Form 20-F
period 2012-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2013-04-15
CIK 1159508

As filed with the Securities and Exchange Commission on April 15, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Karin Dohm, +49-69-910-31183, karin.dohm@db.com, Taunusanlage 12, 60325 Frankfurt am Main, Germany

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

Ordinary Shares, no par value	929,183,898

(as of December 31, 2012)

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

Yes ☐                         No ☒

Deutsche Bank
Annual Report 2012 on Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 28, 2013).

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	New York Stock Exchange

6.375 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII	New York Stock Exchange
6.375 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.625 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX	New York Stock Exchange
6.625 % Noncumulative Company Preferred Securities of Deutsch Bank Capital Funding LLC IX*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.350 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust X	New York Stock Exchange
7.350 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC X*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca

ELEMENTS “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

ELEMENTS Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB US Deflation Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB US Inflation Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB 3x German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031	NYSE Arca

PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031	NYSE Arca

PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

PowerShares DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

*	For listing purpose only, not for trading.

Deutsche Bank	1
Annual Report 2012 on Form 20-F

Table of Contents – 1
PART I – 6
Item 1: Identity of Directors, Senior Management and Advisers – 6
Item 2: Offer Statistics and Expected Timetable – 6
Item 3: Key Information – 6
Selected Financial Data – 6
Dividends – 8
Exchange Rate and Currency Information – 9
Capitalization and Indebtedness – 10
Reasons for the Offer and Use of Proceeds – 10
Risk Factors – 11
Item 4: Information on the Company – 25
History and Development of the Company – 25
Business Overview – 27
Our Corporate Divisions – 30
The Competitive Environment – 30
Regulation and Supervision – 33
Organizational Structure – 47
Property and Equipment – 48
Information Required by Industry Guide 3 – 48
Item 4A: Unresolved Staff Comments – 48
Item 5: Operating and Financial Review and Prospects – 49
Overview – 49
Significant Accounting Policies and Critical Accounting Estimates – 49
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements – 49
Operating Results – 50
Results of Operations – 52
Financial Position – 52
Liquidity and Capital Resources – 52
Post-Employment Benefit Plans – 52
Exposure to Monoline Insurers – 52
Off-Balance Sheet Arrangements – 52
Tabular Disclosure of Contractual Obligations – 52
Research and Development, Patents and Licenses – 52
Item 6: Directors, Senior Management and Employees – 53
Directors and Senior Management – 53
Board Practices of the Management Board – 56
Group Executive Committee – 56
Compensation – 56
Employees – 57
Share Ownership – 57
Item 7: Major Shareholders and Related Party Transactions – 57
Major Shareholders – 57
Related Party Transactions – 58
Interests of Experts and Counsel – 60
Item 8: Financial Information – 60
Consolidated Statements and Other Financial Information – 60
Significant Changes – 66
Item 9: The Offer and Listing – 66
Offer and Listing Details – 66
Plan of Distribution – 67
Selling Shareholders – 67

Deutsche Bank	2
Annual Report 2012 on Form 20-F

Dilution – 67
Expenses of the Issue – 67
Item 10: Additional Information – 68
Share Capital – 68
Memorandum and Articles of Association – 68
Notification Requirements – 68
Material Contracts – 71
Exchange Controls – 71
Taxation – 71
Dividends and Paying Agents – 75
Statement by Experts – 75
Documents on Display – 75
Subsidiary Information – 75
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – 75
Item 12: Description of Securities other than Equity Securities – 75
PART II – 76
Item 13: Defaults, Dividend Arrearages and Delinquencies – 76
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds – 76
Item 15: Controls and Procedures – 76
Disclosure Controls and Procedures – 76
Management’s Annual Report on Internal Control over Financial Reporting – 76
Report of Independent Registered Public Accounting Firm – 77
Change in Internal Control over Financial Reporting – 78
Item 16A: Audit Committee Financial Expert – 78
Item 16B: Code of Ethics – 79
Item 16C: Principal Accountant Fees and Services – 79
Item 16D: Exemptions from the Listing Standards for Audit Committees – 80
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers – 81
Item 16F: Change in Registrant’s Certifying Accountant – 82
Item 16G: Corporate Governance – 82
Item 16H: Mine Safety Disclosure – 85
Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012 – 85
PART III – 89
Item 17: Financial Statements – 89
Item 18: Financial Statements – 89
Item 19: Exhibits – 89
Signatures – 90
Financial Report – 91
Supplemental Financial Information (Unaudited) – S-1

Deutsche Bank	3
Annual Report 2012 on Form 20-F

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

Inclusion of Our Financial Report

We have included as an integral part of this Annual Report on Form 20-F our Financial Report 2012, to which we refer for the responses to certain items hereof. Certain portions of the Financial Report have been omitted, as indicated therein. The included Financial Report contains our consolidated financial statements, which we also incorporate by reference into this report, in response to Items 8.A and 18. Such consolidated financial statements differ from those contained in the Financial Report used for other purposes in that, for Notes 42 and 43 thereof, notes addressing non-U.S. requirements have been replaced with notes addressing U.S. requirements. Such consolidated financial statements have been audited by KPMG AG Wirtschaftsprüfungs gesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 383 of the Financial Report, which report is included only in the version of the Financial Report included in this Annual Report on Form 20-F.

Cautionary Statement Regarding Forward-Looking Statements

We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:

—	the potential development and impact on us of economic and business conditions and the legal and regulatory environment to which we are subject;
—	the implementation of our strategic initiatives and other responses there to;
—	the development of aspects of our results of operations;
—	our expectations of the impact of risks that affect our business, including the risks of losses on our trading processes and credit exposures; and
—	other statements relating to our future business development and economic performance.

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

Deutsche Bank	4
Annual Report 2012 on Form 20-F

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
—

our success in implementing our strategic initiatives and other responses to economic and business conditions and the legal and regulatory environment and realizing the benefits anticipated there from; and

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

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Total assets adjusted	Total assets

Total equity adjusted	Total equity

Leverage ratio (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

While our regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 capital rules, we also set forth in several places measures of our regulatory risk-weighted assets, capital and ratios thereof under a pro forma full application of the Basel 3 rules, based on our assumptions as to how such rules will be implemented. Because the Basel 3 rules are not yet implemented, such measures are also non-GAAP financial measures.

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS (or Basel 2.5, as applicable), please refer (i) for the adjusted leverage ratio as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Management Report: Risk Report: Balance Sheet Management” on pages 183 through 184 of the Financial Report, and (ii) for the other non-GAAP financial measures described above, to pages S-16 through S-18 of the Supplemental Financial Information, which are incorporated by reference herein.

Deutsche Bank	5
Annual Report 2012 on Form 20-F

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS or Basel 2.5 (described above) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS or Basel 2.5 financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS or Basel 2.5 financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS or Basel 2.5 financial measure.

Use of Internet Addresses

This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

Deutsche Bank	Item 3: Key Information	6
Annual Report 2012 on Form 20-F

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not required because this document is filed as an annual report.

Item 2: Offer Statistics and Expected Timetable

Not required because this document is filed as an annual report.

Item  3: Key Information

Selected Financial Data

We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Our corporate division and segment data comes from our management reporting systems and is not in all cases prepared in accordance with IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see Note 05 “Business Segments and Related Information”.

Deutsche Bank	Item 3: Key Information	7
Annual Report 2012 on Form 20-F

Income Statement Data

	2012[1]	2012	2011	2010	2009	2008
	in U.S.$ m.	in € m.	in € m.	in € m.	in € m.	in € m.

Net interest income	20,967	15,891	17,445	15,583	12,459	12,453

Provision for credit losses	2,271	1,721	1,839	1,274	2,630	1,076

Net interest income after provision for credit losses	18,696	14,170	15,606	14,309	9,829	11,377

Commissions and fee income	15,187	11,510	11,544	10,669	8,911	9,741

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,387	5,599	3,058	3,354	7,109	(9,992)

Other noninterest income (loss)	978	741	1,181	(1,039)	(527)	1,411

Total net revenues	44,518	33,741	33,228	28,567	27,952	13,613

Compensation and benefits	17,846	13,526	13,135	12,671	11,310	9,606

General and administrative expenses	19,812	15,016	12,657	10,133	8,402	8,339

Policyholder benefits and claims	547	414	207	485	542	(252)

Impairment of intangible assets	2,488	1,886	–	29	(134)	585

Restructuring activities	520	394	–	–	–	–

Total noninterest expenses	41,213	31,236	25,999	23,318	20,120	18,278

Income (loss) before income taxes	1,034	784	5,390	3,975	5,202	(5,741)

Income tax expense (benefit)	651	493	1,064	1,645	244	(1,845)

Net income (loss)	384	291	4,326	2,330	4,958	(3,896)

Net income (loss) attributable to noncontrolling interests	71	54	194	20	(15)	(61)

Net income (loss) attributable to Deutsche Bank shareholders	312	237	4,132	2,310	4,973	(3,835)

	in U.S.$	in €	in €	in €	in €	in €

Basic earnings per share[2,3]	0.33	0.25	4.45	3.07	7.21	(6.87)

Diluted earnings per share[2,4]	0.33	0.25	4.30	2.92	6.94	(6.87)

Dividends paid per share[5]	0.99	0.75	0.75	0.75	0.50	4.50

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3194 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2012.

[2]

The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[3]	We calculate basic earnings per share for each period by dividing our net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding.
[4]

We calculate diluted earnings per share for each period by dividing our net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding after assumed conversions.

[5]	Dividends we declared and paid in the year.

Balance Sheet Data

	2012[1]	2012	2011	2010	2009	2008
	in U.S. $ m.	in € m.	in € m.	in € m.	in € m.	in € m.

Total assets	2,655,067	2,012,329	2,164,103	1,905,630	1,500,664	2,202,423

Loans	524,170	397,279	412,514	407,729	258,105	269,281

Deposits	761,560	577,202	601,730	533,984	344,220	395,553

Long-term debt	208,593	158,097	163,416	169,660	131,782	133,856

Common shares	3,140	2,380	2,380	2,380	1,589	1,461

Total shareholders’ equity[2]	71,252	54,003	53,390	48,819	36,647	30,703

Tier 1 capital[3]	66,607	50,483	49,047	42,565	34,406	31,094

Regulatory capital[3]	75,226	57,015	55,226	48,688	37,929	37,396

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3194 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2012.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[3]

Capital amounts for 2012 and 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). Capital amounts presented for 2010, 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

Deutsche Bank	Item 3: Key Information	8
Annual Report 2012 on Form 20-F

Certain Key Ratios and Figures

	2012	2011	2010	2009	2008
Share price at period-end[1]	€ 32.95	€ 29.44	€ 39.10	€ 44.98	€25.33

Share price high[1]	€ 39.51	€ 48.70	€ 55.11	€ 53.05	€81.73

Share price low[1]	€ 22.11	€ 20.79	€ 35.93	€ 14.00	€16.92

Book value per basic share outstanding[2]	€ 57.37	€ 58.11	€ 52.38	€ 52.65	€47.90

Return on average shareholders’ equity (post-tax)[3]	0.4%	8.2%	5.5%	14.6%	(11.1) %

Pre-tax return on average shareholders’ equity[4]	1.3%	10.2%	9.5%	15.3%	(16.5) %

Pre-tax return on average active equity[5]	1.3%	10.3%	9.6%	15.1%	(17.7) %

Cost/income ratio[6]	92.6%	78.2%	81.6%	72.0%	134.3%

Compensation ratio[7]	40.1%	39.5%	44.4%	40.5%	70.6%

Noncompensation ratio[8]	52.5%	38.7%	37.3%	31.5%	63.7%

Common Equity Tier 1 capital ratio[9]	11.4%	9.5%	8.7%	8.7%	7.0%

Tier 1 capital ratio[9]	15.1%	12.9%	12.3%	12.6%	10.1%

Employees at period-end (full-time equivalent):[10]
In Germany	46,308	47,323	49,265	27,321	27,942
Outside Germany	51,911	53,673	52,797	49,732	52,514

Branches at period-end:
In Germany	1,944	2,039	2,087	961	961
Outside Germany	1,040	1,039	996	1,003	989

[1]	For comparison purposes, the share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
[2]	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).
[3]	Net income (loss) attributable to our shareholders as a percentage of average shareholders’ equity.
[4]	Income (loss) before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.
[5]	Income (loss) before income taxes attributable to our shareholders as a percentage of average active equity.
[6]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[7]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[8]

Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[9]

Ratios presented for 2012 and 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation. Ratios presented for 2010, 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

[10]	Deutsche Postbank aligned its FTE definition to that of Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.

Effective January 1, 2009, the German withholding tax applicable to dividends increased to 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge) compared to 21.1 % applicable for the year 2008. For individual German tax residents, the withholding tax paid after January 1, 2009 represents for private dividends, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.

Deutsche Bank	Item 3: Key Information	9
Annual Report 2012 on Form 20-F

U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009 (compared to an entitlement to a refund of 6.1 % of the dividends received in the year 2008). For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

Dividends in the table below are presented before German withholding tax.

See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

Payout ratio [2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2012 (proposed)	$ 0.99	€ 0.75	N/M	N/M

2011	$ 0.97	€ 0.75	17%	17%

2010	$ 1.00	€ 0.75	24%	26%

2009	$ 1.08	€ 0.75	10%	11%

2008	$ 0.70	€ 0.50	N/M	N/M

N/M	– Not meaningful
[1]

For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the period end rate for the last business day at each year end as described below under “Exchange Rate and Currency Information”. The exchange rates for 2008 are based on the “noon buying rate” announced by the Federal Reserve Bank of New York. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008.

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

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.3194 per euro, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2012 (the last business day of 2012). ECB euro foreign exchange reference rates are based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 2.15 p.m. CET. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2012 or any other date.

The ECB euro foreign exchange reference rate for U.S. dollars for December 31, 2012 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.

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

Deutsche Bank	Item 3: Key Information	10
Annual Report 2011 on Form 20-F

Euro foreign exchange reference rates for U.S. dollars as published by the ECB (unless indicated otherwise)

in U.S.$ per €	Period-end[1]	Average[2]	High	Low
2013
March (through March 28)	1.2805	–	1.3090	1.2768
February	1.3129	–	1.3644	1.3077
January	1.3550	–	1.3550	1.3012

2012
December	1.3194	–	1.3302	1.2905
November	1.2986	–	1.2994	1.2694
October	1.2993	–	1.3120	1.2877
September	1.2930	–	1.3095	1.2568

2012	1.3194	1.2932	1.3454	1.2089

2011	1.2939	1.4000	1.4882	1.2889

2010	1.3362	1.3207	1.4563	1.1942

2009	1.4406	1.3963	1.5120	1.2555

2008[3]	1.3919	1.4695	1.6010	1.2446

[1]	Period-end rate is the rate announced for the last business day of the period.
[2]	We calculated the average rates for each year using the average of exchange rates on the last business day of each month during the year. We did not calculate average exchange rates within months.
[3]

The exchange rates for 2008 are based on the “noon buying rate” announced by the Federal Reserve Bank of New York. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008.

Capitalization and Indebtedness

Consolidated capitalization in accordance with IFRS as of December 31, 2012 in € m.
Debt:[1,2]

Long-term debt	158,097

Trust preferred securities	12,091

Long-term debt at fair value through profit or loss	12,193

Total debt	182,381

Shareholders’ equity:

Common shares (no par value)	2,380

Additional paid-in capital	23,778

Retained earnings	29,198

Common shares in treasury, at cost	(60)

Accumulated other comprehensive income, net of tax

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	465
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(159)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	–
Foreign currency translation, net of tax	(1,589)
Unrealized net gains (losses) from equity method investments	(10)

Total shareholders’ equity	54,003

Noncontrolling interests	407

Total equity	54,410

Total capitalization	236,791

[1]	€ 1,535 million (1%) of our debt was guaranteed as of December 31, 2012. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 56,214 million (31%) of our debt was secured as of December 31, 2012.

Reasons for the Offer and Use of Proceeds

Not required because this document is filed as an annual report.

Deutsche Bank	Item 3: Key Information	11
Annual Report 2012 on Form 20-F

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

As a global investment bank with a large private client franchise, our businesses are materially affected by global macroeconomic and financial market conditions. Over the last several years, banks, including us, have experienced nearly continuous stress on their business models and prospects. A widespread loss of investor confidence, both in our industry and in the broader markets, has put significant pressure on the financial sector and our businesses.

While slow economic growth largely continued in 2011 and 2012 in our key North American and Asian markets, the eurozone has fallen back into recession for the second time since 2009, and even our home market Germany is likely to have contracted in the last quarter 2012. Continued concerns about the European sovereign debt crisis have persisted through 2012, fuelled by increasing public debt loads, economic contraction or weak growth and surging unemployment rates in several European countries. The continued high degree of uncertainty in Europe has been further exacerbated by headwinds in the global economy, with declining rates of growth in emerging economies including China, and a recovery in the United States that has remained tepid at best. The negative sentiment has particularly affected banks, such as us, given their sensitivity to macroeconomic conditions. In addition, the economic outlook remains uncertain and many European banks are finding themselves positioned between the threat posed by the European sovereign debt crisis and uncertain or reduced revenue streams, on the one hand, and new and more rigorous regulatory capital requirements and proposals for further regulatory tightening, coupled with market expectations that they phase in the new capital requirements quickly, on the other hand. In response, some banks have tightened the availability of credit in the real economy, placing further pressure on the prospects for early economic recovery.

These conditions have adversely impacted many of our businesses, even as we have been recalibrating our business model in response to the effects of the global financial crisis that began in 2008 and the ongoing European sovereign debt crisis. In particular, during 2008 and 2009, we wrote down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments, and more recently we wrote down the carrying value of our Greek sovereign debt portfolio. Despite initiatives to reduce our exposure to affected asset classes or activities, reductions of exposures have not always been possible due to illiquid trading markets for many assets. As a result, we have substantial remaining exposures in some asset classes and thus continue to be exposed to any future deterioration in prices for the remaining positions. In addition, levels of activity in a number of our businesses that are dependent on robust levels of client activity, such as our credit and equity trading businesses and our asset management business, have seen lower levels of customer-driven transaction flow, leading to lower revenues. If uncertainty about the macroeconomic environment persists or worsens, this trend may also be difficult for us to counter. More generally, if economic conditions in the eurozone fail to improve, or continue to worsen, or if economic growth stagnates elsewhere, our results of operations may be materially and adversely affected. In particular, we may in the future be unable to offset the potential negative effects on our profitability of the current macroeconomic and market conditions through performance in our other businesses.

We have been and may continue to be directly affected by the ongoing European sovereign debt crisis, and we may be required to take impairments on our exposures to the sovereign debt of European or other countries. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses.

Starting in late 2009, the sovereign debt markets of the eurozone began to undergo substantial stress as the markets began to perceive the credit risk of a number of countries as having increased. Despite a number of measures taken by European governments and regulators to stem the negative effects of the crisis, in particular the loosening of central bank funding and participation in the restructuring of Greece’s sovereign indebtedness,

Deutsche Bank	Item 3: Key Information	12
Annual Report 2012 on Form 20-F

the uncertainty surrounding the sovereign debt crisis and European Union efforts to resolve the crisis have continued largely unabated. During 2012, concern increased that financial contagion would spread to the core of the eurozone, as investors demanded increasingly high returns for the sovereign debt of Italy and Spain.

The effects of the sovereign debt crisis have been especially evident in the financial sector, as a large portion of the sovereign debt of eurozone countries is held by European financial institutions, including us. As of December 31, 2012, we had a direct sovereign credit risk exposure of € 847 million to Italy, € 1.5 billion to Spain, € 355 million to Ireland, € 258 million to Portugal and € 39 million to Greece. In February 2012 the Greek government invited private sector holders of bonds issued or guaranteed by the Greek government to participate in a debt exchange offer and consent solicitations. As a consequence of the exchange, we and other financial institutions recognized further impairments in March 2012 in addition to prior impairments voluntarily agreed in 2011. However, it remains uncertain whether Greece will be able to manage its reduced debt levels after these efforts. In addition, concerns over the ability of other eurozone sovereigns, especially Spain, Italy and Cyprus, to manage their debt levels have intensified, and similar negotiations or exchanges could take place with respect to the sovereign debt of these or other affected countries. The outcome of any negotiations regarding changed terms (including reduced principal amounts or extended maturities) of sovereign debt may result in additional impairments of assets on our balance sheet. Any negotiations are highly likely to be subject to political and economic pressures that we cannot control, and we are unable to predict their effects on the financial markets, on the greater economy or on ourselves.

In addition, any restructuring of outstanding sovereign debt may result in potential losses for us and other market participants that are not covered by payouts on hedging instruments that we have entered into to protect against the risk of default. These instruments largely consist of credit default swaps, generally referred to as CDSs, pursuant to which one party agrees to make a payment to another party if a credit event (such as a default) occurs on the identified underlying debt obligation. A sovereign restructuring that avoids a credit event through voluntary write-downs of value may not trigger the provisions in CDSs we have entered into, meaning that our exposures in the event of a write-down could exceed the exposures we previously viewed as our net exposure after hedging. Additionally, even if the CDS provisions are triggered, the amounts ultimately paid under the CDSs may not correspond to the full amount of any loss we incur. We also face the risk that our hedging counterparties have not effectively hedged their own exposures and may be unable to provide the necessary liquidity if payments under the instruments they have written are triggered. This may result in systemic risk for the European banking sector as a whole and may negatively affect our business and financial position.

Regulatory and political actions by European governments in response to the sovereign debt crisis may not be sufficient to prevent the crisis from spreading or to prevent departure of one or more member countries from the common currency. The default or departure of any one or more countries from the euro could have unpredictable consequences on the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

The deterioration of the sovereign debt market in the eurozone and Eastern Europe, particularly the increasing costs of borrowing affecting many eurozone states during the course of 2012 and downgrades in the credit ratings of most eurozone countries in 2011 and 2012, indicate that the sovereign debt crisis can affect even the financially more stable countries in the eurozone, including Germany. Substantial doubt remains whether actions taken by European policymakers will be sufficient to contain the crisis over the longer term. In particular, there are doubts about the effectiveness of the European Stability Mechanism, generally referred to as the ESM, the special purpose vehicle created by the European Union to combat the sovereign debt crisis. In addition, the austerity programs introduced by a number of countries across the eurozone in response to the sovereign debt crisis appear to be dampening economic growth, and may continue to do so over the medium and longer terms. As the eurozone has fallen back into recession, questions about the long-term growth prospects

Deutsche Bank	Item 3: Key Information	13
Annual Report 2012 on Form 20-F

of the eurozone countries could exacerbate their difficulties in refinancing their sovereign debt as it comes due, further increasing pressure on other eurozone governments.

In addition, the possibility exists that one or more members of the eurozone may default on their debt obligations or leave the common currency, resulting in the reintroduction of one or more national currencies. Should a eurozone country conclude it must exit the common currency, the resulting need to reintroduce a national currency and restate existing contractual obligations could have unpredictable financial, legal, political and social consequences, leading not only to significant losses on sovereign debt but also on private debt in that country. Given the highly interconnected nature of the financial system within the eurozone, and the high levels of exposure we have to public and private counterparties around Europe, our ability to plan for such a contingency in a manner that would reduce our exposure to non-material levels is likely to be limited. If the overall economic climate deteriorates as a result of one or more departures from the eurozone, our business could be adversely affected, and, if overall business levels decline or we are forced to write down significant exposures among our various businesses, we could incur substantial losses.

We have a continuous demand for liquidity to fund our business activities, and our ability to access the capital markets for liquidity and to fund assets in the current market environment may be limited. In addition, we may suffer during periods of market-wide or firm-specific liquidity constraints, and liquidity may not be available to us even if our underlying business remains strong.

We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive cost. Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets. As a result of the ongoing European sovereign debt crisis, we have, in recent periods, experienced declines in the price of our shares and increases in the premium investors must pay when purchasing CDSs on our debt. In addition, negative developments concerning other financial institutions perceived to be comparable to us and negative views about the financial services industry in general have also recently affected us. These perceptions have affected the prices at which we have accessed the capital markets to obtain the necessary funding to support our business activities; should these perceptions worsen, our ability to obtain this financing on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms, and could also force us to curtail business, such as the extension of new credit. This could have an adverse effect on our business, financial condition and results of operations.

As a result of funding pressures arising from the European sovereign debt crisis, there has been increased intervention by a number of central banks, in particular the European Central Bank, generally referred to as the ECB, and the U.S. Federal Reserve. In September 2012, the ECB announced a new unlimited sovereign bond buying program aimed at keeping the borrowing costs of affected eurozone countries low through the purchase of their debt instruments. In addition, the ECB agreed in December 2011 and February 2012 to provide low-interest secured loans to European financial institutions for up to three years. The U.S. Federal Reserve has expanded its provision of U.S. dollar liquidity to the ECB, which the ECB has then made available to European banks. To date a number of financial institutions have drawn on these funding sources to maintain or enhance their liquidity. To the extent these incremental measures are curtailed or halted, this could adversely impact funding markets for all European institutions, including us, leading to an increase in funding costs, or reduced funding supply, which could result in a reduction in business activity. In addition, negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons outside our control and that we cannot foresee.

Deutsche Bank	Item 3: Key Information	14
Annual Report 2012 on Form 20-F

Since the start of the global financial crisis the major credit rating agencies have lowered our credit ratings or placed them on review or watch on multiple occasions. This trend has continued during the ongoing European sovereign debt crisis. On November 29, 2011, Standard & Poor’s, while affirming our long-term credit rating at A+, revised our outlook to “negative”, on December 15, 2011, Fitch Ratings announced that it was downgrading our long-term issuer default rating to A+ from AA-, and on June 21, 2012, Moody’s Investor Services announced it was downgrading our long-term senior debt rating from A2 to Aa3. Most recently, on March 26, 2013, Standard & Poor’s placed our long-term credit rating on credit watch with negative implications. Recent credit rating downgrades have not materially affected our borrowing costs. However, any future downgrade could materially affect our funding costs, although we are unable to predict whether this would be the case or the extent of any such effect. The effect would depend on a number of factors including whether a downgrade affects financial institutions across the industry or on a regional basis, or is intended to reflect circumstances specific to us; any actions our senior management may take in advance of or in response to the downgrade; the willingness of counterparties to continue to do business with us; any impact of other market events and the state of the macroeconomic environment more generally.

Additionally, under many of the contracts governing derivative instruments to which we are a party, a downgrade could require us to post additional collateral, lead to terminations of contracts with accompanying payment obligations for us or give counterparties additional remedies. We take these effects into account in our liquidity stress testing analysis, as further described in “Management Report: Risk Report: Liquidity Risk: Stress Testing and Scenario Analysis” on pages 164 through 165 of the Financial Report.

Regulatory reforms enacted and proposed in response to the persistent weaknesses in the financial sector, together with increased regulatory scrutiny more generally, will require us to maintain increased capital and may significantly affect our business model and the competitive environment. Any perceptions in the market that we may be unable to meet our capital requirements with an adequate buffer, or that we should maintain capital in excess of the requirements, could intensify the effect of these factors on our business and results.

In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued in response to some of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for us and the financial industry in general. The wide range of recent actions or current proposals includes, among others, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, charging special levies to fund governmental intervention in response to crises, expansion of the resolution powers of regulators, separation of certain businesses from deposit taking, breaking up financial institutions that are perceived to be too large for regulators to assume the risk of their failure, and reforming derivatives and other market infrastructures. In addition, regulatory scrutiny under existing laws and regulations has become more intense. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still on-going. In December 2010, the Basel Committee on Banking Supervision published a set of comprehensive changes to the capital adequacy framework, known as Basel 3, which will be implemented into European Union law by a legislative package referred to as “CRD 4”. Following political agreement on CRD 4, the Council of the European Union published a revised draft of the legislative package on March 26, 2013. CRD 4 will contain, among others, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers, tightened liquidity standards and the introduction of a non-risk based leverage ratio. CRD 4 will also provide for executive compensation reforms which could put us at a disadvantage to our competitors in attracting and retaining talented employees, especially compared to those outside the European Union. Most of the new rules are expected to apply from January 1, 2014, with capital requirements and buffers increasing from year to year.

Deutsche Bank	Item 3: Key Information	15
Annual Report 2012 on Form 20-F

We may not have sufficient capital to meet increasing regulatory requirements. This could occur due to regulatory and other changes, such as the gradual phase out of our hybrid capital instruments, and due to any substantial losses we were to incur, which would reduce our retained earnings, a component of Core Tier 1 capital (which will be replaced by Common Equity Tier 1 capital when the CRD 4 proposals become law), or due to a combination of these factors. If we are unable to increase our capital ratios to the regulatory minimum in any such case, by raising new capital through the capital markets, through the reduction of risk-weighted assets or through other means, we could be forced to accept capital injections from the German government or the European Union. These capital injections could lead to significant dilution of our shareholders, and regulators may impose additional operational and other limitations or obligations on our business as conditions to public funding. If we are unable to build up capital buffers as required by Basel 3 and CRD 4, we may become subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. In addition, any requirement to increase capital ratios could lead us to adopt a strategy focusing on capital preservation and creation over revenue generation and profit growth, in particular involving the reduction in higher margin risk-weighted assets.

Any increased capital requirements, including those described above, could have adverse effects on our business, financial condition and results of operations, as well as on perceptions in the market of our stability, particularly if any such proposal becomes effective and results in our having to raise capital at a time when financial markets are distressed. If these regulatory requirements must be implemented very quickly, we may decide that the quickest and most reliable path to compliance is to reduce the level of assets on our balance sheet, dispose of divisions or separate out certain activities or reduce or close down certain business lines. The effects on our capital raising efforts in such a case could be amplified due to the expectation that our competitors, at least those subject to the same or similar capital requirements, would likely also be required to raise capital at the same time. Moreover, some of our competitors, particularly those outside the European Union, may not face the same or similar regulations, which could put us at a competitive disadvantage.

In addition to these regulatory initiatives, market sentiment may encourage financial institutions such as us to maintain even more capital beyond regulatory-mandated minima, which could exacerbate the effects on us described above or, if we do not increase our capital to the encouraged levels, could lead to the perception in the market that we are undercapitalized relative to our peers generally.

On February 6, 2013, the German government published a Draft Bill on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (the “Draft Bill”). The Draft Bill contains, among other provisions, rules on the preparation of recovery and resolutions plans for banks, such as us, which are deemed systemically important to the German economy. The Draft Bill also grants additional powers to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) to eliminate impediments to a bank’s resolution, which could affect our business activities or our legal or operational structure. The Draft Bill preempts in part the implementation into German law of the European directive establishing a framework for the recovery and resolution of credit institutions and investment firms (“RRD”), a draft of which was published by the European Commission on June 6, 2012. The RRD, in addition to the rules and requirements set forth in the Draft Bill, provides for the power of the resolution authority to write down debt, or to convert debt into equity (so-called “bail-in”). In order to facilitate such bail-in powers, which are expected to become effective from January 1, 2018 onwards, banks may be required to include in their debt instruments conditions that recognize the powers to write down or convert debt. The bail-in powers and such conditions could result in increased refinancing costs. Furthermore, we may not be able to issue debt instruments subject to bail-in in sufficient amounts to meet regulatory requirements, for example because there is no liquid market for such debt instruments. This could adversely affect our business, financial condition and results of operations.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, enacted in July 2010, has numerous provisions that may affect our operations. Under the Dodd-Frank Act, we and certain of our affiliates and subsidiaries registered as swap dealers and became subject to extensive oversight by the U.S. Commodity Futures Trading Commission. Regulation of swap dealers by the U.S. Commodity

Deutsche Bank	Item 3: Key Information	16
Annual Report 2012 on Form 20-F

Futures Trading Commission will impose numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution and other regulatory requirements on us, which may adversely affect our derivatives business and make us less competitive, especially as compared to competitors not subject to such regulation. However, although many significant regulations applicable to swap dealers are already in effect, we are unable at this time to determine the full impact of these requirements because some of the most important rules, such as margin requirements, have not yet been implemented.

Proposals in the United States designed to prohibit proprietary trading (Volcker Rule) and in the European Union and Germany, targeting structural separation of trading from deposit taking activities (based upon the Liikanen group recommendations), could have significant implications for future bank strategy. In Germany, these proposals form part of the Draft Bill. While none of the proposals are settled yet, and the ultimately agreed rules may have limited implications for market-making activity, each of the proposals has the potential to disrupt markets and materially increase operational costs. If the proposals in the Draft Bill were implemented as drafted, we would be required to separate our proprietary trading (as defined in the rulemaking, which could include trading we view as customer related) and certain other activities associated with higher risks from our deposit-taking business. Such separation could result in higher operational financing costs for the separated activities that could adversely affect our business, financial condition and results of operations.

Regulatory authorities also have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been steadily increasing during the recent years of crisis. Regulation may be imposed on an ad hoc basis by governments and regulators in response to the ongoing or future crises, and these may especially affect financial institutions such as us that are deemed to be systemically important. For example, future stress tests or exceptional and temporary capital ratios, such as the one mandated by the European Council in October 2011, may be imposed very quickly. In addition, the regulators having jurisdiction over us have discretion to impose capital deductions on financial institutions for operational risks that are not otherwise recognized in risk-weighted assets or other surcharges depending on the individual situation of the bank. Furthermore, any prospective changes in accounting standards, such as those imposing stricter or more extensive requirements to carry assets at fair value, could also have uncertain impacts on our capital needs.

In December 2012, the U.S. Federal Reserve proposed a rule that would impose enhanced prudential standards on our U.S. operations and would require us to organize all of our U.S. bank and nonbank subsidiaries under a U.S. intermediate holding company that would be subject to U.S. capital requirements and enhanced prudential standards applicable to top-tier U.S. bank holding companies of its size. Such proposed rule, which is open for public comment until April 30, 2013, would become effective in July 2015. This rule, if adopted in its current form, could require us to reduce assets held in the U.S., inject capital or otherwise change the structure of our U.S. operations. To the extent that we are required to reduce operations in the U.S. or deploy capital in the U.S. that could be deployed more profitably elsewhere, the rule could have an adverse effect on our business, financial condition and results of operations.

In addition, bank levies have been introduced in some countries including Germany and the United Kingdom and are still under discussion in a number of other countries. We accrued € 247 million for the German and U.K. bank levies in 2011 and € 222 million in 2012, primarily recognized in Consolidation & Adjustments. Furthermore, the European Union contemplates the introduction of a bank-funded European resolution fund, which will likely replace national resolution funds such as the German restructuring fund. The impact of future levies cannot currently be quantified and they may have a material adverse effect on our business, results of operations and financial condition in future periods.

Separately, on January 22, 2013, the Council of the European Union adopted a decision authorizing eleven member states (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) to proceed with the introduction of a financial transaction tax under the European Union’s “enhanced cooperation procedure”. The European Commission adopted a draft directive for the implementation of the financial transaction tax on February 14, 2013. Since the directive is only in draft form, the scope of the proposed tax is still uncertain. Depending on the final details, the proposed financial transaction tax could have a

Deutsche Bank	Item 3: Key Information	17
Annual Report 2012 on Form 20-F

materially negative effect on our profits and business. National financial transaction taxes have already been proposed or implemented in a number of European jurisdictions, including France (starting in August 2012) and Italy (starting from March/July 2013). Though these national regimes include intermediary exemptions, there will be implementation costs as well as market consequences which may affect our revenues.

Adverse market conditions, historically low prices and volatility have affected and may in the future materially and adversely affect our revenues and profits, particularly in our investment banking, brokerage and other commission- and fee-based businesses. As a result, we have incurred and may in the future incur significant losses from our trading and investment activities.

As a global investment bank, we have significant exposure to the financial markets and are more at risk from adverse developments in the financial markets than are institutions engaged predominantly in traditional banking activities. Sustained market declines have caused and can in the future cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode or cause us to show material losses. Volatility can also adversely affect us, by causing the value of financial assets we hold to decline or the expense of hedging our risks to rise.

Specifically, our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values, as they have during the recent downturn. In addition, periods of market decline and uncertainty, such as that currently being experienced in light of the ongoing European sovereign debt crisis, tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. In the recent past, decreased client appetite for risk has led to lower results in our Corporate Banking & Securities Corporate Division. Our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

Market downturns also have led and may in the future lead to declines in the volume of transactions that we execute for our clients and, therefore, to declines in our noninterest income. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals reduces the revenues we receive from our asset management and private banking businesses. Even in the absence of a market downturn, below-market or negative performance by our investment funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business. While our clients would be responsible for losses we incur in taking positions for their accounts, we may be exposed to additional credit risk as a result of their need to cover the losses where we do not hold adequate collateral or cannot realize it. Our business may also suffer if our clients lose money and we lose the confidence of clients in our products and services.

In addition, the revenues and profits we derive from many of our trading and investment positions and our transactions in connection with them can be directly and negatively impacted by market prices, which have been volatile in recent years. In each of the product and business lines in which we enter into these trading and investment positions, part of our business entails making assessments about the financial markets and trends in them. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, the assessments we have made may prove to lead to lower revenues or profits, or may lead to losses, on the related transactions and positions. In addition, we commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility. Such losses may especially occur on assets we hold for which there are not very liquid markets initially. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that we calculate using models other than publicly-quoted prices.

Deutsche Bank	Item 3: Key Information	18
Annual Report 2012 on Form 20-F

Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.

In order to address concerns about recent market and regulatory developments in addition to greatly increased costs of risk, we have recently announced our Strategy 2015+. If we are unable to implement our new strategy successfully, we may be unable to achieve our financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected.

In mid-2012, we conducted a strategic review of our business focused on adapting it to the current difficult economic and regulatory environment. As a result of this review, in September 2012, we published our strategic and financial aspirations for 2015 in our Strategy 2015+. As part of this, we announced financial objectives for the Group and our operating businesses for 2015, which were based on a number of key assumptions regarding economic, business and regulatory conditions. To support these aspirations, we launched a number of strategic initiatives, including the creation of an integrated Asset & Wealth Management division that includes former Corporate Banking & Securities businesses such as exchange-traded funds (ETFs), the launch of an Operational Excellence Program aimed at achieving major reductions in costs, duplication and complexity in the years ahead, and the creation of a Non-Core Operations Unit, the purpose of which is to accelerate de-risking through coordinating activities across Deutsche Bank to dispose of non-core assets.

If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the € 4.0 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including the continuation of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions, regulatory changes that increase our costs or restrict our activities and increased competition for business.

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

Many of our derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that we deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we do not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause us to forfeit the payments otherwise due to us or result in settlement delays, which could damage our reputation and ability to transact future business, as well as increased costs to us. Recently enacted legislation in the European Union (EMIR) and the U.S. (the Dodd-Frank Act) will introduce requirements for the standardization, margining, central clearing and transaction reporting of certain over-the-counter derivatives. While such requirements are aimed at reducing the risk posed to counterparties and the financial system by such derivatives,

Deutsche Bank	Item 3: Key Information	19
Annual Report 2012 on Form 20-F

they may reduce the volume and profitability of the transactions in which we engage, and compliance with such provisions may impose substantial costs on us.

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

A substantial proportion of the assets and liabilities on our balance sheet comprise financial instruments that we carry at fair value, with changes in fair value recognized in the income statement. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding unfavorable change in fair value is recognized in the income statement. These changes have been and could in the future be significant. Additionally, in recent periods there has been a significant difference between fair value and book value for some assets.

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

We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, the risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. During the recent financial crisis, the financial markets experienced unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In this volatile market environment, our risk management tools and metrics failed to predict some of the losses we experienced, particularly in 2008, and may in the future fail to predict important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks especially in light of the ongoing European sovereign debt crisis, many of the outcomes of which are currently unforeseeable. Our losses thus have been and may continue to be significantly greater than the historical measures indicate.

Deutsche Bank	Item 3: Key Information	20
Annual Report 2012 on Form 20-F

In addition, our more qualitative approach to managing those risks not taken into account by our quantitative methods could also prove insufficient, exposing us to material unanticipated losses. Also, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our revenues and profits. See “Management Report: Risk Report” beginning on page 43 of the Financial Report for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks.

We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate.

The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, counterparties and others have sought to subject financial services providers to increasing responsibilities and liabilities. This trend has accelerated markedly as a result of the recent global financial crisis and the ongoing European sovereign debt crisis. As a result, we may further be subject to an increasing incidence or amount of liability or regulatory sanctions and may further be required to make greater expenditures and devote additional resources to address potential liability.

Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made for such risks. See “Item 8: Financial Information – Legal Proceedings” and Note 29 “Provisions” to our consolidated financial statements for information on our legal, regulatory and arbitration proceedings.

We are currently the subject of regulatory and criminal industry-wide investigations relating to interbank offered rates, as well as civil actions. Due to a number of uncertainties, including those related to the high profile of the matters and other banks’ settlement negotiations, the eventual outcome of these matters is unpredictable, and may materially and adversely affect our results of operations, financial condition and reputation.

We have received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR), Singapore Interbank Offered Rate (SIBOR) and other interbank offered rates. We are cooperating with these investigations.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York and in other federal district courts against us and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR.

Regulators are also investigating numerous financial institutions in addition to us, and as details of these investigations and their findings have become public, the reported actions of some financial institutions have attracted substantial attention in the media and the markets, leading to further reputational risk for institutions like us that are currently subject to similar inquiries. In the period from mid-2012 to early 2013, three financial institutions entered into settlements with the U.K. Financial

Deutsche Bank	Item 3: Key Information	21
Annual Report 2012 on Form 20-F

Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, one financial institution’s settlement included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against that entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

Because the various investigations and civil actions are still in their early stages, we cannot predict the effect on us of the interbank offered rates matters, which could include fines levied by government bodies, damages from private litigation for which we may be liable and regulatory consequences. This uncertainly is further exacerbated by several factors outside of our control, such as the high profile of these matters and the contours of other financial institutions’ settlement negotiations. In addition, regulatory and law enforcement authorities may make assessments about the conduct of institutions in the industry as a whole and impose additional regulatory or supervisory burdens on us. Any fines, damages or regulatory consequences may have a material adverse effect, beyond provisions taken, on our results of operations, financial condition or reputation.

We have been subject to contractual claims and litigation in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S. $ 84 billion of loans into private label securitizations and U.S. $ 71 billion through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. We have been, and in the future may be, presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. As of December 31, 2012, we have approximately U.S. $ 4.6 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, we have established provisions of € 341 million in 2012. As with provisions generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. There are other potential mortgage repurchase demands that we anticipate may be made, but we cannot reliably estimate their timing or amount. As of December 31, 2012, we have completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.6 billion. In connection with those repurchases and settlements, we have obtained releases for potential claims on approximately U.S. $ 41.6 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S. $ 105 billion of U.S. residential mortgage-backed securities (“RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 29 “Provisions” to our consolidated financial statements, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. We have a number of pending lawsuits against us or our affiliates as issuer and/or underwriter of RMBS. Such RMBS litigations pending are in various stages up through discovery and we continue to defend these actions vigorously. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.

Deutsche Bank	Item 3: Key Information	22
Annual Report 2012 on Form 20-F

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

Among the operational risks we face is the risk of breaches of the security of our computer systems due to unauthorized access to networks or resources, the introduction of computer viruses or malware or other forms of cyberattack. Although we devote significant resources toward the protection of our computer systems against such breaches, there is no assurance that such measures will be effective against all threats. We and other financial institutions have experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to company or customer information or damaging or interfering with company data, resources or business activities. Given the varying nature and evolving sophistication of such attacks, it is possible that we may not be able to effectively anticipate and prevent all such attacks. A successful attack could have a significant negative impact on us, including as a result of disclosure or misappropriation of confidential information, damage to computer systems, financial losses, reputational damage, customer dissatisfaction and potential regulatory or litigation exposure.

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

We have large clearing and settlement businesses and an increasingly complex IT landscape. These give rise to the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us. In such a case, we might suffer harm to our reputation even if no material amounts of money are lost. This could cause customers to take their business elsewhere, which could materially harm our revenues and profits.

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

Deutsche Bank	Item 3: Key Information	23
Annual Report 2012 on Form 20-F

thus cause our share price to fall. It could also lead to departures of key employees, or lead to increased costs and reduced profitability if we felt compelled to offer them financial incentives to remain.

The effects of the takeover of Deutsche Postbank AG may differ materially from our expectations.

Deutsche Postbank AG (together with its subsidiaries, “Postbank”) became a consolidated, majority-owned subsidiary of ours in December 2010 following a public takeover offer by us. In June 2012 Deutsche Postbank AG and a wholly-owned subsidiary of Deutsche Bank AG entered into a domination and profit and loss transfer agreement, which became incontestably valid in September 2012. As a result, we have general control over the management of Postbank. The effects of this acquisition on us may differ materially from our expectations. Our estimates of the synergies and other benefits that we expect to realize, and the costs that we might incur, as a result of this acquisition involve subjective assumptions and judgments that are subject to significant uncertainties. Moreover, Postbank’s securities portfolio contains products that may also be subject to material further decreases in value.

Furthermore, unforeseen difficulties may emerge in connection with the integration of Postbank’s business, including potential difficulties due to integration of IT systems and personnel, different internal standards and business procedures, the commitment of management resources in connection with the integration process and the potential loss of key personnel. The benefits, synergies, costs and timeframe of the integration could be adversely affected by any of these factors, as well as by a variety of factors that are partially or entirely beyond our and Postbank’s control, such as negative market developments. Any failure to integrate Postbank’s operations on a timely and efficient basis could have a material adverse effect on our net assets, financial condition and results of operations.

We may have difficulties selling non-core assets at favorable prices or at all and may experience material losses from these assets and other investments irrespective of market developments.

We may seek to sell certain non-core assets, including those assigned to our new Non-Core Operations Unit. Such sales may be made as part of our strategy to meet or exceed the new capital requirements by reducing risk-weighted assets and thereby improving our capital ratios. This strategy may prove difficult in the current market environment as many of our competitors are also seeking to dispose of assets to improve their capital ratios. Unfavorable business or market conditions may make it difficult for us to sell such assets at favorable prices, or may preclude such a sale altogether. If the measures announced in response to the ongoing European sovereign debt crisis prove inadequate to calm market concern or if the European debt crisis otherwise worsens, we may experience difficulty in obtaining funding in a manner permitting us to conduct our business without needing to dispose of significant volumes of assets.

In addition, we have made significant investments in individual companies and have other assets that are not part of our core business such as our stakes in The Cosmopolitan of Las Vegas, Maher Terminals and BHF-BANK. Losses and risks from those assets and at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, potentially impacting our financial statements or earnings, even where general market conditions are favorable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures. Any potential write-down for any such investment could further negatively affect our business.

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

Deutsche Bank	Item 3: Key Information	24
Annual Report 2012 on Form 20-F

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

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism or persons targeted by U.S. economic sanctions may lead potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

We engage or have engaged in a limited amount of business with counterparties, including government owned or controlled counterparties, in certain countries which the U.S. State Department has designated as state sponsors of terrorism, including Iran and Cuba (“Sanctioned Countries”), or with persons targeted by U.S. economic sanctions (“Sanctioned Persons”). U.S. law generally prohibits U.S. persons acting within U.S. jurisdiction from doing business with Sanctioned Countries or Sanctioned Persons. Our U.S. subsidiaries, branch offices, and employees are subject to those prohibitions. We are a German bank and our activities with respect to Sanctioned Countries and Sanctioned Persons have been subject to policies and procedures designed to avoid the involvement of persons within U.S. jurisdiction in any managerial or operational role and to ensure compliance with United Nations, European Union and German embargoes. However, should these policies prove to have been ineffective, we may be subject to regulatory action that could materially and adversely affect our business. In 2007 and before, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business to the extent legally possible.

We had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. Our remaining business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with the outstandings to Iranian borrowers representing substantially less than 0.01 % of our total assets as of December 31, 2012 and the revenues from all such activities representing less than 0.02 % of our total revenues for the year ended December 31, 2012.

In recent years, the United States has taken steps, including the passage of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, and the Iran Freedom and Counter-Proliferation Act of 2012, to further deter foreign companies from dealing with Iran, including by providing for possible sanctions against companies that provide services in support of certain Iranian activity in (among others) the energy, shipping or military sectors. These indirect U.S. economic sanctions also target foreign financial institutions that, among other things, facilitate significant transactions with, or provide significant financial services to a wide range of Iranian entities, persons, and financial institutions. We do not believe we have engaged in activities sanctionable under these statutes, but the U.S. authorities have considerable discretion in applying the statutes and any imposition of sanctions could be material.

As required by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (Section 13(r) of the Securities Exchange Act of 1934, as amended) we have disclosed certain information regarding our activities or transactions with persons subject to U.S. sanctions against Iran and other persons subject to such provision. Such disclosure is set forth in the section of this document entitled “Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012”, which follows “Item 16H: Mine Safety Disclosure”.

Deutsche Bank	Item 4: Information on the Company	25
Annual Report 2012 on Form 20-F

We are also engaged in a limited amount of business with counterparties domiciled in Cuba, which is not subject to any United Nations, European Union or German embargo. The business consists of a limited number of non-confirmed letters of credit and of structured export finance transactions and represented substantially less than 0.01 % of our assets as of December 31, 2012. The transactions served to finance commercial products like tools for the sugar industry, and electricity supply, pharmaceutical products and sanitary goods.

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

We have made the following significant capital expenditures or divestitures since January 1, 2012:

—

In February 2012, Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”) repaid € 1.0 billion (of which € 0.7 billion was allocated to the former Corporate Investments, now part of the NCOU, and the remainder was allocated to other Corporate Divisions) of ECB-eligible notes guaranteed by the SOFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis). Taking into account smaller repayments in 2010 and 2011, our remaining exposure to SdB amounted to € 1.0 billion at the end of 2012.

—

In February 2012, we exchanged a mandatorily-exchangeable bond issued by Deutsche Post in February 2009 into 60 million Postbank shares (and cash) and one day later Deutsche Post exercised its option to sell to us an additional 12.1 % of the share capital in Postbank. Together with shares held at this point in time, our ownership in Postbank increased to 93.7%.

—

In March 2012, we completed the sale of our U.S. multi-family financing business (Deutsche Bank Berkshire Mortgage) to a group led by Lewis Ranieri and Wilbur L. Ross, in line with our desire to focus on our core business strengths in the U.S.

—	In March 2012, Deutsche Postbank AG (“Postbank”) and our wholly owned subsidiary DB Finanz-Holding GmbH (“DB Finanz-Holding”) decided to conclude a domination and profit and loss transfer

Deutsche Bank	Item 4: Information on the Company	26
Annual Report 2012 on Form 20-F

agreement according to Section 291 of the German Stock Corporation Act, with DB Finanz-Holding as controlling company and Postbank as dependent. Following the approval of the agreement at Postbank’s annual shareholders’ meeting and its registration in the Commercial Register, the agreement became effective in June 2012. It reached final legal validity through an order issued by the Higher Regional Court in Cologne on September 11, 2012. Thereby, Postbank became linked to Deutsche Bank AG by a chain of domination and profit and loss transfer agreements.

—	In June 2012, we completed the sale of DB Export Leasing GmbH to Interoute Communications Limited.
—	In September 2012, we signed an agreement regarding the sale of BHF-BANK AG to Kleinwort Benson Group. The transaction is subject to regulatory approvals.
—	In October 2012, we exited our exposure to Actavis, the generic pharmaceuticals company, upon completion of Watson Pharmaceuticals’ acquisition of the company.
—

In January 2013, we completed the sale of our 15 % participation in Dedalus GmbH & Co. KGaA, through which we indirectly held approximately 1.1 % of the shares in EADS N.V. for a consideration of approximately € 250 million.

Since January 1, 2012, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company’s shares.

Furthermore, we have made the following significant capital expenditures or divestitures between January 1, 2010 and December 31, 2011:

—

In March 2010, we closed the full acquisition of the Sal. Oppenheim Group for a total purchase price of approximately € 1.3 billion paid in cash, of which approximately € 0.3 billion was for BHF Asset Servicing GmbH (“BAS”), which was on-sold in the third quarter 2010 to Bank of New York Mellon. Shortly after the acquisition, Sal. Oppenheim’s Equity Trading & Derivatives and Capital Markets Sales and Research units were sold by us to Australia’s Macquarie Group in the second quarter 2010. BHF-BANK AG, a 100 % subsidiary of Sal. Oppenheim, is being managed as a standalone entity and is currently subject to a purchase agreement with Kleinwort Benson Group.

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

—

In October 2010, we made a voluntary public takeover offer to the shareholders of Postbank at € 25.00 per share. The offer was accepted for a total of 48.2 million shares, allowing Deutsche Bank to increase its participation in Postbank from 29.95 % to 51.98 % for a total consideration of € 1.2 billion. Following the successful completion of the takeover offer, Postbank became a consolidated subsidiary of ours in the fourth quarter of 2010.

—

In November 2010, we completed the restructuring of loans we had to Actavis Group, a generic pharmaceutical group. The restructuring resulted in Deutsche Bank continuing to provide both senior and subordinated debt financing to Actavis as well as a new Payment in Kind financing arrangement.

—

In the course of 2010, the liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) of € 9.2 billion, in which the former Corporate Investments participated in December 2009, was fully repaid. The last repayment was made in December 2010, at which point we participated in a new liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, by subscribing to € 7.5 billion of ECB-eligible notes (of which € 6.4 billion was allocated to the former Corporate Investments, and the remainder was allocated to other Corporate Divisions).

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

Deutsche Bank	Item 4: Information on the Company	27
Annual Report 2012 on Form 20-F

2011, this investment increased our existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level as permitted by Chinese regulations.
—	In July 2011, we completed the sale of our equity linked note giving economic exposure to Newlands, a credit derivative product company incorporated in Bermuda, to funds advised by Oakhill Advisors.
—

In August 2011, SdB repaid € 0.5 billion (of which € 0.3 billion was allocated to the former Corporate Investments and the remainder was allocated to other Corporate Divisions) of ECB-eligible notes guaranteed by SOFFin which were acquired in February 2009 as part of a liquidity facility for SdB.

—

In November 2011, we closed an agreement for the sale of our premises at Taunusanlage 12 in Frankfurt am Main to a closed-end real estate fund launched by DWS. The sales price for the property determined by independent valuations was approximately € 600 million. We continue to use these premises as Group headquarters under a long-term lease.

—

In the course of 2011, the liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, of € 7.5 billion (of which € 6.4 billion was allocated to the former Corporate Investments and the remainder was allocated to other Corporate Divisions), in which we participated in December 2010, was fully repaid.

Business Overview

Our Organization

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Our Organization” on page 4 of the Financial Report.

Management Structure

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Management Structure” on page 4 to 5 of the Financial Report.

Our Business Strategy

In September 2012, we announced “Strategy 2015+” which articulates how we plan to address near-term challenges in a changed business environment and positions us to seize opportunities presented by longer-term megatrends and achieve our vision to become the leading client-centric global universal bank.

Five levers are key to Deutsche Bank realizing this vision:

—

Clients. Deutsche Bank serves a focused portfolio of clients and regions based on our ability to generate value. In Strategy 2015+, we have placed strategic emphasis on growth in our home market, Germany, in Asia Pacific, and in the Americas.

—

Competencies. Our strategy also rests on the strength of our business franchises. We believe that our four core business pillars are well placed to balance our earnings mix and to satisfy increasingly complex and global customer needs. Strategy 2015+ defines a framework to develop the Corporate Banking & Securities (CB&S), Global Transaction Banking (GTB), and Private & Business Clients (PBC) divisions, bolstered by a new fully integrated Asset & Wealth Management (AWM) division. Closer collaboration between the individual corporate divisions and the infrastructure functions is expected to generate substantial synergies.

—

Capital. Deutsche Bank is committed to further strengthening its capital ratios in the future. We have identified a series of measures to promote organic capital growth and further reduce risk-weighted assets (RWAs). Under full application of Basel 3 rules, we aim to achieve a Core-Tier 1 ratio of more than 10 % by the end of the first quarter of 2015. To help accelerate the process of reducing RWAs from non-core activities, a dedicated Non-Core Operations Unit (NCOU) has been established. Organized as a distinct division, the unit is accountable and empowered to manage and sell non-core assets in the most efficient manner for the bank.

—

Cost. We aim to secure our long-term competitiveness by achieving operational excellence with major reductions in costs, duplication, and complexity in the years ahead. We plan to incur costs to achieve of

Deutsche Bank	Item 4: Information on the Company	28
Annual Report 2012 on Form 20-F

approximately € 4 billion over the next three years with the aim of achieving annual savings of € 4.5 billion by 2015. Nearly 40 % of the planned savings relate to the bank’s infrastructure, including investing in new integrated IT platforms, rationalizing regional back-office activities and centralizing procurement. We further plan to consolidate our real-estate footprint.

—

Culture. Deutsche Bank recognizes the need for cultural change in the banking sector and aspires to be at the forefront of this change. Compensation practices are one important way to achieve behavioral change and align incentives to longer-term sustainable performance on behalf of all stakeholders. Client focus and teamwork are other attributes we are emphasizing to complement our performance culture, entrepreneurial spirit and cultural diversity.

In summary, our Strategy 2015+ seeks to strengthen our unique global platform and home market position, further leverage integrated performance of our universal banking model, achieve operational excellence and cost efficiency, build capital strength organically and place Deutsche Bank at the forefront of cultural change in the banking industry. It is our aim in delivering against these objectives to position Deutsche Bank as a winner in a changed competitive environment.

Strategy in CB&S

CB&S comprises our Markets and Corporate Finance businesses.

We believe that CB&S’s previous recalibration to a strongly client-focused business model will help to ensure that we can remain well positioned within the current market and competitive landscape. In 2012, we maintained our position as a leading franchise while reducing headcount, balance sheet and risk-weighted assets. In 2013, we plan to target increased scale and efficiency with the intention that the business maintains its leading positions and delivers sustainable returns to our shareholders. Following the bank’s strategic review we continue to evaluate our business portfolio and are adapting it to reflect the current market environment and the needs of our clients.

In Markets, our diversified client-focused business model and Top-3 client market shares across most products and regions (based on latest available Euromoney and Greenwich Associates rankings and surveys) result in a clear competitive advantage in a difficult market environment. In our fixed income, currencies and commodities (FICC) franchise we plan to continue to invest in our market-leading FX business and to build out our EM businesses, while also increasing the integration of our platforms to achieve further efficiencies of scale. In Equities, we remain committed to ensuring that the business is appropriately aligned with market opportunities.

In Corporate Finance we were ranked number 5 globally in 2012 (according to Dealogic), despite higher exposure than our peers to the economic slow-down in Europe. A strong focus on profitability drove the realization of significant efficiencies across the business. In 2013, we plan to continue to focus on deepening relationships with our most profitable clients, increasing the efficiency of our lending portfolio as well as productivity. We will look to maintain our leading position in Europe, win market share in the U.S. and consolidate our market leading Asian franchise.

Strategy in GTB

GTB comprises Deutsche Bank’s Trade Finance, Cash Management and Trust & Securities Services businesses. It is based on a solution-oriented, volume-driven business model of global scale focused on serving Financial Institutions, Non-Bank Financial institutions and Complex Corporate clients globally and MidCap clients in Germany as well as MidCaps and SMEs in the Netherlands.

In a persistently challenging environment, which nevertheless entails significant growth opportunities for well-positioned transaction banks, GTB again delivered a strong and consistent performance in 2012. Revenues and pre-tax profit grew in all regions and major products, with the exception of our commercial banking activities in the Netherlands which were successfully migrated onto Deutsche Bank systems in August 2012.

Deutsche Bank	Item 4: Information on the Company	29
Annual Report 2012 on Form 20-F

GTB’s strategy centers on a continued focus on clearly defined target clients, products and geographies and the following key strategic priorities: deepen relationships with existing clients and acquire new target clients, invest in solutions, platforms and operational excellence, continuously optimize GTB’s business portfolio, resource utilization and global footprint, drive synergies from closer collaboration with CB&S, AWM and PBC, and maintain strict cost, risk and capital discipline.

Strategy in AWM

AWM is a new corporate division established in June 2012 by integrating the Bank’s existing Asset Management (AM) and Private Wealth Management (PWM) businesses. The new division also includes former CB&S passive and third-party alternatives businesses, such as db-X exchange traded funds (ETFs), dbSelect liquid hedge fund strategies and Abbey Life. With invested assets of over € 940 billion as of December 31, 2012, the combined AWM is a business of significant scale, as well as an essential pillar of Deutsche Bank’s universal banking model.

Concurrent with the establishment of AWM we announced the end of the strategic review of certain AM businesses initiated in November 2011. After extensive consideration we reaffirmed DWS Americas, DB Advisors, Deutsche Insurance Asset Management and RREEF Alternatives as integral parts of AWM. By combining active and passive investment strategies together with institutional and retail asset management and private wealth management in one business we seek to unlock the full potential of these businesses and create value for clients and shareholders alike.

Since the announcement of the creation of AWM, significant progress has been made on initiatives to leverage the power of the integrated division. We have established a client-centric organizational structure to give clients better access to the full capabilities of Deutsche Bank’s buy-side businesses and created closer links with other divisions, for example to streamline vendor relationships, share technologies and expand global client coverage. Various initiatives are underway with the objective to deliver regional revenue growth and cost savings.

Looking ahead, we intend AWM to focus on building an efficient platform by eliminating duplication and driving collaboration to deliver strong investment performance, a broader range of products, enhanced client coverage and future business growth.

In Asset Management, we plan to focus on aligning our business platforms and investment capabilities with client needs and delivering strong performance across a broader mix of products and solutions, including passive/ETF strategies and liquid alternatives. We will seek to leverage our market-leading positions in institutional and retail asset management to offer clients customized and coordinated solutions leveraging AWM and broader Deutsche Bank capabilities.

In Wealth Management, we plan to continue building on strength in our domestic market Germany, as well as improved performance globally, particularly in APAC and the Americas. With our integrated AWM platform, we aim to further expand our strategy serving the specific needs of ultra-high-net-worth (UHNW) clients worldwide in cooperation with CB&S.

Strategy in PBC

In PBC, we have continued to leverage our well-diversified franchise with a leading position among private retail banks in Germany. With the conclusion of the domination and profit and loss transfer agreement as well as the smooth execution of Postbank integration, we were able to generate significant synergies and continued working on a joint platform (Magellan). Despite challenges brought on by the European debt crisis, PBC’s international franchise remained profitable and resilient. We opened branches in selected European countries and India while benefiting from our stake in Hua Xia Bank in China. PBC contributes significantly to Deutsche Bank Group’s funding base.

Deutsche Bank	Item 4: Information on the Company	30
Annual Report 2012 on Form 20-F

Our strategy is to compete among Europe’s leading retail banks with a strong advisory business in our home market Germany, as well as well-positioned advisory franchises in selected international markets. In Germany, we also plan to strengthen further our consumer banking business under the Postbank brand, by achieving business alignment and cost reductions via implementation of organizational measures. Furthermore, we intend to leverage our competitive advantage to grow our credit business at attractive margins and maintain a strong position as deposit gatherer. With Magellan, we are building a new joint services and IT platform for PBC, offering services to both advisory and consumer banking proposition. We believe that this state-of-the-art platform with integrated services, innovative tools and an end-to-end process model is positioned to drive PBC’s efficiency and thus contribute to delivering PBC’s growth.

Strategy in the NCOU

In September 2012, we announced the creation of the NCOU as a key element of our Strategy 2015+. The purpose of the NCOU is to accelerate de-risking through coordinating activities across Deutsche Bank to dispose of non-core assets. This includes the streamlining of management priorities to help the organisation and its management to focus on the core businesses and improving external transparency on non-core positions by showing analysts and investors the performance of the Bank’s core businesses.

The NCOU was established in the fourth quarter of 2012 as a fifth pillar in Deutsche Bank’s divisional structure and will contribute to ensuring tight management of capital and balance sheet, a critical element to Deutsche Bank’s success in the current environment.

Our Corporate Divisions

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions” beginning on page 5 of the Financial Report.

The Competitive Environment

Competitor Landscape

Following the economic recovery in 2009 and 2010, market conditions deteriorated in 2011 driven by the intensifying European sovereign debt crisis. In 2012, the macroeconomic environment remained unstable and the medium-term outlook is challenging. Lower global growth expectations compared to the last decade and further potential for shocks as well as the need for the deleveraging of Western economies constrain the growth potential of banks. On the other hand, there are longer-term megatrends such as changing global demographics, financial deepening in emerging markets and technological advancements that may provide opportunities.

The banking sector also faces significant regulatory and reputational challenges. More restrictive regulatory changes put pressure on profitability and returns. Misaligned incentives and other excesses in the run-up to the financial crisis led to a strained relationship of the banking sector with society. To win back the trust of clients, policy makers and shareholders, cultural change is needed. This change has to include realigning compensation practices and promoting more long-term orientation, sustainability and client focus.

In this environment, the banking industry (including us, in all of our businesses) is experiencing intense competition and is gradually consolidating, with larger and more profitable banks being in a better position than smaller and less efficient players in the respective businesses. Especially in investment banking (except advisory) high fixed costs of maintaining state-of-the-art technology make scale an imperative. Second-tier banks find it increasingly difficult to generate sufficient returns and several of them already announced measures to retrench from certain areas.

Deutsche Bank	Item 4: Information on the Company	31
Annual Report 2012 on Form 20-F

Deutsche Bank’s competitors include other universal banks, commercial banks, savings banks, public sector banks, brokers and dealers, investment banking firms, asset managers, private banks, investment advisors, mutual funds, insurance companies, and hedge funds. We compete with some of our competitors globally and with some others on a regional, product, or niche basis. We compete on the basis of a number of factors, including the quality of client relationships, transaction execution, our products and services, innovation, reputation and price.

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

Regulatory Reform

Implementation of global regulatory reforms in the wake of the financial crisis has slowed, as a result of delays in political negotiations and the increased number and complexity of proposals. This complexity arises both from the interaction of different proposals and from their application on a cross-border basis, while the number of proposals mean that regulatory agencies face capacity constraints. At the same time, new regulatory proposals continue to be developed. As such, considerable uncertainty for all market participants remains around the ultimate impact of reforms to both prudential and markets regulation.

Proposals currently being discussed or implemented at a global, U.S. and European level that could have a material impact on our competitive position (positive or negative) include:

—	Implementation of the Basel 3 framework on capital and liquidity standards, along with the introduction of an international leverage ratio;
—

The introduction of specific capital requirements for financial institutions that are systemically important on a global or national level, such as Federal Reserve Board Notice of Proposed Rulemaking regarding the enhanced prudential standards and early remediation requirements for foreign banking organisations with consolidated assets in excess of U.S. $ 50 billion;

—

Global reviews regarding the implementation of international regulatory standards with respect to risk-weighted assets and the treatment of trading book assets by national regulators and financial institutions;

—

The introduction of rules to require the creation of recovery and resolution plans along with new powers for regulators to restructure failing financial institutions or write-down and convert instruments held by shareholders and creditors in the event of bank failure;

—	The separation of certain businesses such as proprietary trading activities from the deposit-taking business (subject of draft legislation in Germany and focus of ongoing work in EU Commission);
—

Requirements for over-the-counter and standardized derivatives to be centrally cleared and traded on formal platforms, with additional capital and margin requirements for non-cleared trades (such as the European Regulation on OTC Derivatives, Central Counterparties and Trade Repositories (EMIR), which became effective on August 16, 2012 and the rules of which are expected to apply from spring 2013 onwards);

—	Greater regulation and oversight of commodity derivatives markets with more traders brought into the scope of conduct regulation and the potential imposition of position limits in the EU and U.S.;
—	Additional rules and restrictions applied to banks at national and international level to address perceived risks to market integrity and efficiency posed by high frequency and algorithmic trading;
—	Extension of pre and post trade transparency and market abuse rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers;

Deutsche Bank	Item 4: Information on the Company	32
Annual Report 2012 on Form 20-F

—	Changes to EU and Asian restrictions on the eligible assets and operation of investment companies and the structure and sale of investment products, in particular to retail investors;
—	Increased regulation and oversight of “shadow banking” including new requirements for money market funds, securities financing markets and other non-bank financial intermediaries;
—	Global and domestic reforms to enhance the oversight of systemically important benchmarks and indices;
—

Additional corporate governance, audit, risk management, reporting and disclosure requirements and, in the EU, further restrictions on variable remuneration (potentially applied globally to EU bank staff);

—	Reforms to financial markets infrastructure to improve their resilience and increase their financial resources;
—	Reforms to financial regulatory architecture which may result in increased costs for firms; and
—	Possible introduction of a financial transaction tax in a number of EU countries.

There is a range of risks to financial institutions, and particularly the banking sector, which may arise across all of these areas and could increase pressure on the scope of their activities, balance sheet size and profitability. Uncertainty regarding the final shape of legislation contributes to difficulty assessing these risks and their potential impact. In addition, the regulatory burden of having to comply with different regulations, including in some areas potentially conflicting or duplicative cross-border requirements may substantially increase. Regulatory measures in individual jurisdictions which go beyond the regulatory standards agreed on globally may result in an unlevel competitive playing field between financial institutions from different jurisdictions.

Climate change, environmental and social issues

Many governments, corporations and investors are increasing their focus on climate change, environmental and social issues by enacting legislation, changing business models, setting business operational policies and changing investment decision making. Respected authorities estimate that the total impact of these actions is insufficient to reduce the risks of climate change. The number and strength of government, corporate and investor actions may therefore increase over time as climate change has a greater impact on society. This affects the financial services industry, in particular in connection with projects that contribute to or mitigate climate change, as well as other environmental and societal impacts. Projects and products that contribute to climate change or other negative environmental or social impacts, as well as their financing and other services for these projects, are being reviewed more critically by investors, customers, environmental authorities, non-governmental organizations and others. At Deutsche Bank such review is conducted based on the Deutsche Bank Group Environmental and Social Reputational Risk Framework. Where our own assessment of these issues so indicates, we may abstain from participating in such projects. By contrast, projects and products that aim to mitigate climate change or other environmental pressures are increasingly seeking financing and other financial services; these offer growth opportunities for many of our businesses. Our research indicates that companies incorporating the best environmental, social and governance practices are able to raise capital at a lower cost and may be able to achieve superior risk adjusted returns. Moreover, we note that investors, customers and others increasingly take the overall approach of companies to climate change, including the direct and indirect carbon emissions of their operations, into consideration in their decisions, even where such emissions are minimal. We have undertaken a number of measures to reduce our carbon emissions over time, such as a comprehensive renovation of our world headquarters in Germany to bring the energy efficiency of these buildings to the highest possible level for similar office towers. Combined with other measures, we have significantly reduced our emissions. These efforts are recognized with the highest rankings in many industry assessments.

Deutsche Bank	Item 4: Information on the Company	33
Annual Report 2012 on Form 20-F

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

Most notably, the Basel Committee on Banking Supervision has proposed revised capital adequacy and liquidity standards that are significantly more stringent than the existing requirements. In December 2010, the Basel Committee published a set of comprehensive changes to the capital adequacy framework, known as Basel 3, which will be implemented into European Union law by a legislative package referred to as “CRD 4”. Following political agreement on CRD 4, the Council of the European Union published a revised draft of the legislative package on March 26, 2013. CRD 4 will contain, among others, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers, tightened liquidity standards and the introduction of a non-risk based leverage ratio. Most of new rules are expected to apply from January 1, 2014, with capital requirements and buffers increasing from year to year. Further delays to the effectiveness of the rules are possible.

Furthermore, we had to create by June 30, 2012 and maintain, pursuant to an agreement of the Council of the European Union of October 26, 2011 affecting 70 large banks in the European Economic Area, an exceptional and temporary capital buffer to address market concerns over sovereign risk. More generally, to prevent shortfalls in the capitalization of German banks, the German legislature enacted a statute in December 2012 allowing stabilization measures in the period through December 2014 that can be imposed on banks without approval of their shareholders.

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

Deutsche Bank	Item 4: Information on the Company	34
Annual Report 2012 on Form 20-F

Generally, supervision by the BaFin and the Bundesbank applies on an unconsolidated basis (company only) and on a consolidated basis (the company and the entities consolidated with it for German regulatory purposes). Banks forming part of a consolidated group may waive the application of capital adequacy requirements, large exposure limits and certain organizational requirements on an unconsolidated basis if certain conditions are met. Deutsche Bank AG meets these conditions and has waived application of these rules since January 1, 2007.

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

The CRD 4 legislative package, which will implement the Basel 3 framework in the European Union, comprises a European Union regulation (which is referred to as the Capital Requirements Regulation or CRR) which will apply directly in every member state, and a European Union directive, which will require subsequent national transposition legislation. The legislative process is expected to be completed in 2013, so that most of the new rules are expected to apply from January 1, 2014. Further delays to effectiveness are possible. To a large extent, the CRR, instead of the German Banking Act, will then govern our regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity.

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

The European Union has completed or brought forward several legislative proposals which result, or would result, if enacted, in further regulation of securities trading and the trading in derivatives in particular. In particular, the European Union has adopted the European Regulation on OTC Derivatives, Central Counterparties and Trade Repositories (EMIR), which became effective on August 16, 2012 and the rules of which are expected to apply from summer 2013 onwards. EMIR introduces requirements for standardized over-the-counter derivatives to be centrally cleared and derivative transactions to be notified to so-called trade repositories. EMIR also includes additional capital and margin requirements for non-cleared trades. Further proposals (the so-called “MiFID 2” and “MAD 2” proposals) provide for, among other things, greater regulation and oversight by covering additional markets and instruments, extension of pre- and post-trade transparency and market

Deutsche Bank	Item 4: Information on the Company	35
Annual Report 2012 on Form 20-F

abuse rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers. The MiFID 2 and MAD 2 proposals are expected to be enacted in 2013 or 2014.

Capital Adequacy Requirements

The German Banking Act and the Solvency Regulation (Solvabilitätsverordnung) issued by the Federal Ministry of Finance thereunder reflect the capital adequacy rules of the Basel 2 and 2.5 frameworks and require German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) comprise credit risks, market risks and operational risks (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Credit risks and operational risks must be covered with Tier 1 capital (“core capital”) and Tier 2 capital (“supplementary capital”) (together, “regulatory banking capital”). Market risk must be covered with regulatory banking capital (to the extent not required to cover credit and operational risk) and Tier 3 capital (together with regulatory banking capital, “own funds”). Under certain circumstances, the BaFin may impose capital requirements on individual banks which are more stringent than statutory requirements. For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Capital Management: Capital Adequacy” on pages 169 through 177 of our Financial Report.

Responding to market concerns over the ability of banks to be able to absorb potential losses associated with sovereign debt, the Council of the European Union agreed on October 26, 2011 to require that 70 large banks in the European Economic Area including us create an exceptional and temporary capital buffer. To that effect, the relevant banks have to maintain a capital ratio of 9 % of Core Tier 1 capital against their credit, operational and market risks after accounting for market valuation of sovereign debt. The banks concerned had to attain the capital target by June 30, 2012, based on plans agreed with their respective national regulatory authority and the European Banking Authority (“EBA”). The increased capital requirements will remain in force until rescinded.

Under CRD 4, which implements the Basel 3 framework in the European Union, banks will be required, subject to certain transition periods, to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% (up from currently 4%) and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5% (up from currently 2%). Common Equity Tier 1 capital consists primarily of common share capital including related share premium accounts, retained earnings and other comprehensive income, adjusted by certain deductions such as for goodwill and other intangible assets. Certain hybrid capital instruments will no longer qualify as Common Equity Tier 1 capital (formerly referred to as Core Tier 1 capital), subject to certain grandfathering provisions, and Tier 3 capital will no longer be recognized as own funds.

CRD 4 will also provide that banks shall build up a mandatory capital conservation buffer (Common Equity Tier 1 capital amounting to 2.5 % of risk-weighted assets), and authorizes national regulators to require banks building up an additional counter-cyclical buffer (Common Equity Tier 1 capital of up to another 2.5 % of risk-weighted assets) during periods of high credit growth. In addition, national regulators may require banks to build up a systemic risk buffer (Common Equity Tier 1 capital of between 1 % and 3 % of risk-weighted assets for all exposures and up to 5 % for domestic and third-country exposures) to prevent and mitigate long term non-cyclical systemic or macro-prudential risks not otherwise covered by CRD 4. Global systemically important banks (such as us) will be subject to an additional capital buffer of between 1 % and 3.5 % of risk-weighted assets which will be determined for the banks concerned based on a scoring system measuring their systemic importance. The systemic risk buffer and buffers for systemically important banks will generally not be cumulative; only the highest of these two buffers will apply. If a bank fails to build up the required capital buffers, it will be subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments.

The Basel 3 framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While CRD 4 will not immediately require banks to comply with a specific leverage ratio, banks will be required to report their leverage ratios for a future assessment and calibration of the leverage ratio, on which EBA shall report to the European Commission by the end of 2016.

Deutsche Bank	Item 4: Information on the Company	36
Annual Report 2012 on Form 20-F

Limitations on Large Exposures

The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) limit a bank’s concentration of credit risks through restrictions on large exposures (Großkredite). All exposures to a single customer (and customers connected with it) are aggregated for these purposes.

An exposure incurred in the banking book that equals or exceeds 10 % of the bank’s regulatory banking capital constitutes a banking book large exposure. A banking book and trading book exposure taken together that equals or exceeds 10 % of the bank’s own funds constitutes an aggregate book large exposure. No large exposure may exceed 25 % of the bank’s regulatory banking capital or own funds, as applicable, without BaFin approval.

Increased capital requirements apply to the amount of the large exposure exceeding the ceiling. The BaFin may waive these requirements for a transitional period.

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

Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. The supervision on the level of the conglomerate is exercised by the BaFin. It comprises requirements regarding own funds, risk concentration, risk management, transactions within the conglomerate and organizational matters. We are a financial conglomerate and therefore are required to report to the BaFin and the Bundesbank capital adequacy requirements and risk concentrations also on a conglomerate level. In addition, we are required to report significant conglomerate internal transactions as well as significant risk concentrations.

Liquidity Requirements

The German Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation (Liquiditätsverordnung) provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio and estimated liquidity ratios for the next eleven months must be reported to the BaFin on a monthly basis. Generally, the liquidity requirements do not apply on a consolidated basis. The BaFin may impose on individual banks liquidity requirements which are more stringent than the general statutory requirements if such bank’s continuous liquidity would otherwise not be ensured.

Deutsche Bank	Item 4: Information on the Company	37
Annual Report 2012 on Form 20-F

Under CRD 4, more stringent liquidity standards are expected to apply from 2015 onwards. Subject to certain transition periods, banks will be required to observe a certain liquidity coverage ratio (LCR), i.e., the ratio of the bank’s unencumbered high-quality liquid assets (HQLA) that can be converted into cash easily and immediately in private markets to the bank’s liquidity needs for a 30 calendar day liquidity stress scenario. While Basel 3 also contains proposals regarding a net stable funding ratio (NSFR), i.e., the ratio of long-term assets to long term, stable funding, CRD 4 will not immediately implement these proposals. Instead, it calls on the European Commission to report to the European Parliament and the Council of the European Union and, if applicable, submit a legislative proposal by the end of 2016.

Financial Statements and Audits

As required by the German Commercial Code (Handelsgesetzbuch – HGB), we prepare our non-consolidated financial statements in accordance with German GAAP. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, and our compliance with capital adequacy requirements and large exposure limits is determined solely based upon such consolidated financial statements.

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

Deutsche Bank	Item 4: Information on the Company	38
Annual Report 2012 on Form 20-F

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

Restructuring Powers

The BaFin also has powers to effect or facilitate the stabilization, reorganization or restructuring of banks.

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

If a bank considers a stabilization proceeding to be futile, it may initiate reorganization proceedings, provided that the bank has systemic relevance and is at risk to become insolvent. The bank must then submit a reorganization plan to the BaFin. This reorganization plan may in particular provide for debt-to-equity swaps, contributions in kind, capital increases and reductions, an exclusion of subscription rights and the spin-off of parts of the bank. Upon application by the BaFin, the court must order the opening of reorganization proceedings if the statutory requirements are met. If reorganization proceedings are opened, each class of creditors and the shareholders resolve independently on the adoption of the restructuring plan. Under certain conditions, the reorganization plan may also be implemented without the approval of a class of creditors or the shareholders (i.e., it can be forced upon dissenting creditors or shareholders).

Deutsche Bank	Item 4: Information on the Company	39
Annual Report 2012 on Form 20-F

The BaFin may also restructure a bank that has systemic relevance and is at risk to become insolvent by transferring assets and liabilities of such bank in whole or in part to another bank in Germany including a so-called bridge bank owned by the Restructuring Fund (Restrukturierungsfonds) managed by the Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung). The Restructuring Fund is financed by non-tax deductible annual contributions of all banks that hold a German banking license, subject to certain limited exceptions. The amount of contributions depends on the business volume, size and interconnectedness in the financial market of the respective banks.

Recovery and Resolution Planning, Separation of Proprietary Trading Activities by Universal Banks

On November 4, 2011, the Financial Stability Board (FSB) published a list of 29 banks (including us) which have been identified by the FSB to be of global systemic importance and which shall, among other things, have in place recovery and resolution plans to facilitate their restructuring or resolution without government support. The FSB also published so-called “Key Attributes” containing further details of recovery and resolution planning for banks. On June 6, 2012, the European Commission adopted a legislative proposal for a directive establishing a framework for the recovery and resolution of credit institutions and investment firms that subjects every bank in the European Union to recovery and resolution planning and an assessment of their resolvability and defines a set of resolution tools for the competent authorities including the power to write down debt, or to convert debt into equity (so-called “bail-in”) from January 1, 2018 onwards.

On February 6, 2013, the German Government adopted a Draft Bill on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (the “Draft Bill”). The Draft Bill contains rules on the preparation of recovery and resolutions plans for banks which are of systemic importance at least for the German market (such as us), and provides for powers of the German banking regulator BaFin to eliminate impediments to a bank’s resolution.

Furthermore, the Draft Bill contains provisions that implement certain recommendations of an expert group established by the European Commission and chaired by Erkki Liikanen, Governor of the Bank of Finland. The Liikanen Group proposed in its a final report dated October 2, 2012 that banks be required to separate activities associated with increased risks, such as proprietary trading of securities and derivatives, from their deposit-taking business, provided that certain thresholds are exceeded. In line with this, the Draft Bill provides that deposit-taking banks and their affiliates would be prohibited from engaging in proprietary trading that does not constitute a service for others, high-frequency trading (with the exception of market-making activities), and credit or guarantee transactions with hedge funds and comparable enterprises, unless such activities are transferred to a separate legal entity. The separation requirement applies if certain thresholds are exceeded, and if the Draft Bill is enacted as drafted, we would exceed such thresholds. In addition, it authorizes the BaFin to prohibit the deposit-taking bank and its affiliates, on a case-by-case basis, from engaging in market-making and other activities that are comparable to the activities prohibited by law, if these activities may put the solvency of the deposit-taking bank or any of its affiliates at risk. In the event that the BaFin orders such a prohibition, the respective activities must be discontinued or transferred to a separate legal entity. The separate legal entity may be established in the form of an investment firm or a bank and may be part of the same group as the deposit-taking bank. However, it must be economically and organizationally independent from the deposit-taking bank and its (other) affiliates, and it has to comply with enhanced risk management requirements.

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

Deutsche Bank	Item 4: Information on the Company	40
Annual Report 2012 on Form 20-F

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

Banks are obliged to make annual contributions to the investor compensation institution in which they participate. Annual contributions payable to our investor compensation institution are assessed based on a scoring system measuring the creditworthiness of the contributing banks.

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

Proposed Revision of the EU Directives on Deposit Guarantee and Investor Protection Schemes

On July 12, 2010, the European Commission initiated a revision of the European Union directives on deposit guarantee and investor protection schemes, the adoption of which is currently pending. The purpose of the revision is among other things to improve the funding of these schemes, to expand the scope of eligible deposits and to provide for a faster disbursement of funds when the protection scheme is called upon. The relevant European Union authorities aim at reaching political agreement on the proposed revisions before summer 2013. Pursuant to this proposal, deposit protection schemes must have 1.5 % of the total covered deposits at hand, and investor compensation schemes 0.5 % of the value of funds and financial instruments covered by

Deutsche Bank	Item 4: Information on the Company	41
Annual Report 2012 on Form 20-F

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

The ESRB is responsible for the macro-prudential oversight of the financial system within the EU. It will in particular collect and analyze all relevant information, identify systemic risks and issue warnings and recommendations for remedial action as appropriate. The secretariat of the ESRB is provided by the European Central Bank. The tasks of EBA and the other new authorities are to further integrate and harmonize the work of the relevant national supervisory authorities and to ensure a consistent application of EU law. To that effect they shall in particular develop technical standards for supervision, and help develop regulatory standards, which will become effective if the European Commission endorses them. They shall also issue guidelines and recommendations for supervisory practices and coordinate the work of national authorities in emergency situations where the orderly functioning or integrity of the financial markets or the stability of the financial system in the EU is jeopardized. In such case, the EBA and the other new authorities may give instructions to national authorities and, in certain circumstances, directly to banks and other financial institutions, to take remedial measures.

On September 12, 2012, the European Commission published legislative proposals for a European banking union for eurozone member states and other participating member states, with the European Central Bank (“ECB”) carrying out key supervisory functions (single supervisory mechanism, “SSM”). On December 13, 2012, the Council of the European Union reached agreement on this proposal, pursuant to which the ECB will have direct oversight over all eurozone and other participating member states’ banks. National supervisors would remain in charge of tasks not conferred on the ECB. On March 19, 2013, the European Parliament, the Council of the European Union and the European Commission reached political agreement on the SSM legislation. According to current plans, the ECB would assume its supervisory tasks in mid-2014.

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

Deutsche Bank	Item 4: Information on the Company	42
Annual Report 2012 on Form 20-F

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act will require further detailed rulemaking over several years by different U.S. regulators, including the Department of the Treasury, the Federal Reserve Board, the Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the newly created Financial Stability Oversight Council (Council), and uncertainty remains about the final details, timing and impact of many of the rules.

The Dodd-Frank Act’s Volcker Rule limits the ability of banking entities, except solely outside the United States in the case of non-U.S. banking entities (such as Deutsche Bank AG), to sponsor or invest in private equity or hedge funds and to engage in certain types of proprietary trading unrelated to serving clients. U.S. regulators have jointly and separately proposed rules implementing the statute, but final rules have not yet been issued.

The Dodd-Frank Act also provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the Council determines pose a grave threat to financial stability if the Council determines that the imposition of the limit is necessary to minimize the risk.

With respect to prudential standards, on December 14, 2012, the Federal Reserve published for comment proposed rules (“FBO Proposed Rules”) that set forth how the U.S. operations of foreign banking organizations (“FBOs”), such as Deutsche Bank, would be required to be structured in the U.S., as well as the enhanced prudential standards that would apply to the FBO’s U.S. operations.

Under the FBO Proposed Rules, large FBOs with greater than U.S.$ 50 billion in assets, such as us, would be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of the FBO’s U.S. bank and nonbank subsidiaries, if the FBO has U.S.$ 10 billion or more in U.S. assets, excluding the assets held by its U.S. branch network. The proposed rules would permit an FBO subject to the IHC requirement to request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. An IHC would be subject, on a consolidated basis, to U.S. capital, liquidity and other enhanced prudential standards, such as stress testing and capital planning, and the Federal Reserve would have the authority to examine any IHC and any subsidiary of an IHC. An FBO’s U.S. branch and agency network is not subject to the requirement to be held beneath an IHC; however, the U.S. branch network of the FBO (and in certain cases, the combined U.S. operations of the FBO) would be subject to certain liquidity requirements, as well as other specific enhanced prudential standards, such as single counterparty credit limits and asset maintenance requirements. Additionally, the FBO Proposed Rules will place requirements on the FBO itself related to the adequacy and reporting of the FBO’s home country capital and stress testing results. In addition, the FBO Proposed Rules would also require the Federal Reserve Board to implement prescribed restrictions and penalties against the FBO and its U.S. operations and certain of its officers and directors, if the FBO and/or its U.S. operations do not meet certain requirements, and would authorize the termination of U.S. operations under certain circumstances.

The Federal Reserve Board proposed that the FBO Proposed Rules would become effective in July 2015 and is currently accepting comments on the proposed rules until April 30, 2013. It is uncertain when, and in what form, the rule will be finalized.

Deutsche Bank	Item 4: Information on the Company	43
Annual Report 2012 on Form 20-F

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of, and capital, margin and business conduct standards for, swap dealers and major swap participants. The Dodd-Frank Act also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies, and imposes new requirements with respect to asset securitization activities.

The Dodd-Frank Act also establishes a new regulatory framework and enhanced regulation for several other areas, including but not limited to the following. Under the Dodd-Frank Act and implementing regulations, a new regime for the orderly liquidation of systemically significant financial companies is established, which authorizes assessments on financial institutions that have U.S.$ 50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with a liquidation of a systemically significant financial company under the new insolvency regime. In addition, the Dodd-Frank Act requires U.S. regulatory agencies to prescribe regulations with respect to incentive-based compensation at financial institutions in order to prevent inappropriate behavior that could lead to a material financial loss. Other provisions require issuers with securities listed on U.S. stock exchanges, which may include foreign private issuers such as us, to establish a “clawback” policy to recoup previously awarded executive compensation in the event of an accounting restatement. Dodd-Frank also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

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

DBTCA is a New York state-chartered bank whose deposits are insured by the FDIC to the extent permitted by law. DBTCA is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Deutsche Bank’s New York branch is supervised by the Federal Reserve Board and the New York State Department of Financial Services. Deutsche Bank’s federally chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of Deutsche Bank’s subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which they conduct banking operations.

Deutsche Bank	Item 4: Information on the Company	44
Annual Report 2012 on Form 20-F

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

In addition to the business of banking, and managing or controlling banks, so long as we are a financial holding company under U.S. law, we may also engage in nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases. As a non-U.S. bank, we are generally authorized under U.S law and regulations to acquire a non-U.S. company engaged in nonfinancial activities as long as the company’s U.S. operations do not exceed certain thresholds and certain other conditions are met.

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

Deutsche Bank	Item 4: Information on the Company	45
Annual Report 2012 on Form 20-F

The Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. In addition, the Dodd-Frank Act requires that the lending limits applicable to our FDIC-insured state-chartered bank subsidiaries take into account credit exposures arising from derivative transactions, and that the lending limits applicable to our New York branch take into account both credit exposures arising from derivative transactions as well as securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. An interim final rule applicable to our New York branch was issued by the Office of the Comptroller of the Currency in June 2012. Final rules applicable to our FDIC-insured bank subsidiaries were issued and took effect by January 21, 2013.

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

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with our U.S. broker-dealers and certain of our other affiliates. As of July 2012, the Dodd-Frank Act subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume limitations. The Federal Reserve Board has yet to issue a proposed and/or final rule on how such restrictions must be instituted by FDIC-insured banks and U.S. branches of foreign banking organizations.

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

New York Branch

Our New York branch is licensed by the New York Superintendent of Financial Services to conduct a commercial banking business and is required to maintain eligible high-quality assets with banks in the State of New York (up to a maximum of U.S.$ 100 million of assets pledged so long as the New York branch remains “well-rated” by the New York State Superintendent of Financial Services). Should our New York branch cease to be “well-rated”, we may need to maintain substantial additional amounts of eligible assets. The Superintendent of Financial Services may also establish asset maintenance requirements for branches of foreign banks. Currently, no such requirement has been imposed upon our New York branch.

Deutsche Bank	Item 4: Information on the Company	46
Annual Report 2012 on Form 20-F

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

DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). As a result of losses incurred by the Deposit Insurance Fund on account of current financial market conditions, the amount of these assessments has been increasing. The FDIC authorized the imposition of special assessments of five basis points on each FDIC-insured institution’s assets minus its Tier 1 capital (subject to a cap of 10 basis points of an institution’s domestic deposits). The first special assessment was collected on September 30, 2009. Instead of imposing additional special assessments, the FDIC issued a regulation that required FDIC-insured institutions to prepay on December 30, 2009 their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, with institutions accounting for the prepayment as a prepaid expense (an asset). The Dodd-Frank Act changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions.

The FDIC’s basic amount of deposit insurance is U.S.$ 250,000. Although the Dodd-Frank Act provided for unlimited deposit insurance for certain noninterest-bearing transaction accounts through December 31, 2012, deposit accounts that provide for unlimited deposit insurance are no longer available.

Deutsche Bank	Item 4: Information on the Company	47
Annual Report 2012 on Form 20-F

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

Under the Dodd-Frank Act, with certain exceptions, our entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or CFTC, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. The details of these requirements will be established through numerous regulations to be issued by various U.S. regulatory authorities. We were required to provisionally register, subject to certain restrictions, at least one subsidiary as a swap dealer and provisionally registered Deutsche Bank AG and DB Energy Trading LLC effective on December 31, 2012. At a future date, we will be required to register one or more subsidiaries as security-based swap dealers with the SEC and additional subsidiaries as swap dealers with the CFTC and may be required to register certain subsidiaries as CFTC-regulated major swap participants and/or SEC-regulated major security-based swap participants.

Organizational Structure

We operate our business along the structure of our five corporate divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly as of December 31, 2012. We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors.

We own 100 % of equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which we own shares representing approximately 94.1 % of equity and voting rights. Further detail is included in Note 04 “Acquisitions and Dispositions”. These subsidiaries prepare financial statements as of December 31, 2012 and are included in our consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Deutsche Bank	Item 4A: Unresolved Staff Comments	48
Annual Report 2012 on Form 20-F

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Securities Inc.[2]	Delaware, United States
German American Capital Corporation[3]	Delaware, United States

Deutsche Bank Trust Corporation[4]	New York, United States
Deutsche Bank Trust Company Americas[5]	New York, United States

Deutsche Bank Luxembourg S.A.[6]	Luxembourg

DWS Investment GmbH[7]	Frankfurt am Main, Germany

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[8]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH[9]	Frankfurt am Main, Germany
DB Valoren S.à r.l.[10]	Luxembourg
DB Equity S.à r.l.[11]	Luxembourg
Deutsche Postbank AG12	Bonn, Germany

[1]

Taunus Corporation is one of two top-level holding companies for our subsidiaries in the United States. Effective February 1, 2012, Taunus Corporation is no longer a bank holding company under Federal Reserve Board regulations.

[2]

Deutsche Bank Securities Inc. is a U.S. company registered as a broker dealer and investment advisor with the Securities and Exchange Commission, a municipal advisor with the Municipal Securities Rulemaking Board, and a futures commission merchant with the Commodities Future Trading Commission. It is a member of the New York Stock Exchange and various other exchanges.

[3]

German American Capital Corporation is engaged in purchasing and holding loans from financial institutions, trading and securitization of mortgage whole loans and mortgage securities, and providing collateralized financing to counterparties.

[4]	Deutsche Bank Trust Corporation is a bank holding company under Federal Reserve Board regulations.
[5]

Deutsche Bank Trust Company Americas is a New York State-chartered bank and member of the Federal Reserve System. It originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

[6]

The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and as risk hub for credit portfolio strategies group, and private banking. The company serves private individuals, affluent clients and small business clients with banking products.

[7]

This company, in which DB Capital Markets (Deutschland) GmbH and DB Finanz-Holding GmbH indirectly own 100 % of the equity and voting interests, is a limited liability company. DWS Investment GmbH is a major German investment management company (KAG) managing traditional mutual funds issued by DWS Investment GmbH and issued by DWS Investment S.A. Luxembourg.

[8]	The company serves private individuals, affluent clients and small business clients with banking products.
[9]	The company holds the majority stake in Deutsche Postbank AG and a part of our stake in DWS Holding & Service GmbH.
[10]	This company is a holding company for our subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.à r.l.
[11]	This company holds a part of our stake in Deutsche Postbank AG.
[12]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.

Property and Equipment

As of December 31, 2012, we operated in 72 countries out of 2,984 branches around the world, of which 65 % were in Germany. We lease a majority of our offices and branches under long-term agreements.

We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses. Please see Note 23 “Property and Equipment” to the consolidated financial statements for further information.

Information Required by Industry Guide 3

Please see pages S-1 through S-15 of the Supplemental Financial Information, which pages are incorporated by reference herein, for information required by SEC Industry Guide 3.

Item 4A: Unresolved Staff Comments

We have not received written comments from the Securities and Exchange Commission regarding our periodic reports under the Exchange Act, as of any day 180 days or more before the end of the fiscal year to which this annual report relates, which remain unresolved.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	49
Annual Report 2012 on Form 20-F

Item 5: Operating and Financial Review and Prospects

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in “Item 18: Financial Statements” of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page 383 of the Financial Report, immediately following the notes to the consolidated financial statements.

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	50
Annual Report 2012 on Form 20-F

Operating Results

You should read the following discussion and analysis in conjunction with our consolidated financial statements.

Executive Summary

Please see “Management Report: Operating and Financial Review: Executive Summary” on pages 11 to 14 of the Financial Report.

Trends and Uncertainties

Our net revenues increased slightly in 2012 compared with prior-year levels, while noninterest expenses increased significantly mainly due to impairments of goodwill and other intangible assets, significant litigation related charges and further specific items, resulting in considerably lower net income. In addition, our results reflected the impact of a continuing difficult macro-political and macro-economic environment with low interest rates, increasing competitive pressures and significant regulatory uncertainties. A continuation of this environment will adversely impact our results going forward.

Foreign exchange rate fluctuations have impacted our reported results in 2012 and are likely to continue to impact our reported euro revenues and expenses.

As part of “Strategy 2015+”, we have launched the Operational Excellence Program (OpEx) which is targeted at achieving annual savings of € 4.5 billion by 2015 on the basis of a cumulative, one-time investment of € 4.0 billion (costs to achieve, CtA). These CtA will result in increased expenses over the execution period. Detailed measures are in the process of being identified and agreed upon. The outcome of OpEx is dependent on the successful and timely execution of the measures and will likely impact the extent and timing of CtA and related savings.

In CB&S, increased net revenues in 2012 were fostered by an increased client activity across the industry and an increase in volumes across several products. Improved market conditions led to higher flow and client solutions revenues in Sales & Trading (debt and other products), absorbing the negative impact of the Credit Valuation Adjustment relating to certain derivative exposures due to refinement in the calculation methodology and RWA mitigation. Several other sales and trading products were negatively impacted by lower volatility, margin compression and reduced market activity while increased corporate debt issuance led to higher net revenues in Origination (debt). Net revenues in CB&S benefited from the positive impact related to a refinement in the calculation methodology of the Debt Valuation Adjustment on certain derivative liabilities. Noninterest expenses included an impairment of goodwill. Litigation-related expenses were significant in 2012 and might continue to be high or even increase further. Variable compensation was reduced in connection with a review of the compensation practices. The development of compensation expenses will continue to be influenced significantly by the operating performance of our businesses. Variable compensation will further be influenced by the governance of bank compensation, industry-wide compensation standards and our own compensation practices. Stricter regulatory requirements and capital adequacy requirements in particular continue to provide challenges to investment banking business models. Although we have set out a strategy to position ourselves as a long-term winner in a changed environment, future performance of our CB&S business will partly depend on the development of the European sovereign debt crisis and other macroeconomic factors.

In GTB, revenues increased driven by a strong performance across products and regions. Net charges related to the turnaround of the acquired commercial banking activities in the Netherlands as well as a litigation related charge, however, led to a reduced income before income taxes. Interest rate levels, international trade volumes, volumes in cross-border payments and corporate actions as well as the global economic development will continue to influence the revenues in GTB. Likewise, further charges associated with the turnaround of the commercial banking activities in the Netherlands are likely to impact the income development in GTB.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	51
Annual Report 2012 on Form 20-F

In AWM, revenues were up in all product categories, reflecting increased revenues from mark-to-market movements in investments held to back insurance policyholder claims in Abbey Life (offset in noninterest expenses) as well as higher deposit volumes, market appreciation in invested assets and business growth in Wealth Management. This was more than offset by higher in noninterest expenses reflecting an increase in the aforementioned effect related to Abbey Life, impairment charges, and CtA related to OpEx, leading to a significantly reduced income before income taxes. It is anticipated that revenues will continue to be impacted by changes in market conditions and investor sentiment. Overall results will be influenced by the progress in establishing an integrated, optimized and more efficient investment platform.

In PBC, net revenues decreased mainly as a result of the non-recurrence of a one-off gain related to our stake in Hua Xia Bank recorded in 2011 and higher negative PPA effects in Consumer Banking Germany. The remaining revenue decrease was mainly driven by a lower interest income due to the ongoing low interest rate environment and reduced investment portfolio at Postbank. Revenues in advisory/brokerage and discretionary portfolio/fund management were also lower driven by muted client investment activity while the remaining product categories were broadly stable. Provision for credit losses was reduced in 2012 compared to the prior year. This was to a large extent driven by Postbank-related loan loss allowances recorded after consolidation, and a further improvement in Advisory Banking Germany. Credit and deposit revenues in PBC will continue to be impacted by the development of volumes and margins, which also depend on interest rates. If economic growth continues to be slow it could result in an increase of our provision for credit losses, while noninterest expenses will continue to be impacted by CtA related to OpEx, as mentioned above, and to the integration of Postbank.

In the NCOU, the performance in 2012 included specific items such as impairment charges related to goodwill and our exposure to Actavis as well as litigation-related charges. Revenues also reflected losses from sales of capital intensive positions, mark-downs of certain legacy assets and negative effects related to the refinement to the CVA methodology. Results will continue to be driven by the pace of the de-risking activities, market conditions, the timing and nature of specific items as well as a number of external factors.

Our loss in Consolidation & Adjustments was mainly driven by differences in the accounting methods used for management reporting and IFRS as well as litigation-related charges. Among others, charges for UK and German bank levies impacted our results in 2012. We expect the future results to be impacted by these items going forward.

Our effective tax rate in 2012 of 63 % was mainly impacted by expenses that are not deductible for tax purposes which include impairments of goodwill. The effective tax rate in future periods could continue to be influenced by the potential occurrence of specific factors.

We further strengthened our capital position in 2012. The Bank’s Basel 2.5 Core Tier 1 capital ratio could further be improved due to lower RWA as well as reduced securitization capital deduction items both a result of a combination of portfolio optimization, de-risking activities, and enhancing our risk models and processes. However, future developments in regulatory requirements in the various jurisdictions we are operating in might affect our capital position.

Our liquidity reserves were above € 230 billion as of year-end 2012. Unexpected or extreme market turbulence could provide an industry-wide challenge to the access to funding sources.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	52
Annual Report 2012 on Form 20-F

Results of Operations

Please see “Management Report: Operating and Financial Review: Results of Operations” on pages 14 to 31 of the Financial Report.

Financial Position

Please see “Management Report: Operating and Financial Review: Financial Position” on page 32 of the Financial Report.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see “Management Report: Risk Report: Liquidity Risk” beginning on page 159 of the Financial Report.

For a detailed discussion of our capital management, see “Management Report: Risk Report: Capital Management” on beginning on page 168 of the Financial Report.

Post-Employment Benefit Plans

Please see “Management Report: Employees: Post-Employment Benefit Plans” on page 230 of the Financial Report.

Exposure to Monoline Insurers

Please see “Management Report: Operating and Financial Review: Exposure to Monoline Insurers” on pages 33 to 34 of the Financial Report.

Off-Balance Sheet Arrangements

Please see “Management Report: Operating and Financial Review: Special Purpose Entities and Off-Balance Sheet Arrangements” on pages 35 to 39 of the Financial Report.

Tabular Disclosure of Contractual Obligations

Please see “Management Report: Operating and Financial Review: Tabular Disclosure of Contractual Obligations” on page 41 of the Financial Report.

Research and Development, Patents and Licenses

Not applicable.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	53
Annual Report 2012 on Form 20-F

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Management Board (Vorstand) and a Supervisory Board (Aufsichtsrat). The Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board. The members of the Management Board are the executive officers of our company. The Management Board is responsible for managing our company and representing us in dealings with third parties. The Supervisory Board oversees the Management Board, appoints and removes its members and determines their salaries and other compensation components, including pension benefits. According to German law, our Supervisory Board represents us in dealings with members of the Management Board. Therefore, no members of the Management Board may enter into any agreement with us without the prior consent of our Supervisory Board.

German law does not require the members of the Management Board to own any of our shares to be qualified. In addition, German law has no requirement that members of the Management Board retire under an age limit. However, age limits for members of the Management Board are defined contractually and exist for the members of the Supervisory Board according to the Terms of Reference for our Supervisory Board.

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

A member of the Supervisory Board or the Management Board may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting (Hauptversammlung, which we refer to as the General Meeting) if the proposed resolution concerns:

Deutsche Bank	Item 6: Directors, Senior Management and Employees	54
Annual Report 2012 on Form 20-F

—	ratification of the member’s acts;
—	a discharge of liability of the member; or
—	enforcement of a claim against the member by us.

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

The liability of the members of the Management Board or the Supervisory Board under the German Stock Corporation Act for breach of their fiduciary duties is to the company rather than individual shareholders. However, also individual shareholders that hold at least 1 % or € 100,000 of the subscribed capital and are granted standing by the court may invoke such liability to the company. The underlying concept is that all shareholders should benefit equally from amounts received under this liability by adding such amounts to the company’s assets rather than disbursing them to plaintiff shareholders. We may waive the right to claim damages or settle these claims if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the General Meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	55
Annual Report 2012 on Form 20-F

For additional information on our Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 427 to 431 of the Financial Report.

Standing Committees

For information on the standing committees of our Supervisory Board, please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Standing Committees” on pages 431 to 432 of the Financial Report.

The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Management Board

Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has seven members. The Supervisory Board has also appointed two Co-Chairmen of the Management Board.

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

For additional information on our Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 424 to 427 of the Financial Report.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	56
Annual Report 2012 on Form 20-F

Board Practices of the Management Board

The terms of reference for the Management Board, according to the Management Board resolution of June 1, 2012, are based on the authorization of the Supervisory Board of May 30, 2012. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating committees of our corporate divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.

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

Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of the Stock Corporation Act. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 30, 2012, which is available on our Internet website at www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.

Group Executive Committee

Please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Group Executive Committee” on page 427 of the Financial Report.

Compensation

For information on the compensation of the members of our Supervisory Board, see “Management Report: Compensation Report: Compensation System for Supervisory Board Members” on pages 224 to 225 of the Financial Report.

For information on the compensation of the members of our Management Board, see “Management Report: Compensation Report: Management Board Report and Disclosure” on pages 206 to 214 of the Financial Report and “Management Report: Compensation Report: Management Board Compensation” on pages 214 to 220 of the Financial Report. Additional information on our compensation approach and practices, some of which applies to compensation of the Management Board, is provided in “Management Report: Compensation Report” on pages 195 to 225.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	57
Annual Report 2012 on Form 20-F

Employees

For information on our employees, see “Management Report: Employees” on pages 228 to 230 of the Financial Report.

Share Ownership

For the share ownership of the Management Board, see “Management Report: Compensation Report: Management Board Share Ownership” on page 220 of the Financial Report.

For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement/Corporate Governance Report: Reporting and Transparency: Directors’ Share Ownership” on page 433 of the Financial Report.

For a description of our employee share programs, please see Note 34 “Employee Benefits” of the consolidated financial statements.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2012, our issued share capital amounted to € 2,379,519,078 divided into 929,499,640 no par value ordinary registered shares.

On December 31, 2012, we had 610,694 registered shareholders. The majority of our shareholders are retail investors in Germany. On that date, 125,125,036 of our shares were registered in the names of 1,087 shareholders resident in the United States, representing 13.46 % of our share capital.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.

BlackRock, Inc., New York has notified us that as of December 22, 2010 they held 5.14 % of our shares. We have received no further notification since that date.

We are neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.

Pursuant to German law and our Articles of Association, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.

We are aware of no arrangements which may at a subsequent date result in a change in control of our company.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	58
Annual Report 2012 on Form 20-F

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

We conduct our business with these companies on terms equivalent to those that would prevail if we did not have equity holdings in them or management members in common, and we have conducted business with these companies on that basis in 2012 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2012, there have been and currently are loans, guarantees and commitments, which totaled € 1.3 billion (including loans amounting to € 867 million) as of January 31, 2013. The € 4.6 billion decrease compared to January 31, 2012 was principally driven by our derisking activities with the exit from a non-core Leveraged Finance exposure with a single counterparty and the reduction of a non-core commercial real estate exposure with a single counterparty.

All these credit exposures

—	were made in the ordinary course of business,
—	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
—	did not involve more than the normal risk of collectability at their initiation or present other unfavorable features compared to loans to nonrelated parties.

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

Impaired loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans to related parties decreased by € 28 million to € 460 million, from January 31, 2012. The following table presents an overview of the impaired loans we hold of some of our related parties as of January 31, 2013.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	59
Annual Report 2012 on Form 20-F

in € m.	Amount outstanding as of January 31, 2013	Largest amount outstanding January 1, 2012 to January 31, 2013		Provision for loan losses in 2012[1]	Allowance for loan losses as of Dec 31, 2012[1]	Nature of the loan and transaction in which incurred
Customer A	0	1		(0)	1	Uncollateralized shareholder loan bearing interest at 8.5 % per annum. The loan is held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer B	170	212		21	19	Consisting of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer C	106	114		12	11	Consisting of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer D	40	43		4	4	Consisting of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer E	38	41		4	4	Consisting of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer F	33	35		4	3	Consisting of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer G	12	13		1	1	Consisting of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer H	43	45		—	—	Consisting of an uncollateralized shareholders loan bearing interest at Libor + 3.5 % per annum. The loan is payable and interest is accreted at the effective interest rate applied to the carrying amount.

Customer I	4	5		(0)	2	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 4.67 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer J	2	2		0	1	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 6.62 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer K	1	1		0	0	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 5.28 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer L	11	11		0	11	Consisting of a real estate finance loan bearing interest at 6.27 % per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Total	460	—	[2]	47	58

[1]

The allowance for loan losses is calculated by subtracting the net present value of future expected cash flows from the current outstanding. The year-end balance of the loan loss allowance is in most cases lower than the amount of provision for credit losses required for the recognition due to unwinding effects based upon passage of time which are recognized in interest income.

[2]

Simply adding the largest amounts outstanding of the individual borrowers during the reporting period to arrive at an aggregate outstanding is not applicable as it would imply the assumption that the largest outstandings for all borrowers occured simultaneously.

In the above table, customer A is an unconsolidated subsidiary of ours, customers B to K are investments held at equity and customer L is a shareholding in which we hold a participation of 10 % or more of the voting rights. The customers J and K became related parties during 2012. Impaired loans to all other customers have been carried forward from the previous year end.

We have not disclosed the names of the related party customers described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and those customers have not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.

Deutsche Bank	Item 8: Financial Information	60
Annual Report 2012 on Form 20-F

Interests of Experts and Counsel

Not required because this document is filed as an annual report.

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including the Notes 1 to 43, which are set forth on pages 243 to 382 of the Financial Report, and those parts of the “Management Report: Risk Report” which are marked by a bracket in the margins, which Risk Report is set forth on pages 43 to 186 of the Financial Report. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 383 of the Financial Report.

Legal Proceedings

General. We and our subsidiaries operate in a legal and regulatory environment that exposes us to significant litigation risks. As a result, we are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Please refer to Note 29 “Provisions” of our consolidated financial statements for descriptions of certain significant legal proceedings. Additional legal proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability are described below.

City of Milan Matters. In January 2009, the City of Milan (the “City”) issued civil proceedings in the District Court of Milan against Deutsche Bank and three other banks (together the “Banks”) in relation to a 2005 bond issue by the City (the “Bond”) and a related swap transaction which was subsequently restructured several times between 2005 and 2007 (the “Swap”) (the Bond and Swap together, the “Transaction”). The City sought damages and/or other remedies on the grounds of alleged fraudulent and deceitful acts and alleged breach of advisory obligations. During March 2012, the City and the Banks agreed to discharge all existing civil claims between them in respect of the Transaction, with no admission of liability by the Banks. While some aspects of the Swap remain in place between Deutsche Bank and the City, others were terminated as part of the civil settlement. As a further condition of the civil settlement, the sums seized from the Banks by the Milan Prosecutor (in the case of Deutsche Bank, € 25 million) have been returned by the Prosecutor to the Banks, despite this seizure having been part of the trial described below. Deutsche Bank also received a small interest payment in respect of the seized sum.

In March 2010, at the Milan Prosecutor’s request, the Milan judge of the preliminary hearing approved the indictment of each of the Banks and certain of their employees (including two current employees of Deutsche Bank). The indictments of the employees were for alleged criminal offences relating to the Swap and subsequent restructuring, in particular fraud against a public authority. The Banks were charged with an administrative (non-criminal) offence of having systems and controls that did not prevent the employees’ alleged crimes. A first instance verdict was handed down on December 19, 2012. This verdict found all the Banks and certain employees, including the two Deutsche Bank employees, guilty of the charges against them. A reasoned judgment

Deutsche Bank	Item 8: Financial Information	61
Annual Report 2012 on Form 20-F

was handed down on February 3, 2013. Deutsche Bank and its employees intend to appeal. Any appeal must be filed by May 3, 2013. The associated monetary penalties (approximately € 25.4 million in the case of Deutsche Bank) and prison sentences are suspended until the appeals process is exhausted.

Corporate Securities Matters. Deutsche Bank AG and Deutsche Bank Securities Inc. (“DBSI”) regularly act in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and are from time to time named as defendants in litigation commenced by investors relating to those securities.

Deutsche Bank AG and DBSI, along with numerous other financial institutions, have been sued in the United States District Court for the Southern District of New York in various actions in their capacity as underwriters and sales agents for debt and equity securities issued by American International Group, Inc. (“AIG”) between 2006 and 2008. On May 19, 2009, lead plaintiffs filed a consolidated putative securities class action pursuant to Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). The underwriters and sales agents are not named in the Exchange Act claims. The complaint alleges, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps, that AIG’s real estate assets were overvalued, and that AIG’s financial statements did not conform to GAAP. The total amount of securities alleged to have been sold by the underwriter and sales agent defendants pursuant to the offerings at issue in the consolidated action is U.S.$ 27 billion. Deutsche Bank AG underwrote approximately U.S.$ 550 million in AIG securities. DBSI underwrote approximately U.S.$ 811 million in AIG securities. On April 1, 2011, lead plaintiffs filed a motion for class certfication and defendants’ oppositions were filed on May 24, 2012. Lead plaintiffs filed their reply brief on June 22, 2012. The Court has scheduled oral argument on the class certification motion for May 1, 2013. Fact discovery is also complete. Expert discovery has been deferred pending the Court’s ruling on class certification. The underwriter and sales agent defendants, including Deutsche Bank AG and DBSI, received a customary agreement to indemnify from AIG as issuer in connection with the offerings, upon which they have notified AIG that they are seeking indemnity.

DBSI, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (“GM”) in connection with GM’s November 18, 2010 initial public offering (“IPO”). DBSI acted as an underwriter for the offering. Specifically, lead plaintiff alleges that the registration statement issued in connection with the IPO contained material misstatements and/or omissions. The original complaint was filed on June 29, 2012. Lead plaintiff was appointed on November 21, 2012, and lead plaintiff filed an amended complaint on February 1, 2013. The underwriters, including DBSI, received a customary agreement to indemnify from GM as issuer in connection with the offerings, upon which they have notified GM that they are seeking indemnity.

DBSI, along with other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York in April 2009 alleging material misstatements and/or omissions in the offering documents of General Electric Co.’s (“GE”) October 2008 Common Stock Offering. DBSI acted as an underwriter in the offering. On July 29, 2009, the Court entered an order consolidating this action with others generally arising out of the same facts against GE and various company officers and directors. A consolidated amended complaint was filed on October 2, 2009. Defendants moved to dismiss the consolidated amended complaint on November 24, 2009, and, on June 9, 2010, the plaintiff filed a second amended complaint. Defendants moved to dismiss the second amended complaint on June 30, 2010, and the Court granted in part and denied in part that motion on January 12, 2012. On January 26, 2012, defendants moved for reconsideration regarding the claims which were not dismissed, and, on April 18, 2012, the Court granted reconsideration and dismissed the remaining claims against DBSI and the other underwriter defendants. Some claims against the GE-related defendants survived. The time for any appeal from dismissal of the claims against the underwriters will not begin to run until disposition of the remaining claims against the GE-related defendants. The underwriters, including DBSI, received a customary agreement to indemnify from GE as issuer in connection with the offerings, upon which they have notified GE that they are seeking indemnity.

Deutsche Bank	Item 8: Financial Information	62
Annual Report 2012 on Form 20-F

CO2 Emission Rights. The Frankfurt am Main Office of Public Prosecution (the “OPP”) is investigating alleged value-added tax (VAT) fraud in connection with the trading of CO2 emission rights by certain trading firms, some of which also engaged in trading activity with Deutsche Bank. The OPP alleges that certain employees of Deutsche Bank knew that their counterparties were part of a fraudulent scheme to avoid VAT on transactions in CO2 emission rights, and it searched Deutsche Bank’s head office and London branch in April 2010 and issued various requests for documents. In December 2012, the OPP widened the scope of its investigation and again searched Deutsche Bank’s head office. It alleges that certain employees deleted e-mails of suspects shortly before the 2010 search and failed to issue a suspicious activity report under the Anti-Money Laundering Act which, according to the OPP, was required. It also alleges that Deutsche Bank filed an incorrect VAT return for 2009, which was signed by two members of the Management Board, and incorrect monthly returns for September 2009 to February 2010. Deutsche Bank is cooperating with the OPP.

IBEW Local 90 Class Action. Deutsche Bank and certain of its officers have been named as defendants in a putative class action pending in the United States District Court for the Southern District of New York brought on behalf of all persons who acquired Deutsche Bank ordinary shares between January 3, 2007 and January 16, 2009 (the “class period”). In an amended complaint, plaintiff alleges that during the class period, the value of Deutsche Bank’s securities was inflated due to alleged misstatements or omissions on Deutsche Bank’s part regarding the potential exposure to Deutsche Bank arising out of the MortgageIT, Inc. acquisition, and regarding the potential exposure arising from Deutsche Bank’s RMBS (residential mortgage-backed securities) and CDO (collateralized debt obligations) portfolio during the class period. Claims are asserted under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder. Defendants moved to dismiss the amended complaint. By decision dated March 27, 2013 the Court largely denied the motion to dismiss as to Deutsche Bank and all but one of the individual defendants. The Court dismissed all claims by class members who acquired shares outside the United States. Discovery is expected to commence shortly.

Hydro Dispute. Deutsche Bank is involved in legal proceedings in Italy and in front of an ICC Arbitration Tribunal in France with respect to a hydropower project in Albania. On the other side are two Italian companies, BEG SpA and Hydro Srl. BEG is Deutsche Bank’s joint venture partner with respect to the project; Hydro is the joint venture vehicle (owned 55 % by BEG and 45 % Deutsche Bank). The dispute centers around whether Deutsche Bank has an obligation to fund construction of the project in full. Deutsche Bank’s position is that its sole funding obligation with respect to the project was to provide an equity injection of up to € 35 million, which obligation it has fulfilled.

In Italy, Deutsche Bank was defendant in an arbitration claim from Hydro for damages of € 411 million for alleged failure to finance the construction of the project. In November 2011, the arbitration panel ruled that there was evidence of some (unspecified) further financing commitment on Deutsche Bank’s part, and issued an award of approximately € 29 million against Deutsche Bank. Deutsche Bank has appealed to the Court of Appeal for the award to be set aside. The Court’s ruling is due in late 2013 to early 2014.

In Paris, Deutsche Bank is the claimant in an ICC arbitration against BEG, in which it seeks inter alia a declaration that Deutsche Bank has fulfilled its obligations in respect of the project to date. BEG has counterclaimed € 242 million. The last hearing took place in 2012; the award is expected in the second quarter of 2013.

In the fourth quarter of 2012, Hydro launched a new arbitration against Deutsche Bank in Italy. Hydro is seeking damages of approximately € 490 million in respect of losses that it alleges it has suffered to date, with a further € 200 million in respect of future losses should the concession to build the power plant be revoked.

Kaupthing CLN Claims. In June 2012, Kaupthing hf (acting through its Winding-up Committee) issued Icelandic law clawback claims for approximately € 509 million (plus interest) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes, referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island Special Purpose Vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. It is claimed that

Deutsche Bank	Item 8: Financial Information	63
Annual Report 2012 on Form 20-F

the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London.

Deutsche Bank filed its defense in the Icelandic proceedings in late February 2013. The next court hearing, which will relate to jurisdiction, is scheduled to take place in Iceland in June 2013.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following action: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees may come as early as mid 2013. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of not less than € 220 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with verdicts in some actions possible by the end of 2013.

MortgageIT Litigation. On May 3, 2011, the United States Department of Justice (“USDOJ”) filed a civil action against Deutsche Bank and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleged that Deutsche Bank, DB Structured Products, Inc., MortgageIT, Inc. and DBSI submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S.$ 368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint sought recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the USDOJ sought over U.S.$ 1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint. Following a hearing on December 21, 2011, the court granted the USDOJ leave to file a second amended complaint. On May 10, 2012, Deutsche Bank settled this litigation with the USDOJ for
U.S.$ 202.3 million.

Ocala Litigation. Deutsche Bank is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (“Taylor Bean”), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank has commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America for breach of contract, breach of fiduciary duty, and contractual indemnity resulting from Bank of America’s failure to secure and safeguard cash

Deutsche Bank	Item 8: Financial Information	64
Annual Report 2012 on Form 20-F

and mortgage loans that secured Deutsche Bank’s commercial paper investment. On March 23, 2011, the trial court denied in part and granted in part Bank of America’s motion to dismiss the complaint. On October 1, 2012, Deutsche Bank amended its first complaint against Bank of America, to assert claims for breach of contract, breach of fiduciary duty (which includes a claim related to Bank of America’s conversion of mortgages), negligence, negligent misrepresentation, unjust enrichment, and other tort and equitable claims. Bank of America’s motion to dismiss certain aspects of the amended complaint is pending. This litigation is in discovery.

On December 29, 2011, Deutsche Bank commenced a civil litigation in Circuit Court of the 11th Judicial Circuit in Miami Dade County, Florida for professional malpractice and negligent misrepresentation against Deloitte & Touche LLP, the auditors of Taylor Bean’s financial statements, which were consolidated with certain subsidiaries, including wholly owned subsidiary Ocala. On March 20, 2012, the court denied Deloitte & Touche LLP’s motion to dismiss. This litigation is in discovery.

Parmalat Litigation. Following the bankruptcy of the Italian company Parmalat, prosecutors in Parma conducted a criminal investigation against various bank employees, including employees of Deutsche Bank, and brought charges of fraudulent bankruptcy against a number of Deutsche Bank employees and others. The trial commenced in September 2009 and is ongoing.

Certain retail bondholders and shareholders have alleged civil liability against Deutsche Bank in connection with the above-mentioned criminal proceedings. Deutsche Bank has made a formal settlement offer to those retail investors who have asserted claims against Deutsche Bank. This offer has been accepted by some of the retail investors. The outstanding claims will be heard during the criminal trial process.

In January 2011, a group of institutional investors (bondholders and shareholders) commenced a civil claim for damages, in an aggregate amount of approximately € 130 million plus interest and costs, in the Milan courts against various international and Italian banks, including Deutsche Bank and Deutsche Bank S.p.A., on allegations of cooperation with Parmalat in the fraudulent placement of securities and of deepening the insolvency of Parmalat. Hearings on a preliminary application (made for preliminary matters, including jurisdiction) brought by the defendant banks have taken place and the court has reserved judgment and ordered the case to proceed on the merits. Deutsche Bank has petitioned the Italian Supreme Court for a final assessment of the jurisdiction argument.

Sebastian Holdings Litigation. Deutsche Bank is in litigation in the United Kingdom and the United States with Sebastian Holdings Inc., a Turks and Caicos company (“SHI”). The dispute arose in October 2008 when SHI accumulated trading losses and subsequently failed to meet margin calls issued by Deutsche Bank.

The U.K. action is brought by Deutsche Bank to recover approximately U.S.$ 246 million owed by SHI after the termination of two sets of master trading agreements with SHI. In the U.K. action against SHI, the trial court (upheld by the Court of Appeal) held that it has jurisdiction over Deutsche Bank’s suit and rejected SHI’s claim that the U.K. is an inconvenient forum for the case to be heard. The action is progressing in the English courts, with a trial date of April 2013. As a counterclaim against Deutsche Bank in the U.K., SHI is duplicating aspects of the U.S. claim (described below) in the U.K. proceedings. The amount of the U.K. pleaded counterclaim has not been fully specified and elements may be duplicative, but the pleaded claim is at least NOK 8.28 billion (around € 1.1 billion or U.S.$ 1.5 billion at recent exchange rates, which do not necessarily equate to the rates applicable to the claim). Substantial consequential loss claims are in addition pleaded based primarily on the profits which SHI claims it would have made on the moneys allegedly lost. The total quantum of these alleged consequential losses is not clear, but some elements have been estimated by SHI in its pleaded claims potentially to amount to NOK 30 billion (around € 4.0 billion or U.S.$ 5.3 billion at recent exchange rates, which do not necessarily equate to the rates applicable to the claim). SHI is amending its case which is expected to result in a higher damages claim, possibly in the range of € 5.3 to 7.7 billion or U.S.$ 7 to 10 billion at recent exchange rates, which do not necessarily equate to the rates applicable to the claim. SHI has also brought other claims including for restitution and declaratory relief.

Deutsche Bank	Item 8: Financial Information	65
Annual Report 2012 on Form 20-F

The U.S. action is a damages claim brought by SHI against Deutsche Bank in New York State court, arising out of the same circumstances as Deutsche Bank’s suit against SHI in the U.K. and seeking damages of at least U.S.$ 2.5 billion in an amended complaint. SHI’s claims largely relate to allegations that Deutsche Bank breached certain agreements and made improper margin calls. The trial court denied SHI’s request to enjoin Deutsche Bank’s suits in the U.K. The trial court denied Deutsche Bank’s motion to dismiss or stay the U.S. action in favor of the U.K. action, while granting Deutsche Bank’s motion to dismiss SHI’s tort claims but not its contract and quasi-contractual claims. The New York Appellate Division affirmed the trial court’s decision, and the amended complaint was filed after the Appellate Division decision. Deutsche Bank has moved to dismiss certain of the claims alleged in the amended complaint. The trial court granted Deutsche Bank’s motion to dismiss SHI’s tort claims, certain of its contract and quasi-contract claims, and its claims for punitive damages. SHI has filed a notice of appeal from the trial court’s ruling. Discovery in the U.S. action is ongoing.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and officers were the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Following this, plaintiffs filed a second amended complaint, which did not include claims based on the October 2006 issuance of securities. On defendants’ motion for reconsideration, the court on August 10, 2012 dismissed the second amended complaint with prejudice. Plaintiffs have sought reconsideration of that dismissal.

Dividend Policy

We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. In particular, the dividend proposed for 2012 is € 0.75, compared to dividends paid of € 0.75 for 2011 and € 0.75 for 2010. If we are not profitable, we may not pay dividends at all. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.

Under German law, our dividends are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. If deferred tax assets net of deferred tax liabilities, self-developed intangible assets or unrealized gains on plan assets are recognized, a profit distribution is blocked to the extent that the total of those assets does not exceed distributable retained earnings including profit or loss carried forward from previous year. They then allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting so resolves. The Annual General Meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genussrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit.

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

Deutsche Bank	Item 9: The Offer and Listing	66
Annual Report 2012 on Form 20-F

distributions are declared. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares.

Significant Changes

Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2012.

Item 9: The Offer and Listing

Offer and Listing Details and Markets

Our share capital consists of ordinary shares issued in registered form without par value. Under German law, shares without par value are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Our shares have a nominal value of € 2.56 per share.

The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the six other German stock exchanges (Berlin, Duesseldorf, Hamburg, Hanover, Munich and Stuttgart) and on the New York Stock Exchange.

We maintain a share register in Frankfurt am Main and, for the purposes of trading our shares on the New York Stock Exchange, a share register in New York.

All shares on German stock exchanges trade in euros, and all shares on the New York Stock Exchange trade in U.S. dollars. The following table sets forth, for the calendar periods indicated, high, low and period-end prices for our shares as reported by the Frankfurt Stock Exchange and the New York Stock Exchange.

Deutsche Bank	Item 9: The Offer and Listing	67
Annual Report 2012 on Form 20-F

	Price per share (Xetra)[1]			Price per share (NYSE)[2]
	High (in €)	Low (in €)	Period-end (in €)	High (in U.S.$)	Low (in U.S.$)	Period-end (in U.S.$)
Monthly 2013:
February	38.73	33.94	35.09	52.92	44.74	45.73
January	38.54	33.45	38.21	52.30	44.91	51.66

Monthly 2012:
December	35.50	32.12	32.95	46.39	42.51	44.29
November	36.24	32.10	33.94	46.63	40.80	44.13
October	35.83	30.64	34.97	46.90	40.07	45.71
September	34.13	27.27	30.75	44.96	34.65	39.65

Quarterly 2012:
Fourth Quarter	36.24	30.64	32.95	46.90	40.07	44.29
Third Quarter	34.13	22.11	30.75	44.96	27.05	39.65
Second Quarter	38.02	26.61	28.50	50.26	33.14	36.17
First Quarter	39.51	26.17	37.31	52.53	33.29	49.79

Quarterly 2011:
Fourth Quarter	33.86	23.40	29.44	47.95	31.26	37.86
Third Quarter	42.08	20.79	26.32	61.23	28.58	34.61
Second Quarter	44.56	38.60	40.75	66.00	54.82	59.24
First Quarter	48.70	39.24	41.49	65.77	51.88	59.07

Annual:
2012	39.51	22.11	32.95	52.53	27.05	44.29
2011	48.70	20.79	29.44	66.00	28.58	37.86
2010	55.11	35.93	39.10	82.16	47.35	52.05
2009	53.05	14.00	44.98	84.93	21.15	70.91
2008	81.73	16.92	25.33	130.79	22.45	40.69

Note: Data is based on Bloomberg and NYSE Euronext.

[1]	Historical share prices have been adjusted on October 6, 2010 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.912477.
[2]	Historical share prices are unadjusted prior to October 6, 2010.

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

Dilution

Not required because this document is filed as an annual report.

Expenses of the Issue

Not required because this document is filed as an annual report.

Deutsche Bank	Item 10: Additional Information	68
Annual Report 2012 on Form 20-F

Item 10: Additional Information

Share Capital

Not required because this document is filed as an annual report.

Memorandum and Articles of Association

For information regarding our Articles of Association, please refer to the discussions under the corresponding sections of our Annual Reports on Form 20-F for the years ended December 31, 2008 and December 31, 2011, which discussions we hereby incorporate by reference into this document. Copies of our Articles of Association are publicly available at the Commercial Register in Frankfurt am Main, and an English translation is filed as Exhibit 1.1 to this Annual Report. For more information on provisions of our Articles of Association relating to our Supervisory Board and Management Board, see “Item 6: Directors, Senior Management and Employees.” For a summary of our dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information – Dividend Policy.”

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

Deutsche Bank	Item 10: Additional Information	69
Annual Report 2012 on Form 20-F

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

Deutsche Bank	Item 10: Additional Information	70
Annual Report 2012 on Form 20-F

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

Deutsche Bank	Item 10: Additional Information	71
Annual Report 2012 on Form 20-F

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

There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights. Where the investment reaches or exceeds certain thresholds, however, certain reporting obligations apply and the investment may become subject to review by the BaFin and other competent authorities. For more information see “Item 10: Additional Information – Notification Requirements”.

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

Deutsche Bank	Item 10: Additional Information	72
Annual Report 2012 on Form 20-F

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, ten percent or more of our voting stock, persons that hold shares through a partnership or hybrid entity and persons whose “functional currency” is not the U.S. dollar. The summary is based on German and U.S. laws, treaties and regulatory interpretations, including in the United States current and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to change (possibly with retroactive effect).

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

Subject to certain exceptions for short-term and hedged positions, “qualified dividends” received by certain non-corporate U.S. shareholders will generally be subject to taxation in the United States at a lower rate than other ordinary income. Dividends received will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination of whether we are a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of our income and valuation of our assets, including goodwill and other intangible assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our taxable years ended December 31, 2011 or December 31, 2012. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2013, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own

Deutsche Bank	Item 10: Additional Information	73
Annual Report 2012 on Form 20-F

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

Claims for refunds are made on a special German claim for refund form (Form E-USA), which must be filed with the German tax authorities: Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany. The German claim for refund forms may be obtained inter alia from the German tax authorities at the same address where the applications are filed or can be downloaded from the homepage of the Bundeszentralamt für Steuern (www.bzst.bund.de). A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the IRS website at www.irs.gov. Instead of the individual refund procedure described above, a U.S. resident may use an IT-supported quick-refund procedure (“Datenträgerverfahren – DTV”/“Data Medium Procedure – DMP”). If the U.S. resident’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must provide specified information to the DMP participant and confirm to the DMP participant that they meet the conditions of the Treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf.

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

Deutsche Bank	Item 10: Additional Information	74
Annual Report 2012 on Form 20-F

Taxation of Capital Gains

Under the Treaty, a U.S. resident will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss on the sale or other disposition of shares in an amount equal to the difference between such holder’s tax basis in the shares and the U.S. dollar value of the amount realized from their sale or other disposition. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a lower rate than ordinary income. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. The ability to offset capital losses against ordinary income is subject to limitations.

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

German Gift and Inheritance Taxes

Under the current estate, inheritance and gift tax treaty between the United States and Germany (the “Estate Tax Treaty”), a transfer of shares generally will not be subject to German gift or inheritance tax so long as the donor or decedent, and the heir, donee or other beneficiary, were not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the shares were not held in connection with a permanent establishment or fixed base in Germany.

The Estate Tax Treaty provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, where shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

Other German Taxes

There are presently no German net wealth, transfer, stamp or other similar taxes that would apply to a U.S. resident as a result of the receipt, purchase, ownership or sale of shares.

Deutsche Bank	Item 12: Description of Securities other than Equity Securities	75
Annual Report 2012 on Form 20-F

Dividends and Paying Agents

Not required because this document is filed as an annual report.

Statement by Experts

Not required because this document is filed as an annual report.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 3 World Financial Center, Suite 400, New York, New York, 10281-1022. You may obtain copies of the materials from the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission’s website at www.sec.gov under File Number 001-15242. In addition, you may visit the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 to inspect material filed by us.

Subsidiary Information

Not applicable.

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

For Quantitative and Qualitative Disclosures about Credit Market and Other Risk, please see “Management Report: Risk Report” beginning on page 43 of the Financial Report.

Please see pages S-1 through S-15 of the Supplemental Financial Information, which pages are incorporated by reference herein, for information required by SEC Industry Guide 3.

Item 12: Description of Securities other than Equity Securities

Not required because this document is filed as an annual report and our ordinary shares are not represented by American Depositary Receipts.

Deutsche Bank	Item 15: Controls and Procedures	76
Annual Report 2012 on Form 20-F

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2012.

Management’s Annual Report on Internal Control over Financial Reporting

Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our co-principal executive officers and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards. As of December 31, 2012, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that our internal control over financial reporting as of December 31, 2012 was effective based on the COSO framework.

Deutsche Bank	Item 15: Controls and Procedures	77
Annual Report 2012 on Form 20-F

KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited Deutsche Bank Aktiengesellschaft and subsidiaries’ (the “Company” or “Deutsche Bank”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Deutsche Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deutsche Bank	Item 16A: Audit Committee Financial Expert	78
Annual Report 2012 on Form 20-F

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2012 and 2011 on pages 243 to 382 of the Financial Report and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, including the disclosures described as being part of the financial statements within the Risk Report section on pages 43 to 186 of the Financial Report and our report dated April 11, 2013 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

April 11, 2013

KPMG AG

Wirtschaftsprüfungsgesellschaft

Change in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A: Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Paul Achleitner, Dr. Karl-Gerhard Eick and Prof. Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For a description of their experience, please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 427 to 432 of the Financial Report. The audit committee financial experts mentioned above are “independent” as such term is defined in Rule 10A-3 of the Securities Exchange Act of 1934. As a foreign private issuer of common shares listed on the New York Stock Exchange, we are subject to the requirements of this definition.

Deutsche Bank	Item 16C: Principal Accountant Fees and Services	79
Annual Report 2012 on Form 20-F

Item 16B: Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at www.db.com/ir/en/content/code_of_ethics.htm, under the heading “Code of Ethics for Senior Financial Officers”. Other than several nonsubstantive changes made in May 2006, April 2010 (based on a decision in March 2010) and November 2011, there have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

Item 16C: Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2011 and 2012 fiscal years, respectively.

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

Fee category in € m.	2012	2011
Audit fees	50	54

Audit-related fees	19	12

Tax-related fees	7	7

All other fees	1	3

Total fees[1]	76	76

[1]	Totals do not add up due to roundings

Audit fees have decreased as the number of entities to be audited has fallen year on year. The increase in Audit-related fees results from a higher number of Postbank engagements. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

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

Deutsche Bank	Item 16D: Exemptions from the Listing Standards for Audit Committees	80
Annual Report 2012 on Form 20-F

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

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2011 and 2012, the percentage of the total amount of revenue we paid to our principal accountant represented by non-audit services in each category that were subject to such a waiver was less than 5%.

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

Deutsche Bank	Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81
Annual Report 2012 on Form 20-F

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2012, we repurchased a total of 17,365,961 shares for group purposes pursuant to share buy-backs authorized by the General Meeting. During the period from January 1, 2012 until the 2012 Annual General Meeting on May 31, 2012, we repurchased 14,854,538 of our ordinary shares pursuant to the authorization granted by the Annual General Meeting on May 26, 2011, at an average price of € 34.76 and for a total consideration of € 516 million. This authorization was replaced by a new authorization to buy back shares approved by the Annual General Meeting on May 31, 2012. Under the new authorization, up to 92,949,964 shares may be repurchased through November 30, 2016. Of these, 46,474,982 shares may be purchased by using derivatives. During the period from the 2012 Annual General Meeting until December 31, 2012, we repurchased 2,511,423 shares at an average price of € 33.26 and for a total consideration of € 84 million (excluding option premium). At December 31, 2012, the number of shares held in Treasury from buybacks totaled 35,148 shares. This figure stems from 24.1 million shares at the beginning of the year, plus 17.4 million shares from buybacks in 2012, less 41.4 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in 2012.

In addition to these share buy-backs for group purposes, pursuant to a shareholder authorization approved at our 2010 Annual General Meeting, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through November 30, 2014, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.

The following table sets forth, for each month in 2012 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Deutsche Bank	Item 16G: Corporate Governance	82
Annual Report 2012 on Form 20-F

Issuer Purchases of Equity Securities in 2012

Month	Total number of shares purchased	Total number of shares sold	Net number of shares purchased or (sold)	Average price paid per share (in €)	Number of shares purchased for group purposes	Maximum number of shares that may yet be purchased under plans or programs
January	27,092,160	27,025,631	66,529	30.63	–	65,537,307

February	47,167,992	71,262,989	(24,094,997)	33.96	4,192,542	61,344,765

March	55,410,718	49,124,698	6,286,020	37.50	6,120,656	55,224,109

April	15,358,605	14,410,161	948,444	34.30	1,147,268	54,076,841

May	53,752,444	50,493,135	3,259,309	29.50	3,394,072	92,949,964

June	44,298,041	43,736,600	561,441	27.84	579,889	92,370,075

July	24,677,669	24,616,199	61,470	25.99	–	92,370,075

August	16,683,930	25,095,000	(8,411,070)	26.15	–	92,370,075

September	17,575,400	17,594,884	(19,484)	32.14	–	92,370,075

October	33,266,086	33,063,771	202,315	33.56	204,880	92,165,195

November	26,638,570	29,693,272	(3,054,702)	33.81	1,726,654	90,438,541

December	19,195,496	19,574,028	(378,532)	33.20	–	90,438,541

Total 2012	381,117,111	405,690,368	(24,573,257)	31.88	17,365,961	90,438,541

Item 16F: Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance

Our common shares are listed on the New York Stock Exchange, as well as on all seven German stock exchanges. Set forth below is a description of the significant ways in which our corporate governance practices differ from those applicable to U.S. domestic companies under the New York Stock Exchange’s listing standards as set forth in its Listed Company Manual (the “NYSE Manual”).

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

Deutsche Bank	Item 16G: Corporate Governance	83
Annual Report 2012 on Form 20-F

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

The Group Executive Committee of Deutsche Bank is a body that is not based on the Stock Corporation Act. It has been created by the Management Board under its terms of reference and serves as a tool to coordinate the corporate divisions and regional management with the Management Board. It comprises the members of the Management Board and senior representatives from regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Co-Chairmen of the Management Board, Messrs. Fitschen and Jain, are also the Co-Chairmen of the Group Executive Committee. It reviews the development of the businesses, discusses matters of group strategy and prepares recommendations for decision by the Management Board. Functional committees assist the Management Board in executing cross divisional strategic management, resource allocation, control and risk management.

Companies which have securities listed on a stock exchange in Germany must report each year on the company’s corporate governance in their annual report to shareholders.

The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in May 2012 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.

The Code addresses six core areas of corporate governance. These are (1) shareholders and shareholders’ meetings, (2) the cooperation between the Management Board and the Supervisory Board, (3) the Management Board, (4) the Supervisory Board, (5) transparency and (6) financial reporting and audits.

The Code contains three types of provisions. First, the Code describes and summarizes the existing statutory, i.e., legally binding, corporate governance framework set forth in the Stock Corporation Act and in other German laws. Those laws – and not the incomplete and abbreviated summaries of them reflected in the Code – must be complied with. The second type of provisions is recommendations. While these are not legally binding,

Deutsche Bank	Item 16G: Corporate Governance	84
Annual Report 2012 on Form 20-F

Section 161 of the Stock Corporation Act requires that any German exchange-listed company declare annually that the recommendations of the Code have been adopted by it or which recommendations have not been adopted. The third type of Code provisions comprises suggestions which companies may choose not to adopt without disclosure. The Code contains a significant number of such suggestions, covering almost all of the core areas of corporate governance it addresses.

In their last Declaration of Conformity of October 30, 2012, the Management Board and the Supervisory Board of Deutsche Bank stated that they will act in conformity with the recommendations of the Code. The Declaration of Conformity and the amendments are available on Deutsche Bank’s internet website at www.deutsche-bank.com/corporate-governance.

Supervisory Board Committees. The Supervisory Board may form committees. The Co-Determination Act requires that the Supervisory Board form a mediation committee to propose candidates for the Management Board in the event that the two-thirds majority of the members of the Supervisory Board needed to appoint members of the Management Board is not met.

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

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	85
Annual Report 2012 on Form 20-F

applies to loans granted by the company to a Supervisory Board member or other persons, such as certain members of a Supervisory Board member’s family. In addition, the Stock Corporation Act prohibits a person who within the last two years was a member of the management board from becoming a member of the supervisory board of the same company unless he or she is elected upon the proposal of shareholders holding more than 25 % of the voting rights of the company.

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

Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of Reference of its Management Board, its Supervisory Board, the Chairman’s Committee, the Audit Committee and the Risk Committee, its Declaration of Conformity under the Code and other documents pertaining to its corporate governance on its internet website at www.deutsche-bank.com/corporate-governance.

Item 16H: Mine Safety Disclosure

Not applicable.

Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, we are required to disclose certain of our activities and those of our affiliates relating to Iran and to other persons sanctioned by the U.S. under programs relating to terrorism and proliferation of weapons of mass destruction that occurred during the twelve-month period covered by this report. We describe below a number of potentially disclosable activities. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

Legacy Financing Arrangements. Despite having ceased entering into new business in or with Iran in 2007, we continue to be engaged as lender, sponsoring bank and/or facility agent in several long-term financing agreements relating to the construction or acquisition of plant or equipment for the petroleum and petrochemical industries, under which Iranian entities were the direct or indirect borrowers. Before 2007, as part of a number of banking consortia, we entered into a number of financing arrangements, ten of which remained outstanding

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	86
Annual Report 2012 on Form 20-F

early in 2012 (including two framework agreements that cover a total of 17 individual credit agreements), with the National Iranian Oil Company, the National Petrochemical Company, Bank Melli Iran and their respective group entities as borrowers. The latest final maturity under these loan facilities is in 2019. These loan facilities were guaranteed by national export credit agencies representing various European and Asian national governments. The obligations of the borrowers under these loan facilities are secured by assignments of receivables from oil and oil products exported by the National Iranian Oil Company, the National Petrochemical Company and/or their trading subsidiaries to buyers, mostly in Asia. For some of these arrangements, we act as escrow agent, holding escrow accounts for the Iranian borrowers mentioned above, into which receivables are paid by the buyers of the oil and oil products. Such accounts are pledged in favor of the relevant banking consortium. We have no involvement in the contractual arrangements related to, or in the physical settlement of, the oil and oil product exports mentioned above. The Iranian entities in whose names the escrow accounts are held are not permitted to draw on these accounts, either because they are sanctioned parties or, where this is not the case, due to our business decision to freeze the accounts in light of the overall sanction environment.

During 2012, € 266 million was paid into the escrow accounts, and we, in our role as escrow agent, distributed to the participants in the banking consortia € 696 million including portions attributable to us totalling € 29 million.

Without being either agent or arranger and in our role as mere lender participant we received approximately € 10.2 million of repayments in principal and interest in 2012 and passed on from this approximately € 5.1 million to other participants in such arrangements.

We generated revenues in 2012 of approximately € 3.6 million in respect of these financing arrangements, of which approximately € 3.3 million consisted of escrow account revenues, € 0.3 million consisted of loan interest revenues and € 20,000 consisted of fee revenues.

Pursuant to ongoing negotiations with the borrowers, the two above-mentioned framework agreements together with all the individual loan agreements concluded thereunder were prepaid in 2012. Such repayments consisted of National Iranian Oil Company’s overall obligation amounting to € 440 million, of which our portion was € 5 million, and National Petrochemical Company’s overall obligation amounting to € 109 million, of which our portion was € 7 million. Neither prepayment generated revenues for us. Another two financing agreements amounting to € 4.43 million were repaid in accordance with their terms in 2012. Accordingly, only six outstanding financing arrangements remained as of December 31, 2012. Our portion of the remaining loan facilities amounted to € 35 million as of December 31, 2012. We intend to continue pursuing repayment and fulfilling our administrative role under these agreements, but we do not intend to engage in any new extensions of credit to these or other Iranian entities.

Portions of the undrawn commitments under two of the financing agreements referred to above under which the National Petrochemical Company and its group entities are borrowers were cancelled during 2012. Under one of these, € 28 million of the total € 42 million undrawn commitment was terminated during 2012. Our portion of this cancelled commitment was € 3 million. Due to the export credit agency coverage, the remainder cannot be cancelled without German government approval, for which we have applied but have not yet received. In addition, a total remaining undrawn commitment of € 766,000 (of which our portion was € 48,000) was cancelled during 2012. Our remaining undrawn commitment is € 1.3 million. We do not intend to make further disbursements upon this undrawn commitment.

A wholly-owned subsidiary of ours, BHF-BANK AG, which we acquired as part of the acquisition of the Sal. Oppenheim Group in March 2010 and which we have agreed to sell pending regulatory approvals, was a lender participant in a number of similar arrangements, the borrowers of which were Bank Saderat, Bank Melli, Bank Sepah, Bank Tejarat and National Petrochemical Company. In that capacity, it received approximately € 20 million in repayments of principal and interest in 2012, part of which was paid by us to BHF-BANK in our capacity as agent or arranger. Of the amounts received, BHF-BANK passed on approximately € 1.5 million to participants in such arrangements. In 2012, BHF-BANK’s gross revenues from this business were approximately € 272,000 and their net profits were less than this amount.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	87
Annual Report 2012 on Form 20-F

Money Transfers From Escrow Accounts. A single payment of € 6,500 was paid in early 2012 out of a balance in excess of the amount required to be maintained in escrow on one of the escrow accounts referred to above. This payment was made to a German exporter unrelated to the financing agreement to which the escrow account relates. In addition, a single payment of € 250,000 was made in 2012 from one of the escrow accounts described above to the account of the hospital of a state university in North Rhine-Westphalia in Aachen, Germany, as an advance payment on behalf of Iranian victims of a refinery explosion being transported to Germany for treatment.

Legacy Contractual Obligations Related to Guarantees. Prior to 2007, we provided guarantees to a number of Iranian entities. In almost all of these cases, we issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, we made a decision to refrain from issuing new guarantees to Iranian or Iran-related beneficiaries. Although these pre-existing guarantees stipulate that they must be either extended or honored if we receive such a demand and we are legally not able to terminate these guarantees, we decided in 2011 to reject any “extend or pay” demands under such guarantees. In 2012, we exited many of these guarantees, but a number are still outstanding, having an aggregate face amount of approximately € 8.7 million as of year-end 2012. We paid approximately € 1,100 in cancellation fees in 2012 in respect of these guarantees into frozen accounts of the relevant Iranian banks at European financial institutions. Additionally, we paid approximately € 35,000 from the accounts of the instructing parties to the Iranian banks that issued guarantees. The gross revenues from this business were approximately € 60,000 and the net profit we derived from these activities was less than this amount.

We also have outstanding legacy guarantees in relation to relevant Syrian banks. The aggregate face amount of these legacy guarantees was approximately € 9.0 million, the gross revenues received from non-Syrian parties for these guarantees were approximately € 80,000 and the net profit we derived from these activities was less than this amount. In one case we paid cancellation fees of € 320 to the frozen account of a Syrian bank.

BHF-Bank, based on similar legacy guarantees issued before 2012, paid commissions and charges of € 60,000 to accounts of relevant Iranian banks frozen under applicable EU law. BHF-BANK received approximately € 140,000 in fees from the non-Iranian parties for which the guarantees were issued. No new guarantees were issued relating to such business in 2012. The aggregate face amount of these legacy guarantees was approximately € 23.5 million as of December 31, 2012.

BHF-BANK also has outstanding legacy guarantees in relation to relevant Syrian banks. The aggregate face amount of these legacy guarantees was below € 0.5 million, no payments to relevant Syrian banks were made, the gross revenues received from non-Syrian parties for these guarantees were less than € 5,000 and the net profit derived from these activities was less than this amount.

We intend to exit these arrangements in the coming years as soon as possible.

Payments. We received less than 30 payments adding up to approximately € 5.2 million in favor of non-Iranian clients in Germany, the Netherlands and Abu Dhabi, which payments stemmed ultimately from relevant Iranian entities. These figures include relevant payments in favor of clients of our subsidiary Postbank. Revenues for these incoming payments were less than € 10,000.

We received from a relevant Syrian bank a payment of approximately € 2.2 million on behalf of a European public institution.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	88
Annual Report 2012 on Form 20-F

Operations of Iranian Bank Branches and Subsidiaries in Germany and/or France. Several Iranian banks, including Bank Melli Iran, Bank Saderat, Bank Tejarat and Europäisch-Iranische Handelsbank, have branches or offices in Germany and/or France, even though their funds and other economic resources are frozen under European law. As part of the payment clearing system in Germany and other European countries, when these branches or offices need to make payments in Germany or Europe to cover their day-to-day operations such as rent, taxes, insurance premia and salaries for their remaining staff, or for any other kind of banking-related operations necessary to wind down their legacy trade business, the German Bundesbank and French Central Bank accept fund transfers from these Iranian banks and disburse them to the applicable mainly German payees, some of whom hold accounts with us. In 2012, we received approximately € 80 million in such disbursements in less than 1,500 transactions via the German and French Central Banks in respect of payments from the above-mentioned Iranian banks, and the net profits derived from these payments were negligible (less than one euro per transaction). Relevant transactions of our subsidiary Postbank are included in these figures. In general we intend to continue this business.

Out of these transactions we passed on three payments totaling € 1 million to another European bank in favor of one of their clients, a relevant Iranian entity (revenues were less than one euro per transaction). We do not intend to execute payments like this in future.

The German Bundesbank also accepts fund transfers in favor of the mentioned Iranian bank branches and freezes the relevant amounts under applicable law. By using this avenue, our subsidiary Postbank on behalf of its clients transferred to two of the Iranian banks mentioned above one payment each, totaling € 65,608 (revenues were less than one euro per transaction). We do not intend to execute payments like this in future.

BHF-BANK is, by request of the German Bundesbank, maintaining accounts for Bank Sepah in Frankfurt, Germany, which is frozen under European sanctions law. In 2012, the total volume of outgoing payments from these accounts was approximately € 4.5 million, which payments were made with the consent of the competent authorities in Germany under applicable law. In 2012, the gross revenues from this activity were approximately € 37,000 and the net profits were less than this amount.

Maintaining of Accounts for Iranian Consulates and Embassies. Iranian embassies and consulates in Germany and the Netherlands also hold accounts with us. These accounts exist to fund the day-to-day operational costs of the embassies and consulates, such as salaries, rent, and electricity. Additionally, Deutsche Bank Netherlands N.V. has a relationship with the Agent Bureau of the Embassy of the Islamic Republic of Iran in The Hague (which is responsible for all Iran-U.S. Claims Tribunal activities). The total volume of outgoing payments from these accounts was approximately € 15 million in 2012, which payments were made with the consent of the competent authorities in the relevant European countries under applicable law. We derived gross revenues of approximately € 50,000 and net profits which were less than this amount from these activities. The relevant European governments have requested that we continue to provide these services in the future to enable the Government of Iran to conduct its diplomatic relations with various European countries and the United Nations. We intend to continue these activities.

Activities of Entities in Which We Have Interests. Section 13(r) requires us to provide the specified disclosure with respect to ourselves and our “affiliates,” as defined in Exchange Act Rule 12b-2. Although we have minority equity interests in certain entities that could arguably result in these entities being deemed “affiliates,” we do not have the authority or the legal ability to acquire in every instance the information from these entities that would be necessary to determine whether they are engaged in any disclosable activities under Section 13(r). In some cases, legally independent entities are not permitted to disclose the details of their activities to us because of German privacy and data protection laws or the applicable banking laws and regulations. In such cases, voluntary disclosure of such details could violate such legal and/or regulatory requirements and subject the relevant entities to criminal prosecution or regulatory investigations.

Deutsche Bank	Item 19: Exhibits	89
Annual Report 2012 on Form 20-F

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including the Notes 1 to 43, which are set forth on pages 243 to 382 of the Financial Report, and those parts of the “Management Report: Risk Report” which are marked by a bracket in the margins, which Risk Report is set forth on pages 43 to 186 of the Financial Report. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 383 of the Financial Report.

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit

1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.1 to our Report on Form 6-K dated August 14, 2012 and incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Equity Plan Rules 2010, furnished as Exhibit 4.2 to our 2009 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Equity Plan Rules 2011, furnished as Exhibit 4.3 to our 2010 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Equity Plan Rules 2012, furnished as Exhibit 4.4 to our 2011 Annual Report on Form 20-F and incorporated by reference herein.

4.4	Equity Plan Rules 2013.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2012, 2011, 2010, 2009 and 2008 (also incorporated as Exhibit 12.1 to Registration Statement No. 333-184193 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.3	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.3	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Deutsche Bank	Signatures	90
Annual Report 2012 on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15, 2013

Deutsche Bank Aktiengesellschaft

/s/        JUERGEN FITSCHEN

Juergen Fitschen

Co-Chairman of the Management Board

/s/        ANSHUMAN JAIN

Anshuman Jain

Co-Chairman of the Management Board

/s/        STEFAN KRAUSE

Stefan Krause

Member of the Management Board

Chief Financial Officer

Deutsche Bank

Financial Report 2012
Delivering in a changed environment

Passion to Perform

Deutsche Bank
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Content	1
Financial Report 2012

01 – Management Report

Operating and Financial Review – 4

Risk Report – 43

Internal Control over Financial Reporting – 187

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report – 191

Compensation Report – 195

Corporate Responsibility – 226

Employees – 228

Outlook – 233

02 – Consolidated Financial Statements

Consolidated Statement of Income – 243

Consolidated Statement of Comprehensive Income – 244

Consolidated Balance Sheet – 245

Consolidated Statement of Changes in Equity – 246

Consolidated Statement of Cash Flows – 248

Notes to the Consolidated Financial Statements including Table of Content – 249

03 – Confirmations

Independent Auditors’ Report – 413

Responsibility Statement by the Management Board – 415

Report of the Supervisory Board – 416

Deutsche Bank	Content	2
Financial Report 2012

04 – Corporate Governance Statement/Corporate Governance Report

Management Board and Supervisory Board – 424

Reporting and Transparency – 433

Related Party Transactions – 433

Auditing and Controlling – 434

Compliance with the German Corporate Governance Code – 436

05 – Supplementary Information

Management Board – 439

Supervisory Board – 440

Advisory Boards – 442

Group Five-Year Record – 443

Declaration of Backing – 444

Impressum / Publications – 445

01 – Management Report

Operating and Financial Review

Deutsche Bank Group – 4

Executive Summary – 11

Results of Operations – 14

Operating Results (2011 vs. 2010) – 27

Results of Operations by Segment (2011 vs. 2010) – 29

Financial Position – 32

Liquidity and Capital Resources – 39

Events after the Reporting Date – 42

Risk Report

Risk Management Executive Summary – 46

Risk Management Principles – 48

Risk Strategy and Appetite – 53

Risk Inventory – 55

Risk Management Tools – 58

Credit Risk – 59

Market Risk – 134

Operational Risk – 155

Liquidity Risk – 159

Capital Management – 168

Balance Sheet Management – 183

Overall Risk Position – 184

Internal Capital Adequacy – 186

Internal Control over Financial Reporting – 187

Information pursuant to Section 315 (4)  of the German Commercial Code and Explanatory Report – 191

Compensation Report

Group compensation overview and disclosure – 195

Management Board Report and Disclosure – 206

Senior Management Group – 221

Employees regulated under the InstitutsVergV – 222

Compensation System for Supervisory Board Members – 224

Corporate Responsibility – 226

Employees – 228

Outlook – 233

Deutsche Bank	01 – Management Report	4
Financial Report 2012	Operating and Financial Review

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2012 and 2011 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, which issued an unqualified opinion.

Deutsche Bank Group

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,012 billion as of December 31, 2012. As of that date, we employed 98,219 people on a full-time equivalent basis and operated in 72 countries out of 2,984 branches worldwide, of which 65 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Following a comprehensive strategic review, we realigned our organizational structure in the fourth quarter 2012. We reaffirmed our commitment to the universal banking model and to our four existing corporate divisions. We strengthened this emphasis with an integrated Asset & Wealth Management Corporate Division that includes former Corporate Banking & Securities businesses such as exchange-traded funds (ETFs). Furthermore, we created a Non-Core Operations Unit. This unit includes the former Group Division Corporate Investments (CI) as well as non-core operations which were re-assigned from other corporate divisions.

As of December 31, 2012 we were organized into the following five corporate divisions:

—	Corporate Banking & Securities (CB&S)
—	Global Transaction Banking (GTB)
—	Asset & Wealth Management (AWM)
—	Private & Business Clients (PBC)
—	Non-Core Operations Unit (NCOU)

The five corporate divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide.

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

—	subsidiaries and branches in many countries;
—	representative offices in many other countries; and
—	one or more representatives assigned to serve customers in a large number of additional countries.

Please see Note 05 “Business Segments and Related Information” of our consolidated financial statements for a table with our net revenues split by geographical region, based on our management reporting systems.

Deutsche Bank	01 – Management Report	5
Financial Report 2012	Operating and Financial Review

Management Structure

We operate the five corporate divisions and the infrastructure functions under the umbrella of a “virtual holding company”. We use this term to mean that, while we subject the corporate divisions to the overall supervision of our Management Board, which is supported by infrastructure functions, we do not have a separate legal entity holding these five corporate divisions but we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:

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

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from our regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions, discusses Group strategy and prepares recommendations for Management Board decisions. It has no decision making authority.

Within each corporate division and region, coordination and management functions are handled by operating committees and executive committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

Corporate Divisions

Corporate Banking & Securities Corporate Division

Corporate Division Overview

CB&S is made up of the business divisions Corporate Finance and Markets. These businesses offer financial products worldwide including the underwriting of stocks and bonds, trading services for investors and the tailoring of solutions for companies’ financial requirements.

The CB&S businesses are supported by the Credit Portfolio Strategies Group (CPSG), which was formerly known as the Loan Exposure Management Group (LEMG). CPSG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a structured hedging regime.

Effective in November 2012, following a comprehensive strategic review of the Group’s organizational structure, CB&S was realigned as part of the Group’s new banking model. This realignment covered three main aspects: the transfer of non-core assets (namely correlation and capital intensive securitization positions, monoline positions, and IAS 39 reclassified assets) to the NCOU; the transfer of passive and third-party alternatives businesses, such as ETF’s, into the newly integrated AWM Corporate Division; and a refinement of coverage costs between CB&S and GTB.

Products and Services

Within our Corporate Finance Business Division, our clients are offered mergers and acquisitions, equity and debt financing and general corporate finance advice. In addition, we provide a variety of financial services to the public sector.

The Markets Business Division is responsible for the sales, trading and structuring of a wide range of fixed income, equity, equity-linked, foreign exchange and commodities products. The division aims to deliver solutions for the investing, hedging and other needs of customers. As part of the realignment of CB&S in November 2012, Rates and Flow Credit Trading businesses were integrated and the Structured Finance business was created to encompass non-flow financing and structured risk for clients across all industries and asset classes.

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

Deutsche Bank	01 – Management Report	6
Financial Report 2012	Operating and Financial Review

All our trading activities are covered by our risk management procedures and controls which are described in detail in the Risk Report.

Distribution Channels and Marketing

In CB&S, the focus of our corporate and institutional coverage bankers and sales teams is on our client relationships. We have restructured our client coverage model so as to provide varying levels of standardized or dedicated services to our customers depending on their needs and level of complexity.

Global Transaction Banking Corporate Division

Corporate Division Overview

GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions consist of:

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

Asset & Wealth Management Corporate Division

Corporate Division Overview

With € 944 billion of invested assets as of December 31, 2012, Deutsche Bank AWM is one of the world’s leading investment organizations. AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional and alternative investments across all major asset classes. AWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth individuals and family offices.

AWM comprises former Private Wealth Management (PWM) and Asset Management (AM) businesses as well as passive and third party alternatives businesses that were re-assigned from CB&S to AWM in the fourth quarter 2012. The combined division has sizable franchises in both retail and institutional asset and wealth

Deutsche Bank	01 – Management Report	7
Financial Report 2012	Operating and Financial Review

management, allowing both clients and Deutsche Bank Group to benefit from its scale. In addition, non-core assets and businesses were re-assigned from AWM to the NCOU in the fourth quarter 2012. AWM now consists of two major pillars: Investment Platform and Coverage/Advisory.

In November 2011, we completed the step-acquisition of Deutsche UFG Capital Management (“DUCM”), one of Russia’s largest independent asset management companies. The transaction followed our exercise of a purchase option on the remaining 60 % stake. We now fully control DUCM, which was previously accounted for under the equity method.

Since March 2010, Sal. Oppenheim jr. & Cie. S.C.A. has been a wholly owned subsidiary of Deutsche Bank AG. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-BANK Group, BHF Asset Servicing GmbH (BAS) and Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. The Equity Trading & Derivatives and Capital Markets Sales units were sold to Australia’s Macquarie Group in the second quarter 2010, while BAS was sold to Bank of New York Mellon in the third quarter 2010. As of January 1, 2011, BHF-BANK was transferred from former PWM to former CI.

Products and Services

The Investment Platform offers capabilities across a diverse array of asset classes and covers the former AM businesses. The Investment Platform provides securities investment management and investment management of third party real property, infrastructure, private equity and hedge fund portfolios. In addition, the Investment Platform comprises the businesses transferred from CB&S, i.e., the passive investment business, including the ETF business, and third-party alternatives businesses as well as Abbey Life, which is a closed book life insurance business.

Finally, the Investment Platform also offers customized wealth management solutions and private banking services including lending and discretionary portfolio management.

The second major pillar of AWM is Coverage/Advisory, focusing on the connecting and engaging with clients. Beside the coverage of Institutional and Key Clients, this also includes the Wealth Management teams for Germany, Sal. Oppenheim, EMEA, Americas and APAC. Coverage/Advisory has a strong footprint in Europe and North America, and is expanding in emerging markets.

All businesses deliver superior service to their clients through a strong investment performance in a broader range of products and by providing customized advice and services, including strong risk management.

Distribution Channels and Marketing

A major competitive advantage for AWM is the fact that it is a private bank within Deutsche Bank, with its substantial investment banking, corporate banking and asset management activities. In order to make optimal use of the potential offered by cross-divisional cooperation, since 2007 AWM has established Key Client Teams in order to serve clients with very complex assets and highly sophisticated needs. Coverage offers these clients the opportunity to make direct additional purchases, co-invest in its private equity activities or obtain direct access to its trading units.

AWM Coverage/Advisory possesses well-established and worldwide internal distribution channels. It pursues an integrated business model to cater to the complex needs of high-net-worth clients and ultra-high-net-worth individuals, family offices and selected institutions. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.

AWM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PBC for retail customers and CB&S for institutional and corporate customer, as well as through third-party distributors.

Deutsche Bank	01 – Management Report	8
Financial Report 2012	Operating and Financial Review

Private & Business Clients Corporate Division

Corporate Division Overview

PBC operates under a single business model across Europe and selected Asian markets. PBC serves retail and affluent clients as well as small and medium sized business customers.

The PBC Corporate Division is organized into the following business units:

—	Advisory Banking Germany, which comprises all of PBC’s activities in Germany excluding Postbank.
—	Advisory Banking International, which covers PBC’s European activities outside Germany and PBC’s activities in Asia including our stake in and partnership with Hua Xia Bank.
—	Consumer Banking Germany, which mainly comprises the contribution of Postbank Group to the consolidated results of Deutsche Bank.

With establishment of the NCOU, PBC reassigned several business portfolios as well as non-strategic activities, in particular in non-strategic locations, into the new corporate division.

In 2012, we continued our balanced growth with a strategic focus on balance sheet based business, e.g. mortgages.

With the integration of Postbank, we strengthen and expanded our leading market position in our German home market, offering synergy potential and growth opportunities. By combining the businesses we aim at increasing the share of retail banking earnings in the results of the Group and further strengthening and diversifying the refinancing basis of the Group due to significantly increased volumes of retail customer deposits. Postbank continues to exist as a stand-alone stock corporation and remains visible in the market under its own brand. With the conclusion of the domination and profit and loss transfer agreement and the continued execution of the integration of Postbank into PBC, we seek to significantly progress towards our integrated business model and generate considerable revenue and costs synergies.

We have consolidated Deutsche Postbank Group since December 2010. Further information on the Postbank acquisition is included in Note 04 “Acquisitions and Dispositions”.

In Europe we are focusing on low risk products and advisory services for affluent and business customers. Our profitable brand network operates in five major banking markets in Continental Europe: Italy, Spain, Portugal, Belgium and Poland.

In Asia, PBC operates a branch network supported by a mobile sales force in India and holds a 19.99 % stake in the Chinese Hua Xia Bank, with which it has a strategic partnership and cooperation arrangement. As part of this, we and Hua Xia Bank have jointly developed and distributed credit cards in China. In India, PBC currently has seventeen branches. India and China are considered Asian core markets for PBC. While further growing the franchise in India through continuous branch openings, our China strategy focuses on leveraging our stake in Hua Xia Bank.

Products and Services

PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.

We provide portfolio/fund management (investment advice, discretionary portfolio management and securities custody services) and brokerage services to our clients.

We provide loan and deposit services, with the a strategy focusing on property financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The property finance business, which includes mortgages and construction finance, is our most significant lending business. We provide property finance loans primarily for private purposes, such as home

Deutsche Bank	01 – Management Report	9
Financial Report 2012	Operating and Financial Review

financing. Most of our mortgages have an original fixed interest period of five or ten years. Loan and deposit products also include the home loan and savings business in Germany, offered through our subsidiaries Deutsche Bank Bauspar AG and BHW Bausparkasse AG. Our lending businesses are subject to our credit risk management processes, both at origination and on an ongoing basis. For further discussion of these processes please see the “Monitoring Credit Risk” and “Main Credit Exposure Categories” sections in the Risk Report.

PBC’s deposits and payment services consist of administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In the ongoing low interest rate environment in Germany, we maintained our focus on stabilizing our deposit base, including sight deposits, while growing our deposit base in Europe, where we optimized our local funding.

Distribution Channels and Marketing

To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries which are of strategic focus and in which PBC is active directly. In order to make banking products and services more attractive to clients, we seek to optimize the accessibility and availability of our services. To accomplish this, we deploy self-service functions and technological advances to supplement our branch network with an array of access channels to PBC’s products and services. These channels consist of the following in-person and remote distribution points:

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

In addition to our branch network and financial agents, we enter into country-specific distribution and cooperation arrangements. In Germany, we maintain cooperation partnerships with reputable companies such as DP DHL (Postbank cooperation) and Deutsche Vermögensberatung AG (DVAG). With DVAG, we distribute our mutual funds and other banking products through DVAG’s independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.

Non-Core Operations Unit Corporate Division

In November 2012, we established the NCOU. The NCOU operates as a separate corporate division alongside Deutsche Bank’s core businesses. The NCOU manages assets with a value of approximately € 100 billion and Basel 2.5 risk-weighted assets (“RWA”) equivalent of € 80 billion, as of December 31, 2012.

As set out in Strategy 2015+, our objectives in setting up the NCOU are to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

Deutsche Bank	01 – Management Report	10
Financial Report 2012	Operating and Financial Review

In addition to managing our global principal investments and holding certain other non-core assets to maturity, targeted de-risking activities within the NCOU will help us reduce risks that are not related to our planned future strategy, thereby reducing capital demand. In carrying out these targeted de-risking activities, the NCOU will prioritize for exit those positions with less favorable capital and risk return profiles to enable the Bank to strengthen its Core Tier 1 capital ratio under Basel 3.

The NCOU’s portfolio includes activities that are non-core to the Bank’s strategy going forward; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. In addition, certain liabilities were also assigned to the NCOU following similar criteria to those used for asset selection, e.g. liabilities of businesses in run-off or for sale, legacy bond issuance formats and various other short-dated liabilities, linked to assigned assets.

In RWA terms the majority has been assigned from CB&S, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. Assets assigned from PBC include Postbank commercial real estate assets outside core markets, Postbank capital-intensive structured credit products, selected foreign residential mortgages and other financial investments, such as the structured credit and the GIIPS portfolio which have already been in run-off for a number of years, and the repo matched book with balance sheet leverage no longer deemed strategic for Postbank. NCOU’s portfolio also contains all those assets previously booked and managed in the former Group Division CI. These are the Bank’s global principal investment activities and include our stakes in the port operator Maher Terminals, The Cosmopolitan of Las Vegas and BHF-BANK.

Effective January 1, 2011, the exposure in Actavis Group was transferred from CB&S to former CI. During the fourth quarter 2012, we completed the sale of Actavis Group from the NCOU.

As of January 1, 2011, BHF-BANK, was transferred from AWM to former CI.

In December 2010, the former CI transferred the investment in Deutsche Postbank AG to PBC. Also in December 2010, The Cosmopolitan of Las Vegas property started its operations.

Infrastructure and Regional Management

The infrastructure group consists of our centralized business support areas. These areas principally comprise control and service functions supporting our five corporate divisions.

This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (e.g., global technology, global business services, global logistics services and group strategy & planning), CFO functions (e.g., finance, tax, insurance and treasury), CRO functions (e.g., credit risk management and market risk management), CEO functions (e.g., communications & corporate social responsibility and economics) and HR, Legal & Compliance functions.

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

All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to our five corporate divisions.

Deutsche Bank	01 – Management Report	11
Financial Report 2012	Operating and Financial Review

Executive Summary

The Global Economy

The global economy was impacted by numerous negative factors in 2012: the sovereign debt crisis in Europe, the fiscal cliff in the U.S., geopolitical risks in the Middle East and rising commodities and food prices. In 2012, global economic growth continued to decline to an estimated 2.9 % after an already slower growth of 3.8 % in 2011.

As in 2011, the slowdown took place predominantly in the industrialized countries, which only expanded by an estimated 1.2%. The industrialized countries still face major structural challenges. The reduction in state deficits and the cutting back of private debt led to lower growth in the eurozone in particular. In addition, the increased political uncertainties in the eurozone and the U.S. had a negative impact on the global economy. By contrast, growth was supported by the extremely expansive monetary policy of the major central banks, which lowered their key interest rates to historically low levels and also undertook extensive quantitative easing measures.

The eurozone went into recession in 2012 due to increased uncertainty over the further development of the sovereign debt crisis, fiscal consolidation and weakened demand for exports. Economic activity fell by an estimated 0.5%, following 1.4 % growth in 2011. A stabilizing effect came from the announcement made by the European Central Bank in September 2012 that it would make unlimited purchases of sovereign bonds, subject to strict conditionality (Outright Monetary Transactions), as well as the clear commitment of eurozone governments for all current members to stay in the eurozone. The German economy weakened noticeably over the year due to reduced demand for exports and falling investment activity, and it likely contracted towards the end of 2012. As an annualized average, the German economy grew by an estimated 0.7 % following an increase of 3.0 % in 2011.

In the U.S. economy, growth was relatively robust with estimated 2.3 % in 2012, which was somewhat stronger than the 1.8 % in the previous year. Although the real estate market stabilized and unemployment gradually fell over the year, doubts over the resolution of the fiscal cliff are thought to have caused growth to slow towards the end of the year. In Japan, where the clean-up and rebuilding efforts in the wake of the tsunami and the nuclear catastrophe and the government’s economic stimulus measures had a positive effect on economic activity in the first half of 2012, economic output declined again from mid-year. For the year as a whole, Japan’s economy probably grew by 2.0%.

Due to the close links between the financial and real economies, the global development had negative effects on economic activity in emerging markets. Growth in emerging markets cooled down to an estimated 4.7%, but there are clear differences in growth between the regions. Growth in Asia (excluding Japan) slowed down from 7.5 % in 2011 to 5.9 % in 2012. China’s growth moderated considerably to 7.8 % year-on-year, the slowest since 1999, due to the confluence of stagnating external demand and a deliberate attempt to restrain stimulus with a view to rebalance the economic structure. India’s growth also slowed significantly to 4.6 % year-on-year, the lowest in a decade, as domestic demand was hit by tight liquidity and stubborn inflation. Economic activity in Latin America cooled off to 2.9 % in 2012, following 4.7 % growth in 2011. Brazilian economic growth continued to disappoint in 2012, slowing to an estimated 1 % from an already weak 2.7 % in 2011. While domestic demand and labor markets remained strong, investment was weak and exports were weighed down by stagnating global economic activity and lower prices for several commodities.

Deutsche Bank	01 – Management Report	12
Financial Report 2012	Operating and Financial Review

The Banking Industry

The banking industry in 2012 saw another year marked by high uncertainty, yet with sentiment gradually improving in the last six months due to retreating concerns about the future of European Monetary Union and about the global growth outlook.

Capital market developments closely echoed these trends. Overall, global M&A activity and equities issuance remained subdued, while debt issuance soared to record highs both in the investment-grade and the high-yield segment. This was particularly true in the second half of the year when investor risk appetite returned and bond yields came down significantly. Corporate bond issuance in 2012 was stronger than ever before. Total investment banking revenues declined slightly compared with the prior year, with Europe and Asia weakening and the fee volume in America rising. Similar to the advisory and underwriting business, equities trading activity was relatively low, with falling margins putting additional pressure on revenues. Fixed-income trading rebounded somewhat from a poor prior year result, though earnings remained below 2009/10 levels.

In commercial banking, Europe and the U.S. were diverging even more markedly than in the years before: U.S. banks continued their recovery and are now as profitable as at the pre-crisis peak. Lending volumes are growing, especially with companies borrowing more, but with the real estate market finally having turned the corner, household lending and particularly residential mortgages may have also bottomed out. In Europe, by contrast, corporate loans shrank throughout the year, with the pace of contraction accelerating rather than slowing down. Lending to households, at least, remained by and large stable. Deposit growth continued at moderate speed on both sides of the Atlantic, though it lost some momentum in the U.S. In addition, differences in asset quality developments were partly responsible for the diverging fortunes between European banks, which saw loan loss provisions rising again for the first time since 2009 and U.S. institutions, which recorded a further fall in provisions to their lowest level in five years.

Asset and wealth management benefited from rising equity and bond markets, particularly in the second half of the year, and from investors increasingly searching for yield in a close-to-zero interest rate environment. Globally, bond funds attracted the bulk of net new money, whereas many equity and money market funds recorded net outflows. As in the past few years, the passively managed segment grew faster than actively managed funds.

New regulation had a significant impact on the industry: While European banks still had to cope with the tightening effect of Basel 2.5, the foreshadowing of Basel 3 was felt throughout the banking sector as investors and analysts demanded early compliance. Furthermore, new consumer and investor protection rules and market infrastructure regulations such as the Markets in Financial Instruments Directive II and European Market Infrastructure Regulation (the former being drawn up and the latter taking effect) had a largely negative effect on banks’ earnings. In the eurozone, political leaders agreed on a transfer of supervisory powers over the largest banks from national authorities to the European Central Bank (ECB), as part of a more comprehensive shift towards a “Banking Union”. Finally, the banking industry in the U.S. as well as in Europe suffered steep fines and losses in confidence as litigation issues continued to mount.

Deutsche Bank

The market environment in 2012 continued to be difficult. A slowdown in economic growth could be observed predominantly in the industrialized countries, while conditions in the eurozone have stabilized only since mid-2012. Structural debt levels in mature economies were still high and were reflected in strong client demand. The macro-political environment, however, perpetuated low interest rate levels. Equity markets could not yet consistently profit from the stabilized environments, resulting in volatile market conditions, favoring only the derivative segment of the market. Many other markets and products saw competitive pressures, margin compression, declining volumes and macro-economic and regulatory uncertainties which caused volatility. As a result, this led to risk aversion among investors with especially private investors remaining wary for most of the year.

Deutsche Bank	01 – Management Report	13
Financial Report 2012	Operating and Financial Review

Despite this challenging environment, our revenue performance was resilient, with increases in almost every business division in the “Core Bank” (CB&S, GTB, AWM and PBC), and our provision for credit losses was lower than in the prior year. However, results especially in the second half of 2012 reflected the impact of several actions taken to mobilize our Strategy 2015+. These actions resulted mainly in higher noninterest expenses versus the full-year 2011, including cost-to-achieve related to our Operational Excellence Program (OpEx) and the integration of Postbank totaling € 0.9 billion. We met the savings objectives of OpEx for year-end 2012, achieving savings of € 0.4 billion in the second half of 2012. Expenses also included impairments of goodwill and other intangible assets (€ 1.9 billion) as well as significant litigation-related charges (€ 2.2 billion). In addition, our results in 2012 were impacted by further specific items of € 1.3 billion, such as charges related to turnaround measures in our commercial banking activities in the Netherlands, other net charges and results from de-risking in the NCOU.

In this context, we generated a 2012 net income of € 291 million (2011: € 4.3 billion) and income before income taxes of € 784 million compared with € 5.4 billion in 2011. Excluding the impairment of goodwill and other intangible assets as well as the significant litigation-related charges, full year income before income taxes for the Group would have been € 4.9 billion in 2012, to which the Core Bank contributed € 6.5 billion.

In 2012, we have reviewed our variable compensation levels and established a Compensation Panel. As a first result, though compensation and benefits expenses increased 3 % in 2012 from 2011, variable compensation has come down by 11 % versus 2011, and we reduced our deferral rate from 61 % to 47%, thus reducing respective charges on future year’s results.

Overall, we considerably strengthened our capital position, liquidity reserves and refinancing sources and, thus, should be well prepared for further potential challenges caused by market turbulences and stricter regulatory rules. Due to the annual net income and the accelerated capital formation and de-risking activities, including measures taken in the NCOU, our Tier 1 capital ratio according to Basel 2.5 improved to a record level of 15.1 % and our Core Tier 1 capital ratio increased to 11.4 % as of December 31, 2012. The pro-forma Basel 3 fully-loaded Core Tier 1 capital ratio also increased substantially to 7.8 % up from less than 6 % in the preceding year and surpassed the communicated target of 7.2%, reflecting strong delivery on portfolio optimization and de-risking of non-core activities, as well as model and process enhancements.

Risk-weighted assets at year-end 2012 were € 334 billion, versus € 381 billion at year-end 2011, largely due to management actions aimed at de-risking our business. In the second half of 2012, we achieved a reduction in pro-forma Basel 3 risk-weighted asset equivalents of € 80 billion, versus our communicated target of € 90 billion for March 31, 2013.

Our liquidity reserves were in excess of € 230 billion as of December 31, 2012, including reserves held on a Postbank AG level, which contributed in excess of € 25 billion at year-end (December 31, 2011: € 223 billion, excluding Postbank).

Deutsche Bank	01 – Management Report	14
Financial Report 2012	Operating and Financial Review

Condensed Consolidated Statement of Income

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Net interest income	15,891	17,445	15,583	(1,554)	(9)	1,862	12

Provision for credit losses	1,721	1,839	1,274	(118)	(6)	565	44

Net interest income after provision for credit losses	14,170	15,606	14,309	(1,436)	(9)	1,297	9

Commissions and fee income	11,510	11,544	10,669	(34)	(0)	875	8

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354	2,541	83	(296)	(9)

Net gains (losses) on financial assets available for sale	301	123	201	178	145	(78)	(39)

Net income (loss) from equity method investments	159	(264)	(2,004)	423	N/M	1,740	(87)

Other income (loss)	281	1,322	764	(1,041)	(79)	558	73

Total noninterest income	17,850	15,783	12,984	2,067	13	2,799	22

Total net revenues[1]	32,020	31,389	27,293	631	2	4,096	15

Compensation and benefits	13,526	13,135	12,671	391	3	464	4

General and administrative expenses	15,016	12,657	10,133	2,359	19	2,524	25

Policyholder benefits and claims	414	207	485	207	100	(278)	(57)

Impairment of intangible assets	1,886	–	29	1,886	N/M	(29)	N/M

Restructuring activities	394	–	–	394	N/M	–	N/M

Total noninterest expenses	31,236	25,999	23,318	5,237	20	2,681	11

Income before income taxes	784	5,390	3,975	(4,606)	(85)	1,415	36

Income tax expense	493	1,064	1,645	(571)	(54)	(581)	(35)

Net income	291	4,326	2,330	(4,035)	(93)	1,996	86

Net income attributable to noncontrolling interests	54	194	20	(140)	(72)	174	N/M

Net income attributable to Deutsche Bank shareholders	237	4,132	2,310	(3,895)	(94)	1,822	79

N/M – Not meaningful

[1]	After provision for credit losses.

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Income

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Total interest and similar income	32,242	34,878	28,779	(2,636)	(8)	6,099	21

Total interest expenses	16,351	17,433	13,196	(1,083)	(6)	4,237	32

Net interest income	15,891	17,445	15,583	(1,554)	(9)	1,862	12

Average interest-earning assets[1]	1,241,791	1,174,201	993,780	67,590	6	180,421	18

Average interest-bearing liabilities[1]	1,120,540	1,078,721	933,537	41,819	4	145,184	16

Gross interest yield[2]	2.61%	2.97%	2.90%	(0.36) ppt	(12)	0.07 ppt	2

Gross interest rate paid[3]	1.48%	1.62%	1.41%	(0.14) ppt	(9)	0.21 ppt	15

Net interest spread[4]	1.14%	1.35%	1.48%	(0.21) ppt	(16)	(0.13) ppt	(9)

Net interest margin[5]	1.28%	1.49%	1.57%	(0.21) ppt	(14)	(0.08) ppt	(5)

ppt – Percentage points

[1]	Average balances for each year are calculated in general based upon month-end balances.
[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5]	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

The decrease in net interest income in 2012 of € 1.6 billion, or 9%, to € 15.9 billion compared to € 17.4 billion in 2011, was primarily driven by lower interest income on CB&S trading assets resulting from a lower interest rate environment and reduced asset volumes as well as by lower net interest income in the NCOU due to a

Deutsche Bank	01 – Management Report	15
Financial Report 2012	Operating and Financial Review

reduced asset base as a result of de-risking. The remaining decline was further impacted by lower interest income in PBC based on a decrease of Purchase Price Allocation (PPA) effects, following the acquisition of Postbank. These developments contributed to a tightening of our net interest spread by 21 basis points and to a decline in our net interest margin by 21 basis points.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We entered into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %

CB&S – Sales & Trading (equity)	998	312	375	686	N/M	(63)	(17)

CB&S – Sales & Trading (debt and other products)	4,491	4,337	4,392	154	4	(55)	(1)

Non-Core Operations Unit	(1,256)	(1,564)	(1,961)	308	(20)	397	(20)

Other	1,366	(27)	548	1,393	N/M	(575)	N/M

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	5,599	3,058	3,354	2,541	83	(296)	(9)

N/M – Not meaningful

Net gains on financial assets/liabilities at fair value through profit or loss increased by € 2.5 billion to € 5.6 billion for the full year 2012. The majority of the increase in net gains on financial assets/liabilities at fair value through profit or loss arose outside our Sales & Trading business. Special factors were mainly gains on remaining products held at fair value in CB&S arising from refinements in methodology used to calculate Debt Valuation Adjustments (DVA) on derivative liabilities, a decrease of fair value losses at Abbey Life in AWM and higher net gains in Consolidation & Adjustments (C&A) related to U.S. dollar/euro basis swaps designated as net investment hedges for capital investments in US entities. The increase of € 686 million of net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (equity) was due to volatile market conditions leading to an increase in client trading activities and resulting in higher revenues from equity derivatives as well as higher fair value gains in Prime Finance. The increase of € 154 million on net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (debt and other products) was mainly driven by higher Flow Credit revenues reflecting improved credit market conditions and higher Rates revenues driven by strong client activity. This was partially offset by lower revenues in Money Markets due to reduced volatility. The NCOU showed a decrease in net losses due to a smaller asset base as a result of de-risking activity and fair value movements on the non-core assets particularly in credit spreads.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division and by product within CB&S.

Deutsche Bank	01 – Management Report	16
Financial Report 2012	Operating and Financial Review

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Net interest income	15,891	17,445	15,583	(1,554)	(9)	1,862	12

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	5,599	3,058	3,354	2,541	83	(296)	(9)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937	987	5	1,566	8

Breakdown by Corporate Division/product: [1]

Sales & Trading (equity)	1,738	1,504	2,151	235	16	(648)	(30)
Sales & Trading (debt and other products)	8,212	8,107	9,102	105	1	(995)	(11)
Total Sales & Trading	9,951	9,611	11,253	340	4	(1,642)	(15)

Loan products [2]	337	353	171	(16)	(5)	182	106

Remaining products [3]	1,015	535	353	479	90	182	52

Corporate Banking & Securities	11,303	10,499	11,777	804	8	(1,278)	(11)

Global Transaction Banking	1,869	1,842	1,451	27	1	391	27

Asset & Wealth Management	1,451	991	1,179	460	46	(188)	(16)

Private & Business Clients	6,221	6,623	3,875	(403)	(6)	2,748	71

Non-Core Operations Unit	277	588	321	(311)	(53)	267	83

Consolidation & Adjustments	370	(40)	333	410	N/M	(373)	N/M

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937	987	5	1,566	8

N/M – Not meaningful

[1]

This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the corporate divisions’ total revenues by product please refer to Note 05 “Business Segments and Related Information”.

[2]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[3]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate Banking & Securities (CB&S). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were up € 340 million, or 4%, to € 10.0 billion in 2012 compared to € 9.6 billion in 2011. The increase in Sales & Trading (equity) in 2012 was primarily driven by Equity Derivatives revenues impacted by volatile market conditions. Another contributor to the increase in Sales & Trading (equity) was Equity Trading with higher net interest income due to market share gains resulting in higher volumes offsetting more difficult market conditions. In Sales & Trading (debt and other products) the main drivers for the increase of revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were higher Flow Credit revenues reflecting improved credit market conditions and higher Rates revenues driven by strong client activity. This was partially offset by lower revenues in Money Markets due to lower volatility. The increase of net gains in the remaining products held at fair value in CB&S arose from refinements in methodology used to calculate Debt Valuation Adjustments (DVA) on derivative liabilities.

Global Transaction Banking (GTB). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.9 billion in 2012, an increase of € 27 million, or 1%, compared to 2011. Net interest income increased compared to the prior year driven by strong performance across the GTB product spectrum and regions benefiting from strong volumes. The gain was offset by a decrease in the interest income of the commercial banking activities in the Netherlands, primarily due to the depressed interest rate environment.

Asset & Wealth Management (AWM). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.5 billion in 2012, an increase of € 460 million, or 46%, compared to 2011. The revenue growth from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss was mainly attributable to a net gain in Abbey Life offset in noninterest expenses.

Private & Business Clients (PBC). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.2 billion in 2012, a decrease of € 403 million,

Deutsche Bank	01 – Management Report	17
Financial Report 2012	Operating and Financial Review

or 6%, compared to 2011. The combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased primarily due to the aforementioned lower PPA effects as well as lower interest income at Postbank.

Non-Core Operations Unit (NCOU). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 277 million in 2012, a decrease of € 311 million, or 53%, compared to 2011. The main driver for the decrease of net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was the smaller asset base across all products in the NCOU as a result of de-risking activity and a reduction in fair value losses predominantly due to credit spread movements.

Consolidation & Adjustments (C&A). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 370 million in 2012, compared with a negative € 40 million in 2011. The increase in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit and loss was mainly a result of net trading revenues from U.S. dollar/euro basis swaps designated as net investment hedges for capital investments in US entities.

Provision for Credit Losses. Provision for credit losses recorded in 2012 decreased by € 118 million to € 1.7 billion. This decrease excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation of € 157 million and € 402 million in 2012 and 2011, respectively. The impact of such releases is reported as interest income on group level. Adjusted for this accounting effect, our provision for credit losses would be € 1.6 billion reflecting an increase of € 126 million compared to the prior year.

Remaining Noninterest Income

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Commissions and fee income[1]	11,510	11,544	10,669	(34)	(0)	875	8

Net gains (losses) on financial assets available for sale	301	123	201	178	145	(78)	(39)

Net income (loss) from equity method investments	159	(264)	(2,004)	423	N/M	1,740	(87)

Other income (loss)	281	1,322	764	(1,041)	(79)	558	73

Total remaining noninterest income	12,251	12,725	9,630	(474)	(4)	3,095	32

N/M – Not meaningful
[1] includes:
	2012	2011	2010	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:

Commissions for administration	453	491	491	(38)	(8)	–	–

Commissions for assets under management	2,733	2,760	2,833	(27)	(1)	(73)	(3)

Commissions for other securities business	240	207	205	33	16	2	1

Total	3,425	3,458	3,529	(33)	(1)	(71)	(2)

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:

Underwriting and advisory fees	1,893	1,783	2,148	110	6	(365)	(17)

Brokerage fees	1,526	1,882	1,725	(356)	(19)	157	9

Total	3,418	3,665	3,873	(247)	(7)	(208)	(5)

Fees for other customer services [2]	4,667	4,421	3,267	246	6	1,153	35

Total commissions and fee income	11,510	11,544	10,669	(34)	(0)	875	8

[2]	The increase from 2010 to 2011 includes commissions related to nonbanking activities of Postbank.

Deutsche Bank	01 – Management Report	18
Financial Report 2012	Operating and Financial Review

Commissions and fee income. Total Commissions and fee income was € 11.5 billion in 2012, a slight decrease of € 34 million compared to 2011. Advisory fees increased driven by Global Finance as well as by AWM Alternatives, reflecting increased deal activity. Underwriting fees were in line with 2011 with an increase in Rates and Credit Trading, reflecting higher corporate debt issuance, offset by lower fees from Equity Trading. Other customer services fees slightly increased mainly due to Trade Finance & Cash Management Corporates in GTB as well as Rates and Credit Trading in CB&S. Both Underwriting and advisory fees as well as Other customer services fees, however were offset by lower Brokerage fees, especially in PBC Products, due to muted client investment activities, and in Global Equities.

Net gains (losses) on financial assets available for sale. Net gains on financial assets available for sale were € 301 million in 2012, versus € 123 million in 2011.The net gain in 2012 mainly included gains on the sale of EADS shares of € 152 million and on the sale of the Structured Credit portfolio in the NCOU. These gains were partially offset by specific impairments and realized losses on sale from de-risking activity in the NCOU. The net gain in 2011 mainly included disposal gains of approximately € 485 million and a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, arising from the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake, partly offset by an impairment charge of € 527 million on Greek government bonds.

Net income (loss) from equity method investments. Net gains from equity method investments were € 159 mil-lion in 2012, versus a net loss of € 264 million in 2011. The net income in 2012 included a positive equity pick up of € 311 million from our investment in Hua Xia Bank, partly offset by an impairment charge of € 257 million related to Actavis Group. The net loss in 2011 included a positive equity pick-up of € 154 million related to our stake in Hua Xia Bank and an impairment charge of € 457 million related to Actavis Group.

Other income (loss). Other income was a gain of € 281 million in 2012 versus € 1.3 billion in 2011. The lower other income in 2012 was largely due to significant losses from derivatives qualifying for hedge accounting offset by revenues related to The Cosmopolitan of Las Vegas and Maher Terminals as well as income from the settlement of credit protection received from the seller related to acquired commercial banking activities in the Netherlands. In 2011, other income mainly included significant gains from derivatives qualifying for hedge accounting and revenues related to The Cosmopolitan of Las Vegas.

Deutsche Bank	01 – Management Report	19
Financial Report 2012	Operating and Financial Review

Noninterest Expenses

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Compensation and benefits	13,526	13,135	12,671	391	3	464	4

General and administrative expenses [1]	15,016	12,657	10,133	2,359	19	2,524	25

Policyholder benefits and claims	414	207	485	207	100	(278)	(57)

Impairment of intangible assets	1,886	–	29	1,886	N/M	(29)	N/M

Restructuring activities	394	–	–	394	N/M	–	N/M

Total noninterest expenses	31,236	25,999	23,318	5,237	20	2,681	11

N/M – Not meaningful
[1] includes:
	2012	2011	2010	in € m.	in %	in € m.	in %
IT costs	2,547	2,194	2,274	353	16	(80)	(4)

Occupancy, furniture and equipment expenses	2,115	2,072	1,679	43	2	393	23

Professional service fees	1,870	1,632	1,616	238	15	16	1

Communication and data services	907	849	785	58	7	64	8

Travel and representation expenses	518	539	554	(21)	(4)	(15)	(3)

Payment, clearing and custodian services	609	504	418	105	21	86	21

Marketing expenses	376	410	335	(34)	(8)	75	22

Consolidated investments	760	652	390	108	17	262	67

Other expenses	5,314	3,805	2,082	1,509	39	1,723	83

Total general and administrative expenses	15,016	12,657	10,133	2,359	19	2,524	25

N/M – Not meaningful

Compensation and benefits. In the full year 2012, compensation and benefits were up by € 391 million, or 3%, compared to 2011. Half of the increase in 2012 was attributable to variable compensation mainly due to a decrease in the deferral rate from 61 % to 47 % which led to an increase of the cash bonus component. This was partly offset by retention related costs based on a reduced deferred compensation charge for employees eligible for career retirement. The other significant driver of the increase was the negative impact of FX translation.

General and administrative expenses. General and administration expenses increased by € 2.4 billion, or 19%, from € 12.7 billion in 2011 to € 15.0 billion in 2012. The main driver for the increase were new litigation provisions as well as items related to the turnaround measures in the Bank’s commercial banking activities in the Netherlands; both shown in other expenses. Further increases resulted from higher IT costs, including the write-down of the technology platform NPP, higher depreciation on IT, and the new Magellan platform in PBC. Professional service fees increased due to higher legal costs relating to litigations and costs related to the strategic review in AWM. Higher costs in consolidated investments were driven by The Cosmopolitan of Las Vegas and Maher Terminals.

Policyholder benefits and claims. Policyholder benefits and claims in 2012 were € 414 million, an increase of € 207 million compared to the prior year. These are solely driven by insurance-related charges from the Abbey Life business. These costs are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

Impairment of intangible assets. In 2012, impairment charges on goodwill and other intangible assets were € 1.9 billion. They included impairments of € 1.2 billion for CB&S prior to re-segmentation. Post segmentation reviews resulted in further € 421 million of goodwill impairments in the newly established NCOU. Impairments of other intangible assets included € 202 million in AWM and € 73 million in GTB relating to commercial banking activities in the Netherlands.

Deutsche Bank	01 – Management Report	20
Financial Report 2012	Operating and Financial Review

Restructuring. Restructuring activities were € 394 million in 2012. Restructuring activities in 2012 led to lower Salary and Benefit costs in the fourth quarter 2012.

Income Tax Expense

In 2012, the income tax expense was € 493 million, which led to an effective tax rate of 63 % compared to an income tax expense of € 1.1 billion and an effective tax rate of 20 % in 2011. The current year’s effective tax rate was mainly impacted by expenses that are not deductible for tax purposes which include impairments of goodwill. The prior year’s effective tax rate primarily benefited from changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank.

Segment Results of Operations

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

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2012. Segment results were prepared in accordance with our management reporting systems.

2012 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management		Private & Business Clients	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues	15,648	4,006	4,466	[1]	9,541	1,058	34,719	(978)	33,741

Provision for credit losses	121	168	18		781	634	1,721	0	1,721

Total noninterest expenses	12,637	3,169	4,288		7,221	3,305	30,619	617	31,236
therein:
Policyholder benefits and claims	–	–	414		–	–	414	–	414
Restructuring activities	246	40	104		–	3	394	–	394
Impairment of intangible assets	1,174	73	202		15	421	1,886	–	1,886

Noncontrolling interests	17	–	0		16	33	66	(66)	–

Income (loss) before income taxes	2,874	669	160		1,524	(2,914)	2,313	(1,529)	784

Cost/income ratio	81%	79%	96%		76%	N/M	88%	N/M	93%

Assets[2]	1,475,090	77,378	68,408		282,603	97,265	2,000,744	11,585	2,012,329

Risk-weighted assets	124,939	27,093	12,451		72,695	80,295	317,472	16,133	333,605

Average active equity	18,236	3,012	5,888		11,865	10,189	49,191	5,929	55,120

Pre-tax return on average active equity	16%	22%	3%		13%	(29)%	5%	(26)%	1%

N/M – Not meaningful

[1]	Includes revenues in Abbey Life related to Policyholder benefits and claims of € 420 million offset in expenses.
[2]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.

Deutsche Bank	01 – Management Report	21
Financial Report 2012	Operating and Financial Review

2011 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management		Private & Business Clients		Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues	14,109	3,608	4,277	[1]	10,393		879	33,266	(38)	33,228

Provision for credit losses	90	158	22		1,185		385	1,840	(1)	1,839

Total noninterest expenses	10,341	2,411	3,313		7,128		2,554	25,746	253	25,999
therein:
Policyholder benefits and claims	–	–	207		–		–	207	–	207
Restructuring activities	–	–	–		–		–	–	–	–
Impairment of intangible assets	–	–	–		–		–	–	–	–

Noncontrolling interests	21	–	0		178		14	213	(213)	–

Income (loss) before income taxes	3,657	1,039	942		1,902	[2]	(2,074)	5,466	(77)	5,390

Cost/income ratio	73%	67%	77%		69%		N/M	77%	N/M	78%

Assets[3]	1,591,863	85,751	68,848		270,086		134,712	2,151,260	12,843	2,164,103

Risk-weighted assets	155,302	26,986	14,626		78,637		103,810	379,362	1,884	381,246

Average active equity	14,389	3,068	5,656		12,081		11,405	46,599	3,850	50,449

Pre-tax return on average active equity	25%	34%	17%		16%		(18)%	12%	(2)%	10%

N/M – Not meaningful

[1]	Includes revenues in Abbey Life related to Policyholder benefits and claims of € 178 million offset in expenses.
[2]	Includes a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).
[3]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.

2010 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking		Asset & Wealth Management		Private & Business Clients	Non-Core Operations Unit		Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues	16,282	3,379	[1]	4,520	[2]	6,048	(1,285)	[3]	28,944	(377)	28,567

Provision for credit losses	19	113		14		550	577		1,273	0	1,274

Total noninterest expenses	10,920	2,386		3,905		4,408	1,690		23,308	10	23,318
therein:
Policyholder benefits and claims	–	–		486		–	–		486	–	486
Restructuring activities	–	–		–		–	–		–	–	–
Impairment of intangible assets	–	29		–		–	–		29	–	29

Noncontrolling interests	21	–		(2)		8	(4)		24	(24)	–

Income (loss) before income taxes	5,321	880		603		1,082	(3,548)		4,339	(363)	3,975

Cost/income ratio	67%	71%		86%		73%	N/M		81%	N/M	82%

Assets[4]	1,314,556	67,621		66,334		276,878	168,397		1,893,785	11,844	1,905,630

Risk-weighted assets	139,216	26,996		15,051		87,031	75,228		343,522	2,683	346,204

Average active equity	13,320	2,416		5,277		3,174	9,318		33,505	7,848	41,353

Pre-tax return on average active equity	40%	36%		11%		34%	(38)%		13%	(5)%	10%

N/M – Not meaningful

[1]

Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010.

[2]	Includes revenues in Abbey Life related to Policyholder benefits and claims of € 511 million offset in expenses.
[3]	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million.
[4]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.

Deutsche Bank	01 – Management Report	22
Financial Report 2012	Operating and Financial Review

Corporate Divisions

Corporate Banking & Securities Corporate Division

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %

Net revenues:

Sales & Trading (debt and other products)	9,181	8,520	9,844	661	8	(1,324)	(13)

Sales & Trading (equity)	2,288	2,235	2,875	53	2	(640)	(22)

Origination (debt)	1,417	1,056	1,200	361	34	(144)	(12)

Origination (equity)	518	559	706	(41)	(7)	(147)	(21)

Advisory	590	621	573	(31)	(5)	48	8

Loan products	1,107	1,158	1,146	(51)	(4)	12	1

Other products	547	(39)	(62)	586	N/M	23	(37)

Total net revenues	15,648	14,109	16,282	1,539	11	(2,173)	(13)

Provision for credit losses	121	90	19	31	34	71	N/M

Total noninterest expenses	12,637	10,341	10,920	2,296	22	(579)	(5)
therein:
Restructuring activities	246	–	–	246	N/M	–	N/M
Impairment of intangible assets	1,174	–	–	1,174	N/M	–	N/M

Noncontrolling interests	17	21	21	(4)	(19)	–	–

Income (loss) before income taxes	2,874	3,657	5,321	(783)	(21)	(1,664)	(31)

Cost/income ratio	81%	73%	67%	–	8 ppt	–	6 ppt

Assets [1]	1,475,090	1,591,863	1,314,556	(116,773)	(7)	277,307	21

Risk-weighted assets	124,939	155,302	139,216	(30,363)	(20)	16,086	12

Average active equity [2]	18,236	14,389	13,320	3,847	27	1,069	8

Pre-tax return on average active equity	16%	25%	40%	–	(9) ppt	–	(15) ppt

N/M – Not meaningful

1	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
2	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

For the full year 2012, Sales & Trading (debt and other products) net revenues were € 9.2 billion, an increase of € 661 million, or 8%, despite a negative impact of € 186 million relating to Credit Valuation Adjustments (CVAs) in the fourth quarter 2012 due to a refinement in the calculation methodology and RWA mitigation. Revenues in Rates and Credit Flow Trading were significantly higher than the prior year, driven by significantly higher Flow Credit revenues reflecting improved credit market conditions, and by higher Rates revenues reflecting strong client activity, particularly in Europe. Revenues in Structured Finance were higher than the prior year, reflecting a strong client demand, particularly for CMBS products. In contrast, despite increased volumes, Foreign Exchange revenues were lower than the prior year as a result of margin compression. Revenues in Money Markets were lower than the prior year due to lower volatility. In Commodities and RMBS, revenues were lower compared to 2011. Revenues in Emerging Markets were in line with the prior year.

Sales & Trading (equity) generated revenues of € 2.3 billion in 2012, a slight increase compared to the prior year. Equity Derivatives revenues were significantly higher than the prior year which was negatively impacted by volatile market conditions. Equity Trading revenues were in line with the prior year with market share gains offsetting more difficult market conditions. In Prime Finance, revenues were lower than the prior year driven by lower margins.

Origination and Advisory revenues increased to € 2.5 billion, up € 289 million compared to the full year 2011. Deutsche Bank was ranked number five globally, by share of Corporate Finance fees, and number one in Europe. In Advisory revenues were down in comparison to the prior year. Deutsche Bank was ranked number six globally and number two in Europe. Debt Origination revenues increased due to corporate debt issuance, while Equity Origination revenues decreased, reflecting an industry wide decline in IPO activity in the first half of 2012. Deutsche Bank was ranked number five globally for Equity Origination, and number two in Europe. (All ranks from Dealogic unless otherwise stated).

For the full year 2012, net revenues from Other products were € 547 million, compared to negative € 39 million in 2011. The increase was driven by € 516 million relating to the impact of a refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities.

Deutsche Bank	01 – Management Report	23
Financial Report 2012	Operating and Financial Review

Noninterest expenses were € 12.6 billion, a substantial increase of € 2.3 billion compared to € 10.3 billion for the full year 2011. Approximately half of the increase related to the impairment of intangible assets. The increase also included € 315 million cost-to-achieve related to OpEx. Additionally, noninterest expenses were impacted by adverse foreign exchange rate movements and higher litigation related charges. These increases were partially offset by the absence of a specific charge of € 310 million for a German VAT claim in the prior year, and lower non-performance related compensation costs reflecting the implementation of OpEx.

Global Transaction Banking Corporate Division

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %

Net revenues:

Transaction services	4,006	3,608	3,163	398	11	445	14

Other products	–	–	216	–	N/M	(216)	N/M

Total net revenues	4,006	3,608	3,379	398	11	229	7

Provision for credit losses	168	158	113	10	7	45	40

Total noninterest expenses	3,169	2,411	2,386	758	31	25	1
therein:
Restructuring activities	40	–	–	40	N/M	–	N/M
Impairment of intangible assets	73	–	29	73	N/M	(29)	N/M

Noncontrolling interests	–	–	–	–	N/M	–	N/M

Income (loss) before income taxes	669	1,039	880	(370)	(36)	159	18

Cost/income ratio	79%	67%	71%	–	12 ppt	–	(4) ppt

Assets[1]	77,378	85,751	67,621	(8,373)	(10)	18,130	27

Risk-weighted assets	27,093	26,986	26,996	107	0	(10)	(0)

Average active equity[2]	3,012	3,068	2,416	(56)	(2)	652	27

Pre-tax return on average active equity	22%	34%	36%	–	(12) ppt	–	(3) ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

GTB’s results in 2012 included a net charge of € 534 million in the fourth quarter 2012, which limits the comparability of the financial performance to prior periods. This net charge included a litigation-related charge and measures related to the turn-around of the acquired commercial banking activities in the Netherlands, which comprised the settlement of the credit protection received from the seller, an impairment of an intangible asset as well as restructuring charges.

Net revenues increased significantly by € 398 million, or 11%, compared to 2011. The reporting period included a settlement payment related to the aforementioned turn-around in the Netherlands. The increase in the underlying business was driven by a strong performance across products and regions benefiting from strong volumes while interest rate levels continued to be low. Trade Finance profited from high demand for international trade and financing products. Trust & Securities Services further grew on the back of higher fee income especially in the Corporate Trust business in the U.S.. Cash Management continued to benefit from a sustained “flight-to-quality” trend, resulting in strong transaction volumes and higher deposit balances, as well as from liquidity management.

Provision for credit losses increased by € 10 million, or 7%, versus 2011, which was driven by the commercial banking activities acquired in the Netherlands. This was partly offset by lower provisions in the Trade Finance business.

Noninterest expenses were up € 758 million, or 31%, compared to 2011, mainly driven by the aforementioned turn-around measures as well as the litigation-related charge. Excluding these charges, noninterest expenses were above the prior-year level reflecting higher expenses related to compensation and to higher business activity. This was partly offset by the non-recurrence of higher amortization of an upfront premium paid for credit protection received in the prior year.

Deutsche Bank	01 – Management Report	24
Financial Report 2012	Operating and Financial Review

Income before income taxes decreased by € 370 million, or 36%, compared to 2011. The decrease resulted from the aforementioned turn-around measures as well as the litigation-related charge. Excluding this net charge, income before income taxes for the reporting period would have been well above the prior year.

Asset & Wealth Management Corporate Division

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %

Net revenues:

Discretionary portfolio/fund management	2,108	2,104	2,178	4	0	(74)	(3)

Advisory/brokerage	807	789	830	18	2	(41)	(5)

Credit products	411	393	378	18	5	15	4

Deposits and payment services	236	158	142	78	49	16	11

Other products	904	833	993	71	9	(160)	(16)

Total net revenues	4,466	4,277	4,520	189	4	(243)	(5)

Provision for credit losses	18	22	14	(4)	(20)	8	57

Total noninterest expenses	4,288	3,313	3,905	975	29	(592)	(15)
therein:
Policyholder benefits and claims	414	207	486	207	100	(279)	(57)
Restructuring activities	104	–	–	104	N/M	–	N/M
Impairment of intangible assets	202	–	–	202	N/M	–	N/M

Noncontrolling interests	0	0	(2)	–	N/M	2	N/M

Income (loss) before income taxes	160	942	603	(782)	(83)	339	56

Cost/income ratio	96%	77%	86%	–	19 ppt	–	(9) ppt

Assets[1]	68,408	68,848	66,334	(440)	(1)	2,514	4

Risk-weighted assets	12,451	14,626	15,051	(2,175)	(15)	(425)	(3)

Average active equity[2]	5,888	5,656	5,277	232	4	379	7

Pre-tax return on average active equity	3%	17%	11%	–	(14) ppt	–	5 ppt

Invested assets (in € bn.)[3]	944	912	936	32	3	(24)	(3)

Net new money (in € bn.)	(22)	(7)	(2)	(15)	N/M	(5)	N/M

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues increased slightly by € 189 million, or 4%, compared to € 4.3 billion in 2011, reflecting a € 207 million increase in revenues from Other products from mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, offset in noninterest expenses. This effect was partly offset by € 46 million in RREEF driven by gains on sales in 2011, € 51 million due to reduced demand for hedge fund products and € 37 million due to lower management fees. Revenues from deposits and payment services increased substantially, reflecting various product initiatives targeting stable funding. Advisory/brokerage revenues and revenues from credit products both improved in the Wealth Management businesses due to continued business growth and increased assets under management.

Noninterest expenses were up € 975 million, or 29%, compared to 2011 mainly due to the aforementioned effect related to Abbey Life, € 202 million of impairments related to Scudder, € 90 million of IT-related impairments, € 104 million in costs-to-achieve related to OpEx, costs incurred from the strategic review and litigation-related charges.

Invested assets in AWM were € 944 billion as of December 31¸2012, an increase of €32 billion versus December 31, 2011, mainly driven by market appreciation of € 55 billion and transfers of € 7 billion from Postbank, partly offset by outflows of € 22 billion and foreign currency movements of € 7 billion. The private bank attracted inflows of € 15 billion for the year offset by outflows in asset management, particularly from the institutional business which was impacted by the strategic review.

Deutsche Bank	01 – Management Report	25
Financial Report 2012	Operating and Financial Review

Private & Business Clients Corporate Division

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Net revenues:

Discretionary portfolio/fund management	213	251	313	(38)	(15)	(62)	(20)

Advisory/brokerage	860	914	887	(54)	(6)	27	3

Credit products	2,149	2,099	2,117	50	2	(18)	(1)

Deposits and payment services	2,064	2,085	1,962	(21)	(1)	123	6

Other products	4,255	5,044	769	(789)	(16)	4,275	N/M

Total net revenues	9,541	10,393	6,048	(852)	(8)	4,345	72

Provision for credit losses	781	1,185	550	(404)	(34)	635	115

Total noninterest expenses	7,221	7,128	4,408	93	1	2,720	62
therein:
Impairment of intangible assets	15	–	–	15	N/M	–	N/M

Noncontrolling interests	16	178	8	(162)	(91)	170	N/M

Income (loss) before income taxes	1,524	1,902	1,082	(378)	(20)	820	76

Cost/income ratio	76%	69%	73%	–	7 ppt	–	(4) ppt

Assets[1]	282,603	270,086	276,878	12,517	5	(6,792)	(2)

Risk-weighted assets	72,695	78,637	87,031	(5,942)	(8)	(8,394)	(10)

Average active equity[2]	11,865	12,081	3,174	(216)	(2)	8,907	N/M

Pre-tax return on average active equity	13%	16%	34%	–	(3) ppt	–	(18) ppt

Invested assets (in € bn.)[3]	293	296	297	(3)	(1)	(1)	(0)

Net new money (in € bn.)	(10)	8	2	(18)	N/M	6	N/M

Breakdown of PBC by business

Advisory Banking Germany:

Net revenues	3,847	3,873	4,062	(26)	(1)	(189)	(5)

Provision for credit losses	173	268	357	(95)	(36)	(89)	(25)

Noninterest expenses	3,204	3,031	3,038	173	6	(7)	(0)

Income before income taxes	470	574	666	(104)	(18)	(92)	(14)

Advisory Banking International:

Net revenues	1,971	1,996	1,526	(25)	(1)	470	31

Provision for credit losses	211	176	177	35	20	(1)	(1)

Noninterest expenses	1,217	1,195	1,104	22	2	91	8

Income before income taxes	543	626	245	(83)	(13)	381	156

Consumer Banking Germany:

Net revenues	3,723	4,523	460	(800)	(18)	4,063	N/M

Provision for credit losses	397	742	16	(345)	(47)	726	N/M

Noninterest expenses	2,800	2,902	266	(102)	(4)	2,636	N/M

Noncontrolling interests	15	178	7	(163)	(91)	171	N/M

Income before income taxes	511	702	171	(191)	(27)	531	N/M

N/M – Not meaningful

1	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues decreased by € 852 million, or 8%, versus 2011, mainly driven by the non-recurrence of a positive one-time effect of € 263 million related to our stake in Hua Xia Bank in 2011 and negative impact from purchase price allocation on Postbank in Consumer Banking Germany. The remaining revenue de- crease in other products was related to a low interest rate environment and lower revenues from invest- ment securities due to a targeted accelerated reduction of risk positions. Advisory/brokerage revenues decreased by € 54 million, or 6%, and revenues from discretionary portfolio management/fund management decreased by € 38 million, or 15%, mainly in Advisory Banking Germany, driven by muted client investment activity. Revenues from deposits and payment services decreased slightly by € 21 million, or 1%, driven by lower margins. Credit products increased by € 50 million, or 2%, mainly in Advisory Banking International, driven by both higher margins and volumes.

Deutsche Bank	01 – Management Report	26
Financial Report 2012	Operating and Financial Review

Provision for credit losses was € 781 million, down from € 1,185 million for 2011, mainly driven by Consumer Banking Germany. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income. Excluding Consumer Banking Germany, provision for credit losses further decreased, primarily attributable to lower provisions in Advisory Banking Germany reflecting an improved portfolio quality.

Noninterest expenses increased by € 93 million, or 1%, compared to 2011 driven by higher costs-to-achieve of € 133 million, related to Postbank integration and to OpEx.

Invested assets were down mainly driven by € 10 billion net outflows, mostly in deposits, partly offset by € 7 billion market appreciation.

Non-Core Operations Unit Corporate Division

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Net revenues	1,058	879	(1,285)	179	20	2,164	N/M

Provision for credit losses	634	385	577	249	65	(192)	(33)

Total noninterest expenses	3,305	2,554	1,690	751	29	864	51
therein
Restructuring activities	3	–	–	3	N/M	–	N/M
Impairment of intangible assets	421	–	–	421	N/M	–	N/M

Noncontrolling interests	33	14	(4)	19	136	18	N/M

Income (loss) before income taxes	(2,914)	(2,074)	(3,548)	(840)	40	1,474	(42)

Assets[1]	97,265	134,712	168,397	(37,447)	(28)	(33,685)	(20)

Risk-weighted assets	80,295	103,810	75,228	(23,515)	(23)	28,582	38

Average active equity[2]	10,189	11,405	9,318	(1,216)	(11)	2,087	22

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues increased by € 179 million, or 20%, compared to 2011. Net revenues in the NCOU are driven by the timing and nature of specific items. In 2012 such specific items included negative effects related to refinements of the CVA methodology of € 203 million, mortgage repurchase costs of € 233 million, losses from sales of capital intensive securitization positions and various impairments. Revenues in 2011 were impacted by impairment charges of € 457 million related to Actavis Group as well as impairments on Greek Government bonds.

Provision for credit losses increased by € 249 million, or 65%, in comparison to 2011 mainly due to higher provisions in relation to IAS 39 reclassified assets.

Noninterest expenses increased by € 751 million, or 29%, compared to 2011. The increase was mainly driven by specific items such as litigation charges, settlement costs and impairments. While 2012 included € 421 million impairment of intangible assets, 2011 was impacted by a € 135 million property related impairment charge, € 97 million related to BHF-BANK and additional settlement costs.

Consolidation & Adjustments

For a discussion of C&A to our business segment results see Note 05 “Business Segments and Related Information” to the consolidated financial statements.

Deutsche Bank	01 – Management Report	27
Financial Report 2012	Operating and Financial Review

Operating Results (2011 vs. 2010)

Net Interest Income

Net interest income in 2011 was € 17.4 billion, an increase of € 1.9 billion, or 12%, versus 2010. The improvement was primarily driven by the consolidation of Postbank. This also led to an increase in average interest-earning assets and average interest-bearing liabilities. Excluding Postbank, increased cost of funding due to higher spreads and lower net interest income on trading positions in CB&S would have led to lower net interest income, resulting in lower net interest margin.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The decrease of net gain on financial assets/liabilities at fair value through profit or loss of € 296 million was mainly in Sales & Trading (debt and other products). This decrease was mainly driven by significantly lower revenues in Flow Credit, reflecting weakened credit markets and lower client volumes across the industry. The reduced losses in the NCOU were due to reduced losses from trading revenues. The decrease of net gains on financial assets/liabilities at fair value through profit or loss in Other product categories was mainly driven by absence of mark-to-market losses on new loans and loan commitments held at fair value from Loan products, which were recorded in 2010, and higher losses in Abbey Life in AWM 2011.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Corporate Banking & Securities (CB&S). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 9.6 billion in 2011, compared to € 11.3 billion in 2010. In Sales & Trading (debt and other products) the main drivers for the decrease were significantly lower revenues in Flow Credit, reflecting weakened credit markets and lower client volumes across the industry. In Sales & Trading (equity) revenues were lower than 2010, mainly in Cash Trading, which was negatively impacted by the deterioration in equity markets during 2011, and in Equity Derivatives, due to a more challenging environment and lower client activity. The increase of € 182 million in remaining products was driven by several items, including positive effects from derivatives not qualifying for hedge accounting.

Global Transaction Banking (GTB). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 391 million, compared to 2010. The increase was attributable mainly to Transaction services and included effects from the acquisition of commercial banking activities from ABN AMRO in the Netherlands.

Asset & Wealth Management (AWM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.0 billion in 2011, a decrease of € 188 million, or 16%, compared to 2010. The decrease was fully attributable to the Exchange Traded Funds (ETF) business, reallocated from CB&S to AWM in 2012, and the reassignment of the Sal. Oppenheim workout credit portfolio to NCOU.

Private & Business Clients (PBC). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.6 billion in 2011, an increase of € 2.7 billion, or 71%, compared to 2010. The increase was mainly driven by the first-time consolidation of Postbank. In addition, the increase included higher net interest income from Deposits and Payment services, resulting from increased deposit volumes, partly offset by decreases in net interest income from Credit Products. The reassignment of the Postbank structured credit portfolio and of assets and liabilities in run-off to NCOU led to an overall lower increase.

Deutsche Bank	01 – Management Report	28
Financial Report 2012	Operating and Financial Review

Non-Core Operations Unit (NCOU). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 588 million in 2011, an increase of € 267 million compared to € 321 million in 2010. The main driver for the increase was the transfer of the exposure in Actavis Group from CB&S to the former CI at the beginning of 2011.

Consolidation & Adjustments (C&A). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 40 million in 2011, compared to € 333 million in 2010. The decrease mainly resulted from positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. Partly offsetting was higher net interest income on non-divisionalized assets and liabilities, including taxes.

Provision for Credit Losses

Provision for credit losses was € 1.8 billion for the full year 2011 versus € 1.3 billion in 2010. The increase was mainly attributable to Postbank, which contributed € 761 million for the year. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of € 402 million. The impact of such releases is reported as net interest income on the group level. Excluding Postbank, provisions were down € 139 million primarily reflecting improved performance in the PBC Clients Advisory Banking Germany and Advisory Banking International.

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

Net gains (losses) on financial assets available for sale. The net gains were € 123 million in 2011, versus € 201 million in 2010. The net gains in 2011 mainly included disposal gains of approximately € 485 million and a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake, partly offset by impairments of € 527 million on Greek government bonds.

Net income (loss) from equity method investments. Net loss from equity method investments was € 264 mil-lion in 2011 versus a net loss of € 2.0 billion in 2010. The net loss in 2011 included an impairment charge of € 457 million related to Actavis Group, partly offset by a positive equity pick-up related to our stake in Hua Xia Bank.

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

Deutsche Bank	01 – Management Report	29
Financial Report 2012	Operating and Financial Review

General and administrative expenses. General and administrative expenses increased by € 2.5 billion versus 2010, reflecting € 1.4 billion from our acquisitions. Also contributing to the increase were specific charges in CB&S (€ 655 million litigation-related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim). In addition, general and administrative expenses increased due to higher costs related to our consolidated investments, mainly The Cosmopolitan of Las Vegas (including an impairment charge on the property of € 135 million), and the first time consideration of € 247 million for bank levies, predominantly in Germany and the UK. These increases were partly offset by savings resulting from the complexity reduction program and from the further integration of Corporate & Investment Banking (CIB), including lower IT costs in comparison to 2010.

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

Income Tax Expense

In 2011, the income tax expense was € 1.1 billion, which led to an effective tax rate of 20 % compared to an income tax expense of € 1.6 billion and an effective tax rate of 41 % in 2010. This development was due to changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank.

Results of Operations by Segment (2011 vs. 2010)

Corporate Banking & Securities Corporate Division

Sales & Trading (debt and other products) net revenues decreased due to significantly lower revenues in Rates and Credit Flow Trading, predominantly in Flow Credit, reflecting weakened credit markets, lower client volumes across the industry, and reduced liquidity especially in the latter half of 2011. The aforementioned revenue decrease in Rates was due to lower flow client volumes as a result of market uncertainty. Structured Finance revenues were solid and in line with prior year, reflecting demand for restructuring capabilities. Emerging Markets revenues were lower than 2010 primarily due to lower flow client volumes as a result of market uncertainty. RMBS revenues were significantly higher than the prior year as a result of successful business realignment. Money Markets revenues increased, driven by strong client activity and volatile markets. Foreign Exchange revenues were very strong, with record annual client volumes offsetting lower margins. Commodities delivered record annual revenues despite a challenging environment, reflecting successful strategic investment.

Sales & Trading (equity) revenues decreased due to a more difficult market environment, with higher volatility and declining markets impacting client sentiment and activity, especially in Europe, which accounts for a high proportion of our business. Cash Trading revenues were lower due to the impact of the deterioration in equity markets during 2011 and lower client activity in Europe. Equity Derivatives revenues were lower as a result of a more challenging environment and lower client activity, although record revenues were achieved in the U.S. Prime Finance revenues were slightly lower reflecting reduced levels of client leverage, partially offset by our strong market position.

Noninterest expenses decreased, primarily driven by lower compensation expenses and efficiency savings partly offset by higher litigation related expenses, and a specific charge of € 310 million relating to the impairment of a German VAT claim.

Income before income taxes decreased driven by the aforementioned revenue effects and partly offset by lower noninterest expenses.

Deutsche Bank	01 – Management Report	30
Financial Report 2012	Operating and Financial Review

Global Transaction Banking Corporate Division

Net revenues increased driven by a performance on record levels across all businesses with growth in fee and interest income. 2010 included € 216 million related to negative goodwill from the acquisition of commercial banking activities in the Netherlands. Trust & Securities Services profited from improved market conditions in the custody and depositary receipt business. Trade Finance further capitalized on high demand for international trade products and financing. In Cash Management, revenues increased on the basis of higher fees from strong payment volumes as well as higher net interest income mainly driven by slightly improved interest rate levels in Asia and the Euro area compared to the prior year period.

Provision for credit losses increased mainly due to the commercial banking activities acquired in the Netherlands.

Noninterest expenses increased slightly mainly driven by the aforementioned acquisition in the second quarter 2010, including higher expenses related to the amortization of an upfront premium paid for credit protection received and higher insurance-related expenses, partially offset by the non-recurrence of significant severance charges which related to specific measures associated with the realignment of infrastructure areas and sales units and the impact of an impairment of intangible assets in 2010.

Asset & Wealth Management Corporate Division

Net revenues decreased due to € 279 million effects from mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses. Revenues from other products overall decreased, including the aforementioned effect which was partly compensated by € 72 million in alternative assets and € 46 million in Sal. Oppenheim. Revenues from discretionary portfolio management/fund management decreased reflecting the reduced asset base and performance fees resulting from negative market conditions especially in the second half of 2011. Revenues from advisory/brokerage decreased driven by negative market conditions. In contrast, revenues from deposits and payment services increased. Reflecting higher deposit volumes resulting from dedicated product initiatives. Furthermore, revenues from credit products improved across all Wealth Management units partly offset by Sal. Oppenheim.

Noninterest expenses decreased, mainly influenced from the above mentioned effects related to Abbey Life, € 144 million from Sal. Oppenheim, reflecting the successful integration into Deutsche Bank, and lower expenses in Active mostly facilitated by measures to improve platform efficiency.

Invested assets declined due to an impact of € 26 billion from market depreciation and € 7 billion net outflows, partly offset by € 9 billion due to foreign currency movements.

Private & Business Clients Corporate Division

The increase in net revenues is mainly attributable to the consolidation of Postbank, which began on December 3, 2010, and contributed revenues of € 4.5 billion in 2011, compared to € 460 million in 2010. In 2011 revenues from other products also included € 62 million impairments on Greek government bonds in Advisory Banking Germany as well as a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake. Revenues from deposits and payment services increased, largely driven by higher volumes in Advisory Banking Germany. Advisory/brokerage revenues increased while revenues from discretionary portfolio management/fund management revenues decreased mainly in Advisory Banking Germany due to the challenging environment. Credit products revenues were down with negative effects from lower margins overcompensating revenue increases due to higher volumes in both Advisory Banking Germany and Advisory Banking International.

Deutsche Bank	01 – Management Report	31
Financial Report 2012	Operating and Financial Review

Provision for credit losses was € 1.2 billion, of which € 742 million related to Postbank. This number excludes releases from Postbank-related loan loss allowance recorded prior to consolidation of € 402 million. The impact of such releases is reported as net interest income. Excluding Postbank, provisions for credit losses were € 444 million, down € 91 million compared to 2010. The decrease was driven by Advisory Banking Germany.

The increase in noninterest expenses is predominantly driven by Consumer Banking Germany reflecting the consolidation of Postbank. Excluding the Consumer Banking Germany related increase, noninterest expenses were up by € 84 million, mainly resulting from higher costs-to-achieve related to Postbank integration.

Income before income taxes improved due to Consumer Banking Germany and Advisory Banking International.

Invested assets were € 296 billion, down € 1 billion compared to 2010. This was mainly driven by € 9 billion due to market depreciation, partly offset by € 8 billion net inflows, mainly in deposits.

Non-Core Operations Unit Corporate Division

Net revenues increased compared to 2010, including revenues from our exposure to Actavis Group as well as investments in BHF-BANK, Maher Terminals and The Cosmopolitan of Las Vegas which were partly reduced by impairment charges of € 457 million related to Actavis Group as well as impairments on Greek Government bonds. Net revenues in 2010 were mainly impacted by a charge of € 2.3 billion from our investment in Postbank.

Provision for credit losses decreased due to an improvement in Consumer Finance Business portfolio and lower provisions required in relation to IAS 39 reclassified assets.

The increase in noninterest expenses is mainly caused by the start of operations at The Cosmopolitan of Las Vegas at the end of 2010 and non-core business of Postbank, which was consolidated in December 2010, as well as a specific impairment charge on The Cosmopolitan of Las Vegas property and ongoing litigation and settlement costs.

Loss before income taxes decreased mainly due to revenues impacted by the aforementioned Postbank investment.

Consolidation & Adjustments

For a discussion of C&A to our business segment results see Note 05 “Business Segments and Related Information” to the consolidated financial statements.

Deutsche Bank	01 – Management Report	32
Financial Report 2012	Operating and Financial Review

Financial Position

			2012 increase (decrease) from 2011
in € m.	Dec 31, 2012	Dec 31, 2011	in € m.	in %

Cash and due from banks	27,885	15,928	11,957	75

Interest-earning deposits with banks	119,548	162,000	(42,452)	(26)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	60,517	57,110	3,407	6

Trading assets	245,538	240,924	4,614	2

Positive market values from derivative financial instruments	768,316	859,582	(91,266)	(11)

Financial assets designated at fair value through profit or loss	187,027	180,293	6,734	4
thereof: Securities purchased under resale agreements	124,987	117,284	7,703	7
thereof: Securities borrowed	28,304	27,261	1,043	4

Loans	397,279	412,514	(15,235)	(4)

Brokerage and securities related receivables	97,295	122,810	(25,515)	(21)

Remaining assets	108,924	112,942	(4,018)	(4)

Total assets	2,012,329	2,164,103	(151,774)	(7)

Deposits	577,202	601,730	(24,528)	(4)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	39,253	43,400	(4,147)	(10)

Trading liabilities	54,914	63,886	(8,972)	(14)

Negative market values from derivative financial instruments	752,706	838,817	(86,111)	(10)

Financial liabilities designated at fair value through profit or loss	109,166	118,318	(9,152)	(8)
thereof: Securities sold under repurchase agreements	82,267	93,606	(11,339)	(12)
thereof: Securities loaned	8,443	3,697	4,746	128

Other short-term borrowings	69,060	65,356	3,704	6

Long-term debt	158,097	163,416	(5,319)	(3)

Brokerage and securities related payables	128,010	139,733	(11,723)	(8)

Remaining liabilities	69,511	74,787	(5,276)	(7)

Total liabilities	1,957,919	2,109,443	(151,524)	(7)

Total equity	54,410	54,660	(250)	(0)

Movements in Assets

The overall decrease of € 152 billion compared to December 31, 2011 was largely related to a € 91 billion reduction in positive market values from derivatives, primarily driven by yield curve changes, tightening credit spreads, maturing trades as well as the strengthening Euro against major currencies.

The € 12 billion increase in cash and due from banks and the € 42 billion decrease in interest earning deposits with banks reflect our liquidity management activities during the year, including the reduction in our discretionary wholesale funding liabilities.

Brokerage and securities related receivables were down by € 26 billion compared to December 31, 2011, due to extraordinary low trading volumes over the year-end 2012.

During 2012, loans declined by € 15 billion, primarily from managed reductions in our NCOU.

Foreign exchange rate movements (included in numbers above), in particular of the U.S. dollar and Japanese yen versus the euro, contributed € 25 billion to the decrease of our balance sheet during 2012.

Movements in Liabilities

Total liabilities decreased by € 152 billion over the year 2012, with a € 86 billion reduction in negative market values from derivatives representing the major driver, primarily due to the same reasons driving the reduction in positive market values from derivatives as outlined above.

Deposits were down by € 25 billion, largely impacted by (i) an alignment within the Group of cash/margin collateral received resulting in a € 17 billion reclassification out of deposits into brokerage and securities related payables as of year-end 2012, and (ii) a reduction in discretionary wholesale funding liabilities, partially offset by an increase in retail and transaction banking deposits.

Deutsche Bank	01 – Management Report	33
Financial Report 2012	Operating and Financial Review

The € 12 billion decrease in brokerage and securities related payables reflects extraordinary low trading volumes over the year 2012, partially offset by the above mentioned reclassification out of deposits.

Equity

Total equity decreased by € 250 million between 2011 and 2012. The main factors contributing to this development were noncontrolling interests which decreased by € 863 million, the cash dividend paid to Deutsche Bank shareholders of € 689 million and actuarial gains (losses) which decreased by € 452 million. These negative effects were mostly offset by a decrease of € 763 million in Treasury shares, which are deducted from equity, the increase of accumulated other comprehensive income of € 688 million and net income attributable to Deutsche Bank shareholders, which amounted to € 237 million. The increase in accumulated other comprehensive income was mainly a result of unrealized net gains on financial assets available for sale of € 1.1 billion that were partly offset by negative effects from exchange rate changes of € 423 million namely related to the U.S. dollar. Unrealized net gains on financial assets available for sale were mainly related to improved market prices of debt securities from European issuers. The decrease in noncontrolling interests was mainly driven by the exercise of Deutsche Post’s put option on Postbank’s shares in February 2012 and by the conclusion of a domination and profit and loss transfer agreement with Postbank in the second quarter 2012.

Regulatory Capital

The calculation of our regulatory capital as of December 31, 2012 is based on the “Basel 2.5”-framework as implemented by the Capital Requirements Directive 3 into the German Banking Act and the Solvency Regulation. Our Total regulatory capital (Tier 1 and Tier 2 capital) reported under Basel 2.5 was € 57.0 billion at the end of 2012 compared to € 55.2 billion at the end of 2011. Tier 1 capital increased to € 50.5 billion at the end of 2012 versus € 49.0 billion at the end of 2011. As of December 31, 2012, Common Equity Tier 1 (formerly referred to as Core Tier 1) capital increased to € 38.0 billion from € 36.3 billion at the end of 2011. The increase in both levels of Tier 1 capital primarily reflected reduced capital deduction items.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of December 31, 2012 and December 31, 2011 the carrying value of reclassified assets was € 17.0 billion and € 22.9 billion, respectively, compared with a fair value of € 15.4 billion and € 20.2 billion as of December 31, 2012 and December 31, 2011, respectively. These assets are held in the NCOU.

Please refer to Note 14 “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

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

Deutsche Bank	01 – Management Report	34
Financial Report 2012	Operating and Financial Review

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

The ratings in the tables below are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2012				Dec 31, 2011
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
Other subprime	112	47	(11)	36	124	65	(20)	45
Alt-A	3,011	1,181	(191)	990	3,662	1,608	(353)	1,255

Total AA Monolines	3,123	1,228	(202)	1,026	3,786	1,673	(373)	1,300

Other Monoline exposure	Dec 31, 2012				Dec 31, 2011
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
TPS-CLO	2,441	575	(101)	474	2,721	786	(201)	585
CMBS	1,092	2	–	2	1,113	26	(3)	23
Corporate single name/Corporate CDO	–	–	–	–	–	–	–	–
Student loans	297	29	(3)	26	303	56	(13)	43
Other	882	274	(127)	147	922	305	(111)	194

Total AA Monolines	4,712	880	(231)	649	5,059	1,173	(328)	845

Non Investment Grade Monolines:
TPS-CLO	455	147	(40)	107	547	199	(89)	110
CMBS	3,377	92	(28)	64	3,539	211	(42)	169
Corporate single name/Corporate CDO	12	–	–	–	2,062	2	–	2
Student loans	1,284	534	(170)	364	1,325	587	(189)	398
Other	1,084	185	(66)	119	1,076	213	(89)	124

Total Non Investment Grade Monolines	6,212	958	(304)	654	8,549	1,212	(409)	803

Total	10,924	1,838	(535)	1,303	13,608	2,385	(737)	1,648

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2012 and December 31, 2011, the exposure on wrapped bonds related to U.S. residential mortgages was € 11 million and € 52 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 40 million and € 46 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2012 and December 31, 2011 the total Credit Valuation Adjustment held against monoline insurers was € 737 million and € 1,109 million respectively.

Deutsche Bank	01 – Management Report	35
Financial Report 2012	Operating and Financial Review

Special Purpose Entities and Off Balance Sheet Arrangements

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

Total Assets in Consolidated SPEs

Dec 31, 2012	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	79	8,433	12	16	8,540

Group sponsored securitizations	1,889	344	1,100	4	70	3,407

Third party sponsored securitizations	485	–	469	13	132	1,099

Repackaging and investment products	4,287	1,038	84	348	257	6,014

Mutual funds	4,115	–	–	493	8	4,616

Structured transactions	357	104	1,151	44	182	1,838

Operating entities	2,638	4,070	3,023	55	3,239	13,025

Other	215	333	499	31	343	1,421

Total	13,986	5,968	14,759	1,000	4,247	39,960

1	Fair value of derivative positions is € 218 million.

Dec 31, 2011	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	39	10,998	1	33	11,071

Group sponsored securitizations	2,044	191	1,169	3	48	3,455

Third party sponsored securitizations	–	–	493	14	156	663

Repackaging and investment products	5,032	971	207	606	409	7,225

Mutual funds	3,973	–	–	1,934	566	6,473

Structured transactions	2,425	43	3,748	22	334	6,572

Operating entities	2,116	3,879	3,228	102	3,439	12,764

Other	114	239	329	84	548	1,314

Total	15,704	5,362	20,172	2,766	5,533	49,537

[1]	Fair value of derivative positions is € 580 million.

Deutsche Bank	01 – Management Report	36
Financial Report 2012	Operating and Financial Review

Group Sponsored ABCP Conduits

The Group sets up, sponsors and administers asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets. We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 9.3 billion and € 11.6 billion as of December 31, 2012 and December 31, 2011, of which we held € 393 million and € 2.5 billion, respectively.

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits has decreased due to the repayment of certain transactions and the sale of loans to other entities within the Group.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2012 and December 31, 2011 was € 3.4 billion and € 3.1 billion, respectively.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. The increase in the total assets of these SPEs is mainly due to the consolidation of certain Collateralized Mortgage Obligations in the period. As of December 31, 2012 and December 31, 2011 the fair value of our retained exposure in these securitizations was € 1.0 billion and € 0.6 billion, respectively.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards inherent in the repackaging entity. Risks and rewards inherent in the repackaging entity may include price movements of the underlying asset for equity, credit, interest rate and other risks and the potential variability arising from those risks. Our consolidation assessment considers the exposures that both Deutsche Bank and the investor(s) have in relation to the repackaging entity via derivatives and other instruments. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. The decrease in total assets of € 1.2 billion is mainly driven by the repayment of certain facilities in the period. In addition to the assets of consolidated repackaging vehicles shown in the table the nominal value of the total assets in non-consolidated repackaging vehicles was € 33 billion and € 35 billion as December 31, 2012 and December 31, 2011 respectively.

Deutsche Bank	01 – Management Report	37
Financial Report 2012	Operating and Financial Review

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. We are not contractually obliged to support these funds and have not done so during 2012. During 2012 the amount of assets held in consolidated funds decreased by € 1.9 billion. This movement was predominantly due to client money outflows during the period.

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions. The total assets decreased by € 4.7 billion during 2012 due to the unwinding of certain trades.

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

Exposure to Non-consolidated SPEs

We do not consolidate all the SPEs that we transact with but we may have exposure to non-consolidated SPEs through certain arrangements. These arrangements include the provision of sponsorship for commercial paper conduits, finance-related support to third party conduits, liquidity facilities, repurchase and loan commitments and guarantees. These arrangements are discussed in greater detail below.

in € bn.	Dec 31, 2012	Dec 31, 2011
Maximum unfunded exposure by category:

Group sponsored ABCP conduits	0.8	1.2

Third party ABCP conduits	1.8	1.9

Third party sponsored securitizations
U.S.	1.4	1.6
non-U.S.	1.9	1.4

Guaranteed mutual funds[1]	9.5	9.8

Real estate leasing funds	0.7	0.7

[1]	Notional amount of the guarantees.

Deutsche Bank	01 – Management Report	38
Financial Report 2012	Operating and Financial Review

Group Sponsored ABCP Conduits

We sponsor and administer four ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2012 and December 31, 2011 they had assets totaling € 0.6 billion and € 1.0 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

Our exposure to these entities is limited to the committed liquidity facilities totaling € 0.8 billion as of December 31, 2012 and € 1.2 billion as of December 31, 2011. None of these facilities have been drawn. The decrease in the liquidity facilities has been due to the maturity and reduction of certain facilities during the period. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As of December 31, 2012 we did not hold material amounts of commercial paper or notes issued by these conduits.

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2012 and 2011, the notional amount of undrawn facilities provided by us was € 1.8 billion and € 1.9 bil-lion, respectively. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

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

Deutsche Bank	01 – Management Report	39
Financial Report 2012	Operating and Financial Review

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2012 and December 31, 2011 was € 7.0 billion and € 8.2 billion, respectively, of which € 3.6 billion and € 5.2 billion had been drawn and € 3.3 billion and € 3.0 billion were still available to be drawn as detailed in the table. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 32 million as of December 31, 2012. As of December 31, 2012, these non-consolidated funds had € 10.9 billion assets under management and provided guarantees of € 9.5 billion. As of December 31, 2011, assets of € 10.6 billion and guarantees of € 9.8 billion were reported.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As of December 31, 2012 and December 31, 2011 the notional amount of the guarantees was € 476 million and € 501 million respectively, and the notional of the put options was € 228 million and € 239 million respectively. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to the Risk Report. Additional information is also included in Note 30 “Credit related Commitments and Contingent Liabilities”.

As of January 1, 2013 the Group has adopted the requirements of IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities.” IFRS 12 requires the Group to provide more comprehensive disclosures related to the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a result the disclosure requirements by IFRS 12 will be made in the notes to the financial statements as of year-end 2013. For further information, see Note 03 “Recently Adopted and New Accounting Pronouncements”.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report.

Deutsche Bank	01 – Management Report	40
Financial Report 2012	Operating and Financial Review

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	41
Financial Report 2012	Operating and Financial Review

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2012.

Contractual obligations	Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations[1]	176,777	42,493	38,131	36,254	59,899

Trust preferred securities[1]	14,715	5,367	2,731	2,791	3,826

Long-term financial liabilities designated at fair value through profit or loss[2]	13,539	4,540	2,881	1,702	4,417

Finance lease obligations	57	10	30	7	10

Operating lease obligations	5,051	880	1,369	1,057	1,745

Purchase obligations	2,386	686	1,180	472	48

Long-term deposits[1]	35,245	—	12,152	7,099	15,994

Other long-term liabilities	5,457	210	194	2,661	2,392

Total	253,227	54,184	58,668	52,043	88,331

[1]	Includes interest payments.
[2]	Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 190 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, facility management, information technology and security settlement services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 06 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 24 “Leases”, Note 28 “Deposits” and Note 32 “Long-Term Debt and Trust Preferred Securities”.

Deutsche Bank	01 – Management Report	42
Financial Report 2012	Operating and Financial Review

Events after the Reporting Date

All significant adjusting events that occurred after the reporting date were recognized in our results of operations, financial position and net assets.

Deutsche Bank	01 – Management Report	43
Financial Report 2012	Risk Report

Risk Report

Introduction

Disclosures in line with IFRS 7 and IAS 1

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and capital disclosures required by International Accounting Standard 1 (IAS 1) Presentation of Financial Statements. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a bracket in the margins throughout this Risk Report.

Disclosures according to Pillar 3 of the Basel Capital Framework

In previous years (since 2008), the Pillar 3 disclosures had been provided in separate Pillar 3 Reports. Starting with year-end 2012, the risk report also incorporates the Pillar 3 disclosures resulting from the revised international capital adequacy standards as recommended by the Basel Committee on Banking Supervision (Basel 2), including the amendments for trading book and securitization positions as applicable since December 31, 2011 (Basel 2.5). The European Union enacted the Capital Requirements Directive 3, which adopted the Basel 2.5 capital framework in Europe. Germany adopted the Capital Requirements Directive 3 into national law and revised the disclosure requirements related to Pillar 3 in Section 26a of the German Banking Act (“Kreditwesengesetz” or “KWG”) and in Part 5 of the German Regulation on Solvency (“Solvabilitätsverordnung”, “Solvency Regulation” or “SolvV”).

Per regulation it is not required to audit Pillar 3 disclosures. As such certain Pillar 3 disclosures are labeled unaudited.

We have applied the revised capital framework for the majority of our risk exposures on the basis of internal models for measuring credit risk, market risk and operational risk, as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as “BaFin”). All Pillar 3 relevant disclosures are compiled based upon a set of internally defined principles and related processes as stipulated in our applicable Pillar 3 disclosure policy.

Deutsche Bank	01 – Management Report	44
Financial Report 2012	Risk Report

The following table provides the location of the Pillar 3 disclosure topics in this Risk Report.

Pillar 3 disclosures in our Financial Report

Pillar 3 Disclosure topic	Where to find in our Financial Report
Introduction and Scope of Application of Pillar 3	“Introduction”
Capital Adequacy	“Regulatory Capital”
Risk and Capital Management of the Group	“Risk Management Executive Summary”, “Risk Management Principles”, “Risk Strategy and Appetite”, “Risk Inventory”, “Risk Management Tools”, “Capital Management”, “Balance Sheet Management” and “Overall Risk Position”
Counterparty Credit Risk: Strategy and Processes Counterparty Credit Risk: Regulatory Assessment	“Credit Risk”, “Asset Quality”, “Counterparty Credit Risk: Regulatory Assessment” and Note 01 “Significant Accounting Policies”
Securitization	“Securitization” and Note 01 “Significant Accounting Policies”
Trading Market Risk Nontrading Market Risk	“Trading Market Risk”, “Nontrading Market Risk”, “Accounting and Valuation of Equity Investments” and Note 02 “Critical Accounting Estimates – Methods of Determining Fair Value”
Operational Risk	“Operational Risk”
Liquidity Risk	“Liquidity Risk”

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”) was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we implemented many of the disclosure recommendations in this Risk Report, with further enhancements being considered for 2013.

General Approach

The sections on qualitative and quantitative risk disclosures provide a comprehensive view on the risk profile of Deutsche Bank Group. All quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates December 31, 2012 and December 31, 2011.

With the legally enforceable domination agreement between Deutsche Bank and Postbank in place since September 2012, Postbank´s risk management function has been functionally integrated in our risk function, e.g., regarding functional reporting lines, joint committee structure and group-wide policies. Statements regarding risk management hence always refer to the Group including Postbank. In limited instances where differing approaches remain or where a consolidated view for quantitative information cannot be presented, this is separately highlighted.

Scope of Consolidation

The following sections providing quantitative information refer to our financial statements in accordance with International Financial Reporting Standards. Consequently, the reporting is generally based on the IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail below. Where the regulatorily relevant scope is used this is explicitly stated.

Deutsche Bank	01 – Management Report	45
Financial Report 2012	Risk Report

Scope of the Regulatory Consolidation

Deutsche Bank Aktiengesellschaft (“Deutsche Bank AG”), headquartered in Frankfurt am Main, Germany, is the parent institution of the Deutsche Bank group of institutions (the “regulatory group”), which is subject to the supervisory provisions of the KWG and the SolvV. Under Section 10a KWG, a regulatory group of institutions consists of a credit institution (also referred to as a “bank”) or financial services institution, as the parent company, and all other banks, financial services institutions, investment management companies, financial enterprises, payment institutions and ancillary services enterprises which are subsidiaries in the meaning of Section 1 (7) KWG. Such entities are fully consolidated for our regulatory reporting. Additionally certain companies which are not subsidiaries can be included on a pro-rata basis. Insurance companies and companies outside the finance sector are not consolidated in the regulatory group of institutions.

For financial conglomerates, however, insurance companies are included in an additional capital adequacy calculation (also referred to as “solvency margin”). We have been designated by the BaFin as a financial conglomerate in October 2007.

The regulatory principles of consolidation are not identical to those applied for our financial statements. Nonetheless, the majority of subsidiaries according to the KWG are also fully consolidated in accordance with IFRS in our consolidated financial statements.

The main differences between regulatory and accounting consolidation are:

—

Entities which are controlled by us but do not belong to the banking industry, do not form part of the regulatory group of institutions, however are included in the consolidated financial statements according to IFRS.

—

Most of our Special Purpose Entities (“SPEs”) consolidated under IFRS do not meet the specific consolidation requirements pursuant to Section 10a KWG and are consequently not consolidated within the regulatory group. However, the risks resulting from our exposures to such entities are reflected in the regulatory capital requirements.

—

Some entities included in the regulatory group are not consolidated for accounting purposes but are treated differently, in particular using the equity method of accounting. There are two entities within our regulatory group which are jointly controlled by its owners and consolidated on a pro-rata basis. One entity is voluntarily consolidated on a pro-rata basis. All three entities are treated according to the equity method of accounting in our financial statements.

As of year-end 2012, our regulatory group comprised 913 subsidiaries, of which 3 were consolidated on a pro-rata basis. Our regulatory group comprised 137 credit institutions, 3 payment institutions, 80 financial services institutions, 514 financial enterprises, 14 investment management companies and 165 ancillary services enterprises.

As of year-end 2011, our regulatory group comprised 1,027 subsidiaries, of which 3 were consolidated on a pro-rata basis. The regulatory group comprised 152 credit institutions, 2 payment institutions, 93 financial services institutions, 627 financial enterprises, 14 investment management companies and 139 ancillary services enterprises.

131 entities were exempted from regulatory consolidation pursuant to Section 31 (3) KWG as per year end 2012 (year end 2011: 102 entities). Section 31 (3) KWG allows the exclusion of small entities in the regulatory scope of application from consolidated regulatory reporting if either their total assets are below € 10 million or below 1 % of total assets. None of these entities need to be consolidated in our financial statements in accordance with IFRS. The book values of our participations in their equity were deducted from our regulatory capital, in total € 31 million as per year end 2012 (year end 2011: €12 million).

The same deduction treatment was applied to a further 267 unconsolidated (in the meaning of regulatory consolidation) entities and three immaterial insurance entities, not included in the solvency margin, which we

Deutsche Bank	01 – Management Report	46
Financial Report 2012	Risk Report

deducted from our regulatory capital pursuant to Section 10 (6) KWG. Section 10 (6) No. 1, 2, 3 and 5 KWG requires the deduction of participating interests in unconsolidated banking, financial and insurance entities from regulatory capital when more than 10 % of the capital is held (in case of insurance entities, 20 % of either the capital or voting rights unless included in the solvency margin calculation of the financial conglomerate). Since we are classified as a financial conglomerate, material investments in insurance entities amounting to at least 20 % of capital or voting rights are not deducted from our regulatory capital as they are included in our solvency calculation at the financial conglomerate level.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in 2012 was on strengthening our capital base and supporting our strategic initiatives whilst maintaining our risk profile in line with our risk strategy.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk, business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through a rigorous governance process and robust risk management tools and processes. Our proactive approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed through a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture risks that have an impact across our risk inventories and business divisions or those that are relevant only to specific portfolios.

Current portfolio wide risks on which we have been focused in 2012 include: the potential escalation of the European sovereign debt crisis, the impact of a potential US fiscal austerity shock, a potential slowdown in Asian growth and the potential risk of a steep oil price increase resulting from a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks has been made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize.

The year 2012 has continued to see increased regulation in the financial services industry. We are also focused on ensuring that we act proactively to identify potential political and regulatory changes and assess the possible impact on our business model or processes. We have a dedicated function which oversees and coordinates the proactive identification, assessment and implementation of requirements due to new regulation including the participation in numerous consultation processes.

As part of our overall capital strategy, assets and portfolios deemed as non strategic or in some cases underperforming have been moved to a newly created Non-Core Operations Unit (NCOU). This division actively oversees, manages and drives an accelerated de-risking program aligned with our externally announced strategic targets. Assets assigned to this unit are managed consistently and in accordance with our risk framework and principles.

Credit Risk Summary

—

Adherence to our core credit principles of proactive and prudent risk management has enabled us to weather a sustained volatile macro-economic credit environment over 2012 and has contributed to the containment of loan losses. This has been achieved by application of our existing risk management philosophy of conservative underwriting standards, active concentration risk management and risk mitigation strategies including collateral, hedging, netting and credit support arrangements.

Deutsche Bank	01 – Management Report	47
Financial Report 2012	Risk Report

—

Credit exposure remained diversified by region, industry and counterparty. Regional exposure is evenly spread across our key markets (Germany 27%, Rest of Western Europe 28 % and North America 30%) and has been stable year on year. Our largest industry exposure is to Banks and Insurances, which constitutes 33 % of overall gross exposures (i.e., before consideration of collateral) and was € 359 billion, a decline of € 17.3 billion from December 31, 2011, when it represented 34 % of gross exposures. These exposures are predominantly with highly rated counterparties and generally are collateralized. On a counterparty level we remained well diversified with our top ten exposures representing 11 % on a gross basis, all with highly rated investment-grade counterparties and including structured trades with high risk mitigation.

—

The economic capital usage for credit risk totaled € 12.6 billion at year-end 2012. The decrease of € 238 million, or 2%, compared to € 12.8 billion at year-end 2011, mainly reflected overall exposure reduction.

—

Provision for credit losses decreased in 2012 by € 118 million to € 1.7 billion. This decrease excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation of € 157 million and € 402 million in 2012 and 2011 respectively. The impact of such releases is reported as interest income on group level. Adjusted for this accounting effect, our provision for credit losses in 2012 would have been € 1.6 billion reflecting an increase of € 126 million compared to the prior year.

—

Our overall loan book as of December 31, 2012 decreased to € 402 billion versus € 417 billion as of December 31, 2011. Reductions were mainly driven by focused de-risking in the newly established NCOU. Our single largest industry category loan book is Household mortgages equating to € 142 billion as of December 31, 2012, with € 112 billion of these in the stable German market. Our corporate loan book, which accounts for 55 % of the total loan book, is composed 66 % of loans with an investment-grade rating as of December 31, 2012, increased from 64 % as of December 31, 2011 driven by a heavier weighting of reductions to non investment-grade counterparties.

Market Risk Summary

—

Nontrading market risk economic capital usage totaled € 8.5 billion as of December 31, 2012, which is € 1.2 billion, or 17%, above our economic capital usage at year-end 2011. The increase was largely driven by the extension of nontrading market risk economic capital coverage to include material credit spread risks from the banking book.

—

The economic capital usage for trading market risk was € 4.7 billion at year-end 2012, and decreased by € 34 million, or 1 % compared to prior year end. The materially unchanged economic capital usage for trading market risk reflected offsetting effects of methodology refinements and exposure reductions.

—

The average value-at-risk of our trading units was € 57.1 million in 2012, compared to € 72.7 million per 2011. The decrease was driven primarily by a broad risk reduction across most asset classes, but also partly due to the benefit of lower levels of market data volatility.

Operational Risk Summary

—

The economic capital usage for operational risk increased by € 172 million, or 3.5%, to € 5 billion as of December 31, 2012. The increase is primarily due to higher industry operational risk loss experience and the integration of BHF-BANK into our Advanced Measurement Approach (AMA) model in the first quarter 2012. Our regulatory capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

—	Internal operational risk losses increased in 2012 compared to prior year driven by increased litigation provisions relating to events over the past decade.

Liquidity Risk Summary

—

Liquidity reserves as of December 31, 2012 were € 232.2 billion (now including € 25.9 billion from Postbank following integration). Excluding Postbank (which was not included as of December 31, 2011), our liquidity reserves decreased by € 16.4 billion over the year. The primary driver of this was a reduction of € 40 billion in our discretionary wholesale funding during the year, offset by growth in more stable funding sources. Overall our liquidity risk profile remains within our liquidity risk appetite, as confirmed by all year-end stress tests resulting in a net liquidity surplus.

Deutsche Bank	01 – Management Report	48
Financial Report 2012	Risk Report

—	Our 2012 issuance activities amounted to € 17.9 billion. This compares to our full year plan of € 15-20 billion.
—	62 % of our overall funding came from the most stable funding sources, comprising capital markets and equity, retail, and transaction banking liabilities.

Capital Management Summary

—

The Common Equity Tier 1 capital ratio in accordance with Basel 2.5 amounted to 11.4 % based on Common Equity Tier 1 capital of € 38.0 billion and risk-weighted assets of € 334 billion. This compares to a Common Equity Tier 1 capital ratio of 9.5 % at year-end 2011 based on Common Equity Tier 1 capital of € 36.3 billion and risk-weighted assets of € 381.2 billion.

—	Risk-weighted assets decreased in 2012 by € 47.6 billion to € 334 billion at the end of 2012, reflecting de-risking activities as well as model and process improvements.
—

The newly established NCOU division has contributed to significant de-risking. The overall de-risking achieved by the NCOU in 2012 resulted in a reduction in total assets adjusted of € 35 billion (27%) from € 130 billion as of December 31, 2011 to € 95 billion as of December 31, 2012.

—

The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 160 % as of December 31, 2012, compared to 159 % as of December 31, 2011.

—	As at December 31, 2012, our pro forma, fully loaded Basel 3 Common Equity Tier 1 capital ratio was 7.8%, comprising € 31 billion Common Equity Tier 1 capital and € 401 billion risk-weighted assets.

Balance Sheet Management Summary

—

As of December 31, 2012, our adjusted leverage ratio was 21, unchanged from the level at the end of 2011 and below our target leverage ratio of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 37 as of December 31, 2012, a slight decrease compared to end of 2011.

Risk Management Principles

We actively take risks in connection with our business and as such the following principles underpin risk management within our group:

—	Risk is taken within a defined risk appetite;
—	Every risk taken needs to be approved within the risk management framework;
—	Risk taken needs to be adequately compensated; and
—	Risk should be continuously monitored and managed.

A strong risk culture helps reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. The management of risk is the responsibility of all employees. We expect employees to exhibit behaviors that maintain a strong risk culture and assess them for this as part of the overall performance and compensation process. Strong risk culture behaviors include:

—	Being fully responsible for our risks;
—	Being rigorous, forward looking and comprehensive in the assessment of risk;
—	Inviting, providing and respecting challenges;
—	Trouble shooting collectively; and
—	Placing Deutsche Bank and its reputation at the heart of all decisions.

Deutsche Bank	01 – Management Report	49
Financial Report 2012	Risk Report

To reinforce these behaviors we have launched a number of group-wide activities, including mandatory trainings on risk awareness. We also have regular communications, including from our Board members, on the importance of a strong Risk Culture.

Risk Management Framework

The diversity of our business model requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

—	Core risk management responsibilities are embedded in the Management Board and appropriately delegated to senior risk management committees responsible for execution and oversight. The Supervisory Board regularly monitors the risk and capital profile.
—	We operate a three-line of defense risk management model whereby front office functions, risk management oversight and assurance roles are played by functions independent of one another.
—	Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Strategic and Capital Plan and Risk Appetite in order to ensure alignment of risk, capital and performance targets.
—	Cross-risk analysis reviews are conducted across the group to validate that sound risk management practices and a holistic awareness of risk exist.
—	All major risk classes are managed in a coordinated manner via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk and risk concentrations.
—	Appropriate monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics. Where applicable modeling and measurement approaches for quantifying risk and capital demand are implemented across the major risk classes.
—	Effective systems, processes and policies are a critical component of our risk management capability.

Risk Governance

From a supervisory perspective, our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organisation and reporting requirements. The BaFin and the Deutsche Bundesbank (the German central bank) act in cooperation as our primary supervisors to ensure our compliance with the German Banking Act and other applicable laws and regulations. The German Banking Act and the rules and regulations thereunder implement, in addition, certain recommendations of the Basel Committee on Banking Supervision, as well as certain European Union directives relating to banks. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in section “Regulatory Capital”.

From an internal governance perspective, we have several layers of robust management to provide strong and cohesive risk governance:

—	The Supervisory Board monitors our risk and capital profile regularly via its designated committee, the Risk Committee of the Supervisory Board. The chair of the Risk Committee reports on items discussed during the Risk Committee’s meetings to the Supervisory Board.
—	The Risk Committee of the Supervisory Board meets regularly. At these meetings, the Management Board reports to the Risk Committee on credit, market, country, liquidity, operational, strategic, regulatory as well as litigation and reputational risks. It also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy.

Deutsche Bank	01 – Management Report	50
Financial Report 2012	Risk Report

—

Our Management Board provides overall risk and capital management supervision for the consolidated Group and is exclusively responsible for day-to-day management of the company with the objective of creating sustainable value in the interest of our shareholders, employees and other stakeholders. The Management Board is responsible for defining and implementing comprehensive and aligned business and risk strategies, as well as ensuring well-defined risk management functions and operating processes are in place to ensure that our overall performance is aligned to our business and risk strategy. The Management Board has delegated certain functions and responsibilities to relevant senior governance committees to support the fulfillment of these responsibilities, in particular to the Capital and Risk Committee (“CaR”) and Risk Executive Committee (“Risk ExCo”) whose roles are described in more detail below.

For further information on how we ensure that our overall performance is aligned to our risk strategy please refer to section below “Risk Strategy and Appetite”
Chart: Risk Management Governance Structure of the Deutsche Bank Group.

The following functional committees are central to the management of Risk in Deutsche Bank:
—

The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk Management, Finance and the business divisions. The CaR initiates appropriate actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and ensuring appropriate escalation or actions are taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined process and/or actions under the recovery governance framework if required.

Deutsche Bank	01 – Management Report	51
Financial Report 2012	Risk Report

—	Our Risk ExCo, as the most senior functional committee of our risk management, identifies controls and manages all risks including risk concentrations at group level, and is a center of expertise concerning all risk related topics of the business divisions. It is responsible for risk policy, the organization and governance of risk management and ensures and oversees the execution of risk and capital management including identification, analysis and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board. The Risk ExCo is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees, the Cross Risk Review Committee (“CRRC”) and the Group Reputational Risk Committee (“GRRC”).
—	The CRRC supports the Risk ExCo and the CaR with particular emphasis on the management of group-wide risk patterns. The CRRC, under a delegation of authority from the CaR has responsibility for the day-to-day oversight and control of our Internal Capital Adequacy Assessment Process (“ICAAP”). The CRRC also oversees the inventory of stress tests used for managing our risk appetite, reviews the results and proposes management action, if required. It monitors the effectiveness of the stress test process and drives continuous improvement of our stress testing framework. It is supported by a dedicated Stress Testing Oversight Committee which has the responsibility for the definition of the group-wide stress test scenarios, ensuring common standards and consistent scenarios across risk types, and reviewing the group-wide stress test results.

Recovery management governance is part of our overall risk management framework to support that we can proactively identify and respond to severe stress or the threat of a severe stress. The key elements of the recovery management planning and governance include:

—	Clear roles and responsibilities which include Management Board oversight;
—	A dedicated set of early warning indicators and recovery triggers to monitor potential risks and stimulate management action;
—	An enhanced regime of severe stress tests and defined strategic recovery measures to enable proactive management of our risk profile; and
—	A dedicated sub-committee of the CaR to ensure ongoing monitoring and process readiness.

Multiple members of the CaR are also members of the Risk ExCo which facilitates a constant and comprehensive information flow between the two committees.

Following changes to the structure and composition of our Management Board in 2012, the coverage of risks has been more widely distributed at the level of the Management Board, as the following risk management units, which previously had reported directly to the Chief Risk Officer, now report to other Management Board members: Compliance, Corporate Security & Business Continuity, Government & Regulatory Affairs, Legal and Treasury. Our Chief Risk Officer (“CRO”), who is a member of the Management Board, remains responsible for the identification, assessment and reporting of risks arising within operations across all business and all risk types as well as for the direct management responsibility of the following Risk management divisions: Credit Risk Management, Market Risk Management, Operational Risk Management and Strategic Risk and Enterprise-wide Risk Management. Our governance structure and mechanisms ensure that group wide oversight of risk continues unchanged.

With respect to the day-to-day management and oversight of risk, there are dedicated Risk and Treasury units established with the mandate to:

—	Ensure that the business conducted within each division is consistent with the risk appetite that the CaR has set within a framework established by the Management Board;
—	Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
—	Approve credit, market and liquidity risk limits;

Deutsche Bank	01 – Management Report	52
Financial Report 2012	Risk Report

— Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
— Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Deputy Chief Risk Officer (“DCRO”) leads a Strategic Risk and Enterprise-wide Risk Management function whose mandate is to provide an increased focus on holistic risk management and comprehensive, cross-risk oversight to further enhance our risk portfolio steering. The objectives of the Strategic Risk and Enterprise-wide Risk Management unit are to:

— Drive key strategic cross-risk initiatives and establish greater cohesion between defining portfolio strategy and governing execution, including regulatory adherence;

— Provide a strategic and forward-looking perspective on the key risk issues for discussion at senior levels within the bank (risk appetite, stress testing framework);

— Strengthen risk culture in the bank; and

— Foster the implementation of consistent risk management standards.

Our Finance and Audit departments operate independently of both, our business divisions and of our Risk function. The role of the Finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our Audit department performs risk-based reviews of the design and operating effectiveness of our system of internal controls.

Based on the domination agreement, we have introduced further changes to the governance of the Risk functions across Deutsche Bank and Postbank. The main changes were:

— Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk Management have been established. These changes did not affect the disciplinary reporting lines within the Postbank CRO organization;

— Postbank’s key risk committees were enlarged with voting members from Deutsche Bank from the respective risk functions and vice versa; and

— Key group risk policies have been implemented at Postbank.

The key risk management committees of Postbank, in all of which Postbank’s Chief Risk Officer as well as senior risk managers of Deutsche Bank are voting members, are:

— The Bank Risk Committee, which advises Postbank’s Management Board with respect to the determination of overall risk appetite and risk allocation;

— The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;

— The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank’s banking and trading book and the management of liquidity risk; and

— The Operational Risk Committee which defines the appropriate risk framework as well as the capital allocation for the individual business areas.

Risk Reporting and Measurement Systems

We have centralized risk data and systems supporting regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational and liquidity risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for tailor-made reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while ensuring sufficient quality and integrity of risk-related data.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group Risk Exposures are the following:

— Our Risk and Capital Profile is presented monthly to the CaR and the Management Board and is subsequently submitted to the Risk Committee of the Supervisory Board for information. It comprises an overview of the current risk, capital and liquidity status of the Group, also incorporating information on regulatory capital and economic capital adequacy.

Deutsche Bank	01 – Management Report	53
Financial Report 2012	Risk Report

—

An overview of our capital, liquidity and funding is presented to the CaR by the Group Treasurer every month. It comprises information on key metrics including Core Tier 1 capital (under Basel 3 Common Equity Tier 1 capital) and the leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.

—	Group-wide macro stress tests are performed quarterly and reported to the CaR. These are supplemented, as required, by ad-hoc stress tests at Group level.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Risk Strategy and Appetite

Strategic and Capital Planning Process

We conduct an annual strategic planning process which underpins the development of our future strategic direction as a group and for our business areas/units. This process consists of a number of different phases.

In a first phase, our risk appetite and key targets for profit and loss (including revenues and costs), capital supply, and capital demand and the key business areas for the three coming years are discussed in the Group Executive Committee and approved by the Management Board, based on our global macro-economic outlook and the expected regulatory framework.

In a second phase, the top-down objectives are substantiated from the bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; years two and three are annual plans in the appropriate granularity. The proposed bottom-up plans are reviewed and challenged by Finance (Group Strategic and Capital Planning) and Risk (Strategic Risk and Enterprise-wide Risk Management) and are discussed individually with business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction.

The Strategic and Capital Plan is presented to the Group Executive Committee and the Management Board for discussion and approval before the end of the year. At the beginning of the next year, the final plan is presented to the Supervisory Board.

A dedicated Risk and Capital Demand Plan is an integral part of the Strategic and Capital plan. It is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

—	balanced risk adjusted performance across business areas and units;
—	high risk management standards with focus on risk concentrations;
—	compliance with regulatory requirements;
—	strong capital and liquidity position; and
—	stable funding and liquidity strategy allowing for the business planning within the liquidity risk tolerance and regulatory requirements.

The Strategic and Capital Planning process allows us to:

—	set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans;

Deutsche Bank	01 – Management Report	54
Financial Report 2012	Risk Report

—	assess our risk-bearing capacity with regard to internal and external requirements (i.e., regulatory and economic capital); and
—	apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits are derived from the Strategic and Capital Plan to ensure alignment of risk, capital and performance targets at all levels of the organization.

The targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets.

In September 2012, we communicated a new strategic direction “Strategy 2015+”. With our business franchises strengthened, we aspire a strong capital position of above 10 % Common Equity Tier 1 Ratio by first quarter 2015, under full application of Basel 3 rules. This goal is based on retained earnings assumptions, reflecting not only strong revenue generation in targeted growth areas but also on the delivery of our announced Operational Excellence Program to target annual cost savings of € 4.5 billion by 2015, achieving a cost-income ratio of below 65 % for our core businesses. Our capital ratio target is further supported by risk reduction measures, notably in our NCOU. Our ambition level for our post-tax RoE is above 15 % for our core operations and 12 % for the Group.

After achieving a Basel 3 pro-forma fully loaded Common Equity Tier 1 ratio of 7.8 % by year-end 2012, ahead of our stated target of 7.2%, we also revised our March 31, 2013 target from above 8.0 % to 8.5%, primarily driven by lower capital demand.

Note that like other banks, we are making statements in terms of Basel 3 ratios, which are non-GAAP financial measures when rules are still being finalized by legislators, and regulatory guidance on implementation is incomplete. The targets and estimates reflect our current reading of the draft legislation as well as a clear commitment to meaningful further improvements in our capital ratios.

Risk Profile

Our mix of various business activities implies diverse risk taking by our business divisions. The key risks inherent in their respective business models are best measured through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before cross-risk effects on group level.

Risk profile of our corporate divisions as measured by total economic capital

	Dec 31, 2012
	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	17	5	1	13	8	0	12,574	44

Market Risk	14	1	5	11	10	5	13,185	46

Operational Risk	7	0	2	1	7	–	5,018	17

Diversification Benefit	(5)	(0)	(1)	(2)	(6)	(0)	(4,435)	(15)

Business Risk	8	–	0	–	–	–	2,399	8

Total EC in € m.	11,788	1,434	2,016	6,720	5,452	1,331	28,741	100
in %	41	5	7	23	19	5	100

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading activities, in particular market risk from position taking and credit risk primarily from derivatives exposure. Further credit risks originate from lending to corporates and financial institutions. The remainder is divided equally between operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively. Global Transaction Banking (GTB) has the lowest risk (as measured by economic capital) of all our segments. GTB’s focus on trade finance implies that the vast majority of its risk originates from credit with a small portion from market risk mainly in derivatives positions.

Deutsche Bank	01 – Management Report	55
Financial Report 2012	Risk Report

The main risk driver of Asset & Wealth Management’s (AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise AWM’s advisory and commission focused business attracts primarily operational risk.

In contrast to this, Private & Business Client’s (PBC) risk profile divides equally between credit risk from retail and SME lending and nontrading market risk from Postbank’s investment portfolio.

Risk Appetite

Risk appetite is an expression of the maximum level of risk that we are prepared to accept in order to achieve our business objectives. Our risk appetite statement translates our strategy into measurable short to medium term targets and thresholds across material risk categories and enables intra-year performance monitoring and management which aims to identify optimal growth options considering the risk involved and the allocation of available capital resources to drive sustainable performance.

The Management Board reviews and approves the risk appetite on an annual basis to ensure that it is consistent with our Group strategy, business environment and stakeholder requirements. Setting risk appetite aims to ensure that risk is proactively managed to the level desired and approved by the Management Board. Risk appetite tolerance levels are set at different trigger levels, with clearly defined escalation requirements which enable appropriate actions to be defined and implemented as required. In cases where the tolerance levels are breached, it is the responsibility of the Strategic Risk and Enterprise-wide Risk Management function to bring it to the attention of the respective risk committees, and ultimately to the Chief Risk Officer and the Management Board.

Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.

Risk Inventory

We face a variety of risks as a result of our business activities, the most significant of which are described below. Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital that is necessary to cover all material risks generated from our business activities, other than of liquidity risk.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as “counterparties”) exist, including those claims that we plan to distribute (see below in the more detailed section Credit Risk). These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), or our direct trading activity with clients (such as OTC derivatives, FX forwards and Forward Rate Agreements). We distinguish between three kinds of credit risk:

—	Default risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;
—

Settlement risk is the risk that the settlement or clearance of a transaction may fail. Settlement risk arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default;

—

Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties

Deutsche Bank	01 – Management Report	56
Financial Report 2012	Risk Report

in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalisation and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.

Market Risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. We differentiate between three different types of market risk:

— Trading market risk arises primarily through the market-making activities of the Corporate Banking & Securities division (CB&S). This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

— Trading default risk arises from defaults and rating migrations relating to trading instruments.

— Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Operational Risk

Operational risk is the potential for failure (including the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. Operational risk excludes business and reputational risk.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions. In 2012, we introduced an enhanced economic capital model to improve coverage of strategic risk being a subcategory of business risk.

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

Our reputational risk is governed by the Reputational Risk Management Program (RRM Program). The RRM Program was established to provide consistent standards for the identification, escalation and resolution of reputational risk issues that arise from transactions with clients or through different business activities. Primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. Each employee is under an obligation, within the scope of his/her activities, to analyse and assess any imminent or intended transaction in terms of possible risk factors in order to minimise reputational risks. If a potential reputational risk is identified, it must be referred for further consideration at a sufficiently senior level within that respective business division. If issues remain, they should then be escalated for discussion

Deutsche Bank	01 – Management Report	57
Financial Report 2012	Risk Report

among appropriate senior members of the relevant Business and Control Groups. Reputational risk issues not addressed to satisfactory conclusion through such informal discussions must then be escalated for further review and final determination via the established reputational risk escalation process.

As a subcommittee of the Risk ExCo, the Group Reputational Risk Committee (“GRRC”) provides review and final determinations on all reputational risk issues and new client adoptions, where escalation of such issues is deemed necessary by senior Business and Regional Management, or required under the Group policies and procedures.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions & Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risks. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks.

—	Longevity risk: the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products.
—	Mortality and morbidity risks: the risks of a higher or lower than expected number of death or disability claims on assurance products and of an occurrence of one or more large claims.
—	Expenses risk: the risk that policies cost more or less to administer than expected.
—	Persistency risk: the risk of a higher or lower than expected percentage of lapsed policies.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

Risk Concentration

Risk concentrations refer to a loss potential resulting from an unbalanced distribution of dependencies on specific risk drivers and can occur within specific risk types (i.e., intra-risk concentrations) as well as across different risk types (inter-risk concentrations). They are encountered within and across counterparties, businesses, regions/countries, legal entities, industries and products, impacting the aforementioned risks. The management of risk concentrations is integrated in the management of the individual risk types and monitored on a regular basis. The key objective of managing risk concentrations is to avoid any undue concentrations in our portfolio, which we seek to achieve through a quantitative and qualitative approach, as follows:

—

Intra-risk concentrations are assessed and monitored by the individual risk disciplines (Credit, Market, Operational Risk Management and others). This is supported by limit setting on different levels according to risk type.

—

Inter-risk concentrations are managed by quantitative top-down stress-testing and qualitative bottom-up reviews identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations is the Cross Risk Review Committee, which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

Deutsche Bank	01 – Management Report	58
Financial Report 2012	Risk Report

Risk Management Tools

We use a broad range of quantitative and qualitative methodologies for assessing and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The advanced internal tools and metrics we currently use to measure, manage and report our risks are:

—

RWA equivalent. This is defined as total risk-weighted assets (“RWA”) plus a theoretical amount for specific allocated Common Equity Tier 1 capital deduction items if these were converted into RWA. RWA form the key factor in determining the bank’s regulatory Capital Adequacy as reflected in the Common Equity Tier 1 capital ratio. RWA equivalents are used to set targets for the growth of our businesses and monitored within our management reporting systems. As a general rule, RWA are calculated in accordance with the currently valid “Basel 2.5” European (CRD) and German legislation (SolvV). However, we also perform additional RWA equivalent calculations under pro-forma Basel 3 rules to support for use within our forward looking risk and capital planning processes.

—

Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect induced by defaults within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of up to nine years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking estimates.

—

Return on risk-weighted assets (“RoRWA”). In times of regulatory capital constraints, RoRWA has become an important metric to assess our client relationships’ profitability, in particular for credit risk. RoRWA is currently the primary performance measure and as such attracts more attention than the previously used RARoC profitability measure based on economic capital.

—

Value-at-risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, is not expected to be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) in that portfolio.

—

Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default, transfer and settlement risk elements of credit risk, for market risk including trading default risk, for operational risk and for business risk.

—

Stress testing. Credit, market and operational risk as well as liquidity risk are subject to a program of regular stress tests. The stress testing framework at Group level comprises regular group-wide stress tests based on a series of benchmark and more severe macroeconomic global downturn scenarios (provided by dbResearch) consistently applied across all risk types, annual reverse and capital plan relevant stress test as well as ad-hoc scenarios. The hot spots of the downturn scenarios are changing over time according to the changes in economic and political environment around the globe. Prior to the assessment of the stress impact the scenarios are discussed and approved by the appropriate governance committees. In addition, since 2012, the stress program feeds into our Living Wills recovery planning project by assessing the stress impact on specifically defined recovery triggers for a range of near-default scenarios before and after the application of recovery measures. In detail, we assess a suite of recovery triggers under stress.

Deutsche Bank	01 – Management Report	59
Financial Report 2012	Risk Report

(Common Equity Tier 1 (“CET1”) capital ratio, Internal Capital Adequacy (“ICA”) ratio, Net Liquidity Position (“NLP”) within the regularly performed benchmark and more severe group-wide stress tests and compare them to the Red-Amber-Green (“RAG”) levels as defined in our risk appetite. The respective RAG levels in normal, warning, crisis situation are defined for CET1 capital ratio [>6.5%, 6.5% … 5%, <5%], for ICA [>135%, 135% … 120%, <120%] and for NLP [> € 5 bn, € 5 bn … € 0 bn, < € 0 bn]. For all of the above stress tests, we were able to return to ‘green’ RAG levels for all recovery triggers after the application of recovery measures.

—

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

Credit Risk

We measure and manage our credit risk using the following philosophy and principles:

—	Our credit risk management function is independent from our business divisions and in each of our divisions credit decision standards, processes and principles are consistently applied.
—

A key principle of credit risk management is client credit due diligence. Prudent client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.

—

We actively aim to prevent undue concentration and long tail-risks (large unexpected losses) by ensuring a diversified credit portfolio. Client, industry, country and product-specific concentrations are actively assessed and managed against our risk appetite.

—

We maintain conservative underwriting standards and aim to avoid large directional credit risk on a counterparty and portfolio level. In this regard we are cautious in assuming unsecured cash positions and actively use hedging for risk mitigation purposes. Additionally we strive to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.

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

—

We manage credit exposures on the basis of the “one obligor principle”, under which all facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one group.

Deutsche Bank	01 – Management Report	60
Financial Report 2012	Risk Report

— We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio and covering workout clients. The credit coverage for assets transferred to the NCOU utilizes the expertise of our credit organization.

— Our credit lending activities are governed by our Principles for Managing Credit Risk. These principles define our general risk philosophy for credit risk and our methods to actively manage this risk. The principles define key organizational requirements, roles and responsibilities as well as process principles for credit risk management and are applicable to all lending activities undertaken by us.

Credit Risk Ratings

A basic and key element of the credit approval process is a detailed risk assessment of each credit-relevant counterparty. When rating a counterparty we apply in-house assessment methodologies, scorecards and for non-homogeneous portfolios our 26-grade rating scale for evaluating the credit-worthiness of our counterparties. The majority of our rating methodologies are authorized for use within the advanced internal rating based approach under applicable Basel rules. Our rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of unsecured defaulted counterparty exposures. We generally rate our counterparties individually, though certain portfolios of purchased or securitized receivables are rated on a pool basis. Ratings are required to be kept up-to-date and documented.

In our retail business, creditworthiness checks and counterparty ratings of the homogenous portfolio are derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (e.g., financial figures), behavioral aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral, the expected loss as well as the further course of action required to process the ultimate credit decision. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods and are used to support our individual credit decisions for this portfolio as well as managing the overall retail portfolio.

The algorithms of the rating procedures for all counterparties are recalibrated frequently on the basis of the default history as well as other external and internal factors and expert judgments.

Postbank makes use of internal rating systems authorized for use within the foundation internal rating based approach under Basel 2. All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class. Risk governance is provided by a joint risk committee structure with members from both Postbank and Deutsche Bank.

Rating Governance

All of our rating methodologies, excluding Postbank, have to be approved by the Group Credit Policy Committee (“GCPC”), a sub-committee of the Risk Executive Committee, before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Regulatory approval may be required in addition. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the GCPC, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to GCPC at the beginning of the calendar year and a status update is given on a quarterly basis.

For Postbank, responsibility for implementation and monitoring of internal rating systems effectiveness rests with Postbank’s Risk Analytics unit and Postbank’s validation committee, chaired by Postbank’s Chief Credit Risk Officer. All rating systems are subject to Postbank’s Management Board approval. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Via a cross committee membership of Deutsche Bank senior managers join in Postbank committees and vice versa, a joint governance is ensured.

Deutsche Bank	01 – Management Report	61
Financial Report 2012	Risk Report

Credit Risk Measures

The key credit risk measures we apply for managing our credit portfolio, including in transaction approval and the setting of risk appetite, are internal limits and credit exposure under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty’s credit quality by reference to our internal credit rating. Credit limits and credit exposure are both measured on a gross and net basis where net is derived by deducting hedges and certain collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the risk-return characteristics of individual transactions and portfolios.

Credit Approval and Authority

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

Credit Risk Mitigation

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants, described more fully below, are applied in the following forms:

—	Comprehensive and enforceable credit documentation with adequate terms and conditions.
—	Collateral held as security to reduce losses by increasing the recovery of obligations.
—	Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Credit Portfolio Strategies Group.
—	Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

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

We segregate collateral received into the following two types:

—

Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfil its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (e.g., plant, machinery and aircraft) and real estate typically fall into this category.

Deutsche Bank	01 – Management Report	62
Financial Report 2012	Risk Report

— Guarantee collateral, which complements the borrower’s ability to fulfil its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees and risk participations typically fall into this category.

Our processes seek to ensure that the collateral we accept for risk mitigation purposes is high quality. This includes seeking to have in place legally effective and enforceable documentation for realizable and measureable collateral assets which are frequently evaluated by dedicated teams. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be accounted for in a conservative way, including collateral haircuts that are applied. We have collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, we strive to avoid “wrong-way” risk characteristics where the borrower’s counterparty risk is positively correlated with the risk of deterioration in the collateral value. For guarantee collateral the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for borrowers.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG focuses on managing the residual credit risk of loans and lending-related commitments of the international investment-grade portfolio; the leveraged portfolio and the medium-sized German companies’ portfolio within our CB&S Corporate Division.

Acting as a central pricing reference, CPSG provides the respective CB&S Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

CPSG is concentrating on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name credit risk concentrations within the credit portfolio and

— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives

Netting is predominantly applicable to OTC derivative transactions as outlined below. Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

In order to reduce the credit risk resulting from OTC derivative transactions, where OTC clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty (“close-out netting”). For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements (“payment netting”), reducing our settlement risk. In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Deutsche Bank	01 – Management Report	63
Financial Report 2012	Risk Report

Also, we enter into credit support annexes (“CSA”) to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty’s failure to honour a margin call. As with netting, when we believe the annex is enforce-able, we reflect this in our exposure measurement.

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party’s rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but may seldom apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of our credit rating please refer to table “Stress Testing Results” in the section “Liquidity Risk”.

Concentrations within Credit Risk Mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations.

We use a comprehensive range of quantitative tools and metrics to monitor our credit risk mitigating activities. These also include monitoring of potential concentrations within collateral types supported by dedicated stress tests. For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section “Maximum Exposure to Credit Risk”.

Monitoring Credit Risk

Ongoing active monitoring and management of Deutsche Bank’s credit risk positions is an integral part of our credit risk management framework. The key monitoring focus is on quality trends and on concentrations along the dimensions of counterparty, industry, country and product-specific risks to avoid undue concentrations of credit risk. On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.

Our portfolio management framework supports a comprehensive assessment of concentrations within our credit risk portfolio in order to keep concentrations within acceptable levels.

Counterparty Risk Management

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institution, corporate or private individuals) or economic area (e.g., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watch list. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Deutsche Bank	01 – Management Report	64
Financial Report 2012	Risk Report

Industry Risk Management

To manage industry risk, we have grouped our corporate and financial institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an “Industry Batch report” is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks, analyzes the risk/reward profile of the portfolio and incorporates an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.

The Industry Batch reports are presented to the Group Credit Policy Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared to the approved sub-portfolio strategies. Regular overviews are prepared for the Group Credit Policy Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Higher Risk Developed Markets (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a “Country Batch report” is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyse the risk/reward profile of the portfolio. Based on this, credit limits and strategies are set for key countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Cross Risk Review Committee, a sub-committee of our Risk Executive Committee and Capital and Risk Committee, pursuant to delegated authority.

The Country Limit framework covers all major risk categories which are managed by the respective divisions in Risk:

— Credit Risk: Limits are established for counterparty credit risk exposures in a given country to manage the aggregate credit risk subject to country-specific economic and political events. These limits include exposures to entities incorporated locally as well as subsidiaries of foreign multinational corporations. Separate Transfer Risk Limits are established as sub-limits to these counterparty credit limits and apply to Deutsche Bank’s cross-border exposures.

— Market Risk: Limits are established to manage trading position risk in emerging markets and are set based on the P&L impact of potential stressed market events on those positions.

— Treasury Risk: Exposures of one Deutsche Bank entity to another (Funding, Capital or Margin) are subject to limits given the transfer risk inherent in these cross-border positions.

— Gap Risk: Limits established to manage the risk of loss due to intra-country wrong-way risk exposure.

Deutsche Bank	01 – Management Report	65
Financial Report 2012	Risk Report

Our country risk ratings represent a key tool in our management of country risk. They are established by the independent dbResearch function within Deutsche Bank and include:

—	Sovereign rating: A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
—

Transfer risk rating: A measure of the probability of a “transfer risk event”, i.e., the risk that an otherwise solvent debtor is unable to meet his obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention.

—

Event risk rating: A measure of the probability of major disruptions in the market risk factors relating to a country (interest rates, credit spreads, etc.). Event risks are measured as part of our event risk scenarios, as described in the section “Market Risk Monitoring” of this report.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Cross Risk Review Committee, although more frequent reviews are undertaken when deemed necessary.

We charge our corporate divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by Risk Operations and our Finance function. The Cross Risk Review Committee also reviews data on transfer risk.

Postbank ratings are reviewed and adjusted if required by means of a rating tool on a monthly basis. Country risk limits and sovereign risk limits for all relevant countries are approved by the Postbank Management Board annually.

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. In this context a key focus is put on underwriting caps. These caps limit the combined risk for transactions where we underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities, meaning that we would have to hold more of the underlying risk for longer periods of time than originally intended. These underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. We dynamically hedge this credit spread risk to be within the approved market risk limit framework.

Furthermore, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products.

Settlement Risk Management

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk arises when Deutsche Bank exchanges a like value of cash or other assets with a counterparty. It is the risk of loss due to the failure of a counterparty to honour its obligations (to deliver cash or other assets) to us, after we release payment or delivery of its obligations (of cash or other assets) to the counterparty.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the contractual obligation.

Deutsche Bank	01 – Management Report	66
Financial Report 2012	Risk Report

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We also participate in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Credit Risk Tools – Economic Capital for Credit Risk

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. Full integration of Postbank into our economic capital calculation was achieved at the end of 2010.

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non default scenarios) are modeled by applying our own alpha factor when deriving the Exposure at Default for derivatives and securities financing transactions under the Basel 2 Internal Models Method (“IMM”). The alpha factor used for the risk-weighted assets calculation is floored at a level of 1.2 according to SolvV, for the internal economic capital calculation, in contrast, a floor of 1.0 applies. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

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

Maximum Exposure to Credit Risk

The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in our financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities related collateral. In relation to collateral we apply internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure.

Deutsche Bank	01 – Management Report	67
Financial Report 2012	Risk Report

Maximum Exposure to Credit Risk

Dec 31, 2012	Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Due from banks	27,885	–	–	1	1

Interest-earning deposits with banks	119,548	–	2	35	37

Central bank funds sold and securities purchased under resale agreements	36,570	–	36,341	–	36,341

Securities borrowed	23,947	–	23,308	–	23,308

Financial assets at fair value through profit or loss[4]	1,119,100	657,826	211,397	3,968	873,191

Financial assets available for sale[4]	47,110	–	1,287	703	1,990

Loans[5]	401,975	–	208,529	37,841	246,370

Other assets subject to credit risk	85,806	69,546	6,653	12	76,211

Financial guarantees and other credit related contingent liabilities[6]	68,361	–	7,810	8,444	16,254

Irrevocable lending commitments and other credit related commitments[6]	129,657	–	4,771	10,558	15,329

Maximum exposure to credit risk	2,059,959	727,372	500,098	61,562	1,289,032

[1]	All amounts at carrying value unless otherwise indicated.
[2]	Does not include credit derivative notional sold (€ 1,274,960 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to Liquidity Reserves.
[3]	Credit derivatives are reflected with the notional of the underlying.
[4]	Excludes equities, other equity interests and commodities.
[5]	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
[6]	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Dec 31, 2011	Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Due from banks	15,928	–	1	–	1

Interest-earning deposits with banks	162,000	–	3	147	150

Central bank funds sold and securities purchased under resale agreements	25,773	–	25,232	–	25,232

Securities borrowed	31,337	–	30,107	–	30,107

Financial assets at fair value through profit or loss[4]	1,204,412	724,194	205,210	5,732	935,136

Financial assets available for sale[4]	42,296	–	2,392	1,265	3,657

Loans[5]	416,676	–	203,364	42,535	245,899

Other assets subject to credit risk	88,221	65,616	9,995	2	75,613

Financial guarantees and other credit related contingent liabilities[6]	73,653	–	5,524	7,521	13,045

Irrevocable lending commitments and other credit related commitments[6]	127,995	–	715	6,386	7,101

Maximum exposure to credit risk	2,188,291	789,810	482,543	63,588	1,335,941

[1]	All amounts at carrying value unless otherwise indicated.
[2]	Does not include credit derivative notional sold (€ 1,830,104 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves.
[3]	Credit derivatives are reflected with the notional of the underlying.
[4]	Excludes equities, other equity interests and commodities.
[5]	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
[6]	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Deutsche Bank	01 – Management Report	68
Financial Report 2012	Risk Report

Included in the category of financial assets at fair value through profit or loss as of December 31, 2012, were € 125 billion of securities purchased under resale agreements (€ 117 billion as of December 31, 2011) and € 28 billion of securities borrowed (€ 27 billion as of December 31, 2011), both with limited net credit risk as a result of very high levels of collateral, as well as debt securities of € 153 billion (€ 154 billion as of December 31, 2011) that are over 84 % investment grade (over 84 % as of December 31, 2011). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 95 % were investment grade (more than 93 % as of December 31, 2011).

The decrease in maximum exposure to credit risk for December 31, 2012 was predominantly driven by positive market values from derivatives (in financial assets at fair value through profit or loss) which decreased by € 91 billion to € 768 billion as of December 31, 2012 and interest-earning deposits with banks, which decreased by € 42 billion and accounted for € 120 billion exposure as of December 31, 2012.

Credit Enhancements are split in three categories: netting, collateral, and guarantees and credit derivatives. A prudent approach is taken with respect to haircuts, parameter setting for regular margin calls as well as expert judgements for collateral to ensure that market developments do not lead to a build-up of uncollateralised exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, Group of Six government bonds and third-party guarantees mostly from well rated banks and insurance companies (including Monoline insurers which are discussed in more detail in section “Financial Position – Exposure to Monoline Insurers”).

These financial institutions are mainly domiciled in Western European countries and the United States. Furthermore we obtain collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

Credit Quality of Financial Instruments neither Past Due nor Impaired

We generally derive our credit quality from internal ratings and group our exposures into classes as shown below.

Credit Quality of Financial Instruments neither Past Due nor Impaired

	Dec 31, 2012
in € m.[1]	iAAA-iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	24,957	1,528	989	193	171	47	27,885

Interest-earning deposits with banks	110,051	7,238	1,369	746	79	65	119,548

Central bank funds sold and securities purchased under resale agreements	1,605	32,560	1,332	877	140	56	36,570

Securities borrowed	14,668	7,322	1,213	438	306	–	23,947

Financial assets at fair value through profit or loss[2]	348,329	551,300	98,274	90,853	23,260	7,084	1,119,100

Financial assets available for sale[2]	30,077	8,303	4,076	1,913	515	1,964	46,848

Loans[3]	51,853	52,568	99,683	129,516	38,935	13,110	385,665

Other assets subject to credit risk	6,469	40,113	2,687	35,128	1,299	110	85,806

Financial guarantees and other credit related contingent liabilities[4]	9,064	19,192	21,304	11,460	4,886	2,455	68,361

Irrevocable lending commitments and other credit related commitments[4]	20,233	37,456	37,754	22,631	10,068	1,515	129,657

Total	617,306	757,580	268,681	293,755	79,659	26,406	2,043,387

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

Deutsche Bank	01 – Management Report	69
Financial Report 2012	Risk Report

	Dec 31, 2011
in € m.[1]	iAAA-iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	12,851	1,021	791	1,187	78	–	15,928

Interest-earning deposits with banks	149,285	7,982	1,692	2,747	145	149	162,000

Central bank funds sold and securities purchased under resale agreements	9,010	11,604	3,994	1,097	60	8	25,773

Securities borrowed	25,323	3,697	1,613	566	138	–	31,337

Financial assets at fair value through profit or loss[2]	503,403	492,467	107,143	73,098	14,953	13,348	1,204,412

Financial assets available for sale[2]	22,824	8,673	5,407	2,955	528	1,357	41,744

Loans[3]	66,822	59,737	97,116	119,631	37,923	18,698	399,927

Other assets subject to credit risk	13,980	22,998	8,100	42,200	556	387	88,221

Financial guarantees and other credit related contingent liabilities[4]	6,535	24,409	21,003	13,986	6,051	1,669	73,653

Irrevocable lending commitments and other credit related commitments[4]	21,152	37,895	36,659	21,066	9,152	2,071	127,995

Total	831,186	670,483	283,518	278,533	69,584	37,687	2,170,991

[1]	All amounts at carrying value unless otherwise indicated. Numbers for 2011 adjusted.
[2]	Excludes equities, other equity interests and commodities.
[3]	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
[4]	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Financial assets at fair value through profit and loss saw a material fall in gross exposures (i.e., before credit enhancements) principally driven by a reduction of positive market values of derivatives. On a net basis after credit enhancements portfolio quality has remained broadly stable and heavily biased towards investment grade-rated counterparties. Our loan portfolio quality remained robust with a significant reduction to lowest rated counterparties in “iCCC and below” by 30 % to € 13.1 billion.

Main Credit Exposure Categories

The tables in this section show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter (“OTC”) derivatives, traded loans, traded bonds, debt securities available for sale and Repo and repo-style transactions:

—	“Loans” are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
—	“Irrevocable lending commitments” consist of the undrawn portion of irrevocable lending-related commitments.
—	“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and others (mainly indemnity agreements).
—

“OTC derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

—

“Traded loans” are loans that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold. From a regulatory perspective this category principally covers trading book positions.

—

“Traded bonds” include bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term. From a regulatory perspective this category principally covers trading book positions.

—

“Debt securities available for sale” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.

—	“Repo and repo-style transactions” consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions after application of netting and collateral received.

Deutsche Bank	01 – Management Report	70
Financial Report 2012	Risk Report

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of our main credit exposure: brokerage and securities related receivables, interest-earning deposits with banks, cash and due from banks, assets held for sale and accrued interest receivables. Excluded as well are traditional securitization positions and equity investments, which are dealt with specifically in the sections “Securitization” and “Nontrading Market Risk – Investment Risk” and “Nontrading Market Risk – Equity Investments Held”, respectively.

Main Credit Exposure Categories by Business Divisions

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	54,155	100,617	8,741	53,629	14,052	133,519	10,517	189,681	564,911

Global Transaction Bank	58,882	9,392	51,590	732	827	52	133	2,965	124,573

Asset & Wealth Management	29,560	3,503	2,824	555	21	7,540	3,044	76	47,123

Private & Business Clients	209,228	14,503	1,764	1,150	–	80	17,931	20,936	265,592

Non-Core Operations	49,860	1,451	3,353	6,373	3,250	11,699	12,485	150	88,621

Consolidation & Adjustments	290	191	89	5	2	64	45	–	686

Total	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	58,428	99,219	12,412	65,145	12,913	134,394	3,006	180,020	565,537

Global Transaction Bank	57,876	8,916	52,479	815	436	50	1,025	2,749	124,346

Asset & Wealth Management	27,638	3,225	3,038	1,042	–	6,991	2,498	627	45,059

Private & Business Clients	207,653	14,089	2,330	829	–	14	16,563	12,182	253,660

Non-Core Operations	64,721	2,459	3,345	11,790	4,689	12,839	16,246	6,076	122,165

Consolidation & Adjustments	360	87	49	3	1	45	43	–	588

Total	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our main credit exposure decreased by € 19.8 billion.

—

From a divisional perspective, a significant reduction of € 33.5 billion has been achieved by the recently established NCOU partly offset by an increase in PBC exposure (€ 11.9 billion) mainly driven by Repo and repo-style transactions due to reduced nettable contracts where excess liquidity has been invested in repo transactions.

—

From a product perspective, exposure reductions have been recorded for Loans (€ 14.7 billion) and OTC derivatives (€ 17.2 billion) partly offset by an increase in Repo and repo-style transactions (€ 12.2 billion).

Deutsche Bank	01 – Management Report	71
Financial Report 2012	Risk Report

Main Credit Exposure Categories by Industry Sectors

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	27,849	22,083	16,021	32,673	2,720	34,750	15,280	207,476	358,852

Fund management activities	16,777	6,248	2,063	4,583	536	7,324	1,092	18	38,641

Manufacturing	23,203	30,347	18,899	1,626	2,395	3,545	482	—	80,497

Wholesale and retail trade	17,026	8,799	6,080	757	546	1,121	149	—	34,478

Households	180,974	12,273	2,593	730	1,380	7	—	45	198,002

Commercial real estate activities	45,225	2,677	691	1,567	2,355	1,335	68	—	53,918

Public sector	15,378	1,370	107	6,319	318	87,291	25,095	1,027	136,905

Other	75,543[5]	45,860	21,907	14,189	7,902	17,581	1,989	5,242	190,213

Total	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]	Loan exposures for Other include lease financing.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	35,308	22,553	17,668	50,657	2,416	38,079	15,887	193,621	376,189

Fund management activities	24,952	4,931	2,432	8,943	1,008	7,688	1,127	396	51,477

Manufacturing	22,754	31,297	19,608	3,279	1,290	3,205	697	2	82,132

Wholesale and retail trade	15,045	8,412	5,527	610	392	1,218	251	36	31,491

Households	174,188	10,613	2,706	1,082	2,199	57	—	26	190,871

Commercial real estate activities	46,143	2,877	2,348	2,187	2,526	508	53	110	56,752

Public sector	16,412	1,479	104	8,625	263	88,036	18,872	740	134,531

Other	81,874[5]	45,833	23,260	4,241	7,945	15,542	2,494	6,723	187,912

Total	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]	Loan exposures for Other include lease financing.

From an industry perspective, our credit exposure is lower compared to last year in Banks and Insurance (€ 17.3 billion) and Funds management activities (€ 12.8 billion), partly offset by an increase in Households (€ 7.1 billion) primarily in Loans, reflecting the overall growth of our retail book.

Loan exposures to the industry sectors banks and insurance, manufacturing and public sector comprise predominantly investment grade variable rate loans which are held to maturity. The portfolio is subject to the same credit underwriting requirements stipulated in our Principles for Managing Credit Risk, including various controls according to single name, country, industry and product-specific concentration.

Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) an underwriting credit committee and/or the Management Board. High emphasis is placed on structuring such transactions to ensure de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined in the description of our Credit Portfolio Strategies Group’s activities.

Deutsche Bank	01 – Management Report	72
Financial Report 2012	Risk Report

Our household loans exposure amounting to € 181 billion as of December 31, 2012 (€ 174 billion as of December 2011) is principally associated with our PBC portfolio. € 142 billion (78%) of the portfolio comprises mortgages, of which € 112 billion are held in Germany. The remaining exposures (€ 39 billion, 22%) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding real estate value. Consumer finance is divided into personal installment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (e.g., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer Finance loan risk depends on client quality. Given that they are uncollateralized, compared to mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan-to-value (LTV) ratios, the mortgage portfolio is categorized as lower risk and consumer finance medium risk.

Our commercial real estate loans are generally originated for distribution as securities (CMBS) or in the bank syndication market and accounted for as financial assets at fair value through profit and loss, with the exception of Postbank commercial real estate loans which are generally held to maturity and not sold in the secondary market. Loans are generally secured by first mortgages on the underlying real estate property, and follow the credit underwriting requirements stipulated in the Principles for Managing Credit Risk noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as LTV ratios of generally less than 75%. Additionally given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values.

Excluding the exposures transferred into the NCOU, the Commercial Real Estate Group does not normally retain mezzanine or other junior tranches of debt, though the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for securitization are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment grade). In addition, sub-performing and non-performing loans and pools of loans are generally acquired from other financial institutions at substantial discounts to both the notional amounts and current collateral values. The underwriting process is stringent and the exposure is managed under a separate portfolio limit. We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category Other loans, with exposure of € 76 billion as of December 31, 2012 (€ 82 billion as of December 31, 2011), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Deutsche Bank	01 – Management Report	73
Financial Report 2012	Risk Report

Our credit exposure to our ten largest counterparties accounted for 11 % of our aggregated total credit exposure in these categories as of December 31, 2012 compared to 8 % as of December 31, 2011. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Residual contract maturity profile of the main credit exposure categories (unaudited)

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
< 1 year	126,091	30,601	35,777	12,561	3,516	36,043	5,702	211,868	462,159

1 year – 5 years	96,668	82,179	23,996	17,821	8,513	42,794	21,110	1,817	294,898

> 5 years	179,216	16,877	8,588	32,062	6,123	74,117	17,343	123	334,449

Total credit risk exposure	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
< 1 year	135,407	34,414	39,203	14,094	4,384	40,594	6,386	197,434	471,916

1 year – 5 years	102,883	76,998	20,918	21,486	8,695	38,045	14,339	4,136	287,500

> 5 years	178,386	16,583	13,532	44,044	4,960	75,694	18,656	84	351,939

Total credit risk exposure	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Average credit risk exposure held over the four quarters (unaudited)

	2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Total average credit risk exposure	409,002	131,348	68,680	68,334	17,164	162,498	42,529	229,549	1,129,104

Total credit risk exposure at year-end	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Total average credit risk exposure	407,212	125,310	68,988	69,490	19,651	174,242	40,797	206,014	1,111,704

Total credit risk exposure at year-end	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Deutsche Bank	01 – Management Report	74
Financial Report 2012	Risk Report

Main credit exposure categories by geographical region

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	199,280	24,301	14,863	3,159	309	15,960	12,794	24,526	295,192

Western Europe (excluding Germany)	104,342	33,922	19,279	29,478	5,752	31,529	25,802	50,346	300,450

Eastern Europe	10,187	1,479	1,926	1,075	2,314	4,246	303	380	21,910

North America	52,560	63,302	19,883	18,423	7,386	63,718	2,500	100,779	328,551

Central and South America	4,747	756	1,343	1,053	518	4,812	57	2,694	15,980

Asia/Pacific	29,120	5,253	10,061	9,165	1,761	31,781	2,699	34,621	124,461

Africa	1,635	587	1,006	17	88	766	–	462	4,561

Other	104	57	–	74	24	142	–	–	401

Total	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1] Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	199,442	24,448	15,408	5,148	376	17,445	7,848	24,207	294,322

Western Europe (excluding Germany)	115,782	32,399	19,460	35,932	5,720	29,720	24,910	53,520	317,443

Eastern Europe	9,387	1,357	1,682	135	2,001	2,331	369	548	17,810

North America	54,962	63,318	23,884	28,070	7,482	65,424	5,523	79,014	327,677

Central and South America	4,775	852	1,803	396	499	4,936	79	2,524	15,864

Asia/Pacific	30,291	4,791	10,425	9,011	1,815	33,836	628	41,417	132,214

Africa	1,502	598	991	888	127	611	7	424	5,148

Other	535	232	–	44	19	30	17	–	877

Total	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1] Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.

[3]    Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our largest concentration of credit risk within loans from a regional perspective was in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business. Within the OTC derivatives business our largest concentrations were in Western Europe (excluding Germany) and North America, with a significant share in highly rated banks and insurance companies for which we consider the credit risk to be limited.

Our largest concentrations of credit risk within tradable assets from a regional perspective were in North America and Western Europe (excluding Germany), with a significant share in public sector and banks and insurance companies. Within the repo and repo-style transactions our largest concentrations were in North America and Western Europe (excluding Germany), with a significant share in highly rated banks and insurance companies.

Our overall loan book as of December 31, 2012 decreased to € 402 billion versus € 417 billion as of December 31, 2011. The decrease in OTC derivatives (€ 17 billion) is mainly in North America and Western Europe (excluding Germany). The decrease in loans (€ 15 billion) was mainly in Western Europe (excluding Germany) and North America with banks and insurance and fund management activities. The increase in repo and repo-style transactions (€ 12 billion) was primarily in positions with banks and insurance companies within North America, partly offset with decreases in Asia/Pacific region.

Deutsche Bank	01 – Management Report	75
Financial Report 2012	Risk Report

Credit Risk Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns around sovereign risk caused by the wider European sovereign debt crisis as evidenced by widening and volatile credit default swap spreads. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined separately. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Dec 31, 2012	Dec 31, 2011
Greece	646	840

Ireland	1,443	1,570

Italy	19,068	18,064

Portugal	1,187	1,733

Spain	12,664	12,750

Total	35,008	34,957

Net credit risk exposure is up € 51 million since year-end 2011. This was primarily driven by increases in Italy from higher trading positions, largely offset by reductions in Portugal and Spain related to financial institutions, exposure in the Postbank portfolio as well as in Greek government bonds mainly due to the participation in the Greek debt restructuring in March 2012. Cyprus credit exposure is also closely monitored in light of rising sovereign risk and is currently at a relatively low level of € 38 million (based on a risk management view).

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically under collateral agreements, with the majority of Spanish financial institutions exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain, where it is driven mainly by our derivatives positions and participation in government bond auctions.

Deutsche Bank	01 – Management Report	76
Financial Report 2012	Risk Report

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these European countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions predominantly in relation to derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included within the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]
in € m.	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Greece
Gross	40	448	715	576	1,501	1,287	9	8	–	–	2,265	2,319
Undrawn	–	–	8	5	160	121	2	2	–	–	170	128
Net	39	448	67	105	356	324	3	2	–	–	465	879

Ireland
Gross	932	420	1,427	3,472	6,505	8,436	56	61	4,292[3]	6,484[3]	13,212	18,873
Undrawn	–	–	14	4	1,581	1,130	2	3	366[3]	340[3]	1,963	1,477
Net	400	181	1,005	1,755	4,661	6,593	7	9	2,914[3]	5,084[3]	8,987	13,622

Italy
Gross	3,059	1,811	7,041	5,198	8,706	9,449	20,291	19,842	127	373	39,224	36,673
Undrawn	1	2	809	637	3,162	3,581	261	308	–	–	4,233	4,528
Net	2,969	1,767	3,150	2,296	6,619	6,670	7,749	8,480	(73)	173	20,414	19,386

Portugal
Gross	258	165	453	880	1,548	1,502	2,375	2,415	33	36	4,667	4,998
Undrawn	–	–	52	33	188	130	5	30	–	–	245	193
Net	153	(45)	319	519	769	727	501	364	32	36	1,774	1,601

Spain
Gross	1,659	1,322	5,483	7,198	10,301	10,199	11,106	11,487	216	182	28,765	30,388
Undrawn	–	–	563	313	2,690	3,257	547	593	–	–	3,800	4,163
Net	1,659	1,318	3,561	5,740	7,688	7,152	1,789	2,018	144	93	14,841	16,321

Total gross	5,948	4,166	15,119	17,324	28,561	30,873	33,837	33,813	4,668	7,075	88,133	93,251
Total undrawn	1	2	1,446	992	7,781	8,219	817	936	366	340	10,411	10,489
Total net[4]	5,220	3,669	8,102	10,415	20,093	21,466	10,049	10,873	3,017	5,386	46,481	51,809

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2011. There are no other sovereign related impaired exposures included.
[2]	Approximately 77 % of the overall net exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 231 million as of December 31, 2012 and € 240 million as of December 31, 2011.

Total net exposure to the above selected eurozone countries decreased by € 5.3 billion in 2012 driven largely by reductions in exposure to Ireland, primarily to corporates, but also to Other, as well as by reduced exposure to financial institutions in Spain.

Deutsche Bank	01 – Management Report	77
Financial Report 2012	Risk Report

Aggregate net credit risk to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	324	296	23	5	58	73	455

Ireland	2,188	2,181	2,982	978	1,387	2,922	10,450

Italy	11,345	10,615	3,815	1,585	4,132	(2,312)	17,835

Portugal	939	901	379	202	323	434	2,239

Spain	5,986	5,481	3,269	3,254	591	1,842	14,437

Total	20,782	19,474	10,468	6,024	6,491	2,959	45,416

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

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Notional amounts			Dec 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,396	(1,386)	10	(8)

Ireland	8,280	(9,743)	(1,463)	55

Italy	60,638	(58,059)	2,579	145

Portugal	10,744	(11,209)	(465)	(5)

Spain	30,408	(30,004)	404	(8)

Total	111,466	(110,401)	1,065	179

	Notional amounts			Dec 31, 2011
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	8,284	(8,209)	75	(75)

Ireland	11,203	(12,380)	(1,177)	51

Italy	59,890	(59,361)	529	32

Portugal	12,744	(13,463)	(719)	36

Spain	35,267	(35,416)	(149)	68

Total	127,388	(128,829)	(1,441)	112

Deutsche Bank	01 – Management Report	78
Financial Report 2012	Risk Report

In line with common industry practice, we use credit default swaps (CDS) as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of reference entity to meeting contractual obligations (e.g., interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. While we clearly focus on net risk including hedging/collateral we also very intensively review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected.

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the credit risk section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our country risk and industry risk sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries, portfolio de-risking initiatives and stress testing.

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instrument and underlying asset to neutralize the maturity mismatch.

The stress tests we conducted were mainly focused on assessing potential sensitivities in terms of credit, market and liquidity risk in the case of extreme shock events such as a disorderly exit of a eurozone member. These included indirect exposures and assessed the impact of revaluation events and contagion effects on certain portfolios outside Greece, Ireland, Italy, Portugal and Spain (the GIIPS countries) deemed most likely to be indirectly affected by an escalation in the eurozone crisis. In addition, assessments of the potential indirect impact of such an escalation were carried out on collateral values.

The key input parameters included within these stress tests were based on a number of market-related assumptions, including ones relating to GDP, FX, interest rates and fluctuations in the capital markets. These assumptions were provided by our internal macro-economic department, “Deutsche Bank research”. The stress scenarios were discussed with and signed-off by our Stress Test Oversight Committee, which is the central governance committee dealing with the Banks Group Wide Stress Test. Key outputs from these stress tests included credit-relevant metrics, and the stress tests were designed to assess P&L, capital and liquidity implications for the Bank. These outputs were taken into consideration in defining the required risk-mitigating actions.

Our internal risk controls have been further enhanced through the establishment of a governance framework intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures. This includes a holistic impact analysis based on the above-mentioned scenarios, including the domino impact of a worsening crisis, potential revaluations of new currencies in a “euro exit” of specific countries, regular evaluation of redenomination risk and assessment of product, contractual and jurisdictional specifics in close cooperation with our legal department. However, significant uncertainties still remain in evaluating these risks, in particular redenomination risk where it is highly uncertain which assets and liabilities would be impacted and the scale of any losses which would result. Key considerations include (i) the governing law of the relevant obligation; (ii) the location of performance; (iii) whether or not counterparties default and (iv) the scale of the devaluation of the new currency.

Deutsche Bank	01 – Management Report	79
Financial Report 2012	Risk Report

The above mentioned financial impact analyses are complimented by operational contingency measures that assess the Bank’s crisis management capabilities (roadmap to respond to a crisis event) as well as operational readiness such as the introduction of a new currency into the system environment.

Overall, we have actively managed our exposures to GIIPS countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

We have internally analyzed the Bank’s potential redenomination and revaluation risk to selected eurozone countries under several different assumptions with the total volume of assets and liabilities at risk varying significantly depending on which assumptions are made. We believe that a quantification of redenomination and revaluation risk would need to be interpreted within the context of each individual risk assessment, based on the internal assumptions we made, but for which we have no ability to predict whether they are more or less likely to occur. As a result, we believe that quantification would not provide meaningful information for the reader.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

Following the October 26, 2011 Euro Summit Statement and the February 21, 2012 Eurogroup Statement, on February 24, 2012 the Greek government made an invitation to private sector holders of bonds issued or guaranteed by the Greek government to participate in a debt exchange offer and/or consent solicitations, referred to as the Private Sector Involvement (“PSI”). The bonds invited to participate in the PSI had an aggregate outstanding face amount of approximately € 206 billion. The debt exchange offer and consent solicitations were aimed at maximizing the PSI in the overall support package being offered to Greece, in conjunction with the support provided by the official sector (IMF, EU, ECB), thereby mitigating the likelihood of Greece defaulting on its obligations.

In March 2012, we participated in the exchange offer and consent solicitations with all our Greek Government Bonds (“GGB”) eligible in this respect. Under the PSI, GGB holders received in exchange for their GGBs (i) new bonds issued by the Greek government having a face amount equal to 31.5 % of the face amount of their exchanged bonds, (ii) European Financial Stability Facility (“EFSF”) notes with a maturity of two years or less having a face amount of 15 % of the face amount of their exchanged bonds and (iii) detachable securities linked to Greece’s gross domestic product issued by the Greek government having a notional amount equal to the face amount of each holder’s new bonds. The Greek government also delivered short-term EFSF notes to discharge all unpaid interest accrued up to February 24, 2012 on exchanged bonds.

The bonds that we tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

The information provided below on our sovereign credit risk exposure to certain eurozone Countries includes, in the figures as of December 31, 2012, the Greek government bonds received as part of the rescheduling.

Deutsche Bank	01 – Management Report	80
Financial Report 2012	Risk Report

Sovereign credit risk exposure to certain eurozone countries
	Dec 31, 2012				Dec 31, 2011
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	39	–	39	–	433	15	448	(50)

Ireland	355	45	400	(4)	208	(27)	181	(21)

Italy	847	2,122	2,969	159	176	1,591	1,767	1

Portugal	258	(105)	153	(4)	116	(161)	(45)	16

Spain	1,544	115	1,659	(4)	1,026	292	1,318	(13)

Total	3,043	2,177	5,220	147	1,959	1,710	3,669	(67)

[1]    Includes debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.

[2]    The amounts reflect the net fair value (i.e., counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.

The above shown amounts reflect a net country of domicile view of our sovereign exposure. With the exception of Greece, the increase compared to year-end 2011 mainly reflects market making activities as well as fair value changes from market price movements occurring within 2012. The exposure decrease to Greece reflects our participation in the aforementioned debt exchange.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of December 31, 2012, amounted to € 797 million for Italy and € 591 million for Spain and, as of December 31, 2011 amounted to € 546 million for Italy and € 752 million for Spain.

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Dec 31, 2012				Dec 31, 2011
in € m.	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	24		15	39	197		25	222

Ireland	28		27	55	(32)		7	(25)

Italy	(3,974)	[2]	3,279	(695)	(3,325)	[2]	2,332	(993)

Portugal	150		59	209	81		4	85

Spain	734		29	763	52		28	80

Total	(3,038)		3,409	371	(3,027)		2,396	(631)

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Dec 31, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)
Greece	–	–	–	211	494	(368)

Ireland	300	213	–	232	213	–

Italy	741	720	–	625	724	–

Portugal	48	46	–	31	46	–

Spain	201	194	–	193	194	–

Total	1,290	1,173	–	1,292	1,671	(368)

Deutsche Bank	01 – Management Report	81
Financial Report 2012	Risk Report

Credit Exposure from Lending

Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. An overview of these processes is described in the credit risk section of this Risk Report.

Loan book categories segregated into a lower, medium and higher risk bucket

	Dec 31, 2012		Dec 31, 2011[1]
in € m.	Total	thereof: Non-Core	Total	thereof: Non-Core
Lower risk bucket:
PBC Mortgages	151,078	8,579	145,511	9,457
Investment-Grade/German Mid-Cap	42,906	3,356	49,657	3,986
GTB	58,882	–	57,876	–
PWM	30,666	1,106	28,832	1,194
PBC small corporates	18,745	1,833	19,116	1,146
Government collateralized/structured transactions	1,149	–	3,615	2,450
Corporate Investments	2,464	2,464	6,707	6,707

Sub-total lower risk bucket	305,890	17,338	311,314	24,940

Moderate risk bucket:
PBC Consumer Finance	20,316	1,303	18,996	1,266
Asset Finance (Deutsche Bank sponsored conduits)	14,786	6,395	17,651	8,365
Collateralized hedged structured transactions	13,176	3,642	15,012	5,136
Financing of pipeline assets[2]	4,312	1,316	6,619	1,639

Sub-total moderate risk bucket	52,590	12,656	58,278	16,406

Higher risk bucket:
Commercial Real Estate[3]	27,285	14,784	28,398	16,473
Leveraged Finance[4]	5,095	744	5,019	1,318
Other[5]	11,115	4,336	13,667	5,584

Sub-total higher risk bucket	43,495	19,864	47,084	23,375

Total loan book	401,975	49,858	416,676	64,721

[1]	Amounts for December 31, 2011 reflect the new business division structure established in 2012.
[2]

Thereof vendor financing on loans sold in Leveraged Finance amounting to € 3.0 billion and in Commercial Real Estate amounting to € 1.3 billion as of December 31, 2012 (€ 5.0 billion and € 1.6 billion as of December 31, 2011, respectively).

[3]	Includes loans from CMBS securitizations.
[4]	Loans mainly relate to CPSG.
[5]	Includes other smaller loans predominately in our CB&S business division.

The majority of our low risk exposures is associated with our PBC retail banking activities. 76 % of our loan book at December 31, 2012 was in the low risk category, broadly in line with the prior year end.

Our higher risk bucket predominantly relates to commercial real estate exposures. Our credit risk management approach puts strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios. The overall commercial real estate exposures decreased by € 1.1 billion at December 31, 2012.

Impaired loans and allowance for loan losses for our higher-risk loan bucket

	Dec 31, 2012				Dec 31, 2011[1]
	Total		thereof: Non-Core		Total		thereof: Non-Core
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	2,065	554	1,318	353	2,225	360	1,457	226

Leveraged Finance	64	81	4	3	158	148	93	85

Other	576	160	539	134	626	180	599	143

Total	2,705	795	1,861	490	3,009	688	2,149	454

[1]	Amounts for December 31, 2011 reflect the new business division structure established in 2012. 2011 numbers adjusted.

Deutsche Bank	01 – Management Report	82
Financial Report 2012	Risk Report

The above decrease in impaired loans in our higher risk loan bucket was driven by a reduction in larger commercial real estate loans in relation to Postbank which only had small impairment charges due to fair value adjustments at consolidation.

The increase in allowance for loan losses with regard to commercial real estate was primarily caused by increased provisions for existing impaired loans in relation to Postbank.

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

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties.

in € m.	Dec 31, 2012
Ratingband	Probability of default	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	48,992	20,233	9,064	23,043	30,054	131,386

iA	0.04-0.11%	43,047	37,456	19,192	22,308	8,186	130,189

iBBB	0.11-0.5%	53,804	37,754	21,304	7,713	3,788	124,363

iBB	0.5-2.27%	45,326	22,631	11,460	5,778	1,749	86,944

iB	2.27-10.22%	17,739	10,068	4,886	2,415	227	35,335

iCCC and below	10.22-100%	13,062	1,515	2,455	1,187	151	18,370

Total		221,970	129,657	68,361	62,444	44,155	526,587

[1]	Includes impaired loans mainly in category CCC and below amounting to € 6.1 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

in € m.	Dec 31, 2011
Ratingband	Probability of default	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	51,321	21,152	6,535	37,569	22,753	139,330

iA	0.04-0.11%	45,085	37,894	24,410	17,039	8,581	133,009

iBBB	0.11-0.5%	59,496	36,659	21,002	12,899	5,109	135,165

iBB	0.5-2.27%	50,236	21,067	13,986	7,478	2,303	95,071

iB	2.27-10.22%	17,650	9,152	6,051	3,007	263	36,123

iCCC and below	10.22-100%	18,148	2,071	1,669	1,632	371	23,891

Total		241,936	127,995	73,653	79,624	39,381	562,589

[1]	Includes impaired loans mainly in category CCC and below amounting to € 6.3 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

Our corporate credit exposure has declined by 6 % since December 31, 2011 to € 526.6 billion. Reductions have been primarily recorded for Loans (€ 20.0 billion) and OTC derivatives (€ 17.2 billion). Overall, the quality of corporate credit exposure has improved with 73 % rated investment grade compared to 72 % as of December 31, 2011. The loan exposure shown in the table above does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that our loan book is well-diversified. The decrease in our OTC derivatives exposure, primarily took place in relation to investment grade counterparties. The OTC derivatives exposure does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into

Deutsche Bank	01 – Management Report	83
Financial Report 2012	Risk Report

account, the remaining current credit exposure was significantly lower, adequately structured, enhanced or well-diversified and geared towards investment grade counterparties. The increase in our debt securities available for sale exposure in comparison to December 31, 2011 is mainly to the strongest counterparties in the rating band iAAA-iAA.

Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group (“CPSG”) helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG’s risk reduction activities decreased by 17 % from € 55.3 billion as of December 31, 2011, to € 45.7 billion as of December 31, 2012, due to a decrease in the notional of loans requiring hedging and a reduction in hedges used to manage market risk.

As of year-end 2012, CPSG held credit derivatives with an underlying notional amount of € 27.9 billion. The position totaled € 37.6 billion as of December 31, 2011. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG also mitigated the credit risk of € 17.8 billion of loans and lending-related commitments as of December 31, 2012, through synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 17.7 billion as of December 31, 2011.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 40.0 billion as of December 31, 2012, from € 48.3 billion as of December 31, 2011. By reporting loans and commitments at fair value, CPSG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at amortized cost while derivative hedges are reported at fair value.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Consumer credit exposure Germany:	139,939	135,069	0.84%	0.95%	0.29%	0.49%
Consumer and small business financing	20,137	19,805	1.20%	1.88%	1.20%	1.55%
Mortgage lending	119,802	115,264	0.78%	0.79%	0.14%	0.31%

Consumer credit exposure outside Germany	40,065	39,672	4.58%	3.93%	0.66%	0.61%
Consumer and small business financing	13,448	13,878	9.01%	7.22%	1.52%	1.31%
Mortgage lending	26,617	25,794	2.34%	2.15%	0.23%	0.23%

Total consumer credit exposure[2]	180,004	174,741	1.67%	1.63%	0.38%	0.52%

[1]

Releases of allowances for credit losses established by consolidated entities prior to their consolidation are not included in the ratio until December 31, 2011 but recorded through net interest income (for detailed description see next section “Impairment Loss and Allowances for Loan Losses”). Taking such amounts into account, the net credit costs as a percentage of total exposure would have amounted to 0.42 % as of December 31, 2011. In 2012 releases of our consolidated entities are included in the net credit costs.

[2]	Includes impaired loans amounting to € 4.2 billion as of December 31, 2012 and € 3.8 billion as of December 31, 2011.

The volume of our total consumer credit exposure increased by € 5.3 billion, or 3.0%, from year-end 2011 to December 31, 2012. Postbank contributed a net exposure increase of € 1.0 billion, or 1.3%, mainly originated in Germany. The volume excluding Postbank rose by € 4.3 billion, or 4.4%, mainly driven by our mortgage lending activities in Germany (up € 4.1 billion). As part of our growth strategy the consumer credit exposure increased in Poland, mainly mortgage lending, by € 725 million and in India by € 174 million. The volume in Spain decreased by € 440 million and in Portugal by € 108 million following our ongoing de-risking strategy.

Deutsche Bank	01 – Management Report	84
Financial Report 2012	Risk Report

The 90 days or more past due ratio in Germany declined in 2012 driven mainly by a sale of non-performing loans, in addition to benefiting from the favourable economic environment. Apart from the economic development in the rest of Europe the increase in the ratio outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching 270 days past due (180 days past due for credit cards), are now provisioned based on the level of historical loss rates, which are derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more past due exposure as the change increased the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the aforementioned sale of nonperforming loans, but also due to the favourable economic developments in the German market.

Consumer mortgage lending exposure grouped by loan-to-value buckets1

Dec 31, 2012
≤ 50%	71%

> 50 ≤ 70%	16%

> 70 ≤ 90%	8%

> 90 ≤ 100%	2%

> 100 ≤ 110%	1%

> 110 ≤ 130%	1%

> 130%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total exposure divided by the current assessed value of the respective properties. These values are updated on a regular basis. The exposure of transactions that are additionally backed by liquid collaterals is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collaterals. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of December 31, 2012, 71 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%.

Credit Exposure from Derivatives

Exchange-traded derivative transactions (e.g., futures and options) are regularly settled through a central counterparty, the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions (“OTC clearing”); we thereby benefit from the credit risk mitigation achieved through the central counterparty’s settlement system.

Deutsche Bank	01 – Management Report	85
Financial Report 2012	Risk Report

Both the Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) and the European Regulation (EU) No 548/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) will introduce mandatory OTC Clearing for standardized OTC derivative transactions as well as margin requirements for uncleared OTC derivative transaction. The implementation of DFA and EMIR will further increase our use of credit risk mitigation.

The notional amount of OTC derivatives settled through central counterparties amounted to € 10.0 trillion as of December 31, 2012, and to € 10.8 trillion as of December 31, 2011.

Notional amounts and gross market values of derivative transactions

Dec 31, 2012	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	15,419,788	15,366,636	10,478,308	41,264,732	584,620	554,944	29,676
Exchange-traded	2,899,159	1,169,563	4,114	4,072,836	153	144	9

Total Interest rate related	18,318,947	16,536,199	10,482,422	45,337,568	584,773	555,088	29,685

Currency related:
OTC	4,290,214	1,188,952	428,949	5,908,115	94,639	101,738	(7,099)
Exchange-traded	19,381	470	–	19,851	8	7	1

Total Currency related	4,309,595	1,189,422	428,949	5,927,966	94,647	101,745	(7,098)

Equity/index related:
OTC	329,531	261,697	79,088	670,316	22,415	29,027	(6,612)
Exchange-traded	417,334	114,654	3,653	535,641	7,476	6,201	1,275

Total Equity/index related	746,865	376,351	82,741	1,205,957	29,891	35,228	(5,337)

Credit derivatives	499,717	1,914,989	207,623	2,622,329	49,733	46,648	3,085

Commodity related:
OTC	45,284	56,194	5,417	106,895	10,121	10,644	(523)
Exchange-traded	194,470	107,099	1,659	303,228	4,617	4,173	444

Total Commodity related	239,754	163,293	7,076	410,123	14,738	14,817	(79)

Other:
OTC	62,890	23,991	399	87,280	2,887	2,818	69
Exchange-traded	12,533	1,278	5	13,816	18	36	(18)

Total Other	75,423	25,269	404	101,096	2,905	2,854	51

Total OTC business	20,647,424	18,812,459	11,199,784	50,659,667	764,415	745,819	18,596

Total exchange-traded business	3,542,877	1,393,064	9,431	4,945,372	12,272	10,561	1,711

Total	24,190,301	20,205,523	11,209,215	55,605,039	776,687	756,380	20,307

Positive market values after netting and cash collateral received	–	–	–	–	70,054	–	–

Deutsche Bank	01 – Management Report	86
Financial Report 2012	Risk Report

Dec 31, 2011	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	17,946,681	17,288,349	12,014,092	47,249,122	595,127	574,791	20,336
Exchange-traded	635,771	179,024	6,282	821,077	101	50	51

Total Interest rate related	18,582,452	17,467,373	12,020,374	48,070,199	595,228	574,841	20,387

Currency related:
OTC	4,357,876	1,201,265	415,234	5,974,375	112,784	116,134	(3,350)
Exchange-traded	7,521	663	7	8,191	140	24	116

Total Currency related	4,365,397	1,201,928	415,241	5,982,566	112,924	116,158	(3,234)

Equity/index related:
OTC	294,563	334,739	88,739	718,041	29,682	35,686	(6,004)
Exchange-traded	206,953	71,092	2,310	280,355	5,764	2,000	3,764

Total Equity/index related	501,516	405,831	91,049	998,396	35,446	37,686	(2,240)

Credit derivatives	673,814	2,473,620	537,723	3,685,157	101,115	92,988	8,127

Commodity related:
OTC	84,681	112,629	4,687	201,997	13,949	14,077	(128)
Exchange-traded	72,321	42,353	673	115,347	2,718	2,636	82

Total Commodity related	157,002	154,982	5,360	317,344	16,667	16,713	(46)

Other:
OTC	77,574	38,746	2,956	119,276	5,516	4,895	621
Exchange-traded	19,704	2,781	22	22,507	247	324	(77)

Total Other	97,278	41,527	2,978	141,783	5,763	5,219	544

Total OTC business	23,435,189	21,449,348	13,063,431	57,947,968	858,173	838,571	19,602

Total exchange-traded business	942,270	295,913	9,294	1,247,477	8,970	5,033	3,937

Total	24,377,459	21,745,261	13,072,725	59,195,445	867,143	843,604	23,539

Positive market values after netting and cash collateral received	–	–	–	–	84,272	–	–

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Positive market values or replacement costs of derivative transactions (unaudited)

	Dec 31, 2012				Dec 31, 2011
in € m.[1]	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral	Positive market values after netting and collateral agreements
Interest rate related	578,128	490,905	61,838	25,384	587,718	502,390	51,645	33,683

Currency related	93,797	71,525	8,091	14,181	112,924	86,403	9,477	17,044

Equity/index related	29,621	19,209	2,061	8,352	35,412	23,368	3,344	8,700

Credit derivatives	49,285	39,677	2,459	7,149	101,113	84,747	6,002	10,364

Commodity related	14,701	8,231	649	5,821	16,648	12,602	809	3,236

Other	2,783	2,244	392	147	5,768	4,743	515	510

Total	768,315	631,791	75,490	61,034	859,583	714,253	71,793	73,537

[1]

Excludes for derivatives reported as other assets for December 31, 2012, and December 31, 2011, respectively, € 8.4 billion (€ 7.6 billion) positive market values before netting and collateral or € 791 million (€ 612 million) positive market values after netting and collateral.

[2]	Includes € 66.5 billion cash collateral and € 9 billion non-cash collateral as of December 31, 2012, and € 61.1 billion cash collateral and € 10.7 billion non-cash collateral as of December 31, 2011.

The above table shows the positive market values after netting and collateral, which represent only 8 % of the total IFRS positive market values. Apart from master netting agreements, we have entered into various types of collateral agreements (such as “CSAs” to master agreements), with the vast majority being bilateral.

Deutsche Bank	01 – Management Report	87
Financial Report 2012	Risk Report

Nominal volumes of credit derivative exposure (unaudited)

	Dec 31, 2012
	Used for own credit portfolio		Acting as intermediary
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	38,885	650	779,669	758,427	1,577,631

Credit default swaps – multi name	9,209	168	512,299	509,832	1,031,508

Total return swaps	919	1,759	6,388	4,124	13,190

Total notional amount of credit derivatives	49,013	2,577	1,298,356	1,272,383	2,622,329

[1]	Includes credit default swaps on indices and nth-to-default credit default swaps.

	Dec 31, 2011
	Used for own credit portfolio		Acting as intermediary
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	48,085	844	1,017,110	999,112	2,065,151

Credit default swaps – multi name	604	55	782,384	824,100	1,607,143

Total return swaps	454	927	6,416	5,066	12,863

Total notional amount of credit derivatives	49,143	1,826	1,805,910	1,828,278	3,685,157

[1]	Includes credit default swaps on indices and nth-to-default credit default swaps.

The tables split the exposure into the part held in the regulatory banking book, which is shown under the heading “used for own credit portfolio” and the part held in the regulatory trading book, referred to as “acting as intermediary”. The decrease in credit derivatives is primarily related to trade compression, de-risking activities and reduced volumes in the credit derivatives market.

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

The PFE profile of each counterparty is compared daily to a PFE limit profile set by the responsible credit officer. PFE limits are integral part of the overall counterparty credit exposure management in line with other limit types. Breaches of PFE limits at any one profile time point are highlighted for action within our credit risk management process. The EPE is directly used in the customer level calculation of the IRBA regulatory capital under the so-called internal model method (“IMM”), whereas AEE feeds as a loan equivalent into the Group’s credit portfolio model where it is combined with all other exposure to a counterparty within the respective simulation and allocation process (see Chapter “Monitoring Credit Risk”).

Deutsche Bank	01 – Management Report	88
Financial Report 2012	Risk Report

Credit Exposure from Nonderivative Trading Assets

Composition of nonderivative trading assets

in € m.	Dec 31, 2012	Dec 31, 2011
Government paper & agencies	94,597	95,336

Financial institutions & corporates	53,994	56,442

Equities	65,457	59,754

Traded loans	18,152	18,039

Other	13,338	11,353

Total nonderivative trading assets	245,538	240,924

Traded credit products such as bonds in our developed markets’ trading book are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2012			Dec 31, 2011[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	213,591	171,233	384,824	233,097	165,809	398,906

Past due loans, neither renegotiated nor impaired	1,562	4,366	5,928	1,579	5,057	6,636

Loans renegotiated, but not impaired	688	200	888	997	67	1,064

Impaired loans	6,129	4,206	10,335	6,262	3,808	10,070

Total	221,970	180,005	401,975	241,935	174,741	416,676

[1]	Numbers for 2011 adjusted.

Past Due Loans

Loans are considered to be past due if contractually agreed payments of principal and/or interest remain unpaid by the borrower, except if those loans are acquired through consolidation. The latter are considered to be past due if payments of principal and/or interest, which were expected at a certain payment date at the time of the initial consolidation of the loans, are unpaid by the borrower.

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2012	Dec 31, 2011
Loans less than 30 days past due	3,898	4,394

Loans 30 or more but less than 60 days past due	967	958

Loans 60 or more but less than 90 days past due	394	420

Loans 90 days or more past due	716	907

Total	5,975	6,678

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2012	Dec 31, 2011
Banks and insurance	3	77

Fund management activities	3	9

Manufacturing	473	233

Wholesale and retail trade	187	439

Households	3,781	4,425

Commercial real estate activities	888	814

Public sector	19	16

Other	621	665

Total	5,975	6,678

Deutsche Bank	01 – Management Report	89
Financial Report 2012	Risk Report

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2012	Dec 31, 2011
Germany	3,238	3,749

Western Europe (excluding Germany)	2,141	2,532

Eastern Europe	148	143

North America	397	165

Central and South America	4	14

Asia/Pacific	45	73

Africa	2	2

Other	–	–

Total	5,975	6,678

Our non-impaired past due loans decreased by € 703 million to € 6.0 billion as of December 31, 2012, largely due to a reduction in households in Germany and Western Europe (excluding Germany). 65 % of our non-impaired past due loans were less than 30 days past due and 54 % were with counterparties domiciled in Germany, while industry concentration was with households (63%).

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans

in € m.	Dec 31, 2012	Dec 31, 2011
Financial and other collateral	3,248	3,973

Guarantees received	167	158

Total	3,415	4,131

The reduction of the collateral held for our non-impaired past due loans of € 716 million mainly results from one customer and from the overall decrease of our non-impaired past due loans, both in Western Europe (excluding Germany).

Renegotiated Loans and Forbearances

Loans that have been renegotiated in such a way that we, for economic or legal reasons related to the borrower’s financial difficulties, granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans. As of December 31, 2012, the level of our renegotiated loans increased slightly by € 96 million or 4 % to € 2.5 billion compared to prior year-end, of which € 1.6 billion were impaired. Increases in renegotiated loans considered impaired were only partially compensated by an overall decrease in renegotiated loans considered non-impaired.

For economic or legal reasons we might close a forbearance agreement with a borrower who faces financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired. These forbearances are considered as renegotiations and disclosed accordingly.

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),

Deutsche Bank	01 – Management Report	90
Financial Report 2012	Risk Report

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

Within consolidations we acquired certain loans for which an impairment had been established previously by the consolidated entities. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired loans.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting policies regarding impairment loss and allowance for credit losses please refer to Note 01 “Significant Accounting Policies”.

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2012			Dec 31, 2011[1]			2012 increase (decrease) from 2011
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	1,005	721	72	1,197	930	78	(192)	(6)

Global Transaction Banking	1,014	464	46	639	332	52	375	(6)

Asset & Wealth Management	138	33	24	452	29	6	(314)	18

Private & Business Clients	4,188	2,071	49	3,759	1,572	42	429	7

Non-Core Operations Unit	3,990	1,407	35	4,023	1,298	32	(33)	3

Thereof: assets reclassified to loans and receivables according to IAS 39	1,499	488	33	1,482	444	30	17	3

Total	10,335	4,696	45	10,070	4,162	41	265	4

[1] Numbers for 2011 adjusted.

Deutsche Bank	01 – Management Report	91
Financial Report 2012	Risk Report

Impaired loans, allowance for loan losses and coverage ratios by industry

Dec 31, 2012	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	53	–	53	20	–	15	35	67

Fund management activities	127	1	128	1	0	44	45	35

Manufacturing	720	206	926	455	87	63	605	65

Wholesale and retail trade	355	199	554	207	95	34	336	61

Households	562	3,145	3,707	216	1,623	124	1,963	53

Commercial real estate activities	3,087	271	3,358	665	23	23	711	21

Public sector	–	–	–	–	0	2	2	–

Other	1,225	384	1,609	702	157	140	999	62

Total	6,129	4,206	10,335	2,266	1,985	445	4,696	45

Dec 31, 2011[1]	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	118	–	118	98	3	13	114	97

Fund management activities	917	–	917	322	–	211	533	58

Manufacturing	669	162	831	364	69	89	522	63

Wholesale and retail trade	330	138	468	164	75	33	272	58

Households	394	3,008	3,402	155	1,320	89	1,565	46

Commercial real estate activities	2,721	224	2,945	424	18	50	492	17

Public sector	–	–	–	–	–	1	1	–

Other	1,113	276	1,389	484	127	52	663	48

Total	6,262	3,808	10,070	2,011	1,612	538	4,162	41

[1]	Numbers for 2011 adjusted.

Impaired loans, allowance for loan losses and coverage ratios by region

Dec 31, 2012	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,822	1,793	3,615	783	817	129	1,729	48

Western Europe (excluding Germany)	3,276	2,200	5,476	1,116	1,012	180	2,308	42

Eastern Europe	137	207	344	53	156	11	220	64

North America	624	2	626	232	0	84	316	50

Central and South America	41	–	41	31	–	5	36	88

Asia/Pacific	229	4	233	51	0	28	79	34

Africa	–	–	–	–	–	3	3	–

Other	–	–	–	–	–	5	5	–

Total	6,129	4,206	10,335	2,266	1,985	445	4,696	45

Dec 31, 2011[1]	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,870	1,851	3,721	832	683	138	1,653	45

Western Europe (excluding Germany)	2,975	1,690	4,665	841	751	204	1,796	38

Eastern Europe	52	189	241	36	172	10	218	90

North America	1,058	75	1,133	193	1	152	345	30

Central and South America	40	0	40	28	–	6	35	87

Asia/Pacific	267	3	270	81	1	24	106	39

Africa	0	0	0	0	–	3	3	–

Other	–	0	0	–	4	2	6	–

Total	6,262	3,808	10,070	2,011	1,612	538	4,162	41

[1]	Numbers for 2011 adjusted.

Deutsche Bank	01 – Management Report	92
Financial Report 2012	Risk Report

Development of Impaired Loans

	Dec 31, 2012			Dec 31, 2011[1]
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	6,262	3,808	10,070	3,564	2,749	6,313

Classified as impaired during the year [2]	2,860	1,912	4,772	4,497	3,475	7,972

Transferred to not impaired during the year [2]	(1,932)	(930)	(2,862)	(1,230)	(1,811)	(3,041)

Charge-offs	(798)	(483)	(1,281)	(553)	(512)	(1,065)

Disposals of impaired loans	(249)	(122)	(371)	(9)	(76)	(85)

Exchange rate and other movements	(14)	21	7	(7)	(17)	(24)

Balance, end of year	6,129	4,206	10,335	6,262	3,808	10,070

[1]	Numbers for 2011 adjusted.
[2]	Includes repayments.

Our impaired loans increased by € 265 million to € 10.3 billion in 2012 as net new impaired loans of € 1.5 billion were partly offset by € 1.3 billion charge-offs. The overall increase is mainly attributable to a net increase of € 398 million in our collectively assessed impaired loans, predominantly relating to households in Western Europe (excluding Germany). This increase in collectively assessed impaired loans was partly compensated by a € 133 million net decrease in our individually assessed impaired loans, primarily caused by reductions from de-risking through sale or restructuring of exposures in North America which overcompensated increases in the commercial real estate sector and households in Western Europe (excluding Germany).

The impaired loan coverage ratio improved from 41 % to 45 % mainly attributable to Postbank. At change of control, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also initially recorded at fair value. Subsequent increases in provisions at the Postbank level resulted in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an allowance being built for only the incremental provision. Due to the sale of larger impaired commercial real estate financings as part of our de-risking activities the latter effect has been partially reversed. In addition, the overall increased level of our allowance contributed also to the coverage ratio increase.

Our impaired loans included € 1.5 billion among the loans reclassified to loans and receivables in accordance with IAS 39. This position is unchanged from prior year, since gross increases of € 0.3 billion were offset by charge-offs.

Impaired loans, provision for loan losses and recoveries by Industry

	Dec 31, 2012	12 months ending Dec 31, 2012		Dec 31, 2011[1]	12 months ending Dec 31, 2011
in € m.	Total impaired loans	Provision for loan losses before recoveries	Recoveries	Total impaired loans	Provision for loan losses before recoveries	Recoveries
Banks and insurances	53	17	1	118	52	1

Fund management activities	128	(20)	1	917	32	0

Manufacturing	926	110	18	831	156	21

Wholesale and retail trade	554	81	7	468	74	9

Households	3,707	742	138	3,402	982	109

Commercial real estate activities	3,358	357	3	2,945	356	5

Public sector	–	1	–	–	2	0

Other	1,609	633	27	1,389	347	22

Total	10,335	1,922	195	10,070	2,000	168

[1]	Numbers for 2011 adjusted.

Deutsche Bank	01 – Management Report	93
Financial Report 2012	Risk Report

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 145 million as of December 31, 2012 and € 168 million as of December 31, 2011.

Collateral held against impaired loans, with fair values capped at transactional outstandings

in € m.	Dec 31, 2012	Dec 31, 2011
Financial and other collateral	4,253	3,714

Guarantees received	401	349

Total collateral held for impaired loans	4,654	4,063

Our total collateral held for impaired loans as of December 31, 2012 increased by € 591 million compared to prior year. The coverage ratio including collateral increased to 90 % as of December 31, 2012 compared to 82 % as of December 31, 2011 and was driven by the same factor as the impaired loan coverage ratio which is attributable to Postbank.

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.

Collateral obtained during the reporting periods

in € m.	2012	2011
Commercial real estate	30	89

Residential real estate	62	40

Other	0	0

Total collateral obtained during the reporting period	92	129

The commercial and residential real estate collateral obtained in 2012 refers to our U.S. and Spain exposures.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 10 million for December 31, 2012 and € 20 million for December 31, 2011.

Deutsche Bank	01 – Management Report	94
Financial Report 2012	Risk Report

Allowance for Credit Losses

Development of allowance for credit losses

	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			2012
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,150	4,162	127	98	225	4,386

Provision for credit losses	1,115	613	1,728	(7)	0	(7)	1,721

thereof:
(Gains)/Losses from disposal of impaired loans	79	(55)	24	–	–	–	24

Net charge-offs:	(762)	(324)	(1,086)	–	–	–	(1,086)

Charge-offs	(798)	(483)	(1,281)	–	–	–	(1,281)
Recoveries	36	158	195	–	–	–	195

Changes in the group of consolidated companies	–	–	–	–	–	–	–

Exchange rate changes/other	(98)	(9)	(107)	(2)	(1)	(3)	(111)

Balance, end of year	2,266	2,430	4,696	118	97	215	4,911

Changes compared to prior year

Provision for credit losses
absolute	208	(312)	(104)	(26)	12	(14)	(118)
relative	23%	(34%)	(6%)	(137%)	(103%)	(191%)	(6%)

Net charge-offs
absolute	(249)	61	(189)	–	–	–	(189)
relative	49%	(16%)	21%	–	–	–	21%

Balance, end of year
absolute	255	279	534	(9)	(1)	(10)	524
relative	13%	13%	13%	(7%)	(1%)	(4%)	12%

In a volatile economic environment our credit standards have kept new provisions for loan losses under control. This included pro-active management of the homogeneous retail portfolios as well as strict underwriting standards in CB&S and continued diligent monitoring of higher risk exposures. With the creation of the NCOU, we have begun actively de-risking higher risk assets, which we intend to continue in 2013.

Our allowance for credit losses was € 4.9 billion as of December 31, 2012, thereof 96 % or € 4.7 billion related to our loan portfolio and 4 % or € 215 million to off-balance sheet positions (predominantly loan commitments and guarantees). Our allowance for loan losses as of December 31, 2012 was € 4.7 billion, 52 % of which is related to collectively assessed and 48 % to individually assessed loan losses. The increase in our allowance for loan losses of € 534 million mainly relates to € 1.7 billion of additional loan loss provisions partly offset by € 1.1 billion of charge-offs. Our allowance for off-balance sheet positions decreased by € 10 million or 4 % compared to the prior year due to releases of previously established allowances overcompensating new provisions in our portfolio for individually assessed off-balance sheet positions.

Provisions for credit losses recorded in 2012 decreased by € 118 million to € 1.7 billion compared to 2011. The overall loan loss provisions decreased by € 104 million or 6 % in 2012 compared to 2011. This decrease was driven by our collectively assessed loan portfolio, where we saw a reduction of € 312 million or 34 % driven by lower levels of provisioning for non-impaired loans within our NCOU mainly as a result of our de-risking measures along with lower provisioning in our homogenous Postbank portfolio. The latter decrease however excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income on a group level. The increase in provisions for our individually assessed loans of € 208 million or 23 % is related to assets which had been reclassified in accordance with IAS 39 in North America and United Kingdom now held in the NCOU. Provisions for off-balance

Deutsche Bank	01 – Management Report	95
Financial Report 2012	Risk Report

sheet positions decreased by € 14 million or 191 % driven by our portfolio for individually assessed off-balance sheet positions, where releases of previously established allowances overcompensated new provisions in 2012.

Net charge-offs increased by € 189 million or 21 % in 2012. Net charge-offs for our individually assessed loans were up € 249 million mainly related to assets which had been reclassified in accordance with IAS 39.

	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			2011
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	1,643	1,653	3,296	108	110	218	3,514

Provision for credit losses	907	925	1,832	19	(12)	7	1,839

thereof:
(Gains)/Losses from disposal of impaired loans	1	(33)	(32)	–	–	–	(32)

Net charge-offs:	(512)	(385)	(897)	–	–	–	(897)

Charge-offs	(553)	(512)	(1,065)	–	–	–	(1,065)
Recoveries	41	127	168	–	–	–	168

Changes in the group of consolidated companies	–	(0)	(0)	(0)	0	0	–

Exchange rate changes/other	(26)	(43)	(69)	(0)	0	0	(69)

Balance, end of year	2,011	2,150	4,162	127	98	225	4,387

Changes compared to prior year

Provision for credit losses
absolute	345	175	520	37	10	46	566
relative	61%	23%	40%	(209%)	(45%)	(119%)	44%

Net charge-offs
absolute	384	19	403	–	–	–	403
relative	(43%)	(5%)	(31%)	–	–	–	(31%)

Balance, end of year
absolute	369	497	866	19	(12)	7	873
relative	22%	30%	26%	18%	(11%)	3%	25%

At year end 2011, our allowance for credit losses amounted to € 4.4 billion, thereof 95 % or € 4.2 billion related to our loan portfolio and 5 % or € 225 million to off-balance sheet positions.

Our allowance for loan losses as of December 31, 2011 was € 4.2 billion, a 26 % increase from prior year end. The increase in our allowance was principally due to increased new provisions following the first full year consolidation of Postbank and lower net charge-offs compared to the prior year. Our allowance for off-balance sheet positions at the end of 2011 was almost on the same level as of the end of 2010.

Provisions for credit losses in 2011 amounted to € 1.8 billion, up € 566 million compared to 2010. Our provision for loan losses showed an increase of € 520 million or 40 % in 2011, thereof € 345 million or 61 % related to individually assessed loans, and € 175 million or 23 % related to our collectively assessed loan portfolios. The rise in individually assessed provision for loan losses was driven by the first time consolidation of Postbank and furthermore reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall challenging global economic credit environment. Reduced provisioning levels for IAS 39 reclassified assets partly compensated these increases. Loan loss provisions for our collectively assessed loan portfolios, which increased by 23 % compared to 2010, were also affected by the first time consolidation of Postbank. Excluding Postbank, the loan loss provision for our collectively assessed exposure was reduced due to our retail business in Germany which contributed lower provisions, despite the challenging economic environment. Our provisions for off-balance sheet positions increased by € 46 million or 119 % compared to 2010 driven by our portfolio for individually assessed off-balance sheet positions.

Deutsche Bank	01 – Management Report	96
Financial Report 2012	Risk Report

Our net charge-offs decreased by € 403 million or 31 % in 2011, almost fully related to our individually assessed loans, where we saw a reduction of € 384 million fully driven by IAS 39 reclassified assets.

Derivatives – Credit Valuation Adjustment

We establish a counterparty Credit Valuation Adjustment (“CVA”) for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

The CVAs are significant for certain monoline counterparties. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS a model based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monoline CVA methodology is reviewed on a quarterly basis by management.

We recorded € 737 million in CVAs against our aggregate monoline exposures as of December 31, 2012, compared to € 1.1 billion as of December 31, 2011.

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

Wrong way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. It must be carefully considered together with the correlation between the obligor and risk mitigants and is actively monitored and reviewed on a regular basis. In compliance with Section 224 (8) and (9) SolvV we, excluding Postbank, have established a monthly process to monitor specific wrong way risk, whereby transactions subject to wrong way risk are automatically selected and presented for comment to the responsible credit officer. In addition, we, excluding Postbank, utilize our established process for calibrating our own alpha factor (as defined in Section 223 (7) SolvV) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

Deutsche Bank	01 – Management Report	97
Financial Report 2012	Risk Report

Counterparty Credit Risk: Regulatory Assessment

The following section on Counterparty Credit Risk: Regulatory Assessment, ending on page 117, present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

General Considerations for the Regulatory Assessment of Counterparty Risk

Generally we apply the advanced IRBA for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the SolvV, based on respective approvals received from BaFin.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 63 internally developed rating systems for regulatory capital calculation purposes out of which 37 rating systems were authorized in December 2007 and a further 26 followed until year end 2012. Overall they cover all of our material exposures, excluding Postbank, in the advanced IRBA eligible exposure classes “central governments”, “institutions”, “corporates”, and “retail”.

Postbank’s retail portfolio is also assigned to the advanced IRBA based on respective BaFin approvals Postbank received and the fact that we have an advanced IRBA status. Details of the advanced IRBA and the advanced IRBA exposures are provided in Sections “Advanced Internal Ratings Based Approach” and “Advanced IRBA Exposure”.

Moreover, we apply the foundation IRBA for a significant portion of Postbank’s IRBA eligible credit portfolios, in which Postbank received respective BaFin approvals in recent years. The foundation IRBA and the foundation IRBA exposures are discussed in Sections “Foundation Internal Ratings Based Approach” and “Foundation IRBA Exposure”.

The approvals Postbank obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of 16 internally developed rating systems for regulatory capital calculation purposes under the IRBA of which eight rating systems were authorized in December 2006 and a further nine followed by year end 2012. The application of one rating system has been suspended. Overall they cover Postbank’s material exposures in the advanced IRBA eligible exposure class “retail” as well as Postbank’s material exposures in the foundation IRBA eligible exposure classes “central governments”, “institutions” and “corporates”.

For Postbank’s exposure classes “institutions” and “corporates” advanced IRBA audits have been conducted and are pending approval.

We assign a few remaining advanced IRBA eligible portfolios of small size temporarily to the standardized approach. With regard to these, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

Exposures which we do not treat under the advanced or the foundation IRBA are discussed in the Sections “Other IRBA Exposure” and “Standardized Approach” respectively.

Deutsche Bank	01 – Management Report	98
Financial Report 2012	Risk Report

Our advanced IRBA coverage ratio, excluding Postbank, exceeds the German regulatory requirement of 92 % by exposure value (“EAD”) as well as by RWA as of December 31, 2012, using applicable measures according to Section 67 SolvV. This ratio excludes the exposures permanently assigned to the standardized approach (according to Section 70 SolvV) which are discussed in Section “Standardized Approach”, other IRBA exposure (described in Section “Other IRBA Exposure”) as well as securitization positions (please refer to Section “Securitization” for further details). The regulatory minimum requirements with regard to the respective coverage ratio thresholds have been met at all times.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Dec 31, 2012
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	103,199	3,762	112	35	–	–	100,612	379	203,923	4,176	334

Institutions	65,856	8,946	22,658	3,156	–	–	4,619	230	93,133	12,331	987

Corporates	281,190	81,646	11,936	7,349	17,672	10,957	26,392	18,640	337,191	118,593	9,487

Retail exposures secured by real estate property	145,828	20,164	–	–	–	–	6,253	2,728	152,080	22,891	1,831

Qualifying revolving retail exposures	4,550	623	–	–	–	–	–	–	4,550	623	50

Other retail exposures	32,716	15,259	–	–	–	–	10,604	6,564	43,320	21,823	1,746

Other exposures	–	–	–	–	9,937	11,635	27,830	22,342	37,767	33,977	2,718

Securitizations	62,549	13,325	–	–	–	–	2,720	1,457	65,269	14,782	1,183

Total	695,887	143,725	34,707	10,539	27,609	22,592	179,030	52,340	937,232	229,196	18,336

Thereof counterparty credit risk from	143,190	32,711	8,471	736	726	636	13,485	1,906	165,872	35,989	2,879

Derivatives	87,857	30,870	1,552	595	726	636	10,658	1,696	100,792	33,797	2,704

Securities financing transactions	55,333	1,841	6,919	140	–	–	2,827	210	65,079	2,191	175

The table above also provides an overview of the model approaches used for our securitization positions. Please note that the following sections on our exposures in the IRBA and standardized approaches exclude securitization exposures as they are presented separately in more detail in the section “Securitization”. The line item “Other exposures” contain predominantly collective investment undertakings, equity exposures and non-credit obligations treated under the other IRBA as well as remaining exposures classes for the standardized approach which do not fall under the exposure classes “Central governments”, “Institutions”, “Corporates” or “Retail”.

Advanced Internal Ratings Based Approach

The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (“PD”), the loss given default (“LGD”) driving the regulatory risk-weight and the credit conversion factor (“CCF”) as part of the regulatory exposure at default (“EAD”) estimation. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

Deutsche Bank	01 – Management Report	99
Financial Report 2012	Risk Report

The probability of default for customers is derived from our internal rating systems. We assign a probability of default to each relevant counterparty credit exposure as a function of a transparent and consistent 26-grid master rating scale for all of our exposure excluding Postbank. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for counterparts in the exposure classes “Central governments”, “Institutions” and “Corporates” with the exception of small- and medium-sized entities. For the latter as well as for the retail segment statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modelling techniques, such as logistic regression. In line with Section 118 of SolvV, these models are complemented by human judgment and oversight to review model-based assignments and to ensure that the models are used appropriately. When we assign our internal risk ratings, it allows us to compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible, as our internal rating scale has been designed to principally correspond to the external ratings scales from rating agencies. For quantitative information where we provide our advanced and foundation IRBA exposure based on a rating grade granularity which corresponds to the external Standard & Poors rating equivalents please refer to the section “Advanced IRBA Exposure” and “Foundation IRBA Exposure”.

Although different rating methodologies are applied to the various customer segments in order to properly reflect customer-specific characteristics, they all adhere to the same risk management principles. Credit process policies provide guidance on the classification of customers into the various rating systems. For more information regarding the credit process and the respective rating methods used within that process, please refer to Section “Credit Risk Ratings and Rating Governance”.

For our Postbank retail portfolios subject to the advanced IRBA, Postbank assigns a probability of default to each relevant counterparty credit exposure as a function of an internal rating master scale. The ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria. These rating models are statistical scoring methods based on internal and external information relating to the borrower and use statistical procedures to evaluate a probability of default. The resulting scores are then mapped to Postbank’s internal rating master scale.

We apply internally estimated LGD factors as part of the advanced IRBA capital requirement calculation as approved by the BaFin. LGD is defined as the likely loss intensity in case of a counterparty default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a customer’s probability of default. The LGD models ensure that the main drivers for losses (e.g. different levels and quality of collateralization and customer or product types or seniority of facility) are reflected in specific LGD factors. In our LGD models, except Postbank, we assign collateral type specific LGD parameters to the collateralized exposure (collateral value after application of haircuts). Moreover, the LGD for uncollateralized exposure cannot be below the LGD assigned to collateralized exposure and regulatory minimum parameters (10 % for residential mortgage loans) are applied.

Deutsche Bank	01 – Management Report	100
Financial Report 2012	Risk Report

As part of the application of the advanced IRBA we apply specific CCFs in order to calculate an EAD value. Conceptually the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. For advanced IRBA calculation purposes we apply the general principles as defined in Section 100 SolvV to determine the EAD of a transaction. In instances, however, where a transaction outside of Postbank involves an unused limit a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the current utilization. When a transaction involves an additional contingent component (e.g. guarantees) a further percentage share (usage factor) is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. Where allowed under the advanced IRBA the CCFs are internally estimated. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider customer and product type specifics. As part of the approval process, the BaFin assessed our CCF models and stated their appropriateness for use in the process of regulatory capital requirement calculations.

Overall Postbank has similar standards in place to apply the advanced IRBA to its retail portfolios using internally estimated default probabilities, loss rates and conversion factors as the basis for calculating minimum regulatory capital requirements.

For derivative counterparty exposures as well as securities financing transactions (“SFT”) we, excluding Postbank, make use of the internal model method (“IMM”) in accordance with Section 222 et seq. SolvV. In this respect securities financing transactions encompass repurchase transactions, securities or commodities lending and borrowing as well as margin lending transactions (including prime brokerage). The IMM is a more sophisticated approach for calculating EAD for derivatives and SFT, again requiring prior approval from the BaFin before its first application. By applying this approach, we build our EAD calculations on a Monte Carlo simulation of the transactions’ future market values. Within this simulation process, interest and FX rates, credit spreads, equity and commodity prices are modeled by stochastic processes and each derivative and securities financing transaction is revalued at each point of a pre-defined time grid by our internally approved valuation routines. As the result of this process, a distribution of future market values for each transaction at each time grid point is generated. From these distributions, by considering the appropriate netting and collateral agreements, we derive the exposure measures potential future exposure (“PFE”), average expected exposure (“AEE”) and expected positive exposure (“EPE”) mentioned in Section “Counterparty Credit Risk from Derivatives”. The EPE measure evaluated on regulatory eligible netting sets defines the EAD for derivative counterparty exposures as well as for securities financing transactions within our regulatory capital calculations for the great majority of our derivative and SFT portfolio, while applying an own calibrated alpha factor in its calculation, floored at the minimum level of 1.2. For the small population of transactions for which a simulation cannot be computed, the EAD used is derived from the current exposure method.

For our derivative counterparty credit risk resulting from Postbank we apply the current exposure method, i.e., we calculate the EAD as the sum of the net positive fair value of the derivative transactions and the regulatory add-ons. As the EAD derivative position resulting from Postbank is less than 1 % in relation to our overall counterparty credit risk position from derivatives we consider Postbank’s derivative position to be immaterial.

Default Definition and Model Validation

A prerequisite for the development of rating methodologies and the determination of risk parameters is a proper definition, identification and storage of the default event of a customer. We apply a default definition in accordance with the requirements of Section 125 SolvV as confirmed by the BaFin as part of the IRBA approval process.

Deutsche Bank	01 – Management Report	101
Financial Report 2012	Risk Report

As an important element of our risk management framework we regularly validate our rating methodologies and credit risk parameters. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD, LGD and EAD analyzes the predictive power of those parameters when compared against historical default experiences.

According to our standards, and in line with the SolvV-defined minimum requirements, the parameters PD, LGD and EAD are reviewed annually. The validation process for parameters as used by us excluding Postbank is coordinated and supervised by a validation working group composed of members from Finance, Risk Analytics and Instruments and Credit Risk Management. Risk parameter validations consist of quantitative analyses of internal historical data and are enriched by qualitative assessments in case data for validation is not sufficient for getting reliable results. A recalibration of specific parameter settings is triggered based on validation results if required. In addition to annual validations, ad hoc reviews are performed where appropriate as a reaction to quality deterioration at an early stage due to systematic changes of input factors (e.g. changes in payment behavior) or changes in the structure of the portfolio. The reviews conducted in 2012 for advanced IRBA rating systems triggered recalibrations as shown in the table below. 26 new risk parameters are applied due to newly approved rating systems or due to increased granularity in existing risk parameter settings. None of the recalibrations individually nor the impact of all recalibrations in the aggregate materially impacted our regulatory capital requirements.

Analogously at Postbank the allocation mechanism of the master scale to the probabilities of default as well as the results of the estimations of the input parameters PD, CCF and LGD are reviewed annually. Postbank’s model validation committee is responsible for supervising the annual validation process of all models. Via a cross committee membership Deutsche Bank senior managers join in Postbank committees and vice versa, to ensure a joint governance.

Validation results for risk parameters used in our advanced IRBA

	Dec 31, 2012
	PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %

Appropriate	104	91.4	100	89.8	40	79.5

Overly conservative	6	1.8	18	4.1	29	15.9

Progressive	16	6.8	11	6.1	5	4.6

Total	126	100.0	129	100.0	74	100.0

Thereof already recalibrated and introduced in 2012

Overly conservative	1	0.1	17	3.5	24	15.3

Progressive	1	0.1	7	2.0	5	4.6

Total	2	0.2	24	5.5	29	19.9

Above table summarizes the outcome of the model validations for risk parameters PD, LGD and EAD used in our advanced IRBA including Postbank. Individual risk parameter settings are classified as appropriate if no recalibration was triggered by the validation and thus the application of the current parameter setting is continued since still sufficiently conservative. A parameter classifies as overly conservative or progressive if the validation triggers a recalibration leading to a decrease or increase of the setting, respectively. The breakdown for PD, LGD and EAD is presented in counts as well as in the relative EAD attached to the respective parameter as of December 31, 2012.

Deutsche Bank	01 – Management Report	102
Financial Report 2012	Risk Report

The validations largely confirm our PD parameter settings. PDs classified as progressive can be subdivided into a group of 15 parameters with comparably low exposure and one parameter from Postbank assigned to approximately 4 % of our total EAD, for which a recalibration is awaiting final approval from BaFin. Similarly, LGD parameter validations show largely appropriate settings. Progressive LGDs can be subdivided analogously to PDs with one parameter from Postbank assigned to approximately 4 % of our total EAD, for which a recalibration is awaiting final approval from BaFin. For our EAD parameters, excluding Postbank, an improved and extended validation and recalibration approach has been implemented after approval from BaFin now taking into account the exposure changes for each of the twelve months prior to default and not only one year prior to default. Moreover, the extended time series leads to less variance and thus more stable parameter settings. These two effects lead to a reduction of a large number of EAD parameter settings.

Out of the 85 risk parameters where a change was suggested by the conducted validation, 55 were already introduced in 2012. The remaining 30 parameter changes are intended to be implemented in 2013. Some of these parameter changes require pending approval from BaFin prior to introduction. In addition, 5 recalibrated LGD parameters were introduced in 2012 based on validation results in 2011.

In addition to the above, the comparison of regulatory expected loss (“EL”) estimates with actual losses recorded also provides some insight into the predictive power of our parameter estimations and, therefore, EL calculations.

The EL used in this comparison is the forecast credit loss from counterparty defaults of our exposures over a one year period and is computed as the product of PD, LGD and EAD for performing exposures as of December 31 of the preceding year. The actual loss measure is defined by us as new provisions including recoveries on newly impaired exposures recorded in our financial statements through profit and loss during the respective reported years.

While we believe that this approach provides some insight, the comparison has limitations as the two measures are not directly comparable. In particular, the parameter LGD underlying the EL calculation represents the loss expectation until finalization of the workout period while the actual loss as defined above represents the accounting information recorded for one particular financial year. Furthermore, EL is a measure of expected credit losses for a snapshot of our credit exposure at a certain balance sheet date while the actual loss is recorded for a fluctuating credit portfolio over the course of a financial year, i.e., including losses in relation to new loans entered into during the year as well as offsetting releases of allowances for loan losses for loans considered impaired at time of EL determination.

According to the methodology described above, the following table provides a comparison of EL estimates for loans, commitments and contingent liabilities as of year-end 2011 till 2007, with actual losses recorded for the financial years 2012 till 2008, by regulatory exposure class for advanced IRBA exposures. Postbank is firstly reflected in the comparison of EL estimates as of year end 2010 with actual losses recorded for the financial year 2011.

Deutsche Bank	01 – Management Report	103
Financial Report 2012	Risk Report

Comparison of EL estimates for loans, commitments and contingent liabilities with actual losses recorded by regulatory exposure class

	Dec 31, 2011	2012	Dec 31, 2010	2011	Dec 31, 2009	2010	Dec 31, 2008	2009	Dec 31, 2007	2008
in € m.	Expected loss	Actual loss	Expected loss [1]	Actual loss [1]	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss [2]
Central governments	1	–	2	–	2	–	2	–	2	–

Institutions	7	14	22	2	16	1	21	16	13	55

Corporates	445	393	449	363	471	358	591	1,665	320	251

Retail exposures secured by real estate property	294	337	222	359	118	101	120	140	127	125

Qualifying revolving retail exposures	23	17	2	30	2	5	2	7	2	4

Other retail exposures	418	348	390	301	301	282	311	315	226	223

Total expected loss and actual loss in the advanced IRBA	1,188	1,109	1,088	1,055	910	747	1,047	2,143	690	658

[1]	The 2010 Expected Loss and 2011 Actual Loss figures have been restated to limit disclosure to Postbank’s advanced IRBA exposure only.
[2]

Losses related to assets reclassified into loans under IAS 39 amendments were excluded from the actual loss for 2008 since, as of December 31, 2007, the related assets were not within the scope of the corresponding expected loss calculation for loans.

The actual loss in 2012 was 7 % lower than the expected loss and was primarily driven by the lower level of provisions in our Other retail portfolios.

The increase in expected loss as of December 31, 2011 and as of December 31, 2010 in comparison to December 31, 2009 as well as the higher actual losses in 2012 and 2011 is primarily related to the inclusion of Postbank.

In 2010 the actual loss was 18 % below the expected loss as the actual loss and was positively influenced by lower provisions taken for assets reclassified in accordance with IAS 39.

The decrease of the expected loss for 2010 compared to the expected loss for 2009 reflected the slightly improved economic environment after the financial crisis.

In 2009 actual losses exceeded the expected loss by 104 % driven mainly by material charges taken against a small number of exposures, primarily concentrated in Leveraged Finance, as well as the further deteriorating credit conditions not reflected in the expected losses for our corporate exposures at the beginning of the year.

The following table provides a year-to-year comparison of the actual loss by regulatory exposure class. Postbank is firstly included in the reporting period 2011.

Year-to-year comparison of the actual loss by IRBA exposure class

in € m.	2012	2011	2010	2009	2008
Central governments	–	–	–	–	73

Institutions	14	2	1	16	55

Corporates	393	363	358	1,665	295

Retail exposures secured by real estate property	337	359	101	140	125

Qualifying revolving retail exposures	17	30	5	7	4

Other retail exposures	348	301	282	315	223

Total actual loss by IRBA in the advanced IRBA	1,109	1,055	747	2,143	775

Our actual loss increased by € 54 million or 5 % in 2012 compared to previous year. The drivers of this increase were primarily higher actual losses in the IRBA exposure classes Other retail exposures as well as Corporates excluding Postbank partly being offset by reduction throughout Postbank’s advanced IRBA exposure classes.

Deutsche Bank	01 – Management Report	104
Financial Report 2012	Risk Report

New provisions established in 2011 were € 308 million higher compared to 2010 primarily due to the first time inclusion of Postbank in full year reporting.

New provisions established in 2010 were lower by € 1.4 billion compared to 2009, reflecting predominately significantly reduced provisions required for assets reclassified in accordance with IAS 39. Measures taken on portfolio and country level led to a reduction in the actual loss for our retail exposures in Spain and India, partially offset by increases in the consumer finance business in Poland. The observed decrease in actual loss were partially offset by provisions taken relating to the commercial banking activities acquired from ABN AMRO and Postbank.

The observed increase in actual loss of € 1.4 billion in 2009 compared to 2008 reflected the overall deterioration in credit conditions, predominantly on our exposure against corporates. Of this increase, 83 % was attributable to assets which had been reclassified in accordance with IAS 39, relating primarily to exposures in Leveraged Finance. Further provisions against corporate exposures were a result of deteriorating credit conditions, predominantly in Europe and the Americas. Increases recorded for our retail exposures reflected our strategy to invest in higher margin consumer finance business and were mainly a result of exacerbating economic crisis in Spain which adversely affected our mortgage loan and commercial finance portfolios there and by its consumer finance business in Poland and India.

Advanced IRBA Exposure

The advanced IRBA requires differentiating a bank’s credit portfolio into various regulatory defined exposure classes, namely central governments, institutions, corporates and retail clients. We identify the relevant regulatory exposure class for each exposure by taking into account factors like customer-specific characteristics, the rating system used as well as certain materiality thresholds which are regulatory defined.

The tables below show all of our advanced IRBA exposures distributed on a rating scale and separately for each regulatory IRBA exposure class. The presentation also includes Postbank’s retail portfolios as far as assigned to the advanced IRBA. The EAD is presented in conjunction with exposures-weighted average PD and LGD, the risk-weighted assets (“RWA”) and the average risk weight (“RW”) calculated as RWA divided by EAD net. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable outside of Postbank’s retail exposures, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

It should be noted that the EAD gross information for exposures covered by guarantees or credit derivatives is assigned to the exposure class of the original counterparty respectively whereas the EAD net information assigns the exposures to the protection seller. As a consequence the EAD net can be higher than the EAD gross.

The table below also includes our counterparty credit risk position from derivatives and securities financing transactions (“SFT”) as far as it has been assigned to the advanced IRBA. For the vast majority of these exposures we make use of the IMM to derive the EAD where the appropriate netting and collateral agreements are already considered resulting in an EAD net of collateral.

Deutsche Bank	01 – Management Report	105
Financial Report 2012	Risk Report

EAD of Advanced IRBA Credit Exposures by PD Grade (including Postbank)

	Dec 31, 2012
	iAAA – iAA 0.00 – 0.04%	iA 0.04 – 0.11%	iBBB 0.11 – 0.5%	iBB 0.5 – 2.27%	iB 2.27 – 10.22%	iCCC 10.22 – 99.99%	Default [1]	Total	Delta Total to previous year

Central Governments

EAD gross in € m.	85,351	4,948	2,804	1,404	732	423	–	95,662	(14,939)

EAD net in € m.	93,599	6,227	2,533	583	207	50	–	103,199	(15,925)

Average PD in %	–	0.08	0.30	1.40	5.67	13.05	100.00	0.04	(0.13)ppt

Average LGD in %	49.24	39.44	42.77	11.04	42.70	48.91	5.00	48.26	0.75 ppt

Average RW in %	0.49	23.16	49.88	25.96	165.01	215.08	62.50	3.65	1.47 ppt

Institutions

EAD gross in € m.	15,719	31,913	13,132	2,706	2,251	481	166	66,368	(17,969)

EAD net in € m.	16,636	32,136	11,890	2,356	2,191	481	166	65,856	(24,116)

Average PD in %	0.04	0.07	0.25	1.08	3.00	21.77	100.00	0.64	0.31 ppt

Average LGD in %	31.64	27.03	19.44	21.83	4.59	5.51	13.43	25.70	(0.32)ppt

Average RW in %	5.54	11.10	22.18	53.91	16.29	30.79	25.55	13.58	(0.56)ppt

Corporates

EAD gross in € m.	76,225	65,701	66,759	50,632	21,795	5,753	7,598	294,463	(41,477)

EAD net in € m.	78,535	64,830	62,096	45,023	18,351	4,993	7,361	281,190	(40,521)

Average PD in %	0.03	0.07	0.24	1.17	4.70	23.56	100.00	3.61	0.12 ppt

Average LGD in %	32.63	34.72	30.90	24.84	22.79	16.78	28.19	30.44	1.09 ppt

Average RW in %	9.50	17.86	31.06	49.72	79.28	92.15	24.14	29.04	(2.24)ppt

Retail Exposures Secured by Real Estate Property

EAD gross in € m.	2,766	9,976	45,086	67,241	12,762	5,432	2,680	145,943	10,613

EAD net in € m.	2,766	9,976	45,078	67,203	12,730	5,410	2,665	145,828	10,615

Average PD in %	0.03	0.08	0.29	1.05	4.70	21.24	100.00	3.58	(0.11)ppt

Average LGD in %	12.13	15.18	10.40	12.21	9.69	8.85	17.99	11.04	0.14 ppt

Average RW in %	1.36	4.88	5.72	16.50	31.73	53.92	14.53	13.89	0.00 ppt

Qualifying Revolving Retail Exposures

EAD gross in € m.	176	1,012	1,863	1,080	292	91	35	4,550	(580)

EAD net in € m.	176	1,012	1,863	1,080	292	91	35	4,550	(580)

Average PD in %	0.04	0.08	0.24	1.04	4.77	19.86	100.00	1.98	0.10 ppt

Average LGD in %	44.30	45.49	45.67	44.63	47.92	48.20	48.33	47.12	(13.81)ppt

Average RW in %	1.26	2.46	6.03	18.44	59.70	140.05	7.33	16.22	(12.45)ppt

Other Retail Exposures

EAD gross in € m.	257	1,436	6,920	12,256	6,477	2,310	2,792	32,448	1,546

EAD net in € m.	294	1,625	7,053	12,272	6,497	2,278	2,697	32,716	1,612

Average PD in %	0.03	0.08	0.30	1.15	4.83	19.96	100.00	11.13	3.91 ppt

Average LGD in %	41.61	46.82	43.50	44.91	49.81	46.43	48.51	45.81	0.05 ppt

Average RW in %	4.77	9.99	23.91	49.52	77.41	114.21	6.60	47.22	2.38 ppt

Total IRBA Exposures

EAD gross in € m.	180,494	114,986	136,564	135,320	44,308	14,490	13,271	639,433	(62,805)

EAD net in € m.	192,006	115,806	130,514	128,517	40,267	13,304	12,924	633,338	(68,915)

Average PD in %	0.02	0.07	0.26	1.14	4.58	21.96	100.00	3.08	0.41 ppt

Average LGD in %	40.46	31.75	25.83	19.89	22.03	18.25	30.12	29.36	(0.51)ppt

Average RW in %	4.64	15.22	23.61	32.41	59.49	78.67	17.38	20.61	(0.85)ppt

[1]

The relative low risk weights in the column “Default” reflect the fact that capital requirements for defaulted exposures are principally considered as a deduction from regulatory capital equal to the difference in expected loss and allowances.

Deutsche Bank	01 – Management Report	106
Financial Report 2012	Risk Report

	Dec 31, 2011
	iAAA – iAA 0.00 – 0.04%	iA 0.04 – 0.11%	iBBB 0.11 – 0.5%	iBB 0.5 – 2.27%	iB 2.27 – 10.22%	iCCC 10.22 – 99.99%	Default [1]	Total

Central Governments

EAD gross in € m.	102,638	2,712	2,280	1,669	759	380	163	110,601

EAD net in € m.	113,128	2,716	2,023	818	276	0	163	119,124

Average PD in %	0.00	0.07	0.27	1.37	5.28	21.82	100.00	0.17

Average LGD in %	48.01	42.12	46.68	11.14	35.45	50.00	5.00	47.51

Average RW in %	0.27	23.36	45.71	33.39	124.98	289.48	62.50	2.17

Institutions

EAD gross in € m.	27,831	36,188	15,543	4,227	182	230	136	84,337

EAD net in € m.	29,482	43,156	13,539	3,287	148	224	136	89,972

Average PD in %	0.04	0.06	0.25	0.99	4.65	21.89	100.00	0.33

Average LGD in %	23.65	29.18	22.81	20.29	29.75	14.55	10.01	26.02

Average RW in %	7.10	11.75	26.28	48.34	98.72	84.20	61.08	14.15

Corporates

EAD gross in € m.	98,278	69,659	74,786	50,666	24,246	10,784	7,519	335,939

EAD net in € m.	97,813	70,082	69,951	45,518	21,159	10,019	7,169	321,711

Average PD in %	0.03	0.07	0.24	1.14	4.65	23.14	100.00	3.49

Average LGD in %	26.79	35.86	31.83	26.35	25.94	14.25	26.58	29.35

Average RW in %	9.72	18.51	32.57	56.93	92.11	78.46	29.02	31.27

Retail Exposures Secured by Real Estate Property [2]

EAD gross in € m.	12,114	13,125	33,803	57,341	11,743	4,463	2,740	135,329

EAD net in € m.	12,114	13,125	33,795	57,303	11,706	4,443	2,726	135,213

Average PD in %	0.03	0.08	0.28	1.06	4.64	20.66	100.00	3.69

Average LGD in %	11.43	11.47	10.81	11.89	10.56	11.08	14.00	11.18

Average RW in %	1.18	2.40	5.77	16.22	33.95	62.86	0.83	13.89

Qualifying Revolving Retail Exposures [2]

EAD gross in € m.	277	1,285	1,863	1,175	383	92	53	5,129

EAD net in € m.	277	1,285	1,863	1,175	383	92	53	5,129

Average PD in %	0.03	0.09	0.27	1.15	4.79	15.17	100.00	1.89

Average LGD in %	40.27	62.76	62.20	61.73	60.52	59.95	42.37	60.94

Average RW in %	1.10	3.73	8.94	27.42	74.83	139.51	6.95	28.67

Other Retail Exposures [2]

EAD gross in € m.	384	1,480	7,974	12,026	5,417	2,160	1,462	30,902

EAD net in € m.	408	1,545	8,128	12,051	5,481	2,118	1,373	31,104

Average PD in %	0.03	0.08	0.29	1.13	4.61	21.75	100.00	7.23

Average LGD in %	39.51	41.39	50.40	45.98	47.44	36.78	49.74	45.77

Average RW in %	4.71	9.58	27.24	50.12	73.03	86.19	2.32	44.84

Total IRBA Exposures [2]

EAD gross in € m.	241,523	124,448	136,249	127,104	42,731	18,109	12,074	702,238

EAD net in € m.	253,222	131,909	129,299	120,151	39,153	16,898	11,621	702,253

Average PD in %	0.02	0.07	0.25	1.13	4.62	22.33	100.00	2.67

Average LGD in %	36.02	32.61	27.73	21.63	24.42	16.34	26.79	29.86

Average RW in %	4.88	15.31	26.00	37.99	71.51	75.48	23.90	21.46

[1]

The relative low risk weights in the column “Default” reflect the fact that capital requirements for defaulted exposures are principally considered as a deduction from regulatory capital equal to the difference in expected loss and allowances.

[2]

The 2011 amounts for the retail exposure classes have been adjusted in order to reflect predominantly the integration of the Postbank retail IRBA exposures which were disclosed separately in prior year.

The decrease in the segments corporate and institutes are largely driven by exposure decrease in derivative and security financing transactions as a result of our portfolio de-risking activities. The decrease in the central governments segment is primarily due to reduction in interest earning deposits with central banks.

Deutsche Bank	01 – Management Report	107
Financial Report 2012	Risk Report

The tables below show our advanced IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and LGD, the RWA and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Central Governments (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	88,889	0.00	49.65	181	0.20

iAA+	> 0.01 ≤ 0.02	627	0.02	30.00	28	4.53

iAA	> 0.02 ≤ 0.03	221	0.03	30.47	14	6.49

iAA-	> 0.03 ≤ 0.04	81	0.04	30.20	11	13.36

iA+	> 0.04 ≤ 0.05	345	0.05	49.51	49	14.32

iA	> 0.05 ≤ 0.07	1,413	0.07	49.53	448	31.71

iA-	> 0.07 ≤ 0.11	1,783	0.09	48.79	582	32.65

iBBB+	> 0.11 ≤ 0.18	308	0.14	47.94	61	19.66

iBBB	> 0.18 ≤ 0.30	616	0.23	37.91	241	39.16

iBBB-	> 0.30 ≤ 0.50	1,048	0.39	48.72	589	56.23

iBB+	> 0.50 ≤ 0.83	24	0.64	44.10	24	100.70

iBB	> 0.83 ≤ 1.37	100	1.07	11.89	26	25.93

iBB-	> 1.37 ≤ 2.27	343	1.76	1.48	15	4.40

iB+	> 2.27 ≤ 3.75	42	2.92	45.08	57	133.24

iB	> 3.75 ≤ 6.19	78	4.82	39.01	127	163.31

iB-	> 6.19 ≤ 10.22	42	7.95	41.84	67	159.36

iCCC+	> 10.22 ≤ 16.87	48	13.00	49.08	103	214.37

iCCC	> 16.87 ≤ 27.84	0	22.00	11.38	0	70.77

iCCC-	> 27.84 ≤ 99.99	0	31.00	3.30	0	503.75

Default	100.00	–	100.00	5.00	–	62.50

Total	–	96,008	0.03	49.13	2,624	2.73

Deutsche Bank	01 – Management Report	108
Financial Report 2012	Risk Report

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Institutions (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	806	0.02	45.55	62	7.74

iAA+	> 0.01 ≤ 0.02	187	0.03	36.23	21	10.99

iAA	> 0.02 ≤ 0.03	2,836	0.03	41.91	131	4.62

iAA-	> 0.03 ≤ 0.04	3,961	0.04	38.79	278	7.03

iA+	> 0.04 ≤ 0.05	3,277	0.05	41.19	420	12.81

iA	> 0.05 ≤ 0.07	5,013	0.07	36.60	635	12.67

iA-	> 0.07 ≤ 0.11	3,486	0.09	33.68	534	15.32

iBBB+	> 0.11 ≤ 0.18	750	0.14	29.67	178	23.76

iBBB	> 0.18 ≤ 0.30	645	0.23	25.74	195	30.24

iBBB-	> 0.30 ≤ 0.50	3,052	0.39	27.33	1,060	34.72

iBB+	> 0.50 ≤ 0.83	505	0.64	17.29	138	27.22

iBB	> 0.83 ≤ 1.37	1,115	1.07	13.89	382	34.26

iBB-	> 1.37 ≤ 2.27	113	1.76	19.78	46	40.89

iB+	> 2.27 ≤ 3.75	2,071	2.92	4.31	319	15.40

iB	> 3.75 ≤ 6.19	29	4.80	7.02	7	22.54

iB-	> 6.19 ≤ 10.22	17	7.95	5.61	4	24.13

iCCC+	> 10.22 ≤ 16.87	11	13.00	14.84	8	67.92

iCCC	> 16.87 ≤ 27.84	217	22.00	5.72	65	30.02

iCCC-	> 27.84 ≤ 99.99	0	31.00	20.44	0	121.97

Default	100.00	148	100.00	14.98	42	28.45

Total	–	28,241	1.07	32.34	4,525	16.02

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	6,209	0.03	21.99	332	5.35

iAA+	> 0.01 ≤ 0.02	4,018	0.03	31.40	290	7.23

iAA	> 0.02 ≤ 0.03	6,406	0.03	19.20	333	5.19

iAA-	> 0.03 ≤ 0.04	12,073	0.04	27.36	939	7.78

iA+	> 0.04 ≤ 0.05	12,553	0.05	30.89	1,543	12.29

iA	> 0.05 ≤ 0.07	14,201	0.07	30.99	2,152	15.16

iA-	> 0.07 ≤ 0.11	20,571	0.09	37.20	4,503	21.89

iBBB+	> 0.11 ≤ 0.18	18,108	0.14	32.92	4,676	25.82

iBBB	> 0.18 ≤ 0.30	19,811	0.23	27.15	5,121	25.85

iBBB-	> 0.30 ≤ 0.50	13,699	0.39	29.28	4,939	36.06

iBB+	> 0.50 ≤ 0.83	10,284	0.64	28.43	4,966	48.29

iBB	> 0.83 ≤ 1.37	10,388	1.07	24.13	5,331	51.32

iBB-	> 1.37 ≤ 2.27	13,386	1.76	23.01	6,191	46.25

iB+	> 2.27 ≤ 3.75	6,154	2.92	20.14	3,743	60.83

iB	> 3.75 ≤ 6.19	5,305	4.82	19.46	3,673	69.23

iB-	> 6.19 ≤ 10.22	3,362	7.95	19.71	2,731	81.26

iCCC+	> 10.22 ≤ 16.87	1,485	13.00	16.16	1,210	81.47

iCCC	> 16.87 ≤ 27.84	682	22.00	24.09	972	142.56

iCCC-	> 27.84 ≤ 99.99	1,612	31.00	6.88	637	39.53

Default	100.00	7,141	100.00	28.73	1,664	23.30

Total	–	187,450	4.94	27.98	55,958	29.85

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures in all exposure classes is assigned to investment-grade customers. The exposures in the lower rating classes are largely collateralized.

Deutsche Bank	01 – Management Report	109
Financial Report 2012	Risk Report

The table below shows our undrawn commitment exposure treated within the advanced IRBA, including the respective retail portfolios from Postbank. It is broken down by regulatory exposure class and also provides the corresponding exposure-weighted credit conversion factors and resulting EADs.

Undrawn commitment exposure within the advanced IRBA by regulatory exposure class (including Postbank)

	Dec 31, 2012			Dec 31, 2011
	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.

Central governments	847	84	712	802	90	720

Institutions	1,885	51	955	1,575	44	700

Corporates	135,850	40	53,868	133,928	43	57,452

Retail exposures secured by real estate property [1]	6,755	77	5,210	5,415	82	4,421

Qualifying revolving retail exposures [1]	5,726	66	3,799	5,858	73	4,270

Other retail exposures [1]	7,357	52	3,830	7,716	57	4,416

Total EAD of undrawn commitments in the advanced IRBA [1]	158,420	43	68,375	155,295	46	71,979

[1]

The 2011 amounts for the retail exposure classes have been adjusted in order to reflect predominantly the integration of the Postbank retail IRBA exposures which were disclosed separately in prior year.

The sub-class “Qualifying revolving retail exposure” in the above table mainly represents overdrafts or personal loans to individuals for our exposure excluding Postbank and overdrafts to business clients for Postbank exposure. Postbank’s overdrafts to private client exposure are treated under the standardized approach. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

A year on year comparison provides a stable view on exposure values.

Foundation Internal Ratings Based Approach

We apply the foundation IRBA for the majority of our foundation IRBA eligible credit portfolios at Postbank. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default (“PD”) while the loss given default (“LGD”) and the credit conversion factor (“CCF”) are defined in the regulatory framework.

For the exposure classes central governments, institutions and corporates respective foundation IRBA rating systems have been developed. A probability of default is assigned to each relevant counterparty credit exposure as a function of a transparent and consistent rating master scale. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use are based on statistical analyses and for specific portfolio segments amended by expert-based assessments while taking into account the relevant available quantitative and qualitative information. The rating systems consider external long-term ratings from the major rating agencies (i.e., Standard & Poor’s, Moody’s and Fitch Ratings).

For the foundation IRBA a default definition is applied in accordance with the requirements of Section 125 SolvV as confirmed by the BaFin as part of its IRBA approval process.

We regularly validate our rating methodologies and credit risk parameters at Postbank. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD analyzes its predictive power when compared against historical default experiences.

Deutsche Bank	01 – Management Report	110
Financial Report 2012	Risk Report

For the seven foundation IRBA relevant rating systems of Postbank, four were validated as appropriate and three were validated as progressive. The PD level for two rating systems was already adjusted in 2012 and the amended PD level of the remaining rating system is scheduled for 2013.

For derivative counterparty exposure treated under the foundation IRBA the current exposure method is applied. The current exposure method calculates the exposure at default as the sum of the positive fair value of derivative transactions and the respective regulatory add-on.

Foundation IRBA Exposure

Within the Postbank portfolios we assign our exposures to the relevant regulatory exposure class by taking into account factors like customer-specific characteristics and the rating system used. The following tables also consider Postbank’s counterparty credit risk position resulting from derivatives and SFTs as far as they are assigned to the foundation IRBA.

The table presents the EAD in conjunction with exposures-weighted average risk weights (“RW”) including the counterparty credit risk position from derivatives and securities financing transactions (SFT). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. EAD gross information for exposures covered by guarantees or credit derivatives are assigned to the exposure class of the original counterparty whereas the EAD net information assigns the exposure to the protection seller.

Foundation IRBA exposures for each regulatory IRBA exposure class by rating scale

	Dec 31, 2012
	iAAA to iAA 0.000 – 0.045%	iA 0.045 – 0.125%	iBBB 0.125 – 0.475%	iBB to iCCC > 0,475%	Default	Total

Central Governments

EAD gross in € m.	–	78	23	–	–	101

EAD net in € m.	–	89	23	–	–	112

thereof: undrawn commitments	–	–	–	–	–	–

Average RW in %	–	22.06	64.85	–	–	30.80

Institutions

EAD gross in € m.	1,611	14,701	6,000	226	56	22,594

EAD net in € m.	1,611	14,777	6,000	214	56	22,658

thereof: undrawn commitments	–	–	5	–	–	5

Average RW in %	14.37	10.94	20.50	35.43	–	13.92

Corporates

EAD gross in € m.	50	1,589	6,817	3,234	552	12,242

EAD net in € m.	50	1,646	6,614	3,074	552	11,936

thereof: undrawn commitments	–	233	1,336	375	10	1,954

Average RW in %	16.10	30.58	53.43	107.43	–	61.56

Total

EAD gross in € m.	1,661	16,368	12,840	3,460	608	34,937

EAD net in € m.	1,661	16,512	12,637	3,288	608	34,706

thereof: undrawn commitments	–	233	1,341	375	10	1,959

Average RW in %	14.42	12.96	37.81	102.75	–	30.36

Deutsche Bank	01 – Management Report	111
Financial Report 2012	Risk Report

	Dec 31, 2011
	iAAA to iAA 0.000 – 0.045%	iA 0.045 – 0.125%	iBBB 0.125 – 0.475%	iBB to iCCC > 0,475%	Default	Total

Central Governments

EAD gross in € m.	80	–	46	–	571	697

EAD net in € m.	80	–	46	–	571	697

thereof: undrawn commitments	1	–	–	–	–	1

Average RW in %	18.75	–	47.83	–	–	5.31

Institutions

EAD gross in € m.	1,052	18,226	9,860	144	110	29,392

EAD net in € m.	1,064	18,390	9,737	144	110	29,445

thereof: undrawn commitments	–	–	7	–	–	7

Average RW in %	11.18	11.67	16.94	88.89	–	13.73

Corporates

EAD gross in € m.	439	2,352	7,763	2,552	802	13,908

EAD net in € m.	439	2,239	7,529	2,089	802	13,098

thereof: undrawn commitments	40	386	1,524	203	28	2,181

Average RW in %	12.98	29.34	52.90	114.60	–	54.14

Total

EAD gross in € m.	1,571	20,578	17,669	2,696	1,483	43,997

EAD net in € m.	1,583	20,629	17,312	2,233	1,483	43,240

thereof: undrawn commitments	41	386	1,531	203	28	2,189

Average RW in %	12.07	13.59	32.66	112.90	–	25.83

The tables below show our foundation IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poors rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

Deutsche Bank	01 – Management Report	112
Financial Report 2012	Risk Report

EAD net for Foundation IRBA Credit Exposures by PD Grade for Central Governments

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	–	–	–	–

iAA+	> 0.01 ≤ 0.02	–	–	–	–

iAA	> 0.02 ≤ 0.03	–	–	–	–

iAA-	> 0.03 ≤ 0.04	–	–	–	–

iA+	> 0.04 ≤ 0.05	–	–	–	–

iA	> 0.05 ≤ 0.07	89	0.06	20	22.06

iA-	> 0.07 ≤ 0.11	–	–	–	–

iBBB+	> 0.11 ≤ 0.18	–	–	–	–

iBBB	> 0.18 ≤ 0.30	–	–	–	–

iBBB-	> 0.30 ≤ 0.50	23	0.38	15	64.85

iBB+	> 0.50 ≤ 0.83	–	–	–	–

iBB	> 0.83 ≤ 1.37	–	–	–	–

iBB-	> 1.37 ≤ 2.27	–	–	–	–

iB+	> 2.27 ≤ 3.75	–	–	–	–

iB	> 3.75 ≤ 6.19	–	–	–	–

iB-	> 6.19 ≤ 10.22	–	–	–	–

iCCC+	> 10.22 ≤ 16.87	–	–	–	–

iCCC	> 16.87 ≤ 27.84	–	–	–	–

iCCC-	> 27.84 ≤ 99.99	–	–	–	–

Default	100.00	–	–	–	–

Total	–	112	0.13	35	30.80

EAD net for Foundation IRBA Credit Exposures by PD Grade for Institutions (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2012
Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	–	–	–	–

iAA+	> 0.01 ≤ 0.02	–	–	–	–

iAA	> 0.02 ≤ 0.03	917	0.03	140	15.31

iAA-	> 0.03 ≤ 0.04	447	0.04	81	18.21

iA+	> 0.04 ≤ 0.05	–	–	–	–

iA	> 0.05 ≤ 0.07	895	0.06	169	18.95

iA-	> 0.07 ≤ 0.11	6,489	0.09	1,044	16.09

iBBB+	> 0.11 ≤ 0.18	2,452	0.15	529	21.57

iBBB	> 0.18 ≤ 0.30	3,029	0.23	609	20.09

iBBB-	> 0.30 ≤ 0.50	186	0.38	52	27.98

iBB+	> 0.50 ≤ 0.83	200	0.69	60	30.10

iBB	> 0.83 ≤ 1.37	–	–	–	–

iBB-	> 1.37 ≤ 2.27	9	2.06	11	122.67

iB+	> 2.27 ≤ 3.75	–	–	–	–

iB	> 3.75 ≤ 6.19	–	–	–	–

iB-	> 6.19 ≤ 10.22	–	–	–	–

iCCC+	> 10.22 ≤ 16.87	–	–	–	–

iCCC	> 16.87 ≤ 27.84	6	18.00	5	82.11

iCCC-	> 27.84 ≤ 99.99	–	–	–	–

Default	100.00	56	100.00	–	–

Total	–	14,686	0.52	2,700	18.38

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2012
Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	–	–	–	–

iAA+	> 0.01 ≤ 0.02	–	–	–	–

iAA	> 0.02 ≤ 0.03	37	0.03	6	15.31

iAA-	> 0.03 ≤ 0.04	13	0.04	2	18.44

iA+	> 0.04 ≤ 0.05	–	–	–	–

iA	> 0.05 ≤ 0.07	225	0.06	50	22.12

iA-	> 0.07 ≤ 0.11	1,341	0.10	427	31.86

iBBB+	> 0.11 ≤ 0.18	1,194	0.15	469	39.30

iBBB	> 0.18 ≤ 0.30	2,938	0.23	1,481	50.41

iBBB-	> 0.30 ≤ 0.50	2,226	0.38	1,447	64.99

iBB+	> 0.50 ≤ 0.83	1,796	0.69	1,536	85.53

iBB	> 0.83 ≤ 1.37	634	1.23	663	104.64

iBB-	> 1.37 ≤ 2.27	291	2.06	357	122.63

iB+	> 2.27 ≤ 3.75	–	–	–	–

iB	> 3.75 ≤ 6.19	77	3.78	115	149.52

iB-	> 6.19 ≤ 10.22	45	7.26	78	174.28

iCCC+	> 10.22 ≤ 16.87	10	12.76	19	198.09

iCCC	> 16.87 ≤ 27.84	160	18.00	452	282.66

iCCC-	> 27.84 ≤ 99.99	–	–	–	–

Default	100.00	551	100.00	–	–

Total	–	11,538	5.48	7,102	61.55

Other IRBA Exposure

As an IRBA institution, we are required to treat equity investments, collective investment undertakings (“CIU”) and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory-defined IRBA risk weights are applied.

We use the simple risk-weight approach according to Section 98 SolvV for our investments in equity positions entered into since January 1, 2008. It distinguishes between exposure in equities which are non-exchange traded but sufficiently diversified, exchange-traded and other non-exchange-traded and then uses the regulatory-defined risk weights of 190%, 290 % or 370%, respectively.

Deutsche Bank	01 – Management Report	113
Financial Report 2012	Risk Report

For certain CIU exposures we apply the “look through”-treatment which constitutes a decomposition of the CIU into its underlying investments. If such decomposition is performed the underlying investment components are assigned to their respective exposure class – either within the IRBA or standardized approaches – as if they were directly held. A sub-portion of our CIU exposures resulting from Postbank is covered within the standardized approach by applying risk weights provided by third parties in line with Section 83 (5) SolvV. More details on Postbank’s CIU exposures covered in the standardized approach are provided in Section “Standardized Approach”. For the remaining collective investment undertakings the simple risk weight of 370 % is applied and assigned to the exposure class “equity investments”.

Exposures which are assigned to the exposure class “other non-credit obligation assets” receive an IRBA risk weight of 0 % in case of cash positions or 100%.

The following table summarizes on an EAD basis our IRBA exposure for equities, CIUs and other non-credit obligation assets, where regulatory risk weights are applied. Credit risk mitigation techniques have not been applied. The decreases mainly result from pension assets, which are reported under the standardized approach following a change in the methodology applied, as well as asset disposals.

EAD of equity investments, CIUs and other non-credit obligation assets by risk weight

in € m.	Dec 31, 2012	Dec 31, 2011
0%	2,182	1,912

100%	6,180	7,366

190%	109	210

290%	218	350

370%	1,248	2,186

1250%[1]	–	794

Total EAD of equity investments, CIUs and other non-credit obligation assets	9,936	12,818

[1]	Decrease results from method change being applied to pension assets.

The table below summarizes on an EAD basis our IRBA exposure for specialized lending. The exposures comprise commercial loans for residential construction, loans to property developers, operator models, real estate and equipment leasing, real estate located outside Germany, and private mortgage loans financing the construction of properties with more than ten residential units as well as project finance exposures. For the calculation of minimum capital requirements regulatory risk weights are applied where potential risk mitigating factors are already considered in the assignment of a risk weight to a specific structure. Additional credit risk mitigation techniques have not been applied.

The increase primarily relates to Deutsche Bank positions formerly being calculated under the Standardized Approach.

Other IRBA exposure for specialized lending by risk weight

in € m.	Dec 31, 2012	Dec 31, 2011
Risk weight category 1 (strong)	14,008	12,328

Risk weight category 2 (good)	1,443	1,033

Risk weight category 3 (satisfactory)	477	811

Risk weight category 4 (weak)	177	329

Risk weight category 5 (defaulted)	1,568	1,960

Total EAD of specialized lending	17,673	16,461

Standardized Approach

We treat a subset of our credit risk exposures within the standardized approach. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings.

We assign certain credit exposures permanently to the standardized approach in accordance with Section 70 SolvV. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required

Deutsche Bank	01 – Management Report	114
Financial Report 2012	Risk Report

conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are assessed via an internal credit assessment and fully integrated in the risk management and economic capital processes.

In line with Section 66 SolvV, we assign further – generally IRBA eligible – exposures permanently to the standardized approach. This population comprises several small-sized portfolios, which are considered to be immaterial on a stand-alone basis for inclusion in the IRBA.

Other credit exposures which are small in size are temporarily assigned to the standardized approach and we plan to transfer them to the IRBA over time. The prioritization and the corresponding transition plan is discussed and agreed with the competent authorities, the BaFin and the Bundesbank.

Equity positions entered into before January 1, 2008 are subject to the transitional arrangement to exempt them from the IRBA and a risk weight of 100 % is applied according to the standardized approach treatment.

In order to calculate the regulatory capital requirements under the standardized approach, we use eligible external ratings from Standard & Poor’s, Moody’s, Fitch Ratings and in some cases from DBRS. DBRS ratings are applied in the standardized approach for a small number of exposures since 2009. Ratings are applied to all relevant exposure classes in the standardized approach. If more than one rating is available for a specific counterparty, the selection criteria as set out in Section 44 SolvV are applied in order to determine the relevant risk weight for the capital calculation. Moreover, given the low volume of exposures covered under the standardized approach and the high percentage of (externally rated) central government exposures therein, we do not infer borrower ratings from issuer ratings.

Our exposure values in the standardized approach by risk weight is shown before and after credit risk mitigation obtained in the form of eligible financial collateral, guarantees and credit derivatives excluding Postbank’s CIU exposures assigned to the standardized approach which are displayed in the table “EAD of CIUs of Postbank in the Standardized Approach by Risk Weight” thereafter, and excluding exposure subject to settlement risk.

The overall decrease is mainly driven by reductions in central banks related exposures as well as due to changes in model approvals partially offset by inclusion of our pension assets which formally have been calculated under the advanced IRBA.

Exposure values in the standardized approach by risk weight

	Dec 31, 2012		Dec 31, 2011
in € m.	Before credit risk mitigation	After credit risk mitigation	Before credit risk mitigation	After credit risk mitigation
0%	100,714	103,605	115,572	118,762

5%	–	–	–	–

10%	46	46	983	983

20%	2,002	2,278	2,509	4,265

22%	–	–	–	–

35%	2,616	2,608	4,059	4,046

50%	4,219	4,308	5,242	5,388

55%	1,018	1,018	–	–

75%	30,450	25,125	17,897	14,705

100%	31,187	21,419	41,009	25,680

110%	–	–	–	–

150%	1,055	999	1,411	1,401

Total EAD in the standardized approach	173,307	161,406	188,683	175,230

Deutsche Bank	01 – Management Report	115
Financial Report 2012	Risk Report

EAD of CIUs of Postbank in the standardized approach by Risk Weight

in € m.	Dec 31, 2012	Dec 31, 2011
Bonds in CIUs

0%	–	80

11%	–	87

22%	312	234

55%	432	416

110%	596	747

200%	65	7

300%	393	512

EAD for bonds in CIUs	1,798	2,083

CIUs with risk weight calculated by third parties

< 22%	594	621

> 22% < 110%	189	–

> 110%	18	–

EAD for CIUs with risk weight calculated by third parties	801	621

Total EAD for CIUs in the standardized approach	2,599	2,704

The table above comprises bonds in the form of collective investment undertakings assigned to the standardized approach based on a “look through”-treatment as well as the exposure values for collective investment undertakings with risk weights calculated by third parties in the standardized approach by risk weight. Credit risk mitigation techniques have not been applied.

Regulatory Application of Credit Risk Mitigation Techniques

Risk-weighted assets and regulatory capital requirements can be managed actively by credit risk mitigation techniques. As a prerequisite for recognition in regulatory calculations, we must adhere to certain minimum requirements as stipulated in the SolvV regarding collateral management, monitoring processes and legal enforceability.

The range of collateral being eligible for regulatory recognition is dependent predominantly on the regulatory capital calculation method used for a specific risk position. The principle is that a higher degree of sophistication with regard to the underlying methodology generally leads to a wider range of admissible collateral and options to recognize protection via guarantees and credit derivatives. However, also the minimum requirements to be adhered to and the mechanism available to reflect the risk mitigation benefits are predominantly a function of the regulatory calculation method applied.

The advanced IRBA generally accepts all types of financial collateral, as well as real estate, collateral assignments and other physical collateral. In our application of the advanced IRBA, there is basically no limitation to the range of accepted collateral as long as we can demonstrate to the competent authorities that reliable estimates of the collateral values can be generated and that basic requirements are fulfilled.

The same principle holds true for taking benefits from guarantee and credit derivative arrangements. Within the advanced IRBA, again there are generally no limitations with regard to the range of eligible collateral providers as long as some basic minimum requirements are met. However, collateral providers’ credit quality and other relevant factors are incorporated through our internal models.

In our advanced IRBA calculations financial and other collateral is generally considered through an adjustment to the applicable LGD as the input parameter for determining the risk weight. For recognizing protection from guarantees and credit derivatives, generally a PD substitution approach is applied, i.e., within the advanced IRBA risk-weight calculation the PD of the borrower is replaced by the protection seller’s or guarantor’s PD. However, for certain guaranteed exposures and certain protection providers the so-called double default treatment is applicable. The double default effect implies that for a guaranteed exposure a loss only occurs if the originator and the guarantor fail to meet their obligations at the same time.

Deutsche Bank	01 – Management Report	116
Financial Report 2012	Risk Report

Advanced IRBA exposure values before and after credit risk mitigation

	Dec 31, 2012				Dec 31, 2011
in € m.	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]
Central governments	95,662	1,742	2,037	3,779	110,601	4,611	1,977	6,588

Institutions	66,368	21,677	3,639	25,316	84,337	22,212	4,190	26,402

Corporates	294,463[2]	79,870	31,045	110,915	335,939[2]	112,101	36,443	148,543

Retail	182,940	128,839[3]	709	129,548	171,361	118,618[3]	682	119,300

Total	639,433	232,128	37,431	269,558	702,238	257,541	43,292	300,833

[1]	Excludes collateralization which is reflected in the EPE measure.
[2]	Includes exposure subject to dilution risk of € 793 million per end 2012 and € 1.1 billion per year end 2011.
[3]	Due to changes in methodology collateral values from BHW are now included in the segment retail which are € 25.4 billion per year 2012 and € 25.3 billion per year end 2011.

The foundation IRBA sets stricter limitations with regard to the eligibility of credit risk mitigation compared to the advanced IRBA but allows for consideration of financial collateral, guarantees and credit derivates as well as other foundation IRBA-eligible collateral like mortgages and security assignments.

The financial collateral recognised in the foundation IRBA essentially comprises cash, bonds and other securities related to repo lending.

Collateralized counterparty credit risk exposure in the Foundation IRBA by exposure class

	Dec 31,2012
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments	101	–	–	–	–

Institutions	22,594	6,919	–	62	6,981

Corporates	12,242	–	–	511	511

Total	34,937	6,919	–	573	7,492

	Dec 31,2011
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments	697	–	–	–	–

Institutions	29,392	9,983	–	221	10,204

Corporates	13,908	–	–	835	835

Total	43,997	9,983	–	1,056	11,039

In the standardized approach, collateral recognition is limited to eligible financial collateral, such as cash, gold bullion, certain debt securities, equities and CIUs, in many cases only with their volatility-adjusted collateral value. In its general structure, the standardized approach provides a preferred (lower) risk-weight for “claims secured by real estate property”. Given this preferred risk-weight real estate is not considered a collateral item under the standardized approach. Further limitations must be considered with regard to eligible guarantee and credit derivative providers.

In order to reflect risk mitigation techniques in the calculation of capital requirements we apply the financial collateral comprehensive method since the higher sophistication of that method allows a broader range of eligible collateral. Within this approach, financial collateral is reflected through a reduction in the exposure value of the respective risk position, while protection taken in the form of guarantees and credit derivatives is considered by means of a substitution, i.e., the borrower’s risk weight is replaced by the risk weight of the protection provider.

Deutsche Bank	01 – Management Report	117
Financial Report 2012	Risk Report

Exposure values in the standardized approach by exposure class

	Dec 31,2012				Dec 31,2011
in € m.	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments	75,051	55	1,811	1,866	93,867	246	2	248

Regional governments and local authorities	19,253	0	122	122	18,340	60	–	60

Other public sector entities	3,219	4	565	569	2,607	534	–	534

Multilateral development banks	578	–	–	–	270	–	–	–

International organizations	411	–	–	–	249	–	–	–

Institutions	4,480	123	104	227	3,967	365	106	471

Covered bonds issued by credit institutions	52	–	–	–	983	–	–	–

Corporates	27,454	7,770	134	7,904	34,131	9,801	1,253	11,054

Retail	12,341	1,852	–	1,852	17,899	1,302	1,892	3,194

Claims secured by real estate property	6,253	15	–	15	7,540	22	–	22

Collective investment undertakings [1]	2,599	–	–	–	2,704	–	–	–

Equity investments	3,517	–	–	–	7,163	3,641	–	3,641

Other items	19,390	–	–	–	99	–	–	–

Past due items	1,325	15	–	15	1,569	13	5	17

Total	175,923	9,834	2,736	12,570	191,387	15,984	3,258	19,241

[1]	Includes Postbank’s CIU exposures assigned to the standardized approach.

The decreases in EAD are primarily driven by exposure decreases in overnight loans for central banks in the segment central governments and by decreases in derivative exposure in the segment corporates. The predominant part of the EAD in the segment retail is shifted to advanced IRBA due to newly approved IRBA rating systems.

Securitization

The following section on Securitization, ending on page 134, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes of this are to provide clients with access to risk and returns related to specific portfolios of assets, to provide clients with access to funding and to manage our credit risk exposure.

A participant in the securitization market can typically adopt three different roles: as originator, sponsor or investor. An originator is an institution which is involved, either itself or through its related entities, directly or indirectly, in the origination or purchase of the securitized exposures. In a sponsorship role, an institution establishes and manages an asset-backed commercial paper program (“ABCP”) or other securitization transaction, but has neither originated nor taken the purchased assets on its balance sheet. All other securitization positions entered into by us are assumed in the capacity as an investor. In order to achieve our business objectives we act in all three roles on the securitization markets.

Banking Book Securitizations

As an originator, we use securitizations primarily as a strategy to reduce credit risk, mainly through the Credit Portfolio Strategies Group (“CPSG”). It uses, among other means, synthetic securitizations to manage the credit risk of loans and lending-related commitments of the international investment-grade portfolio, leveraged portfolio, and the medium-sized German companies’ portfolio within the CB&S corporate division. The credit risk is predominantly transferred to counterparties through synthetic collateralized loan obligations mainly in the form of financial guarantees and, to a lesser extent, as credit derivatives providing first loss protection.

Deutsche Bank	01 – Management Report	118
Financial Report 2012	Risk Report

The overall volume of credit risk transfer as originator showed a moderate reduction for PBC during 2012, and decreased more significantly for GTB and CB&S. This resulted mainly from the termination and regulatory de-recognition of credit risk coverage on European assets related to small and medium entities (“SME”) and European and American assets related to large entities and institutions. On the other hand, the Global Markets business division of CB&S entered into two new synthetic re-securitisations of its own trading book securities in the amount of € 590 million. While in both transactions the mezzanine tranches were sold into the market, we hold the retained tranches in the regulatory banking book.

On a limited basis we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009. These transactions do not transfer credit risk and are therefore not included in the quantitative part of this section.

We set up, sponsor and administer a number of ABCP programs through which we securitize assets acquired from third parties. These programs provide customers with access to funding in the commercial paper (“CP”) market and create investment products for clients. Each program consists of a commercial paper issuing special purpose entity (the so-called “conduit”) and one or more supporting SPEs through which the assets are purchased. The conduits and the SPEs are organized as limited liability companies or in an equivalent legal form. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets. As administrative agent for the CP programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the CP conduit (“conduit”), which then issues to the market high-grade, short-term CP, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the CP. We are acting as provider of liquidity and credit enhancement to these conduits with facilities recorded in our regulatory banking book. There are also instances in which we will face the conduit on foreign exchange and interest rate swaps which are recorded in the trading book.

Furthermore, we act as an investor in third party securitizations through the purchase of third party-issued securitizations or tranches, or provide liquidity/credit support, to which we – and in some instances other parties – provide financing. Additionally, we assist third party securitizations by providing derivatives related to securitization structures. These include currency, interest rate, equity and credit derivatives.

Nearly half of our securitization book in 2012 relates to origination activity, predominantly through transactions for CPSG, i.e., from de-risking activity for our existing loan portfolio. Of the remainder, for approximately two thirds we assumed the investor role, and for the rest we acted as sponsor.

During 2012 the total securitization book decreased by € 12 billion to € 65 billion. Main drivers were the termination/regulatory de-recognition of credit risk coverage mentioned above, and the ongoing de-risking strategy pursued throughout the year. Approximately two thirds of this reduction relate to loans to Corporates and SMEs.

Overall, the securitization positions are exposed to the performance of diverse asset classes, including primarily corporate senior loans or unsecured debt, consumer debt such as auto loans or student loans, as well as residential- or commercial 1st and 2nd lien mortgages. We are active across the entire capital structure with an emphasis on the more senior tranches. The subset of re-securitization is predominantly backed by US residential mortgage-backed mezzanine securities.

Primary recourse for securitization exposures lies with the underlying assets. The related risk is mitigated by credit enhancement typically in the form of overcollateralization, subordination, reserve accounts, excess interest, or other support arrangements. Additional protection features include performance triggers, financial covenants and events of default stipulated in the legal documentation which, when breached, provide for the acceleration of repayment, rights of foreclosure and/or other remediation.

Deutsche Bank	01 – Management Report	119
Financial Report 2012	Risk Report

All securitization exposures are subject to regular performance reviews which include checks of the periodic servicer reports against any performance triggers/covenants in the loan documentation, as well as the overall performance trend in the context of economic, geographic, sector and servicer developments. Monitoring of the re-securitization subset takes into consideration the performance of the securitized tranches’ underlying assets, to the extent available.

For longer-term lending-related commitments an internal rating review is required at least annually. Significant negative (or positive) changes in asset performance can trigger an earlier review date. Full credit reviews also are required annually, or, for highly rated exposures, every other year. Furthermore, there is a separate, usually quarterly, watch list process for exposures identified to be at a higher risk of loss, which requires a separate assessment of asset and servicer performance. It includes a review of the exposure strategy and identifies next steps to be taken to mitigate loss potential. There is no difference in approach for re-securitization transactions.

Securitization activities have an impact on our liquidity activity. On one hand, we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009, as mentioned before. On the other hand, we are exposed to potential drawdown under liquidity backstop facilities supporting the Deutsche Bank-sponsored asset-backed commercial paper or other revolving commitments. This liquidity risk is monitored by our Treasury department and is included in our liquidity planning and regular stress testing.

Evaluation of structural integrity is another important component of risk management for securitization, focusing on the structural protection of a securitization as defined in the legal documentation (e.g., perfection of security interest, segregation of payment flows, and rights to audit). The evaluation for each securitization is performed by a dedicated team who engages third-party auditors, determines audit scopes, and reviews the results of such external audits. The results of these risk reviews and assessments complement the credit and rating review process performed by Credit Risk Management.

We have identified part of the existing book of securitization transactions as “legacy book” earmarked for de-risking. Although such a non-core book was introduced earlier for Securitisation it now forms part of our NCOU. De-risking generally means that existing transactions are either partially or completely sold into the market, as far as adequate prices can be achieved. During the remaining hold period these positions benefit from reduction through amortization, where applicable. In 2012, this legacy book experienced a net decrease by € 6.8 billion to € 18.7 billion.

Hedging requirements for securitization exposures are mandated in the context of each individual credit approval, and are re-visited at each internal credit or rating review. However, credit risk management is conducted mostly through avoidance of undue risk concentration on borrower, servicer and asset class levels. Higher initial underwritings are de-risked to a final hold mandated in the credit approval mainly through syndication, or sales in the secondary market. Success of de-risking is being monitored and reported regularly to senior management. There is only very limited credit hedging activity in the banking book.

Furthermore, in the context of structuring securitization transactions, hedging usually takes place to insulate the SPE from interest rate and cross-currency risk – as far as required depending on the assets being included. When this hedging is provided by us, the related counterparty risk to the securitization structure is included in the Credit Risk Management review process and reported below as part of the banking book exposure despite effectively being part of our trading book. If this hedging is not provided by us, it is largely conducted with large international financial institutions with strong financials. Such indirect counterparty risk is reported to the hedging counterparty’s credit officer to become part of his/her credit evaluation.

Trading Book Securitizations

In the trading book, we act as originator, sponsor and investor. In the role of investor, our main objective is to serve as a market maker in the secondary market. The market making function consists of providing two way markets (buy and sell) to generate flow trading revenues and provide liquidity for customers. In the role of

Deutsche Bank	01 – Management Report	120
Financial Report 2012	Risk Report

originator, we predominately engage in short synthetic single tranche CDOs (SST-CDOs) backed by loans to corporates or SMEs. Also in our role as originator, we finance loans to be securitized; in the current market environment our role in financing loans to be securitized is predominantly being performed in the commercial real estate business. Trading book activities where we have the role of a sponsor (i.e. excluding activities derived from multi-seller originator transactions) are minimal.

We hold a portfolio of asset backed securities (“ABS”) correlation trades within the NCOU portfolio that is in the process of being wound down. Other than de-risking the position, no new activity is being performed. The positions are being actively risk managed and are part of Market Risk Management’s Governance Framework (described below).

Our securitization desks trade assets across all capital structures, from senior bonds with large subordination to first loss subordinate tranches, across both securitizations and re-securitizations. Our exposure to re-securitizations in the trading book is € 858 million comprised mostly of collateralized loan obligations (including a bucket of securitization) and a median rating of A-. The varying degrees of risk along the capital structure are reflected by the price in which the asset trades; this is because the market requires minimum loss adjusted returns on their investments. Securitization positions consist mostly of residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”) backed by first and second lien loans, collateralized loan obligations (“CLOs”) backed by corporate senior loans and unsecured debt and consumer ABS backed by secured and unsecured credit.

Securitized trading volume is linked to global growth. A slowdown can lead to decreased liquidity and lower trading volumes, as observed in the second half of 2011. Investor demand strengthened in 2012 for securities products as global economies stabilized and liquidity returned to the market. Other potential risks that exist in securitized assets are prepayment, default and severity uncertainty and servicer performance risk. Note that trading book assets are marked to market and the previous mentioned risks are reflected in the position’s price.

Our Market Risk Management Governance Framework applies to all securitization positions held within the trading book. The Risk Governance Framework applied to securitization includes policies and procedures with respect to new product approvals and new transaction approvals as well as inventory management systems and trade entry. The Risk Governance Framework applied to securitization also includes policies and procedures with respect to risk models and measurements. All securitization positions are captured and measured within value-at-risk, stressed value-at-risk, and economic capital. The measurements are dependent upon internal and external models and processes, which includes the use of third-party assessments of risks associated with the underlying collateral. Furthermore the Risk Governance Framework includes risk reporting and limits, at the global, regional and product levels. All securitization positions held within the trading book are captured, reported and limited within this framework and changes in credit and market risks are reported. The limit structure includes value-at-risk and market value product specific limits. Under the limit framework, asset class market value limits are based on seniority/rating where lower rated positions are given a lower trading limit. The limit monitoring system captures exposures and flags any threshold breaches. Market Risk Management approval is required for any trades over the limit. The processes for securitization and re-securitizations are similar.

Our Traded Credit Positions (“TCP”) process captures the issuer risk for securitization positions in the trading book. TCP-Securitization manages concentration risks and sets position level limits based on asset class and rating. Positions with lower ratings are assigned lower trading limits. Limit management reports are produced to ensure position level limit compliance and to detect any potential limit breaches. When positions exceed the respective market value limits on a global basis, TCP approval is required. In addition collateral level stress testing and performance monitoring is incorporated into the risk management process. The Traded Credit Positions process covers both securitizations and re-securitizations.

The securitization desks incorporate a combination of macro and position level hedges to mitigate credit, interest rate and certain tail risks on the entire securitization portfolio. Duration and credit sensitivities (DV01s and

Deutsche Bank	01 – Management Report	121
Financial Report 2012	Risk Report

CS01s) are the primary risk sensitivity measures used to calculate appropriate hedges. Some of the hedging products utilized include vanilla interest rate swaps, US Treasury bonds and product specific liquid indices. The market risks of the hedges (both funded and unfunded) are incorporated and managed within our Market Risk Management Governance Framework as described above; and, the counterparty risks of the hedges (both funded and unfunded), which are comprised primarily of major global financial institutions, are managed and approved through a formalized risk management process performed by Credit Risk Management.

Accounting and Valuation Policies for Securitizations

Our accounting policies are included in Note 01 “Significant Accounting Policies”. The most relevant accounting policies for the securitisation programmes originated by us, and where we hold assets purchased with the intent to securitize, are “Principles of Consolidation”, “Financial Assets and Financial Liabilities” and “Derecognition of Financial Assets and Financial Liabilities”, see also Note 15 “Financial Instruments carried at Fair Value”.

Types of Special Purposes Entities used by Deutsche Bank as Sponsor of Securitizations

We establish and administer as sponsor asset-backed commercial paper (“ABCP”) programs through which we securitize assets acquired from third parties. Each program consists of a commercial paper issuing special purpose entity (the so-called “conduit”) and one or more supporting SPE through which the assets are purchased. The conduits and the SPEs are organized as limited liability companies or in an equivalent legal form. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets.

We assume both on-balance sheet exposure and off-balance sheet exposure which stems from liquidity facilities granted to the SPEs or the related conduit, letters of credit, total return swaps or similar credit enhancements, interest rate and foreign exchange related derivatives and commercial papers.

Occasionally, on a transaction by transaction basis, we assist special purpose entities in acquiring third party assets where we, considering our overall contribution e.g., our influence on selecting the securitized assets and structuring the tranches, qualify as sponsor. This type of transactions may include multi-seller securitizations where a small portion of the securitized assets were originated by us, e.g., performing and non-performing residential and commercial mortgage loans. We assume on-balance sheet exposure and off-balance sheet exposure including first loss tranches or interest rate and foreign exchange related derivatives.

We as originator or sponsor of a securitization transaction sell ABCPs and other securitization tranches (or arrange for such sale through mandated market making institutions) solely on an “execution only” basis and only to sophisticated operative corporate clients that rely on their own risk assessment. In the ordinary course of business, we do not offer such tranches to operative corporate clients to which, at the same time, we offer investment advisory services.

Regulatory Securitization Framework

Section 1b of the German Banking Act (Kreditwesengesetz – KWG) defines which types of transactions and positions must be classified as securitization transactions and securitization positions for regulatory reporting.

Securitization transactions are basically defined as transactions in which the credit risk of a securitized portfolio is divided into at least two securitization tranches and where the payments to the holders of the tranches depend on the performance of the securitized portfolio. The different tranches are in a subordinate relationship that determines the order and the amount of payments or losses assigned to the holders of the tranches (waterfall). Loss allocations to a junior tranche will not already lead to a termination of the entire securitization transaction, i.e., senior tranches survive loss allocations to subordinate tranches.

Deutsche Bank	01 – Management Report	122
Financial Report 2012	Risk Report

Securitization positions can be acquired in various forms including investments in securitization tranches, derivative transactions for hedging interest rate and currency risks included in the waterfall, liquidity facilities, credit enhancements, unfunded credit protection or collateral for securitization tranches.

The approach for the calculation of the regulatory capital requirements for banking book and trading book securitization positions is prescribed by the German solvency regulation (Solvabilitätsverordnung – “SolvV”).

Calculation of Regulatory Capital Requirements for Banking Book Securitizations

The regulatory capital requirements for the credit risk of banking book securitizations are determined based on the securitization framework pursuant to Sections 225 to 268 SolvV, which distinguishes between credit risk standardized approach (“CRSA”)-securitization positions and internal ratings based approach (“IRBA”)-securitization positions. The classification of securitization positions as either CRSA- or IRBA-securitization positions depends on the nature of the securitized portfolio. Basically, CRSA-securitization positions are those where the securitized portfolio predominantly includes credit risk exposures, which would qualify as CRSA-exposures under the credit risk framework if they would be held by us directly. Otherwise, if the majority of the securitized portfolio would qualify as IRBA-exposures, the securitization positions qualify as IRBA-securitization positions.

The risk weights of CRSA-securitization positions are derived from their relevant external ratings, when applicable. External ratings must satisfy certain eligibility criteria for being used in the risk weight calculation. Eligible external ratings are taken from Standard & Poor’s, Moody’s, Fitch Ratings and DBRS. If more than one eligible rating is available for a specific securitization position, the relevant external rating is determined as the second best eligible rating in accordance with the provisions set forth in Sections 236 to 237 SolvV. CRSA-securitization positions with no eligible external rating are deducted from liable capital unless they qualify for the application of the risk concentration approach pursuant to Section 243 (2) SolvV which might lead to a risk weight below 1250%.

The risk weight of IRBA-securitization positions is determined according to the following hierarchy:

—

If one or more eligible external ratings exist for the IRBA-securitization position, or if an external rating can be inferred from an eligible external rating of a benchmark securitization position, the risk weight is derived from the relevant external rating (ratings based approach).

—

Otherwise, if no eligible external rating exists or can be inferred, the risk weight of the IRBA-securitization position will generally be determined based on the supervisory formula approach pursuant to Section 258 SolvV or the internal assessment approach pursuant to Section 259 SolvV.

—	If neither of the aforementioned approaches can be applied, the position is deducted from liable capital.

The ratings based approach applies to the largest part of our IRBA- and CRSA-securitization positions, largely in the lower (better) risk weight bands. We use mainly the external ratings of Standard & Poor’s, Moody’s and Fitch Ratings and DBRS only to a lesser extent. The majority of securitization positions with an eligible external or inferred external credit assessment are retained positions of our synthetic securitizations or securitization positions held as investor. The risk concentration approach is applied to a few CRSA-securitization exposures that are small compared to the total amount of our banking book securitization exposures. The scope of application of the supervisory formula approach and of the internal assessment approach is described below.

There is no securitization position for which we have applied the special provisions for originators of securitization transactions which include an investor’s interest to be recognized by the originator pursuant to Section 245 et seq. respectively Section 262 et seq. SolvV.

Deutsche Bank	01 – Management Report	123
Financial Report 2012	Risk Report

Supervisory Formula Approach and Internal Assessment Approach

The risk weight of securitization positions subject to the supervisory formula approach (“SFA”) is determined based on a formula which takes as input the capital requirement of the securitized portfolio and the seniority of the securitization position in the waterfall, amongst others. When applying the SFA, we estimate the risk parameters PD and LGD for the assets included in the securitized portfolio, by using internally developed rating systems approved for such assets. We continue to develop new rating systems for homogenous pools of assets to be applied to assets that have not been originated by us. The rating systems are based on historical default and loss information from comparable assets. The risk parameters PD and LGD are derived on risk pool level.

Approximately 40 % of the total banking book securitization positions are subject to the SFA. This approach is predominantly used to rate positions backed by corporate loans, auto-related receivables and commercial real estate.

For unrated IRBA-securitization positions which are related to ABCP programs and which are not asset backed commercial paper, the risk weight is calculated based on the internal assessment approach (“IAA”). Apart from using this concept for regulatory purposes, the internal rating is used for expected loss and economic capital calculations and plays a significant role in the credit decision and monitoring process.

We have received approval from BaFin to apply the IAA to approximately 85 % of our ABCP conduit securitization exposure.

Asset classes subject to IAA are governed by a specific and detailed set of rules per asset class. These asset class write-ups (“ACW”) have been established in cooperation between all relevant departments of the bank including Credit Risk Management, Risk Analytics and Instruments and the Front Office. They are reviewed and approved in a formal internal process, and subject to an at least annual review. For BaFin approved asset classes, the ACW require re-approval by the regulator in case of significant changes during the review process.

BaFin approval for IAA has been received for currently 13 different asset classes in both consumer and commercial assets. The stress factors are different per asset class and rating level; they are established based on criteria set by the “dominant” external rating agency which forms the basis of the internal qualitative and quantitative rating analysis. The stress factor multiples indicate how much credit enhancement is required to obtain a specific rating. It is specified as a multiple of the expected loss.

The following tables summarize (a) the Stress Factor Multiples per rating level, or (b) key stress testing methodology for those without defined Stress Factor Multiples, based on the methodology published by the respective dominant rating agencies:

Stress Factor Multiples per Rating Level by dominant Rating Agencies

Asset Class	Auto Loans	CDO	Comm. Lease & Loan	Consumer Loans	Credit Cards	Trade Receivable
Dominant Rating Agency	S&P	Moody’s	S&P	S&P	S&P	S&P

AAA	3.75–5	1.95	5	4–5	3–6.6	2.5

AA	3–4	1.8–1.76	4	3–4	2.5–5	2.25

A	2–3	1.73–1.69	3	2–3	2–3.75	2

BBB	1.75–2	1.67–1.63	2	1.5–2	1.5–2.5	1.5

BB	1.5–1.75	1.5–1.2		1–1.5	1.25–1.5

Deutsche Bank	01 – Management Report	124
Financial Report 2012	Risk Report

Summary of Rating agency Stress Factor Methodologies without defined Stress Factor Multiples

Asset Class	Capital Calls	MV CDO	RMBS Australia	RMBS Europe	RMBS US	Structured Settlements	Student Loans FFELP
Dominant Rating Agency	Moody’s	S&P	S&P	S&P	S&P	S&P	Moody’s
Comment	Methodology relies on conservative assumptions regarding debtor ratings and recovery rates; supported by conservative correlation criteria	Methodology of both S&P and Moody’s is using Advance rates instead of Stress Factor Multiples, which are available on their respective websites	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Stress-testing by applying S&P default and loss assumptions per rating level on each individual loan in the pool	Generating a probability distribution of potential default rates at each rating level for the portfolio using industry-specific recovery rates. Additional stress tests regarding Largest Obligor and Largest Industry Defaults	Applying rating-level specific stresses including defined cumulative default rates, voluntary prepayment rates, servicer reject rates and borrower benefit rates

Information based on methodology published by the respective Dominant Rating Agencies, which may be amended from time to time.

The underlying cash flow models per asset class are also subject to the regular review process. For securitizations in these asset classes we utilize external credit assessment institutions, namely Standard & Poor’s and Moody’s as outlined in the tables above.

Calculation of Regulatory Capital Requirements for Trading Book Securitizations

The regulatory capital requirements for the market risk of trading book securitizations are determined based on a combination of internal models and regulatory standard approaches pursuant to Section 314 et seq. SolvV.

The capital requirement for the general market risk of trading book securitization positions is determined as the sum of (i) the value-at-risk based capital requirement for general market risk and (ii) the stressed value-at-risk based capital requirement for general market risk.

The capital requirement for the specific market risk of trading book securitization positions depends on whether the positions are assigned to the regulatory correlation trading portfolio (“CTP”) or not.

For securitization positions that are not assigned to the CTP, the capital requirement for specific market risk is calculated based on the market risk standardized approach (“MRSA”). The MRSA risk weight for trading book securitization positions is generally calculated by using the same methodologies which apply to banking book securitization positions. The only difference relates to the use of the SFA for trading book securitization positions, where the capital requirement of the securitized portfolio is determined by making use of risk parameters (probability of default and loss given default) that are based on the incremental risk charge model. The MRSA based capital requirement for specific risk is determined as the higher of the capital requirements for all net long and all net short securitization positions outside of the CTP. The securitization positions included in the MRSA calculations for specific risk are additionally included in the value-at-risk and stressed value-at-risk calculations for specific risk.

Trading book securitizations subject to MRSA treatment include various asset classes differentiated by the respective underlying collateral types:

—	Residential mortgage backed securities (“RMBS”);
—	Commercial mortgage backed securities (“CMBS”);
—	Collateralized loan obligations (“CLO”);
—	Collateralized debt obligations (“CDO”); and
—	Consumer asset backed securities (incl. credit cards, auto loans and leases, student loans, equipment loans and leases, dealer floorplan loans, etc).

Deutsche Bank	01 – Management Report	125
Financial Report 2012	Risk Report

They also include synthetic credit derivatives and commonly-traded indices based on the above listed instruments.

Conversely, the capital requirement for the specific market risk of securitization positions which are assigned to the CTP is determined as the sum of (i) the value-at-risk based capital requirement for specific risk, (ii) the stressed value-at-risk based capital requirement for specific risk and (iii) the capital requirement for specific risk as derived from the comprehensive risk measurement (“CRM”) model. The CRM based capital requirement is subject to a floor equal to 8 % of the higher of the specific risk capital requirements for all net long and all net short securitization positions under the MRSA.

The CTP includes all securitization positions and nth-to-default credit derivatives held for the purpose of trading correlation that satisfy the following requirements:

—

all reference instruments are either single-name instruments, including single-name credit derivatives for which a liquid two-way market exists, or commonly-traded indices based on those reference entities;

—

the positions are neither re-securitization positions, nor options on a securitization tranche, nor any other derivatives of securitization exposures that do not provide a pro-rata share in the proceeds of a securitization tranche; and

—	the positions do not reference a claim on a special purpose entity, claims or contingent claims on real estate property or retail.

The CTP also comprises hedges to the securitization and nth-to-default positions in the portfolio, provided a liquid two-way market exists for the instrument or its underlying. Typical products assigned to the CTP are synthetic CDOs, nth-to-default credit default swaps (“CDS”), and index and single name CDS. For details on the CRM covering the regulatory CTP please also refer to the Section “Trading Market Risk”.

Regulatory Good Practice Guidelines

The European Banking Federation, the Association for Financial Markets in Europe (formerly London Investment Banking Association), the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization” in December 2008, which were slightly revised in 2009/2010. Our Pillar 3 disclosures are in compliance with the spirit of these guidelines as far as they have not been superseded by revised regulations in light of Basel 2.5.

Securitization Details

The amounts reported in the following tables provide details of our securitization exposures separately for the regulatory banking and trading book. The presentation of the banking and trading book exposures is in line with last year’s disclosure. The details of our trading book securitization positions subject to the MRSA are included in this chapter, while details of the trading book securitization positions covered under the Comprehensive Risk Measure (“CRM”) are described in Chapter “Trading Market Risk”.

Overall, the amounts presented in this chapter differ from, and are not directly comparable to, the amounts reported in the section “Special Purpose Entities”, in particular due to the differences in the respective consolidation principles between IFRS accounting and regulatory consolidation frameworks, as described above.

Outstanding Exposures Securitized

We are only exposed to credit or market risks related to the exposures securitized, as shown below, to the extent that we have retained or purchased any of the related securitization positions. The risk of the retained or purchased positions depends on the relative position in the payment waterfall structure of the securitization transaction. For disclosure purposes, we are deemed to be Originator and additionally Sponsor in case of multi-seller securitisations, which is reflected in the disclosure of the total outstanding exposures securitized in the Sponsor column and our share of those exposures in the Originator column.

Deutsche Bank	01 – Management Report	126
Financial Report 2012	Risk Report

The following table details the total banking book outstanding exposure, i.e., the overall pool size, we have securitized in our capacity as either originator or sponsor through traditional or synthetic securitization transactions split by exposure type. Within the originator columns the table provides information of the underlying securitized asset pool which was either originated from our balance sheet or acquired from third parties. The amounts reported are either the carrying values as reported in our consolidated financial statements for on-balance sheet exposures in synthetic securitizations or the principal notional amount for traditional securitizations and off-balance sheet exposures in synthetic transactions. Of the € 53 billion total outstanding securitized exposure reported as of December 31, 2012 in the table below as “Originator”, the amount retained was € 31 billion reflecting a decrease in both outstanding securitized as well as retained exposure which for December 31, 2011 were € 76 billion and € 40 billion respectively.

For sponsor relationships, the total outstanding exposure securitized reported in the table below represents the principal notional amount of outstanding exposures of the entities issuing the securities and other receivables. As of December 31, 2012, our retained or repurchased exposure of the € 117 billion total outstanding exposure securitized shown in the “Sponsor” columns including multi-seller transactions was € 17 billion. The remaining exposure is held by third parties. As of December 31, 2011, our maximum exposure with regard to the € 131 billion total outstanding exposure securitized resulted from sponsoring activities including multi-seller transactions amounted to € 21 billion. The decrease in our maximum exposure resulted primarily from a management decision to reduce the securitization book in the current weaker markets. The total reported outstanding exposure securitized is derived using information received from servicer reports of the third parties with whom the conduits have relationships.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book

	Dec 31, 2012				Dec 31, 2011
	Originator		Sponsor[1]		Originator		Sponsor[1]
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	10,954	3,516	4,276	–	14,018	4,124	18,131	–

Commercial mortgages	13,682	–	7,991	–	16,569	–	4,990	–

Credit card receivables	–	–	1,742	–	–	–	5,577	–

Leasing	–	–	5,967	–	–	–	6,390	–

Loans to corporates or SMEs (treated as corporates)[2]	2,772	20,014	21,256	781	6,657	27,105	26,698	1,045

Consumer loans	–	–	17,932	–	–	–	15,356	–

Trade receivables	–	–	–	–	–	–	–	–

Securitizations (re-securitizations)	1,642	590	3,467	–	7,830	–	1,022	–

Other assets	–	–	53,166	–	97	–	51,851	–

Total outstanding exposures securitized[3]	29,050	24,120	115,797	781	45,171	31,229	130,015	1,045

[1]

As of December 31, 2012 included under “Sponsor” is the amount € 17 billion of multi-seller related securitized exposures, of which we have originated € 8 billion, and therefore have also included this amount under “Originator”. For December 31, 2011 the amounts were € 18 billion and € 10 billion respectively.

[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

The table below provides the total outstanding exposure securitized in relation to securitization positions held in our regulatory trading book separately for originator and sponsor activities and further broken down into traditional and synthetic transactions. Short synthetic single tranche CDOs have been reflected as originator positions for which the synthetic pool size was determined as the maximum pool size of the position sets referencing a given synthetic pool. The total outstanding exposure securitized as shown in the table below does not reflect our risk as it includes exposures not retained by us, does not consider the different positioning in the waterfall of related positions and – most notably – does not reflect hedging other than that in identical tranches. Compared to last year, the pool of outstanding exposures securitized reduced significantly for traditional and synthetic securitizations.

Deutsche Bank	01 – Management Report	127
Financial Report 2012	Risk Report

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Trading Book

	Dec 31, 2012				Dec 31, 2011
	Originator		Sponsor[1]		Originator		Sponsor[1]
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	7,545	–	7,105	–	13,591	–	4,586	–

Commercial mortgages	29,185	–	50,308	–	39,885	5,295	55,551	–

Credit card receivables	–	–	–	–	–	–	–	–

Leasing	–	–	–	–	–	–	–	–

Loans to corporates or SMEs (treated as corporates)[2]	1,902	234,619	3,805	–	2,063	274,746[3]	4,126	–

Consumer loans	–	–	–	–	–	–	–	–

Trade receivables	–	–	–	–	–	–	–	–

Securitizations (re-securitizations)	3,543	–	117	–	9,663	–	–	–

Other assets	1,189	–	–	–	633	–	1,367	–

Total outstanding exposures securitized[4]	43,364	234,619	61,335	–	65,835	280,041	65,630	–

[1]

As of December 31, 2012 included under “Sponsor” is the amount € 57 billion of multi-seller related securitized exposures, of which we have originated € 23 billion, and therefore have also included this amount under “Originator”. For December 31, 2011 the amounts were € 63 billion and € 28 billion respectively.

[2]	SMEs are small- or medium-sized entities.
[3]	Outstanding Exposures Securitized was restated reflecting additional 14 short synthetic single tranche CDOs not identified last year.
[4]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”. Includes securitized exposure as originator amounting to € 17 billion and as sponsor amounting to € 11 billion already reflected in table “Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book”.

The following table provides details of the quality of the underlying asset pool of outstanding exposures securitized for which we are an Originator and hold positions in the regulatory banking book. An exposure is reported as past due when it has the status past due for 30 days or more and has not already been included as impaired. For our originated synthetic securitizations, impaired and past due exposure amounts are determined through our internal administration, while for our originated traditional securitizations, impaired and past due exposure amounts are primarily derived from investor reports of underlying exposures.

Separately, the table details losses we recognized in 2012 and 2011 for retained or purchased securitization positions as originator by exposure type. The losses are those reported in the consolidated statement of income. The amounts are the actual losses in the underlying asset pool to the extent that these losses are allocated to the retained or purchased securitization positions held by us after considering any eligible credit protection. This applies to both traditional and synthetic transactions.

Deutsche Bank	01 – Management Report	128
Financial Report 2012	Risk Report

Impaired and Past Due Exposures Securitized and Losses Recognized by Exposure Type (Overall Pool Size) as Originator

	Dec 31, 2012	2012	Dec 31, 2011	2011
in € m.	Impaired/ past due[1]	Losses	Impaired/ past due[1]	Losses
Residential mortgages	3,639	14	4,831	28

Commercial mortgages	79	–	227	–

Credit card receivables	–	–	–	–

Leasing	–	–	–	–

Loans to corporates or SMEs (treated as corporates)[2]	256	11	1,191	35

Consumer loans	–	–	–	–

Trade receivables	–	–	–	–

Securitizations (re-securitizations)	368	5	361	5

Other assets	–	–	–	–

Total impaired and past due exposures securitized and losses recognized[3]	4,342	30	6,610	68

[1]	Includes the impaired and past due exposures in relation to the overall pool of multi-seller securitizations which could reflect more than our own originated portion.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

The total impaired or past due exposure securitized decreased by € 2.3 billion in 2012. The reduction is attributed to the exposure types “Residential mortgages”, “Commercial mortgages” and “Loans to corporates or SMEs”. Losses recorded by us in 2012 decreased across all exposure types to € 30 million compared to € 68 million in 2011.

The following table provides details of existing banking and trading book outstanding exposures split by exposure type for which there is a management intention to securitize them in either an existing or new securitization transaction in the near future. Outstanding exposures awaiting securitization do not include assets due for securitization without risk transfer i.e., those securitizations where we will keep all tranches.

Outstanding Exposures Awaiting Securitization

	Dec 31, 2012		Dec 31, 2011
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages	–	–	–	–

Commercial mortgages	–	1,783	243	788

Credit card receivables	–	–	–	–

Leasing	–	–	–	–

Loans to corporates or SMEs (treated as corporates)[1]	6,358	–	1,154	–

Consumer loans	–	–	–	–

Trade receivables	–	–	–	–

Securitizations (re-securitizations)	–	372	–	–

Other assets	–	–	–	–

Outstanding exposures awaiting securitization	6,358	2,155	1,397	788

[1]	SMEs are small- or medium-sized entities.

The majority of the outstanding exposures awaiting securitization are “Loans to corporates or SMEs”, which are subject to securitizations of the CPSG.

Securitization Positions Retained or Purchased

For securitization positions retained or purchased the reported amounts for the banking book are regulatory exposure values prior to the application of credit risk mitigation. The securitization positions in the regulatory trading book are reported based on the exposure definition in Section 299 SolvV which states that identical or closely matched securities and derivatives are offset to a net position.

Securitization Positions Retained or Purchased by Exposure Type

	Dec 31, 2012
	Banking Book			Trading Book
in € m.	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total
Residential mortgages	5,484	3,331	8,815	1,553	92	1,645

Commercial mortgages	2,712	934	3,646	2,263	3,319	5,582

Credit card receivables	–	920	920	46	–	46

Leasing	2,227	1,291	3,518	0	–	0

Loans to corporates or SMEs (treated as corporates)[1]	25,568	4,791	30,359	272	4,526	4,798

Consumer loans	2,818	2,470	5,288	109	–	109

Trade receivables	–	–	–	0	–	0

Securitizations (re-securitizations)	1,593	2,398	3,991	729	56	785

Other assets	5,044	3,887	8,931	1,099	33	1,132

Total securitization positions retained or purchased[2]	45,446	20,022	65,468	6,071	8,026	14,097

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to MRSA”.

Deutsche Bank	01 – Management Report	129
Financial Report 2012	Risk Report

	Dec 31, 2011
	Banking Book			Trading Book
in € m.	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total
Residential mortgages	7,278	3,540	10,818	1,766	79	1,845

Commercial mortgages	4,245	1,154	5,399	1,832	1,010	2,842

Credit card receivables	613	671	1,284	101	32	133

Leasing	1,443	1,546	2,989	0	–	0

Loans to corporates or SMEs (treated as corporates)[1]	32,465	5,746	38,211	227	5,837	6,064

Consumer loans	2,650	3,484	6,134	60	–	60

Trade receivables	–	–	–	3	–	3

Securitizations (re-securitizations)	2,313	2,574	4,887	688	31	719

Other assets	2,263	5,659	7,922	1,768	251	2,019

Total securitization positions retained or purchased[2]	53,270	24,374	77,644	6,445	7,240	13,685

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA.

On a year to year comparison, resulting from an active de-risking strategy pursued throughout the year 2012, the banking book securitization positions retained or purchased decreased across most exposure types. Retained or purchased securitization positions are reduced mainly in the exposure type “Loans to corporates or SMEs” following a termination and a regulatory de-recognition of single synthetic securitizations in 2012. Within the trading book, the significant reduction of securitized exposures from the exposure type “Loans to corporates or SMEs” is offset by increases from the exposure types “Commercial mortgages”, “Consumer loans” and “Securitizations” resulting in a slight overall increase.

Securitization Positions Retained or Purchased by Region

	Dec 31, 2012		Dec 31, 2011
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Europe	28,601	3,699	35,956	2,526

Americas	33,158	9,198	38,605	10,149

Asia/Pacific	3,616	979	3,031	876

Other	93	221	52	134

Total securitization positions retained or purchased[1]	65,468	14,097	77,644	13,685

[1]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

The amounts shown in the table above are based on the country of domicile of the obligors of the exposures securitized. The aforementioned termination or regulatory de-recognition of synthetic securitizations resulted in a reduction in banking book securitization positions retained or purchased from across Europe and Americas which were partially offset by newly issued securitizations. In addition, decreases in exposures by € 3.4 billion were attributed to sponsoring and investor activities respectively, again largely resulting from the management decision to reduce the overall size of securitization positions.

Deutsche Bank	01 – Management Report	130
Financial Report 2012	Risk Report

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased in the regulatory banking book by Risk Weight Band

	Dec 31, 2012			Dec 31, 2011
in € m.	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA	Capital requirements standardized approach
≤ 10%	40,929	206	–	39,796	180	–

> 10 ≤ 20%	5,900	73	14	9,876	118	–

> 20 ≤ 50%	9,816	395	20	15,401	386	27

> 50 ≤ 100%	3,666	98	75	4,007	222	63

> 100 ≤ 350%	1,167	90	8	2,001	208	32

> 350 ≤ 650%	364	118	–	498	142	25

> 650 < 1250%	337	86	–	179	86	10

1250%/Deduction	3,289	1,174	94	5,886	2,894	589

Total securitization positions retained or purchased	65,468	2,240	211	77,644	4,236	746

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

The amounts shown in the table above are prior to application of credit risk mitigation. Exposure reductions are observable in most risk weight bands following the de-risking strategy of the bank. The increase in the exposure amount in the risk weight band “> 650 < 1250%” is mainly attributed to a downgrading of two securities. Exposures subject to capital deduction declined by 45 % as positions are either terminated, sold, restructured or externally rated BB- or better. Overall, the capital requirements for banking book securitizations were reduced by 51%.

The largest portion for IRBA eligible banking book securitization exposures are either treated according to the Ratings Based Approach (“RBA”) or the Supervisory Formula Approach (“SFA”). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach (“IAA”) predominantly for our ABCP sponsor activity.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Dec 31, 2012				Dec 31, 2011
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤10%	10,558	–	52	–	15,140	–	50	–

> 10 ≤ 20%	2,939	–	51	–	4,548	–	88	–

> 20 ≤ 50%	2,163	3,545	212	96	2,339	3,975	107	102

> 50 ≤ 100%	1,481	610	48	26	1,650	162	179	2

> 100 ≤ 350%	694	159	43	20	912	356	80	52

> 350 ≤ 650%	266	79	84	27	344	84	109	29

> 650 < 1250%	278	58	53	33	35	119	18	62

1250%/Deduction	2,748	294	925	127	3,313	1,791	1,808	933

Total securitization positions retained or purchased	21,127	4,745	1,468	329	28,281	6,487	2,439	1,180

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV. Including capital requirements for maturity mismatch of synthetic securitizations.

Deutsche Bank	01 – Management Report	131
Financial Report 2012	Risk Report

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Dec 31, 2012				Dec 31, 2011
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	4,948	–	31	–	5,752	–	35	–

> 10 ≤ 20%	1,783	–	18	–	1,878	–	19	–

> 20 ≤ 50%	2,291	1,093	52	32	2,785	1,828	78	54

> 50 ≤ 100%	191	119	12	5	225	427	13	21

> 100 ≤ 350%	17	80	1	10	237	276	45	30

> 350 ≤ 650%	–	4	–	2	–	–	–	–

> 650 < 1250%	–	–	–	–	–	–	–	–

1250%/Deduction	20	–	20	–	–	135	–	135

Total securitization positions retained or purchased	9,250	1,296	134	49	10,877	2,666	190	240

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formular Approach (SFA)

	Dec 31, 2012				Dec 31, 2011
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	25,423	–	123	–	18,904	–	95	–

> 10 ≤ 20%	340	–	4	–	809	–	10	–

> 20 ≤ 50%	165	–	4	–	2,813	–	46	–

> 50 ≤ 100%	130	–	7	–	123	–	6	–

> 100 ≤ 350%	127	–	15	–	4	–	1	–

> 350 ≤ 650%	13	–	5	–	12	–	5	–

> 650 < 1250%	1	–	1	–	11	–	6	–

1250%/Deduction	70	62	40	62	58	–	17	–

Total securitization positions retained or purchased	26,269	62	199	62	22,734	–	186	–

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

The Credit Risk Standardized Approach (“CRSA”) is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Dec 31, 2012				Dec 31, 2011
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	–	–	–	–	–	–	–	–

> 10 ≤ 20%	839	–	13	–	2,641	–	–	–

> 20 ≤ 50%	295	263	12	8	1,385	276	18	9

> 50 ≤ 100%	1,137	–	75	–	1,420	–	63	–

> 100 ≤ 350%	91	–	8	–	218	–	33	–

> 350 ≤ 650%	1	–	0	–	1	55	–	24

> 650 < 1250%	–	–	–	–	–	14	–	10

1250%/Deduction	25	69	25	69	589	–	589	–

Total securitization positions retained or purchased	2,388	332	133	77	6,254	345	703	43

Deutsche Bank	01 – Management Report	132
Financial Report 2012	Risk Report

Trading Book Securitization Exposure

For trading book securitization positions not assigned to the correlation trading portfolio, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions. More details on this approach are provided in Section “Regulatory Securitization Framework” as well as in Section “Trading Market Risk”.

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach (“MRSA”)

	Dec 31, 2012				Dec 31, 2011
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	5,298	–	30	–	6,292	–	36	–

> 10 ≤ 20%	4,637	–	53	–	1,541	–	20	–

> 20 ≤ 50%	1,175	309	28	10	1,895	149	44	5

> 50 ≤ 100%	958	170	61	12	733	29	48	2

> 100 ≤ 350%	494	80	72	12	346	121	62	20

> 350 ≤ 650%	182	33	68	14	166	77	61	34

> 650 < 1250%	102	21	56	12	61	32	34	19

1250%/Deduction	392	245	392	245	1,571	672	1,571	672

Total securitization positions retained or purchased	13,239	858	761	305	12,605	1,080	1,876	752

Re-securitization Positions

Trading book re-securitization exposure is reduced by 71 % as a result of hedging being recognized according to section 299 SolvV.

Re-Securitization Positions Retained or Purchased

	Dec 31, 2012				Dec 31, 2011
	Banking Book		Trading Book		Banking Book		Trading Book
	Exposure amount		Exposure amount		Exposure amount		Exposure amount
in € m.	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances
Re-Securitization Positions	6,435	6,434	2,910	858	9,498	9,498	3,340	1,080

Risk mitigation in the form of financial guarantees has not been applied to our re-securitization positions in either the banking or the trading book.

Securitization Activities

The 2012 yearend amounts in the tables below show an increase in 2012 of our securitization sponsor activity compared to 2011. The new activities are dominated by two transactions outside of our conduit business. Their associated exposures securitized are higher than the renewal of support for existing ABCP conduit transactions where we act as a sponsor. An increase as of year-end 2012 of our securitization originator activity predominately concerned the exposure type “Loans to corporates or SMEs” dominated by the synthetic transactions executed by the Credit Portfolio Strategies Group (CPSG) as well as one new securitization transaction within our Global Transaction Banking.

Deutsche Bank	01 – Management Report	133
Financial Report 2012	Risk Report

Securitization Activity – Total Outstanding Exposures Securitized (i.e., the underlying pools) by Exposure Type within the Banking Book

	Originator			Sponsor
	Dec 31, 2012		2012	Dec 31, 2012

in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	–	–

Commercial mortgages	260	–	1	1,416	–

Credit card receivables	–	–	–	–	–

Leasing	–	–	–	234	–

Loans to corporates or SMEs (treated as corporates)[1]	108	3,566	–	1,460	–

Consumer loans	–	–	–	251	–

Trade receivables	–	–	–	–	–

Securitizations (re-securitizations)	–	590	–	2,107	–

Other assets[2]	–	–	–	702	–

Total Outstanding Exposures Securitized[3]	368	4,156	1	6,170	–

[1]	SMEs are small- or medium-sized entities.
[2]

Excludes a restructuring activity as Sponsor where one security was transferred between two of our conduits. Respective Outstanding Exposure Securitized of this security is reported in table “Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book”.

[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

	Originator			Sponsor[1]
	Dec 31, 2011		2011	Dec 31, 2011

in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	1,339	–

Commercial mortgages	968	–	27	1,650	–

Credit card receivables	–	–	–	173	–

Leasing	–	–	–	751	–

Loans to corporates or SMEs (treated as corporates)[2]	–	2,996	–	209	–

Consumer loans	–	–	–	214	–

Trade receivables	–	–	–	–	–

Securitizations (re-securitizations)	–	–	–	–	–

Other assets	–	–	–	299	–

Total Outstanding Exposures Securitized[3]	968	2,996	27	4,635	–

[1]	Included under “Sponsor” is the amount € 1.6 billion exposures securitized, of which we originated € 0.6 billion, also included under “Originator”.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

The main increase of the 2012 yearend amounts compared to 2011 in the tables below for securitization originator activity resulted from one synthetic single tranche CDO contract comprising outstanding exposures securitized of €13 billion.

Deutsche Bank	01 – Management Report	134
Financial Report 2012	Risk Report

Securitization Activity – Total Outstanding Exposures Securitized by Exposure Type within the Trading Book

	Originator			Sponsor[1]
	Dec 31, 2012		2012	Dec 31, 2012
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	2,115	–

Commercial mortgages	3,908	–	170	6,823	–

Credit card receivables	–	–	–	–	–

Leasing	–	–	–	–	–

Loans to corporates or SMEs (treated as corporates)[2]	–	16,284	–	–	–

Consumer loans	–	–	–	–	–

Trade receivables	–	–	–	–	–

Securitizations (re-securitizations)	1,033	–	85	–	–

Other assets	–	–	–	–	–

Total Outstanding Exposures Securitized[3]	4,941	16,284	255	8,938	–

[1]	Included under “Sponsor” is the amount € 7 billion exposures securitized, of which we originated € 3 billion, also included under “Originator”.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

	Originator			Sponsor[1]
	Dec 31, 2011		2011	Dec 31, 2011
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	2,247	–

Commercial mortgages	3,193	–	95	4,088	–

Credit card receivables	–	–	–	–	–

Leasing	–	–	–	–	–

Loans to corporates or SMEs (treated as corporates)[2]	–	2,660	–	–	–

Consumer loans	–	–	–	–	–

Trade receivables	–	–	–	–	–

Securitizations (re-securitizations)	–	–	–	–	–

Other assets	–	–	–	–	–

Total Outstanding Exposures Securitized[3]	3,193	2,660	95	6,335	–

[1]	Included under “Sponsor” is the amount € 4.1 billion exposures securitized, of which we originated € 1.7 billion, also included under “Originator”.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

Trading Market Risk

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

We distinguish between three substantially different types of market risk:

—	Trading market risk arises primarily through the market-making activities of the CB&S Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
—	Traded default risk arising from defaults and rating migrations relating to trading instruments.
—	Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Deutsche Bank	01 – Management Report	135
Financial Report 2012	Risk Report

Trading Market Risk Management Framework

Market Risk Management governance is designed and established to ensure oversight of all market risks, including trading market risk, traded default risk and nontrading market risk, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk and supports management and mitigation. Market risk managers identify existing and potential future market risks through active portfolio analysis and engagement with the business areas.

Market Risk Measurement and Assessment

Market Risk Management aims to accurately measure all types of market risks by a comprehensive set of risk metrics reflecting economic and regulatory requirements.

In accordance with economic and regulatory requirements, we measure market and related risks by thirteen key risk metrics:

—	Value-at-risk and stressed value-at-risk
—	Three metrics for specific risks: Incremental Risk Charge, Comprehensive Risk Measure, and Market Risk Standardised Approach (MRSA)
—	Three types of stress tests: Portfolio Stress Testing, business-level stress testing, and event risk scenarios
—	Market Risk economic capital, including traded default risk
—	Sensitivities
—	Market value/Notional (concentration risk)
—	Loss given default

These measures are viewed as complementary to each other and in aggregate define the Market Risk framework, by which all businesses can be measured and monitored.

Market Risk Monitoring

Our primary instrument to manage trading market risk is the application of our limit framework. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing (extreme) limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our Corporate Divisions and individual business units within CB&S (e.g. Global Rates and Credit, Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business units, the business heads establish business limits, by allocating the limit down to individual portfolios or geographical regions.

In practice, Market Risk Management sets key limits, which tend to be global in nature, to capture an exposure to a particular risk factor. Business limits are specific to various factors, including a particular geographical region or specific portfolio.

Value-at-risk, stressed value-at-risk and economic capital limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and stress testing. Limits are also set on sensitivity and concentration/liquidity, portfolio stress tests, business-level stress testing and event risk scenarios.

Deutsche Bank	01 – Management Report	136
Financial Report 2012	Risk Report

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis. Where limits are exceeded, Market Risk Management is responsible for identifying and escalating those excesses on a timely basis.

To manage the exposures inside the limits, the business units apply several risk mitigating measures, most notably the use of:

—	Portfolio management: Risk diversification arises in portfolios which consist of a variety of positions. Since some investments are likely to rise in value when others decline, diversification can help to lower the overall level of risk profile of a portfolio.
—

Hedging: Hedging involves taking positions in related financial assets, such as futures and swaps, and includes derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.

Market Risk Reporting

Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk Committees receive risk information at a number of frequencies, including weekly or monthly.

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit excess reports for each asset class.

Market Risk Measurement

Value-at-Risk at Deutsche Bank Group (excluding Postbank)

Value-at-risk is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been continually refined and approval has been maintained.

We calculate value-at-risk using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory purposes, the holding period is ten days.

We use one year of historical market data to calculate value-at-risk. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal, lognormal, or non-normal (t, skew-t, Skew-Normal). To determine our aggregated value-at-risk, we use observed correlations between the risk factors during this one year period.

Our value-at-risk model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, funding spreads, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To ensure completeness in the risk coverage also second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the value-at-risk calculation.

Deutsche Bank	01 – Management Report	137
Financial Report 2012	Risk Report

For each business unit a separate value-at-risk is calculated for each risk class, e.g. interest rate, equity, foreign exchange and commodity. For each risk class this is achieved by assigning the sensitivities to the relevant risk class and then simulating changes in the associated risk drivers. Diversification effect reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and full revaluation approach on a fixed price-implied volatility grid.

The value-at-risk measure enables us to apply a consistent measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using value-at-risk estimates a number of considerations should be taken into account. These include:

—

The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This “backward-looking” limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated.

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

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks-not-in-VaR are monitored and assessed on a regular basis.

During 2012, improvements were made to the value-at-risk calculation, with the inclusion of following risks in our internal model:

—	Sovereign CDS quanto basis;
—	Cash-derivatives basis for Agency RMBS; and
—	Precious metals lease rate basis.

Additionally, market data granularity was increased further by:

—	number of issuer specific credit spread curves and number of issuer-specific equity prices to improve accuracy;
—	proxy funding spreads per region to extend coverage for CDS-bond basis;
—	extended coverage for index basis time series to include on/off-the-run index basis; and
—	CDS-based credit spread benchmarks to improve modeling of CDS-Bond basis.

Finally, an additional methodology refinement was introduced to capture full correlation within the credit specific risk model.

Deutsche Bank	01 – Management Report	138
Financial Report 2012	Risk Report

We continually analyze potential weaknesses of our value-at-risk model using statistical techniques, such as backtesting, and also rely on risk management experience. We compare the daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model. In addition to the standard backtesting analysis at the value-at-risk quantile, the value-at-risk model performance is further verified by analyzing the distributional fit across the whole of the distribution (full distribution backtesting).

The Global Backtesting Committee, with participation from Market Risk Management, Market Risk Operations, Risk Analytics and Instruments, and Finance, meets on a regular basis to review backtesting results as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which allows us to improve and adjust the risk estimation process accordingly.

An independent model validation team reviews all quantitative aspects of our value-at-risk model on a regular basis. The review covers, but is not limited to, the appropriateness of distribution assumptions of risk factors, recalibration approaches for risk parameters, and model assumptions. Validation results and remediation measures are presented to senior management and are tracked to ensure adherence to deadlines.

Holistic VaR Validation process

The Holistic VaR Validation (HVV) process ensures continuous controls around value-at-risk by providing a comprehensive top-down assessment of the value-at-risk model and framework across five control areas: Limits, Backtesting, Process, Model Validation, and Risks-not-in-VaR. HVV runs on a quarterly basis and provides a detailed report for each of the control areas (HVV Control Packs) as well as an HVV Dashboard indicating the health of each control area. In addition the Quarterly Business Line Review (QBLR) provides an overview of the business line trading strategy and the corresponding risk return profile. The associated formal quarterly HVV governance framework is as follows:

—

Level 1: A series of asset-class level HVV Control Pack Review meetings (chaired by the respective Market Risk Management Asset Class Head), at which the HVV Control Pack is reviewed and the HVV Dashboard status is agreed

—	Level 2: The HVV Governance Committee (chaired by the Global Head of Market Risk Management), at which the QBLRs are presented and the overall HVV Dashboard is agreed
—

Level 3: Top-level HVV governance is achieved via a series of senior management briefings including to the CB&S Executive Committee, the Capital and Risk Committee, the Management Board and the Supervisory Board. The briefings provide an executive summary of the quality and control of value-at-risk across the business, an overview of the CB&S business trading strategy and the corresponding risk management strategy.

On December 20, 2012, the BaFin reduced our value-at-risk multiplier and stressed value-at-risk multiplier from 5.5 to 4.0. The key factor in the reduction of the multiplier was the implementation of the new HVV process.

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank’s positions and its primary application is within our economic capital framework. The scenario-based approach in stress testing is complementary to statistical model approaches, such as value-at-risk. Market Risk Management performs several types of stress testing to capture the variety of risks: portfolio stress testing, individual business-level stress tests, event risk scenarios, and group-wide stress testing.

Portfolio stress testing measures the profit and loss impact of potential market events based on pre-defined scenarios, which are either historical or hypothetical and defined at a macro level. A set of common shocks and business-specific stress tests is applied to all trading books and at different severity levels. With portfolio stress

Deutsche Bank	01 – Management Report	139
Financial Report 2012	Risk Report

testing, Market Risk Management completes its perspective on risk provided by other metrics, given that the range of portfolio stress tests fills the gap between the most extreme scenarios (economic capital) and potential daily losses (value-at-risk). Besides several dynamic scenarios, we have three static scenarios, which are calculated and monitored on a weekly basis.

For individual business-level stress tests, market risk managers identify relevant risk factors and develop realistic and credible stress scenarios relating either to macro-economic or business-specific developments. Business-level stress tests capture idiosyncratic and basis risks.

Event risk scenario measures the profit and loss impact of historically observable events of hypothetical situations on trading positions for specific emerging market countries and regions. The entire bank’s exposure to an individual country is stressed under a single scenario, which replicates market movements across that country in times of significant market crisis and reduced liquidity.

Besides these market-risk specific stress test, Market Risk Management participates in group-wide stress testing, where macro-economic scenarios are defined and translated into simultaneous stresses of the underlying risk drivers. This includes credit, market and operational risks. Results are reviewed by the Stress Testing Oversight Committee.

Tail risk or the potential for extreme loss events beyond reported value-at risk is captured via stressed value-at-risk, economic capital, incremental risk charge and comprehensive risk measure. It is also captured via stress testing.

Basel 2.5 Trading Market Risk Requirements

In December 2011 we received model approvals, from the BaFin, for the stressed value-at-risk, incremental risk charge and comprehensive risk measure models. These are additional methods we use to measure market risk exposures.

—	Stressed value-at-risk: calculates a stressed value-at-risk measure based on a continuous 1 year period of significant market stress.
—	Incremental Risk Charge: captures default and credit migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.
—

Comprehensive Risk Measure: captures incremental risk for the credit correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements.

—	Market Risk Standardized Approach: calculates regulatory capital for securitisations and nth-to-default credit derivatives.

Stressed value-at-risk, incremental risk charge and the comprehensive risk measure are calculated for all relevant portfolios. The results from the models are used in the day-to-day risk management of the bank, as well as for defining regulatory capital.

Stressed Value-at-Risk

We calculate a stressed value-at-risk measure using a 99 % confidence level and a holding period of one day. For regulatory purposes, the holding period is ten days.

Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e. characterized by high volatilities) is used as an input for the Monte Carlo Simulation. The time window selection process for the stressed value-at-risk calculation is based on the identification of a time window characterized by high levels of volatility and extreme movements in the top value-at-risk contributors. The results from these two indicators (volatility and number of outliers) are combined using chosen weights to ensure qualitative aspects are also taken into account (e.g. inclusion of key crisis periods).

Deutsche Bank	01 – Management Report	140
Financial Report 2012	Risk Report

Incremental Risk Charge

The incremental risk charge is based on our own internal model and is intended to complement the value-at-risk modeling framework. It represents an estimate of the default and migration risks of unsecuritized credit products over a one-year capital horizon at a 99.9 % confidence level, taking into account the liquidity horizons of individual positions or sets of positions. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9 % quantile of the portfolio loss distribution and for allocating contributory incremental risk charge to individual positions. The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios.

We calculate the incremental risk charge on a weekly basis. The charge is determined as the higher of the most recent 12 week average of incremental risk charge and the most recent incremental risk charge. The market and position data are collected from front office systems and are subject to strict quality control. The incremental risk charge figures are closely monitored and play a significant role in the management of the covered portfolios. Additionally, the incremental risk charge provides information on the effectiveness of the hedging positions which is reviewed by the risk managers.

The contributory incremental risk charge of individual positions, which is calculated by expected shortfall allocation, provides the basis for identifying risk concentrations in the portfolio and designing strategies to reduce the overall portfolio risk.

We use our credit portfolio model, a core piece of our economic capital methodology, to calculate the incremental risk charge. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

Liquidity horizons are conservatively set to the time required to sell a position or to hedge all material relevant price risks in a stressed market. Liquidity horizons are specified at product level and reflect our actual practice and experience during periods of systematic and idiosyncratic stresses. We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Market risk managers who specialize in each product type determine liquidity horizons, with a liquidity horizon floor of 3-months. Liquidity horizons are regularly reviewed with regard to the size of positions, market activity, market structure, credit rating, location of issuer, and maturity so that the act of selling or hedging, in itself, would not materially affect the price. Additionally, there are regular reviews of position size at the issuer level to determine if liquidity horizons need to be adjusted for concentration risk. Any experience of selling a position that indicates a liquidity horizon is not sufficiently conservative is taken into account in determining the liquidity horizon for similar products. Default and rating migration probabilities are defined by rating migration matrices which are calibrated on historical external rating data. Taking into account the trade-off between granularity of matrices and their stability we apply a global corporate matrix and a sovereign matrix comprising the seven main rating bands. Accordingly, issue or issuer ratings from the rating agencies Moody’s, S&P and Fitch are assigned to each position.

To quantify a loss due to rating migration, a revaluation of a position is performed under the new rating. The probability of joint rating downgrades and defaults is determined by the migration and rating correlations of the incremental risk charge model. These correlations are specified through systematic factors that represent geographical regions and industries and are calibrated on historical rating migration and equity time series. The simulation process incorporates a rollover strategy that is based on the assumption of a constant level of risk. This assumption implies that positions that have experienced default or rating migration over their liquidity horizon are re-balanced at the end of their liquidity horizon to attain the initial level of risk. Correlations between positions with different liquidity horizons are implicitly specified by the dependence structure of the underlying systematic and idiosyncratic risk factors, ensuring that portfolio concentrations are identified across liquidity horizons. In particular, differences between liquidity horizons and maturities of hedges and hedged positions are recognized.

Deutsche Bank	01 – Management Report	141
Financial Report 2012	Risk Report

All parameters are recalibrated or validated on an annual or ad hoc basis. Apart from regular recalibrations there have been no significant model changes in 2012.

Direct validation of the incremental risk charge through back-testing methods is not possible. The charge is subject to validation principles such as the evaluation of conceptual soundness, ongoing monitoring, process verification and benchmarking and outcome analysis. The validation of the incremental risk charge methodology is embedded in the validation process for our credit portfolio model, with particular focus on the incremental risk charge specific aspects. Model validation relies more on indirect methods including stress tests and sensitivity analyses. Relevant parameters are included in the annual validation cycle established in the current regulatory framework. The incremental risk charge is part of the quarterly group-wide stress test using the stress testing functionality within our credit engine. Stressed incremental risk charge figures are reported on group level and submitted to the Stress Testing Oversight Committee and Cross Risk Review Committee.

Comprehensive Risk Measure

The comprehensive risk measure for the correlation trading portfolio is based on our own internal model. We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of 1 year. Our model is applied to the eligible correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and index- and single-name credit default swaps. Re-securitizations or products which reference retail claims or real estate exposures are not eligible. Furthermore, trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

Comprehensive risk measure is designed to capture defaults as well as the following risk drivers: interest rates, credit spreads, recovery rates, foreign exchange rates and base correlations, index-to-constituent and base correlation basis risks.

Comprehensive risk measure is calculated on a weekly basis. Initially, the eligible trade population within the correlation trading portfolio is identified. Secondly, the risk drivers of the P&L are simulated over a one year time horizon. The trade population is then re-valued under the various Monte Carlo scenarios and the 99.9 % quantile of the loss distribution is extracted.

The market and position data are collected from front office systems and are subject to strict quality control. The comprehensive risk measure figures are closely monitored and play a significant role in the management of the correlation trading portfolio. We use historical market data to estimate the risk drivers to the comprehensive risk measure with a history of up to three years.

In our comprehensive risk measure model the liquidity horizon is set to 12 months, which equals the capital horizon.

In order to maintain the high quality of our comprehensive risk measure model we continually monitor the potential weaknesses of this model. Backtesting of the trade valuations and the propagation of single risk factors is carried out on a monthly basis and a quarterly recalibration of parameters is performed. In addition, a series of stress tests have been defined on the correlation trading portfolio where the shock sizes link into historical distressed market conditions.

Model validation is performed by an independent team and reviews, but is not limited to, the above mentioned backtesting, the models which generate risk factors, appropriateness and completeness of risk factors, the Monte Carlo stability, and performs sensitivity analyses.

Deutsche Bank	01 – Management Report	142
Financial Report 2012	Risk Report

During 2012 we have improved our comprehensive risk measure model as follows:

—	Extension of the liquidity horizon from 6 months to 12 months to improve the explanatory ability of the CRM quantile;
—	Removal of a conservative adjustment to the comprehensive risk measure capital definition such that it fully aligns with regulation; and
—	Enhancement of the methodology to simulate recovery rates such as to improve the backtesting.

Market Risk Standardized Approach

The specific MRSA is used to determine the regulatory capital charge for the non-correlation trading portfolio securitization products and nth-to-default credit swaps. Market Risk Management monitors exposures and addresses risk issues and concentrations.

Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. Regulatory capital charge for longevity risk is determined using the MRSA as set out in SolvV regulations. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk.

Validation of Front Office models

Market Risk Management validates front office models that are used for official pricing and risk management of trading positions. New Model Approval, Ongoing Model Approval and Model Risk assessment are the team’s key activities and they include:

—	Verification of the mathematical integrity of the models and their implementation;
—	Periodic review of the models to ensure that the models stay valid in different market conditions;
—	Assessment of Model suitability for the intended business purposes; and
—	Establishment of Controls that enforce appropriate use of models across businesses.
Trading Market Risk Management Framework at Postbank

Market risk arising from Postbank has been included in our reporting since 2010. Since the domination agreement between Deutsche Bank and Postbank became effective in September 2012, aggregate market risk limits for Postbank are set by Deutsche Bank according to our market risk limit framework. Postbank’s Head of Market Risk Management has a functional reporting line into our Market Risk Management organization and acts based upon delegated authority with respect to monitoring, reporting and managing market risk exposure according to market risk limits allocated to Postbank.

Sub limits are allocated by the Postbank Market Risk Committee to the individual operating business units. Deutsche Bank’s Head of Market Risk Management for Germany is member of the Postbank Market Risk Committee. The risk economic capital limits allocated to specific business activities define the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

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

Postbank’s trading book value-at-risk is currently not consolidated into the value-at-risk of the remaining Group. However, it is shown separately in the internal value-at-risk report.

Deutsche Bank	01 – Management Report	143
Financial Report 2012	Risk Report

Economic Capital for Market Risk

Economic capital for market risk measures the amount of capital needed to absorb very severe, unexpected losses arising from our exposures over the period of one year. “Very severe” in this context means that economic capital is set at a level which covers, with a probability of 99.98%, all unexpected losses over a one year time horizon.

Our economic capital model comprises two core components, the “Common Risk” component covering risk drivers across all businesses and the suite of Business Specific Stress Tests (BSSTs) which enriches the Common Risk component. Both components are calibrated to historically observed severe market shocks.

One of the main components of our wider “Market Risk Framework” initiative has been the transition of the “Common Risk” component into a modified version of our regulatory Stressed value-at-risk approach. This transition went live in November 2012. The new Stressed value-at-risk-based economic capital has following modifications:

—	The volatilities of risk factors are increased in order to capture the risk from longer liquidity horizons than value-at-risk; and
—	The confidence level is increased to 99.98 % in line with our standard definition of economic capital, compared to our 99 % quantile for value-at-risk.

This model change has provided a number of benefits:

—

Improved risk accuracy: Since our Stressed value-at-risk methodology has a high coverage of basis risks, a number of BSSTs are no longer required and the related risk is instead modeled more accurately within the comprehensive correlation framework of Stressed value-at-risk.

—

Reduction of operational complexity: The new Common Risk component aligns the methodology, the market data, risk factors and sensitivities with the value-at-risk framework. As a result, changes to value-at-risk and Stressed value-at-risk are fully reconcilable to economic capital.

There has been an additional change to our economic capital measure relating to the liquidity horizon. The liquidity horizon is an assumption of how quickly management intervention would be taken to unwind or materially hedge our risk positions during times of severe market stress. Liquidity horizons have historically been based on our experience of de-risking portfolios during a single period of stress. However, based on recent regulatory opinion and our understanding of the latest market convention, economic capital is now required to capture the effect of multiple periods of stress within a one year time window. We have chosen to reflect this by extending the liquidity horizon, albeit not necessarily to a full one year due to hedging activities. We have therefore introduced a floor to the liquidity horizon of 3 months for all asset classes.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates, commodity prices and correlations.

We also continuously assess and refine our BSSTs in an effort to ensure they capture material risks as well as reflect possible extreme market moves. Additionally, risk managers use their expert judgment to define worst case scenarios based upon the knowledge of past extreme market moves. It is possible however, for our market risk positions to lose more value than our economic capital estimates since all downside scenarios cannot be predicted and simulated.

Economic capital for traded default risk represents an estimate of the default and migration risks of credit products at a 99.98 % confidence level, taking into account the liquidity horizons of the respective sub-portfolios. It covers the following positions:

—	Fair value assets in the banking book;

Deutsche Bank	01 – Management Report	144
Financial Report 2012	Risk Report

—	Unsecuritized credit products in the trading book excluding correlation trading portfolio;
—	Securitized products in the trading book excluding correlation trading portfolio; and
—	Correlation trading portfolio.

The traded default risk economic capital for the correlation trading portfolio is calculated using the comprehensive risk measure. For all other positions the calculation of traded default risk economic capital is based on our credit portfolio model. Traded default risk captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. In addition, a traded default risk economic capital limit is set within the Market Risk economic capital framework while the incremental risk charge monitors the regulatory capital requirements associated with these positions. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for traded default risk are exposures, recovery rates and default probabilities as well as maturities. Exposures, recovery rates and default probabilities are derived from market information and external ratings for the trading book and internal assessments for the banking book as for credit risk economic capital. Rating migrations are governed by migration matrices, which are obtained from historical rating time series from rating agencies and internal observations. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Validation of the market risk economic capital model is performed by an independent team. The regular review covers, but is not limited to, the appropriateness of risk factors, the calibration techniques, the parameter settings, and model assumptions.

Balance Sheet and Trading Book Assets

The table below presents those parts of our balance sheet which constitute trading or banking book assets from a regulatory point of view.

Regulatory Trading Book Assets as part of the Balance Sheet

		Dec 31, 2012
in € m.	Balance Sheet	Trading Book	Banking Book[1]
Assets	–	–	–

Cash and due from banks	27,885	163	27,722

Interest earning deposits with banks	119,548	2,905	116,643

Central banks funds sold and securities purchased under resale agreements[2]	36,570	18,872	17,698

Securities borrowed	23,947	23,845	102

Financial assets at fair value through profit or loss	1,200,881	1,152,793	48,088

Trading Assets[3]	245,538	229,070	16,468

Positive market values from derivative financial instruments	768,316	754,792	13,524

Financial assets designated at fair value through profit or loss	187,027	168,931	18,096

Financial assets available for sale	49,379	–	49,379

Equity method investments	3,577	–	3,577

Loans	397,279	2,175	395,104

Property and equipment	4,963	–	4,963

Goodwill and other intangible assets	14,219	–	14,219

Other assets[4]	123,973	47,708	76,265

Assets for current tax	2,390	–	2,390

Deferred tax assets	7,718	–	7,718

Total Assets	2,012,329	1,248,461	763,868

[1]	Includes exposure in relation to non regulatory consolidated entities.
[2]	Only includes securities purchased under resale agreement as of December 31, 2012.
[3]

The regulatory Banking Book primarily includes debt securities as part of our liquidity portfolio as well as Traded Loans which do not fulfill the criteria for being allocated to the regulatory Trading Book.

[4]	Regulatory Trading Book positions mainly include brokerage receivables and derivatives qualifying for hedge accounting.

Deutsche Bank	01 – Management Report	145
Financial Report 2012	Risk Report

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group Trading (excluding Postbank)

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our Trading Units.

Value-at-Risk of our Trading Units by Risk Type

in € m.	Dec 31, 2012	Dec 31, 2011
Interest rate risk	53.9	53.8

Equity price risk	11.6	13.6

Foreign exchange risk	15.3	25.6

Commodity price risk [1]	21.7	21.0

Diversification effect	(44.4)	(63.7)

Total value-at-risk	58.1	50.4

[1]	Includes value-at-risk from gold positions.

The following table shows the average, maximum, and minimum value-at-risk (with a 99 % confidence level and a one-day holding period) of our trading units for the periods specified.

Value-at-Risk of our Trading Units in the Reporting Period

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk [1]
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average	57.1	72.7	(61.1)	(65.4)	58.4	70.8	14.6	20.5	24.5	32.6	20.7	14.2

Maximum	80.1	94.8	(85.1)	(88.1)	75.8	109.1	27.4	37.6	43.4	64.9	31.8	24.3

Minimum	43.3	45.4	(35.3)	(41.1)	44.3	45.6	7.5	12.7	9.4	14.3	9.1	7.0

[1]	Includes value-at-risk from gold positions.

The € 15.6 million or 21 % decrease in average value-at-risk observed in 2012 compared to the prior year was driven primarily by a broad risk reduction across most asset classes, but also partly due to the benefit of lower levels of volatility within the one year of historical market data used in the calculation during 2012.

Basel 2.5 Regulatory Trading Market Risk Measures

As discussed under “Basel 2.5 Regulatory Trading Market Risk Requirements”, the following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Trading.

Stressed Value-at-Risk by Risk Type

in € m.	Dec 31, 2012	Dec 31, 2011
Interest rate risk	157.7	117.3

Equity price risk	16.0	23.0

Foreign exchange risk	27.5	51.8

Commodity price risk	43.8	34.2

Diversification effect	(98.7)	(113.7)

Total stressed value-at-risk of trading units	146.3	112.6

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

	2012			2011
in € m.	Average	Maximum	Minimum	Average [1]	Maximum [1]	Minimum [1]
Interest rate risk	142.0	178.9	110.2	131.6	163.5	106.2

Equity price risk	19.8	47.8	7.7	22.3	64.7	15.2

Foreign exchange risk	38.1	67.9	14.5	51.2	105.4	23.0

Commodity price risk	36.5	61.0	11.1	29.2	35.8	19.6

Diversification effect	(115.8)	(163.7)	(73.9)	(108.0)	(149.7)	(75.8)

Total stressed value-at-risk of trading units	120.6	152.2	91.0	126.3	172.7	102.0

[1]	Average, Maximum and Minimum have been calculated for the period from October 1, 2011 to December 31, 2011.

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation. In contrast to this, the incremental risk charge presented for the reporting dates below is the spot values and the average, maximum and minimum values for the 12-week period preceding these reporting dates. The NCOU incremental risk charge for 2012 is due to the hedges within the underlying portfolios.

Deutsche Bank	01 – Management Report	146
Financial Report 2012	Risk Report

In light of our restructuring in the fourth quarter of 2012 we have reallocated the credit risk sensitive positions of our trading book to the new structure and have restated amounts disclosed for the prior reporting date and period year accordingly.
Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
in € m.	Dec 31, 2012	Dec 31, 2011
Global Finance and Foreign Exchange	70.8	81.4

Rates and Credit Trading	441.3	485.2

NCOU	(20.9)	32.0

Emerging Markets – Debt	224.6	140.9

Other	(3.0)	(1.4)

Total incremental risk charge	712.8	738.1

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
	2012				2011
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Global Finance and Foreign Exchange	6.0	107.4	139.3	70.1	6.0	49.6	81.4	7.8

Rates and Credit Trading	6.0	482.2	579.6	406.1	6.0	624.2	795.4	485.2

NCOU	6.0	(23.0)	29.1	(120.9)	6.0	(4.3)	32.0	(18.3)

Emerging Markets – Debt	6.0	197.2	273.5	150.0	6.0	90.0	140.9	23.9

Other	6.0	(3.1)	0.6	(6.1)	6.0	(1.3)	2.2	(5.5)

Total incremental risk charge of trading units	6.0	760.7	821.5	705.9	6.0	758.1	846.3	697.0

[1] Average, Maximum and Minimum have been calculated for the 12-week period ending December 31.

Based on 52 weeks, the annual average of our total incremental risk charge was € 760 million for the year 2012. The maximum and minimum of the incremental risk charge for the year 2012 was € 878 million and € 673 million respectively.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitisation framework. In contrast to this, the comprehensive risk measure presented for the reporting dates below is the spot values and the average, maximum and minimum values have been calculated for the 12 weeks period preceding these reporting dates.
Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
in € m.	Dec 31, 2012	Dec 31, 2011
Correlation trading	543.8	855.7

Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
	2012				2011
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Correlation trading	12.0	613.4	650.9	562.8	6.0	993.2	1,026.2	937.9

[1] Average, Maximum and Minimum have been calculated for the 12-week period ending December 31.

Deutsche Bank	01 – Management Report	147
Financial Report 2012	Risk Report

Based on 52 weeks, the annual average of our total comprehensive risk measure was € 693 million for the year 2012. The maximum and minimum of comprehensive risk measure for the year 2012 was € 884 million and € 418 million respectively.

As of December 31, 2012, the securitization positions using the market risk standardized approach generated risk weighted-assets of € 5.5 billion and capital deduction items of € 0.6 billion capital charge. As of December 31, 2011 the securitization positions amounted to € 5.0 billion and € 2.2 billion respectively.

As of December 31, 2012, the capital charge for longevity risk was € 32 million corresponding to risk weighted-assets of € 403 million. As of December 31, 2011, the capital charge for longevity risk was € 32 million corresponding to risk-weighted assets of € 401 million.

Value-at-Risk at Postbank

Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

in € m.	Dec 31, 2012	Dec 31, 2011
Interest rate risk	1.2	3.9

Equity price risk	0.1	–

Foreign exchange risk	0.2	0.0

Commodity price risk	–	–

Diversification effect	(0.3)	(0.0)

Total value-at-risk of Postbanks trading book	1.2	3.9

The decrease in Postbank’s value-at-risk to € 1.2 million at year end 2012 from € 3.9 million at year end 2011 is largely due to further reduction of overall position taking and transfer of positions into the regulatory banking book. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Average, Maximum and Minimum Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average	3.4	3.2	(0.2)	(0.2)	3.4	3.2	0.1	0.1	0.1	0.1	–	–

Maximum	5.9	8.2	(0.0)	(0.0)	6.0	8.1	0.2	0.4	0.7	0.5	–	–

Minimum	0.9	1.1	(1.0)	(0.8)	0.9	1.1	(0.0)	–	0.0	0.0	–	–

Regulatory Backtesting of Trading Market Risk

Backtesting is a procedure used to verify the predictive power of the value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption with the estimates from the value-at-risk model. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. On average, we would expect a 99 percent confidence level to give rise to two to three outliers in any one year. In 2012, we observed two global outliers, one in April and one in December, compared to three in 2011. In both instances the outliers resulted from significant market moves those days that were in excess of our 99 % confidence level. We continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

Deutsche Bank	01 – Management Report	148
Financial Report 2012	Risk Report

The following graph shows the daily buy-and-hold trading results in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. Figures are shown in millions of euro and exclude contributions from Postbank’s trading book which is calculated on a stand-alone basis.

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units in 2012 (excluding Postbank). It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Deutsche Bank	01 – Management Report	149
Financial Report 2012	Risk Report

Our trading units achieved a positive actual income for 96 % of the trading days in 2012 (versus 88 % in 2011).

Economic Capital Usage for our Trading Market Risk

The economic capital usage for trading market risk was € 4.7 billion at year-end 2012, materially unchanged from year-end 2011. Our trading market risk economic capital usage decreased by € 34 million, or 1%. The stable risk figure reflects offsetting effects of methodology refinements and exposure reductions.

Postbank’s contribution to the economic capital usage for our trading market risk was minimal.

Valuation of Market Risk Positions

For details about our methods for determining fair value see the respective section in Note 02 “Critical Accounting Estimates” of our financial statements.

Nontrading Market Risk

Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. Significant market risk factors the bank is exposed to and are overseen by risk management groups in that area are:

—

Interest rate risk (including model risk from embedded optionality and from modeling behavioral assumptions for certain product types), credit spread risk, foreign exchange risk, equity risk (including investments in public and private equity as well as real estate, infrastructure and fund assets).

—	Market risks from off-balance sheet items such as pension schemes and guarantees as well as structural foreign exchange risk and equity compensation risk.

The market risk component of our nontrading activities is overseen by dedicated groups within our risk management organization. Due to the variety of businesses and initiatives subject to nontrading market risk exposure, coverage is split into three main areas:

—

Market Risk Management – covering market risks arising in the business units PBC, GTB, AWM and Treasury and NCOU activities, such as structural foreign exchange risks & equity compensation risks, as well as pension risks.

—

CRM Principal Investments – specializing in the risk-related aspects of our nontrading alternative asset activities and performing regular reviews of the risk profile of the banks alternative asset portfolios.

—

CRM Asset Management Risk – specializing in the risk related aspects of our asset and fund management business in the AWM Corporate Division. Key risks in this area arise from performance and/or principal guarantees and reputational risk related to managing client funds.

The Risk Executive Committee and the Capital and Risk Committee supervise nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, strategic investments may require approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee & Risk Executive Committee are also members of the Group Investment Committee, ensuring a close link between these committees.

An independent team in Risk validates the models for nontrading market risk. In general the validation includes a review of the appropriateness of risk factors, parameters, parameter calibration and model assumptions. Validation results are presented to senior management and appropriate remediating actions are taken by Market Risk Management Methodology to improve the specific model used for the various risk types.

Deutsche Bank	01 – Management Report	150
Financial Report 2012	Risk Report

Assessment of Market Risk in Nontrading Portfolios

The majority of market risk in our nontrading portfolios is quantified through the use of stress testing procedures. We use stress tests that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products. This assessment forms the basis of the economic capital calculations which enable us to actively monitor, aggregate and manage our nontrading market risk exposure. The most significant addition to our nontrading market risk economic capital coverage in 2012 was the inclusion of credit spread risk for Postbank’s banking book investment portfolio following additional regulatory specifications to include material credit spread risk, irrespective of the accounting category. The economic capital charge for the credit spread risk of the portfolio is in addition to credit risk economic capital allocated to the portfolio for risks arising from credit default and rating migrations.

Interest Rate Risk in the Banking Book

The majority of our interest rate risk arising from nontrading asset and liability positions, with the exception of some entities and portfolios, has been transferred through internal transactions to the CB&S division. This internally transferred interest rate risk is managed on the basis of value-at-risk, as reflected in trading portfolio figures. The treatment of interest rate risk in our trading portfolios and the application of the value-at-risk model is discussed in the “Trading Market Risk” section of this document.

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the AWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily in the PBC division and on a weekly basis for AWM. The global interest rate in the banking book is reported on a monthly basis.

The changes of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points was below 1 % of our total regulatory capital at December 31, 2012. Consequently, outright interest rate risk in the banking book is considered immaterial for us.

Our PBC, GTB and AWM businesses are subject to model risk with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

Foreign Exchange Risk

Foreign exchange risk arises from our nontrading asset and liability positions, denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within CB&S and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, therefore only residual risk remains in the portfolios. Small exceptions to above approach follow the general MRM monitoring and reporting process, as outlined for the trading portfolio.

The bulk of nontrading foreign exchange risk is related to unhedged structural foreign exchange exposure, mainly in our U.S., U.K. and China entities. Structural foreign exchange exposure arises from local capital (including retained earnings) held in the Bank’s consolidated subsidiaries and branches and from investments

Deutsche Bank	01 – Management Report	151
Financial Report 2012	Risk Report

accounted for at equity. Change in foreign exchange rates of the underlying functional currencies result in revaluation of capital and retained earnings and are recognized in other comprehensive income booked as Currency Translation Adjustments (“CTA”).

The primary objective for managing our structural foreign exchange exposure is to stabilize consolidated capital ratios from the effects of fluctuations in exchange rates. Therefore the exposure remains unhedged for a number of core currencies with considerable amounts of risk-weighted assets denominated in that currency in order to avoid volatility in the capital ratio for the specific entity and the group as a whole.

Investment Risk

Nontrading market risk from investment exposure is predominantly the equity risk arising from our non-consolidated investment holdings in the banking book categorized into strategic and alternative investment assets.

Strategic investments typically relate to acquisitions made by us to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise of assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature. The majority of the non-strategic investment portfolio has been moved to the newly created NCOU and its mandate to achieve accelerated de-risking and capital relief.

Pension Risk

Deutsche Bank is exposed to market risk from a number of defined benefit pension schemes for past and current employees. The ability of the pension schemes to meet the projected pension payments, is maintained through investments and ongoing plan contributions. Market risk materializes due to a potential decline in the market value of the assets or an increase in the liability of each of the pension plans. Market Risk Management monitors and reports all market risks both on the asset and liability side of our defined benefit pension plans including interest rate risk, inflation risk, credit spread risk, equity risk and longevity risk. For details on our defined benefit pension obligation see Additional Note 34 “Employee Benefits”.

Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital and liquidity risk management activities of our treasury department. Besides the structural foreign exchange capital hedging process this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in AWM, primarily results from principal guaranteed funds, but also from co-investments in our funds.

Deutsche Bank	01 – Management Report	152
Financial Report 2012	Risk Report

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area

Economic Capital Usage of Nontrading Portfolios by Business Division

			2012 increase (decrease) from 2011
in € m.	Dec 31, 2012	Dec 31, 2011	in € m.	in %
Corporate Banking & Securities	818	443	375	85

Global Transaction Banking	136	87	49	56

Asset & Wealth Management	1,235	1,257	(22)	(2)

Private & Business Clients	3,162	2,143	1,019	48

Non-Core Operations Unit	2,336	1,836	500	27

Consolidation & Adjustments	808	1,512	(704)	(47)

Total	8,495	7,278	1,217	17

Nontrading market risk economic capital usage totaled € 8.5 billion as of December 31, 2012, which is € 1.2 billion, or 17%, above our economic capital usage at year-end 2011.

The increase was largely driven by the extension of nontrading market risk economic capital coverage to include material credit spread risks in the banking book and a higher capital charge for the guaranteed funds portfolio, partially offset by higher diversification benefit with other risk types as well as lower economic capital usage due to various asset disposals.

The increase in CB&S nontrading market risk economic capital was mainly driven by an increase of economic capital for guaranteed funds.

The increase in economic capital usage for PBC and the NCOU was caused by the inclusion of credit spread risk exposure of Postbank’s banking book investment portfolio into the coverage of the nontrading economic capital framework.

The major change in Consolidation & Adjustments was the decrease in economic capital for structural foreign exchange risk following a methodological extension to capture further diversification benefits with other components of our ICAAP framework.

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios
Carrying Value and Economic Capital Usage for Nontrading Portfolios
	Carrying value		Economic capital usage
in € bn.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Strategic Investments	3.0	2.9	1.2	1.2

Alternative Assets	5.7	6.9	2.0	2.2
Principal Investments	2.1	2.6	0.9	0.9
Other Non Strategic Investment Assets	3.6	4.3	1.1	1.3

Other nontrading market risks [1]	N/A	N/A	5.3	3.9

Total	8.7	9.8	8.5	7.3

[1] N/A indicates that the risk is mostly related to off-balance sheet and liabilities items.

The total economic capital figures for nontrading market risk currently do not take into account diversification benefits between the different asset categories except for those of equity compensation, structural foreign exchange risk, pension risk and banking book credit spread risks.

— Strategic Investments. Economic capital usage was mainly driven by our participation in Hua Xia Bank Company Limited.

— Alternative assets. The nontrading market risk economic capital decreased during 2012 mainly driven from further de-risking initiatives within the alternative assets portfolio.

Deutsche Bank	01 – Management Report	153
Financial Report 2012	Risk Report

—	Other nontrading market risks:
—

Interest Rate Risk. Besides the allocation of economic capital to residual outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates (“DRE”), volatility of deposit balances and Deutsche Bank’s own credit spread. Economic capital is derived by stressing modelling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2012 was € 1.4 billion predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar, versus
€ 1.5 billion as of December 31, 2011.

—	Credit Spread Risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 1.6 billion as of December 31, 2012.
—

Equity Compensation Risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € (303) million as of December 31, 2012 on a diversified basis, compared to € (101) million as of December 31, 2011. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.

—

Pension Risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 340 million and € 191 million as of December 31, 2012 and December 31, 2011 respectively.

—

Structural foreign exchange risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 828 million as of December 31, 2012 on a diversified basis versus € 1.5 billion as of December 31, 2011.

—

Guaranteed Funds. The increase in economic capital usage to € 1.4 billion as of December 31, 2012 was triggered predominately by the higher capital charge for long duration guarantee funds as a result of the persistent low interest rate environment as well as asset allocation adjustments. As of December 31, 2011 the economic capital amounted to € 931 million.

Accounting and Valuation of Equity Investments

Outside of trading, equity investments which are neither consolidated for regulatory purposes nor deducted from our regulatory capital are held as equity positions in the regulatory banking book. In our consolidated balance sheet, these equity investments are either classified as “Financial assets available for sale (“AFS”)” or “Equity method investments”. Only an immaterial amount of financial assets designated at fair value through profit and loss which are equity interests is included in the banking book. These investments are not addressed in this section.

For details on our accounting and valuation policies related to AFS equity instruments and investments in associates and joint ventures please refer to Notes 01 “Significant Accounting Policies”,
15 “Financial Instruments carried at Fair Value” and 18 “Equity Method Investments”.

Equity Investments Held

The following section on Equity Investments Held, ending on page 154, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited.

The tables below present IFRS classifications and the gains (losses) for equity investments held. These equity investments principally constitute equity positions in the regulatory banking book or capital deductions according to Section 10 (6) KWG. However, the following aspects need to be considered when comparing the equity investments held – presented below – with the equity position in the regulatory banking book:

—	Equity investments held by entities, which are consolidated for IFRS purposes but not consolidated for regulatory purposes, are included in the tables.
—

Entities holding equity investments which are considered for regulatory purposes but not consolidated according to IFRS, do not provide IFRS balance sheet and profit or loss information, and are excluded from these tables. The regulatory exposure value (“EAD”) of these excluded equity investments amounted to € 246 million as of December 31, 2012, and € 116 million as of December 31, 2011.

Deutsche Bank	01 – Management Report	154
Financial Report 2012	Risk Report

—

Other positions like equity underlyings resulting from derivative transactions or certain subordinated bonds which from a regulatory point of view are also assigned to the exposure class “Equity in the banking book” are excluded from the tables. Their EAD amounted to € 217 million as of December 31, 2012, and € 327 million as of December 31, 2011.

—

The regulatory equity position includes € 3.2 billion EAD as of December 31, 2012, and € 2.5 billion EAD as of December 31, 2011, in respect of equity investments which are Group-internal from an IFRS perspective.

—

“Non-exchange-traded positions” combine the two regulatory equity classes “Non-exchange-traded, but belonging to an adequately diversified equity portfolio” and “Other equity positions” according to Section 78 SolvV.

Equity Investments According to IFRS Classification

	Carrying value
in € m.	Dec 31, 2012	Dec 31, 2011
Financial assets available for sale equity instruments	1,102	1,591
Exchange-traded positions	468	345
Non-exchange-traded positions	634	1,246

Equity method investments	3,735	3,813
Exchange-traded positions	2,395	2,227
Non-exchange-traded positions	1,340	1,586

Total equity investments	4,837	5,404

A difference between the carrying value of the investment positions and their fair value was only observable for the exchange-traded equity method investments, which had a carrying value of € 2.4 billion and a fair value of € 1.8 billion as of December 31, 2012.

Realized Gains (Losses) in the Reporting Period and Unrealized Gains (Losses) at Year-end from Equity Investments

in € m.	2012	2011
Gains and losses on disposal	360	204

Impairments	(411)	(625)

Pro-rata share of net income (loss)	397	222

Total realized gains (losses) from equity investments	346	(199)
	Dec 31, 2012	Dec 31, 2011
Unrealized revaluation gains (losses)	335	450

Difference between carrying value and fair value	(568)	(152)

Total unrealized gains (losses) from equity investments	(233)	298

For AFS equity investments, the components considered are realized gains and losses from sales and liquidations as well as unrealized revaluation gains and losses and impairments. For equity method investments, the gain and loss elements consist of realized gains and losses from sales and liquidations, pro-rata share of net income (loss), impairments and unrealized revaluation gains (losses) in form of the differences between carrying amounts and fair values. In this respect, the realized gains (losses) on disposals, the impairments and the pro-rata share of net income (loss) are referring to the reporting period 2012 and 2011 whereas the unrealized revaluation gains (losses) as well as the difference between the carrying values and the fair values for the at equity investments represent the amounts as of December 31, 2012, and December 31, 2011.

The valuation gains (losses) presented are in relation to equity investments. Overall the unrealized gains (losses) on listed securities as to be determined for regulatory purposes were € 122 million as of December 31, 2012, 45 % of which was included in Tier 2 capital, and € 155 million as of December 31, 2011, 45 % of which was included in Tier 2 capital.

Deutsche Bank	01 – Management Report	155
Financial Report 2012	Risk Report

Operational Risk

Definition of Operational Risk

Operational risk is the potential for failure (incl. the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships.

Particular prominent examples of operational risks are the following:

—

Fraud Risk arises from an intentional act or omission involving dishonesty, for personal and/or business gain or to avoid personal and/or business loss such as falsification and/or alteration of records and/or reports, facilitation, breach of trust, intentional omission, misrepresentation, concealment, misleading, and abuse of position in order to obtain personal gain, business advantage and/or conceal improper/unauthorized activity.

—

Business Continuity Risk is the risk of incurring losses resulting from the interruption of normal business activities. Interruptions can be caused by: deliberate acts such as sabotage, terrorism, bomb threats, strikes, riots and assaults on the bank’s staff; natural calamities such as hurricanes, snow storms, floods, and earthquakes; or other unforeseen incidents such as accidents, fires, explosions, utility outrages, and political unrest.

—

Regulatory Compliance Risk is the potential that we may incur regulatory sanctions (such as restrictions on business activities or enhanced reporting requirements), financial and/or reputational damage arising from its failure to comply with applicable laws, rules and regulations.

—

Information Technology Risk is the risk that our Information Technology will lead to quantifiable losses. This comes from inadequate information technology and processing in terms of manageability, exclusivity, integrity, controllability, and continuity.

—

Outsourcing (Vendor) Risk arises from adverse events and risk concentrations due to failures in vendor selection, insufficient controls and oversight over a vendor and/or services provided by a vendor and other impacts to the vendor which could not happen to us by nature, severity or frequency.

Legal Risk can materialize in any of the above risk categories. This is due to the fact that in each category we may be the subject of a claim or proceedings alleging non-compliance with legal or statutory responsibilities and/or losses allegedly due to inaccurately drafted contracts.

Operational risk excludes business and reputational risk.

Organizational Structure

The Head of Operational Risk Management (“ORM”) chairs the Operational Risk Management Committee (“ORMC”), which is a permanent sub-committee of the Risk Executive Committee and is composed of the operational risk officers from our business divisions and our infrastructure functions. It is the main decision-making committee for all operational risk management matters.

While the day-to-day operational risk management lies with our business divisions and infrastructure functions, the Operational Risk Management function manages the cross divisional and cross regional operational risk as well as risk concentrations and promotes a consistent application of our operational risk management strategy across the bank. Based on this Business Partnership Model we aim to maintain close monitoring and high awareness of operational risk.

Managing Our Operational Risk

We manage operational risk based on a group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and systematically identify operational risk themes and concentrations to define risk mitigating measures and priorities. The global operational risk framework is applicable to all risk types included in the definition for operational risk and thus also applies to each of the above defined individual risk types. The newly established business division NCOU fully applies our global operational risk framework.

Deutsche Bank	01 – Management Report	156
Financial Report 2012	Risk Report

In order to cover the broad range of operational risk as outlined in the definition of operational risk, our framework applies a number of techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risk.

The applied techniques are:

—

The continuous collection of operational risk loss events is a prerequisite for operational risk management including detailed analyses, definition of mitigating actions and timely information to senior management. We collect all losses above € 10,000 in our “db-Incident Reporting System” (“dbIRS”).

—	Our Lessons Learned process is required for events, including near misses, above € 1 million. This process includes but is not limited to:

—	systematic risk analyses including a description of the business environment in which the loss occurred, including previous events, near misses and event specific Key Risk Indicators (“KRI”),
—	consideration of any risk management decisions in respect of the specific risk taken,
—	root cause analyses,
—	identification of control improvements and other actions to prevent and/or mitigate recurrence, and
—	assessment of the residual operational risk exposure.
The Lessons Learned process serves as an important mean to identify inherent areas of risk and to define appropriate risk mitigating actions. All corrective actions are captured and monitored for resolution via actions plans in our tracking system “dbTrack”. Performance of all corrective actions and their resolution status is reported on a monthly basis to senior management via the ORMC.
—

We systematically utilize information on external events occurring in the banking industry to prevent similar incidents from happening to us, e. g. by particular deep dive analysis or risk profile reviews.

—

In addition to internal and external loss information, scenarios are utilized and actions are derived from them. The set of scenarios consists of relevant external scenarios provided by a public database and internal scenarios. The latter are generated to complete our risk profile.

—

Regular operational risk profile reports at group level for our business divisions, the countries in which we operate and our infrastructure functions are reviewed and discussed with the department’s senior management. The regular performance of the risk profile reviews enables us to detect changes to the business unit’s risk profiles as well as risk concentrations across the Group early and to take corrective actions.

—	We assess and approve the impact of changes to our risk profile as a result of new products, outsourcings, strategic initiatives and acquisitions and divestments.
—

Once operational risks are identified, mitigation is required following the “as low as reasonably practicable (ALARP)” principle by balancing the cost of mitigation with the benefits thereof and formally accepting the residual operational risk. Risks which contravene applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.

—

We monitor risk mitigating measures identified via operational risk management techniques for resolution within our tracking tool “dbTrack”. Higher than important residual operational risks need to be accepted by the ORMC.

—

We perform top risk analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning we define capital and expected loss targets which are monitored on a regular basis within a quarterly forecasting process.

—

KRIs are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. They allow via our tool “dbScore” the monitoring of the bank’s control culture and business environment and trigger risk mitigating actions. KRIs facilitate the forward looking management of operational risk based on early warning signals returned by the KRIs.

—

In our bottom-up Self Assessment (“SA”) process, which is conducted at least annually, areas with high risk potential are highlighted and risk mitigating measures to resolve issues are identified. In general, it is performed in our tool “dbSAT”. On a regular basis we conduct risk workshops aiming to evaluate risks specific to countries and local legal entities we are operating in and take appropriate risk mitigating actions.

Deutsche Bank	01 – Management Report	157
Financial Report 2012	Risk Report

Additional methodologies and tools implemented by the responsible divisions are utilized to complement the global operational risk framework and specifically address the individual risk types. These include but are not limited to:

—

Legal Risk Lessons Learned process: The Legal Department is responsible for managing the legal and reputational risk associated with the bank’s litigation and regulatory enforcement matters. The Legal Department discharges this responsibility through the management and supervision of these matters by the litigation and regulatory enforcement attorneys (“LRAs”) assigned to them, and the regional and global supervision of those LRAs within the Legal Department. The LRAs day-to-day management and oversight of litigation and regulatory enforcement matters may provide a unique perspective on historical practices, possible legal and reputational risk that may result from such historical practices and possible steps that may be taken to mitigate such future risks. Within the operational risk management framework a specific Lessons Learned process for Legal losses is conducted to consider the lessons learned from litigation and regulatory enforcement actions. This includes permanent involvement of Legal, ORM and the Divisional Operational Risk Officers (“DOROs”).

—

The operational risk in Outsourcing Risk is managed by the Internal Relocation and Outsourcing (“IRO”) Process and documented in the IRO database. The outsourcing risk is assessed and managed for all outsourcing arrangements individually following the Smartsourcing Risk Management Policy and the overall ORM framework. A broad governance structure is established to promote appropriate risk levels.

—

Fraud Risk is managed based on section 25a of the German Banking Act as well as other legal and regulatory requirements on a risk based approach, governed by the Global Anti Fraud Policy and corresponding Compliance and Anti-Money-Laundering (AML) framework. In line with regulatory requirements a global risk assessment is performed on a regular basis. Within the general management of operational risks dedicated Fraud Risk relevant aspects are part of the Self Assessments.

—

We manage Business Continuity (“BC”) Risk with our Business Continuity Management (“BCM”) Program, which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program each of our core businesses functions and infrastructure groups institute, maintain and periodically test business continuity plans (“BC Plans”) to promote continuous and reliable service. The BCM Program has defined roles and responsibilities, which are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Reporting to the Group Resiliency Steering Committee (the delegated authority from the Management Board) is a quarterly requirement. Furthermore, key information of the established BCM control environment is used within the general operational risk management for KRIs.

—

The operational risk in Technology Risk is managed within the technology area following international standards for IT management. Applications and IT infrastructure are catalogued and assessed on a regular basis and stability monitoring is established. Key outcomes of the established assessment and control environment are used within the general management or operational risks for KRIs and SAs.

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital for operational risk using the internal Advanced Measurement Approach (“AMA”) methodology. Our AMA capital calculation is based upon the loss distribution approach (“LDA”). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association (“ORX”) consortium data), adjusted for direct recoveries, and external scenarios from a public database complemented by internal scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both a qualitative adjustment (“QA”) and an expected loss deduction are made.

Deutsche Bank	01 – Management Report	158
Financial Report 2012	Risk Report

The qualitative adjustment reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and Self Assessment scores focusing on the business environment and internal control factors. The qualitative adjustment is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve the management of operational risks in their areas.

The expected loss (“EL”) for operational risk is based on historical loss experience and expert judgment considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans it is deducted from the AMA capital figure. The unexpected losses per business division (after QA and expected loss) are aggregated to produce the Group AMA capital figure.

Economic capital is derived from the 99.98 % percentile and allocated to the business divisions and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % percentile.

Since December 2007, we have maintained approval by the BaFin to use the AMA. In 2012, the integration of Postbank into our group-wide framework was finalized. We are waiting for regulatory approval to integrate Postbank into our regulatory capital calculation.

The economic capital usage for operational risk increased by € 172 million, or 3.5%, to € 5 billion as of December 31, 2012.

Economic Capital Usage for Operational Risk by Business Division

			2012 increase (decrease) from 2011
in € m.	Dec 31, 2012	Dec 31, 2011	in € m.	in %

Corporate Banking & Securities	2,049	2,710	(661)	(24)

Global Transaction Banking	38	64	(26)	(41)

Asset & Wealth Management	559	544	15	3

Private & Business Clients	227	239	(12)	(5)

Non-Core Operations Unit	2,145	1,289	856	66

Total economic capital usage for operational risk	5,018	4,846	172	4

The increase is primarily due to higher industry operational risk loss experience, the integration of BHF-BANK into our AMA model in the first quarter 2012, as well as a model refinement in the second quarter 2012. The capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

At the beginning of 2012, the sub-allocation methodology within CB&S was changed and increased the capital for the part that was later merged into NCOU.

Our Operational Risk Management Stress Testing Concept

We conduct stress testing on a regular basis and separate from our AMA methodology to analyze the impact of extreme situations on our capital and the profit-and-loss account. In 2012, Operational Risk Management took part in all firm-wide stress test scenarios and assessed and contributed the Operational Risk impact to the various stress levels of the scenarios. The Operational Risk impact to stress test scenarios has been moderate and remained in the expected range in regards to capital, but intense for simulated low-frequency high-impact event hits to the Consolidated Statement of Income.

Our AMA Model Validation and Quality Assurance Review Concept

We independently validate all our AMA model components such as but not limited to scenario analysis, KRIs and Self Assessments, Expected Loss and internal loss data individually. The results of the validation exercise are summarized in validation reports and issues identified are followed up for resolution. This promotes enhancement of the methodologies. The validation activities performed in 2012 showed that our AMA model components are valid and regulatory compliant.

Deutsche Bank	01 – Management Report	159
Financial Report 2012	Risk Report

Quality Assurance Reviews are performed for management decisions as well as AMA components requiring data input provided by business divisions and result in capital impact. The AMA components data and documentation is challenged and compared across business divisions to help us maintain consistency and adequacy for any capital calculation.

Role of Corporate Insurance/Deukona

The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona (CI/D). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

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

The regulatory capital figure includes a deduction for insurance coverage amounting to € 474 million as of December 31, 2012. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities, is audited by Group Audit on a risk-based approach.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2012. As of year end 2012, Postbank’s liquidity risk management framework is now integrated within that of the overall Deutsche Bank Group, and as such we no longer include a separate discussion of Liquidity Risk at Postbank (see 2011 Financial Report/Risk Report). Postbank is therefore reflected within the following sections on a consistent basis with all other group entities.

Deutsche Bank	01 – Management Report	160
Financial Report 2012	Risk Report

Liquidity Risk Management Framework

The Management Board defines our liquidity risk strategy, and in particular our tolerance for liquidity risk based on recommendations made by Treasury and the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Our Treasury function is responsible for the management of our liquidity and funding risk globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage our liquidity risk position. Our overall liquidity and funding is being reported to the Management Board at least weekly via a Liquidity Scorecard. Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and local management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e., the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. The monthly stress testing results are used to calibrate our short-term wholesale funding profile limits (both unsecured and secured) and thereby ensure we remain within the Board’s overall liquidity risk tolerance.

Short-term Liquidity and Wholesale Funding

Our group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. We consider as wholesale funding for this purpose unsecured liabilities raised primarily by our Global Markets Finance business as well as secured liabilities primarily raised by our Global Markets Finance and Equities businesses. Such liabilities primarily come from corporates, banks and other financial institutions, governments and sovereigns. Wholesale funding profile limits, which are calibrated against our stress testing results and are approved by the Management Board according to internal governance, express our maximum tolerance for liquidity risk. The wholesale funding limits apply to the respective cumulative global cash outflows as well as the total volume of unsecured wholesale funding and are monitored on a daily basis. Our Liquidity Reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources are capital markets and equity, retail, and transaction banking clients. Other customer deposits and borrowing from wholesale clients are additional sources of funding. Discretionary wholesale funding represents unsecured wholesale liabilities sourced primarily by our Global Markets Finance business. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To ensure the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe.

In 2012 we continued to focus on increasing our most stable funding components, and we have seen increases of € 12.2 billion (4.4%) and € 21.4 billion (12.4%) from retail and transaction banking clients respectively. We maintain access to short-term wholesale funding markets, on both a secured and unsecured basis.

Deutsche Bank	01 – Management Report	161
Financial Report 2012	Risk Report

Discretionary wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year. In addition, included within Financing Vehicles, is € 8.6 billion of asset-backed commercial paper (ABCP) issued through conduits.

The overall volume of discretionary wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. Higher volumes, primarily in secured funding transactions, are largely driven by increased client related securities financing activities as well as intra quarter growth in liquid trading inventories. We reduced the volume of discretionary wholesale funding during the year by € 40.0 billion. This reduction was a consequence of the increase in more stable funding sources combined with a decrease, on a like for like basis, in Liquidity Reserves.

To avoid any unwanted reliance on these short-term funding sources, and to ensure a sound funding profile at the short end, which complies with the defined risk tolerance, we have implemented limit structures (across tenor) to these funding sources, which are derived from our stress testing analysis.

The following chart shows the composition of our external funding sources that contribute to the liquidity risk position as of December 31, 2012 and December 31, 2011, both in EUR billion and as a percentage of our total external funding sources.

Deutsche Bank	01 – Management Report	162
Financial Report 2012	Risk Report

The following table shows the contractual maturity of our short-term wholesale funding (comprising discretionary wholesale funding plus asset-backed commercial paper), as well as our capital markets issuance (of which 33 % is to retail customers).

Maturity of wholesale funding and capital markets issuance

								Dec 31, 2012

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	24,627	5,820	2,542	870	33,859	25	214	34,098

Deposits from other customers	20,776	1,996	779	465	24,015	185	294	24,495

CDs and CP	9,978	14,880	5,329	3,625	33,812	283	183	34,277

ABCP	4,552	3,721	376	–	8,649	–	–	8,649

Senior unsecured vanilla debt	1,972	4,921	5,101	4,489	16,483	6,929	37,419	60,832

Senior unsecured structured debt	969	1,271	1,331	2,640	6,210	4,611	21,184	32,005

Covered bonds/ABS	1,501	1,120	–	11	2,631	3,555	25,316	31,502

Subordinated liabilities	2,180	4,704	1,750	1,262	9,898	1,069	11,940	22,906

Other	7	33	12	6	58	18	227	303

Total[1]	66,563	38,465	17,220	13,368	135,616	16,675	96,777	249,068

Of which secured	6,053	4,841	376	11	11,281	3,555	25,316	40,152

Of which unsecured	60,509	33,625	16,844	13,357	124,335	13,120	71,461	208,917

[1]	Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The total volume (€ 135.6 billion) of maturing wholesale liabilities and capital markets issuance maturing within one year should be viewed in the context of our total Liquidity Reserves of € 232.2 billion.

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

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital market issuance plan establishes issuing targets for securities by tenor, volume and instrument. As of the year-end 2012, we were long funded in each of the annual time buckets of the funding matrix (>1 year to >10 year).

Funding Markets and Capital Markets Issuance

Credit markets over 2012 continued to be marked by overall macro-economic developments and the eurozone sovereign crisis. Our 5 year CDS traded within a range of 92 – 222 bps, peaking in July. Since then, the spread has declined and as of year-end was trading close to its lows for the year. The spreads on our bonds exhibited similar volatility. For example, our 5 year EUR benchmark (5.125 % coupon, maturing in August 2017) traded in a range of 40 – 163 bps, also closing the year close to its lows.

Our 2012 funding plan of € 15.0 – 20.0 billion, comprising debt issuance with an original maturity in excess of one year, was completed in early September and we concluded 2012 having raised € 17.9 billion in term funding. This funding was broadly spread across the following funding sources: unsecured benchmark issuance (€ 3.1 billion), unsecured retail-targeted issuance (€ 5.9 billion), unsecured private placements (€ 6.8 billion) and covered bond or Pfandbrief issuance (€ 2.0 billion). Of the € 17.9 billion total, the majority was in EUR (€ 10.2 billion). We also issued € 6.2 billion in USD and smaller amounts in JPY and GBP. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (33%), banks (25%), asset managers and pension funds (15%), insurance companies (6%) and other, including institutional investors (21%). The geographical distribution was split between Germany (28%), Rest of Europe (31%), US (21%), Asia Pacific (16%) and Other (4%). Of our total capital markets issuance outstanding as of December 31, 2012, approximately 80 % was issued on an unsecured basis.

Deutsche Bank	01 – Management Report	163
Financial Report 2012	Risk Report

The average spread of our issuance over the relevant floating index (e.g., Libor) was 64 bps for the full year with an average tenor of 4.2 years. Our issuance activities were evenly spread over the first three quarters with volumes reducing in the fourth quarter as we completed our plan. We issued the following volumes over each quarter: € 5.7 billion, € 4.8 billion, € 5.5 billion and € 1.9 billion, respectively.

In 2013, our funding plan is up to € 18.0 billion which we plan to cover by accessing the above four sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in USD and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 24.0 billion in 2013.

For information regarding the maturity profile of our wholesale funding and capital markets issuance please refer to the previous table.

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

Liquidity Reserves

Liquidity Reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets. The volume of the Liquidity Reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of Liquidity Reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity Reserves only include assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our Liquidity Reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

The following table presents the composition of our Liquidity Reserves for the dates specified. As of December 31, 2012, Liquidity Reserves were € 232 billion (now including Postbank with € 26 billion following integration). The December 31, 2011 comparative amounts do not include Postbank. Excluding Postbank, we saw a decrease in our Liquidity Reserves of € 16 billion. The primary driver of this was a reduction of € 40 billion in our discretionary wholesale funding during the year, offset by growth in more stable funding sources. Excluding Postbank, our average Liquidity Reserves during the year were € 211 billion.

Deutsche Bank	01 – Management Report	164
Financial Report 2012	Risk Report

Composition of our liquidity reserves by parent company (including branches) and subsidiaries
		Dec 31, 2012	Dec 31, 2011

in € bn.	Carrying Value	Liquidity Value	Carrying Value

Available cash and cash equivalents (held primarily at central banks)	128	128	140[1]

Parent (incl. foreign branches)	112	112	133

Subsidiaries	16	16	7

Highly liquid securities (includes government, government guaranteed and agency securities)	91	82	65

Parent (incl. foreign branches)	56	52	56

Subsidiaries	35	30	9

Other unencumbered central bank eligible securities	13	10	18

Parent (incl. foreign branches)	12	9	18

Subsidiaries	1	1	0

Total liquidity reserves	232	220	223[1]

Parent (incl. foreign branches)	180	173	207

Subsidiaries	52	47	16

[1]

Amounts previously disclosed for December 31, 2011 have been adjusted to include also liquidity reserves which cannot be freely transferred across the group, but which are available to mitigate stress outflows in the entities in which they are held.

The above represents those assets that are unencumbered and which could most readily be used as a source of liquidity over a short-term stress horizon. Carrying value represents market value of Liquidity Reserves. Liquidity value represents the value we give to our Liquidity Reserves, post haircut, under our combined stress scenario assumptions. For an analysis of the pledged assets on the balance sheet, please refer to Note 22 “Assets Pledged and Received as Collateral”.

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden and severe stress events on our liquidity position. The scenarios we apply have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events, as well as the lessons learned from the latest financial markets crisis.

They include the prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (e.g. rating downgrade), market related events (e.g. systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade. We apply stress scenarios to selected significant currencies and entities. Those scenarios are subject to regular reviews and reappraisal.

Under each of these scenarios we assume a high degree of rollovers of maturing loans to non-wholesale customers (in order to support franchise value) whereas the rollover of liabilities will be partially or fully impaired resulting in a funding gap. In this context wholesale funding from the most risk sensitive sources (including unsecured funding from commercial banks, money market mutual funds, as well as asset backed commercial paper) is assumed to contractually roll off in the acute phase of stress. In addition we analyze the potential funding requirements from contingent risks which could materialize under stress. Those include drawings of credit facilities, increased collateral requirements under derivative agreements as well as outflows from deposits with a contractual rating trigger. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include our Liquidity Reserves, as well as potential further asset liquidity from other unencumbered securities. Stress testing is conducted at a global and individual country level and across significant non-eurozone currencies. We review stress-test assumptions at least annually and have increased the severity of a number of these assumptions through the course of 2012.

Stress testing is fully integrated in our liquidity risk management framework. For this purpose we use the contractual wholesale cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from

Deutsche Bank	01 – Management Report	165
Financial Report 2012	Risk Report

on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a monthly basis the impact of a more prolonged stress period extending out to twelve months. The liquidity stress testing provides the basis for the bank’s contingency funding plan which is approved by the Management Board.

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2012. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event, how much counterbalancing liquidity we could generate via different sources as well as the resulting net liquidity position.

Stress Testing Results

in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position

Systemic market risk	39	217	178

Emerging markets	15	216	201

1 notch downgrade (DB specific)	45	222	177

Downgrade to A-2/P-2 (DB specific)	215	262	47

Combined[3]	227	255	28

[1]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[2]	Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
[3]	Combined impact of systemic market risk and downgrade to A-2/P-2.

The table below presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies.

Additional Contractual Obligations

		Dec 31, 2012

in € m.	One-notch downgrade	Two-notch downgrade

Contractual derivatives funding or margin requirements	3,593	6,912

Other contractual funding or margin requirements	544	1,080

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

Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modeling of assets and liabilities is necessary in cases where a product has no contractual maturity or the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be deposits from retail and transaction banking customers which generally have no contractual maturity, yet have consistently displayed high stability throughout even the most severe financial crises.

The modeling profiles are part of the overall liquidity risk management framework (see section “Stress Test” for short-term liquidity positions ≤1yr and section “Funding Matrix” for long-term liquidity positions >1yr) which is defined and approved by the Management Board.

Deutsche Bank	01 – Management Report	166
Financial Report 2012	Risk Report

The following table presents a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2012.

Maturity analysis of the earliest contractual maturity of assets

	Dec 31, 2012
in € m.	On demand	On demand to no more than 3 months	Over 3 months but no more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and deposits with banks	136,491	8,726	1,955	147,173	22	65	173	147,433

Central bank funds sold	–	–	–	–	–	–	–	–

Securities purchased under resale agreements	5,333	21,735	9,382	36,450	27	93	–	36,570
with banks	1,979	17,802	8,977	28,757	–	93	–	28,850
with customers	3,355	3,933	405	7,693	27	–	–	7,720
Retail	18	–	–	18	–	–	–	18
Corporates and other customers	3,337	3,933	405	7,675	27	–	–	7,702

Securities borrowed	23,740	111	–	23,851	96	–	–	23,947
with banks	2,760	39	–	2,800	–	–	–	2,800
with customers	20,980	71	–	21,051	96	–	–	21,147
Retail	0	0	–	0	–	–	–	0
Corporates and other customers	20,980	71	–	21,051	96	–	–	21,147

Financial assets at fair value through profit or loss – trading	1,032,422	125,654	13,202	1,171,279	4,831	10,227	14,545	1,200,881
Trading assets	245,538	–	–	245,538	–	–	–	245,538
Fixed-income securities and loans	171,106	–	–	171,106	–	–	–	171,106
Equities and other variable-income securities	65,457	–	–	65,457	–	–	–	65,457
Other trading assets	8,975	–	–	8,975	–	–	–	8,975
Positive market values from derivative financial instruments	768,315	–	–	768,315	–	–	–	768,315
Financial assets designated at fair value through profit or loss	18,569	125,654	13,202	157,425	4,831	10,227	14,545	187,027
Securities purchased under resale agreements	10,256	107,589	5,798	123,643	880	339	126	124,987
Securities borrowed	8,166	15,373	4,765	28,304	–	–	–	28,304
Fixed-income securities and loans	146	2,687	1,363	4,196	2,890	6,665	9,418	23,169
Equities and other variable-income securities	–	–	22	22	1,013	2,978	4,906	8,919
Other financial assets designated at fair value through profit or loss	–	5	1,255	1,261	47	245	95	1,648

Positive market values from derivative financial instruments qualifying for hedge accounting	–	58	233	291	285	2,201	5,594	8,370

Financial assets available for sale	6	5,404	3,859	9,269	4,491	16,891	18,729	49,380
Fixed-income securities and loans	6	5,404	3,859	9,269	3,501	16,885	17,453	47,109
Equitites and other variable-income securities	–	–	–	–	990	5	1,275	2,271

Loans	29,414	58,129	37,940	125,483	26,769	64,749	180,277	397,279
to banks	1,996	6,968	6,205	15,169	2,957	6,755	2,239	27,120
to customers	27,419	51,161	31,735	110,314	23,813	57,994	178,038	370,158
Retail	5,194	12,688	8,075	25,957	7,396	19,603	129,379	182,335
Corporates and other customers	22,224	38,473	23,660	84,357	16,417	38,391	48,659	187,824

Other financial assets	100,815	751	321	101,887	2,619	162	1,365	106,033

Total financial assets	1,328,222	220,567	66,893	1,615,682	39,141	94,387	220,682	1,969,892

Other assets	20,471	–	–	20,471	329	727	20,910	42,437

Total assets	1,348,693	220,567	66,893	1,636,153	39,469	95,114	241,593	2,012,329

Deutsche Bank	01 – Management Report	167
Financial Report 2012	Risk Report

The following table presents a maturity analysis of our financial liabilities, off-balance sheet loan commitments and financial guarantees based upon an undiscounted cash flow analysis detailing the earliest contractual maturity or first call for all financial liabilities as of December 31, 2012, and 2011.

Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

Dec 31, 2012
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	143,920	–	–	–	–

Interest bearing deposits	136,607	234,048	35,496	19,035	16,005

Trading liabilities [1]	54,914	–	–	–	–

Negative market values from derivative financial instruments [1]	752,706	–	–	–	–

Financial liabilities designated at fair value through profit or loss	56,277	79,238	6,741	4,864	5,309

Investment contract liabilities [2]	–	53	788	1,225	5,666

Negative market values from derivative financial instruments qualifying for hedge accounting [3]	89	123	92	178	3,192

Central bank funds purchased	2,585	631	252	–	–

Securities sold under repurchase agreements	22,950	8,796	1,230	–	–

Securities loaned	3,110	40	–	–	33

Other short-term borrowings	18,611	41,761	8,775	–	–

Long-term debt	857	15,157	27,188	73,950	59,841

Trust preferred securities	–	2,956	2,410	5,522	3,818

Other financial liabilities	132,620	4,262	235	584	114

Off-balance sheet loan commitments	94,006	–	–	–	–

Financial guarantees	4,470	–	–	–	–

Total [4]	1,423,723	387,065	83,207	105,358	93,978

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
[4]

The balances in the table do not agree to the numbers in our balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for us if we were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote.

Dec 31, 2011
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	99,047	–	–	–	–

Interest bearing deposits	163,620	277,462	30,600	21,736	16,008

Trading liabilities [1]	63,886	–	–	–	–

Negative market values from derivative financial instruments [1]	838,817	–	–	–	–

Financial liabilities designated at fair value through profit or loss	99,182	45,211	6,204	6,695	9,189

Investment contract liabilities [2]	–	604	840	1,338	4,643

Negative market values from derivative financial instruments qualifying for hedge accounting [3]	452	135	11	1,018	3,170

Central bank funds purchased	2,866	2,050	–	–	–

Securities sold under repurchase agreements	24,781	4,975	1,022	–	19

Securities loaned	7,643	38	–	–	451

Other short-term borrowings	48,879	15,471	1,330	–	–

Long-term debt	3,608	9,691	26,100	83,610	68,256

Trust preferred securities	–	167	3,163	5,966	6,359

Other financial liabilities	143,375	3,788	345	660	47

Off-balance sheet loan commitments	87,433	–	–	–	–

Financial guarantees	23,684	–	–	–	–

Total [4]	1,607,273	359,592	69,615	121,025	108,142

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
[4]

The balances in the table do not agree to the numbers in our balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for us if we were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote.

Deutsche Bank	01 – Management Report	168
Financial Report 2012	Risk Report

Capital Management

Our Treasury function manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital as well as specific capital requirements of rating agencies.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Local Asset and Liability Committees further safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

Our core currencies are euro, U.S. dollar and pound sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in non-core currencies is largely hedged against foreign exchange swings, except for the Chinese yuan that we currently do not hedge. Treasury determines which currencies are to be hedged, develops suitable hedging strategies and finally executes these hedges.

Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation ensures that pension assets are aligned with pension liabilities, thus protecting our capital base.

Treasury constantly monitors the market for liability management trades. Such trades represent an anticyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

Since the first quarter 2012, we used a changed methodology for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. However, to reflect the further increased regulatory requirements under Basel 3, the internal demand for regulatory capital was derived by assuming a Common Equity Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 capital ratio of 10%). As a result, the amount of capital allocated to the segments has increased. From 2013 onwards, it is envisaged that the internal demand for regulatory capital will be derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of Basel 3 rules, to further align the allocation of capital with our communicated capital and return on equity targets.

Deutsche Bank	01 – Management Report	169
Financial Report 2012	Risk Report

During the period from the 2011 Annual General Meeting (May 26, 2011) until the 2012 Annual General Meeting (May 31, 2012), we repurchased 42.3 million of our common shares, thereof none via derivatives. 38.9 million of the shares repurchased were used for equity compensation purposes and 3.4 million shares were used to increase our Treasury position for future equity compensation. We repurchased 14.9 million shares from January 1, 2012 until May 31, 2012, none of which via derivatives. In addition, we purchased 13.9 million physically settled call options in 2012 to hedge existing equity compensation awards, of which 10.6 million call options had an initial maturity of more than 18 months. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totaled 10.9 million.

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before November 30, 2016. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2011 Annual General Meeting. During the period from the 2012 Annual General Meeting until December 31, 2012, a total of 2.5 million shares were purchased, thereof none via derivatives. In the same period 13.4 million shares were used for equity compensation purposes. The number of shares held in Treasury from buybacks was less than 1 million as of December 31, 2012.

The 2012 Annual General Meeting further granted our Management Board the authority to create conditional capital by issuing 90 million shares with a face value of € 230.4 million within the next five years. The total face value of available conditional capital amounts to € 691.2 million (270 million shares). In addition, the authorized capital available to the Management Board has a total face value of € 1.2 billion (450 million shares).

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2012, amounted to € 12.5 billion compared to € 12.7 billion as of December 31, 2011. This decrease was mainly due to the foreign exchange effects of the weaker U.S. dollar on the U.S. dollar denominated hybrid Tier 1 capital. In 2012, we neither raised nor redeemed any hybrid Tier 1 capital.

In 2012, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Profit participation rights amounted to € 1.1 billion as of December 31, 2012, compared to € 1.2 billion as of December 31, 2011. Total lower Tier 2 capital as of December 31, 2012, amounted to € 8.0 billion compared to € 9.4 billion as of December 31, 2011. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2012, unchanged from December 31, 2011.

Capital management at Postbank has been integrated into our group-wide capital management process.

Capital Adequacy

Since 2008, we have calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”), which implemented the revised capital framework of the Basel Committee from 2004 (“Basel 2”) into German law. Starting with December 31, 2011, the calculation of our capital ratios incorporates the amended capital requirements for trading book and securitization positions pursuant to the “Basel 2.5” framework, as implemented by the Capital Requirements Directive 3 and transposed into German law by the German Banking Act and the Solvency Regulation, representing the legal basis for our capital adequacy calculations also as of December 31, 2012.

Deutsche Bank	01 – Management Report	170
Financial Report 2012	Risk Report

Although the pending Capital Requirements Directive 4 (“CRD 4”) legislation and the related Regulation on prudential requirements for credit institutions and investment firms (“Capital Requirements Regulation”, short “CRR”), implementing the “Basel 3” framework into European law, have not yet entered into force, we make use of the terms from the Basel 3 framework in the following section and tables on capital adequacy and regulatory capital. Nevertheless the numbers disclosed are still based on the Basel 2.5 framework. This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes that does not include insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also “solvency margin”) calculation under the Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

In light of the regulations given above the following information are based on the regulatory principles of consolidation.

The Total regulatory capital pursuant to the effective regulations as of year-end 2012 consists of Tier 1, Tier 2 and Tier 3 capital. Tier 3 capital will no longer be allowed under the coming Basel 3 based regulations. Tier 1 capital consists of Common Equity Tier 1 capital (formerly referred to as Core Tier 1 capital) and Additional Tier 1 capital. Common Equity Tier 1 capital consists primarily of common share capital including related share premium accounts, retained earnings and other comprehensive income, adjusted by deduction of goodwill and other intangible assets. Other regulatory adjustments entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk.

The following items must be deducted (according to Basel 2.5, half from Tier 1 and half from Tier 2 capital): investments in unconsolidated banking, financial and insurance entities where a bank holds more than 10 % of the capital (in case of insurance entities at least 20 % either of the capital or of the voting rights unless included in the solvency margin calculation of the financial conglomerate), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail clients as measured under the bank’s internal ratings based approach (“IRBA”) model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payments by the counterparty have not been made within five business days after delivery provided the transaction has been allocated to the bank’s trading book.

Additional Tier 1 capital consists of hybrid capital components such as noncumulative trust preferred securities. Hybrid capital components that are not compliant with the coming Basel 3 requirements for such instruments will be progressively phased out in their consideration for Additional Tier 1 capital under the coming Basel 3-based regulations.

Tier 2 capital primarily comprises cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities. The amount of long-term subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.

Deutsche Bank	01 – Management Report	171
Financial Report 2012	Risk Report

The following table presents the Tier 1- and Tier 2- components of our Total regulatory capital (no Tier 3 capital is included in our regulatory capital base) as well as our risk-weighted assets (comprising credit risk-, market risk- and operational risk-exposure) and the respective capital ratios, excluding transitional items pursuant to section 64h (3) German Banking Act:
Regulatory Capital, RWA and Capital Ratios in € m.	Dec 31, 2012	Dec 31, 2011
Common Equity Tier 1 capital: instruments and reserves

Capital instruments and the related share premium accounts	26,098	25,252

Retained earnings (excluding interim profits)	28,961	25,987

Accumulated other comprehensive income	(1,293)	(1,981)

Noncontrolling interests	124	999

Independently reviewed interim profits net of any foreseeable charge or dividend	(460)	3,435

Common Equity Tier 1 capital before regulatory adjustments	53,430	53,692

Common Equity Tier 1 capital: regulatory adjustments

Intangible assets (net of related tax liability)	(11,579)	(12,909)

Negative amounts resulting from the calculation of expected loss amounts	(440)	–

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(2)	(128)

Direct holdings by an institution of own Common Equity Tier 1 capital instruments [1]	–	–

Direct holdings by the institution of the Common Equity Tier 1 capital instruments of relevant entities where the institution has a significant investment in those entities	(1,493)	(1,332)

Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(953)	(3,372)
of which: securitization positions	(953)	(2,863)
of which: free deliveries	–	–

Other, including consolidation and regulatory adjustments	(748)	(486)

Regulatory adjustments relating to unrealized gains and losses	(259)	847

Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	–	–

Total regulatory adjustments to Common Equity Tier 1 capital	(15,473)	(17,379)

Common Equity Tier 1 capital	37,957	36,313

Additional Tier 1 capital: instruments

Capital instruments and the related share premium accounts	13,025	12,734

Additional Tier 1 capital before regulatory adjustments	13,025	–

Additional Tier 1 capital: regulatory adjustments

Direct holdings by an institution of own Additional Tier 1 capital instruments	(499)	–

Additional Tier 1 capital	12,526	12,734

Tier 1 capital[2]	50,483	49,047

Tier 2 capital: instruments and provisions

Capital instruments and the related share premium accounts	11,852	10,883

Tier 2 capital before regulatory adjustments	11,852	10,883

Tier 2 capital: regulatory adjustments

Direct holdings by an institution of own Tier 2 capital instruments and subordinated loans	(152)	–

Amortization	(2,283)	–

Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(2,885)	(4,703)

Tier 2 capital	6,532	6,179

Total Regulatory capital	57,015	55,226

Total risk-weighted assets	333,605	381,246

Credit risk	228,952	262,460

Market risk	53,058	68,091

Operational risk	51,595	50,695

Capital ratios and buffers

Common Equity Tier 1 capital (as a percentage of risk-weighted assets)	11.4	9.5

Tier 1 capital (as a percentage of risk-weighted assets)	15.1	12.9

Total Regulatory capital (as a percentage of risk-weighted assets)	17.1	14.5

[1] Excludes Holdings that are already considered in the accounting base of Common Equity. [2] Included € 20 million silent participation as of December 31, 2012 and December 31, 2011.

Deutsche Bank	01 – Management Report	172
Financial Report 2012	Risk Report

The following table details the main changes in our Common Equity Tier 1 (formerly: Core Tier 1) capital, Additional Tier 1 and Tier 2 capital from the beginning to the end of the years 2012 and 2011:

Development of regulatory capital

in € m.	Dec 31, 2012	Dec 31, 2011
Common Equity Tier 1 Capital	37,957	36,313

Opening amount	36,313	29,972

Common shares, net effect/(+) issued (–) retirement	–	–

Additional paid-in capital	83	181

Retained earnings	(232)	4,834

Therein: Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	(452)	666
Therein: Net income attributable to Deutsche Bank Shareholders	237	4,132

Common shares in treasury, net effect/(+) sales (–) purchase	763	(373)

Movements in accumulated other comprehensive income	(423)	1,166
Foreign currency translation, net of tax	(423)	1,166

Dividend accrual	(697)	(697)

Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	126	(76)

Goodwill and other intangible assets (deduction net of related tax liability)	1,330	(518)

Noncontrolling interest	(875)	72

Deductible investments in banking, financial and insurance entities	(161)	(381)

Securitization positions not included in risk-weighted assets	1,911	1,987

Excess of expected losses over risk provisions	69	(81)

Other, including regulatory adjustments	(250)	227

Closing amount	37,957	36,313

Additional Tier 1 Capital	12,526	12,734

Opening amount	12,734	12,593

New Additional Tier 1 eligible capital issues	–	–

Buybacks	–	–

Other, including regulatory adjustments	(208)	141

Closing amount	12,526	12,734

Tier 1 capital	50,483	49,047

Tier 2 capital:	6,532	6,179

Opening amount	6,179	6,123

New Tier 2 eligible capital issues	–	–

Buybacks	(179)	(251)

Amortization	(1,071)	(747)

Other, including regulatory adjustments	1,603	1,054

Closing amount	6,532	6,179

Total Regulatory capital	57,015	55,226

The increase of € 1.6 billion in Common Equity Tier 1 capital in the year 2012 was primarily the result of a € 1.9 billion reduction of the capital deduction item for securitization positions not included in risk-weighted assets. Another positive impact of € 0.8 billion resulted from the reduced position of Common shares in treasury, partially offset by a negative impact of € 0.4 billion from foreign currency translation. The positive change of € 1.3 billion shown under the deduction-item “Goodwill and other intangible assets” is primarily the result of Common Equity Tier 1 capital-neutral impairments in the fourth quarter of 2012 which are offset by corresponding effects in our Retained earnings.

Common shares consist of Deutsche Bank AG’s common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares. As of December 31, 2012, 929,499,640 shares were issued and fully paid, of which we held 315,742 shares, leaving 929,183,898 shares outstanding. There are no issued ordinary shares that have not been fully paid. Related share premium is included in additional paid-in capital.

Deutsche Bank	01 – Management Report	173
Financial Report 2012	Risk Report

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Terms and Conditions of outstanding Additional Tier 1 Capital Instruments (unaudited)

Issuer	Amount in m.	Currency		Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption- incentives
DB Capital Trust I	318	USD	•	Until March 30, 2009: 3-Month LIBOR plus 1.7 % From March 30, 2009: 5-Year U.S. Dollar Swap Rate plus 2.7%	Since March 30, 2009 and on March 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations

DB Capital Trust II	20,000	JPY	•	Until April 27, 2029: 5.2 % p.a. From April 27, 2029: 5-Year Japanese Yen Swap Rate plus 1.62%	At the earliest April 27, 2029 with period of 90 days.	yes, see interest payment obligations

DB Capital Trust III	113	USD	•	Until June 30, 2014: 3-Month LIBOR plus 1.9 % From June 30, 2014: 5-Year U.S. Dollar Swap Rate plus 2.9%	At the earliest June 30, 2014 with period of 90 days.	yes, see interest payment obligations

DB Capital Trust IV	153	USD	•	Until June 30, 2011: 3-Month LIBOR plus 1.8 % From June 30, 2011: 5-Year U.S. Dollar Swap Rate plus 2.8%	Since June 30, 2011: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations

DB Capital Trust V	147	USD	•	Until June 30, 2010: 3-Month LIBOR plus 1.8 % From June 30, 2010: 5-Year U.S. Dollar Swap Rate plus 2.8%	Since June 30, 2010: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations

DB Capital Funding Trust I	625	USD	•	Until June 30, 2009: 7.872 % p.a. From June 30, 2009: 3-Month LIBOR plus 2.97%	Since June 30, 2009: every 3 months thereafter with period of 30 days.	yes, see interest payment obligations

DB Capital Funding Trust IV	1,000	EUR	•	Until September 19, 2013: 5.33 % p.a. From September 19, 2013: 3-Month EURIBOR plus 1.99%	At the earliest September 19, 2013 with period of 30 days.	yes, see interest payment obligations

DB Capital Funding Trust V	300	EUR	•	6.15 % p.a.	Since December 2, 2009: every 3 months thereafter with period of 30 days.	none

DB Capital Funding Trust VI	900	EUR	•	Until January 28, 2010: 6 % p.a. From January 28, 2010: Four times the difference between 10-Year- and 2-Year-CMS-Rate, capped at 10 % and floored at 3.5%	Since January 28, 2010: on January 28 of each year thereafter with period of 30 days.	none

DB Capital Funding Trust VII	800	USD	•	Until January 19, 2016: 5.628 % p.a. From January 19, 2016: 5.628 % p.a. plus 100 bps	At the earliest January 19, 2016 with period of 30 days.	yes, see interest payment obligations

DB Capital Funding Trust VIII	600	USD	•	6.375 % p.a.	Since October 18, 2011: every 3 months thereafter with period of 30 days.	none

DB Capital Funding Trust IX	1,150	USD	•	6.625 % p.a.	Since August 20, 2012 with period of 30 days.	none

DB Capital Funding Trust X	805	USD	•	7.350 % p.a.	Since December 15, 2012 with period of 30 days.	none

DB Capital Funding Trust XI	1,300	EUR	•	9.5 % p.a.	At the earliest March 31, 2015 with period of 30 days.	none

DB Contingent Capital Trust II	800	USD	•	6.55 % p.a.	At the earliest May 23, 2017 with period of 30 days.	none

DB Contingent Capital Trust III	1,975	USD	•	7.6 % p.a.	At the earliest February 20, 2018 with period of 30 days.	none

DB Contingent Capital Trust IV	1,000	EUR	•	8.0 % p.a.	At the earliest May 15, 2018 with period of 30 days.	none

DB Contingent Capital Trust V	1,385	USD	•	8.05 % p.a.	At the earliest June 30, 2018 with period of 30 days.	none

Deutsche Postbank Funding Trust I	300	EUR	•	Until December 2, 2005: 6 % p.a. From December 2, 2005: 10-Year EUR Swap Rate plus 0.025%, max. 8%	Since December 2, 2010 at each subsequent coupon date.	none

Deutsche Bank	01 – Management Report	174
Financial Report 2012	Risk Report

Issuer	Amount in m.	Currency		Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption- incentives
Deutsche Postbank Funding Trust II	500	EUR	•	Until December 23, 2009: 6 % p.a. From December 23, 2009: Four times difference between 10-Year and 2-Year CMS-Rate, with min. CMS-Rate 3.75 % and max. CMS-Rate 10%	Since December 23, 2009 at each subsequent coupon date.	none

Deutsche Postbank Funding Trust III	300	EUR	•	Until June 7, 2008: 7 % p.a. From June 7, 2008: 10-Year EUR Swap Rate plus 0.125%, max. 8%	Since June 7, 2011 at each subsequent coupon date.	none

Deutsche Postbank Funding Trust IV	500	EUR	•	Until June 29, 2017: 5.983 % p.a. From June 29, 2017: 3-Month EURIBOR plus 2.07%	At the earliest June 29, 2017 at each subsequent coupon date.	yes, see interest payment obligations

Deutsche Postbank AG – silent participation	10	EUR	•	8.15 % p.a.	Fixed maturity December 31, 2018	none

Deutsche Postbank AG – silent participation	10	EUR	•	8.15 % p.a.	Fixed maturity December 31, 2018	none

Of the € 12.5 billion Additional Tier 1 capital € 8.8 billion have no step-up clauses or other early redemption-incentives. No instrument has the option to be converted into ordinary shares. All Additional Tier 1 capital instruments qualify as Tier 1 capital according to Section 64m (1) KWG. In the event of the initiation of insolvency proceedings or of liquidation, they will not be repaid until all creditors have been satisfied.

Our Tier 2 capital instruments qualify as regulatory capital according to Section 10 (5) and (5a) KWG, except for the profit participation rights issued by Deutsche Postbank AG which all were issued before December 31, 2010 and qualify as Tier 2 capital according to Section 64m (1) KWG. Accordingly, all Tier 2 capital instruments have a minimum original maturity of 5 years. The majority of the volume of our Tier 2 instruments, however, has an original maturity of 10 years or more and call rights for the issuer after 5 years or more. In the last two years before the maturity of an instrument only 40 % of the paid-in capital qualifies as regulatory capital.

Deutsche Bank	01 – Management Report	175
Financial Report 2012	Risk Report

The several hundred individual Tier 2 capital instruments can be clustered as follows:

Terms and Conditions of the outstanding Tier 2 Capital Instruments (unaudited)

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations
Deutsche Bank Capital Finance Trust I	perpetual	300	EUR	Cumulative Trust preferred securities	At the earliest on June 27, 2015 and thereafter on each yearly coupon-payment date (June 27) with period of 30 days.	Fixed interest rate during first five periods of interest payments at 7 % p.a., thereafter ten times the difference between 10 year- and 2 year-CMS-Rate, capped at 10 year-CMS and floored at 1.75%

Deutsche Postbank AG	2014	100	EUR	Profit Participation Rights	No	6.00% (fix) – 6.26% (fix)

Deutsche Postbank AG	2015	197	EUR	Profit Participation Rights	No	5.13% (fix) – 5.65% (fix)

Deutsche Postbank AG	2016	676	EUR	Profit Participation Rights	No	4.40% (fix) – 4.72% (fix)

Deutsche Postbank AG	2017	21	EUR	Profit Participation Rights	No	5.12% (fix)

Deutsche Postbank AG	2018	91	EUR	Profit Participation Rights	No	5.14% (fix) – 5.53% (fix)

Deutsche Postbank AG	2020	14	EUR	Profit Participation Rights	No	5.10% (fix)

Deutsche Postbank AG	2021	24	EUR	Profit Participation Rights	No	4.53% (fix) – 4.73% (fix)

Deutsche Postbank AG	2023	10	EUR	Profit Participation Rights	No	5.50% (fix)

Deutsche Postbank AG	2027	20	EUR	Profit Participation Rights	No	5.25% (fix)

Bankers Trust Corporation - New York	2015	141	USD	Subordinated Liabilities	No	7.50% (fix)

BHF-BANK AG	2015	50	EUR	Subordinated Liabilities	No	4.46% (fix)

BHF-BANK AG	2019	50	EUR	Subordinated Liabilities	No	4.80% (fix)

BHF-BANK AG	2020	57	EUR	Subordinated Liabilities	no	4.59% (fix) – 4.63% (fix)

BHF-BANK AG	2025	47	EUR	Subordinated Liabilities	no	4.75% (fix)

Deutsche Bank AG	2013	1,175	EUR	Subordinated Liabilities	no	5.10% (fix) – 5.98% (fix)

Deutsche Bank AG	2013	6,000	JPY	Subordinated Liabilities	no	1.07% (var.)

Deutsche Bank AG	2014	245	AUD	Subordinated Liabilities	Early redemption at the issuer’s option since 2009 at each coupon-date	5.36% (var.)

Deutsche Bank AG	2014	1,081	EUR	Subordinated Liabilities	1,061 mn.: Early redemption at the issuer’s option since 2009 at each coupon-date	1.09% (var.) – 4.16% (fix)

Deutsche Bank AG	2014	3,000	JPY	Subordinated Liabilities	Early redemption at the issuer’s option since 2009 at each coupon-date	0.94% (var.)

Deutsche Bank AG	2014	214	NZD	Subordinated Liabilities	Early redemption at the issuer’s option since 2009 at each coupon-date	3.56% (var.)

Deutsche Bank AG	2015	710	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	0.88% (var.) – 1.02% (var.)

Deutsche Bank AG	2015	190	GBP	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	1.41% (var.)

Deutsche Bank AG	2015	335	USD	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	1.11% (var.)

Deutsche Bank AG	2016	220	CAD	Subordinated Liabilities	Early redemption at the issuer’s option since 2011	2.03% (var.)

Deutsche Bank AG	2016	442	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2011	0.98% (var.)

Deutsche Bank AG	2017	509	EUR	Subordinated Liabilities	489 mn.: Early redemption at the issuer’s option since 2012	0.95% (var.) – 5.82% (fix)

Deutsche Bank AG	2018	100	EUR	Subordinated Liabilities	10 mn.: Early redemption at the issuer’s option in 2013	5.50% (fix) – 6.50% (var.)

Deutsche Bank AG	2019	249	EUR	Subordinated Liabilities	238 mn.: Early redemption at the issuer’s option in 2014	5.00% (fix) – 6.00% (fix)

Deutsche Bank AG	2020	1,235	EUR	Subordinated Liabilities	85 mn.: Early redemption at the issuer’s option in 2015	4.00% (var.) – 5.00% (fix)

Deutsche Bank	01 – Management Report	176
Financial Report 2012	Risk Report

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations
Deutsche Bank AG	2024	20	EUR	Subordinated Liabilities	no	5.10% (fix)

Deutsche Bank AG	2033	5	EUR	Subordinated Liabilities	Early redemption at the issuer’s option in 2013	6.30% (fix)

Deutsche Bank AG	2035	50	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	3.00% (var.)

Deutsche Bank Financial Inc.	2015	778	USD	Subordinated Liabilities	No	5.38% (fix)

Deutsche Bank S.A.E., Barcelona	2013	41	EUR	Subordinated Liabilities	No	3.72% (var.)

Deutsche Bank S.A.E., Barcelona	2014	40	EUR	Subordinated Liabilities	No	5.72% (var.)

Deutsche Bank S.p.A., Mailand	2018	500	EUR	Subordinated Liabilities	Early redemption at the issuer’s option in 2013	0.22% (var.)

Deutsche Bank Morgan Grenfell Group PLC	perpetual	6	USD	Subordinated Liabilities	Early redemption at the issuer’s option since 1991 at each coupon-date with minimum period of 30 days	1.00% (var.)

BHW Bausparkasse	2013	91	EUR	Subordinated Liabilities	no	4.90% (fix) – 5.80% (fix)

BHW Bausparkasse	2014	55	EUR	Subordinated Liabilities	no	2.56% (var.) – 5.60% (fix)

BHW Bausparkasse	2017	5	EUR	Subordinated Liabilities	no	5.69% (fix)

BHW Bausparkasse	2018	6	EUR	Subordinated Liabilities	no	6.08% (fix)

BHW Bausparkasse	2019	48	EUR	Subordinated Liabilities	no	4.27% (fix) – 5.83% (fix)

BHW Bausparkasse	2023	40	EUR	Subordinated Liabilities	no	5.45% (fix) – 6.13% (fix)

BHW Bausparkasse	2024	10	EUR	Subordinated Liabilities	no	5.64% (fix)

Deutsche Postbank AG	2013	227	EUR	Subordinated Liabilities	no	4.78% (fix) – 6.00% (fix)

Deutsche Postbank AG	2014	83	EUR	Subordinated Liabilities	no	4.50% (fix) – 6.00% (fix)

Deutsche Postbank AG	2015	508	EUR	Subordinated Liabilities	500 mn.: Early redemption at the issuer’s option since 2011 at each coupon-date	1.00% (var.) – 5.50% (fix)

Deutsche Postbank AG	2016	30	EUR	Subordinated Liabilities	no	4.92% (fix) – 5.01% (fix)

Deutsche Postbank AG	2017	60	EUR	Subordinated Liabilities	no	5.21% (fix) – 5.83% (fix)

Deutsche Postbank AG	2018	313	EUR	Subordinated Liabilities	no	5.19% (fix) – 6.63% (fix)

Deutsche Postbank AG	2019	65	EUR	Subordinated Liabilities	no	5.14% (fix) – 5.46% (fix)

Deutsche Postbank AG	2022	15	EUR	Subordinated Liabilities	no	4.63% (fix)

Deutsche Postbank AG	2023	98	EUR	Subordinated Liabilities	no	5.60% (fix) – 6.01% (fix)

Deutsche Postbank AG	2024	43	EUR	Subordinated Liabilities	no	5.15% (fix) – 5.45% (fix)

Deutsche Postbank AG	2027	13	EUR	Subordinated Liabilities	no	6.50% (fix)

Deutsche Postbank AG	2036	24,000	JPY	Subordinated Liabilities	no	2.76% (fix) – 2.84% (fix)

Deutsche Bank	01 – Management Report	177
Financial Report 2012	Risk Report

Reconciliation of shareholders’ equity to regulatory capital in € m.	Dec 31, 2012	Dec 31, 2011
Total shareholders’ equity per accounting balance sheet	54,003	53,390

Common shares	2,380	2,380

Additional paid-in capital	23,778	23,695

Retained earnings	29,198	30,119
Therein: Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	198	650
Therein: Net income attributable to Deutsche Bank Shareholders	237	4,132

Common shares in treasury, at cost	(60)	(823)

Equity classified as obligation to purchase common shares	–	–

Accumulated other comprehensive income, net of tax	(1,293)	(1,981)

Prudential filters	(261)	719

Own credit spread of liabilities designated at fair value	(2)	(128)

Unrealized gains and losses	(259)	847

Regulatory adjustments to accounting basis	(15,785)	(17,796)

Dividend accrual	(697)	(697)

Goodwill	(8,583)	(10,156)
Per balance sheet	(9,297)	(10,973)
Goodwill from at-equity investments	(30)	(29)
Goodwill relating to non-regulatory consolidation circle	745	846

Intangibles	(2,996)	(2,753)
Per balance sheet	(4,922)	(4,829)
Deferred tax liability	583	676
Intangibles relating to non-regulatory consolidation circle	1,343	1,399

Noncontrolling interests	124	999
Per balance sheet	407	1,270
Noncontrolling interests relating to non-regulatory consolidation circle	(283)	(271)

Securitization positions	(953)	(2,863)

Shortfall of provisions to expected loss	(440)	(508)

Free-deliveries outstanding	–	–

Significant investments in the capital of financial sector entities	(1,493)	(1,332)

Other, including consolidation and regulatory adjustments	(748)	(486)

Common Equity Tier 1 capital	37,957	36,313

Additional Tier 1 capital	12,526	12,734

Hybrid capital securities	12,526	12,734
Per balance sheet	12,091	12,344
Regulatory adjustments	435	390

Deductions from Additional Tier 1 capital	–	–

Tier 1 capital	50,483	49,047

	–	–

Tier 2 capital	6,532	6,179

Subordinated debt	9,362	10,813
Per balance sheet	11,282	12,083
Amortization	(2,283)	(1,213)
Regulatory adjustments	364	(57)

Deductions from Tier 2 capital	(2,885)	(4,703)

Other	55	70

Total Regulatory capital	57,015	55,226

Regulatory Capital Requirements

Under the Basel framework, overall capital requirements have to be calculated and compared with the regulatory capital described above. The overall capital requirements are frequently expressed in risk-weighted asset terms whereby total capital requirements are 8 % of risk-weighted assets. The information presented below is based on the regulatory principles of consolidation.

Deutsche Bank	01 – Management Report	178
Financial Report 2012	Risk Report

Since December 31, 2011, the calculation of our RWAs and capital ratios has incorporated the amended capital requirements for trading book and securitization positions pursuant to the “Basel 2.5” framework, as implemented by the Capital Requirements Directive 3 and transposed into German law by the German Banking Act and the Solvency Regulation.

The Basel 2.5 framework introduced the model based risk measures stressed value-at-risk, incremental risk charge and comprehensive risk within market risk for banks applying an internal model approach:

—	Stressed Value-at-Risk: calculates a stressed value-at-risk measure based on a continuous one year period of significant market stress.
—	Incremental Risk Charge (“IRC”): captures default and migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.
—

Comprehensive Risk Measure (“CRM”): captures incremental risk for the credit correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements. The CRM must be calculated weekly and is determined as the higher of the latest weekly CRM charge from the model, the twelve weeks average CRM charge, and the MRSA charge for the credit correlation portfolio, the so-called CRM Floor.

In addition, Basel 2.5 regulations require as part of the market risk capital charge the calculation of the specific market risk of securitization trading positions and nth-to-default credit derivatives, which are not eligible for the comprehensive risk measure, based on the market risk standardized approach.

Against this background, we calculate our RWA based on the following approaches:

In December 2007 the BaFin approved the use of the advanced IRBA for the majority of our counterparty credit risk positions which excludes the exposures consolidated from Postbank. Additional advanced IRBA-related BaFin approvals have been obtained during the period 2008 to 2012. The advanced IRBA constitutes the most sophisticated approach available under the Basel regime. Postbank has BaFin approval for the IRBA to be applied to the retail business, which is assigned to the advanced IRBA for consolidation on Group level, and the foundation IRBA for a significant portion of the other counterparty credit risk exposures.

The remaining IRBA eligible exposures are covered within the standardized approach either temporarily (where we are seeking regulatory approval for some remaining small portfolios) or permanently (where exposures are treated under the standardized approach in accordance with Section 70 SolvV). More details on this topic are provided in the Section “Counterparty Credit Risk: Regulatory Assessment”.

The capital requirement for securitization positions is calculated substantially using the IRBA approach; only minor exposures are captured under the standardized approach. The introduction of Basel 2.5 requires identifying re-securitization positions in the banking and trading book which receive an increased risk-weighting and result in higher capital charges for credit risk and market risk, respectively. More details on the treatment of securitization positions can be found in the Section “Securitization”.

For equity investments entered into before January 1, 2008, we use the transitional arrangement to exempt these positions from an IRBA treatment and apply the grandfathering rule, using a 100 % risk weighting. For investments in equity positions entered into since January 1, 2008, we apply the simple risk weight approach within the IRBA for our exposures. For more details regarding equity investments please refer to the Sections “Nontrading Market Risk – Investment Risk” and “Nontrading Market Risk – Equity Investments Held”.

The calculation of regulatory market risk capital requirements is generally based on an internal value-at-risk model, which was approved by the BaFin in October 1998 for our market risk exposures. In December 2011 we received model approvals from BaFin for the stressed value-at-risk, incremental risk charge and comprehensive risk measure. Our regulatory capital calculation for the specific interest rate risk of trading book securitizations and nth-to-default credit derivatives which are not eligible for the comprehensive risk measure is based

Deutsche Bank	01 – Management Report	179
Financial Report 2012	Risk Report

on the market risk standardized approach. Further market risk positions covered under the standardized approach include for example exposures in relation to Postbank. More details on the aforementioned internal models are provided in the Section “Trading Market Risk”.

In December 2007, we obtained approval to apply the advanced measurement approach (“AMA”) to determine our regulatory operational risk capital requirements, the approval does not apply to Postbank. Details on the respective AMA model are given in the Section “Operational Risk”. As of December 31, 2010, Postbank also obtained the approval to apply the advanced measurement approach. Capital requirements for operational risk are still displayed for the Group excluding Postbank, and separately for Postbank as we are waiting for regulatory approval to integrate Postbank into our regulatory capital calculation.

Risk-weighted Assets by Model Approach and Business Division

	Dec 31, 2012
in € m.	Corporate Banking & Securities	Global Transaction Bank	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	70,590	26,398	6,134	67,511	40,329	18,235	229,196
Advanced IRBA	63,727	18,464	2,823	38,637	19,501	573	143,725
Central Governments	2,440	818	11	76	266	151	3,762
Institutions	5,686	1,607	93	200	1,333	27	8,946
Corporates	49,258	15,610	2,589	2,796	10,999	395	81,646
Retail	217	20	130	34,529	1,150	0	36,046
Other	6,125	409	1	1,037	5,753	0	13,325

Foundation IRBA	–	–	–	8,726	1,813	–	10,539
Central Governments	–	–	–	32	2	–	35
Institutions	–	–	–	2,217	939	–	3,156
Corporates	–	–	–	6,477	872	–	7,349
Retail	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	0

Other IRBA	2,487	261	455	9,042	8,027	2,321	22,592
Central Governments	–	–	–	–	–	–	–
Institutions	–	–	–	–	–	–	–
Corporates	1,341	240	–	5,574	3,802	–	10,957
Retail	–	–	–	–	–	–	–
Other	1,146	20	455	3,467	4,225	2,321	11,635

Standardized Approach	4,376	7,673	2,856	11,105	10,988	15,340	52,340
Central Governments	2	68	0	87	222	1	379
Institutions	13	16	9	112	77	3	230
Corporates	3,070	7,125	1,038	2,733	4,273	401	18,640
Retail	16	392	134	5,991	2,758	1	9,292
Other	1,275	73	1,675	2,183	3,658	14,935	23,799

Market Risk	35,656	365	1,166	360	15,512	–	53,058
Internal Model Approach	31,280	365	1,166	–	13,761	–	46,571
Standardized Approach	4,376	–	–	360	1,751	–	6,487

Operational Risk	19,221	331	4,904	4,530	22,609	–	51,595
Advanced measurement approach	19,221	331	4,904	4,530	22,609	–	51,595

Total	124,939	27,093	12,451	72,695	80,295	16,377	333,849

Within credit risk, the line item “Other” in Advanced IRBA predominately reflects RWA from securitization positions in the banking book. The Other IRBA mainly contains equity positions as well as non-credit obligation assets in the category “Other”. Within the Standardized Approach, about half of the line item “Other” includes RWAs from banking book securitizations with the remainder being exposures assigned to the further exposure classes in the Standardized Approach apart from central governments, institutions, corporate and retail.

Deutsche Bank	01 – Management Report	180
Financial Report 2012	Risk Report

Regulatory Capital Requirements and Risk-weighted Assets

	Dec 31, 2012		Dec 31, 2011
in € m.	Capital requirements	RWA	Capital requirements	RWA
Counterparty credit risk

Advanced IRBA
Central governments	301	3,762	207	2,586
Institutions	716	8,946	1,018	12,727
Corporates	6,532	81,646	8,049	100,609
Retail (excluding Postbank)	1,727	21,583	1,718	21,480
Retail (Postbank)	1,157	14,462	912	11,405
Other non-credit obligation assets	343	4,283	1,144	14,304

Total advanced IRBA	10,775	134,683	13,049	163,112

Foundation approach
Central governments	3	35	3	37
Institutions	252	3,156	323	4,044
Corporates	1,465	18,306	1,391	17,382
Other non-credit obligation assets	152	1,897	228	2,850

Total foundation approach	1,872	23,394	1,945	24,312

Standardized approach
Central governments	0	1	1	15
Regional governments and local authorities	4	55	8	100
Other public sector entities	26	323	52	654
Multilateral development banks	–	–	–	–
International organizations	–	–	–	–
Institutions	18	230	47	583
Covered bonds issued by credit institutions	1	8	8	98
Corporates	1,491	18,640	1,840	22,998
Retail	525	6,564	882	11,029
Claims secured by real estate property	218	2,728	252	3,152
Collective investment undertakings	196	2,444	220	2,755
Other items	1,176	14,702	8	94
Past due items	130	1,625	156	1,944

Total standardized approach	3,786	47,320	3,474	43,424

Risk from securitization positions
Securitizations (IRBA)	1,066	13,325	1,340	16,753
Securitizations (standardized approach)	117	1,457	157	1,961

Total risk from securitization positions	1,183	14,782	1,497	18,714

Risk from equity positions
Equity positions (grandfathered)	281	3,517	282	3,522
Equity positions (IRBA simple risk-weight approach)	436	5,455	760	9,503
Exchange-traded	51	632	81	1,016
Non-exchange-traded	369	4,616	647	8,088
Non-exchange-traded but sufficiently diversified	17	207	32	399

Total risk from equity positions	718	8,971	1,042	13,024

Settlement risk	4	46	14	178

Total counterparty credit risk	18,336	229,196	21,021	262,764

Market risk in the trading book
Internal model approach	3,726	46,571	4,819	60,241
VaR	761	9,510	972	12,150
Stressed VaR	1,641	20,518	2,151	26,892
Incremental Risk Charge	761	9,509	758	9,475
Comprehensive Risk Measurement (Correlation Trading)	563	7,035	938	11,724
Standardized approach	519	6,487	628	7,854
Interest rate risk – Non-Securitization	2	26	142	1,780
Interest rate risk – Securitization and nth-to-default derivatives	443	5,533	399	4,986
Equity risk	–	–	–	–
FX risk	42	524	55	688
Commodity risk	–	–	–	–
Other market risk	32	404	32	401

Total market risk in the trading book	4,245	53,058	5,448	68,095

Operational risk
Advanced measurement approach (excluding Postbank)	3,866	48,325	3,772	47,148
Advanced measurement approach (Postbank)	262	3,270	284	3,547

Total operational risk	4,128	51,595	4,056	50,695

Total regulatory capital requirements and RWA	26,708	333,849	30,524	381,554

Deutsche Bank	01 – Management Report	181
Financial Report 2012	Risk Report

The table below provides an analysis of key drivers for RWA movements on a Basel 2.5 basis observed for credit and market risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk and Market Risk

	Dec 31, 2012
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions

Credit risk RWA balance, beginning of year	262,764	50,973
Book Quality/Growth	3,400	3,283
Operating Model Improvements	(13,534)	(12,800)
Advanced Model Roll out	(7,325)	(4,180)
Asset Sale/Hedging	(14,470)	(1,567)
Foreign exchange movements	(1,639)	(436)

Credit risk RWA balance, end of year	229,196	35,274

in € m.	Dec 31, 2012
Market risk RWA balance, beginning of year	68,095
Movement in risk levels	(322)
Market data changes and recalibrations	(2,577)
Model updates	(707)
Methodology and policy	(11,215)
Acquisitions and disposals	–
Foreign exchange movements	(216)

Market risk RWA balance, end of year	53,058

The decrease in RWA for counterparty credit risk by 13 % since December 31, 2011 mainly reflects the successful RWA reduction efforts focusing on de-risking as well as model and process enhancements.

The category Asset Sale/Hedging mainly includes de-risking activities through disposals, restructuring and additional hedging. Regular process and data enhancements including further migration of derivatives into the internal model method as well as continuing usage of master netting and collateral agreements are considered in the category Operating Model improvements. The Advanced Model Roll-out category primarily shows the impact from BaFin approvals received for certain advanced IRBA models which we continued to roll out in light of the German regulatory requirement to achieve an IRBA coverage ratio of 92 % on an EAD- and RWA-basis by December 31, 2012. The category Book Quality/Growth includes organic changes in the book size as well as the effects from portfolio rating migrations.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank.

The 22 % RWA decrease for market risk since December 31, 2011 is mainly due to the significant reduction of our BaFin-defined, internal model multiplier from 5.5 to 4.0 for value-at-risk and stressed value-at-risk resulting from model enhancements and process improvements. The impact is reflected exclusively in the “Methodology and policy” category which provides regulatory-driven changes to our market risk RWA models. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes category. In 2012 we saw a benefit in market risk RWA due to lower levels of volatility within the historical market data used in the calculation. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “Model updates”. Further details on the market risk methodologies and their refinements are provided in the section “Trading Market Risk – Market Risk Measurement”. Market risk RWA movements in Risk levels are interpreted as organic changes in portfolio size and composition resulting from the normal course of business. In this category we also consider re-allocations between the regulatory trading and banking book which occur in rare cases. Significant new businesses and disposals would be assigned to the line item Acquisition and disposal, which was not applicable in this reporting period.

Deutsche Bank	01 – Management Report	182
Financial Report 2012	Risk Report

Regulatory Capital Ratios

The KWG and the SolvV reflect the capital adequacy rules of Basel 2.5 and require German banks to maintain an adequate level of capital in relation to their regulatory capital requirements comprising counterparty credit risk, operational risk and market risk. Counterparty credit risk and operational risk must be covered with Tier 1 capital and Tier 2 capital (together “regulatory banking capital”). Market risk must be covered with regulatory banking capital (to the extent not required to cover counterparty credit and operational risk) or Tier 3 capital (together with regulatory banking capital, “own funds”).

The following table shows our eligible regulatory capital, including transitional items pursuant to Section 64h (3) KWG, available to cover the minimum capital requirements by risk type:

Coverage of Minimum Capital Requirements

	Dec 31, 2012		Dec 31, 2011
in € m.	Regulatory capital requirements	Available regulatory capital	Regulatory capital requirements	Available regulatory capital
Counterparty credit risk and operational risk	22,464	57,251	25,077	55,545

Market risk	4,245	34,787	5,448	30,468

As of each of December 31, 2012, and December 31, 2011, we held regulatory capital well above the required minimum standards. The increase of regulatory capital in 2012 of € 1.7 billion, thereof € 1.4 billion in the form of Tier 1 capital, reflected primarily reduced capital deduction items.

The German Banking Act and Solvency Regulation rules required us to cover our market risk as of December 31, 2012 with € 4,2 billion of total regulatory capital (Tier 1 + 2 + 3) compared to € 5.4 billion as of December 31, 2011. We met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3).

As of December 31, 2012, the transitional item amounted to € 236 million compared to € 319 million as of December 31, 2011. In our reporting to the German regulatory authorities, this amount is included in the Tier 1 capital, total regulatory capital and the total risk-weighted assets, as shown in the tables above. Correspondingly, our Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 15.2 % and 17.1%, respectively, on December 31, 2012 compared to 12.9 % and 14.6%, respectively, on December 31, 2011.

As of December 31, 2012, regulatory capital ratios on a standalone basis for Deutsche Bank AG and for its subsidiaries Deutsche Bank Privat- und Geschäftskunden AG, norisbank GmbH, DWS Finanz-Service GmbH, Deutsche Bank Europe GmbH and Sal. Oppenheim jr. & Cie. AG & Co.KGaA are not disclosed as these companies have applied the exemptions codified in Section 2a KWG. As a result, they are exempted from the obligation to comply with certain regulatory requirements of the Banking Act on a standalone basis, including solvency calculations and reporting of regulatory capital ratios. These exemptions can only be applied if, among other things, there is no material practical or legal impediment to the prompt transfer of own funds or repayment of liabilities from Deutsche Bank AG to the respective subsidiaries or from all subsidiaries in the Group to Deutsche Bank AG.

Deutsche Postbank AG, which we have consolidated since December 3, 2010, is considered a significant subsidiary of the Group. Here, “significant” is defined as an entity whose relative individual contribution to our risk-weighted assets exceeds 5 % of our overall RWA. In December 2012 Deutsche Postbank AG has issued a waiver notification in accordance with Section 2a KWG to the German Supervisory Authority, the application of which is currently under discussion between Deutsche Postbank AG and the Supervisory Authority.

Deutsche Bank	01 – Management Report	183
Financial Report 2012	Risk Report

Notwithstanding, the Tier 1 capital ratio as of December 31, 2012 and the total capital ratio for the Deutsche Postbank Group including Deutsche Postbank AG with goodwill components allowed pursuant to Section 64h (3) KWG amounted to 12.0 % and 15.9%, and 10.8 % and 14.9 % as of December 31, 2011, respectively.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on our businesses. We complied with the regulatory capital adequacy requirements in 2012. Our subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2012.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our adjusted leverage ratio, which is calculated using adjusted total assets and adjusted total equity figures.

Leverage Ratio: We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:

—

Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.

—

Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with competitors. The definition of the adjusted leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Deutsche Bank	01 – Management Report	184
Financial Report 2012	Risk Report

Leverage ratio

in € bn. (unless stated otherwise)	Dec 31, 2012	Dec 31, 2011
Total assets (IFRS)	2,012	2,164

Adjustment for additional derivatives netting	(705)	(782)

Adjustment for additional pending settlements netting	(82)	(105)

Adjustment for additional reverse repo netting	(26)	(10)

Total assets (adjusted)	1,199	1,267

Total equity (IFRS)	54.4	54.7

Adjustment for pro-forma fair value gains (losses) on own debt (post-tax) [1]	1.7	4.5

Total equity (adjusted)	56.1	59.2

Leverage Ratio in % (IFRS)	37	40

Leverage Ratio in % (adjusted)	21	21

1	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (0.9) billion and € (2.4) billion at December 31, 2012 and December 31, 2011, respectively.

As of December 31, 2012, on a consolidated basis our adjusted leverage ratio was materially unchanged compared to the prior year-end, and is well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 37 as of December 31, 2012, a slight decrease compared to end of 2011.

Overall Risk Position

Economic Capital

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Overall risk position as measured by economic capital usage

in € m.	Dec 31, 2012	Dec 31, 2011	2012 increase (decrease) from 2011
			in € m.	in %
Credit risk	12,574	12,812	(238)	(2)

Market Risk	13,185	12,003	1,182	10
Trading market risk	4,690	4,724	(34)	(1)
Nontrading market risk	8,495	7,278	1,216	17

Operational risk	5,018	4,846	171	4

Diversification benefit across credit, market and operational risk	(4,435)	(4,264)	(171)	4

Sub-total credit, market and operational risk	26,342	25,397	945	4

Business risk	2,399	980	1,419	145

Total economic capital usage	28,741	26,377	2,364	9

As of December 31, 2012, our economic capital usage totaled € 28.7 billion, which is € 2.4 billion, or 9%, above the € 26.4 billion economic capital usage as of December 31, 2011. The higher overall risk position mainly reflected introduction of the new strategic risk model for business risk and extension of nontrading market risk coverage to banking book credit spread risk.

The economic capital usage as of December 31, 2012 included € 5.3 billion in relation to Postbank, which is € 1.0 billion, or 23 % higher than the € 4.3 billion economic capital usage as of December 31, 2011. The increase was largely driven by the inclusion of credit spread risk exposure of Postbank’s banking book investment portfolio into the coverage of the nontrading economic capital framework, partially offset by reduced economic capital usage for business risk.

Our economic capital usage for credit risk totaled € 12.6 billion as of December 31, 2012. The decrease of € 238 million, or 2%, mainly reflected overall exposure reduction compensated for by the effects from regular recalibrations of credit risk parameters and methodology updates.

Deutsche Bank	01 – Management Report	185
Financial Report 2012	Risk Report

The economic capital usage for market risk increased by € 1.2 billion, or 10%, to € 13.2 billion as of December 31, 2012 and was driven by € 1.2 billion, or 17%, higher nontrading market risk. The increase was primarily due to the extension of nontrading market risk coverage to banking book credit spread risk mentioned above as well as higher economical capital usage for our guaranteed funds portfolio, partially offset by methodology updates in relation to structural foreign exchange risk, higher diversification benefit with trading market risk and lower economic capital usage due to asset sales. Our trading market risk economic capital usage decreased by € 34 million, or 1%. The materially unchanged economic capital usage for trading market risk reflected offsetting effects of methodology refinements and exposure reductions.

The economic capital usage for operational risk increased by € 171 million, or 4%, to € 5.0 billion as of December 31, 2012. The increase is primarily due to higher industry loss experience, the integration of BHF-BANK into our AMA model in the first quarter 2012, as well as a model refinement in the second quarter 2012. The capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

Our business risk economic capital usage, consisting of a strategic risk and a tax risk component, totaled € 2.4 billion as of December 31, 2012, which is € 1.4 billion or 145 % higher than the € 1.0 billion economic capital usage as of December 31, 2011. The increase was driven by a new, significantly improved model to calculate the economic capital for strategic risk, which was implemented in the fourth quarter 2012. The new model replaced our former scenario approach by a full simulation of the Group and business unit earnings and links in more closely with the Group’s strategic planning process.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 171 million, or 4%, as of December 31, 2012, corresponding to the higher risk position considered for diversification.

Relative measure of each risk type as measured by economic capital usage of our business Divisions

in € m.	Dec 31, 2012	Dec 31, 2011
Corporate Banking & Securities	11,788	8,729
Global Transaction Banking	1,434	1,294
Asset & Wealth Management	2,016	1,647
Private & Business Clients	6,720	6,508
Non-Core Operations Unit	5,452	6,806
Consolidation & Adjustments	1,331	1,393

Total economic capital requirement	28,741	26,377

Internal Capital Adequacy Assessment Process

The lnternal Capital Adequacy Assessment Process (“ICAAP”) requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to ensure adequate capitalization on an ongoing and forward looking basis, i.e., internal capital supply to exceed internal capital demand (figures are described in more detail in the section “Internal Capital Adequacy”).

We, at a group level, maintain compliance with the lCAAP as required under Pillar 2 of Basel 2 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to ensure our adequate capitalization on an ongoing and forward looking basis are:

—	A strategic planning process which aligns risk strategy and appetite with commercial objectives;
—	A continuous monitoring process against approved risk and capital targets set;
—	Frequent risk and capital reporting to management; and
—	An economic capital and stress testing framework which also includes specific stress tests to underpin our Recovery monitoring processes.

Deutsche Bank	01 – Management Report	186
Financial Report 2012	Risk Report

More information on risk management organized by major risk category can be found in section “Risk Management Principles – Risk Governance”.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process, we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. During 2011 we revised our capital supply definition for deferred tax assets, fair value adjustments and noncontrolling interests in accordance with regulatory guidance. In the fourth quarter of 2012 shareholders’ equity replaced adjusted active book equity as the starting point for capital supply calculation to make it more transparent. The prior year comparison information has been adjusted accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Dec 31, 2012	Dec 31, 2011
Capital Supply
Shareholders’ Equity	54,003	53,390
Unrealized net gains/losses [1]	220	125
Deferred Tax Assets	(7,718)	(8,737)
Fair Value adjustments for financial assets reclassified to loans [2]	(1,992)	(3,323)
Noncontrolling Interests [3]	–	694
Hybrid Tier 1 capital instruments	12,526	12,734
Tier 2 capital instruments [4]	11,646	12,044

Capital Supply	68,685	66,927

Capital Demand
Economic Capital Requirement	28,741	26,377
Intangibles	14,219	15,802

Capital Demand	42,960	42,179

Internal Capital Adequacy Ratio	160%	159%

[1]	Includes unrealized net gains (losses) on cash flow hedges, net of tax and deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 160 % as of December 31, 2012, compared to 159 % as of December 31, 2011. The increase in capital supply, driven by higher shareholders’ equity and reduced deduction items, outweighed the increase in the observed capital demand and determined the development in favor of the ratio. The shareholders’ equity increase by € 613 million mainly reflected unrealized gains on financial assets available for sale and net income of the year, partially offset by foreign currency translation effects. The decrease in the noncontrolling interest by € 694 million was due to effects from the conclusion of the aforementioned domination and profit and loss transfer agreement with Postbank. The increase in capital demand was driven by higher economic capital requirement, explained in the section “Overall Risk Position”, which was partially offset by the impairments of goodwill and other intangible assets in the fourth quarter 2012.

The above capital adequacy measures apply for the consolidated group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework, further described in the other sections of this report.

Deutsche Bank	01 – Management Report	187
Financial Report 2012	Internal Control over Financial Reporting

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	188
Financial Report 2012	Internal Control over Financial Reporting

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	189
Financial Report 2012	Internal Control over Financial Reporting

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	190
Financial Report 2012	Internal Control over Financial Reporting

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	191
Financial Report 2012	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	192
Financial Report 2012	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	193
Financial Report 2012	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	194
Financial Report 2012	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	195
Financial Report 2012	Compensation Report

Compensation Report

Introduction

The Compensation Report in prior years provided information on the underlying principles and the amount of compensation of only the members of the Management Board of Deutsche Bank AG. For the 2012 financial year, however, in order to promote greater transparency with regards to overall Group compensation, the information and disclosures required under the German regulation on the supervisory requirements for compensation systems of banks (“InstitutsVergV”) have been consolidated into the report.

The full report now comprises the following sections:

—	Group compensation overview and disclosure
—	Management Board report and disclosure
—	Senior Management Group
—	Employees regulated under the InstitutsVergV
—	Compensation System for Supervisory Board Members

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (“HGB”), the German Accounting Standard No. 17 “Reporting on Executive Body Remuneration”, the InstitutsVergV and the recommendations of the German Corporate Governance Code.

Group compensation overview and disclosure

The evolution of compensation practices and culture was placed firmly at the forefront of our commitments during 2012. It is widely perceived that certain aspects of compensation across the financial services industry should be addressed in the context of the current regulatory and macroeconomic environment, including impacts and lessons learned from the 2007 financial crisis. During the Investor Day in September 2012, we committed to taking specific and innovative actions in this regard which we have initiated, and in some instances already delivered, during the intervening period. For the first time we have asked senior professionals from outside the industry to assist us with their expertise and independent view in order to further improve our compensation practices. More information on the Independent Compensation Review Panel (ICRP) and how they have influenced compensation practices can be found in the subsequent sections of the report.

Our compensation governance structure, principles and policies have been the focus of continuous improvement in recent years. Many of these enhancements have been aligned with the introduction and oversight of new specific compensation regulations. In 2012, however, we have consciously taken the decision to step away from and go beyond the existing requirements with the clear intention to lead what is hoped will be a cultural change across the industry. These enhancements are addressed in the following report.

This section focuses on our compensation philosophy, policy and governance structures at a Group level and addresses the Section 7 group disclosure requirements under the InstitutsVergV. Specific information and disclosures with respect to the Management Board and other defined employee populations is included in subsequent sections.

Deutsche Bank	01 – Management Report	196
Financial Report 2012	Compensation Report

Independent Compensation Review Panel

In September 2012 we announced our intention to convene an independent panel comprised of senior, highly regarded professionals with extensive experience from both industry and high public office. The clear intention was to seek an objective view of our existing compensation policies and processes, assess how these compared to industry best practice and formulate core principles and minimum standards for future structures and practices. Furthermore, we sought assistance in defining appropriate levels of transparency and disclosure in relation to compensation.

In October 2012 membership of the panel was announced.

Dr. Jürgen Hambrecht (Chair)	– former CEO of BASF

Michael Dobson	– CEO of Schroders

Morris W. Offit	– Chairman of Offit Capital and Independent Director of AIG

Dr. Michael Otto	– Chairman of the Supervisory Board of Otto Group

Dr. Theo Waigel	– former Federal Minister of Finance for Germany

The panel followed a specific work plan leading up to the end of 2012 and continuing in 2013, working stringently towards their objectives and final recommendations. Preliminary conclusions are evident in the Compensation Report, particularly with regards to increased levels of transparency and disclosure but also the recommendation to adjust slightly the focus of compensation structures for the most senior employees and work towards more competitive levels of compensation deferred. The full recommendations from the panel will be finalised in 2013. Specific references to the panel recommendations are made in the following sections where applicable.

Compensation Philosophy and Principles

Deutsche Bank is a truly global organization operating in all regions across the world. We operate and strongly support a “One Bank” approach in relation to compensation to ensure employees are globally governed under the same principles, policy and procedures. This ensures a fully transparent, balanced and equitable approach to compensation.

The following core remuneration principles which were already introduced in 2010 apply globally and form the backbone of our compensation practices:

—	align compensation to shareholder interests and sustained firm-wide profitability, taking account of risk and the cost of capital;
—	comply with regulatory requirements;
—	maximize employee and firm performance;
—	attract and retain the best talents;
—	calibrate to different divisions and levels of responsibility;
—	have simple and transparent compensation design.

Deutsche Bank	01 – Management Report	197
Financial Report 2012	Compensation Report

The principles are fully aligned with and build on our following core values which underpin and shape the work we do:

—	Performance;
—	Trust;
—	Teamwork;
—	Innovation;
—	Client Focus.

Complete focus on and dedication to clients is an imperative for building on and maintaining our success. Customers must be placed at the centre of our activities and drive all that we seek to achieve. Looking forward in 2013, this key objective will play an even greater role and will form one of the core principles reflected in new performance standards. Our Passion to Perform is driven by dedicated Client Focus and reinforced through delivering excellence and building long-term trusted relationships.

Within this wider context, we strongly believe that defined standards for compensation help to establish a direct relationship between the incentives for performance and the longer-term success of the firm. Compensation should reflect the success of the Bank as a whole but equally also account for the contributions made at a divisional and individual level. Discouragement of excessive risk taking forms an integral part of our compensation policy and this is both accompanied and supported by a management culture which is built on and guided by strong risk management, sound judgment, stable processes and effective controls.

We continually seek to reform and improve our compensation policies, practices and cultural direction through ongoing review processes. Our compensation policy is framed by the specific requirements of our home regulator, the Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”). In particular, the InstitutsVergV which came into effect in 2010 is the primary compensation regulation requirement applicable to us on a Group-wide basis.

We are also subject to specific local regulations in certain jurisdictions and continue to pro-actively engage with regulators to ensure compliance with these to the extent they differ from the InstitutsVergV. A consistent global approach to compensation regulation appears unlikely in the near future, however, we continue to promote the merits of a level playing field across the industry in this respect. Strong, purposeful and targeted regulation is important to underpin sound risk management policies by firms.

Governance Structure

We operate a Global Reward Governance Structure within the German Two Tier Board Structure which oversees all aspects of compensation and compliance with the global regulatory requirements. For the Management Board, the Governance Structure is led solely by the Supervisory Board. The Senior Executive Compensation Committee (“SECC”) oversees compensation related decisions for all other employees in the Group. The SECC is specifically tasked by the Management Board to:

—	develop sustainable compensation principles and prepare recommendations on compensation and bonus levels including allocation to employees;
—	ensure appropriate compensation governance and oversight.

The SECC is co-chaired by Stefan Krause (Chief Financial Officer) and Dr. Stephan Leithner (Chief Executive Officer Europe (except Germany and UK), Human Resources, Legal & Compliance, Government & Regulatory Affairs), both of whom are members of the Management Board, and also includes senior employees from Risk, Finance and Human Resources. No employees aligned to any of our business divisions are members of the SECC in order to ensure its independence.

Deutsche Bank	01 – Management Report	198
Financial Report 2012	Compensation Report

The SECC is supported by two sub-committees, each responsible for specific aspects of our governance requirements.

The Group Compensation Oversight Committee (“GCOC”) reviews divisional compensation frameworks and ensures that the frameworks and practices comply with both our compensation principles and policies and all external regulatory requirements. This compliance includes taking into account sound measurements and metrics on: the financial performance of the Group and the respective divisions, the inherent risk profiles based on the different types of risk (i.e. operational, market, liquidity, reputational, regulatory and credit risk) and adherence to Compliance policies.

The GCOC has made a number of enhancements to the requirements it places upon the divisional compensation committees during 2012. These include the requirement, where applicable, for sub-divisional compensation frameworks in order to further integrate the use of business specific metrics and information into the compensation decision making process. Furthermore, the written documentation requirements required of senior managers to support Variable Compensation decisions have been significantly enhanced.

The Group Compensation Review Committee’s (“GCRC”) main responsibilities include operating an effective framework of compensation components and policies, approving new plans and changes to existing plans and reviewing our current and future liabilities related to compensation plans, in particular with regards to equity or equity-based components.

Deutsche Bank	01 – Management Report	199
Financial Report 2012	Compensation Report

Fundamental Compensation Structure and Components

We operate a Total Compensation philosophy for all staff globally. Total Compensation is made up of fixed (salary and any applicable allowances) and Variable Compensation. Variable Compensation awards are generally discretionary and are determined in accordance with the performance of the employee, their respective division and the Group as a whole.

Variable Compensation is used as a tool to incentivize and reward high performing employees and furthermore, through the deferral of awards, ensure part of the compensation of senior employees is aligned to their own and the Group’s future performance. A Group-wide matrix is operated in order to determine the amount of any Variable Compensation that is deferred.

As an interim recommendation, the Independent Compensation Review Panel indicated that we should focus on deferral of Variable Compensation for our most senior employees and where possible reduce overall deferrals, thus reducing the compensation cost for future years. The deferral threshold was set at € 100,000 from which point 50 % of Variable Compensation was deferred. The overall amount deferred increased as the value of Variable Compensation increased.

As part of the focus on aligning senior employee compensation to future performance, 100 % of any Variable Compensation award above € 1 million was deferred. As a result of this and the overall deferral matrix, the maximum immediate cash payment was limited to € 300,000.

Increasing the deferral threshold to € 100,000 whilst retaining an overall cash cap ensured we achieved our objective of focusing on senior employees. More junior employees were subject to lower deferrals than 2011 whilst our most senior employees were still subject to a cash cap and deferral levels remained high in comparison to the majority of industry peers.

In accordance with the InstitutsVergV 50 % of the non-deferred Variable Compensation for any employees covered by this regulation (in the following referred to as “Regulated Employees”) is required to be awarded in equity and subject to a retention period. On this basis, Regulated Employees with Variable Compensation of € 1 million or above were subject to a minimum effective deferral rate of 85 % and cash payment cap of € 150,000. This deferral rate is considerably higher than the requirements under the Capital Requirements Directive III and the InstitutsVergV. Furthermore, at this time there is no requirement to put a maximum limit on the amount of the non-deferred Variable Compensation. Both measures have been voluntarily implemented by us.

Deferral structures and vehicles

Whilst we operate a global compensation policy, it is important that specific employee populations can be identified, and where necessary steps taken to structure certain aspects of compensation accordingly. The illustration below identifies the four main categories of employees at Deutsche Bank Group who have received a deferred compensation award for 2012. Further detailed information on the Management Board, Senior Management Group and further Regulated Employees is set out in subsequent sections of the report.

Deutsche Bank	01 – Management Report	200
Financial Report 2012	Compensation Report

All employees with a 2012 deferred Variable Compensation award received 50 % of the deferred award in the form of equity and 50 % in deferred cash.

Restricted Equity Awards

The portion of deferred Variable Compensation that is equity-based is granted in the form of a conditional entitlement to the future delivery of shares (a Restricted Equity Award “REA”). REAs are governed by the Deutsche Bank Equity Plan, under which employees are granted the right to receive Deutsche Bank shares after a specified period of time. The value of the REAs is subject to the performance of the Deutsche Bank share price over the pre-defined vesting and (where applicable) retention period and is thus linked to the sustained development of long-term value. Participants in the Deutsche Bank Equity Plan are not entitled to receive actual dividends until the shares are delivered to them.

The vesting period and forfeiture provisions for the REA vary across the different groups of employees in the diagram above. The Management Board and Senior Management Group are subject to a newly introduced four and a half year cliff vesting period followed by a further six-month retention period (during which time the shares cannot be sold). All other Regulated Employees are subject to a three-year pro rata vesting period with a further six-month retention period following the vesting of each tranche. All remaining employees with a deferred award are subject to a three year pro rata vesting period. A 5 % premium award is applicable for all employees (excluding the Senior Management Group and Management Board) to reflect the fact that the award does not attract dividends during the vesting period. A dividend equivalent based on the dividend paid and share price on the dividend payment date applies to the Management Board and Senior Management Group.

Deutsche Bank	01 – Management Report	201
Financial Report 2012	Compensation Report

Restricted Incentive Awards

The non equity based portion of deferred Variable Compensation is granted as deferred cash compensation (Restricted Incentive Award “RIA”). RIAs are granted on the basis of the Deutsche Bank Restricted Incentive Plan. The RIA is subject to a minimum three-year pro-rata vesting period during which time specific forfeiture provisions apply. A 2 % premium award is applicable for all beneficiaries in recognition that the award does not attract interest.

Equity Upfront Awards

As per REAs, Equity Upfront Awards (“EUA”) are granted and governed under the Deutsche Bank Equity Plan. Accordingly, EUAs represent a conditional entitlement to the future delivery of shares. The value of the EUA is subject to the performance of the Deutsche Bank share price over the pre-defined retention period and is thus linked to a sustained development. Participants in the Deutsche Bank Equity Plan are not entitled to receive actual dividends until the shares are delivered to them. As required under the InstitutsVergV, for all Regulated Employees, 50 % of the remaining non-deferred Variable Compensation (after the percentage deferred is calculated) is awarded in the form of EUA and subject to a retention period of six months (three years for Management Board members). A dividend equivalent based on the dividend paid and share price on the dividend payment date applies during the retention period.

A consolidated summary of the vesting periods for each award type across the employee populations identified is set out below. Further detailed information is provided in the specific sections addressing compensation for the Management Board, Regulated Employees and Senior Management Group.

Deutsche Bank	01 – Management Report	202
Financial Report 2012	Compensation Report

Nb 1: The Equity Upfront Awards are subject to a six-month retention period (with the exception of the Management Board for whom a three-year retention period applies). The shares are released after this period. Nb 2: The full number of Restricted Equity Awards granted to the members of the Management Board and the Senior Management Group is delivered after five years. This comprises a four and a half year vesting period and a six-month retention period. For further Regulated Employees a six-month retention period applies following the vesting of each tranche after which the shares are released.

Compensation and Risk Management

We are acutely aware of the importance of ensuring Variable Compensation pools are subject to appropriate risk adjustment measures.

Deutsche Bank	01 – Management Report	203
Financial Report 2012	Compensation Report

Ex-ante risk adjustment measures

To achieve appropriate ex-ante risk adjustments, we use an Economic Capital Model developed within the Risk function which is our primary method of calculating the degree of future potential risk to which we may be exposed.

The model measures the amount of capital the Group would need in order to absorb very severe unexpected losses arising from the Group’s exposures. “Very severe” in this context means that economic capital is set at a level to cover, with a probability of 99.98%, the aggregated unexpected losses within one year.

Ex-ante risk adjustment is initially employed at the Group level and is designed to reflect our risk exposure at the time of Variable Compensation allocation. Risk is considered by reviewing risk-adjusted profit and loss prior to distributing divisional Variable Compensation pools. As the risk profile of the organization increases, the economic capital charge also increases, thereby driving down Group-wide economic profitability and, by extension, the amount of Variable Compensation awarded. After adjusting Net Income before Bonus and Income Taxes for economic capital at the Group-wide level, we determine risk adjusted bonus eligible Net Income before Bonus and Income Taxes as a basis for allocating Variable Compensation pools. Therefore, adjustments made at the Group-wide level are reflected in allocations made at all levels of the organization.

As a general rule, we capture all material risks within the four prime risk types of our economic capital framework (Credit, Market, Operational, and Business Risk). Other risks are mapped into the appropriate overarching risk type. Specific examples of risks captured within each of the sub-risk types are as follows:

Credit Risk

—	counterparty risk, transfer risk, settlement risk;

Market Risk

—	trading default risk, trading market risk, nontrading market risk;

Operational Risk

—	legal risk, IT risk, staff risk, business continuity risk, vendor risk, transaction processing risk, financial reporting/recording risk, fiduciary service risk, real estate risk, security risk;

Business Risk

—	strategic risk, tax risk.

Ex-post risk adjustment measures

Clawback provisions, pursuant to which we are entitled to forfeit compensation components previously awarded, represent a crucial aspect our governance process and act as a mechanism for ensuring that a substantial portion of Variable Compensation for senior employees remains subject to both future performance and conduct. We have utilized clawback provisions for a number of years and have once again enhanced the depth of the measures attached to 2012 deferred Variable Compensation awards.

The clawback provisions below have been applied to 2012 deferred Variable Compensation awards. The following table outlines which of the provisions apply to the specific employee populations. Where necessary, further information on the application of the clawbacks is provided in the sections addressing the Management Board, Regulated Employees and Senior Management Group.

—	Group clawback
This clawback utilises positive Group Net Income Before Income Taxes as a performance condition for vesting in the full value of the REA and RIA granted for 2012. The performance condition is met only if Group Net Income Before Income Taxes is zero or greater. If Group Net Income Before Income Taxes is negative for any year during the vesting period, the performance condition will not be met and 100 % of the REA and RIA tranches due to vest in respect of that year will be forfeited. For the Management Board and

Deutsche Bank	01 – Management Report	204
Financial Report 2012	Compensation Report

Senior Management Group subject to the five year REA cliff vesting, if for any year during the vesting period the Group Net Income before Taxes is negative, 20 % of the award will be forfeited in respect of that year.

—	Divisional clawback
This clawback utilises positive divisional Net Income before Income Taxes as a performance condition for vesting in the full value of the REA and RIA granted for 2012. The performance condition is met for individual employees only if their respective divisional Net Income before Income Taxes is not negative. If Net Income before Income Taxes is negative for any division during any year of the vesting period, the performance condition will not be met and 100 % of the REA and RIA tranches due to vest in respect of that year will be forfeited by all employees in the applicable division. For the Senior Management Group subject to the five-year REA cliff vesting, if for any year during the vesting period the divisional Net Income before Income Taxes is negative, 20 % of the award will be forfeited in respect of that year. The divisional clawback measure does not apply to the Management Board or employees working in Regional Management or Infrastructure divisions.

—	Performance Forfeiture clawback
This clawback puts an employee’s RIA and REA at risk into the future and allows us to determine whether adjustments may be necessary based on actual outcomes. Up to 100 % of an employee’s unvested awards can be clawed back in the event that we discover that the original award value was inappropriate because a performance measure is later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to the employee has a significant adverse effect on any Group entity, any Corporate Division or the Group. This clawback has been applied for the first time to REAs granted in respect of 2012 and represents an important governance enhancement.

—	Policy/Regulatory Breach clawback
All of our long-term compensation plans contain a behavioral clawback, which includes provisions providing for the forfeiture of all unvested and unpaid compensation if an employee is terminated for misconduct, including but not limited to, dishonesty, fraud, misrepresentation or breach of trust. An award may be clawed back for an internal policy or procedure breach or breach of any applicable laws or regulations imposed other than by us. Specific tranches of an award may also be forfeited where it is determined that a policy breach has occurred, however the disciplinary sanctions fall short of termination for Cause.

Application of clawbacks to different employee populations

	Group clawback	Divisional clawback	Performance Forfeiture clawback	Policy/Regulatory Breach clawback

Management Board	✓		✓	✓

Senior Management Group	✓	✓[1]	✓	✓

further Regulated Employees	✓	✓[1]	✓	✓

non-regulated employees with a deferred award			✓	✓

[1]	Only applies for employees working in front office business divisions.

In addition to these specific clawbacks, a number of other provisions are included in the relevant plan rules which facilitate the forfeiture of deferred awards for all employees. These include (but are not limited to):

—	voluntary termination of employment;
—	termination for Cause;
—	solicitation of customers, clients or Deutsche Bank Group employees;
—	disclosure or usage of proprietary information;
—	provision of similar, related or competitive services to other financial services companies following retirement, career retirement or public service retirement.

Deutsche Bank	01 – Management Report	205
Financial Report 2012	Compensation Report

Hedging

All employees with deferred awards are not permitted to limit or cancel out the risk in connection with their compensation through hedging or other countermeasures. Any such action is deemed a breach of policy and will result in the full forfeiture of awards.

Compensation Disclosure pursuant to Section 7 InstitutsVergV

2012 Variable Compensation awards (which exclude charges for prior year deferrals but include current year awards vesting in the future) were € 3.166 billion in total. With regards to the underlying award structures we refer to the detailed descriptions provided in this report. The Group-wide deferral ratio was 47 % compared to 61 % in 2011.

						2012	2011

in € m. (unless stated otherwise)[1]	CB&S	GTB	AWM	PBC	NCOU	Group Total	Group Total

Total Compensation	4,890	936	1,424	2,685	255	10,191	10,455

thereof:
Fixed Compensation	2,698	697	1,013	2,424	194	7,025	6,895
Variable Compensation	2,192	240	411	262	61	3,166	3,560

# of employees	28,659	10,022	11,562	45,493	2,483	98,219	100,996

[1]	Comprises the number of employees as well as the discretionary part of the Variable Compensation of Postbank.

All figures in the above table include the allocation of Infrastructure related compensation or number of employees according to our established cost allocation key.

Deutsche Bank	01 – Management Report	206
Financial Report 2012	Compensation Report

Amortisation of deferred variable compensation awards

As of December 31, 2012, including awards granted in early February 2013, unamortized deferred variable compensation costs amount to approximately € 2.8 billion.

	Actual P&L charge[1]			Projected P&L charge[2]
in € m.	2010	2011	2012	2013	2014	2015	2016	2017	2018	total 2013–2018
Cash awards granted before January 1, 2013	705	945	1,092	415	171	47	0	–	–	633
Share-based awards granted before January 1, 2013	1,057	1,164	1,045	429	150	20	1	–	–	600
Cash awards granted in early 2013	–	–	–	321	231	106	26	–	–	684
Share-based awards granted in early 2013	–	–	–	473	232	112	36	12	1	866

Total	1,762	2,109	2,137	1,638[3]	784	285	63	12	1	2,783

[1]	Includes severance and restructuring expense covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment.
[2]	Excludes future grants and forfeitures.
[3]	Thereof € 893 million in the first half of 2013.

Management Board Report and Disclosure

Principles of the Compensation System for Management Board Members

In May 2012 the compensation system was presented and approved by a majority vote of 94 % at the Annual General Meeting on the basis of the Compensation Report applicable at the time. However, as part of their mandate the ICRP is also reviewing the current compensation system with the endorsement of the Supervisory Board.

Deutsche Bank	01 – Management Report	207
Financial Report 2012	Compensation Report

Responsibility

The Supervisory Board is responsible for determining the individual amounts of compensation for the Management Board members. The Chairman’s Committee supports the Supervisory Board in the process. It advises the Supervisory Board on all issues in connection with the compensation of the members of the Management Board and prepares all of the resolutions on the compensation system and on the determination of the individual compensation of each Management Board members.

The Chairman’s Committee of the Supervisory Board comprises a total of four members, of which two are representatives of the Group´s employees. The Chairman’s Committee held regular meetings in 2012 and continues to do so in 2013. Most recently it prepared the decision on how the amount of the Variable Compensation for the members of the Management Board for the financial year 2012 is to be assessed.

Principles

The compensation structure for the members of the Management Board takes into account all of the applicable statutory and regulatory requirements. As divergent requirements have been established around the world, numerous aspects must be considered, and therefore the requirements placed on such a system are increasingly extensive and complex.

When designing the structure of the compensation system, determining compensation amounts and structuring its delivery, the focus is set on ensuring a close link between the interests of both the Management Board members and shareholders. This is achieved through the utilization of specific key financial figures which have a connection to the performance of the Deutsche Bank share price and granting compensation elements that are equity-based. The equity-based compensation components are directly linked to the performance of the Deutsche Bank share price and only become eligible for payment over a period of several years. Our performance compared with other companies in the market is a further important criterion for the structuring and determination of compensation.

Furthermore, the compensation system is aligned with performance and success targets. Particular emphasis is attached to our long-term focus, as well as appropriateness and sustainability measures. The compensation system is structured to ensure members of the Management Board are motivated to avoid unreasonably high risks, to achieve the objectives set out in our strategies and to continuously work towards the positive development of the Group.

Compensation for the Management Board members is determined on the basis of several criteria. These include our overall results as well as the relative performance of the Deutsche Bank share price in comparison to selected peer institutions. Within the framework, the Supervisory Board specifically takes into account risk aspects and contributions to our success by the respective organizational unit as well as by the individual Management Board members themselves. Both financial and non-financial parameters are considered when assessing performance. This procedure also fulfils regulatory requirements by going beyond a purely formula-based assessment. Most of the Variable Compensation components are determined on the basis of a multi-year assessment in order to avoid limiting the assessment of business performance to a single year only.

The Supervisory Board regularly reviews the compensation framework for Management Board members with due consideration to market trends and changing legal and regulatory requirements. If the Supervisory Board considers a change to be required, it will adjust the framework accordingly. In the context of this review and the determination of the Variable Compensation, the Supervisory Board uses the expertise of independent external compensation and, if necessary, legal consultants.

Compensation Structure

The compensation structure approved by the Supervisory Board for the individual Management Board members is reflected in their contractual agreements. The compensation is divided into both non-performance-related and performance-related components.

Deutsche Bank	01 – Management Report	208
Financial Report 2012	Compensation Report

Non-Performance-Related Components

The non-performance-related components primarily comprise the base salary, which is paid in twelve equal monthly payments. In 2012, the annual base salary of the ordinary Management Board members remained unchanged to the previous year. The last adjustment to the base salaries of the two Co-Chairmen took effect as of June 1, 2012. The annual amounts are as follows:

in €	January–May	June–December

Base salary

Chairman1/Co-Chairmen	1,650,000	2,300,000

Ordinary Board Members	1,150,000	1,150,000

[1]	Refers to Dr. Ackermann until May 2012.

Additional non-performance-related components include other benefits, which comprise the monetary value of non-cash benefits such as company cars and driver, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

Variable Compensation is performance-related. It consists of two components; a bonus and a Long-Term Performance Award. Effective from June 2012 and in line with the appointment of Mr. Jain as Co-Chairman of the Management Board, his entitlement to receive the Division Incentive compensation component related to his responsibility for the CB&S was removed.

Bonus

The total bonus is determined on the basis of two components (bonus components 1 and 2). Their levels depend on the development of the return on equity (based on income before income tax), which is a key factor influencing the share price performance. The first component of the bonus is determined through a comparison of the planned and actually achieved return on equity. The second component of the bonus is based on the actually achieved return on equity. The two components are each assessed over a two-year period: the year for which the bonus is determined and the preceding year. This ensures that the assessment is based not just on a short-term development of the return on equity.

The total bonus to be granted is calculated on the basis of a total target figure. In connection with the new composition of the Management Board effective from June 1, 2012 the total target figures were amended. The individual annual total target figures for an ordinary Management Board member and for the Management Board Chairman/Co-Chairmen in 2012 are as follows:

in €	January–May	June–December

Bonus Target (total)

Chairman/Co-Chairmen	4,000,000	2,300,000

Ordinary Board Members	1,150,000	1,150,000

The total target figure is divided in half into the two components specified above (target figures 1 and 2). The target figures 1 and 2 are each multiplied with an annually calculated factor (factors 1 and 2) to calculate the respective bonus components 1 and 2.

The calculated total bonus is determined as follows.

The level of factor 1, which is used for calculating bonus component 1, is determined on the basis of the actually achieved return on equity of a given year as a ratio of the plan figure defined for that year. The ratio resulting

Deutsche Bank	01 – Management Report	209
Financial Report 2012	Compensation Report

from this is the level of achievement, which is calculated as described above for two consecutive years. If the actually achieved return on equity is negative for a given year, the level of achievement is set to zero. Factor 1 is the average of the levels of achievement calculated for the two years. The average of the levels of achievement for the two years being assessed must come to at least 50%. If it falls below this minimum level, the factor is set to zero and bonus component 1 is not granted. Bonus component 1 is linked to the level of factor 1, resulting in a corresponding linear increase or decrease starting from the target figure. There is an upper limit that is set at 150 % of the target figure.

Factor 2 is determined on the basis of the actually achieved return on equity over a two-year period. The initial basis is an annual return on equity of 18%. If this figure is achieved, it is linked to a multiplier of 1.0. For each percentage point of deviation, upwards or downwards, the multiplier is increased or reduced in steps of 0.05; in the process, intermediate values are calculated as well. The multiplier can amount to a maximum of 1.5, which corresponds to a return on equity of 28 % or more. In contrast, if the return on equity falls below a minimum level of 4%, the multiplier is zero. To determine factor 2, the average is formed from the multipliers of the two assessment years and has to amount to a minimum of 0.5.

The two bonus components are added together, resulting in a total bonus. If, for example, the factors for the two bonus components are 1.0 each, the total bonus amounts to the respective total target figure. The calculated total bonus is capped at 1.5 times the total target figure. If defined minimum levels are not reached for both of the bonus components, as described above, no bonus is paid.

The Supervisory Board carries out an additional assessment that can result in an increase or reduction of the calculated total bonus amount. The objective is to adequately take additional quantitative and qualitative factors into account, for example, revenue contributions, the individual contributions to performance, or risk-related factors in light of regulatory requirements. Until May 31, 2012, the exercised discretion was limited to an increase or reduction by up to 50 % of the calculated total bonus amount for all Management Board members. With effect from June 1, 2012, the Supervisory Board revised the rules governing discretion allowing them to sanction an increase or reduction of up to 50 % of the calculated total bonus amount for an ordinary Management Board member and an increase of up to 150 % or reduction of up to 100 % for the Management Board Co-Chairmen. As a result, under the most favorable conditions effective from June 1, 2012, the total bonus can amount to a maximum of 2.25 times the total target figure for an ordinary Management Board member and of 3.75 for the Management Board Co-Chairmen.

The following chart shows the level of factor 1 depending on the level of achievement calculated according to the method described above and the respective target level achievement in 2012 and 2011.

Deutsche Bank	01 – Management Report	210
Financial Report 2012	Compensation Report

The following chart shows the level of the multiplier depending on the actually achieved return on equity for a given year and the respective target level achievement in 2012 and 2011.

For compensation purposes the Supervisory Board decided to adjust the 2012 return on equity (RoE) by excluding significant goodwill and intangible impairment charges that were incurred in that year. However, as a result the calculated factors for both bonus components were below the relevant threshold of 0.5 each; accordingly no bonus was to be granted for the 2012 financial year. In this respect there was also no basis for any discretion to be exercised by the Supervisory Board.

Factor 1 for bonus component 1 and factor 2 for bonus component 2 were determined as follows:

Long-Term Performance Award

The level of the Long-Term Performance Award (LTPA) is tied to the total shareholder return of Deutsche Bank in relation to the average total shareholder returns of a select group of six comparable leading banks (calculated in Euro). The result thereof is the Relative Total Shareholder Return (RTSR). The LTPA is calculated from the average of the annual RTSR for the last three financial years (reporting year and the two preceding years). The criteria used to select the peer group are generally comparable business activities, size and international presence.

The six leading banks are:

—	Banco Santander and BNP Paribas (both from the eurozone),
—	Barclays and Credit Suisse (both from Europe outside the eurozone), as well as
—	JPMorgan Chase and Goldman Sachs (both from the US).

Deutsche Bank	01 – Management Report	211
Financial Report 2012	Compensation Report

The LTPA for the Management Board members is determined on the basis of a pre-defined target figure multiplied by a percentage based on the achieved RTSR. The annual target figures for a Management Board member and for the Management Board Chairman/Co-Chairmen are as follows:

in €	January–May	June–December
LTPA Target (total)

Chairman/Co-Chairmen	4,800,000	4,350,000

Ordinary Board Members	2,175,000	2,175,000

Like the bonus, the LTPA also has an upper limit (cap). If the three-year average of the RTSR is greater than 100%, then the value of the LTPA increases proportionately to an upper limit of 125 % of the target figure. If the three-year average of the RTSR is lower than 100%, however, the value declines disproportionately, as follows. If the RTSR is calculated to be between 90 % and 100%, the value is reduced for each lower percentage point by three percentage points. The value is reduced by another two percentage points for each lower percentage point between 70 % and 90%; and by another three percentage points for each percentage point under 70%. If the three-year average does not exceed 60%, no LTPA is granted.

This relation can be seen in the following chart.

The Relative Total Shareholder Return as the basis for the calculation of the LTPA in the year 2012 was about 86% (2011: 111%, 2010: 93%). Thus, the average of the last three years (2010 until 2012) was about 96%. Accordingly, the 2012 RTSR of rounded 96 % leads to a percentage factor of 88%.

Division Incentive

For the business year 2012 Mr. Jain waived his contractual entitlement to payment of the Division Incentive which was approved by the Supervisory Board.

Long-Term Incentive/Sustainability

The total amount of the bonus and LTPA is granted primarily on a deferred basis and spread out over several years. This ensures a long-term incentive effect over a multi-year period.

According to the requirements of the InstitutsVergV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion comprises equity-based compensation components, while the remaining portion is granted as deferred cash compensation. Both compensation components are deferred over a multi-year period and subsequently followed by retention periods for the equity-based compensation components. During the period until payment or delivery, the compensation portions

Deutsche Bank	01 – Management Report	212
Financial Report 2012	Compensation Report

awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation is granted on a non-deferred basis. However, at least half of this consists of equity-based compensation components and only the remaining portion is paid out directly in cash. Of the entire Variable Compensation, no more than a maximum of 20 % is paid out in cash immediately, while at least 80 % is paid or delivered at a later date.

The following chart shows the required structure of the Variable Compensation components according to the InstitutsVergV.

Restricted Equity Awards

At least 50 % of the deferred Variable Compensation is comprised of an REA.

The 2012 REA vest in one tranche (cliff vest) approximately four and a half years after grant and are immediately subject to an additional retention period of six months. Accordingly, Management Board members are first permitted to dispose of the equities after approximately five years. Introducing a cliff rather than pro rata vesting schedule ensures the full award for each employee is subject to potential forfeiture throughout the entire vesting period rather than the potential forfeitable amount reducing after each annual tranche vesting.

The 2011 REA vest in four equal tranches. The first tranche vests approximately one and a half years after the granting of the awards in February 2012. The remaining tranches each subsequently vest in regular intervals of one additional year. After the individual tranches vest, they are subject to an additional retention period. The additional retention period of the first tranche is three years, two years for the second tranche, and one year for the third and fourth tranches.

Restricted Incentive Awards

The RIA comprise a maximum 50 % of the deferred Variable Compensation and vest in four equal tranches. The first tranche vests approximately one and a half years after it is granted and the remaining tranches each subsequently vest in intervals of one year. Payment takes place upon vesting. The deferred cash compensation is thus stretched out over a period of approximately four and a half years.

Deutsche Bank	01 – Management Report	213
Financial Report 2012	Compensation Report

Upfront Awards

The Upfront Awards amount to a maximum of 40 % of the total Variable Compensation. However, no more than half of this is paid out in cash immediately (Upfront Cash). The remaining portion is granted as equity-based compensation in the form of an EUA and subject to a retention period of three years. Only after this retention period has ended may the awards be sold.

The following chart shows the payment date for the immediate cash compensation and the time period for the payment or the delivery of the other Variable Compensation components in the five consecutive years following the grant year.

As RIA do not bear interest prior to payment, a one-time premium is added upon grant (2012: 2%, 2011: 5%).

Equity-based awards (EUA and REA) granted for the financial year 2011 do not bear any entitlement to dividends until their delivery, so a one-time premium of 5 % was added upon grant.

In respect of the equity-based awards (EUA and REA) granted for the financial year 2012, the award premium has been replaced with a dividend equivalent to further align the Management Board’s interests to those of shareholders. The dividend equivalent is determined according to the following formula.

Deutsche Bank	01 – Management Report	214
Financial Report 2012	Compensation Report

Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or to an extraordinary termination, and, with regard to Restricted Equity Awards and Restricted Incentive Awards, also due to a negative Group result or to individual negative contributions to results. The forfeiture conditions are an essential aspect of the awards and ensure they are aligned with the long-term performance of both the Group and the individuals.

Limitations in the event of exceptional developments

In the event of exceptional developments (for example, the sale of large investments), the total compensation for each Management Board member is limited to a maximum amount. A payment of Variable Compensation elements will not take place if the payment of Variable Compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

Management Board Compensation

Base Salary

In 2012, the annual base salary of an ordinary Management Board member was € 1,150,000. The annual base salary of the Management Board Chairman was € 1,650,000 until May 31, 2012. The annual base salary of the Management Board Co-Chairmen was € 2,300,000 each from June 1, 2012.

Variable Compensation

The Supervisory Board, based on the proposal of the Chairman’s Committee, determined the Variable Compensation for the members of the Management Board for the 2012 financial year. The amounts of the bonuses and LTPAs were determined for all Management Board members on the basis of the existing compensation system.

Compensation (collectively and individually)

In accordance with the provisions of German Accounting Standard No. 17, the members of the Management Board collectively received in the 2012 financial year compensation for their service on the Management Board totaling € 23,681,498 (2011: € 27,323,672). Thereof, € 9,599,999 (2011: € 8,550,000) was for base salaries, € 1,402,936 (2011: € 879,591) for other benefits, € 11,396,439 (2011: € 17,194,081) for performance-related components with long-term incentives and € 1,282,124 (2011: € 700,000) for performance-related components without long-term incentives.

According to the German Accounting Standard No. 17, the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2012 and 2011.

Deutsche Bank	01 – Management Report	215
Financial Report 2012	Compensation Report

Members of the Management Board		Non- performance- related components		Performance-related components
			without long-term incentives	with long-term incentives
				cash-based	share-based
in €		Base salary	immediately paid out	Restricted Incentive Award(s) paid	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)	Total
Dr. Josef Ackermann[1]	2012	687,500	150,000	699,347	150,000	730,000	2,416,847
	2011	1,650,000	100,000	693,139	105,000	3,750,075	6,298,214

Dr. Hugo Bänziger[1]	2012	479,167	134,812	97,572	134,812	263,938	1,110,301
	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590

Jürgen Fitschen	2012	1,820,833	150,000	273,122	150,000	1,365,250	3,759,205
	2011	1,150,000	100,000	72,530	105,000	1,424,884	2,852,414

Anshuman Jain	2012	1,820,833	150,000	1,342,968	150,000	1,365,250	4,829,051
	2011	1,150,000	100,000	248,885	105,000	4,207,384	5,811,269

Stefan Krause	2012	1,150,000	150,000	309,829	150,000	807,000	2,566,829
	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590

Hermann-Josef Lamberti[1]	2012	479,167	134,812	97,572	134,812	263,938	1,110,301
	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590

Dr. Stephan Leithner[2]	2012	670,833	87,500	–	87,500	470,750	1,316,583

Stuart Lewis[2]	2012	670,833	87,500	–	87,500	470,750	1,316,583

Rainer Neske	2012	1,150,000	150,000	279,279	150,000	807,000	2,536,279
	2011	1,150,000	100,000	72,530	105,000	1,424,884	2,852,414

Henry Ritchotte[2]	2012	670,833	87,500	–	87,500	470,750	1,316,583

Total	2012	9,599,999	1,282,124	3,099,689	1,282,124	7,014,626	22,278,562

Total	2011	8,550,000	700,000	1,377,202	735,000	15,081,879	26,444,081

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

The following should be noted with regard to the Restricted Incentive Awards in the presentation of the compensation amounts.

In accordance with German Accounting Standard 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e. in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. This means that the total compensation amounts presented only include the second tranche of the Restricted Incentive Awards (including an adjustment linked to our return on equity) granted in 2010 for the financial year 2009 totaling € 1,389,536 and the first tranche of the Restricted Incentive Awards granted in 2011 for the financial year 2010 totaling € 1,710,153. With respect to the previous year this means that the total compensation amounts presented above only include the first tranche of the Restricted Incentive Awards (including an adjustment linked to our return on equity) granted in 2010 for the financial year 2009 totaling € 1,377,202.

Deutsche Bank	01 – Management Report	216
Financial Report 2012	Compensation Report

The following table provides details on the Restricted Incentive Awards, i.e. the cash-based awards, on an individualized basis awarded to the members in active service on the Management Board in 2012. The information shown presents the amounts paid in the financial year as well as the amounts originally granted along with the respective financial year the amounts were awarded for.

Members of the Management Board
Amounts in €	Year[1]	Allocation over periods/ tranches[2]	Amount awarded	Amount paid out in 2012[3]	Amount paid out in 2011[3]
Dr. Josef Ackermann[4]	2012	2014 to 2017 / 4	744,600	–	–
	2011	2013 to 2016 / 4	3,750,075	–	–
	2010	2012 to 2015 / 4	2,534,089	–	–
	2009	2011 to 2013 / 3	1,925,000	699,347	693,139

Dr. Hugo Bänziger[4]	2012	2014 to 2017 / 4	269,217	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	824,399	–	–
	2009	2011 to 2013 / 3	268,575	97,572	96,706

Jürgen Fitschen	2012	2014 to 2017 / 4	1,392,555	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	799,770	199,943	–
	2009	2011 to 2013 / 3	201,431	73,179	72,530

Anshuman Jain	2012	2014 to 2017 / 4	1,392,555	–	–
	2011	2013 to 2016 / 4	4,207,383	–	–
	2010	2012 to 2015 / 4	4,367,413	1,091,853	–
	2009	2011 to 2013 / 3	691,210	251,115	248,885

Stefan Krause	2012	2014 to 2017 / 4	823,140	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	849,029	212,257	–
	2009	2011 to 2013 / 3	268,575	97,572	96,706

Hermann-Josef Lamberti[4]	2012	2014 to 2017 / 4	269,217	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	799,770	–	–
	2009	2011 to 2013 / 3	268,575	97,572	96,706

Dr. Stephan Leithner[5]	2012	2014 to 2017 / 4	480,165	–	–

Stuart Lewis[5]	2012	2014 to 2017 / 4	480,165	–	–

Rainer Neske	2012	2014 to 2017 / 4	823,140	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	824,399	206,100	–
	2009	2011 to 2013 / 3	201,431	73,179	72,530

Henry Ritchotte[5]	2012	2014 to 2017 / 4	480,165	–	–

Total	2012	2014 to 2017 / 4	7,154,919	–	–
	2011	2013 to 2016 / 4	15,081,873	–	–
	2010	2012 to 2015 / 4	10,998,869	1,710,153	–
	2009	2011 to 2013 / 3	3,824,797	1,389,536	1,377,202

[1]	Financial year the award was originally issued for (in regard to the service on the Management Board).
[2]	Number of equal tranches.
[3]

The Restricted Incentive Awards awarded for the 2009 financial year contain a variable component (RoE-linked adjustment) so that the disbursal, i.e. the amount paid out, in the context of the first two tranches differs from the amount originally awarded.

[4]	Member of the Management Board until May 31, 2012.
[5]	Member of the Management Board from June 1, 2012.

To add full transparency on the total awards granted to the Management Board members for the 2012 financial year the table below shows – in a deviation from the disclosure according to the German Accounting Standard No. 17 presented above – the compensation components determined by the Supervisory Board for the service of the Management Board members for the years 2012 and 2011.

Deutsche Bank	01 – Management Report	217
Financial Report 2012	Compensation Report

Members of the Management Board		Non- performance- related components		Performance-related components
			without long-term incentives	with long-term incentives
				cash-based	share-based
in €		Base salary	immediately paid out	Restricted Incentive Award(s) granted	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)	Total
Dr. Josef Ackermann[1]	2012	687,500	150,000	744,600	150,000	730,000	2,462,100
	2011	1,650,000	100,000	3,750,075	105,000	3,750,075	9,355,150

Dr. Hugo Bänziger[1]	2012	479,167	134,812	269,217	134,812	263,938	1,281,946
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767

Jürgen Fitschen	2012	1,820,833	150,000	1,392,555	150,000	1,365,250	4,878,638
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767

Anshuman Jain	2012	1,820,833	150,000	1,392,555	150,000	1,365,250	4,878,638
	2011	1,150,000	100,000	4,207,383	105,000	4,207,384	9,769,767

Stefan Krause	2012	1,150,000	150,000	823,140	150,000	807,000	3,080,140
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767

Hermann-Josef Lamberti[1]	2012	479,167	134,812	269,217	134,812	263,938	1,281,946
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767

Dr. Stephan Leithner[2]	2012	670,833	87,500	480,165	87,500	470,750	1,796,748

Stuart Lewis[2]	2012	670,833	87,500	480,165	87,500	470,750	1,796,748

Rainer Neske	2012	1,150,000	150,000	823,140	150,000	807,000	3,080,140
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767

Henry Ritchotte[2]	2012	670,833	87,500	480,165	87,500	470,750	1,796,748

Total	2012	9,599,999	1,282,124	7,154,919	1,282,124	7,014,626	26,333,792

Total	2011	8,550,000	700,000	15,081,873	735,000	15,081,879	40,148,752

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

The number of share awards in the form of Equity Upfront Awards (EUA) and Restricted Equity Awards (REA) granted in 2013 for the year 2012 to each member of the Management Board was determined by dividing the respective euro amounts by € 38.525, the XETRA closing price of a Deutsche Bank share on February 1, 2013 (prior year: € 34.04 on February 1, 2012).

As a result, the number of share awards granted was as follows (rounded).

Members of the Management Board
Units	Year	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)
Dr. Josef Ackermann[1]	2012	3,893	18,948
	2011	3,084	110,166

Dr. Hugo Bänziger[1]	2012	3,499	6,851
	2011	3,084	41,859

Jürgen Fitschen	2012	3,893	35,438
	2011	3,084	41,859

Anshuman Jain	2012	3,893	35,438
	2011	3,084	123,601

Stefan Krause	2012	3,893	20,947
	2011	3,084	41,859

Hermann-Josef Lamberti[1]	2012	3,499	6,851
	2011	3,084	41,859

Dr. Stephan Leithner[2]	2012	2,271	12,219

Stuart Lewis[2]	2012	2,271	12,219

Rainer Neske	2012	3,893	20,947
	2011	3,084	41,859

Henry Ritchotte[2]	2012	2,271	12,219

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

Deutsche Bank	01 – Management Report	218
Financial Report 2012	Compensation Report

The following table shows the non-performance-related other benefits for the 2012 and 2011 financial years.

Members of the Management Board	Other benefits
in €	2012	2011
Dr. Josef Ackermann[1]	88,372	176,256
Dr. Hugo Bänziger[1]	36,959	50,535
Jürgen Fitschen	240,044	151,700
Anshuman Jain	614,588	63,214
Stefan Krause	102,301	228,878
Hermann-Josef Lamberti[1]	42,664	103,485
Dr. Stephan Leithner[2]	72,601	–
Stuart Lewis[2]	71,187	–
Rainer Neske	127,543	105,523
Henry Ritchotte[2]	6,677	–

Total	1,402,936	879,591

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

Management Board members do not receive any compensation for mandates on boards of our subsidiaries.

Pension and transitional benefits

The Supervisory Board generally allocates an entitlement to the Management Board members to pension plan benefits. These entitlements involve a defined contribution pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and total bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 onwards, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. Under defined conditions the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the beginning.

Dr. Ackermann, Dr. Bänziger and Mr. Lamberti are entitled to transition payments of 100 % of the sum of salary and total bonus (last total target figure) pro rata temporis for a period of six months after leaving office. Subsequently, Dr. Ackermann is entitled to a further transition payment of 75 % of the sum of salary and total bonus (last total target figure) for a period of 12 months. Based on the above entitlements, the transition payments made in 2012 were € 928,125 for Dr. Ackermann and € 575,000 each for Dr. Bänziger and Mr. Lamberti. Further amounts are due in 2013 and also for Dr. Ackermann in 2014.

Based on former contractual commitments Dr. Ackermann and Mr. Lamberti are entitled to a monthly pension payment of € 29,400 each after the end of the respective transition payment period.

Deutsche Bank	01 – Management Report	219
Financial Report 2012	Compensation Report

The following table shows the annual service costs for pension benefits and transition payments for the years 2012 and 2011 and the corresponding defined benefit obligations each as of December 31, 2012 and December 31, 2011 for the individual members of the Management Board. The different sizes of the balances are due to the different lengths of service on the Management Board, the respective age-related factors, the different contribution rates as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board
in €		Service cost for pension benefits and transition payments, in the year	Present value of the defined benefit obligation for pension benefits and transition payments, end of year
Dr. Josef Ackermann[1]	2012	405,581	–[2]
	2011	876,760	18,753,007

Dr. Hugo Bänziger[1]	2012	303,183	–[2]
	2011	508,011	2,786,879

Jürgen Fitschen	2012	327,364	1,093,915
	2011	222,585	565,984

Anshuman Jain	2012	412,524	412,524

Stefan Krause	2012	550,439	2,564,927
	2011	470,827	1,345,800

Hermann-Josef Lamberti[1]	2012	180,193	–[2]
	2011	486,920	12,463,973

Dr. Stephan Leithner[3]	2012	210,469	210,469

Stuart Lewis[3]	2012	209,385	209,385

Rainer Neske	2012	560,153	2,179,771
	2011	462,655	1,066,022

Henry Ritchotte[3]	2012	206,692	206,692

[1]	Member of the Management Board until May 31, 2012.
[2]	The respective obligations are part of the provisions for pension obligations to former members of the Management Board.
[3]	Member of the Management Board from June 1, 2012.

In connection with their exit from the Group Dr. Bänziger and Mr. Lamberti received a special contribution into their individual pension account. The amount of this contribution was € 688,422 for Dr. Bänziger and € 560,112 for Mr. Lamberti.

Other benefits upon premature termination

The Management Board members are in principle entitled to receive a severance payment upon a premature termination of their appointment at the bank’s initiative, provided the bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

If a Management Board member leaves office in connection with a change of control, they are also, under certain conditions, entitled in principle to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based again on the annual compensation for the previous financial year.

The severance payment mentioned above is determined by the Supervisory Board subject to its sole discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

In connection with their exit from the Group Dr. Bänziger and Mr. Lamberti received a severance payment based on a severance agreement concluded. The severance payment is € 7,756,000 for Dr. Bänziger and € 7,729,000 for Mr. Lamberti. In both cases the payment of the severance takes place in two installments, the second installment being subject to certain forfeiture conditions until vesting on May 31, 2013.

Deutsche Bank	01 – Management Report	220
Financial Report 2012	Compensation Report

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation not vested immediately, granted for service on the Management Board.

Members of the Management Board	Amount expensed for
	share-based compensation components		cash-based compensation components
in €	2012	2011	2012	2011
Dr. Josef Ackermann [1]	5,093,773	2,020,850	4,688,524	2,152,404
Dr. Hugo Bänziger [1]	2,314,873	440,182	1,989,185	386,704
Jürgen Fitschen	967,516	309,459	819,851	359,601
Anshuman Jain	2,738,231	1,471,955	3,092,210	1,818,626
Stefan Krause	981,775	364,503	824,961	395,591
Hermann-Josef Lamberti [1]	2,485,906	434,736	1,974,270	377,816
Rainer Neske	969,746	314,911	827,875	368,488

[1]	Member of the Management Board until May 31, 2012.

Management Board Share Ownership

As of March 28, 2013 and February 17, 2012 respectively, the current members of our Management Board held the following numbers of Deutsche Bank shares and share awards.

Members of the Management Board		Number of shares	Number of share awards[1]
Jürgen Fitschen	2013	183,759	146,472
	2012	181,907	110,978

Anshuman Jain	2013	572,701	344,875
	2012	552,697	346,703

Stefan Krause	2013	–	141,148
	2012	–	116,307

Dr. Stephan Leithner	2013	24,632	180,348

Stuart Lewis	2013	20,480	77,706

Rainer Neske	2013	73,940	132,905
	2012	51,088	111,902

Henry Ritchotte	2013	134,082	144,944

Total	2013	1,009,594	1,168,398

Total	2012	785,692	685,890

[1]	Including the share awards received in connection with employment prior to the appointment to the Management Board, if applicable.

The current members of our Management Board held an aggregate of 1,009,594 of our shares on February 22, 2013 amounting to approximately 0.11 % of Deutsche Bank shares issued on that date.

The number of Deutsche Bank shares delivered in 2012 to the members of the Management Board active in 2012 from deferred compensation awards granted in prior years amounted to 439,722.

Deutsche Bank	01 – Management Report	221
Financial Report 2012	Compensation Report

Senior Management Group

It is imperative that the senior management of any financial institution is collectively committed to building a long-term sustainable business. Compensation structures should reflect this and ensure the employees have a vested interest in the future performance of the firm.

As communicated during the Investor Day in September 2012, we have taken the decision to identify a population of our most senior employees. This population comprises 126 (119 excluding the Management Board) individuals and includes the Group Executive Committee and the most senior employees from each of our business divisions, Regional Management and Infrastructure functions. All of the employees identified are also Regulated Employees under the InstitutsVergV, however, we have voluntarily sought to identify this further sub-set of Regulated Employees in order to apply more stringent compensation provisions.

Restricted Equity Award

In order to further align the compensation of this population with the long-term sustainability of the Group, the decision has been taken to extend the collective deferral and retention period of the REA to five years. Providing the performance conditions are met, the full amount of shares will not be released to employees until the end of the five-year period (rather than on a pro-rata basis).

The awards are subject to the full list of clawback provisions as outlined in the overview of ex-post risk adjustment measures. If for any year during the five-year vesting period either the Group or the employee’s Divisional NIBT is negative, 20 % of the award will be forfeited in respect of that year.

It is our intention to give specific focus to the compensation arrangements of the most senior employees in the Group. In addition to lengthening the vesting period for REA, the cash cap in place ensures high deferral levels for this population. On average, the Senior Management Group is subject to Variable Compensation deferral levels in excess of 90%. Both the deferral rate and five-year vesting period go beyond the typical industry standards and regulatory requirements. It is a voluntary decision by us and one that may prove to be challenging from a competitive standpoint, however we believe strongly that it supports and demonstrates the increasing alignment between compensation and long-term performance requirements.

Deutsche Bank	01 – Management Report	222
Financial Report 2012	Compensation Report

Employees regulated under the InstitutsVergV

In accordance with the InstitutsVergV we are required to identify all employees whose work is deemed to have a major influence on the overall risk profile of the Group. The SECC has overseen the identification process in respect of 2012 which incorporated both qualitative and quantitative analysis. The process identified the following employee populations:

—	Management Board, Group Executive Committee, Regional Management and Board Executive (“Geschäftsleiter”) of significant Group Subsidiaries;
—	Senior Management responsible for day to day management of front office businesses and large country hubs;
—	staff responsible for independent control functions and members of global Infrastructure Committees;
—	all Managing Directors in CB&S (excluding Research and German MidCaps);
—	if not already identified, all other employees with similar remuneration to those captured under the above criteria.

On a global basis, 1,215 employees were identified as Regulated Employees, spanning 36 countries. This represents a reduction compared to 2011 primarily as a result of identifying fewer Managing Directors in CB&S and an overall reduction in Variable Compensation. Despite this, we expect the number to remain significantly higher than the majority of our principle competitors, both from an absolute level and percentage of the total employee population.

Compensation Structures for Regulated Employees

Regulated Employees are subject to the same deferral matrix as the general employee population, save for the requirement that at least 40 % of Variable Compensation must be deferred. If a Regulated Employee’s Variable Compensation does not trigger 40 % deferral under the Group’s global matrix then the matrix is overridden to ensure the regulatory obligations are met. On average, however, Regulated Employees are subject to deferral rates in excess of 70 % of their total Variable Compensation awards. This is well in excess of the minimum 40% – 60 % regulatory requirements and is a voluntary decision by us.

All Regulated Employees receive 50 % of their deferred Variable Compensation in the form of an REA and 50 % as an RIA. Upon the vesting of each REA tranche, a further minimum six-month retention period applies during which time employees are not permitted to sell the shares. Whilst the specific performance clawback conditions outlined in the Group disclosure section do not apply during the retention period, employees can still forfeit the award if they are subject to termination for Cause.

Deutsche Bank	01 – Management Report	223
Financial Report 2012	Compensation Report

In accordance with Section 5 InstitutsVergV regulations, 50 % of the upfront award (the remaining portion after the deferred percentage is calculated) is also awarded in equity (EUA). At award, the equity is subject to a minimum six-month retention period during which time the shares cannot be sold. Adding the EUA to the deferred portion of the award means that on average Regulated Employees received less than 15 % of their 2012 Variable Compensation as an immediate cash payment (i.e. deferral rates in excess of 85%).

EUAs are subject to the Breach of Policy conditions during the retention period and will also be forfeited if employees leave the Group voluntarily.

Compensation Disclosure pursuant to Section 8 InstitutsVergV

As described above, we have developed and refined a structured and comprehensive approach in order to identify Regulated Employees in accordance with the InstitutsVergV requirements. The collective compensation elements for this population of employees are detailed in the table below. All Management Board members and Board members of our other “significant institutions” per Section 1 InstitutsVergV are included in the Geschäftsleiter column.

	2012
in € m. (unless stated otherwise)[1]	CB&S	GTB	AWM	PBC	Geschäftsleiter (Significant Institutions)	NCOU	Group Total
Total Compensation	1,375	44	84	25	75	16	1,618
number of employees	1,086	26	42	15	36	10	1,215
thereof Fixed Compensation	339	9	15	5	20	3	391
thereof Variable Compensation	1,036	35	68	19	56	13	1,227

Variable Compensation
thereof Deferred Awards	779	28	57	15	47	10	936
thereof Deferred Equity	390	14	28	8	23	5	468
thereof Upfront Awards	257	7	12	4	9	2	290
thereof Upfront Equity[2]	125	3	6	2	4	1	141
thereof Awards subject to clawback	904	31	62	17	51	11	1,077
thereof Awards subject to sustained performance metrics	779	28	57	15	47	10	936

Sign On payments[3,4]	34	–	–	–	–	–	34
number of beneficiaries	25	–	–	–	–	–	26

Termination payments	22	–	15	–	25	–	61
number of beneficiaries	91	–	7	–	3	–	101

[1]	Excluding Postbank.
[2]	Upfront equity portion of Upfront Awards may be less than 50 % due to the impact of local legal requirements and tax legislation.
[3]	Including guarantees.
[4]	Sign-on payments have been disclosed collectively for the Group with the exception of CB&S in order to safeguard employee confidentiality due to the low number of recipients.

All figures in the above table include the allocation of Infrastructure-related compensation or number of employees according our established cost allocation key. The table contains marginal rounding differences.

Our management structure and personnel was subject to significant change during 2012. All payments made to senior employees on the termination of their employment were made in recognition of their sustained commitment and personal contribution to the success of the Group over a period of time. Of the total value of termination settlements published above, the largest single award was approximately € 10.4 million (based on the foreign exchange rate on the date of payment) which represented a former contractual obligation.

All deferred awards and the EUA are subject to clawback following a policy or regulatory breach by the employee. In addition, all deferred awards are subject to clawback provisions linked to the performance of the employee, the respective corporate division and the Group as a whole. During the course of 2012, no clawback was applied towards Regulated Employees.

Deutsche Bank	01 – Management Report	224
Financial Report 2012	Compensation Report

Compensation System for Supervisory Board Members

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.

The following provisions apply: compensation consists of a fixed remuneration of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. Each member of the Supervisory Board also receives annual remuneration linked to our long-term profits of € 100 for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts are increased by 100 % for every membership in a committee of the Supervisory Board. Committee chairpersons receive an increase of 200%. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-Determination Act. The Supervisory Board Chairman is paid four times the base compensation of a regular member, and does not receive incremental increases for committee work. The deputy to the Supervisory Board Chairman is paid one and a half times the base compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held to an appropriate value by us, with the corresponding premiums being paid by us.

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

The members of the Nomination Committee, which was first formed after the Annual General Meeting in 2008, waived all remuneration, including the meeting fee, for their Nomination Committee work for 2009 and the following years.

Supervisory Board Compensation for Fiscal Year 2012

We compensate our Supervisory Board members after the end of each fiscal year. In January 2013, we paid each Supervisory Board member the fixed portion of their remuneration and meeting fees for services in 2012. In addition, we will in principle pay each Supervisory Board member after the General Meeting in May 2013 a remuneration for their services in 2012 linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association. Assuming that the Annual General Meeting in May 2013 approves the proposed dividend of € 0.75 per share, the Supervisory Board will receive a total remuneration of € 2,335,000 (2011: € 2,608,600).

Deutsche Bank	01 – Management Report	225
Financial Report 2012	Compensation Report

Individual members of the Supervisory Board received the following compensation for the 2012 financial year (excluding statutory value added tax).

Members of the Supervisory Board	Compensation for fiscal year 2012				Compensation for fiscal year 2011
in €	Fixed	Variable	Meeting fee	Total	Fixed	Variable[8]	Meeting fee	Total

Dr. Paul Achleitner[1]	160,000	–	13,000	173,000	–	–	–	–

Dr. Clemens Börsig[2]	100,000	–	12,000	112,000	240,000	28,800	23,000	291,800

Karin Ruck	210,000	–	19,000	229,000	210,000	25,200	17,000	252,200

Wolfgang Böhr	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200

Dr. Karl-Gerhard Eick	180,000	–	13,000	193,000	180,000	21,600	12,000	213,600

Katherine Garrett-Cox[3]	60,000	–	6,000	66,000	40,000	4,800	3,000	47,800

Alfred Herling	120,000	–	12,000	132,000	120,000	14,400	11,000	145,400

Gerd Herzberg[2]	25,000	–	4,000	29,000	60,000	7,200	6,000	73,200

Sir Peter Job[4]	–	–	–	–	75,000	12,600	8,000	95,600

Prof. Dr. Henning Kagermann	120,000	–	12,000	132,000	120,000	14,400	12,000	146,400

Peter Kazmierczak[5]	–	–	–	–	50,000	6,000	6,000	62,000

Martina Klee	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200

Suzanne Labarge	120,000	–	12,000	132,000	120,000	14,400	11,000	145,400

Maurice Lévy[2]	25,000	–	3,000	28,000	60,000	7,200	5,000	72,200

Peter Löscher[1]	40,000	–	2,000	42,000	–	–	–	–

Henriette Mark	120,000	–	13,000	133,000	120,000	14,400	12,000	146,400

Gabriele Platscher	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200

Dr. Theo Siegert[2]	75,000	–	8,000	83,000	145,000	17,400	13,000	175,400

Rudolf Stockem[6]	35,000	–	2,000	37,000	–	–	–	–

Dr. Johannes Teyssen	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200

Marlehn Thieme	120,000	–	13,000	133,000	120,000	14,400	11,000	145,400

Tilman Todenhöfer	120,000	–	12,000	132,000	120,000	14,400	11,000	145,400

Prof. Dr. Klaus Rüdiger Trützschler[1]	80,000	–	7,000	87,000	–	–	–	–

Stefan Viertel	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200

Renate Voigt[7]	60,000	–	6,000	66,000	10,000	1,200	–	11,200

Werner Wenning	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200

Total	2,130,000	–	205,000	2,335,000	2,150,000	261,600	197,000	2,608,600

[1]	Member since May 31, 2012.
[2]	Member until May 31, 2012.
[3]	Member since May 26, 2011.
[4]	Member until May 26, 2011.
[5]	Member until October 25, 2011.
[6]	Member since June 1, 2012.
[7]	Member since November 30, 2011.
[8]	Variable compensation 2011 for a regular member of € 7,200 is made up of a dividend-based amount of € 0 and an amount of € 7,200 linked to the long-term performance of the company.

With the exception of Mr. Stockem, all employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was employed by us as a member of the Management Board until April 2006. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2012 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 1.6 million.

We do not provide the members of the Supervisory Board with any benefits upon termination of their service on the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2012, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

Deutsche Bank	01 – Management Report	226
Financial Report 2012	Corporate Responsibility

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	227
Financial Report 2012	Corporate Responsibility

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	228
Financial Report 2012	Employees

Employees

As of December 31, 2012 we employed a total of 98,219 staff members as compared to 100,996 as of December 31, 2011. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2012, 2011 and 2010.

Employees[1]	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Germany	46,308	47,323	49,265

Europe (outside Germany), Middle East and Africa	23,873	24,187	23,806

Asia/Pacific	17,709	18,351	17,779

North America[2,3]	9,787	10,610	10,722

Latin America	542	525	490

Total employees[3]	98,219	100,996	102,062

[1]

Full-time equivalent employees; in 2012, the employees of Mexico previously shown in North America were assigned to Latin America; numbers for 2011 (90 employees) and 2010 (89 employees) have been reclassified to reflect this. In 2012, the change of FTE definition regarding “Mobile Sales Forces” in India resulted in a decrease of 300 (status as of December 31, 2011, prior periods not restated); in 2011, Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated). In 2011, 257 FTE of Sal Oppenheim Germany have been assigned directly to Austria, Luxembourg and Switzerland (Europe outside Germany).

[2]	Primarily the United States.
[3]

The nominal headcount of The Cosmopolitan of Las Vegas is 4,371 as of December 31, 2012 compared to 4,256 as of December 31, 2011 and compared to 4,147 as of December 31, 2010. The headcount number is composed of full time and part time employees and is not part of the full time equivalent employees figures.

The number of our employees decreased in 2012 by 2,777 or 2.7 % due to the following factors:

—	The number of staff in Corporate Banking & Securities decreased by 1,390 primarily due to tough markets and as a result of the measures initiated in the third quarter 2012.

—	In Global Transaction Banking, the number of employees remained almost on the 2011 level.

—	The number of our staff in Asset & Wealth Management decreased by 473 due to market development and the integration of Asset Management and Wealth Management.

—	The number of Private & Business Clients staff declined by 1,073 mainly due to further progress made with the integration of Deutsche Postbank.

—	The number of staff in areas assigned to the Non-Core Operations Unit declined by 326.

—	In our Infrastructure operations, employee headcount increased by 398 primarily due to regulatory requirements and the further build out of our service centers.

Deutsche Bank	01 – Management Report	229
Financial Report 2012	Employees

Labor Relations

In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2012 includes a single payment of € 350 in June 2012 (apprentices € 100) and a pay raise of 2.9 % from July 2012 and a second pay rise of 2.5 % from June 2013 on. The agreement so far terminates on April 30, 2014. Also concluded by the agreement are a declaration on the importance of health protection measures in companies, a commitment for starting negotiations on an extension of the early retirement agreement and a commitment for starting negotiations on new rules for work on Saturdays in 2012/2013, which should be finished before renegotiations of this agreement will start in 2014.

Deutsche Bank	01 – Management Report	230
Financial Report 2012	Employees

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

German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are union members. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself has traditionally had a significantly higher unionization rate of approximately 60%). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25%).

As of December 31, 2012, approximately 33 % of Postbank staff members are civil servants.

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

For a further discussion on our employee benefit plans see Note 34 “Employee Benefits” to our consolidated financial statements.

Deutsche Bank	01 – Management Report	231
Financial Report 2012	Employees

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	232
Financial Report 2012	Employees

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	233
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	234
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	235
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	236
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	237
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	238
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	239
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	240
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	241
Financial Report 2012	Outlook

[Page intentionally left blank for SEC filing purposes]

02 –

Consolidated Financial Statements

Deutsche Bank	02 – Consolidated Financial Statements	243
Financial Report 2012	Consolidated Statement of Income

Consolidated Statement of Income

in € m.	Notes	2012	2011	2010

Interest and similar income	6	32,242	34,878	28,779

Interest expense	6	16,351	17,433	13,196

Net interest income	6	15,891	17,445	15,583

Provision for credit losses	20	1,721	1,839	1,274

Net interest income after provision for credit losses		14,170	15,606	14,309

Commissions and fee income	7	11,510	11,544	10,669

Net gains on financial assets/liabilities at fair value through profit or loss	6	5,599	3,058	3,354

Net gains (losses) on financial assets available for sale	8	301	123	201

Net income (loss) from equity method investments	18	159	(264)	(2,004)

Other income (loss)	9	281	1,322	764

Total noninterest income		17,850	15,783	12,984

Compensation and benefits	34	13,526	13,135	12,671

General and administrative expenses	10	15,016	12,657	10,133

Policyholder benefits and claims		414	207	485

Impairment of intangible assets	25	1,886	–	29

Restructuring activities	11	394	–	–

Total noninterest expenses		31,236	25,999	23,318

Income before income taxes		784	5,390	3,975

Income tax expense	35	493	1,064	1,645

Net income		291	4,326	2,330

Net income attributable to noncontrolling interests		54	194	20

Net income attributable to Deutsche Bank shareholders		237	4,132	2,310

Earnings per Share

in €	Notes	2012	2011	2010

Earnings per share:[1]	12

Basic		€0.25	€4.45	€3.07

Diluted[2]		€0.25	€4.30	€2.92

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding		934.1	928.0	753.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		959.9	957.3	790.8

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[2]	Includes numerator effect of assumed conversions. For further detail please see Note 12 “Earnings per Share”.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	02 – Consolidated Financial Statements	244
Financial Report 2012	Consolidated Statement of Comprehensive Income

Consolidated Statement of Comprehensive Income

in € m.	2012	2011	2010

Net income recognized in the income statement	291	4,326	2,330

Other comprehensive income

Actuarial gains (losses) related to defined benefit plans, before tax[1]	(854)	707	135

Unrealized net gains (losses) on financial assets available for sale:[2]
Unrealized net gains (losses) arising during the period, before tax	1,875	(697)	83
Net (gains) losses reclassified to profit or loss, before tax	(162)	(11)	39

Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]
Unrealized net gains (losses) arising during the period, before tax	42	(141)	(78)
Net (gains) losses reclassified to profit or loss, before tax	45	3	4

Unrealized net gains (losses) on assets classified as held for sale, before tax[3]	—	25	(25)

Foreign currency translation:[2]
Unrealized net gains (losses) arising during the period, before tax	(534)	1,291	920
Net (gains) losses reclassified to profit or loss, before tax	5	—	(6)

Unrealized net gains (losses) from equity method investments	(38)	(5)	(26)

Tax on net gains (losses) in other comprehensive income	(47)	75	211

Other comprehensive income, net of tax	332	1,247	1,257

Total comprehensive income, net of tax	623	5,573	3,587

Attributable to:
Noncontrolling interests	149	155	4
Deutsche Bank shareholders	474	5,418	3,583

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

[2]	Excluding unrealized net gains (losses) from equity method investments.
[3]	Please refer to Note 26 “Non-current Assets and Disposal Groups Held for Sale” for additional information.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	02 – Consolidated Financial Statements	245
Financial Report 2012	Consolidated Balance Sheet

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2012	Dec 31, 2011
Assets:

Cash and due from banks		27,885	15,928

Interest-earning deposits with banks		119,548	162,000

Central bank funds sold and securities purchased under resale agreements	21, 22	36,570	25,773

Securities borrowed	21, 22	23,947	31,337

Financial assets at fair value through profit or loss
Trading assets		245,538	240,924
Positive market values from derivative financial instruments		768,316	859,582
Financial assets designated at fair value through profit or loss		187,027	180,293

Total financial assets at fair value through profit or loss of which € 89 billion and € 87 billion were pledged to creditors and can be sold or repledged at December 31, 2012, and 2011, respectively	13, 15, 21, 22, 36	1,200,881	1,280,799

Financial assets available for sale of which € 0 billion and € 9 billion were pledged to creditors and can be sold or repledged at December 31, 2012, and 2011, respectively	17, 21, 22	49,379	45,281

Equity method investments	18	3,577	3,759

Loans of which € 2 billion and € 3 billion were pledged to creditors and can be sold or repledged each year ending December 31, 2012 and 2011, respectively	19, 20, 21, 22	397,279	412,514

Property and equipment	23	4,963	5,509

Goodwill and other intangible assets	25	14,219	15,802

Other assets	26, 27	123,973	154,794

Assets for current tax	35	2,390	1,870

Deferred tax assets	35	7,718	8,737

Total assets		2,012,329	2,164,103

Liabilities and equity:

Deposits	28	577,202	601,730

Central bank funds purchased and securities sold under repurchase agreements	21, 22	36,144	35,311

Securities loaned	21, 22	3,109	8,089

Financial liabilities at fair value through profit or loss	13, 15, 36
Trading liabilities		54,914	63,886
Negative market values from derivative financial instruments		752,706	838,817
Financial liabilities designated at fair value through profit or loss		109,166	118,318
Investment contract liabilities		7,732	7,426

Total financial liabilities at fair value through profit or loss		924,518	1,028,447

Other short-term borrowings	31	69,060	65,356

Other liabilities	26, 27	169,544	187,816

Provisions	20, 29	5,110	2,621

Liabilities for current tax	35	1,589	2,524

Deferred tax liabilities	35	1,455	1,789

Long-term debt	32	158,097	163,416

Trust preferred securities	32	12,091	12,344

Total liabilities		1,957,919	2,109,443

Common shares, no par value, nominal value of € 2.56	33	2,380	2,380

Additional paid-in capital		23,778	23,695

Retained earnings		29,198	30,119

Common shares in treasury, at cost	33	(60)	(823)

Accumulated other comprehensive income, net of tax		(1,293)	(1,981)

Total shareholders’ equity		54,003	53,390

Noncontrolling interests		407	1,270

Total equity		54,410	54,660

Total liabilities and equity		2,012,329	2,164,103

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	02 – Consolidated Financial Statements	246
Financial Report 2012	Consolidated Statement of Changes in Equity

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings 1	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2009	1,589	14,830	24,056	(48)	–

Total comprehensive income, net of tax 2	–	–	2,286	–	–

Common shares issued	791	9,413	–	–	–

Cash dividends paid	–	–	(465)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	94	–	–

Net change in share awards in the reporting period	–	(296)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,439	–

Tax benefits related to share-based compensation plans	–	(11)	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(93)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	93

Option premiums and other effects from options on common shares	–	(115)	–	–	–

Purchases of treasury shares	–	–	–	(15,366)	–

Sale of treasury shares	–	–	–	13,525	–

Net gains (losses) on treasury shares sold	–	–	–	–	–

Other	–	(306)	4	–	–

Balance as of December 31, 2010	2,380	23,515	25,975	(450)	–

Total comprehensive income, net of tax 2	–	–	4,132	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(691)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	666	–	–

Net change in share awards in the reporting period	–	153	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,108	–

Tax benefits related to share-based compensation plans	–	(76)	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–

Option premiums and other effects from options on common shares	–	(131)	–	–	–

Purchases of treasury shares	–	–	–	(13,781)	–

Sale of treasury shares	–	–	–	12,300	–

Net gains (losses) on treasury shares sold	–	(32)	–	–	–

Other	–	266	37	–	–

Balance as of December 31, 2011	2,380	23,695	30,119	(823)	–

Total comprehensive income, net of tax 2	–	–	237	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(689)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(452)	–	–

Net change in share awards in the reporting period	–	(342)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,481	–

Tax benefits related to share-based compensation plans	–	2	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(4)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	4

Option premiums and other effects from options on common shares	–	(63)	–	–	–

Purchases of treasury shares	–	–	–	(12,152)	–

Sale of treasury shares	–	–	–	11,434	–

Net gains (losses) on treasury shares sold	–	77	–	–	–

Other	–	409	(17)	–	–

Balance as of December 31, 2012	2,380	23,778	29,198	(60)	–

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	02 – Consolidated Financial Statements	247
Financial Report 2012	Consolidated Statement of Changes in Equity

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	3	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	3	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	3	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax	2	Total shareholders’ equity	Noncontrolling interests	Total equity
(186)		(134)		–	(3,521)		61	(3,780)		36,647	1,322	37,969

73		(45)		(11)	1,188		(26)	1,179		3,465	(8)	3,457

–		–		–	–		–	–		10,204	–	10,204

–		–		–	–		–	–		(465)	–	(465)

–		–		–	–		–	–		94	12	106

–		–		–	–		–	–		(296)	–	(296)

–		–		–	–		–	–		1,439	–	1,439

–		–		–	–		–	–		(11)	–	(11)

–		–		–	–		–	–		(93)	–	(93)

–		–		–	–		–	–		93	–	93

–		–		–	–		–	–		(115)	–	(115)

–		–		–	–		–	–		(15,366)	–	(15,366)

–		–		–	–		–	–		13,525	–	13,525

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(302)	223	(79)

(113)		(179)		(11)	(2,333)		35	(2,601)		48,819	1,549	50,368

(504)		(47)		11	1,167		(7)	620		4,752	162	4,914

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(691)	–	(691)

–		–		–	–		–	–		666	(7)	659

–		–		–	–		–	–		153	–	153

–		–		–	–		–	–		1,108	–	1,108

–		–		–	–		–	–		(76)	–	(76)

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(131)	–	(131)

–		–		–	–		–	–		(13,781)	–	(13,781)

–		–		–	–		–	–		12,300	–	12,300

–		–		–	–		–	–		(32)	–	(32)

–		–		–	–		–	–		303	(434)	(131)

(617)		(226)		–	(1,166)		28	(1,981)		53,390	1,270	54,660

1,082		67		–	(423)		(38)	688		925	153	1,078

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(689)	(5)	(694)

–		–		–	–		–	–		(452)	(4)	(456)

–		–		–	–		–	–		(342)	–	(342)

–		–		–	–		–	–		1,481	–	1,481

–		–		–	–		–	–		2	–	2

–		–		–	–		–	–		(4)	–	(4)

–		–		–	–		–	–		4	–	4

–		–		–	–		–	–		(63)	–	(63)

–		–		–	–		–	–		(12,152)	–	(12,152)

–		–		–	–		–	–		11,434	–	11,434

–		–		–	–		–	–		77	–	77

–		–		–	–		–	–		392	(1,007)	(615)

465		(159)		–	(1,589)		(10)	(1,293)		54,003	407	54,410

[3]	Excluding unrealized net gains (losses) from equity method investments.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	02 – Consolidated Financial Statements	248
Financial Report 2012	Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows

in € m.	2012	2011	2010
Net income	291	4,326	2,330

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,721	1,839	1,274
Restructuring activities	394	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(626)	(841)	(363)
Deferred income taxes, net	720	(387)	315
Impairment, depreciation and other amortization, and accretion	3,235	3,697	4,255
Share of net income from equity method investments	(397)	(222)	(457)

Income adjusted for noncash charges, credits and other items	5,338	8,412	7,354

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	1,279	(53,427)	(34,806)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(3,393)	(8,202)	26,368
Financial assets designated at fair value through profit or loss	(6,561)	(11,582)	(24,502)
Loans	11,715	(7,092)	(2,823)
Other assets	32,254	(17,962)	(5,894)
Deposits	(25,994)	66,168	22,656
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(9,365)	(8,389)	53,450
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(4,235)	12,622	(40,709)
Other short-term borrowings	3,616	1,689	18,509
Other liabilities	(14,017)	21,476	2,851
Senior long-term debt	(4,776)	(5,991)	(3,457)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net [1]	(7,627)	10,558	(17,664)
Other, net	(2,681)	(478)	(5,009)

Net cash provided by (used in) operating activities	(24,447)	7,802	(3,676)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	7,478	21,948	10,652
Maturities of financial assets available for sale	12,922	10,635	4,181
Sale of equity method investments	163	336	250
Sale of property and equipment	197	101	108
Purchase of:
Financial assets available for sale	(22,170)	(19,606)	(14,087)
Equity method investments	(14)	(602)	(145)
Property and equipment	(614)	(794)	(873)
Net cash received in (paid for) business combinations/divestitures	96	348	8,580
Other, net	(703)	(451)	(1,189)

Net cash provided by (used in) investing activities	(2,645)	11,915	7,477

Cash flows from financing activities:
Issuances of subordinated long-term debt	61	76	1,341
Repayments and extinguishments of subordinated long-term debt	(708)	(715)	(229)
Issuances of trust preferred securities	17	37	90
Repayments and extinguishments of trust preferred securities	(30)	(45)	(51)
Capital increase	–	–	10,060
Purchases of treasury shares	(12,152)	(13,781)	(15,366)
Sale of treasury shares	11,418	12,229	13,519
Dividends paid to noncontrolling interests	(5)	(4)	(7)
Net change in noncontrolling interests	(271)	(266)	200
Cash dividends paid	(689)	(691)	(465)

Net cash provided by (used in) financing activities	(2,359)	(3,160)	9,092

Net effect of exchange rate changes on cash and cash equivalents	40	(964)	1,911

Net increase (decrease) in cash and cash equivalents	(29,411)	15,593	14,804
Cash and cash equivalents at beginning of period	81,946	66,353	51,549
Cash and cash equivalents at end of period	52,535	81,946	66,353

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	1,280	1,327	784

Interest paid	16,518	17,743	13,740

Interest and dividends received	32,644	35,216	29,456

Cash and cash equivalents comprise

Cash and due from banks	27,885	15,928	17,157

Interest-earning demand deposits with banks (not included: time deposits of € 94,898 m. as of December 31, 2012, and € 95,982 m. and € 43,181 m. as of December 31, 2011 and 2010)	24,650	66,018	49,196

Total	52,535	81,946	66,353

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	02 – Consolidated Financial Statements	249
Financial Report 2012	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

01 – Significant Accounting Policies – 250

02 – Critical Accounting Estimates – 274

03 – Recently Adopted and New Accounting Pronouncements – 278

04 – Acquisitions and Dispositions – 282

05 – Business Segments and Related Information – 294

Notes to the Consolidated Income Statement

06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 303

07 – Commissions and Fee Income – 304

08 – Net Gains (Losses) on Financial Assets Available for Sale – 305

09 – Other Income – 305

10 – General and Administrative Expenses – 306

11 – Restructuring – 306

12 – Earnings per Share – 307

Notes to the Consolidated Balance Sheet

13 – Financial Assets/Liabilities at Fair Value through Profit or Loss – 308

14 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 309

15 – Financial Instruments carried at Fair Value – 311

16 – Fair Value of Financial Instruments not carried at Fair Value – 321

17 – Financial Assets Available for Sale – 323

18 – Equity Method Investments – 324

19 – Loans – 326

20 – Allowance for Credit Losses – 326

21 – Transfers of Financial Assets – 327

22 – Assets Pledged and Received as Collateral – 329

23 – Property and Equipment – 330

24 – Leases – 331

25 – Goodwill and Other Intangible Assets – 332

26 – Non-Current Assets and Disposal Groups Held for Sale – 340

27 – Other Assets and Other Liabilities – 343

28 – Deposits – 343

29 – Provisions – 344

30 – Credit related Commitments and Contingent Liabilities – 349

31 – Other Short-Term Borrowings – 350

32 – Long-Term Debt and Trust Preferred Securities – 350

Additional Notes

33 – Common Shares – 351

34 – Employee Benefits – 352

35 – Income Taxes – 359

36 – Derivatives – 362

37 – Related Party Transactions – 364

38 – Information on Subsidiaries – 366

39 – Insurance and Investment Contracts – 368

40 – Current and Non-Current Assets and Liabilities – 370

41 – Events after the Reporting Date – 372

42 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements – 373

43 – Condensed Consolidating Financial Information – 376

Report of Independent Registered Public Accounting Firm – 383

Deutsche Bank	02 – Consolidated Financial Statements	250
Financial Report 2012	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies

01  –

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

Risk disclosures under IFRS 7, “Financial Instruments: Disclosures” about the nature and extent of risks arising from financial instruments are incorporated herein by reference to the portions marked by a bracket in the margins of the Risk Report. This is also applicable for capital disclosures as required under IAS 1, “Presentation of Financial Statements.

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

Discount Rate for Defined Benefit Pension Plans

In 2012 the Group decided to broaden and hence stabilize the underlying bond portfolio relating to the discount rate applied in the eurozone for defined benefit pension plans by including high quality covered bonds and to refine the curve extrapolation by adjusting the underlying bond portfolio while retaining the overall AA-credit quality of the curve. The refinement resulted in an increase in the discount rate of 70 basis points and consequently reduced the actuarial losses flowing through other comprehensive income by approximately € 700 million before tax in the year 2012.

Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

In the fourth quarter 2012, the Group’s valuation methodology for incorporating the impact of own credit risk in the fair value of derivative contracts was refined (commonly referred to as Debt Valuation Adjustment). Previously the Group had calculated the effect of own credit risk on derivative liabilities using historic default levels. The refinement in methodology has moved DVA to a market based approach. The impact of the refinement in DVA methodology was a € 517 million income which has been recognized in the Consolidated Statement of Income. In addition, during the fourth quarter 2012 the Group made refinements to its CVA methodology as greater transparency of the market value of counterparty credit became possible. The impact of this refinement in CVA methodology is a € 288 million loss which has been recognized in the Consolidated Statement of Income.

Deutsche Bank	02 – Consolidated Financial Statements	251
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

Valuation Approach for Collateralized Derivative Contracts

In the second quarter 2011, the Group’s valuation approach for substantially all of its collateralized derivative contracts moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group’s consolidated financial statements in 2011 and 2012.

Assignment of Revenue Components in PBC

The presentation of PBC product revenues was modified in the first quarter 2011 following a review of the assignment of specific revenue components to the product components. In order to facilitate comparability, revenues of € 73 million were transferred from credit products to deposits and payment services in 2010. This adjustment had no impact on PBC’s total revenues.

Allowance for Loan Losses

The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2010 led to a lower level of provisions for credit losses of
€ 28 million in 2010. No such alignments were made in 2011 and 2012.

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2010, 2011 and 2012.

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

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets; for asset securitization transactions; and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, or (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities.

The consolidation assessment considers the exposures that both the Group and third parties have in relation to the SPE via derivatives, debt and equity instruments and other instruments. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Deutsche Bank	02 – Consolidated Financial Statements	252
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Deutsche Bank	02 – Consolidated Financial Statements	253
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

The accounting at the acquisition date may be based on provisional amounts. Adjustments to the provisional amounts are made by the Group if new information about facts and circumstances that existed at the acquisition date is obtained within one year (referred to as the measurement period) which, if known, would have affected the amounts initially recognized. Where a measurement period adjustment is identified, the Group adjusts the fair values of identifiable assets and liabilities and goodwill in the measurement period as if the accounting for the business combination had been completed at the acquisition date. Comparative information for prior periods presented in financial statements is revised accordingly if the acquisition date relates to prior reporting periods. The effects of measurement period adjustments may also cause changes in depreciation and amortization recognized in prior periods.

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

If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest is remeasured to fair value and any gain or loss is recognized in the consolidated statement of income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the consolidated statement of income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.

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

Deutsche Bank	02 – Consolidated Financial Statements	254
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. If there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment’s recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount. That increase is a reversal of an impairment loss.

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

Any retained investment is accounted for as a financial instrument as described in the section entitled “Financial Assets and Liabilities” as follows.

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

Deutsche Bank	02 – Consolidated Financial Statements	255
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

Foreign Currency Translation

The consolidated financial statements are prepared in euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

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

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interest is recognized in noncontrolling interests.

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

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts.

Deutsche Bank	02 – Consolidated Financial Statements	256
Financial Report 2012	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies

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

Deutsche Bank	02 – Consolidated Financial Statements	257
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Loan Commitments

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of “Derivatives and Hedge Accounting”, some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion “Impairment of loans and provision for off-balance sheet positions”, these off-balance sheet loan commitments are assessed for impairment individually and where appropriate, collectively.

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

Deutsche Bank	02 – Consolidated Financial Statements	258
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost basis. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled “Impairment of Loans and Provisions for Off Balance Sheet Positions”. If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the consolidated statement of income. Releases of such loan loss allowances established after their initial recognition are included in our provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

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

Deutsche Bank	02 – Consolidated Financial Statements	259
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

For instruments reclassified from AFS to loans, any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired, any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the consolidated statement of income as a loan loss provision.

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

Deutsche Bank	02 – Consolidated Financial Statements	260
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

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

Deutsche Bank	02 – Consolidated Financial Statements	261
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the consolidated statement of income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security’s foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument’s maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

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

Deutsche Bank	02 – Consolidated Financial Statements	262
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Deutsche Bank	02 – Consolidated Financial Statements	263
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Deutsche Bank	02 – Consolidated Financial Statements	264
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to an SPE, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the “Financial Assets and Liabilities” section. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the “Derivatives and Hedge Accounting” section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Deutsche Bank	02 – Consolidated Financial Statements	265
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as “retained interests”). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, the fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment as described in the section entitled “Fair Value Estimates” must be used to determine fair value. The Group may also periodically hold interests in securitized financial assets and record them at amortized cost.

In situations where the Group has a present obligation (either legal or constructive) to provide financial support to an unconsolidated securitization SPE a provision will be created if the obligation can be reliably measured and it is probable that there will be an outflow of economic resources required to settle it.

When an asset is derecognized a gain or loss equal to the difference between the consideration received and the carrying amount of the transferred asset is recorded. When a part of an asset is derecognised, gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

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

The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and central securities depository (“CSD”) and where there is a legally enforceable right to set off.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Deutsche Bank	02 – Consolidated Financial Statements	266
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Offsetting Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the consolidated balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the consolidated balance sheet, the associated income and expense items will also be offset in the consolidated statement of income, unless specifically prohibited by an applicable accounting standard.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 10 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at each quarterly reporting date and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Investment Property

The Group generally uses the cost model for valuation of investment property, and the carrying value is included on the consolidated balance sheet in other assets. When the Group issues liabilities that are backed by investment

Deutsche Bank	02 – Consolidated Financial Statements	267
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interest in the acquiree is measured either at fair value or at the noncontrolling interest’s proportionate share of the acquiree’s identifiable net assets (this is determined for each business combination).

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units (“CGUs”), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations.

If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Certain non-integrated investments are not allocated to a CGU. Impairment testing is performed individually for each of these assets.

Goodwill on the acquisition of associates and jointly controlled entities is not disclosed separately, but instead included in the cost of the investments. The entire carrying amount of the equity method investment is reviewed for impairment quarterly, or more frequently if there is an indication that impairment may have occurred.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 25 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. These assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset’s useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related

Deutsche Bank	02 – Consolidated Financial Statements	268
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as an expense in the periods in which they are incurred.

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

Deutsche Bank	02 – Consolidated Financial Statements	269
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

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

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (“APIC”). Compensation expense is recorded on a straight-line basis over the period in which employees perform

Deutsche Bank	02 – Consolidated Financial Statements	270
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

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

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group’s equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

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

Deutsche Bank	02 – Consolidated Financial Statements	271
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

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

Deferred tax related to fair value re-measurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying gain or loss to which the deferred tax relates is realized.

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

The Group’s insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on its policyholder’s investment returns (policyholder tax). This tax is included in the Group’s income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group’s liability to the policyholder.

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

Deutsche Bank	02 – Consolidated Financial Statements	272
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset-backed securities, which are designed and executed by CB&S business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

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

Insurance

The Group’s insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS (U.S. GAAP) as described further below.

Non-Participating Investment Contracts (“Investment Contracts”) – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as AFS. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

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

Claims are recorded as an expense when incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs

Deutsche Bank	02 – Consolidated Financial Statements	273
Financial Report 2012	Notes to the Consolidated Financial Statements
	01 – Significant Accounting Policies

and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in force contracts discounted back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (“PADs”). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group’s unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expenses indicates that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

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

Deutsche Bank	02 – Consolidated Financial Statements	274
Financial Report 2012	Notes to the Consolidated Financial Statements
	02 – Critical Accounting Estimates

02 –

Critical Accounting Estimates

Certain of the accounting policies described in Note 01 “Significant Accounting Policies” require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates.

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

Deutsche Bank	02 – Consolidated Financial Statements	275
Financial Report 2012	Notes to the Consolidated Financial Statements
	02 – Critical Accounting Estimates

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

Fair Value Estimates Used in Disclosures

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note 15 “Financial Instruments carried at Fair Value”. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

Deutsche Bank	02 – Consolidated Financial Statements	276
Financial Report 2012	Notes to the Consolidated Financial Statements
	02 – Critical Accounting Estimates

In addition to the fair value hierarchy disclosure in Note 15 “Financial Instruments carried at Fair Value”, the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. This disclosure is provided in Note 16 “Fair Value of Financial Instruments not carried at Fair Value”. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Reclassification of Financial Assets

The Group classifies financial assets into the following categories: financial assets at fair value through profit or loss, financial assets AFS or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss (trading assets) and the AFS classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or AFS classifications. Refer to Note 14 “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for further information on the assets reclassified by the Group.

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

Impairment of Loans and Provision for Off-Balance Sheet Positions

The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate for the Corporate Banking & Securities (CB&S) and Private & Business Clients (PBC) Corporate Divisions because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group’s results of operations.

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

Deutsche Bank	02 – Consolidated Financial Statements	277
Financial Report 2012	Notes to the Consolidated Financial Statements
	02 – Critical Accounting Estimates

The impairment allowance for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers of the private and retail business, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates, and judgments concerning the ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, among other things, are all taken into account during this review. For further discussion of the methodologies used to determine the Group’s allowance for credit losses, see Note 01 “Significant Accounting Policies”. The quantitative disclosures are provided in Note 19 “Loans” and Note 20 “Allowance for Credit Losses”.

Impairment of Other Financial Assets

Equity method investments and financial assets classified as AFS are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as AFS, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. For additional information see Note 08 “Net Gains (Losses) on Financial Assets Available for Sale” and Note 18 “Equity Method Investments”.

Impairment of Non-financial Assets

Non-financial assets are generally subject to impairment review at each quarterly reporting date. Goodwill and other intangible assets with an indefinite useful life are tested for impairment at least on an annual basis irrespective of whether indicators of impairment exist, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The Group records impairment losses on assets in this category when the Group believes that their carrying value may not be recoverable. At each reporting date the Group assesses whether there is an indication that a previously recognized impairment loss has reversed. If there is such an indication and the recoverable amount of the impaired asset subsequently increases, then the reversal of an impairment loss (excluding goodwill) is recognized immediately.

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

The quantitative disclosures are provided in Note 25 “Goodwill and Other Intangible Assets”.

Deferred Tax Assets

In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

Deutsche Bank	02 – Consolidated Financial Statements	278
Financial Report 2012	Notes to the Consolidated Financial Statements
	03 – Recently Adopted and New Accounting Pronouncements

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group’s deferred taxes (including quantitative disclosures on recognized deferred tax assets) see Note 35 “Income Taxes”.

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

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liability may ultimately be materially different. The Group’s total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 29 “Provisions” for information on the Group’s judicial, regulatory and arbitration proceedings.

03 –

Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2012 in the preparation of these consolidated financial statements.

IFRS 7

In October 2010, the IASB issued amendments to IFRS 7, “Disclosures – Transfers of Financial Assets”. The amendments comprise additional disclosures on transfer transactions of financial assets (for example, securitizations), including possible effects of any risks and rewards that may remain with the transferor of the assets. Additional disclosures are also required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendments were effective for annual periods beginning on or after July 1, 2011. The adoption of the amendments in the 2012 year-end financial statements did not have a material impact on the Group’s consolidated financial statements.

Deutsche Bank	02 – Consolidated Financial Statements	279
Financial Report 2012	Notes to the Consolidated Financial Statements
	03 – Recently Adopted and New Accounting Pronouncements

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2012 and therefore have not been applied in preparing these financial statements.

IAS 1

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” to require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard has been endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the presentation of other comprehensive income in the Group’s consolidated financial statements.

IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, a revised version of IAS 27, “Separate Financial Statements”, and a revised version of IAS 28, “Investment in Associates and Joint Ventures” which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. In June 2012, the IASB issued amendments to the transition guidance for IFRS 10-12 which provides relief from all but the prior year comparative periods which need to be restated. Additionally, for IFRS 12, no comparatives are required for disclosures relating to unconsolidated structured entities.

IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation – Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

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

Each of the standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted as long as each of the other standards are also applied early. However, entities are permitted to include any of the disclosure requirements in IFRS 12 into their consolidated financial statements without early adoption of IFRS 12. According to the EU endorsement entities shall apply each of the standards , at the latest, for annual periods beginning on or after January 1, 2014. The Group will apply each of the standards in 2013. While approved by the IASB, the transition guidance for IFRS 10-12 has yet to be endorsed by the EU. The adoption of IFRS 10, IFRS 11 and IFRS 12 is not expected to have a material impact on the Group’s consolidated financial statements.

IAS 19

In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” (“IAS 19 R”) effective for annual periods beginning on or after January 1, 2013. IAS 19 R introduces the net interest approach which is based on the discount rate used to measure the defined benefit obligation multiplied by the net defined benefit

Deutsche Bank	02 – Consolidated Financial Statements	280
Financial Report 2012	Notes to the Consolidated Financial Statements
	03 – Recently Adopted and New Accounting Pronouncements

asset/liability recognized on the balance sheet, both as determined at the start of the reporting period and adjusted for expected changes in the net defined benefit asset/liability due to contributions and benefit payments during the year. This measure of net interest cost replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The standard also requires immediate recognition of re-measurement effects associated with all post-employment benefits through other comprehensive income such as actuarial gains and losses and any deviations between the actual return on plan assets and the return implied by the net interest cost, which is already consistent with the Group’s existing accounting policy. In addition, IAS 19 R requires immediate recognition of any past service cost and will enhance the disclosure requirements for defined benefit plans. The standard has been endorsed by the EU. As required, the Group will adopt the new standard retrospectively for annual periods beginning on or after January 1, 2013. The adoption of the amendments to IAS 19 R is not expected to have a material impact on the consolidated financial statements.

IFRS 13

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The standard has been endorsed by the EU. The impact of IFRS 13 is not material to the Group.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments have been endorsed by the EU. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

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

In December 2011, the IASB also issued amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7 R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments are effective for annual periods beginning on or after January 1, 2013 but also interim periods thereafter.

The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 9 (2009) and IFRS 9 (2010)

IFRS 9 (2009) – In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 (2009) introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. Even if a financial asset meets the criteria to be

Deutsche Bank	02 – Consolidated Financial Statements	281
Financial Report 2012	Notes to the Consolidated Financial Statements
	03 – Recently Adopted and New Accounting Pronouncements

measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 (2009) also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 (2009) requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 (2009) classification criteria, management should also ‘look through’ to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9 (2009), all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss.

IFRS 9 (2010) – In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 (2010)”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 (2010) requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

Based on the amendments to IFRS 9 (2009), IFRS 9 (2010) and IFRS 7, “Mandatory Effective Date and Transition Guidance” issued by the IASB in December 2011, IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. Once adopted, IFRS 9 should be applied to all financial instruments outstanding as of the effective date, as if the classification and measurement under IFRS 9 had always applied, but comparative periods do not need to be restated.

For annual periods beginning before January 1, 2015, an entity may elect to apply either IFRS 9 (2009) or IFRS 9 (2010). While approved by the IASB, both IFRS 9 (2009) and IFRS 9 (2010) have yet to be endorsed by the EU.

In November 2012, the IASB issued an Exposure Draft proposing limited modifications to IFRS 9 (2009) and IFRS 9 (2010). It is unclear at this time what modifications will actually be adopted or if this could impact the effective date and EU endorsement.

Deutsche Bank	02 – Consolidated Financial Statements	282
Financial Report 2012	Notes to the Consolidated Financial Statements
	04 – Acquisitions and Dispositions

04 –

Acquisitions and Dispositions

Business Combinations completed in 2012

In 2012, the Group did not undertake any acquisitions accounted for as business combinations.

Business Combinations completed in 2011

In 2011, the Group completed several acquisitions that were accounted for as business combinations. Of these transactions none were individually significant and they are therefore presented as an aggregate in the following table.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Cash consideration transferred	13

Fair value of call option held to acquire outstanding interests	10

Fair value of contingent consideration	3

Fair value of pre-existing stakes	12

Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	38

Recognized amounts of identifiable assets acquired and liabilities assumed: [1]

Cash and cash equivalents	1

Interest-earning time deposits with banks	2

Financial assets at fair value through profit or loss	2

All other assets	21

Long-term debt	10

All other liabilities	2

Total identifiable net assets	14

Goodwill	25

Negative goodwill	1

Total identifiable net assets and goodwill acquired, less negative goodwill	38

1   By major class of assets acquired and liabilities assumed.

Among these transactions was the step-acquisition of the outstanding interests in Deutsche UFG Capital Management (“DUCM”), one of Russia’s largest independent asset management companies. The transaction closed on November 11, 2011, following the exercise of a purchase option on the remaining 60 % stake. DUCM was allocated to Asset & Wealth Management (AWM).

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

The following paragraphs provide detailed disclosures on the Postbank acquisition, specifically: a description of Postbank’s business activities and the expected impact from their integration on the Group; the takeover offer; the Deutsche Bank capital increase; the treatment of the Group’s equity investment and other financial instruments on Postbank shares held at the closing date; a domination and profit and loss transfer agreement with Postbank; the purchase price allocation and other acquisition-related information.

Deutsche Bank	02 – Consolidated Financial Statements	283
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

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

The Group’s previous Management Agenda Phase 4 provided for a focus on core businesses in the former Private Clients and Asset Management Group Division (PCAM) and home market leadership. In this context, the majority shareholding in Postbank further strengthened the PCAM Group Division, in particular the PBC Corporate Division, and enabled the Group to strengthen and expand its leading position in the German home market. The combination of Deutsche Bank and Postbank offered significant cost and revenue synergy potential and growth opportunities. Furthermore, the inclusion of Postbank businesses in the Group’s consolidated results increased the level of retail banking earnings and strengthened and diversified the Group’s refinancing basis due to the increased volumes in retail customer deposits.

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

Deutsche Bank announced on November 30, 2010 that it had sold 0.5 million Postbank shares, and on December 3, 2010 that it had sold a further 3.9 million Postbank shares both to a third party for a consideration of € 23.96 and € 21.75 per Postbank share, respectively. The sale, which was intended to avoid a delayed completion of the PTO that would have resulted from U.S. merger control proceedings, led to an intermediate legal shareholding of less than 50 % in Postbank. Along with the sale, Deutsche Bank concluded forward purchase contracts corresponding to the aforementioned number of Postbank shares with this third party for a cash consideration of € 23.96 and € 21.75 per Postbank share, respectively, plus a transaction fee of approximately € 0.03 and € 0.015 per share, respectively. The forward purchase contracts settled on December 10, 2010, following satisfaction of U.S. antitrust review and bank regulatory approval requirements. As a result, the Group increased its shareholding in Postbank to 51.98% (equal to 113.7 million Postbank shares), the ultimate level achieved through the PTO. Although the shares had been legally sold to a third party, the Group retained the risks and rewards of those shares. It was deemed to be virtually certain that U.S. antitrust approval would be obtained so that the potential voting rights from those shares were included in the consolidation analysis for financial reporting purposes. Accordingly, the date of acquisition of the Postbank Group was determined as December 3, 2010.

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

Deutsche Bank	02 – Consolidated Financial Statements	284
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

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

During the third quarter 2010, the carrying amount of the equity method investment had been adjusted for a charge of approximately € 2.3 billion recognized in the Group’s income statement within the line item “Net income (loss) from equity method investments”. Since the Group had a clearly documented intention to gain control over Postbank and to commence consolidation in the fourth quarter 2010, this had to be reflected in the determination of the value in use of the equity method investment. Therefore, the charge had been determined based on the carrying amount of the Group’s equity method investment in Postbank as of September 30, 2010 and an assumed fair value of the Postbank shares equal to the price of € 25.00 offered by Deutsche Bank in the PTO. This charge was allocated to the former Corporate Investments Group Division (CI).

On December 3, 2010, the date when control over Postbank was obtained, the Group remeasured to fair value its existing equity method investment in Postbank in accordance with IFRS 3 R. The fair value of the equity method investment was determined on the basis of the offer price of € 25.00, totaling an acquisition-date fair value of € 3,139 million. Considering the net share of profits attributable to the existing Postbank investment in the fourth quarter 2010, the balance of the equity method investment had increased by approximately € 22 million. Accordingly, as of the closing date, the remeasurement resulted in a corresponding loss of € 22 million recognized in the Group’s income statement of the fourth quarter 2010 within the line item “Net income (loss) from equity method investments”. In accordance with IFRS 3 R, net losses recognized in other comprehensive income of € 6 million attributable to the Group’s equity method investment in Postbank up to the closing date have been reclassified to the Group’s income statement of the fourth quarter 2010. These effects were allocated to the former CI Group Division.

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

Deutsche Bank	02 – Consolidated Financial Statements	285
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

Direct Shareholding, MEB and Noncontrolling Interests held in Postbank as of the Acquisition Date

	Number of Postbank shares (in million)	Stake in %
Direct shareholding in Postbank before the PTO	65.5	29.95

Shares acquired in PTO	48.2	22.03

Total direct ownership	113.7	51.98

MEB	60.0	27.42

Total Group equity interest	173.7	79.40

Noncontrolling interests in Postbank	45.1	20.60

Total Postbank shares	218.8	100.00

With the subsequent conversion of the MEB on February 27, 2012, the Group further increased its direct interest in Postbank by 60 million shares or 27.42 ppt. Because the MEB had already been considered as an equity investment in the first place, its conversion did not result in any change in the Group’s consolidated Postbank stake and therefore had no impact on the Group’s total equity and profit or loss. With the exercise of Deutsche Post’s put option on February 28, 2012, the Group’s direct interest and consolidated stake in Postbank further increased by 26.4 million shares or 12.07 ppt. Upon exercise, the recognized liability to purchase Postbank shares was settled. The exercise of the option did not have a material impact on the Group’s total equity.

Domination and profit and loss transfer agreement. Following the approval at the Annual General Meeting of Postbank on June 5, 2012 and entry into the commercial register on June 20, 2012, a domination and profit and loss transfer agreement (“domination agreement”) according to Section 291 Aktiengesetz (“AktG”), the German Stock Corporation Act, between Postbank as dependent company and DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company came into force in the second quarter 2012. The domination agreement was irrevocably validated through an order issued by the Higher Regional Court in Cologne on September 11, 2012. The profit and loss transfer had retroactive effect as of January 1, 2012.

According to the domination agreement, the minority shareholders of Postbank are entitled to receive either a cash settlement pursuant to section 305 AktG of € 25.18 per Postbank share tendered or a compensation payment pursuant to section 304 AktG for each full fiscal year of currently € 1.66 (after corporate income taxes, before individual income taxes on the level of the shareholder) per Postbank share. The initial two month settlement period to tender the shares is extended until the conclusion of pending award proceedings (“Spruchverfahren”) to examine the adequacy of the compensation and settlement payments. The exact length and outcome of this court procedure cannot be predicted.

In concluding the domination agreement in the second quarter 2012, Deutsche Bank had derecognized from the Group’s total equity the noncontrolling interest in Postbank (€ 248 million) as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Correspondingly, the Group had recorded a liability for the obligation to purchase shares under the cash settlement offer (initial amount of € 338 million), which also equalled the net present value of the future compensation payments payable to the minority shareholders of Postbank. The liability had been recognized through derecognition of noncontrolling interests and a balancing entry in shareholders’ equity (additional paid-in capital). Accordingly, the Group commenced to fully attribute Postbank’s results to Deutsche Bank shareholders.

Through December 31, 2012, a total of 481,595 Postbank shares (equal to approximately 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank, thereby increasing the Group’s shareholding in Postbank to approximately 94.1%. In connection with this stake increase, the Group recorded an adjustment to the initial amount of the obligation to purchase Postbank shares, reducing the liability by approximately € 12 million to € 326 million. Starting from the date of entry into the commercial register and in revaluing the liability, as of the reporting date the Group also accrued approximately € 11 million for the expected compensation payments as part of interest expense.

Purchase Price Allocation and Other Acquisition-related Information. Due to closing of the acquisition shortly before year-end 2010 and given its complexity, the initial acquisition accounting for Postbank had not been

Deutsche Bank	02 – Consolidated Financial Statements	286
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

finalized at December 31, 2010. In completing the acquisition accounting in the fourth quarter 2011, the “Purchase Price Allocation and Other Acquisition-related Information” as of the closing date, which were previously disclosed for Postbank, had been updated to reflect adjustments existing at the acquisition date and identified during the measurement period under IFRS 3 R.

The following table summarizes the final acquisition-date status of the consideration transferred and the fair value of the Postbank equity method investment held before the business combination. In considering certain adjustments made during the measurement period, it also details, as of December 3, 2010, the final fair value amounts of assets acquired and liabilities assumed for the Postbank Group, a noncontrolling interest and goodwill acquired in the business combination. The measurement period adjustments reflected refinements of the initial fair value of certain assets acquired and liabilities assumed. They are based on facts and circumstances existing as of the acquisition date and did not result from intervening events subsequent to the acquisition date. The adjustments were mainly a result of updated information concerning expected cash flows and parameters used for the valuation of the acquired loan portfolio as well as for long-term debt assumed, refined parameters applied in the intangible asset valuation and the finalization of the fair valuation of the derivatives portfolio, with the latter resulting in a nearly proportional increase of financial assets and liabilities at fair value through profit or loss.

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

Deutsche Bank	02 – Consolidated Financial Statements	287
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

Major Classes of Receivables Acquired from Postbank on December 3, 2010 that the Group Classified as Loans as of the Acquisition Date

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

As part of the final purchase price allocation, the Group recognized intangible assets of approximately € 1.4 billion included in the fair value of identifiable net assets acquired. These amounts represented both intangible assets included in the balance sheet of Postbank as well as those intangible assets which were ultimately identified in the purchase price allocation. The intangible assets mainly comprised customer relationships (€ 588 million), the Postbank trademark (€ 411 million) as well as software (€ 282 million).

Goodwill arising from the acquisition of Postbank was determined under the proportionate interest approach (“partial goodwill method”) pursuant to IFRS 3 R. The goodwill largely reflects the value from revenue and cost synergies expected from the acquisition of Postbank. The goodwill, which had been fully assigned to PBC, is not deductible for tax purposes.

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

In addition, the Group and Postbank were parties to a comprehensive, mutually beneficial cooperation agreement. The agreement was entered into in 2008 in context of the acquisition of a noncontrolling interest in Postbank and encompassed financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covered areas such as sourcing and IT-infrastructure.

Deutsche Bank	02 – Consolidated Financial Statements	288
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

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

Following consolidation commencing on December 3, 2010, for the year 2010 Postbank had contributed net revenues and net income after tax (including amortization of fair value adjustments from the purchase price allocation) of € 423 million and € 62 million, respectively, to the Group’s income statement. Considering certain transaction and integration costs of € 48 million recorded on the Group level, the Postbank consolidation impact on PBC’s income before income taxes attributable to Deutsche Bank shareholders in 2010 had amounted to € 30 million.

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

ABN AMRO

On April 1, 2010, Deutsche Bank had completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for an initial consideration of € 700 million paid in cash in the second quarter 2010. The amount of the consideration was reduced in the fourth quarter 2010 by € 13 million to € 687 million, following preliminary adjustments made to the closing balance sheet of the acquired businesses. The closing of the acquisition followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition was a key element in Deutsche Bank’s strategy of further expanding its classic banking businesses.

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

The two corporate client units, the 13 branches and HBU were included in a separate legal entity prior to the acquisition which was renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses are using the Deutsche Bank brand name and are part of the Group’s Global Transaction Banking Corporate Division (GTB).

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

Deutsche Bank	02 – Consolidated Financial Statements	289
Financial Report 2012	Notes to the Consolidated Financial Statements
	04 – Acquisitions and Dispositions

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

As part of the purchase price allocation, customer relationships of € 168 million were identified as amortizing intangible assets. Furthermore, under the terms and conditions of the acquisition, ABN AMRO is providing initial credit risk coverage for 75 % of ultimate credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the fair value of the guarantee totaled € 544 million, subject to amortization over the expected average life-time of the underlying portfolio. In connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands, the Group settled the credit protection received from the seller.

Financial Assets Acquired from ABN AMRO on April 1, 2010 that the Group Classified as Loans as of the Acquisition Date

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

Deutsche Bank	02 – Consolidated Financial Statements	290
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

For the year 2011, ABN AMRO accounted for net revenues and a net loss after tax of € 554 million and € 153 million, respectively, in the Group’s income statement. This included the amortization of fair value adjustments from the purchase price allocation and an adjustment to the amortization of the upfront premium included in the purchase consideration representing credit protection to be provided by the seller. The latter adjustment was reflected in noninterest expenses and included charges of € 53 million related to the year 2010 (within segment reporting assigned to Consolidation & Adjustments (C&A)) and € 34 million related to the first half of 2011 (in segment reporting recorded in GTB). The respective amortization expense for the second half of 2011 amounted to € 88 million.

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

The acquisition enabled the Group to strengthen its asset and wealth management activities among high-net-worth private clients, family offices and trusts in Europe and especially in Germany. Sal. Oppenheim Group’s independent wealth management activities are being expanded under the established brand name of the traditional private bank, while preserving its private bank character. Its integrated asset management concept for private and institutional clients is to be retained.

As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset and wealth management activities, the investment bank, BHF-BANK Group (“BHF-BANK”), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group’s AWM Corporate Division, except that BHF-BANK and BAS initially became part of the former CI Group Division. During the second quarter 2010, BHF-BANK and BAS were also transferred to the Corporate Division AWM . For information on the subsequent business designation of BHF-BANK in 2011, please refer to Note 05 “Business Segments and Related Information”.

The sale of BAS to Bank of New York Mellon was consummated in August 2010. Also, as part of the Sal. Oppenheim Group, the Group had acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010. Over the course of 2010, Sal. Oppenheim Group discontinued most of its investment banking activities via sale or wind-down. The Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia’s Macquarie Group in the second quarter 2010. In December 2010, Deutsche Bank had announced exclusive negotiations with Liechtenstein’s LGT Group concerning the contemplated sale of BHF-BANK. Accordingly, the Group had classified BHF-BANK as a disposal group held for sale as of December 31, 2010. For information on the further development in 2012, please also refer to the Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

Deutsche Bank	02 – Consolidated Financial Statements	291
Financial Report 2012	Notes to the Consolidated Financial Statements
	04 – Acquisitions and Dispositions

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

The acquisition resulted in the recognition of goodwill of € 844 million which largely consisted of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill was not deductible for tax purposes. Intangible assets included in the identifiable net assets acquired mainly represented software, customer relationships and the Sal. Oppenheim trademark. As part of the acquisition accounting, Deutsche Bank recognized a contingent liability of € 251 million for a large population of items relating to certain businesses acquired from Sal. Oppenheim Group. The timing and actual amount of outflow are uncertain. It is expected that these obligations will be settled over the next three years. In 2012, the amount of the liability declined to € 174 million, mainly as a result of the reassessment of inherent obligations. The Group continues to analyze the risks and the potential timing of outflows.

Deutsche Bank	02 – Consolidated Financial Statements	292
Financial Report 2012	Notes to the Consolidated Financial Statements
	04 – Acquisitions and Dispositions

Financial Assets Acquired from Sal. Oppenheim that the Group Classified as Loans as of the Acquisition Date

in € m.

Contractually required cash flows including interest (undiscounted)	6,940

Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	1,187

Cash flows expected to be collected[1]	5,753

[1]	Represents undiscounted expected principal and interest cash flows upon acquisition.

Following the acquisition but on the date of closing, Deutsche Bank had made a capital injection of € 195 million into the new subsidiary Sal. Oppenheim S.C.A. This amount did not form part of the purchase consideration and accordingly was not included in the aforementioned goodwill calculation.

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

Since the acquisition, these businesses had collectively contributed net revenues and net income after tax of € 2 million each to the Group’s income statement for the year 2010. If the acquisitions had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income after tax in 2010 also would have been € 2 million each.

Deutsche Bank	02 – Consolidated Financial Statements	293
Financial Report 2012	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2012 and 2011, the Group completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IAS 27 R, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the Group’s income statement. The total consideration transferred in 2012 and 2011 on these transactions amounted to € 1,371 million and € 77 million, respectively. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group’s interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders’ equity.

The following table summarizes the aggregated effect of changes in the Group’s ownership interests recorded for these subsidiaries during 2011 and 2012. Ownership changes during this period mainly related to the consolidated interest in Postbank. Subsequent to the step-acquisition in December 2010, the Group had raised its direct shareholdings in Postbank through the conversion of the MEB and the exercise of the put and call options on Postbank shares in February 2012 as well as through additional shares purchased in the market. In concluding the domination agreement in the second quarter 2012, Deutsche Bank had derecognized from the Group’s total equity the remaining noncontrolling interest of € 248 million in Postbank as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Through December 31, 2012, a total of 481,595 Postbank shares (equal to approximately 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank under the domination agreement, thereby increasing the Group’s direct shareholding to approximately 94.1%.

in € m.	2012	2011
Deutsche Bank’s ownership interests as of beginning of the period	4,448	6,363

Net increase in Deutsche Bank’s ownership interests	753	56

Deutsche Bank’s share of net income or loss	803	822

Deutsche Bank’s share of other comprehensive income	1,030	(427)

Deutsche Bank’s share of other equity changes	(207)	375

Deutsche Bank’s ownership interests at the end of the period	6,827	7,189

Dispositions

During 2012, 2011 and 2010, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included several businesses the Group had previously classified as held for sale, among them the sale of Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd. in the first quarter 2011 and BHF Asset Servicing GmbH in the third quarter 2010, a business already classified held for sale as part of the acquisition of the Sal. Oppenheim Group in the first quarter 2010. The total cash consideration received for these dispositions in 2012, 2011 and 2010 was € 99 million, € 368 million and € 281 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2012	2011	2010
Cash and cash equivalents	–	21	45
All remaining assets	1,937	1,383	2,180

Total assets disposed	1,937	1,404	2,225

Total liabilities disposed	1,592	1,039	1,932

Also included in these dispositions completed in 2011 and 2010 were several divestitures in which the Group retained noncontrolling interests in the former subsidiaries. None of these disposal transactions were individually significant. The interests retained in the former subsidiaries were recognized initially at fair value as of the date when control was lost, on which date these interests were subsequently accounted for under the equity method. While there was no gain or loss on these dispositions in 2011, the resulting net gain recognized on these divestitures in 2010 totaled € 15 million, and is included in other income. Of that net gain recognized in 2010, € 5 million were related to the remeasurement to fair value of the interests retained in these former subsidiaries.

Deutsche Bank	02 – Consolidated Financial Statements	294
Financial Report 2012	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information

05 –

Business Segments and Related Information

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

Following a strategic review the Bank announced in September 2012 changes to the composition of its business segments. Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as exchange traded funds (“ETF’s”), was transferred from CB&S to the newly integrated AWM. Additionally, a NCOU was set up which represents a distinct corporate division besides CB&S, GTB, AWM and PBC and into which non-core assets, liabilities and businesses from CB&S, AWM and PBC, and the entirety of the former CI Group Division, have been assigned. Following further integration of CB&S and GTB activities, a refinement was made to the allocation of coverage costs between both corporate divisions. Prior periods were restated to reflect these changes.

Restating of comparative financial information generally requires some assumptions and judgments. When setting up the NCOU and presenting how the business segments would have looked had the new structure been in place in prior periods, the following assumptions were applied. For businesses and portfolios of assets and liabilities that had already been run as legacy or non-core activities for the prior periods, all associated revenues and costs were extracted and moved into the NCOU, even when parts of the portfolio had already been sold before the date at which the NCOU was established. When restating for certain individual assets and liabilities, which were embedded within larger portfolios previously not treated as run-off or legacy, all revenues and costs associated with the transferred positions were allocated to the NCOU. The financials of similar individual assets and liabilities, which hypothetically would have qualified for the NCOU, have not been transferred to the NCOU if the positions were already disposed of before the date at which the NCOU was established.

The following business segments represent the Group’s organizational structure as reflected in its internal management reporting systems as of December 31, 2012.

Corporate Banking & Securities (CB&S) comprises the Markets and Corporate Finance business divisions. These businesses offer capital markets and financial products worldwide, ranging from sales and trading, mergers and acquisitions advice and the underwriting of stocks and bonds to the tailoring of structured solutions for companies’ complex financial requirements. CB&S serves corporate and institutional clients, ranging from multinational corporations to banks and sovereign organizations.

Global Transaction Banking (GTB) consists of the business divisions Trade Finance and Cash Management Corporates as well as Trust & Securities Services and Cash Management Financial Institutions. It delivers commercial banking products and services to its clients, including domestic and cross-border payments, financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. GTB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, financial institutions and sovereign organizations.

Asset & Wealth Management (AWM) combines former Private Wealth Management (PWM) and Asset Management (AM) business divisions as well as passive and third-party alternatives businesses for which management responsibility was transferred from CB&S to AWM at the end of 2012 following the strategic review. The integrated division is based on two pillars: Investment Platform and Coverage/Advisory. The Investment Platform offers capabilities across a diverse array of asset classes and provides securities investment management and investment management of third party portfolios including a closed book life insurance

Deutsche Bank	02 – Consolidated Financial Statements	295
Financial Report 2012	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information

business. Additionally, it provides access to passive investment and a wide range of alternatives businesses. Furthermore, the Investment Platform also offers customized wealth management solutions and private banking services including lending and discretionary portfolio management. Coverage/Advisory is focusing on connecting and engaging with clients. Beside the coverage of Institutional and Key Clients, Coverage/Advisory serves high-net-worth clients and ultra-high-net-worth individuals and family offices by providing customized advice including risk management. Furthermore, a regional dimension of the organization ensures that local characteristics and opportunities are being taken into account in order to define and provide optimal regional client strategies and solutions.

Private & Business Clients (PBC) consist of three business divisions: Advisory Banking Germany, which comprises all of PBC’s activities in Germany excluding Postbank, Advisory Banking International, which covers PBC’s European activities outside Germany and PBC’s activities in Asia including the stake in and partnership with Hua Xia Bank, and Consumer Banking Germany which mainly comprises the contribution of Postbank Group to the consolidated results of Deutsche Bank. PBC offers a full range of retail banking products and services throughout Europe and Asia, including portfolio/fund management and brokerage services and loan and deposit services, as well as traditional current accounts, savings accounts and time deposits. PBC serves retail and affluent clients as well as small corporate customers.

Non-Core Operations Unit (NCOU) manages activities which are no longer considered to be part of the Group’s core business activities and which are therefore subject to targeted de-risking. The NCOU comprises the following major components.

—	Credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39, which were assigned from CB&S.
—	Non-core assets from Sal. Oppenheim, predominantly mortgages and loans, real estate funds and participations in private equity investment funds along with other minor investments assigned from AWM.
—

Non-core portfolios within Consumer Banking Germany (Postbank), mainly non-strategic home loans, savings and deposits and other liabilities (e.g., legacy bonds issued by Postbank, unsecured bonds), that were assigned from PBC.

—

The Structured Credit Portfolio (“SCP”), GIIPS bonds, selected Commercial Real Estate loans outside of Germany, and the non-strategic reverse repo portfolio, all from Consumer Banking (Postbank), which were assigned from PBC.

—	Advisory Banking non-core, which contains for the most part retail loans already in run-off that are primarily originated outside of Germany, was assigned from PBC.
—	The former Group Division CI became part of the NCOU.

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

—	Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as ETF’s, was transferred from CB&S to the newly integrated AWM.
—	Following further integration of CB&S and GTB activities, a refinement was made effective in the fourth quarter to the allocation of coverage costs between both corporate divisions.
—	Effective August 15, 2012, Postbank’s Asset Management activities were sold to DWS Group and therefore transferred from the Corporate Division PBC to the Corporate Division AWM.
—

Effective January 1, 2011, BHF-BANK was transferred from the former Business Division PWM within the Corporate Division AWM back to the former Group Division CI. In the second quarter 2010, the BHF-BANK operations had been transferred from the former Group Division CI to the former Business Division PWM.

—	Effective January 1, 2011, the exposure in Actavis Group was transferred from the Corporate Division CB&S to the former Group Division CI.
—

With effect from July 1, 2010, an integrated management structure for the whole of the former CIB Group Division was implemented following changes in the Management Board, and in the responsibility for Corporate Finance and GTB. During the third quarter 2011, the former Capital Markets Sales business unit

Deutsche Bank	02 – Consolidated Financial Statements	296
Financial Report 2012	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information

within the Corporate Division GTB was transferred to the Corporate Division CB&S. In addition, a portfolio consisting of short-term lending transactions with German mid-cap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB in order to leverage the adjacencies between the cash management, trade financing and short-term lending activities with these clients.

Acquisitions and divestitures with significant impact on the Group’s segment operations are described below:

—	On October 31, 2012, the Group exited the exposure to Actavis, the generic pharmaceuticals company, upon completion of Watson Pharmaceuticals’ acquisition of Actavis.
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

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Reconciliation of Segmental Results of Operations to Consolidated Results of Operations” section of this note. The information provided about each segment is based on the internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in C&A) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a non-profit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon “price per unit”, “fixed price” or “agreed percentages”. Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments. In 2012, the Group ceases to disclose a split of the net revenues between revenues from external customers and intersegment revenues, which was previously presented in the section “Segmental Results of Operations”, as this information is not provided to and not reviewed by the chief operating decision maker within the internal management reporting. The change in approach has also been reflected in the information for the comparative years 2011 and 2010.

Deutsche Bank	02 – Consolidated Financial Statements	297
Financial Report 2012	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information

The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates a net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment’s allocated average active equity.

When implementing the changes to the Group’s business segments in the fourth quarter 2012, a review of the information provided to and reviewed by the chief operating decision maker was conducted. Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e. the amounts do not include intersegment balances. This consolidated view is deemed more appropriate, especially for the NCOU, as it improves external transparency on the Group’s non-core positions (e.g. assets) and on progress of targeted de-risking activities. The presentation of segment assets in this note has been changed accordingly. Segment assets for the comparative years 2011 and 2010 were restated.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. These measures include:

— Average Active Equity: The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. The items for which the average shareholders’ equity is adjusted to calculate average active equity consist of average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes) and average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments and to C&A in proportion to their regulatory requirements. Under the new methodology, economic capital as the basis for allocation is substituted by risk-weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remained unchanged. The total amount allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2012, the Group derives its internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10.0%). The average active equity for 2011 was adjusted accordingly. The year 2010 was not adjusted based on the grounds that the 9 % Core Tier 1 target was communicated only over the course of 2011 for December 31, 2011, but did not exist in and for 2010. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S. For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.

— Return on Average Active Equity in % is defined as income (loss) before income taxes less pre-tax noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Deutsche Bank	02 – Consolidated Financial Statements	298
Financial Report 2012	Notes to the Consolidated Financial Statements
	05 – Business Segments and Related Information

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2012, 2011 and 2010, respectively.

2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting
Net revenues[1]	15,648	4,006	4,466[4]	9,541	1,058	34,719

Provision for credit losses	121	168	18	781	634	1,721

Total noninterest expenses	12,637	3,169	4,288	7,221	3,305	30,619
therein:
Depreciation, depletion and amortization	5	0	0	(0)	2	8
Severance payments	167	24	43	249	3	487
Policyholder benefits and claims	–	–	414	–	–	414
Impairment of intangible assets	1,174	73	202	15	421	1,886
Restructuring activities	246	40	104	–	3	394

Noncontrolling interests	17	–	0	16	33	66

Income (loss) before income taxes	2,874	669	160	1,524	(2,914)	2,313

Cost/income ratio	81%	79%	96%	76%	N/M	88%

Assets[2,3]	1,475,090	77,378	68,408	282,603	97,265	2,000,744

Expenditures for additions to long-lived assets	15	1	1	140	–	157

Risk-weighted assets	124,939	27,093	12,451	72,695	80,295	317,472

Average active equity	18,236	3,012	5,888	11,865	10,189	49,191

Pre-tax return on average active equity	16%	22%	3%	13%	(29) %	5%

1 Includes:

Net interest income	5,368	1,805	946	6,116	1,533	15,767

Net income (loss) from equity method investments	131	5	6	312	(299)	155

2 Includes:

Equity method investments	751	46	131	2,303	307	3,538

N/M – Not meaningful

[3]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[4]	Includes Abbey Life insurance revenues of € 420 million with the related policyholder benefits and claims offset in total noninterest expenses.

2011
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting
Net revenues[1]	14,109	3,608	4,277[4]	10,393	879	33,266

Provision for credit losses	90	158	22	1,185	385	1,840

Total noninterest expenses	10,341	2,411	3,313	7,128	2,554	25,746
therein:
Depreciation, depletion and amortization	36	6	25	165	272	504
Severance payments	79	14	29	220	60	403
Policyholder benefits and claims	–	–	207	–	–	207
Impairment of intangible assets	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–

Noncontrolling interests	21	–	0	178	14	213

Income (loss) before income taxes	3,657	1,039	942	1,902[5]	(2,074)	5,466

Cost/income ratio	73%	67%	77%	69%	N/M	77%

Assets[2,3]	1,591,863	85,751	68,848	270,086	134,712	2,151,260

Expenditures for additions to long-lived assets	44	7	37	181	98	367

Risk-weighted assets	155,302	26,986	14,626	78,637	103,810	379,362

Average active equity	14,389	3,068	5,656	12,081	11,405	46,599

Pre-tax return on average active equity	25%	34%	17%	16%	(18) %	12%

1 Includes:

Net interest income	5,949	1,744	805	6,592	2,152	17,242

Net income (loss) from equity method investments	23	2	40	140	(471)	(266)

2 Includes:

Equity method investments	731	43	154	2,043	751	3,722

N/M – Not meaningful

[3]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[4]	Includes Abbey Life insurance revenues of € 178 million with the related policyholder benefits and claims offset in total noninterest expenses.
[5]	Includes a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).

Deutsche Bank	02 – Consolidated Financial Statements	299
Financial Report 2012	Notes to the Consolidated Financial Statements
	05 – Business Segments and Related Information

2010
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting
Net revenues [1]	16,282	3,379[4]	4,520[5]	6,048	(1,285)[6]	28,944

Provision for credit losses	19	113	14	550	577	1,273

Total noninterest expenses	10,920	2,386	3,905	4,408	1,690	23,308
therein:
Depreciation, depletion and amortization	41	6	46	73	73	238
Severance payments	189	71	60	33	61	414
Policyholder benefits and claims	–	–	486	–	–	486
Impairment of intangible assets	–	29	–	–	–	29
Restructuring activities	–	–	–	–	–	–

Noncontrolling interests	21	–	(2)	8	(4)	24

Income (loss) before income taxes	5,321	880	603	1,082	(3,548)	4,339

Cost/income ratio	67%	71%	86%	73%	N/M	81%

Assets[2,3]	1,314,556	67,621	66,334	276,878	168,397	1,893,785

Expenditures for additions to long-lived assets	52	1	11	67	776	907

Risk-weighted assets	139,216	26,996	15,051	87,031	75,228	343,522

Average active equity	13,320	2,416	5,277	3,174	9,318	33,505

Pre-tax return on average active equity	40%	36%	11%	34%	(38) %	13%

1 Includes:

Net interest income	7,434	1,387	751	3,671	2,283	15,526

Net income (loss) from equity method investments	(83)	1	18	(12)	(1,934)	(2,010)

2 Includes:

Equity method investments	1,659	41	208	34	616	2,558

N/M – Not meaningful

[3]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[4]

Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010.

[5]	Includes Abbey Life insurance revenues of € 511 million with the related policyholder benefits and claims offset in total noninterest expenses.
[6]	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, respectively.

	2012			2011			2010
in € m.	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	34,719	(978)	33,741	33,266	(38)	33,228	28,944	(377)	28,567

Provision for credit losses	1,721	0	1,721	1,840	(1)	1,839	1,273	0	1,274

Noninterest expenses	30,619	617	31,236	25,746	253	25,999	23,308	10	23,318

Noncontrolling interests	66	(66)	–	213	(213)	–	24	(24)	–

Income (loss) before income taxes	2,313	(1,529)	784	5,466	(77)	5,390	4,339	(363)	3,975

Assets[2]	2,000,744	11,585	2,012,329	2,151,260	12,843	2,164,103	1,893,785	11,844	1,905,630

Risk-weighted assets	317,472	16,133	333,605	379,362	1,884	381,246	343,522	2,683	346,204

Average active equity[3]	49,191	5,929	55,120	46,599	3,850	50,449	33,505	7,848	41,353

[1]	Net interest income and noninterest income.
[2]	Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[3]	The increase in Average Active Equity in C&A reflects the capital build up the bank is undertaking in light of increasing external capital requirements under the Basel 3 framework.

In 2012, the main components of net revenues in C&A were:

—

Timing differences of approximately negative € 715 million related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These effects will reverse over the life time of the positions. The negative effect included approximately € 305 million related to economically hedged positions which resulted from the reversal of prior period interest rate effects and from changes in interest rates in both euro and U.S. dollar. Approximately € 290 million were attributable to

Deutsche Bank	02 – Consolidated Financial Statements	300
Financial Report 2012	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information

a narrowing of mid- to long-term spreads on the mark-to-market valuation of U.S. dollar/euro basis swaps related to the Group’s funding. In addition, the narrowing of credit spreads on Group’s own debt contributed mark-to-market losses of approximately € 115 million to the result in C&A.

—	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 345 million.
—

The remainder of net revenues was mainly due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest income related to tax refunds and accruals.

Noninterest expenses included litigation related charges of approximately € 360 million as well as bank levies of € 213 million, primarily related to Germany, partly offset by the UK due to a credit resulting from a double taxation agreement.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&A. The decrease in 2012 compared to 2011 was mainly due to Postbank.

Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.

Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group’s pension schemes. The main driver for the increase of risk-weighted assets was the reclassification of risk-weighted assets related to gross pension fund assets in 2012 to C&A.

Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in the “Measurement of Segment Profit or Loss” section of this Note.

In 2011 and in 2010, the main components of net revenues in C&A were:

—

Timing differences from different accounting methods used for management reporting and IFRS amounted to approximately positive € 25 million and negative € 210 million in 2011 and 2010, respectively. In 2011, the result was essentially related to two partly offsetting effects. The widening of the credit spread of the Group’s own debt resulted in a mark-to market gain. Economically hedged short-term positions as well as economically hedged debt issuance trades resulted in a net loss, mainly driven by movements in interest rates in both euro and U.S. dollar. In 2010, the latter was the main driver for the mark-to market loss.

—	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 215 million and € 245 million, respectively.
—

The remainder of net revenues was due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest income related to tax refunds and accruals.

Noninterest expenses in 2011 were driven by bank levies of € 247 million, primarily related to Germany and the UK. In 2010, they included the receipt of insurance payments which were partly offset by charges for litigation provisions as well as other items outside the management responsibility of the business segments.

The increase in noncontrolling interests in 2011 compared to 2010 was mainly due to Postbank.

Deutsche Bank	02 – Consolidated Financial Statements Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	301
Financial Report 2012

Entity-Wide Disclosures

Net Revenue Components

in € m.	2012	2011	2010
Corporate Banking & Securities:

Sales & Trading (debt and other products)	9,181	8,520	9,844

Sales & Trading (equity)	2,288	2,235	2,875

Sales & Trading (equity, debt & other)	11,469	10,755	12,718

Origination (debt)	1,417	1,056	1,200

Origination (equity)	518	559	706

Origination (equity & debt)	1,935	1,615	1,906

Advisory	590	621	573

Loan products	1,107	1,158	1,146

Other products	547	(39)	(62)

Total Corporate Banking & Securities	15,648	14,109	16,282

Global Transaction Banking:

Transaction services	4,006	3,608	3,163

Other products	–	–	216

Total Global Transaction Banking	4,006	3,608	3,379

Asset & Wealth Management:

Discretionary portfolio management/fund management	2,108	2,104	2,178

Advisory/brokerage	807	789	830

Credit products	411	393	378

Deposits and payment services	236	158	142

Other products[1]	904	833	993

Total Asset & Wealth Management	4,466	4,277	4,520

Private & Business Clients:

Discretionary portfolio management/fund management	213	251	313

Advisory/brokerage	860	914	887

Credit products	2,149	2,099	2,117

Deposits and payment services	2,064	2,085	1,962

Other products[2]	4,255	5,044	769

Total Private & Business Clients	9,541	10,393	6,048

Total Non-Core Operations Unit	1,058	879	(1,285)

Consolidation & Adjustments	(978)	(38)	(377)

Total[3]	33,741	33,228	28,567

[1]	Includes revenues from ETF business.
[2]	Includes revenues from Postbank since consolidation on December 3, 2010.
[3]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	02 – Consolidated Financial Statements Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	302
Financial Report 2012

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2012, 2011 and 2010, respectively. The information presented for CB&S, GTB, AWM, PBC and NCOU has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

in € m.	2012	2011	2010
Germany:
CB&S	1,483	1,380	1,724
GTB	1,256	1,213	1,159
AWM	1,157	1,181	1,188
PBC	7,560	8,516	4,438
NCOU	1,018	520	360

Total Germany	12,473	12,808	8,869

Europe, Middle East and Africa:
CB&S	5,833	5,393	5,837
GTB	1,377	1,263	1,225
AWM	1,218	2,070	1,912
PBC	1,949	1,851	1,574
NCOU	(422)	(124)	(1,687)

Total Europe, Middle East and Africa[1]	9,955	10,453	8,861

Americas (primarily United States):
CB&S	5,663	4,693	5,781
GTB	770	627	596
AWM	1,666	623	1,061
PBC	–	–	–
NCOU	484	445	15

Total Americas	8,584	6,389	7,453

Asia/Pacific:
CB&S	2,670	2,643	2,939
GTB	603	505	400
AWM	424	404	360
PBC	32	27	37
NCOU	(22)	38	28

Total Asia/Pacific	3,707	3,617	3,763

Consolidation & Adjustments	(978)	(38)	(377)

Consolidated net revenues[2]	33,741	33,228	28,567

[1]	For the years ended December 31, 2012, 2011 and 2010 the United Kingdom accounted for 48%, 53 % and 70 % of these revenues, respectively.
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

Deutsche Bank	02 – Consolidated Financial Statements	303
Financial Report 2012	Notes to the Consolidated Income Statement 06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Notes to the Consolidated Income Statement

06 –

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2012	2011	2010
Interest and similar income:
Interest-earning deposits with banks	919	794	691
Central bank funds sold and securities purchased under resale agreements	762	977	446
Securities borrowed	203	155	133
Financial assets at fair value through profit or loss	14,124	15,376	15,589
Interest income on financial assets available for sale	1,449	935	700
Dividend income on financial assets available for sale	138	148	137
Loans	13,662	14,914	10,222
Other	985	1,579	861

Total interest and similar income	32,242	34,878	28,779

Interest expense:
Interest-bearing deposits	5,725	6,779	3,800
Central bank funds purchased and securities sold under repurchase agreements	315	426	301
Securities loaned	421	343	278
Financial liabilities at fair value through profit or loss	6,637	6,515	6,019
Other short-term borrowings	342	479	375
Long-term debt	1,929	1,835	1,490
Trust preferred securities	842	813	781
Other	140	243	152

Total interest expense	16,351	17,433	13,196

Net interest income	15,891	17,445	15,583

Interest income recorded on impaired financial assets was € 100 million, € 83 million and € 146 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2012	2011	2010
Trading income:
Sales & Trading (equity)	1,601	(1,404)	133
Sales & Trading (debt and other products)	4,630	4,379	4,982
Total Sales & Trading	6,230	2,975	5,115
Other trading income	(669)	(226)	(1,457)

Total trading income	5,561	2,749	3,658

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	14	(20)	35
Securities borrowed/loaned	(1)	(0)	–
Loans and loan commitments	738	(894)	(331)
Deposits	(56)	(368)	(13)
Long-term debt[1]	(698)	1,772	83
Other financial assets/liabilities designated at fair value through profit or loss	41	(181)	(78)

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	38	309	(304)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354

[1]

Includes € 167 million, € (20) million and € 39 million from securitization structures for the years ended December 31, 2012, 2011 and 2010, respectively. Fair value movements on related instruments of € 97 million, € (108) million and € 163 million for December 31, 2012, 2011 and 2010, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

Deutsche Bank	02 – Consolidated Financial Statements	304
Financial Report 2012	Notes to the Consolidated Income Statement 07 – Commissions and Fee Income

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2012	2011	2010
Net interest income	15,891	17,445	15,583

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:
Sales & Trading (equity)	1,738	1,504	2,151
Sales & Trading (debt and other products)	8,212	8,107	9,102
Total Sales & Trading	9,951	9,611	11,253
Loan products[1]	337	353	171
Remaining products	1,015	535	353

Corporate Banking & Securities[2]	11,303	10,499	11,777

Global Transaction Banking	1,869	1,842	1,451

Asset & Wealth Management	1,451	991	1,179

Private & Business Clients	6,221	6,623	3,875

Non-Core Operations Unit	277	588	321

Consolidation & Adjustments	370	(40)	333

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937

[1]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within CB&S.

07 –

Commissions and Fee Income

in € m.	2012	2011	2010
Commission and fee income and expense:

Commission and fee income	13,933	14,409	13,652
Commission and fee expense	2,422	2,865	2,983

Net commissions and fee income	11,510	11,544	10,669

in € m.	2012	2011	2010
Net commissions and fee income:

Net commissions and fees from fiduciary activities	3,425	3,458	3,529
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	3,418	3,665	3,873
Net fees for other customer services[1]	4,667	4,421	3,267

Net commissions and fee income	11,510	11,544	10,669

[1]	The increase from 2010 to 2011 includes commissions related to nonbanking activities of Postbank.

Deutsche Bank	02 – Consolidated Financial Statements	305
Financial Report 2012	Notes to the Consolidated Income Statement 09 – Other Income

08 –

Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2012	2011		2010
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	65	(223)		58
Net gains (losses) from disposal	116	285		74
Impairments	(51)	(508)	[1]	(16)

Net gains (losses) on equity securities:	206	289		120
Net gains (losses) from disposal/remeasurement	306	383		164
Impairments	(100)	(94)		(44)

Net gains (losses) on loans:	55	17		18
Net gains (losses) from disposal	63	24		36
Impairments	(8)	(7)		(18)
Reversal of impairments	0	–		0

Net gains (losses) on other equity interests:	(25)	39		5
Net gains (losses) from disposal	(24)	56		40
Impairments	(1)	(17)		(35)

Total net gains (losses) on financial assets available for sale	301	123		201

[1]	Includes impairments of € (527) million on Greek government bonds, partly offset by reversals of impairments on debt securities recorded in prior periods.

Please refer also to Note 17 “Financial Assets available for Sale” of this report.

09 –

Other Income

in € m.	2012	2011	2010
Other income:

Net income from investment properties	(18)	33	(3)
Net gains (losses) on disposal of investment properties	31	14	5
Net gains (losses) on disposal of consolidated subsidiaries	41	39	18
Net gains (losses) on disposal of loans	4	(22)	(87)
Insurance premiums[1]	220	214	252
Net income from derivatives qualifying for hedge accounting[2]	(1,081)	336	34
Consolidated investments[3]	768	570	247
Remaining other income	316	138	298

Total other income	281	1,322	764

[1]	Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.
[2]	The decrease in 2012 compared to 2011 is driven by ineffectiveness related to hedges.
[3]	The increase in 2011 compared to 2010 is essentially driven by The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010.

Deutsche Bank	02 – Consolidated Financial Statements	306
Financial Report 2012	Notes to the Consolidated Income Statement 11 – Restructuring

10 –

General and Administrative Expenses

in € m.	2012	2011	2010
General and administrative expenses:

IT costs	2,547	2,194	2,274
Occupancy, furniture and equipment expenses	2,115	2,072	1,679
Professional service fees	1,870	1,632	1,616
Communication and data services	907	849	785
Travel and representation expenses	518	539	554
Payment, clearing and custodian services	609	504	418
Marketing expenses	376	410	335
Consolidated investments[1]	760	652	390
Other expenses[2]	5,314	3,805	2,082

Total general and administrative expenses	15,016	12,657	10,133

[1]	The increase in consolidated investments in 2011 compared to 2010 is essentially driven by The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010.
[2]

The increase in 2012 compared to 2011 is mainly driven by litigation related expenses of € 2.5 billion. See Note 29 “Provisions”, for more detail on litigation. The increase in 2011 compared to 2010 is primarily driven by specific charges in CB&S (€ 655 million litigation related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim) and the first time consideration of € 247 million for the German and UK bank levies.

11 –

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to invest approximately € 4 billion over the next three years with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

The Group disclosed in its Interim Report as of June 30, 2012 a headcount reduction of approximately 1,900. During the second half of 2012 the Group identified 2,361 headcount that will be reduced through restructuring and other means. Of these reductions, 673 headcount have been reduced through activities that were not eligible for treatment as restructuring charges pursuant to the restructuring program described in the following paragraph, for instance voluntary leavers and retirements where the roles will not be replaced. The remaining 1,688 headcount have been identified as restructuring eligible. The total headcount reductions were identified within the CB&S Corporate Division (1,064 headcount), the AWM Corporate Division (683 headcount) and the NCOU (2 headcount). The headcount reduction for Infrastructure functions was 612 headcount, thereof 497 headcount supported the CB&S Corporate Division and 115 headcount supported the AWM Corporate Division.

In the second half of 2012 the Group’s Management Board approved two phases of restructuring which form part of the planned investment of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 394 million were recognized in the second half of 2012, thereof € 311 million for termination benefits relating to the reduction of headcount according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 83 million was incurred for the acceleration of deferred compensation awards not yet amortized. Of the total amount of € 394 million, the CB&S Corporate Division was charged € 246 million, the AWM Corporate Division € 104 million, the GTB Division € 41 million and the NCOU Unit € 3 million respectively, including allocations from Infrastructure functions. Provisions for restructuring as of December 31, 2012 amounted to € 165 million.

The majority of the remaining approved restructuring expense budget is expected to be utilized in the first half of 2013.

Deutsche Bank	02 – Consolidated Financial Statements	307
Financial Report 2012	Notes to the Consolidated Income Statement 12 – Earnings per Share

12 –

Earnings per Share

Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

Computation of basic and diluted earnings per share

in € m.	2012	2011	2010
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	237	4,132	2,310

Effect of dilutive securities:
Forwards and options	–	–	–
Convertible debt	–	(13)	3

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	237	4,119	2,313

Number of shares in m.

Weighted-average shares outstanding – denominator for basic earnings per share	934.1	928.0	753.3

Effect of dilutive securities:
Forwards	–	–	–
Employee stock compensation options	–	–	–
Convertible debt	–	1.5	2.1
Deferred shares	25.8	27.8	35.4
Other (including trading options)	–	–	–

Dilutive potential common shares	25.8	29.3	37.5

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	959.9	957.3	790.8

Earnings per share
in €	2012	2011	2010
Basic earnings per share	0.25	4.45	3.07

Diluted earnings per share	0.25	4.30	2.92

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

Deutsche Bank	02 – Consolidated Financial Statements	308
Financial Report 2012	Notes to the Consolidated Balance Sheet 13 – Financial Assets/Liabilities at Fair Value through Profit or Loss

Instruments outstanding and not included in the calculation of diluted earnings per share1

Number of shares in m.	2012	2011	2010
Forward purchase contracts	–	–	–

Convertible debt	–	0.2	–

Put options sold	0.0	–	–

Call options sold	0.0	–	–

Employee stock compensation options	0.3	0.3	0.4

Deferred shares	–	–	–

[1]	Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Notes to the Consolidated Balance Sheet

13 –

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2012	Dec 31, 2011
Trading assets:
Trading securities	218,411	214,087
Other trading assets[1]	27,127	26,837

Total trading assets	245,538	240,924

Positive market values from derivative financial instruments	768,316	859,582

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	124,987	117,284
Securities borrowed	28,304	27,261
Loans	18,248	24,220
Other financial assets designated at fair value through profit or loss	15,488	11,528

Total financial assets designated at fair value through profit or loss	187,027	180,293

Total financial assets at fair value through profit or loss	1,200,881	1,280,799

[1]	Includes traded loans of € 18,152 million and € 18,039 million at December 31, 2012 and 2011 respectively.

in € m.	Dec 31, 2012	Dec 31, 2011
Trading liabilities:
Trading securities	53,236	60,005
Other trading liabilities	1,678	3,881

Total trading liabilities	54,914	63,886

Negative market values from derivative financial instruments	752,706	838,817

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	82,267	93,606
Loan commitments	463	1,192
Long-term debt	12,193	13,889
Other financial liabilities designated at fair value through profit or loss	14,243	9,631

Total financial liabilities designated at fair value through profit or loss	109,166	118,318

Investment contract liabilities[1]	7,732	7,426

Total financial liabilities at fair value through profit or loss	924,518	1,028,447

[1]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts”, for more detail on these contracts.

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 172 billion and € 169 billion as of December 31, 2012, and 2011, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

Deutsche Bank	02 – Consolidated Financial Statements	309
Financial Report 2012	Notes to the Consolidated Balance Sheet 14 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

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

Changes in fair value of loans1 and loan commitments attributable to movements in counterparty credit risk2

	Dec 31, 2012		Dec 31, 2011
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	3,013	39,599	5,477	46,185

Annual change in the fair value reflected in the Statement of Income	53	710	(88)	(611)

Cumulative change in the fair value[3]	1	674	(84)	(236)

Notional of credit derivatives used to mitigate credit risk	2,212	29,588	4,055	37,289

Annual change in the fair value reflected in the Statement of Income	(65)	(922)	62	576

Cumulative change in the fair value[3]	(50)	(821)	55	425

[1]	Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
[2]	Determined using valuation models that exclude the fair value impact associated with market risk.
[3]

Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2012	Dec 31, 2011
Annual change in the fair value reflected in the Statement of Income	(213)	141

Cumulative change in the fair value	(79)	197

[1]

The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated SPEs have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated SPE, which is dependent on the collateral it holds.

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in €	Dec 31, 2012	Dec 31, 2011
Including undrawn loan commitments[2]	41,305	45,634

Excluding undrawn loan commitments	726	641

[1]

Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date.

[2]	The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility.

14 –

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

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)

Effective interest rates at reclassification date:
upper range	13.1%	9.9%
lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank	02 – Consolidated Financial Statements	310
Financial Report 2012	Notes to the Consolidated Balance Sheet 14 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2012			Dec 31, 2011
in € m.	Carrying value		Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:
Securitized assets[1]	3,599		2,783	6,733	5,501
Debt securities	795		757	859	823
Loans	6,810		6,226	7,754	7,117

Total trading assets reclassified to loans	11,204	[2]	9,766	15,346	13,441

Financial assets available for sale reclassified to loans:
Securitized assets[1]	4,501		4,218	6,220	5,359
Loans	1,293		1,446	1,337	1,427

Total financial assets available for sale reclassified to loans	5,794	[3]	5,664	7,557	6,786

Total financial assets reclassified to loans	16,998		15,430	22,903	20,227

[1]	Securitized assets consist of mortgage- and asset-backed securities.
[2]

During 2012 the Group sold assets that were previously classified as trading with a carrying value of € 3.0 billion, including € 1.8 billion of mortgage-backed securities and € 1.2 billion of asset-backed securities.

[3]	During 2012 the Group sold assets that were previously classified as available for sale with a carrying value of € 0.7 billion, including € 0.6 billion of asset-backed securities.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. During 2012 the Group sold reclassified assets with a carrying value of € 3.7 billion. Sales in this period resulted in net losses of € 177 million, driven by losses on disposal reported through other income of € 93 million and € 84 million relating to losses deemed to be impairments on disposal. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of the reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

In addition to sales, the decrease in 2012 in the carrying value of reclassified assets previously classified as trading includes € 540 million attributable to restructuring of loans. The decrease also includes redemptions of € 695 million of asset-backed securities previously classified as available for sale. Provisions for credit losses taken during the period were mostly against loans formerly classified as trading and securitized assets formerly classified as available for sale.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2012	2011	2010
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	38	(11)	120

Impairment losses on the reclassified financial assets available for sale which were impaired	(29)	(16)	(7)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	415	133	251

Deutsche Bank	02 – Consolidated Financial Statement	311
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

Pre-tax contribution of all reclassified assets to the income statement (after reclassification)

in € m.	2012		2011		2010
Interest income	578		691	[1]	1,154

Provision for credit losses	(186)		(186)		(278)

Other income[2]	(35)		34		1

Income before income taxes on reclassified trading assets	357		539		877

Interest income	139		153		146

Provision for credit losses	(228)		(1)		–

Other income[2]	(58)	[3]	–		(1)

Income before income taxes on reclassified financial assets available for sale	(147)		152		145

[1]	The significant decrease in Interest income for 2011 is mostly due to the restructuring of loans to Actavis Group that occurred in 2010 and are no longer part of the reclassified asset population.
[2]	Predominantly relates to gains and losses from the sale of reclassified assets.
[3]	Driven by increased sales of assets that were previously classified as available for sale during 2012.

15 –

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

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

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

Deutsche Bank	02 – Consolidated Financial Statements	312
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no additional bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

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

Counterparty Credit Valuation Adjustments (“CVA“s) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (“OTC”) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including Credit Default Swap (“CDS”) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group’s financial liabilities which are at fair value through profit or loss (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group’s own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties’ potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the credit risk of the Group, based on the Group’s market CDS level. The change in the Group’s own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date.

When determining CVA relating to a specific counterparty and Debt Valuation Adjustments, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.

Validation and Control: The Group has an independent specialised valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework.

Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

Deutsche Bank	02 – Consolidated Financial Statements	313
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

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

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

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

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Deutsche Bank	02 – Consolidated Financial Statements	314
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDO’s (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Dec 31, 2012			Dec 31, 2011
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	107,261	100,905	10,245	99,487	103,327	11,272
Positive market values from derivative financial instruments	9,707	743,401	15,208	15,947	822,009	21,626
Other trading assets	671	21,772	4,684	847	20,773	5,218
Financial assets designated at fair value through profit or loss	5,273	177,798	3,956	6,907	168,224	5,162
Financial assets available for sale	17,709	27,730	3,940	9,888 [2]	31,098[2]	4,295
Other financial assets at fair value[3]	–	8,301[3]	–[4]	–	7,511[3]	–[4]

Total financial assets held at fair value	140,621	1,079,907	38,033	133,076	1,152,942	47,573

Financial liabilities held at fair value:
Trading securities	39,639	13,173	424	35,033	24,625	347
Negative market values from derivative financial instruments	10,875	732,547	9,284	12,815	814,696	11,306
Other trading liabilities	68	1,610	–	22	3,845	14
Financial liabilities designated at fair value through profit or loss	60	108,026	1,080	116	116,198	2,004
Investment contract liabilities[5]	–	7,732	–	–	7,426	–
Other financial liabilities at fair value[3]	0	4,632[3]	(176)[4]	–	4,159[3]	(250)[4]

Total financial liabilities held at fair value	50,642	867,720	10,612	47,986	970,949	13,421

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies”.

[2]	Prior year amounts have been adjusted to correctly classify € 5,928 million financial assets available for sale which should have been included in Level 1 of the fair value hierarchy.
[3]	Predominantly relates to derivatives qualifying for hedge accounting.
[4]

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

[5]

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

Deutsche Bank	02 – Consolidated Financial Statements	315
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

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

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

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

Deutsche Bank	02 – Consolidated Financial Statements	316
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

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

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Financial instruments categorized in level 3

in € m.	Dec 31, 2012	Dec 31, 2011
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	827	1,045
Mortgage and other asset-backed securities	3,113	3,724
Corporate debt securities and other debt obligations	5,654	5,979
Equity securities	651	524

Total trading securities	10,245	11,272

Positive market values from derivative financial instruments	15,208	21,626

Other trading assets	4,684	5,218

Financial assets designated at fair value through profit or loss:
Loans	3,431	4,496
Other financial assets designated at fair value through profit or loss	525	666

Total financial assets designated at fair value through profit or loss	3,956	5,162

Financial assets available for sale	3,940	4,295

Other financial assets at fair value	–	–

Total financial assets held at fair value	38,033	47,573

Financial liabilities held at fair value:

Trading securities	424	347

Negative market values from derivative financial instruments	9,284	11,306

Other trading liabilities	–	14

Financial liabilities designated at fair value through profit or loss:
Loan commitments	471	1,194
Long-term debt	538	801
Other financial liabilities designated at fair value through profit or loss	71	9

Total financial liabilities designated at fair value through profit or loss	1,080	2,004

Other financial liabilities at fair value	(176)	(250)

Total financial liabilities held at fair value	10,612	13,421

Deutsche Bank	02 – Consolidated Financial Statements	317
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table above.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the year is mainly due to a combination of settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the year was due to mark-to-market losses on the instruments, settlements and transfers of derivative assets from level 3 to level 2 of the hierarchy due to improved observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was reduced in the year mainly due to sales.

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

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements while the decrease in liabilities is mainly due to mark-to-market gains.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid.

Deutsche Bank	02 – Consolidated Financial Statements	318
Financial Report 2012	Notes to the Consolidated Balance Sheet
	15 – Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

Dec 31, 2012		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settle- ments[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of year

Financial assets held at fair value:

Trading securities	11,272	–	309	2,601	(2,816)	–	(1,453)	1,877	(1,545)	10,245

Positive market values from derivative financial instruments	21,626	–	(4,031)	–	–	–	(2,274)	2,342	(2,455)	15,208

Other trading assets	5,218	–	113	813	(1,362)	900	(535)	467	(930)	4,684

Financial assets designated at fair value through profit or loss	5,162	–	318	384	(211)	1,026	(2,500)	60	(283)	3,956

Financial assets available for sale	4,295	–	142[2]	1,951	(1,503)	–	(1,077)	342	(210)	3,940

Other financial assets at fair value	–	–	–	–	–	–	–	–	–	–

Total financial assets held at fair value	47,573	–	(3,149)3.4	5,749	(5,892)	1,926	(7,839)	5,088	(5,423)	38,033

Financial liabilities held at fair value:

Trading securities	347	–	8	–	–	–	(28)	152	(55)	424

Negative market values from derivative financial instruments	11,306	–	(469)	–	–	–	(1,480)	2,195	(2,268)	9,284

Other trading liabilities	14	–	–	–	–	–	–	–	(14)	–

Financial liabilities designated at fair value through profit or loss	2,004	–	(845)	–	–	51	(247)	249	(132)	1,080

Other financial liabilities at fair value	(250)	–	129	–	–	–	(5)	(10)	(40)	(176)

Total financial liabilities held at fair value	13,421	–	(1,177)[3,4]	–	–	51	(1,760)	2,586	(2,509)	10,612

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]

Total gains and losses on available for sale include a loss of € 39 million recognized in other comprehensive income, net of tax, and a gain of € 118 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[3]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a negative € 129 million and for total financial liabilities held at fair value this is a positive € 37million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

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

Deutsche Bank	02 – Consolidated Financial Statements	319
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

Dec 31, 2011		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settle- ments[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of year

Financial assets held at fair value:

Trading securities	14,861	–	(280)	3,716	(3,533)	–	(1,405)	2,298	(4,385)	11,272

Positive market values from derivative financial instruments	17,843	–	3,620	–	–	–	(1,225)	4,207	(2,819)	21,626

Other trading assets	6,067	–	191	1,998	(3,256)	712	(341)	382	(535)	5,218

Financial assets designated at fair value through profit or loss	3,286	–	(104)	174	(232)	2,532	(1,541)	1,076	(29)	5,162

Financial assets available for sale	4,599	–	385[2]	1,328	(1,226)	–	(991)	814	(614)	4,295

Other financial assets at fair value	–	–	–	–	–	–	–	–	–	–

Total financial assets held at fair value	46,656	–	3,812[3,4]	7,216	(8,247)	3,244	(5,503)	8,777	(8,382)	47,573

Financial liabilities held at fair value:

Trading securities	251	–	(12)	–	–	–	121	1	(14)	347

Negative market values from derivative financial instruments	10,916	–	1,702	–	–	–	(1,428)	3,546	(3,430)	11,306

Other trading liabilities	5	–	9	–	–	–	–	–	–	14

Financial liabilities designated at fair value through profit or loss	2,070	–	622	–	–	209	(422)	59	(534)	2,004

Other financial liabilities at fair value	(239)	–	(95)	–	–	–	(76)	2	158	(250)

Total financial liabilities held at fair value	13,003	–	2,226[3,4]	–	–	209	(1,805)	3,608	(3,820)	13,421

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

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

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2012 it could have increased fair value by as much as € 4.0 billion or decreased fair value by as much as € 3.9 billion. As of December 31, 2011, it could have increased fair value by as much as € 4.2 billion or decreased fair value by as much as € 4.5 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

Deutsche Bank	02 – Consolidated Financial Statements	320
Financial Report 2012	Notes to the Consolidated Balance Sheet 15 – Financial Instruments carried at Fair Value

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

Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2012		Dec 31, 2011
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:
Credit	732	1,118	619[2]	1,141[2]
Equity	169	131	238	137
Interest related	126	85	94	114
Hybrid	368	254	415	293
Other	286	260	189	170

Securities:
Debt securities	1,931	1,725	2,326[2]	2,294[2]
Equity securities	19	19	9	9
Mortgage- and asset-backed	–	–	5	5

Loans:
Leveraged loans	–	–	–	–
Commercial loans	–	–	–	–
Traded loans	325	288	343	342

Total	3,956	3,880	4,238	4,505

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.
[2]	Prior year amounts have been adjusted due to a refinement in the estimate of the sensitivity.

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

Deutsche Bank	02 – Consolidated Financial Statements	321
Financial Report 2012	Notes to the Consolidated Balance Sheet 16 – Fair Value of Financial Instruments not carried at Fair Value

in € m.	Dec 31, 2012	Dec 31, 2011
Financial assets held at fair value:

Trading securities	407	113
Positive market values from derivative financial instruments	(2,207)	4,627
Other trading assets	(107)	238
Financial assets designated at fair value through profit or loss	348	12
Financial assets available for sale	380	334
Other financial assets at fair value	–	–

Total financial assets held at fair value	(1,179)	5,324

Financial liabilities held at fair value:

Trading securities	(14)	(3)
Negative market values from derivative financial instruments	(867)	(2,775)
Other trading liabilities	–	14
Financial liabilities designated at fair value through profit or loss	583	(765)
Other financial liabilities at fair value	(114)	106

Total financial liabilities held at fair value	(412)	(3,423)

Total	(1,591)	1,901

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

in € m.	2012	2011
Balance, beginning of year	645	622

New trades during the period	519	418

Amortization	(231)	(235)

Matured trades	(179)	(142)

Subsequent move to observability	(50)	(28)

Exchange rate changes	(5)	10

Balance, end of year	699	645

16 –

Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 15 “Financial Instruments carried at Fair Value”.

As described in Note 14 “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets””, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 15 “Financial Instruments carried at Fair Value”, to the reclassified assets.

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

Deutsche Bank	02 – Consolidated Financial Statements	322
Financial Report 2012	Notes to the Consolidated Balance Sheet 16 – Fair Value of Financial Instruments not carried at Fair Value

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

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation (“CLO”) transactions collateralized with loan portfolios that are similar to the Group’s corporate lending portfolio.

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

Deutsche Bank	02 – Consolidated Financial Statements	323
Financial Report 2012	Notes to the Consolidated Balance Sheet 17 – Financial Assets Available for Sale

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2012		Dec 31, 2011
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:

Cash and due from banks	27,885	27,885	15,928	15,928
Interest-earning deposits with banks	119,548	119,560	162,000	161,905
Central bank funds sold and securities purchased under resale agreements	36,570	36,570	25,773	25,767
Securities borrowed	23,947	23,947	31,337	31,337
Loans	397,279	400,603	412,514	408,295
Other assets[2]	106,878	106,851	134,699	134,660

Financial liabilities:

Deposits	577,202	577,936	601,730	602,585
Central bank funds purchased and securities sold under repurchase agreements	36,144	36,144	35,311	35,311
Securities loaned	3,109	3,109	8,089	8,089
Other short-term borrowings	69,060	69,059	65,356	65,348
Other liabilities[2]	145,679	145,679	154,647	154,647
Long-term debt	158,097	158,117	163,416	158,245
Trust preferred securities	12,091	12,014	12,344	9,986

[1]	Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 01 “Significant Accounting Policies”
[2]	Only includes financial assets or financial liabilities.

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

17 –

Financial Assets Available for Sale

in € m.	Dec 31, 2012	Dec 31, 2011
Debt securities:
German government	9,942	5,207
U.S. Treasury and U.S. government agencies	169	1,015
U.S. local (municipal) governments	531	605
Other foreign governments	16,655	10,919
Corporates	14,527	18,856
Other asset-backed securities	1,113	1,273
Mortgage-backed securities, including obligations of U.S. federal agencies	727	731
Other debt securities	491	775

Total debt securities	44,155	39,381

Equity securities:
Equity shares	1,083	1,632
Investment certificates and mutual funds	222	236

Total equity securities	1,305	1,868

Other equity interests	966	1,116

Loans	2,954	2,916

Total financial assets available for sale	49,379	45,281

Deutsche Bank	02 – Consolidated Financial Statements	324
Financial Report 2012	Notes to the Consolidated Balance Sheet 18 – Equity Method Investments

Financial assets available for sale did not include Greek government bonds as of December 31, 2012. As of December 31, 2011, Greek government bonds had a fair value of € 211 million.

Please also refer to Note 08 “Net Gains (Losses) on Financial Assets available for Sale” of this report.

18 –

Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

Significant investees as of December 31, 20121

Investment[2]	Ownership percentage
Hua Xia Bank Company Limited, Beijing[3]	19.99%

Station Holdco LLC, Wilmington	25.00%

Huamao Property Holdings Ltd., George Town[3]	0.00%

Huarong Rongde Asset Management Company Limited, Beijing	40.70%

Harvest Fund Management Company Limited, Shanghai	30.00%

[1]	Representing 75 % of the carrying value of equity method investments.
[2]	All significant equity method investments are investments in associates.
[3]	The Group has significant influence over the investee through board seats or other measures.

Summarized aggregated financial information of significant investees

in € m.	Dec 31, 2012	Dec 31, 2011
Total assets	185,470	160,016

Total liabilities	172,781	148,282

Revenues	4,862	5,143

Net income (loss)	1,287	1,270

Components of the net income (loss) from all equity method investments

in € m.	2012	2011	2010
Net income (loss) from equity method investments:
Pro-rata share of investees’ net income (loss)	397	222	457
Net gains (losses) on disposal of equity method investments	73	29	14
Impairments	(311)	(515)	(2,475)

Total net income (loss) from equity method investments	159	(264)	(2,004)

Total net income from equity method investments were € 159 million in 2012, compared to € (264) million in 2011. This increase was mainly driven by a positive equity pick-up of € 311 million from the Group’s investment in Hua Xia Bank Company Limited, partly offsetted by an impairment charge of € 257 million recognized in the first quarter of 2012 related to Actavis Group before reclassification from equity method investments to held for sale.

For further details on the development of Actavis Group in 2012, please refer to Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

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

There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.

Deutsche Bank	02 – Consolidated Financial Statements	325
Financial Report 2012	Notes to the Consolidated Balance Sheet 18 – Equity Method Investments

Equity method investments for which there were published price quotations had a carrying value of € 2.4 billion and a fair value of € 1.8 billion as of December 31, 2012, and a carrying value of € 2.2 billion and a fair value of € 2.1 billion as of December 31, 2011. According to the Group’s accounting policy relating to Associates and Jointly Controlled Entities, as described in Note 01 “Significant Accounting Policies”, no objective evidence of impairment was determined.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2012 and 2011, none of the Group’s investees experienced any significant restrictions on transferring funds in the form of cash dividends, or repayment of loans or advances.

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

As of December 31, 2012 and December 31, 2011 the carrying value of the reclassified investment was € 2.3 billion and € 2.0 billion, respectively,

Deutsche Bank	02 – Consolidated Financial Statements	326
Financial Report 2012	Notes to the Consolidated Balance Sheet 20 – Allowance for Credit Losses

19 –

Loans

Loans by industry classification

in € m.	Dec 31, 2012	Dec 31, 2011
Banks and insurance	27,849	35,308
Manufacturing	23,203	22,754
Households (excluding mortgages)	39,373	38,657
Households – mortgages	141,601	135,531
Public sector	15,378	16,412
Wholesale and retail trade	17,026	15,045
Commercial real estate activities	45,225	46,143
Lease financing	1,021	1,679
Fund management activities	16,777	24,952
Other	74,659	80,576

Gross loans	402,112	417,057

(Deferred expense)/unearned income	137	381

Loans less (deferred expense)/unearned income	401,975	416,676

Less: Allowance for loan losses	4,696	4,162

Total loans	397,279	412,514

20 –

Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group’s allowance for loan losses

	2012			2011			2010
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296	2,029	1,313	3,343

Provision for loan losses	1,115	613	1,728	907	925	1,832	562	751	1,313
Net charge-offs:	(762)	(324)	(1,086)	(512)	(385)	(897)	(896)	(404)	(1,300)
Charge-offs	(798)	(483)	(1,281)	(553)	(512)	(1,065)	(934)	(509)	(1,443)
Recoveries	36	158	195	41	127	168	38	104	143

Changes in the group of consolidated companies	–	–	–	–	(0)	(0)	–	–	–

Exchange rate changes/other	(98)	(9)	(107)	(26)	(43)	(69)	(53)	(6)	(60)

Allowance, end of year	2,266	2,430	4,696	2,011	2,150	4,162	1,643	1,653	3,296

Activity in the Group’s allowance for off-balance sheet positions (contingent liabilities and lending commitments)

	2012			2011			2010
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	127	98	225	108	110	218	83	124	207

Provision for off-balance sheet positions	(7)	0	(7)	19	(12)	7	(18)	(21)	(39)

Usage	–	–	–	–	–	–	–	–	–

Changes in the group of consolidated companies	–	–	–	(0)	0	0	42	–	42

Exchange rate changes/other	(2)	(1)	(3)	(0)	0	0	1	7	8

Allowance, end of year	118	97	215	127	98	225	108	110	218

In 2010 the Group recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank Group and € 8 million for Sal. Oppenheim/BHF-BANK.

Deutsche Bank	02 – Consolidated Financial Statements	327
Financial Report 2012	Notes to the Consolidated Balance Sheet 21 – Transfers of Financial Assets

21 –

Transfers of Financial Assets

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 01 “Significant Accounting Policies”.

Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations, however, and still be eligible to derecognize the asset. This on-going involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with SPE’s to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group’s exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an ongoing involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

Information on asset types and associated transactions that did not qualify for derecognition1

in € m.	Dec 31, 2012	Dec 31, 2011
Carrying amount of transferred assets

Trading securities not derecognized due to the following transactions:
Repurchase agreements	51,020	49,401
Securities lending agreements	36,109	31,245
Total return swaps	10,056	9,857
Consolidated Group Sponsored Securitizations	1,889	2,044

Total trading securities	99,074	92,547

Other trading assets	1,579	2,035

Financial assets available for sale	992	10,225

Loans	2,723	4,461

Total	104,368	109,268

Carrying amount of associated liabilities	92,372	89,927

[1]	The amendments to IFRS7 introduced an extended transfer definition, therefore widened the scope of the disclosure. See Note 03 “Recently Adopted and New Accounting Pronouncements”.

Deutsche Bank	02 – Consolidated Financial Statements	328
Financial Report 2012	Notes to the Consolidated Balance Sheet 21 – Transfers of Financial Assets

As of December 31, 2012 the fair value of transferred assets that did not qualify for derecognition and where the associated liability is recourse only to those assets was € 3.4 billion. They included Trading securities, Financial assets available for sale and Loans with a fair value of € 1.9 billion, € 344 million and € 1.1 billion respectively. The fair value of associated liabilities that have recourse only to such transferred assets was € 3.4 billion.

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement:

in € m.	Dec 31, 2012	Dec 31, 2011
Carrying amount of the original assets transferred:

Trading securities	839	1,383
Other trading assets	2,013	7,302

Carrying amount of the assets continued to be recognized:

Trading securities	805	1,367
Other trading assets	300	2,078

Carrying amount of associated liabilities	1,037	3,467

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2012
in € m.	Carrying value	Fair value	Maximum Exposure to Loss
Loans:
Securitization notes	1,888	1,798	2,012

Total Loans	1,888	1,798	2,012

Financial assets held at Fair Value through the P&L:
Securitization notes	1,143	1,143	1,143
Non-standard Interest Rate, cross-currency or inflation-linked swap	32	32	32

Total Financial assets held at Fair Value through the P&L	1,175	1,175	1,175

Financial assets available for sale:
Securitization notes	29	29	29
Loans	–	–	–

Total Financial assets available for sale	29	29	29

Total financial assets representing on-going involvement	3,092	3,002	3,216

Financial liabilities held at Fair Value through the P&L:
Non-standard Interest Rate, cross-currency or inflation-linked swap	(36)	(36)	–

Total financial liabilities representing on-going involvement	(36)	(36)	–

The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2012
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	190	(139)	–[1]

Non-standard IRS, CCS, inflation-linked swap	(8)	407	5

Other[2]	–	21	34

Net gains/(losses) recognized from on-going involvement in derecognized assets	182	289	39

[1]	Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.
[2]

On-going involvement in sold equity positions in the form of a deeply out-of-the-money option, contingent on several unlikely events and therefore not expected to be exercised. As a result, the carrying and fair value of this option is considered to be nil.

Deutsche Bank	02 – Consolidated Financial Statements	329
Financial Report 2012	Notes to the Consolidated Balance Sheet 22 – Assets Pledged and Received as Collateral

22 –

Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary for standard securitized borrowing contracts. In addition, the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities.

Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Interest-earning deposits with banks	150	71

Financial assets at fair value through profit or loss	89,138	83,862

Financial assets available for sale	6,413	11,886

Loans	57,022	45,052[1]

Other	570	330

Total	153,293	141,201

[1]	Prior year numbers have been amended.

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2012 and December 31, 2011, these amounts were € 91 billion and € 99 billion, respectively.

As of December 31, 2012 and December 31, 2011, the Group had received collateral with a fair value of € 311 billion and € 304 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2012 and December 31, 2011, the Group had resold or repledged € 261 billion and € 262 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Deutsche Bank	02 – Consolidated Financial Statements	330
Financial Report 2012	Notes to the Consolidated Balance Sheet 23 – Property and Equipment

23 –

Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction- in-progress	Total
Cost of acquisition:

Balance as of January 1, 2011	4,646	3,621	1,813	298	10,378

Changes in the group of consolidated companies	(18)	(2)	–	–	(20)
Additions	31	309	111	343	794
Transfers	1	263	127	(209)	182
Reclassifications (to)/from ‘held for sale’	(354)	(108)	–	(4)	(466)
Disposals	57	179	95	–	331
Exchange rate changes	53	29	17	1	100

Balance as of December 31, 2011	4,302	3,933	1,973	429	10,637

Changes in the group of consolidated companies	–	1	3	–	4
Additions	18	327	132	137	614
Transfers	(20)	42	116	(323)	(185)
Reclassifications (to)/from ‘held for sale’	(96)	(6)	–	–	(102)
Disposals	146	210	66	–	422
Exchange rate changes	(40)	(33)	(12)	(8)	(93)

Balance as of December 31, 2012	4,018	4,054	2,146	235	10,453

Accumulated depreciation and impairment:

Balance as of January 1, 2011	1,330	2,132	1,114	–	4,576

Changes in the group of consolidated companies	(1)	1	–	–	–
Depreciation	86	389	138	–	613
Impairment losses	137	5	1	–	143
Reversals of impairment losses	–	–	–	–	–
Transfers	(4)	76	(7)	–	65
Reclassifications (to)/from ‘held for sale’	(94)	3	(2)	–	(93)
Disposals	19	149	74	–	242
Exchange rate changes	22	28	16	–	66

Balance as of December 31, 2011	1,457	2,485	1,186	–	5,128

Changes in the group of consolidated companies	–	(0)	(0)	–	(0)
Depreciation	82	401	155	–	638
Impairment losses	0	29	0	–	29
Reversals of impairment losses	–	0	–	–	0
Transfers	4	(1)	(6)	–	(3)
Reclassifications (to)/from ‘held for sale’	(3)	(2)	(1)	–	(6)
Disposals	54	171	17	–	242
Exchange rate changes	(18)	(24)	(12)	–	(54)

Balance as of December 31, 2012	1,468	2,717	1,305	–	5,490

Carrying amount:

Balance as of December 31, 2011	2,845	1,448	787	429	5,509

Balance as of December 31, 2012	2,550	1,337	841	235	4,963

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

In 2011 an impairment charge of € 135 million on owner occupied property was taken for The Cosmopolitan of Las Vegas to reflect lower revenue expectations.

In the first quarter 2011 the Group headquarters in Frankfurt am Main previously accounted for as property and equipment was classified as held for sale. For further details on the assets held for sale please refer to Note 26 “Non-Current Assets and Disposal Groups Held for Sale”. For further information on the subsequent sale-and-leaseback transaction please refer to Note 24 “Leases”.

Deutsche Bank	02 – Consolidated Financial Statements	331
Financial Report 2012	Notes to the Consolidated Balance Sheet 24 – Leases

The carrying value of items of property and equipment on which there is a restriction on sale was € 181 million as of December 31, 2012.

Commitments for the acquisition of property and equipment were € 27 million at year-end 2012.

24 –

Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group’s finance lease arrangements are made under usual terms and conditions. The Group has one significant lease contract that includes a bargain purchase option to acquire the building at expiration of the leasing contract.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2012	Dec 31, 2011
Land and buildings	90	86
Furniture and equipment	2	1
Other	–	1

Net carrying value	92	88

Future Minimum Lease Payments Required under the Group’s Finance Leases

in € m.	Dec 31, 2012	Dec 31, 2011
Future minimum lease payments:
not later than one year	10	10
later than one year and not later than five years	37	39
later than five years	10	4

Total future minimum lease payments	57	53

less: Future interest charges	15	7

Present value of finance lease commitments	42	46

Future minimum lease payments to be received	11	14

Contingent rent recognized in the income statement[1]	1	1

[1]	The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

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

Future Minimum Lease Payments Required under the Group’s Operating Leases

in € m.	Dec 31, 2012	Dec 31, 2011
Future minimum rental payments:
not later than one year	880	891
later than one year and not later than five years	2,426	2,572
later than five years	1,745	2,246

Total future minimum rental payments	5,051	5,709

less: Future minimum rentals to be received	190	204

Net future minimum rental payments	4,861	5,505

Deutsche Bank	02 – Consolidated Financial Statements	332
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

As of December 31, 2012 the total future minimum rental payments included € 451 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2012, the rental payments for lease and sublease agreements amounted to € 852 million. This included charges of € 860 million for minimum lease payments and € 22 million for contingent rents as well as € 30 million related to sublease rentals received.

25 –

Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2012, and 2011, are shown below by cash-generating units (“CGU”). Following the re-organization of reportable business segments in the fourth quarter 2012 (for details, please refer to Note 05 “Business Segments and Related Information”), the Group’s former primary CGUs AM and PWM have been merged into one single CGU AWM. In addition, the former Corporate Division and primary CGU CI became part of the newly reportable NCOU Corporate Division, which comprises two separate CGUs labeled as Wholesale Assets and Operating Assets.

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2011	3,332	487	3,724	3,025	–	194	10,762

Goodwill acquired during the year	–	–	25	–	–	–	25

Purchase accounting adjustments	–	(11)	–	45	–	–	34

Transfers	44	(44)	–	–	–	–	–

Reclassification from (to) ‘held for sale’	(4)	–	–	(5)	–	–	(9)

Goodwill related to dispositions without being classified as ‘held for sale’	–	–	–	–	–	–	–

Impairment losses[2]	–	–	–	–	–	–	–

Exchange rate changes/other	81	8	68	1	–	3	161

Balance as of December 31, 2011	3,453	440	3,817	3,066	–	197	10,973

Gross amount of goodwill	3,453	440	3,817	3,066	230	692	11,698

Accumulated impairment losses	–	–	–	–	(230)	(495)	(725)

Balance as of January 1, 2012	3,453	440	3,817	3,066	–	197	10,973

Goodwill acquired during the year	–	–	–	–	–	–	–

Purchase accounting adjustments	–	–	–	–	–	–	–

Transfers	(279)	–	189	(331)	421	–	–

Reclassification from (to) ‘held for sale’	–	(1)	(1)	–	–	–	(2)

Goodwill related to dispositions without being classified as ‘held for sale’	(1)	–	–	–	–	–	(1)

Impairment losses[2]	(1,174)	–	–	–	(421)	–	(1,595)

Exchange rate changes/other	(46)	(7)	(26)	1	–	–	(78)

Balance as of December 31, 2012	1,953	432	3,979	2,736	–	197	9,297

Gross amount of goodwill	3,127	432	3,979	2,736	651	684	11,609

Accumulated impairment losses	(1,174)	–	–	–	(651)	(487)	(2,312)

[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as “Others” in the table above. The nonintegrated investments in the NCOU consist of Maher Terminals LLC and Maher Terminals of Canada Corp.

Deutsche Bank	02 – Consolidated Financial Statements	333
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

In 2012, goodwill changes mainly included impairments of € (1,595) million recorded in the fourth quarter as a result of the annual goodwill impairment test conducted under the organizational structures both prior to as well as post re-segmentation (for details, please refer to the following section “Goodwill Impairment Test”). In the course of the re-segmentation, a number of businesses were transferred to AWM and to the two NCOU CGUs. Accordingly, goodwill of € 182 million was reallocated from CB&S to AWM (transfer of the ETF business). Prior to the NCOU impairment, goodwill of € 369 million had been reallocated to Wholesale Assets (€ 97 million from CB&S and € 272 million from PBC) and € 52 million to Operating Assets (from PBC). Furthermore, upon the sale of Postbank’s Asset Management business to the DWS Group in the third quarter 2012, goodwill of € 7 million was transferred from PBC to AWM.

In 2011, additions to goodwill of € 25 million related to the step-acquisition of the outstanding interests in Deutsche UFG Capital Management in November 2011. Purchase accounting adjustments recorded against goodwill in 2011 amounted to a net € 34 million, mainly from refinements of € 45 million in connection with the finalization of the acquisition accounting for Deutsche Postbank AG (“Postbank”; PBC) and € (11) million from the conclusion of a contingent purchase consideration payment related to the full acquisition of Deutsche Bank HedgeWorks (GTB) in 2008. With the change in management responsibility for the former Capital Markets Sales business unit in the third quarter 2011 (see Note 05 “Business Segments and Related Information”), goodwill of € 44 million related to this business was transferred from GTB to CB&S.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 01 “Significant Accounting Policies”, the Group’s primary CGUs are as outlined above. “Other” goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use.

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group’s total equity at the date of valuation. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests. This total carrying amount is allocated to the primary CGUs in a two-step process. In the first step, total equity that is readily identifiable is allocated to the respective individual CGUs. This includes goodwill (plus the add-on adjustment for noncontrolling interests), unamortized other intangible assets as well as certain unrealized net gains and losses recorded directly in equity and noncontrolling interests. In the second step, the remaining balance of the total carrying amount is allocated across the CGUs based on the CGU’s share of risk-weighted assets and certain capital deduction items relative to the Group (each is adjusted for items pertaining to nonintegrated investments). The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

As a result of the Group’s re-segmentation during the fourth quarter 2012 (see Note 05 “Business Segments and Related Information – Business Segments” for details), the annual impairment test had to be conducted both in the structure prior to re-segmentation (“old structure”) and post re-segmentation (“new structure”).

Deutsche Bank	02 – Consolidated Financial Statements	334
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

The annual goodwill impairment tests in 2012 resulted in goodwill impairments totaling € 1,595 million, consisting of € 1,174 million in the CGU CB&S under the old structure and of € 421 million in the CGUs Wholesale Assets (€ 369 million) and Operating Assets (€ 52 million) within the Corporate Division NCOU under the new structure.

Sensitivity of impairment in CB&S (old structure) to certain key assumptions

in € bn.	Goodwill impairment
Recorded impairment loss	1.2

Discount rate (post tax)
Adverse Change (+25 basis points)	2.4
Positive Change (–25 basis points)	no impairment

Long term growth rates
Adverse Change (–25 basis points)	1.5
Positive Change (+25 basis points)	0.8

Projected future earnings
Adverse Change (–5%)	3.3
Positive Change (+5%)	no impairment

The impairment in CB&S (old structure) was mainly due to an increase in the discount rate, lower earnings projections as a result of a muted market outlook and certain extraordinary items expected in the short to medium term, leading to more conservative revenue growth assumptions, partially offset by planned cost savings. The impairment was determined under the value in use concept using a discounted cash flow (“DCF”) model employing a pre-tax discount rate of 15.0%, which was determined implicitly based on a post-tax rate of 11.1%. As CB&S under the old structure included assets subsequently allocated to the CGU NCOU Wholesale Assets, the description of key assumptions, management’s approach to determining the values assigned to key assumptions as well as the uncertainty associated with key assumptions and potential events/circum-stances that could have a negative effect mentioned in the below table for NCOU Wholesale Assets, also apply to CB&S under the old structure. Similarly, the key assumptions for all other primary CGUs under the old structure can be obtained from the key assumptions table for CGUs under the new structure and taking re-segmentation into consideration.

After the impairment test in the old structure, goodwill was reallocated to the CGUs under the new structure applying the concept of relative values for those groups that were identified as businesses in line with IFRS 3. The impairments in the CGUs Wholesale Assets and Operating Assets within the Corporate Division NCOU (new structure) occurred immediately and resulted from overall negative earnings projections as part of the Group’s stated objective of accelerated de-risking of non-core activities. Both impairments were determined under the value in use concept using a DCF model and reflect key assumptions as mentioned below under “key assumptions and sensitivities”. Management believes that no reasonable possible changes in key assumptions would have materially impacted the impairments of goodwill in NCOU Wholesale Assets and Operating Assets under the new structure.

The annual goodwill impairment tests in 2011 and 2010 did not result in an impairment loss of goodwill of the Group’s primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

Deutsche Bank	02 – Consolidated Financial Statements	335
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Recoverable Amount

The Group determines the recoverable amount of its primary CGUs on the basis of value in use and employing a DCF model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections and respective capitalization assumptions (with a Core Tier 1 ratio increasing to 10%) based on five-year financial plans agreed by management and are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and are, in case of a going concern, assumed to increase by or converge towards a constant long-term growth rate of 3.6% (2011: 3.6%). This is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

Key Assumptions and Sensitivities

Key Assumptions: The value in use of a CGU is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

Primary cash-generating units

	Discount rate (pre-tax, determined implicitly based on post-tax rates)
	2012	2011
Corporate Banking & Securities	15.4%	14.3%
Global Transaction Banking	12.6%	12.1%
Asset & Wealth Management	12.7%	N/M1
Private & Business Clients	14.8%	13.5%
Non-Core Operations Unit[2]	13.7%/15.8%	N/M

N/M – Not meaningful

[1]	Respective pre-tax discount rates were in 2012 for AWM in old structure 12.7% (2011: 12.5%) and for PWM in old structure 12.1% (2011: 11.9%).
[2]

Comprises of two primary CGUs: NCOU Wholesale Assets (13.7%) and NCOU Operating Assets (15.8%). Stated pre-tax discount rates assume worst case post-tax valuation scenarios, whereas both CGUs are valued applying identical post-tax discount rates. Varying pre-tax rates are due to different cash-flow composition and pattern.

Deutsche Bank	02 – Consolidated Financial Statements	336
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Management’s approach to determining the values assigned to key assumptions	Uncertainty associated with key assumptions and potential events/ circumstances that could have a negative effect
Corporate Banking & Securities

-    Reap benefits from efficiency and cost reduction program announced and launched in 2012

-    Capitalize on synergies with other areas of the organization

-    Focus on client flows and solutions, benefiting from leading client market shares and higher customer penetration

-    Corporate Finance fee pools and Sales & Trading revenue pools increase slowly, as volatility recedes and economic growth stabilizes

-    Sustained asset efficiency under new regulatory framework and rigorously managed risk exposure

-    Continued targeted risk reductions and execution of management action to mitigate the impact of regulatory change

-    The key assumptions have been based on a combination of internal and external studies (consulting firms, research)

-    Management estimates concerning efficiency and cost reduction program based on progress made to date across various initiatives

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

-    Potential margin compression and increased competition in products with lower capital requirements beyond expected levels

-    Outcome of litigation cases

-    Cost savings and expected benefits from Group-wide Operational Excellence Program (OpEx) are not realized as anticipated

-    Delay in execution of risk mitigation strategies

Global Transaction Banking

-    Cost savings in light of Group-wide OpEx

-    Capitalize on synergies resulting from closer co-operation with other areas of the bank

-    Moderate macroeconomic recovery

-    Persisting low interest rate levels

-    Positive development of international trade volumes, cross-border payments and corporate actions

-    Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets

-    Successful turn-around of the commercial banking activities in the Netherlands

-    The key assumptions have been based on a combination of internal and external sources

-    Macroeconomic trends are supported by studies while internal plans and impact from efficiency initiatives have been based on management assumptions

-    Slowdown of the world economy and continued sovereign debt crisis and its impact on trade volumes, interest rates and foreign exchange rates

-    Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels

-    Uncertainty around regulation and its potential implications not yet anticipated

-    Cost savings in light of Group-wide OpEx do not materialize as anticipated

-    Outcome of potential legal matters

-    Benefits from the turn-around measures of the commercial banking activities in the Netherlands are not realized as expected

Asset & Wealth Management

-    Cost savings in light of Group-wide OpEx and AWM platform optimization from merger of AM, PWM and Passive CB&S to form AWM

-    Expanding business with ultra high net worth clients

-    Building out the alternatives and passive/ETF businesses

-    Home market leadership in Germany through PWM and DWS

-    Strong coverage of emerging markets

-    Organic growth strategy in Asia/Pacific and Americas as well as intensified co-operation with CB&S and GTB

-    Maintained or increased market share in the fragmented competitive environment

-    AWM’s overall internal strategy continuously driven by

-    Wealth creation and activation,

-    Growth of the retirement market,

-    Insurance outsourcing,

-    New packaging innovation,

-    Institutionalization of alternatives,

-    Separation of alpha and beta,

-    Climate Change and sustainable investing

-    The key assumptions have been based on a combination of internal and external sources

-    Macroeconomic data and market data based on DB Research forecasts

-    Management estimates concerning AWM integration and cost reduction program based on progress made to date across various initiatives and review of duplication

-    Major industry threats, i.e. market volatility, European sovereign debt crisis, increasing costs from regulatory changes

-    Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products

-    Business/execution risks, i.e. under achievement of 2013 net new money targets if European sovereign debt crisis affects Deutsche Bank’s stability, loss of high quality relationship managers

-    Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers

-    Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned

-    Uncertainty around regulation and its potential implications not yet anticipated

-    Potential impact from strategic review of certain parts of the business

Deutsche Bank	02 – Consolidated Financial Statements	337
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Management’s approach to determining the values assigned to key assumptions	Uncertainty associated with key assumptions and potential events/ circumstances that could have a negative effect
Private & Business Clients

-    Cost savings in light of Group-wide OpEx

-    Leading position in home market Germany, strong position in other European markets and growth options in key Asian countries

-    Achievement of synergies between Deutsche Bank and Postbank on the revenue and the cost side

-    Market share gains in Germany using the strong advisory proposition

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

-    The key assumptions have been based on a combination of internal and external sources

-    All assumptions regarding PBC’s future development are supported by respective projects and initiatives

-    All initiatives were based on a business case developed by management validated by internal and external data

-    Significant economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth

-    Continued low interest rates

-    Synergies related to Postbank acquisition are not realized or are realized later than foreseen

-    Costs to achieve the synergies are higher than foreseen

Non-Core Operations Unit Wholesale Assets	- Continued execution of successful de-risking program - Continued capitalization of other divisions sales and distribution networks to facilitate successful de-risking program	- The key assumptions have been based on a combination of internal and external studies (consulting firms, research) - Management estimates concerning the timing and quantum of disposal costs

-    Potentially weaker macroeconomic environment due to protracted sovereign debt crisis and potential contagion risk leading to slowdown in activity and reduced ability to de-risk at an economically viable level

-    Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

-    Outcome of litigation cases

Non-Core Operations Unit Operating Assets	- Continued efforts to improve the underlying performance of operating assets in preparation for eventual sale

-    The key assumptions have been based on a combination of internal and external studies (consulting firms, research)

-    Management estimates concerning the timing and quantum of future sale of operating assets

-    Potentially weaker macroeconomic environment due to protracted sovereign debt crisis and potential contagion risk leading to slowdown in activity and reduced ability to dispose of operating assets at an economically viable level

-    Outcome of litigation cases

Sensitivities: In validating the value in use determined for the CGUs, certain external factors as well as the major value drivers of each CGU are reviewed regularly. Throughout 2012, share prices of banking stocks continued to be volatile, suffering from the pronounced uncertainty of market participants. In this environment, Deutsche Bank’s market capitalization remained below book value. In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only CGUs where reasonable possible changes in key assumptions could cause an impairment loss in new structure were CB&S and PBC, for which the recoverable amount exceeded the respective carrying amount by 45 % or € 9.1 billion (CB&S) and 21 % or € 2.9 billion (PBC).

Change in certain key assumptions to cause the recoverable to equal the carrying amount

Change in Key Assumptions	CB&S	PBC
Discount rate (post tax) increase from/to	11.1%/13.7%	10.8%/12.1%

Projected future earnings in each period	(21)%	(13)%

Long term growth rates	N/M1	N/M1

N/M	– Not meaningful
[1]	A rate of 0 % would still lead to a recoverable amount in excess of the carrying amount.

The recoverable amounts of all remaining primary CGUs were substantially in excess of their respective carrying amounts. A triggering event review as of December 31, 2012 confirmed that there was no indication that the remaining goodwill of the primary CGUs might be impaired.

However, certain political or global risks for the banking industry such as a further escalation of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a prospective slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group’s CGUs and, thus, could result in an impairment of goodwill in the future.

Deutsche Bank	02 – Consolidated Financial Statements	338
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2012, and 2011, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intan- gible assets
	Unamortized			Amortized					Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Value of business acquired	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:

Balance as of January 1, 2011	870	418	1,288	1,689	780	763	857	4,089	955	6,332

Additions	–	4	4	30	10	37	28	105	476	585
Changes in the group of consolidated companies	–	29	29	(247)	–	32	–	(215)	(26)	(212)
Disposals	–	1	1	–	–	1	11	12	11	24
Reclassifications from (to) ‘held for sale’	–	–	–	26	–	(165)	33	(106)	6	(100)
Transfers	–	(3)	(3)	–	–	12	(3)	9	13	19
Exchange rate changes	24	(1)	23	(2)	24	20	5	47	12	82

Balance as of December 31, 2011	894	446	1,340	1,496	814	698	909	3,917	1,425	6,682

Additions	–	–	–	22	12	–	43	77	705	782
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	–	–	–	23	23	18	41
Reclassifications from (to) ‘held for sale’	–	–	–	–	–	–	(1)	(1)	–	(1)
Transfers	–	(4)	(4)	–	–	–	16	16	153	165
Exchange rate changes	(16)	(2)	(18)	1	22	(12)	(6)	5	(4)	(17)

Balance as of December 31, 2012	878	440	1,318	1,519	848	686	938	3,991	2,261	7,570

Accumulated amortization and impairment:

Balance as of January 1, 2011	96	1	97	401	104	157	406	1,068	334	1,499

Amortization for the year	–	–	–	117	22	40	122	301	85	386	[1]
Changes in the group of consolidated companies	–	–	–	–	–	–	(7)	(7)	(6)	(13)
Disposals	–	–	–	–	–	–	9	9	7	16
Reclassifications from (to) ‘held for sale’	–	–	–	22	–	(97)	27	(48)	5	(43)
Impairment losses	–	2	2	–	–	–	–	–	–	2	[2]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	1	(36)	(36)	41	5
Exchange rate changes	3	(1)	2	2	4	6	7	19	12	33

Balance as of December 31, 2011	99	2	101	541	130	107	510	1,288	464	1,853

Amortization for the year	–	–	–	114	31	37	100	282	174	456	[3]
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	–	–	–	20	20	16	36
Reclassifications from (to) ‘held for sale’	–	–	–	–	–	–	(1)	(1)	–	(1)
Impairment losses	202	2	204	86	–	–	3	89	95	388	[4]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	–	11	10	(2)	8
Exchange rate changes	(1)	(2)	(3)	1	3	(2)	(11)	(9)	(8)	(20)

Balance as of December 31, 2012	300	2	302	741	164	142	592	1,639	707	2,648

Carrying amount:

As of December 31, 2011	795	444	1,239	955	684	591	399	2,629	961	4,829

As of December 31, 2012	578	438	1,016	778	684	544	346	2,352	1,554	4,922

[1]

Of which € 380 million were included in general and administrative expenses and € 6 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

[2]	In 2011, impairments on unamortized intangible assets reflected a charge of € 2 million recorded in CB&S. The impairment related to the write-down of permits for a renewable energy investment.
[3]	The € 456 million were included in general and administrative expenses.
[4]

Of which € 291 million were included in impairment of intangible assets, consisting of impairments of retail management agreements (€ 202 million), customer-related intangible assets (€ 86 million) and trademarks (€ 2 million). Furthermore, € 96 million of impairments related to purchased (€ 1 million) and self-developed software (€ 95 million) were recorded in general and administrative expenses.

Deutsche Bank	02 – Consolidated Financial Statements	339
Financial Report 2012	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Amortized Intangible Assets

In 2012, additions to internally-generated intangible assets of € 705 million represent the capitalization of expenses incurred in conjunction with the Group’s activities related to the development of internally generated software. Impairments recorded on customer-related intangible assets totaling € (86) million included € (73) million in connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands (GTB) and € (13) million related to the realignment of PBC’s Consumer Banking proposition. The impairment of self-developed software of € (95) million was mainly the result of changes in the planned deployment of an IT system in AWM.

In 2011, additions to amortized purchased intangible assets of € 105 million mainly included capitalized payments pertaining to new servicing arrangements related to the Group’s depository receipts programs (customer-related intangible assets of € 30 million), capitalized expenses for purchased software (€ 28 million) and deferred policy acquisition costs (€ 10 million) related to incremental costs of acquiring investment management contracts which are commissions payable to intermediaries and business counterparties of the Group’s insurance business (see Note 39 “Insurance and Investment Contracts”). Furthermore, the capitalization of expenses incurred in relation to the Group’s activities related to the development of internally generated software (€ 476 million) contributed to the increase of this intangible asset category.

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

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 01 “Significant Accounting Policies” and Note 39 “Insurance and Investment Contracts”).

Useful lives of other amortized intangible assets by asset class

Useful lives in years
Internally generated intangible assets:
Software	up to 10

Purchased intangible assets:
Customer-related intangible assets	up to 25
Contract-based intangible assets	up to 23
Value of business acquired	up to 30
Other	up to 80

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-methodology.

Deutsche Bank	02 – Consolidated Financial Statements	340
Financial Report 2012	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

Retail investment management agreements: These assets, amounting to € 578 million, relate to the Group’s U.S. retail mutual fund business and is allocated to the AWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2012, a loss of € 202 million was recognized in the income statement as impairment of intangible assets. The impairment loss was predominantly due to declines in the expected development of invested asset flows, considering historical growth trends and impacts from the strategic review of the business conducted in 2012 as well as the competitive environment. In 2011, which also considered the then-announced strategic review of certain parts of the AM business, and 2010, there were no impairments as the recoverable amounts exceeded its carrying amount. The recoverable amount of the asset was calculated as fair value less costs to sell using the multi-period excess earnings method.

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU AWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognised in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 411 million. The Sal. Oppenheim trademark was recognised at € 27 million. Since both trademarks are expected to generate cash flows for an indefinite period of time, they are classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. Subsequent impairment reviews calculated the fair value less costs to sell of the trademarks based on the income approach using the relief-from-royalty method. Since acquisition, there have been no impairments.

26 –

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in Other assets and Other liabilities.

in € m.	Dec 31, 2012	Dec 31, 2011
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	0	–

Trading assets, Derivatives, Financial assets designated at fair value though P&L	–	2,012

Financial assets available for sale	4	115

Loans	–	–

Property and equipment	2	41

Other assets	101	198

Total assets classified as held for sale	107	2,366

Deposits, Central bank funds purchased and securities sold under resale agreements	–	–

Trading liabilities, Derivatives, Financial liabilities designated at fair value though P&L	–	–

Long-term debt	–	–

Other liabilities	78	1,669

Total liabilities classified as held for sale	78	1,669

As of December 31, 2012 and December 31, 2011, there were no unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale included in Accumulated other comprehensive income.

Deutsche Bank	02 – Consolidated Financial Statements	341
Financial Report 2012	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2012

In the fourth quarter 2012, the Group classified a wholly owned subsidiary as a disposal group held for sale. The entity belongs to the Corporate Division GTB and provides merchant acquiring services to multi-national clients of the Group. Pursuant to the sales agreement reached with the acquirer, the unit is expected to be sold within one year. The classification of the disposal group to the held for sale category did not lead to an impairment loss.

In the third quarter 2012, the Group classified several disposal groups, mainly consisting of foreclosures, as held for sale within the Corporate Division CB&S. All assets are expected to be sold within one year. The classification as held for sale did not result in an impairment loss.

Within the Corporate Division AWM, the Group had also classified a disposal group, mainly consisting of real estate fund units, as held for sale. The disposal of the unit closed in the first quarter 2013. The classification as held for sale had led to an impairment loss of € 1 million, which was recognized in Other income in the second quarter 2012.

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Closing is not expected to occur before the publication of this report. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate as of year-end 2012 and will not reclassify the disposal group as held for sale until such approvals are given.

Disposals in 2012

Division	Disposal	Financial impact[1]	Date of the disposal
Former Corporate Investments	The exposure in Actavis mainly consisted of € 4.0 billion in loans and € 33 million in equity method investments.	As a result of the substantial progress towards an agreement for a third party to acquire Actavis, the Group recognized an impairment loss of € 257 million in the first quarter 2012, before its classification as held for sale. The classification as held for sale did not result in any additional impairment loss. Ongoing negotiations with the buyer may result in an adjustment to the contractual purchase price.	Fourth quarter 2012

Former Corporate Investments	Several buildings held as property and equipment.	None.	In 2012

Corporate Banking & Securities	A disposal group mainly including traded loans, mortgage servicing rights and financial guarantees.	An impairment loss of € 22 million was recorded in 2011.	First quarter 2012

Asset & Wealth Management	Several disposal groups and several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group.	None.	In 2012

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Change in Classification in 2012

Division	Change in classification	Financial impact[1]	Date and reason for change in classification
Corporate Banking & Securities	An investment in an associate.	The classification of the investment as held for sale led to an initial impairment loss of € 2 million in 2011 and, due to a change in the fair value less cost to sell, to a reversal of that impairment loss of € 2 million in the first quarter 2012.	Second quarter 2012, as despite attempts to sell there have not been any buyers.

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Deutsche Bank	02 – Consolidated Financial Statements	342
Financial Report 2012	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2011

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Corporate Banking & Securities	A disposal group, mainly consisting of traded loans, mortgage servicing rights and financial guarantees.	An impairment loss of € 22 million was recorded in 2011.	Disposals in 2012

Corporate Banking & Securities	An investment in an associate and several disposal groups.	The classification as held for sale of the investment in an associate led to an impairment loss of € 2 million in 2011. All other classifications did not result in any impairment loss.	Change in Classification in 2012

Asset & Wealth Management	Several disposal groups, mainly including property and equipment.	None.	Disposals in 2012

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Disposals in 2011

Division	Disposal	Financial impact[1]	Date of the disposal
Former Corporate Investments	The Group headquarters in Frankfurt am Main.	The classification of property
and equipment of € 592 million
as held for sale in the first
quarter 2011 resulted in an
initial impairment loss of
€ 34 million, with an additional
impairment loss of € 13 million
recorded in the second quarter
2011. On final settlement in the
fourth quarter 2011 and after
adjustments for retained assets,
the Group sold assets of
€ 528 million, resulting in an
impairment loss of € 37 million
equal to a reversal of
€ 10 million compared to the
total impairment losses
previously incurred in the first
		half 2011.	Fourth quarter 2011

Corporate Banking & Securities	An investment in an associate, a subsidiary that mainly included a German real estate investment property asset and several disposal groups.	None.	In 2011

Asset & Wealth Management	A subsidiary and several assets (previously acquired as part of the acquisition of the Sal. Oppenheim Group).	None.	In 2011

Private & Business Clients	A non-core business activity.	The classification as a disposal group with related goodwill of € 5 million resulted in an impairment loss of € 3 million in 2011.	Second quarter 2011

Private & Business Clients	Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd.	None.	First quarter 2011

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Change in Classification in 2011

Division	Change in classification	Financial impact[1]	Date and reason for the change in classification
Former Corporate Investments	BHF-BANK	None.	Second quarter 2011, because negotiations ended.

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Deutsche Bank	02 – Consolidated Financial Statements	343
Financial Report 2012	Notes to the Consolidated Balance Sheet 28 – Deposits

27 –

Other Assets and Other Liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	67,372	63,772
Receivables from prime brokerage	6,068	9,652
Pending securities transactions past settlement date	4,096	3,479
Receivables from unsettled regular way trades	19,758	45,907
Total brokerage and securities related receivables	97,295	122,810

Accrued interest receivable	3,216	3,598

Assets held for sale	107	2,366

Other	23,356	26,020

Total other assets	123,973	154,794

in € m.	Dec 31, 2012	Dec 31, 2011
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	74,646	58,419
Payables from prime brokerage	31,078	32,255
Pending securities transactions past settlement date	3,029	2,823
Payables from unsettled regular way trades	19,257	46,236
Total brokerage and securities related payables	128,010	139,733

Accrued interest payable	3,636	3,665

Liabilities held for sale	78	1,669

Other	37,820	42,749

Total other liabilities	169,544	187,816

For further details on the assets and liabilities held for sale please refer to Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

28 –

Deposits

in € m.	Dec 31, 2012	Dec 31, 2011
Noninterest-bearing demand deposits	143,920	99,047

Interest-bearing deposits
Demand deposits	135,030	163,618
Time deposits	172,007	202,979
Savings deposits	126,245	136,087

Total interest-bearing deposits	433,282	502,684

Total deposits	577,202	601,730

Deutsche Bank	02 – Consolidated Financial Statements	344
Financial Report 2012	Notes to the Consolidated Balance Sheet 29 – Provisions

29 –

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational/ Litigation	Restructuring	Other[1]	Total
Balance as of January 1, 2011	866	516	–	603	1,985

Changes in the group of consolidated companies	–	0	–	10	10
New provisions	166	860	–	312	1,338
Amounts used	(124)	(370)	–	(172)	(666)
Unused amounts reversed	(5)	(197)	–	(116)	(318)
Effects from exchange rate fluctuations/Unwind of discount	16	5	–	2	23
Other	–	7	–	18[2]	25

Balance as of December 31, 2011	919	822	–	655	2,396

Changes in the group of consolidated companies	–	–	–	(7)	(7)
New provisions	182	2,689	326	921	4,118
Amounts used	(130)	(815)	(141)	(181)	(1,267)
Unused amounts reversed	(4)	(82)	(20)	(225)	(331)
Effects from exchange rate fluctuations/Unwind of discount	(4)	(10)	0	2	(12)
Other	–	–	–	(2)	(2)

Balance as of December 31, 2012	963	2,604	165	1,163	4,895

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 20 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

[2]	Includes mainly reclassifications (to)/from liabilities held for sale.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

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

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 11 “Restructuring”.

Other provisions include several specific items arising from a variety of different circumstances, including a contingent liability relating to certain businesses acquired from Sal. Oppenheim Group (see Note 04 “Acquisitions and Dispositions”), deferred sales commissions, the provision for the United Kingdom bank levy and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank (see Note 37 “Related Party Transactions”).

Other provisions also include amounts for mortgage repurchase demands. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion

Deutsche Bank	02 – Consolidated Financial Statements	345
Financial Report 2012	Notes to the Consolidated Balance Sheet 29 – Provisions

of private label securities and U.S. $ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of December 31, 2012, Deutsche Bank has approximately U.S. $ 4.6 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank has established provisions of € 341 million in 2012. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made, but Deutsche Bank cannot reliably estimate their timing or amount.

As of December 31, 2012, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.6 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 41.6 billion of loans sold by Deutsche Bank as described above.

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, the Group estimates the possible loss where the Group believes that an estimate can be made.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Where a provision has been taken for a particular claim, no contingent liability is recorded.

In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For those matters where an estimate can be made, the Group currently estimates that, as of December 31, 2012, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.5 billion (2011: € 2.2 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect.

Deutsche Bank	02 – Consolidated Financial Statements	346
Financial Report 2012	Notes to the Consolidated Balance Sheet 29 – Provisions

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

Auction Rate Securities Litigation. Deutsche Bank and Deutsche Bank Securities Inc. (“DBSI”) have been named as defendants in twenty-one actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate preferred securities and auction rate securities (together, “ARS”). Of those twenty-one actions, one is pending and twenty have been resolved or dismissed with prejudice. Deutsche Bank and DBSI were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold ARS offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. Deutsche Bank was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs filed appeals of the dismissals with the Second Circuit Court of Appeals. On March 5, 2013, the Second Circuit affirmed dismissal of the two putative class actions.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR), Singapore Interbank Offered Rate (SIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

In connection with the above-referenced investigations, in the period from mid-2012 to early 2013, three financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, one financial institution’s settlement included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against that entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

Deutsche Bank	02 – Consolidated Financial Statements	347
Financial Report 2012	Notes to the Consolidated Balance Sheet 29 – Provisions

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR. These U.S. Dollar LIBOR civil actions have been consolidated for pre-trial purposes, and Deutsche Bank and the other bank defendants moved to dismiss the amended complaints that had been filed by the end of April 2012. On March 29, 2013, the Court dismissed a substantial portion of plaintiffs’ claims, such as the federal and state antitrust claims. The Court allowed some manipulation claims to proceed and granted plaintiffs’ motion to amend their complaints based on information that emerged in regulatory settlements.

Additional complaints against Deutsche Bank and other banks relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in or otherwise transferred to the Southern District of New York by the Judicial Panel on Multidistrict Litigation but have stayed pending the resolution of the motions to dismiss. Other actions against Deutsche Bank and other banks concerning U.S. Dollar LIBOR are currently pending in other federal district courts, and defendants are seeking to have them transferred to the Southern District of New York. One complaint relating to the alleged manipulation of Yen LIBOR and Euroyen TIBOR has also been filed in the Southern District of New York. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act, state and federal antitrust laws, the Racketeer Influcenced and Corrupt Organizations Act and other state laws.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) regarding the Kirch Group in an interview with Bloomberg television on February 4, 2002, was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for pay-ment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. KGL Pool GmbH appealed the decision. On December 14, 2012, the appellate court altered the judgment by District Court Munich I and held that Deutsche Bank and Dr. Breuer are liable for damages assigned by one subsidiary of the former Kirch Group and claimed under the motion for payment, rendered a declaratory judgment in favor of certain subsidiaries and dismissed the claims assigned by certain other subsidiaries. On March 12, 2013, the appellate court handed down the written judgment containing the reasons. Deutsche Bank and Dr. Breuer filed a request for leave to appeal with the German Federal Supreme Court. As a next step, the appellate court will request an expert opinion on possible damages to decide on the amount owed under the payment claim.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination,

Deutsche Bank	02 – Consolidated Financial Statements	348
Financial Report 2012	Notes to the Consolidated Balance Sheet 29 – Provisions

purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the United States District Court for the Southern District of New York dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs appealed. On March 1, 2013, the United States Court of Appeals for the Second Circuit reversed the dismissal and remanded the case for further proceedings to the District Court.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Asset Management Fund, Assured Guaranty Municipal Corporation, Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategica Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Freedom Trust 2011-2, John Hancock, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), RMBS Recovery Holdings 4, LLC, VP Structured Products, LLC, Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Spencerview Asset Management Ltd., The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates, and on January 4, 2013, the court issued an opinion explaining the basis for this order. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims. The plaintiffs repled the claims dismissed without prejudice by filing a new complaint on February 4, 2013.

Deutsche Bank	02 – Consolidated Financial Statements	349
Financial Report 2012	Notes to the Consolidated Balance Sheet 30 – Credit related Commitments and Contingent Liabilities

On July 16, 2012, the Minnesota District Court dismissed with prejudice without leave to replead claims by Moneygram Payment Systems, Inc., which the plaintiffs have appealed. On January 13, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota.

On February 4, 2013, pursuant to the terms of a settlement agreement, Stichting Pensioenfonds ABP dismissed two lawsuits that had been filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

A number of entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

On May 8, 2012, Deutsche Bank reached a settlement with Assured Guaranty Municipal Corporation regarding claims on certain residential mortgage-backed securities (RMBS) issued and underwritten by Deutsche Bank that are covered by financial guaranty insurance provided by Assured. Pursuant to this settlement, Deutsche Bank made a payment of U.S.$ 166 million and agreed to participate in a loss share arrangement to cover a percentage of Assured’s future losses on certain RMBS issued by Deutsche Bank. This settlement resolves two litigations with Assured relating to financial guaranty insurance and limits claims in a third litigation where all the underlying mortgage collateral was originated by Greenpoint Mortgage Funding, Inc. (a subsidiary of Capital One), which is required to indemnify Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of US-Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

30 –

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. The Group considers these instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

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

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Irrevocable lending commitments	129,657	127,995

Contingent liabilities	68,361	73,653

Total	198,018	201,648

Deutsche Bank	02 – Consolidated Financial Statements	350
Financial Report 2012	Notes to the Consolidated Balance Sheet 32 – Long-Term Dept and Trust Preferred Securities

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place.

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

31 –

Other Short-Term Borrowings

in € m.	Dec 31, 2012	Dec 31, 2011
Other short-term borrowings:

Commercial paper	23,616	30,807

Other	45,444	34,549

Total other short-term borrowings	69,060	65,356

32 –

Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2013	Due in 2014	Due in 2015	Due in 2016	Due in 2017	Due after 2017	Total Dec 31, 2012	Total Dec 31, 2011
Senior debt:

Bonds and notes:
Fixed rate	12,382	11,154	11,682	10,418	13,313	31,063	90,012	98,452[1]
Floating rate	10,231	4,441	2,608	2,239	3,270	6,687	29,476	37,855[1]

Subordinated debt:

Bonds and notes:
Fixed rate	1,101	390	708	500	–	1,519	4,218	3,373[1]
Floating rate	4,174	178	84	–	–	131	4,567	4,068[1]

Other	12,033	1,384	1,917	1,000	1,930	11,559	29,824	19,668

Total long-term debt	39,920	17,548	16,999	14,157	18,513	50,959	158,097	163,416

[1]	Prior year amounts have been amended.

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2012 and 2011.

Deutsche Bank	02 – Consolidated Financial Statements	351
Financial Report 2012	Additional Notes 33 – Common Shares

Trust Preferred Securities1

in € m.	Dec 31, 2012	Dec 31, 2011
Fixed rate	10,024	11,402

Floating rate	2,067	942

Total trust preferred securities	12,091	12,344

[1]	Perpetual instruments, redeemable at specific future dates at the Group’s option.

Additional Notes

33 –

Common Shares

Common Shares

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2011	929,499,640	(10,437,280)	919,062,360

Shares issued under share-based compensation plans	–	–	–
Capital increase	–	–	–
Shares purchased for treasury	–	(381,738,342)	(381,738,342)
Shares sold or distributed from treasury	–	367,286,623	367,286,623

Common shares, December 31, 2011	929,499,640	(24,888,999)	904,610,641

Shares issued under share-based compensation plans	–	–	–
Capital increase	–	–	–
Shares purchased for treasury	–	(381,117,111)	(381,117,111)
Shares sold or distributed from treasury	–	405,690,368	405,690,368

Common shares, December 31, 2012	929,499,640	(315,742)	929,183,898

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for future share-based compensation.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2012, Deutsche Bank AG had authorized but unissued capital of € 1,152,000,000 which may be issued in whole or in part until April 30, 2016. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date

€230,400,000	Cash	May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2016

€230,400,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company	April 30, 2016

€691,200,000	Cash	May not be excluded	April 30, 2016

Deutsche Bank	02 – Consolidated Financial Statements	352
Financial Report 2012	Additional Notes 34 – Employee Benefits

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

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2015

€ 230,400,000	April 30, 2016

€ 230,400,000	April 30, 2017

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2012, 2011 and 2010, respectively.

	2012 (proposed)	2011	2010
Cash dividends declared (in € m.)[1]	697	697	697

Cash dividends declared per common share (in €)	0.75	0.75	0.75

[1]	Cash dividend for 2012 is based on the number of shares issued as of December 31, 2012.

No dividends have been declared since the balance sheet date.

34 –

Employee Benefits

Share-Based Compensation Plans

The Group made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

Deutsche Bank	02 – Consolidated Financial Statements	353
Financial Report 2012	Additional Notes 34 – Employee Benefits

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2012/ 2011	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff

	Annual Award – Upfront	Vesting immediately at grant[2]	No	Regulated employees

2010	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention

		Or cliff vesting after 45 months	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

2009	Annual Award	50%: 24 months 25%: 36 months 25%: 48 months	No	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

[1]	For regulated employees share delivery after a further retention period of six months. For members of the Management Board a different schedule applies.
[2]	For regulated employees share delivery after a retention period of six months. For members of the Management Board share delivery after a retention period of three years.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan (“GSPP”). Employees in select countries are granted up to ten shares per employee after a savings period of one year and a subsequent vesting period of one more year. As of December 31, 2012, entities in 37 countries enrolled in the new plan.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Activity for Share Plans

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2010	68,915	€ 40.31

Granted	28,022	€ 40.54
Issued	(24,150)	€ 49.12
Forfeited	(3,092)	€ 37.86

Balance as of December 31, 2011	69,695	€ 37.37

Granted	38,648	€ 30.00
Issued	(43,425)	€ 33.80
Forfeited	(2,419)	€ 38.37

Balance as of December 31, 2012	62,499	€ 35.25

The table also includes the grants under the cash plan variant of the DB Equity Plan.

Deutsche Bank	02 – Consolidated Financial Statements	354
Financial Report 2012	Additional Notes 34 – Employee Benefits

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 44 million, € 35 million and € 33 million for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, the grant volume of outstanding share awards was approximately € 2.2 billion. Thereof, € 1.6 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.6 billion as of December 31, 2012.

In addition to the amounts shown in the table above, approximately 14.8 million shares were issued to plan participants in February 2013, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.6 million units under the cash plan variant of this DB Equity Plan).

Furthermore, in February 2013 the Group granted awards of approximately 23.2 million units, with an average fair value of € 36.07 per unit under the DB Equity Plan with modified plan conditions for 2013. Approximately 0.7 million units of these grants were made under the cash plan variant of this DB Equity Plan.

Taking into account the units issued and granted in February 2013 the balance of outstanding shares awards as of month-end February 2013 is approximately 71 million units.

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

The Group also maintains various post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. The Group accrues for these obligations over the service of the employee and pays the benefits from Group assets when the benefits become due. Once a retiree is eligible for Medicare the retiree is no longer eligible under the Group’s medical plan and the Group makes a contribution to a Health Reimbursement Account for that retiree.

The Group’s Pensions Risk Committee oversees risks related to the Group’s post-employment benefit plans around the world. Within this context it develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.

The Group’s funding policy is to maintain coverage of the defined benefit obligation (“DBO”) by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. Nevertheless, the Group has determined that certain plans should remain unfunded. Obligations for the Group’s unfunded plans are accrued on the balance sheet.

Deutsche Bank	02 – Consolidated Financial Statements	355
Financial Report 2012	Additional Notes 34 – Employee Benefits

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the BVV. The subsidiary liability for providing the benefits lies with the employer in Germany. The Group classifies the BVV plan as a multi-employer plan and accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees. In 2012, expenses for the contributions to the BVV were € 51 million (2011: € 53 million). In addition, the Group’s expenses for defined contribution plans also include annual contributions by Deutsche Postbank AG to the special pension fund for postal civil servants of € 105 million (2011: € 112 million).

Reconciliation in Movement of Liabilities and Assets – Impact on Balance sheet

	Retirement benefit plans		Post-employment medical plans
in € m.	2012	2011	2012	2011
Change in defined benefit obligation:

Balance, beginning of year	12,974	12,071	164	154

Current service cost	257	248	4	3
Interest cost	619	600	7	7
Contributions by plan participants	19	19	–	–
Actuarial loss (gain)	1,503	458	(7)	18
Exchange rate changes	45	136	(3)	5
Benefits paid	(618)	(563)	(9)	(8)
Past service cost (credit)	30	21	–	(15)
Acquisitions	–	–	–	–
Divestitures	–	(17)	–	–
Settlements/curtailments	(2)	(1)	–	–
Other [1]	3	2	8	–

Balance, end of year	14,830	12,974	164	164

thereof: in unfunded plans	1,351	1,162	164	164
thereof: in funded plans	13,479	11,812	–	–

Change in fair value of plan assets:

Balance, beginning of year	12,594	11,076	–	–

Expected return on plan assets	577	531	–	–
Actuarial gain (loss)	650	1,165	–	–
Exchange rate changes	85	152	–	–
Contributions by the employer	160	117	–	–
Contributions by plan participants	19	19	–	–
Benefits paid [2]	(481)	(464)	–	–
Acquisitions	–	–	–	–
Divestitures	–	(12)	–	–
Settlements	(2)	9	–	–
Other [1]	0	1	–	–

Balance, end of year	13,602	12,594	–	–

Funded status, end of year	(1,228)	(380)	(164)	(164)
Past service cost (credit) not recognized	0	–	–	–
Asset ceiling	(0)	–	–	–
Reclassification as held for sale	(0)	–	–	–

Net asset (liability) recognized	(1,228)	(380)	(164)	(164)

thereof: other assets	926	1,336	–	–
thereof: other liabilities	(2,154)	(1,716)	(164)	(164)

[1]	Includes opening balance of first time application of smaller plans.
[2]	For funded plans only.

Deutsche Bank	02 – Consolidated Financial Statements	356
Financial Report 2012	Additional Notes 34 – Employee Benefits

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. The following rates are presented in the form of weighted averages.

	2012	2011	2010
Assumptions used for retirement benefit plans

to determine defined benefit obligations, end of year
Discount rate	3.9%[1]	4.8%	5.1%
Rate of price inflation	2.4%	2.5%	2.5%
Rate of nominal increase in future compensation levels	3.2%	3.4%	3.3%
Rate of nominal increase for pensions in payment	2.3%	2.5%	2.4%

to determine expense, year ended
Discount rate	4.8%	5.1%	5.4%
Rate of price inflation	2.5%	2.5%	2.7%
Rate of nominal increase in future compensation levels	3.4%	3.3%	3.4%
Rate of nominal increase for pensions in payment	2.5%	2.4%	2.4%
Expected rate of return on plan assets	4.5%	4.9%	5.0%

Assumptions used for post-employment medical plans

to determine defined benefit obligations, end of year
Discount rate	3.9%	4.5%	5.3%

to determine expense, year ended
Discount rate	4.5%	5.3%	5.9%

Assumed life expectancy at age 65

for a male aged 65 at measurement date	19.9	19.4	19.4
for a male aged 45 at measurement date	22.2	21.6	21.6
for a female aged 65 at measurement date	23.2	22.9	22.8
for a female aged 45 at measurement date	25.4	25.0	24.9

[1]	The discount rate applied to determine the defined benefit pension obligations in Germany/eurozone as of December 31, 2012 is 3.7%.

For the Group’s most significant plans, the discount rate assumption at each measurement date is set based on a high quality corporate bond yield curve approach reflecting the actual timing and amount of the future benefit payments for the respective plan. A consistent discount rate assumption is used across the eurozone based on the assumption applicable for the Group’s largest plan in Germany. For other plans, the discount rate is based on high quality corporate or government bond yields, as appropriate, at each measurement date with a duration consistent with the respective plan’s obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market implied measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the nominal increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each plan is set reflecting a building block approach based on the price inflation assumption and reflecting the Group’s reward structure or policies in each market as well as relevant local statutory and plan-specific requirements.

The expected rate of return on assets is developed separately for each funded plan, using a building block approach recognizing each plan’s target asset allocation at the measurement date and the assumed return on assets for each asset category. The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets where appropriate. For example, the expected rate of return for equities and property is derived by adding relevant risk premia to the risk-free rate.

Deutsche Bank	02 – Consolidated Financial Statements	357
Financial Report 2012	Additional Notes 34 – Employee Benefits

Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

In determining the obligations and expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.3 % in the per capita cost of covered health care benefits was assumed for 2013. The rate is assumed to decrease gradually to 5.1 % by the end of 2019 and to remain at that level thereafter.

Pension Fund Investments

The Group’s primary investment objective is to immunize broadly the Group to large swings in the funded status of its retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group’s costs of providing the benefits to employees in the long term. The aim is to maximize returns within the Group’s overall risk tolerance. The following rates are presented in the form of weighted averages.

Percentage of plan assets
	Target allocation	Dec 31, 2012	Dec 31, 2011
Asset categories:
Equity instruments	10%	9%	7%
Debt instruments (including Cash and Derivatives)	85%	88%	87%
Alternative Investments (including Property)	5%	3%	6%

Total asset categories	100%	100%	100%

The actual return on plan assets for the year 2012 was € 1,227 million (2011: € 1,696 million).

Plan assets as of December 31, 2012, include derivative transactions with Group entities with a negative market value of € 242 million. In addition, there are € 7 million of securities issued by the Group included in the plan assets.

Impact on Cashflows

The Group expects to pay approximately € 190 million in regular contributions to its retirement benefit plans in 2013. Furthermore the Group is considering making a contribution to fund the majority of Postbank’s defined benefit obligations in 2013. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2013.

The table below reflects the benefits expected to be paid by the defined benefit plans in each of the respective periods. The amounts include benefits attributable to employees’ past and estimated future service, and include both amounts paid from the Group’s pension funds in respect of funded plans and by the Group in respect of unfunded plans.

in € m.	Retirement benefit plans	Post-employment medical plans
2013	582	10

2014	560	10

2015	574	10

2016	595	10

2017	630	11

2018 – 2022	3,607	55

Deutsche Bank	02 – Consolidated Financial Statements	358
Financial Report 2012	Additional Notes 34 – Employee Benefits

Impact on Equity

The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders’ equity and are presented in the Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Changes in Equity. The following amounts are presented without any tax effects.

	Amount recognized in comprehensive income (gain(loss))
in € m.	Dec 31, 2012	[1]	2012	2011
Retirement benefit plans:
Actuarial gain (loss)	8		(853)	707
Asset ceiling	(0)		0	2

Total retirement benefit plans	8		(853)	709

Post-employment medical plans:
Actuarial gain (loss)	14		7	(18)

Total post-employment medical plans	14		7	(18)

Total amount recognized	22		(846)	691

[1]	Accumulated since the Group adopted IFRS and inclusive of the impact of exchange rate changes.

Experience Impacts on Liabilities and Assets

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Retirement benefit plans:

Defined benefit obligation	14,830	12,974	12,071	9,416	8,189
thereof: experience adjustments (loss (gain)) [1]	(117)	25	(83)	(72)	24

Fair Value of plan assets	13,602	12,594	11,076	9,352	8,755
thereof: experience adjustments (gain (loss)) [1]	650	1,165	224	92	(221)

Funded status	(1,228)	(380)	(995)	(64)	566

Post-employment medical plans:

Defined benefit obligation	164	164	154	136	119
thereof: experience adjustments (loss (gain)) [1]	(12)	8	1	–	(5)

Funded status	(164)	(164)	(154)	(136)	(119)

[1]	Amounts arisen in the applicable year.

Sensitivity to Key Assumptions

The figures presented below reflect the effect of adjusting each assumption in isolation.

Increase/(decrease)	Defined benefit obligation as of		Expenses for
in € m.	Dec 31, 2012	Dec 31, 2011	2013	2012
Retirement benefit plans sensitivity:
Discount rate (50 basis points decrease)	1,090	960	60[1]	5
Rate of price inflation (50 basis points increase)	670	555	40	40
Rate of real increase in future compensation levels (50 basis points increase)	120	105	10	10
Longevity (improvement by ten percent) [2]	305	255	15	15
Expected rate of return (50 basis points decrease)	–	–	–[3]	65

Post-employment medical plans sensitivity:
Health care cost rate (100 basis points increase)	5	17	0	2
Health care cost rate (100 basis points decrease)	(4)	(15)	(0)	(1)

[1]	Includes application of the discount rate to the funded status, rather than only the defined benefit obligation, under the new IAS 19 rules which apply from 2013.
[2]

Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

[3]	Not applicable under the new IAS 19 rules which apply from 2013.

Deutsche Bank	02 – Consolidated Financial Statements	359
Financial Report 2012	Additional Notes 35 – Income Taxes

Expense of post-employment benefits and selected other employee benefits

in € m.	2012	2011	2010
Expenses for retirement benefit plans:
Current service cost	257	248	243
Interest cost	619	600	527
Expected return on plan assets	(577)	(531)	(490)
Past service cost (credit) recognized	30	21	(77)
Settlements/curtailments	(0)	(9)	(14)

Total retirement benefit plans	329	329	189

Expenses for post-employment medical plans:
Current service cost	4	3	3
Interest cost	7	7	9
Past service cost (credit) recognized	–	(15)	–

Total post-employment medical plans	11	(5)	12

Total expenses defined benefit plans	340	324	201

Total expenses for defined contribution plans	375	351	239

Total expenses for post-employment benefits	715	675	440

Expenses for selected other employee benefits
Employer contributions to mandatory German social security pension plan	231	226	171
Expenses for cash retention plans[1]	1,133	1,014	818
Expenses for share-based payments, equity settled[1]	1,097	1,261	1,153
Expenses for share-based payments, cash settled[1]	17	28	24
Expenses for severance payments[2]	472	461	499

[1]

Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment. Thereof, € 83 million were recognized as part of restructuring expenses in the year 2012.

[2]	Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

Expected expenses for 2013 are € 315 million for retirement benefit plans and € 10 million for post-employment medical plans.

The increase in expenses for post-employment benefits in 2011 compared to 2010 is mainly caused by the full-year impact of the consolidation of Postbank in the 2011 expense and the change in indexation of UK occupational pensions in deferment from the Retail Prices Index (RPI) to the Consumer Prices Index (CPI) due to a UK Government announcement which led to a past service credit of € 104 million recognized in the 2010 expense.

35 –

Income Taxes

in € m.	2012	2011	2010
Current tax expense (benefit):
Tax expense (benefit) for current year	728	1,683	1,339
Adjustments for prior years[1]	(955)	(232)	(9)

Total current tax expense (benefit)	(227)	1,451	1,330

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	574	(143)	700
Effect of changes in tax law and/or tax rate	10	110	7
Adjustments for prior years[1]	136	(354)	(392)

Total deferred tax expense (benefit)	720	(387)	315

Total income tax expense (benefit)	493	1,064	1,645

[1]	Adjustments for prior years include a current tax benefit of € 435 million with an offsetting equal amount in deferred tax expense.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 12 million in 2012, an income tax benefit of € 28 million in 2011 and an income tax expense of € 37 million in 2010.

Deutsche Bank	02 – Consolidated Financial Statements	360
Financial Report 2012	Additional Notes 35 – Income Taxes

Total current tax benefit includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which increased the current tax benefit by € 94 million in 2012. These effects reduced the current tax expense by € 35 million and by € 6 million in 2011 and 2010, respectively.

Total deferred tax expense includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which increased the deferred tax expense by € 92 million in 2012. In 2011 these effects increased the deferred tax benefit by € 262 million and increased the deferred tax expense by € 173 million in 2010.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense

in € m.	2012	2011	2010
Expected tax expense at domestic income tax rate of 31% (30.8 % for 2011 and 30.7 % for 2010)	243	1,657	1,219

Foreign rate differential	34	(28)	63

Tax-exempt gains on securities and other income	(495)	(467)	(556)

Loss (income) on equity method investments	(73)	(39)	(87)

Nondeductible expenses	563	297	335

Impairments of goodwill	630	–	–

Deutsche Postbank AG related charge with no tax benefit	–	–	668

Changes in recognition and measurement of deferred tax assets	(2)	(297)	167

Effect of changes in tax law and/or tax rate	10	110	7

Effect related to share-based payments	(17)	90	48

Effect of policyholder tax	12	(28)	37

Other	(412)	(231)	(256)

Actual income tax expense (benefit)	493	1,064	1,645

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2012 and 2011 “Other” in the preceding table mainly includes the effects of settling these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the year ended December 31, 2012. For 2011 the domestic income tax rate was 30.8 % and for 2010 30.7%.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2012	2011	2010
Actuarial gains/losses related to defined benefit plans	399	(50)	(29)

Financial assets available for sale:
Unrealized net gains/losses arising during the period	(537)	173	(59)
Net gains/losses reclassified to profit or loss	6	(11)	(47)

Derivatives hedging variability of cash flows:
Unrealized net gains/losses arising during the period	(6)	92	30
Net gains/losses reclassified to profit or loss	(13)	(1)	(1)

Other equity movement:
Unrealized net gains/losses arising during the period	104	(129)	320
Net gains/losses reclassified to profit or loss	–	1	(3)

Income taxes (charged) credited to other comprehensive income [1]	(47)	75	211

Other income taxes (charged) credited to equity	34	46	30

[1]	Starting in 2011 actuarial gains/losses related to defined benefit plans are presented as part of other comprehensive income. Prior period numbers were adjusted accordingly.

Deutsche Bank	02 – Consolidated Financial Statements	361
Financial Report 2012	Additional Notes
	35 – Income Taxes

Major components of the Group’s gross deferred income tax assets and liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Deferred tax assets:
Unused tax losses	1,802	2,375
Unused tax credits	166	185
Deductible temporary differences:
Trading activities	12,108	10,686
Property and equipment	830	806
Other assets	2,758	2,560
Securities valuation	524	1,209
Allowance for loan losses	750	525
Other provisions	1,504	1,178
Other liabilities	890	775

Total deferred tax assets pre offsetting	21,332	20,299

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	11,111	9,370
Property and equipment	48	49
Other assets	1,037	1,103
Securities valuation	1,215	790
Allowance for loan losses	108	348
Other provisions	451	414
Other liabilities	1,099	1,277

Total deferred tax liabilities pre offsetting	15,069	13,351

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2012	Dec 31, 2011
Presented as deferred tax assets	7,718	8,737

Presented as deferred tax liabilities	1,455	1,789

Net deferred tax assets	6,263	6,948

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

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2012 [1]	Dec 31, 2011 [1]
Deductible temporary differences	(332)	(296)

Not expiring	(3,069)	(3,342)
Expiring in subsequent period	(10)	(45)
Expiring after subsequent period	(2,227)	(2,143)

Unused tax losses	(5,306)	(5,530)

Expiring in subsequent period	–	–
Expiring after subsequent period	(287)	(101)

Unused tax credits	(287)	(101)

[1]	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2012 and December 31, 2011, the Group recognized deferred tax assets of € 1.3 billion and € 1.5 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

Deutsche Bank	02 – Consolidated Financial Statements	362
Financial Report 2012	Additional Notes
	36 – Derivatives

As of December 31, 2012 and December 31, 2011, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 138 million and € 135 million respectively, in respect of which no deferred tax liabilities were recognized.

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

in € m.	Assets 2012	Liabilities 2012	Assets 2011	Liabilities 2011
Derivatives held as fair value hedges	7,990	2,455	7,485	2,741

Deutsche Bank	02 – Consolidated Financial Statements	363
Financial Report 2012	Additional Notes
	36 – Derivatives

For the years ended December 31, 2012, 2011 and 2010, a loss of € 0.1 billion, a gain of € 2.2 billion and a gain of € 0.7 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were losses of € 0.4 billion, € 1.5 billion and € 0.6 billion, respectively.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps, equity index swaps and foreign exchange forwards, in order to protect itself against exposure to variability in interest rates, equities and exchange rates.

in € m.	Assets 2012	Liabilities 2012	Assets 2011	Liabilities 2011
Derivatives held as cash flow hedges	137	430	–	436

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2012
Cash inflows from assets	80	133	89	262
Cash outflows from liabilities	(26)	(44)	(33)	(51)

Net cash flows 2012	54	89	56	211

As of December 31, 2011
Cash inflows from assets	46	83	75	302
Cash outflows from liabilities	(4)	(4)	–	–

Net cash flows 2011	42	79	75	302

Of these expected future cash flows, most will arise in relation to the Group’s largest cash flow hedging program, Maher Terminals LLC.

Cash Flow Hedge Balances

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Reported in Equity [1]	(341)	(427)	(289)
of which relates to terminated programs	(17)	(26)	(44)

Gains (losses) posted to equity for the year ended	42	(141)	(78)
Gains (losses) removed from equity for the year ended	(45)	(3)	(4)
Ineffectiveness recorded within P&L	1	–	(3)

[1]	Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

As of December 31, 2012 the longest term cash flow hedge matures in 2027.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

in € m.	Assets 2012	Liabilities 2012	Assets 2011	Liabilities 2011
Derivatives held as net investment hedges	244	790	76	1,610

For the years ended December 31, 2012, 2011 and 2010, losses of € 357 million, € 218 million and € 197 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

Deutsche Bank	02 – Consolidated Financial Statements	364
Financial Report 2012	Additional Notes
	37 – Related Party Transactions

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

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.

Compensation expense of key management personnel

in € m.	2012	2011	2010
Short-term employee benefits	17	14	23

Post-employment benefits	3	3	3

Other long-term benefits	14	6	3

Termination benefits	15	–	2

Share-based payment	16	5	11	[1]

Total	65	28	42

[1]	2010 amount adjusted for expense of € 5 million in respect of Equity Upfront Awards granted to the members of the Management Board for 2010 financial year.

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted up to € 1.6 million as of December 31, 2012, € 2 million as of December 31, 2011 and € 2 million as of December 31, 2010.

Among the Group’s transactions with key management personnel as of December 31, 2012 were loans and commitments of € 7 million and deposits of € 13 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

During 2010 and through the first quarter of 2011, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was closed the payer company was not included in the Group of consolidated companies.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Deutsche Bank	02 – Consolidated Financial Statements	365
Financial Report 2012	Additional Notes
	37 – Related Party Transactions

Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans

in € m.	2012	2011
Loans outstanding, beginning of year	5,158	4,329

Loans issued during the year	436	1,211[1]
Loan repayment during the year	4,611[2]	307
Changes in the group of consolidated companies	0	(13)
Exchange rate changes/other	(58)	(62)

Loans outstanding, end of year[3]	925	5,158

Other credit risk related transactions:

Allowance for loan losses	47	53

Provision for loan losses	47	22

Guarantees and commitments	55	262

[1]	The increase in loans issued during 2011 is mainly related to the restructuring of a loan transaction in the Americas.
[2]	The increase in repayments during 2012 is mainly related to the sale of a restructured loan transaction in Europe.
[3]

Loans past due were € 3 million as of December 31, 2012 and nil as of December 31, 2011. For the above loans the Group held collateral of € 570 million and € 963 million as of December 31, 2012 and December 31, 2011, respectively.

Deposits

in € m.	2012	2011
Deposits outstanding, beginning of year	247	220

Deposits received during the year	284	258

Deposits repaid during the year	284	190

Changes in the group of consolidated companies	(3)	(41)

Exchange rate changes/other	1	0

Deposits outstanding, end of year[1]	245	247

[1]	The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 110 million as of December 31, 2012 and € 221 million as of December 31, 2011. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 4 million as of December 31, 2012 and € 19 million as of December 31, 2011.

Other transactions with related parties also reflected the following:

Xchanging etb GmbH: The Group holds a stake of 49 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Two of the five executive directors of Xchanging etb GmbH and two members of the supervisory board of XTB are employees of the Group. The Group’s arrangements with Xchanging include two outsourcing agreements with XTB. One agreement relates to the provision of security settlement services and has a contractual maturity of May 2016. The second agreement relates to the service relationship between XTB and Sal. Oppenheim and has a contractual maturity of December 2014. The outsourcing arrangements are aimed at reducing costs without compromising service quality.

In 2012, the Group received services from XTB with a volume of € 106 million (2011: € 104 million). In 2012, the Group provided supply services (e.g., IT and IT infrastructure services) with a volume of € 21 million (2011: € 20 million), to XTB.

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank and has accounted for this associate under the equity method since February 11, 2011. Further details are included in Note 18 “Equity Method Investments”. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation as one of the major pillars of their strategic partnership. The cooperation targets the establishment of a future-oriented credit card business in China comprising the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision of € 87 million has been recognized for the cooperation. This provision captures the Group’s estimated obligation from the cooperation as of December 31, 2012.

Deutsche Bank	02 – Consolidated Financial Statements	366
Financial Report 2012	Additional Notes
	38 – Information on Subsidiaries

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities.

Transactions with related party pension plans

in € m.	2012	2011
Equity shares issued by the Group held in plan assets	7	4

Fees paid from plan assets to asset managers of the Group	38	24

Market value of derivatives with a counterparty of the Group	(242)	473

Notional amount of derivatives with a counterparty of the Group	14,251	14,244

38 –

Information on Subsidiaries

Deutsche Bank is the direct or indirect holding company for the Group’s subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank owns, directly or indirectly as of December 31, 2012.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Securities Inc.[2]	Delaware, United States
German American Capital Corporation[3]	Delaware, United States

Deutsche Bank Trust Corporation[4]	New York, United States
Deutsche Bank Trust Company Americas[5]	New York, United States

Deutsche Bank Luxembourg S.A.[6]	Luxembourg

DWS Investment GmbH[7]	Frankfurt am Main, Germany

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[8]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH[9]	Frankfurt am Main, Germany
DB Valoren S.à r.l.[10]	Luxembourg
DB Equity S.à r.l.[11]	Luxembourg
Deutsche Postbank AG12	Bonn, Germany

[1]

Taunus Corporation is one of two top-level holding companies for the group’s subsidiaries in the United States. Effective February 1, 2012, Taunus Corporation is no longer a bank holding company under Federal Reserve Board regulations.

[2]

Deutsche Bank Securities Inc. is a U.S. company registered as a broker dealer and investment advisor with the Securities and Exchange Commission, a municipal advisor with the Municipal Securities Rulemaking Board, and a futures commission merchant with the Commodities Future Trading Commission. It is a member of the New York Stock Exchange and various other exchanges.

[3]

German American Capital Corporation is engaged in purchasing and holding loans from financial institutions, trading and securitization of mortgage whole loans and mortgage securities, and providing collateralized financing to counterparties.

[4]	Deutsche Bank Trust Corporation is a bank holding company under Federal Reserve Board regulations.
[5]

Deutsche Bank Trust Company Americas is a New York State-chartered bank and member of the Federal Reserve System. It originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

[6]

The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and as risk hub for credit portfolio strategies group, and private banking. The company serves private individuals, affluent clients and small business clients with banking products.

[7]

This company, in which DB Capital Markets (Deutschland) GmbH and DB Finanz-Holding GmbH indirectly own 100 % of the equity and voting interests, is a limited liability company. DWS Investment GmbH is the major German investment management company (KAG) managing traditional mutual funds issued by DWS Investment GmbH and issued by DWS Investment S.A. Luxembourg.

[8]	The company serves private individuals, affluent clients and small business clients with banking products.
[9]	The company holds the majority stake in Deutsche Postbank AG and a part of the group’s stake in DWS Holding & Service GmbH.
[10]	This company is a holding company for the group’s subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.à.r.l.
[11]	This company holds a part of the group’s stake in Deutsche Postbank AG.
[12]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.

Deutsche Bank	02 – Consolidated Financial Statements	367
Financial Report 2012	Additional Notes
	38 – Information on Subsidiaries

The Group owns 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which the Group own shares representing approximately 94.1 % of equity and voting rights. Further detail is included in Note 04 “Acquisitions and Dispositions”. These subsidiaries prepare financial statements as of December 31, 2012 and are included in the Group’s consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

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

Subsidiaries where the Group owns 50 percent or less of the Voting Rights

The Group also consolidates certain subsidiaries although it owns 50 % or less of the voting rights. Most of those subsidiaries are special purpose entities (“SPEs”) that are sponsored by the Group for a variety of purposes.

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

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

—	another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
—	another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
—	another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
—	another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Deutsche Bank	02 – Consolidated Financial Statements	368
Financial Report 2012	Additional Notes 39 – Insurance and Investment Contracts

39 –

Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2012			Dec 31, 2011
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,654	(73)	4,581	4,706	(163)	4,543

Investment contracts	7,732	–	7,732	7,426	–	7,426

Total	12,386	(73)	12,313	12,132	(163)	11,969

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2012		2011
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,706	7,426	4,899	7,898

New business	230	153	231	150
Claims/withdrawals paid	(502)	(646)	(490)	(562)
Other changes in existing business	94	617	(85)	(284)
Exchange rate changes	126	182	151	224

Balance, end of year	4,654	7,732	4,706	7,426

Other changes in existing business for the investment contracts of € 617 million and € (284) million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2012 and 2011, respectively.

As of December 31, 2012 the Group had insurance contract liabilities of € 4.7 billion. Of this, € 2.4 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 428 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 428 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 300 million and a best estimate reserve of € 128 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2011 the Group had insurance contract liabilities of € 4.7 billion. Of this, € 2.3 billion represents traditional annuities in payment, € 2.0 billion universal life contracts and € 459 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 323 million and a best estimate reserve of € 136 million for the guaranteed annuity rates).

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Deutsche Bank	02 – Consolidated Financial Statements	369
Financial Report 2012	Additional Notes 39 – Insurance and Investment Contracts

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

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on 100 % of the Continuous Mortality Investigation 2011 mortality improvement tables with an ultimate rate of improvement of 1 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 67 % for the year ended December 31, 2012 and 66 % for the year ended December 31, 2011.

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

Deutsche Bank Financial Report 2012	02 – Consolidated Financial Statements Additional Notes	370
40 – Current and Non-Current Assets and Liabilities

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group’s profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity
in € m.	2012	2011	2012	2011[2]
Variable:

Mortality (worsening by ten percent)[1]	(10)	(12)	(8)	(9)

Renewal expense (ten percent increase)	(1)	(3)	(1)	(2)

Interest rate (one percent increase)	12	17	(151)	(116)

[1]	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

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

40 –

Current and Non-Current Assets and Liabilities

Asset and liability line item by amounts recovered or settled within or after one year

Asset items as of December 31, 2012

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2012
Cash and due from banks	27,885	–	27,885

Interest-earning deposits with banks	119,288	260	119,548

Central bank funds sold and securities purchased under resale agreements	36,451	119	36,570

Securities borrowed	23,851	96	23,947

Financial assets at fair value through profit or loss	1,171,975	28,906	1,200,881

Financial assets available for sale	9,269	40,110	49,379

Equity method investments	–	3,577	3,577

Loans	125,483	271,796	397,279

Property and equipment	–	4,963	4,963

Goodwill and other intangible assets	–	14,219	14,219

Other assets	112,108	11,865	123,973

Assets for current tax	2,125	265	2,390

Total assets before deferred tax assets	1,628,435	376,176	2,004,611

Deferred tax assets			7,718

Total assets			2,012,329

Deutsche Bank	02 – Consolidated Financial Statements	371
Financial Report 2012	Additional Notes
	40 – Current and Non-Current Assets and Liabilities

Liability items as of December 31, 2012

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2012
Deposits	544,937	32,265	577,202

Central bank funds purchased and securities sold under repurchase agreements	36,144	–	36,144

Securities loaned	3,076	33	3,109

Financial liabilities at fair value through profit or loss	907,615	16,903	924,518

Other short-term borrowings	69,060	–	69,060

Other liabilities	164,234	5,310	169,544

Provisions	5,110	–	5,110

Liabilities for current tax	962	627	1,589

Long-term debt	39,920	118,177	158,097

Trust preferred securities	4,707	7,384	12,091

Total liabilities before deferred tax liabilities	1,775,765	180,699	1,956,464

Deferred tax liabilities			1,455

Total liabilities			1,957,919

Asset items as of December 31, 2011

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2011
Cash and due from banks	15,928	–	15,928

Interest-earning deposits with banks	160,834	1,166	162,000

Central bank funds sold and securities purchased under resale agreements	25,297	476	25,773

Securities borrowed	31,310	27	31,337

Financial assets at fair value through profit or loss	1,252,616	28,183	1,280,799

Financial assets available for sale	7,511	37,770	45,281

Equity method investments	–	3,759	3,759

Loans	133,236	279,278	412,514

Property and equipment	–	5,509	5,509

Goodwill and other intangible assets	–	15,802	15,802

Other assets	144,102	10,692	154,794

Assets for current tax	1,646	224	1,870

Total assets before deferred tax assets	1,772,480	382,886	2,155,366

Deferred tax assets			8,737

Total assets			2,164,103

Liability items as of December 31, 2011

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2011
Deposits	568,628	33,102	601,730

Central bank funds purchased and securities sold under repurchase agreements	35,292	19	35,311

Securities loaned	7,638	451	8,089

Financial liabilities at fair value through profit or loss	1,010,015	18,432	1,028,447

Other short-term borrowings	65,356	–	65,356

Other liabilities	179,294	8,522	187,816

Provisions	2,621	–	2,621

Liabilities for current tax	1,381	1,143	2,524

Long-term debt	30,317	133,099	163,416

Trust preferred securities	2,600	9,744	12,344

Total liabilities before deferred tax liabilities	1,903,142	204,512	2,107,654

Deferred tax liabilities			1,789

Total liabilities			2,109,443

Deutsche Bank	02 – Consolidated Financial Statements	372
Financial Report 2012	Additional Notes
	41 – Events after the Reporting Date

41 –

Events after the Reporting Date

All significant adjusting events that occurred after the reporting date were recognized in the Group’s results of operations, financial position and net assets.

Deutsche Bank	02 – Consolidated Financial Statements	373
Annual Report 2012 on Form 20-F	Additional Notes
	42 – Condensed Deutsche Bank AG (Parent Company only) Financial Information

42 –

Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Statement of Income

in € m.	2012	2011	2010
Interest income, excluding dividends from subsidiaries	14,816	16,109	15,421

Dividends received from subsidiaries:

Bank subsidiaries	1,256	485	302
Nonbank subsidiaries	2,850	1,719	1,941

Interest expense	10,907	12,051	10,432

Net interest and dividend income	8,015	6,262	7,232

Provision for credit losses	361	404	395

Net interest and dividend income after provision for credit losses	7,654	5,858	6,837

Noninterest income:

Commissions and fee income	3,313	3,471	3,528
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,092	5,264	3,278
Other income (loss)[1]	(2,652)	(1,619)	(570)

Total noninterest income	4,753	7,116	6,236

Noninterest expenses:

Compensation and benefits	5,726	5,336	5,954
General and administrative expenses	6,957	4,931	4,660
Services provided by (to) affiliates, net	(126)	(31)	(120)

Total noninterest expenses	12,557	10,236	10,494

Income (loss) before income taxes	(150)	2,738	2,579

Income tax expense (benefit)	(173)	937	592

Net income (loss) attributable to Deutsche Bank shareholders	23	1,801	1,987

[1]	Includes net gains (losses) on financial assets available for sale and impairments/write-ups on investments in subsidiaries.

Deutsche Bank	02 – Consolidated Financial Statements	374
Annual Report 2012 on Form 20-F	Additional Notes
	42 – Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Balance Sheet

in € m.	Dec 31, 2012	Dec 31, 2011
Assets:

Cash and due from banks:
Bank subsidiaries	344	470
Other	19,261	8,456

Interest-earning deposits with banks:
Bank subsidiaries	86,498	88,200
Other	99,584	128,211

Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	3,394	5,802
Nonbank subsidiaries	53,215	50,714
Other	15,295	19,382

Financial assets at fair value through profit or loss:
Bank subsidiaries	15,661	16,750
Nonbank subsidiaries	22,977	26,023
Other	986,434	1,073,375

Financial assets available for sale	13,149	9,245

Investments in associates	881	1,314

Investment in subsidiaries:
Bank subsidiaries	15,345	15,056
Nonbank subsidiaries	34,889	32,432

Loans:

Bank subsidiaries	17,392	15,391
Nonbank subsidiaries	74,775	87,105
Other	110,523	119,308

Other assets:
Bank subsidiaries	4,126	3,811
Nonbank subsidiaries	10,062	22,679
Other	108,280	115,738

Total assets	1,692,085	1,839,462

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	126,615	126,857
Nonbank subsidiaries	48,537	65,792
Other	278,868	292,470

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	1,676	6,619
Nonbank subsidiaries	31,101	26,883
Other	6,079	7,451

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	12,649	13,756
Nonbank subsidiaries	15,056	16,632
Other	809,570	907,959

Other short-term borrowings:
Bank subsidiaries	266	1,483
Nonbank subsidiaries	17	1,224
Other	32,745	22,906

Other liabilities:
Bank subsidiaries	2,862	2,859
Nonbank subsidiaries	23,565	35,165
Other	135,751	129,474

Long-term debt	127,653	142,614

Total liabilities	1,653,010	1,800,144

Total shareholders’ equity	39,075	39,318

Total liabilities and shareholders’ equity	1,692,085	1,839,462

Deutsche Bank	02 – Consolidated Financial Statements	375
Annual Report 2012 on Form 20-F	Additional Notes
	42 – Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Statement of Cash Flows

in € m.	2012	2011	2010
Net cash provided by (used in) operating activities	(10,032)	17,304	19,151

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,432	5,007	4,901
Maturities of financial assets available for sale	3,980	1,617	1,724
Sale of investments in associates	68	52	144
Sale of property and equipment	55	38	51

Purchase of:
Financial assets available for sale	(13,264)	(7,228)	(5,882)
Investments in associates	(7)	(7)	(54)
Property and equipment	(270)	(359)	(571)
Net change in investments in subsidiaries	(1,953)	(426)	(6,246)
Other, net	(475)	(418)	(304)

Net cash provided by (used in) investing activities	(7,434)	(1,724)	(6,237)

Cash flows from financing activities:

Issuances of subordinated long-term debt	22	10	1,246
Repayments and extinguishments of subordinated long-term debt	(396)	(283)	(88)
Capital increase	–	–	10,060
Purchases of treasury shares	(11,851)	(13,123)	(14,369)
Sale of treasury shares	11,148	11,595	12,709
Cash dividends paid	(689)	(691)	(465)

Net cash provided by (used in) financing activities	(1,766)	(2,492)	9,093

Net effect of exchange rate changes on cash and cash equivalents	(64)	(207)	502
Net increase (decrease) in cash and cash equivalents	(19,296)	12,881	22,509
Cash and cash equivalents at beginning of period	94,505	81,624	59,115
Cash and cash equivalents at end of period	75,209	94,505	81,624

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	614	432	(93)

Interest paid	11,327	12,272	10,439

Interest and dividends received	19,362	16,652	17,691

Cash and cash equivalents comprise

Cash and due from banks	19,604	8,926	8,956

Demand deposits with banks	59,095	85,579	72,668

Total	78,699	94,505	81,624

Parent Company’s long-term Debt by Remaining Maturities

By remaining maturities	Due in 2013	Due in 2014	Due in 2015	Due in 2016	Due in 2017	Due after 2017	Total Dec 31, 2012	Total Dec 31, 2011
in € m.

Senior debt:

Bonds and notes:
Fixed rate	10,001	8,184	10,614	10,290	10,294	19,543	68,926	73,918
Floating rate	10,502	4,809	4,599	2,758	5,197	11,920	39,785	49,102

Subordinated debt

Bonds and notes:
Fixed rate	4,312	393	1,600	–	40	7,074	13,419	14,613
Floating rate	4,262	326	84	–	–	851	5,523	4,981

Total long-term debt	29,077	13,712	16,897	13,048	15,531	39,388	127,653	142,614

Deutsche Bank	02 – Consolidated Financial Statements	376
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

43 – Condensed Consolidating Financial Information

On June 4, 1999, Deutsche Bank, acting through a subsidiary, acquired all outstanding shares of Deutsche Bank Trust Corporation (formerly Bankers Trust Corporation), a bank holding company headquartered in New York. Deutsche Bank conducts some of its activities in the United States through Deutsche Bank Trust Corporation and its subsidiaries (“DBTC”). On July 10, 2002, Deutsche Bank issued full and unconditional guarantees of DBTC’s outstanding SEC-registered obligations. DBTC is a 100 % owned subsidiary of Deutsche Bank. Set forth below is condensed consolidating financial information regarding the Parent, DBTC and other subsidiaries of Deutsche Bank on a combined basis.

Condensed Consolidating Statement of Income 2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,922	625	27,564	(14,869)	32,242
Interest expense	10,907	151	14,406	(9,113)	16,351

Net interest and dividend income	8,015	474	13,158	(5,756)	15,891

Provision for credit losses	361	11	1,349	–	1,721

Net interest and dividend income after provision for credit losses	7,654	463	11,809	(5,756)	14,170

Noninterest income:
Commissions and fee income	3,313	892	7,305	–	11,510
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,092	(205)	1,156	556	5,599
Net gains (losses) on financial assets available for sale	158	(3)	127	19	301
Other income	(2,810)	(23)	1,669	1,604	440

Total noninterest income	4,753	661	10,257	2,179	17,850

Noninterest expenses:
Compensation and benefits	5,726	433	7,367	–	13,526
Other expenses	6,831	204	9,630	1,045	17,710

Total noninterest expenses	12,557	637	16,997	1,045	31,236

Income (loss) before income taxes	(150)	487	5,069	(4,622)	784

Income tax expense (benefit)	(173)	329	801	(464)	493

Net income (loss)	23	158	4,268	(4,158)	291

Net income (loss) attributable to noncontrolling interests	–	–	–	54	54

Net income (loss) attributable to Deutsche Bank shareholders	23	158	4,268	(4,212)	237

Deutsche Bank	02 – Consolidated Financial Statements	377
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

2011 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,313	506	31,367	(15,308)	34,878
Interest expense	12,051	98	16,433	(11,149)	17,433

Net interest and dividend income	6,262	408	14,934	(4,159)	17,445

Provision for credit losses	404	10	1,551	(126)	1,839

Net interest and dividend income after provision for credit losses	5,858	398	13,383	(4,033)	15,606

Noninterest income:
Commissions and fee income	3,471	718	7,355	–	11,544
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,264	(101)	(1,704)	(401)	3,058
Net gains (losses) on financial assets available for sale	(92)	37	(133)	311	123
Other income	(1,527)	(34)	1,635	984	1,058

Total noninterest income	7,116	620	7,153	894	15,783

Noninterest expenses:
Compensation and benefits	5,336	374	7,425	–	13,135
Other expenses	4,900	186	8,281	(503)	12,864

Total noninterest expenses	10,236	560	15,706	(503)	25,999

Income (loss) before income taxes	2,738	458	4,830	(2,636)	5,390

Income tax expense (benefit)	937	40	217	(130)	1,064

Net income (loss)	1,801	418	4,613	(2,506)	4,326

Net income (loss) attributable to noncontrolling interests	–	2	(2)	194	194

Net income (loss) attributable to Deutsche Bank shareholders	1,801	416	4,615	(2,700)	4,132

2010 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	17,664	627	23,571	(13,083)	28,779
Interest expense	10,432	125	12,559	(9,920)	13,196

Net interest and dividend income	7,232	502	11,012	(3,163)	15,583

Provision for credit losses	395	58	992	(171)	1,274

Net interest and dividend income after provision for credit losses	6,837	444	10,020	(2,992)	14,309

Noninterest income:
Commissions and fee income	3,528	725	6,416	–	10,669
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	3,278	(211)	(712)	999	3,354
Net gains (losses) on financial assets available for sale	11	(2)	41	151	201
Other income	(581)	18	(1,133)	456	(1,240)

Total noninterest income	6,236	530	4,612	1,606	12,984

Noninterest expenses:
Compensation and benefits	5,954	450	6,267	–	12,671
Other expenses	4,540	238	6,522	(653)	10,647

Total noninterest expenses	10,494	688	12,789	(653)	23,318

Income (loss) before income taxes	2,579	286	1,843	(733)	3,975

Income tax expense (benefit)	592	(59)	525	587	1,645

Net income (loss)	1,987	345	1,318	(1,320)	2,330

Net income (loss) attributable to noncontrolling interests	–	2	(2)	20	20

Net income (loss) attributable to Deutsche Bank shareholders	1,987	343	1,320	(1,340)	2,310

Deutsche Bank	02 – Consolidated Financial Statements	378
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheet Dec 31, 2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	19,605	150	14,721	(6,591)	27,885
Interest-earning deposits with banks	186,082	9,964	201,436	(277,934)	119,548
Central bank funds sold, securities purchased under resale agreements, securities borrowed	71,904	11,378	85,188	(107,953)	60,517
Financial assets at fair value through profit or loss	1,025,072	2,889	240,322	(67,402)	1,200,881
Financial assets available for sale	13,149	271	54,809	(18,850)	49,379
Investments in associates/equity method investments	881	–	2,410	286	3,577
Loans	202,690	27,948	331,645	(165,004)	397,279
Other assets	172,702	2,082	110,689	(132,210)	153,263

Total assets	1,692,085	54,682	1,041,220	(775,658)	2,012,329

Liabilities:

Deposits	454,020	25,800	392,559	(295,177)	577,202
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	38,856	2,217	106,111	(107,931)	39,253
Financial liabilities at fair value through profit or loss	837,275	539	143,338	(56,634)	924,518
Other short-term borrowings	33,028	21,365	90,528	(75,861)	69,060
Other liabilities	162,178	1,549	75,360	(61,389)	177,698
Long-term debt	127,653	228	129,119	(98,903)	158,097
Trust preferred securities	–	–	12,608	(517)	12,091

Total liabilities	1,653,010	51,698	949,623	(696,412)	1,957,919

Total shareholders’ equity	39,075	2,857	91,262	(79,191)	54,003

Noncontrolling interests	–	127	335	(55)	407

Total equity	39,075	2,984	91,597	(79,246)	54,410

Total liabilities and equity	1,692,085	54,682	1,041,220	(775,658)	2,012,329

Dec 31, 2011 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	8,926	135	11,429	(4,562)	15,928
Interest-earning deposits with banks	216,411	17,488	234,888	(306,787)	162,000
Central bank funds sold, securities purchased under resale agreements, securities borrowed	75,898	21	80,353	(99,162)	57,110
Financial assets at fair value through profit or loss	1,116,148	3,343	230,771	(69,463)	1,280,799
Financial assets available for sale	9,245	1,155	64,330	(29,449)	45,281
Investments in associates/equity method investments	1,314	–	2,220	225	3,759
Loans	221,804	27,348	355,692	(192,330)	412,514
Other assets	189,716	2,877	156,525	(162,406)	186,712

Total assets	1,839,462	52,367	1,136,208	(863,934)	2,164,103

Liabilities:

Deposits	485,119	23,708	410,402	(317,499)	601,730
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	40,953	2,813	98,830	(99,196)	43,400
Financial liabilities at fair value through profit or loss	938,347	622	154,459	(64,981)	1,028,447
Other short-term borrowings	25,613	19,901	116,041	(96,199)	65,356
Other liabilities	167,498	2,227	111,897	(86,872)	194,750
Long-term debt	142,614	235	144,782	(124,215)	163,416
Trust preferred securities	–	–	12,856	(512)	12,344

Total liabilities	1,800,144	49,506	1,049,267	(789,474)	2,109,443

Total shareholders’ equity	39,318	2,731	86,355	(75,014)	53,390

Noncontrolling interests	–	130	586	554	1,270

Total equity	39,318	2,861	86,941	74,460	54,660

Total liabilities and equity	1,839,462	52,367	1,136,208	(863,934)	2,164,103

Deutsche Bank	02 – Consolidated Financial Statements	379
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

Condensed Consolidating Statement of Cash Flows 2012 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	(10,032)	(8,225)	(6,190)		(24,447)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,432	43	3,003		7,478
Maturities of financial assets available for sale	3,980	846	8,096		12,922
Sale of investments in associates/equity method investments	68	–	95		163
Sale of property and equipment	55	–	142		197

Purchase of:
Financial assets available for sale	(13,264)	(31)	(8,875)		(22,170)
Investments in associates/equity method investments	(7)	–	(7)		(14)
Property and equipment	(270)	(40)	(304)		(614)

Net cash received for business combinations/divestitures	(1,953)	–	2,049		96

Other, net	(475)	(19)	(209)		(703)

Net cash provided by (used in) investing activities	(7,434)	799	3,990		(2,645)

Cash flows from financing activities:

Issuances of subordinated long-term debt	22	–	39		61

Repayments and extinguishments of subordinated long-term debt	(396)	–	(312)		(708)

Issuances of trust preferred securities	–	–	17		17

Repayments and extinguishments of trust preferred securities	–	–	(30)		(30)

Capital increase	–	–	–		–

Purchases of treasury shares	(11,851)	–	(301)		(12,152)

Sale of treasury shares	11,148	–	270		11,418

Cash dividends paid	(689)	–	–		(689)

Other, net	–	(26)	(250)		(276)

Net cash provided by (used in) financing activities	(1,766)	(26)	(567)		(2,359)

Net effect of exchange rate changes on cash and cash equivalents	(64)	–	104		40

Net increase (decrease) in cash and cash equivalents	(19,296)	(7,452)	(2,663)		(29,411)

Cash and cash equivalents at beginning of period	94,505	17,032	(29,591)		81,946

Cash and cash equivalents at end of period	75,209	9,580	(32,254)		52,535

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	614	310	356		1,280

Interest paid	11,327	143	5,048		16,518

Interest and dividends received	19,362	604	12,678		32,644

Cash and cash equivalents comprise

Cash and due from banks	19,604	150	8,131		27,885

Demand deposits with banks	59,095	9,430	(43,875)		24,650

Total	78,699	9,580	(35,744)		52,535

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	02 – Consolidated Financial Statements	380
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

2011 in € m.	Parent	DBTC	Other subsidiaries[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	17,304	5,499	(15,001)	7,802

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	5,007	66	16,875	21,948
Maturities of financial assets available for sale	1,617	1,691	7,327	10,635
Sale of investments in associates/equity method investments	52	–	284	336
Sale of property and equipment	38	–	63	101

Purchase of:
Financial assets available for sale	(7,228)	(1,154)	(11,224)	(19,606)
Investments in associates/equity method investments	(7)	–	(595)	(602)
Property and equipment	(359)	(50)	(385)	(794)

Net cash received for business combinations/divestitures	–	–	348	348

Other, net	(844)	(21)	414	(451)

Net cash provided by (used in) investing activities	(1,724)	532	13,107	11,915

Cash flows from financing activities:

Issuances of subordinated long-term debt	10	8	58	76

Repayments and extinguishments of subordinated long-term debt	(283)	(133)	(299)	(715)

Issuances of trust preferred securities	–	–	37	37

Repayments and extinguishments of trust preferred securities	–	–	(45)	(45)

Capital increase	–	–	–	–

Purchases of treasury shares	(13,123)	–	(658)	(13,781)

Sale of treasury shares	11,595	–	634	12,229

Cash dividends paid	(691)	–	–	(691)

Other, net	–	(634)	364	(270)

Net cash provided by (used in) financing activities	(2,492)	(759)	91	(3,160)

Net effect of exchange rate changes on cash and cash equivalents	(207)	313	(1,070)	(964)

Net increase (decrease) in cash and cash equivalents	12,881	5,585	(2,873)	15,593

Cash and cash equivalents at beginning of period	81,624	11,770	(27,041)	66,353

Cash and cash equivalents at end of period	94,505	17,355	(29,914)	81,946

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	432	96	799	1,327

Interest paid	12,272	104	5,367	17,743

Interest and dividends received	16,652	548	18,016	35,216

Cash and cash equivalents comprise

Cash and due from banks	8,926	135	6,867	15,928

Demand deposits with banks	85,579	17,220	(36,781)	66,018

Total	94,505	17,355	(29,914)	81,946

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	02 – Consolidated Financial Statements	381
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

2010 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	19,151	(1,056)	(21,771)		(3,676)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,901	108	5,643		10,652
Maturities of financial assets available for sale	1,724	914	1,543		4,181
Sale of investments in associates/equity method investments	144	–	106		250
Sale of property and equipment	51	14	43		108

Purchase of:
Financial assets available for sale	(5,882)	(1,549)	(6,656)		(14,087)
Investments in associates/equity method investments	(54)	–	(91)		(145)
Property and equipment	(571)	(62)	(240)		(873)

Net cash paid for business combinations/divestitures	–	–	8,580		8,580

Other, net	(6,550)	(21)	5,382		(1,189)

Net cash provided by (used in) investing activities	(6,237)	(596)	14,310		7,477

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,246	–	95		1,341

Repayments and extinguishments of subordinated long-term debt	(88)	(418)	277		(229)

Issuances of trust preferred securities	–	–	90		90

Repayments and extinguishments of trust preferred securities	–	–	(51)		(51)

Capital increase	10,060	–	–		10,060

Purchases of treasury shares	(14,369)	–	(997)		(15,366)

Sale of treasury shares	12,709	–	810		13,519

Cash dividends paid	(465)	–	–		(465)

Other, net	–	(28)	221		193

Net cash provided by (used in) financing activities	9,093	(446)	445		9,092

Net effect of exchange rate changes on cash and cash equivalents	502	989	420		1,911

Net decrease in cash and cash equivalents	22,509	(1,109)	(6,596)		14,804

Cash and cash equivalents at beginning of period	59,115	12,879	(20,445)		51,549

Cash and cash equivalents at end of period	81,624	11,770	(27,041)		66,353

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(93)	139	738		784

Interest paid	10,439	128	3,173		13,740

Interest and dividends received	17,691	617	11,148		29,456

Cash and cash equivalents comprise

Cash and due from banks	8,956	229	7,972		17,157

Demand deposits with banks	72,668	11,541	(35,013)		49,196

Total	81,624	11,770	(27,041)		66,353

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, a Delaware statutory business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a 100 % owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or ten years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The Group treats the Class B Preferred Securities of the LLC as Tier 1 or Upper Tier 2 regulatory capital on a consolidated basis. In the above 2012 condensed consolidating balance sheet, a total of € 5.1 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

Deutsche Bank	02 – Consolidated Financial Statements	382
Annual Report 2012 on Form 20-F	Additional Notes
	43 – Condensed Consolidating Financial Information

Issuances of Trust Preferred Securities

Trust	LLC	Issuance Date	Earliest Redemption Date	Parent Long-term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	January 18, 2013	€ 455 million

Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 607 million

Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	February 20, 2013	€ 872 million

Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	March 15, 2013	€ 611 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€ 1,498 million

Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008 [2]	June 30, 2018	€ 1,051 million

[1]	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2012.
[2]	On March 30, 2010 Deutsche Bank AG additionally issued an amount of U.S.$ 120 million.

Deutsche Bank	02 – Consolidated Financial Statements	383
Annual Report 2012 on Form 20-F	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) on pages 243 to 382 of the Financial Report which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012 including the disclosures described as being part of the financial statements within the Risk Report section on pages 43 to 186 of the Financial Report. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 11, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

April 11, 2013

KPMG AG

Wirtschaftsprüfungsgesellschaft

Deutsche Bank	02 – Consolidated Financial Statements	384
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	385
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	386
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	387
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	388
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	389
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	390
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	391
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	392
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	393
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Subsidiaries

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	394
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	395
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	396
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	397
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	398
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	399
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	400
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	401
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	402
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	403
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	404
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	405
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Special Purpose Entities

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	406
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Companies accounted for at equity

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	407
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Companies accounted for at equity

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	408
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Companies accounted for at equity

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	409
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Other companies, where the holding equals or exeeds 20%

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statements	410
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Other companies, where the holding equals or exeeds 20%

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	02 – Consolidated Financial Statement	411
Financial Report 2012	Additional Notes
	43 – Shareholdings
	Holdings in large corporations, where the holding exceeds 5% of voting rights

[Page intentionally left blank for SEC filing purposes]

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	03 – Confirmations	413
Financial Report 2012	Independent Auditors’ Report

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	03 – Confirmations	414
Financial Report 2012	Independent Auditors’ Report

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	03 – Confirmations	415
Financial Report 2012	Responsibility Statement by the Management Board

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	416
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	417
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	418
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	419
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	420
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	421
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Report of the Supervisory Board	422
Financial Report 2012

[Page intentionally left blank for SEC filing purposes]

04 –

Corporate Governance Statement/

Corporate Governance Report

Management Board and Supervisory Board – 424

Reporting and Transparency – 433

Related Party Transactions – 433

Auditing and Controlling – 434

Compliance with the German Corporate Governance Code – 436

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	424
Financial Report 2012	Management Board and Supervisory Board

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of March 25, 2013.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by it are specified in its Terms of Reference, the current version of which is available on our website (www.deutsche-bank.com/corporate-governance).

With effect from June 1, 2012, Dr. Stephan Leithner, Stuart Wilson Lewis and Henry Ritchotte were appointed members of the Management Board for a three-year period.

With effect from the end of the Annual General Meeting on May 31, 2012, Dr. Josef Ackermann stepped down from the bank’s Management Board, which he had chaired since 2006. Dr. Hugo Bänziger and Herrmann-Josef Lamberti stepped down from the bank’s Management Board at the end of the day on May 31, 2012.

The following paragraphs show information on the current members of the Management Board. The information includes the year in which they were born, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Jürgen Fitschen

Year of birth: 1948

Appointed: 2009

Term expires: 2015

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Jain, Co-Chairman of the Management Board.

Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002 as well as Head of Regional Management since 2005.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a master’s degree in Business Administration.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a member of the Board of Directors of Kühne + Nagel International AG, member of the Supervisory Board of METRO AG and was a member of the Supervisory Board of Schott AG until June 2012.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	425
Financial Report 2012	Management Board and Supervisory Board

Anshuman Jain

Year of birth: 1963

First appointed: 2009

Term expires: 2017

Anshuman Jain became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Fitschen, Co-Chairman of the Management Board.

Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002.

Mr. Jain studied Economics at Shri Ram College (Delhi University), graduating in 1983, with a BA, and studied Business Administration at the University of Massachusetts, graduating in 1985 with an MBA in Finance.

After his academic studies, Mr. Jain worked until 1988 for Kidder Peabody, New York, in the area of Derivatives Research. From 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain does not have any external directorships subject to disclosure.

Stefan Krause

Year of birth: 1962

First appointed: 2008

Term expires: 2018

Stefan Krause became a member of our Management Board and a member of the Group Executive Committee on April 1, 2008. He is our Chief Financial Officer.

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

Dr. Stephan Leithner

Year of birth: 1966

First appointed: 2012

Term expires: 2015

Dr. Stephan Leithner became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our CEO Europe (excluding Germany and the UK,) and is responsible for Human Resources, Legal & Compliance and Government & Regulatory Affairs. He joined Deutsche Bank in 2000.

Prior to his current role, Dr. Leithner co-headed the Corporate Finance division and was responsible for Deutsche Bank’s local Corporate Finance Country Coverage teams across Europe and Asia as well as for the Global Financial Institutions Group. His previous roles included responsibility for Deutsche Bank’s German and European M&A business.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	426
Financial Report 2012	Management Board and Supervisory Board

Before joining Deutsche Bank in 2000, Dr. Leithner was a partner at McKinsey & Co. He holds a PhD in Finance from the University of St. Gallen, Switzerland.

Mr. Leithner does not have any external directorships subject to disclosure.

Stuart Wilson Lewis

Year of birth: 1965

First appointed: 2012

Term expires: 2015

Stuart Wilson Lewis became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Risk Officer. He joined Deutsche Bank in 1996.

Prior to assuming his current role, Mr. Lewis was the Deputy Chief Risk Officer and Chief Risk Officer of the Corporate & Investment Bank of Deutsche Bank from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London.

He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis does not have any external directorships subject to disclosure.

Rainer Neske

Year of birth: 1964

First appointed: 2009

Term expires: 2017

Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee. From 2003 to 2011, Mr. Neske was Spokesman of the Management Board of Deutsche Bank Privat- und Geschäfts- kunden AG. On our Management Board, he is responsible for our Private & Business Clients division.

Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a master’s degree in Information Technology.

Mr. Neske does not have any external directorships subject to disclosure.

Henry Ritchotte

Year of birth: 1963

First appointed: 2012

Term expires: 2015

Henry Ritchotte became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Operating Officer. He joined Deutsche Bank in 1995.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	427
Financial Report 2012	Management Board and Supervisory Board

Prior to assuming his current role, Mr. Ritchotte held the position of Chief Operating Officer for the Corporate & Investment Bank from 2010 to 2012, having previously been COO for the Global Markets division. He played a decisive role in the strategic recalibration and further integration of the Corporate & Investment Bank. His previous roles at Deutsche Bank include serving as Head of Global Markets in Tokyo.

Mr. Ritchotte joined Deutsche Bank in 1995 in fixed income sales after starting his career with Merrill Lynch in New York in 1993.

He holds a Bachelor’s degree in History from Haverford College, a Master’s degree in East Asian Studies and an MBA from the University of Chicago.

Mr. Ritchotte does not have any external directorships subject to disclosure.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Co-Chairmen of the Management Board, Mr. Fitschen and Mr. Jain, are also the Co-Chairmen of the Group Executive Committee.

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

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. At the proposal of the Chairman’s Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board including the main contract elements and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Co-Chairmen of the Management Board, and consults with them on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Co-Chairmen of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.deutsche-bank.com/corporate-governance).

The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Ms. Garrett-Cox, who was elected at the Annual General Meeting on May 26, 2011, and Dr. Achleitner, Mr. Löscher and Professor Dr. Trützschler, who were elected at the Annual General Meeting on May 31, 2012. The members elected by employees in Germany were elected on May 8, 2008.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	428
Financial Report 2012	Management Board and Supervisory Board

The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires:2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; RWE AG (until April 18, 2013); Henkel AG & Co. KGaA; (member of the Shareholders’ Committee)

Wolfgang Böhr* Year of birth: 1963 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Düsseldorf of Deutsche Bank; member of the General Staff Council of Deutsche Bank; member of the Group Staff Council of Deutsche Bank	Deutscher Bankangestellten Verband (DBV) (Chairman of the Association Council) (since July 2012)

Dr. Karl-Gerhard Eick Year of birth: 1954 Appointed by the court: 2004 Term expires: 2013	Management Consultant, KGE Asset Management Consulting Ltd., London	CORPUS SIREO Holding GmbH & Co. KG (Chairman)

Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc, Dundee	Alliance Trust Savings Ltd. (Executive Chairman); Alliance Trust Asset Management Ltd. (Chief Executive)

Alfred Herling* Year of birth: 1952 First elected: 2008 Term expires: 2013

Chairman of the Combined Staff Council

Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; member of the European Staff Council; Chairman of the Group Staff Council of Deutsche Bank

No memberships or directorships subject to disclosure

Prof. Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2013	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies; BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH (since November 2012)

Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Eschborn/Frankfurt of Deutsche Bank; member of the General Staff Council of Deutsche Bank; member of the Group Staff Council of Deutsche Bank: member of the European Staff Council	Sterbekasse für die Angestellten der Deutschen Bank VVa.G.

Suzanne Labarge Year of birth: 1946 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.; XL Group Plc

Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	Chairman of the Management Board of Siemens AG, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Thyssen-Bornemisza Group Limited

Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; member of the General Staff Council of Deutsche Bank; member of the Group Staff Council of Deutsche Bank; Chairperson of the European Staff Council	No memberships or directorships subject to disclosure

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	429
Financial Report 2012	Management Board and Supervisory Board

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)

Karin Ruck* Year of birth: 1965 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Senior Advisor Regional Transformation Region Frankfurt/Hesse-East, Deutsche Bank AG; member of the Combined Staff Council Frankfurt branch of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG

Rudolf Stockem* Year of birth: 1956 Promoted to the post as Alternate Member: 2012 Term expires: 2013	Trade Union Secretary to ver.di Vereinte Dienstleistungsgesellschaft, Berlin	Generali Holding Deutschland AG, Deutsche Bank Privat- und Geschäftskunden AG

Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2013	Chairman of the Management Board of E.ON SE, Düsseldorf	E.ON Energie AG (until June 2012); E.ON Ruhrgas AG (until August 2012); Salzgitter AG

Marlehn Thieme* Year of birth: 1957 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG	No memberships or directorships subject to disclosure

Tilman Todenhöfer Year of birth: 1943 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration)

Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Bilfinger SE (until June 30, 2013); Sartorius AG; TAKKT AG (Chairman until January 31, 2013; Deputy Chairman since February 1, 2013); Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilhelm Werhahn KG

Stefan Viertel* Year of birth: 1964 First elected: 2008 Term expires: 2013	Head of Cash Management Financial Institutions Austria and Hungary, Senior Sales Manager Deutsche Bank AG	No memberships of directorships subject to disclosure

Renate Voigt* Year of birth: 1954 Appointed by the court: 2011 Term expires: 2013	Chairperson of the Combined Staff Council Stuttgart/Esslingen/Heilbronn of Deutsche Bank	No memberships of directorships subject to disclosure

Werner Wenning Year of birth: 1946 First elected: 2008 Term expires: 2013	Chairman of the Supervisory Board of E.ON SE, Düsseldorf Chairman of the Supervisory Board of Bayer AG (since October 1, 2012), Leverkusen	Henkel AG & Co. KGaA (member of the Shareholders’ Committee); HDI VVa.G.; Talanx AG; Freudenberg & Co. KG (member of the Shareholders’ Committee); Siemens AG (since January 23, 2013)

*	Elected by the employees in Germany; Renate Voigt appointed by the court as employee representative.

Dr. Clemens Börsig, Maurice Lévy and Dr. Theo Siegert were shareholder representative members of the Supervisory Board until the conclusion of the Annual General Meeting on May 31, 2012. They were replaced by Dr. Paul Achleitner, Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler. Gerd Herzberg was an employee representative member of the Supervisory Board until May 31, 2012, and was subsequently replaced by substitute member Rudolf Stockem for the remainder of the term of office.

In accordance with the German Banking Act, members of the Supervisory Board must be reliable and have the expertise required to perform their control function and to assess and supervise the businesses the company operates. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010 and amended them in October 2012 and March 2013 based on the updated version of the Code published on May 15, 2012. These objectives have also been incorporated into Section 4 of the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.de/corporate-governance).

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	430
Financial Report 2012	Management Board and Supervisory Board

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

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section No. 5.4.2, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Code 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of or perform advisory duties at major competitors. Important and not just temporary conflicts of interests shall be avoided. Any member of the Supervisory Board who is a member of the management board of a listed stock corporation shall have no more than three supervisory board mandates outside the group of companies controlled by such stock corporation’s dependent companies or mandates in supervisory bodies of companies that have similar requirements. There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers and private lives of four members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the last Supervisory Board elections in 2008. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the fixed targets, and at the proposal of the Supervisory Board, the General Meeting elected Ms. Garrett-Cox to the Supervisory Board at the General Meeting in 2011. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts eight women among its members, which corresponds to 40%. We shall strive to maintain this number and, as appropriate, to further increase the number of women among the shareholder representatives. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank’s various diversity initiatives, please see the Annual Review 2012, which is available at www.deutsche-bank.com/ir/en/content/reports_2012.htm, and Deutsche Bank’s Career Portal on the Internet at www.db.com/careers/index_e.html).

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	431
Financial Report 2012	Management Board and Supervisory Board

In accordance with Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank has business relations with. Business transactions with these companies are conducted under the same conditions as those between unrelated third parties. These transactions, in our opinion, do not affect the independence of the members of the Supervisory Board involved.

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board in the Financial Report 2012 provides information on the concrete work of the committees over the preceding year.

Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board for the total remuneration of each members of the Management Board and the compensation system for the Management Board. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board’s sole authority to decide on the remuneration of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held six meetings in 2012.

The current members of the Chairman’s Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Alfred Herling, Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, it is guided by the criteria specified by the Supervisory Board for its composition. The Nomination Committee held three meetings in 2012.

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Tilman Todenhöfer and Werner Wenning.

Audit Committee: The Audit Committee handles in particular the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the external audit including the auditor’s independence, additional services provided by the auditor as well as Compliance. It reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It passes the resolution on the compensation paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The Chairman of the Audit Committee, as well as the Chairman of the Supervisory Board, is entitled to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	432
Financial Report 2012	Management Board and Supervisory Board

is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the principal Accountant Fees and Services section starting on page 434 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held seven meetings in 2012.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Paul Achleitner (since May 31, 2012), Henriette Mark, Karin Ruck, Marlehn Thieme and Professor Dr. Klaus Rüdiger Trützschler (since May 31, 2012).

Risk Committee: The Risk Committee advises the Supervisory Board on issues related to the actual and future aggregate risk disposition and aggregate risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the Management Board. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2012.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Professor Dr. Henning Kagermann and Suzanne Labarge.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2012.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Wolfgang Böhr, Karin Ruck and Tilman Todenhöfer.

Further details regarding the Chairman’s Committee, the Risk Committee, the Audit Committee and the Nomination Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference of our Supervisory Board (see: www.deutsche-bank.com/corporate-governance).

Share Plans

For information on our employee share programs, please refer to Note 34 “Employee Benefits” to the Consolidated Financial Statements.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	433
Financial Report 2012	Reporting and Transparency

Reporting and Transparency

Directors’ Share Ownership

Management Board. For the Directors’ Share Ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	–	–

Wolfgang Böhr	545	–

Dr. Karl-Gerhard Eick	–	–

Katherine Garrett-Cox	–	–

Alfred Herling	1,090	10

Prof. Dr. Henning Kagermann	–	–

Martina Klee	989	10

Suzanne Labarge	–	–

Peter Löscher	–	–

Henriette Mark	649	10

Gabriele Platscher	901	5

Karin Ruck	165	–

Rudolf Stockem	–	–

Dr. Johannes Teyssen	–	–

Marlehn Thieme	290	10

Tilman Todenhöfer	1,741	–

Prof. Dr. Klaus Rüdiger Trützschler	2,250	–

Stefan Viertel	153	10

Renate Voigt	255	10

Werner Wenning	–	–

Total	9,028	65

The members of the Supervisory Board held 9,028 shares, amounting to less than 0.01 % of our shares as of March 25, 2013.

As listed in the “Number of share awards” column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2013.

Related Party Transactions

For information on related party transactions please refer to Note 37 “Related Party Transactions”.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	434
Financial Report 2012	Auditing and Controlling

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Paul Achleitner, Dr. Karl-Gerhard Eick and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are “independent” of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the Stock Corporation Act (AktG). According to Sections 107 (4), 100 (5) of the Stock Corporation Act they are well grounded in the fields of accounting and auditing.

Code of Business Conduct and Ethics

Deutsche Bank’s Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern employee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board and the Group Executive Committee. It reflects our core values and our promise to our stakeholders. In addition, it forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we also adopted a Code of Ethics that sets out special obligations for our Senior Financial Officers. Currently at Deutsche Bank these are the Co-Chairmen of the Management Board, the Chief Financial Officer, the Head of Group Accounting as well as members of the Group Finance Committee. In 2012, no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics for Senior Financial Officers.

The current version of Deutsche Bank’s Code of Business Conduct and Ethics is available on our website at www.deutsche-bank.com/ir/en/content/code_of_ethics.htm.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2011 and 2012 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftsprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) Audit fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit fees; (3) Tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	435
Financial Report 2012	Auditing and Controlling

Fee category in € m.	2012	2011
Audit fees	50	54

Audit-related fees	19	12

Tax-related fees	7	7

All other fees	1	3

Total fees [1]	76	76

[1]	Totals do not add up due to rounding.

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are currently not audited by KPMG. Audit fees decreased as the number of entities to be audited fell year-on-year. The increase in Audit-related fees results from a higher number of Postbank engagements. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2011 and 2012, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services in each category that was subject to such a waiver was less than 5 % for each year.

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	436
Financial Report 2012	Compliance with the German Corporate Governance Code

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	04 – Corporate Governance Statement/Corporate Governance Report	437
Financial Report 2012	Compliance with the German Corporate Governance Code

[Page intentionally left blank for SEC filing purposes]

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	439
Financial Report 2012	Management Board

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	440
Financial Report 2012	Supervisory Board

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	441
Financial Report 2012	Supervisory Board

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	442
Financial Report 2012	Advisory Boards

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	443
Financial Report 2012	Group Five-Year Record

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	444
Financial Report 2012	Declaration of Backing

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	05 – Supplementary Information	445
Financial Report 2012	Impressum / Publications

[Page intentionally left blank for SEC filing purposes]

2013

April 30, 2013
Interim Report as of March 31, 2013

May 23, 2013
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

May 24, 2013
Dividend payment

July 30, 2013
Interim Report as of June 30, 2013

October 29, 2013
Interim Report as of September 30, 2013

2014

January 29, 2014
Preliminary results for the 2013 financial year

March 20, 2014
Annual Report 2013 and Form 20-F

April 29, 2014
Interim Report as of March 31, 2014

May 22, 2014
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

May 23, 2014
Dividend payment

July 29, 2014
Interim Report as of June 30, 2014

October 29, 2014
Interim Report as of September 30, 2014

The cover photo shows Alexandra Annecke in Frankfurt, where she was photographed for the Annual Review 2012. She is a Fund Manager at Union Investment. More information on our annual reporting and statements made by representatives of our stakeholders can be found under www.db.com/12.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-1
Annual Report 2012 on Form 20-F

Supplemental Financial Information (Unaudited)

Industry Guide 3 Information

Amounts for 2012, 2011, 2010, 2009 and 2008 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-2
Annual Report 2012 on Form 20-F

Financial Condition

Average balance sheet based upon month-end balances

Average balance sheet and net interest income	2012			2011			2010
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Assets:

Interest-earning deposits with banks:
In German offices	59,605	167	0.28%	29,807	330	1.11%	32,333	185	0.57%
In Non-German offices	79,477	752	0.95%	66,979	464	0.69%	40,886	506	1.24%

Total interest-earning deposits with banks	139,082	919	0.66%	96,786	794	0.82%	73,219	691	0.94%

Central bank funds sold and securities purchased under resale agreements:
In German offices	36,557	136	0.37%	25,556	317	1.24%	1,739	23	1.35%
In Non-German offices	12,918	626	4.85%	10,851	660	6.08%	11,517	423	3.67%

Total central bank funds sold and securities purchased under resale agreements	49,475	762	1.54%	36,407	977	2.68%	13,256	446	3.37%

Securities borrowed:
In German offices	117	0	0.05%	107	1	0.52%	52	0	0.06%
In Non-German offices	29,626	203	0.69%	34,804	154	0.44%	45,202	133	0.29%

Total securities borrowed	29,743	203	0.68%	34,911	155	0.44%	45,254	133	0.29%

Interest-earning financial assets at fair value through profit or loss:
In German offices	43,041	1,055	2.45%	56,787	1,590	2.80%	42,878	987	2.30%
In Non-German offices	449,521	13,069	2.91%	430,654	13,786	3.20%	445,754	14,602	3.28%

Total interest-earning financial assets at fair value through profit or loss	492,562	14,124	2.87%	487,441	15,376	3.15%	488,632	15,589	3.19%

Financial assets available for sale:
In German offices	31,475	1,054	3.35%	35,969	614	1.71%	13,755	413	3.01%
In Non-German offices	16,347	532	3.25%	13,049	469	3.60%	13,259	424	3.19%

Total financial assets available for sale	47,822	1,586	3.32%	49,018	1,083	2.21%	27,014	837	3.10%

Loans:2
In German offices	231,155	7,965	3.45%	236,066	9,199	3.90%	126,181	4,741	3.76%
In Non-German offices	180,642	5,697	3.15%	174,018	5,715	3.28%	163,391	5,481	3.35%

Total loans	411,797	13,662	3.32%	410,084	14,914	3.64%	289,572	10,222	3.53%

Total other interest-earning assets	71,310	986	1.38%	59,554	1,579	2.65%	56,833	861	1.52%

Total interest-earning assets	1,241,791	32,242	2.60%	1,174,201	34,878	2.97%	993,780	28,779	2.90%

Cash and due from banks	19,446			17,207			10,745

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	381,168			336,977			294,329
In Non-German offices	473,430			364,241			434,066

All other assets	144,500			157,044			158,923

Allowance for credit losses	(4,388)			(3,600)			(3,455)

Total assets	2,255,947			2,046,070			1,888,388

% of assets attributable to Non- German offices	64%			62%			71%

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-3
Annual Report 2012 on Form 20-F

Average balance sheet and net interest income	2012			2011			2010
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:1

Interest-bearing deposits:

In German offices:
Time deposits	58,071	1,684	2.90%	63,201	1,966	3.11%	38,896	681	1.75%
Savings deposits	111,408	1,679	1.51%	115,273	1,876	1.63%	51,564	735	1.43%
Demand deposits	73,234	336	0.46%	69,175	586	0.85%	51,396	249	0.48%

Total in German offices	242,713	3,699	1.52%	247,649	4,428	1.79%	141,856	1,665	1.17%

In Non-German offices:
Time deposits	128,918	1,101	0.85%	127,100	1,090	0.86%	118,265	1,165	0.98%
Savings deposits	20,423	221	1.08%	22,430	247	1.10%	21,466	226	1.05%
Demand deposits	79,062	705	0.89%	79,583	1,014	1.27%	73,931	744	1.01%

Total in Non-German offices	228,403	2,027	0.89%	229,113	2,351	1.03%	213,662	2,135	1.00%

Total interest-bearing deposits	471,116	5,726	1.22%	476,762	6,779	1.42%	355,518	3,800	1.07%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	19,481	44	0.22%	14,978	158	1.06%	3,942	32	0.81%
In Non-German offices	53,574	271	0.51%	39,464	268	0.68%	48,009	269	0.56%

Total central bank funds purchased and securities sold under repurchase agreements	73,055	315	0.43%	54,442	426	0.78%	51,951	301	0.58%

Securities loaned:
In German offices	12	0	3.27%	10	(2)	(15.80) %	26	(2)	(8.35) %
In Non-German offices	6,627	421	6.35%	8,169	345	4.22%	8,750	280	3.21%

Total securities loaned	6,639	421	6.34%	8,179	343	4.20%	8,776	278	3.17%

Interest-bearing financial liabilities at fair value through profit or loss:
In German offices	22,096	728	3.30%	26,327	880	3.34%	25,130	700	2.79%
In Non-German offices	196,981	5,908	3.00%	201,708	5,635	2.79%	209,298	5,319	2.54%

Total interest-bearing financial liabilities at fair value through profit or loss	219,077	6,636	3.03%	228,035	6,515	2.86%	234,428	6,019	2.57%

Other short-term borrowings:
In German offices	3,140	22	0.69%	5,763	57	0.99%	1,606	43	2.70%
In Non-German offices	64,080	320	0.50%	59,117	422	0.71%	53,881	332	0.62%

Total other short-term borrowings	67,220	342	0.51%	64,880	479	0.74%	55,487	375	0.68%

Long-term debt and trust preferred securities:
In German offices	89,052	888	1.00%	91,623	910	0.99%	67,903	541	0.80%
In Non-German offices	90,435	1,884	2.08%	83,409	1,738	2.08%	87,175	1,730	1.98%

Total long-term debt and trust preferred securities	179,487	2,772	1.54%	175,032	2,648	1.51%	155,078	2,271	1.46%

Total other interest-bearing liabilities	103,946	139	0.13%	71,391	243	0.34%	72,299	152	0.21%

Total interest-bearing liabilities	1,120,540	16,351	1.46%	1,078,721	17,433	1.62%	933,537	13,196	1.41%

Noninterest-bearing deposits:
In German offices	89,535			68,403			40,846
In Non-German offices	26,624			17,207			13,370

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	361,378			321,624			280,320
In Non-German offices	464,652			356,515			427,702

All other noninterest-bearing liabilities	136,866			151,633			149,801

Total shareholders’ equity	55,593			50,547			41,712

Noncontrolling interests	759			1,420			1,100

Total equity	56,352			51,967			42,812

Total liabilities and equity	2,255,947			2,046,070			1,888,388

% of liabilities attributable to Non-German offices	56%			56%			64%

Rate spread	1.14%			1.35%			1.48%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.31%			1.60%			1.60%
In Non-German offices	1.27%			1.46%			1.58%

Total	1.28%			1.49%			1.57%

[1]	The allocation of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability.
[2]	Categories of loans include impaired loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-4
Annual Report 2012 on Form 20-F

Analysis of changes in net interest income

	2012 over 2011 due to changes in1			2011 over 2010 due to changes in1
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:

Interest-earning deposits with banks:
German offices	(163)	189	(352)	145	(16)	161
Non-German offices	288	97	191	(42)	239	(281)

Total interest-earning deposits with banks	125	286	(161)	103	223	(120)

Central bank funds sold and securities purchased under resale agreements:
German offices	(181)	100	(281)	294	296	(2)
Non-German offices	(34)	113	(147)	237	(26)	263

Total central bank funds sold and securities purchased under resale agreements	(215)	213	(428)	531	270	261

Securities borrowed:
German offices	(1)	–	(1)	1	1	–
Non-German offices	49	(26)	75	21	(36)	57

Total securities borrowed	48	(26)	74	22	(35)	57

Financial assets at fair value through profit or loss:
German offices	(535)	(353)	(182)	603	361	242
Non-German offices	(717)	586	(1,303)	(816)	(488)	(328)

Total financial assets at fair value through profit or loss	(1,252)	233	(1,485)	(213)	(127)	(86)

Financial assets available for sale
German offices	440	(85)	525	201	440	(239)
Non-German offices	63	110	(47)	45	(7)	52

Total financial assets available for sale	503	25	478	246	433	(187)

Loans:
German offices	(1,234)	(188)	(1,046)	4,458	4,276	182
Non-German offices	(18)	214	(232)	234	350	(116)

Total loans	(1,252)	26	(1,278)	4,692	4,626	66

Other interest-earning assets	(593)	576	(1,169)	718	44	674

Total interest and similar income	(2,636)	1,333	(3,969)	6,099	5,434	665

Interest expense:

Interest-bearing deposits:
German offices	(729)	(87)	(642)	2,763	1,624	1,139
Non-German offices	(324)	(7)	(317)	216	157	59

Total interest-bearing deposits	(1,053)	(94)	(959)	2,979	1,781	1,198

Central bank funds purchased and securities sold under repurchase agreements:
German offices	(114)	38	(152)	126	114	12
Non-German offices	3	81	(78)	(1)	(52)	51

Total central bank funds purchased and securities sold under repurchase agreements	(111)	119	(230)	125	62	63

Securities loaned:
German offices	2	–	2	–	1	(1)
Non-German offices	76	(74)	150	65	(19)	84

Total securities loaned	78	(74)	152	65	(18)	83

Financial liabilities at fair value through profit or loss:
German offices	(152)	(140)	(12)	180	35	145
Non-German offices	273	(134)	407	316	(198)	514

Total financial liabilities at fair value through profit or loss	121	(274)	395	496	(163)	659

Other short-term borrowings:
German offices	(35)	(18)	(17)	14	40	(26)
Non-German offices	(102)	42	(144)	90	43	47

Total other short-term borrowings	(137)	24	(161)	104	83	21

Long-term debt and trust preferred securities:
German offices	(22)	(27)	5	369	217	152
Non-German offices	146	148	(2)	8	(77)	85

Total long-term debt and trust preferred securities	124	121	3	377	140	237

Other interest-bearing liabilities	(104)	77	(181)	91	1	90

Total interest expense	(1,082)	(101)	(981)	4,237	1,886	2,351

Net change in net interest income	(1,554)	1,434	(2,988)	1,862	3,548	(1,686)

[1]	Changes due to combination of volume and rate are allocated proportionally.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-5
Annual Report 2012 on Form 20-F

Investment Portfolio (Securities Available for Sale)

Fair values of the Group’s investment portfolio

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Debt securities:
German government	9,942	5,207	4,053
U.S. Treasury and U.S. government agencies	169	1,015	1,632
U.S. local (municipal) governments	531	605	563
Other foreign governments	16,655	10,919	17,688
Corporates	14,527	18,856	19,901
Other asset-backed securities	1,113	1,273	1,780
Mortgage-backed securities, including obligations of U.S. federal agencies	727	731	155
Other debt securities	491	775	442

Total debt securities	44,155	39,381	46,214

Equity securities:
Equity shares	1,083	1,632	3,296
Investment certificates and mutual funds	222	236	132

Total equity securities	1,305	1,868	3,428

Total	45,460	41,249	49,642

Fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale

Dec 31, 2012		Gross unrealized holding
in € m.	Fair value	gains	losses	Amortized cost
Debt securities:
German government	9,942	206	82	9,818
U.S. Treasury and U.S. government agencies	169	0	–	169
U.S. local (municipal) governments	531	34	–	496
Other foreign governments	16,655	327	200	16,528
Corporates	14,527	501	152	14,178
Other asset-backed securities	1,113	55	68	1,127
Mortgage-backed securities, including obligations of U.S. federal agencies	727	8	1	720
Other debt securities	491	7	0	484

Total debt securities	44,155	1,138	503	43,520

Equity securities:
Equity shares	1,083	290	10	803
Investment certificates and mutual funds	222	5	1	218

Total equity securities	1,305	295	11	1,021

Total securities available for sale	45,460	1,433	514	44,541

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-6
Annual Report 2012 on Form 20-F

The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2012:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	1,008	1.28%	4,335	1.81%	1,556	2.35%	3,043	3.74%	9,942	2.45%

U.S. Treasury and U.S. government agencies	169	2.36%	–	0.12%	–	–	–	–	169	2.35%

U.S. local (municipal) governments	1	2.98%	–	–	14	0.01%	516	0.18%	531	0.18%

Other foreign governments	2,475	1.24%	8,050	2.37%	2,968	2.64%	3,162	2.22%	16,655	1.33%

Corporates	2,379	3.50%	8,032	4.77%	3,098	4.79%	1,018	5.16%	14,527	4.59%

Other asset-backed securities	1	1.57%	575	2.24%	49	5.70%	488	5.34%	1,113	3.70%

Mortgage-backed securities, including obligations of U.S. federal agencies	62	1.69%	605	2.25%	56	3.69%	4	1.75%	727	2.32%

Other debt securities	220	2.16%	105	1.83%	26	2.00%	140	3.52%	491	2.47%

Total fair value	6,315	2.19%	21,702	3.27%	7,767	4.11%	8,371	3.19%	44,155	3.25%

Total amortized cost	6,295		21,347		7,519		8,359		43,520

Loans Outstanding

Analysis of the Group’s loan portfolio by industry sector and by the borrower’s country of domicile (in- or outside Germany)

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
German:
Banks and insurance	7,949	10,177	13,858	9,527	12,397
Manufacturing	8,463	9,154	8,266	7,486	7,268
Wholesale and retail trade	4,212	3,948	3,656	2,901	3,444
Households	131,047	126,462	121,641	50,936	48,514
Commercial real estate activities	20,681	21,093	20,396	13,792	13,869
Public sector	9,729	10,747	18,182	5,922	5,437
Lease financing	382	820	799	882	1,030
Other	16,641	17,746	20,732	13,851	13,357

Total German	199,104	200,147	207,530	105,297	105,316

Non-German:
Banks and insurance	19,900	25,131	24,940	12,475	14,601
Manufacturing	14,740	13,600	12,482	9,828	11,775
Wholesale and retail trade	12,814	11,097	9,981	8,037	8,317
Households	49,927	47,726	45,711	34,739	34,862
Commercial real estate activities	24,544	25,050	23,723	15,167	13,214
Public sector	5,649	5,665	5,931	3,650	4,535
Lease financing	639	859	1,521	1,196	1,670
Other	74,795	87,782	80,073	72,309	78,077

Total Non-German	203,008	216,910	204,362	157,401	167,051

Gross loans	402,112	417,057	411,892	262,698	272,367

(Deferred expense)/unearned income	137	381	867	1,250	1,148

Loan less (deferred expense)/unearned income	401,975	416,676	411,025	261,448	271,219

Included in the category Other is Fund Management activities exposure of € 16.8 billion, € 25.0 billion, € 28.0 billion, € 26.5 billion and € 31.2 billion for December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-7
Annual Report 2012 on Form 20-F

Loan Maturities and Sensitivity to Changes in Interest Rates

Analysis of maturities of the Group’s loan portfolio (excluding lease financing)

Dec 31, 2012 in € m.	Within 1 year	After one but within five years	After 5 years	Total
German:
Banks and insurance	1,182	5,291	1,476	7,949
Manufacturing	4,360	2,798	1,305	8,463
Wholesale and retail trade	2,561	872	779	4,212
Households (excluding mortgages)	4,189	5,698	8,907	18,794
Households – mortgages	6,388	18,545	87,320	112,253
Commercial real estate activities	4,259	6,509	9,913	20,681
Public sector	4,128	3,027	2,574	9,729
Other	7,005	6,246	3,390	16,641

Total German	34,072	48,986	115,664	198,722

Non-German:
Banks and insurance	13,553	4,028	2,319	19,900
Manufacturing	9,555	3,229	1,956	14,740
Wholesale and retail trade	9,348	1,885	1,581	12,814
Households (excluding mortgages)	7,626	8,374	4,579	20,579
Households – mortgages	6,086	2,533	20,729	29,348
Commercial real estate activities	9,120	11,038	4,386	24,544
Public sector	1,263	388	3,998	5,649
Other	35,006	15,954	23,835	74,795

Total Non-German	91,557	47,429	63,383	202,369

Gross loans	125,629	96,415	179,047	401,091

(Deferred expense)/unearned income	371	(80)	(154)	137

Loans less (deferred expense)/unearned income	125,258	96,495	179,201	400,954

Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date

Dec 31, 2012 in € m.	After one but within five years	After 5 years	Total
Fixed rate loans	66,774	139,383	206,157
Floating or adjustable rate loans	29,721	39,818	69,539

Total	96,495	179,201	275,696

Risk Elements

The following section provides information about certain risk elements included in the loan portfolio intended to address the requirements of SEC Industry Guide 3 while at the same time reflect the classifications most relevant to how Deutsche Bank Group evaluates the credit quality of its loan portfolio. All potential problem loans, which are defined as loans where known information about possible credit problems of borrowers causes the Group’s management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms, are included in this disclosure of risk elements.

Loans 90 days or more Past Due and still accruing

Exposure of loans carried at amortized cost which were 90 days or more past due and still accruing for the last five years

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
German	336	403	288	310	183

Non-German	118	147	14	11	18

Total loans 90 days or more past due and still accruing	454	550	302	321	201

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-8
Annual Report 2012 on Form 20-F

Impaired Loans

Breakdown of the Group’s IFRS impaired loans by region based on the borrower’s country of domicile

in € m.	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2010[1]	Dec 31, 2009	Dec 31, 2008
Germany	3,615	3,721	2,051	1,665	1,573

Western Europe (excluding Germany)	5,476	4,665	2,597	3,702	1,204

Eastern Europe	344	241	267	151	54

North America	626	1,133	1,150	1,395	544

Central and South America	41	40	43	85	234

Asia/Pacific	233	270	182	157	72

Africa	–	0	23	27	–

Other	–	0	–	19	1

Total impaired loans	10,335	10,070	6,313	7,201	3,682

[1]	Numbers for 2011 and 2010 adjusted.

Breakdown of the Group’s IFRS impaired loans by industry sector of the borrower

in € m.	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2010[1]	Dec 31, 2009	Dec 31, 2008
Banks and insurance	53	118	81	101	156

Fund management activities	128	917	833	848	645

Manufacturing	926	831	610	698	427

Wholesale and retail trade	554	468	324	346	200

Households	3,707	3,402	2,143	1,659	1,209

Commercial real estate activities	3,358	2,945	975	960	172

Public sector	–	0	–	45	118

Other	1,609	1,389	1,347	2,544	755

Total impaired loans	10,335	10,070	6,313	7,201	3,682

[1]	Numbers for 2011 and 2010 adjusted.

Interest Revenue of Impaired Loans

The following table shows the approximate effect on interest revenue of IFRS impaired loans. It shows the gross interest income that would have been recorded during the reporting period, if those loans had been current in accordance with their original terms and had been outstanding throughout the reporting period or since their origination, if Deutsche Bank Group only helds them for part of the reporting period. It also shows the amount of interest income on those loans that was included in net income for the reporting period.

in € m.	2012
German loans:
Gross amount of interest that would have been recorded at original rate	144
Less interest, net of reversals, recognized in interest revenue	67

Reduction of interest revenue	77

Non-German loans:
Gross amount of interest that would have been recorded at original rate	182
Less interest, net of reversals, recognized in interest revenue	89

Reduction of interest revenue	94

Total reduction of interest revenue	170

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-9
Annual Report 2012 on Form 20-F

Renegotiated Loans

Breakdown of the Group’s renegotiated loans representing our troubled debt restructurings

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Renegotiated loans considered nonimpaired
German	210	114	65	69	71
Non-German	678	950	753	119	9

Total renegotiated loans considered nonimpaired	888	1,064	818	188	80

Renegotiated loans considered impaired
German	309	252	96	53	51
Non-German	1,317	1,102	301	228	13

Total renegotiated loans considered impaired	1,626	1,354	397	281	64

Renegotiated loans
German	519	366	160	121	122
Non-German	1,995	2,052	1,055	348	22

Total renegotiated loans	2,514	2,418	1,215	469	144

Renegotiated loan positions have increased generally in recent years due to the deterioration of the global macroeconomic environment. In 2012, the level of the Group’s renegotiated loans increased slightly by € 96 million or 4 % to € 2.5 billion compared to prior year-end, as increases in renegotiated loans considered impaired were only partially compensated by an overall decrease in renegotiated loans considered nonimpaired. In 2011, increases included several large transactions in the Group’s commercial real estate activities through the Group’s entities in the UK and the Americas as well as in subsidiaries the Group acquired in 2010 in Germany. Renegotiated loans also increased to a lesser extent in Spain due to the deteriorating home finance market.

It should be noted that these renegotiations are not part of a special modification or restructuring program such as the Fannie Mae “Home Affordable Modification Program”. Rather, new terms (for example modification of interest rates, principal amounts, interest due, maturities, etc.) were arranged depending on the requirements of the individual renegotiation.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-10
Annual Report 2012 on Form 20-F

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2012, 2011 and 2010. As of December 31, 2012, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2012 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	8,620	40,840	95,840	10,283	323,473	478,696	23.79%

Great Britain	18,398	7,615	60,911	2,966	27,012	116,902	5.81%

Luxembourg	7,098	2,549	41,569	2,470	487	54,173	2.69%

France	6,387	15,705	18,500	6,844	–	47,436	2.36%

Netherlands	3,190	7,899	19,076	4,222	195	34,582	1.72%

Japan	2,485	2,908	10,625	271	13,269	29,558	1.47%

Italy	5,640	11,974	6,774	1,196	1,807	27,391	1.36%

Spain	7,084	4,115	6,537	681	6,580	24,997	1.24%

Switzerland	2,625	812	10,591	3,772	1,323	19,123	0.95%

Cayman Islands	325	124	12,223	1,846	2,659	17,177	0.85%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2011 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	8,101	29,006	83,270	10,922	321,974	453,273	20.95%

Great Britain	19,311	8,544	58,385	3,659	17,160	107,059	4.95%

Luxembourg	6,740	2,608	37,459	2,035	–	48,841	2.26%

France	7,255	13,378	14,583	7,257	131	42,603	1.97%

Italy	5,886	10,580	7,558	412	8,867	33,303	1.54%

Netherlands	2,915	6,050	19,349	4,293	111	32,717	1.51%

Japan	1,968	4,663	9,003	329	16,586	32,549	1.50%

Spain	7,600	2,769	6,339	1,122	9,964	27,794	1.28%

Cayman Islands	511	170	13,856	914	2,687	18,138	0.84%

Switzerland	2,413	1,021	10,598	3,091	689	17,812	0.82%

Ireland	1,574	468	13,082	844	663	16,631	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2010 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	15,843	22,252	99,468	8,882	219,247	365,692	19.19%

Great Britain	24,894	6,257	41,990	2,049	3,111	78,301	4.11%

Luxembourg	7,522	1,656	40,577	2,131	–	51,886	2.72%

France	11,170	12,337	16,694	7,041	–	47,242	2.48%

Italy	8,251	14,577	6,358	903	9,536	39,625	2.08%

Japan	1,678	5,051	12,884	319	15,816	35,748	1.88%

Netherlands	6,835	5,142	16,966	3,407	–	32,350	1.70%

Spain	10,149	3,706	6,666	1,423	9,607	31,551	1.66%

Switzerland	3,546	722	11,893	3,207	678	20,046	1.05%

Cayman Islands	420	–	13,919	792	4,676	19,807	1.04%

Ireland	2,727	950	12,042	612	1	16,332	0.86%

[1]	Other includes commercial and industrial, insurance and other loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-11
Annual Report 2012 on Form 20-F

Allowance for Loan Losses

Breakdown of the movements in the Group’s allowance for loan losses

in € m. (unless stated otherwise)	2012	2011	2010	2009	2008
Balance, beginning of year	4,162	3,296	3,343	1,938	1,705

Charge-offs:

German:
Banks and insurance	(1)	(2)	(5)	(2)	(2)
Manufacturing	(42)	(93)	(43)	(43)	(53)
Wholesale and retail trade	(42)	(26)	(32)	(23)	(41)
Households (excluding mortgages)	(265)	(273)	(338)	(340)	(330)
Households – mortgages	(60)	(26)	(26)	(23)	(32)
Commercial real estate activities	(11)	(13)	(22)	(6)	(19)
Public sector	(0)	(0)	–	–	–
Other	(71)	(112)	(49)	(72)	(127)

German total	(491)	(546)	(515)	(509)	(604)

Non-German total	(789)	(519)	(928)	(713)	(386)

Total charge-offs	(1,281)	(1,065)	(1,443)	(1,222)	(990)

Recoveries:

German:
Banks and insurance	0	1	1	1	1
Manufacturing	10	18	14	11	14
Wholesale and retail trade	6	8	6	7	8
Households (excluding mortgages)	106	93	63	83	81
Households – mortgages	15	1	4	1	3
Commercial real estate activities	2	3	4	7	9
Public sector	0	0	–	–	–
Other	19	17	20	25	41

German total	158	142	112	135	157

Non-German total	37	26	31	31	55

Total recoveries	195	168	143	166	212

Net charge-offs	(1,086)	(897)	(1,300)	(1,056)	(778)

Provision for loan losses	1,728	1,832	1,313	2,597	1,084

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(107)	(69)	(60)	(137)	(74)

Balance, end of year	4,696	4,162	3,296	3,343	1,938

Percentage of total net charge-offs to average loans for the year	0.27%	0.22%	0.45%	0.39%	0.33%

The Group’s allowance for loan losses as of December 31, 2012 was € 4.7 billion, 52 % of which is related to collectively assessed and 48 % to individually assessed loan losses. The increase in the Group’s allowance for loan losses of € 534 million mainly relates to € 1.7 billion of additional loan loss provisions partly offset by € 1.1 billion of charge-offs.

The Group’s provision for loan losses decreased by € 104 million or 6 % in 2012 compared to 2011. This decrease was driven by the Group’s collectively assessed loan portfolio, where the Group saw a reduction of € 312 million or 34 % driven by lower levels of provisioning for non-impaired loans within the Group’s NCOU mainly as a result of de-risking measures along with lower provisioning in the Group’s homogenous Postbank portfolio. The latter decrease however excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income on a group level. The increase in provisions for the Group’s individually assessed loans of € 208 million or 23 % is related to assets which had been reclassified in accordance with IAS 39 in North America and United Kingdom now held in the NCOU.

Net charge-offs increased by € 189 million or 21 % in 2012. Net charge-offs for the Group’s individually assessed loans were up € 249 million, mainly related to assets which had been reclassified in accordance with IAS 39.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-12
Annual Report 2012 on Form 20-F

The Group’s allowance for loan losses as of December 31, 2011 was € 4.2 billion, a 26 % increase from prior year end. The increase in the Group’s allowance was principally due to increased new provisions following the first full year consolidation of Postbank and lower net charge-offs compared to the prior year.

The Group’s provision for loan losses showed an increase of € 520 million or 40 % in 2011, thereof € 345 million or 61 % related to individually assessed loans, and € 175 million or 23 % related to the Group’s collectively assessed loan portfolios. The rise in individually assessed provision for loan losses was driven by the first time consolidation of Postbank and furthermore reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall challenging global economic credit environment. Reduced provisioning levels for IAS 39 reclassified assets partly compensated these increases. Loan loss provisions for the Group’s collectively assessed loan portfolios, which increased by 23 % compared to 2010, were also affected by the first time consolidation of Postbank. Excluding Postbank, the loan loss provision for the Group’s collectively assessed exposure was reduced due to the Group’s retail business in Germany which contributed lower provisions, despite the challenging economic environment.

The Group’s net charge-offs decreased by € 403 million or 31 % in 2011, almost fully related to the Group’s individually assessed loans, where the Group saw a reduction of € 384 million fully driven by IAS 39 reclassified assets.

The Group’s allowance for loan losses as of December 31, 2010 was € 3.3 billion, a 1 % decrease from prior year end. The decrease in the Group’s allowance was principally due to charge-offs, reductions resulting from currency translation and unwinding effects exceeding the Group’s provisions.

The Group’s net charge-offs amounted to € 1.3 billion in 2010. Of the charge-offs for 2010, € 896 million were related to the Group’s corporate credit exposure, of which € 607 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s United Kingdom and Asia/Pacific portfolios, and € 404 million was related to the Group’s consumer credit exposures, mainly driven by the Group’s German portfolios.

The Group’s provision for loan losses in 2010 was € 1.3 billion, principally driven by € 562 million for the Group’s corporate credit exposures, of which € 278 million of new provisions were established relating to assets that had been reclassified in accordance with IAS 39, relating predominantly to exposures in Corporate Banking & Securities. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall favorable global economic credit environment. Loan loss provisions in the Group’s collectively assessed exposure amounted to € 751 million, reflecting a significant reduction of the Group’s net credit costs in Spain and India partially offset by increases in Poland, which is lower than the € 808 million recorded in the prior year, which was predominantly driven by the challenging credit environment in Spain and Poland during 2009.

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

The Group’s allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72 % increase from € 1.9 billion reported for the end of 2008. The increase in the Group’s allowance was principally due to provisions substantially exceeding charge-offs.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-13
Annual Report 2012 on Form 20-F

The Group’s gross charge-offs were € 1.2 billion in 2009. Of the charge-offs for 2009, € 637 million were related to the Group’s corporate credit exposure, of which € 414 million was related to assets which had been reclassified in accordance with IAS 39 in the Group’s U.S. and U.K. portfolios, and € 419 million was related to the consumer credit exposure, mainly driven by the Group’s German portfolios.

The Group’s provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for the Group’s corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe on the back of the overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominantly reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.

The Group’s individually assessed loan loss allowance was € 2.0 billion as of December 31, 2009. The € 1.1 billion increase in 2009 comprised net provisions of € 1.8 billion (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 637 million and a € 100 million decrease from currency translation and unwinding effects.

The Group’s collectively assessed loan loss allowance totaled € 1.3 billion as of December 31, 2009, representing an increase of € 353 million against the level reported for the end of 2008 (€ 961 million). Movements in this component include a € 808 million provision, including a positive impact from changes in certain parameter and model assumptions which reduced provision by € 87 million, being offset by € 419 million net charge-offs and a € 36 million net decrease from currency translation and unwinding effects.

The Group’s allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in the Group’s allowance was principally due to provisions exceeding our charge-offs.

The Group’s gross charge-offs were € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to the Group’s consumer credit exposures, and € 364 million to the Group’s corporate credit exposures, mainly driven by its German and U.S. portfolios.

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-14
Annual Report 2012 on Form 20-F

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2012, 63 % of the Group’s total allowance was attributable to non-German clients compared to 60 % as of December 31, 2011.

in € m.	2012	2011	2010	2009	2008
Balance, beginning of year	2,509	2,284	2,391	995	615

Provision for loan losses	1,152	751	820	2,182	752

Net charge-offs	(752)	(493)	(897)	(682)	(330)
Charge-offs	(789)	(519)	(928)	(713)	(385)
Recoveries	37	26	31	31	55

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	59	(33)	(30)	(104)	(42)

Balance, end of year	2,968	2,509	2,284	2,391	995

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (unless stated otherwise)	Dec 31, 2012		Dec 31, 2011		Dec 31, 2010		Dec 31, 2009		Dec 31, 2008
German:

Individually assessed loan loss allowance:
Banks and insurance	1	2%	13	2%	1	3%	2	4%	1	5%
Manufacturing	277	2%	252	2%	236	2%	199	3%	165	3%
Households (excluding mortgages)	94	5%	78	4%	42	4%	18	5%	21	5%
Households – mortgages	14	28%	12	26%	4	25%	3	15%	5	13%
Public sector	–	2%	–	3%	–	5%	–	2%	–	2%
Wholesale and retail trade	111	1%	112	1%	95	1%	95	1%	81	1%
Commercial real estate activities	157	5%	241	5%	46	5%	55	5%	60	5%
Other	128	4%	124	4%	135	5%	126	5%	146	5%

Individually assessed loan loss allowance German total	782		832		559		498		479

Collectively assessed loan loss allowance	946		821		453		454		464

German total	1,728	50%	1,653	48%	1,012	50%	952	40%	943	39%

Non-German:

Individually assessed loan loss allowance	1,484		1,179		1,084		1,532		499

Collectively assessed loan loss allowance	1,484		1,327		1,200		859		496

Non-German total	2,968	50%	2,507	52%	2,284	50%	2,391	60%	995	61%

Total allowance for loan losses	4,696	100%	4,162	100%	3,296	100%	3,343	100%	1,938	100%

Total individually assessed loan loss allowance	2,266		2,011		1,643		2,030		977

Total collectively assessed loan loss allowance	2,430		2,150		1,653		1,313		961

Total allowance for loan losses	4,696		4,162		3,296		3,343		1,938

Deposits

The amount of other time deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 25.9 billion as of December 31, 2012, thereof with maturities within three months € 10.8 billion, after three months but within six months € 4.6 billion, after six months but within one year € 2.7 billion and after one year € 7.8 billion. There were no certificates of deposits in offices in Germany as of December 31, 2012.

The amount of certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by non-German offices was € 82.1 billion as of December 31, 2012.

Total deposits by foreign depositors in German offices were € 40.2 billion, € 49.0 billion and € 33.2 billion as of December 31, 2012, 2011 and 2010, respectively.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-15
Annual Report 2012 on Form 20-F

Return on Equity and Assets

	2012	2011	2010
Return on average shareholders’ equity (post-tax)[1]	0.43%	8.17%	5.54%

Return on average total assets (post-tax)[2]	0.01%	0.20%	0.12%

Equity to assets ratio[3]	2.46%	2.47%	2.21%

Dividend payout ratio:[4]
Basic earnings per share	N/M	17%	24%

Diluted earnings per share	N/M	17%	26%

N/M – Not meaningful

[1]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.
[2]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.
[3]	Average shareholders’ equity as a percentage of average total assets for each year.
[4]	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year.

Short-Term Borrowings with an original maturity of one year or less

The difference between the period-end and average balances for central bank funds purchased and securities sold under repurchase agreements mainly arises from fluctuating activity with respect to fixed income securities positions within CB&S. Intra-quarter trading volume, which increases the monthly averages relative to quarter- and year-end, predominantly comprises financing of short-term positions in highly liquid US Treasuries and Agencies, which is a result of the Bank providing liquidity to the market via market-making activity and is largely driven by client demand. These US Treasury and Agency positions are very low risk and have negligible impact on the firm’s liquidity and capital position.

in € m. (unless stated otherwise)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	36,144	35,311	27,922
Average balance[1]	73,055	54,442	51,951
Maximum balance at any month-end	97,443	70,007	75,113
Weighted-average interest rate during the year	0.43%	0.78%	0.58%
Weighted-average interest rate on year-end balance	0.55%	0.44%	0.99%

Securities loaned:
Balance, end of year	3,076	8,089	3,276
Average balance[1]	6,419	8,179	8,776
Maximum balance at any month-end	12,120	13,829	13,965
Weighted-average interest rate during the year	6.34%	4.20%	3.17%
Weighted-average interest rate on year-end balance	0.64%	1.17%	1.57%

Commercial paper:
Balance, end of year	23,616	30,807	31,322
Average balance[1]	25,500	28,905	24,234
Maximum balance at any month-end	27,125	32,500	31,322
Weighted-average interest rate during the year	0.44%	0.52%	0.40%
Weighted-average interest rate on year-end balance	0.48%	0.34%	0.52%

Other:
Balance, end of year	45,444	34,549	33,668
Average balance[1]	41,720	35,975	31,253
Maximum balance at any month-end	47,159	39,455	38,130
Weighted-average interest rate during the year	0.55%	0.91%	0.89%
Weighted-average interest rate on year-end balance	0.47%	0.37%	0.31%

[1]	Based upon month-end balances.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-16
Annual Report 2012 on Form 20-F

Non-GAAP Financial Measures

As discussed on page 4 of the Annual Report 2012 on Form 20-F, this document and other documents Deutsche Bank Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
in € m.	2012	2011	2010	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	784	5,390	3,975	(4,606)	(85)	1,414	36

Less pre-tax noncontrolling interests	(65)	(209)	(24)	144	(69)	(185)	N/M

IBIT attributable to Deutsche Bank shareholders	719	5,181	3,951	(4,462)	(86)	1,229	31

N/M – Not meaningful

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

in € m.				2012 increase (decrease) from 2011		2011 increase (decrease) from 2010
(unless stated otherwise)	2012	2011	2010	in € m.	in %	in € m.	in %
Average shareholders’ equity	55,593	50,547	41,712	5,046	10	8,835	21

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	197	519	102	(322)	(62)	417	N/M
Average dividend accruals	(670)	(617)	(461)	(54)	9	(156)	34

Average active equity	55,120	50,449	41,353	4,671	9	9,096	22

N/M – Not meaningful

[1]

The tax effect on average accumulated other comprehensive income excluding foreign currency translation was € (338) million, € (360) million and € (400) million for the years ended December 31, 2012, 2011 and 2010, respectively.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-17
Annual Report 2012 on Form 20-F

Pre-tax return on average active equity is presented below. For comparison, also presented is the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity.

in % (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011	2011 increase (decrease) from 2010
Pre-tax return on average shareholders’ equity	1.3%	10.2%	9.5%	(8.9) ppt	0.7 ppt

Pre-tax return on average active equity	1.3%	10.3%	9.6%	(9.0) ppt	0.7 ppt

Leverage Ratio

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated using adjustments made to reported IFRS total assets and total equity. Such adjusted measures, which are non-GAAP financial measures, are described in “Management Report: Risk Report: Balance Sheet Management” on pages 183 to 184 of the Financial Report.

Basel 3 pro-forma solvency measures

While the Group’s regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 capital rules, the Group also sets forth in several places measures of the Group’s regulatory risk-weighted assets, capital and ratios thereof under a pro forma application of the Basel 3 rules, based on the Group’s assumptions as to how such rules will be implemented in European Union and adopted in Germany. These assumptions will be refined over time as the relevant regulators further clarify the applicable rules, as the Group continues to refine the Group’s models and as the Group’s and the industry’s understanding and interpretation of the rules evolve. Because the Basel 3 rules are not yet implemented, such measures are also non-GAAP financial measures. Deutsche Bank Group believes that these pro forma Basel 3 calculations provide useful information to investors as they reflect the Group’s progress against future regulatory capital standards and as many of the Group’s competitors have been describing Basel 3 calculations on a “fully loaded” basis, as described below.

Although rules are still being finalized by legislators and regulatory guidance on implementation is incomplete in many ways, the Group determines pro-forma Common Equity Tier 1 capital (CET1 capital) and pro-forma risk-weighted assets (RWA) according to expected solvency rules under Basel 3. In doing so, the Group makes use of the latest available draft legislation of the European Union, the fourth Capital Requirements Directive (CRD 4) and the Capital Requirements Regulation (CRR). The Group’s interpretation is formally incorporated in policies governed by the same structures and committees as the policies that Deutsche Bank Group uses to calculate RWA or Core Tier 1 capital (CT1 capital) under Basel 2.5.

The “fully loaded” Basel 3 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern Deutsche Bank as of 2019 according to that draft legislation. The “transitional” Basel 3 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the “fully loaded” capital rules. As the final implementation of Basel 3 may differ from the Group’s expectations, and the Group’s competitors’ assumptions and estimates regarding such implementation may vary, the Group’s Basel 3 non-GAAP financial measures may not be comparable with similarly labeled measures used by the Group’s competitors.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-18
Annual Report 2012 on Form 20-F

The following table presents a reconciliation of the estimated pro-forma CET 1 capital as of December 31, 2012 under Basel 3 rules compared to Basel 2.5 rules, along with the Group’s estimated RWAs and capitalization ratios under Basel 3 rules. Note that these figures are unaudited.

		Pro forma Dec 31, 2012
in € billion (unless stated otherwise)	Reported Dec 31, 2012	CET1 transitional	CET1 ‘fully-loaded’
CET1 (Basel 2.5)	38.0
RWA (Basel 2.5)	334

CET1 ratio	11.4%

CRD 4/CRR impact on CET1
Adjustments not impacted by transitional provisions
- Conversion from securitization deductions to RWA		1.0	1.0
- Debt Value Adjustments (DVA)[1]		(0.6)	(0.6)
- Prudential valuation adjustments		0.0	0.0
- Other		0.0	0.0
Adjustments impacted by transitional provisions
- Goodwill and intangibles[2]		11.3	0.0
- Expected Loss > impairment		(0.1)	(0.6)
- Deferred tax assets subject to full deduction treatment		0.0	(1.7)
- Excess minority interests[3]		0.0	(0.1)
- Pensions		0.0	(0.9)
- Gains on AFS equity and debt[4]		0.0	0.3
- Other[5]		1.0	(3.9)

CET1 (pro-forma Basel 3)		50.5	31.3

CRD 4/CRR impact on RWA
- New charge for Credit Valuation Adjustments (CVA)		28	28
- Reclassification of high risk securitization positions from CET1 capital deductions into RWA		24	24
- New charge for business with Central Counterparties and clearing		4	4
- Other[6]		19	12

RWA (pro-forma Basel 3)		408	401

CET1 ratio (pro-forma Basel 3)		12.4%	7.8%

[1]	In light of latest CRD 4/CRR proposal DVAs will be subject to transitional provisions and thus reported under “Adjustments impacted by transitional provisions” in the future.
[2]	Only eligible goodwill/intangible amount that is put against Additional Tier 1 instruments is shown here.
[3]	The Group’s minority interests are not eligible for recognition as CET1 under CRD 4/CRR rules.
[4]	Also includes unrealized gains and losses from instruments measured at fair value (other than AFS instruments) and that fall under the treatment of article 32 of CRR.
[5]

Includes own shares in trading book, deductions from significant investments in financial sector entities and deferred tax assets from temporary differences that arise from the application of the 10/15 % threshold rule.

[6]	Includes changes to Credit Risk and Market Risk RWA calculation as well as RWA related to capital deductions.

Deutsche Bank	Imprint	S-19
Annual Report 2012 on Form 20-F

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 91 00 0

deutsche.bank@db.com

(This page intentionally left blank)