Form 20-F
period 2013-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2014-03-20
CIK 1159508

As filed with the Securities and Exchange Commission on March 20, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares, no par value	1,019,327,736

(as of December 31, 2013)

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

Yes☒            No ☐

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

Yes ☐            No ☒

Deutsche Bank
Annual Report 2013 on Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 28, 2014).

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	New York Stock Exchange

6.375 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII	New York Stock Exchange
6.375 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.625 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX	New York Stock Exchange
6.625 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC IX*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.350 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust X	New York Stock Exchange
7.350 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC X*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

Fixed to Fixed Reset Rate Subordinated Tier 2 Notes Due 2028	New York Stock Exchange

DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca

ELEMENTS “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

ELEMENTS Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

FI Enhanced Global High Yield Exchange Traded Notes Linked to the MSCI World High Dividend Yield USD Gross Total Return Index due October 12, 2023	NYSE Arca

PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB US Deflation Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB US Inflation Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB 3x German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031	NYSE Arca

PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031	NYSE Arca

PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

PowerShares DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

*	For listing purpose only, not for trading.

Deutsche Bank	1
Annual Report 2013 on Form 20-F

Table of Contents – 1
PART I – 6
Item 1: Identity of Directors, Senior Management and Advisers – 6
Item 2: Offer Statistics and Expected Timetable – 6
Item 3: Key Information – 6
Selected Financial Data – 6
Dividends – 8
Exchange Rate and Currency Information – 9
Capitalization and Indebtedness – 10
Reasons for the Offer and Use of Proceeds – 10
Risk Factors – 11
Item 4: Information on the Company – 29
History and Development of the Company – 29
Business Overview – 29
Our Corporate Divisions – 33
The Competitive Environment – 33
Regulation and Supervision – 36
Organizational Structure – 52
Property and Equipment – 53
Information Required by Industry Guide 3 – 53
Item 4A: Unresolved Staff Comments – 54
Item 5: Operating and Financial Review and Prospects – 54
Overview – 54
Significant Accounting Policies and Critical Accounting Estimates – 54
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements – 55
Operating Results – 55
Results of Operations – 57
Financial Position – 57
Liquidity and Capital Resources – 57
Post-Employment Benefit Plans – 57
Exposure to Monoline Insurers – 57
Off-Balance Sheet Arrangements – 58
Tabular Disclosure of Contractual Obligations – 58
Research and Development, Patents and Licenses – 58
Item 6: Directors, Senior Management and Employees – 58
Directors and Senior Management – 58
Board Practices of the Management Board – 61
Group Executive Committee – 62
Compensation – 62
Employees – 62
Share Ownership – 62
Item 7: Major Shareholders and Related Party Transactions – 63
Major Shareholders – 63
Related Party Transactions – 63
Interests of Experts and Counsel – 65
Item 8: Financial Information – 65
Consolidated Statements and Other Financial Information – 65
Significant Changes – 73
Item 9: The Offer and Listing – 74
Offer and Listing Details and Markets – 74
Plan of Distribution – 75
Selling Shareholders – 75

Deutsche Bank	2
Annual Report 2013 on Form 20-F

Dilution – 75
Expenses of the Issue – 75
Item 10: Additional Information – 75
Share Capital – 75
Memorandum and Articles of Association – 75
Notification Requirements – 79
Material Contracts – 81
Exchange Controls – 82
Taxation – 82
Dividends and Paying Agents – 85
Statement by Experts – 85
Documents on Display – 86
Subsidiary Information – 86
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – 86
Item 12: Description of Securities other than Equity Securities – 86
PART II – 86
Item 13: Defaults, Dividend Arrearages and Delinquencies – 86
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds – 86
Item 15: Controls and Procedures – 87
Disclosure Controls and Procedures – 87
Management’s Annual Report on Internal Control over Financial Reporting – 87
Report of Independent Registered Public Accounting Firm – 87
Change in Internal Control over Financial Reporting – 89
Item 16A: Audit Committee Financial Expert – 89
Item 16B: Code of Ethics – 89
Item 16C: Principal Accountant Fees and Services – 89
Item 16D: Exemptions from the Listing Standards for Audit Committees – 90
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers – 90
Item 16F: Change in Registrant’s Certifying Accountant – 91
Item 16G: Corporate Governance – 91
Item 16H: Mine Safety Disclosure – 94
Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012 – 95
PART III – 99
Item 17: Financial Statements – 99
Item 18: Financial Statements – 99
Item 19: Exhibits – 99
Signatures – 100
Financial Report – 101
Supplemental Financial Information (Unaudited) – S-1

Deutsche Bank	3
Annual Report 2013 on Form 20-F

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

Inclusion of Our Financial Report

We have included as an integral part of this Annual Report on Form 20-F our Financial Report 2013, to which we refer for the responses to certain items hereof. Certain portions of the Financial Report have been omitted, as indicated therein. The included Financial Report contains our consolidated financial statements, which we also incorporate by reference into this report, in response to Items 8.A and 18. Such consolidated financial statements differ from those contained in the Financial Report used for other purposes in that, for Notes 44 and 45 thereof, notes addressing non-U.S. requirements have been replaced with notes addressing U.S. requirements. Such consolidated financial statements have been audited by KPMG AG Wirtschaftsprüfungs-gesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 422 of the Financial Report, which report is included only in the version of the Financial Report included in this Annual Report on Form 20-F.

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

Deutsche Bank	4
Annual Report 2013 on Form 20-F

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

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Post-tax return on average active equity	Post-tax return on average shareholders’ equity

Tangible book value	Total shareholders’ equity (book value)

Total assets adjusted	Total assets

Total equity adjusted	Total equity

Leverage ratio (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

CRR/CRD 4 Pro Forma Solvency Measures

While our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes as of December 31, 2013 and set forth throughout this document under the Basel 2.5 capital rules, we also set forth in several places such measures under a pro forma application of the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were passed on June 27, 2013 and which apply on and after January 1, 2014. Because CRR/CRD 4 was not yet applicable as of December 31, 2013 such measures are also non-GAAP financial measures. We believe that these pro forma CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis, as described below.

Although the CRR/CRD 4 rules have to be applied on and after January 1, 2014, we determined our pro forma Common Equity Tier 1 capital (CET 1 capital) and pro forma risk-weighted assets (RWA) according to the solvency rules under CRR/CRD 4. Our interpretation is formally incorporated in policies governed by the same structures and committees as the policies that we use to calculate RWA and CET 1 capital under Basel 2.5 rules.

Deutsche Bank	5
Annual Report 2013 on Form 20-F

The “fully loaded” CRR/CRD 4 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern Deutsche Bank as of 2019 according to the corresponding legislation. The “transitional” CRR/CRD 4 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the “fully loaded” capital rules. As the final implementation of CRR/CRD 4 may differ from our earlier expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labeled measures used by our competitors.

Further Description and Reconciliation of Non-GAAP Financial Measures

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS (or Basel 2.5, as applicable), please refer (i) for the adjusted leverage ratio, as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Management Report: Risk Report: Balance Sheet Management” on pages 220 through 223 of the Financial Report, (ii) for the CRR/CRD 4 regulatory capital, risk-weighted assets, capital ratios and leverage ratio to “Management Report: Risk Report: Regulatory Capital” on pages 199 through 220 of the Financial Report and “Management Report: Risk Report: Balance Sheet Management” on pages 220 through 223 of the Financial Report and (iii) for the other non-GAAP financial measures described above, to pages S-16 through S-18 of the Supplemental Financial Information, which are incorporated by reference herein.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS or the Basel 2.5 capital rules that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS or Basel 2.5 capital rule financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS or Basel 2.5 capital rule financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS or Basel 2.5 capital rule financial measure.

Use of Internet Addresses

This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

Deutsche Bank	Item 3: Key Information	6
Annual Report 2013 on Form 20-F

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not required because this document is filed as an annual report.

Item 2: Offer Statistics and Expected Timetable

Not required because this document is filed as an annual report.

Item  3: Key Information

Selected Financial Data

We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Our corporate division and segment data comes from our management reporting systems and is not in all cases prepared in accordance with IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see Note 4 “Business Segments and Related Information”.

Deutsche Bank	Item 3: Key Information	7
Annual Report 2013 on Form 20-F

Income Statement Data

		2013	2012	2011	2010	2009
	in U.S.$ m.[2]	in € m.	in € m.	in € m.	in € m.	in € m.

Net interest income	20,457	14,834	15,975	17,445	15,583	12,459

Provision for credit losses	2,847	2,065	1,721	1,839	1,274	2,630

Net interest income after provision for credit losses	17,610	12,769	14,254	15,606	14,309	9,829

Commissions and fee income[1]	16,975	12,308	11,809	11,878	10,669	8,911

Net gains (losses) on financial assets/liabilities at fair value through profit or loss[1]	5,265	3,817	5,608	2,724	3,354	7,109

Other noninterest income (loss)	1,318	956	344	1,181	(1,039)	(527)

Total net revenues	44,014	31,915	33,736	33,228	28,567	27,952

Compensation and benefits	17,003	12,329	13,490	13,135	12,671	11,310

General and administrative expenses	20,861	15,126	15,017	12,657	10,133	8,402

Policyholder benefits and claims	635	460	414	207	485	542

Impairment of intangible assets	109	79	1,886	0	29	(134)

Restructuring activities	551	399	394	0	0	0

Total noninterest expenses	39,158	28,394	31,201	25,999	23,318	20,120

Income before income taxes	2,009	1,456	814	5,390	3,975	5,202

Income tax expense	1,069	775	498	1,064	1,645	244

Net income	940	681	316	4,326	2,330	4,958

Net income (loss) attributable to noncontrolling interests	21	15	53	194	20	(15)

Net income attributable to Deutsche Bank shareholders	919	666	263	4,132	2,310	4,973

	in U.S.$	in €	in €	in €	in €	in €

Basic earnings per share[3,4]	0.92	0.67	0.28	4.45	3.07	7.21

Diluted earnings per share[3,5]	0.90	0.65	0.27	4.30	2.92	6.94

Dividends paid per share[6]	1.03	0.75	0.75	0.75	0.75	0.50

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3791 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2013.

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
[5]

We calculate diluted earnings per share for each period by dividing our net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding, both after assumed conversions.

[6]	Dividends we declared and paid in the year.

Balance Sheet Data

		2013	2012	2011	2010	2009
	in U.S. $ m.[1]	in € m.	in € m.	in € m.	in € m.	in € m.

Total assets	2,222,282	1,611,400	2,022,275	2,164,103	1,905,630	1,500,664

Loans	519,344	376,582	397,377	412,514	407,729	258,105

Deposits	727,820	527,750	577,210	601,730	533,984	344,220

Long-term debt	183,533	133,082	157,325	163,416	169,660	131,782

Common shares	3,599	2,610	2,380	2,380	2,380	1,589

Total shareholders’ equity[2]	75,463	54,719	54,001	53,390	48,819	36,647

Tier 1 capital[3]	69,944	50,717	50,483	49,047	42,565	34,406

Regulatory capital[3]	76,490	55,464	57,015	55,226	48,688	37,929

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3791 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2013.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[3]

Capital amounts for 2013, 2012 and 2011 are based on the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act (“Kreditwesengesetz”) and the Solvency Regulation (“Solvabilitätsverordnung”). Capital amounts presented for 2010 and 2009 are pursuant to the capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

Deutsche Bank	Item 3: Key Information	8
Annual Report 2013 on Form 20-F

Certain Key Ratios and Figures

	2013	2012	2011	2010	2009
Share price at period-end[1]	€ 34.68	€ 32.95	€ 29.44	€ 39.10	€44.98

Share price high[1]	€ 38.73	€ 39.51	€ 48.70	€ 55.11	€53.05

Share price low[1]	€ 29.41	€ 22.11	€ 20.79	€ 35.93	€14.00

Book value per basic share outstanding[2]	€ 53.24	€ 57.37	€ 58.11	€ 52.38	€52.65

Tangible book value per basic share outstanding[3]	€ 39.69	€ 42.26	€ 40.91	€ 35.63	€38.04

Return on average shareholders’ equity (post-tax)[4]	1.2%	0.5%	8.2%	5.5%	14.6%

Return on average active equity (post-tax)[5]	1.2%	0.5%	8.2%	5.6%	14.4%

Pre-tax return on average shareholders’ equity[6]	2.6%	1.3%	10.2%	9.5%	15.3%

Pre-tax return on average active equity[7]	2.6%	1.4%	10.3%	9.6%	15.1%

Cost/income ratio[8]	89.0%	92.5%	78.2%	81.6%	72.0%

Compensation ratio[9]	38.6%	40.0%	39.5%	44.4%	40.5%

Noncompensation ratio[10]	50.3%	52.5%	38.7%	37.3%	31.5%

Common Equity Tier 1 capital ratio[11]	12.8%	11.4%	9.5%	8.7%	8.7%

Tier 1 capital ratio[11]	16.9%	15.1%	12.9%	12.3%	12.6%

Employees at period-end (full-time equivalent):[12]
In Germany	46,377	46,308	47,323	49,265	27,321
Outside Germany	51,877	51,911	53,673	52,797	49,732

Branches at period-end:
In Germany	1,924	1,944	2,039	2,087	961
Outside Germany	983	1,040	1,039	996	1,003

[1]	For comparison purposes, the share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
[2]	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).
[3]	Shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end).
[4]	Net income attributable to our shareholders as a percentage of average shareholders’ equity.
[5]	Net income attributable to our shareholders as a percentage of average active equity.
[6]	Income before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.
[7]	Income before income taxes attributable to our shareholders as a percentage of average active equity.
[8]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[9]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[10]

Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[11]

Ratios presented for 2013, 2012 and 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation. Ratios presented for 2010 and 2009 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

12	Deutsche Postbank aligned its FTE definition to that of Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2013, 2012, 2011, 2010, and 2009. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.

Effective January 1, 2009, the German withholding tax applicable to dividends is 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge). For individual German tax residents, the withholding tax paid after January 1, 2009 represents for private dividends, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.

U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009. For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

Deutsche Bank	Item 3: Key Information	9
Annual Report 2013 on Form 20-F

Dividends in the table below are presented before German withholding tax.

See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

Payout ratio [2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2013 (proposed)	$ 1.03	€ 0.75	112%	115%

2012	$ 0.99	€ 0.75	N/M	N/M

2011	$ 0.97	€ 0.75	17%	17%

2010	$ 1.00	€ 0.75	24%	26%

2009	$ 1.08	€ 0.75	10%	11%

N/M	– Not meaningful
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

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.3791 per euro, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2013 (the last business day of 2013). ECB euro foreign exchange reference rates are based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 2.15 p.m. CET. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2013 or any other date.

The ECB euro foreign exchange reference rate for U.S. dollars for December 31, 2013 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.

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

Deutsche Bank	Item 3: Key Information	10
Annual Report 2013 on Form 20-F

Euro foreign exchange reference rates for U.S. dollars as published by the ECB

in U.S.$ per €	Period-end[1]	Average[2]	High	Low
2014
March (through March 4)	1.3768	0.0000	1.3768	1.3768
February	1.3813	0.0000	1.3813	1.3495
January	1.3516	0.0000	1.3687	1.3516

2013
December	1.3791	0.0000	1.3814	1.3536
November	1.3611	0.0000	1.3611	1.3365
October	1.3641	0.0000	1.3805	1.3493
September	1.3505	0.0000	1.3545	1.3117

2012	1.3194	1.2932	1.3454	1.2089

2011	1.2939	1.4000	1.4882	1.2889

2010	1.3362	1.3207	1.4563	1.1942

2009	1.4406	1.3963	1.5120	1.2555

[1]	Period-end rate is the rate announced for the last business day of the period.
[2]	We calculated the average rates for each year using the average of exchange rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

Capitalization and Indebtedness

Consolidated capitalization in accordance with IFRS as of December 31, 2013 in € m.
Debt:[1,2]

Long-term debt	133,082

Trust preferred securities	11,926

Long-term debt at fair value through profit or loss	9,342

Total debt	154,350

Shareholders’ equity:

Common shares (no par value)	2,610

Additional paid-in capital	26,204

Retained earnings	28,376

Common shares in treasury, at cost	(13)

Accumulated other comprehensive income, net of tax

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	303
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(101)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	2
Foreign currency translation, net of tax	(2,713)
Unrealized net gains (losses) from equity method investments	53

Total shareholders’ equity	54,719

Noncontrolling interests	247

Total equity	54,966

Total capitalization	209,316

[1]	€ 1,159 million (1%) of our debt was guaranteed as of December 31, 2013. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 36,647 million (24%) of our debt was secured as of December 31, 2013.

Reasons for the Offer and Use of Proceeds

Not required because this document is filed as an annual report.

Deutsche Bank	Item 3: Key Information	11
Annual Report 2013 on Form 20-F

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

Persistent doubt about the sustainability of the global economic recovery continues to materially affect our businesses, particularly through its negative impact on client activity levels. Although the intervention by the European Central Bank (generally referred to as the ECB) in financial markets appears to have forestalled further iterations of the euro crisis and somewhat improved the macroeconomic and market environment in the eurozone in 2013, economic growth in Europe remained weak, and many European economies continued to face structural challenges as unemployment and structural debt levels remained high. In the United States, uncertainties concerning the political stalemate over fiscal policy and potential changes to the U.S. Federal Reserve’s program to make large purchases of long-term financial assets to stimulate the U.S. economy (referred to as “quantitative easing”) have repeatedly re-emerged to endanger a still tepid and fragile economic recovery. A further risk we consider is a potentially disruptive U.S. monetary tightening. Emerging markets experienced volatility in 2013 amid concerns that the level of foreign investment inflows would decline substantially as the liquidity-enhancing measures in the United States and Europe are tapered down. Against this background and these uncertainties, we have observed subdued client activity in a number of our businesses, with our credit flow businesses affected in particular by the potential tapering of quantitative easing, even as the ultra-low interest rate environment has also put pressure on our margins in several traditional banking sectors. These challenges have been exacerbated as we continue to face headwinds from the continuing intensification of the regulatory environment as well as a continued high level of litigation and enforcement matters that have given rise to reputational issues and have put further pressure on profitability and returns.

The challenging economic and market conditions over recent years have led us to recalibrate our business model in response to the effects of the global financial crisis, the European sovereign debt crisis and the gradual discontinuation of the active intervention of central banks in the financial markets. Despite initiatives to lessen our exposure to businesses we have decided to cut back or exit, we still have substantial remaining exposures in some asset classes (as we reduce these asset classes in a deliberate way we believe is economically best for us) and thus continue to be exposed to any future deterioration in prices for the remaining positions.

If uncertainty about the macroeconomic environment persists or worsens, these trends may also be difficult for us to counter. More generally, if economic conditions in the eurozone remain at their current subdued levels, or worsen, or if economic growth stagnates elsewhere, our results of operations may be materially and adversely affected. Continued quantitative easing in response to this may lead to a continuation of the current environment of low interest rates and margin compression, which may also already affect our business and financial position. By contrast, any decision by the U.S. Federal Reserve to further reduce quantitative easing or by central banks more generally to tighten their monetary policy if economies continue to improve could have a material adverse effect on perceptions of liquidity in the financial system and on the global economy more generally, and may adversely affect our business and financial position. In particular, we may in the future be unable to offset the potential negative effects on our profitability of the current macroeconomic and market conditions through performance in our other businesses.

Deutsche Bank	Item 3: Key Information	12
Annual Report 2013 on Form 20-F

We have been and may continue to be directly affected by the European sovereign debt crisis, and we may be required to take impairments on our exposures to the sovereign debt of European or other countries. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses.

Starting in late 2009, the sovereign debt markets of the eurozone began to undergo substantial stress as the markets began to perceive the credit risk of a number of countries as having increased. A number of measures taken by European governments and regulators have appeared to stem the most negative effects of the crisis at least over the short term, in particular through the loosening of central bank funding and the restructuring of Greece’s sovereign indebtedness. However, there is still substantial uncertainty surrounding the sovereign debt crisis, especially in the light of the weak economic recovery in the eurozone outside Germany, and the risk still exists that the sovereign debt crisis may reignite and its effects spread to the core of the eurozone.

The effects of the sovereign debt crisis have been especially evident in the financial sector, as a large portion of the sovereign debt of eurozone countries is held by European financial institutions, including us. As of December 31, 2013, we had a direct sovereign credit risk exposure of € 1.9 billion to Italy, € 1.2 billion to Spain, € 61 million to Ireland, € 38 million to Portugal and € 52 million to Greece. Despite the current apparent abatement of the crisis, it remains uncertain whether Greece or other eurozone sovereigns, such as Spain, Italy, Portugal and Cyprus, will be able to manage their debt levels in the future. In the future, negotiations or exchanges similar to the Greek debt restructuring in 2012 could take place with respect to the sovereign debt of these or other affected countries. The outcome of any negotiations regarding changed terms (including reduced principal amounts or extended maturities) of sovereign debt may result in additional impairments of assets on our balance sheet. Any negotiations are highly likely to be subject to political and economic pressures that we cannot control, and we are unable to predict their effects on the financial markets, on the greater economy or on ourselves.

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

Regulatory and political actions by European governments in response to the sovereign debt crisis may not be sufficient to prevent the crisis from spreading or to prevent departure of one or more member countries from the common currency over the long term. The default or departure of any one or more countries from the euro could have unpredictable consequences on the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

Although the severity of the European sovereign debt crisis has abated somewhat over the short term, the eurozone continues to face structural challenges that may, in the future, contribute to renewed instability in its sovereign debt markets and in the economy more generally. Any deterioration of the sovereign debt market in the eurozone or in Eastern Europe could quickly change the economic and financial situation throughout the eurozone and affect even the financially more stable countries in the eurozone, including Germany. Substantial doubt remains whether actions taken by European policymakers will be sufficient to contain the crisis over the longer term. In particular, the European Stability Mechanism, generally referred to as the ESM, the special

Deutsche Bank	Item 3: Key Information	13
Annual Report 2013 on Form 20-F

purpose vehicle created by the European Union to combat the sovereign debt crisis, may prove to be ineffective in a crisis situation. In addition, the austerity programs introduced by a number of countries across the eurozone in response to the sovereign debt crisis may continue to dampen economic growth over the medium and longer terms. As economic weakness continues in the eurozone, questions about the long-term growth prospects of the eurozone countries could exacerbate their difficulties in refinancing their sovereign debt as it comes due, further increasing pressure on other eurozone governments.

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

We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive cost. Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets. For example, we have experienced, as a result of the European sovereign debt crisis in 2012, declines in the price of our shares and increases in the premium investors must pay when purchasing CDSs on our debt. In addition, negative developments concerning other financial institutions perceived to be comparable to us and negative views about the financial services industry in general have also recently affected us. These perceptions have affected the prices at which we have accessed the capital markets to obtain the necessary funding to support our business activities; should these perceptions worsen, our ability to obtain this financing on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms, and could also force us to curtail business, such as the extension of new credit. This could have an adverse effect on our business, financial condition and results of operations.

As a result of funding pressures arising from the European sovereign debt crisis and the global economic weakness more generally, there has been increased intervention by a number of central banks over the past several years, in particular the ECB, and the U.S. Federal Reserve. In September 2012, the ECB announced an unlimited sovereign bond buying program (referred to as the OMT Program) aimed at keeping the borrowing costs of affected eurozone countries low through the purchase of their debt instruments. In a court order dated January 14, 2014, the German Constitutional Court (Bundesverfassungsgericht) has sought guidance from the Court of Justice of the European Union as to whether the OMT Program is valid under European law. A decision finding that the OMT Program is incompatible with European law could adversely affect the ability of the ECB to invoke the OMT Program and negatively impact the stability of the eurozone. In addition to the OMT Program, the ECB agreed in December 2011 and February 2012 to provide low-interest secured loans to European financial institutions for up to three years. The U.S. Federal Reserve has expanded its provision of U.S. dollar liquidity to the ECB, which the ECB has then made available to European banks. To date a number of financial institutions have drawn on these funding sources to maintain or enhance their liquidity. The U.S.

Deutsche Bank	Item 3: Key Information	14
Annual Report 2013 on Form 20-F

Federal Reserve has also implemented a program referred to as “quantitative easing”, which is designed to keep long-term interest rates low through substantial purchases of long-term financial assets from private institutions.

To the extent these incremental measures are curtailed or halted, this could adversely impact funding markets for all European institutions, including us, leading to an increase in funding costs, or reduced funding supply, which could result in a reduction in business activity. In particular, any decision by the U.S. Federal Reserve to discontinue quantitative easing further or by central banks more generally to tighten their monetary policy will likely cause long-term interest rates to increase and accordingly impact the costs of our funding. In addition, negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons outside our control and that we cannot foresee.

Since the start of the global financial crisis and continuing through the European sovereign debt crisis, the major credit rating agencies have lowered our credit ratings or placed them on review or watch on multiple occasions. On December 15, 2011, Fitch Ratings announced that it was downgrading our long-term issuer default rating to A+ from AA-, on June 21, 2012, Moody’s Investor Services announced it was downgrading our long-term senior debt rating from A2 to Aa3, and on July 2, 2013, Standard & Poor’s announced that it was downgrading our long-term counterparty credit rating to A from A+. On December 19, 2013, Moody’s affirmed our long-term debt rating but moved the respective rating outlook from stable to negative. Recent credit rating downgrades have not materially affected our borrowing costs. However, any future downgrade could materially affect our funding costs, although we are unable to predict whether this would be the case or the extent of any such effect. The effect would depend on a number of factors including whether a downgrade affects financial institutions across the industry or on a regional basis, or is intended to reflect circumstances specific to us; any actions our senior management may take in advance of or in response to the downgrade; the willingness of counterparties to continue to do business with us; any impact of other market events and the state of the macroeconomic environment more generally.

Additionally, under many of the contracts governing derivative instruments to which we are a party, a downgrade could require us to post additional collateral, lead to terminations of contracts with accompanying payment obligations for us or give counterparties additional remedies. We take these effects into account in our liquidity stress testing analysis, as further described in “Management Report: Risk Report: Liquidity Risk: Stress Testing and Scenario Analysis” on pages 190 through 191 of the Financial Report.

Regulatory reforms enacted and proposed in response to weaknesses in the financial sector, together with increased regulatory scrutiny more generally, have created significant uncertainty for us and may adversely affect our business and ability to execute our strategic plans.

In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued in response to some of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for us and the financial industry in general. The wide range of recent actions or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, special bank levies and financial transaction taxes, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, the creation of a single supervisor and a single resolution mechanism within the eurozone, separation of certain businesses from deposit taking, stress testing and capital planning regimes, heightened reporting requirements, and reforms of derivatives, other financial instruments, investment products and market infrastructures. In addition, regulatory scrutiny under existing laws and regulations has become more intense. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still on-going.

Deutsche Bank	Item 3: Key Information	15
Annual Report 2013 on Form 20-F

Regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been steadily increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to the ongoing or future crises, and these may especially affect financial institutions such as us that are deemed to be systemically important. For example, exceptional and temporary capital ratios, such as the one mandated by the European Council in October 2011, may be imposed very quickly.

In addition, the European Union is in the process of establishing a “banking union” consisting of Germany and members of the eurozone, plus any other EU member states that choose to join. Beginning on November 4, 2014, the ECB will become our main prudential supervisor, and there is uncertainty whether and to what extent this will result in a change to our regulatory environment.

In preparation for direct supervision, the ECB is conducting a comprehensive assessment of a sample of EU banks covering at least 50 % of the national banking sector in each EU member state, including Deutsche Bank. The comprehensive assessment, which is expected to be completed by November 2014, consists of (i) a supervisory risk assessment addressing key risks in the banks’ balance sheets, including liquidity, leverage and funding, (ii) an asset quality review examining the asset side of the banks’ balance sheets as of December 31, 2013, and (iii) a stress test, which is meant to complement the asset quality review. The stress test will assess the resilience of a sample of eurozone banks, including us, under a common baseline and an adverse macro-economic scenario. The scenarios will cover the period from 2014 through 2016 and be based upon consolidated year-end 2013 figures. The capital thresholds for the baseline scenario will be 8 % of Common Equity Tier 1 capital and for the adverse scenario 5.5 % of Common Equity Tier 1 capital. Depending on the outcome of the assessment, higher provisions or additional capital requirements may be imposed on us.

In addition, the regulators having jurisdiction over us, including the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and, in the future, the ECB, have discretion to impose capital deductions on financial institutions for operational risks that are not otherwise recognized in risk-weighted assets or other surcharges depending on the individual situation of the bank. Furthermore, any prospective changes in accounting standards, such as those imposing stricter or more extensive requirements to carry assets at fair value, could also have uncertain impacts on our capital needs.

Regulatory and legislative changes will require us to maintain increased capital and may significantly affect our business model and the competitive environment. Any perceptions in the market that we may be unable to meet our capital requirements with an adequate buffer, or that we should maintain capital in excess of the requirements, could intensify the effect of these factors on our business and results.

In December 2010, the Basel Committee on Banking Supervision published a set of comprehensive changes to the capital adequacy framework, known as Basel 3, which have been implemented into European Union law by a legislative package referred to as “CRD 4”. CRD 4 became effective on January 1, 2014, with some provisions being gradually phased in through 2019. CRD 4 contains, among other things, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers (which will increase from year to year) as well as tightened liquidity standards and the introduction of a non-risk based leverage ratio. We expect to be subject to additional capital buffers, including as a result of being designated a globally systemically important financial institution, or “SIFI”.

In addition, in July 2013, U.S. federal bank regulators issued final rules implementing many elements of the Basel 3 framework and other U.S. capital reforms.

We may not have sufficient capital to meet these increasing regulatory requirements. This could occur due to regulatory and other changes, such as the gradual phase out as qualifying Additional Tier 1 (or AT1) capital of our hybrid capital instruments, and due to any substantial losses we were to incur, which would reduce our retained earnings, a component of Common Equity Tier 1 capital (which has replaced Core Tier 1 capital now

Deutsche Bank	Item 3: Key Information	16
Annual Report 2013 on Form 20-F

that CRD 4 has become effective), or due to a combination of these factors. In addition, we may be unable to issue Additional Tier 1 capital instruments through the capital markets to replace our hybrid capital instruments as they are being gradually phased out. As a result, our future leverage ratio under CRR/CRD 4 may be substantially lower than the adjusted pro forma CRR/CRD 4 leverage ratio we have published. This ratio reflects, as of December 31, 2013, the € 11.3 billion of hybrid capital securities that continued to qualify under the CRR/CRD 4 phase-in rules as of that date but that will be phased out of our regulatory capital.

If we are unable to build up capital buffers as required by CRD 4, we may become subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. In addition, any requirement to increase capital ratios could lead us to adopt a strategy focusing on capital preservation and creation over revenue generation and profit growth, in particular involving the reduction in higher margin risk-weighted assets. If we are unable to increase our capital ratios to the regulatory minimum in such a case or by raising new capital through the capital markets, through the reduction of risk-weighted assets or through other means, then we may be required to activate our group recovery plan. If these actions or other private or supervisory actions do not restore capital buffers required by CRD 4, and we are at risk to become insolvent (which risk will be presumed if our capital and liquidity buffers fall below a certain level), the BaFin may resolve or restructure Deutsche Bank using the powers under the 2010 German Restructuring Act and other laws. This would involve a significant restructuring of the bank, to preserve the continuity of critical economic functions, including the transfer of certain business activities to a bridge bank and the liquidation of the remaining assets or a forced capital injection. This could lead to significant dilution of our shareholders, and regulators would likely impose additional operational and other limitations or obligations on our business as a result of entering resolution or restructuring.

A recently adopted rule in the United States will also subject our U.S. operations to additional and more stringent risk-based and leverage capital requirements, liquidity requirements, and other prudential requirements. On February 18, 2014, the U.S. Federal Reserve Board adopted a rule that will impose enhanced prudential standards on our U.S. operations. The rule will also require us to organize virtually all of our U.S. subsidiaries under a top-tier U.S. intermediate holding company that will be subject to U.S. capital requirements (including many elements of the Basel 3 framework as implemented by rules issued by U.S. federal banking regulators in July 2013), capital stress testing, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of a similar size. The rule requirements generally take effect in July 2016. Existing bank holding company subsidiaries of foreign banking organizations, such as Deutsche Bank Trust Corporation, will be subject to certain enhanced prudential standards beginning in January 2015 until an intermediate holding company subject to enhanced prudential standards is formed or designated. Deutsche Bank Trust Corporation will become subject to capital plan and stress testing requirements on June 30, 2014. These various requirements could require us to reduce assets held in the United States, inject capital into or otherwise change the structure of our U.S. operations. To the extent that we are required to reduce operations in the United States or deploy capital in the United States that could be deployed more profitably elsewhere, the rule could have an adverse effect on our business, financial condition and results of operations. In addition, the U.S. Federal Reserve Board and other U.S. regulators issued for public comment in October 2013 a proposed rule that would introduce a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The comment period for this rule closed on January 31, 2014. The proposed liquidity coverage ratio is broadly consistent with the Basel Committee’s revised Basel 3 liquidity rules, but is more stringent in several important respects. The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the Basel 3 liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large foreign banking organizations.

Any increased capital requirements, including those described above, could have adverse effects on our business, financial condition and results of operations, as well as on perceptions in the market of our stability, particularly if any such proposal becomes effective and results in our having to raise capital at a time when financial markets are distressed. If these regulatory requirements must be implemented more quickly than currently foreseen, we may decide that the quickest and most reliable path to compliance is to reduce the level of assets on our balance sheet, dispose of divisions or separate out certain activities or reduce or close down

Deutsche Bank	Item 3: Key Information	17
Annual Report 2013 on Form 20-F

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

New rules in the United States, recent legislation in Germany and proposals in the European Union regarding the prohibition of proprietary trading or its separation from the deposit-taking business may materially affect our business model.

On December 10, 2013, U.S. regulators released the final version of the rules implementing the “Volcker Rule”, a regulatory provision required by the Dodd-Frank Act of 2010. The final rules prohibit U.S. insured depository institutions and companies affiliated with U.S. insured depository institutions (such as us) from engaging in short-term proprietary trading of certain securities, derivatives, commodity futures and options on these instruments, for their own account. The final rules also impose limits on investments in, and other relationships with, hedge funds or private equity funds. The Federal Reserve Board extended the end of the conformance period for the Volcker Rule until July 21, 2015, by which time financial institutions subject to the rule must have brought their activities and investments into compliance. During the conformance period, we will analyze the final rule, assess how it will affect our businesses and devise an appropriate compliance strategy.

In addition, the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups, referred to as the “Separation Act”, was promulgated in August 2013. The Separation Act regulates the activities of banks that take deposits or other repayable funds from the public and lend them for their own account (referred to as “CRR Banks”). CRR Banks will be required to transfer certain activities deemed to be high risk to a financial trading institution, which may be established within the same banking group, if certain independence requirements are met. We will be required to determine the scope of activities to be separated by July 1, 2015 in conjunction with the competent authority, and will be required to implement separation by July 1, 2016. Such separation may result in higher financing costs for the separated activities that could adversely affect our business, financial condition and results of operations. Moreover, it is yet unclear which business operations would be required to be separated. The BaFin has been granted broad discretion in this respect.

On January 29, 2014, the European Commission published a draft Regulation on Structural Measures Improving the Resilience of EU Banks and Transparency of the Financial Sector, referred to as the “Proposed Regulation”, which, if enacted as proposed, would prohibit certain large banks from engaging in proprietary trading in financial instruments and commodities and investing in hedge funds or other entities that engage in proprietary trading, for the sole purpose of making a profit for its own account. The Proposed Regulation would also grant supervisors broad powers to require these banks to separate certain activities deemed to be high risk from other businesses, such as deposit-taking and lending. The Proposed Regulation is currently being discussed at the European level and might overrule certain requirements set out in the Separation Act at the national level.

The Volcker Rule, the Separation Act and the Proposed Regulation may have significant implications for the future structure and strategy of our Group, and may increase our Group’s funding costs. This could adversely affect our business, financial condition and results of operations.

Deutsche Bank	Item 3: Key Information	18
Annual Report 2013 on Form 20-F

Proposed European legislation and existing German legislation regarding the recovery and resolution of banks and investment firms may result in regulatory consequences that could limit our business operations and lead to higher refinancing costs.

The Separation Act contains, in addition to the rules relating to the separation of trading activities, rules on the preparation of recovery and resolution plans for banks, such as us, that are deemed systemically important to the German economy. The Separation Act in particular grants additional powers to the BaFin to eliminate impediments to a bank’s resolution. The BaFin’s exercise of these powers could affect our business activities or our legal or operational structure. The Separation Act preempts in part the implementation into German law of the European directive establishing a framework for the recovery and resolution of credit institutions and investment firms, referred to as the RRD, on a draft of which the Council of the European Union and the European Parliament agreed on December 20, 2013. The RRD, in addition to the rules and requirements set forth in the Separation Act, provides for the power of the resolution authority to write down certain eligible unsecured liabilities, or to convert such liabilities into equity, commonly referred to as “bail-in”. In order to facilitate these bail-in powers, which are expected to become effective under the RRD from January 1, 2016 onwards, banks may be required to include in their eligible liabilities issued outside the EU conditions that recognize the powers to write down or convert debt. The bail-in powers and such conditions could result in increased refinancing costs. This could adversely affect our business, financial condition and results of operations.

Other regulatory reforms adopted or proposed in the wake of the financial crisis – for example, extensive new regulations governing our derivatives activities, bank levies or a possible financial transaction tax – may materially increase our operating costs and negatively impact our business model.

On August 16, 2012, the EU Regulation on OTC derivatives, central counterparties and trade repositories, referred to as EMIR, entered into force. While a number of the compliance requirements introduced by EMIR already apply, the European Securities and Markets Authority is still in the process of finalizing several of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Although some of the particular effects brought about by EMIR may not yet be foreseeable, many of its elements may lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). The proposed Markets in Financial Instruments Directive (which will comprise a regulation (MiFIR) and a directive (MiFID)) which was provisionally agreed in January 2014 will also, when enacted, introduce a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardised. We will also be impacted by the BCBS-IOSCO final minimum standards for margin requirements for non-centrally cleared derivatives, for which enabling legislation exists in the EU (EMIR) but where much of the impact depends on how these requirements are implemented in detailed rule-making. These will not be fully phased in until 2019.

In the United States, the Dodd-Frank Act of 2010 has numerous provisions that may affect our operations. Under the Dodd-Frank Act, we and certain of our affiliates and subsidiaries registered as swap dealers and became subject to extensive oversight by the U.S. Commodity Futures Trading Commission. Regulation of swap dealers by the U.S. Commodity Futures Trading Commission imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution and other regulatory requirements on us. It also requires us to apply U.S. rules in some circumstances to transactions conducted outside of the United States. Although the coverage of EMIR and the Dodd Frank Act is in many ways similar, certain swaps may be subject to both regulatory regimes to a significant extent. The new requirements under the Dodd-Frank Act may adversely affect our derivatives business and make us less competitive, especially as compared to competitors not subject to such regulation. Although many significant regulations applicable to swap dealers are already in effect, we are unable at this time to determine the full impact of these requirements because some of the most important rules, such as margin requirements, have not yet been implemented.

Deutsche Bank	Item 3: Key Information	19
Annual Report 2013 on Form 20-F

In addition, CRD 4 provides for executive compensation reforms including caps on bonuses that may be awarded to “risk takers” as defined in CRD 4. The compensation reforms of CRD 4 could put us at a disadvantage to our competitors in attracting and retaining talented employees, especially compared to those outside the European Union that are not subject to these caps.

Bank levies also have been introduced in some countries including Germany and the United Kingdom and are still under discussion in a number of other countries. We accrued € 247 million for the German and U.K. bank levies in 2011, € 213 million in 2012, and € 197 million in 2013, primarily recognized in Consolidation & Adjustments. Furthermore, the European Union contemplates the introduction of a bank-funded European resolution fund, which will likely replace national resolution funds such as the German restructuring fund. There may also be changes to the German deposit guarantee scheme to introduce new annual contributions. The impact of these future levies cannot currently be quantified and they may have a material adverse effect on our business, results of operations and financial condition in future periods.

Separately, on January 22, 2013, the Council of the European Union adopted a decision authorizing eleven member states (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) to proceed with the introduction of a financial transaction tax under the European Union’s “enhanced cooperation procedure”. The European Commission adopted a draft directive for the implementation of the financial transaction tax on February 14, 2013. In order to be implemented, all participating member states have to agree the directive unanimously. While we expect progress towards agreement during 2014, the final scope, design and entry into force of the financial transaction tax are very uncertain. Depending on the final details, the proposed financial transaction tax could have a materially negative effect on our profits and business. National financial transaction taxes have already been proposed or implemented in a number of European jurisdictions, including France and Italy, and these taxes may result in compliance costs as well as market consequences which may affect our revenues.

Adverse market conditions, historically low prices, volatility and cautious investor sentiment have affected and may in the future materially and adversely affect our revenues and profits, particularly in our investment banking, brokerage and other commission- and fee-based businesses. As a result, we have in the past incurred and may in the future incur significant losses from our trading and investment activities.

As a global investment bank, we have significant exposure to the financial markets and are more at risk from adverse developments in the financial markets than are institutions engaged predominantly in traditional banking activities. Sustained market declines have in the past caused and can in the future cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode or cause us to show material losses. Volatility can also adversely affect us, by causing the value of financial assets we hold to decline or the expense of hedging our risks to rise. Reduced customer activity can also lead to lower revenues in our “flow” business.

Specifically, our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values. In addition, periods of market decline and uncertainty tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. In late 2013 and at other times in the past, decreased client appetite for risk has led to lower results in our Corporate Banking & Securities Corporate Division. Our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

Deutsche Bank	Item 3: Key Information	20
Annual Report 2013 on Form 20-F

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

In addition, the revenues and profits we derive from many of our trading and investment positions and our transactions in connection with them can be directly and negatively impacted by market prices, which have been volatile in recent years. In each of the product and business lines in which we enter into these trading and investment positions, part of our business entails making assessments about the financial markets and trends in them. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions of our Corporate Banking & Securities Corporate Division and our Non-Core Operations Unit are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, the assessments we have made may prove to lead to lower revenues or profits, or may lead to losses, on the related transactions and positions. In addition, we commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility. Such losses may especially occur on assets we hold for which there are not very liquid markets initially. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that we calculate using models other than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate. We can also be adversely affected if general perceptions of risk cause uncertain investors to remain on the sidelines of the market, curtailing their activity and in turn reducing the levels of activity in those of our businesses dependent on transaction flow.

In order to address concerns about recent market and regulatory developments in addition to greatly increased costs of risk, we announced our Strategy 2015+. If we are unable to implement our new strategy successfully, we may be unable to achieve our financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected.

In mid-2012, we conducted a strategic review of our business focused on adapting it to the current difficult economic and regulatory environment. As a result of this review, in September 2012, we published our strategic and financial aspirations for 2015 in our Strategy 2015+. As part of this, we announced financial objectives for the Group and our operating businesses for 2015, which were based on a number of key assumptions regarding economic, business and regulatory conditions. To support these aspirations, we launched a number of strategic initiatives, including the creation of an integrated Deutsche Asset & Wealth Management division that includes former Corporate Banking & Securities businesses such as exchange-traded funds (ETFs), the launch of an Operational Excellence (OpEx) Programm aimed at achieving major reductions in costs, duplication and complexity in the years ahead, and the creation of a Non-Core Operations Unit, the purpose of which is to accelerate de-risking through coordinating activities across Deutsche Bank to dispose of non-core assets.

Deutsche Bank	Item 3: Key Information	21
Annual Report 2013 on Form 20-F

If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the € 4.0 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including the reignition of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions, regulatory changes that increase our costs (i.e., CRD 4-induced changes to compensation) or restrict our activities and increased investment required to be competitive.

Our non-traditional credit businesses materially add to our traditional banking credit risks.

As a bank and provider of financial services, we are exposed to the risk that third parties who owe us money, securities or other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of deposit-taking and lending also expose us to credit risk.

In particular, much of the business we conduct through our Corporate Banking & Securities Corporate Division and our Non-Core Operations Unit entails credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit through other arrangements. Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons.

Many of our derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that we deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we do not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause us to forfeit the payments otherwise due to us or result in settlement delays, which could damage our reputation and ability to transact future business, as well as increased costs to us. Recently enacted legislation in the European Union (EMIR) and the U.S. (the Dodd-Frank Act) has introduced requirements for the standardization, margining, central clearing and transaction reporting of certain over-the-counter derivatives. While such requirements are aimed at reducing the risk posed to counterparties and the financial system by such derivatives, they may reduce the volume and profitability of the transactions in which we engage, and compliance with such provisions may impose substantial costs on us.

The exceptionally difficult market conditions experienced since the global financial crisis erupted severely adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and may do so in the future.

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

Deutsche Bank	Item 3: Key Information	22
Annual Report 2013 on Form 20-F

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

We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, the risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. During the financial crisis, the financial markets experienced unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In this volatile market environment, our risk management tools and metrics failed to predict some of the losses we experienced, particularly in 2008, and may in the future fail to predict important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks especially in light of the European sovereign debt crisis, many of the outcomes of which are currently unforeseeable. Our losses thus have been and may continue to be significantly greater than the historical measures indicate.

In addition, our more qualitative approach to managing those risks not taken into account by our quantitative methods could also prove insufficient, exposing us to material unanticipated losses. Also, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our revenues and profits. See “Management Report: Risk Report” beginning on page 55 of the Financial Report for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks.

We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate.

The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, counterparties and others have sought to subject financial services providers to increasing responsibilities and liabilities. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis. As a result, we may further be subject to an increasing incidence or amount of liability or regulatory sanctions and may further be required to make greater expenditures and devote additional resources to address potential liability.

Deutsche Bank	Item 3: Key Information	23
Annual Report 2013 on Form 20-F

Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings and investigations in jurisdictions around the world. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made for such risks. See “Item 8: Financial Information – Legal Proceedings” and Note 29 “Provisions” to our consolidated financial statements for information on our legal, regulatory and arbitration proceedings.

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

We have received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. We are cooperating with these investigations.

The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for the Bank.

On December 4, 2013, Deutsche Bank announced that it had reached a settlement with the European Commission as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. We remain exposed to civil litigation and further regulatory action relating to these benchmarks.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York and in other federal district courts against us and numerous other banks. All but two of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR.

Regulators are also investigating numerous financial institutions in addition to us, and as details of these investigations and their findings have become public, the reported actions of some financial institutions have attracted substantial attention in the media and the markets, leading to further reputational risk for institutions like us that are currently subject to similar inquiries. In the period from mid-2012 to early 2014, four financial institutions entered into settlements with the U.K. Financial Conduct Authority (formerly the Financial Services Authority), U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, two financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

Deutsche Bank	Item 3: Key Information	24
Annual Report 2013 on Form 20-F

Because many of the various investigations and civil actions are still in their early stages, we cannot predict the effect on us of the interbank offered rates matters, which could include fines levied by government bodies, damages from private litigation for which we may be liable and regulatory consequences. This uncertainty is further exacerbated by several factors outside of our control, such as the high profile of these matters and the contours of other financial institutions’ settlement negotiations. In addition, regulatory and law enforcement authorities may make assessments about the conduct of institutions in the industry as a whole and impose additional regulatory or supervisory burdens on us. Any fines, damages or regulatory consequences may have a material adverse effect, beyond provisions taken, on our results of operations, financial condition or reputation.

We have been subject to contractual claims and litigation in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S. $ 84 billion of loans into private label securitizations and U.S. $ 71 billion through whole loan sales. We have been, and in the future may be, presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. As of December 31, 2013, we have approximately U.S. $ 5.0 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). Against these outstanding demands, we have established provisions of U.S. $ 475 million (€ 345 million) as of December 31, 2013. As with provisions generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. There are other potential mortgage repurchase demands that we anticipate may be made, but we cannot reliably estimate their timing or amount. As of December 31, 2013, we have completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S. $ 4.4 billion. In connection with those repurchases, agreements and settlements, we have obtained releases for potential claims on approximately U.S. $ 64.5 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S. $ 105 billion of U.S. residential mortgage-backed securities (referred to as “RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 29 “Provisions” to our consolidated financial statements, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. We have a number of pending lawsuits against us or our affiliates as issuer and/or underwriter of RMBS. Such pending RMBS litigations are in various stages up through discovery and we continue to defend these actions vigorously. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.

Operational risks may disrupt our businesses.

We face operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. An example of this risk concerns our derivative contracts, which are not always confirmed with the counterparties on a timely basis. For so long as the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract. The European sovereign debt crisis and the global financial crisis, in which the risk of counterparty default has increased, have increased the possibility that this operational risk materializes.

Deutsche Bank	Item 3: Key Information	25
Annual Report 2013 on Form 20-F

In addition, our businesses are highly dependent on our ability to process manually or through our systems a large number of transactions on a daily basis, across numerous and diverse markets in many currencies, and certain transactions we process are complex. Consequently, we rely heavily on our financial, accounting and other data processing systems that include manual processing components. If any of these processes or systems do not operate properly, or are disabled, or subject to intentional or inadvertent human error, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

We in particular face the risk of loss events due to the instability, malfunction or outage of our IT system and IT infrastructure. Such losses could materially affect our ability to perform business processes and may, for example, arise from the erroneous or delayed execution of processes as either a result of system outages or degraded services in systems and IT applications. A delay in processing a transaction, for example, could result in an operational loss if market conditions worsen during the period after the error. IT-related errors may also result in the mishandling of confidential information, damage to our computer systems, financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory or litigation exposure.

We operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption in the infrastructure that supports our business in that location, whether as a result of, for example, events that affect our third party vendors or the communities in which we operate. Such disruptions could affect public infrastructure in these locations. Any number of events could cause such a disruption, including deliberate acts such as sabotage, terrorist activities, bomb threats, strikes, riots and assaults on our staff; natural calamities such as hurricanes, snow storms, floods, disease pandemic and earthquakes; or other unforeseen incidents such as accidents, fires, explosions, utility outages, and political unrest. Any such disruption could have a material adverse effect on our business and financial position.

Our businesses are also exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, litigation and serious reputational or financial harm. Such misconduct may include in the future the theft of proprietary information, including proprietary software. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter or prevent employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

Third parties with which we do business could also be sources of operational risk, including with respect to breakdowns or failures of the systems or misconduct by the employees of such parties. Many of the risks described above apply equally when we rely on outside suppliers or vendors to provide services to us or our customers.

Our operational systems are subject to an increasing risk of cyber attacks and other internet crime, which could result in material losses of client or customer information, damage our reputation and lead to regulatory penalties and financial losses.

Among the operational risks we face is the risk of breaches of the security of our computer systems due to unauthorized access to networks or resources, the introduction of computer viruses or malware, or other forms of cyber attack or internet crime. Such breaches could threaten the confidentiality of our clients’ data and the integrity of our systems. We devote significant resources toward the protection of our computer systems against such breaches. To address the evolving cyber threat risk, we are currently expending significant additional resources to modify and enhance our protective measures and to investigate and remediate any information security vulnerabilities. Nevertheless, a residual risk remains that such measures may not be effective against all threats. Given our global footprint and the volume of transactions we process, certain errors or actions may be repeated or compounded before they are discovered and rectified.

Deutsche Bank	Item 3: Key Information	26
Annual Report 2013 on Form 20-F

We and other financial institutions have experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or customer information or damaging or interfering with company data, resources or business activities. Although we have to date not experienced any material loss of data from these attacks, it is possible, given the use of new technologies and increasing reliance on the Internet and the varying nature and evolving sophistication of such attacks, that we may not be able to effectively anticipate and prevent all such attacks. A successful attack could have a significant negative impact on us, including as a result of disclosure or misappropriation of confidential information, damage to computer systems, financial losses, additional costs to us (such as for investigation and reestablishing services), reputational damage, customer dissatisfaction and potential regulatory or litigation exposure.

The size of our clearing operations exposes us to a heightened risk of material losses should these operations fail to function properly.

We have large clearing and settlement businesses and an increasingly complex and interconnected IT landscape. These give rise to the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us. In such a case, we might suffer harm to our reputation even if no material amounts of money are lost. This could cause customers to take their business elsewhere, which could materially harm our revenues and profits.

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

Deutsche Bank	Item 3: Key Information	27
Annual Report 2013 on Form 20-F

We may have difficulties selling non-core assets at favorable prices or at all and may experience material losses from these assets and other investments irrespective of market developments.

We may seek to sell certain non-core assets, including those of our Non-Core Operations Unit. Such sales may be made as part of our strategy to meet or exceed the new capital requirements by reducing risk-weighted assets and thereby improving our capital ratios. This strategy may prove difficult in the current market environment as many of our competitors are also seeking to dispose of assets to improve their capital ratios. Unfavorable business or market conditions may make it difficult for us to sell such assets at favorable prices, or may preclude such a sale altogether. If the measures announced in response to the European sovereign debt crisis prove inadequate to calm market concern or if the European debt crisis otherwise reignites, we may experience difficulty in obtaining funding in a manner permitting us to conduct our business without needing to dispose of significant volumes of assets.

In addition, we have made significant investments in individual companies and have other assets that are not part of our core business such as our stakes in The Cosmopolitan of Las Vegas and Maher Terminals. Losses and risks from those assets and at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, potentially impacting our financial statements or earnings, even where general market conditions are favorable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures. Any potential write-down for any such investment could further negatively affect our business.

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

We engage or have engaged in a limited amount of business with counterparties, including government owned or controlled counterparties, in certain countries which the U.S. State Department has designated as state sponsors of terrorism, including Iran and Cuba (referred to as “Sanctioned Countries”), or with persons targeted by U.S. economic sanctions (referred to as “Sanctioned Persons”). U.S. law generally prohibits U.S. persons or persons acting within U.S. jurisdiction from doing business with Sanctioned Countries or Sanctioned Persons. In addition, U.S. regulations may extend to activities in other geographic areas and by non-U.S. persons depending on the circumstances. Our U.S. subsidiaries, branch offices, and employees are and our non-U.S. subsidiaries, branch offices, and employees may become subject to those prohibitions and other regulations. We are a German bank and our activities with respect to Sanctioned Countries and Sanctioned Persons have been subject to policies and procedures designed to avoid the involvement of persons within U.S. jurisdiction in any managerial or operational role and to ensure compliance with United Nations, European Union and German embargoes; in reflection of legal developments in the last years, we further developed our

Deutsche Bank	Item 3: Key Information	28
Annual Report 2013 on Form 20-F

policies and procedures with the aim of ensuring compliance with regulatory requirements extending to other geographic areas regardless of jurisdiction. However, should our policies prove to have been ineffective, we may be subject to regulatory action that could materially and adversely affect our business. In 2007 and before, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business to the extent legally possible and limit our business with counterparties in Cuba.

We have received requests for information from regulatory agencies concerning our historical processing of U.S.-Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. We are cooperating with the regulatory agencies. While we cannot with any degree of certainty predict the effect these matters will have on us, they have the potential to result in the imposition of significant financial penalties or have other adverse consequences for us.

We had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. Our remaining business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with the outstandings to Iranian borrowers representing substantially less than 0.01 % of our total assets as of December 31, 2013 and the revenues from all such activities representing less than 0.02 % of our total revenues for the year ended December 31, 2013.

In recent years, the United States has taken steps, including the passage of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act of 2012, and additional Executive Orders, to further deter foreign companies from dealing with Iran, including by providing for possible sanctions against companies that provide services in support of certain Iranian activity in (among others) the energy, shipping or military sectors or with certain Iranian counterparties. These indirect, or “secondary”, U.S. economic sanctions also target foreign financial institutions that, among other things, facilitate significant transactions with, or provide significant financial services to a wide range of Iranian entities, persons, and financial institutions. We do not believe we have engaged in activities sanctionable under these statutes, but the U.S. authorities have considerable discretion in applying the statutes and any imposition of sanctions against us could be material. It is also possible that direct and secondary sanctions imposed by the U.S. and other jurisdictions could be expanded in the future. Proposals for expanded sanctions have been introduced in Congress and elsewhere in recent months.

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

We are also engaged in a limited amount of business with counterparties domiciled in Cuba, which is not subject to any United Nations, European Union or German embargo. The business consists of a limited number of non-confirmed letters of credit and of structured export finance transactions and represented substantially less than 0.01 % of our assets as of December 31, 2013. The transactions served to finance commercial products like tools for the sugar industry, and electricity supply, pharmaceutical products and sanitary goods.

Deutsche Bank	Item 4: Information on the Company	29
Annual Report 2013 on Form 20-F

We are aware, through press reports and other means, of initiatives by governmental and non-governmental entities in the United States and elsewhere to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Sanctioned Countries, particularly Iran. Such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with such countries. Such a result could have significant adverse effects on our business or the price of our securities.

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

For information on significant capital expenditures and divestitures, please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Significant Capital Expenditures and Divestitures” on page 16 of the Financial Report.

Business Overview

Our Organization

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Our Organization” on page 9 of the Financial Report. For information on net revenues by geographic area and by corporate division please see Note 4 “Business Segments and Related Information: Entity-Wide Disclosures” on page 325 of the Financial Report and “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” on pages 26 through 39 of the Financial Report.

Management Structure

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Management Structure” on page 9 to 10 of the Financial Report.

Our Business Strategy

Strategy 2015+, which we launched in September 2012, sets out how we plan to address near-term challenges in a changed business environment. It also positions us to seize opportunities presented by longer-term global trends and achieve our vision to become the leading client-centric global universal bank.

Deutsche Bank	Item 4: Information on the Company	30
Annual Report 2013 on Form 20-F

With Strategy 2015+, Deutsche Bank is reinforcing its commitment to the universal banking model, to its home market, Germany, and to its global presence. The strategy emphasizes the need to become more client-centric, enhance efficiency and business performance, strengthen our capital position and change our culture. Five levers are key to Deutsche Bank’s delivery on Strategy 2015+:

—

Clients. Deutsche Bank serves a clearly defined portfolio of clients and regions based on our ability to generate value for them. We have placed a strategic emphasis on growth in our home market, Germany, in Asia Pacific and in the Americas. Since the launch of Strategy 2015+, we have aligned our organization more closely to our clients. For instance, we created a dedicated platform for Germany’s “Mittelstand”, intensified local coverage across regions and strengthened cross-divisional collaboration.

—

Competencies. Our strategy is also based on the strengths of our businesses. We believe that our four core corporate divisions – Corporate Banking & Securities, Global Transaction Banking, Deutsche Asset & Wealth Management and Private & Business Clients – are well positioned to balance our earnings mix, as planned, and to satisfy the increasingly complex and global client needs.

—

Capital. Deutsche Bank is committed to further strengthening capital and leverage ratios. To achieve this, we are implementing a series of measures to reinforce our capital position and reduce our risk-weighted assets and leverage exposure. Under full application of Basel 3 rules, we aim to achieve a Common Equity Tier 1 (CET 1) ratio of more than 10 % by the first quarter of 2015. Our CET 1 ratio improved from below 6 % in June 2012 to 9.7 % at the end of December 2013, and we are thus already well within reach of our 2015 target. During the same period, we also significantly reduced our balance sheet. Our Non-Core Operations Unit, which manages our reduction of assets from non-core business activities, made a significant contribution to this de-risking.

—

Costs. We aim to secure Deutsche Bank’s long-term competitiveness by building a world-class platform through our Operational Excellence (OpEx) Programm: increasing quality, strengthening flexibility, reinforcing controls and embedding a culture of cost efficiency. Through investments of approximately € 4 billion, we intend to achieve annual cost savings of € 4.5 billion by 2015. By the end of 2013, we had already delivered cumulative savings of € 2.1 billion. We believe that we are saving money by becoming more efficient, buying smarter, upgrading our technology, streamlining our businesses and increasing the resiliency of our platform.

—

Culture. Deutsche Bank recognizes the need for cultural change in the banking sector and aspires to be at the forefront of change. We are committed to a culture that aligns risks and rewards, attracts and develops talented individuals, fosters teamwork and partnership, and is sensitive to the society in which we operate. In 2013, we laid the foundations for cultural change. We defined new values and beliefs, strengthened our governance and control mechanisms, reformed our compensation model and established a program for sustainable change.

In summary, Strategy 2015+ seeks to strengthen our global platform and home market position, further leverage the integrated performance of our universal banking model, build capital strength, achieve operational excellence and cost efficiency, and place Deutsche Bank at the forefront of cultural change in the banking industry. We believe that Strategy 2015+ is the right course and our aim is for Deutsche Bank to emerge as one of only a handful of strong global universal banks – well positioned to capture future opportunities.

Strategy in CB&S

CB&S’ post-crisis recalibration to a strongly client-focused business model is aimed to give us a strong position within the current market and competitive landscape. In 2013, we continued to reduce balance sheet, costs and headcount – significantly increasing the efficiency of our platform. As part of the ongoing refinement of our business model, in response to the changing environment, we plan to evaluate our business portfolio and adapt it to reflect current market opportunities and to meet the needs of our clients. In that context, at the end of 2013, we announced our intention to significantly reduce the size of our commodities business.

Deutsche Bank	Item 4: Information on the Company	31
Annual Report 2013 on Form 20-F

In Markets, our diversified client-focused business model and Top-3 client market shares across most products and regions (based on latest available Euromoney and Greenwich Associates rankings and surveys) result in what we view as a competitive advantage in a challenging environment. In our integrated fixed income and currencies (FIC) franchise, we plan to maintain our market-leading FX business and address specific gaps in our U.S. business, while continuing to increase our electronic trading capabilities to achieve further efficiencies of scale and better serve our clients. In Equities, we remain committed to improve the efficiency of our platform.

In Corporate Finance we were ranked number 6 globally in 2013 and achieved our highest market share to date (based on Dealogic’s data). We believe that a strong focus on profitability drove the realization of significant productivity improvements across the business. We plan to continue to focus on deepening relationships with our most profitable clients and increasing the efficiency of our lending portfolio. We aim to maintain our leading position in Europe, preserve our share in the U.S. and retain our strong Asian franchise (based on Dealogic’s data).

Strategy in GTB

GTB provides Cash Management, Trade Finance and Trust & Securities Services, and delivers a full range of commercial banking products and services for both corporates and financial institutions worldwide.

In 2013, the overall economic environment for GTB remained challenging and was characterized by a low interest rate environment and the continued trend towards margin erosion. Despite these headwinds, we followed our strategy to focus on clearly defined target clients, products and geographies and grew our business volumes, and increased the profitability of our division compared to 2012.

Across all our major businesses, we aim to build on our progress in 2013 regarding key strategic priorities and to proceed executing against these priorities. Accordingly, in 2014 we aspire to continue to acquire new clients, generate additional business with existing clients, leverage existing platforms and resources to optimize our global footprint, expand into new currencies and client segments and develop new products. We also seek to further intensify the collaboration with CB&S, PBC and DeAWM to drive additional synergies. Moreover, we intend to keep investing in solutions, platforms and operational excellence, while at the same time maintaining a strict cost, risk and capital discipline.

Our ongoing efforts are reflected by a variety of awards we received across businesses and regions in 2013, including “Global Bank of the Year for Cash Management” by Treasury Management International, “Most Innovative Transaction Bank from Europe” by The Banker, “No. 1 Cash Manager in Germany and Western Europe for Nonfinancial Institutions” and “No. 1 Euro and U.S. Dollar Institutional Cash Management Provider in Europe and North America” by Euromoney.

Strategy in DeAWM

DeAWM comprises our integrated Asset Management and Wealth Management businesses. Serving individual, institutional and intermediary clients worldwide, DeAWM offers traditional and alternative investments across all major asset classes. It also provides investment solutions, wealth management and private banking services.

In 2013 we made progress implementing DeAWM’s strategy: client focus, integration, efficiency, innovation and performance. We unified our global client coverage by forming integrated client service teams that provide single-point access to the global capabilities of DeAWM and Deutsche Bank. In addition to significant investments in our Wealth Management technology platform, we agreed to implement a comprehensive technology solution for our Asset Management investment platform, leveraging BlackRock’s Aladdin system. This IT investment is intended to further integrate our investment capabilities and to enhance our processes, while reducing complexity and cost. Finally, we brought to market a variety of investment solutions specifically tailored to our clients’ needs by leveraging Deutsche Bank’s unique intellectual capital and global capabilities. In 2013, we have improved financial performance across DeAWM as well as received industry recognition through awards for innovation and market leadership.

Deutsche Bank	Item 4: Information on the Company	32
Annual Report 2013 on Form 20-F

Looking ahead, we intend for DeAWM to further leverage our combined capabilities in order to deliver investment performance for clients and business results and growth for Deutsche Bank.

In Asset Management, we plan to continue aligning our platform and offerings with client needs to deliver differentiated investment products and customized solutions performance across products and solutions, including passive/ETF strategies and liquid alternatives and real assets. We plan to leverage our market-leading positions in institutional and retail asset management to offer clients customized solutions leveraging DeAWM and broader Deutsche Bank capabilities.

In Wealth Management, we plan to continue building on strength in our domestic market Germany, as well as leveraging our differentiated regional offerings and global access in APAC and the Americas. Through cooperation with CB&S, as appropriate, we plan to further expand our strategy serving the specific needs of ultra-high-net-worth (UHNW) clients worldwide.

Strategy in PBC

PBC pursues a strategy of complementing home market leadership with a profitable presence in Europe, growth opportunities in Asia and efficiency benefits from a joint services and IT platform. In its home market Germany PBC has strengthened its footprint with the launch of Private & Commercial Banking and further progress on the Postbank integration. Despite challenges brought on by the European debt crisis, PBC’s international franchise has remained profitable. We opened branches in selected areas in Europe while benefiting from our stake in Hua Xia Bank in China. PBC significantly contributes to Deutsche Bank Group’s funding base and to addressing Deutsche Bank Group’s regulatory constraints.

We aim at further strengthening our German home market leadership through leveraging our Private & Commercial Banking as well as Postbank’s consumer banking businesses while further extending our well-positioned advisory franchises in our selected international markets. The newly integrated commercial banking business is intended to improve the proximity to our clients and develop new opportunities with small and medium sized business clients, offering them access to Deutsche Bank’s global product expertise thanks to a closer cooperation with GTB and CB&S. Additionally, we plan to strengthen our consumer banking business under the Postbank brand by increasing its focus on core activities, aligning our businesses and achieving cost reductions via implementation of organizational measures. With Magellan, we are building a new joint services and IT platform for PBC, offering services to both the advisory and the consumer banking activities. We believe that this state-of-the-art platform with integrated services, innovative tools and an end-to-end process model will improve PBC’s efficiency and thus contribute to achieving PBC’s growth aspirations.

Strategy in the NCOU

The NCOU was established as Deutsche Bank’s fifth corporate division and consists of two major businesses: Wholesale Assets and Operating Assets. Wholesale Assets mainly includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS-39. Operating Assets contains separate operating entities from the former Corporate Investments division (all of which have been transferred into NCOU), CB&S, DeAWM and PBC, including Postbank.

Our strategy and mandate concentrate on accelerated de-risking and are aligned with the Bank’s overall objectives. The aim is to free up capital, reduce balance sheet size as measured under CRD 4 and protect shareholder value by reducing risks from the above mentioned assets and business activities. This has translated into an emphasis on reducing capital demand to improve Deutsche Bank’s capital ratios without diluting shareholders.

Deutsche Bank	Item 4: Information on the Company	33
Annual Report 2013 on Form 20-F

Our Corporate Divisions

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions” beginning on page 5 of the Financial Report.

The Competitive Environment

Competitor Landscape

Although the intervention by the European Central Bank (generally referred to as the ECB) in financial markets appears to have forestalled further iterations of the euro crisis and somewhat improved the macroeconomic and market environment in the eurozone in 2013, economic growth in Europe remained weak, and many European economies continued to face structural challenges as unemployment and structural debt levels remained high. In the United States, uncertainties concerning the political stalemate over fiscal policy and potential changes to the U.S. Federal Reserve’s program to make large purchases of long-term financial assets to stimulate the U.S. economy (referred to as “quantitative easing”) have repeatedly re-emerged to endanger a still tepid and fragile economic recovery. Emerging markets experienced volatility in 2013 amid concerns that the level of foreign investment inflows would decline substantially as the liquidity-enhancing measures in the United States and Europe are tapered down. Against this background and these uncertainties, we have observed subdued client activity in a number of our businesses, with our credit flow businesses affected in particular by the potential tapering of quantitative easing, even as the ultra-low interest rate environment has also put pressure on our margins in several traditional banking sectors. These challenges have been exacerbated as we continue to face headwinds from the continuing intensification of the regulatory environment as well as a continued high level of litigation and enforcement matters that have given rise to reputational issues and have put further pressure on profitability and returns.

In this environment, the banking industry (including ourselves, in all of our businesses) is experiencing intense competition, and the sector is gradually becoming more concentrated as a result. Strengthening capital levels, improving efficiency and resolving legacy issues are at the top of the strategic agendas of most of our competitors. This has led many of them to recalibrate their business models to be able to generate attractive returns. Several players have announced measures to retrench their businesses, especially in capital markets, which has been highly affected by regulatory change.

We believe that global trends such as the growing economic importance of emerging markets, aging populations in most developed economies and technological advancements, will provide opportunities for future growth. Banks, including Deutsche Bank, are considering these as part of their business strategies and growth plans.

Deutsche Bank’s competitors include other universal banks, commercial banks, savings banks, public sector banks, brokers and dealers, investment banking firms, asset management firms, private banks, investment advisors, payments services providers, and insurance companies. As some technology firms are showing increasing interest in banking services, they are a potential new group of competitors in the future. We compete with some of our competitors globally and with some others on a regional, product, or niche basis. We compete on the basis of a number of factors, including the quality of client relationships, transaction execution, our products and services, innovation, reputation and price.

In our home market, Germany, the retail banking market remains fragmented, and our competitive environment is influenced by the three pillar system of private banks, public banks and cooperative banks. Following some consolidation activity, particularly among public regional commercial banks (“Landesbanken”) and private banks, competitive intensity has increased in past years. Our takeover of Deutsche Postbank AG has also affected the domestic competitive landscape and further increased the concentration of the banking sector.

Deutsche Bank	Item 4: Information on the Company	34
Annual Report 2013 on Form 20-F

Regulatory Reform

Implementation of global regulatory reforms in the wake of the financial crisis is ongoing. Although several major jurisdictions have made significant progress in finalising new legislation and new rules to implement globally agreed reforms, in many instances detailed rules have yet to be finalised, the pipeline of proposals yet to be agreed is still significant and new proposals are emerging with potentially significant impact.

Final legal frameworks

Since last year, several major G20 commitments have been finalised and implemented in law in major jurisdictions while other initiatives are sufficiently advanced to allow them to be factored into our business strategy and operations. The cumulative impact of these reforms will be highly dependent on detailed rules and on the interaction between regimes in different jurisdictions – e.g. the extent to which they impose duplicative or conflicting requirements. Areas with potential for significant impacts and implications for competitiveness include:

—

The Basel 3 framework on capital which has now been implemented in the EU by the CRR/CRD 4 legislative package, consisting of the Capital Requirements Regulation and the Capital Requirements Directive (CRR/CRD 4). Most of the provisions have become effective starting on January 1, 2014. CRR/CRD 4 will affect all parts of our business, including reporting and disclosure; the Basel 3 framework has also been implemented in the U.S. and will apply to certain aspects of our U.S. operations beginning on January 1, 2015 and all of our U.S. operations as of July 1, 2016;

—

Under CRD 4, EU banks including Deutsche Bank are subject to a new set of rules affecting remuneration for material risk takers. Technical standards detailing the operation of these rules have yet to be finalised and as such the precise extent of competitive implications are unclear;

—

Structural reforms requiring the separation of certain activities such as proprietary trading from deposit taking may also have implications for competitiveness. Deutsche Bank will be impacted by section 619 of the US Dodd-Frank Wall Street Reform and Consumer Protection Act – referred to as the ‘Volcker rule’ – which must be implemented by July 2015, and the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups, which requires banks exceeding certain thresholds (including us) to separate proprietary trading and certain other activities from the deposit-taking business starting on July 1, 2015, subject to a twelve months’ transition period;

—

Introduction of capital, liquidity and other prudential requirements for financial institutions considered systematically important at a national level, such as the U.S. Federal Reserve Board final rules regarding U.S. capital, stress testing, liquidity and other enhanced prudential requirements for the U.S. operations of foreign banking organizations;

—

Requirements for over-the-counter and standardized derivatives to be centrally cleared, reported to trade repositories and traded on formal platforms, via the Dodd-Frank Act in the US and – for clearing and reporting – in the EU via the Regulation on OTC Derivatives, Central Counterparties and Trade Repositories (EMIR). We are advanced in planning, but impacts will depend on final implementing rules, interaction between these and other jurisdictions and outcomes of cross-border discussions on OTC derivatives;

—

Implementation of Basel Committee on Banking Supervision (BCBS) and International Organisation of Securities Commissions (IOSCO) final minimum standards for margin requirements for non-centrally cleared derivatives, for which enabling legislation exists in the EU (EMIR) and US (Dodd-Frank Act) but where much of the impact depends on how these requirements are continuing to be implemented in detailed rule-making;

—

The introduction of new resolution regimes for regulators to restructure failing financial institutions and write-down liabilities held by shareholders and creditors, via the Dodd-Frank Act in the US and the Recovery and Resolution Directive in the EU. Deutsche Bank’s recovery and resolution planning is well-advanced and overseen by key regulators, and we have a large pool of liabilities to meet bail-in requirements. However, lack of cross-border coordination on resolution plans and their recognition remains a key risk;

Deutsche Bank	Item 4: Information on the Company	35
Annual Report 2013 on Form 20-F

—

Updated EU rules for market structure, pre- and post-trade transparency for FICC, investor protection, market abuse and sanctions through the Markets in Financial Instruments Directive (MiFID) and the Market Abuse Directive (MAD). MiFID also introduces the globally agreed trading mandate for OTC derivatives in the EU. The new rules could have a substantial impact on the way we trade with clients, our willingness to deploy risk capital and the way we distribute products; and

—

Direct prudential supervision of Deutsche Bank by the European Central Bank (ECB) (under the single supervisory mechanism) starting on November 4, 2014; currently the ECB is conducting a comprehensive assessment of all banks which will be directly supervised by the ECB in the future, including Deutsche Bank.

The impact of these final and near-final reforms cannot be fully known given their potential interaction with proposals subject to ongoing negotiation and emerging new proposals. As such, uncertainty remains over the cumulative impact of regulatory reforms on Deutsche Bank, competitors and financial services.

New or ongoing regulatory reforms

Areas of ongoing or new regulatory reform where there is a high level of uncertainty over what the detailed final requirements will entail but which have the potential to increase pressure on the scope of the bank’s activities, balance sheet size and profitability include:

—

Outstanding elements of the Basel 3 framework and ongoing review of other elements of the Basel 3 framework, particularly global and national calibration of the leverage ratio, liquidity coverage ratio and net stable funding ratio, but also capitalization for exposures to central counterparties (CCPs), the fundamental review of the trading book and work on securitization and risk-weighted assets;

—	Further proposals for capital, liquidity and other prudential, operational or structural requirements for financial institutions considered systemically important at a national level;
—

Legislation that would affect the competitive position of European headquartered banks, such as the potential introduction of a Financial Transaction Tax in several EU countries, or EU legislation requiring structural reforms to separate market making from deposit taking in banks with trading assets above a certain threshold following the Liikanen recommendations;

—

Increased regulation of financial market activities, like investment funds, benchmarks and indices and “shadow banking”. The latter includes new requirements for money market funds and securities financing markets currently under discussion, as well as future proposals on other non-bank financial institutions; and

—

Measures to further integration of the European single market for financial services and the European Banking Union, including: the single resolution mechanism in the participating member states, harmonized rules for deposit guarantee schemes, payments and bank accounts.

Uncertainty regarding the final shape and interaction of these initiatives make it difficult to assess these risks and their potential impact. In particular, the requirement to comply with different regulatory regimes in different jurisdictions, including potentially conflicting or duplicative requirements, may substantially increase the cost and administrative burden of implementing these reforms. Regulatory measures in individual jurisdictions which go beyond the regulatory standards agreed on globally may also result in an unlevel competitive playing field between financial institutions from different jurisdictions.

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

Deutsche Bank	Item 4: Information on the Company	36
Annual Report 2013 on Form 20-F

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

Most notably, in December 2010 the Basel Committee on Banking Supervision proposed revised capital adequacy and liquidity standards that were significantly more stringent than the then-existing requirements. The set of comprehensive changes to the capital adequacy framework published by the Basel Committee, known as Basel 3, has now been implemented into European Union law by a legislative package referred to as “CRR/CRD 4”. The CRR/CRD 4 legislative package includes a European regulation (which is referred to as the Capital Requirements Regulation or CRR) which is directly enforceable law in every member state, and a European Union directive (the Capital Requirements Directive or CRD 4), which has been transposed into national (in our case German) law. CRR/CRD 4 contains, among other things, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers, tightened liquidity standards and a non-risk based leverage ratio. Most of the new rules came into effect on January 1, 2014, with capital requirements and buffers increasing from year to year.

In addition, as discussed below under “Regulation and Supervision in the United States”, in July 2013 U.S. federal bank regulators issued final rules implementing many elements of the Basel 3 framework and other U.S. capital reforms.

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

Deutsche Bank	Item 4: Information on the Company	37
Annual Report 2013 on Form 20-F

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

Regulation and Supervision in Germany – Basic Principles

We are authorized to conduct banking business and to provide financial services as set forth in the German Banking Act (Kreditwesengesetz – KWG) and the CRR. We are subject to comprehensive regulation and supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and the Deutsche Bundesbank (“Bundesbank”), the German central bank.

The BaFin is a federal regulatory authority and reports to the German Federal Ministry of Finance. It supervises the operations of German banks to ensure that they are in compliance with the German Banking Act, the CRR and other applicable German and European laws and regulations. The Bundesbank supports the BaFin and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The BaFin and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with applicable legal requirements and to obtain information on the financial condition of banks.

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

Starting on November 4, 2014, we will be directly supervised by the European Central Bank (“ECB”), which will become the principal supervisor of “significant” credit institutions domiciled in member states participating in the single supervisory mechanism (“SSM”). The SSM was introduced in 2013 and is considered to be the first step towards a European Banking Union. The ECB will also be responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions where such changes must be notified, in each case regardless of whether an institution is significant or not. With respect to us and other “significant” credit institutions, the ECB will be our primary supervisor and assume most tasks of prudential supervision under CRR/CRD 4, such as those regarding compliance with own funds requirements, large exposure limits, and leverage and liquidity requirements. The BaFin, however, will continue to be our supervisor with respect to certain other regulatory areas, including anti-money laundering and terrorist financing, payment services and the issuance of covered bonds (Pfandbriefe). The BaFin will also remain closely involved with ECB prudential supervision, through the use of “Joint Supervisory Teams” led by the ECB. In its capacity as principal bank supervisor in the European Union, the ECB will have extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions. In preparation for direct supervision, the ECB is conducting a comprehensive assessment of all banks which will be directly supervised by the ECB. The comprehensive assessment, which is expected to be completed by November 2014, consists of (i) a supervisory risk assessment addressing key risks in the banks’ balance sheets, including liquidity, leverage and funding, (ii) an asset quality review examining the asset side of the banks’ balance sheets as of December 31, 2013, and (iii) a stress test, which is meant to complement the asset quality review. Under the SSM Regulation, if the ECB considers itself not ready to take on its supervisory duties in November, it may decide to postpone the introduction of the SSM.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

Deutsche Bank	Item 4: Information on the Company	38
Annual Report 2013 on Form 20-F

The German Banking Act and the CRR

The German Banking Act and the CRR contain the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks. In particular, the German Banking Act requires that an enterprise that engages in one or more of the activities defined in the German Banking Act as “banking business” or “financial services” in Germany must be licensed as a “credit institution” (Kreditinstitut) or “financial services institution” (Finanzdienstleistungsinstitut), as the case may be. We are licensed as a credit institution.

The CRR/CRD 4 legislative package, which implemented the Basel 3 framework in the European Union, required substantial changes to the German Banking Act. Since January 1, 2014, significant parts of the regulatory framework for banks in the European Union are governed by the CRR. In particular, primarily the CRR, and not the German Banking Act, now governs the requirements relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity.

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

The European Union has completed or brought forward several legislative proposals which result, or would result, if enacted, in further regulation of securities trading and the trading in derivatives in particular. In particular, the European Union has adopted the European Regulation on OTC Derivatives, Central Counterparties and Trade Repositories (EMIR), which became effective on August 16, 2012. EMIR introduces requirements for standardized over-the-counter derivatives to be centrally cleared and derivative transactions to be notified to trade repositories. EMIR also includes additional capital and margin requirements for non-cleared trades. While a number of the compliance requirements introduced by EMIR have come into effect, the European Supervisory Authorities (mainly the European Securities and Markets Authority) are still in the process of finalizing several of the implementing rules mandated by EMIR. Further proposals such as the Markets in Financial Instruments Directive (MiFID 2) and Regulation (MiFIR) and the Market Abuse Directive (MAD 2) and Regulation (MAR) provide for, among other things, greater regulation and oversight by covering additional markets and instruments, extension of pre- and post-trade transparency and market abuse rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers. MiFID 2 will also introduce a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. It also introduces new investor protection rules which will significantly impact the way we distribute products. MiFID 2, MAD 2 and the substantive provisions of MAR will take effect 30 months after entry into force, and MAD 2 will take effect 24 months after entry into force. Implementation will therefore take place in middle or end of 2016, if the proposals are enacted as planned.

Capital Adequacy Requirements

Since January 1, 2014, the capital adequacy requirements for banks are primarily set forth in the CRR. They were formerly included in the German Banking Act and the German Solvency Regulation (Solvabilitätsverordnung) issued by the Federal Ministry of Finance.

Deutsche Bank	Item 4: Information on the Company	39
Annual Report 2013 on Form 20-F

The CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The CRR introduced new criteria relating to the quality of regulatory capital. In particular, it tightened the definition of Core Tier 1 capital (now called “Common Equity Tier 1” capital), which is the most important type of capital for compliance with the capital requirements under the CRR (see below). Another component of capital is Additional Tier 1 capital, which must be sufficiently loss-absorbent on a going-concern basis. Common Equity Tier 1 capital and Additional Tier 1 capital together constitute Tier 1 capital. Under the CRR, the definition of Tier 2 capital has been simplified to comprise only one tier of capital. Tier 1 capital and Tier 2 capital together constitute “own funds”. Generally, own funds requirements are aimed at ensuring the ability to absorb losses on a “going concern” or “gone concern” basis. Under the new rules, our hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 but cease to qualify as such under CRR/CRD 4 will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds.

Under the CRR, banks are required, subject to certain transition periods, to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% (up from currently 4%) and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5% (up from currently 2%). Common Equity Tier 1 capital consists primarily of common share capital including related share premium accounts, retained earnings and other comprehensive income, adjusted by certain deductions such as for goodwill and other intangible assets. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

The German Banking Act, as amended by the CRR/CRD 4 legislative package, also requires banks to build up a mandatory capital conservation buffer (Common Equity Tier 1 capital amounting to 2.5 % of risk-weighted assets), and authorizes the BaFin to require banks to build up an additional counter-cyclical buffer (Common Equity Tier 1 capital of generally up to another 2.5 % of risk-weighted assets) during periods of high credit growth. In addition, the BaFin may require banks to build up a systemic risk buffer (Common Equity Tier 1 capital of between 1 % and 3 % of risk-weighted assets for all exposures and – in exceptional cases – up to 5 % for domestic and third-country exposures) to prevent and mitigate long term non-cyclical systemic or macro-prudential risks not otherwise covered by CRR/CRD 4. Global systemically important banks (such as us) will be subject to an additional capital buffer of between 1 % and 3.5 % of risk-weighted assets which will be determined for the banks concerned based on a scoring system measuring their systemic importance. The systemic risk buffer and buffers for systemically important banks will generally not be cumulative; only the higher of these two buffers will apply. If a bank fails to build up the required capital buffers, it will be subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments.

The Basel 3 framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report their leverage ratios for a future assessment and calibration of the leverage ratio. It is expected that banks will be required to fully comply with the leverage ratio starting in 2018.

Responding to market concerns over the ability of banks to be able to absorb potential losses associated with sovereign debt, the Council of the European Union agreed on October 26, 2011 to require that 70 large banks in the European Economic Area, including us, create an exceptional and temporary capital buffer. To that effect, the relevant banks are required to maintain a capital ratio of 9 % of Core Tier 1 (as defined under the former capital adequacy regime) capital against their credit, operational and market risks after accounting for market valuation of sovereign debt. The banks concerned were required to achieve the capital target by June 30, 2012, based on plans agreed with their respective national regulatory authority and the European Banking Authority (EBA). Pursuant to the new EBA recommendation of July 22, 2013, affected credit institutions are required to maintain a nominal floor of capital denominated in the relevant reporting currency of Core Tier 1 capital corresponding to the capital required as of June 30, 2012.

Deutsche Bank	Item 4: Information on the Company	40
Annual Report 2013 on Form 20-F

Under certain circumstances, the BaFin may impose capital requirements on individual banks which are more stringent than statutory requirements. Also, more generally, to prevent shortfalls in the capitalization of German banks, the German legislature enacted a statute in December 2012 allowing stabilization measures in the period through December 2014 that can be imposed on banks without approval of their shareholders. For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Regulatory Capital: Capital Adequacy” on pages 199 through 220 of our Financial Report.

Limitations on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. They were previously included in the German Banking Act. The amended German Banking Act and the amended Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. For example, the Large Exposure Regulation continues to include exemptions (in addition to those contained in the CRR) from the applicability of limits to large exposures.

Under the CRR, our exposure to a customer (and any customers affiliated with it) is deemed to be a “large exposure” when the value of such exposure is equal to or exceeds 10 % of our “eligible regulatory capital”. All exposures to a single customer (and customers affiliated with it) are aggregated for these purposes. In general, no large exposure may exceed 25 % of our eligible regulatory capital. “Eligible regulatory capital” for this purpose means the sum of Tier 1 capital and Tier 2 capital which may not exceed one third of Tier 1 capital. If the customer is a credit institution or investment firm, the exposure is limited to the higher of 25 % of our eligible regulatory capital or € 150 million. Competent authorities may set a lower limit than € 150 million.

Under certain conditions, the limits to large exposures may be exceeded by the exposures on the bank’s trading book. In this case, the bank must meet an additional own funds requirement.

Consolidated Regulation and Supervision

The provisions of the German Banking Act and the CRR on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole complies with the requirements on capital adequacy and the limitations on large exposures described above. Starting on January 1, 2014, the relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity, also referred to as a “superordinate undertaking,” and the subsidiaries of the superordinate undertaking which are consolidated in the group under the CRR (i.e., banks in which the superordinate bank holds more than 50 % of the voting rights).

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

From November 2014, the ECB will be our consolidating supervisor, as set out in the description of the SSM above.

Liquidity Requirements

The CRR introduces a new liquidity regime that will gradually be phased in through January 1, 2019. Until the liquidity requirements set forth in the CRR are in full effect, national liquidity requirements such as under the German Liquidity Regulation (Liquiditätsverordnung) will remain in force. The German Banking Act generally requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio

Deutsche Bank	Item 4: Information on the Company	41
Annual Report 2013 on Form 20-F

(Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio (and estimated liquidity ratios for the next eleven months) must be reported to the Bundesbank on a monthly basis. Generally, the liquidity requirements do not apply on a consolidated basis. The BaFin may impose on individual banks liquidity requirements which are more stringent than the general statutory requirements if such bank’s continuous liquidity would otherwise not be ensured.

Under the CRR, more stringent liquidity standards will apply from 2015 onwards. Subject to certain transition periods, banks will be required to observe a certain liquidity coverage ratio (LCR), i.e., the ratio of the bank’s unencumbered high-quality liquid assets (HQLA) that can be liquidated easily and quickly in private markets in order to meet the bank’s liquidity needs for a 30 calendar day liquidity stress scenario. While Basel 3 also contains proposals regarding a net stable funding ratio (NSFR), i.e., the ratio of long-term assets to long-term, stable funding, the CRR does not immediately implement these proposals. The LCR will be phased in from 2015 through 2018. In respect of the NSFR, the European Commission is required, if applicable, to submit a legislative proposal to introduce the NSFR to the European Parliament and the Council of the European Union by December 31, 2016.

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

Under German law, we are required to be audited annually by a certified public accountant (Wirtschaftsprüfer). The accountant is appointed at the shareholders’ meeting. However, the supervisory board mandates the accountant and supervises the audit. The BaFin must be informed of and may reject the accountant’s appointment. The German Banking Act requires that a bank’s auditor inform the BaFin of any facts that come to the accountant’s attention which would lead it to refuse to certify or to limit its certification of the bank’s annual financial statements or which would adversely affect the bank’s financial position. The auditor is also required to notify the BaFin in the event of a material breach by management of the articles of association or of any other applicable law. The auditor is required to prepare a detailed and comprehensive annual audit report (Prüfungsbericht) for submission to the bank’s supervisory board, the BaFin and the Bundesbank.

Investigative and Enforcement Powers

Investigations and Official Audits

The BaFin conducts audits of banks on a random basis, as well as for cause. The BaFin is also responsible for auditing internal risk models used by a bank for regulatory purposes. It may revoke the approval to use such models or impose conditions on their continued use for regulatory purposes.

The BaFin may require a bank to furnish information and documents in order to ensure that the bank is complying with applicable bank supervisory laws. The BaFin may conduct investigations without having to state a reason therefor. Such investigations may also take place at a foreign entity that is part of a bank’s group for regulatory purposes. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.

The BaFin may attend meetings of a bank’s supervisory board and shareholders meetings. It also has the authority to require that such meetings be convened.

Deutsche Bank	Item 4: Information on the Company	42
Annual Report 2013 on Form 20-F

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

Recovery and Resolution Planning, Restructuring Powers

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

Deutsche Bank	Item 4: Information on the Company	43
Annual Report 2013 on Form 20-F

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

The German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (referred to as the “Separation Act”) requires banks which are of a sufficient systemic importance to the German market (such as us) to prepare recovery and resolution plans. In addition, the Separation Act grants the German banking regulator BaFin powers to eliminate impediments to a bank’s resolution.

On November 4, 2011, the Financial Stability Board (FSB) published a list of 29 banks (including us) which have been identified by the FSB to be of global systemic importance and which must, among other things, have in place recovery and resolution plans to facilitate their restructuring or resolution without government support. The FSB also published its “Key Attributes” containing further details of recovery and resolution planning for banks. On June 6, 2012, the European Commission adopted a legislative proposal for a directive establishing a framework for the recovery and resolution of credit institutions and investment firms that subjects every bank in the European Union to recovery and resolution planning and an assessment of their resolvability and defines a set of resolution tools for the competent authorities including the power to write down debt or to convert debt into equity (commonly referred to as “bail-in”). This proposal has been revised several times until a compromise was reached at the EU level in December 2013. If enacted as proposed, the requirements will become effective starting January 1, 2015 (except for the bail-in tool, which will become effective starting on January 1, 2016).

In addition, in July 2013 the European Commission published a proposal for a regulation establishing a single European resolution board and a single European resolution fund (referred to as the single resolution mechanism or “SRM”). The proposed SRM will be a major element of the plans for a European Banking Union and will apply to all banks participating therein. In December 2013, the Council of the European Union agreed on a general approach which consists of a compromise regarding the proposed SRM regulation and a commitment by the eurozone member states to negotiate an intergovernmental agreement on the funding of the single resolution fund. The Council’s proposal is currently being discussed with the European Parliament. According to the Council’s current draft SRM regulation, a single resolution board with broad powers would have the power to place a failing bank (or one that is likely to fail) into resolution. Decisions by the board would generally enter into force within 24 hours of their adoption. The single resolution fund would be financed by bank levies raised at national level to a target level of 1 % of insured deposits. The fund would initially be allocated to each relevant member state (referred to as “national compartments”) but would be merged gradually over ten years. The European Parliament has signaled its strong concerns regarding several provisions of the Council’s draft, including the funding mechanism for the single resolution fund and the use of intergovernmental agreements. According to the Council’s current proposals, the SRM would enter into force on January 1 2015. Bail-in and resolution powers would become effective starting on January 1, 2016.

Deutsche Bank	Item 4: Information on the Company	44
Annual Report 2013 on Form 20-F

Separation of Proprietary Trading Activities by Universal Banks

Furthermore, the Separation Act contains provisions that implement certain recommendations of an expert group established by the European Commission and chaired by Erkki Liikanen, Governor of the Bank of Finland. The Liikanen Group proposed in its a final report dated October 2, 2012 that banks be required to separate activities associated with increased risks, such as proprietary trading of securities and derivatives, from their deposit-taking business, provided that certain thresholds are exceeded. In line with this, the Separation Act provides that deposit-taking banks and their affiliates are prohibited from engaging in proprietary trading that does not constitute a service for others, high-frequency trading (with the exception of market-making activities), and credit or guarantee transactions with hedge funds and comparable enterprises, unless such activities are transferred to a separate legal entity. The separation requirement applies if certain thresholds are exceeded, which we exceed. In addition, the Separation Act authorizes the BaFin to prohibit the deposit-taking bank and its affiliates, on a case-by-case basis, from engaging in market-making and other activities that are comparable to the activities prohibited by law, if these activities may put the solvency of the deposit-taking bank or any of its affiliates at risk. In the event that the BaFin orders such a prohibition, the respective activities must be discontinued or transferred to a separate legal entity. The separate legal entity may be established in the form of an investment firm or a bank and may be part of the same group as the deposit-taking bank. However, it must be economically and organizationally independent from the deposit-taking bank and its (other) affiliates, and it has to comply with enhanced risk management requirements. The prohibition for deposit-taking banks and their affiliates to conduct activities associated with increased risks will become effective starting July 1, 2015, with a further transitional period of twelve months to accomplish the separation requirement. Thus, we have until July 2016 to transfer those activities specified in the Separation Act to a separate legal entity. Starting on July 1, 2016, the BaFin will have the power to prohibit certain market-making and other activities on a case-by-case basis.

Following the Liikanen Group’s final report, the European Commission published on January 29, 2014 a proposal for a regulation on structural measures improving the resilience of EU credit institutions (referred to as “Proposed Regulation”), which if enacted, will impose measures similar to the Separation Act. The Proposed Regulation would apply to large banks which are either identified as global systemically important institutions (such as us), or whose total assets and trading activities exceed certain thresholds (which we exceed). If the Proposed Regulation were enacted as drafted, it would ban proprietary trading in financial instruments and commodities. For this purpose, proprietary trading is defined as (subject to certain exemptions) trading on own account for the sole purpose of making profit for the bank through dedicated trading structures. Furthermore, the Proposed Regulation would grant supervisors the power, and, in certain instances, impose on them an obligation, to require the transfer of certain trading and other activities (such as market making, derivatives and securitization operations) to separate legal trading entities within the group. In this case, the group would be required to be structured in a manner that results in the creation of two distinct sub-groups. Only one such subgroup would be permitted to conduct the business of taking insured deposits (referred to as a “Core Bank”). Both sub-groups would be required to comply separately with the own funds and capital requirements, the large exposure limits and certain other obligations set forth in CRD 4. Moreover, the Core Bank sub-group would not be permitted to hold any capital instruments or voting rights in the other sub-group. According to the Proposed Regulation, the prohibition on proprietary trading would become effective 18 months after the publication of the final regulation. The provisions on separation of trading activities from Core Banks would become effective 36 months after such publication. The Proposed Regulation is currently being discussed at the European level and might overrule certain requirements set out in the Separation Act at the national level.

Under the German Banking Act and the German Credit Institution Remuneration Regulation (Institutsvergütungsverordnung), we are subject to certain restrictions on the remuneration we pay statutorily designated “risk takers” and other affected employees. The remuneration rules have been revised on the basis of the CRR/CRD 4 framework, and since January 1, 2014, they impose a cap on bonuses. Pursuant to this cap, the variable remuneration for risk takers and other affected employees generally must not exceed that employee’s fixed remuneration. The variable remuneration may be increased to twice the risk taker’s and other affected employee’s compensation if expressly approved by the shareholders’ meeting with the required majority. In addition, between 40 % and 60 % of the variable remuneration must be deferred. The deferral period must be

Deutsche Bank	Item 4: Information on the Company	45
Annual Report 2013 on Form 20-F

at least three to five years. Also, at least 50 % of the entire variable remuneration must be paid in the form of shares or instruments linked to shares. Finally, we are required to comply with certain disclosure requirements relating to the remuneration we pay to, and our remuneration principles in respect of, our risk takers and other affected employees.

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

Voluntary Deposit Protection System

Liabilities to creditors that are not covered under the Deposit Guarantee Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e. V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 30 % of the bank’s liable capital (haftendes Eigenkapital). This limit will be reduced to 20 % of the bank’s liable capital from January 1, 2015 onwards, to 15 % from January 1, 2020 onwards and to 8.75 % from January 1, 2025 onwards. Liabilities to other banks and other specified institutions, obligations of banks represented by instruments in bearer form and covered bonds in registered form (Namenspfandbriefe) are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.

Banks that participate in the Deposit Protection Fund make annual contributions to the fund based on their liabilities to customers, and may be required to make special contributions up to an amount of 50 % of their

Deutsche Bank	Item 4: Information on the Company	46
Annual Report 2013 on Form 20-F

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

Proposed Revision of the EU Directives on Deposit Guarantee and Investor Protection Schemes

On July 12, 2010, the European Commission initiated a revision of the European Union directives on deposit guarantee and investor protection schemes, the adoption of which is currently pending. The purpose of the revision is among other things to improve the funding of such schemes, to expand the scope of eligible deposits, and to provide for a faster disbursement of funds when the protection scheme is called upon. In December 2013, the relevant European Union authorities reached a political agreement on the new rules covering deposit guarantee schemes. According to the agreement, 0.8 % of covered deposits will be collected from banks over a 10-year period to cover the funding of the deposit guarantee scheme. The European Commission may authorize a Member State to set a lower target level for its deposit guarantee schemes if the banking sector is “highly concentrated,” meaning that the level of covered deposits exceeds 0.5%. The 10-year period may be extended by another four years if there is a substantial disbursement of deposit guarantee scheme funds during the phase-in period. We expect that the amendments to the directives on deposit guarantee schemes and investor protection schemes will substantially increase the costs for deposit guarantee and investor protection schemes. Accordingly, we expect that our contributions to these schemes will also increase. If enacted as proposed, the amendments would have to be transposed into German law to apply from January 1, 2015.

Further Regulation and Supervision in the European Economic Area

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

Deutsche Bank	Item 4: Information on the Company	47
Annual Report 2013 on Form 20-F

As described above, starting on November 4, 2014, we will begin to be directly supervised by the ECB under the SSM.

Regulation and Supervision in the United States

Our operations are subject to extensive federal and state banking, securities and derivatives regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch. We also control U.S. banking subsidiaries, including Deutsche Bank Trust Company Americas (“DBTCA”), and U.S. broker-dealers, such as Deutsche Bank Securities Inc., U.S. nondeposit trust companies and nonbanking subsidiaries.

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation. While rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation of the Dodd-Frank Act will require further detailed rulemaking over several years by different U.S. regulators, including the Department of the Treasury, the Federal Reserve Board, the Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (Council), and uncertainty remains about the final details, timing and impact of many of the rules.

The Dodd-Frank Act provisions known as the “Volcker Rule” limit the ability of banking entities and their affiliates to engage as principal in certain types of proprietary trading unrelated to serving clients and to sponsor or invest in private equity or hedge funds or similar funds, subject to certain exclusions and exemptions. In the case of non-U.S. banking entities such as Deutsche Bank AG, these exemptions include certain activity conducted outside the U.S. and meeting certain criteria. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. On December 10, 2013, U.S. regulators released the final version of the regulations implementing the statute. The Federal Reserve Board extended the end of the conformance period for the Volcker Rule until July 21, 2015 (with the possibility of two one-year extensions under certain circumstances), by which time financial institutions subject to the rule, such as us, must bring their activities and investments into compliance and implement a specific compliance program. During the conformance period, we will continue to analyze the final rule, assess how it will affect our businesses and devise and implement an appropriate compliance strategy. Further implementation efforts may be necessary based on subsequent regulatory interpretations, guidelines or examinations.

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

With respect to prudential standards, on February 18, 2014, the Federal Reserve Board adopted rules (the “FBO Rules”) that set forth how the U.S. operations of foreign banking organizations (“FBOs”), such as Deutsche Bank, will be required to be structured in the U.S., as well as the enhanced prudential standards that will apply to our U.S. operations.

Under the FBO Rules, a large FBO with U.S.$ 50 billion or more in U.S. assets excluding the assets held by its U.S. branches or agencies, such as us, will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold virtually all of the FBO’s U.S. subsidiaries. The rules permit an FBO subject to the IHC requirement to request permission from the Federal Reserve Board to establish multiple IHCs or use an alternative organizational structure. An IHC will be subject, on a consolidated basis, to U.S. capital (including many elements of the Basel 3 framework), liquidity and other enhanced prudential standards, such as stress testing and capital planning (subject, among other conditions, to the Federal Reserve Board’s

Deutsche Bank	Item 4: Information on the Company	48
Annual Report 2013 on Form 20-F

authority to disapprove an IHC’s capital plan), and the Federal Reserve Board will have the authority to examine any IHC and any of its subsidiaries. An FBO’s U.S. branches and agencies will not be held beneath an IHC; however, the U.S. branches and agencies of the FBO (and in certain cases, the entire U.S. operations of the FBO) will be subject to certain liquidity requirements, as well as other specific enhanced prudential standards, such as risk management and asset maintenance requirements under certain circumstances. Additionally, the FBO Rules will place requirements on the FBO itself related to the adequacy and reporting of the FBO’s home country capital and stress testing regime. The Federal Reserve Board did not finalize (but continues to consider) requirements relating to single counterparty credit limits and an “early remediation” framework under which the Federal Reserve Board would implement prescribed restrictions and penalties against the FBO and its U.S. operations and certain of its officers and directors, if the FBO and/or its U.S. operations do not meet certain requirements, and would authorize the termination of U.S. operations under certain circumstances.

The FBO Rules generally become effective in July 2016; an IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. Existing bank holding company subsidiaries of foreign banking organizations, such as Deutsche Bank Trust Corporation, will be subject to certain enhanced prudential standards beginning in January 2015 until an IHC subject to enhanced prudential standards is formed or designated. Deutsche Bank Trust Corporation will become subject to capital plan and stress testing requirements on June 30, 2014. Separate from the IHC requirement, banks and bank holding company subsidiaries of large FBOs, such as Deutsche Bank Trust Company Americas and Deutsche Bank Trust Corporation, will become subject to the U.S. Basel 3 capital framework beginning on January 1, 2015, subject to phase-in arrangements.

In October 2013, the U.S. Federal Reserve Board and other U.S. regulators issued for public comment a rule that would introduce a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The proposed liquidity coverage ratio is generally consistent with the Basel Committee’s revised Basel 3 liquidity rules, but is more stringent in several respects. The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the Basel 3 net stable funding ratio to the U.S. operations of some or all large FBOs.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of, and capital, margin and business conduct standards for, swap dealers and major swap participants. In November 2013, also pursuant to the Dodd-Frank Act, the CFTC re-proposed regulations to impose position limits on certain commodities and economically equivalent swaps, futures and options. The Dodd-Frank Act also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies, and imposes new requirements with respect to securitization activities.

The Dodd-Frank Act also establishes a new regulatory framework and enhanced regulation for several other areas, including but not limited to the following. Under the Dodd-Frank Act and implementing regulations, a new regime for the orderly liquidation of systemically significant financial companies is established, which authorizes assessments on financial institutions that have U.S.$ 50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with a liquidation of a systemically significant financial company under the new insolvency regime. In addition, the Dodd-Frank Act requires U.S. regulatory agencies to prescribe regulations with respect to incentive-based compensation at financial institutions in order to prevent inappropriate behavior that could lead to a material financial loss. Other provisions require issuers with securities listed on U.S. stock exchanges, which may include foreign private issuers such as us, to establish a “clawback” policy to recoup previously awarded executive compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Deutsche Bank	Item 4: Information on the Company	49
Annual Report 2013 on Form 20-F

Implementation of the Dodd-Frank Act and related final regulations will result in additional costs and could limit or restrict the way we conduct our business. Although uncertainty remains about many of the details, impact and timing of these reforms, we expect that there will be significant costs and may be significant limitations on our businesses resulting from certain regulatory initiatives, including the regulations to implement the Volcker Rule limitations and compliance requirements.

Regulatory Authorities

We and Deutsche Bank Trust Corporation, our wholly owned subsidiary, are bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (the Bank Holding Company Act), by virtue of, among other things, our ownership of DBTCA. As bank holding companies, we and Deutsche Bank Trust Corporation have elected to become financial holding companies. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor”.

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

Our two U.S. FDIC-insured bank subsidiaries, as well as our New York branch, are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered.

In addition to the business of banking, and managing or controlling banks, so long as we are a financial holding company under U.S. law, we may also engage in nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases. As a non-U.S. bank, we are generally authorized under U.S law and regulations to acquire a non-U.S. company engaged in nonfinancial activities as long as the company’s U.S. operations do not exceed certain thresholds and certain other conditions are met. On January 14, 2014, the Federal Reserve Board sought comment on the appropriateness of further restrictions on the physical commodity and merchant banking activities conducted by financial holding companies under several provisions of the Bank Holding Company Act in order to address various prudential considerations, including the potential risks of such activities to the safety and soundness of financial holding companies and financial stability more broadly.

Deutsche Bank	Item 4: Information on the Company	50
Annual Report 2013 on Form 20-F

Our status as a financial holding company, and our resulting ability to engage in a broader range of nonbanking activities are dependent on Deutsche Bank AG, Deutsche Bank Trust Corporation and our two insured U.S. depository institutions being “well capitalized” and “well managed” (as defined by U.S. federal banking regulations) and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, Deutsche Bank on a consolidated basis, Deutsche Bank Trust Corporation and our U.S. depository institutions on a stand-alone basis are required to maintain a Tier 1 risk-based capital ratio of at least 6 % and a total risk-based capital ratio of at least 10%. Our U.S. depository institutions are also required to maintain a leverage ratio of at least 5 % in order to be “well capitalized.” Under the rules issued by U.S. federal banking regulators in July 2013, which implement many provisions of the Basel 3 framework, our U.S. depository institutions must maintain the following in order to meet the “well capitalized” test: a common equity Tier 1 ratio of at least 6.5%; a total risk-based capital ratio of at least 10%; a Tier 1 risk-based capital ratio of at least 8%; and a leverage ratio of at least 5%.

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

The Dodd-Frank Act removed a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. In addition, the lending limits applicable to our FDIC-insured state-chartered bank subsidiaries take into account credit exposures arising from derivative transactions, and the lending limits applicable to our New York branch take into account both credit exposures arising from derivative transactions as well as securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties.

Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) are restricted or prohibited, which may necessitate a restructuring of how we conduct our derivatives activities. We and other U.S. banking organizations and FBOs must comply with the “push-out” provisions by July 2015.

In addition, the regulations which the Council, or the Consumer Financial Protection Bureau established under the Dodd-Frank Act, may adopt could affect the nature of the activities which a bank (including our FDIC-insured bank subsidiaries and our New York branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

Deutsche Bank	Item 4: Information on the Company	51
Annual Report 2013 on Form 20-F

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with our U.S. broker-dealers and certain of our other affiliates. Credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements is subject to these collateral and volume limitations.

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

New York Branch

Our New York branch is licensed by the New York Superintendent of Financial Services to conduct a commercial banking business and is required to maintain eligible high-quality assets with banks in the State of New York (up to a maximum of U.S.$ 100 million of assets pledged so long as the New York branch remains “well-rated” by the New York State Superintendent of Financial Services). Should our New York branch cease to be “well-rated”, we may need to maintain substantial additional amounts of eligible assets. The Superintendent of Financial Services may also establish asset maintenance requirements for branches of foreign banks. In addition, the Federal Reserve Board is authorized to establish asset maintenance requirements for our New York branch under certain conditions, pursuant to the FBO Rules. Currently, no such requirement has been imposed upon our New York branch.

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

Deutsche Bank	Item 4: Information on the Company	52
Annual Report 2013 on Form 20-F

DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). The Dodd-Frank Act changed the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions.

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

Our principal U.S. SEC-registered broker-dealer subsidiary, Deutsche Bank Securities Inc., is a member of the New York Stock Exchange and is regulated by the Financial Industry Regulatory Authority (FINRA) and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over our U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Deutsche Bank Securities Inc. is also registered with and regulated by the SEC as an investment adviser, and by the CFTC and the National Futures Association as a futures commission merchant and commodity pool operator.

Under the Dodd-Frank Act, with certain exceptions, our entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or CFTC, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. The details of these requirements will be established through numerous regulations to be issued by various U.S. regulatory authorities. We were required to provisionally register, subject to certain restrictions, at least one subsidiary as a swap dealer and provisionally registered Deutsche Bank AG and DB Energy Trading LLC effective on December 31, 2012. At a future date, we will be required to register one or more subsidiaries as security-based swap dealers with the SEC and may be required to register additional subsidiaries as swap dealers with the CFTC and certain subsidiaries as CFTC-regulated major swap participants and/or SEC-regulated major security-based swap participants.

Organizational Structure

We operate our business along the structure of our five corporate divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly, as of December 31, 2013. We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors.

Deutsche Bank	Item 4: Information on the Company	53
Annual Report 2013 on Form 20-F

We own 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which we own shares representing approximately 94.1 % of the equity and voting rights. Further detail is included in Note 3 “Acquisitions and Dispositions”. These subsidiaries prepare financial statements as of December 31, 2013 and are included in our consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiary	Place of Incorporation
Taunus Corporation [1]	Delaware, United States
Deutsche Bank Americas Holding Corporation [2]	Delaware, United States
German American Capital Corporation [3]	Delaware, United States
DB U.S. Financial Markets Holding Corporation [4]	Delaware, United States
Deutsche Bank Securities Inc. [5]	Delaware, United States
DB Structured Products, Inc. [6]	Delaware, United States

Deutsche Bank Trust Corporation [7]	New York, United States
Deutsche Bank Trust Company Americas [8]	New York, United States

Deutsche Bank Luxembourg S.A. [9]	Luxembourg

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft [10]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH [11]	Frankfurt am Main, Germany
Deutsche Postbank AG 12	Bonn, Germany

[1]	Taunus Corporation is one of two top-level holding companies for our subsidiaries in the United States.
[2]	Deutsche Bank Americas Holding Corporation is a second tier holding company for subsidiaries in the United States.
[3]

German American Capital Corporation is engaged in purchasing and holding loans from financial institutions, trading and securitization of mortgage whole loans and mortgage securities, and providing collateralized financing to counterparties.

[4]	DB U.S. Financial Markets Holding Corporation is a second tier holding company for subsidiaries in the United States.
[5]

Deutsche Bank Securities Inc. is a U.S. company registered as a broker dealer and investment advisor with the Securities and Exchange Commission, a municipal advisor with the Municipal Securities Rulemaking Board, and a futures commission merchant with the Commodities Future Trading Commission. It is a member of the New York Stock Exchange and various other exchanges.

[6]

DB Structured Products, Inc. is a US subsidiary that has ceased engaging in new business and is in the process of voluntarily surrendering the various approvals and licenses it holds in respect of mortgage-related activities.

[7]	Deutsche Bank Trust Corporation is a bank holding company under Federal Reserve Board regulations.
[8]

Deutsche Bank Trust Company Americas is a New York State-chartered bank and member of the Federal Reserve System. It originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

[9]

The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and as risk hub for the credit portfolio strategies group, and private banking. The company serves private individuals, affluent clients and small business clients with banking products.

[10]	The company serves private individuals, affluent clients and small business clients with banking products.
[11]	The company holds the majority stake in Deutsche Postbank AG.
[12]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.

Property and Equipment

As of December 31, 2013, we operated in 71 countries out of 2,907 branches around the world, of which 66 % were in Germany. We lease a majority of our offices and branches under long-term agreements.

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	54
Annual Report 2013 on Form 20-F

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

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Notes 1 “Significant Accounting Policies and Critical Accounting Estimates” to the consolidated financial statements for a discussion on our significant accounting policies and critical accounting estimates.

We have identified the following significant accounting policies that involve critical accounting estimates:

—	the impairment of associates
—	the impairment of financial assets available for sale
—	the determination of fair value
—	the recognition of trade date profit
—	the impairment of loans and provisions for off-balance sheet positions
—	the impairment of goodwill and other intangibles
—	the recognition and measurement of deferred tax assets
—	the accounting for legal and regulatory contingencies and uncertain tax positions

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	55
Annual Report 2013 on Form 20-F

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements

See Note 2 “Recently Adopted and New Accounting Pronouncements” to the consolidated financial statements for a discussion on our recently adopted and new accounting pronouncements.

Operating Results

You should read the following discussion and analysis in conjunction with our consolidated financial statements.

Executive Summary

Please see “Management Report: Operating and Financial Review: Executive Summary” on pages 5 through 9 of the Financial Report.

Trends and Uncertainties

Group net revenues decreased in 2013, impacted by lower client activity and market uncertainty. However, noninterest expenses fell year on year mainly influenced by the considerable reduction of impairments of goodwill and intangible assets and decreased compensation costs as a result of our on-going Operational Excellence (OpEx) Programm, in part offset by increased litigation charges. Our 2013 results reflect the difficult market conditions, increasing competitive pressures and significant regulatory uncertainties. Should this environment continue it could adversely impact our future results.

In our OpEx Programm we continue to plan to invest approximately € 4 billion to achieve full run rate annual cost savings of € 4.5 billion in 2015. At the end of 2013, we achieved cumulative savings of € 2.1 billion, half a billion Euros ahead of plan. The results of the OpEx Programm and the realization of planned savings are dependent on the successful and timely execution of the measures we have identified. There are risks that OpEx benefits may not be fully realized or that they may impact our competitive position.

CB&S performance was significantly impacted by continued market uncertainty, in particular regarding the U.S. Federal Reserve’s decision on tapering its quantitative easing program, coupled with a reduction in liquidity and slowdown in client activity. Sales & Trading (debt and other products) net revenues were significantly lower than the prior year due to the challenging trading environment. However Origination and Sales & Trading (equity) revenues increased year on year reflecting an improved market for equity trading and strong global debt and equity issuance activity. Income before income taxes increased in 2013 compared to 2012, mainly driven by significantly lower expenses. Non-interest expenses fell with the non-recurrence of impairments of intangible assets and lower compensation and non-compensation expenses reflecting the continued implementation of OpEx measures. CB&S operations will continue to be challenged in the future by factors including, the fragile global economy’s exposure to event risks, the potentially significant impact of regulatory changes, effects of balance sheet deleveraging and the outcome of new or on-going litigations and enforcement actions.

Performance in GTB improved in 2013 compared to 2012. Revenues decreased as 2012 included a settlement payment related to the turn-around measures in the Netherlands. Non-interest expenses fell year on year, mainly driven by the non-recurrence of a litigation-related charge as well as lower turn-around charges in the commercial banking activities in the Netherlands. In 2013, the macroeconomic environment proved to be challenging with persistently low interest rates in core markets and competitive pressure on margins. Pressure on margins and costs will remain and thus continue to pose challenges to the GTB business. There is a risk of more expansive and rigorous regulation, potentially even implying structural changes, which may also impact GTB in future periods.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	56
Annual Report 2013 on Form 20-F

Revenues and profit in DeAWM increased in 2013. DeAWM performance benefitted from the rise of the equity and bond markets. Management fees and other recurring revenues grew on the back of an increase in average Assets under Management following the positive market conditions and improved margins resulting from a shift in product mix. Expenses fell in 2013 with the considerable reduction of impairments on intangible assets compared to 2012 and progress on OpEx in 2013. The performance of DeAWM will continue to be challenged by uncertainties such as the threat of inflation, the persistent low-yield environment in developed markets, unresolved European sovereign debt issues and emerging market volatility. The changing and more stringent regulatory environment creates uncertainty for DeAWM and the bank as a whole.

PBC delivered a stable performance. The low interest rate environment and muted client investment activity continued to be challenging, while the lending environment remained benign. Revenues from deposits declined year over year due to the low interest rates and as a result of a higher negative impact from the purchase price allocation on Postbank. However, revenues from credit products increased reflecting mortgage volume growth in Private and Commercial Banking and higher consumer finance margins in Advisory Banking International. Revenues from investment & insurance products also increased due to higher advisory volumes and higher revenues from discretionary portfolios. Provisions for credit losses decreased compared to the prior year, mainly driven by Private & Commercial Banking and Postbank, reflecting an improved portfolio quality and credit environment in Germany. However, PBC incurred higher costs due to Postbank integration and the OpEx Programm. PBC will continue to face uncertainties in its operating environment. A significant decline in economic growth may result in higher unemployment rates and could lead to increasing credit loss provisions and lower business growth. The development of the market for investment products is dependent on movements in the European macro-economic environment and the appetite of customers for investments and risk taking. Additionally, we do not anticipate near-term relief from the near-zero interest rates which will continue to burden the deposit revenues. Moreover, Group-wide deleveraging measures may have negative impact on PBC revenues. The continually evolving regulatory environment could also have a significant impact on the future performance of PBC.

NCOU performance is driven by the timing and nature of specific items. Asset de-risking in 2013 delivered net gains and reflected an approach focused on identifying capital accretive transactions in constructive market conditions. Net revenues however decreased compared to the prior year driven by portfolio revenues which have fallen as asset reductions have occurred. Specific one-off items in the period included impairment charges related to expected sale of BHF-BANK and the negative effect from the first time application of the Funding Valuation Adjustment (FVA). Credit loss provisions increased due to specific credit events seen across portfolios including exposure to European Commercial Real Estate. Noninterest expenses have also increased due to higher litigation-related settlement costs partially offset by the non-recurrence of the impairment of intangible assets in 2012, whilst the underlying cost base has remained stable to date and is expected to decline in steps over time as investment in stand alone companies is realised. Challenges and uncertainties remain for the successful execution of the de-risking strategy. Changes in the economic environment and market conditions may make the associated timeline for de-risking activity less certain. We reached a settlement agreement in 2013 with the Federal Housing Finance Agency (FHFA), to resolve all past and future claims in relation to our single largest residential mortgage-related litigation case, nonetheless our expectation is that the litigation environment will continue to be challenging.

Our loss in Consolidation & Adjustments in 2013 was mainly driven by spreads for capital instruments and first-time inclusion of a Funding Valuation Adjustment (FVA) on internal uncollateralized derivatives with Treasury. We expect the volatility of our future results to be impacted by these items going forward.

Our effective tax rate in 2013 of 53 % was mainly impacted by expenses that are not deductible for tax purposes. The effective tax rate in future periods could continue to be influenced by the potential occurrence of specific factors.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	57
Annual Report 2013 on Form 20-F

We remain committed to managing our capital to comply with all regulatory thresholds even in stress scenarios. Our CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 (CET 1) ratio increased to 9.7 % in 2013, and our CET 1 according to Basel 2.5 increased to 12.8%. Our CRR/CRD 4 pro forma fully loaded risk-weighted assets (RWA) had reduced to € 350 billion at year-end 2013, while on a Basel 2.5 basis RWAs reduced by € 34 billion, to € 300 billion in the same period. Our CRR/CRD 4 pro forma leverage exposure continues to decline, with our adjusted pro forma CRR/CRD 4 leverage ratio at year end 2013 at 3.1%. However regulatory requirements continue to evolve. Regulatory changes may increase our costs, restrict our activities, or require structural change, which could put pressure on our capital position.

Results of Operations

Please see “Management Report: Operating and Financial Review: Results of Operations” on pages 17 to 39 of the Financial Report.

Financial Position

Please see “Management Report: Operating and Financial Review: Financial Position” on page 40 of the Financial Report.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see “Management Report: Risk Report: Liquidity Risk” beginning on page 184 of the Financial Report.

For a detailed discussion of our capital management, see “Management Report: Risk Report: Capital Management” on beginning on page 197 of the Financial Report.

Post-Employment Benefit Plans

Please see “Management Report: Employees: Post-Employment Benefit Plans” on page 269 of the Financial Report.

Exposure to Monoline Insurers

Please see “Management Report: Operating and Financial Review: Exposure to Monoline Insurers” on pages 42 to 43 of the Financial Report.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	58
Annual Report 2013 on Form 20-F

Off-Balance Sheet Arrangements

For information on the nature, purpose and extent of our off-balance sheet arrangements, please see Note 40 “Unconsolidated Structured Entities”. For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to “Management Report: Risk Report: Asset Quality: Allowance for Credit Losses” on pages 110 to 113 of the Financial Report and Note 20 “Allowance for Credit Losses”. For information on irrevocable lending commitments and contingent liabilities with respect to third parties, please see Note 30 “Credit related Commitments and Contingent Liabilities”.

Tabular Disclosure of Contractual Obligations

Please see “Management Report: Operating and Financial Review: Tabular Disclosure of Contractual Obligations” on page 45 of the Financial Report.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	59
Annual Report 2013 on Form 20-F

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	60
Annual Report 2013 on Form 20-F

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

For additional information on our Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 462 to 466 of the Financial Report.

Standing Committees

For information on the standing committees of our Supervisory Board, please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Standing Committees” on pages 466 to 469 of the Financial Report.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	61
Annual Report 2013 on Form 20-F

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

For additional information on our Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 459 to 462 of the Financial Report.

Board Practices of the Management Board

The terms of reference for the Management Board are in accordance with the Supervisory Board resolution of May 22, 2013. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating committees of our corporate divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.

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

These recommendations go beyond the requirements of the Stock Corporation Act. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 29, 2013, which is available on our Internet website at www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	62
Annual Report 2013 on Form 20-F

For information on the Management Board’s terms of office, please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 459 to 462 of the Financial Report. For details of the Management Board’s service contracts providing benefits upon termination, please see “Compensation Report: Pension and transitional benefits” and “Compensation Report: Other benefits upon premature termination” on pages 254 to 255 of the Management Report.

Group Executive Committee

Please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Group Executive Committee” on page 462 of the Financial Report.

Compensation

For information on the compensation of the members of our Supervisory Board, see “Management Report: Compensation Report: Compensation System for Supervisory Board Members” on pages 260 to 264 of the Financial Report.

For information on the compensation of the members of our Management Board, see “Management Report: Compensation Report: Management Board Report and Disclosure” on pages 239 to 250 of the Financial Report and “Management Report: Compensation Report: Management Board Compensation” on pages 250 to 254 of the Financial Report. Additional information on our compensation approach and practices, some of which applies to compensation of the Management Board, is provided in “Management Report: Compensation Report” on pages 226 to 264.

Employees

For information on our employees, see “Management Report: Employees” on pages 267 to 272 of the Financial Report.

Share Ownership

For the share ownership of the Management Board, see “Management Report: Compensation Report: Management Board Share Ownership” on pages 256 to 257 of the Financial Report.

For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement/Corporate Governance Report: Reporting and Transparency: Directors’ Share Ownership” on pages 469 to 472 of the Financial Report.

For a description of our employee share programs, please see Note 35 “Employee Benefits” of the consolidated financial statements.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	63
Annual Report 2013 on Form 20-F

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2013, our issued share capital amounted to € 2,609,919,078 divided into 1,019,499,640 no par value ordinary registered shares.

On December 31, 2013, we had 566,979 registered shareholders. The majority of our shareholders are retail investors in Germany. On that date, 155,034,360 of our shares were registered in the names of 899 shareholders resident in the United States, representing 15.21 % of our share capital.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.

BlackRock, Inc., New York has notified us that as of December 22, 2010 they held 5.14 % of our shares. We have received no further notification by BlackRock, Inc., New York since that date.

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

We conduct our business with these companies on terms equivalent to those that would prevail if we did not have equity holdings in them or management members in common, and we have conducted business with these companies on that basis in 2013 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2013, there have been and currently are loans, guarantees and commitments, which totaled € 825 million (including loans amounting to € 388 million) as of December 31, 2013. The € 606 million decrease compared to December 31, 2012 was principally due to the Group obtaining control over the structured entity borrowers during the second quarter of 2013 as well as a repayment of a real estate exposure with a single counterparty.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	64
Annual Report 2013 on Form 20-F

All these credit exposures

—	were made in the ordinary course of business,
—	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
—	did not involve more than the normal risk of collectability or presented other unfavorable features compared to loans to nonrelated parties at their initiation.

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

Impaired loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans to related parties decreased by € 444 million to € 35 million, from December 31, 2012, principally driven by the consolidation of a customer group according to the adoption of IFRS 10. The following table presents an overview of the impaired loans we hold of some of our related parties as of December 31, 2013.

in € m.	Amount outstanding as of December 31, 2013	Largest amount outstanding January 1, to December 31, 2013		Provision for loan losses in 2013 [1]	Allowance for loan losses as of December 31, 2013[1]	Nature of the loan and transaction in which incurred
Customer A	1	1		0	1	Uncollateralized shareholder loan bearing interest at 8.5 % per annum. The loan is held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer B	1	1		1	1	Uncollateralized bridge financing unpaid at maturity, bearing interest at 7.25 % p.a. The loan is payable on demand and interest is accreted at the effective interest rate applied to the carrying amount.

Customer C	14	14		0	14	Comprising an uncollateralized shareholder loan within a project financing originally bearing interest at 5 % p.a. which has been terminated but not repaid. Interest is accreted at the effective interest rate applied to the carrying amount.

Customer D	2	2		0	1	Comprising a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 6.62 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer E	4	4		0	2	Comprising a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 4.67 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer F	1	1		0	0	Comprising a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 5.28 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer G	11	11		0	11	Comprising a real estate finance loan bearing interest at 6.27 % per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Total	35	n/a	[2]	1	31

[1]

The allowance for loan losses is calculated by subtracting the net present value of future expected cash flows from the current outstanding. The year-end balance of the loan loss allowance is in most cases lower than the amount of provision for credit losses required for the recognition due to unwinding effects based upon passage of time which are recognized in interest income.

[2]

Simply adding the largest amounts outstanding of the individual borrowers during the reporting period to arrive at an aggregate outstanding is not applicable as it would imply the assumption that the largest outstandings for all borrowers occurred simultaneously.

In the above table, customer A and B are unconsolidated subsidiaries of ours, customers C to F are investments held at equity and customer G is a shareholding in which we hold a participation of 10 % or more of the

Deutsche Bank	Item 8: Financial Information	65
Annual Report 2013 on Form 20-F

voting rights. The customer B became impaired during 2013 while customer C was impaired prior to 2013 but became a related party during 2013. Impaired loans to all other related party customers have been carried forward from the previous year end.

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

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 45 thereto, which are set forth as Part 2 of the Financial Report, and, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” thereto in the third paragraph under “Basis of Accounting”, certain parts of the Management Report set forth as Part 1 of the Financial Report. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 422 of the Financial Report.

Legal Proceedings

General. We and our subsidiaries operate in a legal and regulatory environment that exposes us to significant litigation risks. As a result, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Please refer to Note 29 “Provisions” of our consolidated financial statements for descriptions of certain significant legal proceedings. Additional legal proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability are described below.

City of Milan Matters. In January 2009, the City of Milan (the “City”) issued civil proceedings in the District Court of Milan against Deutsche Bank and three other banks (together the “Banks”) in relation to a 2005 bond issue by the City (the “Bond”) and a related swap transaction which was subsequently restructured several times between 2005 and 2007 (the “Swap”) (the Bond and Swap together, the “Transaction”). The City sought damages and/or other remedies on the grounds of alleged fraudulent and deceitful acts and alleged breach of advisory obligations. During March 2012, the City and the Banks agreed to discharge all existing civil claims between them in respect of the Transaction, with no admission of liability by the Banks. While some aspects of the Swap remain in place between Deutsche Bank and the City, others were terminated as part of the civil settlement. As a further condition of the civil settlement, the sums seized from the Banks by the Milan Prosecutor (in the case of Deutsche Bank, € 25 million) were returned by the Prosecutor to the Banks, despite this seizure having been part of the trial described below. Deutsche Bank also received a small interest payment in respect of the seized sum.

Deutsche Bank	Item 8: Financial Information	66
Annual Report 2013 on Form 20-F

In March 2010, at the Milan Prosecutor’s request, the Milan judge of the preliminary hearing approved the indictment of each of the Banks and certain of their employees (including two current employees of Deutsche Bank). The indictments of the employees were for alleged criminal offences relating to the Swap and subsequent restructuring, in particular fraud against a public authority. The Banks were charged with an administrative (non-criminal) offence of having systems and controls that did not prevent the employees’ alleged crimes. A first instance verdict was handed down on December 19, 2012. This verdict found all the Banks and certain employees, including the two Deutsche Bank employees, guilty of the charges against them. A reasoned judgment was handed down on February 3, 2013. Deutsche Bank and its employees filed appeals of this judgment in May 2013, and the appeals commenced on January 30, 2014. On March 7, 2014, the Milan Court of Appeal upheld all the grounds of appeal and quashed both the criminal convictions of the employees and the administrative liability of the Banks. The prosecutor has yet to decide whether to appeal to the Supreme Court.

Corporate Securities Matters. Deutsche Bank and Deutsche Bank Securities Inc. (“DBSI”) regularly act in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and are from time to time named as defendants in litigation commenced by investors relating to those securities.

Deutsche Bank and DBSI, along with numerous other financial institutions, have been sued in the United States District Court for the Southern District of New York in various actions in their capacity as underwriters and sales agents for debt and equity securities issued by American International Group, Inc. (“AIG”) between 2006 and 2008. On May 19, 2009, lead plaintiffs filed a consolidated putative securities class action pursuant to Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). The underwriters and sales agents are not named in the Exchange Act claims. The complaint alleges, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps, that AIG’s real estate assets were overvalued, and that AIG’s financial statements did not conform to GAAP. The total amount of securities alleged to have been sold by the underwriter and sales agent defendants pursuant to the offerings at issue in the consolidated action is U.S.$ 27 billion. Deutsche Bank AG underwrote approximately U.S.$ 550 million in AIG securities. DBSI underwrote approximately U.S.$ 811 million in AIG securities. On April 1, 2011, lead plaintiffs filed a motion for class certification and defendants’ oppositions were filed on May 24, 2012. Lead plaintiffs filed their reply brief on June 22, 2012. The Court held oral argument on the class certification motion on May 1, 2013. Fact discovery is also complete. Expert discovery has been deferred pending the Court’s ruling on class certification. On January 30, 2014, the Court stayed the case until the Supreme Court renders its decision in Halliburton, a case involving unrelated parties but relating to the legal issue of class certification. The underwriter and sales agent defendants, including Deutsche Bank and DBSI, received a customary agreement to indemnify from AIG as issuer in connection with the offerings, upon which they have notified AIG that they are seeking indemnity.

DBSI, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (“GM”) in connection with GM’s November 18, 2010 initial public offering (“IPO”). DBSI acted as an underwriter for the offering. Specifically, lead plaintiff alleges that the registration statement issued in connection with the IPO contained material misstatements and/or omissions. The original complaint was filed on June 29, 2012. Lead plaintiff was appointed on November 21, 2012, and lead plaintiff filed an amended complaint on February 1, 2013. A motion to dismiss has been fully briefed. The underwriters, including DBSI, received a customary agreement to indemnify from GM as issuer in connection with the offerings, upon which they have notified GM that they are seeking indemnity.

Deutsche Bank	Item 8: Financial Information	67
Annual Report 2013 on Form 20-F

DBSI, along with other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York in April 2009 alleging material misstatements and/or omissions in the offering documents of General Electric Co.’s (“GE”) October 2008 common stock offering. DBSI acted as an underwriter in the offering. On July 29, 2009, the Court entered an order consolidating this action with others generally arising out of the same facts against GE and various company officers and directors. A consolidated amended complaint was filed on October 2, 2009. Defendants moved to dismiss the consolidated amended complaint on November 24, 2009, and, on June 9, 2010, the plaintiff filed a second amended complaint. Defendants moved to dismiss the second amended complaint on June 30, 2010, and the Court granted in part and denied in part that motion on January 12, 2012. On January 26, 2012, defendants moved for reconsideration regarding the claims which were not dismissed, and, on April 18, 2012, the Court granted reconsideration and dismissed the remaining claims against DBSI and the other underwriter defendants. Some claims against the GE-related defendants survived. The time for any appeal from dismissal of the claims against the underwriters will not begin to run until disposition of the remaining claims against the GE-related defendants. The underwriters, including DBSI, received a customary agreement to indemnify from GE as issuer in connection with the offerings, upon which they have notified GE that they are seeking indemnity. A settlement between GE and the plaintiffs has been reached and was approved by the Court on September 6, 2013. On October 3, 2013, a shareholder of GE filed a notice of appeal challenging the settlement which was withdrawn on March 11, 2014.

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

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real-estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Project GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. The District Court Bonn dismissed two lawsuits against Sal. Oppenheim. The relevant plaintiffs filed appeals against these decisions. In another lawsuit the District Court Frankfurt held that Sal. Oppenheim must fully unwind the investment. Sal. Oppenheim has appealed this decision.

Hiring Practices Inquiries. Certain regulatory authorities are examining Deutsche Bank’s hiring practices in the Asia-Pacific region to determine if any candidates were hired on the basis of referrals from executives at governmental entities (including state-owned enterprises) in potential violation of the Foreign Corrupt Practices Act or similar laws. Deutsche Bank is cooperating with these inquiries.

Deutsche Bank	Item 8: Financial Information	68
Annual Report 2013 on Form 20-F

Hydro Dispute. Deutsche Bank was involved in legal proceedings with respect to a hydropower project in Albania. On the other side were two Italian companies, BEG SpA and Hydro Srl. BEG is Deutsche Bank’s joint venture partner with respect to the project; Hydro was the joint venture vehicle (owned 55 % by BEG and 45 % by Deutsche Bank). The dispute centered around whether Deutsche Bank had an obligation to fund construction of the project in full. Deutsche Bank’s position was that its sole funding obligation with respect to the project was to provide an equity injection of up to € 35 million, which obligation it has fulfilled.

Initially, Deutsche Bank was defendant in an arbitration claim from Hydro in Italy for damages of € 411 million for alleged failure to finance the construction of the project (“Rome 1”). In November 2011, the arbitration panel ruled that there was evidence of some (unspecified) further financing commitment on Deutsche Bank’s part, and issued an award of approximately € 29 million against Deutsche Bank. Deutsche Bank appealed to the Court of Appeal in Rome for the award to be set aside. The Court affirmed the award in July 2013.

Deutsche Bank responded to the Rome 1 arbitration by bringing a claim against BEG in an International Chamber of Commerce (ICC) arbitration in Paris. The ICC tribunal’s award, which was issued in April 2013, confirmed inter alia that Deutsche Bank had fulfilled its obligations in respect of the project to date and that (contrary to the findings of the Italian arbitration panel) no further financing commitment exists on the Bank’s part. The ICC tribunal also dismissed BEG’s counterclaim of € 242 million in full.

In the fourth quarter of 2012, Hydro launched a new arbitration against Deutsche Bank in Italy (“Rome 2”). Hydro sought damages of approximately € 490 million in respect of historic losses, with a further € 200 million in respect of future losses should the concession to build the power plant be revoked. In August 2013 the Rome 2 panel issued an award of € 396 million against Deutsche Bank.

In June 2013, Deutsche Bank commenced a new arbitration before the ICC tribunal in Paris, seeking inter alia recovery of any sums paid by the Bank in connection with the Rome 1 or Rome 2 arbitrations.

On October 30, 2013, Deutsche Bank entered into a settlement with BEG SpA and Hydro Srl resolving all outstanding proceedings and disputes between the parties. The financial terms of the settlement were not material to Deutsche Bank.

IBEW Local 90 Class Action. Deutsche Bank and certain of its officers have been named as defendants in a putative class action pending in the United States District Court for the Southern District of New York brought on behalf of all persons who acquired Deutsche Bank ordinary shares between January 3, 2007 and January 16, 2009 (the “class period”). In an amended complaint, plaintiff alleges that during the class period, the value of Deutsche Bank’s securities was inflated due to alleged misstatements or omissions on Deutsche Bank’s part regarding the potential exposure to Deutsche Bank arising out of the MortgageIT, Inc. acquisition, and regarding the potential exposure arising from Deutsche Bank’s RMBS (residential mortgage-backed securities) and CDO (collateralized debt obligations) portfolio during the class period. Claims are asserted under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder. Defendants moved to dismiss the amended complaint. By decision dated March 27, 2013, the Court largely denied the motion to dismiss as to Deutsche Bank and all but one of the individual defendants. The Court dismissed all claims by class members who acquired shares outside the United States. Plaintiffs moved for class action certification on July 1, 2013. Following an evidentiary hearing, the Court issued its decision on October 29, 2013 denying Plaintiffs’ motion. On January 2, 2014, the parties informed the Court that a settlement in principle had been reached that will provide for dismissal of the action with prejudice. In response, on January 6, 2014, the Court ordered that the action be discontinued without costs to any party and without prejudice to restore the action if such application is made by February 3, 2014. On January 29, 2014, the parties informed the Court that a final settlement had been completed and requested the Court to provide a dismissal of the action with prejudice. The financial terms of this settlement are not material to Deutsche Bank.

Deutsche Bank	Item 8: Financial Information	69
Annual Report 2013 on Form 20-F

Kaupthing CLN Claims. In June 2012, Kaupthing hf (acting through its Winding-up Committee) issued Icelandic law clawback claims for approximately € 509 million (plus interest) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes, referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island Special Purpose Vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. It is claimed that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed its defense in the Icelandic proceedings in late February 2013 and continues to defend the claims.

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

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch filed an appeal against the decision.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit was based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH sought a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. KGL Pool GmbH appealed the decision. On December 14, 2012, the appellate court altered the judgment by District Court Munich I and held that Deutsche Bank and Dr. Breuer are liable for damages assigned by one subsidiary of the former Kirch Group and claimed under the motion for payment, rendered a declaratory judgment in favor of certain subsidiaries and dismissed the claims assigned by certain other subsidiaries. On March 12, 2013, the appellate court handed down the written judgment containing the reasons for its decisions. Deutsche Bank and Dr. Breuer filed a request for leave to appeal with the German Federal Supreme Court. The appellate court asked a valuation expert to opine on the market value of ProSiebenSat.1 shares held by Kirch Media before the interview to facilitate its decision on the alleged damages underlying the payment claim.

On February 20, 2014, at a court hearing before the Munich appellate court, the heir of Dr. Leo Kirch, as plaintiff in the Printbeteiligungs case, and KGL Pool GmbH on the one side and Deutsche Bank on the other side entered into a settlement agreement pursuant to which Deutsche Bank agreed to pay € 775 million (plus interest at the rate of 5 % p.a. since March 24, 2011 and costs in the amount of € 40 million) in consideration for the plaintiffs withdrawing their claims.

Deutsche Bank	Item 8: Financial Information	70
Annual Report 2013 on Form 20-F

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees may be delivered during 2014. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of not less than € 220 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with verdicts in some actions possible during 2014.

Monte Dei Paschi. In February 2013 Banca Monte Dei Paschi Di Siena (“MPS”) issued civil proceedings in Italy against Deutsche Bank AG alleging that Deutsche Bank fraudulently or negligently assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions with MPS and “Santorini”, a wholly owned SPV of MPS, which helped MPS defer losses on a previous transaction undertaken with Deutsche Bank. MPS claimed at least € 500 million in damages. Subsequently, in July 2013, the Fondazione Monte Dei Paschi, MPS’ largest shareholder, also issued civil proceedings in Italy for damages based on substantially the same facts. In December 2013, Deutsche Bank reached an agreement with MPS in relation to the transactions that resolves the civil proceedings by MPS. The civil proceedings by the Fondazione Monte Dei Paschi remain pending.

There is also an ongoing criminal investigation by the Siena Public Prosecutor into the transactions and certain unrelated transactions entered into by a number of other international banks with MPS. No charges have yet been brought. Separately, Deutsche Bank has also received requests for information in relation to the transactions from certain regulators, with whom it is cooperating.

Ocala Litigation. Deutsche Bank is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (“Taylor Bean”), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America for breach of contract, breach of fiduciary duty, and contractual indemnity resulting from Bank of America’s failure to secure and safeguard cash and mortgage loans that secured Deutsche Bank’s commercial paper investment. On March 23, 2011, the trial court denied in part and granted in part Bank of America’s motion to dismiss the complaint. On October 1, 2012, Deutsche Bank amended its first complaint against Bank of America, to assert additional claims for breach of contract, breach of fiduciary duty (which includes a claim related to Bank of America’s conversion of mortgages), negligence, negligent misrepresentation, unjust enrichment, and other tort and equitable claims. On June 6, 2013, the trial court granted Bank of America’s motion to dismiss the additional claims asserted by Deutsche Bank in its second amended complaint and on December 9, 2013 denied Deutsche Bank’s request seeking leave to amend its complaint against Bank of America to include the dismissed claims. This litigation is in discovery.

Deutsche Bank	Item 8: Financial Information	71
Annual Report 2013 on Form 20-F

On December 29, 2011, Deutsche Bank commenced a civil litigation in Circuit Court of the 11th Judicial Circuit in Miami Dade County, Florida for professional malpractice and negligent misrepresentation against Deloitte & Touche LLP, the auditors of Taylor Bean’s financial statements, which were consolidated with certain subsidiaries, including wholly owned subsidiary Ocala. On March 20, 2012, the court denied Deloitte & Touche LLP’s motion to dismiss. This case has been settled to the mutual satisfaction of the parties.

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

The U.K. action was brought by Deutsche Bank to recover approximately U.S.$ 246 million owed by SHI after the termination of two sets of master trading agreements with SHI. In the U.K. action against SHI, the trial court (upheld by the Court of Appeal) held that it had jurisdiction over Deutsche Bank’s suit and rejected SHI’s claim that the U.K. was an inconvenient forum for the case to be heard.

As a counterclaim against Deutsche Bank in the U.K., SHI duplicated aspects of the U.S. claim (described below) in the U.K. proceedings. The amount of the U.K. pleaded counterclaim was not fully specified and elements may have been duplicative, but the pleaded claim was for at least NOK 8.28 billion (around € 1.0 billion or U.S.$ 1.38 billion at recent exchange rates, which do not necessarily equate to the rates applicable to the claim). Substantial consequential loss claims were pleaded in addition based primarily on the profits which SHI claimed it would have made on the moneys allegedly lost. The total quantum of SHI’s alleged losses remains unclear, but SHI’s expert has calculated losses claimed (including consequential losses) as potentially amounting to NOK 44.1 billion (around U.S.$ 7.35 billion or € 5.33 billion at recent exchange rates, which do not necessarily equate to the rates applicable to the claim) plus sums associated with the currency in which damages are claimed (NOK) and interest. SHI also brought other claims including for restitution and declaratory relief.

The trial in the English court began in April 2013 and judgment was handed down in November 2013. The English court found SHI liable to Deutsche Bank for the amount of approximately U.S.$ 236 million, plus interest, plus 85 % of costs, including an interim award of GBP 32 million, in respect of Deutsche Bank’s claim and denied SHI’s counterclaims, holding that SHI was not entitled to any recovery. In December 2013 Deutsche Bank commenced action in the English court against Mr. Alexander Vik (SHI’s sole shareholder and director) personally in respect of the GBP 32 million interim costs award.

Deutsche Bank	Item 8: Financial Information	72
Annual Report 2013 on Form 20-F

On December 20, 2013, SHI filed an application for permission to appeal portions of the trial court judgment with the Court of Appeal in England.

The U.S. action is a damages claim brought by SHI against Deutsche Bank in New York State court, arising out of the same circumstances as Deutsche Bank’s suit against SHI in the U.K. and seeking damages of at least U.S.$ 2.5 billion in an amended complaint filed January 10, 2011. SHI’s claims largely relate to allegations that Deutsche Bank breached certain agreements and made improper margin calls. The trial court denied SHI’s request to enjoin Deutsche Bank’s suit in the U.K. The trial court denied Deutsche Bank’s motion to dismiss or stay the U.S. action in favor of the U.K. action, while granting Deutsche Bank’s motion to dismiss SHI’s tort claims but not its contract and quasi-contractual claims. The New York Appellate Division affirmed the trial court’s decision, and the amended complaint was filed after the Appellate Division decision. Deutsche Bank moved to dismiss certain of the claims alleged in the amended complaint. The trial court granted Deutsche Bank’s motion to dismiss SHI’s tort claims, certain of its contract and quasi-contract claims, and its claims for punitive damages. On July 2, 2013, the Appellate Division affirmed the trial court’s ruling, and on October 15, 2013, the Appellate Division denied SHI’s motion for leave to appeal to the New York Court of Appeals. On July 30, 2013, SHI informed the trial court of its intention to file a motion seeking leave to file a further amended complaint, but it has not yet filed such a motion. Discovery in the U.S. action is scheduled to close on April 4, 2014, and dispositive motions are due to be filed by May 16, 2014. No trial date has been set.

In November and December 2013, Deutsche Bank commenced actions in New York and Connecticut seeking to enforce the English judgment against SHI and Mr. Vik. In addition, Deutsche Bank brought claims in New York against SHI, Mr. Vik, and other defendants, including Mr. Vik’s wife, Carrie Vik, and a family trust, for fraudulent transfers that stripped SHI of assets in October 2008.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and officers were the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Following this, plaintiffs filed a second amended complaint, which did not include claims based on the October 2006 issuance of securities. On defendants’ motion for reconsideration, the court on August 10, 2012 dismissed the second amended complaint with prejudice. Plaintiffs sought reconsideration of that dismissal. On May 15, 2013, the court denied plaintiffs’ motion for reconsideration. On June 13, 2013, plaintiffs filed a notice of appeal with the United States Court of Appeals for the Second Circuit. Defendants moved to dismiss the appeal as untimely. That motion was denied. Plaintiffs filed their appellate brief on December 10, 2013. Defendants filed a brief in response to Plaintiffs’ appellate brief on March 10, 2014.

ZAO FC Eurokommerz. On December 17, 2013, the liquidator of ZAO FC Eurokommerz commenced proceedings in the Arbitrazh Court of the City of Moscow against Deutsche Bank. The claim amounts to approximately € 210 million and relates to the repayment of a RUB 6.25 billion bridge loan facility extended to ZAO FC Eurokommerz on August 21, 2007. The bridge loan was repaid in full on December 21, 2007. ZAO FC Eurokommerz filed for bankruptcy on July 31, 2009. The liquidator alleges, amongst other things, (i) that Deutsche Bank must have known that ZAO FC Eurokommerz was in financial difficulties at the time of repayment and (ii) that the bridge loan was repaid from the proceeds of a securitization transaction which was found to be invalid and consequently the proceeds should not have been available to repay the bridge loan. The first instance hearing on the merits of the claim has been postponed until April 8, 2014.

Deutsche Bank	Item 8: Financial Information	73
Annual Report 2013 on Form 20-F

Dividend Policy

We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. In particular, the dividend proposed for 2013 is € 0.75, compared to dividends paid of € 0.75 for 2012 and € 0.75 for 2011. If we are not profitable, we may not pay dividends at all. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.

Under German law, our dividends are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. They then allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit. They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. A profit distribution from balance sheet profit is only permitted to the extent that the balance sheet profit plus distributable earnings exceeds potential dividend blocking items, which consist of deferred tax assets, self-developed software and unrealized gains on plan assets, all net of respective deferred tax liabilities.

We then distribute the full amount of the balance sheet profit not subject to dividend blocking of Deutsche Bank AG if the Annual General Meeting so resolves. The Annual General Meeting may resolve a non-cash distribution instead of, or in addition to, a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genussrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit.

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

Significant Changes

Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2013.

Deutsche Bank	Item 9: The offer and Listing	74
Annual Report 2013 on Form 20-F

Item 9: The Offer and Listing

Offer and Listing Details and Markets

Our share capital consists of ordinary shares issued in registered form without par value. Under German law, shares without par value are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Our shares have a nominal value of € 2.56 per share.

The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the six other German stock exchanges (Berlin, Duesseldorf, Hamburg, Hanover, Munich and Stuttgart), on the Eurex and the New York Stock Exchange.

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

	Price per share (Xetra)[1]			Price per share (NYSE)[2]
	High (in €)	Low (in €)	Period-end (in €)	High (in U.S.$)	Low (in U.S.$)	Period-end (in U.S.$)
Monthly 2014:
February	36.35	34.35	35.24	49.53	46.86	48.34
January	40.00	34.01	35.89	54.48	46.43	48.18

Monthly 2013:
December	35.70	32.94	34.68	48.45	45.10	48.24
November	35.74	33.43	35.49	48.57	45.00	47.96
October	37.20	33.71	35.63	50.97	45.70	48.32
September	36.26	32.98	33.94	49.12	43.65	45.88

Quarterly 2013:
Fourth Quarter	37.20	32.94	34.68	50.97	45.00	48.24
Third Quarter	36.58	30.44	33.94	49.12	39.90	45.88
Second Quarter	37.87	29.41	32.16	49.13	38.18	41.95
First Quarter	38.73	29.93	30.42	52.92	38.46	39.12

Quarterly 2012:
Fourth Quarter	36.24	30.64	32.95	46.90	40.07	44.29
Third Quarter	34.13	22.11	30.75	44.96	27.05	39.65
Second Quarter	38.02	26.61	28.50	50.26	33.14	36.17
First Quarter	39.51	26.17	37.31	52.53	33.29	49.79

Annual:
2013	38.73	29.41	34.68	52.92	38.18	48.24
2012	39.51	22.11	32.95	52.53	27.05	44.29
2011	48.70	20.79	29.44	66.00	28.58	37.86
2010	55.11	35.93	39.10	82.16	47.35	52.05
2009	53.05	14.00	44.98	84.93	21.15	70.91

Note: Data is based on Bloomberg and NYSE Euronext.

[1]	Historical share prices have been adjusted on October 6, 2010 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.912477.
[2]	Historical share prices are unadjusted prior to October 6, 2010.

For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information – Exchange Rate and Currency Information.”

You should not rely on our past share performance as a guide to our future share performance.

Deutsche Bank	Item 10: Additional Information	75
Annual Report 2013 on Form 20-F

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

Our Business Objectives

Section 2 of our Articles of Association sets out the objectives of our business:

—	to transact all aspects of banking business;
—	to provide financial and other services; and
—	to promote international economic relations.

Our Articles of Association permit us to pursue these objectives directly or through subsidiaries and affiliated companies.

Deutsche Bank	Item 10: Additional Information	76
Annual Report 2013 on Form 20-F

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

Supervisory Board and Management Board

For more information on our Supervisory Board and Management Board, see “Item 6: Directors, Senior Management and Employees.”

Voting Rights and Shareholders’ Meetings

Each of our shares entitles its registered holder to one vote at our General Meeting. Our Annual General Meeting takes place within the first eight months of our fiscal year. Pursuant to our Articles of Association, we may hold the meeting in Frankfurt am Main, Düsseldorf or any other German city with over 500,000 inhabitants. Unless a shorter period is permitted by law, we must give the notice convening the General Meeting at least 30 days before the last day on which shareholders can register their attendance of the General Meeting (which is the fifth day immediately preceding that General Meeting). We are required to include details regarding the shareholder attendance registration process and the issuance of admission cards in our invitation to the General Meeting.

The Management Board or the Supervisory Board may also call an extraordinary General Meeting. Shareholders holding in the aggregate at least 5 % of the nominal value of our share capital may also request that such a meeting be called.

According to our Articles of Association our shares are issued in the form of registered shares. For purposes of registration in the share register, all shareholders are required to notify us of the number of shares they hold and, in the case of natural persons, of their name, address and date of birth and, in the case of legal persons, of their registered name, business address and registered domicile. Both being registered in our share register and the timely registration for attendance of the General Meeting constitute prerequisite conditions for any shareholder’s attendance and exercise of voting rights at the General Meeting. Shareholders may register their attendance of a General Meeting with the Management Board (or as otherwise designated in the invitation) by written notice or electronically, no later than the fifth day immediately preceding the date of that General Meeting. Any shareholders who have failed to comply with certain notification requirements summarized under “Notification Requirements” below are precluded from exercising any rights attached to their shares, including voting rights.

Under German law, upon our request a registered shareholder must inform us whether that shareholder owns the shares registered in its name or whether that shareholder holds the shares for any other person as a nominee shareholder. Both the nominee shareholder and the person for whom the shares are held have an obligation to provide the same personal data as required for registration in the share register with respect to the person for whom the shares are held. For so long as a registered shareholder does not provide the requested information as to its holding of the shares or, in the case of nominee shareholding, the required information about the person for whom the shares are held has not been provided, the shares held by the registered shareholder carry no voting rights.

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

Deutsche Bank	Item 10: Additional Information	77
Annual Report 2013 on Form 20-F

The Annual General Meeting normally adopts resolutions on the following matters:

—	appropriation of distributable balance sheet profits (Bilanzgewinn) from the preceding fiscal year;
—	formal ratification of the acts (Entlastung) of the members of the Management Board and the members of the Supervisory Board in the preceding fiscal year; and
—	appointment of independent auditors for the current fiscal year.

A simple majority of votes cast is generally sufficient to approve a measure, except in cases where a greater majority is otherwise required by our Articles of Association or by law. Under the Stock Corporation Act and the German Transformation Act (Umwandlungsgesetz), certain resolutions of fundamental importance require a majority of at least 75 % of the share capital represented at the General Meeting adopting the resolution, in addition to a majority of the votes cast. Such resolutions include the following matters, among others:

—	amendments to our Articles of Association changing our business objectives;
—	capital increases that exclude subscription rights;
—	capital reductions;
—	creation of authorized or conditional capital;
—	our dissolution;
—	“transformations” under the German Transformation Act (Umwandlungsgesetz) such as mergers, spin-offs and changes in our legal form;
—	transfer of all our assets;
—	integration of another company; and
—	intercompany agreements (in particular, domination and profit-transfer agreements).

Under certain circumstances, such as when a resolution violates our Articles of Association or the Stock Corporation Act, shareholders may file a shareholder action with the appropriate Regional Court (Landgericht) in Germany to set aside resolutions adopted at the General Meeting.

Under German law, the rights of shareholders as a group can be changed by amendment of the company’s articles of association. Any amendment of our Articles of Association requires a resolution of the General Meeting. The authority to amend our Articles of Association, insofar as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of shares from authorized capital, has been assigned to our Supervisory Board by our Articles of Association. Pursuant to our Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, insofar as a majority of capital stock is required, by a simple majority of capital stock, except where law or our Articles of Association determine otherwise. The rights of individual shareholders can only be changed with their consent. Amendments to the Articles of Association become effective upon their registration in the Commercial Register.

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

Dividend Rights

For a summary of our dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information – Dividend Policy.”

Deutsche Bank	Item 10: Additional Information	78
Annual Report 2013 on Form 20-F

Increases in Share Capital

German law and our Articles of Association permit us to increase our share capital in any of three ways:

—	Resolution by our General Meeting authorizing the issuance of new shares.
—

Resolution by our General Meeting authorizing the Management Board, subject to the approval of the Supervisory Board, to issue new shares up to a specified amount (no more than 50 % of existing share capital) within a specified period, which may not exceed five years. This is referred to as authorized capital (genehmigtes Kapital).

—

Resolution by our General Meeting authorizing the issuance of new shares up to a specified amount (no more than 50 % of existing share capital) for specific purposes, such as for employee stock options, for use as consideration in a merger or to issue to holders of convertible bonds or other convertible securities. This is referred to as conditional capital (bedingtes Kapital).

The issuance of new ordinary shares by resolution of the General Meeting requires the simple majority of the votes cast and of the share capital represented at the General Meeting. Resolutions of the General Meeting concerning the creation of authorized or conditional capital require the simple majority of the votes cast and a majority of at least 75 % of the share capital represented at the General Meeting.

Liquidation Rights

The Stock Corporation Act requires that if we are liquidated, any liquidation proceeds remaining after the payment of all our liabilities will be distributed to our shareholders in proportion to their shareholdings.

Preemptive Rights

In principle, holders of our shares have preemptive rights allowing them to subscribe any shares, bonds convertible into, or attached warrants to subscribe for, our shares or participatory certificates we issue. Such preemptive rights exist in proportion to the number of shares currently held by the shareholder. Preemptive rights of shareholders may be excluded with respect to any capital increase, however, as part of the resolution by the General Meeting on such capital increase. Such a resolution by the General Meeting on a capital increase that excludes the shareholders’ preemptive rights with respect thereto requires both a majority of the votes cast and a majority of at least 75 % of the share capital represented at the General Meeting. A resolution to exclude preemptive rights requires that the proposed exclusion is expressly disclosed in the agenda to the General Meeting and that the Management Board presents the reasons for the exclusion to the shareholders in a written report. Under the Stock Corporation Act, preemptive rights may in particular be excluded with respect to capital increases not exceeding 10 % of the existing share capital with an issue price payable in cash not significantly below the stock exchange price at the time of issuance. In addition, shareholders may, in a resolution by the General Meeting on authorized capital, authorize the Management Board to exclude the preemptive rights with respect to newly issued shares from authorized capital in specific circumstances set forth in the resolution.

Shareholders are generally permitted to transfer their preemptive rights. Preemptive rights may be traded on one or more German stock exchanges for a limited number of days prior to the final day the preemptive rights can be exercised.

Notices and Reports

We publish notices pertaining to our shares and the General Meeting in the electronic German Federal Gazette (Bundesanzeiger) and, when so required, in at least one national newspaper designated for exchange notices.

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

Deutsche Bank	Item 10: Additional Information	79
Annual Report 2013 on Form 20-F

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

Notification Requirements

Disclosure of Interests in a Listed Stock Corporation

Disclosure Obligations under the German Securities Trading Act

Pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz), any shareholder whose voting interest in a listed company like Deutsche Bank, through acquisition, sale or by other means, reaches, exceeds or falls below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50 % or 75 % threshold must notify us and the BaFin of its current aggregate voting interest in writing and without undue delay, but at the latest within four trading days. In connection with this requirement, the German Securities Trading Act contains various provisions regarding the attribution of voting rights to the person who actually controls the voting rights attached to the shares.

Furthermore, the voting rights attached to a third party’s shares are attributed to a shareholder if the shareholder coordinates its conduct concerning the listed company with the third party (so-called “acting in concert”) either through an agreement or other means. Acting in concert is deemed to exist if the parties coordinate their voting at the listed company’s general meeting or, outside the general meeting, coordinate their actions with the goal of significantly and permanently modifying the listed company’s corporate strategy. Each party’s voting rights are attributed to each of the other parties acting in concert.

Shareholders failing to comply with their notification obligations are prevented from exercising any rights attached to their shares (including voting rights and the right to receive dividends) until they have complied with the notification requirements. In the event of a willful or grossly negligent breach of the notification obligations, shareholders are prevented from exercising their voting rights for a six-month period commencing upon the delayed submission of the notification, unless the shareholder submitted an incorrect notification deviating no more than 10 % from the actual percentage of voting rights and the shareholder notified the listed company that his or her holdings reached, exceeded or fell below the notification thresholds described above. Non-compliance with the disclosure requirement may also result in a fine.

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

Deutsche Bank	Item 10: Additional Information	80
Annual Report 2013 on Form 20-F

the German Act on Strengthening Investor Protection and Improving the Functionality of the Capital Market (Gesetz zur Stärkung des Anlegerschutzes und Verbesserung der Funktionsfähigkeit des Kapitalmarktes), this obligation has been extended to “other instruments” which may not qualify as “financial instruments” within the meaning of the German Securities Trading Act that grant the holder the right to acquire unilaterally, based on a legally binding agreement, existing shares of Deutsche Bank carrying voting rights.

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

Disclosure Obligations under the German Securities Acquisition and Takeover Act

Pursuant to the German Securities Acquisition and Takeover Act, any person whose voting interest reaches or exceeds 30 % of the voting shares of a listed stock corporation must, within seven calendar days, publish this fact (including the percentage of its voting rights) on the Internet and by means of an electronically operated financial information dissemination system. In addition, the person must subsequently make a mandatory public tender offer within four weeks to all shareholders of the listed company unless an exemption has been granted. The German Securities Acquisition and Takeover Act contains a number of provisions intended to ensure that shareholdings are attributed to those persons who actually control the voting rights attached to the shares. The provisions regarding coordinated conduct as part of the German Securities Acquisition and Takeover Act (so-called “acting in concert”) and the rules on the attribution of voting rights attached to shares of third parties are the same as the statutory securities trading provisions described above under “Disclosure Obligations under the German Securities Trading Act” except with respect to voting rights of shares underlying financial instruments whose holders are vested with the right, pursuant to a legally binding agreement, to unilaterally acquire existing voting shares of the listed company and voting rights which may be acquired on the basis of financial and other instruments enabling the acquisition of voting shares. If a shareholder fails to provide notice on reaching or exceeding the 30 % threshold, or fails to make a public tender offer, the shareholder will be precluded from exercising any rights associated with its shares (including voting and dividend rights) until it has complied with the requirements under the German Securities Acquisition and Takeover Act. In addition, non-compliance with the disclosure requirement may result in a fine.

Disclosure of Participations in a Credit Institution

The German Banking Act (Kreditwesengesetz) requires any person intending to acquire, alone or acting in concert with another person, a significant participation (bedeutende Beteiligung) in a credit or financial services institution to notify the BaFin and the Bundesbank without undue delay and in writing of the intended acquisition. A significant participation is a direct or indirect holding in an undertaking which represents 10 % or more of the voting rights or which makes it possible to exercise a significant influence over the management of such undertaking. The required notice must contain information demonstrating, among other things, the reliability of the person or, in the case of a corporation or other legal entity, the reliability of its directors and officers.

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

Deutsche Bank	Item 10: Additional Information	81
Annual Report 2013 on Form 20-F

reliable or not qualified, that money laundering or financing of terrorism has occurred or been attempted in connection with the intended acquisition, or that there would be an increased risk of such illegal acts as a result of the intended acquisition. During its assessment period the BaFin may request further information necessary for its assessment. Generally, such a request delays the expiration of the assessment period by up to 20 business days.

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

Review of Acquisition of 25 % or more by the German Federal Ministry of Economics and Technology

Pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) and the Foreign Trade Regulation (Außenwirtschaftsverordnung), the direct or indirect acquisition of 25 % or more of the voting rights in a German company by investors from outside the European Union and the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland) or by entities which are owned by 25 % or more by investors from outside the aforementioned region may be reviewed by the German Federal Ministry of Economics and Technology. If the Ministry determines that the acquisition poses a threat to the public policy or public security of Germany, it may impose conditions on or suspend the acquisition or require that it is unwound. The decision to review an acquisition must be made within three months following the conclusion of the contract or publication of the decision to launch a take-over bid or publication of the acquisition of control. The review must be completed within two months following receipt of the complete acquisition documents. No notification of the acquisition is required but the acquirer may seek pre-clearance of a proposed acquisition from the Federal Ministry of Economics and Technology.

EU Short Selling Regulation (ban on naked short selling)

Regulation (EU) No 236/2012 of the European Parliament and of the Council of March 14, 2012 on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”) came into force on November 1, 2012. The EU Short Selling Regulation, the regulations adopted by the EU Commission implementing it, and the German act implementing the EU Short Selling Regulation replace the previously applicable German federal provisions governing the ban on naked short selling of shares and certain debt securities. (Short sales are sales of securities that the seller does not own, with the intention of buying back an identical security at a later point in time in order to be able to deliver the security. A short sale is “naked” when the seller has not borrowed the securities at the time of the short sale, or ensured they can be borrowed.) Under the EU Short Selling Regulation, short sales of shares are permitted only under certain conditions. Significant net short positions in shares must be reported to the BaFin and, if a certain threshold is exceeded, they must also be publicly disclosed. Net short positions are calculated by netting the long and short positions held by a natural or legal person in the issued capital of the company concerned. The details are set forth in the EU Short Selling Regulation and the regulations adopted by the EU Commission implementing it. In certain situations described in greater detail in the EU Short Selling Regulation, the BaFin is permitted to limit short selling and comparable transactions.

Material Contracts

In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.

Deutsche Bank	Item 10: Additional Information	82
Annual Report 2013 on Form 20-F

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

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, 10 % or more of our voting stock, persons that hold

Deutsche Bank	Item 10: Additional Information	83
Annual Report 2013 on Form 20-F

shares through a partnership or hybrid entity and persons whose “functional currency” is not the U.S. dollar. The summary is based on German and U.S. laws, treaties and regulatory interpretations, including in the United States current and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to change (possibly with retroactive effect).

Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares in light of their particular circumstances, including the effect of any state, local or other national laws.

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

Subject to certain exceptions for short-term and hedged positions, “qualified dividends” received by certain non-corporate U.S. shareholders will generally be subject to taxation in the United States at a lower rate than other ordinary income. Dividends received will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination of whether we are a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of our income and valuation of our assets, including goodwill and other intangible assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our taxable years ended December 31, 2012 or December 31, 2013. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2014, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.

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

Deutsche Bank	Item 10: Additional Information	84
Annual Report 2013 on Form 20-F

Refund Procedures

To claim a refund, a U.S. resident must submit, within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. For dividends received after 2011, the claim for refund must be accompanied by a withholding tax certificate (Kapitalertragsteuerbescheinigung) on an officially prescribed form and issued by the institution that withheld the tax.

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

Taxation of Capital Gains

Under the Treaty, a U.S. resident will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss on the sale or other disposition of shares in an amount equal to the difference between such holder’s tax basis in the shares and the U.S. dollar value of the amount realized from their sale or other disposition. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a lower rate than ordinary income. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. The ability to offset capital losses against ordinary income is subject to limitations.

Deutsche Bank	Item 10: Additional Information	85
Annual Report 2013 on Form 20-F

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

Dividends and Paying Agents

Not required because this document is filed as an annual report.

Statement by Experts

Not required because this document is filed as an annual report.

Deutsche Bank	Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	86
Annual Report 2013 on Form 20-F

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the materials from the Public Reference Room at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission’s website at www.sec.gov under File Number 001-15242.

Subsidiary Information

Not applicable.

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

For Quantitative and Qualitative Disclosures about Credit Market and Other Risk, please see “Management Report: Risk Report” beginning on page 55 of the Financial Report.

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

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Deutsche Bank	Item 15: Controls and Procedures	87
Annual Report 2013 on Form 20-F

Item 15: Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2013. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting

Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our co-principal executive officers and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. As of December 31, 2013, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that our internal control over financial reporting as of December 31, 2013 was effective based on the COSO framework (1992).

KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited Deutsche Bank Aktiengesellschaft and subsidiaries’ (the “Company” or “Deutsche Bank”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Deutsche Bank	Item 15: Controls and Procedures	88
Annual Report 2013 on Form 20-F

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

In our opinion, Deutsche Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries on pages 283 to 421 of the Financial report as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, including the disclosures described in Note 1 to the Consolidated Financial Statements as being part of the financial statements and our report dated March 18, 2014 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

March 18, 2014

KPMG AG

Wirtschaftsprüfungsgesellschaft

Deutsche Bank	Item 16C: Principal Accountant Fees and Services	89
Annual Report 2013 on Form 20-F

Change in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A: Audit Committee Financial Expert

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Audit Committee Financial Expert” on pages 470 and 471 of the Financial Report.

Item 16B: Code of Ethics

Please see the second paragraph of “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Code of Business Conduct and Ethics” on page 471 of the Financial Report.

Item 16C: Principal Accountant Fees and Services

Please see “Management Report: Corporate Governance Statement / Corporate Governance Report: Auditing and Controlling: Principal Accountant Fees and Services” on pages 471 and 472 of the Financial Report.

Deutsche Bank	Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	90
Annual Report 2013 on Form 20-F

Item 16D: Exemptions from the Listing Standards for Audit Committees

Our common shares are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as us to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as us, and that employees in Germany elect the other half. Employee-elected members are typically themselves employees or representatives of labor unions representing employees. Pursuant to law and practice, committees of the Supervisory Board are typically composed of both shareholder- and employee-elected members. Of the current members of our Audit Committee, three – Henriette Mark, Gabriele Platscher and Bernd Rose – are current employees of Deutsche Bank who have been elected as Supervisory Board members by the employees. None of them is an executive officer. Accordingly, their service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of the Rule. We do not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2013, we repurchased a total of 34,231,023 shares for group purposes pursuant to share buybacks authorized by the General Meeting. During the period from January 1, 2013 until the 2013 Annual General Meeting on May 23, 2013, we repurchased 14,266,223 of our ordinary shares pursuant to the authorization granted by the Annual General Meeting on May 31, 2012, at an average price of € 32.61 and for a total consideration of € 465 million. This authorization was replaced by a new authorization to buy back shares approved by the Annual General Meeting on May 23, 2013. Under the new authorization, up to 101,949,964 shares may be repurchased through April 30, 2018. Of these, 50,974,982 shares may be purchased by using derivatives. During the period from the 2013 Annual General Meeting until December 31, 2013, we repurchased 19,964,800 shares at an average price of € 32.82 and for a total consideration of € 655 million (excluding option premium). At December 31, 2013, the number of shares held in Treasury from buybacks totaled nine shares. This figure stems from 35,148 shares at the beginning of the year, plus 34.2 million shares from buybacks in 2013, less 34.3 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in 2013.

In addition to these share buybacks for group purposes, pursuant to a shareholder authorization approved at our 2013 Annual General Meeting, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through April 30, 2018, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.

Deutsche Bank	Item 16G: Corporate Governance	91
Annual Report 2013 on Form 20-F

The following table sets forth, for each month in 2013 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2013

Month	Total number of shares purchased	Total number of shares sold	Net number of shares purchased or (sold)	Average price paid per share (in €)	Number of shares purchased for group purposes	Maximum number of shares that may yet be purchased under plans or programs
January	32,150,215	27,062,468	5,087,747	34.68	5,060,000	85,378,541

February	39,897,327	45,020,609	(5,123,282)	36.36	9,206,223	76,172,318

March	17,820,097	17,792,978	27,119	33.65	0	76,172,318

April	77,415,383	77,304,251	111,132	32.92	0	76,172,318

May	28,406,665	28,500,208	(93,543)	36.40	0	101,949,964

June	25,986,417	25,957,200	29,217	34.67	0	101,949,964

July	33,501,394	24,414,823	9,086,571	33.56	9,040,000	92,909,964

August	30,529,061	39,559,468	(9,030,407)	33.57	6,510,000	86,399,964

September	24,012,833	24,022,562	(9,729)	34.92	0	86,399,964

October	36,720,610	35,862,941	857,669	35.43	1,050,000	85,349,964

November	29,841,560	30,816,902	(975,342)	34.08	3,364,800	81,985,164

December	20,676,477	20,787,467	(110,990)	33.53	0	81,985,164

Total 2013	396,958,039	397,101,877	(143,838)	34.38	34,231,023	81,985,164

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

Deutsche Bank	Item 16G: Corporate Governance	92
Annual Report 2013 on Form 20-F

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

This two-tier board system contrasts with the unitary board of directors envisaged by the relevant laws of all U.S. states and the New York Stock Exchange listing standards for U.S. companies.

The Group Executive Committee of Deutsche Bank is a body that is not based on the Stock Corporation Act. It has been created by the Management Board under its terms of reference and serves as a tool to coordinate the corporate divisions and regional management with the Management Board. It comprises the members of the Management Board and senior representatives from regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Co-Chairmen of the Management Board, Messrs. Fitschen and Jain, are also the Co-Chairmen of the Group Executive Committee. It reviews the development of the businesses, discusses matters of group strategy and prepares recommendations for decision by the Management Board. Functional committees assist the Management Board in executing cross-divisional strategic management, resource allocation, control and risk management.

Companies which have securities listed on a stock exchange in Germany must report each year on the company’s corporate governance in their annual report to shareholders.

The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in May 2013 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.

Deutsche Bank	Item 16G: Corporate Governance	93
Annual Report 2013 on Form 20-F

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

In their last Declaration of Conformity of October 29, 2013, the Management Board and the Supervisory Board of Deutsche Bank stated that they will act in conformity with the recommendations of the Code. The Declaration of Conformity is available on Deutsche Bank’s internet website at www.deutsche-bank.com/corporate-governance.

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

The Supervisory Board of Deutsche Bank has established a Chairman’s Committee (Präsidialausschuss) which is responsible for conclusion, amendment and termination of employment and pension contracts in consideration of the plenary Supervisory Board’s sole authority to decide on the remuneration of the members of the Management Board, a Nomination Committee (Nominierungsausschuss), an Audit Committee (Prüfungsausschuss), a Risk Committee (Risikoausschuss), an Integrity Committee (Integritätsausschuss), a Compensation Control Committee (Vergütungskontrollausschuss) and the required Mediation Committee (Vermittlungsausschuss). The functions of a nominating/corporate governance committee and of a compensation committee required by the NYSE Manual for U.S. companies listed on the NYSE are therefore performed by the Supervisory Board or one of its committees, in particular the Chairman’s Committee, the Compensation Control Committee and the Mediation Committee.

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

Deutsche Bank	Item 16H: Mine Safety Disclosure	94
Annual Report 2013 on Form 20-F

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

The Code also recommends that each member of the Supervisory Board inform the Supervisory Board of any conflicts of interest which may result from a consulting or directorship function with clients, suppliers, lenders or other business partners of the stock corporation. In the case of material conflicts of interest or ongoing conflicts, the Code recommends that the mandate of the Supervisory Board member be removed by the shareholders’ meeting. The Code further recommends that any conflicts of interest that have occurred be reported by the Supervisory Board at the Annual General Meeting, together with the action taken, and that potential conflicts of interest also be taken into account in the nomination process for the election of Supervisory Board members.

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

Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of Reference of its Management Board, its Supervisory Board, the Chairman’s Committee, the Audit Committee and the Risk Committee, the Integrity Committee, the Compensation Control Committee and the Nomination Committee, its Declaration of Conformity under the Code and other documents pertaining to its corporate governance on its internet website at www.deutsche-bank.com/corporate-governance.

Item 16H: Mine Safety Disclosure

Not applicable.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	95
Annual Report 2013 on Form 20-F

Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, an issuer of securities registered under the Securities Exchange Act of 1934 is required to disclose in its periodic reports filed under the Securities Exchange Act of 1934 certain of its activities and those of its affiliates relating to Iran and to other persons sanctioned by the U.S. under programs relating to terrorism and proliferation of weapons of mass destruction that occurred during the period covered by the report. We describe below a number of potentially disclosable activities of Deutsche Bank AG and its affiliates. Disclosure is generally required regardless of whether the activities, transactions or dealings were conducted in compliance with applicable law.

Legacy Financing Arrangements. Despite having ceased entering into new business in or with Iran in 2007, we continue to be engaged as lender, sponsoring bank and/or facility agent or arranger in several long-term financing agreements relating to the construction or acquisition of plant or equipment for the petroleum and petrochemical industries, under which Iranian entities were the direct or indirect borrowers. Before 2007, as part of banking consortia, we entered into a number of financing arrangements, six of which remained outstanding as of December 31, 2013, with the National Iranian Oil Company (NIOC), the National Petrochemical Company (NPC), Bank Melli Iran and their respective group entities as borrowers. The latest final maturity under these loan facilities is in 2019. These loan facilities were guaranteed by national export credit agencies representing two European governments and one Asian national government. In principle, the obligations of the borrowers under these loan facilities are secured by assignments of receivables from oil and oil products exported by NIOC, NPC and/or their trading subsidiaries to buyers, mostly in Asia. These delivery obligations, however, were waived for the period covered by this report, due to the current sanctions environment. For some of these arrangements, we act as escrow agent, holding escrow accounts for the Iranian borrowers mentioned above, into which receivables are, in principle, paid by the buyers of the oil and oil products. During the period covered by this report, no such receivables were paid to the said escrow accounts. Such accounts are pledged in favor of the relevant banking consortium. We have no involvement in the contractual arrangements related to, or in the physical settlement of, the oil and oil product exports mentioned above. The Iranian entities in whose names the escrow accounts are held are not permitted to draw on these accounts, either because they are sanctioned parties or, where this is not the case, due to our business decision to not allow access to the accounts in light of the overall sanctions environment.

During 2013, approximately € 8.0 million was paid into the escrow account, € 6 million of which was caused by partial refunds of premia originally paid to the German export credit agency due to the prepayment of covered financing in 2012. We, in our role as agent, distributed to the participants in the banking consortia € 47 million including portions attributable to us totaling € 7.3 million.

Without being either agent or arranger and in our role as mere lender participant we received approximately € 0.6 million of repayments in principal and approximately € 11,000 interest in 2013.

In one financing arrangement, we are not ourselves a lender but act rather as agent for a lender, a state-owned development bank. In this capacity, we received repayment from the Iranian borrower of approximately € 6.3 million and passed it on to the lender.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	96
Annual Report 2013 on Form 20-F

We generated revenues in 2013 of approximately € 3.2 million in respect of these financing arrangements, of which approximately € 2.9 million consisted of escrow account revenues, € 0.2 million consisted of loan interest revenues and € 0.1 million consisted of fee revenues. The net profits were less than these amounts.

As of December 31, 2013, we have an undrawn commitment of approximately € 1.3 million under one of the financing agreements referred to above. Due to the export credit agency coverage, this remainder cannot be cancelled without German government approval, for which we have applied but have not yet received. We do not intend to make further disbursements upon this undrawn commitment.

A wholly owned subsidiary of ours, BHF-BANK AG, which we acquired as part of the acquisition of the Sal. Oppenheim Group in March 2010 and which we have agreed to sell, was a lender participant in a number of similar arrangements, the borrowers of which were Bank Saderat, Bank Melli, Bank Tejarat and NPC. In that capacity, it received approximately € 6 million in repayments of principal and interest in 2013, part of which was paid by us to BHF-BANK in our capacity as agent or arranger. Of the amounts received, BHF-BANK passed on approximately € 1.4 million to participants in such arrangements. In 2013, BHF-BANK’s gross revenues from this business were approximately € 80,000 and its net profits were less than this amount.

Our and BHF-BANK’s portion of the remaining loan facilities amounted to approximately € 92 million as of December 31, 2013. We intend to continue pursuing repayment and fulfilling our administrative role under these agreements, but we do not intend to engage in any new extensions of credit to these or other Iranian entities.

Legacy Contractual Obligations Related to Guarantees and Letters of Credit. Prior to 2007, we provided guarantees to a number of Iranian entities. In almost all of these cases, we issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, we made a decision to discontinue issuing new guarantees to Iranian or Iran-related beneficiaries. Although the pre-existing guarantees stipulate that they must be either extended or honored if we receive such a demand and we are legally not able to terminate these guarantees, we decided in 2011 to reject any “extend or pay” demands under such guarantees. Even though we exited, where possible, many of these guarantees, guarantees with an aggregate face amount of approximately € 7.8 million are still outstanding as of year-end 2013. We paid approximately € 3,200 in cancellation fees in 2013 in respect of these guarantees into frozen accounts of the relevant Iranian banks at European financial institutions. The gross revenues from this business were approximately € 56,000 and the net profit we derived from these activities was less than this amount.

We also have outstanding legacy guarantees in relation to a Syrian bank sanctioned by the U.S. under its non-proliferation program. The aggregate face amount of these legacy guarantees was approximately € 9.0 million, the gross revenues received from non-Syrian parties for these guarantees were approximately € 60,000 and the net profit we derived from these activities was less than this amount. In one case we paid cancellation fees of less than € 500 to the frozen account of the Syrian bank.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	97
Annual Report 2013 on Form 20-F

BHF-BANK, based on similar legacy guarantees issued before 2010, paid commissions and charges of approximately € 7,000 to accounts of relevant Iranian banks frozen under applicable EU law. BHF-BANK received approximately € 140,000 in fees from the non-Iranian parties for which the guarantees were issued and their net profits were less than this amount. The aggregate face amount of these legacy guarantees was approximately € 19 million as of December 31, 2013.

BHF-BANK also has outstanding legacy guarantees in relation to a Syrian bank sanctioned by the U.S. under its non-proliferation program. The aggregate face amount of these legacy guarantees was less than € 0.4 million, the gross revenues received from non-Syrian parties for these guarantees were less than € 5,000 and the net profit derived from these activities was less than this amount.

We intend to exit these guarantee arrangements as soon as possible.

In 2013, we advised and confirmed a letter of credit issued by a bank in Iraq to a beneficiary located in the UAE. Several weeks after this the beneficiary was sanctioned in accordance with 31 CFR § 560.304. Our outstanding commitment under this letter of credit amounts to approximately € 47 million, which we do not intend to honour. The gross revenues derived from this transaction were approximately € 26,000 and the net profit was less than this amount.

Payments Received. We received less than 50 payments adding up to approximately € 11.2 million in favor of non-Iranian clients in Germany, the Netherlands, Belgium and Switzerland, which payments stemmed ultimately from relevant Iranian entities. Revenues for these incoming payments were less than € 13,000. These figures include relevant payments in favor of clients of our subsidiary Postbank. We expect that we will also have to execute such transactions in the future.

Operations of Iranian Bank Branches and Subsidiaries in Germany and/or France. Several Iranian banks, including Bank Melli Iran, Bank Saderat, Bank Tejarat and Europäisch-Iranische Handelsbank, have branches or offices in Germany and/or France, even though their funds and other economic resources are frozen under European law. As part of the payment clearing system in Germany and other European countries, when these branches or offices need to make payments in Germany or Europe to cover their day-to-day operations such as rent, taxes, insurance premia and salaries for their remaining staff, or for any other kind of banking-related operations necessary to wind down their legacy trade business, the German Bundesbank and French banks accept fund transfers from these Iranian banks and disburse them to the applicable (mainly German) payees, some of whom hold accounts with us. In 2013, we received approximately € 44 million in such disbursements in approximately 1,100 transactions via the German Bundesbank and French banks in respect of payments from the above-mentioned Iranian banks, and the gross revenues derived from these payments were less than € 5,000. Relevant transactions of our subsidiary Postbank are included in these figures. We expect that we will also have to execute such transactions in the future.

The German Bundesbank and French banks also accept fund transfers in favor of the above-mentioned Iranian banks and freeze the relevant amounts under applicable law. By using this avenue, we on behalf of two of our clients transferred to two of the Iranian banks mentioned above one payment each, totaling less than € 16,000. Gross revenues were less than € 250. We do not seek to execute such payments.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	98
Annual Report 2013 on Form 20-F

Based on discussions initiated by the German Bundesbank, BHF-BANK continues to maintain accounts for Bank Sepah’s branch in Frankfurt, Germany. These accounts are frozen under European sanctions law. In 2013, the total volume of outgoing payments from these accounts was approximately € 11.2 million, which payments were made with the involvement of the competent authorities in Germany under applicable law. In 2013, the gross revenues from this activity were approximately € 9,000 and the net profits were less than this amount.

Maintaining of Accounts for Iranian Consulates and Embassies. In 2013, Iranian embassies and consulates in Germany and the Netherlands were holding accounts with us as well as with Postbank. This includes the provision by a subsidiary of Postbank to the Iranian consulate of girocard (debitcard/ATM)-terminals as well as the processing of transactions of cardholders using the terminals; the terminals are used to facilitate the payment of fees for the issuance of visas and other administrative measures by the consulate. The additional purpose of these accounts was the funding of day-to-day operational costs of the embassies and consulates, such as salaries, rent, and electricity. One of the account relationships was between Deutsche Bank Netherlands N.V. and the Agent Bureau of the Embassy of the Islamic Republic of Iran in The Hague (which is responsible for all Iran-U.S. Claims Tribunal activities). The total volume of outgoing payments from these accounts was approximately € 35.6 million in 2013, which payments were made with the involvement of the competent authorities in the relevant European countries under applicable law. We derived gross revenues of approximately € 48,000 and net profits which were less than this amount from these activities. The relevant European governments have requested that we continue to provide these services in the future to enable the Government of Iran to conduct its diplomatic relations.

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

Deutsche Bank	Item 19: Exhibits	99
Annual Report 2013 on Form 20-F

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 45, which are set forth as Part 2 of the Financial Report, and, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” thereto in the third paragraph under “Basis of Accounting”, certain parts of the Management Report set forth as Part 1 of the Financial Report. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 422 of the Financial Report.

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit

1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.1 to our Report on Form 6-K dated December 5, 2013 and incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Equity Plan Rules 2010, furnished as Exhibit 4.2 to our 2009 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Equity Plan Rules 2011, furnished as Exhibit 4.3 to our 2010 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Equity Plan Rules 2012, furnished as Exhibit 4.4 to our 2011 Annual Report on Form 20-F and incorporated by reference herein.

4.4	Equity Plan Rules 2013, furnished as Exhibit 4.4 to our 2012 Annual Report on Form 20-F and incorporated by reference herein.

4.5	Equity Plan Rules 2014.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2013, 2012, 2011, 2010 and 2009 (also incorporated as Exhibit 12.1 to Registration Statement No. 333-184193 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.3	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.3	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Deutsche Bank	Signatures	100
Annual Report 2013 on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 20, 2014

Deutsche Bank Aktiengesellschaft

/s/        JUERGEN FITSCHEN

Juergen Fitschen

Co-Chairman of the Management Board

/s/        ANSHUMAN JAIN

Anshuman Jain

Co-Chairman of the Management Board

/s/        STEFAN KRAUSE

Stefan Krause

Member of the Management Board

Chief Financial Officer

Deutsche Bank
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Content	1
Financial Report 2013

1 – Management Report

5	Operating and Financial Review
Executive Summary – 5
Deutsche Bank Group – 9
Results of Operations – 17
Financial Position – 40
Liquidity and Capital Resources – 43
Events after the Reporting Period – 45
46	Outlook
55	Risk Report
Introduction – 55
60	Risk Management Executive Summary
62	Risk Management Principles
Risk Management Framework – 62
Risk Culture – 66
Risk Appetite and Capacity – 67
Strategic and Capital Plan – 67
70	Risk Assessment and Reporting
73	Risk Inventory
75	Credit Risk
Credit Exposures – 82
Credit Exposure to Certain Eurozone Countries – 92
Credit Exposure from Lending – 96
Corporate Credit Exposure – 97
Consumer Credit Exposure – 99
Credit Exposure from Derivatives – 100
Equity Exposure – 103
Asset Quality – 103
Counterparty Credit Risk: Regulatory Assessment – 113
Securitization – 137
154	Trading Market Risk
Value-at-Risk at Deutsche Bank Group – 156
Trading Market Risk Requirements – 159
Balance Sheet and Trading Book Assets – 165
Value-at-Risk at Postbank – 170
Results of Regulatory Backtesting of Trading Market Risk – 170
172	Nontrading Market Risk
Assessment of Market Risk in Nontrading Portfolios – 173
Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area – 174
Equity Investments Held – 176
178	Operational Risk
184	Liquidity Risk
Short-term Liquidity and Wholesale Funding – 185
Funding Markets and Capital Markets Issuance – 185
Funding Diversification – 186
Liquidity Reserves – 189
Asset Encumbrance – 192
Maturity Analysis of Assets and Financial Liabilities – 193
197	Capital Management
199	Regulatory Capital
Capital Adequacy – 199
Regulatory Capital Requirements – 213
Regulatory Capital Ratios – 218
220	Balance Sheet Management
Leverage Ratio according to internal definition (unaudited) – 220
223	Overall Risk Position
Economic Capital – 223
Internal Capital Adequacy –224
226	Compensation Report
Group Compensation Overview and Disclosure – 227
Management Board Report and Disclosure – 239
Employees Regulated under the InstitutsVergV – 257
Compensation System for Supervisory Board Members – 260
265	Corporate Responsibility
267	Employees
273	Internal Control over Financial Reporting
277	Information pursuant to Section 315(4) of the German Commercial Code and Explanatory Report

Deutsche Bank	Content	2
Financial Report 2013

2 – Consolidated Financial Statements

283	Consolidated Statement of Income
284	Consolidated Statement of Comprehensive Income
285	Consolidated Balance Sheet
286	Consolidated Statement of Changes in Equity
288	Consolidated Statement of Cash Flows
289	Notes to the Consolidated Financial Statements
	1 –	Significant Accounting Policies and Critical Accounting Estimates – 289
	2 –	Recently Adopted and New Accounting Pronouncements – 314
	3 –	Acquisitions and Dispositions – 318
	4 –	Business Segments and Related Information – 321
Notes to the Consolidated Income Statement
	5 –	Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 326
	6 –	Commissions and Fee Income – 328
	7 –	Net Gains (Losses) on Financial Assets Available for Sale – 328
	8 –	Other Income – 328
	9 –	General and Administrative Expenses – 329
	10 –	Restructuring – 329
	11 –	Earnings per Share – 330
Notes to the Consolidated Balance Sheet
	12 –	Financial Assets/Liabilities at Fair Value through Profit or Loss – 331
	13 –	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 332
	14 –	Financial Instruments carried at Fair Value – 335
	15 –	Fair Value of Financial Instruments not carried at Fair Value – 348
	16 –	Financial Assets Available for Sale – 350
	17 –	Equity Method Investments – 350
	18 –	Offsetting Financial Assets and Financial Liabilities – 351
	19 –	Loans – 354
	20 –	Allowance for Credit Losses – 355
	21 –	Transfers of Financial Assets – 355
	22 –	Assets Pledged and Received as Collateral – 357
	23 –	Property and Equipment – 358
	24 –	Leases – 359
	25 –	Goodwill and Other Intangible Assets – 360
	26 –	Non-Current Assets and Disposal Groups Held for Sale – 367
	27 –	Other Assets and Other Liabilities – 369
	28 –	Deposits – 370
	29 –	Provisions – 370
	30 –	Credit related Commitments and Contingent Liabilities – 377
	31 –	Other Short-Term Borrowings – 378
	32 –	Long-Term Debt and Trust Preferred Securities – 378
	33 –	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 379
Additional Notes
	34 –	Common Shares – 381
	35 –	Employee Benefits – 382
	36 –	Income Taxes – 395
	37 –	Derivatives – 398
	38 –	Related Party Transactions – 400
	39 –	Information on Subsidiaries – 402
	40 –	Unconsolidated Structured Entities – 403
	41 –	Insurance and Investment Contracts – 406
	42 –	Current and Non-Current Assets and Liabilities – 409
	43 –	Events after the Reporting Period – 410
	44 –	Condensed Deutsche Bank AG (Parent Company only) Financial Information – 411
	45 –	Condensed Consolidating Financial Information – 414

Deutsche Bank	Content	3
Financial Report 2013

3 – Confirmation
448	Independent Auditors’ Report
450	Responsibility Statement by the Management Board
451	Report of the Supervisory Board

4 – Corporate Governance Statement/Corporate Governance Report
459	Management Board and Supervisory Board
469	Reporting and Transparency
470	Related Party Transactions
470	Auditing and Controlling
473	Compliance with the German Corporate Governance Code

5 – Supplementary Information
476	Management Board
477	Supervisory Board
479	Advisory Boards
480	Group Five-Year Record
481	Declaration of Backing
482	Impressum / Publications

1 – Management Report
5	Operating and Financial Review
Executive Summary – 5
Deutsche Bank Group – 9
Results of Operations – 17
Financial Position – 40
Liquidity and Capital Resources – 43
Events after the Reporting Period – 45
46	Outlook
55	Risk Report
Introduction – 55
60	Risk Management Executive Summary
62	Risk Management Principles
Risk Management Framework – 62
Risk Culture – 66
Risk Appetite and Capacity – 67
Strategic and Capital Plan – 67
70	Risk Assessment and Reporting
73	Risk Inventory
75	Credit Risk
Credit Exposures – 82
Credit Exposure to Certain Eurozone Countries – 92
Credit Exposure from Lending – 96
Corporate Credit Exposure – 97
Consumer Credit Exposure – 99
Credit Exposure from Derivatives – 100
Equity Exposure – 103
Asset Quality – 103
Counterparty Credit Risk: Regulatory Assessment – 113
Securitization – 137
154	Trading Market Risk
Value-at-Risk at Deutsche Bank Group – 156
Trading Market Risk Requirements – 159
Value-at-Risk at Postbank – 170
Balance Sheet and Trading Book Assets – 165
Results of Regulatory Backtesting of Trading Market Risk – 170
172	Nontrading Market Risk
Assessment of Market Risk in Nontrading Portfolios – 173
Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area – 174
Equity Investments Held – 176
178	Operational Risk
184	Liquidity Risk
197	Capital Management
199	Regulatory Capital
220	Balance Sheet Management
Leverage Ratio according to internal definition (unaudited) – 220
223	Overall Risk Position
Economic Capital – 223
Internal Capital Adequacy –224
226	Compensation Report
Group Compensation Overview and Disclosure – 227
Management Board Report and Disclosure – 239
Objectives and Principles of the Compensation System for Management Board Members – 239
Employees Regulated under the InstitutsVergV – 257
Compensation System for Supervisory Board Members – 260
265	Corporate Responsibility
267	Employees
273	Internal Control over Financial Reporting
277	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Deutsche Bank	1 – Management Report	5
Financial Report 2013	Operating and Financial Review Executive Summary

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them.

Our Operating and Financial Review includes qualitative and quantitative disclosures on Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components as required by International Financial Reporting Standard (IFRS) 8, “Operating Segments”. This information, which forms part of and is incorporated by reference into the financial statements of this report, is marked by a bracket in the margins throughout this Operating and Financial Review. For additional Business Segment disclosure under IFRS 8 please refer to Note 4 “Business Segments and Related Information” of the Consolidated Financial Statements.

Executive Summary

The Global Economy

Growth of the global economy, having already slowed slightly in 2012 to 3.0%, continued to decline in 2013 to an estimated 2.8 % on an annualized basis. After the economy reached its low point in the first quarter of 2013 compared to previous year, a recovery was seen over the course of the remainder of the year.

The slowdown affected industrialized and emerging market countries. Economic output slowed from 1.4 % in 2012 to a projected 1.1 % in 2013 in industrialized countries and from 4.7 % to around 4.5 % in emerging market countries. The structural problems that contributed to the financial and economic crisis remained in focus in the industrialized countries. The reduction of private and public debt dampened growth, in particular in the eurozone. Furthermore, political uncertainties in the eurozone and the U.S. weighed on the global economy. Monetary policies of the major central banks continued to be extremely accommodative and supported the global economy. Key interest rates were at historically low levels and extensive quantitative easing measures provided additional support to the economy. In May 2013, initial indications from Ben Bernanke, Chairman of the U.S. Federal Reserve, that the U.S. central bank might be reducing the rate of its asset purchases over the course of the year led to a change in the international interest rate cycle, which then had a negative impact on numerous emerging market countries as a result of capital outflows. The Federal Reserve’s decision in December 2013 to taper quantitative easing starting January 2014 was largely priced into the market.

The eurozone, after six consecutive quarters of declining economic activity, experienced moderate growth in the second quarter of 2013. As an annualized average, the eurozone economy declined by 0.4 % in 2013, due to the weak winter half year 2012/2013, which was a little less than in 2012 (-0.6%). The economy was supported by a recovery of the global economy and receding uncertainty over the future development of the sovereign debt crisis. International investors’ trust in the eurozone improved in 2013, which led to net capital inflows. A decisive factor of stabilization in the eurozone was the European Central Bank’s accommodative monetary policy, and in particular its statement that it would use its full range of instruments, e.g. lowering the policy rate corridor, vLTRO, private and public asset purchases, in the event of an emergency, its reduction of the interest rate in November 2013 to the historic low of 0.25 % and its statement that it would hold the interest rate at this level or lower for an extended period of time, as part of its “forward guidance” provided for the first time in 2013. Germany’s economy began to recover following the weak winter half year 2012/2013. This was driven by solid domestic demand, thanks to the peak employment level, solid real income growth and a moderate rise in investments. As an annualized average, the German economy grew by 0.4%, following an increase of 0.7 % in 2012.

Deutsche Bank	1 – Management Report	6
Financial Report 2013	Operating and Financial Review Executive Summary

U.S. economic growth slowed in 2013 to an estimated 2.0%, compared to 2.8 % in 2012. Automatic spending cuts and uncertainties around the direction of fiscal policy – discussions of increasing the debt ceiling and extending the transitional budget as well as the temporary government shutdown – dragged on the economy. The recovery of the real estate market, the continuous improvement of employment figures and the strong rise on the stock markets led to a recovery in the second half of 2013, with a growth rate of around 4%. Strong support to the U.S. economy came from the Federal Reserve’s expansive monetary policy.

In Japan, economic growth rose slightly to 1.5 % in 2013, a development driven by extremely expansive fiscal and monetary policies, the first two pillars of what is called “Abenomics”. However, there was little that followed the announcement of the third pillar of Abenomics, structural reform, in 2013.

In emerging market countries, growth calmed to an estimated 4.5 % in 2013. The Federal Reserve’s announcement in May that it might be reducing the rate of its asset purchases over the course of the year shifted attention to structural weaknesses of the emerging market countries that had been masked by portfolio investments in previous years, leading to strong outflows of capital. In particular, these affected countries with relatively high budget and current account deficits such as South Africa, India, Indonesia, Brazil and Turkey. Depending on the region, performance was mixed in emerging market countries. Economic growth in Asia (excluding Japan) is estimated to have been at 5.9%, slightly less than in 2012. China’s economic activity – thanks to the recovery in the second half of the year – grew in 2013 by 7.7%, slightly below previous year’s growth (7.8%). Although relatively weak world trade tempered growth in the first half of the year, the economy accelerated somewhat in the second half following the recovery of the global economy. However, growth was subdued by uncertainties about the impact of a rebalancing of China’s economic structures, which should be pushed forward energetically by the extensive Central Committee resolutions in November 2013. In India, the economy grew somewhat stronger at 4.3 % in 2013, not least due to the devaluation by 12 % of the rupee versus the U.S. dollar over the course of the year. Despite the unfavorable political environment, the government launched extensive reforms intended to stimulate future growth. Economic activity in Latin America grew by only an estimated 2.3 % in 2013, following 2.8 % in 2012. In Brazil, infrastructure bottlenecks, a lack of reforms and weak commodities prices weighed on the economy, which is estimated to have grown by a moderate 2.2 % in 2013.

The Banking Industry

For the banking industry, 2013 was a year of transition. For the first time since 2006, there were no existential crises threatening the U.S. or European banking systems, as the European debt crisis had slowed down in late 2012. Still, 2013 was a year of substantial operating challenges, with banks almost everywhere suffering from a lack of growth, the low interest rate environment, elevated litigation expenses, tougher regulations and, particularly in Europe, continuing pressure from supervisors and investors to strengthen, de-leverage and de-risk balance sheets.

Commercial banking in Europe witnessed a significant decline in credit volumes, particularly with firms, whereas lending to households stayed virtually flat. Banks were still tightening credit standards but much less compared to 2011 and 2012. The main obstacle to loan growth may instead have been a lack of demand for credit, which fell further, even though the pace of the decline slowed over the course of the year. Loan losses probably decreased somewhat. On the funding side, private sector deposit growth remained solid throughout the year, for both corporate and retail clients. Banks’ bond issuance shrank once more, to reach the lowest level in more than a decade. However, this may have been driven mainly by a lack of funding needs rather than a lack of access to debt capital markets. Indeed, EU banks’ total assets dropped by more than 4 % year-over-year.

Deutsche Bank	1 – Management Report	7
Financial Report 2013	Operating and Financial Review Executive Summary

In the U.S., retail lending surprisingly turned negative again in 2013, driven by a lower volume of residential mortgages, despite an ongoing recovery in the housing market. Loans to corporations, on the other hand, continued to expand healthily, with all major lending categories returning to growth for the first time since 2007. Loan losses sank still further to the lowest figures on record, to levels not even seen at the peak of the credit boom. Deposit growth stayed robust, suffering neither from the low level of interest rates nor from the expiry of Federal Deposit Insurance Corporation (FDIC) coverage for certain large corporate deposits. With deposit growth outpacing loan growth, the deposit funding of banks’ balance sheets climbed to its highest level in two decades.

Investment banking performance was heterogeneous in 2013. Bond issuance fell moderately from a very strong prior-year level, with high-yield activity reaching a new record high. Equity issuance was also solid, while the M&A business based on deal values had its best year since 2008, although revenues decreased. Equity trading volumes in 2013 were even weaker than in the year before, whereas fixed-income trading remained broadly flat compared to the 2012 result. Total investment banking revenues declined to the lowest level since 2008 due to reduced activity in more profitable business segments and tighter regulation, e.g. relating to derivative transactions. Revenues from issuance underwriting and advisory combined were up compared with the previous year and were in fact the strongest since 2007, but revenues from trading and other activities were down substantially, partly due to further margin compression.

Asset management businesses benefited from a particularly benign year for the capital markets: Market liquidity remained high, demand for high-risk assets increased further (notwithstanding some capital outflows from emerging market countries into developed markets), interest rates stayed very low (despite some uptick following announcements by the U.S. Federal Reserve it would taper its exceptionally loose monetary policy), and several major stock markets reached new record levels.

Overall, European banks profitability in 2013 improved from the miserable levels of 2011 and 2012, when the EU banking industry recorded aggregate net losses in the wake of the European debt crisis and the associated recession. However, returns in 2013 were still meager and far below sustainable levels, i.e. banks’ cost of capital. In the U.S., bank profitability probably reached a new record high in absolute terms, despite setbacks in the second half of the year due to sizeable litigation expenses (which also continued to drag on bank earnings in Europe).

Regarding regulatory developments, 2013 saw further progress on a number of important projects to build a new architecture for a safer, more stable banking system. EU policymakers agreed on crucial components of a future European Banking Union by deciding to transfer supervision of the euro area’s largest banks to the ECB as well as, in principle, designing mechanisms to resolve failing banks without requiring taxpayer support. Implementation of Basel 3 commenced both in Europe and the USA. Furthermore, discussions intensified on the international introduction of a binding leverage ratio, with U.S. authorities pressing ahead with considerably increased requirements for large domestic credit institutions. Derivative markets reform took final shape in the EU through the European Market Infrastructure Regulation (EMIR), while implementation of new derivatives rules under the Dodd-Frank Act has already started in the USA.

Deutsche Bank Performance

The key financial highlights for the Group in the period can be summarized as:

—	Group net revenues of € 31.9 billion in 2013, down 5 % versus 2012 largely reflecting revenue declines in CB&S;
—	Income before income taxes of € 1.5 billion, up 79 % from 2012;
—	Net income increased from € 316 million in 2012 to € 681 million in 2013;
—	CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio was 9.7% (Basel 2.5 CET 1: 12.8%) at the end of 2013, compared to 7.8% (Basel 2.5 CET 1: 11.4%) at the end of 2012;

Deutsche Bank	1 – Management Report	8
Financial Report 2013	Operating and Financial Review Executive Summary

—	Adjusted pro forma CRR/CRD 4 leverage ratio was 3.1 % at year-end 2013;
—

CRR/CRD 4 pro forma fully loaded risk-weighted assets of € 350 billion (Basel 2.5 RWA € 300 billion) as of December 31, 2013 down by 11 % compared to December 31, 2012 (down 10 % based on Basel 2.5 RWA).

2013 was the second consecutive year in which we have invested in the bank’s future growth and in further strengthening our controls while addressing ongoing legal and regulatory issues. Costs-to-achieve of our Operational Excellence (OpEx) Programm and litigation expenses impacted our financial results in 2013. We expect 2014 to be a year of further challenges and disciplined implementation; however, we still intend to achieve our 2015 targets and deliver on our strategic vision for Deutsche Bank.

Net revenues in 2013 were € 31.9 billion, a 5 % decline from 2012. Most of the decline in net revenues was attributable to CB&S, along with slight decreases in GTB and NCOU, while PBC revenues were stable and DeAWM revenues increased. Noninterest expenses in 2013 were € 28.4 billion, down 9 % from 2012, reflecting significant cost reductions as well as a substantial reduction in impairment charges for goodwill and intangible assets as compared to 2012. The cost reductions included a € 1.2 billion (9%) decrease in our compensation and benefits expenses in 2013 compared to 2012, due to reduced bonus and retention awards and as a result of the ongoing implementation of OpEx. Expenses also included significant litigation-related expenses of € 3.0 billion in 2013 (2012: € 2.5 billion).

In this context, we generated net income of € 681 million in 2013 (2012: € 316 million) and income before income taxes of € 1.5 billion (2012: € 814 million).

The financial Key Performance Indicators (KPIs) of the Group are detailed in the table below:

Group Key Performance Indicators	Status end of 2013	Status end of 2012
Post-tax return on average active equity	1.2%	0.5%

Cost/income ratio	89.0%	92.5%

Cost savings	€ 2.1 bn per annum	€ 0.4 bn per annum

Costs to achieve savings	€ 1.8 bn	€ 0.5 bn

CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio	9.7%	7.8%

Adjusted pro forma CRR/CRD 4 leverage ratio[1]	3.1%

[1]

The adjusted pro forma CRR/CRD 4 leverage ratio represents our calculation following the publication of CRR/CRD on June 27, 2013. Not available for end of 2012. Further detail on the calculation of this ratio is detailed in the Risk Report.

The post tax return on average equity increased from 0.5 % in 2012 to 1.2 % in 2013, but remains below the target of greater than 12%.

Despite lower net revenues compared to the prior year, the cost/income ratio improved from 92.5 % in 2012 to 89.0 % in 2013, reflecting the continued reduction of noninterest expenses in the course of our OpEx Programm.

OpEx Programm annual cost savings of € 2.1 billion were achieved in 2013, surpassing the target of € 1.6 billion. Cumulative costs to achieve were € 1.8 billion (thereof € 1.3 billion spent in 2013 and € 0.5 billion spent in 2012).

Due to the increase in net income, the issuance of new shares and the accelerated capital formation and de-risking activities in 2013, our Basel 2.5 Common Tier 1 capital ratio improved to a record level of 12.8 % as of December 31, 2013. The CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio also increased substantially from 7.8 % in the preceding year to 9.7 % at the end of 2013, reflecting substantial progress on portfolio optimization and de-risking of non-core activities.

The adjusted pro forma CRR/CRD 4 leverage ratio was 3.1 % at the end of 2013 based on a CRR/CRD 4 pro forma leverage exposure of € 1,445 billion as of December 31, 2013.

Deutsche Bank	1 – Management Report	9
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

Risk-weighted assets based on Basel 2.5 at year-end 2013 were € 300 billion, versus € 334 billion at year-end 2012, largely due to management actions aimed at de-risking our business. During 2013, we achieved a reduction in CRR/CRD 4 pro forma fully loaded risk-weighted assets to € 350 billion.

Deutsche Bank Group

Deutsche Bank: Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,611 billion as of December 31, 2013. As of that date, we employed 98,254 people on a full-time equivalent basis and operated in 71 countries out of 2,907 branches worldwide, of which 66 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Following a comprehensive strategic review, we realigned our organizational structure in the fourth quarter 2012. We reaffirmed our commitment to the universal banking model and to our four existing corporate divisions. We strengthened this emphasis with an integrated Deutsche Asset & Wealth Management Corporate Division that includes former Corporate Banking & Securities businesses such as exchange-traded funds (ETFs). Furthermore, we created a Non-Core Operations Unit. This unit includes the former Group Division Corporate Investments (CI) as well as non-core operations which were re-assigned from other corporate divisions.

As of December 31, 2013 we were organized into the following five corporate divisions:

—	Corporate Banking & Securities (CB&S)
—	Global Transaction Banking (GTB)
—	Deutsche Asset & Wealth Management (DeAWM)
—	Private & Business Clients (PBC)
—	Non-Core Operations Unit (NCOU)

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

Deutsche Bank	1 – Management Report	10
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

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

The CB&S businesses are supported by the Credit Portfolio Strategies Group (CPSG), which has responsibility for a range of loan portfolios and from 2013 centralized the hedging of certain uncollateralized counterparty derivative exposure, actively managing the risk of these through the implementation of a structured hedging regime.

Effective in November 2012, following a comprehensive strategic review of the Group’s organizational structure, CB&S was realigned as part of the Group’s new banking model. This realignment covered three main aspects: the transfer of non-core assets (namely correlation and capital intensive securitization positions, monoline positions, and IAS 39 reclassified assets) to the NCOU; the transfer of passive and third-party alternatives businesses, such as ETF’s, into the newly integrated DeAWM Corporate Division; and a refinement of coverage costs between CB&S and GTB.

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

Deutsche Bank	1 – Management Report	11
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

The Markets Business Division is responsible for the sales, trading and structuring of a wide range of fixed income, equity, equity-linked, foreign exchange and commodities products. The division aims to deliver solutions for the investing, hedging and other needs of customers. As part of increasing the efficiency of the business our Rates, Flow Credit and FX businesses now operate as an integrated business with a single management team. The Structured Finance business encompasses non-flow financing and structured risk for clients across all industries and asset classes.

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

With effect from September 1, 2013, we established an aligned and integrated commercial banking coverage for small and mid-sized corporate clients in Germany in order to strengthen our leading market position and achieve sustainable growth as part of the Strategy 2015+ in our home market. As a result, a significant part of former CB&S German MidCap clients will be covered by a newly established joint venture between the Corporate Divisions PBC and GTB to provide mid-sized corporate clients with both an enhanced client proximity and targeted access to our global network and product expertise.

Furthermore, the long-term cash lending portfolio with German MidCap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB in order to further leverage the adjacencies between the cash management, trade financing and lending activities with these clients.

We have made following significant capital expenditures or divestitures since January 1, 2011:

On June 1, 2013, we completed the sale of Deutsche Card Services to EVO Payments International.

Products and Services

Trade Finance offers local expertise, a range of international trade products and services (including financing), custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

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

Deutsche Bank	1 – Management Report	12
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

Distribution Channels and Marketing

GTB develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division, in CB&S and in PBC.

Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany and the Netherlands.

Deutsche Asset & Wealth Management Corporate Division

Corporate Division Overview

With € 923 billion of invested assets as of December 31, 2013, DeAWM is one of the world’s leading investment organizations. DeAWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional and alternative investments across all major asset classes. DeAWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth individuals and family offices.

DeAWM comprises the former Private Wealth Management (PWM) and Asset Management (AM) businesses, as well as passive and third party alternatives businesses that were transferred from CB&S in the fourth quarter 2012. The combined division has sizable franchises in wealth management and both retail and institutional asset management, allowing clients and Deutsche Bank Group to benefit from its scale. Non-core assets and businesses were re-assigned from DeAWM to the NCOU in the fourth quarter 2012.

In Wealth Management, we established the Deutsche Oppenheim Family Office in Germany by merging two previously separate family offices. By combining Oppenheim Vermögenstreuhand GmbH and Wilhelm von Finck Deutsche Family Office AG, we created a top tier participant in Germany’s family wealth sector and one of the leading providers in Europe.

Products and Services

DeAWM’s investment capabilities span both active and passive strategies, and a diverse array of asset classes including equities, fixed income, property, infrastructure, private equity and hedge funds. The division also offers customized wealth management solutions and private banking services, including lending and discretionary portfolio management.

A Solutions and Trading Group was established in 2013, which sits between product manufacturing and distribution teams. It facilitates the creation of high quality products and solutions that are aligned with client needs. It also manages a disciplined product selection process for the wealth management business, which covers both internal and third-party products.

Distribution Channels and Marketing

Global Coverage/Advisory teams manage client relationships, provide advice and assist clients to access DeAWM’s products and services. DeAWM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PBC for retail customers and CB&S for select institutional and corporate customers, as well as through third-party distributors. To ensure holistic service and advice, all clients have a single point of access to DeAWM, with dedicated teams serving specific client groups.

A major competitive advantage for DeAWM is the fact that it is part of Deutsche Bank, with its broad investment banking, corporate banking and asset management capabilities. To optimize cross-divisional cooperation, in 2013 DeAWM established a Key Client Partners (KCP) team, which serves sophisticated clients with complex needs. KCP provides seamless access to capital markets, investment management and other solutions from DeAWM, CB&S and selected third-party providers.

Deutsche Bank	1 – Management Report	13
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

Private & Business Clients Corporate Division

Corporate Division Overview

PBC operates under a single retail banking business model across Europe and selected Asian markets. PBC serves retail and affluent clients as well as small and medium sized business customers.

The PBC Corporate Division comprises three business units under one strategic steering, supported by a joint services and IT platform:

—	Private & Commercial Banking, which comprises all of PBC’s activities in Germany under Deutsche Bank brand;
—	Advisory Banking International, which covers PBC’s activities in Europe (outside Germany) and Asia including our stake in and partnership with Hua Xia Bank; and
—	Postbank, which comprises among others Postbank, norisbank, BHW.

In Germany in 2013 we launched our Private- & Commercial Banking business and advanced our integration of Postbank. The integration of Deutsche Bank’s German mid cap clients into PBC is intended to enable us to capture new opportunities from small and medium sized business clients by improving our client proximity and cross-divisional collaboration leveraging the expertise of DB Group. Postbank continues to operate in the market with its own brand. With the integration of Postbank into PBC, we seek to significantly strengthen our joint business model and to generate considerable revenue and cost synergies.

In Continental Europe we operate our Advisory Banking International business unit in five major banking markets: Italy, Spain, Poland, Belgium and Portugal. Our position is focused on attractive European regions. In Asia, PBC operates a branch network supported by a mobile sales force in India and holds a 19.99 % stake in the Chinese Hua Xia Bank, with which we have a strategic partnership and cooperation agreement. In India, PBC currently has seventeen branches. We consider India and China to be our core markets in Asia for PBC.

We have made the following significant capital expenditures or divestitures since January 1, 2011:

In March 2012, Postbank and our wholly owned subsidiary DB Finanz-Holding GmbH (“DB Finanz-Holding”) agreed to enter into a domination and profit and loss transfer agreement according to Section 291 of the German Stock Corporation Act, with DB Finanz-Holding as controlling company and Postbank as dependent. The agreement became effective in June 2012 and reached final legal validity on September 11, 2012. The share in Postbank held at the end of 2013 is 94.1%.

In February 2012, we exchanged a mandatorily-exchangeable bond issued by Deutsche Post in February 2009 into 60 million Postbank shares (and cash) and one day later Deutsche Post exercised its option to sell to us an additional 12.1 % of the share capital in Postbank. Together with shares held at this point in time, our ownership in Postbank increased to 93.7%.

In April 2011, we completed the subscription of newly issued shares in Hua Xia Bank Co. Ltd. Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011 this investment increased our existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level permitted by Chinese regulations.

Products and Services

PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.

Deutsche Bank	1 – Management Report	14
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

We offer Investment and Insurance, Mortgages, Business Products, Consumer Finance, Payments, Cards & Accounts, Deposits, mid-cap related products provided by other divisions as part of our mid-cap joint venture, as well as postal services and non-bank products in Postbank. Revenues resulting out of latter are currently reported under “Other revenues” and will be separated to provide more transparency on PBC’s revenue composition.

Our investment products cover the full range of mutual / closed-end funds (single- and multi-assets), structured products as well as discretionary portfolio management and securities custody services. In addition we provide life- and non-life insurance products as well as corporate pension schemes to our clients.

We offer standard to complex mortgage solutions and our mortgage product portfolio is complemented by public subsidies, mortgage brokerage and mortgage-related insurance.

Our business products focus on managing transactions, risk and liquidity for our clients. In corporate banking and international services we optimize cash flow and market volatility and support business expansions. In addition our loan product offering consists of personal installment loans, credit lines and overdrafts as well as point of sale (POS) business.

Our payments, cards and account products provide domestic, international and SEPA payments, debit, credit and prepaid cards as well as current accounts for private clients and business clients. Our deposits portfolio consists of sight deposits, term deposits and savings.

Our lending businesses are subject to our credit risk management processes. Please see the “Monitoring Credit Risk” and “Main Credit Exposure Categories” sections in the Risk Report.

Distribution Channels and Marketing

In following a client-centric banking approach, we seek to optimize the interaction with our customers as well as the accessibility and availability of our services. PBC uses a broad multi-channel approach to serve its customers and distribute financial solutions depending on local strategic positioning and business model.

—	Branches: Within our branches, we generally offer the entire range of products and advice.
—	Financial Agents: In most countries, we additionally market our retail banking products and services through self-employed financial agents.
—	Customer Contact Centers: Our Customer Contact Centers provide clients with remote services (i.e., account information, securities brokerage) supported by automated systems.
—

Online and Mobile Banking: On our websites, we offer clients a broad variety of relevant product information and services including interactive tools, tutorials and rich media content. We provide a high performing transaction-platform for banking, brokerage and self-services, combined with a highly frequented multi-mobile offering for smartphones and tablets.

—

Self-service Terminals: These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.

Moreover, we enter into country-specific distribution and cooperation arrangements. In Germany, we maintain cooperation partnerships with companies such as DP DHL (Postbank cooperation) and Deutsche Vermögensberatung AG (DVAG). With DVAG, we distribute our mutual funds and other banking products through DVAG’s independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of product suppliers. These include an agreement with Zurich Financial Services for insurance products, and product partnerships with thirteen fund companies for the distribution of their investment products.

To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries we consider to be part of our strategic focus.

Deutsche Bank	1 – Management Report	15
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

Non-Core Operations Unit Corporate Division

In November 2012, we established the NCOU to operate as a separate division alongside Deutsche Bank’s core businesses. As set out in Strategy 2015+, our objectives in setting up the NCOU are to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

The NCOU manages assets with a value of approximately € 55 billion and CRR/CRD 4 pro forma fully loaded RWA equivalent of € 58 billion, as of December 31, 2013.

In addition to managing our global principal investments and holding certain other non-core assets to maturity, targeted de-risking activities within the NCOU will help us reduce risks that are not related to our planned future strategy, thereby reducing capital demand. In carrying out these targeted de-risking activities, the NCOU will prioritize for exit those positions with less favorable capital and risk return profiles to enable the Bank to strengthen its CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio.

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

In RWA terms the majority now relates to legacy CB&S assets, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. NCOU’s portfolio also includes legacy PBC assets such as selected foreign residential mortgages as well as other financial investments no longer deemed strategic for Postbank. The assets previously managed in the former Group Division Corporate Investments relate to the Bank’s global principal investment activities and include our stakes in the port operator Maher Terminals, The Cosmopolitan of Las Vegas and BHF-BANK.

During 2013 significant sales were executed from across portfolios, including € 3.2 billion of GIIPS bond exposures and a further U.S. $ 2.5 billion of bonds from legacy investment portfolios of Postbank. In addition de-risking of approximately € 4 billion of CRE exposure including IAS 39 reclassified assets was completed in the period together with approximately € 4 billion of additional asset reductions generated by disposals from structured credit portfolios in the EU and US regions.

We have also made the following significant divestitures since January 1, 2011:

In December 2013, Deutsche Postbank AG completed the sale of an approximately £ 1.4 billion UK commercial real estate loan portfolio to GE Capital Real Estate.

In June 2013, PB Capital Corporation completed the sale of an approximately U.S.$ 3.7 billion US commercial real estate loan portfolio to San Francisco based Union Bank, N.A., an indirect subsidiary of Mitsubishi UFJ Financial Group, Inc.

In May 2013, Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”) fully repaid the remaining exposure (of which € 0.8 billion was allocated to the former Corporate Investments, now part of the NCOU) of ECB-eligible notes guaranteed by the SOFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis).

In January 2013, we completed the sale of our 15 % participation in Dedalus GmbH & Co. KGaA, through which we indirectly held approximately 1.1 % of the shares in EADS N.V. for a consideration of approximately € 250 million.

Deutsche Bank	1 – Management Report	16
Financial Report 2013	Operating and Financial Review Deutsche Bank Group

In October 2012, we exited our exposure to Actavis, the generic pharmaceuticals company, upon completion of Watson Pharmaceuticals’ acquisition of the company.

In September 2012 we signed an agreement regarding the sale of BHF-BANK AG to Kleinwort Benson Group, a subsidiary of financial services group RHJ International. Following the withdrawal by one of Kleinwort Benson Group’s co-investors, the transaction structure was revised in October 2013 whereby Deutsche Bank would receive the total consideration of € 354 million primarily in cash (€ 322 million) and the remainder in the form of new shares in RHJ International issued at par value. The final consideration is subject to closing purchase price adjustments. According to a press release by RHJ International, dated February 21, 2014, the German financial regulator, BaFin, has confirmed that it has no objections to the proposed acquisition of BHF-BANK. As a result, the disposal of BHF Bank to RHJ International is subject only to certain remaining conditions which have to be met prior to closing, which is expected to take place before the end of March 2014.

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

This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (i.e., global technology, global business services, global logistics services and group strategy, CFO functions (i.e., finance, tax, insurance and treasury), CRO functions (i.e., credit risk management and market risk management), CEO functions (i.e., communications & corporate social responsibility and Deutsche Bank Research) and HR, Legal & Compliance functions.

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

Significant Capital Expenditures and Divestitures

Information on each Corporate Division’s significant capital expenditures and divestitures has been included in the above descriptions of the Corporate Divisions.

Since January 1, 2013, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company’s shares.

Deutsche Bank	1 – Management Report	17
Financial Report 2013	Operating and Financial Review Results of Operations

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Condensed Consolidated Statement of Income

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Net interest income	14,834	15,975	17,445	(1,141)	(7)	(1,470)	(8)

Provision for credit losses	2,065	1,721	1,839	344	20	(118)	(6)

Net interest income after provision for credit losses	12,769	14,254	15,606	(1,485)	(10)	(1,352)	(9)

Commissions and fee income[1]	12,308	11,809	11,878	500	4	(69)	(1)

Net gains (losses) on financial assets/liabilities at fair value through profit or loss [1]	3,817	5,608	2,724	(1,791)	(32)	2,884	106

Net gains (losses) on financial assets available for sale	394	301	123	93	31	178	145

Net income (loss) from equity method investments	369	163	(264)	206	127	427	N/M

Other income (loss)	193	(120)	1,322	313	N/M	(1,442)	N/M

Total noninterest income	17,082	17,761	15,783	(679)	(4)	1,978	13

Total net revenues[2]	29,850	32,015	31,389	(2,164)	(7)	626	2

Compensation and benefits	12,329	13,490	13,135	(1,160)	(9)	355	3

General and administrative expenses	15,126	15,017	12,657	110	1	2,360	19

Policyholder benefits and claims	460	414	207	46	11	207	100

Impairment of intangible assets	79	1,886	0	(1,808)	(96)	1,886	N/M

Restructuring activities	399	394	0	5	1	394	N/M

Total noninterest expenses	28,394	31,201	25,999	(2,807)	(9)	5,202	20

Income before income taxes	1,456	814	5,390	642	79	(4,576)	(85)

Income tax expense	775	498	1,064	277	56	(566)	(53)

Net income	681	316	4,326	365	116	(4,010)	(93)

Net income attributable to noncontrolling interests	15	53	194	(37)	(71)	(141)	(73)

Net income attributable to Deutsche Bank shareholders	666	263	4,132	403	154	(3,869)	(94)

N/M – Not meaningful

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	After provision for credit losses.

Net Interest Income

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Total interest and similar income	25,601	31,593	34,366	(5,992)	(19)	(2,773)	(8)

Total interest expenses	10,768	15,619	16,921	(4,851)	(31)	(1,302)	(8)

Net interest income	14,834	15,975	17,445	(1,141)	(7)	(1,470)	(8)

Average interest-earning assets[1]	1,136,662	1,250,002	1,174,201	(113,340)	(9)	75,801	6

Average interest-bearing liabilities[1]	979,245	1,119,374	1,078,721	(140,129)	(13)	40,653	4

Gross interest yield[2]	2.25%	2.53%	2.93%	(0.28) ppt	(11)	(0.40) ppt	(14)

Gross interest rate paid[3]	1.10%	1.40%	1.57%	(0.30) ppt	(21)	(0.17) ppt	(11)

Net interest spread[4]	1.15%	1.13%	1.36%	0.02 ppt	2	(0.23) ppt	(17)

Net interest margin[5]	1.31%	1.28%	1.49%	0.03 ppt	2	(0.21) ppt	(14)

ppt – Percentage points

[1]	Average balances for each year are calculated in general based upon month-end balances.
[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5]	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Deutsche Bank	1 – Management Report	18
Financial Report 2013	Operating and Financial Review Results of Operations

2013

The decrease in net interest income in 2013 of € 1.1 billion, or 7%, to € 14.8 billion compared to € 16.0 billion in 2012, was primarily driven by lower interest income on trading assets in CB&S, due to lower client activity reflecting lower liquidity and ongoing market uncertainty. Another main driver to the decline in net interest income was the accelerated de-risking strategy in NCOU. In PBC, slightly reduced margins and a strategic deposit volume reduction in Postbank also impacted net interest income in 2013. Overall, the net interest spread increased by 2 basis points, following an almost parallel decline in gross interest yield and gross interest rate paid. The net interest margin improved by 3 basis points, mainly due to margin improvements in Germany.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We entered into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income. The same accounting policy has been applied for the periods ended December 31, 2013, 2012 and 2011.

2012

The decrease in net interest income in 2012 of € 1.5 billion, or 8%, to € 16.0 billion compared to € 17.4 billion in 2011, was primarily driven by lower interest income from CB&S trading assets resulting from a lower interest rate environment and reduced asset volumes. Additionally the reduced asset base of NCOU as a result of de-risking lead to falls in interest income. The remaining decline was further impacted by lower interest income in PBC based on a decrease of purchase price allocation (PPA) effects, following the acquisition of Postbank. These developments contributed to a tightening of our net interest spread by 23 basis points and to a decline in our net interest margin by 21 basis points.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %

CB&S – Sales & Trading (equity)	1,125	991	312	133	13	679	N/M

CB&S – Sales & Trading (debt and other products)	2,544	4,508	4,348	(1,964)	(44)	160	4

Non-Core Operations Unit	(535)	(1,257)	(1,564)	722	(57)	307	(20)

Other	684	1,367	(372)	(682)	(50)	1,739	N/M

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,817	5,608	2,724	(1,791)	(32)	2,884	106

N/M – Not meaningful

2013

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 1.8 billion to € 3.8 bil-lion for the full year 2013. The main driver for this development was a decrease of € 2.0 billion in Sales & Trading (debt and other products), which was primarily driven by lower client activity coupled with a challenging trading environment and market uncertainty impacting Rates and Commodities, as well as by lower revenues in Foreign Exchange due to lower volatility and margin compression. In addition, the decrease was significantly driven by a fall of € 682 million in Other, mainly reflecting the non-recurrence of a prior year refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities in CB&S, the deconsolidation of funds in DeAWM offset by increases in other revenues categories and C&A. The increase of € 722 million in NCOU was due to a decrease in net losses on financial assets/liabilities at fair value through profit or loss, mainly driven by a smaller asset base as a result of an accelerated de-risking strategy and fair value movements on some of our non-core assets. The increase of € 133 million in net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (equity) was due to increased client activity and an improved market environment resulting in higher revenues from equity trading.

Deutsche Bank	1 – Management Report	19
Financial Report 2013	Operating and Financial Review Results of Operations

2012

Net gains on financial assets/liabilities at fair value through profit or loss increased by € 2.9 billion to € 5.6 billion for the full year 2012. The majority of the increase arose outside our Sales & Trading business. Special factors were mainly gains on products held at fair value in CB&S related to the aforementioned DVA on certain derivative liabilities, a decrease of fair value losses at Abbey Life in DeAWM and higher net gains in Consolidation & Adjustments (C&A) related to U.S. dollar/euro basis swaps designated as net investment hedges for capital investments in US entities. The increase of € 679 million of net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (equity) was due to volatile market conditions leading to an increase in client trading activities and resulting in higher revenues from equity derivatives as well as higher fair value gains in Prime Finance. The increase of € 160 million on net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (debt and other products) was mainly driven by higher Flow Credit revenues reflecting improved credit market conditions and higher Rates revenues driven by strong client activity. This was partially offset by lower revenues in Money Markets due to reduced volatility. The NCOU showed a decrease in net losses due to a smaller asset base as a result of de-risking activity and fair value movements on the non-core assets particularly in credit spreads.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division and by product within CB&S.

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Net interest income	14,834	15,975	17,445	(1,141)	(7)	(1,470)	(8)

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,817	5,608	2,724	(1,791)	(32)	2,884	106

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,651	21,583	20,169	(2,932)	(14)	1,414	7

Breakdown by Corporate Division/product: [1]

Sales & Trading (equity)	2,129	1,732	1,504	397	23	228	15
Sales & Trading (debt and other products)	6,230	8,226	8,121	(1,996)	(24)	105	1
Total Sales & Trading	8,359	9,958	9,625	(1,599)	(16)	333	3

Loan products [2]	599	182	185	418	N/M	(3)	(2)

Remaining products [3]	72	589	199	(517)	(88)	390	196

Corporate Banking & Securities	9,030	10,729	10,010	(1,699)	(16)	719	7

Global Transaction Banking	1,984	2,016	1,996	(32)	(2)	20	1

Deutsche Asset & Wealth Management	1,568	1,974	991	(406)	(21)	983	99

Private & Business Clients	5,966	6,220	6,625	(254)	(4)	(405)	(6)

Non-Core Operations Unit	83	275	588	(191)	(70)	(313)	(53)

Consolidation & Adjustments	19	369	(42)	(350)	(95)	411	N/M

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,651	21,583	20,169	(2,932)	(14)	1,414	7

N/M – Not meaningful

[1]

This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the corporate divisions’ total revenues by product please refer to Note 4 “Business Segments and Related Information”.

[2]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[3]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Deutsche Bank	1 – Management Report	20
Financial Report 2013	Operating and Financial Review Results of Operations

Corporate Banking & Securities (CB&S)

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.0 billion in 2013, a decrease of € 1.7 billion, or 16%, compared to 2012. This decrease was partly driven by products outside of Sales & Trading. For Remaining products, the decrease was mainly related to the non-recurrence of a refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities in 2012. In Sales & Trading (debt and other products), the main drivers for the decrease were lower revenues in RMBS due to de-risking activity undertaken this year, weaker liquidity and market uncertainty, lower revenues in Foreign Exchange due to lower volatility and margin compression and weaker trading revenues in Commodities and Rates. Partly offsetting these were an increase in Loan products due to favorable movements in credit spreads, a lower proportion of lending activity measured at fair value and lower overall hedge costs. The increase in Sales & Trading (equity) in 2013 was primarily driven by non-recurrence of higher dividend payout in 2012 in Equity Derivatives, increased client activity and an improved market environment in Equity Trading business.

2012

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 10.7 billion in 2012, an increase of € 719 million, or 7%, compared to 2011. The increase in Sales & Trading (equity) in 2012 was primarily driven by Equity Derivatives revenues impacted by volatile market conditions. Another contributor to the increase in Sales & Trading (equity) was Equity Trading with higher net interest income due to market share gains resulting in higher volumes offsetting more difficult market conditions. In Sales & Trading (debt and other products) the main drivers for the increase of net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were higher Flow Credit revenues reflecting improved credit market conditions and higher Rates revenues driven by strong client activity. This was partially offset by lower revenues in Money Markets due to lower volatility. The increase of net gains in the remaining products held at fair value in CB&S arose relating to the aforementioned refinement in calculation methodology of the DVA on certain derivative liabilities.

Global Transaction Banking (GTB)

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.0 billion in 2013, a decrease of € 32 million, or 2%, compared to 2012. Net interest income declined compared to the prior year driven by low interest rate in core markets, and competitive pressure on margins. Furthermore, foreign exchange-movements compared to 2012 adversely impacted the income reported in Euro.

2012

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.0 billion in 2012, an increase of € 20 million, or 1%, compared to 2011. Net interest income increased compared to the prior year driven by strong performance across the GTB product spectrum and regions benefiting from strong volumes. The gain was offset by a decrease in the interest income of the commercial banking activities in the Netherlands, primarily due to the depressed interest rate environment.

Deutsche Asset & Wealth Management (DeAWM)

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.6 billion in 2013, a decrease of € 406 million, or 21%, compared to 2012. The decrease in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was mainly attributable to the deconsolidation of funds in 2013 and was offset by increases in other revenues categories.

Deutsche Bank	1 – Management Report	21
Financial Report 2013	Operating and Financial Review Results of Operations

2012

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.0 billion in 2012, an increase of € 983 million, or 99%, compared to 2011. The increase in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was mainly attributable to a net gain in Abbey Life offset in noninterest expenses.

Private & Business Clients (PBC)

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.0 billion in 2013, a decrease of € 254 million, or 4%, compared to 2012. This decrease was primarily due to the ongoing low interest rate environment affecting revenues on deposits and higher negative impact from purchase price allocation on Postbank.

2012

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.2 billion in 2012, a decrease of € 405 million, or 6%, compared to 2011. The combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased primarily due to the lower purchase price allocation effects as well as lower interest income at Postbank.

Non-Core Operations Unit (NCOU)

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 83 million in 2013, a decrease of € 191 million, or 70%, compared to 2012. The main driver for the decrease was lower portfolio revenues due to asset reductions across all products in the NCOU. This was a result of an accelerated de-risking strategy, leading overall to a reduction in fair value losses.

2012

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 275 million in 2012, a decrease of € 313 million, or 53%, compared to 2011. The main driver for the decrease was the smaller asset base across all products in the NCOU as a result of de-risking activity and a reduction in fair value losses predominantly due to credit spread movements.

Consolidation & Adjustments (C&A)

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 19 million in 2013, compared with € 369 million in 2012. This decrease primarily reflected lower positive effects resulting from timing differences from different accounting methods used for management reporting and IFRS. The remaining decline was mainly due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments, for example funding expenses on non-divisionalized assets/liabilities.

2012

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 369 million in 2012, compared with a negative € 42 million in 2011. The increase was mainly a result of positive effects related to timing differences from different accounting methods used for management reporting and IFRS.

Deutsche Bank	1 – Management Report	22
Financial Report 2013	Operating and Financial Review Results of Operations

Provision for Credit Losses

2013

Provision for credit losses in 2013 were € 2.1 billion, up by € 344 million or 20 % versus 2012. In NCOU, provision for credit losses increased reflecting a number of single client items, including an item related to the European Commercial Real Estate sector. Provision for credit losses also increased in GTB, related to a single client credit event, and in CB&S, from higher charges relating to shipping companies. These increases were partly offset by lower provisions in PBC reflecting the improved credit environment in Germany.

2012

Provision for credit losses recorded in 2012 decreased by € 118 million to € 1.7 billion. This reduction was primarily driven by improvements in the quality of the PBC Germany portfolio, partly offset by higher provisions for IAS 39 reclassified assets held by NCOU.

Remaining Noninterest Income

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Commissions and fee income [1]	12,308	11,809	11,878	500	4	(69)	(1)

Net gains (losses) on financial assets available for sale	394	301	123	93	31	178	145

Net income (loss) from equity method investments	369	163	(264)	206	127	427	N/M

Other income (loss)	193	(120)	1,322	313	N/M	(1,442)	N/M

Total remaining noninterest income	13,264	12,153	13,059	1,111	9	(906)	(7)

N/M – Not meaningful
[1] includes:
	2013	2012	2011	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:

Commissions for administration	435	449	491	(13)	(3)	(42)	(9)

Commissions for assets under management	2,963	2,609	2,760	354	14	(151)	(5)

Commissions for other securities business	247	239	207	8	3	32	15

Total	3,646	3,297	3,458	349	11	(161)	(5)

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:

Underwriting and advisory fees	2,378	2,318	2,118	60	3	200	9

Brokerage fees	1,542	1,526	1,882	15	1	(356)	(19)

Total	3,920	3,844	4,000	76	2	(156)	(4)

Fees for other customer services	4,742	4,667	4,421	76	2	246	6

Total commissions and fee income	12,308	11,809	11,878	500	4	(69)	(1)

N/M – Not meaningful

Commissions and fee income

2013

Total Commissions and fee income increased from € 11.8 billion in 2012 by € 500 million to € 12.3 billion in 2013. Commissions for assets under management increased from a favorable development in the leveraged debt markets globally, which benefited from low interest rates. Underwriting and advisory fees as well as brokerage fees and fees for other customer services improved driven by higher client activity levels and improved market conditions for global equity trading.

Deutsche Bank	1 – Management Report	23
Financial Report 2013	Operating and Financial Review Results of Operations

2012

Total Commissions and fee income was € 11.8 billion in 2012, a decrease of € 69 million compared to 2011. Advisory fees increased driven by Global Finance as well as by DeAWM Alternatives, reflecting increased deal activity. Underwriting fees were in line with 2011 with an increase in Rates and Credit Trading, reflecting higher corporate debt issuance, offset by lower fees from Equity Trading. Other customer services fees slightly increased mainly due to Trade Finance & Cash Management Corporates in GTB as well as Rates and Credit Trading in CB&S. Both Underwriting and advisory fees as well as Other customer services fees, however were offset by lower Brokerage fees, especially in PBC Products, due to muted client investment activities, and in Global Equities.

Net gains (losses) on financial assets available for sale

2013

Net gains on financial assets available for sale were € 394 million in 2013 compared to € 301 million in 2012. The net gain in 2013 mainly resulted from the de-risking activities related to the NCOU portfolio.

2012

Net gains on financial assets available for sale were € 301 million in 2012, versus € 123 million in 2011. The net gain in 2012 mainly included gains on the sale of EADS shares of € 152 million and on the sale of the Structured Credit portfolio in the NCOU. These gains were partially offset by specific impairments and realized losses on sale from de-risking activity in the NCOU. The net gain in 2011 mainly included disposal gains of approximately € 485 million and a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, partly offset by an impairment charge of € 527 million on Greek government bonds.

Net income (loss) from equity method investments

2013

Net gains from equity investments increased from € 163 million in 2012 to € 369 million in 2013. The result in 2013 included 374 million from an equity pick up related to the investment in Hua Xia Bank.

2012

Net gains from equity method investments were € 163 million in 2012, versus a net loss of € 264 million in 2011. The net income in 2012 included a positive equity pick up of € 311 million from our investment in Hua Xia Bank, partly offset by an impairment charge of € 257 million related to Actavis Group. The net loss in 2011 included a positive equity pick up of € 154 million related to our stake in Hua Xia Bank and an impairment charge of € 457 million related to Actavis Group.

Other income (loss)

2013

Other income improved from negative € 120 million in 2012 to positive € 193 million in 2013. The improvement in 2013 is predominantly due to NCOU de-risking of portfolios. An impairment related to the expected sale of BHF-BANK was partly offset by continuing positive development of operating profits in Maher Terminals. Losses recorded from derivatives qualifying for hedge accounting were significantly lower than in the prior year.

2012

Other income was negative € 120 million in 2012 versus positive € 1.3 billion in 2011. The lower other income in 2012 was largely due to significant losses from derivatives qualifying for hedge accounting offset by revenues related to The Cosmopolitan of Las Vegas and Maher Terminals as well as income from the settlement of credit protection received from the seller related to acquired commercial banking activities in the Netherlands. In 2011, other income mainly included significant gains from derivatives qualifying for hedge accounting and revenues related to The Cosmopolitan of Las Vegas.

Deutsche Bank	1 – Management Report	24
Financial Report 2013	Operating and Financial Review Results of Operations

Noninterest Expenses

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Compensation and benefits	12,329	13,490	13,135	(1,160)	(9)	355	3

General and administrative expenses [1]	15,126	15,017	12,657	110	1	2,360	19

Policyholder benefits and claims	460	414	207	46	11	207	100

Impairment of intangible assets	79	1,886	0	(1,808)	(96)	1,886	N/M

Restructuring activities	399	394	0	5	1	394	N/M

Total noninterest expenses	28,394	31,201	25,999	(2,807)	(9)	5,202	20

N/M – Not meaningful
[1] includes:
	2013	2012	2011	in € m.	in %	in € m.	in %
IT costs	3,074	2,547	2,194	527	21	353	16

Occupancy, furniture and equipment expenses	2,073	2,115	2,072	(42)	(2)	43	2

Professional service fees	1,804	1,852	1,621	(48)	(3)	231	14

Communication and data services	865	907	849	(42)	(5)	58	7

Travel and representation expenses	441	518	539	(77)	(15)	(21)	(4)

Payment, clearing and custodian services	569	609	504	(40)	(7)	105	21

Marketing expenses	314	362	410	(48)	(13)	(48)	(12)

Consolidated investments	797	760	652	37	5	108	17

Other expenses [2]	5,189	5,347	3,815	(158)	(3)	1,532	40

Total general and administrative expenses	15,126	15,017	12,657	110	1	2,360	19

N/M – Not meaningful

[2]

Includes litigation related expenses of € 3.0 billion in 2013 and of € 2.6 billion in 2012. 2011 included specific charges in CB&S (€ 655 million litigation related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim) and the first time consideration of € 247 million for the German and UK bank levies.

Compensation and benefits

2013

Compensation and benefits decreased by € 1.2 billion, or 9%, to € 12.3 billion in 2013 compared to € 13.5 billion in 2012. The reduction was driven by lower compensation and benefits, reflecting a reduced deferred award amortization due to lower deferred grants awarded and positive effects from the ongoing implementation of OpEx.

2012

In the full year 2012, compensation and benefits were up by € 355 million, or 3%, compared to 2011. Half of the increase in 2012 was attributable to Variable Compensation mainly due to a decrease in the deferral rate from 61 % to 47 % which led to an increase of the cash bonus component. This was partly offset by deferred award amortization based on a reduced deferred compensation charge for employees eligible for career retirement. The other significant driver of the increase was the negative impact of FX translation.

General and administrative expenses

2013

General and administration expenses increased by € 110 million, or 1%, from € 15.0 billion in 2012 to € 15.1 billion in 2013. The increase was primarily driven by higher litigation expenses as well as higher IT costs resulting from higher cost-to-achieve and project ramp-up costs in 2013. Partly offsetting was the non-recurrence of turnaround measures taken in the Netherlands in 2012. In addition, professional service fees, communication, travel and representation expenses as well as marketing expenses decreased.

2012

General and administration expenses increased by € 2.4 billion, or 19%, from € 12.7 billion in 2011 to € 15.0 billion in 2012. The main driver for the increase were new litigation provisions as well as items related to the turnaround measures in the Bank’s commercial banking activities in the Netherlands; both shown in other expenses. Further increases resulted from higher IT costs, including the write-down of the technology platform NPP, higher depreciation on IT, and the new Magellan platform in PBC. Professional service fees increased due to higher legal costs relating to litigations and costs related to the strategic review in DeAWM. Higher costs in consolidated investments were driven by The Cosmopolitan of Las Vegas and Maher Terminals.

Deutsche Bank	1 – Management Report	25
Financial Report 2013	Operating and Financial Review Results of Operations

Policyholder benefits and claims

2013

Policyholder benefits and claims increased by € 46 million from € 414 million in 2012 to € 460 million in 2013 and are solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

2012

Policyholder benefits and claims in 2012 were € 414 million, an increase of € 207 million compared to the prior year and were solely driven by insurance-related charges regarding the Abbey Life business.

Impairment of intangible assets

2013

In 2013 the impairment charges on goodwill and intangibles of € 79 million were mainly attributable to the commercial banking activities in the Netherlands. Similar as in 2012, these charges incurred in respect of the further execution of the turn-around measures as part of the Strategy 2015+.

2012

In 2012, impairment charges on goodwill and other intangible assets were € 1.9 billion. They included impairments of € 1.2 billion for CB&S prior to re-segmentation. Post segmentation reviews resulted in a further € 421 million of goodwill impairments in the newly established NCOU. Impairments of other intangible assets included € 202 million in DeAWM and € 73 million in GTB relating to commercial banking activities in the Netherlands. There was no charge for impairment of intangible assets in 2011.

Restructuring

2013

In 2013, restructuring expenses of € 399 million resulted from our OpEx Programm and were virtually unchanged to the prior year.

2012

Restructuring activities were € 394 million in 2012. Restructuring activities in 2012 led to lower Salary and Benefit costs in the fourth quarter 2012. There were no such costs in 2011.

Income Tax Expense

2013

In 2013, income tax expense was € 775 million, which led to an effective tax rate of 53 % compared to an income tax expense of € 498 million and an effective tax rate of 61 % in 2012. The current year’s effective tax rate in 2013 was mainly impacted by expenses that are not deductible for tax purposes.

2012

In 2012, the income tax expense was € 498 million, which led to an effective tax rate of 61 % compared to an income tax expense of € 1.1 billion and an effective tax rate of 20 % in 2011. The effective tax rate in 2012 was mainly impacted by expenses that are not deductible for tax purposes which include impairments of goodwill. The effective tax rate in 2011 primarily benefited from changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank.

Deutsche Bank	1 – Management Report	26
Financial Report 2013	Operating and Financial Review Results of Operations

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 4 “Business Segments and Related Information” to the consolidated financial statements for information regarding:

—  changes in the format of our segment disclosure;

—  the framework of our management reporting systems; and

—  definitions of non-GAAP financial measures that are used with respect to each segment.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2013. Segment results were prepared in accordance with our management reporting systems.

2013 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management		Private & Business Clients	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	13,623	4,069	4,735	[4]	9,550	867	32,844	(929)	31,915

Provision for credit losses	190	315	23		719	818	2,064	0	2,065

Total noninterest expenses	10,353	2,648	3,929		7,276	3,358	27,564	830	28,394
thereof:
Depreciation, depletion and amortization	2	0	0		0	2	5	18	23
Severance payments	27	8	5		225	13	278	25	303
Policyholder benefits and claims	0	0	460		0	0	460	0	460
Restructuring activities	147	54	170		22	7	399	0	399
Impairment of intangible assets	0	57	14		7	0	79	0	79

Noncontrolling interests	16	0	1		0	(3)	15	(15)	0

Income (loss) before income taxes	3,063	1,107	782		1,555	(3,306)	3,200	(1,744)	1,456

Cost/income ratio	76%	65%	83%		76%	N/M	84%	N/M	89%

Assets[2,3]	1,111,592	97,240	72,613		265,359	54,224	1,601,029	10,372	1,611,400

Expenditures for additions to long-lived assets	12	9	7		176	0	203	539	742

Risk-weighted assets	118,689	36,811	12,553		73,001	48,483	289,537	10,832	300,369

Average active equity[5]	20,687	5,082	5,855		13,976	9,833	55,434	0	55,434

Pre-tax return on average active equity	15%	22%	13%		11%	(34)%	6%	N/M	3%

Post-tax return on average active equity[6]	9%	13%	8%		6%	(20)%	3%	N/M	1%

[1] Includes:

Net interest income	5,409	1,930	988		5,963	619	14,909	(76)	14,834

Net income (loss) from equity method investments	77	3	18		375	(105)	368	1	369

[2] Includes:

Equity method investments	628	48	143		2,563	171	3,554	28	3,581

N/M – Not meaningful
[3]	Starting 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[4]	Includes revenues in Abbey Life related to Policyholder benefits and claims of € 494 million offset in expenses.
[5]	Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals, the figures for 2013 and 2012 were adjusted to reflect this effect
[6]	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 53 % for the year ended December 31, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 42 % for the year ended December 31, 2013.

Deutsche Bank	1 – Management Report	27
Financial Report 2013	Operating and Financial Review Results of Operations

2012 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management		Private & Business Clients	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	15,448	4,200	4,470	[4]	9,540	1,054	34,711	(975)	33,736

Provision for credit losses	81	208	18		781	634	1,721	0	1,721

Total noninterest expenses	12,459	3,326	4,297		7,224	3,312	30,618	582	31,201
thereof:
Depreciation, depletion and amortization	5	0	0		0	2	8	17	25
Severance payments	167	24	42		249	3	486	58	543
Policyholder benefits and claims	0	0	414		0	0	414	0	414
Restructuring activities	244	40	104		0	4	392	0	394
Impairment of intangible assets	1,174	73	202		15	421	1,886	0	1,886

Noncontrolling interests	17	0	1		16	31	65	(65)	0

Income (loss) before income taxes	2,891	665	154		1,519	(2,923)	2,307	(1,493)	814

Cost/income ratio	81%	79%	96%		76%	N/M	88%	N/M	92%

Assets[2,3]	1,464,721	87,997	78,103		282,427	97,451	2,010,699	11,577	2,022,275

Expenditures for additions to long-lived assets	15	1	1		140	0	157	477	634

Risk-weighted assets	117,056	34,976	12,429		72,695	80,317	317,472	16,133	333,605

Average active equity[5]	20,790	4,133	5,907		12,177	11,920	54,927	0	54,927

Pre-tax return on average active equity	14%	16%	3%		12%	(25)%	4%	N/M	1%

Post-tax return on average active equity[6]	9%	10%	2%		8%	(16)%	3%	N/M	1%

[1] Includes:

Net interest income	5,208	1,964	1,033		6,115	1,531	15,851	123	15,975

Net income (loss) from equity method investments	131	5	6		312	(295)	159	4	163

[2] Includes:

Equity method investments	751	46	131		2,303	307	3,538	39	3,577

N/M – Not meaningful

[3]	Starting 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[4]	Includes revenues in Abbey Life related to Policyholder benefits and claims of € 420 million offset in expenses.
[5]

Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals, the figures for 2013 and 2012 were adjusted to reflect this effect.

[6]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 61 % for the year ended December 31, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2012.

Deutsche Bank	1 – Management Report	28
Financial Report 2013	Operating and Financial Review Results of Operations

2011 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management		Private & Business Clients		Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	13,899	3,816	4,278	[4]	10,397		877	33,267	(39)	33,228

Provision for credit losses	50	198	16		1,185		391	1,840	(1)	1,839

Total noninterest expenses	10,144	2,588	3,321		7,132		2,561	25,747	252	25,999
thereof:
Depreciation, depletion and amortization	35	6	24		129		272	466	442	908
Severance payments	79	14	29		218		60	401	102	503
Policyholder benefits and claims	0	0	207		0		0	207	0	207
Restructuring activities	0	0	0		0		0	0	0	0
Impairment of intangible assets	0	0	0		0		0	0	0	0

Noncontrolling interests	22	0	0		178		14	213	(213)	0

Income (loss) before income taxes	3,684	1,029	941		1,902	[3]	(2,089)	5,467	(77)	5,390

Cost/income ratio	73%	68%	78%		69%		N/M	77%	N/M	78%

Assets[2,5]	1,580,190	97,423	68,848		269,986		134,812	2,151,260	12,843	2,164,103

Expenditures for additions to long-lived assets	43	7	37		181		98	366	487	853

Risk-weighted assets	147,161	35,127	14,625		78,637		103,812	379,361	1,884	381,246

Average active equity	13,604	3,811	5,656		12,081		11,447	46,599	3,850	50,449

Pre-tax return on average active equity	27%	27%	17%		16%		(18)%	12%	(2)%	10%

Post-tax return on average active equity[6]	19%	19%	12%		11%		(13)%	8%	N/M	8%

[1] Includes:
Net interest income	5,787	1,906	805		6,594		2,152	17,244	201	17,445

Net income (loss) from equity method investments	23	2	41		140		(472)	(266)	2	(264)

[2] Includes:
Equity method investments	731	43	154		2,043		751	3,722	38	3,759

N/M – Not meaningful
[3]	Includes a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).
[4]	Includes revenues in Abbey Life related to Policyholder benefits and claims of € 178 million offset in expenses.
[5]	Starting 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[6]	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 20 % for the year ended December 31, 2011. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 30 % for the year ended December 31, 2011.

Deutsche Bank	1 – Management Report	29
Financial Report 2013	Operating and Financial Review Results of Operations

Corporate Divisions

Corporate Banking & Securities Corporate Division

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %

Net revenues:

Sales & Trading (debt and other products)	6,903	9,190	8,539	(2,288)	(25)	651	8

Sales & Trading (equity)	2,737	2,288	2,235	449	20	53	2

Origination (debt)	1,557	1,417	1,055	140	10	362	34

Origination (equity)	732	518	559	214	41	(41)	(7)

Advisory	480	590	621	(110)	(19)	(31)	(5)

Loan products	1,234	899	930	336	37	(31)	(3)

Other products	(21)	547	(39)	(567)	N/M	586	N/M

Total net revenues	13,623	15,448	13,899	(1,826)	(12)	1,549	11

Provision for credit losses	190	81	50	109	134	31	62

Total noninterest expenses	10,353	12,459	10,144	(2,106)	(17)	2,315	23
thereof:
Restructuring activities	147	244	0	(96)	(40)	244	N/M
Impairment of intangible assets	0	1,174	0	(1,174)	N/M	1,174	N/M

Noncontrolling interests	16	17	22	(1)	(6)	(5)	(23)

Income (loss) before income taxes	3,063	2,891	3,684	172	6	(793)	(22)

Cost/income ratio	76%	81%	73%	N/M	(5) ppt	N/M	8 ppt

Assets [1]	1,111,592	1,464,721	1,580,190	(353,128)	(24)	(115,469)	(7)

Risk-weighted assets	118,689	117,056	147,161	1,633	1	(30,105)	(20)

Average active equity [2]	20,687	20,790	13,604	(103)	0	7,186	53

Pre-tax return on average active equity	15%	14%	27%	N/M	1 ppt	N/M	(13) ppt

N/M – Not meaningful

1	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2013

Full year 2013 performance was significantly impacted by continued market uncertainty, in particular regarding the U.S. Federal Reserve’s decision on tapering its quantitative easing program, coupled with a reduction in liquidity and slowdown in client activity.

The full year 2013 net revenues were € 13.6 billion, a decline of € 1.8 billion or 12 % from the € 15.4 billion in 2012. The net revenues were impacted by three valuation adjustment items. First, a mark-to-market loss of € 265 million related to mitigating hedges for pro forma Capital Requirements Regulation (CRR)/Capital Requirements Directive 4 (CRD 4) risk-weighted assets (RWA) arising on Credit Valuation Adjustment (CVA). Second, a loss of € 21 million related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities. Partly offsetting these was a gain of € 83 million related to the Funding Valuation Adjustment (FVA) on certain derivatives exposures. Excluding these items, both 2013 and 2012, net revenues decreased by € 1.3 billion, or 8%, compared to the full year 2012.

Sales & Trading (debt and other products) net revenues were € 6.9 billion, a decrease of € 2.3 billion, or 25 % compared to the prior year. Revenues in Rates were significantly lower than the prior year, due to lower client activity reflecting weaker liquidity and ongoing market uncertainty. RMBS business was impacted by the de-risking activity undertaken this year, exacerbated by weaker liquidity and continued market uncertainty, resulting in significantly lower revenues compared to the prior year. Commodities revenues were significantly lower than the prior year, driven by reduced client activity and a challenging trading environment. Despite increased volumes, revenues in Foreign Exchange were lower than the prior year due to lower volatility and margin compression. Deutsche Bank was ranked number one in the Euromoney Annual Foreign Exchange poll, for the ninth consecutive year. Revenues in Emerging Market, Flow Credit and Credit Solutions were in line with the prior year.

Deutsche Bank	1 – Management Report	30
Financial Report 2013	Operating and Financial Review Results of Operations

Sales & Trading (equity) net revenues were € 2.7 billion, an increase of € 449 million, or 20 % compared to the prior year. Equity Trading Revenues increased and Equity Derivatives revenues increased significantly from prior year driven by higher client activity and an improved market environment. Prime Finance revenues were in line with the prior year.

Origination and Advisory generated revenues of € 2.8 billion for the full year 2013, an increase of € 244 million, or 10%, compared to the prior year. Debt Origination revenues were higher, and Equity Origination revenues were significantly higher than the prior year reflecting strong global market debt and equity issuance activity. Revenues in Advisory were down from the prior year, due to reduced fee pool and deal volumes. Deutsche Bank was ranked number one in Europe by share of Corporate Finance fees, and number one in Europe in Equity Origination (all rankings sourced from Dealogic unless stated).

Loan products net revenues were € 1.2 billion for the full year 2013, an increase of € 336 million, or 37%, compared to 2012, due to lower overall hedge costs, a lower proportion of lending activity measured at fair value, favorable movements in the credit spreads and continued strengthening in our commercial real estate franchise.

For the full year 2013, net revenues from Other products were negative € 21 million, compared to positive € 547 million in 2012. The decrease was mainly driven by non-recurrence of prior-year positive impact of a refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) implemented in 2012 on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 190 million for the full year 2013, an increase of € 109 million, or 134 % compared to the prior year, driven by increased provisions taken in the Shipping portfolio.

Noninterest expenses were € 10.4 billion, a decrease of € 2.1 billion compared to € 12.5 billion for the prior year, which included an impairment of intangible assets. Excluding these charges, the decrease was driven by lower compensation and non-compensation expenses reflecting the continued implementation of OpEx measures, coupled with favorable foreign exchange rate movements, partially offset by increased litigation costs.

Income before income taxes was € 3.1 billion, compared to € 2.9 billion in the prior year, driven by non-recurrence of the impairment on intangible assets, lower compensation and non-compensation expenses, partly offset by lower revenues and higher litigation provisions.

2012

For the full year 2012, Sales & Trading (debt and other products) net revenues were € 9.2 billion, an increase of € 651 million, or 8%, despite a negative impact of € 166 million relating to Credit Valuation Adjustments (CVAs) in the fourth quarter 2012 due to a refinement in the calculation methodology and RWA mitigation. Revenues in Rates and Credit Flow Trading were significantly higher than the prior year, driven by significantly higher Flow Credit revenues reflecting improved credit market conditions, and by higher Rates revenues reflecting strong client activity, particularly in Europe. Revenues in Structured Finance were higher than the prior year, reflecting a strong client demand, particularly for CMBS products. In contrast, despite increased volumes, Foreign Exchange revenues were lower than the prior year as a result of margin compression. Revenues in Money Markets were lower than the prior year due to lower volatility. In Commodities and RMBS, revenues were also lower compared to 2011. Revenues in Emerging Markets were in line with the prior year.

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

Deutsche Bank	1 – Management Report	31
Financial Report 2013	Operating and Financial Review Results of Operations

Origination and Advisory revenues increased to € 2.5 billion, up € 290 million compared to the full year 2011. Deutsche Bank was ranked number five globally, by share of Corporate Finance fees, and number one in Europe. In Advisory revenues were down in comparison to the prior year. Deutsche Bank was ranked number six globally and number two in Europe. Debt Origination revenues increased due to corporate debt issuance, while Equity Origination revenues decreased, reflecting an industry wide decline in IPO activity in the first half of 2012. Deutsche Bank was ranked number five globally for Equity Origination, and number two in Europe. (All ranks from Dealogic unless otherwise stated).

For the full year 2012, net revenues from Other products were € 547 million, compared to negative € 39 million in 2011. The increase was driven by € 516 million relating to the aforementioned DVA on certain derivative liabilities.

Noninterest expenses were € 12.5 billion, a substantial increase of € 2.3 billion compared to € 10.1 billion for the full year 2011. Approximately half of the increase related to the impairment of intangible assets. The increase also included € 315 million cost-to-achieve related to OpEx. Additionally, noninterest expenses were impacted by adverse foreign exchange rate movements and higher litigation related charges. These increases were partially offset by the absence of a specific charge of € 310 million for a German VAT claim in the prior year, and lower non-performance related compensation costs reflecting the implementation of OpEx.

Income before income taxes was € 2.9 billion, compared to € 3.7 billion in the prior year, driven by the impairment on intangible assets, higher litigation related charges and cost-to-achieve related to OpEx, partly offset by higher revenues, the absence of the aforementioned German VAT claim in the prior year and OpEx related cost savings.

Global Transaction Banking Corporate Division

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %

Net revenues:

Transaction services	4,069	4,200	3,816	(130)	(3)	384	10

Other products	0	0	0	0	N/M	0	N/M

Total net revenues	4,069	4,200	3,816	(130)	(3)	384	10

Provision for credit losses	315	208	198	107	52	10	5

Total noninterest expenses	2,648	3,326	2,588	(679)	(20)	738	29
thereof:
Restructuring activities	54	40	0	13	33	40	N/M
Impairment of intangible assets	57	73	0	(16)	(22)	73	N/M

Noncontrolling interests	0	0	0	0	N/M	0	N/M

Income (loss) before income taxes	1,107	665	1,029	441	66	(364)	(35)

Cost/income ratio	65%	79%	68%	N/M	(14) ppt	N/M	11 ppt

Assets[1]	97,240	87,997	97,423	9,243	11	(9,426)	(10)

Risk-weighted assets	36,811	34,976	35,127	1,835	5	(151)	0

Average active equity[2]	5,082	4,133	3,811	949	23	322	8

Pre-tax return on average active equity	22%	16%	27%	N/M	6 ppt	N/M	(11) ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2013

GTB’s profitability increased in 2013 compared to 2012 despite challenging market conditions. The results in 2013 and 2012 included specific items related to the execution of the Strategy 2015+. Both periods comprised cost-to-achieve related to the Operational Excellence (OpEx) Programm as well as an impairment of an intangible asset. In addition, 2012 included a litigation-related charge as well as the settlement of the credit protection received from the seller as part of the turn-around measures of the commercial banking activities in the Netherlands.

Deutsche Bank	1 – Management Report	32
Financial Report 2013	Operating and Financial Review Results of Operations

Net revenues decreased by € 130 million, or 3%, compared to 2012. 2012 included a settlement payment related to the aforementioned turn-around measures in the Netherlands. 2013 contained a gain from the sale of Deutsche Card Services. Throughout 2013, the macroeconomic environment proved to be challenging with persistent low interest rates in core markets, and competitive pressures on margins. Furthermore, foreign exchange movements compared to 2012 adversely impacted GTB’s result reported in Euro. Despite the above headwinds and specific items, revenues increased versus 2012 with growth materializing in APAC and the Americas. Net revenues in Trade Finance were stable benefiting from strong volumes which offset the impact from the competitive margin environment. Trust & Securities Services showed a robust performance in this market environment based on higher volumes. Revenues in Cash Management benefited from strong transaction volumes and client balances.

Provision for credit losses increased by € 107 million, or 52%, versus 2012. The increase was primarily driven by a single client credit event in Trade Finance, partly offset by lower provisions in the commercial banking activities in the Netherlands.

Noninterest expenses decreased by € 679 million, or 20%, compared to 2012, mainly driven by the non-recurrence of the aforementioned litigation-related charge as well as lower turn-around charges in the Netherlands. Cost-to-achieve related to the OpEx Programm of € 109 million increased by € 68 million versus 2012. Excluding these charges, noninterest expenses were lower than in 2012 due to the non-recurrence of integration costs of the commercial banking activities in the Netherlands as well as the continued focus on cost management. This was partly offset by an increase in expenses related to higher business activity and the execution of the Strategy 2015+.

Income before income taxes increased by € 441 million, or 66%, compared to 2012 due to specific items incurred in 2012.

2012

GTB’s results in 2012 included specific items as mentioned before.

Net revenues increased significantly by € 384 million, or 10%, compared to 2011. 2012 included a settlement payment related to the aforementioned turn-around measures in the Netherlands. Despite this specific item, revenues increased driven by a strong performance across products and regions benefiting from strong volumes while interest rate levels continued to be low. Trade Finance profited from high demand for international trade and financing products. Trust & Securities Services grew on the back of higher fee income especially in the Corporate Trust business in the U.S. Cash Management benefited from a sustained “flight-to-quality” trend, resulting in strong transaction volumes and higher deposit balances, as well as from liquidity management.

Provision for credit losses increased by € 10 million, or 5%, versus 2011, which was driven by the commercial banking activities acquired in the Netherlands. This was partly offset by lower provisions in the Trade Finance business.

Noninterest expenses were up € 738 million, or 29%, compared to 2011, mainly driven by the aforementioned turn-around measures as well as the litigation-related charge. Excluding these charges, noninterest expenses were above 2011 reflecting higher expenses related to compensation and to higher business activity. This was partly offset by the non-recurrence of higher amortization of an upfront premium paid for credit protection received in 2011.

Income before income taxes decreased by € 364 million, or 35%, compared to 2011. The decrease resulted from the aforementioned turn-around measures as well as the litigation-related charge.

Deutsche Bank	1 – Management Report	33
Financial Report 2013	Operating and Financial Review
	Results of Operations

Deutsche Asset & Wealth Management Corporate Division

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %

Net revenues:

Management Fees and other recurring revenues	2,453	2,301	2,315	151	7	(14)	(1)

Performance and trans. fees and other non recurring revenues	917	884	927	34	4	(43)	(5)

Net Interest Income	545	496	348	48	10	148	43

Other product revenues	327	369	510	(42)	(11)	(141)	(28)

Mark-to-market movements on policyholder positions in Abbey Life	494	420	178	74	18	242	136

Total net revenues	4,735	4,470	4,278	266	6	192	4

Provision for credit losses	23	18	16	5	29	2	13

Total noninterest expenses	3,929	4,297	3,321	(368)	(9)	976	29
thereof:
Policyholder benefits and claims	460	414	207	46	11	207	100
Restructuring activities	170	104	0	66	63	104	N/M
Impairment of intangible assets	14	202	0	(188)	(93)	202	N/M

Noncontrolling interests	1	1	0	0	60	1	N/M

Income (loss) before income taxes	782	154	941	628	N/M	(787)	(84)

Cost/income ratio	83%	96%	78%	N/M	(13) ppt	N/M	19 ppt

Assets[1]	72,613	78,103	68,848	(5,490)	(7)	9,255	13

Risk-weighted assets	12,553	12,429	14,625	124	1	(2,196)	(15)

Average active equity[2]	5,855	5,907	5,656	(52)	(1)	251	4

Pre-tax return on average active equity	13%	3%	17%	N/M	11 ppt	N/M	(14) ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Additional information

in € bn.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € bn.	in %	in € bn.	in %

Invested assets[1]	923	920	897	3	0	23	3

Net new money	(13)	(25)	(20)	12	(48)	(5)	25

[1]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2013

In 2013, DeAWM benefitted from the increase in equity and bond markets. In addition, DeAWM’s initiative to improve its operating platform delivered cost efficiencies.

In DeAWM net revenues for full year 2013 were € 4.7 billion, an increase of € 266 million, or 6%, compared to 2012.

Management Fees and other recurring revenues increased by € 151 million, or 7%, due to an increase of the average assets under management for the year following the positive market conditions and margin improvements coming from a favorable shift in product mix from growth in Alternatives and private clients. Mark-to-market movements on policyholder positions in Abbey Life increased by € 74 million, or 18 % versus 2012, largely offset in noninterest expenses. Net interest income increased by € 48 million, or 10%, due to strong growth in lending revenues for securitized loans and commercial mortgages. Performance and transaction fees and other non recurring revenues were up € 34 million, or 4%, driven by higher performance fees across Alternatives and actively managed funds. Other product revenues decreased compared to 2012 by € 42 million, or 11 % mainly due to a gain on the sale of Value Retail business in the prior year.

Deutsche Bank	1 – Management Report	34
Financial Report 2013	Operating and Financial Review Results of Operations

Provision for credit losses increased by € 5.0 million, or 29%, compared to 2012 mainly resulting from a specific client lending provision in Switzerland.

Noninterest expenses were down € 368 million, or 9%, compared to 2012 mainly due to headcount reductions related to OpEx in 2013 as well as Scudder and IT related impairments in 2012, partly offset by the aforementioned effect related to Abbey Life.

Income before income taxes was € 782 million in 2013, an increase of € 628 million compared to 2012. This reflects a solid revenue performance, impairments taken in 2012 as well as our progress made on OpEx in 2013.

Invested assets in DeAWM were € 923 billion as of December 31¸ 2013, an increase of € 3 billion versus December 31, 2012, mainly driven by market appreciation of € 40 billion, partly offset by foreign currency effects, outflows and other movements. Net outflows were primarily driven by low margin institutional clients partially offset by € 11 billion inflows from private clients.

2012

Net revenues increased slightly by € 192 million, or 4%, compared to € 4.3 billion in 2011. Revenues in Mark-to-market movements on policyholder positions in Abbey Life increased by € 242 million, or 136%, offset in noninterest expenses.

Net interest income revenues increased by € 148 million, or 43 % reflecting various product initiatives targeting stable funding. Other product revenues decreased compared to 2011 by € 141 million, or 28 % driven by one off gains on sales in 2011 in RREEF and reduced demand for hedge fund products. Performance and transaction fees and other non recurring revenues decreased by € 43 million, or 5 % due to decreased client activity. Management Fees and other recurring revenues decreased slightly by € 14 million, or 1%.

Provision for credit losses increased by € 2.0 million, or 13%, compared to 2011 mainly resulting from US lending businesses.

Noninterest expenses were up € 976 million, or 29%, compared to 2011 mainly due to the aforementioned effect related to Abbey Life, € 202 million of impairments related to Scudder, € 90 million of IT-related impairments, € 104 million in costs-to-achieve related to OpEx, costs incurred from the strategic review and litigation-related charges.

Income before income taxes was € 154 million in 2012, a decrease of € 787 million compared to 2011. Higher revenues were more than offset by increased costs due to aforementioned restructuring activities as well as impairment.

Invested assets in DeAWM were € 920 billion as of December 31, 2012, an increase of € 23 billion versus December 31, 2011, mainly driven by market appreciation of € 55 billion, offset by outflows of € 25 billion and foreign currency movements of € 7 billion. The private bank attracted inflows of € 15 billion for the year offset by outflows in asset management, particularly from the institutional business which was impacted by the strategic review.

Deutsche Bank	1 – Management Report	35
Financial Report 2013	Operating and Financial Review Results of Operations

Private & Business Clients Corporate Division

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Net revenues:

Global credit products	3,183	3,102	3,022	81	3	80	3

Deposits	2,977	3,131	3,166	(155)	(5)	(35)	(1)

Payments, cards & account products	1,022	1,023	991	(2)	0	32	3

Investment & insurance products	1,212	1,146	1,257	66	6	(111)	(9)

Other products	1,156	1,136	1,961	20	2	(825)	(42)

Total net revenues	9,550	9,540	10,397	10	0	(857)	(8)

Provision for credit losses	719	781	1,185	(62)	(8)	(404)	(34)

Total noninterest expenses	7,276	7,224	7,132	52	1	92	1
thereof:
Impairment of intangible assets	7	15	0	(8)	(54)	15	N/M

Noncontrolling interests	0	16	178	(15)	(97)	(162)	(91)

Income (loss) before income taxes	1,555	1,519	1,902	35	2	(383)	(20)

Cost/income ratio	76%	76%	69%	N/M	0 ppt	N/M	7 ppt

Assets[1]	265,359	282,427	269,986	(17,068)	(6)	12,441	5

Risk-weighted assets	73,001	72,695	78,637	306	0	(5,942)	(8)

Average active equity[2]	13,976	12,177	12,081	1,799	15	96	1

Pre-tax return on average active equity	11%	12%	16%	N/M	(1) ppt	N/M	(3) ppt

Breakdown of PBC by business

Private & Commercial Banking:

Net revenues	3,704	3,741	3,716	(37)	(1)	25	1

Provision for credit losses	128	174	252	(46)	(26)	(78)	(31)

Noninterest expenses	3,237	3,098	2,942	139	4	156	5

Income before income taxes	339	468	522	(129)	(28)	(54)	(10)

Advisory Banking International:

Net revenues	2,052	1,971	1,996	81	4	(25)	(1)

Provision for credit losses	248	211	176	37	17	35	20

Noninterest expenses	1,139	1,217	1,195	(78)	(6)	22	2

Income before income taxes	666	543	626	122	22	(83)	(13)

Postbank:[3]

Net revenues	3,794	3,828	4,685	(34)	(1)	(857)	(18)

Provision for credit losses	343	395	758	(52)	(13)	(363)	(48)

Noninterest expenses	2,900	2,910	2,995	(10)	0	(85)	(3)

Noncontrolling interests	0	15	178	(15)	(97)	(163)	(92)

Income before income taxes	550	508	754	42	8	(246)	(33)

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

Additional information

in € bn.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € bn.	in %	in € bn.	in %
Invested assets[1]	282	293	296	(11)	(4)	(3)	(1)

Net new money	(15)	(10)	8	(6)	58	(18)	N/M

N/M – Not meaningful

[1]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2013

Despite a challenging environment PBC delivered a stable operating performance. The low interest rate and the muted client investment activity in Germany remain challenging, while the lending environment remains benign with provision for credit losses below the prior years. European markets, in which we operate besides Germany, were marked by a reduced credit activity that has been compensated with increased business in

Deutsche Bank	1 – Management Report	36
Financial Report 2013	Operating and Financial Review Results of Operations

Investment Products. The turmoils in the Chinese and Indian financial markets, observed in the last months of 2013, have not materially impacted our operations in these countries.

Net revenues increased slightly by € 10 million as compared to 2012. Higher revenues from credit products, investment & insurance products and other products were compensated by lower revenues from deposits, related to the ongoing low interest rate environment and higher negative impact from purchase price allocation on Postbank. Revenues from credit products increased by € 81 million, or 3%, mainly reflecting mortgage volume growth in Private & Commercial Banking and higher consumer finance margins in Advisory Banking International. Revenues from investment & insurance products increased by € 66 million, or 6%, driven by higher transaction volumes in Advisory Banking International and higher revenues from discretionary portfolio management in Private & Commercial Banking. Revenues from other products increased by € 20 million, or 2%, benefitting from the performance of Hua Xia Bank, partly offset by several, mainly Postbank related, one-off items. Net revenues from payments, cards and accounts remained stable.

Provision for credit losses was € 719 million, down 8 % from € 781 million for 2012, driven by Private & Commercial Banking and Postbank, reflecting an improved portfolio quality and credit environment in Germany. Additionally, a credit of € 86 million (2012: € 94 million) was recorded in other interest income representing increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group. Advisory Banking International had an increase in provisions for credit losses, mainly caused by a difficult credit environment in Italy.

Noninterest expenses increased by € 52 million, or 1%, compared to 2012 due to higher costs-to-achieve of € 108 million, related to Postbank integration and to OpEx, as well as higher cost allocations from Infrastructure functions, which were mostly counterbalanced by savings, mainly driven by realization of synergies from Postbank.

Income before income taxes increased by € 35 million, or 2%, versus 2012, despite higher costs-to-achieve of € 108 million.

Invested assets were down by € 11 billion mainly driven by € 15 billion net outflows, mostly in deposits, partly offset by € 4 billion market appreciation.

2012

Net revenues decreased by € 857 million, or 8%, versus 2011, mainly driven by the non-recurrence of a positive one-time effect of € 263 million related to our stake in Hua Xia Bank in 2011 and negative impact from purchase price allocation on Postbank. The remaining revenue decrease in other products was related to a low interest rate environment and lower revenues from investment securities due to a targeted accelerated reduction of risk positions. Net revenues from investment & insurance products decreased by € 111 million, or 9%, mainly in Private & Commercial Banking, driven by muted client investment activity. Net revenues from credit products increased by € 80 million, or 3%, mainly in Advisory Banking International, driven by both higher margins and volumes. Net revenues from deposits decreased slightly by € 35 million, or 1%, driven by lower margins. Net revenues from payments, cards and accounts increased by € 32 million, or 3%.

Provision for credit losses was € 781 million, down from € 1,185 million for 2011, mainly driven by Postbank. Additionally, a credit of € 94 million (2011: € 402 million) was recorded in other interest income representing increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group. Excluding Postbank, provision for credit losses further decreased, primarily attributable to lower provisions in Private & Commercial Banking reflecting an improved portfolio quality.

Noninterest expenses increased by € 92 million, or 1%, compared to 2011 due to higher costs-to-achieve of € 134 million, related to Postbank integration and to OpEx.

Deutsche Bank	1 – Management Report	37
Financial Report 2013	Operating and Financial Review Results of Operations

Income before income taxes decreased by € 383 million, or 20%, versus 2011, reflecting an increase in costs-to-achieve of € 134 million.

Invested assets were down mainly driven by € 10 billion net outflows, mostly in deposits, partly offset by € 7 billion in market appreciation.

Non-Core Operations Unit Corporate Division

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Net revenues	867	1,054	877	(187)	(18)	177	20

thereof:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	83	275	588	(191)	(70)	(313)	(53)

Provision for credit losses	818	634	391	184	29	243	62

Total noninterest expenses	3,358	3,312	2,561	47	1	751	29
thereof
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Restructuring activities	7	4	0	3	61	4	N/M
Impairment of intangible assets[1]	0	421	0	(421)	N/M	421	N/M

Noncontrolling interests	(3)	31	14	(34)	N/M	17	121

Income (loss) before income taxes[2]	(3,306)	(2,923)	(2,089)	(383)	13	(834)	40

Cost/income ratio	N/M	N/M	N/M	N/M	N/M	N/M	N/M

Assets	54,224	97,451	134,812	(43,227)	(44)	(37,361)	(28)

Risk-weighted assets	48,483	80,317	103,812	(31,834)	(40)	(23,495)	(23)

Average active equity	9,833	11,920	11,447	(2,087)	(18)	473	4

Pre-tax return on average active equity	(34%)	(25%)	(18%)	N/M	(9) ppt	N/M	(6) ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2013

During 2013, NCOU has accelerated its de-risking strategy and was accretive to capital in the period. Asset sales included disposals of capital intensive wholesale products including investments that had been transferred from Postbank, such as two separate commercial real estate portfolios. Asset de-risking in 2013 has delivered net gains of € 454 million, reflecting an approach focused on identifying capital accretive transactions in constructive market conditions.

Net revenues decreased by € 187 million, or 18 % compared to 2012 driven by portfolio revenues which have fallen as asset reductions have occurred. In 2013 such specific items included € 197 million loss related to the expected sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA), mortgage repurchase costs of € 122 million and the impact from various impairments. The net gains generated in the period on disposals were offset by lower portfolio revenues which have fallen as asset reductions have occurred. Net revenues in 2012 included negative effects related to an impairment of € 257 million to our previously held exposure in Actavis Group, refinements of the CVA methodology of € 203 million and mortgage repurchase costs of € 233 million.

Provision for credit losses increased by € 184 million, or 29 % in comparison to 2012, mainly due to specific credit events seen across portfolios including exposure to European Commercial Real Estate.

Noninterest expenses increased by € 47 million, compared to 2012. The movement includes higher litigation related costs offset by the non-recurrence of the impairment of intangible assets of € 421 million reported in the prior year.

Deutsche Bank	1 – Management Report	38
Financial Report 2013	Operating and Financial Review
	Results of Operations

The loss before income taxes was € 3.3 billion, an increase of € 383 million compared to the prior year. Lower revenues and higher credit losses were the main drivers, but each period was impacted by the timing and nature of specific items.

The CRR/CRD 4 pro forma fully loaded RWA equivalent capital demand has declined during 2013 by € 48 billion, which underlines the firm’s commitment to de-risking the Bank.

2012

Net revenues increased by € 177 million, or 20%, compared to 2011. In 2012 specific items included negative effects related to refinements of the CVA methodology of € 203 million, mortgage repurchase costs of € 233 million, losses from sales of capital intensive securitization positions and a number of impairments. Revenues in 2011 were impacted by impairment charges of € 457 million related to Actavis Group as well as impairments on Greek Government bonds.

Provision for credit losses increased by € 243 million, or 62%, in comparison to 2011 mainly due to higher provisions in relation to IAS 39 reclassified assets.

Noninterest expenses increased by € 751 million, or 29%, compared to 2011. The increase was mainly driven by specific items such as litigation charges, settlement costs and impairments. While 2012 included € 421 million impairment of intangible assets, 2011 was impacted by a € 135 million property related impairment charge, € 97 million related to BHF-BANK and additional settlement costs.

The loss before income taxes was € 2.9 billion, an increase of € 834 million compared to 2011. The main driver was specific items leading to higher noninterest expenses for the period.

Consolidation & Adjustments

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %

Net revenues[1]	(929)	(975)	(39)	46	(5)	(936)	N/M

Provision for credit losses	0	0	(1)	0	N/M	1	N/M

Total noninterest expenses	830	582	252	247	42	330	131

Noncontrolling interests	(15)	(65)	(213)	49	(76)	148	(69)

Income (loss) before income taxes	(1,744)	(1,493)	(77)	(251)	17	(1,416)	N/M

Assets[2]	10,372	11,577	12,843	(1,205)	(10)	(1,266)	(10)

Risk-weighted assets[3]	10,832	16,133	1,884	(5,300)	(33)	14,249	N/M

Average active equity[4]	0	0	3,850	0	N/M	(3,850)	N/M

N/M – Not meaningful

[1] Net interest income and noninterest income.

[2] Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.

[3] Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group’s pension schemes. The decrease of risk-weighted assets in 2013 was primarily driven by the de-risking initiatives in our pension assets. The main driver for the increase of risk-weighted assets in 2012 in comparison to 2011 was the reclassification of risk-weighted assets related to gross pension fund assets in 2012 to C&A.

[4] Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in Note 4 “Business Segments and Related Information”.

2013

In 2013, C&A net revenues of negative € 929 million included negative € 330 million related to spreads for capital instruments and a € 276 million loss due to the first time inclusion of a FVA on internal uncollateralized derivatives between Treasury and CB&S. Also included were timing differences of negative € 249 million related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These effects will reverse over the life time of the positions. Compared to 2012, these effects were significantly less negative primarily reflecting decreased EUR/USD basis risk movements and amortization back through P&L of prior years’ losses.

Deutsche Bank	1 – Management Report	39
Financial Report 2013	Operating and Financial Review Results of Operations

Noninterest expenses of € 830 million were up 42 % compared to prior year mainly due to litigation related charges, including € 528 million related to settlement with Kirch Group. Partly offsetting was a correction of historical internal cost allocation in 2013. Noninterest expenses in 2013 also included bank levy related charges of € 197 million.

The decrease in noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A, was mainly due to Postbank.

Loss before income taxes was € 1.7 billion in 2013, compared to € 1.5 billion in 2012. The increase was primarily driven by the settlement with Kirch Group and the aforementioned loss due to the first time inclusion of a FVA. Partly offsetting were lower negative effects from valuation and timing differences and lower noninterest expenses.

2012

In 2012 and in 2011, net revenues in C&A included timing differences from different accounting methods used for management reporting and IFRS of negative € 715 million and positive € 25 million in 2012 and 2011, respectively. In 2012, a negative effect of € 305 million related to economically hedged positions which resulted from the reversal of prior period interest rate effects and from changes in interest rates in both euro and U.S. dollar. Approximately € 290 million were attributable to a narrowing of mid- to long-term spreads on the mark-to-market valuation of U.S. dollar/euro basis swaps related to the Group’s funding. In addition, the narrowing of credit spreads on Group’s own debt contributed mark-to-market losses of approximately € 115 million to the 2012 result in C&A. In 2011, the result was largely caused by two partly offsetting effects. The widening of the credit spread of the Group’s own debt resulted in a mark-to market gain. Economically hedged short-term positions as well as economically hedged debt issuance trades resulted in a net loss, mainly driven by movements in interest rates in both euro and U.S. dollar.

The remainder of net revenues reflected negative € 291 million related to spreads for capital instruments, net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest income related to tax refunds and accruals.

Noninterest expenses in 2012 were driven by litigation related charges of € 360 million as well as bank levies of € 213 million, primarily related to Germany. These were partly offset by a credit from the UK, resulting from a double taxation agreement. In 2011, main drivers were bank levy related charges of € 247 million, primarily related to Germany and the UK.

The decrease in noncontrolling interests in 2012 compared to 2011 was mainly due to Postbank.

Loss before income taxes was € 1.5 billion in 2012, compared to € 77 million in 2011, primarily reflecting timing differences from different accounting methods used for management reporting and IFRS and litigation-related charges.

Deutsche Bank	1 – Management Report	40
Financial Report 2013	Operating and Financial Review
	Financial Position

Financial Position

			2013 increase (decrease) from 2012
in € m.	Dec 31, 2013	Dec 31, 2012	in € m.	in %

Cash and due from banks	17,155	27,877	(10,722)	(38)

Interest-earning deposits with banks	77,984	120,637	(42,653)	(35)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	48,232	60,583	(12,351)	(20)

Trading assets	210,070	254,459	(44,389)	(17)

Positive market values from derivative financial instruments	504,590	768,353	(263,763)	(34)

Financial assets designated at fair value through profit or loss	184,597	187,027	(2,430)	(1)
thereof:
Securities purchased under resale agreements	116,764	124,987	(8,223)	(7)
Securities borrowed	32,485	28,304	4,182	15

Loans	376,582	397,377	(20,795)	(5)

Brokerage and securities related receivables	83,185	97,312	(14,128)	(15)

Remaining assets	109,006	108,649	357	0

Total assets	1,611,400	2,022,275	(410,875)	(20)

Deposits	527,750	577,210	(49,460)	(9)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	15,686	39,310	(23,624)	(60)

Trading liabilities	55,804	54,400	1,404	3

Negative market values from derivative financial instruments	483,428	752,652	(269,223)	(36)

Financial liabilities designated at fair value through profit or loss	90,104	110,409	(20,304)	(18)
thereof:
Securities sold under repurchase agreements	73,642	82,267	(8,625)	(10)
Securities loaned	1,249	8,443	(7,194)	(85)

Other short-term borrowings	59,767	69,661	(9,894)	(14)

Long-term debt	133,082	157,325	(24,243)	(15)

Brokerage and securities related payables	118,992	127,456	(8,464)	(7)

Remaining liabilities	71,821	79,612	(7,792)	(10)

Total liabilities	1,556,434	1,968,035	(411,601)	(21)

Total equity	54,966	54,240	727	1

Movements in Assets

The overall decrease in total assets of € 411 billion (or 20%) as of December 31, 2013, compared to December 31, 2012, was largely related to a € 264 billion reduction in positive market values from derivative financial instruments. This was predominantly driven by interest-rate derivatives and shifts in U.S. dollar, euro and pound sterling yield curves during the year, foreign exchange rate movements as well as trade restructuring to reduce mark-to-market, improved netting and increased clearing.

Cash and due from banks as well as interest-earning deposits with banks decreased in the same period by € 11 billion and € 43 billion, respectively. This was primarily due to managed reductions in our wholesale funding activities, other deposits and long-term debt, as well as liquidity reserve optimization.

The decline in trading assets by € 44 billion during 2013, mainly in debt securities, was driven by foreign exchange rate movements as well as by active inventory reductions as part of the de-leveraging initiative and reductions in RMBS and Commodities business inventory.

During 2013, loans declined by € 21 billion, primarily from managed reductions in our NCOU.

Deutsche Bank	1 – Management Report	41
Financial Report 2013	Operating and Financial Review Financial Position

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, have decreased by € 16 billion in total, primarily resulting from collateral optimization initiatives.

Brokerage and securities related receivables were down by € 14 billion compared to prior year-end, driven by lower cash/margin receivables corresponding to the significant reduction of negative market values from derivative financial instruments.

Foreign exchange rate movements (included in the figures above), in particular the significant weakening of the U.S. dollar during the third quarter and the Japanese yen throughout the year versus the euro, contributed € 56 billion to the reduction of our balance sheet during 2013.

Movements in Liabilities

As of December 31, 2013, total liabilities decreased by € 412 billion (or 21%) compared to year-end 2012.

Negative market values from derivative financial instruments declined by € 269 billion, driven by the same factors as for positive market values from derivative financial instruments.

Deposits were down by € 49 billion, driven by the aforementioned reductions in our wholesale funding activities and reductions in our retail and transaction banking businesses from their year-end 2012 peaks.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have decreased by € 39 billion in total, primarily stemming from active internalization of funding of highly liquid inventory as well as some outright reductions in inventory which is normally secured funded.

The € 24 billion decrease in long-term debt reflects 2013 maturities, repayments and other debt management activities, arising in both our Core and Non-Core business units.

Liquidity

Liquidity reserves amounted to € 196 billion as of December 31, 2013 (compared with € 232 billion as of December 31, 2012), which translate into a positive liquidity stress result as of December 31, 2013 (under the combined scenario). The reduction in liquidity reserves is primarily driven by the reduction in our short term wholesale funding, together with other liability sources.

Equity

Total equity increased by € 726 million between 2012 and 2013. The main factors contributing to this development were a capital increase of € 3.0 billion from the issuance of 90 million new common shares on April 30, 2013 and a net income attributable to Deutsche Bank shareholders of € 666 million. Partly offsetting were negative effects from exchange rate changes of € 1.1 billion mainly related to the U.S. dollar, cash dividends paid to Deutsche Bank shareholders of € 764 million and remeasurement losses related to defined benefit plans of € 659 million, which are reported in retained earnings as well as a negative net change in share awards of € 385 million in additional paid-in capital.

Deutsche Bank	1 – Management Report	42
Financial Report 2013	Operating and Financial Review Financial Position

Regulatory Capital

The calculation of our regulatory capital as of December 31, 2013 is based on the “Basel 2.5” framework. Our total regulatory capital (Tier 1 and Tier 2 capital) reported under Basel 2.5 was € 55.5 billion at the end of 2013 compared to € 57.0 billion at the end of 2012. Tier 1 capital increased to € 50.7 billion at the end of 2013 versus € 50.5 billion at the end of 2012. As of December 31, 2013, Common Equity Tier 1 (formerly referred to as Core Tier 1) capital increased to € 38.5 billion from € 38.0 billion at the end of 2012. The increase in Common Equity Tier 1 capital primarily resulted from the aggregate gross proceeds of our share issuance on April 30, 2013 partly offset by cumulative currency translation effects and re-measurement effects related to defined benefit plans, net of tax.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of December 31, 2013 and December 31, 2012 the carrying value of reclassified assets was € 8.6 billion and € 17.0 billion, respectively, compared with a fair value of € 8.2 billion and € 15.4 billion as of December 31, 2013 and December 31, 2012, respectively. These assets are held in the NCOU.

Please refer to Note 13 “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (i.e., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

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

Deutsche Bank	1 – Management Report	43
Financial Report 2013	Operating and Financial Review Liquidity and Capital Resources

The ratings in the tables below are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
Other subprime	94	29	(5)	23	112	47	(11)	36
Alt-A	2,256	768	(105)	663	3,011	1,181	(191)	990

Total AA Monolines	2,350	797	(110)	686	3,123	1,228	(202)	1,026

Other Monoline exposure	Dec 31, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
TPS-CLO	1,512	298	(41)	257	2,441	575	(101)	474
CMBS	1,030	(3)	0	(3)	1,092	2	0	2
Corporate single name/Corporate CDO	0	0	0	0	0	0	0	0
Student loans	285	0	0	0	297	29	(3)	26
Other	511	69	(7)	62	882	274	(127)	147

Total AA Monolines	3,338	364	(48)	316	4,712	880	(231)	649

Non investment-grade Monolines:
TPS-CLO	353	67	(8)	58	455	147	(40)	107
CMBS	1,444	7	0	6	3,377	92	(28)	64
Corporate single name/Corporate CDO	0	0	0	0	12	0	0	0
Student loans	604	116	(11)	105	1,284	534	(170)	364
Other	827	90	(31)	60	1,084	185	(66)	119

Total Non investment-grade Monolines	3,228	280	(50)	229	6,212	958	(304)	654

Total	6,566	644	(98)	545	10,924	1,838	(535)	1,303

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2013 and December 31, 2012, the exposure on wrapped bonds related to U.S. residential mortgages was € nil and € 11 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 15 million and € 40 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2013 and December 31, 2012 the total Credit Valuation Adjustment held against monoline insurers was € 209 million and € 737 million respectively.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report.

Deutsche Bank	44
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	45
Financial Report 2013	Operating and Financial Review Events after the Reporting Period

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2013

Contractual obligations	Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations[1]	150,688	33,734	34,972	31,590	50,391

Trust preferred securities[1]	13,868	5,771	2,858	5,002	237

Long-term financial liabilities designated at fair value through profit or loss[2]	9,533	2,054	2,713	2,049	2,717

Finance lease obligations	47	26	6	5	10

Operating lease obligations	5,013	824	1,304	1,021	1,865

Purchase obligations	1,363	483	744	97	39

Long-term deposits[1]	26,470	0	8,665	5,536	12,269

Other long-term liabilities	2,411	55	104	134	2,118

Total	209,393	42,948	51,365	45,434	69,645

[1]	Includes interest payments.
[2]	Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 161 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, information technology services, facility management and security settlement services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 24 “Leases”, Note 28 “Deposits” and Note 32 “Long-Term Debt and Trust Preferred Securities”.

Events after the Reporting Period

All significant adjusting events that occurred after the reporting date were recognized in our results of operations, financial position and net assets.

Deutsche Bank	46
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	47
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	48
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	49
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	50
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	51
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	52
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	53
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	54
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	55
Financial Report 2013	Risk Report Introduction

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

Disclosures according to Pillar 3 of the Basel 2.5 Capital Framework

The following Risk Report incorporates the Pillar 3 disclosures required by the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision known as Basel 2 and Basel 2.5. The European Union enacted the Capital Requirements Directives 2 and 3, which amended the Basel capital framework in Europe as initially adopted by the Banking Directive and Capital Adequacy Directive. Germany implemented the Capital Requirements Directives into national law and established the disclosure requirements related to Pillar 3 in Section 26a of the German Banking Act (“Kreditwesengesetz” or “KWG”) and in Part 5 of the German Solvency Regulation (“Solvabilitätsverordnung”, “Solvency Regulation” or “SolvV”). For consistency purposes we use the term “Basel 2.5” when referring to these regulations as implemented into German law as they were in effect until December 31, 2013, throughout this risk report. Per regulation it is not required to have Pillar 3 disclosures audited. As such certain Pillar 3 disclosures are labeled unaudited.

We have applied the Basel 2.5 capital framework for the majority of our risk exposures on the basis of internal models for measuring credit risk, market risk and operational risk, as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as “BaFin”). All Pillar 3 relevant disclosures are compiled based upon a set of internally defined principles and related processes as stipulated in our applicable risk disclosure policy.

The following table provides the location of the Pillar 3 disclosure topics in this Risk Report.

Pillar 3 disclosures in our Financial Report

Pillar 3 disclosure topic	Where to find in our Financial Report
Introduction and Scope of Application of Pillar 3	“Introduction”
Capital Adequacy	“Regulatory Capital”
Risk and Capital Management of the Group	“Risk Management Executive Summary”, “Risk Management Principles”, “Risk Assessment and Reporting”, “Risk Inventory”, “Capital Management”, “Balance Sheet Management” and “Overall Risk Position”
Counterparty Credit Risk: Strategy and Processes Counterparty Credit Risk: Regulatory Assessment	“Credit Risk”, “Asset Quality”, “Counterparty Credit Risk: Regulatory Assessment” and Note 1 “Significant Accounting Policies and Critical Accounting Estimates”
Securitization	“Securitization” and Note 1 “Significant Accounting Policies and Critical Accounting Estimates”
Trading Market Risk Nontrading Market Risk	“Trading Market Risk”, “Nontrading Market Risk”, “Accounting and Valuation of Equity Investments” and Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Determination of Fair Value”
Operational Risk	“Operational Risk”
Liquidity Risk	“Liquidity Risk”

Deutsche Bank	1 – Management Report	56
Financial Report 2013	Risk Report Introduction

Outlook to Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRD 4 was implemented into German law as amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and further accompanying regulations. Jointly, these regulations represent the new regulatory framework applicable in Germany to, among other things, capital, leverage and liquidity as well as Pillar 3 disclosures. The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. As this report covers financial years ending on December 31, 2013, the disclosures in the following sections refer to the regulations (particularly provisions of the German Banking Act and the German Solvency Regulation) as they were in effect prior to January 1, 2014, unless otherwise stated.

Some of the new regulatory requirements are subject to transitional rules. The new minimum capital ratios are being phased in until 2015. Most regulatory adjustments (i.e. capital deductions and regulatory filters) are being phased in until 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2021. New capital buffer requirements are being phased in until 2019. Although they are subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity will be introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015. The CRR/CRD 4 framework also changed some of the nomenclature relating to capital adequacy and regulatory capital, such as the use of the term Common Equity Tier 1 in place of the term Core Tier 1.

For purposes of clarity in our disclosures, we use the nomenclature from the CRR/CRD 4 framework in the following sections and tables on capital adequacy, regulatory capital and leverage. Nevertheless, the amounts disclosed for the reporting period in this report are based on the Basel 2.5 framework as implemented into German law and as still in effect for these periods, unless stated otherwise.

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our pro forma CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our pro forma CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labeled measures used by our competitors.

We provide details on our pro forma fully loaded CRR/CRD 4 capital ratios in the respective paragraph in the section “Risk Report – Regulatory Capital” and provide details on our adjusted pro forma CRR/CRD 4 leverage ratio calculation in the section “Risk Report – Balance Sheet Management”.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”) was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we implemented the disclosure recommendations in this Risk Report.

Deutsche Bank	1 – Management Report	57
Financial Report 2013	Risk Report Introduction

Scope of Consolidation

The following sections providing quantitative information refer to our financial statements in accordance with International Financial Reporting Standards (“IFRS”). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail below. Where the regulatory relevant scope is used this is explicitly stated.

Scope of the Regulatory Consolidation

Deutsche Bank Aktiengesellschaft (“Deutsche Bank AG”), headquartered in Frankfurt am Main, Germany, is the parent institution of the Deutsche Bank group of institutions (the “regulatory group”), which is subject to the supervisory provisions of the KWG and the SolvV. Under Section 10a KWG, a regulatory group of institutions consisted of a credit institution (also referred to as a “bank”) or financial services institution, as the parent company, and all other banks, financial services institutions, investment management companies, financial enterprises, payment institutions and ancillary services enterprises which were subsidiaries in the meaning of Section 1 (7) KWG. Such entities were fully consolidated for our regulatory reporting. Additionally certain companies which were not subsidiaries could be included on a pro-rata basis. Insurance companies and companies outside the finance sector were not consolidated in the regulatory group of institutions.

For financial conglomerates, however, also the German Act on the Supervision of Financial Conglomerates (Finanzkonglomerate-Aufsichtsgesetz) applies according to which insurance companies are included in an additional capital adequacy calculation (also referred to as “solvency margin”). We have been designated by the BaFin as a financial conglomerate in October 2007.

The regulatory principles of consolidation are not identical to those applied for our financial statements. Nonetheless, the majority of subsidiaries according to the KWG are also fully consolidated in accordance with IFRS in our consolidated financial statements.

The main differences between regulatory and accounting consolidation are:

—

Entities which are controlled by us but do not belong to the banking industry do not form part of the regulatory group of institutions, but are included in the consolidated financial statements according to IFRS.

—

Most of our Special Purpose Entities (“SPEs”) consolidated under IFRS did not meet the specific consolidation requirements pursuant to Section 10a KWG and were consequently not consolidated within the regulatory group. However, the risks resulting from our exposures to such entities are reflected in the regulatory capital requirements.

—

Some entities included in the regulatory group are not consolidated for accounting purposes but are treated differently, in particular using the equity method of accounting. There are two entities within our regulatory group which are jointly controlled by their owners and consolidated on a pro-rata basis. Further four entities are voluntarily consolidated on a pro-rata basis. Four entities are treated according to the equity method of accounting, one entity is treated as assets available for sale in our financial statements and one entity is considered as other asset.

As of year-end 2013, our regulatory group comprised 844 subsidiaries, of which seven were consolidated on a pro-rata basis. The regulatory group comprised 127 credit institutions, one payment institution, 67 financial services institutions, 449 financial enterprises, 12 investment management companies and 188 ancillary services enterprises.

As of year-end 2012, our regulatory group comprised 913 subsidiaries, of which three were consolidated on a pro-rata basis. Our regulatory group comprised 137 credit institutions, three payment institutions, 80 financial services institutions, 514 financial enterprises, 14 investment management companies and 165 ancillary services enterprises.

Deutsche Bank	1 – Management Report	58
Financial Report 2013	Risk Report
	Overall Risk Assessment

120 entities were exempted from regulatory consolidation pursuant to Section 31 (3) KWG as per year end 2013 (year end 2012: 131 entities). Section 31 (3) KWG allowed the exclusion of small entities in the regulatory scope of application from consolidated regulatory reporting if either their total assets were below € 10 million or below 1 % of our Group’s total assets. None of these entities needed to be consolidated in our financial statements in accordance with IFRS. The book values of our participations in their equity were deducted from our regulatory capital, in total € 20 million as per year end 2013 (year end 2012: € 31 million).

The same deduction treatment was applied to a further 260 regulatory unconsolidated entities and three immaterial insurance entities as per year end 2013 (year end 2012: 267 entities), not included in the solvency margin, which we deducted from our regulatory capital pursuant to the then prevailing Section 10 (6) KWG. Section 10 (6) No. 1, 2, 3 and 5 KWG required the deduction of participating interests in unconsolidated banking, financial and insurance entities from regulatory capital when more than 10 % of the capital was held (in case of insurance entities, 20 % of either the capital or voting rights unless included in the solvency margin calculation of the financial conglomerate). Since we are classified as a financial conglomerate, material investments in insurance entities amounting to at least 20 % of capital or voting rights were not deducted from our regulatory capital as they were included in our solvency calculation at the financial conglomerate level.

From January 1, 2014, our regulatory consolidation will be governed by the CRR/CRD 4 framework (as implemented into German law where applicable) and the German Act on the Supervision of Financial Conglomerates.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk, business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, a potential slowdown in Asian growth, disruptive US monetary tightening and its impact in particular on Emerging Markets and the potential risk of a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The year 2013 saw a continuation of the global trend for increased regulation in the financial services industry which is likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management throughout 2013 was on maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization. This approach is reflected across the different risk metrics summarized below.

Deutsche Bank	1 – Management Report	59
Financial Report 2013	Risk Report
	Overall Risk Assessment

For purposes of Article 431 CRR, we have adopted a formal risk disclosure policy aiming to support a conclusion that our risk disclosures are in compliance with applicable legal, regulatory and accounting risk disclosure standards. A Risk Reporting Committee comprising senior representatives and subject matter experts from Finance and Risk governs our respective risk disclosure processes. Based upon our assessment and verification we believe that our risk disclosures presented throughout this risk report appropriately and comprehensively convey our overall risk profile.

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent to their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level. The changes from year-end 2012 mainly reflect offsetting effects of our de-risking strategy and methodology updates across risk types.

Risk profile of our corporate divisions as measured by total economic capital

	Dec 31, 2013
in % (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total
Credit Risk	17	7	1	14	5	0	12,013	44

Market Risk	18	1	6	11	5	7	12,738	47

Operational Risk	9	0	2	3	5	0	5,253	19

Diversification Benefit	(7)	(1)	(2)	(3)	(3)	0	(4,515)	(17)

Business Risk	5	0	0	0	1	0	1,682	6

Total EC in € m.	11,398	2,033	2,010	6,671	3,349	1,710	27,171	100
in %	42	7	7	25	12	6	100	0

	Dec 31, 2012
in % (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total
Credit Risk	16	6	1	13	8	0	12,574	44

Market Risk	14	1	5	11	10	5	13,185	46

Operational Risk	7	0	2	1	7	0	5,018	17

Diversification Benefit	(5)	0	(2)	(2)	(6)	0	(4,435)	(15)

Business Risk	7	0	0	0	1	0	2,399	8

Total EC in € m.	11,118	1,781	2,009	6,720	5,782	1,331	28,741	100
in %	39	6	7	23	20	5	100	0

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

Global Transaction Banking’s (GTB) focus on trade finance implies that the vast majority of its risk originates from credit risk with a small portion from market risk mainly in relation to derivative positions.

The main risk driver of Deutsche Asset & Wealth Management’s (DeAWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise DeAWM’s advisory and commission focused business attracts primarily operational risk.

Deutsche Bank	1 – Management Report	60
Financial Report 2013	Risk Report
	Risk Management Executive Summary

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail and small and medium-sized enterprises (SMEs) lending and nontrading market risk from Postbank’s investment portfolio.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking.

The execution of our divestment strategy in NCOU has resulted in a reduced balance sheet, which triggered a review of our operational risk allocation framework. In line with the NCOU business wind down, we reallocated economic capital for operational risk amounting to € 892 million to our Core Bank in the third quarter of 2013.

Risk Management Executive Summary

Credit Risk Summary

—

Maximum Exposure to Credit Risk decreased by € 420 billion or 20 % to € 1.6 trillion compared to December 31, 2012, largely due to decreases in positive market values from derivative instruments and other reductions reflecting various de-risking and balance sheet optimization initiatives. Credit quality of Maximum Exposure to Credit Risk was 78 % investment-grade rated as of December 31, 2013, slightly decreased from 80 % as of December 31, 2012.

—

Credit exposure remained diversified by region, industry and counterparty. Regional exposure is evenly spread across our key markets (North America 29%; Germany 28%, Rest of Western Europe 28%) and the regional distribution has been relatively stable year on year. Our largest industry exposure is to Banks and Insurances, which constitutes 33 % of overall gross exposures (i.e., before consideration of collateral), flat versus December 31, 2012. These exposures are predominantly with highly rated counterparties and are generally collateralized. On a counterparty level, we remained well diversified with our top ten exposures representing 10 % of our total gross main credit exposures compared with 11 % as of December 2012, all with highly rated investment-grade counterparties.

—

Provision for credit losses recorded in 2013 increased by € 344 million or 20 % to € 2.1 billion driven by NCOU as well as our Core Bank. The increase in NCOU reflects a number of single client items among others related to the European Commercial Real Estate sector. The Core Bank suffered from a single client credit event in GTB as well as higher charges on loans to shipping companies recorded in CB&S. Reductions in PBC partly offset these increases and reflected the improved credit environment in Germany compared to prior year.

—

Our overall loan book decreased by € 20 billion or 5%, from € 402 billion as of December 31, 2012 to € 382 billion as of December 31, 2013. Reductions were mainly driven by de-risking within the NCOU. Our single largest industry category loan book is household mortgages, equating to € 148 billion as of December 31, 2013, with € 116 billion of these in the stable German market. Our corporate loan book, which accounts for 52 % of the total loan book, contained 64 % of loans with an investment-grade rating as of December 31, 2013, slightly decreased from 66 % as of December 31, 2012.

—

The economic capital usage for credit risk decreased to € 12.0 billion as of December 31, 2013, compared with € 12.6 billion at year-end 2012 reflecting process enhancements and reduced exposures, primarily in NCOU, partially offset by increases from the internal model recalibration.

Deutsche Bank	1 – Management Report	61
Financial Report 2013	Risk Report
	Risk Management Executive Summary

Market Risk Summary

—

Nontrading market risk economic capital usage increased by € 46 million or 1 % to € 8.5 billion as of December 31, 2013. The increase was primarily driven by methodology changes for structural foreign exchange risk and longevity risk in pension plans which were partially offset by de-risking activities in NCOU.

—

The economic capital usage for trading market risk totaled € 4.2 billion as of December 31, 2013, compared with € 4.7 billion at year-end 2012. This decrease was mainly driven by risk reductions from within NCOU.

—

The average value-at-risk of our trading units was € 53.6 million during 2013, compared with € 57.1 million for 2012. The decrease was driven by lower exposure levels in the interest rate risk and credit spread risk.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 5.3 billion as of December 31, 2013, compared with € 5.0 billion at year-end 2012. This is mainly driven by the implementation of a change in our AMA Model to better estimate the frequency of Deutsche Bank specific operational risk losses. The change led to an increased economic capital usage of € 191 million. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as that of the industry as a whole. The related operational risk losses that have materialized and give rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions. The economic capital continues to include the safety margin applied in our AMA Model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

—

The execution of our divestment strategy in NCOU has resulted in a reduced balance sheet, which triggered a review of our operational risk allocation framework. In line with the NCOU business wind down, we reallocated economic capital for operational risk amounting to € 892 million to our Core Bank in the third quarter of 2013.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 196 billion as of December 31, 2013 (compared with € 232 billion as of December 31, 2012), which translate into a positive liquidity stress result as of December 31, 2013 (under the combined scenario). The reduction in liquidity reserves is largely in line with the reduction in our short term wholesale funding as well as other liability sources.

—	Our funding plan of € 18 billion for the full year 2013 has been fully completed.
—	66 % of our overall funding came from the funding sources we categorize as the most stable comprising capital markets and equity, retail and transaction banking.

Capital Management Summary

—	The Common Equity Tier 1 capital ratio (formerly: Core Tier 1 capital), calculated on the basis of Basel 2.5, was 12.8 % as of December 31, 2013, compared with 11.4 % at year-end 2012.
—

Risk-weighted assets decreased by € 34 billion to € 300 billion as of December 31, 2013, compared with € 334 billion at year-end 2012, mainly driven by a € 27 billion decrease in risk-weighted assets from credit risk, primarily due to loss given default and rating migration, increased collateral and netting coverage as well as asset disposals.

—	The internal capital adequacy ratio increased to 167 % as of December 31, 2013, compared with 158 % as of December 31, 2012.
—

The CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio significantly improved in 2013 from 7.8 % as of December 31, 2012 to 9.7 % as of December 31, 2013. The 190 basis points ratio increase was driven by our ex-rights issue of common shares in the second quarter of 2013 which accounted for approximately 80 basis points. The remainder of the increase was driven by reductions in risk-weighted assets.

Deutsche Bank	1 – Management Report	62
Financial Report 2013	Risk Report
	Risk Management Principles

Balance Sheet Management Summary

—

As of December 31, 2013, our adjusted leverage ratio was 19, down from 22 as of prior year-end. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 29 as of December 31, 2013, a significant decrease compared to 37 as at end of 2012.

—

Following the publication of the CRR/CRD 4 framework on June 27, 2013, we have established a new leverage ratio calculation according to the future legally binding framework. As of December 31, 2013, our adjusted pro forma CRR/CRD 4 leverage ratio was 3.1%, taking into account an adjusted pro forma Tier 1 capital of € 45.2 billion over an applicable exposure measure of € 1,445 billion. The adjusted pro forma Tier 1 capital comprises our pro forma fully loaded Common Equity Tier 1 capital plus all Additional Tier 1 instruments that were still eligible according to the transitional phase-out methodology of the CRR/CRD 4. As of December 31, 2012, our Additional Tier 1 instruments from Basel 2.5 compliant issuances amounted to € 12.5 billion. During the transitional phase-out period the maximum recognizable amount of these Additional Tier 1 instruments will reduce at the beginning of each financial year by 10 % or € 1.3 billion through 2022. For December 31, 2013, this resulted in Additional Tier 1 instruments of € 11.2 billion eligible according to CRR/CRD 4 that are included in our adjusted pro forma CRR/CRD 4 leverage ratio. We intend to issue new CRR/CRD 4 eligible Additional Tier 1 instruments over time to compensate effects from those that are being phased out under CRR/CRD 4.

Risk Management Principles

Risk Management Framework

The diversity of our business model requires us to identify, measure, aggregate and manage our risks, and to allocate our capital among our businesses. We operate as an integrated group through our divisions, business units and infrastructure functions. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

—	Core risk management responsibilities are embedded in the Management Board and delegated to senior risk management committees responsible for execution and oversight. The Supervisory Board regularly monitors the risk and capital profile.
—	We operate a three-line of defense risk management model whereby front office functions, risk management oversight and assurance roles are played by functions independent of one another.
—

Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Strategic and Capital Plan and Risk Appetite in order to align risk, capital and performance targets.

—	Cross-risk analysis reviews are conducted across the Group to validate that sound risk management practices and a holistic awareness of risk exist.
—

All major risk classes are managed via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk and reputational risk. Modeling and measurement approaches for quantifying risk and capital demand are implemented across the major risk classes.

—	Monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics.
—	Systems, processes and policies are critical components of our risk management capability.
—	Recovery planning provides for the escalation path for crisis management governance and supplies Senior Management with a list of actions designed to improve the capital and liquidity positions in a stress event.
—	Resolution planning is closely supervised by the BaFin. It provides for a strategy to manage Deutsche Bank in case of default. It is designed to prevent the need for tax payer bailout and strengthen financial stability by the continuation of critical services delivered to the wider economy.

Deutsche Bank	1 – Management Report	63
Financial Report 2013	Risk Report
	Risk Management Principles

Risk Governance

From a supervisory perspective, our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organization and reporting requirements. The BaFin and the Deutsche Bundesbank (the German central bank) act in cooperation as our primary supervisors to ensure our compliance with the German Banking Act and other applicable laws and regulations as well as, from January 1, 2014, the CRR/CRD 4 framework, as implemented into German law, as applicable.

German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in section “Regulatory Capital”.

From an internal governance perspective, we have several layers of management to provide cohesive risk governance:

—	The Supervisory Board is required to be informed regularly and – as necessary – on special developments in our risk situation, risk management and risk controlling, as well as on our reputation and material litigation cases. It has formed various committees to handle specific tasks.
—	At the meetings of the Risk Committee, the Management Board reports on credit, market, country, liquidity, refinancing, operational, strategic, regulatory as well as litigation and reputational risks. It also reports on credit portfolios, loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy.
—	The Integrity Committee monitors the Management Board’s measures to promote the company’s compliance with legal requirements, authorities’ regulations and the company’s own in-house policies. It also reviews the Bank’s Code of Business Conduct and Ethics and provides precautionary monitoring and strategic analysis of the Bank’s legal and reputational risks.
—	The Audit Committee monitors, among other matters, the effectiveness of the risk management system, particularly the internal control system and the internal audit system.
—	Our Management Board provides overall risk and capital management supervision for the consolidated Group and is exclusively responsible for day-to-day management of the company with the objective of creating sustainable value in the interest of our shareholders, employees and other stakeholders. The Management Board is responsible for defining and implementing business and risk strategies, as well as establishing the alignment of our overall performance with our business and risk strategy. The Management Board has delegated certain functions and responsibilities to relevant senior governance committees to support the fulfillment of these responsibilities, in particular to the Capital and Risk Committee (“CaR”) and Risk Executive Committee (“Risk ExCo”) whose roles are described in more detail below.

For further information on how we attempt to ensure that our overall performance is aligned to our risk strategy, please refer to section below “Risk Appetite and Capacity” and “Strategic and Capital Plan”.

Deutsche Bank	1 – Management Report	64
Financial Report 2013	Risk Report
	Risk Management Principles

Risk Management Governance Structure of the Deutsche Bank Group

The following functional committees are central to the management of risk in Deutsche Bank:
—

The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk Management, Finance and the business divisions. The CaR initiates actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and ensuring escalation or other actions are taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined process and/or actions under the recovery governance framework if required.

—	Our Risk ExCo, as the most senior functional committee of our risk management, identifies, controls and manages all risks including risk concentrations at Group level, and is a center of expertise concerning all risk related topics of the business divisions. It is responsible for risk policy, the organization and governance of risk management and oversees the execution of risk and capital management including identification, analysis and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board. The Risk ExCo is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees, the Cross Risk Review Committee (“CRRC”) and the Group Reputational Risk Committee (“GRRC”).
—	The CRRC supports the Risk ExCo and the CaR with particular emphasis on the management of Group-wide risk patterns. The CRRC, under a delegation of authority from the CaR has responsibility for the day-to-day oversight and control of our Internal Capital Adequacy Assessment Process (“ICAAP”). The CRRC also oversees the inventory of stress tests used for managing our risk appetite, reviews the results and proposes management action, if required. It monitors the effectiveness of the stress test process and

Deutsche Bank	1 – Management Report	65
Financial Report 2013	Risk Report
	Risk Management Principles

drives continuous improvement of our stress testing framework. It is supported by a dedicated Stress Testing Oversight Committee which has the responsibility for the definition of the Group-wide stress test scenarios, maintaining common standards and consistent scenarios across risk types, and reviewing the group-wide stress test results.

The Living Wills Committee (“LWC”) is the dedicated sub-committee of the CaR with focus on recovery and resolution planning. It oversees the implementation of our recovery and resolution plans and enhancements to the Group’s operational readiness to respond to severe stress or the threat of a severe stress.

Multiple members of the CaR are also members of the Risk ExCo which facilitates the information flow between the two committees.

Our Chief Risk Officer (“CRO”), who is a member of the Management Board, is responsible for the identification, assessment and reporting of risks arising within operations across all business and all risk types, and has direct management responsibility for the following risk management functions: Credit Risk Management, Market Risk Management, Operational Risk Management and Liquidity Risk Control.

These are established with the mandate to:
—	Support that the business within each division is consistent with the risk appetite that the CaR has set within a framework established by the Management Board;
—	Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
—	Approve credit, market and liquidity risk limits;
—	Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters; and
—	Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

In addition, dedicated regional Chief Risk Officers for Germany, for the Americas and for Asia-Pacific, and divisional Chief Risk Officers for DeAWM and NCOU have been appointed to establish a holistic risk management coverage.

The heads of the aforementioned risk management functions as well as the regional and divisional Chief Risk Officers have a direct reporting line into the CRO.

Furthermore, several teams within the risk management functions cover overarching aspects of risk management. Their mandate is to provide an increased focus on holistic risk management and cross-risk oversight to further enhance our risk portfolio steering. Key objectives are:

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

Our Finance and Group Audit operate independently of both our business divisions and of our Risk function. The role of the Finance department is to help quantify and verify the risk that we assume and maintain the quality and integrity of our risk-related data. Group Audit examines, evaluates and reports on the adequacy of both the design and effectiveness of the systems of internal control including the risk management systems.

Deutsche Bank	1 – Management Report	66
Financial Report 2013	Risk Report
	Risk Management Principles

The integration of the risk management of our subsidiary Deutsche Postbank AG is promoted through harmonized processes for identifying, assessing, managing, monitoring, and communicating risk, the strategies and procedures for determining and safe guarding risk-bearing capacity, and corresponding internal control procedures. Key features of the joint governance are:
—	Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk;
—	Participation of voting members from Deutsche Bank from the respective risk functions in Postbank’s key risk committees and vice versa; and
—	Implementation of key Group risk policies at Postbank.
The key risk management committees of Postbank, in all of which Postbank’s Chief Risk Officer as well as senior risk managers of Deutsche Bank are voting members, are:
—	The Bank Risk Committee, which advises Postbank’s Management Board with respect to the determination of overall risk appetite and risk allocation;
—	The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;
—	The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank’s banking and trading book and the management of liquidity risk;
—	The Operational Risk Management Committee, which defines the appropriate risk framework as well as the capital allocation for the individual business areas; and
—	The Model and Validation Risk Committee, which monitor validation of all rating systems and risk management models.

The main focus of this work, taking the legal framework into account, is to comply with the agreed regulatory roadmap and to further develop our joint risk management infrastructure. In 2013, the group-wide AMA model for operational risk was approved by the regulator to be used in Postbank. Moreover, large clients are now centrally managed on our credit platform.

Risk Culture

We seek to promote a strong risk culture throughout our organization. A strong risk culture is designed to help reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. We actively take risks in connection with our business and as such the following principles underpin risk culture within our group:

—	Risk is taken within a defined risk appetite;
—	Every risk taken needs to be approved within the risk management framework;
—	Risk taken needs to be adequately compensated; and
—	Risk should be continuously monitored and managed.

Employees at all levels are responsible for the management and escalation of risks. We expect employees to exhibit behaviors that support a strong risk culture. To promote this our policies require that behavior assessment is incorporated into our performance assessment and compensation processes. We have communicated the following risk culture behaviors through various communication vehicles:

—	Being fully responsible for our risks;
—	Being rigorous, forward looking and comprehensive in the assessment of risk;
—	Inviting, providing and respecting challenges;
—	Trouble shooting collectively; and
—	Placing Deutsche Bank and its reputation at the heart of all decisions.

Deutsche Bank	1 – Management Report	67
Financial Report 2013	Risk Report
	Risk Management Principles

To reinforce these expected behaviors and strengthen our risk culture, we conduct a number of group-wide activities. Our Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top. To further strengthen this message, we have reinforced our targeted training. In 2013, our employees attended more than 114,000 mandatory training modules globally including, for example, the Code of Business Conduct & Ethics, Fraud Awareness and An Introduction to MaRisk. As part of our ongoing efforts to strengthen our risk culture, we review our training suite regularly to develop further modules or enhance existing components.

In addition, along with other measures to strengthen our performance management processes, we have designed and implemented a process to tie formal measurement of risk culture behaviors to our employee performance assessment, promotion and compensation processes. This process has been in place in our CB&S and GTB divisions since 2010 and has subsequently been rolled out to our DeAWM, NCOU and Risk divisions. We plan to achieve a full bank wide roll out in 2014. This process is designed to further strengthen employee accountability. Further measures are already being reviewed and will be added to the program in 2014.

Risk Appetite and Capacity

Risk appetite expresses the level of risk that we are willing to assume in order to achieve our business objectives. Risk capacity is defined as the maximum level of risk we can assume in both normal and distressed situations before breaching regulatory constraints and our obligations to stakeholders.

Risk appetite is an integral element in our business planning processes via our Risk and Capital Demand Plan, with the aim to create a more holistic perspective on capital, funding and risk-return considerations. Risk appetite is set within our risk capacity in which we consider our capital, assets and borrowing capacities. We hereby leverage the stress testing process to also consider stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

The Management Board reviews and approves the risk appetite and capacity on an annual basis with the aim of ensuring that it is consistent with our Group strategy, business and regulatory environment and stakeholders’ requirements.

In order to determine our risk appetite and capacity, we set different group level triggers and thresholds on a forward looking basis and define the escalation requirements for further action. We assign risk metrics that are sensitive to the material risks to which we are exposed and which are able to function as key indicators of financial health. In addition to that, we link our risk and recovery management governance framework with the risk appetite framework. In detail, we assess a suite of metrics under stress (Common Equity Tier 1 (“CET 1”) capital ratio, Internal Capital Adequacy (“ICA”) ratio, Stressed Net Liquidity Position (“SNLP”)) within the regularly performed benchmark and more severe group-wide stress tests and compare them to the Red-Amber-Green (“RAG”) levels as defined in the table below.

RAG levels	CET 1 capital ratio	Internal capital adequacy	Net liquidity position
Normal	> 8.0%	> 135%	> €5 billion

Critical	8.0% – 5.5%	135% – 120%	€5 billion – €0 billion

Crisis	< 5.5%	< 120%	< €0 billion

In the event that our desired risk appetite is breached under either normal or stressed scenarios, a predefined escalation governance matrix is applied so these breaches are highlighted to the respective committees, and ultimately to the Chief Risk Officer and the Management Board. Amendments to the risk appetite and capacity must be approved by the Chief Risk Officer or the full Management Board, depending on their significance.

Strategic and Capital Plan

We conduct an annual strategic planning process which lays out the development of our future strategic direction as a group and for our business areas/units. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates our long term strategic targets

Deutsche Bank	1 – Management Report	68
Financial Report 2013	Risk Report
	Risk Management Principles

into measurable short to medium term financial targets and enables intra-year performance monitoring and management. Thereby we aim to identify optimal growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.

In a first phase – the top down target setting – our key targets for profit and loss (including revenues and costs), capital supply, and capital demand as well as leverage and funding and liquidity are discussed for the group and the key business areas by the Group Executive Committee. In this process, the targets for the next three years are based on our global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are approved by the Management Board.

In a second phase, the top-down objectives are substantiated bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; years two and three are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction. Stress tests complement the strategic plan to also consider stressed market conditions.

The resulting Strategic and Capital Plan is presented to the Group Executive Committee and the Management Board for discussion and approval. Following the approval of the Management Board, the final plan is presented to the Supervisory Board.

The Strategic and Capital Plan is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

—	Balanced risk adjusted performance across business areas and units;
—	High risk management standards with focus on risk concentrations;
—	Compliance with regulatory requirements;
—	Strong capital and liquidity position; and
—	Stable funding and liquidity strategy allowing for the business planning within the liquidity risk appetite and regulatory requirements.

The Strategic and Capital Planning process allows us to:

—	Set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans;
—	Assess our risk-bearing capacity with regard to internal and external requirements (i.e., economic capital and regulatory capital); and
—	Apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits e.g. regulatory capital demand and economic capital are derived from the Strategic and Capital Plan to align risk, capital and performance targets at all relevant levels of the organization.

The targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board.

In September 2012, we communicated a new strategic direction “Strategy 2015+”. With our business franchise strengthened, we aspire a capital position of above 10 % CET 1 capital ratio by first quarter 2015, under full

Deutsche Bank	1 – Management Report	69
Financial Report 2013	Risk Report
	Risk Management Principles

application of CRR/CRD 4 rules. This goal is based on retained earnings assumptions, reflecting not only strong revenue generation in targeted growth areas but also on the delivery of our announced Operational Excellence (OpEx) Programm to target annual cost savings of € 4.5 billion by 2015, achieving a cost-income ratio of below 65 % for our core businesses. Our capital ratio target is further supported by risk reduction measures, notably in our NCOU.

Recovery and Resolution Planning

The 2007/2008 financial crisis exposed banks and the broader financial market to unprecedented pressures. These pressures led to significant support for certain banks by their governments and to large scale interventions by central banks. The crisis also forced many financial institutions to significantly restructure their businesses and strengthen their capital, liquidity and funding bases. This crisis revealed that many financial institutions were insufficiently prepared for a fast-evolving systemic crisis and thus were unable to act and respond in a way that would avoid potential failure and prevent material adverse impacts on the financial system and ultimately the economy and society.

In response to the crisis, the Financial Stability Board (FSB) has published a list of global systematically important financial banks (G-SIBs) and has advised its member institutions to mandate and support the development of recovery and resolution plans within G-SIBs. Corresponding legislation has been enacted in several jurisdictions, including Germany and the U.S. As we have been identified as one of the G-SIBs, we have developed the Group’s recovery plan (Recovery Plan) and submitted this to the relevant regulators. The Recovery Plan is updated at least annually and reflects changes in the business and the regulatory requirements.

The Recovery Plan prepares us to restore our financial strength and viability during an extreme stress situation. The Recovery Plan’s more specific purpose is to outline how we can respond to a financial stress situation that would significantly impact our capital or liquidity position. Therefore it lays out a set of defined actions aimed to protect us, our customers and the markets and prevent a potentially more costly resolution event. In line with regulatory guidance, we have identified a wide range of recovery measures that will mitigate multiple stress scenarios which would have severe capital and liquidity impacts on us. These scenarios originate from both idiosyncratic and market-wide events. Our governance structures and defined processes will help to promote our monitoring, escalation, decision-making and implementation of recovery options in the occurrence of a crisis event.

The Recovery Plan’s key objective is to help us to recover from a severe situation by selecting actions that we need to take to stay both sufficiently capitalised and funded. This plan extends our risk management framework and can be executed in extreme scenarios where crises may threaten our survival (i.e., substantial loss of capital or inability to access market liquidity when needed). The Management Board determines when a Recovery Plan has to be invoked and which recovery measures are deemed appropriate.

The Recovery Plan is designed to cover multiple regulations including those of the FSB, EU, Germany and other key jurisdictions. Furthermore, the plan incorporates feedback from extensive discussions with our Crisis Management Group (CMG). This CMG is formed by key home and host authorities and is led by the BaFin and Bundesbank as our home banking authorities. We report to this CMG with the objective of enhancing preparedness for, and facilitating the management and resolution of a cross-border financial crisis affecting us. This CMG is also intended to cooperate closely with authorities in other jurisdictions where firms have a systemic presence.

We are working closely with the BaFin to support it in its mandate to create our Group Resolution Plan as set out in Section 47g of the German Banking Act and also with our US regulator on the detailed plan of the US operations resolution activities, including in particular the potential practicalities that could be encountered.

Deutsche Bank	1 – Management Report	70
Financial Report 2013	Risk Report
	Risk Assessment and Reporting

This US Resolution Plan is designed to prepare for an orderly resolution of our US operations in the event of severe distress or insolvency. The US Resolution Plan complies with the requirements specified in Section 165(d) of the Dodd-Frank rule which requires all Bank Holding Companies, foreign banks with US branches and designated SIFIs, with more than US $ 50 billion of assets to submit annual plans to facilitate a “rapid and orderly resolution” in the event of material financial distress or failure without material governmental support.

At the core of the US Resolution Plan are Critical Operations (“COs”), Core Business Lines (“CBLs”) and Material Legal Entities (“MLEs”). The US Resolution Plan demonstrates how COs, as identified by the Fed and FDIC, can be maintained during distress and resolution, alleviating any potential systemic impact on US financial stability. The US Resolution Plan also projects whether the CBLs, depending on our definition, will be sold or wound down in resolution. Finally, the US Resolution Plan lays out the resolution strategy for each MLE, defined as those entities significant to the activities of a critical operation or core business line. Key factors addressed in the US Resolution Plan include how to ensure:

—	continued support for the operations from other US and non-US legal entities as well as from third parties such as payment servicers, exchanges and key vendors;
—	availability of funding from both external and internal sources;
—	retention of key employees during resolution; and
—	efficient and coordinated close-out of cross-border contracts.

The US Resolution Plan is drafted in coordination with the US businesses and infrastructure groups so that it accurately reflects the business, critical infrastructure and key interconnections.

Risk Assessment and Reporting

Risk Metrics

We use a broad range of quantitative and qualitative methodologies for assessing and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The advanced internal tools and metrics we currently use to measure, manage and report our risks are:

—

RWA equivalent. This is defined as total risk-weighted assets (“RWA”) plus a theoretical amount for specific allocated Common Equity Tier 1 capital deduction items if these were converted into RWA. RWA form the key factor in determining the bank’s regulatory Capital Adequacy as reflected in the Common Equity Tier 1 capital ratio. RWA equivalents are used to set targets for the growth of our businesses and monitored within our management reporting systems. As a general rule, RWA are calculated in accordance with the currently valid “Basel 2.5” European (CRD) and German legislation (SolvV) as applicable until December 31, 2013. However, we also perform additional RWA equivalent calculations under pro forma CRR/CRD 4 requirements to be used within our forward looking risk and capital planning processes.

—

Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect induced by defaults within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical considerations of up to nine years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking estimates.

Deutsche Bank	1 – Management Report	71
Financial Report 2013	Risk Report
	Risk Assessment and Reporting

—

Return on risk-weighted assets (“RoRWA”). In times of regulatory capital constraints, RoRWA has become an important metric to assess our client relationships’ profitability, in particular for credit risk. RoRWA is currently the primary performance measure and as such attracts more attention than the previously used RARoC profitability measure based on economic capital.

—

Value-at-risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions and by means of the stressed value-at-risk under stressed market conditions. Our respective value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal/stressed market conditions, is not expected to be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) under normal/stressed market conditions in that portfolio.

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

Stress testing

We have a strong commitment to stress testing performed on a regular basis in order to assess the impact of a severe economic downturn on our risk profile and financial position. These exercises complement traditional risk measures and represent an integral part of our strategic and capital planning process. Our stress testing framework comprises regular Group-wide stress tests based on internally defined benchmark and more severe macroeconomic global downturn scenarios. We include all material risk types such as credit, market, operational, business and liquidity risk into our stress testing exercises. The time-horizon of internal stress tests is one year. Our methodologies undergo regular scrutiny from internal experts as well as regulators to review whether they correctly capture the impact of a given stress scenario. These analyzes are complemented by portfolio- and country-specific stress tests as well as regulatory requirements such as an annual reverse stress test. Moreover, a capital planning stress test is performed annually to assess the viability of our capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. An integrated infrastructure allows us to process ad-hoc scenarios that simulate potential imminent financial or geopolitical shocks.

The initial phase of our internal stress tests consists of defining a macroeconomic downturn scenario by dbResearch in cooperation with business specialists. dbResearch monitors the political and economic development around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly to reflect the impact on our business. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Using internal models metrics such as RWA, losses and economic capital under stress are computed by risk type. These results are aggregated to Group level, and key metrics such as the SNLP, the CET 1 ratio and ICA ratio under stress are derived. Stress testing results and the underlying scenarios are reviewed across risk types on various levels by senior managers within Risk, Finance and the business units. Comparing them against our defined risk appetite, senior management decides on specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also feed into the annual recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to Senior Management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank. In 2013 we remained well capitalized within our internal stress testing program under various severe stress events and maintained the availability of potential recovery measures in these scenarios, if a capital shortfall was perceived by the stress testing program.

Deutsche Bank	1 – Management Report	72
Financial Report 2013	Risk Report
	Risk Assessment and Reporting

Stress Testing Framework of Deutsche Bank Group

Risk Reporting and Measurement Systems

We have centralized risk data and systems supporting regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational, business, reputational, legal and liquidity risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for tailor-made reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data. Our risk management systems are reviewed by Group Audit following a risk-based audit approach. As a consequence our Management Board believes, for the purpose of Article 435 CRR, that our risk management systems are adequate with regard to our risk profile and strategy.

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

—

An overview of our capital, liquidity and funding is presented to the CaR by Group Capital Management and the Group Treasurer every month. It comprises information on key metrics including Core Tier 1 capital (under CRR/CRD 4 Common Equity Tier 1 capital) and the CRR/CRD 4 leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.

—	Group-wide macroeconomic stress tests are performed twice per quarter and reported to the CRRC. They are supplemented, as required, by ad-hoc stress tests at Group level.
—

A reverse stress test is performed annually in order to challenge our business model to determine the severity of scenarios that would cause us to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario and takes into account severe impacts of major risks on our results. Comparing the hypothetical macroeconomic scenario to the current economic environment that would be necessary to result in our non-viability according to the reverse stress, we believe that the probability of occurrence of such a hypothetical macroeconomic scenario is extremely low. Given the extremely low probability of the Reverse Stress Test scenario, we do not believe that our business continuity is at risk.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Deutsche Bank	1 – Management Report	73
Financial Report 2013	Risk Report
	Risk Inventory

Risk Inventory

We face a variety of risks as a result of our business activities, the most significant of which are described below. Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital from credit, market, operational and business risk to cover risks generated from our business activities taking into account diversification effects across those risk types. Furthermore, our economic capital framework implicitly covers additional risks, e.g. reputational risk and refinancing risk, for which no dedicated EC models exist. Liquidity risk is excluded from the economic capital calculation since it is covered separately.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as “counterparties”) exist, including those claims that we plan to distribute (see below in the more detailed section Credit Risk). These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), traded bonds and debt securities available for sale or our direct trading activity with clients (such as OTC derivatives, FX forwards and Forward Rate Agreements). Carrying values of equity investments are also disclosed in our Credit Risk section. We manage the respective positions within our market risk and credit risk frameworks.

We distinguish between three kinds of credit risk:

—	Default risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;
—

Settlement risk is the risk that the settlement or clearance of a transaction may fail. Settlement risk arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default; and

—

Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.

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

Operational Risk

Operational risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, and includes legal risk. Operational risk excludes business and reputational risk.

Deutsche Bank	1 – Management Report	74
Financial Report 2013	Risk Report
	Risk Inventory

Liquidity Risk Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions. At the end of 2012, we introduced an enhanced economic capital model to improve strategic risk modeling being a subcategory of business risk. This model is now used in the monthly EC calculations providing a better link between economic capital and the capital planning process.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public’s trust in our organization.

Our reputational risk is governed by the Reputational Risk Management Program (RRM Program). The RRM Program was established to provide consistent standards for the identification, escalation and resolution of reputational risk issues that arise from transactions with clients or through different business activities. Primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. Each employee is under an obligation, within the scope of his/her activities, to analyze and assess any imminent or intended transaction in terms of possible risk factors in order to minimize reputational risks. If a potential reputational risk is identified, it is required to be referred for further consideration at a sufficiently senior level within that respective business division. If issues remain, they should then be escalated for discussion among appropriate senior members of the relevant Business and Control Groups. Reputational risk issues not addressed to satisfactory conclusion through such informal discussions must then be escalated for further review and final determination via the established reputational risk escalation process.

As a subcommittee of the Risk ExCo, the Group Reputational Risk Committee (“GRRC”) provides review and final determinations on all reputational risk issues and new client adoptions, where escalation of such issues is deemed necessary by senior Business and Regional Management, or required under the Group policies and procedures.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions and Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risks. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks:

—	Longevity risk: the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products;
—	Mortality and morbidity risks: the risks of a higher or lower than expected number of death or disability claims on insurance products and of an occurrence of one or more large claims;
—	Expenses risk: the risk that policies cost more or less to administer than expected; and
—	Persistency risk: the risk of a higher or lower than expected percentage of lapsed policies.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

Deutsche Bank	1 – Management Report	75
Financial Report 2013	Risk Report
	Credit Risk

Model Risk

Model Risk is the risk of possible adverse consequences of decisions based on models that are inappropriate, incorrect, or misused. In this context, a model is defined as a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative or qualitative estimates.

Risk Concentration

Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in Credit, Market, Operational risks) as well as across different risk types (inter-risk concentrations). They could occur within and across counterparties, businesses, regions/countries, industries and products. The management of concentrations is integrated as part of the management of individual risk types and monitored on an ongoing basis. The key objective is to avoid any undue concentrations in the portfolio, which is achieved through a quantitative and qualitative approach, as follows:

—

Intra-risk concentrations are assessed, monitored and mitigated by the individual risk disciplines (Credit, Market, Operational Risk Management and others). This is supported by limit setting on different levels according to risk type.

—

Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations throughout 2013 was the Cross Risk Review Committee, which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

Credit Risk

We measure and manage our credit risk using the following philosophy and principles:

—	Our credit risk management function is independent from our business divisions and in each of our divisions credit decision standards, processes and principles are consistently applied.
—

A key principle of credit risk management is client credit due diligence. Our client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.

—

We aim to prevent undue concentration and tail-risks (large unexpected losses) by maintaining a diversified credit portfolio. Client-, industry-, country- and product-specific concentrations are assessed and managed against our risk appetite.

—

We maintain underwriting standards aiming to avoid large directional credit risk on a counterparty and portfolio level. In this regard we assume unsecured cash positions and actively use hedging for risk mitigation purposes. Additionally, we strive to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.

—

Every new credit facility and every extension or material change of an existing credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.

—	We measure and consolidate all our credit exposures to each obligor across our consolidated Group on a global basis that applies, in line with regulatory requirements.
—

We manage credit exposures on the basis of the “one obligor principle”, under which all facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one group.

Deutsche Bank	1 – Management Report	76
Financial Report 2013	Risk Report
	Credit Risk

—	We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio or covering workout clients. The credit coverage for assets transferred to the NCOU utilizes the expertise of our core credit organization.
—	Our credit related activities are governed by our Principles for Managing Credit Risk. These principles define our general risk philosophy for credit risk and our methods to manage this risk. The principles define key organizational requirements, roles and responsibilities as well as process principles for credit risk management and are applicable to all credit related activities undertaken by us.

Credit Risk Ratings

A basic and key element of the credit approval process is a detailed risk assessment of each credit-relevant counterparty. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 26-grade rating scale for evaluating the credit-worthiness of our counterparties. The majority of our rating methodologies are authorized for use within the advanced internal rating based approach under applicable Basel rules. Our rating scale enables us to compare our internal ratings with common market practice and promotes comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of unsecured defaulted counterparty exposures. We generally rate our counterparties individually, though certain portfolios of purchased or securitized receivables are rated on a pool basis. Ratings are required to be kept up-to-date and documented.

In our retail business, creditworthiness checks and counterparty ratings of the homogenous portfolio are derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (i.e., financial figures), behavioural aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral, the expected loss as well as the further course of action required to process the ultimate credit decision. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods and are used to support our individual credit decisions for this portfolio as well as managing the overall retail portfolio.

The algorithms of the rating procedures for all counterparties are recalibrated frequently on the basis of the default history as well as other external and internal factors and expert judgments.

Postbank also makes use of internal rating systems authorized for use within the foundation internal rating based approach under Basel 2.5. All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class. Risk governance is provided by a joint risk committee structure with members from both Postbank and Deutsche Bank.

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

For Postbank, responsibility for implementation and monitoring of internal rating systems effectiveness rests with Postbank’s Risk Analytics unit and Postbank’s validation committee, chaired by Postbank’s Chief Credit Risk Officer. All rating systems are subject to Postbank’s Management Board approval. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Joint governance is ensured via a cross committee membership of Deutsche Bank senior managers joining Postbank committees and vice versa.

Deutsche Bank	1 – Management Report	77
Financial Report 2013	Risk Report
	Credit Risk

Credit Risk Measures

The key credit risk measures we apply for managing our credit portfolio, including transaction approval and the setting of risk appetite, are internal limits and credit exposures under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty’s credit quality by reference to our internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting hedges and certain collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the risk-return characteristics of individual transactions and portfolios.

Credit Approval and Authority

Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

Credit authority is generally assigned to individuals as personal credit authority according to the individual’s professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are adequate to the individual performance of the authority holder. The results of the review are presented to the Group Credit Policy Committee.

Where an individual’s personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.

Credit Risk Mitigation

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants are applied in the following forms:

—	Comprehensive and enforceable credit documentation with adequate terms and conditions.
—	Collateral held as security to reduce losses by increasing the recovery of obligations.
—	Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Credit Portfolio Strategies Group.
—	Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.
—	For hedge accounting treatment please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” and Note 37 “Derivatives”.

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

We segregate collateral received into the following two types:

—

Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfil its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (i.e., plant, machinery and aircraft) and real estate typically fall into this category.

Deutsche Bank	1 – Management Report	78
Financial Report 2013	Risk Report
	Credit Risk

—	Guarantee collateral, which complements the borrower’s ability to fulfil its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and risk participations typically fall into this category.

Our processes seek to ensure that the collateral we accept for risk mitigation purposes is of high quality. This includes seeking to have in place legally effective and enforceable documentation for realizable and measureable collateral assets which are evaluated regularly by dedicated teams. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. We have collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, we strive to avoid “wrong-way” risk characteristics where the borrower’s counterparty risk is positively correlated with the risk of deterioration in the collateral value. For guarantee collateral, the process for the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for borrowers.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG manages the residual credit risk of loans and lending-related commitments of the international investment-grade portfolio; the leveraged portfolio and the medium-sized German companies’ portfolio within our Corporate Divisions of CB&S and GTB.

Acting as a central pricing reference, CPSG provides the respective CB&S and GTB Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

CPSG is concentrating on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:
—	to reduce single-name credit risk concentrations within the credit portfolio and
—	to manage credit exposures by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives

Netting is predominantly applicable to OTC derivative transactions as outlined below. Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

In order to reduce the credit risk resulting from OTC derivative transactions, where central counterparty (CCP) clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty (“close-out netting”). For parts of the derivatives business (i.e., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements (“payment netting”), reducing our settlement risk. In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Deutsche Bank	1 – Management Report	79
Financial Report 2013	Risk Report
	Credit Risk

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

Concentrations within Credit Risk Mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. We use a range of quantitative tools and metrics to monitor our credit risk mitigating activities. These also include monitoring of potential concentrations within collateral types supported by dedicated stress tests.

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

Counterparty Risk Management

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institution, corporate or private individuals) or economic area (i.e., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where there is a concern that the credit quality has deteriorated or appears likely to deteriorate to the point where they present a heightened risk of loss in default, the respective exposure is generally placed on a “watch list”. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Deutsche Bank	1 – Management Report	80
Financial Report 2013	Risk Report
	Credit Risk

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

The Industry Batch reports are presented to the Group Credit Policy Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared with the approved sub-portfolio strategies. Regular overviews are prepared for the Group Credit Policy Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Developed Markets countries (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a “Country Batch report” is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyze the risk/reward profile of the portfolio. Based on this, limits and strategies are set for countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Cross Risk Review Committee, a sub-committee of our Risk Executive Committee and Capital and Risk Committee, pursuant to delegated authority.

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
Our country risk ratings represent a key tool in our management of country risk. They are established by the independent dbResearch function within Deutsche Bank and include:
—	Sovereign rating: A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
—	Transfer risk rating: A measure of the probability of a “transfer risk event”, i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention.

Deutsche Bank	1 – Management Report	81
Financial Report 2013	Risk Report
	Credit Risk

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

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. Specific product limits are set if a concentration of transactions in a specific type might lead to significant losses in certain cases. In this respect, correlated losses might result from disruptions of the functioning of financial markets, significant moves in market parameters to which the respective product is sensitive, macroeconomic default scenarios or other factors affecting certain credit products. Furthermore, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products.

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

Settlement Risk Management

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk arises when Deutsche Bank exchanges a value of cash or other assets with a counterparty. It is the risk of loss due to the failure of a counterparty to honour its obligations (to deliver cash or other assets) to us, after we release payment or delivery of its obligations (of cash or other assets) to the counterparty.

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

Deutsche Bank	1 – Management Report	82
Financial Report 2013	Risk Report
	Credit Risk

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in nondefault scenarios) are modeled by applying our own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the Basel 2.5 Internal Models Method (“IMM”). The alpha factor is identical with the one used for the risk-weighted assets calculation, yet subject to a lower floor of 1.0. For December 31, 2013 the alpha factor was calibrated to 1.22. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Credit Exposures

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities, as well as from our direct trading activity with clients in certain instruments including OTC derivatives like FX forwards and Forward Rate Agreements. A default risk also arises from our positions in equity products and traded credit products such as bonds.

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

Maximum Exposure to Credit Risk
Dec 31, 2013		Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Due from banks	17,155	0	0	13	13

Interest-earning deposits with banks	77,984	0	2	31	34

Central bank funds sold and securities purchased under resale agreements	27,363	0	25,100	0	25,100

Securities borrowed	20,870	0	20,055	0	20,055

Financial assets at fair value through profit or loss[4]	824,458	434,328	206,002	3,851	644,181

Financial assets available for sale[4]	46,413	0	760	110	870

Loans[5]	382,171	0	198,668	29,971	228,640

Other assets subject to credit risk	59,030	43,574	1,150	385	45,109

Financial guarantees and other credit related contingent liabilities[6]	65,630	0	7,209	11,513	18,722

Irrevocable lending commitments and other credit related commitments[6]	126,660	0	4,538	9,182	13,720

Maximum exposure to credit risk	1,647,733	477,902	463,484	55,056	996,442

[1] All amounts at carrying value unless otherwise indicated.
[2] Does not include credit derivative notional sold (€ 1,035,946 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to Liquidity Reserves.
[3] Credit derivatives are reflected with the notional of the underlying.
[4] Excludes equities, other equity interests and commodities.
[5] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[6] Figures are reflected at notional amounts.

Deutsche Bank	1 – Management Report	83
Financial Report 2013	Risk Report
	Credit Risk

Dec 31, 2012		Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Due from banks	27,877	0	0	1	1

Interest-earning deposits with banks	120,636	0	2	35	37

Central bank funds sold and securities purchased under resale agreements	36,570	0	36,349	0	36,349

Securities borrowed	24,013	0	23,308	0	23,308

Financial assets at fair value through profit or loss[4]	1,125,019	657,826	211,397	3,968	873,191

Financial assets available for sale[4]	47,110	0	1,287	703	1,990

Loans[5]	402,069	0	208,681	37,841	246,522

Other assets subject to credit risk	86,643	69,546	6,653	12	76,211

Financial guarantees and other credit related contingent liabilities[6]	68,358	0	7,810	8,444	16,254

Irrevocable lending commitments and other credit related commitments[6]	129,657	0	4,771	10,558	15,329

Maximum exposure to credit risk	2,067,952	727,372	500,258	61,562	1,289,192

1	All amounts at carrying value unless otherwise indicated.
2	Does not include credit derivative notional sold (€ 1,274,960 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves.
3	Credit derivatives are reflected with the notional of the underlying.
4	Excludes equities, other equity interests and commodities.
5	Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
6	Figures are reflected at notional amounts.

Included in the category of financial assets at fair value through profit or loss as of December 31, 2013, were € 117 billion of securities purchased under resale agreements (€ 125 billion as of December 31, 2012) and € 32 billion of securities borrowed (€ 28 billion as of December 31, 2012), both with limited net credit risk as a result of very high levels of collateral, as well as traded bonds of € 126 billion (€ 159 billion as of December 31, 2012) that are over 86 % investment-grade (over 85 % as of December 31, 2012). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 97 % were investment-grade (more than 95 % as of December 31, 2012).

The significant decrease in maximum exposure to credit risk for December 31, 2013 was predominantly driven by positive market values from derivatives (in financial assets at fair value through profit or loss) which decreased by € 264 billion to € 505 billion as of December 31, 2013 and interest-earning deposits with banks, which decreased by € 43 billion and accounted for € 78 billion exposure as of December 31, 2013.

Credit Enhancements are split into three categories: netting, collateral, and guarantees and credit derivatives. A prudent approach is taken with respect to haircuts, parameter setting for regular margin calls as well as expert judgements for collateral valuation to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies. These financial institutions are mainly domiciled in Western European countries and the United States. Furthermore we have collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

Deutsche Bank	1 – Management Report	84
Financial Report 2013	Risk Report Credit Risk

Credit Quality of Financial Instruments neither Past Due nor Impaired

We derive our credit quality from internal ratings and group our exposures into classes as shown below. Please refer to “Credit Risk Ratings” and “Rating Governance” sections for more details about our internal ratings.

Credit Quality of Financial Instruments neither Past Due nor Impaired
	Dec 31, 2013
in € m.[1]	iAAA-iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	13,804	1,971	998	311	17	55	17,155

Interest-earning deposits with banks	71,053	5,078	1,145	391	282	35	77,984

Central bank funds sold and securities purchased under resale agreements	3,774	19,949	1,904	1,516	201	19	27,363

Securities borrowed	12,783	6,381	1,057	382	267	0	20,870

Financial assets at fair value through profit or loss[2]	282,000	368,969	69,497	84,517	14,009	5,466	824,458

Financial assets available for sale[2]	35,708	5,366	1,662	1,171	586	307	44,799

Loans[3]	34,708	53,624	99,941	127,613	40,869	9,884	366,639

Thereof: IAS 39 reclassified loans	999	2,894	2,088	962	817	286	8,046

Other assets subject to credit risk	7,923	37,446	2,821	9,416	1,140	284	59,030

Financial guarantees and other credit related contingent liabilities[4]	8,318	19,285	20,234	11,604	4,382	1,807	65,630

Irrevocable lending commitments and other credit related commitments[4]	19,791	31,009	37,326	25,363	11,927	1,245	126,660

Total	489,860	549,078	236,584	262,284	73,680	19,102	1,630,588

[1] All amounts at carrying value unless otherwise indicated.
[2] Excludes equities, other equity interests and commodities.
[3] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[4] Figures are reflected at notional amounts.
	Dec 31, 2012
in € m.[1]	iAAA-iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	24,950	1,528	988	193	171	47	27,877
Interest-earning deposits with banks	110,051	7,238	1,369	746	79	65	119,548

Central bank funds sold and securities purchased under resale agreements	1,605	32,560	1,332	877	140	56	36,570

Securities borrowed	14,708	7,342	1,216	439	306	0	24,011

Financial assets at fair value through profit or loss [2]	349,773	553,851	99,414	91,766	23,044	7,065	1,124,913

Financial assets available for sale[2]	30,077	8,303	4,076	1,913	515	1,964	46,848

Loans[3]	52,248	52,133	99,418	129,814	39,193	12,955	385,761

Thereof: IAS 39 reclassified loans	3,285	4,444	2,333	4,292	861	726	15,941

Other assets subject to credit risk	6,472	40,131	2,688	35,145	1,300	110	85,846

Financial guarantees and other credit related contingent liabilities[4]	9,064	19,192	21,304	11,460	4,886	2,455	68,361

Irrevocable lending commitments and other credit related commitments[4]	20,233	37,456	37,754	22,631	10,068	1,515	129,657

Total	619,181	759,734	269,559	294,984	79,702	26,232	2,049,392

[1] All amounts at carrying value unless otherwise indicated.
[2] Excludes equities, other equity interests and commodities.
[3] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[4] Figures are reflected at notional amounts.

Financial assets at fair value through profit and loss saw a material fall in gross exposures (i.e., before credit enhancements) principally driven by a reduction of positive market values of derivatives. On a net basis after credit enhancements portfolio quality has remained broadly stable and heavily biased towards investment-grade-rated counterparties.

Deutsche Bank	1 – Management Report	85
Financial Report 2013	Risk Report Credit Risk

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

Main Credit Exposure Categories by Business Divisions

	Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	40,515	92,234	6,716	40,709	14,921	109,871	19,947	176,720	501,633

Global Transaction Banking	72,868	15,931	52,049	500	958	65	171	5,630	148,171

Deutsche Asset & Wealth Management	32,214	3,070	2,795	791	16	9,023	2,946	15	50,869

Private & Business Clients	213,252	13,685	1,595	498	0	1	16,240	15,090	260,362

Non-Core Operations Unit	23,215	1,450	2,416	2,211	1,891	7,196	4,841	15	43,236

Consolidation & Adjustments	106	289	58	7	1	5	97	12	575

Total	382,171	126,660	65,630	44,716	17,787	126,160	44,242	197,482	1,004,848

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Deutsche Bank	1 – Management Report	86
Financial Report 2013	Risk Report Credit Risk

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	43,103	95,703	8,031	53,427	14,052	134,026	10,457	189,681	548,480

Global Transaction Banking	69,963	13,552	52,297	721	827	52	193	2,965	140,570

Deutsche Asset & Wealth Management	29,522	3,401	2,824	768	21	12,803	3,044	142	52,525

Private & Business Clients	209,029	14,196	1,764	1,150	0	80	17,931	20,936	265,086

Non-Core Operations Unit	50,162	1,480	3,353	6,373	2,736	12,324	12,485	150	89,063

Consolidation & Adjustments	290	1,325	89	5	2	64	45	0	1,820

Total	402,069	129,657	68,358	62,444	17,638	159,349	44,155	213,874	1,097,544

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our main credit exposure decreased by € 92.7 billion.

—

From a divisional perspective, a reduction of € 46.8 billion has been achieved by CB&S and of € 45.8 billion by NCOU mainly driven by market values from derivatives, non-derivative trading assets and loans.

—	From a product perspective, exposure reductions have been observed across different categories except for Traded Loans and Debt Securities available for sale which slightly increased since last year.

Main Credit Exposure Categories by Industry Sectors

	Dec 31, 2013
in € m.	Loans [1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	25,100	21,070	15,289	22,243	5,389	34,427	14,212	195,273	333,002

Fund management activities	10,029	4,756	1,255	3,326	421	4,771	235	20	24,814

Manufacturing	21,406	28,844	18,767	1,077	1,301	2,999	314	0	74,708

Wholesale and retail trade	13,965	10,208	5,610	904	936	811	128	0	32,562

Households	193,515	10,839	2,645	665	611	1	0	59	208,336

Commercial real estate activities	34,259	2,525	831	661	2,047	1,140	88	136	41,686

Public sector	16,228	1,928	135	4,299	592	64,286	26,101	681	114,250

Other	67,668[5]	46,491	21,099	11,541	6,488	17,726	3,166	1,313	175,490

Total	382,171	126,660	65,630	44,716	17,787	126,160	44,242	197,482	1,004,848

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]	Loan exposures for Other include lease financing.

Deutsche Bank	1 – Management Report	87
Financial Report 2013	Risk Report Credit Risk

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	27,849	22,083	16,020	32,673	2,643	39,508	15,280	207,539	363,595

Fund management activities	16,777	6,248	2,063	4,583	520	7,568	1,092	18	38,869

Manufacturing	23,203	30,347	18,899	1,626	2,327	3,554	482	0	80,438

Wholesale and retail trade	17,026	8,799	6,080	757	531	1,124	149	0	34,466

Households	180,974	12,273	2,593	730	1,342	7	0	45	197,964

Commercial real estate activities	45,306	2,677	690	1,567	2,288	1,367	68	0	53,963

Public sector	15,378	1,370	107	6,319	309	88,215	25,095	1,028	137,821

Other	75,556[5]	45,860	21,906	14,189	7,678	18,006	1,989	5,244	190,428

Total	402,069	129,657	68,358	62,444	17,638	159,349	44,155	213,874	1,097,544

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]	Loan exposures for Other include lease financing.

From an industry perspective, our credit exposure is lower compared with last year in banks and insurance (€ 30.6 billion), public sector (€ 23.6 billion), funds management activities (€ 14.1 billion), commercial real estate activities (€ 12.3 billion) and manufacturing (€ 5.7 billion), partly offset by an increase in households (€ 10.4 billion) primarily in loans, reflecting the overall growth of our retail book.

Loan exposures to the industry sectors banks and insurance, manufacturing and public sector comprise predominantly investment-grade variable rate loans which are held to maturity. The portfolio is subject to the same credit underwriting requirements stipulated in our “Principles for Managing Credit Risk”, including various controls according to single name, country, industry and product-specific concentration.

Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) an underwriting credit committee and/or the Management Board. High emphasis is placed on structuring such transactions so that de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined in the description of our Credit Portfolio Strategies Group’s activities.

Our household loans exposure amounting to € 194 billion as of December 31, 2013 (€ 181 billion as of December 2012) is principally associated with our PBC portfolio. € 148 billion (76%) of the portfolio comprises mortgages, of which € 116 billion are held in Germany. The remaining exposures (€ 46 billion, 24%) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding real estate value. Consumer finance is divided into personal installment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (i.e., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

Deutsche Bank	1 – Management Report	88
Financial Report 2013	Risk Report Credit Risk

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer finance loan risk depends on client quality. Given that they are uncollateralized, compared with mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan-to-value (LTV) ratios, the mortgage portfolio is categorized as lower risk and consumer finance medium risk.

Our commercial real estate loans are generally secured by first mortgages on the underlying real estate property, and follow the credit underwriting requirements stipulated in the “Principles for Managing Credit Risk” noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as LTV ratios of generally less than 75%. Additionally, given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values.

Excluding the exposures transferred into the NCOU, the Commercial Real Estate Group only in exceptional cases retains mezzanine or other junior tranches of debt, though the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for securitization are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment-grade). We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. In addition, sub-performing and non-performing loans and pools of loans are acquired from other financial institutions at generally substantial discounts to both the notional amounts and current collateral values. The underwriting process for these is stringent and the exposure is managed under a separate portfolio limit. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category other loans, with exposure of € 68 billion as of December 31, 2013 (€ 76 billion as of December 31, 2012), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 10 % of our aggregated total credit exposure in these categories as of December 31, 2013 compared with 11 % as of December 31, 2012. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Deutsche Bank	1 – Management Report	89
Financial Report 2013	Risk Report Credit Risk

Residual contract maturity profile of the main credit exposure categories (unaudited)

	Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
< 1 year	124,456	31,482	36,141	10,746	3,752	27,530	4,328	194,046	432,481

1 year – 5 years	92,255	79,312	21,398	13,442	6,792	38,719	24,783	3,016	279,717

> 5 years	165,460	15,866	8,091	20,528	7,243	59,911	15,131	419	292,650

Total credit risk exposure	382,171	126,660	65,630	44,716	17,787	126,160	44,242	197,482	1,004,848

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
< 1 year	126,008	30,601	35,776	12,561	3,416	37,744	5,702	211,933	463,741

1 year – 5 years	96,802	82,179	23,995	17,821	8,272	46,487	21,110	1,818	298,484

> 5 years	179,259	16,877	8,587	32,062	5,950	75,118	17,343	123	335,319

Total credit risk exposure	402,069	129,657	68,358	62,444	17,638	159,349	44,155	213,874	1,097,544

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Average credit risk exposure held over the four quarters (unaudited)

	2013
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Total average credit risk exposure	390,469	130,981	68,198	52,999	16,930	144,386	46,509	212,145	1,062,618

Total credit risk exposure at year-end	382,171	126,660	65,630	44,716	17,787	126,160	44,242	197,482	1,004,848

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Total average credit risk exposure	409,131	131,289	68,683	68,334	16,638	169,110	42,527	229,623	1,135,335

Total credit risk exposure at year-end	402,069	129,657	68,358	62,444	17,638	159,349	44,155	213,874	1,097,544

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Deutsche Bank	1 – Management Report	90
Financial Report 2013	Risk Report Credit Risk

Main credit exposure categories by geographical region

	Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	200,106	24,042	14,572	2,413	1,451	12,608	10,961	16,444	282,598

Western Europe (excluding Germany)	86,846	36,302	19,991	17,056	5,179	31,296	26,309	58,843	281,823
thereof:
France	2,675	7,807	2,014	1,273	672	6,585	3,691	11,811	36,528
Luxembourg	5,566	1,775	622	1,735	1,362	3,892	3,976	572	19,502
Netherlands	12,163	6,058	3,179	3,099	863	4,111	6,382	429	36,285
United Kingdom	8,719	8,113	1,817	3,834	942	6,421	5,018	31,403	66,266

Eastern Europe	9,773	1,573	2,173	844	2,177	2,532	390	529	19,991
thereof:
Poland	6,862	761	215	59	38	867	259	0	9,061
Russia	1,752	463	753	74	1,822	600	0	357	5,822

North America	42,748	58,532	17,212	14,404	6,111	52,298	4,041	92,099	287,444
thereof:
Canada	572	1,760	1,571	648	499	2,132	165	798	8,146
Cayman Islands	2,294	1,725	486	1,118	313	1,909	154	25,633	33,632
U.S.	35,019	54,432	14,680	12,308	5,113	47,710	3,716	64,532	237,511

Central and South America	4,539	745	1,338	701	364	3,016	129	1,310	12,143
thereof:
Brazil	1,413	249	712	120	162	1,638	17	349	4,660
Mexico	271	122	34	218	163	279	74	321	1,483

Asia/Pacific	36,151	4,752	9,392	9,081	2,341	23,740	2,286	28,043	115,787

thereof:
China	8,894	432	788	623	69	1,183	0	2,123	14,113
Japan	848	408	396	3,920	405	5,112	884	16,065	28,038
South Korea	2,150	7	930	515	22	977	65	337	5,004

Africa	1,879	668	932	191	111	552	0	214	4,546

Other	130	44	19	25	52	118	126	0	515

Total	382,171	126,660	65,630	44,716	17,787	126,160	44,242	197,482	1,004,848

[1] Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Deutsche Bank	1 – Management Report	91
Financial Report 2013	Risk Report Credit Risk

	Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	199,190	24,301	14,863	3,159	300	19,963	12,794	24,528	299,098

Western Europe (excluding Germany)	104,528	33,922	19,279	29,478	5,589	33,556	25,802	50,362	302,516
thereof:
France	3,072	6,611	1,878	1,826	602	3,862	4,095	5,858	27,804
Luxembourg	10,759	1,599	779	1,664	433	1,848	2,176	444	19,701
Netherlands	15,364	4,756	3,309	2,536	888	3,116	5,962	1,951	37,883
United Kingdom	13,398	7,868	1,998	12,764	2,137	4,716	2,842	30,557	76,281

Eastern Europe	10,178	1,479	1,926	1,075	2,249	4,242	303	380	21,832
thereof:
Poland	6,335	744	221	88	38	1,310	120	0	8,857
Russia	2,398	374	818	68	1,971	1,944	1	340	7,912

North America	52,472	63,302	19,883	18,423	7,177	64,081	2,500	100,813	328,651
thereof:
Canada	927	2,399	2,820	1,109	1,152	4,995	146	2,926	16,474
Cayman Islands	2,108	1,856	478	1,583	286	2,680	203	25,684	34,878
U.S.	47,451	57,748	15,477	15,387	5,692	55,857	2,114	70,288	270,015

Central and South America	4,743	756	1,342	1,053	503	4,808	57	2,695	15,957
thereof:
Brazil	2,034	290	935	161	157	3,321	27	2,187	9,113
Mexico	329	96	25	283	234	274	5	93	1,338

Asia/Pacific	29,220	5,253	10,060	9,165	1,711	31,791	2,699	34,634	124,533
thereof:
China	4,723	307	1,131	468	36	1,799	0	1,619	10,083
Japan	1,198	1,232	176	5,022	4	7,461	1,095	18,493	34,683
South Korea	1,739	4	501	428	2	2,479	0	1,683	6,836

Africa	1,634	587	1,005	17	86	766	0	462	4,557

Other	104	57	0	74	23	142	0	0	400

Total	402,069	129,657	68,358	62,444	17,638	159,349	44,155	213,874	1,097,544

[1]	Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our largest concentration of credit risk within loans from a regional perspective is in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business. Within the OTC derivatives business our largest concentrations were in Western Europe (excluding Germany) and North America, with a significant share in highly rated banks and insurance companies for which we consider the credit risk to be limited.

Our largest concentration of credit risk within tradable assets from a regional perspective were in North America and Western Europe (excluding Germany), with a significant share in public sector and banks and insurance companies. Within the repo and repo-style transactions our largest concentrations were in North America and Western Europe (excluding Germany), with a significant share in highly rated banks and insurance companies.

As of December 31, 2013 our loan book decreased to € 382 billion (versus € 402 billion as of December 31, 2012) mainly in Western Europe (excluding Germany) and North America with banks and insurance, fund management activities and commercial real estate experiencing declines. The decrease in OTC derivatives (€ 17.7 billion) was mainly in North America and Western Europe (excluding Germany). The decrease in repo and repo-style transactions (€ 16.4 billion) was primarily in positions with banks and insurance companies within North America and Germany, partly offset with increases in Western Europe (excluding Germany).

Deutsche Bank	1 – Management Report	92
Financial Report 2013	Risk Report Credit Risk

Credit Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages. Fundamentals have improved to some extent, with the growth outlook for these economies stabilising, competitiveness improving and external imbalances (i.e., current account deficits) narrowing. This adjustment process has been supported by the ECB’s Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which have provided a credible (if untested) backstop and helped to contain funding costs. Nonetheless, risks remain elevated as evidenced by still wide credit default swap spreads in particular for the most vulnerable countries. Further, on February 7, 2014, the Second Senate of the German Federal Constitutional Court held that there are important reasons to assume that the OMT program exceeds the European Central Bank’s monetary policy mandate and thus infringes the powers of the Member States and violates the prohibition of monetary financing of the budget. It therefore referred several questions to the Court of Justice of the European Union for a preliminary ruling. The European Court of Justice’s decision and its potential impact on the effectiveness of the OMT program are not yet assessable.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined separately. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

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

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Dec 31, 2013	Dec 31, 2012[1]
Greece	466	646

Ireland	455	1,443

Italy	15,419	17,553

Portugal	708	1,187

Spain	9,886	11,737

Total	26,935	32,566

[1]	Numbers adjusted due to reporting methodology update in PBC, reflecting PBC guarantees of approximately € 2 billion.

Deutsche Bank	1 – Management Report	93
Financial Report 2013	Risk Report Credit Risk

Net credit risk exposure is down € 5.6 billion since year-end 2012. This was mainly driven by decreases across Spain, Italy and Ireland from reductions in our NCOU portfolio. Cyprus credit exposure stands at € 16 million (risk management view) and will continue to be tightly managed.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically under collateral agreements, with the majority of Spanish financial institutions exposure being covered bonds. Sovereign exposure is moderate and principally in Spain and Italy.

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these European countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions predominantly in relation to derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included within the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other				Total[2]
in € m.	Dec 31, 2013	Dec 31, 2012[1]	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013		Dec 31, 2012		Dec 31, 2013	Dec 31, 2012
Greece
Gross	52	40	605	715	1,338	1,501	9	9	0		0		2,004	2,265
Undrawn	0	0	18	8	101	160	3	2	0		0		122	170
Net	52	39	23	67	214	356	3	3	0		0		291	465

Ireland
Gross	765	932	721	1,438	6,177	6,612	48	56	1,958	[3]	4,300	[3]	9,669	13,338
Undrawn	0	0	6	14	1,680	1,581	1	2	358	[3]	366	[3]	2,045	1,963
Net	175	400	438	1,016	4,537	4,768	9	7	1,951	[3]	2,922	[3]	7,110	9,113

Italy
Gross	1,900	3,059	5,232	7,154	8,400	8,740	19,650	20,291	648		149		35,830	39,393
Undrawn	0	1	955	809	3,407	3,162	190	261	2		0		4,554	4,233
Net	1,374	2,969	2,500	3,263	6,529	6,653	6,994	7,749	572		(51)		17,969	20,583

Portugal
Gross	38	258	257	456	1,392	1,548	2,163	2,375	78		33		3,928	4,670
Undrawn	0	0	36	52	172	188	28	5	0		0		237	245
Net	25	153	221	322	849	769	282	501	78		32		1,456	1,777

Spain
Gross	1,473	1,659	3,349	5,605	9,288	10,296	10,721	11,106	637		221		25,468	28,887
Undrawn	4	0	662	563	3,321	2,684	521	547	3		0		4,510	3,794
Net	1,452	1,659	2,389	3,683	6,436	7,683	2,060	1,789	502		149		12,839	14,963

Total gross	4,228	5,948	10,164	15,368	26,595	28,697	32,591	33,837	3,321		4,703		76,899	88,553
Total undrawn	4	1	1,677	1,446	8,680	7,775	743	817	364		366		11,468	10,405
Total net[4]	3,078	5,220	5,572	8,351	18,566	20,229	9,347	10,049	3,103		3,052		39,666	46,901

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2012. There are no other sovereign related impaired exposures included.
[2]	Approximately 63 % of the overall net exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 136 million as of December 31, 2013 and € 231 million as of December 31, 2012.

Deutsche Bank	1 – Management Report	94
Financial Report 2013	Risk Report Credit Risk

Total net exposure to the above selected eurozone countries decreased by € 7.2 billion in 2013 driven largely by reductions in exposure to Italy, primarily to sovereign, but also to financial institutions and retail clients, as well as by reduced exposure to financial institutions and corporate in Spain and Other in Ireland.

Aggregate net credit risk to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	240	207	15	5	7	69	302

Ireland	1,342	1,332	2,840	502	800	1,518	6,993

Italy	10,678	9,735	4,143	875	3,559	(176)	18,136

Portugal	686	640	400	34	94	538	1,706

Spain	6,214	5,460	3,386	1,015	510	1,483	11,853

Total	19,159	17,373	10,784	2,431	4,970	3,432	38,990

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	324	296	23	5	58	73	455

Ireland	2,188	2,181	2,982	978	1,387	3,048	10,576

Italy	11,345	10,615	3,817	1,585	4,132	(2,145)	18,004

Portugal	939	901	379	202	323	437	2,242

Spain	5,986	5,481	3,263	3,254	591	1,970	14,559

Total	20,782	19,474	10,464	6,024	6,491	3,383	45,836

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Notional amounts			Dec 31, 2013
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,260	(1,271)	(11)	(1)

Ireland	7,438	(7,321)	117	0

Italy	60,203	(60,370)	(167)	100

Portugal	10,183	(10,432)	(250)	7

Spain	28,452	(27,466)	986	(4)

Total	107,536	(106,860)	675	101

	Notional amounts			Dec 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,396	(1,386)	10	(8)

Ireland	8,280	(9,743)	(1,463)	55

Italy	60,638	(58,059)	2,579	145

Portugal	10,744	(11,209)	(465)	(5)

Spain	30,408	(30,004)	404	(8)

Total	111,466	(110,401)	1,065	179

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

Deutsche Bank	1 – Management Report	95
Financial Report 2013	Risk Report Credit Risk

obligations (i.e., interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. While we clearly focus on net risk including hedging/collateral we also review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected.

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the “credit risk” section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our country risk and industry risk sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries and portfolio de-risking initiatives.

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instruments and underlying assets to neutralize the maturity mismatch.

Our governance framework is intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures which we consider to have been effective when Cyprus stresses escalated, with close coordination between Risk, Legal, Business and Other Infrastructure functions to promote consistent operational and strategic responses across the Bank.

Overall, we have managed our exposures to GIIPS countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone countries

	Dec 31, 2013				Dec 31, 2012
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	52	0	52	2	39	0	39	0

Ireland	61	114	175	0	355	45	400	(4)

Italy	1,861	(487)	1,374	116	847	2,122	2,969	159

Portugal	38	(12)	25	4	258	(105)	153	(4)

Spain	1,193	259	1,452	(4)	1,544	115	1,659	(4)

Total	3,205	(126)	3,078	118	3,043	2,177	5,220	147

[1]	Includes debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value (i.e., counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.

The decrease compared with year-end 2012 of our net sovereign credit risk exposure to certain eurozone countries mainly reflects market making activities as well as fair value changes from market price movements occurring within 2013.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of December 31, 2013, amounted to € 726 million for Italy and € 649 million for Spain and, as of December 31, 2012 amounted to € 797 million for Italy and € 591 million for Spain.

Deutsche Bank	1 – Management Report	96
Financial Report 2013	Risk Report Credit Risk

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Dec 31, 2013				Dec 31, 2012
in € m.	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	52		0	52	24		15	39

Ireland	67		1	69	28		27	55

Italy	(1,959)	[2]	2,997	1,038	(3,974)	[2]	3,279	(695)

Portugal	(35)		70	34	150		59	209

Spain	543		22	565	734		29	763

Total	(1,332)		3,090	1,757	(3,038)		3,409	371

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Dec 31, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)
Greece	0	0	0	0	0	0

Ireland	0	0	0	300	213	0

Italy	97	101	0	741	720	0

Portugal	3	3	0	48	46	0

Spain	0	0	0	201	194	0

Total	101	105	0	1,290	1,173	0

Credit Exposure from Lending

Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. An overview of these processes is described in the credit risk section of this Risk Report.

Loan book categories segregated into a lower, medium and higher risk bucket

	Dec 31, 2013		Dec 31, 2012[1]
in € m.	Total	thereof: Non-Core	Total	thereof: Non-Core
Lower risk bucket:
PBC Mortgages	154,444	7,372	151,078	8,579
Investment-Grade/Postbank Non-Retail	30,751	1,077	31,855	3,356
GTB	72,868	0	69,963	0
DeAWM	33,147	934	30,661	1,140
PBC small corporates	16,601	280	18,779	1,953
Government collateralized/structured transactions[2]	33	0	1,149	0
Corporate Investments	28	28	2,464	2,464

Sub-total lower risk bucket	307,871	9,690	305,950	17,493

Moderate risk bucket:
PBC Consumer Finance	20,204	796	20,242	1,343
Asset Finance (Deutsche Bank sponsored conduits)	12,728	2,832	14,786	6,395
Collateralized hedged structured transactions	11,470	3,328	12,756	3,992
Financing of pipeline assets[3]	375	22	4,312	1,316

Sub-total moderate risk bucket	44,778	6,977	52,096	13,047

Higher risk bucket:
Commercial Real Estate[4]	15,832	3,410	27,285	14,784
Leveraged Finance[5]	4,707	633	5,095	744
Other[6]	8,983	2,504	11,642	4,095

Sub-total higher risk bucket	29,522	6,548	44,022	19,623

Total loan book	382,171	23,215	402,069	50,162

[1]	Amounts for December 31, 2012 reflect the new business division structure established in 2013 and are additionally restated according IFRS 10.
[2]	Loans largely unwound in March 2013.
[3]

Thereof vendor financing on loans sold in Leveraged Finance amounting to € 353 million and in Commercial Real Estate amounting to € 22 million as of December 31, 2013 (€ 3.0 billion and € 1.3 billion as of December 31, 2012, respectively).

[4]	Includes loans from CMBS securitizations.
[5]	Includes loans managed by CPSG.
[6]	Includes other smaller loans predominantly in our CB&S business division.

Deutsche Bank	1 – Management Report	97
Financial Report 2013	Risk Report Credit Risk

The majority of our low risk exposures is associated with our PBC retail banking activities. 81 % of our loan book at December 31, 2013 was in the low risk category, slightly improved versus the prior year end.

Our higher risk bucket predominantly relates to commercial real estate exposures which decreased by € 11.5 billion at December 31, 2013 compared with prior year-end. Our credit risk management approach puts strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios.

Impaired loans and allowance for loan losses for our higher-risk loan bucket

	Dec 31, 2013				Dec 31, 2012
	Total		thereof: Non-Core		Total		thereof: Non-Core
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	1,592	698	1,109	443	2,065	554	1,318	353

Leveraged Finance	119	116	0	1	64	81	4	3

Other	403	136	372	127	576	160	539	134

Total	2,114	951	1,481	570	2,705	795	1,861	490

While the volume of impaired loans in our higher-risk loan bucket significantly decreased by € 591 million or 22 % in 2013, allowance for loan losses increased by € 156 million or 20%. This reverse development leads to an increase in the coverage ratio in our higher-risk bucket from 29 % to 45%. This development was driven among others by a small number of large commercial real estate loans with disproportionately low coverage ratio that were partially written down and subsequently consolidated due to the Group obtaining control over the structured entity borrower during the second and third quarters of 2013.

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

Corporate Credit Exposure

The tables below show our Corporate Credit Exposure by product types and internal rating bands. Please refer to “Credit Risk Ratings” and “Rating Governance” sections for more details about our internal ratings.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – gross

in € m. (unless stated otherwise)	Dec 31, 2013
Ratingband	Probability of default in %[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	33,213	19,791	8,318	19,222	35,699	116,243

iA	0.04-0.11	43,193	31,009	19,285	11,934	5,332	110,753

iBBB	0.11-0.5	50,441	37,326	20,234	6,700	1,764	116,465

iBB	0.5-2.27	43,529	25,363	11,604	4,775	920	86,191

iB	2.27-10.22	16,173	11,927	4,382	1,711	443	34,635

iCCC and below	10.22-100	11,076	1,245	1,807	374	85	14,587

Total		197,625	126,660	65,630	44,716	44,242	478,874

[1]	Probability of default on a 12 month basis.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.9 billion as of December 31, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

Deutsche Bank	1 – Management Report	98
Financial Report 2013	Risk Report Credit Risk

in € m. (unless stated otherwise)	Dec 31, 2012
Ratingband	Probability of default in %[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	49,386	20,233	9,064	23,043	30,054	131,780

iA	0.04-0.11	42,612	37,456	19,192	22,308	8,186	129,754

iBBB	0.11-0.5	53,539	37,754	21,304	7,713	3,788	124,098

iBB	0.5-2.27	45,624	22,631	11,460	5,778	1,749	87,242

iB	2.27-10.22	17,997	10,068	4,886	2,415	227	35,593

iCCC and below	10.22-100	12,907	1,515	2,455	1,187	151	18,215

Total		222,065	129,657	68,361	62,444	44,155	526,682

[1]	Probability of default on a 12 month basis.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 6.1 billion as of December 31, 2012.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

Our gross corporate credit exposure has declined by 9 % since December 31, 2012 to € 478.9 billion. Reductions have been primarily recorded for Loans (€ 24.4 billion) mainly driven by reductions in NCOU and OTC derivatives (€ 17.7 billion). Overall, the quality of the corporate credit exposure before risk mitigation has remained almost stable at 72 % rated investment-grade as of December 31, 2013 compared to 73 % as of December 31, 2012.

We use risk mitigation techniques as described above to optimize our corporate credit exposure and reduce potential credit losses. The tables below disclose the development of our corporate credit exposure net of collateral, guarantees and hedges.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – net

in € m. (unless stated otherwise)	Dec 31, 2013[1]
Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	21,474	16,602	5,589	15,901	35,669	95,234

iA	0.04-0.11	28,001	26,503	15,893	8,183	5,332	83,912

iBBB	0.11-0.5	24,302	31,268	15,410	5,878	1,744	78,602

iBB	0.5-2.27	20,835	21,170	6,814	3,694	912	53,424

iB	2.27-10.22	6,257	10,382	2,535	1,536	443	21,153

iCCC and below	10.22-100	4,947	1,045	781	362	25	7,159

Total		105,815	106,969	47,022	35,554	44,125	339,485

[1]	Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2]	Probability of default on a 12 month basis.

in € m. (unless stated otherwise)	Dec 31, 2012[1]
Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	35,633	18,810	6,521	20,188	29,907	111,059

iA	0.04-0.11	25,304	32,035	17,154	17,323	7,894	99,710

iBBB	0.11-0.5	25,633	31,626	17,290	6,513	3,554	84,617

iBB	0.5-2.27	13,354	20,924	7,624	4,168	1,718	47,788

iB	2.27-10.22	5,538	9,391	2,412	2,328	217	19,887

iCCC and below	10.22-100	6,194	1,332	1,106	1,117	148	9,897

Total		111,657	114,118	52,107	51,638	43,438	372,958

[1]	Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2]	Probability of default on a 12 month basis.

The corporate credit exposure net of collateral amounted to € 339.5 billion as of December 31, 2013 resulting in a risk mitigation of 29 % or € 139.4 billion compared to the corporate gross exposure. This includes a more significant reduction of 46 % for our loans exposure which includes a reduction by 55 % for the lower rated sub-investment-grade rated loans and 42 % for the higher rated investment-grade loans. The risk mitigation in the weakest rating band was 55%, which was significantly higher than 35 % in the strongest rating band.

Deutsche Bank	1 – Management Report	99
Financial Report 2013	Risk Report
	Credit Risk

The risk mitigation of € 139.4 billion is split into 36 % guarantees and hedges, 64 % other collateral which can be further broken down into 37 % mortgages, 34 % financial instruments,16 % cash, and 13 % others including ship-mortgages.

CPSG Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group (“CPSG”) helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG’s risk reduction activities decreased by 26 % from € 45.7 billion as of December 31, 2012, to € 33.8 billion as of December 31, 2013, due to a decrease in the notional of loans requiring hedging and a reduction in hedges used to manage market risk.

As of year-end 2013, CPSG held credit derivatives with an underlying notional amount of € 10.4 billion. The position totaled € 27.9 billion as of December 31, 2012. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG also mitigated the credit risk of € 23.4 billion of loans and lending-related commitments as of December 31, 2013, through synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 17.8 billion as of December 31, 2012.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 25.5 billion as of December 31, 2013, from € 40.0 billion as of December 31, 2012. By reporting loans and commitments at fair value, CPSG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at amortized cost while derivative hedges are reported at fair value.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.[2]		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Consumer credit exposure Germany:	145,929	141,167	0.80	0.86	0.23	0.29
Consumer and small business financing	20,778	20,311	0.89	1.19	1.04	1.19
Mortgage lending	125,151	120,856	0.79	0.80	0.10	0.14

Consumer credit exposure outside Germany	38,616	38,837	5.38	4.64	0.76	0.68
Consumer and small business financing	12,307	13,274	11.34	9.13	1.75	1.54
Mortgage lending	26,309	25,563	2.60	2.31	0.29	0.24

Total consumer credit exposure[1]	184,545	180,004	1.76	1.67	0.34	0.38

[1]	Includes impaired loans amounting to € 4.2 billion as of December 31, 2013 and € 4.2 billion as of December 31, 2012.
[2]	Retroactive as per December 31, 2012, the allocation from outside Germany to Germany for Postbank business was restated.

The volume of our consumer credit exposure increased from year-end 2012 to year-end 2013 by € 4.5 billion, or 2.5%, mainly driven by our mortgage lending activities in Private and Commercial Banking (increase of € 4.4 billion) and the consumer and small business financing of Postbank business in Germany (increase of € 665 million) as well as mortgage lending in Poland (increase of € 466 million). As part of our de-risking strategy the credit exposure in Spain decreased by € 430 million, in Italy by € 236 million and in Portugal by € 139 million.

The 90 days or more past due ratio in Germany declined in 2013, driven by Private and Commercial Banking due to a sale of non-performing loans and the favorable economic environment. Apart from the economic development in the rest of Europe the increase in the ratio outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching

Deutsche Bank	1 – Management Report	100
Financial Report 2013	Risk Report
	Credit Risk

270 days past due (180 days past due for credit cards), are now provisioned based on the level of historical loss rates derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more past due exposure as it is increasing the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the favorable economic development in the German market.

Consumer mortgage lending exposure grouped by loan-to-value buckets1

	Dec 31, 2013	Dec 31, 2012
≤ 50%	69%	71%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	8%

> 90 ≤ 100%	2%	2%

> 100 ≤ 110%	1%	1%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

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

As of December 31, 2013, 69 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%.

Credit Exposure from Derivatives

Exchange-traded derivative transactions (i.e., futures and options) are regularly settled through a central counterparty, the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions (“OTC clearing”); we thereby benefit from the credit risk mitigation achieved through the central counterparty’s settlement system.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) introduced mandatory OTC clearing for certain standardized OTC derivative transactions in 2013 and margin requirements for un-cleared OTC derivatives transactions are expected to be introduced in late 2014 or early 2015. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) will introduce mandatory clearing for certain standardized OTC derivatives transactions, expected to start in the second half of 2014 and margin requirements for un-cleared OTC derivative transactions, which will be phased in from December 2015.

The notional amount of OTC derivatives settled through central counterparties amounted to € 12.5 trillion as of December 31, 2013, and to € 10.0 trillion as of December 31, 2012.

Deutsche Bank	1 – Management Report	101
Financial Report 2013	Risk Report Credit Risk

Notional amounts and gross market values of derivative transactions

Dec 31, 2013	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	13,773,939	16,401,710	10,438,348	40,613,997	333,660	311,538	22,122
Exchange-traded	2,770,393	1,568,462	8,838	4,347,694	387	383	4

Total Interest rate related	16,544,331	17,970,173	10,447,186	44,961,690	334,047	311,921	22,126

Currency related:
OTC	4,000,994	1,433,173	628,773	6,062,940	96,805	95,553	1,252
Exchange-traded	27,390	350	0	27,739	42	61	(18)

Total Currency related	4,028,383	1,433,523	628,773	6,090,679	96,848	95,614	1,234

Equity/index related:
OTC	300,884	237,554	69,688	608,126	26,462	31,007	(4,545)
Exchange-traded	443,280	69,573	3,009	515,862	8,435	5,880	2,555

Total Equity/index related	744,164	307,127	72,697	1,123,988	34,897	36,887	(1,990)

Credit derivatives	363,890	1,599,773	148,388	2,112,051	33,461	32,453	1,009

Commodity related:
OTC	39,179	48,227	5,016	92,422	5,615	6,189	(575)
Exchange-traded	149,053	73,469	1,067	223,589	1,993	1,732	261

Total Commodity related	188,233	121,696	6,083	316,012	7,607	7,921	(314)

Other:
OTC	24,935	12,571	35	37,541	1,727	2,208	(481)
Exchange-traded	8,896	1,226	0	10,122	14	43	(29)

Total Other	33,831	13,797	35	47,663	1,741	2,251	(509)

Total OTC business	18,503,821	19,733,008	11,290,248	49,527,077	497,730	478,948	18,782

Total exchange-traded business	3,399,012	1,713,080	12,914	5,125,006	10,871	8,099	2,773

Total	21,902,833	21,446,088	11,303,162	54,652,083	508,602	487,047	21,555

Positive market values after netting and cash collateral received					50,504

Dec 31, 2013	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	15,419,788	15,366,636	10,478,308	41,264,732	584,620	554,944	29,676
Exchange-traded	2,899,159	1,169,563	4,114	4,072,836	153	144	9

Total Interest rate related	18,318,947	16,536,199	10,482,422	45,337,568	584,773	555,088	29,685

Currency related:
OTC	4,290,214	1,188,952	428,949	5,908,115	94,639	101,738	(7,099)
Exchange-traded	19,381	470	0	19,851	8	7	1

Total Currency related	4,309,595	1,189,422	428,949	5,927,966	94,647	101,745	(7,098)

Equity/index related:
OTC	329,531	261,697	79,088	670,316	22,415	29,027	(6,612)
Exchange-traded	417,334	114,654	3,653	535,641	7,476	6,201	1,275

Total Equity/index related	746,865	376,351	82,741	1,205,957	29,891	35,228	(5,337)

Credit derivatives	499,717	1,914,989	207,623	2,622,329	49,733	46,648	3,085

Commodity related:
OTC	45,284	56,194	5,417	106,895	10,121	10,644	(523)
Exchange-traded	194,470	107,099	1,659	303,228	4,617	4,173	444

Total Commodity related	239,754	163,293	7,076	410,123	14,738	14,817	(79)

Other:
OTC	62,890	23,991	399	87,280	2,887	2,818	69
Exchange-traded	12,533	1,278	5	13,816	18	36	(18)

Total Other	75,423	25,269	404	101,096	2,905	2,854	51

Total OTC business	20,647,424	18,812,459	11,199,784	50,659,667	764,415	745,819	18,596

Total exchange-traded business	3,542,877	1,393,064	9,431	4,945,372	12,272	10,561	1,711

Total	24,190,301	20,205,523	11,209,215	55,605,039	776,687	756,380	20,307

Positive market values after netting and cash collateral received					70,054

Deutsche Bank	1 – Management Report	102
Financial Report 2013	Risk Report Credit Risk

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Positive market values or replacement costs of derivative transactions (unaudited)

	Dec 31, 2013				Dec 31, 2012
in € m.[1]	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements
Interest rate related	327,761	269,903	41,253	16,604	578,128	490,905	61,838	25,384

Currency related	99,782	79,101	11,203	9,478	93,797	71,525	8,091	14,181

Equity/index related	34,566	23,542	2,590	8,434	29,621	19,209	2,061	8,352

Credit derivatives	33,216	27,712	1,896	3,609	49,285	39,677	2,459	7,149

Commodity related	7,536	4,954	657	1,925	14,701	8,231	649	5,821

Other	1,728	1,402	168	158	2,783	2,244	392	147

Total	504,590	406,616	57,767	40,207	768,315	631,791	75,490	61,034

[1]

Excludes for derivatives reported as other assets for December 31, 2013, and December 31, 2012, respectively, € 4.0 billion (€ 8.4 billion) positive market values before netting and collateral or € 493 million (€ 791 million) positive market values after netting and collateral.

[2]	Includes € 47.5 billion cash collateral and € 10.3 billion non-cash collateral as of December 31, 2013, and € 66.5 billion cash collateral and € 9 billion non-cash collateral as of December 31, 2012.

The above table shows the positive market values after netting and collateral, which represent only 7.8 % of the total IFRS positive market values. Apart from master netting agreements, we have entered into various types of collateral agreements (such as “CSAs” to master agreements), with the vast majority being bilateral.

Nominal volumes of credit derivative exposure (unaudited)

	Dec 31, 2013
	Used for own credit portfolio		Acting as intermediary
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	17,102	2,033	592,523	584,072	1,195,730

Credit default swaps – multi name	25,086	15,715	435,078	429,333	905,213

Total return swaps	34	843	6,282	3,950	11,108

Total notional amount of credit derivatives	42,222	18,590	1,033,883	1,017,356	2,112,051

[1]	Includes credit default swaps on indices and nth-to-default credit default swaps.

	Dec 31, 2012
	Used for own credit portfolio		Acting as intermediary
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	38,885	650	779,669	758,427	1,577,631

Credit default swaps – multi name	9,209	168	512,299	509,832	1,031,508

Total return swaps	919	1,759	6,388	4,124	13,190

Total notional amount of credit derivatives	49,013	2,577	1,298,356	1,272,383	2,622,329

[1]	Includes credit default swaps on indices and nth-to-default credit default swaps.

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

Deutsche Bank	1 – Management Report	103
Financial Report 2013	Risk Report
	Asset Quality

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

Equity Exposure

The table below presents the carrying values of our equity investments according to IFRS definition split by trading and nontrading for the respective reporting dates. We manage our respective positions within our market risk and other appropriate risk frameworks.

Composition of our Equity Exposure

in € m.	Dec 31, 2013	Dec 31, 2012
Trading Equities	61,393	68,496

Nontrading Equities[1]	5,614	5,973

Total Equity Exposure	67,008	74,470

[1]	Includes equity investment funds amounting to € 695 million as of December 31, 2013 and € 1.1 billion as of December 31, 2012.

As of December 31, 2013, our Trading Equities is comprised of € 57.7 billion from CB&S activities, € 3.6 billion from DeAWM business and € 22 million from NCOU. Overall Trading Equities declined by € 7.1 billion year on year driven by decreased exposure in DeAWM (down € 3.7 billion), reductions in CB&S (down € 3.1 billion) and reduced NCOU positions (down € 0.3 billion).

For details about our Nontrading Equities exposure see the respective section “Equity Investments Held” in our nontrading market risk section.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations are included in this section.

Deutsche Bank	1 – Management Report	104
Financial Report 2013	Risk Report
	Asset Quality

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2013			Dec 31, 2012
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	190,059	175,860	365,920	213,686	171,232	384,918

Past due loans, neither renegotiated nor impaired	1,271	4,165	5,436	1,562	4,366	5,928

Loans renegotiated, but not impaired	373	299	672	688	200	888

Impaired loans	5,922	4,221	10,143	6,129	4,206	10,335

Total	197,625	184,545	382,171	222,065	180,004	402,069

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

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2013	Dec 31, 2012
Loans less than 30 days past due	3,216	3,898

Loans 30 or more but less than 60 days past due	856	967

Loans 60 or more but less than 90 days past due	362	394

Loans 90 days or more past due	1,077	716

Total	5,510	5,975

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2013	Dec 31, 2012
Banks and insurance	32	3

Fund management activities	4	3

Manufacturing	129	473

Wholesale and retail trade	196	187

Households	3,624	3,781

Commercial real estate activities	892	888

Public sector	6	19

Other	629	621

Total	5,510	5,975

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2013	Dec 31, 2012
Germany	2,901	3,238

Western Europe (excluding Germany)	2,074	2,141

Eastern Europe	110	148

North America	345	397

Central and South America	0	4

Asia/Pacific	74	45

Africa	7	2

Other	0	0

Total	5,510	5,975

Our non-impaired past due loans decreased by € 465 million to € 5.5 billion as of December 31, 2013, largely due to a reduction in a number of individually assessed loans in the manufacturing sector in Germany. 58 % of our non-impaired past due loans were less than 30 days past due and 53 % were with counterparties domiciled in Germany, while industry concentration was with households (66%). The increase of non-impaired loans 90 days or more past due was mainly attributable to loans recorded at Postbank in relation to households as well as commercial real estate activities in Germany and Western Europe (excluding Germany).

Deutsche Bank	1 – Management Report	105
Financial Report 2013	Risk Report
	Asset Quality

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans

in € m.	Dec 31, 2013	Dec 31, 2012
Financial and other collateral	3,260	3,248

Guarantees received	161	167

Total	3,421	3,415

The minor increase of the collateral held for our non-impaired past due loans of € 6 million shows an opposing development to the overall decrease of our non-impaired past due loans.

Renegotiated Loans and Forbearances

For economic or legal reasons we might enter into a forbearance agreement with a borrower who faces financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired. These forbearances are considered as renegotiations and disclosed accordingly.

Loans that have been renegotiated in such a way that, for economic or legal reasons related to the borrower’s financial difficulties, we granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans.

Renegotiated Loans

	Dec 31, 2013			Dec 31, 2012			2013 increase (decrease) from 2012
in € m.	Re- negotiated loans considered non- impaired	Re- negotiated loans considered impaired	Total re- negotiated loans	Re- negotiated loans considered non- impaired	Re- negotiated loans considered impaired	Total re- negotiated loans	Re- negotiated loans considered non- impaired	Re- negotiated loans considered impaired	Total re- negotiated loans
German	275	564	839	210	309	519	65	255	320

Non-German	397	1,127	1,524	678	1,317	1,995	(281)	(190)	(471)

Total renegotiation loans	672	1,691	2,363	888	1,626	2,514	(216)	65	(151)

The reduction in nonimpaired renegotiated loans recorded in 2013 was primarily due to one commercial real estate loan in Western Europe (excluding Germany) which was consolidated due to the Group obtaining control over the structured entity borrower during the second quarter of 2013. The renegotiated loans considered impaired increased due to individually assessed German customers in our core business for which a small number of new provisions were required. In 2012, renegotiated loans increased by € 96 million or 4%.

In 2013 our renegotiated loans included € 114 million of loans reclassified to loans and receivables in accordance with IAS 39. This position decreased by € 143 million compared with prior year end, mainly attributable to one commercial real estate position in Western Europe (excluding Germany) which was partially written down and subsequently consolidated due to the Group obtaining control over the structured entity borrower during the second quarter of 2013.

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),

Deutsche Bank	1 – Management Report	106
Financial Report 2013	Risk Report Asset Quality

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

For further details with regard to impaired loans please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

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

For further details regarding our accounting policies regarding impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2013			Dec 31, 2012[1]			2013 increase (decrease) from 2012
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	818	344	42	495	277	56	323	(14)

Global Transaction Banking	1,662	1,078	65	1,524	904	59	138	6

Deutsche Asset & Wealth Management	69	39	56	138	33	24	(69)	32

Private & Business Clients	4,121	2,519	61	4,188	2,071	49	(67)	12

Non-Core Operations Unit	3,473	1,609	46	3,990	1,407	35	(517)	11

Thereof: assets reclassified to loans and receivables according to IAS 39	1,007	479	48	1,499	488	33	(492)	15

Total	10,143	5,589	55	10,335	4,692	45	(192)	10

[1] 2012 number in Corporate Banking & Securities and Global Transaction Banking adjusted for structural changes in 2013.

Deutsche Bank	1 – Management Report	107
Financial Report 2013	Risk Report
	Asset Quality

Impaired loans, allowance for loan losses and coverage ratios by industry

	Dec 31, 2013
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	45	0	45	3	2	15	20	45

Fund management activities	92	1	93	1	0	3	5	5

Manufacturing	589	222	811	519	111	54	683	84

Wholesale and retail trade	441	220	661	225	107	36	369	56

Households	477	3,194	3,671	298	1,889	113	2,301	63

Commercial real estate activities	2,388	295	2,683	931	26	38	995	37

Public sector	39	0	39	18	0	1	20	51

Other	1,849	289	2,139	861	188	147	1,196	56

Total	5,922	4,221	10,143	2,857	2,324	407	5,589	55

	Dec 31, 2012
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	53	0	53	20	0	15	35	67

Fund management activities	127	1	128	1	0	44	45	35

Manufacturing	720	206	926	455	87	63	605	65

Wholesale and retail trade	355	199	554	207	95	34	336	61

Households	562	3,145	3,707	216	1,623	124	1,963	53

Commercial real estate activities	3,087	271	3,358	665	23	19	707	21

Public sector	0	0	0	0	0	2	2	0

Other	1,225	384	1,609	702	157	140	999	62

Total	6,129	4,206	10,335	2,266	1,985	441	4,692	45

Impaired loans, allowance for loan losses and coverage ratios by region

	Dec 31, 2013
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,586	1,675	3,261	864	964	149	1,977	61

Western Europe (excluding Germany)	3,469	2,363	5,832	1,624	1,232	158	3,015	51

Eastern Europe	77	175	252	35	128	9	171	68

North America	588	1	590	253	0	41	294	50

Central and South America	32	0	32	27	0	4	32	99

Asia/Pacific	170	4	175	54	1	38	92	53

Africa	0	1	1	0	0	3	3	337

Other	0	0	0	0	0	4	4	0

Total	5,922	4,221	10,143	2,857	2,324	407	5,589	55

Deutsche Bank	1 – Management Report	108
Financial Report 2013	Risk Report
	Asset Quality

	Dec 31, 2012
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,822	1,793	3,615	783	817	126	1,725	48

Western Europe (excluding Germany)	3,276	2,200	5,476	1,116	1,012	180	2,308	42

Eastern Europe	137	207	344	53	156	11	220	64

North America	624	2	626	232	0	84	316	50

Central and South America	41	0	41	31	0	5	36	89

Asia/Pacific	229	4	233	51	0	28	79	34

Africa	0	0	0	0	0	3	3	0

Other	0	0	0	0	0	5	5	0

Total	6,129	4,206	10,335	2,266	1,985	441	4,692	45

Development of Impaired Loans

	Dec 31, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	6,129	4,206	10,335	6,262	3,808	10,070

Classified as impaired during the year[1]	4,553	2,939	7,492	2,860	1,912	4,772

Transferred to not impaired during the year[1]	(2,618)	(2,134)	(4,752)	(1,932)	(930)	(2,862)

Charge-offs	(730)	(485)	(1,215)	(798)	(483)	(1,281)

Disposals of impaired loans	(744)	(293)	(1,037)	(249)	(122)	(371)

Exchange rate and other movements	(669)	(12)	(680)[2]	(14)	21	7

Balance, end of year	5,922	4,221	10,143	6,129	4,206	10,335

[1] Include repayments. [2] Include consolidated items because the Group obtained control over the structured entity borrowers by total € 598 million.

In 2013 our impaired loans decreased by € 192 million or 1.9 % to € 10.1 billion as a result of charge-offs of € 1.2 billion as well as exchange rate movements of € 82 million largely offset by a net increase in impaired loans of € 1.1 billion. The overall decrease mainly resulted from a € 207 million reduction in individually assessed impaired loans being partially offset by € 15 million increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans included several large transactions from loans to commercial real estate counterparties in Western Europe (excluding Germany) recorded in our NCOU which were partially written down and subsequently consolidated due to the Group obtaining control over the structured entity borrower during the second and third quarters of 2013. New impairments in wholesale and retail trade as well as one single client item attributable to the commercial real estate sector in Western Europe (excluding Germany) partially offset the aforementioned reduction. The increase of our collectively assessed impaired loans was driven by households in Western Europe (excluding Germany) mainly in Italy and Spain, which was partially offset by households in Germany reflecting the favorable credit environment.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) increased from 45 % as of year-end 2012 to 55 % which is mainly attributable to Postbank as well as to the aforementioned commercial real estate cases with low coverage ratio recorded in our NCOU. At change of control in 2010, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also initially recorded at fair value. Increases in provisions after change of control resulted in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an allowance being built for only the incremental provision, resulting in a lower coverage ratio. Due to subsequent improvements in credit quality of these assets this effect continued to reverse partially.

Deutsche Bank	1 – Management Report	109
Financial Report 2013	Risk Report Asset Quality

Our impaired loans included € 1.0 billion of loans reclassified to loans and receivables in accordance with IAS 39. This position decreased by € 492 million, which is mainly attributable to a number of commercial real estate loans to counterparties in Western Europe (excluding Germany) as well as one case in Asia/Pacific which was partially written down and sold.

Impaired loans, provision for loan losses and recoveries by Industry

	Dec 31, 2013	12 months ending Dec 31, 2013		Dec 31, 2012	12 months ending Dec 31, 2012
in € m.	Total impaired loans	Provision for loan losses before recoveries	Recoveries	Total impaired loans	Provision for loan losses before recoveries	Recoveries
Banks and insurances	45	40	0	53	17	1

Fund management activities	93	(41)	0	128	(20)	1

Manufacturing	811	40	15	926	110	18

Wholesale and retail trade	661	105	4	554	81	7

Households	3,671	822	120	3,707	742	138

Commercial real estate activities	2,683	732	2	3,358	357	3

Public sector	39	19	0	0	1	0

Other	2,139	505	21	1,609	633	27

Total	10,143	2,222	162	10,335	1,922	195

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 168 million as of December 31, 2013 and € 145 million as of December 31, 2012.

Collateral held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2013	Dec 31, 2012
Financial and other collateral	3,411	4,253

Guarantees received	763	401

Total collateral held for impaired loans	4,174	4,654

Our total collateral held for impaired loans as of December 31, 2013 decreased by € 480 million compared to prior year. The reduction is predominantly caused by collateral allocated to Postbank. The coverage ratio including collateral (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed plus collateral held against impaired loans, with fair values capped at transactional outstandings, divided by IFRS impaired loans) increased to 96 % as of December 31, 2013 compared to 90 % as of December 31, 2012 and was driven by the same factor as the impaired loan coverage ratio which is attributable to Postbank.

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.

Collateral obtained during the reporting periods

in € m.	2013	2012
Commercial real estate	10	30

Residential real estate	48	62

Other	0	0

Total collateral obtained during the reporting period	58	92

The commercial and residential real estate collateral obtained in 2013 refers predominantly to our U.S. and Spain exposures.

The commercial real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidation of SPVs which hold commercial real estate assets due to the Group obtaining control

Deutsche Bank	1 – Management Report	110
Financial Report 2013	Risk Report
	Asset Quality

over the structured entity borrower during the second and third quarters of 2013. The year-end amount in relation to collateral obtained for these were € 1.4 billion for December 31, 2013 compared to € 0 million as of December 31, 2012.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. The year-end amounts in relation to collateral obtained for these trusts were € 4 million for December 31, 2013 and € 10 million for December 31, 2012.

Allowance for Credit Losses

Development of allowance for credit losses

	2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	1,377	683	2,060	(15)	21	5	2,065
thereof: (Gains)/Losses from disposal of impaired loans	(19)	(2)	(20)	0	0	0	(20)

Net charge-offs:	(701)	(352)	(1,053)	0	0	0	(1,053)
Charge-offs	(730)	(485)	(1,215)	0	0	0	(1,215)
Recoveries	30	132	162	0	0	0	162

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(85)	(25)	(110)	0	(3)	(4)	(114)

Balance, end of year	2,857	2,732	5,589	102	114	216	5,805

Changes compared to prior year

Provision for credit losses
absolute	262	70	332	(8)	20	12	344
relative	24%	11%	19%	119%	N/M	(177%)	20%

Net charge-offs
absolute	61	(28)	33	0	0	0	33
relative	(8%)	9%	(3%)	0%	0%	0%	(3%)

Balance, end of year
absolute	591	306	897	(16)	17	1	898
relative	26%	13%	19%	(13%)	18%	1%	18%

N/M – Not meaningful

Our allowance for credit losses was € 5.8 billion as at December 31, 2013, thereof 96 % or € 5.6 billion related to our loan portfolio and 4 % or € 216 million to off-balance sheet positions (predominantly loan commitments and guarantees). The allowance for loan losses is attributable 51 % to individually assessed and 49 % to collectively assessed loan losses. The net increase in our allowance for loan losses of € 897 million compared with prior year end results from additions of € 2.1 billion partly offset by € 1.1 billion of net charge-offs and € 110 million other changes, such as accretion of interest on impaired loans and foreign exchange effects. Our allowance for off-balance sheet positions slightly increased net by € 1 million compared with prior year end due to additional provisions of € 5 million driven by our collectively assessed portfolio partly offset by € 4 million other changes.

Provision for credit losses recorded in 2013 increased by € 344 million or 20 % to € 2.1 billion compared with 2012. Our overall loan loss provisions increased by € 332 million or 19 % in 2013 compared with 2012. This increase was driven by our individually assessed loan portfolio, where provisioning increased by € 262 million along with an increase of € 70 million in our collectively assessed portfolio. The increase of provisions in our individually assessed loan portfolio is a result of a single client credit event recorded in GTB, increased provisioning for shipping exposure recorded in CB&S and higher charges in NCOU driven by single client items amongst others related to the European commercial real estate sector. The increase in our collectively assessed loan portfolio was driven by NCOU. This increase was partly offset by reductions in our Core business mainly reflecting an improved credit environment in the German retail market compared to prior year. Our overall provisions for off-balance sheet positions increased by € 12 million compared with previous year driven by GTB as a result of increased collectively assessed allowances amongst other driven by volume increase.

Deutsche Bank	1 – Management Report	111
Financial Report 2013	Risk Report
	Asset Quality

Net charge-offs slightly decreased by € 33 million or 3 % in 2013 driven by a reduction of € 61 million in our individually assessed loan portfolio and partly offset by an increase of € 28 million in our collectively assessed loan portfolio.

Our allowance for loan losses for IAS 39 reclassified assets amounted to € 479 million as at year end 2013, representing 9 % of our total allowance for loan losses, slightly down from € 489 million (10 % of total allowance for loan losses) at prior year end. The slight reduction in 2013 was a result of reductions due to € 349 million charge-offs and € 35 million other changes overcompensating increases due to an additional provision for loan losses of € 373 million. Compared to prior year, provision for loan losses for IAS 39 reclassified assets decreased by € 43 million in 2013 (to € 373 million from € 415 million) driven by reductions across portfolios apart from commercial real estate. Net charge-offs related to IAS 39 reclassified assets slightly increased by € 18 million to € 349 million in 2013 from € 331 million in 2012 caused by a small number of charge-offs in the commercial real estate sector (subsequent to the partial charge-off, the respective loans have been consolidated due to the Group obtaining control over the structured entity borrower during the second and third quarters of 2013).

	2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	1,115	613	1,728	(7)	0	(7)	1,721
thereof: (Gains)/Losses from disposal of impaired loans	79	(55)	24	0	0	0	24

Net charge-offs:	(762)	(324)	(1,086)	0	0	0	(1,086)
Charge-offs	(798)	(483)	(1,281)	0	0	0	(1,281)
Recoveries	36	158	195	0	0	0	195

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(98)	(9)	(107)	(2)	(1)	(3)	(111)

Balance, end of year	2,266	2,426	4,692	118	97	215	4,907

Changes compared to prior year

Provision for credit losses
absolute	208	(312)	(104)	(26)	12	(14)	(118)
relative	23%	(34%)	(6%)	(137%)	(103%)	(191%)	(6%)

Net charge-offs
absolute	(249)	61	(189)	0	0	0	(189)
relative	49%	(16%)	21%	0%	0%	0%	21%

Balance, end of year
absolute	255	275	531	(9)	(1)	(10)	520
relative	13%	13%	13%	(7%)	(1%)	(4%)	12%

Our allowance for credit losses was € 4.9 billion as of December 31, 2012, thereof 96 % or € 4.7 billion related to our loan portfolio and 4 % or € 215 million to off-balance sheet positions (predominantly loan commitments and guarantees). Our allowance for loan losses as of December 31, 2012 was € 4.7 billion, 52 % of which is related to collectively assessed and 48 % to individually assessed loan losses. The increase in our allowance for loan losses of € 531 million mainly related to € 1.7 billion of additional loan loss provisions partly offset by € 1.1 billion of charge-offs. Our allowance for off-balance sheet positions decreased by € 10 million or 4 % compared with the prior year due to releases of previously established allowances overcompensating new provisions in our portfolio for individually assessed off-balance sheet positions.

Provisions for credit losses recorded in 2012 decreased by € 118 million to € 1.7 billion compared with 2011. The overall loan loss provisions decreased by € 104 million or 6 % in 2012 compared with 2011. This decrease was driven by our collectively assessed loan portfolio, where we saw a reduction of € 312 million or 34%

Deutsche Bank	1 – Management Report	112
Financial Report 2013	Risk Report
	Asset Quality

driven by lower levels of provisioning for non-impaired loans within our NCOU along with lower provisioning in our homogenous Postbank portfolio primarily driven by improvements in the portfolio quality. Further credit was recorded in interest income representing increases in the credit quality of Postbank loans recorded at fair value on initial consolidation in the group accounts.

The increase in provisions for our individually assessed loans of € 208 million or 23 % is related to assets which had been reclassified in accordance with IAS 39 in North America and United Kingdom now held in the NCOU. Provisions for off-balance sheet positions decreased by € 14 million or 191 % driven by our portfolio for individually assessed off-balance sheet positions, where releases of previously established allowances overcompensated new provisions in 2012.

Net charge-offs increased by € 189 million or 21 % in 2012. Net charge-offs for our individually assessed loans were up € 249 million mainly related to assets which had been reclassified in accordance with IAS 39.

Our allowance for loan losses for IAS 39 reclassified assets amounted to € 489 million as at year end 2012, representing 10 % of our total allowance for loan losses, up from € 444 million (11 % of total allowance for loan losses) at prior year end. The increase in 2012 was a result of € 415 million provision for loan losses partly offset by € 331 million charge-offs and € 38 million other changes. Provision for loan losses for IAS 39 reclassified assets recorded in 2012 increased significantly by € 227 million compared to prior year (to € 415 million from € 188 million) driven by, amongst others, higher charges in the real estate sector as well as additional provisions related to our de-risking activities. Net charge-offs related to IAS 39 reclassified assets increased by € 107 million to € 331 million in 2013 from € 224 million in 2012 caused by charge-offs related to disposals.

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

We recorded € 209 million in CVAs against our aggregate monoline exposures as of December 31, 2013, down compared with € 737 million as of December 31, 2012. For more details about CVAs for monoline counterparties, please refer to section “Financial position – Exposure to Monoline Insurers”.

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

Wrong way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Section 224 (8) and (9) SolvV we, excluding Postbank, had established a monthly process to monitor specific wrong way risk, whereby transactions subject to wrong way risk are automatically selected and presented for comment to the responsible credit officer. In addition, we, excluding Postbank, utilized our established process for calibrating our own alpha factor (as defined in Section 223 (7) SolvV) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

Deutsche Bank	1 – Management Report	113
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

Counterparty Credit Risk: Regulatory Assessment

The following section on Counterparty Credit Risk: Regulatory Assessment, ending on page 136, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

General Considerations for the Regulatory Assessment of Counterparty Risk

Generally we applied the advanced IRBA for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the SolvV, based on respective approvals received from BaFin.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes out of which 37 rating systems were authorized in December 2007 and a further 31 followed through year end 2013. The BaFin approvals obtained during 2013 constitute five additional rating systems within the exposure class “retail”. Overall they cover all of our material exposures, excluding Postbank, in the advanced IRBA eligible exposure classes “central governments”, “institutions”, “corporates”, and “retail”.

At Postbank the retail portfolio is also assigned to the advanced IRBA based on respective BaFin approvals Postbank received and the fact that we have an advanced IRBA status. Moreover, during 2013 Postbank obtained BaFin approvals for three rating systems to start applying the advanced IRBA within the exposure classes “institutions” and “corporates” subsequent to respective audit processes. In this regard BaFin also granted approvals for two advanced IRBA and one foundation IRBA rating systems to PB Capital Corporation, which is now a direct subsidiary of Deutsche Bank AG, to also start applying the advanced IRBA within its exposure class “corporates” and to use the foundation IRBA within its exposure class “central governments”. For a significant portion of Postbank’s remaining IRBA eligible credit portfolios we apply the foundation IRBA based on respective BaFin approvals Postbank received in recent years.

In summary the approvals Postbank, excluding PB Capital Corporation, obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of 13 internally developed rating systems for regulatory capital calculation purposes under the IRBA of which eight rating systems were authorized in December 2006 and a further 5 followed through year end 2013. Overall they cover Postbank’s material exposures in the advanced IRBA eligible exposure class “retail” as well as Postbank’s material exposures in the advanced and foundation IRBA eligible exposure classes “central governments”, “institutions” and “corporates”. Additionally, PB Capital Corporation’s material exposures are covered by three internally developed rating systems for regulatory capital calculation purposes under the IRBA which were authorized in 2013.

Details of the advanced IRBA and the advanced IRBA exposures are provided in Sections “Advanced Internal Ratings Based Approach” and “Advanced IRBA Exposure”. The foundation IRBA and the foundation IRBA exposures are discussed in Sections “Foundation Internal Ratings Based Approach” and “Foundation IRBA Exposure”.

At Group level excluding Postbank we assign a few remaining advanced IRBA eligible portfolios of small size temporarily to the standardized approach. With regard to these, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank. A portion of Postbank’s IRBA eligible portfolios is also still temporarily assigned to the standardized approach. During 2013 the implementation plans for the Group excluding Postbank and for Postbank have been combined to an overall Group level implementation plan with a combined approval schedule set up and agreed with the BaFin and the Bundesbank.

Deutsche Bank	1 – Management Report	114
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Exposures which we do not treat under the advanced or the foundation IRBA are discussed in the Sections “Other IRBA Exposure” and “Standardized Approach”, respectively.

Our advanced IRBA coverage ratio, excluding Postbank, exceeded, with 97 % by exposure value (“EAD”) as well as with 93  % by RWA as of December 31, 2013, the German regulatory requirement, remaining unchanged from the levels at December 31, 2012, using applicable measures according to Section 67 SolvV. These ratios excluded the exposures permanently assigned to the standardized approach (according to Section 70 SolvV), other IRBA exposure as well as securitization positions. The regulatory minimum requirements with regard to the respective coverage ratio thresholds have been met at all times. Subsequent to the combination of the implementation plans for the Group excluding Postbank and Postbank during 2013 the overall Group-wide advanced IRBA coverage ratios have also been established. They were measured according to Section 67 SolvV and were well above the regulatory defined initial thresholds during 2013.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Dec 31, 2013
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	92,354	4,353	8	2	0	0	75,706	213	168,068	4,569	366

Institutions	60,912	9,175	5,592	1,320	0	0	4,976	198	71,481	10,693	855

Corporates	264,751	81,397	7,396	4,880	10,169	6,067	23,248	15,235	305,564	107,578	8,606

Retail exposures secured by realestate property	153,271	22,523	0	0	0	0	5,173	2,275	158,443	24,799	1,984

Qualifying revolving retail exposures	4,537	621	0	0	0	0	0	0	4,537	621	50

Other retail exposures	33,082	13,990	0	0	0	0	8,593	5,982	41,675	19,972	1,598

Other exposures	0	0	0	0	7,958	10,424	25,287	14,507	33,245	24,931	1,994

Securitizations	49,368	7,834	0	0	0	0	2,175	1,222	51,543	9,057	725

Total	658,273	139,894	12,997	6,202	18,127	16,490	145,159	39,633	834,557	202,219	16,178

Thereof counterparty credit risk from	122,455	28,265	317	193	414	394	9,571	1,833	132,757	30,684	2,455

Derivatives	75,738	25,900	317	193	414	394	8,630	1,806	85,099	28,292	2,263

Securities financing transactions	46,716	2,365	0	0	0	0	941	27	47,657	2,392	191

The table above provides an overview of the model approaches applied to our credit risk portfolio, including securitization positions. Please note that the following sections on our exposures in the IRBA and standardized approaches exclude securitization exposures as they are presented separately in more detail in the section “Securitization”. The line item “Other exposures” contain predominantly collective investment undertakings, equity exposures and non-credit obligations treated under the other IRBA as well as remaining exposures classes for the standardized approach which do not fall under the exposure classes “Central governments”, “Institutions”, “Corporates” or “Retail”.

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

Deutsche Bank	1 – Management Report	115
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

The probability of default for customers is derived from our internal rating systems. We assign a probability of default to each relevant counterparty credit exposure as a function of a transparent and consistent 26-grid master rating scale for all of our exposure excluding Postbank. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for counterparts in the exposure classes “Central governments”, “Institutions” and “Corporates” with the exception of small- and medium-sized entities. For the latter as well as for the retail segment statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modeling techniques, such as logistic regression. In line with Section 118 of SolvV, these models are complemented by human judgment and oversight to review model-based assignments and to ensure that the models are used appropriately. When we assign our internal risk ratings, it allows us to compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible, as our internal rating scale has been designed to principally correspond to the external rating scales from rating agencies. For quantitative information regarding our advanced and foundation IRBA exposure based on a rating grade granularity which corresponds to the external Standard & Poors rating equivalents please refer to the section “Advanced IRBA Exposure” and “Foundation IRBA Exposure”.

Although different rating methodologies are applied to the various customer segments in order to properly reflect customer-specific characteristics, they all adhere to the same risk management principles. Credit process policies provide guidance on the classification of customers into the various rating systems. For more information regarding the credit process and the respective rating methods used within that process, please refer to Sections “Credit Risk Ratings” and “Rating Governance”.

Postbank also assigns a probability of default to each relevant counterparty credit exposure as a function of an internal rating master scale for its portfolios. The ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria. These rating models are internally developed statistical scoring or rating models based on internal and external information relating to the borrower and use statistical procedures to evaluate a probability of default. The resulting score or probability of default is then mapped to Postbank’s internal rating master scale.

We apply internally estimated LGD factors as part of the advanced IRBA capital requirement calculation as approved by the BaFin. LGD is defined as the likely loss intensity in case of a counterparty default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a customer’s probability of default. The LGD models ensure that the main drivers for losses (i.e., different levels and quality of collateralization and customer or product types or seniority of facility) are reflected in specific LGD factors. In our LGD models, except Postbank, we assign collateral type specific LGD parameters to the collateralized exposure (collateral value after application of haircuts). Moreover, the LGD for uncollateralized exposure cannot be below the LGD assigned to collateralized exposure and regulatory floors (10 % for residential mortgage loans) are applied.

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

Deutsche Bank	1 – Management Report	116
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

assumption that for commitments the utilization at the time of default might be higher than the current utilization. When a transaction involves an additional contingent component (i.e., guarantees) a further percentage share (usage factor) is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. Where allowed under the advanced IRBA, the CCFs are internally estimated. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider customer and product type specifics. As part of the approval process, the BaFin assessed our CCF models and stated their appropriateness for use in the process of regulatory capital requirement calculations.

Overall Postbank has similar standards in place to apply the advanced IRBA to its retail portfolios as well as to the advanced IRBA covered institution and corporate portfolios using internally estimated default probabilities, loss rates and conversion factors as the basis for calculating minimum regulatory capital requirements.

For derivative counterparty exposures as well as securities financing transactions (“SFT”) we, excluding Postbank, make use of the internal model method (“IMM”) in accordance with Section 222 et seq. SolvV. In this respect securities financing transactions encompass repurchase transactions, securities or commodities lending and borrowing as well as margin lending transactions (including prime brokerage). The IMM is a more sophisticated approach for calculating EAD for derivatives and SFT, again requiring prior approval from the BaFin before its first application. By applying this approach, we build our EAD calculations on a Monte Carlo simulation of the transactions’ future market values. Within this simulation process, interest and FX rates, credit spreads, equity and commodity prices are modeled by stochastic processes and each derivative and securities financing transaction is revalued at each point of a pre-defined time grid by our internally approved valuation routines. As the result of this process, a distribution of future market values for each transaction at each time grid point is generated. From these distributions, by considering the appropriate netting and collateral agreements, we derive the exposure measures potential future exposure (“PFE”), average expected exposure (“AEE”) and expected positive exposure (“EPE”) mentioned in section “Counterparty Credit Risk from Derivatives”. The EPE measure evaluated on regulatory eligible netting sets defines the EAD for derivative counterparty exposures as well as for securities financing transactions within our regulatory capital calculations for the great majority of our derivative and SFT portfolio, while applying an own calibrated alpha factor in its calculation, floored at the minimum level of 1.2. For December 31, 2013, the alpha factor was calibrated to 1.22 slightly above the floor. For the small population of transactions for which a simulation cannot be computed, the EAD used is derived from the current exposure method.

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

Default Definition and Model Validation

A prerequisite for the development of rating methodologies and the determination of risk parameters is a proper definition, identification and recording of the default event of a customer. We apply a default definition in accordance with the requirements of Section 125 SolvV as confirmed by the BaFin as part of the IRBA approval process.

As an important element of our risk management framework we regularly validate our rating methodologies and credit risk parameters. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD, LGD and EAD analyzes the predictive power of those parameters when compared against historical default and loss experiences.

According to our standards, and in line with the SolvV-defined minimum requirements, the parameters PD, LGD and EAD are reviewed annually. The validation process for parameters as used by us excluding Postbank is coordinated and supervised by a validation working group composed of members from Finance, Risk Analytics & Living Wills and Credit Risk Management. Risk parameter validations consist of quantitative analyzes of internal historical data and are enriched by qualitative assessments in case data for validation is not statistically

Deutsche Bank	1 – Management Report	117
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

sufficient for deriving reliable validation results. A recalibration of specific parameter settings is triggered based on validation results if required. In addition to annual validations, ad hoc reviews are performed where appropriate as a reaction to quality deterioration at an early stage due to systematic changes of input factors (i.e., changes in payment behavior) or changes in the structure of the portfolio. The reviews conducted in 2013 for advanced IRBA rating systems triggered recalibrations as shown in the table below. 66 new risk parameters are applied due to newly approved rating systems or due to increased granularity in existing risk parameter settings (including Postbank). None of the recalibrations individually nor the impact of all recalibrations in the aggregate materially impacted our regulatory capital requirements.

Analogously at Postbank the results of the estimations of the input parameters PD, CCF and LGD are reviewed annually. Postbank’s model validation committee is responsible for supervising the annual validation process of all models. Via a cross committee membership Deutsche Bank senior managers join Postbank committees and vice versa, to ensure a joint governance.

Validation results for risk parameters used in our advanced IRBA

	2013
	PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %

Appropriate	136	80.8	150	87.3	50	52.2

Overly conservative	8	7.9	6	7.5	21	43.6

Progressive	10	11.3	6	5.1	8	4.2

Total	154	100.0	162	100.0	79	100.0

Thereof already recalibrated and introduced in 2013

Overly conservative	3	5.2	2	1.0	7	38.6

Progressive	6	6.9	4	5.1	4	3.5

Total	9	12.1	6	6.0	11	42.1

	2012
	PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %

Appropriate	104	91.4	100	89.8	40	79.5

Overly conservative	6	1.8	18	4.1	29	15.9

Progressive	16	6.8	11	6.1	5	4.6

Total	126	100.0	129	100.0	74	100.0

Thereof already recalibrated and introduced in 2012

Overly conservative	1	0.1	17	3.5	24	15.3

Progressive	1	0.1	7	2.0	5	4.6

Total	2	0.2	24	5.5	29	19.9

Above table summarizes the outcome of the model validations for risk parameters PD, LGD and EAD used in our advanced IRBA including Postbank. Individual risk parameter settings are classified as appropriate if no recalibration was triggered by the validation and thus the application of the current parameter setting is continued since still sufficiently conservative. A parameter classifies as overly conservative or progressive if the validation triggers a recalibration analysis leading to a potential downward or upward change of the current setting, respectively. The breakdown for PD, LGD and EAD is presented in counts as well as in the relative EAD attached to the respective parameter as of December 31, 2013 and December 31, 2012.

The validations during 2013 largely confirm our parameter settings. Negatively validated PD and LGD parameters with high materiality are caused by three rating systems. For one Postbank rating system contributing around 6 % of EAD (for both PD and LGD) the PD parameter proved to be too progressive and the LGD parameter is overly conservative. Whereas PDs were already increased, it was decided to keep the LGD setting until next validation. For another Postbank rating system contributing around 5 % of EAD (for both PD and LGD), PDs were overly conservative and LGD progressive, both parameters were already amended. For a third DB rating system contributing to around 3.5 % of EAD, the progressive PD parameters will be mitigated

Deutsche Bank	1 – Management Report	118
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

by re-rating of effected exposures which was already started in 2013. One EAD parameter used in DB contributing 35 % of the free limit was overly conservative and was reduced by 3%-points still keeping a high level of conservatism. All other negatively validated parameters are applied to smaller portfolios.

Out of the 59 risk parameters, where a change was suggested during 2013 by the conducted validation, 26 were already introduced in 2013. Out of the remaining 33 parameter changes 18 are scheduled for implementation in the first quarter 2014. Further investigations showed that one parameter setting could be retained due to changed portfolio composition. The remaining 14 parameter settings are planned to be implemented during 2014. Some of these parameter changes require pending approval from BaFin prior to introduction. Out of the 85 risk parameters where a change was suggested during 2012 by the conducted validation, 55 were already introduced in 2012. The remaining 30 parameter changes were implemented in 2013.

In addition to the above, the comparison of regulatory expected loss (“EL”) estimates with actual losses recorded also provides some insight into the predictive power of our parameter estimations and, therefore, EL calculations.

The EL used in this comparison is the forecast credit loss from counterparty defaults of our exposures over a one year period and is computed as the product of PD, LGD and EAD for performing exposures as of December 31 of the preceding year. The actual loss measure is defined by us as new provisions on newly impaired exposures recorded in our financial statements through profit and loss during the respective reported years.

While we believe that this approach provides some insight, the comparison has limitations as the two measures are not directly comparable. In particular, the parameter LGD underlying the EL calculation represents the loss expectation until finalization of the workout period while the actual loss as defined above represents the accounting information recorded for one particular financial year. Furthermore, EL is a measure of expected credit losses for a snapshot of our credit exposure at a certain balance sheet date while the actual loss is recorded for a fluctuating credit portfolio over the course of a financial year, i.e., including losses in relation to new loans entered into during the year.

According to the methodology described above, the following table provides a comparison of EL estimates for loans, commitments and contingent liabilities as of year-end 2012 through 2008, with actual losses recorded for the financial years 2013 till 2009, by regulatory exposure class for advanced IRBA exposures. Postbank is firstly reflected in the comparison of EL estimates as of year end 2010 with actual losses recorded for the financial year 2011.

Comparison of expected loss estimates for loans, commitments and contingent liabilities with actual losses recorded by regulatory exposure class for advanced IRBA exposures

	Dec 31, 2012	2013	Dec 31, 2011	2012	Dec 31, 2010	2011	Dec 31, 2009	2010	Dec 31, 2008	2009
in € m.	Expected loss	Actual loss	Expected loss	Actual loss 1	Expected loss 2	Actual loss 2	Expected loss	Actual loss	Expected loss	Actual loss
Central governments	3	18	1	0	2	0	2	0	2	0

Institutions	10	1	7	14	22	2	16	1	21	16

Corporates	351	717	445	393	449	363	471	358	591	1,665

Retail exposures secured by real estate property	284	223	294	224	222	359	118	101	120	140

Qualifying revolving retail exposures	23	7	23	12	2	30	2	5	2	7

Other retail exposures	404	370	418	385	390	301	301	282	311	315

Total expected loss and actual loss in the advanced IRBA	1,075	1,336	1,188	1,028	1,088	1,055	910	747	1,047	2,143

1	The December 31, 2012 actual loss amounts have been restated due to alignment of Postbank’s calculation model to the Group’s approach.
2	The 2010 Expected Loss and 2011 Actual Loss figures have been restated to limit disclosure to Postbank’s advanced IRBA exposure only.

Deutsche Bank	1 – Management Report	119
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The actual loss in 2013 exceeded the expected loss by € 261 million or 24%. This was primarily due to higher than expected level of provisions in our corporate portfolio driven by a large single client credit event in a usually low risk portfolio of GTB as well as one large charge within NCOU. Additionally, actual loss for central governments was higher than expected driven by one single client. Better than expected performance in all retail exposure classes as well as in institutions partly offset the overall excess of actual compared to expected loss.

The actual loss in 2012 was 13 % lower than the expected loss across all exposure classes apart from Institutions, where actual loss was driven by one single client.

The decrease in expected loss as of December 31, 2012 in comparison to December 31, 2011 is mainly resulting from exposure reductions and to less extent by partially lower LGD parameters.

The consolidation of Postbank lead to an increase in the expected loss starting December 31, 2010 and in the actual losses starting 2011.

In 2010 the actual loss was 18 % below the expected loss as the actual loss and was positively influenced by lower provisions taken for assets reclassified in accordance with IAS 39.

The decrease of the expected loss for 2010 compared with the expected loss for 2009 reflected the slightly improved economic environment after the financial crisis.

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

Year-to-year comparison of the actual loss by IRBA exposure class

in € m.	2013	2012 [1]	2011	2010	2009
Central governments	18	0	0	0	0

Institutions	1	14	2	1	16

Corporates	717	393	363	358	1,665

Retail exposures secured by real estate property	223	224	359	101	140

Qualifying revolving retail exposures	7	12	30	5	7

Other retail exposures	370	385	301	282	315

Total actual loss by IRBA in the advanced IRBA	1,336	1,028	1,055	747	2,143

[1]	The December 31, 2012 actual loss amounts have been restated due to alignment of Postbank’s calculation model to the Group’s approach.

In the current year, the actual loss increased by € 308 million or 30 % compared to prior year numbers primarily driven by our corporate portfolio and to a minor extent exposures to central governments. The increase in our corporate portfolio was caused by a single client credit event in GTB along with higher actual losses for shipping companies recorded in CB&S as well as one large charge in NCOU related to the European Commercial Real Estate sector, while higher actual losses in central governments result from a charge to one single client. These increases were partly offset by slight reductions in our retail portfolios as well as in institutions.

The slight reduction of € 27 million or 3 % actual loss in 2012 compared to 2011 is driven by retail exposures secured by real estate property resulting from the alignment of Postbank’s calculation model to the Group’s approach.

Deutsche Bank	1 – Management Report	120
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

New provisions established in 2011 were € 308 million higher compared with 2010 primarily due to the first time inclusion of Postbank in full year reporting.

New provisions established in 2010 were lower by € 1.4 billion compared with 2009, reflecting predominately significantly reduced provisions required for assets reclassified in accordance with IAS 39. Measures taken on portfolio and country level led to a reduction in the actual loss for our retail exposures in Spain and India, partially offset by increases in the consumer finance business in Poland. The observed decrease in actual loss were partially offset by provisions taken relating to the commercial banking activities acquired from ABN AMRO and Postbank.

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

The tables below show all of our advanced IRBA exposures distributed on a rating scale and separately for each regulatory IRBA exposure class. The presentation also includes Postbank’s retail portfolios as far as assigned to the advanced IRBA as well as its newly to the advanced IRBA assigned exposures within the exposure classes “institutions” and “corporates”. The EAD is presented in conjunction with exposures-weighted average PD and LGD, the risk-weighted assets (“RWA”) and the average risk weight (“RW”) calculated as RWA divided by EAD net. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable outside of Postbank’s retail exposures, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

It should be noted that the EAD gross information for exposures covered by guarantees or credit derivatives is assigned to the exposure class of the original counterparty respectively whereas the EAD net information assigns the exposures to the protection seller. As a consequence the EAD net can be higher than the EAD gross.

The table below also includes our counterparty credit risk position from derivatives and securities financing transactions (“SFT”) so far as it has been assigned to the advanced IRBA. For the vast majority of these exposures we make use of the IMM to derive the EAD where the appropriate netting and collateral agreements are already considered resulting in an EAD net of collateral. They also provide a ratio of expected loss by EAD for the non-defaulted exposures. For defaulted exposure, we apply a LGD conception already incorporating potential unexpected losses in the loss rate estimate as required by SolvV §132 (9).

Deutsche Bank	1 – Management Report	121
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD of Advanced IRBA Credit Exposures by PD Grade (including Postbank)

	Dec 31, 2013
	iAAA – iAA 0.00 – 0.04%	iA 0.04 – 0.11%	iBBB 0.11 – 0.5%	iBB 0.5 – 2.27%	iB 2.27 – 10.22%	iCCC 10.22 – 99.99%	Default [1]	Total	Delta Total to previous year

Central Governments

EAD gross in € m.	74,299	5,162	3,676	1,893	606	126	55	85,815	(9,847)

EAD net in € m.	81,527	6,462	3,504	603	113	90	55	92,354	(10,845)

Average PD in %	0.00	0.08	0.30	1.40	5.31	13.04	100.00	0.11	0.07 ppt

Average LGD in %	48.67	40.71	43.23	13.80	43.35	38.31	34.93	47.65	(0.61)ppt

Average RW in %	0.83	22.37	48.90	32.84	136.69	170.16	25.65	4.71	1.07 ppt

EL/EAD net in %	0.00	0.03	0.13	0.13	2.19	4.98	N/M	0.02	0.00 ppt

Institutions

EAD gross in € m.	16,869	27,549	12,297	2,098	1,070	196	294	60,373	(5,995)

EAD net in € m.	17,872	28,258	11,499	1,776	1,019	195	294	60,913	(4,944)

Average PD in %	0.03	0.07	0.32	1.10	4.64	21.66	100.00	0.77	0.13 ppt

Average LGD in %	38.53	26.98	23.23	21.71	12.42	6.27	4.40	29.09	3.39 ppt

Average RW in %	8.46	11.72	25.15	42.61	47.81	34.73	50.16	15.06	1.48 ppt

EL/EAD net in %	0.01	0.02	0.07	0.23	0.56	1.66	N/M	0.05	0.00 ppt

Corporates

EAD gross in € m.	63,599	57,266	65,756	50,198	22,020	4,520	10,596	273,955	(20,508)

EAD net in € m.	66,663	57,687	62,670	44,726	18,912	3,859	10,235	264,751	(16,439)

Average PD in %	0.03	0.07	0.25	1.11	4.70	21.56	100.00	4.79	1.18 ppt

Average LGD in %	27.06	34.75	32.13	26.18	20.41	19.12	25.27	29.13	(1.31)ppt

Average RW in %	8.64	18.26	33.75	53.42	70.92	107.07	24.59	30.74	1.71 ppt

EL/EAD net in %	0.01	0.02	0.08	0.30	1.02	4.26	N/M	0.22	0.01 ppt

Retail Exposures Secured by Real Estate Property

EAD gross in € m.	1,357	10,556	47,510	65,038	20,654	5,892	2,550	153,558	59,756

EAD net in € m.	1,357	10,556	47,485	64,936	20,576	5,844	2,518	153,271	59,201

Average PD in %	0.04	0.08	0.28	1.12	4.10	20.19	100.00	3.53	(1.84)ppt

Average LGD in %	12.93	13.13	11.07	10.67	9.47	9.97	17.27	10.90	(9.72)ppt

Average RW in %	1.63	3.08	6.04	14.97	29.33	56.69	9.44	14.69	(7.92)ppt

EL/EAD net in %	0.00	0.01	0.03	0.12	0.39	1.98	N/M	0.19	(0.26)ppt

Qualifying Revolving Retail Exposures

EAD gross in € m.	175	998	1,890	1,075	288	83	28	4,537	(72,898)

EAD net in € m.	175	998	1,890	1,075	288	83	28	4,537	(72,784)

Average PD in %	0.04	0.08	0.24	1.04	4.54	19.65	100.00	1.64	(2.21)ppt

Average LGD in %	47.43	46.95	46.81	45.40	48.01	49.99	51.09	46.69	37.22 ppt

Average RW in %	1.34	2.54	6.19	18.73	57.26	130.55	8.55	13.69	0.65 ppt

EL/EAD net in %	0.02	0.04	0.11	0.48	2.22	9.51	N/M	0.49	0.29 ppt

Other Retail Exposures

EAD gross in € m.	197	1,336	6,877	12,920	6,687	1,934	2,542	32,493	20,790

EAD net in € m.	411	1,537	7,101	13,041	6,666	1,917	2,409	33,081	21,378

Average PD in %	0.03	0.08	0.29	1.16	4.65	19.68	100.00	9.88	1.93 ppt

Average LGD in %	40.35	43.53	41.09	42.25	42.29	40.13	52.36	42.66	(8.76)ppt

Average RW in %	4.54	9.42	22.11	46.39	65.31	90.86	4.68	42.29	2.17 ppt

EL/EAD net in %	0.01	0.03	0.12	0.49	1.95	7.84	N/M	1.15	(0.17)ppt

Total IRBA Exposures

EAD gross in € m.	156,496	102,867	138,005	133,222	51,325	12,751	16,065	610,731	(28,702)

EAD net in € m.	168,004	105,497	134,148	126,157	47,573	11,987	15,540	608,906	(24,432)

Average PD in %	0.02	0.07	0.27	1.12	4.43	20.52	100.00	3.61	0.52 ppt

Average LGD in %	38.71	31.11	24.88	19.90	18.79	18.17	27.86	28.21	(1.01)ppt

Average RW in %	4.76	14.97	22.60	32.36	51.72	79.38	19.50	21.69	1.10 ppt

EL/EAD net in %	0.01	0.02	0.06	0.22	0.88	3.72	N/M	0.21	0.00 ppt

N/M – Not meaningful

[1]

The relative low risk weights in the column “Default” reflect the fact that capital requirements for defaulted exposures are principally considered as a deduction from regulatory capital equal to the difference in expected loss and allowances.

Deutsche Bank	1 – Management Report	122
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2012
	iAAA–iAA 0.00 – 0.04%	iA 0.04 – 0.11%	iBBB 0.11 – 0.5%	iBB 0.5 – 2.27%	iB 2.27 – 10.22%	iCCC 10.22 – 99.99%	Default [1]	Total	Delta Total to previous year

Central Governments

EAD gross in € m.	85,351	4,948	2,804	1,404	732	423	0	95,662	(14,939)

EAD net in € m.	93,599	6,227	2,533	583	207	50	0	103,199	(15,925)

Average PD in %	0.00	0.08	0.30	1.40	5.67	13.05	100.00	0.04	(0.13)ppt

Average LGD in %	49.24	39.44	42.77	11.04	42.70	48.91	5.00	48.26	0.75 ppt

Average RW in %	0.49	23.16	49.88	25.96	165.01	215.08	62.50	3.65	1.47 ppt

EL/EAD net in %	0.00	0.03	0.13	0.10	2.46	6.37	N/M	0.01	0.01 ppt

Institutions

EAD gross in € m.	15,719	31,913	13,132	2,706	2,251	481	166	66,368	(17,969)

EAD net in € m.	16,636	32,136	11,890	2,356	2,191	481	166	65,856	(24,116)

Average PD in %	0.04	0.07	0.25	1.08	3.00	21.77	100.00	0.64	0.31 ppt

Average LGD in %	31.64	27.03	19.44	21.83	4.59	5.51	13.43	25.70	(0.32)ppt

Average RW in %	5.54	11.10	22.18	53.91	16.29	30.79	25.55	13.58	(0.56)ppt

EL/EAD net in %	0.01	0.02	0.06	0.26	0.14	1.23	N/M	0.05	3.48 ppt

Corporates

EAD gross in € m.	76,225	65,701	66,759	50,632	21,795	5,753	7,598	294,463	(41,477)

EAD net in € m.	78,535	64,830	62,096	45,023	18,351	4,993	7,361	281,190	(40,521)

Average PD in %	0.03	0.07	0.24	1.17	4.70	23.56	100.00	3.61	0.12 ppt

Average LGD in %	32.63	34.72	30.90	24.84	22.79	16.78	28.19	30.44	1.09 ppt

Average RW in %	9.50	17.86	31.06	49.72	79.28	92.15	24.14	29.04	(2.24)ppt

EL/EAD net in %	0.01	0.02	0.07	0.28	1.08	3.74	N/M	0.21	(0.05)ppt

Retail Exposures Secured by Real Estate Property

EAD gross in € m.	2,766	9,976	45,086	67,241	12,762	5,432	2,680	145,943	10,613

EAD net in € m.	2,766	9,976	45,078	67,203	12,730	5,410	2,665	145,828	10,615

Average PD in %	0.03	0.08	0.29	1.05	4.70	21.24	100.00	3.58	(0.11)ppt

Average LGD in %	12.13	15.18	10.40	12.21	9.69	8.85	17.99	11.04	0.14 ppt

Average RW in %	1.36	4.88	5.72	16.50	31.73	53.92	14.53	13.89	0.00 ppt

EL/EAD net in %	0.00	0.01	0.05	0.22	1.60	5.38	N/M	0.45	(1.11)ppt

Qualifying Revolving Retail Exposures

EAD gross in € m.	176	1,012	1,863	1,080	292	91	35	4,550	(580)

EAD net in € m.	176	1,012	1,863	1,080	292	91	35	4,550	(580)

Average PD in %	0.04	0.08	0.24	1.04	4.77	19.86	100.00	1.98	0.10 ppt

Average LGD in %	44.30	45.49	45.67	44.63	47.92	48.20	48.33	47.12	(13.81)ppt

Average RW in %	1.26	2.46	6.03	18.44	59.70	140.05	7.33	16.22	(12.45)ppt

EL/EAD net in %	0.00	0.01	0.03	0.10	0.35	1.94	N/M	0.20	0.18 ppt

Other Retail Exposures

EAD gross in € m.	257	1,436	6,920	12,256	6,477	2,310	2,792	32,448	1,546

EAD net in € m.	294	1,625	7,053	12,272	6,497	2,278	2,697	32,716	1,612

Average PD in %	0.03	0.08	0.30	1.15	4.83	19.96	100.00	11.13	3.91 ppt

Average LGD in %	41.61	46.82	43.50	44.91	49.81	46.43	48.51	45.81	0.05 ppt

Average RW in %	4.77	9.99	23.91	49.52	77.41	114.21	6.60	47.22	2.38 ppt

EL/EAD net in %	0.02	0.04	0.11	0.62	3.32	9.99	N/M	1.32	0.68 ppt

Total IRBA Exposures

EAD gross in € m.	180,494	114,986	136,564	135,320	44,308	14,490	13,271	639,433	(62,805)

EAD net in € m.	192,006	115,806	130,514	128,517	40,267	13,304	12,924	633,338	(68,915)

Average PD in %	0.02	0.07	0.26	1.14	4.58	21.96	100.00	3.08	0.41 ppt

Average LGD in %	40.46	31.75	25.83	19.89	22.03	18.25	30.12	29.36	(0.51)ppt

Average RW in %	4.64	15.22	23.61	32.41	59.49	78.67	17.38	20.61	(0.85)ppt

EL/EAD net in %	0.01	0.02	0.06	0.22	1.01	3.91	N/M	0.21	0.40 ppt

N/M – Not meaningful

[1]

The relative low risk weights in the column “Default” reflect the fact that capital requirements for defaulted exposures are principally considered as a deduction from regulatory capital equal to the difference in expected loss and allowances.

Deutsche Bank	1 – Management Report	123
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The decrease in exposure value is mainly driven within the exposure class corporate, resulting from the ongoing reduction initiatives in NCOU throughout 2013, the exposure class central governments, primarily due to lower levels of interest earning deposits with central banks, and the exposure class institutions, driven by lower levels in derivatives and securities financing transactions in CB&S. This was partly offset by the segment retail exposures secured by real estate property mainly due to an increase in our Mortgage Portfolio in PBC.

The tables below show our advanced IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. Our internal rating grades take into account the respective external Standard & Poor’s rating grade equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and LGD, the RWA and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable to exposures outside of Postbank, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA Credit Exposures by PD Grade with Central Governments (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2013

Internal rating	PD range in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	> 0.00 ≤ 0.01	75,749	0.00	49.69	264	0.35	0.00

iAA+	> 0.01 ≤ 0.02	589	0.02	29.73	28	4.81	0.01

iAA	> 0.02 ≤ 0.03	189	0.03	29.68	18	9.49	0.01

iAA–	> 0.03 ≤ 0.04	148	0.04	27.84	26	17.24	0.01

iA+	> 0.04 ≤ 0.05	965	0.05	49.95	134	13.94	0.02

iA	> 0.05 ≤ 0.07	1,304	0.07	49.45	469	35.93	0.03

iA–	> 0.07 ≤ 0.11	1,659	0.09	48.59	563	33.93	0.04

iBBB+	> 0.11 ≤ 0.18	339	0.14	42.56	71	20.97	0.06

iBBB	> 0.18 ≤ 0.30	848	0.23	41.15	313	36.83	0.09

iBBB–	> 0.30 ≤ 0.50	1,509	0.39	49.05	820	54.33	0.19

iBB+	> 0.50 ≤ 0.83	87	0.64	26.15	50	57.98	0.17

iBB	> 0.83 ≤ 1.37	22	1.07	47.69	23	103.98	0.51

iBB–	> 1.37 ≤ 2.27	377	1.76	2.79	32	8.55	0.05

iB+	> 2.27 ≤ 3.75	44	2.92	47.63	60	136.12	1.39

iB	> 3.75 ≤ 6.19	22	4.82	49.88	31	138.78	2.40

iB–	> 6.19 ≤ 10.22	45	7.95	36.40	62	138.37	2.89

iCCC+	> 10.22 ≤ 16.87	88	13.00	38.22	150	169.45	4.97

iCCC	> 16.87 ≤ 27.84	0	22.00	0.10	0	0.58	0.02

iCCC–	> 27.84 ≤ 99.99	0	31.00	8.06	0	50.39	2.50

Default	100	55	100.00	34.93	14	25.65	N/M

Total		84,040	0.11	49.05	3,127	3.72	0.02

N/M – Not meaningful

Deutsche Bank	1 – Management Report	124
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	> 0.00 ≤ 0.01	88,889	0.00	49.65	181	0.20	0.00

iAA+	> 0.01 ≤ 0.02	627	0.02	30.00	28	4.53	0.01

iAA	> 0.02 ≤ 0.03	221	0.03	30.47	14	6.49	0.01

iAA–	> 0.03 ≤ 0.04	81	0.04	30.20	11	13.36	0.01

iA+	> 0.04 ≤ 0.05	345	0.05	49.51	49	14.32	0.02

iA	> 0.05 ≤ 0.07	1,413	0.07	49.53	448	31.71	0.03

iA–	> 0.07 ≤ 0.11	1,783	0.09	48.79	582	32.65	0.04

iBBB+	> 0.11 ≤ 0.18	308	0.14	47.94	61	19.66	0.07

iBBB	> 0.18 ≤ 0.30	616	0.23	37.91	241	39.16	0.09

iBBB–	> 0.30 ≤ 0.50	1,048	0.39	48.72	589	56.23	0.19

iBB+	> 0.50 ≤ 0.83	24	0.64	44.10	24	100.70	0.28

iBB	> 0.83 ≤ 1.37	100	1.07	11.89	26	25.93	0.13

iBB–	> 1.37 ≤ 2.27	343	1.76	1.48	15	4.40	0.03

iB+	> 2.27 ≤ 3.75	42	2.92	45.08	57	133.24	1.32

iB	> 3.75 ≤ 6.19	78	4.82	39.01	127	163.31	1.88

iB–	> 6.19 ≤ 10.22	42	7.95	41.84	67	159.36	3.33

iCCC+	> 10.22 ≤ 16.87	48	13.00	49.08	103	214.37	6.38

iCCC	> 16.87 ≤ 27.84	0	22.00	11.38	0	70.77	2.50

iCCC–	> 27.84 ≤ 99.99	0	31.00	3.30	0	503.75	18.96

Default	100	0	100.00	5.00	0	62.50	N/M

Total		96,008	0.03	49.13	2,624	2.73	0.01

N/M – Not meaningful

EAD net for Advanced IRBA Credit Exposures by PD Grade with Institutions (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2013

Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	> 0.00 ≤ 0.01	2,036	0.02	41.53	311	15.27	0.01

iAA+	> 0.01 ≤ 0.02	108	0.03	41.53	15	13.59	0.01

iAA	> 0.02 ≤ 0.03	3,483	0.03	43.72	195	5.59	0.01

iAA–	> 0.03 ≤ 0.04	4,313	0.04	40.19	317	7.34	0.02

iA+	> 0.04 ≤ 0.05	2,774	0.05	34.39	284	10.24	0.02

iA	> 0.05 ≤ 0.07	7,220	0.07	25.66	585	8.10	0.02

iA–	> 0.07 ≤ 0.11	4,713	0.09	28.23	655	13.89	0.03

iBBB+	> 0.11 ≤ 0.18	865	0.14	34.93	259	29.91	0.05

iBBB	> 0.18 ≤ 0.30	1,097	0.23	25.26	310	28.25	0.06

iBBB–	> 0.30 ≤ 0.50	3,319	0.39	31.43	1,222	36.81	0.12

iBB+	> 0.50 ≤ 0.83	307	0.64	30.66	131	42.65	0.20

iBB	> 0.83 ≤ 1.37	299	1.07	37.81	220	73.64	0.40

iBB–	> 1.37 ≤ 2.27	222	1.76	18.63	104	46.80	0.33

iB+	> 2.27 ≤ 3.75	114	2.92	23.75	83	72.51	0.69

iB	> 3.75 ≤ 6.19	784	4.82	10.69	349	44.57	0.52

iB–	> 6.19 ≤ 10.22	17	7.95	22.98	16	91.92	1.83

iCCC+	> 10.22 ≤ 16.87	7	13.00	38.50	13	186.27	5.01

iCCC	> 16.87 ≤ 27.84	141	22.00	3.36	25	18.12	0.74

iCCC–	> 27.84 ≤ 99.99	0	31.00	20.03	0	111.29	6.21

Default	100	272	100.00	4.56	143	52.33	N/M

Total		32,092	1.20	32.06	5,235	16.31	0.06

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

Deutsche Bank	1 – Management Report	125
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	> 0.00 ≤ 0.01	806	0.02	45.55	62	7.74	0.01

iAA+	> 0.01 ≤ 0.02	187	0.03	36.23	21	10.99	0.01

iAA	> 0.02 ≤ 0.03	2,836	0.03	41.91	131	4.62	0.01

iAA–	> 0.03 ≤ 0.04	3,961	0.04	38.79	278	7.03	0.02

iA+	> 0.04 ≤ 0.05	3,277	0.05	41.19	420	12.81	0.02

iA	> 0.05 ≤ 0.07	5,013	0.07	36.60	635	12.67	0.03

iA–	> 0.07 ≤ 0.11	3,486	0.09	33.68	534	15.32	0.03

iBBB+	> 0.11 ≤ 0.18	750	0.14	29.67	178	23.76	0.04

iBBB	> 0.18 ≤ 0.30	645	0.23	25.74	195	30.24	0.06

iBBB–	> 0.30 ≤ 0.50	3,052	0.39	27.33	1,060	34.72	0.11

iBB+	> 0.50 ≤ 0.83	505	0.64	17.29	138	27.22	0.11

iBB	> 0.83 ≤ 1.37	1,115	1.07	13.89	382	34.26	0.15

iBB–	> 1.37 ≤ 2.27	113	1.76	19.78	46	40.89	0.35

iB+	> 2.27 ≤ 3.75	2,071	2.92	4.31	319	15.40	0.13

iB	> 3.75 ≤ 6.19	29	4.80	7.02	7	22.54	0.34

iB–	> 6.19 ≤ 10.22	17	7.95	5.61	4	24.13	0.45

iCCC+	> 10.22 ≤ 16.87	11	13.00	14.84	8	67.92	1.93

iCCC	> 16.87 ≤ 27.84	217	22.00	5.72	65	30.02	1.26

iCCC–	> 27.84 ≤ 99.99	0	31.00	20.44	0	121.97	6.28

Default	100	148	100.00	14.98	42	28.45	N/M

Total		28,241	1.07	32.34	4,525	16.02	0.06

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

EAD net for Advanced IRBA Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2013

Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	> 0.00 ≤ 0.01	3,084	0.03	24.81	196	6.35	0.01

iAA+	> 0.01 ≤ 0.02	5,448	0.03	19.67	286	5.25	0.01

iAA	> 0.02 ≤ 0.03	7,555	0.03	18.29	420	5.56	0.01

iAA–	> 0.03 ≤ 0.04	11,213	0.04	31.29	922	8.22	0.01

iA+	> 0.04 ≤ 0.05	11,167	0.05	28.56	1,293	11.58	0.01

iA	> 0.05 ≤ 0.07	14,927	0.07	31.28	2,349	15.73	0.02

iA–	> 0.07 ≤ 0.11	17,690	0.09	35.62	3,705	20.95	0.03

iBBB+	> 0.11 ≤ 0.18	18,121	0.14	31.90	4,512	24.90	0.04

iBBB	> 0.18 ≤ 0.30	18,145	0.23	32.54	5,984	32.98	0.07

iBBB–	> 0.30 ≤ 0.50	16,884	0.39	31.05	6,885	40.78	0.11

iBB+	> 0.50 ≤ 0.83	9,958	0.64	32.21	5,436	54.60	0.20

iBB	> 0.83 ≤ 1.37	11,819	1.07	28.10	6,835	57.83	0.30

iBB–	> 1.37 ≤ 2.27	9,062	1.76	24.59	5,625	62.07	0.43

iB+	> 2.27 ≤ 3.75	6,452	2.92	19.94	3,969	61.51	0.84

iB	> 3.75 ≤ 6.19	5,167	4.79	21.45	3,948	76.42	1.02

iB–	> 6.19 ≤ 10.22	3,935	7.94	15.90	2,664	67.71	1.26

iCCC+	> 10.22 ≤ 16.87	1,140	13.00	14.58	809	70.94	1.89

iCCC	> 16.87 ≤ 27.84	738	21.95	23.77	1,035	140.38	5.19

iCCC–	> 27.84 ≤ 99.99	802	31.00	12.15	569	70.92	3.77

Default	100	9,975	100.00	25.77	2,405	24.11	N/M

Total		183,284	6.44	28.70	59,847	32.65	0.23

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

Deutsche Bank	1 – Management Report	126
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	> 0.00 ≤ 0.01	6,209	0.03	21.99	332	5.35	0.01

iAA+	> 0.01 ≤ 0.02	4,018	0.03	31.40	290	7.23	0.01

iAA	> 0.02 ≤ 0.03	6,406	0.03	19.20	333	5.19	0.01

iAA–	> 0.03 ≤ 0.04	12,073	0.04	27.36	939	7.78	0.01

iA+	> 0.04 ≤ 0.05	12,553	0.05	30.89	1,543	12.29	0.01

iA	> 0.05 ≤ 0.07	14,201	0.07	30.99	2,152	15.16	0.02

iA–	> 0.07 ≤ 0.11	20,571	0.09	37.20	4,503	21.89	0.03

iBBB+	> 0.11 ≤ 0.18	18,108	0.14	32.92	4,676	25.82	0.04

iBBB	> 0.18 ≤ 0.30	19,811	0.23	27.15	5,121	25.85	0.06

iBBB–	> 0.30 ≤ 0.50	13,699	0.39	29.28	4,939	36.06	0.10

iBB+	> 0.50 ≤ 0.83	10,284	0.64	28.43	4,966	48.29	0.18

iBB	> 0.83 ≤ 1.37	10,388	1.07	24.13	5,331	51.32	0.26

iBB–	> 1.37 ≤ 2.27	13,386	1.76	23.01	6,191	46.25	0.36

iB+	> 2.27 ≤ 3.75	6,154	2.92	20.14	3,743	60.83	0.58

iB	> 3.75 ≤ 6.19	5,305	4.82	19.46	3,673	69.23	0.94

iB–	> 6.19 ≤ 10.22	3,362	7.95	19.71	2,731	81.26	1.56

iCCC+	> 10.22 ≤ 16.87	1,485	13.00	16.16	1,210	81.47	2.10

iCCC	> 16.87 ≤ 27.84	682	22.00	24.09	972	142.56	5.29

iCCC–	> 27.84 ≤ 99.99	1,612	31.00	6.88	637	39.53	2.13

Default	100	7,141	100.00	28.73	1,664	23.30	N/M

Total		187,450	4.94	27.98	55,958	29.85	0.21

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures in all exposure classes is assigned to investment-grade customers. The exposures in the lower rating classes are largely collateralized.

The table below shows our undrawn commitment exposure treated within the advanced IRBA, including the respective portfolios from Postbank. It is broken down by regulatory exposure class and also provides the corresponding exposure-weighted credit conversion factors and resulting EADs.

Undrawn commitment exposure within the advanced IRBA by regulatory exposure class (including Postbank)

	Dec 31, 2013			Dec 31, 2012
	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.

Central governments	782	79	614	847	84	712

Institutions	1,673	37	621	1,885	51	955

Corporates	138,047	33	46,058	135,850	40	53,868

Retail exposures secured by real estate property	6,827	74	5,085	6,755	77	5,210

Qualifying revolving retail exposures	5,779	65	3,780	5,726	66	3,799

Other retail exposures	7,799	51	3,980	7,357	52	3,830

Total EAD of undrawn commitments in the advanced IRBA	160,906	37	60,137	158,420	43	68,375

A year-on-year comparison shows an increase in undrawn commitments in particular driven by the transfer of certain corporate exposures at Postbank from the foundation IRBA to the advanced IRBA. The simultaneous decrease in EAD of undrawn commitments is driven by recalibrations of CCF across all segments during 2013.

Foundation Internal Ratings Based Approach

We apply the foundation IRBA for the majority of our remaining foundation IRBA eligible credit portfolios at Postbank to the extent these have not been newly assigned to the advanced IRBA during 2013. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default (“PD”) while the loss given default (“LGD”) and the credit conversion factor (“CCF”) are defined in the regulatory framework.

Deutsche Bank	1 – Management Report	127
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

For these exposures in the exposure classes central governments, institutions and corporates respective foundation IRBA rating systems have been developed. A probability of default is assigned to each relevant counterparty credit exposure as a function of a transparent and consistent rating master scale. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use are based on statistical analyzes and for specific portfolio segments amended by expert-based assessments while taking into account the relevant available quantitative and qualitative information. The rating systems consider external long-term ratings from the major rating agencies (i.e., Standard & Poor’s, Moody’s and Fitch Ratings).

For the foundation IRBA a default definition was applied in accordance with the requirements of Section 125 SolvV as confirmed by the BaFin as part of its IRBA approval process.

Model Validation

We regularly validate our rating methodologies and credit risk parameters at Postbank. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD analyzes its predictive power when compared against historical default experiences.

Validation results of risk parameters used in our foundation IRBA at Postbank

	2013
	PD
	Count	EAD in %

Appropriate	2	99.6

Overly conservative	1	0.4

Progressive	0	0.0

Total	3	100.0

Thereof already recalibrated and introduced in 2013

Overly conservative	0	0.0

Progressive	0	0.0

Total	0	0.0

Above table summarizes the outcome of the model validations for the risk parameter PD used in our foundation IRBA for Postbank. Individual risk parameter settings are classified as appropriate if no recalibration was triggered by the validation and thus the application of the current parameter setting is continued since still sufficiently conservative. A parameter classifies as overly conservative or progressive if the validation triggers a recalibration analysis leading to a potential downward or upward change of the current setting, respectively. The breakdown is presented in counts as well as in the relative EAD attached to the respective parameter as of December 31, 2013.

The validations largely confirm our PD parameter settings for Postbank. For the three foundation IRBA relevant rating systems of Postbank, two were validated as appropriate and one was validated as overly conservative. The relative exposure of the overly conservative rating systems is negligible. In 2013, four former foundation IRBA rating systems received advanced IRBA approval from BaFin.

Foundation IRBA Exposure

Within the Postbank portfolios we assign our exposures to the relevant regulatory exposure class by taking into account factors like customer-specific characteristics and the rating system used. The following tables also consider Postbank’s counterparty credit risk position resulting from derivatives and SFTs as far as they are assigned to the foundation IRBA.

Deutsche Bank	1 – Management Report	128
Financial Report 2013	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The table presents the EAD in conjunction with exposures-weighted average risk weights (“RW”). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. EAD gross information for exposures covered by guarantees or credit derivatives are assigned to the exposure class of the original counterparty whereas the EAD net information assigns the exposure to the protection seller.

Foundation IRBA exposures for each regulatory IRBA exposure class by rating scale

	Dec 31, 2013
	iAAA to iAA 0.000 – 0.045%	iA 0.045 – 0.125%	iBBB 0.125 – 0.475%	iBB to iCCC > 0,475%	Default	Total

Central Governments

EAD gross in € m.	0	8	0	0	0	8

EAD net in € m.	0	8	0	0	0	8

thereof: undrawn commitments	0	0	0	0	0	0

Average RW in %	0.00	27.57	0.00	0.00	0.00	27.57

Institutions

EAD gross in € m.	259	3,413	1,790	130	0	5,592

EAD net in € m.	259	3,413	1,790	130	0	5,592

thereof: undrawn commitments	0	0	6	0	0	6

Average RW in %	17.11	16.09	30.22	141.57	0.00	23.58

Corporates

EAD gross in € m.	35	557	4,449	2,399	81	7,521

EAD net in € m.	35	928	4,224	2,128	81	7,396

thereof: undrawn commitments	0	2	606	154	5	767

Average RW in %	15.31	26.16	53.72	110.99	0.00	65.97

Total

EAD gross in € m.	294	3,978	6,239	2,529	81	13,121

EAD net in € m.	294	4,349	6,014	2,258	81	12,996

thereof: undrawn commitments	0	2	612	154	5	773

Average RW in %	16.90	18.25	46.72	112.75	0.00	47.70

	Dec 31, 2012
	iAAA to iAA 0.000 – 0.045%	iA 0.045 – 0.125%	iBBB 0.125 – 0.475%	iBB to iCCC > 0,475%	Default	Total

Central Governments

EAD gross in € m.	0	78	23	0	0	101

EAD net in € m.	0	89	23	0	0	112

thereof: undrawn commitments	0	0	0	0	0	0

Average RW in %	0.00	22.06	64.85	0.00	0.00	30.80

Institutions

EAD gross in € m.	1,611	14,701	6,000	226	56	22,594

EAD net in € m.	1,611	14,777	6,000	214	56	22,658

thereof: undrawn commitments	0	0	5	0	0	5

Average RW in %	14.37	10.94	20.50	35.43	0.00	13.92

Corporates

EAD gross in € m.	50	1,589	6,817	3,234	552	12,242

EAD net in € m.	50	1,646	6,614	3,074	552	11,936

thereof: undrawn commitments	0	233	1,336	375	10	1,954

Average RW in %	16.10	30.58	53.43	107.43	0.00	61.56

Total

EAD gross in € m.	1,661	16,368	12,840	3,460	608	34,937

EAD net in € m.	1,661	16,512	12,637	3,288	608	34,706

thereof: undrawn commitments	0	233	1,341	375	10	1,959

Average RW in %	14.42	12.96	37.81	102.75	0.00	30.36

Deutsche Bank	1 – Management Report	129
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

The tables below show our foundation IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. The internal rating grades take into account the respective external Standard & Poor’s rating grade equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

The decrease in the foundation IRBA exposures for each regulatory IRBA exposure class by rating scale for corporates mainly results from the BaFin approvals for the respective rating systems where the exposure is now shown under the advanced IRBA. The movement for institutions primarily shows a decrease from exposure reductions driven by de-risking in SFT and bond exposure and to less extent from above mentioned additional BaFin approvals for Institutions related rating systems.

EAD net for Foundation IRBA Credit Exposures by PD Grade for Central Governments (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2013

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	0	0.00	0	0.00

iAA-	> 0.03 ≤ 0.04	0	0.00	0	0.00

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	0	0.00	0	0.00

iA-	> 0.07 ≤ 0.11	8	0.08	2	27.57

iBBB+	> 0.11 ≤ 0.18	0	0.00	0	0.00

iBBB	> 0.18 ≤ 0.30	0	0.00	0	0.00

iBBB-	> 0.30 ≤ 0.50	0	0.00	0	0.00

iBB+	> 0.50 ≤ 0.83	0	0.00	0	0.00

iBB	> 0.83 ≤ 1.37	0	0.00	0	0.00

iBB-	> 1.37 ≤ 2.27	0	0.00	0	0.00

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	0	0.00	0	0.00

iB-	> 6.19 ≤ 10.22	0	0.00	0	0.00

iCCC+	> 10.22 ≤ 16.87	0	0.00	0	0.00

iCCC	> 16.87 ≤ 27.84	0	0.00	0	0.00

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00

Default	100	0	0.00	0	0.00

Total		8	0.08	2	27.57

Deutsche Bank	1 – Management Report	130
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	0	0.00	0	0.00

iAA-	> 0.03 ≤ 0.04	0	0.00	0	0.00

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	89	0.06	20	22.06

iA-	> 0.07 ≤ 0.11	0	0.00	0	0.00

iBBB+	> 0.11 ≤ 0.18	0	0.00	0	0.00

iBBB	> 0.18 ≤ 0.30	0	0.00	0	0.00

iBBB-	> 0.30 ≤ 0.50	23	0.38	15	64.85

iBB+	> 0.50 ≤ 0.83	0	0.00	0	0.00

iBB	> 0.83 ≤ 1.37	0	0.00	0	0.00

iBB-	> 1.37 ≤ 2.27	0	0.00	0	0.00

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	0	0.00	0	0.00

iB-	> 6.19 ≤ 10.22	0	0.00	0	0.00

iCCC+	> 10.22 ≤ 16.87	0	0.00	0	0.00

iCCC	> 16.87 ≤ 27.84	0	0.00	0	0.00

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00

Default	100	0	0.00	0	0.00

Total		112	0.13	35	30.80

EAD net for Foundation IRBA Credit Exposures by PD Grade for Institutions (excluding derivative positions and SFTs)
in € m. (unless stated otherwise)	Dec 31, 2013

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	>0.00 ≤ 0.01	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	98	0.03	15	15.31

iAA-	> 0.03 ≤ 0.04	155	0.04	28	18.21

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	405	0.06	27	6.77

iA-	> 0.07 ≤ 0.11	2,934	0.09	499	17.00

iBBB+	> 0.11 ≤ 0.18	411	0.15	141	34.24

iBBB	> 0.18 ≤ 0.30	994	0.23	260	26.18

iBBB-	> 0.30 ≤ 0.50	369	0.38	133	36.14

iBB+	> 0.50 ≤ 0.83	64	0.69	54	84.83

iBB	> 0.83 ≤ 1.37	15	1.23	16	105.09

iBB-	> 1.37 ≤ 2.27	9	2.06	11	122.67

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	0	0.00	0	0.00

iB-	> 6.19 ≤ 10.22	0	0.00	0	0.00

iCCC+	> 10.22 ≤ 16.87	0	0.00	0	0.00

iCCC	> 16.87 ≤ 27.84	41	18.00	102	246.68

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00

Default	100	0	0.00	0	0.00

Total		5,495	0.29	1,286	23.43

Deutsche Bank	1 – Management Report	131
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	>0.00 ≤ 0.01	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	917	0.03	140	15.31

iAA-	> 0.03 ≤ 0.04	447	0.04	81	18.21

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	895	0.06	169	18.95

iA-	> 0.07 ≤ 0.11	6,489	0.09	1,044	16.09

iBBB+	> 0.11 ≤ 0.18	2,452	0.15	529	21.57

iBBB	> 0.18 ≤ 0.30	3,029	0.23	609	20.09

iBBB-	> 0.30 ≤ 0.50	186	0.38	52	27.98

iBB+	> 0.50 ≤ 0.83	200	0.69	60	30.10

iBB	> 0.83 ≤ 1.37	0	0.00	0	0.00

iBB-	> 1.37 ≤ 2.27	9	2.06	11	122.67

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	0	0.00	0	0.00

iB-	> 6.19 ≤ 10.22	0	0.00	0	0.00

iCCC+	> 10.22 ≤ 16.87	0	0.00	0	0.00

iCCC	> 16.87 ≤ 27.84	6	18.00	5	82.11

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00

Default	100	56	100.00	0	0.00

Total		14,686	0.52	2,700	18.38

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative positions and SFTs)
in € m. (unless stated otherwise)	Dec 31, 2013

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	35	0.03	5	15.31

iAA-	> 0.03 ≤ 0.04	0	0.00	0	0.00

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	518	0.06	115	22.13

iA-	> 0.07 ≤ 0.11	405	0.10	127	31.30

iBBB+	> 0.11 ≤ 0.18	912	0.15	362	39.65

iBBB	> 0.18 ≤ 0.30	1,510	0.23	754	49.93

iBBB-	> 0.30 ≤ 0.50	1,666	0.38	1,076	64.60

iBB+	> 0.50 ≤ 0.83	1,121	0.69	951	84.81

iBB	> 0.83 ≤ 1.37	272	1.23	284	104.62

iBB-	> 1.37 ≤ 2.27	287	2.06	347	120.99

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	170	3.78	246	144.76

iB-	> 6.19 ≤ 10.22	37	7.26	66	177.02

iCCC+	> 10.22 ≤ 16.87	1	12.76	3	223.09

iCCC	> 16.87 ≤ 27.84	163	18.00	382	234.34

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00

Default	100	80	100.00	0	0.00

Total		7,177	2.05	4,718	65.73

Deutsche Bank	1 – Management Report	132
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

in € m. (unless stated otherwise)	Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	37	0.03	6	15.31

iAA-	> 0.03 ≤ 0.04	13	0.04	2	18.44

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	225	0.06	50	22.12

iA-	> 0.07 ≤ 0.11	1,341	0.10	427	31.86

iBBB+	> 0.11 ≤ 0.18	1,194	0.15	469	39.30

iBBB	> 0.18 ≤ 0.30	2,938	0.23	1,481	50.41

iBBB-	> 0.30 ≤ 0.50	2,226	0.38	1,447	64.99

iBB+	> 0.50 ≤ 0.83	1,796	0.69	1,536	85.53

iBB	> 0.83 ≤ 1.37	634	1.23	663	104.64

iBB-	> 1.37 ≤ 2.27	291	2.06	357	122.63

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	77	3.78	115	149.52

iB-	> 6.19 ≤ 10.22	45	7.26	78	174.28

iCCC+	> 10.22 ≤ 16.87	10	12.76	19	198.09

iCCC	> 16.87 ≤ 27.84	160	18.00	452	282.66

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00

Default	100	551	100.00	0	0.00

Total		11,538	5.48	7,102	61.55

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

Deutsche Bank	1 – Management Report	133
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

The following table summarizes on an EAD basis our IRBA exposure for equities, CIUs and other non-credit obligation assets, where regulatory risk weights are applied. Credit risk mitigation techniques have not been applied. The decreases mainly result from a lower cash position as well as asset disposals.

EAD of equity investments, CIUs and other non-credit obligation assets by risk weight

in € m.	Dec 31, 2013	Dec 31, 2012

0%	883	2,182

100%	5,739	6,180

190%	62	109

290%	184	218

370%	1,089	1,248

Total EAD of equity investments, CIUs and other non-credit obligation assets	7,957	9,936

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

The decrease is primarily driven by Postbank exposures resulting from the ongoing de-risking activities.

Other IRBA exposure for specialized lending by risk weight

in € m.	Dec 31, 2013	Dec 31, 2012

Risk weight category 1 (strong)	8,223	14,008

Risk weight category 2 (good)	680	1,443

Risk weight category 3 (satisfactory)	139	477

Risk weight category 4 (weak)	65	177

Risk weight category 5 (defaulted)	1,061	1,568

Total EAD of specialized lending	10,169	17,673

Standardized Approach

We treat a subset of our credit risk exposures within the standardized approach. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings.

We assign certain credit exposures permanently to the standardized approach in accordance with Section 70 SolvV. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are assessed via an internal credit assessment and fully integrated in the risk management and economic capital processes.

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

Deutsche Bank	1 – Management Report	134
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

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

The decrease in EAD is primarily due to exposure reduction in money market loans and clearing accounts towards central banks as well as due to de-risking initiatives in our pension assets.

Exposure values in the standardized approach by risk weight

	Dec 31, 2013		Dec 31, 2012

in € m.	Before credit risk mitigation	After credit risk mitigation	Before credit risk mitigation	After credit risk mitigation

0%	78,483	80,150	100,714	103,605

5%	0	0	0	0

10%	34	34	46	46

20%	1,661	1,656	2,002	2,278

22%	0	0	0	0

35%	11,606	11,601	2,616	2,608

50%	5,914	5,960	4,219	4,308

55%	0	0	1,018	1,018

75%	15,043	12,300	30,450	25,125

100%	27,050	17,861	31,187	21,419

110%	0	0	0	0

150%	889	880	1,055	999

Total EAD in the standardized approach	140,680	130,441	173,307	161,406

EAD of CIUs of Postbank in the standardized approach by Risk Weight
in € m.			Dec 31, 2013	Dec 31, 2012

Bonds in CIUs

0%			1,058	0

11%			0	0

22%			26	312

55%			274	432

110%			327	596

200%			45	65

300%			0	393

EAD for bonds in CIUs			1,730	1,798

CIUs with risk weight calculated by third parties

< 22%			0	594

> 22% < 110%			182	189

> 110%			8	18

EAD for CIUs with risk weight calculated by third parties			190	801

Total EAD for CIUs in the standardized approach			1,920	2,599

The table above comprises bonds in the form of collective investment undertakings assigned to the standardized approach based on a “look through” treatment as well as the exposure values for collective investment undertakings with risk weights calculated by third parties in the standardized approach by risk weight. Credit risk mitigation techniques have not been applied.

Deutsche Bank	1 – Management Report	135
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

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

The decreases in EAD are mainly driven by a reduction in derivatives and securities financing transactions in the corporate and institution segments as well as central bank related exposures. This is partly offset by the switch of certain corporate and institution exposures at Postbank from foundation IRBA to advanced IRBA as well as growth in the corporate and retail segments.

Advanced IRBA exposure values before and after credit risk mitigation

	Dec 31, 2013				Dec 31, 2012
in € m.	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]

Central governments	85,815	2,716	2,042	4,758	95,662	1,742	2,037	3,779

Institutions	60,373	13,751	2,255	16,005	66,368	21,677	3,639	25,316

Corporates	273,955[2]	66,369	21,540	87,908	294,463[2]	79,870	31,045	110,915

Retail	190,588	133,104	1,009	134,113	182,940	128,839	709	129,548

Total	610,731	215,940	26,845	242,785	639,433	232,128	37,431	269,558

[1]	Excludes collateralization which is reflected in the EPE measure.
[2]	Includes exposure subject to dilution risk of € 1.16 billion per end 2013 and € 793 million per year end 2012.

The foundation IRBA sets stricter limitations with regard to the eligibility of credit risk mitigation compared to the advanced IRBA but allows for consideration of financial collateral, guarantees and credit derivates as well as other foundation IRBA-eligible collateral like mortgages and security assignments.

The financial collateral recognized in the foundation IRBA essentially comprises cash, bonds and other securities related to repo lending.

Deutsche Bank	1 – Management Report	136
Financial Report 2013	Risk Report Counterparty Credit Risk: Regulatory Assessment

Collateralized counterparty credit risk exposure in the Foundation IRBA by exposure class

	Dec 31, 2013

in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized

Central governments	8	0	0	0	0

Institutions	5,592	0	0	0	0

Corporates	7,521	0	0	643	643

Total	13,121	0	0	643	643

	Dec 31, 2012
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized

Central governments	101	0	0	0	0

Institutions	22,594	6,919	0	62	6,981

Corporates	12,242	0	0	511	511

Total	34,937	6,919	0	573	7,492

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

Exposure values in the standardized approach by exposure class

	Dec 31, 2013				Dec 31, 2012
in € m.	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized

Central governments	49,961	2	891	893	75,051	55	1,811	1,866

Regional governments and local authorities	19,744	3	1	3	19,253	0	122	122

Other public sector entities	4,180	1	587	588	3,219	4	565	569

Multilateral development banks	921	0	2	2	578	0	0	0

International organizations	550	0	0	0	411	0	0	0

Institutions	4,796	339	97	435	4,480	123	104	227

Covered bonds issued by credit institutions	34	0	0	0	52	0	0	0

Corporates	23,763	7,985	115	8,100	27,454	7,770	134	7,904

Retail	9,656	618	0	618	12,341	1,852	0	1,852

Claims secured by real estate property	5,173	11	0	11	6,253	15	0	15

Collective investment undertakings[1]	1,920	0	0	0	2,599	0	0	0

Equity investments	3,023	0	0	0	3,517	0	0	0

Other items	17,575	0	0	0	19,390	0	0	0

Past due items	1,304	16	0	16	1,325	15	0	15

Total	142,600	8,975	1,693	10,667	175,923	9,834	2,736	12,570

[1]	Includes Postbank’s CIU exposures assigned to the standardized approach.

The decreases in EAD are primarily driven by exposure reductions in money market loans in the segment central governments as well as reductions in loans and securities financing transactions in the segments corporate and retail.

Deutsche Bank	1 – Management Report	137
Financial Report 2013	Risk Report Securitization

Securitization

The following section on Securitization, ending on page 154, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes are to provide investor clients with access to risk and returns related to specific portfolios of assets, to provide borrowing clients with access to funding and to manage our own credit risk exposure.

A participant in the securitization market can typically adopt three different roles: as originator, sponsor or investor, as defined in the German Banking Act (Section 1b KWG). An originator is an institution which is involved, either itself or through its related entities, directly or indirectly, in the origination or purchase of the securitized exposures. In a sponsorship role, an institution establishes and manages an asset-backed commercial paper program (“ABCP”) or other securitization transaction, but has neither originated nor taken the purchased assets on its balance sheet. All other securitization positions entered into by us are assumed in the capacity as an investor. In order to achieve our business objectives we act in all three roles on the securitization markets.

Banking Book Securitizations

As an originator, we use securitizations primarily as a strategy to reduce credit risk, mainly through the Credit Portfolio Strategies Group (“CPSG”). It uses, among other means, synthetic securitizations to manage the credit risk of loans and lending-related commitments of the international investment-grade portfolio, leveraged portfolio, and the medium-sized German companies’ portfolio within the corporate divisions of CB&S and GTB. The credit risk is predominantly transferred to counterparties through synthetic collateralized loan obligations mainly in the form of financial guarantees and, to a lesser extent, as credit derivatives providing first loss protection.

The overall volume of credit risk transfer as originator showed a moderate net reduction for CB&S and GTB. This resulted mainly from the termination and regulatory de-recognition on European assets offset by new originations during 2013. These transactions are related to European small and medium entities (“SMEs”) and European and American assets related to large entities and institutions. The volume of credit risk transfer for PBC decreased more significantly due to the scheduled maturity of one large transaction and repayments in the underlying pool for transactions of Postbank.

On a limited basis we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009. These transactions do not transfer credit risk and are therefore not included in the quantitative part of this section.

We set up, sponsor and administer a number of ABCP programs through which we securitize assets originated by third parties. These programs provide customers with access to funding in the commercial paper (“CP”) market and create investment products for clients. Each program consists of a CP issuing special purpose entity (the so-called “conduit”) and one or more supporting SPEs through which the assets are purchased. The conduits and the SPEs are organized as limited liability companies or in an equivalent legal form. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets. As administrative agent for the CP programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the CP conduit, which then issues to the market high-grade, short-term CP, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment-grade rating for the CP. We are acting as provider of liquidity and credit enhancement to these conduits with

Deutsche Bank	1 – Management Report	138
Financial Report 2013	Risk Report Securitization

facilities recorded in our regulatory banking book. There are also instances in which we will face the conduit on foreign exchange and interest rate swaps which are recorded in the trading book. More details on our conduit exposure as part of ABCP programs are provided in Section “Types of Special Purpose Entities used by Deutsche Bank as Sponsor of Securitizations”.

Furthermore, we act as an investor in third party securitizations through the purchase of tranches from third party-issued securitizations, or by providing liquidity, credit support or other form of financing. Additionally, we assist third party securitizations by providing derivatives related to securitization structures. These include currency, interest rate, equity and credit derivatives.

About 45 % of our securitization book in 2013 related to origination activity, predominantly through transactions for CPSG, i.e., from de-risking activity for our existing loan portfolio. The investor role is considered for about one third of our securitization exposure and for the rest we acted as sponsor.

During 2013 the total securitization book decreased by € 13.7 billion to € 51.5 billion. Main drivers were the termination/regulatory de-recognition of credit risk coverage mentioned above, and the ongoing de-risking strategy pursued throughout the year. About 55 % of this reduction related to loans to corporates and SMEs.

Overall, the securitization positions are exposed to the performance of diverse asset classes, including primarily corporate senior loans or unsecured debt, consumer debt such as auto loans or student loans, as well as residential or commercial 1st and 2nd lien mortgages. We are active across the entire capital structure with an emphasis on the more senior tranches. The subset of re-securitization is predominantly backed by US residential mortgage-backed mezzanine securities.

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

The initial due diligence for new banking book exposures usually includes any or all of the following, depending on the specifics of the transaction: (a) the review of the relevant documents including term sheets, servicer reports or other historical performance data, third-party assessment reports such as rating agency analysis (if externally rated), etc., (b) modeling of base and downside scenarios through asset-class specific cash-flow models, (c) servicer reviews to assess the robustness of the servicer’s processes and financial strength. The result of this due diligence is summarized in a credit and rating review which requires approval by an appropriate level of credit authority, depending on the size of exposure and internal rating assigned.

Compliance with the regulatory requirements for risk retention, due diligence and monitoring according to the applicable regulatory requirements is part of our credit review process and the relevant data is gathered for reporting purposes with the support of the IT systems used for the credit review process and the process for financial reporting

Ongoing regular performance reviews include checks of the periodic servicer reports against any performance triggers/covenants in the loan documentation, as well as the overall performance trend in the context of economic, geographic, sector and servicer developments. Monitoring of the re-securitization subset takes into consideration the performance of the securitized tranches’ underlying assets, to the extent available.

For longer-term lending-related commitments an internal rating review is required at least annually. Significant negative (or positive) changes in asset performance can trigger an earlier review date. Full credit reviews are also required annually, or, for highly rated exposures, every other year. Furthermore, there is a separate, usually quarterly, watch list process for exposures identified to be at a higher risk of loss, which requires a separate

Deutsche Bank	1 – Management Report	139
Financial Report 2013	Risk Report Securitization

assessment of asset and servicer performance. It includes a review of the exposure strategy and identifies next steps to be taken to mitigate loss potential. There is no difference in approach for re-securitization transactions.

Evaluation of structural integrity is another important component of risk management for securitization, focusing on the structural protection of a securitization as defined in the legal documentation (i.e., perfection of security interest, segregation of payment flows, and rights to audit). The evaluation for each securitization is performed by a dedicated team who engages third-party auditors, determines audit scopes, and reviews the results of such external audits. The results of these risk reviews and assessments complement the credit and rating review process performed by Credit Risk Management.

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

We have identified part of the existing book of securitization transactions as “legacy book” earmarked for de-risking, which forms part of our NCOU. De-risking generally means that existing positions on our books are either partially or completely sold into the market, as far as adequate prices can be achieved. These positions also benefit from reduction through amortization, where applicable. In 2013, this legacy book experienced a net decrease by € 11.0 billion to € 7.6 billion.

Credit hedging requirements for securitization exposures are mandated in the context of each individual credit approval, and are re-visited at each internal credit or rating review. However, management of credit risk is conducted mostly through avoidance of undue risk concentration on borrower, servicer and asset class levels. Any higher initial underwritings are de-risked to a final hold mandated in the credit approval mainly through syndication, or sales in the secondary market. Success of de-risking is monitored and reported regularly to senior management. There is only very limited credit hedging activity in the banking book.

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

Trading Book Securitizations

In the trading book, we act as originator, sponsor and investor. In the role of investor, our main objective is to serve as a market maker in the secondary market. The market making function consists of providing liquidity for our customers and providing two way markets (buy and sell) to generate flow trading revenues. In the role of originator, we predominately engage in short synthetic single tranche CDOs (SST-CDOs) backed by loans to corporates or SMEs. Also in our role as originator, we finance loans to be securitized, predominantly in the commercial real estate business. Trading book activities where we have the role of a sponsor (i.e., excluding activities derived from multi-seller originator transactions) are minimal.

We hold a portfolio of asset backed securities (“ABS”) correlation trades within the NCOU portfolio that is in the process of being wound down. Other than facilitating the de-risking, no new activity is being generated. The positions are being managed and are part of Market Risk Management’s Governance Framework (described below).

Deutsche Bank	1 – Management Report	140
Financial Report 2013	Risk Report Securitization

Our securitization desks trade assets across all capital structures, from senior bonds with large subordination to first loss subordinate tranches, across both securitizations and re-securitizations. Our exposure to re-securitizations in the trading book as of December 31, 2013 was € 1,025 million, compared with € 858 million as of prior year end, comprised mostly of older vintage collateralized loan obligations (including a bucket of securitization) and a median rating of A-. The varying degrees of risk along the capital structure are reflected by the price in which the asset trades; this is because the market requires minimum loss adjusted returns on their investments. Securitization positions consist mostly of residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”) backed by first and second lien loans, collateralized loan obligations (“CLOs”) backed by corporate senior loans and unsecured debt and consumer ABS backed by secured and unsecured credit.

Similar to other fixed income and credit assets, securitized trading volume is linked to global growth and geopolitical events which affect liquidity and can lead to lower trading volumes, as observed during the crisis. Since 2012, investor demand strengthened for securitized products as global economies stabilized and liquidity returned to the market. In 2013, there was increased uncertainty around the timing of the Federal Reserve’s tapering of quantitative easing and the legislative debate around the US debt ceiling; this led to increased volatility and decreased liquidity/trading volumes across all fixed income products. Other potential risks that exist in securitized assets are prepayment, default, loss severity and servicer performance. Note that trading book assets are marked to market and the previous mentioned risks are reflected in the position’s price.

Our Market Risk Management Governance Framework applies to all securitization positions held within the trading book. The Risk Governance Framework applied to securitization includes policies and procedures with respect to new product approvals, new transaction approvals, risk models and measurements, as well as inventory management systems and trade entry. All securitization positions are captured and measured within value-at-risk, stressed value-at-risk, and economic capital. The measurements are dependent upon internal and external models and processes, which includes the use of third-party assessments of risks associated with the underlying collateral. All securitization positions held within the trading book are captured, reported and limited within the Risk Governance Framework at the global, regional and product levels. Any changes in credit and market risks are also reported.

The limit structure includes value-at-risk and product specific limits. Asset class market value limits are based on seniority/rating and liquidity, where lower rated positions or positions in less liquid asset class are given a lower trading limit. The limit monitoring system captures exposures and flags any threshold breaches. Market Risk Management approval is required for any trades over the limit. The processes for securitization and re-securitizations are similar.

Our Traded Credit Positions (“TCP”) process captures the issuer (credit) risk for securitization positions in the trading book. Where the Market Risk Management Governance Framework manages risk at the portfolio and asset class level, TCP-Securitization manages concentration risks and sets limits at the position level. The limit structure is based on asset class and rating where less liquid positions and those with lower ratings are assigned lower trading limits. Limit management reports are produced to promote position level limit compliance and to detect any potential limit breaches. When positions exceed the respective market value limits on a global basis, TCP approval is required. Further due diligence is performed on positions that require TCP trade approval. This includes analyzing the credit performance of the security and evaluating risks of the trade. In addition collateral level stress testing and performance monitoring is incorporated into the risk management process. The TCP process covers both securitizations and re-securitizations.

The securitization desks incorporate a combination of macro and position level hedges to mitigate credit, interest rate and certain tail risks on the entire securitization portfolio. Duration and credit sensitivities (DV01s and CS01s) are the primary risk sensitivity measures used to calculate appropriate hedges. Some of the hedging products utilized include vanilla interest rate swaps, US Treasury bonds and product specific liquid indices. The market risks of the hedges (both funded and unfunded) are incorporated and managed within our Market Risk Management Governance Framework as described above; and the counterparty risks of the hedges (both funded and unfunded), which are comprised primarily of major global financial institutions, are managed and approved through a formalized risk management process performed by Credit Risk Management.

Deutsche Bank	1 – Management Report	141
Financial Report 2013	Risk Report Securitization

Compliance with the Basel 2.5 and the CRR/CRD 4 capital framework, as applicable requires that pre-trade due diligence is performed on all relevant positions. It is the responsibility of the respective trading desk to perform the pre-trade due diligence and then record the appropriate data records at trade execution to indicate whether relevant due diligence items have been performed. The pre-trade due diligence items include confirmations of deal structural features, performance monitoring of the underlying portfolio, and any related retention disclosures. Further pre-trade due diligence is performed by the TCP Securitization team within Credit Risk Management for individual Basel 2.5 or the CRR/CRD 4, as applicable relevant positions exceeding predefined limits (process as described above).

Accounting and Valuation Policies for Securitizations

Our accounting policies are included in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”. The most relevant accounting policies for the securitization programs originated by us, and where we hold assets purchased with the intent to securitize, are “Principles of Consolidation”, “Financial Assets and Financial Liabilities” and “Derecognition of Financial Assets and Financial Liabilities”, see also Note 14 “Financial Instruments carried at Fair Value”.

Types of Special Purposes Entities used by Deutsche Bank as Sponsor of Securitizations

We establish and administer as sponsor asset-backed commercial paper (“ABCP”) programs which securitizes assets acquired from third parties. Each program consists of a commercial paper issuing special purpose vehicle (the so-called “Conduit”) and one or more supporting special purpose entities (the “SPE”) through which the assets are purchased. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets.

The Conduits used for issuing commercial paper are: Gemini Securitization Corp., Aspen Funding Corp., Newport Funding Corp., Rhein-Main Securitization Ltd., Sword Securitization Ltd., Scimitar Securitization Ltd. The asset purchasing SPEs are funded by the Conduits issued notes (including variable funding notes) or enter into facilities. Exemptions are the SPEs that support the Conduit Gemini (Montage Funding LLC, Saratoga Funding Corp., LLC, Sedona Capital Funding Corp., LLC) which issue commercial paper to Gemini. The table below presents the ABCP-related exposures as applied for regulatory calculation purposes within the securitization framework by major conduits.

ABCP Program Exposures by Major Conduits

Dec 31,2013

in € m.	Exposure

Aspen Funding Corp.	959

Newport Funding Corp.	582

Gemini Securitization Corp. LLC[1]	6,176
Sedona Capital Funding Corp. LLC	1,659
Montage Funding LLC	894
Saratoga Funding Corp. LLC	1,047

Rhein Main Securitization Ltd.	3,195
RM Multi-Asset Ltd.	215
RM Fife Ltd.	922
RM AYR Ltd.	551
RM Sussex Ltd.	963
RM Chestnut Ltd.	543

Sword Securitization Ltd.; Scimitar Securitization Ltd.	338
SPAN NO 9 PT LIMITED	338

Total	11,250

[1]	Gemini Securitization Corp. LLC consists of € 2.6 bn direct and € 3.6 bn support exposure from Sedona Capital Funding Corp. LLC, Montage Funding LLC and Saratoga Funding Corp. LLC.

Deutsche Bank	1 – Management Report	142
Financial Report 2013	Risk Report Securitization

We assume both on-balance sheet exposure and off-balance sheet exposure which stems from liquidity facilities granted to the SPVs or the related conduit, letters of credit, total return swaps or similar credit enhancement, interest rate and foreign exchange related derivatives and commercial papers.

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

Our division Deutsche Asset & Wealth Management (DeAWM) provides asset management services to undertakings for collective investments, including mutual funds and alternative investment funds, and private individuals offering access to traditional and alternative investments across all major asset classes, including securitization positions. A small portion of those positions of less than 1.6 % consisted of tranches in securitization transactions where Deutsche Bank acts as originator or sponsor.

Regulatory Securitization Framework

Section 1b KWG defined which types of transactions and positions must be classified as securitization transactions and securitization positions for regulatory reporting.

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

Assets originated or acquired with the intent to securitize follow the general approach for the assignment to the regulatory banking or trading book. Further details are described in chapter “Allocation of Positions to the Regulatory Trading book”.

The approach for the calculation of the regulatory capital requirements for banking book and trading book securitization positions was prescribed by the German solvency regulation (Solvabilitätsverordnung – “SolvV”).

Calculation of Regulatory Capital Requirements for Banking Book Securitizations

The regulatory capital requirements for the credit risk of banking book securitizations were determined based on the securitization framework pursuant to Sections 225 to 268 SolvV, which distinguishes between credit risk standardized approach (“CRSA”)-securitization positions and internal ratings based approach (“IRBA”)-securitization positions. The classification of securitization positions as either CRSA- or IRBA-securitization positions depends on the nature of the securitized portfolio. Basically, CRSA-securitization positions are those where the securitized portfolio predominantly includes credit risk exposures, which would qualify as

Deutsche Bank	1 – Management Report	143
Financial Report 2013	Risk Report Securitization

CRSA- exposures under the credit risk framework if they would be held by us directly. Otherwise, if the majority of the securitized portfolio would qualify as IRBA-exposures, the securitization positions qualify as IRBA-securitization positions.

The risk weights of CRSA-securitization positions are derived from their relevant external ratings, when applicable. External ratings must satisfy certain eligibility criteria for being used in the risk weight calculation. Eligible external ratings are taken from Standard & Poor’s, Moody’s, Fitch Ratings and DBRS. If more than one eligible rating is available for a specific securitization position, the relevant external rating was determined as the second best eligible rating in accordance with the provisions set forth in Sections 236 to 237 SolvV. CRSA-securitization positions with no eligible external rating were deducted from liable capital unless they qualified for the application of the risk concentration approach pursuant to Section 243 (2) SolvV which might lead to a risk weight below 1,250%.

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

—	If neither of the aforementioned approaches can be applied, the position was deducted from liable capital.

The ratings based approach applies to the largest part of our IRBA- and CRSA-securitization positions, largely in the lower (better) risk weight bands. We use mainly the external ratings of Standard & Poor’s, Moody’s and Fitch Ratings and DBRS only to a lesser extent. The majority of securitization positions with an eligible external or inferred external credit assessment are retained positions of our synthetic securitizations or securitization positions held as investor. The risk concentration approach is applied to a few CRSA-securitization exposures that are small compared with the total amount of our banking book securitization exposures. The scope of application of the supervisory formula approach and of the internal assessment approach is described below.

There is no securitization position for which we have applied the special provisions for originators of securitization transactions which include an investor’s interest to be recognized by the originator pursuant to Section 245 et seq. respectively Section 262 et seq. SolvV.

Supervisory Formula Approach and Internal Assessment Approach

The risk weight of securitization positions subject to the supervisory formula approach (“SFA”) were determined based on a formula which takes as input the capital requirement of the securitized portfolio and the seniority of the securitization position in the waterfall, amongst others. When applying the SFA, we estimate the risk parameters PD and LGD for the assets included in the securitized portfolio, by using internally developed rating systems approved for such assets. We continue to develop new rating systems for homogenous pools of assets to be applied to assets that have not been originated by us. The rating systems are based on historical default and loss information from comparable assets. The risk parameters PD and LGD are derived on risk pool level.

Approximately 50 % of the total banking book securitization positions are subject to the SFA. This approach is predominantly used to rate positions backed by corporate loans, auto-related receivables and commercial real estates.

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

Deutsche Bank	1 – Management Report	144
Financial Report 2013	Risk Report Securitization

We have received approval from BaFin to apply the IAA to approximately 85 % of our ABCP conduit securitization exposure.

Asset classes subject to IAA are governed by a specific and detailed set of rules per asset class. These asset class write-ups (“ACW”) have been established in cooperation between all relevant departments of the bank including Credit Risk Management, Risk Analytics and Living Wills and the Front Office. They are reviewed and approved in a formal internal process, and subject to an at least annual review. For BaFin approved asset classes, the ACW require re-approval by the regulator in case of significant changes during the review process.

BaFin approval for IAA has been received for currently 14 different asset classes in both consumer and commercial assets. The stress factors are different per asset class and rating level; they are established based on criteria set by the “dominant” external rating agency which forms the basis of the internal qualitative and quantitative rating analysis. The stress factor multiples indicate how much credit enhancement is required to obtain a specific rating compared to the level of pool expected loss.

The following tables summarize (a) the stress factor multiples per rating level, or (b) key stress testing methodology for those without defined Stress Factor Multiples, based on the methodology published by the respective dominant rating agencies:

Stress Factor Multiples per Rating Level by dominant Rating Agencies

Asset Class	Auto Loans	CDO	Comm. Lease & Loan	Consumer Loans	Credit Cards	Trade Receivable
Dominant Rating Agency	S&P	Moody’s	S&P	S&P	S&P	S&P

AAA	3.75–5	1.95	5	4–5	3–6.6	2.5

AA	3–4	1.8–1.76	4	3–4	2.5–5	2.25

A	2–3	1.73–1.69	3	2–3	2–3.75	2

BBB	1.75–2	1.67–1.63	2	1.5–2	1.5–2.5	1.5

BB	1.5–1.75	1.5–1.2		1–1.5	1.25–1.5

Summary of Rating agency Stress Factor Methodologies without defined Stress Factor Multiples

Asset Class	Capital Calls	MBS Servicer Advances	MV CDO	RMBS Australia	RMBS Europe	RMBS US	Structured Settlements	Student Loans FFELP
Dominant Rating Agency	Moody’s	Moody’s	S&P	S&P	S&P	S&P	S&P	Moody’s
Comment	Methodology relies on conservative assumptions regarding debtor ratings and recovery rates; supported by conservative correlation criteria	Methodology applies rating-specific stressed recovery curves for each type of servicer advances. Cash flows are run under multiple interest rate stress scenarios	Methodology of both S&P and Moody’s is using Advance rates instead of Stress Factor Multiples, which are available on their respective websites	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Stress-testing by applying S&P default and loss assumptions per rating level on each individual loan in the pool	Generating a probability distribution of potential default rates at each rating level for the portfolio using industry-specific recovery rates. Additional stress tests regarding Largest Obligor and Largest Industry Defaults	Applying rating-level specific stresses including defined cumulative default rates, voluntary pre-payment rates, servicer reject rates and borrower benefit rates

Information based on methodology published by the respective Dominant Rating Agencies, which may be amended from time to time.

The underlying cash flow models per asset class are also subject to the regular review process. For securitizations in these asset classes we utilize external credit assessment institutions, namely Standard & Poor’s and Moody’s as outlined in the tables above.

Deutsche Bank	1 – Management Report	145
Financial Report 2013	Risk Report Securitization

Calculation of Regulatory Capital Requirements for Trading Book Securitizations

The regulatory capital requirements for the market risk of trading book securitizations were determined based on a combination of internal models and regulatory standard approaches pursuant to Section 314 et seq. SolvV.

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

Trading book securitizations subject to MRSA treatment include various asset classes differentiated by the respective underlying collateral types:

—	Residential mortgage backed securities (“RMBS”);
—	Commercial mortgage backed securities (“CMBS”);
—	Collateralized loan obligations (“CLO”);
—	Collateralized debt obligations (“CDO”); and
—	Asset backed securities (incl. credit cards, auto loans and leases, student loans, equipment loans and leases, dealer floorplan loans, etc).

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

The CTP includes securitization positions and nth-to-default credit derivatives principally held for the purpose of trading correlation that satisfy the following requirements:

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

—	the positions do not reference a claim on a special purpose entity, claims or contingent claims on real estate property or retail.

Deutsche Bank	1 – Management Report	146
Financial Report 2013	Risk Report Securitization

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

The amounts presented in this chapter can differ from, and are not directly comparable to the amounts reported in the section “Special Purpose Entities”. This is in particular due to the differences in the respective consolidation principles between IFRS accounting and regulatory consolidation frameworks, as described above.

Outstanding Exposures Securitized

We are only exposed to credit or market risks related to the exposures securitized, as shown below, to the extent that we have retained or purchased any of the related securitization positions. The risk of the retained or purchased positions depends on the relative position in the payment waterfall structure of the securitization transaction. For disclosure purposes, we are deemed to be originator and additionally sponsor in case of multi-seller securitizations, which is reflected in the disclosure of the total outstanding exposures securitized in the sponsor column and our share of those exposures in the originator column.

The following table details the total banking book outstanding exposure, i.e., the overall pool size, we have securitized in our capacity as either originator or sponsor through traditional or synthetic securitization transactions split by exposure type. Within the originator columns the table provides information of the underlying securitized asset pool which was either originated from our balance sheet or acquired from third parties. The amounts reported are either the carrying values as reported in our consolidated financial statements for on-balance sheet exposures in synthetic securitizations or the principal notional amount for traditional securitizations and off-balance sheet exposures in synthetic transactions. Of the € 42.3 billion total outstanding securitized exposure reported as of December 31, 2013 in the table below as originator, the amount retained was € 22.7 billion reflecting a decrease in both outstanding securitized as well as retained exposure which for December 31, 2012 were € 53.2 billion and € 30.9 billion respectively.

For sponsor relationships, the total outstanding exposure securitized reported in the table below represents the principal notional amount of outstanding exposures of the entities issuing the securities and other receivables. As of December 31, 2013, our retained or repurchased exposure of the € 77.2 billion total outstanding exposure securitized shown in the sponsor columns including multi-seller transactions was € 13.0 billion. The remaining exposure is held by third parties. As of December 31, 2012, our exposure with regard to the € 116.6 billion total outstanding exposure securitized resulted from sponsoring activities including multi-seller transactions amounted to € 17.0 billion. The decrease in our exposure resulted primarily from a management decision to reduce the securitization book. The total reported outstanding exposure securitized is derived using information received from servicer reports of the third parties with whom the conduits have relationships.

Deutsche Bank	1 – Management Report	147
Financial Report 2013	Risk Report Securitization

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book

	Dec 31, 2013				Dec 31, 2012
	Originator		Sponsor[1]		Originator		Sponsor[1]
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	8,277	2,945	2,312	0	10,954	3,516	4,276	0

Commercial mortgages	9,265	0	7,980	0	13,682	0	7,991	0

Credit card receivables	0	0	4,118	0	0	0	1,742	0

Leasing	0	0	8,324	0	0	0	5,967	0

Loans to corporates or SMEs (treated as corporates)[2]	2,215	18,522	12,950	0	2,772	20,014	21,256	781

Consumer loans	0	0	15,185	0	0	0	17,932	0

Trade receivables	0	0	193	0	0	0	0	0

Securitizations (re-securitizations)	1,101	0	2,531	0	1,642	590	3,467	0

Other assets[3]	0	0	23,638	0	0	0	53,166	0

Total outstanding exposures securitized[4]	20,858	21,467	77,232	0	29,050	24,120	115,797	781

[1]

As of December 31, 2013 included under sponsor is the amount € 11.0 billion of multi-seller related securitized exposures, of which we have originated € 5.8 billion, and therefore have also included this amount under originator. For December 31, 2012 the amounts were € 17.2 billion and € 8.1 billion respectively.

[2]	SMEs are small- or medium-sized entities.
[3]	Consists mainly of securitizations supporting rental car and dealer floorplan activities in 2013.
[4]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

The table below provides the total outstanding exposure securitized in relation to securitization positions held in our regulatory trading book separately for originator and sponsor activities and further broken down into traditional and synthetic transactions. Short synthetic single tranche CDOs have been reflected as originator positions for which the synthetic pool size was determined as the maximum pool size of the position sets referencing a given synthetic pool. The total outstanding exposure securitized as shown in the table below does not reflect our risk as it includes exposures not retained by us, does not consider the different positioning in the waterfall of related positions and – most notably – does not reflect hedging other than that in identical tranches. Compared with last year, the pool of outstanding exposures securitized reduced significantly for synthetic securitizations.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Trading Book

	Dec 31, 2013				Dec 31, 2012
	Originator		Sponsor[1]		Originator		Sponsor[1]
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	10,347	0	5,088	0	7,545	0	7,105	0

Commercial mortgages	28,295	0	52,633	0	29,185	0	50,308	0

Credit card receivables	0	0	0	0	0	0	0	0

Leasing	494	0	0	0	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	1,978	91,965	3,720	0	1,902	234,619	3,805	0

Consumer loans	0	0	0	0	0	0	0	0

Trade receivables	0	0	0	0	0	0	0	0

Securitizations (re-securitizations)	2,118	0	112	0	3,543	0	117	0

Other assets	0	0	0	0	1,189	0	0	0

Total outstanding exposures securitized[3]	43,232	91,965	61,553	0	43,364	234,619	61,335	0

[1]

As of December 31, 2013 included under sponsor is the amount € 56.5 billion of multi-seller related securitized exposures, of which we have originated € 22.5 billion, and therefore have also included this amount under originator. For December 31, 2012 the amounts were € 56.9 billion and € 23.0 billion respectively.

[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”. The table includes securitized exposure as originator amounting to € 15.7 billion and as sponsor amounting to € 11.2 billion already reflected in table “Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book”.

Deutsche Bank	1 – Management Report	148
Financial Report 2013	Risk Report Securitization

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

Separately, the table details losses we recognized in 2013 and 2012 for retained or purchased securitization positions as originator by exposure type. The losses are those reported in the consolidated statement of income. The amounts are the actual losses in the underlying asset pool to the extent that these losses are allocated to the retained or purchased securitization positions held by us after considering any eligible credit protection. This applies to both traditional and synthetic transactions.

Impaired and Past Due Exposures Securitized and Losses Recognized by Exposure Type (Overall Pool Size) as Originator

	Dec 31, 2013	2013	Dec 31, 2012	2012
in € m.	Impaired/ past due[1]	Losses	Impaired/ past due[1]	Losses
Residential mortgages	2,853	21	3,639	14

Commercial mortgages	0	17	79	0

Credit card receivables	0	0	0	0

Leasing	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	32	17	256	11

Consumer loans	0	0	0	0

Trade receivables	0	0	0	0

Securitizations (re-securitizations)	265	19	368	5

Other assets	0	0	0	0

Total impaired and past due exposures securitized and losses recognized[3]	3,150	74	4,342	30

[1]	Includes the impaired and past due exposures in relation to the overall pool of multi-seller securitizations which could reflect more than our own originated portion.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

The total impaired or past due exposure securitized decreased by € 1.2 billion in 2013. The reduction was mainly attributed to the exposure types “Residential mortgages” and “Loans to corporates or SMEs”. Losses recorded by us in 2013 increased to € 74 million compared to € 30 million in 2012.

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

Outstanding Exposures Awaiting Securitization

	Dec 31, 2013		Dec 31, 2012
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages	0	0	0	0

Commercial mortgages	0	2,295	0	1,783

Credit card receivables	0	0	0	0

Leasing	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[1]	0	0	6,358	0

Consumer loans	0	0	0	0

Trade receivables	0	0	0	0

Securitizations (re-securitizations)	0	741	0	372

Other assets	0	0	0	0

Outstanding exposures awaiting securitization	0	3,036	6,358	2,155

[1]	SMEs are small- or medium-sized entities.

The majority of the outstanding exposures awaiting securitization were “Commercial mortgages”, which are subject to securitization by our US CB&S business.

Deutsche Bank	1 – Management Report	149
Financial Report 2013	Risk Report Securitization

Securitization Positions Retained or Purchased

The table below shows the amount of the securitization positions retained or purchased in the banking book. The reported amounts are based on the regulatory exposure values prior to the application of credit risk mitigation. The securitization positions in the regulatory trading book were reported based on the exposure definition in Section 299 SolvV which states that identical or closely matched securities and derivatives are offset to a net position. From January 1, 2014, such securitization positions will be reported based on the exposure definition in Articles 327-331 CRR. The capital requirements for securitization positions both – regulatory banking and regulatory trading book – are additionally reported by the underlying exposure type.

Securitization Positions Retained or Purchased by Exposure Type

	Dec 31, 2013
	Banking Book				Trading Book
in € m.	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	Capital require- ments	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	Capital require- ments
Residential mortgages	4,705	3,160	7,865	227	2,358	44	2,402	544

Commercial mortgages	806	558	1,363	187	1,957	3,090	5,047	544

Credit card receivables	0	1,520	1,520	12	91	0	91	5

Leasing	1,749	690	2,439	27	17	0	17	1

Loans to corporates or SMEs (treated as corporates)[1]	19,275	3,409	22,683	270	796	4,078	4,874	254

Consumer loans	2,142	2,713	4,854	107	370	0	370	55

Trade receivables	0	158	158	1	1	0	1	0

Securitizations (re-securitizations)	562	1,655	2,216	130	950	26	976	324

Other assets	4,880	3,773	8,652	168	917	118	1,035	231

Total securitization positions retained or purchased[2]	34,117	17,634	51,751	1,130	7,458	7,356	14,814	1,958

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to MRSA”.

	Dec 31, 2012
	Banking Book				Trading Book
in € m.	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	Capital require- ments	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	Capital require- ments
Residential mortgages	5,484	3,331	8,815	385	1,553	92	1,645	220

Commercial mortgages	2,712	934	3,646	391	2,263	3,319	5,582	291

Credit card receivables	0	920	920	7	46	0	46	1

Leasing	2,227	1,291	3,518	98	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[1]	25,568	4,791	30,359	494	272	4,526	4,798	133

Consumer loans	2,818	2,470	5,288	398	109	0	109	6

Trade receivables	0	0	0	0	0	0	0	0

Securitizations (re-securitizations)	1,593	2,398	3,991	466	729	56	785	260

Other assets	5,044	3,887	8,931	212	1,099	33	1,132	155

Total securitization positions retained or purchased[2]	45,446	20,022	65,468	2,451	6,071	8,026	14,097	1,066

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

Deutsche Bank	1 – Management Report	150
Financial Report 2013	Risk Report Securitization

Retained or purchased securitization positions are reduced across most exposure types throughout the year 2013 due to the continued de-risking strategy as in the last years. Specifically the large decrease for the exposure type “Loans to corporates or SMEs” results from de-recognition of synthetic transactions and further de-risking activities. Within the trading book, the securitization exposure increased by € 718 million or 5 % mainly for the exposure type “Residential mortgages” and “Consumer loans” partially offset by a decrease from the exposure type “Commercial mortgages”.

Securitization Positions Retained or Purchased by Region

	Dec 31, 2013		Dec 31, 2012
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Europe	22,017	3,371	28,601	3,699

Americas	26,837	9,680	33,158	9,198

Asia/Pacific	2,849	1,355	3,616	979

Other	49	408	93	221

Total securitization positions retained or purchased[1]	51,751	14,814	65,468	14,097

[1]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

The amounts shown in the table above are based on the country of domicile of the obligors of the exposures securitized. Decreases in exposures by € 13.7 billion in the banking book resulted from the management decision to reduce the overall size of securitization positions. This reduction was uniform at about 20 % across all major regions.

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band

	Dec 31, 2013			Dec 31, 2012
in € m.	Exposure amount	Capital requirements IRBA [1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA [1]	Capital requirements standardized approach
≤ 10%	36,301	192	0	40,929	201	0

> 10 ≤ 20%	5,759	50	12	5,900	43	14

> 20 ≤ 50%	4,895	171	9	9,816	420	20

> 50 ≤ 100%	2,385	77	74	3,666	108	75

> 100 ≤ 350%	283	29	1	1,167	90	8

> 350 ≤ 650%	247	75	0	364	118	0

> 650 < 1,250%	91	33	0	337	86	0

1,250%/Deduction	1,789	349	58	3,289	1,174	94

Total securitization positions retained or purchased	51,751	976	154	65,468	2,240	211

[1]

After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV. Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool. Amounts for December 31, 2012 have been adjusted accordingly.

The amounts shown in the table above are prior to application of credit risk mitigation. Exposure reductions are observable in most risk weight bands following the de-risking strategy of the bank. Exposures subject to capital deduction declined by 46 % as positions were either terminated, sold, restructured or externally rated BB- or better. Overall, the capital requirements for banking book securitizations were reduced by 54%.

The largest portion for IRBA eligible banking book securitization exposures are treated according to the Supervisory Formula Approach (“SFA”). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach (“IAA”) predominantly for our ABCP sponsor activity or the Ratings Based Approach (“RBA”).

Deutsche Bank	1 – Management Report	151
Financial Report 2013	Risk Report Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Dec 31, 2013				Dec 31, 2012
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]
in € m.	Securi- tization	Re- Securitization	Securi- tization[2]	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization[2]	Re- Securitization
≤ 10%	6,449	0	35	0	10,558	0	47	0

> 10 ≤ 20%	1,463	0	14	0	2,939	0	21	0

> 20 ≤ 50%	1,378	1,564	85	44	2,163	3,545	237	96

> 50 ≤ 100%	1,020	0	63	0	1,481	610	58	26

> 100 ≤ 350%	59	108	2	11	694	159	43	20

> 350 ≤ 650%	235	0	71	0	266	79	84	27

> 650 < 1,250%	13	64	7	12	278	58	53	33

1,250%/Deduction	662	152	253	22	2,748	294	925	127

Total securitization positions retained or purchased	11,279	1,889	531	89	21,127	4,745	1,468	329

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.
[2]

Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool. Amounts for December 31, 2012 have been adjusted accordingly.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Dec 31, 2013				Dec 31, 2012
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	4,670	0	29	0	4,948	0	31	0

> 10 ≤ 20%	3,319	0	33	0	1,783	0	18	0

> 20 ≤ 50%	1,283	351	28	11	2,291	1,093	52	32

> 50 ≤ 100%	210	5	12	0	191	119	12	5

> 100 ≤ 350%	0	33	0	4	17	80	1	10

> 350 ≤ 650%	0	0	0	0	0	4	0	2

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%/Deduction	0	0	0	0	20	0	20	0

Total securitization positions retained or purchased	9,482	389	102	16	9,250	1,296	134	49

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formula Approach (SFA)

	Dec 31, 2013				Dec 31, 2012
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	25,182	0	128	0	25,423	0	123	0

> 10 ≤ 20%	172	0	2	0	340	0	4	0

> 20 ≤ 50%	81	0	2	0	165	0	4	0

> 50 ≤ 100%	32	0	2	0	130	0	7	0

> 100 ≤ 350%	74	0	12	0	127	0	15	0

> 350 ≤ 650%	13	0	4	0	13	0	5	0

> 650 < 1,250%	14	0	14	0	1	0	1	0

1,250%/Deduction	917	0	74	0	70	62	40	62

Total securitization positions retained or purchased	26,485	0	239	0	26,269	62	199	62

[1]	After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

The Credit Risk Standardized Approach (“CRSA”) is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

Deutsche Bank	1 – Management Report	152
Financial Report 2013	Risk Report Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Dec 31, 2013				Dec 31, 2012
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- itization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	0	0	0	0	0	0	0	0

> 10 ≤ 20%	802	3	12	0	839	0	13	0

> 20 ≤ 50%	238	0	9	0	295	263	12	8

> 50 ≤ 100%	1,119	0	74	0	1,137	0	75	0

> 100 ≤ 350%	9	0	1	0	91	0	8	0

> 350 ≤ 650%	0	0	0	0	1	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%/Deduction	16	41	16	41	25	69	25	69

Total securitization positions retained or purchased	2,184	44	113	41	2,388	332	133	77

Trading Book Securitization Exposure

For trading book securitization positions not covered under the CRM, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions. More details on the approaches are provided in Section “Regulatory Securitization Framework” as well as in Section “Trading Market Risk”.

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach (“MRSA”)

	Dec 31, 2013				Dec 31, 2012
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	5,254	0	30	0	5,298	0	30	0

> 10 ≤ 20%	4,677	0	52	0	4,637	0	53	0

> 20 ≤ 50%	1,095	338	32	10	1,175	309	28	10

> 50 ≤ 100%	674	141	42	10	958	170	61	12

> 100 ≤ 350%	558	132	88	20	494	80	72	12

> 350 ≤ 650%	237	100	77	44	182	33	68	14

> 650 < 1,250%	118	6	65	3	102	21	56	12

1,250%/Deduction	1,177	308	1,177	308	392	245	392	245

Total securitization positions retained or purchased	13,790	1,025	1,563	395	13,239	858	761	305

On a year to year comparison the trading book securitization positions increased mainly in the risk weight category 1,250 % capital deduction.

Re-securitization Positions

Trading book re-securitization exposure is reduced by 68 % as a result of hedging being recognized according to section 299 SolvV. From January 1, 2014, the hedged exposure will be reported based on the definition laid out in Articles 327-331 CRR.

Re-Securitization Positions Retained or Purchased

	Dec 31, 2013				Dec 31, 2012
	Banking Book		Trading Book		Banking Book		Trading Book
	Exposure amount		Exposure amount		Exposure amount		Exposure amount
in € m.	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances
Re-Securitization Positions	2,322	2,320	3,190	1,025	6,435	6,434	2,910	858

Risk mitigation in the form of financial guarantees has not been applied to our re-securitization positions in either the banking or the trading book.

Deutsche Bank	1 – Management Report	153
Financial Report 2013	Risk Report Securitization

Securitization Activities

The 2013 yearend amounts in the tables below show an increase of our securitization sponsor activity compared with 2012. An increase as of yearend 2013 of our securitization originator activity predominately concerned the exposure type “Loans to corporates or SMEs” dominated by the synthetic transactions executed by the Credit Portfolio Strategies Group (CPSG). The increase in “Commercial mortgages” is driven by new traditional transactions mainly based on assets from the Americas and conducted as multi-seller transactions.

Securitization Activity – Total Outstanding Exposures Securitized (i.e., the underlying pools) by Exposure Type within the Banking Book

	Originator			Sponsor[1]
	Dec 31, 2013		2013	Dec 31, 2013

in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	1,551	0

Commercial mortgages	2,328	0	52	2,880	0

Credit card receivables	0	0	0	2,455	0

Leasing	0	0	0	4,036	0

Loans to corporates or SMEs (treated as corporates)[2]	0	10,069	0	2,291	0

Consumer loans	0	0	0	3,532	0

Trade receivables	0	0	0	193	0

Securitizations (re-securitizations)	0	0	0	114	0

Other assets	0	0	0	5,211	0

Total Outstanding Exposures Securitized[3]	2,328	10,069	52	22,263	0

[1]	Included under sponsor is the amount € 2.8 billion exposures securitized, of which we originated € 1.5 billion, also included under originator.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

	Originator			Sponsor
	Dec 31, 2012		2012	Dec 31, 2012

in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	0	0

Commercial mortgages	260	0	1	1,416	0

Credit card receivables	0	0	0	0	0

Leasing	0	0	0	234	0

Loans to corporates or SMEs (treated as corporates)[1]	108	3,566	0	1,460	0

Consumer loans	0	0	0	251	0

Trade receivables	0	0	0	0	0

Securitizations (re-securitizations)	0	590	0	2,107	0

Other assets[2]	0	0	0	702	0

Total Outstanding Exposures Securitized[3]	368	4,156	1	6,170	0

[1]	SMEs are small- or medium-sized entities.
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

The higher exposure originated via traditional securitizations in 2013 compared to 2012 is mainly driven by increased market activity within CMBS securitizations resulting from a general market recovery in this segment. The decrease of new synthetic securitizations follows our de-risking strategy in this business segment.

Deutsche Bank	1 – Management Report	154
Financial Report 2013	Risk Report Trading Market Risk

Securitization Activity – Total Outstanding Exposures Securitized by Exposure Type within the Trading Book

	Originator			Sponsor[1]
	Dec 31, 2013		2013	Dec 31, 2013
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	2,989	0

Commercial mortgages	7,162	0	173	12,475	0

Credit card receivables	0	0	0	0	0

Leasing	0	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	0	584	0	0	0

Consumer loans	0	0	0	0	0

Trade receivables	0	0	0	0	0

Securitizations (re-securitizations)	528	0	0	0	0

Other assets	0	0	0	0	0

Total Outstanding Exposures Securitized[3]	7,690	584	173	15,464	0

[1]	Included under sponsor is the amount € 12.5 billion exposures securitized, of which we originated € 5.3 billion, also included under originator.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

	Originator			Sponsor[1]
	Dec 31, 2012		2012	Dec 31, 2012
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	2,115	0

Commercial mortgages	3,908	0	170	6,823	0

Credit card receivables	0	0	0	0	0

Leasing	0	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	0	16,284	0	0	0

Consumer loans	0	0	0	0	0

Trade receivables	0	0	0	0	0

Securitizations (re-securitizations)	1,033	0	85	0	0

Other assets	0	0	0	0	0

Total Outstanding Exposures Securitized[3]	4,941	16,284	255	8,938	0

[1]	Included under sponsor is the amount € 6.8 billion exposures securitized, of which we originated € 2.5 billion, also included under originator.
[2]	SMEs are small- or medium-sized entities.
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

We distinguish between three substantially different types of market risk:

—	Trading market risk arises primarily through the market-making activities of the CB&S Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
—	Traded default risk arising from defaults and rating migrations relating to trading instruments.
—	Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Deutsche Bank	1 – Management Report	155
Financial Report 2013	Risk Report Trading Market Risk

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

In accordance with economic and regulatory requirements, we measure market and related risks by several key risk metrics:

—	Value-at-risk and stressed value-at-risk
—	Three metrics for specific risks: Incremental risk charge, comprehensive risk measure, and market risk standardized approach
—	Three types of stress tests: Portfolio stress testing, business-level stress testing, and event risk scenarios
—	Market Risk economic capital, including traded default risk
—	Sensitivities
—	Market value/notional (concentration risk)
—	Loss given default

These measures are viewed as complementary to each other and in aggregate define the market risk framework, by which all businesses can be measured and monitored.

For information on the regulatory capital requirements and RWA for trading market risk including a presentation by approach and risk type please see section “Regulatory Capital Requirements”.

Market Risk Monitoring

Our primary instrument to manage trading market risk is the application of our limit framework. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing (extreme) limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our Corporate Divisions and individual business units within CB&S (i.e., Global Rates and Credit, Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business units, the business heads establish business limits, by allocating the limit down to individual portfolios or geographical regions.

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

Deutsche Bank	1 – Management Report	156
Financial Report 2013	Risk Report Trading Market Risk

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

We calculate value-at-risk using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory purposes, which include the calculation of our capital requirements and risk-weighted assets, the holding period is ten days.

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

Deutsche Bank	1 – Management Report	157
Financial Report 2013	Risk Report Trading Market Risk

help ensure completeness in the risk coverage, second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the value-at-risk calculation.

For each business unit a separate value-at-risk is calculated for each risk type, e.g. interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. For each risk type this is achieved by assigning the sensitivities to the relevant risk type and then simulating changes in the associated risk drivers. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk types. Simply adding the value-at-risk figures of the individual risk types to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk types occur simultaneously.

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

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks not in value-at-risk are monitored and assessed on a regular basis.

During 2013, improvements were made to the value-at-risk calculation, with the inclusion of the following risks in our internal model:

—	Higher-order risk in commodities to capture P&L moves due to joint movements in underlying commodity price and volatilities;
—	Risk associated with the volatility skew and smile with options on precious metals;
—	Moves in the repo rate for equity repurchase agreements;
—	Credit spread movements between subordinated and senior debt in credit;
—	Joint moves of swap rates and cross-currency basis spreads for cross-currency swaps.

Existing methodology has been rolled-out to further books to capture:

—	Dividend risk
—	CDS quanto for all sovereigns and corporates
—	Money market basis risks.

Deutsche Bank	1 – Management Report	158
Financial Report 2013	Risk Report Trading Market Risk

The ability of using nonnormal distributions (NND) in the modeling of the risk factor return time series has also been extended from FX and commodity to include all risk factors.

Additionally, market data granularity was increased further by distinguishing between first generation commercial mortgage backed securities (CMBS 1.0) and next generation CMBS 2.0. CMBS 2.0 products have more conservative underwriting and securitization standards than compared to CMBS 1.0, therefore meriting a separate market data time series.

Regulatory Backtesting of Trading Market Risk

We continually analyze potential weaknesses of our value-at-risk model using statistical techniques, such as backtesting, and also rely on risk management experience.

Backtesting is a procedure we use in accordance with German regulatory requirements to verify the predictive power of our value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption. Under this assumption we estimate the P&L impact that would have resulted on a portfolio for a trading day valued with current market prices and parameters assuming it had been left untouched for that day and compare it with the estimates from the value-at-risk model from the preceding day. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk from the preceding day. On average, we would expect a 99 % confidence level to give rise to two to three outliers representing 1 % of approximately 260 trading days in any one year. We analyze and document underlying reasons for outliers and classify them either as due to market movements, risks not included in our value-at-risk model, model or process shortcomings. We use the results for further enhancement of our value-at-risk methodology. Formal communications explaining the reasons behind any outlier on Group level are provided to the BaFin.

In addition to the standard backtesting analysis at the value-at-risk quantile, the value-at-risk model performance is further verified by analyzing the distributional fit across the whole of the distribution (full distribution backtesting). Regular backtesting is also undertaken on hypothetical portfolios to test value-at-risk performance of particular products and their hedges.

The Global Backtesting Committee, with participation from Market Risk Management, Market Risk Operations, Risk Analytics and Living Wills, and Finance, meets on a regular basis to review backtesting results as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which allows us to improve and adjust the risk estimation process accordingly.

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

Holistic VaR Validation process

The Holistic VaR Validation (HVV) process provides a comprehensive assessment of the value-at-risk model and framework across five control areas: Limits, Backtesting, Process, Model Validation, and Risks-not-in-VaR. HVV runs on a quarterly basis and provides a detailed report for each of the control areas (HVV Control Packs) as well as an HVV Dashboard indicating the health of each control area. In addition the Quarterly Business Line Review (QBLR) provides an overview of the business line trading strategy and the corresponding risk return profile. The associated formal quarterly HVV governance framework is as follows:

—

Level 1: A series of asset-class level HVV Control Pack Review meetings (chaired by the respective Market Risk Management Asset Class Head), at which the HVV Control Pack is reviewed and the HVV Dashboard status is agreed

—	Level 2: The HVV Governance Committee (chaired by the Global Head of Market Risk Management), at which the QBLRs are presented and the overall HVV Dashboard is agreed

Deutsche Bank	1 – Management Report	159
Financial Report 2013	Risk Report Trading Market Risk

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

In 2013, our value-at-risk and stressed value-at-risk multipliers remained at 4 vs. the regulatory floor of 3.

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank’s positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks: Portfolio stress testing, individual business-level stress tests, Event Risk Scenarios, and also contributes to Group-wide stress testing.

Portfolio stress testing measures the profit and loss impact of potential market events based on pre-defined scenarios of different severities, which are either historical or hypothetical and defined at a macro level. With Portfolio Stress Testing, Market Risk Management completes its perspective on risk provided by other metrics, given that the range of portfolio stress tests fills the gap between the most extreme scenarios (economic capital) and potential daily losses (value-at-risk). Besides dynamic scenarios, we have three static scenarios, which are calculated and monitored on a weekly basis against limits.

For individual business-level stress tests, market risk managers identify relevant risk factors and develop stress scenarios relating either to macro-economic or business-specific developments. Business-level stress tests capture idiosyncratic and basis risks.

Event risk scenario measures the profit and loss impact of historically observable events or hypothetical situations on trading positions for specific emerging market countries and regions. The bank’s trading book exposure to an individual country is stressed under a single scenario, which replicates market movements across that country in times of significant market crisis and reduced liquidity.

Besides these market-risk specific stress tests, Market Risk Management participates in the Group-wide stress test process, where macro-economic scenarios are defined by DB research and each risk department translates that same scenario to the relevant shocks required to apply to their portfolio. This includes credit, market and operational risks. Results are reviewed by the Stress Testing Oversight Committee.

Tail risk or the potential for extreme loss events beyond reported value-at risk is captured via stressed value- at-risk, economic capital, incremental risk charge and comprehensive risk measure. It is also captured via stress testing.

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
—

Comprehensive Risk Measure: captures incremental risk for the correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements.

—	Market Risk Standardized Approach: calculates regulatory capital for securitizations and nth-to-default credit derivatives.

Deutsche Bank	1 – Management Report	160
Financial Report 2013	Risk Report Trading Market Risk

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

Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e., characterized by high volatilities) is used as an input for the Monte Carlo Simulation. The time window selection process for the stressed value-at-risk calculation is based on the identification of a time window characterized by high levels of volatility and extreme movements in the top value-at-risk contributors. The results from these two indicators (volatility and number of outliers) are combined using chosen weights intended to ensure qualitative aspects are also taken into account (i.e., inclusion of key crisis periods).

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

We use our credit portfolio model, a core piece of our economic capital methodology, to calculate the incre-mental risk charge. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

Liquidity horizons are conservatively set to the time required to sell a position or to hedge all material relevant price risks in a stressed market. Liquidity horizons are specified at product level and reflect our actual practice and experience during periods of systematic and idiosyncratic stresses. We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Market risk managers who specialize in each product type determine liquidity horizons, with a liquidity horizon floor of 3-months. Liquidity horizons are regularly reviewed so that the act of selling or hedging, in itself, would not materially affect the price. Default and rating migration probabilities are defined by rating migration matrices which are calibrated on historical external rating data. Taking into account the trade-off between granularity of matrices and their stability we apply a global corporate matrix and a sovereign matrix comprising the seven main rating bands. Accordingly, issue or issuer ratings from the rating agencies Moody’s, S&P and Fitch are assigned to each position.

Deutsche Bank	1 – Management Report	161
Financial Report 2013	Risk Report Trading Market Risk

To quantify a loss due to rating migration, a revaluation of a position is performed under the new rating. The probability of joint rating downgrades and defaults is determined by the migration and rating correlations of the incremental risk charge model. These correlations are specified through systematic factors that represent geographical regions and industries and are calibrated on historical rating migration and equity time series. The simulation process incorporates a rollover strategy that is based on the assumption of a constant level of risk. This assumption implies that positions that have experienced default or rating migration over their liquidity horizon are re-balanced at the end of their liquidity horizon to attain the initial level of risk. Correlations between positions with different liquidity horizons are implicitly specified by the dependence structure of the underlying systematic and idiosyncratic risk factors, helping to ensure that portfolio concentrations are identified across liquidity horizons. In particular, differences between liquidity horizons and maturities of hedges and hedged positions are recognized.

Apart from regular recalibrations there have been no significant model changes in 2013.

Direct validation of the incremental risk charge through back-testing methods is not possible. The charge is subject to validation principles such as the evaluation of conceptual soundness, ongoing monitoring, process verification and benchmarking and outcome analysis. The validation of the incremental risk charge methodology is embedded in the validation process for our credit portfolio model, with particular focus on the incremental risk charge specific aspects. Model validation relies more on indirect methods including stress tests and sensitivity analyzes. Relevant parameters are included in the annual validation cycle established in the current regulatory framework. The incremental risk charge is part of the quarterly group-wide stress test using the stress testing functionality within our credit engine. Stressed incremental risk charge figures are reported on group level and submitted to the Stress Testing Oversight Committee and Cross Risk Review Committee.

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

Comprehensive risk measure is calculated on a weekly basis. Initially, the eligible trade population within the correlation trading portfolio is identified. Secondly, the risk drivers of the P&L are simulated over a one year time horizon. The trade population is then re-valued under the various Monte Carlo Simulation scenarios and the 99.9 % quantile of the loss distribution is extracted.

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

In order to maintain the quality of our comprehensive risk measure model we continually monitor the potential weaknesses of this model. Backtesting of the trade valuations and the propagation of single risk factors is

Deutsche Bank	1 – Management Report	162
Financial Report 2013	Risk Report Trading Market Risk

carried out on a monthly basis and a quarterly recalibration of parameters is performed. In addition, a series of stress tests have been defined on the correlation trading portfolio where the shock sizes link into historical distressed market conditions.

Model validation is performed by an independent team and reviews, but is not limited to, the above mentioned backtesting, the models which generate risk factors, appropriateness and completeness of risk factors, the Monte Carlo Simulation stability, and performs sensitivity analyzes.

During 2013 we have improved our comprehensive risk measure model as follows:

— Simulation of obligor defaults based on one-year credit spreads; — Extension of FX risk to include further balance sheet items; — Re-calibration of credit spreads and FX correlations.

Market Risk Standardized Approach

Market Risk Management monitors exposures and addresses risk issues and concentrations for certain exposures under the specific Market Risk Standardized Approach (“MRSA”). We use the MRSA to determine the regulatory capital charge for the interest rate risk of nth-to-default credit default swaps and for the correlation trading portfolio securitization positions which are not eligible for the comprehensive risk measure. For these positions we either assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 percent to the exposure or deduct them directly from capital. Such capital deduction items (“CDI”) are deducted in equal share from Tier 1 capital and from Tier 2 capital.

We also use the MRSA to determine the regulatory capital charge for longevity risk as set out in SolvV regulations. Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk.

Furthermore, certain types of investment funds require a capital charge under the MRSA. For risk management purposes, these positions are also included in our internal reporting framework.

Validation of Front Office models

Market Risk Management validates front office models that are used for official pricing and risk management of trading positions. New model approval, ongoing model approval and model risk assessment are the team’s key activities and related tasks include:

—  Verification of the mathematical integrity of the models and their implementation;

—  Periodic review of the models intended to ensure that the models stay valid in different market conditions;

—  Assessment of model suitability for the intended business purposes;

—  Identification of model limitations that inform model reserves; and

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

Sub limits are allocated by the Postbank Market Risk Committee to the individual operating business units. Deutsche Bank is represented by a senior member of Market Risk Management on the Postbank Market Risk Committee. The risk economic capital limits allocated to specific business activities define the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

Deutsche Bank	1 – Management Report	163
Financial Report 2013	Risk Report Trading Market Risk

Market risk at Postbank is monitored on a daily basis using a system of limits based on value-at-risk. In addition, Postbank’s Market Risk Committee has defined sensitivity limits for the trading and banking book as well as for key sub-portfolios. Postbank also performs scenario analyzes and stress tests in addition to the value-at-risk calculations. The assumptions underlying the stress tests are reviewed and validated on an ongoing basis.

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

We also apply the MRSA for the determination of the regulatory capital charge for Postbank’s trading market risk.

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

The Common Risk component of the traded market risk economic capital model is based on a modified version of our regulatory stressed value-at-risk approach. Hence the economic capital model benefits from the value-at-risk model.

In 2013 we have modified our Market Risk EC model by refining its underlying liquidity horizons framework. The liquidity horizon is a parameter assessing how quickly management intervention would lead to unwinding or materially hedging of our risk positions during times of severe market stress. The modifications mainly refer to:

—	More granular assignment of the liquidity horizons, and
—	The liquidity horizons which now also incorporate potential residual risk from market making activities following a severe market shock.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates, commodity prices and correlations.

We also continuously assess and refine our BSSTs in an effort to promote the capture of material risks as well as reflect possible extreme market moves. Additionally, risk managers use their expert judgment to define worst case scenarios based upon the knowledge of past extreme market moves. It is possible however, for our market risk positions to lose more value than our economic capital estimates since all downside scenarios cannot be predicted and simulated.

Deutsche Bank	1 – Management Report	164
Financial Report 2013	Risk Report Trading Market Risk

Economic capital for traded default risk represents an estimate of the default and migration risks of credit products at a 99.98 % confidence level, taking into account the liquidity horizons of the respective sub-portfolios. It covers the following positions:

—	Fair value assets in the banking book;
—	Unsecuritized credit products in the trading book excluding correlation trading portfolio;
—	Securitized products in the trading book excluding correlation trading portfolio and
—	Correlation trading portfolio.

The traded default risk economic capital for the correlation trading portfolio is calculated using the comprehensive risk measure. For all other positions the calculation of traded default risk economic capital is based on our credit portfolio model. Traded default risk captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. In addition, a traded default risk economic capital limit is set within the Market Risk economic capital framework while the incremental risk charge monitors the regulatory capital requirements associated with these positions. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. Exposures, recovery rates and default probabilities are derived from market information and external ratings for the trading book and internal assessments for the banking book as for credit risk economic capital. Rating migrations are governed by migration matrices, which are obtained from historical rating time series from rating agencies and internal observations. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Validation of the market risk economic capital model is performed by an independent team. The regular review covers, but is not limited to, the appropriateness of risk factors, the calibration techniques, the parameter settings, and model assumptions.

Allocation of Positions to the Regulatory Trading book

For German regulatory purposes all our positions must be assigned to either the trading book or the banking book. This classification of a position impacts its regulatory treatment, in particular the calculation of the regulatory capital charges for the position. We laid down the criteria for the allocation of positions to either the trading book or banking book in internal policy documents, which were based on the requirements applicable to the group as outlined in section 1a of the German Banking Act (KWG).

A central function in Finance is responsible for the policy guidance and is the centre of competence with regard to questions concerning its application. The Finance functions for the individual business areas are responsible for the classification of positions based on the policy requirements.

We include positions in the trading book that are financial instruments or commodities which are held with trading intent or which are held for the purpose of hedging the market risk of other trading book positions.

Positions included in the trading book must be free of any restrictive covenants regarding their transferability or able to be hedged.

Moreover, positions assigned to the trading book must be valued daily. Further information on the valuation methodology that we used is provided in Note 14 “Financial Instruments carried at Fair Value”.

As part of the ongoing procedures to confirm that the inclusion of positions in the trading book continues to be in line with the above referenced internal policy guidance, the Finance functions for our trading businesses carry out a global review of the classification of positions on a quarterly basis. The results of the review are documented and presented to the Trading Book Review Committee with representatives from Finance and Legal.

Deutsche Bank	1 – Management Report	165
Financial Report 2013	Risk Report Trading Market Risk

Re-allocations of positions between the trading book and the banking book may only be carried out in line with the internal policy guidance. They must be documented and are subject to approval by the central function in Finance described above.

Balance Sheet and Trading Book Assets and Liabilities

The tables below present trading or banking book splits for assets and liabilities of our balance sheet from a regulatory point of view.

Regulatory Trading Book Assets and Liabilities as part of the Balance Sheet

	Dec 31, 2013			Dec 31, 2012
in € m.	Balance Sheet	Trading Book	Banking Book[1]	Balance Sheet	Trading Book	Banking Book[1]

Assets

Cash and due from banks	17,155	91	17,063	27,877	251	27,626

Interest earning deposits with banks	77,984	4,391	73,593	120,637	3,706	116,931

Central banks funds sold and securities purchased under resale agreements[2]	27,363	5,784	21,578	36,570	18,872	17,698

Securities borrowed	20,870	20,712	157	24,013	23,911	102

Financial assets at fair value through profit or loss	899,257	843,374	55,883	1,209,839	1,155,080	54,759
Trading Assets[3]	210,070	187,939	22,131	254,459	231,319	23,139
Positive market values from derivative financial instruments	504,590	499,279	5,311	768,353	754,830	13,524
Financial assets designated at fair value through profit or loss	184,597	156,155	28,441	187,027	168,931	18,096

Financial assets available for sale	48,326	600	47,725	49,400	527	48,873

Equity method investments	3,581	8	3,573	3,577	0	3,577

Loans	376,582	1,617	374,964	397,377	4,368	393,009

Property and equipment	4,420	0	4,420	4,963	0	4,963

Goodwill and other intangible assets	13,932	0	13,932	14,219	0	14,219

Other assets[4]	112,539	34,995	77,545	123,702	47,708	75,993

Assets for current tax	2,322	0	2,322	2,389	0	2,389

Deferred tax assets	7,071	0	7,071	7,712	0	7,712

Total Assets	1,611,400	911,574	699,826	2,022,275	1,254,423	767,851

[1]	Includes exposure in relation to non regulatory consolidated entities.
[2]	Includes as of December 31, 2013 and as of December 31, 2012 only securities purchased under resale agreements.
[3]

The regulatory banking book primarily includes debt securities as part of our liquidity portfolio as well as traded loans which do not fulfill the criteria for being allocated to the regulatory trading book.

[4]	Regulatory trading book positions mainly include brokerage receivables and derivatives qualifying for hedge accounting.

	Dec 31, 2013			Dec 31, 2012
in € m.	Balance Sheet	Trading Book	Banking Book	Balance Sheet	Trading Book	Banking Book

Financial liabilities at fair value through profit or loss	637,404	631,182	6,222	925,193	910,970	14,223
Trading liabilities	55,804	55,604	200	54,400	54,195	205
Negative market values from derivative financial instruments	483,428	478,005	5,423	752,652	738,634	14,018
Financial liabilities designated at fair value through profit or loss	90,104	89,505	599	110,409	110,409	0
Investment contract liabilities	8,067	8,067	0	7,732	7,732	0

Remaining Liabilities	919,030	65,733	853,298	1,042,842	84,122	958,720

Total Liabilities	1,556,434	696,914	859,520	1,968,035	995,092	972,944

The vast majority of our trading book assets on our balance sheet are financial assets at fair value through profit or loss. The 27 % decrease as of December 31, 2013 compared with prior year end especially in positive market values from derivative financial instruments was principally related to interest rate derivatives and shifts in yield curves as well as from the result of our de-leveraging initiative.

Deutsche Bank	1 – Management Report	166
Financial Report 2013	Risk Report Trading Market Risk

Within liabilities the vast majority of our trading book is comprised of financial liabilities at fair value through profit or loss. The 31 % decrease as of December 31, 2013 compared with prior year end especially in negative market values from derivative financial instruments was primarily related to shifts in yield curves impacting interest rate derivatives as well as from the result of our de-leveraging initiative.

For an additional breakdown of our net interest income and net gains or losses on our trading book assets and liabilities please see Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”.

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group (excluding Postbank)
The tables and graph below present the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis.

Value-at-Risk of our Trading Units by Risk Type
in € m.	Dec 31, 2013	Dec 31, 2012[1]

Interest rate risk	27.2	27.6

Credit spread risk	37.9	47.2

Equity price risk	20.2	11.6

Foreign exchange risk[2]	12.4	9.1

Commodity price risk	7.8	7.4

Diversification effect	(57.7)	(44.8)

Total value-at-risk	47.9	58.1

[1]Risktype splits were adjusted for December 31, 2012 to align with risk management classifications, with separation of credit spread risk and inclusion of gold and other precious metals in foreign exchange risk.

[2]Includesvalue-at-risk from gold and other precious metal positions.

Value-at-Risk of our Trading Units in the Reporting Period
	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2013	2012	2013	2012[2]	2013	2012[2]	2013	2012[2]	2013	2012	2013	2012[2]	2013	2012[2]
Average	53.6	57.1	(50.0)	(66.3)	26.5	33.1	41.6	50.2	13.4	14.6	13.8	15.4	8.3	10.1

Maximum	69.0	80.1	(62.1)	(89.4)	36.6	49.0	48.0	64.3	23.9	27.4	27.8	43.2	12.8	18.0

Minimum	43.0	43.3	(38.5)	(44.2)	18.7	24.9	34.9	39.3	8.8	7.5	5.8	4.1	5.5	7.4

[1]Includesvalue-at-risk from gold and other precious metal positions.

[2]Risktype splits were adjusted for December 31, 2012 to align with risk management classifications, with separation of credit spread risk and inclusion of gold and other precious metals in foreign exchange risk.

Deutsche Bank	1 – Management Report	167
Financial Report 2013	Risk Report
	Trading Market Risk

The average value-at-risk over 2013 was € 53.6 million, which is a decrease of € 3.5 million compared with the full year 2012. There has been a reduction in average value-at-risk across all risk types with particular reductions in the level of credit spread and interest rate risk which have declined € 8.6 million and € 6.6 million respectively. The levels of volatility within the one year of historical data used in the calculation during 2013 has generally fallen, contributing to the reduction but offset by the effect of less diversification benefit across the portfolio. Overall value-at-risk has fluctuated over a narrower range during 2013 with a minimum of € 43.0 million and a maximum of € 69.0 million compared to € 43.3 million and € 80.1 million over 2012.

Regulatory Trading Market Risk Measures (excluding Postbank)

The tables below present the stresses value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis

Stressed Value-at-Risk by Risk Type

in € m.	Dec 31, 2013	Dec 31, 2012 [1]
Interest rate risk	53.0	79.1

Credit spread risk	114.4	124.5

Equity price risk	27.5	16.0

Foreign exchange risk [2]	27.0	27.4

Commodity price risk	8.9	13.6

Diversification effect	(125.3)	(114.3)

Total stressed value-at-risk of trading units	105.5	146.3

[1]

Risk type splits were adjusted for December 31, 2012 to align with risk management classifications, with separation of credit spread risk and inclusion of gold and other precious metals in foreign exchange risk.

[2]	Includes value-at-risk from gold and other precious metal positions.

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2013	2012 [2]	2013	2012 [2]	2013	2012 [2]	2013	2012 [2]	2013	2012 [2]	2013	2012 [2]	2013	2012 [2]
Average	114.0	120.6	(127.5)	(129.5)	59.3	73.3	118.1	119.4	19.2	19.8	29.6	21.1	15.2	16.4

Maximum	169.2	152.2	(166.8)	(166.1)	93.1	112.6	149.5	153.0	53.6	47.8	59.2	50.8	37.1	33.3

Minimum	75.1	91.0	(105.5)	(101.8)	44.4	49.2	90.0	93.5	4.3	7.7	12.1	7.1	7.1	10.2

[1]	Includes value-at-risk from gold and other precious metal positions
[2]

Risk type splits were adjusted for December 31, 2012 to align with risk management classifications, with separation of credit spread risk and inclusion of gold and other precious metals in foreign exchange risk.

Deutsche Bank	1 – Management Report	168
Financial Report 2013	Risk Report
	Trading Market Risk

The average stressed value-at-risk was € 114.0 million over 2013, a decrease of € 6.6 million compared with the full year 2012. This has been mainly driven by a reduction in interest rate stressed value-at-risk over 2013 which reflects an overall reduction in overall USD interest rate risk. There have also been small reductions across credit, equity and commodity on average compared to 2012. This has in part been offset by an increase in foreign exchange stressed value-at-risk coming from an increase in directional foreign exchange exposures throughout the year.

The following graph compares the development of the daily value-at-risk with the daily stressed value-at-risk and their 60 day averages, calculated with a 99 % confidence level and a one-day holding period for our trading units. Amounts are shown in millions of euro and exclude contributions from Postbank’s trading book which are calculated on a stand-alone basis.

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation. In contrast to this, the incremental risk charge amounts presented for the reporting dates and periods below are the spot values and the average, maximum and minimum values for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
in € m.	Dec 31, 2013	Dec 31, 2012
Global Finance and Foreign Exchange	82.4	70.8

Rates and Credit Trading [1]	563.4	315.5

NCOU	(3.9)	(20.9)

Emerging Markets – Debt	168.3	224.6

Other [1]	185.5	122.8

Total incremental risk charge	995.6	712.8

[1] The IRC charge for Structured Finance Business has been re-allocated from Rates and Credit Trading to Other. Amounts for December 31, 2012 have been adjusted accordingly.

Deutsche Bank	1 – Management Report	169
Financial Report 2013	Risk Report
	Trading Market Risk

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2013				2012
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Global Finance and Foreign Exchange	6.0	66.9	82.4	43.5	6.0	107.4	139.3	70.1

Rates and Credit Trading [2]	6.0	505.8	603.4	414.2	6.0	338.4	426.9	288.1

NCOU	6.0	(20.6)	(3.7)	(36.6)	6.0	(23.0)	29.1	(120.9)

Emerging Markets – Debt	6.0	179.5	205.0	156.1	6.0	197.2	273.5	150.0

Other [2]	6.0	236.5	323.9	185.1	6.0	140.7	185.5	106.1

Total incremental risk charge of trading units	6.0	968.2	1,044.8	928.5	6.0	760.7	821.5	705.9

[1]	Amounts show the bands within which the values fluctuated during the 12-week period preceding December 31, 2013 and December 31, 2012.
[2]	The IRC charge for Structured Finance Business has been re-allocated from Rates and Credit Trading to Other. Amounts for December 31, 2012 have been adjusted accordingly.

Based on 52 weeks, the annual average of our total incremental risk charge was € 877 million for the year 2013 compared with € 760 million for the year 2012. The maximum and minimum of the incremental risk charge for the year 2013 was € 1,164 million and € 667 million compared with € 878 million and € 673 million for the year 2012 respectively. The increase was driven by a more conservative parameter choice within the calculation as well as an increase in single name exposures.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. In contrast to this, the comprehensive risk measure presented for the reporting dates below is the spot values and the average, maximum and minimum values have been calculated for the 12 weeks period preceding these reporting dates.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	Dec 31, 2013	Dec 31, 2012
Correlation trading	223.8	543.8

Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2013				2012
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Correlation trading	12.0	316.0	359.6	285.9	12.0	613.4	650.9	562.8

[1]	Average, Maximum and Minimum have been calculated for the 12-week period ending December 31.

Based on 52 weeks, the annual average of our total comprehensive risk measure was € 435 million for the year 2013 compared with € 693 million for the year 2012. The maximum and minimum of comprehensive risk measure for the year 2013 was € 673 million and € 199 million compared with € 884 million and € 418 million for the year 2012 respectively. The decrease is primarily driven by de-risking within the Non Core Operating Unit, which includes unwinds, roll-offs, and improvements to the risk balance in the portfolio.

Market Risk Standardized Approach

As of December 31, 2013, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 473 million corresponding to risk weighted-assets of € 5.9 billion and further capital deduction items of € 1.5 billion corresponding to a RWA-equivalent of € 14.9 billion. As of December 31, 2012 these positions amounted to € 429 million, € 5.4 billion, € 637 million and 6.4 billion. The increase in RWA and CDI was mainly related to a regulatory-driven change in the treatment of existing transactions for trading book securitizations. In addition, increased retained securitization positions receiving a risk weight of 1,250%, which also partially replaced run-off positions, resulted in an offsetting RWA decrease but further drove the increase of the CDIs. These increases in RWA and CDI were partially offset as a result of foreign exchange movements.

Deutsche Bank	1 – Management Report	170
Financial Report 2013	Risk Report
	Trading Market Risk

offsetting RWA decrease but further drove the increase of the CDIs. These increases in RWA and CDI were partially offset as a result of foreign exchange movements.

Additionally, the capital requirement for CIUs under the market risk standardized approach was € 78 million corresponding to risk weighted-assets of € 977 million as of December 31, 2013, which were derived from positions newly allocated to the market risk standardized approach.

For nth-to-default credit default swaps the capital requirement reduced to € 5 million corresponding to risk weighted-assets of € 63 million compared with € 14 million and € 172 million as of December 31, 2012. This development was driven by certain positions becoming eligible for our comprehensive risk measurement model based on improved market liquidity.

The capital requirement for longevity risk under the market risk standardized approach with € 29 million corresponding to risk weighted-assets of € 363 million declined marginal compared with € 32 million and € 404 million as of December 31, 2012.

Value-at-Risk at Postbank The tables below present the value-at-risk metrics of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period.
Value-at-Risk of Trading Book of Postbank trading book
in € m.	Dec 31, 2013	Dec 31, 2012
Interest rate risk[1]	0.0	0.4

Credit spread risk[1]	0.0	1.2

Equity price risk	0.0	0.1

Foreign exchange risk	0.1	0.2

Commodity price risk	0.0	0.0

Diversification effect[1]	0.0	(0.6)

Total value-at-risk of Postbanks trading book	0.1	1.2

[1] Due to the separation of credit spread risk, amounts were adjusted for December 31, 2012.

The decrease in Postbank’s value-at-risk to € 0.1 million at year end 2013 from € 1.2 million at year end 2012 is largely due to further reduction of overall position taking and transfer of positions into the regulatory banking book in line with Postbank’s trading book strategy. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Average, Maximum and Minimum Value-at-Risk of Postbank trading book

	Total		Diversification effect[1]		Interest rate risk[1]		Credit spread risk[1]		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Average	0.3	3.4	(0.2)	(1.9)	0.2	1.9	0.1	3.2	0.0	0.1	0.1	0.1	0.0	0.0

Maximum	1.1	5.9	(0.9)	(3.8)	0.5	3.5	1.1	5.0	0.1	0.2	0.5	0.7	0.0	0.0

Minimum	0.1	0.9	(0.0)	(0.6)	0.0	0.4	0.0	0.9	0.0	0.0	0.1	0.0	0.0	0.0

[1] Due to the separation of credit spread risk, amounts were adjusted for December 31, 2012.

Results of Regulatory Backtesting of Trading Market Risk

In 2013, we observed two global outliers compared with two outliers in 2012, which were in line with our expectations based upon the applied 99 % confidence level. The outliers, of which one occurred in June 2013 and one in August 2013, were principally driven by market movements outside the historical 1 year 99 percentile level. Based on the backtesting results, our analysis of the underlying reasons for outliers and enhancements included in our value-at-risk methodology we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

Deutsche Bank	1 – Management Report	171
Financial Report 2013	Risk Report
	Trading Market Risk

The following graph shows the daily buy-and-hold trading results in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of our trading positions with the buy and hold income. Figures are shown in millions of euro and exclude contributions from Postbank’s trading book which is calculated on a stand-alone basis.

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units (excluding Postbank). It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Our trading units achieved a positive actual income for 94 % of the trading days in 2013 (versus 96 % in 2012).

Deutsche Bank	1 – Management Report	172
Financial Report 2013	Risk Report
	Nontrading Market Risk

Economic Capital Usage for our Trading Market Risk

The economic capital usage for trading market risk was € 4.2 billion at year-end 2013 compared with € 4.7 billion at year-end 2012. Our trading market risk economic capital usage decreased by approximately € 493 million, or 11%. This decrease was mainly driven by reductions from within NCOU.

Postbank’s contribution to the economic capital usage for our trading market risk was minimal.

Valuation of Market Risk Positions

For details about our methods for determining fair value see the respective section in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our financial statements.

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

The market risk component of our nontrading activities is overseen by dedicated groups within our risk management organization. Due to the variety of businesses and initiatives subject to nontrading market risk exposure, coverage is split into three main areas:

— Market Risk Management – covering market risks arising in the business units PBC, GTB, DeAWM and Treasury and NCOU activities, such as structural foreign exchange risks & equity compensation risks, as well as pension risks.

— CRM Principal Investments – specializing in the risk-related aspects of our nontrading alternative asset activities and performing regular reviews of the risk profile of the banks alternative asset portfolios.

— Asset Management Risk – specializing in the fiduciary risk related aspects of our asset and fund management business in the DeAWM Corporate Division. Key risks in this area arise from operational and/or principal guarantees and reputational risk related to managing client funds.

The Risk Executive Committee and the Capital and Risk Committee oversee nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, strategic investments may require approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee & Risk Executive Committee are also members of the Group Investment Committee, establishing a close link between these committees.

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

Deutsche Bank	1 – Management Report	173
Financial Report 2013	Risk Report
	Nontrading Market Risk

Assessment of Market Risk in Nontrading Portfolios

The majority of market risk in our nontrading portfolios is quantified through the use of stress testing procedures. We use stress tests that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products. This assessment forms the basis of the economic capital calculations which enable us to monitor, aggregate and manage our nontrading market risk exposure.

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

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the DeAWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily in the PBC division and on a weekly basis for DeAWM. The global interest rate in the banking book is reported on a monthly basis.

The changes of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points was below 1 % of our total regulatory capital at December 31, 2013. Consequently, outright interest rate risk in the banking book is considered immaterial for us.

Our PBC, GTB and DeAWM businesses are subject to model risk with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyzes and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

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

The bulk of nontrading foreign exchange risk is related to unhedged structural foreign exchange exposure, mainly in our U.S., U.K. and China entities. Structural foreign exchange exposure arises from local capital (including retained earnings) held in the Bank’s consolidated subsidiaries and branches and from investments accounted for at equity. Change in foreign exchange rates of the underlying functional currencies result in revaluation of capital and retained earnings and are recognized in other comprehensive income booked as Currency Translation Adjustments (“CTA”).

Deutsche Bank	1 – Management Report	174
Financial Report 2013	Risk Report Nontrading Market Risk

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

Strategic investments typically relate to acquisitions made by us to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise of assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature. The majority of the non-strategic investment portfolio has been moved to the NCOU and its mandate to achieve accelerated de-risking and capital relief.

Pension Risk

Deutsche Bank is exposed to market risk from a number of defined benefit pension schemes for past and current employees. The ability of the pension schemes to meet the projected pension payments, is maintained through investments and ongoing plan contributions. Market risk materializes due to a potential decline in the market value of the assets or an increase in the liability of each of the pension plans. Market Risk Management monitors and reports all market risks both on the asset and liability side of our defined benefit pension plans including interest rate risk, inflation risk, credit spread risk, equity risk and longevity risk. For details on our defined benefit pension obligation see Additional Note 35 “Employee Benefits”.

Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital and liquidity risk management activities of our treasury department. Besides the structural foreign exchange capital hedging process this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in DeAWM, primarily results from principal guaranteed funds, but also from co-investments in our funds.

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area

Economic Capital Usage of Nontrading Portfolios by Business Division

			2013 increase (decrease) from 2012
in € m.	Dec 31, 2013	Dec 31, 2012	in € m.	in %
Corporate Banking & Securities	333	818	(485)	(59)

Global Transaction Banking	143	136	7	5

Deutsche Asset & Wealth Management	1,295	1,235	60	5

Private & Business Clients	2,964	3,162	(198)	(6)

Non-Core Operations Unit	1,362	2,336	(974)	(42)

Consolidation & Adjustments	2,444	808	1,636	202

Total	8,541	8,495	46	1

Nontrading market risk economic capital usage totaled € 8,541 million as of December 31, 2013, which is € 46 million, or 0.5%, above our economic capital usage at year-end 2012.

Deutsche Bank	1 – Management Report	175
Financial Report 2013	Risk Report Nontrading Market Risk

Increases in economic capital usage were largely driven by the implementation of a more conservative methodology for structural foreign exchange risk and pension risk with regards to applied liquidity horizon and treatment of longevity risk offset by substantial decrease in exposures for banking books with material credit spread risk.

The decrease in economic capital usage for CB&S was mainly driven by guaranteed funds risk caused by a transfer of assets to DeAWM and lower interest rate risk exposure. At DeAWM the economic capital usage further decreased following decreased interest rate risk due to risk mitigation positions. The reduction of credit spread risks mainly caused the economic capital movement in PBC and NCOU. Both the large increase in structural foreign exchange risk and the increase in pension risk are reflected in Consolidation & Adjustments.

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios.

	Carrying value		Economic capital usage
in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Strategic investments	3,257	3,015	1,277	1,230

Alternative assets	4,761	5,666	1,722	1,966
Principal investments	1,526	2,061	718	898
Other nonstrategic investment assets	3,234	3,605	1,004	1,068

Other nontrading market risks[1]	N/A	N/A	5,542	5,299
thereof:
Interest rate risk	N/A	N/A	1,557	1,390
Credit spread risk	N/A	N/A	444	1,636
Equity compensation risk	N/A	N/A	(262)	(303)
Pension risk	N/A	N/A	734	340
Structural foreign exchange risk	N/A	N/A	2,037	828
Guaranteed funds risk	N/A	N/A	988	1,364

Total nontrading market risk portfolios	8,018	8,681	8,541	8,495

[1]	N/A – Indicates that the risk is mostly related to off-balance sheet and liabilities items.

The total economic capital figures for nontrading market risk currently do not take into account diversification benefits between the different asset categories except for those of banking book interest rate & credit spread risks, equity compensation risk, pension risk and structural foreign exchange risk.

—	Strategic investments. Economic capital usage was mainly driven by our participation in Hua Xia Bank Company Limited.
—

Alternative assets. The nontrading market risk economic capital decreased during 2013 mainly driven from further de-risking initiatives within the alternative assets portfolio, valuations and foreign exchange effects.

—	Other nontrading market risks:
—

Interest rate risk. Besides the allocation of economic capital to residual outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates (“DRE”), volatility of deposit balances and Deutsche Bank’s own credit spread. Economic capital is derived by stressing modelling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2013 was € 1,557 million, versus € 1,390 million for December 31, 2012, predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar.

—

Credit spread risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 444 million as of December 31, 2013, versus € 1,636 million as of December 31, 2012. The decrease in economic capital usage was driven by a substantial reduction in exposure due to de-risking activities and the alignment of the calculation methodology with the traded market risk methodology leading to increased diversification benefits.

Deutsche Bank	1 – Management Report	176
Financial Report 2013	Risk Report Nontrading Market Risk

—

Equity compensation risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € (262) million as of December 31, 2013 on a diversified basis, compared with € (303) million as of December 31, 2012. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.

—

Pension risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 734 million and € 340 million as of December 31, 2013 and December 31, 2012 respectively. The increase was predominantly due to a more conservative treatment of longevity risk in the model and a decrease of diversification benefit after alignment of the calculation methodology with the traded market risk economic capital calculation.

—

Structural foreign exchange risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 2,037 million as of December 31, 2013 on a diversified basis versus € 828 million as of Decem-ber 31, 2012. The increase is largely due to the implementation of a more conservative liquidity horizon for deriving the foreign exchange shock in the economic capital positions, reflecting the long term strategic nature of this position.

—

Guaranteed funds risk. The decrease in economic capital usage to € 988 million as of December 31, 2013 was triggered predominately by lower interest rate risk due to risk mitigating positions. As of December 31, 2012 the economic capital amounted to € 1,364 million.

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

For details on our accounting and valuation policies related to AFS equity instruments and investments in associates and joint ventures please refer to Notes 1 “Significant Accounting Policies and Critical Accounting Estimates”, 14 “Financial Instruments carried at Fair Value” and 17 “Equity Method Investments”.

Equity Investments Held

The following section on Equity Investments Held, ending on page 177, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited.

The tables below present IFRS classifications and the gains (losses) for equity investments held. These equity investments principally constitute equity positions in the regulatory banking book or capital deductions according to Section 10 (6) KWG. However, the following aspects need to be considered when comparing the equity investments held – presented below – with the equity position in the regulatory banking book:

—	Equity investments held by entities, which are consolidated for IFRS purposes but not consolidated for regulatory purposes, are included in the tables.
—	Collective investment undertakings, which are disclosed for IFRS purposes, are treated differently for regulatory purposes and are not included in the tables.
—

Entities holding equity investments which are considered for regulatory purposes but not consolidated according to IFRS, do not provide IFRS balance sheet and profit or loss information, and are excluded from these tables. The regulatory exposure value (“EAD”) of these excluded equity investments amounted to € 176 million as of December 31, 2013, and € 246 million as of December 31, 2012.

—

Other positions like equity underlyings resulting from derivative transactions or certain subordinated bonds which from a regulatory point of view are also assigned to the exposure class “Equity in the banking book” are excluded from the tables. Their EAD amounted to € 167 million as of December 31, 2013, and € 217 million as of December 31, 2012.

Deutsche Bank	1 – Management Report	177
Financial Report 2013	Risk Report Nontrading Market Risk

—

The regulatory equity position includes € 3.3 billion EAD as of December 31, 2013, and € 3.2 billion EAD as of December 31, 2012, in respect of equity investments which are Group-internal from an IFRS perspective.

—

“Non-exchange-traded positions” combine the two regulatory equity classes “Non-exchange-traded, but belonging to an adequately diversified equity portfolio” and “Other equity positions” according to Section 78 SolvV.

Equity Investments According to IFRS Classification

	Carrying value
in € m.	Dec 31, 2013	Dec 31, 2012
Financial assets available for sale – equity instruments	1,226	1,179
Exchange-traded positions	327	616
Non-exchange-traded positions	899	563

Equity method investments	3,574	3,575
Exchange-traded positions	52	2,395
Non-exchange-traded positions	3,522	1,180

Financial assets designated at fair value through profit or loss – equity instruments	119	104
Exchange-traded positions	0	0
Non-exchange-traded positions	119	104

Total equity investments	4,919	4,858

A difference between the carrying value of the investment positions and their fair value was only observable for the exchange-traded equity method investments, which had a carrying value of € 2.6 billion and a fair value of € 1.9 billion as of December 31, 2013 compared with € 2.4 billion and a fair value of € 1.8 billion as of December 31, 2012.

Realized Gains (Losses) in the Reporting Period and Unrealized Gains (Losses) at Year-end from Equity Investments

in € m.	2013	2012
Gains and losses on disposal	97	325

Impairments	(110)	(402)

Pro-rata share of net income (loss)	433	397

Total realized gains (losses) from equity investments	420	320

	Dec 31, 2013	Dec 31, 2012
Unrealized revaluation gains (losses)	424	345

Difference between carrying value and fair value	(682)	(568)

Total unrealized gains (losses) from equity investments	(258)	(223)

For AFS equity investments, the components considered are realized gains and losses from sales and liquidations as well as unrealized revaluation gains and losses and impairments. For equity method investments, the gain and loss elements consist of realized gains and losses from sales and liquidations, pro-rata share of net income (loss), impairments and unrealized revaluation gains (losses) in form of the differences between carrying amounts and fair values. In this respect, the realized gains (losses) on disposals, the impairments and the pro-rata share of net income (loss) are referring to the reporting period 2013 and 2012 whereas the unrealized revaluation gains (losses) as well as the difference between the carrying values and the fair values for the at equity investments represent the amounts as of December 31, 2013, and December 31, 2012.

The valuation gains (losses) presented are in relation to equity investments. Overall the unrealized gains (losses) on listed securities as to be determined for regulatory purposes were € 294 million as of December 31, 2013, 45 % of which was included in Tier 2 capital, and € 122 million as of December 31, 2012, 45 % of which was included in Tier 2 capital.

Deutsche Bank	1 – Management Report	178
Financial Report 2013	Risk Report Operational Risk

Operational Risk

Definition of Operational Risk

Operational risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, and includes legal risk. Operational risk excludes business and reputational risk.

Particular prominent examples of operational risks are the following:

—

Fraud Risk is the risk of incurring losses as a result of an intentional act or omission by an employee or by a third party involving dishonesty, for personal and/or business gain or to avoid personal and/or business loss such as falsification and/or alteration of records and/or reports, facilitation, breach of trust, intentional omission, misrepresentation, concealment, misleading, and abuse of position in order to obtain personal gain, business advantage and/or conceal improper/unauthorized activity.

—

Business Continuity Risk is the risk of incurring losses resulting from the interruption of normal business activities. Interruptions to our infrastructure as well as to the infrastructure that supports our businesses (including third party vendors) and the communities in which we are located (including public infrastructure like electrical, communications and transportation) can be caused by: (i.) deliberate acts such as sabotage, terrorist activities, bomb threats, strikes, riots and assaults on the bank’s staff; (ii.) natural calamities such as hurricanes, snow storms, floods, disease pandemic and earthquakes; or (iii.) other unforeseen incidents such as accidents, fires, explosions, utility outages, and political unrest.

—

Regulatory Compliance Risk is the potential that we may incur regulatory sanctions (such as restrictions on business activities, fines or enhanced reporting requirements), financial and/or reputational damage arising from its failure to comply with applicable laws, rules and regulations.

—

Information Technology Risk is the risk that our Information Technology will lead to quantifiable losses. This comes from inadequate information technology and processing in terms of manageability, exclusivity, integrity, controllability, and continuity.

—

Vendor Risk arises from adverse events and risk concentrations due to failures in vendor selection, insufficient controls and oversight over a vendor and/or services provided by a vendor and other impacts to the vendor which could not happen to us by nature, severity or frequency.

Legal Risk may materialize in any of the above risk categories. This may be due to the fact that in each category we may be the subject of a claim or proceedings alleging non-compliance with contractual or other legal or statutory responsibilities; or we may otherwise be subject to losses allegedly deriving from other law or legal circumstances applicable to any of the above categories.

Organizational Structure

The Head of Operational Risk Management (“ORM”) chairs the Operational Risk Management Committee (“ORMC”), which is a permanent sub-committee of the Risk Executive Committee and is composed of the operational risk officers from our business divisions and infrastructure functions. It is the main decision-making committee for all operational risk management matters.

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

Deutsche Bank	1 – Management Report	179
Financial Report 2013	Risk Report Operational Risk

In order to cover the broad range of operational risk as outlined in the definition of operational risk, our framework applies a number of techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risk.

The applied techniques are:

—

The continuous collection of operational risk loss events is a prerequisite for operational risk management including detailed analyzes, definition of mitigating actions and timely information to senior management. We collect all losses above € 10,000 in our “db-Incident Reporting System” (“dbIRS”).

—	Our Lessons Learned process is required for events, including near misses, above € 1 million. This process includes but is not limited to:

—	systematic risk analyzes including a description of the business environment in which the loss occurred, including previous events, near misses and event-specific Key Risk Indicators (“KRI”),
—	consideration of any risk management decisions in respect of the specific risk taken,
—	root cause analyzes,
—	identification of control improvements and other actions to prevent and/or mitigate recurrence, and
—	assessment of the residual operational risk exposure.
The Lessons Learned process serves as an important mean to identify inherent areas of risk and to define appropriate risk mitigating actions. All corrective actions are captured and monitored for resolution via actions plans in our tracking system “dbTrack”. Performance of corrective actions is reported on a monthly basis to senior management via the ORMC.
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

—

Regular operational risk profile reports at Group level for our business divisions, for the countries in which we operate and for our infrastructure functions are reviewed and discussed with the department’s senior management. The regular performance of the risk profile reviews enables us to detect changes to the business unit’s risk profiles as well as risk concentrations across the Group early and to take corrective actions.

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

—

We monitor risk mitigating measures identified via operational risk management techniques for resolution within our tracking tool “dbTrack”. Residual operational risks rated higher than important need to be accepted by the bearing divisions and the ORMC.

—

We perform top risk analyzes in which the results of the aforementioned activities are considered. The Top Risk Analyzes are a primary input for the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning we define capital and expected loss targets which are monitored on a regular basis within a quarterly forecasting process.

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

Deutsche Bank	1 – Management Report	180
Financial Report 2013	Risk Report Operational Risk

Additional methodologies and tools implemented by the responsible divisions are utilized to complement the global operational risk framework and specifically address the individual risk types. These include but are not limited to:

—

We have created a new “Legal Risk Management” (“LRM”) function in the Legal Department. This function is exclusively dedicated to the identification and management of legal risk. In addition to being used for reporting purposes, LRM analysis’ are applied: in the context of independent portfolio management/risk appetite assessment; through remediation of highlighted issues (whether via new or existing initiatives); and also as a further means of Legal’s input being a significant decision-making criterion for our businesses. The LRM function has a mandate to undertake a broad variety of tasks aimed at proactively managing legal risk, including: devising, implementing and overseeing an Annual Legal Risk Assessment Program; agreeing and participating in resultant portfolio reviews and mitigation plans; administering the Legal Lessons Learned process (see below); and participating in our Legal Risk Appetite assessment.

—

Legal Lessons Learned process: The LRM function is responsible for the Legal Lessons Learned process. On a quarterly basis, LRM receives from the Legal Department (both litigators and business-focussed lawyers) and from Divisional Operational Risk Officers (DOROs) details of potential legal risk issues arising from the Bank’s activities. Through discussion between Legal, ORM and the DOROs, any steps necessary to remediate such issues should be identified. These steps are then tracked by ORM to completion.

—

The operational risk from outsourcing is managed by the Vendor Risk Management (VRM) Process and documented in the VRM database. The outsourcing risk is assessed and managed for all outsourcing arrangements individually following the Vendor Risk Management Policy in line with the overall ORM framework. A broad governance structure is established to promote appropriate risk levels.

—

Fraud Risk is managed based on section 25a of the German Banking Act as well as other legal and regulatory requirements on a risk based approach, governed by the Global Anti-Fraud Policy and corresponding Compliance and Anti-Money-Laundering (AML) framework. In line with regulatory requirements a global risk assessment is performed on a regular basis. Within the general management of operational risks dedicated Fraud Risk relevant aspects are part of the Self Assessments.

—

Deutsche Bank manages Business Continuity (BC) Risk with its Business Continuity Management (BCM) Program, which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program each of our core businesses functions and infrastructure groups institute, maintain and periodically test business continuity plans (“BC Plans”) to ensure continuous and reliable service. The BCM Program has defined roles and responsibilities, that are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Reporting to the Group Resiliency Committee which is a sub-committee of the Group Operating Committee is a quarterly requirement. Furthermore, key information of the established BCM control environment is used within the general operational risks for KRIs.

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

—

We are in process to implement an enhanced approach for assessing material operational risks stemming from process/system changes via an embedded ORM framework for change-the-bank operational risk assessments. Identified risks and mitigating actions will be tracked in Deutsche Bank’s systems as mentioned above.

Deutsche Bank	1 – Management Report	181
Financial Report 2013	Risk Report Operational Risk

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital for operational risk using the internal Advanced Measurement Approach (“AMA”) methodology. Our AMA capital calculation is based upon the loss distribution approach (“LDA”). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association (“ORX”) consortium data), adjusted for direct recoveries, and external scenarios from a public database complemented by internal scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both a qualitative adjustment (“QA”) and an expected loss (“EL”) deduction are made.

The qualitative adjustment (“QA”) reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and Self Assessment scores focusing on the business environment and internal control factors. The qualitative adjustment is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve the management of operational risks in their areas.

The expected loss (“EL”) for operational risk is based on historical loss experience and expert judgment considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans it is deducted from the AMA capital figure within certain constraints. The unexpected losses per business division (after QA and EL) are aggregated to produce the Group AMA capital figure.

Regulatory and economic capital for operational risk is calculated on a quarterly basis. The used internal data is captured in a snapshot at the beginning of the quarterly production cycle and undergoes a quality assurance and sign-off. Therefore, the complete history of previous quarter’s internal losses is taken into account in the calculation of the capital figures. ORX external data is submitted by the ORX members and also undergoes a quality assurance and sign-off. This data is recognized in the capital calculation at the earliest time after six months. For the additional external loss data sourced from the IBM OpData (formerly named OpVantage) we use the data available twice a year (in the first and third quarters).

Economic capital is derived from the 99.98 % percentile and allocated to the business divisions and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % percentile.

Since December 2007, we have maintained approval by the BaFin to use the AMA. In 2012, the integration of Postbank into our Group-wide framework was finalized. On May 15, 2013, BaFin approved the integration of Postbank into our regulatory capital calculation, which has been reflected since the second quarter of 2013.

Operational Risk – Risk Profile

Operational Risk Losses by Event Type (Profit and Loss view)

in € m.	Dec 31, 2013	Dec 31, 2012
Clients, Products and Business Practices	2,384	1,989

Internal Fraud	970	861

External Fraud	(69)	28

Execution, Delivery and Process Management	53	54

Others	32	19

Group	3,370	2,951

Deutsche Bank	1 – Management Report	182
Financial Report 2013	Risk Report Operational Risk

Profit and loss based operational losses increased by € 420 million or 14 % compared to year-end 2012. The increase was dominated by event types “Clients, Products and Business Practices” and “Internal Fraud” due to reached settlements and increased litigation reserves for unsettled cases. The decrease in “External Fraud” is predominately caused by a gain from a direct recovery. Event type “Execution, Delivery and Process Management” is stable and the other event types increased slightly.

The above left pie chart “Frequency of Operational Losses” summarizes operational risk events which occurred in the five-year period 2009-2013, based on the period in which a loss was first recognized for that event. For example, for a loss event that was first recognized in 2002 with an additional profit/loss event recognized in 2013, the frequency chart would not include the loss event while the loss distribution chart would include the profit/loss recognized in the respective period. Frequencies are dominated by the event type “External Fraud” with a frequency of 63 % of all observed loss events. The event types “Execution, Delivery and Process Management” contribute with 25 % and “Clients, Product and Business Practices” with 10%. Others are stable at 2%. The event type “Internal Fraud” has a low frequency, resulting in 0.3 % of the loss events in the period 2009-2013 and is unchanged compared to 2008-2012.

The above right pie chart “Distribution of Operational Losses” summarizes operational risk loss postings recognized in the profit/loss in the five-year period 2009-2013. The event type “Clients, Product and Business Practices” dominates the operational loss distribution with a share of 65 % and is determined by outflows related to litigation, investigations and enforcement actions. “Internal Fraud” has the second highest share of 22 % which is related to the regulatory matters we have experienced in recent years. Finally event types “External Fraud” with 8 % and “Execution, Delivery and Process Management” with 4 % are minor compared to the other event types.

Economic Capital usage for Operational Risks

The economic capital usage for operational risk increased by € 235 million, or 4.7%, to € 5.3 billion as of December 31, 2013.

Deutsche Bank	1 – Management Report	183
Financial Report 2013	Risk Report Operational Risk

Economic Capital Usage for Operational Risk by Business Division

			2013 increase (decrease) from 2012
in € m.	Dec 31, 2013	Dec 31, 2012	in € m.	in %

Corporate Banking & Securities	2,475	2,049	426	21

Global Transaction Banking	96	38	59	156

Deutsche Asset & Wealth Management	580	559	22	4

Private & Business Clients	803	227	576	253

Non-Core Operations Unit	1,298	2,145	(847)	(40)

Total economic capital usage for operational risk	5,253	5,018	235	5

The economic capital usage for operational risk increased to € 5.3 billion as of December 31, 2013, compared with € 5.0 billion at year-end 2012. This is mainly driven by the implementation of a change in our AMA Model to better estimate the frequency of Deutsche Bank specific operational risk losses entering it. The change led to an increased economic capital usage of € 191 million. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as that of the industry as a whole. The related operational risk losses that have materialized and give rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions. The economic capital continues to include the safety margin applied in our AMA Model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

The execution of our divestment strategy in NCOU has resulted in a reduced balance sheet, which triggered a review of our operational risk allocation framework. In line with the NCOU business wind down, we reallocated economic capital for operational risk amounting to € 892 million to our Core Bank in the third quarter of 2013.

Our Operational Risk Management Stress Testing Concept

We conduct stress testing on a regular basis and separate from our AMA methodology to analyze the impact of extreme situations on our capital and the profit-and-loss account. In 2013, Operational Risk Management took part in all firm-wide stress test scenarios and assessed and contributed the Operational Risk impact to the various stress levels of the scenarios. The Operational Risk impact to stress test scenarios has been moderate and remained in the expected range in regards to capital, but intense for simulated low-frequency high-impact event hits that would be recorded on the Consolidated Statement of Income.

Our AMA Model Validation and Quality Assurance Review Concept

We independently validate all our AMA model components such as but not limited to scenario analysis, KRIs and Self Assessments, Expected Loss and internal loss data individually. The results of the validation exercise are summarized in validation reports and issues identified are followed up for resolution. This promotes enhancement of the methodologies. The validation activities performed in 2013 detected an area of improvement in our AMA model regarding the estimation of the loss frequency. This has already been addressed and led to an economic capital increase of € 191 million.

Quality Assurance Reviews are performed for the AMA components requiring data input provided by business divisions and result in capital impact. The AMA components data and documentation is challenged and compared across business divisions to help us maintain consistency and adequacy for any capital calculation.

Role of Corporate Insurance/Deukona

The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona (CI/D). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

Deutsche Bank	1 – Management Report	184
Financial Report 2013	Risk Report
	Liquidity Risk

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

The regulatory capital figure includes a deduction for insurance coverage amounting to € 522 million as of December 31, 2013 compared with € 474 million as of December 31, 2012. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

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

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2013.

Liquidity Risk Management Framework

The Management Board defines our liquidity risk strategy, and in particular our tolerance for liquidity risk based on recommendations made by the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Our Treasury function is responsible for the management of our liquidity and funding risk globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage our liquidity risk position. Liquidity Risk Control is responsible for the internal reporting on liquidity and funding which is submitted to the Management Board at least weekly via a Liquidity Scorecard. In addition Liquidity Risk Control is responsible for the oversight and validation of the bank’s liquidity risk framework. Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and local management.

Deutsche Bank	1 – Management Report	185
Financial Report 2013	Risk Report
	Liquidity Risk

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e., the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. The monthly stress testing results are used to calibrate our short-term wholesale funding profile limits (both unsecured and secured) which are a key tool to support compliance with the Board’s overall liquidity risk tolerance.

Short-term Liquidity and Wholesale Funding

Our Group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. We consider as wholesale funding for this purpose unsecured liabilities raised primarily by our Global Liquidity Management business as well as secured liabilities primarily raised by our Global Liquidity Management and Equities businesses. Such liabilities primarily come from corporates, banks and other financial institutions, governments and sovereigns. Wholesale funding profile limits, which are calibrated against our stress testing results and are approved by the Management Board according to internal governance, express our maximum tolerance for liquidity risk. The wholesale funding limits apply to the respective cumulative global cash outflows as well as the total volume of unsecured wholesale funding and are monitored on a daily basis. Our Liquidity Reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

Funding Markets and Capital Markets Issuance

Credit markets in 2013 were affected by continued political uncertainties in the Eurozone and the U.S., the ongoing low interest rate environment as well as the U.S. Federal Reserve’s plans to taper its quantitative easing program. Our 5 year CDS traded within a range of 81 – 136 bps, peaking in March. Since then, the spread has declined and as of year-end was trading close to its lows for the year. The spreads on our bonds exhibited similar volatility. For example, our 4 year EUR benchmark (5.125 % coupon, maturing in August 2017) traded in a range of 20 – 57 bps, also closing the year near its lows.

Our 2013 funding plan of up to € 18 billion, comprising debt issuance with an original maturity in excess of one year, was fully completed and we concluded 2013 having raised € 18.6 billion in term funding. This funding was broadly spread across the following funding sources: unsecured benchmark issuance (€ 4.5 billion), subordinated benchmark issuance (€ 1.1 billion), unsecured retail-targeted issuance (€ 5.6 billion) and unsecured and secured private placements (€ 7.5 billion). Of the € 18.6 billion total, the majority was in EUR (€ 10.2 billion). We also issued € 5.6 billion in U.S. dollar and smaller amounts in JPY and GBP. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (30%), banks (23%), asset managers and pension funds (20%), insurance companies (4%) and other, including institutional investors (23%). The geographical distribution was split between Germany (25%), Rest of Europe (45%), US (19%), Asia Pacific (9%) and Other (2%). Of our total capital markets issuance outstanding as of December 31, 2013, approximately 80 % was issued on an unsecured basis.

The average spread of our issuance over the relevant floating index (i.e., Libor) was 36 bps for the full year with an average tenor of 4.4 years. Our issuance activities were higher in the first half of the year with volumes decreasing in the second half of the year 2013. We issued the following volumes over each quarter: € 6.0 billion, € 6.5 billion, € 2.7 billion and € 3.4 billion, respectively.

In 2014, our base case funding plan is € 20 billion which we plan to cover by accessing the above sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 20 billion in 2014.

Deutsche Bank	1 – Management Report	186
Financial Report 2013	Risk Report
	Liquidity Risk

For information regarding the maturity profile of our wholesale funding and capital markets issuance please refer to the table on pages 187 to 188.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources are capital markets and equity, retail, and transaction banking clients. Other customer deposits and borrowing from wholesale clients are additional sources of funding. Unsecured wholesale funding represents unsecured wholesale liabilities sourced primarily by our Global Liquidity Management business. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To promote the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe.

In 2013, we have reduced our overall funding volume in line with the broader balance sheet de-leveraging. Total external funding declined by € 117 billion (11%) during the year of which the majority came in our CB&S business, in particular we reduced unsecured wholesale funding by € 20 billion (21%) and secured funding and shorts by € 43 billion (22%). We also saw smaller reductions from capital markets and equity (€ 17 billion, 8%), transaction banking (€ 16 billion, 8%) and retail clients (€ 9 billion, 3%). The overall proportion of our most stable funding sources (comprising capital markets and equity, retail, and transaction banking) increased from 62 % to 66%.

Unsecured wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year. In addition, included within financing vehicles, is € 11 billion of asset-backed commercial paper (ABCP) issued through conduits.

The overall volume of unsecured wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. Higher volumes, primarily in secured funding transactions, are largely driven by increased client related securities financing activities as well as intra quarter growth in liquid trading inventories.

To avoid any unwanted reliance on these short-term funding sources, and to promote a sound funding profile at the short end, which complies with the defined risk tolerance, we have implemented limit structures (across tenor) to these funding sources, which are derived from our stress testing analysis. In addition we are setting a limit on the total volume of unsecured wholesale funding to manage the reliance on this funding source as part of the overall funding diversification.

The following chart shows the composition of our external funding sources that contribute to the liquidity risk position, both in EUR billion and as a percentage of our total external funding sources.

Deutsche Bank	1 – Management Report	187
Financial Report 2013	Risk Report
	Liquidity Risk

The following table shows the contractual maturity of our short-term wholesale funding (comprising unsecured wholesale funding plus asset-backed commercial paper), as well as our capital markets issuance.

Maturity of wholesale funding and capital markets issuance

								Dec 31, 2013

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	14,446	5,704	5,536	1,350	27,035	9	148	27,192

Deposits from other wholesale customers	5,589	4,419	861	259	11,127	129	128	11,384

CDs and CP	4,819	19,135	7,188	3,646	34,789	31	14	34,834

ABCP	5,221	4,833	541	0	10,596	0	0	10,596

Senior unsecured plain vanilla	2,364	1,632	3,203	3,561	10,760	10,014	32,851	53,625

Senior unsecured structured notes	470	1,566	1,257	3,585	6,877	4,312	19,746	30,935

Covered bonds/ABS	149	1,208	113	1,660	3,130	1,677	20,457	25,263

Subordinated liabilities	255	4,527	1,137	670	6,588	2,511	10,948	20,048

Other	70	21	6	0	97	0	76	173

Total[1]	33,382	43,046	19,841	14,730	110,999	18,683	84,368	214,050

Thereof secured	5,370	6,042	654	1,660	13,726	1,677	20,457	35,859

Thereof unsecured	28,012	37,004	19,187	13,070	97,274	17,006	63,911	178,190

[1]	Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

Deutsche Bank	1 – Management Report	188
Financial Report 2013	Risk Report
	Liquidity Risk

The total volume of wholesale liabilities and capital markets issuance maturing within one year amounting to € 111 billion as of December 31, 2013, should be viewed in the context of our total Liquidity Reserves of € 196 billion. The reduction in the volume maturing within one year is primarily driven by our balance sheet de-leveraging initiatives.

								Dec 31, 2012

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	24,627	5,820	2,542	870	33,859	25	214	34,098

Deposits from other wholesale customers	20,776	1,996	779	465	24,015	185	294	24,495

CDs and CP	9,978	14,880	5,329	3,625	33,812	283	183	34,277

ABCP[2]	6,127	5,614	575	0	12,316	0	0	12,316

Senior unsecured plain vanilla	1,972	4,921	5,101	4,489	16,483	6,929	37,419	60,832

Senior unsecured structured notes	969	1,271	1,331	2,640	6,210	4,611	21,184	32,005

Covered bonds/ABS	1,501	1,120	0	11	2,631	3,555	25,316	31,502

Subordinated liabilities	2,180	4,704	1,750	1,262	9,898	1,069	11,940	22,906

Other	7	33	12	6	58	18	227	303

Total[1,2]	68,137	40,358	17,419	13,368	139,283	16,675	96,777	252,735

Thereof secured	7,628	6,734	575	11	14,947	3,555	25,316	43,818

Thereof unsecured	60,509	33,625	16,844	13,357	124,335	13,120	71,461	208,917

[1]	Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.
[2]	For year-end 2012 we have additionally considered an amount of € 3.7 billion relating to a single entity in ABCP; amounts have been adjusted accordingly.

The following table shows the currency breakdown of our short-term wholesale funding as well as of our capital markets issuance. Wholesale funding and capital markets issuance (currency breakdown)
					Dec 31, 2013					Dec 31, 2012

in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total

Deposits from banks	2,630	19,453	1,516	3,592	27,192	3,924	18,121	6,336	5,717	34,098

Deposits from other wholesale customers	2,177	6,413	667	2,127	11,384	3,139	15,709	778	4,868	24,495

CDs and CP	6,291	22,467	4,394	1,682	34,834	5,715	20,341	4,524	3,698	34,277

ABCP	1,245	8,132	1,219	0	10,596	848	9,975	1,493	0	12,316

Senior unsecured plain vanilla	39,500	8,676	1,794	3,656	53,625	43,220	12,918	24	4,670	60,832

Senior unsecured structured notes	13,381	12,072	164	5,319	30,935	12,594	12,245	223	6,943	32,005

Covered bonds/ ABS	25,263	0	0	0	25,263	31,484	11	7	0	31,502

Subordinated liabilities	11,264	8,028	176	579	20,048	14,673	7,289	221	724	22,906

Other	72	2	2	97	173	72	173	0	59	303

Total	101,823	85,243	9,932	17,052	214,050	115,670	96,780	13,606	26,679	252,735

Thereof secured	26,508	8,132	1,219	0	35,859	32,333	9,985	1,500	0	43,818

Thereof unsecured	75,314	77,111	8,713	17,052	178,190	83,337	86,795	12,105	26,679	208,917

Deutsche Bank	1 – Management Report	189
Financial Report 2013	Risk Report
	Liquidity Risk

Funding Matrix

We map all funding-relevant assets and all liabilities into time buckets corresponding to their economic maturities to compile a maturity profile (funding matrix). The funding matrix is compiled on an aggregated currency basis, as well as for selected individual currencies and legal entities. Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank (mortgage loans and retail deposits) that show a behavior of being renewed or prolonged regardless of capital market conditions and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital market issuance plan establishes issuing targets for securities by tenor, volume and instrument. During the year the Management Board introduced a specific risk tolerance for our U.S. dollar funding matrix which limits the maximum short position in any time bucket (>1 year to >10 year) to € 10 billion. This supplements the risk tolerance for our aggregate currency funding matrix which requires us to maintain a positive funding position in any time bucket (>1 year to > 10 year). Both funding matrices were in line with the respective risk tolerance as of year ends 2013 and 2012.

Transfer Pricing

We operate a transfer pricing framework that applies to all businesses and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

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

The volume of our liquidity reserves is a function of our expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable within the Group, or can be applied against local entity stress outflows. We hold the vast majority of our liquidity reserves centrally held at our parent level or at our foreign branches with further reserves held at key locations in which we are active. While we hold our reserves across major currencies, their size and composition are subject to regular senior management review. In addition to the reported liquidity reserves below, there was an amount of € 19 billion of liquidity reserves, in excess of local stress outflows, that remains in entities which are subject to transfer restrictions due to local connected lending requirements or similar regulatory restrictions. We therefore do not include such amounts into our freely transferable liquidity reserves.

Deutsche Bank	1 – Management Report	190
Financial Report 2013	Risk Report
	Liquidity Risk

Composition of our freely transferable liquidity reserves by parent company (including branches) and subsidiaries
	Dec 31, 2013		Dec 31, 2012

in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value

Available cash and cash equivalents (held primarily at central banks)	78	77	128	128
Parent (incl. foreign branches)	68	67	112	112
Subsidiaries	10	10	16	16

Highly liquid securities (includes government, government guaranteed and agency securities)	95	89	91	82
Parent (incl. foreign branches)	71	67	56	52
Subsidiaries	24	22	35	30

Other unencumbered central bank eligible securities	23	17	13	10
Parent (incl. foreign branches)	17	13	12	9
Subsidiaries	6	4	1	1

Total liquidity reserves	196	183	232	220
Parent (incl. foreign branches)	156	147	180	173
Subsidiaries	41	36	52	47

As of December 31, 2013, our freely transferable liquidity reserves amounted to € 196 billion compared with € 232 billion as of December 31, 2012. The primary driver of the decrease of € 36 billion in 2013 was a reduction of € 20 billion in our unsecured wholesale funding during the year, together with reductions in other liability sources. Our average liquidity reserves during the year were € 216 billion compared with € 211 billion during 2012 (2012 figures exclude Postbank). In the table above the carrying value represents the market value of our liquidity reserves while the liquidity value reflects our assumption of the value that could be obtained, primarily through secured funding, taking into account the experience observed in secured funding markets at times of stress.

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

They include a prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (i.e., rating downgrade), market related events (i.e., systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade. We apply stress scenarios to selected significant currencies and entities.

Under each of these scenarios we assume a high degree of rollovers of maturing loans to non-wholesale customers (in order to support franchise value) whereas the rollover of liabilities will be partially or fully impaired resulting in a funding gap. In this context wholesale funding from the most risk sensitive sources (including unsecured funding from commercial banks, money market mutual funds, as well as asset backed commercial paper) is assumed to contractually roll off in the acute phase of stress. In addition we analyze the potential funding requirements from contingent risks which could materialize under stress. Those include drawings of credit facilities, increased collateral requirements under derivative agreements as well as outflows from deposits with a contractual rating trigger. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include our Liquidity Reserves, as well as potential further asset liquidity from other unencumbered securities. Stress testing is conducted at a global and individual country level and across significant non-eurozone currencies, in particular USD as the major non-EUR funding currency. We review material stress-test assumptions on a regular basis and have increased the severity of a number of these assumptions through the course of 2013.

Deutsche Bank	1 – Management Report	191
Financial Report 2013	Risk Report
	Liquidity Risk

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

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows, that under each of our defined and regularly reviewed scenarios we would maintain a positive net liquidity position, as the counterbalancing liquidity we could generate via different sources more than offsets our cumulative funding gap over an eight-week horizon after occurrence of the triggering event.

Global All Currency Stress Testing Results

	Dec 31, 2013			Dec 31, 2012[1]

in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position

Systemic market risk	31	179	148	39	217	178

Emerging markets	10	195	185	15	216	201

1 notch downgrade (DB specific)	37	178	141	45	222	177

Downgrade to A-2/P-2 (DB specific)	170	208	37	215	262	47

Combined[4]	181	204	23	227	255	28

[1]	2012 figures are based on the prevailing methodology at the time, and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
[2]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[3]	Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
[4]	Combined impact of systemic market risk and downgrade to A-2/P-2.

Global USD Stress Testing Results

	Dec 31, 2013

in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position

Combined[3]	89	132	43

[1]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[2]	Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
[3]	Combined impact of systemic market risk and downgrade to A-2/P-2.

The following table presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies for all currencies.

Additional Contractual Obligations

	Dec 31, 2013		Dec 31, 2012

in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade

Contractual derivatives funding or margin requirements	5,459	9,071	3,593	6,912

Other contractual funding or margin requirements	0	502	544	1,080

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

Deutsche Bank	1 – Management Report	192
Financial Report 2013	Risk Report
	Liquidity Risk

Liquidity Requirements under CRR

As part of the Basel 3 rules, the Basel Committee on Banking Supervision (BCBS) specified a minimum liquidity standard for banks; the Liquidity Coverage Ratio (LCR). The LCR is intended to promote the short-term resilience over a 30 day horizon of a bank’s liquidity risk profile in a stress scenario. The LCR is the ratio of the volume of High Quality Liquid Assets (HQLA) that could be used to raise liquidity and of the total volume of net stressed outflows, arising from both actual and contingent exposures.

This requirement has been implemented into European Legislation via the Capital Requirements Regulation (CRR). The CRR specifies that the components of the LCR must be reported to supervisors from 2014. However, compliance with the standard, which is subject to the European Commission specifying its final form, is not required until 2015. The initial minimum ratio for compliance in 2015 is 60%. As the CRR LCR rule set is still subject to further review during 2014, and in order to allow for better comparability, our pro forma LCR of 107 % as per December 31, 2013 has been calculated in accordance with the Basel 3 specification.

Proposals for a second standard, the Net Stable Funding Ratio (NSFR), were originally issued by the BCBS in December 2010, with an update released in January 2014. Although currently in consultation phase, the NSFR is expected to require banks to accurately match maturities of liabilities to assets over a longer term horizon. The NSFR also forms part of the reporting requirements for European banks, in accordance with the CRR. The determination of the NSFR is not specified yet by CRR/CRD 4. Its final specification will be elaborated based on an assessment of the supervisory reporting results. Based on a legislative proposal from the European Commission, the NSFR may be introduced as a minimum standard by 2018, following the European legislative process.

Asset Encumbrance

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding and other collateralized obligations. Additionally, we consider as encumbered assets those on balance sheet assets held in insurance subsidiaries which are substantially available to support insurance liabilities, as well as assets of structured entities which are held as collateral for the beneficiaries, who are typically the parties that have bought the notes issued by these entities. Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferrable form. Unencumbered financial assets at fair value and available for sale investments are all assumed to be readily available.

The readily available value represents the current balance sheet carrying value rather than any form of stressed liquidity value (see liquidity reserves disclosure in this section for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be ready available. For example, within cash and due from banks and interest earning deposits with banks, other includes balances that are required to support central bank minimum reserve requirements as well as any segregated cash balances held with third parties that are not available for general bank funding. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other could be packaged into a format that would be suitable for use to generate funding.

Deutsche Bank	1 – Management Report	193
Financial Report 2013	Risk Report
	Liquidity Risk

Encumbered and unencumbered assets

	Dec 31, 2013

			Unencumbered assets

in € bn. On-balance sheet	Assets	Encumbered assets[1]	Readily available	Other

Cash and due from banks & Interest earning deposits with banks	95.1	1.1	86.8	7.2

Financial assets at fair value through profit and loss	245.4	94.4	151.0	0.0

Financial assets available for sale	48.3	7.8	40.5	0.0

Loans	376.6	56.6	10.1	309.9

Other	143.9	7.7	0	136.2

Total on-balance sheet (excluding derivatives, securities borrowed and securities purchased under resale agreements)	909.3	167.6	288.5	453.3

[1]	Encumbered assets are in line with the definition of IFRS12 restricted assets.

	Dec 31, 2013

			Unencumbered assets

in € bn. Off-balance sheet	Assets	Encumbered assets	Readily available	Other

Fair Value of securities accepted as collateral	282.0	241.7	40.3	0.0

The above table sets out a breakdown of on- and off-balance sheet items, broken down between encumbered, readily available and other. Derivatives, securities borrowed and securities purchased under resale agreements have been excluded from the total on balance sheet shown in the table. Any securities received under reverse repurchase agreements and stock borrow agreements are shown under the fair value of securities received as collateral.

The above table of encumbered assets includes assets that are not encumbered at an individual entity level, but which may be subject to restrictions in terms of their transferability within the group. Such restrictions may be due to local connected lending requirements or similar regulatory restrictions. In this situation, other than assets held in specific insurance entities or structured entities, it is not feasible to identify individual balance sheet items that cannot be transferred.

At December 31, 2013, only € 168 billion of the Group’s balance sheet assets were encumbered (excluding derivatives, securities borrowed and securities purchased under resale agreements). Encumbered on balance sheet assets primarily related to firm financing of trading inventory and other securities, and to funding (i.e., Pfandbriefe and covered bonds) secured against loan collateral.

As of December 31, 2013, the Group had received securities as collateral with a fair value of € 282 billion, of which € 242 billion were sold or on pledged. These overnight-pledges typically relate to trades to facilitate client activity, including prime brokerage as well as collateral posted in respect of Exchange Traded Funds as well as derivative margin requirements.

Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modelling of assets and liabilities is necessary in cases where the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be immediately repayable deposits from retail and transaction banking customers which have consistently displayed high stability throughout even the most severe financial crises.

The modelling profiles are part of the overall liquidity risk management framework (see section “Stress Test” for short-term liquidity positions ≤1yr and section “Funding Matrix” for long-term liquidity positions >1yr) which is defined and approved by the Management Board.

The following table presents a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2013.

Deutsche Bank	1 – Management Report	194
Financial Report 2013	Risk Report Liquidity Risk

Analysis of the earliest contractual maturity of assets

	Dec 31, 2013
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but not more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and deposits with banks	86,474	6,911	50	131	1,383	26	55	38	70	95,139

Central bank funds sold	0	0	0	0	0	0	0	0	0	0

Securities purchased under resale agreements	529	10,359	6,437	4,917	3,449	665	999	8	0	27,363
with banks	304	3,564	786	1,028	0	0	77	8	0	5,766
with customers	225	6,795	5,651	3,890	3,449	665	923	0	0	21,596

Securities borrowed	20,648	171	0	0	0	0	0	22	30	20,870
with banks	1,664	0	0	0	0	0	0	0	0	1,664
with customers	18,983	171	0	0	0	0	0	22	30	19,205

Financial assets at fair value through profit or loss – trading	738,021	101,913	17,680	6,432	2,658	1,027	4,086	6,393	21,046	899,257
Trading assets	210,070	0	0	0	0	0	0	0	0	210,070
Fixed-income securities and loans	143,947	0	0	0	0	0	0	0	0	143,947
Equities and other variable-income securities	61,393	0	0	0	0	0	0	0	0	61,393
Other trading assets	4,730	0	0	0	0	0	0	0	0	4,730
Positive market values from derivative financial instruments	504,590	0	0	0	0	0	0	0	0	504,590
Financial assets designated at fair value through profit or loss	23,360	101,913	17,680	6,432	2,658	1,027	4,086	6,393	21,046	184,597
Securities purchased under resale agreements	8,485	84,607	13,783	3,789	2,054	749	1,914	1,081	301	116,764
Securities borrowed	14,875	14,187	3,424	0	0	0	0	0	0	32,485
Fixed-income securities and loans	0	3,109	474	2,531	598	273	2,106	5,128	10,806	25,025
Equities and other variable-income securities	0	10	0	0	1	0	16	0	9,872	9,898
Other financial assets designated at fair value through profit or loss	0	0	0	111	6	5	50	185	67	424

Positive market values from derivative financial instruments qualifying for hedge accounting	0	15	82	163	31	37	227	1,562	1,895	4,011

Financial assets available for sale	0	1,533	1,641	1,900	749	737	4,756	20,317	16,692	48,326
Fixed-income securities and loans	0	1,533	1,641	1,900	749	737	4,572	20,317	14,962	46,413
Equities and other variable-income securities	0	0	0	0	0	0	183	0	1,730	1,913

Loans	18,458	41,810	21,623	20,283	9,662	9,730	26,867	64,249	163,899	376,582
to banks	322	4,043	5,152	4,236	1,752	882	2,610	4,053	389	23,440

Deutsche Bank	1 – Management Report	195
Financial Report 2013	Risk Report Liquidity Risk

	Dec 31, 2013
in € m.	On demand (incl. Over- night and one day notice)	Up to one months	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but not more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
to customers	18,136	37,767	16,470	16,047	7,909	8,848	24,258	60,196	163,510	353,142
Retail	3,911	13,715	2,973	5,204	3,257	3,177	9,294	24,055	124,745	190,331
Corporates and other customers	14,226	24,052	13,497	10,844	4,652	5,671	14,961	36,139	38,770	162,810

Other financial assets	87,181	780	353	216	93	103	40	0	3,541	92,307

Total financial assets	951,311	163,492	47,865	34,042	18,025	12,326	37,031	92,588	207,173	1,563,854

Other assets	19,633	3,374	988	703	372	254	426	1,064	20,733	47,546

Total assets	970,944	166,866	48,852	34,745	18,397	12,581	37,457	93,652	227,906	1,611,400

The following table presents a maturity analysis of our total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2013.

Deutsche Bank	1 – Management Report	196
Financial Report 2013	Risk Report Liquidity Risk

Analysis of the earliest contractual maturity of liabilities

	Dec 31,2013
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but not more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	290,284	66,181	117,026	16,936	7,290	6,258	4,849	8,203	10,721	527,750
Due to banks	61,302	15,357	9,993	6,987	1,503	1,154	2,801	5,982	9,099	114,176
Due to customers	228,982	50,824	107,034	9,949	5,788	5,104	2,048	2,222	1,623	413,574
Retail	89,689	5,874	90,186	3,695	2,825	2,478	1,144	1,065	194	197,149
Corporates and other customers	139,294	44,950	16,848	6,254	2,963	2,626	904	1,157	1,429	216,425

Trading liabilities	539,232	0	0	0	0	0	0	0	0	539,232
Trading securities	54,951	0	0	0	0	0	0	0	0	54,951
Other trading liabilities	853	0	0	0	0	0	0	0	0	853
Negative market values from derivative financial instruments	483,428	0	0	0	0	0	0	0	0	483,428

Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	25,428	12,660	39,535	1,639	654	770	1,835	4,673	2,717	89,911
Securities sold under repurchase agreements	22,870	11,887	38,221	639	26	0	0	0	0	73,642
Long-term debt	531	16	774	479	425	637	1,387	2,649	2,443	9,342
Other financial liabilities designated at fair value through profit or loss	2,028	757	540	521	202	133	449	2,023	274	6,927

Investment contract liabilities	0	25	50	50	50	692	72	1,255	5,871	8,067

Negative market values from derivative financial instruments qualifying for hedge accounting	0	1	19	17	13	5	57	181	323	616

Central bank funds purchased	2,056	0	0	0	0	400	0	0	0	2,455

Securities sold under repurchase agreements	6,477	3,227	703	519	0	0	0	0	0	10,926
Due to banks	6,405	2,077	469	447	0	0	0	0	0	9,399
Due to customers	72	1,150	234	71	0	0	0	0	0	1,528

Securities loaned	2,079	27	0	0	0	0	0	0	198	2,304
Due to banks	215	15	0	0	0	0	0	0	0	230
Due to customers	1,865	12	0	0	0	0	0	0	198	2,075

Other short term borrowings	36,693	6,950	9,252	5,076	408	1,388	0	0	0	59,767

Long-term debt	0	8,903	6,692	5,685	4,690	5,395	17,636	42,665	41,417	133,082
Debt securities – senior	0	2,704	4,026	4,251	3,804	5,009	15,751	37,412	30,500	103,457
Debt securities – subordinated	0	62	2,318	871	152	241	763	620	2,550	7,578
Other long-term debt – senior	0	6,133	337	336	705	126	920	3,919	8,033	20,508
Other long-term debt – subordinated	0	5	10	227	28	19	201	714	334	1,539

Trust Preferred Securities	0	1,101	3,219	483	107	280	1,544	5,018	174	11,926

Other financial liabilities	131,965	525	3,374	91	350	226	468	254	107	137,362

Deutsche Bank	1 – Management Report	197
Financial Report 2013	Risk Report
	Capital Management

	Dec 31, 2013
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but not more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Total financial liabilities	1,034,216	99,602	179,871	30,496	13,562	15,413	26,461	62,249	61,528	1,523,400

Other liabilities	32,841	0	0	0	0	0	0	0	0	32,841

Total equity	0	0	0	0	0	0	0	0	54,966	54,966

Total liabilities and equity	1,067,057	99,602	179,871	30,496	13,562	15,413	26,461	62,249	116,494	1,611,207

Off-balance sheet commitments given	5,249	11,088	11,871	15,458	9,783	14,173	26,565	74,145	23,957	192,290

Banks	9	1,327	1,580	2,280	1,074	1,025	1,980	1,250	314	10,841

Retail	567	372	218	481	743	629	2,321	759	7,393	13,484

Corporates and other customers	4,673	9,390	10,073	12,696	7,966	12,519	22,264	72,136	16,250	167,966

Capital Management

Our Treasury function manages both capital at Group level and locally in each region. Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are fully committed to maintain our sound capitalization both from an economic and regulatory perspective. We continually monitor and adjust our overall capital demand and supply in an effort to achieve the optimal balance of the economic and regulatory considerations at all times and from all perspectives. These perspectives include book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies.

Regional capital plans covering the capital needs of our branches and subsidiaries across the globe are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of our regional Treasury teams. Local Asset and Liability Committees further safeguard compliance with all requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or regarding the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

Our core currencies are Euro, US Dollar and Pound Sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in the other non-core currencies is largely hedged against foreign exchange swings. Treasury determines which currencies are to be hedged, develops suitable hedging strategies in close cooperation with Risk Management and finally executes these hedges.

Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation is intended to ensure that pension assets are aligned with pension liabilities, thus protecting our capital base.

Deutsche Bank	1 – Management Report	198
Financial Report 2013	Risk Report
	Capital Management

Treasury constantly monitors the market for liability management trades. Such trades represent an anticyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

In the second quarter of 2013, we raised capital by issuing 90 million new shares from authorized capital excluding pre-emptive rights. As a consequence, the total number of shares issued increased to 1,019,499,640. The new shares were placed with institutional investors by way of an accelerated book build offering on April 30, 2013. The aggregate gross proceeds of the share issuance amounted to € 3.0 billion. The purpose of the capital increase was to further strengthen the regulatory capitalization of the bank.

Starting 2013, we refined our allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Regulatory capital demand currently exceeds the demand from an economic perspective. Under the new methodology, our internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level assuming full implementation of CRR/CRD 4 rules. Consequently, our book equity allocation framework is currently driven by risk-weighted assets and certain regulatory capital deduction items pursuant to CRR/CRD 4 (fully-loaded). As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, we derived our demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (under Basel 2.5 rules). If our average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework so that accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity.

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2016. Thereof 46.5 million shares can be purchased by using derivatives. As of the 2012 Annual General Meeting, the number of shares held in Treasury Stock from buybacks totaled 10.9 million. During the period from the 2012 Annual General Meeting (May 31, 2012) until the 2013 Annual General Meeting (May 23, 2013), 16.8 million share were purchased, of which 6.8 million via equity derivatives. In the same period, 27.7 million shares were used for equity compensation purposes. The number of shares held in Treasury Stock from buybacks was thus close to zero as of the 2013 Annual General Meeting.

The 2013 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until December 31, 2013, 20.0 million shares were purchased, of which 5.4 million through equity derivatives. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury Stock from buybacks remained close to zero as of December 31, 2013.

The 2013 Annual General Meeting further replaced an existing authorized capital with a face value of € 230.4 million (90 million shares) by a new authorization in the same amount, but with broader scope also allowing for share issuance excluding pre-emptive rights. The total face value of available authorized capital amounts to € 922 million (360 million shares). In addition, the conditional capital available to the management board has a total face value of € 691 million (270 million shares).

Deutsche Bank	1 – Management Report	199
Financial Report 2013	Risk Report
	Regulatory Capital

Total outstanding Additional Tier 1 capital according to Basel 2.5 rules (substantially all noncumulative trust preferred securities) as of December 31, 2013 amounted to € 12.2 billion compared with € 12.5 billion as of December 31, 2012. This decrease was mainly due to the foreign exchange effects on US Dollar denominated Additional Tier 1 capital. In 2013, we neither raised nor redeemed any Additional Tier 1 capital.

Profit participation rights according to Basel 2.5 rules amounted to € 0.8 billion compared with € 1.1 billion as of December 31, 2012. Total lower Tier 2 capital according to Basel 2.5 rules as of December 31, 2013 amounted to € 7.3 billion compared with € 9.1 billion as of December 31, 2012. Redemptions and regulatory maturity deductions were partially offset by the issuance of US Dollar 1.5 billion of subordinated Tier 2 notes in the second quarter of 2013. Cumulative preferred securities according to Basel 2.5 rules amounted to € 287 million as of December 31, 2013, compared with € 292 million as of December 31, 2012.

Regulatory Capital

Capital Adequacy

Since 2008, we have calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the German Banking Act and the German Solvency Regulation, which implemented the revised capital framework of the Basel Committee from 2004 (“Basel 2”) into German law. Starting with December 31, 2011, the calculation of our capital ratios incorporated the amended capital requirements for trading book and securitization positions pursuant to the “Basel 2.5” framework, as implemented into German law by the German Banking Act and the German Solvency Regulation, representing the legal basis for our capital adequacy calculations also as of December 31, 2013.

As stated earlier in this report, in the European Union, the new Basel 3 capital framework has been implemented by the Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) published on June 27, 2013. They represent inter alia the new regulatory framework regarding regulatory capital. The new regulatory capital framework is applied on January 1, 2014 while capital buffers will be phased-in from 2016 onwards. For purposes of clarity in our disclosures, we use the nomenclature from the CRR/CRD 4 framework in the following sections and tables on capital adequacy and regulatory capital. Nevertheless, amounts disclosed for the periods under review in this report are based on the Basel 2.5 framework as implemented into German law and as still in effect for these periods, unless stated otherwise.

This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Thereunder not included are insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also “solvency margin”) calculation under the German Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

In light of the regulations given above the following information are based on the banking regulatory principles of consolidation.

The total regulatory capital pursuant to the effective regulations as of year-end 2013 consisted of Tier 1, Tier 2 and Tier 3 capital. Tier 1 capital consisted of Common Equity Tier 1 capital (formerly referred to as Core Tier 1 capital) and Additional Tier 1 capital.

Deutsche Bank	1 – Management Report	200
Financial Report 2013	Risk Report
	Regulatory Capital

Common Equity Tier 1 capital consisted primarily of common share capital including related share premium accounts, retained earnings and other comprehensive income, subject to regulatory adjustments. Regulatory adjustments entailed the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. They also included deduction of goodwill and other intangible assets as well as the following items that must be deducted half from Tier 1 and half from Tier 2 capital: (i) investments in unconsolidated banking, financial and insurance entities where a bank holds more than 10 % of the capital (in case of insurance entities at least 20 % either of the capital or of the voting rights unless included in the solvency margin calculation of the financial conglomerate), (ii) the amount by which the expected loss for exposures to central governments, institutions and corporate and retail clients as measured under the bank’s internal ratings based approach (“IRBA”) model exceeds the value adjustments and provisions for such exposures, (iii) the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and (iv) the value of securities delivered to a counterparty plus any replacement cost to the extent the required payments by the counterparty have not been made within five business days after delivery provided the transaction has been allocated to the bank’s trading book.

Additional Tier 1 capital consisted of hybrid capital components such as noncumulative trust preferred securities. Depending on the quality, the amount of hybrid capital instruments was subject to certain limits. Generally, hybrid Tier 1 capital instruments that must be converted during emergency situations and may be converted at the initiative of the competent authority, at any time, were limited to 50 % of Common Equity Tier 1. Within this limit, all other hybrid Tier 1 capital instruments were limited to 35 % of Common Equity Tier 1. Finally, within the two aforementioned limits, dated hybrid Tier 1 capital instruments and instruments with provisions that provide for an incentive to redeem must not exceed a maximum of 15 % of Common Equity Tier 1.

Tier 2 capital primarily comprised cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities. The amount of long-term subordinated debt that may be included as Tier 2 capital was limited to 50 % of Tier 1 capital. Total Tier 2 capital was limited to 100 % of Tier 1 capital.

Pro forma CRR/CRD 4 Solvency Measures

While our regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 rules, we also set forth in several places measures of our regulatory risk-weighted assets, capital and ratios thereof additionally calculated under a pro forma application of the CRR/CRD 4 rules. Our interpretation is formally incorporated in policies governed by the same structures and committees as the policies that we use to calculate risk-weighted assets and Common Equity Tier 1 capital under Basel 2.5 rules. Because the CRR/CRD 4 rules were not yet in force as of December 31, 2013, their measures for this reporting date are non-GAAP financial measures and unaudited. We believe that these pro forma CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against future regulatory capital standards.

Deutsche Bank	1 – Management Report	201
Financial Report 2013	Risk Report Regulatory Capital

The “fully loaded” CRR/CRD 4 metrics, which we implemented on a pro forma basis, do not take into account the phase-in and phase-out of provisions (i.e. phase-out of instruments no longer qualifying under the new rules and phase-in of the new rules on regulatory adjustments) which are allowed to ease the transition for banks to the “fully loaded” capital rules. Common Equity Tier 1 capital before regulatory adjustments and total regulatory adjustments to Common Equity Tier 1 (CET 1) capital for December 31, 2012, are adjusted as the deconsolidation adjustment for retained earnings amounting to € 727 million was directly deducted from CET 1 capital before regulatory adjustments.

Overview of Regulatory Capital, RWA and Capital Ratios according to Basel 2.5

in € m.	Dec 31, 2013	Dec 31, 2012
Common Equity Tier 1 capital before regulatory adjustments	53,558	52,702
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,024)	(14,746)

Common Equity Tier 1 (CET 1) capital	38,534	37,957

Additional Tier 1 (AT1) capital before regulatory adjustments	12,701	13,025
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(519)	(499)

Additional Tier 1 (AT1) capital	12,182	12,526

Tier 1 capital (T1 = CET 1 + AT1)[1]	50,717	50,483

Tier 2 (T2) capital before regulatory adjustments	7,787	9,569
Total regulatory adjustments to Tier 2 (T2) capital	(3,040)	(3,037)

Tier 2 (T2) capital	4,747	6,532

Total regulatory capital (TC = T1 + T2)	55,464	57,015

Total risk-weighted assets	300,369	333,605

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.8	11.4

Tier 1 capital ratio (as a percentage of risk-weighted assets)	16.9	15.1

Total regulatory capital ratio (as a percentage of risk-weighted assets)	18.5	17.1

[1]	Included € 20 million silent participation as of December 31, 2013 and December 31, 2012.

Overview of Regulatory Capital, RWA and Capital Ratios according to pro forma CRR/CRD 4 (unaudited)

in € m.	Dec 31, 2013
Common Equity Tier 1 capital before regulatory adjustments	53,846
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,850)

Common Equity Tier 1 (CET 1) capital	33,995

Additional Tier 1 (AT1) capital before regulatory adjustments	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	0

Additional Tier 1 (AT1) capital	0

Common Equity Tier 1 (CET 1) capital	33,995

Tier 2 (T2) capital before regulatory adjustments	14,291
Total regulatory adjustments to Tier 2 (T2) capital	(107)

Tier 2 (T2) capital	14,184

Total regulatory capital (TC = T1 + T2)	48,179

Total risk-weighted assets	350,143

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7

Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7

Total regulatory capital ratio (as a percentage of risk-weighted assets)	13.8

Deutsche Bank	1 – Management Report	202
Financial Report 2013	Risk Report Regulatory Capital

Transitional template for Regulatory Capital, RWA and Capital Ratios according to pro forma CRR/CRD 4 (unaudited) and Basel 2.5 (audited)

	Dec 31, 2013		Dec 31, 2012
in € m.	Pro forma CRR/CRD 4 fully-loaded (unaudited)	Basel 2.5 (audited)	Basel 2.5 (audited)
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	28,789	28,789	26,096
thereof: Instrument type 1[1]	N/M	N/M	N/M

Retained earnings	27,194	27,195	28,209

Accumulated other comprehensive income	(2,039)	(2,457)	(1,294)

Funds for general banking risk	0	0	0

Amount of qualifying items referred to in Art. 484(3) CRR and the related share premium accounts subject to phase out from CET 1	N/M	N/M	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	130	124

Independently reviewed interim profits net of any foreseeable charge or dividend	(98)	(98)	(432)

Common Equity Tier 1 capital before regulatory adjustments	53,846	53,558	52,702

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[2]	N/M	N/M	N/M

Intangible assets (net of related tax liabilities) (negative amount)	(11,466)	(11,466)	(11,579)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38(3) CRR are met) (negative amount)	(2,203)	N/M	N/M

Fair value reserves related to gains or losses on cash flow hedges	(93)	N/M	N/M

Negative amounts resulting from the calculation of expected loss amounts	(987)	(430)	(440)

Any increase in equity that results from securitized assets (negative amount)	0	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[3]	(533)	(1)	(2)

Defined benefit pension fund assets (negative amount)	(663)	N/M	N/M

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[4]	(36)	(3)	(5)

Holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal crossholdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[6]	0	(1,589)	(1,493)

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	(945)	(953)
thereof: qualifying holdings outside the financial sector (negative amount)	0	0	0
thereof: securitization positions (negative amount)	0	(945)	(953)
thereof: free deliveries (negative amount)	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38(3) CRR are met) (negative amount)	(1,667)	N/M	N/M

Amount exceeding the 15 % threshold (negative amount)	(1,828)	N/M	N/M
thereof: direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(839)	N/M	N/M
thereof: deferred tax assets arising from temporary differences	(989)	N/M	N/M

Losses for the current financial year (negative amount)	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	N/M	N/M

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR[7]	N/M	(215)	(261)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(374)	(374)	(13)

Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,850)	(15,024)	(14,746)

Common Equity Tier 1 (CET 1) capital	33,995	38,534	37,957

Deutsche Bank	1 – Management Report	203
Financial Report 2013	Risk Report Regulatory Capital

	Dec 31, 2013		Dec 31, 2012
in € m.	Pro forma CRR/CRD 4 fully-loaded (unaudited)	Basel 2.5 (audited)	Basel 2.5 (audited)
Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	0	12,701	13,025
thereof: classified as equity under applicable accounting standards	0	0	0
thereof: classified as liabilities under applicable accounting standards	0	12,701	13,025

Amount of qualifying items referred to in Art. 484(4) CRR and the related share premium accounts subject to phase out from AT1	N/M	N/M	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0
thereof: instruments issued by subsidiaries subject to phase out	N/M	N/M	N/M

Additional Tier 1 (AT1) capital before regulatory adjustments	0	12,701	13,025

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct and indirect holdings by an institution of own AT1 instruments (negative amount)[9]	0	(519)	(499)

Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)[6]	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	N/M	N/M

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	N/M	N/M
thereof: intangible assets	N/M	N/M	N/M
thereof: shortfall of provisions to expected losses	N/M	N/M	N/M
thereof: significant investments in the capital of other financial sector entities	N/M	N/M	N/M

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	N/M	N/M

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	N/M	N/M

T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	0	(519)	(499)

Additional Tier 1 (AT1) capital	0	12,182	12,526

Tier 1 capital (T1 = CET 1 + AT1)[10]	33,995	50,717	50,483

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[11]	14,291	7,787	9,569

Amount of qualifying items referred to in Art. 484(5) CRR and the related share premium accounts subject to phase out from T2	N/M	N/M	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	0	0	0
thereof: instruments issued by subsidiaries subject to phase out	N/M	N/M	N/M

Credit risk adjustments	0	0	0

Tier 2 (T2) capital before regulatory adjustments	14,291	7,787	9,569

Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)[9]	(107)	(75)	(152)

Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0
thereof: new holdings not subject to transitional arrangements	N/M	N/M	N/M
thereof: holdings existing before 1 January 2013 and subject to transitional arrangements	N/M	N/M	N/M

Deutsche Bank	1 – Management Report	204
Financial Report 2013	Risk Report Regulatory Capital

	Dec 31, 2013		Dec 31, 2012
in € m.	Pro forma CRR/CRD 4 fully-loaded (unaudited)	Basel 2.5 (audited)	Basel 2.5 (audited)
Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)[6]	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	N/M	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	N/M	N/M
thereof: shortfall of provisions to expected losses	N/M	N/M	N/M
thereof: significant investments in the capital of other financial sector entities	N/M	N/M	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	N/M	N/M
thereof: reciprocal cross holdings in AT1 instruments	N/M	N/M	N/M
thereof: direct holdings of non significant investments in the capital of other financial sector entities	N/M	N/M	N/M

Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre CRR	0	(2,965)	(2,885)

Total regulatory adjustments to Tier 2 (T2) capital	(107)	(3,040)	(3,037)

Tier 2 (T2) capital	14,184	4,747	6,532

Total Regulatory capital (C = T1 + T2)	48,179	55,464	57,015

Risk weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	N/M	N/M
thereof: items not deducted from CET 1 (CRR residual amounts)	N/M	N/M	N/M
thereof: items not deducted from AT1 items (CRR residual amounts)	N/M	N/M	N/M

Items not deducted from T2 items (CRR residual amounts)	N/M	N/M	N/M
thereof: indirect and synthetic holdings of own T2 instruments	N/M	N/M	N/M
thereof: indirect and synthetic holdings of non significant investments in the capital of other financial sector entities	N/M	N/M	N/M
thereof: indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	N/M	N/M

Total risk-weighted assets	350,143	300,369	333,605

thereof: Credit Risk	232,356	202,219	228,952

thereof: Market Risk	66,896	47,259	53,058

thereof: Operational Risk	50,891	50,891	51,595

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7	12.8	11.4

Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7	16.9	15.1

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	13.8	18.5	17.1

Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92(1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)[12]	9.0	N/M	N/M
thereof: capital conservation buffer requirement	2.5	N/M	N/M
thereof: countercyclical buffer requirement[13]	N/M	N/M	N/M
thereof: systemic risk buffer requirement	0.0	N/M	N/M
thereof: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[14]	2.0	N/M	N/M

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[15]	3.7	N/M	N/M

Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[5]	3,097	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[6]	2,340	N/M	N/M

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38(3) CRR are met)	2,760	N/M	N/M

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	N/M	N/M

Cap on inclusion of credit risk adjustments in T2 under standardized approach	488	N/M	N/M

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	984	894	1,006

Deutsche Bank	1 – Management Report	205
Financial Report 2013	Risk Report Regulatory Capital

	Dec 31, 2013		Dec 31, 2012
in € m.	Pro forma CRR/CRD 4 fully-loaded (unaudited)	Basel 2.5 (audited)	Basel 2.5 (audited)
Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase out arrangements	N/M	N/M	N/M

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	N/M	N/M

Current cap on AT1 instruments subject to phase out arrangements	N/M	N/M	N/M

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	N/M	N/M

Current cap on T2 instruments subject to phase out arrangements	N/M	N/M	N/M

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	N/M	N/M

N/M – Not meaningful

[1]	EBA list as referred to in Article 26 (3) of CRR is not yet published.
[2]	Awaiting EBA final standard. Therefore not included in pro forma CRR/CRD 4 calculation.
[3]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution acc. Art. 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities acc Art. 33 (1) (c) CRR.

[4]	Excludes holdings that are already considered in the accounting base of Common Equity. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[5]	Based on our current interpretation no deduction amount expected. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[6]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[7]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. prudential filter based on Consolidated Financial Statements Reconciliation Regulation “Konzer-nabschlussüberleitungsverordnung”).
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”) and for capital effects resulting from non financial at-equity investments.
[9]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[10]	Basel 2.5: included € 20 million silent participation as of December 31, 2013 and December 31, 2012.
[11]	Amortisation is taken into account.
[12]	Art. 92 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4.5 % excluding additional capital buffer.
[13]	Countercyclical buffer rates not yet available.
[14]	G-SII buffer as published in November 2013 by Financial Stability Board.
[15]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

Deutsche Bank	1 – Management Report	206
Financial Report 2013	Risk Report Regulatory Capital

The following table details the main changes in our Common Equity Tier 1 capital, Additional Tier 1 and Tier 2 capital from the beginning to the end of the years 2013 and 2012:

Development of regulatory capital

in € m.	Dec 31, 2013	Dec 31, 2012
Common Equity Tier 1 Capital – opening amount	37,957	36,313

Common shares, net effect/(+) issued (–) retirement	230	0

Additional paid-in capital	2,428	83

Retained earnings	(57)	(234)

Thereof: Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	(659)	(480)
Thereof: Net income attributable to Deutsche Bank Shareholders	666	263

Common shares in treasury, net effect/(+) sales (–) purchase	47	763

Movements in accumulated other comprehensive income	(1,121)	(424)
Foreign currency translation, net of tax	(1,121)	(424)

Dividend accrual	(765)	(697)

Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	1	126

Goodwill and other intangible assets (deduction net of related tax liability)	113	1,330

Noncontrolling interest	6	(875)

Deductible investments in banking, financial and insurance entities	(96)	(161)

Securitization positions not included in risk-weighted assets	7	1,911

Excess of expected losses over risk provisions	9	69

Other, including regulatory adjustments	(225)	(247)

Common Equity Tier 1 Capital – closing amount	38,534	37,957

Additional Tier 1 Capital – opening amount	12,526	12,734

New Additional Tier 1 eligible capital issues	0	0

Buybacks	0	0

Other, including regulatory adjustments	(344)	(208)

Additional Tier 1 Capital – closing amount	12,182	12,526

Tier 1 capital	50,717	50,483

Tier 2 capital – opening amount	6,532	6,179

New Tier 2 eligible capital issues	1,090	0

Buybacks	(193)	(179)

Amortization	(2,766)	(1,071)

Other, including regulatory adjustments	85	1,603

Tier 2 capital – closing amount	4,747	6,532

Total regulatory capital	55,464	57,015

The increase of € 577 million in CET 1 capital in the year 2013 was primarily driven by the aggregate gross proceeds of our share issuance in the second quarter which amounted to € 3.0 billion, partly offset by a negative impact of € 1.1 billion from foreign currency translation and from re-measurement effects related to defined benefit plans, net of tax of € 659 million.

Common shares consist of Deutsche Bank AG’s common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, as of December 31, 2013, each share had a nominal value of € 2.56, unchanged compared to December 31, 2012, derived by dividing the total amount of share capital by the number of shares. As of December 31, 2013, a total of 1,019,499,640 shares were issued and fully paid, of which we held 171,904 shares, leaving 1,019,327,736 shares outstanding. As of December 31, 2012, a total of 929,499,640 shares were issued and fully paid, of which we held 315,742 shares, leaving 929,183,898 shares outstanding. There are no issued ordinary shares that have not been fully paid. The related share premium is included in additional paid-in capital.

Deutsche Bank	1 – Management Report	207
Financial Report 2013	Risk Report Regulatory Capital

Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)

	Dec 31, 2013
in € m.	Financial Balance Sheet	Deconsolidation / Consolidation of entities	Regulatory Balance Sheet
Assets:

Cash and due from banks	17,155	(318)	16,836

Interest-earning deposits with banks	77,984	(838)	77,146

Central bank funds sold and securities purchased under resale agreements	27,363	0	27,363

Securities borrowed	20,870	(15)	20,855

Financial assets at fair value through profit or loss
Trading assets	210,070	(9,921)	200,149
Positive market values from derivative financial instruments	504,590	779	505,369
Financial assets designated at fair value through profit or loss	184,597	(11,985)	172,611

Total financial assets at fair value through profit or loss	899,257	(21,128)	878,129

Financial assets available for sale	48,326	(2,738)	45,588

Equity method investments	3,581	(195)	3,386

Loans	376,582	(7,413)	369,168

Property and equipment	4,420	(166)	4,254

Goodwill and other intangible assets	13,932	(1,943)	11,990

Other assets	112,539	4,200	116,739

Assets for current tax	2,322	(6)	2,317

Deferred tax assets	7,071	(83)	6,987

Total assets	1,611,400	(30,643)	1,580,758

Liabilities and equity:

Deposits	527,750	5,167	532,917

Central bank funds purchased and securities sold under repurchase agreements	13,381	0	13,381

Securities loaned	2,304	(12)	2,292

Financial liabilities at fair value through profit or loss
Trading liabilities	55,804	(219)	55,585
Negative market values from derivative financial instruments	483,428	1,512	484,941
Financial liabilities designated at fair value through profit or loss	90,104	(2,307)	87,797
Investment contract liabilities	8,067	(8,067)	0

Total financial liabilities at fair value through profit or loss	637,404	(9,081)	628,323

Other short-term borrowings	59,767	(11,784)	47,983

Other liabilities	163,595	13,639	149,956

Provisions	4,524	(88)	4,435

Liabilities for current tax	1,600	(45)	1,556

Deferred tax liabilities	1,101	(331)	769

Long-term debt	133,082	(1,057)	132,025

Trust preferred securities	11,926	455	12,380

Total liabilities	1,556,434	30,416	1,526,019

Common shares, no par value, nominal value of € 2.56	2,610	0	2,610

Additional paid-in capital	26,204	(12)	26,192

Retained earnings	28,376	(516)	27,860

Common shares in treasury, at cost	(13)	0	(13)

Accumulated other comprehensive income, net of tax	(2,457)	418	(2,039)

Total shareholders’ equity	54,719	(110)	54,609

Noncontrolling interests	247	(117)	130

Total equity	54,966	(227)	54,739

Total liabilities and equity	1,611,400	(30,643)	1,580,758

Deutsche Bank	1 – Management Report	208
Financial Report 2013	Risk Report Regulatory Capital

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Terms and Conditions of outstanding Additional Tier 1 Capital Instruments (unaudited)

Issuer	Amount in m.	Currency		Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption- incentives
DB Capital Trust I	318	USD	•	Until March 30, 2009: 3-Month LIBOR plus 1.7 % From March 30, 2009: 5-Year U.S. Dollar Swap Rate plus 2.7%	Since March 30, 2009 and on March 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations

DB Capital Trust II	20,000	JPY	•	Until April 27, 2029: 5.2 % p.a. From April 27, 2029: 5-Year Japanese Yen Swap Rate plus 1.62%	At the earliest April 27, 2029 with period of 90 days.	yes, see interest payment obligations

DB Capital Trust III	113	USD	•	Until June 30, 2014: 3-Month LIBOR plus 1.9 % From June 30, 2014: 5-Year U.S. Dollar Swap Rate plus 2.9%	At the earliest June 30, 2014 with period of 90 days.	yes, see interest payment obligations

DB Capital Trust IV	153	USD	•	Until June 30, 2011: 3-Month LIBOR plus 1.8 % From June 30, 2011: 5-Year U.S. Dollar Swap Rate plus 2.8%	Since June 30, 2011: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations

DB Capital Trust V	147	USD	•	Until June 30, 2010: 3-Month LIBOR plus 1.8 % From June 30, 2010: 5-Year U.S. Dollar Swap Rate plus 2.8%	Since June 30, 2010: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations

DB Capital Funding Trust I	625	USD	•	Until June 30, 2009: 7.872 % p.a. From June 30, 2009: 3-Month LIBOR plus 2.97%	Since June 30, 2009: every 3 months thereafter with period of 30 days.	yes, see interest payment obligations

DB Capital Funding Trust IV	1,000	EUR	•	Until September 19, 2013: 5.33 % p.a. From September 19, 2013: 3-Month EURIBOR plus 1.99%	Since September 19, 2013: every 3 months with period of 30 days.	yes, see interest payment obligations

DB Capital Funding Trust V	300	EUR	•	6.15 % p.a.	Since December 2, 2009: every 3 months thereafter with period of 30 days.	none

DB Capital Funding Trust VI	900	EUR	•	Until January 28, 2010: 6 % p.a. From January 28, 2010: Four times the difference between 10-Year- and 2-Year-CMS-Rate, capped at 10 % and floored at 3.5%	Since January 28, 2010: on January 28 of each year there-after with period of 30 days.	none

DB Capital Funding Trust VII	800	USD	•	Until January 19, 2016: 5.628 % p.a. From January 19, 2016: 5.628 % p.a. plus 1.00%	At the earliest January 19, 2016 with period of 30 days.	yes, see interest payment obligations

DB Capital Funding Trust VIII	600	USD	•	6.375 % p.a.	Since October 18, 2011: every 3 months thereafter with period of 30 days.	none

DB Capital Funding Trust IX	1,150	USD	•	6.625 % p.a.	Since August 20, 2012 with period of 30 days.	none

DB Capital Funding Trust X	805	USD	•	7.350 % p.a.	Since December 15, 2012 with period of 30 days.	none

DB Capital Funding Trust XI	1,300	EUR	•	9.5 % p.a.	At the earliest March 31, 2015 with period of 30 days.	none

DB Contingent Capital Trust II	800	USD	•	6.55 % p.a.	At the earliest May 23, 2017 with period of 30 days.	none

DB Contingent Capital Trust III	1,975	USD	•	7.6 % p.a.	At the earliest February 20, 2018 with period of 30 days.	none

DB Contingent Capital Trust IV	1,000	EUR	•	8.0 % p.a.	At the earliest May 15, 2018 with period of 30 days.	none

DB Contingent Capital Trust V	1,385	USD	•	8.05 % p.a.	At the earliest June 30, 2018 with period of 30 days.	none

Deutsche Postbank Funding Trust I	300	EUR	•	Until December 2, 2005: 6 % p.a. From December 2, 2005: 10-Year EUR Swap Rate plus 0.025%, max. 8%	Since December 2, 2010 at each subsequent coupon date.	none

Deutsche Bank	1 – Management Report	209
Financial Report 2013	Risk Report
	Regulatory Capital

Issuer	Amount in m.	Currency		Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption- incentives
Deutsche Postbank Funding Trust II	500	EUR	•	Until December 23, 2009: 6% p.a. From December 23, 2009: Four times difference between 10-Year and 2-Year CMS-Rate, with min. CMS-Rate 3.75 % and max. CMS-Rate 10%	Since December 23, 2009 at each subsequent coupon date.	none

Deutsche Postbank Funding Trust III	300	EUR	•	Until June 7, 2008: 7% p.a. From June 7, 2008: 10-Year EUR Swap Rate plus 0.125%, max. 8%	Since June 7, 2011 at each subsequent coupon date.	none

Deutsche Postbank Funding Trust IV	500	EUR	•	Until June 29, 2017: 5.983% p.a. From June 29, 2017: 3-Month EURIBOR plus 2.07%	At the earliest June 29, 2017 at each subsequent coupon date.	yes, see interest payment obligations

Deutsche Postbank AG – silent participation	10	EUR	•	8.15 % p.a.	Fixed maturity December 31, 2018	none

Deutsche Postbank AG – silent participation	10	EUR	•	8.15 % p.a.	Fixed maturity December 31, 2018	none

Of the € 12.2 billion Additional Tier 1 capital € 9.5 billion have no step-up clauses or other early redemption-incentives. No instrument has the option to be converted into ordinary shares. All Additional Tier 1 capital instruments qualify as Tier 1 capital according to Section 64m (1) KWG. In the event of the initiation of insolvency proceedings or of liquidation, they will not be repaid until all creditors have been satisfied.

Our Tier 2 capital instruments qualify as regulatory capital according to Section 10 (5) and (5a) KWG. Accordingly, all Tier 2 capital instruments have a minimum original maturity of 5 years. The majority of the volume of our Tier 2 instruments, however, has an original maturity of 10 years or more and call rights for the issuer after 5 years or more. In the last two years before the maturity of an instrument only 40 % of the paid-in capital qualifies as regulatory capital.

The several hundred individual Tier 2 capital instruments can be clustered as follows:

Terms and Conditions of the outstanding Tier 2 Capital Instruments (unaudited)

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations

Deutsche Bank Capital Finance Trust I	perpetual	300	EUR	Cumulative Trust preferred securities	At the earliest on June 27, 2015 and thereafter on each yearly coupon-payment date (June 27) with period of 30 days.	Fixed interest rate during first five periods of interest payments at 7% p.a., thereafter ten times the difference between 10 year- and 2 year-CMS-Rate, capped at 10 year-CMS and floored at 1.75%

Deutsche Postbank AG	2014	100	EUR	Profit Participation Rights	No	6,00% (fix) – 6,26% (fix)

Deutsche Postbank AG	2015	197	EUR	Profit Participation Rights	No	5,13% (fix) – 5,65% (fix)

Deutsche Postbank AG	2016	670	EUR	Profit Participation Rights	No	4,40% (fix) – 4,72% (fix)

Deutsche Postbank AG	2017	21	EUR	Profit Participation Rights	No	5,12% (fix)

Deutsche Postbank AG	2018	91	EUR	Profit Participation Rights	No	5,14% (fix) – 5,53% (fix)

Deutsche Postbank AG	2020	14	EUR	Profit Participation Rights	No	5,10% (fix)

Deutsche Postbank AG	2021	24	EUR	Profit Participation Rights	No	4,53% (fix) – 4,73% (fix)

Deutsche Postbank AG	2023	10	EUR	Profit Participation Rights	No	5,50% (fix)

Deutsche Postbank AG	2027	20	EUR	Profit Participation Rights	No	5,25% (fix)

Deutsche Postbank AG	2014	83	EUR	Subordinated Liabilities	No	4,50% (fix) – 6,00% (fix)

Deutsche Postbank AG	2015	508	EUR	Subordinated Liabilities	500 m.: Early redemption at the issuer’s option since 2011 at each coupon-date	1,03% (var.) – 5,50% (fix)

Deutsche Postbank AG	2016	30	EUR	Subordinated Liabilities	No	4,92% (fix) – 5,01% (fix)

Deutsche Postbank AG	2017	60	EUR	Subordinated Liabilities	No	5,21% (fix) – 5,83% (fix)

Deutsche Bank	1 – Management Report	210
Financial Report 2013	Risk Report Regulatory Capital

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations
Deutsche Postbank AG	2018	303	EUR	Subordinated Liabilities	No	5,19% (fix) – 6,63% (fix)

Deutsche Postbank AG	2019	64	EUR	Subordinated Liabilities	No	5,14% (fix) – 5,46% (fix)

Deutsche Postbank AG	2022	15	EUR	Subordinated Liabilities	No	4,63% (fix)

Deutsche Postbank AG	2023	83	EUR	Subordinated Liabilities	No	5,60% (fix) – 5,90% (fix)

Deutsche Postbank AG	2024	43	EUR	Subordinated Liabilities	No	5,15% (fix) – 5,45% (fix)

Deutsche Postbank AG	2027	13	EUR	Subordinated Liabilities	No	6,50% (fix)

Deutsche Postbank AG	2036	166	JPY	Subordinated Liabilities	No	2,76% (fix) – 2,84% (fix)

Bankers Trust Corporation - New York	2015	102	USD	Subordinated Liabilities	No	7,50% (fix)

BHF-BANK AG	2015	50	EUR	Subordinated Liabilities	No	4,46% (fix)

BHF-BANK AG	2019	50	EUR	Subordinated Liabilities	No	4,80% (fix)

BHF-BANK AG	2020	57	EUR	Subordinated Liabilities	No	4,59% (fix) – 4,63% (fix)

BHF-BANK AG	2025	47	EUR	Subordinated Liabilities	No	4,75% (fix)

Deutsche Bank AG	2014	159	AUD	Subordinated Liabilities	Early redemption at the issuer’s option since 2009 at each coupon-date	3,59% (var.)

Deutsche Bank AG	2016	150	CAD	Subordinated Liabilities	Early redemption at the issuer’s option since 2011 at each coupon-date	1,98% (var.)

Deutsche Bank AG	2014	236	EUR	Subordinated Liabilities	76 m.: Early redemption at the issuer’s option since 2009	4,16% (fix) – 4,68% (var.)

Deutsche Bank AG	2015	684	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	0,99% (var.) – 1,13% (var.)

Deutsche Bank AG	2016	430	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2011 at each coupon-date	1,10% (var.)

Deutsche Bank AG	2017	505	EUR	Subordinated Liabilities	465 m.: Early redemption at the issuer’s option since 2012	1,00% (var.) – 5,82% (fix)

Deutsche Bank AG	2018	100	EUR	Subordinated Liabilities	10 m.: Early redemption at the issuer’s option since 2013	5,50% (fix) – 6,50% (var.)

Deutsche Bank AG	2019	249	EUR	Subordinated Liabilities	238 m.: Early redemption at the issuer’s option in 2014	5,00% (fix) – 6,00% (fix)

Deutsche Bank AG	2020	1,235	EUR	Subordinated Liabilities	85 m.: Early redemption at the issuer’s option in 2015	4,00% (var.) – 5,00% (fix)

Deutsche Bank AG	2024	20	EUR	Subordinated Liabilities	No	5,10% (fix)

Deutsche Bank AG	2035	23	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	3,00% (fix)

Deutsche Bank AG	2015	185	GBP	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	1,42% (var.)

Deutsche Bank AG	2014	21	JPY	Subordinated Liabilities	Early redemption at the issuer’s option since 2009 at each coupon-date	0,90% (var.)

Deutsche Bank	1 – Management Report	211
Financial Report 2013	Risk Report Regulatory Capital

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations
Deutsche Bank AG	2014	127	NZD	Subordinated Liabilities	Early redemption at the issuer’s option since 2009 at each coupon-date	3,54% (var.)

Deutsche Bank AG	2015	244	USD	Subordinated Liabilities	Early redemption at the issuer’s option since 2010 at each coupon-date	1,04% (var.)

Deutsche Bank AG	2028	1,090	USD	Subordinated Liabilities	No	4,30% (var.)

Deutsche Bank Financial Inc.	2015	565	USD	Subordinated Liabilities	No	5,38% (fix)

Deutsche Bank S.A.E., Barcelona	2014	40	EUR	Subordinated Liabilities	No	5,72% (var.)

Deutsche Bank S.p.A. , Mailand	2018	430	EUR	Subordinated Liabilities	Early redemption at the issuer’s option since 2013 at each coupon-date	0,23% (var.)

Deutsche Bank Morgan Grenfell Group PLC	perpetual	4	USD	Subordinated Liabilities	Early redemption at the issuer’s option since 1991 at each coupon-date with minimum period of 30 days	0,64% (var.)

BHW Bausparkasse	2014	55	EUR	Subordinated Liabilities	No	1,69% (var.) – 5,60% (fix)

BHW Bausparkasse	2017	5	EUR	Subordinated Liabilities	No	5,69% (fix)

BHW Bausparkasse	2018	6	EUR	Subordinated Liabilities	No	6,08% (fix)

BHW Bausparkasse	2019	48	EUR	Subordinated Liabilities	No	4,27% (fix) – 5,83% (fix)

BHW Bausparkasse	2023	38	EUR	Subordinated Liabilities	No	5,45% (fix) – 6,13% (fix)

BHW Bausparkasse	2024	10	EUR	Subordinated Liabilities	No	5,64% (fix)

Deutsche Bank	1 – Management Report	212
Financial Report 2013	Risk Report Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital
in € m.	Dec 31, 2013	Dec 31, 2012
Total shareholders’ equity per accounting balance sheet	54,719	54,001

Common shares	2,610	2,380

Additional paid-in capital	26,204	23,776

Retained earnings	28,376	29,199
Thereof: Remeasurement effects related to defined benefit plans, net of tax/CTA	(634)	26
Thereof: Net income attributable to Deutsche Bank Shareholders	666	263

Common shares in treasury, at cost	(13)	(60)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income, net of tax	(2,457)	(1,294)

Prudential filters	(216)	(263)

Own credit spread of liabilities designated at fair value	(1)	(2)

Unrealized gains and losses	(215)	(261)

Regulatory adjustments to accounting basis	(15,968)	15,781

Dividend accrual	(765)	(697)

Goodwill	(8,380)	(8,583)
Per balance sheet	(9,074)	(9,297)
Goodwill from at-equity investments	(25)	(30)
Goodwill relating to non-regulatory consolidation circle	719	745

Intangibles	(3,086)	(2,996)
Per balance sheet	(4,858)	(4,922)
Deferred tax liability	548	583
Intangibles relating to non-regulatory consolidation circle	1,223	1,343

Noncontrolling interests	130	124
Per balance sheet	247	239
Noncontrolling interests relating to non-regulatory consolidation circle	(118)	(115)

Securitization positions	(945)	(953)

Shortfall of provisions to expected loss	(430)	(440)

Free-deliveries outstanding	0	0

Significant investments in the capital of financial sector entities	(1,589)	(1,493)

Other, including consolidation and regulatory adjustments	(903)	(743)

Common Equity Tier 1 capital	38,534	37,957

Additional Tier 1 capital	12,182	12,526

Hybrid capital securities	12,182	12,526
Per balance sheet	11,926	12,091
Regulatory adjustments	257	435

Deductions from Additional Tier 1 capital	0	0

Tier 1 capital	50,717	50,483

Tier 2 capital	4,747	6,532

Subordinated debt	7,580	9,362
Per balance sheet	9,274	11,282
Amortization	(2,109)	(2,283)
Regulatory adjustments	415	364

Deductions from Tier 2 capital	(2,965)	(2,885)

Other	132	55

Total Regulatory capital	55,464	57,015

Deutsche Bank	1 – Management Report	213
Financial Report 2013	Risk Report Regulatory Capital

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

Since December 31, 2012, the calculation of our RWAs and capital ratios has incorporated the amended capital requirements for trading book and securitization positions pursuant to the “Basel 2.5” framework, as implemented by the Capital Requirements Directive 3 and transposed into German law by the German Banking Act and the Solvency Regulation.

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

Against this background, we calculate our RWA based on the following approaches:

In December 2007 the BaFin approved the use of the advanced IRBA for the majority of our counterparty credit risk positions which excludes the exposures consolidated from Postbank. Additional advanced IRBA-related BaFin approvals have been obtained during the period 2008 to 2013. The advanced IRBA constitutes the most sophisticated approach available under the Basel regime. Postbank has BaFin approval for the advanced IRBA to be applied to the retail business and certain exposures in the exposure classes “institutions” and “corporate”, and the foundation IRBA for a portion of the other counterparty credit risk exposures.

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

Deutsche Bank	1 – Management Report	214
Financial Report 2013	Risk Report Regulatory Capital

The calculation of regulatory market risk capital requirements is generally based on an internal value-at-risk model, which was approved by the BaFin in October 1998 for our market risk exposures. In December 2011 we received model approvals from BaFin for the stressed value-at-risk, incremental risk charge and comprehensive risk measure. Our regulatory capital calculation for the specific interest rate risk of trading book securitizations and nth-to-default credit derivatives is based on the market risk standardized approach. Further market risk positions covered under the standardized approach include for example exposures in relation to Postbank, longevity risk and certain types of investment funds. More details on the aforementioned internal models are provided in the Section “Trading Market Risk”.

In December 2007, we obtained approval to apply the advanced measurement approach (AMA) to determine our regulatory operational risk capital requirements. On May 15, 2013 BaFin approved the integration of Postbank into our regulatory capital calculation, which has been reflected since second quarter of 2013.

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets on a Basel 2.5 basis broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions if applicable as well as reallocations between the segments but exclude the transitional adjustment according to section 64h (3) of the German Banking Act. The comparison period has been adjusted accordingly. Based on a respective BaFin approval in the second quarter 2013, Postbank has been integrated in the Group’s advanced measurement approach to determine RWA for operational risk.

Risk-weighted Assets by Model Approach and Business Division

	Dec 31, 2013
in € m.	Corporate Banking & Securities[1]	Global Transaction Banking[1]	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	61,619	35,418	5,809	65,909	22,632	10,832	202,219
Segment reallocation	(658)	1,912	259	553	86	(2,152)	0

Advanced IRBA	55,745	26,140	2,589	42,651	11,957	813	139,894
Central Governments	2,927	896	5	90	253	181	4,353
Institutions	5,438	1,921	80	803	922	12	9,175
Corporates	43,075	22,378	2,398	5,638	7,288	620	81,397
Retail	124	33	106	35,844	1,027	0	37,134
Other	4,181	911	0	276	2,466	0	7,834

Foundation IRBA	0	0	0	5,937	264	0	6,202
Central Governments	0	0	0	0	2	0	2
Institutions	0	0	0	1,059	261	0	1,320
Corporates	0	0	0	4,879	1	0	4,880
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,596	87	440	8,046	2,897	2,424	16,490
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,367	67	0	4,630	2	0	6,067
Retail	0	0	0	0	0	0	0
Other	1,229	20	440	3,415	2,896	2,424	10,424

Standardized Approach	3,935	7,279	2,521	8,722	7,428	9,748	39,633
Central Governments	61	39	0	73	40	0	213
Institutions	28	12	8	116	32	1	198
Corporates	2,929	6,106	937	2,004	2,788	470	15,235
Retail	10	916	49	4,654	2,627	0	8,257
Other	906	206	1,526	1,876	1,940	9,275	15,729

Market Risk	34,473	562	2,085	128	10,011	0	47,259
Internal Model Approach	29,156	562	1,102	0	8,892	0	39,712
Standardized Approach	5,317	0	983	128	1,120	0	7,547

Operational Risk	22,598	832	4,659	6,964	15,839	0	50,891
Advanced measurement approach	22,598	832	4,659	6,964	15,839	0	50,891

Total	118,689	36,811	12,553	73,001	48,483	10,832	300,369

[1]

The increase in risk-weighted assets in Global Transaction Banking is primarily due to changes in the organizational structure in the third quarter of 2013, resulting in a respective decrease in Corporate Banking & Securities.

Deutsche Bank	1 – Management Report	215
Financial Report 2012	Risk Report Regulatory Capital

	Dec 31, 2012
in € m.	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	69,763	26,696	6,359	67,804	42,197	16,133	228,952
Segment reallocation	(827)	299	224	294	1,868	(1,858)	0

Advanced IRBA	63,727	18,464	2,823	38,637	19,501	573	143,725
Central Governments	2,440	818	11	76	266	151	3,762
Institutions	5,686	1,607	93	200	1,333	27	8,946
Corporates	49,258	15,610	2,589	2,796	10,999	395	81,646
Retail	217	20	130	34,529	1,150	0	36,046
Other	6,125	409	1	1,037	5,753	0	13,325

Foundation IRBA	0	0	0	8,726	1,813	0	10,539
Central Governments	0	0	0	32	2	0	35
Institutions	0	0	0	2,217	939	0	3,156
Corporates	0	0	0	6,477	872	0	7,349
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,487	261	455	9,042	8,027	2,321	22,592
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,341	240	0	5,574	3,802	0	10,957
Retail	0	0	0	0	0	0	0
Other	1,146	20	455	3,467	4,225	2,321	11,635

Standardized Approach	4,376	7,673	2,856	11,105	10,988	15,096	52,096
Central Governments	2	68	0	87	222	1	379
Institutions	13	16	9	112	77	3	230
Corporates	3,070	7,125	1,038	2,733	4,273	401	18,640
Retail	16	392	134	5,991	2,758	1	9,292
Other	1,275	73	1,675	2,183	3,658	14,691	23,555

Market Risk	35,656	365	1,166	360	15,512	0	53,058
Internal Model Approach	31,280	365	1,166	0	13,761	0	46,571
Standardized Approach	4,376	0	0	360	1,751	0	6,487

Operational Risk	19,221	331	4,904	4,530	22,609	0	51,595
Advanced measurement approach	19,221	331	4,904	4,530	22,609	0	51,595

Total	124,640	27,392	12,429	72,695	80,317	16,133	333,605

Within credit risk, the line item “Other” in Advanced IRBA predominately reflects RWA from securitization positions in the banking book. The Other IRBA mainly contains equity positions as well as non-credit obligation assets in the category “Other”. Within the Standardized Approach, majority of the line item “Other” includes RWAs from our pension fund assets with the remainder being RWAs from banking book securitizations as well as exposures assigned to the further exposure classes in the Standardized Approach apart from central governments, institutions, corporates and retail.

The execution of our divestment strategy in NCOU has resulted in a reduced balance sheet, which triggered a review of our operational risk allocation framework. In line with the NCOU business wind down, we reallocated RWA for operational risk amounting to € 7 billion to our Core Bank in the third quarter of 2013.

Deutsche Bank	1 – Management Report	216
Financial Report 2012	Risk Report Regulatory Capital

Regulatory Capital Requirements and Risk-weighted Assets

	Dec 31, 2013		Dec 31, 2012
in € m.	Capital requirements	RWA	Capital requirements	RWA
Counterparty credit risk

Advanced IRBA
Central governments	348	4,353	301	3,762
Institutions	734	9,175	716	8,946
Corporates	6,512	81,397	6,532	81,646
Retail (excluding Postbank)	1,787	22,342	1,727	21,583
Retail (Postbank)	1,183	14,792	1,157	14,462
Other non-credit obligation assets	459	5,739	494	6,180

Total advanced IRBA	11,024	137,798	10,926	136,580

Foundation approach
Central governments	0	2	3	35
Institutions	106	1,320	252	3,156
Corporates	876	10,946	1,465	18,306
Total foundation approach	981	12,268	1,720	21,496

Standardized approach
Central governments	2	28	0	1
Regional governments and local authorities	5	68	4	55
Other public sector entities	9	118	26	323
Multilateral development banks	0	0	0	0
International organizations	0	0	0	0
Institutions	16	198	18	230
Covered bonds issued by credit institutions	0	3	1	8
Corporates	1,219	15,235	1,491	18,640
Retail	479	5,982	525	6,564
Claims secured by real estate property	182	2,275	218	2,728
Collective investment undertakings	54	670	196	2,444
Other items	738	9,223	1,176	14,702
Past due items	124	1,553	130	1,625

Total standardized approach	2,828	35,354	3,786	47,320

Risk from securitization positions
Securitizations (IRBA)	627	7,834	1,066	13,325
Securitizations (standardized approach)	98	1,222	117	1,457

Total risk from securitization positions	725	9,057	1,183	14,782

Risk from equity positions
Equity positions (grandfathered)[1]	242	3,023	262	3,273
Equity positions (IRBA simple risk-weight approach)	375	4,685	436	5,455
Exchange-traded	43	534	51	632
Non-exchange-traded	323	4,033	369	4,616
Non-exchange-traded but sufficiently diversified	9	118	17	207

Total risk from equity positions	617	7,709	698	8,727

Settlement risk	3	34	4	46

Total counterparty credit risk[2]	16,178	202,219	18,316	228,952

Market risk in the trading book
Internal model approach	3,179	39,738	3,726	46,571
Value-at-Risk	674	8,427	761	9,510
Stressed Value-at-Risk	1,254	15,673	1,641	20,518
Incremental Risk Charge	996	12,446	761	9,509
Comprehensive Risk Measurement (Correlation Trading)	255	3,193	563	7,035
Standardized approach	602	7,521	519	6,487
Interest rate risk – Securitization	473	5,908	429	5,361
Interest rate risk – Nth-to-default derivatives	5	63	14	172
Interest rate risk – Other	1	13	2	26
Equity risk	0	0	0	0
FX risk	16	200	42	524
Commodity risk	0	0	0	0
Other market risk	107	1,338	32	404

Total market risk in the trading book	3,781	47,259	4,245	53,058

Operational risk
Advanced measurement approach	4,071	50,891	4,128	51,595

Total regulatory capital requirements and RWA	24,030	300,369	26,688	333,605

[1]	Other non-credit obligation assets of Postbank have been integrated into the Advanced IRBA category.
[2]	Excludes the transitional adjustment according to section 64h (3) of the German Banking Act amounting to € 154 million as of December 31, 2013 and € 236 million as of December 31, 2012.

Deutsche Bank	1 – Management Report	217
Financial Report 2012	Risk Report Regulatory Capital

The tables below provide an analysis of key drivers for RWA movements on a Basel 2.5 basis observed for credit, market and operational risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk

	Dec 31, 2013		Dec 31, 2012
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions	Counterparty credit risk	thereof: derivatives and repo-style transactions

Credit risk RWA balance, beginning of year	228,952	35,274	262,460	50,973

Book Size	(4,516)	(2,167)	(11,898)	(9,516)
Book Quality	(9,701)	(2,247)	N/M	N/M
Model Updates	(2,061)	0	(7,302)	(4,180)
Methodology and Policy	0	0	0	0
Acquisition and Disposals	(5,467)	(3)	(12,670)	(1,567)
Foreign exchange movements	(4,988)	(1,403)	(1,639)	(436)

Credit risk RWA balance, end of year	202,219	29,454	228,952	35,274

N/M – Not meaningful

We have slightly re-designed the classifications of key drivers for the RWA credit risk development table in order to be fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). The figures for December 31, 2012 have been adjusted accordingly. Only for December 31, 2012 RWA movements in relation to book size and book quality have been provided cumulatively in the category “book size”. The main changes encompass: We split out “book quality” from “book size”, where “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Organic changes in our portfolio size and composition is considered in the category “book size”. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses and disposal-related activities.

The decrease in RWA for counterparty credit risk by 11.7 % since December 31, 2012 mainly reflects the reduction efforts resulting from de-risking activities. The respective impact is reflected in the category “acquisition and disposal” but also in “book quality” and “book size”, mainly in relation to re-calibrations, increased collateral and netting coverage or process enhancements. The decrease in the category “model updates” primarily shows the impact of additional BaFin approvals received mainly for Postbank where certain exposures in the exposure classes “institutions” and “corporates” are newly assigned to the advanced IRBA.

Development of Risk-weighted Assets for Market Risk

in € m.	Dec 31, 2013	Dec 31, 2012
Market risk RWA balance, beginning of year	53,058	68,095

Movement in risk levels	(8,598)	(322)
Market data changes and recalibrations	1,136	(2,577)
Model updates	542	(707)
Methodology and policy	1,200	(11,215)
Acquisitions and disposals	0	0
Foreign exchange movements	(79)	(216)

Market risk RWA balance, end of year	47,259	53,058

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank.

The € 5.8 billion (11%) RWA decrease for market risk since December 31, 2012 was primarily driven by decreases in the category of “movement in risk levels”, with some offset from “market data changes” and “methodology and policy”. Risk levels were significantly lower within the internal value-at-risk and stressed value-at-risk models coming from reductions across most asset classes but particularly within credit spread exposures. Reductions were also seen in the comprehensive risk measure due to de-risking within NCOU but there were

Deutsche Bank	1 – Management Report	218
Financial Report 2013	Risk Report
	Regulatory Capital

some increases in the incremental risk. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “market data changes and recalibrations” category. The increase in the first nine months of 2013 was due to an increase within the incremental risk charge, based on a more conservative parameter choice within the calculation. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “model updates”. Significant new businesses and disposals would be assigned to the line item “acquisition and disposal”, which was not applicable in this reporting period.

Development of Risk-weighted Assets for Operational Risk

in € m.	Dec 31, 2013	Dec 31, 2012
Operational risk RWA balance, beginning of year	51,595	50,695

Loss profile changes (internal and external)	2,623	3,496
Expected loss development	(959)	(1,115)
Forward looking risk component	(515)	(2,671)
Model updates	1,885	1,551
Methodology and policy	0	0
Acquisitions and disposals	(3,738)	(361)

Operational risk RWA balance, end of year	50,891	51,595

In the second quarter of 2013 BaFin approved the integration of Postbank into our Group regulatory capital calculation. Given that, the applied acquisition add-on for Postbank was removed and the risk profile of Postbank was incorporated in our Advanced Measurement Approach Model. This resulted in a RWA benefit of € 3.8 billion (incl. diversification effects) compared to year-end 2012. The acquisition add-on of € 109 million for DB Investment Services (former Xchanging Transaction Bank) was calculated based on their Advanced Measurement Approach Model and the integration of DB Investment Services in our Advanced Measurement Approach Model is planned for 2014.

Model Updates of € 1.9 billion containing the implementation of a model enhancement with respect to loss frequency which led to a RWA increase of € 2.4 billion offset in part by a RWA decrease of € 500 million driven by model tail recalibration. Due to an increase of the expected loss as calculated by our Advanced Measurement Approach Model, we were allowed to deduct a higher expected loss, which led to a RWA benefit of € 959 million. The remaining changes originated from changes in the forward looking risk component (qualitative adjustment) and movements in the loss profile of used internal and external data.

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

The following table shows our eligible regulatory capital, including transitional items pursuant to Section 64h (3) KWG, available to cover the minimum capital requirements by risk type:

Coverage of Minimum Capital Requirements

	Dec 31, 2013		Dec 31, 2012
in € m.	Regulatory capital requirements	Available regulatory capital	Regulatory capital requirements	Available regulatory capital
Counterparty credit risk and operational risk	20,261	55,618	22,464	57,251

Market risk	3,781	35,357	4,245	34,787

Deutsche Bank	1 – Management Report	219
Financial Report 2013	Risk Report Regulatory Capital

As of each of December 31, 2013, and December 31, 2012, we held regulatory capital well above the required minimum standards. The decrease of regulatory capital in 2013 of € 1.6 billion was the result of a decreased Tier 2 capital (€ 1.8 billion), primarily reflecting the maturing and amortization of Tier 2 capital instruments.

The German Banking Act and Solvency Regulation rules required us to cover our market risk as of December 31, 2013 with € 3.8 billion of total regulatory capital (Tier 1 + 2 + 3) compared with € 4.2 billion as of December 31, 2012. We met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3).

As of December 31, 2013, the transitional item amounted to € 154 million compared with € 236 million as of December 31, 2012. In our reporting to the German regulatory authorities, this amount is included in the Tier 1 capital, total regulatory capital and the total risk-weighted assets, as shown in the tables above. Correspondingly, our Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 16.9 % and 18.5%, respectively, on December 31, 2013 compared with 15.2 % and 17.1%, respectively, on December 31, 2012.

As of December 31, 2013, Deutsche Bank AG and its subsidiaries Deutsche Bank Privat- und Geschäftskunden AG, norisbank GmbH, Deutsche Bank Europe GmbH, Sal. Oppenheim jr. & Cie. AG & Co.KGaA, Deutsche Oppenheim Family Office AG, Deutsche Immobilien Leasing GmbH and Leasing Verwaltungsgesellschaft Waltersdorf mbH did not calculate or report regulatory capital ratios on a stand-alone basis as these companies had applied the exemptions codified to the waiver rule Section 2a German Banking Act. As a result, they are exempted from the obligation to comply with certain requirements of the Banking Act regarding their regulatory capital on a standalone basis, including solvency calculations and reporting of regulatory capital ratios. These exemptions are available only for group companies in Germany and can only be applied if, among other things, the risk strategies and risk management processes of Deutsche Bank AG also include the companies that apply the waiver rules, there is no material practical or legal impediment to the prompt transfer of own funds or repayment of liabilities from Deutsche Bank AG to the respective subsidiaries or from all subsidiaries in the Group to Deutsche Bank AG and Deutsche Bank AG has assumed the responsibility for the liabilities of the respective subsidiaries unless the risks presented by them are insignificant.

Deutsche Postbank AG, which we have consolidated since December 3, 2010, as well as Deutsche Bank Privat- und Geschäftskunden AG and Deutsche Bank Securities Inc. are considered significant subsidiaries of the Group. Here, “significant” is defined as an entity whose relative individual contribution to our risk-weighted assets exceeds 5 % of our overall RWA. In December 2012 Deutsche Postbank AG has issued a waiver notification in accordance with Section 2a KWG to the German Supervisory Authority, the application of which is currently under discussion between Deutsche Postbank AG and the Supervisory Authority. Notwithstanding, the Tier 1 capital ratio as of December 31, 2013 and the total capital ratio for the Deutsche Postbank Group including Deutsche Postbank AG with goodwill components allowed pursuant to Section 64h (3) KWG amounted to 10.9 % and 15.4%, and 12.0 % and 15.9 % as of December 31, 2012, respectively. For Deutsche Bank Privat- und Geschäftskunden AG no capital ratios were disclosed due to its waiver application. Deutsche Bank Securities Inc. was exempted from reporting regulatory capital ratios according to the Basel framework based on its broker dealer entity status under the regulation of the Securities Exchange Commission (SEC). It reports a net capital well in excess of the minimum standard required for broker dealers.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on our businesses. We complied with the regulatory capital adequacy requirements in 2013. Our subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2013.

Deutsche Bank	1 – Management Report	220
Financial Report 2013	Risk Report
	Balance Sheet Management

Reconciliation of Risk-Weighted Assets from Basel 2.5 to CRR/CRD 4 non-GAAP Financial Measures

Although the CRR/CRD 4 rules have to be applied on and after January 1, 2014 (the CRD 4 after implementation into national law), we determine pro forma Common Equity Tier 1 capital (CET 1 capital) and pro forma risk-weighted assets (RWA) according to the solvency rules under CRR/CRD 4. Our interpretation is formally incorporated in policies governed by the same structures and committees as the policies that we use to calculate RWA and CET 1 capital under Basel 2.5 rules.

The “fully loaded” CRR/CRD 4 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern us as of 2019 according to the corresponding legislation. The “transitional” CRR/CRD 4 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the “fully loaded” capital rules. As the final implementation of CRR/CRD 4 may differ from our earlier expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labeled measures used by our competitors.

Comparison of Risk-Weighted Assets under Basel 2.5 Reporting, Pro Forma CRR/CRD 4 “transitional” and Pro Forma CRR/CRD 4 “fully-loaded”

	Dec 31, 2013			Dec 31, 2012
in € b. (unless stated otherwise)	Basel 2.5 reported (audited)	Pro forma CRR/CRD 4 transitional (unaudited)	Pro forma CRR/CRD 4 fully-loaded (unaudited)	Basel 2.5 reported (audited)	Pro forma CRR/CRD 4 transitional (unaudited)	Pro forma CRR/CRD 4 fully-loaded (unaudited)
Risk-Weighted Assets	300	0	0	334	0	0

CRR/CRD 4 impact on RWA
New charge for Credit Valuation Adjustments (CVA)	0	12	12	0	28	28
Reclassification of high risk securitization positions from CET 1 capital deductions into RWA	0	23	23	0	24	24
New charge for business with Central Counter-parties and clearing	0	2	2	0	4	4
Other [1]	0	17	12	0	19	12

Risk-Weighted Assets pro forma	0	355	350	0	408	401

[1]	Includes changes to Credit Risk and Market Risk RWA calculation as well as RWA related to capital deductions.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our adjusted leverage ratio, which is calculated using adjusted total assets and adjusted total equity figures, as well as on the exposure measure for leverage ratio purposes as defined by CRR/CRD 4.

Leverage Ratio according to internal definition (unaudited)

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

Deutsche Bank	1 – Management Report	221
Financial Report 2013	Risk Report
	Balance Sheet Management

contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are generally presented gross, as they do not settle net in the ordinary course of business even when covered by master netting agreement. However in certain situations where the IAS 32 netting criteria are met, then the repurchase and reverse repurchase agreements will be presented net in the financial statements. It has been industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.

—

Total equity under IFRS is adjusted to reflect pro forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with competitors. The definition of the adjusted leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared with our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared with other companies’ leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Leverage Ratio according to CRR/CRD 4 (unaudited)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a future supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure. Banks will be required by January 1, 2018, to exceed the proposed minimum leverage ratio of 3%. Prior to that date there are no regulatory requirements to exceed this threshold, while the disclosure of the leverage ratio and its components will be required starting January 1, 2015.

The exposure measure for purposes of the CRR/CRD 4 leverage ratio is higher than our total assets (adjusted) primarily due to the regulatory add-on for derivatives based on notional amounts and the consideration of weighted off-balance sheet exposures.

The key adjustments to IFRS total assets under our CRR/CRD 4 leverage ratio exposure measure definition are as follows:

—

Derivatives: reflect netting against corresponding liabilities permitted for regulatory purposes, partially offset by recognition of Potential Future Exposure (notional times supervisory add-on factor, depending on product and maturity);

—

Securities Financing Transactions: based on the ‘Supervisory Volatility Adjustments Approach’ which encompasses regulatory netting, collateral recognition and supervisory haircuts, and is also applied for non-cash SFT which are not reported on the balance sheet;

—

Remaining Assets: We apply trade date accounting for purchases or sales of financial assets requiring physical delivery of the respective assets, resulting in a temporary balance sheet gross-up until settlement occurs. We believe that the increase of the exposure measure arising from the use of trade date accounting should be adjusted for by assuming that unsettled positions subject to the application of trade date accounting are settled immediately, regardless of their accounting treatment;

—

Off-balance sheet exposure: undrawn commitments are recognized in the exposure measure with 100 % of their notional value, except for unconditionally cancellable commitments which get a preferred weight of 10%, plus other off-balance sheet exposures e.g. in the form of guarantees or L/Cs that receive a weight of 100%, or alternatively either 50 % or 20 % for certain trade finance-related products;

Deutsche Bank	1 – Management Report	222
Financial Report 2013	Risk Report
	Balance Sheet Management

—

Regulatory adjustments, which include transition effects from an accounting to a regulatory view, e.g. for differences in consolidation circles, as well as regulatory capital deductions items (including goodwill and intangibles, deferred tax assets on unused tax losses) that can also be deducted from the exposure measure to ensure consistency between the numerator and denominator of the ratio.

To provide an indication of the potential impact of this new regulatory leverage ratio on us, we have estimated our adjusted pro forma CRR/CRD 4 leverage ratio as shown below. Because the CRR/CRD 4 were not yet in force as of December 31, 2013, such measures are also non-GAAP financial measures. The table also includes a reconciliation of the exposure measures under IFRS against internal definitions and CRR/CRD 4.

Reconciliation of Exposure Measures applied to adjusted pro forma CRR/CRD 4 leverage ratio calculation

	Dec 31,2013			Dec 31,2012
in € b. (unless stated otherwise)	Total Assets IFRS (audited)	Total Assets (adjusted/ unaudited)	Pro forma CRR/CRD 4 (unaudited)	Total Assets IFRS (audited)	Total Assets (adjusted/ unaudited)
Exposure Measure (spot value at reporting date)	1,611	1,066	1,445	2,022	1,209

Total Delta to IFRS		(545)	(167)		(813)

Major exposure components and breakdown of delta to IFRS from:

Derivatives [1]	509	51	373	777	71

Delta to IFRS from

Netting [2]		(410)	(401)		(639)

Application of cash collateral received		(47)			(66)

Add-on			266

Securities Financing Transactions [3]	207	190	44	220	194

Delta to IFRS from

Netting		(17)			(26)

Supervisory Volatility Adjustments Approach [4]			(163)

Remaining Assets	896	826	866	1,026	944

Delta to IFRS from

Cash Collateral Pledged & Pending Settlements Netting		(70)	(30)		(82)

Off-Balance Sheet Exposure			199

With 100 % credit conversion factor			185

With 50 % credit conversion factor			2

With 20 % credit conversion factor			8

With 10 % credit conversion factor			5

Adjustments [5]			(38)

Total equity (IFRS)	55.0			54.2

Adjustment for pro forma fair value gains (losses) on the Group’s own debt (post-tax) [6]		1.7			1.7

Total equity (adjusted)		56.7			55.9

Fully loaded Common Equity Tier 1 capital			34.0

Eligible Additional Tier 1 capital instruments under the phase-out methodology			11.2

Adjusted Tier 1 capital			45.2

Leverage Ratio (in x)	29.3	18.8		37.3	21.6

Adjusted pro forma CRR/CRD 4 leverage ratio (in %)			3.1

[1]	Including derivatives qualifying for hedge accounting.
[2]	Total Assets (adjusted): credit line netting, pro forma CRR/CRD 4: regulatory netting.
[3]	Including Prime Brokerage receivables.
[4]	Includes regulatory netting, collateral recognition and supervisory haircuts, also for non-cash SFT.
[5]	Including transition from accounting to regulatory view as well as regulatory adjustments.
[6]	The estimated cumulative tax effect on pro forma fair value gains (losses) on such own debt was € (0.9) billion for both December 31, 2013, and December 31, 2012.

As of December 31, 2013, our adjusted leverage ratio was 19, down from 22 as of prior year-end.

Deutsche Bank	1 – Management Report	223
Financial Report 2013	Risk Report
	Overall Risk Position

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 29 as of December 31, 2013, a significant decrease compared to 37 as at end of 2012.

Following the publication of the CRR/CRD 4 framework on June 27, 2013, we have established a new leverage ratio calculation according to the future legally binding framework. As of December 31, 2013, our adjusted pro forma CRR/CRD 4 leverage ratio was 3.1%, taking into account an adjusted pro forma Tier 1 capital of € 45.2 billion over an applicable exposure measure of € 1,445 billion. The adjusted pro forma Tier 1 capital comprises our pro forma fully loaded Common Equity Tier 1 capital plus all Additional Tier 1 instruments that were still eligible according to the transitional phase-out methodology of the CRR/CRD 4. As of December 31, 2012, our Additional Tier 1 instruments from Basel 2.5 compliant issuances amounted to € 12.5 billion. During the transitional phase-out period the maximum recognizable amount of these Additional Tier 1 instruments will be reduced at the beginning of each financial year by 10 % or € 1.3 billion through 2022. For December 31, 2013, this resulted in Additional Tier 1 instruments of € 11.2 billion eligible according to CRR/CRD 4 that are included in our adjusted pro forma CRR/CRD 4 leverage ratio. We intend to issue new CRR/CRD 4 eligible Additional Tier 1 instruments over time to compensate effects from those that are being phased out under CRR/CRD 4.

Overall Risk Position

Economic Capital

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Overall risk position as measured by economic capital usage

			2013 increase (decrease)
			from 2012
in € m.	Dec 31, 2013	Dec 31, 2012	in € m.	in %
Credit risk	12,013	12,574	(561)	(4)

Market Risk	12,738	13,185	(447)	(3)
Trading market risk	4,197	4,690	(493)	(11)
Nontrading market risk	8,541	8,495	46	1

Operational risk	5,253	5,018	235	5

Diversification benefit across credit, market and operational risk	(4,515)	(4,435)	(80)	2

Sub-total credit, market and operational risk	25,489	26,342	(853)	(3)

Business risk	1,682	2,399	(718)	(30)

Total economic capital usage	27,171	28,741	(1,570)	(5)

As of December 31, 2013, our economic capital usage totaled € 27.2 billion, which is € 1.6 billion, or 5%, below the € 28.7 billion economic capital usage as of December 31, 2012. The lower overall risk position mainly reflected de-risking activities which were partially offset by methodology updated across risk types.

The economic capital usage as of December 31, 2013 included € 4.3 billion in relation to Postbank, which is € 1.0 billion, or 19 % lower than the € 5.3 billion economic capital usage as of December 31, 2012. The decrease was largely driven by de-risking activities of credit spread risk exposure of Postbank’s banking book, partially offset by increased economic capital usage for operational risk.

Our economic capital usage for credit risk totaled € 12.0 billion as of December 31, 2013. The decrease of € 561 million, or 4%, mainly reflected process enhancements and reduced exposures, primarily in NCOU, partially offset by increases from the internal model recalibration.

Deutsche Bank	1 – Management Report	224
Financial Report 2013	Risk Report
	Overall Risk Position

The economic capital usage for market risk decreased by € 447 million, or 3%, to € 12.7 billion as of December 31, 2013 and was driven by € 493 million, or 11%, lower trading market risk. The decrease was primarily driven by reductions from within NCOU. The nontrading market risk economic capital usage increased by € 46 million, or 1%, largely driven by the implementation of a more conservative methodology for structural foreign exchange risk and pension risk with regards to applied liquidity horizon and treatment of longevity risk offset by a substantial decrease in exposures for banking books with material credit spread risk.

The economic capital usage for operational risk increased to € 5.3 billion as of December 31, 2013, compared with € 5.0 billion at year-end 2012. This is mainly driven by the implementation of a change in our AMA Model to better estimate the frequency of Deutsche Bank specific operational risk losses. The change led to an increased economic capital usage of € 191 million. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as that of the industry as a whole. The related operational risk losses that have materialized and give rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions. The economic capital continues to include the safety margin applied in our AMA Model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of refinancing and reputational risk, and a tax risk component. The business risk economic capital usage totaled € 1.7 billion as of December 31, 2013, which is € 718 million or 30 % lower than the € 2.4 billion economic capital usage as of December 31, 2012. The decrease was driven by a lower economic capital usage for the strategic risk component as a result of a more optimistic business plan for 2014 compared to the business plan for 2013.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 80 million, or 2%, as of December 31, 2013, mainly reflecting effects from regular model recalibration.

Internal Capital Adequacy Assessment Process

The lnternal Capital Adequacy Assessment Process (“ICAAP”) requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to maintain adequate capitalization on an ongoing and forward looking basis, i.e., internal capital supply to exceed internal capital demand (figures are described in more detail in the section “Internal Capital Adequacy”).

We, at a Group level, maintain compliance with the lCAAP as required under Pillar 2 of Basel 2 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a Group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to help us maintain our adequate capitalization on an ongoing and forward looking basis are:

—	A strategic planning process which aligns risk strategy and appetite with commercial objectives;
—	A continuous monitoring process against approved risk and capital targets set;
—	Frequent risk and capital reporting to management; and
—	An economic capital and stress testing framework which also includes specific stress tests to underpin our recovery monitoring processes.

More information on risk management organized by major risk category can be found in section “Risk Management Principles – Risk Governance”.

Deutsche Bank	1 – Management Report	225
Financial Report 2013	Risk Report
	Overall Risk Position

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In 2013 our capital supply definition was aligned with the CRR/CRD 4 capital framework by discontinuing the adjustment for unrealized gains/losses on cash flow hedges and inclusion of the debt valuation adjustments. The prior year information has been changed accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Dec 31, 2013	Dec 31, 2012
Capital Supply
Shareholders’ Equity	54,719	54,001
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(537)	(569)
Deferred Tax Assets	(7,071)	(7,712)
Fair Value adjustments for financial assets reclassified to loans [2]	(363)	(1,991)
Noncontrolling Interests [3]	0	0
Hybrid Tier 1 capital instruments	12,182	12,526
Tier 2 capital instruments [4]	9,689	11,646

Capital Supply	68,619	67,901

Capital Demand
Economic Capital Requirement	27,171	28,741
Intangible Assets	13,932	14,219

Capital Demand	41,103	42,960

Internal Capital Adequacy Ratio	167%	158%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 167 % as of December 31, 2013, compared with 158 % as of December 31, 2012. The increase in capital supply, driven by higher shareholders’ equity and reduced deduction items as well as the decrease in the observed capital demand determined the development in favor of the ratio. The shareholders’ equity increase by € 718 million mainly reflected the capital increase in the second quarter partially offset by foreign currency translation effects. The Fair Value adjustments for financial assets reclassified to loans decreased by € 1.6 billion, reflecting mainly de-risking activities and consolidation of special purpose vehicles under IFRS 10. The decrease in capital demand was driven by lower economic capital requirement, explained in the section “Overall Risk Position”, which was further supported by the impairments of goodwill and other intangible assets in the fourth quarter 2013.

The above capital adequacy measures apply for the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework, further described in the other sections of this report.

Deutsche Bank	1 – Management Report	226
Financial Report 2013	Compensation Report
	Executive Summary

Compensation Report

Introduction

The 2013 Compensation Report provides detailed qualitative and quantitative compensation information with regards to the overall Deutsche Bank Group. Furthermore, it contains disclosures specific to the Management Board members and employees identified pursuant to the German regulation on the supervisory requirements for compensation systems of banks (“Institutsvergütungsverordnung” – InstitutsVergV).

The report comprises of the following sections:

—	Executive summary
—	Group compensation overview and disclosure
—	Management Board report and disclosure
—	Employees regulated in accordance with the InstitutsVergV
—	Supervisory Board report and disclosure

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (Handelsgesetzbuch “HGB”), the German Accounting Standard No. 17 “Reporting on Executive Body Remuneration”, the InstitutsVergV and the recommendations of the German Corporate Governance Code.

Executive Summary

Group Compensation

External regulatory requirements and internal drivers for cultural change continued to shape the compensation policy and systems within the Group. As a result, 2013 saw significant further progress with regards to our overall compensation strategy, structures and governance framework both at the Management Board level and Group-wide.

We continue to support and value the merits of Variable Compensation. Operated and governed within a sound risk management framework it is a vital tool to attract, retain and appropriately incentivize high performing talent. In this regard, our Group Variable Compensation pool in respect of FY 2013 was € 3.16 billion. In keeping with our historic approach, 44 % of the pool was deferred over three to five years and made subject to a combination of behavioral and performance based forfeiture provisions. The scope of the forfeiture provisions have been significantly extended this year.

Management Board

The Supervisory Board restructured the compensation system for members of the Management Board. This change was approved by the General Meeting in May, with effect as of January 1, 2013. The restructuring is largely based on the recommendations of the “Independent Panel” established in 2012, and constitutes an additional component of the implementation of the Strategy 2015+. Compensation is now even more clearly aligned to the strategic goals and values of Deutsche Bank. In particular, broadening the performance criteria in both of the Variable Compensation components demonstrates even greater balance and sustainability for remuneration.

Deutsche Bank	1 – Management Report	227
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

In accordance with the requirements of the InstitutsVergV, a new Compensation Control Committee, which is mandatory as of January 1, 2014, was established from Supervisory Board members. The Committee will assume the functions of the Chairman’s Committee, in particular with regard to preparing the design of the compensation system and the determination of the compensation of Management Board members. The Compensation Control Committee already began its work at the end of 2013.

Regulated Employees

In accordance with the InstitutsVergV we identified 1,295 material risk takers (referred to as “Regulated Employees”) in respect of 2013. This represents a 7 % increase from 2012 which is driven in part by an increase in Risk function personnel identified and reduction in the compensation threshold, above which an employee is automatically deemed to be a material risk taker. This action has been taken voluntarily and in advance of the final European Banking Authority (EBA) Technical Standards which have been submitted by the EBA to the Commission in December 2013 and are expected to be published in 2014.

Approximately 560 of the Regulated Employee group are based in the European Union (EU). From the Regulated Employee population, we again identified a core senior management group consisting of 133 employees. As the leaders and stewards of the Bank it is prudent that the majority of their compensation should be linked to the long-term success of the Group. As such, their deferred equity awards are subject to a combined deferral and retention period of five years and the average deferral rate of Variable Compensation across this group was in excess of 85%.

Group Compensation Overview and Disclosure

Cultural and Regulatory Influences

2013 was a defining year with regards to the compensation regulations applicable to banks in the EU following the finalization of the Capital Requirements Directive (CRD) 4. The new remuneration requirements (including the headline measure limiting fixed to Variable Compensation ratios) came into effect on January 1, 2014, however, are not applicable to compensation in respect of the performance year 2013. While there remain a few interpretive uncertainties at this point in time, the Bank has endeavored to be at the forefront of compensation regulatory changes and will ensure full compliance with all of the new requirements. Specifically, the bank will continue to adhere to the InstitutsVergV and the German Banking Act which were amended effective from January 1, 2014 to reflect the requirements of the CRD 4.

In conjunction with the external developments, culture and cultural change within the Bank remains an essential part of our Strategy 2015+. A milestone in this regard was reached in mid-2013 with the launch of our new Deutsche Bank values and beliefs which lie at the core of what we do. Compensation is an integral component of a successful and sustainable organization and therefore we have sought to ensure that the goals and objectives of our newly developed compensation strategy are aligned with the values and beliefs.

Our compensation strategy is predicated on supporting a diversified universal banking model with safe compensation practices aligned to the Bank’s values. Specifically, the compensation strategy has five objectives:

—	To support the delivery of Deutsche Bank’s client-focused, universal bank strategy by attracting and retaining talent across the range of diverse business models and across 65 country locations;
—	To support the long term performance of the Bank, the sustainable development of the institution and the risk strategies that derive from this;
—	To support long-term performance that is predicated on cost discipline and efficiency;
—

To ensure that the Bank’s compensation practices are safe in terms of risk-adjusting performance outcomes, preventing inappropriate risk taking, ensuring compatibility with capital and liquidity planning and complying with regulation;

Deutsche Bank	1 – Management Report	228
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

—	To underpin the Bank’s stated values of integrity, sustainable performance, client centricity, innovation, discipline and partnership.

Furthermore, the compensation strategy is vital to delivering all five levers of Deutsche Bank’s Strategy 2015+:

—	Clients: Placing a strategic emphasis on the Bank’s client franchises by ensuring franchise competitiveness and client centricity;
—	Competencies: Ensuring the Bank can attract and retain the right talent across the breadth of products and control function/infrastructure areas;
—	Capital: Promoting organic capital growth, the reduction of risk-weighted assets and a compensation system that supports the Group’s capital plan;
—	Costs: Incentivizing actions that deliver long term cost targets and ongoing cost discipline;
—

Culture: Linking incentives to behaviors that underpin sustainable performance, financial discipline and an appropriate risk culture. In particular, compensation outcomes have been more closely linked to disciplinary action through improved forfeiture provisions.

Compensation Governance

A robust and effective governance framework ensures we operate within the clear parameters of our compensation strategy and policy. All compensation matters, and overall compliance with regulatory requirements, are overseen by the key committees that form the Global Reward Governance Structure.

In accordance with the German two tier board structure, the Supervisory Board governs the compensation of the Management Board members, whilst the Management Board, supported by the Senior Executive Compensation Committee (“SECC”), oversees compensation matters for all other employees in the Group. In accordance with the updated InstitutsVergV, the SECC now works in co-operation with the newly created Compensation Control Committee (“CCC”) in relation to Group matters. The CCC is comprised of Supervisory Board members and ensures a closer link to and focus on Group compensation matters by the Supervisory Board.

Deutsche Bank	1 – Management Report	229
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

The SECC is co-chaired by Stefan Krause (CFO) and Stephan Leithner (CEO Europe ex Germany and UK, Human Resources, Legal & Compliance, Government and Regulatory Affairs), both of whom are members of the Management Board. The remaining membership is comprised of Stuart Lewis (CRO and member of the Management Board) and senior employees from Finance and Human Resources. In order to maintain its independence, no employees aligned to any of our business divisions are members of the SECC. The SECC prepares and recommends to the Management Board key Group level decisions on compensation strategy and structures, as well as overseeing the overall compensation process through its sub-committee structure.

Compensation Governance Enhancements

In addition to the formation of the CCC, a number of additional governance enhancements were introduced during 2013 with particular focus on the remit and work of the Group Compensation Oversight Committee (“GCOC”).

As a delegated body of the SECC, the GCOC is responsible for the oversight of the Divisions’ year-end compensation processes. As such, the GCOC provides a compensation framework and guidance to Divisional Compensation Committees (“DCC”) to establish their divisional compensation frameworks. The GCOC then reviews these frameworks ensuring that both the frameworks and the DCCs’ general practices comply with the Bank’s compensation principles and policies, as well as external regulatory requirements.

The purpose of the GCOC is multi-fold:

Ensure that sound compensation parameters and metrics (financial and non-financial) were considered by divisions when allocating Variable Compensation pools within the division, with particular reference to:

—	The financial performance of the respective division and sub-divisional business areas, in the context of wider business strategy;
—	The consideration of inherent risk profiles based on the different types of risk (i.e., operational, market, liquidity, reputational, regulatory and credit risk);
—	Other strategic qualitative factors.

To review the Divisional governance structure (and the communication thereof) and processes supporting Variable Compensation decisions at an individual employee level, to:

—	Broadly assess adherence to established compensation governance requirements;
—	Determine if further enhancements to the division’s compensation governance processes are needed.

The GCOC monitors the DCCs’ progress in relation to the established compensation governance requirements throughout the Group’s annual year-end compensation process and provides a summary of its findings and recommendations to the SECC prior to the conclusion of the process.

The GCOC made a number of enhancements to the compensation governance process for 2013. These enhancements included, but were not limited to:

—	a review of all existing compensation governance requirements;
—	increased engagement with the DCCs on the appropriateness of the compensation parameters employed by the DCCs;
—	the introduction of significantly enhanced requirements for the documentation of Variable Compensation decisions.

As a result of these enhancements, governance was clearly improved via the GCOC for 2013.

Deutsche Bank	1 – Management Report	230
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

Furthermore, the GCOC mandated that the enhancements made to the Variable Compensation decision documentation were applied to all Regulated Employees, thus ensuring that managers who make Variable Compensation allocation decisions for Regulated Employees appropriately documented the metrics considered when making their decisions.

Compensation Structure

Compensation at the Bank is split into fixed and variable pay. Fixed pay is used to compensate employees for their skills, experience and competencies, commensurate with the requirements, size and scope of their role. The appropriate level of fixed pay for each role is determined with reference to the prevailing market value of the role and influenced by the regulatory requirements of Total Compensation structures.

Fixed pay can include base salary, supplementary salary or allowance components and, where applicable, specific local allowances (i.e., car allowances). Fixed pay is contractual and, in many legal jurisdictions, non-revocable.

For the majority of Deutsche Bank staff, fixed pay is the primary compensation component, and the share of fixed compensation within Total Compensation is far greater than 50%. This is appropriate to many businesses and will continue to be a significant feature of Total Compensation going forward.

In order to support attracting and retaining the right people in the various country locations and business models, market competitive fixed pay levels have an important part to play in ensuring the Bank has the critical competence required to meet its strategic objectives.

Variable Compensation is predicated on the industry objective of retaining cost flexibility whilst attracting and retaining the right talent. VC also has the advantage of being able to differentiate performance outcomes and drive behaviors through appropriate incentive systems that can also influence culture. As a result, VC is a key feature of market practice compensation in many business lines in the banking environment globally. Combined with Fixed Pay, this drives Total Compensation outcomes that are both cost effective and flexible.

Determining Group-wide Variable Compensation

The Bank uses a formalized and transparent process to derive recommended VC pools across the Group. For business divisions, VC pool recommendations are calculated by applying divisional payout rates to divisional risk-adjusted, bonus eligible performance. Divisional payout rates are calibrated to both historical midpoints and competitive benchmarks to ensure transparency of initial pool recommendations.

The resulting pool recommendations are then considered and reviewed taking into account other strategic qualitative factors and external benchmarks. In accordance with the InstitutsVergV, the emphasis of remuneration for the majority of infrastructure employees, particularly in key control functions, is on fixed compensation.

When making VC pool decisions, the overriding consideration is balancing Group affordability with competitiveness. In line with InstitutsVergV regulation, the entire Group financial performance is taken into account when affordability is considered, to ensure the VC pool is within the levels which the Group as a whole can afford. Again, in line with InstitutsVergV, the aggregate VC pool must take into account risk-bearing capacity, multi-year capital and liquidity planning and profitability, and support adequate capital and liquidity levels.

Deutsche Bank	1 – Management Report	231
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

Variable Compensation Structure and Vehicles

Variable Compensation has been used by the Bank for many years to incentivize, reward and retain strong performing employees and thereby differentiate Total Compensation outcomes. At a senior level, we are committed to ensuring that a large portion of any VC award is linked to the long-term development and performance of the Bank through the structured deferral of awards over a minimum three year period, with appropriate performance conditions and forfeiture provisions.

The overall benefits of deferred awards and the positive aspects from a retention and risk management perspective must also be carefully balanced with the management of compensation costs for future years and the implications of increasing levels of deferral. To strike the right balance, it was determined that 44% (not including Equity Upfront Awards) of the overall group bonus pool for 2013 would be in the form of deferred compensation.

On an individual basis the deferral threshold was set at € 100,000, above which at least 50 % of any VC was deferred. As in previous years, the most senior employees in the Bank had the majority of their VC tied to the future performance of both the Bank and the division they work in. As a result, 100 % of any VC above € 1 million was fully deferred. Taking this step ensured that the maximum upfront cash payment an employee could receive was € 300,000 (or € 150,000 for a Regulated Employee as a result of the EUA retention period – see EUA below).

Deutsche Bank	1 – Management Report	232
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

Employees with a 2013 deferred VC award received 50 % of the award in the form of deferred equity and 50 % in deferred cash (nb: A limited number of senior employees in our DeAWM division received a portion of their deferred award in the form of an Employee Incentive Plan (EIP) Award. These are cash settled awards based on the value of funds managed by the business. Deferral and forfeiture provisions under the EIP remain the same as all other awards.). The following instruments were utilized to achieve this:

Restricted Equity Awards

The deferred equity portion is delivered as a Restricted Equity Award (“REA”) which vests on a pro rata basis over a minimum of three years (or 4.5 years for the Senior Management Group). The value of the REA is linked to the Bank’s share price over the vesting (and where applicable retention) period and is therefore tied to the long-term sustained performance of the Bank. Specific forfeiture provisions apply during the deferral period and, where applicable, retention periods.

Restricted Incentive Awards

The non equity based portion is granted as deferred cash compensation (Restricted Incentive Award “RIA”) which vests on a pro rata basis over a minimum of three years (a longer deferral period applies to Management Board members). Specific forfeiture provisions apply during the deferral period.

Equity Upfront Awards

In addition to the above deferred awards, all Regulated Employees receive 50 % of their upfront (non-deferred) award in the form of an Equity Upfront Award (“EUA”).

The EUA is vested at grant but subject to a retention period. The value of the EUA is linked to the Bank’s share price during the retention period and is therefore tied to the sustained performance of the Bank. Specific forfeiture provisions apply during the retention period in addition to a service requirement.

The below diagram summarizes the above compensation vehicles utilized for Regulated Employees and all other employees with a deferred award.

Deutsche Bank	1 – Management Report	233
Financial Report 2013	Compensation Report
	Group Compensation Overview and Disclosure

Deferral Schedule

Regulatory requirements dictate that deferral periods for material risk takers (Regulated Employees) should be a minimum of three years. As in previous years, we have chosen to apply these minimum requirements to all employees with deferred awards. We have also once more identified a subset of our most senior Regulated Employees. This Senior Management Group (consisting of 133 employees) are subject to a 4.5 year (cliff vest) deferral period in respect of their REA. This is intended to ensure more than any other employees they have a vested interest in the long-term, sustained performance of the Bank.

A six month retention period also applies following the vesting of each REA tranche for Regulated Employees. For the Senior Management Group, the six month retention period follows the 4.5 year vesting period. As such, they will not realise any of the value of their 2014 REA until at least February 2019 (five years following grant).

All Regulated Employees also receive 50 % of their upfront award in the form of an EUA. The EUA is vested at grant, however is subject to a six month retention period during which time forfeiture provisions are applicable (going beyond regulatory requirements).

Below is a summary of the vesting structure for each population of employees with a deferred award (excluding the Management Board).

Deutsche Bank	1 – Management Report	234
Financial Report 2013	Compensation Report Group Compensation Overview and Disclosure

Risk Adjustment of Variable Compensation

Through a series of measures, we ensure that effective risk management processes are embedded into compensation systems addressing both ex ante and ex post adjustments.

Ex ante Risk Adjustment

To ensure appropriate ex ante risk adjustments, we use a consistent, bank-wide standardised methodology to measure risk-adjusted bonus-eligible performance (RA BE Net Income before Bonus and Tax (“NIBBT”)) by business. This measure is based on the NIBBT reviewed during monthly business review meetings, adjusted for performance-relevant items and an allocation of specific Non Core Operating Unit items, and subsequently risk-adjusted on the basis of an Economic Capital charge.

Economic Capital measures the capital associated with unexpected losses. It is a forward-looking measure which quantifies the risk taken on by the bank, i.e., it measures the risk profile at a certain point in time. Economic Capital was verified by the Risk function as being the Bank’s best estimate for future but not materialized losses from its current portfolio and therefore the best metric to adjust VC pools. The SECC reviewed the appropriateness of the risk-adjustment methodology and does so on an annual basis.

Deutsche Bank	1 – Management Report	235
Financial Report 2013	Compensation Report Group Compensation Overview and Disclosure

As a general rule, we capture all material risks within the four prime risk types of our economic capital framework (Credit, Market, Operational, and Business Risk). Other risks are mapped into the appropriate overarching risk type. Specific examples of risks captured within each of the sub-risk types are as follows:

Credit Risk

—	rating migration risk, country transfer risk, settlement risk.

Market Risk

—	banking book interest-rate risk, deposit modelling risk, fund guarantee risk (partially includes reputational risk), building society business and collective risk.

Operational Risk

—

legal and regulatory risk, IT risk, staff risk, business continuity risk, vendor risk, transaction processing risk, origination and execution risk, business support risk, financial reporting/recording risk, fiduciary service risk, real estate risk, security risk.

Business Risk

—	strategic risk (includes general reputational risk), tax risk.

NIBBT already takes into account liquidity risks via transfer pricing of funding costs, credit risk through the recognition of credit charges taken as Loan Loss Provisions and General Value Adjustments on the loan book (one year view on unexpected losses), market risk through mark-to-market accounting including the application of a Credit Valuation Adjustment charge on the derivatives book, and long-dated risks through an appropriate revenue recognition methodology.

Ex post Risk Adjustment

Performance conditions and forfeiture (clawback) provisions are a key element of our deferred compensation structures and ensure that awards are aligned to future conduct and performance. As illustrated by the statistics in this report the percentage of VC awards subject to deferral, and therefore performance and forfeiture conditions, increases in line with seniority. In conjunction with the scope of the risk adjustment measures, the duration for which they are applicable is equally as important. We have enhanced the forfeiture provisions in respect of the 2013 deferred awards with regards to both of these elements.

The following performance and forfeiture provisions have been applied to 2013 deferred VC awards (awarded in February 2014).

Group Clawback

This performance condition is only met if Group Net Income Before income Taxes (NIBT) is zero or greater. If the Management Board in its discretion determines that Group NIBT is negative for any year during the vesting period, the performance condition will not be met and 100 % of the REA tranche due to vest in respect of that year will be forfeited by all employees. Furthermore, if at any quarter end prior to the vesting date the Group’s Common Equity Tier 1 capital ratio is below the applicable regulatory minimum capital level, inclusive of an additional risk buffer of 200 basis points, at the discretion of the Management Board, the full unvested REA will be forfeited (the CET 1 provision). From 2014, this performance condition is applicable to all staff with deferred equity awards. This is the first time that non-Regulated Employees with deferred awards (approximately 3,400 individuals) have been subject to a specific Group performance forfeiture provision. This is a significant governance enhancement and aligns the compensation of a much larger group of employees to the future performance of the Bank than ever before.

Deutsche Bank	1 – Management Report	236
Financial Report 2013	Compensation Report Group Compensation Overview and Disclosure

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if for any year during this period the Group NIBT is negative (but the CET 1 provision is not triggered), 20 % of the award will be forfeited in respect of that year.

For Regulated Employees, the tranche aspect of the Group NIBT provision also applies to their RIA so that if the Management Board determines that Group NIBT is negative during any year of the vesting period, the performance condition will not be met and 100 % of the RIA tranche due to vest in respect of that year will be forfeited.

Divisional Clawback

This performance condition is applicable to Regulated Employees only and is met if an employee’s respective division’s NIBT is zero or greater. If NIBT is negative for any division during any year of the vesting period, the performance condition will not be met and 100 % of the REA and RIA tranches due to vest in respect of that year will be forfeited (at the discretion of the Management Board) by all Regulated Employees in the applicable division even if Group performance remains positive. For the Senior Management Group subject to the five year REA cliff vesting and retention period, if for any year during this period the divisional NIBT is negative, 20 % of the award will be forfeited in respect of that year. The divisional clawback measure does not apply to the Management Board or employees working in Regional Management or Infrastructure divisions. Only the Group clawback applies.

Revenue Impairment Provision

This clawback applies to RIA and REA and allows us to determine whether adjustments may be necessary based on actual outcomes following award. Up to 100 % of an employee’s awards can be forfeited in the event that we discover that the original award value was inappropriate because a performance measure is later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to an employee has a significant adverse effect on any Group entity, Division or the Group as a whole.

This provision has been extended to include EUA for Regulated Employees for the first time in 2013 ensuring that a greater percentage of awards for Regulated Employees than ever before are subject to potential performance based forfeiture. Furthermore, it is now also applicable during the retention period following REA vesting therefore ensuring performance forfeiture measures stretch over a minimum 3.5 year period for equity awards to Regulated Employees (five years for the Senior Management Group).

Policy/Regulatory Breach Provision

This behavioral based clawback is applicable to both REA and RIA and includes provisions providing for the forfeiture of up to 100 % of outstanding deferred compensation as a result of misconduct, including but not limited to, dishonesty, fraud, misrepresentation or breach of trust. An award may be clawed back for an internal policy or procedure breach, or breach of any applicable laws or regulations imposed other than by us.

This provision has been extended to include the six month retention period following REA vesting therefore ensuring behavioural forfeiture measures remain applicable for a minimum of 3.5 years for equity awards granted to Regulated Employees (five years for the Senior Management Group).

Deutsche Bank	1 – Management Report	237
Financial Report 2013	Compensation Report Group Compensation Overview and Disclosure

A summary of the above provisions and the 2013 enhancements is set out below.

2013 deferred compensation awards: expanded forfeiture provisions

Existing Performance Conditions & Forfeiture provisions	Senior Management Group and other Regulated Employees	All other staff with Deferred Awards
Group Performance (Negative NIBT) – Applicable to REA & RIA tranches during vesting periods	yes

Divisional Performance (Negative NIBT) – Applicable to REA and RIA tranches during vesting periods	yes

Revenue Impairment Forfeiture – Applicable to RIA and REA during the vesting periods	yes	yes

Breach of Policy – Applies to RIA and REA during vesting periods	yes	yes

Breach of Policy – Applies to the Equity Upfront Award (EUA) for Regulated Employees	yes

Agreed expansion of forfeiture provisions for awards granted in 2014 for performance year 2013

Expand the definition and scope of the Group Performance (Negative NIBT) provision applicable to REAs during vesting periods for all employees with deferred awards	–	Tranche forfeiture in the event of Negative Group NIBT. Full forfeiture of unvested award if CET1 capital ratio falls below the regulatory minimum capital level (inclusive of a risk buffer of 200 basis points)	yes	yes

Add the Revenue Impairment provision to the EUA and retention periods following vesting of REA tranches for Regulated Employees (6 month period)	yes

Revenue Impairment provision also strengthened to allow further “look-back” upon the materialization of legacy losses	yes	yes

Add the Breach of Policy provision to the retention period following vesting of REAs for Regulated Employees (6 month period)	yes

Breach of Policy provision also strengthened to apply at lower levels of disciplinary sanction	yes	yes

Compensation Disclosure pursuant to Section 7 InstitutsVergV

2013 Variable Compensation awards (which exclude charges for prior year deferrals but include current year awards amortized in the future) were € 3.2 billion in total. The Group-wide deferral ratio (including EUAs) was 49%.

Deutsche Bank	1 – Management Report	238
Financial Report 2013	Compensation Report Group Compensation Overview and Disclosure

	2013						2012
in € m. (unless stated otherwise)[1]	CB&S	GTB	DeAWM	PBC	NCOU	Group Total	Group Total
Total Compensation	4,505	956	1,366	2,782	263	9,871	10,191

thereof:
Fixed Compensation	2,373	721	937	2,472	205	6,707	7,025
Variable Compensation	2,132	235	429	310	58	3,164	3,166

# of employees (full-time equivalent) at period end	25,608	11,502	11,465	46,800	2,879	98,254	98,219

[1]	Comprises the number of employees as well as the discretionary part of the Variable Compensation of Postbank.

All figures in the above table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key.

Recognition and Amortization of Variable Compensation Granted

As of December 31, 2013, including awards granted in early February 2014, unamortized deferred Variable Compensation costs amount to approximately € 2.5 billion.

Deutsche Bank	1 – Management Report	239
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

Management Board Report and Disclosure

Objectives and Principles of the Compensation System for Management Board Members

In structuring the compensation system for Management Board members, the objective of the Supervisory Board was to design a system which adequately compensates the Management Board members in line with the market and competitors, and in accordance with all statutory and regulatory requirements while considering the Management Board member’s scope of activity and responsibility as well as their collective and individual performance, along with the long-term overall performance of the bank.

Deutsche Bank	1 – Management Report	240
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

In this regard, the Supervisory Board regularly reviews the compensation system for Management Board members. The review focuses in particular on the question of whether the structure of the compensation system is appropriate and on necessary adjustments to new regulatory requirements. In the case of a change or restructuring of the compensation framework, the Supervisory Board will use the possibility provided in the German Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung – VorstAG) for the General Meeting to approve the system of compensation for Management Board members. The bank’s objective is to grant the shareholders the greatest possible level of transparency with regard to the structure of the compensation system for Management Board members. Since the coming into force of the VorstAG in 2009, the compensation system has been presented to the General Meeting three times, particularly in connection with the implementation of new regulatory provisions, and was approved by a large majority each time. Most recently, in May 2013, the General Meeting, on the occasion of a fundamental restructuring, approved the compensation system which the Supervisory Board had previously adopted by a majority of 88.71 % on April 11, 2013 retroactive to January 1, 2013.

The restructuring is largely based on the recommendations of the ´Independent Compensation Review Panel led by its Chairman Dr. Jürgen Hambrecht. In 2012, the Panel was asked, among other things, to conduct a detailed examination of the existing compensation system for the Management Board. The Panel consisted of five external, top-ranking professionals. The recommendations were finalized during the year 2013 and taken into account by the Supervisory Board in the restructuring of the compensation system. The key features of the new compensation structure, which are effective as of January 1, 2013, are outlined in detail in this Compensation Report.

Responsibility

The Supervisory Board as a plenary body is responsible for the structuring of the compensation system and for determining the individual compensation of each Management Board member.

Until and including 2013, the Chairman’s Committee supported the Supervisory Board in the process. Its functions included, in particular, advising the Supervisory Board on all issues in connection with the compensation of the members of the Management Board. Furthermore, it prepared all of the resolutions on the compensation system and on the determination of the individual compensation of the members of the Management Board. The Chairman’s Committee of the Supervisory Board comprises a total of four members, of which two are representatives of the Group’s employees. The Chairman’s Committee met regularly in 2013 and, in particular, extensively prepared the restructuring of the compensation system for the Management Board members.

As of the 2014 financial year, the Supervisory Board will be supported by the new Compensation Control Committee, which is assuming the essential functions with regard to the compensation system for the Management Board members and the determination of individual compensation previously carried out by the Chairman’s Committee. The requirement to establish this additional Committee from Supervisory Board members is a result of new regulatory approaches under CRD 4. This Directive has been refined and transposed into German law by the CRD 4 Implementation Act by way of amendments to the German Banking Act (Kreditwesengesetz – KWG) and revised versions of the InstitutsVergV at the national level. With regard to the Management Board, the tasks of the Compensation Control Committee include, in particular, supporting and monitoring the Supervisory Board in the appropriate structuring of the compensation system, as well as preparing the resolutions of the Supervisory Board regarding individual compensation.

The establishment of the Committee is mandatory as of January 1, 2014. However, the Supervisory Board addressed the composition and the functions of the Committee early on in the fourth quarter of 2013, established a Compensation Control Committee and also extensively discussed the functions and requirements assigned to it. As required by law, the Compensation Control Committee comprises four members, of which at least one must have sufficient expertise and professional experience in the area of risk management and risk controlling and at least one other must be an employee representative.

Deutsche Bank	1 – Management Report	241
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

The resolutions of the Supervisory Board on the determination of the Variable Compensation for Management Board members were discussed in detail by the Compensation Control Committee at the end of January 2014 and were prepared by it for the Supervisory Board as a plenary body. In these considerations, the focus was in particular on reviewing the appropriateness of the compensation in a horizontal analysis vis-à-vis the bank’s competitors, as well as in vertical analysis per the German Corporate Governance Codex requirements. In the context of this comparative review, the appropriateness of the compensation was reviewed with respect to:

—	the ratio of fixed to Variable Compensation;
—	the ratio of short-term to long-term awards;
—	the ratio of immediately due to deferred compensation components; and
—	the ratio of immediately vested compensation elements to compensation elements subject to forfeiture conditions.

In addition, the appropriateness of the total amount of compensation in relation to the average income of the employees was considered.

Principles

The structuring of the compensation system for members of the Management Board takes place in consideration of and within the framework of the statutory and regulatory requirements. Notably, the widely varying requirements applicable worldwide which are imposed on global companies such as Deutsche Bank present the Supervisory Board with the challenge of integrating more extensive requirements and aspects into a uniform compensation system, and thereby balancing the inherent complexity with the need for transparency.

When designing the specific structure of the compensation system, determining individual compensation amounts, and structuring its delivery and allocation, the focus is on ensuring a close link between the interest of both the Management Board members and shareholders. This is achieved through the utilization of clearly defined key financial figures which are directly linked to the performance of Deutsche Bank and granting equity-based compensation components amounting to at least 50 % of the total Variable Compensation. The equity-based compensation components are directly linked to the performance of the Deutsche Bank share price, and only become eligible for payment over a period of several years. The performance of Deutsche Bank compared to other companies in the market is another important criterion for structuring and determining compensation.

Furthermore, the compensation system for the Management Board members is aligned with performance and success targets. Particular emphasis is given to the bank’s long-term focus, as well as appropriateness and sustainability measures. Through the structure of the compensation system the members of the Management Board are motivated to avoid unreasonably high risks, to achieve the objectives set out in the bank’s strategies and to work continuously towards the positive development of the Group.

In the context of his review of the compensation system and the determination of the Variable Compensation the Supervisory Board uses the expertise of independent external compensation consultants and, if necessary, legal consultants. If the Supervisory Board believes a change is required, it will adjust the framework accordingly after rigorous review of the proposal by the Compensation Control Committee.

Deutsche Bank	1 – Management Report	242
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

Compensation Structure since January 2013

The Supervisory Board’s fundamental change to the compensation system for Management Board members came into effect on January 1, 2013. The compensation system approved by the Supervisory Board and the compensation structures it encompasses are reflected in the individual Management Board members’ contracts. The features to the structures are outlined in detail below.

At the beginning of the year, the Supervisory Board reviews the fixed compensation and the target figures for the Variable Compensation components. Furthermore, it defines the general Group-wide and individual objectives for the Management Board members and verifies that the standardized target objectives set for the Long-Term Performance Award are still aligned to the bank’s long-term strategy. The performance of individual Management Board members will be evaluated by the Supervisory Board and discussed with the Management Board members throughout and at the end of the year.

The total compensation resulting from the new compensation system is divided into both non-performance-related and performance-related components.

Non-Performance-Related Components

The non-performance-related components primarily consist of the fixed compensation. The fixed compensation is disbursed as a base salary in twelve equal monthly payments.

In the context of the redesign, the existing amounts of base salaries of the Management Board members were not adjusted and therefore remain unchanged from the previous year as follows:

in €	2013	2012

Base salary

Co-Chairmen	2,300,000	2,300,000

Ordinary Board member	1,150,000	1,150,000

The Supervisory Board will review the fixed compensation for members of the Management Board in light of the new regulatory requirements in the course of the year 2014, and adopt any necessary changes.

Additional non-performance related components include “other benefits”. These, too, remained unchanged throughout the restructuring of the compensation system. The “other benefits” comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

The Variable Compensation is performance-related and, as before, consists primarily of two components:

—	the Annual Performance Award (formerly Bonus) and
—	the Long-Term Performance Award.

Deutsche Bank	1 – Management Report	243
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

The following table compares the compensation structure until December 31, 2012 to the structure applicable as of January 1, 2013:

Compared to the former compensation system the performance-related compensation to be determined beginning in the 2013 financial year is increasingly aligned with fulfilling the defined (strategic) objectives of the bank.

Annual Performance Award (APA)

As part of the Management Board Member’s Variable Compensation, the APA rewards the achievement of the Bank’s short and medium-term business policy and corporate objectives that were set as part of the objective setting agreement for the respective financial year’s performance evaluation. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients as part of carrying out business activities.

The total amount of the APA is determined on the basis of several components:

—	60 % of the Award amount depends on general Group-wide objectives that are identical for all Management Board members;
—

The remaining 40 % of the Award amount is based on individual performance and individual objectives that are set by the Supervisory Board for each member of the Management Board separately on the basis of the member’s function.

With regard to the Strategy 2015+, the objectives are generally aligned with the categories “capital”, “costs”, “competencies”, “clients” and “culture” and thus not only reflect quantitative objectives, but also address qualitative aspects of the performance delivered. The objectives chosen from these categories will be reviewed regularly to reflect changes in both general conditions and changes in strategy.

Deutsche Bank	1 – Management Report	244
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

Objectives for the 2013 Financial Year

The following Group-wide key financial figures were agreed to as metrics for the 2013 financial year and apply equally to all Management Board members. The targets to be achieved may also generally include other aspects, such as return-on-investment targets, derived from the five identified categories:

—	Category Capital: Core Tier 1 ratio (Common Equity Tier 1 ratio (CET 1)) and Leverage ratio;
—	Category Costs: Cost-Income-Ratio (CIR);
—	Category Competencies: Value added reported; and
—	Categories Culture / Clients: Employee Commitment Index and Reputational Index.

Each category of these objectives is weighted at 15 % in the determination of the Award amount. Thus, the proportion of these categories as part of the overall APA is equal to 60%.

In assessing the individual performance component, the Supervisory Board agrees with each Board member separately on

—	a quantitative objective from the categories Capital / Costs / Competencies and
—	a qualitative objective from the categories Culture / Clients.

Each of these two objectives is also weighted at 15 % in the determination of the Award amount. Thus, the proportion of these objectives as part of the overall APA is 30%.

Altogether, the sum of group-wide and individually agreed objectives amounts to 90 % of the overall APA. An additional maximum of 10 % remain for the Supervisory Board to reward outstanding contributions, including project-specific contributions over the course of the financial year as an exercise of its wide discretionary authority.

As part of the annual objective setting process, corresponding factors are set for all objectives that the Supervisory Board will use as the basis for evaluating achievement at the end of the year. The level of the respective target achievement and the final amount of the APA is no longer defined on the basis of a formula, but is determined on a discretionary basis by the Supervisory Board as part of an informed judgment based on the pre-defined factors. The following factors are considered: the actual value delivered, plan values and externally announced target values, comparable figures of the bank’s peers, the prior-year values in terms of a multi-year review of development as well as a qualitative analysis of the achievement level and also the overall risk orientation of the bank.

If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that an APA will not be granted.

The target and maximum values applicable to the APA for the year 2013 for an ordinary Management Board member and for the Co-Chairmen of the Management Board are as follows:

	Dec 31, 2013
in €	Minimum	Target	Maximum
Co-Chairmen
Amount per 15 % objective	0	345,000	690,000

APA total	0	2,300,000	4,600,000

Ordinary Board member
Amount per 15 % objective	0	225,000	450,000

APA total	0	1,500,000	3,000,000

Deutsche Bank	1 – Management Report	245
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

Long-Term Performance Award (LTPA)

The level of the Long-Term Performance Award is no longer determined solely on the basis of the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Rather, through the additional inclusion of non-financial parameters, it is also oriented towards how the targets are achieved. This will further ensure sustainable performance development.

Accordingly, the level of the LTPA continues to be linked to the Relative Total Shareholder Return and will additionally be based on a Culture & Client Factor. The level of the LTPA will in general continue to be formula-based and calculated on the basis of pre-defined target figures. The long-term nature of this compensation component will also be maintained by the continued determination of the Relative Total Shareholder Return on the basis of a three-year assessment.

Relative Total Shareholder Return of Deutsche Bank

The Relative Total Shareholder Return (RTSR) of Deutsche Bank is derived from the Total Shareholder Return of Deutsche Bank in relation to the average total shareholder returns of a select peer group (calculated in Euro). The level of the Award portion will continue to be calculated from the average of the annual RTSR for the last three financial years (compensation year and the two preceding years).

If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100%, then the value of the RTSR portion increases proportionately to an upper limit of 125 % of the target figure, i.e. the value increases by 1 % for each percentage point above 100%. As in the past, if the three-year average of the relative total shareholder return is lower than 100%, the value generally declines disproportionately; however, the discount provision has been modified. If the relative total shareholder return is calculated to be in the range of smaller than 100 % to 80%, the value of the Award portion is reduced for each lower percentage point by 2 percentage points. In the range between 80 % and 60%, the value of the Award portion is reduced for each lower percentage point by 3 percentage points. As before, if the three-year average of the RTSR does not exceed 60%, the value of the Award portion is set to zero.

As part of the revision of the compensation system and the intended stronger alignment to Deutsche Bank’s strategy, the peer group used for the calculation of the relative total shareholder return was adjusted. The peer group now comprises the following banks:

—	BNP Paribas and Société Générale (both from the eurozone),
—	Barclays, Credit Suisse and UBS (from Europe outside the eurozone), as well as
—	Bank of America, Citigroup, Goldman Sachs, JP Morgan Chase and Morgan Stanley (all from the USA).

The criteria used to select the peer group are: generally comparable business activities, comparable size and international presence. The selection shall continue to be reviewed regularly over the years to come.

Culture & Client Factor

Through the newly introduced Culture & Client Factor, client satisfaction will be measured, along with the observance of ethical standards in dealing with clients, to foster a sustainable performance. In the future, this Factor will be determined based on a formulaic approach.

For a transitional phase, and until the final development and calibration of a corresponding system, the Supervisory Board will assess the status of the bank’s development in these aspects at its discretion based on divisionally specific survey results as well as other market analyzes along the four categories “below average”, “average”, “good” and “excellent”. For a classification in the “excellent” category, 125 % of the Culture & Client Factor target figure is assigned, 100 % for “good”, and 50 % for “average”. For “below average”, the value of the Award portion is set to zero.

Deutsche Bank	1 – Management Report	246
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

The LTPA will be calculated based on – in comparison to 2012 – slightly modified target figures in conjunction with the achieved RTSR as well as the Culture & Client Factor. The LTPA can be a maximum of 125 % of the respective target figures.

The weighting of these two performance metrics is two-thirds for the RTSR value and one-third for the Culture & Client value.

	Dec 31, 2013
in €	Minimum	Target	Maximum
Co-Chairmen

RTSR component	0	3,066,667	3,833,333

Culture & Client component	0	1,533,333	1,916,667

LTPA total	0	4,600,000	5,750,000

Ordinary Board member

RTSR component	0	2,000,000	2,500,000

Culture & Client component	0	1,000,000	1,250,000

LTPA total	0	3,000,000	3,750,000

Maximum Compensation

The maximum amounts listed below result from the amendments to the compensation structure.

	Dec 31, 2013
in €	Base salary	APA	LTPA	Total compensation
Co-Chairmen

New structure

Target	2,300,000	2,300,000	4,600,000	9,200,000

Maximum	2,300,000	4,600,000	5,750,000	12,650,000

Ordinary Board member

New structure

Target	1,150,000	1,500,000	3,000,000	5,650,000

Maximum	1,150,000	3,000,000	3,750,000	7,900,000

The total compensation of a Management Board member is subject to a separate cap of € 9.85 million which voluntarily has been set by the Supervisory Board for the overall total compensation for the 2013 compensation year. Accordingly, the calculated maximum of the total compensation of € 12.65 million for the Co-Chairmen cannot take effect and therefore, the potential maximum Variable Compensation for each Co-Chairman is limited to € 7.55 million.

Long-Term Incentive/Sustainability

In accordance with the respective regulatory and bank-specific requirements in effect, the total amount of APA and LTPA continues to be granted primarily on a deferred basis and spread out over several years. This ensures a long-term incentive effect over a multi-year period.

According to the requirements of the InstitutsVergV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion may comprise equity-based compensation components, while the remaining portion must be granted as deferred cash compensation. Both compensation components must be deferred over a multi-year period which, for the equity-based compensation components, must be followed by a retention period. During the period until payment or delivery, the compensation portions awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation may be granted on a non-deferred basis. However, at least half of this must consist of equity-based compensation components and only the remaining portion may be paid out directly in cash. Of the total Variable Compensation, no more than a maximum of 20 % may be paid out in cash immediately, while at least 80 % must be paid or delivered at a later date.

Deutsche Bank	1 – Management Report	247
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

The following chart shows the required structure of the Variable Compensation components according to the InstitutsVergV.

The APA is, in principle, granted as a non-deferred component (“Upfront Award”). The Upfront Awards amount to a maximum of 40 % of the total Variable Compensation. In accordance with regulatory requirements, at least half of the Upfront Award amount is granted in equity-based compensation components (“Equity Upfront Award”). The Equity Upfront Awards are subject to a retention period of three years. Only after this retention period has ended may the awards be sold. The remaining portion is paid out in cash immediately (“Cash Upfront”). If regulatory requirements or bank-specific rules make it necessary, parts of the APA are granted on a deferred basis, whereby this is generally carried out in the form of deferred cash compensation components (“Restricted Incentive Awards”). The Restricted Incentive Awards vest in four equal tranches. The first tranche vests approximately one and a half years after it is granted. The remaining tranches each subsequently vest in intervals of one year. Payment takes place upon vesting. The deferred cash compensation is thus disbursed over a period of approximately four and a half years.

The LTPA is granted 100 % on a deferred basis and only in the form of equity-based compensation components (“Restricted Equity Award”). The Restricted Equity Awards vest after four and a half years in one tranche (“cliff vesting”) and have an additional retention period of six months. Accordingly, Management Board members are first permitted to dispose of the equities after approximately five years if the entitlement has not been forfeited due to infringements of forfeiture conditions during this period.

This creates a long-term incentive effect and ensures a link to the performance of the Deutsche Bank share, also beyond the three-year period underlying the performance assessment for the LTPA.

Deutsche Bank	1 – Management Report	248
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

The following chart shows the payment date for the immediate cash compensation and specifically the time period for the payment or the delivery of the other Variable Compensation components in the five consecutive years following the grant year.

As Restricted Incentive Awards do not bear interest prior to payment, a one-time premium in the amount of 2 % is added upon grant.

The equity-based awards (Equity Upfront Awards and Restricted Equity Awards) granted are entitled to an additional dividend equivalent to further align the Management Board’s interests to those of shareholders. The dividend equivalent is determined according to the following formula:

Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods, in order to create a long-term incentive. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or to termination for cause, and, with regard to Restricted Equity Awards and Restricted Incentive Awards, also due to a negative Group result or to individual negative contributions to results. In addition the LTPA will be forfeited completely if the statutory or regulatory minimum requirements for the core capital ratio are not met during this period.

The forfeiture conditions are an essential aspect of the awards and ensure they are aligned with the long-term performance of both the Group and the individuals.

Deutsche Bank	1 – Management Report	249
Financial Report 2013	Compensation Report Objectives and Principles of the Compensation System for Management Board Members

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

Shareholding Guidelines

To foster the identification with Deutsche Bank and its shareholders, the Management Board members will be required to invest a portion of their private funds in Deutsche Bank shares. For this purpose, the Management Board members will continuously hold a number of Deutsche Bank shares in their securities accounts equivalent to three times the annual base salary for the Co-Chairmen and two times the annual base salary for ordinary Management Board members. Deferred, equity-based compensation may be taken into account at 75 % of its value towards fulfillment of the obligation.

There is a waiting period of 36 months for the Co-Chairmen and 24 months for ordinary Management Board members until this requirement must be fulfilled. The retention obligations for shares will only become effective as from 2016 for the Co-Chairmen and as from 2015 for the ordinary Management Board members; however, all Management Board members already fulfilled the requirements in 2013 before the end of the contractual waiting period. Observance of the requirement is reviewed semi-annually as of June 30 and December 31. If the required number of shares is not met, the Management Board members must correct any deficiencies by the next review.

As compensation components are deferred or spread out over several years, another link to the performance of the Deutsche Bank share is established that should generally continue to exist even for the period after leaving the Management Board.

Compensation Structure until December 2012

The compensation structure valid until December 31, 2012 consisted of both, non-performance-related and performance-related components. The non-performance-related components comprised the base salary and other benefits. The performance-related compensation consisted of two components, a bonus and a LTPA.

The total bonus was determined on the basis of two components. Their levels were based on a pre-defined target figure, which was multiplied with an annually calculated factor and depended on the development of the return on equity. The first component of the bonus was determined on the basis of the actually achieved return on equity of a given year as a ratio of the plan figure defined for that year. The second component of the bonus was determined on the basis of the actually achieved return on equity. The two components were each assessed over a two-year period: the year for which the bonus was determined and the preceding year. The calculated total bonus was determined as follows:

Deutsche Bank	1 – Management Report	250
Financial Report 2013	Compensation Report Management Board Compensation

The calculated total bonus was capped at 1.5 times the total target figure. If minimum levels defined for each bonus component were not reached, the respective bonus component or the total bonus was not paid. The Supervisory Board carried out an additional assessment that could result in an increase or reduction of the calculated total bonus amount. The discretion allowed the Supervisory Board to sanction an increase or reduction of up to 50 % of the calculated total bonus amount for an ordinary Management Board member and in an increase of up to 150 % or reduction of up to 100 % for the Management Board Co-Chairmen. Accordingly, the total bonus could amount to a maximum of 2.25 times the total target figure for an ordinary Management Board member and of 3.75 times for the Management Board Co-Chairmen.

The level of the LTPA was tied to the total shareholder return of Deutsche Bank in relation to the average total shareholder returns of a select group of six comparable leading banks (calculated in Euro). The result thereof was the Relative Total Shareholder Return (RTSR). The LTPA was calculated from the average of the annual RTSR for the last three financial years (reporting year and the two preceding years). The comparable leading banks were:

—	Banco Santander and BNP Paribas (both from the eurozone);
—	Barclays and Credit Suisse (both from Europe outside the eurozone); and
—	JPMorgan Chase and Goldman Sachs (both from the USA).

The LTPA had an upper limit (cap) of 125 % of the target figure. If a defined figure was not reached, no LTPA was granted.

Management Board Compensation

Base Salary

In the 2013 financial year, the annual base salary of the Management Board Co-Chairmen was € 2,300,000 each and for an ordinary Management Board member € 1,150,000.

Variable Compensation

The Supervisory Board, based on the proposal of the Compensation Supervisory Committee, determined the Variable Compensation for the Management Board members for the 2013 financial year. When calculating and determining the amount of the APA and the LTPA, the Supervisory Board, above all, adequately considered individual Management Board members’ contributions to the bank’s revenue, in addition to the Group’s overall results. For this purpose, the individual contributions to the bank’s revenue was determined on the basis of the achievement of agreed objectives and was assessed separately for each member of the Management Board.

Deutsche Bank	1 – Management Report	251
Financial Report 2013	Compensation Report Management Board Compensation

Compensation (collectively and individually)

In accordance with the provisions of German Accounting Standard No. 17, the members of the Management Board collectively received in the 2013 financial year compensation totalling € 36,890,500 (2012: € 23,681,498) for their service on the Management Board. Of that, € 10,350,000 (2012: € 9,599,999) was for base salaries, € 1,593,250 (2012: € 1,402,936) for other benefits, € 23,897,250 (2012: € 11,396,439) for performance-related components with long-term incentives and € 1,050,000 (2012: € 1,282,124) for performance-related components without long-term incentives.

To add full transparency on the total awards granted to the Management Board members for the 2013 financial year the table below shows – in a deviation from the disclosure according to the German Accounting Standard No. 17 – the compensation components determined by the Supervisory Board for the service of the Management Board members on the Management Board for or in the years 2013 and 2012 including the non-performance-related other benefits and the service costs for pension benefits.

Members of the Management Board		Compensation						Benefits
		Performance-related components				Non-performance-related components
		without long-term incentives	with long-term incentives
			cash-based	share-based
in €		imme- diately paid out	Restricted Incentive Award(s) paid	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)	Base salary	Total compen- sation	Fringe benefits	Pension service costs	Total (excl. Service costs)	Total (incl. service costs)
Dr. Josef	2013	0	0	0	0	0	0	0	0	0	0
Ackermann[1]	2012	150,000	744,600	150,000	730,000	687,500	2,462,100	88,372	405,581	2,550,472	2,956,053

Dr. Hugo	2013	0	0	0	0	0	0	0	0	0	0
Bänziger[1]	2012	134,812	269,217	134,812	263,938	479,167	1,281,946	36,959	303,183	1,318,905	1,622,088

Jürgen	2013	150,000	1,347,930	150,000	3,526,667	2,300,000	7,474,597	236,590	290,457	7,711,187	8,001,644
Fitschen	2012	150,000	1,392,555	150,000	1,365,250	1,820,833	4,878,638	240,044	327,364	5,118,682	5,446,046

Anshuman Jain	2013	150,000	1,347,930	150,000	3,526,667	2,300,000	7,474,597	804,032	692,433	8,278,629	8,971,062
	2012	150,000	1,392,555	150,000	1,365,250	1,820,833	4,878,638	614,588	412,524	5,493,226	5,905,750

Stefan Krause	2013	150,000	926,415	150,000	2,300,000	1,150,000	4,676,415	105,609	340,985	4,782,024	5,123,009
	2012	150,000	823,140	150,000	807,000	1,150,000	3,080,140	102,301	550,439	3,182,441	3,732,880

Hermann-Josef	2013	0	0	0	0	0	0	0	0	0	0
Lamberti[1]	2012	134,812	269,217	134,812	263,938	479,167	1,281,946	42,664	180,193	1,324,610	1,504,803

Dr. Stephan	2013	150,000	956,250	150,000	2,300,000	1,150,000	4,706,250	119,905	360,800	4,826,155	5,186,955
Leithner [2]	2012	87,500	480,165	87,500	470,750	670,833	1,796,748	72,601	210,469	1,869,349	2,079,818

Stuart Lewis[2]	2013	150,000	921,825	150,000	2,300,000	1,150,000	4,671,825	89,844	351,335	4,761,669	5,113,004
	2012	87,500	480,165	87,500	470,750	670,833	1,796,748	71,187	209,385	1,867,935	2,077,320

Rainer Neske	2013	150,000	1,071,000	150,000	2,300,000	1,150,000	4,821,000	104,900	348,352	4,925,900	5,274,252
	2012	150,000	823,140	150,000	807,000	1,150,000	3,080,140	127,543	560,153	3,207,683	3,767,836

Henry	2013	150,000	921,825	150,000	2,300,000	1,150,000	4,671,825	132,370	344,689	4,804,195	5,148,884
Ritchotte[2]	2012	87,500	480,165	87,500	470,750	670,833	1,796,748	6,677	206,692	1,803,425	2,010,117

Total	2013	1,050,000	7,493,175	1,050,000	18,553,334	10,350,000	38,496,509	1,593,250	2,729,051	40,089,759	42,818,810

	2012	1,282,124	7,154,919	1,282,124	7,014,626	9,599,999	26,333,792	1,402,936	3,365,983	27,736,728	31,102,711

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

Deutsche Bank	1 – Management Report	252
Financial Report 2013	Compensation Report Management Board Compensation

In accordance with German Accounting Standard No. 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e. in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. Based on this the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2013 and 2012, including the non-performance-related other benefits and the service costs for pension benefits.

Members of the Management Board		Compensation					Benefits
		Performance-related components				Non-performance-related components
		without long-term incentives	with long-term incentives
			cash-based	share-based
in €		immediately paid out	Restricted Incentive Award(s) paid	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)	Base salary	Fringe benefits	Pension service costs	Total (excl. Service costs)	Total (incl. service costs)
Dr. Josef	2013	0	0	0	0	0	0	0	0	0
Ackermann[1]	2012	150,000	699,347	150,000	730,000	687,500	88,372	405,581	2,505,219	2,910,800

Dr. Hugo Bänziger[1]	2013	0	0	0	0	0	0	0	0	0
	2012	134,812	97,572	134,812	263,938	479,167	36,959	303,183	1,147,260	1,450,443

Jürgen Fitschen	2013	150,000	624,644	150,000	3,526,667	2,300,000	236,590	290,457	6,987,901	7,278,358
	2012	150,000	273,122	150,000	1,365,250	1,820,833	240,044	327,364	3,999,249	4,326,613

Anshuman Jain	2013	150,000	2,378,687	150,000	3,526,667	2,300,000	804,032	692,433	9,309,386	10,001,819
	2012	150,000	1,342,968	150,000	1,365,250	1,820,833	614,588	412,524	5,443,639	5,856,163

Stefan Krause	2013	150,000	659,784	150,000	2,300,000	1,150,000	105,609	340,985	4,515,393	4,856,378
	2012	150,000	309,829	150,000	807,000	1,150,000	102,301	550,439	2,669,130	3,219,569

Hermann-Josef	2013	0	0	0	0	0	0	0	0	0
Lamberti[1]	2012	134,812	97,572	134,812	263,938	479,167	42,664	180,193	1,152,965	1,333,158

Dr. Stephan	2013	150,000	0	150,000	2,300,000	1,150,000	119,905	360,800	3,869,905	4,230,705
Leithner[2]	2012	87,500	0	87,500	470,750	670,833	72,601	210,469	1,389,184	1,599,653

Stuart Lewis[2]	2013	150,000	0	150,000	2,300,000	1,150,000	89,844	351,335	3,839,844	4,191,179
	2012	87,500	0	87,500	470,750	670,833	71,187	209,385	1,387,770	1,597,155

Rainer Neske	2013	150,000	630,801	150,000	2,300,000	1,150,000	104,900	348,352	4,485,701	4,834,053
	2012	150,000	279,279	150,000	807,000	1,150,000	127,543	560,153	2,663,822	3,223,975

Henry Ritchotte[2]	2013	150,000	0	150,000	2,300,000	1,150,000	132,370	344,689	3,882,370	4,227,059
	2012	87,500	0	87,500	470,750	670,833	6,677	206,692	1,323,260	1,529,952

Total	2013	1,050,000	4,293,916	1,050,000	18,553,334	10,350,000	1,593,250	2,729,051	36,890,500	39,619,551

	2012	1,282,124	3,099,689	1,282,124	7,014,626	9,599,999	1,402,936	3,365,983	23,681,498	27,047,481

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

With respect to 2013, the total compensation amounts presented include the third tranche of the Restricted Incentive Awards granted in 2010 for the financial year 2009, totalling € 463,254; the second tranche of the Restricted Incentive Awards granted in 2011 for the financial year 2010, totalling € 1,710,153; and the first tranche of the Restricted Incentive Awards granted in 2012 for the financial year 2011, totalling € 2,120,509.

With respect to 2012, the total compensation amounts presented include the second tranche of the Restricted Incentive Awards granted in 2010 for the financial year 2009, totalling € 1,389,536; and the first tranche of the Restricted Incentive Awards granted in 2011 for the financial year 2010, totalling € 1,710,153.

Deutsche Bank	1 – Management Report	253
Financial Report 2013	Compensation Report Management Board Compensation

The following table provides details on the Restricted Incentive Awards which were paid to the individual Management Board members during active service. The information shown present the amounts paid in a financial year as well as the amounts originally granted, in each case related to the financial year of grant.

Members of the Management Board
Amounts in €	Year[1]	Allocation over periods/ tranches[2]	Amount awarded	Amount paid out in 2013[3]	Amount paid out in 2012[3]	Amount paid out in 2011[3]
Dr. Josef Ackermann[4]	2012	2014 to 2017 / 4	744,600	0	0	0
	2011	2013 to 2016 / 4	3,750,075	0	0	0
	2010	2012 to 2015 / 4	2,534,089	0	0	0
	2009	2011 to 2013 / 3	1,925,000	0	699,347	693,139

Dr. Hugo Bänziger[4]	2012	2014 to 2017 / 4	269,217	0	0	0
	2011	2013 to 2016 / 4	1,424,883	0	0	0
	2010	2012 to 2015 / 4	824,399	0	0	0
	2009	2011 to 2013 / 3	268,575	0	97,572	96,706

Jürgen Fitschen	2013	2015 to 2018 / 4	1,347,930	0	0	0
	2012	2014 to 2017 / 4	1,392,555	0	0	0
	2011	2013 to 2016 / 4	1,424,883	356,221	0	0
	2010	2012 to 2015 / 4	799,770	199,943	199,943	0
	2009	2011 to 2013 / 3	201,431	68,480	73,179	72,530

Anshuman Jain	2013	2015 to 2018 / 4	1,347,930	0	0	0
	2012	2014 to 2017 / 4	1,392,555	0	0	0
	2011	2013 to 2016 / 4	4,207,383	1,051,846	0	0
	2010	2012 to 2015 / 4	4,367,413	1,091,853	1,091,853	0
	2009	2011 to 2013 / 3	691,210	234,988	251,115	248,885

Stefan Krause	2013	2015 to 2018 / 4	926,415	0	0	0
	2012	2014 to 2017 / 4	823,140	0	0	0
	2011	2013 to 2016 / 4	1,424,883	356,221	0	0
	2010	2012 to 2015 / 4	849,029	212,257	212,257	0
	2009	2011 to 2013 / 3	268,575	91,306	97,572	96,706

Hermann-Josef Lamberti[4]	2012	2014 to 2017 / 4	269,217	0	0	0
	2011	2013 to 2016 / 4	1,424,883	0	0	0
	2010	2012 to 2015 / 4	799,770	0	0	0
	2009	2011 to 2013 / 3	268,575	0	97,572	96,706

Dr. Stephan Leithner[5]	2013	2015 to 2018 / 4	956,250	0	0	0
	2012	2014 to 2017 / 4	480,165	0	0	0

Stuart Lewis[5]	2013	2015 to 2018 / 4	921,825	0	0	0
	2012	2014 to 2017 / 4	480,165	0	0	0

Rainer Neske	2013	2015 to 2018 / 4	1,071,000	0	0	0
	2012	2014 to 2017 / 4	823,140	0	0	0
	2011	2013 to 2016 / 4	1,424,883	356,221	0	0
	2010	2012 to 2015 / 4	824,399	206,100	206,100	0
	2009	2011 to 2013 / 3	201,431	68,480	73,179	72,530

Henry Ritchotte[5]	2013	2015 to 2018 / 4	921,825	0	0	0
	2012	2014 to 2017 / 4	480,165	0	0	0

Total	2013	2015 to 2018 / 4	7,493,175	0	0	0

	2012	2014 to 2017 / 4	7,154,919	0	0	0

	2011	2013 to 2016 / 4	15,081,873	2,120,509	0	0

	2010	2012 to 2015 / 4	10,998,869	1,710,153	1,710,153	0

	2009	2011 to 2013 / 3	3,824,797	463,254	1,389,536	1,377,202

[1]	Financial year the award was originally issued for (in regard to the service on the Management Board).
[2]	Number of equal tranches.
[3]

The Restricted Incentive Awards awarded for the 2009 financial year contain a variable component (RoE-linked adjustment) so that the disbursal, i.e., the amount paid out, in the tranches differs from the amount originally awarded.

[4]	Member of the Management Board until May 31, 2012.
[5]	Member of the Management Board from June 1, 2012.

The number of share awards in the form of Equity Upfront Awards (EUA) and Restricted Equity Awards (REA) granted in 2014 for the year 2013 to each member of the Management Board was determined by dividing the respective euro amounts by € 35.4385, the average of the XETRA closing prices of a Deutsche Bank AG share on the first ten trading days in February 2014 (prior year: € 38.525 = XETRA closing price of a Deutsche Bank AG share on February 1, 2013).

Deutsche Bank	1 – Management Report	254
Financial Report 2013	Compensation Report Pension and Transitional Benefits

As a result, the number of share awards granted was as follows (rounded):

Members of the Management Board
Units	Year	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)
Dr. Josef Ackermann[1]	2012	3,893	18,948

Dr. Hugo Bänziger[1]	2012	3,499	6,851

Jürgen Fitschen	2013	4,233	99,515
	2012	3,893	35,438

Anshuman Jain	2013	4,233	99,515
	2012	3,893	35,438

Stefan Krause	2013	4,233	64,901
	2012	3,893	20,947

Hermann-Josef Lamberti[1]	2012	3,499	6,851

Dr. Stephan Leithner[2]	2013	4,233	64,901
	2012	2,271	12,219

Stuart Lewis[2]	2013	4,233	64,901
	2012	2,271	12,219

Rainer Neske	2013	4,233	64,901
	2012	3,893	20,947

Henry Ritchotte[2]	2013	4,233	64,901
	2012	2,271	12,219

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

Management Board members do not receive any compensation for mandates on boards of Deutsche Bank subsidiaries.

Pension and Transitional Benefits

The Supervisory Board allocates an entitlement to pension plan benefits to the Management Board members. These entitlements involve a defined contribution pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and total bonus up to a defined ceiling, and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In connection with their exit from the bank, Dr. Ackermann, Dr. Bänziger and Mr. Lamberti were entitled to transition payments in 2013. The contractually agreed transition payments for Dr. Ackermann totaled € 3,384,375 in 2013, and were composed of eleven monthly payments made from January to November (inclusive) in the amount of € 103,125 each, and a one-time payment in February 2013 in the amount of € 2,250,000. Another one-time payment for Dr. Ackermann is due in 2014. Dr. Bänziger and Mr. Lamberti each received a one-time payment in the amount of € 575,000 in February 2013. Based on existing contractual commitments, Dr. Ackermann and Mr. Lamberti are entitled, in addition, to monthly pensions payments of € 29,400 each after the end of their respective monthly transition payments, i.e. for Dr. Ackermann as of December 2013 and for Mr. Lamberti for the entire year 2013.

Deutsche Bank	1 – Management Report	255
Financial Report 2013	Compensation Report Other Benefits upon Premature Termination

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2013 and 2012 as well as the corresponding defined benefit obligations for each current member of the Management Board as of December 31, 2013 and December 31, 2012. The different balances ar

e attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates, as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board	Annual contribution, in the year		Interest credit, in the year		Account balance, end of year		Service cost, in the year		Present value of the defined benefit obligation, end of year
in €	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Jürgen Fitschen	230,000	253,815	48,633	31,513	1,089,173	810,540	290,457	327,364	1,442,337	1,093,915
Anshuman Jain	690,000	422,625	0	0	1,112,625	422,625	692,433	412,524	1,129,633	412,524
Stefan Krause	327,750	560,194	0	0	2,986,137	2,658,387	340,985	550,439	3,036,880	2,564,927
Dr. Stephan Leithner[1]	396,750	241,500	0	0	638,250	241,500	360,800	210,469	586,293	210,469
Stuart Lewis[1]	379,500	231,438	0	0	610,938	231,438	351,335	209,385	571,042	209,385
Rainer Neske	362,250	616,214	0	0	2,796,865	2,434,615	348,352	560,153	2,628,520	2,179,771
Henry Ritchotte[1]	345,000	211,313	0	0	556,313	211,313	344,689	206,692	561,276	206,692

[1]	Member of the Management Board from June 1, 2012.

Other Benefits upon Premature Termination

The Management Board members are in principle entitled to receive a severance payment upon early termination of their appointment at the bank’s initiative, provided the bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

If a Management Board member leaves office in connection with a change of control, he is also, under certain conditions, entitled in principle to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is again based on the annual compensation for the previous financial year.

The severance payment mentioned above is determined by the Supervisory Board and within its sole discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

In connection with their exit from the bank in 2012, Dr. Bänziger and Mr. Lamberti received a severance payment based on a termination agreement concluded. The second installment of the severance payment vested on May 31, 2013 and was € 3,691,000 for Dr. Bänziger and € 3,664,000 for Mr. Lamberti.

Deutsche Bank	1 – Management Report	256
Financial Report 2013	Compensation Report Management Board Share Ownership

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed for
	share-based compensation components		cash-based compensation components
in €	2013	2012	2013	2012
Dr. Josef Ackermann [1]	728,432	5,093,773	744,600	4,688,524
Dr. Hugo Bänziger [1]	341,305	2,314,873	269,217	1,989,185
Jürgen Fitschen	1,196,942	967,516	1,117,213	819,851
Anshuman Jain	3,152,852	2,738,231	2,693,501	3,092,210
Stefan Krause	1,107,799	981,775	919,828	824,961
Hermann-Josef Lamberti [1]	341,305	2,485,906	269,217	1,974,270
Dr. Stephan Leithner [2]	103,399	0	172,939	0
Stuart Lewis [2]	103,399	0	172,939	0
Rainer Neske	1,103,157	969,746	916,694	827,875
Henry Ritchotte [2]	103,399	0	172,939	0

[1]	Member of the Management Board until May 31, 2012.
[2]	Member of the Management Board from June 1, 2012.

Management Board Share Ownership

As of February 21, 2014 and March 28, 2013, respectively, the current members of the Management Board held Deutsche Bank shares as presented below:

Members of the Management Board		Number of shares
Jürgen Fitschen	2014	205.173
	2013	183.759

Anshuman Jain	2014	615.276
	2013	572.701

Stefan Krause	2014	27.442
	2013	0

Dr. Stephan Leithner	2014	57.488
	2013	24.632

Stuart Lewis	2014	32,530
	2013	20.480

Rainer Neske	2014	95.533
	2013	73.940

Henry Ritchotte	2014	166,526
	2013	134.082

Total	2014	1.199.968

	2013	1.009.594

The current members of the Management Board held an aggregate of 1,199,968 of Deutsche Bank shares on February 21, 2014, amounting to approximately 0.12 % of Deutsche Bank shares issued on that date.

Deutsche Bank	1 – Management Report	257
Financial Report 2013	Compensation Report Employees Regulated under the InstitutsVergV

The following table shows the number of share awards held by the Management Board members as of March 28, 2013 and February 21, 2014 as well as the number of share awards newly granted, delivered or forfeited in this period.

Members of the Management Board	Balance as of Mar 28, 2013	Granted	Delivered	Forfeited	Balance as of Feb 21, 2014
Jürgen Fitschen	146,472	44,192	104,592	0	206,872

Anshuman Jain	344,875	80,537	104,592	0	368,930

Stefan Krause	141,148	52,250	69,667	0	158,565

Dr. Stephan Leithner	180,348	64,235	71,068	0	187,181

Stuart Lewis	77,706	22,659	70,081	0	125,128

Rainer Neske	132,905	44,562	69,667	0	158,010

Henry Ritchotte	144,944	56,788	70,804	0	158,960

Employees Regulated under the InstitutsVergV

In accordance with the InstitutsVergV we are required to identify all employees whose work is deemed to have a major influence on the overall risk profile of the Group. Appropriately identifying InstitutsVergV Regulated Employees, and subsequently designing suitable compensation structures for them, is essential in order to ensure we do not incentivize inappropriate risk-taking. The SECC has overseen the development and implementation of a robust, risk-focused Regulated Employee identification process for performance-year 2013, which incorporated an assessment of appropriate qualitative and quantitative criteria. The process identified the following employee populations:

—	Executive members of the Group (Management Board, Group Executive Committee and Board Executive (Geschäftsleiter) of significant Group Subsidiaries);
—	Senior Management responsible for the day-to-day management of front office Divisions and Regional Management;
—	Senior employees responsible for the Group’s independent control functions, including Global Heads of Control Functions, members of Global Infrastructure Committees and members of key Risk Committees;

Deutsche Bank	1 – Management Report	258
Financial Report 2013	Compensation Report Employees Regulated under the InstitutsVergV

—	Employees with the ability to expose the Group to material risk, including all Managing Directors in CB&S (excluding Research and German Large Corporates);
—	If not already identified, employees with similar remuneration to those captured under the above criteria.

On a global basis, 1,295 employees were identified as InstitutsVergV Regulated Employees for performance-year 2013, spanning 38 countries. This represents an increase of 7 % compared to 2012, when we identified 1,215 Regulated Employees. This increase was primarily driven by (i) the identification of key Risk Committee members with significant authority levels, (ii) the identification of additional employees, outside of CB&S, with the ability to expose the institution to material risk and (iii) a strategic decision by the SECC to lower the remuneration threshold. As in prior years, we expect the number of Regulated Employees to be significantly higher than many of our principal competitors, both from an absolute level and as a percentage of total employee population.

Given incoming regulatory requirements and the forthcoming EBA Regulatory Technical Standards, we expect our Regulated Employee identification methodology to evolve further in performance-year 2014.

Compensation Structures for Regulated Employees

Regulated Employees are subject to the same deferral matrix as the general employee population, save for the requirement that at least 40% – 60 % of Variable Compensation must be deferred. If a Regulated Employee’s Variable Compensation does not trigger a deferral of at least 40 % under the Group’s global deferral matrix then (providing their VC is in excess of € 50,000) the matrix is overridden to ensure that regulatory obligations are met. On average, however, Regulated Employees are subject to deferral rates in excess of the minimum 40% – 60 % regulatory requirements.

All Regulated Employees receive 50 % of their deferred Variable Compensation in the form of a Restricted Equity Award (“REA”) and typically the remaining 50 % as a Restricted Incentive Award (“RIA”) (A limited number of Regulated Employees in our division DeAWM received a portion of their RIA in the form of an Employee Incentive Plan (EIP) Award. These are cash settled awards based on the value of funds managed by the business. Deferral and forfeiture provisions under the EIP remain the same as the RIA. These employees still received 50 % of their deferred award in equity (as a REA) as required by regulation). Upon the vesting of each REA tranche (or at the end of the 4.5 year vesting period for the Senior Management Group), a further minimum six-month retention period applies during which time employees are not permitted to sell the shares. Employees can still forfeit their REA under the Policy/Regulatory Breach and Revenue Impairment forfeiture provisions or if they are subject to termination for Cause during the retention period.

In addition to the deferred award, 50 % of the upfront award (the remaining portion after the deferred element is calculated) is also awarded in equity in the form of an Equity Upfront Award (“EUA”). At award, the equity is subject to a minimum six-month retention period during which time the shares cannot be sold. Adding the EUA to the deferred portion of the award means that, on average, Regulated Employees receive less than 15 % of their 2013 Variable Compensation as an immediate cash payment (i.e., average deferral rates in excess of 85%). EUAs are subject to the Policy/Regulatory Breach and Revenue Impairment forfeiture provisions during the retention period and will also be forfeited if the employee leaves the Group either voluntarily or for cause.

See “Ex post risk adjustment” in the Group Compensation Overview and Disclosure section for a full summary of the performance and forfeiture provisions.

Deutsche Bank	1 – Management Report	259
Financial Report 2013	Compensation Report Employees Regulated under the InstitutsVergV

Compensation Disclosure pursuant to Section 8 InstitutsVergV

As described above, we have developed, refined and implemented a structured and comprehensive approach in order to identify Regulated Employees in accordance with the InstitutsVergV requirements. The collective compensation elements for this population of employees are detailed in the table below. All Management Board members and Board members of other significant Group Subsidiaries per Section 1 of the InstitutsVergV are included in the Geschäftsleiter column.

	2013
in € m. (unless stated otherwise)[1]	CB&S	GTB	DeAWM	PBC	Geschäftsleiter (Significant Institutions)	NCOU	Group Total
Total Compensation	1,388	41	120	48	97	39	1,733
Number of employees	1,093	27	76	35	38	26	1,295
thereof:
Fixed Compensation	324	9	24	11	20	8	397
Variable Compensation	1,065	31	96	36	76	32	1,336

Variable Compensation
thereof: Deferred Awards	809	24	74	28	67	25	1,028
thereof: Deferred Equity	406	12	37	14	39	13	521
thereof: Upfront Awards	255	7	22	8	9	6	308
thereof: Upfront Equity[2]	127	4	11	4	5	3	154
thereof:
Awards subject to clawback	937	28	85	32	72	28	1,182
Awards subject to sustained performance metrics	809	24	74	28	67	25	1,028

Sign On payments[3,4]	27						37[5]
Number of beneficiaries	28						38[5]

Termination payments[4]	18						31[5]
Number of beneficiaries	55						62[5]

[1]	Excluding Postbank.
[2]	Upfront equity portion of Upfront Awards may be less than 50 % due to the impact of local legal requirements and tax legislation.
[3]	Including guarantees.
[4]	Sign-on payments and termination payments have been disclosed collectively for the Group with the exception of CB&S in order to safeguard employee confidentiality due to the low number of recipients.
[5]	The total includes the stated number for CB&S in addition to the aggregate sum for all other divisions.

All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key.

We are conscious that any discretionary termination payments made must be determined based on the sustained commitment of the individual and their personal contribution to the success of the Bank during the course of their employment. The largest single award made in 2013 was € 3.7 million.

All deferred awards and the EUA are subject to clawback following a Policy/Regulatory Breach or Revenue Impairment event. In addition, all deferred awards are subject to clawback provisions linked to the performance of the respective Division and/or the Group as a whole. During the course of 2013, four Regulated Employees had awards subject to forfeiture as a result of being terminated for Cause or as a result of a finding of a Policy/Regulatory Breach. The total amount forfeited (based on the value of the awards at grant) was € 9.24 million. As of the end of 2013, 17 individuals were also under review by the Bank’s committees and subject to suspended vesting or delivery of deferred awards due to ongoing investigations.

Deutsche Bank	1 – Management Report	260
Financial Report 2013	Compensation Report Compensation System for Supervisory Board Members

Compensation System for Supervisory Board Members

The compensation principles for Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended at our Annual General Meeting on May 23, 2013. Accordingly, the following provisions apply, with effect as of January 1, 2013:

The members of the Supervisory Board receive fixed annual compensation (“Supervisory Board Compensation”). The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation as follows1:

	Dec 31, 2013
in € Committee[1]	Chairperson	Member
Audit Committee	200,000	100,000

Risk Committee	200,000	100,000

Nomination Committee	0	0

Mediation Committee	0	0

Integrity Committee[2]	100,000	50,000

Chairman’s Committee	100,000	50,000

Compensation Control Committee[3]	100,000	50,000

[1]	Members of the committees are listed under Supplementary Information on page 478 of the Financial Report.
[2]	Established on May 22, 2013.
[3]	Established on October 29, 2013.

75 % of the compensation determined is disbursed to each Supervisory Board member after submitting invoices in February of the following year. The other 25 % is converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member does not leave the Supervisory Board due to important cause which would have justified dismissal.

In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; a forfeiture regulation applies to 25 % of the compensation for that financial year.

The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including any value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work shall be paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman will be appropriately reimbursed for travel expenses incurred in performing representative tasks that his function requires and for the costs of security measures required on account of his function.

Deutsche Bank	1 – Management Report	261
Financial Report 2013	Compensation Report Compensation System for Supervisory Board Members

In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount, with a deductible, in any financial liability insurance policy held by the company. The premiums for this are paid by the company.

The following provisions applied to Supervisory Board compensation in the 2012 financial year:

Compensation consisted of fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distributed to our shareholders exceeded € 1.00 per share. The members of the Supervisory Board also received annual compensation linked to our long-term profit in the amount of € 100 for every € 0.01 by which the average earnings per (diluted) share reported in the Bank’s Financial Report in accordance with the applicable accounting principles on the basis of the net income figures for the three previous financial years exceeded the amount of € 4.00.

These amounts were subject to an increase of 100 % for every membership of a Supervisory Board committee and 200 % for each chairmanship. These provisions did not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-Determination Act. The Supervisory Board Chairman was paid four times the base compensation of a regular member, which was also the upper limit for him. The deputy to the Supervisory Board Chairman was paid one and a half times the base compensation of a regular member. In addition, the members of the Supervisory Board received a meeting fee of € 1,000 for each Supervisory Board and committee meeting they attended. Furthermore, in our interest, the members of the Supervisory Board were included in any financial liability insurance policy held to an appropriate value by us, with the corresponding premiums being paid by us.

We also reimbursed members of the Supervisory Board for all expenses and any VAT they incurred in connection with their roles as members of the Supervisory Board. Employee representatives on the Supervisory Board also continued to receive their employee benefits. For Supervisory Board members who served for only part of the year, we paid a portion of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which was first formed after the Annual General Meeting in 2008, waived all remuneration, including the meeting fee, for their Nomination Committee work for 2012.

Deutsche Bank	1 – Management Report	262
Financial Report 2012	Compensation Report Compensation System for Supervisor Board Members

Supervisory Board Compensation for the 2013 Financial Year

Individual members of the Supervisory Board received the following compensation for the 2013 financial year (excluding value added tax).

Members of the Supervisory Board	Compensation for fiscal year			Compensation for fiscal year 2012
€	Fixed	Paid out in 2014	Fixed	Variable	Meeting fee	Total

Dr. Paul Achleitner[1]	645,833	484,374	160,000	0	13,000	173,000

Dr. Clemens Börsig[2]	0	0	100,000	0	12,000	112,000

Karin Ruck[4]	125,000	125,000	210,000	0	19,000	229,000

Alfred Herling	187,500	140,625	120,000	0	12,000	132,000

Wolfgang Böhr[4]	41,667	41,667	60,000	0	6,000	66,000

Frank Bsirske[3]	95,833	71,874	0	0	0	0

John Cryan[3]	233,333	174,999	0	0	0	0

Dina Dublon[6]	33,333	24,999	0	0	0	0

Dr. Karl-Gerhard Eick[4]	125,000	125,000	180,000	0	13,000	193,000

Katherine Garrett-Cox	100,000	75,000	60,000	0	6,000	66,000

Timo Heider[3]	87,500	65,625	0	0	0	0

Gerd Herzberg[2]	0	0	25,000	0	4,000	29,000

Sabine Irrgang[3]	87,500	65,625	0	0	0	0

Prof. Dr. Henning Kagermann	200,000	150,000	120,000	0	12,000	132,000

Martina Klee	129,167	96,875	60,000	0	6,000	66,000

Suzanne Labarge	200,000	150,000	120,000	0	12,000	132,000

Maurice Lévy[2]	0	0	25,000	0	3,000	28,000

Peter Löscher	129,167	96,875	40,000	0	2,000	42,000

Henriette Mark	200,000	150,000	120,000	0	13,000	133,000

Gabriele Platscher	158,333	118,749	60,000	0	6,000	66,000

Bernd Rose[3]	116,667	87,500	0	0	0	0

Dr. Theo Siegert[2]	0	0	75,000	0	8,000	83,000

Rudolf Stockem	158,333	118,749	35,000	0	2,000	37,000

Stephan Szukalski[3]	58,333	43,749	0	0	0	0

Dr. Johannes Teyssen	100,000	75,000	60,000	0	6,000	66,000

Marlehn Thieme[4]	83,333	83,333	120,000	0	13,000	133,000

Georg Thoma[3]	116,667	87,500	0	0	0	0

Tilman Todenhöfer[5]	125,000	125,000	120,000	0	12,000	132,000

Prof. Dr. Klaus Rüdiger Trützschler	200,000	150,000	80,000	0	7,000	87,000

Stefan Viertel[1]	41,667	41,667	60,000	0	6,000	66,000

Renate Voigt[4]	41,667	41,667	60,000	0	6,000	66,000

Werner Wenning[2]	41,667	41,667	60,000	0	6,000	66,000

Total	3,862,500	3,053,119	2,130,000	0	205,000	2,335,000

[1]	Member since May 31, 2012
[2]	Member until May 31, 2012
[3]	Member since May 23, 2013
[4]	Member until May 23, 2013
[5]	Member until October 31, 2013
[6]	Member since November 1, 2013

Deutsche Bank	1 – Management Report	263
Financial Report 2013	Compensation Report Compensation System for Supervisor Management

Following the submission of invoices in February 2014, 25 % of the compensation determined for each Supervisory Board member for the 2013 financial year was converted into notional shares of the company on the basis of a share price of € 36.939 (average closing price on the Frankfurt Stock Exchange (Xetra) during the last ten trading days of January 2014, calculated to three digits after the decimal point). Members who left the Supervisory Board in 2013 were paid the entire amount of compensation in cash.

The following table shows the number of notional shares to three decimal places that were converted in February 2014 for members of the Supervisory Board as part of their 2013 compensation:

Members of the Supervisory Board	Number of notional share units
Dr. Paul Achleitner	4,370.945

Alfred Herling	1,268.984

Frank Bsirske	648.592

John Cryan	1,579.180

Dina Dublon	225.597

Katherine Garrett-Cox	676.791

Timo Heider	592.193

Sabine Irrgang	592.193

Prof. Dr. Henning Kagermann	1,353.583

Martina Klee	874.189

Suzanne Labarge	1,353.583

Peter Löscher	874.189

Henriette Mark	1,353.583

Gabriele Platscher	1,071.586

Bernd Rose	789.590

Rudolf Stockem	1,071.586

Stephan Szukalski	394.795

Dr. Johannes Teyssen	676.791

Georg Thoma	789.590

Prof. Dr. Klaus Rüdiger Trützschler	1,353.583

Total	21,911.123

All employee representatives on the Supervisory Board, with the exception of Mr. Bsirske, Mr. Heider, Mr. Stockem and Mr. Szukalski, are employed by us. In the 2013 financial year, we paid such members a total amount of € 0.97 million in the form of salary, retirement and pension compensation in addition to their Supervisory Board compensation.

Deutsche Bank	1 – Management Report	264
Financial Report 2013	Compensation Report Compensation System for Supervisory Board Members

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with the termination of such employment. During 2013, we set aside € 0.07 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

With the agreement of the Bank’s Management Board, Dr. Achleitner performs representative functions in various ways on an unpaid basis for the Bank and participates in opportunities for referrals of business for the Bank. These tasks are related to the functional responsibilities of the Chairman of the Supervisory Board of Deutsche Bank AG. In this respect, the reimbursement of costs is regulated in the Articles of Association. On the basis of a separate contractual agreement, the Bank provides Dr. Achleitner with infrastructure and support services free of charge for his services in the interest of the Bank. He is therefore entitled to avail himself of internal resources for preparing and carrying out his activities. The Bank’s security and car services are available for Dr. Achleitner to use free of charge for these tasks. The Bank also reimburses travel expenses and participation fees and covers the taxes for any non-cash benefits provided. On September 24, 2012, the Chairman’s Committee approved the conclusion of this agreement. The provisions apply for the duration of Dr. Achleitner’s tenure as Chairman of the Supervisory Board and are reviewed on an annual basis for appropriateness. Under this agreement between Deutsche Bank and Dr. Achleitner, support services equivalent to € 185,000 were provided and reimbursements for expenses amounting to € 137,502 were paid during the 2013 financial year.

The Chairman’s Committee of the Supervisory Board of Deutsche Bank approved all existing mandates between Shearman & Sterling LLP and Deutsche Bank AG (and its affiliated companies) at the point in time when Mr Thoma was appointed to the Supervisory Board as well as all new mandates in which Deutsche Bank AG (or its affiliated companies) were service recipients. Under these mandates, payments of approximately € 2.3 million were made by companies of Deutsche Bank Group to Shearman & Sterling LLP in the period between Mr. Thoma’s appointment and December 31, 2013. This does not include significant amounts that were invoiced via lead book runners and consequently not booked, either by Shearman & Sterling LLP or by the Bank, as payments from the Bank to Shearman & Sterling LLP. Mr. Thoma had no involvement in any of the mandates. He participates in the economic success of Shearman & Sterling LLP merely through his capacity as one of 159 equity partners (as of December 31, 2013).

Deutsche Bank	1 – Management Report	265
Financial Report 2013	Corporate Responsibility Responsible Investing in Deutsche Asset & Wealth Management

Corporate Responsibility

Responsibility to clients, shareholders, employees and society is the central concept of our cultural change program which underpins Strategy 2015+. It relies on understanding the impact of our business decisions, strengthening our approach to environmental, social, and governance (ESG) issues, and improving the direct and indirect impact of our activities on the environment and society.

Our objective is to deliver shared value for all our stakeholders by incorporating ESG issues throughout our businesses. In 2013 we continued to develop awareness of the business risks and opportunities arising from ESG factors.

Environmental and Social Risk

Effective risk management comes fundamentally from employees internalizing their responsibility for our success and reputation. We provide guidance and procedures to help employees to meet this responsibility.

In 2012 we have introduced the Environmental and Social Reputational Risk Framework (ES Risk Framework) within the Reputational Risk Management Program Policy (RRMPP) to focus closely on reputational risks for the bank that could arise from certain client relationships and associated business. In 2013, we developed a broader training concept to strengthen awareness of such ES risks which we will roll out globally in 2014.

The framework helps business divisions to assess environmental and social risks in certain sectors such as the extractive industry, utilities, agriculture, and defense. Before approving a proposed transaction potential environmental and social risks need to be assessed and where appropriate potential mitigation measures should be discussed with the client. In specific circumstances significant risks could arise for us. For such cases, special guidance including due diligence questions has been developed. Our guidelines refer to international standards whenever possible, for example, the Performance Standards of the International Finance Corporation. In circumstances where such standards do not exist or are still under development, we leverage internal and external experts for our due diligence process.

In 2013, the number of transactions reviewed under the ES Risk Framework increased significantly, demonstrating the increased awareness of these risks. Additionally, during the year, 106 transactions were escalated to Regional or Group Reputational Risk Committees (2012: 102), 7 of which involved environmental and social risks (2012: 16).

Responsible Investing in Deutsche Asset & Wealth Management

With the establishment of Deutsche Asset & Wealth Management (DeAWM) in 2013, we enhance our existing strategy to integrate and drive ESG across the entire DeAWM platform. The newly formed ESG Head Office is not only responsible for the implementation of the strategy, but also the coordination, development, and strengthening of our ESG investment capabilities. Three pillars define the new ESG strategy:

—	Risk management: produce in-depth ESG research to support investment decisions and to reduce business risks.
—	Governance: roll out consistent ESG policies and procedures for all DeAWM assets to ensure all employees are aware of available information and comply with processes.
—	Value creation: identify existing product gaps and develop new ESG products and services.

Deutsche Bank	1 – Management Report	266
Financial Report 2013	Corporate Responsibility Corporate Citizenship

At the end of 2013, DeAWM managed approximately € 5.1 billion of assets invested according to ESG criteria (2012: € 3.7 billion).

Funding Renewable Energy Projects in Corporate Banking & Securities and Global Transaction Banking

Despite only modest economic growth the importance of renewable energy continued to increase in 2013. In Corporate Banking & Securities, our Infrastructure and Energy Banking team structures financing solutions for the development, construction and operation of such projects. In 2013, we advised and/or provided financing to facilitate the construction of solar, wind, run-of-river hydro power and waste-to-energy projects with a total capacity of more than 1,185 megawatts, worth more than US$ 3.6 billion. Deutsche Bank allocated more than US$ 1.36 billion to its renewable energy projects. This makes us one of the top three private sector project financiers in clean energy in Europe, North America and the Middle East.

In our Global Transaction Banking business, 40 % of Trust & Agency Services project finance group deals were related to renewable energy in 2013. In total, we supported 15 renewable energy projects of 1,250 megawatts, worth € 2.3 billion.

Green Bonds

We joined a coalition of 13 major financial institutions in supporting a set of voluntary guidelines for ‘green bonds’ to finance environmentally friendly activities. The guidelines will help ensure integrity and transparency for investors in this rapidly growing market. The principles suggest a process for designating, disclosing, managing and reporting on how capital raised from a green bond will be used.

Maintaining Carbon Neutral Operations

We continued to make our operations carbon neutral by investing in energy efficiency projects, purchasing and generating on-site renewable electricity, and offsetting remaining emissions by purchasing and retiring high-grade offset certificates. The broad range and effectiveness of our climate change activities earned us a place for the second consecutive year in the Carbon Disclosure Leadership Index.

Corporate Citizenship

Our corporate citizenship programs tackle key social challenges, working with non-profit organizations and leading institutions whenever possible. With a total investment of € 78.2 million in 2013 (compared to € 82.7 million in 2012), we continued to be among the world’s most active corporate citizens and more than 19,500 employees volunteered 25,000 days, making their time, expertise, and skills available to strengthen community programs. To recognize this commitment, we rolled out the Global Volunteer Award across the regions.

Deutsche Bank	1 – Management Report	267
Financial Report 2013	Employees Group Headcount

Employees

Group Headcount

As of December 31, 2013 we employed a total of 98,254 staff members as compared to 98,219 as of December 31, 2012. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2013, 2012 and 2011.

Employees[1]	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Germany	46,377	46,308	47,323

Europe (outside Germany), Middle East and Africa	23,372	23,952	24,265

Asia/Pacific	18,175	17,630	18,273

North America[2,3]	9,752	9,787	10,610

Latin America	578	542	525

Total employees[3]	98,254	98,219	100,996

[1]

Full-time equivalent employees; in 2013, the employees of Pakistan previously shown in Asia/Pacific were assigned to Middle East; numbers for 2012 (79 employees) and 2011 (78 employees) have been reclassified to reflect this. In 2012, the employees of Mexico previously shown in North America were assigned to Latin America; numbers for 2011 (90 employees) have been reclassified to reflect this. In 2012, the change of FTE definition regarding “Mobile Sales Forces” in India resulted in a decrease of 300 (status as of December 31, 2011).

[2]	Primarily the United States.
[3]

The nominal headcount of The Cosmopolitan of Las Vegas is 4,393 as of December 31, 2013 compared to 4,371 as of December 31, 2012 and 4,256 as of December 31, 2011. The headcount number is composed of full time and part time employees and is not part of the full time equivalent employees figures.

The number of our employees increased in 2013 by 35 or 0.0 % due to the following factors:

—	The number of staff in Corporate Banking & Securities decreased by 210 primarily due adjustments related to the market development;

—

In Global Transaction Banking, the number of employees went down by 247, particularly as a result of the adjustments related to the acquired commercial banking activities in the Netherlands and the divestment of Deutsche Card Services in Germany;

—

The number of our staff in Deutsche Asset & Wealth Management decreased by 332. This was primarily due to the market development and the integration of Asset Management and Wealth Management into one division;

—	The number of Private & Business Clients staff decreased by 53 despite the integration of KEBA in Germany;

—	The number of staff in the Non-Core Operations Unit remained virtually unchanged;

—	In our Infrastructure operations, employee headcount increased by 886, primarily due to the integration of DB Investment Services in Germany.

Deutsche Bank	1 – Management Report	268
Financial Report 2013	Employees Labor Relations

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

Our employers’ association negotiates with the following unions:

—

ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen;

—	Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister);
—	Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft);
—	Komba Gewerkschaft (public service union, only relevant for Postbank);
—	DPVKom – Die Kommunikationsgewerkschaft (only relevant for Postbank).

Deutsche Bank	1 – Management Report	269
Financial Report 2013	Employees A New Culture of Performance at Deutsche Bank

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

As of December 31, 2013, 38 % of Postbank staff members in Germany are civil servants (full-time equivalent basis), compared to 40 % as of December 31, 2012.

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

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.

For a further discussion on our employee benefit plans see Note 35 “Employee Benefits” to our consolidated financial statements.

A New Culture of Performance at Deutsche Bank

Contributing to a Sustainable and Motivating Working Environment

In 2013, we made significant contributions to building our capabilities and to meeting both regulatory standards and society’s expectations.

We translated the Deutsche Bank business strategy into a development approach that incorporates our values and beliefs into our people practices by:

—	Building capability across the organization and the availability of future leaders;
—	Creating an environment that encourages sustainable performance in line with the bank’s strategy;
—	Investing in the professional and personal development of our employees and managers to motivate them and maximize their capabilities.

Building Capability across the Organization, and the Availability of Future Leaders

A Group-wide approach to the bank’s senior talent is crucial to building a strong pipeline of future leaders, who can drive sustainable performance, growth and the right culture at the bank for the long term. To this end, a Senior Leader People Committee was formed in 2013 – a formal body to steer and govern bank-wide talent strategies – chaired by the Co-CEOs Jürgen Fitschen and Anshu Jain.

Deutsche Bank	1 – Management Report	270
Financial Report 2013	Employees Deutsche Bank People Survey and Cultural Assessment as Yardstick for Cultural Change

Creating an Environment which Fosters Sustainable Performance Aligned to the Bank’s Strategy

Talent and performance management are two of the core people management practices. They allow execution of our business strategy and develop capabilities that match individual aspirations and business needs.

The purpose of talent management is to attract, develop and retain the best people for sustained high performance. Since 2007 we have been following a globally consistent process, including:

—	Talent grid, a tool for assessing performance, potential and readiness.
—	Talent review meeting, serves as the key platform to discuss our people’s performance and potential within leadership teams, and to identify career and development options.
—	Feedback discussion between managers and employees following the talent review meeting, resulting in a personal career or development plan.

To be effective, talent management must be linked with the business strategy and the bank’s future demand for talent. The new values and beliefs guide us in managing talent and are a measure of growth in our overall approach to development.

Differentiating Performance and Letting People Know where They Stand

Differentiating performance and letting people know where they stand are essential to motivating our employees. The approach requires an employee’s performance to be reviewed against two components:

—	What business objectives have been achieved by the employee?
—	How have the objectives been achieved?

The performance management process is integral to our corporate culture and a prerequisite for sustainable performance. Moving forward, we must develop our current approach to talent and performance management, integrating our efforts to build the desired culture in line with Strategy 2015+.

Deutsche Bank People Survey and Cultural Assessment as Yardstick for Cultural Change

Understanding how our Employees Feel, Think and Act

For the past 13 years, Deutsche Bank has been conducting regular employee surveys to assess employee commitment to the bank and opinions on other aspects of working at the bank, such as corporate culture, leadership and strategy.

In October 2012, following the announcement of Strategy 2015+, employees were invited to take part in an extended People Survey, part of the most intensive culture exercise the bank has completed in recent years with over 3.8 million data points. More than 52,000 employees gave their view on the organization’s strengths and areas it should focus on. The results highlighted numerous areas of excellence in our current culture. Although we saw a decrease in the response rate as a result of the announced changes, the Commitment Index, which measures overall loyalty to the company, remained at high levels, increasing by 1 % from 2011 to 73 % in 2012.

Deutsche Bank	1 – Management Report	271
Financial Report 2013	Employees Deutsche Bank People Survey and Cultural Assessment as Yardstick for Cultural Change

With the launch of the new values and beliefs in July 2013, we took the opportunity to align our People Survey with these core operating principles. All employees will be invited to complete the enhanced People Survey in March 2014. In addition, in line with the values and beliefs, we aim to create an open environment for greater participation across the bank, to hear how our people feel, think and act. We started with the senior population. At the Senior Management Conference, participants took part in an open discussion forum on culture and in interactive feedback sessions on the values and beliefs. The Group Executive Committee (GEC) members subsequently led a series of discussions for their respective management teams to identify the behavioral aspects of the values and beliefs most relevant to their region, division or function.

All these senior leaders recognize and understand that they have responsibilities as culture carriers and play a part in building a strong working environment where all of our employees feel they have a voice. As an initial step, they made a personal commitment to communicating the values and beliefs to their teams and colleagues.

Deutsche Bank	1 – Management Report	272
Financial Report 2013	Employees Diversity

Diversity

Diversity enables us to maximize team performance, foster innovation and strengthen partnership and collaboration within the bank and with our clients.

Deutsche Bank, along with the other DAX (German share index) companies, signed a voluntary commitment in 2011, undertaking to increase the proportion of female senior managers to 25% (Managing Director and Director level) and the proportion of women with a corporate title to 35 % by the end of 2018, subject to applicable laws worldwide. We made further progress towards these targets and increased the proportion of female senior managers to 18.7 % in 2013 and the proportion of women with a corporate title to 31.1%.

Currently, the Management Board and the GEC have no female members. However we have committed to increasing diversity within those management bodies. We are building a pipeline of senior talent to ensure greater female representation in our succession planning. We set about increasing that pipeline in two ways: through our award-winning ATLAS program (Accomplished Top Leaders Advancement Strategy) for female Managing Directors and our Women Global Leaders (WGL) program for female Directors at the INSEAD Business School. In 2013 the third cohort of women took part in the ATLAS program and a fourth cohort participated in WGL. Both programs have proven to be effective in increasing the number of women in managerial positions, with more than 50 % of the participants now in positions with new or greater responsibilities. Moreover, the attrition rate for WGL is far lower than that of Directors globally, which has led to more sustainable performance.

Through our “Women on Boards” initiative we intend to increase the ratio of women on the Supervisory Boards of our tier 1 to tier 3 subsidiaries and on the Regional Advisory Boards. Since the launch of the initiative in July 2011, we have increased the proportion of female members on these Supervisory Boards by 76 % and on the Regional Advisory Boards by 1.6%.

Deutsche Bank	273
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	274
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	275
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	276
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	277
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	278
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	279
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	280
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	281
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

2 – Consolidated Financial Statements

283	Consolidated Statement of Income
284	Consolidated Statement of Comprehensive Income
285	Consolidated Balance Sheet
286	Consolidated Statement of Changes in Equity
288	Consolidated Statement of Cash Flows
289	Notes to the Consolidated Financial Statements
	1 –	Significant Accounting Policies and Critical Accounting Estimates – 289
	2 –	Recently Adopted and New Accounting Pronouncements – 314
	3 –	Acquisitions and Dispositions – 318
	4 –	Business Segments and Related Information – 321
Notes to the Consolidated Income Statement
	5 –	Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 326
	6 –	Commissions and Fee Income – 328
	7 –	Net Gains (Losses) on Financial Assets Available for Sale – 328
	8 –	Other Income – 328
	9 –	General and Administrative Expenses – 329
	10 –	Restructuring – 329
	11 –	Earnings per Share – 330
Notes to the Consolidated Balance Sheet
	12 –	Financial Assets/Liabilities at Fair Value through Profit or Loss – 331
	13 –	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 332
	14 –	Financial Instruments carried at Fair Value – 335
	15 –	Fair Value of Financial Instruments not carried at Fair Value – 348
	16 –	Financial Assets Available for Sale – 350
	17 –	Equity Method Investments – 350
	18 –	Offsetting Financial Assets and Financial Liabilities – 351
	19 –	Loans – 354
	20 –	Allowance for Credit Losses – 355
	21 –	Transfers of Financial Assets – 355
	22 –	Assets Pledged and Received as Collateral – 357
	23 –	Property and Equipment – 358
	24 –	Leases – 359
	25 –	Goodwill and Other Intangible Assets – 360
	26 –	Non-Current Assets and Disposal Groups Held for Sale – 367
	27 –	Other Assets and Other Liabilities – 369
	28 –	Deposits – 370
	29 –	Provisions – 370
	30 –	Credit related Commitments and Contingent Liabilities – 377
	31 –	Other Short-Term Borrowings – 378
	32 –	Long-Term Debt and Trust Preferred Securities – 378
	33 –	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 379
Additional Notes
	34 –	Common Shares – 381
	35 –	Employee Benefits – 382
	36 –	Income Taxes – 395
	37 –	Derivatives – 398
	38 –	Related Party Transactions – 400
	39 –	Information on Subsidiaries – 402
	40 –	Unconsolidated Structured Entities – 403
	41 –	Insurance and Investment Contracts – 406
	42 –	Current and Non-Current Assets and Liabilities – 409
	43 –	Events after the Reporting Period – 410
	44 –	Condensed Deutsche Bank AG (Parent Company only) Financial Information – 411
	45 –	Condensed Consolidating Financial Information – 414

Deutsche Bank	2 – Consolidated Financial Statements	283
Financial Report 2013	Consolidated Statement of Income

Consolidated Statement of Income

in € m.	Notes	2013	2012	2011

Interest and similar income	5	25,601	31,593	34,366

Interest expense	5	10,768	15,619	16,921

Net interest income	5	14,834	15,975	17,445

Provision for credit losses	20	2,065	1,721	1,839

Net interest income after provision for credit losses		12,769	14,254	15,606

Commissions and fee income	6	12,308	11,809	11,878

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	3,817	5,608	2,724

Net gains (losses) on financial assets available for sale	7	394	301	123

Net income (loss) from equity method investments	17	369	163	(264)

Other income (loss)	8	193	(120)	1,322

Total noninterest income		17,082	17,761	15,783

Compensation and benefits	35	12,329	13,490	13,135

General and administrative expenses	9	15,126	15,017	12,657

Policyholder benefits and claims		460	414	207

Impairment of intangible assets	25	79	1,886	0

Restructuring activities	10	399	394	0

Total noninterest expenses		28,394	31,201	25,999

Income before income taxes		1,456	814	5,390

Income tax expense	36	775	498	1,064

Net income		681	316	4,326

Net income attributable to noncontrolling interests		15	53	194

Net income attributable to Deutsche Bank shareholders		666	263	4,132

Earnings per Share

in €	Notes	2013	2012	2011

Earnings per share:	11

Basic		€0.67	€0.28	€4.45

Diluted[1]		€0.65	€0.27	€4.30

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding		997.4	934.0	928.0

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		1,025.2	959.8	957.3

[1]	Includes numerator effect of assumed conversions. For further detail please see Note 11 “Earnings per Share”.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	284
Financial Report 2013	Consolidated Statement of Comprehensive Income

Consolidated Statement of Comprehensive Income

in € m.	2013	2012	2011

Net income recognized in the income statement	681	316	4,326

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(717)	(891)	707

Total of income tax related to items that will not be reclassified to profit or loss	58	407	(50)

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	64	1,874	(697)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(313)	(164)	(11)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	91	42	(141)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	35	45	3

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	3	0	25
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(948)	(537)	1,291
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(1)	5	0

Equity Method Investments
Net gains (losses) arising during the period	63	(38)	(5)

Total of income tax related to items that are or may be reclassified to profit or loss	(160)	(447)	125

Other comprehensive income (loss), net of tax	(1,825)	296	1,247

Total comprehensive income (loss), net of tax	(1,144)	612	5,573

Attributable to:
Noncontrolling interests	13	148	155
Deutsche Bank shareholders	(1,157)	464	5,418

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	285
Financial Report 2013	Consolidated Balance Sheet

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2013	Dec 31, 2012
Assets:

Cash and due from banks		17,155	27,877

Interest-earning deposits with banks		77,984	120,637

Central bank funds sold and securities purchased under resale agreements	21, 22	27,363	36,570

Securities borrowed	21, 22	20,870	24,013

Financial assets at fair value through profit or loss
Trading assets		210,070	254,459
Positive market values from derivative financial instruments		504,590	768,353
Financial assets designated at fair value through profit or loss		184,597	187,027

Total financial assets at fair value through profit or loss thereof € 73 billion and € 89 billion were pledged to creditors and can be sold or repledged at December 31, 2013, and 2012, respectively	12, 15, 21, 22, 37	899,257	1,209,839

Financial assets available for sale thereof € 0 billion and € 0 billion were pledged to creditors and can be sold or repledged at December 31, 2013, and 2012, respectively	16, 21, 22	48,326	49,400

Equity method investments	17	3,581	3,577

Loans thereof € 0 billion and € 2 billion were pledged to creditors and can be sold or repledged each year ending December 31, 2013 and 2012, respectively	19, 20, 21, 22	376,582	397,377

Property and equipment	23	4,420	4,963

Goodwill and other intangible assets	25	13,932	14,219

Other assets	26, 27	112,539	123,702

Assets for current tax	36	2,322	2,389

Deferred tax assets	36	7,071	7,712

Total assets		1,611,400	2,022,275

Liabilities and equity:

Deposits	28	527,750	577,210

Central bank funds purchased and securities sold under repurchase agreements	21, 22	13,381	36,144

Securities loaned	21, 22	2,304	3,166

Financial liabilities at fair value through profit or loss	12, 15, 37
Trading liabilities		55,804	54,400
Negative market values from derivative financial instruments		483,428	752,652
Financial liabilities designated at fair value through profit or loss		90,104	110,409
Investment contract liabilities		8,067	7,732

Total financial liabilities at fair value through profit or loss		637,404	925,193

Other short-term borrowings	31	59,767	69,661

Other liabilities	26, 27	163,595	179,099

Provisions	20, 29	4,524	5,110

Liabilities for current tax	36	1,600	1,589

Deferred tax liabilities	36	1,101	1,447

Long-term debt	32	133,082	157,325

Trust preferred securities	32	11,926	12,091

Total liabilities		1,556,434	1,968,035

Common shares, no par value, nominal value of € 2.56	34	2,610	2,380

Additional paid-in capital		26,204	23,776

Retained earnings		28,376	29,199

Common shares in treasury, at cost	34	(13)	(60)

Accumulated other comprehensive income (loss), net of tax		(2,457)	(1,294)

Total shareholders’ equity		54,719	54,001

Noncontrolling interests		247	239

Total equity		54,966	54,240

Total liabilities and equity		1,611,400	2,022,275

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	286
Financial Report 2013	Consolidated Statement of Changes in Equity

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2010	2,380	23,515	25,975	(450)	0

Total comprehensive income, net of tax [2]	0	0	4,132	0	0

Common shares issued	0	0	0	0	0

Cash dividends paid	0	0	(691)	0	0

Actuarial gains (losses) related to defined benefit plans, net of tax	0	0	666	0	0

Net change in share awards in the reporting period	0	153	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,108	0

Tax benefits related to share-based compensation plans	0	(76)	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(131)	0	0	0

Purchases of treasury shares	0	0	0	(13,781)	0

Sale of treasury shares	0	0	0	12,300	0

Net gains (losses) on treasury shares sold	0	(32)	0	0	0

Other	0	266	37	0	0

Balance as of December 31, 2011	2,380	23,695	30,119	(823)	0

Total comprehensive income, net of tax [2]	0	0	263	0	0

Common shares issued	0	0	0	0	0

Cash dividends paid	0	0	(689)	0	0

Actuarial gains (losses) related to defined benefit plans, net of tax	0	0	(480)	0	0

Net change in share awards in the reporting period	0	(342)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,481	0

Tax benefits related to share-based compensation plans	0	2	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(4)

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	4

Option premiums and other effects from options on common shares	0	(63)	0	0	0

Purchases of treasury shares	0	0	0	(12,152)	0

Sale of treasury shares	0	0	0	11,434	0

Net gains (losses) on treasury shares sold	0	77	0	0	0

Other [3]	0	407	(14)	0	0

Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0

Total comprehensive income, net of tax [2]	0	0	666	0	0

Common shares issued	230	2,731	0	0	0

Cash dividends paid	0	0	(764)	0	0

Actuarial gains (losses) related to defined benefit plans, net of tax	0	0	(659)	0	0

Net change in share awards in the reporting period	0	(385)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,160	0

Tax benefits related to share-based compensation plans	0	30	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1

Option premiums and other effects from options on common shares	0	(49)	0	0	0

Purchases of treasury shares	0	0	0	(13,648)	0

Sale of treasury shares	0	0	0	12,535	0

Net gains (losses) on treasury shares sold	0	(49)	0	0	0

Other	0	150	(65)	0	0

Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
[3]	Includes the cumulative effect of the adoption of accounting pronouncements. Please refer to Note 2 “Recently Adopted and New Accounting Pronouncements” of this report.

Deutsche Bank	2 – Consolidated Financial Statements	287
Financial Report 2013	Consolidated Statement of Changes in Equity

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	[4]	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[4]	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	[4]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax	[2]	Total shareholders’ equity	Noncontrolling interests	Total equity
(113)		(179)		(11)	(2,333)		35	(2,601)		48,819	1,549	50,368

(504)		(47)		11	1,167		(7)	620		4,752	162	4,914

0		0		0	0		0	0		0	0	0

0		0		0	0		0	0		(691)	(4)	(695)

0		0		0	0		0	0		666	(7)	659

0		0		0	0		0	0		153	0	153

0		0		0	0		0	0		1,108	0	1,108

0		0		0	0		0	0		(76)	0	(76)

0		0		0	0		0	0		0	0	0

0		0		0	0		0	0		0	0	0

0		0		0	0		0	0		(131)	0	(131)

0		0		0	0		0	0		(13,781)	0	(13,781)

0		0		0	0		0	0		12,300	0	12,300

0		0		0	0		0	0		(32)	0	(32)

0		0		0	0		0	0		303	(430)[5]	(127)

(617)		(226)		0	(1,166)		28	(1,981)		53,390	1,270	54,660

1,077		67		0	(424)		(38)	681		944	152	1,096

0		0		0	0		0	0		0	0	0

0		0		0	0		0	0		(689)	(3)	(692)

0		0		0	0		0	0		(480)	(4)	(484)

0		0		0	0		0	0		(342)	0	(342)

0		0		0	0		0	0		1,481	0	1,481

0		0		0	0		0	0		2	0	2

0		0		0	0		0	0		(4)	0	(4)

0		0		0	0		0	0		4	0	4

0		0		0	0		0	0		(63)	0	(63)

0		0		0	0		0	0		(12,152)	0	(12,152)

0		0		0	0		0	0		11,434	0	11,434

0		0		0	0		0	0		77	0	77

8		0		0	(3)		0	5		398	(1,176)[6]	(778)

468		(159)		0	(1,593)		(10)	(1,294)		54,001	239	54,240

(165)		57		2	(1,121)		63	(1,164)		(498)	13	(485)

0		0		0	0		0	0		2,961	0	2,961

0		0		0	0		0	0		(764)	(13)	(777)

0		0		0	0		0	0		(659)	0	(659)

0		0		0	0		0	0		(385)	0	(385)

0		0		0	0		0	0		1,160	0	1,160

0		0		0	0		0	0		30	0	30

0		0		0	0		0	0		(1)	0	(1)

0		0		0	0		0	0		1	0	1

0		0		0	0		0	0		(49)	0	(49)

0		0		0	0		0	0		(13,648)	0	(13,648)

0		0		0	0		0	0		12,535	0	12,535

0		0		0	0		0	0		(49)	0	(49)

0		0		0	0		0	0		85	8	93

303		(101)		2	(2,713)		53	(2,457)		54,719	247	54,966

[4]	Excluding unrealized net gains (losses) from equity method investments.
[5]	Of which approximately € (340) million are related to a capital repayment of an investment vehicle, which was part of a structured trade.
[6]

Of which approximately € (750) million are attributable to the noncontrolling interests in Deutsche Postbank AG, which were significantly reduced in 2012 as a result of both the increase in the Group’s shareholdings as well as the conclusion of a domination agreement between Postbank and its immediate parent DB Finanz-Holding GmbH (a wholly owned subsidiary of Deutsche Bank AG).

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	288
Financial Report 2013	Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows

in € m.	2013	2012	2011

Net income	681	316	4,326

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	2,065	1,721	1,839
Restructuring activities	399	394	0
Gain on sale of financial assets available for sale, equity method investments, and other	(493)	(627)	(841)
Deferred income taxes, net	(179)	723	(387)
Impairment, depreciation and other amortization, and accretion	2,443	3,236	3,697
Share of net income from equity method investments	(433)	(397)	(222)

Income adjusted for noncash charges, credits and other items	4,483	5,365	8,412

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	55,515	1,320	(53,427)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	11,267	(3,429)	(8,202)
Financial assets designated at fair value through profit or loss	(27)	(6,561)	(11,582)
Loans	16,007	11,756	(7,092)
Other assets	12,048	32,249	(17,962)
Deposits	(42,281)	(25,995)	66,168
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(18,558)	(9,126)	(8,389)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(23,080)	(4,202)	12,622
Other short-term borrowings	(9,529)	3,335	1,689
Other liabilities	(17,625)	(11,483)	21,476
Senior long-term debt	(22,056)	(5,079)	(5,991)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	38,013	(9,310)	10,558
Other, net	3,007	(2,794)	(478)

Net cash provided by (used in) operating activities	7,184	(23,954)	7,802

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	18,054	7,476	21,948
Maturities of financial assets available for sale	11,564	12,922	10,635
Sale of equity method investments	76	163	336
Sale of property and equipment	137	197	101
Purchase of:
Financial assets available for sale	(31,588)	(22,170)	(19,606)
Equity method investments	(21)	(14)	(602)
Property and equipment	(513)	(614)	(794)
Net cash received in (paid for) business combinations/divestitures	(128)	96	348
Other, net	(596)	(703)	(451)

Net cash provided by (used in) investing activities	(3,015)	(2,647)	11,915

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,217	62	76
Repayments and extinguishments of subordinated long-term debt	(2,776)	(708)	(715)
Issuances of trust preferred securities	11	17	37
Repayments and extinguishments of trust preferred securities	(49)	(30)	(45)
Capital increase	2,961	0	0
Purchases of treasury shares	(13,648)	(12,171)	(13,781)
Sale of treasury shares	12,494	11,437	12,229
Dividends paid to noncontrolling interests	(13)	(3)	(4)
Net change in noncontrolling interests	23	(67)	(266)
Cash dividends paid	(764)	(689)	(691)

Net cash provided by (used in) financing activities	(544)	(2,152)	(3,160)

Net effect of exchange rate changes on cash and cash equivalents	(907)	39	(964)

Net increase (decrease) in cash and cash equivalents	2,718	(28,714)	15,593
Cash and cash equivalents at beginning of period	53,321	82,032	66,353
Cash and cash equivalents at end of period	56,041	53,321	81,946

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	742	1,280	1,327

Interest paid	10,687	15,825	17,231

Interest and dividends received	25,573	32,003	34,703

Cash and cash equivalents comprise

Cash and due from banks	17,155	27,877	15,928

Interest-earning demand deposits with banks (not included: time deposits of € 39,097 m. as of December 31, 2013, and € 95,193 m. and € 95,982 m. as of December 31, 2012 and 2011)	38,886	25,444	66,018

Total	56,041	53,321	81,946

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	289
Financial Report 2013	Notes to the Consolidated Financial Statements 1 – Significant Accounting Policies and Critical Accounting Estimates

Notes to the Consolidated Financial Statements

1  –

Significant Accounting Policies and Critical Accounting Estimates

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

Some IFRS disclosures incorporated in the Management Report are an integral part of the Consolidated Financial Statements. These audited sections are identified by brackets in the margins of the Management Report. The bracketed sections include the Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components under IFRS 8, “Operating Segments” in the Operating and Financial Review. Further Business Segment disclosure under IFRS 8 is available in Note 4 “Business Segments and Related Information”. There are also bracketed disclosures in the Risk Report highlighting disclosures under IFRS 7, “Financial Instruments: Disclosures” about the nature and the extent of risks arising from financial instruments and capital disclosures as required under IAS 1, “Presentation of Financial Statements”. The Risk Report also includes three tables that detail audited IFRS numbers for reconciliation purposes. These tables are not bracketed but the relevant information within the tables is identified as ‘audited’. These tables are “Transitional template for Regulatory Capital, RWA and Capital Ratios according to pro forma CRR/CRD 4 (unaudited) and Basel 2.5 (audited)” and “Comparison of Risk-Weighted Assets under Basel 2.5 Reporting, pro forma CRR/CRD 4 ‘transitional’ and pro forma CRR/CRD 4 ‘fully-loaded’” in the Regulatory Capital section and “Reconciliation of Exposure Measures applied to adjusted pro forma CRR/CRD 4 leverage ratio calculation” in the Balance Sheet Management section.

Significant Changes in Estimates and Changes in Presentation

Discount Rate for Defined Benefit Pension Plans

In 2012, the Group decided to broaden and hence stabilize the underlying bond portfolio relating to the discount rate applied in the eurozone for defined benefit pension plans by including high quality covered bonds and to refine the curve extrapolation by adjusting the underlying bond portfolio while retaining the overall AA-credit quality of the curve. The refinement resulted in an increase in the discount rate of 70 basis points and consequently reduced the actuarial losses flowing through other comprehensive income by approximately € 700 million before tax in the year 2012.

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

Deutsche Bank	2 – Consolidated Financial Statements	290
Financial Report 2013	Notes to the Consolidated Financial Statements 1 – Significant Accounting Policies and Critical Accounting Estimates

greater transparency of the market value of counterparty credit became possible. The impact of this refinement in CVA methodology is a € 288 million loss which has been recognized in the Consolidated Statement of Income.

Funding Valuation Adjustment (FVA)

In the fourth quarter 2013, the Group completed the implementation of a valuation methodology for incorporating the market implied funding costs for uncollateralized derivative positions (commonly referred to as Funding Valuation Adjustment). The implementation of the Funding Valuation Adjustment was in response to growing evidence that term funding is an important component of fair value for uncollateralized derivatives and resulted in a € 366 million loss which has been recognized in the fourth quarter in the Consolidated Statement of Income.

Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

In the fourth quarter of 2013, the Group restated comparative information for certain line items in the Consolidated Statement of Income for the years ended December 31, 2012 and 2011 for the effect of errors as follows. These restatements had no impact on net interest income, net revenues, net income or shareholders’ equity.

				2012[1]

in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted

Interest income	32,315	(722)	0	31,593

Interest expense	(16,341)	722	0	(15,619)

Commissions and fee income	11,383	0	426	11,809

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	6,034	0	(426)	5,608

[1]

Balances for the year ended December 31, 2012 include the impacts from adoption of IFRS 10 on the Group’s Consolidated Statement of Income as discussed in Note 2 “Recently Adopted and New Accounting Pronouncements”.

				2011

in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted

Interest income	34,878	(512)	0	34,366

Interest expense	(17,433)	512	0	(16,921)

Commissions and fee income	11,544	0	334	11,878

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	3,058	0	(334)	2,724

Interest Income and Expense for Securities Borrowed and Securities Loaned – Retrospective adjustments were made to restate interest income and expense to more accurately reflect the fees paid/received on securities borrowed/securities loaned transactions. The adjustment resulted in decreases in both interest income and expense but did not have any impact on net interest income, net income or shareholders’ equity.

Advisory Fees – Retrospective adjustments were made to reclassify advisory fees from Net gains (losses) on financial assets held at fair value through profit or loss to Commissions and fee income to reflect their nature as service based activity in line with the Group’s accounting policies. The reclassification did not have any impact on net revenues, net income or shareholders’ equity.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. The Group’s significant accounting policies are described in “Significant Accounting Policies”.

Deutsche Bank	2 – Consolidated Financial Statements	291
Financial Report 2013	Notes to the Consolidated Financial Statements 1 – Significant Accounting Policies and Critical Accounting Estimates

Certain of the Group’s accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates:

—	the impairment of associates (see “Associates” below)
—	the impairment of financial assets available for sale (see “Financial Assets and Liabilities – Financial Assets Classified as Available for Sale” below)
—	the determination of fair value (see “Financial Assets and Liabilities – Determination of Fair Value” below)
—	the recognition of trade date profit (see “Financial Assets and Liabilities – Recognition of Trade Date Profit” below)
—	the impairment of loans and provisions for off-balance sheet positions (see “Impairment of Loans and Provision for Off-balance Sheet Positions” below)
—	the impairment of goodwill and other intangibles (see “Goodwill and Other Intangible Assets” below)
—	the recognition and measurement of deferred tax assets (see “Income Taxes” below)
—	the accounting for legal and regulatory contingencies and uncertain tax positions (see “Provisions” below)

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2011, 2012 and 2013.

Principles of Consolidation

The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit.

Subsidiaries

The Group’s subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group’s ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

The Group sponsors the formation of structured entities and interacts with structured entities sponsored by third parties for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

—	the purpose and design of the entity
—	the relevant activities and how these are determined
—	whether the Group’s rights result in the ability to direct the relevant activities
—	whether the Group has exposure or rights to variable returns
—	whether the Group has the ability to use its power to affect the amount of its returns

Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities, as indicated by one or more of the following factors:

—	Another investor has the power over more than half of the voting rights by virtue of an agreement with the Group; or

Deutsche Bank	2 – Consolidated Financial Statements	292
Financial Report 2013	Notes to the Consolidated Financial Statements 1 – Significant Accounting Policies and Critical Accounting Estimates

—	Another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement; or
—	Another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body; or
—	Another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of that entity is by this board or body.

Potential voting rights that are deemed to be substantive are also considered when assessing control.

Likewise, the Group also assesses existence of control where it does not control the majority of the voting power but has the practical ability to unilaterally direct the relevant activities. This may arise in circumstances where the size and dispersion of holdings of the shareholders give the Group the power to direct the activities of the investee.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

The Group reassesses the consolidation status at least at every quarterly reporting date. Therefore, any changes in the structure leading to a change in one or more of the control factors, require reassessment when they occur. This includes changes in decision making rights, changes in contractual arrangements, changes in the financing, ownership or capital structure as well as changes following a trigger event which was anticipated in the original documentation.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation.

Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as noncontrolling interests. Profit or loss attributable to noncontrolling interests are reported separately in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income.

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary (including any components in accumulated other comprehensive income attributable to them), c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the Consolidated Statement of Income or transferred directly to retained earnings if required by other IFRSs.

Associates

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

Deutsche Bank	2 – Consolidated Financial Statements	293
Financial Report 2013	Notes to the Consolidated Financial Statements 1 – Significant Accounting Policies and Critical Accounting Estimates

Investments in associates are accounted for under the equity method of accounting. The Group’s share of the results of associates is adjusted to conform to the accounting policies of the Group and are reported in the Consolidated Statement of Income as Net income (loss) from equity method investments. The Group’s share in the associate’s profits and losses resulting from intercompany sales is eliminated on consolidation.

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

At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate are accounted for on the same basis as would have been required if the investee had directly disposed of the related assets or liabilities.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate is impaired. If there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment’s recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount.

Critical Accounting Estimates: As the assessment of whether there is objective evidence of impairment may require significant management judgement and the estimates for impairment could change from period to period based on future events that may or may not occur, the Group considers this to be a critical accounting estimate.

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

Deutsche Bank	2 – Consolidated Financial Statements	294
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interests is recognized in noncontrolling interests.

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

Interest, Commissions and Fees

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

Once an impairment loss has been recognized on a loan or available for sale debt instruments, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt instrument is impaired as impairment is measured to fair value and would be based on a current market rate.

Commissions and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized,

Deutsche Bank	2 – Consolidated Financial Statements	295
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	296
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Loan Commitments

Certain loan commitments are classified as derivatives held for trading or designated at fair value through profit or loss under the fair value option. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion “Impairment of Loans and Provision for Off-Balance sheet positions”, these off-balance sheet loan commitments are assessed for impairment individually and where appropriate, collectively.

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

Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price representing the fair value, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost basis. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled “Impairment of Loans and Provision for Off-Balance Sheet

Deutsche Bank	2 – Consolidated Financial Statements	297
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

Positions”. If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the Consolidated Statement of Income. Releases of such loan loss allowances established after their initial recognition are included in the provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

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

If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This impairment loss for the period is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

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

Critical Accounting Estimates: Because the assessment of objective evidence of impairment require significant management judgement and the estimate of impairment could change from period to period based upon future events that may or may not occur, the Group considers the impairment of Financial Assets classified as Available for Sale to be a critical accounting estimate. For additional information see Note 7 “Net Gains (Losses) on Financial Assets Available for Sale”.

Deutsche Bank	2 – Consolidated Financial Statements	298
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Offsetting of Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business and in the event of default of the counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated Balance Sheet, the associated income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

The majority of the offsetting applied by the Group relates to derivatives and repurchase and reverse repurchase agreements, which are cleared through central clearing parties such as the London Clearing House and

Deutsche Bank	2 – Consolidated Financial Statements	299
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

for which the Group has the right to set off and intent to settle on a net basis or to realize an asset and settle a liability simultaneously. For further information please refer to Note 18 “Offsetting Financial Assets and Financial Liabilities”.

Determination of Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:

—	The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks), in accordance with a documented risk management strategy,
—	the fair values are provided to key management personnel, and
—	the financial assets and liabilities are measured at fair value through profit or loss.

This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Critical Accounting Estimates: The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation control groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are less liquid or less observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modelling techniques. In particular, where data are obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. Where no market data are available for a particular instrument then pricing inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions, and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to decide what point within the range of estimates appropriately represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management

Deutsche Bank	2 – Consolidated Financial Statements	300
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

For further discussion of the valuation methods and controls and quantitative disclosures with respect to the determination of fair value, please refer to Note 14 “Financial Instruments carried at Fair Value” and Note 15 “Fair Value of Financial Instruments not carried at Fair Value”.

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

Critical Accounting Estimates: Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred, the decision to subsequently recognise the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

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

Deutsche Bank	2 – Consolidated Financial Statements	301
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	302
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

The collective assessment of impairment is to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Deutsche Bank	2 – Consolidated Financial Statements	303
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Subsequent recoveries, if any, are credited to the allowance account and are recorded in the Consolidated Statement of Income as a component of the provision for credit losses.

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

Critical Accounting Estimates: The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group’s results of operations.

In assessing assets for impairments, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.

For those loans which are deemed to be individually significant, the determination of the impairment allowance often requires the use of considerable judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market.

Deutsche Bank	2 – Consolidated Financial Statements	304
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

The determination of the allowance for portfolios of loans of smaller balance homogenous loans and for those loans which are individually significant but for which no objective evidence of impairment exists is calculated using statistical models. Such statistical models incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates and judgments concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review.

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

If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified (due to forbearance measures or otherwise), the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the Consolidated Statement of Income.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to a structured entity, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the “Financial Assets and Liabilities” section. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the “Derivatives and Hedge Accounting” section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Deutsche Bank	2 – Consolidated Financial Statements	305
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as “retained interests”). Provided the Group’s retained interests do not result in consolidation of a structured entity, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, the fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment must be used to determine fair value. The Group may also periodically hold interests in securitized financial assets and record them at amortized cost.

In situations where the Group has a present obligation (either legal or constructive) to provide financial support to an unconsolidated securitization entity a provision will be created if the obligation can be reliably measured and it is probable that there will be an outflow of economic resources required to settle it.

When an asset is derecognized a gain or loss equal to the difference between the consideration received and the carrying amount of the transferred asset is recorded. When a part of an asset is derecognized, gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Income.

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

Deutsche Bank	2 – Consolidated Financial Statements	306
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively, in the Consolidated Balance Sheet.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the Consolidated Statement of Income in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the Consolidated Balance Sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated Balance Sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the Consolidated Balance Sheet.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree is measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets (this is determined for each business combination).

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

Deutsche Bank	2 – Consolidated Financial Statements	307
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Critical Accounting Estimates: The determination of the recoverable amount in the impairment assessment of non financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.

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

Critical Accounting Estimates: The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” or IAS 12, “Income Taxes”, respectively. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.

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

Deutsche Bank	2 – Consolidated Financial Statements	308
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 29 “Provisions” for information on the Group’s judicial, regulatory and arbitration proceedings.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are recognized either in other comprehensive income or directly in equity if the tax relates to items that are recognized either in other comprehensive income or directly in equity.

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

Deferred tax related to fair value re-measurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying transaction or event to which the deferred tax relates is recognized in the consolidated statement of income.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. The associated current and deferred tax consequences are recognized as income or expense in the consolidated statement of income for the period. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity.

The Group’s insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on its policyholder’s investment returns (policyholder tax). This tax is included in the Group’s income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group’s liability to the policyholder.

Deutsche Bank	2 – Consolidated Financial Statements	309
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

Critical Accounting Estimates: In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

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

For further information on the Group’s deferred taxes (including quantitative disclosures on recognized deferred tax assets) see Note 36 “Income Taxes”.

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

In business combinations achieved in stages (“step acquisitions”), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be recognized on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group’s shareholders’ equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital (“APIC”).

Non-Current Assets Held for Sale

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

Deutsche Bank	2 – Consolidated Financial Statements	310
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	311
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in other comprehensive income and presented in equity in the period in which they occur. The majority of the Group’s benefit plans is funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income and presented in equity.

Refer to Note 35 “Employee Benefits” for further information on the accounting for pension benefits and other post-employment benefits.

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

Deutsche Bank	2 – Consolidated Financial Statements	312
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception, the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as an obligation to purchase common shares.

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

Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

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

Deutsche Bank	2 – Consolidated Financial Statements	313
Financial Report 2013	Notes to the Consolidated Financial Statements
	1 – Significant Accounting Policies and Critical Accounting Estimates

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

Financial assets held to back annuity contracts have been classified as AFS. Financial assets held for other insurance and investment contracts have been designated at fair value through profit or loss under the fair value option.

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

Deutsche Bank	2 – Consolidated Financial Statements	314
Financial Report 2013	Notes to the Consolidated Financial Statements
	2 – Recently Adopted and New Accounting Pronouncements

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

2 –

Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2013 in the preparation of these consolidated financial statements.

IAS 1

On January 1, 2013, the Group adopted the amendments to IAS 1, “Presentation of Financial Statements” which require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The adoption of the amendments did not have a material impact on presentation of other comprehensive income in the Group’s consolidated financial statements.

IAS 19

On January 1, 2013, the Group adopted IAS 19R, “Employee Benefits” which introduces the net interest approach which is based on the discount rate used to measure the defined benefit obligation multiplied with the net defined benefit asset/liability recognized on the balance sheet, both as determined at the start of the reporting period and adjusted for expected changes in the net defined benefit asset/liability due to contributions and

Deutsche Bank	2 – Consolidated Financial Statements	315
Financial Report 2013	Notes to the Consolidated Financial Statements
	2 – Recently Adopted and New Accounting Pronouncements

benefit payments during the year. This measure of net interest cost replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The standard also requires immediate recognition of remeasurement effects associated with all post-employment benefits through other comprehensive income such as actuarial gains and losses and any deviations between the actual return on plan assets and the return implied by the net interest cost, which is already consistent with the Group’s previous accounting policy. In addition, IAS 19R requires immediate recognition of any past service cost and enhances the disclosure requirements for defined benefit plans. For 2012 and 2011, the adoption of the net interest approach resulted in a reduction of the expenses for defined benefit plans and consequently increased actuarial losses recognized in other comprehensive income by € 36 million and € 34 million, respectively, so that the impact on total comprehensive income and total shareholders’ equity was neutral.

IAS 36

In December 2013, the Group early adopted IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36)” which addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The adoption of the amendments only had an impact on the disclosures of the Group.

IAS 39

In December 2013, the Group early adopted IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)” which allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

IFRS 7

On January 1, 2013, the Group adopted the amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments were effective for annual and interim periods beginning on or after January 1, 2013. The adoption of the amendments only had an impact on the disclosures of the Group. The Group has provided the extended disclosures in Note 18 “Offsetting Financial Assets and Financial Liabilities”.

IFRS 10, IFRS 11, IAS 27 and IAS 28

On January 1, 2013, the Group adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, a revised version of IAS 27, “Separate Financial Statements”, and a revised version of IAS 28, “Investments in Associates and Joint Ventures” which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The Group also adopted the amendments to the transition guidance for IFRS 10 and IFRS 11. The Group recorded a cumulative charge to total equity as at January 1, 2012 of € 195 million, net of tax, for the initial adoption of these standards. Comparative information for 2011 has not been restated.

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

IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use

Deutsche Bank	2 – Consolidated Financial Statements	316
Financial Report 2013	Notes to the Consolidated Financial Statements
	2 – Recently Adopted and New Accounting Pronouncements

of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which had not been applied by the Group. The adoption of IFRS 11 did not have an impact on the consolidated financial statements.

The following tables reflect the incremental impacts of the adoption of IFRS 10 on the Group’s consolidated balance sheet and consolidated statement of income as at and for the year ended December 31, 2012 respectively. The Group deems the impact of IFRS 10 to be immaterial to the consolidated financial statements.

in € m.	Dec 31, 2012
Assets

Interest-earning deposits with banks	1,088

Financial assets at fair value through profit or loss	8,958

Loans	94

Other assets	(189)

Total assets	9,951

Liabilities

Financial liabilities at fair value through profit or loss	675

Other short-term borrowings	601

Long-term debt	(772)

Other liabilities	9,628

Total liabilities	10,132

Equity

Total shareholders’ equity	(14)

Noncontrolling interests	(168)

Total equity	(182)

in € m.	2012
Net interest income	83

Net gains (losses) on financial assets/liabilities at fair value through profit and loss	435

Commissions and fee income	(127)

Other income (loss)	(397)

Income before income taxes	(6)

Income tax expense (benefit)	(3)

Net income	(3)

The majority of the impacts above arose from the consolidation of certain funds where the Group provides guarantee protection to third parties over the fund’s assets. Under IFRS 10 the Group was deemed to have power over the funds as it acts as investment manager and cannot be removed, has variable returns through significant unit holdings and/or the guarantee, and is able to influence the returns of the funds through its power.

IFRS 12

IFRS 12, “Disclosure of Interests in Other Entities (including amendments to the transition guidance for IFRS 10-12 issued in June 2012)” which requires annual disclosures of the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities became effective for annual periods beginning on or after January 1, 2013. The adoption of the standard in the 2013 year-end financial statements only had an impact on the disclosures of the Group. The Group has provided the disclosures as required by IFRS 12 in Note 17 “Equity Method Investments”, Note 39 “Information on Subsidiaries” and Note 40 “Unconsolidated Structured Entities”.

IFRS 13

On January 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. As such it permits an exception, through an accounting policy election, to measure the fair value of a

Deutsche Bank	2 – Consolidated Financial Statements	317
Financial Report 2013	Notes to the Consolidated Financial Statements
	2 – Recently Adopted and New Accounting Pronouncements

portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. The Group has elected to measure certain portfolios of financial instruments, such as derivatives, that meet those criteria on the basis of the net open risk position. IFRS 13 also introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in Note 14 “Financial Instruments carried at Fair Value” and Note 15 “Fair Value of Financial Instruments not carried at Fair Value”.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments became effective for annual periods beginning on or after January 1, 2013. The adoption of the standards in the 2013 year-end financial statements did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2013 and therefore have not been applied in preparing these financial statements.

IAS 32

IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32R”) amends the requirements for offsetting financial instruments. IAS 32R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014. IAS 32R is not expected to have a material impact on the Group’s consolidated financial statements and has been endorsed by the EU.

IFRIC 21

IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, clarifies that an entity recognises a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation will become effective for the Group on January 1, 2014. IFRIC 21 is not expected to have a material impact on the Group’s consolidated financial statements. IFRIC 21 has yet to be endorsed by the EU.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRS 9 (2009), IFRS 9 (2010) and IFRS 9 (Hedge Accounting)

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

Deutsche Bank	2 – Consolidated Financial Statements	318
Financial Report 2013	Notes to the Consolidated Financial Statements
	3 – Acquisitions and Dispositions

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

IFRS 9 (2010) was further amended in November 2013 to allow the adoption of the guidance for the presentation of gains and losses on fair value changes in own credit arising from financial liabilities designated at fair value through profit and loss without applying the other requirements in the standard.

IFRS 9 (Hedge Accounting) – In November 2013, the IASB finalized new hedge accounting guidelines, as well as additional disclosures about risk management activities for entities that apply hedge accounting. These changes were developed to enable entities to better reflect their risk management activities in their financial statements. The changes also aim to simplify existing guidelines, in response to concerns raised by users of the financial statements about the perceived excessive complexity of the current hedge accounting guidelines.

The effective dates of IFRS 9 (2009), IFRS 9 (2010) and IFRS 9 (Hedge Accounting) have not been finalized. However, they are not expected to apply for annual periods starting earlier than January 1, 2017. While approved by the IASB, the above named standards have yet to be endorsed by the EU.

3 –

Acquisitions and Dispositions

Business Combinations completed in 2013

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). The preliminary purchase price paid for the step-acquisition amounted to € 36 million and was fully paid for in cash. It consists of a base component of € 41 million, subject to certain adjustments, which resulted in an initial purchase price reduction of € 5 million as of December 31, 2013. The purchase price is expected to be finalized in the first quarter 2014. The agreement between Deutsche Bank and the seller, Xchanging plc. (“Xchanging”), was signed in May 2013. As the required approvals have been obtained, including those from regulatory authorities and the shareholders of Xchanging, the change of control to Deutsche Bank became effective on September 1, 2013 (the acquisition date). On closing the transaction, Deutsche Bank gained full ownership and operating control over XTB. The transaction is intended to contribute to Deutsche Bank’s Strategy 2015+ to improve operating efficiency and to reduce process duplication, complexity and costs.

Xetb was established as a joint venture with Xchanging in 2004 and is the holding company of XTB, the Group’s former wholly-owned subsidiary european transaction bank ag (“etb”). XTB provides services in relation to the securities processing business for Deutsche Bank as well as for external clients. The acquired entities were integrated into Deutsche Bank’s infrastructure operations. Prior to obtaining control over XTB, the Group directly held 49 % of the shares in Xetb, giving it the ability to significantly influence the investee’s financial and operating policies. Accordingly and up until closing date, XetB, including its subsidiary XTB, had been accounted for using the equity method. The acquisition-date fair value of the equity interest in the acquiree amounted to € 21 million. The remeasurement to fair value did not result in any gain or loss.

Deutsche Bank	2 – Consolidated Financial Statements	319
Financial Report 2013	Notes to the Consolidated Financial Statements
	3 – Acquisitions and Dispositions

As of reporting date, the acquisition accounting for the business combination has not yet been completed. Accordingly, the opening balance sheet is still subject to finalization. In addition, the determination of the total consideration and its allocation to assets acquired and liabilities assumed has not yet been concluded. As of December 31, 2013, the preliminary amount of goodwill originating from the transaction amounted to € 37 million and is based on the synergies expected from inhousing the securities settlement business. The goodwill, which is not deductible for tax purposes, has been allocated to PBC (€ 24 million), GTB (€ 6 million), CB&S (€ 5 million) and DeAWM (€ 2 million).

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Cash consideration transferred	36

Fair value of pre-existing stakes	21

Deduction for settlement of pre-existing relationship	8

Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	49

Recognized amounts of identifiable assets acquired and liabilities assumed: [1]

Cash and cash equivalents	6

Financial assets available for sale	24

Intangible assets	6

All other assets	31

Provisions	22

All other liabilities	34

Total identifiable net assets	12

Goodwill	37

Total identifiable net assets and goodwill acquired	49

1   By major class of assets acquired and liabilities assumed.

Prior to the acquisition, Deutsche Bank and XTB were parties in a joint service contract arrangement for the provision of securities processing services to Deutsche Bank. The service arrangement has been identified as a pre-existing relationship, which is accounted for separately from the aforementioned purchase transaction. The service contract, which would have expired in May 2016, was terminated in connection with the closing of the transaction. The settlement amount attributable to the service contract was determined using a discounted cash flow approach. Its recognition resulted in a loss of € 8 million, which was recorded in general and administrative expenses in the Group’s income statement for 2013.

As of December 31, 2013, acquisition-related costs borne by the Group amounted to € 1 million, which were recorded in general and administrative expenses in the Group’s income statement.

Following its consolidation on September 1, 2013, XTB contributed net revenues and a net income (loss) after tax of € 4 million and € (29) million, respectively, to the Group’s income statement for 2013. If consolidation had been effective as of January 1, 2013, XTB’s pro forma contribution to the Group’s net revenues and net income (loss) after tax for 2013 would have been € 14 million and € (83) million, respectively. These results should be seen in conjunction with XTB’s core business in which it is providing significant service volumes to the Group.

Business Combinations completed in 2012

In 2012, the Group did not undertake any acquisitions accounted for as business combinations.

Deutsche Bank	2 – Consolidated Financial Statements	320
Financial Report 2013	Notes to the Consolidated Financial Statements
	3 – Acquisitions and Dispositions

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

Among these transactions was the step-acquisition of the outstanding interests in Deutsche UFG Capital Management (“DUCM”), one of Russia’s largest independent asset management companies. The transaction closed on November 11, 2011, following the exercise of a purchase option on the remaining 60 % stake. DUCM was allocated to Deutsche Asset & Wealth Management (DeAWM).

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

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2013 and 2012, the Group completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IFRS 10, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the Group’s income statement. The total consideration transferred in 2013 and 2012 on these transactions amounted to € 11 million and € 1,371 million, respectively. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group’s interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders’ equity.

The following table summarizes the aggregated effect of changes in the Group’s ownership interests recorded for these subsidiaries during 2012 and 2013. Ownership changes during this period mainly related to the consolidated interest in Postbank. Subsequent to the step-acquisition in December 2010, the Group had raised its direct shareholdings in Postbank through the conversion of the MEB and the exercise of the put and call options on Postbank shares in February 2012 as well as through additional shares purchased in the market. In concluding the domination agreement in the second quarter 2012, Deutsche Bank had derecognized from the Group’s total equity the remaining noncontrolling interest of € 248 million in Postbank as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Through

Deutsche Bank	2 – Consolidated Financial Statements	321
Financial Report 2013	Notes to the Consolidated Financial Statements
	4 – Business Segments and Related Information

December 31, 2013, a total of 490,246 Postbank shares (equal to approximately 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank under the domination agreement, thereby increasing the Group’s direct shareholding to approximately 94.1%.

in € m.	2013	2012
Deutsche Bank’s ownership interests as of beginning of the period	24	4,448

Net increase in Deutsche Bank’s ownership interests	7	753

Deutsche Bank’s share of net income or loss	1	803

Deutsche Bank’s share of other comprehensive income	(4)	1,030

Deutsche Bank’s share of other equity changes	(1)	(207)

Deutsche Bank’s ownership interests at the end of the period	27	6,827

Dispositions

During 2013, 2012 and 2011, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included several businesses the Group had previously classified as held for sale. The total cash consideration received for these dispositions in 2013, 2012 and 2011 was € 57 million, € 99 million and € 368 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2013	2012	2011
Cash and cash equivalents	156	0	21
All remaining assets	33	1,937	1,383

Total assets disposed	189	1,937	1,404

Total liabilities disposed	196	1,592	1,039

Also included in these dispositions were several divestitures in which the Group retained noncontrolling interests in the former subsidiaries. None of these disposal transactions were individually significant. The interests retained in the former subsidiaries were recognized initially at fair value as of the date when control was lost, on which date these interests were subsequently accounted for under the equity method. There was no gain or loss recognized on these dispositions.

4 –

Business Segments and Related Information

The Group’s segmental information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s business segments represent the Group’s organizational structure comprising five Corporate Divisions; Corporate Banking & Securities (CB&S), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (DeAWM), Private & Business Clients (PBC) and Non-Core Operations Unit (NCOU). For further detail on the five business segments please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions” of the Financial Report.

In 2013 DeAWM revised their revenue disclosure categories. The new revenue disclosure segregates revenues by their character and type to allow distinction into Recurring and Non-recurring components, Net interest revenues and Revenues from other products. The new disclosure is more aligned with the market convention, adds transparency and allows for more coherent analysis of the business. Prior periods were restated to reflect these changes.

Deutsche Bank	2 – Consolidated Financial Statements	322
Financial Report 2013	Notes to the Consolidated Financial Statements
	4 – Business Segments and Related Information

PBC has decided to rename its business units to better reflect its market approach. Advisory Banking Germany is now labelled as Private & Commercial Banking, which comprises former Advisory Banking Germany and the recently established joint venture between the Corporate Divisions PBC and GTB. Consumer Banking Germany is re-named as Postbank, while Advisory Banking International’s name remains unchanged. The former revenue category “Deposits & Payment Services” has been split into “Deposits” and “Payments, Cards & Accounts” while revenue categories “Advisory/Brokerage” and “Discretionary Portfolio Management / Fund Management” have been merged into “Investment & Insurance Products”. Prior periods were restated to reflect these changes.

In September 2012, following a strategic review, the Bank announced changes to the composition of its business segments. Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as exchange traded funds (“ETF’s”), was transferred from CB&S to the newly integrated DeAWM. Additionally, a NCOU was set up which represents a distinct corporate division besides CB&S, GTB, DeAWM and PBC and into which non-core assets, liabilities and businesses from CB&S, DeAWM and PBC, and the entirety of the former CI Group Division, have been assigned. Following further integration of CB&S and GTB activities, a refinement was made to the allocation of coverage costs between both corporate divisions. Prior periods were restated to reflect these changes.

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

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

—	In 2013, the long-term cash lending portfolio of German MidCap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB.
—	Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as ETF’s, was transferred from CB&S to the newly integrated DeAWM.
—	Following further integration of CB&S and GTB activities, a refinement was made effective in the fourth quarter 2012 to the allocation of coverage costs between both corporate divisions.
—	Effective August 15, 2012, Postbank’s Asset Management activities were sold to DWS Group and therefore transferred from the Corporate Division PBC to the Corporate Division DeAWM.
—

Effective January 1, 2011, BHF-BANK was transferred from the former Business Division PWM within the Corporate Division DeAWM back to the former Group Division CI. In the second quarter 2010, the BHF-BANK operations had been transferred from the former Group Division CI to the former Business Division PWM.

—	Effective January 1, 2011, the exposure in Actavis Group was transferred from the Corporate Division CB&S to the former Group Division CI.
—

During the third quarter 2011, the former Capital Markets Sales business unit within the Corporate Division GTB was transferred to the Corporate Division CB&S. In addition, a portfolio consisting of short-term lending transactions with German mid-cap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB in order to leverage the adjacencies between the cash management, trade financing and short-term lending activities with these clients.

Deutsche Bank	2 – Consolidated Financial Statements	323
Financial Report 2013	Notes to the Consolidated Financial Statements
	4 – Business Segments and Related Information

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions: Consolidation & Adjustments. The information provided about each segment is based on the internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker.

Non-IFRS compliant accounting methods are rarely used in the Group’s management reporting and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in C&A) and a component of net income appropriation under IFRS.

Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments. In 2012, the Group ceased to disclose a split of the net revenues between revenues from external customers and intersegment revenues, which was previously presented in the section “Segmental Results of Operations”, as this information is not provided to and not reviewed by the chief operating decision maker within the internal management reporting. The change in approach has also been reflected in the information for the comparative year 2011 and is continued to be applied in 2013.

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

When implementing the changes to the Group’s business segments in the fourth quarter 2012, a review of the information provided to and reviewed by the chief operating decision maker was conducted. Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances. This consolidated view is deemed more appropriate, especially for the NCOU, as it improves external transparency on the Group’s non-core positions (i.e., assets) and on progress of targeted de-risking activities. The presentation of segment assets in this note has been changed accordingly in 2012 and is continued to be applied in 2013. Segment assets for the comparative years 2011 were restated.

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

Deutsche Bank	2 – Consolidated Financial Statements	324
Financial Report 2013	Notes to the Consolidated Financial Statements
	4 – Business Segments and Related Information

Average Active Equity: The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals (i.e., accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity). Prior periods for 2013 and 2012 have been adjusted accordingly.

— The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. The figures for 2012 were adjusted to reflect this effect. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

— Return on Average Active Equity in % is defined as income (loss) before income taxes less pre-tax noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations”.

Deutsche Bank	2 – Consolidated Financial Statements	325
Financial Report 2013	Notes to the Consolidated Financial Statements
	4 – Business Segments and Related Information

Entity-Wide Disclosures

The Group’s Entity-Wide Disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the Bank’s management approach. For detail on our Net Revenue Components please see “Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions”.

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2013, 2012 and 2011, respectively. The information presented for CB&S, GTB, DeAWM, PBC and NCOU has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

in € m.	2013	2012	2011
Germany:
CB&S	1,008	1,370	1,248
GTB	1,348	1,364	1,317
DeAWM	1,193	1,157	1,181
PBC	7,723	7,559	8,519
NCOU	365	1,016	520

Total Germany	11,637	12,466	12,785

UK:
CB&S	4,085	4,652	4,367
GTB	291	318	264
DeAWM	983	398	1,246
PBC	0	0	0
NCOU	(109)	(533)	(318)

Total UK	5,250	4,836	5,559

Rest of Europe, Middle East and Africa:
CB&S	884	1,095	940
GTB	983	1,165	1,100
DeAWM	894	823	824
PBC	1,812	1,949	1,851
NCOU	(31)	110	194

Total Rest of Europe, Middle East and Africa	4,543	5,142	4,909

Americas (primarily United States):
CB&S	4,867	5,656	4,694
GTB	833	771	642
DeAWM	1,173	1,667	622
PBC	(21)	0	0
NCOU	708	484	444

Total Americas	7,561	8,578	6,402

Asia/Pacific:
CB&S	2,778	2,675	2,650
GTB	614	581	493
DeAWM	491	424	405
PBC	36	32	27
NCOU	(65)	(23)	37

Total Asia/Pacific	3,854	3,689	3,611

Consolidation & Adjustments	(929)	(975)	(39)

Consolidated net revenues[1]	31,915	33,736	33,228

[1]

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

Deutsche Bank	2 – Consolidated Financial Statements	326
Financial Report 2013	Notes to the Consolidated Income Statement
	5 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Notes to the Consolidated Income Statement

5 –

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2013	2012	2011
Interest and similar income:
Interest-earning deposits with banks	759	928	794
Central bank funds sold and securities purchased under resale agreements	412	762	977
Securities borrowed[1]	(375)	(519)	(358)
Interest income on financial assets available for sale	1,312	1,449	935
Dividend income on financial assets available for sale	81	141	148
Loans	11,941	13,658	14,914
Other	741	986	1,579

Total Interest and similar income not at fair value through profit or loss	14,872	17,404	18,990

Financial assets at fair value through profit or loss	10,729	14,189	15,376

Total interest and similar income[1]	25,601	31,593	34,366

Interest expense:
Interest-bearing deposits[2]	3,360	4,946	5,958
Central bank funds purchased and securities sold under repurchase agreements	186	315	426
Securities loaned[1]	(216)	(301)	(169)
Other short-term borrowings	285	342	479
Long-term debt[2]	1,568	2,686	2,656
Trust preferred securities	849	842	813
Other	200	140	243

Total Interest expense not at fair value through profit or loss	6,232	8,971	10,406

Financial liabilities at fair value through profit or loss	4,535	6,648	6,515

Total interest expense[1]	10,768	15,619	16,921

Net interest income	14,834	15,975	17,445

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	For 2012 and 2011, interest expense of € 780 million and € 821 million, respectively, was reclassified from interest-bearing deposits to long-term debt.

Interest income recorded on impaired financial assets was € 76 million, € 100 million and € 83 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	327
Financial Report 2013	Notes to the Consolidated Income Statement
	5 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2013	2012	2011
Trading income:
Sales & Trading (equity)	1,573	1,594	(1,404)
Sales & Trading (debt and other products)	2,465	4,810	4,389
Total Sales & Trading	4,039	6,404	2,985
Other trading income	(377)	(1,205)	(847)

Total trading income[1]	3,662	5,199	2,138

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	31	14	(20)
Securities borrowed/loaned	0	(1)	0
Loans and loan commitments	(46)	739	(894)
Deposits	73	(56)	(368)
Long-term debt[2]	133	(328)	1,772
Other financial assets/liabilities designated at fair value through profit or loss	(35)	41	96

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	155	409	586

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,817	5,608	2,724

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]

Includes € (86) million, € (94) million and € (68) million from securitization structures for the years ended December 31, 2013, 2012 and 2011, respectively. Prior period comparatives were restated. Fair value movements on related instruments of € 390 million, € 358 million and € (60) million for December 31, 2013, 2012 and 2011, respectively, are reported within trading income. Prior period comparatives were restated. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2013	2012	2011
Net interest income	14,834	15,975	17,445

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,817	5,608	2,724

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,651	21,583	20,169

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:
Sales & Trading (equity)	2,129	1,732	1,504
Sales & Trading (debt and other products)	6,230	8,226	8,121
Total Sales & Trading	8,359	9,958	9,625
Loan products[1]	599	182	185
Remaining products[2]	72	589	199

Corporate Banking & Securities	9,030	10,729	10,010

Global Transaction Banking	1,984	2,016	1,996

Deutsche Asset & Wealth Management	1,568	1,974	991

Private & Business Clients	5,966	6,220	6,625

Non-Core Operations Unit	83	275	588

Consolidation & Adjustments	19	369	(42)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,651	21,583	20,169

[1]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically drive income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within CB&S.

Deutsche Bank	2 – Consolidated Financial Statements	328
Financial Report 2013	Notes to the Consolidated Income Statement
	8 – Other Income

6 –

Commissions and Fee Income

in € m.	2013	2012[2]	2011
Commission and fee income and expense:

Commission and fee income[1]	15,252	14,575	14,744
Commission and fee expense	2,943	2,766	2,865

Net commissions and fee income	12,308	11,809	11,878

in € m.	2013	2012	2011
Net commissions and fee income:

Net commissions and fees from fiduciary activities	3,646	3,298	3,458
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities[1]	3,920	3,845	4,000
Net fees for other customer services	4,742	4,667	4,421

Net commissions and fee income	12,308	11,809	11,878

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	Commission and fee income and expense were grossed-up by € 316 million, each.

7 –

Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2013	2012	2011
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	321	65	(223)
Net gains (losses) from disposal	319	116	285
Impairments	2	(51)	(508)	[1]

Net gains (losses) on equity securities:	77	206	289
Net gains (losses) from disposal/remeasurement	92	306	383
Impairments	(15)	(100)	(94)

Net gains (losses) on loans:	6	55	17
Net gains (losses) from disposal	33	63	24
Impairments	(27)	(8)	(7)
Reversal of impairments	0	0	0

Net gains (losses) on other equity interests:	(12)	(25)	39
Net gains (losses) from disposal	9	(24)	56
Impairments	(21)	(1)	(17)

Total net gains (losses) on financial assets available for sale	394	301	123

[1]	Includes impairments of € (527) million on Greek government bonds, partly offset by reversals of impairments on debt securities recorded in prior periods.

Please refer also to Note 16 “Financial Assets Available for Sale” of this report.

8 –

Other Income

in € m.	2013	2012	2011
Other income:

Net income from investment properties	23	(23)	33
Net gains (losses) on disposal of investment properties	(3)	31	14
Net gains (losses) on disposal of consolidated subsidiaries	4	41	39
Net gains (losses) on disposal of loans	288	4	(22)
Insurance premiums[1]	190	219	214
Net income from derivatives qualifying for hedge accounting[2]	(1,227)	(1,081)	336
Consolidated investments	881	768	570
Remaining other income	37	(78)	138

Total other income (loss)	193	(120)	1,322

[1]	Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.
[2]	The decrease in 2012 compared to 2011 is driven by ineffectiveness related to hedges.

Deutsche Bank	2 – Consolidated Financial Statements	329
Financial Report 2013	Notes to the Consolidated Income Statement
	10 – Restructuring

9 –

General and Administrative Expenses

in € m.	2013	2012	2011
General and administrative expenses:

IT costs	3,074	2,547	2,194
Occupancy, furniture and equipment expenses	2,073	2,115	2,072
Professional service fees	1,804	1,852	1,621
Communication and data services	865	907	849
Travel and representation expenses	441	518	539
Payment, clearing and custodian services	569	609	504
Marketing expenses	314	362	410
Consolidated investments	797	760	652
Other expenses[1]	5,189	5,347	3,816

Total general and administrative expenses	15,126	15,017	12,657

[1]

Includes litigation related expenses of € 3.0 billion in 2013 and € 2.5 billion in 2012. 2011 included specific charges in CB&S (€ 655 million litigation related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim) and the first time consideration of € 247 million for the German and UK bank levies. See Note 29 “Provisions”, for more detail on litigation.

10 –

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4 billion over a three year period starting 2012 with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

As of December 31, 2013 the Group’s Management Board approved seven phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 399 million were recognized during 2013 (2012: € 394 million), thereof € 292 million (2012: € 311 million) for termination benefits relating to the reduction of headcount according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 72 million (2012: € 83 million) was incurred for the acceleration of deferred compensation awards not yet amortized. A further expense of € 35 million (2012: € 0 million) was recognized for contract termination costs, mainly relating to real estate.

Of the total amount of € 399 million (2012: € 394 million), the Corporate Banking & Securities Corporate Division was charged € 147 million (2012: € 246 million), the Deutsche Asset & Wealth Management Corporate Division € 169 million (2012: € 104 million), the Global Transaction Banking Corporate Division € 54 million (2012: € 41 million), the Private & Business Clients Corporate Division € 22 million (2012: € 0 million) and the Non-Core Operations Unit Corporate Division € 7 million (2012: € 3 million) respectively, including allocations from Infrastructure functions.

Provisions for restructuring amounted to € 207 million and € 165 million as of December 31, 2013 and December 31, 2012 respectively. The majority of the current provisions for restructuring are expected to be utilized during 2014.

During 2013, 1,287 full-time equivalent (“FTE”) staff were reduced through restructuring. The FTE reductions were identified within the Corporate Banking & Securities Corporate Division (374 FTE), the Deutsche Asset & Wealth Management Corporate Division (224 FTE), the Global Transaction Banking Corporate Division (172 FTE), the Private & Business Clients Corporate Division (42 FTE) and Infrastructure functions (475 FTE).

Deutsche Bank	2 – Consolidated Financial Statements	330
Financial Report 2013	Notes to the Consolidated Income Statement
	11 – Earnings per Share

11 –

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

Computation of basic and diluted earnings per share

in € m.	2013	2012	2011
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	666	263	4,132

Effect of dilutive securities:
Forwards and options	0	0	0
Convertible debt	0	0	(13)

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	666	263	4,119

Number of shares in m.

Weighted-average shares outstanding – denominator for basic earnings per share	997.4	934.0	928.0

Effect of dilutive securities:
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.0
Convertible debt	0.0	0.0	1.5
Deferred shares	27.8	25.8	27.8
Other (including trading options)	0.0	0.0	0.0

Dilutive potential common shares	27.8	25.8	29.3

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	1,025.2	959.8	957.3

Earnings per share
in €	2013	2012	2011
Basic earnings per share	0.67	0.28	4.45

Diluted earnings per share	0.65	0.27	4.30

Instruments outstanding and not included in the calculation of diluted earnings per share[1]
Number of shares in m.	2013	2012	2011
Forward purchase contracts	0.0	0.0	0.0

Convertible debt	0.0	0.0	0.2

Put options sold	0.0	0.0	0.0

Call options sold	0.0	0.0	0.0

Employee stock compensation options	0.2	0.3	0.3

Deferred shares	0.0	0.0	0.0

[1]	Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Deutsche Bank	2 – Consolidated Financial Statements	331
Financial Report 2013	Notes to the Consolidated Balance Sheet
	12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

Notes to the Consolidated Balance Sheet

12 –

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2013	Dec 31, 2012
Trading assets:
Trading securities	187,554	227,845
Other trading assets[1]	22,516	26,614

Total trading assets	210,070	254,459

Positive market values from derivative financial instruments	504,590	768,353

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	116,764	124,987
Securities borrowed	32,485	28,304
Loans	15,579	18,248
Other financial assets designated at fair value through profit or loss	19,768	15,488

Total financial assets designated at fair value through profit or loss	184,597	187,027

Total financial assets at fair value through profit or loss	899,257	1,209,839

[1]	Includes traded loans of € 17,787 million and € 17,638 million at December 31, 2013 and 2012 respectively.

in € m.	Dec 31, 2013	Dec 31, 2012
Trading liabilities:
Trading securities	54,951	52,722
Other trading liabilities	853	1,678

Total trading liabilities	55,804	54,400

Negative market values from derivative financial instruments	483,428	752,652

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	73,642	82,267
Loan commitments	193	463
Long-term debt	9,342	13,436
Other financial liabilities designated at fair value through profit or loss	6,927	14,243

Total financial liabilities designated at fair value through profit or loss	90,104	110,409

Investment contract liabilities[1]	8,067	7,732

Total financial liabilities at fair value through profit or loss	637,404	925,193

[1]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts”, for more detail on these contracts.

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 165 billion and € 172 billion as of December 31, 2013, and 2012, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

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

Deutsche Bank	2 – Consolidated Financial Statements	332
Financial Report 2013	Notes to the Consolidated Balance Sheet
	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Changes in fair value of loans1 and loan commitments attributable to movements in counterparty credit risk2

	Dec 31, 2013		Dec 31, 2012
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	6,874	26,349	9,210[3]	39,599

Annual change in the fair value reflected in the Statement of Income	43	254	53	710

Cumulative change in the fair value[4]	55	742	1	674

Notional of credit derivatives used to mitigate credit risk	627	13,050	2,212	29,588

Annual change in the fair value reflected in the Statement of Income	(15)	(343)	(65)	(922)

Cumulative change in the fair value[4]	(14)	(574)	(50)	(821)

[1]	Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
[2]	Determined using valuation models that exclude the fair value impact associated with market risk.
[3]	Prior year numbers have been restated (increase of € 6.2 billion to notional value of loans exposed to credit risk).
[4]

Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2013	Dec 31, 2012
Annual change in the fair value reflected in the Statement of Income	85	213

Cumulative change in the fair value	151	79

[1]

The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entity have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds.

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in € m.	Dec 31, 2013	Dec 31, 2012
Including undrawn loan commitments[2]	27,232	41,244

Excluding undrawn loan commitments	927	665

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

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
upper range	13.1%	9.9%
lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank	2 – Consolidated Financial Statements	333
Financial Report 2013	Notes to the Consolidated Balance Sheet
	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2013			Dec 31, 2012
in € m.	Carrying value		Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:
Securitization assets	1,985		1,872	3,599	2,783
Debt securities[1]	1,062		1,068	1,372	1,393
Loans	2,367		2,064	6,233	5,591

Total trading assets reclassified to loans	5,415	[2]	5,004	11,204	9,766

Financial assets available for sale reclassified to loans:
Securitization assets	1,972		1,955	4,501	4,218
Debt securities[1]	1,220		1,284	1,293	1,446

Total financial assets available for sale reclassified to loans	3,192	[3]	3,239	5,794	5,664

Total financial assets reclassified to loans	8,606	[4]	8,243	16,998	15,430

[1]	€ 1.9 billion of US municipal bonds carrying value were incorrectly presented as loans in prior year.
[2]

During 2013 the Group sold assets that were previously classified as trading with a carrying value of € 2.9 billion, including € 1.6 billion of loans, € 0.9 billion of asset-backed securities and € 0.2 billion of mortgage-backed securities.

[3]	During 2013 the Group sold assets that were previously classified as available for sale with a carrying value of € 1.4 billion, including € 1.3 billion of asset-backed securities.
[4]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 34 million and € 209 million as at December 31, 2013 and December 31, 2012 respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the year ended December 31, 2013, the Group sold reclassified assets with a carrying value of € 4.4 billion, resulting in net losses of € 206 million and a further € 130 million relating to impairment losses on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 1.0 billion. A further € 1.4 billion reduction relates to commercial real estate loans where the structured entity borrower has been consolidated under IFRS 10 due to the Group obtaining control during the second and third quarters of 2013. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 1.1 billion.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2013	2012	2011
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	245	38	(11)

Impairment (losses)/Reversal on the reclassified financial assets available for sale which were impaired	9	(29)	(16)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	130	415	133

Pre-tax contribution of all reclassified assets to the income statement
in € m.	2013	2012	2011
Interest income	272	578	691

Provision for credit losses[1]	(348)	(186)	(186)

Other income[2]	(141)	(35)	34

Income before income taxes on reclassified trading assets	(217)	357	539

Interest income	96	139	153

Provision for credit losses[3]	(25)	(228)	(1)

Other income[2]	(66)	(58)	0

Income before income taxes on reclassified financial assets available for sale	5	(147)	152

[1]	Increase in 2013 driven by impairments of € 113 million on a single Commercial Real Estate position which was sold in the period where the expectation of full recovery had reduced during the year.
[2]	Relates to gains and losses from the sale of reclassified assets.
[3]

Significant impairments taken in 2012 on two securitization positions; one due to financial difficulty trigger event in 2012 and another driven by downward revision in cash flows on a previously impaired position.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including

Deutsche Bank	2 – Consolidated Financial Statements	334
Financial Report 2013	Notes to the Consolidated Balance Sheet
	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassified in 2008 and 2009

	Dec 31, 2013			Dec 31, 2012
in € m.	Carrying value (CV)	Fair value (FV)	CV - FV difference	Carrying value (CV)	Fair value (FV)	CV - FV difference
Securitization assets and debt securities reclassified:
US municipal bonds	2,155	2,232	(77)	2,431	2,647	(216)
Student loans ABS	1,263	1,305	(42)	1,939	1,693	246
CDO/CLO	979	938	41	3,083	2,765	318
Covered bond	885	788	97	994	722	272
Commercial mortgages securities	281	260	21	923	702	221
Residential mortgages ABS	74	71	3	151	120	31
Other[1]	602	585	17	1,244	1,190	54

Total securitization assets and debt securities reclassified	6,239	6,179	60	10,765	9,839	926

Loans reclassified:
Commercial mortgages	1,463	1,428	35	4,773	4,430	343
Residential mortgages	844	598	246	918	662	256
Other	61	38	22	542	499	43

Total loans reclassified	2,367	2,064	303	6,233	5,591	642

Total financial assets reclassified to loans	8,606	8,243	363	16,998	15,430	1,568

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Securitized Assets and Debt Securities

Municipal Bonds: The US Municipal bonds have a fair value above carrying value due to being predominantly fixed rate instruments with interest rates falling since reclassification. Fair value is also impacted by liquidity and market expectation of credit risk. There was an impairment loss of € 19 million taken against a single obligor which is in default. There was small targeted de-risking in this portfolio of € 0.1 billion.

Covered Bonds: The majority of the exposure in the portfolio is to Spanish bank and government issuers. The fair value is below carrying value predominantly due to market expectations of credit risk although this has improved during the period. None of the portfolio is impaired. The carrying value has declined through minor de-risking activity, with a small gain recognized on sale.

CDO/CLO: A diverse portfolio with a variety of underlying assets and tranching levels in the capital structure. The difference between carrying value and fair value arises due to a number of factors including liquidity and the fair value model capturing market expectations of lifetime expected losses compared with the amortized cost impairment model largely based on incurred credit losses. The main movement in the carrying value to fair value difference is due to significant de-risking in the portfolio, with € 1.1 billion carrying value being sold with an associated € 92 million loss on sale. A further € 1.0 billion was redeemed in the year. No significant loan loss provisions were taken in the period, but where they occurred, this was due to incurred credit losses on the underlying assets, indicating a loss on the tranche held. Compared to prior year there was a decrease in loan loss provisions of € 85 million, largely driven by a single position sold at a loss of € 73 million in 2012 which was classified as impaired.

Student Loans ABS: An increased demand for higher yielding assets caused spreads to tighten and liquidity to improve, resulting in increased fair values in the period such that on some positions the fair value exceeded the carrying value. The carrying value movement is due to de-risking activity, realizing € 0.1 billion losses on sale. Loan loss provisions recognized in the period are small on this portfolio.

Commercial Mortgages Securities: The fair value to carrying value difference is due to a number of factors including liquidity and market expectations of credit losses compared with the incurred loss model. De-risking activity in the period reduced carrying value by € 0.2 billion with an associated loss of € 37 million on sale. A

Deutsche Bank	2 – Consolidated Financial Statements	335
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

further € 0.3 billion was redeemed in the year. Additionally loan loss provisions have been taken in the period of € 77 million where the underlying collateral has deteriorated in value or realized losses on sales of the collateral have increased, resulting in it being likely that full cash flows will not be received on the security held. This represents a decrease in loan loss provisions of € 87 million compared to prior year, largely driven by a significant impairment of € 134 million taken in 2012 (€ 25 million in 2013) on a single position.

Other: Other comprises a variety of assets including securitizations with Aircraft and Commodity underlyings, Infrastructure Project Finance exposure and structured corporate bonds. There was € 0.5 billion de-risking in the year realizing a small gain across the portfolio. There was a € 34 million loan loss provision taken on a Project Finance exposure following underperformance of the asset.

Loans

Commercial Mortgages: The fair value to carrying value difference is due to a number of factors including liquidity and market expectations of credit losses compared with the incurred loss model. Significant de-risking across the portfolio of € 1.3 billion in carrying value produced small gains, however one UK Commercial Real Estate position was disposed with an associated loan loss provision of € 113 million. Additionally certain Special Purpose Vehicles containing Commercial Real Estate properties were consolidated under IFRS 10 reducing the carrying value by € 1.4 billion during the year. These properties were recognized on the balance sheet at fair value, incurring a loan loss provision of € 70 million. They are classified in Other assets and are held at cost less impairment. There was an additional € 115 million in loan loss provisions in the year compared to 2012.

Residential Mortgages: This category includes residential mortgages in the UK, Italy, Spain and Germany. The fair value to carrying value difference has remained consistent year on year predominantly due to a larger discount rate being applied to determine fair value which, whilst not observable in the market, reflects estimated market liquidity. There have been no sales or significant changes in loan loss provisions in the portfolio in the period.

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

Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.

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

Deutsche Bank	2 – Consolidated Financial Statements	336
Financial Report 2013	Notes to the Consolidated Balance Sheet
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

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, liquidity, counterparty/own credit and funding risk. Bid-offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty Credit Valuation Adjustments (“CVA”s) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (“OTC”) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including Credit Default Swap (“CDS”) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group’s financial liabilities which are at fair value through profit or loss (i.e., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group’s own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties’ potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the credit risk of the Group, based on the Group’s market CDS level. The change in the Group’s own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset.

When determining CVA relating to a specific counterparty and Debt Valuation Adjustments, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Deutsche Bank	2 – Consolidated Financial Statements	337
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Funding Valuation Adjustments (“FVA”) are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.

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

Validation and Control: The Group has an independent specialised valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.

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

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Deutsche Bank	2 – Consolidated Financial Statements	338
Financial Report 2013	Notes to the Consolidated Balance Sheet
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

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Dec 31, 2013			Dec 31, 2012
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	86,325	94,269	6,960	116,238	100,863	10,306
Positive market values from derivative financial instruments	7,421	486,614	10,556	9,742	743,401	15,210
Other trading assets	309	17,143	5,065	671	21,772	4,609
Financial assets designated at fair value through profit or loss	7,083	174,391	3,123	5,273	177,798	3,956
Financial assets available for sale	23,948	21,049	3,329	17,709	27,751	3,940
Other financial assets at fair value[2,3]	60	7,347[2]	1	0	8,301[2]	0

Total financial assets held at fair value	125,146	800,811	29,033	149,633	1,079,887	38,021

Financial liabilities held at fair value:
Trading securities	36,438	18,490	24	39,514	12,890	318
Negative market values from derivative financial instruments	7,815	467,293	8,321	10,875	732,491	9,286
Other trading liabilities	12	841	0	68	1,610	0
Financial liabilities designated at fair value through profit or loss	197	88,466	1,442	3	108,989	1,417
Investment contract liabilities[4]	0	8,067	0	0	7,732	0
Other financial liabilities at fair value[2,3]	4	1,495[2]	(247)[5]	0	4,632[2]	(176)[5]

Total financial liabilities held at fair value	44,465	584,651	9,539	50,461	868,345	10,845

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	Includes assets and liabilities held for sale related to BHF-BANK in 2013.
[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” for more detail on these contracts.

[5]

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

Deutsche Bank	2 – Consolidated Financial Statements	339
Financial Report 2013	Notes to the Consolidated Balance Sheet
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

Deutsche Bank	2 – Consolidated Financial Statements	340
Financial Report 2013	Notes to the Consolidated Balance Sheet
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

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the year is mainly due to a combination of sales and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

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

The decrease in the year was due to mark-to-market losses on the instruments and settlements.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance increased in the year mainly due to newly originated loans.

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

Deutsche Bank	2 – Consolidated Financial Statements	341
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid. The decrease in assets during the period is primarily due to settlements.

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

Dec 31, 2013

		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:

Trading securities	10,306	0	(64)	1,142	(2,981)	0	(911)	2,256	(2,788)	6,960

Positive market values from derivative financial instruments	15,210	0	(2,355)	0	0	0	(2,113)	1,924	(2,111)	10,556

Other trading assets	4,609	0	(218)	1,485	(1,744)	1,266	(651)	706	(389)	5,065

Financial assets designated at fair value through profit or loss	3,956	0	170	25	(41)	906	(1,815)	258	(336)	3,123

Financial assets available for sale	3,940	(80)	15[5]	1,143	(160)	0	(1,417)	709	(820)[6]	3,329

Other financial assets at fair value	0	0	0	0	0	0	0	1[6]	0	1

Total financial assets held at fair value	38,021	(80)	(2,452)[7,8]	3,794	(4,925)	2,173	(6,907)	5,853	(6,444)	29,033

Financial liabilities held at fair value:

Trading securities	318	0	8	0	0	0	(169)	12	(146)	24

Negative market values from derivative financial instruments	9,286	0	224	0	0	0	(1,241)	1,684	(1,631)	8,321

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,417	0	(275)	0	0	108	(94)	570	(284)	1,442

Other financial liabilities at fair value	(176)	0	159	0	0	0	35	(220)	(45)	(247)

Total financial liabilities held at fair value	10,845	0	116[7,8]	0	0	108	(1,468)	2,045	(2,106)	9,539

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

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 10 million recognized in other comprehensive income, net of tax, and a gain of € 20 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Includes a transfer from financial assets available for sale to assets held for sale of € 1 million related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 497 million and for total financial liabilities held at fair value this is a loss of € 60 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Deutsche Bank	2 – Consolidated Financial Statements	342
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Dec 31, 2012

		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:

Trading securities	11,268	5	310	2,695	(2,849)	0	(1,453)	1,877	(1,545)	10,306

Positive market values from derivative financial instruments	21,626	0	(4,029)	0	0	0	(2,274)	2,342	(2,455)	15,210

Other trading assets	5,218	(75)	114	813	(1,362)	900	(535)	467	(930)	4,609

Financial assets designated at fair value through profit or loss	5,162	0	318	384	(211)	1,025	(2,500)	60	(282)	3,956

Financial assets available for sale	4,295	0	142[5]	1,951	(1,503)	0	(1,077)	342	(210)	3,940

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	47,568	(70)	(3,145)[6,7]	5,843	(5,925)	1,926	(7,839)	5,088	(5,423)	38,021

Financial liabilities held at fair value:

Trading securities	266	5	5	0	0	0	(26)	109	(41)	318

Negative market values from derivative financial instruments	11,306	0	(467)	0	0	0	(1,480)	2,194	(2,268)	9,286

Other trading liabilities	14	0	(0)	0	0	0	0	0	(14)	0

Financial liabilities designated at fair value through profit or loss	2,140	26	(842)	0	0	50	(247)	437	(147)	1,417

Other financial liabilities at fair value	(250)	0	129	0	0	0	(5)	(10)	(40)	(176)

Total financial liabilities held at fair value	13,476	31	(1,175)[6,7]	0	0	50	(1,758)	2,731	(2,510)	10,845

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

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a loss of € 39 million recognized in other comprehensive income, net of tax, and a gain of € 118 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 129 million and for total financial liabilities held at fair value this is a loss of € 37 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2013 it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.6 billion. As of December 31, 2012 it could have increased fair value by as much as € 4.0 billion or decreased fair value by as much as € 3.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid-offer spread valuation adjustments. Bid-offer spread valuation

Deutsche Bank	2 – Consolidated Financial Statements	343
Financial Report 2013	Notes to the Consolidated Balance Shee
	14 – Financial Instruments carried at Fair Value

adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

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

Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	643	542
Commercial mortgage-backed securities	39	32
Mortgage and other asset-backed securities	233	229
Sovereign and quasi sovereign debt obligations	6	6
Corporate debt securities and other debt obligations	365	275
Equity securities	32	97

Derivatives:
Credit	524	509
Equity	281	171
Interest related	405	255
Foreign Exchange	24	6
Other	83	61

Loans:
Loans	701	619
Loan commitments	17	17

Other	255	277

Total	2,966	2,554

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	2 – Consolidated Financial Statements	344
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

	Dec 31, 2012
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:
Credit	732	1,118
Equity	169	131
Interest related	126	85
Hybrid	368	254
Other	286	260

Securities:
Debt securities	1,931	1,725
Equity securities	19	19
Mortgage- and asset-backed	0	0

Loans:
Leveraged loans	0	0
Commercial loans	0	0
Traded loans	325	288

Total	3,956	3,880

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Deutsche Bank	2 – Consolidated Financial Statements	345
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macro economic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	2 – Consolidated Financial Statements	346
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	361	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	100	2,470
				Constant default rate	1%	3%
Mortgage- and other asset-backed securities	2,274	0	Price based	Price	0%	134%
			Discounted cash flow	Credit spread (bps)	70	3,180
				Recovery rate	0%	70%
				Constant default rate	0%	25%
				Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,635	0

Debt securities and other debt obligations	4,016	1,205	Price based	Price	0%	156%
Held for trading	3,898	16	Discounted cash flow	Credit spread (bps)	438	5,000
Sovereign and quasi sovereign obligations	597
Corporate debt securities and other debt obligations	3,300
Available-for-sale	118
Designated at fair value		1,189

Equity securities	1,074	8	Market approach	Price per net asset value	62%	100%
Held for trading	428	8		Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	646		Discounted cash flow	Weighted average cost capital	7%	12%

Loans	8,878	0	Price based	Price	0%	122%
Held for trading	4,280	0	Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,621			Constant default rate	5%	22%
Available-for-sale	1,976			Recovery rate	15%	60%

Loan commitments	0	186	Discounted cash flow	Credit spread (bps)	5	1,000
				Recovery rate	35%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,875[2]	67[3]	Discounted cash flow	IRR	2%	46%

Total non-derivative financial instruments held at fair value	18,477	1,466

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]

Other financial assets include € 784 million of other trading assets, € 502 million of other financial assets designated at fair value, € 588 million other financial assets available for sale and € 1 million of assets held for sale related to BHF-BANK.

[3]	Other financial liabilities include € 67 million of other financial liabilities designated at fair value.

Deutsche Bank	2 – Consolidated Financial Statements	347
Financial Report 2013	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,551	2,156		Discounted cash flow	Swap rate (bps)	2	1,336
					Inflation swap rate	0%	8%
				Option pricing model	Inflation volatility	0%	3%
					Interest rate volatility	10%	95%
					IR - IR correlation	(2)%	91%
					Hybrid correlation	(70)%	95%
Credit derivatives	4,377	2,334		Discounted cash flow	Credit spread (bps)	2	4,093
					Recovery rate	0%	75%
				Correlation pricing model	Credit correlation	13%	88%
Equity derivatives	1,419	1,987		Option pricing model	Stock volatility	10%	100%
					Index volatility	11%	98%
					Index - index correlation	62%	98%
					Stock - stock correlation	10%	97%
FX derivatives	529	455		Option pricing model	Volatility	0%	30%
Other derivatives	1,680	1,142	[1]	Discounted cash flow	Credit spread (bps)	320	1,500
				Option pricing model	Index volatility	4%	23%
					Commodity correlation	(30)%	100%
					Commodity forward (€/Ton)	97	106

Total market values from derivative financial instruments	10,556	8,074

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2013
Financial assets held at fair value:

Trading securities	(5)
Positive market values from derivative financial instruments	(1,609)
Other trading assets	(50)
Financial assets designated at fair value through profit or loss	220
Financial assets available for sale	25
Other financial assets at fair value	0

Total financial assets held at fair value	(1,419)

Financial liabilities held at fair value:

Trading securities	5
Negative market values from derivative financial instruments	(396)
Other trading liabilities	0
Financial liabilities designated at fair value through profit or loss	25
Other financial liabilities at fair value	(159)

Total financial liabilities held at fair value	(525)

Total	(1,944)

Deutsche Bank	2 – Consolidated Financial Statements	348
Financial Report 2013	Notes to the Consolidated Balance Sheet
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

in € m.	2013	2012
Balance, beginning of year	699	645

New trades during the period	595	519

Amortization	(315)	(231)

Matured trades	(127)	(179)

Subsequent move to observability	(40)	(50)

Exchange rate changes	(16)	(5)

Balance, end of year	796	699

15 –

Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet and their respective IFRS fair value hierarchy categorization are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value”.

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

Short-term financial instruments: The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term:

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

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan agreement or credit default swap markets, where available and appropriate.

Deutsche Bank	2 – Consolidated Financial Statements	349
Financial Report 2013	Notes to the Consolidated Balance Sheet
	15 – Fair Value of Financial Instruments not carried at Fair Value

For retail lending portfolios with a large number of homogenous loans (i.e., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation (“CLO”) transactions collateralized with loan portfolios that are similar to the Group’s corporate lending portfolio.

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

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2013
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:

Cash and due from banks	17,155	17,155	17,155	0	0
Interest-earning deposits with banks	77,984	77,985	2,413	75,571	0
Central bank funds sold and securities purchased under resale agreements	27,363	27,363	0	27,363	0
Securities borrowed	20,870	20,870	0	20,870	0
Loans	376,582	378,085	0	27,171	350,913
Other financial assets	92,507	92,532	0	90,379	2,153

Financial liabilities:

Deposits	527,750	527,609	3,888	523,721	0
Central bank funds purchased and securities sold under repurchase agreements	13,381	13,385	0	13,385	0
Securities loaned	2,304	2,304	0	2,171	134
Other short-term borrowings	59,767	59,763	0	59,717	45
Other financial liabilities	142,649	142,666	0	142,657	8
Long-term debt	133,082	134,359	0	105,954	28,406
Trust preferred securities	11,926	12,915	0	11,828	1,087

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

Loans: The difference between fair value and carrying value arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

Deutsche Bank	2 – Consolidated Financial Statements	350
Financial Report 2013	Notes to the Consolidated Balance Sheet
	17 – Equity Method Investments

16 –

Financial Assets Available for Sale

in € m.	Dec 31, 2013	Dec 31, 2012
Debt securities:
German government	9,076	9,942
U.S. Treasury and U.S. government agencies	1,571	169
U.S. local (municipal) governments	126	531
Other foreign governments	22,570	16,655
Corporates	9,248	14,527
Other asset-backed securities	943	1,113
Mortgage-backed securities, including obligations of U.S. federal agencies	53	727
Other debt securities	656	491

Total debt securities	44,242	44,155

Equity securities:
Equity shares	979	1,083
Investment certificates and mutual funds	98	222

Total equity securities	1,076	1,305

Other equity interests	837	986

Loans	2,170	2,954

Total financial assets available for sale	48,326	49,400

Please also refer to Note 7 “Net Gains (Losses) on Financial Assets available for Sale” of this report.

17 –

Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 115 (2012: 141) associates and 20 (2012: 26) jointly controlled entities. One associate is considered to be material to the Group, based on the carrying value of the investment and the Group’s income from this investee.

Significant investments as of December 31, 2013

Investment	Principal place of business	Nature of relationship	Ownership percentage
Hua Xia Bank Company Limited[1]	Beijing, China	Strategic Investment	19.99%

[1]	The Group has significant influence over the investee through its ownership share and board seats.

Summarized financial information on Hua Xia Bank Company Limited

in € m.	Nine months ended Sep 30, 2013[1]	Full year to Dec 31, 2012
Total net revenues	4,107	4,896

Net income	1,369	1,572

Other comprehensive income	(79)	(35)

Total comprehensive income[2]	1,290	1,537

Total assets	187,305	181,310

Total liabilities	177,343	172,210

Net assets of the equity method investee	9,962	9,100

[1]	The figures are based on the latest publically available financial statements of the investee as of September 30, 2013.
[2]	The Group received dividends from Hua Xia Bank Company Limited of 78 € million during the reporting period 2013 (2012: 43 € million).

Deutsche Bank	2 – Consolidated Financial Statements	351
Financial Report 2013	Notes to the Consolidated Balance Sheet
	18 – Offsetting Financial Assets and Financial Liabilities

Reconciliation of total net assets to the Group’s carrying amount

in € m.	Nine months ended Sept 30, 2013[1]	Full year to Dec 31, 2012
Net assets of the equity method investee	9,962	9,100

Group’s ownership percentage on the investee’s equity	19.99%	19.99%

DB’s share of net assets	1,991	1,819

Goodwill	340	340

Intangible Assets	64	65

Other adjustments	69	69

Carrying amount [2]	2,464	2,293

[1]	The figures are based on the latest publically available financial statements of the investee as of September 30, 2013.
[2]

The quoted market price for Hua Xia Bank Company Limited is € 1,605 million as per September 30, 2013. An impairment test according to IAS 36 confirmed a recoverable amount in excess of the carrying value. Deutsche Bank determines the recoverable amount of its investment in Hua Xia Bank Company Limited on the basis of value in use and is employing a DCF model, which reflects the specifics of the banking business and its regulatory environment in China. The DCF model uses earning projections and respective capitalization assumptions. Estimating these involves judgment and the consideration of past and current performances as well as expected developments in the respective Chinese market and in the overall macroeconomic and regulatory environment. The value in use of Hua Xia Bank Company Limited is sensitive to the earnings projections, to the discount rate applied and to long-term expectations. The discount rates applied have been determined based on the capital asset pricing model.

Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2013	Dec 31, 2012
Carrying amount of all associates that are individually immaterial to the Group	1,037	1,284

Aggregated amount of the Group’s share of profit (loss) from continuing operations	59	85

Aggregated amount of the Group’s share of post-tax profit (loss) from discontinued operations	0	0

Aggregated amount of the Group’s share of other comprehensive income	69	(38)

Aggregated amount of the Group’s share of total comprehensive income	127	47

18 –

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	2 – Consolidated Financial Statements	352
Financial Report 2013	Notes to the Consolidated Balance Sheet
	18 – Offsetting Financial Assets and Financial Liabilities

Assets

							2013

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	26,675	(2,390)	24,285	0	0	(24,271)	15
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,077	0	3,077	0	0	(830)	2,248

Securities borrowed (enforceable)	11,438	0	11,438	0	0	(11,051)	386
Securities borrowed (non-enforceable)	9,432	0	9,432	0	0	(9,004)	428

Financial assets at fair value through profit or loss
Trading assets	211,260	(1,190)	210,070	0	(311)	(2,881)	206,878
Positive market values from derivative financial instruments (enforceable)	738,425	(270,584)	467,841	(406,616)	(47,470)	(10,297)	3,458
Positive market values from derivative financial instruments (non-enforceable)	36,749	0	36,749	0	0	0	36,749
Financial assets designated at fair value through profit or loss (enforceable)	133,122	(19,575)	113,547	(17,121)	0	(84,266)	12,160
Financial assets designated at fair value through profit or loss (non-enforceable)	71,050	0	71,050	0	0	(50,263)	20,787

Total financial assets at fair value through profit or loss	1,190,605	(291,348)	899,257	(423,737)	(47,781)	(147,706)	280,032

Loans	376,638	(56)	376,582	0	(11,042)	(46,899)	318,640

Other assets	128,724	(16,185)	112,539	(43,574)	(278)	(385)	68,302
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,375	(5,412)	3,963	(3,518)	0	0	445

Remaining assets not subject to netting	174,790	0	174,790	0	0	(755)	174,035

Total assets	1,921,380	(309,979)	1,611,400	(467,311)	(59,102)	(240,901)	844,087

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

							2013

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	527,750	0	527,750	0	0	0	527,750

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,098	(2,390)	4,708	0	0	(4,675)	33
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,673	0	8,673	0	0	(7,080)	1,594

Securities loaned (enforceable)	2,304	0	2,304	0	0	(2,112)	192
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	57,702	(1,898)	55,804	0	0	0	55,804
Negative market values from derivative financial instruments (enforceable)	721,233	(268,819)	452,414	(411,547)	(40,055)	(812)	0
Negative market values from derivative financial instruments (non-enforceable)	31,015	0	31,015	0	0	(7,639)	23,376
Financial liabilities designated at fair value through profit or loss (enforceable)	88,021	(18,262)	69,759	(17,121)	(588)	(49,055)	2,995
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,413	0	28,413	0	0	(3,890)	24,523

Total financial liabilities at fair value through profit or loss	926,384	(288,980)	637,404	(428,668)	(40,644)	(61,395)	106,698

Other liabilities	182,204	(18,610)	163,595	(46,058)	0	0	117,537
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,028	(5,412)	616	(616)	0	0	0

Remaining liabilities not subject to netting	212,000	0	212,000	0	0	0	212,000

Total liabilities	1,866,414	(309,979)	1,556,434	(474,725)	(40,644)	(75,262)	965,803

Deutsche Bank	2 – Consolidated Financial Statements	353
Financial Report 2013	Notes to the Consolidated Balance Sheets
	18 – Offsetting Financial Assets and Financial Liabilities

Assets

							2012

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	32,416	(427)	31,989	0	0	(31,874)	115
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,581	0	4,581	0	0	(4,475)	106

Securities borrowed (enforceable)	10,272	0	10,272	0	0	(9,972)	300
Securities borrowed (non-enforceable)	13,741	0	13,741	0	0	(13,336)	405

Financial assets at fair value through profit or loss
Trading assets	255,745	(1,286)	254,459	0	(52)	(1,979)	252,428
Positive market values from derivative financial instruments (enforceable)	1,089,047	(377,671)	711,376	(631,791)	(66,467)	(9,032)	4,086
Positive market values from derivative financial instruments (non-enforceable)	56,977	0	56,977	0	0	0	56,977
Financial assets designated at fair value through profit or loss (enforceable)	147,254	(34,316)	112,938	(26,035)	(973)	(75,370)	10,560
Financial assets designated at fair value through profit or loss (non-enforceable)	74,089	0	74,089	0	0	(55,279)	18,810

Total financial assets at fair value through profit or loss	1,623,112	(413,273)	1,209,839	(657,826)	(67,492)	(141,660)	342,861

Loans	397,520	(143)	397,377	0	(16,324)	(192,205)	188,848

Other assets	144,735	(21,033)	123,702	(69,546)	(267)	(6,883)	47,006
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	23,893	(15,531)	8,362	(7,119)	0	(452)	791

Remaining assets not subject to netting	230,774	0	230,774	0	0	(1,287)	229,487

Total assets	2,457,150	(434,875)	2,022,275	(727,372)	(84,084)	(401,693)	809,126

[1]	Excludes real estate and other non-financial instrument collateral. Amounts have been adjusted accordingly.

Liabilities

	2012
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	577,316	(106)	577,210	0	0	0	577,210

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	8,806	(426)	8,380	0	(13)	(8,124)	243
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	27,764	0	27,764	0	0	(27,042)	722

Securities loaned (enforceable)	2,614	0	2,614	0	0	(2,464)	150
Securities loaned (non-enforceable)	552	0	552	0	0	(246)	306

Financial liabilities at fair value through profit or loss
Trading liabilities	65,284	(10,884)	54,400	0	0	0	54,400
Negative market values from derivative financial instruments (enforceable)	1,098,493	(386,949)	711,544	(636,450)	(62,428)	(11,298)	1,368
Negative market values from derivative financial instruments (non-enforceable)	41,108	0	41,108	0	0	0	41,108
Financial liabilities designated at fair value through profit or loss (enforceable)	78,675	(23,869)	54,806	(26,035)	(474)	(27,403)	894
Financial liabilities designated at fair value through profit or loss (non-enforceable)	63,335	0	63,335	0	0	(35,193)	28,142

Total financial liabilities at fair value through profit or loss	1,346,894	(421,701)	925,193	(662,485)	(62,902)	(73,895)	125,911

Other liabilities	191,740	(12,641)	179,099	(68,927)	0	0	110,172
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,410	(6,735)	3,675	(2,460)	0	0	1,215

Remaining liabilities not subject to netting	247,223	0	247,223	0	0	0	247,223

Total liabilities	2,402,910	(434,875)	1,968,035	(731,412)	(62,914)	(111,771)	1,061,938

Deutsche Bank	2 – Consolidated Financial Statements	354
Financial Report 2013	Notes to the Consolidated Balance Sheet 19 – Loans

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.

The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

The columns ‘cash collateral’ and ‘financial instrument collateral’ disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark to market values of derivatives are booked within the ‘other liabilities’ and ‘other assets’ balances respectively.

The cash and financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

19 –

Loans

Loans by industry classification

in € m.	Dec 31, 2013	Dec 31, 2012
Banks and insurance	25,100	27,849
Manufacturing	21,406	23,203
Households (excluding mortgages)	45,440	39,373
Households – mortgages	148,076	141,601
Public sector	16,228	15,378
Wholesale and retail trade	13,965	17,026
Commercial real estate activities	34,259	45,306
Lease financing	1,429	880
Fund management activities	10,029	16,777
Other	66,154	74,813

Gross loans	382,086	402,206

(Deferred expense)/unearned income	(85)	137

Loans less (deferred expense)/unearned income	382,171	402,069

Less: Allowance for loan losses	5,589	4,692

Total loans	376,582	397,377

Deutsche Bank	2 – Consolidated Financial Statements	355
Financial Report 2013	Notes to the Consolidated Balance Sheet 21 – Transfers of Financial Assets

20 –

Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group’s allowance for loan losses

	2013			2012[1]			2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,266	2,426	4,692	2,011	2,147	4,158	1,643	1,653	3,296

Provision for loan losses	1,377	683	2,060	1,115	613	1,728	907	925	1,832
Net charge-offs:	(701)	(352)	(1,053)	(762)	(324)	(1,086)	(512)	(385)	(897)
Charge-offs	(730)	(485)	(1,215)	(798)	(483)	(1,281)	(553)	(512)	(1,065)
Recoveries	30	132	162	36	158	195	41	127	168

Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0

Exchange rate changes/other	(85)	(25)	(110)	(98)	(9)	(107)	(26)	(43)	(69)

Allowance, end of year	2,857	2,732	5,589	2,266	2,426	4,692	2,011	2,150	4,162

[1]	Allowance, beginning of year 2012 differs from Allowance, end of year 2011 due to changes in consolidation rules according to IFRS10.

Activity in the Group’s allowance for off-balance sheet positions (contingent liabilities and lending commitments)

	2013			2012			2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	118	97	215	127	98	225	108	110	218

Provision for off-balance sheet positions	(15)	21	5	(7)	0	(7)	19	(12)	7

Usage	0	0	0	0	0	0	0	0	0

Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0

Exchange rate changes/other	0	(3)	(4)	(2)	(1)	(3)	0	0	0

Allowance, end of year	102	114	216	118	97	215	127	98	225

21 –

Transfers of Financial Assets

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

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

Deutsche Bank	2 – Consolidated Financial Statements	356
Financial Report 2013	Notes to the Consolidated Balance Sheet 21 – Transfers of Financial Assets

Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2013	Dec 31, 2012[1]
Carrying amount of transferred assets

Trading securities not derecognized due to the following transactions:
Repurchase agreements	32,714	51,020
Securities lending agreements	42,884	37,721
Total return swaps	7,960	10,056
Consolidated Group Sponsored Securitizations	168	131

Total trading securities	83,726	98,928

Other trading assets	866	1,808

Financial assets available for sale	507	1,455

Loans	2,085	5,158

Total	87,183	107,348

Carrying amount of associated liabilities	68,435	95,473

[1]

Prior year numbers have been restated (increase of € 1,628 million to trading securities not derecognized because of securities lending agreements, decrease of € 80 million to trading securities not derecognized because of Consolidated Group Sponsored Securitizations, increases of € 225 million to other trading assets, € 463 million to financial assets available for sale, € 2,440 million to loans, € 4,779 million to carrying amount of associated liability).

Information on assets transferred that did not qualify for derecognition where associated liability is recourse only to the transferred assets1

	Dec 31, 2013		Dec 31, 2012
in € m.	Carrying value	Fair value	Carrying value[2]	Fair value
Trading securities	168	168	131	131

Other trading assets	333	333	298	298

Financial assets available for sale	252	252	807	807

Loans	1,902	1,928	3,540	3,439

Total	2,654	2,680	4,776	4,675

Associated liability	2,663	2,663	4,571	4,571

Net position	(9)	17	205	104

[1]	Associated liabilities are notes issued by Consolidated Group Sponsored Securitizations.
[2]

Prior year numbers have been restated (decrease of € 80 million to trading securities, increases of € 225 million to other trading assets, € 463 million to financial assets available for sale, € 2,440 million to loans, € 2,843 million to carrying amount of associated liability).

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement

in € m.	Dec 31, 2013	Dec 31, 2012
Carrying amount of the original assets transferred:

Trading securities	210	67
Other trading assets	1	1,903

Carrying amount of the assets continued to be recognized:

Trading securities	57	78
Other trading assets	1	221

Carrying amount of associated liabilities	58	299

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations and still be eligible to derecognize the asset. This on-going involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with structured entities to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group’s exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an on-going involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

Deutsche Bank	2 – Consolidated Financial Statements	357
Financial Report 2013	Notes to the Consolidated Balance Sheet 22 – Assets Pledged and Received as Collateral

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2013			Dec 31, 2012
in € m.	Carrying value	Fair value	Maximum Exposure to Loss	Carrying value	Fair value	Maximum Exposure to Loss
Loans:
Securitization notes	289	198	365	1,888	1,798	2,012

Total Loans	289	198	365	1,888	1,798	2,012

Financial assets held at Fair Value through the P&L:
Securitization notes	1,153	1,153	1,153	1,143	1,143	1,143
Non-standard Interest Rate, cross-currency or inflation-linked swap	178	178	178	32	32	32

Total Financial assets held at Fair Value through the P&L	1,332	1,332	1,332	1,175	1,175	1,175

Financial assets available for sale:
Securitization notes	12	12	12	29	29	29

Total Financial assets available for sale	12	12	12	29	29	29

Total financial assets representing on-going involvement	1,633	1,542	1,708	3,092	3,002	3,216

Financial liabilities held at Fair Value through the P&L:
Non-standard Interest Rate, cross-currency or inflation-linked swap	40	40	0	36	36	0

Total financial liabilities representing on-going involvement	40	40	0	36	36	0

The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2013			Dec 31, 2012
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	323	282	0[1]	190	(139)	0

Non-standard Interest Rate, cross-currency or inflation-linked swap	267	729	3	(8)	407	5

Other[2]	0	0	0	0	21	34

Net gains/(losses) recognized from on-going involvement in derecognized assets	590	1,011	3	182	289	39

[1]	Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.
[2]

On-going involvement in sold equity positions in the form of a deeply out-of-the-money option, contingent on several unlikely events and therefore not expected to be exercised. As a result, the carrying and fair value of this option is considered to be nil.

22 –

Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described.

Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities

in € m.	Dec 31, 2013	Dec 31, 2012[1]
Interest-earning deposits with banks	0	4

Financial assets at fair value through profit or loss	67,059	89,630

Financial assets available for sale	4,237	5,826

Loans	46,562	51,828

Other	884	570

Total	118,741	147,857

[1]

Prior year numbers have been restated (decreases of € 10 million in interest earning deposits with banks, increase of € 1,9 billion in financial assets at fair value through profit or loss, decreases of € 587 million in financial assets available for sale and € 4.9 billion in loans).

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2013 and December 31, 2012, these amounts were € 74 billion and € 91 billion, respectively.

The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the

Deutsche Bank	2 – Consolidated Financial Statements	358
Financial Report 2013	Notes to the Consolidated Balance Sheet 23 – Property and Equipment

Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Fair Value of collateral received

in € m.	Dec 31, 2013	Dec 31, 2012
Securities and other financial assets accepted as collateral	281,974	310,861

thereof:

collateral sold or repledged	241,700	260,712

23 –

Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction- in-progress	Total
Cost of acquisition:

Balance as of January 1, 2012	4,302	3,933	1,973	429	10,637

Changes in the group of consolidated companies	0	1	3	0	4
Additions	18	327	132	137	614
Transfers	(20)	42	116	(323)	(185)
Reclassifications (to)/from “held for sale”	(96)	(6)	0	0	(102)
Disposals	146	210	66	0	422
Exchange rate changes	(40)	(33)	(12)	(8)	(93)

Balance as of December 31, 2012	4,018	4,054	2,146	235	10,453
Changes in the group of consolidated companies	0	14	9	0	24
Additions	42	247	111	113	513
Transfers	(23)	45	116	(173)	(35)
Reclassifications (to)/from “held for sale”	(105)	(19)	(5)	(3)	(131)
Disposals	89	279	76	0	443
Exchange rate changes	(94)	(137)	(63)	(2)	(296)

Balance as of December 31, 2013	3,749	3,926	2,240	170	10,084

Accumulated depreciation and impairment:

Balance as of January 1, 2012	1,457	2,485	1,186	0	5,128

Changes in the group of consolidated companies	0	0	0	0	0
Depreciation	82	401	155	0	638
Impairment losses	0	29	0	0	29
Reversals of impairment losses	0	0	0	0	0
Transfers	4	(1)	(6)	0	(3)
Reclassifications (to)/from “held for sale”	(3)	(2)	(1)	0	(6)
Disposals	54	171	17	0	242
Exchange rate changes	(18)	(24)	(12)	0	(54)

Balance as of December 31, 2012	1,468	2,717	1,305	0	5,490
Changes in the group of consolidated companies	0	14	6	0	20
Depreciation	77	376	171	0	625
Impairment losses	52	17	1	0	69
Reversals of impairment losses	0	0	0	0	0
Transfers	(2)	1	(2)	0	(3)
Reclassifications (to)/from “held for sale”	0	(13)	(1)	0	(14)
Disposals	27	243	64	0	334
Exchange rate changes	(43)	(106)	(39)	0	(188)

Balance as of December 31, 2013	1,525	2,762	1,378	0	5,665

Carrying amount:

Balance as of December 31, 2012	2,550	1,337	841	235	4,963

Balance as of December 31, 2013	2,224	1,164	862	170	4,420

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

Deutsche Bank	2 – Consolidated Financial Statements	359
Financial Report 2013	Notes to the Consolidated Balance Sheet 24 – Leases

The carrying value of items of property and equipment on which there is a restriction on sale was € 200 million as of December 31, 2013.

Commitments for the acquisition of property and equipment were € 107 million at year-end 2013.

24 –

Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group’s finance lease arrangements are made under usual terms and conditions. The Group has one significant lease contract that includes a bargain purchase option to acquire the building at expiration of the leasing contract.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2013	Dec 31, 2012
Land and buildings	82	90
Furniture and equipment	1	2
Other	0	0

Net carrying value	84	92

Future Minimum Lease Payments Required under the Group’s Finance Leases

in € m.	Dec 31, 2013	Dec 31, 2012
Future minimum lease payments:
Not later than one year	26	10
Later than one year and not later than five years	11	37
Later than five years	10	10

Total future minimum lease payments	47	57

Less: Future interest charges	19	15

Present value of finance lease commitments	28	42

Future minimum lease payments to be received	12	11

Contingent rent recognized in the income statement[1]	1	1

[1]	The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

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

Future Minimum Lease Payments Required under the Group’s Operating Leases

in € m.	Dec 31, 2013	Dec 31, 2012
Future minimum rental payments:
Not later than one year	824	880
Later than one year and not later than five years	2,324	2,426
Later than five years	1,865	1,745

Total future minimum rental payments	5,013	5,051

Less: Future minimum rentals to be received	161	190

Net future minimum rental payments	4,852	4,861

Deutsche Bank	2 – Consolidated Financial Statements	360
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

As of December 31, 2013, the total future minimum rental payments included € 419 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2013, the rental payments for lease and sublease agreements amounted to € 831 million. This included charges of € 858 million for minimum lease payments and € 6 million for contingent rents as well as € 33 million related to sublease rentals received.

25 –

Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2013, and 2012, are shown below by cash-generating units (“CGU”). Following the re-organization of reportable business segments in the fourth quarter 2012 (for details, please refer to Note 4 “Business Segments and Related Information”), the Group’s former primary CGUs AM and PWM were merged into one single CGU DeAWM. In addition, the former Corporate Division and primary CGU CI became part of the newly reportable NCOU Corporate Division, which comprises two separate CGUs labeled as Wholesale Assets and Operating Assets.

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2012	3,453	440	3,817	3,066	0	197	10,973

Goodwill acquired during the year	0	0	0	0	0	0	0

Purchase accounting adjustments	0	0	0	0	0	0	0

Transfers	(279)	0	189	(331)	421	0	0

Reclassification from (to) “held for sale”	0	(1)	(1)	0	0	0	(2)

Goodwill related to dispositions without being classified as “held for sale”	(1)	0	0	0	0	0	(1)

Impairment losses[2]	(1,174)	0	0	0	(421)	0	(1,595)

Exchange rate changes/other	(46)	(7)	(26)	1	0	0	(78)

Balance as of December 31, 2012	1,953	432	3,979	2,736	0	197	9,297

Gross amount of goodwill	3,127	432	3,979	2,736	651	684	11,609

Accumulated impairment losses	(1,174)	0	0	0	(651)	(487)	(2,312)

Balance as of January 1, 2013	1,953	432	3,979	2,736	0	197	9,297

Goodwill acquired during the year	4	6	2	24	0	0	37

Purchase accounting adjustments	0	0	0	0	0	0	0

Transfers	(9)	8	1	0	0	0	0

Reclassification from (to) “held for sale”	0	0	(5)	0	0	0	(5)

Goodwill related to dispositions without being classified as “held for sale”	(1)	(1)	(1)	0	0	0	(3)

Impairment losses[2]	0	0	0	0	0	0	0

Exchange rate changes/other	(84)	(14)	(133)	(2)	0	(18)	(252)

Balance as of December 31, 2013	1,863	431	3,843	2,758	0	179	9,074

Gross amount of goodwill	2,963	431	3,843	2,758	651	646	11,292

Accumulated impairment losses	(1,100)	0	0	0	(651)	(467)	(2,218)

[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

Deutsche Bank	2 – Consolidated Financial Statements	361
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as “Others” in the table above. The nonintegrated investments in the NCOU consist of Maher Terminals LLC and Maher Terminals of Canada Corp.

During 2013, changes in goodwill mainly included additions of € 37 million related to the step-acquisition of the Group’s joint venture Xchanging etb GmbH. For more details on this transaction, please refer to Note 3 “Acquisitions and Dispositions”.

In 2012, goodwill changes mainly included impairments of € (1,595) million recorded in the fourth quarter as a result of the annual goodwill impairment test conducted under the organizational structures both prior to as well as post re-segmentation. In the course of the re-segmentation, a number of businesses were transferred to DeAWM and to the two NCOU CGUs. Accordingly, goodwill of € 182 million was reallocated from CB&S to DeAWM (transfer of the ETF business). Prior to the NCOU impairment, goodwill of € 369 million had been reallocated to Wholesale Assets (€ 97 million from CB&S and € 272 million from PBC) and € 52 million to Operating Assets (from PBC). Furthermore, upon the sale of Postbank’s Asset Management business to the DWS Group in the third quarter 2012, goodwill of € 7 million was transferred from PBC to DeAWM.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”, the Group’s primary CGUs are as outlined above. “Other” goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use.

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

The annual goodwill impairment test in 2013 did not result in an impairment loss on the goodwill of the Group’s primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

As a result of the Group’s re-segmentation during the fourth quarter 2012 (see Note 4 “Business Segments and Related Information – Business Segments” for details), the annual impairment test had to be conducted both in the structure prior to re-segmentation (“old structure”) and post re-segmentation (“new structure”).These impairment tests resulted in goodwill impairments totaling € 1,595 million, consisting of € 1,174 million in the CGU CB&S under the old structure and of € 421 million in the CGUs Wholesale Assets (€ 369 million) and Operating Assets (€ 52 million) within the Corporate Division NCOU under the new structure.

Deutsche Bank	2 – Consolidated Financial Statements	362
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

The annual goodwill impairment test in 2011 did not result in an impairment loss of goodwill of the Group’s primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

Recoverable Amount

The Group determines the recoverable amount of its primary CGUs on the basis of value in use and employs a DCF model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections and respective capitalization assumptions (with a Common Equity Tier 1 capital ratio increasing to 10%, and fulfilling the currently anticipated leverage ratio requirements) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and are, in case of a going concern, assumed to increase by or converge towards a constant long-term growth rate of 3.2% (2012: 3.6%). This is based on expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

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

Primary cash-generating units

	Discount rate (pre-tax, determined implicitly based on post-tax rates)
	2013	2012
Corporate Banking & Securities	16.5%	15.4%
Global Transaction Banking	13.1%	12.6%
Deutsche Asset & Wealth Management	12.8%	12.7%
Private & Business Clients	14.3%	14.8%
Non-Core Operations Unit[1]	17.0%/16.6%	13.7%/15.8%

[1]

Comprised of two primary CGUs: NCOU Wholesale Assets (17.0%) and NCOU Operating Assets (16.6%). Stated pre-tax discount rates assume worst case post-tax valuation scenarios, whereas both CGUs are valued applying identical post-tax discount rates. Varying pre-tax rates are due to different cash-flow composition and pattern.

Management determined the values for the key assumptions in the table below based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Deutsche Bank	2 – Consolidated Financial Statements	363
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Corporate Banking & Securities

-    Reap benefits from efficiency and cost reduction program announced and launched in 2012

-    Capitalize on synergies with other areas of the organization

-    Focus on client flows and solutions, benefiting from leading client market shares and higher customer penetration

-    Corporate Finance fee pools to remain flat to 2013, Sales & Trading Fixed Income revenue pools to slightly shrink whilst Equities pools to trend higher

-    Improved asset efficiency under new regulatory framework and rigorously managed risk exposure

-    Continued targeted risk reductions and execution of management action to mitigate the impact of regulatory change

-    Potentially weaker macroeconomic environment due to still fragile growth impacted by event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced investor appetite

-    Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

-    Potential margin compression and increased competition in products with lower capital requirements beyond expected levels

-    Outcome of litigation cases

-    Cost savings and expected benefits from Group-wide Operational Excellence (OpEx) Programm are not realized as anticipated

-    Delay in execution of risk mitigation strategies

Global Transaction Banking

-    Cost savings in light of Group-wide OpEx

-    Capitalize on synergies resulting from closer co-operation with other areas of the bank

-    Macroeconomic recovery

-    Interest rate recovery from late 2014 onwards

-    Positive development of international trade volumes, cross-border payments and corporate actions

-    Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets

-    Successful turn-around of the commercial banking activities in the Netherlands

-    Slower recovery of the world economy and its impact on trade volumes, interest rates and foreign exchange rates

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

-    Uncertainty around regulation and its potential implications not yet anticipated

-    Cost savings in light of Group-wide OpEx do not materialize as anticipated

-    Outcome of potential legal matters

-    Benefits from the turn-around measures of the commercial banking activities in the Netherlands are not realized as expected

Deutsche Asset & Wealth Management

-    Cost savings in light of Group-wide OpEx and DeAWM platform optimization from merger of AM, PWM and Passive CB&S to form DeAWM

-    DeAWM’s overall internal strategy continuously driven by

-    Wealth creation and activation,

-    Growth of the retirement market,

-    Insurance outsourcing,

-    New packaging innovation,

-    Institutionalization of alternatives,

-    Separation of alpha and beta,

-    Climate Change and sustainable investing

-    Expanding business with ultra high net worth clients

-    Building out the alternatives and passive/ETF businesses

-    Home market leadership in Germany through Wealth Management and DWS

-    Organic growth strategy in Asia/Pacific and Americas as well as intensified co-operation with CB&S and GTB

-    Strong coverage of emerging markets

-    Maintained or increased market share in the fragmented competitive environment

-    Major industry threats, i.e., market volatility, sovereign debt burden, increasing costs from regulatory changes

-    Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products

-    Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, loss of high quality relationship managers

-    Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers

-    Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned

-    Uncertainty around regulation and its potential implications not yet anticipated

Private & Business Clients

-    Leading position in home market Germany, strong position in other European markets, growth options in key Asian countries and a highly efficient platform

-    Mid-cap joint venture with GTB as key initiative in Private & Commercial Banking

-    Selective growth in Credit Products and expanding in investment and insurance business in advisory banking horizon partially mitigating impacts from low interest rate environment and leverage constraints

-    Achievement of synergies between Deutsche Bank and Postbank on the revenue and the cost side

-    Cost savings in light of Group-wide OpEx

-    Leveraging stake in and cooperation with Hua Xia Bank in China and further organic growth in India

-    Significant economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth

-    The development of investment product markets and respective revenues additionally depend on customer appetite for investments and risk taking

-    Continued low interest rates potentially leading to a further margin compression

-    Synergies related to Postbank acquisition are not realized or are realized later than foreseen

-    Costs to achieve the synergies are higher than foreseen

-    An environment of tightening regulation leading to further not yet anticipated costs

Deutsche Bank	2 – Consolidated Financial Statements	364
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Non-Core Operations Unit Wholesale Assets	- Continued execution of successful de-risking program - Continued capitalization of other divisions sales and distribution networks to facilitate successful de-risking program

-    Potentially weaker macroeconomic environment due to still fragile growth impacted by event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced ability to de-risk at an economically viable level

-    Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

-    Outcome of litigation cases

Non-Core Operations Unit Operating Assets	- Continued efforts to improve the underlying performance of operating assets in preparation for eventual sale

-    Potentially weaker macroeconomic environment due to still fragile growth impacted by event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced ability to dispose of operating assets at an economically viable level

-    Outcome of litigation cases

Sensitivities: In validating the value in use determined for the CGUs, certain external factors as well as the major value drivers of each CGU are reviewed regularly. Throughout 2013, share prices of banking stocks continued to be volatile, suffering from the pronounced uncertainty of market participants. In this environment, Deutsche Bank’s market capitalization remained below book value. In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only CGUs where reasonable possible changes in key assumptions could cause an impairment loss were CB&S and PBC, for which the recoverable amount exceeded the respective carrying amount by 26 % or € 5.5 billion (CB&S) and 33 % or € 5.2 billion (PBC).

Change in certain key assumptions to cause the recoverable to equal the carrying amount

Change in Key Assumptions	CB&S	PBC
Discount rate (post tax) increase from to	11.1%/13.0%	10.2%/12.6%

Projected future earnings in each period	(13)%	(21)%

Long term growth rates	N/M1	N/M1

N/M	– Not meaningful
[1]	A rate of 0 % would still lead to a recoverable amount in excess of the carrying amount.

The recoverable amounts of all remaining primary CGUs except NCOU were substantially in excess of their respective carrying amounts.

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

Deutsche Bank	2 – Consolidated Financial Statements	365
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2013, and 2012, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intan- gible assets
	Unamortized			Amortized					Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Value of business acquired	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:

Balance as of January 1, 2012	894	446	1,340	1,496	814	698	909	3,917	1,425	6,682

Additions	0	0	0	22	12	0	43	77	705	782
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	23	23	18	41
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	(1)	(1)	0	(1)
Transfers	0	(4)	(4)	0	0	0	16	16	153	165
Exchange rate changes	(16)	(2)	(18)	1	22	(12)	(6)	5	(4)	(17)

Balance as of December 31, 2012	878	440	1,318	1,519	848	686	938	3,991	2,261	7,570
Additions	0	0	0	24	0	0	41	65	663	728
Changes in the group of consolidated companies	0	0	0	(12)	0	0	11	(1)	0	(1)
Disposals	0	0	0	0	0	0	19	19	36	55
Reclassifications from (to) “held for sale”	0	0	0	(48)	0	0	(41)	(89)	(10)	(99)
Transfers	0	0	0	0	0	0	22	22	(68)	(46)
Exchange rate changes	(38)	1	(37)	(34)	(18)	(25)	(16)	(93)	(34)	(164)

Balance as of December 31, 2013	840	441	1,281	1,449	830	661	936	3,876	2,776	7,933

Accumulated amortization and impairment:

Balance as of January 1, 2012	99	2	101	541	130	107	510	1,288	464	1,853

Amortization for the year	0	0	0	114	31	37	100	282	174	456	[1]
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	20	20	16	36
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	(1)	(1)	0	(1)
Impairment losses	202	2	204	86	0	0	3	89	95	388	[2]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	(1)	0	0	11	10	(2)	8
Exchange rate changes	(1)	(2)	(3)	1	3	(2)	(11)	(9)	(8)	(20)

Balance as of December 31, 2012	300	2	302	741	164	142	592	1,639	707	2,648
Amortization for the year	0	0	0	99	32	36	112	279	239	518	[3]
Changes in the group of consolidated companies	0	0	0	(12)	0	0	6	(6)	0	(6)
Disposals	0	0	0	0	0	0	13	13	34	47
Reclassifications from (to) “held for sale”	0	0	0	(39)	0	0	(32)	(71)	(6)	(77)
Impairment losses	0	0	0	72	0	7	4	83	43	126	[4]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	0	10	10	(21)	(11)
Exchange rate changes	(13)	0	(13)	(25)	(2)	(5)	(12)	(44)	(19)	(76)

Balance as of December 31, 2013	287	2	289	836	194	180	667	1,877	909	3,075

Carrying amount:

As of December 31, 2012	578	438	1,016	778	684	544	346	2,352	1,554	4,922

As of December 31, 2013	553	439	992	613	636	481	269	1,999	1,867	4,858

[1]	The € 456 million were included in general and administrative expenses.
[2]

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

[3]	The € 518 million were included in general and administrative expenses.
[4]

Of which € 79 million were included in impairment of intangible assets, consisting of impairments of customer-related intangible assets (€ 72 million) and beneficial contracts (€ 7 million). Furthermore, € 47 million of impairments related to purchased (€ 4 million) and self-developed software (€ 43 million) were recorded in general and administrative expenses.

Deutsche Bank	2 – Consolidated Financial Statements	366
Financial Report 2013	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Amortizing Intangible Assets

Changes in amortizing other intangible assets recognized during 2013 mainly included additions of € 663 million to internally generated intangible assets, which represent the capitalization of expenses incurred in conjunction with the Group’s activities related to the development of own-used software. Impairments of € 83 million recorded on purchased other intangible assets were largely attributable to the commercial banking activities in the Netherlands (GTB), which had seen similar charges already in 2012. The impairment on self-developed software of € 43 million was largely a result of the reassessment of current platform software under the OpEx Programm.

In 2012, additions to internally-generated intangible assets were € 705 million. Impairments recorded on customer-related intangible assets totaling € 86 million included € 73 million in connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands (GTB) and € 13 million related to the realignment of PBC’s Consumer Banking proposition. The impairment of self-developed software of € 95 million was mainly the result of changes in the planned deployment of an IT system in DeAWM.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 41 “Insurance and Investment Contracts”).

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

Retail investment management agreements: These assets, amounting to € 553 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the DeAWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.

The recoverable amount of the asset was calculated as fair value less costs to sell using the multi-period excess earnings method. In 2013, there was no impairment. In 2012, a loss of € 202 million was recognized in the income statement as impairment of intangible assets. The impairment loss was predominantly due to declines in the expected development of invested asset flows, considering historical growth trends and impacts from the strategic review of the business conducted in 2012 as well as the competitive environment. In 2011, which also considered the then-announced strategic review of certain parts of the AM business, there was no impairment as the recoverable amount exceeded the carrying amount.

Deutsche Bank	2 – Consolidated Financial Statements	367
Financial Report 2013	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU DeAWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognized in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 411 million. The Sal. Oppenheim trademark was recognized at € 27 million. Since both trademarks are expected to generate cash flows for an indefinite period of time, they are classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. The recoverable amounts were calculated as the fair value less costs to sell of the trademarks based on the income approach using the relief-from-royalty method. Since acquisition, there have been no impairments.

26 –

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2013	Dec 31, 2012
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	574	0

Trading assets, Derivatives, Financial assets designated at fair value through P&L	525	0

Financial assets available for sale	2,917	4

Loans	2,032	0

Property and equipment	212	2

Other assets	411	101

Total assets classified as held for sale	6,670	107

Deposits, Central bank funds purchased and securities sold under resale agreements	4,425	0

Trading liabilities, Derivatives, Financial liabilities designated at fair value through P&L	439	0

Long-term debt	856	0

Other liabilities	544	78

Total liabilities classified as held for sale	6,264	78

As of December 31, 2013, there were € 2 million of unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale included in accumulated other comprehensive income (net of tax).

BHF-BANK

On September 20, 2012, the Group had announced that it reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International (“RHJI”), on the sale of BHF-BANK AG (“BHF-BANK”). The transaction was subject to substantial regulatory approvals from the BaFin. Following certain amendments made to the initial transaction structure, involving changes to the buyer consortium and the terms of the purchase consideration, the BaFin confirmed to RHJI in the fourth quarter 2013 that all of the regulatory filings submitted for the acquisition of BHF-BANK were considered complete. As a consequence of this, BaFin commenced the formal review period for the approval of the entire transaction, which expired in February 2014.

Based on these facts and circumstances, the Group concluded that a sale within one year is considered highly probable. Accordingly and as of December 31, 2013, the Group classified BHF-BANK as a disposal group held for sale, allocated within the Non-Core Operations Unit (NCOU). Its reclassification to the held-for-sale category triggered an impairment loss of € 183 million before income tax, which was recorded in other income of the Group’s income statement of the fourth quarter 2013. The associated post tax impact was € 125 million. Due to the revised transaction structure, the Group recognized an additional charge of € 14 million recorded in the Group’s income statement of the fourth quarter 2013.

Deutsche Bank	2 – Consolidated Financial Statements	368
Financial Report 2013	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

Out of the Group’s above mentioned total assets (liabilities) classified as held for sale, € 6.4 billion (€ 6.1 billion) are related to BHF-BANK. Its financial assets available for sale portfolio (€ 2.9 billion) included unrealized net gains of € 5 million, which were recognized directly in equity (accumulated other comprehensive income). These unrealized net gains remain in equity until the investment in BHF-BANK is sold, at which time the gain will be reclassified from accumulated other comprehensive income to the income statement.

On February 21, 2014, RHJI announced that the BaFin has confirmed that it has no objections to the proposed acquisition of BHF-BANK. The acquisition is subject to certain conditions prior to closing, which is expected to take place before the end of March 2014.

Other Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2013

During 2013, the Group had classified several office buildings as held for sale. The premises, which were previously held as property and equipment, are included within the Corporate Divisions Non-Core Operations Unit (NCOU) and Private & Business Clients (PBC). Each of the buildings is expected to be sold within one year. Their classification as held for sale did not result in an impairment loss, except the building held in PBC, for which an impairment charge of € 4 million was recorded in other income of the fourth quarter 2013.

Furthermore, the Group classified parts of its Wealth Management business in the UK as held for sale. The business, which is included in DeAWM, is expected to be sold within one year. Its classification as held for sale led to an impairment loss of € 5 million, which was recognized in other income of the fourth quarter 2013.

Also during 2013, the Group classified within CB&S several disposal groups consisting of foreclosures as held for sale. All assets are expected to be sold within one year. Their classification as held for sale did not result in an impairment loss. The respective assets have been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

Disposals in 2013

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	Building held as property and equipment.	None.	Fourth quarter 2013

Deutsche Asset & Wealth Management	Building held as property and equipment.	None.	Third quarter 2013

Global Transaction Banking	A wholly owned subsidiary, providing merchant acquiring services to multi-national clients.	None.	Second quarter 2013

Deutsche Asset & Wealth Management	Disposal group mainly consisting of real estate fund units.	None.	First quarter 2013

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2012

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Global Transaction Banking	A wholly owned subsidiary, providing merchant acquiring services to multi-national clients.	None.	Disposal in the second quarter 2013

Corporate Banking & Securities	Several disposal groups, consisting of foreclosure assets.	None.	Disposals in 2013

Deutsche Asset & Wealth Management	Disposal group mainly consisting of real estate fund units.	None.	Disposal in the first quarter 2013

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Deutsche Bank	2 – Consolidated Financial Statements	369
Financial Report 2013	Notes to the Consolidated Balance Sheet 27 – Other Assets and Other Liabilities

Disposals in 2012

Division	Disposal	Financial impact[1]	Date of the disposal
Former Corporate Investments	The exposure in Actavis mainly consisted of € 4.0 billion in loans and € 33 million in equity method investments.	As a result of the substantial progress towards an agreement for a third party to acquire Actavis, the Group recognized an impairment loss of € 257 million in the first quarter 2012, before its classification as held for sale. The classification as held for sale did not result in any additional impairment loss. Ongoing negotiations with the buyer may result in an adjustment to the contractual purchase price.	Fourth quarter 2012

Former Corporate Investments	Several buildings held as property and equipment.	None.	In 2012

Corporate Banking & Securities	A disposal group mainly including traded loans, mortgage servicing rights and financial guarantees.	An impairment loss of € 22 million was recorded in 2011.	First quarter 2012

Former Asset & Wealth Management	Several disposal groups and several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group.	None.	In 2012

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Change in Classification in 2012

Division	Change in classification	Financial impact[1]	Date and reason for change in classification
Corporate Banking & Securities	An investment in an associate.	The classification of the investment as held for sale led to an initial impairment loss of € 2 million in 2011 and, due to a change in the fair value less cost to sell, to a reversal of that impairment loss of € 2 million in the first quarter 2012.	Second quarter 2012, as despite attempts to sell there have not been any buyers.

[1]	Impairment losses and reversals of impairment losses are included in Other income.

27 –

Other Assets and Other Liabilities

in € m.	Dec 31, 2013	Dec 31, 2012
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	40,938	67,390
Receivables from prime brokerage	9,140	6,068
Pending securities transactions past settlement date	2,697	4,096
Receivables from unsettled regular way trades	30,410	19,758
Total brokerage and securities related receivables	83,185	97,312

Accrued interest receivable	3,236	3,238

Assets held for sale	6,670	107

Other	19,448	23,045

Total other assets	112,539	123,702

in € m.	Dec 31, 2013	Dec 31, 2012
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	53,435	74,650
Payables from prime brokerage	30,266	30,520
Pending securities transactions past settlement date	2,289	3,029
Payables from unsettled regular way trades	33,001	19,257
Total brokerage and securities related payables	118,992	127,456

Accrued interest payable	3,673	3,592

Liabilities held for sale	6,264	78

Other	34,666	47,972

Total other liabilities	163,595	179,099

Deutsche Bank	2 – Consolidated Financial Statements	370
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

For further details on the assets and liabilities held for sale please refer to Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

28 –

Deposits

in € m.	Dec 31, 2013	Dec 31, 2012
Noninterest-bearing demand deposits	149,471	143,917

Interest-bearing deposits
Demand deposits	140,813	135,041
Time deposits	127,787	172,007
Savings deposits	109,679	126,245

Total interest-bearing deposits	378,279	433,293

Total deposits	527,750	577,210

29 –

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational/ Litigation	Restructuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2012	919	822	0	106	549	2,396

Changes in the group of consolidated companies	0	0	0	0	(7)	(7)
New provisions	182	2,689	326	276	645	4,118
Amounts used	(130)	(815)	(141)	(39)	(142)	(1,267)
Unused amounts reversed	(4)	(82)	(20)	0	(225)	(331)
Effects from exchange rate fluctuations/Unwind of discount	(4)	(10)	0	(2)	4	(12)
Transfers	0	0	0	0	0	0
Other	0	0	0	0	(2)	(2)

Balance as of December 31, 2012	963	2,604	165	341	822	4,895
Changes in the group of consolidated companies	0	3	0	0	2	5
New provisions	200	2,673	344	119	408	3,744
Amounts used	(119)	(2,717)	(275)	(101)	(299)	(3,511)
Unused amounts reversed	(11)	(401)	(22)	0	(152)	(586)
Effects from exchange rate fluctuations/Unwind of discount	(19)	(38)	(6)	(14)	(10)	(87)
Transfers	(3)	(18)	1	0	(131)	(151)[2]
Other	0	0	0	0	0	0

Balance as of December 31, 2013	1,011	2,106	207	345	639	4,308

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

Deutsche Bank	2 – Consolidated Financial Statements	371
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

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

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of this business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of December 31, 2013, Deutsche Bank has approximately U.S. $ 5.0 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S. $ 475 million (€ 345 million) as of December 31, 2013.

As of December 31, 2013, Deutsche Bank has completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S. $ 4.4 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 65.4 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of the mortgage loans that it has sold, but cannot reliably estimate their timing or amount. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including deferred sales commissions, the provision for the United Kingdom bank levy and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank (see Note 38 “Related Party Transactions”).

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant con-

Deutsche Bank	2 – Consolidated Financial Statements	372
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

tingent liabilities for which the possibility of a future loss is more than remote but less than probable, the Group estimates the possible loss where the Group believes that an estimate can be made.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Where a provision has been taken for a particular claim, no contingent liability is recorded.

In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For the Bank’s significant matters where an estimate can be made, the Group currently estimates that, as of December 31, 2013, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.5 billion (2012: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

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

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article

Deutsche Bank	2 – Consolidated Financial Statements	373
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014.

In re Credit Default Swaps Antitrust Litigation. Several putative civil actions have been filed in federal court in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois against Deutsche Bank and numerous other credit default swap (CDS) dealer banks. All of the complaints allege that the banks conspired to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions, and seek to represent a class of individuals and entities located in the United States or abroad who, during a period from about October 2008 through the present, directly purchased CDS from or directly sold CDS to the defendants in the United States. On July 16, 2013, a motion was filed with the Joint Panel on Multidistrict Litigation to have all of the CDS civil actions consolidated for pretrial proceedings. On October 16, 2013, the Joint Panel transferred the CDS civil actions to the United States District Court for the Southern District of New York. An initial status conference was held on December 5, 2013. On December 13, 2013, the Court entered a Case Management Order stating that the CDS civil actions are consolidated for pretrial purposes. Lead plaintiffs filed their consolidated amended complaint on January 31, 2014. Defendants intend to file a motion to dismiss in March 2014.

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank’s bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank is cooperating with those investigations.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory authorities globally who are investigating trading in the foreign exchange market. The Bank is cooperating with those investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank is also named as a defendant in several putative class action complaints bringing antitrust claims relating to the alleged manipulation of foreign exchange rates.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for the Bank.

On December 4, 2013, Deutsche Bank announced that it had reached a settlement with the European Commission as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 466 million for the Euro interest rate derivatives and € 259 million for the Yen interest rate derivatives matters, respectively, or € 725 million in total. The settlement amount was already substantially reflected in Deutsche Bank’s existing litigation reserves, and no material additional reserves were necessary. The settlement amount reflects the high market share held by Deutsche Bank in certain of the markets investigated by the European Commission. Deutsche Bank remains exposed to civil litigation and further regulatory action relating to these benchmarks.

Deutsche Bank	2 – Consolidated Financial Statements	374
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

In the period from mid-2012 to early 2014, four financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, two financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. Dollar LIBOR. With two exceptions, all of the civil actions pending in the SDNY concerning U.S. Dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. Dollar LIBOR MDL). In March 2013, the District Court dismissed the federal and state antitrust claims, claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO) and certain state law claims that had been asserted in six amended complaints. Appeals to the United States Court of Appeals for the Second Circuit were dismissed as premature. Various motions are pending before the District Court. Additional complaints relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in, removed to, or transferred to the SDNY and are being coordinated as part of the U.S. Dollar LIBOR MDL. These additional actions have been stayed. One other action against Deutsche Bank and other banks concerning U.S. Dollar LIBOR was recently removed to the SDNY and defendants have requested that it be coordinated as part of the U.S. Dollar LIBOR MDL. An additional action concerning U.S. Dollar LIBOR is independently pending in the SDNY and is subject to a pending motion to dismiss.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. Motions to dismiss have been fully briefed and are scheduled for argument. Deutsche Bank was added as a defendant in an amended complaint filed in a putative class action concerning the alleged manipulation of Euribor. Defendants’ time to respond to that complaint has been stayed pending the filing of a further amended complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the Commodity Exchange Act, federal and state antitrust laws, the Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws.

Kirch Litigation. On February 20, 2014, at a court hearing before the Munich appellate court, the heir of Dr. Leo Kirch, as plaintiff in the Printbeteiligungs case, and KGL Pool GmbH on the one side and Deutsche Bank on the other side entered into a settlement agreement pursuant to which Deutsche Bank agreed to pay € 775 million (plus interest at the rate of 5 % p.a. since March 24, 2011 and costs in the amount of € 40 million) in consideration for the plaintiffs withdrawing their claims against Deutsche Bank.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

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

Deutsche Bank	2 – Consolidated Financial Statements	375
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

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

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. and Novastar Mortgage Corporation. These cases are in discovery.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in the putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

On April 17, 2013, Bank of America announced that it had reached a settlement in principle to dismiss various class action claims, which include the class action claims brought against underwriters, including Deutsche Bank, relating to RMBS issued by Countrywide Financial Corporation. Following preliminary and final fairness hearings, on December 17, 2013, the court entered a final judgment and order of dismissal with prejudice. The settlement did not require any payment by unaffiliated underwriters, including Deutsche Bank.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Assured Guaranty Municipal Corporation, Aozora Bank, Ltd., Bayerische Landesbank, Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), John Hancock, Knights of Columbus, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), The Charles Schwab Corporation, Triaxx Prime CDO 2006-1 Ltd., Triaxx Prime CDO 2006-1 LLC, Triaxx Prime CDO 2006-2 Ltd., Triaxx Prime CDO 2006-2 LLC, Triaxx Prime CDO 2007-1 Ltd. and Triaxx Prime CDO 2007-1 LLC. These civil litigations and arbitrations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On December 20, 2013, Deutsche Bank announced that it reached an agreement to resolve certain residential mortgage-backed securities litigation with the Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (the GSEs). As part of the agreement, Deutsche Bank paid € 1.4 billion. The settlement included dismissal of claims brought against Deutsche Bank in the United States Federal Court for the Southern District of New York relating to approximately U.S. $ 14.3 billion of RMBS purchased by the GSEs that were issued, sponsored and/or underwritten by Deutsche Bank and an agreement to resolve claims brought by or at the direction of the FHFA and/or the GSEs seeking the repurchase of mortgage loans contained in RMBS purchased by the GSEs. The

Deutsche Bank	2 – Consolidated Financial Statements	376
Financial Report 2013	Notes to the Consolidated Balance Sheet 29 – Provisions

settlement did not resolve two matters brought by the FHFA against Deutsche Bank as underwriter of RMBS issued by Countrywide Financial Corporation and Societe Generale and/or their affiliates. As underwriter, Deutsche Bank received a customary agreement of indemnity from Countrywide Financial Corporation and Societe Generale and/or their affiliates. On February 27, 2014, the FHFA and Societe Generale announced that they reached a settlement of the action concerning RMBS issued by Societe Generale. The settlement included a release of the claims asserted against all defendants in that action, including Deutsche Bank. The settlement did not require any payment by Deutsche Bank.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates, and on January 4, 2013, the court issued an opinion explaining the basis for this order. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims. The plaintiffs repled the claims dismissed without prejudice by filing a new complaint on February 4, 2013. On July 17, 2013, pursuant to the terms of separate settlement agreements, Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates dismissed the lawsuits that had been filed against Deutsche Bank. The financial terms of the settlements are not material to Deutsche Bank.

On July 16, 2012, the Minnesota District Court dismissed with prejudice without leave to replead claims by Moneygram Payment Systems, Inc., which the plaintiffs have appealed. On January 13, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota. On June 17, 2013, Moneygram filed an amended summons with notice and complaint in New York State Supreme Court. On July 22, 2013, the Minnesota Court of Appeals affirmed the dismissal of Deutsche Bank AG, but reversed the dismissal of Deutsche Bank Securities Inc. On October 15, 2013, the Minnesota Supreme Court denied Deutsche Bank Securities Inc.’s petition for writ of certiorari. Deutsche Bank has filed a petition for writ of certiorari to the United States Supreme Court.

Pursuant to terms of settlement agreements, litigations filed by Allstate Insurance Company, Cambridge Placement Investments Management Inc., Stichting Pensionfonds ABP, West Virginia Investment Management Board, The Union Central Life Insurance Company and The Western and Southern Life Insurance Co. were dismissed. The financial terms of each of these settlements are not material to Deutsche Bank.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of U.S. Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

Deutsche Bank	2 – Consolidated Financial Statements	377
Financial Report 2013	Notes to the Consolidated Balance Sheet 30 – Credit related Commitments and Contingent Liabilities

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

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2013	Dec 31, 2012
Irrevocable lending commitments	126,660	129,657

Contingent liabilities	65,630	68,358

Total	192,290	198,015

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short-/medium-term Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place.

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

Deutsche Bank	2 – Consolidated Financial Statements	378
Financial Report 2013	Notes to the Consolidated Balance Sheet 32 – Long-Term Debt and Trust Preferred Securities

31 –

Other Short-Term Borrowings

in € m.	Dec 31, 2013	Dec 31, 2012
Other short-term borrowings:

Commercial paper	20,852	23,616

Other	38,915	46,045

Total other short-term borrowings	59,767	69,661

32 –

Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2014	Due in 2015	Due in 2016	Due in 2017	Due in 2018	Due after 2018	Total Dec 31, 2013	Total Dec 31, 2012
Senior debt:

Bonds and notes:
Fixed rate	13,349	11,198	10,217	11,726	6,979	23,485	76,953	89,623
Floating rate	6,445	4,554	2,563	2,993	2,934	7,015	26,503	29,138

Subordinated debt:

Bonds and notes:
Fixed rate	392	656	500	0	70	1,404	3,022	4,218
Floating rate	3,254	107	0	0	50	1,146	4,557	4,567

Other	7,926	1,122	925	1,396	2,312	8,367	22,047	29,779

Total long-term debt	31,365	17,636	14,206	16,115	12,344	41,417	133,082	157,325

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2013 and 2012.

Trust Preferred Securities1

in € m.	Dec 31, 2013	Dec 31, 2012
Fixed rate	8,613	10,024

Floating rate	3,313	2,067

Total trust preferred securities	11,926	12,091

[1]	Perpetual instruments, redeemable at specific future dates at the Group’s option.

Deutsche Bank	2 – Consolidated Financial Statements	379
Financial Report 2013	Notes to the Consolidated Balance Sheet 33 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

33 –

Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2013
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	149,471	0	0	0	0

Interest bearing deposits	140,882	184,274	31,136	14,172	12,282

Trading liabilities[1]	55,804	0	0	0	0

Negative market values from derivative financial instruments[1]	483,428	0	0	0	0

Financial liabilities designated at fair value through profit or loss	50,477	54,193	4,241	6,330	4,880

Investment contract liabilities[2]	0	76	793	1,328	5,871

Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	20	35	238	323

Central bank funds purchased	2,056	0	400	0	0

Securities sold under repurchase agreements	6,485	4,630	645	0	0

Securities loaned	2,081	39	0	0	207

Other short-term borrowings	36,694	16,211	6,874	0	0

Long-term debt	840	16,663	16,713	67,325	50,105

Trust preferred securities	0	4,595	1,176	7,860	237

Other financial liabilities	131,998	3,946	669	722	107

Off-balance sheet loan commitments	104,075	0	0	0	0

Financial guarantees	20,605	0	0	0	0

Total[4]	1,184,896	284,645	62,682	97,975	74,012

[1]

Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

[2]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” for more detail on these contracts.

[3]	Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
[4]

The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Deutsche Bank	2 – Consolidated Financial Statements	380
Financial Report 2013	Notes to the Consolidated Balance Sheet
	33 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2012
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	143,918	0	0	0	0

Interest bearing deposits	136,625	234,048	35,496	19,035	16,005

Trading liabilities[1]	54,400	0	0	0	0

Negative market values from derivative financial instruments[1]	752,652	0	0	0	0

Financial liabilities designated at fair value through profit or loss	57,131	79,242	6,754	5,282	5,292

Investment contract liabilities[2]	0	53	788	1,225	5,666

Negative market values from derivative financial instruments qualifying for hedge accounting[3]	89	123	92	178	3,192

Central bank funds purchased	2,585	631	252	0	0

Securities sold under repurchase agreements	22,950	8,796	1,230	0	0

Securities loaned	3,110	96	0	0	33

Other short-term borrowings	18,611	41,761	9,376	0	0

Long-term debt	857	14,998	27,156	73,626	59,168

Trust preferred securities	0	2,956	2,410	5,522	3,818

Other financial liabilities	132,115	4,212	235	584	114

Off-balance sheet loan commitments	94,006	0	0	0	0

Financial guarantees[4]	20,507	0	0	0	0

Total[5]	1,439,556	386,919	83,790	105,454	93,289

[1]

Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

[2]

These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 41 “Insurance and Investment Contracts” for more detail on these contracts.

[3]	Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
[4]	Prior year numbers have been restated.
[5]

The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Deutsche Bank	2 – Consolidated Financial Statements	381
Financial Report 2013	Additional Notes
	34 – Common Shares

Additional Notes

34 –

Common Shares

Common Shares

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2012	929,499,640	(24,888,999)	904,610,641

Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Shares purchased for treasury	0	(381,117,111)	(381,117,111)
Shares sold or distributed from treasury	0	405,690,368	405,690,368

Common shares, December 31, 2012	929,499,640	(315,742)	929,183,898
Shares issued under share-based compensation plans	0	0	0
Capital increase	90,000,000	0	90,000,000
Shares purchased for treasury	0	(396,958,039)	(396,958,039)
Shares sold or distributed from treasury	0	397,101,877	397,101,877

Common shares, December 31, 2013	1,019,499,640	(171,904)	1,019,327,736

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

On April 30, 2013, Deutsche Bank AG issued 90 million new common shares at € 32.90 per share, resulting in total proceeds of € 3.0 billion. The shares were issued with full dividend rights for the year 2012 from authorized capital and without pre-emptive rights. Related transaction costs that were directly recorded in equity amounted to € 0.4 million, net of tax.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2013, Deutsche Bank AG had authorized but unissued capital of € 921,600,000 which may be issued in whole or in part until April 30, 2018. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date

€ 691,200,000	Cash	May not be excluded	April 30, 2016

€ 230,400,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2018

Deutsche Bank	2 – Consolidated Financial Statements	382
Financial Report 2013	Additional Notes 35 – Employee Benefits

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

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2015

€ 230,400,000	April 30, 2016

€ 230,400,000	April 30, 2017

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2013, 2012 and 2011, respectively.

	2013 (proposed)	2012	2011
Cash dividends declared (in € m.)[1]	765	764	689

Cash dividends declared per common share (in €)	0.75	0.75	0.75

[1]	Cash dividend for 2013 is based on the number of shares issued as of December 31, 2013.

No dividends have been declared since the balance sheet date.

35 –

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

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

Deutsche Bank	2 – Consolidated Financial Statements	383
Financial Report 2013	Additional Notes 35 – Employee Benefits

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsch Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2013	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual retention

		Or cliff vesting after 45 months[1]	Yes[2]	Members of Management Board or of Senior Management Group

	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

2012/ 2011	Annual Award	1/3: 12 months[4] 1/3: 24 months[4] 1/3: 36 months[4]	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

2010	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention

		Or cliff vesting after 45 months	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

2009	Annual Award	50%: 24 months 25%: 36 months 25%: 48 months	No	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

[1]	For members of the Management Board or of the Senior Management Group and all other regulated employees a further retention period of six months applies.
[2]	Early retirement provisions do not apply to members of the Management Board.
[3]	For members of the Management Board share delivery after a retention period of three years. For all other regulated employees share delivery after a retention period of six months.
[4]	For members of the Management Board a different schedule applies. For all other regulated employees share delivery after a further retention period of six months.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan (“GSPP”). The GSPP offers all active employees at participating Deutsche Bank entities the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the bank matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, over 20,000 staff from 31 countries enrolled in the fifth cycle that began in November 2013.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Deutsche Bank	2 – Consolidated Financial Statements	384
Financial Report 2013	Additional Notes 35 – Employee Benefits

Activity for Share Plans

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2011	69,695	€37.37

Granted	38,648	€30.00
Issued	(43,425)	€33.80
Forfeited	(2,419)	€38.37

Balance as of December 31, 2012	62,499	€35.25

Granted	26,250	€34.89
Issued	(35,555)	€37.37
Forfeited	(1,903)	€34.95

Balance as of December 31, 2013	51,291	€33.61

The table also includes the grants under the cash plan variant of the DB Equity Plan.

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 32 million, € 44 million and € 35 million for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, the grant volume of outstanding share awards was approximately € 1.7 billion. Thereof, € 1.2 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.5 billion as of December 31, 2013.

In addition to the amounts shown in the table above, approximately 11.8 million shares were issued to plan participants in February 2014, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.4 million units under the cash plan variant of this DB Equity Plan).

Furthermore, in February 2014 the Group granted awards of approximately 25 million units, with a grant value of € 35.44 per unit under the DB Equity Plan with modified plan conditions for 2014. Approximately 0.6 million units of these grants were made under the cash plan variant of this DB Equity Plan.

Taking into account the units issued and granted in February 2014 the balance of outstanding share awards as of month-end February 2014 is approximately 65 million units.

Post-employment Benefit Plans

Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group’s plans are accounted for based on the nature and substance of the plan. Generally, for defined benefit plans the value of a participant’s accrued benefit is based on each employee’s remuneration and length of service; contributions to defined contribution plans are typically based on a percentage of each employee’s remuneration. The rest of this note focuses predominantly on the Group’s defined benefit plans.

Deutsche Bank	2 – Consolidated Financial Statements	385
Financial Report 2013	Additional Notes 35 – Employee Benefits

The Group’s defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine to some extent the design and financing of the benefit plans. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group’s obligations.

	Dec 31, 2013

in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,670	659	359	671	5,359
Participants in deferred status	1,577	1,894	399	122	3,992
Participants in payment status	4,240	1,035	378	229	5,882

Total defined benefit obligation	9,487	3,588	1,136	1,022	15,233

Fair value of plan assets	9,142	4,099	856	921	15,018

Funding ratio (in %)	96	114	75	90	99

					Dec 31, 2012

in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,583	605	405	741	5,334
Participants in deferred status	1,540	1,742	450	135	3,867
Participants in payment status	4,140	952	426	253	5,771

Total defined benefit obligation	9,263	3,299	1,281	1,129	14,972

Fair value of plan assets	7,741	3,980	949	932	13,602

Funding ratio (in %)	84	121	74	83	91

The majority of the Group’s defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligations relate to Switzerland and the Netherlands. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee works councils or their equivalent. The Group’s main pension plans are governed by boards of trustees, fiduciaries or their equivalent.

Post-employment benefits can form an important part of an employee’s total remuneration. The Group’s approach is that their design shall be attractive to employees in the respective market, but sustainable for the Group to provide over the longer term. At the same time, the Group tries to limit its risks related to provision of such benefits. Consequently the Group has moved to offer defined contribution plans in many locations over recent years.

In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the Group credits an annual amount to individuals’ accounts based on an employee’s current salary. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, in particular in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. In the United Kingdom, the main defined benefit pension plan was redesigned in 2011 for active employees still eligible to the plan to reduce the overall long-term risk exposure to the Group. Upon retirement, beneficiaries may usually opt for a lump sum or for conversion of the accumulated account balance into an annuity. This conversion is often based on market conditions and mortality assumptions at retirement.

Deutsche Bank	2 – Consolidated Financial Statements	386
Financial Report 2013	Additional Notes 35 – Employee Benefits

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The latter plans pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 151 million and € 164 million at December 31, 2013 and December 31, 2012, respectively. In combination with the benefit structure, these plans represent limited risk for the Group.

The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service, and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2013	375	70	107	102	654
Benefits expected to be paid 2014	377	66	65	61	569
Benefits expected to be paid 2015	385	73	63	57	578
Benefits expected to be paid 2016	401	77	66	57	601
Benefits expected to be paid 2017	422	87	66	58	633
Benefits expected to be paid 2018	445	93	66	59	663
Benefits expected to be paid 2019 - 2023	2,532	605	351	293	3,781
Weighted average duration of defined benefit obligation (in years)	14	20	12	15	15

Multi-employer Plans

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. BVV is a multi-employer defined benefit plan, however the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees. The main reason for this treatment is that the BVV does not fully allocate plan assets to beneficiaries nor to member companies. According to the BVV’s most recent disclosures, there is no current deficit in the plan that may affect the amount of future Group contributions. Furthermore, plan surplus emerging in the future will be distributed to the plan members, hence it cannot reduce future Group contributions. If the BVV were to be wound up in the future, there would be no additional liability to the Group.

The Group’s expenses for defined contribution plans also include annual contributions by Deutsche Postbank AG to the pension fund for postal civil servants in Germany. Responsibility for the liability for these benefits lies with the German government.

Deutsche Bank	2 – Consolidated Financial Statements	387
Financial Report 2013	Additional Notes
	35 – Employee Benefits

Governance and Risk

The Group established a Pensions Risk Committee chaired by a Management Board member to oversee its pension and related risks on a global basis. This Committee meets quarterly, reports directly to the Management Board and is supported by the Pensions Operating Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the Group related to market developments (i.e., interest rate, credit spread, price inflation, etc.), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (i.e., longevity, etc.). Especially during and after acquisitions or changes in the external environment (i.e., legislation, taxation, etc.), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources. To the extent the pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

In the Group’s key pension countries, the Group’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, price inflation and longevity, although these have been partially mitigated through the investment strategy adopted.

Overall, the Group seeks to minimize the impact of pensions on the Group’s financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits. The Group measures its pension risk exposures on a regular basis using specific metrics and stress scenarios developed by the Group for this purpose.

Funding

The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The Group’s funding policy is to maintain coverage of the defined benefit obligation by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g. when local regulations or practices change. Obligations for the Group’s unfunded plans are accrued on the balance sheet.

For most of the externally funded defined benefit plans there are minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group’s funding policy. There are some locations, e.g. the United Kingdom, where the trustees and the Bank jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the nearly fully funded position and the investment strategy adopted in the Group’s key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. For example, in the United Kingdom and the United States, the main plan funding contributions in these countries are expected to be broadly nil in 2014. In Germany, no minimum funding requirements typically apply, however the Group will consider cash contributions into the external pension trusts in the fourth quarter of 2014, with reference to the Group’s funding policy.

For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

Deutsche Bank	2 – Consolidated Financial Statements	388
Financial Report 2013	Additional Notes 35 – Employee Benefits

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to local actuaries on setting actuarial assumptions to ensure consistency globally.

The key actuarial assumptions applied in determining the defined benefit obligations at December 31 are presented below in the form of weighted averages.

	Dec 31, 2013				Dec 31, 2012
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	3.6	4.5	4.8	3.4	3.7	4.6	3.8	3.0
Rate of price inflation (in %)	1.9	3.7	2.3	2.2	2.1	3.3	2.4	2.2
Rate of nominal increase in future compensation levels (in %)	2.8	4.7	2.3	3.1	3.0	4.3	2.4	3.2
Rate of nominal increase for pensions in payment (in %)	1.9	3.5	2.3	1.4	2.1	3.2	2.4	1.2
Assumed life expectancy at age 65
For a male aged 65 at measurement date	18.7	23.6	19.1	21.0	18.6	23.6	19.0	21.4
For a female aged 65 at measurement date	22.8	25.2	20.9	23.3	22.7	25.3	20.8	23.9
For a male aged 45 at measurement date	21.4	25.3	20.5	22.6	21.3	25.3	20.4	23.1
For a female aged 45 at measurement date	25.3	27.0	21.7	24.7	25.2	27.3	21.7	25.4
Mortality tables applied	Richttafeln Heubeck 2005G	SAPS Light with CMI 2010 projections	RP2000 Combined Healthy	Country specific tables	Richttafeln Heubeck 2005G	SAPS Light with CMI 2010 projections	RP2000 Combined Healthy	Country specific tables

[1]	Cash balance interest crediting rate in line with the 30-year US government bond yield.

For the Group’s most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve reflecting the actual timing, amount and currency of the future expected benefit payments for the respective plan. Consistent discount rates are used across all plans in each currency zone, based on the assumption applicable for the Group’s largest plan in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate at each measurement date with a duration consistent with the respective plan’s obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group’s reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements.

Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

Deutsche Bank	2 – Consolidated Financial Statements	389
Financial Report 2013	Additional Notes 35 – Employee Benefits

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

The following tables set out the reconciliation of the movement of post-employment defined benefit plan liabilities and assets for 2013 and 2012 respectively in accordance with IAS 19R. The figures for 2012 have been adjusted to be in accordance with IAS 19R, so do not exactly reconcile with the amounts presented in the Group’s Financial Report 2012.

	2013
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:

Balance, beginning of year	9,263	3,299	1,281	1,129	14,972

Defined benefit cost recognized in Profit & Loss
Current service cost	163	28	24	70	285
Interest cost	340	145	48	33	566
Past service cost and gain or loss arising from settlements	19	2	(3)	(42)	(24)
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in demographic assumptions	(1)	(34)	1	(2)	(36)
Actuarial gain or loss arising from changes in financial assumptions	(4)	278	(71)	(12)	191
Actuarial gain or loss arising from experience	(12)	3	14	(10)	(5)
Cash flow and other changes
Contributions by plan participants	5	0	0	14	19
Benefits paid	(375)	(70)	(107)	(102)	(654)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/ Divestitures [1]	90	0	0	0	90
Exchange rate changes	0	(63)	(51)	(40)	(154)
Other	(1)	0	0	(16)[2]	(17)

Balance, end of year	9,487	3,588	1,136	1,022	15,233

thereof:
Unfunded	7	14	154	137	312
Funded	9,480	3,574	982	885	14,921

Change in fair value of plan assets:

Balance, beginning of year	7,741	3,980	949	932	13,602

Defined benefit cost recognized in Profit & Loss
Interest income	316	175	35	30	556
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(601)	98	(46)	(8)	(557)
Cash flow and other changes
Contributions by plan participants	5	0	0	14	19
Contributions by the employer	1,960	3	53	53	2,069
Benefits paid [3]	(352)	(69)	(95)	(79)	(595)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/ Divestitures [1]	73	0	0	0	73
Exchange rate changes	0	(81)	(38)	(19)	(138)
Plan administration costs	0	(7)	(2)	(2)	(11)

Balance, end of year	9,142	4,099	856	921	15,018

Funded status, end of year	(345)	511	(280)	(101)	(215)

Change in irrecoverable surplus (asset ceiling)

Balance, beginning of year	0	0	0	0	0

Changes in irrecoverable surplus	0	0	0	(29)	(29)

Balance, end of year	0	0	0	(29)	(29)

Net asset (liability) recognized	(345)	511	(280)	(130)	(244)[4]

[1]	DB Investment Services.
[2]	Reclassification of post-employment benefit plan as other long-term employee benefit plan.
[3]	For funded plans only.
[4]	Thereof recognized € 628 million in Other assets and € 840 million in Other liabilities. In addition € 25 million and € 57 million are recognized in Assets and Liabilities held for sale, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	390
Financial Report 2013	Additional Notes 35 – Employee Benefits

	2012
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation: [1]

Balance, beginning of year	7,984	2,904	1,232	1,000	13,120

Defined benefit cost recognized in Profit & Loss
Current service cost	140	28	27	62	257
Interest cost	385	149	54	38	626
Past service cost and gain or loss arising from settlements	17	2	0	13	32
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in demographic assumptions	0	2	29	4	35
Actuarial gain or loss arising from changes in financial assumptions	1,181	208	98	97	1,584
Actuarial gain or loss arising from experience	(67)	(2)	(45)	(14)	(128)
Cash flow and other changes
Contributions by plan participants	4	0	0	15	19
Benefits paid	(382)	(68)	(97)	(76)	(623)
Payments in respect to settlements	0	0	0	(2)	(2)
Acquisitions/ Divestitures	0	0	0	0	0
Exchange rate changes	0	76	(24)	(9)	43
Other [2]	1	0	7	1	9

Balance, end of year	9,263	3,299	1,281	1,129	14,972

thereof:
Unfunded	1,152	14	177	172	1,515
Funded	8,111	3,285	1,104	957	13,457

Change in fair value of plan assets:

Balance, beginning of year	7,085	3,765	933	811	12,594

Defined benefit cost recognized in Profit & Loss
Interest income	347	194	40	34	615
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	550	(35)	47	50	612
Cash flow and other changes
Contributions by plan participants	4	0	0	15	19
Contributions by the employer	46	26	36	53	161
Benefits paid [3]	(291)	(67)	(87)	(32)	(477)
Payments in respect to settlements	0	0	0	(2)	(2)
Acquisitions/ Divestitures	0	0	0	0	0
Exchange rate changes	0	99	(18)	4	85
Plan administration costs	0	(2)	(2)	(1)	(5)

Balance, end of year	7,741	3,980	949	932	13,602

Funded status, end of year	(1,522)	681	(332)	(197)	(1,370)

Change in irrecoverable surplus (asset ceiling)

Balance, beginning of year	0	0	0	0	0

Changes in irrecoverable surplus	0	0	0	0	0

Balance, end of year	0	0	0	0	0

Net asset (liability) recognized	(1,522)	681	(332)	(197)	(1,370)[4]

1	Comparative figures for 2012 are adjusted for the impact by application of IAS 19R.
2	Includes opening balances of first time application of smaller plans.
3	For funded plans only.
4	Thereof recognized € 926 million in Other assets and € 2,296 million in Other liabilities.

There are no reimbursement rights for the Group.

Deutsche Bank	2 – Consolidated Financial Statements	391
Financial Report 2013	Additional Notes
	35 – Employee Benefits

Restructuring has led to plan amendments and curtailments in Switzerland, resulting in a decrease in the related pension obligation during 2013. € 46 million of this reduction has been recognized as a past service credit in 2013. The restructuring has led to the plan’s assets exceeding its defined benefit obligations at December 31, 2013. The Group has recognized a € 29 million irrecoverable surplus because it does not expect to be able to realize the full economic benefit of this position; the economic benefit of the component treated as an asset is estimated based on the present value of the expected potential future reduction in Group contributions.

In terms of post-employment benefit plan assets, in addition to regular contributions the Group made to the external pension trusts in 2013, contributions of around € 1.45 billion were made to fund the majority of Postbank’s previously underfunded defined benefit obligations in Germany.

Investment Strategy

The Group’s primary investment objective is to immunize the Group to large swings in the funded status of its defined benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group’s costs of providing the benefits to employees in the long term.

For the majority of the Group’s funded defined benefit plans, a liability driven investment (LDI) approach is applied. The aim is to minimize risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements. This is achieved by allocating plan assets to match closely the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.

Where the desired hedging level for these risks cannot be achieved with physical instruments (i.e., corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate and inflation swaps. Other instruments are also used, such as credit default swaps and interest rate futures. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further asset categories to create long-term return enhancement and diversification benefits such as equity, real estate, high yield bonds or emerging markets bonds.

Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group’s funded defined benefit plans applying a full “look through” approach to determining its exposures to key asset classes, i.e. exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

Asset amounts in the following table include both “quoted” (i.e. Level 1 assets in accordance with IFRS 13 – amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and “other” (i.e. Level 2 and 3 assets in accordance with IFRS 13) assets.

Deutsche Bank	2 – Consolidated Financial Statements	392
Financial Report 2013	Additional Notes
	35 – Employee Benefits

	Dec 31, 2013					Dec 31, 2012
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	133	134	40	59	366	57	61	44	65	227

Equity instruments[1]	138	486	84	259	967	532	409	86	166	1,193

Investment-grade bonds[2]
Government	3,886	1,201	312	227	5,626	1,933	1,146	337	251	3,667
Non-government bonds	5,118	1,513	333	247	7,211	4,815	2,005	353	271	7,444

Non-investment-grade bonds
Government	103	0	0	1	104	143	109	8	4	264
Non-government bonds	135	45	4	22	206	394	13	6	28	441

Structured products	20	531	40	22	613	5	212	68	21	306

Insurance	0	0	0	41	41	0	0	0	40	40

Alternatives
Real estate	59	95	0	30	184	40	93	0	30	163
Commodities	25	0	0	2	27	55	0	0	6	61
Private equity	50	1	0	0	51	49	0	0	0	49
Other	40	0	0	3	43	63	0	0	21	84

Derivatives (Market Value)
Interest rate	(267)	62	43	7	(155)	(48)	(44)	47	26	(19)
Credit	36	0	0	0	36	(116)	0	0	(1)	(117)
Inflation	(349)	29	0	0	(320)	(222)	(24)	0	(14)	(260)
Foreign exchange	18	2	0	1	21	38	0	0	1	39
Other	(3)	0	0	0	(3)	3	0	0	17	20

Total fair value of plan assets	9,142	4,099	856	921	15,018	7,741	3,980	949	932	13,602

[1]	Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. in UK the benchmark is the MSCI All Countries World Index.
[2]	Investment-Grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A rating.

The following table sets out the Group’s funded defined benefit plan assets invested in “quoted” assets, i.e. Level 1 assets in accordance with IFRS 13. A consistent breakdown is shown for reference purposes.

	Dec 31, 2013					Dec 31, 2012
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	133	132	35	59	359	57	61	44	65	227

Equity instruments	99	486	84	259	928	528	409	86	145	1,168

Investment-grade bonds
Government	3,048	1,201	0	219	4,468	1,912	1,146	0	239	3,297
Non-government bonds	0	0	0	0	0	0	0	0	0	0

Non-investment-grade bonds
Government	0	0	0	0	0	0	0	0	0	0
Non-government bonds	0	0	0	0	0	0	0	0	0	0

Structured products	0	0	0	0	0	0	0	0	0	0

Insurance	0	0	0	0	0	0	0	0	0	0

Alternatives
Real estate	0	0	0	0	0	0	0	0	0	0
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0

Derivatives (Market Value)
Interest rate	0	0	0	0	0	0	0	0	0	0
Credit	0	0	0	0	0	0	0	0	0	0
Inflation	0	0	0	0	0	0	0	0	0	0
Foreign exchange	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0

Total fair value of quoted plan assets	3,280	1,819	119	537	5,755	2,497	1,616	130	449	4,692

Deutsche Bank	2 – Consolidated Financial Statements	393
Financial Report 2013	Additional Notes
	35 – Employee Benefits

All the remaining assets are invested in “other” assets, the majority of which are invested in Level 2 assets in accordance with IFRS 13, being primarily investment-grade corporate bonds. A relatively small element overall is in Level 3 assets in accordance with IFRS 13, being primarily real estate, insurance policies and derivative contracts.

The following table shows the asset allocation of the Group’s funded defined benefit plans by key geography at December 31, 2013. Asset amounts include both “quoted” and “unquoted” assets.

	Dec 31, 2013
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	133	134	40	25	28	6	366
Equity instruments	176	84	315	87	221	84	967
Government bonds[1]	3,175	1,226	346	394	34	555	5,730
Non-government bonds (investment-grade and above)	686	1,025	1,627	2,739[2]	855	279	7,211
Non-government bonds (non-investment-grade)	5	28	84	55	20	14	206
Structured products	21	534	39	10	8	1	613

Subtotal	4,196	3,031	2,451	3,310	1,166	939	15,093
Other asset categories							(75)

Fair value of plan assets							15,018

[1]	Includes investment-grade and non-investment-grade government bonds.
[2]	Majority of this amount relates to bonds of French and Dutch corporate bonds.

Plan assets at December 31, 2013 include derivative transactions with Group entities with a negative market value of € 419 million. There are € 2 million of securities issued by the Group included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

Sensitivity to Key Assumptions

The Group’s defined benefit obligations are sensitive to changes in actuarial assumptions. Sensitivity to key assumption changes are presented in the following table. Each assumption is changed in isolation. Sensitivities are approximated using extrapolation methods based on plan durations for the respective assumption. Duration is a standard measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.

For example, the discount rate duration is derived from the change in the defined benefit obligation to a change in the discount rate based on information provided by the local actuaries of the respective plans. The resulting duration is used to estimate the remeasurement liability loss or gain from changes in the discount rate. For other assumptions, a similar approach is used to derive the respective sensitivity results.

Since the Group applies an LDI approach in the majority of its funded defined benefit plans, changes in market conditions will impact the actuarial assumptions – mainly discount rate and price inflation rate – as well as the plan assets. Consequently, to aid understanding of the Group’s risk exposures related to key market movements, the net impact of the change in the defined benefit obligations and plan assets is shown; for sensitivities to changes in actuarial assumptions that do not impact the plan assets, only the impact on the defined benefit obligations is shown.

Asset-related sensitivities are derived for the Group’s major plans by using risk sensitivity factors determined by the Group’s Market Risk Management function. These sensitivities are calculated based on information provided by the plans’ investment managers.

Deutsche Bank	2 – Consolidated Financial Statements	394
Financial Report 2013	Additional Notes
	35 – Employee Benefits

The sensitivities illustrate plausible possible variations over time in the key actuarial assumptions. The Group is not in a position to provide a view on the likelihood of these changes in assumptions. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in the key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

	Dec 31, 2013				Dec 31, 2012
in € m.	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Discount rate (-100 bp):
(Increase) in DBO	(1,355)	(800)	(60)	(155)	(1,305)	(715)	(90)	(180)
Expected increase in plan assets[1]	1,200	640	55	85	950	660	75	90

Expected net impact on funded status (de-) increase	(155)	(160)	(5)	(70)	(355)	(55)	(15)	(90)

Discount rate (+100 bp):
Decrease in DBO	1,185	650	55	130	1,140	585	80	150
Expected (decrease) in plan assets[1]	(1,200)	(640)	(55)	(85)	(950)	(660)	(75)	(90)

Expected net impact on funded status (de-) increase	(15)	10	0	45	190	(75)	5	60

Credit spread (-100 bp):
(Increase) in DBO	(1,355)	(800)	(140)	(155)	(1,305)	(715)	(175)	(180)
Expected increase in plan assets[1]	705	170	35	20	805	185	35	20

Expected net impact on funded status (de-) increase	(650)	(630)	(105)	(135)	(500)	(530)	(140)	(160)

Credit spread (+100 bp):
Decrease in DBO	1,185	650	125	130	1,140	585	155	150
Expected (decrease) in plan assets[1]	(705)	(170)	(35)	(20)	(805)	(185)	(35)	(20)

Expected net impact on funded status (de-) increase	480	480	90	110	335	400	120	130

Rate of price inflation (-50 bp):[2]
Decrease in DBO	325	265	0	55	325	250	0	55
Expected (decrease) in plan assets[1]	(195)	(260)	0	(15)	(225)	(275)	0	(15)

Expected net impact on funded status (de-) increase	130	5	0	40	100	(25)	0	40

Rate of price inflation (+50 bp):[2]
(Increase) in DBO	(335)	(285)	0	(60)	(340)	(270)	0	(55)
Expected increase in plan assets[1]	195	260	0	15	225	275	0	15

Expected net impact on funded status (de-) increase	(140)	(25)	0	(45)	(115)	5	0	(40)

Rate of real increase in future compensation levels (-50 bp):
Decrease in DBO, net impact on funded status	70	10	0	20	75	15	0	25

Rate of real increase in future compensation levels (+50 bp):
(Increase) in DBO, net impact on funded status	(70)	(10)	0	(20)	(75)	(15)	0	(30)

Longevity improvements by 10%:[3]
(Increase) in DBO, net impact on funded status	(220)	(75)	(20)	(15)	(210)	(60)	(25)	(15)

[1]

Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, UK, the U.S., Channel Islands, Switzerland, the Netherlands and Belgium which cover over 99 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation.

[2]	Incorporates sensitivity to changes in nominal increase for pensions in payment to the extent linked to the price inflation assumption.
[3]	Estimated to be equivalent to an increase of around 1 year in overall life expectancy.

Deutsche Bank	2 – Consolidated Financial Statements	395
Financial Report 2013	Additional Notes 36 – Income Taxes

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2014, including contributions to the Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

2014
in € m.	Total
Expected contributions to
Defined benefit plan assets	215
BVV	50
Pension fund for Postbank’s postal civil servants	100
Other defined contribution plans	230
Expected benefit payments for unfunded defined benefit plans	35

Expected total cash flow related to post-employment benefits	630

Expense of employee benefits

The following table presents a breakdown of the expenses for post-employment benefits and share-based payments according to the requirements of IAS 19R and IFRS 2 respectively, and contains such amounts which have been recognized as part of restructuring expenses.

in € m.	2013	2012	2011
Expenses for defined benefit plans:[1]
Service cost	261	289	243
Net interest cost (income)	10	11	42

Total expenses defined benefit plans	271	300	285

Expenses for defined contribution plans:
BVV	51	51	53
Pension fund for Postbank’s postal civil servants	97	105	112
Other defined contribution plans	221	219	186

Total expenses for defined contribution plans	369	375	351

Total expenses for post-employment benefit plans	640	675	636

Employer contributions to mandatory German social security pension plan	230	231	226

Expenses for share-based payments:
Expenses for share-based payments, equity settled	918	1,097	1,261
Expenses for share-based payments, cash settled	29	17	28

[1]	Comparative figures for 2011 and 2012 are adjusted for the impact by application of IAS 19R.

36 –

Income Taxes

in € m.	2013	2012	2011
Current tax expense (benefit):
Tax expense (benefit) for current year	913	731	1,683
Adjustments for prior years[1]	41	(956)	(232)

Total current tax expense (benefit)	954	(225)	1,451

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	7	579	(143)
Effect of changes in tax law and/or tax rate	35	9	110
Adjustments for prior years[1]	(221)	135	(354)

Total deferred tax expense (benefit)	(179)	723	(387)

Total income tax expense (benefit)	775	498	1,064

[1]	In 2012, adjustments for prior years include a current tax benefit of € 435 million with an offsetting equal amount in deferred tax expense.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 23 million in 2013, an income tax expense of € 12 million in 2012 and an income tax benefit of € 28 million in 2011.

Deutsche Bank	2 – Consolidated Financial Statements	396
Financial Report 2013	Additional Notes 36 – Income Taxes

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 3 million in 2013. In 2012 these effects increased the current tax benefit by € 94 million and reduced the current tax expense by € 35 million in 2011.

Total deferred tax benefit includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which increased the deferred tax benefit by € 237 million in 2013. In 2012 these effects increased the deferred tax expense by € 91 million and increased the deferred tax benefit by € 262 million in 2011.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense

in € m.	2013	2012	2011
Expected tax expense at domestic income tax rate of 31% (31 % for 2012 and 30.8 % for 2011)	451	252	1,657

Foreign rate differential	154	36	(28)

Tax-exempt gains on securities and other income	(337)	(497)	(467)

Loss (income) on equity method investments	(84)	(74)	(39)

Nondeductible expenses	571	563	297

Impairments of goodwill	0	630	0

Changes in recognition and measurement of deferred tax assets [1]	(240)	(3)	(297)

Effect of changes in tax law and/or tax rate	35	9	110

Effect related to share-based payments	(5)	(17)	90

Effect of policyholder tax	23	12	(28)

Other [1]	207	(413)	(231)

Actual income tax expense (benefit)	775	498	1,064

[1]	Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets” and “Other”.

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2013 and 2012 “Other” in the preceding table mainly includes the effects of settling these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the year ended December 31, 2013. For 2012 the domestic income tax rate was 31 % and for 2011 30.8%.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2013	2012	2011
Actuarial gains/losses related to defined benefit plans	58	407	(50)

Financial assets available for sale:
Unrealized net gains/losses arising during the period	(21)	(539)	173
Net gains/losses reclassified to profit or loss	103	6	(11)

Derivatives hedging variability of cash flows:
Unrealized net gains/losses arising during the period	(58)	(5)	92
Net gains/losses reclassified to profit or loss	(10)	(13)	(1)

Other equity movement:
Unrealized net gains/losses arising during the period	(175)	104	(129)
Net gains/losses reclassified to profit or loss	1	0	1

Income taxes (charged) credited to other comprehensive income	(102)	(40)	75

Other income taxes (charged) credited to equity	65	34	46

Deutsche Bank	2 – Consolidated Financial Statements	397
Financial Report 2013	Additional Notes
	36 – Income Taxes

Major components of the Group’s gross deferred income tax assets and liabilities

in € m.	Dec 31, 2013	Dec 31, 2012
Deferred tax assets:
Unused tax losses	2,300	1,800
Unused tax credits	191	166
Deductible temporary differences:
Trading activities	8,719	12,114
Property and equipment	796	829
Other assets	2,355	2,758
Securities valuation	280	524
Allowance for loan losses	814	750
Other provisions	952	1,503
Other liabilities	1,103	890

Total deferred tax assets pre offsetting	17,510	21,334

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	8,024	11,105
Property and equipment	49	48
Other assets	843	1,037
Securities valuation	1,123	1,217
Allowance for loan losses	97	108
Other provisions	298	455
Other liabilities	1,106	1,099

Total deferred tax liabilities pre offsetting	11,540	15,069

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2013	Dec 31, 2012
Presented as deferred tax assets	7,071	7,712

Presented as deferred tax liabilities	1,101	1,447

Net deferred tax assets	5,970	6,265

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

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2013 [1]	Dec 31, 2012 [1]
Deductible temporary differences	(341)	(332)

Not expiring	(3,720)	(3,064)
Expiring in subsequent period	(1)	(10)
Expiring after subsequent period	(1,671)	(2,227)

Unused tax losses	(5,392)	(5,301)

Expiring after subsequent period	(224)	(287)

Unused tax credits	(224)	(287)

[1]	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2013 and December 31, 2012, the Group recognized deferred tax assets of € 5.4 billion and € 1.3 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

Deutsche Bank	2 – Consolidated Financial Statements	398
Financial Report 2013	Additional Notes 37 – Derivatives

As of December 31, 2013 and December 31, 2012, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 120 million and € 138 million respectively, in respect of which no deferred tax liabilities were recognized.

37 –

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

In accordance with the Group’s accounting policy relating to derivatives and hedge accounting as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”, all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

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

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

Fair Value Hedge Accounting

The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

	Dec 31, 2013		Dec 31, 2012

in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as fair value hedges	2,810	200	7,990	2,455

For the years ended December 31, 2013, 2012 and 2011, a loss of € 2.4 billion, a loss of € 0.1 billion and a gain of € 2.2 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a gain of € 1.7 billion and losses of € 0.4 billion and € 1.5 billion, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	399
Financial Report 2013	Additional Notes
	37 – Derivatives

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps, equity index swaps and foreign exchange forwards, in order to protect itself against exposure to variability in interest rates, equities and exchange rates.

	Dec 31, 2013		Dec 31, 2012
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as cash flow hedges	30	276	137	430

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2013
Cash inflows from assets	80	110	53	136
Cash outflows from liabilities	(25)	(37)	(37)	(36)

Net cash flows 2013	55	73	16	100

As of December 31, 2012
Cash inflows from assets	80	133	89	262
Cash outflows from liabilities	(26)	(44)	(33)	(51)

Net cash flows 2012	54	89	56	211

Of these expected future cash flows, most will arise in relation to the Group’s largest cash flow hedging program, Maher Terminals LLC.

Cash Flow Hedge Balances

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Reported in Equity 1	(215)	(341)	(427)
thereof relates to terminated programs	(16)	(17)	(26)

Gains (losses) posted to equity for the year ended	91	42	(141)
Gains (losses) removed from equity for the year ended	(35)	(45)	(3)
Ineffectiveness recorded within P&L	1	1	0

[1]	Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

As of December 31, 2013 the longest term cash flow hedge matures in 2027.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

	Dec 31, 2013		Dec 31, 2012
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as net investment hedges	1,171	141	244	790

For the years ended December 31, 2013, 2012 and 2011, losses of € 320 million, € 357 million and € 218 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

Deutsche Bank	2 – Consolidated Financial Statements	400
Financial Report 2013	Additional Notes 38 – Related Party Transactions

38 –

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

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

Compensation expense of key management personnel

in € m.	2013	2012	2011
Short-term employee benefits	18	17	14

Post-employment benefits	3	3	3

Other long-term benefits	6	14	6

Termination benefits	0	15	0

Share-based payment	8	16	5

Total	35	65	28

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted up to € 1 million as of December 31, 2013, € 1.6 million as of December 31, 2012 and € 2 million as of December 31, 2011.

Among the Group’s transactions with key management personnel as of December 31, 2013 were loans and commitments of € 4 million and deposits of € 12 million. As of December 31, 2012, the Group’s transactions with key management personnel were loans and commitment of € 7 million and deposits of € 13 million.

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

Deutsche Bank	2 – Consolidated Financial Statements	401
Financial Report 2013	Additional Notes
	38 – Related Party Transactions

Loans

in € m.	2013	2012
Loans outstanding, beginning of year	918	5,151

Loans issued during the year	528	436
Loan repayment during the year	676	4,610[1]
Changes in the group of consolidated companies	(397)[2]	0
Exchange rate changes/other	(16)	(58)

Loans outstanding, end of year[3]	357	918

Other credit risk related transactions:

Allowance for loan losses	6	47

Provision for loan losses	0	47

Guarantees and commitments	54	55

[1]	The increase in repayments during 2012 is mainly related to the sale of a restructured loan transaction in Europe.
[2]

In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[3]

Loans past due were € 2 million as of December 31, 2013 and € 3 million as of December 31, 2012. For the above loans the Group held collateral of € 73 million and € 570 million as of December 31, 2013 and December 31, 2012, respectively.

Deposits

in € m.	2013	2012
Deposits outstanding, beginning of year	245	247

Deposits received during the year	105	284

Deposits repaid during the year	179	284

Changes in the group of consolidated companies	(3)	(3)

Exchange rate changes/other	(2)	1

Deposits outstanding, end of year[1]	167	245

[1]	The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 130 million as of December 31, 2013 and € 110 million as of December 31, 2012. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 1 million as of December 31, 2013 and € 4 million as of December 31, 2012.

Other transactions with related parties also reflected the following:

Xchanging etb GmbH: On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Prior to the acquisition, Deutsche Bank and XTB were parties in a joint service contract arrangement for the provision of securities processing services to Deutsche Bank.

Starting with the change of control, all transactions are eliminated on consolidation and are therefore not disclosed as a related party transaction.

For further details on the acquisition, please refer to Note 3 “Acquisitions and Dispositions”.

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank and has accounted for this associate under the equity method since February 11, 2011. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation combining the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision has been recognized for the cooperation with an amount of € 48 million as per December 31, 2013. This provision captures the Group’s estimated obligation from the cooperation. Further details are included in Note 17 “Equity Method Investments”.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities.

Deutsche Bank	2 – Consolidated Financial Statements	402
Financial Report 2013	Additional Notes
	39 – Information on Subsidiaries

Transactions with related party pension plans

in € m.	2013	2012
Equity shares issued by the Group held in plan assets	2	7

Other assets	29	0

Fees paid from plan assets to asset managers of the Group	39	38

Market value of derivatives with a counterparty of the Group	(419)	(242)

Notional amount of derivatives with a counterparty of the Group	13,851	14,251

39 –

Information on Subsidiaries

Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.

The Group consists of 2,171 (2012: 2,488) consolidated entities, thereof 1,344 (2012: 1,468) consolidated structured entities. 968 (2012: 1,103) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 1,203 (2012: 1,385) of the consolidated entities (noncontrolling interests). As of December 31, 2012 and 2013, the noncontrolling interests are neither individually nor cumulatively material to the Group.

Significant restrictions to access or use the Group’s assets

Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.

Since the Group did not have any material noncontrolling interests at the balance sheet date, any protective rights associated with these did not give rise to significant restrictions.

Restrictions impacting the Group’s ability to use assets:

—

The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities.

—	The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities.

—	Assets held by insurance subsidiaries are primarily held to satisfy the obligations to the companies’ policy holders.

—	Regulatory and central bank requirements or local corporate laws may restrict the Group’s ability to transfer assets to or from other entities within the Group in certain jurisdictions.

Restricted assets

	Dec 31, 2013		Dec 31, 2012
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	77,984	1,115	120,637	1,971

Financial assets at fair value through profit or loss	899,257	94,388	1,209,839	123,589

Financial assets available for sale	48,326	7,821	49,400	9,669

Loans	376,582	56,553	397,377	62,840

Other	209,252	7,675	245,023	5,859

Total	1,611,400	167,552	2,022,275	203,927

Deutsche Bank	2 – Consolidated Financial Statements	403
Financial Report 2013	Additional Notes 40 – Unconsolidated Structured Entities

The table above excludes assets that are not encumbered at an individual entity level but which may be subject to restrictions in terms of their transferability within the Group. Such restrictions may be based on local connected lending requirements or similar regulatory restrictions. In this situation, it is not feasible to identify individual balance sheet items that cannot be transferred. This is also the case for regulatory minimum liquidity requirements. The Group identifies the volume of liquidity reserves in excess of local stress liquidity outflows. The aggregate amount of such liquidity reserves that are considered restricted for this purpose is € 19.4 billion and € 25.1 billion as per December 31, 2013 and December 31, 2012, respectively.

40 –

Unconsolidated Structured Entities

Unconsolidated structured entities

Nature, purpose and extent of the Group’s interests in unconsolidated structured entities

The Group engages in various business activities with structured entities which are designed to achieve a specific business purpose. A structured entity is one that has been set up so that any voting rights or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate only to administrative tasks and the relevant activities are directed by contractual arrangements.

A structured entity often has some or all of the following features or attributes:

—	Restricted activities;
—	A narrow and well defined objective;
—	Insufficient equity to permit the structured entity to finance its activities without subordinated financial support;
—	Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”. The entities covered by this disclosure note are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group’s interests to unconsolidated structured entities will vary depending on the type of structured entities.

Below is a description of the Group’s involvements in unconsolidated structured entities by type.

Repackaging and investment entities

Repackaging and investment entities are established to meet clients’ investment needs through the combination of securities and derivatives.

Third party funding entities

The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The group’s involvement involves predominantly both lending and loan commitments.

Deutsche Bank	2 – Consolidated Financial Statements	404
Financial Report 2013	Additional Notes 40 – Unconsolidated Structured Entities

Securitization Vehicles

The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The Group often transfers assets to these securitization vehicles and provide financial support to these entities in the form of liquidity facilities.

The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles.

Funds

The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties. A group entity may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both group sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.

Other

These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above.

Income derived from involvement with structured entities

The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in ‘Net gains/losses on financial assets/liabilities held at fair value through profit and loss’.

Interests in unconsolidated structured entities

The Group’s interests in unconsolidated structured entities refer to contractual and noncontractual involvement that exposes the group to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.

Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the group purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the Group is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.

Maximum Exposure to unconsolidated structured entities

The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off balance sheet instruments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by the Group, is reflected by the notional amounts. Such amounts do not reflect the economic risks faced by the Group because they do not take into account the effects of collateral or hedges nor the probability of such losses being incurred. At December 31, 2013, the notional related to the positive and negative replacement values of derivatives and off balance sheet instruments were € 311 billion, € 529 billion and € 27.3 billion respectively.

Deutsche Bank	2 – Consolidated Financial Statements	405
Financial Report 2013	Additional Notes
	40 – Unconsolidated Structured Entities

Size of structured entities

The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:

—	Funds – Net asset value or asset under management where the Group holds fund units and notional of derivatives when the Group’s interest comprises of derivatives.
—	Securitizations – notional of notes in issue when the Group derives its interests through notes its holds and notional of derivatives when the Group’s interests is in the form of derivatives.
—	Third party funding entities –Total assets in entities
—	Repackaging and investment entities – Fair value of notes in issue

For Third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral Deutsche Bank has received/pledged or the notional of the exposure Deutsche Bank has to the entity.

The following table shows, by type of structured entity, the carrying amounts of the Group’s interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. It also provides an indication of the size of the structured entities. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.

Carrying amounts and size relating to Deutsche Bank’s interests

	Dec 31, 2013
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets

Interest-earning deposits with banks	0	0	0	303	303

Central bank funds sold and securities purchased under resale agreements	0	0	0	1,797	1,797

Securities Borrowed	0	0	0	6,819	6,819

Total financial assets at fair value through profit or loss	1,830	3,097	26,180	89,365	120,472

Trading assets	1,216	2,586	26,002	12,949	42,753

Positive market values (derivative financial instruments)	600	175	169	7,640	8,584

Financial assets designated at fair value through profit or loss	15	336	9	68,776	69,136

Financial assets available for sale	3	414	2,279	867	3,564

Loans	101	27,978	13,406	6,153	47,639

Other assets	0	47	546	37,280	37,872

Total assets	1,935	31,536	42,412	142,584	218,467

Liabilities

Total financial liabilities at fair value through profit or loss	471	85	223	8,836	9,615

Negative market values (derivative financial instruments)	471	85	223	8,836	9,615

Total liabilities	471	85	223	8,836	9,615

Off-balance sheet exposure	0	2,135	1,104	24,064	27,304

Total	1,464	33,586	43,293	157,812	236,156

Size of structured entity	20,771	74,278	1,665,626	4,488,622

Trading assets – Total trading assets of € 42.8 billion are comprised primarily of € 26 billion and € 12.9 billion in investments in Securitizations and Funds structured entities respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds Fund units these are typically in regards to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover the credit risk arising from loans made to Third party funding structured entities is mitigated by the collateral received.

Deutsche Bank	2 – Consolidated Financial Statements	406
Financial Report 2013	Additional Notes 41 – Insurance and Investment Contracts

Financial assets designated at fair value through profit or loss – Reverse repurchase agreements to Funds comprise the majority of the interests in this category and are collateralized by the underlying securities.

Loans – Loans of € 47.6 billion consists of investment in securitization tranches and financing to Third Party Funding Entities. The Group’s financing to Third Party funding entities is collateralized by the assets in those structured entities.

Other assets – Other assets of € 37.9 billion consist primarily of short term receivables from funds for unsettled sales of securities. These receivables are collateralized by the securities being delivered to the structured entity.

Financial Support

Deutsche Bank did not provide noncontractual support during the year to unconsolidated structured entities.

Sponsored Unconsolidated Structured Entities where Deutsche Bank has no interest at December 31, 2013

As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

—	transferring assets to the entities
—	providing seed capital to the entities
—	providing operational support to ensure the entity’s continued operation
—	providing guarantees of performance to the structured entities.

Deutsche Bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with the Group. Additionally, the use of the Deutsche Bank name for the structured entity indicates that Deutsche Bank has acted as a sponsor.

The gross revenues from sponsored entities where the Group did not hold an interest as at December 31, 2013 was € 527 million. Instances where the Group does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The carrying amounts of assets transferred to sponsored unconsolidated structured entities were € 3.2 billion and € 3.7 billion to securitization and repackaging and investment entities respectively.

41 –

Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2013			Dec 31, 2012
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,581	(67)	4,514	4,654	(73)	4,581

Investment contracts	8,067	0	8,067	7,732	0	7,732

Total	12,648	(67)	12,581	12,386	(73)	12,313

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Deutsche Bank	2 – Consolidated Financial Statements	407
Financial Report 2013	Additional Notes
	41 – Insurance and Investment Contracts

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2013		2012
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,654	7,732	4,706	7,426

New business	205	52	230	153
Claims/withdrawals paid	(485)	(589)	(502)	(646)
Other changes in existing business	306	1,023	94	617
Exchange rate changes	(99)	(151)	126	182

Balance, end of year	4,581	8,067	4,654	7,732

Other changes in existing business for the investment contracts of € 1,023 million and € 617 million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013 the Group had insurance contract liabilities of € 4.6 billion. Of this, € 2.4 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 397 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 397 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 288 million and a best estimate reserve of € 109 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2012 the Group had insurance contract liabilities of € 4.7 billion. Of this, € 2.4 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 428 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 300 million and a best estimate reserve of € 128 million for the guaranteed annuity rates).

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

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on 100 % of the Continuous Mortality Investigation 2013 mortality improvement tables with an ultimate rate of improvement of 1 % per annum.

Deutsche Bank	2 – Consolidated Financial Statements	408
Financial Report 2013	Additional Notes
	41 – Insurance and Investment Contracts

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 67 % for the year ended December 31, 2013 and for the year ended December 31, 2012.

Key Assumptions impacting Value of Business Acquired (VOBA)

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

	Impact on profit before tax		Impact on equity
in € m.	2013	2012	2013	2012
Variable:

Mortality (worsening by ten percent)[1]	(8)	(10)	(6)	(8)

Renewal expense (ten percent increase)	0	(1)	0	(1)

Interest rate (one percent increase)	10	12	(144)	(151)

[1]	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

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

Deutsche Bank	2 – Consolidated Financial Statements	409
Financial Report 2013	Additional Notes
	42 – Current and Non-Current Assets and Liabilities

balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

42 –

Current and Non-Current Assets and Liabilities

Asset and liability line items by amounts recovered or settled within or after one year

Asset items as of December 31, 2013

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2013
Cash and due from banks	17,155	0	17,155

Interest-earning deposits with banks	77,821	163	77,984

Central bank funds sold and securities purchased under resale agreements	26,355	1,008	27,363

Securities borrowed	20,818	51	20,870

Financial assets at fair value through profit or loss	867,731	31,525	899,257

Financial assets available for sale	6,561	41,765	48,326

Equity method investments	0	3,581	3,581

Loans	121,566	255,016	376,582

Property and equipment	0	4,420	4,420

Goodwill and other intangible assets	0	13,932	13,932

Other assets	106,737	5,803	112,539

Assets for current tax	2,098	224	2,322

Total assets before deferred tax assets	1,246,842	357,487	1,604,330

Deferred tax assets			7,071

Total assets			1,611,400

Liability items as of December 31, 2013

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2013
Deposits	503,976	23,773	527,750

Central bank funds purchased and securities sold under repurchase agreements	13,381	0	13,381

Securities loaned	2,106	198	2,304

Financial liabilities at fair value through profit or loss	620,172	17,232	637,404

Other short-term borrowings	59,767	0	59,767

Other liabilities	161,239	2,356	163,595

Provisions	4,524	0	4,524

Liabilities for current tax	870	730	1,600

Long-term debt	31,365	101,718	133,082

Trust preferred securities	5,190	6,736	11,926

Obligation to purchase common shares	0	0	0

Total liabilities before deferred tax liabilities	1,402,591	152,743	1,555,333

Deferred tax liabilities			1,101

Total liabilities			1,556,434

Deutsche Bank	2 – Consolidated Financial Statements	410
Financial Report 2013	Additional Notes
	43 – Events after the Reporting Period

Asset items as of December 31, 2012

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2012
Cash and due from banks	27,877	0	27,877

Interest-earning deposits with banks	120,377	260	120,637

Central bank funds sold and securities purchased under resale agreements	36,451	119	36,570

Securities borrowed	23,917	96	24,013

Financial assets at fair value through profit or loss	1,180,933	28,906	1,209,839

Financial assets available for sale	9,269	40,131	49,400

Equity method investments	0	3,577	3,577

Loans	125,446	271,931	397,377

Property and equipment	0	4,963	4,963

Goodwill and other intangible assets	0	14,219	14,219

Other assets	111,842	11,860	123,702

Assets for current tax	2,124	265	2,389

Total assets before deferred tax assets	1,638,236	376,327	2,014,563

Deferred tax assets			7,712

Total assets			2,022,275

Liability items as of December 31, 2012

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2012
Deposits	544,945	32,265	577,210

Central bank funds purchased and securities sold under repurchase agreements	36,144	0	36,144

Securities loaned	3,133	33	3,166

Financial liabilities at fair value through profit or loss	907,132	18,062	925,193

Other short-term borrowings	69,661	0	69,661

Other liabilities	173,537	5,562	179,099

Provisions	5,110	0	5,110

Liabilities for current tax	962	627	1,589

Long-term debt	39,919	117,406	157,325

Trust preferred securities	4,707	7,384	12,091

Obligation to purchase common shares	0	0	0

Total liabilities before deferred tax liabilities	1,785,251	181,338	1,966,589

Deferred tax liabilities			1,447

Total liabilities			1,968,035

43 –

Events after the Reporting Period

All significant adjusting events that occurred after the reporting date were recognized in the Group’s results of operations, financial position and net assets.

Deutsche Bank	2 – Consolidated Financial Statements	411
Annual Report 2013 on Form 20-F	Additional Notes
	44 – Condensed Deutsche Bank AG (Parent Company only) Financial Information

44 –

Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Statement of Income

in € m.	2013	2012	2011
Interest income, excluding dividends from subsidiaries	11,222	14,648	16,109

Dividends received from subsidiaries:

Bank subsidiaries	735	1,256	485
Nonbank subsidiaries	3,152	2,850	1,719

Interest expense	6,956	10,729	12,051

Net interest and dividend income	8,153	8,025	6,262

Provision for credit losses	801	495	404

Net interest and dividend income after provision for credit losses	7,352	7,530	5,858

Noninterest income:

Commissions and fee income	4,148	3,746	3,805
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,791	3,650	4,930
Other income (loss)[1]	(1,591)	(2,519)	(1,619)

Total noninterest income	6,348	4,877	7,116

Noninterest expenses:

Compensation and benefits	5,063	5,723	5,336
General and administrative expenses	7,104	6,957	4,931
Services provided by (to) affiliates, net	(7)	(126)	(31)

Total noninterest expenses	12,160	12,554	10,236

Income (loss) before income taxes	1,540	(147)	2,738

Income tax expense (benefit)	316	(173)	937

Net income (loss) attributable to Deutsche Bank shareholders	1,224	26	1,801

[1]	Includes net gains (losses) on financial assets available for sale and impairments/write-ups on investments in subsidiaries.

Condensed Statement of Comprehensive Income

in € m.	2013	2012	2011
Net income (loss) attributable to Deutsch Bank shareholders	1,224	26	1,801

Other comprehensive income (loss), net of tax	(1,211)	(271)	893

Total comprehensive income (loss) net of tax	13	(245)	2,694

Deutsche Bank	2 – Consolidated Financial Statements	412
Annual Report 2013 on Form 20-F	Additional Notes
	44 – Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Balance Sheet

in € m.	Dec 31, 2013	Dec 31, 2012
Assets:

Cash and due from banks:
Bank subsidiaries	655	344
Other	10,112	19,261

Interest-earning deposits with banks:
Bank subsidiaries	90,094	86,498
Other	56,140	99,584

Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	7,130	3,394
Nonbank subsidiaries	58,524	53,215
Other	11,603	15,295

Financial assets at fair value through profit or loss:
Bank subsidiaries	10,026	15,661
Nonbank subsidiaries	18,795	22,911
Other	727,681	986,446

Financial assets available for sale	21,970	13,150

Investments in associates	781	881

Investment in subsidiaries:
Bank subsidiaries	11,675	15,345
Nonbank subsidiaries	43,674	34,969

Loans:

Bank subsidiaries	15,494	17,392
Nonbank subsidiaries	64,161	74,553
Other	104,535	110,751

Other assets:
Bank subsidiaries	2,159	4,125
Nonbank subsidiaries	14,635	10,132
Other	82,998	108,205

Total assets	1,352,843	1,692,112

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	117,221	126,615
Nonbank subsidiaries	41,411	48,556
Other	257,922	278,884

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	1,106	1,676
Nonbank subsidiaries	18,945	31,101
Other	3,064	6,079

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	6,867	12,649
Nonbank subsidiaries	16,223	15,056
Other	568,739	809,075

Other short-term borrowings:
Bank subsidiaries	216	266
Nonbank subsidiaries	282	17
Other	32,975	32,746

Other liabilities:
Bank subsidiaries	1,671	2,862
Nonbank subsidiaries	23,399	24,122
Other	107,571	135,215

Long-term debt	114,187	128,116

Total liabilities	1,311,799	1,653,035

Total shareholders’ equity	41,043	39,077

Total liabilities and shareholders’ equity	1,352,843	1,692,112

Deutsche Bank	2 – Consolidated Financial Statements	413
Annual Report 2013 on Form 20-F	Additional Notes
	44 – Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Statement of Cash Flows

in € m.	2013	2012	2011
Net cash provided by (used in) operating activities	22,925	(10,031)	17,304

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	7,444	4,432	5,007
Maturities of financial assets available for sale	5,552	3,980	1,617
Sale of investments in associates	13	68	52
Sale of property and equipment	16	55	38

Purchase of:
Financial assets available for sale	(22,676)	(13,264)	(7,228)
Investments in associates	(1)	(7)	(7)
Property and equipment	(200)	(270)	(359)
Net change in investments in subsidiaries	(5,921)	(1,953)	(426)
Other, net	(384)	(475)	(418)

Net cash provided by (used in) investing activities	(16,157)	(7,434)	(1,724)

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,176	22	10
Repayments and extinguishments of subordinated long-term debt	(2,188)	(398)	(283)
Capital increase	2,961	0	0
Purchases of treasury shares	(13,255)	(11,851)	(13,123)
Sale of treasury shares	12,106	11,148	11,595
Cash dividends paid	(764)	(689)	(691)

Net cash provided by (used in) financing activities	36	(1,768)	(2,492)

Net effect of exchange rate changes on cash and cash equivalents	(656)	(65)	(207)
Net increase (decrease) in cash and cash equivalents	6,148	(19,298)	12,881
Cash and cash equivalents at beginning of period	78,699	94,506	81,624
Cash and cash equivalents at end of period	84,847	75,209	94,505

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	235	614	432

Interest paid	6,579	11,124	14,168

Interest and dividends received	14,665	19,211	16,986

Cash and cash equivalents comprise

Cash and due from banks	10,767	19,605	8,926

Demand deposits with banks	74,080	55,605	85,579

Total	84,847	75,209	94,505

Parent Company’s long-term Debt by Remaining Maturities

By remaining maturities	Due in 2014	Due in 2015	Due in 2016	Due in 2017	Due in 2018	Due after 2018	Total Dec 31, 2013	Total Dec 31, 2012
in € m.

Senior debt:

Bonds and notes:
Fixed rate	9,503	10,235	10,336	9,410	5,194	14,862	59,540	68,926
Floating rate	7,285	5,805	3,666	4,940	4,250	11,147	37,093	39,785

Subordinated debt

Bonds and notes:
Fixed rate	3,196	1,453	0	621	3,491	3,284	12,045	13,659
Floating rate	3,548	95	0	0	50	1,816	5,509	5,746

Total long-term debt	23,532	17,588	14,002	14,971	12,985	31,109	114,187	128,116

Deutsche Bank	2 – Consolidated Financial Statements	414
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

45 – Condensed Consolidating Financial Information

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

Condensed Consolidating Statement of Income 2013 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	15,109	510	21,979	(11,997)	25,601
Interest expense	6,956	135	9,954	(6,278)	10,768

Net interest and dividend income	8,153	374	12,025	(5,719)	14,834

Provision for credit losses	801	18	1,278	(33)	2,065

Net interest and dividend income after provision for credit losses	7,352	356	10,747	(5,687)	12,769

Noninterest income:
Commissions and fee income	4,148	818	7,343	0	12,308
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,791	(174)	593	(392)	3,817
Net gains (losses) on financial assets available for sale	14	(1)	157	224	394
Other income	(1,605)	2,172	2,463	(2,468)	562

Total noninterest income	6,348	2,814	10,556	(2,637)	17,082

Noninterest expenses:
Compensation and benefits	5,063	349	6,917	0	12,329
Other expenses	7,097	372	9,677	(1,081)	16,065

Total noninterest expenses	12,160	721	16,594	(1,081)	28,394

Income (loss) before income taxes	1,540	2,449	4,709	(7,242)	1,456

Income tax expense (benefit)	316	132	309	18	775

Net income (loss)	1,224	2,317	4,400	(7,260)	681

Net income (loss) attributable to noncontrolling interests	0	0	0	15	15

Net income (loss) attributable to Deutsche Bank shareholders	1,224	2,317	4,400	(7,275)	666

Deutsche Bank	2 – Consolidated Financial Statements	415
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,754	625	27,069	(14,855)	31,593
Interest expense	10,729	151	13,839	(9,101)	15,619

Net interest and dividend income	8,025	474	13,230	(5,754)	15,975

Provision for credit losses	495	11	1,215	0	1,721

Net interest and dividend income after provision for credit losses	7,530	463	12,015	(5,754)	14,254

Noninterest income:
Commissions and fee income	3,746	892	7,171	0	11,809
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,650	(205)	1,608	555	5,608
Net gains (losses) on financial assets available for sale	158	(3)	127	19	301
Other income	(2,677)	(23)	1,142	1,601	43

Total noninterest income	4,877	661	10,048	2,175	17,761

Noninterest expenses:
Compensation and benefits	5,723	433	7,334	0	13,490
Other expenses	6,831	204	9,630	1,046	17,711

Total noninterest expenses	12,554	637	16,964	1,046	31,201

Income (loss) before income taxes	(147)	487	5,099	(4,625)	814

Income tax expense (benefit)	(173)	329	807	(465)	498

Net income (loss)	26	158	4,292	(4,160)	316

Net income (loss) attributable to noncontrolling interests	0	0	0	53	53

Net income (loss) attributable to Deutsche Bank shareholders	26	158	4,292	(4,213)	263

2011 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,313	506	30,855	(15,308)	34,366
Interest expense	12,051	98	15,921	(11,149)	16,921

Net interest and dividend income	6,262	408	14,934	(4,159)	17,445

Provision for credit losses	404	10	1,551	(126)	1,839

Net interest and dividend income after provision for credit losses	5,858	398	13,383	(4,033)	15,606

Noninterest income:
Commissions and fee income	3,805	718	7,355	0	11,878
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,930	(101)	(1,704)	(401)	2,724
Net gains (losses) on financial assets available for sale	(92)	37	(133)	311	123
Other income	(1,527)	(34)	1,635	984	1,058

Total noninterest income	7,116	620	7,153	894	15,783

Noninterest expenses:
Compensation and benefits	5,336	374	7,425	0	13,135
Other expenses	4,900	186	8,281	(503)	12,864

Total noninterest expenses	10,236	560	15,706	(503)	25,999

Income (loss) before income taxes	2,738	458	4,830	(2,636)	5,390

Income tax expense (benefit)	937	40	217	(130)	1,064

Net income (loss)	1,801	418	4,613	(2,506)	4,326

Net income (loss) attributable to noncontrolling interests	0	2	(2)	194	194

Net income (loss) attributable to Deutsche Bank shareholders	1,801	416	4,615	(2,700)	4,132

Deutsche Bank	2 – Consolidated Financial Statements	416
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Condensed Consolidating Statement of Comprehensive Income 2013 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net income (loss)	1,224	2,317	4,400	(7,260)	681
Other comprehensive income (loss), net of tax	(1,211)	4	(618)	0	(1,825)

Total comprehensive income (loss), net of tax	13	2,321	3,782	(7,260)	(1,144)

Net income (loss) attributable to noncontrolling interests	0	0	0	15	15
Net income (loss) attributable to Deutsche Bank shareholders	1,224	2,317	4,400	(7,275)	666

Total comprehensive income (loss) attributable to noncontrolling interests	0	0	(2)	15	13
Total comprehensive income (loss) attributable to Deutsche Bank shareholders	13	2,321	3,784	(7,275)	(1,157)

2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net income (loss)	26	158	4,292	(4,160)	316
Other comprehensive income (loss), net of tax	(271)	6	561	0	296

Total comprehensive income (loss), net of tax	(245)	164	4,853	(4,160)	612

Net income (loss) attributable to noncontrolling interests	0	0	0	53	53
Net income (loss) attributable to Deutsche Bank shareholders	26	158	4,292	(4,213)	263

Total comprehensive income (loss) attributable to noncontrolling interests	0	0	95	53	148
Total comprehensive income (loss) attributable to Deutsche Bank shareholders	(245)	164	4,758	(4,213)	464

2011 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net income (loss)	1,801	418	4,613	(2,506)	4,326
Other comprehensive income (loss), net of tax	893	(19)	373	0	1,247

Total comprehensive income (loss), net of tax	2,694	399	4,986	(2,506)	5,573

Net income (loss) attributable to noncontrolling interests	0	2	(2)	194	194
Net income (loss) attributable to Deutsche Bank shareholders	1,801	416	4,615	(2,700)	4,132

Total comprehensive income (loss) attributable to noncontrolling interests	0	2	(41)	194	155
Total comprehensive income (loss) attributable to Deutsche Bank shareholders	2,694	397	5,027	(2,700)	5,418

Deutsche Bank	2 – Consolidated Financial Statements	417
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheet Dec 31, 2013 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	10,767	110	10,095	(3,817)	17,155
Interest-earning deposits with banks	146,233	15,642	183,630	(267,521)	77,984
Central bank funds sold, securities purchased under resale agreements, securities borrowed	77,257	11,041	58,734	(98,800)	48,232
Financial assets at fair value through profit or loss	756,502	299	200,717	(58,261)	899,257
Financial assets available for sale	21,970	204	46,220	(20,069)	48,326
Investments in associates/equity method investments	781	0	2,356	444	3,581
Loans	184,190	20,146	313,001	(140,755)	376,582
Other assets	155,142	1,332	125,059	(141,249)	140,284

Total assets	1,352,843	48,774	939,812	(730,028)	1,611,400

Liabilities:

Deposits	416,554	26,465	362,119	(277,388)	527,750
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	23,115	2,059	89,299	(98,787)	15,686
Financial liabilities at fair value through profit or loss	591,829	28	101,641	(56,094)	637,404
Other short-term borrowings	33,473	13,306	76,380	(63,392)	59,767
Other liabilities	132,641	1,570	95,001	(58,393)	170,819
Long-term debt	114,187	193	107,164	(88,461)	133,082
Trust preferred securities	0	0	12,463	(537)	11,926

Total liabilities	1,311,799	43,621	844,066	(643,052)	1,556,434

Total shareholders’ equity	41,043	5,026	95,520	(86,870)	54,719

Noncontrolling interests	0	126	227	(106)	247

Total equity	41,043	5,152	95,746	(86,976)	54,966

Total liabilities and equity	1,352,843	48,774	939,812	(730,028)	1,611,400

Dec 31, 2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	19,605	150	14,703	(6,581)	27,877
Interest-earning deposits with banks	186,082	9,964	202,562	(277,971)	120,637
Central bank funds sold, securities purchased under resale agreements, securities borrowed	71,904	11,378	85,255	(107,954)	60,583
Financial assets at fair value through profit or loss	1,025,018	2,889	249,053	(67,121)	1,209,839
Financial assets available for sale	13,150	271	54,829	(18,850)	49,400
Investments in associates/equity method investments	881	0	2,410	286	3,577
Loans	202,696	27,948	331,504	(164,771)	397,377
Other assets	172,776	2,082	111,739	(133,612)	152,985

Total assets	1,692,112	54,682	1,052,055	(776,574)	2,022,275

Liabilities:

Deposits	454,055	25,800	392,551	(295,196)	577,210
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	38,856	2,217	106,167	(107,930)	39,310
Financial liabilities at fair value through profit or loss	836,780	539	144,330	(56,456)	925,193
Other short-term borrowings	33,029	21,365	91,118	(75,851)	69,661
Other liabilities	162,199	1,549	86,068	(62,571)	187,245
Long-term debt	128,116	228	127,565	(98,584)	157,325
Trust preferred securities	0	0	12,608	(517)	12,091

Total liabilities	1,653,035	51,698	960,407	(697,105)	1,968,035

Total shareholders’ equity	39,077	2,857	91,316	(79,249)	54,001

Noncontrolling interests	0	127	332	(220)	239

Total equity	39,077	2,984	91,648	(79,469)	54,240

Total liabilities and equity	1,692,112	54,682	1,052,055	(776,574)	2,022,275

Deutsche Bank	2 – Consolidated Financial Statements	418
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Condensed Consolidating Statement of Cash Flows 2013 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	22,925	954	(16,695)		7,184

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	7,444	77	10,533		18,054
Maturities of financial assets available for sale	5,552	0	6,012		11,564
Sale of investments in associates/equity method investments	13	0	63		76
Sale of property and equipment	16	0	121		137

Purchase of:
Financial assets available for sale	(22,676)	(29)	(8,883)		(31,588)
Investments in associates/equity method investments	(1)	0	(20)		(21)
Property and equipment	(200)	(29)	(284)		(513)

Net cash received for business combinations/divestitures	(5,921)	3,132	2,661		(128)

Other, net	(384)	(22)	(190)		(596)

Net cash provided by (used in) investing activities	(16,157)	3,129	10,013		(3,015)

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,176	0	41		1,217

Repayments and extinguishments of subordinated long-term debt	(2,188)	0	(588)		(2,776)

Issuances of trust preferred securities	0	0	11		11

Repayments and extinguishments of trust preferred securities	0	0	(49)		(49)

Capital increase	2,961	0	0		2,961

Purchases of treasury shares	(13,255)	0	(393)		(13,648)

Sale of treasury shares	12,106	0	388		12,494

Cash dividends paid	(764)	0	0		(764)

Other, net	0	1	9		10

Net cash provided by (used in) financing activities	36	1	(581)		(544)

Net effect of exchange rate changes on cash and cash equivalents	(656)	0	(251)		(907)

Net increase (decrease) in cash and cash equivalents	6,148	4,084	(7,514)		2,718

Cash and cash equivalents at beginning of period	78,699	9,580	(34,958)		53,321

Cash and cash equivalents at end of period	84,847	13,664	(42,470)		56,041

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	235	140	367		742

Interest paid	6,579	132	3,976		10,687

Interest and dividends received	14,665	513	10,395		25,573

Cash and cash equivalents comprise

Cash and due from banks	10,767	110	6,278		17,155

Demand deposits with banks	74,080	13,555	(48,749)		38,886

Total	84,847	13,665	(42,471)		56,041

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	2 – Consolidated Financial Statements	419
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

2012 in € m.	Parent	DBTC	Other subsidiaries[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	(10,031)	(8,225)	(5,698)	(23,954)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,432	43	3,001	7,476
Maturities of financial assets available for sale	3,980	846	8,096	12,922
Sale of investments in associates/equity method investments	68	0	95	163
Sale of property and equipment	55	0	142	197

Purchase of:
Financial assets available for sale	(13,264)	(31)	(8,875)	(22,170)
Investments in associates/equity method investments	(7)	0	(7)	(14)
Property and equipment	(270)	(40)	(304)	(614)

Net cash received for business combinations/divestitures	(1,953)	0	2,049	96

Other, net	(475)	(19)	(209)	(703)

Net cash provided by (used in) investing activities	(7,434)	799	3,988	(2,647)

Cash flows from financing activities:

Issuances of subordinated long-term debt	22	0	40	62

Repayments and extinguishments of subordinated long-term debt	(398)	0	(310)	(708)

Issuances of trust preferred securities	0	0	17	17

Repayments and extinguishments of trust preferred securities	0	0	(30)	(30)

Capital increase	0	0	0	0

Purchases of treasury shares	(11,851)	0	(320)	(12,171)

Sale of treasury shares	11,148	0	289	11,437

Cash dividends paid	(689)	0	0	(689)

Other, net	0	(26)	(44)	(70)

Net cash provided by (used in) financing activities	(1,768)	(26)	(358)	(2,152)

Net effect of exchange rate changes on cash and cash equivalents	(65)	0	104	39

Net increase (decrease) in cash and cash equivalents	(19,298)	(7,452)	(1,964)	(28,714)

Cash and cash equivalents at beginning of period	94,506	17,032	(29,506)	82,032

Cash and cash equivalents at end of period	75,209	9,580	(31,468)	53,321

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	614	310	356	1,280

Interest paid	11,124	143	4,558	15,825

Interest and dividends received	19,211	604	12,188	32,003

Cash and cash equivalents comprise

Cash and due from banks	19,605	150	8,122	27,877

Demand deposits with banks	55,605	9,430	(39,591)	25,444

Total	75,209	9,580	(31,468)	53,321

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	2 – Consolidated Financial Statements	420
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

2011 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	17,304	5,499	(15,001)		7,802

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	5,007	66	16,875		21,948
Maturities of financial assets available for sale	1,617	1,691	7,327		10,635
Sale of investments in associates/equity method investments	52	0	284		336
Sale of property and equipment	38	0	63		101

Purchase of:
Financial assets available for sale	(7,228)	(1,154)	(11,224)		(19,606)
Investments in associates/equity method investments	(7)	0	(595)		(602)
Property and equipment	(359)	(50)	(385)		(794)

Net cash received for business combinations/divestitures	0	0	348		348

Other, net	(844)	(21)	414		(451)

Net cash provided by (used in) investing activities	(1,724)	532	13,107		11,915

Cash flows from financing activities:

Issuances of subordinated long-term debt	10	8	58		76

Repayments and extinguishments of subordinated long-term debt	(283)	(133)	(299)		(715)

Issuances of trust preferred securities	0	0	37		37

Repayments and extinguishments of trust preferred securities	0	0	(45)		(45)

Capital increase	0	0	0		0

Purchases of treasury shares	(13,123)	0	(658)		(13,781)

Sale of treasury shares	11,595	0	634		12,229

Cash dividends paid	(691)	0	0		(691)

Other, net	0	(634)	364		(270)

Net cash provided by (used in) financing activities	(2,492)	(759)	91		(3,160)

Net effect of exchange rate changes on cash and cash equivalents	(207)	313	(1,070)		(964)

Net increase (decrease) in cash and cash equivalents	12,881	5,585	(2,873)		15,593

Cash and cash equivalents at beginning of period	81,624	11,770	(27,041)		66,353

Cash and cash equivalents at end of period	94,505	17,355	(29,914)		81,946

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	432	96	799		1,327

Interest paid	14,168	104	2,959		17,231

Interest and dividends received	16,986	548	17,169		34,703

Cash and cash equivalents comprise

Cash and due from banks	8,926	135	6,867		15,928

Demand deposits with banks	85,579	17,220	(36,781)		66,018

Total	94,505	17,355	(29,914)		81,946

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	2 – Consolidated Financial Statements	421
Annual Report 2013 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, a Delaware statutory business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or ten years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional sub-ordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. In the above 2013 condensed consolidating balance sheet, a total of € 4.9 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

Issuances of Trust Preferred Securities

Trust	LLC	Issuance Date	Earliest Redemption Date	Parent Long-term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	January 18, 2014	€ 436 million

Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 581 million

Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	February 20, 2014	€ 835 million

Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	March 15, 2014	€ 585 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€ 1,435 million

Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008[2]	June 30, 2018	€ 1,006 million

[1]	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2013.
[2]	On March 30, 2010 Deutsche Bank AG additionally issued an amount of U.S.$ 120 million.

Deutsche Bank	2 – Consolidated Financial Statements	422
Annual Report 2013 on Form 20-F	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) on pages 283 to 421 of the Financial Report which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013 including the disclosures described in Note 1 to the Consolidated Financial Statements as being part of the financial statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

March 18, 2014

KPMG AG

Wirtschaftsprüfungsgesellschaft

Deutsche Bank	423
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	424
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	425
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	426
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	427
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	428
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	429
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	430
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	431
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	432
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	433
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	434
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	435
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	436
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	437
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	438
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	439
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	440
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	441
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	442
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	443
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	444
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	445
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	446
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	448
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	449
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	450
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	451
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	452
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	453
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	454
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

.

Deutsche Bank	455
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	456
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	457
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

4 –

Corporate Governance Statement/

Corporate Governance Report

459	Management Board and Supervisory Board
469	Reporting and Transparency
470	Related Party Transactions
470	Auditing and Controlling
473	Compliance with the German Corporate Governance Code

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	459
Financial Report 2013	Management Board and Supervisory Board

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 20, 2014.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the five key committees it has established are specified in its Terms of Reference, the current version of which is available on our website (www.deutsche-bank.com/corporate-governance).

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

Jürgen Fitschen

Year of birth: 1948

Appointed: 2009

Term expires: 2017

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Jain, Co-Chairman of the Management Board. At the meeting of the Supervisory Board on October 29, 2013 the appointment of Mr. Fitschen, was extended until March 17, 2017.

Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He first took on functional responsibility for global Regional Management in 2005 and since June 2012 has held functional responsibility for the bank’s Regional Management worldwide, with the exception of the bank’s European region but including Germany and the UK.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a Master’s degree in Business Administration.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a non-executive member of the Board of Directors of Kühne + Nagel International AG and a member of the Supervisory Board of METRO AG.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	460
Financial Report 2013	Management Board and Supervisory Board

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

Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW’s Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW’s Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW AG in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Head of Sales & Marketing.

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a Master’s degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Dr. Stephan Leithner

Year of birth: 1966

First appointed: 2012

Term expires: 2015

Dr. Stephan Leithner became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. As our CEO Europe (excluding Germany and the UK), he is responsible for Human Resources, Legal & Compliance and Government & Regulatory Affairs, Corporate Governance as well as Regional Management. He joined Deutsche Bank in 2000. Prior to his current role, Dr. Leithner co-headed the Corporate Finance division and was responsible for Deutsche Bank’s local Corporate Finance Country Coverage teams across Europe and Asia as well as for the Global Financial Institutions Group. His previous roles

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	461
Financial Report 2013	Management Board and Supervisory Board

included responsibility for Deutsche Bank’s German and European M&A business. Before joining Deutsche Bank in 2000, Dr. Leithner was a partner at McKinsey & Co. He studied Economics and Business Administration at the University of St. Gallen, Switzerland, where he specialized in Finance and Accounting, completing his studies with a PhD.

Dr. Leithner is member in the following Supervisory Boards: BVV Pensionsfonds des Bankgewerbes AG, BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse e.V.

Stuart Wilson Lewis

Year of birth: 1965

First appointed: 2012

Term expires: 2015

Stuart Wilson Lewis became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Risk Officer. He joined Deutsche Bank in 1996. Prior to assuming his current role, Mr. Lewis was the Deputy Chief Risk Officer and Chief Risk Officer of the Corporate & Investment Bank from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London. He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis is non-executive member of the Board of Directors of the London Stock Exchange.

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

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	462
Financial Report 2013	Management Board and Supervisory Board

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

The Group Executive Committee performs advisory, coordinating and decision-preparing functions for the Management Board, primarily with regard to strategic positioning and matters relating to corporate structure and culture.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. The Supervisory Board decides on the appointment and dismissal of members of the Management Board including long-term succession planning for the Management Board based on the recommendations of the Chairman’s Committee. Based on the recommendation of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board resolves on the compensation system for the Management Board and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Co-Chairmen of the Management Board, and consults with them on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Co-Chairmen of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.deutsche-bank.com/corporate-governance).

The members representing our shareholders were elected at the Annual General Meeting on May 23, 2013, except for Ms. Garrett-Cox, who was elected at the Annual General Meeting on May 26, 2011, and Dr. Achleitner, Mr. Löscher and Professor Dr. Trützschler, who were elected at the Annual General Meeting on May 31, 2012. The election of employee representatives took place on April 16, 2013. The elections of the shareholder representatives, with the exception of Ms. Garrett-Cox, have been contested by shareholders. The courts have not yet given indications of the possible ineffectiveness of the resolutions on their elections to the Supervisory Board and the legal disputes continue.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	463
Financial Report 2013	Management Board and Supervisory Board

The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires: 2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; RWE AG (until April 2013); Henkel AG & Co. KGaA; (member of the Shareholders’ Committee)

Frank Bsirske* Year of birth: 1952 First elected: 2013 Term expires: 2018	Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft, Berlin	RWE AG (Deputy Chairman); Deutsche Postbank AG (Deputy Chairman); IBM Central Holding GmbH; Kreditanstalt für Wiederaufbau (KfW)

John Cryan Year of birth: 1960 First elected: 2013 Term expires: 2018	President Europe, Head Africa, Head Portfolio Strategy, and Head Credit Portfolio of Temasek International Pte Ltd., Singapore	No memberships or directorships subject to disclosure

Dina Dublon Year of birth: 1953 First elected: 2013 Term expires: 2018		Accenture Plc; Microsoft Corporation; PepsiCo Inc.

Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc, Dundee	Alliance Trust Savings Ltd. (Executive Chairman); Alliance Trust Investments (formerly Alliance Trust Asset Management Ltd.) (Chief Executive)

Timo Heider* Year of birth: 1975 First elected: 2013 Term expires: 2018	Chairman of the Group Staff Council of Deutsche Postbank AG; Chairman of the General Staff Council of BHW Bausparkasse AG; Postbank Finanzberatung AG and BHW Kreditservice GmbH; Chairman of the Staff Council of BHW Bausparkasse AG; BHW Kreditservice GmbH; Postbank Finanzberatung AG and BHW Holding AG; Member of the Group Staff Council of Deutsche Bank; Member of the European Staff Council	Deutsche Postbank AG; BHW Bausparkasse AG (Deputy Chairman); BHW Holding AG (Deputy Chairman); Pensionskasse der BHW Bausparkasse AG VVa.G. (Deputy Chairman)

Alfred Herling* Year of birth: 1952 First elected: 2008 Term expires: 2018	Deputy Chairman of the Supervisory Board of Deutsche Bank AG since May 23, 2013; Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; Member of the European Staff Council; Chairman of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Sabine Irrgang* Year of birth: 1962 First elected: 2013 Term expires: 2018	Head of Human Resources Management South (Südbaden and Württemberg), Deutsche Bank AG	No memberships or directorships subject to disclosure

Prof. Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2018	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies; BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH

Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2018	Chairperson of the Staff Council Group COO Eschborn/Frankfurt of Deutsche Bank	Sterbekasse für die Angestellten der Deutsche Bank VVa.G.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	464
Financial Report 2013	Management Board and Supervisory Board

Member	Principal occupation	Supervisory board memberships and other directorships
Suzanne Labarge Year of birth: 1946 First elected: 2008 Term expires: 2018		Coca-Cola Enterprises Inc.; XL Group Plc

Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	President of the Board of Trustees of the Siemens Stiftung	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, TBG Limited (Thyssen-Bornemisza Group)

Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank; Chairperson of the European Staff Council	No memberships or directorships subject to disclosure

Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)

Bernd Rose* Year of birth: 1967 First elected: 2013 Term expires: 2018	Chairman of the joint General Staff Council of Postbank Filialvertrieb AG and Postbank Filial GmbH	Deutsche Postbank AG; Postbank Filialvertrieb AG; ver.di Vermögensverwaltungsgesellschaft (Deputy Chairman)

Rudolf Stockem* Year of birth: 1956 Promoted to the post as Alternate Member: 2012 Term expires: 2018	Secretary to the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	Generali Holding Deutschland AG (until December 2013), Deutsche Bank Privat- und Geschäftskunden AG

Stephan Szukalski* Year of birth: 1967 First elected: 2013 Term expires: 2018	Federal Chairman of the German Association of Bank Employees (Deutscher Bankangestellten-Verband: DBV); Chairman of the Staff Council of Betriebs-Center für Banken AG	Betriebs-Center für Banken AG

Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2018	Chairman of the Management Board of E.ON SE, Dusseldorf	Salzgitter AG

Georg F. Thoma Year of birth: 1944 First elected: 2013 Term expires: 2018	Partner, Shearman & Sterling LLP, Frankfurt	NOVA Chemicals Corporation (until February 2014)

Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Sartorius AG; TAKKT AG (Deputy Chairman since February 2013; Chairman until January 2013); Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilh. Werhahn KG; Bilfinger SE (until June 2013)

*	Elected by the employees in Germany.

Ms. Ruck, Ms. Thieme, Ms. Voigt, Mr. Böhr, Dr. Eick, Mr. Viertel and Mr. Wenning were members of the Supervisory Board until the end of the General Meeting on May 23, 2013, and were replaced by Ms. Irrgang, Mr. Bsirske, Mr. Cryan, Mr. Heider, Mr. Rose, Mr. Szukalski and Mr. Thoma. Mr. Todenhöfer stepped down from the Supervisory Board on October 31, 2013, and was replaced by Ms. Dublon, who was elected to the Supervisory Board with effect from November 1, 2013.

In accordance with the German Banking Act, members of the Supervisory Board must be reliable and have the expertise required to perform their control function and to assess and supervise the businesses the company operates. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010 and amended them lastly in January 2014. These objectives have also been incorporated into Section 4 of the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.de/corporate-governance).

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	465
Financial Report 2013	Management Board and Supervisory Board

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

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section 5.4.2, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Section 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of, or perform advisory duties, at major competitors. Important and not just temporary conflicts of interest in the person of a member of the Supervisory Board should lead a termination of the mandate. With effect from July 1, 2014 – outside the group of independent companies of this stock corporation – members of the Supervisory Board do not hold more than the maximum of supervisory board mandates specified in Section 25d German Banking Act (KWG) or mandates in supervisory bodies of companies which have similar requirements There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers and private lives of four members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs or a comparable executive function of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the last Supervisory Board elections in 2008 and also for the election of the year 2013. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the specified objectives, Ms. Garrett-Cox was elected by the 2011 General Meeting and Ms. Dublon by the 2013 General Meeting, in each case based on the proposal of the Supervisory Board. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts seven women among its members, which corresponds to 35 % and three of them are shareholder representatives. We shall strive to maintain this number. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank’s various diversity initiatives, please see the Annual Review 2013, which is available at www.deutsche-bank.com/ir/en/content/reports_2013.htm, and Deutsche Bank’s Career Portal on the Internet at www.db.com/careers/index_e.html).

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	466
Financial Report 2013	Management Board and Supervisory Board

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

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board in the Financial Report 2013 provides information on the concrete work of the committees over the preceding year.

Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, while taking into account the recommendations of the Nomination Committee. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board’s sole authority to decide on the remuneration of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held eight meetings in 2013.

The current members of the Chairman’s Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske (since May 23, 2013), Alfred Herling and Professor Dr. Henning Kagermann (since November 1, 2013)

Nomination Committee: The shareholder representatives on the Nomination Committee prepare the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, they orient their recommendations on the criteria specified by the Supervisory Board for its composition. In accordance with criteria specified by the Supervisory Board for its composition. In accordance with Section 25d (11) of the German Banking Act (KWG), which became effective on January 1, 2014, the Nomination Committee supports the Supervisory Board in identifying candidates to fill positions on the bank’s Management Board, drawing up an objective to promote the representation of the underrepresented gender on the Supervisory Board as well as a strategy for achieving this. It supports the Supervisory Board with the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and makes recommendations regarding this to the Supervisory Board. It continues to support the Supervisory Board with the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively. The Nomination Committee reviews the management’s principles for selecting and appointing persons to the upper management levels and the recommendations made to the Management Board in this respect. The Nomination Committee held two meetings in 2013.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	467
Financial Report 2013	Management Board and Supervisory Board

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske (since October 29, 2013), Alfred Herling (since October 29, 2013), Professor Dr. Henning Kagermann (since November 1, 2013) and Dr. Johannes Teyssen (since May 23, 2013).

Audit Committee: The Audit Committee supports the Supervisory Board in the following matters in particular: in monitoring the financial accounting process; the effectiveness of the risk management system, particularly of the internal control system and the internal audit system; the auditing of the financial statements, especially with regard to the auditor’s independence and the additional services provided by the auditor; and the Management Board’s prompt remediation – through suitable measures – of the deficiencies identified by the auditor. The Audit Committee pre-reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on establishing the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor’s remuneration and supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. The Audit Committee is entitled to obtain, in connection with its activities, information from the auditor, the Management Board, the head of internal audit and the head of risk controlling and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board. The Chairman of the Audit Committee is entitled, in addition to the Chairman of the Supervisory Board, to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal audit process and issues relating to the audit. The Audit Committee supports the Supervisory Board in connection with its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the Principal Accountant Fees and Services section starting on page 471 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held eleven meetings in 2013.

The current members of the Audit Committee are John Cryan (Chairman, since May 23, 2013), Dr. Paul Achleitner, Henriette Mark, Gabriele Platscher (since May 23, 2013), Bernd Rose (since May 23, 2013), and Professor Dr. Klaus Rüdiger Trützschler.

Risk Committee: The Risk Committee advises the Supervisory Board, in particular on the current and future overall risk appetite and overall risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the upper management level. The Risk Committee monitors the terms and conditions in the client business to ensure they are in line with the bank’s business model and risk structure and submits proposals as necessary to the Management Board indicating how the terms and conditions could be structured to bring them into line with the bank’s business model and risk structure. The Risk Committee examines whether the incentives set by the compensation system take into consideration the company’s risk, capital and liquidity structure as well as the likelihood and timing of earnings. The Risk Committee also performs all of the tasks assigned to it by law or regulatory authorities It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	468
Financial Report 2013	Management Board and Supervisory Board

months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail (for additional information on the disclosure of the risk management objectives and policies for individual risk categories, please see the Risk Report starting on page 55 of the Financial Report). The Chairman of the Risk Committee is entitled to obtain, in connection with its activities, information directly from the Management Board, the head of internal audit and the head of risk controlling and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board. The Risk Committee held six meetings in 2013.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman), John Cryan (since May 23, 2013), Dina Dublon (since November 1, 2013), Suzanne Labarge and Rudolf Stockem (since May 23, 2013).

Integrity Committee: Newly established on May 22, 2013, the Integrity Committee regularly advises and monitors the Management Board with regard to its measures to ensure the economically sound, sustainable development of the company while protecting the resources of the natural environment, maintaining social responsibility and observing the principles of sound, responsible management and corporate governance (environmental, social and governance – ESG) as well as the integration of these aspects into the conventional business management (corporate culture). The Integrity Committee monitors the Management Board’s measures to ensure the company’s compliance with legal requirements, authorities’ regulations and the company’s own in-house policies. It is responsible for regularly reviewing the bank’s Code of Business Conduct and Ethics with a view to fostering ethical and moral conduct within and outside the company. Furthermore, it is responsible for the precautionary monitoring and strategic analysis of the bank’s legal and reputational risks that have the potential to place the entire bank at risk or to lead to material claims for damages against current or former Management Board members, and regularly advising and monitoring the Management Board with a view to addressing such risks within the scope of the corporate culture, compliance and the Code of Business Conduct and Ethics so that they are avoided. The Integrity Committee held five meetings in 2013.

Current members of the Integrity Committee are Georg Thoma (Chairman), Dr. Paul Achleitner, Sabine Irrgang, Timo Heider, Martina Klee and Peter Löscher (all since May 23, 2013).

Compensation Control Committee: Established on October 29, 2013, the Compensation Control Committee supports the Supervisory Board in the appropriate structuring of the compensation systems for senior management. It monitors the appropriate structure of the compensation systems for senior management and employees and, in particular, the appropriate structure of the compensation for the heads of the risk control function and compliance function and for the employees who have a material influence on the bank’s overall risk profile. It supports the Supervisory Board in monitoring the appropriate structure of the compensation systems for the company’s employees and assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the bank’s sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. The Compensation Control Committee prepares the Supervisory Board’s resolutions on the compensation of senior management, considering, in particular, the effects of the resolutions on the company’s risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It prepares the Supervisory Board’s resolutions on setting the total amount of Variable Compensation for senior managers in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstVV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of Variable Compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of Variable Compensation has been set

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	469
Financial Report 2013	Reporting and Transparency

in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstVV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods including the conditions for a full forfeiture or partial reduction of the Variable Compensation are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. In the 2013 financial year, a workshop and a telephone conference took place with the Compensation Control Committee. The Compensation Control Committee held no meetings in 2013.

Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling, Professor Dr. Henning Kagermann have been members of the Compensation Control Committee since October 29, 2013.

Mediation Committee: In addition to these six committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2013. The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman), Alfred Herling, Professor Dr. Henning Kagermann (since November 1, 2013) und Stephan Szukalski (since May 23, 2013).

Further details regarding the Chairman’s Committee, the Nomination Committee, the Audit Committee, the Risk Committee, the Integrity Committee and the Compensation Control Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference of our Supervisory Board (see: www.deutsche-bank.com/corporate-governance).

Share Plans

For information on our employee share programs, please refer to Note 35 “Employee Benefits” to the Consolidated Financial Statements.

Reporting and Transparency

Directors’ Share Ownership

Management Board. For the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	470
Financial Report 2013	Auditing and Controlling

Supervisory Board. The current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	0	0

Frank Bsirske	0	0

John Cryan	0	0

Dina Dublon	0	0

Katherine Garrett-Cox	0	0

Timo Heider	0	0

Alfred Herling	1,135	10

Sabine Irrgang	531	10

Prof. Dr. Henning Kagermann	0	0

Martina Klee	1,035	10

Suzanne Labarge	0	0

Peter Löscher	0	0

Henriette Mark	692	10

Gabriele Platscher	929	5

Bernd Rose	0	0

Rudolf Stockem	0	0

Stephan Szukalski	0	0

Dr. Johannes Teyssen	0	0

Georg Thoma	0	0

Prof. Dr. Klaus Rüdiger Trützschler	2,250	0

Total	6.572	45

The members of the Supervisory Board held 6,572 shares, amounting to less than 0.01 % of our shares as of February 20, 2014.

As listed in the “Number of share awards” column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2014.

As described in “Management Report: Compensation Report: Compensation System for Supervisory Board Members”, beginning with the 2013 compensation year, in February of the following year, 25 % of each member’s compensation for services as a member of the Supervisory Board for the prior year is, rather than being paid in cash, converted into notional shares of Deutsche Bank. The ultimate cash value of the notional shares is paid to the member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the market price of the Deutsche Bank share near the ultimate payment date. The table in such other section shows the number of notional shares that were credited in February 2014 to members of the Supervisory Board as part of their 2013 compensation.

Related Party Transactions

For information on related party transactions please refer to Note 38 “Related Party Transactions”.

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Paul Achleitner, John Cryan and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. They are well grounded in the fields of accounting and auditing according to

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	471
Financial Report 2013	Auditing and Controlling

Sections 107 (4), 100 (5) of the Stock Corporation Act and are “independent” of the Bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the German Stock Corporation Act (AktG) as well as Section 25d (9) German Banking Act (KWG). For a description of their experience, please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 462 to 466 of the Financial Report.

Compensation Control Committee Compensation Expert

Since January 1, 2014, pursuant to Section 25 d (12) of the German Banking Act at least one member of the newly formed Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. The Supervisory Board determined that Dr. Paul Achleitner, Chairman of the Compensation Control Committee of Deutsche Bank AG, and Professor Dr. Henning Kagermann, member of the Compensation Control Committee, fulfil the requirements of Section 25d (12) of the German Banking Act (KWG) and therefore have the required expertise and professional experience in risk management and risk controlling.

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

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2012 and 2013 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftsprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) Audit fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit fees, (3) Tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	472
Financial Report 2013	Auditing and Controlling

Fee category in € m.	2013	2012
Audit fees	55	50

Audit-related fees	16	19

Tax-related fees	8	7

All other fees	0	1

Total fees [1]	79	76

[1]	Totals do not add up due to rounding.

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are currently not audited by KPMG. The increase in Audit fees is mainly driven by additional costs caused by an extraordinary annual meeting in 2013. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Accounting Engagement Team. The Group Finance Committee must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2012 and 2013, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services in each category that was subject to such a waiver was less than 5 % for each year.

Deutsche Bank	473
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	474
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

5 –

Supplementary Information

476    Management Board

477    Supervisory Board

480    Group Five-Year Record

481    Declaration of Backing

482    Impressum / Publications

Deutsche Bank	5 – Supplementary Information	476
Financial Report 2013	Management Board

Management Board

Jürgen Fitschen

Co-Chairman

Anshuman Jain

Co-Chairman

Stefan Krause

Dr. Stephan Leithner

Stuart Wilson Lewis

Rainer Neske

Henry Ritchotte

Deutsche Bank	5 – Supplementary Information	477
Financial Report 2013	Supervisory Board

Supervisory Board

Dr. Paul Achleitner

– Chairman

Munich

Alfred Herling*

– Deputy Chairman

Since May 23, 2013

Deutsche Bank AG,

Wuppertal

Karin Ruck*

– Deputy Chairperson

until May 23, 2013

Deutsche Bank AG,

Bad Soden am Taunus

Wolfgang Böhr*

until May 23, 2013

Deutsche Bank AG,

Dusseldorf

Frank Bsirske*

since May 23, 2013

Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft),

Berlin

John Cryan

since May 23, 2013

President Europe, Head Africa,

Head Portfolio Temasek

International Pte Ltd.,

Singapore

Dina Dublon

since November 1, 2013

New York

Dr. Karl-Gerhard Eick

until May 23, 2013

KGE Asset Management Consulting Ltd.,

London

Katherine Garrett-Cox

Chief Executive Officer of

Alliance Trust Plc,

Brechin, Angus

Timo Heider*

since May 23, 2013

BHW Bausparkasse Zentrale,

Emmerthal

Sabine Irrgang*

since May 23, 2013

Deutsche Bank AG,

Mannheim

Prof. Dr. Henning Kagermann

President of acatech – German Academy of Science

and Engineering,

Königs Wusterhausen

Martina Klee*

Deutsche Bank AG,

Frankfurt am Main

Suzanne Labarge

Oakville

Peter Löscher

Chairman of the Management

Board of Siemens AG

(until July 31, 2013),

Munich

Henriette Mark*

Deutsche Bank AG,

Munich

Gabriele Platscher*

Deutsche Bank Privat- und

Geschäftskunden AG,

Braunschweig

Bernd Rose*

since May 23, 2013

Postbank GBR Filialbetrieb AG and Postbank Filial GmbH,

Menden

Rudolf Stockem*

Trade Union Secretary of ver.di – Vereinte Dienstleistungsgesellschaft,

Aachen

Stephan Szukalski*

since May 23, 2013

Deutsche Postbank AG,

Frankfurt am Main

Dr. Johannes Teyssen

Chairman of the

Management Board of E.ON SE,

Dusseldorf

Marlehn Thieme*

until May 23, 2013

Deutsche Bank AG,

Bad Soden am Taunus

Georg Thoma

since May 23, 2013

Partner Shearman & Sterling LLP,

Neuss

Tilman Todenhöfer

until October 31, 2013

Managing Partner of Robert Bosch

Industrietreuhand KG,

Madrid

Prof. Dr. Klaus Rüdiger Trützschler

Essen

Stefan Viertel*

until May 23, 2013

Deutsche Bank AG,

Bad Soden am Taunus

Renate Voigt*

until May 23, 2013

Deutsche Bank AG,

Stuttgart

Werner Wenning

until May 23, 2013

Chairman of the Supervisory Board of E.ON SE,

Chairman of the Supervisory Board of Bayer AG,

Leverkusen

*	Elected by the employees in Germany; Renate Voigt appointed by the court as employee representative.

Deutsche Bank	5 – Supplementary Information	478
Financial Report 2013	Supervisory Board

Committees

Chairman’s Committee

Dr. Paul Achleitner

– Chairman

Frank Bsirske*

since May 23, 2013

Alfred Herling*

Prof. Dr. Henning Kagermann

since November 1, 2013

Karin Ruck*

until May 23, 2013

Tilman Todenhöfer

until October 31, 2013

Mediation Committee

Dr. Paul Achleitner

– Chairman

Wolfgang Böhr*

until May 23, 2013

Alfred Herling*

since May 23, 2013

Prof. Dr. Henning Kagermann

since November 1, 2013

Karin Ruck*

until May 23, 2013

Stephan Szukalski*

since May 23, 2013

Tilman Todenhöfer

until October 31, 2013

Audit Committee

John Cryan

since May 23, 2013

– Chairman

Dr. Karl-Gerhard Eick

until May 23, 2013

– Chairman

Dr. Paul Achleitner

Henriette Mark*

Gabriele Platscher*

since May 23, 2013

Bernd Rose*

since May 23, 2013

Karin Ruck*

until May 23, 2013

Marlehn Thieme*

until May 23, 2013

Prof. Dr. Klaus Rüdiger Trützschler

Risk Committee

Dr. Paul Achleitner

– Chairman

John Cryan

since May 23, 2013

Dina Dublon

since November 1, 2013

Prof. Dr. Henning Kagermann

until October 31, 2013

Suzanne Labarge

Rudolf Stockem

since May 23, 2013

Nomination Committee

Dr. Paul Achleitner

– Chairman

Frank Bsirske*

since October 29, 2013

Alfred Herling*

since October 29, 2013

Prof. Dr. Henning Kagermann

since November 1, 2013

Dr. Johannes Teyssen

since May 23, 2013

Tilman Todenhöfer

until October 31, 2013

Werner Wenning

until May 23, 2013

Integrity Committee

(since May 23, 2013)

Georg Thoma

– Chairman

Dr. Paul Achleitner

Timo Heider*

Sabine Irrgang*

Martina Klee*

Peter Löscher

Compensation Control Committee

(since October 29, 2013)

Dr. Paul Achleitner

– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

*	Elected by the employees in Germany.

Deutsche Bank	479
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	5 – Supplementary Information	480
Financial Report 2013	Group Five-Year Record

Group Five-Year Record

Balance Sheet in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009

Total assets	1,611,400	2,022,275	2,164,103	1,905,630	1,500,664

Loans	376,582	397,377	412,514	407,729	258,105

Total liabilities[1]	1,566,434	1,968,035	2,109,443	1,855,262	1,462,695

Total shareholders’ equity[1]	54,719	54,001	53,390	48,819	36,647

Noncontrolling interests	247	239	1,270	1,549	1,322

Tier 1 capital[2]	50,717	50,483	49,047	42,565	34,406

Total regulatory capital[2]	55,464	57,015	55,226	48,688	37,929

Income Statement in € m.	2013	2012	2011	2010	2009
Net interest income	14,834	15,975	17,445	15,583	12,459

Provision for credit losses	2,065	1,721	1,839	1,274	2,630

Commissions and fee income[3]	12,308	11,809	11,878	10,669	8,911

Net gains (losses) on financial assets/liabilities at fair value through profit or loss[3]	3,817	5,608	2,724	3,354	7,109

Other noninterest income (loss)	956	344	1,181	(1,039)	(527)
Total noninterest income	17,082	17,761	15,783	12,984	15,493
Compensation and benefits	12,329	13,490	13,135	12,671	11,310

General and administrative expenses	15,126	15,017	12,657	10,133	8,402

Policyholder benefits and claims	460	414	207	485	542

Impairment of intangible assets	79	1,886	0	29	(134)

Restructuring activities	399	394	0	0	0
Total noninterest expenses	28,394	31,201	25,999	23,318	20,120
Income before income taxes	1,456	814	5,390	3,975	5,202
Income tax expense	775	498	1,064	1,645	244
Net income	681	316	4,326	2,330	4,958
Net income (loss) attributable to noncontrolling interests	15	53	194	20	(15)

Net income attributable to Deutsche Bank shareholders	666	263	4,132	2,310	4,973

Key figures	2013	2012	2011	2010	2009
Basic earnings per share[4]	€ 0.67	€ 0.28	€ 4.45	€ 3.07	€ 7.21

Diluted earnings per share[4]	€ 0.65	€ 0.27	€ 4.30	€ 2.92	€ 6.94

Dividends paid per share in period	€ 0.75	€ 0.75	€ 0.75	€ 0.75	€ 0.50

Return on average shareholders’ equity (post- tax)	1.2%	0.5%	8.2%	5.5%	14.6%

Pre-tax return on average shareholders’ equity	2.6%	1.3%	10.2%	9.5%	15.3%

Cost/income ratio	89.0%	92.5%	78.2%	81.6%	72.0%

Common Equity Tier 1 capital ratio[2]	12.8%	11.4%	9.5%	8.7%	8.7%

Tier 1 capital ratio[2]	16.9%	15.1%	12.9%	12.3%	12.6%

Total capital ratio[2]	18.5%	17.1%	14.5%	14.1%	13.9%

Employees (full-time equivalent)[5]	98,254	98,219	100,996	102,062	77,053

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]

Figures presented for 2013, 2012 and 2011 are based on the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act (“Kreditwesengesetz”) and the Solvency Regulation (“Solvabilitätsverordnung”). Figures presented for 2010 and 2009 are pursuant to the capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation. The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

[3]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[4]

The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[5]	Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Deutsche Bank	481
Financial Report 2013

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	482
Financial Report 2013

[This page is intentionally left blank]

483

2014
Financial Calendar

April 29, 2014
Interim Report as of March 31, 2014

May 22, 2014
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

May 23, 2014
Dividend payment

July 29, 2014
Interim Report as of June 30, 2014

October 29, 2014
Interim Report as of September 30, 2014

2015
Financial Calendar

February 5, 2015
Preliminary results for the 2014 financial year

March 12, 2015
Annual Report 2014 and Form 20-F

April 29, 2015
Interim Report as of March 31, 2015

May 21, 2015
Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)

May 22, 2015
Dividend payment

July 30, 2015
Interim Report as of June 30, 2015

October 29, 2015
Interim Report as of September 30, 2015

Annual Review 2013
- Print version
- PDF download
- Online version: www.db.com/13

Financial Report 2013
- Print version
- PDF download
- Online version: www.db.com/13

Corporate Responsibility Report 2013
- Print version
- PDF download

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-1
Annual Report 2013 on Form 20-F

Supplemental Financial Information (Unaudited)

Industry Guide 3 Information

Amounts for 2013, 2012, 2011, 2010 and 2009 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.

Financial Condition

Average balance sheet based upon month-end balances

Average balance sheet and interest and similar income	2013			2012			2011
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Assets:[1]

Interest-earning deposits with banks:
In German offices	30,508	65	0.21%	59,617	167	0.28%	29,807	330	1.11%
In Non-German offices	82,664	694	0.84%	79,988	761	0.95%	66,979	464	0.69%

Total interest-earning deposits with banks	113,172	759	0.67%	139,605	928	0.66%	96,786	794	0.82%

Central bank funds sold and securities purchased under resale agreements:
In German offices	21,528	40	0.18%	36,557	136	0.37%	25,556	317	1.24%
In Non-German offices	14,045	372	2.65%	12,918	626	4.85%	10,851	660	6.08%

Total central bank funds sold and securities purchased under resale agreements	35,573	412	1.16%	49,475	762	1.54%	36,407	977	2.68%

Securities borrowed:
In German offices	120	0	0.08%	117	0	0.05%	107	1	0.52%
In Non-German offices[2]	25,024	(375)	(1.50) %	29,693	(519)	(1.75) %	34,804	(358)	(1.03) %

Total securities borrowed	25,144	(375)	(1.49) %	29,810	(519)	(1.74) %	34,911	(358)	(1.02) %

Interest-earning financial assets at fair value through profit or loss:
In German offices	41,471	936	2.26%	43,377	1,066	2.46%	56,787	1,590	2.80%
In Non-German offices	420,367	9,793	2.33%	456,619	13,123	2.87%	430,654	13,786	3.20%

Total interest-earning financial assets at fair value through profit or loss	461,838	10,729	2.32%	499,996	14,189	2.84%	487,441	15,376	3.15%

Financial assets available for sale:
In German offices	26,737	728	2.72%	31,470	1,054	3.35%	35,969	614	1.71%
In Non-German offices	24,807	666	2.68%	16,359	536	3.27%	13,049	469	3.60%

Total financial assets available for sale	51,544	1,394	2.70%	47,829	1,589	3.32%	49,018	1,083	2.21%

Loans:[3]
In German offices	221,758	6,912	3.12%	231,155	7,961	3.45%	236,066	9,199	3.90%
In Non-German offices	167,738	5,029	3.00%	180,774	5,697	3.15%	174,018	5,715	3.28%

Total loans	389,496	11,941	3.07%	411,929	13,658	3.32%	410,084	14,914	3.64%

Total other interest-earning assets	59,895	741	1.24%	71,357	986	1.38%	59,554	1,579	2.65%

Total interest-earning assets	1,136,662	25,601	2.25%	1,250,002	31,594	2.53%	1,174,201	34,366	2.93%

Cash and due from banks	20,551			19,435			17,207

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	302,888			381,168			336,977
In Non-German offices	351,880			473,572			364,241

All other assets	135,451			144,178			157,044

Allowance for credit losses	(5,044)			(4,384)			(3,600)

Total assets	1,942,388			2,263,970			2,046,070

% of assets attributable to Non-German offices	65%			64%			62%

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-2
Annual Report 2013 on Form 20-F

Average balance sheet and interest expense	2013			2012			2011
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:[1]

Interest-bearing deposits:

In German offices:
Time deposits	50,737	484	0.95%	58,068	903	1.56%	63,201	1,145	1.81%
Savings deposits	104,983	1,131	1.08%	111,408	1,679	1.51%	115,273	1,876	1.63%
Demand deposits	51,253	134	0.26%	73,234	336	0.46%	69,175	586	0.85%

Total in German offices	206,973	1,749	0.84%	242,710	2,919	1.20%	247,649	3,607	1.46%

In Non-German offices:
Time deposits	107,684	992	0.92%	128,918	1,101	0.85%	127,100	1,090	0.86%
Savings deposits	7,845	40	0.52%	20,423	221	1.08%	22,430	247	1.10%
Demand deposits	87,443	579	0.66%	79,074	706	0.89%	79,583	1,014	1.27%

Total in Non-German offices	202,972	1,611	0.79%	228,415	2,028	0.89%	229,113	2,351	1.03%

Total interest-bearing deposits	409,945	3,360	0.82%	471,125	4,947	1.05%	476,762	5,958	1.25%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	3,226	7	0.23%	19,481	44	0.22%	14,978	158	1.06%
In Non-German offices	39,480	179	0.45%	53,574	271	0.51%	39,464	268	0.68%

Total central bank funds purchased and securities sold under repurchase agreements	42,706	186	0.44%	73,055	315	0.43%	54,442	426	0.78%

Securities loaned:
In German offices[2]	14	0	(2.09) %	12	0	3.27%	10	(2)	(15.80) %
In Non-German offices[2]	4,699	(215)	(4.58) %	6,690	(302)	(4.51) %	8,169	(167)	(2.05) %

Total securities loaned	4,713	(216)	(4.57) %	6,702	(301)	(4.49) %	8,179	(169)	(2.06) %

Interest-bearing financial liabilities at fair value through profit or loss:
In German offices	19,623	459	2.34%	22,096	728	3.30%	26,327	880	3.34%
In Non-German offices	182,394	4,076	2.23%	197,373	5,919	3.00%	201,708	5,635	2.79%

Total interest-bearing financial liabilities at fair value through profit or loss	202,017	4,535	2.24%	219,469	6,647	3.03%	228,035	6,515	2.86%

Other short-term borrowings:
In German offices	1,318	16	1.24%	3,140	22	0.69%	5,763	57	0.99%
In Non-German offices	69,142	269	0.39%	64,894	320	0.49%	59,117	422	0.71%

Total other short-term borrowings	70,460	285	0.40%	68,034	342	0.50%	64,880	479	0.74%

Long-term debt and trust preferred securities:
In German offices	77,107	1,078	1.40%	89,032	1,667	1.87%	91,623	1,731	1.89%
In Non-German offices	79,002	1,339	1.69%	89,873	1,862	2.07%	83,409	1,738	2.08%

Total long-term debt and trust preferred securities	156,109	2,417	1.55%	178,905	3,529	1.97%	175,032	3,469	1.98%

Total other interest-bearing liabilities	93,295	200	0.21%	102,083	140	0.14%	71,391	243	0.34%

Total interest-bearing liabilities	979,245	10,768	1.10%	1,119,374	15,619	1.40%	1,078,721	16,921	1.57%

[1]	The allocation of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability.
[2]

Interest income and expense figures adjusted to reflect the fees paid/received on securities borrowed/securities loaned transactions. Prior year figures adjusted, please see Consolidated Financial Statements Note 1 “Significant Accounting Policies and Critical Accounting Estimates” for more detail.

[3]	Categories of loans include impaired loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-3
Annual Report 2013 on Form 20-F

Average balance sheet and interest expense	2013			2012			2011
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Noninterest-bearing deposits:
In German offices	115,984			89,541			68,403
In Non-German offices	28,288			26,615			17,207

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	279,090			361,378			321,624
In Non-German offices	349,330			464,498			356,515

All other noninterest-bearing liabilities	134,080			146,537			151,633

Total shareholders’ equity	56,080			55,597			50,547

Noncontrolling interests	291			431			1,420

Total equity	56,371			56,028			51,967

Total liabilities and equity	1,942,388			2,263,970			2,046,070

% of liabilities attributable to Non-German offices[1]	61%			61%			59%

Rate spread	1.15%			1.13%			1.36%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.59%			1.30%			1.58%
In Non-German offices	1.18%			1.27%			1.44%

Total	1.31%			1.28%			1.49%

[1]	% for 2012 and 2011 adjusted

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-4
Annual Report 2013 on Form 20-F

Analysis of changes in interest and similar income and interest expense

	2013 over 2012 due to changes in1			2012 over 2011 due to changes in1
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:

Interest-earning deposits with banks:
German offices	(102)	(68)	(34)	(163)	189	(352)
Non-German offices	(67)	25	(92)	297	102	196

Total interest-earning deposits with banks	(169)	(43)	(126)	134	290	(157)

Central bank funds sold and securities purchased under resale agreements:
German offices	(96)	(43)	(53)	(181)	100	(281)
Non-German offices	(253)	50	(303)	(34)	113	(147)

Total central bank funds sold and securities purchased under resale agreements	(349)	7	(356)	(214)	213	(428)

Securities borrowed:
German offices	0	0	0	(1)	0	(1)
Non-German offices	144	76	68	(673)	(19)	(654)

Total securities borrowed	144	76	68	(674)	(19)	(654)

Financial assets at fair value through profit or loss:
German offices	(130)	(46)	(84)	(524)	(345)	(179)
Non-German offices	(3,330)	(983)	(2,347)	(663)	800	(1,462)

Total financial assets at fair value through profit or loss	(3,460)	(1,029)	(2,431)	(1,187)	454	(1,641)

Financial assets available for sale
German offices	(326)	(145)	(181)	440	(85)	525
Non-German offices	130	239	(109)	66	111	(45)

Total financial assets available for sale	(196)	94	(290)	506	26	480

Loans:
German offices	(1,049)	(314)	(735)	(1,238)	(188)	(1,050)
Non-German offices	(668)	(399)	(269)	(18)	218	(236)

Total loans	(1,717)	(713)	(1,004)	(1,256)	30	(1,286)

Other interest-earning assets	(245)	(149)	(96)	(594)	577	(1,171)

Total interest and similar income	(5,992)	(1,757)	(4,235)	(3,285)	1,571	(4,856)

Interest expense:

Interest-bearing deposits:
German offices	(1,170)	(387)	(783)	(1,510)	(87)	(1,423)
Non-German offices	(417)	(214)	(203)	(323)	(7)	(316)

Total interest-bearing deposits	(1,587)	(601)	(986)	(1,833)	(94)	(1,739)

Central bank funds purchased and securities sold under repurchase agreements:
German offices	(36)	(37)	1	(115)	37	(152)
Non-German offices	(92)	(66)	(26)	3	82	(78)

Total central bank funds purchased and securities sold under repurchase agreements	(128)	(103)	(25)	(112)	119	(230)

Securities loaned:
German offices	(1)	0	(1)	2	0	2
Non-German offices	86	91	(5)	(646)	(52)	(594)

Total securities loaned	85	91	(6)	(644)	(52)	(592)

Financial liabilities at fair value through profit or loss:
German offices	(269)	(75)	(194)	(152)	(140)	(12)
Non-German offices	(1,844)	(423)	(1,421)	285	(123)	408

Total financial liabilities at fair value through profit or loss	(2,113)	(498)	(1,615)	133	(263)	396

Other short-term borrowings:
German offices	(5)	(5)	0	(35)	(19)	(17)
Non-German offices	(51)	20	(71)	(101)	49	(150)

Total other short-term borrowings	(56)	15	(71)	(136)	30	(166)

Long-term debt and trust preferred securities:
German offices	(589)	(204)	(385)	757	(26)	784
Non-German offices	(523)	(209)	(314)	123	134	(11)

Total long-term debt and trust preferred securities	(1,112)	(413)	(699)	880	108	773

Other interest-bearing liabilities	60	(13)	73	(103)	75	(178)

Total interest expense	(4,851)	(1,522)	(3,329)	(1,815)	(77)	(1,737)

Net change in net interest income	(1,141)	(235)	(906)	(1,470)	1,649	(3,119)

[1]	Changes due to combination of volume and rate are allocated proportionally.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-5
Annual Report 2013 on Form 20-F

Investment Portfolio (Securities Available for Sale)

Fair values of the Group’s investment portfolio

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Debt securities:
German government	9,076	9,942	5,207
U.S. Treasury and U.S. government agencies	1,571	169	1,015
U.S. local (municipal) governments	126	531	605
Other foreign governments	22,570	16,655	10,919
Corporates	9,248	14,527	18,856
Other asset-backed securities	943	1,113	1,273
Mortgage-backed securities, including obligations of U.S. federal agencies	53	727	731
Other debt securities	656	491	775

Total debt securities	44,242	44,155	39,381

Equity securities:
Equity shares	979	1,083	1,632
Investment certificates and mutual funds	98	222	236

Total equity securities	1,076	1,305	1,868

Total	45,319	45,460	41,249

Fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale

Dec 31, 2013		Gross unrealized holding
in € m.	Fair value	Gains	Losses	Amortized cost
Debt securities:
German government	9,076	58	98	9,117
U.S. Treasury and U.S. government agencies	1,571	0	23	1,594
U.S. local (municipal) governments	126	0	3	129
Other foreign governments	22,570	207	206	22,569
Corporates	9,248	296	40	8,993
Other asset-backed securities	943	39	10	914
Mortgage-backed securities, including obligations of U.S. federal agencies	53	4	3	51
Other debt securities	656	1	0	655

Total debt securities	44,242	604	383	44,021

Equity securities:
Equity shares	979	376	10	612
Investment certificates and mutual funds	98	3	0	95

Total equity securities	1,076	379	11	708

Total securities available for sale	45,319	984	394	44,729

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-6
Annual Report 2013 on Form 20-F

The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2013:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	647	1.9%	3,813	1.8%	1,772	2.0%	2,885	3.7%	9,117	2.5%

U.S. Treasury and U.S. government agencies	158	0.3%	1,436	1.3%	0	0.0%	0	0.0%	1,594	1.2%

U.S. local (municipal) governments	1	0.7%	0	0.0%	0	0.0%	127	1.9%	129	1.9%

Other foreign governments	1,820	1.3%	15,620	1.9%	2,605	1.1%	2,525	1.5%	22,569	1.7%

Corporates	1,285	4.2%	4,532	3.7%	2,243	3.8%	933	5.0%	8,993	3.9%

Other asset-backed securities	11	4.5%	43	4.9%	475	2.2%	386	6.1%	914	4.0%

Mortgage-backed securities, including obligations of U.S. federal agencies	4	0.9%	47	0.8%	0	0.0%	1	0.0%	51	0.8%

Other debt securities	463	1.7%	39	0.6%	28	2.0%	124	1.8%	655	1.7%

Total fair value	4,390	2.2%	25,703	2.2%	7,217	2.2%	6,932	3.2%	44,242	2.3%

Total amortized cost	4,388		25,529		7,122		6,981		44,021

Loans Outstanding

Analysis of the Group’s loan portfolio by industry sector and by the borrower’s country of domicile (in- or outside Germany)

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
German:
Banks and insurance	6,197	7,949	10,177	13,858	9,527
Manufacturing	7,428	8,463	9,154	8,266	7,486
Wholesale and retail trade	4,062	4,212	3,948	3,656	2,901
Households	135,123	131,047	126,462	121,641	50,936
Commercial real estate activities	20,418	20,762	21,093	20,396	13,792
Public sector	11,417	9,729	10,747	18,182	5,922
Lease financing	712	244	820	799	882
Other	15,599	16,675	17,746	20,732	13,851

Total German	200,956	199,081	200,147	207,530	105,297

Non-German:
Banks and insurance	18,903	19,900	25,131	24,940	12,475
Manufacturing	13,978	14,740	13,600	12,482	9,828
Wholesale and retail trade	9,903	12,814	11,097	9,981	8,037
Households	58,393	49,927	47,726	45,711	34,739
Commercial real estate activities	13,841	24,544	25,050	23,723	15,167
Public sector	4,811	5,649	5,665	5,931	3,650
Lease financing	718	636	859	1,521	1,196
Other	60,584	74,915	87,782	80,073	72,309

Total Non-German	181,130	203,125	216,910	204,362	157,401

Gross loans	382,086	402,206	417,057	411,892	262,698

(Deferred expense)/unearned income	(85)	137	381	867	1,250

Loan less (deferred expense)/unearned income	382,171	402,069	416,676	411,025	261,448

Included in the category Other is Fund Management activities exposure of € 10.0 billion, € 16.8 billion, € 25.0 billion, € 28.0 billion and € 26.5 billion for December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-7
Annual Report 2013 on Form 20-F

Loan Maturities and Sensitivity to Changes in Interest Rates

Analysis of maturities of the Group’s loan portfolio (excluding lease financing)

Dec 31, 2013 in € m.	Within 1 year	After one but within five years	After 5 years	Total
German:
Banks and insurance	1,195	4,854	148	6,197
Manufacturing	4,483	2,513	433	7,428
Wholesale and retail trade	3,099	805	159	4,062
Households (excluding mortgages)	8,820	5,412	5,202	19,435
Households – mortgages	9,517	16,388	89,783	115,688
Commercial real estate activities	4,669	5,729	10,020	20,418
Public sector	6,268	2,910	2,239	11,417
Other	7,111	4,619	3,870	15,599

Total German	45,162	43,228	111,854	200,244

Non-German:
Banks and insurance	16,354	2,280	270	18,903
Manufacturing	9,695	3,458	825	13,978
Wholesale and retail trade	7,406	1,867	630	9,903
Households (excluding mortgages)	13,265	9,626	3,422	26,314
Households – mortgages	1,762	2,382	27,934	32,079
Commercial real estate activities	4,278	7,295	2,267	13,841
Public sector	1,217	841	2,753	4,811
Other	25,527	20,988	14,069	60,584

Total Non-German	79,503	48,738	52,172	180,413

Gross loans	124,665	91,966	164,025	380,656

(Deferred expense)/unearned income	112	182	(378)	(85)

Loans less (deferred expense)/unearned income	124,553	91,785	164,403	380,741

Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date

Dec 31,2013 in € m.	After one but within five years	After 5 years	Total
Fixed rate loans	75,921	137,936	213,857
Floating or adjustable rate loans	16,045	26,089	42,134

Total	91,966	164,025	255,991

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

Loans 90 days or more Past Due and still accruing

Exposure of loans carried at amortized cost which were 90 days or more past due and still accruing for the last five years

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
German	450	336	403	288	310

Non-German	235	118	147	14	11

Total loans 90 days or more past due and still accruing	685	454	550	302	321

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-8
Annual Report 2013 on Form 20-F

Impaired Loans

Breakdown of the Group’s IFRS impaired loans by region based on the borrower’s country of domicile

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2010[1]	Dec 31, 2009
Germany	3,261	3,615	3,721	2,051	1,665

Western Europe (excluding Germany)	5,832	5,476	4,665	2,597	3,702

Eastern Europe	252	344	241	267	151

North America	590	626	1,133	1,150	1,395

Central and South America	32	41	40	43	85

Asia/Pacific	175	233	270	182	157

Africa	1	0	0	23	27

Other	0	0	0	0	19

Total impaired loans	10,143	10,335	10,070	6,313	7,201

[1]	Numbers for 2011 and 2010 adjusted.

Breakdown of the Group’s IFRS impaired loans by industry sector of the borrower

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2010[1]	Dec 31, 2009
Banks and insurance	45	53	118	81	101

Fund management activities	93	128	917	833	848

Manufacturing	811	926	831	610	698

Wholesale and retail trade	661	554	468	324	346

Households	3,671	3,707	3,402	2,143	1,659

Commercial real estate activities	2,683	3,358	2,945	975	960

Public sector	39	0	0	0	45

Other	2,139	1,609	1,389	1,347	2,544

Total impaired loans	10,143	10,335	10,070	6,313	7,201

[1]	Numbers for 2011 and 2010 adjusted.

Interest Revenue of Impaired Loans

The following table shows the approximate effect on interest revenue of IFRS impaired loans. It shows the gross interest income that would have been recorded during the reporting period, if those loans had been current in accordance with their original terms and had been outstanding throughout the reporting period or since their origination, if Deutsche Bank Group only held them for part of the reporting period. It also shows the amount of interest income on those loans that was included in net income for the reporting period.

in € m.	2013
German loans:
Gross amount of interest that would have been recorded at original rate	108
Less interest, net of reversals, recognized in interest revenue	48

Reduction of interest revenue	60

Non-German loans:
Gross amount of interest that would have been recorded at original rate	126
Less interest, net of reversals, recognized in interest revenue	54

Reduction of interest revenue	71

Total reduction of interest revenue	132

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-9
Annual Report 2013 on Form 20-F

Renegotiated Loans

Breakdown of the Group’s renegotiated loans representing our troubled debt restructurings

in € m.	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Renegotiated loans considered nonimpaired
German	275	210	114	65	69
Non-German	397	678	950	753	119

Total renegotiated loans considered nonimpaired	672	888	1,064	818	188

Renegotiated loans considered impaired
German	564	309	252	96	53
Non-German	1,127	1,317	1,102	301	228

Total renegotiated loans considered impaired	1,691	1,626	1,354	397	281

Renegotiated loans
German	839	519	366	160	121
Non-German	1,524	1,995	2,052	1,055	348

Total renegotiated loans	2,363	2,514	2,418	1,215	469

Renegotiated loan positions have increased generally in recent years due to the deterioration of the global macroeconomic environment. In 2013, the level of the Group’s renegotiated loans decreased by € 151 million or 6 % to € 2.4 billion compared to prior year-end. Reductions recorded for nonimpaired loans were primarily due to one commercial real estate loan to a counterparty in Western Europe (excluding Germany) which was consolidated due to the Group obtaining control over the structured entity borrowers during the second quarter of 2013. The renegotiated loans considered impaired increased due to individually assessed items Germany in the Group’s core business for which a small number of new provisions were required. In 2012, renegotiated loans increased by € 96 million or 4%. The key driver for the decrease in 2012 in Non-German renegotiated loans considered nonimpaired was a single loan amounting to € 435 million within the Group’s leveraged finance activities in Western Europe (excluding Germany) which became impaired and was partially written off. Excluding this single item, non-German renegotiated loans considered nonimpaired have increased in line with the Group’s total renegotiated loan position. In 2011, increases included several large transactions in the Group’s commercial real estate activities through the Group’s entities in the UK and the Americas as well as in subsidiaries the Group acquired in 2010 in Germany. Renegotiated loans also increased to a lesser extent in Spain due to the deteriorating home finance market.

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
Annual Report 2013 on Form 20-F

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2013, 2012 and 2011. As of December 31, 2013, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2013 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	9,301	35,837	101,532	7,751	107,383	261,804	16.25%

Great Britain	8,073	9,506	44,878	2,524	47,587	112,568	6.99%

Luxembourg	8,226	6,597	46,089	1,559	398	62,869	3.90%

France	4,754	16,799	14,889	7,430	0	43,872	2.72%

Netherlands	3,228	11,917	18,246	4,256	219	37,866	2.35%

Italy	6,156	21,707	7,583	621	4,877	40,944	2.54%

Japan	2,002	2,253	16,195	238	7,112	27,800	1.73%

Spain	6,726	4,492	5,998	975	5,266	23,457	1.46%

Cayman Islands	76	0	10,562	426	9,277	20,341	1.26%

Switzerland	1,945	555	9,309	3,928	1,487	17,224	1.07%

China	6,867	622	6,403	259	45	14,196	0.88%

Australia	1,549	1,327	5,515	205	5,623	14,219	0.88%

Ireland	1,122	507	9,152	705	887	12,373	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2012 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	8,620	40,840	95,480	10,283	323,473	478,696	23.79%

Great Britain	18,398	7,615	60,911	2,966	27,012	116,902	5.81%

Luxembourg	7,098	2,549	41,569	2,470	487	54,173	2.69%

France	6,387	15,705	18,500	6,844	0	47,436	2.36%

Netherlands	3,190	7,899	19,076	4,222	195	34,582	1.72%

Japan	2,485	2,908	10,625	271	13,269	29,558	1.47%

Italy	5,640	11,974	6,774	1,196	1,807	27,391	1.36%

Spain	7,084	4,115	6,537	681	6,580	24,997	1.24%

Switzerland	2,625	812	10,591	3,772	1,323	19,123	0.95%

Cayman Islands	325	124	12,223	1,846	2,659	17,177	0.85%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2011 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	8,101	29,006	83,270	10,922	321,974	453,273	20.95%

Great Britain	19,311	8,544	58,385	3,659	17,160	107,059	4.95%

Luxembourg	6,740	2,608	37,459	2,035	0	48,841	2.26%

France	7,255	13,378	14,583	7,257	131	42,603	1.97%

Italy	5,886	10,580	7,558	412	8,867	33,303	1.54%

Netherlands	2,915	6,050	19,349	4,293	111	32,717	1.51%

Japan	1,968	4,663	9,003	329	16,586	32,549	1.50%

Spain	7,600	2,769	6,339	1,122	9,964	27,794	1.28%

Cayman Islands	511	170	13,856	914	2,687	18,138	0.84%

Switzerland	2,413	1,021	10,598	3,091	689	17,812	0.82%

Ireland	1,574	468	13,082	844	663	16,631	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-11
Annual Report 2013 on Form 20-F

Allowance for Loan Losses

Breakdown of the movements in the Group’s allowance for loan losses

in € m. (unless stated otherwise)	2013	2012[1]	2011	2010	2009
Balance, beginning of year	4,692	4,158	3,296	3,343	1,938

Charge-offs:

German:
Banks and insurance	0	(1)	(2)	(5)	(2)
Manufacturing	(79)	(42)	(93)	(43)	(43)
Wholesale and retail trade	(17)	(42)	(26)	(32)	(23)
Households (excluding mortgages)	(192)	(265)	(273)	(338)	(340)
Households – mortgages	(64)	(60)	(26)	(26)	(23)
Commercial real estate activities	(26)	(11)	(13)	(22)	(6)
Public sector	0	0	0	0	0
Other	(95)	(71)	(112)	(49)	(72)

German total	(474)	(491)	(546)	(515)	(509)

Non-German total	(741)	(789)	(519)	(928)	(713)

Total charge-offs	(1,215)	(1,281)	(1,065)	(1,443)	(1,222)

Recoveries:

German:
Banks and insurance	0	0	1	1	1
Manufacturing	10	10	18	14	11
Wholesale and retail trade	3	6	8	6	7
Households (excluding mortgages)	64	106	93	63	83
Households – mortgages	38	15	1	4	1
Commercial real estate activities	2	2	3	4	7
Public sector	0	0	0	0	0
Other	18	19	17	20	25

German total	136	158	142	112	135

Non-German total	26	37	26	31	31

Total recoveries	162	195	168	143	166

Net charge-offs	(1,053)	(1,086)	(897)	(1,300)	(1,056)

Provision for loan losses	2,060	1,728	1,832	1,313	2,597

Other changes (i.e., exchange rate changes, changes in the group of consolidated companies)	(110)	(107)	(69)	(60)	(137)

Balance, end of year	5,589	4,692	4,162	3,296	3,343

Percentage of total net charge-offs to average loans for the year	0.28%	0.27%	0.22%	0.45%	0.39%

[1]	Allowance, beginning of year 2012 differs from Allowance, end of year 2011 due to changes in consolidation rules according to IFRS10.

The Group’s allowance for loan losses is attributable 51 % to individually assessed and 49 % to collectively assessed loan losses. The net increase in the allowance for loan losses of € 897 million compared with prior year end results from additions of € 2.1 billion partly offset by € 1.1 billion of net charge-offs and € 110 million other changes, such as accretion of interest on impaired loans and foreign exchange effects.

The Group’s provision for loan losses increased by € 332 million or 19 % in 2013 compared with 2012. This increase was driven by the individually assessed loan portfolio, where provisioning increased by € 262 million along with an increase of € 70 million in the collectively assessed portfolio. The increase of provisions in the individually assessed loan portfolio is a result of a single client credit event recorded in GTB, increased provisioning for shipping exposure recorded in CB&S and higher charges in NCOU driven by single client items amongst others related to the European Commercial Real Estate sector. The increase in the collectively assessed loan portfolio was driven by NCOU and was mainly the result of higher provisioning related to the Group’s de-risking activities. This increase was partly offset by reductions in the Group’s Core business mainly reflecting an improved credit environment in the German retail market compared to prior year.

Net charge-offs slightly decreased by € 33 million or 3 % in 2013 driven by a reduction of € 61 million in the individually assessed loan portfolio and partly offset by an increase of € 28 million in the Group’s collectively assessed loan portfolio.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-12
Annual Report 2013 on Form 20-F

The Group’s allowance for loan losses as of December 31, 2012 was € 4.7 billion, 52 % of which is related to collectively assessed and 48 % to individually assessed loan losses. The increase in the allowance for loan losses of € 531 million mainly relates to € 1.7 billion of additional loan loss provisions partly offset by € 1.1 billion of charge-offs.

The Group’s provision for loan losses decreased by € 104 million or 6 % in 2012 compared with 2011. This decrease was driven by the collectively assessed loan portfolio, which saw a reduction of € 312 million or 34 % driven by lower levels of provisioning for non-impaired loans within the NCOU mainly as a result of the Group’s de-risking measures along with lower provisioning in the homogenous Postbank portfolio basically driven by improvements in the portfolio quality. Further credit was recorded in other interest income representing increases in the credit quality of Postbank loans recorded at fair value on initial consolidation in the Group accounts. The increase in provisions for individually assessed loans of € 208 million or 23 % is related to assets which had been reclassified in accordance with IAS 39 in North America and United Kingdom now held in the NCOU.

Net charge-offs increased by € 189 million or 21 % in 2012. Net charge-offs for individually assessed loans were up € 249 million mainly related to assets which had been reclassified in accordance with IAS 39.

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-13
Annual Report 2013 on Form 20-F

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

The Group’s provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for the Group’s corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe on the back of the overall deteriorating credit environment. Furthe loan loss provisions reflected a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 233 million.

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-14
Annual Report 2013 on Form 20-F

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2013, 65 % of the Group’s total allowance was attributable to non-German clients compared to 63 % as of December 31, 2012.

in € m.	2013	2012	2011	2010	2009
Balance, beginning of year	2,968	2,509	2,284	2,391	995

Provision for loan losses	1,438	1,152	751	820	2,182

Net charge-offs	(715)	(752)	(493)	(897)	(682)
Charge-offs	(741)	(789)	(519)	(928)	(713)
Recoveries	26	37	26	31	31

Other changes (i.e., exchange rate changes, changes in the group of consolidated companies)	(80)	59	(33)	(30)	(104)

Balance, end of year	3,612	2,968	2,509	2,284	2,391

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (unless stated otherwise)	Dec 31, 2013		Dec 31, 2012		Dec 31, 2011		Dec 31, 2010		Dec 31, 2009
German:

Individually assessed loan loss allowance:
Banks and insurance	2	2%	1	2%	13	2%	1	3%	2	4%
Manufacturing	236	2%	277	2%	252	2%	236	2%	199	3%
Households (excluding mortgages)	139	5%	94	5%	78	4%	42	4%	18	5%
Households – mortgages	11	30%	14	28%	12	26%	4	25%	3	15%
Public sector	0	3%	0	2%	0	3%	0	5%	0	2%
Wholesale and retail trade	129	1%	111	1%	112	1%	95	1%	95	1%
Commercial real estate activities	149	5%	157	5%	241	5%	46	5%	55	5%
Other	197	4%	128	4%	124	4%	135	5%	126	5%

Individually assessed loan loss allowance German total	864		782		832		559		498

Collectively assessed loan loss allowance	1,113		942		821		453		454

German total	1,977	53%	1,724	49%	1,653	48%	1,012	50%	952	40%

Non-German:

Individually assessed loan loss allowance	1,993		1,484		1,179		1,084		1,532

Collectively assessed loan loss allowance	1,619		1,484		1,327		1,200		859

Non-German total	3,612	47%	2,968	51%	2,507	52%	2,284	50%	2,391	60%

Total allowance for loan losses	5,589	100%	4,692	100%	4,162	100%	3,296	100%	3,343	100%

Total individually assessed loan loss allowance	2,857		2,266		2,011		1,643		2,030

Total collectively assessed loan loss allowance	2,732		2,426		2,150		1,653		1,313

Total allowance for loan losses	5,589		4,692		4,162		3,296		3,343

Deposits

The amount of other time deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 23.6 billion as of December 31, 2013, thereof with maturities within three months € 8.1 billion, after three months but within six months € 4.4 billion, after six months but within one year € 2.4 billion and after one year € 8.7 billion. The amount of certificates of deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 789 million as of December 31, 2013, thereof with maturities within three months € 300 million and after one year € 489 million.

The amount of certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by non-German offices was € 51.4 billion as of December 31, 2013.

Total deposits by foreign depositors in German offices were € 24.8 billion, € 40.2 billion and € 49.0 billion as of December 31, 2013, 2012 and 2011, respectively.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-15
Annual Report 2013 on Form 20-F

Return on Equity and Assets

	2013	2012	2011
Return on average shareholders’ equity (post-tax)[1]	1.19%	0.47%	8.17%

Return on average total assets (post-tax)[2]	0.03%	0.01%	0.20%

Equity to assets ratio[3]	2.89%	2.46%	2.47%

Dividend payout ratio:[4]
Basic earnings per share	112%	N/M	17%

Diluted earnings per share	115%	N/M	17%

N/M – Not meaningful

[1]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.
[2]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.
[3]	Average shareholders’ equity as a percentage of average total assets for each year.
[4]	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year.

Short-Term Borrowings with an original maturity of one year or less

The difference between the period-end and average balances for central bank funds purchased and securities sold under repurchase agreements mainly arises from fluctuating activity with respect to fixed income securities positions within CB&S. Intra-quarter trading volume, which increases the monthly averages relative to quarter- and year-end, predominantly comprises financing of short-term positions in highly liquid U.S. Treasuries and Agencies, which is a result of the Bank providing liquidity to the market via market-making activity and is largely driven by client demand. These U.S. Treasury and Agency positions are very low risk and have negligible impact on the firm’s liquidity and capital position.

in € m. (unless stated otherwise)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	13,381	36,144	35,311
Average balance[1]	42,706	73,055	54,442
Maximum balance at any month-end	75,762	97,443	70,007
Weighted-average interest rate during the year	0.44%	0.43%	0.78%
Weighted-average interest rate on year-end balance	0.32%	0.55%	0.44%

Securities loaned:
Balance, end of year	2,106	3,133	8,089
Average balance[1]	4,562	6,482	8,179
Maximum balance at any month-end	6,837	12,179	13,829
Weighted-average interest rate during the year	(4.57) %	(4.49) %	(2.06) %
Weighted-average interest rate on year-end balance	0.25%	0.64%	1.17%

Commercial paper:
Balance, end of year	20,852	23,616	30,807
Average balance[1]	24,936	25,500	28,905
Maximum balance at any month-end	28,496	27,299	32,500
Weighted-average interest rate during the year	0.37%	0.44%	0.52%
Weighted-average interest rate on year-end balance	0.29%	0.48%	0.34%

Other:
Balance, end of year	38,915	46,044	34,549
Average balance[1]	45,524	42,535	35,975
Maximum balance at any month-end	49,770	47,959	39,455
Weighted-average interest rate during the year	0.43%	0.54%	0.91%
Weighted-average interest rate on year-end balance	0.32%	0.47%	0.37%

[1]	Based upon month-end balances.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-16
Annual Report 2013 on Form 20-F

Non-GAAP Financial Measures

As discussed on page 4 of the Annual Report 2013 on Form 20-F, this document and other documents Deutsche Bank Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 53 % for 2013, 61 % for 2012, and 20 % for 2011. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rate was 42 % for 2013, 35 % for 2012, and 30 % for 2011.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

IBIT attributable to Deutsche Bank shareholders

				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
in € m.	2013	2012	2011	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	1,456	814	5,390	642	79	(4,576)	(85)

Less income (loss) before income taxes attributable to noncontrolling interests	(15)	(64)	(209)	48	(76)	145	(69)

IBIT attributable to Deutsche Bank shareholders	1,441	750	5,181	691	92	(4,430)	(86)

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals (i.e., accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity). Prior periods for 2013 and 2012 have been adjusted accordingly.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-17
Annual Report 2013 on Form 20-F

Average Active Equity

in € m.				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
(unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Average shareholders’ equity	56,080	55,597	50,547	483	1	5,051	10

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	0	0	519	0	N/M	(519)	N/M
Average dividend accruals	(646)	(670)	(617)	24	(4)	(54)	9

Average active equity	55,434	54,927	50,449	507	1	4,478	9

N/M	– Not meaningful
[1]	The tax effect on average accumulated other comprehensive income excluding foreign currency translation was € (360) million for the year ended December 31, 2011.

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders (i.e., excluding pre-tax and post-tax noncontrolling interests), as a percentage of average shareholders’ equity.

Pre-Tax Return

in % (unless stated otherwise)	2013	2012	2011	2013 increase (decrease) from 2012	2012 increase (decrease) from 2011
Pre-tax return on average shareholders’ equity	2.6%	1.3%	10.2%	1.3 ppt	(8.9) ppt

Pre-tax return on average active equity	2.6%	1.4%	10.3%	1.2 ppt	(8.9) ppt

Post-tax return on average shareholders’ equity	1.2%	0.5%	8.2%	0.7 ppt	(7.7) ppt

Post-tax return on average active equity	1.2%	0.5%	8.2%	0.7 ppt	(7.7) ppt

Leverage Ratio

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated after applying adjustments to reported total assets and total equity under IFRS. Such adjusted measures, which are non-GAAP financial measures, are described in “Management Report: Risk Report: Balance Sheet Management” of the Financial Report. As outlined there, the Group has established a new leverage ratio calculation following the publication of the CRR/CRD 4 on June 27, 2013. Results are based on the Group’s current interpretation of rules and might therefore vary from the assumptions and estimates applied by the Group’s competitors. Accordingly, the CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labelled measures used by the Group’s competitors.

CRR/CRD 4 Pro Forma Solvency Measures

While the Group’s regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 capital rules, the Group also sets forth in several places measures of the Group’s regulatory risk-weighted assets, capital and ratios thereof under a pro forma application of the CRR/CRD 4 rules, based on the Group’s assumptions as to how such rules will be implemented in the European Union and adopted in Germany. Such non-GAAP financial measures are described in “Management Report: Risk Report: Regulatory Capital” on pages 199 to 220 of the Financial Report.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-18
Annual Report 2013 on Form 20-F

Book Value and Tangible Book Value (Average) per Basic Share Outstanding

Book value per share and tangible book value per share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per share is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
in € m. (unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	54,719	54,001	53,390	718	1	611	1

Add (deduct):
Goodwill and other intangible assets	(13,932)	(14,219)	(15,802)	287	(2)	1,582	(10)

Tangible shareholders’ equity (Tangible book value)	40,786	39,782	37,588	1,005	3	2,193	6

Basic Shares Outstanding

				2013 increase (decrease) from 2012		2012 increase (decrease) from 2011
in € m. (unless stated otherwise)	2013	2012	2011	in € m.	in %	in € m.	in %
Number of shares	1,019.5	929.5	929.5	90.0	9.7	0	0

Shares outstanding:
Add (deduct):
Treasury shares	(0.2)	(0.3)	(24.9)	0.1	(45.6)	24.6	(98.7)
Vested share awards	8.4	12.1	14.2	(3.7)	(30.9)	(2.1)	(14.6)

Basic shares outstanding	1,027.7	941.3	918.8	86.4	9.2	22.5	2.4

Book value per basic share outstanding	53.24	57.37	58.11	(4.13)	(7.2)	(0.74)	(1.3)

Tangible book value per basic share outstanding	39.69	42.26	40.91	(2.57)	(6.1)	1.35	3.3

Deutsche Bank	Imprint
Annual Report 2013 on Form 20-F

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com