Form 20-F
period 2014-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2015-03-20
CIK 1159508

As filed with the Securities and Exchange Commission on March 20, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares, no par value	1,379,021,949

(as of December 31, 2014)

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

Yes ☐            No ☒

Deutsche Bank
Annual Report 2014 on Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 28, 2015).

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	New York Stock Exchange

6.375 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII	New York Stock Exchange
6.375 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.625 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX**	New York Stock Exchange
6.625 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC IX*,**
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*,**

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

Fixed to Fixed Reset Rate Subordinated Tier 2 Notes Due 2028	New York Stock Exchange

DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021***	NYSE Arca

DB Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

DB US Deflation Exchange Traded Notes due November 30, 2021***	NYSE Arca

DB US Inflation Exchange Traded Notes due November 30, 2021***	NYSE Arca

DB 3x German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB 3x Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021***	NYSE Arca

DB 3x Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031***	NYSE Arca

DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031***	NYSE Arca

DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

ELEMENTS “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

ELEMENTS Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

FI Enhanced Global High Yield Exchange Traded Notes Linked to the MSCI World High Dividend Yield USD Gross Total Return Index due October 12, 2023	NYSE Arca
*	For listing purpose only, not for trading.
**	Redeemed on February 20, 2015.
***	Redeemed on February 25, 2015.

Deutsche Bank	1
Annual Report 2014 on Form 20-F

Table of Contents – 1
PART I – 6
Item 1: Identity of Directors, Senior Management and Advisers – 6
Item 2: Offer Statistics and Expected Timetable – 6
Item 3: Key Information – 6
Selected Financial Data – 6
Dividends – 8
Exchange Rate and Currency Information – 9
Capitalization and Indebtedness – 10
Reasons for the Offer and Use of Proceeds – 10
Risk Factors – 11
Item 4: Information on the Company – 35
History and Development of the Company – 35
Business Overview – 35
Our Corporate Divisions – 39
The Competitive Environment – 39
Regulation and Supervision – 42
Organizational Structure – 60
Property and Equipment – 61
Information Required by Industry Guide 3 – 61
Item 4A: Unresolved Staff Comments – 62
Item 5: Operating and Financial Review and Prospects – 62
Overview – 62
Significant Accounting Policies and Critical Accounting Estimates – 62
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements – 62
Operating Results – 63
Results of Operations – 64
Financial Position – 64
Liquidity and Capital Resources – 64
Post-Employment Benefit Plans – 64
Exposure to Monoline Insurers – 64
Off-Balance Sheet Arrangements – 65
Tabular Disclosure of Contractual Obligations – 65
Research and Development, Patents and Licenses – 65
Item 6: Directors, Senior Management and Employees – 65
Directors and Senior Management – 65
Board Practices of the Management Board – 68
Group Executive Committee – 68
Compensation – 69
Employees – 69
Share Ownership – 69
Item 7: Major Shareholders and Related Party Transactions – 69
Major Shareholders – 69
Related Party Transactions – 70
Interests of Experts and Counsel – 71
Item 8: Financial Information – 72
Consolidated Statements and Other Financial Information – 72
Significant Changes – 78
Item 9: The Offer and Listing – 79
Offer and Listing Details and Markets – 79
Plan of Distribution – 80

Deutsche Bank	2
Annual Report 2014 on Form 20-F

Selling Shareholders – 80
Dilution – 80
Expenses of the Issue – 80
Item 10: Additional Information – 80
Share Capital – 80
Memorandum and Articles of Association – 80
Notification Requirements – 84
Material Contracts – 87
Exchange Controls – 87
Taxation – 87
Dividends and Paying Agents – 91
Statement by Experts – 91
Documents on Display – 91
Subsidiary Information – 91
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – 91
Item 12: Description of Securities other than Equity Securities – 91
PART II – 92
Item 13: Defaults, Dividend Arrearages and Delinquencies – 92
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds – 92
Item 15: Controls and Procedures – 92
Disclosure Controls and Procedures – 92
Management’s Annual Report on Internal Control over Financial Reporting – 92
Report of Independent Registered Public Accounting Firm – 93
Change in Internal Control over Financial Reporting – 94
Item 16A: Audit Committee Financial Expert – 95
Item 16B: Code of Ethics – 95
Item 16C: Principal Accountant Fees and Services – 95
Item 16D: Exemptions from the Listing Standards for Audit Committees – 95
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers – 96
Item 16F: Change in Registrant’s Certifying Accountant – 97
Item 16G: Corporate Governance – 97
Item 16H: Mine Safety Disclosure – 101
Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012 – 101
PART III – 104
Item 17: Financial Statements – 104
Item 18: Financial Statements – 104
Item 19: Exhibits – 105
Signatures – 106
Financial Report – 107
Supplemental Financial Information (Unaudited) – S-1

Deutsche Bank	3
Annual Report 2014 on Form 20-F

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

Inclusion of Our Financial Report

We have included as an integral part of this Annual Report on Form 20-F our Financial Report 2014, to which we refer for the responses to certain items hereof. Certain portions of the Financial Report have been omitted, as indicated therein. The included Financial Report contains our consolidated financial statements, which we also incorporate by reference into this report, in response to Items 8.A and 18. Such consolidated financial statements differ from those contained in the Financial Report used for other purposes in that, for Notes 44 and 45 thereto, notes addressing non-U.S. requirements have been replaced with notes addressing U.S. requirements, and Note 46 thereto has been omitted. Such consolidated financial statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 455 of the Financial Report, which report is included only in the version of the Financial Report included in this Annual Report on Form 20-F.

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
Annual Report 2014 on Form 20-F

We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:

—	the potential development and impact on us of economic and business conditions;
—	other changes in general economic and business conditions;
—	changes and volatility in currency exchange rates, interest rates and asset prices;
—	changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions;
—	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;
—	changes in our competitive environment;
—	the success of our acquisitions, divestitures, mergers and strategic alliances;
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

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders, IBIT attributable to Deutsche Bank shareholders (adjusted)	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Post-tax return on average active equity, Post-tax return on average active equity (adjusted)	Post-tax return on average shareholders’ equity

Tangible book value	Total shareholders’ equity (book value)

Net revenues (adjusted)	Net revenues

Adjusted cost base	Noninterest expenses

Cost/income ratio (adjusted)	Cost/income ratio

CRR/CRD 4 Solvency Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes as of December 31, 2014 and set forth throughout this document under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013 and which apply on and after January 1, 2014. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased-out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures as of December 31, 2014 set forth in this document reflect these transitional rules.

We also set forth in this document such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

Deutsche Bank	5
Annual Report 2014 on Form 20-F

Because CRR/CRD 4 was not yet applicable prior to January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof were calculated for regulatory purposes as of December 31, 2013 under the previously applicable the Basel 2.5 capital rules. We also set forth in several places such measures as of December 31, 2013 under a pro forma application of CRR/CRD 4, both on a transitional and a fully loaded basis. Because CRR/CRD 4 was not yet applicable as of such date, such measures are non-GAAP financial measures.

We believe that these “fully loaded” and pro forma CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis.

Further Description and Reconciliation of Non-GAAP Financial Measures

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules, as applicable), please refer (i) for the CRR/CRD 4 regulatory capital, risk-weighted assets, capital ratios and leverage ratio, to “Management Report: Risk Report: Regulatory Capital” on pages 229 through 251 of the Financial Report and “Management Report: Risk Report: Balance Sheet Management” on pages 251 through 254 of the Financial Report, and (ii) for the other non-GAAP financial measures described above, to pages S-14 through S-18 of the Supplemental Financial Information, which are incorporated by reference herein.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS (or CRR/CRD 4) financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS (or CRR/CRD 4) financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS (or CRR/CRD 4) financial measure.

Use of Internet Addresses

This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

Deutsche Bank	Item 3: Key Information	6
Annual Report 2014 on Form 20-F

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not required because this document is filed as an annual report.

Item 2: Offer Statistics and Expected Timetable

Not required because this document is filed as an annual report.

Item  3: Key Information

Selected Financial Data

We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Our corporate division and segment data comes from our management reporting systems and is not in all cases prepared in accordance with IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see Note 4 “Business Segments and Related Information” to the consolidated financial statements.

Deutsche Bank	Item 3: Key Information	7
Annual Report 2014 on Form 20-F

Income Statement Data

		2014	2013	2012	2011	2010
	in U.S.$ m.[1]	in € m.	in € m.	in € m.	in € m.	in € m.

Net interest income	17,327	14,272	14,834	15,975	17,445	15,583

Provision for credit losses	1,377	1,134	2,065	1,721	1,839	1,274

Net interest income after provision for credit losses	15,951	13,138	12,769	14,254	15,606	14,309

Commissions and fee income[2]	15,066	12,409	12,308	11,809	11,878	10,669

Net gains (losses) on financial assets/liabilities at fair value through profit or loss[2]	5,219	4,299	3,817	5,608	2,724	3,354

Other noninterest income (loss)	1,177	969	956	344	1,181	(1,039)

Total net revenues	38,789	31,949	31,915	33,736	33,228	28,567

Compensation and benefits	15,191	12,512	12,329	13,490	13,135	12,671

General and administrative expenses	17,792	14,654	15,126	15,017	12,657	10,133

Policyholder benefits and claims	350	289	460	414	207	485

Impairment of intangible assets	135	111	79	1,886	0	29

Restructuring activities	161	133	399	394	0	0

Total noninterest expenses	33,629	27,699	28,394	31,201	25,999	23,318

Income before income taxes	3,783	3,116	1,456	814	5,390	3,975

Income tax expense	1,730	1,425	775	498	1,064	1,645

Net income	2,053	1,691	681	316	4,326	2,330

Net income attributable to noncontrolling interests	34	28	15	53	194	20

Net income attributable to Deutsche Bank shareholders	2,019	1,663	666	263	4,132	2,310

	in U.S.$	in €	in €	in €	in €	in €

Basic earnings per share[3,4]	1.63	1.34	0.64	0.27	4.25	2.93

Diluted earnings per share[3,5]	1.59	1.31	0.62	0.26	4.11	2.80

Dividends paid per share[6]	0.91	0.75	0.75	0.75	0.75	0.75

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.2141 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2014.

[2]	Prior periods have been restated. For further details please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” to the consolidated financial statements.
[3]

The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increases in June 2014 and October 2010.

[4]	We calculate basic earnings per share for each period by dividing our net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding.
[5]

We calculate diluted earnings per share for each period by dividing our net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding, both after assumed conversions.

[6]	Dividends we declared and paid in the year.

Balance Sheet Data

		2014	2013	2012	2011	2010
	in U.S. $ m.[1]	in € m.	in € m.	in € m.	in € m.	in € m.

Total assets	2,074,537	1,708,703	1,611,400	2,022,275	2,164,103	1,905,630

Loans	492,454	405,612	376,582	397,377	412,514	407,729

Deposits	647,032	532,931	527,750	577,210	601,730	533,984

Long-term debt	175,847	144,837	133,082	157,325	163,416	169,660

Common shares	4,287	3,531	2,610	2,380	2,380	2,380

Total shareholders’ equity[2]	82,985	68,351	54,719	54,001	53,390	48,819

Tier 1 capital[3]	61,549	50,695	50,717	50,483	49,047	42,565

Total regulatory capital[3]	76,576	63,072	55,464	57,015	55,226	48,688

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.2141 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2014.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[3]

Figures presented for 2014 are based on the transitional rules of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on “Basel 2.5”. Figures presented for 2010 are based on “Basel 2”. The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

Deutsche Bank	Item 3: Key Information	8
Annual Report 2014 on Form 20-F

Certain Key Ratios and Figures

	2014	2013	2012	2011	2010
Share price at period-end[1]	€ 24.99	€ 33.07	€ 31.43	€ 28.08	€37.29

Share price high[1]	€ 38.15	€ 36.94	€ 37.68	€ 46.45	€52.70

Share price low[1]	€ 22.66	€ 28.05	€ 21.09	€ 19.82	€34.27

Book value per basic share outstanding[2,4]	€ 49.32	€ 50.80	€ 54.74	€ 55.44	€49.95

Tangible book value per basic share outstanding[3,4]	€ 38.53	€ 37.87	€ 40.32	€ 39.03	€34.00

Return on average shareholders’ equity (post-tax)[5]	2.7%	1.2%	0.5%	8.2%	5.5%

Return on average active equity (post-tax)[6]	2.7%	1.2%	0.5%	8.2%	5.6%

Pre-tax return on average shareholders’ equity[7]	5.0%	2.6%	1.3%	10.2%	9.5%

Pre-tax return on average active equity[8]	5.1%	2.6%	1.4%	10.3%	9.6%

Cost/income ratio[9]	86.7%	89.0%	92.5%	78.2%	81.6%

Compensation ratio[10]	39.2%	38.6%	40.0%	39.5%	44.4%

Noncompensation ratio[11]	47.5%	50.3%	52.5%	38.7%	37.3%

Common Equity Tier 1 capital ratio[12]	15.2%	12.8%	11.4%	9.5%	8.7%

Tier 1 capital ratio[12]	16.1%	16.9%	15.1%	12.9%	12.3%

Employees at period-end (full-time equivalent):[13]
In Germany	45,392	46,377	46,308	47,323	49,265
Outside Germany	52,746	51,877	51,911	53,673	52,797

Branches at period-end:
In Germany	1,845	1,924	1,944	2,039	2,087
Outside Germany	969	983	1,040	1,039	996

[1]

Historical share prices have been adjusted on June 5, 2014 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.9538. Historical share prices have been adjusted on October 6, 2010 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.912477.

[2]	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).
[3]	Shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end).
[4]

The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increases in June 2014 and October 2010.

[5]	Net income attributable to our shareholders as a percentage of average shareholders’ equity.
[6]	Net income attributable to our shareholders as a percentage of average active equity.
[7]	Income before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.
[8]	Income before income taxes attributable to our shareholders as a percentage of average active equity.
[9]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[10]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[11]

Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[12]

Figures presented for 2014 are based on the transitional rules of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on “Basel 2.5”. Figures presented for 2010 are based on “Basel 2”. The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

[13]	Deutsche Postbank aligned its FTE definition to that of Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2014, 2013, 2012, 2011, and 2010. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.

Effective January 1, 2009, the German withholding tax applicable to dividends is 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge). For individual German tax residents, the withholding tax paid after January 1, 2009 represents for private dividends, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities for a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.

Deutsche Bank	Item 3: Key Information	9
Annual Report 2014 on Form 20-F

U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009. For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

Dividends in the table below are presented before German withholding tax.

See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

Payout ratio [2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2014 (proposed)	$ 0.91	€ 0.75	56%	57%

2013	$ 1.03	€ 0.75	117%	121%

2012	$ 0.99	€ 0.75	N/M	N/M

2011	$ 0.97	€ 0.75	17%	17%

2010	$ 1.00	€ 0.75	24%	26%

N/M	– Not meaningful
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
[3]

The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increases in June 2014 and October 2010.

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.2141 per euro, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2014. ECB euro foreign exchange reference rates are based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 2.15 p.m. CET. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2014 or any other date.

The ECB euro foreign exchange reference rate for U.S. dollars for December 31, 2014 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.

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

Deutsche Bank	Item 3: Key Information	10
Annual Report 2014 on Form 20-F

Euro foreign exchange reference rates for U.S. dollars as published by the ECB

in U.S.$ per €	Period-end[1]	Average[2]	High	Low
2015
March (through March 4)	1.1124	0.0000	1.1227	1.1124
February	1.1240	0.0000	1.1447	1.1240
January	1.1305	0.0000	1.2043	1.1198

2014
December	1.2141	0.0000	1.2537	1.2141
November	1.2483	0.0000	1.2539	1.2393
October	1.2524	0.0000	1.2823	1.2524
September	1.2583	0.0000	1.3151	1.2583

2013	1.3791	1.3308	1.3814	1.2768

2012	1.3194	1.2932	1.3454	1.2089

2011	1.2939	1.4000	1.4882	1.2889

2010	1.3362	1.3207	1.4563	1.1942

[1]	Period-end rate is the rate announced for the last business day of the period.
[2]	We calculated the average rates for each year using the average of exchange rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

Capitalization and Indebtedness

Consolidated capitalization in accordance with IFRS as of December 31, 2014 in € m.
Debt:[1,2]

Long-term debt	144,837

Trust preferred securities	10,573

Long-term debt at fair value through profit or loss	9,919

Total debt	165,329

Shareholders’ equity:

Common shares (no par value)	3,531

Additional paid-in capital	33,626

Retained earnings	29,279

Common shares in treasury, at cost	(8)

Accumulated other comprehensive income, net of tax

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,675
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	79
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	151
Unrealized net gains (losses) from equity method investments	18

Total shareholders’ equity	68,351

Equity component of financial instruments	4,619

Noncontrolling interests	253

Total equity	73,223

Total capitalization	238,551

[1]	€ 864 million (0.5%) of our debt was guaranteed as of December 31, 2014. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 34,216 million (21%) of our debt was secured as of December 31, 2014.

Reasons for the Offer and Use of Proceeds

Not required because this document is filed as an annual report.

Deutsche Bank	Item 3: Key Information	11
Annual Report 2014 on Form 20-F

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

Even as the U.S. economy has gradually improved, Europe continues to experience tepid economic growth, high levels of structural debt, persistent long-term unemployment and very low inflation. These persistently challenging market conditions have contributed to political uncertainty in many member countries of the eurozone and continue to negatively affect our results of operations and financial condition in some of our businesses, while a continuing low interest environment and competition in the financial services industry have compressed margins in many of our businesses. If these conditions persist or worsen, we could determine that we need to make changes to our business model.

Persistent doubt about the sustainability of the economic recovery in the eurozone continues to materially affect our businesses, particularly through its negative impact on client activity levels. The European Central Bank (generally referred to as the “ECB”) recently announced a new large-scale financial asset purchase program (commonly referred to as “quantitative easing”) in an attempt to counteract these conditions and in particular to lower the risk that the eurozone will enter a period of deflation, which, if left unabated, could exacerbate the already high structural debt and unemployment levels that have persisted and have contributed to political uncertainty in many member countries of the eurozone. By contrast, the U.S. Federal Reserve recently ceased its own quantitative easing program and has stated that it plans to begin raising its benchmark interest rate around the middle of 2015, as growth in the U.S. economy has trended upward. Many economists expect that the global and in particular the eurozone economy will to some extent become dependent on the U.S. to act as the main driver of global economic growth. This may especially be the case as Chinese economic growth continues to slow as a result of the cooling of the real estate market there. Any deceleration of economic growth in the U.S could endanger the still tepid and fragile economic recovery in the eurozone and elsewhere. These macroeconomic uncertainties have been exacerbated by heightened geopolitical tensions, such as those in connection with Ukraine, Russia and the Middle East, which, should they intensify, would have the potential to further undermine confidence in the global economic recovery. In addition, sharp declines in oil and commodity prices in 2014 have led to further uncertainty concerning the resilience of the global economy. Although oil price declines have largely benefited industrialized economies, they have also caused further volatility in emerging markets, which have experienced a divergence between those countries that export energy and those that import it. This has, in many cases, increased the uncertainty with respect to the future levels of foreign investment inflows into such markets.

Against this background and these uncertainties, we have observed continued subdued client activity in a number of our businesses, with our credit flow businesses in our Corporate Banking & Securities (CB&S) division affected in particular, although we experienced somewhat improved activity levels in the second half of 2014. The simultaneous easing of monetary policy in the eurozone and the tightening of it in the United States may have disruptive effects on many of our businesses. Our credit flow businesses continue to be affected by the potential tightening of monetary policy in the United States, even as the ultra-low interest rate environment, especially in the eurozone, where it may be sustained, and geopolitical uncertainties have also put pressure on our margins in several traditional banking sectors. We may face further uncertainty if, as it currently appears, the net effect of monetary policies in the U.S. and the eurozone is to continue to weaken the euro against the U.S. dollar. We benefit from a stronger U.S. dollar as a significant portion of our revenues is generated in the United States while our results are reported in euro. A stronger U.S. dollar will, however, also increase the euro values of our U.S. dollar-denominated liabilities, including those incurred in respect of U.S. litigation and enforcement matters, and will also tend to significantly increase our risk weighted assets, including those in the NCOU, that are denominated in U.S. dollars. This can lead to material declines in our capital ratios. These challenges have been exacerbated as we continue to face headwinds from the continuing intensification of the

Deutsche Bank	Item 3: Key Information	12
Annual Report 2014 on Form 20-F

regulatory environment. A continued high level of litigation and enforcement matters has given rise to reputational challenges, has put further pressure on our profitability and returns, and has made our periodic results more volatile as we often have little control as to the period in which we will resolve active matters.

Like many in the investment banking industry, we continue to rely on our trading and markets businesses as a primary source of profit. However, these “flow” businesses, in particular our fixed income securities franchise, have continued to face an extremely challenging environment, especially in the first half of 2014, caused by cyclical uncertainty about the low interest rate environment, central bank intervention in markets and the gradual cessation thereof and overall sluggish economic growth. These negative effects have been exacerbated by the impacts on our profitability from continued de-risking and long-term structural trends driven by regulation and competition that have further compressed our margins in many of our businesses. Should a combination of these factors continue to lead to reduced margins and subdued activity levels in our trading and markets business over the longer term, this could reflect structural challenges that may lead us to consider changes to aspects of our business model.

If uncertainty about the macroeconomic environment persists or worsens, these trends may also be difficult for us to counter. More generally, if economic conditions in the eurozone remain at their current subdued levels, or worsen, or if economic growth stagnates elsewhere, our results of operations may be materially and adversely affected. Continued quantitative easing by the ECB in response to this may lead to a continuation of the current environment of low interest rates and margin compression, which may also already affect our business and financial position. By contrast, any decision by the U.S. Federal Reserve or by central banks more generally to tighten their monetary policy if economies continue to improve could have a material adverse effect on perceptions of liquidity in the financial system and on the global economy more generally, and may adversely affect our business and financial position. In particular, we may in the future be unable to offset the potential negative effects on our profitability of the current macroeconomic and market conditions through performance in our other businesses.

Regulatory and political actions by European governments in response to the European sovereign debt crisis may not be sufficient to prevent the crisis from spreading or to prevent departure of one or more member countries from the common currency. In particular, anti-austerity populism in Greece and other member countries of the eurozone could undermine confidence in the continued viability of those countries’ participation in the euro. The default or departure from the euro of any one or more countries could have unpredictable political consequences as well as consequences for the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

Although the severity of the European sovereign debt crisis appeared to have abated somewhat over the last several years, the emergence of significant anti-austerity sentiment in some member countries, especially in Greece, may contribute to renewed instability in the European sovereign debt markets and in the economy more generally. The austerity programs introduced by a number of countries across the eurozone in response to the sovereign debt crisis have dampened economic growth over recent years, while reform efforts have not yet been able to overcome the extremely difficult structural economic challenges that several eurozone countries continue to face. Against this background, the political leaders of Greece and other affected countries have limited flexibility to counteract these negative macroeconomic trends through fiscal policy, especially as Greece remains subject to the terms of its international debt restructuring. This negative macroeconomic outlook has the potential to cultivate the political support in Greece or other countries to attempt to renegotiate their debt restructurings or to exit from the eurozone. Any resulting political developments could quickly change the economic and financial situation throughout the eurozone, and could affect even the financially more stable countries in the eurozone, including Germany. Substantial doubt remains whether actions taken by European policymakers would be sufficient to contain such a crisis. In particular, the ECB’s quantitative easing program may not improve economic conditions quickly enough or at all in Greece and other economically contracting or stagnant eurozone countries in order to build a political consensus to maintain the course in the eurozone. In

Deutsche Bank	Item 3: Key Information	13
Annual Report 2014 on Form 20-F

addition, the European Stability Mechanism, generally referred to as the ESM, the special purpose vehicle created by the European Union to combat the sovereign debt crisis, may prove to be ineffective or inadequate in a crisis situation. As economic weakness continues in the eurozone, questions about the long-term growth prospects of the eurozone countries could exacerbate their difficulties in refinancing their sovereign debt as it comes due, further increasing pressure on other eurozone governments.

Any political decision by Greece or other member countries to leave the eurozone could lead to tremendous pressure on other member countries to do so as well and could potentially lead to a significant deterioration of the sovereign debt market, especially if the exit did not result in the catastrophic effects on the exiting country that many have predicted. If one or more members of the eurozone defaults on their debt obligations or decides to leave the common currency, this would result in the reintroduction of one or more national currencies. Should a eurozone country conclude it must exit the common currency, the resulting need to reintroduce a national currency and restate existing contractual obligations could have unpredictable financial, legal, political and social consequences, leading not only to significant losses on sovereign debt but also on private debt in that country. Given the highly interconnected nature of the financial system within the eurozone, and the high levels of exposure we have to public and private counterparties around Europe, our ability to plan for such a contingency in a manner that would reduce our exposure to non-material levels is likely to be limited. If the overall economic climate deteriorates as a result of one or more departures from the eurozone, our businesses could be adversely affected, and, if overall business levels decline or we are forced to write down significant exposures among our various businesses, we could incur substantial losses.

We may be required to take impairments on our exposures to the sovereign debt of European or other countries as the European sovereign debt crisis continues. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses.

The effects of the continuing sovereign debt crisis have been especially evident in the financial sector, as a large portion of the sovereign debt of eurozone countries is held by European financial institutions, including us. As of December 31, 2014, we had a direct sovereign credit risk exposure of € 4.6 billion to Italy, € 688 million to Spain and € 100 million to Greece. Despite the abatement of the crisis in recent years, it remains uncertain whether, in light of the current political environment, Greece or other eurozone sovereigns, such as Spain, Italy, Portugal and Cyprus, will be able to manage their debt levels in the future and whether Greece will attempt to renegotiate its past international debt restructuring. In the future, negotiations or exchanges similar to the Greek debt restructuring in 2012 could take place with respect to the sovereign debt of these or other affected countries. The outcome of any negotiations regarding changed terms (including reduced principal amounts or extended maturities) of sovereign debt may result in additional impairments of assets on our balance sheet. Any negotiations are highly likely to be subject to political and economic pressures that we cannot control, and we are unable to predict their effects on the financial markets, on the greater economy or on ourselves.

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

Deutsche Bank	Item 3: Key Information	14
Annual Report 2014 on Form 20-F

We have a continuous demand for liquidity to fund our business activities. We may suffer during periods of market-wide or firm-specific liquidity constraints, and liquidity may not be available to us even if our underlying business remains strong.

We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive cost. Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets. For example, we experienced, as a result of the European sovereign debt crisis in 2012, declines in the price of our shares and increases in the premium investors must pay when purchasing CDSs on our debt. In addition, negative developments concerning other financial institutions perceived to be comparable to us and negative views about the financial services industry in general have also affected us in recent years. These perceptions have affected the prices at which we have accessed the capital markets to obtain the necessary funding to support our business activities; should these perceptions worsen, our ability to obtain this financing on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms, and could also force us to curtail business, such as the extension of new credit. This could have an adverse effect on our business, financial condition and results of operations.

As a result of funding pressures arising from the European sovereign debt crisis and the global economic weakness more generally, there has been increased intervention by a number of central banks over the past several years, in particular by the ECB and the U.S. Federal Reserve. In September 2012, the ECB announced an unlimited sovereign bond buying program (referred to as the OMT Program) aimed at keeping the borrowing costs of affected eurozone countries low through the purchase of their debt instruments. In a court order dated January 14, 2014, the German Constitutional Court (Bundesverfassungsgericht) has sought guidance from the Court of Justice of the European Union as to whether the OMT Program is compatible with European law. Although a recent Advocate General Opinion stated that the program should be valid under European law, the Court of Justice of the European Union is not expected to issue a final decision until the summer of 2015. A decision finding that the OMT Program is incompatible with European law could adversely affect the ability of the ECB to invoke the OMT Program and negatively impact the stability of the eurozone. Over the course of 2014, the ECB cut its main refinancing rate to 0.05%, made liquidity available to the banks via targeted longer-term refinancing operations and, towards the end of the year, launched a program to purchase covered bonds and asset-backed securities. In addition, the ECB has recently announced that it would implement a program commonly referred to as “quantitative easing”, which is designed to keep long-term interest rates low through substantial purchases of long-term financial assets from private institutions. The U.S. Federal Reserve has also expanded its provision of U.S. dollar liquidity to the ECB, which the ECB has then made available to European banks.

To the extent these incremental measures, most of which have resulted in the availability of additional liquidity to European financial institutions and the financial markets in the eurozone more generally, are curtailed or halted, this could adversely impact funding markets for all European financial institutions, including us. This could in turn lead to an increase in funding costs, or reduced funding supply, which could result in a reduction in business activity. In particular, any decision by the ECB to discontinue or reduce quantitative easing or by the U.S. Federal Reserve or central banks more generally to tighten their monetary policy will likely cause long-term interest rates to increase and accordingly impact the costs of our funding. In addition, negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons outside our control and that we cannot foresee.

Deutsche Bank	Item 3: Key Information	15
Annual Report 2014 on Form 20-F

Since the start of the global financial crisis and continuing through the European sovereign debt crisis, the major credit rating agencies have lowered our credit ratings or placed them on review or watch on multiple occasions. On July 29, 2014, Moody’s announced it was downgrading our long-term debt and deposit ratings from A2 to A3. On March 26, 2014, Fitch Ratings affirmed our long-term issuer default rating of A+ but moved the respective rating outlook from stable to negative. On April 30, 2014, Standard & Poor’s affirmed our long-term issuer default rating of A but moved the respective rating outlook from stable to negative, and on February 3, 2015, Standard & Poor’s put our long-term ratings on CreditWatch with negative implication. Recent credit rating downgrades have not materially affected our borrowing costs. However, any future downgrade could materially affect our funding costs, although we are unable to predict whether this would be the case or the extent of any such effect. The effect would depend on a number of factors including whether a downgrade affects financial institutions across the industry or on a regional basis, or is intended to reflect circumstances specific to us; any actions our senior management may take in advance of or in response to the downgrade; the willingness of counterparties to continue to do business with us; any impact of other market events and the state of the macroeconomic environment more generally.

Additionally, under many of the contracts governing derivative instruments to which we are a party, a downgrade could require us to post additional collateral, lead to terminations of contracts with accompanying payment obligations for us or give counterparties additional remedies. We take these effects into account in our liquidity stress testing analysis, as further described in “Management Report: Risk Report: Liquidity Risk: Stress Testing and Scenario Analysis” on pages 217 through 218 of the Financial Report.

Regulatory reforms enacted and proposed in response to weaknesses in the financial sector, together with increased regulatory scrutiny more generally, have created significant uncertainty for us and may adversely affect our business and ability to execute our strategic plans.

In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued in response to many of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for us and the financial industry in general. The wide range of new laws and regulations or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, restrictions on proprietary trading and other investment activities, special bank levies and financial transaction taxes, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, the creation of a single supervisor and a single resolution mechanism (“SRM”) within the eurozone, separation of certain businesses from deposit taking, stress testing and capital planning regimes, heightened reporting requirements, and reforms of derivatives, other financial instruments, investment products and market infrastructures. In addition, regulatory scrutiny under existing laws and regulations has become more intense. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still on-going, and may include, for example, material revisions to our risk-weighted assets calculation, changes in our deductions from our regulatory capital and the imposition of additional capital charges to cover financial, market and operational risk. These requirements may be in addition to regulatory capital buffers that may also be increased or be in addition to those already imposed on us and could themselves materially increase our capital requirements.

Regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been steadily increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to ongoing or future crises, and may especially affect financial institutions such as us that are deemed to be systemically important. For example, exceptional and temporary capital ratios, such as the one mandated by the European Council in October 2011, may be imposed very quickly.

Deutsche Bank	Item 3: Key Information	16
Annual Report 2014 on Form 20-F

The European Union is in the process of establishing a “banking union” consisting of Germany and members of the eurozone, plus any other EU member states that choose to join. Since November 4, 2014, the ECB has been our primary prudential supervisor, and there is uncertainty to what extent this will result in a change to our regulatory environment. In preparation for direct supervision, the ECB conducted a comprehensive assessment, consisting of an asset quality review and a stress test, the results of which it published on October 26, 2014. We successfully met all quantitative and qualitative requirements of the comprehensive assessment. However, potential costs for litigations were not part of the stress test. In the future, the ECB or other regulators may conduct more stringent stress tests, and failure to meet the respective new quantitative and qualitative requirements could have a material adverse effect on our business, financial condition and results of operations, including our ability to pay out dividends.

In addition, the regulators having jurisdiction over us, including the ECB and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”), have discretion to impose capital deductions on financial institutions for financial, market and operational risks that are not otherwise recognized in risk-weighted assets or other surcharges depending on the individual situation of the bank. On February 20, 2015, the ECB required us to maintain a Common Equity Tier 1 ratio of at least 10% (on a phase-in basis). Furthermore, any prospective changes in accounting standards, such as those imposing stricter or more extensive requirements to carry assets at fair value, could also have uncertain impacts on our capital needs.

Regulatory and legislative changes require us to maintain increased capital and may significantly affect our business model and the competitive environment. Any perceptions in the market that we may be unable to meet our capital requirements with an adequate buffer, or that we should maintain capital in excess of the requirements, could intensify the effect of these factors on our business and results.

In December 2010, the Basel Committee on Banking Supervision published a set of comprehensive changes to the capital adequacy framework, known as Basel 3, which have been implemented into European Union law by a legislative package referred to as “CRR/CRD 4”. CRR/CRD 4 became effective on January 1, 2014, with some provisions being gradually phased in through 2019. CRR/CRD 4 contains, among other things, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers (which will increase from year to year) as well as tightened liquidity standards and the introduction of a leverage ratio not based upon risk-weightings. We expect to be subject to additional capital buffers, including as a result of being designated a globally systemically important financial institution, or “G-SIFI”. In July 2013, U.S. federal bank regulators issued final rules implementing many elements of the Basel 3 framework in the United States.

We may not have sufficient capital to meet these increasing regulatory requirements. This could occur due to regulatory and other changes, such as the gradual phase out of our hybrid capital instruments as qualifying Additional Tier 1 (or AT1), or due to any substantial losses we may incur, which would reduce our retained earnings, a component of Common Equity Tier 1 capital, or due to a combination of these or other factors. One such factor might be a continued decline in the value of the euro as compared to other currencies, causing our risk-weighted assets denominated in these other countries to increase, as described above. In addition, although we executed two transactions to issue AT1 notes with a total eligible amount of € 4.6 billion in 2014, we may be unable to replace our hybrid capital instruments as they are being gradually phased out. As a result, our future leverage ratio under CRR/CRD 4 may be substantially lower than the adjusted pro forma CRR/CRD 4 leverage ratio we have published. This ratio reflects, as of December 31, 2014, the € 10.0 billion of hybrid capital securities that continued to qualify under the CRR/CRD 4 phase-in rules as of that date but that will be phased out of our regulatory capital.

If we are unable to build up capital buffers as required by CRR/CRD 4, we may become subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. In addition, any requirement to increase capital ratios could lead us to adopt a strategy focusing on capital preservation and creation over revenue generation and profit growth, in particular involving the reduction in higher margin risk-weighted assets. If we are unable to increase our capital ratios to the regulatory minimum in such a case or by raising new capital through the capital markets, through the reduction of risk-

Deutsche Bank	Item 3: Key Information	17
Annual Report 2014 on Form 20-F

weighted assets or through other means, then we may be required to activate our group recovery plan. If these actions or other private or supervisory actions do not restore capital ratios to the levels required by CRR/CRD 4, and we are failing or likely to fail, competent authorities may apply resolution powers under the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz) and other laws. Resolution powers may include the power to require legal and operational changes to bank structures to ensure resolvability, to transfer to another legal entity shares, assets, rights or liabilities of a bank which is failing or likely to fail, to reduce, including to reduce to zero, the nominal amount of shares, or to cancel shares. Furthermore, the competent resolution authority may order the full or partial write-down of hybrid capital and debt instruments or their conversion into shares (commonly referred to as “bail-in”). The exercise of resolution powers could lead to a significant dilution of our shareholders or even the total loss of our shareholders’ or creditors’ investment.

In February 2014, the Federal Reserve Board adopted U.S. prudential reforms (the “FBO Rules”) applicable to foreign banking organizations (“FBOs”). FBOs with U.S. $ 50 billion or more in U.S. non-branch assets, such as us, will be required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (“IHC”) to hold substantially all of the FBO’s ownership interests in U.S. subsidiaries by July 1, 2016. Beginning on that date, our IHC will be subject, on a consolidated basis, to the risk-based capital requirements under the U.S. Basel 3 capital framework, capital planning and stress testing requirements (on a phased-in basis), U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of a similar size. The Federal Reserve Board will have the authority to examine the IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC will take effect beginning in January 2018. The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the Basel 3 liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large foreign banking organizations. Our combined U.S. operations, including our New York branch, will also be subject to certain requirements related to liquidity and risk management.

Our existing U.S. bank holding company subsidiary, Deutsche Bank Trust Corporation, is subject to various U.S. prudential requirements and will become subject to others prior to our establishing the IHC. As of January 1, 2015, Deutsche Bank Trust Corporation is subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. Deutsche Bank Trust Corporation also became subject to capital planning and stress testing requirements on June 30, 2014. Deutsche Bank Trust Corporation will remain subject to the capital planning and stress testing requirements and certain enhanced prudential standards until corresponding requirements applicable to the IHC become effective. On March 5, 2015, the Federal Reserve Board released the results of the 2015 supervisory stress tests. It found that, even in the severely adverse economic stress test scenario, Deutsche Bank Trust Corporation would maintain capital ratios well above the required minimum levels. On March 11, 2015, the Federal Reserve Board announced that it objected on qualitative grounds to the capital plan submitted by Deutsche Bank Trust Corporation as part of the 2015 Comprehensive Capital Analysis and Review (CCAR), citing numerous and significant deficiencies across Deutsche Bank Trust Corporation’s risk-identification, measurement, and aggregation processes, approaches to loss and revenue projection, and internal controls. The capital plan did not include any planned dividends or share repurchases. Deutsche Bank Trust Corporation is committed to strengthening and enhancing its capital planning process.

On September 3, 2014, the Federal Reserve Board and other U.S. regulators approved a final rule implementing for certain U.S. banking holding companies and depositary institutions both a full and a modified version of the quantitative liquidity coverage ratio (“LCR”) requirement that is generally consistent with the Basel Committee’s revised Basel 3 liquidity rules, but is more stringent in several respects.

Title I of the Dodd-Frank Act and the implementing regulations require each bank holding company with assets of U.S. $ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I US Resolution Plan”). For foreign-based covered companies such as Deutsche Bank AG, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014,

Deutsche Bank	Item 3: Key Information	18
Annual Report 2014 on Form 20-F

Deutsche Bank Trust Company Americas, one of our insured depository institutions (“IDIs”) in the United States, was subject to the FDIC’s final rule requiring IDIs with total assets of U.S. $ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act (the “IDI Rule”). We expanded our 2014 Title I US Resolution Plan to also be responsive to the IDI Rule requirements.

These requirements could require us to reduce assets held in the United States, inject capital into or otherwise change the structure of our U.S. operations. To the extent that we are required to reduce operations in the United States or deploy capital in the United States that could be deployed more profitably elsewhere, these requirements could have an adverse effect on our business, financial condition and results of operations.

Any increased capital or liquidity requirements, including those described above, could have adverse effects on our business, financial condition and results of operations, as well as on perceptions in the market of our stability, particularly if any such proposal becomes effective and results in our having to raise capital at a time when financial markets are distressed. If these regulatory requirements must be implemented more quickly than currently foreseen, we may decide that the quickest and most reliable path to compliance is to reduce the level of assets on our balance sheet, dispose of divisions or separate out certain activities or reduce or close down certain business lines. The effects on our capital raising efforts in such a case could be amplified due to the expectation that our competitors, at least those subject to the same or similar capital requirements, would likely also be required to raise capital at the same time. Moreover, some of our competitors, particularly those outside the European Union, may not face the same or similar regulations, which could put us at a competitive disadvantage.

In addition to these regulatory initiatives, market sentiment may encourage financial institutions such as us to maintain significantly more capital than regulatory-mandated minima, which could exacerbate the effects on us described above or, if we do not increase our capital to the encouraged levels, could lead to the perception in the market that we are undercapitalized relative to our peers generally.

The increasingly stringent regulatory environment to which we are subject, coupled with substantial outflows in connection with litigation and enforcement matters, may make it difficult for us to maintain our capital ratios at levels above those required by regulators or expected in the market.

Since 2008, governments, regulatory authorities and others have significantly tightened the prudential regulation of the financial services industry. These changes and the general lack of international regulatory coordination, including on implementation timetables, have created significant uncertainty for us, especially as regulatory authorities’ discretion in how to regulate banks has also substantially increased in recent years. Even though we currently comply with minimum regulatory capital rules under CRR/CRD 4, regulators may conduct stress tests and impose unexpected enhancements on us that require us to hold capital in excess of the regulatory required minima. These may include, for example, material revisions to our risk-weighted assets calculation, changes in our deductions from our regulatory capital and the imposition of extra capital charges to cover financial and operational risk. These requirements may be in addition to regulatory capital buffers that may also be increased or be in addition to those already imposed on us, and could themselves materially increase our capital requirements.

In addition, the single resolution fund under the SRM is expected to have reached a target size of approximately € 55 billion by January 1, 2024 (based upon 1 % of deposits covered under the European deposit guarantee schemes directive), of which approximately € 15 billion is expected to be contributed by German banks. On this basis, we believe our contributions over the coming years to the single resolution fund might be substantial. We also expect that the changes to the European deposit guarantee schemes directive, which must be implemented into German law to become effective July 3, 2015, will require increased annual contributions by us to the German deposit protection guarantee scheme.

Moreover, we are required to hold and calculate capital separately for our operations in different jurisdictions. In the United States, the Federal Reserve Board has adopted rules that impose enhanced prudential standards

Deutsche Bank	Item 3: Key Information	19
Annual Report 2014 on Form 20-F

on our U.S. operations, ultimately leading to higher capital and funding requirements for our U.S. operations. It is unclear whether such increased U.S. capital and other requirements as well as similar developments in other jurisdictions could lead to a fragmentation of supervision of global banks that could adversely affect our reliance on regulatory waivers allowing us to meet capital adequacy requirements, large exposure limits and certain organizational requirements on a consolidated basis only rather than on both a consolidated and non-consolidated basis. Should we no longer be entitled to rely on these waivers, we would have to adapt and take the steps necessary in order to meet regulatory capital requirements and other requirements on a consolidated as well as a non-consolidated basis, which could result also in significantly higher costs and potential effects on our profitability and dividend paying ability.

Against this backdrop, our results of operation and financial condition have been negatively affected in recent quarters by a large number of claims, disputes, legal proceedings and government investigations. The extent of our financial exposure to these and other matters could continue to be material and could substantially exceed the level of provisions that we established for such litigation, regulatory and similar matters. In this environment, our compliance costs have also substantially increased.

As a result of the substantial uncertainties with respect to our calculation of our capital requirements and the potential outflows in respect of litigation and enforcement matters, we have found it necessary and may find it necessary or desirable to raise additional capital in the future to maintain our capital at levels required by our regulators or viewed by market participants as necessary for our businesses in comparison with our international peers.

Rules in the United States, recent legislation in Germany and proposals in the European Union regarding the prohibition of proprietary trading or its separation from the deposit-taking business may materially affect our business model.

On December 10, 2013, U.S. regulators released the final version of the rules implementing the “Volcker Rule”, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The final rules prohibit U.S. insured depository institutions and companies affiliated with U.S. insured depository institutions (such as us) from engaging in short-term proprietary trading of certain securities, derivatives, commodity futures and options on these instruments, for their own account. The final rules also impose limits on investments in, and other relationships with, hedge funds, private equity funds and other private funds and limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. The Volcker Rule requires banking entities to establish comprehensive compliance programs designed to help ensure and monitor compliance with restrictions under the Volcker Rule. In December 2013, the Federal Reserve Board extended the end of the conformance period for the Volcker Rule generally until July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. The extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds made or entered into after December 31, 2013. During the applicable conformance periods, we will continue our efforts to bring our activities and investments into compliance with the rule and to implement appropriate compliance programs.

In addition, the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups, referred to as the “Separation Act”, was promulgated in August 2013. The Separation Act regulates the activities of banks that take deposits or other repayable funds from the public and lend them for their own account (referred to as “CRR Banks”). CRR Banks are required to transfer certain activities deemed to be high risk to a financial trading institution, which may be established within the same banking group, if certain independence requirements are met. We are required to determine the scope of activities to be separated by July 1, 2015 in conjunction with the competent authority, and are required to implement separation by July 1, 2016. Such separ-

Deutsche Bank	Item 3: Key Information	20
Annual Report 2014 on Form 20-F

ation may result in higher financing costs for the separated activities that could adversely affect our business, financial condition and results of operations. Moreover, there are still uncertainties as to which business operations would be required to be separated. The BaFin has been granted broad discretion in this respect.

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

European and German legislation regarding the recovery and resolution of banks and investment firms as well as proposals published by the Financial Stability Board on Total Loss Absorbing Capacity may result in regulatory consequences that could, if resolution measures were imposed on us, significantly affect our business operations, lead to higher refinancing costs and lead to losses for our shareholders and creditors.

On January 1, 2015, the German Recovery and Resolution Act came into force and transposed the European directive establishing a framework for the recovery and resolution of credit institutions and investment firms (referred to as the Bank Recovery and Resolution Directive or “BRRD”) into German law. Under the Recovery and Resolution Act, the competent resolution authority may take a range of measures including the transfer of shares, assets or liabilities of a failing bank to another legal entity, the reduction, including to zero, of the nominal value of shares or the cancellation of shares outright, and may, in its exercise of the “bail-in” power, write down certain eligible unsecured liabilities, including to zero, or convert them into equity. In order to facilitate the authorities’ bail-in powers, which became effective in Germany on January 1, 2015, banks are required to include conditions in their eligible liabilities issued outside the EU that recognize the regulatory powers to write down or convert debt. Furthermore, affected banks are required to meet at all times a robust minimum requirement for own funds and eligible liabilities (“MREL”) which will be set on a case-by-case basis by the competent resolution authority. In addition, on November 14, 2014, the Financial Stability Board (FSB) published a proposal that global systemically important banks (G-SIBs), such as us, should meet a new firm-specific requirement for Total Loss Absorbing Capacity (“TLAC”) alongside minimum regulatory capital requirements from January 1, 2019.

Moreover, resolution powers will be conferred on a Single European Resolution Board, which shall be fully operational on January 1, 2016.

The bail-in powers and the necessary contractual conditions could result in increased refinancing costs for us. Furthermore, in the event that we are unable to hold sufficient loss-absorbing capital, we could be required to restrict our business or take other measures to ensure our resolvability under the relevant regulations. These steps could adversely affect our business, financial condition and results of operations.

Deutsche Bank	Item 3: Key Information	21
Annual Report 2014 on Form 20-F

Other regulatory reforms adopted or proposed in the wake of the financial crisis – for example, extensive new regulations governing our derivatives activities, bank levies or a possible financial transaction tax – may materially increase our operating costs and negatively impact our business model.

On August 16, 2012, the EU Regulation on over-the-counter (“OTC”) derivatives, central counterparties and trade repositories, referred to as EMIR, entered into force. While a number of the compliance requirements introduced by EMIR already apply, the European Securities and Markets Authority is still in the process of finalizing some of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Although some of the particular effects brought about by EMIR are not yet fully foreseeable, many of its elements have led and may lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). The Markets in Financial Instruments Directive (which comprises a regulation (“MiFIR”) and a directive (“MiFID”)), the substantive provisions of which will become applicable on January 3, 2017, introduces a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. We will also be impacted by the BCBS-IOSCO final minimum standards for margin requirements for non-centrally cleared derivatives, for which enabling legislation exists in the EU (EMIR) but where much of the impact depends on how these requirements are implemented in detailed rule-making.

In the United States, the Dodd-Frank Act has numerous provisions that may affect our operations. Pursuant to regulations implementing provisions of the Dodd-Frank Act, we and one of our subsidiaries registered as swap dealers with the U.S. Commodity Futures Trading Commission (“CFTC”) and became subject to their extensive oversight. Regulation of swap dealers by the CFTC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution and other regulatory requirements on us. It also requires us to comply with certain U.S. rules in some circumstances with respect to transactions conducted outside of the United States or with non-U.S. persons. Although the coverage of EMIR and CFTC regulations implementing the Dodd-Frank Act is in many ways similar, certain swaps may be subject to both regulatory regimes to a significant extent. However, the CFTC’s guidance on cross-border swaps regulation may allow us to comply with some, but not all, U.S. regulatory requirements on a substituted basis by complying with EMIR and MiFID. The new requirements under the Dodd-Frank Act may adversely affect our derivatives business and make us less competitive, especially as compared to competitors not subject to such regulation. Additionally, under the Dodd-Frank Act, securities-based swaps would be subject to a standalone regulatory regime under the jurisdiction of the U.S. Securities and Exchange Commission (“SEC”). The SEC is in the early stages of finalizing rules for its security-based swap regime but it is expected to be parallel to, but not identical to, the CFTC’s regulation of swaps. This may impose further regulation of our derivatives business.

In addition, CRD 4 provides for executive compensation reforms including caps on bonuses that may be awarded to “risk takers” as defined in CRD 4. The compensation reforms of CRD 4 could put us at a disadvantage to our competitors in attracting and retaining talented employees, especially compared to those outside the European Union that are not subject to these caps.

Bank levies also have been introduced in some countries including Germany and the United Kingdom and other countries. We accrued € 247 million for the German and U.K. bank levies in 2011, € 213 million in 2012, € 197 million in 2013 and € 342 million in 2014, primarily recognized in Consolidation & Adjustments. We will also be required to contribute substantially to the single resolution fund under the SRM and the statutory deposit guarantee schemes under the revised Deposit Guarantee Schemes Directive. Generally, however, the total impact of these future levies cannot currently be quantified and they may have a material adverse effect on our business, financial condition and results of operations in future periods.

Separately, on January 22, 2013, the Council of the European Union adopted a decision authorizing eleven EU member states (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) to proceed with the introduction of a financial transaction tax under the European Union’s “enhanced

Deutsche Bank	Item 3: Key Information	22
Annual Report 2014 on Form 20-F

cooperation procedure”. The European Commission on February 14, 2013 adopted a draft directive for the implementation of the financial transaction tax. While we expect further progress during 2015, the final scope, design and entry into force (although currently contemplated by January 1, 2016) of the financial transaction tax are still uncertain. Depending on the final details, the proposed financial transaction tax could have a materially negative effect on our profits and business. Different forms of national financial transaction taxes have already been implemented in a number of European jurisdictions, including France and Italy, and these taxes may result in compliance costs as well as market consequences which may affect our revenues.

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

Specifically, our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values. In addition, periods of market decline and uncertainty tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. In the first half of 2014 and at other times in the past, decreased client appetite for risk has led to lower levels of activity and lower levels of profitability in our Corporate Banking & Securities Corporate Division. Our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

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

Deutsche Bank	Item 3: Key Information	23
Annual Report 2014 on Form 20-F

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

Since we published our Strategy 2015+ targets in 2012, macroeconomic and market conditions as well as the regulatory environment have been much more challenging than originally anticipated, and as a result, we have updated our aspirations to reflect these challenging conditions. If we are unable to implement our updated strategy successfully, we may be unable to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our share price may be materially and adversely affected.

In September 2012, we introduced Strategy 2015+, which has the aim of making Deutsche Bank a better balanced, leaner and more robust and stable organisation. We also announced several financial targets to highlight the financial objectives of Strategy 2015+. As challenges in the macroeconomic and market conditions and the regulatory environment were greater than expected in 2012, in May 2014, we updated our aspirations and strategy and announced a series of measures intended to build up our capital strength, enhance our competitiveness and invest in our client franchises. These measures included capital issuance to improve our capital base and to provide a buffer against future uncertainties. In this context we updated our financial aspirations. While we have recently announced a full strategic review, we remain focused on the execution of Strategy 2015+.

Our ability to meet our aspirations and implement our strategy is based on a number key assumptions, including the implementation of regulatory frameworks (e.g. CRD 4, EBA guidance) based on our understanding of current rules and their likely impact on us, global GDP growth stabilising to 2 to 4 % p.a., a stable interest rate environment before 2016 and central bank intervention receding in the U.S.

A number of internal and external factors could negatively impact or prevent the implementation of our strategic goals or the realization of their anticipated benefits. These include economic factors such the recurrence of extreme turbulence in the markets in which we are active, weakness in global, regional and national economic conditions, increased competition for business and political instability, especially in Europe. New regulatory requirements may lead to increases in our cost base or restrict our operations. Several regulatory authorities have or are looking to introduce initiatives for structural change. As these governmental initiatives are subject to ongoing discussions, we cannot at this stage quantify any future impact. We are also involved in numerous litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue being challenging. If litigation and regulatory matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve our Strategy 2015+ aspirations.

In particular, our progress towards an adjusted cost-income ratio of approximately 65 % has been impacted by projects and incremental increases in headcount needed to comply with additional regulatory requirements and by increased regulatory charges, such as bank levies, while market challenges, including those related to the low interest rate environment, have impacted our revenue growth. Although we will strive to meet the cost-income ratio target, we expect these headwinds to challenge the progress we made in 2015. Our progress towards an adjusted post-tax return on equity target of around 12 % may continue to be impacted by regulatory induced costs, additional bank levy charges, the on-going challenging market conditions and volatile effective tax rates. We plan to continue to work towards our target, but progress will be difficult in light of current head-

Deutsche Bank	Item 3: Key Information	24
Annual Report 2014 on Form 20-F

winds. With respect to CB&S, we expect to face significant headwinds to achieve our financial target of an adjusted post-tax return on average equity of 13 % to 15%, in light of on-going risks and uncertainties in connection with global macroeconomic growth, potential changes to U.S. macroeconomic policy, regulatory expenditures and other developments, particularly relating to the single resolution fund and bank levies, effects of further balance sheet deleveraging, litigation and the costs of further platform enhancements. Our performance target in PBC also continues to face headwinds and may prove to be challenging in the current business environment. Our target is dependent on several factors, including realizing synergies from the Postbank integration. PBC also continues to be affected by on-going market conditions and uncertainties in the regulatory environment. With respect to GTB, we expect the highly competitive business environment to remain challenging and low interest rate levels to persist (having even turned negative in the second half of last year). We expect cost pressures to continue to pose a challenge for GTB. These include increasing regulatory requirements and charges relating to litigation and enforcement matters. While GTB continues to work towards its Strategy 2015+ aspiration, the targeted growth in income before income taxes may prove to be challenging in the current business environment.

If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the € 4.0 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our share price may be materially and adversely affected.

We operate in a highly and increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm.

The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations or enforcement actions. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis. Over the last year, there has been a steep escalation in the severity of the terms which regulators and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with recent settlements including unprecedented monetary penalties as well as criminal sanctions. As a result, we may continue to be subject to increasing levels of liability and regulatory sanctions, and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions. Regulatory sanctions may include status changes to local licenses or orders to discontinue certain business practices.

We and our subsidiaries are involved in various litigation proceedings, including civil class action lawsuits, arbitration proceedings and other disputes with third parties, as well as regulatory proceedings and investigations by both civil and criminal authorities in jurisdictions around the world. We expect that we will continue to experience a high level of litigation, regulatory proceedings and investigations. Litigation and regulatory matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made for such risks.

Actions currently pending against us may not only result in judgments, settlements, fines or penalties, but may also cause substantial reputational harm to us. The risk of damage to our reputation arising from such proceed-

Deutsche Bank	Item 3: Key Information	25
Annual Report 2014 on Form 20-F

ings is also hard or impossible to quantify. For example, we are unable to quantify the harm to our reputation that could arise from the investigation by the public prosecutor for the City of Munich of statements made by certain former and present management board members in connection with the litigation relating to the former Kirch Group.

In addition, the financial impact of legal risks arising out of matters similar to some of those we face have been very large for a number of participants in the financial services industry, with fines and settlement payments greatly exceeding what market participants may have expected and, as noted above, escalating steeply over the last year to unprecedented levels. The experience of others, including settlement terms, in similar cases is among the factors we take into consideration in determining the level of provisions we maintain in respect of these legal risks. Recent developments in cases involving other financial institutions have led to greater uncertainty as to the predictability of outcomes and could lead us to add to our provisions. Moreover, the costs of our investigations and defenses relating to these matters are themselves substantial. Further uncertainty may arise as a result of a lack of coordination among regulators from different jurisdictions, which may make it difficult for us to reach concurrent settlements with each regulator. Should we be subject to financial impacts arising out of litigation and regulatory matters to which we are subject in excess of those we have calculated in accordance with our expectations and the relevant accounting rules, our provisions in respect of such risks may prove to be materially insufficient to cover these impacts. This could have a material adverse effect on our results of operations, financial condition or reputation.

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

We have received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. We are cooperating with these investigations.

The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for the Bank.

As previously reported, we reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, we agreed to pay € 725 million in total. We nonetheless remain exposed to civil litigation and further regulatory action relating to these benchmarks.

We have been informed by certain of the authorities investigating these matters that proceedings against us will be recommended with respect to some aspects of the matters under investigation, and we are engaged in discussions with those authorities about potential resolution of those investigations.

Regulators are also investigating numerous financial institutions in addition to us, and as details of these investigations and their findings have become public, the reported actions of some financial institutions have attracted substantial attention in the media and the markets, leading to further reputational risk for institutions like us that are currently subject to similar inquiries. In the period from mid-2012 to autumn 2014, five financial institutions entered into settlements with the U.K. Financial Conduct Authority (formerly the Financial Services Authority), U.S. Commodity Futures Trading Commission, U.S. Department of Justice (DOJ), and other regulators. While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, three financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the appli-

Deutsche Bank	Item 3: Key Information	26
Annual Report 2014 on Form 20-F

cable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York and in other federal district courts against us and numerous other banks. All but two of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. dollar LIBOR. These civil actions are still at a relatively early stage.

We cannot predict the effect on us of the interbank offered rates matters, which could include fines levied by government bodies, damages from private litigation for which we may be liable, legal and regulatory sanctions (including possible criminal sanctions) and other consequences.

This uncertainty is further exacerbated by several factors outside of our control, such as the high profile of these matters and the contours of other financial institutions’ settlement negotiations. In addition, regulatory and law enforcement authorities may make assessments about the conduct of institutions in the industry as a whole, which may influence their actions with respect to us. Any fines, damages, legal or regulatory sanctions or other consequences may have a material adverse effect, beyond provisions taken, on our results of operations, financial condition or reputation.

A number of regulatory and law enforcement agencies globally are currently investigating us in connection with misconduct relating to manipulation of foreign exchange rates. The extent of our financial exposure to these matters could be material, and our reputation may suffer material harm as a result.

We have received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading, and various other aspects, of the foreign exchange market. We are cooperating with these investigations. The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for us. Relatedly, we are conducting our own internal global review of foreign exchange trading and other aspects of our foreign exchange business. In connection with this review, we have taken, and will continue to take, disciplinary action with regards to individuals if merited. We have also been named as a defendant in three putative class actions – two involving non-U.S. plaintiffs and one involving U.S. plaintiffs – brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the federal judge overseeing the class actions granted the motion to dismiss with prejudice in the two actions involving non-U.S. plaintiffs while denying the motion to dismiss in the action involving U.S. plaintiffs.

Many of these matters are still in their early stages and it is accordingly too early to estimate their outcome or any fines that may be levied by governmental bodies or damages that may be incurred from private litigation. A number of other financial institutions are also currently being investigated. Any settlements by these institutions may adversely affect the outcomes for other financial institutions, such as us, in similar actions, especially as large settlements may be used as the basis or template for other settlements. As a result, these matters may expose us to substantial monetary damages and defense costs in addition to criminal and civil penalties, and they could accordingly have a material adverse effect on our results of operations, financial condition or reputation.

Deutsche Bank	Item 3: Key Information	27
Annual Report 2014 on Form 20-F

A number of regulatory authorities are currently investigating or seeking information from us in connection with transactions with Monte dei Paschi di Siena. The extent of our financial exposure to these matters could be material, and our reputation may be harmed.

In February 2013 Banca Monte Dei Paschi Di Siena, which we refer to as “MPS”, issued civil proceedings in Italy against us alleging that we assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions with MPS and “Santorini”, a wholly owned SPV of MPS, which helped MPS defer losses on a previous transaction undertaken with us. MPS claimed at least € 500 million in damages. Subsequently, in July 2013, the Fondazione Monte Dei Paschi, MPS’ largest shareholder, also issued civil proceedings in Italy for damages based on substantially the same facts. In December 2013, we reached an agreement with MPS in relation to the transactions that resolves the civil proceedings by MPS. The civil proceedings by the Fondazione Monte Dei Paschi remain pending.

A criminal investigation was launched by the Siena Public Prosecutor into the transactions and certain unrelated transactions entered into by a number of other international banks with MPS. Such investigation was moved in September 2014 from Siena to the Milan Public Prosecutors as a result of a change in the alleged charges being investigated. No charges have yet been brought. Separately, we have also received requests for information from certain regulators relating to the original transactions, including with respect to our accounting for our MPS-related transactions and alleged failures by our management adequately to supervise the individuals involved in the matter. We are cooperating with these regulators. The extent of our financial exposure to these matters could be material, and our reputation may suffer material harm as a result of these matters.

Regulatory and law enforcement agencies in the United States are investigating whether our historical processing of certain U.S. dollar payment orders for parties from countries subject to U.S. embargo laws complied with U.S. federal and state laws. The eventual outcomes of these matters are unpredictable, and may materially and adversely affect our results of operations, financial condition and reputation.

We have received requests for information from certain regulatory and law enforcement agencies concerning our historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, we voluntarily decided that we would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, we decided that we will not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; we also decided to limit our non-U.S. dollar business with counterparties in Cuba. We are providing information to and otherwise cooperating with the investigating agencies. A number of financial institutions have previously settled matters of this nature by, among other things, payment of significant monetary penalties, and numerous unconfirmed media reports suggest additional potential settlements involving other financial institutions. Although we have no reliable basis on which to compare the on-going investigations relating to us to any potential settlements involving other institutions, it is possible that any such settlements may influence regulatory agencies in their interactions with us. While it is too early to predict, the eventual outcomes of the investigations to which we are subject may materially and adversely affect our results of operations, financial condition and reputation.

We have been subject to contractual claims, litigation and governmental investigations in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results of operations, financial condition or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$ 84 billion of loans into private label securitizations and U.S.$ 71 billion through whole loan sales. We have been, and in the future may be, presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights and applicable statutes of limitations. As of December 31, 2014, we have

Deutsche Bank	Item 3: Key Information	28
Annual Report 2014 on Form 20-F

approximately U.S.$ 4.8 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). Against these outstanding demands, we have established provisions of U.S.$ 813 million (€ 669 million) as of December 31, 2014 (for part of which we are indemnified). As with provisions generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. There are other potential mortgage repurchase demands that we anticipate may be made, but we cannot reliably estimate their timing or amount. As of December 31, 2014, we have completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S.$ 5.3 billion. In connection with those repurchases, agreements and settlements, we have obtained releases for potential claims on approximately U.S.$ 72.9 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S.$ 105 billion of U.S. residential mortgage-backed securities (referred to as “RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 29 “Provisions” to the consolidated financial statements, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. We have a number of pending lawsuits against us or our affiliates as issuer, underwriter and/or trustee of RMBS. Such pending RMBS litigations are in various stages up through discovery and we continue to defend these actions vigorously. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.

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

Many of our derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that we deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we do not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause us to forfeit the payments otherwise due to us or result in settlement delays, which could damage our reputation and ability to transact future business, as well as impose increased costs on us. Recently enacted legislation in the European Union (EMIR) and the U.S. (the Dodd-Frank Act) has introduced requirements for the standardization, margining, central clearing and transaction reporting of certain over-the-counter derivatives. While such requirements are aimed at reducing the risk posed to counterparties and the financial system by such derivatives, they may reduce the volume and profitability of the transactions in which we engage, and compliance with such provisions may impose substantial costs on us.

Deutsche Bank	Item 3: Key Information	29
Annual Report 2014 on Form 20-F

The exceptionally difficult market conditions experienced since the global financial crisis severely adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and may do so in the future.

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

Deutsche Bank	Item 3: Key Information	30
Annual Report 2014 on Form 20-F

customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our revenues and profits. See “Management Report: Risk Report” beginning on page 56 of the Financial Report for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks.

Operational risks may disrupt our businesses.

We face operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. An example of this risk concerns our derivative contracts, which are not always confirmed with the counterparties on a timely basis. For so long as the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract. The European sovereign debt crisis and the global financial crisis, in which the risk of counterparty default increased, have increased the possibility that this operational risk materializes.

In addition, our businesses are highly dependent on our ability to process manually or through our systems a large number of transactions on a daily basis, across numerous and diverse markets in many currencies. Some of the transactions have become increasingly complex. Moreover, management relies heavily on its financial, accounting and other data processing systems that include manual processing components. If any of these processes or systems do not operate properly, or are disabled, or subject to intentional or inadvertent human error, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

We are also dependent on our employees to conduct our business in accordance with applicable laws, regulations and generally accepted business standards. If our employees do not conduct our business in this manner, we may be exposed to material losses. Furthermore, if an employee’s misconduct reflects fraudulent intent, we could also be exposed to reputational damage. We categorize these risks as conduct risk, which comprises inappropriate business practices, including selling products that are not suitable for a particular customer, fraud, unauthorized trading and failure to comply with applicable regulations, laws and internal policies.

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

Business continuity risk is the risk of incurring losses resulting from the interruption of normal business activities. We operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business, whether as a result of, for example, events that affect our third party vendors or the community or public infrastructure in which we operate. Any number of events could cause such a disruption including deliberate acts such as sabotage, terrorist activities, bomb threats, strikes, riots and assaults on the bank’s staff; natural calamities such as hurricanes, snow storms, floods, disease pandemic and earthquakes; or other unforeseen incidents such as accidents, fires, explosions, utility outages and political unrest. Any such disruption could have a material adverse effect on our business and financial position.

Deutsche Bank	Item 3: Key Information	31
Annual Report 2014 on Form 20-F

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

We and other financial institutions have experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or customer information or damaging or interfering with company data, resources or business activities. The increasing frequency and sophistication of recent cyber-attacks has resulted in an elevated risk profile for many organizations around the world, and significant attention by our management has been paid to the overall level of preparedness against such attacks. Cyber security is growing in importance due to factors such as the continued and increasing reliance on our technology environment. Although we have to date not experienced any material loss of data from these attacks, it is possible, given the use of new technologies and increasing reliance on the Internet and the varying nature and evolving sophistication of such attacks, that we may not be able to effectively anticipate and prevent all such attacks. A successful attack could have a significant negative impact on us, including as a result of disclosure or misappropriation of client or proprietary information, damage to computer systems, financial losses, additional costs to us (such as for investigation and reestablishing services), reputational damage, customer dissatisfaction and potential regulatory or litigation exposure.

The size of our clearing operations exposes us to a heightened risk of material losses should these operations fail to function properly.

We have large clearing and settlement businesses and an increasingly complex and interconnected information technology (IT) landscape. These give rise to the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us. In such a case, we might suffer harm to our reputation even if no material amounts of money are lost. This could cause customers to take their business elsewhere, which could materially harm our revenues and profits.

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

Deutsche Bank	Item 3: Key Information	32
Annual Report 2014 on Form 20-F

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

We may seek to sell certain non-core assets, including those of our Non-Core Operations Unit. Such sales may be made as part of our strategy to meet or exceed the new capital requirements by reducing risk-weighted assets and thereby improving our capital ratios. This strategy may prove difficult in the current market environment as many of our competitors are also seeking to dispose of assets to improve their capital ratios. We have already sold a substantial portion of our non-core assets, and our remaining non-core assets may be particularly difficult for us to sell as quickly as we have expected at prices we deem acceptable. Unfavorable business or market conditions may make it difficult for us to sell such assets at favorable prices, or may preclude such a sale altogether. If the measures announced in response to the European sovereign debt crisis prove inadequate to calm market concern or if the European debt crisis otherwise reignites, we may experience difficulty in obtaining funding in a manner permitting us to conduct our business without needing to dispose of significant volumes of assets.

In addition, we have made significant investments in individual companies and have other assets that are not part of our core business such as our stake in Maher Terminals. Losses and risks from those assets and at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, potentially impacting our financial statements or earnings, even where general market conditions are favorable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures. Any potential write-down for any such investment could further negatively affect our business.

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

Deutsche Bank	Item 3: Key Information	33
Annual Report 2014 on Form 20-F

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

We engage or have engaged in a limited amount of business with counterparties, including government-owned or -controlled counterparties, in certain countries or territories that are subject to comprehensive sanctions, including Iran and Cuba (referred to as “Sanctioned Countries”), or with persons targeted by U.S. economic sanctions (referred to as “Sanctioned Persons”). U.S. law generally prohibits U.S. persons or any other persons acting within U.S. jurisdiction from doing business with Sanctioned Countries or Sanctioned Persons. Thus, U.S. regulations may extend to activities in other geographic areas and by non-U.S. persons depending on the circumstances. Our U.S. subsidiaries, branch offices, and employees are and our non-U.S. subsidiaries, branch offices, and employees may become subject to those prohibitions and other regulations. We are a German bank and our activities with respect to Sanctioned Countries and Sanctioned Persons have been subject to policies and procedures designed to avoid the involvement of persons acting within U.S. jurisdiction in any managerial or operational role and to ensure compliance with United Nations, European Union and German embargoes; in reflection of legal developments in recent years, we further developed our policies and procedures with the aim of ensuring compliance with regulatory requirements extending to other geographic areas regardless of jurisdiction. However, should our policies prove to have been ineffective, we may be subject to regulatory action that could materially and adversely affect our business. By 2007, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business to the extent legally possible. It also decided to limit our business with counterparties in Cuba.

We had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. Our remaining business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged before 2007 to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with the outstanding loans to Iranian borrowers representing substantially less than 0.01 % of our total assets as of December 31, 2014 and the revenues from all such activities representing less than 0.01 % of our total revenues for the year ended December 31, 2014.

Deutsche Bank	Item 3: Key Information	34
Annual Report 2014 on Form 20-F

In recent years, the United States has taken steps, including the passage of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act of 2012, and a number of Executive Orders, to deter foreign companies from dealing with Iran by providing for possible sanctions against companies that provide services in support of certain Iranian activity in (among others) the financial, energy, shipping or military sectors or with certain Iranian counterparties, whether or not such dealings occur within U.S jurisdiction. Among the targets of these indirect, or “secondary”, U.S. economic sanctions are foreign financial institutions that, among other things, facilitate significant transactions with, or provide significant financial services to a wide range of Iranian entities, persons, and financial institutions. We do not believe we have engaged in activities sanctionable under these statutes, but the U.S. authorities have considerable discretion in applying the statutes, and any imposition of sanctions against us could be material. It is also possible that direct and secondary sanctions imposed by the U.S. and other jurisdictions could be expanded in the future. Proposals for expanded sanctions are discussed on a continuous basis in Congress and elsewhere.

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

We are also engaged in a limited amount of business with counterparties domiciled in Cuba, which is not subject to any United Nations, European Union or German embargo. The business consists of a limited number of letters of credit and of structured export finance transactions, as well as claims resulting from letters of credit, and it represented substantially less than 0.01 % of our assets as of December 31, 2014. The transactions served to finance commercial products such as machinery and electrical equipment as well as medical products.

We are aware, through press reports and other means, of initiatives by governmental and nongovernmental entities in the United States and elsewhere to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Sanctioned Countries, particularly Iran. Such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with such countries. Such a result could have significant adverse effects on our business or the price of our securities.

Deutsche Bank	Item 4: Information on the Company	35
Annual Report 2014 on Form 20-F

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

We are registered under registration number HRB 30 000. Our registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: Peter Sturzinger, Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-2525, New York, NY 10005.

For information on significant capital expenditures and divestitures, please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Significant Capital Expenditures and Divestitures” on page 15 of the Financial Report.

Business Overview

Our Organization

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Our Organization” on page 8 of the Financial Report. For information on net revenues by geographic area and by corporate division please see Note 4 “Business Segments and Related Information: Entity-Wide Disclosures” to the consolidated financial statements and “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” on pages 24 through 26 of the Financial Report.

Management Structure

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Management Structure” on page 8 to 9 of the Financial Report.

Our Business Strategy

Management are currently undertaking a full strategic review of the Group. Deutsche Bank will continue to work towards the existing targets of Strategy 2015+ until revised strategic goals are fully embedded. We have presented our Business Strategy below based on existing targets and continued progress under Strategy 2015+.

We believe we made significant progress in 2014 towards a number of our strategic aspirations that we first articulated in 2012 and updated in 2014, most notably strengthening our capital. In 2014 we continued to focus on consolidating our unique global platform and home market position, further leveraging the integrated performance of our full-service banking model, building capital strength, achieving operational excellence and cost efficiency, and placing us at the forefront of cultural change in the banking industry. In 2014 we reinforced our commitment to the universal banking model, to our home market and to our global presence. Although challenges remain in several areas, we made further progress in 2014 in all five elements of our Strategy 2015+:

Deutsche Bank	Item 4: Information on the Company	36
Annual Report 2014 on Form 20-F

—

Clients. We continued to align our organization more closely to our clients in the reporting year. We added approximately 5,000 new corporate clients on the dedicated platform for Germany’s medium-sized companies launched in 2013. In terms of new initiatives, a commitment was made in May 2014 to invest € 200 million in the digital experience for retail clients with the aim of providing a seamless branch and online experience. Furthermore, the cross-divisional initiative between Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB) to better serve multinational corporations in the U.S. helped us obtain 66 new client mandates in 2014. Overall, we have realigned our client coverage, deepened cross-divisional engagement with key clients, and implemented new metrics to enhance the measurement of client satisfaction.

—

Competencies. Our strategy is founded on the strength of our businesses and we delivered a stronger and more balanced financial performance in 2014. Our income before income taxes rose to € 3.1 billion (from € 1.5 billion in 2013). For the first time ever, our four core business divisions – CB&S, Private & Business Clients (PBC), GTB and Deutsche Asset & Wealth Management (Deutsche AWM) – each delivered more than € 1 billion in pre-tax profits. These results were achieved despite a challenging market in 2014, characterized by persistently low interest rates. As the operating environment is likely to remain demanding in 2015, we will continue to focus on sustaining profitability and strengthening shareholder returns in the future.

—

Capital. We further reinforced our capital and leverage ratios in the reporting year through an € 8.5 billion capital increase in June and the raising of Additional Tier 1 capital of € 4.7 billion, which saw strong investor demand. These actions enhanced the safety and stability of Deutsche Bank as well as the financial system as a whole. We comfortably passed the European Central Bank’s Comprehensive Assessment that was undertaken in 2014 and comprised an Asset Quality Review and a Stress Test. The assessment reaffirmed that our capital base substantially exceeds regulatory requirements, even under severe market stress conditions, and underlined the quality of our asset base. Overall, our capital and leverage ratios have been strengthened significantly since the launch of Strategy 2015+. The CET1 ratio had improved to 9.7 % as of end of 2013, before reaching 11.7 % on a fully loaded basis (Capital Requirements Directive 4, CRD 4) at the end of 2014, well above our target of 10%. At the same time, we significantly reduced our balance sheet exposure to deliver a 3.5 % leverage ratio at year-end 2014 (based on revised CRD 4 rules), achieving the Strategy 2015+ leverage ratio target. Going forward, as regulatory requirements on capital and leverage continue to become more stringent, we will need to be ready to respond to final rules and specifications.

—

Costs. We achieved the goals set for the Operational Excellence (OpEx) program in 2014. The OpEx program aims to increase quality and flexibility, reinforce controls and embed a culture of cost-efficiency in the bank. The program’s objectives are to invest € 4 billion and achieve annual cost savings of € 4.5 billion by 2015. € 1.3 billion cost savings were achieved in 2014. Overall, the program delivered cumulative savings of € 3.3 billion by the end of 2014, which is ahead of the € 2.9 billion target. We have saved money by becoming more efficient, buying smarter, putting the right people in the right places, upgrading technology and streamlining the businesses. Nevertheless, we continue to face cost challenges. The adjusted cost base increased slightly in 2014, driven largely by higher regulatory spending including both project driven and permanent costs. Furthermore, we made investments in business growth. At the same time, expenses for litigation and enforcement matters remained high. As a result, ongoing cost discipline will continue to be a key area of focus in the future.

—

Culture. We have developed and further embedded the cultural change program in 2014. We recognize the need for cultural change in the financial sector and are committed to implementing this change. Culture is a key component of the restoration of public trust in the banking industry and we are committed to a culture that aligns risks and rewards, attracts and develops talented individuals, fosters teamwork and partnership and is sensitive to the needs of the society in which we operate. We launched a broad cultural change program as part of Strategy 2015+. As part of that cultural change program, in 2014 we conducted 100 townhalls and about 4,700 workshops. The program touches several aspects of the way we do business every day as well as performance reviews and the compensation system.

Deutsche Bank	Item 4: Information on the Company	37
Annual Report 2014 on Form 20-F

To further strengthen our ability to execute our strategic and regulatory priorities, some individual responsibilities of the Management Board were changed in November 2014. A critical a new mandate focused on strategy and transformation was established and the responsibility of Deutsche Bank’s legal team was realigned.

Our achievements to date and the ongoing challenges we face form the backdrop for the next phase of our strategy development. We are conducting a rigorous internal and external strategic review. Despite the challenges of a difficult operating environment and increased regulation, our management team believes that we will emerge as one of a handful of strong global banks and are well-positioned to capture future opportunities.

Strategy in CB&S

CB&S’ continued dynamic optimisation of resources across the platform is aimed at enabling the business to maintain a market leading client franchise while delivering sustainable returns and a more efficient platform. In 2014, we continued to reduce leverage exposure, costs and headcount – significantly increasing the efficiency of our platform. As part of the ongoing optimisation of our business model, in response to the changing market and regulatory environment, we continued to evaluate our business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, we announced the cessation of most trading in single name CDS.

In Markets, our diversified client-focused business model delivered solid revenue share momentum in 2014. We plan to continue to optimize our Fixed Income & Currencies (FIC) platform, address specific gaps in our U.S. business and realize opportunities within our market leading Credit Solutions business. We plan to continue to invest in our electronic trading capabilities to achieve further efficiencies, better serve our clients and adapt to changing market environment. In Equities, we remain committed to maximizing the income from our platform.

In Corporate Finance we were ranked number 5 globally in 2014 and achieved record market share with gains across most products and regions (based on Dealogic data). We continued to focus on increasing productivity through enhanced alignment of client coverage, more efficient allocation of our balance sheet and greater cooperation with GTB. We intend to continue to focus on deepening relationships with our most profitable clients and achieving sustainable returns from our lending portfolio. We aim to maintain our leading position in Europe, continue to increase our share in the U.S. and retain our strong Asian franchise (based on Dealogic data).

Strategy in PBC

PBC pursues a strategy of complementing home market leadership with a profitable presence in selected European countries as well as in Asia and efficiency benefits from a joint services and IT platform. In its home market Germany, PBC continued its market leadership among private banks in Germany (e.g., by number of clients) by concluding the integration of the new Private & Commercial Banking unit (PCB) and making significant progress in setting up a joint IT and banking services platform between PCB and Postbank. PBC’s international franchise continued its growth path in the countries in which we operate and we continue to benefit from our stake in Hua Xia Bank in China. PBC significantly contributes to Deutsche Bank Group’s funding base.

We aim at further strengthening our German home market leadership by leveraging the coverage and product strength of PCB as well as Postbank’s consumer banking business while further extending our well-positioned advisory franchises in selected international markets. In addition to our plans to increase focus on commercial banking, we intend to serve our customers best by investing in selected digital offerings to expand our multi-channel offering. This digitization program is being rolled out in all our businesses. Additionally, we are strengthening our consumer banking business by positioning Postbank as a “personal and digital” financial services provider. With Magellan, we are consolidating and advancing our joint services and IT platform for PBC, offering services to both the advisory and the consumer banking business. We believe that this platform with integrated services, innovative tools and an end-to-end process model could improve PBC’s efficiency while at the same time supporting our ambition to become a leading private and commercial bank in the digital world.

Deutsche Bank	Item 4: Information on the Company	38
Annual Report 2014 on Form 20-F

Strategy in GTB

As a key building block of our Commercial/International Banking proposition, GTB serves corporate and institutional clients globally with best-in-class solutions around deposit taking, domestic and cross-border payments, trade finance, supply chain finance and securities services (i.e. trust, agency, depositary, custody and related services). GTB is organized along its two main business areas, Trade Finance and Cash Management Corporates (TF/CMC) and Institutional Cash and Securities Services (ICSS).

Throughout 2014, overall business conditions for GTB continued to remain challenging. A relatively slow economic recovery particularly in Europe, low or even negative interest rate environment, and ongoing margin pressure all acted as headwinds to the business. However, despite these challenges, GTB delivered a solid performance based on increasing business volumes, distinct propositions in SEPA, T2S and client centric solutions across a variety of industry segments including Fintech. We have further demonstrated the resilience of our strategy even in the face of a difficult external environment.

GTB remains committed to staying on course and executing on its strategic priorities: strengthening relationships with existing clients; acquiring new target clients especially in Asia; further building our capabilities to serve mid-cap clients in Germany; continuing our investments in our platforms and operational excellence; optimizing our business portfolio while maintaining strict cost, risk and capital discipline. Moreover, GTB intends to keep driving cultural change as a top priority, with a particular focus on intensifying the collaboration with Deutsche Bank’s other core divisions, to support the Bank’s integrated, client-centric approach.

The ongoing efforts of the division have led to Deutsche Bank receiving external recognition from some of the industry’s most respected bodies. The awards GTB received in 2014 include (but are not limited to) “Leading US dollar and euro provider for Financial Institutions in Western Europe, Central & Eastern Europe, North America and Latin America” and “Best Transaction Services House in Western Europe” by Euromoney, “Best overall Cash Management in Asia/Pacific” by Asiamoney, as well as “Global Corporate Trust Services Provider of the Year” by Infrastructure Investor Awards.

Strategy in Deutsche AWM

Deutsche AWM serves individual, institutional and intermediary clients worldwide with a full range of active, passive and alternative investments across all major asset classes, as well as investment solutions, wealth management advisory and private banking services.

In 2014, we continued the focused execution of our strategic programme to integrate, transform and grow the business. We delivered initial implementations of both the Aladdin technology solution for our Asset Management investment platform and the Avaloq solution for our Wealth Management client service operations. We actively managed our business portfolio, divesting approximately € 21 billion worth of assets under management in non-core and sub-scale business areas, while optimising others and expanding both outsourcing and near-shoring efforts. In parallel, we made significant investments in both client service and product innovation. Through targeted hires, we increased our private banker and wealth advisory teams to serve ultra-high-net-worth (UHNW) clients worldwide, and added key experienced hires to our institutional and retail coverage teams in our Global Client Group. Additionally, we enhanced our product offering across innovative and high-growth sectors, including expanding our CROCI, physical replication ETF and alternative fund offerings.

As a result, clients entrusted us with over € 40 billion net new assets, which, together with constructive financial markets performance, enabled Deutsche AWM to surpass in 2014 € 1 trillion in assets under management.

Looking ahead, Deutsche AWM intends to grow by leveraging the combined capabilities of our integrated franchise. In Wealth Management, we expect to further expand our footprint serving UHNW clients, enabling growth in wallet share and greater access for key clients to transactions and offerings across Deutsche Bank, in collaboration with CB&S. In Asset Management, we intend to continue building on strength in our domestic market Germany, while gaining share globally across institutional and retail asset management by launching differentiated new investment products while remaining committed to our open architecture platform, delivering

Deutsche Bank	Item 4: Information on the Company	39
Annual Report 2014 on Form 20-F

strong investment performance and serving clients through an integrated coverage model. We believe our close connectivity with PBC and GTB enables us to provide retail and institutional clients seamless access to solutions. Finally, across the franchise, we expect focused execution of ongoing transformation projects will further improve efficiency and increase operating margins.

Strategy in the NCOU

The NCOU was established in 2012 as our fifth corporate division and consists of two major businesses: Wholesale Assets and Operating Assets. Wholesale Assets mainly includes credit correlation trading positions, securitization assets, exposures to monoline insurers, assets reclassified under IAS 39, the Special Commodities Group and assets and liabilities from PBC including Postbank. Operating Assets contains separate operating entities from the former Corporate Investments division (all of which have been transferred into NCOU), CB&S, and Deutsche AWM. The NCOU further contains several legal contingent risks transferred from Deutsche Bank’s core business divisions.

Our strategy and mandate continue to focus on the accelerated de-risking of the portfolio and are aligned with the Bank’s overall strategic objectives. The aim is to free up capital, reduce balance sheet size as measured under CRD 4 and protect shareholder value by reducing risks from the above mentioned assets, liabilities and business activities.

Our Corporate Divisions

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions” beginning on page 9 of the Financial Report.

The Competitive Environment

Competitor Landscape

The global recovery remains fragmented as growth rates across countries remain divergent. The ECB recently announced it will begin a quantitative easing program in the eurozone as the area continues to battle weak economic growth and political uncertainty resulting from the current crisis in Ukraine. The U.S. and UK are experiencing greater growth driving increased expectations of monetary tightening in 2015, albeit with potential for delays as inflationary pressure recedes resulting from a significant decline in oil prices in the fourth quarter of 2014. China’s tightening of policy to help fight fears of an economic bubble and drive a more sustainable level of growth through transitioning to a consumption-led model is helping to avoid a hard landing. Japan continues its unprecedented monetary policy easing (“Abenomics”) in an attempt to rid itself of years of suppressed growth. Furthermore the banking sector continues to face headwinds globally from the ongoing intense regulatory environment and legal and reputational issues that continue to put pressure on returns and profitability.

Following the significant strengthening of capital ratios across the industry in 2013 and 2014 via capital raising, restructuring and retrenchment from capital intensive businesses, the focus has been concentrated on resolving legal matters, responding to the continued regulatory requirements (notably the CRD 4 leverage ratio requirements) and operational efficiency improvements. Banks are affected by the ultra-low interest rate and volatility environment that is suppressing client activity and applying pressure to profitability and returns.

Deutsche Bank’s core competitors include other universal banks, commercial banks, savings banks, public sector banks, brokers and dealers, investment banking firms, asset management firms, private banks, investment advisors, payments services providers, and insurance companies. We compete with some of our competitors globally and with some others on a regional, product, or niche basis. We compete on the basis of a

Deutsche Bank	Item 4: Information on the Company	40
Annual Report 2014 on Form 20-F

number of factors, including the quality of client relationships, transaction execution, our products and services, innovation, reputation and price.

There is an emerging group of potential future competitors in the form of start-ups and some technology firms that are showing increasing interest in banking services. The recent interest of technology companies and start-ups in some banking services (e.g., payments) has the potential to alter the competitive landscape and significant investment is ongoing across the banking industry to react and ensure it keeps pace with technological advances and customer demand.

In our home market, Germany, the retail banking market remains fragmented and our competitive environment is influenced by the three pillar system of private banks, public banks and cooperative banks. Competitive intensity has increased in recent years following some consolidation activity, particularly among public regional commercial banks (“Landesbanken”) and private banks.

Regulatory Reform

In the past year, key areas of the post-financial crisis G20 regulatory agenda – strengthening international standards to create financially resilient institutions and ensuring resolvability of all banks – have been finalized or become clearer.

Prudential standards including core Basel 3 capital, liquidity and leverage requirements have been implemented or further defined. In the EU, this has come via the Capital Requirements Regulation and the Capital Requirements Directive (“CRR/CRD 4”) that took effect on January 1, 2014. In the U.S., the Basel 3 framework took effect on January 1, 2015 for certain aspects of our U.S. operations and will be applicable to all of our U.S. operations (excluding Deutsche Bank AG New York Branch) starting on July 1, 2016.

Importantly, in 2014 we also became subject to a new prudential supervisory regime in Europe. On November 4, 2014, as part of the Single Supervisory Mechanism (“SSM”), the European Central Bank (ECB) took over our prudential supervision. In preparation for its takeover, the ECB conducted a comprehensive assessment, consisting of an asset quality review and stress tests, of us and other EU banks. We successfully met all the requirements of the comprehensive assessment. The advent of the ECB as competent authority for prudential regulation across all large EU banks should enhance consistency of standards and transparency around supervisory approach in future.

Other key post-crisis reforms, while agreed in primary legislation, are still in the early stages of their phase-in or implementation process, particularly where regulators have yet to develop detailed rules or determine their cross-border application. The impact of these laws on specific institutions cannot yet be fully known. Examples of these kinds of regulations include:

—

Legislation for OTC derivatives clearing, reporting and margin has been agreed in the EU and U.S. and some requirements already apply. While trade reporting has begun, phase-in of mandatory EU clearing obligations is not expected to begin before the second half of 2015 and relief from transaction-level requirements for swaps between non-U.S. swap dealers and non-U.S. persons has been extended until September 30, 2015. There are ongoing efforts to ensure cross-border recognition of CCPs, and while equivalence decisions have been made by the EU for some jurisdictions, the cross-border agreement between the U.S. and the EU has not yet materialized. The start and phase-in of margin requirements on non-cleared derivatives is currently expected to take place from end 2015 to end 2019. We can expect the cost of trading OTC derivatives across the market to increase as a result as well as a rise in demand for high quality collateral.

—

Updated EU rules for market structure, pre- and post-trade transparency for fixed income, currency and commodities transactions, investor protection, market abuse and sanctions through the Markets in Financial Instruments Directive (“MiFID 2”) and Regulation (“MiFIR”) and the Market Abuse Directive (“MAD 2”) and Regulation (“MAR”). MiFID 2/MiFIR will also introduce a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. Most requirements intro-

Deutsche Bank	Item 4: Information on the Company	41
Annual Report 2014 on Form 20-F

duced by MiFID 2/MiFIR and MAD 2/MAR will be applicable to us starting on January 3, 2017 or July 3, 2016, respectively. Several implementing rules are still to be finalized by the European Securities and Markets Authority (“ESMA”). Depending on the detailed rules being developed, the updated MiFID 2/MiFIR could have a substantial impact on the way we trade with clients, transparency requirements, a willingness to deploy risk capital, and the way we distribute products.

—

Structural reforms requiring either separation of certain business activities or the creation of subsidiaries on a geographic basis. The German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups requires us to separate proprietary trading and certain other activities from deposit-taking by July 1, 2016. Also, Federal Reserve Board final rules on enhanced prudential standards for the U.S. operations of foreign banking organizations require us to establish or designate a U.S. intermediate holding company by July 1, 2016 and transfer the ownership interests of substantially all of our U.S. subsidiaries to this U.S. intermediate holding company. We submitted our plan for the implementation of the Federal Reserve Board’s final rules on enhanced prudential standards by December 31, 2014, as required by the rule. Implementation plans for both structural changes mentioned above are subject to regulatory approval. We will also be impacted by Section 619 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act – referred to as the ‘Volcker Rule’ – which must be implemented by July 2015, subject to certain exceptions.

—

Recovery and resolution – the major jurisdictions where we have significant group operations have largely implemented the Financial Stability Board (“FSB”) Key Attributes for Effective Resolution Regimes, in particular the EU Bank Recovery and Resolution Directive (“BRRD”), which was implemented in Germany on January 1, 2015. The BRRD includes powers of the resolution authority to require legal and operational changes to bank structures to ensure resolvability, to transfer to another legal entity shares, assets, rights or liabilities of a bank which is failing or likely to fail, to reduce, including to reduce to zero, the nominal amount of shares, and to cancel shares. Furthermore, it may order the full or partial write-down of hybrid capital and debt instruments or their conversion into shares (commonly referred to as “bail-in”). In addition, in July 2014, the European Union published a regulation establishing a single European Resolution Mechanism (“SRM”) and a single European resolution fund for banks supervised by the ECB. However, making resolution effective requires home and host authorities to cooperate cross-border to recognize or support resolution, on which the FSB has pointed to a lack of progress.

In addition, several regulatory proposals are not yet agreed which, depending on the outcome in the final rules, may have a material impact on our activities, balance sheet and profitability:

—

Provisions of the Basel 3 framework that have yet to be implemented and the ongoing review and revision of other aspects of the Basel 3 framework, particularly with respect to calibration of the leverage ratio, liquidity coverage ratio and net stable funding ratio as well as the implementation of additional value adjustments, but also concerning capitalization for exposures to central counterparties and reviews of risk-weighted assets (including possible changes to address the variability in banks’ regulatory capital ratios and introduction of a “floor” on the IRB approaches). Notably the fundamental review of the trading book, expected to be finalized in 2015, may have a significant impact on us. Other potential capital reforms include interest rate risk in the banking book and changes to the large exposure requirements and the securitization framework.

—

FSB proposals for Total Loss-Absorbing Capacity (“TLAC”) for global systemically important banks may have an impact on our funding costs and profile, depending on the final standards and how they are implemented in national law, particularly how they would affect the BRRD minimum requirement for own funds and eligible liabilities (“MREL”).

—

Further structural changes, either as a result of the Single Resolution Board applying BRRD powers under the SRM to ensure resolvability or as a result of the proposed EU regulation on structural measures improving the resilience of EU credit institutions. This would prohibit proprietary trading and require banks with trading assets above a certain threshold to separate market making activities, derivatives and securitization from deposit taking.

—

Additional direct costs as a result of financial sector specific tax and levies, for example the EU enhanced cooperation financial transaction tax, which is still under negotiation, and contributions to the Single Reso-

Deutsche Bank	Item 4: Information on the Company	42
Annual Report 2014 on Form 20-F

lution Fund, which starts from January 1, 2016, subject to participating EU member state ratification. Legislation to increase contributions to statutory deposit guarantee schemes is also being implemented in the EU.

—

Additional regulation of specific financial market activities, such as money market funds, benchmarks and indices, and securities financing transactions. Possible future proposals on capital markets, including investment funds, financial market infrastructures, and other shadow banking proposals may also impact us.

—

Measures to further integrate the European single market for banking, including updating rules on anti-money laundering, data protection, payments and bank accounts, and retail distribution of products.

Climate change, environmental and social issues

Many governments, corporations and investors are increasing their focus on climate change, environmental and social issues by enacting legislation, changing business models, setting business operational policies and changing investment decision making. This activity has been accelerating in the lead up to the Paris climate summit in December 2015. Respected authorities continue to estimate that the total impact of these actions is insufficient to reduce the risks of climate change, increasing the risks to society and the economy from more frequent and stronger extreme weather events.

The number and strength of government, corporate and investor actions may therefore increase over time as climate change has a greater impact on society. This affects the financial services industry, in particular in connection to increasing demand for financing of projects that contribute to or mitigate climate change, as well as other environmental and societal impacts. Projects and products that contribute to climate change or have other negative environmental or social impacts, as well as their financing and other services for these projects, are being reviewed more critically by investors, customers, environmental authorities, non-governmental organizations and others. At Deutsche Bank such review is conducted based on the Environmental and Social Reputational Risk Framework. Where our own assessment of these issues so indicates, we may abstain from participating in such projects.

By contrast, projects and products that aim to mitigate climate change or other environmental pressures are increasingly seeking financing and other financial services; these offer growth opportunities for many of our businesses. Our research indicates that companies incorporating the best environmental, social and governance practices are able to raise capital at a lower cost and may be able to achieve superior risk-adjusted returns. Moreover, we note that investors, customers and others increasingly take the overall approach of companies to climate change, including the direct and indirect carbon emissions of their operations, into consideration in their decisions, even where such emissions are minimal.

We have undertaken a number of measures to reduce our carbon emissions over time, such as a comprehensive renovation of our world headquarters in Germany, to bring the energy efficiency of these buildings to the highest possible level for similar office towers. Combined with other measures, we have significantly reduced our emissions. These efforts are recognized with the highest rankings in many industry assessments. There is increasing attention by investors, some regulators and non-governmental organizations to fossil fuel asset risks from stronger, future climate change policies. As well, sustainability rating companies and some investors are asking financial institutions to measure and manage the emissions associated with our financial activities. We are working with other banks to develop relevant methodologies.

Regulation and Supervision

Overview

Our operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where we conduct business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business we conduct in a country and how we structure specific operations. In reaction

Deutsche Bank	Item 4: Information on the Company	43
Annual Report 2014 on Form 20-F

to the crisis in the financial markets, the regulatory environment has undergone and is still undergoing significant changes.

In December 2010, the Basel Committee on Banking Supervision proposed revised capital adequacy and liquidity standards that were significantly more stringent than the then-existing requirements. The set of comprehensive changes to the capital adequacy framework published by the Basel Committee, known as Basel 3, was implemented into European Union law by a legislative package referred to as “CRR/CRD 4”. The CRR/CRD 4 legislative package includes a European Union regulation (which is referred to as the Capital Requirements Regulation or “CRR”) which is directly enforceable as law in every member state of the European Union, and a European Union directive (which is referred to as the Capital Requirements Directive or “CRD 4”), which has been implemented into national (in our case German) law. CRR/CRD 4 contains, among other things, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers, tightened liquidity standards and a non-risk based leverage ratio. Most of the new rules came into effect on January 1, 2014, with capital requirements and buffers increasing from year to year.

In June 2014, the European Union published a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (which is referred to as the Bank Recovery and Resolution Directive or “BRRD”), which was implemented into German law and is applicable to us since January 1, 2015. Under the new resolution framework, broad resolution powers with respect to banks have been granted to the Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), including the power to reduce, including to zero, the nominal value of shares, or to cancel shares outright. Furthermore, the Federal Agency for Financial Market Stabilization may, in its exercise of the “bail-in” power, write down certain eligible unsecured liabilities, including to zero, or convert them into equity.

In addition, the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (the “Separation Act”) prohibits deposit-taking banks and their affiliates from engaging in certain activities unless these activities are transferred to a separate legal entity. These activities include proprietary trading that does not constitute a service for others, high-frequency trading (with the exception of market-making activities), and credit or guarantee transactions with hedge funds and comparable enterprises. Banks concerned, such as us, have until July 1, 2016 to transfer the relevant business activities. Also starting on July 1, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) may prohibit, on a case-by-case basis, deposit-taking banks and their affiliates from engaging in market-making and other activities that are comparable to the activities prohibited by law if such activities could put the solvency of the deposit-taking bank or any of its affiliates at risk.

Finally, as discussed below under “Regulation and Supervision in the United States”, in July 2013 U.S. federal bank regulators issued final rules implementing many elements of the Basel 3 framework and other U.S. capital reforms.

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

The following sections present a description of the supervision of our business by the authorities in Germany, our home market, in the contracting states to the European Economic Area, and in the U.S., which we view as the most significant for us. Beyond these regions, local country regulations generally have limited impact on our operations that are unconnected with these countries.

Deutsche Bank	Item 4: Information on the Company	44
Annual Report 2014 on Form 20-F

Regulation and Supervision in Germany – Basic Principles

We are authorized to conduct banking business and to provide financial services as set forth in the German Banking Act (Kreditwesengesetz) and the CRR. We are subject to comprehensive regulation and supervision by the European Central Bank (“ECB”), the BaFin and the Deutsche Bundesbank (“Bundesbank”), the German central bank.

Since November 4, 2014, we are directly supervised by the ECB, which is the primary supervisor of “significant” credit institutions and their banking affiliates domiciled in the eurozone as well as those domiciled in other member states of the European Union that decide to participate in the Single Supervisory Mechanism (which is referred to as “SSM”) in the future. The SSM was introduced in 2013 and is considered to be the first step towards a European Banking Union. The ECB is responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions where such changes must be notified, in each case regardless of whether an institution is significant or not. With respect to us and other “significant” credit institutions, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as those regarding compliance with regulatory requirements set forth in CRR/CRD 4 concerning own funds, large exposure limits, leverage, liquidity, securitizations, governance and risk management requirements. The ECB carries out its supervisory functions through a “Joint Supervisory Team” established for the Group. The team is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the Bundesbank.

The BaFin continues to be our supervisor for regulatory matters with respect to which we are not supervised by the ECB. These include the rules on business conduct in the securities markets and the regulation of anti-money laundering, terrorist financing and payment services, as well as certain special areas of bank regulation, such as those related to the issuance of covered bonds (Pfandbriefe) and the supervision of German home loan banks (Bausparkassen). Generally, the BaFin also continues to supervise us with respect to those requirements under the German Banking Act that are not based upon European law, although the scope of such supervision with respect to regulatory requirements in addition to those that must be implemented under European law is not entirely clear. The Bundesbank supports the BaFin and the ECB and closely cooperates with them. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The ECB, the BaFin and the Bundesbank receive comprehensive information from us in order to monitor our compliance with applicable legal requirements and to obtain information on our financial condition. Generally, supervision by the ECB (together with the BaFin and the Bundesbank) applies on an unconsolidated basis (company only) and on a consolidated basis (the company and the entities consolidated with it for German regulatory purposes). Banks forming part of a consolidated group may waive the application of capital adequacy requirements, large exposure limits and certain organizational requirements on an unconsolidated basis if certain conditions are met. Deutsche Bank AG meets these conditions and has waived application of these rules since January 1, 2007.

The ECB and the BaFin have extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

The German Banking Act and the CRR

The German Banking Act and the CRR contain the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks. In particular, the German Banking Act requires that an enterprise that engages in one or more of the activities defined in the German Banking Act as “banking business” or “financial services” in Germany must be licensed as a “credit institution” (Kreditinstitut) or “financial services institution” (Finanzdienstleistungsinstitut), as the case may be. Deutsche Bank AG is licensed as a credit institution.

Deutsche Bank	Item 4: Information on the Company	45
Annual Report 2014 on Form 20-F

Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Banking Authority (“EBA”) and adopted by the European Commission. Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the German Banking Act and other German laws.

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

The European Union has completed several legislative proposals which result in further regulation of securities trading and the trading in derivatives in particular. Notably, the European Union adopted the European Regulation on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”), which became effective on August 16, 2012. EMIR introduced requirements for standardized over-the-counter derivatives to be centrally cleared and derivative transactions to be notified to trade repositories. EMIR also includes additional capital and margin requirements for non-cleared trades. While a number of the compliance requirements introduced by EMIR have come into effect, the European Supervisory Authorities (mainly the European Securities and Markets Authority) are still in the process of finalizing certain implementing rules mandated by EMIR. Further legislative measures such as the Markets in Financial Instruments Directive (“MiFID 2”) and Regulation (“MiFIR”) and the Market Abuse Directive (“MAD 2”) and Regulation (“MAR”) provide for, among other things, greater regulation and oversight by covering additional markets and instruments, extension of pre- and post-trade transparency rules from equities to all financial instruments, stricter market abuse rules, greater restrictions on operating trading platforms, and greater sanctioning powers. MiFID 2/MiFIR will also introduce a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized, and new investor protection rules which will significantly impact the way we distribute products. Most of the requirements introduced by MiFID 2/MiFIR and MAD 2/MAR will be applicable to us starting on January 3, 2017 or July 3, 2016, respectively. In addition, the European Securities and Markets Authority (“ESMA”) has yet to finalize several related implementing regulations.

Capital Adequacy Requirements

Since January 1, 2014, the capital adequacy requirements for banks are primarily set forth in the CRR. The CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is “Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.125%, although regulators may require an earlier conversion, for example for stress-testing purposes. Common Equity Tier 1 capital and Additional Tier 1 capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to

Deutsche Bank	Item 4: Information on the Company	46
Annual Report 2014 on Form 20-F

absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. Pursuant to the CRR, hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 cease to qualify as such and will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds under the CRR. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6 % and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

The German Banking Act, as amended by the CRR/CRD 4 legislative package, also requires banks to build up a mandatory capital conservation buffer (Common Equity Tier 1 capital amounting to 2.5 % of risk-weighted assets), and authorizes the BaFin to require banks to build up an additional counter-cyclical buffer (Common Equity Tier 1 capital of generally up to another 2.5 % of risk-weighted assets) during periods of high credit growth. In addition, the BaFin may require banks to build up a systemic risk buffer (Common Equity Tier 1 capital of between 1 % and 3 % of risk-weighted assets for all exposures and – in exceptional cases – up to 5 % for domestic and third-country exposures) to prevent and mitigate long term non-cyclical systemic or macro-prudential risks not otherwise covered by CRR/CRD 4. Global systemically important banks (such as us) will be subject to an additional capital buffer of between 1 % and 3.5 % of risk-weighted assets which will be determined for the banks concerned based on a scoring system measuring their systemic importance. The systemic risk buffer and buffers for systemically important banks will generally not be cumulative; only the higher of these two buffers will apply. If a bank fails to build up the required capital buffers, it will be subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. The ECB may require us to maintain higher capital buffers than those required by the BaFin.

The Basel 3 framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report and publish their leverage ratios for a future assessment and calibration of the leverage ratio. According to a delegated act adopted by the European Commission on October 10, 2014, the way we calculate our exposure measure for the leverage ratio under a revised CRR/CRD 4 framework changes significantly. It is expected that banks will be required to fully comply with the leverage ratio starting in 2018.

Under certain circumstances, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB required us to maintain a Common Equity Tier 1 ratio of at least 10% (on a phase-in basis). Also, more generally, to prevent shortfalls in the capitalization of German banks, the German legislature enacted a statute allowing stabilization measures in the period through December 2015 that can be imposed on banks without approval of their shareholders. For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Regulatory Capital: Capital Adequacy” on pages 229 through 230 of our Financial Report.

Limitations on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. For example, the Large Exposure Regulation continues to include exemptions (in addition to those contained in the CRR) from the applicability of limits to large exposures. Under the CRR, our exposure to a customer (and any customers affiliated with it) is deemed to be a “large exposure” when the value of such exposure is equal to or exceeds 10 % of our “eligible regulatory capital”. All exposures to a single customer (and customers affiliated with it) are aggregated for these purposes. In general, no large exposure may exceed 25 % of our eligible regulatory capital. “Eligible regulatory capital” for this purpose means the sum of Tier 1 capital and Tier 2 capital which may not exceed one third of Tier 1 capital. During a transitional period, eligible regulatory capital may include Tier 2 capital up to 75 % of Tier 1 capital during 2015

Deutsche Bank	Item 4: Information on the Company	47
Annual Report 2014 on Form 20-F

and 50 % during 2016. If the customer is a credit institution or investment firm, the exposure is limited to the higher of 25 % of our eligible regulatory capital or € 150 million. Competent authorities may set a lower limit than € 150 million. On April 15, 2014, the Basel Committee published a proposal that would restrict a bank’s exposures to a single counterparty to 25 % of its Tier 1 capital (instead of 25 % of the sum of its Tier 1 and Tier 2 capital) and further limit exposures between banks designated as “global systemically important banks” such as us, to 15 % of Tier 1 capital. The proposal, if implemented, would be applicable starting on January 1, 2019.

Under certain conditions, the limits to large exposures may be exceeded by the exposures on the bank’s trading book. In this case, the bank must meet an additional own funds requirement.

Consolidated Regulation and Supervision

The provisions of the German Banking Act and the CRR on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole complies with the requirements on capital adequacy and the limitations on large exposures described above. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity, also referred to as a “superordinate undertaking”, and the subsidiaries of the superordinate undertaking which are consolidated in the group under the CRR (i.e., banks in which the superordinate bank holds more than 50 % of the voting rights). The ECB is responsible for our supervision on a consolidated basis.

Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. Supervision of financial conglomerates comprises requirements regarding own funds, risk concentration, risk management, transactions within the conglomerate and organizational matters. We are a financial conglomerate and therefore are required to report capital adequacy requirements and risk concentrations also on a conglomerate level. In addition, we are required to report significant conglomerate internal transactions as well as significant risk concentrations. Our supervision at the conglomerate level is coordinated by the ECB.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks must regularly report the composition of the liquid assets in their liquidity buffer to their competent authorities. The liquidity coverage requirement will gradually be phased in through January 1, 2018, beginning with a minimum required level of liquidity of 60 % in 2015, which will subsequently be increased to 70 % in 2016, 80 % in 2017 and 100 % in 2018. Details on the liquidity coverage requirement have been set forth by the European Commission in implementing legislation, which will come into force on October 1, 2015. The ECB will be granted the authority to supervise our compliance with the liquidity coverage requirement under the CRR.

In addition, Basel 3 contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. On October 31, 2014, the Basel Committee on Banking Supervision published a revised proposal for the NSFR pursuant to which the NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The NSFR is expected to become a minimum standard for banks by January 1, 2018. Since the proposal has not yet been implemented into binding European law, the European Commission needs to decide by December 31, 2016 whether and how to introduce the NSFR into European law.

Deutsche Bank	Item 4: Information on the Company	48
Annual Report 2014 on Form 20-F

National liquidity requirements under the German Banking Act and the German Liquidity Regulation (Liquiditätsverordnung) will continue to be applicable to us until the full introduction of the liquidity coverage requirement at the European level on January 1, 2018. The German Banking Act generally requires banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio (and estimated liquidity ratios for the next eleven months) must be reported to the ECB, the BaFin and the Bundesbank on a monthly basis. Generally, the liquidity requirements do not apply on a consolidated basis.

The ECB and the BaFin may impose on individual banks liquidity requirements which are more stringent than the general statutory requirements if such bank’s continuous liquidity would otherwise not be ensured.

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

Under German law, we are required to be audited annually by a certified public accountant (Wirtschaftsprüfer). The accountant is appointed at the shareholders’ meeting. However, the supervisory board mandates the accountant and supervises the audit. The BaFin must be informed of and may reject the accountant’s appointment. The German Banking Act requires that a bank’s auditor inform the BaFin of any facts that come to the accountant’s attention which would lead it to refuse to certify or to limit its certification of the bank’s annual financial statements or which would adversely affect the bank’s financial position. The auditor is also required to notify the BaFin in the event of a material breach by management of the articles of association or of any other applicable law. The auditor is required to prepare a detailed and comprehensive annual audit report (Prüfungsbericht) for submission to the bank’s supervisory board, the BaFin and the Bundesbank. The BaFin and the Bundesbank share their information with the ECB.

Investigative and Enforcement Powers

Investigations and Official Audits

The ECB and the BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, the ECB may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR/CRD 4. The BaFin may decide to audit our compliance with requirements with respect to which the BaFin supervises us, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering, terrorist financing and payment services, as well as certain special areas of bank regulation, such as those related to the issuance of covered bonds (Pfandbriefe) and the supervision of German home loan banks (Bausparkassen).

The ECB as well as the BaFin may require a bank to furnish information and documents in order to ensure that the bank is complying with applicable bank supervisory laws. The ECB or the BaFin may conduct investigations without having to state a reason therefor. Such investigations may also take place at a foreign entity that is part of a bank’s group for regulatory purposes. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.

The ECB and the BaFin may attend meetings of a bank’s supervisory board and shareholders meetings. They also have the authority to require that such meetings be convened.

Deutsche Bank	Item 4: Information on the Company	49
Annual Report 2014 on Form 20-F

Supervisory and Enforcement Powers

The ECB has a wide range of enforcement powers in the event it discovers any irregularities concerning requirements with respect to which it supervises us. It may, for example,

—	impose additional own funds or liquidity requirements in excess of statutory requirements;
—	restrict or limit a bank’s business;
—	require the cessation of activities to reduce risk;
—	require a bank to use net profits to strengthen its own funds;
—	restrict or prohibit distributions to shareholders and holders of Additional Tier 1 instruments;
—	remove the members of the bank’s management or supervisory board members from office; or
—	prohibit them from exercising their current managerial capacities.

To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license. Furthermore, the ECB has the power to impose severe administrative penalties in case of breaches of directly applicable EU laws, such as the CRR, or of applicable ECB regulations and decisions. Penalties imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10 % of the total annual turnover of the relevant entity in the preceding business year. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.

The BaFin also retains a wide range of enforcement powers. As discussed above, it may take action if instructed by the ECB in connection with supervisory tasks granted to the ECB. With respect to supervisory tasks not granted to the ECB, the BaFin may still take, as in the past, action upon its own initiative. In particular, if a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:

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

The BaFin may also impose administrative pecuniary penalties under the German Banking Act and other German laws. Penalties under the German Banking Act may amount to generally up to € 5 million. If the economic benefit derived from the offense is higher, the BaFin may impose penalties of up to 10 % of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Finally, violations of the German Banking Act may result in criminal penalties.

Recovery and Resolution Planning, Restructuring Powers

The BRRD, which was published by the European Union in June 2014, was implemented in Germany through the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz), which has been applicable to us since January 1, 2015. The German Recovery and Resolution Act requires us to prepare recovery and resolution plans, and grants broad resolution powers to the Federal Agency for Financial Market Stabilization as resolution authority. In particular, the Federal Agency for Financial Market Stabilization may require legal and operational changes to bank structures to ensure resolvability or may take a range of other measures including the transfer of shares, assets or liabilities of a failing bank to another legal entity, the reduction, including to zero, of the nominal value of shares or the cancellation of shares outright. Furthermore, the Federal Agency for Financial Market Stabilization may, in its exercise of the “bail-in” power, write down certain eligible unsecured liabilities, including to zero, or convert them into equity. To prevent banks from structuring their liabilities in a way that impedes the effectiveness of the bail-in or other resolution tools, the German Recovery

Deutsche Bank	Item 4: Information on the Company	50
Annual Report 2014 on Form 20-F

and Resolution Act requires banks to meet strict minimum requirements for own funds and eligible liabilities (“MREL”) which will be determined on a case-by-case basis by the competent resolution authorities.

In addition, on November 14, 2014, the Financial Stability Board (“FSB”) released a proposal that would require global systemically important banks (“G-SIBs”), such as us, to meet a new requirement for a Total Loss Absorbing Capacity (“TLAC”) starting on January 1, 2019. The FSB has proposed a predetermined “pillar 1” minimum TLAC requirement that is set within the range of 16% - 20 % of risk-weighted assets, and at a minimum twice the Basel 3 leverage ratio requirement. Moreover, the FSB has proposed an additional “pillar 2” TLAC requirement which may be determined by the competent authorities for individual firms and apply over and above the “pillar 1” TLAC minimum. The FSB intends to revise its proposal on TLAC based on a public consultation and findings from a quantitative impact study and market survey, and submit a final version to the G-20 by the G-20 summit in 2015. The ultimate impact on us will depend on how the proposals are implemented in national law.

In July 2014, the European Union published a regulation establishing a single European Resolution Mechanism (“SRM”) and a single European resolution fund for banks supervised by the ECB. The SRM regulation grants resolution powers to the European resolution authority, the “Single Resolution Board”. The Single Resolution Board will prepare resolution plans and will carry out the resolution of banks, whenever one of them fails or is likely to fail. It is intended to work in close cooperation with national resolution authorities. The bail-in and resolution powers of the Single Resolution Board will become effective as of January 1, 2016. Furthermore, the Single Resolution Board is charged with administering the single resolution fund. The single resolution fund is financed by bank levies raised at national level to a target level of 1 % of insured deposits of all banks in participating member states of the European Union after a build-up of eight years.

In addition, under the German Credit Institution Reorganization Act (Gesetz zur Reorganisation von Kreditinstituten), a bank may submit a stabilization plan to the BaFin if, based upon the circumstances, it is likely that the bank will not be able to continuously fulfill the applicable statutory capital or liquidity requirements. A stabilization plan may in particular provide for the taking up of new loans or other financing that will have priority over the claims of existing creditors if insolvency proceedings are opened within three years following the commencement of the stabilization proceedings. The aggregate amount of such loans may not exceed 10 % of the bank’s own funds. If the BaFin (which would consult with the ECB) considers the stabilization plan to be sustainable, it applies to the court for the opening of a stabilization proceeding. If the statutory requirements are met, the court appoints a stabilization advisor who oversees the implementation of the stabilization plan and has the authority to issue orders to the management of the bank.

Also under the German Credit Institution Reorganization Act, if a bank considers a stabilization proceeding to be futile, it may initiate reorganization proceedings, provided that the requirements for resolution under the German Recovery and Resolution Act are met. The bank must then submit a reorganization plan to the BaFin. This reorganization plan may in particular provide for debt-to-equity swaps, contributions in kind, capital increases and reductions, an exclusion of subscription rights and the spin-off of parts of the bank. Upon application by the BaFin, the court must order the opening of reorganization proceedings if the statutory requirements are met. If reorganization proceedings are opened, each class of creditors and the shareholders resolve independently on the adoption of the reorganization plan. Under certain conditions, the reorganization plan may also be implemented without the approval of a class of creditors or the shareholders (i.e., it can be forced upon dissenting creditors or shareholders).

The BaFin may file an application for the initiation of insolvency proceedings against a bank.

Separation of Proprietary Trading Activities by Universal Banks

The German Separation Act provides that deposit-taking banks and their affiliates are prohibited from engaging in proprietary trading that does not constitute a service for others, high-frequency trading (with the exception of market-making activities), and credit or guarantee transactions with hedge funds and comparable enterprises, unless such activities are transferred to a separate legal entity. The separation requirement applies if certain

Deutsche Bank	Item 4: Information on the Company	51
Annual Report 2014 on Form 20-F

thresholds are exceeded, which we exceed. In addition, the German Separation Act authorizes the BaFin to prohibit the deposit-taking bank and its affiliates, on a case-by-case basis, from engaging in market-making and other activities that are comparable to the activities prohibited by law, if these activities may put the solvency of the deposit-taking bank or any of its affiliates at risk. In the event that the BaFin orders such a prohibition, the respective activities must be discontinued or transferred to a separate legal entity. The separate legal entity may be established in the form of an investment firm or a bank and may be part of the same group as the deposit-taking bank. However, it must be economically and organizationally independent from the deposit-taking bank and its (other) affiliates, and it has to comply with enhanced risk management requirements. The prohibition for deposit-taking banks and their affiliates to conduct activities associated with increased risks will become effective starting July 1, 2015, with a further transitional period of twelve months to accomplish the separation requirement. Thus, we have until July 2016 to transfer those activities specified in the German Separation Act to a separate legal entity. Starting on July 1, 2016, the BaFin will also have the power to prohibit certain market-making and other activities on a case-by-case basis.

On January 29, 2014, the European Commission published a proposal for a regulation on structural measures improving the resilience of EU credit institutions (referred to as “Proposed Regulation”), which if enacted, will impose measures similar to the Separation Act. The Proposed Regulation would apply to large banks which are either identified as global systemically important institutions (such as us), or whose total assets and trading activities exceed certain thresholds (which we exceed). If the Proposed Regulation were enacted as drafted, it would ban proprietary trading in financial instruments and commodities. For this purpose, proprietary trading is defined as (subject to certain exemptions) trading on own account for the sole purpose of making profit for the bank through dedicated trading structures. Furthermore, the Proposed Regulation would grant supervisors the power, and, in certain instances, impose on them an obligation, to require the transfer of certain trading and other activities (such as market making, derivatives and securitization operations) to separate legal trading entities within the group. In this case, the group would be required to be structured in a manner that results in the creation of two distinct sub-groups. Only one such subgroup would be permitted to conduct the business of taking insured deposits (referred to as a “Core Bank”). Both sub-groups would be required to comply separately with the own funds and capital requirements, the large exposure limits and certain other obligations set forth in CRR/CRD 4. Moreover, the Core Bank sub-group would not be permitted to hold any capital instruments or voting rights in the other sub-group. According to the Proposed Regulation, the prohibition on proprietary trading would become effective 18 months after the publication of the final regulation. The provisions on separation of trading activities from Core Banks would become effective 36 months after such publication. The Proposed Regulation is currently being discussed at the European level and might overrule certain requirements set out in the Separation Act at the national level. On December 22, 2014, the Economic and Monetary Affairs Committee (“ECON”) of the European Parliament published significant changes to the Proposed Regulation.

Remuneration Rules

Under the German Banking Act and the German Credit Institution Remuneration Regulation (Institutsvergütungsverordnung), we are subject to certain restrictions on the remuneration we pay statutorily designated “risk takers” and other affected employees. The remuneration rules have been revised on the basis of the CRR/CRD 4 framework, and since January 1, 2014, they impose a cap on bonuses. Pursuant to this cap, the variable remuneration for risk takers and other affected employees generally must not exceed that employee’s fixed remuneration. The variable remuneration may be increased to twice the risk taker’s and other affected employee’s compensation if expressly approved by the shareholders’ meeting with the required majority. In addition, between 40 % and 60 % of the variable remuneration must be deferred. The deferral period must be at least three to five years. Also, depending on the responsibilities, activities and position of an employee, at least 50 % of the variable remuneration must be paid in the form of shares or instruments linked to shares. Finally, we are required to comply with certain disclosure requirements relating to the remuneration we pay to, and our remuneration principles in respect of, our risk takers and other affected employees.

Deutsche Bank	Item 4: Information on the Company	52
Annual Report 2014 on Form 20-F

Deposit Protection in Germany

The Deposit Protection Act

Until July 2, 2015, the Law on Deposit Protection and Investor Compensation (Einlagensicherungs- und Anlegerentschädigungsgesetz, “Deposit Protection and Investor Compensation Act”) provides for a mandatory deposit protection and investor compensation system in Germany. It requires that each German bank participate in one of the licensed government-controlled deposit protection and investor compensation schemes (Entschädigungseinrichtungen). Entschädigungseinrichtung deutscher Banken GmbH acts as the deposit and investor protection scheme for private sector banks such as us, collects and administers the contributions of the member banks, and settles any compensation claims of depositors and investors in accordance with the German Deposit Protection and Investor Compensation Act.

Under the German Deposit Protection and Investor Compensation Act, the deposit protection and investor compensation schemes are liable for obligations resulting from deposits or securities transactions, as the case may be, that are denominated in euro or the currency of any EU member state. They are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Claims of certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not protected. The maximum liability of a deposit protection and investor compensation scheme to any one creditor is limited to an amount of € 100,000 of the deposits, and to 90 % of any one creditor’s aggregate claims arising from securities transactions up to an amount of € 20,000, as the case may be.

The deposit protection and investor compensation schemes are financed by annual contributions of their participating banks. They may also levy special contributions if required to settle compensation claims. There is no absolute limit on such special contributions.

In June 2014, the European Union published a recast of the directive on deposit guarantee schemes (“Recast Deposit Guarantee Schemes Directive”). In January 2015, the German Government published a draft bill to implement the Recast Deposit Guarantee Directive. If the draft bill is enacted as proposed, statutory deposit protection and investor compensation schemes will, starting on July 3, 2015, be governed by the new German Deposit Protection Act (Einlagensicherungsgesetz) and the amended former German Deposit Protection and Investor Compensation Act, now called Investor Compensation Act (Anlegerentschädigungsgesetz).

According to the draft bill, statutory deposit protection will be expanded to also cover deposits of large corporations and deposits denominated in currencies of non-EU member states. In addition, deposits made in connection with particular life events (such as the sale of private residential properties, marriage or severance payments) will be protected up to an amount € 500,000 for a period of six months after the amount has been deposited or become transferable. Furthermore, the period within which the protection scheme must make the compensation payment will be reduced from twenty days to seven days starting on June 1, 2016.

Under the proposed new German Deposit Protection Act, deposit protection schemes must have “available financial means” proportionate to their potential liabilities and reach a target level of such means of 0.8 % of the total covered deposits of their participating banks by July 3, 2024. The “financial means” must be contributed by the banks participating in the deposit protection scheme. The amount of contributions of each bank will be based upon the amount of its covered deposits and the degree of risk the bank is exposed to. The implementation of the Recast Deposit Guarantee Schemes Directive will substantially increase the costs for deposit protection schemes. Accordingly, we expect that our contributions to these schemes will also increase.

Statutory deposit protection schemes will be required to contribute to bank resolution costs where resolution tools are used. The contribution made by the deposit protection scheme is limited to the compensation it would have to pay if the affected bank had become subject to insolvency proceedings. Furthermore, statutory deposit protection schemes under certain circumstances may provide funding to its participating banks to avoid their failure.

Deutsche Bank	Item 4: Information on the Company	53
Annual Report 2014 on Form 20-F

The implementation of the Recast Deposit Guarantee Schemes Directive will not affect the rules on investor compensation schemes as currently contained in the German Deposit Protection and Investor Compensation Act.

Voluntary Deposit Protection System

Liabilities to creditors that are not covered under the German Deposit Protection and Investor Compensation Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e. V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 20 % of the bank’s own funds (Eigenmittel) as further specified in the Deposit Protection Fund’s by-laws. This limit will be reduced to 15 % from January 1, 2020 onwards and to 8.75 % from January 1, 2025 onwards. Liabilities to other banks and other specified institutions, obligations of banks represented by instruments in bearer form and covered bonds in registered form (Namenspfandbriefe) are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.

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

Further Regulation and Supervision in the European Economic Area

Since 1989 the European Union has enacted a number of regulations and directives to create a single European Union-wide market with almost no internal barriers on banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway. Within this market our branches generally operate under the so-called “European Passport”. Under the European Passport, our branches are subject to regulation and supervision primarily by the ECB and the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. They also retain responsibility with regard to the provision of securities services within the territory of the host country.

On November 24, 2010, the European Union enacted regulations to further integrate the existing national supervisory authorities into a European System of Financial Supervision. A European Systemic Risk Board (“ESRB”) was established and the independent advisory committees to the European Commission for banks, insurance companies and securities markets which had existed since 2004 were transformed into new European authorities: the EBA, the European Insurance and Occupational Pensions Authority (“EIOPA”) and the ESMA.

The ESRB is responsible for the macro-prudential oversight of the financial system within the EU. It will in particular collect and analyze all relevant information, identify systemic risks and issue warnings and recommendations for remedial action as appropriate. The secretariat of the ESRB is provided by the European Central Bank. The tasks of EBA and the other new authorities are to further integrate and harmonize the work of the relevant national supervisory authorities and to ensure a consistent application of EU law. To that effect they shall in particular develop technical standards for supervision, and help develop regulatory standards, which will become effective if the European Commission endorses them. They shall also issue guidelines and recommendations for supervisory practices and coordinate the work of competent supervisory authorities in emergency situations where the orderly functioning or integrity of the financial markets or the stability of the financial system in the EU is jeopardized. In such case, the EBA and the other new authorities may give instructions to competent supervisory authorities and, in certain circumstances, directly to banks and other financial institutions, to take remedial measures.

Deutsche Bank	Item 4: Information on the Company	54
Annual Report 2014 on Form 20-F

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

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation. While rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation of the Dodd-Frank Act will require further detailed rulemaking over several years by different U.S. regulators, including the Department of the Treasury, the Federal Reserve Board, the Securities and Exchange Commission (“SEC”), the Federal Deposit Insurance Corporation (“FDIC”), the Commodity Futures Trading Commission (“CFTC”) and the Financial Stability Oversight Council (“Council”), and uncertainty remains about the final details, timing and impact of many of the rules.

The Dodd-Frank Act provisions known as the “Volcker Rule” limit the ability of banking entities and their affiliates to engage as principal in certain types of proprietary trading unrelated to serving clients and to sponsor or invest in private equity or hedge funds or similar funds (“covered funds”), subject to certain exclusions and exemptions. In the case of non-U.S. banking entities such as Deutsche Bank AG, these exemptions include certain activity conducted outside the U.S. and meeting certain criteria. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. On December 10, 2013, U.S. regulators released the final version of the regulations implementing the statute. Also on that date, the Federal Reserve Board extended the end of the conformance period for the Volcker Rule until July 21, 2015 (with the possibility of two one-year extensions under certain circumstances), by which time financial institutions subject to the rule, such as us, must bring their activities and investments into compliance and implement a specific compliance program. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. The extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds made or entered into after December 31, 2013. During the applicable conformance periods, we will continue our efforts to bring our activities and investments into compliance with the rule and to implement appropriate compliance programs.

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

Under the FBO Rules, a large FBO with U.S.$ 50 billion or more in U.S. non-branch assets, such as us, will be required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold substantially all of the FBO’s ownership interests in U.S. subsidiaries by July 1, 2016. Beginning on that date, our IHC will be subject, on a consolidated basis, to the risk-based capital requirements under

Deutsche Bank	Item 4: Information on the Company	55
Annual Report 2014 on Form 20-F

the U.S. Basel 3 capital framework, capital planning and stress testing requirements (on a phased-in basis), U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of a similar size. The Federal Reserve Board will have the authority to examine the IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC will take effect beginning in January 2018. An FBO’s U.S. branches and agencies will not be held beneath an IHC; however, the U.S. branches and agencies of the FBO (and in certain cases, the entire U.S. operations of the FBO) will be subject to certain liquidity requirements, as well as other specific enhanced prudential standards, such as risk management and asset maintenance requirements under certain circumstances. Additionally, the FBO Rules will place requirements on the FBO itself related to the adequacy and reporting of the FBO’s home country capital and stress testing regime. The Federal Reserve Board did not finalize (but continues to consider) requirements relating to single counterparty credit limits and an “early remediation” framework under which the Federal Reserve Board would implement prescribed restrictions and penalties against the FBO and its U.S. operations and certain of its officers and directors, if the FBO and/or its U.S. operations do not meet certain requirements, and would authorize the termination of U.S. operations under certain circumstances.

Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve Board and the FDIC require each bank holding company with assets of U.S.$ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I US Resolution Plan”). For foreign-based covered companies such as Deutsche Bank AG, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, DBTCA, one of our insured depository institutions (“IDIs”) in the United States, was subject for the first time to the FDIC’s final rule requiring IDIs with total assets of U.S.$ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure (the “IDI Plan”) under the Federal Deposit Insurance Act (the “IDI Rule”). DBTCA exceeded the IDI Rule’s threshold of U.S.$ 50 billion in average total consolidated assets during 2013 and Deutsche Bank AG expanded its 2014 Title I US Resolution Plan to also be responsive to the IDI Rule requirements (the Title I US Resolution Plan together with the IDI Plan, the “US Resolution Plan”).

The core elements of the US Resolution Plan are Material Entities (“MEs”), Core Business Lines (“CBLs”) Critical Operations (“COs”) and, for purposes of the IDI Plan, Critical Services. The US Resolution Plan lays out the resolution strategy for each ME, defined as those entities significant to the activities of a CO or CBL and demonstrates how each ME, CBL and CO, as applicable, can be resolved in a rapid and orderly manner and without systemic impact on U.S. financial stability. The US Resolution Plan also discusses the strategy for continuing Critical Services in resolution. Key factors addressed in the US Resolution Plan include how to ensure:

—	Continued access to services from other U.S. and non-U.S. legal entities as well as from third parties such as payment servicers, exchanges and key vendors;
—	Availability of funding from both external and internal sources;
—	Retention of key employees during resolution; and
—	Efficient and coordinated close-out of cross-border contracts.

The US Resolution Plan is drafted in coordination with the U.S. businesses and infrastructure groups so that it accurately reflects the business, critical infrastructure and key interconnections.

Our existing U.S. bank holding company subsidiary, Deutsche Bank Trust Corporation, is subject to various U.S. prudential requirements and will become subject to others prior to our establishing the IHC. As of January 1, 2015, Deutsche Bank Trust Corporation is subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. Deutsche Bank Trust Corporation also became subject to capital planning and stress testing requirements on June 30, 2014. Deutsche Bank Trust Corporation will remain subject to the capital planning and stress-testing

Deutsche Bank	Item 4: Information on the Company	56
Annual Report 2014 on Form 20-F

requirements and certain enhanced prudential standards until corresponding requirements applicable to the IHC become effective.

On September 3, 2014, the Federal Reserve Board and other U.S. regulators approved a final rule implementing both a full and modified quantitative liquidity coverage ratio (“LCR”) requirement for certain U.S. banking holding companies and depositary institutions that is generally consistent with the Basel Committee’s revised Basel 3 liquidity rules, but is more stringent in several respects. A banking organization’s full LCR is the ratio of its high quality liquid assets divided by its total net cash outflows over the next 30 days under stressed conditions, including a maturity mismatch add-on for timing differences between cash inflows and outflows. Deutsche Bank Trust Corporation will be subject to the modified LCR, under which its total net cash outflows exclude the maturity mismatch add-on and are multiplied by a factor of 70%. Under the implementation schedule for the modified LCR, Deutsche Bank Trust Corporation will be required maintain as of each month end a modified LCR of 90 % beginning in January 2016 and 100 % beginning in January 2017. Currently, the LCR requirement does not apply to foreign banking organizations or their to-be-formed IHCs. However, the Federal Reserve Board has reaffirmed its plans to issue an additional rulemaking to apply an LCR requirement to the U.S. operations of some or all foreign banking organizations with $50 billion or more in combined U.S. assets, such as us.

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

The Dodd-Frank Act also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies, and imposes new requirements with respect to securitization activities. In October 2014, federal regulatory agencies issued final rules to implement the credit risk retention requirements of Section 941 of the Dodd-Frank Act, which generally require securitizers of different types of asset-backed securitizations, including transactions backed by residential mortgages, commercial mortgages, and commercial, credit card and auto loans, to retain at least five percent of the credit risk of the assets being securitized, with an exemption for securitizations that are wholly composed of “qualified residential mortgages.” The regulations took effect on February 23, 2015. Compliance is required with respect to new securitization transactions backed by residential mortgages beginning December 24, 2015 and with respect to new securitization transactions backed by other types of assets beginning December 24, 2016. We continue to evaluate the final rules and assess their impact on our securitization activities.

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

Deutsche Bank	Item 4: Information on the Company	57
Annual Report 2014 on Form 20-F

Implementation of the Dodd-Frank Act and related final regulations will result in additional costs and could limit or restrict the way we conduct our business. Although uncertainty remains about many of the details, impact and timing of these reforms, we expect that there will be significant costs and may be significant limitations on our businesses resulting from these regulatory initiatives, including the regulations to implement the Volcker Rule limitations and compliance requirements.

Regulatory Authorities

We and Deutsche Bank Trust Corporation, our wholly owned subsidiary, are bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of, among other things, our ownership of DBTCA. As bank holding companies, we and Deutsche Bank Trust Corporation have elected to become financial holding companies. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor”.

DBTCA is a New York state-chartered bank whose deposits are insured by the FDIC to the extent permitted by law. DBTCA is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services and to relevant FDIC regulation. In addition, DBTCA is also subject to regulation by the Consumer Financial Protection Bureau in relation to its retail products and services offered to its customers. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Deutsche Bank’s New York branch is supervised by the Federal Reserve Board and the New York State Department of Financial Services. Deutsche Bank’s federally chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of Deutsche Bank’s subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which they conduct banking operations.

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

In addition to the business of banking, and managing or controlling banks, so long as we are a financial holding company under U.S. law, we may also engage in nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases. As a non-U.S. bank, we are generally authorized under U.S. law and regulations to acquire a non-U.S. company engaged in nonfinancial activities as long as the company’s U.S. operations do not exceed certain thresholds and certain other conditions are met. On January 14, 2014, the Federal Reserve Board sought comment on the appropriateness of further restrictions on the physical commodity and merchant banking activities conducted by financial holding companies under several provisions of the Bank Holding Company Act in order to address various prudential considerations, including the potential risks of such activities to the safety and soundness of financial holding companies and financial stability more broadly.

Our status as a financial holding company, and our resulting ability to engage in a broader range of nonbanking activities are dependent on Deutsche Bank AG, Deutsche Bank Trust Corporation and our two insured U.S. depository institutions being “well capitalized” and “well managed” (as defined by U.S. federal banking regula-

Deutsche Bank	Item 4: Information on the Company	58
Annual Report 2014 on Form 20-F

tions) and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. The Federal Reserve Board’s and other U.S. regulators’ “well capitalized” standards are generally based on specified quantitative thresholds set at levels above the minimum requirements to be considered “adequately capitalized.” For our two insured depository institution subsidiaries, Deutsche Bank Trust Company Americas and Deutsche Bank Trust Company Delaware, the well-capitalized thresholds under the U.S. Basel 3 framework are a Common Equity Tier 1 capital ratio of 6.5%, a Tier 1 capital ratio of 8%, a Total capital ratio of 10%, and a U.S. leverage ratio of 5%. For bank holding companies, including Deutsche Bank AG and Deutsche Bank Trust Corporation, the well-capitalized thresholds are a Tier 1 capital ratio of 6 % and a Total capital ratio of 10%, both of which are calculated for Deutsche Bank AG under its home country standards.

State-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, with certain exceptions that require prior regulatory approval, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts. In addition, DBTCA and Deutsche Bank Trust Company Delaware are subject to their respective state banking laws pertaining to legal lending limits and permissible investments and activities. Likewise, the United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Deutsche Bank AG in the case of the New York branch).

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

Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, certain structured finance derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) are restricted, which may necessitate a restructuring of how we conduct certain of our derivatives activities. We and other U.S. banking organizations and FBOs must comply with the “push-out” provisions by July 2015, unless an extension period is granted.

In addition, the regulations which the Council, or the Consumer Financial Protection Bureau established under the Dodd-Frank Act, may adopt could affect the nature of the consumer activities which a bank (including our FDIC-insured bank subsidiaries and our New York branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Deutsche Bank	Item 4: Information on the Company	59
Annual Report 2014 on Form 20-F

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

New York Branch

Our New York branch is licensed by the New York Superintendent of Financial Services to conduct a commercial banking business and is required to maintain eligible high-quality assets with banks in the State of New York (up to a maximum of U.S.$ 100 million of assets pledged so long as the New York branch remains “well-rated” by the New York State Superintendent of Financial Services). Should our New York branch cease to be “well-rated”, we may need to maintain substantial additional amounts of eligible assets. The Superintendent of Financial Services may also establish asset maintenance requirements for branches of foreign banks. In addition, the Federal Reserve Board is authorized to establish asset maintenance requirements for our New York branch under certain conditions, pursuant to the FBO Rules. Currently, no such requirements have been imposed upon our New York branch.

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

Deutsche Bank Trust Company Americas

The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as “FDICIA”) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes “undercapitalized”, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized,” the highest capital category under applicable regulations.

Deutsche Bank	Item 4: Information on the Company	60
Annual Report 2014 on Form 20-F

DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). The Dodd-Frank Act changed the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions. Additionally, in January 2015, the FDIC published guidance on brokered deposits. This guidance may result in DBTCA having to classify more of its deposits as brokered deposits, which could result in a higher assessment charge for DBTCA.

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

Under the Dodd-Frank Act, with certain exceptions, our entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or CFTC, or both. We were required to provisionally register, subject to certain restrictions, at least one subsidiary as a swap dealer and provisionally registered Deutsche Bank AG and DB Energy Trading LLC effective on December 31, 2012. At a future date, we will be required to register one or more subsidiaries as security-based swap dealers with the SEC and may be required to register additional subsidiaries as swap dealers with the CFTC and certain subsidiaries as CFTC-regulated major swap participants and/or SEC-regulated major security-based swap participants. Registration, including provisional registration, as swap dealers, security-based swap dealers, major swap participants or major security-based swap participants subjects us to requirements as to capital, margin, business conduct, and recordkeeping, among other requirements.

Organizational Structure

We operate our business along the structure of our five corporate divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly, as of December 31, 2014. We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors.

Deutsche Bank	Item 4: Information on the Company	61
Annual Report 2014 on Form 20-F

We own 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which we own shares representing approximately 94.1 % of the equity and voting rights. Further detail is included in Note 3 “Acquisitions and Dispositions” to the consolidated financial statements. These subsidiaries prepare financial statements as of December 31, 2014 and are included in our consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiary	Place of Incorporation
DB USA Corporation [1]	Delaware, United States
Deutsche Bank Americas Holding Corporation [2]	Delaware, United States
German American Capital Corporation [3]	Delaware, United States
DB U.S. Financial Markets Holding Corporation [4]	Delaware, United States
Deutsche Bank Securities Inc. [5]	Delaware, United States
DB Structured Products, Inc. [6]	Delaware, United States

Deutsche Bank Trust Corporation [7]	New York, United States
Deutsche Bank Trust Company Americas [8]	New York, United States

Deutsche Bank Luxembourg S.A. [9]	Luxembourg

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft [10]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH [11]	Frankfurt am Main, Germany
Deutsche Postbank AG 12	Bonn, Germany
DWS Holding & Service GmbH [13]	Frankfurt am Main, Germany

[1]	DB USA Corporation is one of two top-level holding companies for our subsidiaries in the United States.
[2]	Deutsche Bank Americas Holding Corporation is a second tier holding company for subsidiaries in the United States.
[3]

German American Capital Corporation is engaged in purchasing and holding loans from financial institutions, trading and securitization of mortgage whole loans and mortgage securities, and providing collateralized financing to counterparties.

[4]	DB U.S. Financial Markets Holding Corporation is a second tier holding company for subsidiaries in the United States.
[5]

Deutsche Bank Securities Inc. is a U.S. company registered as a broker dealer and investment advisor with the Securities and Exchange Commission and as a futures commission merchant with the Commodities Futures Trading Commission.

[6]	DB Structured Products, Inc. is a U.S. subsidiary that has ceased engaging in new business and has surrendered the licenses it holds in respect of mortgage-related activities.
[7]	Deutsche Bank Trust Corporation is a bank holding company under Federal Reserve Board regulations.
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

[10]	The company serves private individuals, affluent clients as well as small and medium sized corporate clients with banking products.
[11]	The company holds the majority stake in Deutsche Postbank AG.
[12]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.
[13]

The business activities of this company comprise acquisition, management, coordination and sale of investments in especially investment companies both nationally and internationally for its own account as well as rendering services for general and administrative functions for the investments and other comparable companies.

Property and Equipment

As of December 31, 2014, we operated in 71 countries out of 2,814 branches around the world, of which 66 % were in Germany. We lease a majority of our offices and branches under long-term agreements.

We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses. Please see Note 23 “Property and Equipment” to the consolidated financial statements for further information.

Information Required by Industry Guide 3

Please see pages S-1 through S-14 of the Supplemental Financial Information, which pages are incorporated by reference herein, for information required by SEC Industry Guide 3.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	62
Annual Report 2014 on Form 20-F

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

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates” to the consolidated financial statements for a discussion on our significant accounting policies and critical accounting estimates.

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
Annual Report 2014 on Form 20-F

Operating Results

You should read the following discussion and analysis in conjunction with our consolidated financial statements.

Executive Summary

Please see “Management Report: Operating and Financial Review: Executive Summary” on pages 4 through 7 of the Financial Report.

Trends and Uncertainties

For insight into the trends impacting our performance please see the “Management Report: Operating and Financial Review” section of the Financial Report. Key risks and uncertainties for the Bank are discussed in “Item 3: Key Information – Risk Factors”.

The Bank’s future performance and the implementation of our strategic goals could be influenced by a number of uncertainties. Challenges may arise from sustained market volatility, increasing competitive pressures, weakness of global, regional and national economic conditions and political instability in key markets.

In addition, regulatory requirements and supervisory changes continue to evolve. Regulatory changes have and may continue to increase our costs, restrict our operations, or require structural change, which could put pressure on our capital position. In addition, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties.

While we seek to achieve efficiencies in our operations, the results of our OpEx Program and the realization of planned savings are dependent on the successful and timely execution of the measures we have identified. There are risks that OpEx benefits may not be fully realized or that they may impact our competitive position.

More specifically for CB&S, operations may continue to be challenged by factors including exposure of global macroeconomic growth to event risks, the potential impact of changes in US and European monetary policy, ongoing regulatory developments and the effects of further balance sheet de-leveraging, litigation charges and expenditures required to comply with regulation.

PBC may continue to face uncertainties in its operating environment. As a result of the ongoing expansionary monetary policy in the eurozone, we do not expect to experience any relief from the low interest rate environment in the near term. Additional revisions in regulatory requirements may further affect overall revenue generation capacity.

For GTB, uncertainties arise from highly competitive markets and the continued low interest rate environment. Additionally GTB’s performance in future periods may also continue to be impacted by increasing cost related to more expansive and rigorous regulatory requirements.

Macroeconomic developments, such as further European sovereign debt issues, emerging market volatility and the changing regulatory environment could negatively impact the future performance of Deutsche AWM.

For NCOU, changes in the economic environment and market conditions could create uncertainty in the timeline for our de-risking strategy. A slowing in the de-risking strategy can create a heightened sensitivity to volatility in risk weighted asset calculations thereby impacting overall capital delivery in the near term. Further to the uncertainty which arises from the NCOU de-risking strategy, we expect the litigation environment to continue to be challenging.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	64
Annual Report 2014 on Form 20-F

Performance in Consolidation & Adjustments is primarily impacted by timing differences from different accounting methods used for management reporting and IFRS, plus one-off unallocated items. We still expect volatility from these items in our future results. In 2015, the Group will change its methodology to allocate to the divisions average active equity and certain revenue and cost items currently reported under Consolidation & Adjustments. This will result in the divisions attracting higher average active equity allocation compared to the prior approach and also additional charges, including bank levies, previously recorded in Consolidation & Adjustments.

Our effective tax rate was mainly impacted by non-tax deductible litigation charges and income taxes of prior periods which were partially offset by changes in the recognition and measurement of deferred taxes. The effective tax rate in future periods could continue to be influenced by the potential occurrence of specific factors.

Results of Operations

Please see “Management Report: Operating and Financial Review: Results of Operations” on pages 16 to 39 of the Financial Report and our discussion of Non-GAAP financial measures in the Supplementary Financial Information on pages S-14 to S-18.

Financial Position

Please see “Management Report: Operating and Financial Review: Financial Position” on pages 40 to 43 of the Financial Report.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see “Management Report: Risk Report: Liquidity Risk” beginning on page 211 of the Financial Report.

For a detailed discussion of our capital management, see “Management Report: Risk Report: Capital Management” on beginning on page 226 of the Financial Report.

Post-Employment Benefit Plans

Please see “Management Report: Employees: Post-Employment Benefit Plans” on page 300 of the Financial Report.

Exposure to Monoline Insurers

Please see “Management Report: Operating and Financial Review: Exposure to Monoline Insurers” on pages 43 to 44 of the Financial Report.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	65
Annual Report 2014 on Form 20-F

Off-Balance Sheet Arrangements

For information on the nature, purpose and extent of our off-balance sheet arrangements, please see Note 40 “Structured Entities” to the consolidated financial statements. For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to “Management Report: Risk Report: Asset Quality: Allowance for Credit Losses” on pages 121 to 122 of the Financial Report and Note 20 “Allowance for Credit Losses” to the consolidated financial statements. For information on irrevocable lending commitments and contingent liabilities with respect to third parties, please see Note 30 “Credit related Commitments and Contingent Liabilities” to the consolidated financial statements.

Tabular Disclosure of Contractual Obligations

Please see “Management Report: Operating and Financial Review: Tabular Disclosure of Contractual Obligations” on page 46 of the Financial Report.

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

German law does not require the members of the Management Board to own any of our shares to be qualified. Minimum shareholding policies, however, have been implemented in 2013/2014. In addition, German law has no requirement that members of the Management Board retire under an age limit. However, age limits for members of the Management Board are defined contractually and exist for the members of the Supervisory Board according to the Terms of Reference for our Supervisory Board.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	66
Annual Report 2014 on Form 20-F

—	acquisitions and disposals (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1 % of our regulatory banking capital (haftendes Eigenkapital);
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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	67
Annual Report 2014 on Form 20-F

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

For additional information on our Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 496 to 500 of the Financial Report.

Standing Committees

For information on the standing committees of our Supervisory Board, please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Standing Committees” on pages 500 to 503 of the Financial Report.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	68
Annual Report 2014 on Form 20-F

Other responsibilities of the Management Board are:

—	appointing key personnel;
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

For additional information on our Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 492 to 495 of the Financial Report.

Board Practices of the Management Board

The terms of reference for the Management Board are in accordance with the Supervisory Board resolution of October 29, 2014. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating committees of our corporate divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.

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

Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of the Stock Corporation Act. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 29, 2014, which is available on our Internet website at www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.

For information on the Management Board’s terms of office, please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 492 to 495 of the Financial Report. For details of the Management Board’s service contracts providing benefits upon termination, please see “Compensation Report: Pension and Transitional Benefits” and “Compensation Report: Other Benefits upon Premature Termination” on pages 289 to 290 of the Management Report.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	69
Annual Report 2014 on Form 20-F

Group Executive Committee

Please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Group Executive Committee” on page 495 of the Financial Report.

Compensation

For information on the compensation of the members of our Supervisory Board, see “Management Report: Compensation Report: Compensation System for Supervisory Board Members” on pages 292 to 295 of the Financial Report.

For information on the compensation of the members of our Management Board, see “Management Report: Compensation Report: Management Board Report and Disclosure” on pages 275 to 283 of the Financial Report and “Management Report: Compensation Report: Management Board Compensation” on pages 283 to 288 of the Financial Report. Additional information on our compensation approach and practices, some of which applies to compensation of the Management Board, is provided in “Management Report: Compensation Report” on pages 257 to 295.

Employees

For information on our employees, see “Management Report: Employees” on pages 298 to 302 of the Financial Report.

Share Ownership

For the share ownership of the Management Board, see “Management Report: Compensation Report: Management Board Share Ownership” on pages 291 to 292 of the Financial Report.

For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement/Corporate Governance Report: Reporting and Transparency: Directors’ Share Ownership” on pages 503 to 504 of the Financial Report.

For a description of our employee share programs, please see Note 35 “Employee Benefits” to the consolidated financial statements.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2014, our issued share capital amounted to € 3,530,939,215 divided into 1,379,273,131 no par value ordinary registered shares.

On December 31, 2014, we had 599,320 registered shareholders. The majority of our shareholders are retail investors in Germany. On that date, 176,629,640 of our shares were registered in the names of 806 shareholders resident in the United States, representing 12.81 % of our share capital.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within four trading days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	70
Annual Report 2014 on Form 20-F

Paramount Services Holdings Ltd., British Virgin Islands, an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani, has notified us that as of June 25, 2014 it held 5.83 % of our shares. We have received no further notification by Paramount Services Holdings Ltd., British Virgin Islands, since that date.

BlackRock, Inc., New York, has notified us that as of September 25, 2014 it held 6.62 % of our shares. We have received no further notification by BlackRock, Inc., New York, since that date.

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

Related Party Transactions

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to Note 38 “Related Party Transactions” to the consolidated financial statements.

We conduct our business with these companies on terms equivalent to those that would prevail if we did not have equity holdings in them or management members in common, and we have conducted business with these companies on that basis in 2014 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2014, there have been and currently are loans, guarantees and commitments, which totaled € 806 million (including loans amounting to € 318 million) as of December 31, 2014, compared to € 825 million as of December 31, 2013.

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

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	71
Annual Report 2014 on Form 20-F

Impaired loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans to related parties decreased by € 16 million to € 19 million, from December 31, 2013, principally driven by a large loan that was impaired as of December 31, 2013 ceasing to be impaired. The following table presents an overview of the impaired loans we hold of some of our related parties as of December 31, 2014.

in € m.	Amount outstanding as of December 31, 2014	Largest amount outstanding January 1, to December 31, 2014		Provision for loan losses in 2014 [1]	Allowance for loan losses as of December 31, 2014[1]	Nature of the loan and transaction in which incurred
Customer A	1	1		0	1	Uncollateralized shareholder loan bearing interest at 7.55 % per annum. The loan is held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer B	2	2		0	1	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 6.62 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer C	4	4		0	2	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 4,73 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer D	0	1		0	0	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 5.28 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer E	11	11		(5)	6	Consisting of a real estate finance loan and guarantees which were honored after the company filed for liquidation. The exposure is past due and payable. Insolvency proceedings opened and still ongoing, closure of proceedings not foreseeable yet. Liquidation of assets and guarantee management largely finalized.

Total	19	n/a	[2]	(5)	10

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

In the above table, customer A is an unconsolidated subsidiary of ours, customers B, C and D are investments held at equity and customer E is a shareholding in which we hold a participation of 10 % or more of the voting rights. Impaired loans to all related party customers have been carried forward from the previous year end.

We have not disclosed the names of the related party customers described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and those customers have not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.

Interests of Experts and Counsel

Not required because this document is filed as an annual report.

Deutsche Bank	Item 8: Financial Information	72
Annual Report 2014 on Form 20-F

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 45 thereto, which are set forth as Part 2 of the Financial Report, and, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” thereto in the third paragraph under “Basis of Accounting”, certain parts of the Management Report set forth as Part 1 of the Financial Report. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 455 of the Financial Report.

Legal Proceedings

General. We and our subsidiaries operate in a legal and regulatory environment that exposes us to significant litigation risks. As a result, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Please refer to Note 29 “Provisions” to the consolidated financial statements for descriptions of certain significant legal proceedings. Additional legal proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability are described below.

Charter/BMY Matter. On December 8, 2014, the United States Department of Justice (“DOJ”) filed a civil complaint against, among others, Deutsche Bank, alleging that the bank owes more than $190 million in taxes, penalties, and interest relating to two transactions that occurred between March and May 2000. The DOJ’s complaint arises out of Deutsche Bank’s March 2000 acquisition of Charter Corp. (“Charter”) and its subsequent sale in May 2000 of Charter to an unrelated entity, BMY Statutory Trust (the “Trust”). Charter’s primary asset, both at the time of purchase by Deutsche Bank and sale to the Trust, was appreciated Bristol-Myers Squibb Company (“BMY”) stock. When the BMY stock was sold by the Trust, the Trust offset its gain with a loss from an unrelated transaction. The Internal Revenue Service subsequently disallowed the loss on audit exposing the BMY gain to taxation. The IRS assessed additional tax, penalties and interest against the Trust, which have not been paid. Relying on certain theories, including fraudulent conveyance, the DOJ is now seeking to recoup from Deutsche Bank the taxes, plus penalties and interest, owed by the Trust. The matter is in the early stages.

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

Deutsche Bank	Item 8: Financial Information	73
Annual Report 2014 on Form 20-F

In March 2010, at the Milan Prosecutor’s request, the Milan judge of the preliminary hearing approved the indictment of each of the Banks and certain of their employees (including two current employees of Deutsche Bank). The indictments of the employees were for alleged criminal offences relating to the Swap and subsequent restructuring, in particular fraud against a public authority. The Banks were charged with an administrative (non-criminal) offence of having systems and controls that did not prevent the employees’ alleged crimes. A first instance verdict was handed down on December 19, 2012. This verdict found all the Banks and certain employees, including the two Deutsche Bank employees, guilty of the charges against them. A reasoned judgment was handed down on February 3, 2013. Deutsche Bank and its employees filed appeals of this judgment in May 2013, and the appeals commenced on January 30, 2014. On March 7, 2014, the Milan Court of Appeal upheld all the grounds of appeal and quashed both the criminal convictions of the employees and the administrative liability of the Banks. In its reasoned judgment published on June 3, 2014, the appeal court held that “the facts pleaded before the court did not occur” and that the Bank’s compliance model was adequate and effective. The prosecutor did not file an appeal to this judgment by the deadline of July 21, 2014. Deutsche Bank received a stamped final copy of the judgment on September 26, 2014 and has been advised that the matter is now concluded.

Corporate Securities Matters. Deutsche Bank and Deutsche Bank Securities Inc. (“DBSI”) regularly act in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and are from time to time named as defendants in litigation commenced by investors relating to those securities.

Deutsche Bank and DBSI, along with numerous other financial institutions, have been sued in the United States District Court for the Southern District of New York in various actions in their capacity as underwriters and sales agents for debt and equity securities issued by American International Group, Inc. (“AIG”) between 2006 and 2008. The complaint alleges, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps, that AIG’s real estate assets were overvalued, and that AIG’s financial statements did not conform to GAAP. Fact discovery is complete. On October 7, 2014, the court granted preliminary approval to a proposed settlement of the action in which AIG is providing consideration for the settlement. Approval of the settlement will result in Deutsche Bank and DBSI being released of all claims. The hearing on the fairness of the settlement has been scheduled for March 2015.

DBSI, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (“GM”) in connection with GM’s November 18, 2010 initial public offering (“IPO”). DBSI acted as an underwriter for the offering. On September 4, 2014, the court dismissed all of the plaintiffs’ claims with prejudice. The court also denied plaintiffs’ request for leave to further amend the complaint. The plaintiffs have filed an appeal. The underwriters, including DBSI, received a customary agreement to indemnify from GM as issuer in connection with the offering, upon which they have notified GM that they are seeking indemnity.

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

Deutsche Bank	Item 8: Financial Information	74
Annual Report 2014 on Form 20-F

Dole Food Company. DBSI and Deutsche Bank AG, New York Branch (“DBNY”) have been named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former shareholders of Dole Food Company, Inc. (“Dole”). Plaintiffs allege that defendant David H. Murdock and certain members of Dole’s board and management (who are also named as defendants) breached their fiduciary duties, and that DBSI and DBNY aided and abetted in those breaches, in connection with Mr. Murdock’s privatization of Dole, which closed on November 1, 2013 (the “Transaction”). Plaintiffs claim approximately U.S. $250 million in damages. On February 5, 2015, the Delaware Court of Chancery denied the motion for summary judgment of DBSI and DBNY. Trial in this matter commenced on February 23, 2015. DBSI and DBNY are parties to customary indemnity agreements from Dole (and certain of its affiliates) in connection with the Transaction, and DBSI and DBNY have notified Dole (and its relevant affiliates) that they are seeking indemnity.

ISDAFIX. Deutsche Bank has received requests for information from certain regulatory authorities concerning the setting of ISDAFIX benchmarks, which provide average mid-market rates for fixed interest rate swaps. The Bank is cooperating with these requests. In addition, the Bank has been named as a defendant in five putative class actions that were consolidated in the United States District Court for the Southern District of New York asserting antitrust, fraud, breach of contract and unjust enrichment claims relating to a purported conspiracy to manipulate the U.S. dollar ISDAFIX benchmark. Plaintiffs filed an amended complaint on February 12, 2015. Defendants intend to move to dismiss the amended complaint.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, (acting through its Winding-up Committee) issued Icelandic law clawback claims for approximately € 509 million (plus interest) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes, referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. It is claimed that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed its defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, both proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their Joint Liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing.

Monte Dei Paschi. In February 2013 Banca Monte Dei Paschi Di Siena (“MPS”) issued civil proceedings in Italy against Deutsche Bank AG alleging that Deutsche Bank assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions with MPS and “Santorini”, a wholly owned SPV of MPS, which helped MPS defer losses on a previous transaction undertaken with Deutsche Bank. MPS claimed at least € 500 million in damages. Subsequently, in July 2013, the Fondazione Monte Dei Paschi, MPS’ largest shareholder, also issued civil proceedings in Italy for damages based on substantially the same facts. In December 2013, Deutsche Bank reached an agreement with MPS in relation to the transactions that resolves the civil proceedings by MPS. The civil proceedings by the Fondazione Monte Dei Paschi remain pending.

A criminal investigation was launched by the Siena Public Prosecutor into the transactions and certain unrelated transactions entered into by a number of other international banks with MPS. Such investigation was moved in September 2014 from Siena to the Milan Public Prosecutors as a result of a change in the alleged charges being investigated. No charges have yet been brought. Separately, Deutsche Bank has also received requests for information from certain regulators relating to the original transactions, including with respect to Deutsche Bank’s accounting for its MPS-related transactions and alleged failures by Deutsche Bank’s man-

Deutsche Bank	Item 8: Financial Information	75
Annual Report 2014 on Form 20-F

agement adequately to supervise the individuals involved in the matter. Deutsche Bank is cooperating with these regulators.

Ocala Litigation. Deutsche Bank is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (“Taylor Bean”), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America resulting from Bank of America’s failure to secure and safeguard cash and mortgage loans that secured Deutsche Bank’s commercial paper investment. This litigation is in discovery.

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

In January 2011, a group of institutional investors (bondholders and shareholders) commenced a civil claim for damages, in an aggregate amount of approximately € 130 million plus interest and costs, in the Milan courts against various international and Italian banks, including Deutsche Bank and Deutsche Bank S.p.A., on allegations of cooperation with Parmalat in the fraudulent placement of securities and of deepening the insolvency of Parmalat. On January 26, 2015, the court in Milan dismissed the claim on the merits and awarded costs to the banks. The claimants now have a period of time in which to decide whether to appeal.

Pas-de-Calais Habitat. On May 31, 2012, Pas-de-Calais Habitat (“PDCH”), a public housing office, initiated proceedings before the Paris Commercial Court (the “Court”) against Deutsche Bank in relation to four swap contracts entered into in 2006, restructured on March 19, 2007 and January 18, 2008 and subsequently restructured in 2009 and on June 15, 2010. PDCH asks the Court to declare the March 19, 2007 and January 18, 2008 swap contracts (the “Swap Contracts”) null and void, or terminated, or to grant damages to PDCH in an amount of approximately € 170 million on the grounds, inter alia, that Deutsche Bank committed fraudulent and deceitful acts, manipulated the Libor and Euribor rates which are used as a basis for calculating the sums due by PDCH under the Swap Contracts and has breached its obligations to warn, advise and inform PDCH. A hearing date is set in March 2015 for the filing of PDCH’s submissions in reply. The earliest date for a hearing on the merits would be in the third quarter of 2015.

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a takeover offer for the acquisition of all shares in Deutsche Postbank AG. On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered to Postbank shareholders a consideration of € 25 for each Postbank share.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Deutsche Postbank AG in 2009 already. The plaintiff avers that, in 2009, the voting rights of Deutsche Post AG in Deutsche Postbank AG had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act.

Deutsche Bank	Item 8: Financial Information	76
Annual Report 2014 on Form 20-F

The Cologne regional court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation of an “acting in concert” between Deutsche Bank AG and Deutsche Post AG in 2009. The Cologne appellate court has scheduled an oral hearing for April 29, 2015 and has indicated that the chairman of Deutsche Post’s management board may be heard as a witness. A formal resolution to take evidence has, however, not yet been made by the appellate court.

In 2014, some further former shareholders of Deutsche Postbank AG, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank. The Bank is of the opinion that all these actions, including the action by Effecten-Spiegel AG, are without merit and is defending itself against the claims.

Sebastian Holdings Litigation. Deutsche Bank is in litigation in the United Kingdom and the United States with Sebastian Holdings Inc., a Turks and Caicos company (“SHI”). The dispute arose in October 2008 when SHI accumulated trading losses and subsequently failed to meet margin calls issued by Deutsche Bank.

The U.K. litigation was commenced by Deutsche Bank to recover approximately U.S. $ 246 million owed by SHI after the termination of two sets of master trading agreements with SHI. As a counterclaim, SHI duplicated aspects of its claim in the U.S. litigation (described below). The pleaded counterclaim, although not fully specified and containing elements which may have been duplicative, was for at least NOK 8.28 billion (around € 955 million or U.S. $ 1.08 billion at recent exchange rates, which do not necessarily equate to the rates applicable to the claim), plus substantial consequential loss claims based primarily on the lost profits SHI claimed it would have made on the moneys allegedly lost.

Judgment in the English Commercial Court was handed down in November 2013. SHI was found liable to Deutsche Bank for approximately U.S. $ 236 million, plus interest. Deutsche Bank was awarded 85 % of costs, including an interim costs award of GBP 34 million. SHI’s counterclaim was denied in full. SHI applied for permission to appeal elements of this decision but in July 2014 the Court of Appeal ordered that as a condition of SHI continuing to prosecute its appeal it must pay into court the judgment debt, plus interest and costs, by August 27, 2014. SHI failed to comply with the Court of Appeal’s order and applied to the Supreme Court for permission to appeal such order, but on February 16, 2015 the Supreme Court refused SHI permission. The appeal has now been struck out.

In June 2014, Deutsche Bank won an action in the English Commercial Court against Mr. Alexander Vik (SHI’s sole shareholder and director) personally who was held liable to Deutsche Bank in respect of the GBP 34 million interim costs award, plus a further GBP 2 million in interest accrued since November 2013 and Deutsche Bank’s costs. Such sums were paid by Mr. Vik who has since obtained permission to appeal this decision in the Court of Appeal, but no appeal date has yet been set.

The U.S. litigation relates to a damages claim brought by SHI against Deutsche Bank in New York State court, arising out of the same circumstances as Deutsche Bank’s suit against SHI in the U.K. and seeking damages of at least U.S. $ 2.5 billion in an amended complaint filed January 10, 2011. The New York State Court has granted Deutsche Bank’s motion to dismiss SHI’s tort claims, certain of its contract and quasi-contract claims, and its claims for punitive damages, which ruling has been affirmed by the Appellate Division. SHI has filed a motion for leave to file an amended complaint, and Deutsche Bank has filed a motion for summary judgment dismissing the action. The Court heard argument on the two motions on January 7, 2015 and reserved decision. No trial date has been set.

Deutsche Bank	Item 8: Financial Information	77
Annual Report 2014 on Form 20-F

In November and December 2013, Deutsche Bank commenced actions in Connecticut and New York seeking to enforce the English judgment against SHI and Mr. Vik. SHI’s and Mr. Vik’s jurisdictional motions to dismiss the Connecticut action were withdrawn, and their motions to strike the complaint for failure to state a claim were denied by the Court on January 6, 2015. Discovery is now beginning. The Connecticut court has scheduled the case for trial commencing November 10, 2015. The English judgment against SHI has been recognized in Connecticut, and, on July 18, 2014, a New York judge granted Deutsche Bank summary judgment in its claim to recognize the English judgment against SHI in New York. In addition, Deutsche Bank has brought claims in New York against SHI, Mr. Vik, and other defendants, including Mr. Vik’s wife and a family trust, in respect of fraudulent transfers that stripped SHI of assets in October 2008. The action also seeks to enforce the English judgment against Mr. Vik.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and officers were the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. The court dismissed the plaintiffs’ second amended complaint with prejudice, which was affirmed by the United States Court of Appeals for the Second Circuit. On July 30, 2014, the plaintiffs filed a petition for rehearing and rehearing en banc with the Second Circuit. On October 16, 2014, the Second Circuit denied the petition. In February 2015, the plaintiffs filed a petition for a writ of certiorari seeking review by the United States Supreme Court.

ZAO FC Eurokommerz. On December 17, 2013, the liquidator of ZAO FC Eurokommerz commenced proceedings in the Arbitrazh Court of the City of Moscow against Deutsche Bank. The claim amounts to approximately € 210 million and relates to the repayment of a RUB 6.25 billion bridge loan facility extended to ZAO FC Eurokommerz on August 21, 2007. The bridge loan was repaid in full on December 21, 2007. LLC Trade House, a creditor of ZAO FC Eurokommerz, filed for bankruptcy on July 31, 2009. The liquidator alleges, among other things, (i) that Deutsche Bank must have known that ZAO FC Eurokommerz was in financial difficulties at the time of repayment and (ii) that the bridge loan was repaid from the proceeds of a securitization transaction which was found to be invalid and consequently the proceeds should not have been available to repay the bridge loan. The first instance hearing on the merits of the claim took place on December 23, 2014. The judge found in favor of Deutsche Bank on the basis of the statute of limitations and the absence of evidence to prove that ZAO FC Eurokommerz was in financial difficulties at the time the loan was repaid and that an abuse of rights was committed by Deutsche Bank when accepting the contested repayment. The liquidator may appeal the decision. We have received no indication that any notice of appeal was received by the court prior to the applicable deadline.

Dividend Policy

We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. The dividend proposed for 2014 is € 0.75, compared to dividends paid of € 0.75 for 2013 and € 0.75 for 2012. If we are not profitable, we may not pay dividends at all. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin or the European Central Bank may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.

Deutsche Bank	Item 8: Financial Information	78
Annual Report 2014 on Form 20-F

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

Significant Changes

Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2014.

Deutsche Bank	Item 9: The Offer and Listing	79
Annual Report 2014 on Form 20-F

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

	Price per share (Xetra)[1]			Price per share (NYSE)[2]
	High (in €)	Low (in €)	Period-end (in €)	High (in U.S.$)	Low (in U.S.$)	Period-end (in U.S.$)
Monthly 2015:
February	29.39	25.41	29.38	33.57	29.36	32.73
January	26.78	23.48	25.80	30.68	27.81	28.98

Monthly 2014:
December	26.90	23.26	24.99	33.20	29.43	30.02
November	26.47	23.50	26.29	32.98	29.41	32.65
October	28.02	22.66	24.88	35.20	29.35	31.32
September	28.30	25.71	27.78	36.28	34.07	34.86

Quarterly 2014:
Fourth Quarter	28.02	22.66	24.99	35.20	29.35	30.02
Third Quarter	28.30	24.17	27.78	36.69	32.52	34.86
Second Quarter	32.05	25.47	25.70	46.09	34.83	35.18
First Quarter	38.15	29.33	30.97	54.48	42.79	44.83

Quarterly 2013:
Fourth Quarter	35.48	31.42	33.07	50.97	45.00	48.24
Third Quarter	34.89	29.03	32.37	49.12	39.90	45.88
Second Quarter	36.12	28.05	30.67	49.13	38.18	41.95
First Quarter	36.94	28.54	29.01	52.92	38.46	39.12

Annual:
2014	38.15	22.66	24.99	54.48	29.35	30.02
2013	36.94	28.05	33.07	52.92	38.18	48.24
2012	37.68	21.09	31.43	52.53	27.05	44.29
2011	46.45	19.82	28.08	66.00	28.58	37.86
2010	52.70	34.27	37.29	82.16	47.35	52.05

Note: Data is based on Bloomberg and NYSE Euronext.

[1]

Historical share prices have been adjusted on June 5, 2014 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.9538. Historical share prices have been adjusted on October 6, 2010 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.912477.

[2]	Historical share prices are not adjusted for the capital increases in October 2010 and June 2014.

For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information – Exchange Rate and Currency Information.”

You should not rely on our past share performance as a guide to our future share performance.

Deutsche Bank	Item 10: Additional Information	80
Annual Report 2014 on Form 20-F

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

Our Business Objectives

Section 2 of our Articles of Association sets out the objectives of our business:

—	to transact all aspects of banking business;
—	to provide financial and other services; and
—	to promote international economic relations.

Our Articles of Association permit us to pursue these objectives directly or through subsidiaries and affiliated companies.

Deutsche Bank	Item 10: Additional Information	81
Annual Report 2014 on Form 20-F

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

Deutsche Bank	Item 10: Additional Information	82
Annual Report 2014 on Form 20-F

The Annual General Meeting normally adopts resolutions on the following matters:

—	appropriation of distributable balance sheet profits (Bilanzgewinn) from the preceding fiscal year;
—	formal ratification of the acts (Entlastung) of the members of the Management Board and the members of the Supervisory Board in the preceding fiscal year; and
—	appointment of independent auditors for the current fiscal year.

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

Deutsche Bank	Item 10: Additional Information	83
Annual Report 2014 on Form 20-F

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

Deutsche Bank	Item 10: Additional Information	84
Annual Report 2014 on Form 20-F

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

Notification Requirements

Disclosure of Interests in a Listed Stock Corporation

Disclosure Obligations under the German Securities Trading Act

Pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz), any shareholder whose voting interest in a listed company like Deutsche Bank AG, through acquisition, sale or by other means, reaches, exceeds or falls below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50 % or 75 % threshold must notify us and the BaFin of its current aggregate voting interest in writing and without undue delay, but at the latest within four trading days. In connection with this requirement, the German Securities Trading Act contains various provisions regarding the attribution of voting rights to the person who actually controls the voting rights attached to the shares.

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

Deutsche Bank	Item 10: Additional Information	85
Annual Report 2014 on Form 20-F

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

Disclosure of Participations in a Credit Institution

The German Banking Act (Kreditwesengesetz) requires any person intending to acquire, alone or acting in concert with another person, a qualifying holding (bedeutende Beteiligung) in a credit or financial services institution to notify the BaFin and the Bundesbank without undue delay and in writing of the intended acquisition. A qualifying holding is a direct or indirect holding in an undertaking which represents 10 % or more of the capital or voting rights or which makes it possible to exercise a significant influence over the management of such undertaking. The required notice must contain information demonstrating, among other things, the reliability of the person or, in the case of a corporation or other legal entity, the reliability of its directors and officers.

Deutsche Bank	Item 10: Additional Information	86
Annual Report 2014 on Form 20-F

A person holding a qualifying holding shall also notify the BaFin and the Bundesbank without undue delay and in writing if he intends to increase the amount of the qualifying holding up to or beyond the thresholds of 20%, 30 % or 50 % of the voting rights or capital or in such way that the institution comes under such person’s control or if such person intends to reduce the participation below 10 % or below one of the other thresholds described above.

If the qualifying holding notified relates to an interest in a credit institution under the Capital Requirements Regulation (CRR), such as Deutsche Bank AG, the BaFin is not competent to ultimately decide on the acquisition but is required, at least 15 working days prior to expiry of the applicable assessment period, to forward its draft decision to the European Central Bank which ultimately, in accordance with applicable law, is competent to decide upon whether or not to permit the acquisition of the qualifying holding notified.

The competent authority may, within the applicable assessment period of 60 business days, prohibit the intended acquisition if there appears to be reason to assume that the acquirer or its directors and officers are not reliable or financially sound, that the participation would impair the effective supervision of the relevant banking institution, that the prospective managing director (Geschäftsleiter) is not reliable or not qualified, that money laundering or financing of terrorism has occurred or been attempted in connection with the intended acquisition, or that there would be an increased risk of such illegal acts as a result of the intended acquisition. During the applicable assessment period the competent authority may request further information necessary for the assessment. Generally, such a request delays the expiration of the assessment period by up to 20 business days.

If a person acquires a qualifying holding despite such prohibition or without making the required notification, the competent authority may prohibit the person from exercising the voting rights attached to the shares. In addition, non-compliance with the disclosure requirement may result in the imposition of a fine in accordance with statutory provisions. Moreover, the competent authority may order that any disposition of the shares requires its approval and may ultimately appoint a trustee to exercise the voting rights attached to the shares or to sell the shares to the extent they constitute a qualifying holding.

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

Deutsche Bank	Item 10: Additional Information	87
Annual Report 2014 on Form 20-F

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

There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights. Where the investment reaches or exceeds certain thresholds, however, certain reporting obligations apply and the investment may become subject to review by the BaFin, the European Central Bank and other competent authorities. For more information see “Item 10: Additional Information – Notification Requirements”.

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

Deutsche Bank	Item 10: Additional Information	88
Annual Report 2014 on Form 20-F

—	not also a resident of Germany for German tax purposes; and
—	not subject to “anti-treaty shopping” articles under German domestic law or the Treaty that apply in limited circumstances.

The Treaty benefits discussed below generally are not available to shareholders who hold shares in connection with the conduct of business through a permanent establishment in Germany. The summary does not discuss the treatment of those shareholders.

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, 10 % or more of our voting stock, persons that hold shares through a partnership or hybrid entity and persons whose “functional currency” is not the U.S. dollar. The summary is based on German and U.S. laws, treaties and regulatory interpretations, including in the United States current and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to change (possibly with retroactive effect).

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

Subject to certain exceptions for short-term and hedged positions, “qualified dividends” received by certain non-corporate U.S. shareholders will generally be subject to taxation in the United States at a lower rate than other ordinary income. Dividends received will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination of whether we are a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of our income and valua-

Deutsche Bank	Item 10: Additional Information	89
Annual Report 2014 on Form 20-F

tion of our assets, including goodwill and other intangible assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our taxable years ended December 31, 2013 or December 31, 2014. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2015, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.

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

Deutsche Bank	Item 10: Additional Information	90
Annual Report 2014 on Form 20-F

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

However, a non-U.S. person may be required to provide a certification (generally on IRS Form W-8BEN or W-8BEN-E) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.

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

Deutsche Bank	Item 12: Description of Securities other than Equity Securities	91
Annual Report 2014 on Form 20-F

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

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

For Quantitative and Qualitative Disclosures about Credit Market and Other Risk, please see “Management Report: Risk Report” beginning on page 56 of the Financial Report.

Please see pages S-1 through S-14 of the Supplemental Financial Information, which pages are incorporated by reference herein, for information required by SEC Industry Guide 3.

Item 12: Description of Securities other than Equity Securities

Not required because this document is filed as an annual report and our ordinary shares are not represented by American Depositary Receipts.

Deutsche Bank	Item 15: Controls and Procedures	92
Annual Report 2014 on Form 20-F

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2014. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control over Financial Reporting

Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our co-principal executive officers and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. As of December 31, 2014, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that our internal control over financial reporting as of December 31, 2014 was effective based on the COSO framework (2013).

KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.

Deutsche Bank	Item 15: Controls and Procedures	93
Annual Report 2014 on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited Deutsche Bank Aktiengesellschaft and subsidiaries’ (the “Company” or “Deutsche Bank”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Deutsche Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Deutsche Bank	Item 15: Controls and Procedures	94
Annual Report 2014 on Form 20-F

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries on pages 312 to 455 of the Financial Report as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, including the disclosures described in Note 1 to the Consolidated Financial Statements as being part of the financial statements and our report dated March 6, 2015 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

March 6, 2015

KPMG AG

Wirtschaftsprüfungsgesellschaft

Change in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

For 2013 and prior years, management’s assessment of the effectiveness of internal control over financial reporting was conducted based on the framework established in Internal Control – Integrated Framework (1992) issued by COSO in 1992. In 2013, COSO issued a revised version of its framework. For the year ended December 31, 2014, our management conducted its assessment based on the COSO framework (2013). In 2013 and 2014, we revised certain elements of our approach to internal control over financial reporting to support the transition to the COSO framework (2013). Because of the evolutionary nature of the revisions, we have determined that they did not constitute a change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Deutsche Bank	Item 16D: Exemptions from the Listing Standards for Audit Committees	95
Annual Report 2014 on Form 20-F

Item 16A: Audit Committee Financial Expert

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Audit Committee Financial Expert” on page 504 of the Financial Report.

Item 16B: Code of Ethics

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Code of Business Conduct and Ethics” on pages 504 and 505 of the Financial Report.

Item 16C: Principal Accountant Fees and Services

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Principal Accountant Fees and Services” on pages 505 and 506 of the Financial Report.

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

Deutsche Bank	Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	96
Annual Report 2014 on Form 20-F

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, we repurchased a total of 28,615,000 shares, of which 4 million via derivatives, for group purposes pursuant to share buybacks authorized by the General Meeting. During the period from January 1, 2014 until the 2014 Annual General Meeting on May 22, 2014, we repurchased 11,367,000, of which 4 million via derivatives, of our ordinary shares pursuant to the authorization granted by the Annual General Meeting on May 23, 2013, at an average price of € 33.65 and for a total consideration of € 382 million. This authorization was replaced by a new authorization to buy back shares approved by the Annual General Meeting on May 22, 2014. Under the new authorization, up to 101,949,964 shares may be repurchased through April 30, 2019. Of these, 50,974,982 shares may be purchased by using derivatives. During the period from the 2014 Annual General Meeting until December 31, 2014, we repurchased 17,248,000 shares at an average price of € 25.84 and for a total consideration of € 446 million (excluding option premium). At December 31, 2014, the number of shares held in Treasury from buybacks totaled 101,034 shares. This figure stems from nine shares at the beginning of the year, plus 28.6 million shares from buybacks in 2014, less 28.5 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in 2014.

In addition to these share buybacks for group purposes, pursuant to a shareholder authorization approved at our 2014 Annual General Meeting, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through April 30, 2019, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.

The following table sets forth, for each month in 2014 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Deutsche Bank	Item 16G: Corporate Governance	97
Annual Report 2014 on Form 20-F

Issuer Purchases of Equity Securities in 2014

Month	Total number of shares purchased	Total number of shares sold	Net number of shares purchased or (sold)	Average price paid per share (in €)	Number of shares purchased for group purposes (incl. derivatives)	Maximum number of shares that may yet be purchased under plans or programs
January	50,261,898	42,790,051	7,471,847	37.28	7,400,000	74,585,164

February	30,702,305	38,092,415	(7,390,110)	34.54	3,967,000	70,618,164

March	18,670,913	18,743,818	(72,905)	32.56	0	70,618,164

April	7,890,646	7,795,311	95,335	32.00	0	70,618,164

May	16,800,580	16,801,819	(1,239)	30.42	0	101,949,964

June	30,587,502	30,583,160	4,342	27.79	0	101,949,964

July	46,448,394	36,131,059	10,317,335	26.31	10,340,000	91,609,964

August	36,282,241	46,369,439	(10,087,198)	25.20	6,320,000	85,289,964

September	25,122,243	25,110,296	11,947	27.53	0	85,289,964

October	17,177,548	16,688,644	488,904	24.94	588,000	84,701,964

November	15,603,656	16,212,273	(608,617)	24.95	0	84,701,964

December	15,298,235	15,439,598	(141,363)	25.20	0	84,701,964

Total 2014	310,846,161	310,757,883	88,278	29.55	28,615,000	84,701,964

At December 31, 2014, our issued share capital consisted of 1,379,273,131 ordinary shares, of which 1,379,012,949 were outstanding and 260,182 were held by us in treasury.

On June 5, 2014, Deutsche Bank AG issued 59.9 million new common shares at € 29.20 per share, resulting in total proceeds of € 1.7 billion. The shares were issued with full dividend rights for the year 2014 from authorized capital and without pre-emptive rights. The shares were placed with Paramount Services Holdings Ltd., an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad bin Jassim Bin Jabor al Thani.

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 299.8 million new common shares were issued, resulting in total proceeds of € 6.8 billion. The shares were issued with full dividend rights for the year 2014. 99.1 % of the subscription rights were exercised and thus 297.1 million new shares were issued at the subscription price of € 22.50 per share. The remaining 2.8 million new shares were sold in the market at an average price of € 26.58 per share.

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

Deutsche Bank	Item 16G: Corporate Governance	98
Annual Report 2014 on Form 20-F

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

The Group Executive Committee of Deutsche Bank is a body that is not specified by the Stock Corporation Act. It has been created by the Management Board under its terms of reference and serves as a tool to coordinate the corporate divisions and regional management with the Management Board. It comprises the members of the Management Board and senior representatives from regions, corporate divisions and certain infrastructure and control functions appointed by the Management Board. The Co-Chairmen of the Management Board, Messrs. Fitschen and Jain, are also the Co-Chairmen of the Group Executive Committee. It reviews the development of the businesses, discusses matters of group strategy and prepares recommendations for decision by the Management Board. Functional committees assist the Management Board in executing cross-divisional strategic management, resource allocation, control and risk management.

German companies which have their shares listed on a stock exchange must report each year on the company’s corporate governance in their annual report to shareholders.

Deutsche Bank	Item 16G: Corporate Governance	99
Annual Report 2014 on Form 20-F

The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in June 2014 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.

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

In their last Declaration of Conformity of October 29, 2014, the Management Board and the Supervisory Board of Deutsche Bank stated that they will act in conformity with the recommendations of the Code. The Declaration of Conformity is available on Deutsche Bank’s internet website at www.deutsche-bank.com/corporate-governance.

Supervisory Board Committees. The Supervisory Board may form committees. The Co-Determination Act requires that the Supervisory Board form a mediation committee to propose candidates for the Management Board in the event that the two-thirds majority of the members of the Supervisory Board needed to appoint members of the Management Board is not met.

The Stock Corporation Act specifically mentions the possibility to establish an “audit committee” to handle issues of accounting and risk management, compliance, auditor independence, the engagement and compensation of outside auditors appointed by the shareholders’ meeting and the determination of auditing focal points. The Code recommends establishing such an “audit committee”. Since 2007 the Code also recommends establishing a “nomination committee” comprised only of shareholder elected Supervisory Board members to prepare the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Code also includes suggestions on the subjects that may be handled by Supervisory Board committees, including corporate strategy, compensation of the members of the Management Board, investments and financing. Under the Stock Corporation Act, any Supervisory Board committee must regularly report to the Supervisory Board. Sections 25d (7) to (12) of the German Banking Act require, depending on size and complexity of the respective credit institution, the establishment of Supervisory Board committees with specific tasks to be performed as follows: Risk Committee (Section 25d (8)), Audit Committee (Section 25d (9)), Nomination Committee (with different tasks and composition requirements than under the Code) (Section 25d (11)) and Compensation Control Committee (Section 25d (12)).

Deutsche Bank	Item 16G: Corporate Governance	100
Annual Report 2014 on Form 20-F

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

Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of Reference of its Management Board, its Supervisory Board, the Chairman’s Committee, the Audit Committee, the Risk Committee, the Integrity Committee, the Compensation Control Committee and the Nomination Committee, its Declaration of Conformity under the Code and other documents pertaining to its corporate governance on its internet website at www.deutsche-bank.com/corporate-governance.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	101
Annual Report 2014 on Form 20-F

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

Legacy Financing Arrangements. Despite having ceased entering into new business in or with Iran in 2007, we continue to be engaged as lender, sponsoring bank and/or facility agent or arranger in several long-term financing agreements relating to the construction or acquisition of plant or equipment for the petroleum and petrochemical industries, under which Iranian entities were the direct or indirect borrowers. Before 2007, as part of banking consortia, we entered into a number of financing arrangements, three of which remained outstanding as of December 31, 2014, with the National Petrochemical Company (NPC) and its group entities as borrowers. The latest final maturity under these loan facilities is in 2019. These loan facilities were guaranteed by national export credit agencies representing two European governments. In principle, the obligations of the borrowers under these loan facilities are secured by assignments of receivables from oil and oil products exported by NPC and/or its trading subsidiaries to buyers, mostly in Asia. These delivery obligations, however, were waived for the period covered by this report, because of the current sanctions environment. For some of these arrangements, we act as escrow agent, holding escrow accounts for the Iranian borrowers mentioned above, into which receivables are, in principle, paid by the buyers of the oil and oil products. During the period covered by this report, no such receivables were paid to the said escrow accounts. Such accounts are pledged in favor of the relevant banking consortium. We have no involvement in the contractual arrangements related to, or in the physical settlement of, the oil and oil product exports mentioned above. Iranian entities in whose names the escrow accounts are held are not permitted to draw on such accounts, either because they are sanctioned parties or, where this is not the case, because of our business decision to not allow access to such accounts in light of the overall sanctions environment.

During 2014, approximately € 1.0 million was paid into the escrow account. We, in our role as agent, distributed to the participants in the banking consortia € 45 million including portions attributable to us totaling € 5.9 million.

We received approximately € 2.6 million of repayments in principal and approximately € 4,000 interest in 2014 with respect to transactions in which we were a lender but not an agent or arranger.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	102
Annual Report 2014 on Form 20-F

In one financing arrangement, we are not ourselves a lender but act rather as agent for a lender, a state-owned development bank. In this capacity, we received fees from the Iranian borrower of approximately € 2,000 and passed them on to the lender.

We generated revenues in 2014 of approximately € 2.2 million in respect of these financing arrangements, of which approximately € 1.9 million consisted of escrow account revenues, € 0.2 million consisted of loan interest revenues and € 34,000 consisted of fee revenues. The net profits were less than these amounts. This amount includes the revenues from BHF-BANK’s business related to Iran attributable to the time it still was our subsidiary. BHF-BANK was acquired as part of the acquisition of the Sal. Oppenheim Group in March 2010 and was sold by us effective March 26, 2014.

As of December 31, 2014, we have an undrawn commitment of approximately € 1.3 million under one of the financing agreements referred to above. Due to the export credit agency coverage, this remainder cannot be cancelled without German government approval, for which we have applied but which we have not yet received. We do not intend to make further disbursements upon this undrawn commitment.

Our portion of the outstanding principal amount of the remaining loan facilities amounted to approximately € 25 million as of December 31, 2014. We intend to continue pursuing repayment and fulfilling our administrative role under these agreements, but we do not intend to engage in any new extensions of credit to these or other Iranian entities.

Legacy Contractual Obligations Related to Guarantees and Letters of Credit. Prior to 2007, we provided guarantees to a number of Iranian entities. In almost all of these cases, we issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, we made a decision to discontinue issuing new guarantees to Iranian or Iran-related beneficiaries. Although the pre-existing guarantees stipulate that they must be either extended or honored if we receive such a demand and we are legally not able to terminate these guarantees, we decided in 2011 to reject any “extend or pay” demands under such guarantees. Even though we exited, where possible, many of these guarantees, guarantees with an aggregate face amount of approximately € 7.6 million are still outstanding as of year-end 2014. The gross revenues from this business in 2014 were approximately € 76,000 and the net profit we derived from these activities was less than this amount. This amount includes revenues of BHF-BANK, which was sold in March 2014.

We also have outstanding legacy guarantees in relation to a Syrian bank sanctioned by the U.S. under its non-proliferation program. The aggregate face amount of these legacy guarantees was approximately € 11.1 million as of December 31, 2014, the gross revenues received from non-Syrian parties for these guarantees were approximately € 110,000 in 2014 and the net profit we derived from these activities was less than this amount. This amount includes revenues of BHF-BANK, which was sold in March 2014. In one case we paid cancellation fees of less than € 400 to the frozen account of the Syrian bank. The amount of legacy guarantees related to this Syrian bank is higher than the amount reported for 2013 (which was € 9.0 million) because an analysis initiated in 2014 identified additional legacy guarantees, dating from or before 2007, with regard to this Syrian bank booked in one of the Bank’s (non-German) European locations.

We intend to exit these guarantee arrangements as soon as possible.

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012	103
Annual Report 2014 on Form 20-F

Payments Received. In 2014, we received less than 80 payments adding up to approximately € 19 million in favor of non-Iranian clients in Germany, the Netherlands and Belgium, which payments stemmed ultimately from relevant Iranian entities. Revenues for these incoming payments were less than € 20,000. These figures include relevant payments in favor of clients of our subsidiary Postbank. We expect that we will also have to execute such transactions in the future.

On behalf of one of our clients in Poland we transferred to an account of the Iranian embassy in Poland, held by another bank, one payment of approximately € 100. We do not intend to make such payments in the future.

Operations of Iranian Bank Branches and Subsidiaries in Germany and/or France. Several Iranian banks, including Bank Melli Iran, Bank Saderat, Bank Tejarat and Europäisch-Iranische Handelsbank, have branches or offices in Germany and/or France, even though their funds and other economic resources are frozen under European law. As part of the payment clearing system in Germany and other European countries, when these branches or offices need to make payments in Germany or Europe to cover their day-to-day operations such as rent, taxes, insurance premia and salaries for their remaining staff, or for any other kind of banking-related operations necessary to wind down their legacy trade business, the German Bundesbank and French banks accept fund transfers from these Iranian banks and disburse them to the applicable (mainly German) payees, some of whom hold accounts with us. In 2014, we received approximately € 14.1 million in such disbursements in approximately 1,000 transactions via the German Bundesbank and French banks in respect of payments from the above-mentioned Iranian banks, and the gross revenues derived from these payments were less than € 5,000. Relevant transactions of our subsidiary Postbank are included in these figures. We expect that we will also have to execute such transactions in the future.

Based on discussions initiated by the German Bundesbank, in 2014 BHF-BANK continued to maintain accounts for Bank Sepah’s branch in Frankfurt, Germany. These accounts were frozen under European sanctions law. Until BHF-BANK was sold in March 2014 the total volume of outgoing payments from these accounts was approximately € 0.5 million, which payments were made with the involvement of the competent authorities in Germany under applicable law. The gross revenues from this activity attributable to this time were approximately € 3,500 and the net profits were less than this amount.

Maintaining of Accounts for Iranian Consulates and Embassies. In 2014, Iranian embassies and consulates in Germany and the Netherlands were holding accounts with us as well as with Postbank. This includes the provision by a subsidiary of Postbank to the Iranian consulate of girocard (debitcard/ATM)-terminals as well as the processing of transactions of cardholders using the terminals; the terminals are used to facilitate the payment of fees for the issuance of visas and other administrative measures by the consulate. The additional purpose of these accounts was the funding of day-to-day operational costs of the embassies and consulates, such as salaries, rent, and electricity. One of the account relationships was between Deutsche Bank Netherlands N.V. and the Agent Bureau of the Embassy of the Islamic Republic of Iran in The Hague (which is responsible for all Iran-U.S. Claims Tribunal activities). The total volume of outgoing payments from these accounts was approximately € 32.5 million in 2014, which payments were made with the involvement of the competent authorities in the relevant European countries under applicable law. We derived gross revenues of approximately € 51,000 and net profits which were less than this amount from these activities. The relevant European governments have requested that we continue to provide these services in the future to enable the Government of Iran to conduct its diplomatic relations.

Deutsche Bank	Item 18: Financial Statements	104
Annual Report 2014 on Form 20-F

Relationships with Corporate Clients. We maintain a business relationship with one corporate client registered in Germany who was sanctioned by the United States in the first quarter of 2014 pursuant to Executive Order 13382. We did not terminate this relationship but imposed several restrictive measures to mitigate the relevant risks. On October 16, 2014, the client’s name was removed from the U.S. Office of Foreign Asset Control’s Specially Designated Nationals List. Until that day the generated revenues derived from this relationship were less than € 7,000 and the net profits were less than this amount.

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

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 45 thereto, which are set forth as Part 2 of the Financial Report, and, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” thereto in the third paragraph under “Basis of Accounting”, certain parts of the Management Report set forth as Part 1 of the Financial Report. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 455 of the Financial Report.

Deutsche Bank	Item 19: Exhibits	105
Annual Report 2014 on Form 20-F

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit

1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.4 to our Report on Form 6-K dated July 29, 2014 and incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Equity Plan Rules 2011, furnished as Exhibit 4.3 to our 2010 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Equity Plan Rules 2012, furnished as Exhibit 4.4 to our 2011 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Equity Plan Rules 2013, furnished as Exhibit 4.4 to our 2012 Annual Report on Form 20-F and incorporated by reference herein.

4.4	Equity Plan Rules 2014, furnished as Exhibit 4.5 to our 2013 Annual Report on Form 20-F and incorporated by reference herein.

4.5	Equity Plan Rules 2015.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2014, 2013, 2012, 2011 and 2010 (also incorporated as Exhibit 12.9 to Registration Statement No. 333-184193 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.3	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.3	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Deutsche Bank	Signatures	106
Annual Report 2014 on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 20, 2015

Deutsche Bank Aktiengesellschaft

/s/        JUERGEN FITSCHEN

Juergen Fitschen

Co-Chairman of the Management Board

/s/        ANSHUMAN JAIN

Anshuman Jain

Co-Chairman of the Management Board

/s/        STEFAN KRAUSE

Stefan Krause

Member of the Management Board

Chief Financial Officer

Deutsche Bank

# Leveraging strengths, rising to the challenges, earning trust

Financial Report 2014

*Passion to Perform*

Deutsche Bank
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Content	1
Financial Report 2014

1 – Management Report

4	Operating and Financial Review
Executive Summary – 4
Deutsche Bank Group – 8
Results of Operations – 16
Financial Position – 40
Liquidity and Capital Resources – 45
Events after the Reporting Period – 46
47	Outlook
56	Risk Report
Introduction – 57
65	Risk Management Executive Summary
68	Risk Management Principles
Risk Management Framework – 68
Risk Culture – 72
Risk Appetite and Capacity – 73
Strategic and Capital Plan – 74
77	Risk Assessment and Reporting
79	Risk Inventory
83	Credit Risk
Credit Exposure – 91
Credit Exposure to Certain Eurozone Countries – 101
Credit Exposure from Lending – 105
Corporate Credit Exposure – 106
Consumer Credit Exposure – 109
Credit Exposure from Derivatives – 110
Equity Exposure – 114
Asset Quality – 114
Counterparty Credit Risk: Regulatory Assessment – 123
Securitization – 159
179	Trading Market Risk
Value-at-Risk (VaR) at Deutsche Bank Group – 180
Trading Market Risk Requirements – 183
Balance Sheet and Trading Book Assets – 189
Value-at-Risk at Postbank – 193
Results of Regulatory Backtesting of Trading Market Risk – 194
196	Nontrading Market Risk
Assessment of Market Risk in Nontrading Portfolios – 197
Economic Capital Usage for our Nontrading Market Risk Portfolios per Business Area – 199
Equity Investments Held – 200
202	Operational Risk

211	Liquidity Risk
Short-term Liquidity and Wholesale Funding – 211
Funding Markets and Capital Markets Issuance – 212
Funding Diversification – 212
Liquidity Reserves – 216
Asset Encumbrance – 219
Maturity Analysis of Assets and Financial Liabilities – 221
226	Capital Management
229	Regulatory Capital
Capital Adequacy – 229
Regulatory Capital Requirements – 244
251	Balance Sheet Management
Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded) (unaudited) – 251
254	Overall Risk Position
Economic Capital – 254
Internal Capital Adequacy –256
257	Compensation Report
Group Compensation Overview and Disclosure – 257
Management Board Report and Disclosure – 275
Material Risk Takers – 272
Compensation System for Supervisory Board Members – 292
295	Corporate Responsibility
298	Employees
303	Internal Control over Financial Reporting
307	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

2 – Consolidated Financial Statements

313	Consolidated Statement of Income
314	Consolidated Statement of Comprehensive Income
315	Consolidated Balance Sheet
316	Consolidated Statement of Changes in Equity
318	Consolidated Statement of Cash Flows
319	Notes to the Consolidated Financial Statements
	1 –	Significant Accounting Policies and Critical Accounting Estimates – 319
	2 –	Recently Adopted and New Accounting Pronouncements – 344
	3 –	Acquisitions and Dispositions – 346
	4 –	Business Segments and Related Information – 348

Deutsche Bank	Content	2
Financial Report 2014

Notes to the Consolidated Income Statement
5 –	Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 352
6 –	Commissions and Fee Income – 354
7 –	Net Gains (Losses) on Financial Assets Available for Sale – 354
8 –	Other Income – 354
9 –	General and Administrative Expenses – 355
10 –	Restructuring – 355
11 –	Earnings per Share – 356
Notes to the Consolidated Balance Sheet
12 –	Financial Assets/Liabilities at Fair Value through Profit or Loss – 357
13 –	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 358
14 –	Financial Instruments carried at Fair Value – 361
15 –	Fair Value of Financial Instruments not carried at Fair Value – 376
16 –	Financial Assets Available for Sale – 378
17 –	Equity Method Investments – 379
18 –	Offsetting Financial Assets and Financial Liabilities – 380
19 –	Loans – 383
20 –	Allowance for Credit Losses – 383
21 –	Transfers of Financial Assets – 383
22 –	Assets Pledged and Received as Collateral – 385
23 –	Property and Equipment – 386
24 –	Leases – 387
25 –	Goodwill and Other Intangible Assets – 388
26 –	Non-Current Assets and Disposal Groups Held for Sale – 395
27 –	Other Assets and Other Liabilities – 397
28 –	Deposits – 398
29 –	Provisions – 398
30 –	Credit related Commitments and Contingent Liabilities – 408
31 –	Other Short-Term Borrowings – 409
32 –	Long-Term Debt and Trust Preferred Securities – 409
33 –	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 410
Additional Notes
34 –	Common Shares – 411
35 –	Employee Benefits – 413
36 –	Income Taxes – 427
37 –	Derivatives – 430
38 –	Related Party Transactions – 432
39 –	Information on Subsidiaries – 434
40 –	Structured Entities – 435
41 –	Insurance and Investment Contracts – 440
42 –	Current and Non-Current Assets and Liabilities – 443
43 –	Events after the Reporting Period – 444
44 –	Condensed Deutsche Bank AG (Parent Company only) Financial Information – 445
45 –	Condensed Consolidating Financial Information – 447
46 –	Report of Independent Registered Public Accounting Firm – 455

3 – Confirmation
480	Independent Auditor’s Report
482	Responsibility Statement by the Management Board
483	Report of the Supervisory Board

4 – Corporate Governance Statement/ Corporate Governance Report
492	Management Board and Supervisory Board
503	Reporting and Transparency
504	Related Party Transactions
504	Auditing and Controlling
506	Compliance with the German Corporate Governance Code

5 – Supplementary Information
509	Management Board
510	Supervisory Board
512	Advisory Boards
513	Group Five-Year Record
514	Declaration of Backing
515	Impressum / Publications

Deutsche Bank	Content	3
Financial Report 2014

1 - Management Report

4	Operating and Financial Review
Executive Summary – 4
Deutsche Bank Group – 8
Results of Operations – 16
Financial Position – 40
Liquidity and Capital Resources – 45
Events after the Reporting Period – 46
47	Outlook
56	Risk Report
Introduction – 57
65	Risk Management Executive Summary
68	Risk Management Principles
Risk Management Framework – 68
Risk Culture – 72
Risk Appetite and Capacity – 73
Strategic and Capital Plan – 74
77	Risk Assessment and Reporting
79	Risk Inventory
83	Credit Risk
Credit Exposure – 91
Credit Exposure to Certain Eurozone Countries – 101
Credit Exposure from Lending – 105
Corporate Credit Exposure – 106
Consumer Credit Exposure – 109
Credit Exposure from Derivatives – 110
Equity Exposure – 114
Asset Quality – 114
Counterparty Credit Risk: Regulatory Assessment – 123
Securitization – 159

179	Trading Market Risk
Value-at-Risk (VaR) at Deutsche Bank Group – 180
Trading Market Risk Requirements – 183
Balance Sheet and Trading Book Assets – 189
Value-at-Risk at Postbank – 193
Results of Regulatory Backtesting of Trading Market Risk – 194
196	Nontrading Market Risk
Assessment of Market Risk in Nontrading Portfolios – 197
Economic Capital Usage for our Nontrading Market Risk Portfolios per Business Area – 199
Equity Investments Held – 200
202	Operational Risk
211	Liquidity Risk
Short-term Liquidity and Wholesale Funding – 211
Funding Markets and Capital Markets Issuance – 212
Funding Diversification – 212
Liquidity Reserves – 216
Asset Encumbrance – 219
Maturity Analysis of Assets and Financial Liabilities – 221
226	Capital Management
229	Regulatory Capital
Capital Adequacy – 229
Regulatory Capital Requirements – 244
251	Balance Sheet Management
Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded) (unaudited) – 251
254	Overall Risk Position
Economic Capital – 254
Internal Capital Adequacy –256
257	Compensation Report
Group Compensation Overview and Disclosure – 257
Management Board Report and Disclosure – 275
Material Risk Takers – 272
Compensation System for Supervisory Board Members – 292
295	Corporate Responsibility
298	Employees
303	Internal Control over Financial Reporting
307	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Deutsche Bank	1 – Management Report	4
Financial Report 2014	Operating and Financial Review Executive Summary

Management Report

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

Executive Summary

The Global Economy

We estimate that growth of the global economy remained relatively weak at 3.4 % on an annual average in 2014, which was unchanged compared to the year before. After reaching its peak on the previous year at 3.6 % in the first quarter of 2014, growth declined to 3.3 % over the remainder of the year.

On an annual average, growth in industrialized countries accelerated in 2014, while growth in emerging market countries slowed. The economic output growth of industrialized countries is estimated to have increased from 1.2 % in 2013 to 1.7 % in 2014. The reduction in household debt continued to curb growth, especially in the eurozone. The major central banks maintained their extremely expansionary monetary policies, which supported the global economy. Key interest rates remained at historically low levels in 2014, and extensive quantitative easing provided additional stimulus.

In 2014, the eurozone continued its moderate recovery, which had begun mid-2013. After falling by 0.4 % in 2013, GDP rose by 0.9 % on an annual average in 2014, driven primarily by consumer spending. German economic growth accelerated from 0.1 % in 2013 to 1.6 % in 2014. After stagnation over the summer, growth accelerated markedly in the fourth quarter. The German economy is supported by the solid trend in consumer spending, driven by record employment levels and sound real income growth. In response to concerns about a negative feedback loop resulting from weak inflation, a de-anchoring of inflation expectations and a weak banking system that was restricting the credit supply, the European Central Bank (ECB) decided to adopt an even more expansionary policy in 2014. Over the course of the year, the ECB cut its key interest rates to 0.05%, made liquidity available to the banks via targeted longer-term refinancing operations (TLTROs) and, towards the end of the year, launched a program to purchase covered bonds and asset-backed securities.

Despite the weather-related decline in GDP in the first quarter of 2014, U.S. economic growth accelerated slightly from 2.2 % in 2013 to 2.4 % in 2014. This was thanks to the continuous improvement in employment figures, the fracking boom as well as positive wealth effects from the ongoing recovery of the real estate market and the sharp rise in prices on the stock markets. Growth was also stimulated by the Federal Reserve’s expansionary monetary policy. In light of the sound economic trend, the Fed scaled back its asset purchases during 2014 before terminating the program entirely in October.

Deutsche Bank	1 – Management Report	5
Financial Report 2014	Operating and Financial Review Executive Summary

In Japan, growth declined from 1.6 % in 2013 to stagnation in 2014. This was largely due to the increase in sales tax from 5 % to 8 % in April 2014. The Japanese economy continued to receive support from the country’s extremely expansionary fiscal and monetary policies, the first two pillars of “Abenomics”. However, the comprehensive structural reforms that constitute the third pillar of Abenomics have, for the most part, still not been implemented.

Economic activity in the emerging market countries slowed from 5.0 % in 2013 to an estimated 4.6 % in 2014. This was partly due to the relatively weak external demand, but also to restrictions on the supply side, for example, slower growth in labor supply and the capital stock. Growth was weaker in all regions, with the sharpest decline in Latin America.

We estimate that economic growth in Asia (excluding Japan) has slightly weakened from 6.6 % in 2013 to 6.5 % in 2014. After growth of 7.7 % in 2013, China’s economy expanded by just 7.4 % in 2014, largely as a result of the downturn on the real estate market. Thanks to investor-friendly reforms in India by the new government under Prime Minister Modi, the Indian economy grew at an estimated 7.2%, which was stronger than in 2013 with 6.9%.

In the emerging market economies of Eastern Europe, the Middle East and Africa, growth slowed from 2.6 % in 2013 to an estimated 2.2 % in 2014. Growth in Russia declined from 1.3 % in 2013 to 0.6 % in 2014 as a result of the weak trend in commodity prices and sanctions in response to the Ukraine crisis.

We estimate that economic activity in Latin America grew by just 0.8 % in 2014, down from 2.5 % in 2013. In Brazil, political uncertainty surrounding the presidential elections, an interventionist economic policy, high inflation and weak commodity prices had a dampening effect. As a result, we estimate that the Brazilian economy merely stagnated in 2014, following growth of 2.5 % in 2013.

The Banking Industry

On balance, 2014 was characterized by moderate progress for the banking industry. At the same time, the sharp contrast between Europe and the U.S. continued.

In Europe, lending to households edged up again over the course of the year, while the decline in the volume of lending to firms gradually slowed. Overall, however, there was a moderate decline in private sector lending. On the deposit side, business was remarkably stable given the increasingly serious repercussions of the low interest-rate environment and further cuts in key interest rates. There was consistently strong growth in corporate deposits as well as solid growth in retail deposits. In Germany, both corporate and household lending volumes increased slightly over the course of the year, once again outperforming the eurozone as a whole. In 2014, banks in Europe were far more active in debt funding markets than in the extremely weak preceding years, even though the volume remained below the average over the past decade. At the same time, demand for the ECB’s targeted longer term refinancing operations (TLTROs) was limited. Total assets of eurozone banks saw a moderate increase for the first time since 2011, rising about 2.5 % in the year.

In the U.S., the contrast between corporate and retail lending was even more pronounced in 2014, with a double-digit expansion in the volume of loans to firms compared with sluggish growth in retail loans. There was, however, a solid increase in consumer loans, while mortgages declined slightly. The issuance of mortgage-backed securities also fell – substantially – on the previous year, highlighting the fact that, for the most part, the recent rises in real estate prices in the U.S. were not credit-driven. Banks’ deposit volumes again increased sharply in 2014, although the pace of growth slowed suddenly at the end of the year.

Deutsche Bank	1 – Management Report	6
Financial Report 2014	Operating and Financial Review Executive Summary

Global investment banking delivered a relatively solid performance in 2014, resulting largely from a significant increase in equity origination and a slight increase in bond origination. M&A activity surged. Consequently, both equity underwriting and M&A volumes recorded their highest level since the boom year 2007. Fixed-income trading contracted in 2014. By contrast, equity trading picked up. Revenues in corporate finance increased across the board with the exception of the syndicated loan business, which saw a slight decline. From a regional perspective, revenues in Asia and Europe rose particularly sharply in 2014, albeit from a relatively weak starting point.

Global asset management continued to benefit from growing wealth of high net-worth clients in all key regions. This was largely due to strong stock and bond market gains. The yield on ten-year German government bonds plummeted over the course of the year from just below 2 % to 0.5%, marking several all-time lows. By contrast, important share indices in North America and Europe reached record highs. Increased market volatility particularly in the second half of the year, with considerable fluctuation in commodity prices (notably the decline in oil prices) and exchange rates, is likely to have had a positive effect on the business.

With regard to changes in banking regulation and financial supervision, in 2014 the focus in Europe was on preparations for the Banking Union, which was launched at the end of the year with the start of the single supervisory mechanism led by the ECB. Prior to the launch, Europe’s largest banks underwent a comprehensive balance-sheet assessment and stress test, which enhanced the transparency and cross-border comparability of bank data. In addition, the EU adopted new rules governing the recovery and resolution of failed banks, in which the principle of creditor bail-in plays a key role. In the U.S., a potential increase in capital requirements was again on the agenda, which fuelled a global debate on total loss-absorbing capacity (TLAC). Banks on both sides of the Atlantic continued to be plagued by numerous litigation and enforcement issues, with settlements sometimes involving considerable financial burdens.

Overall, U.S. banks were once again very profitable with net profits matching historical peak levels thanks to a stable trend in the operating business and another slight decline in loan loss provisions. By contrast, the profitability of European banks remained unsatisfactory in light of stagnating revenue levels and increasing expenditures, a decline in the cost of risk notwithstanding.

Deutsche Bank Performance

In 2014 we continued to invest in the bank’s future growth and in further strengthening our capital base. Revenues remained stable despite challenging markets. While we made progress on OpEx savings, costs were negatively affected by required regulatory spending. We expect 2015 to be a year of further challenges and disciplined implementation; however, we will continue to work diligently towards our 2015 targets and to our strategic vision for Deutsche Bank.

The financial highlights for the Group in the period and key performance indicators can be summarized as follows:

—	Group net revenues of € 31.9 billion in 2014, up € 34 million versus 2013;
—	Income before income taxes of € 3.1 billion, up € 1.7 billion versus 2013;
—	Net income increased to € 1.7 billion in 2014; up € 1.0 billion versus 2013;
—	Cost/income ratio (reported) was 86.7%, down from 89.0 % in 2013. Cost/income ratio (adjusted) was 74.4%, up from 72.5 % in 2013;
—	CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.7 % at the end of 2014;
—	Post-tax return on average active equity (reported) was 2.7%, up from 1.2 % in 2013. Post-tax return on average active equity (adjusted) was 7.1%, down from 7.7 % in 2013;
—	CRR/CRD 4 fully loaded leverage ratio was 3.5 % at year-end 2014;
—	CRR/CRD 4 fully loaded risk-weighted assets of € 394 billion as of December 31, 2014.

Deutsche Bank	1 – Management Report	7
Financial Report 2014	Operating and Financial Review Executive Summary

Our Group Key Performance Indicators are as follows:

Group Key Performance Indicators	Status end of 2014	Status end of 2013
Post-tax return on average active equity (reported) [1]	2.7%	1.2%

Post-tax return on average active equity (adjusted) [2]	7.1%	7.7%

Cost/income ratio (reported)[3]	86.7%	89.0%

Cost/income ratio (adjusted)[4]	74.4%	72.5%

Cost savings[5]	€ 3.3 bn	€ 2.1 bn

Costs to achieve savings[6]	€ 2.9 bn	€ 1.8 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[7]	11.7%	9.7%

Fully loaded CRR/CRD 4 leverage ratio[8]	3.5%	2.4%[9]

[1]	Based on Net Income attributable to Deutsche Bank shareholders.
[2]

Based on Net Income attributable to Deutsche Bank shareholders, adjusted for litigation, CtA, impairment of goodwill and intangible assets, other severances and CRR/CRD 4 Credit Valuation Adjustment (CVA)/Debt Valuation Adjustment (DVA)/Funding Valuation Adjustment (FVA). Calculation is based on an adjusted tax rate of 34 % for year ended December 31, 2014 and 36 % for year ended December 31, 2013.

[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Based on noninterest expenses, adjusted for litigation, CtA, impairment of goodwill and intangible assets, policyholder benefits and claims, other severances and other divisional specific cost one-offs; divided by reported revenues.

[5]	Cost savings resulting from the implementation of the OpEx program.
[6]	Costs-to-achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[7]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[8]	Further detail on the calculation of this ratio is provided in the Risk Report.
[9]	Does not take into account recent revisions to the leverage exposure calculation under CRR/CRD 4.

Income before income taxes grew significantly year on year to € 3.1 billion driven by solid performances in the Core businesses, plus lower provision for credit losses and reduced litigation costs compared to 2013 as the resolution of some matters was pushed beyond 2014.

Net revenues in 2014 were € 31.9 billion, up € 34 million from 2013. Despite market challenges, CB&S, GTB and PBC reported increased net revenues in 2014, while Deutsche AWM reported a slight revenue decrease following mark-to-market movements on policyholder positions in Abbey Life. NCOU revenues were down year on year, primarily impacted by a decreasing portfolio following de-risking activities.

Noninterest expenses in 2014 were € 27.7 billion, down 2 % from 2013, benefitting primarily from lower litigation costs. In addition policyholder benefits & claims fell, savings were realized from the OpEx program, and restructuring activity costs decreased. However, compensation and benefits were higher compared to 2013, mainly driven by costs to comply with regulatory compensation requirements.

OpEx program annual cost savings of € 3.3 billion were achieved in 2014, above the € 2.9 billion target for 2014. Cumulative costs to achieve were € 2.9 billion (thereof € 1.2 billion spent in 2014, € 1.3 billion spent in 2013 and € 0.5 billion spent in 2012). However, the prevailing business environment and additional regulatory cost challenges had an adverse impact on our adjusted cost-income ratio and adjusted post-tax return on average active equity.

Our capital position strengthened with a fully loaded Common Equity Tier 1 ratio of 11.7%, in excess of our strategy 2015+ target. Additionally the fully loaded CRR/CRD 4 leverage ratio was 3.5 % at the end of 2014 based on a CRR/CRD 4 leverage exposure of € 1,445 billion as of December 31, 2014.

Deutsche Bank met the requirements of the Comprehensive Assessment conducted by the European Central Bank (ECB) in 2014. The assessment comprised an Asset Quality Review (AQR) and a Stress Test which modeled the capital adequacy of the Bank under different stress scenarios. The assessment reaffirmed that our capital base exceeds regulatory requirements, even under severe market stress conditions, and underlined the quality of our asset base. The AQR adjustments identified were not material in nature and did not result in changes to the reported results or ratios.

Deutsche Bank	1 – Management Report	8
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

Deutsche Bank Group

Deutsche Bank: Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,709 billion as of December 31, 2014. As of that date, we employed 98,138 people on a full-time equivalent basis and operated in 71 countries out of 2,814 branches worldwide, of which 66 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

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

As of December 31, 2014 we were organized into the following five corporate divisions:

—	Corporate Banking & Securities (CB&S)
—	Private & Business Clients (PBC)
—	Global Transaction Banking (GTB)
—	Deutsche Asset & Wealth Management (Deutsche AWM)
—	Non-Core Operations Unit (NCOU)

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

Deutsche Bank	1 – Management Report	9
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

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

The CB&S businesses are supported by the Credit Portfolio Strategies Group (CPSG), which has responsibility for a range of loan portfolios and, from 2013, centralized the hedging of certain uncollateralized counterparty derivative exposures, actively managing the risk of these through the implementation of a structured hedging regime.

As part of the ongoing optimization of our business model, in response to the changing market and regulatory environment, we continued to evaluate our business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, we announced the cessation of most trading in single name credit default swaps (CDS) and physical precious metals.

During the fourth quarter of 2013, the decision was taken to scale down and discontinue elements of the commodities business. The portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which was subsequently transferred from CB&S to NCOU in the first quarter of 2014. SCG contains assets, liabilities and contingent risks related to Energy, Agriculture, Base Metals and Dry Bulk exposures. The continued commodities business remains in CB&S.

Effective in November 2012, following a comprehensive strategic review of the Group’s organizational structure, CB&S was realigned as part of the Group’s new banking model. This realignment covered three main aspects: the transfer of non-core assets (namely correlation and capital intensive securitization positions, monoline positions, and IAS 39 reclassified assets) to the NCOU; the transfer of passive and third-party alternatives businesses, such as ETF’s, into the newly integrated Deutsche AWM Corporate Division; and a refinement of coverage costs between CB&S and GTB.

We have made the following significant capital expenditures or divestitures since January 1, 2012:

In December 2014, we completed the sale of 75 % of a U.S.$ 2.5 billion portfolio of U.S. special situation commercial real estate loans to a fund managed by the Texas Pacific Group. Deutsche Bank retains a 25 % stake in the portfolio and continues to originate and acquire new loans in the U.S. special situations commercial real estate market.

In June 2014, Markit Ltd., a provider of financial data and trade processing services, initiated its listing on NASDAQ Stock Market via a sale of shares from existing shareholders. As part of this listing, we sold 5.8 million of the 11.6 million shares (5.7%) we held in Markit.

In June 2012, we completed the sale of DB Export Leasing GmbH to Interoute Communications Limited.

Deutsche Bank	1 – Management Report	10
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

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

The Markets Business Division is responsible for the sales, trading and structuring of a wide range of fixed income, equity, equity-linked, foreign exchange and commodities products. The division aims to deliver solutions for the investing, hedging and other needs of customers. As part of increasing the efficiency of the business, our Rates, Flow Credit and FX businesses now operate as an integrated business with a single management team. The Structured Finance business encompasses non-flow financing and structured risk for clients across all industries and asset classes.

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

The PBC Corporate Division comprises three business units under one strategic steering, supported by a joint services and IT platform:

—	Private & Commercial Banking, which comprises all of PBC’s activities in Germany under the Deutsche Bank brand;
—	Advisory Banking International, which covers PBC’s activities in Europe (outside Germany) and Asia including our stake in and partnership with Hua Xia Bank; and
—	Postbank, which comprises, among other businesses, Postbank, norisbank and BHW.

PBC continued to focus on realizing potential from the Private & Commercial Banking business unit by leveraging the integrated commercial banking coverage model for small and medium sized corporate clients. This enables us to capture new opportunities from small and medium sized business clients by improving PBC’s client proximity and cross-divisional collaboration leveraging the expertise of Deutsche Bank Group.

In Continental Europe we operate our Advisory Banking International business unit in five major banking markets: Italy, Spain, Poland, Belgium and Portugal. In Asia, India and China are our core markets. In India, PBC operates a branch network of seventeen branches supported by a mobile sales force. In China, we hold a 19.99 % stake in the Hua Xia Bank, with which we have a strategic partnership and cooperation agreement.

Postbank continues to operate in the market with its own brand. We continued our integration of Postbank into PBC and we seek to significantly strengthen our joint business model and to generate revenue and cost synergies.

Deutsche Bank	1 – Management Report	11
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

We have made the following significant capital expenditures or divestitures since January 1, 2012:

In October 2014, we contributed ownership of the real estate of 90 retail banking branches in Italy to a closed-end institutional real estate fund, “Italian Banking Fund (IBF)” managed by Hines Italy SGR. The contributed real estate had a total value of € 134 million and will mostly be leased back for a period of at least 12 years.

In May 2014, we completed the sale of a 20.2 % stake in Deutsche Herold AG to Zürich Beteiligungs AG, a subsidiary of Zurich Insurance Group AG. Deutsche Bank acquired the 20.2 % stake from a third party immediately ahead of selling it to Zurich. 15.2 % of the disposal to Zurich was based on a share purchase agreement that was entered into by DB and Zurich in 2001. The remaining 5.0 % stake was sold due to Zurich exercising a call option.

In March 2012, Postbank and our wholly owned subsidiary DB Finanz-Holding GmbH (“DB Finanz-Holding”) agreed to enter into a domination and profit and loss transfer agreement according to Section 291 of the German Stock Corporation Act, with DB Finanz-Holding as controlling company and Postbank as dependent. The agreement became effective in June 2012 and reached final legal validity on September 11, 2012. The share in Postbank held at the end of 2014 is 94.1%.

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

We offer Investment and Insurance, Mortgages, Business Products, Consumer Finance, Payments, Cards & Accounts, Deposits and mid-cap related products provided by other divisions as part of our mid-cap joint venture, as well as postal services and non-bank products in Postbank.

Our investment products cover the full range of brokerage products (equities, bonds), mutual/closed-end funds (single- and multi-assets), structured products as well as discretionary portfolio management and securities custody services. In addition we provide life- and non-life insurance products as well as corporate pension schemes to our clients.

We offer standard to complex mortgage solutions and our mortgage product portfolio is complemented by publicly subsidized mortgages, mortgage brokerage and mortgage-related insurance. Our business products focus on managing transactions, risk and liquidity for our clients. In commercial banking and international services we optimize cash flow and market volatility for our clients and support their business expansions. In addition our loan product offering consists of personal installment loans, credit lines and overdrafts as well as point of sale (POS) business.

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

Deutsche Bank	1 – Management Report	12
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

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
—

Online and Mobile Banking: On our websites, we offer clients a broad variety of relevant product information and services including interactive tools, tutorials and rich media content. We provide a high performing transaction-platform for banking, brokerage and self-services, combined with a highly frequented multi-mobile offering for smartphones and tablets. Moreover, we further invest in improvements of selected digital capabilities. This digitization program is being rolled out in all our businesses.

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

Global Transaction Banking Corporate Division

Corporate Division Overview

GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, financing for international trade, lending, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions consist of:

—	Trade Finance and Cash Management Corporates
—	Institutional Cash and Securities Services

We have made the following significant capital expenditures or divestitures since January 1, 2012:

On February 28, 2014, registrar services GmbH was sold to Link Market Services.

On June 1, 2013, the sale of Deutsche Card Services to EVO Payments International was completed.

Products and Services

Trade Finance offers local expertise, a range of international trade products and services (including financing), custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

Deutsche Bank	1 – Management Report	13
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

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

Distribution Channels and Marketing

GTB develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions in this division, in CB&S and in PBC. Leveraging the integrated commercial banking coverage model for small and medium sized corporate clients enables us to capture new opportunities from this client group.

Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany and the Netherlands.

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

Corporate Division Overview

With € 1.0 trillion of invested assets as of December 31, 2014, Deutsche AWM is one of the world’s leading investment organizations. Deutsche AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional active, passive and alternative investments across all major asset classes. Deutsche AWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth (UHNW) individuals and family offices.

Products and Services

Deutsche AWM’s investment capabilities span both active and passive strategies and a diverse array of asset classes including equities, fixed income, real estate, infrastructure, private equity and hedge funds. The division also offers customized wealth management solutions and private banking services, including lending and discretionary portfolio management.

In 2014, Deutsche AWM enhanced its product offering across innovative and high-growth sectors, including expanding products based on the Cash Return on Capital Invested (CROCI) approach, alternative fund offerings and physical replication exchange-traded funds (ETFs), for which it is Europe’s second largest provider (source: Deutsche Bank, Bloomberg Finance LP, Reuters). Additionally, through targeted hires, Deutsche AWM increased its private banking and wealth advisory teams to serve UHNW clients worldwide, and added to institutional and retail coverage teams in the Global Client Group.

Distribution Channels and Marketing

Global Coverage/Advisory teams manage client relationships, provide advice and assist clients to access Deutsche AWM’s products and services. Deutsche AWM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PBC for retail customers and CB&S for selected institutional and corporate clients, as well as through third-party distributors. To ensure holistic service and advice, all clients have a single point of access to Deutsche AWM, with dedicated teams serving specific client groups.

Deutsche AWM created its Key Client Partners (KCP) advisory centers in 2013, to deliver its cross divisional investment banking, corporate banking and asset management capabilities. The global centres give professional investors access to cross-asset class and cross-border investment opportunities and financing solutions in tandem with CB&S.

Deutsche Bank	1 – Management Report	14
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

Non-Core Operations Unit Corporate Division

In the fourth quarter 2012, we established the NCOU to operate as a separate division alongside Deutsche Bank’s core businesses. As set out in Strategy 2015+, our objectives in setting up the NCOU are to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

The NCOU manages assets with a value of approximately € 39 billion and fully loaded RWA equivalent of € 59 billion, as of December 31, 2014.

In addition to managing our global principal investments and holding certain other non-core assets to maturity, targeted de-risking activities within the NCOU are intended to help us reduce risks that are not related to our planned future strategy, thereby reducing both balance sheet and the associated capital demand. In carrying out these targeted de-risking activities, the NCOU will prioritize for exit those positions with less favorable capital and leverage profiles, which is aligned with the Bank’s overall strategic objectives.

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

In RWA terms the majority of NCOU’s assets now relate to legacy CB&S assets, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. NCOU’s portfolio also includes legacy PBC assets such as selected foreign residential mortgages and consumer assets as well as other financial investments no longer deemed strategic for Postbank. The assets previously managed in the former Group Division Corporate Investments relate to the Bank’s global principal investment activities which now primarily consist of our stake in the port operator Maher Terminals.

During 2014, the NCOU continued to reduce risks and achieved a 39 % reduction in total assets. Significant disposals were executed from across portfolios, notably the completion of the sales of BHF-BANK and The Cosmopolitan of Las Vegas.

We have made the following significant divestitures since January 1, 2012:

On December 19, 2014, we closed the sale of Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, to Blackstone Real Estate Partners VII for U.S.$ 1.73 billion, subject to closing purchase price adjustments.

In March 2014, we completed the sale of BHF-BANK to Kleinwort Benson Group and RHJ International for a total consideration of € 347 million primarily in cash (€ 316 million) and the remainder in the form of new shares in RHJ International issued at par value. These shares have also subsequently been sold.

In December 2013, our subsidiary Deutsche Postbank AG completed the sale of an approximately £ 1.4 billion UK commercial real estate loan portfolio to GE Capital Real Estate.

In June 2013, our subsidiary PB Capital Corporation, completed the sale of an approximately U.S.$ 3.7 billion commercial real estate loan portfolio to San Francisco based Union Bank, N.A., an indirect subsidiary of Mitsubishi UFJ Financial Group, Inc.

Deutsche Bank	1 – Management Report	15
Financial Report 2014	Operating and Financial Review Deutsche Bank Group

In May 2013, Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”) fully repaid the remaining exposure (of which € 0.8 billion was allocated to the former Corporate Investments, now part of the NCOU) of ECB-eligible notes guaranteed by the SOFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis).

In January 2013, we completed the sale of our 15 % participation in Dedalus GmbH & Co. KGaA, through which we indirectly held approximately 1.1 % of the shares in EADS N.V., for a consideration of approximately € 250 million.

In October 2012, we exited our exposure to Actavis, the generic pharmaceuticals company, upon completion of Watson Pharmaceuticals’ acquisition of the company.

Infrastructure and Regional Management

The infrastructure group consists of our centralized business support areas. These areas principally comprise control and service functions supporting our five corporate divisions.

This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (i.e., Global Technology Operations, Corporate Services and COO Group Function), CFO functions (i.e., Finance, Tax, Insurance and Treasury), CRO functions (i.e., Credit Risk Management and Market Risk Management), CEO functions (i.e., Communications & Corporate Social Responsibility, Deutsche Bank Research, Group Audit), HR, Special Groups & Works Council, Legal & Audit, Compliance, AML & GRAD (Compliance, Anti-Money Laundering, Government & Regulatory Affairs) and Strategy, Organisation & Transformation (VKO).

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

Significant Capital Expenditures and Divestitures

Information on each Corporate Division’s significant capital expenditures and divestitures from the last three financial years has been included in the above descriptions of the Corporate Divisions.

Since January 1, 2014, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company’s shares.

Deutsche Bank	1 – Management Report	16
Financial Report 2014	Operating and Financial Review Results of Operations

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Condensed Consolidated Statement of Income

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Net interest income	14,272	14,834	15,975	(562)	(4)	(1,141)	(7)

Provision for credit losses	1,134	2,065	1,721	(931)	(45)	344	20

Net interest income after provision for credit losses	13,138	12,769	14,254	369	3	(1,485)	(10)

Commissions and fee income [1]	12,409	12,308	11,809	101	1	500	4

Net gains (losses) on financial assets/liabilities at fair value through profit or loss [1]	4,299	3,817	5,608	481	13	(1,791)	(32)

Net gains (losses) on financial assets available for sale	242	394	301	(152)	(39)	93	31

Net income (loss) from equity method investments	619	369	163	251	68	206	127

Other income (loss)	108	193	(120)	(85)	(44)	313	N/M

Total noninterest income	17,677	17,082	17,761	596	3	(679)	(4)

Total net revenues[2]	30,815	29,850	32,015	965	3	(2,164)	(7)

Compensation and benefits	12,512	12,329	13,490	183	1	(1,160)	(9)

General and administrative expenses	14,654	15,126	15,017	(472)	(3)	110	1

Policyholder benefits and claims	289	460	414	(172)	(37)	46	11

Impairment of intangible assets	111	79	1,886	33	42	(1,808)	(96)

Restructuring activities	133	399	394	(267)	(67)	5	1

Total noninterest expenses	27,699	28,394	31,201	(695)	(2)	(2,807)	(9)

Income before income taxes	3,116	1,456	814	1,660	114	642	79

Income tax expense	1,425	775	498	650	84	277	56

Net income	1,691	681	316	1,010	148	365	116

Net income attributable to noncontrolling interests	28	15	53	13	83	(37)	(71)

Net income attributable to Deutsche Bank shareholders	1,663	666	263	997	150	403	154

N/M – Not meaningful

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	After provision for credit losses.

Net Interest Income

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Total interest and similar income	25,001	25,601	31,593	(600)	(2)	(5,992)	(19)

Total interest expenses	10,729	10,768	15,619	(39)	0	(4,851)	(31)

Net interest income	14,272	14,834	15,975	(562)	(4)	(1,141)	(7)

Average interest-earning assets [1]	1,040,908	1,136,662	1,250,002	(95,754)	(8)	(113,340)	(9)

Average interest-bearing liabilities [1]	851,714	979,245	1,119,374	(127,531)	(13)	(140,129)	(13)

Gross interest yield[2]	2.40%	2.25%	2.53%	0.15 ppt	7	(0.28) ppt	(11)

Gross interest rate paid[3]	1.26%	1.10%	1.40%	0.16 ppt	15	(0.30) ppt	(21)

Net interest spread[4]	1.14%	1.15%	1.13%	(0.01) ppt	(1)	0.02 ppt	2

Net interest margin[5]	1.37%	1.31%	1.28%	0.06 ppt	5	0.03 ppt	2

ppt – Percentage points

[1]	Average balances for each year are calculated in general based upon month-end balances.
[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5]	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Deutsche Bank	1 – Management Report	17
Financial Report 2014	Operating and Financial Review Results of Operations

2014

The decrease in net interest income in 2014 of € 562 million, or 4%, to € 14.3 billion compared to € 14.8 billion in 2013, was primarily driven by lower interest income in NCOU due to asset reductions as a result of our continued de-risking. Overall, the net interest spread decreased by 1 basis point as a result of slightly lower increase of gross interest yield as compared to gross interest rate paid. The net interest margin improved by 6 basis points, mainly due to effects resulting from the aforementioned asset reductions.

2013

The decrease in net interest income in 2013 of € 1.1 billion, or 7%, to € 14.8 billion compared to € 16.0 billion in 2012, was primarily driven by lower interest income on trading assets in CB&S, due to lower client activity reflecting lower liquidity and ongoing market uncertainty. Another main driver of the decline in net interest income was the accelerated de-risking strategy in NCOU. In PBC, slightly reduced margins and a strategic deposit volume reduction in Postbank also impacted net interest income in 2013. Overall, the net interest spread increased by 2 basis points, following an almost parallel decline in gross interest yield and gross interest rate paid. The net interest margin improved by 3 basis points, mainly due to margin improvements in Germany.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %

CB&S – Sales & Trading (equity)	1,066	1,125	991	(58)	(5)	133	13

CB&S – Sales & Trading (debt and other products)	2,487	2,544	4,508	(57)	(2)	(1,964)	(44)

Non-Core Operations Unit	(663)	(374)	(846)	(289)	77	472	(56)

Other	1,408	523	955	886	170	(433)	(45)

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	4,299	3,817	5,608	481	13	(1,791)	(32)

2014

Net gains on financial assets/liabilities at fair value through profit or loss increased by € 481 million to € 4.3 billion for the full year 2014. The main driver for this was an increase of € 886 million in Other, mainly reflecting mark to market gains from interest rate movements in CB&S which was partly offset by an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 289 million in NCOU, which included a loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector in 2014.

2013

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 1.8 billion to € 3.8 billion for the full year 2013. The main driver for this development was a decrease of € 2.0 billion in Sales & Trading (debt and other products), which was primarily driven by lower client activity coupled with a challenging trading environment and market uncertainty impacting Rates and Commodities, as well as by lower revenues in Foreign Exchange due to lower volatility and margin compression. In addition, the decrease was significantly driven by a fall of € 433 million in Other, mainly reflecting the non-recurrence of a prior year refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities in CB&S, and the deconsolidation of funds in Deutsche AWM, offset by increases in other revenues categories and C&A. The increase of € 472 million in NCOU was due to a decrease in net losses on financial assets/liabilities at fair value through profit or loss, mainly driven by a smaller asset base as a result of an accelerated de-risking strategy and fair value movements on some of our non-core assets. The increase of € 133 million in net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (equity) was due to increased client activity and an improved market environment resulting in higher revenues from equity trading.

Deutsche Bank	1 – Management Report	18
Financial Report 2014	Operating and Financial Review Results of Operations

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

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Net interest income	14,272	14,834	15,975	(562)	(4)	(1,141)	(7)

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	4,299	3,817	5,608	481	13	(1,791)	(32)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,570	18,651	21,583	(81)	0	(2,932)	(14)

Breakdown by Corporate Division/product: [1]

Sales & Trading (equity)	2,314	2,129	1,732	185	9	397	23
Sales & Trading (debt and other products)	6,685	6,069	7,851	616	10	(1,782)	(23)
Total Sales & Trading	8,998	8,197	9,582	801	10	(1,385)	(14)

Loan products [2]	695	599	182	95	16	418	N/M

Remaining products [3]	(61)	72	589	(133)	N/M	(517)	(88)

Corporate Banking & Securities	9,632	8,869	10,353	764	9	(1,485)	(14)

Private & Business Clients	5,962	5,966	6,220	(4)	0	(254)	(4)

Global Transaction Banking	2,232	1,984	2,016	248	12	(32)	(2)

Deutsche Asset & Wealth Management	1,505	1,568	1,974	(63)	(4)	(406)	(21)

Non-Core Operations Unit	(573)	245	650	(818)	N/M	(405)	(62)

Consolidation & Adjustments	(187)	19	369	(206)	N/M	(350)	(95)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,570	18,651	21,583	(81)	0	(2,932)	(14)

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

Corporate Banking & Securities (CB&S)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.6 billion in 2014, an increase of € 764 million, or 9%, compared to 2013. In Sales & Trading (debt and other products), the main drivers for the increase were higher revenues in RMBS after having been impacted by de-risking activity and challenging market conditions in 2013, mark-to-market gains in relation to RWA mitigation efforts arising on CVA compared to a loss in 2013, and higher revenues in Credit Solutions due to increased financing. The increase in Sales & Trading (equity) in 2014 was primarily driven by client financing balances in Prime Finance and favorable trading conditions in Equity Derivatives. Revenue from Loan products also increased in the year reflecting investment in the Commercial Real Estate business. These revenue increases were partly offset by a decrease in Remaining products, mainly due to a Debt Valuation Adjustment (DVA) loss of € 126 million (full year 2013: a loss of € 21 million).

Deutsche Bank	1 – Management Report	19
Financial Report 2014	Operating and Financial Review Results of Operations

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.0 billion in 2013, a decrease of € 1.5 billion, or 14%, compared to 2012. This decrease was partly driven by products outside of Sales & Trading. For Remaining products, the decrease was mainly related to the non-recurrence of a refinement in the calculation methodology of the DVA on certain derivative liabilities in 2012. In Sales & Trading (debt and other products), the main drivers for the decrease were lower revenues in RMBS due to de-risking activity undertaken this year, weaker liquidity and market uncertainty, lower revenues in Foreign Exchange due to lower volatility and margin compression and weaker trading revenues in Commodities and Rates. Partly offsetting these were an increase in Loan products due to favourable movements in credit spreads, a lower proportion of lending activity measured at fair value and lower overall hedge costs. The increase in Sales & Trading (equity) in 2013 was primarily driven by non-recurrence of higher dividend payout in 2012 in Equity Derivatives, increased client activity and an improved market environment in Equity Trading business.

Private & Business Clients (PBC)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.0 billion in 2014, a decrease of € 4 million, compared to 2013, primarily reflecting a continued challenging interest rate environment in Europe. This was partly offset by the positive impact of a subsequent gain related to a business sale closed in a prior period.

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.0 billion in 2013, a decrease of € 254 million, or 4%, compared to 2012. This decrease was primarily due to the ongoing low interest rate environment affecting revenues on deposits and a higher negative impact from purchase price allocation on Postbank.

Global Transaction Banking (GTB)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.2 billion in 2014, an increase of € 248 million, or 12%, compared to 2013. The increase was primarily driven by a change of our hedging instruments to manage the interest rate risk which increases our revenues at fair value through profit or loss but is offset in other revenues. Overall, net interest income remained under pressure due to the low interest rate environment.

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

Deutsche Asset & Wealth Management (Deutsche AWM)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.5 billion in 2014, a decrease of € 63 million, or 4%, compared to 2013. Higher net interest revenues in lending, deposits and alternatives were more than offset by an unfavorable change in the fair value of guarantees and negative effects from mark-to-market movements on policyholder positions in Abbey Life.

Deutsche Bank	1 – Management Report	20
Financial Report 2014	Operating and Financial Review Results of Operations

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

Non-Core Operations Unit (NCOU)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were a loss of € 573 million in 2014, a decrease of € 818 million, compared to 2013. The main driver of the decrease was lower net interest revenues due to asset reductions in NCOU as a result of our de-risking strategy. A one-time loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector during the first quarter 2014 also contributed to the fair value losses.

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 245 million in 2013, a decrease of € 405 million, or 62%, compared to 2012. The main driver of the decrease was lower portfolio revenues due to asset reductions across all products in the NCOU. This was a result of an accelerated de-risking strategy, leading overall to a reduction in fair value losses.

Consolidation & Adjustments (C&A)

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were a negative € 187 million in 2014, compared with a gain of € 19 million in 2013. This decrease was largely driven by negative effects from timing differences from different accounting methods used for management reporting and IFRS. This was partially offset by higher income from our capital account, largely resulting from the capital increase.

2013

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a gain of € 19 million in 2013, compared with € 369 million in 2012. This decrease primarily reflected lower positive effects resulting from timing differences from different accounting methods used for management reporting and IFRS. The remaining decline was mainly due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments, for example funding expenses on non-divisionalized assets/liabilities.

Provision for Credit Losses

2014

Provision for credit losses in 2014 was € 1.1 billion, down by € 931 million, or 45 % versus 2013 reflecting material reductions in all businesses. Reduction in NCOU was driven by decreased provision for credit losses in IAS 39 reclassified and commercial real estate assets. Our Core bank benefited from increased releases and a non-recurrence of large single name bookings.

2013

Provision for credit losses recorded in 2013 increased by € 344 million to € 2.1 billion. In NCOU, provision for credit losses increased reflecting a number of single client items, including an item related to the European Commercial Real Estate sector. Provision for credit losses also increased in GTB, related to a single client credit event, and in CB&S, from higher charges relating to shipping companies. These increases were partly offset by lower provisions in PBC reflecting the improved credit environment in Germany.

Deutsche Bank	1 – Management Report	21
Financial Report 2014	Operating and Financial Review Results of Operations

Remaining Noninterest Income

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Commissions and fee income [1]	12,409	12,308	11,809	101	1	500	4

Net gains (losses) on financial assets available for sale	242	394	301	(152)	(39)	93	31

Net income (loss) from equity method investments	619	369	163	251	68	206	127

Other income (loss)	108	193	(120)	(85)	(44)	313	N/M

Total remaining noninterest income	13,379	13,264	12,153	114	1	1,111	9

[1] includes
Commissions and fees from fiduciary activities:

Commissions for administration	404	435	449	(31)	(7)	(13)	(3)

Commissions for assets under management	3,057	2,963	2,609	94	3	354	14

Commissions for other securities business	283	247	239	36	14	8	3

Total	3,745	3,646	3,297	98	3	349	11

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:

Underwriting and advisory fees	2,545	2,378	2,318	167	7	60	3

Brokerage fees	1,488	1,542	1,526	(54)	(3)	15	1

Total	4,033	3,920	3,844	113	3	76	2

Fees for other customer services	4,632	4,742	4,667	(111)	(2)	76	2

Total commissions and fee income	12,409	12,308	11,809	101	1	500	4

N/M – Not meaningful

Commissions and fee income

2014

Total Commissions and fee income increased from € 12.3 billion in 2013 by € 101 million to € 12.4 billion in 2014. Advisory revenues were higher than in the prior year reflecting a higher fee pool and market share gains. Fees for assets under management increased due to a favorable development in European & U.S. exchange traded funds. This was offset by a decrease in Fees for other customer services, mainly triggered by changes in regulatory requirements with regard to payment and card fees as well as lower revenues from Postal Services. Additionally a change in the reporting classification of certain product-related expenses resulted in a further decline.

2013

Total Commissions and fee income increased from € 11.8 billion in 2012 by € 500 million to € 12.3 billion in 2013. Commissions for assets under management increased from a favorable development in the leveraged debt markets globally, which benefited from low interest rates. Underwriting and advisory fees as well as brokerage fees and fees for other customer services improved, driven by higher client activity levels and improved market conditions for global equity trading.

Net gains (losses) on financial assets available for sale

2014

Net gains on financial assets available for sale were € 242 million in 2014 compared to € 394 million in 2013. The decline in 2014 mainly resulted from de-risking activities related to the NCOU.

2013

Net gains on financial assets available for sale were € 394 million in 2013 compared to € 301 million in 2012. The net gain in 2013 mainly resulted from the de-risking activities related to the NCOU portfolio.

Deutsche Bank	1 – Management Report	22
Financial Report 2014	Operating and Financial Review Results of Operations

Net income (loss) from equity method investments

2014

Net gains from equity investments increased from € 369 million in 2013 to € 619 million in 2014. The drivers for this positive effect were prior year impairments in NCOU and an increased equity pick up related to the investment in Hua Xia Bank.

2013

Net gains from equity investments increased from € 163 million in 2012 to € 369 million in 2013. The result in 2013 included € 374 million from an equity pick up related to the investment in Hua Xia Bank.

Other income (loss)

2014

Other income declined from € 193 million in 2013 to € 108 million in 2014. The decline in 2014 was primarily related to the restructuring of the debt financing of Maher Terminals, which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income in NCOU.

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

Noninterest Expenses

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Compensation and benefits	12,512	12,329	13,490	183	1	(1,160)	(9)

General and administrative expenses [1]	14,654	15,126	15,017	(472)	(3)	110	1

Policyholder benefits and claims	289	460	414	(172)	(37)	46	11

Impairment of intangible assets	111	79	1,886	33	42	(1,808)	(96)

Restructuring activities	133	399	394	(267)	(67)	5	1

Total noninterest expenses	27,699	28,394	31,201	(695)	(2)	(2,807)	(9)

N/M – Not meaningful
[1] includes:
	2014	2013	2012	in € m.	in %	in € m.	in %
IT costs	3,333	3,074	2,547	259	8	527	21

Occupancy, furniture and equipment expenses	1,978	2,073	2,115	(95)	(5)	(42)	(2)

Professional service fees [2]	2,029	1,772	1,887	256	14	(115)	(6)

Communication and data services [2]	725	706	756	18	3	(50)	(7)

Travel and representation expenses [2]	500	496	579	4	1	(84)	(14)

Banking and transaction charges [2]	660	743	1,274	(83)	(11)	(532)	(42)

Marketing expenses	313	314	362	0	0	(48)	(13)

Consolidated investments	811	797	760	14	2	37	5

Other expenses [2,3]	4,305	5,151	4,736	(846)	(16)	415	9

Total general and administrative expenses	14,654	15,126	15,017	(472)	(3)	110	1

[2]	In 2014, prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[3]	Includes litigation related expenses of € 1.6 billion in 2014, € 3.0 billion in 2013 and of € 2.6 billion in 2012.

Compensation and benefits

2014

Compensation and benefits increased by € 183 million, or 1%, to € 12.5 billion in 2014 compared to € 12.3 billion in 2013. This primarily reflects higher fixed compensation costs to comply with regulatory requirements, driven significantly by CB&S, as well as strategic hires in our business and control functions. This increase was partly offset by positive effects from the ongoing implementation of OpEx across our Core businesses.

Deutsche Bank	1 – Management Report	23
Financial Report 2014	Operating and Financial Review Results of Operations

2013

Compensation and benefits decreased by € 1.2 billion, or 9%, to € 12.3 billion in 2013 compared to € 13.5 billion in 2012. The reduction reflected a reduced deferred award amortization due to lower deferred grants awarded and positive effects from the ongoing implementation of OpEx.

General and administrative expenses

2014

General and administrative expenses decreased by € 472 million, or 3%, to 14.7 billion in 2014 compared to € 15.1 billion in 2013. The decrease was primarily driven by lower litigation costs of € 1.6 billion compared to € 3.0 billion in 2013 as well as savings from the OpEx program. The decrease was partly offset by higher expenses from regulatory requirements, investments in our Core businesses and charges in relation to loan processing fees in PBC.

2013

General and administrative expenses increased by € 110 million, or 1%, from € 15.0 billion in 2012 to € 15.1 billion in 2013. The increase was primarily driven by higher litigation expenses as well as higher IT costs resulting from cost-to-achieve and project ramp-up costs in 2013. Partly offsetting was the non-recurrence of turnaround measures taken in the Netherlands in 2012. In addition, professional service fees, communication, travel and representation expenses as well as marketing expenses decreased.

Policyholder benefits and claims

2014

Policyholder benefits and claims decreased by € 172 million from € 460 million in 2013 to € 289 million in 2014 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

2013

Policyholder benefits and claims increased by € 46 million from € 414 million in 2012 to € 460 million in 2013 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

Impairment of intangible assets

2014

In 2014, the impairment charges on goodwill and intangibles of € 111 million were mainly attributable to a € 194 million impairment to our Maher Terminal investment, with a partial offset from a write-up on Scudder of € 84 million.

2013

In 2013 the impairment charges on goodwill and intangibles of € 79 million were mainly attributable to the commercial banking activities in the Netherlands. As in 2012, these charges were incurred in respect of the further execution of the turn-around measures as part of the Strategy 2015+.

Restructuring

2014

Restructuring expenses from our OpEx program decreased by € 267 million, or 67%, to € 133 million in 2014 compared to € 399 million in 2013.

2013

In 2013, restructuring expenses of € 399 million resulted from our OpEx program and were virtually unchanged to the prior year.

Deutsche Bank	1 – Management Report	24
Financial Report 2014	Operating and Financial Review Results of Operations

Income Tax Expense

2014

In 2014, income tax expense was € 1.4 billion versus € 775 million in the comparative period. The effective tax rate of 46 % was mainly impacted by non-tax deductible litigation charges and income taxes of prior periods which were partially offset by changes in the recognition and measurement of deferred taxes.

2013

In 2013, income tax expense was € 775 million, which led to an effective tax rate of 53 % compared to an income tax expense of € 498 million and an effective tax rate of 61 % in 2012. The effective tax rate in each of 2013 and 2012 was impacted by expenses that were not deductible for tax purposes, which for 2012 included impairments of goodwill.

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 4 “Business Segments and Related Information” to the consolidated financial statements for information regarding:

—  changes in the format of our segment disclosure;

—  the framework of our management reporting systems and

—  definitions of non-GAAP financial measures that are used with respect to each segment.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2014. Segment results were prepared in accordance with our management reporting systems.

	2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	13,742	9,639	4,146	4,708	211	32,446	(497)	31,949

Provision for credit losses	103	622	156	(7)	259	1,133	1	1,134

Total noninterest expenses	10,348	7,682	2,791	3,685	2,804	27,310	389	27,699
thereof:
Depreciation, depletion and amortization	2	0	0	0	0	2	117	120
Severance payments	46	134	11	10	5	207	36	242
Policyholder benefits and claims	0	0	0	289	0	289	0	289
Restructuring activities	112	9	10	(3)	4	133	0	133
Impairment of intangible assets	0	0	0	(83)	194	111	0	111

Noncontrolling interests	25	1	0	4	(2)	28	(28)	0

Income (loss) before income taxes	3,266	1,335	1,198	1,027	(2,851)	3,975	(859)	3,116

Cost/income ratio	75%	80%	67%	78%	N/M	84%	N/M	87%

Assets[2]	1,213,612	258,381	106,252	81,132	38,853	1,698,230	10,474	1,708,703

Expenditures for additions to long-lived assets	0	108	0	1	0	109	517	626

Risk-weighted assets[3]	175,561	79,571	43,265	16,597	58,538	373,532	20,437	393,969

Average active equity	24,204	14,420	5,860	6,454	7,649	58,588	2,037	60,624

Pre-tax return on average active equity	13%	9%	20%	16%	(37)%	7%	N/M	5%

Post-tax return on average active equity[4]	9%	6%	14%	11%	(25)%	N/M	N/M	3%

[1] Includes:

Net interest income	5,451	5,887	1,875	1,052	90	14,355	(83)	14,272

Net income (loss) from equity method investments	128	431	3	22	34	617	2	619

[2] Includes:

Equity method investments	521	3,154	50	163	170	4,058	85	4,143

N/M – Not meaningful
[3]	Risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded since January 1, 2014.
[4]	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 46 % for the year ended December 31, 2014. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 34 % for the year ended December 31, 2014.

Deutsche Bank	1 – Management Report	25
Financial Report 2014	Operating and Financial Review Results of Operations

	2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	13,526	9,550	4,069	4,735	964	32,844	(929)	31,915

Provision for credit losses	189	719	315	23	818	2,064	0	2,065

Total noninterest expenses	10,162	7,276	2,648	3,929	3,550	27,564	830	28,394
thereof:
Depreciation, depletion and amortization	2	0	0	0	2	5	18	23
Severance payments	26	224	8	5	14	278	25	303
Policyholder benefits and claims	0	0	0	460	0	460	0	460
Restructuring activities	130	22	54	170	25	399	0	399
Impairment of intangible assets	0	7	57	14	0	79	0	79

Noncontrolling interests	16	0	0	1	(3)	15	(15)	0

Income (loss) before income taxes	3,158	1,555	1,107	782	(3,402)	3,200	(1,744)	1,456

Cost/income ratio	75%	76%	65%	83%	N/M	84%	N/M	89%

Assets[2]	1,102,007	265,360	97,240	72,613	63,810	1,601,029	10,371	1,611,400

Expenditures for additions to long-lived assets	12	176	9	7	0	203	539	742

Risk-weighted assets (Basel 2.5)	114,729	73,001	36,811	12,553	52,443	289,537	10,832	300,369

Average active equity[3]	20,161	13,976	5,136	5,864	10,296	55,434	0	55,434

Pre-tax return on average active equity	16%	11%	22%	13%	(33)%	6%	N/M	3%

Post-tax return on average active equity[4]	9%	6%	13%	8%	(19)%	N/M	N/M	1%

[1] Includes:

Net interest income	5,409	5,963	1,930	988	618	14,909	(76)	14,834

Net income (loss) from equity method investments	78	375	3	18	(106)	368	1	369

[2] Includes:

Equity method investments	628	2,563	48	143	171	3,554	28	3,581

N/M – Not meaningful

[3]

Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals; the figures for 2013 were adjusted to reflect this effect.

[4]

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

Deutsche Bank	1 – Management Report	26
Financial Report 2014	Operating and Financial Review Results of Operations

	2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	15,073	9,540	4,200	4,472	1,427	34,711	(975)	33,736

Provision for credit losses	81	781	208	18	634	1,721	0	1,721

Total noninterest expenses	12,071	7,224	3,327	4,299	3,697	30,618	582	31,201
thereof:
Depreciation, depletion and amortization	5	0	0	0	2	8	17	25
Severance payments	164	249	24	42	4	484	59	543
Policyholder benefits and claims	0	0	0	414	0	414	0	414
Restructuring activities	236	0	40	104	12	392	0	394
Impairment of intangible assets	1,174	15	73	202	421	1,886	0	1,886

Noncontrolling interests	17	16	0	1	31	65	(65)	0

Income (loss) before income taxes	2,904	1,519	664	154	(2,935)	2,307	(1,493)	814

Cost/income ratio	80%	76%	79%	96%	N/M	88%	N/M	92%

Assets[2]	1,448,924	282,428	87,997	78,103	113,247	2,010,699	11,576	2,022,275

Expenditures for additions to long-lived assets	15	140	1	1	0	157	477	634

Risk-weighted assets (Basel 2.5)	112,630	72,695	34,976	12,429	84,743	317,472	16,133	333,605

Average active equity[3]	20,213	12,177	4,181	5,916	12,440	54,927	0	54,927

Pre-tax return on average active equity	14%	12%	16%	3%	(24)%	4%	N/M	1%

Post-tax return on average active equity[4]	9%	8%	10%	2%	(15)%	N/M	N/M	0%

[1] Includes:

Net interest income	5,244	6,115	1,964	1,033	1,496	15,851	123	15,975

Net income (loss) from equity method investments	131	312	5	6	(295)	159	4	163

[2] Includes:

Equity method investments	750	2,303	46	131	307	3,538	39	3,577

N/M – Not meaningful
[3]	Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals; the figures for 2012 were adjusted to reflect this effect.
[4]	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 61 % for the year ended December 31, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2012.

Deutsche Bank	1 – Management Report	27
Financial Report 2014	Operating and Financial Review Results of Operations

Corporate Divisions

Corporate Banking & Securities Corporate Division

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %

Net revenues:

Sales & Trading (debt and other products)	6,841	6,806	8,815	35	1	(2,009)	(23)

Sales & Trading (equity)	2,928	2,737	2,288	191	7	449	20

Origination (debt)	1,527	1,557	1,417	(30)	(2)	140	10

Origination (equity)	761	732	518	29	4	214	41

Advisory	580	480	590	100	21	(110)	(19)

Loan products	1,196	1,234	899	(39)	(3)	336	37

Other products	(90)	(21)	547	(70)	N/M	(567)	N/M

Total net revenues	13,742	13,526	15,073	217	2	(1,547)	(10)

Provision for credit losses	103	189	81	(87)	(46)	108	133

Total noninterest expenses	10,348	10,162	12,071	186	2	(1,909)	(16)
thereof:
Restructuring activities	112	130	236	(17)	(13)	(106)	(45)
Impairment of intangible assets	0	0	1,174	0	N/M	(1,174)	N/M

Noncontrolling interests	25	16	17	9	57	(1)	(6)

Income (loss) before income taxes	3,266	3,158	2,904	108	3	255	9

Cost/income ratio	75%	75%	80%	N/M	0 ppt	N/M	(5) ppt

Assets [1]	1,213,612	1,102,007	1,448,924	111,605	10	(346,917)	(24)

Risk-weighted assets [2]	175,561	114,729	112,630	N/M	N/M	2,099	2

Average active equity [3]	24,204	20,161	20,213	4,043	20	(52)	0

Pre-tax return on average active equity	13%	16%	14%	N/M	(2) ppt	N/M	1 ppt

N/M – Not meaningful

1	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2	Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
3	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2014

CB&S reported solid revenues in full year 2014 despite a challenging market environment with low market volatility and client activity in the first half of the year. In the second half of 2014 volatility increased and CB&S saw stronger revenue momentum across the franchise.

Full year 2014 net revenues were € 13.7 billion, an increase of € 217 million, or 2 % from € 13.5 billion in 2013. Net revenues included valuation adjustments relating to Credit Valuation Adjustment (CVA) arising on RWA mitigation efforts, Debt Valuation Adjustment (DVA), Funding Valuation Adjustment (FVA) and refinements in the calculation of IFRS CVA and FVA, totalling a loss of € 299 million (full year 2013: a loss of € 201 million).

Sales & Trading (debt and other products) net revenues were € 6.8 billion, in line with the prior year. Revenues in RMBS were significantly higher, reflecting de-risking activity and a challenging market environment in 2013. Revenues in Distressed Products were higher than the prior year driven by strong performance in Europe. Revenues in Flow Credit were significantly lower than the prior year driven by weaker performance in North America. Core Rates revenues were lower than the prior year driven by FVA losses due to market movements and a calculation refinement, coupled with weaker performance in APAC and Europe. Revenues in Foreign Exchange were lower than the prior year due to lower volatility and reduced client activity notably in the first six months of 2014. Global Liquidity Management, Credit Solutions and Emerging Markets revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 173 million. First, a mark-to-market gain of € 7 million (full year 2013: a loss of € 240 million) relating to RWA mitigation efforts arising on CVA. Second, a loss of € 58 million (full year 2013: nil) relating to a refinement in the calculation of IFRS CVA. Third, a FVA loss of € 122 million (full year 2013: a gain of € 67 million) including a negative impact of € 51 million due to a calculation refinement.

Deutsche Bank	1 – Management Report	28
Financial Report 2014	Operating and Financial Review Results of Operations

Sales & Trading (equity) net revenues were € 2.9 billion, an increase of € 191 million, or 7%, compared to the prior year. Prime Finance revenues were higher than the prior year driven by increased client balances. Equity Trading revenues and Equity Derivatives revenues were both in line with the prior year.

Origination and Advisory net revenues were € 2.9 billion for the full year 2014, an increase of € 99 million, or 4%, compared to the prior year. Revenues in Advisory were higher than the prior year driven by increased fee pool and market share. Revenues in Equity Origination and Debt Origination were both in line with the prior year.

Loan products net revenues were € 1.2 billion for the full year 2014, in line with the prior year.

Net revenues from Other products were negative € 90 million, compared to negative € 21 million in the prior year. Net revenues from Other products included a DVA loss of € 126 million (full year 2013: a loss of € 21 mil-lion), including a gain of € 37 million related to a refinement in the calculation of IFRS CVA.

In provision for credit losses, CB&S recorded a net charge of € 103 million for the full year 2014, a decrease of € 87 million, or 46 % compared to the prior year, driven by decreased provisions in the Shipping portfolio and a net release of provisions in our Leveraged Finance Portfolio.

Noninterest expenses increased by € 186 million or 2 % compared to full year 2013. The increase was due to regulatory required expenditures, platform enhancements and adverse foreign exchange movements. These more than offset the progress on OpEx cost reduction initiatives and lower litigation costs.

Income before income taxes was € 3.3 billion, compared to € 3.2 billion in the prior year, driven by solid revenue performance and lower litigation costs partly offset by higher regulatory costs and cost-to-achieve (CtA) spend.

2013

Full year 2013 performance was significantly impacted by continued market uncertainty, in particular regarding the U.S. Federal Reserve’s decision on tapering its quantitative easing program, coupled with a reduction in liquidity and slowdown in client activity.

Full year 2013 net revenues were € 13.5 billion, a decline of € 1.5 billion, or 10%, from € 15.1 billion in 2012. Net revenues were impacted by three valuation adjustment items. First, a mark-to-market loss of € 265 million related to Credit Valuation Adjustment (CVA) RWA mitigation efforts. Second, a loss of € 21 million related to the impact of a Debt Valuation Adjustment (DVA). Partly offsetting these was a gain of € 85 million related to a Funding Valuation Adjustment (FVA). Excluding these items in both 2013 and 2012, net revenues decreased by € 1.0 billion, or 7%, compared to the full year 2012.

Sales & Trading (debt and other products) net revenues were € 6.8 billion, a decrease of € 2.0 billion, or 23 % compared to the prior year. Revenues in Rates were significantly lower than the prior year, due to lower client activity reflecting weaker liquidity and ongoing market uncertainty. RMBS was impacted by de-risking activity undertaken this year, exacerbated by weaker liquidity and continued market uncertainty, resulting in significantly lower revenues compared to the prior year. Despite increased volumes, revenues in Foreign Exchange were lower than the prior year due to lower volatility and margin compression. Revenues in Flow Credit were lower than the prior year due to weak performance in the Europe region. Revenues in Emerging Market and Distressed Products were in line with the prior year.

Deutsche Bank	1 – Management Report	29
Financial Report 2014	Operating and Financial Review Results of Operations

Sales & Trading (equity) net revenues were € 2.7 billion, an increase of € 449 million, or 20 % compared to the prior year. Equity Trading revenues increased and Equity Derivatives revenues increased significantly from prior year driven by higher client activity and an improved market environment. Prime Finance revenues were in line with the prior year.

Origination and Advisory net revenues were € 2.8 billion for the full year 2013, an increase of € 244 million, or 10%, compared to the prior year. Debt Origination revenues were higher, and Equity Origination revenues were significantly higher than the prior year reflecting strong global market debt and equity issuance activity. Revenues in Advisory were down from the prior year, due to reduced fee pool and deal volumes.

Loan products net revenues were € 1.2 billion for the full year 2013, an increase of € 336 million, or 37%, compared to 2012, due to lower overall hedge costs, a lower proportion of lending activity measured at fair value, favourable movements in credit spreads and continued strengthening in our commercial real estate franchise.

For the full year 2013, net revenues from Other products were negative € 21 million, compared to positive € 547 million in 2012. The decrease was mainly driven by non-recurrence of prior-year positive impact of a refinement in the calculation methodology of a Debt Valuation Adjustment (DVA) implemented in 2012 on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 189 million for the full year 2013, an increase of € 108 million, or 133 % compared to the prior year, driven by increased provisions taken in the Shipping portfolio.

Noninterest expenses decreased by € 1.9 billion or 16 % compared to full year 2012, which included an impairment of intangible assets. Excluding these charges, the decrease was driven by lower compensation and non-compensation expenses reflecting the continued implementation of OpEx measures, coupled with favourable foreign exchange rate movements, partially offset by increased litigation costs.

Income before income taxes was € 3.2 billion, compared to € 2.9 billion in the prior year, driven by non-recurrence of the impairment on intangible assets, lower compensation and non-compensation expenses, partly offset by lower revenues and higher litigation provisions.

Deutsche Bank	1 – Management Report	30
Financial Report 2014	Operating and Financial Review
	Results of Operations

Private & Business Clients Corporate Division
in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Net revenues:

Global credit products	3,463	3,408	3,331	55	2	76	2

Deposits	2,977	3,012	3,175	(34)	(1)	(163)	(5)

Payments, cards & account products	983	1,019	1,027	(36)	(3)	(8)	(1)

Investment & insurance products	1,308	1,220	1,146	88	7	74	6

Postal and supplementary Postbank Services	416	434	454	(17)	(4)	(20)	(4)

Other products	491	457	407	33	7	51	12

Total net revenues	9,639	9,550	9,540	89	1	10	0

Provision for credit losses	622	719	781	(97)	(13)	(62)	(8)

Total noninterest expenses	7,682	7,276	7,224	406	6	52	1
thereof:
Impairment of intangible assets	0	7	15	(7)	N/M	(8)	(54)

Noncontrolling interests	1	0	16	0	46	(15)	(97)

Income (loss) before income taxes	1,335	1,555	1,519	(220)	(14)	35	2

Cost/income ratio	80%	76%	76%	N/M	4 ppt	N/M	0 ppt

Assets[1]	258,381	265,360	282,428	(6,978)	(3)	(17,068)	(6)

Risk-weighted assets[2]	79,571	73,001	72,695	N/M	N/M	306	0

Average active equity[3]	14,420	13,976	12,177	444	3	1,799	15

Pre-tax return on average active equity	9%	11%	12%	N/M	(2) ppt	N/M	(1) ppt

Breakdown of PBC by business

Private & Commercial Banking:

Net revenues	3,855	3,704	3,741	150	4	(36)	(1)

Provision for credit losses	79	128	174	(49)	(38)	(46)	(26)

Noninterest expenses	3,533	3,237	3,098	296	9	139	4

Income before income taxes	243	339	468	(96)	(28)	(129)	(28)

Advisory Banking International:

Net revenues	2,134	2,052	1,971	82	4	81	4

Provision for credit losses	272	248	211	24	10	37	17

Noninterest expenses	1,179	1,139	1,217	41	4	(78)	(6)

Income before income taxes	683	666	543	17	3	122	22

Postbank:[4]

Net revenues	3,651	3,794	3,828	(143)	(4)	(34)	(1)

Provision for credit losses	271	343	395	(71)	(21)	(52)	(13)

Noninterest expenses	2,970	2,900	2,910	70	2	(9)	0

Noncontrolling interests	1	0	15	0	69	(15)	(97)

Income before income taxes	409	550	508	(141)	(26)	43	8

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2] Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3] See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[4] Contains the major core business activities of Postbank AG as well as BHW and norisbank.
Additional information
in € bn.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € bn.	in %	in € bn.	in %

Invested assets[1]	291	282	293	9	3	(11)	(4)

Net new money	6	(15)	(10)	21	N/M	(6)	58

N/M – Not meaningful

[1]    We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Deutsche Bank	1 – Management Report	31
Financial Report 2014	Operating and Financial Review Results of Operations

2014

PBC’s business environment remained challenging during 2014 with headwinds including further declines in interest rates, tighter regulation and significant non-recurring charges regarding loan processing fees triggered by two rulings in May and October 2014 of the German Federal Court of Justice (Bundesgerichtshof). Despite the challenging environment, PBC’s revenues grew on a year-on-year basis reflecting an upturn in client activity in respect of Investment & Insurance Products and growth in certain Credit products, primarily in Germany. Provision for credit losses also improved in the period reflecting the quality of the loan portfolio.

PBC’s reported full year result declined compared with 2013 due to the above-mentioned impact of € 400 million for the reimbursement of loan processing fees. Appropriate provisions for loan processing fees were booked in 2014 and on this basis we expect no further impact in 2015 and beyond.

Net revenues in PBC increased by € 89 million, or 1%, compared to 2013. Growth in revenues from Investment & Insurance products of € 88 million, or 7%, reflected net asset inflows and higher transaction levels, mainly in securities. Net revenues from Credit products increased by € 55 million, or 2%, primarily driven by increased loan volumes, especially in German Mortgages. Net revenues from Other products increased by € 33 million, or 7%, mainly reflecting the impacts of a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period, gains from securities sales in DB Bauspar, as well as growth in the performance of the Hua Xia Bank equity investment. This was partly offset by decreased revenues related to Postbank nonoperating activities. Additionally, 2013 was positively impacted by a partial release of loan loss allowances in Postbank, which were reported in Other product revenues as the allowances were recognized prior to consolidation. Net revenues from Payments, Cards & Accounts decreased by € 36 million, or 3%, mainly triggered by changes in regulatory requirements with regard to payment and card fees. Net revenues from Deposits decreased by € 34 million, or 1%, due to the continued challenging interest rate environment in Europe as well as a result of de-leveraging mainly in Postbank. Net revenues from Postal and supplementary Postbank Services declined by € 17 million, or 4%, due to a change in the reporting classification of certain product-related expenses previously reported in other revenues.

Provision for credit losses decreased by € 97 million, or 13%, versus prior year period, benefiting from a favorable environment in Germany. In the prior year, an additional credit of € 86 million was recorded in other interest income, representing a partial release of loan loss allowances in Postbank as well as improved credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 406 million, or 6%, compared to 2013. 2014 was significantly impacted by € 400 million of charges relating to loan processing fees following the above-mentioned changes triggered by recent German legal decisions. Additionally, higher infrastructure expenses, mainly caused by regulatory requirements, resulted in cost increases. Offsetting these expense increases in 2014 was the gain from the disposition of real estate in Europe. Noninterest expenses in 2013 also included an item of comparable size which was related to a release of a provision in respect of the Hua Xia Bank credit card cooperation. Expenditures for our OpEx and Postbank integration programs decreased by € 42 million, or 8%, in line with the progress of these programs. Additionally, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program.

Income before income taxes decreased by € 220 million, or 14%, compared to 2013, mainly driven by charges for loan processing fees as mentioned above.

Invested assets increased by € 9 billion versus December 31, 2013, due to € 6 billion in net inflows, mainly in securities, and additional market appreciation.

Deutsche Bank	1 – Management Report	32
Financial Report 2014	Operating and Financial Review
	Results of Operations

2013

PBC delivered a stable operating performance, in an environment of low interest rates and the muted client investment activity in Germany. The lending environment in 2013 was benign, with provision for credit losses below the prior years. The European markets in which we operate besides Germany were marked by a reduced credit activity that was compensated with increased business in Investment Products. The turmoil in the Chinese and Indian financial markets, observed in the last months of 2013, did not materially impact our operations in these countries.

Net revenues increased slightly by € 10 million as compared to 2012. Higher revenues from credit products, investment & insurance products and other products were compensated by lower revenues from deposits, related to the ongoing low interest rate environment and higher negative impact from purchase price allocation on Postbank. Revenues from credit products increased by € 76 million, or 2%, mainly reflecting mortgage volume growth in Private & Commercial Banking and higher consumer finance margins in Advisory Banking International. Revenues from investment & insurance products increased by € 74 million, or 6%, driven by higher transaction volumes in Advisory Banking International and higher revenues from discretionary portfolio management in Private & Commercial Banking. Revenues from other products increased by € 51 million, or 12%, benefitting from the performance of Hua Xia Bank, partly offset by several, mainly Postbank related, one-off items. Net revenues from Postal and supplementary Postbank Services declined by € 20 million, or 4%, reflecting usual revenue fluctuations. Net revenues from payments, cards and accounts remained stable.

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

Noninterest expenses increased by € 52 million, or 1%, compared to 2012 due to higher costs-to-achieve of € 112 million, related to Postbank integration and to OpEx, as well as higher cost allocations from infrastructure functions, which were mostly counterbalanced by savings, mainly driven by realization of synergies from Postbank.

Income before income taxes increased by € 35 million, or 2%, versus 2012, despite higher costs-to-achieve of € 112 million.

Invested assets were down by € 11 billion mainly driven by € 15 billion net outflows, mostly in deposits, partly offset by € 4 billion market appreciation.

Deutsche Bank	1 – Management Report	33
Financial Report 2014	Operating and Financial Review Results of Operations

Global Transaction Banking Corporate Division

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %

Net revenues:

Transaction services	4,146	4,069	4,200	76	2	(130)	(3)

Other products	0	0	0	0	N/M	0	N/M

Total net revenues	4,146	4,069	4,200	76	2	(130)	(3)

Provision for credit losses	156	315	208	(159)	(50)	107	52

Total noninterest expenses	2,791	2,648	3,327	144	5	(680)	(20)
thereof:
Restructuring activities	10	54	40	(44)	(81)	13	33
Impairment of intangible assets	0	57	73	(57)	N/M	(16)	(22)

Noncontrolling interests	0	0	0	0	N/M	0	N/M

Income (loss) before income taxes	1,198	1,107	664	92	8	442	67

Cost/income ratio	67%	65%	79%	N/M	2 ppt	N/M	(14) ppt

Assets[1]	106,252	97,240	87,997	9,012	9	9,243	11

Risk-weighted assets[2]	43,265	36,811	34,976	N/M	N/M	1,835	5

Average active equity[3]	5,860	5,136	4,181	724	14	955	23

Pre-tax return on average active equity	20%	22%	16%	N/M	(1) ppt	N/M	6 ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2014

In 2014, net revenues and income before income taxes in GTB developed solidly, despite a persistently challenging market environment, as reflected by further cuts to already low interest rates, heightened geopolitical risks and a highly competitive business environment. Noninterest expenses in 2014 and 2013 were impacted by specific items. 2014 contained a litigation-related charge, whereas the performance in 2013 included higher expenses for the turn-around of our commercial banking activities in the Netherlands as part of the Strategy 2015+ as well as an impairment of an intangible asset.

Net revenues increased by € 76 million, or 2%, compared to 2013 including a gain on the sale of registrar services GmbH in 2014 and the sale of Deutsche Card Services in 2013. In Trade Finance, revenues in-creased due to strong volumes and stabilizing margins especially in Asia and Europe. Securities Services benefited from increasing volumes. Revenues in Cash Management remained under pressure in the ongoing low interest rate environment.

Provision for credit losses decreased by € 159 million, or 50%, compared to 2013. The decrease primarily related to the non-recurrence of a single client credit event in Trade Finance recorded in 2013.

Noninterest expenses increased by € 144 million, or 5%, compared to 2013. As mentioned above, 2014 included a litigation-related charge, while the prior year was impacted by higher expenses related to the Strategy 2015+. This contained higher cost-to-achieve related to the OpEx program for the turn-around in the Netherlands and an impairment of an intangible asset. Excluding those items, noninterest expenses increased due to higher revenue-related expenses as well as increased costs to comply with regulatory requirements. Furthermore, investments to enable business growth contributed to the cost increase.

Income before income taxes increased by € 92 million, or 8%, compared to 2013 due to lower provision for credit losses following the single client credit event in 2013 as well as higher revenues. This was partly offset by an increased cost base.

Deutsche Bank	1 – Management Report	34
Financial Report 2014	Operating and Financial Review
	Results of Operations

2013

Despite the challenging market conditions in 2013, GTB’s profitability increased compared to 2012. Both periods included specific items related to the execution of the Strategy 2015+. 2013 was impacted by the specific items mentioned above, and the results in 2012 included a litigation-related charge, the settlement of the credit protection received from the seller as part of the turn-around measures of the commercial banking activities in the Netherlands as well as an impairment of an intangible asset.

Net revenues decreased by € 130 million, or 3%, compared to 2012, which included the aforementioned settlement payment related to the turn-around measures in the Netherlands. 2013 contained a gain from the sale of Deutsche Card Services. Throughout 2013, the macroeconomic environment proved to be challenging with persistent low interest rates in core markets, and competitive pressures on margins. Furthermore, foreign exchange movements compared to 2012 adversely impacted GTB’s result reported in Euro. Excluding the above headwinds and specific items, revenues increased versus 2012 with growth materializing in Asia-Pacific (APAC) and the Americas. Net revenues in Trade Finance were stable benefiting from strong volumes which offset the impact from the competitive margin environment. Securities Services showed a robust performance in this market environment based on higher volumes. Revenues in Cash Management benefited from strong transaction volumes and client balances.

Provision for credit losses increased by € 107 million, or 52%, versus 2012. The increase was primarily driven by a single client credit event in Trade Finance, partly offset by lower provisions in the commercial banking activities in the Netherlands.

Noninterest expenses decreased by € 680 million, or 20%, compared to 2012, mainly driven by the non-recurrence of the aforementioned litigation-related charge as well as lower turn-around charges in the Netherlands. Cost-to-achieve related to the OpEx program of € 109 million increased by € 68 million versus 2012. Excluding these charges, noninterest expenses were lower than in 2012 due to the continued focus on cost management. This was partly offset by an increase in expenses related to higher business activity and the execution of the Strategy 2015+.

Income before income taxes increased by € 442 million, or 67%, compared to 2012 due to specific items incurred in 2012 such as litigation and turn-around measures of the commercial banking activities in the Netherlands.

Deutsche Bank	1 – Management Report	35
Financial Report 2014	Operating and Financial Review
	Results of Operations

Deutsche Asset & Wealth Management Corporate Division

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %

Net revenues:

Management Fees and other recurring revenues	2,601	2,441	2,282	161	7	158	7

Performance and transaction fees and other non recurring revenues	826	924	905	(97)	(11)	19	2

Net Interest revenues	624	578	496	45	8	83	17

Other product revenues	367	299	369	68	23	(70)	(19)

Mark-to-market movements on policyholder positions in Abbey Life	291	494	420	(202)	(41)	74	18

Total net revenues	4,708	4,735	4,472	(27)	(1)	263	6

Provision for credit losses	(7)	23	18	(30)	N/M	5	29

Total noninterest expenses	3,685	3,929	4,299	(245)	(6)	(370)	(9)
thereof:
Policyholder benefits and claims	289	460	414	(172)	(37)	46	11
Restructuring activities	(3)	170	104	(173)	N/M	66	63
Impairment of intangible assets	(83)	14	202	(97)	N/M	(188)	(93)

Noncontrolling interests	4	1	1	2	N/M	0	60

Income (loss) before income taxes	1,027	782	154	245	31	628	N/M

Cost/income ratio	78%	83%	96%	N/M	(5) ppt	N/M	(13) ppt

Assets[1]	81,132	72,613	78,103	8,519	12	(5,490)	(7)

Risk-weighted assets[2]	16,597	12,553	12,429	N/M	N/M	124	1

Average active equity[3]	6,454	5,864	5,916	590	10	(52)	(1)

Pre-tax return on average active equity	16%	13%	3%	N/M	3 ppt	N/M	11 ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.
[3]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Additional information

in € bn.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € bn.	in %	in € bn.	in %

Invested assets[1]	1,039	923	920	116	13	3	0

Net new money	40	(13)	(25)	53	N/M	12	(48)

N/M – Not meaningful

[1]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2014

In 2014, Deutsche AWM continued to benefit from higher assets under management following elevated market levels, increased net new money, and the positive foreign exchange impact from the strengthening of the U.S. dollar, which have positively increased recurring revenue streams. Performance continues to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenges deposit revenue margins. Overall net revenues have decreased following lower mark-to-market movements on policyholder positions in Abbey Life, which have been offset by lower Policyholder benefits and claims within noninterest expenses.

In Deutsche AWM, net revenues for full year 2014 were € 4.7 billion, a decrease of € 27 million, or 1%, compared to 2013.

Management Fees and other recurring revenues increased by € 161 million, or 7%, due to an increase of average assets under management driven by positive net new money from clients, favorable foreign exchange development and market appreciation. Performance and transaction fees and other non-recurring revenues were down € 97 million, or 11%, driven by lower performance fees in asset management, and lower transactional revenues from fixed income and foreign exchange products for private clients. Net interest revenues increased by € 45 million, or 8%, due to increased lending volumes, recovery of prior period interest, and improved lending margins. Other product revenues increased compared to 2013 by € 68 million, or 23%,

Deutsche Bank	1 – Management Report	36
Financial Report 2014	Operating and Financial Review Results of Operations

partly due to higher revenues from alternatives partially offset by unfavorable change in fair value of guarantees, which have been impacted by the fall in long-term interest rates. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 202 million, or 41 % versus 2013, largely offset in noninterest expenses.

Provision for credit losses decreased by € 30 million mainly resulting from lower specific client-related lending provisions and the recovery of prior charges in 2014.

Noninterest expenses were down € 245 million, or 6%, compared to 2013, mainly driven by lower policyholder benefits, reversal of intangible write-downs for Scudder, lower costs-to-achieve related to OpEx and the positive impact of ongoing OpEx program measures and lower litigation costs. This was partially offset by strategic hiring and one-time effects in compensation to comply with regulatory requirements and pension changes.

Income before income taxes was € 1.0 billion in 2014, an increase of € 245 million compared to 2013. Slightly lower revenue performance was more than offset by decreased provision for credit losses and noninterest expenses.

Invested assets in Deutsche AWM were € 1.0 trillion as of December 31, 2014, an increase of € 116 billion, or 13%, versus December 31, 2013, mainly driven by foreign currency movements of € 50 billion, market appreciation of € 43 billion and inflows of € 40 billion.

2013

In 2013, Deutsche AWM benefited from the increase in equity and bond markets. In addition, Deutsche AWMs initiative to improve its operating platform delivered cost efficiencies.

In Deutsche AWM net revenues for full year 2013 were € 4.7 billion, an increase of € 263 million, or 6%, compared to 2012.

Management Fees and other recurring revenues increased by € 158 million, or 7%, due to an increase of the average assets under management for the year following positive market conditions as well as margin improvements arising from a favorable shift in product mix from growth in Alternatives and private clients. Mark-to-market movements on policyholder positions in Abbey Life increased by € 74 million, or 18 % versus 2012, largely offset in noninterest expenses. Net interest revenues increased by € 83 million, or 17%, due to strong growth in lending revenues for securitized loans and commercial mortgages. Performance and transaction fees and other non recurring revenues were up € 19 million, or 2%, driven by higher performance fees across Alternatives and actively managed funds. Other product revenues decreased compared to 2012 by € 70 million, or 19 % mainly due to a gain on the sale of the Value Retail business in the prior year.

Provision for credit losses increased by € 5 million compared to 2012 mainly resulting from a specific client lending provision in Switzerland.

Noninterest expenses were down € 370 million, or 9%, compared to 2012 mainly due to headcount reductions related to OpEx in 2013 as well as Scudder and IT related impairments in 2012, partly offset by the aforementioned effect related to Abbey Life.

Income before income taxes was € 782 million in 2013, an increase of € 628 million compared to 2012. This reflects a solid revenue performance, impairments taken in 2012 as well as our progress made on OpEx in 2013.

Invested assets in Deutsche AWM were € 923 billion as of December 31,2013, an increase of € 3 billion versus December 31, 2012, mainly driven by market appreciation of € 40 billion, partly offset by foreign currency effects, outflows and other movements. Net outflows were primarily driven by low-margin institutional clients partially offset by € 11 billion inflows from private clients.

Deutsche Bank	1 – Management Report	37
Financial Report 2014	Operating and Financial Review Results of Operations

Non-Core Operations Unit Corporate Division

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Net revenues	211	964	1,427	(753)	(78)	(463)	(32)

thereof:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(573)	245	650	(818)	N/M	(405)	(62)

Provision for credit losses	259	818	634	(559)	(68)	185	29

Total noninterest expenses	2,804	3,550	3,697	(746)	(21)	(147)	(4)
thereof
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Restructuring activities	4	25	12	(20)	(83)	13	104
Impairment of intangible assets	194	0	421	194	N/M	(421)	N/M

Noncontrolling interests	(2)	(3)	31	1	(24)	(34)	N/M

Income (loss) before income taxes	(2,851)	(3,402)	(2,935)	551	(16)	(467)	16

Cost/income ratio	N/M	N/M	N/M	N/M	N/M	N/M	N/M

Assets[1]	38,853	63,810	113,247	(24,957)	(39)	(49,437)	(44)

Risk-weighted assets[2]	58,538	52,443	84,743	N/M	N/M	(32,300)	(38)

Average active equity[3]	7,649	10,296	12,440	(2,647)	(26)	(2,143)	(17)

Pre-tax return on average active equity	(37%)	(33)%	(24)%	N/M	(4) ppt	N/M	(9) ppt

N/M – Not meaningful

[1]	Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
[2]	Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since Jan
[3]	See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2014

During 2014, NCOU continued to execute its de-risking strategy with specific focus on the disposal of operating assets previously held in the former Corporate Investments division. Sales completed in 2014 included BHF-BANK and The Cosmopolitan of Las Vegas. These were supplemented by the further winding down of legacy banking assets, such as the early termination of some of the credit derivative protection currently in the monoline portfolio together with the sale of underlying bonds as well as a significant reduction in CRD IV exposure from the credit correlation portfolio. Asset de-risking in 2014 has delivered net gains of € 181 million.

Net revenues for the NCOU in the reporting period decreased by € 753 million, or 78 % to € 211 million. This reflects a lower level of portfolio revenues in line with the asset reductions achieved and lower de-risking gains partially offset by lower valuation adjustments in the period. In 2014 specific items included € 314 million of accumulated mark-to-market loss on a swap transaction relating to the restructuring of the debt financing of Maher Terminals which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income and a € 151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector. Net revenues in 2013 included a € 183 million loss related to the sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA) and mortgage repurchase costs of € 122 million.

Provisions for credit losses decreased by € 559 million, or 68%, in comparison to 2013, driven by a decrease in provisions for credit losses in IAS 39 reclassified and commercial real estate assets.

Noninterest expenses decreased by € 746 million, or 21 % in comparison to 2013, predominately due to lower litigation-related expenses. Direct costs have also decreased by € 327 million, or 21 % driven by the sale of BHF-BANK in the year as well as other de-risking measures. This was offset by a specific impairment charge of € 194 million taken against our investment in Maher Terminals in the current period.

The loss before income taxes was € 2.9 billion, a decrease of € 551 million compared to the prior year. Lower revenues and lower credit losses reflect the progress of de-risking, while noninterest expenses were lower but continued to be impacted by the timing and nature of specific items.

Deutsche Bank	1 – Management Report	38
Financial Report 2014	Operating and Financial Review Results of Operations

2013

Net revenues decreased by € 463 million, or 32%, compared to 2012 driven by the reduction in portfolio revenues which have fallen in line with asset levels. In 2013 specific items included € 183 million loss related to the expected sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA), mortgage repurchase costs of € 122 million and the impact from various impairments which were partially offset by an increase in net de-risking gains generated in the period. Net revenues in 2012 included negative effects related to an impairment of € 257 million to our previously held exposure in Actavis Group, refinements of the CVA methodology of € 203 million and mortgage repurchase costs of € 233 million.

Provision for credit losses increased by € 185 million, or 29 % in comparison to 2012, mainly due to specific credit events seen across portfolios including in exposures to European Commercial Real Estate.

Noninterest expenses decreased by € 147 million compared to 2012. The movement includes higher litigation related costs offset by the non-recurrence of the impairment of intangible assets of € 421 million reported in the prior year.

The loss before income taxes was € 3.4 billion, an increase of € 467 million compared to the prior year. Lower net revenues were the main driver, but each period was impacted by the timing and nature of specific items.

Consolidation & Adjustments
in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %

Net revenues[1]	(497)	(929)	(975)	432	(47)	46	(5)

Provision for credit losses	1	0	0	0	38	0	N/M

Total noninterest expenses	389	830	582	(440)	(53)	247	42

Noncontrolling interests	(28)	(15)	(65)	(13)	82	49	(76)

Income (loss) before income taxes	(859)	(1,744)	(1,493)	885	(51)	(251)	17

Assets[2]	10,474	10,371	11,576	102	1	(1,205)	(10)

Risk-weighted assets[3]	20,437	10,832	16,133	N/M	N/M	(5,300)	(33)

Average active equity[4]	2,037	0	0	2,037	N/M	0	N/M

N/M – Not meaningful

[1] Net interest income and noninterest income.

[2] Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.

[3] Risk weighted assets are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014. Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group’s pension schemes. The decrease of risk-weighted assets in 2013 was primarily driven by the de-risking initiatives in our pension assets.

[4] Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in Note 4 “Business Segments and Related Information”.

2014

In 2014, C&A net revenues of negative € 497 million included negative € 336 million related to spreads for capital instruments and a € 66 million loss from a FVA on internal uncollateralized derivatives between Treasury and CB&S; the aforementioned items amounted in 2013 negative € 330 million in spreads for capital instruments and negative € 276 million from FVA due to its first time inclusion in that year. Revenues in 2014 also reflected negative € 172 million in valuation and timing differences compared to negative € 249 million in 2013 as volatility in USD/EUR cross-currency basis spreads was down and effect from own credit spread decreased.

Noninterest expenses of € 389 million declined by 53 % compared to prior year mainly due to a € 528 million non-recurring major litigation charge in 2013. Noninterest expenses also included € 342 million in charges related to bank levies compared to € 197 million in 2013.

Noncontrolling interests were € 28 million in 2014, mainly due to a Structured Finance transaction compared to € 15 million in 2013 primarily due to Postbank; these noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&A.

Deutsche Bank	1 – Management Report	39
Financial Report 2014	Operating and Financial Review Results of Operations

Loss before income taxes at € 859 million compared to a loss of € 1.7 billion in 2013. The result was primarily driven by the non-recurrence of major litigation items partly offset by higher bank levies.

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

Noninterest expenses of € 830 million were up 42 % compared to prior year mainly due to litigation related charges, including € 528 million related to settlement with Kirch Group. Partly offsetting was a correction of historical internal cost allocation in 2013. Noninterest expenses in 2013 also included bank levy-related charges of € 197 million.

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

Deutsche Bank	1 – Management Report	40
Financial Report 2014	Operating and Financial Review Financial Position

Financial Position

			2014 increase (decrease) from 2013
in € m.	Dec 31, 2014	Dec 31, 2013	in € m.	in %

Cash and due from banks	20,055	17,155	2,900	17

Interest-earning deposits with banks	63,518	77,984	(14,466)	(19)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	43,630	48,233	(4,603)	(10)

Trading assets	195,681	210,070	(14,389)	(7)

Positive market values from derivative financial instruments	629,958	504,590	125,368	25

Financial assets designated at fair value through profit or loss	117,285	184,597	(67,311)	(36)
thereof:
Securities purchased under resale agreements	60,473	116,764	(56,291)	(48)
Securities borrowed	20,404	32,485	(12,082)	(37)

Loans	405,612	376,582	29,030	8

Brokerage and securities related receivables	115,054	83,185	31,869	38

Remaining assets	117,910	109,004	8,905	8

Total assets	1,708,703	1,611,400	97,303	6

Deposits	532,931	527,750	5,181	1

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	13,226	15,685	(2,459)	(16)

Trading liabilities	41,843	55,804	(13,961)	(25)

Negative market values from derivative financial instruments	610,202	483,428	126,774	26

Financial liabilities designated at fair value through profit or loss	37,131	90,104	(52,973)	(59)
thereof:
Securities sold under repurchase agreements	21,053	73,642	(52,590)	(71)
Securities loaned	1,189	1,249	(60)	(5)

Other short-term borrowings	42,931	59,767	(16,836)	(28)

Long-term debt	144,837	133,082	11,755	9

Brokerage and securities related payables	143,210	118,992	24,219	20

Remaining liabilities	69,170	71,822	(2,653)	(4)

Total liabilities	1,635,481	1,556,434	79,047	5

Total equity	73,223	54,966	18,257	33

Movements in Assets

The overall increase of € 97 billion (or 6%) as of December 31, 2014, compared to December 31, 2013 was primarily driven by a € 125 billion increase in positive market values from derivative financial instruments during the period, primarily related to interest rate and foreign exchange products in the fourth quarter, despite significant activity in trade restructuring and novation to reduce exposure.

The overall balance sheet movements include an increase of € 91 billion due to foreign exchange rate movements, in particular related to the significant strengthening of the US dollar versus the euro, which accounted for € 79 billion of the increase, primarily during the second half of the year.

Brokerage and securities related receivables contributed € 32 billion to the overall growth, mainly resulting from higher collateral requirements corresponding to the increase in negative market values from derivative financial instruments.

Loans increased by € 29 billion, with exposure increases in CB&S, Deutsche AWM and GTB partly being offset by managed reductions in our NCOU.

Financial assets available for sale (reported as part of remaining assets) increased by € 16 billion driven mainly by a € 12 billion increase in highly liquid securities held in the Group’s Strategic Liquidity reserve. These increases are the result of the ongoing optimization of our liquidity reserves.

These increases were partially offset by a € 73 billion decrease in central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, mainly driven by reductions in our secured financing provided to clients, a decrease in securities borrowing for

Deutsche Bank	1 – Management Report	41
Financial Report 2014	Operating and Financial Review Financial Position

shorts coverage corresponding to the reduction of short positions as well as a result of the adoption of IAS 32 R in 2014, allowing for the offsetting of financial assets and financial liabilities for bilateral reverse repos and repos under certain conditions.

Trading assets decreased by € 14 billion, primarily driven by debt securities, slightly being offset by an increase in equity securities.

Interest-earning deposits with banks decreased in the same period by € 14 billion, partially being offset by an increase of € 3 billion in cash and due from banks, primarily as a consequence of managed reductions in wholesale deposits.

Movements in Liabilities

As of December 31, 2014, total liabilities increased by € 79 billion (or 5%) compared to year-end 2013.

Negative market values from derivative financial instruments increased by € 127 billion and brokerage and securities related payables were up by € 24 billion compared to December 31, 2013, primarily due to the same reasons that drove the movements in positive market values from derivative financial instruments and brokerage and securities related receivables outlined above.

Long-term debt increased by € 12 billion, primarily from higher funding activities which exceeded the amount of debt that matured during the year.

Deposits were up by € 5 billion, with increases in our funding through transaction banking and retail partly being offset by lower volumes from unsecured wholesale funding.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have decreased by € 55 billion in total, mainly driven by reductions in our secured financing provided to clients and as a result of the adoption of IAS 32 R in 2014, allowing for the offsetting of financial assets and financial liabilities for bilateral reverse repos and repos under certain conditions.

Other short-term borrowings were down by € 17 billion, primarily due to lower issuances in CB&S and, to a lesser extent, in GTB.

Trading liabilities decreased by € 14 billion, primarily driven by debt securities, slightly offset by an increase in equity securities.

Similar to total assets, the overall increase in liabilities also reflects the impact of foreign exchange rate movements during the year.

Liquidity

Liquidity reserves amounted to € 184 billion as of December 31, 2014 (compared to € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of December 31, 2014 (under the combined scenario).

Equity

Total equity as of December 31, 2014 increased by € 18.3 billion compared to December 31, 2013. The main factors contributing to this development were a capital increase of € 8.5 billion from the issuance of 359,8 million new common shares in June 2014 and the issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 4.7 billion on May 20 and on November 19, 2014. Further contributing to the increase were net income attributable to Deutsche Bank shareholders of € 1.7 billion, positive effects from exchange rate changes of € 2.9 billion (especially in the U.S. dollar), unrealized net gains on financial assets available for sale of € 1.4 billion, which mainly resulted from improved market

Deutsche Bank	1 – Management Report	42
Financial Report 2014	Operating and Financial Review Financial Position

prices of debt securities from European issuers. Partly offsetting were cash dividends paid to Deutsche Bank shareholders of € 765 million.

Regulatory Capital

The calculations of the regulatory capital numbers and ratios presented in this report include year-end profits after the deduction of a dividend payment of € 0.75 per share proposed by the Management Board to the Supervisory Board and the Annual General Meeting. For further details we refer to our paragraph “Treatment of year-end profits for the solvency report” in the section “Risk Report – Regulatory Capital”.

The calculation of our regulatory capital as of December 31, 2013 is based on the “Basel 2.5” framework. Starting January 1, 2014, the calculation of our regulatory capital, risk-weighted assets and capital ratios incorporates the capital requirements following the Capital Requirements Regulation (CRR) and Capital Requirements Directive 4 (CRD 4), published on June 27, 2013 including certain transitional rules. Therefore when referring to the results according to the transitional rules that are currently applicable to us, we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final framework we use the term “fully loaded CRR/CRD 4”.

Our Tier 1 capital according to CRR/CRD 4 as of December 31, 2014 was € 63.9 billion resulting in a CRR/CRD 4 Tier 1 capital ratio of 16.1%. As of December 31, 2013, our Tier 1 capital according to Basel 2.5 was € 50.7 billion, resulting in a Basel 2.5 Tier 1 capital ratio of 16.9%. Our Common Equity Tier 1 (CET 1, referred to as Core Tier 1 under Basel 2.5) capital according to CRR/CRD 4 was € 60.1 billion, resulting in a CRR/CRD 4 CET 1 capital ratio of 15.2 % as of December 31, 2014. At the end of 2013 our CET 1 capital was € 38.5 billion according to Basel 2.5, resulting in a Basel 2.5 CET 1 capital ratio of 12.8%.

The implementation of the new capital requirements under CRR/CRD 4 has led to a negative first-day application effect of € 1.5 billion in our Tier 1 capital. The decrease was driven by the derecognition of our legacy Hybrid Tier 1 capital instruments that will no longer qualify as Tier 1 capital under the full application of CRR/CRD 4 and that exceeded the maximum recognizable amount (‘cap’) of AT1 instruments subject to phase-out arrangements by € 2.2 billion. The decline in our Tier 1 capital also resulted from deductions of € 1.5 billion that were phased in with 20 % in 2014, mainly relating to deductions of deferred tax assets and defined benefit pension assets. The decrease was partially offset by positive first-day application effects from securitization positions of € 0.9 billion where we have opted for a risk weight of 1,250 % instead of deduction treatment. A further positive effect resulted from significant investments in financial and insurance entities of € 1.2 billion which benefited from the deduction exemption for amounts below 15 % of the relevant CET 1 capital and were instead risk-weighted at 250%.

We further had an increase in our Tier 1 capital resulting mainly from a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion and the issuance of CRR/CRD 4 compliant Additional Tier 1 Notes (the “AT1 Notes”), executed in two transactions, with an eligible amount of € 4.6 billion. Our net income attributable to Deutsche Bank shareholders of € 1.7 billion, after deduction of our accrual for dividend and AT1 coupons of € 1.2 billion, also contributed to the increase. We further saw positive impacts from foreign exchange movements on our Tier 1 capital of € 1.5 billion.

Our fully loaded CRR/CRD 4 Tier 1 capital as of December 31, 2014 was € 50.7 billion resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 12.9%. Our fully loaded CRR/CRD 4 Common Equity Tier 1 capital was € 46.1 billion, resulting in a fully loaded CRR/CRD 4 Common Equity Tier 1 capital ratio of 11.7 % as of December 31, 2014.

As of December 31, 2014 our fully loaded CRR/CRD 4 Tier 1 capital was € 13.2 billion lower compared to our CRR/CRD 4 Tier 1 capital due to the derecognition of our legacy Hybrid Tier 1 capital instruments of € 10.0 billion as well as the full consideration of certain CET 1 deductions of in total € 3.6 billion, mainly relating to deferred tax assets and defined benefit pension fund assets, that were deducted from AT1 capital according to the transitional rules.

Deutsche Bank	1 – Management Report	43
Financial Report 2014	Operating and Financial Review Financial Position

Risk-weighted assets (RWA) according to CRR/CRD 4 were € 397 billion as of December 31, 2014, compared with € 300 billion at the end of 2013 according to Basel 2.5 rules. RWA for credit risk increased by € 42 billion largely reflecting the impact from the CRR/CRD 4 framework, the impact from foreign exchange movements mainly during the second half of the year as well as from model updates. This was partly offset by further de-risking efforts and asset sales. The new calculation of RWA for the CVA according to the CRR/CRD 4 framework contributed € 21 billion to the overall increase. The RWA increase of € 17 billion for market risk was primarily driven by the inclusion of former capital deduction items for higher risk securitization positions into the RWA calculation according to the CRR/CRD 4 framework, partly offset by movement in risk levels. Operational Risk RWA were € 16 billion higher mainly caused by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter of 2014 as well as by effects from the model change related to reasonably possible litigation losses.

Risk-weighted assets according to CRR/CRD 4 fully-loaded were € 394 billion as of December 31, 2014. In addition to the above mentioned movements we had a RWA decrease of € 3 billion mainly driven by pension fund relief.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of December 31, 2014 and December 31, 2013 the carrying value of reclassified assets was € 7.4 billion and € 8.6 billion, respectively, compared with a fair value of € 7.4 billion and € 8.2 billion as of December 31, 2014 and December 31, 2013, respectively. These assets are held in the NCOU.

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

The ratings in the tables below are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Deutsche Bank	1 – Management Report	44
Financial Report 2014	Operating and Financial Review Financial Position

Monoline exposure related to U.S. residential mortgages	Dec 31, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
Other subprime	95	30	(7)	23	94	29	(5)	23
Alt-A	1,405	423	(61)	361	2,256	768	(105)	663

Total AA Monolines	1,500	452	(68)	384	2,350	797	(110)	686

Other Monoline exposure	Dec 31, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
TPS-CLO	1,269	254	(43)	210	1,512	298	(41)	257
CMBS	712	(2)	0	(2)	1,030	(3)	0	(3)
Corporate single name/Corporate CDO	0	0	0	0	0	0	0	0
Student loans	322	44	(9)	35	285	0	0	0
Other	506	72	(14)	59	511	69	(7)	62

Total AA Monolines	2,810	368	(66)	302	3,338	364	(48)	316

Non investment-grade Monolines:
TPS-CLO	329	77	(16)	61	353	67	(8)	58
CMBS	1,476	(2)	0	(2)	1,444	7	0	6
Corporate single name/Corporate CDO	28	5	0	5	0	0	0	0
Student loans	679	66	(9)	57	604	116	(11)	105
Other	774	136	(50)	86	827	90	(31)	60

Total Non investment-grade Monolines	3,285	282	(75)	207	3,228	280	(50)	229

Total	6,095	650	(141)	509	6,566	644	(98)	545

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2014 and December 31, 2013, the exposure on wrapped bonds related to U.S. residential mortgages was € nil and € nil, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 22 million and € 15 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

The total Credit Valuation Adjustment held against monoline insurers as of December 31, 2014 was € 209 million. There has been no change in the overall monoline CVA reserve versus December 31, 2013, as the impact of reduced exposure has been offset by the movement in monoline credit spreads during the period.

Deutsche Bank	45
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	46
Financial Report 2014	Operating and Financial Review Events after the Reporting Period

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2014.

Contractual obligations	Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations [1]	164,450	28,776	50,678	32,755	52,241

Trust preferred securities [1]	12,270	5,579	2,202	4,238	251

Long-term financial liabilities designated at fair value through profit or loss [2]	10,535	1,965	3,737	1,147	3,686

Finance lease obligations	114	6	13	11	84

Operating lease obligations	5,103	778	1,322	1,047	1,955

Purchase obligations	1,920	528	810	285	298

Long-term deposits [1]	26,336	0	8,980	4,863	12,492

Other long-term liabilities	5,063	918	986	557	2,602

Total	225,790	38,550	68,726	44,904	73,610

[1]	Includes interest payments.
[2]	Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 171 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 24 “Leases”, Note 28 “Deposits” and Note 32 “Long-Term Debt and Trust Preferred Securities”.

Events after the Reporting Period

All significant adjusting events that occurred after the reporting date were recognized in our results of operations, financial position and net assets.

Deutsche Bank	47
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	48
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	49
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	50
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	51
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	52
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	53
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	54
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	55
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	01 – Management Report	56
Financial Report 2014	Risk Report Content

Risk Report

56	Risk Report
Introduction – 57
65	Risk Management Executive Summary
68	Risk Management Principles
Risk Management Framework – 68
Risk Culture – 72
Risk Appetite and Capacity – 73
Strategic and Capital Plan – 74
77	Risk Assessment and Reporting
79	Risk Inventory
83	Credit Risk
Credit Exposure – 91
Credit Exposure to Certain Eurozone Countries – 101
Credit Exposure from Lending – 105
Corporate Credit Exposure – 106
Consumer Credit Exposure – 109
Credit Exposure from Derivatives – 110
Equity Exposure – 114
Asset Quality – 114
Counterparty Credit Risk: Regulatory Assessment – 123
Securitization – 159
179	Trading Market Risk
Value-at-Risk (VaR) at Deutsche Bank Group – 180
Trading Market Risk Requirements – 183
Balance Sheet and Trading Book Assets – 189
Value-at-Risk at Postbank – 193
Results of Regulatory Backtesting of Trading Market Risk – 194

196	Nontrading Market Risk
Assessment of Market Risk in Nontrading Portfolios – 197
Economic Capital Usage for our Nontrading Market Risk Portfolios per Business Area – 199
Equity Investments Held – 200
202	Operational Risk
211	Liquidity Risk
Short-term Liquidity and Wholesale Funding – 211
Funding Markets and Capital Markets Issuance – 212
Funding Diversification – 212
Liquidity Reserves – 216
Asset Encumbrance – 219
Maturity Analysis of Assets and Financial Liabilities – 221
226	Capital Management
229	Regulatory Capital
Capital Adequacy – 229
Regulatory Capital Requirements – 244
251	Balance Sheet Management
Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded) (unaudited) – 251
254	Overall Risk Position
Economic Capital – 254
Internal Capital Adequacy – 256

Deutsche Bank	1 – Management Report	57
Financial Report 2014	Risk Report Introduction

Introduction

Disclosures in line with IFRS 7 and IAS 1, as well as IFRS 4

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and capital disclosures required by International Accounting Standard 1 (IAS 1) Presentation of Financial Statements, as well as qualitative and quantitative disclosures about insurance risks in line with the requirements of International Financial Reporting Standard 4 (IFRS 4) Insurance contracts. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a bracket in the margins throughout this Risk Report.

Disclosures according to Pillar 3 of the Basel 3 Capital Framework

The following Risk Report incorporates the Pillar 3 disclosures required by the global regulatory framework for capital and liquidity as established by the Basel Committee on Banking Supervision, also known as Basel 3 (formerly Basel 2 and Basel 2.5). This is implemented in the disclosure requirements as laid down in Part Eight of the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”). Germany implemented these CRD 4 requirements into national law in Section 26a of the German Banking Act (“Kreditwesengesetz” or “KWG”). Per regulation it is not required to have Pillar 3 disclosures audited. As such certain Pillar 3 disclosures are labeled unaudited.

Throughout this risk report, the term “Basel 2.5” refers to the Capital Requirements Directives 2 and 3 as implemented into German law and in effect until December 31, 2013. Therefore, when referring to year-end 2013 we use the term “Basel 2.5”. Starting January 1, 2014, the calculation of our regulatory capital, risk-weighted assets and capital ratios incorporates the capital requirements following CRR and CRD 4, including certain transitional rules. Therefore, when referring to the 2014 results, according to the transitional rules, we use the term “CRR/CRD 4”, unless otherwise stated. When referring to results according to full application of the framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”.

We have applied the Basel 3 capital framework for the majority of our risk exposures on the basis of internal models for measuring credit risk, market risk and operational risk, as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”). All Pillar 3 relevant disclosures are compiled based upon a set of internally defined principles and related processes as stipulated in our applicable risk disclosure policy.

Deutsche Bank	1 – Management Report	58
Financial Report 2014	Risk Report Introduction

The following table provides the location of the main Pillar 3 disclosure topics in this Risk Report.

Main Pillar 3 disclosures in our Financial Report

Pillar 3 disclosure topic	Where to find in our Financial Report
Introduction and Scope of Disclosure Requirements	“Introduction”, “Scope of Regulatory Consolidation”, “Additional Disclosure Requirements for Significant Subsidiaries”
Risk Management Objectives and Policies	“Risk Management Executive Summary”, “Risk Management Principles”, “Risk Assessment and Reporting”, “Risk Inventory”, “Balance Sheet Management”, “Capital Management” and “Overall Risk Position”
Own Funds, Capital Requirements and Capital Buffers	“Regulatory Capital”, “Capital Management”, “Overall Risk Position” and additional information disclosed on our webpage
Exposure to Counterparty Credit Risk, Credit Risk Adjustments, Use of the IRB Approach to Credit Risk and Use of Credit Risk Mitigation Techniques	“Credit Risk”, “Asset Quality”, “Risk Assessment and Reporting”, “Counterparty Credit Risk: Regulatory Assessment”, “Overall Risk Position” and Note 1 “Significant Accounting Policies and Critical Accounting Estimates”
Unencumbered Assets	“Liquidity Risk”
Use of External Credit Assessment Institutions (ECAIs)	“Counterparty Credit Risk: Regulatory Assessment”
Exposure to Securitization Positions	“Securitization”, Note 1 “Significant Accounting Policies and Critical Accounting Estimates” and Note 14 “Financial Instruments carried at Fair Value”
Exposures in Equities not included in the Trading Book	“Nontrading Market Risk”, “Equity Investments Held”, “Regulatory Capital”, Note 17 “Equity Methods Investments” and Note 46 “Shareholdings”
Exposure to Market Risk, Exposure to Interest Rate Risk on Positions not included in the Trading Book and Use of Internal Market Risk Models	“Trading Market Risk”, “Nontrading Market Risk”, “Accounting and Valuation of Equity Investments”, “Regulatory Capital” and Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Determination of Fair Value”
Operational Risk and Use of the Advanced Measurement Approaches to Operational Risk	“Operational Risk” and “Regulatory Capital”
Liquidity Risk	“Liquidity Risk”
Leverage	“Risk Management Executive Summary”, “Risk Management Principles” and “Balance Sheet Management”
Indicators of Global Systemic Importance	Disclosed on our webpage

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”) was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we adhered to the disclosure recommendations in this Risk Report.

Basel 3 and CRR/CRD 4

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) published on June 27, 2013, and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. As a single “rulebook”, the CRR is directly applicable to credit institutions and investment firms in the European Union. Thus, the need for implementation of national regulatory legislation was eliminated in many instances. As a result, the German Banking Act (KWG) and the German Solvency Regulation (SolvV) were amended to remove all regulations that were supplanted by the CRR. Regulatory capital requirements, the assessment of counterparty risk and securitizations and many other regulations relevant for us are now regulated through the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the

Deutsche Bank	1 – Management Report	59
Financial Report 2014	Risk Report Introduction

new regulatory framework applicable in Germany to, among other things, capital, leverage and liquidity as well as Pillar 3 disclosures.

The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100 % and allowing the selection of the greater position of long and short positions as the basis for measurement in the Market Risk Standardized Approach rather than the sum of both long and short positions. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

The new minimum capital ratios are being phased in through 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in through 2019. Although they are subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity will be introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

There are still some interpretation uncertainties with regard to CRR/CRD 4 rules and some of the related binding Technical Standards are not yet available in their final version. Thus, we will continue to refine our assumptions and models in line with evolution of our as well as the industry’s understanding and interpretation of the rules. Against this background, current CRR/CRD 4 measures may not be comparable to previous expectations. Also, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors as our competitors’ assumptions and estimates regarding such implementation may differ from ours.

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

Scope of the Regulatory Consolidation

Deutsche Bank Aktiengesellschaft (“Deutsche Bank AG”), headquartered in Frankfurt am Main, Germany, is the parent institution of the Deutsche Bank Group of institutions (the “regulatory group”), which is subject to the supervisory provisions of the KWG and the SolvV, including the references to the CRR and CRD 4. Under Section 10a KWG in conjunction with Articles 11 and 18 CRR, a regulatory group of institutions consists of an institution (meaning a credit institution or an investment firm) as the parent company, and all other institutions and financial institutions (comprising inter alia financial holding companies, payment institutions, asset management companies) that are its subsidiaries within the meaning of Article 4 (16) CRR or are included voluntarily. Subsidiaries are fully consolidated, while companies which are not subsidiaries are included on a pro-rata basis.

Insurance companies and companies outside the banking and financial sector are not consolidated in the regulatory group of institutions. In case a regulatory group of institutions and its subsidiaries and participations in the insurance sector are classified as a ‘financial conglomerate’, the German Act on the Supervision of Financial Conglomerates (Finanzkonglomerate-Aufsichtsgesetz) is applicable according to which insurance compa-

Deutsche Bank	1 – Management Report	60
Financial Report 2014	Risk Report Introduction

nies have to be included in an additional capital adequacy calculation (also referred to as “solvency margin”). We were designated by the BaFin as a financial conglomerate in October 2007.

As of December 31, 2014, Deutsche Bank AG and its subsidiaries Deutsche Bank Privat- und Geschäftskunden AG, norisbank GmbH, Deutsche Bank Europe GmbH, Sal. Oppenheim jr. & Cie. AG & Co. KGaA, Deutsche Oppenheim Family Office AG, Deutsche Immobilien Leasing GmbH and Leasing Verwaltungsgesellschaft Waltersdorf mbH, which all were consolidated within the Deutsche Bank regulatory group, did not calculate or report regulatory capital ratios on a stand-alone basis as these companies had applied the exemptions codified in the waiver rule pursuant to Section 2a KWG in conjunction with Article 7 CRR. As a result, they are exempted from the obligation to comply with certain requirements of the KWG and the CRR regarding their regulatory capital on a standalone basis, including solvency and leverage calculations and reporting of regulatory capital and leverage ratios. These exemptions are available only for group companies in Germany and can only be applied if, among other things, the risk strategies and risk management processes of Deutsche Bank AG also include the companies that apply the waiver rules, there is no material practical or legal impediment to the prompt transfer of own funds or repayment of liabilities from Deutsche Bank AG to the respective subsidiaries or from all subsidiaries in the Group to Deutsche Bank AG and Deutsche Bank AG has assumed the responsibility for the liabilities of the respective subsidiaries unless the risks presented by them are insignificant.

The principles of consolidation for our regulatory group are not identical to those applied for our financial statements. Nonetheless, the majority of our subsidiaries in the regulatory group are also fully consolidated in accordance with IFRS in our consolidated financial statements.

The main differences between regulatory and accounting consolidation are:

—	Subsidiaries outside the banking and financial sector are not consolidated within the regulatory group of institutions, but are included in the consolidated financial statements according to IFRS.
—

Most of our Special Purpose Entities (“SPEs”) consolidated under IFRS do not meet the regulatory subsidiary definition pursuant to Article 4 (1) (16) CRR and were consequently not consolidated within our regulatory group. However, the risks resulting from our exposures to such entities are reflected in the regulatory capital requirements.

—

Only a few entities included in the regulatory group are not consolidated as subsidiaries for accounting purposes but are treated differently: thirteen, mostly immaterial subsidiaries which were not consolidated for accounting purposes were consolidated within the regulatory group; a further two entities are jointly controlled by their owners and were consolidated on a pro-rata basis within the regulatory group while they were accounted according to the equity method for financial accounting purposes; another four entities were voluntarily consolidated on a pro-rata basis for regulatory purposes, of which one entity was accounted according to the equity method, one entity was treated as an available-for-sale-asset, one entity was consolidated according to the SPE-rules and one entity was considered as other asset in our financial statements according to IFRS.

As of year-end 2014, our regulatory group comprised 769 entities (excluding the parent Deutsche Bank AG), of which six were consolidated on a pro-rata basis. The regulatory group comprised 115 credit institutions, two payment institutions, 60 financial services institutions, 396 financial enterprises, eight investment fund management companies and 188 ancillary services enterprises.

As of year-end 2013, our regulatory group comprised 844 entities (excluding the parent Deutsche Bank AG), of which seven were consolidated on a pro-rata basis. Our regulatory group comprised 127 credit institutions, one payment institution, 67 financial services institutions, 449 financial enterprises, 12 investment fund management companies and 188 ancillary services enterprises.

The decrease in the number of credit institutions within our regulatory group by 12 in 2014 was mainly driven by the winding down of four entities that were part of the issuance structure of four series of Trust preferred securities that we called and the sale of three credit institutions belonging to the sold BHF-BANK group.

Deutsche Bank	1 – Management Report	61
Financial Report 2014	Risk Report Introduction

106 entities were exempted from regulatory consolidation pursuant to Section 31 (3) KWG in conjunction with Article 19 CRR as per year end 2014 (year end 2013: 120 entities). These regulations allow the exclusion of small entities in the regulatory scope of application from consolidated regulatory reporting if either their total assets (including off-balance sheet items) are below € 10 million or below 1 % of our Group’s total assets. None of these entities needed to be consolidated in our financial statements in accordance with IFRS.

These regulatory unconsolidated entities have to be included in the deduction treatment for significant investments in financial sector entities pursuant to Article 36 (1) (i) CRR in conjunction with Article 43 (c) CRR. The book values of our participations in their equity included in the deduction treatment amounted to in total € 40 million as per year end 2014 (year end 2013: € 20 million). We further have applied the deduction treatment to 248 regulatory unconsolidated entities in the financial sector (including three insurance entities) where we have an investment of more than 10 % of the capital of these entities as per year end 2014 (year end 2013: 260 entities). Pursuant to Article 36 (1) (i) CRR and in conjunction with Article 48 CRR, investments in the capital of financial sector entities have to be deducted from CET 1 capital if they exceed in sum 10 % of the institution’s own CET 1 capital or if they exceed in aggregate with deferred tax assets that rely on future profitability and arise from temporary differences 15 % of the relevant CET 1 capital. Since we are classified as a financial conglomerate, investments in insurance entities included in our solvency calculation at the financial conglomerate level were not deducted from our regulatory capital.

Financial Conglomerate

Deutsche Bank Group was designated as a financial conglomerate by the BaFin in October 2007. Therefore, the German Act on the Supervision of Financial Conglomerates (Finanzkonglomerate-Aufsichtsgesetz or FKAG) in conjunction with the Financial Conglomerates Solvency Regulation (FkSolV) is applicable to us.

The financial conglomerate of Deutsche Bank consists predominantly of entities that belong to the regulatory group and a small number of individual insurance sector entities. Three of these insurance entities are deducted from our regulatory capital due to immateriality. The material insurance sector entities are:

—	Abbey Life Assurance Company Limited
—	DB Re S.A.
—	DB Vita S.A.
—	Legacy Reinsurance, LLC
—	Primelux Insurances S.A.

These insurance entities are included in the additional capital adequacy calculation (also referred to as “solvency margin”) for the financial conglomerate. The insurance sector subsidiaries of Deutsche Bank in aggregate make up only about 1 % of the entire Deutsche Bank Group IFRS balances.

Legally all these insurance companies are not directly associated; i.e. none of these insurance companies holds a participation in another insurance company, so that technically these insurance companies do not form a group on their own.

From the overall governance perspective these insurance companies are integrated, in principle, into Deutsche Bank Group no differently from any other legal entity of Deutsche Bank Group. This is, among others, evidenced by the fact that Deutsche Bank issues its group policies to any subsidiary, regardless of whether such subsidiary forms part of the prudentially consolidated group (according to Article 18 CRR) or not. The applicability of relevant group policies, in turn, ensures that insurance sector subsidiaries maintain effectively the same governance and management structures as the rest of the regulatory group. For further details with regard to the organizational requirements in accordance with Section 25 (4) FKAG please refer to our Corporate Governance Report and the sections “Risk Management Framework” and “Risk Governance” within our Risk Report.

Deutsche Bank	1 – Management Report	62
Financial Report 2014	Risk Report
	Overall Risk Assessment

Additional Disclosure Requirements for Significant Subsidiaries

In line with Article 13 (1) CRR our significant subsidiaries and those subsidiaries which are of material significance for their local market are required to disclose information to the extent applicable in respect of own funds, capital requirements, capital buffers, credit risk adjustments, remuneration policy, leverage and use of credit risk mitigation techniques on an individual or sub-consolidated basis.

For some of our subsidiaries located in Germany it is not mandatory to calculate or report regulatory capital or leverage ratios on a stand-alone basis if they qualify for the exemptions codified in the waiver rule pursuant to Section 2a KWG in conjunction with Article 7 CRR. In these cases, the above-mentioned disclosure requirements are also not applicable for those subsidiaries.

In order to identify significant subsidiaries a catalogue of criteria has been developed, applied to all subsidiaries classified as “credit institution” or “investment firm” under the CRR and not qualifying for a waiver status pursuant to Section 2a KWG in conjunction with Article 7 CRR. A subsidiary is required to comply with the requirements in Article 13 CRR (as described above) if at least one criterion mentioned in the list below has been met. The criteria have been defined in relation to our business activities as well as the complexity and risk profile of the respective subsidiary. All figures referenced below are calculated on an IFRS basis as of December 31, 2014:

—	Total Assets of € 30 billion or more (on individual or sub-consolidated basis)
—	Five percent or more of our risk-weighted assets on group level
—	20 percent or more of the gross domestic product in its respective country, in which the subsidiary is located, but at least total assets of € 5 billion (on individual or sub-consolidated basis)
—	Institutions directly supported by the European Stability Mechanism (ESM), European Financial Stability Facility (EFSF) or similar mechanisms
—	Institutions belonging to the three largest institutions in their respective countries, in which the subsidiary is located (referring to the amount of total assets)
—	Classification as “local systemically important institution” by the local competent authority

None of our subsidiaries have received support from any kind of stability mechanism.

As a result of the selection process described above, we identified four subsidiaries as “significant” for the Group and hence required to provide additional disclosure requirements as laid down in Article 13 CRR:

—	Deutsche Postbank AG, Germany
—	Deutsche Bank Luxembourg S.A., Luxembourg
—	Deutsche Bank Securities Inc., United States of America
—	Deutsche Bank Trust Company Americas, United States of America

The additional disclosures for our significant subsidiaries in relation to Article 13 CRR can be found either within the Pillar 3 Reports of the respective subsidiary as published on its website or on the Group’s website for our U.S. entities.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

Deutsche Bank	1 – Management Report	63
Financial Report 2014	Risk Report
	Overall Risk Assessment

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

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, a potential slowdown in Asian growth, disruptive US monetary tightening and its impact in particular on Emerging Markets and the potential risk of a geopolitical shock including the ongoing tensions between Russia and Ukraine. These risks have been a consistent focus throughout recent quarters. In recent months we have also focused on the impact of lower oil prices on key producing countries and related industries. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters. Further information about the impact of these and other risks faced by our portfolios can be found in “Credit Exposures” section.

Consistent with prior years, the year 2014 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management throughout 2014 was on maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization. This approach is reflected across the different risk metrics summarized below.

For purposes of Article 431 CRR, we have adopted a formal risk disclosure policy aiming to support a conclusion that our risk disclosures are in compliance with applicable legal, regulatory and accounting risk disclosure standards. A Risk Disclosure Committee comprising senior representatives and subject matter experts from Finance and Risk governs our respective risk disclosure processes. Based upon our assessment and verification we believe that our risk disclosures presented throughout this risk report appropriately and comprehensively convey our overall risk profile.

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent to their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

In comparison to year-end 2013, the increase in our economic capital was mainly driven by CB&S reflecting increased credit and market risk levels partly due to foreign exchange effects and a higher economic capital usage for operational and strategic risk. Further increases are caused by Consolidation & Adjustments due to higher nontraded market risk for structural foreign exchange risk and methodology enhancements for pension risk. The observed RWA increase is to a large extent driven by transferring the RWA calculation from the Basel 2.5 framework to the new CRR/CRD 4 rules and further methodology updates. Further movements reflect changes in foreign exchange rates as well as increased risk taking off-set by NCOU de-risking.

Deutsche Bank	1 – Management Report	64
Financial Report 2014	Risk Report
	Overall Risk Assessment

Risk profile of our business divisions as measured by economic capital, risk weighted assets in comparison to performance metrics

	Dec 31, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total in %
Credit Risk	5,799	3,547	2,302	323	868	46	12,885	40

Market Risk	5,153	3,200	185	1,987	1,308	3,020	14,852	47

Operational Risk	3,569	1,088	150	722	2,070	0	7,598	24

Business Risk	2,581	0	4	1	499	0	3,084	10

Diversification Benefit[1]	(3,441)	(1,095)	(262)	(611)	(1,087)	(59)	(6,554)	(21)

Total EC in € m.	13,661	6,740	2,379	2,420	3,658	3,008	31,866	100

in %	43	21	7	8	11	9	100	0

Income (loss) before income taxes	3,266	1,335	1,198	1,027	(2,851)	(859)	3,116	N/M

Pre-tax return on average active equity[2]	13%	9%	20%	16%	(37%)	N/M	5%	N/M

Risk weighted assets[3]	175,561	79,571	43,265	16,597	58,538	20,437	393,969	N/M

N/M – Not meaningful

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
[2]

Book equity allocation framework driven by risk-weighted assets and certain regulatory capital deduction items pursuant to CRR/CRD 4 (fully-loaded). See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[3]	Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

	Dec 31, 2013[1]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total in %
Credit Risk	4,597	3,742	1,900	373	1,392	9	12,013	44

Market Risk	4,658	2,967	193	1,535	1,565	1,820	12,738	47

Operational Risk	2,453	803	96	580	1,320	0	5,253	19

Business Risk	1,413	0	6	1	263	0	1,682	6

Diversification Benefit [2]	(1,945)	(842)	(156)	(478)	(974)	(120)	(4,515)	(17)

Total EC in € m.	11,175	6,671	2,039	2,010	3,566	1,710	27,171	100

in %	41	25	8	7	13	6	100	0

Income (loss) before income taxes	3,158	1,555	1,107	782	(3,402)	(1,744)	1,456	N/M

Pre-tax return on average active equity[3]	16%	11%	22%	13%	(33%)	N/M	3%	N/M

Risk weighted assets[4]	114,729	73,001	36,811	12,553	52,443	10,832	300,369	N/M

N/M – Not meaningful

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2014.
[2]	Excluding strategic risk which was not included in the calculation of the diversification benefit for 2013.
[3]

Book equity allocation framework driven by risk-weighted assets and certain regulatory capital deduction items pursuant to CRR/CRD 4 (fully-loaded). See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[4]	Risk weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively. CB&S income before income taxes increased by € 108 million or 3 % in 2014 compared to 2013, however CB&S pre-tax return on average active equity decreased from 2013 by 3 percentage points to 13 % in 2014. This development is mainly driven by a higher average active equity allocation associated with our capi-

Deutsche Bank	1 – Management Report	65
Financial Report 2014	Risk Report
	Risk Management Executive Summary

tal raise in May 2014 as well as RWA increases mainly from methodology changes which relate to a large extent to switching from Basel 2.5 framework to the CRR/CRD 4 rules.

Private & Business Clients’ (PBC) risk profile comprises of credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. While PBC’s risk profile stayed materially unchanged over the year, the reported income before income taxes declined significantly compared to 2013 driven by charges triggered by changes in German legal practice regarding loan processing fees in May and in October 2014, leading to a slightly lower pre-tax return on average active equity.

Global Transaction Banking’s (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business, while other businesses attract low to no credit risk. The relatively low market risk mainly results from derivative hedge positions. The pre-tax return on average active equity of 20 % in 2014 decreased slightly compared to 2013. While the profitability of GTB increased, the lower return on average active equity primarily relates to higher volumes in a highly competitive and low interest rate environment.

The main risk driver of Deutsche Asset & Wealth Management’s (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM’s advisory and commission focused business attracts primarily operational risk. Deutsche AWM’s return on average active equity has increased year over year, driven by improved P&L performance given lower cost to achieve, a reversal of intangible impairment, and lower litigation expense. The increased economic capital usage was mainly driven by a higher nontraded market risk for guaranteed funds.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking. The development of the pre-tax return on average active equity shows that the capital allocation induced by de-risking decreased more than the negative performance. Whilst the de-risking strategy was capital accretive, net income continues to be impacted by outflows related to legal and regulatory matters.

Consolidation & Adjustments mainly comprises non traded market risk for structural foreign exchange risk and pension risk.

Risk Management Executive Summary

Credit Risk Summary

—

Maximum Exposure to Credit Risk increased by € 105 billion or 6 % to € 1.8 trillion compared to December 31, 2013, largely due to increases in positive market values from derivative instruments, primarily related to interest rate and foreign exchange products in the fourth quarter, despite significant activity in trade restructuring and novation to reduce exposure. Credit quality of Maximum Exposure to Credit Risk was 79 % investment-grade rated as of December 31, 2014, slightly increased from 77 % as of December 31, 2013.

—

Main Credit exposure remained diversified by region, industry and counterparty. Regional exposure is evenly spread across our key markets (North America 31%, Germany 29%, Rest of Western Europe 26%) and the regional distribution has been relatively stable year on year. Our largest industry exposure is to Banks and insurance, which constitutes 25 % of overall gross exposures (i.e., before consideration of collateral), compared to 33 % on December 31, 2013. On a counterparty level, we remained well diversified with our top ten exposures representing 7 % of our total gross main credit exposures compared with 10 % as of December 31, 2013, all with highly rated investment-grade counterparties.

Deutsche Bank	1 – Management Report	66
Financial Report 2014	Risk Report
	Risk Management Executive Summary

—

Provision for credit losses in 2014 was € 1.1 billion, down by € 931 million, or 45 % versus 2013 reflecting material reductions in all businesses. The reduction in NCOU was driven by decreased provision for credit losses in IAS39 reclassified and commercial real estate assets. Our core bank benefited from increased releases and a non-recurrence of large single name bookings.

—

Our overall loan book increased by € 29 billion or 7%, from € 382 billion as of December 31, 2013 to € 411 billion as of December 31, 2014. Increases were driven by foreign exchange impact, collateral restructuring related to ETF business within CB&S and business growth across CB&S and Deutsche AWM, partly offset by reductions in NCOU. Our single largest loan book category is household mortgages, equating to € 153 billion as of December 31, 2014, thereof € 119 billion in the stable German market. Our corporate loan book, which accounts for 55 % of the total loan book, contained 65 % of loans with an investment-grade rating as of December 31, 2014, slightly increased from 64 % as of December 31, 2013.

—

The economic capital usage for credit risk increased to € 12.9 billion as of December 31, 2014, compared with € 12.0 billion at year-end 2013 reflecting higher exposures in CB&S and GTB, partly offset by lower exposures in NCOU.

—

RWA for credit risk has increased by € 41.9 billion or 21 % to € 244 billion since December 31, 2013, largely driven by introducing the new CRR/CRD 4 regulatory framework, the impact from foreign exchange movements and from model refinements, partly offset by reductions from de-risking activities and asset sales, primarily in NCOU.

Market Risk Summary

—

The average value-at-risk of our trading units was € 51.6 million during 2014, compared with € 53.6 million for 2013. The decrease was driven by lower exposure levels in credit spread risk and commodities risk.

—

RWA for Market risk has increased by € 17.0 billion or 36 % to € 64.2 billion since December 31, 2013, largely driven by the introduction of the new CRR/CRD 4 regulatory framework which has increased the RWA for trading book securitization exposures within CB&S and changes to our internal Incremental Risk Charge Model.

—

Nontrading market risk economic capital usage increased by € 1.4 billion or 16 % to € 9.9 billion as of December 31, 2014. The increase was primarily driven by higher structural foreign exchange risk exposure, methodology enhancements for pension risk and increased guaranteed funds risk, partly offset by de-risking activities in NCOU.

—

The economic capital usage for trading market risk totaled € 5.0 billion as of December 31, 2014, compared with € 4.2 billion at year-end 2013. The increase was primarily driven by increased exposures in fair value banking books.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 7.6 billion as of December 31, 2014, compared with € 5.3 billion at year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model that were implemented in the second quarter 2014, which initially led to additional economic capital of € 1.1 billion. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as of the industry as a whole. The related operational risk losses that have materialized and given rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions.

—

We continue to formally apply the economic capital safety margin to our AMA model, which we first implemented in 2011 to cover unforeseen legal risks. Recently submitted risk sensitive model enhancements aiming to replace the safety margin will lead to a higher amount required for economic capital compared to this safety margin. Management decided to recognize the increment for the first time in the second quarter 2014.

—

RWA for operational risk increased to € 67.1 billion as of December 31, 2014, compared with € 50.9 billion at year-end 2013. The increase of € 16.2 billion is caused by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter of 2014, which initially led to additional RWA of € 7.7 billion. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as of the industry as a whole.

Deutsche Bank	1 – Management Report	67
Financial Report 2014	Risk Report
	Risk Management Executive Summary

Liquidity Risk Summary

—

Liquidity reserves amounted to € 184 billion as of December 31, 2014 (compared to € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of December 31, 2014 (under the combined scenario).

—	We raised € 44 billion for the full year 2014 in the capital markets at average spread of 45bps and average tenor of 4.8 years, fully completing our 2014 funding requirements.
—	76 % of our overall funding came from the funding sources we categorize as the most stable comprising capital markets and equity, retail and transaction banking.

Capital Management Summary

—

The Common Equity Tier 1 (CET 1, formerly: Core Tier 1) capital ratio, calculated on the basis of CRR/CRD 4 (phase-in rate of 20%), was 15.2 % as of December 31, 2014, compared with 12.8 % at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 (phase-in rate of 0%) CET 1 capital ratio was 14.6 % at year-end 2013.

—

CET 1 capital according to CRR/CRD 4 increased by € 21.6 billion to € 60.1 billion compared with € 38.5 billion CET 1 capital according to Basel 2.5. The framework change has led to a positive first-day application effect of € 10.4 billion due to the applicable phase-in rate of 20 % for 2014, mainly driven by the treatment of intangible assets of € 9.2 billion. During the transitional period, CRR/CRD 4 allows subtraction of certain CET 1 deductions from Additional Tier 1 capital instead of CET 1 capital, to ease the transition for banks to the “fully-loaded” rules. The remaining € 11.1 billion increase was mainly driven by our capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion.

—

Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 8.4 billion to € 3.8 billion compared with € 12.2 billion AT1 capital according to Basel 2.5. We had a negative first-day effect from application of CRR/CRD 4 rules of € 12.0 billion, largely reflecting deductions from intangible assets of € 9.2 billion as well as the derecognition of AT1 instruments of € 2.2 billion that no longer qualify as AT1 capital. The first-day effect was partly offset by the issuance of CRR/CRD 4 compliant AT1-Notes of € 4.6 billion.

—

Tier 2 capital according to CRR/CRD 4 decreased by € 0.4 billion to € 4.4 billion compared with € 4.7 billion Tier 2 capital according to Basel 2.5, mainly due to redemptions and amortization adjustments that were partly offset by deduction reliefs from securitizations and significant investments in financial and insurance entities.

—

RWA according to CRR/CRD 4 increased by € 96 billion to € 397 billion as of December 31, 2014, compared with € 300 billion at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 RWA were € 355 billion at year-end 2013. The RWA increase is mainly reflecting the impact from the CRR/CRD 4 framework including RWA for CVA, higher operational risk RWA and credit risk RWA including the impact from foreign exchange movements. That was partly offset by de-risking and asset sales.

—	The internal capital adequacy ratio increased to 177 % as of December 31, 2014, compared with 165 % as of December 31, 2013.
—

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio significantly improved in 2014 from pro forma 9.7 % as of December 31, 2013 to 11.7 % as of December 31, 2014. The 199 basis points ratio increase was driven by an approximate 250 basis points increase resulting from our issue of common shares in the second quarter of 2014 partially offset by higher risk-weighted assets.

Balance Sheet Management Summary

—

As of December 31, 2014, our fully loaded CRR/CRD 4 leverage ratio under revised rules, which is a non-GAAP financial measure, was 3.5 % compared to our pro forma CRR/CRD 4 leverage ratio (not taking into account recent revisions to the leverage ratio rules) of 2.4 % as of December 31, 2013, taking into account a fully loaded Tier 1 capital of € 50.7 billion over an applicable exposure measure of € 1,445 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

—	For a discussion of the revised CRR/CRD 4 rules please refer to section Balance Sheet Management of this report.

Deutsche Bank	1 – Management Report	68
Financial Report 2014	Risk Report
	Risk Management Principles

Risk Management Principles

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate and manage our risks, and to allocate our capital among our businesses. We operate as an integrated group through our divisions, business units and infrastructure functions. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

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
—

Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Risk Appetite and Strategic and Capital Plan in order to align risk, capital and performance targets.

—	Cross-risk analysis reviews are conducted across the Group to validate that sound risk management practices and a holistic awareness of risk exist.
—

All major risk classes are managed via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). Modeling and measurement approaches for quantifying risk and capital demand are implemented across the major risk classes. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

—	Monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics.
—	Systems, processes and policies are critical components of our risk management capability.
—	Recovery planning provides the escalation path for crisis management governance and supplies senior management with a list of actions designed to improve the capital and liquidity positions in a stress event.
—	Resolution planning is closely supervised by our home resolution authority. It provides a strategy to manage Deutsche Bank in case of default. It is designed to prevent the need for tax payer bailout and strengthen financial stability by the continuation of critical services delivered to the wider economy.

Risk Governance

From a supervisory perspective, our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as our primary supervisors to monitor our compliance with the German Banking Act and other applicable laws and regulations as well as, from January 1, 2014, the CRR/CRD 4 framework, as implemented into German law, as applicable.

German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in the section “Regulatory Capital”.

Deutsche Bank	1 – Management Report	69
Financial Report 2014	Risk Report
	Risk Management Principles

From an internal governance perspective, we have several layers of management to provide cohesive risk governance:

—	The Supervisory Board is required to be informed regularly and – as necessary – on special developments in our risk situation, risk management and risk controlling, as well as on our reputation and material litigation cases. It has formed various committees to handle specific tasks.
—	At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational as well as litigation and reputational risks. It also reports on credit risk strategy, credit portfolios, loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy.
—	The Integrity Committee monitors the Management Board’s measures that promote the company’s compliance with legal requirements, authorities’ regulations and the company’s own in-house policies. It also reviews the Bank’s Code of Business Conduct and Ethics, monitors and analyzes the Bank’s legal and reputational risks and advocates their avoidance.
—	The Audit Committee monitors, among other matters, the effectiveness of the risk management system, particularly the internal control system and the internal audit system.
—	The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other stakeholders. The Management Board is responsible for establishing a proper business organization, encompassing an appropriate and effective risk management. In agreement with the Supervisory Board and with the aim to ensure an effective governance of resources and risk, the Management Board has established the Capital and Risk Committee (“CaR”) and the Risk Executive Committee (“Risk ExCo”) whose roles are described in more detail below.

For further information on how we aim to ensure that our overall performance is aligned to our risk strategy, please refer to the sections “Risk Appetite and Capacity” and “Strategic and Capital Plan”.

Deutsche Bank	1 – Management Report	70
Financial Report 2014	Risk Report
	Risk Management Principles

Risk Management Governance Structure of the Deutsche Bank Group

The following functional committees are central to the management of risk in Deutsche Bank:
—

The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk, Government & Regulatory Affairs, Finance and the business divisions. The CaR initiates actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and ensuring escalation or other actions are taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined processes and/or actions under the recovery governance framework if required.

—	Our Risk ExCo, as the most senior functional committee of our risk management, identifies, controls and manages all risks including risk concentrations at Group level. It is responsible for risk policy, the organization and governance of risk management and oversees the execution of risk and capital management including identification, assessment and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board. The Risk ExCo is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees, the Portfolio Risk Committee (“PRC”) and the Group Reputational Risk Committee (“GRRC”). In February 2015, it was agreed to move the GRRC from a sub-committee of the Risk ExCo to report directly into the Management Board.
—	The PRC supports the Risk ExCo and the CaR with particular emphasis on the management of Group-wide risk patterns. The PRC, under a delegation of authority from the CaR has responsibility for the day-to-day oversight and control of our Internal Capital Adequacy Assessment Process (“ICAAP”). The PRC also oversees our Group-wide stress tests, reviews the results and proposes management action, if required. It

Deutsche Bank	1 – Management Report	71
Financial Report 2014	Risk Report
	Risk Management Principles

monitors the effectiveness of the stress test process and drives continuous improvement of our stress testing framework.
—	The Living Wills Committee (“LWC”) is the dedicated sub-committee of the CaR with focus on recovery and resolution planning. It oversees the implementation of our recovery and resolution plans and enhancements to the Group’s operational readiness to respond to severe stress or the threat of a severe stress.
—	The Regulatory Capital Committee is a further sub-committee of our Capital and Risk Committee. It is tasked with oversight on our risk quantification models. To promote a comprehensive oversight, it is supported by several sub-committees that cover certain kinds of models and model-related matters.
Multiple members of the CaR are also members of the Risk ExCo which facilitates the information flow between the two committees.

Our Chief Risk Officer (“CRO”), who is a member of the Management Board, has Group-wide, supra-divisional responsibility for the management of all credit, market and operational risks as well as for the comprehensive control of risk, i.e. including liquidity risk, and continuing development of methods for risk measurement. In addition, the Chief Risk Officer is responsible for monitoring, analyzing and reporting risk on a comprehensive basis, including asset and liability gap, capital, liquidity, legal, compliance and regulatory risks.

The CRO has direct management responsibility for the following risk management functions: Credit Risk Management, Market Risk Management, Operational Risk Management and Liquidity Risk Control.

These are established with the mandate to:
—	Support that the business within each division is consistent with the risk appetite that the CaR has set within a framework established by the Management Board;
—	Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
—	Approve credit, market and liquidity risk limits;
—	Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters; and
—	Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

In addition to the heads for these risk management functions, dedicated regional Chief Risk Officers for Germany, for the Americas and for Asia-Pacific, and divisional Chief Risk Officers for Deutsche AWM and NCOU have been appointed to establish a holistic risk management coverage.

The heads of the aforementioned risk management functions as well as the regional and divisional Chief Risk Officers have a direct reporting line into the CRO.

Furthermore, several teams within the risk management functions cover overarching aspects of risk management. Their mandate is to provide an increased focus on holistic risk management and cross-risk oversight to further enhance our risk portfolio steering. Key objectives are to:

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

Our Finance, Risk and Group Audit functions operate independently of our business divisions. It is the responsibility of the Finance and Risk departments to quantify and verify the risk that we assume and maintain the

Deutsche Bank	1 – Management Report	72
Financial Report 2014	Risk Report
	Risk Management Principles

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

The integration of the risk management of our subsidiary Deutsche Postbank AG is promoted through harmonized processes for identifying, assessing, managing, monitoring, and communicating risk, the strategies and procedures for determining and safe guarding risk-bearing capacity, and corresponding internal control procedures. Key features of the joint governance are:

—	Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk;
—	Participation of voting members from Deutsche Bank from the respective risk functions in Postbank’s key risk committees and vice versa for selected key committees; and
—	Implementation of key Group risk policies at Postbank.
The key risk management committees of Postbank, in all of which Postbank’s Chief Risk Officer or senior risk managers of Deutsche Bank are voting members, are:
—	The Bank Risk Committee, which advises Postbank’s Management Board with respect to the determination of overall risk appetite and risk and capital allocation;
—	The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;
—	The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank’s banking and trading book and the management of liquidity risk;
—	The Operational Risk Management Committee, which defines the appropriate risk framework as well as the limit allocation for the individual business areas; and
—	The Model and Validation Risk Committee, which monitors validation of all rating systems and risk management models.

The main focus of this work is to comply with the agreed regulatory IRBA roadmap and to further develop our joint risk management infrastructure. In 2013, the group-wide AMA model for operational risk was approved by the regulator to be used in Postbank.

In 2014, the full integration of large clients has been completed. These are now centrally managed on our credit platform and the regulator extended acceptance for the use of the joint model parameters for large caps and financial institutions. The other client types (small and medium enterprises, retail, corporate real estate) are areas of focus for 2015 and beyond.

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

Employees at all levels are responsible for the management and escalation of risks. We expect employees to exhibit behaviors that support a strong risk culture. To promote this our policies require that behavior assessment is incorporated into our performance assessment and compensation processes. We have communicated the following risk culture behaviors through various communication vehicles:

Deutsche Bank	1 – Management Report	73
Financial Report 2014	Risk Report
	Risk Management Principles

—	Being fully responsible for our risks;
—	Being rigorous, forward looking and comprehensive in the assessment of risk;
—	Inviting, providing and respecting challenges;
—	Trouble shooting collectively; and
—	Placing Deutsche Bank and its reputation at the heart of all decisions.

To reinforce these expected behaviors and strengthen our risk culture, we conduct a number of group-wide activities. Our Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top. To further strengthen this message, we have reinforced our targeted training. In 2014, our employees attended more than 88,000 mandatory training modules globally including, for example, Global Information Security Awareness, An Introduction to MaRisk and the newly introduced ‘Tone from the Top’ module. As part of our ongoing efforts to strengthen our risk culture, we review our training suite regularly to develop further modules or enhance existing components.

In addition, along with other measures to strengthen our performance management processes, we have designed and implemented a process to tie formal measurement of risk culture-related behaviors to our employee performance assessment, promotion and compensation processes. This process has been in place in our CB&S and GTB divisions since 2010 and has subsequently been rolled out to all divisions and functions, with PBC Germany being the latest to have implemented the process in January 2015. This process is designed to further strengthen employee accountability.

We have also developed a dashboard to measure risk culture at a divisional and regional level. This was piloted in CB&S and AWM in 2014 and will be further developed over the coming months.

Further measures are already being reviewed and will be added to the program in 2015.

Risk Appetite and Capacity

Risk appetite expresses the level of risk that we are willing to assume within our risk capacity in order to achieve our business objectives, as defined by a set of minimum quantitative metrics and qualitative standards. Risk capacity is defined as the maximum level of risk we can assume in both normal and distressed situations before breaching regulatory constraints and our obligations to stakeholders.

Risk appetite is an integral element in our business planning processes via our Risk and Capital Demand Plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity and appetite constraints. We leverage the stress testing process to test the compliance of the plan also under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

The Management Board reviews and approves our risk appetite and capacity on an annual basis, or more frequently in the event of unexpected changes to the risk environment, with the aim of ensuring that they are consistent with our Group’s strategy, business and regulatory environment and stakeholders’ requirements.

In order to determine our risk appetite and capacity, we set different group level triggers and thresholds on a forward looking basis and define the escalation requirements for further action. We assign risk metrics that are sensitive to the material risks to which we are exposed and which are able to function as key indicators of financial health. In addition to that, we link our risk and recovery management governance framework with the risk appetite framework. In detail, we assess a suite of metrics under stress (CRR/CRD 4 fully loaded Common Equity Tier 1 (“CET 1”) ratio, Internal Capital Adequacy (“ICA”) ratio, and Stressed Net Liquidity Position (“SNLP”)) within the regularly performed benchmark and more severe group-wide stress tests and compare them to the Red-Amber-Green (“RAG”) levels as defined in the table below.

Deutsche Bank	1 – Management Report	74
Financial Report 2014	Risk Report
	Risk Management Principles

Risk Appetite Thresholds for key metrics

RAG levels	CRR/CRD 4 fully loaded CET1 ratio	Internal capital adequacy	Stressed net liquidity position
Normal	> 8.0%	> 135%	> €5 billion

Critical	8.0% – 5.5%	135% – 120%	€5 billion – €0 billion

Crisis	< 5.5%	< 120%	< €0 billion

Reports relating to our risk profile as compared to our risk appetite and strategy and our monitoring thereof are presented regularly up to the Management Board. Throughout the year 2014, our actual risk profile has remained in the normal levels as defined in the table above. In the event that our desired risk appetite is breached under either normal or stressed scenarios, a predefined escalation governance matrix is applied so these breaches are highlighted to the respective committees, and ultimately to the Chief Risk Officer and the Management Board. Amendments to the risk appetite and capacity must be approved by the Chief Risk Officer or the full Management Board, depending on their significance. As part of our annual risk appetite thresholds calibration exercise, we have furthermore adjusted our normal level of CRR/CRD 4 fully loaded CET1 ratio to 8.5 % and our ICA ratio to 140 % effective 2015 onwards. Therefore, the upper bound of the critical level for CRR/CRD 4 fully loaded CET1 ratio and ICA ratio will be adjusted for these changes as well.

Strategic and Capital Plan

We conduct an annual strategic planning process which lays out the development of our future strategic direction as a group and for our business areas/units. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates our long term strategic targets into measurable short to medium term financial targets and enables intra-year performance monitoring and management. Thereby we aim to identify optimal growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

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

In a second phase, the top-down objectives are substantiated bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; years two and three are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction. The bottom-up plans include targets for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to also consider stressed market conditions.

The resulting Strategic and Capital Plan is presented to the Group Executive Committee and the Management Board for discussion and approval. Following the approval of the Management Board, the final plan is presented to the Supervisory Board.

Deutsche Bank	1 – Management Report	75
Financial Report 2014	Risk Report
	Risk Management Principles

The Strategic and Capital Plan is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

—	Balanced risk adjusted performance across business areas and units;
—	High risk management standards with focus on risk concentrations;
—	Compliance with regulatory requirements;
—	Strong capital and liquidity position; and
—	Stable funding and liquidity strategy allowing for the business planning within the liquidity risk appetite and regulatory requirements.

The Strategic and Capital Planning process allows us to:

—	Set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans;
—	Assess our risk-bearing capacity with regard to internal and external requirements (i.e., economic capital and regulatory capital); and
—	Apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits e.g. regulatory capital demand and economic capital are derived from the Strategic and Capital Plan to align risk, capital and performance targets at all relevant levels of the organization.

The targets of a fully loaded CET 1 ratio of higher than 10 % and a leverage ratio of 3.5 % by year end 2015 are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving our externally communicated solvency targets ensures that we also comply with the Group Supervisory Review and Evaluation Process requirements as articulated by our home supervisor (CET 1 ratio of at least 10 % on a phase-in basis at all times).

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

In response to the crisis, the Financial Stability Board (FSB) has published a list of global systemically important banks (G-SIBs) and has advised its member institutions to mandate and to support the development of recovery and resolution plans within G-SIBs. Corresponding legislation has been enacted or proposed, as the case may be, in several jurisdictions, including the member states of the European Union (EU), Germany, UK and the U.S. As we have been identified as one of the G-SIBs, we have developed the Group’s recovery plan (Recovery Plan) and submitted this to our relevant regulators. The Recovery Plan is updated at least annually to reflect changes in the business and the regulatory requirements.

The Recovery Plan prepares us to restore our financial strength and viability during an extreme stress situation. The Recovery Plan’s more specific purpose is to outline how we can respond to a financial stress situation that would significantly impact our capital or liquidity position. Therefore it lays out a set of defined actions aimed to protect us, our customers and the markets and prevent a potentially more costly resolution event. In line with regulatory guidance, we have identified a wide range of recovery measures that will mitigate different types of stress scenarios. These scenarios originate from both idiosyncratic and market-wide events, which would have led to severe capital and liquidity impacts as well as impacts on our performance and balance sheet. The Re-

Deutsche Bank	1 – Management Report	76
Financial Report 2014	Risk Report
	Risk Management Principles

covery Plan, including its corresponding policy, is intended to enable us to effectively monitor, escalate, plan and execute recovery actions in the event of a crisis situation.

The Recovery Plan’s key objective is to help us to recover from a crisis situation by selecting appropriate recovery actions to stay sufficiently capitalised and funded. This plan extends beyond our risk management framework and can be executed in extreme scenarios where crises may threaten our survival (i.e., substantial loss of capital or inability to access market liquidity when needed). The Management Board determines when the Recovery Plan has to be invoked and which recovery measures are deemed appropriate.

The Recovery Plan is designed to cover multiple regulations including those of the FSB, EU, Germany and other key jurisdictions. Furthermore, the plan incorporates feedback from extensive discussions with our Crisis Management Group (CMG), formed by key home and host authorities. We report to this CMG with the objective of enhancing preparedness for, and facilitating the management and resolution of a cross-border financial crisis affecting us. This CMG is also intended to cooperate closely with authorities in other jurisdictions where firms have a systemic presence.

We are also working closely with our home resolution authority to create a Group Resolution Plan for Deutsche Bank as set out in the Banking Recovery and Resolution Directive and the German Recovery and Resolution Act (“Sanierungs- und Abwicklungsgesetz” or “SAG”).

In addition, title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the implementing regulations issued by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (“FDIC”) require each bank holding company with assets of U.S. $ 50 billion or more, including Deutsche Bank AG (“DBAG”), to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I US Resolution Plan”). For foreign-based covered companies such as DBAG, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, Deutsche Bank Trust Company Americas (“DBTCA”), one of DBAG’s insured depository institutions (“IDIs”) in the United States, was subject to the FDIC’s final rule requiring IDIs with total assets of U.S. $ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure under the Federal Deposit Insurance Act (the “IDI Rule”). DBTCA exceeded the IDI Rule’s threshold of U.S. $ 50 billion in average total consolidated assets during 2013 and DBAG expanded its 2014 Title I US Resolution Plan to also be responsive to the IDI Rule requirements (the Title I US Resolution Plan together with the IDI Plan, the “US Resolution Plan”).

The core elements of the US Resolution Plan are Material Entities (“MEs”), Core Business Lines (“CBLs”), Critical Operations (“COs”) and, for purposes of the IDI Plan, Critical Services. The US Resolution Plan lays out the resolution strategy for each ME, defined as those entities significant to the activities of a CO or CBL and demonstrates how each ME, CBL and CO, as applicable, can be resolved in a rapid and orderly manner and without systemic impact on U.S. financial stability. The US Resolution Plan also discusses the strategy for continuing Critical Services in resolution. Key factors addressed in the US Resolution Plan include how to ensure:

—	Continued access to services from other U.S. and non-U.S. legal entities as well as from third parties such as payment servicers, exchanges and key vendors;
—	Availability of funding from both external and internal sources;
—	Retention of key employees during resolution; and
—	Efficient and coordinated close-out of cross-border contracts.

The US Resolution Plan is drafted in coordination with the U.S. businesses and infrastructure groups so that it accurately reflects the business, critical infrastructure and key interconnections.

Deutsche Bank	1 – Management Report	77
Financial Report 2014	Risk Report
	Risk Assessment and Reporting

Risk Assessment and Reporting

Risk Metrics

We use a broad range of quantitative and qualitative methodologies for assessing and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The advanced internal tools and metrics we currently use to measure, manage and report our risks are:

—

RWA equivalent. This is defined as total risk-weighted assets (“RWA”) plus a theoretical amount for specific allocated Common Equity Tier 1 capital deduction items if these were converted into RWA. RWA form the key factor in determining the bank’s regulatory capital adequacy as reflected in the Common Equity Tier 1 capital ratio. RWA equivalents are used to set targets for the growth of our businesses and monitored within our management reporting systems. As a general rule, RWA are calculated in accordance with the currently valid CRR/CRD 4 framework, as implemented into German law (where necessary) and used within our forward looking risk and capital planning processes.

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

—

Return on risk-weighted assets (“RoRWA”). In times of regulatory capital constraints, RoRWA has become an important metric to assess our client relationships’ profitability, in particular for credit risk. RoRWA is currently the primary performance measure and continues to attract more attention than the previously used RARoC profitability measure based on economic capital.

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

—

Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for credit risk, for market risk including trading default risk, for operational risk and for business risk.

Stress testing

We have a strong commitment to stress testing performed on a regular basis in order to assess the impact of a severe economic downturn on our risk profile and financial position. These exercises complement traditional risk measures and represent an integral part of our strategic and capital planning process. Our stress testing framework comprises regular Group-wide stress tests based on internally defined benchmark and more severe macroeconomic global downturn scenarios. We include all material risk types into our stress testing exercises. The time-horizon of internal stress tests is one year. Our methodologies undergo regular scrutiny from internal

Deutsche Bank	1 – Management Report	78
Financial Report 2014	Risk Report
	Risk Assessment and Reporting

experts as well as regulators to review whether they correctly capture the impact of a given stress scenario. These analyses are complemented by portfolio- and country-specific stress tests as well as regulatory requirements, such as annual reverse stress tests and additional stress tests requested by our regulators on the group or legal entity level. Moreover, a capital planning stress test is performed annually to assess the viability of our capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. An integrated procedure allows us to assess the impact of ad-hoc scenarios that simulate potential imminent financial or geopolitical shocks.

The initial phase of our internal stress tests consists of defining a macroeconomic downturn scenario by dbResearch in cooperation with business specialists. dbResearch monitors the political and economic development around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly to reflect the impact on our business. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Using internal models metrics such as RWA, losses and economic capital under stress are computed by risk type. These results are aggregated at the Group level, and key metrics such as the SNLP, the CET 1 ratio and ICA ratio under stress are derived. Stress testing results and the underlying scenarios are reviewed across risk types on various levels by senior managers within Risk, Finance and the business units. After comparing these results against our defined risk appetite, senior management decides on specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also feed into the annual recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank. In 2014 we remained well capitalized within our internal stress testing program under various severe stress events. By choosing actions out of our pool of maintained recovery measures we would have been able to mitigate shortfalls under those stress scenarios directly. A reverse stress test is performed annually in order to challenge our business model to determine the severity of scenarios that would cause us to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario or idiosyncratic event and takes into account severe impacts of major risks on our results. Comparing the hypothetical macroeconomic scenario that would be necessary to result in our non-viability according to the reverse stress, to the current economic environment, we consider that the probability of occurrence of such a hypothetical macroeconomic scenario is extremely low. Given the extremely low probability of the reverse stress test scenario, we do not believe that our business continuity is at risk.

Stress Testing Framework of Deutsche Bank Group

Risk Reporting and Measurement Systems

We have centralized risk data and systems supporting regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational (including legal risk), business, reputational, liquidity risk, model risk and compliance risk (in accordance with MaRisk). The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for tailor-made reporting on risk posi-

Deutsche Bank	1 – Management Report	79
Financial Report 2014	Risk Report
	Risk Inventory

tions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data. Our risk management systems are reviewed by Group Audit following a risk-based audit approach. Our Management Board confirms, for the purpose of Article 435 CRR, that our risk management systems are adequate with regard to our risk profile and strategy.

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

—

An overview of our capital, liquidity and funding is presented to the CaR by Group Capital Management and the Group Treasurer every month. It comprises information on key metrics including CRR/CRD 4 Common Equity Tier 1 capital and the CRR/CRD 4 leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.

—	Results of the group-wide macroeconomic stress tests that are performed twice per quarter and/or more regularly are reported to and discussed at the PRC.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Risk Inventory

We face a variety of risks as a result of our business activities, as described below. Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital from credit, market, operational and business risk to cover risks generated from our business activities taking into account diversification effects across those risk types. Furthermore, our economic capital framework implicitly covers additional risks, e.g. reputational risk and refinancing risk, for which no dedicated economic capital models exist. Liquidity risk is excluded from the economic capital calculation since it is covered separately. The risk inventory is updated, regularly at least once a year or at other times if needed, by running a risk identification and materiality assessment process in line with MaRisk. In 2014 reputational risk, compliance risk and model risk were newly assessed as material.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as “counterparties”) exist, including those claims that we plan to distribute (see below in the more detailed section Credit Risk). These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), traded bonds and debt securities available for sale or our direct trading activity with clients (such as OTC derivatives, foreign exchange forwards and Forward Rate Agreements). Carrying values of equity investments are also disclosed in our Credit Risk section. We manage the respective positions within our market risk and credit risk frameworks.

We distinguish between three kinds of credit risk:

—	Default (Counterparty) risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;

Deutsche Bank	1 – Management Report	80
Financial Report 2014	Risk Report
	Risk Inventory

—	Settlement risk is the risk that the settlement or clearance of a transaction may fail. Settlement risk arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default; and
—	Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.

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

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions. Business risk consists of strategic risk, tax risk and refinancing risk, of which only strategic risk is assessed as material.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public’s trust in our organization.

Model Risk

Model risk is the risk of possible adverse consequences of decisions taken based on models that are inappropriate, incorrect, or misused. In this context, a model is defined as a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates.

Deutsche Bank	1 – Management Report	81
Financial Report 2014	Risk Report
	Risk Inventory

Compliance Risk

Compliance risk (MaRisk, i.e. minimum requirements for risk management) is defined as the current or prospective risk to earnings and capital arising from violations or non-compliance with laws, rules, regulations, agreements, prescribed practices or ethical standards and can lead to fines, damages and/or the voiding of contracts and can negatively impact an institution’s reputation.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions and Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risk that has been classified as material risk. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks:

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

Risk Concentrations

Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational, liquidity and other risks) as well as across different risk types (inter-risk concentrations). They could occur within and across counterparties, businesses, regions/countries, industries and products. The management of concentrations is integrated as part of the management of individual risk types and monitored on an ongoing basis. The key objective is to avoid any undue concentrations in the portfolio, which is achieved through a quantitative and qualitative approach, as follows:

—

Intra-risk concentrations are assessed, monitored and mitigated by the individual risk disciplines (credit, market, operational, liquidity risk management and others). This is supported by limit setting on different levels and/or management according to risk type.

—

Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations throughout 2014 was the Portfolio Risk Committee (PRC), which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

Risk Type Diversification Benefit

The risk type diversification benefit quantifies diversification effects between credit, market, operational and strategic risk in the economic capital calculation. To the extent correlations between these risk types fall below 1.0, a risk type diversification benefit results. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way.

Deutsche Bank	1 – Management Report	82
Financial Report 2014	Risk Report
	Risk Management Framework – Material Risks

Risk Management Framework – Material Risks

Risk management frameworks of credit, market, operational and liquidity risks are narrated in the Sections “Credit Risk”, “Trading Market Risk”, “Nontrading Market Risk”, “Operational Risk”, and “Liquidity Risk”. We describe the risk management approaches for other material risks here, as below:

Strategic Risk

Strategic risk represents the risk of suffering unexpected operating losses (i.e. negative earnings) during the period covered by the model due to decreases in operating revenues which cannot be compensated by cost reductions. Strategic risk covers only revenue or cost volatility which is not attributable to position taking (market risk), credit losses (credit risk) and operational events (operational risk) since these elements are already covered in the respective risk types explicitly. We aim to mitigate strategic risk within our business units through portfolio diversification designed to reduce dependency on individual or a small set of markets or products, products innovations and close monitoring of the execution of our strategic and capital plan, and ensuring flexibility of the cost base, i.e. through outsourcing.

Reputational Risk

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

The Group Reputational Risk Committee (“GRRC”) provides review and final determinations on all reputational risk issues and new client adoptions, where escalation of such issues is deemed necessary by senior Business and Regional Management, or required under the Group policies and procedures. Throughout 2014 the GRRC was a sub-committee of the Risk ExCo but it has since been elevated to be a sub-committee of the Management Board, with effectiveness in February 2015.

Model Risk

A new Model risk function was established in 2014, aggregating all core model risk management activities across the bank into one independent function:

—

Model validation provides independent validation of the methodological aspects of models. The key objectives of model validation are to verify that models are performing as expected, in line with their design objectives and business uses, and to aim to ensure that models are logically and conceptually sound and assess the appropriateness and accuracy of the implementation methodology;

—

Model risk governance supports establishment of a front-to-back model risk management framework which includes defining common standards for model development, usage and validation; identification and remediation of issues and inconsistencies in modeling; and maintenance of a bank-wide model inventory; and

Deutsche Bank	1 – Management Report	83
Financial Report 2014	Risk Report
	Credit Risk

—

Key senior management forums to address model risk are the Group Model Risk Management Committee (“GMRMC”) and the Pricing Model Risk Management Committee (“PMRMC”). Both are subcommittees of the CaR and the Risk ExCo, and act on behalf of the Management Board. The PMRMC is responsible for management and oversight of model risk from valuation models (front office models that are used for official pricing and risk management of trading positions). The GMRMC is responsible for management and oversight of model risk from risk and capital models.

Compliance Risk

Compliance manages this risk through the following:

—

Identifying material rules and regulations where non-compliance could lead to endangerment of the Bank’s assets (supported by the bank’s business divisions, infrastructure functions or Regional Management);

—

Advising and supporting the Management Board concerning the adherence to material rules and regulations as well as acting to implement effective procedures for compliance with applicable material rules and regulations, and the setup of the corresponding controls;

—

Monitoring the coverage of new or changed material rules and regulations by our business divisions, infrastructure functions or Regional Management including potential implementation plans for appropriate controls. Compliance is not explicitly requested to run its own monitoring programs but has the right to carry out monitoring activities;

—

Assessing the coverage of all existing material rules and regulations by the bank’s business divisions, infrastructure functions or Regional Management and existence of a corresponding control environment; and

—	Reporting to the Management and Supervisory Boards on at least an annual basis and on an ad hoc basis.

Credit Risk

We measure and manage our credit risk using the following philosophy and principles:

—	Our credit risk management function is independent from our business divisions and in each of our divisions credit decision standards, processes and principles are consistently applied.
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

Deutsche Bank	1 – Management Report	84
Financial Report 2014	Risk Report
	Credit Risk

—	We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio or covering workout clients. The credit coverage for assets transferred to the NCOU utilizes the expertise of our core credit organization.
—	Our credit related activities are governed by our Principles for Managing Credit Risk. These principles define our general risk philosophy for credit risk and our methods to manage this risk. The principles define key organizational requirements, roles and responsibilities as well as process principles for credit risk management and are applicable to all credit related activities undertaken by us.

Credit Risk Ratings

The credit rating is an essential part of the Bank’s underwriting and credit process and builds the basis for risk appetite determination as well as credit decision and transaction pricing. Each borrower must be rated and each rating has to be reviewed at least annually. Ongoing monitoring of counterparties foster that ratings are kept up-to-date. There must be no credit limit without a credit rating. For each credit rating the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Different rating approaches have been established to best reflect the specific characteristics of exposure classes, including central governments and central banks, institutions, corporates and retail.

Counterparties in our non-homogenous portfolios are rated by our independent Credit Risk Management function. Country risk related ratings are provided by dbResearch.

Our rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 21-grade rating scale for evaluating the credit-worthiness of our counterparties. The previous 26-grid rating scale has been replaced by a 21-grade rating scale, merging seven default classes into two. These two include either provisioned exposure or non provisioned exposure (e.g. due to collateral). This change in methodology has not resulted in any impact in RWA, EL and EC.

The majority of our rating methodologies are authorized for use within the advanced internal rating based approach under applicable Basel rules. Our rating scale enables us to compare our internal ratings with common market practice and promotes comparability between different sub-portfolios of our institution. We generally rate our counterparties individually, though certain portfolios of purchased or securitized receivables are rated on a pool basis. Ratings are required to be kept well documented. The algorithms of the rating procedures for all counterparties are recalibrated regularly on the basis of the default history as well as other external and internal factors and expert judgments.

Ratings for central governments and central banks take into account economic, political and socio-demographic indicators, e.g. the political dynamics in a country. The model incorporates relevant aspects covered in the fields of empirical country risk analysis and early warning crisis models to arrive at an overall risk evaluation.

Ratings for corporates, institutions and SMEs combine quantitative analysis of financial information with qualitative assessments of i.a. industry trends, market position and management experience. Financial analysis has a specific focus on cash flow generation and the counterparty’s capability to service its debts, also in comparison to peers. We supplement the analysis of financials by an internal forecast of the counterparty’s financial profile where deemed to be necessary. For purchased corporate receivables the corporate rating approach is applied.

Ratings for SME clients are based on automated sub-ratings for e.g. financial aspects and conduct of bank account. Specialized lending is managed by specific credit risk management teams, e.g. for real estate, ship finance or leveraged transactions. Following the individual characteristic of the underlying credit transactions we have developed bespoke scorecards where appropriate to derive credit ratings.

Deutsche Bank	1 – Management Report	85
Financial Report 2014	Risk Report
	Credit Risk

In our retail business, creditworthiness checks and counterparty ratings are generally derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (i.e., financial figures), behavioural aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral, the expected loss. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods.

They are used to support our individual credit decisions for the retail portfolio as well as to continuously monitor it in an automated fashion. In case elevated risks are identified as part to this monitoring process or new regulatory requirements apply, credit ratings are reviewed on an individual basis for these affected counterparties.

Credit risk arising from equity position is managed by a separate team within Credit Risk Management. We usually use either external rating where available or standard rating approaches as default to measure the expected loss of equity positions.

Postbank also makes use of internal rating systems authorized for use within the foundation or advanced internal rating based approach according to CRR. All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class. Risk governance is provided within a Legal Entity committee structure as well as on group level by full integration and representation of Postbank in DB Group’s global risk committees.

Rating Governance

All of our rating methodologies, excluding Postbank, have to be approved by the Capital Methodology Committee (“CMC”), a sub-committee of the Regulatory Capital Committee, before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Regulatory approval may be required in addition. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the CMC, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to CMC at the beginning of the calendar year and a status update is given on a quarterly basis.

For Postbank, responsibility for implementation and monitoring of internal rating systems effectiveness rests with Postbank’s Risk Analytics unit and Postbank’s validation committee, chaired by Postbank’s Head of Credit Risk Controlling. All rating systems are subject to approval by Postbank’s Bank Risk Committee chaired by the Chief Risk Officer. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Joint governance is ensured via a cross committee membership of Deutsche Bank senior managers joining Postbank committees and vice versa.

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

Deutsche Bank	1 – Management Report	86
Financial Report 2014	Risk Report
	Credit Risk Mitigation

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

Deutsche Bank	1 – Management Report	87
Financial Report 2014	Risk Report
	Credit Risk Mitigation

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG manages the residual credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio; the leveraged portfolio and the medium-sized German companies’ portfolio within our Corporate Divisions of CB&S and GTB.

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

Netting and Collateral Arrangements for Derivatives and Securities Financing Transactions

Netting is applicable to both exchange traded derivative transactions (“futures and options”) and those traded over-the-counter (“OTC derivative transactions”). Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

All futures and options are cleared through central counterparties (“CCPs”), which interpose itself between the trading entities by becoming the counterparty to each of the entities. Where available and to the extent agreed with our counterparties, we also use CCP clearing for our OTC derivative transactions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) introduced mandatory CCP clearing for certain standardized OTC derivative transactions in 2013. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) will introduce mandatory CCP clearing for certain standardized OTC derivatives transactions, currently expected to start with certain interest rate derivatives and credit derivatives in the fourth quarter of 2015. The rules and regulations of CCPs usually provide for the bilateral set off of all amounts payable on the same day and in the same currency (“payment netting”) and thereby reducing our settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of our derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCP rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP’s default (“close-out netting”), which reduced our credit risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the relevant CCP’s close-out netting provisions.

In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our counterparts. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty. For parts of the derivatives business (i.e., foreign exchange transactions) we also enter into master agreements under which payment netting applies in respect to transactions covered by such master agreements, reducing our settlement risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Deutsche Bank	1 – Management Report	88
Financial Report 2014	Risk Report
	Monitoring and Managing Credit Risk

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

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party’s rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but may also apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of our credit rating please refer to table “Stress Testing Results” in the section “Liquidity Risk”.

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

Monitoring and Managing Credit Risk

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

Counterparty Risk Management

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institutions, corporate or private individuals) or economic area (i.e., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where there is a concern that the credit quality has deteriorated or appears likely to deteriorate to the point where they present a heightened risk of loss in default, the respective exposure is generally placed on a “watch list”. We aim to identify counterparties that, on the basis of

Deutsche Bank	1 – Management Report	89
Financial Report 2014	Risk Report
	Monitoring and Managing Credit Risk

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

The Industry Batch reports are presented to the CRM Portfolio Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared with the approved sub-portfolio strategies. Regular overviews are prepared for the CRM Portfolio Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Developed Markets countries (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a “Country Batch report” is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyze the risk/reward profile of the portfolio. Based on this, limits and strategies are set for countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Portfolio Risk Committee, a sub-committee of our Risk Executive Committee and Capital and Risk Committee, pursuant to delegated authority.

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

—	Market Risk: Limits are established to manage trading position risk in emerging markets and are set based on the P&L impact of potential stressed market events on those positions.
—	Treasury Risk: Exposures of one Deutsche Bank entity to another (Funding, Capital or Margin) are subject to limits given the transfer risk inherent in these cross-border positions.
—	Gap Risk: Limits established to manage the risk of loss due to intra-country wrong-way risk exposure.

Deutsche Bank	1 – Management Report	90
Financial Report 2014	Risk Report
	Monitoring and Managing Credit Risk

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

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. Specific product limits are set in particular if a concentration of transactions of a specific type might lead to significant losses under certain cases. In this respect, correlated losses might result from disruptions of the functioning of financial markets, significant moves in market parameters to which the respective product is sensitive, macroeconomic default scenarios or other factors affecting certain credit products. Specific product limits can either be set with regards to exposure to certain industries or affecting the total credit portfolio. We have introduced a uniform framework for the establishment and annual review of product limits for our Corporate Banking & Securities and Global Transaction Banking businesses. Exposures are monitored regularly; remediatory action is required in case of an excess of utilization over the approved limit.

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

Furthermore, in our PBC businesses, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products. In Wealth Management, target levels are set for global concentration based on the liquidity of the underlying collateral.

Deutsche Bank	1 – Management Report	91
Financial Report 2014	Risk Report
	Credit Exposure

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

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in nondefault scenarios) are modeled by applying our own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the Basel 2.5 Internal Models Method (“IMM”). The alpha factor is identical with the one used for the risk-weighted assets calculation, yet subject to a lower floor of 1.0. For December 31, 2014 the alpha factor was calibrated to 1.11. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Credit Exposure

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities, as well as from our direct trading activity with clients in certain instruments including OTC derivatives like foreign exchange forwards and Forward Rate Agreements. A default risk also arises from our positions in equity products and traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfil their contractual payment obligations.

Deutsche Bank	1 – Management Report	92
Financial Report 2014	Risk Report
	Credit Exposure

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

Maximum Exposure to Credit Risk
Dec 31, 2014		Credit Enhancements
in € m. [1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and due from banks	20,055	0	7	0	7

Interest-earning deposits with banks	63,518	0	53	21	74

Central bank funds sold and securities purchased under resale agreements	17,796	0	16,988	0	16,988

Securities borrowed	25,834	0	24,700	0	24,700

Financial assets at fair value through profit or loss[4]	862,035	522,373	163,576	1,102	687,051

Trading assets	125,130	0	3,537	533	4,070

Positive market values from derivative financial instruments	629,958	519,590	76,512	336	596,439

Financial assets designated at fair value through profit or loss	106,947	2,782	83,527	233	86,542

thereof:

Securities purchased under resale agreement	60,473	2,415	58,058	0	58,058

Securities borrowed	20,404	368	19,955	0	19,955

Financial assets available for sale[4]	62,038	0	938	0	938

Loans[5]	410,825	0	205,376	28,496	233,872

Other assets subject to credit risk	85,061	67,009	768	363	68,140

Financial guarantees and other credit related contingent liabilities[6]	62,087	0	6,741	8,723	15,464

Irrevocable lending commitments and other credit related commitments[6]	154,446	0	5,958	8,582	14,540

Maximum exposure to credit risk	1,763,695	589,381	425,106	47,287	1,061,774

[1] All amounts at carrying value unless otherwise indicated.
[2] Does not include credit derivative notional sold (€ 680,699 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to Liquidity Reserves.
[3] Bought credit protection is reflected with the notional of the underlying.
[4] Excludes equities, other equity interests and commodities.
[5] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[6] Figures are reflected at notional amounts.

Deutsche Bank	1 – Management Report	93
Financial Report 2014	Risk Report
	Credit Exposure

Dec 31, 2013		Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and due from banks	17,155	0	0	13	13

Interest-earning deposits with banks	77,984	0	2	31	34

Central bank funds sold and securities purchased under resale agreements	27,363	0	25,100	0	25,100

Securities borrowed	20,870	0	20,055	0	20,055

Financial assets at fair value through profit or loss[4]	824,458	423,737	196,321	3,892	623,951

Trading assets	145,170	0	2,333	2,660	4,993

Positive market values from derivative financial instruments[5]	504,590	406,616	57,493	274	464,383

Financial assets designated at fair value through profit or loss	174,698	17,121	136,495	959	154,575

thereof:

Securities purchased under resale agreement	116,764	16,198	100,091	0	116,289

Securities borrowed	32,485	923	31,017	0	31,941

Financial assets available for sale[4]	46,413	0	760	110	870

Loans[6]	382,171	0	198,668	29,971	228,640

Other assets subject to credit risk	59,030	43,574	1,150	385	45,109

Financial guarantees and other credit related contingent liabilities[7]	65,630	0	7,209	11,513	18,722

Irrevocable lending commitments and other credit related commitments[7,8]	137,202	0	4,538	9,182	13,720

Maximum exposure to credit risk	1,658,275	467,311	453,803	55,097	976,212

1	All amounts at carrying value unless otherwise indicated.
2	Does not include credit derivative notional sold (€ 1,035,946 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves.
3	Bought credit protection is reflected with the notional of the underlying.
4	Excludes equities, other equity interests and commodities.
5	Comparatives have been restated by € 10,591 million (netting) and € 9,681 million (collateral) erroneously included in prior disclosure.
6	Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
7	Figures are reflected at notional amounts.
8	In 2014, comparatives have been restated by € 10,542 million to include Fronting Commitments erroneously not included in prior disclosure.

The overall increase in maximum exposure to credit risk for December 31, 2014 was predominantly driven by a € 125 billion increase in positive market values from derivative financial instruments during the period as well as foreign exchange impact across various products, partly offset by a € 73 billion decrease in securities purchased under resale agreements and securities borrowed both under fair value and accrual accounting as discussed in various other sections of this report. Our overall loan book increased by € 29 billion or 7%, from € 382 billion as of December 31, 2013 to € 411 billion as of December 31, 2014. Increases were driven by foreign exchange impact, collateral restructuring related to ETF business within CB&S, and business growth across CB&S and Deutsche AWM, partly offset by reductions in NCOU.

Included in the category of trading assets as of December 31, 2014, were traded bonds of € 108 billion (€ 126 billion as of December 31, 2013) that are over 80 % investment-grade (over 86 % as of December 31, 2013). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 94 % were investment-grade (more than 97 % as of December 31, 2013).

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

Deutsche Bank	1 – Management Report	94
Financial Report 2014	Risk Report Credit Exposure

Credit Quality of Financial Instruments neither Past Due nor Impaired

We derive our credit quality from internal ratings and group our exposures into classes as shown below. Please refer to the sections “Credit Risk Ratings” and “Rating Governance” for more details about our internal ratings.

Credit Quality of Financial Instruments neither Past Due nor Impaired
	Dec 31, 2014
in € m.[1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	17,220	896	1,161	727	48	4	20,055

Interest-earning deposits with banks	57,175	4,514	1,081	578	28	141	63,518

Central bank funds sold and securities purchased under resale agreements	854	13,564	1,553	1,414	332	79	17,796

Securities borrowed	18,705	5,200	1,114	727	88	0	25,834

Financial assets at fair value through profit or loss[2]	312,470	385,335	81,930	58,678	16,094	7,529	862,036

Trading assets	58,014	15,973	18,230	21,767	7,061	4,085	125,130

Positive market values from derivative financial instruments	208,057	348,179	46,675	20,062	5,120	1,865	629,958

Financial assets designated at fair value through profit or loss	46,399	21,183	17,025	16,848	3,914	1,578	106,947

thereof:	0	0	0	0	0	0	0
Securities purchased under resale agreement	17,213	13,820	12,432	14,219	1,529	1,259	60,473
Securities borrowed	17,110	3,266	20	7	0	0	20,404

Financial assets available for sale[2,3]	50,810	3,375	1,782	3,958	194	1,719	61,838

Loans[4]	47,554	56,865	112,106	130,438	39,181	10,313	396,458

thereof: IAS 39 reclassified loans	2,109	1,353	1,408	1,051	685	274	6,880

Other assets subject to credit risk	13,538	48,714	7,049	13,927	1,105	728	85,061

Financial guarantees and other credit related contingent liabilities[5]	6,281	17,696	20,190	11,640	4,929	1,352	62,087

Irrevocable lending commitments and other credit related commitments[5]	22,938	39,336	40,145	31,492	18,924	1,612	154,446

Total	547,546	575,494	268,110	253,577	80,924	23,477	1,749,129

[1] All amounts at carrying value unless otherwise indicated.
[2] Excludes equities, other equity interests and commodities.
[3] Includes past due instruments in order to be consistent with the Asset Quality section of this report.
[4] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[5] Figures are reflected at notional amounts.

Deutsche Bank	1 – Management Report	95
Financial Report 2014	Risk Report Credit Exposure

	Dec 31, 2013
in € m.[1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	13,804	1,971	998	311	17	55	17,155

Interest-earning deposits with banks	71,053	5,078	1,145	391	282	35	77,984

Central bank funds sold and securities purchased under resale agreements	3,774	19,949	1,904	1,516	201	19	27,363

Securities borrowed	12,783	6,381	1,057	382	267	0	20,870

Financial assets at fair value through profit or loss[2]	282,000	368,969	69,497	84,517	14,009	5,466	824,458

Trading assets	70,398	17,245	13,902	35,957	4,640	3,028	145,170

Positive market values from derivative financial instruments	143,770	303,107	36,452	15,743	3,876	1,642	504,590

Financial assets designated at fair value through profit or loss	67,832	48,617	19,144	32,816	5,493	796	174,698

thereof:
Securities purchased under resale agreement	29,217	40,922	14,960	28,119	3,095	452	116,764
Securities borrowed	29,104	3,260	75	37	10	0	32,485

Financial assets available for sale[2,3]	35,708	5,435	1,788	1,267	876	1,218	46,293

Loans[4]	34,708	53,624	99,941	127,613	40,869	9,581	366,336

thereof: IAS 39 reclassified loans	999	2,894	2,088	962	817	286	8,046

Other assets subject to credit risk	7,923	37,446	2,821	9,416	1,140	284	59,030

Financial guarantees and other credit related contingent liabilities[5]	8,318	19,285	20,234	11,604	4,382	1,807	65,630

Irrevocable lending commitments and other credit related commitments[5,6]	19,794	32,452	39,216	28,523	15,857	1,360	137,202

Total	489,864	550,591	238,600	265,540	77,900	19,826	1,642,321

[1]	All amounts at carrying value unless otherwise indicated.
[2]	Excludes equities, other equity interests and commodities.
[3]	Prior year figures have been restated by € 1.5 billion to include past due instruments in order to be consistent with the Asset Quality section of this report.
[4]

Gross loans less deferred expense/unearned income before deductions of allowance for loan losses. Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million erroneously not considered in prior disclosure.

[5]	Figures are reflected at notional amounts.
[6]	In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

The overall growth in total credit exposure of € 107 billion for December 31, 2014 is mainly due to an increase in positive market value from derivative financial instruments in investment grade rating categories and here mainly in the top category iAAA-iAA as well as foreign exchange impact across various products.

Main Credit Exposure Categories

The tables in this section show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter (“OTC”) derivatives, traded loans, traded bonds, debt securities available for sale and repo and repo-style transactions:

—	“Loans” are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
—	“Irrevocable lending commitments” consist of the undrawn portion of irrevocable lending-related commitments.
—	“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements).
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

Deutsche Bank	1 – Management Report	96
Financial Report 2014	Risk Report Credit Exposure

—

“Debt securities available for sale” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.

—	“Repo and repo-style transactions” consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions before application of netting and collateral received.

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

Main Credit Exposure Categories by Business Divisions

	Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	61,820	119,995	4,865	43,407	14,865	92,272	34,411	112,605	484,239

Private & Business Clients	214,688	11,687	1,735	464	0	2	16,665	8,714	253,955

Global Transaction Banking	77,334	17,121	51,663	595	614	87	184	3,159	150,758

Deutsche Asset & Wealth Management	38,676	4,158	2,681	839	12	7,940	3,403	11	57,719

Non-Core Operations Unit	18,049	954	1,072	1,760	1,163	7,509	4,358	17	34,883

Consolidation & Adjustments	258	530	71	13	0	0	111	0	983

Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

[1]	Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
Corporate Banking & Securities	40,335	102,776	6,716	40,709	14,921	109,864	19,947	176,720	511,988

Private & Business Clients	213,252	13,685	1,595	498	0	1	16,240	15,090	260,362

Global Transaction Banking	72,868	15,931	52,049	500	958	65	171	5,630	148,172

Deutsche Asset & Wealth Management	32,214	3,070	2,795	791	16	9,023	2,946	15	50,869

Non-Core Operations Unit	23,395	1,450	2,416	2,211	1,891	7,203	4,841	15	43,423

Consolidation & Adjustments	106	289	58	7	1	5	97	12	575

Total	382,171	137,202	65,630	44,716	17,787	126,160	44,242	197,482	1,015,390

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3]	Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[4]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[5]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Deutsche Bank	1 – Management Report	97
Financial Report 2014	Risk Report Credit Exposure

Our main credit exposure decreased by € 32.9 billion.

—	From a divisional perspective, a reduction of € 27.7 billion has been achieved by CB&S, of € 8.5 billion by NCOU and of € 6.4 billion by PBC.
—

From a product perspective, strong exposure reductions have been observed for Repo and repo-style transactions and for Traded Bonds. Slight exposure reductions were also observed for Contingent Liabilities and Traded Loans.

—

The ETF related collateral restructuring in CB&S entailed replacing our physical securities exposure by entering into fully funded total returns swaps. As a consequence, CB&S loans with embedded securities exposure increased whereas the securities exposure within trading assets decreased.

Main Credit Exposure Categories by Industry Sectors

	Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	24,179	23,701	14,368	18,967	4,291	34,856	19,227	110,112	249,700

Fund management activities	12,145	6,670	612	3,065	149	3,051	349	49	26,089

Manufacturing	25,633	40,483	18,205	2,292	1,604	2,312	204	0	90,732

Wholesale and retail trade	15,781	11,975	5,926	1,156	865	839	94	0	36,636

Households	197,853	11,203	2,192	739	183	2	0	35	212,207

Commercial real estate activities[5]	35,743	3,864	646	2,054	3,129	606	74	576	46,691

Public sector	16,790	1,696	231	7,416	446	55,181	34,846	615	117,220

Other	82,700[6]	54,855	19,908	11,389	5,989	10,963	4,339	13,119	203,262

Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

[1]	Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]

Commercial real estate activities are based on counterparty industry classification, irrespective of business unit attribution. The business units mostly involved are “Commercial Real Estate” (€ 17.2 billion) and “PBC Mortgages” (€ 11.2 billion).

[6]	Loan exposures for Other include lease financing.

	Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
Banks and insurance	25,100	21,234	15,289	22,243	5,389	34,427	14,212	195,273	333,166

Fund management activities	10,029	4,756	1,255	3,326	421	4,771	235	20	24,814

Manufacturing	21,406	33,120	18,767	1,077	1,301	2,999	314	0	78,983

Wholesale and retail trade	13,965	11,850	5,610	904	936	811	128	0	34,205

Households	193,515	10,839	2,645	665	611	1	0	59	208,336

Commercial real estate activities[6]	34,259	2,808	831	661	2,047	1,140	88	136	41,969

Public sector	16,228	1,931	135	4,299	592	64,286	26,101	681	114,253

Other	67,668[7]	50,664	21,099	11,541	6,488	17,726	3,166	1,313	179,663

Total	382,171	137,202	65,630	44,716	17,787	126,160	44,242	197,482	1,015,390

[1]	Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[3]	Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[4]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[5]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[6]

Commercial real estate activities are based on counterparty industry classification, irrespective of business unit attribution. The business units mostly involved are “PBC Mortgages” and “Commercial Real Estate”.

[7]	Loan exposures for Other include lease financing.

The above table gives an overview of our credit exposure by industry; allocated based on the NACE code of the counterparty we are doing business with.

Deutsche Bank	1 – Management Report	98
Financial Report 2014	Risk Report Credit Exposure

From an industry perspective, our credit exposure is lower compared with last year mainly due to a decrease in banks and insurance of € 83.5 billion, driven by lower Repo and Repo-style transactions, partly offset by increases, especially in the category Other of € 23.6 billion.

Loan exposure increase in category Other is mainly due to ETF related collateral restructuring within CB&S. This is due to replacing our physical securities exposure by entering into fully funded total returns swaps resulting in a corresponding decrease of securities exposure within trading assets.

Loan exposures to the industry sectors banks and insurance, manufacturing and public sector comprise predominantly investment-grade loans. The portfolio is subject to the same credit underwriting requirements stipulated in our “Principles for Managing Credit Risk”, including various controls according to single name, country, industry and product-specific concentration.

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

Our household loans exposure amounting to € 198 billion as of December 31, 2014 (€ 194 billion as of December 2013) is principally associated with our PBC portfolio. € 153 billion (77%) of the portfolio comprises mortgages, of which € 119 billion are held in Germany. The remaining exposures (€ 45 billion, 23%) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

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

Our commercial real estate loans are generally secured by first mortgages on the underlying real estate property, and follow the credit underwriting requirements stipulated in the “Principles for Managing Credit Risk” noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as LTV ratios of generally less than 75%. Additionally, given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values regularly.

Excluding the exposures transferred into the NCOU, the Commercial Real Estate Group only in exceptional cases retains mezzanine or other junior tranches of debt (although we do underwrite mezzanine loans), though the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for securitization are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regula-

Deutsche Bank	1 – Management Report	99
Financial Report 2014	Risk Report Credit Exposure

tion requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment-grade). We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. In addition, sub-performing and non-performing loans and pools of loans are acquired from other financial institutions at generally substantial discounts to both the notional amounts and current collateral values. The underwriting process for these is stringent and the exposure is managed under separate portfolio limits. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category other loans, with exposure of € 83 billion as of December 31, 2014 (€ 68 billion as of December 31, 2013), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 7 % of our aggregated total credit exposure in these categories as of December 31, 2014 compared with 10 % as of December 31, 2013. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

Main credit exposure categories by geographical region

	Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	202,658	26,176	14,356	3,250	1,206	6,679	16,339	13,533	284,198

Western Europe (excluding Germany)	94,386	36,781	18,984	18,190	3,295	21,516	33,683	23,935	250,771
thereof:
France	2,674	6,053	2,434	936	423	3,684	5,346	3,656	25,207
Luxembourg	14,156	3,835	754	1,766	552	2,028	6,240	190	29,522
Netherlands	10,630	5,548	2,548	5,257	436	2,726	7,751	348	35,244
United Kingdom	7,878	9,118	1,911	1,058	586	4,530	5,141	13,607	43,828

Eastern Europe	10,524	1,755	2,136	927	1,542	2,494	561	243	20,183
thereof:
Poland	7,055	651	315	74	0	1,353	64	0	9,511
Russia	2,068	524	693	205	1,081	238	0	39	4,848

North America	55,540	83,400	14,291	14,338	7,531	52,898	5,736	71,306	305,040
thereof:
Canada	880	2,237	932	1,087	240	1,309	278	1,325	8,287
Cayman Islands	2,571	1,982	61	542	322	2,256	124	12,660	20,519
U.S.	45,899	77,960	12,881	12,614	6,725	48,669	5,323	56,630	266,702

Central and South America	5,071	777	1,445	1,350	604	2,936	24	1,151	13,358
thereof:
Brazil	1,787	210	781	241	175	1,558	0	656	5,409
Mexico	363	90	51	447	199	450	19	301	1,919

Asia/Pacific	40,081	4,774	10,062	8,643	2,226	20,677	2,467	13,818	102,747

thereof:
China	9,372	331	950	523	180	1,698	0	1,320	14,373
Japan	866	489	397	3,398	173	2,371	90	4,250	12,032
South Korea	2,069	11	1,095	591	0	842	0	342	4,949

Africa	1,924	627	805	351	124	541	49	520	4,941

Other	640	156	7	29	126	67	273	0	1,297

Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

[1]	Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Deutsche Bank	1 – Management Report	100
Financial Report 2014	Risk Report Credit Exposure

	Dec 31, 2013
in € m.	Loans[1]	Irrevocable lending commitments[2,3]	Contingent liabilities	OTC derivatives[4]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[5]	Total
Germany	200,106	24,099	14,572	2,413	1,451	12,608	10,961	16,444	282,655

Western Europe (excluding Germany)	86,846	37,457	19,991	17,056	5,179	31,296	26,309	58,843	282,978
thereof:
France	2,675	7,815	2,014	1,273	672	6,585	3,691	11,811	36,536
Luxembourg	5,566	2,186	622	1,735	1,362	3,892	3,976	572	19,912
Netherlands	12,163	6,446	3,179	3,099	863	4,111	6,382	429	36,674
United Kingdom	8,719	8,414	1,817	3,834	942	6,421	5,018	31,403	66,567

Eastern Europe	9,773	1,573	2,173	844	2,177	2,532	390	529	19,991
thereof:
Poland	6,862	761	215	59	38	867	259	–	9,061
Russia	1,752	463	753	74	1,822	600	–	357	5,822

North America	42,748	67,833	17,212	14,404	6,111	52,298	4,041	92,099	296,745
thereof:
Canada	572	2,286	1,571	648	499	2,132	165	798	8,672
Cayman Islands	2,294	1,725	486	1,118	313	1,909	154	25,633	33,632
U.S.	35,019	63,067	14,680	12,308	5,113	47,710	3,716	64,532	246,146

Central and South America	4,539	745	1,338	701	364	3,016	129	1,310	12,143
thereof:
Brazil	1,413	249	712	120	162	1,638	17	349	4,660
Mexico	271	122	34	218	163	279	74	321	1,483

Asia/Pacific	36,151	4,782	9,392	9,081	2,341	23,740	2,286	28,043	115,817
thereof:
China	8,894	432	788	623	69	1,183	–	2,123	14,113
Japan	848	408	396	3,920	405	5,112	884	16,065	28,038
South Korea	2,150	7	930	515	22	977	65	337	5,004

Africa	1,879	668	932	191	111	552	–	214	4,546

Other	130	44	19	25	52	118	126	–	515

Total	382,171	137,202	65,630	44,716	17,787	126,160	44,242	197,482	1,015,390

[1]  Includes impaired loans amounting to € 10.1 billion as of December 31, 2013.

[2]  Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.

[3]  Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

[4]  Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.

[5]  Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

The above table gives an overview of our credit exposure by geographical region, allocated based on the counterparty’s country of domicile, see also section “Credit Exposure to Certain Eurozone Countries” of this report for a detailed discussion of the “country of domicile view”.

Our largest concentration of credit risk within loans from a regional perspective is in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business.

Within the OTC derivatives business, tradable assets as well as repo and repo-style transactions, our largest concentrations from a regional perspective were in Western Europe (excluding Germany) and North America. From the industry perspective, exposures from OTC derivative, tradable assets as well as repo and repo-style transactions have a significant share in highly rated banks and insurance companies. For tradable assets, a large proportion of exposure also with public sector companies.

As of December 31, 2014 our loan book increased to € 411 billion (versus € 382 billion as of December 31, 2013) mainly in North America and Western Europe (excluding Germany) with other, households and manufacturing experiencing largest increases. The increase in loans for Luxembourg is due to ETF related collateral restructuring within CB&S which involved replacing our physical securities exposure by entering into fully funded total returns swaps. The decrease in repo and repo-style transactions (€ 73 billion) was primarily in positions with banks and insurance companies within Western Europe (excluding Germany) and North America coupled with an increase in irrevocable lending commitments (€ 17 billion) mainly in North America. Credit exposure to Russia has decreased by € 1 billion to € 5 billion as a result of successful de-risking and is focused

Deutsche Bank	1 – Management Report	101
Financial Report 2014	Risk Report Credit Exposure

on corporates in strategic important industry sectors. Credit exposure to Ukraine is relatively small at € 370  million.

Credit Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Fundamentals have improved to some extent, with the growth outlook for these economies stabilising, competitiveness improving and external imbalances (i.e., current account deficits) narrowing. This adjustment process has been supported by the ECB’s Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which have provided a credible (if untested) backstop and helped to contain funding costs. Although a recent Advocate General Opinion stated that the OMT program should be valid under European law, the Court of Justice of the European Union is not expected to issue a final decision until the summer of 2015. The newly announced Quantitative Easing (QE) programme will also help to lower funding costs across the Eurozone. The effectiveness of these measures so far has limited the contagion to other Eurozone bond markets. This has occurred despite the rising uncertainty around the future of Greece’s program following Syriza’s election victory in January 2015.

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

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Dec 31, 2014	Dec 31, 2013
Greece	416	466

Ireland	750	455

Italy	14,808	15,419

Portugal	1,002	708

Spain	8,273	9,886

Total	25,249	26,935

Deutsche Bank	1 – Management Report	102
Financial Report 2014	Risk Report Credit Exposure

Net credit risk exposure is down € 1.7 billion since year-end 2013. This was mainly driven by decreases across Spain and Italy mostly from reductions in our Sovereign exposure, partly offset by increases in Ireland and Portugal mainly driven by higher traded credit positions.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these Eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other				Total[1]
in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014		Dec 31, 2013		Dec 31, 2014	Dec 31, 2013
Greece
Gross	100	52	716	605	1,176	1,338	8	9	34		0		2,033	2,004
Undrawn	0	0	20	18	72	101	3	3	0		0		95	122
Net	89	52	107	23	134	214	3	3	34		0		367	291

Ireland
Gross	553	765	1,100	721	8,282	6,177	40	48	2,350	[2]	1,958	[2]	12,325	9,669
Undrawn	0	0	48	6	2,257	1,680	1	1	476	[2]	358	[2]	2,783	2,045
Net	(21)	175	524	438	5,154	4,537	5	9	2,350	[2]	1,951	[2]	8,012	7,110

Italy
Gross	4,673	1,900	5,736	5,232	8,512	8,400	19,330	19,650	1,310		648		39,560	35,830
Undrawn	0	0	952	955	3,064	3,407	199	190	28		2		4,242	4,554
Net	244	1,374	3,431	2,500	5,900	6,529	6,768	6,994	1,229		572		17,573	17,969

Portugal
Gross	(5)	38	404	257	1,053	1,392	2,023	2,163	205		78		3,680	3,928
Undrawn	0	0	37	36	122	172	31	28	0		0		191	237
Net	(76)	25	357	221	504	849	221	282	205		78		1,210	1,456

Spain
Gross	696	1,473	2,465	3,349	9,345	9,288	10,585	10,721	840		637		23,931	25,468
Undrawn	0	4	738	662	3,832	3,321	481	521	16		3		5,068	4,510
Net	275	1,452	2,084	2,389	6,834	6,436	1,894	2,060	792		502		11,879	12,839

Total gross	6,018	4,228	10,421	10,164	28,368	26,595	31,986	32,591	4,738		3,321		81,530	76,899
Total undrawn	0	4	1,795	1,677	9,348	8,680	715	743	520		364		12,378	11,468
Total net[3]	511	3,078	6,504	5,572	18,526	18,566	8,892	9,347	4,609		3,103		39,041	39,666

[1]	Approximately 56 % of the overall net exposure as of December 31, 2014 will mature within the next five years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 300 million as of December 31, 2014 and € 136 million as of December 31, 2013.

Deutsche Bank	1 – Management Report	103
Financial Report 2014	Risk Report Credit Exposure

Total net exposure to the above selected eurozone countries decreased by € 625 million in 2014 driven largely by reductions in exposure to Spain and Italy, primarily related to sovereign, but also to retail clients, partially offset by higher exposure to financial institutions primarily in Italy.

Aggregate net credit risk to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2014
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	201	182	92	0	85	28	387

Ireland	2,101	2,068	2,707	481	843	1,728	7,827

Italy	10,785	9,775	3,791	672	4,071	3,085	21,393

Portugal	639	588	306	20	36	558	1,507

Spain	5,622	4,983	3,642	231	510	2,015	11,381

Total	19,348	17,595	10,537	1,404	5,545	7,414	42,496

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	240	207	15	5	7	69	302

Ireland	1,342	1,332	2,840	502	800	1,518	6,993

Italy	10,678	9,735	4,143	875	3,559	(176)	18,136

Portugal	686	640	400	34	94	538	1,706

Spain	6,214	5,460	3,386	1,015	510	1,483	11,853

Total	19,159	17,373	10,784	2,431	4,970	3,432	38,990

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Notional amounts			Dec 31, 2014
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	901	(921)	(20)	2

Ireland	4,344	(4,158)	186	4

Italy	41,433	(45,253)	(3,821)	156

Portugal	5,876	(6,173)	(297)	6

Spain	18,061	(17,563)	498	10

Total	70,614	(74,068)	(3,454)	177

	Notional amounts			Dec 31, 2013
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,260	(1,271)	(11)	(1)

Ireland	7,438	(7,321)	117	0

Italy	60,203	(60,370)	(167)	100

Portugal	10,183	(10,432)	(250)	7

Spain	28,452	(27,466)	986	(4)

Total	107,536	(106,860)	675	101

In line with common industry practice, we use credit default swaps (CDS) as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of

Deutsche Bank	1 – Management Report	104
Financial Report 2014	Risk Report Credit Exposure

these triggers include bankruptcy of the reference entity, failure of reference entity to meeting contractual obligations (i.e., interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. While we clearly focus on net risk including hedging/collateral we also review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected.

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the “Credit Risk” section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our “Country Risk” and “Industry Risk” sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries and portfolio de-risking initiatives.

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instruments and underlying assets to neutralize the maturity mismatch.

Our governance framework is intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures, which we consider to have been effective when Cyprus stresses escalated, with close coordination between Risk, Legal, business and other infrastructure functions to promote consistent operational and strategic responses across the Bank.

Overall, we have managed our exposures to GIIPS countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone countries
	Dec 31, 2014				Dec 31, 2013
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	100	(11)	89	1	52	0	52	2

Ireland	(26)	4	(21)	2	61	114	175	0

Italy	4,600	(4,356)	244	133	1,861	(487)	1,374	116

Portugal	(5)	(71)	(76)	2	38	(12)	25	4

Spain	688	(413)	275	1	1,193	259	1,452	(4)

Total	5,358	(4,848)	511	139	3,205	(126)	3,078	118

[1]  Includes debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.

[2]  The amounts reflect the net fair value (i.e., counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.

The reduction in net sovereign credit exposure compared with year-end 2013 mainly reflects movements from trading debt securities and derivative positions. Net sovereign exposure for Italy declined since year-end 2013 as increases in direct sovereign exposure resulting from reduced short bond positions were more than offset by higher net hedge positions mostly due to lower CDS protection sold. The decrease of our direct sovereign exposure to Spain primarily reflects exposure changes in trading debt securities. The increase in Greece is mainly attributable to derivative positions.

The above mentioned direct sovereign exposure included exposure at amortized cost to sovereigns which, as of December 31, 2014, amounted to € 1.3 billion out of which the carrying value of loans held at amortized cost to sovereigns amounted to € 279 million for Italy and € 580 million for Spain.

Deutsche Bank	1 – Management Report	105
Financial Report 2014	Risk Report Credit Exposure

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Dec 31, 2014				Dec 31, 2013
in € m.	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	20		80	100	52		0	52

Ireland	(22)		0	(22)	67		1	69

Italy	385	[2]	3,459	3,844	(1,959)	[2]	2,997	1,038

Portugal	(8)		0	(8)	(35)		70	34

Spain	66		20	86	543		22	565

Total	441		3,559	4,000	(1,332)		3,090	1,757

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Long sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Dec 31, 2014			Dec 31, 2013
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)
Greece	0	0	0	0	0	0

Ireland	0	0	0	0	0	0

Italy	77	81	0	97	101	0

Portugal	4	4	0	3	3	0

Spain	0	0	0	0	0	0

Total	81	85	0	101	105	0

Credit Exposure from Lending

Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. An overview of these processes is described in the “Credit Risk” section of this Risk Report.

Loan book categories segregated into a lower, medium and higher risk bucket

	Dec 31, 2014		Dec 31, 2013[1]
in € m.	Total	thereof: Non-Core	Total	thereof: Non-Core
Lower risk bucket:
PBC Mortgages	157,099	6,637	154,444	7,372
Investment-Grade/Postbank Non-Retail	30,604	465	30,751	1,077
GTB	77,334	0	72,868	0
Deutsche AWM	39,298	622	33,147	934
PBC small corporates	17,640	140	16,601	280
Government collateralized/structured transactions[2]	40	0	33	0
Corporate Investments	33	33	28	28

Sub-total lower risk bucket	322,048	7,897	307,871	9,690

Moderate risk bucket:
PBC Consumer Finance	20,188	412	20,204	796
Asset Finance (Deutsche Bank sponsored conduits)	13,961	2,648	12,728	2,832
Collateralized hedged structured transactions	21,394	3,422	11,470	3,328
Financing of pipeline assets[3]	0	0	375	22

Sub-total moderate risk bucket	55,543	6,482	44,778	6,977

Higher risk bucket:
Commercial Real Estate[4]	17,406	1,010	15,832	3,410
Leveraged Finance[5]	4,877	229	4,707	633
Other[6]	10,951	2,432	8,983	2,504

Sub-total higher risk bucket	33,234	3,670	29,522	6,548

Total loan book	410,825	18,049	382,171	23,215

[1]	Prior year numbers were not restated to reflect business segment structure as of December 31, 2014, as it would require a disproportinate effort.
[2]	Loans largely unwound in March 2013.
[3]

Thereof vendor financing on loans sold in Leveraged Finance amounting to € 0 million and in Commercial Real Estate amounting to € 0 million as of December 31, 2014 (€ 353 million and € 22 million as of December 31, 2013, respectively).

[4]

Includes loans from CMBS securitizations. Commercial Real Estate is based on business unit classification, irrespective of counterparty industry classification. The industry contributing most is “Commercial real estate activities” (€ 13.9 billion as of December 31, 2014).

[5]	Includes loans managed by CPSG.
[6]	Includes other smaller loans predominantly in our CB&S business division.

Deutsche Bank	1 – Management Report	106
Financial Report 2014	Risk Report Credit Exposure

Our exposure in collateralized hedged structured transactions increased by € 10 billion at December 31, 2014 compared with prior year-end. This increase is predominantly driven by ETF related collateral restructuring within CB&S which resulted in replacing our physical securities exposure by entering into fully funded total returns swaps.

The majority of our low risk exposures is associated with our PBC retail banking activities. 78 % of our loan book at December 31, 2014 was in the low risk category.

Our higher risk bucket mainly relates to commercial real estate exposures which increased by € 1.6 billion at December 31, 2014 compared with prior year-end. Our credit risk management approach puts strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios.

Impaired loans and allowance for loan losses for our higher-risk loan bucket

	Dec 31, 2014				Dec 31, 2013
	Total		thereof: Non-Core		Total		thereof: Non-Core
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	775	321	486	181	1,592	698	1,109	443

Leveraged Finance	48	69	43	29	119	116	0	1

Other	355	188	351	158	403	136	372	127

Total	1,178	578	880	368	2,114	951	1,481	570

In 2014, impaired loans as well as allowance for loan losses significantly decreased by 44 % and 39 % respectively, driven by exposure reductions and charge-off of allowances in Commercial Real Estate in NCOU, reflecting among other factors disposals as well as the consolidation of borrowers under IFRS 10.

Credit Exposure Classification

We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

The tables below show our Corporate Credit Exposure by product types and internal rating bands. Please refer to sections “Credit Risk Ratings” and “Rating Governance” for more details about our internal ratings.

Deutsche Bank	1 – Management Report	107
Financial Report 2014	Risk Report Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – gross

in € m. (unless stated otherwise)	Dec 31, 2014
Ratingband	Probability of default in %[1]	Loans[2]	Irrevocable lending commitments [3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	46,493	22,938	6,281	23,068	50,808	149,589

iA	0.04-0.11	44,799	39,336	17,696	9,469	3,371	114,670

iBBB	0.11-0.5	54,167	40,145	20,190	7,810	1,746	124,057

iBB	0.5-2.27	50,183	31,492	11,640	3,926	3,140	100,380

iB	2.27-10.22	19,359	18,924	4,929	2,253	17	45,482

iCCC and below	10.22-100	9,417	1,612	1,352	552	50	12,983

Total		224,418	154,446	62,087	47,078	59,132	547,161

[1]	Probability of default on a 12 month basis.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.6 billion as of December 31, 2014.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

in € m. (unless stated otherwise)	Dec 31, 2013
Ratingband	Probability of default in %[1]	Loans[2]	Irrevocable lending commitments [3,4]	Contingent liabilities	OTC derivatives[5]	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	33,213	19,794	8,318	19,222	35,699	116,246

iA	0.04-0.11	43,193	32,452	19,285	11,934	5,332	112,197

iBBB	0.11-0.5	50,441	39,216	20,234	6,700	1,764	118,354

iBB	0.5-2.27	43,529	28,523	11,604	4,775	920	89,351

iB	2.27-10.22	16,173	15,857	4,382	1,711	443	38,566

iCCC and below	10.22-100	11,076	1,360	1,807	374	85	14,702

Total		197,625	137,202	65,630	44,716	44,242	489,416

[1]	Probability of default on a 12 month basis.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.9 billion as of December 31, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[4]	Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[5]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure in 2014 of € 57.7 billion or 11.8%. The increase in loans of € 26.8 billion was mainly attributable to North America and Asia driven by the bank’s growth strategy in this region. This includes a significant increase of € 13.3 billion in the strongest rating band, which is mainly driven by collateral restructuring related to ETF business within CB&S. Debt securities available for sale increased by € 14.9 billion mainly driven by a € 12 billion increase in highly liquid securities held in the Group’s Strategic Liquidity Reserve. These increases are the result of the ongoing optimization of our liquidity reserves. The increase in debt securities available for sale is almost entirely related to the top rating band. The quality of the corporate credit exposure before risk mitigation has remained stable at 71 % share of investment-grade rated exposures compared to December 31, 2013.

We use risk mitigation techniques as described above to optimize our corporate credit exposure and reduce potential credit losses. The tables below disclose the development of our corporate credit exposure net of collateral, guarantees and hedges.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – net

in € m. (unless stated otherwise)	Dec 31, 2014[1]
Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	33,582	19,407	4,282	15,843	50,808	123,922

iA	0.04-0.11	29,585	36,137	15,268	3,957	3,370	88,318

iBBB	0.11-0.5	28,354	35,807	16,377	6,487	1,746	88,771

iBB	0.5-2.27	24,635	29,634	7,274	2,746	3,140	67,428

iB	2.27-10.22	8,582	17,514	2,865	2,164	17	31,143

iCCC and below	10.22-100	4,308	1,451	556	552	50	6,917

Total		129,046	139,950	46,622	31,748	59,131	406,498

[1]	Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2]	Probability of default on a 12 month basis.

Deutsche Bank	1 – Management Report	108
Financial Report 2014	Risk Report Credit Exposure

in € m. (unless stated otherwise)	Dec 31, 2013[1]
Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
iAAA–iAA	0.00-0.04	21,474	16,606	5,589	15,901	35,669	95,238

iA	0.04-0.11	28,001	27,946	15,893	8,183	5,332	85,355

iBBB	0.11-0.5	24,302	33,157	15,410	5,878	1,744	80,491

iBB	0.5-2.27	20,835	24,330	6,814	3,694	912	56,584

iB	2.27-10.22	6,257	14,313	2,535	1,536	443	25,084

iCCC and below	10.22-100	4,947	1,160	781	362	25	7,274

Total		105,815	117,511	47,022	35,554	44,125	350,027

[1]	Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2]	Probability of default on a 12 month basis.
[3]	Comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

The corporate credit exposure net of collateral amounted to € 406.5 billion as of December 31, 2014 resulting in a risk mitigation of 26 % or € 140.7 billion compared to the corporate gross exposure. This includes a more significant reduction of 42 % for our loans exposure which includes a reduction by 54 % for the lower rated sub-investment-grade rated loans and 37 % for the higher rated investment-grade loans. The risk mitigation in the weakest rating band was 47%, which was significantly higher than 17 % in the strongest rating band.

The risk mitigation of € 140.7 billion is split into 31 % guarantees and hedges and 69 % other collateral.

CPSG Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group (“CPSG”) helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG’s risk reduction activities increased by 13 % from € 33.8 billion as of December 31, 2013, to € 38.2 billion as of December 31, 2014, due to an increase in the notional of loans requiring hedging and an increase in hedges used to manage market risk.

As of year-end 2014, CPSG held credit derivatives with an underlying notional amount of € 6.8 billion. The position totaled € 10.4 billion as of December 31, 2013. The credit derivatives used for our portfolio management activities are accounted for at fair value.

Deutsche Bank	1 – Management Report	109
Financial Report 2014	Risk Report Credit Exposure

CPSG also mitigated the credit risk of € 31.4 billion of loans and lending-related commitments as of December 31, 2014, through synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 23.4 billion as of December 31, 2013.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 14.1 billion as of December 31, 2014, from € 25.5 billion as of December 31, 2013. By reporting loans and commitments at fair value, CPSG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at amortized cost while derivative hedges are reported at fair value.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Consumer credit exposure Germany:	147,647	145,929	1.15	1.23	0.22	0.23
Consumer and small business financing	19,980	20,778	3.93	3.81	1.09	1.04
Mortgage lending	127,667	125,151	0.71	0.81	0.08	0.10

Consumer credit exposure outside Germany	38,761	38,616	5.35	5.38	0.69	0.76
Consumer and small business financing	11,913	12,307	11.19	11.34	1.64	1.75
Mortgage lending	26,848	26,309	2.76	2.60	0.26	0.29

Total consumer credit exposure[2]	186,408	184,545	2.02	2.10	0.32	0.34

[1]

Retrospective as per December 31, 2013, the 90 days or more past due volume of Postbank Consumer Credit Exposure Germany was restated by € 626 million (or 0.43 % of total Consumer Credit Exposure in Germany) erroneously not included in prior disclosure.

[2]	Includes impaired loans amounting to € 4.4 billion as of December 31, 2014 and € 4.2 billion as of December 31, 2013.

The volume of our consumer credit exposure increased from year-end 2013 to year-end 2014 by € 1.9 billion, or 1.0%, mainly driven by mortgage lending in Germany which increased by € 2.5 billion; partly offset by decrease of the consumer and small business financing exposure, driven by a sale of acquired receivables at Postbank. Outside Germany, the consumer credit exposure in India increased by € 298 million and in Poland by € 209 million. The credit exposure in Portugal decreased by € 186 million.

The 90 days or more past due ratio of our consumer credit exposure decreased from 2.10 % as per year-end 2013 to 2.02 % as per year-end 2014. The 90 days or more past due ratio in the consumer and small business financing in Germany increased, driven by the aforementioned total volume decrease in the Postbank portfolio, more than compensated for by improved German mortgage lending. The 90 days or more past due ratio in consumer and small business financing outside Germany benefited from a sale of non-performing loans in the third quarter in Italy, while the ratio for Mortgage lending outside Germany increased driven by overdue exposures in Postbank Italy.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.34 % as per year-end 2013 to 0.32 % as per year-end 2014. The slight increase of net credit costs as a percentage of Consumer and small business financing in Germany compared to last year is driven by a higher positive effect from non-performing loan sales in 2013, which was more than compensated for by the favourable environment for our German mortgages business. The decrease of this ratio outside Germany compared to last year is positively impacted from the aforementioned non-performing loan sale in Italy in the third quarter 2014.

Deutsche Bank	1 – Management Report	110
Financial Report 2014	Risk Report Credit Exposure

Consumer mortgage lending exposure grouped by loan-to-value buckets1

	Dec 31, 2014	Dec 31, 2013
≤ 50%	68%	69%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	2%	2%

> 100 ≤ 110%	1%	1%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

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

As of December 31, 2014, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) introduced mandatory OTC clearing for certain standardized OTC derivative transactions in 2013, and margin requirements for un-cleared OTC derivatives transactions are expected to be phased in from December 2015. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing for certain standardized OTC derivatives transactions is expected to start in the second half of 2015, and margin requirements for un-cleared OTC derivative transactions are expected to be phased in from December 2015.

Deutsche Bank	1 – Management Report	111
Financial Report 2014	Risk Report Credit Exposure

Notional amounts and gross market values of derivative transactions

Dec 31, 2014	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	16,193,068	13,319,460	8,081,916	37,594,443	439,519	413,696	25,823
Exchange-traded	3,253,648	841,043	714	4,095,406	152	152	(1)

Total Interest rate related	19,446,716	14,160,503	8,082,630	41,689,849	439,671	413,849	25,822

Currency related:
OTC	4,783,759	1,307,251	609,549	6,700,559	130,775	134,567	(3,792)
Exchange-traded	12,428	103	0	12,531	55	106	(51)

Total Currency related	4,796,187	1,307,354	609,549	6,713,090	130,829	134,673	(3,844)

Equity/index related:
OTC	1,203,958	203,328	35,678	1,442,964	27,404	31,949	(4,545)
Exchange-traded	499,899	71,213	4,240	575,353	7,406	7,230	176

Total Equity/index related	1,703,857	274,542	39,919	2,018,317	34,810	39,179	(4,369)

Credit derivatives	337,245	935,967	119,549	1,392,760	25,370	23,074	2,296

Commodity related:
OTC	13,708	2,549	7,115	23,371	2,030	1,804	226
Exchange-traded	89,656	22,218	66	111,939	605	697	(92)

Total Commodity related	103,364	24,766	7,181	135,311	2,635	2,501	134

Other:
OTC	34,340	8,945	0	43,285	1,017	1,929	(912)
Exchange-traded	9,186	1,037	0	10,223	28	60	(32)

Total Other	43,526	9,982	0	53,509	1,045	1,989	(944)

Total OTC business	22,566,078	15,777,500	8,853,806	47,197,384	626,115	607,019	19,096

Total exchange-traded business	3,864,818	935,614	5,021	4,805,453	8,246	8,246	0

Total	26,430,896	16,713,114	8,858,826	52,002,836	634,361	615,265	19,096

Positive market values after netting and cash collateral received					49,416

Dec 31, 2013	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value[1]	Net market value[1]
Interest rate related:
OTC	13,773,939	16,401,710	10,438,348	40,613,997	333,660	305,152	28,508
Exchange-traded	2,770,393	1,568,462	8,838	4,347,694	387	379	8

Total Interest rate related	16,544,331	17,970,173	10,447,186	44,961,690	334,047	305,531	28,517

Currency related:
OTC	4,000,994	1,433,173	628,773	6,062,940	96,805	99,182	(2,376)
Exchange-traded	27,390	350	0	27,739	42	60	(18)

Total Currency related	4,028,383	1,433,523	628,773	6,090,679	96,848	99,242	(2,394)

Equity/index related:
OTC	300,884	237,554	69,688	608,126	26,462	30,534	(4,072)
Exchange-traded	443,280	69,573	3,009	515,862	8,435	5,812	2,623

Total Equity/index related	744,164	307,127	72,697	1,123,988	34,897	36,346	(1,449)

Credit derivatives	363,890	1,599,773	148,388	2,112,051	33,461	32,727	735

Commodity related:
OTC	39,179	48,227	5,016	92,422	5,615	6,262	(647)
Exchange-traded	149,053	73,469	1,067	223,589	1,993	1,712	280

Total Commodity related	188,233	121,696	6,083	316,012	7,607	7,974	(367)

Other:
OTC	24,935	12,571	35	37,541	1,727	2,183	(455)
Exchange-traded	8,896	1,226	0	10,122	14	42	(28)

Total Other	33,831	13,797	35	47,663	1,741	2,225	(484)

Total OTC business	18,503,821	19,733,008	11,290,248	49,527,077	497,730	476,038	21,692

Total exchange-traded business	3,399,012	1,713,080	12,914	5,125,006	10,871	8,006	2,866

Total	21,902,833	21,446,088	11,303,162	54,652,083	508,602	484,044	24,557

Positive market values after netting and cash collateral received					50,504

[1]	In 2014, figures for 2013 have been restated by € 3.0 billion (total) erroneously included in prior disclosure.

Deutsche Bank	1 – Management Report	112
Financial Report 2014	Risk Report Credit Exposure

The following table shows a breakdown of notional amounts of OTC derivative assets and liabilities on the basis of clearing channel.

Notional amounts of OTC derivatives on basis of clearing channel and type of derivative

	Dec 31, 2014[1]
	Bilateral		CCP
in € m.	Nominal	in %	Nominal	in %	Total
Interest rate related	15,829,914	63%	21,764,529	98%	37,594,443

Currency related	6,677,149	27%	23,410	0%	6,700,559

Equity/index related	1,442,964	6%	0	0%	1,442,964

Credit derivatives	1,069,035	4%	323,725	1%	1,392,760

Commodity related	23,352	0%	19	0%	23,371

Other	43,285	0%	0	0%	43,285

Total	25,085,700	100%	22,111,683	100%	47,197,384

[1]	Due to the first time disclosure of this table resulting from EDTF recommendations, no prior year information is included in the 2014 reporting.

The notional amount of OTC derivative assets settled through central counterparties amounted to € 12.5 trillion as of December 31, 2013.

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Positive market values or replacement costs of trading derivative transactions (unaudited)

	Dec 31, 2014				Dec 31, 2013
in € m.[1]	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements
Interest rate related	435,569	366,769	52,638	16,161	327,761	269,903	41,253	16,604

Currency related	130,528	102,537	18,004	9,988	99,782	79,101	11,203	9,478

Equity/index related	34,810	27,663	3,417	3,730	34,566	23,542	2,590	8,434

Credit derivatives	25,370	20,587	1,798	2,985	33,216	27,712	1,896	3,609

Commodity related	2,635	1,231	949	456	7,536	4,954	657	1,925

Other	1,045	804	42	199	1,728	1,402	168	158

Total	629,958	519,590	76,848	33,520	504,590	406,616	57,767	40,207

[1]

Excludes for derivatives qualifying for hedge accounting for December 31, 2014, and December 31, 2013, respectively, € 4.4 billion (€ 4.0 billion) positive market values before netting and collateral or € 566 million (€ 493 million) positive market values after netting and collateral.

[2]

Includes € 61.5 billion cash collateral and € 15.3 billion non-cash collateral as of December 31, 2014, and € 47.5 billion cash collateral and € 10.3 billion non-cash collateral as of December 31, 2013.

The above table shows the positive market values after netting and collateral, which represent only 5.3 % of the total IFRS positive market values. Apart from master netting agreements, we have entered into various types of collateral agreements (such as credit support annexes, “CSAs”, to master agreements), with the vast majority being bilateral.

Deutsche Bank	1 – Management Report	113
Financial Report 2014	Risk Report Credit Exposure

Nominal volumes of credit derivative exposure (unaudited)

	Dec 31, 2014
	Used for own credit portfolio		Acting as intermediary
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	10,067	418	435,814	416,060	862,359

Credit default swaps – multi name	184	100	259,089	258,356	517,729

Total return swaps	160	30	6,748	5,734	12,672

Total notional amount of credit derivatives	10,411	548	701,650	680,151	1,392,760

[1]	Includes credit default swaps on indices and nth-to-default credit default swaps.

	Dec 31, 2013
	Used for own credit portfolio		Acting as intermediary
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	17,102	2,033	592,523	584,072	1,195,730

Credit default swaps – multi name	25,086	15,715	435,078	429,333	905,213

Total return swaps	34	843	6,282	3,950	11,108

Total notional amount of credit derivatives	42,222	18,590	1,033,883	1,017,356	2,112,051

[1]	Includes credit default swaps on indices and nth-to-default credit default swaps.

The tables split the exposure into the part held in the regulatory banking book, which is shown under the heading “used for own credit portfolio” and the part held in the regulatory trading book, referred to as “acting as intermediary”. The decrease in credit derivatives is primarily related to our de-risking activities and reduced volumes in the credit derivatives market.

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

The PFE profile of each counterparty is compared daily to a PFE limit profile set by the responsible credit officer. PFE limits are integral part of the overall counterparty credit exposure management in line with other limit types. Breaches of PFE limits at any one profile time point are highlighted for action within our credit risk management process. The EPE is directly used in the customer level calculation of the IRBA regulatory capital under the so-called internal model method (“IMM”), whereas AEE feeds as a loan equivalent into the Group’s credit portfolio model where it is combined with all other exposure to a counterparty within the respective simulation and allocation process (see the section “Monitoring and Managing Credit Risk”).

Deutsche Bank	1 – Management Report	114
Financial Report 2014	Risk Report Asset Quality

Equity Exposure

The table below presents the carrying values of our equity investments according to IFRS definition split by trading and nontrading for the respective reporting dates. We manage our respective positions within our market risk and other appropriate risk frameworks.

Composition of our Equity Exposure

in € m.	Dec 31, 2014	Dec 31, 2013
Trading Equities	69,831	61,393

Nontrading Equities[1]	6,402	5,614

Total Equity Exposure	76,233	67,008

[1] Includes equity investment funds amounting to € 338 million as of December 31, 2014 and € 695 million as of December 31, 2013.

As of December 31, 2014, our Trading Equities exposure was mainly comprised of € 65.2 billion from CB&S activities and € 4.6 billion from Deutsche AWM business. Overall Trading Equities increased by € 8.4 billion year on year driven by increased exposure in CB&S (up € 7.5 billion) and Deutsche AWM (up € 0.9 billion).

For details about our Nontrading Equities exposure see the respective section “Equity Investments Held” in our “Nontrading Market Risk” section.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2014			Dec 31, 2013[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	217,772	177,925	395,697	190,022	175,483	365,506

Past due loans, neither renegotiated nor impaired	1,307	3,652	4,959	1,293	4,446	5,739

Loans renegotiated, but not impaired	349	473	821	388	395	783

Impaired loans	4,990	4,358	9,348	5,922	4,221	10,143

Total	224,418	186,408	410,825	197,625	184,545	382,171

[1]  Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million and for loans renegotiated, but not impaired by € 112 million erroneously not included in prior disclosure.

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

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2014	Dec 31, 2013[1]
Loans less than 30 days past due	3,223	3,218

Loans 30 or more but less than 60 days past due	534	857

Loans 60 or more but less than 90 days past due	363	363

Loans 90 days or more past due	898	1,376

Total	5,018	5,813

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million, erroneously not included in prior disclosure.

Deutsche Bank	1 – Management Report	115
Financial Report 2014	Risk Report Asset Quality

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2014	Dec 31, 2013[1]
Banks and insurance	3	32

Fund management activities	95	4

Manufacturing	141	131

Wholesale and retail trade	159	201

Households	3,388	3,906

Commercial real estate activities	801	895

Public sector	3	6

Other	429	640

Total	5,018	5,813

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million, erroneously not included in prior disclosure.

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2014	Dec 31, 2013[1]
Germany	2,410	3,201

Western Europe (excluding Germany)	1,694	2,077

Eastern Europe	143	110

North America	678	345

Central and South America	29	0

Asia/Pacific	63	74

Africa	1	7

Other	0	0

Total	5,018	5,813

[1] Amounts for December 31, 2013, were adjusted up for past due loans, neither renegotiated nor impaired by € 303 million, erroneously not included in prior disclosure.

Our non-impaired past due loans decreased by € 795 million to € 5.0 billion as of December 31, 2014, mainly due to a decrease of loans 90 days or more past due within Postbank of € 343 million, which were partly transferred to collectively assessed impaired loans.

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans

in € m.	Dec 31, 2014	Dec 31, 2013
Financial and other collateral	2,854	3,260

Guarantees received	226	161

Total	3,080	3,421

Our aggregated value of collateral held against our non-impaired past due loans as of December 31, 2014 decreased in line with the reduction of non-impaired past due loans compared to prior year.

Renegotiated and Forborne Loans

For economic or legal reasons we might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.

Loans that have been renegotiated in such a way that, for economic or legal reasons related to the borrower’s financial difficulties, we granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans and are a subset of forborne loans.

Deutsche Bank	1 – Management Report	116
Financial Report 2014	Risk Report Asset Quality

On February 20, 2014, the EBA issued the draft Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013.

During 2014 we introduced the new EBA definition for forbearances replacing the definition of renegotiated and restructured loans. The scope of the new definition goes far beyond the prior definitions applied and now includes those measures to clients which will face financial difficulties. Once the conditions mentioned in the ITS are met, we report the loan as being forborne; we remove the loan from our forbearance reporting, once the discontinuing criteria in the ITS are met.

Forborne Loans

	Dec 31, 2014[1]
	Performing	Nonperforming		Total forborne loans
in € m.	Nonimpaired	Nonimpaired	Impaired
German	1,078	276	1,045	2,399

Non-German	951	651	1,902	3,504

Total	2,029	927	2,947	5,903

[1]	First time data collection was only practically feasible for 2014 figure.

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—  there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

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

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or trans-

Deutsche Bank	1 – Management Report	117
Financial Report 2014	Risk Report Asset Quality

ferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

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

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2014			Dec 31, 2013			2014 increase (decrease) from 2013
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	637	318	50	818	344	42	(181)	8

Private & Business Clients	4,269	2,486	58	4,121	2,519	61	148	(3)

Global Transaction Banking	1,574	995	63	1,662	1,078	65	(88)	(2)

Deutsche Asset & Wealth Management	66	33	50	69	39	56	(3)	(6)

Non-Core Operations Unit	2,803	1,380	49	3,473	1,609	46	(670)	3

thereof: assets reclassified to loans and receivables according to IAS 39	986	518	53	1,007	479	48	(20)	5

Total	9,348	5,212	56	10,143	5,589	55	(795)	1

Impaired loans, allowance for loan losses and coverage ratios by industry

	Dec 31, 2014
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	0	0	0	0	0	16	16	N/M

Fund management activities	64	0	64	1	0	5	6	9

Manufacturing	525	232	757	428	126	71	625	83

Wholesale and retail trade	362	229	591	211	148	36	395	67

Households	451	3,299	3,750	370	1,947	85	2,402	64

Commercial real estate activities	1,733	314	2,047	475	39	21	535	26

Public sector	50	0	50	29	0	2	32	63

Other	1,806	284	2,090	849	195	158	1,202	58

Total	4,990	4,359	9,348	2,364	2,455	393	5,212	56

N/M – Not meaningful

Deutsche Bank	1 – Management Report	118
Financial Report 2014	Risk Report Asset Quality

	Dec 31, 2013
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	45	0	45	3	2	15	20	45

Fund management activities	92	1	93	1	0	3	5	5

Manufacturing	589	222	811	519	111	54	683	84

Wholesale and retail trade	441	220	661	225	107	36	369	56

Households	477	3,194	3,671	298	1,889	113	2,301	63

Commercial real estate activities	2,388	295	2,683	931	26	38	995	37

Public sector	39	0	39	18	0	1	20	51

Other	1,849	289	2,139	861	188	147	1,196	56

Total	5,922	4,221	10,143	2,857	2,324	407	5,589	55

Impaired loans, allowance for loan losses and coverage ratios by region
	Dec 31, 2014
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,604	1,896	3,499	740	1,017	116	1,873	54

Western Europe (excluding Germany)	2,683	2,303	4,986	1,302	1,311	128	2,741	55

Eastern Europe	107	152	259	51	125	10	186	72

North America	423	2	425	204	0	70	274	64

Central and South America	2	0	3	3	0	6	9	356

Asia/Pacific	170	5	174	63	1	50	114	65

Africa	0	1	1	0	0	3	4	346

Other	1	0	1	0	0	11	11	N/M

Total	4,990	4,359	9,348	2,364	2,455	393	5,212	56

N/M – Not meaningful
	Dec 31, 2013
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,586	1,675	3,261	864	964	149	1,977	61

Western Europe (excluding Germany)	3,469	2,363	5,832	1,624	1,232	158	3,015	51

Eastern Europe	77	175	252	35	128	9	171	68

North America	588	1	590	253	0	41	294	50

Central and South America	32	0	32	27	0	4	32	99

Asia/Pacific	170	4	175	54	1	38	92	53

Africa	0	1	1	0	0	3	3	337

Other	0	0	0	0	0	4	4	0

Total	5,922	4,221	10,143	2,857	2,324	407	5,589	55

Deutsche Bank	1 – Management Report	119
Financial Report 2014	Risk Report Asset Quality

Development of Impaired Loans

	Dec 31, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	5,922	4,221	10,143	6,129	4,206	10,335

Classified as impaired during the year[1]	2,112	2,181	4,293	4,553	2,939	7,492

Transferred to not impaired during the year[1]	(1,425)	(1,182)	(2,607)	(2,618)	(2,134)	(4,752)

Charge-offs	(1,037)	(613)	(1,651)	(730)	(485)	(1,215)

Disposals of impaired loans	(514)	(254)	(768)	(744)	(293)	(1,037)

Exchange rate and other movements	(68)	6	(62)	(669)	(12)	(680)[2]

Balance, end of year	4,990	4,359	9,348	5,922	4,221	10,143

[1] Include repayments. [2] Include consolidated items because the Group obtained control over the structured entity borrowers by total € 598 million (as per December 31, 2013).

In 2014 our impaired loans decreased by € 795 million or 7.8 % to € 9.3 billion driven by individually assessed impaired loans and partly offset by a slight increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans is mainly caused by disposals along with a reduction of new impairments mainly in NCOU reflecting impairments booked in the previous years and the consequent de-risking of our book. Our Core bank also contributed to the overall reduction again related to disposals along with lower new impairments in an improving economic environment. The increase in collectively assessed impaired loans results from Postbank’s Core business.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) slightly increased from 55 % as of year-end 2013 to 56 % driven by NCOU.

Our impaired loans included € 986 million of loans reclassified to loans and receivables in accordance with IAS 39, down € 20 million from prior year’s level.

Provision for loan losses and recoveries by Industry1

	2014					2013
	Provision for loan losses before recoveries
in € m.	for individually assessed loans	for collectively assessed impaired loans	for collectively assessed non-impaired loans	total	Recoveries	Provision for loan losses before recoveries (total)	Recoveries
Banks and insurances	0	0	(1)	(1)	0	40	0

Fund management activities	0	0	1	1	0	(41)	0

Manufacturing	10	31	15	56	11	40	15

Wholesale and retail trade	27	38	2	67	9	105	4

Households	119	589	(18)	690	101	822	120

Commercial real estate activities	187	13	(17)	182	5	732	2

Public sector	8	0	0	8	0	19	0

Other	188	64	14	266	15	505	21

Total	539	735	(3)	1,270	141	2,222	162

[1]	The split of 2014 provisions for loan losses into its components in accounts for CRR Art. 442 g) iii), which was not applicable for reporting periods prior to 2014.

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 76 million as of December 31, 2014 and € 168 million as of December 31, 2013.

Collateral held against impaired loans, with fair values capped at transactional outstandings

in € m.	Dec 31, 2014	Dec 31, 2013
Financial and other collateral	3,215	3,411

Guarantees received	296	763

Total collateral held for impaired loans	3,511	4,174

Deutsche Bank	1 – Management Report	120
Financial Report 2014	Risk Report Asset Quality

Our total collateral held for impaired loans as of December 31, 2014 decreased in line with the reduction of impaired loans by € 663 million compared to prior year and predominantly for loans held in London and Spain. The coverage ratio including collateral (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed plus collateral held against impaired loans, with fair values capped at transactional outstandings, divided by IFRS impaired loans) slightly decreased to 93 % as of December 31, 2014 compared to 96 % as of December 31, 2013.

Financial assets available for sale

The impairment concept is also applicable for available for sale debt instruments, which are otherwise carried at fair value with changes in fair value reported in other comprehensive income. If an available for sale debt instrument is considered impaired, the cumulative impairment loss reflects the difference between the amortized cost and the current fair value of the instrument. For a detailed discussion of our accounting procedures please refer to Note 1 “Significant Accounting policies and Critical Accounting Estimates”.

Impaired financial assets available for sale, accumulated impairments and coverage ratio

in € m.	Dec 31, 2014[1]
Impaired financial assets available for sale	200

Accumulated impairment for financial assets available for sale		68

Impaired financial assets available for sale coverage ratio in %		34

[1] First time data collection was only feasible for 2014 figures.

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use. The commercial and residential real estate collateral obtained in 2014 refers predominantly to our U.S. and Spain exposures.

Collateral obtained during the reporting periods

in € m.	2014	2013
Commercial real estate	21	10

Residential real estate	44	48

Other	0	0

Total collateral obtained during the reporting period	65	58

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. The year-end amounts in relation to collateral obtained for these trusts were € 6 million for December 31, 2014 and € 4 million for December 31, 2013.

Deutsche Bank	1 – Management Report	121
Financial Report 2014	Risk Report Asset Quality

Allowance for Credit Losses

Development of allowance for credit losses

	2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	499	631	1,129	(13)	18	4	1,134
thereof: (Gains)/Losses from disposal of impaired loans	(45)	(16)	(61)	0	0	0	(61)

Net charge-offs:	(997)	(512)	(1,509)	0	0	0	(1,509)
Charge-offs	(1,037)	(613)	(1,650)	0	0	0	(1,650)
Recoveries	40	101	141	0	0	0	141

Other changes	5	(2)	3	(4)	10	6	9

Balance, end of year	2,364	2,849	5,212	85	141	226	5,439

Changes compared to prior year

Provision for credit losses
Absolute	(878)	(52)	(930)	2	(3)	(1)	(931)
Relative	(64%)	(8%)	(45%)	(14)%	(14%)	(12%)	(45%)

Net charge-offs
Absolute	(296)	(160)	(456)	0	0	0	(456)
Relative	42%	45%	43%	0%	0%	0%	43%

Balance, end of year
Absolute	(494)	117	(376)	(17)	28	11	(366)
Relative	(17%)	4%	(7%)	(17%)	24%	5%	(6%)

The reduction in 2014 in provisions for loan losses in our individually assessed loan portfolio of € 878 million reflects material reductions across all businesses. The reduction in NCOU was driven by decreased provision for credit losses in IAS39 reclassified and commercial real estate assets, while the performance in our Core bank benefited from increased releases and a non-recurrence of large single name bookings. Provisions for our collectively assessed portfolio decreased compared to prior year reflecting among other factors the ongoing good environment in the German credit market.

The main driver of the increase in charge-offs against our individually assessed loan portfolio was an alignment of processes in Postbank. This alignment resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income. Additionally, higher charge-offs in GTB relating to a single client credit event in the prior year contributed to the overall increase which was partly offset by reductions in charge-offs for IAS 39 reclassified assets. The increase in charge-offs against our collectively assessed loan portfolio mainly related to the disposal of impaired loan portfolios in Italy.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 518 million at the end of 2014, representing 10 % of our total allowance for loan losses, up 8 % from the level at the end of the prior year which amounted to € 479 million (9 % of total allowance for loan losses). This increase was largely driven by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies while additional provisions for loan losses of € 54 million were largely offset by net charge-offs of € 43 million. Compared to 2013, provision for loan losses for IAS 39 reclassified assets dropped by € 319 million and net charge-offs decreased by € 305 million in 2014. Both reductions result from the non-recurrence of large items in the present year compared to high levels in the comparison period.

Deutsche Bank	1 – Management Report	122
Financial Report 2014	Risk Report Asset Quality

	2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	1,377	683	2,060	(15)	21	5	2,065
thereof: (Gains)/Losses from disposal of impaired loans	(19)	(2)	(20)	0	0	0	(20)

Net charge-offs:	(701)	(352)	(1,053)	0	0	0	(1,053)
Charge-offs	(730)	(485)	(1,215)	0	0	0	(1,215)
Recoveries	30	132	162	0	0	0	162

Other changes	(85)	(25)	(110)	0	(3)	(4)	(114)

Balance, end of year	2,857	2,732	5,589	102	114	216	5,805

Changes compared to prior year

Provision for credit losses
Absolute	262	70	332	(8)	20	12	344
Relative	24%	11%	19%	119%	0%	(177%)	20%

Net charge-offs
Absolute	61	(28)	33	0	0	0	33
Relative	(8%)	9%	(3%)	0%	0%	0%	(3%)

Balance, end of year
Absolute	591	306	897	(16)	17	1	898
Relative	26%	13%	19%	(13%)	18%	1%	18%

2013 increase of provision for loan losses in our individually assessed loan portfolio is a result of a single client credit event recorded in GTB, increased provisioning for shipping exposure recorded in CB&S and higher charges in NCOU driven by single client items amongst others related to the European commercial real estate sector. The increase in our collectively assessed loan portfolio was driven by NCOU. This increase was partly offset by reductions in our Core business mainly reflecting an improved credit environment in the German retail market compared to prior year. Our overall provisions for off-balance sheet positions increased by € 12 million compared with previous year driven by GTB as a result of increased collectively assessed allowances amongst other driven by volume increase.

Our allowance for loan losses for IAS 39 reclassified assets amounted to € 479 million as at year end 2013, representing 9 % of our total allowance for loan losses, slightly down from € 489 million (10 % of total allowance for loan losses) at prior year end. The slight reduction in 2013 was a result of reductions due to € 349 million charge-offs and € 35 million other changes overcompensating increases due to an additional provision for loan losses of € 373 million. Compared to prior year, provision for loan losses for IAS 39 reclassified assets decreased by € 43 million in 2013 (to € 373 million from € 415 million) driven by reductions across portfolios apart from commercial real estate. Net charge-offs related to IAS 39 reclassified assets slightly increased by € 18 million to € 349 million in 2013 from € 331 million in 2012 caused by a small number of charge-offs in the commercial real estate sector (subsequent to the partial charge-off, the respective borrowers have been consolidated due to the Group obtaining control over the structured entity borrower during the second and third quarters of 2013).

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

We recorded € 209 million in CVAs against our aggregate monoline exposures as of December 31, 2014, flat compared with € 209 million as of December 31, 2013. For more details about CVAs for monoline counterparties, please refer to section “Financial position – Exposure to Monoline Insurers”.

Deutsche Bank	1 – Management Report	123
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

Treatment of Default Situations under Derivatives

Unlike standard loan assets, we generally have more options to manage the credit risk in our derivatives transactions when movement in the current replacement costs or the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivate transactions at short notice.

The master agreements for OTC derivative transactions executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty’s default or to other circumstances which indicate a high probability of failure. We have less comfort under the rules and regulations applied by clearing CCPs, which rely primarily on the clearing members default fund contributions and guarantees and less on the termination and close-out of contracts, which will be considered only at a later point in time after all other measures failed. Considering the severe systemic disruptions to the financial system, that could be caused by a disorderly failure of a CCP, the Financial Stability Board (“FSB”) recommended in October 2014 to subject CCPs to resolution regimes that apply the same objectives and provisions that apply to global systematically important banks (G-SIBs).

Our contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When our decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Wrong-way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Article 291(2) and (4) CRR we, excluding Postbank, had established a monthly process to monitor several layers of wrong-way risk (specific wrong-way risk, general explicit wrong-way risk at country/industry/region levels and general implicit wrong-way risk, whereby exposures arising from transactions subject to wrong-way risk are automatically selected and presented for comment to the responsible credit officer. A wrong-way risk report is then sent to Credit Risk senior management on a monthly basis. In addition, we, excluding Postbank, utilized our established process for calibrating our own alpha factor (as defined in Article 284 (9) CRR) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

Counterparty Credit Risk: Regulatory Assessment

The following section on “Counterparty Credit Risk: Regulatory Assessment” presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section, which ends with the beginning of section “Securitization”, is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

General Considerations for the Regulatory Assessment of Counterparty Risk

As a general rule, we applied the advanced IRBA for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin.

A prerequisite for the development of rating methodologies and the determination of risk parameters is a proper definition, identification and recording of the default event of a customer. We apply a default definition in accordance with the requirements of Article 178 CRR as confirmed by the BaFin as part of the IRBA approval process.

Deutsche Bank	1 – Management Report	124
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes excluding for exposures in Postbank. Thereof, 37 rating systems were authorized in December 2007; a further 31 followed until year end 2014. Overall they cover all of our material exposures, excluding Postbank, in the advanced IRBA eligible exposure classes “central governments and central banks”, “institutions”, “corporates”, and “retail”.

At Postbank, the retail portfolio is also assigned to the advanced IRBA based on respective BaFin approvals Postbank received and the fact that we have an advanced IRBA status. Moreover, during 2014 Postbank obtained BaFin approvals for one Postbank specific rating system as well as nine rating systems already applied at Group level to start applying the advanced IRBA within the exposure classes “institutions” and “corporates” subsequent to respective audit processes. For a significant portion of Postbank’s remaining IRBA eligible credit portfolio we apply the foundation IRBA based on respective BaFin approvals Postbank received in recent years.

In summary, the approvals Postbank obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of eight internally developed rating systems for regulatory capital calculation purposes under the IRBA and the use of nine rating systems already used at Group level. Overall they cover Postbank’s material exposures in the advanced IRBA eligible exposure class “retail” as well as Postbank’s material exposures in the advanced and foundation IRBA eligible exposure classes “central governments and central banks”, “institutions” and “corporates”.

When referring to RWA and EAD as of December 31, 2014 in the following tables, we generally report according to the CRR/CRD 4 transitional rules if not stated otherwise.

Details of the advanced IRBA and the advanced IRBA exposures are provided in sections “Advanced Internal Ratings Based Approach” and “Advanced IRBA Exposure”. The foundation IRBA and the foundation IRBA exposures are discussed in Sections “Foundation Internal Ratings Based Approach” and “Foundation IRBA Exposure”.

As an IRBA institution, we are required to treat specific equity positions and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory defined IRBA risk weights are applied. Our specialized lending exposures reported under the foundation IRBA also receive regulatory risk weights.

At Group level excluding Postbank, we assign a few remaining advanced IRBA eligible portfolios of small size temporarily to the standardized approach. With regard to these, an implementation plan and approval schedule have been set up and agreed with the Bundesbank, the BaFin and the ECB. A portion of Postbank’s IRBA eligible portfolios is also still temporarily assigned to the standardized approach. During 2014, the implementation plans for the Group excluding Postbank and for Postbank have been combined to an overall Group level implementation plan with a combined approval schedule set up and agreed with the BaFin and the Bundesbank.

Details of the standardized approach and the standardized approach exposures are discussed in the Section “Standardized Approach”.

Our advanced IRBA coverage ratio, excluding Postbank, exceeded, with 96,5 % by exposure value (“EAD”) as well as with 93 % by RWA as of December 31, 2014, the European regulatory requirement, remaining nearly unchanged from the levels at December 31, 2013 (96,7 % EAD and 93 % by RWA), using applicable measures according to Section 11 SolvV. These ratios excluded the exposures permanently assigned to the standardized approach (according to Article 150 CRR), other IRBA exposure as well as securitization positions. The regulatory minimum requirements with regard to the respective coverage ratio thresholds have been met at all times. Subsequent to the combination of the implementation plans for the Group excluding Postbank and Postbank the overall Group-wide advanced IRBA coverage ratios have also been established. They were

Deutsche Bank	1 – Management Report	125
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

measured according to Section 11 SolvV and were well above the regulatory defined initial thresholds during 2014.

The following table provides an overview of our credit risk exposure broken down by model approaches and business division.

The line item “Other” in Advanced IRBA reflects EAD from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item “central governments and central banks” includes exposures to regional governments or local authorities, public sector entities, multilateral developments banks and international organizations. “Other” in the Standardized Approach includes EAD from exposures secured by mortgages on immovable property, exposures in default, items associated with particular high risk, covered bonds, claims on institutions and corporates with a short-term credit assessment, collective investments undertakings (CIU), equity positions (grandfathered), securitization positions in the banking book and other items.

EAD net by model approach and business division

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	298,982	225,016	115,780	50,954	20,890	8,248	719,868
Central governments and central banks	58,284	989	30,048	1,694	390	574	91,978
Institutions	41,988	7,651	10,662	1,000	1,497	297	63,095
Corporates	151,859	19,570	72,600	46,275	11,970	1,239	303,513
Retail	823	188,652	112	1,604	1,936	0	193,127
Other	46,028	8,154	2,359	380	5,097	6,138	68,156

Foundation IRBA	2,410	7,708	142	0	10	0	10,269
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,410	7,708	142	0	10	0	10,269

Standardized Approach	84,565	31,721	15,734	3,767	8,702	26,572	171,060
Central governments or central banks	48,777	19,474	7,910	264	565	185	77,175
Institutions	29,195	2,973	98	20	32	173	32,491
Corporates	5,323	1,522	5,720	1,529	1,340	548	15,982
Retail	10	5,761	743	64	1,523	24	8,124
Other	1,260	1,990	1,264	1,891	5,243	25,641	37,288

Risk exposure amount for default funds contributions	1,531	62	1	0	2	0	1,595

Total	387,487	264,506	131,656	54,720	29,603	34,820	902,793

The table below shows the credit risk exposures before credit risk mitigation, the average amount of the exposures and RWA broken down by model approach and regulatory exposure class. The EAD as defined for regulatory purposes is presented on a gross basis, i.e. information for exposures covered by guarantees or credit derivatives is assigned to the exposure class of the original counterparty. The average EAD is calculated over the last four quarter of this fiscal year. In contrast to the EAD gross the RWA is shown after credit risk mitigation.

Deutsche Bank	1 – Management Report	126
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

EAD gross, average EAD gross and RWA by model approach and exposure class

	Dec 31, 2014
in € m.	EAD gross	Average EAD gross	RWA
Advanced IRBA

Central governments and central banks	85,182	91,911	5,385

Institutions	61,785	67,954	13,869

Corporates	311,791	295,878	101,533
thereof: SMEs	21,661	7,200	6,040

Retail	192,891	191,604	38,867
thereof:
Secured by real estate SME	1,093	3,860	327
Secured by real estate non-SME	155,145	150,999	24,863
Qualifying revolving	4,417	4,376	532
Other SME	3,159	3,562	973
Other non-SME	29,078	28,807	12,172

Equity	4,318	4,056	12,216

Securitization positions	53,670	49,804	13,296

Other non-credit obligation assets	10,168	7,638	14,258

Total advanced IRBA	719,805	708,845	199,422

Foundation approach

Central governments and central banks	0	2	0

Institutions	0	1,230	0

Corporates	10,358	14,010	5,490
thereof: SMEs	235	115	83

Total foundation approach	10,359	15,242	5,491

Standardized approach

Central governments or central banks	40,445	45,438	0

Regional governments or local authorities	18,322	18,231	7

Public sector entities	10,182	9,185	107

Multilateral development banks	4,931	2,585	0

International organizations	2,357	1,438	0

Institutions	32,449	29,759	810

Corporates	16,381	19,961	11,759
thereof: SMEs	1,399	1,519	1,125

Retail	8,613	8,444	5,697
thereof: SMEs	690	787	357

Secured by mortgages on immovable property	3,956	4,448	1,345
thereof: SMEs	9	6	4

Exposures in default	3,423	3,566	4,275

Items associated with particular high risk	161	219	229

Covered bonds	22	25	2

Claims on institutions and corporates with a short-term credit assessment	0	0	0

Collective investments undertakings (CIU)	25,262	23,892	9,046

Equity	2,707	2,563	2,707

Other items	419	311	350

Securitization positions	1,404	1,950	1,188

Total standardized approach	171,034	172,016	37,522

Risk exposure amount for default funds contributions	1,595	1,587	1,693

Total	902,793	897,690	244,128

thereof counterparty credit risk from
Derivatives	122,742	115,728	37,690
Securities financing transactions	44,208	54,357	3,427

Deutsche Bank	1 – Management Report	127
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

The following three tables set out the distribution of the credit risk portfolio by model approach and regulatory exposure class before credit risk mitigation into geographical region, industry and residual maturity.

EAD gross by model approach, exposure class and geographical region

	Dec 31, 2014
in € m.	Germany	Western Europe (excluding Germany)	Eastern Europe	North America	Central and South America	Asia/ Pacific	Africa	Other	Total
Advanced IRBA

Central governments and central banks	0	5,983	3,579	54,008	1,405	13,060	1,135	6,011	85,182

Institutions	7,411	25,959	620	12,873	2,042	9,355	450	3,075	61,785

Corporates	42,305	86,364	6,331	107,428	6,207	48,578	2,643	11,935	311,791
thereof: SMEs	2,229	3,739	1,510	2,185	288	9,930	322	1,459	21,661

Retail	160,601	26,101	5,719	100	126	98	77	71	192,891
thereof:
Secured by real estate SME	23	739	327	2	0	0	1	1	1,093
Secured by real estate non-SME	133,332	16,795	4,799	69	19	67	14	49	155,145
Qualifying revolving	4,351	38	5	5	5	7	2	3	4,417
Other SME	291	2,529	336	1	0	2	0	0	3,159
Other non-SME	22,601	5,999	254	23	102	22	60	18	29,078

Equity	934	241	0	383	4	2,614	4	138	4,318

Securitization positions	3,459	12,568	592	22,023	273	14,194	33	528	53,670

Other non-credit obligation assets	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	10,168

Total advanced IRBA	214,710	157,216	16,841	196,814	10,057	87,899	4,343	21,758	719,805

Foundation approach

Central governments and central banks	0	0	0	0	0	0	0	0	0

Institutions	0	0	0	0	0	0	0	0	0

Corporates	6,379	2,487	223	645	50	108	8	459	10,358
thereof: SMEs	201	32	1	0	0	1	0	0	235

Total foundation approach	6,380	2,487	223	645	50	108	8	458	10,359

Standardized approach

Central governments or central banks	10,895	29,467	49	15	0	0	0	20	40,445

Regional governments or local authorities	17,993	329	0	0	0	0	0	0	18,322

Public sector entities	9,430	719	0	32	0	0	0	0	10,182

Multilateral development banks	0	724	0	0	0	0	0	4,207	4,931

International organizations	0	0	0	0	0	0	0	2,357	2,357

Institutions	6,501	12,830	1	10,064	627	2,326	0	101	32,449

Corporates	2,504	10,840	206	1,556	147	788	94	244	16,381
thereof: SMEs	90	1,287	11	0	0	3	0	7	1,399

Retail	2,345	5,088	411	143	0	616	0	10	8,613
thereof: SMEs	43	637	8	0	0	0	0	2	690

Secured by mortgages on immovable property	258	3,263	24	4	0	251	0	156	3,956
thereof: SMEs	6	2	0	0	0	0	0	0	9

Exposures in default	651	1,905	13	665	1	185	0	4	3,423

Items associated with particular high risk	1	136	0	0	0	0	0	24	161

Covered bonds	22	0	0	0	0	0	0	0	22

Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0	0	0	0

Collective investments undertakings (CIU)	16,431	7,108	0	1,630	28	66	0	0	25,262

Equity	295	1,593	0	611	0	79	0	129	2,707

Other items	88	327	0	5	0	0	0	0	419

Securitization positions	294	646	0	464	0	0	0	0	1,404

Total standardized approach	67,708	75,042	704	15,189	803	4,311	94	7,184	171,034

Risk exposure amount for default funds contributions	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	1,595

Total	288,798	234,744	17,768	212,648	10,910	92,317	4,445	29,400	902,793

Thereof counterparty credit risk from Derivatives	12,831	53,911	1,290	38,924	2,034	10,726	689	2,337	122,742
Securities financing transactions	1,056	15,242	1,160	18,534	1,499	3,436	393	2,887	44,208

N/M – Not meaningful

Deutsche Bank	1 – Management Report	128
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

EAD gross by model approach, exposure class and industry

	Dec 31, 2014
in € m.	Banks and in- surance	Fund manage- ment activities	Manu- facturing	Whole- sale and retailtrade	House- holds	Com- mercial real estate activities	Public sector	Other	Total
Advanced IRBA

Central governments and central banks	66,993	49	0	0	0	0	12,068	6,072	85,182

Institutions	49,192	364	465	221	0	129	2,072	9,342	61,785

Corporates	25,334	8,889	45,262	19,952	31,536	23,758	1,328	155,731	311,791
thereof: SMEs	13,691	205	2,519	938	232	256	4	3,814	21,661

Retail	2	38	1,989	2,108	171,826	12,519	3	4,405	192,891
thereof:
Secured by real estate SME	0	0	0	0	642	451	0	0	1,093
Secured by real estate non-SME	0	0	0	0	143,497	11,647	0	1	155,145
Qualifying revolving	0	0	0	0	4,417	0	0	0	4,417
Other SME	0	0	1,020	890	490	55	1	704	3,159
Other non-SME	2	38	969	1,218	22,781	366	3	3,701	29,078

Equity	93	22	7	16	0	155	0	4,025	4,318

Securitization positions	950	17,521	0	0	672	340	156	34,032	53,670

Other non-credit obligation assets	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	10,168

Total advanced IRBA	142,563	26,883	47,723	22,298	204,034	36,901	15,628	213,607	719,805

Foundation approach

Central governments and central banks	0	0	0	0	0	0	0	0	0

Institutions	0	0	0	0	0	0	0	0	0

Corporates	127	25	1,961	3,545	314	1,238	1	3,148	10,358
thereof: SMEs	0	0	115	107	0	0	0	13	235

Total foundation approach	128	25	1,961	3,545	314	1,238	1	3,147	10,359

Standardized approach

Central governments and central banks	10,174	2	0	0	0	0	29,476	793	40,445

Regional governments or local authorities	0	0	0	50	0	59	17,593	620	18,322

Public sector entities	6,697	0	0	42	0	8	2,258	1,176	10,182

Multilateral development banks	724	0	0	0	0	0	4,207	0	4,931

International organizations	1,602	0	0	0	0	0	0	755	2,357

Institutions	1,090	2	0	0	0	0	0	31,357	32,449

Corporates	175	1,650	1,356	1,873	364	1,933	38	8,991	16,381
thereof: SMEs	10	0	177	345	10	275	0	581	1,399

Retail	0	0	105	210	7,286	464	0	546	8,613
thereof: SMEs	0	0	71	175	50	58	0	336	690

Secured by mortgages on immovable property	0	0	0	4	3,428	368	0	156	3,956
thereof: SMEs	0	0	0	0	1	2	0	0	3

Exposures in default	147	9	224	138	911	583	5	1,407	3,423

Items associated with particular high risk	0	0	5	10	100	8	0	38	161

Covered bonds	22	0	0	0	0	0	0	0	22

Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0	0	0	0

Collective investments undertakings (CIU)	0	0	9	0	0	0	1,569	23,684	25,262

Equity	1,354	15	25	1	0	137	14	1,161	2,707

Other items	84	0	0	0	0	0	0	335	419

Securitization positions	5	514	0	0	784	0	0	101	1,404

Total standardized approach	22,076	2,191	1,724	2,329	12,873	3,559	55,161	71,120	171,034

Risk exposure amount for default funds contributions	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	1,595

Total	164,767	29,099	51,408	28,172	217,222	41,699	70,789	287,874	902,793

Thereof counterparty credit risk from Derivatives	21,586	6,133	4,073	1,776	1,348	2,826	9,046	75,955	122,742
Securities financing transactions	16,710	184	18	6	420	131	85	26,654	44,208

N/M – Not meaningful

Deutsche Bank	1 – Management Report	129
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

EAD gross by model approach, exposure class and residual maturity

	Dec 31, 2014
in € m.	Up to one month	Over 1 month to not more than 1 year	Over 1 year to not more than 2 years	Over 2 years to not more than 5 years	Over 5 years	Total
Advanced IRBA

Central governments and central banks	60,299	9,280	1,408	14,010	184	85,182

Institutions	13,513	23,081	6,503	18,509	179	61,785

Corporates	38,426	106,617	32,795	129,733	4,220	311,791
thereof: SMEs	4,063	10,459	1,627	4,924	588	21,661

Retail	10,981	6,136	4,526	16,573	154,675	192,891
thereof:
Secured by real estate SME	2	3	6	98	985	1,093
Secured by real estate non-SME	1,558	2,712	2,761	8,359	139,755	155,145
Qualifying revolving	4,238	179	0	0	0	4,417
Other SME	821	1,067	182	759	331	3,159
Other non-SME	4,363	2,174	1,577	7,359	13,605	29,078

Equity	1	44	22	3,573	678	4,318

Securitization positions	1,445	4,313	1,738	20,684	25,490	53,670

Other non-credit obligation assets	N/M	N/M	N/M	N/M	N/M	10,168

Total advanced IRBA	124,666	149,470	46,994	203,082	185,425	719,805

Foundation approach

Central governments and central banks	0	0	0	0	0	0

Institutions	0	0	0	0	0	0

Corporates	524	880	261	3,026	5,668	10,358
thereof: SMEs	23	5	1	28	178	235

Total foundation approach	524	880	261	3,026	5,669	10,359

Standardized approach

Central governments or central banks	9,569	2,175	4,706	23,995	0	40,445

Regional governments or local authorities	468	7,052	1,253	6,087	3,462	18,322

Public sector entities	129	817	1,463	7,551	222	10,182

Multilateral development banks	17	54	247	4,614	0	4,931

International organizations	0	51	123	2,184	0	2,357

Institutions	1,854	7,610	9,679	13,232	73	32,449

Corporates	2,460	3,625	1,812	7,919	565	16,381
thereof: SMEs	355	170	89	734	51	1,399

Retail	1,430	881	400	2,285	3,617	8,613
thereof: SMEs	182	30	52	404	22	690

Secured by mortgages on immovable property	125	920	146	745	2,020	3,956
thereof: SMEs	0	0	0	6	3	9

Exposures in default	842	463	212	1,561	345	3,423

Items associated with particular high risk	14	13	33	53	48	161

Covered bonds	22	0	0	0	0	22

Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0

Collective investments undertakings (CIU)	9	0	0	17,836	7,417	25,262

Equity	0	480	6	2,143	78	2,707

Other items	5	35	22	242	116	419

Securitization positions	19	67	165	436	716	1,404

Total standardized approach	16,964	24,242	20,265	90,884	18,679	171,034

Risk exposure amount for default funds contributions	N/M	N/M	N/M	N/M	N/M	1,595

Total	142,153	174,592	67,519	296,992	209,774	902,793

Thereof counterparty credit risk from Derivatives	265	33,504	23,697	63,770	1,506	122,742
Securities financing transactions	29,488	10,566	1,621	2,533	0	44,208

N/M – Not meaningful

Advanced Internal Ratings Based Approach

The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk and allows us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters

Deutsche Bank	1 – Management Report	130
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

include the probability of default (“PD”), the loss given default (“LGD”) and the maturity (“M”) driving the regulatory risk-weight and the credit conversion factor (“CCF”) as part of the regulatory exposure at default (“EAD”) estimation. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

The probability of default for customers is derived from our internal rating systems. We assign a probability of default to each relevant counterparty credit exposure as a function of a transparent and consistent 21-grade master rating scale for all of our exposure excluding Postbank. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for counterparts in the exposure classes “Central governments and central banks”, “Institutions” and “Corporates” with the exception of small- and medium-sized entities. For the latter as well as for the retail segment statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modeling techniques, such as logistic regression. In line with Article 174 CRR, these models are complemented by human judgment and oversight to review model-based assignments and are intended to ensure that the models are used appropriately. When we assign our internal risk ratings, it allows us to compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible, as our internal rating scale has been designed to principally correspond to the external rating scales from rating agencies. For quantitative information regarding our advanced and foundation IRBA exposure based on a rating grade granularity which corresponds to the external Standard & Poor’s rating equivalents please refer to the section “Advanced IRBA Exposure” and “Foundation IRBA Exposure”.

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

As part of the application of the advanced IRBA we apply specific CCFs in order to calculate an EAD value. Conceptually the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. For advanced IRBA calculation purposes we apply the general principles as defined in Article 166

Deutsche Bank	1 – Management Report	131
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

CRR to determine the EAD of a transaction. In instances, however, where a transaction outside of Postbank involves an unused limit a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the current utilization. When a transaction involves an additional contingent component (i.e., guarantees) a further percentage share (usage factor) is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. Where allowed under the advanced IRBA, the CCFs are internally estimated. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider customer and product type specifics. As part of the approval process, the BaFin assessed our CCF models and stated their appropriateness for use in the process of regulatory capital requirement calculations.

Overall Postbank has similar standards in place to apply the advanced IRBA to its retail portfolios as well as to the advanced IRBA covered institution and corporate portfolios using internally estimated default probabilities, loss rates and conversion factors as the basis for calculating minimum regulatory capital requirements.

For the majority of derivative counterparty exposures as well as securities financing transactions (“SFT”) we, excluding Postbank, make use of the internal model method (“IMM”) in accordance with Article 283 et seq. CRR and Section 18 et. seq. SolvV. In this respect securities financing transactions encompass repurchase transactions, securities or commodities lending and borrowing as well as margin lending transactions (including prime brokerage). The IMM is a more sophisticated approach for calculating EAD for derivatives and SFT, again requiring prior approval from the BaFin before its first application. By applying this approach, we build our EAD calculations on a Monte Carlo simulation of the transactions’ future market values. Within this simulation process, interest and foreign exchange rates, credit spreads, equity and commodity prices are modeled by stochastic processes and each derivative and securities financing transaction is revalued at each point of a pre-defined time grid by our internally approved valuation routines. As the result of this process, a distribution of future market values for each transaction at each time grid point is generated. From these distributions, by considering the appropriate netting and collateral agreements, we derive the exposure measures potential future exposure (“PFE”), average expected exposure (“AEE”) and expected positive exposure (“EPE”) mentioned in section “Counterparty Credit Risk from Derivatives”. The EPE measure evaluated on regulatory eligible netting sets defines the EAD for derivative counterparty exposures as well as for securities financing transactions within our regulatory capital calculations for the great majority of our derivative and SFT portfolio, while applying an own calibrated alpha factor in its calculation, floored at the minimum level of 1.2. For December 31, 2014, the alpha factor was calibrated to 1.11 and thus the floor was applied. For the small population of transactions for which a simulation cannot be computed or is subject to regulatory restrictions (such as for those with risk factors not approved by BaFin or for specific wrong-way risk), the EAD used is derived from the Mark-to-Market method according to Article 274 CRR.

For our derivative counterparty credit risk resulting from Postbank we also apply the Mark-to-Market method according to Article 274 CRR, i.e., we calculate the EAD as the sum of the net positive fair value of the derivative transactions and the regulatory add-ons. As the EAD derivative position resulting from Postbank is less than 1 % in relation to our overall counterparty credit risk position from derivatives we consider Postbank’s derivative position to be immaterial.

Advanced IRBA – Model Validation

As an important element of our risk management framework we regularly validate our rating methodologies and credit risk parameters. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD, LGD and EAD analyzes the predictive power of those parameters when compared against historical default and loss experiences.

According to our standards, and in line with the CRR-defined minimum requirements, the parameters PD, LGD and EAD are reviewed annually. The validation process for parameters as used by us excluding Postbank is coordinated and supervised by a validation committee composed of members from Finance, Risk Analytics & Living Wills and Credit Risk Management. Risk parameter validations consist of quantitative analyses of inter-

Deutsche Bank	1 – Management Report	132
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

nal historical data and are enriched by qualitative assessments in case data for validation is not statistically sufficient for reliable validation results. A recalibration of specific parameter settings is triggered based on validation results if required. In addition to annual validations, ad hoc reviews are performed where appropriate as a reaction to quality deterioration at an early stage due to systematic changes of input factors (i.e., changes in payment behaviour) or changes in the structure of the portfolio.

Analogously at Postbank the results of the estimations of the input parameters PD, CCF and LGD are reviewed annually. Postbank’s model validation committee is responsible for supervising the annual validation process of all models. Via a cross committee membership Deutsche Bank senior managers join Postbank committees and vice versa, to promote joint governance.

The reviews conducted in 2014 for advanced IRBA rating systems triggered recalibrations as shown in the table below. Changes in overall counts of parameters are due to newly approved rating systems or due to changes in granularity in existing risk parameter assignment and include Postbank. None of the recalibrations individually nor the impact of all recalibrations in the aggregate materially impacted our regulatory capital requirements.

Validation results for risk parameters used in our advanced IRBA

	2014
	PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %

Appropriate	166	86.4	138	74.6	59	57.1

Overly conservative	2	0.1	2	9.4	14	42.9

Progressive	16	13.5	22	16.0	1	0.0

Total	184	100.0	162	100.0	74	100.0

Thereof already recalibrated and introduced in 2014

Overly conservative	0	0.0	2	9.4	1	0.1

Progressive	5	10.8	0	0.0	0	0.0

Total	5	10.8	2	9.4	1	0.1

	2013
	PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %

Appropriate	136	80.8	150	87.3	50	52.2

Overly conservative	8	7.9	6	7.5	21	43.6

Progressive	10	11.3	6	5.1	8	4.2

Total	154	100.0	162	100.0	79	100.0

Thereof already recalibrated and introduced in 2013

Overly conservative	3	5.2	2	1.0	7	38.6

Progressive	6	6.9	4	5.1	4	3.5

Total	9	12.1	6	6.0	11	42.1

Individual risk parameter settings are classified as appropriate if no recalibration was triggered by the validation and thus the application of the current parameter setting is continued since still sufficiently conservative. A parameter classifies as overly conservative or progressive if the validation triggers a recalibration analysis leading to a potential downward or upward change of the current setting, respectively. The breakdown for PD, LGD and EAD is presented by number as well as by the relative EAD attached to the respective parameter as of December 31, 2014 and December 31, 2013.

The validations during 2014 largely confirmed our parameter settings. Negatively validated PD parameters with high materiality were caused by two rating systems. One Postbank rating system contributed around 5.4 % of EAD, and the PD parameter was classified as too progressive and the LGD parameter is overly conservative. Both parameters had already been amended. One Deutsche Bank rating system contributed to approximately

Deutsche Bank	1 – Management Report	133
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

3.9 % of EAD. The progressive PD parameters were already mitigated by re-rating of affected exposures which has already begun in 2013. A Postbank rating system contributing around 4 % of EAD the LGD parameter was classified as, after an increase in 2013, overly conservative and was accordingly recalibrated. The LGD parameter for one Deutsche Bank rating system contributed around 7.7 % of EAD was classified as too progressive. A recalibration is scheduled for the second quarter 2015. In addition, one LGD parameter contributing approximately 6.2 % of EAD proved to be too progressive and one EAD parameter contributing 4.7 % of the free limit was classified as overly conservative. Both parameters are used in the Bank and are scheduled for recalibration in the second quarter 2015. One EAD parameter used in the Bank contributing around 37.7 % of the free limit was overly conservative. It was reduced by 3%-points in 2013 still keeping a high level of conservatism and a further reduction of the parameter is not planned. All other negatively validated parameters are only applied to smaller portfolios.

Out of the 57 risk parameters, where a change was suggested during 2014 following their validation, 8 were already amended in 2014. Out of the remaining 49 parameter changes 45 are scheduled for implementation in the first half of 2015. One EAD parameter of high materiality listed above will be kept deliberately conservative. The remaining 3 parameter settings are planned to be implemented during 2015. Out of the 59 risk parameters where a change was suggested during 2013 by the conducted validation, 26 were already introduced in 2013 and one parameter setting was maintained due to changed portfolio composition. Subsequently, 25 parameter changes were implemented in 2014 and 4 parameter settings were kept deliberately conservative. The remaining 3 parameter settings were not changed due to discontinuation of the respective rating system.

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

According to the methodology described above, the following table provides a comparison of EL estimates for loans, commitments and contingent liabilities as of year-end 2013 through 2009, with actual losses recorded for the financial years 2014 through 2010, by regulatory exposure class for advanced IRBA exposures. Postbank is first reflected in the comparison of EL estimates as of year end 2010 with actual losses recorded for the financial year 2011.

Deutsche Bank	1 – Management Report	134
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Comparison of expected loss estimates for loans, commitments and contingent liabilities with actual losses recorded by regulatory exposure class for advanced IRBA exposures

	Dec 31, 2013	2014	Dec 31, 2012	2013	Dec 31, 2011	2012	Dec 31, 2010	2011	Dec 31, 2009	2010
in € m.	Expected loss 1	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss 2	Expected loss	Actual loss	Expected loss	Actual loss
Central governments and central banks	3	0	3	18	1	0	2	0	2	0

Institutions	13	4	10	1	7	14	22	2	16	1

Corporates	355	229	351	717	445	393	449	363	471	358

Retail exposures secured by real estate property	324	212	284	223	294	224	222	359	118	101

Qualifying revolving retail exposures	21	8	23	7	23	12	2	30	2	5

Other retail exposures	378	355	404	370	418	385	390	301	301	282

Total expected loss and actual loss in the advanced IRBA	1,095	808	1,075	1,336	1,188	1,028	1,088	1,055	910	747

1	2013 EL figures are based on pro forma CRR/CRD 4.
2	In 2013, the December 31, 2012 actual loss amounts have been restated due to alignment of Postbank’s calculation model to the Group’s approach.

Actual loss in 2014 was below expectations mainly driven by a significant outperformance in Corporate exposures as well as in Retail exposures secured by real estate property.

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

The consolidation of Postbank led to an increase in the expected loss starting December 31, 2010 and in the actual losses starting 2011.

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

Year-to-year comparison of the actual loss by IRBA exposure class

in € m.	2014	2013	2012 [1]	2011	2010
Central governments and central banks	0	18	0	0	0

Institutions	4	1	14	2	1

Corporates	229	717	393	363	358

Retail exposures secured by real estate property	212	223	224	359	101

Qualifying revolving retail exposures	8	7	12	30	5

Other retail exposures	355	370	385	301	282

Total actual loss by IRBA in the advanced IRBA	808	1,336	1,028	1,055	747

[1]	In 2013, the December 31, 2012 actual loss amounts have been restated due to alignment of Postbank’s calculation model to the Group’s approach.

Deutsche Bank	1 – Management Report	135
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Actual loss materially declined in 2014 compared to prior year due to the low level of new impairments across all businesses.

In 2013 the actual loss increased by € 308 million or 30 % compared to 2012 primarily driven by our corporate portfolio and to a minor extent exposures to central governments. The increase in our corporate portfolio was caused by a single client credit event in GTB along with higher actual losses for shipping companies recorded in CB&S as well as one large charge in NCOU related to the European Commercial Real Estate sector, while higher actual losses in central governments result from a charge to one single client. These increases were partly offset by slight reductions in our retail portfolios as well as in institutions.

The slight reduction of € 27 million or 3 % actual loss in 2012 compared to 2011 is driven by retail exposures secured by real estate property resulting from the alignment of Postbank’s calculation model to the Group’s approach.

New provisions established in 2011 were € 308 million higher compared with 2010 primarily due to the first time inclusion of Postbank in full year reporting.

Advanced IRBA Exposure

The advanced IRBA requires differentiating a bank’s credit portfolio into various regulatory defined exposure classes. We identify the relevant regulatory exposure class for each exposure by taking into account factors like customer-specific characteristics, the rating system used as well as certain materiality thresholds which are regulatory defined.

As an IRBA institution, we are required to treat specific equity positions and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory defined IRBA risk weights are applied. Details of these positions are provided in section “Exposures with regulatory defined risk weights”.

The following tables show our advanced IRBA exposures distributed on a rating scale and separately for regulatory IRBA exposure classes central governments and central banks, institutions, corporates and retail clients. Advanced IRBA exposure types, for which regulatory defined IRBA risk weights are applied (securitization positions in the regulatory banking book, specific equity positions and other non-credit obligation assets), are not included here but shown separately.

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

The tables below also include our counterparty credit risk position from derivatives and securities financing transactions so far as it has been assigned to the advanced IRBA. For the vast majority of these exposures we make use of the IMM to derive the EAD where the appropriate netting and collateral agreements are already considered resulting in an EAD net of collateral. They also provide a ratio of expected loss by EAD for the non-defaulted exposures. For defaulted exposure, we apply a LGD conception already incorporating potential unexpected losses in the loss rate estimate as required by Article 181 (1) (h) CRR.

Deutsche Bank	1 – Management Report	136
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD of Advanced IRBA credit exposures by PD grade

	Dec 31, 2014
in € m. unless stated otherwise	iAAA–iAA 0.00 – 0.04%	iA 0.04 – 0.11%	iBBB 0.11 – 0.5%	iBB 0.5 – 2.27%	iB 2.27 – 10.22%	iCCC 10.22 – 99.99%	Total excluding default	Default	Total including default	Delta Total to previous year

Central Governments and central banks

EAD gross	74,384	3,566	4,421	1,864	819	73	85,127	55	85,182	(633)

EAD net	81,915	4,754	4,126	847	211	71	91,923	55	91,978	(375)

Average PD in %	0.00	0.07	0.28	1.48	5.46	13.02	0.05	100.00	0.11	0.01 ppt

Average LGD in %	48.95	47.96	46.40	12.22	35.85	47.54	48.41	66.15	48.42	0.77 ppt

Average RW in %	1.69	30.01	45.57	28.82	115.20	247.13	5.82	65.52	5.85	1.14 ppt

EL/EAD net in %	0.00	0.03	0.13	0.12	1.61	6.19	0.00	N/M	0.02	0.00 ppt

Institutions

EAD gross	15,553	29,759	12,771	2,450	1,001	71	61,606	179	61,785	1,412

EAD net	17,615	30,257	11,866	2,174	935	67	62,915	179	63,095	2,182

Average PD in %	0.03	0.07	0.30	0.99	3.17	21.29	0.20	100.00	0.49	(0.28)ppt

Average LGD in %	39.28	27.87	25.76	29.81	15.32	28.77	30.55	8.00	30.48	1.39 ppt

Average RW in %	13.00	17.67	34.28	66.53	50.73	188.08	21.86	64.28	21.98	6.92 ppt

EL/EAD net in %	0.01	0.02	0.08	0.31	0.52	6.15	0.05	N/M	0.05	0.00 ppt

Corporates

EAD gross	69,955	68,859	75,021	57,709	27,362	4,738	303,644	8,147	311,791	37,836

EAD net	73,958	70,172	73,202	51,908	22,730	3,816	295,786	7,727	303,513	38,762

Average PD in %	0.03	0.07	0.26	1.13	4.74	20.23	0.91	100.00	3.43	(1.35)ppt

Average LGD in %	27.88	33.16	33.24	28.91	21.38	16.99	30.00	26.18	29.90	0.77 ppt

Average RW in %	10.90	19.86	37.15	57.28	74.84	93.01	33.63	26.53	33.45	2.71 ppt

EL/EAD net in %	0.01	0.02	0.08	0.29	0.95	3.30	0.20	N/M	0.20	(0.02)ppt

Retail Exposures Secured by Real Estate Property

EAD gross	974	13,247	57,031	65,093	13,385	3,989	153,719	2,518	156,238	2,680

EAD net	974	13,246	56,998	65,000	13,328	3,951	153,498	2,476	155,974	2,703

Average PD in %	0.04	0.09	0.28	1.09	4.43	19.76	1.47	100.00	3.03	(0.50)ppt

Average LGD in %	12.02	13.63	13.13	13.05	12.76	14.39	13.13	22.44	13.28	2.38 ppt

Average RW in %	1.39	3.12	7.15	18.50	42.24	73.32	16.32	5.52	16.15	1.46 ppt

EL/EAD net in %	0.00	0.01	0.04	0.14	0.57	2.74	0.19	N/M	0.19	0.00 ppt

Qualifying Revolving Retail Exposures

EAD gross	319	1,208	1,715	877	210	62	4,391	26	4,417	(120)

EAD net	319	1,208	1,715	877	210	62	4,391	26	4,417	(120)

Average PD in %	0.03	0.08	0.24	1.03	4.41	19.47	0.81	100.00	1.38	(0.26)ppt

Average LGD in %	46.82	46.95	46.05	45.45	48.68	48.09	46.39	51.29	46.42	(0.27)ppt

Average RW in %	1.38	2.66	6.46	19.90	59.91	132.66	12.07	9.27	12.06	(1.63)ppt

EL/EAD net in %	0.02	0.04	0.11	0.47	2.17	9.19	0.38	N/M	0.38	(0.10)ppt

Other Retail Exposures

EAD gross	425	1,161	7,767	12,885	5,784	1,759	29,781	2,456	32,237	(256)

EAD net	662	1,273	7,969	12,954	5,797	1,758	30,414	2,323	32,737	(344)

Average PD in %	0.04	0.08	0.29	1.16	4.68	18.90	2.56	100.00	9.47	(0.41)ppt

Average LGD in %	38.08	31.26	36.36	42.85	42.97	42.46	40.56	56.29	41.68	(0.98)ppt

Average RW in %	4.84	7.34	19.76	45.92	64.76	91.82	42.80	5.47	40.15	(2.14)ppt

EL/EAD net in %	0.01	0.03	0.11	0.50	2.00	7.99	1.09	N/M	1.09	(0.07)ppt

Total

EAD gross	161,609	117,801	158,726	140,879	48,561	10,692	638,268	13,381	651,650	40,919

EAD net	175,443	120,911	155,877	133,761	43,210	9,725	638,928	12,785	651,713	42,807

Average PD in %	0.02	0.07	0.27	1.11	4.60	19.75	0.92	100.00	2.87	(0.74)ppt

Average LGD in %	38.84	30.40	25.96	22.57	21.69	21.04	28.90	30.89	29.30	1.09 ppt

Average RW in %	6.71	17.58	24.96	37.06	63.03	86.83	23.98	19.30	24.50	2.81 ppt

EL/EAD net in %	0.01	0.02	0.07	0.24	0.98	4.00	0.20	N/M	0.20	(0.01)ppt

N/M – Not meaningful

Deutsche Bank	1 – Management Report	137
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2013
in € m. unless stated otherwise	iAAA–iAA 0.00 – 0.04%	iA 0.04 – 0.11%	iBBB 0.11 – 0.5%	iBB 0.5 – 2.27%	iB 2.27 – 10.22%	iCCC 10.22 – 99.99%	Total excluding default	Default	Total including default	Delta Total to previous year

Central Governments and central banks

EAD gross	74,299	5,162	3,676	1,893	606	126	126	55	85,815	(9,847)

EAD net	81,527	6,462	3,504	603	113	90	90	55	92,354	(10,845)

Average PD in %	0.00	0.08	0.30	1.40	5.31	13.04	13.04	100.00	0.11	0.07 ppt

Average LGD in %	48.67	40.71	43.23	13.80	43.35	38.31	38.31	34.93	47.65	(0.61)ppt

Average RW in %	0.83	22.37	48.90	32.84	136.69	170.16	170.16	25.65	4.71	1.07 ppt

EL/EAD net in %	0.00	0.03	0.13	0.13	2.19	4.98	0.00	N/M	0.02	0.00 ppt

Institutions

EAD gross	16,869	27,549	12,297	2,098	1,070	196	196	294	60,373	(5,995)

EAD net	17,872	28,258	11,499	1,776	1,019	195	195	294	60,913	(4,944)

Average PD in %	0.03	0.07	0.32	1.10	4.64	21.66	21.66	100.00	0.77	0.13 ppt

Average LGD in %	38.53	26.98	23.23	21.71	12.42	6.27	6.27	4.40	29.09	3.39 ppt

Average RW in %	8.46	11.72	25.15	42.61	47.81	34.73	34.73	50.16	15.06	1.48 ppt

EL/EAD net in %	0.01	0.02	0.07	0.23	0.56	1.66	1.66	N/M	0.05	0.00 ppt

Corporates

EAD gross	63,599	57,266	65,756	50,198	22,020	4,520	4,520	10,596	273,955	(20,508)

EAD net	66,663	57,687	62,670	44,726	18,912	3,859	3,859	10,235	264,751	(16,439)

Average PD in %	0.03	0.07	0.25	1.11	4.70	21.56	21.56	100.00	4.79	1.18 ppt

Average LGD in %	27.06	34.75	32.13	26.18	20.41	19.12	19.12	25.27	29.13	(1.31)ppt

Average RW in %	8.64	18.26	33.75	53.42	70.92	107.07	107.07	24.59	30.74	1.71 ppt

EL/EAD net in %	0.01	0.02	0.08	0.30	1.02	4.26	4.26	N/M	0.22	0.01 ppt

Retail Exposures Secured by Real Estate Property

EAD gross	1,357	10,556	47,510	65,038	20,654	5,892	5,892	2,550	153,558	59,756

EAD net	1,357	10,556	47,485	64,936	20,576	5,844	5,844	2,518	153,271	59,201

Average PD in %	0.04	0.08	0.28	1.12	4.10	20.19	20.19	100.00	3.53	(1.84)ppt

Average LGD in %	12.93	13.13	11.07	10.67	9.47	9.97	9.97	17.27	10.90	(9.72)ppt

Average RW in %	1.63	3.08	6.04	14.97	29.33	56.69	56.69	9.44	14.69	(7.92)ppt

EL/EAD net in %	0.00	0.01	0.03	0.12	0.39	1.98	1.98	N/M	0.19	(0.26)ppt

Qualifying Revolving Retail Exposures

EAD gross	175	998	1,890	1,075	288	83	83	28	4,537	(72,898)

EAD net	175	998	1,890	1,075	288	83	83	28	4,537	(72,784)

Average PD in %	0.04	0.08	0.24	1.04	4.54	19.65	19.65	100.00	1.64	(2.21)ppt

Average LGD in %	47.43	46.95	46.81	45.40	48.01	49.99	49.99	51.09	46.69	37.22 ppt

Average RW in %	1.34	2.54	6.19	18.73	57.26	130.55	130.55	8.55	13.69	0.65 ppt

EL/EAD net in %	0.02	0.04	0.11	0.48	2.22	9.51	9.51	N/M	0.49	0.29 ppt

Other Retail Exposures

EAD gross	197	1,336	6,877	12,920	6,687	1,934	1,934	2,542	32,493	20,790

EAD net	411	1,537	7,101	13,041	6,666	1,917	1,917	2,409	33,081	21,378

Average PD in %	0.03	0.08	0.29	1.16	4.65	19.68	19.68	100.00	9.88	1.93 ppt

Average LGD in %	40.35	43.53	41.09	42.25	42.29	40.13	40.13	52.36	42.66	(8.76)ppt

Average RW in %	4.54	9.42	22.11	46.39	65.31	90.86	90.86	4.68	42.29	2.17 ppt

EL/EAD net in %	0.01	0.03	0.12	0.49	1.95	7.84	7.84	N/M	1.15	(0.17)ppt

Total

EAD gross	156,496	102,867	138,005	133,222	51,325	12,751	12,751	16,065	610,731	(28,702)

EAD net	168,004	105,497	134,148	126,157	47,573	11,987	11,987	15,540	608,906	(24,432)

Average PD in %	0.02	0.07	0.27	1.12	4.43	20.52	20.52	100.00	3.61	0.52 ppt

Average LGD in %	38.71	31.11	24.88	19.90	18.79	18.17	18.17	27.86	28.21	(1.01)ppt

Average RW in %	4.76	14.97	22.60	32.36	51.72	79.38	79.38	19.50	21.69	1.10 ppt

EL/EAD net in %	0.01	0.02	0.06	0.22	0.88	3.72	3.72	N/M	0.21	0.00 ppt

N/M – Not meaningful

Deutsche Bank	1 – Management Report	138
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The increase in exposure value is mainly driven within the exposure class corporates, primarily resulting from method changes due to CRR/CRD 4, the impact from foreign exchange movements and to a lesser extent from transferring Postbank’s Large Cap Corporates/Financial Institutions portfolio from the foundation to the advanced IRBA.

The tables below show our advanced IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments and central banks, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. Our internal rating grades take into account the respective external Standard & Poor’s rating grade equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and LGD, the RWA and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable to exposures outside of Postbank, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA credit exposures by PD grade with central governments and  central banks (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014						Dec 31, 2013

Internal rating	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	76,611	0.00	49.51	557	0.73	0.00	75,749	0.00	49.69	264	0.35	0.00

iAA+	1,329	0.02	38.78	195	14.69	0.01	589	0.02	29.73	28	4.81	0.01

iAA	263	0.03	31.07	32	12.30	0.01	189	0.03	29.68	18	9.49	0.01

iAA–	125	0.04	30.08	23	18.04	0.01	148	0.04	27.84	26	17.24	0.01

iA+	1,308	0.05	50.00	165	12.60	0.02	965	0.05	49.95	134	13.94	0.02

iA	1,358	0.07	48.80	523	38.52	0.03	1,304	0.07	49.45	469	35.93	0.03

iA–	1,567	0.09	49.79	598	38.17	0.04	1,659	0.09	48.59	563	33.93	0.04

iBBB+	114	0.14	45.21	35	30.37	0.06	339	0.14	42.56	71	20.97	0.06

iBBB	1,068	0.23	49.80	440	41.19	0.11	848	0.23	41.15	313	36.83	0.09

iBBB–	1,673	0.39	49.57	916	54.79	0.19	1,509	0.39	49.05	820	54.33	0.19

iBB+	88	0.64	32.92	69	78.44	0.21	87	0.64	26.15	50	57.98	0.17

iBB	62	1.07	49.45	57	93.00	0.53	22	1.07	47.69	23	103.98	0.51

iBB–	609	1.76	2.46	47	7.67	0.04	377	1.76	2.79	32	8.55	0.05

iB+	38	2.92	49.65	51	134.53	1.45	44	2.92	47.63	60	136.12	1.39

iB	1	4.82	10.20	0	37.36	0.49	22	4.82	49.88	31	138.78	2.40

iB–	106	7.95	22.35	99	93.83	1.78	45	7.95	36.40	62	138.37	2.89

iCCC+	56	13.00	50.00	147	261.42	6.50	88	13.00	38.22	150	169.45	4.97

iCCC	0	22.00	45.63	1	324.35	10.04	0	22.00	0.10	0	0.58	0.02

iCCC–	0	0.00	0.00	0	0.00	0.00	0	31.00	8.06	0	50.39	2.50

Total excluding default	86,376	0.05	48.88	3,955	4.58	0.02	83,984	0.04	49.06	3,113	3.71	0.02

Default	55	100.00	66.15	36	65.52	N/M	55	100.00	34.93	14	25.65	N/M

Total including default	86,431	0.11	48.89	3,991	4.62	0.02	84,040	0.11	49.05	3,127	3.72	0.02

N/M – Not meaningful

Deutsche Bank	1 – Management Report	139
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA credit exposures by PD grade with institutions (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014						Dec 31, 2013

Internal rating	EAD net	Average PD in % [1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	3,087	0.02	41.31	498	16.14	0.01	2,036	0.02	41.53	311	15.27	0.01

iAA+	275	0.03	40.10	49	17.91	0.01	108	0.03	41.53	15	13.59	0.01

iAA	1,944	0.03	41.84	112	5.75	0.01	3,483	0.03	43.72	195	5.59	0.01

iAA–	3,943	0.03	52.10	316	8.00	0.01	4,313	0.04	40.19	317	7.34	0.02

iA+	2,916	0.05	32.44	410	14.06	0.02	2,774	0.05	34.39	284	10.24	0.02

iA	4,506	0.07	29.54	624	13.85	0.02	7,220	0.07	25.66	585	8.10	0.02

iA–	4,317	0.09	22.65	697	16.13	0.02	4,713	0.09	28.23	655	13.89	0.03

iBBB+	1,230	0.14	32.55	356	28.93	0.05	865	0.14	34.93	259	29.91	0.05

iBBB	1,076	0.23	24.98	301	28.01	0.06	1,097	0.23	25.26	310	28.25	0.06

iBBB–	4,352	0.39	35.95	2,320	53.31	0.14	3,319	0.39	31.43	1,222	36.81	0.12

iBB+	812	0.64	20.78	287	35.39	0.14	307	0.64	30.66	131	42.65	0.20

iBB	456	1.07	37.72	361	79.23	0.40	299	1.07	37.81	220	73.64	0.40

iBB–	379	1.76	30.67	350	92.37	0.54	222	1.76	18.63	104	46.80	0.33

iB+	521	2.92	12.53	226	43.44	0.37	114	2.92	23.75	83	72.51	0.69

iB	67	4.88	25.09	63	94.67	1.22	784	4.82	10.69	349	44.57	0.52

iB–	8	7.95	26.86	9	101.79	2.14	17	7.95	22.98	16	91.92	1.83

iCCC+	6	13.00	22.37	6	102.71	2.91	7	13.00	38.50	13	186.27	5.01

iCCC	30	22.00	9.67	17	56.77	2.13	141	22.00	3.36	25	18.12	0.74

iCCC–	1	31.00	0.30	0	1.69	0.09	0	31.00	20.03	0	111.29	6.21

Total excluding default	29,925	0.25	34.38	7,002	23.40	0.06	31,820	0.36	32.30	5,092	16.00	0.06

Default	62	100.00	13.65	42	67.28	N/M	272	100.00	4.56	143	52.33	N/M

Total including default	29,987	0.46	34.33	7,044	23.49	0.06	32,092	1.20	32.06	5,235	16.31	0.06

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The decrease in exposure results mainly from de-risking activities and is partly offset by foreign exchange movements. At the same time the risk weighted assets increased due to methodology changes, e.g. the asset value correlation for large regulated financial entities.

Deutsche Bank	1 – Management Report	140
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA credit exposures by PD grade with corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014						Dec 31, 2013

Internal rating	EAD net	Average PD in % [1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	4,893	0.03	21.82	325	6.64	0.01	3,084	0.03	24.81	196	6.35	0.01

iAA+	5,700	0.03	20.58	326	5.72	0.01	5,448	0.03	19.67	286	5.25	0.01

iAA	11,377	0.03	16.32	534	4.69	0.00	7,555	0.03	18.29	420	5.56	0.01

iAA–	12,583	0.04	33.75	1,405	11.17	0.01	11,213	0.04	31.29	922	8.22	0.01

iA+	13,744	0.05	29.51	1,849	13.45	0.01	11,167	0.05	28.56	1,293	11.58	0.01

iA	20,367	0.07	31.06	3,363	16.51	0.02	14,927	0.07	31.28	2,349	15.73	0.02

iA–	20,146	0.09	35.14	4,756	23.61	0.03	17,690	0.09	35.62	3,705	20.95	0.03

iBBB+	19,495	0.14	34.90	5,734	29.41	0.05	18,121	0.14	31.90	4,512	24.90	0.04

iBBB	21,891	0.23	30.95	7,238	33.06	0.07	18,145	0.23	32.54	5,984	32.98	0.07

iBBB–	20,057	0.39	31.70	8,730	43.53	0.12	16,884	0.39	31.05	6,885	40.78	0.11

iBB+	13,892	0.64	29.84	6,752	48.60	0.18	9,958	0.64	32.21	5,436	54.60	0.20

iBB	13,993	1.08	26.46	7,647	54.65	0.27	11,819	1.07	28.10	6,835	57.83	0.30

iBB–	13,013	1.77	25.07	7,838	60.23	0.41	9,062	1.76	24.59	5,625	62.07	0.43

iB+	8,157	2.92	19.93	4,942	60.59	0.56	6,452	2.92	19.94	3,969	61.51	0.84

iB	8,096	4.80	20.92	6,215	76.76	1.00	5,167	4.79	21.45	3,948	76.42	1.02

iB–	4,339	7.93	17.21	3,210	73.99	1.35	3,935	7.94	15.90	2,664	67.71	1.26

iCCC+	1,382	12.99	20.65	1,420	102.72	2.69	1,140	13.00	14.58	809	70.94	1.89

iCCC	643	21.56	16.75	655	101.80	3.81	738	21.95	23.77	1,035	140.38	5.19

iCCC–	535	31.00	14.78	458	85.59	4.59	802	31.00	12.15	569	70.92	3.77

Total excluding default	214,302	0.99	28.65	73,397	34.25	0.21	173,309	1.06	28.87	57,442	33.14	0.23

Default	7,531	100.00	26.72	1,963	26.07	N/M	9,975	100.00	25.77	2,405	24.11	N/M

Total including default	221,832	4.36	28.58	75,360	33.97	0.21	183,284	6.44	28.70	59,847	32.65	0.23

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures in all exposure classes are assigned to investment-grade customers. The exposures in the lower rating classes are largely collateralized.

Exposure levels increased over the reporting period, mainly driven by foreign exchange movements, growth in CB&S and GTB as well as method changes of CRR/CRD 4. An additional contribution resulted from transferring the Postbank Large Cap Corporates/Financial Institutions portfolio from the foundation approach to the advanced IRBA.

The table below shows our Advanced IRBA exposure distributed based on the corresponding exposure classes for each relevant geographical location. As geographical location we show countries where the Bank maintains a branch or subsidiary and exposure volume is equal to or higher than € 0.5 million. Exposure which does not meet these criteria is shown in “Other”, which also comprises exposure to international organizations. Exposures are assigned to the specific geographical location based on the country of domicile of the respective counterparty. The EAD net is presented in conjunction with exposures-weighted average LGD and PD in percentage. It excludes the following exposure classes: securitization positions in the regulatory banking book, specific equity positions and non-credit obligation assets.

Deutsche Bank	1 – Management Report	141
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net, average LGD and average PD of Advanced IRBA credit exposures by geographical location (including derivatives and SFTs)

	Dec 31, 2014

in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME’s	Retail exposures secured by residential real estate	Other retail exposures	Total

American Virgin Islands

EAD net	0	0	277	0	0	0	277

Average LGD in %	0	0	5.79	0	0	0	5.79

Average PD in %	0	0	0.47	0	0	0	0.47

Argentina

EAD net	43	0	92	0	1	6	143

Average LGD in %	45.97	0	20.99	61.89	13.81	16.34	28.27

Average PD in %	13.00	0	6.27	31.00	7.08	1.78	8.13

Australia

EAD net	1,508	2,002	3,054	1	12	2	6,579

Average LGD in %	33.43	34.01	33.71	38.71	14.15	22.46	33.70

Average PD in %	0.02	0.05	0.89	0.23	2.41	0.76	0.44

Austria

EAD net	181	528	957	0	44	19	1,728

Average LGD in %	42.06	32.83	37.63	0	14.10	23.26	35.88

Average PD in %	0.01	0.17	2.43	0	3.40	5.86	1.55

Barbados

EAD net	0	0	139	0	0	0	139

Average LGD in %	0	0	16.11	0	0	26.19	16.11

Average PD in %	0	0	0.33	0	0	0.45	0.33

Belgium

EAD net	604	1,383	1,783	0	43	9	3,823

Average LGD in %	47.10	43.16	31.72	61.90	18.02	37.38	38.15

Average PD in %	0	0.05	0.56	0.39	5.32	3.58	0.35

Bermuda

EAD net	0	3	1,876	0	0	0	1,879

Average LGD in %	0	40.00	25.21	0	0	47.60	25.24

Average PD in %	0	0.12	3.05	0	0	0.09	3.04

Brazil

EAD net	334	1,159	1,584	0	6	3	3,086

Average LGD in %	50.00	22.51	34.23	52.70	13.41	27.38	31.49

Average PD in %	0.14	0.22	3.18	1.07	2.25	2.03	1.74

British Virgin Islands

EAD net	0	0	7,347	0	0	0	7,347

Average LGD in %	50.00	0	12.66	0	0	55.59	12.66

Average PD in %	0	0	3.02	0	0	0.41	3.02

Canada

EAD net	324	1,934	4,325	1	6	7	6,598

Average LGD in %	33.89	28.20	34.14	13.31	12.08	12.85	32.34

Average PD in %	0.03	0.05	0.70	0.64	1.10	3.39	0.48

Cayman Islands

EAD net	0	0	7,347	0	0	0	7,348

Average LGD in %	0	0	34.31	0	5.00	96.11	34.31

Average PD in %	0	0	1.37	0	0.39	0.62	1.37

Chile

EAD net	0	184	443	0	0	3	630

Average LGD in %	49.06	44.07	44.22	0	5.00	38.25	44.15

Average PD in %	0.01	0.12	0.20	0	0.09	0.84	0.18

Deutsche Bank	1 – Management Report	142
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014

in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME’s	Retail exposures secured by residential real estate	Other retail exposures	Total

China

EAD net	2,004	8	13,574	0	13	4	15,603

Average LGD in %	51.62	50.00	44.55	85.20	12.90	36.92	45.44

Average PD in %	0	0.03	0.46	100.00	0.94	0.80	0.40

Colombia

EAD net	0	0	197	0	1	1	199

Average LGD in %	0	0	38.67	0	12.75	57.12	38.59

Average PD in %	0	0	0.49	0	0.42	2.08	0.50

Czech Republic

EAD net	451	81	296	1	4	3	835

Average LGD in %	50.00	38.52	41.20	55.67	13.34	34.38	45.57

Average PD in %	0	0.13	0.25	0.44	1.67	2.27	0.12

Denmark

EAD net	47	453	943	0	16	3	1,463

Average LGD in %	31.62	39.58	41.78	0	14.74	43.78	40.47

Average PD in %	0	0.33	0.47	0	6.57	4.04	0.48

Finland

EAD net	5	191	671	0	2	0	869

Average LGD in %	50.00	23.91	37.58	0	12.18	44.65	34.60

Average PD in %	0	0.04	0.21	0	2.74	0.54	0.18

France

EAD net	1,195	4,333	6,016	1	65	90	11,700

Average LGD in %	46.69	32.85	39.95	26.31	15.13	17.77	37.70

Average PD in %	0.01	0.10	1.77	0.56	5.09	4.96	1.01

Germany

EAD net	1,953	7,861	45,320	306	133,182	27,031	215,653

Average LGD in %	47.88	18.86	33.92	54.16	13.04	39.37	21.31

Average PD in %	0	0.25	4.42	2.82	2.92	5.08	3.39

Gibraltar

EAD net	0	0	17	0	1	0	19

Average LGD in %	0	0	18.98	0	19.08	69.61	19.06

Average PD in %	0	0	0.37	0	0.41	62.34	0.46

Greece

EAD net	0	50	1,482	0	5	3	1,541

Average LGD in %	50.00	31.94	15.11	0	8.47	29.90	15.67

Average PD in %	4.82	22.00	8.21	0	2.23	1.71	8.63

Guernsey

EAD net	0	0	401	0	0	0	401

Average LGD in %	0	0	16.64	0	0	47.62	16.65

Average PD in %	0	0	1.49	0	0	0.40	1.49

Hong Kong

EAD net	147	501	5,513	0	6	1	6,168

Average LGD in %	30.00	33.25	26.62	0	11.44	29.29	27.22

Average PD in %	0.02	0.07	1.32	0	0.73	0.47	1.19

Hungary

EAD net	164	44	329	0	2	3	542

Average LGD in %	50.00	50.79	46.90	0	25.94	39.23	48.03

Average PD in %	0.39	0.43	1.61	0	2.10	6.59	1.17

Deutsche Bank	1 – Management Report	143
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME’s	Retail exposures secured by residential real estate	Other retail exposures	Total

India

EAD net	1,375	3,048	5,550	0	1	4	9,978

Average LGD in %	49	45	39	0	9	53	42

Average PD in %	0	0	2	0	1	3	1

Indonesia

EAD net	312	0	2,291	0	1	2	2,605

Average LGD in %	50	0	35	0	8	10	37

Average PD in %	0	0	2	0	18	1	1

Ireland

EAD net	5	1,993	6,483	1	34	2	8,517

Average LGD in %	50	6	25	57	13	21	21

Average PD in %	0	6	18	86	11	2	15

Israel

EAD net	16	0	462	0	17	1	496

Average LGD in %	50	0	35	62	9	23	34

Average PD in %	0	0	3	0	8	4	3

Italy (incl. San Marino)

EAD net	1,488	2,105	5,930	1,578	7,153	4,038	22,292

Average LGD in %	45	32	36	21	7	64	31

Average PD in %	0	0	10	13	2	24	8

Japan

EAD net	5,626	1,498	2,225	0	1	1	9,350

Average LGD in %	50	39	30	0	7	39	44

Average PD in %	0	0	8	0	1	0	2

Jersey

EAD net	0	0	914	0	0	0	915

Average LGD in %	0	40	14	0	35	48	14

Average PD in %	0	2	2	0	57	0	2

Luxembourg

EAD net	20	986	10,662	0	40	2	11,709

Average LGD in %	50	28	23	0	10	44	23

Average PD in %	0	0	6	0	9	20	5

Malaysia

EAD net	65	0	855	0	3	2	925

Average LGD in %	44	0	45	0	9	7	45

Average PD in %	0	0	0	0	80	82	1

Malta

EAD net	13	19	202	0	2	0	237

Average LGD in %	50	38	5	0	12	59	11

Average PD in %	0	0	1	0	7	7	1

Mauritius

EAD net	0	0	134	0	1	0	135

Average LGD in %	0	0	37	0	6	27	36

Average PD in %	0	0	1	0	0	0	1

Mexico

EAD net	0	347	755	0	4	77	1,183

Average LGD in %	50	47	44	0	10	42	44

Average PD in %	0	0	1	0	4	45	4

Deutsche Bank	1 – Management Report	144
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME’s	Retail exposures secured by residential real estate	Other retail exposures	Total

Netherlands

EAD net	213	4,779	11,300	0	79	18	16,389

Average LGD in %	47.53	23.42	31.49	26.96	14.93	31.08	29.26

Average PD in %	0.02	0.06	4.91	1.61	4.18	2.99	3.43

New Zealand

EAD net	24	88	319	0	1	0	432

Average LGD in %	50.00	27.24	39.20	0	8.84	46.39	37.32

Average PD in %	0	0.04	0.14	0	0.81	0.46	0.11

Nigeria

EAD net	30	0	617	0	1	0	649

Average LGD in %	3.76	0	8.18	0	29.27	47.14	8.02

Average PD in %	0.64	0	3.33	0	0.83	2.24	3.20

Norway

EAD net	12	614	1,038	1	17	1	1,682

Average LGD in %	50.00	41.65	26.63	10.10	17.66	54.45	32.20

Average PD in %	0	0.04	1.96	1.64	2.98	7.38	1.25

Pakistan

EAD net	0	0	180	0	0	1	182

Average LGD in %	50.00	0	40.77	0	7.94	15.72	40.54

Average PD in %	7.95	0	5.79	0	0.23	0.40	5.75

Peru

EAD net	91	0	234	0	0	2	327

Average LGD in %	50.00	0	28.77	0	0	13.76	34.58

Average PD in %	0.05	0	0.48	0	0	0.83	0.36

Philippines

EAD net	310	0	427	0	1	0	739

Average LGD in %	50.00	0	39.13	0	12.03	44.29	43.64

Average PD in %	0.23	0	0.66	0	0.29	0.78	0.48

Poland

EAD net	1,223	102	1,060	662	4,738	196	7,981

Average LGD in %	50.00	33.33	40.14	45.49	29.81	39.45	35.86

Average PD in %	0.05	0.13	13.38	9.58	1.40	11.49	3.69

Portugal

EAD net	4	250	537	120	1,431	418	2,759

Average LGD in %	50.00	14.66	34.01	18.80	9.81	19.98	16.94

Average PD in %	0.64	2.47	8.41	12.58	5.39	11.53	6.95

Qatar

EAD net	0	0	377	0	1	0	378

Average LGD in %	0	0	31.77	0	7.98	30.27	31.71

Average PD in %	0	0	0.26	0	2.01	2.09	0.26

Romania

EAD net	0	2	38	0	0	1	41

Average LGD in %	0	49.83	47.93	0	3.31	22.73	46.91

Average PD in %	0	0.51	0.22	0	1.37	2.32	0.30

Saudi Arabia

EAD net	101	733	2,074	0	3	1	2,912

Average LGD in %	49.99	28.11	28.76	0	25.84	37.27	29.33

Average PD in %	0	0.08	0.55	0	0.56	1.32	0.41

Deutsche Bank	1 – Management Report	145
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME’s	Retail exposures secured by residential real estate	Other retail exposures	Total

Singapore

EAD net	915	392	5,250	0	14	3	6,573

Average LGD in %	50.00	39.95	18.25	61.90	9.20	17.99	23.94

Average PD in %	0	0.04	2.06	0.64	0.74	0.60	1.65

Slovakia

EAD net	8	4	29	0	0	0	41

Average LGD in %	50.00	23.68	44.76	0	5.18	35.73	43.43

Average PD in %	0.05	0.09	0.23	0	18.46	4.16	0.39

South Africa

EAD net	56	389	457	1	6	3	910

Average LGD in %	50.00	19.48	44.57	5.40	10.26	24.21	33.89

Average PD in %	0.09	0.17	0.88	0.09	8.50	2.43	0.58

South Korea

EAD net	1,410	1,403	2,180	0	2	0	4,995

Average LGD in %	48.41	38.49	41.21	0	8.58	38.68	42.47

Average PD in %	0	0.08	1.53	0	1.33	1.11	0.69

Spain

EAD net	923	1,209	4,958	1,429	7,344	1,468	17,331

Average LGD in %	50.41	24.62	32.84	38.63	12.65	58.08	27.26

Average PD in %	1.04	1.28	15.73	4.90	5.26	18.25	8.82

Sri Lanka

EAD net	102	0	101	0	0	0	203

Average LGD in %	50.00	0	46.64	0	5.00	40.59	48.32

Average PD in %	2.92	0	1.65	0	0.23	4.34	2.29

Sweden

EAD net	3	548	1,094	0	14	2	1,661

Average LGD in %	30.00	39.50	41.24	0	14.72	45.14	40.43

Average PD in %	0.03	0.09	0.57	0	1.99	21.22	0.45

Switzerland

EAD net	4,313	2,357	9,909	2	169	55	16,805

Average LGD in %	49.77	29.28	21.73	8.40	14.01	23.01	29.91

Average PD in %	0	0.06	1.94	0.34	4.32	4.59	1.21

Taiwan

EAD net	742	0	1,501	0	0	5	2,248

Average LGD in %	33.55	0	39.97	0	0	3.55	37.77

Average PD in %	0	0	0.32	0	0	0.95	0.22

Thailand

EAD net	595	0	1,169	0	3	1	1,768

Average LGD in %	50.00	0	43.82	0	10.72	21.30	45.83

Average PD in %	0.09	0	0.52	0	0.82	0.32	0.37

Turkey

EAD net	191	2,827	885	0	5	2	3,910

Average LGD in %	50.00	10.08	47.28	0	9.80	33.37	20.46

Average PD in %	0.39	0.41	4.15	0	2.70	4.92	1.26

Ukraine

EAD net	27	0	112	0	2	0	142

Average LGD in %	50.00	0	49.91	0	17.93	46.13	49.50

Average PD in %	13.00	0	10.40	0	0.42	2.14	10.75

Deutsche Bank	1 – Management Report	146
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Retail exposures against SME’s	Retail exposures secured by residential real estate	Other retail exposures	Total

United Arab Emirates

EAD net	214	0	2,640	0	13	15	2,881

Average LGD in %	50.00	0	38.10	0	12.09	36.33	38.86

Average PD in %	0.01	0	2.49	0	0.81	0.42	2.29

United Kingdom

EAD net	334	4,652	20,311	6	232	176	25,711

Average LGD in %	50.00	40.25	31.00	23.76	18.77	14.40	32.69

Average PD in %	0	0.30	2.36	2.56	14.14	83.52	2.62

United States of America

EAD net	54,744	11,045	85,958	1	63	283	152,093

Average LGD in %	49.54	37.15	25.77	40.69	12.96	37.15	35.17

Average PD in %	0.09	0.11	2.02	0.59	3.60	2.35	1.19

Uruguay

EAD net	0	0	62	0	0	2	65

Average LGD in %	50.00	0	9.46	0	6.98	5.36	9.33

Average PD in %	0.23	0	15.16	0	0.45	0.13	14.61

Venezuela

EAD net	9	0	42	0	1	9	62

Average LGD in %	31.42	0	27.59	49.65	12.35	5.21	24.40

Average PD in %	7.95	0	13.67	0.15	0.85	0.59	10.52

Vietnam

EAD net	60	0	153	0	2	0	215

Average LGD in %	50.00	0	43.20	0	8.37	32.61	44.82

Average PD in %	1.07	0	2.22	0	0.46	1.53	1.89

Other

EAD net	7,445	991	8,052	2	93	132	16,715

Average LGD in %	42.96	40.43	24.30	27.24	15.19	11.71	33.42

Average PD in %	0.29	5.20	5.96	5.45	2.87	4.54	3.36

thereof:

International Organizations

EAD net	5,117	354	143	0	0	0	5,614

Average LGD in %	45.30	49.45	41.26	0	0	18.30	45.46

Average PD in %	0.01	0.01	0.08	0	0	2.92	0.01

Total	91,978	63,095	303,513	4,112	154,900	34,115	651,713

The table below shows our undrawn commitment exposure treated within the advanced IRBA. It is broken down by regulatory exposure class and also provides the corresponding exposure-weighted credit conversion factors and resulting EADs.

Undrawn commitment exposure within the advanced IRBA by regulatory exposure class

	Dec 31, 2014			Dec 31, 2013
	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.

Central governments and central banks	889	81	718	782	79	614

Institutions	2,057	36	748	1,673	37	621

Corporates	174,303	33	57,536	138,047	33	46,058

Retail exposures secured by real estate property	6,174	76	4,716	6,827	74	5,085

Qualifying revolving retail exposures	5,660	66	3,752	5,779	65	3,780

Other retail exposures	7,777	53	4,096	7,799	51	3,980

Total EAD of undrawn commitments in the advanced IRBA	196,860	36	71,566	160,906	37	60,137

Deutsche Bank	1 – Management Report	147
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

A year-on-year comparison shows an increase in undrawn commitments in particular driven by the corporates exposure where levels increased by foreign exchange movements and specific growth in CB&S and GTB. An additional contribution resulted from transferring Postbank’s Large Cap Corporates/Financial Institutions portfolio from the foundation to the advanced IRBA.

Exposures with regulatory defined risk weights

As an IRBA institution, we are required to treat equity investments, collective investment undertakings (“CIU”) and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory-defined IRBA risk weights are applied.

We use the simple risk-weight approach according to Article 155 (2) CRR for our investments in equity positions entered into since January 1, 2008. It distinguishes between exposure in equities which are non-exchange traded but sufficiently diversified, exchange-traded and other non-exchange-traded and then uses the regulatory-defined risk weights of 190%, 290 % or 370%, respectively. We also include exposures attracting a risk weight of 250 % according to Article 48 (4) for significant investments in the CET 1 instruments of financial sector entities which are subject to the threshold exemptions as outlined in Article 48 CRR.

Exposures which are assigned to the exposure class “other non-credit obligation assets” receive an IRBA risk weight of 0 % in case of cash positions, 250 % for deferred tax assets that rely on future profitability and arise from temporary differences subject to the threshold exemptions as outlined in Article 48 CRR, or 100%.

The following table summarizes on an EAD basis our IRBA exposure for equities and other non-credit obligation assets, where regulatory risk weights are applied. Credit risk mitigation techniques have not been applied.

EAD net of equity investments and other non-credit obligation assets by risk weight

in € m.	Dec 31, 2014	Dec 31, 2013

0%	2,130	883

100%	3,891	5,739

190%	0	62

250%	7,103	0

290%	266	184

370%	1,096	1,089

Total EAD of equity investments and other non-credit obligation assets	14,486	7,957

The increase mainly results from the CRR/CRD4 introduction of a risk weight of 250 % according to Article 48 CRR for significant investments in financial sector entities and deferred tax assets as outlined above (10/15 % rule).

Foundation Internal Ratings Based Approach

We apply the foundation IRBA for the majority of our remaining foundation IRBA eligible credit portfolios at Postbank to the extent these have not been newly assigned to the advanced IRBA during 2014. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default (“PD”) while the loss given default (“LGD”) and the credit conversion factor (“CCF”) are defined in the regulatory framework.

For exposures in classes institutions and corporates respective foundation IRBA rating systems have been developed. A probability of default is assigned to each relevant counterparty credit exposure as a function of a transparent and consistent rating master scale. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial

Deutsche Bank	1 – Management Report	148
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

and external data. The methods in use are based on statistical analyses and for specific portfolio segments amended by expert-based assessments while taking into account the relevant available quantitative and qualitative information. The rating systems consider external long-term ratings from the major rating agencies (i.e., Standard & Poor’s, Moody’s and Fitch Ratings).

For the foundation IRBA a default definition was applied in accordance with the requirements of Article 178 CRR as confirmed by the BaFin as part of its IRBA approval process.

Foundation Internal Ratings – Model Validation

We regularly validate our rating methodologies and credit risk parameters at Postbank. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD analyzes its predictive power when compared against historical default experiences.

Validation results of risk parameters used in our Foundation IRBA at Postbank

	PD
	2014		2013

	Count	EAD in %	Count	EAD in %

Appropriate	0	0.0	2	99.6

Overly conservative	0	0.0	1	0.4

Progressive	2	100.0	0	0.0

Total	2	100.0	3	100.0

Thereof already recalibrated and introduced	in 2014		in 2013

Overly conservative	0	0.0	0	0.0

Progressive	0	0.0	0	0.0

Total	0	0.0	0	0.0

Above table summarizes the outcome of the model validations for the risk parameter PD used in our foundation IRBA for Postbank. If individual risk parameter settings are classified as appropriate, no recalibration was triggered by the validation. The breakdown is presented by number as well as by the relative EAD attached to the respective parameter as of December 31, 2014 and as of December 31, 2013.

The validations classify the PD parameter settings for the two foundation IRBA relevant rating systems of Postbank as too progressive. The recalibration is scheduled for 2015. The rating system classified as overly conservative in 2013 was discontinued in 2014.

Foundation IRBA Exposure

Within the Postbank portfolios we assign our exposures to the relevant regulatory exposure class by taking into account factors like customer-specific characteristics and the rating system used. The following tables also consider Postbank’s counterparty credit risk position resulting from derivatives and SFTs as far as they are assigned to the foundation IRBA.

The table below presents the EAD in conjunction with exposures-weighted average risk weights (“RW”). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. EAD gross information for exposures covered by guarantees or credit derivatives are assigned to the exposure class of the original counterparty whereas the EAD net information assigns the exposure to the protection seller.

Deutsche Bank	1 – Management Report	149
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Foundation IRBA exposures for each exposure class by rating scale

	Dec 31, 2014
in € m. (unless stated otherwise)	iAAA to iAA 0.000 – 0.045%	iA 0.045 – 0.125%	iBBB 0.125 – 0.475%	iBB to iCCC > 0,475%	Total excluding default	Default	Total including default

Central governments and central banks
EAD gross	0	0	0	0	0	0	0
EAD net	0	0	0	0	0	0	0
thereof: undrawn commitments	0	0	0	0	0	0	0
Average RW in %	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Institutions
EAD gross	0	0	1	0	1	0	1
EAD net	0	0	0	0	0	0	0
thereof: undrawn commitments	0	0	0	0	0	0	0
Average RW in %	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Corporates
EAD gross	1,785	267	2,261	1,559	5,872	167	6,039
EAD net	1,785	848	2,031	1,222	5,886	167	6,053
thereof: undrawn commitments	8	1	169	41	219	5	224
Average RW in %	10.23	16.49	41.36	81.77	36.72	0.11	35.71

Total
EAD gross	1,785	267	2,262	1,559	5,873	167	6,040
EAD net	1,785	848	2,031	1,222	5,886	167	6,053
thereof: undrawn commitments	8	1	169	41	219	5	224
Average RW in %	10.23	16.49	41.36	81.77	36.72	0.11	35.71

	Dec 31, 2013
in € m. (unless stated otherwise)	iAAA to iAA 0.000 – 0.045%	iA 0.045 – 0.125%	iBBB 0.125 – 0.475%	iBB to iCCC > 0,475%	Total excluding default	Default	Total including default

Central governments and central banks
EAD gross	0	8	0	0	8	0	8
EAD net	0	8	0	0	8	0	8
thereof: undrawn commitments	0	0	0	0	0	0	0
Average RW in %	0.00	27.57	0.00	0.00	27.57	0.00	27.57

Institutions
EAD gross	259	3,413	1,790	130	5,592	0	5,592
EAD net	259	3,413	1,790	130	5,592	0	5,592
thereof: undrawn commitments	0	0	6	0	6	0	6
Average RW in %	17.11	16.09	30.22	141.57	23.58	0.00	23.58

Corporates
EAD gross	35	557	4,449	2,399	7,440	81	7,521
EAD net	35	928	4,224	2,128	7,315	81	7,396
thereof: undrawn commitments	0	2	606	154	762	5	767
Average RW in %	15.31	26.16	53.72	110.99	66.71	0.00	65.97

Total
EAD gross	294	3,978	6,239	2,529	13,040	81	13,121
EAD net	294	4,349	6,014	2,258	12,915	81	12,996
thereof: undrawn commitments	0	2	612	154	768	5	773
Average RW in %	16.90	18.25	46.72	112.75	48.01	0.00	47.70

The tables below show our foundation IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments and central banks, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. The internal rating grades take into account the respective external Standard & Poor’s rating grade equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

Deutsche Bank	1 – Management Report	150
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net for Foundation IRBA credit exposures by PD grade for central governments and central banks (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Dec 31, 2014				Dec 31, 2013

Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA–	0	0.00	0	0.00	0	0.00	0	0.00

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	0	0.00	0	0.00	0	0.00	0	0.00

iA–	0	0.00	0	0.00	8	0.08	2	27.57

iBBB+	0	0.00	0	0.00	0	0.00	0	0.00

iBBB	0	0.00	0	0.00	0	0.00	0	0.00

iBBB–	0	0.00	0	0.00	0	0.00	0	0.00

iBB+	0	0.00	0	0.00	0	0.00	0	0.00

iBB	0	0.00	0	0.00	0	0.00	0	0.00

iBB–	0	0.00	0	0.00	0	0.00	0	0.00

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	0	0.00	0	0.00	0	0.00	0	0.00

iB–	0	0.00	0	0.00	0	0.00	0	0.00

iCCC+	0	0.00	0	0.00	0	0.00	0	0.00

iCCC	0	0.00	0	0.00	0	0.00	0	0.00

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Total excluding default	0	0.00	0	0.00	8	0.08	2	27.57

Default	0	0.00	0	0.00	0	0.00	0	0.00

Total including default	0	0.00	0	0.00	8	0.08	2	27.57

EAD net for Foundation IRBA credit exposures by PD grade for institutions (excluding derivative positions and SFTs)
in € m. (unless stated otherwise)	Dec 31, 2014				Dec 31, 2013

Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	0	0.00	0	0.00	98	0.03	15	15.31

iAA–	0	0.00	0	0.00	155	0.04	28	18.21

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	0	0.00	0	0.00	405	0.06	27	6.77

iA–	0	0.00	0	0.00	2,934	0.09	499	17.00

iBBB+	0	0.00	0	0.00	411	0.15	141	34.24

iBBB	0	0.00	0	0.00	994	0.23	260	26.18

iBBB–	0	0.00	0	0.00	369	0.38	133	36.14

iBB+	0	0.00	0	0.00	64	0.69	54	84.83

iBB	0	0.00	0	0.00	15	1.23	16	105.09

iBB–	0	0.00	0	0.00	9	2.06	11	122.67

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	0	0.00	0	0.00	0	0.00	0	0.00

iB–	0	0.00	0	0.00	0	0.00	0	0.00

iCCC+	0	0.00	0	0.00	0	0.00	0	0.00

iCCC	0	0.00	0	0.00	41	18.00	102	246.68

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Total excluding default	0	0.00	0	0.00	5,495	0.29	1,286	23.43

Default	0	0.00	0	0.00	0	0.00	0	0.00

Total including default	0	0.00	0	0.00	5,495	0.29	1,286	23.43

Deutsche Bank	1 – Management Report	151
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

EAD net for Foundation IRBA credit exposures by PD grade for corporates (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)			Dec 31, 2014				Dec 31, 2013

Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	1,767	0.03	180	10.20	35	0.03	5	15.31

iAA–	18	0.04	2	13.26	0	0.00	0	0.00

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	26	0.06	4	16.90	518	0.06	115	22.13

iA–	814	0.08	133	16.31	405	0.10	127	31.30

iBBB+	540	0.15	121	22.32	912	0.15	362	39.65

iBBB	879	0.23	379	43.12	1,510	0.23	754	49.93

iBBB–	549	0.38	306	55.82	1,666	0.38	1,076	64.60

iBB+	736	0.69	494	67.12	1,121	0.69	951	84.81

iBB	236	1.23	162	68.79	272	1.23	284	104.62

iBB–	35	2.06	28	78.64	287	2.06	347	120.99

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	32	3.78	17	54.16	170	3.78	246	144.76

iB–	28	7.26	32	113.90	37	7.26	66	177.02

iCCC+	5	12.76	11	198.16	1	12.76	3	223.09

iCCC	62	18.00	156	250.41	163	18.00	382	234.34

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Total excluding default	5,727	0.52	2,025	35.36	7,097	0.95	4,718	66.48

Default	165	100.00	0	0.11	80	100.00	0	0.00

Total including default	5,892	3.31	2,025	34.38	7,177	2.05	4,718	65.73

The decrease in the Foundation IRBA exposures classes’ central governments and banks, institutions and corporates mainly results from the transition of Postbank Large Cap Corporate/Financials portfolio into the Advanced IRBA.

The table below shows our Foundation IRBA exposure distributed based on the corresponding exposure classes for each relevant geographical location. As geographical location we show countries where the Bank maintains a branch or subsidiary and exposure volume is equal to or higher than € 0.5 million. Exposure which does not meet these criteria is shown in “Other”, which also comprises exposure to international organizations. Exposures are assigned to the specific geographical location based on the country of domicile of the respective counterparty. The EAD net is presented in conjunction with exposures-weighted average PD in percentage.

Deutsche Bank	1 – Management Report	152
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

EAD net and average PD of Foundation IRBA credit exposures by geographical location (including derivatives and SFTs)

	Dec 31, 2014

in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Total

Argentina

EAD net	0	0	9	9

Average PD in %	0	0	0.13	0.13

Australia

EAD net	0	0	6	6

Average PD in %	0	0	0.27	0.27

Austria

EAD net	0	0	249	249

Average PD in %	0	0	0.20	0.20

Belgium

EAD net	0	0	88	88

Average PD in %	0	0	2.15	2.15

Brazil

EAD net	0	0	13	13

Average PD in %	0	0	0.28	0.28

Chile

EAD net	0	0	1	1

Average PD in %	0	0	0.07	0.07

China

EAD net	0	0	5	5

Average PD in %	0	0	1.17	1.17

Colombia

EAD net	0	0	3	3

Average PD in %	0	0	0.16	0.16

Czech Republic

EAD net	0	0	19	19

Average PD in %	0	0	0.28	0.28

Denmark

EAD net	0	0	12	12

Average PD in %	0	0	1.47	1.47

Finland

EAD net	0	0	12	12

Average PD in %	0	0	0.17	0.17

France

EAD net	0	0	180	180

Average PD in %	0	0	1.06	1.06

Germany

EAD net	0	0	4,621	4,621

Average PD in %	0	0	2.72	2.72

Greece

EAD net	0	0	10	10

Average PD in %	0	0	0.07	0.07

Hong Kong

EAD net	0	0	2	2

Average PD in %	0	0	0.34	0.34

Hungary

EAD net	0	0	19	19

Average PD in %	0	0	0.43	0.43

India

EAD net	0	0	6	6

Average PD in %	0	0	0.31	0.31

Deutsche Bank	1 – Management Report	153
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014

in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Total

Indonesia

EAD net	0	0	2	2

Average PD in %	0	0	0.28	0.28

Ireland

EAD net	0	0	8	8

Average PD in %	0	0	0.27	0.27

Israel

EAD net	0	0	1	1

Average PD in %	0	0	0.43	0.43

Italy

EAD net	0	0	117	117

Average PD in %	0	0	0.25	0.25

Japan

EAD net	0	0	2	2

Average PD in %	0	0	0.35	0.35

Luxembourg

EAD net	0	0	42	42

Average PD in %	0	0	0.16	0.16

Malaysia

EAD net	0	0	2	2

Average PD in %	0	0	0.31	0.31

Mexico

EAD net	0	0	7	7

Average PD in %	0	0	0.16	0.16

Netherlands

EAD net	0	0	102	102

Average PD in %	0	0	0.42	0.42

Nigeria

EAD net	0	0	2	2

Average PD in %	0	0	8.72	8.72

Norway

EAD net	0	0	3	3

Average PD in %	0	0	0.13	0.13

Peru

EAD net	0	0	2	2

Average PD in %	0	0	0.13	0.13

Poland

EAD net	0	0	26	26

Average PD in %	0	0	0.70	0.70

Portugal

EAD net	0	0	7	7

Average PD in %	0	0	0.22	0.22

Qatar

EAD net	0	0	1	1

Average PD in %	0	0	0.09	0.09

Romania

EAD net	0	0	17	17

Average PD in %	0	0	0.81	0.81

Singapore

EAD net	0	0	3	3

Average PD in %	0	0	0.13	0.13

Slovakia

EAD net	0	0	12	12

Average PD in %	0	0	0.59	0.59

Deutsche Bank	1 – Management Report	154
Financial Report 2014	Risk Report Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2014

in € m. (unless stated otherwise)	Central governments and central banks	Institutions	Corporates	Total

South Africa

EAD net	0	0	1	1

Average PD in %	0	0	0.20	0.20

South Korea

EAD net	0	0	2	2

Average PD in %	0	0	0.31	0.31

Spain

EAD net	0	0	47	47

Average PD in %	0	0	0.41	0.41

Sweden

EAD net	0	0	21	21

Average PD in %	0	0	0.29	0.29

Switzerland

EAD net	0	0	111	111

Average PD in %	0	0	0.81	0.81

Taiwan

EAD net	0	0	1	1

Average PD in %	0	0	0.35	0.35

Thailand

EAD net	0	0	3	3

Average PD in %	0	0	0.22	0.22

Turkey

EAD net	0	0	3	3

Average PD in %	0	0	1.40	1.40

United Arab Emirates

EAD net	0	0	2	2

Average PD in %	0	0	0.19	0.19

United Kingdom

EAD net	0	0	158	158

Average PD in %	0	0	41.44	41.44

United States of America

EAD net	0	0	51	51

Average PD in %	0	0	0.47	0.47

Uruguay

EAD net	0	0	2	2

Average PD in %	0	0	0.12	0.12

Other

EAD	0	0	40	40

Average PD in %	0	0	2.15	2.15

thereof:

International Organizations

EAD	0	0	0	0

Average PD in %	0	0	0	0

Total	0	0	6,053	6,053

The table below summarizes on an EAD basis our foundation approach exposure for specialized lending. For the calculation of minimum capital requirements regulatory risk weights are applied where potential risk mitigating factors are already considered in the assignment of a risk weight to a specific structure. Additional credit risk mitigation techniques have not been applied.

Exposure for specialized lending by risk weight

in € m.	Dec 31, 2014	Dec 31, 2013

Risk weight category 1 (strong)	2,806	8,223

Risk weight category 2 (good)	811	680

Risk weight category 3 (satisfactory)	429	139

Risk weight category 4 (weak)	41	65

Risk weight category 5 (defaulted)	128	1,061

Total EAD of specialized lending	4,215	10,169

Deutsche Bank	1 – Management Report	155
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The decrease is primarily driven by a part of Postbank exposures resulting from the Advanced IRBA rating system approval from BaFin for specialized lending in 2014.

Standardized Approach

We treat a subset of our credit risk exposures within the standardized approach. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings.

We assign certain credit exposures permanently to the standardized approach in accordance with Article 150 CRR. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

For certain CIU exposures we apply the “look-through”-treatment which constitutes a decomposition of the CIU into its underlying investments. According to Article 152 CRR these exposures, primarily consisting of defined benefit pension fund assets, are assigned to the standardized approach.

In line with Article 150 CRR and Section 10 SolvV, we assign further – generally IRBA eligible – exposures permanently to the standardized approach. This population comprises several small-sized portfolios, which are considered to be immaterial on a stand-alone basis for inclusion in the IRBA.

Other credit exposures which are small in size are temporarily assigned to the standardized approach and we plan to transfer them to the IRBA over time. The prioritization and the corresponding transition plan is discussed and agreed with the competent authorities, the Bundesbank, the BaFin and the ECB.

Equity positions entered into before January 1, 2008 are subject to the transitional arrangement to exempt them from the IRBA and a risk weight of 100 % is applied according to the standardized approach treatment.

In order to calculate the regulatory capital requirements under the standardized approach, we use eligible external ratings from Standard & Poor’s, Moody’s, Fitch Ratings and in some cases from DBRS. DBRS ratings are applied in the standardized approach for a small number of exposures since 2009. Ratings are applied to all relevant exposure classes in the standardized approach. If more than one rating is available for a specific counterparty, the selection criteria as set out in Article 138 CRR are applied in order to determine the relevant risk weight for the capital calculation. Moreover, given the low volume of exposures covered under the standardized approach and the high percentage of (externally rated) central government exposures therein, we do not infer borrower ratings from issuer ratings.

The table below shows exposure values in the standardized approach broken down by risk weight before and after credit risk mitigation obtained in the form of eligible financial collateral, guarantees and credit derivatives excluding securitization positions in the regulatory banking book and Postbank’s CIU exposures assigned to the standardized approach which are displayed in the table “EAD of CIUs of Postbank in the Standardized Approach by Risk Weight” thereafter.

Deutsche Bank	1 – Management Report	156
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Exposure values in the standardized approach by risk weight

	Dec 31, 2014		Dec 31, 2013

in € m.	Before credit risk mitigation	After credit risk mitigation	Before credit risk mitigation	After credit risk mitigation

0%	83,870	84,907	78,483	80,150

2%	31,773	31,654	0	0

4%	0	0	0	0

10%	22	22	34	34

20%	1,131	1,197	1,661	1,656

35%	3,699	3,698	11,606	11,601

50%	12,020	12,056	5,914	5,960

70%	2,992	2,992	0	0

75%	8,612	7,250	15,043	12,300

100%	20,388	15,152	27,050	17,861

150%	3,062	2,926	889	880

Total EAD in the standardized approach	167,568	161,854	140,680	130,441

The increase in EAD is predominantly driven by the implementation of the CRR/CRD 4 framework regarding our trade exposure against Central Counterparties that is reported with a fixed risk weight of 2%. The impact for our defined benefit pension fund assets exposure that are calculated at a phase-in rate of 20 % in 2014 also contributed to the increase.

The table below comprises bonds in the form of collective investment undertakings assigned to the standardized approach based on a “look through” treatment as well as the exposure values for collective investment undertakings with risk weights calculated by third parties from Postbank. Credit risk mitigation techniques have not been applied.

EAD of CIUs of Postbank in the standardized approach by risk weight

in € m.			Dec 31, 2014	Dec 31, 2013

Bonds in CIUs

0%			0	1,058

5%			1,569	0

11%			0	0

22%			2	26

55%			0	274

110%			0	327

200%			44	45

300%			0	0

EAD for bonds in CIUs			1,615	1,730

CIUs with risk weight calculated by third parties

< 22%			0	0

> 22% < 110%			215	182

> 110%			8	8

EAD for CIUs with risk weight calculated by third parties			223	190

Total EAD for CIUs in the standardized approach			1,838	1,920

Regulatory Application of Credit Risk Mitigation Techniques

Risk-weighted assets and regulatory capital requirements can be managed actively by credit risk mitigation techniques. As a prerequisite for recognition in regulatory calculations, we must adhere to certain minimum requirements as stipulated in the CRR regarding collateral management, monitoring processes and legal enforceability.

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

Deutsche Bank	1 – Management Report	157
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

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

The table below shows the advanced IRBA exposures before credit risk mitigation in conjunction with the proportional amounts for eligible advanced IRBA collateral as well as guarantees and credit derivatives.

Collateralized counterparty credit risk exposure in the Advanced IRBA by exposure class

	Dec 31, 2014				Dec 31, 2013
in € m.	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]

Central governments and central banks	85,182	1,004	2,129	3,133	85,815	2,716	2,042	4,758

Institutions	61,785	12,036	2,456	14,492	60,373	13,751	2,255	16,005

Corporates	311,791[2]	67,424	25,091	92,515	273,955[2]	66,369	21,540	87,908

Retail	192,891	135,969	968	136,937	190,588	133,104	1,009	134,113

Total	651,649	216,433	30,644	247,077	610,731	215,940	26,845	242,785

[1]	Excludes collateralization which is reflected in the EPE measure.
[2]	Includes exposure subject to dilution risk of € 1.43 billion per end 2014 and € 1.16 billion per year end 2013.

The increase in EAD and respective collateralized EAD is mainly driven by model changes, foreign exchange movements and specific growth in CB&S and GTB in the corporates exposure. An additional contribution resulted from the switch of Postbank Large Cap Corporates/Financial from Foundation to Advanced IRBA.

The foundation IRBA sets stricter limitations with regard to the eligibility of credit risk mitigation compared to the advanced IRBA but allows for consideration of financial collateral, guarantees and credit derivates as well as other foundation IRBA-eligible collateral like mortgages and security assignments.

The financial collateral recognized in the foundation IRBA essentially comprises cash, bonds and other securities related to repo lending.

Deutsche Bank	1 – Management Report	158
Financial Report 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

The table below shows the Foundation IRBA exposures before credit risk mitigation in conjunction with the proportional amounts for financial and other collateral as well as guarantees and credit derivatives.

Collateralized counterparty credit risk exposure in the Foundation IRBA by exposure class

	Dec 31, 2014

in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized

Central governments and central banks	0	0	0	0	0

Institutions	1	0	0	0	0

Corporates	6,039	0	0	567	567

Total	6,040	0	0	567	567

	Dec 31, 2013
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized

Central governments and central banks	8	0	0	0	0

Institutions	5,592	0	0	0	0

Corporates	7,521	0	0	643	643

Total	13,121	0	0	643	643

The decrease in EAD is mainly driven by the switch of Postbank Large Cap Corporates/Financial from Foundation IRBA to Advanced IRBA and thus reflects part of the effects described above.

In the standardized approach, collateral recognition is limited to eligible financial collateral, such as cash, gold bullion, certain debt securities, equities and CIUs, in many cases only with their volatility-adjusted collateral value. In its general structure, the standardized approach provides a preferred (lower) risk-weight for “claims secured by real estate property”. Given this, preferred risk-weight real estate is not considered a collateral item under the standardized approach. Further limitations must be considered with regard to eligible guarantee and credit derivative providers.

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

The table below shows the standard approach exposures, financial collateral and guarantees and credit derivatives by exposure class. The exposure classes are according to CRR/CRD 4, which are in general comparable to the exposure classes according to the Basel 2.5 framework.

Deutsche Bank	1 – Management Report	159
Financial Report 2014	Risk Report Securitization

Exposure values in the standardized approach by exposure class

	Dec 31, 2014				Dec 31, 2013
in € m.	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized

Central governments or central banks	40,445	29	431	460	49,961	2	891	893

Regional governments and local authorities	18,322	4	33	37	19,744	3	1	3

Public sector entities	10,182	1	474	475	4,180	1	587	588

Multilateral development banks	4,931	0	0	0	921	0	2	2

International organizations	2,357	0	0	0	550	0	0	0

Institutions	32,449	169	42	211	4,796	339	97	435

Corporates	16,381	4,268	20	4,288	23,763	7,985	115	8,100

Retail	8,613	385	0	385	9,656	618	0	618

Secured by mortgages on immovable property	3,956	0	0	0	5,173	11	0	11

Exposures in default	3,423	138	0	138	1,304	16	0	16

Items associated with particular high risk	161	2	0	2	0	0	0	0

Covered bonds	22	0	0	0	34	0	0	0

Claims on institutions and corporates with a short-term credit assessment	0	0	0	0	0	0	0	0

Collective investment undertakings (CIU)	25,262	0	0	0	1,920	0	0	0

Equity	2,707	0	0	0	3,023	0	0	0

Other items	419	0	0	0	17,575	0	0	0

Total	169,630	4,996	1,001	5,996	142,600	8,975	1,693	10,667

The increase in EAD is predominantly driven by the implementation of the CRR/CRD 4 framework regarding our trade exposure against central counterparties which is now reported under exposure class institutions. Defined benefit pension fund assets exposure, that had been reported under the exposure class “Other items” in 2013, is shown under the exposure class “Collective investment undertakings (CIU)”. Here the calculation at a phase-in rate of 20 % in 2014 also contributed to the exposure increase. The increase in EAD in the exposure class “Exposures in default” is primarily attributable to the adjusted default definition under the CRR/CRD 4 framework.

Securitization

The following section on Securitization, ending on page 178, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes are to provide investor clients with access to risk and returns related to specific portfolios of assets, to provide borrowing clients with access to funding and to manage our own credit risk exposure.

A participant in the securitization market can typically adopt three different roles: as originator, sponsor or investor, as defined in the Article 4 (1) (13,14) CRR. An originator is an institution which is involved, either itself or through its related entities, directly or indirectly, in the origination or purchase of the securitized exposures. In a sponsorship role, an institution establishes and manages an asset-backed commercial paper program (“ABCP”) or other securitization transaction, but has neither originated nor taken the purchased assets on its balance sheet. All other securitization positions entered into by us are assumed in the capacity as an investor. In order to achieve our business objectives we act in all three roles on the securitization markets.

Banking Book Securitizations

As an originator we use securitizations primarily as a strategy to reduce credit risk, mainly through the Credit Portfolio Strategies Group (“CPSG”). It uses, among other means, synthetic securitizations to manage the credit risk of loans and lending-related commitments of the international investment-grade portfolio, leveraged

Deutsche Bank	1 – Management Report	160
Financial Report 2014	Risk Report Securitization

portfolio, and the medium-sized German companies’ portfolio within the corporate divisions of CB&S and GTB. The credit risk is predominantly transferred to counterparties through synthetic collateralized loan obligations mainly in the form of financial guarantees and, to a lesser extent, as credit derivatives providing first loss protection.

The overall volume of credit risk transfer as originator showed an increase for CB&S. This resulted mainly from originator activities during 2014. These transactions are related to European small and medium entities (“SMEs”) and European and American assets related to large entities and institutions. The volume of credit risk transfer for PBC decreased following repayments in the underlying pool for transactions of Postbank.

On a limited basis we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009, some of which we intend to replace in 2015. These transactions do not transfer credit risk and are therefore not included in the quantitative part of this section.

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

Almost half of our securitization book in 2014 related to origination activity, predominantly through transactions for CPSG, i.e., from de-risking activity for our existing loan portfolio. The sponsor role is considered for about 8 % of our securitization exposure and for the rest we acted as investor.

During 2014 the total securitization book increased by € 3.5 billion to € 55.1 billion. The main driver was originator activity to reduce credit risk as mentioned above and currency related movements.

Overall, the securitization positions are exposed to the performance of diverse asset classes, including primarily corporate senior loans or unsecured debt, consumer debt such as auto loans or student loans, as well as residential or commercial first and second lien mortgages. We are active across the entire capital structure with an emphasis on the more senior tranches. The subset of re-securitization is predominantly backed by securitizations with corporate obligations in the underlying pools.

Primary recourse for securitization exposures lies with the underlying assets. The related risk is mitigated by credit enhancement typically in the form of overcollateralization, subordination, reserve accounts, excess interest, or other support arrangements. Additional protection features include performance triggers, financial cove-

Deutsche Bank	1 – Management Report	161
Financial Report 2014	Risk Report Securitization

nants and events of default stipulated in the legal documentation which, when breached, provide for the acceleration of repayment, rights of foreclosure and/or other remediation.

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

Securitization activities have an impact on our liquidity activity. On the one hand, we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009, as mentioned before. On the other hand, we are exposed to potential drawdown under liquidity backstop facilities supporting the Deutsche Bank-sponsored asset-backed commercial paper or other revolving commitments. This liquidity risk is monitored by our Treasury department and is included in our liquidity planning and regular stress testing.

We have identified part of the existing book of securitization transactions as “legacy book” earmarked for de-risking, which forms part of our NCOU. De-risking generally means that existing positions on our books are either partially or completely sold into the market, as far as adequate prices can be achieved. These positions also benefit from reduction through amortization, where applicable. In 2014, this legacy book experienced a net decrease by € 2.5 billion to € 5.2 billion.

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

Deutsche Bank	1 – Management Report	162
Financial Report 2014	Risk Report Securitization

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

Trading Book Securitizations

In the trading book, we act as originator, sponsor and investor. In the role of investor, our main objective is to serve as a market maker in the secondary market. The market making function consists of providing liquidity for our customers and providing two way markets (buy and sell) to generate flow trading revenues. In the role of originator, we predominately engage in short synthetic single tranche CDOs (SST-CDOs) backed by loans to corporates or SMEs. Also in our role as originator, we finance loans to be securitized, predominantly in the commercial real estate business. Trading book activities where we have the role of a sponsor excluding activities derived from multi-seller originator transactions as described above are minimal.

We hold a portfolio of asset backed securities (“ABS”) correlation trades within the NCOU portfolio that is in the process of being wound down. Other than facilitating the de-risking, no new activity is being generated. The positions are being managed and are part of Market Risk Management’s Governance Framework (described below).

Our securitization desks trade assets across all capital structures, from senior bonds with large subordination to first loss subordinate tranches, across both securitizations and re-securitizations. Our exposure to re-securitizations in the trading book as of December 31, 2014 was € 801 million, compared with € 1,025 million as of prior year end, comprised mostly of older vintage collateralized loan obligations (including a bucket of securitization) and a median rating of BBB+. The varying degrees of risk along the capital structure are reflected by the price in which the asset trades; this is because the market requires minimum loss adjusted returns on their investments. Securitization positions consist mostly of residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”) backed by first and second lien loans, collateralized loan obligations (“CLOs”) backed by corporate senior loans and unsecured debt and consumer ABS backed by secured and unsecured credit.

Similar to other fixed income and credit assets, securitized trading volume is linked to global growth and geopolitical events which affect liquidity and can lead to lower trading volumes, as observed during the crisis. Current changes to regulation and uncertainty over final implementation may lead to increased volatility and decreased liquidity/trading volumes across securitized products. Other potential risks that exist in securitized assets are prepayment, default, loss severity and servicer performance. Note that trading book assets are marked to market and the previous mentioned risks are reflected in the position’s price.

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

Deutsche Bank	1 – Management Report	163
Financial Report 2014	Risk Report Securitization

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

The Market Risk Management Governance Framework also captures issuer (credit) risk for securitization positions in the trading book. MRM’s process manages concentration risks and sets limits at the position level. The limit structure is based on asset class and rating where less liquid positions and those with lower ratings are assigned lower trading limits. Limit management reports are produced to promote position level limit compliance and to detect any potential limit breaches. When positions exceed the respective market value limits on a global basis, MRM approval is required. Further due diligence is performed on positions that require trade approval; this includes analyzing the credit performance of the security and evaluating risks of the trade. In addition collateral level stress testing and performance monitoring is incorporated into the risk management process. The process covers both securitizations and re-securitizations.

The securitization desks incorporate a combination of macro and position level hedges to mitigate credit, interest rate and certain tail risks on the entire securitization portfolio. Duration and credit sensitivities (DV01s and CS01s) are the primary risk sensitivity measures used to calculate appropriate hedges. Some of the hedging products utilized include plain vanilla interest rate swaps, US Treasury bonds and product specific liquid indices. The market risks of the hedges (both funded and unfunded) are incorporated and managed within our Market Risk Management Governance Framework as described above; and, the counterparty risks of the hedges (both funded and unfunded), which are comprised primarily of major global financial institutions, are managed and approved through a formalized risk management process performed by Credit Risk Management.

Compliance with the CRR rules, as applicable requires that pre-trade due diligence is performed on all relevant positions. It is the responsibility of the respective trading desk to perform the pre-trade due diligence and then record the appropriate data records at trade execution to indicate whether relevant due diligence items have been performed. The pre-trade due diligence items include confirmations of deal structural features, performance monitoring of the underlying portfolio, and any related retention disclosures.

The GTO – Regulatory Securitization Group then reviews trade inputs for errors or flag changes, distributes regulatory control reports and serves as the subject matter escalation contact. Upon validation of flag changes or trading desk errors, the GTO – Regulatory Securitization Group will then communicate and action the changes accordingly. Further pre-trade due diligence is performed by MRM for CRR, as applicable for relevant positions exceeding predefined limits (process as described above).

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

Deutsche Bank	1 – Management Report	164
Financial Report 2014	Risk Report Securitization

The major conduits used in 2014 for issuing commercial paper are: Aspen Funding Corp., Newport Funding Corp., Gemini Securitization Corp. and Rhein-Main Securitization Ltd.. The asset purchasing SPEs are funded by the conduits issuing notes (including variable funding notes) or entering into credit facilities. The table below presents the ABCP-related exposures as applied for regulatory calculation purposes within the securitization framework by our conduits. Associated with Moody’s downgrade of our short term rating in July 2014, the utilization of conduits as a funding source for third party securitization was de-emphasized, primarily explaining the reduction in ABCP related exposure.

ABCP Program Exposures by Major Conduits

in € m.	Dec 31,2014	Dec 31,2013

Aspen Funding Corp.	1,022	959

Newport Funding Corp.	546	582

Gemini Securitization Corp. LLC [1]	1,074	6,176
Sedona Capital Funding Corp. LLC	1	1,659
Montage Funding LLC	0	894
Saratoga Funding Corp. LLC	0	1,047

Rhein Main Securitization Ltd. [2]	1,077	3,195
RM Multi-Asset Ltd.	0	215
RM Fife Ltd.	296	922
RM AYR Ltd.	0	551
RM Sussex Ltd.	777	963
RM Chestnut Ltd.	0	543

Sword Securitization Ltd.; Scimitar Securitization Ltd.	0	338
SPAN NO 9 PT LIMITED	0	338

Total	3,720	11,250

[1]

Gemini Securitization Corp. LLC consists of direct (€ 1,073 million) and additional exposure from respective SPEs shown under the before mentioned conduit (mainly Sedona Capital Funding Corp. LLC € 1 million).

[2]

Rhein Main Securitization Ltd. consists of direct (€ 4 million) and additional exposure from respective SPEs shown under the before mentioned conduit (mainly RM Fife Ltd. € 296 million and RM Sussex Ltd. € 777 million).

We assume both on-balance sheet exposure and off-balance sheet exposure which stems from liquidity facilities granted to the SPVs or the related conduit, letters of credit, total return swaps or similar credit enhancement, interest rate and foreign exchange related derivatives and commercial papers.

As sponsor, we also assist some special purpose entities in selecting the securitized assets and structuring the tranches. This type of transactions may include multi-seller securitizations where a small portion of the securitized assets were originated by us, e.g., performing and non-performing residential and commercial mortgage loans. We may assume on-balance sheet and off-balance sheet exposure including first loss tranches or interest rate and foreign exchange related derivatives.

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

Our division Deutsche Asset & Wealth Management (Deutsche AWM) provides asset management services to undertakings for collective investments, including mutual funds and alternative investment funds, and private individuals offering access to traditional and alternative investments across all major asset classes, including securitization positions. A small portion of those positions of 3.0 % consisted of tranches in securitization transactions where Deutsche Bank acts as originator or sponsor.

Deutsche Bank	1 – Management Report	165
Financial Report 2014	Risk Report Securitization

Regulatory Securitization Framework

Article 4(1)(61) CRR defines which types of transactions and positions must be classified as securitization transactions and securitization positions for regulatory reporting.

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

The approach for the calculation of the regulatory capital requirements for banking book and trading book securitization positions is prescribed by the European Capital Requirements Regulation (“CRR”).

Calculation of Regulatory Capital Requirements for Banking Book Securitizations

The regulatory capital requirements for the credit risk of banking book securitizations are determined based on the securitization framework pursuant to Articles 242 to 270 CRR, which distinguishes between credit risk standardized approach (“CRSA”)-securitization positions and internal ratings based approach (“IRBA”)-securitization positions. The classification of securitization positions as either CRSA- or IRBA-securitization positions depends on the nature of the securitized portfolio. Basically, CRSA-securitization positions are those where the securitized portfolio predominantly includes credit risk exposures, which would qualify as CRSA-exposures under the credit risk framework if they would be held by us directly. Otherwise, if the majority of the securitized portfolio would qualify as IRBA-exposures, the securitization positions qualify as IRBA-securitization positions.

The risk weights of CRSA-securitization positions are derived from their relevant external ratings, when applicable. External ratings must satisfy certain eligibility criteria for being used in the risk weight calculation. Eligible external ratings are taken from Standard & Poor’s, Moody’s, Fitch Ratings and DBRS. If more than one eligible rating is available for a specific securitization position, the relevant external rating is determined as the second best eligible rating in accordance with the provisions set forth in Article 269 CRR. CRSA-securitization positions with no eligible external rating receive a risk weight of 1,250 % unless they qualify for the application of the Internal Assessment Approach according to Article 109(1) CRR in conjunction with Article 259(3) CRR or for the application of the risk concentration approach pursuant to Article 253 CRR which might lead to a risk weight below 1,250%.

The risk weight of IRBA-securitization positions is determined according to the following hierarchy:

—

If one or more eligible external ratings exist for the IRBA-securitization position, or if an external rating can be inferred from an eligible external rating of a benchmark securitization position, the risk weight is derived from the relevant external rating (ratings based approach).

—

Otherwise, if no eligible external rating exists or can be inferred, the risk weight of the IRBA-securitization position will generally be determined based on the supervisory formula approach pursuant to Section 262 CRR or the internal assessment approach pursuant to Article 259 (3) and (4) CRR.

—	If neither of the aforementioned approaches can be applied, the position receives a risk weight of 1,250%.

Deutsche Bank	1 – Management Report	166
Financial Report 2014	Risk Report Securitization

The ratings based approach applies to a material part of our IRBA- and CRSA-securitization positions, largely in the lower (better) risk weight bands. We use the external ratings of Standard & Poor’s, Moody’s, Fitch Ratings and DBRS. The majority of securitization positions with an eligible external or inferred external credit assessment are securitization positions held as investor. The risk concentration approach is applied to a few CRSA-securitization exposures that are small compared with the total amount of our banking book securitization exposures. The scope of application of the supervisory formula approach and of the internal assessment approach is described below.

There is no securitization position for which we have applied the special provisions for originators of securitization transactions which include an investor’s interest to be recognized by the originator pursuant to Article 256 CRR respectively Article 265 CRR.

Supervisory Formula Approach and Internal Assessment Approach

The risk weight of securitization positions subject to the supervisory formula approach (“SFA”) are determined based on a formula which takes as input the capital requirement of the securitized portfolio and the seniority of the securitization position in the waterfall, amongst others. When applying the SFA, we estimate the risk parameters PD and LGD for the assets included in the securitized portfolio, by using internally developed rating systems approved for such assets. We continue to develop new rating systems for homogenous pools of assets to be applied to assets that have not been originated by us. The rating systems are based on historical default and loss information from comparable assets. The risk parameters PD and LGD are derived on risk pool level.

Approximately 72 % of the total banking book securitization positions are subject to the SFA. This approach is predominantly used to rate positions backed by corporate loans, auto-related receivables and commercial real estates.

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

We have received approval from BaFin to apply the IAA to approximately 71 % of our ABCP conduit securitization exposure.

Asset classes subject to IAA are governed by a specific and detailed set of rules per asset class. These asset class write-ups (“ACW”) have been established by Credit Risk Management, Risk Analytics and Living Wills and the Front Office. They are reviewed and approved in a formal internal process, and subject to an at least annual review. For BaFin approved asset classes, the ACW require re-approval by the regulator in case of significant changes during the review process.

BaFin approval for IAA has been received for currently 14 different asset classes in both consumer and commercial assets. The stress factors are different per asset class and rating level; they are established based on criteria set by the “dominant” external rating agency which forms the basis of the internal qualitative and quantitative rating analysis. The stress factor multiples generally indicate how much credit enhancement is required to obtain a specific rating compared to the level of pool expected loss.

The following tables summarize (a) the stress factor multiples per rating level, or (b) key stress testing methodology for those without defined Stress Factor Multiples, based on the methodology published by the respective dominant rating agencies:

Deutsche Bank	1 – Management Report	167
Financial Report 2014	Risk Report Securitization

Stress Factor Multiples per Rating Level by dominant Rating Agencies

Asset Class	Auto Loans	CDO	Comm. Lease & Loan	Consumer Loans	Credit Cards	Trade Receivable
Dominant Rating Agency	S&P	Moody’s	S&P	S&P	S&P	S&P

AAA	3.75–5	1.95	5	4–5	3–6.6	2.5

AA	3–4	1.8–1.76	4	3–4	2.5–5	2.25

A	2–3	1.73–1.69	3	2–3	2–3.75	2

BBB	1.75–2	1.67–1.63	2	1.5–2	1.5–2.5	1.5

BB	1.5–1.75	1.5–1.2		1–1.5	1.25–1.5

Summary of Rating agency Stress Factor Methodologies without defined Stress Factor Multiples

Asset Class	Capital Calls	MBS Servicer Advances	Market Values CDO	RMBS Australia	RMBS Europe	RMBS US	Structured Settlements	Student Loans FFELP
Dominant Rating Agency	Moody’s	Moody’s	S&P	S&P	S&P	S&P	S&P	Moody’s
Comment	Methodology relies on conservative assumptions regarding debtor ratings and recovery rates; supported by conservative correlation criteria	Methodology applies rating-specific stressed recovery curves for each type of servicer advances. Cash flows are run under multiple interest rate stress scenarios	Methodology of both S&P and Moody’s is using Advance rates instead of Stress Factor Multiples, which are available on their respective websites	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Stress-testing by applying S&P default and loss assumptions per rating level on each individual loan in the pool	Generating a probability distribution of potential default rates at each rating level for the portfolio using industry-specific recovery rates. Additional stress tests regarding Largest Obligor and Largest Industry Defaults	Applying rating- level specific stresses including defined cumulative default rates, voluntary pre-payment rates, servicer reject rates and borrower benefit rates

Information based on methodology published by the respective Dominant Rating Agencies, which may be amended from time to time.

The underlying cash flow models per asset class are also subject to the regular review process described above. For securitizations in these asset classes we utilize external credit assessment institutions, namely Standard & Poor’s and Moody’s as outlined in the tables above.

Calculation of Regulatory Capital Requirements for Trading Book Securitizations

The regulatory capital requirements for the market risk of trading book securitizations are determined based on a combination of internal models and regulatory standard approaches pursuant to Article 337 CRR.

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

Deutsche Bank	1 – Management Report	168
Financial Report 2014	Risk Report Securitization

Trading book securitizations subject to MRSA treatment include various asset classes differentiated by the respective underlying collateral types:

—	Residential mortgage backed securities (“RMBS”);
—	Commercial mortgage backed securities (“CMBS”);
—	Collateralized loan obligations (“CLO”);
—	Collateralized debt obligations (“CDO”); and
—	Asset backed securities (incl. credit cards, auto loans and leases, student loans, equipment loans and leases, dealer floorplan loans, etc).

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

The following table details the total banking book outstanding exposure, i.e., the overall pool size, we have securitized in our capacity as either originator or sponsor through traditional or synthetic securitization transac-

Deutsche Bank	1 – Management Report	169
Financial Report 2014	Risk Report Securitization

tions split by exposure type. Within the originator columns the table provides information of the underlying securitized asset pool which was either originated from our balance sheet or acquired from third parties. The amounts reported are either the carrying values as reported in our consolidated financial statements for on-balance sheet exposures in synthetic securitizations or the principal notional amount for traditional securitizations and off-balance sheet exposures in synthetic transactions. Of the € 46.5 billion total outstanding securitized exposure reported as of December 31, 2014 in the table below as originator, the amount retained was € 27.0 billion reflecting an increase in both outstanding securitized as well as retained exposure which for December 31, 2013 were € 42.3 billion and € 22.7 billion respectively.

For sponsor relationships, the total outstanding exposure securitized reported in the table below represents the principal notional amount of outstanding exposures of the entities issuing the securities and other receivables. As of December 31, 2014, our retained or repurchased exposure of the € 29.3 billion total outstanding exposure securitized shown in the sponsor columns including multi-seller transactions was € 9.2 billion. The remaining exposure is held by third parties. As of December 31, 2013, our exposure with regard to the € 77.2 billion total outstanding exposure securitized resulted from sponsoring activities including multi-seller transactions amounted to € 13.0 billion. The decrease in our exposure resulted primarily from a management decision to reduce the securitization book funded through ABCP conduits. The total reported outstanding exposure securitized is derived using information received from servicer reports of the third parties with whom the conduits have relationships.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book

	Dec 31, 2014				Dec 31, 2013
	Originator		Sponsor[1]		Originator		Sponsor[1]
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	8,485	2,171	635	64	9,379	2,945	3,867	0

Commercial mortgages	9,978	0	7,525	0	9,265	0	7,980	0

Credit card receivables	0	0	1,560	0	0	0	4,118	0

Leasing	89	0	3,691	0	0	0	8,439	0

Loans to corporates or SMEs (treated as corporates)[2]	1,320	24,420	6,814	0	2,215	18,522	13,342	0

Consumer loans	0	0	6,506	0	0	0	15,185	0

Trade receivables	0	0	547	0	0	0	193	0

Covered bonds	0	0	0	0	0	0	0	0

Other liabilities	0	0	0	0	0	0	0	0

Other assets[3]	0	0	1,974	0	0	0	24,107	0

Total outstanding exposures securitized[4]	19,873	26,592	29,252	64	20,858	21,467	77,232	0

[1]

As of December 31, 2014 included under sponsor is the amount € 8.8 billion of multi-seller related securitized exposures, of which we have originated € 4.8 billion, and therefore have also included this amount under originator. For December 31, 2013 the amounts were € 11.0 billion and € 5.8 billion respectively.

[2]	SMEs are small- or medium-sized entities.
[3]	2013 amount consists mainly of securitizations supporting rental car and dealer floorplan activities.
[4]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

The table below provides the total outstanding exposure securitized in relation to securitization positions held in our regulatory trading book separately for originator and sponsor activities and further broken down into traditional and synthetic transactions. Short synthetic single tranche CDOs have been reflected as originator positions for which the synthetic pool size was determined as the maximum pool size of the position sets referencing a given synthetic pool. The total outstanding exposure securitized as shown in the table below does not reflect our risk as it includes exposures not retained by us, does not consider the different positioning in the waterfall of related positions and – most notably – does not reflect hedging other than that in identical tranches. Compared with last year, the pool of outstanding exposures securitized increased for synthetic securitizations following the consideration of certain CTP positions within the MRSA due to their ineligibility for CRM.

Deutsche Bank	1 – Management Report	170
Financial Report 2014	Risk Report Securitization

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Trading Book

	Dec 31, 2014				Dec 31, 2013
	Originator		Sponsor[1]		Originator		Sponsor[1]
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	9,227	0	9,362	0	11,026	0	5,200	0

Commercial mortgages	41,404	14,588	72,439	0	29,714	0	52,633	0

Credit card receivables	0	0	0	0	0	0	0	0

Leasing	0	0	0	0	494	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	768	104,513	1,402	0	1,998	91,965	3,720	0

Consumer loans	0	147	0	0	0	0	0	0

Trade receivables	0	0	0	0	0	0	0	0

Covered bonds	0	0	0	0	0	0	0	0

Other liabilities	0	0	0	0	0	0	0	0

Other assets	1,451	0	0	0	0	0	0	0

Total outstanding exposures securitized[3]	52,850	119,247	83,204	0	43,232	91,965	61,553	0

[1]

As of December 31, 2014 included under sponsor is the amount € 73.4 billion of multi-seller related securitized exposures, of which we have originated € 28.3 billion, and therefore have also included this amount under originator. For December 31, 2013 the amounts were € 56.5 billion and € 22.5 billion respectively.

[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”. The table includes securitized exposure as originator amounting to € 12.4 billion and as sponsor amounting to € 9.2 billion already reflected in table “Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book”.

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

Separately, the table details losses we recognized in 2014 and 2013 for retained or purchased securitization positions as originator by exposure type. The losses are those reported in the consolidated statement of income. The amounts are the actual losses in the underlying asset pool to the extent that these losses are allocated to the retained or purchased securitization positions held by us after considering any eligible credit protection. This applies to both traditional and synthetic transactions.

Impaired and Past Due Exposures Securitized and Losses Recognized by Exposure Type (Overall Pool Size) as Originator

	Dec 31, 2014	2014	Dec 31, 2013	2013
in € m.	Impaired/ past due[1]	Losses	Impaired/ past due[1]	Losses
Residential mortgages	2,406	2	3,118	40

Commercial mortgages	0	0	0	17

Credit card receivables	0	0	0	0

Leasing	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	14	13	32	17

Consumer loans	0	0	0	0

Trade receivables	0	0	0	0

Covered bonds	0	0	0	0

Other liabilities	0	0	0	0

Other assets	0	0	0	0

Total impaired and past due exposures securitized and losses recognized[3]	2,420	15	3,150	74

[1]	Includes the impaired and past due exposures in relation to the overall pool of multi-seller securitizations which could reflect more than our own originated portion.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

Deutsche Bank	1 – Management Report	171
Financial Report 2014	Risk Report Securitization

The total impaired or past due exposure securitized decreased by € 2.4 billion in 2014. The reduction was mainly attributed to the exposure types “Residential mortgages” and “Loans to corporates or SMEs”. Losses recorded by us in 2014 decreased to € 15 million compared to € 74 million in 2013.

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

Outstanding Exposures Awaiting Securitization (Exposure Amount)

	Dec 31, 2014		Dec 31, 2013
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages	0	0	0	741

Commercial mortgages	0	1,754	0	2,295

Credit card receivables	0	0	0	0

Leasing	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[1]	1,645	15	0	0

Consumer loans	0	0	0	0

Trade receivables	0	0	0	0

Covered bonds	0	0	0	0

Other liabilities	0	0	0	0

Other assets	0	0	0	0

Outstanding exposures awaiting securitization	1,645	1,770	0	3,036

[1]	SMEs are small- or medium-sized entities.

The majority of the outstanding exposures awaiting securitization were “Commercial mortgages”, in the trading book and “Loans to corporates or SMEs (treated as corporates)” in the banking book.

Securitization Positions Retained or Purchased

The table below shows the amount of the securitization positions retained or purchased in the banking book. The reported amounts are based on the regulatory exposure values prior to the application of credit risk mitigation. The securitization positions in the regulatory trading book were reported based on the exposure definition in Articles 327 to 332 CRR which states that identical or closely matched securities and derivatives are offset to a net position. The capital requirements for securitization positions both – regulatory banking and regulatory trading book – are additionally reported by the underlying exposure type.

Deutsche Bank	1 – Management Report	172
Financial Report 2014	Risk Report Securitization

Securitization Positions Retained or Purchased by Exposure Type

	Dec 31, 2014
	Banking Book					Trading Book
in € m.	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital require- ments	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital require- ments
Residential mortgages	3,048	1,532	4,581	113	239	3,020	20	3,040	537	625

Commercial mortgages	1,854	882	2,736	158	169	1,682	2,573	4,256	287	399

Credit card receivables	0	970	970	0	7	63	16	78	6	10

Leasing	2,582	1,439	4,021	5	77	10	0	10	0	1

Loans to corporates or SMEs (treated as corporates)[1]	27,622	3,269	30,891	42	343	1,443	3,715	5,158	231	359

Consumer loans	6,423	2,031	8,454	7	193	345	0	345	66	70

Trade receivables	0	0	0	0	0	16	0	16	0	0

Covered bonds	0	0	0	0	0	0	0	0	0	0

Other liabilities	0	0	0	0	0	0	0	0	0	0

Other assets	3,083	338	3,421	99	131	665	8	673	182	218

Total securitization positions retained or purchased[2]	44,612	10,461	55,074	424	1,159	7,243	6,332	13,576	1,309	1,682

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to MRSA”.

Deutsche Bank	1 – Management Report	173
Financial Report 2014	Risk Report Securitization

	Dec 31, 2013
	Banking Book					Trading Book
in € m.	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital require- ments	On- balance securi- tization positions	Off- balance, derivative and SFT securi- tization positions	Regulatory exposure value	thereof 1,250 % risk weighted	Capital require- ments
Residential mortgages	4,794	3,334	8,128	1,048	280	2,406	44	2,450	477	546

Commercial mortgages	806	599	1,404	406	192	1,978	3,090	5,068	377	565

Credit card receivables	0	1,520	1,520	0	12	91	0	91	0	5

Leasing	1,749	722	2,471	0	31	17	0	17	0	1

Loans to corporates or SMEs (treated as corporates)[1]	19,598	4,644	24,241	143	320	1,338	4,087	5,424	312	423

Consumer loans	2,142	2,724	4,866	15	108	370	0	370	44	55

Trade receivables	0	158	158	0	1	1	0	1	0	0

Covered bonds	0	0	0	0	0	0	0	0	0	0

Other liabilities	0	0	0	0	0	0	0	0	0	0

Other assets	5,029	3,933	8,962	176	186	1,258	135	1,393	275	363

Total securitization positions retained or purchased[2]	34,117	17,634	51,751	1,789	1,130	7,458	7,356	14,814	1,485	1,958

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

Total retained or purchased securitization positions in the banking book increased throughout the year 2014, driven by our originator activities for the exposure type “Loans to corporate or SMEs”, new exposure for the exposure type “Commercial mortgages” and foreign exchange related movements. Decrease for the exposure type “Residential mortgages” is mainly driven by termination/repayments of deals and a new exposure definition according to Article 246 (1) CRR. Within the trading book, the securitization exposure decreased by € 1.2 billion or 8 % mainly for the exposure type “Commercial mortgages” and “Other assets” partially offset by an increase from the exposure type “Residential mortgages”.

Securitization Positions Retained or Purchased by Region (Exposure Amount)

	Dec 31, 2014		Dec 31, 2013
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Europe	19,024	3,531	22,017	3,371

Americas	32,888	8,485	26,837	9,680

Asia/Pacific	3,004	1,456	2,849	1,355

Other	157	104	49	408

Total securitization positions retained or purchased[1]	55,074	13,576	51,751	14,814

[1]

For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band” and table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

The amounts shown in the table above are based on the country of domicile of the obligors of the exposures securitized. Increase in exposures in the banking book for the region “Americas” resulted from our originator activities and foreign exchange related movements, whereby in this region an exposure decrease in the trading book is observed.

Deutsche Bank	1 – Management Report	174
Financial Report 2014	Risk Report Securitization

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band

	Dec 31, 2014			Dec 31, 2013
in € m.	Exposure amount	Capital requirements IRBA [1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA [1]	Capital requirements standardized approach
≤ 10%	44,968	246	0	36,301	192	0

> 10 ≤ 20%	4,170	37	9	5,759	50	12

> 20 ≤ 50%	2,427	97	1	4,895	171	9

> 50 ≤ 100%	2,313	124	53	2,385	77	74

> 100 ≤ 350%	313	40	3	283	29	1

> 350 ≤ 650%	160	51	0	247	75	0

> 650 < 1,250%	299	202	0	91	33	0

1,250%/Deduction [2]	424	266	29	1,789	349	58

Total securitization positions retained or purchased	55,074	1,064	95	51,751	976	154

[1]

After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013. Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

[2]	Deduction from capital no longer applied from 2014 onwards.

Exposure subject to the ≤ 10 % bucket increased to € 45.0 billion mainly driven by new originator activities whereas exposure subject to the 1,250 % bucket decreased to € 424 million following the new exposure definition according to Article 246 (1) CRR. Although the overall banking book exposure increased by 6 % to € 55.1 billion, the capital requirements only increased by 3 % to € 1.2 billion.

The largest portion for IRBA eligible banking book securitization exposures are treated according to the Supervisory Formula Approach (“SFA”). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach (“IAA”) predominantly for our ABCP sponsor activity or the Ratings Based Approach (“RBA”).

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Dec 31, 2014				Dec 31, 2013
	Exposure amount		Capital requirements, IRBA-RBA [1]		Exposure amount		Capital requirements, IRBA-RBA [1]
in € m.	Securi- tization	Re- Securitization	Securi- tization[2]	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization[2]	Re- Securitization
≤ 10%	5,295	0	33	0	6,449	0	35	0

> 10 ≤ 20%	2,056	0	21	0	1,463	0	14	0

> 20 ≤ 50%	854	1,064	50	34	1,378	1,564	85	44

> 50 ≤ 100%	1,487	29	120	1	1,020	0	63	0

> 100 ≤ 350%	78	7	7	1	59	108	2	11

> 350 ≤ 650%	58	0	19	0	235	0	71	0

> 650 < 1,250%	154	16	85	9	13	64	7	12

1,250%/Deduction [3]	342	46	244	19	662	152	253	22

Total securitization positions retained or purchased	10,324	1,162	579	64	11,279	1,889	531	89

[1]	After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013.
[2]	Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.
[3]	Deduction from capital no longer applied from 2014 onwards.

Exposures subject to the IRBA-RBA decreased for securitization by € 1.0 billion mainly driven by exposure reduction of synthetic Postbank securitizations. Re-securitizations exposure instead was decreased by € 0.7 billion following a commitment reduction for one significant transaction.

Deutsche Bank	1 – Management Report	175
Financial Report 2014	Risk Report Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Dec 31, 2014				Dec 31, 2013
	Exposure amount		Capital requirements, IRBA-IAA [1]		Exposure amount		Capital requirements, IRBA-IAA [1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	996	0	7	0	4,670	0	29	0

> 10 ≤ 20%	1,160	0	11	0	3,319	0	33	0

> 20 ≤ 50%	245	33	5	1	1,283	351	28	11

> 50 ≤ 100%	47	0	3	0	210	5	12	0

> 100 ≤ 350%	166	0	28	0	0	33	0	4

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%/Deduction [2]	0	0	0	0	0	0	0	0

Total securitization positions retained or purchased	2,614	33	53	1	9,482	389	102	16

[1]	After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013.
[2]	Deduction from capital no longer applied from 2014 onwards.

The exposure reduction subject to the IRBA-Internal Assessment Approach (IAA) resulted primarily from a management decision to reduce the securitization book funded through ABCP conduits. The overall exposure decreased by 73 % to € 2.6 billion in 2014, which for December 31, 2013 was € 9.9 billion.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formula Approach (SFA)

	Dec 31, 2014				Dec 31, 2013
	Exposure amount		Capital requirements, IRBA-SFA [1]		Exposure amount		Capital requirements, IRBA-SFA [1]
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	38,676	0	206	0	25,182	0	128	0

> 10 ≤ 20%	317	49	3	1	172	0	2	0

> 20 ≤ 50%	217	0	7	0	81	0	2	0

> 50 ≤ 100%	5	0	0	0	32	0	2	0

> 100 ≤ 350%	36	0	5	0	74	0	12	0

> 350 ≤ 650%	102	0	32	0	13	0	4	0

> 650 < 1,250%	129	0	108	0	14	0	14	0

1,250%/Deduction [2]	7	0	3	0	917	0	74	0

Total securitization positions retained or purchased	39,487	49	365	1	26,485	0	239	0

[1]	After considering value adjustments according to Article 266 (1,2) CRR for 2014 and Sections 253 (3) and 268 (2) SolvV for 2013.
[2]	Deduction from capital no longer applied from 2014 onwards.

Banking Book exposure subject to the IRBA-Supervisory Formula Approach (SFA) overall increased to € 39.5 billion in 2014. This increase is mainly driven by Originator activities and securitization positions which funding source changed from ABCP conduits formerly calculated under the IRBA-Internal Assessment Approach (IAA).

The Credit Risk Standardized Approach (“CRSA”) is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

Deutsche Bank	1 – Management Report	176
Financial Report 2014	Risk Report Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Dec 31, 2014				Dec 31, 2013
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	0	0	0	0	0	0	0	0

> 10 ≤ 20%	588	0	9	0	802	3	12	0

> 20 ≤ 50%	14	0	1	0	238	0	9	0

> 50 ≤ 100%	745	0	53	0	1,119	0	74	0

> 100 ≤ 350%	27	0	3	0	9	0	1	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%/Deduction [1]	23	6	23	6	16	41	16	41

Total securitization positions retained or purchased	1,398	6	89	6	2,184	44	113	41

[1]	Deduction from capital no longer applied from 2014 onwards.

Exposure subject to CRSA decreased by € 824 million, mainly driven by an exposure reduction of Postbank.

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

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach (“MRSA”)

	Dec 31, 2014				Dec 31, 2013
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA
in € m.	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization	Securi- tization	Re- Securitization
≤ 10%	4,540	0	26	0	5,254	0	30	0

> 10 ≤ 20%	4,568	0	51	0	4,677	0	52	0

> 20 ≤ 50%	1,289	249	29	8	1,095	338	32	10

> 50 ≤ 100%	582	100	35	6	674	141	42	10

> 100 ≤ 350%	533	96	73	14	558	132	88	20

> 350 ≤ 650%	174	36	63	13	237	100	77	44

> 650 < 1,250%	81	18	45	11	118	6	65	3

1,250%/Deduction [1]	1,008	302	1,008	302	1,177	308	1,177	308

Total securitization positions retained or purchased	12,774	801	1,329	353	13,790	1,025	1,563	395

[1]	Deduction from capital no longer applied from 2014 onwards.

On a year to year comparison the trading book securitization positions decreased mainly in the risk weight category ≤ 10 % with limited capital requirement effect and in the category 1,250 % which resulted in a decreased capital usage of € 169 million.

Re-securitization Positions

Trading book re-securitization exposure is reduced by 39 % as a result of hedging being recognized according to Articles 327-332 CRR.

Deutsche Bank	1 – Management Report	177
Financial Report 2014	Risk Report Securitization

Re-Securitization Positions Retained or Purchased (Exposure Amount)

	Dec 31, 2014				Dec 31, 2013
	Banking Book		Trading Book		Banking Book		Trading Book
in € m.	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances
Re-Securitization Positions	1,250	1,250	1,313	801	2,322	2,320	3,190	1,025

Risk mitigation in the form of financial guarantees has not been applied to our re-securitization positions in neither the banking nor the trading book.

Securitization Activities

The 2014 year-end amounts in the tables below show an increase of our securitization sponsor activity compared with 2013. An increase as of year-end 2014 of our securitization originator activity predominately concerned the exposure type “Loans to corporates or SMEs” dominated by the synthetic transactions executed by the Credit Portfolio Strategies Group (CPSG). The increase in “Commercial mortgages” is driven by new traditional transactions mainly based on assets from the Americas.

Securitization Activity – Total Outstanding Exposures Securitized (i.e., the underlying pools) by Exposure Type within the Banking Book

	Originator			Sponsor
	Dec 31, 2014		2014	Dec 31, 2014

in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	0	0

Commercial mortgages	1,279	0	23	0	0

Credit card receivables	0	0	0	0	0

Leasing	89	0	0	43	0

Loans to corporates or SMEs (treated as corporates)[1]	0	7,594	0	689	0

Consumer loans	0	0	0	0	0

Trade receivables	0	0	0	547	0

Covered Bonds	0	0	0	0	0

Other liabilities	0	0	0	0	0

Other assets	0	0	0	0	0

Total Outstanding Exposures Securitized[2]	1,368	7,594	23	1,279	0

[1]	SMEs are small- or medium-sized entities.
[2]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

	Originator			Sponsor[1]
	Dec 31, 2013		2013	Dec 31, 2013

in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	0	0	0	1,551	0

Commercial mortgages	2,328	0	52	2,880	0

Credit card receivables	0	0	0	2,455	0

Leasing	0	0	0	4,036	0

Loans to corporates or SMEs (treated as corporates)[2]	0	10,069	0	2,405	0

Consumer loans	0	0	0	3,532	0

Trade receivables	0	0	0	193	0

Covered Bonds	0	0	0	0	0

Other liabilities	0	0	0	0	0

Other assets	0	0	0	5,211	0

Total Outstanding Exposures Securitized[3]	2,328	10,069	52	22,263	0

[1]	Included under sponsor is the amount € 2.8 billion exposures securitized, of which we originated € 1.5 billion, also included under originator.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table “Banking Book Securitization Positions Retained or Purchased by Risk Weight Band”.

Deutsche Bank	1 – Management Report	178
Financial Report 2014	Risk Report Securitization

The higher exposure originated via traditional securitizations in 2014 compared to 2013 is mainly driven by increased market activity within CMBS securitizations resulting from a general market recovery in this segment. Following our de-risking strategy, no new synthetic transactions have been entered into within the trading book.

Securitization Activity – Total Outstanding Exposures Securitized by Exposure Type within the Trading Book

	Originator			Sponsor[1]
	Dec 31, 2014		2014	Dec 31, 2014
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	725	0	0	3,553	0

Commercial mortgages	12,179	0	174	20,049	0

Credit card receivables	0	0	0	0	0

Leasing	0	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	0	0	0	0	0

Consumer loans	0	0	0	0	0

Trade receivables	0	0	0	0	0

Covered Bonds	0	0	0	0	0

Other liabilities	0	0	0	0	0

Other assets	1,451	0	0	0	0

Total Outstanding Exposures Securitized[3]	14,354	0	174	23,601	0

[1]	Included under sponsor is the amount € 19.3 billion exposures securitized, of which we originated € 7.4 billion, also included under originator.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

	Originator			Sponsor[1]
	Dec 31, 2013		2013	Dec 31, 2013
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	508	0	0	2,989	0

Commercial mortgages	7,162	0	173	12,475	0

Credit card receivables	0	0	0	0	0

Leasing	0	0	0	0	0

Loans to corporates or SMEs (treated as corporates)[2]	20	584	0	0	0

Consumer loans	0	0	0	0	0

Trade receivables	0	0	0	0	0

Covered Bonds	0	0	0	0	0

Other liabilities	0	0	0	0	0

Other assets	0	0	0	0	0

Total Outstanding Exposures Securitized[3]	7,690	584	173	15,464	0

[1]	Included under sponsor is the amount € 12.5 billion exposures securitized, of which we originated € 5.3 billion, also included under originator.
[2]	SMEs are small- or medium-sized entities.
[3]

For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table “Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA”.

Deutsche Bank	1 – Management Report	179
Financial Report 2014	Risk Report Trading Market Risk

Trading Market Risk

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

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

Market Risk Management Framework

Market Risk Management governance is designed and established to promote oversight of all market risks, including trading market risk, traded default risk and nontrading market risk, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk and supports management and mitigation. Market risk managers identify market risks through active portfolio analysis and engagement with the business areas.

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

Deutsche Bank	1 – Management Report	180
Financial Report 2014	Risk Report Trading Market Risk

For information on the regulatory capital requirements and RWA for trading market risk including a presentation by approach and risk type please see the section “Regulatory Capital Requirements”.

Market Risk Monitoring

Our primary mechanism to manage trading market risk is the application of our limit framework. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing (extreme) limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our Corporate Divisions and individual business units within CB&S (i.e., Fixed Income and Currencies, Structured Finance, Equities, etc.) based on anticipated business plans and risk appetite. Within the individual business units, the business heads establish business limits, by allocating the limit down to individual portfolios or geographical regions.

In practice, Market Risk Management sets key limits, which tend to be global in nature, to capture an exposure to a particular risk factor. Business limits are specific to various factors, including a particular geographical region or specific portfolio.

Value-at-risk, economic capital and Portfolio Stress Testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, business-level stress testing and event risk scenarios.

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

—

Hedging: Hedging involves taking positions in related financial assets and includes derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged. For further details with regard to hedge accounting please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

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

Market Risk Measurement

Value-at-Risk (VaR) at Deutsche Bank Group (excluding Postbank)

VaR is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Deutsche Bank	1 – Management Report	181
Financial Report 2014	Risk Report Trading Market Risk

Our value-at-risk for the trading businesses is based on our own internal model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been continually refined and approval has been maintained.

We calculate VaR using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported VaR. For regulatory purposes, which include the calculation of our capital requirements and risk-weighted assets, the holding period is ten days.

We use one year of historical market data as input to calculate VaR. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal, lognormal, or non-normal (t, skew-t, Skew-Normal). To determine our aggregated VaR, we use observed correlations between the risk factors during this one year period.

Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, funding spreads, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the VaR calculation.

For each business unit a separate VaR is calculated for each risk type, e.g. interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. For each risk type this is achieved by assigning the sensitivities to the relevant risk type and then simulating changes in the associated risk drivers. “Diversification effect” reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and full revaluation approach on a fixed price-implied volatility grid.

The VaR measure enables us to apply a consistent measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using VaR estimates a number of considerations should be taken into account. These include:

—

The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This “backward-looking” limitation can cause VaR to understate risk (as in 2008), but can also cause it to be overstated.

—

Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.

—	VaR does not indicate the potential loss beyond the 99th quantile.
—	Intra-day risk is not captured.
—	There may be risks in the trading book that are partially or not captured by the VaR model.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assess-

Deutsche Bank	1 – Management Report	182
Financial Report 2014	Risk Report Trading Market Risk

ment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks not in value-at-risk are monitored and assessed on a regular basis.

During 2014 the value-at-risk calculation was further refined. In particular, in adherence to a new regulatory standard published by the European Banking Authority for CVA-RWA calculations, the granularity of market data benchmarks was increased.

Regulatory Backtesting of Trading Market Risk

We continually analyze potential weaknesses of our value-at-risk model using statistical techniques, such as backtesting, and also rely on risk management experience.

Backtesting is a procedure we use in accordance with German regulatory requirements to verify the predictive power of our value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (‘daily buy-and hold income’). Under this assumption we estimate the P&L impact that would have resulted on a portfolio for a trading day valued with current market prices and parameters assuming it had been left untouched for that day and compare it with the estimates from the value-at-risk model from the preceding day. Our calculation of hypothetical daily profits and losses (buy & hold income) excludes gains and losses from intraday trading, fees and commissions, carry (including net interest margins), reserves and other miscellaneous revenues. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk from the preceding day. On average, we would expect a 99 % confidence level to give rise to two to three outliers representing 1 % of approximately 260 trading days in any one year. We analyze and document underlying reasons for outliers and classify them either as due to market movements, risks not included in our value-at-risk model, model or process shortcomings. We use the results for further enhancement of our value-at-risk methodology. Formal communications explaining the reasons behind any outlier on Group level are provided to the BaFin and the ECB.

In addition to the standard backtesting analysis at the value-at-risk quantile, the value-at-risk model performance is further verified by analyzing the distributional fit across the whole of the distribution (full distribution backtesting). Regular backtesting is also undertaken on hypothetical portfolios to test value-at-risk performance of particular products and their hedges.

The Global Backtesting Committee, with participation from Market Risk Management, Market Risk Analysis, Risk Analytics & Living Wills, and Finance, meets on a regular basis to review backtesting results as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which allows us to improve and adjust the risk estimation process accordingly.

An independent model validation team reviews all quantitative aspects of our value-at-risk model on a regular basis. The review covers, but is not limited to, the appropriateness of distribution assumptions of risk factors, recalibration approaches for risk parameters, and model assumptions. Validation results and remediation measures are presented to senior management and are tracked to promote adherence to deadlines.

Holistic Validation process

The Holistic Validation (HV) process provides a comprehensive assessment of the value-at-risk model and framework across five control areas: Limits, Backtesting, Process, Model Validation, and Risks-not-in-VaR. HV runs on a quarterly basis and provides a detailed report for each of the control areas (HV Control Packs) as well as an HV Dashboard indicating the health of each control area. In addition the Quarterly Business Line Review (QBLR) provides an overview of the business line trading strategy and the corresponding risk return profile. The associated formal quarterly HV governance framework is as follows:

—

Level 1: A series of asset-class level HV Control Pack Review meetings (chaired by the respective Market Risk Management Asset Class Head), at which the HV Control Pack is reviewed and the HV Dashboard status is agreed

Deutsche Bank	1 – Management Report	183
Financial Report 2014	Risk Report Trading Market Risk

—	Level 2: The HV Governance Committee (chaired by the Global Head of Market Risk Management), at which the QBLRs are presented and the overall HV Dashboard is agreed
—

Level 3: Top-level HV governance is achieved via a series of senior management briefings including to the Capital and Risk Committee, the Management Board and the Supervisory Board. The briefings provide an executive summary of the quality and control of value-at-risk across the business, an overview of the CB&S business trading strategy and the corresponding risk management strategy.

In 2014, our value-at-risk and stressed value-at-risk multipliers remained at four versus the regulatory floor of three.

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

Besides these market-risk specific stress tests, Market Risk Management participates in the Group-wide stress test process, where macro-economic scenarios are defined by dbResearch and each risk department translates that same scenario to the relevant shocks required to apply to their portfolio. This includes credit, market and operational risks. Results are reviewed by the Stress Testing Oversight Committee.

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

—	Stressed value-at-risk: calculates a stressed value-at-risk measure based on a continuous one year period of significant market stress.
—	Incremental Risk Charge: captures default and credit migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.

Deutsche Bank	1 – Management Report	184
Financial Report 2014	Risk Report Trading Market Risk

—	Comprehensive Risk Measure: captures incremental risk for the correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements.
—	Market Risk Standardized Approach: calculates regulatory capital for securitizations and nth-to-default credit derivatives.

Stressed value-at-risk, incremental risk charge and the comprehensive risk measure are calculated for all relevant portfolios. The results from the models are used in the ongoing risk management of the bank, as well as for defining regulatory capital.

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

The contributory incremental risk charge of individual positions, which is calculated by expected shortfall allocation, provides the basis for identifying risk concentrations in the portfolio.

Liquidity horizons are conservatively set to the time required to sell a position or to hedge all material relevant price risks in a stressed market. Liquidity horizons are specified at product level and reflect our actual practice and experience during periods of systematic and idiosyncratic stresses. We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Market risk managers who specialize in each product type determine liquidity horizons, with a liquidity horizon floor of three-months. Liquidity horizons are regularly reviewed so that the act of selling or hedging, in itself, would not materially affect the price. As at year-end 2014, for regulatory RWA calculation all liquidity horizons have been conservatively set to 12 months while we review the selection methodology. Default and rating migration probabilities are defined by rating migration matrices which are calibrated on historical external rating data. Taking into account the trade-off between granularity of matrices and their stability we apply a global corporate matrix and a sovereign matrix comprising the seven main rating bands. Accordingly, issue or issuer ratings from the rating agencies Moody’s, S&P and Fitch are assigned to each position.

Deutsche Bank	1 – Management Report	185
Financial Report 2014	Risk Report Trading Market Risk

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

Direct validation of the incremental risk charge through back-testing methods is not possible. The charge is subject to validation principles such as the evaluation of conceptual soundness, ongoing monitoring, process verification and benchmarking and outcome analysis. The validation of the incremental risk charge methodology is embedded in the validation process for our credit portfolio model, with particular focus on the incremental risk charge specific aspects. Model validation relies more on indirect methods including stress tests and sensitivity analyses. Relevant parameters are included in the annual validation cycle established in the current regulatory framework. The incremental risk charge is part of the quarterly group-wide stress test using the stress testing functionality within our credit engine. Stressed incremental risk charge figures are reported on group level and submitted to the Stress Test Working Group (STWG) and the Portfolio Risk Committee (PRC).

Comprehensive Risk Measure

The comprehensive risk measure for the correlation trading portfolio is based on our own internal model. We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of one year. Our model is applied to the eligible correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and commonly traded index- and single-name credit default swaps. Re-securitizations or products which reference retail claims or real estate exposures are not eligible. Furthermore, trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

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

The market and position data are collected from front office systems and are subject to quality control. The comprehensive risk measure figures are closely monitored and play a significant role in the management of the correlation trading portfolio. We use three years of historical market data to estimate the risk drivers to the comprehensive risk measure.

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

Deutsche Bank	1 – Management Report	186
Financial Report 2014	Risk Report Trading Market Risk

stress tests have been defined on the correlation trading portfolio where the shock sizes link into historical distressed market conditions.

Model validation is performed by an independent team and reviews, but is not limited to, the above mentioned backtesting, the models which generate risk factors, appropriateness and completeness of risk factors, the Monte Carlo Simulation stability, and performs sensitivity analyses.

For regulatory reporting purposes, the comprehensive risk measure represents the higher of the internal model spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardised approach securitization framework.

Market Risk Standardized Approach

Market Risk Management monitors exposures and addresses risk issues and concentrations for certain exposures under the specific Market Risk Standardized Approach (“MRSA”). We use the MRSA to determine the regulatory capital charge for the interest rate risk of nth-to-default credit default swaps and for the correlation trading portfolio securitization positions which are not eligible for the comprehensive risk measure. For these positions we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 percent to the exposure.

We also use the MRSA to determine the regulatory capital charge for longevity risk as set out in CRR/CRD 4 regulations. Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk.

Furthermore, certain types of investment funds require a capital charge under the MRSA. For risk management purposes, these positions are also included in our internal reporting framework.

Validation of Front Office models

An independent team validates front office models that are used for official pricing and risk management of trading positions. The key objectives of model validation are to:

—

Assess and validate the logical and conceptual soundness (model design and construction) of models in line with their design objectives and purpose (for front office models this would be valuation and risk sensitivities);

—	Assess appropriateness and accuracy of implementation methodology; and
—	Assess the appropriateness of the model for the intended products to be priced and risk managed, identifying potential limitations and conditions for use.

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

Sub limits are allocated by the Postbank Market Risk Committee to the individual operating business units. Deutsche Bank is represented by a senior member of Market Risk Management on the Postbank Market Risk Committee. The market risk economic capital limits allocated to specific business activities define the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

Deutsche Bank	1 – Management Report	187
Financial Report 2014	Risk Report Trading Market Risk

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

Economic Capital for Market Risk

Economic capital for market risk measures the amount of capital needed to absorb very severe, unexpected losses arising from our exposures over the period of one year. “Very severe” in this context means that the underlying economic capital is set at a level which covers, with a probability of 99.98 % all unexpected losses over a one year time horizon.

Our economic capital model comprises two core components, the “Common Risk” component covering risk drivers across all businesses and the suite of Business Specific Stress Tests (BSSTs) which enriches the Common Risk component. Both components are calibrated to historically observed severe market shocks.

The Common Risk component of the traded market risk economic capital model is based on an enhanced version of our regulatory stressed value-at-risk approach. Hence the economic capital model benefits from the value-at-risk model taking into account the longer liquidity horizons.

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

Economic capital for traded default risk represents an estimate of the default and migration risks of credit products at a 99.98 % confidence level, taking into account the liquidity horizons of the respective sub-portfolios. It covers the following positions:

—	Fair value assets in the banking book;
—	Unsecuritized credit products in the trading book excluding correlation trading portfolio;
—	Securitized products in the trading book excluding correlation trading portfolio and
—	Correlation trading portfolio.

Deutsche Bank	1 – Management Report	188
Financial Report 2014	Risk Report Trading Market Risk

The traded default risk economic capital for the correlation trading portfolio is calculated using the comprehensive risk measure. For all other positions the calculation of traded default risk economic capital is based on our credit portfolio model. Traded default risk captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. Single name concentration risk limits are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate (RR), and bond equivalent Market Value (MV), i.e. default exposure at 0 % recovery. In addition, a traded default risk economic capital limit is set within the Market Risk economic capital framework while the incremental risk charge monitors the regulatory capital requirements associated with these positions. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. Exposures, recovery rates and default probabilities are derived from market information and external ratings for the trading book and internal assessments for the banking book as for credit risk economic capital. Rating migrations are governed by migration matrices, which are obtained from historical rating time series from rating agencies and internal observations. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Validation of the market risk economic capital model is performed by an independent team. The regular review covers, but is not limited to, the appropriateness of risk factors, the calibration techniques, the parameter settings, and model assumptions.

Allocation of Positions to the Regulatory Trading book

For European regulatory purposes all our positions must be assigned to either the trading book or the banking book. This classification of a position impacts its regulatory treatment, in particular the calculation of the regulatory capital charges for the position. We laid down the criteria for the allocation of positions to either the trading book or banking book in internal policy documents, which were based on the respective requirements applicable to the Group contained in Articles 102 to 106 of the CRR.

A central function in Finance is responsible for the policy guidance and is the centre of competence with regard to questions concerning its application. The Finance functions for the individual business areas are responsible for the classification of positions in line with the policy requirements.

We include positions in the trading book that are financial instruments or commodities which are held with trading intent or which are held for the purpose of hedging other trading book positions.

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

Deutsche Bank	1 – Management Report	189
Financial Report 2014	Risk Report Trading Market Risk

Balance Sheet and Trading Book Assets and Liabilities

The tables below present trading or banking book splits for assets and liabilities of our balance sheet from a regulatory point of view.

Regulatory Trading Book Assets and Liabilities as part of the Balance Sheet

	Dec 31, 2014			Dec 31, 2013
in € m.	Balance Sheet	Trading Book	Banking Book[1]	Balance Sheet	Trading Book	Banking Book[1]

Assets

Cash and due from banks	20,055	198	19,857	17,155	91	17,063

Interest earning deposits with banks	63,518	1,202	62,316	77,984	4,391	73,593

Central banks funds sold and securities purchased under resale agreements[2]	17,796	3,888	13,908	27,363	5,784	21,578

Securities borrowed	25,834	25,730	103	20,870	20,712	157

Financial assets at fair value through profit or loss	942,924	891,945	50,979	899,257	843,374	55,883
Trading Assets[3]	195,681	176,591	19,090	210,070	187,939	22,131
Positive market values from derivative financial instruments	629,958	625,595	4,363	504,590	499,279	5,311
Financial assets designated at fair value through profit or loss	117,285	89,759	27,527	184,597	156,155	28,441

Financial assets available for sale	64,297	110	64,187	48,326	600	47,725

Equity method investments	4,143	3	4,140	3,581	8	3,573

Loans	405,612	10,593	395,019	376,582	1,617	374,964

Property and equipment	2,909	0	2,909	4,420	0	4,420

Goodwill and other intangible assets	14,951	0	14,951	13,932	0	13,932

Other assets[4]	137,980	34,516	103,464	112,539	34,995	77,545

Assets for current tax	1,819	0	1,819	2,322	0	2,322

Deferred tax assets	6,865	0	6,865	7,071	0	7,071

Total Assets	1,708,703	968,185	740,519	1,611,400	911,574	699,826

[1]	Includes exposure in relation to non regulatory consolidated entities.
[2]	Includes as of December 31, 2014 and as of December 31, 2013 only securities purchased under resale agreements.
[3]

The regulatory banking book primarily includes debt securities as part of our liquidity portfolio as well as traded loans which do not fulfill the criteria for being allocated to the regulatory trading book.

[4]	Regulatory trading book positions mainly include brokerage receivables and derivatives qualifying for hedge accounting.

	Dec 31, 2014			Dec 31, 2013
in € m.	Balance Sheet	Trading Book	Banking Book	Balance Sheet	Trading Book	Banking Book

Financial liabilities at fair value through profit or loss	697,699	694,526	3,174	637,404	631,182	6,222
Trading liabilities	41,843	41,602	241	55,804	55,604	200
Negative market values from derivative financial instruments	610,202	607,376	2,826	483,428	478,005	5,423
Financial liabilities designated at fair value through profit or loss	37,131	37,024	107	90,104	89,505	599
Investment contract liabilities	8,523	8,523	0	8,067	8,067	0

Remaining Liabilities	937,782	62,328	875,454	919,030	65,733	853,298

Total Liabilities	1,635,481	756,854	878,628	1,556,434	696,914	859,520

The vast majority of our trading book assets on our balance sheet are financial assets at fair value through profit or loss. The total increase in balance sheet assets of € 97 billion compared to year-end 2013 is mainly driven by an increase in positive market values from derivative financial instruments as already discussed in other sections of this report. Another driver is the increase in trading book loans of € 9 billion. This increase is driven by collateral restructuring related to ETF business within CB&S.

Within liabilities the vast majority of our trading book is comprised of financial liabilities at fair value through profit or loss. The total increase in balance sheet liabilities of € 79 billion compared to year-end 2013 is mainly driven by an increase in negative market values from derivative financial instruments as already discussed in other sections of this report.

Deutsche Bank	1 – Management Report	190
Financial Report 2014	Risk Report Trading Market Risk

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

Value-at-Risk of our Trading Units by Risk Type
in € m.	Dec 31, 2014	Dec 31, 2013

Interest rate risk	18.1	27.2

Credit spread risk	29.6	37.9

Equity price risk	15.5	20.2

Foreign exchange risk[1]	20.5	12.4

Commodity price risk	1.3	7.8

Diversification effect	(36.0)	(57.7)

Total value-at-risk	49.0	47.9

[1] Includes value-at-risk from gold and other precious metal positions.

Value-at-Risk of our Trading Units in the Reporting Period
	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average	51.6	53.6	(34.9)	(50.0)	25.1	26.5	31.2	41.6	14.8	13.4	13.2	13.8	2.2	8.3

Maximum	71.4	69.0	(61.9)	(62.1)	42.8	36.6	38.9	48.0	24.6	23.9	21.2	27.8	10.2	12.8

Minimum	35.4	43.0	(24.4)	(38.5)	15.7	18.7	25.9	34.9	9.9	8.8	6.9	5.8	0.7	5.5

[1] Includes value-at-risk from gold and other precious metal positions.

The average value-at-risk over 2014 was € 51.6 million, which is a decrease of € 2.0 million compared with the full year 2013. There have been notable reductions in the average value-at-risk across credit spread, mainly coming from a reduction in name specific risk and commodity risk due to the winding down of the commodities business. Overall there has been less benefit from diversification following changes in the composition of the

Deutsche Bank	1 – Management Report	191
Financial Report 2014	Risk Report Trading Market Risk

portfolio. The value-at-risk has moved over a wider range during 2014 compared with 2013 particularly towards the later part of the year. In October 2014 the value-at-risk reached a high for the year of € 71.4 million quickly followed by a low of € 35.4 million in November following an effort to de-risk the portfolio due to heightened volatility in the markets.

Regulatory Trading Market Risk Measures (excluding Postbank)

The tables below present the stressed value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis

Stressed Value-at-Risk by Risk Type

in € m.	Dec 31, 2014	Dec 31, 2013
Interest rate risk	52.3	53.0

Credit spread risk	140.8	114.4

Equity price risk	18.8	27.5

Foreign exchange risk [1]	46.2	27.0

Commodity price risk	1.8	8.9

Diversification effect	(139.3)	(125.3)

Total stressed value-at-risk of trading units	120.7	105.5

[1]	Includes value-at-risk from gold and other precious metal positions.

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average	109.6	114.0	(125.4)	(127.5)	64.4	59.3	124.0	118.1	11.5	19.2	29.7	29.6	5.4	15.2

Maximum	161.1	169.2	(168.0)	(166.8)	85.9	93.1	142.8	149.5	42.6	53.6	70.3	59.2	16.7	37.1

Minimum	81.6	75.1	(102.3)	(105.5)	48.8	44.4	100.7	90.0	0.0	4.3	13.7	12.1	1.4	7.1

[1]	Includes value-at-risk from gold and other precious metal positions

The average stressed value-at-risk was € 109.6 million over 2014, a decrease of € 4.4 million compared with the full year 2013. The reduction is most notably the result of lower equity risk due to carrying greater downside protection, and a decrease in commodity risk due to the unwind of the commodities business. This has partly been offset by an increase in credit spread risk following an overall increase in exposure over 2014, and there has been some increase in interest rate risk.

The following graph compares the development of the daily value-at-risk with the daily stressed value-at-risk and their 60 day averages, calculated with a 99 % confidence level and a one-day holding period for our trading units. Amounts are shown in millions of euro and exclude contributions from Postbank’s trading book which are calculated on a stand-alone basis.

Deutsche Bank	1 – Management Report	192
Financial Report 2014	Risk Report
	Trading Market Risk

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

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
in € m.	Dec 31, 2014	Dec 31, 2013
Global Finance and Foreign Exchange	109.0	82.4

Rates and Credit Trading	494.5	563.4

NCOU	39.4	(3.9)

Emerging Markets – Debt	170.5	168.3

Other	224.4	185.5

Total incremental risk charge	1,037.8	995.6

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)
	2014				2013
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Global Finance and Foreign Exchange	12.0	148.3	251.1	68.9	6.0	66.9	82.4	43.5

Rates and Credit Trading	12.0	384.6	645.7	235.7	6.0	505.8	603.4	414.2

NCOU	12.0	(3.6)	39.4	(25.8)	6.0	(20.6)	(3.7)	(36.6)

Emerging Markets – Debt	12.0	164.1	220.2	119.5	6.0	179.5	205.0	156.1

Other	12.0	118.6	224.4	38.9	6.0	236.5	323.9	185.1

Total incremental risk charge of trading units	12.0	811.9	1,065.4	647.9	6.0	968.2	1,044.8	928.5

[1]  Amounts show the bands within which the values fluctuated during the 12-week period preceding December 31, 2014 and December 31, 2013.

The incremental risk charge as at the end of 2014 was € 1,038 million and increased by € 42 million (4%) compared with year end 2013. The 12-week average incremental risk charge as at the end of 2014 was € 812 million and thus € 156 million (16%) lower compared with the average for the 12-week period ended December 31, 2013. The increase at the end of 2014 is driven by model changes that increased the weighted average liquidity horizon from 6 months to 12 months and increased the charge for defaulted and unrated entities.

Deutsche Bank	1 – Management Report	193
Financial Report 2014	Risk Report
	Trading Market Risk

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the internal spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardised approach securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	Dec 31, 2014	Dec 31, 2013
Correlation trading [1]	222.0	223.8

[1]	Spot value of internal model Comprehensive Risk Measure at period end.

Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2014				2013
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Correlation trading	12.0	246.9	257.5	223.0	12.0	316.0	359.6	285.9

[1]	Regulatory Comprehensive Risk Measure calculated for the 12-week period ending December 31.

The comprehensive risk measure as of year end 2014 was € 222 million and decreased by € 2 million (1%) compared with year end 2013. The 12-week average of our comprehensive risk measure as at the end of 2014 was € 247 million and thus € 69 million (22%) lower compared with the average for the 12-week period ended December 31, 2013. There was an increase due to the impact of a higher floor applicable in the calculation under the CRR/CRD 4 framework which has now been offset by de-risking of the portfolio.

Market Risk Standardized Approach

As of December 31, 2014, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 1,682 million corresponding to risk weighted-assets of € 21.0 billion. As of December 31, 2013 these positions generated capital requirements of € 473 million and further capital deduction items of € 1.5 billion corresponding to a total RWA-equivalent of € 13.3 billion. The increase in RWA was related to a regulatory driven change in the treatment of positions receiving a risk weight of 1,250%. As a result these positions are now disclosed under RWA compared to CDI in the previous year. A like comparison made after adjusting the year end 2013 portfolio with the new CRD 4 regulatory framework would show a year on year decrease of € 3.4 billion RWA following the disposal of positions.

For nth-to-default credit default swaps the capital requirement reduced to € 1 million corresponding to risk weighted-assets of € 19 million compared with € 5 million and € 63 million as of December 31, 2013. This development was driven by certain positions becoming eligible for our comprehensive risk measurement model based on improved market liquidity.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 91 million corresponding to risk weighted-assets of € 1,139 million as of December 31, 2014, compared with € 78 million and € 977 million as of December 31, 2013.

The capital requirement for longevity risk under the market risk standardized approach was € 26 million corresponding to risk weighted-assets of € 326 million as of December 31 2014, compared with € 29 million and € 363 million as of December  31, 2013.

Value-at-Risk at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as at December 31, 2014 in comparison to € 0.1 million at year end 2013. The only impact at year-end 2013 was € 0.1 million resulting from foreign exchange risk while all other risks components (including diversification effects) amounted to € 0.0 million. “Diversification effect” reflects the fact that the total

Deutsche Bank	1 – Management Report	194
Financial Report 2014	Risk Report
	Trading Market Risk

value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

The table below presents average, maximum and minimum value-at-risk amounts of Postbank’s trading book during the year 2014.

  Average, Maximum and Minimum Value-at-Risk of Postbank trading book

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Average	0.1	0.3	0.0	(0.2)	0.0	0.2	0.0	0.1	0.0	0.0	0.1	0.1	0.0	0.0

Maximum	0.1	1.1	(0.1)	(0.9)	0.0	0.5	0.0	1.1	0.0	0.1	0.1	0.5	0.0	0.0

Minimum	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0

 Results of Regulatory Backtesting of Trading Market Risk

In 2014, we observed one global outlier compared with two outliers in 2013. The outlier occurred in January 2014 driven by market movements beyond the historical 1 year 99 percentile level and an increased level of co-movement between risk factors not captured in the prevailing one year time window. Based on the backtesting results, our analysis of the underlying reasons for outliers and enhancements included in our value-at-risk methodology we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the trading units daily buy-and-hold income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of our trading positions with the buy and hold income. Figures are shown in millions of euro and exclude contributions from Postbank’s trading book which is calculated on a stand-alone basis. The chart shows that our trading units achieved a positive buy and hold income for 52 % of the trading days in 2014 (versus 52 % in 2013), as well as displaying the one global outlier in 2014.

Deutsche Bank	1 – Management Report	195
Financial Report 2014	Risk Report
	Trading Market Risk

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units (excluding Postbank). Daily income is defined as total income which consists of new trades, fees & commissions, buy & hold income, reserves, carry and other income. It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Our trading units achieved a positive actual income for 95 % of the trading days in 2014 (versus 94 % in 2013).

Economic Capital Usage for our Trading Market Risk

The economic capital usage for trading market risk was € 5.0 billion at year-end 2014 compared with € 4.2 billion at year-end 2013. Our trading market risk economic capital usage increased by approximately € 758 million, or 18%. This increase was mainly driven by increased exposures in fair value banking books.

Postbank’s contribution to the economic capital usage for our trading market risk was minimal.

Valuation of Market Risk Positions

For details about our methods for determining fair value see the respective section in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our financial statements.

Regulatory prudent valuation of assets carried at fair value

Pursuant to Article 34 CRR institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET1 capital the amount of any additional value adjustment necessary.

The approach we applied to the prudent valuation of our assets measured at fair value is based on these requirements and is unchanged to previous years and does not reflect the methodology as laid out in the final EBA standard on prudent valuation.

Based on our interpretation of the requirements we have reached the conclusion that the categories of valuation adjustments which must be considered to determine the regulatory prudent value of fair-valued assets are already covered by our standards and policies for IFRS fair value measurement as well as other regulatory standards including those for operational risk. This result is based on our understanding that assets measured at fair value under IFRS will meet the existing regulatory prudent valuation requirements, if the relevant catego-

Deutsche Bank	1 – Management Report	196
Financial Report 2014	Risk Report
	Nontrading Market Risk

ries of valuation adjustments have been considered in the determination of the fair value of the asset under IFRS. We provide further information on the valuation methodology we used under IFRS in Note 14 “Financial Instruments carried at Fair Value”.

In January 2015 the European Banking Authority (EBA) has re-issued a draft Regulatory Technical Standard (EBA RTS 2014/06/rev1) which defines a specific measurement methodology for calculating the amount of the required additional value adjustment. This measurement methodology, which is different to our current and past practice, is currently being considered by the European Commission for adoption in European Banking regulation.

We currently prepare for the potential future application of this new standard for calculating the amount of any additional value adjustment necessary. In contrast to the existing requirements, which identify the categories of valuation adjustments that must be considered for prudent valuation purposes, the new standard defines a specific measurement methodology for calculating the additional value adjustment for each category. Since this methodology is not consistent with the methodology used under IFRS, the future application of the new standard will lead to a difference between the IFRS fair value and the regulatory prudent value.

We currently estimate the amount of the additional value adjustment arising in case of a future application of the new standard to range between € 1.5 and € 2.0 billion. Following guidance provided by the EBA we will only consider this additional value adjustment in the calculation of our CET1 capital once the new standard has been adopted and published by the European Commission (unless a later application date would apply).

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

The market risk component of our nontrading activities is overseen by dedicated groups within our risk management organization. Due to the variety of businesses and initiatives subject to nontrading market risk exposure, coverage is split into three main areas:

—	Market Risk Management – covering market risks arising in the business units PBC, GTB, Deutsche AWM, and NCOU as well as Treasury and in other group activities such as structural foreign exchange risks, equity compensation risks and pension risks.
—	CRM Principal Investments – specializing in the risk-related aspects of our nontrading alternative asset activities and performing regular reviews of the risk profile of the banks alternative asset portfolios.
—	Asset Management Risk – specializing in the fiduciary risk related aspects of our asset and fund management business in the Deutsche AWM Corporate Division. Key risks in this area arise from operational and/or principal guarantees and reputational risk related to managing client funds.

Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, strategic investments may require approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee & Risk Execu-

Deutsche Bank	1 – Management Report	197
Financial Report 2014	Risk Report
	Nontrading Market Risk

tive Committee are also members of the Group Investment Committee, establishing a close link between these committees.

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

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the Deutsche AWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily in the PBC division and on a weekly basis for Deutsche AWM. In addition, the Group holds selected positions managed by Treasury, where the measurement and reporting of interest rate risk is performed daily. The global interest rate in the banking book is reported on a monthly basis.

The maximum negative change of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points was 2 % of our total regulatory capital at December 31, 2014. Consequently, outright interest rate risk in the banking book is considered immaterial for us.

Our PBC, GTB and Deutsche AWM businesses are subject to model risk with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

Foreign Exchange Risk

Foreign exchange risk arises from our nontrading asset and liability positions, denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within CB&S and is therefore reflected and managed via the

Deutsche Bank	1 – Management Report	198
Financial Report 2014	Risk Report
	Nontrading Market Risk

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

Market risks in our asset management activities in Deutsche AWM, primarily results from principal guaranteed funds or accounts, but also from co-investments in our funds.

Deutsche Bank	1 – Management Report	199
Financial Report 2014	Risk Report
	Nontrading Market Risk

Economic Capital Usage for our Nontrading Market Risk Portfolios per Business Area

Economic Capital Usage of Nontrading Portfolios by Business Division

			2014 increase (decrease) from 2013
in € m.	Dec 31, 2014	Dec 31, 2013	in € m.	in %
Corporate Banking & Securities	382	333	49	15

Private & Business Clients	3,196	2,964	232	8

Global Transaction Banking	172	143	29	20

Deutsche Asset & Wealth Management	1,748	1,295	453	35

Non-Core Operations Unit	804	1,362	(558)	(41)

Consolidation & Adjustments	3,596	2,444	1,152	47

Total	9,898	8,541	1,357	16

Nontrading market risk economic capital usage totaled € 9,898 million as of December 31, 2014, which is € 1,357 million, or 16%, above our economic capital usage at year-end 2013.

Increases in economic capital usage were largely driven by the increased structural foreign exchange risk and increased pension risk, both reflected in Consolidation & Adjustments.

The increase in economic capital usage for Deutsche AWM was mainly driven by the increased guaranteed funds risk caused by the continued low interest rate environment. At PBC the economic capital usage increase is largely related to our participation in Hua Xia Bank Company Limited. The decrease for NCOU is mainly caused by the sale of The Cosmopolitan Resort & Casino.

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios.

	Carrying value		Economic capital usage
in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Strategic investments	4,051	3,257	1,676	1,277

Alternative assets	3,414	4,761	1,171	1,722
Principal investments	1,900	1,526	902	718
Other nonstrategic investment assets	1,514	3,234	269	1,004

Other nontrading market risks[1]	N/M	N/M	7,051	5,542
Interest rate risk	N/M	N/M	1,683	1,601[2]
Credit spread risk	N/M	N/M	319	444
Equity compensation risk	N/M	N/M	(237)	(262)
Pension risk	N/M	N/M	1,189	734
Structural foreign exchange risk	N/M	N/M	2,672	2,037
Guaranteed funds risk	N/M	N/M	1,425	988

Total nontrading market risk portfolios	7,465	8,018	9,898	8,541

N/M – Not meaningful

[1]	N/M – Indicates that the risk is mostly related to off-balance sheet and liabilities items
[2]	Prior year number was adjusted by € 44m to reflect the AWM mortgage business

The total economic capital figures do take into account diversification benefits between interest rate & credit spread risks, equity compensation risk, pension risk and structural foreign exchange risk.

—	Strategic investments. Economic capital usage was mainly driven by our participation in Hua Xia Bank Company Limited.
—

Alternative assets. The nontrading market risk economic capital decreased during 2014 mainly driven from further de-risking initiatives within the alternative assets portfolio, valuations and foreign exchange effects.

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

Deutsche Bank	1 – Management Report	200
Financial Report 2014	Risk Report
	Nontrading Market Risk

optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2014 was € 1,683 million, versus € 1,601 million for December 31, 2013, predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar and by Treasury, reflected under Consolidation & Adjustments.
—

Credit spread risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 319 million as of December 31, 2014, versus € 444 million as of December 31, 2013. The decrease in economic capital usage was driven by increased diversification effects with other areas as traded market risk and pension risk.

—

Equity compensation risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € (237) million as of December 31, 2014 on a diversified basis, compared with € (262) million as of December 31, 2013. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.

—

Pension risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 1,189 million and € 734 million as of December 31, 2014 and December 31, 2013 respectively. The increase is mainly caused by an increased pension liability resulting from a decline in interest rates and credit spreads during the year as well as changed diversification effects after continuous alignment of the calculation methodology with the traded market risk economic capital calculation.

—

Structural foreign exchange risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 2,672 million as of December 31, 2014 on a diversified basis versus € 2,037 million as of December 31, 2013. The increase is largely caused by a stronger US dollar and the issuance of Additional Tier 1 notes in non-euro currencies.

—

Guaranteed funds risk. The increase in economic capital usage to € 1,425 million as of December 31, 2014 was triggered predominately by higher interest rate risk due to consistently low or even negative interest rates. As of December 31, 2013 the economic capital amounted to € 988 million.

Accounting and Valuation of Equity Investments

Outside of trading, equity investments which are neither consolidated for regulatory purposes nor deducted from our regulatory capital are held as equity positions in the regulatory banking book. In our consolidated balance sheet, these equity investments are classified as “Financial assets available for sale (“AFS”)”, “Equity method investments” or “Financial assets designated at fair value through profit or loss” .

For details on our accounting and valuation policies related to AFS equity instruments and investments in associates and joint ventures please refer to Notes 1 “Significant Accounting Policies and Critical Accounting Estimates”, 14 “Financial Instruments carried at Fair Value” and 17 “Equity Method Investments”.

Equity Investments Held (unaudited)

The following section on Equity Investments Held, ending on page 201, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited.

The tables below present IFRS classifications and the gains (losses) for equity investments held. These equity investments principally constitute equity positions in the regulatory banking book or capital deductions according to CRR. However, the following aspects need to be considered when comparing the equity investments held – presented below – with the equity position in the regulatory banking book:

—	Equity investments held by entities, which are consolidated for IFRS purposes but not consolidated for regulatory purposes, are included in the tables.
—	Collective investment undertakings, which are shown as IFRS, are treated differently for regulatory purposes and are not included in the tables.

Deutsche Bank	1 – Management Report	201
Financial Report 2014	Risk Report
	Nontrading Market Risk

—

Entities holding equity investments which are considered for regulatory purposes but not consolidated according to IFRS, do not provide IFRS balance sheet and profit or loss information, and are excluded from these tables. The regulatory exposure value (“EAD”) of these excluded equity investments amounted to € 13 million as of December 31, 2014, and € 176 million as of December 31, 2013.

—

Other positions like equity underlyings resulting from derivative transactions or certain subordinated bonds which from a regulatory point of view are also assigned to the exposure class “Equity in the banking book” are excluded from the tables. Their EAD amounted to € 304 million as of December 31, 2014, and € 167 million as of December 31, 2013.

—

The regulatory equity position includes € 1.9 billion EAD as of December 31, 2014, and € 3.3 billion EAD as of December 31, 2013, in respect of equity investments which are Group-internal from an IFRS perspective.

—	“Non-exchange-traded positions” combine private equity exposures in sufficiently diversified portfolios and other exposures according to Article 447 (c) CRR.

Equity Investments According to IFRS Classification

	Carrying value
in € m.	Dec 31, 2014	Dec 31, 2013
Financial assets available for sale – equity instruments	1,928	1,226
Exchange-traded positions	291	327
Non-exchange-traded positions	1,637	899

Equity method investments	4,134	3,574
Exchange-traded positions	3,181	2,616[1]
Non-exchange-traded positions	953	958[1]

Financial assets designated at fair value through profit or loss – equity instruments	2	119
Exchange-traded positions	0	0
Non-exchange-traded positions	2	119

Total equity investments	6,064	4,919

[1]	Comparatives have been restated by € 2.6 billion to show participating interest as exchange-traded positions if applicable.

Type and nature of these equity investments predominantly relate to investments as described in the “Investment Risk” section of this report.

A slight difference between the carrying value of the investment positions and their fair value was only observable for the exchange-traded equity method investments, which had a carrying value of € 3.2 billion and a fair value of € 3.2 billion as of December 31, 2014 compared with € 2.6 billion and a fair value of € 1.9 billion as of December 31, 2013.

Realized Gains (Losses) in the Reporting Period and Unrealized Gains (Losses) at Year-end from Equity Investments

in € m.	2014	2013
Gains and losses on disposal	202	97

Impairments	(54)	(110)

Pro-rata share of net income (loss)	569	433

Total realized gains (losses) from equity investments	716	420

	Dec 31, 2014	Dec 31, 2013
Unrealized revaluation gains (losses)	658	424

Difference between carrying value and fair value	46	(682)

Total unrealized gains (losses) from equity investments	704	(258)

For AFS equity investments, the components considered are realized gains and losses from sales and liquidations as well as unrealized revaluation gains and losses and impairments. For equity method investments, the gain and loss elements consist of realized gains and losses from sales and liquidations, pro-rata share of net income (loss), impairments and unrealized revaluation gains (losses) in form of the differences between carrying amounts and fair values. In this respect, the realized gains (losses) on disposals, the impairments and the pro-rata share of net income (loss) are referring to the reporting period 2014 and 2013 whereas the unrealized revaluation gains (losses) as well as the difference between the carrying values and the fair values for the at equity investments represent the amounts as of December 31, 2014, and December 31, 2013.

Deutsche Bank	1 – Management Report	202
Financial Report 2014	Risk Report
	Operational Risk

Operational Risk

Definition of Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It includes legal risk but excludes business and reputational risk.

We have categorized operational risks into the following risk types for our 2014 self assessment process:

—

Origination & Execution Risk is the risk that deficiencies and/or errors in the origination of products/ser-vices/transactions, their execution, inappropriate business practices, or contractual obligations will result in losses.

—

Fraud Risk is the risk of incurring losses as a result of an intentional act or omission by an employee or by a third party involving dishonesty, for personal and/or business gain, to avoid personal and/or business loss, or to conceal improper or unauthorized activity. This includes the falsification or alteration of records and reports, facilitation, breach of trust, intentional omission, misrepresentation, concealment, misleading, and the abuse of one’s position.

—

Business Continuity Risk is the risk of incurring losses resulting from the interruption of normal business activities, i.e. interruptions to our infrastructure as well as to the infrastructure that supports our businesses (including third party vendors) and the communities in which we are located.

—

Regulatory Compliance Risk is the risk of incurring regulatory sanctions (including restrictions on business activities, fines or enhanced reporting requirements), financial and/or reputational damage arising from our failure to comply with applicable laws, rules and regulations.

—

Information Technology Risk is the risk that our information technology will lead to quantifiable losses due to inadequate information technology and processing in terms of manageability, exclusivity, integrity, controllability, and continuity.

—

Information Security Risk is the risk of an event which could result in the compromise of organizational assets, including, but not limited to, unauthorized use, loss, damage, disclosure or modification of organization assets. It includes the risk of cyber threats on the organization.

—

Vendor Risk arises from adverse events and risk concentrations due to failures in vendor selection, insufficient controls and oversight over a vendor and/or services provided by a vendor, and other impacts to the vendor itself.

—

Fiduciary Service Risk is the risk to fail to act in the best interest of our clients when advising, investing, accounting for or safeguarding client assets, including the failure to prevent, detect or correct negligence and/or violations of fiduciary responsibilities, and the failure to appropriately address fiduciary conflicts of interests that may arise.

—

Financial Reporting and Recording Risk is the risk that a mis-reporting or mis-recording in the financial statements results in an operational risk related event and, potentially, an operational risk related loss.

—	Real Estate Risk or Facilities and Infrastructure risk is the risk of incurring a loss resulting from damage to or the loss-of-use of the bank’s Facilities/Infrastructure.
—

Staff Risk is the risk that shortcomings in processes and procedures related to the employment of internal staff either directly generate a loss or indirectly contribute to the occurrence of events in other risk categories.

—

Tax Compliance Risk describes operational risk related to the filing of tax returns and other tax related tasks, e.g. failure to file advance tax returns, being subject to a tax audit, or incurring tax payments etc.

—

Transaction Processing Risk is the risk that deficiencies in transaction processing or in our internal processes or controls result in losses. The risk is caused by human error, IT applications system failure and inadequate process design.

Legal Risk may materialize in any of the above risk types due to the fact that in each type, we may be the subject of a claim or proceedings alleging non-compliance with contractual or other legal or statutory responsibilities; or we may otherwise be subject to losses allegedly deriving from other legal circumstances. For details on provisions please refer to Note 29 “Provisions” of our consolidated financial statements.

Deutsche Bank	1 – Management Report	203
Financial Report 2014	Risk Report
	Operational Risk

We will migrate to a new risk taxonomy covering non-financial risks such as transaction processing risk, project and transformation risk and reputational risk through the course of 2015 to support the risk assessment process.

Organizational & Governance Structure

The Head of Operational Risk Management (“ORM”) chairs the Operational Risk Management Committee (“ORMC”), which is a permanent sub-committee of the Risk Executive Committee and is comprised of those responsible for managing operational risk from our divisions and infrastructure functions. It is the main decision-making committee for all operational risk management matters.

While the day-to-day management of operational risk is the primary responsibility of our business divisions and infrastructure functions, the ORM function manages the cross divisional and cross regional operational risk as well as risk concentrations and promotes a consistent application of our operational risk management framework across the bank. Through our business partnership model, we aim to maintain close monitoring and high awareness of operational risks.

Strengthening controls through “Three Lines of Defense”

The Three Lines of Defense program is an integral part of Deutsche Bank’s strategic agenda. It was initiated in the fourth quarter of 2013 by the Management Board in the context of heightened regulatory standards. The program builds on lessons learned from past control failures and aims to reinforce Deutsche Bank’s non-financial risk management capabilities and compliance culture across all corporate divisions and infrastructure functions. Furthermore, it is intended to maintain consistency across the ongoing control enhancement initiatives throughout the bank.

Deutsche Bank defines the Three Lines of Defense as follows:

—

The First Line of Defense includes all corporate divisions and selected infrastructure functions. First Line of Defense units are ultimately accountable for all risks and controls in their business processes.

—

The Second Line of Defense encompasses all control functions such as Risk, Compliance, Legal, Human Resources, Finance and Tax. These are responsible for the design of Deutsche Bank’s policy framework and independent risk assessment. Second Line of Defense units are independent from the First Line of Defense.

—	The Third Line of Defense is Group Audit which is responsible for providing independent and objective assurance on the effectiveness of risk management, internal controls and governance processes.

In 2014, the program performed a systematic review of Deutsche Bank’s non-financial risk and control organizations and supporting management processes. This led to the following changes:

—	The Bank established dedicated control units in each First Line of Defense to reinforce the division’s accountability for the management of their control environment.
—

The risk and control responsibilities across the Second Line of Defense control functions were realigned within a common risk and control framework. For selected risks new initiatives were launched to further strengthen Deutsche Bank’s control framework.

—	The risk and control assessment approach was enhanced towards an integrated framework shared by all three Lines of Defense to ensure the use of common standards.

Key themes for 2015 are the further build-out of the control organization, the rollout of the enhanced risk and control assessment framework as well as continuing the work across all three Lines of Defense regarding specific control enhancements. This also includes the rollout of the enhanced Three Lines of Defense model into the regions.

Deutsche Bank	1 – Management Report	204
Financial Report 2014	Risk Report
	Operational Risk

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk tolerance, to systematically identify operational risk themes and concentrations, and to define risk mitigating measures and priorities. The global operational risk framework is applicable to all risk types included in the definition for operational risk.

In order to cover the broad range of operational risk types as outlined in the definition of operational risk, our framework contains a number of operational risk management techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risks:

—

The continuous collection of operational risk loss events, as a prerequisite for operational risk management, includes detailed analyses, the identification of mitigating actions, and timely information of the senior management. All losses above € 10,000 are collected in our “db-Incident Reporting System” (“dbIRS”).

—	The Lessons Learned process is triggered for events, including near misses, above € 1 million. This process includes, but is not limited to:

—	systematic risk analyses, including a description of the business environment in which the loss occurred, previous events, near misses and event-specific Key Risk Indicators (“KRI”),
—	consideration of any risk management decisions connected with the specific risk taken,
—	root cause analyses,
—	review of control improvements and other actions to prevent or mitigate the recurrence, and
—	assessment of the residual operational risk exposure.
—

The Lessons Learned process is an important means of identifying emerging areas of risk and to define appropriate risk mitigating actions. All corrective actions are captured and monitored for resolution via actions plans in our tracking system “dbTrack”. The execution of corrective actions is reported on a monthly basis to senior management via the ORMC.

—

We systematically utilize information on external loss events occurring in the banking industry to prevent similar incidents from happening to us, e. g. by particular deep dive analyses or risk profile reviews.

—

In addition to internal and external loss information, scenarios are utilized and actions are derived from them. The set of scenarios consists of relevant external scenarios provided by a public database and internal scenarios. The latter are generated to complete our risk profile.

—

Regular operational risk profile reports at a Group level for our business divisions, for the countries in which we operate and for our infrastructure functions, are reviewed and discussed with the departments’ senior management. Regular risk profile reviews enable us to detect changes in the business units’ risk profiles as well as risk concentrations across the Group early on, and to take appropriate corrective actions.

—	We assess and approve the impact of changes on our risk profile as a result of new products, outsourcing activities, strategic initiatives, and acquisitions and divestments.
—

Once operational risks are identified, mitigation is required following the “as low as reasonably practicable (ALARP)” principle by balancing the cost of mitigation with the benefits thereof, and formally accepting the residual operational risk. Risks which violate applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.

—

When we implement risk mitigating measures, we monitor them until they are resolved within our tracking tool “dbTrack”. Residual operational risks rated higher than “important” need to be accepted by the risk bearing division and the ORMC.

—

We perform top risk analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning, we define capital and expected loss targets which are monitored on a regular basis within a quarterly forecasting process.

—

We continuously seek to enhance the process to assess whether identified issues require a broader approach across multiple entities and locations within Deutsche Bank. A review of material findings is performed in order to assess their relevance to areas of the Bank other than where they originated.

Deutsche Bank	1 – Management Report	205
Financial Report 2014	Risk Report
	Operational Risk

—

KRIs are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. KRIs allow the monitoring of the bank’s control culture and business environment and trigger risk mitigating actions. They facilitate the forward looking management of operational risks, based on early warning signals returned by the KRIs.

—

In our bottom-up self assessment (“SA”) process, which is conducted at least annually, areas with high risk potential are highlighted, and risk mitigating measures to resolve issues are identified. On a regular basis we conduct risk workshops aiming to evaluate risks specific to local legal entities and the countries we operate in, and take appropriate risk mitigating actions.

Additional functions, methodologies and tools implemented by the responsible divisions are utilized to complement the global operational risk framework and specifically address the risk types. These include but are not limited to:

—

A “Legal Risk Management” (“LRM”) function in the Legal Department was established in 2013. This function is exclusively dedicated to the identification and management of legal risk. In addition to being used for reporting purposes, LRM’s analysis is applied to our control framework as it relates to legal risk in order to promote that it is sufficiently robust, including remediation of highlighted issues (whether via new or existing initiatives); and also as a further means of Legal’s input being a significant decision-making criterion for our businesses. The LRM function has a mandate to undertake a broad variety of tasks aimed at proactively managing legal risk, including: devising, implementing and overseeing an annual Legal Risk Assessment Program; agreeing and participating in resulting portfolio reviews and mitigation plans; and administering the Legal Lessons Learned process. The LRM function also coordinates Legal’s response to DB’s Three Lines of Defense program.

—

The “Legal Risk Assessment Program” enables us to analyze existing and historic legal risks and, importantly, to better assess the potential for future legal risk events. This requires the participation of the business division (represented by Divisional Control Officer, “DCO”), Legal Advisory, LRM and ORM, and involves a primary self assessment on pre-defined terms by the business and a secondary assessment by the relevant Legal Advisory teams in order to form a global view of that business’ products, activities and locations.

—

The “Legal Lessons Learned process” is a means of identifying, on a quarterly basis, legal risks arising from our activities; and of devising appropriate steps to remediate, mitigate or prevent such risks in future. The Legal Lessons Learned process is a retrospective one, whereby existing or completed matters are considered with a view to identifying legal lessons that can be learned from those matters and taking such steps as may be necessary for those legal lessons to be learned. Overall management of the Legal Lessons Learned process is the responsibility of the LRM function, working with ORM, DCO and the Legal Department via its Operating Committees.

—

The operational risk from outsourcing is managed by the Vendor Risk Management (VRM) Process and documented in the VRM database. The outsourcing risk is assessed and managed for all outsourcing arrangements individually, following the Vendor Risk Management Policy and in line with the overall ORM framework. A broad governance structure is established to promote appropriate risk levels.

—

Fraud Risk is managed based on section 25a of the German Banking Act (KWG) as well as other legal and regulatory requirements via a risk based approach, governed by the Global Anti-Fraud Policy and corresponding Compliance and Anti-Money-Laundering (AML) framework. In line with regulatory requirements, a global risk assessment is performed on a regular basis. Within the general management of operational risks, dedicated Fraud Risk relevant aspects are part of the self assessment process.

—

Deutsche Bank manages Business Continuity (BC) Risk with its Business Continuity Management (BCM) Program which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program, each of our core businesses functions and infrastructure groups set up, maintain and periodically test business continuity plans (“BC Plans”) to promote continuous and reliable service. The BCM Program has defined roles and responsibilities which are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Reporting to the Group Resiliency Committee, which is a sub-committee of the Group Oper-

Deutsche Bank	1 – Management Report	206
Financial Report 2014	Risk Report
	Operational Risk

ating Committee, is a quarterly requirement. Furthermore, key information on the established BCM control environment feed into operational risk KRIs.

—

The operational risk in Technology is managed within the technology area, following international standards for IT management. Applications and IT infrastructure are catalogued and assessed on a regular basis. Stability monitoring is established. Key outcomes of the established assessment and control environment are used as input for operational risk metrics such as KRIs or self assessments.

—

A new Operational Risk Assessment Policy for Change-the-Bank Processes has been implemented for material systems and process changes. All material change initiatives are assessed for operational risks stemming from process/systems changes via an embedded ORM framework for change-the-bank operational risk assessments. Identified risks and mitigating actions are tracked in Deutsche Bank’s system as mentioned above.

Although we have established a comprehensive framework for managing operational risks, including specific methodologies and techniques, we nevertheless face a trend of increasing operational risk losses and capital demand as has been the case with much of our industry. In a consolidated effort to continuously enhance the operational risk management framework, we recently added top risk analyses as an additional reporting component to our management reporting:

The top risk analysis aims to identify our most critical risks and those of our respective business divisions in terms of probability and severity. With the inclusion of the top risk reporting component in the standard global operational risk management reporting, we increase the engagement of senior management in the operational risk management process by providing transparency of our operational risk portfolio for the regions in which we operate and our business divisions. It forms a comprehensive report on a global level. This facilitates senior management’s conversations on our top risks and strengthens ownership and accountability by presenting specific action plans for risk mitigation, including responsibilities and target dates, adapted to our risk tolerance.

Below we show selected examples for the usage of the top risk analysis and actions derived from this process to mitigate the inherent risks. In line with our main peers and the general situation throughout the financial industry, we currently identify among our top risks such topics that result directly or as second order effects from the financial crisis:

—

Uncertainty of litigation outflow: Improper and potentially improper business practices of the past were revealed by or following the crisis and further litigation has been induced by the change in market sentiment resulting from the crisis. These have led and may in future lead to significant regulatory fines or settlements from lawsuits initiated by respective business counterparties.

—

Regulatory driven change agenda: The multiplicity of new regulatory requirements, as a reaction to the financial crisis, have already placed significant burden and cost on us, but could lead to additional regulatory sanctions in case of non-compliance.

—

Internally driven change agenda: In order to meet profitability targets it is necessary for us to increase efficiency. In combination with the above mentioned points this results in pressure on us to re-organize and streamline our portfolios and business processes. The respective change initiatives bear potential transition risk or could potentially expose us to new operational risks.

In response to the challenges of the financial crisis, ORM introduced a set of measures and revised tools to improve the operational risk management of the top risks by strengthening the organizational robustness and enhancing the risk management processes. The key projects are outlined below:

Operational Risk Management Target Operating Model

We are currently redefining the responsibilities for managing operational risks within the Group under adoption of the Three Lines of Defense program. Key changes and improvements within the Three Lines of Defense model affect the roles and responsibilities of the first and second lines of Defense, risk taxonomies and the organizational structure of ORM. Regarding risk taxonomies ORM takes the second line control function

Deutsche Bank	1 – Management Report	207
Financial Report 2014	Risk Report
	Operational Risk

responsibility for the following non-financial risk types: transaction processing risk, project and transformation risk and reputational risk. This will be reflected in the organizational structure of ORM.

Self Assessment process as part of ORM’s Target Operating Model

We have initiated a project to review the self assessment processes and to enhance the resulting qualitative risk management information set. This will align, connect and integrate key non-financial risk assessment processes (e.g. for operational, compliance and legal risks).

OR assessments on change initiatives

In reaction to our comprehensive change agenda, and our inherent operational project risks, we set up a specific operational risk assessment. For critical control initiatives, i.e. those initiatives considered crucial to the success of our cultural change program, specific operational risk assessments of the internal control environment were introduced to assess the operational risk impact of such initiatives onto the Group.

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital for operational risk using the internal Advanced Measurement Approach (“AMA”) methodology. Our AMA capital calculation is based upon the loss distribution approach (“LDA”). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association (“ORX”) consortium data), adjusted for direct recoveries, and external scenarios from a public database (IBM OpData) complemented by internal scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level, covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both, a qualitative adjustment and an expected loss deduction, are performed.

The qualitative adjustment (“QA”) reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and self assessment scores, focusing on the business environment and internal control factors. The qualitative adjustment is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustments transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risks. It thus provides incentives for the businesses to continuously improve the management of operational risks in their areas.

The expected loss (“EL”) for operational risk is based on historical loss experience and expert judgment, considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans, it is deducted from the AMA capital figure within certain constraints. The unexpected losses per business division (after QA and EL) are aggregated to produce the Group AMA capital figure.

Regulatory and economic capital for operational risk is calculated on a quarterly basis. The used internal data are captured in a snapshot at the beginning of the quarterly production cycle and undergo a quality assurance and sign-off process. Therefore, the complete history of previous quarters’ internal losses is taken into account in the calculation of the capital figures. ORX external data is submitted by the ORX members and also undergo quality assurance and sign-off. These data are recognized in the capital calculation at the earliest after six months. For the additional external loss data sourced from the IBM OpData (formerly named OpVantage), we use the data that are available twice a year (in the first and third quarters).

Deutsche Bank	1 – Management Report	208
Financial Report 2014	Risk Report
	Operational Risk

Economic capital is derived from the 99.98 % percentile, allocated to the business divisions, and used for performance measurement and resource allocation purposes, providing an incentive to manage operational risks, and optimizing the utilization of economic capital. The regulatory capital for operational risk applies the 99.9 % percentile. Economic and regulatory capital are calculated for a time horizon of one year.

Continued Operational Risk Framework Development

The AMA model is subject to continuous validation and enhancement, as we attempt to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we submitted model changes to BaFin and are awaiting approval from the joint supervisory team (BaFin and ECB). These model changes include an improved validation and recalibration methodology for insurance recoveries, changes to the modeling of the loss frequency as well as an enhanced scoring mechanism for the self assessment results in our AMA model.

Further, we have submitted an additional model change request to BaFin to replace the € 1 billion economic capital safety margin, which we have continuously applied since its implementation in 2011. This model change, which adds increased forward looking aspects to the AMA model, will result in higher economic capital even after we remove the safety margin. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data” set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team on these model enhancements is on-going, management has decided to recognize the impact of these model changes in the second quarter 2014 wherever they will lead to an increase in the capital requirement over the models that have previously been approved by BaFin.

Our Operational Risk Management Stress Testing Concept

We conduct stress testing on a regular basis and separate from our AMA methodology, to analyze the impact of extreme macro scenarios on our capital and the profit-and-loss account. In 2014, ORM took part in all firm-wide stress test scenarios and assessed and contributed the impact of operational risk to the various stress levels of the scenarios. The impact of operational risk on macro stress test scenarios has been moderate and remained in the expected range in regards to capital.

Our AMA Model Validation and Quality Assurance Review Concept

We independently validate all our AMA model components such as but not limited to scenario analysis, KRIs and Self Assessments, Expected Loss and internal loss data individually. The results of the validation exercise are summarized in validation reports and issues identified are followed up for resolution. This promotes enhancement of the methodologies. The validation activities performed in 2013 detected areas of improvement in our AMA model regarding the estimation of the loss frequency and the use of reasonably possible litigation losses. The results of this validation lead to model enhancements which increased the economic capital.

Quality Assurance Reviews are performed for the AMA components requiring data input provided by business divisions and result in capital impact. The AMA components data and documentation is challenged and compared across business divisions to help us maintain consistency and adequacy for any capital calculation.

Deutsche Bank	1 – Management Report	209
Financial Report 2014	Risk Report
	Operational Risk

Operational Risk – Risk Profile

Operational Risk Losses by Event Type (Profit and Loss view)

in € m.	2014	2013[1]
Clients, Products and Business Practices	1,742	2,438

Internal Fraud	498	913

External Fraud	20	(69)

Execution, Delivery and Process Management	72	68

Others	61	32

Group	2,393	3,382

[1]	Changed 2013 loss figures due to subsequent booking of losses and reclassification.

Profit and loss based operational losses decreased by € 1.0 billion or 29 % compared to year-end 2013. The decrease was predominantly driven by the event types “Clients, Products and Business Practices” and “Internal Fraud” (see section “Definition of Operational Risk – Fraud Risk”), due to settlements reached and decreased litigation reserves for unsettled cases. The increase in the event type “External Fraud” is caused by a gain from a direct recovery in 2013. The event type “Execution, Delivery and Process Management” is stable, other event types increased slightly.

The above left pie chart “Frequency of Operational Losses” summarizes operational risk events which occurred in the five-year period 2010-2014, based on the period in which a loss was first recognized for that event. For example, for a loss event that was first recognized in 2002 with an additional profit/loss event recognized in 2014, the frequency chart would not include the loss event, but the loss distribution chart would include the profit/loss recognized in the respective period.

Frequencies are dominated by the event type “External Fraud” with a frequency of 53 % of all observed loss events. The event types “Execution, Delivery and Process Management” contribute 25 % of the events and “Clients, Product and Business Practices” 20%. Others are stable at 2%. The event type “Internal Fraud” has a low frequency, resulting in 0.2 % of the loss events in the period 2010-2014. This is unchanged compared to 2009-2013.

The above right pie chart “Distribution of Operational Losses” summarizes operational risk loss postings recognized in the profit/loss over the five-year period 2010-2014. The event type “Clients, Product and Business Practices” dominates the operational loss distribution with a share of 64 % and is determined by outflows related to litigation, investigations and enforcement actions. “Internal Fraud” has the second highest share (21%) which is related to regulatory events we have experienced in recent years. Finally, the event types “External

Deutsche Bank	1 – Management Report	210
Financial Report 2014	Risk Report
	Operational Risk

Fraud” (9%) and “Execution, Delivery and Process Management” (4%) can be considered minor, compared to other event types.

Economic Capital usage for Operational Risks

Economic Capital Usage for Operational Risk by Business Division

			2014 increase (decrease) from 2013 [1]
in € m.	Dec 31, 2014	Dec 31, 2013	in € m.	in %

Corporate Banking & Securities	3,569	2,453	1,116	45

Private & Business Clients	1,088	803	285	35

Global Transaction Banking	150	96	54	56

Deutsche Asset & Wealth Management	722	580	142	24

Non-Core Operations Unit	2,070	1,320	750	57

Total economic capital usage for operational risk	7,598	5,253	2,345	45

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2014.

The economic capital usage for operational risk as of December 31, 2014 was € 7.6 billion, € 2.3 billion or 45 % higher compared to year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model that were implemented in the second quarter and which initially led to additional economic capital of € 1.1 billion. These model enhancements led to a reflection of the operational risk losses that have materialized and which are largely due to outflows related to litigation, investigations and enforcement actions. The increase in economic capital is spread across all business divisions.

The economic capital continues to include the safety margin applied in our AMA model. It was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis. The model enhancements mentioned above are intended to replace the safety margin by a more risk sensitive measure. Therefore the impact of the model change above the safety margin is recognized in the economic capital. This will result in higher economic capital even after we remove the safety margin.

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

We buy insurance in order to protect ourselves against unexpected and substantial unforeseeable losses. The identification, definition of magnitude and estimation procedures used are based on the recognized insurance principles and methods. The maximum limit per insured risk takes into account the reliability of the insurer and a cost/benefit ratio, especially in cases in which the insurance market tries to reduce coverage by restricted/limited policy wordings and specific exclusions.

We maintain a number of captive insurance companies, both primary and re-insurance companies. However, insurance contracts provided are only considered in the modeling/calculation of insurance-related reductions of operational risk capital requirements where the risk is re-insured in the external insurance market.

The regulatory capital figure includes a deduction for insurance coverage amounting to € 564 million as of December 31, 2014 compared with € 522 million as of December 31, 2013. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

Deutsche Bank	1 – Management Report	211
Financial Report 2014	Risk Report
	Liquidity Risk

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the CRR and based on recommendations of the respective subject matter experts on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities, is audited by Group Audit on a risk-based approach.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2014.

Liquidity Risk Management Framework

The Management Board defines our liquidity risk strategy, and in particular our appetite for liquidity risk based on recommendations made by the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Our Treasury function is responsible for the management of our liquidity and funding risk globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage our liquidity risk position. Liquidity Risk Control is responsible for the internal reporting on liquidity and funding across the firm on a global and local level. The Management Board, in this context, is updated at least weekly via a Liquidity Scorecard. In addition Liquidity Risk Control is responsible for the oversight and validation of the bank’s liquidity risk framework. This includes the independent validation of all liquidity risk models as well as the review and back-testing of limits. Our liquidity risk management approach starts at the intraday level forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and local management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e., the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. Daily stress test results are used to monitor our ongoing compliance with the Board’s overall liquidity risk appetite. Furthermore, our short-term wholesale funding profile limits (both unsecured and secured) which are a key tool of the framework are calibrated against the stress test results on a monthly basis.

Short-term Liquidity and Wholesale Funding

Our Group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. We consider as wholesale funding for this purpose unsecured liabilities raised primarily by our Global Liquidity Management business as well as secured liabilities primarily raised by our Global Liquidity Management and Equities businesses. Such liabilities primarily come from corporates, banks and other financial institutions, governments and sovereigns. Wholesale funding profile limits, which are calibrated against our monthly stress testing results and are approved by the Management Board according to internal governance, express our maximum appetite for liquidity risk. The wholesale funding limits apply to the respective cumulative global cash outflows as well as the total volume of unsecured wholesale funding and are monitored on a daily basis. Our Liquidity Reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

Deutsche Bank	1 – Management Report	212
Financial Report 2014	Risk Report
	Liquidity Risk

Funding Markets and Capital Markets Issuance

2014 was a relatively benign year for bank credit and funding conditions as evidenced by the development of the itraxx Senior Financial Index which peaked at 106 in January, averaged 92 bps over Q1, 75 bps over Q2 and closed the year at 69 bps. Our 5 year CDS traded within a range of 58 to 102 bps, peaking in February. Since then, the spread has declined and as of year-end was trading in the middle of the range for the year. The spreads on our bonds exhibited similar volatility. For example, our 9 year EUR benchmark (2.375 % coupon, maturing in January 2023) traded in a range of 27 to 60 bps, closing near its year lows.

Our 2014 funding plan of up to € 35 billion, comprising debt issuance with an original maturity in excess of one year, was fully completed and we concluded 2014 having raised € 44.1 billion in term funding. The over-fulfillment of € 9.1 billion represents prefunding for 2015. This funding was broadly spread across the following funding sources: unsecured benchmark issuance (€ 17.1 billion), Additional Tier 1 benchmark issuance (€ 4.8 billion), unsecured retail-targeted issuance (€ 9.8 billion) and unsecured and secured private placements (€ 12.3 billion). Of the € 44.1 billion total, the majority was in U.S. dollar (€ 22.2 billion). We also issued € 17.8 billion in Euro and smaller amounts in JPY and GBP. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (25%), banks (19%), asset managers and pension funds (29%), insurance companies (6%) and other, including institutional investors (21%). The geographical distribution was split between Germany (19%), Rest of Europe (29%), US (29%), Asia/Pacific (16%) and Other (6%). Of our total capital markets issuance outstanding as of December 31, 2014, approximately 85 % was issued on an unsecured basis.

The average spread of our issuance over the relevant floating index (i.e., Libor) was 45 bps for the full year with an average tenor of 4.8 years. Our issuance activities were higher in the first half of the year with volumes decreasing in the second half of the year 2014. We issued the following volumes over each quarter: € 8.5 billion, € 16.3 billion, € 11.4 billion and € 7.9 billion, respectively.

In 2015, our base case funding plan is € 30 to 35 billion which we plan to cover by accessing the above sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 22 billion in 2015.

For information regarding the maturity profile of our wholesale funding and capital markets issuance please refer to the table on pages 214 to 215.

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

In 2014, we reduced our overall funding volume in line with the broader balance sheet de-leveraging. Total external funding declined by € 64 billion (6.5%) during the year of which the majority came in our CB&S business, in particular we reduced secured funding and shorts by € 69 billion (46%), other customers by € 23 billion (24%) and unsecured wholesale funding by € 19 billion (26%). We also saw smaller reductions from financing vehicles (€ 7 billion, 37%). These reductions more than offset the increases in capital markets and equity (€ 29 billion, 16%), retail clients (€ 19 billion, 7%) and transaction banking (€ 6 billion, 4%). The overall proportion of our most stable funding sources (comprising capital markets and equity, retail, and transaction banking) increased from 66 % to 76%.

Deutsche Bank	1 – Management Report	213
Financial Report 2014	Risk Report
	Liquidity Risk

Unsecured wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year. Asset-Backed Commercial Paper (ABCP) issued through conduits is included within Financing Vehicles.

The overall volume of unsecured wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. These fluctuations are dependent on client-related securities financing activities as well as changes in liquid trading inventories during the quarter.

To avoid any unwanted reliance on these short-term funding sources, and to promote a sound funding profile at the short end, which complies with the defined risk appetite, we have implemented limit structures (across tenor) to these funding sources, which are derived from our monthly stress testing analysis. In addition, we are setting a limit on the total volume of unsecured wholesale funding to manage the reliance on this funding source as part of the overall funding diversification.

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

Deutsche Bank	1 – Management Report	214
Financial Report 2014	Risk Report
	Liquidity Risk

Maturity of unsecured wholesale funding, ABCP and capital markets issuance[1]
								Dec 31, 2014

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	7,816	5,373	7,930	2,541	23,661	42	350	24,053

Deposits from other wholesale customers	2,828	1,569	2,979	2,387	9,763	306	404	10,473

CDs and CP	1,747	4,629	8,080	5,623	20,080	20	28	20,128

ABCP	2,849	233	0	0	3,082	0	0	3,082

Senior unsecured plain vanilla	756	2,823	4,589	4,978	13,145	12,904	40,031	66,080

Senior unsecured structured notes	528	1,721	2,384	3,655	8,288	3,698	22,242	34,227

Covered bonds/ABS	0	11	1,223	458	1,693	1,701	20,325	23,719

Subordinated liabilities	636	2,352	1,772	799	5,559	537	9,889	15,985

Other	0	0	0	166	166	13	131	310

Total[2]	17,161	18,711	28,958	20,607	85,437	19,220	93,401	198,057

thereof:

Secured	2,849	244	1,223	458	4,775	1,701	20,325	26,801

Unsecured	14,311	18,467	27,735	20,149	80,662	17,519	73,076	171,256

[1]	Excludes additional tier 1 notes reported as additional equity components in the financial statements.
[2]	Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 85 billion as of December 31, 2014, and should be viewed in the context of our total Liquidity Reserves of € 184 billion. The € 26 billion reduction in the volume maturing within one year is primarily driven by our balance sheet de-leveraging initiatives.

								Dec 31, 2013

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	14,446	5,704	5,536	1,350	27,035	9	148	27,192

Deposits from other wholesale customers	5,589	4,419	861	259	11,127	129	128	11,384

CDs and CP	4,819	19,135	7,188	3,646	34,789	31	14	34,834

ABCP	5,221	4,833	541	0	10,596	0	0	10,596

Senior unsecured plain vanilla	2,364	1,632	3,203	3,561	10,760	10,014	32,851	53,625

Senior unsecured structured notes	470	1,566	1,257	3,585	6,877	4,312	19,746	30,935

Covered bonds/ABS	149	1,208	113	1,660	3,130	1,677	20,457	25,263

Subordinated liabilities	255	4,527	1,137	670	6,588	2,511	10,948	20,048

Other	70	21	6	0	97	0	76	173

Total[1]	33,382	43,046	19,841	14,730	110,999	18,683	84,368	214,050

thereof:

Secured	5,370	6,042	654	1,660	13,726	1,677	20,457	35,859

Unsecured	28,012	37,004	19,187	13,070	97,274	17,006	63,911	178,190

[1]	Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

Deutsche Bank	1 – Management Report	215
Financial Report 2014	Risk Report
	Liquidity Risk

The following table shows the currency breakdown of our short-term unsecured wholesale funding, of our ABCP funding and of our capital markets issuance.

Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

					Dec 31,2014					Dec 31,2013

in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total

Deposits from banks	6,123	15,738	284	1,907	24,053	2,630	19,453	1,516	3,592	27,192

Deposits from other wholesale customers	3,379	4,621	800	1,673	10,473	2,177	6,413	667	2,127	11,384

CDs and CP	13,572	3,216	1,655	1,685	20,128	6,291	22,467	4,394	1,682	34,834

ABCP	312	2,674	96	0	3,082	1,245	8,132	1,219	0	10,596

Senior unsecured plain vanilla	43,498	16,923	378	5,282	66,080	39,500	8,676	1,794	3,656	53,625

Senior unsecured structured notes	12,136	16,884	168	5,038	34,227	13,381	12,072	164	5,319	30,935

Covered bonds/ ABS	23,653	66	0	0	23,719	25,263	0	0	0	25,263

Subordinated liabilities	7,632	7,376	590	388	15,985	11,264	8,028	176	579	20,048

Other	72	218	0	20	310	72	2	2	97	173

Total	110,377	67,715	3,972	15,993	198,057	101,823	85,243	9,932	17,052	214,050

thereof:

Secured	23,965	2,740	96	0	26,801	26,508	8,132	1,219	0	35,859

Unsecured	86,412	64,975	3,876	15,993	171,256	75,314	77,111	8,713	17,052	178,190

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

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital markets issuance plan establishes issuing targets for securities by tenor, volume and instrument. We also maintain a stand-alone U.S. dollar funding matrix which limits the maximum short position in any time bucket (>1 year to >10 years) to € 10 billion. This supplements the risk appetite for our aggregate currency funding matrix which requires us to maintain a positive funding position in any time bucket (>1 year to > 10 years). Both funding matrices were in line with the respective risk appetite as of year ends 2014 and 2013.

Transfer Pricing

We operate a global funds transfer pricing framework that applies to all businesses and regions and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Within this funds transfer pricing framework we allocate funding and liquidity risk costs and benefits to the firm’s business units based on market rates reflecting the economic costs of liquidity for Deutsche Bank. Treasury might set further financial incentives in line with the bank’s liquidity risk guidelines. In addition,

Deutsche Bank	1 – Management Report	216
Financial Report 2014	Risk Report
	Liquidity Risk

Deutsche Bank’s funds transfer pricing framework reflects regulatory principles and guidelines. While the framework ensures a diligent group-wide allocation of the bank’s funding costs to the liquidity users, it also provides an incentive based compensation framework for businesses generating stable long-term and stress compliant funding. Funding relevant transactions are subject to liquidity (term) premiums and/or other funds transfer pricing mechanisms depending on market conditions. Liquidity premiums are set by Treasury and picked up by a segregated Treasury liquidity account which is the aggregator of liquidity costs. The management and allocation of the liquidity account cost base is the key variable for funds transfer pricing within Deutsche Bank.

Liquidity Reserves
Liquidity reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets.

The volume of our liquidity reserves is a function of our expected monthly stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable within the Group, or can be applied against local entity stress outflows. We hold the vast majority of our liquidity reserves centrally, at our parent and our foreign branches with further reserves held at key locations in which we are active. While we hold our reserves across major currencies, their size and composition are subject to regular senior management review. In addition to the reported liquidity reserves below, there was an amount of € 32 billion of liquidity reserves, in excess of local stress outflows, that remains in entities which are subject to transfer restrictions due to local connected lending requirements or similar regulatory restrictions. We therefore do not include such amounts into our freely transferable liquidity reserves.

Composition of our freely transferable liquidity reserves by parent company (including branches) and subsidiaries

		Dec 31, 2014		Dec 31, 2013

in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value

Available cash and cash equivalents (held primarily at central banks)	65	65	78	77
Parent (incl. foreign branches)	54	54	68	67
Subsidiaries	11	11	10	10

Highly liquid securities (includes government, government guaranteed and agency securities)	103	96	95	89
Parent (incl. foreign branches)	81	75	71	67
Subsidiaries	23	20	24	22

Other unencumbered central bank eligible securities	16	11	23	17
Parent (incl. foreign branches)	14	10	17	13
Subsidiaries	2	1	6	4

Total liquidity reserves	184	171	196	183
Parent (incl. foreign branches)	149	139	156	147
Subsidiaries	35	32	41	36

As of December 31, 2014, our freely transferable liquidity reserves amounted to € 184 billion compared with € 196 billion as of December 31, 2013. The primary driver of the decrease of € 12 billion in 2014 was a reduction of € 19 billion in our unsecured wholesale funding during the year, together with reductions in other liability sources. Our average liquidity reserves during the year were € 190 billion compared with € 216 billion during 2013. In the table above the carrying value represents the market value of our liquidity reserves while the liquidity value reflects our assumption of the value that could be obtained, primarily through secured funding, taking into account the experience observed in secured funding markets at times of stress.

Deutsche Bank	1 – Management Report	217
Financial Report 2014	Risk Report
	Liquidity Risk

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

They include a prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (i.e., rating downgrade), market related events (i.e., systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade. We apply stress scenarios to selected significant currencies and entities. As a result of the recent downgrades of Deutsche Bank’s credit ratings, we have adjusted the most severe idiosyncratic scenario (previously “A-2/P-2”). This scenario is now called “severe downgrade scenario” and describes a downgrade of Deutsche Bank to a long-term rating level of BBB/Baa2 and short-term rating of A-3/P-3 across all major rating agencies.

Under each of these scenarios we assume a high degree of rollovers of maturing loans to non-wholesale customers (in order to support franchise value) whereas the rollover of liabilities will be partially or fully impaired resulting in a funding gap. In this context, wholesale funding from the most risk sensitive sources (including unsecured funding from commercial banks, money market mutual funds, as well as asset backed commercial paper) is assumed to contractually roll off in the acute phase of stress. In addition, we analyze the potential funding requirements from contingent risks which could materialize under stress. Those include drawings of credit facilities, increased collateral requirements under derivative agreements as well as outflows from deposits with a contractual rating trigger. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include our Liquidity Reserves, as well as potential further asset liquidity from other unencumbered securities. Stress testing is conducted at a global and individual legal entity level and across significant non-eurozone currencies, in particular USD as the major non-EUR funding currency. We review material stress-test assumptions on a regular basis and have increased the severity of a number of these assumptions through the course of 2014.

Stress testing is fully integrated in our liquidity risk management framework. For this purpose we use the contractual wholesale cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on-balance sheet and off-balance sheet products. Beyond the eight week time horizon we analyze on a monthly basis the impact of a more prolonged stress period extending out to twelve months. The liquidity stress testing provides the basis for the bank’s contingency funding plan which is approved by the Management Board.

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The stress testing analysis is performed daily. The following table shows, that under each of our defined and regularly reviewed scenarios we would maintain a positive net liquidity position, as the counterbalancing liquidity we could generate via different sources more than offsets our cumulative funding gap over an eight-week horizon after occurrence of the triggering event.

Deutsche Bank	1 – Management Report	218
Financial Report 2014	Risk Report
	Liquidity Risk

Global All Currency Monthly Stress Testing Results

	Dec 31, 2014			Dec 31, 2013[1]

in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position

Systemic market risk	49	183	134	31	179	148

Emerging markets	9	185	176	10	195	185

1 notch downgrade (DB specific)	42	166	124	37	178	141

Severe downgrade (DB specific)	163	202	38	170	208	37

Combined[4]	190	214	24	181	204	23

[1]	2013 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
[2]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[3]	Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
[4]	Combined impact of systemic market risk and severe downgrade.

Global USD Monthly Stress Testing Results

	Dec 31, 2014			Dec 31, 2013[1]

in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position

Combined[4]	92	149	56	89	132	43

[1]	2013 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
[2]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[3]	Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
[4]	Combined impact of systemic market risk and severe downgrade.

The following table presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies for all currencies.

Additional Contractual Obligations

	Dec 31, 2014		Dec 31, 2013

in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade

Contractual derivatives funding or margin requirements	6,806	7,893	5,459	9,071

Other contractual funding or margin requirements	529	689	0	502

With the increasing importance of liquidity management in the financial industry, we maintain an active dialogue with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and support efforts to create industry-wide standards to evaluate and manage liquidity risk at financial institutions. In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act, the CRR, the Single Supervisory Mechanism and accompanying regulations.

Liquidity Requirements under CRR

As part of the Basel 3 rules, the Basel Committee on Banking Supervision specified two minimum liquidity standards for banks:

The Liquidity Coverage Ratio (LCR): Finalized by the Basel Committee in January 2013, the LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the European Commission Delegated Act, published on January 17, 2015. Compliance with the LCR, will not be required in Europe until October 1, 2015 at the earliest. The Liquidity Coverage Ratio is subject to a transitional phase-in period, starting at 60 % in October 2015, which will be increased to 70 % in 2016, 80 % in 2017 and 100 % in 2018. The European Banking Authority (EBA) is in the process of consulting on reporting formats for calculating the standard, in accordance with the Delegated Act.

Deutsche Bank	1 – Management Report	219
Financial Report 2014	Risk Report
	Liquidity Risk

In order to allow for better comparability, our pro forma LCR of 119 % as of December 31, 2014 has been calculated in accordance with the Basel 3 specification.

The Net Stable Funding Ratio (NSFR): Basel 3 also contains a proposal to introduce a net stable funding ratio (NSFR) to reduce medium to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held).

Although the NSFR is scheduled to become a minimum standard internationally, by January 1, 2018, the ratio is subject to national implementation. In Europe, rules on the NSFR are due to be finalized by the European Commission, in the form of a Delegated Act due in 2016. Therefore, for European banks, the final format of the ratio and associated implementation timeframe has not yet been confirmed.

Asset Encumbrance

On June 27, 2014 the EBA published guidelines on the disclosure of encumbered and unencumbered assets as mandated by Article 443 CRR. They represent a first step in determining a framework for asset encumbrance and will form the basis of the binding technical standards that the EBA will develop by 2016. We have used these guidelines to complete the following section.

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

This section refers to asset encumbrance in the group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Thereunder not included are insurance companies or companies outside the finance sector. Assets pledged by our insurance subsidiaries are included in Note 22 “Assets Pledged and Received as Collateral” of the Consolidated Financial Statements, and restricted assets held to satisfy obligations to insurance companies’ policy holders are included within Note 39 “Information on Subsidiaries” of the Consolidated Financial Statements.

Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.

The readily available value represents the current balance sheet carrying value rather than any form of stressed liquidity value (see the “Liquidity Reserves” section for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be ready available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other could be packaged into a format that would be suitable for use to generate funding.

Deutsche Bank	1 – Management Report	220
Financial Report 2014	Risk Report Liquidity Risk

Encumbered and unencumbered assets

						Dec 31, 2014

			Carrying value		Fair value

			Unencumbered assets

in € bn. On-balance sheet	Assets	Encumbered assets	Readily available	Other	Encumbered assets	Unencumbered assets

Debt securities	184.2	42.4	141.8	0	42.4	141.8

Equity instruments	69.5	49.7	19.8	0	49.7	19.8

Other assets:
Cash and due from banks & Interest earning deposits with Banks	82.0	6.9	75.1	0
Securities borrowed or purchased under resale agreements[1]	43.6	0	0	43.6
Financial assets at fair value through profit and loss[2]
Trading assets	17.1	0	17.1	0
Positive market value from derivative financial instruments	630.4	0	0	630.4
Securities borrowed or purchased under resale agreements[1]	80.9	0	0	80.9
Other financial assets at fair value through profit or loss	14.9	0	14.9	0
Financial assets available for sale[2]	2.9	0	2.9	0
Loans	398.0	44.9	19.4	333.7
Other assets	166.5	62.9	0	103.6

Total	1,689.9	206.7	291.0	1,192.2

[1]

Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below.

[2]	Excludes Debt securities and Equity instruments (separately disclosed above).

				Dec 31, 2014

	Fair value of collateral received

			Unencumbered assets

in € bn. Off-balance sheet	Assets	Encumbered assets	Readily available	Other

Collateral received:	253.1	201.9	49.8	1.4
Debt securities	175.4	127.0	48.4	0
Equity instruments	76.3	74.9	1.4	0
Other collateral received	1.4	0	0	1.4

Own debt securities issued other than covered bonds and asset backed securities	0	0	0	0

The above tables set out a breakdown of on- and off-balance sheet items, broken down between encumbered, readily available and other. Any securities borrowed or purchased under resale agreements are shown based on the fair value of collateral received.

The above tables of encumbered assets include assets that are not encumbered at an individual entity level, but which may be subject to restrictions in terms of their transferability within the group. Such restrictions may be due to local connected lending requirements or similar regulatory restrictions. In this situation it is not feasible to identify individual balance sheet items that cannot be transferred. “Own debt securities issued other than covered bonds and asset backed securities” refers to those own bond holdings that are not derecognized from the balance sheet by a non-IFRS institution. This is not applicable for Deutsche Bank AG.

Deutsche Bank	1 – Management Report	221
Financial Report 2014	Risk Report Liquidity Risk

		Dec 31, 2014

in € bn.	Matching liabilities, contingent liabilities, securities lent	Carrying value of encumbered assets, fair value of encumbered collateral received and own debt securities issued

On-balance/off-balance sheet amount of selected financial liabilities and financial assets	382.5	408.7

The above table shows the total amount of encumbered on- and off-balance sheet assets against the corresponding liabilities, contingent liabilities or securities lent that have given rise to the encumbrance. At December 31, 2014, only € 207 billion of the Group’s on-balance sheet assets were encumbered. These assets primarily related to firm financing of trading inventory and other securities, to funding (i.e., Pfandbriefe and covered bonds) secured against loan collateral and to cash collateral for derivative margin requirements.

As of December 31, 2014, the Group had received securities as collateral with a fair value of € 253 billion, of which € 202 billion were sold or on pledged. These pledges typically relate to trades to facilitate client activity, including prime brokerage, collateral posted in respect of Exchange Traded Funds and derivative margin requirements.

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

The modelling profiles are part of the overall liquidity risk management framework (see section “Stress Test” for short-term liquidity positions ≤1year and section “Funding Matrix” for long-term liquidity positions > 1year) which is defined and approved by the Management Board.

The following tables present a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2014 and 2013, respectively.

Deutsche Bank	1 – Management Report	222
Financial Report 2014	Risk Report Liquidity Risk

Analysis of the earliest contractual maturity of assets

	Dec 31, 2014
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and deposits with banks	78,501	2,695	194	16	15	1,780	101	120	151	83,572

Central bank funds sold	0	0	0	0	0	0	0	0	0	0

Securities purchased under resale agreements	4	3,553	2,416	8,143	1,659	1,719	51	240	12	17,796
With banks	4	2,154	533	647	333	561	0	2	12	4,245
With customers	0	1,399	1,883	7,496	1,326	1,159	51	238	0	13,551

Securities borrowed	21,598	4,202	0	0	0	0	0	0	34	25,834
With banks	550	964	0	0	0	0	0	0	0	1,515
With customers	21,047	3,238	0	0	0	0	0	0	34	24,319

Financial assets at fair value through profit or loss – trading	840,858	43,382	12,360	5,371	2,068	2,090	4,855	7,624	24,316	942,924
Trading assets	195,681	0	0	0	0	0	0	0	0	195,681
Fixed-income securities and loans	124,462	0	0	0	0	0	0	0	0	124,462
Equities and other variable-income securities	69,831	0	0	0	0	0	0	0	0	69,831
Other trading assets	1,387	0	0	0	0	0	0	0	0	1,387
Positive market values from derivative financial instruments	629,958	0	0	0	0	0	0	0	0	629,958
Financial assets designated at fair value through profit or loss	15,219	43,382	12,360	5,371	2,068	2,090	4,855	7,624	24,316	117,285
Securities purchased under resale agreements	1,757	36,255	11,109	4,568	1,883	501	1,530	1,849	1,021	60,473
Securities borrowed	13,462	5,783	1,159	0	0	0	0	0	0	20,404
Fixed-income securities and loans	0	1,344	92	660	184	1,588	3,010	5,775	12,957	25,612
Equities and other variable-income securities	0	0	0	0	0	0	0	0	10,339	10,339
Other financial assets designated at fair value through profit or loss	0	0	0	142	0	1	315	0	0	459

Positive market values from derivative financial instruments qualifying for hedge accounting	0	30	140	108	69	37	177	791	3,050	4,403

Financial assets available for sale	20	1,895	1,610	2,797	643	774	4,702	25,756	26,099	64,297
Fixed-income securities and loans	20	1,895	1,610	2,797	643	774	4,408	25,754	24,137	62,038
Equities and other variable-income securities	0	0	0	0	0	0	295	2	1,962	2,259

Loans	19,917	35,866	32,121	26,780	9,101	11,591	26,638	69,501	174,098	405,612
To banks	880	4,744	4,945	4,986	1,321	944	2,859	1,974	408	23,059
To customers	19,037	31,122	27,176	21,794	7,780	10,647	23,779	67,528	173,690	382,553
Retail	3,947	10,852	4,038	4,836	2,884	3,288	9,491	25,572	131,277	196,186
Corporates and other customers	15,090	20,270	23,138	16,959	4,896	7,359	14,288	41,955	42,412	186,367

Other financial assets	119,485	474	387	349	113	99	18	76	4,050	125,050

Total financial assets	1,080,383	92,098	49,229	43,564	13,668	18,090	36,542	104,108	231,809	1,669,490

Other assets	15,514	1,322	707	626	196	260	268	763	19,559	39,214

Total assets	1,095,896	93,421	49,935	44,189	13,864	18,350	36,809	104,871	251,368	1,708,703

Deutsche Bank	1 – Management Report	223
Financial Report 2014	Risk Report Liquidity Risk

Analysis of the earliest contractual maturity of assets

	Dec 31, 2013
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and deposits with banks	86,474	6,911	50	131	1,383	26	55	38	70	95,139

Central bank funds sold	0	0	0	0	0	0	0	0	0	0

Securities purchased under resale agreements	529	10,359	6,437	4,917	3,449	665	999	8	0	27,363
With banks	304	3,564	786	1,028	0	0	77	8	0	5,766
With customers	225	6,795	5,651	3,890	3,449	665	923	0	0	21,596

Securities borrowed	20,648	171	0	0	0	0	0	22	30	20,870
With banks	1,664	0	0	0	0	0	0	0	0	1,664
With customers	18,983	171	0	0	0	0	0	22	30	19,205

Financial assets at fair value through profit or loss – trading	738,021	101,913	17,680	6,432	2,658	1,027	4,086	6,393	21,046	899,257
Trading assets	210,070	0	0	0	0	0	0	0	0	210,070
Fixed-income securities and loans	143,947	0	0	0	0	0	0	0	0	143,947
Equities and other variable-income securities	61,393	0	0	0	0	0	0	0	0	61,393
Other trading assets	4,730	0	0	0	0	0	0	0	0	4,730
Positive market values from derivative financial instruments	504,590	0	0	0	0	0	0	0	0	504,590
Financial assets designated at fair value through profit or loss	23,360	101,913	17,680	6,432	2,658	1,027	4,086	6,393	21,046	184,597
Securities purchased under resale agreements	8,485	84,607	13,783	3,789	2,054	749	1,914	1,081	301	116,764
Securities borrowed	14,875	14,187	3,424	0	0	0	0	0	0	32,485
Fixed-income securities and loans	0	3,109	474	2,531	598	273	2,106	5,128	10,806	25,025
Equities and other variable-income securities	0	10	0	0	1	0	16	0	9,872	9,898
Other financial assets designated at fair value through profit or loss	0	0	0	111	6	5	50	185	67	424

Positive market values from derivative financial instruments qualifying for hedge accounting	0	15	82	163	31	37	227	1,562	1,895	4,011

Financial assets available for sale	0	1,533	1,641	1,900	749	737	4,756	20,317	16,692	48,326
Fixed-income securities and loans	0	1,533	1,641	1,900	749	737	4,572	20,317	14,962	46,413
Equities and other variable-income securities	0	0	0	0	0	0	183	0	1,730	1,913

Loans	18,458	41,810	21,623	20,283	9,662	9,730	26,867	64,249	163,899	376,582
To banks	322	4,043	5,152	4,236	1,752	882	2,610	4,053	389	23,440
To customers	18,136	37,767	16,470	16,047	7,909	8,848	24,258	60,196	163,510	353,142
Retail	3,911	13,715	2,973	5,204	3,257	3,177	9,294	24,055	124,745	190,331
Corporates and other customers	14,226	24,052	13,497	10,844	4,652	5,671	14,961	36,139	38,770	162,810

Other financial assets	87,181	780	353	216	93	103	40	0	3,541	92,307

Total financial assets	951,311	163,492	47,865	34,042	18,025	12,326	37,031	92,588	207,173	1,563,854

Other assets	19,633	3,374	988	703	372	254	426	1,064	20,733	47,546

Total assets	970,944	166,866	48,852	34,745	18,397	12,581	37,457	93,652	227,906	1,611,400

The following tables present a maturity analysis of our total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2014 and 2013, respectively.

Deutsche Bank	1 – Management Report	224
Financial Report 2014	Risk Report Liquidity Risk

Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2014
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	298,701	45,396	114,001	31,733	9,820	8,832	5,557	7,618	11,276	532,931
Due to banks	55,538	6,866	12,896	10,400	3,243	1,862	2,593	5,741	9,212	108,350
Due to customers	243,163	38,530	101,105	21,333	6,577	6,970	2,964	1,878	2,064	424,584
Retail	96,651	18,777	83,460	4,919	2,105	1,816	1,095	744	215	209,781
Corporates and other customers	146,512	19,753	17,645	16,414	4,473	5,154	1,869	1,134	1,849	214,803

Trading liabilities	652,045	0	0	0	0	0	0	0	0	652,045
Trading securities	41,112	0	0	0	0	0	0	0	0	41,112
Other trading liabilities	731	0	0	0	0	0	0	0	0	731
Negative market values from derivative financial instruments	610,202	0	0	0	0	0	0	0	0	610,202

Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	2,560	6,612	4,573	12,082	1,300	1,047	2,263	2,909	3,686	37,032
Securities sold under repurchase agreements	1,361	4,241	3,711	11,058	393	0	288	0	0	21,053
Long-term debt	6	116	334	734	553	672	1,582	2,716	3,205	9,919
Other financial liabilities designated at fair value through profit or loss	1,193	2,255	527	289	355	375	394	193	481	6,061

Investment contract liabilities	0	30	61	61	61	726	93	1,493	5,999	8,523

Negative market values from derivative financial instruments qualifying for hedge accounting	0	42	240	350	231	55	398	1,145	2,602	5,063

Central bank funds purchased	986	0	0	0	0	0	0	0	0	986

Securities sold under repurchase agreements	3,677	1,397	3,225	1,001	202	400	0	0	0	9,901
Due to banks	3,518	1,170	3,155	1,001	202	400	0	0	0	9,445
Due to customers	158	227	70	0	0	0	0	0	0	456

Securities loaned	1,960	15	1	0	0	0	0	0	363	2,339
Due to banks	130	5	0	0	0	0	0	0	1	136
Due to customers	1,830	10	1	0	0	0	0	0	361	2,203

Other short term borrowings	26,642	5,099	2,766	4,499	1,995	1,929	0	0	0	42,931

Long-term debt	0	1,027	4,778	6,261	6,401	7,272	24,219	51,257	43,622	144,837
Debt securities – senior	0	923	3,833	5,190	5,616	6,767	18,224	46,138	32,755	119,446
Debt securities – subordinated	0	0	645	262	601	236	500	169	2,633	5,047
Other long-term debt – senior	0	104	300	750	148	124	5,291	4,351	7,930	18,999
Other long-term debt – subordinated	0	0	0	59	35	145	205	598	304	1,345

Trust Preferred Securities	0	832	3,053	655	89	277	726	4,757	184	10,573

Other financial liabilities	155,055	884	3,126	217	78	174	352	20	23	159,929

Total financial liabilities	1,141,627	61,336	135,822	56,857	20,177	20,712	33,608	69,200	67,754	1,607,093

Other liabilities	28,288	0	0	0	0	0	0	0	0	28,288

Total equity	0	0	0	0	0	0	0	0	73,223	73,223

Total liabilities and equity	1,169,915	61,336	135,822	56,857	20,177	20,712	33,608	69,200	140,976	1,708,604

Off-balance sheet commitments given	6,924	10,505	10,433	16,063	10,182	15,092	28,165	93,727	25,441	216,533

Banks	203	815	1,995	2,316	696	1,009	1,873	1,700	761	11,368

Retail	682	324	284	548	526	1,009	2,183	1,010	6,817	13,383

Corporates and other customers	6,039	9,366	8,154	13,199	8,960	13,075	24,108	91,017	17,864	191,782

Deutsche Bank	1 – Management Report	225
Financial Report 2014	Risk Report Liquidity Risk

Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2013
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	290,284	66,181	117,026	16,936	7,290	6,258	4,849	8,203	10,721	527,750
Due to banks	61,302	15,357	9,993	6,987	1,503	1,154	2,801	5,982	9,099	114,176
Due to customers	228,982	50,824	107,034	9,949	5,788	5,104	2,048	2,222	1,623	413,574
Retail	89,689	5,874	90,186	3,695	2,825	2,478	1,144	1,065	194	197,149
Corporates and other customers	139,294	44,950	16,848	6,254	2,963	2,626	904	1,157	1,429	216,425

Trading liabilities	539,232	0	0	0	0	0	0	0	0	539,232
Trading securities	54,951	0	0	0	0	0	0	0	0	54,951
Other trading liabilities	853	0	0	0	0	0	0	0	0	853
Negative market values from derivative financial instruments	483,428	0	0	0	0	0	0	0	0	483,428

Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	25,428	12,660	39,535	1,639	654	770	1,835	4,673	2,717	89,911
Securities sold under repurchase agreements	22,870	11,887	38,221	639	26	0	0	0	0	73,642
Long-term debt	531	16	774	479	425	637	1,387	2,649	2,443	9,342
Other financial liabilities designated at fair value through profit or loss	2,028	757	540	521	202	133	449	2,023	274	6,927

Investment contract liabilities	0	25	50	50	50	692	72	1,255	5,871	8,067

Negative market values from derivative financial instruments qualifying for hedge accounting	0	1	19	17	13	5	57	181	323	616

Central bank funds purchased	2,056	0	0	0	0	400	0	0	0	2,455

Securities sold under repurchase agreements	6,477	3,227	703	519	0	0	0	0	0	10,926
Due to banks	6,405	2,077	469	447	0	0	0	0	0	9,399
Due to customers	72	1,150	234	71	0	0	0	0	0	1,528

Securities loaned	2,079	27	0	0	0	0	0	0	198	2,304
Due to banks	215	15	0	0	0	0	0	0	0	230
Due to customers	1,865	12	0	0	0	0	0	0	198	2,075

Other short term borrowings	36,693	6,950	9,252	5,076	408	1,388	0	0	0	59,767

Long-term debt	0	8,903	6,692	5,685	4,690	5,395	17,636	42,665	41,417	133,082
Debt securities – senior	0	2,704	4,026	4,251	3,804	5,009	15,751	37,412	30,500	103,457
Debt securities – subordinated	0	62	2,318	871	152	241	763	620	2,550	7,578
Other long-term debt – senior	0	6,133	337	336	705	126	920	3,919	8,033	20,508
Other long-term debt – subordinated	0	5	10	227	28	19	201	714	334	1,539

Trust Preferred Securities	0	1,101	3,219	483	107	280	1,544	5,018	174	11,926

Other financial liabilities	131,965	525	3,374	91	350	226	468	254	107	137,362

Total financial liabilities	1,034,216	99,602	179,871	30,496	13,562	15,413	26,461	62,249	61,528	1,523,400

Other liabilities	32,841	0	0	0	0	0	0	0	0	32,841

Total equity	0	0	0	0	0	0	0	0	54,966	54,966

Total liabilities and equity	1,067,057	99,602	179,871	30,496	13,562	15,413	26,461	62,249	116,494	1,611,207

Off-balance sheet commitments given[1]	5,249	11,088	11,871	15,458	9,783	14,175	27,257	82,326	25,624	202,832

Banks	9	1,327	1,580	2,280	1,074	1,025	1,980	1,405	323	11,005

Retail	567	372	218	481	743	629	2,321	759	7,393	13,484

Corporates and other customers	4,673	9,390	10,073	12,696	7,966	12,520	22,956	80,162	17,909	178,344

[1]	In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

Deutsche Bank	1 – Management Report	226
Financial Report 2014	Risk Report
	Capital Management

Capital Management

Our Treasury function manages capital both at Group level and locally in each region. Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are fully committed to maintaining our sound capitalization both from an economic and regulatory perspective. We continually monitor and adjust our overall capital demand and supply in an effort to achieve the optimal balance of the economic and regulatory considerations at all times and from all perspectives. These perspectives include book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies.

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

Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

During the reporting period, we have applied the internal capital allocation framework that was originally initiated in 2013. A new methodology will come into effect in January 2015.

Under the methodology that was started in 2013, we allocated the average active equity to the business segments reflecting the regulatory requirements under CRR/CRD 4, as well as the communicated capital and return on equity targets. Regulatory capital demand then exceeded the demand from an economic perspective. Under this methodology, our internal demand for regulatory capital was derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level in accordance with the fully loaded CRR/CRD 4 framework. Consequently, our book equity allocation framework under this methodology was driven by risk-weighted assets and certain regulatory capital deduction items pursuant to the fully-loaded CRR/CRD 4 framework. If our average active equity exceeded the higher of the overall economic risk exposure or the regulatory capital demand, this surplus was assigned to Consolidation & Adjustments.

The new methodology to be introduced in 2015 incorporates the growing importance of leverage requirements for the bank. Regulatory requirements will now be driven by the higher of CET1 ratio (solvency) and Leverage ratio (leverage) requirements. In terms of order for the internal capital allocation, solvency-based allocation comes first, then incremental leverage-driven allocation. The new methodology utilises a two step approach: Allocation of Average Active Equity solvency-based first until the externally communicated target of a 10 % CET1 solvency ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then incremental leverage

Deutsche Bank	1 – Management Report	227
Financial Report 2014	Risk Report
	Capital Management

capital allocation based on pro-rata leverage exposure of divisions to satisfy the externally communicated target of a 3.5 % leverage ratio (CRR/CRD 4 calculated on a fully loaded basis). The allocation can be changed if the externally communicated targets for the CET1 and leverage ratio should be adjusted. The new methodology also applies different rates for the cost of equity for each of the business segments, reflecting in a more differentiated way the earnings volatility of the individual business models. This enables improved performance management and investment decisions.

The 2013 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until the 2014 Annual General Meeting (May 22, 2014), 31.3 million shares were purchased, of which 9.4 million via derivatives. The shares purchased were used for equity compensation purposes in the same period.

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until December 31, 2014, we purchased 17.2 million shares. The shares purchased were used for equity compensation purposes and for the Global Share Purchase Plan (GSPP) for Deutsche Bank employees in the same period. Consequently, the number of shares held in Treasury from buybacks was 0.1 million as of December 31, 2014.

To take advantage of Deutsche Bank’s low share price in the third quarter 2014, Treasury unwound 8.9 million physically settled call options purchased between May 2012 and February 2014 and entered into 8.9 million new physically settled call options with significantly lower strike prices. These call options were purchased under the authorization from the 2014 Annual General Meeting. Of the 8.9 million call options, 2.3 million have a remaining maturity of more than 18 months.

The 2013 Annual General Meeting further replaced an existing authorized capital with a face value of € 230.4 million (90 million shares) by a new authorization in the same amount, but with broader scope also allowing for share issuance excluding pre-emptive rights. The total face value of available authorized capital amounted to € 922 million (360 million shares). In addition, the conditional capital available to the Management Board had a total face value of € 691 million (270 million shares).

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion. The number of shares of Deutsche Bank AG increased by 359.8 million, from 1,019.5 million to 1,379.3 million, and includes both the issuance of 59.9 million new shares without subscription rights to an anchor investor, and our fully underwritten public offering of 299.8 million new shares via subscription rights.

Prior to the launch of the fully underwritten rights offering, we issued 59.9 million new shares at a price of € 29.20 to Paramount Services Holdings Ltd., an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani of Qatar, who intends to remain an anchor investor in Deutsche Bank. The transaction, which we structured as a capital increase excluding subscription rights, was not subject to the registration requirements of the U.S. Securities Act of 1933, and was not offered or sold in the United States. The gross proceeds of this offering were € 1.7 billion.

In the fully underwritten public offering with subscription rights, 299.8 million new registered no par value shares (common shares) were issued. The subscription price was € 22.50 per share. 99.1 % of the subscription rights were exercised. The remaining new shares that were not subscribed were sold in the market. The gross proceeds from the offering amounted to € 6.8 billion.

Deutsche Bank	1 – Management Report	228
Financial Report 2014	Risk Report
	Capital Management

With the capital increase, the authorized capital available to the Management Board was reduced from € 922 million (360 million shares) to a total face value of € 0.6 million (0.2 million shares). In addition, the 2014 Annual General meeting authorized capital with a face value of € 256 million (100 million shares).

As mentioned, prior to the 2014 Annual General meeting, the conditional capital available to the Management Board was € 691 million (270 million shares). Following an authorization of new conditional capital of € 256 million (100 million shares) through a partial replacement of old authorizations, the conditional capital now stands at € 486 million (190 million shares). Moreover, the 2014 Annual General meeting authorized the issuance of “naked” participatory notes for the purpose of Additional Tier 1 (AT1) capital.

Deutsche Bank AG executed two transactions to issue AT1 notes with a total volume of € 4.7 billion, one in May and one in November 2014. These transactions materially complete the overall targeted volume of approximately € 5 billion of CRR/CRD 4 compliant Additional Tier 1 capital which were planned to be issued by the end of 2015.

On May 20, 2014, Deutsche Bank AG issued undated AT1 Notes with an equivalent value of € 3.5 billion. The offering consisted of three tranches: a € 1.75 billion tranche with a coupon of 6%, a U.S.$ 1.25 billion tranche with a coupon of 6.25 % and a GBP 650 million tranche with a coupon of 7.125%. All tranches were priced at an issue price of par (100%) or greater. The denominations of the individual notes are € 100,000, $ 200,000 and GBP 100,000, respectively.

The AT1 Notes take the form of participatory notes with temporary write-down at a trigger level of 5.125 % phase-in Common Equity Tier 1 capital ratio. The AT1 Notes were issued with attached warrants, excluding shareholders’ pre-emptive rights. This decision is based on the authorization granted by the 2012 Annual General Meeting. Each AT1 Note carries one warrant, entitling the owner to purchase one common share in Deutsche Bank AG. Warrants to subscribe for a total of 30,250 shares from all three tranches, which had originally been attached to the notes, were detached by an initial subscriber. The warrants expired in the fourth quarter of 2014 and had not been exercised.

On November 18, 2014, Deutsche Bank placed undated Additional Tier 1 Notes with a principal amount of $ 1.5 billion (€ 1.2 billion equivalent). The denominations of the notes are $ 200,000. The notes are registered with the U.S. Securities and Exchange Commission. As with the AT1 Notes issued in May 2014, the securities are subject to a write-down provision if Deutsche Bank’s Common Equity Tier 1 capital ratio (under the phase-in rules) falls below 5.125 % and are subject to other loss absorption features pursuant to the applicable capital rules. The AT1 notes were issued under the new authorization of the 2014 Annual General meeting and did not have attached warrants.

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions, and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For December 31, 2014, this resulted in eligible Additional Tier 1 instruments of € 14.6 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 10.0 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). Four Hybrid Tier 1 capital instruments with a notional of € 2.7 billion and an eligible equivalent amount of € 2.5 billion have been called in 2014. € 8.6 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

The Tier 2 instrument types (subordinated debt, profit participation rights, cumulative preferred securities) and the categorization into Upper and Lower Tier 2 capital according to Basel 2.5 no longer apply under CRR/CRD 4.

Deutsche Bank	1 – Management Report	229
Financial Report 2014	Risk Report
	Regulatory Capital

The total of our Tier 2 capital as of December 31, 2014 recognized during the transition period under CRR/CRD 4 was € 4.9 billion. Thereof, € 0.4 billion were legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital, representing the excess amount of the outstanding legacy Hybrid Tier 1 instruments above the respective cap during the transitional period (the so called ‘spill-over’). The gross notional value of the Tier 2 capital instruments was € 6.6 billion. The difference to the recognizable Tier 2 capital during the transition period under CRR/CRD 4 is mainly due to capital deductions for maturity haircuts, which provide for a straight proportional reduction of the eligible amount of an instrument in the last 5 years before maturity. Fifteen Tier 2 capital instruments with a total notional of € 3.3 billion have been called in 2014.

Regulatory Capital

Capital Adequacy

Starting January 1, 2014, the calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”). Thereunder not included are insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also “solvency margin”) calculation under the German Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

In light of the regulations given above the following information is based on the banking regulatory principles of consolidation.

The total regulatory capital pursuant to the effective regulations as of year-end 2014 comprises Tier 1 and Tier 2 (T2) capital. Tier 1 capital is subdivided into Common Equity Tier 1 (CET 1) capital and Additional Tier 1 (AT1) capital.

Common Equity Tier 1 (CET 1) capital consists primarily of common share capital including related share premium accounts, retained earnings and accumulated other comprehensive income, subject to regulatory adjustments (i.e. prudential filters and deductions).

Prudential filters for CET 1, according to Articles 32 to 35 CRR, comprise (i) securitized assets, (ii) cash flow hedges and changes in the value of own liabilities, (iii) unrealized gains and losses measured at fair value, and (iv) additional value adjustments.

Regulatory adjustments that apply to CET 1 capital entailed the exclusion of (i) intangible assets, (ii) deferred tax assets that rely on future profitability, (iii) shortfall of provisions to expected losses, and (iv) defined benefit pension fund assets.

For certain deduction items exemptions from deduction or alternative to deductions exist. Non-significant investments in the capital (CET 1, AT1, T2) of financial sector entities (especially if the investment is below 10 % of their CET 1 capital) have to be deducted from the corresponding capital component (CET 1, AT1, T2) to the extent that the sum of these investments exceeds 10 % of the institution’s own CET 1 capital. The amount below the 10 % threshold is risk weighted. Significant investments in the CET 1 instruments of financial sector entities (above or equal 10 % of their CET 1 capital) and deferred tax assets that rely on future profitability and

Deutsche Bank	1 – Management Report	230
Financial Report 2014	Risk Report
	Regulatory Capital

arise from temporary differences can be exempted from deduction where such items in aggregate are equal or less than 15 % of the relevant CET 1 capital. The amount eligible to be included in the 15 % threshold exemption are those amounts up to 10 % of the relevant CET 1 capital for each of the above referred significant investments in the capital of financial sector entities and deferred tax assets that rely on future profitability and arise from temporary differences. All items not deducted (i.e. amounts below the threshold) are subject to a risk weight of 250%. Investments in the capital of insurance entities that qualify as financial sector entities can be exempted from deduction for the calculation of the solvency margin of the financial conglomerate in accordance with the Financial Conglomerate Directive. The amount not deducted is subject to a risk-weight pursuant to the applicable rules for trading and banking book. Furthermore, institutions can opt for the deduction alternative for the exposure amount of certain items (e.g. securitizations positions in the banking book) which otherwise would qualify for a risk weight of 1,250%.

Further regulatory adjustments apply to all capital components: (i) direct, indirect and synthetic holdings in own capital instruments, (ii) reciprocal cross holdings in the capital of financial sector entities, and (iii) investments in the capital of financial sector entities. All deductions for investments in the capital of financial sector entities are made from the capital component for which they would qualify if issued by the bank itself.

During the transitional period additional specific regulatory adjustments are applicable. The CET 1 deduction amount can be split into the amount deducted pursuant to the new rules (i.e. the applicable percentage in 2014 is 20%) and the residual amount that is subject to specific transitional rules which reflect a substitute for previous national treatment. For the residual amount of CET 1 deductions different treatments are in place. The residual amount of intangible assets and direct holdings of own CET 1 instruments are deducted from Tier 1 capital. The residual amount of shortfall of provisions to expected losses as well as direct holdings of significant and non-significant investments in financial sector entities are deducted half from each of Tier 1 and Tier 2 capital.

Additional Tier 1 (AT1) capital consists of Additional Tier 1 capital instruments and related share premium accounts as well as noncontrolling interests that qualify for inclusion in consolidated AT1, subject to regulatory adjustments. To qualify as AT1 under CRR/CRD 4 instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at trigger point. The trigger level for such conversion or write-down is set at a CET 1 ratio of at least 5.125%. Further requirements have to be met, inter alia these instruments must be perpetual (i.e. not dated or with incentives to redeem) and the institution must have full dividend/coupon discretion at all times.

Tier 2 (T2) capital comprises eligible capital instruments and the related share premium and subordinated long-term debt, certain loan loss provisions and T2 noncontrolling interests that qualify for inclusion in consolidated T2. To qualify as T2 capital instruments or subordinated loans must have an original maturity of at least five years. Moreover, eligible capital instruments may not inter alia contain an incentive to redeem, a right of investors to accelerate repayment or a credit sensitive dividend feature.

Capital instruments that no longer qualify as AT1 or T2 capital are subject to grandfathering rules during transitional period and are phased out from 2013 to 2022 with their recognition capped at 80 % in 2014 and the cap decreasing by 10 % every year.

Basel 2.5 Solvency Measures

Our comparative numbers for year-end 2013 are based on Basel 2.5 rules. Major differences in the calculation of regulatory capital are related to tighter definition of all capital components and stricter regulatory adjustments applied in the calculation of the respective capital component as introduced by the CRR/CRD 4 framework.

Common Equity Tier 1 capital under Basel 2.5 consisted primarily of common share capital including related share premium accounts and retained earnings. Under CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out. Note however, that this entails no material changes for common shares under German law.

Deutsche Bank	1 – Management Report	231
Financial Report 2014	Risk Report
	Regulatory Capital

Amongst other, regulatory adjustments under Basel 2.5 included items that were deducted half from each of Tier 1 and Tier 2 capital such as deduction of financial and insurance entities where a bank holds more than 10 % of the capital, shortfall of provisions to expected loss or securitization positions which qualify for a risk weight of 1,250%. These items are treated differently under CRR/CRD 4, as outlined in the section above.

Other regulatory adjustments entailed the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. The reversal of these capital effects is also implemented under CRR/CRD 4 and further applies to all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities.

Under Basel 2.5 Additional Tier 1 capital consisted of hybrid capital components such as noncumulative trust preferred securities. Depending on the quality, the amount of hybrid capital instruments was subject to certain limits. These limits are not implemented under CRR/CRD 4 rules. Capital instruments no longer eligible are phased-out, however subject to grandfathering rules.

Tier 2 capital primarily comprised cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities. The amount of long-term subordinated debt that may be included as Tier 2 capital was limited to 50 % of Tier 1 capital. Total Tier 2 capital was limited to 100 % of Tier 1 capital. Under CRR/CRD 4 rules, these limits are not implemented. Capital instruments no longer eligible are phased-out, subject to grandfathering rules. Under CRR/CRD 4 unrealized gains no longer contribute to T2.

Capital Instruments

A description of the main features of the Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments issued by Deutsche Bank is published on Deutsche Bank’s website (https://www.db.com/ir/en/content/ capital_instruments_prospectuses.htm). In addition, this website provides full terms and conditions of all Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments.

Minimum capital requirements and additional capital buffers

The implementation of CRR/CRD 4 aims to strengthen the regulatory capital in the banking system in particular by setting higher minimum capital requirements for CET 1 capital and by introducing new capital buffer requirements that have to be met solely with CET 1 capital. New minimum capital requirements are phased-in starting in 2014, while new capital buffer requirements are phased-in starting 2016.

In 2013 under the Basel 2.5 regulation the minimum capital requirement of CET 1 capital has been set at 2 % of RWA. Under the new rules of CRR/CRD 4 this minimum requirement increased significantly to 4 % in 2014 and to 4.5 % from 2015 onwards, which represents the end of the phase in period of the CET 1 minimum capital requirement. The total capital requirement of 8 % demands further resources that may be met with up to 1.5 % AT1 capital and up to 2 % Tier 2 capital from 2015 onwards. Deutsche Bank is at year-end 2014 well above these minimum requirements.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin and ECB that, if undertaken, could have a direct material effect on our businesses. We complied with the regulatory capital adequacy requirements in 2014. Our subsidiaries which have to comply with own minimum capital standards and were not included in our regulatory consolidation due to their immateriality reported in one case an insignificant capital deficiency of € 16 thousands in 2014.

Deutsche Bank	1 – Management Report	232
Financial Report 2014	Risk Report
	Regulatory Capital

Beside the minimum capital requirement CRR/CRD 4 requires institutions to fulfill further capital buffers that can be drawn down in times of economic stress to absorb losses; nevertheless they are not classified as minimum requirements. The following gives an overview of the different capital buffers.

The capital conservation buffer is designed to ensure that institutions build up capital buffers outside periods of stress that may be drawn down when necessary. The capital conservation buffer equals a requirement of 2.5 % CET 1 of RWA. In Germany it is phased in during a transitional period from 2016 until 2019 in steps of 0.625%. It is implemented in Section 10c German Banking Act, based on Article 129 CRD 4. This buffer is therefore not applicable as of year-end 2014.

The countercyclical capital buffer, implemented in Section 10d German Banking Act, Sections 33 to 35 German Solvency Regulation based on Articles 135 to 139 CRD 4, aims to counter excessive credit growth in an economy. It is deployed when excess credit growth is associated with an increase in system wide risk. It is a weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. The buffer may vary between 0 % to 2.5 % CET 1 of RWA, in a given case even higher, depending on each individual requirement set by the different national regulators. It is introduced on a transitional basis from 2016 until 2019. As of year-end 2014, no countercyclical capital buffer was relevant for Deutsche Bank.

The buffer for global systemically important institutions (G-SII buffer), implemented in Section 10f German Banking Act, based on Article 131 (2), (4), (9) to (18) CRD 4, aims to address the “too-big-to fail” problem, i.e. the higher risk that these large financial institutions represent for the financial system due to their size, market importance or interconnectedness in case of a failure. To face this issue, banks are categorized into buckets that are linked with different buffer requirements, based on an indicator-based approach as proposed by the Financial Stability Board (FSB), which comprises five main indicators: size, interconnectedness, substitutability (i.e. lack of readily available substitutes or financial institution infrastructure), complexity and global (cross-jurisdictional) activity. The G-SII buffer will range from 1 % to 2.5 % CET 1 of RWA, depending on the above mentioned systemic importance of an institution. In addition, there is an initially empty bucket of 3.5 % as a means to discourage institutions from becoming even more systemically important. Deutsche Bank qualifies as a G-SII that falls into the second highest bucket, based on the indicators as published in 2014 on our website that was the basis for the requirement of 2 % CET 1 of RWA. The additional buffer requirement of 2 % will be phased in starting 2016. We will continue to publish our indicators on our website.

Another upcoming requirement to address the “too-big-to fail” problem is the total loss-absorbing capacity (TLAC) which is currently in the consultation process. The objective of this requirement is to ensure the availability of adequate loss-absorbing capacity for global systemically important institutions in resolution. An introduction is currently planned in 2019. Deutsche Bank monitors the development of this requirement on an ongoing basis to be prepared for its fulfillment.

In addition to the buffers introduced by Basel, national authorities may require for a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macroprudential risks that are not covered by the CRR. They can require an additional buffer of up to 5 % CET 1 of RWA. It is to be noted that usually only the higher one out of the systemic risk buffer and the G-SII buffer must be applied. This capital buffer was not applicable for Deutsche Bank as of year-end 2014.

The following chart presents the CRR/CRD 4 capital requirements that were applicable to Deutsche Bank at year-end 2014 as well as capital requirements that will be applicable from 2015 onwards. The chart shows the highest possible requirements that might occur based on the CRD 4 and its implementation into German law, before any additional requirements as a result of the Supervisory Review and Evaluation Process (SREP). Pursuant to the SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10% (on a phase-in basis) at all times.

Deutsche Bank	1 – Management Report	233
Financial Report 2014	Risk Report Regulatory Capital

Treatment of year-end profits for the solvency report

On February 11, 2015 we submitted the solvency report for Deutsche Bank Group as of December 31, 2014 to the regulatory authorities in line with the Decision (EU) (2015/4) of the ECB of February, 4 2015 defining the conditions under which credit institutions are permitted to include interim or year-end profits in CET 1 capital in accordance with Article 26 (2) CRR. According to this Decision at that point in time we excluded our full year profits in our CET 1 capital calculation resulting in the following capital figures, RWA and capital ratios.

Overview of Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 excluding year-end profits and Basel 2.5 (audited)

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	65,270	65,694	53,558
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,759)	(6,086)	(15,024)

Common Equity Tier 1 (CET 1) capital	45,511	59,608	38,534

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	14,696	12,701
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(57)	(10,907)	(519)

Additional Tier 1 (AT1) capital	4,619	3,789	12,182

Tier 1 capital (T1 = CET 1 + AT1)	50,129	63,397	50,717

Tier 2 (T2) capital before regulatory adjustments	12,412	4,913	7,787
Total regulatory adjustments to Tier 2 (T2) capital	(36)	(523)	(3,040)

Tier 2 (T2) capital	12,376	4,390	4,747

Total Regulatory capital (TC = T1 + T2)	62,506	67,787	55,464

Total risk-weighted assets	393,757	396,468	300,369

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.6	15.0	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.7	16.0	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	15.9	17.1	18.5

Deutsche Bank	1 – Management Report	234
Financial Report 2014	Risk Report Regulatory Capital

The Decision (EU) (2015/4) of the ECB allows the inclusion of year-end profits in CET 1 capital after deduction of the dividend formally proposed or decided by the management body.

The calculation of the regulatory capital numbers and ratios presented in this report include year-end profits after the deduction of a dividend payment of € 0.75 per share proposed by the Management Board to the Supervisory Board and the Annual General Meeting.

 Key developments

—

The Common Equity Tier 1 (CET 1, formerly: Core Tier 1) capital ratio, calculated on the basis of CRR/CRD 4 (phase-in rate of 20%), was 15.2 % as of December 31, 2014, compared with 12.8 % at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 (phase-in rate of 0%) CET 1 capital ratio was 14.6 % at year-end 2013.

—

CET 1 capital according to CRR/CRD 4 increased by € 21.6 billion to € 60.1 billion as of December 31, 2014, compared with € 38.5 billion CET 1 capital according to Basel 2.5. The framework change has led to a positive first-day application effect of € 10.4 billion due to the applicable phase-in rate of 20 % for 2014, mainly driven by the treatment of intangible assets of € 9.2 billion. During the transitional period, CRR/CRD 4 allows subtraction of certain CET 1 deductions from Additional Tier 1 capital instead of CET 1 capital, to ease the transition for banks to the “fully-loaded” rules. The remaining € 11.1 billion increase was mainly driven by our capital increase from authorized capital against cash contributions with gross proceeds of € 8.5 billion.

—

Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 8.4 billion to € 3.8 billion as of December 31, 2014, compared with € 12.2 billion AT1 capital according to Basel 2.5. We had a negative first-day effect from application of CRR/CRD 4 rules of € 12.0 billion, largely reflecting deductions from intangible assets of € 9.2 billion as well as the derecognition of AT1 instruments of € 2.2 billion that no longer qualify as AT1 capital. The first-day effect was partly offset by the issuance of CRR/CRD 4 compliant AT1 Notes of € 4.6 billion.

—

Tier 2 capital according to CRR/CRD 4 decreased by € 0.4 billion to € 4.4 billion as of December 31, 2014, compared with € 4.7 billion Tier 2 capital according to Basel 2.5, mainly due to redemptions and amortization adjustments that were partly offset by deduction reliefs from securitizations and significant investments in financial and insurance entities.

—

RWA according to CRR/CRD 4 increased by € 96 billion to € 397 billion as of December 31, 2014, compared with € 300 billion at year-end 2013 based on Basel 2.5. Our pro forma CRR/CRD 4 RWA were € 355 billion at year-end 2013. The RWA increase is mainly reflecting the impact from the CRR/CRD 4 framework including RWA for CVA, higher operational risk RWA and credit risk RWA including the impact from foreign exchange movements. That was partly offset by de-risking and asset sales.

Deutsche Bank	1 – Management Report	235
Financial Report 2014	Risk Report Regulatory Capital

Overview of Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 and Basel 2.5 (audited)

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	65,750	66,175	53,558
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,674)	(6,072)	(15,024)

Common Equity Tier 1 (CET 1) capital	46,076	60,103	38,534

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	14,696	12,701
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(57)	(10,902)	(519)

Additional Tier 1 (AT1) capital	4,619	3,794	12,182

Tier 1 capital (T1 = CET 1 + AT1)	50,695	63,898	50,717

Tier 2 (T2) capital before regulatory adjustments	12,412	4,891	7,787
Total regulatory adjustments to Tier 2 (T2) capital	(36)	(496)	(3,040)

Tier 2 (T2) capital	12,376	4,395	4,747

Total Regulatory capital (TC = T1 + T2)	63,072	68,293	55,464

Total risk-weighted assets	393,969	396,648	300,369

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.7	15.2	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.9	16.1	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	16.0	17.2	18.5

Overview of Regulatory Capital, RWA and Capital Ratios according to pro forma CRR/CRD 4 (unaudited)

	Dec 31, 2013
in € m.	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4
Common Equity Tier 1 capital before regulatory adjustments	53,846	53,557

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,850)	(1,824)

Common Equity Tier 1 (CET 1) capital	33,995	51,733

Additional Tier 1 (AT1) capital before regulatory adjustments	0	11,741

Total regulatory adjustments to Additional Tier 1 (AT1) capital	0	(12,785)

Additional Tier 1 (AT1) capital	0	0

Tier 1 capital (T1 = CET 1 + AT1)	33,995	51,733

Tier 2 (T2) capital before regulatory adjustments	14,291	6,085

Total regulatory adjustments to Tier 2 (T2) capital	(107)	(906)

Tier 2 (T2) capital	14,184	5,179

Total Regulatory capital (TC = T1 + T2)	48,179	56,912

Total risk-weighted assets	350,143	355,127

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7	14.6

Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.7	14.6

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	13.8	16.0

Deutsche Bank	1 – Management Report	236
Financial Report 2014	Risk Report Regulatory Capital

Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)

	Dec. 31, 2014			Dec. 31, 2013
in € m.	Financial Balance Sheet	Deconsolidation / Consolidation of entities	Regulatory Balance Sheet	Financial Balance Sheet	Deconsolidation / Consolidation of entities	Regulatory Balance Sheet	References[1]
Assets:

Cash and due from banks	20,055	(246)	19,809	17,155	(318)	16,836

Interest-earning deposits with banks	63,518	(1,358)	62,160	77,984	(838)	77,146

Central bank funds sold and securities purchased under resale agreements	17,796	0	17,796	27,363	0	27,363

Securities borrowed	25,834	(11)	25,823	20,870	(15)	20,855

Financial assets at fair value through profit or loss
Trading assets	195,681	(7,846)	187,835	210,070	(9,921)	200,149
Positive market values from derivative financial instruments	629,958	421	630,379	504,590	779	505,369
Financial assets designated at fair value through profit or loss	117,285	(12,490)	104,795	184,597	(11,985)	172,611

Total financial assets at fair value through profit or loss	942,924	(19,915)	923,009	899,257	(21,128)	878,129

Financial assets available for sale	64,297	434	64,731	48,326	(2,738)	45,588

Equity method investments	4,143	(218)	3,925	3,581	(195)	3,386	h
thereof: Goodwill	430	0	430	25	0	25	e

Loans	405,612	(3,348)	402,264	376,582	(7,413)	369,168

Property and equipment	2,909	(193)	2,716	4,420	(166)	4,254

Goodwill and other intangible assets	14,951	(1,817)	13,134	13,932	(1,943)	11,990	e

Other assets	137,980	(1,027)	136,953	112,539	4,200	116,739
thereof: Defined benefit pension fund assets	961	0	961	639	0	639	g

Assets for current tax	1,819	(115)	1,704	2,322	(6)	2,317

Deferred tax assets	6,865	(16)	6,849	7,071	(83)	6,987	f

Total assets	1,708,703	(27,832)	1,680,872	1,611,400	(30,643)	1,580,758

Liabilities and equity:

Deposits	532,931	4,823	537,754	527,750	5,167	532,917

Central bank funds purchased and securities sold under repurchase agreements	10,887	0	10,887	13,381	0	13,381

Securities loaned	2,339	(10)	2,329	2,304	(12)	2,292

Financial liabilities at fair value through profit or loss
Trading liabilities	41,843	(200)	41,643	55,804	(219)	55,585
Negative market values from derivative financial instruments	610,202	603	610,805	483,428	1,512	484,941
Financial liabilities designated at fair value through profit or loss	37,131	(2,315)	34,816	90,104	(2,307)	87,797
Investment contract liabilities	8,523	(8,523)	0	8,067	(8,067)	0

Total financial liabilities at fair value through profit or loss	697,699	(10,435)	687,264	637,404	(9,081)	628,323

Other short-term borrowings	42,931	(8,780)	34,151	59,767	(11,784)	47,983

Other liabilities	183,823	(12,628)	171,195	163,595	13,639	149,956

Provisions	6,677	(81)	6,596	4,524	(88)	4,435

Liabilities for current tax	1,608	(40)	1,568	1,600	(45)	1,556

Deferred tax liabilities	1,175	(443)	732	1,101	(331)	769

Long-term debt	144,837	772	145,609	133,082	(1,057)	132,025
thereof: Subordinated long-term debt[2]	6,392	0	6,392	9,117	13	9,131	j, k

Trust preferred securities[2]	10,573	516	11,089	11,926	455	12,380	j, k

Obligation to purchase common shares	0	0	0	0	0	0

Total liabilities	1,635,481	(26,308)	1,609,173	1,556,434	30,416	1,526,019

Common shares, no par value, nominal value of € 2.56	3,531	0	3,531	2,610	0	2,610	a

Additional paid-in capital	33,626	(5)	33,621	26,204	(12)	26,192	a

Retained earnings	29,279	(1,107)	28,171	28,376	(516)	27,860	b

Common shares in treasury, at cost	(8)	0	(8)	(13)	0	(13)	a

Accumulated other comprehensive income, net of tax	1,923	(306)	1,617	(2,457)	418	(2,039)	c

Total shareholders’ equity	68,351	(1,419)	66,932	54,719	(110)	54,609

Additional equity components	4,619	0	4,619	0	0	0	i

Noncontrolling interests	253	(105)	148	247	(117)	130	d

Total equity	73,223	(1,523)	71,699	54,966	(227)	54,739

Total liabilities and equity	1,708,703	(27,832)	1,680,872	1,611,400	(30,643)	1,580,758

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Transitional template for Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 (unaudited) and Basel 2.5 (audited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Eligible Additional Tier 1 and Tier 2 instruments are reflected in these balance sheet positions with their values according to IFRS.

Deutsche Bank	1 – Management Report	237
Financial Report 2014	Risk Report Regulatory Capital

Transitional template for Regulatory Capital, RWA and Capital Ratios according to CRR/CRD 4 (unaudited) and Basel 2.5 (audited)

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5	References[1]
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,144	37,144	28,789	a
Thereof: Ordinary shares[2]	37,144	37,144	28,789	a

Retained earnings	26,509	26,509	27,195	b

Accumulated other comprehensive income (loss), net of tax	1,617	1,923	(2,457)	c

Funds for general banking risk	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase-out from CET 1	N/M	0	N/M

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	118	130	d

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	481	481	(98)	b

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	65,750	66,175	53,558

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)[4]	0	0	0

Intangible assets (net of related tax liabilities) (negative amount)	(12,979)	(2,596)	(11,466)	e

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,620)	(524)	N/M	f

Fair value reserves related to gains or losses on cash flow hedges	(181)	(181)	N/M

Shortfall of provisions to expected losses (negative amount)	(712)	(147)	(430)

Any increase in equity that results from securitized assets (negative amount)	0	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[5]	(544)	(210)	(1)

Defined benefit pension fund assets (negative amount)	(961)	(192)	N/M	g

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[6]	(54)	(11)	(3)

Direct, indirect and synthetic holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[8]	0	0	(1,589)

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	(945)
Thereof:
Qualifying holdings outside the financial sector (negative amount)	0	0	0
Securitization positions (negative amount)	0	0	(945)
Free deliveries (negative amount)	0	0	N/M

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(78)	(16)	N/M	f

Amount exceeding the 15 % threshold (negative amount)	(1,199)	(202)	N/M
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(499)	(84)	N/M	h
Deferred tax assets arising from temporary differences	(700)	(118)	N/M	f

Losses for the current financial year (negative amount)	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR[9]	N/M	(1,648)	(215)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[10]	(345)	(345)	(374)

Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0

Other regulatory adjustments	0	0	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,674)	(6,072)	(15,024)

Common Equity Tier 1 (CET 1) capital	46,076	60,103	38,534

Deutsche Bank	1 – Management Report	238
Financial Report 2014	Risk Report Regulatory Capital

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5	References[1]
Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	12,701	i
Thereof: Classified as equity under applicable accounting standards	4,676	4,676	0	i
Classified as liabilities under applicable accounting standards	0	0	12,701

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase-out from AT1	N/M	10,021	N/M	j

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M

Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0
Thereof: instruments issued by subsidiaries subject to phase-out	N/M	0	N/M

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	14,696	12,701

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)[11]	(57)	(57)	(519)	i

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)[8]	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(10,845)	N/M
Thereof:
Intangible assets (net of related tax liabilities)	N/M	(10,383)	N/M	e
Shortfall of provisions to expected losses	N/M	(294)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(168)	N/M

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M

Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital[12]	(57)	(10,902)	(519)

Additional Tier 1 (AT1) capital	4,619	3,794	12,182

Tier 1 capital (T1 = CET 1 + AT1)[13]	50,695	63,898	50,717

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[14]	11,505	2,942	7,787	k

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase-out from T2	N/M	721	N/M	k

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	908	1,228	0	k
Thereof: instruments issued by subsidiaries subject to phase-out	N/M	0	N/M

Credit risk adjustments	0	0	0

Tier 2 (T2) capital before regulatory adjustments	12,412	4,891	7,787

Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)[11]	(36)	(34)	(75)	k

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0

Deutsche Bank	1 – Management Report	239
Financial Report 2014	Risk Report Regulatory Capital

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5	References[1]
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M
Holdings existing before January 1, 2013 and subject to transitional arrangements	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)[8]	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(462)	N/M
Thereof:
Shortfall of provisions to expected losses	N/M	(294)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(168)	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M
Direct holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M

Amount to be deducted from or added to Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	0	(2,965)

Total regulatory adjustments to Tier 2 (T2) capital	(36)	(496)	(3,040)

Tier 2 (T2) capital	12,376	4,395	4,747

Total Regulatory capital (TC = T1 + T2)	63,072	68,293	55,464

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in CRR (i.e., residual amounts)[15]	N/M	0	N/M
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M
Thereof:
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M
Indirect and synthetic holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M

Total risk-weighted assets	393,969	396,648	300,369
Thereof:
Credit Risk (including Settlement Risk)	241,475	244,155	202,219
Credit Valuation Adjustment (CVA)	21,203	21,203	N/M
Market Risk	64,209	64,209	47,259
Operational Risk	67,082	67,082	50,891

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.7	15.2	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.9	16.1	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	16.0	17.2	18.5

Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)[16]	9.0	4.0	N/M
Thereof:
Capital conservation buffer requirement	2.5	0.0	N/M
Countercyclical buffer requirement[17]	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	N/M
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[18]	2.0	0.0	N/M

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[19]	6.9	9.2	N/M

Deutsche Bank	1 – Management Report	240
Financial Report 2014	Risk Report Regulatory Capital

	Dec 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Basel 2.5	References[1]
Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[7]	3,148	3,148	N/M

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[8]	2,877	2,956	N/M

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	4,035	4,146	N/M

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	N/M

Cap on inclusion of credit risk adjustments in T2 under standardized approach	454	454	N/M

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	991	991	894

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase-out arrangements	N/M	0	N/M

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M

Current cap on AT1 instruments subject to phase-out arrangements	N/M	10,021	N/M

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	446	N/M

Current cap on T2 instruments subject to phase-out arrangements	N/M	2,701	N/M

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M

N/M – Not meaningful

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Based on EBA list as referred to in Article 26 (3) CRR.
[3]

Includes year-end profits after the deduction of a dividend payment of € 0.75 per share proposed by the Management Board to the Supervisory Board and the Annual General Meeting. For further details we refer to our paragraph “Treatment of year-end profits for the solvency report” in this section.

[4]

The Regulatory Technical Standard issued by the EBA has not yet been adopted and published by the European Commission. For further details we refer to our paragraph “Regulatory prudent valuation of assets carried at fair value” in the section “Risk Report – Trading Market Risk”.

[5]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution according to Article 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities according to Article 33 (1) (c) CRR.

[6]	Excludes holdings that are already considered in the accounting base of Common Equity. Basel 2.5: amounts in compliance with Basel 2.5 regulations (i.a. only direct holdings).
[7]	Based on our current interpretation no deduction amount expected. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[8]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[9]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. prudential filter based on Consolidated Financial Statements Reconciliation Regulation “Konzernabschlussüberleitungs-verordnung”).
[10]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”) and for capital effects resulting from non financial at-equity investments.
[11]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[12]	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”.
[13]	Includes silent participation of € 16 million as of December 31, 2014 and € 20 million as of December 31, 2013.
[14]	Amortization is taken into account.
[15]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e. CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[16]

Article 465 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4 % for the period from January 1, 2014 to December 31, 2014. Article 92 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4.5 % excluding additional capital buffer for the years after aforementioned period.

[17]	Countercyclical buffer rates not yet available.
[18]	G-SII buffer as published in November 2014 by Financial Stability Board.
[19]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.
[a]	Common shares, additional paid-in capital and common shares in treasury reflect regulatory eligible CET 1 capital instruments.
[b]

The position retained earnings in the regulatory balance sheet includes net income attributable to Deutsche Bank Shareholders, net of tax, of € 1,663 million (2013: € 666 million). This item is excluded from the position retained earnings in the transitional template for regulatory capital and shown separately along with foreseeable dividends of € 1,182 million (2013: € 765 million) in the position independently reviewed interim profits net of any foreseeable change or dividend.

[c]	Difference to regulatory balance sheet position driven by prudential filters for unrealized gains and losses.
[d]	Phase-out of noncontrolling interests at a rate of 80 % in 2014 (2013 Basel 2.5: N/M).
[e]

Regulatory applicable amount is Goodwill and other intangible assets of € 13,134 million (2013: € 11,990 million) plus Goodwill from equity method investments of € 430 million (2013: € 25 million) as per regulatory balance sheet reduced by deferred tax liabilities on other intangibles of € 585 million (2013: € 548 million). Total CET1 deduction amount is phased-in at a rate of 20%. Residual amount is deducted from AT1 capital.

[f]	Differences to balance sheet position mainly driven by adjustments as set out in Article 38 (2) to (5) CRR (e.g. regulatory offsetting requirements).
[g]	Phase-in at a rate of 20 % in 2014 (2013 Basel 2.5: N/M).
[h]

Hua Xia Bank Company Limited as major part of the position equity method investments and the major part of significant holdings of the CET 1 instruments of financial sector entities, subject to threshold deductions. CET 1 deduction amount is phased-in at a rate of 20%. Residual amount is deducted from AT1 capital.

[i]	Additional equity components reflects regulatory eligible AT1 capital instruments.
[j]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 51 to 61 CRR (e.g. current cap on AT1 instruments subject to phase-out arrangements).
[k]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 62 to 71 CRR (e.g. maturity deduction, noncontrolling interests).

Deutsche Bank	1 – Management Report	241
Financial Report 2014	Risk Report Regulatory Capital

The following table details the main changes in our Common Equity Tier 1 capital, Additional Tier 1 and Tier 2 capital, based on the regulatory eligible amounts, from the beginning to the end of the years 2014 and 2013.

Development of regulatory capital

	Dec 31, 2014	Dec 31, 2013
in € m.	CRR/CRD 4	Basel 2.5
Common Equity Tier 1 (CET 1) capital – opening amount[1]	38,534	37,957

Common shares, net effect	921	230
thereof:
New shares issued (+)	921	230
Shares retired (–)	0	0

Additional paid-in capital	7,429	2,428

Retained earnings	1,077	(57)
thereof:
Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	5	(659)
Net income attributable to Deutsche Bank Shareholders	1,663	666

Common shares in treasury, net effect/(+) sales (–) purchase	6	47

Movements in accumulated other comprehensive income	2,947	(1,121)
thereof:
Foreign currency translation, net of tax	2,865	(1,121)
Unrealized gains and losses	0	0
Other	82	0

Accrual for dividend and AT1 coupons	(1,182)	(765)
thereof:
Gross dividends (deduction)	(1,034)	(765)
Shares issued in lieu of dividends (add back)	0	0
Gross AT1 coupons (deduction)	(148)	0

Additional valuation adjustments	0	0

Intangible assets (net of related tax liabilities)	8,870	113
therein: first day effect of application of CRR/CRD 4 rules	9,173	N/M

Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(524)	0
therein: first day effect of application of CRR/CRD 4 rules	(441)	N/M

Excess of expected losses over risk provisions	283	9
therein: first day effect of application of CRR/CRD 4 rules	231	N/M

Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	(209)	1
therein: first day effect of application of CRR/CRD 4 rules	(103)	N/M

Defined benefit pension fund assets	(192)	N/M
therein: first day effect of application of CRR/CRD 4 rules	(133)	N/M

Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	1,505	(96)
therein: first day effect of application of CRR/CRD 4 rules	1,469	N/M

Securitization positions not included in risk-weighted assets	945	7
therein: first day effect of application of CRR/CRD 4 rules	945	N/M

Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	(133)	0
therein: first day effect of application of CRR/CRD 4 rules	(474)	N/M

Other, including regulatory adjustments	(174)	(218)
therein: first day effect of application of CRR/CRD 4 rules	(226)	N/M

Common Equity Tier 1 (CET 1) capital – closing amount	60,103	38,534

Additional Tier 1 (AT1) capital – opening amount[1]	12,182	12,526

New Additional Tier 1 eligible capital issues	4,619	0

Matured and called instruments	(2,512)	0

Transitional arrangements	(11,292)	N/M
thereof:
Amount excluded from Additional Tier 1 due to cap	(446)	N/M
Intangible assets (net of related tax liabilities)	(10,383)	N/M
Shortfall of provisions to expected losses	(294)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(168)	N/M
therein: first day effect of application of CRR/CRD 4 rules	(11,972)	N/M

Other, including regulatory adjustments	797	(344)

Deutsche Bank	1 – Management Report	242
Financial Report 2014	Risk Report Regulatory Capital

	Dec 31, 2014	Dec 31, 2013
in € m.	CRR/CRD 4	Basel 2.5
Additional Tier 1 (AT1) capital – closing amount	3,794	12,182

Tier 1 capital (T1 = CET 1 + AT1)	63,898	50,717

Tier 2 (T2) capital – opening amount[1]	4,747	6,532

New Tier 2 eligible capital issues	83	1,088

Matured and called instruments	(1,615)	(965)

Amortization adjustments	(1,502)	(1,871)

Transitional arrangements	2,949	N/M
thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	446	N/M
Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre-CRR	2,965	N/M
Shortfall of provisions to expected losses	(294)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(168)	N/M

Other, including regulatory adjustments	(268)	(37)

Tier 2 (T2) capital – closing amount	4,395	4,747

Total Regulatory capital (TC = T1 + T2)	68,293	55,464

N/M – Not meaningful

[1]	The opening amount for both periods reflects Basel 2.5 values.

Deutsche Bank	1 – Management Report	243
Financial Report 2014	Risk Report Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Dec 31, 2014	Dec 31, 2013
in € m.	CRR/CRD 4	Basel 2.5
Total shareholders’ equity per accounting balance sheet	68,351	54,719

Deconsolidation/Consolidation of entities	(1,419)	(110)
thereof:
Additional paid-in capital	(5)	(12)
Retained Earnings	(1,107)	(516)
Accumulated other comprehensive income, net of tax	(306)	418

Total shareholders’ equity per regulatory balance sheet	66,932	54,609

Noncontrolling interests based on transitional rules	118	130

Accrual for dividend and AT1 coupons	(1,182)	(765)

Reversal of deconsolidation/consolidation of accumulated other comprehensive income, net of tax, during transitional period	306	(418)

Common Equity Tier 1 capital before regulatory adjustments	66,175	53,556

Prudential filters	(2,039)	(216)
thereof:
Additional value adjustments	0	0
Any increase in equity that results from securitized assets	0	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(391)	(1)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(1,648)	(215)

Regulatory adjustments	(4,032)	(14,807)
thereof:
Intangible assets (net of related tax liabilities)	(2,596)	(11,466)
Deferred tax assets that rely on future profitability	(657)	N/M
Shortfall of provisions to expected loss	(147)	(430)
Defined benefit pension fund assets	(192)	N/M
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(84)	(1,589)
Securitization positions not included in risk-weighted assets	0	(945)
Other[1]	(356)	(377)

Common Equity Tier 1 capital	60,103	38,534

Additional Tier 1 capital	3,794	12,182

Additional Tier 1 Notes (AT1 Notes)	4,619	0
Per balance sheet	4,619	0
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	0	0

Hybrid capital securities	10,002	12,163
Per balance sheet	10,573	11,926
Deconsolidation/Consolidation of entities	516	455
Regulatory adjustments to balance sheet position	(1,087)	(218)
thereof:
Amount excluded from Additional Tier 1 due to cap	(446)	N/M
Other	(640)	(218)

Other regulatory adjustments	19	20

Deductions from Additional Tier 1 capital	(10,845)	0

Tier 1 capital	63,898	50,717

Tier 2 capital	4,395	4,747

Subordinated debt	4,120	7,293
Per balance sheet	6,392	9,117
Deconsolidation/Consolidation of entities	0	13
Regulatory adjustments to balance sheet position	(2,272)	(1,837)
thereof:
Amortization according to Art. 64 CRR	(2,101)	(2,109)
Other	(171)	272

Other regulatory adjustments	737	419
thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	446	N/M
Other	291	419

Deductions from Tier 2 capital	(462)	(2,965)

Total Regulatory capital	68,293	55,464

N/M – Not meaningful

[1]

Mainly relates to prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”) and for capital effects results from non financial at-equity investments.

Deutsche Bank	1 – Management Report	244
Financial Report 2014	Risk Report Regulatory Capital

Regulatory Capital Requirements

Under CRR/CRD 4, overall capital requirements have to be calculated and compared with the regulatory capital described above. The overall capital requirements are frequently expressed in risk-weighted asset terms whereby total capital requirements are 8 % of risk-weighted assets. The information presented below is based on the regulatory principles of consolidation.

Starting January 1, 2014, the calculation of our regulatory capital, our risk-weighted assets and capital ratios are based on the CRR/CRD 4 framework published on June 27, 2013.

This framework predominantly introduced the following additional requirements in relation to RWA:

—

Credit Valuation Adjustment (CVA): a new regulatory capital charge which captures the volatility of expected losses from counterparty credit risk exposure in connection with OTC derivatives in a value-at-risk model. Deutsche Bank calculates the majority of CVA RWA based on the advanced approach using an internal model as approved by BaFin.

—

Changes to Counterparty Credit Risk (CCR): various changes have been introduced for the use of the internal model method (IMM) for the determination of counterparty credit risk exposures, among others the usage of a current and a stressed calibration and the increase of the margin period of risk used in the IMM calculation.

—

Central Clearing Counterparty (CCP): zero-weighted exposures against CCPs under Basel 2.5 now become subject to capital charges for both trade exposures and default fund exposures. Trade exposures arise from derivatives and security financing transactions. The regulatory EAD is calculated using the internal model method and for transactions, for which a simulation cannot be computed, is derived from the mark-to-market method. A risk weight of 2 % is applied for the trade exposures to a qualifying CCP. Default fund exposures arise from the clearing member’s contribution to the loss mutualisation scheme of the CCP and are used to cover losses arising from defaults of one or more of its clearing members if the margins and the CCP’s own funds are not sufficient to cover the resulting losses. The risk weight for default fund exposures varies between 2 % and 1,500 % depending on the hypothetical capital requirement of the CCP compared with the financial resources being the pre-funded default fund contributions and the own funds of the CCP.

—	Financial Sector Exposure: for exposures under the advanced IRBA and to financial sector entities as defined in Article 142 (1) CRR, the asset correlation parameter increases by 25%.
—	Securitization Positions: exposures in the regulatory banking and trading book that were deducted half from each of Tier 1 and Tier 2 capital under Basel 2.5 are subject to a risk weight of 1,250%.
—

Significant Investments and Deferred Tax Assets (DTA): significant investments in CET 1 instruments of financial sector entities and DTA that rely on future profitability and arise from temporary differences which are subject to the threshold exemptions as outlined in Article 48 CRR receive a risk weight of 250%.

Against this background, we calculate our RWA based on the following approaches:

In December 2007 the BaFin approved the use of the advanced IRBA for the majority of our counterparty credit risk positions, which excludes the exposures consolidated from Postbank. Additional advanced IRBA-related BaFin approvals have been obtained during the period 2008 to 2014. The advanced IRBA constitutes the most sophisticated approach available under the Basel regime. Postbank has BaFin approval for the advanced IRBA to be applied to the retail business and certain exposures in the exposure classes “institutions” and “corporate”, and the foundation IRBA for a portion of the other counterparty credit risk exposures.

The remaining IRBA eligible exposures are covered within the standardized approach either temporarily (where we are seeking regulatory approval for some remaining small portfolios) or permanently (where exposures are treated under the standardized approach in accordance with Article 150 CRR). More details on this topic are provided in the Section “Counterparty Credit Risk: Regulatory Assessment”.

Deutsche Bank	1 – Management Report	245
Financial Report 2014	Risk Report Regulatory Capital

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

The new CVA (credit valuation adjustment) capital charge was introduced in the Basel 3 framework and implemented in the EU via the Capital Requirement Directive (EU 575/2013). The charge aims to capture volatility in the expected losses from derivative exposures. This is done by calculating the derivative exposures for each counterparty, deriving a credit spread sensitivity based on the exposure and the credit spread of the counterparty, and applying a value-at-risk model on those sensitivity including any eligible hedges.

Deutsche Bank has received approval from the BaFin to use the advanced method to calculate the CVA capital charge. This means that derivative exposures are calculated using approved internal model methods, the same models that are also used for counterparty credit risk RWA. Netting and collateral are applied to the exposures where applicable.

The CVA sensitivities that feed into the existing approved market risk value-at-risk model are calculated using the prescribed sensitivity formula as defined in the regulation. Where credit spreads for a counterparty are not available in the market, an appropriate proxy credit spread is used instead that is identified using a water-fall methodology. The value-at-risk model used for CVA is the same as used for the market risk value-at-risk calculation for the trading book. Each counterparty’s CVA sensitivity and any eligible CDS hedges are assigned to a risk factor based on the characteristics of the counterparty or hedge, in the same way that a corporate bond or CDS on the trading book would be assigned to a risk factor for market risk value-at-risk.

The scope for the CVA capital charge is over-the-counter derivatives excluding those traded with counterparties that are exempt from CVA as defined in the regulation. During 2014, the new proxy methodology for value-at-risk as defined by the EBA was implemented by Deutsche Bank and is now used to calculate value-at risk for both the regular trading books and CVA.

The calculation of regulatory market risk capital requirements is generally based on an internal value-at-risk model, which was approved by the BaFin in October 1998 for our market risk exposures. In December 2011, we received model approvals from BaFin for the stressed value-at-risk, incremental risk charge and comprehensive risk measure. Our regulatory capital calculation for the specific interest rate risk of trading book securitizations and nth-to-default credit derivatives is based on the market risk standardized approach. Further market risk positions covered under the standardized approach include for example exposures in relation to Postbank, longevity risk and certain types of investment funds. More details on the aforementioned internal models are provided in the Section “Trading Market Risk”.

In December 2007, we obtained approval to apply the advanced measurement approach (AMA) to determine our regulatory operational risk capital requirements. On May 15, 2013 BaFin approved the integration of Postbank into our regulatory capital calculation, which has been reflected since second quarter of 2013.

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions if applicable as well as reallocations between the segments.

Deutsche Bank	1 – Management Report	246
Financial Report 2014	Risk Report Regulatory Capital

For the current reporting date the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules. The amounts for the comparative period are presented on the then applicable Basel 2.5 framework.

In line with our decision to scale down and discontinue parts of our commodities business, certain portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. The amounts for credit, market and operational risk RWA for the comparative period have been restated including related effects from reallocations between the segments, accordingly.

Within credit risk, the line item “Other” in Advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the majority of the line item “Other” includes RWAs from our pension fund assets with the remainder being RWAs from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

Risk-weighted Assets by Model Approach and Business Division

	Dec 31, 2014
	CRR/CRD 4
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	83,548	69,584	41,740	7,310	19,280	22,666	244,128
Segment reallocation	(2,200)	520	3,327	330	94	(2,071)	0

Advanced IRBA	77,263	58,786	31,763	3,910	13,062	14,638	199,422
Central Governments and Central Banks	3,948	124	1,020	0	74	218	5,385
Institutions	8,359	1,538	3,103	73	623	171	13,869
Corporates	55,678	9,938	26,916	2,740	5,062	1,199	101,533
Retail	121	37,852	30	91	773	0	38,867
Other	9,157	9,334	694	1,006	6,529	13,049	39,769

Foundation IRBA	2,079	3,303	107	0	1	0	5,491
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,079	3,303	107	0	1	0	5,490

Standardized Approach	4,804	6,884	6,542	3,070	6,122	10,099	37,522
Central Governments or Central Banks	21	63	27	3	0	0	114
Institutions	593	124	51	4	3	35	810
Corporates	2,841	1,401	4,747	1,111	1,075	584	11,759
Retail	7	4,064	422	45	1,141	18	5,697
Other	1,341	1,232	1,296	1,908	3,903	9,462	19,142

Risk exposure amount for default funds contributions	1,601	90	1	0	1	0	1,693

Settlement Risk	25	0	0	0	0	1	27

Credit Valuation Adjustment (CVA)	16,024	445	7	445	4,019	262	21,203
Internal Model Approach	15,953	417	7	443	3,953	1	20,774
Standardized Approach	71	28	0	2	66	261	428

Market Risk	44,469	92	199	2,483	16,967	0	64,209
Internal Model Approach	31,439	0	199	1,339	8,625	0	41,602
Standardized Approach	13,029	92	0	1,144	8,342	0	22,607

Operational Risk	31,512	9,605	1,321	6,368	18,275	0	67,082
Advanced measurement approach	31,512	9,605	1,321	6,368	18,275	0	67,082

Total	175,578	79,725	43,268	16,607	58,541	22,929	396,648

Deutsche Bank	1 – Management Report	247
Financial Report 2014	Risk Report Regulatory Capital

	Dec 31, 2013
	Basel 2.5
in € m.	Corporate Banking & Securities[1]	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit[1]	Consolidation & Adjustments and Other	Total
Credit Risk	61,599	65,909	35,417	5,809	22,632	10,818	202,184
Segment reallocation	(658)	553	1,912	259	86	(2,152)	0

Advanced IRBA	56,974	46,066	26,159	3,029	14,852	3,237	150,317
Central Governments and Central Banks	2,927	90	896	5	253	181	4,353
Institutions	5,438	803	1,921	80	909	12	9,163
Corporates	43,075	5,638	22,378	2,398	7,301	620	81,409
Retail	124	35,844	33	106	1,027	0	37,134
Other	5,410	3,692	931	440	5,362	2,424	18,258

Foundation IRBA	1,367	10,568	67	0	266	0	12,268
Central Governments and Central Banks	0	0	0	0	2	0	2
Institutions	0	1,059	0	0	261	0	1,320
Corporates	1,367	9,509	67	0	3	0	10,946

Standardized Approach	3,916	8,722	7,279	2,521	7,428	9,733	39,599
Central Governments or Central Banks	61	0	39	0	40	0	141
Institutions	28	116	12	8	32	1	198
Corporates	2,929	2,004	6,107	942	2,905	470	15,357
Retail	10	4,423	915	44	1,164	0	6,557
Other	887	2,179	206	1,526	3,287	9,261	17,346

Risk exposure amount for default funds contributions	0	0	0	0	0	0	0

Settlement Risk	19	0	0	0	0	15	34

Credit Valuation Adjustment (CVA)	0	0	0	0	0	0	0
Internal Model Approach	0	0	0	0	0	0	0
Standardized Approach	0	0	0	0	0	0	0

Market Risk	34,473	128	562	2,085	10,011	0	47,259
Internal Model Approach	29,156	0	562	1,102	8,892	0	39,712
Standardized Approach	5,317	128	0	983	1,120	0	7,547

Operational Risk	22,598	6,964	832	4,659	15,839	0	50,891
Advanced measurement approach	22,598	6,964	832	4,659	15,839	0	50,891

Total	118,689	73,001	36,811	12,553	48,483	10,832	300,369

[1]	For the above shown numbers in December 2013 the restatement of the Special Commodities Group (SCG) had not been performed.

The overall movements of risk-weighted asset for the specific risk types are discussed in detail in the following sections starting with “Development of Risk-weighted Assets for Credit Risk”.

Deutsche Bank	1 – Management Report	248
Financial Report 2014	Risk Report Regulatory Capital

Regulatory Capital Requirements and Risk-weighted Assets

	Dec 31, 2014		Dec 31, 2013
in € m.	Capital requirements CRR/CRD 4	RWA CRR/CRD 4	Capital requirements Basel 2.5	RWA Basel 2.5
Counterparty credit risk

Advanced IRBA
Central governments and central banks	431	5,385	348	4,353
Institutions	1,109	13,869	734	9,175
Corporates	8,123	101,533	6,512	81,397
Retail	3,109	38,867	2,970	37,134
Equity	977	12,216	375	4,685

Securitization positions	1,064	13,296	627	7,834

Other non-credit obligation assets	1,141	14,258	459	5,739

Total advanced IRBA	15,954	199,422	12,025	150,317

Foundation approach
Central governments and central banks	0	0	0	2
Institutions	0	0	106	1,320
Corporates	439	5,490	876	10,946

Total foundation approach	439	5,491	981	12,268

Standardized approach
Central governments or central banks	0	0	2	28
Regional governments and local authorities	1	7	5	68
Public sector entities	9	107	9	118
Multilateral development banks	0	0	0	0
International organizations	0	0	0	0
Institutions	65	810	16	198
Corporates	941	11,759	1,219	15,235
Retail	456	5,697	479	5,982
Secured by mortgages on immovable property	108	1,345	182	2,275
Exposures in default	342	4,275	124	1,553
Items associated with particular high risk	18	229	0	0
Covered bonds	0	2	0	3
Claims on institutions and corporates with a short-term credit assessment	0	0	0	0
Collective investments undertakings (CIU)	724	9,046	54	670
Equity	217	2,707	242	3,023
Other items	28	350	738	9,223
Securitization positions	95	1,188	98	1,222

Total standardized approach	3,002	37,522	3,168	39,598

Risk exposure amount for default funds contributions	135	1,693	0	0

Total counterparty credit risk	19,530	244,128	16,175	202,185

Settlement risk	2	27	3	34

Credit Valuation Adjustment (CVA)
Internal model approach	1,662	20,774	0	0
Standardized approach	34	428	0	0

Total Credit Valuation Adjustment	1,696	21,203	0	0

Market risk in the trading book
Internal model approach	3,328	41,602	3,179	39,738
Value-at-Risk	613	7,662	674	8,427
Stressed Value-at-Risk	1,454	18,181	1,254	15,673
Incremental Risk Charge	1,038	12,972	996	12,446
Comprehensive Risk Measurement (Correlation Trading)	223	2,788	255	3,193
Standardized approach	1,809	22,607	602	7,521
Traded debt instruments	1,684	21,049	479	5,984
Equity risk	84	1,051	0	0
Foreign exchange risk	14	181	16	200
Commodity risk	0	0	0	0
Other market risk	26	326	107	1,338

Total market risk in the trading book	5,137	64,209	3,781	47,259

Operational risk
Advanced measurement approach	5,367	67,082	4,071	50,891

Total regulatory capital requirements and RWA	31,732	396,648	24,030	300,369

Deutsche Bank	1 – Management Report	249
Financial Report 2014	Risk Report
	Regulatory Capital

The tables below provide an analysis of key drivers for RWA movements on a CRR/CRD 4 basis observed for credit, market and operational risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk

	Dec 31, 2014		Dec 31, 2013
	CRR/CRD 4		Basel 2.5
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions	Counterparty credit risk	thereof: derivatives and repo-style transactions

Credit risk RWA balance, beginning of year	202,186[1]	29,454[1]	228,952	35,274

Book size	(5,024)	(5,327)	4,272	621
Book quality	(2,348)	1,841	(18,522)	(5,036)
Model updates	11,676	11,676	(2,061)	0
Methodology and Policy	24,110	297	0	0
Acquisition and Disposals	(3,198)	(62)	(5,467)	(3)
Foreign exchange movements	11,752	3,237	(4,988)	(1,403)
Other	4,974	0	0	0

Credit risk RWA balance, end of year	244,128	41,117	202,186	29,454

[1]	RWA balances beginning of the year 2014 are based on Basel 2.5.

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). The category “Book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Organic changes in our portfolio size and composition are considered in the category “Book size”. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities.

The increase in RWA for counterparty credit risk by 20.7 % or € 41.9 billion since December 31, 2013 is primarily driven by the impact from foreign exchange movements mainly resulting from a strengthening US Dollar and by the introduction of the new CRR/CRD 4 regulatory framework, which is shown under “Methodology and Policy”. The increase in the category “model updates” represents the impact of a more restrictive application of the maturity capping which allows the bank to use a maturity of one year when calculating the credit risk RWA for derivatives depending on the market risk model applied for the Credit Valuation Adjustment (CVA) RWA, a model change for our Internal Model Method impacting derivatives RWA as well as a more restrictive application of a Security Financing Collateral haircut. The overall decrease in the category “Book size” is predominantly driven by derivatives and security financing transaction positions mainly in our Core Bank reflecting our de-risking activities. The decrease in the category “Acquisition and Disposals” shows the impact of the sale of BHF-BANK as well as the sale of The Cosmopolitan of Las Vegas. The increase in the category “Other” reflects the effects on RWA subsequent to our share capital increase in the second quarter 2014 (€ 4 billion) with the remaining resulting from movements applying the 10/15 % threshold rule.

Development of Risk-weighted Assets for Credit Valuation Adjustment

Dec 31, 2014
in € m.	CRR/CRD 4
CVA RWA balance, beginning of year	0

Movement in risk levels	2,017
Market data changes and recalibrations	(1,914)
Model updates	7,400
Methodology and policy	12,330
Acquisitions and disposals	0
Foreign exchange movements	1,370

CVA RWA balance, end of year	21,203

Based on the new CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market loss-

Deutsche Bank	1 – Management Report	250
Financial Report 2014	Risk Report
	Regulatory Capital

es on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by BaFin.

The development of CVA RWA is broken down into a number of categories. Movement in risk levels, which includes changes to the portfolio size and composition; market data changes and calibrations, which includes changes in market data levels and volatilities as well as recalibrations; model updates refers to changes to either the IMM credit exposure models or the value-at-risk models that are used for CVA RWA; methodology and policy relates to changes to the regulation, for 2014 the first introduction of CVA RWA. Any significant business acquisitions or disposals would be highlighted on their own.

As of December 31, 2014, the RWA for CVA amounted to € 21.2 billion, representing an increase of € 8.9 billion (72%) compared with our pro forma calculation of € 12.3 billion for December 31, 2013. The increase was driven by changes to the portfolio as part of regular business activities throughout the year, but also due to re-optimization of the CVA RWA hedging program and market volatility. During the fourth quarter we implemented a change to the value-at-risk model as per the EBA guidelines for CVA which increased the CVA RWA. This was partly offset by further de-risking efforts which reduced capital requirements in both core and non-core business units.

Development of Risk-weighted Assets for Market Risk

	Dec 31, 2014	Dec 31, 2013
in € m.	CRR/CRD 4	Basel 2.5
Market risk RWA balance, beginning of year	47,259[1]	53,058

Movement in risk levels	(10,161)	(8,598)
Market data changes and recalibrations	(730)	1,136
Model updates	5,101	542
Methodology and policy	20,089	1,200
Acquisitions and disposals	(81)	0
Foreign exchange movements	2,732	(79)

Market risk RWA balance, end of year	64,209	47,259

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 17.0 billion (36%) RWA increase for market risk since December 31, 2013 was primarily driven by increases in the category methodology and policy as well as movement in risk levels. There is an € 20.1 billion RWA increase for methodology and policy primarily from the Market Risk Standardized Approach for securitizations due to the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014. In the new framework we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 % to the exposure and these are now included in RWA whereas these exposures were previously considered capital deduction items. Also, under the new framework there is some increase in the floor applied to the comprehensive risk measure for the correlation trading portfolio although this has now been offset by de risking. The increase from model changes is driven by the Incremental Risk Charge with changes for the treatment of unrated and defaulted exposures as well as an increase of the liquidity horizons. There has been a reduction from movements in risk levels since December 31, 2013 particularly coming from the Incremental Risk Charge, Comprehensive Risk Measure and the Market Risk Standardized Approach for securitizations. There has also been an increase from Foreign exchange movements mainly during the second half of the year.

Deutsche Bank	1 – Management Report	251
Financial Report 2014	Risk Report Balance Sheet Management

Development of Risk-weighted Assets for Operational Risk

	Dec 31, 2014	Dec 31, 2013
in € m.	CRR/CRD 4	Basel 2.5
Operational risk RWA balance, beginning of year	50,891[1]	51,595

Loss profile changes (internal and external)	9,345	2,623
Expected loss development	37	(959)
Forward looking risk component	(734)	(515)
Model updates	7,652	1,885
Methodology and policy	0	0
Acquisitions and disposals	(109)	(3,738)

Operational risk RWA balance, end of year	67,082	50,891

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5.

The overall RWA increase of € 16.2 billion was mainly driven by our early recognition of enhancements to our Advanced Measurement Approach (AMA) model in the second quarter of this year, which led to additional RWA of € 7.7 billion. From the third quarter, further effects from the model change related to reasonably possible litigation losses are shown under the category “loss profile changes”.

The increase in “loss profile changes” resulted from large external market operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions.

Further embedded impacts from the AMA model enhancements on the other operational risk RWA components, specifically on the expected loss, are expected to materialize after the awaited model approval by the joint supervisory team, when the model changes have been implemented.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded) (unaudited)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure.

On October 10, 2014, the European Commission adopted a delegated act published in the Official Journal of the European Union on January 17, 2015. The delegated act leads to substantial changes in the calculation of the leverage exposure measure for the leverage ratio under a revised CRR/CRD 4 framework:

—

Written Credit Derivatives: The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is now included in the leverage ratio exposure measure. The resulting exposure measure may be further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

—

Variation Margin Netting: Variation margin received in cash from counterparties may now be deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin

Deutsche Bank	1 – Management Report	252
Financial Report 2014	Risk Report
	Balance Sheet Management

paid to counterparties will be deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met.

—

Securities financing transactions (SFT): Gross receivables for securities financing transactions (SFT) are permitted to be netted with SFT payables if specific conditions are met. In addition to the gross exposure an add-on for the net counterparty exposure is required to be included in the SFT exposure measure. In the transition from the Supervisory Volatility Adjustments Approach (SVAA) to the Net Exposure the haircuts are removed from the exposure measure.

—

Off-balance sheet exposure: Off-balance sheet exposure follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

—	Regulatory Adjustments: Modification of regulatory adjustments with respect to investments into financial sector entities not deducted from regulatory capital.

To harmonize the disclosure of the leverage ratio and its components, Article 451(2) of the CRR contains a mandate for the European Banking Authority (EBA) to develop draft implementing technical standards (ITS) based on the Basel Committee publication of the framework and disclosure requirements for the Basel 3 leverage ratio. Against this background, the draft ITS on disclosure of the leverage ratio published on June 5, 2014 contains uniform templates for the disclosure of the leverage ratio and its components. As described above a delegated act was finally adopted by the European Commission and we expect that the draft ITS on disclosure of the leverage ratio will be modified accordingly. Pending final ITS templates, we have adjusted the draft templates to reflect the changes under the delegated act in the meantime.

The following tables show leverage ratio exposures based on revised CRR/CRD 4 rules:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn. (unless stated otherwise)	Dec 31, 2014
Total assets as per published financial statements	1,709

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(28)

Adjustments for derivative financial instruments	(276)

Adjustments for securities financing transactions	16

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	127

Other adjustments	(103)

Leverage ratio exposure	1,445

Deutsche Bank	1 – Management Report	253
Financial Report 2014	Risk Report
	Balance Sheet Management

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2014
Derivative exposures:

Replacement cost associated with derivatives transactions after netting of cash variation margin received	72

Add-on amounts for PFE associated with derivatives transactions	221

Credit default swaps notional	65

Total derivative exposures	358

Securities financing transaction exposures:

SFT Gross	138

SFT Add-on for counterparty credit risk	14

Total securities financing transaction exposures	152

Off-balance sheet exposures:

Off-balance sheet items with a 10 % CCF	4

Off-balance sheet items with a 20 % CCF	10

Off-balance sheet items with a 50 % CCF	69

Off-balance sheet items with a 100 % CCF	44

Total off-balance sheet exposures	127

Other Assets	827

Asset amounts deducted in determining Tier 1 capital fully loaded	(19)

Capital and Total Exposures:

Tier 1 capital fully loaded	50.7

Total Exposures	1,445

Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.5

Breakdown of on-balance sheet exposures (excluding derivatives and SFTs)
in € bn. (unless stated otherwise)	Dec 31, 2014
Total on-balance sheet exposures (excluding derivatives and SFTs)	827

thereof:

Trading book exposures	245

Banking book exposures	582

thereof:

Covered bonds	5

Exposures treated as sovereigns	147

Exposures to regional governments, MDB, international organisations and PSE not treated as sovereigns	2

Institutions	19

Secured by mortgages of immovable properties	159

Retail exposures	35

Corporate exposures	170

Exposures in default	11

Other exposures (e.g. equity, securitisations, and other non-credit obligation assets) after netting of cash variation margin paid	33

Description of the process used to manage the risk of excessive leverage (unaudited)

As described in the section “Risk Management Principles” of this report, the Capital and Risk Committee (CaR) is mandated to oversee and control integrated planning and to monitor our risk profile and capital capacity. We actively manage our limits

—	to allocate the leverage exposure capacity,
—	to support business achievement of strategic performance plans,
—	to provide a firm basis for achieving the target leverage ratio,
—	to incentivize businesses to make appropriate choices at the margin based on a group-wide benchmark, and
—	to maintain risk discipline.

Deutsche Bank	1 – Management Report	254
Financial Report 2014	Risk Report
	Overall Risk Position

In the case of limit excess the respective division is charged. The limit excess charges are calculated in accordance with the Group-wide limit-setting framework for leverage.

Description of the factors that had an impact on the leverage ratio in 2014 (unaudited)

As of December 31, 2014, our fully loaded CRR/CRD 4 leverage ratio under revised rules, which is a non-GAAP financial measure, was 3.5 % compared to our pro forma CRR/CRD 4 leverage ratio (not taking into account recent revisions to the leverage ratio rules) of 2.4 % as of December 31, 2013, taking into account as of December 31, 2014 a fully loaded Tier 1 capital of € 50.7 billion over an applicable exposure measure of € 1,445 billion (€ 34.0 billion and € 1,445 billion as of December 31, 2013, respectively).

Over the year 2014 the active management of our leverage exposure resulted in a decrease of the leverage ratio exposure amounting to € 177 billion, though this decrease was offset by currency impacts and the effect of rule changes introduced by the revised CRR/CRD 4 which we applied in the second half of 2014.

In the first six months of the year we reduced our leverage ratio exposure under previous rules by € 7 billion offset by currency effects of € 10 billion. The decrease mainly reflects exposure reductions in derivatives and securities financing transaction of € 31 billion and de-leveraging of € 24 billion in our NCOU which were partly offset by increases of € 44 billion in remaining assets, cash and deposits with banks and loans.

With the introduction of the revised CRR/CRD 4 rules in the second half of 2014, the leverage ratio exposure increased by € 85 billion due to the aforementioned substantial changes in the calculation rules as well as foreign exchange impacts of € 83 billion mainly caused by a weakening of the euro against the US dollar. These effects were offset by a decrease of our leverage ratio exposure of € 170 billion, mainly driven by reductions in our derivatives portfolio and securities financing activities of € 98 billion, non-derivative trading assets of € 27 billion, off-balance sheet and other items of € 25 billion – and € 20 billion de-risking within NCOU, which demonstrates our strong commitment to reduce our risk appetite.

For main drivers of the Tier 1 capital development please refer to section Liquidity and Capital Resources in this report.

Overall Risk Position

Economic Capital

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage

			2014 increase (decrease)
in € m.			from 2013
(unless stated otherwise)	Dec 31, 2014	Dec 31, 2013	in € m.	in %
Credit risk	12,885	12,013	872	7

Market Risk	14,852	12,738	2,114	17
Trading market risk	4,955	4,197	757	18
Nontrading market risk	9,898	8,541	1,357	16

Operational risk	7,598	5,253	2,345	45

Business risk	3,084	1,682	1,403	83

Diversification benefit [1]	(6,554)	(4,515)[2]	(2,039)	45

Total economic capital usage	31,866	27,171	4,695	17

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
[2]	Excluding strategic risk (not included in the diversification calculation for 2013)

As of December 31, 2014, our economic capital usage amounted to € 31.9 billion, which was € 4.7 billion, or 17%, above the € 27.2 billion economic capital usage as of December 31, 2013. The higher overall risk position is driven by an increase in risk taking across all risk types and risk methodology enhancements.

Deutsche Bank	1 – Management Report	255
Financial Report 2014	Risk Report
	Overall Risk Position

The economic capital usage for credit risk increased to € 12.9 billion as of December 31, 2014, € 872 million or 7 % higher compared to year-end 2013. This increase is driven by higher exposures in CB&S and GTB, partly offset by lower exposures in NCOU.

The economic capital usage for trading market risk increased to € 5.0 billion as of December 31, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book. The nontrading market risk economic capital usage increased by € 1.4 billion or 16%, mainly driven by higher structural foreign exchange risk exposure, methodology enhancements for pension risk and increased guaranteed funds risk, partly offset by de-risking activities in NCOU.

The economic capital usage for operational risk increased to € 7.6 billion as of December 31, 2014, compared with € 5.3 billion at year-end 2013. The increase was mainly driven by an early recognition of the impact of model enhancements to our Advanced Measurement Approach (AMA) model that were implemented in the second quarter 2014, which led to additional economic capital of € 1.1 billion. An additional driver was the increased operational risk loss profile of Deutsche Bank as well as of the industry as a whole. The related operational risk losses that have materialized and given rise to the increased economic capital usage are largely due to the outflows related to litigation, investigations and enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non standard risks including refinancing and reputational risk, and a tax risk component. The business risk economic capital usage totaled € 3.1 billion as of December 31, 2014, which is € 1.4 billion or 83 % higher than the € 1.7 billion economic capital usage as of December 31, 2013. The increase mainly reflected a higher economic capital usage for the strategic risk component driven by adjustments to the strategic plan for 2015 compared to the business plan for 2014.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 2.0 billion, or 45%, as of December 31, 2014, mainly reflecting the increase in economic capital usage before diversification and a methodology update in the first quarter 2014, which relates, among other things, to the incorporation of strategic risk into the diversification calculation.

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

In line with MaRisk and Basel requirements, the key instruments to help us maintain our adequate capitalization on an ongoing and forward looking basis are:

—	A strategic planning process which aligns risk strategy and appetite with commercial objectives;
—	A continuous monitoring process against approved risk and capital targets set;
—	Frequent risk and capital reporting to management; and
—	An economic capital and stress testing framework which also includes specific stress tests to underpin our recovery monitoring processes.

More information on risk management organized by major risk category can be found in section “Risk Management Principles – Risk Governance”.

Deutsche Bank	1 – Management Report	256
Financial Report 2014	Risk Report
	Overall Risk Position

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In 2014 we included defined benefit pension fund assets in our capital supply definition to reflect the CRR/CRD 4 capital framework. The prior year information has been revised accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Dec 31, 2014	Dec 31, 2013
Capital supply
Shareholders’ equity	68,351	54,719
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(544)	(537)
Defined benefit pension fund assets [2]	(961)	(639)
Deferred tax assets	(6,865)	(7,071)
Fair Value adjustments for financial assets reclassified to loans [3]	0	(363)
Noncontrolling Interests [4]	0	0
Hybrid Tier 1 capital instruments	16,158	12,182
Tier 2 capital instruments	6,620	9,689

Capital supply	82,759	67,980

Capital demand
Economic capital requirement	31,866	27,171
Intangible assets	14,951	13,932

Capital demand	46,817	41,103

Internal capital adequacy ratio	177%	165%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[4]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 177 % as of December 31, 2014, compared with 165 % as of December 31, 2013. The change of the ratio was driven by an increase in capital supply. Shareholders’ equity increased by € 13.6 billion mainly driven by the capital increase on June 25, 2014. Hybrid Tier 1 capital instruments increased by € 4.0 billion mainly driven by the completed issuances of Additional Tier 1 Notes on May 20, 2014 and November 19, 2014. Tier 2 capital instruments decreased by € 3.1 billion mainly due to called capital instruments. Further details are explained in the section “Capital Management”. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Overall Risk Position” and an increase in intangible assets by € 1.0 billion.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework, further described in the respective sections of this report (please refer in particular to sections “Credit Risk Tools – Economic Capital for Credit Risk”, “Economic Capital for Market Risk”, “Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area”, “Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios”, “Measuring Our Operational Risks” and “Economic Capital usage for Operational Risk”).

Deutsche Bank	1 – Management Report	257
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

Compensation Report

Introduction

The 2014 Compensation Report provides detailed qualitative and quantitative compensation information with regards to the overall Deutsche Bank Group (except for Postbank, who provide disclosures separately). Furthermore, it contains disclosures specific to the Management Board members and employees identified pursuant to the German regulation on the supervisory requirements for compensation systems of banks (Institutsvergütungsverordnung, “InstitutsVergV”).

The report comprises the following sections:

—	Group compensation overview and disclosure
—	Material Risk Takers
—	Management Board report and disclosure
—	Supervisory Board report and disclosure

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (Handelsgesetzbuch, “HGB”), the German Accounting Standard No. 17 “Reporting on Executive Body Remuneration”, the InstitutsVergV and the recommendations of the German Corporate Governance Code.

Group Compensation Overview and Disclosure

Executive Summary

2014 was a defining year for the Bank. 2013 saw the introduction of significant external regulations and the launch of internal cultural projects to effect change within the organization. This year, the focus has been to build on the foundations laid in 2013 and to execute and implement change. Most significantly, new regulatory requirements have necessitated amendments to compensation structures. These changes offer an opportunity to embed the renewed values and beliefs in the organization.

Our Group variable compensation (“VC”) pool in respect of financial year 2014 was € 2.7 billion. In keeping with our historic approach, 45 % of the pool was deferred over three to five years and made subject to a combination of behavioral and performance based forfeiture provisions. The scope of the forfeiture provisions was significantly extended in 2013, and the Bank has maintained these provisions for performance year 2014.

Cultural Developments and Compensation Strategy

Deutsche Bank recognizes the need for cultural change in the banking sector and aspires to be at the forefront of change. The Bank firmly believes that corporate culture is one of the key factors to its long-term success. That is why developing a culture that sustainably rewards performance in line with societal values is a core component of Strategy 2015+.

In 2013, we laid the foundations for cultural change and launched the renewed values and beliefs. The six core values of Integrity, Sustainable Performance, Client Centricity, Innovation, Discipline and Partnership, are supported by 18 beliefs. In 2014, the focus has been on engaging employees and embedding the values and beliefs within each division, function and region. The Bank has approached this challenge with three distinct strategies:

Deutsche Bank	1 – Management Report	258
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

—

Tone from the top and active engagement of employees, through communication measures, transparency and running involvement workshops throughout the Bank, with a focus on the implications and the need for change in the respective businesses

—	Implementing culture-embedding mechanisms, adjusting HR processes and systems, and overhauling compensation practices
—	Reflecting cultural change through changes in business practices

The values and beliefs will continue to be embedded throughout 2015.

Aligned to the Bank’s values, our compensation strategy is predicated on supporting a diversified universal banking model with safe compensation practices. The compensation strategy is vital to delivering all five levers of the Bank’s Strategy 2015+:

—	Clients: Placing a strategic emphasis on the Bank’s client franchises by ensuring franchise competitiveness and client centricity
—	Competencies: Ensuring the Bank can attract and retain the right talent across the breadth of products and control function/infrastructure areas
—	Capital: Promoting organic capital growth, the reduction of risk-weighted assets and a compensation system that supports the Group’s capital plan
—	Costs: Incentivizing actions that deliver long term cost targets and ongoing cost discipline
—

Culture: Linking incentives to behaviors that underpin sustainable performance, financial discipline and an appropriate risk culture. In particular, compensation outcomes have been more closely linked to disciplinary action through improved forfeiture provisions.

Regulatory Developments

The Bank has strived to be at the forefront of compensation regulatory changes and will work with our new prudential supervisor, the European Central Bank (“ECB”), to be in compliance with all of the new requirements.

Capital Requirements Directive (“CRD 4”)

CRD 4 requirements came into effect on January 1, 2014, and are applicable to EU-headquartered institutions globally. The headline measure, limiting fixed to variable compensation ratios, is applicable to compensation in respect of performance year 2014. While CRD 4 applies the maximum ratio to ‘material risk takers’ only; the InstitutsVergV and the German Banking Act extend the applicability of this to all employees globally. The Bank is fully cognizant of the regulatory changes and is compliant with the new requirements.

Pursuant to CRD 4 and the requirements subsequently adopted in the InstitutsVergV, the Bank is subject to a fixed to variable compensation ratio of 1:1 (1:2 with shareholder approval). At the Bank’s Annual General Meeting on May 22, 2014, shareholder approval was granted to increase the ratio to 1:2. Based on external regulatory requirements which explicitly address the maximum ratio for control function personnel, the Management Board has determined that individuals within the control functions (Audit, Compliance, Finance, Human Resources, Legal, Risk, CISO and CSBC) will be subject to a 1:1 ratio.

In implementing this resolution, steps were taken which have had an impact on the remuneration structure. A number of employees were identified as requiring a ‘rebalancing’ of compensation and received fixed pay increases in August 2014. See the section “CRD 4 Implementation” for more detail.

Material Risk Takers (“MRTs”)

The European Banking Authority’s (“EBA”) Regulatory Technical Standards (“RTS”), which came into effect in June 2014, outline prescriptive quantitative and qualitative criteria for identifying Material Risk Takers (“MRTs”). The EBA RTS have been adopted by the InstitutsVergV and, in accordance with this; the Bank has identified 2,903 MRTs in respect of 2014, representing a 124 % increase from 2013.

Deutsche Bank	1 – Management Report	259
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

Approximately 44 % of the MRT group are based in the European Union (EU). From the MRT population, we again identified a core senior management group consisting of 139 employees. As the leaders and stewards of the Bank, it is prudent that the majority of their compensation should be linked to the long-term success of the Group. As such, their deferred equity awards are subject to a combined deferral and retention period of five years and the average deferral rate of variable compensation across this group was 99%.

Alternative Investments Fund Managers Directive (“AIFMD”) and Markets in Financial Instruments Directive (“MiFID”)

The Bank also is required to comply with other EU Directives: AIFMD and MiFID. AIFMD is an EU Directive that contains provisions on remuneration which outline the rules that Alternative Investment Fund Managers (“AIFMs”) have to comply with when establishing and applying the remuneration policies for certain categories of their employees. AIFMD Risk Takers are to be identified at the AIFM level. As the AIFMD is largely inspired by CRD 3, many remuneration aspects have already been incorporated by the Bank. One notable difference is that AIFMD MRTs are not subject to the fixed to variable compensation ratio stipulated in CRD 4.

MiFID includes compensation requirements seeking to prohibit remuneration structures and practices that could create inducements for employees to act against the client’s best interests. The MaComp Circular published by BaFin implements compensation aspects of MiFID. MaComp requires implementation of a specific compensation policy addressing general requirements, a review of compensation plans and identification of populations of employees deemed to be “Relevant Persons” (“RPs”). All InstitutsVergV requirements apply to this population to the same extent.

Compensation Governance

Our robust governance structure enables us to operate within the clear parameters of our compensation strategy and policy. All compensation matters, and overall compliance with regulatory requirements, are overseen by the key committees that form the Global Reward Governance Structure.

Deutsche Bank	1 – Management Report	260
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members, while the Management Board, supported by the Senior Executive Compensation Committee (“SECC”), oversees compensation matters for all other employees in the Group. The SECC meets at least every two months (24 meetings in performance year 2014), and is co-chaired by Stefan Krause (CFO) and Stephan Leithner (for 2014: CEO Europe ex Germany and UK, Human Resources, Legal & Compliance, Government and Regulatory Affairs), both of whom are members of the Management Board. The remaining membership is comprised of Stuart Lewis (CRO and member of the Management Board) and senior employees from Finance and Human Resources. In order to maintain its independence, no employees aligned to any of our business divisions are members of the SECC. The SECC prepares and recommends to the Management Board key Group level decisions on compensation strategy and structures, as well as overseeing the overall compensation process through its sub-committee structure.

The Management Board has approved a Group Compensation Strategy, which ensures that compensation practices are fully linked to the Group’s business and risk strategies. The Bank also has a Group Compensation Policy, an internal document focused on informing and educating employees with regards to the Bank’s compensation strategy, governance processes and structures. These documents provide a clear and demonstrable link between compensation practices and the wider Group strategy and, in compliance with § 13 InstitutsVergV, these documents have been published on the Bank’s intranet site and are therefore available to all employees.

In accordance with the InstitutsVergV, the SECC works in co-operation with the Compensation Control Committee (“CCC”) in relation to Group matters. The CCC is comprised of Supervisory Board members and establishes a closer link to, and focus on, Group compensation matters by the Supervisory Board by monitoring the structure of remuneration systems for senior management and employees. The CCC also supports the Supervisory Board in monitoring whether the relevant internal control functions are adequately involved in the structuring of remuneration systems, as well as ensuring that the long-term interests of shareholders, investors and other stakeholders are taken into account. In addition, and according to §§ 23 to 26 of the InstVV, the Management Board, in cooperation with the CCC, has appointed a Compensation Officer, who cooperates closely with the chair of the CCC and is responsible for continuously monitoring the adequacy of the compensation systems. A Deputy Compensation Officer has also been appointed to assist the Compensation Officer in the fulfilment of his duties. The CCC had seven meetings in performance year 2014.

Compensation Governance Enhancements

Building on the improvements made in 2013, a number of additional governance enhancements were introduced during 2014 with particular focus on the remit and work of the Group Compensation Oversight Committee (“GCOC”) and the direct reporting of subcommittees to the SECC (including those sub-committees that previously reported to the Group Compensation Review Committee, which has been removed from the governance structure).

GCOC

As a delegated body of the SECC, the GCOC is responsible for the oversight of the governance of divisions’ year-end compensation processes. This includes demonstrably reviewing that the Divisional Compensation Committees (“DCC”) (i) meet the established governance requirements and (ii) ensure that sound compensation parameters (financial and nonfinancial) are taken into account when allocating variable compensation (“VC”) pools within their division, and by decision-making managers when making individual VC allocation decisions. The GCOC committed to delivering a strengthened and more streamlined governance process for performance-year 2014.

Deutsche Bank	1 – Management Report	261
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

The GCOC monitored the DCCs’ progress in relation to the established compensation governance requirements throughout the Group’s annual year-end compensation process and provided ongoing updates to the SECC, including a summary of its final findings and recommendations prior to the conclusion of the process.

The GCOC made a number of key enhancements to the compensation governance process for 2014. These enhancements included, but were not limited to:

—	a review and refinement of all existing compensation governance requirements
—	further integration of the Group’s values and beliefs into the compensation governance requirements
—	increased engagement with the DCCs on the compensation governance requirements to ensure full understanding of expectations
—	introduction of significantly enhanced requirements for the documentation of individual VC decisions
—	strengthening of the impact of non-compliance with compensation governance requirements

As a result of these enhancements, the Bank achieved a more robust, focused and better documented GCOC process for 2014.

Compensation Structure

The Bank employs a total compensation philosophy, which comprises fixed pay and variable compensation (“VC”).

Fixed pay is used to compensate employees for their skills, experience and competencies, commensurate with the requirements, size and scope of their role. For the majority of Deutsche Bank employees, fixed pay is the primary compensation component, and the share of fixed compensation within total compensation is far greater than 50%. This is appropriate to many businesses and will continue to be a significant feature of total compensation going forward.

VC is predicated on the industry objective of retaining cost flexibility whilst attracting and retaining the right talent. VC also has the advantage of being able to differentiate performance outcomes and drive behaviours through appropriate incentive systems that can also positively influence culture. As a result, VC is a key feature of market practice compensation in many business lines in the banking environment globally. Combined with fixed pay, this drives total compensation outcomes that are both cost effective and flexible.

CRD 4 Implementation

As previously stated, pursuant to § 25a (5) German Banking Act (KWG) and § 6 (2) InstitutsVergV, the Bank is subject to a maximum fixed to variable compensation ratio. In implementation of this, the Bank has taken a number of steps which impact the remuneration structure. Implementing the regulatory requirements of 1:1 and 1:2 will not in itself cause individual employee total compensation to rise. Total compensation will continue to be performance and market driven. To ensure that total compensation levels remain competitive, the application of a 1:1 and 1:2 ratio has required an adjustment to the compensation structure of a number of employees.

A number of employees globally were identified as requiring a ‘rebalancing’ of compensation and received fixed pay increases. The appropriate level of fixed pay for each role is determined with reference to the prevailing market value of the role and the regulatory requirements of total compensation structures. Fixed pay levels allow for headroom, which is important to ensure sufficient potential competitive upside and compensation development prospects for high performing employees. In order to support attracting and retaining the right people in the various country locations and business models, market competitive fixed pay levels have an important part to play in ensuring the Bank has the critical competence required to meet its strategic objectives.

Deutsche Bank	1 – Management Report	262
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

Of those employees who received a fixed pay adjustment, certain employees received an Additional Fixed Pay Supplement (“AFPS”). The Management Board approved the introduction of the AFPS, primarily for benefits and pensions cost management purposes. Together, monthly fixed pay and the Additional Fixed Pay Supplement form ‘total fixed pay’. All things being equal, employees who received a fixed pay increase will see a reduction in their VC.

At the time of adjustment in July 2014, approximately 1,100 employees, or about 1 % of the Bank’s global employee population, were identified as being eligible to receive fixed pay increases, at a 2014 fiscal year cost impact of € 0.3 billion.

Determining Group-wide Variable Compensation

The Bank uses a formalized and transparent process to derive recommended VC pools across the Group. For business divisions, VC pool recommendations are calculated by applying divisional payout rates to divisional risk-adjusted, bonus-eligible performance. Divisional payout rates are calibrated to both historical midpoints and competitive benchmarks to promote transparency of initial pool recommendations. Infrastructure pool recommendations are determined separately and are not dependent on the performance of the divisions they oversee, in accordance with § 5 (4) InstitutsVergV.

The resulting pool recommendations are then considered and reviewed taking into account other strategic qualitative factors and external benchmarks. In accordance with the InstitutsVergV, the emphasis of remuneration for the majority of infrastructure employees, particularly in key control functions, is on fixed compensation.

When making VC pool decisions, the overriding consideration is balancing Group affordability with competitiveness; ensuring the Bank is able to meet externally published targets, liquidity and capital requirements, in accordance with the specifications of § 7 and § 19 InstitutsVergV. Group-level affordability tests are conducted to determine the recommended VC pool sizes are appropriate; supporting long-term profitability and the sustainable development of the Bank, in line with the Group Compensation Strategy and with the Bank’s values and beliefs. The metrics used by the SECC to assess Group affordability include, but are not limited to:

—	Pro forma CRR/CRD 4 Common Equity Tier 1 Capital Ratio
—	Liquidity
—	Risk Bearing Capacity
—	Cost Income Ratio
—	Compensation Ratio
—	Income before Income Taxes (IBIT)
—	Net Income
—	Other relevant financial metrics requested by the SECC

The Group VC pool is considered affordable if aligned with these key financial metrics and if consistent with the projected fulfillment of future regulatory and strategic goals.

Deutsche Bank	1 – Management Report	263
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

Variable Compensation Structure and Vehicles

VC has been used by the Bank for many years to incentivize, reward and retain strong performing employees and thereby differentiate total compensation outcomes. All individual VC decisions must be performance-based and linked to a combination of risk-adjusted Group, divisional and individual performance. Managers, when exercising discretion, must fully understand both the absolute and relative risk-taking activities of individuals to ensure that VC allocations are balanced and risk-taking is not inappropriately incentivized.

At a senior level, we are committed to ensuring that a large portion of any VC award is linked to the long-term development and performance of the Bank through the structured deferral of awards over a minimum three year period, with appropriate performance conditions and forfeiture provisions.

The overall benefits of deferred awards and the positive aspects from a retention and risk management perspective must also be carefully balanced with the management of compensation costs for future years and the implications of increasing levels of deferral. To strike the right balance, it was determined that 45% (not including Equity Upfront Awards) of the overall group bonus pool for 2014 would be in the form of deferred compensation.

For 2014, following CRD 4 implementation, the Bank has considered the impact of CRD 4’s effect of both reducing the VC pool and restricting the population whose deferral level can be varied, whilst giving due consideration to market deferral levels and regulatory requirements.

The 2014 deferral matrix delivers similar employee deferral levels on a total compensation basis to that in 2013. The key change is the introduction of a new threshold, whereby employees with fixed pay of greater than € 500,000 are subject to 100 % VC deferral. Introducing 100 % deferral for employees with significant levels of fixed pay reinforces Deutsche Bank’s publicly stated goal of being at the forefront of compensation change.

Deutsche Bank	1 – Management Report	264
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

Employees with fixed pay less than or equal to € 500,000 will be subject to the Bank’s VC deferral matrix. For these individuals, the deferral threshold was set at € 100,000, above which at least 50 % of any VC was deferred. The deferral matrix is fully aligned with regulatory requirements and it continues to be geared towards protecting lower earners, whilst ensuring an appropriate amount of deferral for higher earners. As such, 100 % of any VC above € 500,000 was fully deferred.

Employees with a 2014 deferred VC award received 50 % of the award in the form of deferred equity and 50 % in deferred cash. Note: a limited number of senior employees in our Deutsche AWM division received a portion of their deferred award in the form of an Employee Investment Plan (EIP) Award. These are cash settled awards based on the value of funds managed by the business. Deferral and forfeiture provisions under the EIP remain the same as all other awards.

The following instruments were utilized to achieve this:

Restricted Equity Awards

The deferred equity portion is delivered as a Restricted Equity Award (“REA”) which vests on a pro rata basis over three years (or 4.5 years for the Senior Management Group). Employees in the Private Client Services (“PCS”) business of Deutsche AWM receive a PCS award instead of REA. The value of the REA is linked to the Bank’s share price over the vesting (and, where applicable, retention) period and is therefore tied to the long-term sustained performance of the Bank. Specific forfeiture provisions apply during the deferral period and, where applicable, retention periods.

Restricted Incentive Awards

The non-equity based portion is granted as deferred cash compensation (Restricted Incentive Award, “RIA”) which vests on a pro rata basis over three years (a longer deferral period applies to Management Board members). Specific forfeiture provisions apply during the deferral period.

Equity Upfront Awards

In addition to the above deferred awards, all Material Risk Takers receive 50 % of their upfront (non-deferred) award in the form of an Equity Upfront Award (“EUA”).

Deutsche Bank	1 – Management Report	265
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

The EUA is vested at grant but it is subject to a 6 month retention period. The value of the EUA is linked to the Bank’s share price during the retention period and is therefore tied to the sustained performance of the Bank. Specific forfeiture provisions apply during the retention period in addition to a service requirement.

The following diagram summarizes the above compensation vehicles utilized for Material Risk Takers and all other employees with a deferred award.

Deferral Schedule

Regulatory requirements dictate that deferral periods for Material Risk Takers should be a minimum of three years. As in previous years, we have chosen to apply these minimum requirements to all employees with deferred awards. We have also once more identified a subset of our most senior MRTs. This Senior Management Group (consisting of 139 employees) are subject to a 4.5 year (cliff vest) deferral period in respect of their REA. This is intended to ensure more than any other employees they have a vested interest in the long-term, sustained performance of the Bank.

A six month retention period also applies following the vesting of each REA tranche for MRTs. For the Senior Management Group, the six month retention period follows the 4.5 year vesting period. As such, they will not realise any of the value of their 2015 REA until at least February 2020 (five years following grant).

All MRTs also receive 50 % of their upfront award in the form of an EUA. The EUA is vested at grant, however it is subject to a six month retention period during which time forfeiture provisions are applicable (this goes beyond regulatory requirements).

Below is a summary of the vesting structure for each population of employees with a deferred award (excluding the Management Board).

Deutsche Bank	1 – Management Report	266
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

Risk Adjustment of Variable Compensation

A series of measures are intended to facilitate effective risk management processes are embedded into compensation systems addressing both ex ante and ex post adjustments.

Ex-Ante Risk Adjustment

To establish appropriate ex-ante risk adjustments, we use a consistent, bank-wide standardised methodology to measure risk-adjusted bonus-eligible (“RA BE”) performance (RA BE Net Income before Bonus and Tax (“NIBBT”)) by business. All performance for VC calculation purposes is appropriately risk-adjusted based on economic capital utilisation in accordance with the requirements of § 19 InstitutsVergV.

The Bank’s economic capital model was developed within the Risk function and is the Bank’s primary method for calculating the degree of future potential risk to which the Bank may be exposed. The model measures the amount of capital that the Bank would need in order to absorb very severe unexpected losses arising from the Bank’s exposures.

Economic capital was verified as being the Bank’s best estimate for future but not materialized losses from its current portfolio and therefore the best metric to adjust VC pools. The SECC reviewed the appropriateness of the risk-adjustment methodology and does so on an annual basis.

The Bank’s economic capital model captures inputs from four risk areas:

—	Credit risk
—	Market risk
—	Operational risk
—	Business risk

Deutsche Bank	1 – Management Report	267
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

These risks are modelled independently and with the consideration of the different components that constitute each risk area.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (referred to collectively as ‘counterparties’) exist, including those claims that the Bank plans to distribute. Credit risk includes ‘default risk’, ‘country risk’ and ‘settlement risk’.

Market Risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. Market risk includes ‘trading market risk’, ‘non-trading market risk’ and ‘traded default risk’.

Operational Risk

Operational risk means the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes infrastructure risk and other non-financial risk, such as regulatory and legal risk. It also includes model risk, which comprises the Bank’s risk of suffering losses or taking wrong strategic decisions due to malfunctioning of models used in asset or liability pricing, risk measurement or other areas (e.g., to implement trading strategies, forecast economic developments, analyse investments or optimise performance).

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behaviour and technological progress, as these can affect DB’s results if we fail to adjust quickly to these changing conditions. The most material aspect of business risk is ‘strategic risk’, which represents the risk of suffering unexpected operating losses due to decreases in operating revenues which cannot be compensated by cost reductions within the respective time horizon. Strategic risk only covers revenue or cost volatility which are not attributable to position taking (market risk), credit losses (credit risk) and operational events (operational risk).

As a general rule, the Bank captures all material risks within the four prime risk types of the Bank’s economic capital framework described above. Other risks are hereby mapped into the appropriate overarching risk type.

As a result of the above methodology, as the risk profile of the organisation increases, the economic capital charge also increases, thereby reducing Bank-wide economic profitability and, by extension, the amount of variable compensation awarded. The Bank considers that the utilisation of risk adjusted P&Ls is an extremely effective and robust ex-ante adjustment methodology and serves as a deterrent for taking substantial risk because this model correlates variable compensation payouts to the amount of risk taken.

The economic capital risk adjustment is not the sole risk adjustment. Credit, market and operational losses booked in the P&L are reflected in NIBBT and, additionally, sub-divisional allocation considers other appropriate risk metrics and ‘Red Flag’ data. Divisional VC pools also include the impact of liquidity costs through Funds Transfer Pricing, which provides appropriate incentives to liquidity users and providers. Liquidity costs are fully allocated to businesses and reported as part of business performance. The rationale and magnitude of the pricing components are continually monitored by Treasury.

Ex post risk adjustment

Performance conditions and forfeiture provisions are a key element of our deferred compensation structures and ensure that awards are aligned to future conduct and performance. As illustrated by the statistics in this report, the percentage of VC awards subject to deferral, and therefore performance and forfeiture conditions, increases in line with earnings. In conjunction with the scope of the risk adjustment measures, the duration for

Deutsche Bank	1 – Management Report	268
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

which they are applicable is equally as important and is reflected in the application of such conditions up to the settlement of awards.

The following performance and forfeiture provisions have been applied to 2014 deferred VC awards (awarded in February 2015).

Group’s Common Equity Tier 1 capital ratio performance condition

This performance condition is applicable to all employees with deferred equity awards. If at any quarter end during the vesting period and prior to settlement the Group’s Common Equity Tier 1 capital ratio is below the applicable regulatory minimum capital level, inclusive of an additional risk buffer of 200 basis points, as determined by the Management Board, the full undelivered REA will be forfeited by all employees with deferred equity awards.

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if the CET 1 provision is triggered at any time, the full undelivered REA will be forfeited.

Group IBIT performance condition

This performance condition is triggered if Group Income before Income Taxes (IBIT) is negative. It is applicable to all employees with deferred equity awards. If the Management Board determines, prior to settlement, that Group IBIT is negative for the year prior to vesting, the performance condition will not be met and 100 % of the REA tranche due to settle in respect of that year will be forfeited by all employees.

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if for any year during this period the Group IBIT is negative (but the CET 1 provision is not triggered), 20 % of the award will be forfeited in respect of that year.

For Material Risk Takers, the tranche aspect of the Group IBIT provision also applies to their RIA so that if the Management Board determines, prior to settlement, that Group IBIT is negative for the year prior to vesting, the performance condition will not be met and 100 % of the RIA tranche due to settle in respect of that year will be forfeited.

Divisional IBIT performance condition

This performance condition is applicable to MRTs only and is triggered if an employee’s respective division’s IBIT is negative. If IBIT is negative for any division for the year prior to vesting, 100 % of the REA and RIA tranches due to settle in respect of that year will be forfeited (as determined by the Management Board, prior to settlement) by all MRTs in the applicable division even if Group performance remains positive.

For the Senior Management Group subject to the five year REA cliff vesting and retention period, if for any year during this period the divisional IBIT is negative, 20 % of the award will be forfeited in respect of that year.

The divisional forfeiture measure does not apply to the Management Board or employees working in Regional Management or Infrastructure divisions. Only the Group forfeiture provision applies.

Revenue Impairment provision

This forfeiture provision applies to RIA and REA and allows the Bank to determine whether adjustments may be necessary based on actual outcomes following award. Up to 100 % of undelivered awards can be forfeited in the event that it is discovered that the original award value (or the grant, vesting or settlement of any other award made to the participant) was inappropriate because a performance measure is later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to an employee has a significant adverse effect on any Group entity, division or the Group as a whole.

Deutsche Bank	1 – Management Report	269
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

This provision also includes EUA for MRTs, ensuring that a greater percentage of awards for MRTs are subject to potential performance based forfeiture. Furthermore, it is also applicable during the retention period following REA vesting therefore ensuring performance forfeiture measures stretch over a minimum 3.5 year period for equity awards to MRTs (five years for the Senior Management Group).

Policy/Regulatory Breach provision

This behavioural based forfeiture provision is applicable to both REA and RIA and provides for the forfeiture of up to 100 % of undelivered deferred compensation for an internal policy or procedure breach, or breach of any applicable laws or regulations imposed externally.

For MRTs, this provision also applies to EUAs and the six month retention period following REA vesting therefore ensuring behavioural forfeiture measures remain applicable for a minimum of 3.5 years for equity awards granted to Material Risk Takers (five years for the Senior Management Group).

A summary of the above provisions is set out below.

2014 deferred compensation awards: forfeiture provisions

Performance Conditions & Forfeiture provisions	Senior Management Group & other Material Risk Takers	All other staff with Deferred Awards
Group Performance Provision (REA) – Applicable to REA tranches prior to settlement	yes	yes
— In the event of negative Group IBIT, the next vesting tranche of REAs will be forfeited

—  In the event that the CET1 Capital Ratio is less than 200 basis points over the Group’s applicable regulatory minimum capital level according to Article 92(1)(a) of the CRR as a result of the Group incurring a negative net income or for any other reason, 100% of undelivered 2014 REAs will be forfeited

Group Performance Provision (RIA) – Applicable to RIA tranches prior to settlement for MRTs	yes
— In the event of negative Group IBIT, the next vesting tranche of RIAs will be forfeited

Divisional Performance Provision – Applicable to REA and RIA tranches prior to settlement for MRTs	yes
— In the event of negative Divisional IBIT, the next vesting tranche of REAs/RIAs will be forfeited
— Provision is not applicable for Infrastructure, Regional Management or NCOU employees

Revenue Impairment Forfeiture – Applicable to undelivered RIA and REA	yes	yes

Revenue Impairment Forfeiture – Applicable to EUA and retention periods following vesting of REA tranches for MRTs	yes

Breach of Policy – Applicable to undelivered RIA and REA	yes	yes

Breach of Policy – Applicable to EUA and retention periods following vesting of REA tranches for MRTs	yes

2014 Variable Compensation Awards

2014 Variable Compensation awards (which exclude charges for prior year deferrals but include current year awards amortized in the future) were € 2.7 billion in total. The Group-wide deferral ratio (including EUAs) was 52%.

Deutsche Bank	1 – Management Report	270
Financial Report 2014	Compensation Report
	Group Compensation Overview and Disclosure

	2014						2013
in € m. (unless stated otherwise)	CB&S	GTB	Deutsche AWM	PBC	NCOU	Group Total	Group Total
Total Compensation[1]	4,472	998	1,502	2,830	218	10,020	9,871

thereof:
Fixed Pay	2,771	756	1,037	2,580	169	7,313	6,707
Variable Compensation	1,701	242	465	250	49	2,707	3,164

# of employees (full-time equivalent) at period end	25,843	11,284	11,635	47,619	1,757	98,138	98,254

[1]	Total Compensation defined as fixed pay (base salary + AFPS + relevant local allowances) plus VC

All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

Variable compensation has been used in the above table. The Group total of € 2.7 billion aligns to the VC pool as signed off by the Management Board. Please note that for fixed to variable ratio calculation purposes, ‘variable pay’ has been used, which comprises variable compensation as well as other discretionary remuneration payments.

As detailed in the section “CRD 4 Implementation”, the application of a 1:1 and 1:2 ratio has required a ‘rebalancing’ from variable to fixed compensation for a number of employees. The proportion of fixed and variable compensation within “total compensation” in the above table is reflective of the measures taken to adhere to the mandated ratios.

Recognition and Amortization of Variable Compensation Granted

As of December 31, 2014, including awards granted in early February 2015, unamortized deferred variable compensation costs amount to approximately € 2.4 billion.

Deutsche Bank	1 – Management Report	271
Financial Report 2014	Compensation Report Group Compensation Overview and Disclosure

Deutsche Bank	1 – Management Report	272
Financial Report 2014	Compensation Report Material Risk Takers

Material Risk Takers

In accordance with the InstitutsVergV we are required to identify all employees whose work is deemed to have a major influence on the overall risk profile of the Group. Appropriately identifying Material Risk Takers (“MRTs”), and subsequently designing suitable compensation structures for them, is essential in order not to incentivize inappropriate risk-taking. The European Banking Authority’s Regulatory Technical Standards (“EBA RTS”), which have been adopted by the InstitutsVergV, came into effect in June 2014. The RTS outline prescriptive quantitative and qualitative criteria for identifying MRTs.

To promote alignment with new regulatory requirements, the 2014 MRT identification process is based on a combination of qualitative and quantitative criteria as set out in the EBA RTS, and internal criteria developed by the Bank to identify additional categories of employees whose professional activities have a material impact on the Bank’s risk profile.

On a global basis, 2,903 employees were identified as MRTs for performance-year 2014, spanning 47 countries. This represents an increase of 124 % compared to 2013, when 1,295 were identified. In prior years, the number of our MRTs has been significantly higher than many of our principal competitors, both from an absolute level and as a percentage of total employee population. However, and as intended, it is expected that the application of the EBA RTS will result in a much more level playing field.

Compensation Structures for Material Risk Takers

Material Risk Takers are subject to the same deferral matrix as the general employee population, save for the requirement that at least 40% – 60 % of VC must be deferred. If a MRT’s VC does not trigger a deferral of at least 40 % under the Group’s global deferral matrix then (providing their VC is in excess of € 50,000) the matrix is overridden to ensure that regulatory obligations are met. On average, however, MRTs are subject to deferral rates in excess of the minimum 40% – 60 % regulatory requirements.

All MRTs receive 50 % of their deferred VC in the form of a Restricted Equity Award (“REA”) and typically the remaining 50 % as a Restricted Incentive Award (“RIA”). A limited number of MRTs in Deutsche AWM received a portion of their RIA in the form of an Employee Investment Plan (“EIP”) Award. These are cash settled awards based on the value of funds managed by the business, and deferral and forfeiture provisions under the EIP remain the same as the RIA. These employees still received 50 % of their deferred award in equity (as a REA) as required by regulation.

Deutsche Bank	1 – Management Report	273
Financial Report 2014	Compensation Report Material Risk Takers

Upon the vesting of each REA tranche (or at the end of the 4.5 year vesting period for the Senior Management Group), a further minimum six-month retention period applies during which time employees are not permitted to sell their shares. Employees can still forfeit their REA under the Policy/Regulatory Breach and Revenue Impairment forfeiture provisions or if they are subject to termination for Cause during the retention period.

In addition to the deferred award, 50 % of the upfront award (the remaining portion after the deferred element is calculated) is also awarded in equity in the form of an Equity Upfront Award (“EUA”). At award, the equity is subject to a minimum six-month retention period during which time the shares cannot be sold. Adding the EUA to the deferred portion of the award means that, on average, MRTs receive less than 15 % of their 2014 VC as an immediate cash payment (i.e., average deferral rates in excess of 85%). EUAs are subject to the Policy/Regulatory Breach and Revenue Impairment forfeiture provisions during the retention period and will also be forfeited if the employee leaves the Group either voluntarily or for cause.

All deferred awards and the EUA are subject to forfeiture following a Policy/Regulatory Breach or Revenue Impairment event. In addition, all deferred awards are subject to forfeiture provisions linked to the performance of the respective division and/or the Group as a whole.

See “Ex-post risk adjustment” in the section “Group Compensation Overview and Disclosure” for a full summary of the performance and forfeiture provisions.

Compensation Disclosure pursuant to Section 16 InstitutsVergV

Section 16 InstitutsVergV provides that the duties of disclosure for institutions are determined solely by Article 450 of Regulation (EU) No. 575/2013 (the Capital Requirements Regulation, “CRR”). Article 450 CRR introduces new disclosure requirements and the tables below have been created in accordance with this.

Aggregate remuneration

As described above, we have developed, refined and implemented a structured and comprehensive approach in order to identify Material Risk Takers in accordance with the InstitutsVergV requirements. The collective remuneration elements for this population of employees are detailed in the table below. Please note that ‘variable pay’ is reported in the table, which includes variable compensation as well as other discretionary remuneration elements. Variable pay has been used for fixed to variable remuneration ratio purposes.

All Management Board members and Board members of other significant Group Subsidiaries per Section 1 and 17 InstitutsVergV are included in the Geschäftsleiter column. Non-executive Board members and Supervisory Board members are included in the adjacent column. Compensation information is not reported for Non-executive Board members and Supervisory Board members. Their compensation (limited to a fixed fee/expenses) is not part of the SECC’s remit or governance.

Deutsche Bank	1 – Management Report	274
Financial Report 2014	Compensation Report Material Risk Takers

	2014
in € m. (unless stated otherwise)[1]	CB&S	PBC	GTB	Deutsche AWM	Geschäftsleiter (Significant Institutions)	Non-executive & Supervisory Board (Significant Institutions)	NCOU	Group Total
Number of employees	2,057	108	141	388	76	67	67	2,903
thereof:
Senior Management Group	58	15	13	21	25	0	7	139
Other material risk takers	1,998	93	128	367	51	67	60	2,764

Total Pay	2,072	98	120	381	109	N/M	74	2,854
thereof:
Fixed Pay[2]	980	50	55	169	54	N/M	38	1,347
Variable Pay[3]	1,092	48	65	212	55	N/M	36	1,508

Variable Pay	1,092	48	65	212	55	N/M	36	1,508
thereof:
Variable in cash	553	24	32	108	25	N/M	19	761
Variable in shares	539	24	32	102	30	N/M	17	745
Variable in share-linked instruments	0	0	0	0	0	N/M	0	0
Variable in other types of instruments	0	0	0	2	0	N/M	0	2

Outstanding deferred Variable Pay	2,049	81	94	296	167	N/M	73	2,760
thereof:
Vested awards	12	0	0	0	12	N/M	0	25
Unvested awards	2,037	81	94	296	154	N/M	73	2,735

Termination payments[4]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	4
Number of beneficiaries	N/M	N/M	N/M	N/M	N/M	N/M	N/M	6

N/M – Note meaningful

[1]	Excluding Postbank
[2]	Fixed pay defined as: base salary + Additional Fixed Pay Supplement + relevant local allowances
[3]	Variable pay defined as: VC + other discretionary remuneration payments
[4]	Termination payments have been disclosed collectively for the Group in order to safeguard employee confidentiality due to the low number of recipients

All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

Sign-on awards are intended to be a one-off premium to exceptional new hires and are included as variable pay in the year of joining for the purposes of the maximum fixed to variable ratio. As such, Sign-on awards are included in ‘variable pay’ in the above table. For 2014, € 6.09 million Sign-on awards were granted to a total number of 15 MRTs.

We are conscious that any discretionary termination payments made must be determined based on the sustained commitment of the individual and their personal contribution to the success of the Bank during the course of their employment. The largest single award made in 2014 was € 3.01 million.

During the course of 2014, seven MRTs had awards subject to forfeiture as a result of being terminated for cause or as a result of a finding of a Policy/Regulatory Breach or Revenue Impairment. The total amount forfeited (based on the value of the awards at grant) was € 2.75 million. As at the end of 2014, one individual was also under review by the Bank’s committees and subject to suspended vesting or delivery of deferred awards due to ongoing investigations.

Deutsche Bank	1 – Management Report	275
Financial Report 2014	Compensation Report Compensation System for Management Board Members

Remuneration of high earners

Per Article 450 CRR, the Bank is also required to disclose the number of individuals remunerated € 1 million or more. This information is provided below:

2014
Number of employees
Total Pay[1]
1,000,000 to 1,499,999	391
1,500,000 to 1,999,999	168
2,000,000 to 2,499,999	85
2,500,000 to 2,999,999	56
3,000,000 to 3,499,999	35
3,500,000 to 3,999,999	25
4.000,000 to 4,499,999	19
4,500,000 to 4,999,999	8
5,000,000 to 5,999,999	15
6,000,000 to 6,999,999	7
7,000,000 to 7,999,999	5
8,000,000 to 8,999,999	2

[1]	Total Pay defined as fixed pay (base salary + AFPS + relevant local allowances) plus variable pay (VC plus other discretionary remuneration payments)

Management Board Report and Disclosure

Compensation System for Management Board Members

Responsibility

The Supervisory Board as a plenary body is responsible for the structuring of the compensation system for the members of the Management Board as well as for determining their individual compensation. As of the 2014 financial year, the Supervisory Board is supported by the Compensation Control Committee. The requirement to establish this additional Committee from Supervisory Board members is a result of the regulatory approaches under CRD 4. This Directive has been refined and transposed into German law by the CRD 4 Implementation Act by way of amendments to the German Banking Act (Kreditwesengesetz – KWG) and revised versions of the InstitutsVergV at the national level.

Deutsche Bank	1 – Management Report	276
Financial Report 2014	Compensation Report Compensation System for Management Board Members

As required by law, the Compensation Control Committee comprises four members, of which at least one must have sufficient expertise and professional experience in the area of risk management and risk controlling and at least one other must be an employee representative. With regard to the Management Board, the Compensation Control Committee has assumed the essential functions, previously carried out by the Chairman´s Committee, in particular, supporting and monitoring the Supervisory Board in the appropriate structuring of the compensation system, as well as preparing the resolutions of the Supervisory Board regarding individual compensation.

Approval of the compensation system by the General Meeting

The Supervisory Board regularly reviews the compensation system for the members of the Management Board. In the case of a change or restructuring of the compensation framework, the Supervisory Board uses the possibility provided in the German Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung – VorstAG) for the General Meeting to approve the system of compensation for Management Board members. Most recently, in May 2013, the General Meeting approved a new compensation system for the members of the Management Board by a large majority of 88.71 % retroactive to January 1, 2013.

New regulatory and statutory requirements

The regulatory approaches under CRD 4 also create new challenges for the design of compensation systems. The requirements apply for the first time to the Management Board compensation that is determined for the 2014 financial year. A material element of the regulatory provisions is the limit on the ratio of fixed to variable compensation of 1:1 (cap regulation), i.e. the amount of variable compensation must not exceed that of fixed compensation. The thought behind this is that excessively high variable compensation could create an increased incentive to enter into inappropriately high risks.

Retaining the approved system under the new statutory requirements would make it necessary to increase the fixed compensation and thus to significantly raise the directly payable cash component. However, lawmakers have also stipulated that shareholders can resolve to soften the requirement by setting the ratio of fixed to variable compensation to 1:2.

In May 2014, the General Meeting made use of this statutory possibility and approved the before-mentioned setting to 1:2 with a large majority of 90.84%. As a result, the increase in fixed costs will be minimized and greater flexibility will be preserved in the composition of total compensation within the present system. In addition, the contributions to the company pension plan have been modified to be able to include them in the calculation of the 1:2 ratio (which further reduces the need to increase fixed compensation) and thus to avoid undesirable cost increases relating to pension benefits.

Principles of the compensation system

The structuring of the compensation system for members of the Management Board takes place in consideration of and within the framework of the statutory and regulatory requirements. The widely varying requirements applicable worldwide present the Supervisory Board with the challenge of being able to offer, within the regulatory requirements, overall compensation packages that continue to be in line with customary market practices and therefore competitive.

When designing the specific structure of the compensation system, determining individual compensation amounts, and structuring its delivery and allocation, the focus is on ensuring a close link between the interest of both the Management Board members and shareholders. While defining the variable compensation, this is achieved through the utilization of clearly defined key financial figures which are directly linked to the performance of Deutsche Bank and granting equity-based compensation components amounting to at least 50 % of the total Variable Compensation. When determining the variable compensation, the equity-based compensation components are directly linked to the performance of the Deutsche Bank share price, and only become eligible for payment after a period of several years.

Deutsche Bank	1 – Management Report	277
Financial Report 2014	Compensation Report Compensation System for Management Board Members

Through the structure of the compensation system the members of the Management Board are motivated to avoid unreasonably high risks, to achieve the objectives set out in the Bank’s strategies and to work continuously towards the positive development of the Group.

In the context of its review of the compensation system and the determination of the Variable Compensation the Supervisory Board uses the expertise of independent external compensation consultants and, if necessary, legal consultants.

Compensation Structure

With effect from January 1, 2013, the compensation system for Management Board members was fundamentally changed by the Supervisory Board, and in 2014 it was adapted to the new regulatory requirements. The compensation system approved by the Supervisory Board and the compensation structures it encompasses are reflected in the individual Management Board members‘ contracts.

At the beginning of the financial year, the Supervisory Board reviews the fixed compensation and the target figures for the Variable Compensation components. Furthermore, it defines the general Group-wide and individual objectives for the Management Board members and verifies that the standardized target objectives set for the Long-Term Performance Award are still aligned to the Bank’s long-term strategy. The performance of individual Management Board members is evaluated by the Supervisory Board and discussed with the Management Board members throughout and at the end of the year.

The total compensation resulting from the new compensation system is divided into both non-performance-related and performance-related components.

Non-Performance-Related Components (fixed compensation)

The fixed compensation is not linked to performance.

The fixed compensation primarily consists of a base salary. The base salary is disbursed as a base salary in twelve equal monthly payments. In light of the new regulatory requirements, the base salary was reviewed in the course of the year 2014 and determined as follows:

in €	2014	2013

Base salary

Co-Chairmen	3,800,000	2,300,000

Ordinary Board member	2,400,000	1,150,000

The InstitutsVergV provides for the possibility to define contributions to the company pension plan as fixed compensation and thus to include these in the basis for calculating the ratio between fixed and variable compensation components. The aforementioned base salary amounts have therefore been determined taking into account the contributions to the company pension plan.

Since the 2014 financial year, the contributions to the company pension plan amount to:

in €	2014

Contributions to the company pension plan

Co-Chairmen	650,000

Ordinary Board member	400,000

Additional non-performance-related components include “other benefits”. The “other benefits” comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Deutsche Bank	1 – Management Report	278
Financial Report 2014	Compensation Report Compensation System for Management Board Members

Performance-Related Components (Variable Compensation)

The Variable Compensation is performance-related and consists of two components:

—	the Annual Performance Award and
—	the Long-Term Performance Award.

Annual Performance Award (APA)

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

Objectives for the 2014 Financial Year

The following Group-wide key financial figures were agreed to as metrics for the 2014 financial year and apply equally to all Management Board members. The targets to be achieved may also generally include other aspects, such as return-on-investment targets, derived from the five identified categories:

—	Category Capital: Common Equity Tier 1 Ratio (CET 1) and Leverage Ratio;
—	Category Costs: Cost-Income-Ratio (CIR);
—	Category Competencies: Value added reported; and
—	Categories Culture/Clients: Employee Commitment, Behaviour and Reputation.

Each category of these objectives is weighted at 15 % in the determination of the Award amount. Thus, the proportion of these categories as part of the overall APA is equal to 60%.

In assessing the individual performance component, the Supervisory Board agrees with each Board member separately on

—	a quantitative objective from the categories Capital/Costs/Competencies and
—	a qualitative objective from the categories Culture/Clients.

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

Deutsche Bank	1 – Management Report	279
Financial Report 2014	Compensation Report Compensation System for Management Board Members

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

Taking into account the adjustments of the compensation system to the CRD 4 requirements, the target and maximum values applicable to the APA for the year 2014 for an ordinary Management Board member and for the Co-Chairmen of the Management Board are as follows:

	2014			2013
in €	Minimum	Target	Maximum	Target
Co-Chairmen

Amount per 15 % objective	0	225,000	450,000	345,000

APA total	0	1,500,000	3,000,000	2,300,000

Ordinary Board member
Amount per 15 % objective	0	150,000	300,000	225,000

APA total	0	1,000,000	2,000,000	1,500,000

Long-Term Performance Award (LTPA)

The level of the Long-Term Performance Award is no longer determined solely on the basis of the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Rather, through the additional inclusion of non-financial parameters, it is also oriented towards how the targets are achieved. This will further promote sustainable performance development.

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

If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100%, then the value of the RTSR portion increases proportionately to an upper limit of 150 % of the target figure, i.e. the value increases by 1 % for each percentage point above 100%. As in the past, if the three-year average of the relative total shareholder return is lower than 100%, the value generally declines disproportionately; however, the discount provision has been modified. If the relative total shareholder return is calculated to be in the range of smaller than 100 % to 80%, the value of the Award portion is reduced for each lower percentage point by 2 percentage points. In the range between 80 % and 60%, the value of the Award portion is reduced for each lower percentage point by 3 percentage points. As before, if the three-year average of the RTSR does not exceed 60%, the value of the Award portion is set to zero.

Deutsche Bank	1 – Management Report	280
Financial Report 2014	Compensation Report Compensation System for Management Board Members

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

Culture & Client Factor

Through the Culture & Client Factor, client satisfaction and dealings with clients will be measured to foster a sustainable development of the relationships to clients. In the future, this factor will be determined based on a formulaic approach. Efforts are currently underway to implement a corresponding system.

For a transitional phase, and until the final development and calibration of this system, the Supervisory Board will assess the status of the Bank’s development in these aspects at its discretion based on divisionally specific survey results as well as other market analyses along the four categories “below average”, “average”, “good” and “excellent”. For a classification in the “excellent” category, 150 % of the Culture & Client Factor target figure is assigned, 100 % for “good”, and 50 % for “average”. For “below average”, the value of the Award portion is set to zero.

Taking into account the adjustments of the compensation system to the CRD 4 requirements, the LTPA will be calculated based on the modified target figures in conjunction with the achieved RTSR as well as the Culture & Client Factor. The LTPA can be a maximum of 150 % of the respective target figures.

The weighting of these two performance metrics is two-thirds for the RTSR value and one-third for the Culture & Client value.

	2014			2013
in €	Minimum	Target	Maximum	Target
Co-Chairmen

RTSR component	0	2,533,333	3,800,000	3,066,667

Culture & Client component	0	1,266,667	1,900,000	1,533,333

LTPA total	0	3,800,000	5,700,000	4,600,000

Ordinary Board member

RTSR component	0	1,600,000	2,400,000	2,000,000

Culture & Client component	0	800,000	1,200,000	1,000,000

LTPA total	0	2,400,000	3,600,000	3,000,000

Deutsche Bank	1 – Management Report	281
Financial Report 2014	Compensation Report Compensation System for Management Board Members

Maximum Compensation

Following the implementation of the regulatory requirements and based on the before-stated individual compensation components, the maximum amounts are as follows.

	2014				2013
in €	Base salary	APA	LTPA	Total compensation	Total compensation
Co-Chairmen

New structure

Target	3,800,000	1,500,000	3,800,000	9,100,000	9,200,000

Maximum	3,800,000	3,000,000	5,700,000	12,500,000	12,650,000

Ordinary Board member

New structure

Target	2,400,000	1,000,000	2,400,000	5,800,000	5,650,000

Maximum	2,400,000	2,000,000	3,600,000	8,000,000	7,900,000

Even after the implementation of the regulatory requirements, the total compensation of a Management Board member is subject to a separate cap of € 9.85 million which voluntarily has been set by the Supervisory Board for the overall total compensation for the 2014 financial year. Accordingly, the calculated maximum of the total compensation of € 12.5 million for the Co-Chairmen cannot take effect and therefore, the potential maximum Variable Compensation for each Co-Chairman is limited to € 6.05 million.

Long-Term Incentive/Sustainability

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

Up to and including 2013, the APA was granted, to some extent, as a non-deferred variable component (“Upfront Award”). The respective Upfront Awards amounted to a maximum of 40 % of the total Variable Compensation. In accordance with regulatory requirements, at least half of the Upfront Award amount was granted in equity-based compensation components (“Equity Upfront Award”). The Equity Upfront Awards were subject to a retention period of three years. Only after this retention period has ended may the awards be sold. The remaining portion was paid out in cash immediately (“Cash Upfront”). If regulatory requirements or bank-specific rules made it necessary, parts of the APA were granted on a deferred basis, whereby this was generally carried out in the form of deferred cash compensation components (“Restricted Incentive Awards”). The Restricted Incentive Awards vested in four equal tranches. The first tranche vested approximately one and a half years after it was granted. The remaining tranches each subsequently vested in intervals of one year. Payment took place upon vesting. The deferred cash compensation was thus disbursed over a period of approximately four and a half years.

With the implementation of the regulatory requirements in 2014 and the related increase in fixed salaries, the APA will only be granted on a deferred basis from now on, although it is in principle granted in the form of deferred cash compensation components (“Restricted Incentive Awards”) with a deferral over at least four years. Therewith, non-deferred Upfront Awards are no longer granted.

The LTPA is granted 100 % on a deferred basis and only in the form of equity-based compensation components (“Restricted Equity Award”). The Restricted Equity Awards vest after four and a half years in one tranche (“cliff vesting”) and have an additional retention period of six months. Accordingly, Management Board mem-

Deutsche Bank	1 – Management Report	282
Financial Report 2014	Compensation Report Compensation System for Management Board Members

bers are first permitted to dispose of the equities after approximately five years if the entitlement has not been forfeited due to infringements of forfeiture conditions during this period.

The following chart shows the payment date for the immediate cash compensation and specifically the time period for the payment or the delivery of the other Variable Compensation components in the five consecutive years following the grant year.

As Restricted Incentive Awards do not bear interest prior to payment, a one-time premium in the amount of 2 % is added upon grant.

Equity-based awards granted are entitled to a dividend equivalent to align the award with the actually paid dividend and thus with the return for the shareholder. The dividend equivalent is determined according to the following formula:

Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods, in order to create a long-term incentive. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or termination for cause, and – with regard to Restricted Equity Awards and Restricted Incentive Awards – also due to a negative Group result or individual negative contributions to results. In addition, the LTPA will be forfeited completely if the statutory or regulatory minimum requirements for the core capital ratio are not met during this period.

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

Deutsche Bank	1 – Management Report	283
Financial Report 2014	Compensation Report Management Board Compensation

Shareholding Guidelines

To foster the identification with Deutsche Bank and its shareholders, the Management Board members will be required to invest a portion of their private funds in Deutsche Bank shares. For this purpose, the Management Board members will continuously hold a number of Deutsche Bank shares in their securities accounts. Deferred, equity-based compensation may be taken into account at 75 % of its value towards fulfillment of the obligation.

In 2013, the number of shares to be held amounted to three times the annual base salary for the Co-Chairmen and two times the annual base salary for ordinary Management Board members. The adjustment to fixed compensation made in 2014 and the related reduction in variable compensation elements require an adjustment to the shareholding guidelines for the members of the Management Board. Since 2014, the number of shares to be held amounts to two times the annual base salary for the Co-Chairmen and one time the annual base salary for ordinary Management Board members.

There is a waiting period of 36 months for the Co-Chairmen and 24 months for ordinary Management Board members until which this requirement must be fulfilled. The retention obligations for shares will only become effective as from 2016 for the Co-Chairmen and as from 2015 for the ordinary Management Board members; however, all Management Board members fulfilled the requirement in 2014. Observance of the requirement is reviewed semi-annually as of June 30 and December 31. If the required number of shares is not met, the Management Board members must correct any deficiencies by the next review.

As compensation components are deferred or spread out over several years, another link to the performance of the Deutsche Bank share is established that should generally continue to exist even for the period after leaving the Management Board.

Management Board Compensation

Principles

At the end of January 2015, the Compensation Control Committee discussed in detail and prepared for the Supervisory Board as a plenary the resolution of the Supervisory Board on the determination of the Variable Compensation for Management Board members. Particular focus was placed on reviewing the appropriateness of the compensation in a horizontal analysis vis-à-vis the Bank’s competitors, as well as in vertical analysis per the German Corporate Governance Codex requirements. In the context of this comparative review, the appropriateness of the compensation was reviewed with respect to:

—	the ratio of fixed to variable compensation;
—	the ratio of short-term to long-term compensation elements;
—	the ratio of immediately due to deferred compensation elements; and
—	the ratio of immediately vested compensation elements to compensation elements subject to forfeiture conditions.

In addition, the appropriateness of the total amount of compensation in relation to the average income of the employees was considered.

Base Salary

In the 2014 financial year, the annual base salary of the Management Board Co-Chairmen was € 3,800,000 each and for an ordinary Management Board member € 2,400,000.

Variable Compensation

The Supervisory Board, based on the proposal of the Compensation Control Committee, determined the Variable Compensation for the Management Board members for the 2014 financial year. When calculating and

Deutsche Bank	1 – Management Report	284
Financial Report 2014	Compensation Report Management Board Compensation

determining the amount of the APA and the LTPA, the Supervisory Board, above all, adequately considered individual Management Board members’ contributions to the Bank’s revenue, in addition to the Group’s overall results. For this purpose, the individual contribution to the Bank’s revenue was determined on the basis of the achievement of agreed objectives and was assessed separately for each member of the Management Board.

Total Compensation

The members of the Management Board collectively received in/for the 2014 financial year compensation (without fringe benefits and pension service costs) totalling € 35,277,666 (2013: € 38,496,509) for their service on the Management Board. Of that, € 19,600,000 (2013: € 10,350,000) was for base salaries, € 15,677,666 (2013: € 27,096,509) for performance-related components with long-term incentives and € 0 (2013: € 1,050,000) for performance-related components without long-term incentives.

The Supervisory Board determined the aforementioned compensation on an individual basis for 2014 as follows:

	2014				2013
in €	Base salary	APA[1]	LTPA[2]	Total compensation	Total compensation
Jürgen Fitschen	3,800,000	860,625	2,001,333	6,661,958	7,474,597

Anshuman Jain	3,800,000	860,625	2,001,333	6,661,958	7,474,597

Stefan Krause	2,400,000	688,500	1,264,000	4,352,500	4,676,415

Dr. Stephan Leithner	2,400,000	803,250	1,264,000	4,467,250	4,706,250

Stuart Lewis	2,400,000	765,000	1,264,000	4,429,000	4,671,825

Rainer Neske	2,400,000	688,500	1,264,000	4,352,500	4,821,000

Henry Ritchotte	2,400,000	688,500	1,264,000	4,352,500	4,671,825

Total	19,600,000	5,355,000	10,322,666	35,277,666	38,496,509

[1]	APA = Annual Performance Award/value including premium of 2%.
[2]	LTPA = Long-Term Performance Award.

Compensation in accordance with the German Corporate Governance Codex (GCGC)

The compensation for the members of the Management Board in accordance with the requirements of section 4.2.5 paragraph 3 of the GCGC is provided below. This comprises the benefits granted for the year under review including the fringe benefits, and including the maximum and minimum achievable compensation for variable compensation components. In addition, the disbursals of fixed compensation, short-term variable compensation and long-term variable compensation in/for the year under review, broken down into the relevant reference years are reported.

The following table provides the compensation granted for the 2014 financial year:

Compensation granted in 2014 (2013) according to GCGC

	Jürgen Fitschen Co-Chairman
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	3,800,000	3,800,000	3,800,000	3,800,000	2,300,000	2,300,000

Fringe benefits	118,852	118,852	118,852	118,852	236,590	236,590

Total	3,918,852	3,918,852	3,918,852	3,918,852	2,536,590	2,536,590

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	2,861,958	5,300,000	0	8,700,000	5,024,597	6,750,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	860,625	1,500,000	0	3,000,000	1,347,930	2,000,000
Restricted Equity Awards (LTPA)	2,001,333	3,800,000	0	5,700,000	3,526,667	4,600,000

Total	2,861,958	5,300,000	0	8,700,000	5,174,597	6,900,000

Pension service costs	648,216	648,216	648,216	648,216	290,457	290,457

Total compensation (GCGC)	7,429,026	9,867,068	4,567,068	13,267,068	8,001,644	9,727,047

Total compensation[1]	6,661,958	9,100,000	3,800,000	12,500,000	7,474,597	9,200,000

[1]	Without fringe benefits and pension service costs.

Deutsche Bank	1 – Management Report	285
Financial Report 2014	Compensation Report Management Board Compensation

	Anshuman Jain Co-Chairman
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	3,800,000	3,800,000	3,800,000	3,800,000	2,300,000	2,300,000

Fringe benefits	718,914	718,914	718,914	718,914	804,032	804,032

Total	4,518,914	4,518,914	4,518,914	4,518,914	3,104,032	3,104,032

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	2,861,958	5,300,000	0	8,700,000	5,024,597	6,750,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	860,625	1,500,000	0	3,000,000	1,347,930	2,000,000
Restricted Equity Awards (LTPA)	2,001,333	3,800,000	0	5,700,000	3,526,667	4,600,000

Total	2,861,958	5,300,000	0	8,700,000	5,174,597	6,900,000

Pension service costs	857,192	857,192	857,192	857,192	692,433	692,433

Total compensation (GCGC)	8,238,064	10,676,106	5,376,106	14,076,106	8,971,062	10,696,465

Total compensation[1]	6,661,958	9,100,000	3,800,000	12,500,000	7,474,597	9,200,000

[1]	Without fringe benefits and pension service costs.

	Stefan Krause
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000

Fringe benefits	124,753	124,753	124,753	124,753	105,609	105,609

Total	2,524,753	2,524,753	2,524,753	2,524,753	1,255,609	1,255,609

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	1,952,500	3,400,000	0	5,600,000	3,376,415	4,350,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	688,500	1,000,000	0	2,000,000	926,415	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000

Total	1,952,500	3,400,000	0	5,600,000	3,526,415	4,500,000

Pension service costs	521,887	521,887	521,887	521,887	340,985	340,985

Total compensation (GCGC)	4,999,140	6,446,640	3,046,640	8,646,640	5,123,009	6,096,594

Total compensation[1]	4,352,500	5,800,000	2,400,000	8,000,000	4,676,415	5,650,000

[1]	Without fringe benefits and pension service costs.

	Dr. Stephan Leithner
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000

Fringe benefits	353,552	353,552	353,552	353,552	119,905	119,905

Total	2,753,552	2,753,552	2,753,552	2,753,552	1,269,905	1,269,905

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	2,067,250	3,400,000	0	5,600,000	3,406,250	4,350,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	803,250	1,000,000	0	2,000,000	956,250	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000

Total	2,067,250	3,400,000	0	5,600,000	3,556,250	4,500,000

Pension service costs	561,694	561,694	561,694	561,694	360,800	360,800

Total compensation (GCGC)	5,382,496	6,715,246	3,315,246	8,915,246	5,186,955	6,130,705

Total compensation[1]	4,467,250	5,800,000	2,400,000	8,000,000	4,706,250	5,650,000

[1]	Without fringe benefits and pension service costs.

Deutsche Bank	1 – Management Report	286
Financial Report 2014	Compensation Report Management Board Compensation

	Stuart Lewis
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000

Fringe benefits	84,937	84,937	84,937	84,937	89,844	89,844

Total	2,484,937	2,484,937	2,484,937	2,484,937	1,239,844	1,239,844

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	2,029,000	3,400,000	0	5,600,000	3,371,825	4,350,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	765,000	1,000,000	0	2,000,000	921,825	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000

Total	2,029,000	3,400,000	0	5,600,000	3,521,825	4,500,000

Pension service costs	551,095	551,095	551,095	551,095	351,335	351,335

Total compensation (GCGC)	5,065,032	6,436,032	3,036,032	8,636,032	5,113,004	6,091,179

Total compensation[1]	4,429,000	5,800,000	2,400,000	8,000,000	4,671,825	5,650,000

[1]	Without fringe benefits and pension service costs.

	Rainer Neske
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000

Fringe benefits	96,155	96,155	96,155	96,155	104,900	104,900

Total	2,496,155	2,496,155	2,496,155	2,496,155	1,254,900	1,254,900

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	1,952,500	3,400,000	0	5,600,000	3,521,000	4,350,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	688,500	1,000,000	0	2,000,000	1,071,000	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000

Total	1,952,500	3,400,000	0	5,600,000	3,671,000	4,500,000

Pension service costs	539,553	539,553	539,553	539,553	348,352	348,352

Total compensation (GCGC)	4,988,208	6,435,708	3,035,708	8,635,708	5,274,252	6,103,252

Total compensation[1]	4,352,500	5,800,000	2,400,000	8,000,000	4,821,000	5,650,000

[1]	Without fringe benefits and pension service costs.

	Henry Ritchotte
in €	2014 (grant)	2014 (target)	2014 (Min)	2014 (Max)	2013 (grant)	2013 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	1,150,000	1,150,000

Fringe benefits	289,842	289,842	289,842	289,842	132,370	132,370

Total	2,689,842	2,689,842	2,689,842	2,689,842	1,282,370	1,282,370

One-year variable compensation	0	0	0	0	150,000	150,000
thereof:
Immediately paid out (part of APA)	0	0	0	0	150,000	150,000

Multi-year variable compensation	1,952,500	3,400,000	0	5,600,000	3,371,825	4,350,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	150,000	150,000
Restricted Incentive Awards (APA)	688,500	1,000,000	0	2,000,000	921,825	1,200,000
Restricted Equity Awards (LTPA)	1,264,000	2,400,000	0	3,600,000	2,300,000	3,000,000

Total	1,952,500	3,400,000	0	5,600,000	3,521,825	4,500,000

Pension service costs	530,086	530,086	530,086	530,086	344,689	344,689

Total compensation (GCGC)	5,172,428	6,619,928	3,219,928	8,819,928	5,148,884	6,127,059

Total compensation[1]	4,352,500	5,800,000	2,400,000	8,000,000	4,671,825	5,650,000

[1]	Without fringe benefits and pension service costs.

The following table provides the disbursals in/for the 2014 financial year:

Deutsche Bank	1 – Management Report	287
Financial Report 2014	Compensation Report Management Board Compensation

Disbursals paid out in 2014 (2013) according to GCGC

	Jürgen Fitschen Co-Chairman		Anshuman Jain Co-Chairman		Stefan Krause		Dr. Stephan Leithner
in €	2014	2013	2014	2013	2014	2013	2014	2013
Fixed compensation	3,800,000	2,300,000	3,800,000	2,300,000	2,400,000	1,150,000	2,400,000	1,150,000

Fringe benefits	118,852	236,590	718,914	804,032	124,753	105,609	353,552	119,905

Total	3,918,852	2,536,590	4,518,914	3,104,032	2,524,753	1,255,609	2,753,552	1,269,905

One-year variable compensation	0	150,000	0	150,000	0	150,000	0	150,000
thereof immediately paid out	0	150,000	0	150,000	0	150,000	0	150,000

Multi-year variable compensation	420,542	1,642,906	829,761	4,425,616	446,444	2,017,466	0	0
thereof Equity Upfront Awards:
EUA for 2010 (until 2014)	420,542	0	829,761	0	446,444	0	0	0
thereof Restricted Incentive Awards:
RIA for 2011 (until 2016)	0	356,221	0	1,051,846	0	356,221	0	0
RIA for 2010 (until 2015)	0	199,943	0	1,091,853	0	212,257	0	0
RIA for 2009 (until 2013)	0	68,480	0	234,988	0	91,306	0	0
thereof Restricted Equity Awards:
REA for 2009 (until 2013)	0	1,018,262	0	2,046,929	0	1,357,682	0	0

Total	420,542	1,792,906	829,761	4,575,616	446,444	2,167,466	0	150,000

Pension service costs	648,216	290,457	857,192	692,433	521,887	340,985	561,694	360,800

Total compensation (GCGC)	4,987,610	4,619,953	6,205,867	8,372,081	3,493,084	3,764,060	3,315,246	1,780,705

	Stuart Lewis		Rainer Neske		Henry Ritchotte
in €	2014	2013	2014	2013	2014	2013
Fixed compensation	2,400,000	1,150,000	2,400,000	1,150,000	2,400,000	1,150,000

Fringe benefits	84,937	89,844	96,155	104,900	289,842	132,370

Total	2,484,937	1,239,844	2,496,155	1,254,900	2,689,842	1,282,370

One-year variable compensation	0	150,000	0	150,000	0	150,000
thereof immediately paid out	0	150,000	0	150,000	0	150,000

Multi-year variable compensation	0	0	433,493	1,649,063	0	0
thereof Equity Upfront Awards:
EUA for 2010 (until 2014)	0	0	433,493	0	0	0
thereof Restricted Incentive Awards:
RIA for 2011 (until 2016)	0	0	0	356,221	0	0
RIA for 2010 (until 2015)	0	0	0	206,100	0	0
RIA for 2009 (until 2013)	0	0	0	68,480	0	0
thereof Restricted Equity Awards:
REA for 2009 (until 2013)	0	0	0	1,018,262	0	0

Total	0	150,000	433,493	1,799,063	0	150,000

Pension service costs	551,095	351,335	539,553	348,352	530,086	344,689

Total compensation (GCGC)	3,036,032	1,741,179	3,469,201	3,402,315	3,219,928	1,777,059

In 2014, the Supervisory Board decided to suspend for all Management Board members the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in August 2014. Accordingly, the above table does not contain the respective compensation elements which were not disbursed (or delivered – in case of share based elements) in August 2014.

Compensation in accordance with the German Accounting Standard No. 17 (GAS 17)

In accordance with the requirements of the GAS 17, the members of the Management Board collectively received in the 2014 financial year compensation totalling € 31,709,671 (2013: € 36,890,500) for their service on the Management Board. Of that, € 19,600,000 (2013: € 10,350,000) was for base salaries, € 1,787,005 (2013: € 1,593,250) for fringe benefits, € 10,322,666 (2013: € 23,897,250) for performance-related components with long-term incentives and € 0 (2013: € 1,050,000) for performance-related components without long-term incentives.

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

Deutsche Bank	1 – Management Report	288
Financial Report 2014	Compensation Report Management Board Compensation

individually received the following compensation components for their service on the Management Board for or in the years 2014 and 2013, including the non-performance-related fringe benefits and the service costs for pension benefits.

Compensation according to GAS 17

	Jürgen Fitschen Co-Chairman		Anshuman Jain Co-Chairman		Stefan Krause		Dr. Stephan Leithner
in €	2014	2013	2014	2013	2014	2013	2014	2013
Compensation

Performance-related components

Without long-term incentives

Immediately paid out	0	150,000	0	150,000	0	150,000	0	150,000

With long-term incentives

Cash-based

Restricted Incentive Award(s) paid	0	624,644	0	2,378,687	0	659,784	0	0

Share-based

Equity Upfront Award(s)	0	150,000	0	150,000	0	150,000	0	150,000
Restricted Equity Award(s)	2,001,333	3,526,667	2,001,333	3,526,667	1,264,000	2,300,000	1,264,000	2,300,000

Non-performance-related components

Base salary	3,800,000	2,300,000	3,800,000	2,300,000	2,400,000	1,150,000	2,400,000	1,150,000

Benefits

Non-performance-related components

Fringe benefits	118,852	236,590	718,914	804,032	124,753	105,609	353,552	119,905
Pension service costs	648,216	290,457	857,192	692,433	521,887	340,985	561,694	360,800

Total (excl. Service costs)	5,920,185	6,987,901	6,520,247	9,309,386	3,788,753	4,515,393	4,017,552	3,869,905

Total (incl. Service costs)	6,568,401	7,278,358	7,377,439	10,001,819	4,310,640	4,856,378	4,579,246	4,230,705

	Stuart Lewis		Rainer Neske		Henry Ritchotte		Total
in €	2014	2013	2014	2013	2014	2013	2014	2013
Compensation

Performance-related components

Without long-term incentives

Immediately paid out	0	150,000	0	150,000	0	150,000	0	1,050,000

With long-term incentives

Cash-based

Restricted Incentive Award(s) paid	0	0	0	630,801	0	0	0	4,293,916

Share-based

Equity Upfront Award(s)	0	150,000	0	150,000	0	150,000	0	1,050,000
Restricted Equity Award(s)	1,264,000	2,300,000	1,264,000	2,300,000	1,264,000	2,300,000	10,322,666	18,553,334

Non-performance-related components

Base salary	2,400,000	1,150,000	2,400,000	1,150,000	2,400,000	1,150,000	19,600,000	10,350,000

Benefits

Non-performance-related components

Fringe benefits	84,937	89,844	96,155	104,900	289,842	132,370	1,787,005	1,593,250
Pension service costs	551,095	351,335	539,553	348,352	530,086	344,689	4,209,723	2,729,051

Total (excl. Service costs)	3,748,937	3,839,844	3,760,155	4,485,701	3,953,842	3,882,370	31,709,671	36,890,500

Total (incl. Service costs)	4,300,032	4,191,179	4,299,708	4,834,053	4,483,928	4,227,059	35,919,394	39,619,551

In 2014, the Supervisory Board decided to suspend for all Management Board members the tranches of deferred compensation elements which were subject to non-forfeiture or due to vest in August 2014. Accordingly, the table above does not contain the Restricted Incentive Awards which were not disbursed in August 2014.

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

Deutsche Bank	1 – Management Report	289
Financial Report 2014	Compensation Report Pension and Transitional Benefits

Share awards

The number of share awards in the form of Restricted Equity Awards (REA) granted in 2015 for the year 2014 to each member of the Management Board was determined by dividing the respective euro amounts by € 27.108 the average Deutsche Bank AG XETRA share closing prices on the first ten trading days in February 2015 (prior year: € 35.4385 = average of the XETRA closing prices of a Deutsche Bank AG share on the first ten trading days in February 2014).

As a result, the number of share awards granted was as follows (rounded):

Members of the Management Board
Units	Year	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)
Jürgen Fitschen	2014	0	73,828
	2013	4,233	99,515

Anshuman Jain	2014	0	73,828
	2013	4,233	99,515

Stefan Krause	2014	0	46,628
	2013	4,233	64,901

Dr. Stephan Leithner	2014	0	46,628
	2013	4,233	64,901

Stuart Lewis	2014	0	46,628
	2013	4,233	64,901

Rainer Neske	2014	0	46,628
	2013	4,233	64,901

Henry Ritchotte	2014	0	46,628
	2013	4,233	64,901

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

Up to and including 2013, this annual contribution was calculated using an individual contribution rate on the basis of each member’s base salary and total bonus up to a defined ceiling, and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 onwards, the part of the pension account which consists of contributions made up to and including contribution year 2013 is credited with an annual interest payment of 6 % up to the date of retirement.

As part of the redesign of the compensation system, the pension commitment was modified with effect from January 1, 2014. Management Board members now receive a contribution in the form of a contractually agreed fixed annual amount in Euro. The contribution accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 4 % per year up to the age of 60. From the age of 61 onwards, the part of the pension account which consists of contributions made as of 2014 is credited with an annual interest payment of 4 % up to the date of retirement.

Deutsche Bank	1 – Management Report	290
Financial Report 2014	Compensation Report Other Benefits upon Premature Termination

The annual contributions, taken together, form the pension amount available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In connection with his exit from the Bank, Dr. Ackermann was entitled to a transition payment in 2014. The contractually agreed transition payment in form of a one-time payment was € 2,750,000.

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2014 and 2013 as well as the corresponding defined benefit obligations for each current member of the Management Board as of December 31, 2014 and December 31, 2013. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates, as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board	Annual contribution, in the year[1]		Interest credit, in the year		Account balance, end of year		Service cost, in the year		Present value of the defined benefit obligation, end of year
in €	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Jürgen Fitschen	650,000	230,000	65,351	48,633	1,804,524	1,089,173	648,216	290,457	1,935,819	1,442,337
Anshuman Jain	903,500	690,000	0	0	2,016,125	1,112,625	857,192	692,433	1,884,104	1,129,633
Stefan Krause	536,000	327,750	0	0	3,522,137	2,986,137	521,887	340,985	3,336,863	3,036,880
Dr. Stephan Leithner	620,000	396,750	0	0	1,258,250	638,250	561,694	360,800	1,128,360	586,293
Stuart Lewis	600,000	379,500	0	0	1,210,938	610,938	551,095	351,335	1,103,545	571,042
Rainer Neske	576,000	362,250	0	0	3,372,865	2,796,865	539,553	348,352	3,068,819	2,628,520
Henry Ritchotte	556,000	345,000	0	0	1,112,313	556,313	530,086	344,689	1,053,970	561,276

[1]	Including age-related factor.

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

Deutsche Bank	1 – Management Report	291
Financial Report 2014	Compensation Report Management Board Share Ownership

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed for
	share-based compensation components		cash-based compensation components
in €	2014	2013	2014	2013
Jürgen Fitschen	734,201	1,196,942	1,278,486	1,117,213
Anshuman Jain	707,318	3,152,852	2,140,366	2,693,501
Stefan Krause	464,263	1,107,799	946,856	919,828
Dr. Stephan Leithner	496,929	103,399	500,137	172,939
Stuart Lewis	447,126	103,399	487,735	172,939
Rainer Neske	487,657	1,103,157	996,551	916,694
Henry Ritchotte	484,343	103,399	487,735	172,939

Management Board Share Ownership

As of February 21, 2015 and February 21, 2014, respectively, the current members of the Management Board held Deutsche Bank shares as presented below:

Members of the Management Board		Number of shares
Jürgen Fitschen	2015	262,166
	2014	205,173

Anshuman Jain	2015	786,188
	2014	615,276

Stefan Krause	2015	35,065
	2014	27,442

Dr. Stephan Leithner	2015	85,736
	2014	57,488

Stuart Lewis	2015	51,347
	2014	32,530

Rainer Neske	2015	100,777
	2014	95,533

Henry Ritchotte	2015	234,996
	2014	166,526

Christian Sewing	2015	30,488

Total	2015	1,586,763

	2014	1,199,968

The current members of the Management Board held an aggregate of 1,586,763 Deutsche Bank shares on February 21, 2015, amounting to approximately 0.12 % of Deutsche Bank shares issued on that date.

The following table shows the number of share awards held by the Management Board members as of February 21, 2014 and February 21, 2015 as well as the number of share awards newly granted, delivered or forfeited in this period.

Deutsche Bank	1 – Management Report	292
Financial Report 2014	Compensation Report Compensation System for Supervisory Board Members

Members of the Management Board	Balance as of Feb 21, 2014	Granted	Delivered	Forfeited	Balance as of Feb 21, 2015
Jürgen Fitschen	206,872	87,642	0	0	294,514

Anshuman Jain	368,930	95,502	0	0	464,432

Stefan Krause	158,565	56,801	0	0	215,366

Dr. Stephan Leithner	187,181	59,914	50,888	0	196,207

Stuart Lewis	125,128	55,688	18,506	0	162,310

Rainer Neske	158,010	56,774	0	0	214,784

Henry Ritchotte	158,960	58,709	33,706	0	183,963

Compensation System for Supervisory Board Members

The compensation principles for Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended by resolution of the Annual General Meeting on May 22, 2014 which became effective on July 17, 2014. Accordingly, the following provisions apply:

The members of the Supervisory Board receive fixed annual compensation (“Supervisory Board Compensation”). The annual base compensation amounts to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation as follows1:

	Dec 31, 2014
in € Committee[1]	Chairperson	Member
Audit Committee	200,000	100,000

Risk Committee	200,000	100,000

Nomination Committee [2]	100,000	50,000

Mediation Committee	0	0

Integrity Committee[3]	200,000	100,000

Chairman’s Committee	100,000	50,000

Compensation Control Committee	100,000	50,000

[1]	Members of the committees are listed under Supplementary Information of the Financial Report.
[2]	Until July 16, 2014 for Nomination Committee work no additional compensation was paid.
[3]	Until July 16, 2014 for Integrity Committee work additional fixed annual compensation was paid as follows: Chair: € 100,000, members: € 50,000.

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

Deutsche Bank	1 – Management Report	293
Financial Report 2014	Compensation Report Compensation System for Supervisor Board Members

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

Supervisory Board Compensation for the 2014 Financial Year

Individual members of the Supervisory Board received the following compensation for the 2014 financial year (excluding value added tax).

Members of the Supervisory Board in	Compensation for fiscal year 2014		Compensation for fiscal year 2013
€	Fixed	Paid out in February 2015	Fixed	Paid out in February 2014

Dr. Paul Achleitner	818,548	613,911	645,833	484,374

Karin Ruck[1]	0	0	125,000	125,000

Alfred Herling	272,849	204,637	187,500	140,625

Wolfgang Böhr[1]	0	0	41,667	41,667

Frank Bsirske	222,849	167,137	95,833	71,874

John Cryan	400,000	300,000	233,333	174,999

Dina Dublon	200,000	150,000	33,333	24,999

Dr. Karl-Gerhard Eick[1]	0	0	125,000	125,000

Katherine Garrett-Cox	100,000	75,000	100,000	75,000

Timo Heider	172,849	129,637	87,500	65,625

Sabine Irrgang	172,849	129,637	87,500	65,625

Prof. Dr. Henning Kagermann	222,849	167,137	200,000	150,000

Martina Klee	172,849	129,637	129,167	96,875

Suzanne Labarge[2]	100,000	100,000	200,000	150,000

Peter Löscher	172,849	129,637	129,167	96,875

Henriette Mark	200,000	150,000	200,000	150,000

Louise Parent[3]	91,667	68,750	0	0

Gabriele Platscher	200,000	150,000	158,333	118,749

Bernd Rose	200,000	150,000	116,667	87,500

Rudolf Stockem	200,000	150,000	158,333	118,749

Stephan Szukalski	100,000	75,000	58,333	43,749

Dr. Johannes Teyssen	122,849	92,137	100,000	75,000

Marlehn Thieme[1]	0	0	83,333	83,333

Georg Thoma	245,699	184,274	116,667	87,500

Tilman Todenhöfer[4]	0	0	125,000	125,000

Prof. Dr. Klaus Rüdiger Trützschler	200,000	150,000	200,000	150,000

Stefan Viertel[1]	0	0	41,667	41,667

Renate Voigt[1]	0	0	41,667	41,667

Werner Wenning[1]	0	0	41,667	41,667

Total	4,588,710	3,466,532	3,862,500	3,053,119

[1]	Member until May 23, 2013.
[2]	Member until June 30, 2014.
[3]	Member since July 1, 2014.
[4]	Member until October 31, 2013.

Following the submission of invoices in February 2015, 25 % of the compensation determined for each Supervisory Board member for the 2014 financial year was converted into notional shares of the company on the basis of a share price of € 25.676 (average closing price on the Frankfurt Stock Exchange (Xetra) during the last ten trading days of January 2015, calculated to three digits after the decimal point). Members who left the Supervisory Board in 2014 were paid the entire amount of compensation in cash.

Deutsche Bank	1 – Management Report	294
Financial Report 2014	Compensation Report Compensation System for Supervisor Board Members

The following table shows the number of notional shares to three decimal places that were converted in February 2015 (2014) for members of the Supervisory Board as part of their 2014 (2013) compensation as well as the number of notional shares accumulated during the respective membership to the Supervisory Board:

Members of the Supervisory Board	number of notional shares
	converted in February 2015 as part of the compensation 2014	converted in February 2014 as part of the compensation 2013	Total (cumulative)	Paid out in February 2015[2] in €

Dr. Paul Achleitner	7,969.976	4,370.945	12,340.921	0

Alfred Herling	2,656.659	1,268.948	3,925.607	0

Frank Bsirske	2,169.823	648.592	2,818.415	0

John Cryan	3,894.688	1,579.180	5,473.868	0

Dina Dublon	1,947.344	225.597	2,172.941	0

Katherine Garrett-Cox	973.672	676.791	1,650.463	0

Timo Heider	1,682.987	592.193	2,275.180	0

Sabine Irrgang	1,682,987	592.193	2,275.180	0

Prof. Dr. Henning Kagermann	2,169.823	1,353.583	3,523.406	0

Martina Klee	1,682.987	874.189	2,557.176	0

Suzanne Labarge[1]	0	1,353.583	1,353.583	34,755

Peter Löscher	1,682.987	874.189	2,557.176	0

Henriette Mark	1,947.344	1,353.583	3,300.927	0

Louise Parent	892.533	0	892.533	0

Gabriele Platscher	1,947.344	1,071.586	3,018.930	0

Bernd Rose	1,947.344	789.590	2,736.934	0

Rudolf Stockem	1,947.344	1,071.586	3,018.930	0

Stephan Szukalski	973.672	394.795	1,368.467	0

Dr. Johannes Teyssen	1,196.151	676.791	1,872.942	0

Georg Thoma	2,392.301	789.590	3,181.891	0

Prof. Dr. Klaus Rüdiger Trützschler	1,947.344	1,353.583	3,300.927	0

Total	43,705.305	21,911.123	65,616.428	34,755

[1]	Member of the Supervisory Board until June 30, 2014.
[2]	At a value of € 25.676 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2015.

All employee representatives on the Supervisory Board, with the exception of Mr. Bsirske and Mr. Stockem, are employed by us. In the 2014 financial year, we paid such members a total amount of € 1.10 million in the form of salary, retirement and pension compensation in addition to their Supervisory Board compensation.

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with the termination of such employment. During 2014, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

With the agreement of the Bank’s Management Board, Dr. Achleitner performs representative functions in various ways on an unpaid basis for the Bank and participates in opportunities for referrals of business for the Bank. These tasks are related to the functional responsibilities of the Chairman of the Supervisory Board of Deutsche Bank AG. In this respect, the reimbursement of costs is regulated in the Articles of Association. On the basis of a separate contractual agreement, the Bank provides Dr. Achleitner with infrastructure and support services free of charge for his services in the interest of the Bank. He is therefore entitled to avail himself of internal resources for preparing and carrying out his activities. The Bank’s security and car services are available for Dr. Achleitner to use free of charge for these tasks. The Bank also reimburses travel expenses and participation fees and covers the taxes for any non-cash benefits provided. On September 24, 2012, the Chairman’s Committee approved the conclusion of this agreement. The provisions apply for the duration of Dr. Achleitner’s tenure as Chairman of the Supervisory Board and are reviewed on an annual basis for appropriateness. Under this agreement between Deutsche Bank and Dr. Achleitner, support services equivalent to € 206,000 (2013: € 185,000) were provided and reimbursements for expenses amounting to € 196,271 (2013: € 137,502) were paid during the 2014 financial year.

Deutsche Bank	1 – Management Report	295
Financial Report 2014	Corporate Responsibility Environmental and social risks

The Chairman’s Committee of the Supervisory Board of Deutsche Bank approved all existing mandates between Shearman & Sterling LLP and Deutsche Bank AG (and its affiliated companies) at the point in time when Mr Thoma was appointed to the Supervisory Board as well as all new mandates in which Deutsche Bank AG (or its affiliated companies) were service recipients. Under these mandates, payments of approximately € 5.0 million were made by companies of Deutsche Bank Group to Shearman & Sterling LLP in the reporting period January 1, 2014 to December 31, 2014 (2013 since Mr. Thoma’s appointment: € 2.3 million). This does not include significant amounts that were invoiced via lead book runners and consequently not booked, either by Shearman & Sterling LLP or by the Bank, as payments from the Bank to Shearman & Sterling LLP. Mr. Thoma had no involvement in any of the mandates. He participates in the economic success of Shearman & Sterling LLP merely through his capacity as one of 157 equity partners (as of December 31, 2014). Upon termination of December 31, 2014, he retired as equity partner of Shearman  & Sterling LLP.

Corporate Responsibility

Strengthening governance and controls, increasing operational excellence and meeting new regulatory standards have continued to be priorities for Deutsche Bank in 2014. In addition to these challenges, we strive to earn trust by demonstrating the Bank’s value to society, which includes our involvement in global issues such as promoting access to education, social inclusion or climate change.

Our revised Code of Business Conduct and Ethics defines our commitment to Sustainability, which is at the heart of our Corporate Responsibility principles. We believe that being economically successful and internationally competitive generates value for our stakeholders. We consider the environmental and social impact of our actions and apply high environmental and social standards to our business to support a sustainable future.

This commitment is in line with Strategy 2015+ and reflects our Values and Beliefs. We consider these obligations with respect to the diverse perspectives and changing needs of all our stakeholders.

In this complex environment, we have continued to intensify our efforts to steer the Bank’s core business with sustainability in mind. Our approach is built around increasing transparency, exploring opportunities arising from global trends, and managing potential environmental and social risks.

Our commitment extends well beyond our core business. As a corporate citizen, Deutsche Bank is uniquely positioned to bring to scale new ideas that address acute global challenges.

Environmental and social risks

Due diligence on environmental and social (ES) risk is required by our ES Risk Framework as an integral part of the approval process for all transactions, especially for business activities in sensitive sectors. We provided practical guidance to our banking teams, including on how to engage with clients around their business practices. We also established a position on activities in or near World Heritage Sites and reconfirmed our commitment to halt deforestation. Together with other banks and investors, we engaged on developing an approach toward managing carbon asset risk. We implemented a major IT project to improve the transaction review process and enlarge its coverage.

The number of transactions reviewed under the ES Risk Framework grew again in 2014 to 1,250 (2013: 721), demonstrating the banking teams’ increased awareness of these risks.

Deutsche Bank	1 – Management Report	296
Financial Report 2014	Corporate Responsibility Carbon neutral operations

Training is a powerful tool to help the Bank’s businesses apply the guidelines and strengthen our ES risk management process. We developed a training concept, which adds to initiatives such as Sustainability Days, Earth Week and presentations at business events to increase awareness and understanding of sustainability risks further. The training will be rolled out globally in 2015.

ESG factors in Asset Management

We continued to develop our efforts to integrating environmental, social and governance (ESG) issues in the investment process. To push these efforts Deutsche Asset & Wealth Management implemented a central team in 2014, which is responsible for realizing the ESG-strategy and its coordination cross-departmentally, as well as the development and improvement of capacities and competencies in the field of sustainable investing. We believe this is a precondition for achieving the best possible long term performance for our clients and see it as a part of our fiduciary duty.

In 2014, we developed a proprietary research tool that uses data supplied by five leading external data providers, maximizing objectivity and reliability. Using this new “ESG Engine”, we can screen for up to 1,500 subsets of corporate ESG behaviours for more than 5,000 companies. Besides the ability to develop any active/passive product and an ESG overly to any existing product, this gives us the opportunity to design products tailored to the specific ESG standards of individual investors.

At the end of 2014, the Bank managed assets of approximately € 5.4 billion invested on the basis of ESG criteria (2013: € 5.1 billion).

Raising capital for environmental and social investment

Deutsche Bank is one of the leading private sector financier in clean energy. In 2014, Deutsche Bank allocated more than € 978 million (2013: € 782.9 million) to clients’ renewable energy projects. We advised and provided financing to projects with a total capacity of 1,793 MW, worth € 4.3 billion.

Green bonds offer a novel way to unlock the capital for projects that benefit the environment and society, using the debt capital markets to raise funds for developments such as renewable energy, energy efficiency and clean water. Deutsche Bank joined 12 other major financial institutions in publishing the Green Bond Principles at the beginning of 2014, which provide a framework for integrity and transparency of this product. They set out requirements for designating, disclosing, managing and reporting on capital raised from a Green Bond to ensure that the funds will make a difference for people and the environment.

The clarity provided by the Principles has helped the market grow four-fold last year. Deutsche Bank was the lead manager for several major issues, including a € 1.5 billion bond for KfW and the first green bond raising £ 250 million for Unilever.

Carbon neutral operations

The Bank operated in 2014 once again on a carbon neutral basis by investing in energy efficiency projects, using renewable electricity, and offsetting remaining emissions by purchasing and retiring high-grade offset certificates.

Deutsche Bank	1 – Management Report	297
Financial Report 2014	Corporate Responsibility Tackling social challenges

Tackling social challenges

As a global universal bank, Deutsche Bank is uniquely positioned to help enable communities and economies to prosper. With a total investment of € 80.5 million in 2014 (2013: € 78.2 million), Deutsche Bank and its foundations continue to be among the world’s most active corporate citizens. More than 5.8 million people benefited from our programs last year.

We rolled out the Born to Be Youth Engagement Programme across Europe, Asia, South Africa and the Americas. It focuses on removing barriers to education and personal development, encourages young people to develop the skills to pursue their aspirations and prepares them for the world of work. In 2014, Born to Be has reached more than one million young people around the globe.

Our social investment programs have touched the lives of 1.6 million people in 2014. They range from microfinance and impact investing via community development and building enterprise initiatives to support for the disadvantaged. As a pioneer and thought-leader in microfinance, we have lent approximately US $ 330 million to over 130 microfinance institutions in 51 different countries and have seeded an estimated 3.9 million microloans worth US $ 1.8 billion since 1997. And more and more of our employees make their professional skills available to support social enterprises.

Forward-thinking and innovation are required to meet the challenges of the future. The Alfred Herrhausen Society’s Urban Age conferences, which tackle the problems of the world’s megacities, are now in their 10th year and have reached more than 5,000 attendees. And the Landmarks in the Land of Ideas competition has championed more than 2,700 innovative concepts that promote urban and rural development in Germany since its start in 2006.

Our strategic partnerships with renowned cultural institutions make art and music accessible to wider audiences and provide a platform for young talent. The 25-year partnership with the Berliner Philharmoniker which we celebrated in 2014, has brought forth not only the unique Digital Concert Hall, but also influenced more than 37,000 young people who have taken part in the Education Programme since 2002. And for more than 35 years, we have provided access to contemporary art at more than 900 locations around the world – through exhibitions, targeted educational programs and partnerships. In total, our art and music programs reached more than three million people in 2014.

Last but not least, about 17,000 colleagues (21 % of global staff) volunteered more than 190,000 hours of their time, skills, and expertise in 2014, maximising the impact of our initiatives and tangibly demonstrating how the Bank and its employees combine a culture of performance with a culture of responsibility.

Deutsche Bank	1 – Management Report	298
Financial Report 2014	Employees
	Group Headcount

Employees

Group Headcount

As of December 31, 2014 we employed a total of 98,138 staff members as compared to 98,254 as of December 31, 2013. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2014, 2013 and 2012.

Employees[1]	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Germany	45,392	46,377	46,308

Europe (outside Germany), Middle East and Africa	23,063	23,186	23,755

Asia/Pacific	19,023	18,361	17,827

North America[2,3]	10,054	9,752	9,787

Latin America	606	578	542

Total employees[3]	98,138	98,254	98,219

[1]

Full-time equivalent employees; in 2014, the employees of Mauritius previously shown in Europe (outside Germany), Middle East and Africa were assigned to Asia/Pacific; numbers for 2013 (186 employees) and 2012 (197 employees) have been reclassified to reflect this. In 2013, the employees of Pakistan previously shown in Asia/Pacific were assigned to Middle East; numbers for 2012 (79 employees) have been reclassified to reflect this.

[2]	Primarily the United States.
[3]

The Cosmopolitan of Las Vegas has been sold in 2014. The nominal headcount of The Cosmopolitan of Las Vegas is 4,393 as of December 31, 2013 compared to 4,371 as of December 31, 2012. The headcount number is composed of full time and part time employees and is not part of the full time equivalent employees figures.

The number of our employees decreased in 2014 by 117 or 0.1 % due to the following factors:

—	In Corporate Banking & Securities (CB&S), the number of staff went down by 150 primarily due to adjustments related to the market development.

—	In Global Transaction Banking (GTB), the number of employees increased by 52 mostly driven by the development in Trade Finance.

—

The number of staff in Deutsche Asset & Wealth Management (Deutsche AWM) decreased by 136. This was particularly a result of the divestment of Tilney in the UK and adjustments related to Sal Oppenheim entities in Germany.

—	Total staff in Private & Business Clients (PBC) increased by 165 driven by the set up of a joint Banking Services Platform in Germany.

—	In the Non-Core Operations Unit (NCOU), the number of employees decreased by 1,291 primarily as a result of the divestment of BHF-BANK in Germany.

—

In our Infrastructure functions, staff numbers increased by 1,243, mainly due to further build out of our operative platform and due to strengthening of control functions, e.g. Compliance, Risk and Audit.

Deutsche Bank	1 – Management Report	299
Financial Report 2014	Employees
	Labor Relations

Labor Relations

In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2014 includes a pay raise of 2.4 % from July 2014 and a second pay rise of 2.1 % from July 2015 on, plus a single payment of € 150 in January 2015. The existing collective bargaining agreement regarding early retirement has not been extended and ends April, 2016.

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

Deutsche Bank	1 – Management Report	300
Financial Report 2014	Employees
	Culture transformation

As of December 31, 2014, 34 % of Postbank staff members in Germany are civil servants (full-time equivalent basis), compared to 38 % as of December 31, 2013.

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

The strategic Human Resources agenda

HR priorities strongly support the Bank’s strategy

People are our most valuable asset. With more than 98,000 FTE from 145 nations working for Deutsche Bank, Human Resources play a vital role in fulfilling the vision to be the leading client-centric global Universal Bank. With increasingly fierce competition worldwide, attracting and retaining the best talent has never been more important to Deutsche Bank. The Bank aims to be an attractive global employer in the financial sector, and is pursuing this goal through the strategic Human Resources (HR) agenda by driving cultural transformation, making a real difference in diversity and inclusion, redesigning reward structures and fostering strong leadership and talent management.

Culture transformation

Enganging employees and embedding culture in key processes

By making culture one of the five levers of Strategy 2015+, Deutsche Bank sent a clear message to its stakeholders: a strong corporate culture, built on shared values and beliefs, is essential to the Bank’s long-term success. Culture guides behavior and decision making in a changing regulatory and economic environment. It helps the Bank choose the right course of action to the benefit of our clients and society at large. Deutsche Bank has embedded the values and beliefs in recruiting, interviewing, and onboarding processes as well as all development activities throughout the employee’s career lifecycle at Deutsche Bank.

In 2014 we changed our performance management process. Now, adherence to the values and beliefs determines 50 % of individual performance ratings, and is a determining factor in promotion decisions. Also some elements of compensation were aligned to encourage, reward and support the right behaviors and sanction wrong behaviors. This includes adding key metrics related to Deutsche Bank’s values in the year-end compensation process for members of the Management Board and employees in all divisions, developing a global approach to disciplinary practice as well as aligning the suspension, red flag and performance management processes to the disciplinary process and the year-end review.

To recognize employees who achieved exceptional business outcomes while demonstrating the Bank’s values, Deutsche Bank launched the Co-CEO sponsored ‘Living the Values’ Awards in 2014. Nearly 100 nominations were made by senior managers globally and 10 winning teams were announced.

Deutsche Bank	1 – Management Report	301
Financial Report 2014	Employees
	Making a real difference in diversity and inclusion

People Survey

The findings will continue to directly influence our actions in 2015

Since 1999, Deutsche Bank has conducted regular employee surveys to assess opinions and commitment to our corporate culture as well as with other key indicators. In 2014, the Bank updated the People Survey to reflect our values and beliefs and to gauge adoption of OpEx.

In 2014, over 60,000 employees – 58 % of total workforce – responded to the survey, with Postbank participating for the first time. Since the last survey two years prior, the employees have experienced the challenges of difficult market conditions and a fluctuating share price. Against this backdrop, the employees reported in the last survey, we are making progress in building and strengthening a shared culture, much remains to be done.

While 82 % of the respondents were familiar with the values and beliefs, just under 50 % believed that living our values will have a positive impact on achieving Strategy 2015+. Meanwhile, 35 % have experienced changes in behavior.

Commitment levels (66%, down from 73 % in 2012) as explained above remain in line with the financial services benchmark and employees said they felt more able to use their skills and abilities (68%, up from 64 % in 2012). However, employees were less willing to recommend Deutsche Bank to others, indicating reduced pride in the organization.

Including questions about the values and how employees experience them yielded valuable insights. While the employees appreciate some of the changes they have seen, such as balancing risk, valuing entrepreneurship, identifying risks, earning clients’ trust, valuing diversity and improving processes, there is still work to be done. The survey revealed that we need to continue creating links between performance and consequences that are visible to employees and allowing for more time to think creatively. Many employees also perceive it as challenging to secure adequate resources to do their job. The Bank interprets this as a need to further transform and adapt our business and people practices where necessary as part of the Bank’s culture change.

The results of the survey were communicated in June 2014. The feedback was clear: The Bank needs to turn words into action and reignite employee pride. Since then all divisions have prioritized and are taking follow-up action. For example, Deutsche Asset & Wealth Management (Deutsche AWM) has enhanced its cross-divisional collaboration procedures, Global Transaction Banking (GTB) conducted regular reviews of its business offering, regional footprint and client portfolio to ensure long-term sustainable performance and Group Technology & Operations established Innovation Labs in Silicon Valley, London and Berlin.

Making a real difference in diversity and inclusion

Female representation in leadership positions has increased

Deutsche Bank recognizes the value of a diverse and inclusive organization. The Bank embraces the opportunities and challenges represented by demographic changes. However, diverse teams can only fully perform to their potential in a work environment that is built on trust, respect and openness. Therefore we are building awareness of the positive impact of inclusive leadership among our managers. To this end Diversity objectives for managers were formulated to ensure investment in diverse talent and to foster diversity awareness and inclusive leadership.

In 2014, the Bank extended the workshop ‘Managing Unconscious Bias’ in more regions of Germany, so that senior leaders have more possibilities to take part. Deutsche Bank a renewed focus on our global e-learning program, ‘Great Minds Don’t Think Alike – The power of different perspectives’. More than 6,000 employees have already participated in the e-learning program.

The percentage of women in leadership positions (2014: 19.4%, 2013: 18.7%) and the share of female officers (2014: 31.7%, 2013: 31.1%) has increased. In 2014, the Bank was pleased to recruit two female execu-

Deutsche Bank	1 – Management Report	302
Financial Report 2014	Employees
	The right talent at the right place

tives to the GEC, both of whom bring a wealth of experience to their new roles and consequently complement the Senior Management with diverse perspectives.

Furthermore the programs to support women in leadership positions continue to be successful. Since its launch in 2009, 42 women have participated in the award-winning Accomplished Top Leaders Advancement Strategy program (ATLAS) for female Managing Directors: 56 % of the active alumni have been promoted at least once and 13 participants are now members of global or regional business Executive Committees. In June 2014, 37 female Directors participated in the 5th Deutsche Bank Women Global Leaders program for female Directors at the INSEAD Business School.

Deutsche Bank, along with the other DAX (German share index) companies, signed a declaration in 2011, undertaking to increase the proportion of female senior managers to 25% (Managing Director and Director level) and for all officer titles to 35 % by the end of 2018, subject to applicable laws worldwide. In line with the overall diversity and inclusion strategy and supported by this commitment the Bank is recruiting more female managers at Supervisory Boards and senior management levels. Since 2010, the number of female Managing Directors and Directors has increased by ~260 (+17%) and the number of female officers has gone up by ~2,200 (+18%). The ‘Women on Boards’ Initiative was created to increase the number of women on our Tier 1-3 subsidiaries’ Supervisory Boards and on the Regional Advisory Boards. In 2014, proportion of female membership on Regional Advisory Boards increased to 8.5 % and has therefore doubled since the launch of the initiative in 2011, although there has been no increase on Supervisory Boards.

The Bank celebrates a Global Diversity Week every year – the focus in 2014 was about creating ‘A Culture of Inclusion’. Participation in 2014 increased considerably with 20,000 employees taking part in 250 events around the world over the week, up from just 6,000 employees in 2011.

Foster strong leadership and talent management

Improved people processes engage and support employees throughout their career

The role of leaders inspiring and engaging their employees has never been more important. In 2014 the Bank developed a new framework for senior leadership development to strengthen its leadership capabilities and support career mobility, succession planning and development activity. In 2014, 69 senior leaders took part in the process. We prioritized key risk-takers for the exercise as the sustainability of current and future employees in what regulators consider to be key risk positions is of increasing importance.

Senior appointments are centrally coordinated. This process is closely linked to the succession planning approach, and supports cross-divisional mobility, career development, retention of key talent and greater progress for women in leadership. To this end, 50 % of internal appointments were cross-divisional moves and approximately 63 % of internal candidates were sourced from the Bank’s succession plans. Furthermore, 25 % of the senior leadership group appointments were female Managing Directors, positively impacting the gender diversity of our most senior management positions.

The right talent at the right place

Attracting and retaining employees who live the culture of Deutsche Bank

In 2014, to meet the Bank’s junior talent needs, we began to apply a more consistent approach to the hiring, training and management of graduates across different divisions and locations. This will improve efficiency while positioning the Bank’s graduates as an available talent pool for the future. In July 2014, 751 graduates joined the Bank across all businesses and infrastructure functions - representing a 19 % increase compared to 2013. Almost a quarter were hired into near-shore locations, a result of the Bank’s location strategy and evolving footprint in locations such as Jacksonville, Cary, Moscow and Birmingham. This has enabled Deutsche Bank to invest in a diversity of universities in a variety of growing locations, thereby broadening our reach and brand among our target audience. A further 522 interns joined Deutsche Bank’s summer internship programs.

Deutsche Bank	303
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	304
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	305
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	306
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	307
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	308
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	309
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	310
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	311
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

2 – Consolidated Financial Statements

313	Consolidated Statement of Income
314	Consolidated Statement of Comprehensive Income
315	Consolidated Balance Sheet
316	Consolidated Statement of Changes in Equity
318	Consolidated Statement of Cash Flows
319	Notes to the Consolidated Financial Statements
	1 –	Significant Accounting Policies and Critical Accounting Estimates – 319
	2 –	Recently Adopted and New Accounting Pronouncements – 344
	3 –	Acquisitions and Dispositions – 346
	4 –	Business Segments and Related Information – 348
Notes to the Consolidated Income Statement
	5 –	Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 352
	6 –	Commissions and Fee Income – 354
	7 –	Net Gains (Losses) on Financial Assets Available for Sale – 354
	8 –	Other Income – 354
	9 –	General and Administrative Expenses – 355
	10 –	Restructuring – 355
	11 –	Earnings per Share – 356
Notes to the Consolidated Balance Sheet
	12 –	Financial Assets/Liabilities at Fair Value through Profit or Loss – 357
	13 –	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 358
	14 –	Financial Instruments carried at Fair Value – 361
	15 –	Fair Value of Financial Instruments not carried at Fair Value – 376
	16 –	Financial Assets Available for Sale – 378
	17 –	Equity Method Investments – 379
	18 –	Offsetting Financial Assets and Financial Liabilities – 380
	19 –	Loans – 383
	20 –	Allowance for Credit Losses – 383
	21 –	Transfers of Financial Assets – 383

22 –	Assets Pledged and Received as Collateral – 385
23 –	Property and Equipment – 386
24 –	Leases – 387
25 –	Goodwill and Other Intangible Assets – 388
26 –	Non-Current Assets and Disposal Groups Held for Sale – 395
27 –	Other Assets and Other Liabilities – 397
28 –	Deposits – 398
29 –	Provisions – 398
30 –	Credit related Commitments and Contingent Liabilities – 408
31 –	Other Short-Term Borrowings – 409
32 –	Long-Term Debt and Trust Preferred Securities – 409
33 –	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 410
Additional Notes
34 –	Common Shares – 411
35 –	Employee Benefits – 413
36 –	Income Taxes – 427
37 –	Derivatives – 430
38 –	Related Party Transactions – 432
39 –	Information on Subsidiaries – 434
40 –	Structured Entities – 435
41 –	Insurance and Investment Contracts – 440
42 –	Current and Non-Current Assets and Liabilities – 443
43 –	Events after the Reporting Period – 444
44 –	Condensed Deutsche Bank AG (Parent Company only) Financial Information – 445
45 –	Condensed Consolidating Financial Information – 447
46 –	Report of Independent Registered Public Accounting Firm – 455

Deutsche Bank	2 – Consolidated Financial Statements	313
Financial Report 2014	Consolidated Statement of Income

Consolidated Statement of Income

in € m.	Notes	2014	2013	2012
Interest and similar income	5	25,001	25,601	31,593

Interest expense	5	10,729	10,768	15,619

Net interest income	5	14,272	14,834	15,975

Provision for credit losses	20	1,134	2,065	1,721

Net interest income after provision for credit losses		13,138	12,769	14,254

Commissions and fee income	6	12,409	12,308	11,809

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	4,299	3,817	5,608

Net gains (losses) on financial assets available for sale	7	242	394	301

Net income (loss) from equity method investments	17	619	369	163

Other income (loss)	8	108	193	(120)

Total noninterest income		17,677	17,082	17,761

Compensation and benefits	35	12,512	12,329	13,490

General and administrative expenses	9	14,654	15,126	15,017

Policyholder benefits and claims		289	460	414

Impairment of intangible assets	25	111	79	1,886

Restructuring activities	10	133	399	394

Total noninterest expenses		27,699	28,394	31,201

Income before income taxes		3,116	1,456	814

Income tax expense	36	1,425	775	498

Net income		1,691	681	316

Net income attributable to noncontrolling interests		28	15	53

Net income attributable to Deutsche Bank shareholders		1,663	666	263

Earnings per Share

in €	Notes	2014	2013	2012

Earnings per share:[1]	11

Basic		€1.34	€0.64	€0.27

Diluted[2]		€1.31	€0.62	€0.26

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding		1,241.9	1,045.4	979.0

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		1,269.5	1,073.2	1,004.7

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[2]	Includes numerator effect of assumed conversions. For further detail please see Note 11 “Earnings per Share”.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	314
Financial Report 2014	Consolidated Statement of Comprehensive Income

Consolidated Statement of Comprehensive Income

in € m.	2014	2013	2012
Net income recognized in the income statement	1,691	681	316

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(403)	(717)	(891)

Total of income tax related to items that will not be reclassified to profit or loss	407	58	407

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	1,912	64	1,874
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(87)	(313)	(164)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(6)	91	42
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	339	35	45

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	3	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(3)	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	2,955	(948)	(537)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	(1)	5

Equity Method Investments
Net gains (losses) arising during the period	(35)	63	(38)

Total of income tax related to items that are or may be reclassified to profit or loss	(672)	(160)	(447)

Other comprehensive income (loss), net of tax	4,410	(1,825)	296

Total comprehensive income (loss), net of tax	6,102	(1,144)	612

Attributable to:
Noncontrolling interests	54	13	148
Deutsche Bank shareholders	6,048	(1,157)	464

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	315
Financial Report 2014	Consolidated Balance Sheet

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2014	Dec 31, 2013
Assets:

Cash and due from banks		20,055	17,155

Interest-earning deposits with banks		63,518	77,984

Central bank funds sold and securities purchased under resale agreements	21, 22	17,796	27,363

Securities borrowed	21, 22	25,834	20,870

Financial assets at fair value through profit or loss
Trading assets		195,681	210,070
Positive market values from derivative financial instruments		629,958	504,590
Financial assets designated at fair value through profit or loss		117,285	184,597

Total financial assets at fair value through profit or loss	12, 16, 21, 22, 37	942,924	899,257

Financial assets available for sale	16, 21, 22	64,297	48,326

Equity method investments	17	4,143	3,581

Loans	19, 20, 21, 22	405,612	376,582

Property and equipment	23	2,909	4,420

Goodwill and other intangible assets	25	14,951	13,932

Other assets	26, 27	137,980	112,539

Assets for current tax	36	1,819	2,322

Deferred tax assets	36	6,865	7,071

Total assets		1,708,703	1,611,400

Liabilities and equity:

Deposits	28	532,931	527,750

Central bank funds purchased and securities sold under repurchase agreements	21, 22	10,887	13,381

Securities loaned	21, 22	2,339	2,304

Financial liabilities at fair value through profit or loss	12, 16, 37
Trading liabilities		41,843	55,804
Negative market values from derivative financial instruments		610,202	483,428
Financial liabilities designated at fair value through profit or loss		37,131	90,104
Investment contract liabilities		8,523	8,067

Total financial liabilities at fair value through profit or loss		697,699	637,404

Other short-term borrowings	31	42,931	59,767

Other liabilities	26, 27	183,823	163,595

Provisions	20, 29	6,677	4,524

Liabilities for current tax	36	1,608	1,600

Deferred tax liabilities	36	1,175	1,101

Long-term debt	32	144,837	133,082

Trust preferred securities	32	10,573	11,926

Obligation to purchase common shares		0	0

Total liabilities		1,635,481	1,556,434

Common shares, no par value, nominal value of € 2.56	34	3,531	2,610

Additional paid-in capital		33,626	26,204

Retained earnings		29,279	28,376

Common shares in treasury, at cost	34	(8)	(13)

Equity classified as obligation to purchase common shares		0	0

Accumulated other comprehensive income (loss), net of tax		1,923	(2,457)

Total shareholders’ equity		68,351	54,719

Additional equity components		4,619	0

Noncontrolling interests		253	247

Total equity		73,223	54,966

Total liabilities and equity		1,708,703	1,611,400

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	316
Financial Report 2014	Consolidated Statement of Changes in Equity

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	[3]
Balance as of December 31, 2011	2,380	23,695	30,119	(823)	0	(617)

Total comprehensive income, net of tax [1]	0	0	263	0	0	1,077

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	(689)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(480)	0	0	0

Net change in share awards in the reporting period	0	(342)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,481	0	0

Tax benefits related to share-based compensation plans	0	2	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(4)	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	4	0

Option premiums and other effects from options on common shares	0	(63)	0	0	0	0

Purchases of treasury shares	0	0	0	(12,152)	0	0

Sale of treasury shares	0	0	0	11,434	0	0

Net gains (losses) on treasury shares sold	0	77	0	0	0	0

Other [2]	0	407	(14)	0	0	8

Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0	468

Total comprehensive income, net of tax [1]	0	0	666	0	0	(165)

Common shares issued	230	2,731	0	0	0	0

Cash dividends paid	0	0	(764)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(659)	0	0	0

Net change in share awards in the reporting period	0	(385)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,160	0	0

Tax benefits related to share-based compensation plans	0	30	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1	0

Option premiums and other effects from options on common shares	0	(49)	0	0	0	0

Purchases of treasury shares	0	0	0	(13,648)	0	0

Sale of treasury shares	0	0	0	12,535	0	0

Net gains (losses) on treasury shares sold	0	(49)	0	0	0	0

Other	0	150	(65)	0	0	0

Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income, net of tax [1]	0	0	1,663	0	0	1,372

Common shares issued	921	7,587	0	0	0	0

Cash dividends paid	0	0	(765)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	5	0	0	0

Net change in share awards in the reporting period	0	(103)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	840	0	0

Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(65)	0	0	0	0

Purchases of treasury shares	0	0	0	(9,187)	0	0

Sale of treasury shares	0	0	0	8,352	0	0

Net gains (losses) on treasury shares sold	0	(6)	0	0	0	0

Other	0	41	0	0	0	0

Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

[1]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2]	Includes the cumulative effect of the adoption of accounting pronouncements.
[3]	Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	2 – Consolidated Financial Statements	317
Financial Report 2014	Consolidated Statement of Changes in Equity

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[3]	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	[3]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax	[1]	Total shareholders’ equity	Additional equity components	[4]	Noncontrolling interests	Total equity
(226)		0	(1,166)		28	(1,981)		53,390	0		1,270	54,660

67		0	(424)		(38)	681		944	0		152	1,096

0		0	0		0	0		0	0		0	0

0		0	0		0	0		(689)	0		(3)	(692)

0		0	0		0	0		(480)	0		(4)	(484)

0		0	0		0	0		(342)	0		0	(342)

0		0	0		0	0		1,481	0		0	1,481

0		0	0		0	0		2	0		0	2

0		0	0		0	0		(4)	0		0	(4)

0		0	0		0	0		4	0		0	4

0		0	0		0	0		(63)	0		0	(63)

0		0	0		0	0		(12,152)	0		0	(12,152)

0		0	0		0	0		11,434	0		0	11,434

0		0	0		0	0		77	0		0	77

0		0	(3)		0	5		398	0		(1,176)[5]	(778)

(159)		0	(1,593)		(10)	(1,294)		54,001	0		239	54,240

57		2	(1,121)		63	(1,164)		(498)	0		13	(485)

0		0	0		0	0		2,961	0		0	2,961

0		0	0		0	0		(764)	0		(13)	(777)

0		0	0		0	0		(659)	0		0	(659)

0		0	0		0	0		(385)	0		0	(385)

0		0	0		0	0		1,160	0		0	1,160

0		0	0		0	0		30	0		0	30

0		0	0		0	0		(1)	0		0	(1)

0		0	0		0	0		1	0		0	1

0		0	0		0	0		(49)	0		0	(49)

0		0	0		0	0		(13,648)	0		0	(13,648)

0		0	0		0	0		12,535	0		0	12,535

0		0	0		0	0		(49)	0		0	(49)

0		0	0		0	0		85	0		8	93

(101)		2	(2,713)		53	(2,457)		54,719	0		247	54,966

181		(2)	2,865		(35)	4,380		6,043	0		54	6,097

0		0	0		0	0		8,508	0		0	8,508

0		0	0		0	0		(765)	0		(4)	(769)

0		0	0		0	0		5	0		0	5

0		0	0		0	0		(103)	0		0	(103)

0		0	0		0	0		840	0		0	840

0		0	0		0	0		(32)	0		0	(32)

0		0	0		0	0		0	0		0	0

0		0	0		0	0		0	0		0	0

0		0	0		0	0		(65)	0		0	(65)

0		0	0		0	0		(9,187)	0		0	(9,187)

0		0	0		0	0		8,352	0		0	8,352

0		0	0		0	0		(6)	0		0	(6)

0		0	0		0	0		41	4,619[6]		(44)	4,616

79		0	151		18	1,923		68,351	4,619		253	73,223

[4]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[5]

Of which approximately € (750) million are attributable to the noncontrolling interests in Deutsche Postbank AG, which were significantly reduced in 2012 as a result of both the increase in the Group’s shareholdings as well as the conclusion of a domination agreement between Postbank and its immediate parent DB Finanz-Holding GmbH (a wholly owned subsidiary of Deutsche Bank AG).

[6]	Includes net proceeds from issuance, purchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	318
Financial Report 2014	Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows

in € m.	2014	2013	2012
Net income	1,691	681	316

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,134	2,065	1,721
Restructuring activities	133	399	394
Gain on sale of financial assets available for sale, equity method investments, and other	(391)	(493)	(627)
Deferred income taxes, net	673	(179)	723
Impairment, depreciation and other amortization, and accretion	4,567	2,443	3,236
Share of net income from equity method investments	(569)	(433)	(397)

Income adjusted for noncash charges, credits and other items	7,238	4,483	5,365

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	8,959	55,515	1,320
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,450	11,267	(3,429)
Financial assets designated at fair value through profit or loss	70,639	(27)	(6,561)
Loans	(26,909)	16,007	11,756
Other assets	(28,812)	12,048	32,249
Deposits	1,551	(42,281)	(25,995)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(54,334)	(18,558)	(9,126)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(2,963)	(23,080)	(4,202)
Other short-term borrowings	(17,875)	(9,529)	3,335
Other liabilities	22,183	(17,625)	(11,483)
Senior long-term debt	14,315	(22,056)	(5,079)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	4,288	38,013	(9,310)
Other, net	(4,360)	3,007	(2,794)

Net cash provided by (used in) operating activities	(630)	7,184	(23,954)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	11,974	18,054	7,476
Maturities of financial assets available for sale	8,745	11,564	12,922
Sale of equity method investments	124	76	163
Sale of property and equipment	133	137	197
Purchase of:
Financial assets available for sale	(34,158)	(31,588)	(22,170)
Equity method investments	(78)	(21)	(14)
Property and equipment	(669)	(513)	(614)
Net cash received in (paid for) business combinations/divestitures	1,931	(128)	96
Other, net	(826)	(596)	(703)

Net cash provided by (used in) investing activities	(12,824)	(3,015)	(2,647)

Cash flows from financing activities:
Issuances of subordinated long-term debt	101	1,217	62
Repayments and extinguishments of subordinated long-term debt	(3,142)	(2,776)	(708)
Issuances of trust preferred securities	49	11	17
Repayments and extinguishments of trust preferred securities	(3)	(49)	(30)
Capital increase	8,508	2,961	0
Purchases of treasury shares	(9,187)	(13,648)	(12,171)
Sale of treasury shares	8,318	12,494	11,437
Net proceeds from Additional Equity Components[1]	4,619	0	0
Dividends paid to noncontrolling interests	(4)	(13)	(3)
Net change in noncontrolling interests	(17)	23	(67)
Cash dividends paid	(765)	(764)	(689)

Net cash provided by (used in) financing activities	8,477	(544)	(2,152)

Net effect of exchange rate changes on cash and cash equivalents	897	(907)	39

Net increase (decrease) in cash and cash equivalents	(4,080)	2,718	(28,714)
Cash and cash equivalents at beginning of period	56,041	53,321	82,032
Cash and cash equivalents at end of period	51,960	56,041	53,321

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	377	742	1,280

Interest paid	11,423	10,687	15,825

Interest and dividends received	25,404	25,573	32,003

Cash and cash equivalents comprise

Cash and due from banks	20,055	17,155	27,877

Interest-earning demand deposits with banks (not included: time deposits of € 31,612 m. as of December 31, 2014, and € 39,097 m. and € 95,193 m. as of December 31, 2013 and 2012)	31,905	38,886	25,444

Total	51,960	56,041	53,321

[1]	Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	319
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

Notes to the Consolidated Financial Statements

01  –

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

Some IFRS disclosures incorporated in the Management Report are an integral part of the Consolidated Financial Statements. These disclosures include Segmental Results of Operations and Entity Wide disclosures on Net Revenue Components under IFRS 8, “Operating Segments” provided in the Operating and Financial Review of the Management Report. Additionally the Risk Report includes disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, “Financial Instruments: Disclosures”, capital disclosures as required under IAS 1, “Presentation of Financial Statements” and disclosures in relation to insurance contracts as described in IFRS 4, “Insurance Contracts”. These audited disclosures are identified by bracketing in the margins of the Management Report.

Significant Changes in Estimates and Changes in Presentation

Funding Valuation Adjustment (FVA)

In the fourth quarter 2013, the Group completed the implementation of a valuation methodology for incorporating the market implied funding costs for uncollateralized derivative positions (commonly referred to as Funding Valuation Adjustment). The implementation of the Funding Valuation Adjustment was in response to growing evidence that term funding is an important component of fair value for uncollateralized derivatives and resulted in a € 366 million loss which has been recognized in the fourth quarter 2013 in the Consolidated Statement of Income.

Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

In the fourth quarter of 2013, the Group restated comparative information for certain line items in the Consolidated Statement of Income for the year ended December 31, 2012 for the effect of errors as follows. These restatements had no impact on net interest income, net revenues, net income or shareholders’ equity.

				2012

in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted

Interest income	32,315	(722)	0	31,593

Interest expense	(16,341)	722	0	(15,619)

Commissions and fee income	11,383	0	426	11,809

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	6,034	0	(426)	5,608

Deutsche Bank	2 – Consolidated Financial Statements	320
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2012, 2013 and 2014.

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

Deutsche Bank	2 – Consolidated Financial Statements	321
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary, c) recognizes the fair value of the consideration received and

Deutsche Bank	2 – Consolidated Financial Statements	322
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Investments in associates are accounted for under the equity method of accounting. The Group’s share of the results of associates is adjusted to conform to the accounting policies of the Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments. The Group’s share in the associate’s profits and losses resulting from intercompany sales is eliminated on consolidation.

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

Deutsche Bank	2 – Consolidated Financial Statements	323
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	324
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	325
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized or derecognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability.

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

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. This includes also physical commodities that are held by the Group’s commodity trading business, at fair value less costs to sell. Trading liabilities consist primarily of derivative liabilities and short positions

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities.

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

Deutsche Bank	2 – Consolidated Financial Statements	326
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost base. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled “Impairment of Loans and Provision for Off-Balance Sheet Positions”. If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the Consolidated Statement of Income. Releases of such loan loss allowances established after their initial recognition are included in the provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

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

Deutsche Bank	2 – Consolidated Financial Statements	327
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Critical Accounting Estimates – Because the assessment of objective evidence of impairment require significant management judgement and the estimate of impairment could change from period to period based upon future events that may or may not occur, the Group considers the impairment of Financial Assets classified as Available for Sale to be a critical accounting estimate. For additional information see Note 7 “Net Gains (Losses) on Financial Assets Available for Sale”.

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

Deutsche Bank	2 – Consolidated Financial Statements	328
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the Consolidated Statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other Income, if the loan is not impaired.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business, in the event of default, insolvency or bankruptcy of both the Group and its counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated Balance Sheet, the associated income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

The majority of the offsetting applied by the Group relates to derivatives and repurchase and reverse repurchase agreements. A significant portion of offsetting is applied to interest rate derivatives and related cash margin balances, which are cleared through central clearing parties such as the London Clearing House. The Group also offsets repurchase and reverse repurchase agreements for which the Group has the right to set off and has the intent to settle on a net basis or to realize an asset and settle a liability simultaneously. For further information please refer to Note 18 “Offsetting Financial Assets and Financial Liabilities”.

Determination of Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an arm’s length transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:

—

The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,

—	the fair values are provided to key management personnel, and
—	the financial assets and liabilities are measured at fair value through profit or loss.

This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Critical Accounting Estimates – The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity.

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

Deutsche Bank	2 – Consolidated Financial Statements	329
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the inputs to the valuation method that are used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

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

Critical Accounting Estimates – Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred, the decision to subsequently recognise

Deutsche Bank	2 – Consolidated Financial Statements	330
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	331
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	332
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	333
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Critical Accounting Estimates – The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group’s results of operations.

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

Deutsche Bank	2 – Consolidated Financial Statements	334
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to a structured entity, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the “Financial Assets and Liabilities” section. If the structured entity is not consolidated then the transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the “Derivatives and Hedge Accounting” section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

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

Deutsche Bank	2 – Consolidated Financial Statements	335
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, because the risks and rewards of ownership are not obtained nor relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 22 “Assets Pledged and Received as Collateral”.

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

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated Balance Sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed are disclosed in Note 22 “Assets Pledged and Received as Collateral”.

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

Deutsche Bank	2 – Consolidated Financial Statements	336
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Critical Accounting Estimates – The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.

The quantitative disclosures are provided in Note 25 “Goodwill and Other Intangible Assets”.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Deutsche Bank	2 – Consolidated Financial Statements	337
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Critical Accounting Estimates – The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” or IAS 12, “Income Taxes”, respectively. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.

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

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are recognized in profit or loss except to the extent that the tax relates to items that are recognized directly in equity or other comprehensive income in which case the related tax is recognised either directly in equity or other comprehensive income accordingly.

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

Deutsche Bank	2 – Consolidated Financial Statements	338
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Critical Accounting Estimates – In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

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

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggre-

Deutsche Bank	2 – Consolidated Financial Statements	339
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

gate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

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

Non-Current Assets Held for Sale

Individual non-current non-financial assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and actively looking for a buyer. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs to sell and are presented within “Other assets” and “Other liabilities” in the balance sheet. The comparatives are not represented when non-current assets (and disposal groups) are classified as held for sale. If the disposal group contains financial instruments, no adjustment to their carrying amounts is permitted.

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

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Deutsche Bank	2 – Consolidated Financial Statements	340
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	341
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (“APIC”). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

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

Deutsche Bank	2 – Consolidated Financial Statements	342
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	343
Financial Report 2014	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies and Critical Accounting Estimates

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

Deutsche Bank	2 – Consolidated Financial Statements	344
Financial Report 2014	Notes to the Consolidated Financial Statements 02 – Recently Adopted and New Accounting Pronouncements

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

02 –

Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2014 in the preparation of these consolidated financial statements.

IAS 32

On January 1, 2014, the Group adopted the amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32 R”). IAS 32 R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. IAS 32 R did not have a material impact on the Group’s consolidated financial statements.

IFRIC 21

On January 1, 2014, the Group adopted IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, which clarifies that an entity recognizes a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. IFRIC 21 did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2014 and therefore have not been applied in preparing these financial statements.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting.

Deutsche Bank	2 – Consolidated Financial Statements	345
Financial Report 2014	Notes to the Consolidated Financial Statements 02 – Recently Adopted and New Accounting Pronouncements

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income under IFRS 9.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off-balance sheet lending commitments such as loan commitments and financial guarantees. Impairment will move from a model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

The allowance for credit losses provided for on initial recognition will be based on a 12-month expected credit loss basis. Subsequently, at each reporting date, the Group must make an assessment on whether the credit risk of the instrument has increased significantly, in which case, the allowance must reflect the expected credit loss of the financial asset over its lifetime (‘lifetime expected losses’). As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on forward-looking, probability-weighted information that is continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12-month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses applies as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9/IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Deutsche Bank	2 – Consolidated Financial Statements	346
Financial Report 2014	Notes to the Consolidated Financial Statements 03 – Acquisitions and Dispositions

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The group is currently assessing the impact that the amendments will have on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IAS 1

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have yet to be endorsed by the EU.

03 –

Acquisitions and Dispositions

Business Combinations completed in 2014

In 2014, the Group did not undertake any acquisitions accounted for as business combinations.

Business Combinations completed in 2013

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). The purchase price paid for the step-acquisition consists of a base component of € 41 million, subject to certain adjustments. Of that amount, € 36 million was paid as cash consideration by the acquirer. The remaining € 5 million was paid by XTB to the seller, Xchanging plc. (“Xchanging”), in the course of closing the transaction, which resulted in a reduction of the acquired net assets. The agreement between Deutsche Bank and Xchanging was signed in May 2013. As the required approvals have been obtained, including those from regulatory authorities and the shareholders of Xchanging, the change of control to Deutsche Bank became effective on September 1, 2013 (the acquisition date). On closing the transaction, Deutsche Bank gained full ownership and operating control over XTB. The transaction is intended to contribute to Deutsche Bank’s Strategy 2015+ to improve operating efficiency and to reduce process duplication, complexity and costs.

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

The acquisition accounting was finalized in the second quarter 2014, resulting in a net increase of the purchase consideration paid and a corresponding increase of goodwill recognized of € 1 million each. Accordingly, the final amount of goodwill originating from the transaction amounted to € 38 million, which has been allocated

Deutsche Bank	2 – Consolidated Financial Statements	347
Financial Report 2014	Notes to the Consolidated Financial Statements 03 – Acquisitions and Dispositions

to PBC (€ 25 million), GTB (€ 6 million), CB&S (€ 5 million) and Deutsche AWM (€ 2 million). The reconciliation of the total purchase consideration and the opening balance sheet as of the acquisition date were as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Cash consideration transferred	36

Fair value of pre-existing stakes	21

Deduction for settlement of pre-existing relationship	8

Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	50

Recognized amounts of identifiable assets acquired and liabilities assumed: [1]

Cash and cash equivalents	6

Financial assets available for sale	24

Intangible assets	6

All other assets	31

Provisions	22

All other liabilities	34

Total identifiable net assets	12

Goodwill	38

Total identifiable net assets and goodwill acquired	50

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

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2014, the Group did not engage in acquisitions or dispositions of noncontrolling interests while retaining control over the related subsidiaries. In 2013, Deutsche Bank completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IFRS 10, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the Group’s income statement. The total consideration transferred in 2013 on these transactions amounted to € 11 million. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group’s interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders’ equity.

The following table summarizes the aggregated effect of changes in the Group’s ownership interests recorded for these subsidiaries during 2013 and 2014.

in € m.	2014	2013
Deutsche Bank’s ownership interests as of beginning of the period	0	24

Net increase in Deutsche Bank’s ownership interests	0	7

Deutsche Bank’s share of net income or loss	0	1

Deutsche Bank’s share of other comprehensive income	0	(4)

Deutsche Bank’s share of other equity changes	0	(1)

Deutsche Bank’s ownership interests at the end of the period	0	27

Deutsche Bank	2 – Consolidated Financial Statements	348
Financial Report 2014	Notes to the Consolidated Financial Statements 04 – Business Segments and Related Information

Dispositions

During 2014, 2013 and 2012, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included businesses the Group had previously classified as held for sale. The total cash consideration received for these dispositions in 2014, 2013 and 2012 was € 1.9 billion, € 57 million and € 99 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2014	2013	2012
Cash and cash equivalents	0	156	0
All remaining assets	8,346	33	1,937

Total assets disposed	8,346	189	1,937

Total liabilities disposed	6,602	196	1,592

04 –

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

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Corporate Banking & Securities. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 65.4 million for full year 2014. This increase is offset in Group Consolidated figures through a reversal in C&A. Prior period comparatives have not been adjusted due to immateriality. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35%. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and noncore activities.

Business Segments

The Group’s business segments represent the Group’s organizational structure comprising five Corporate Divisions: Corporate Banking & Securities (CB&S), Private & Business Clients (PBC), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (Deutsche AWM) and Non-Core Operations Unit (NCOU).

As part of the ongoing optimisation of our business model, in response to the changing market and regulatory environment, we continued to evaluate our business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, we announced the cessation of most trading in single name CDS and physical precious metals.

In 2013 Deutsche AWM revised their revenue disclosure categories. The new revenue disclosure segregates revenues by their character and type to allow distinction into Recurring and Non-recurring components, Net interest revenues and Revenues from other products. The new disclosure is more aligned with the market convention, adds transparency and allows for more coherent analysis of the business. Prior periods were restated to reflect these changes.

Deutsche Bank	2 – Consolidated Financial Statements	349
Financial Report 2014	Notes to the Consolidated Financial Statements
	04 – Business Segments and Related Information

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

—

In 2014, PBC revised product revenue disclosure categories. PBC introduced a new revenue category “Postal and supplementary Postbank Services”, formerly part of other revenues, to provide more transparency on PBC’s revenue composition. Prior periods were restated to reflect these changes.

—

During the fourth quarter of 2013, the decision was taken to scale down and discontinue elements of the commodities business. The portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. SCG contains assets, liabilities and contingent risks related to Energy, Agriculture, Base Metals and Dry Bulk exposures. The comparatives for CB&S and NCOU have been restated accordingly. The continued commodities business remains in CB&S.

—	In 2013, the long-term cash lending portfolio of German MidCap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB.
—

Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as ETFs, was transferred from CB&S to the newly integrated Deutsche AWM.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions: Consolidation & Adjustments. The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker. Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances.

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

Deutsche Bank	2 – Consolidated Financial Statements	350
Financial Report 2014	Notes to the Consolidated Financial Statements
	04 – Business Segments and Related Information

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

Average Active Equity – The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Under the revised definition, shareholders’ equity is adjusted only for dividend accruals (i.e., accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity). Prior periods have been adjusted accordingly.

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

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2014, 2013 and 2012, respectively. The information presented for CB&S, GTB, Deutsche AWM, PBC and NCOU has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

Deutsche Bank	2 – Consolidated Financial Statements	351
Financial Report 2014	Notes to the Consolidated Financial Statements 04 – Business Segments and Related Information

in € m.	2014	2013	2012
Germany:
CB&S	872	1,008	1,367
PBC	7,704	7,723	7,559
GTB	1,258	1,348	1,364
Deutsche AWM	1,356	1,193	1,157
NCOU	(176)	364	1,029

Total Germany	11,013	11,636	12,477

UK:
CB&S	3,849	4,027	4,426
PBC	0	0	0
GTB	319	291	318
Deutsche AWM	592	983	398
NCOU	17	(50)	(317)

Total UK	4,778	5,251	4,825

Rest of Europe, Middle East and Africa:
CB&S	929	850	1,052
PBC	1,912	1,812	1,949
GTB	953	977	1,158
Deutsche AWM	795	894	823
NCOU	10	(28)	113

Total Rest of Europe, Middle East and Africa	4,599	4,506	5,095

Americas (primarily United States):
CB&S	5,497	4,871	5,570
PBC	(21)	(21)	0
GTB	889	833	771
Deutsche AWM	1,432	1,173	1,669
NCOU	358	703	568

Total Americas	8,155	7,559	8,579

Asia/Pacific:
CB&S	2,595	2,770	2,658
PBC	44	36	32
GTB	727	620	588
Deutsche AWM	533	491	424
NCOU	2	(25)	33

Total Asia/Pacific	3,901	3,892	3,735

Consolidation & Adjustments	(497)	(929)	(975)

Consolidated net revenues[1]	31,949	31,915	33,736

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

Deutsche Bank	2 – Consolidated Financial Statements	352
Financial Report 2014	Notes to the Consolidated Income Statement
	05 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Notes to the Consolidated Income Statement

05 –

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2014	2013	2012
Interest and similar income:
Interest-earning deposits with banks	683	759	928
Central bank funds sold and securities purchased under resale agreements	408	412	762
Securities borrowed[1]	(313)	(375)	(519)
Interest income on financial assets available for sale	1,341	1,312	1,449
Dividend income on financial assets available for sale	97	81	141
Loans	11,820	11,941	13,658
Other	1,161	741	986

Total Interest and similar income not at fair value through profit or loss	15,196	14,872	17,404

Financial assets at fair value through profit or loss	9,805	10,729	14,189

Total interest and similar income[1]	25,001	25,601	31,593

Interest expense:
Interest-bearing deposits[2]	3,210	3,360	4,946
Central bank funds purchased and securities sold under repurchase agreements	160	186	315
Securities loaned[1]	(157)	(216)	(301)
Other short-term borrowings	214	285	342
Long-term debt[2]	1,882	1,568	2,686
Trust preferred securities	785	849	842
Other	371	200	140

Total Interest expense not at fair value through profit or loss	6,465	6,232	8,971

Financial liabilities at fair value through profit or loss	4,264	4,535	6,648

Total interest expense[1]	10,729	10,768	15,619

Net interest income	14,272	14,834	15,975

[1]	Prior periods have been restated. For further details please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	For 2012, interest expense of € 780 million was reclassified from interest-bearing deposits to long-term debt.

Interest income recorded on impaired financial assets was € 94 million, € 76 million and € 100 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	353
Financial Report 2014	Notes to the Consolidated Income Statement
	05 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2014	2013	2012
Trading income:
Sales & Trading (equity)	1,686	1,573	1,594
Sales & Trading (debt and other products)	2,583	2,465	4,810
Total Sales & Trading	4,269	4,039	6,404
Other trading income	137	(377)	(1,205)

Total trading income[1]	4,407	3,662	5,199

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	(15)	31	14
Securities borrowed/loaned	0	0	(1)
Loans and loan commitments	(20)	(46)	739
Deposits	(1)	73	(56)
Long-term debt[2]	(538)	133	(328)
Other financial assets/liabilities designated at fair value through profit or loss	467	(35)	41

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(108)	155	409

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,299	3,817	5,608

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]

Includes € 48 million, € (86) million and € (94) million from securitization structures for the years ended December 31, 2014, 2013 and 2012, respectively. Prior period comparatives were restated. Fair value movements on related instruments of € (315) million, € 390 million and € 358 million for December 31, 2014, 2013 and 2012, respectively, are reported within trading income. Prior period comparatives were restated. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2014	2013	2012
Net interest income	14,272	14,834	15,975

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,299	3,817	5,608

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,570	18,651	21,583

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:
Sales & Trading (equity)	2,314	2,129	1,732
Sales & Trading (debt and other products)	6,685	6,069	7,851
Total Sales & Trading	8,998	8,197	9,582
Loan products[1]	695	599	182
Remaining products[2]	(61)	72	589

Corporate Banking & Securities	9,632	8,869	10,353

Private & Business Clients	5,962	5,966	6,220

Global Transaction Banking	2,232	1,984	2,016

Deutsche Asset & Wealth Management	1,505	1,568	1,974

Non-Core Operations Unit	(573)	245	650

Consolidation & Adjustments	(187)	19	369

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,570	18,651	21,583

[1]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

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

Deutsche Bank	2 – Consolidated Financial Statements	354
Financial Report 2014	Notes to the Consolidated Income Statement
	08 – Other Income

06 –

Commissions and Fee Income

in € m.	2014	2013	2012[2]
Commission and fee income and expense:

Commission and fee income[1]	15,746	15,252	14,575
Commission and fee expense	3,337	2,943	2,766

Net commissions and fee income	12,409	12,308	11,809

in € m.	2014	2013	2012
Net commissions and fee income:

Net commissions and fees from fiduciary activities	3,745	3,646	3,298
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities[1]	4,033	3,920	3,845
Net fees for other customer services	4,632	4,742	4,667

Net commissions and fee income	12,409	12,308	11,809

[1]	Prior periods have been restated. For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	Commission and fee income and expense were grossed-up by € 316 million, each.

07 –

Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2014	2013	2012
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	153	321	65
Net gains (losses) from disposal	144	319	116
Impairments	9	2	(51)

Net gains (losses) on equity securities:	109	77	206
Net gains (losses) from disposal/remeasurement	121	92	306
Impairments	(12)	(15)	(100)

Net gains (losses) on loans:	(9)	6	55
Net gains (losses) from disposal	16	33	63
Impairments	(25)	(27)	(8)
Reversal of impairments	0	0	0

Net gains (losses) on other equity interests:	(12)	(12)	(25)
Net gains (losses) from disposal	9	9	(24)
Impairments	(21)	(21)	(1)

Total net gains (losses) on financial assets available for sale	242	394	301

Please also refer to Note 16 “Financial Assets Available for Sale” of this report.

08 –

Other Income

in € m.	2014	2013	2012
Other income:

Net income from investment properties	57	23	(23)
Net gains (losses) on disposal of investment properties	5	(3)	31
Net gains (losses) on disposal of consolidated subsidiaries	18	4	41
Net gains (losses) on disposal of loans	(2)	288	4
Insurance premiums[1]	141	190	219
Net income (loss) from hedge relationships qualifying for hedge accounting	(1,349)	(1,227)	(1,081)
Consolidated investments	949	881	768
Remaining other income	290	37	(78)

Total other income (loss)	108	193	(120)

[1]	Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

Deutsche Bank	2 – Consolidated Financial Statements	355
Financial Report 2014	Notes to the Consolidated Income Statement
	10 – Restructuring

09 –

General and Administrative Expenses

in € m.	2014	2013	2012
General and administrative expenses:

IT costs	3,333	3,074	2,547
Occupancy, furniture and equipment expenses	1,978	2,073	2,115
Professional service fees[1]	2,029	1,772	1,887
Communication and data services[1]	725	706	756
Travel and representation expenses[1]	500	496	579
Banking and transaction charges[1]	660	743	1,274
Marketing expenses	313	314	362
Consolidated investments	811	797	760
Other expenses[1,2]	4,305	5,151	4,736

Total general and administrative expenses	14,654	15,126	15,017

[1]	Prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[2]	Includes litigation related expenses of € 1.6 billion in 2014, € 3.0 billion in 2013 and € 2.5 billion in 2012. See Note 29 “Provisions”, for more detail on litigation.

10 –

Restructuring

Restructuring forms part of the Group’s Operational Excellence (OpEx) Programme. Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 133 million were recognized during 2014 (2013: € 399 million).

in € m.	2014	2013	2012
Corporate Banking & Securities	(112)	(130)	(236)

Private & Business Clients	(9)	(22)	0

Global Transaction Banking	(10)	(54)	(40)

Deutsche Asset & Wealth Management	3	(170)	(104)

Non-Core Operations Unit	(4)	(25)	(12)

Infrastructure/Regional Management	0	0	(1)

Consolidation & Adjustments	0	0	0

Total Net Restructuring Charges	(133)	(399)	(394)

in € m.	2014	2013	2012
Restructuring - Staff related	(124)	(364)	(394)
thereof:
Termination Payments	(94)	(287)	(307)
Retention Acceleration	(29)	(72)	(83)
Social Security	(1)	(4)	(4)

Restructuring - Non Staff related	(9)	(35)	0

Total Net Restructuring Charges	(133)	(399)	(394)

Provisions for restructuring amounted to € 120 million and € 207 million as of December 31, 2014 and December 31, 2013 respectively. The majority of the current provisions for restructuring are expected to be utilized during 2015.

Deutsche Bank	2 – Consolidated Financial Statements	356
Financial Report 2014	Notes to the Consolidated Income Statement
	11 – Earnings per Share

During 2014, 1,371 full-time equivalent (“FTE”) staff were reduced through restructuring (2013: 1,287).

Full-time equivalent staff	2014	2013
Corporate Banking & Securities	319	374

Private & Business Clients	92	42

Global Transaction Banking	157	172

Deutsche Asset & Wealth Management	207	224

Non-Core Operations Unit	11	0

Infrastructure/Regional Management	585	475

Total full-time equivalent staff	1,371	1,287

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

Computation of basic and diluted earnings per share

in € m.	2014	2013	2012
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	1,663	666	263

Effect of dilutive securities:
Forwards and options	0	0	0
Convertible debt	0	0	0

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	1,663	666	263

Number of shares in m.

Weighted-average shares outstanding – denominator for basic earnings per share	1,241.9	1,045.4	979.0

Effect of dilutive securities:
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.0
Convertible debt	0.0	0.0	0.0
Deferred shares	27.6	27.8	25.8
Other (including trading options)	0.0	0.0	0.0

Dilutive potential common shares	27.6	27.8	25.8

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	1,269.5	1,073.2	1,004.7

Earnings per share
in €	2014	2013	2012
Basic earnings per share	1.34	0.64	0.27

Diluted earnings per share	1.31	0.62	0.26

Deutsche Bank	2 – Consolidated Financial Statements	357
Financial Report 2014	Notes to the Consolidated Balance Sheet
	12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

On June 25, 2014, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively.

Instruments outstanding and not included in the calculation of diluted earnings per share1

Number of shares in m.	2014	2013	2012
Forward purchase contracts	0.0	0.0	0.0

Convertible debt	0.0	0.0	0.0

Put options sold	0.0	0.0	0.0

Call options sold	0.0	0.0	0.0

Employee stock compensation options	0.1	0.2	0.3

Deferred shares	0.0	0.0	0.0

[1]	Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Notes to the Consolidated Balance Sheet

12 –

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2014	Dec 31, 2013
Trading assets:
Trading securities	177,639	187,554
Other trading assets[1]	18,041	22,516

Total trading assets	195,681	210,070

Positive market values from derivative financial instruments	629,958	504,590

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	60,473	116,764
Securities borrowed	20,404	32,485
Loans	15,331	15,579
Other financial assets designated at fair value through profit or loss	21,078	19,768

Total financial assets designated at fair value through profit or loss	117,285	184,597

Total financial assets at fair value through profit or loss	942,924	899,257

[1] Includes traded loans of € 16.7 million and € 17.8 million at December 31, 2014 and 2013 respectively.
in € m.	Dec 31, 2014	Dec 31, 2013
Trading liabilities:
Trading securities	41,112	54,951
Other trading liabilities	731	853

Total trading liabilities	41,843	55,804

Negative market values from derivative financial instruments	610,202	483,428

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	21,053	73,642
Loan commitments	99	193
Long-term debt	9,919	9,342
Other financial liabilities designated at fair value through profit or loss	6,061	6,927

Total financial liabilities designated at fair value through profit or loss	37,131	90,104

Investment contract liabilities[1]	8,523	8,067

Total financial liabilities at fair value through profit or loss	697,699	637,404

[1]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts”, for more detail on these contracts.

Deutsche Bank	2 – Consolidated Financial Statements	358
Financial Report 2014	Notes to the Consolidated Balance Sheet
	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 96 billion and € 165 billion as of December 31, 2014, and 2013, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

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

Changes in fair value of loans1 and loan commitments attributable to movements in counterparty credit risk2

	Dec 31, 2014		Dec 31, 2013
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	5,146	15,393	6,874	26,349

Annual change in the fair value reflected in the Statement of Income	3	43	43	254

Cumulative change in the fair value[3]	14	470	55	742

Notional of credit derivatives used to mitigate credit risk	417	8,152	627	13,050

Annual change in the fair value reflected in the Statement of Income	(1)	(19)	(15)	(343)

Cumulative change in the fair value[3]	(3)	(257)	(14)	(574)

[1]	Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
[2]	Determined using valuation models that exclude the fair value impact associated with market risk.
[3]

Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2014	Dec 31, 2013
Annual change in the fair value reflected in the Statement of Income	(23)	85

Cumulative change in the fair value	134	151

[1]

The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entity have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds.

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in € m.	Dec 31, 2014	Dec 31, 2013[2]
Including undrawn loan commitments[3]	18,261	28,662

Excluding undrawn loan commitments	1,621	2,357

[1]

Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date.

[2]

In 2014 the prior year numbers were restated (increase of € 1,430 million to the excess of the contractual amount repayable on maturity over the carrying value of financial liabilities including undrawn loan commitments, increase of € 1,430 million to the excess of the contractual amount payable on maturity over the carrying value of financial liabilities excluding undrawn loan commitments).

[3]	The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility.

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

Deutsche Bank	2 – Consolidated Financial Statements	359
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
upper range	13.1%	9.9%
lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2014			Dec 31, 2013
in € m.	Carrying value		Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:
Securitization assets	1,983		2,124	1,985	1,872
Debt securities	1,067		1,160	1,062	1,068
Loans	1,146		888	2,367	2,064

Total trading assets reclassified to loans	4,197		4,171	5,415	5,004

Financial assets available for sale reclassified to loans:
Securitization assets	1,782		1,743	1,972	1,955
Debt securities	1,378		1,493	1,220	1,284

Total financial assets available for sale reclassified to loans	3,160		3,236	3,192	3,239

Total financial assets reclassified to loans	7,357	[1]	7,408	8,606	8,243

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 86 million and € 34 million as at December 31, 2014 and December 31, 2013 respectively.

All reclassified assets are managed by the NCOU and disposal decisions across this portfolio are made by the NCOU in accordance with their remit to take the de-risking decisions. For the year ended December 31, 2014, the Group sold reclassified assets with a carrying value of € 137 million, resulting in a net gain of € 4.1 million on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 1.3 billion. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 0.5 billion.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2014	2013	2012
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	342	245	38

Impairment (losses)/Reversal on the reclassified financial assets available for sale which were impaired	(6)	9	(29)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	137	130	415

Deutsche Bank	2 – Consolidated Financial Statements	360
Financial Report 2014	Notes to the Consolidated Balance Sheet
	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Pre-tax contribution of all reclassified assets to the income statement

in € m.	2014	2013	2012
Interest income	161	272	578

Provision for credit losses	(40)	(348)	(186)

Other income[1]	5	(141)	(35)

Income before income taxes on reclassified trading assets	126	(217)	357

Interest income	97	96	139

Provision for credit losses	(13)	(25)	(228)

Other income[1]	0	(66)	(58)

Income before income taxes on reclassified financial assets available for sale	84	5	(147)

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into the NCOU upon creation of the new division in the fourth quarter of 2012. The NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassified in 2008 and 2009

	Dec 31, 2014			Dec 31, 2013
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	2,302	2,503	201	2,155	2,232	77
Student loans ABS	1,464	1,529	65	1,263	1,305	42
CDO/CLO	717	689	(28)	979	938	(41)
Covered bond	893	987	95	885	788	(97)
Commercial mortgages securities	187	192	5	281	260	(21)
Residential mortgages ABS	83	92	9	74	71	(3)
Other[1]	566	528	(38)	602	585	(17)

Total securitization assets and debt securities reclassified	6,211	6,520	309	6,239	6,179	(60)

Loans reclassified:
Commercial mortgages	227	226	0	1,463	1,428	(35)
Residential mortgages	871	616	(255)	844	598	(246)
Other	49	46	(3)	61	38	(22)

Total loans reclassified	1,146	888	(259)	2,367	2,064	(303)

Total financial assets reclassified to loans	7,357	7,408	51	8,606	8,243	(363)

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Securitized Assets and Debt Securities

Municipal Bonds – The US Municipal bonds have a fair value above carrying value due to being predominantly fixed rate instruments with interest rates falling since reclassification. Fair value is also impacted by liquidity and market expectation of credit risk which has generally improved in the year increasing the fair value. The carrying value increase is predominantly due to FX movements, partly offset by redemptions and impairment losses of € 16 million.

Covered Bonds – The majority of the exposure in the portfolio is to Spanish bank and government issuers. The fair value is above carrying value and has increased in the year following improvements in the Eurozone credit risk and increased liquidity on these positions. There was no significant impairment of the portfolio during the year.

CDO/CLO – This comprises a diverse portfolio with a variety of underlying assets and tranching levels in the capital structure. The difference between carry-

Deutsche Bank	2 – Consolidated Financial Statements	361
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

ing value and fair value arises due to a number of factors including liquidity and the fair value model capturing market expectations of lifetime expected losses compared with the amortized cost impairment model largely based on incurred credit losses. The main movement in the carrying value to fair value difference is due to principal paydowns in the period somewhat offset by FX movements and accretion of discount. No significant loan loss provisions were taken in the period.

Student Loans ABS – There was continued improvement in liquidity for student loan ABS resulting in increased fair values. The carrying value increase is predominantly due to FX movements. There was no de-risking activity or impairments on this asset class in the period.

Commercial Mortgages Securities – The fair value to carrying value difference is due to a number of factors including liquidity and market expectations of credit losses compared with the incurred loss model. The carrying value decreased in the period mainly due to redemptions of € 55 million, impairments of € 22 million and sales of € 25 million.

Other – Other comprises a variety of assets including securitizations with Aircraft and Commodity underlyings, Infrastructure Project Finance exposure and structured corporate bonds. The small reduction in carrying value is due to principal repayments somewhat offset by FX movements.

Loans

Commercial Mortgages – The fair value to carrying value difference is due to a number of factors including liquidity and market expectations of credit losses compared with the incurred loss model. The carrying value change is predominantly due to redemptions in the period of € 1.1 billion. The loan loss provisions in the period on this category were € 19 million.

Residential Mortgages – This category includes residential mortgages in the UK, Italy, Spain and Germany. The fair value to carrying value difference has remained consistent year on year predominantly due to a larger discount rate being applied to determine fair value which, whilst not observable in the market, reflects estimated market liquidity. There have been no sales or significant changes in loan loss provisions in the portfolio in the period.

14 –

Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets – The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent prices at which regularly and recently occurring transactions take place.

Valuation Techniques – The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models, for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Deutsche Bank	2 – Consolidated Financial Statements	362
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, liquidity, counterparty/own credit and funding risk. Bid-offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore for the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty Credit Valuation Adjustments (CVAs) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (OTC) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including Credit Default Swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group’s financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates Debt Valuation Adjustments (DVA) to measure the change in the Group’s own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties’ potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the probability of default of the Group, based on the Group’s market CDS level. The change in the Group’s own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset.

When determining CVA and DVA, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Deutsche Bank	2 – Consolidated Financial Statements	363
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Funding Valuation Adjustments (FVA) are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.

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

Validation and Control – The Group has an independent specialised valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.

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

Deutsche Bank	2 – Consolidated Financial Statements	364
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

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

Carrying value of the financial instruments held at fair value1

	Dec 31, 2014			Dec 31, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	82,020	100,505	13,155	86,634	111,411	12,025
Trading securities	81,789	86,894	8,957	86,325	94,269	6,960
Other trading assets	232	13,611	4,198	309	17,143	5,065
Positive market values from derivative financial instruments	5,439	614,960	9,559	7,421	486,614	10,556
Financial assets designated at fair value through profit or loss	8,826	104,307	4,152	7,083	174,391	3,123
Financial assets available for sale	36,272	23,597	4,427	23,948	21,049	3,329
Other financial assets at fair value[2,3]	0	4,335[2]	0	60	7,347[2]	1

Total financial assets held at fair value	132,558	847,705	31,294	125,146	800,811	29,033

Financial liabilities held at fair value:
Trading liabilities	25,290	16,510	43	36,449	19,331	24
Trading securities	25,244	15,826	43	36,438	18,490	24
Other trading liabilities	46	685	0	12	841	0
Negative market values from derivative financial instruments	5,890	597,759	6,553	7,815	467,293	8,321
Financial liabilities designated at fair value through profit or loss	2	34,763	2,366	197	88,466	1,442
Investment contract liabilities[4]	0	8,523	0	0	8,067	0
Other financial liabilities at fair value[2,3]	0	5,561[2]	(552)[5]	4	1,495[2]	(247)[5]

Total financial liabilities held at fair value	31,181	663,117	8,410	44,465	584,651	9,539

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

There were transfers from level 1 to level 2 of the fair value hierarchy in 2014 on trading securities (€ 11 billion of assets and € 2.3 billion of liabilities) and transfers from level 2 to level 1 on financial assets designated at fair value through profit or loss (€ 1.5 billion) based on liquidity testing procedures.

Deutsche Bank	2 – Consolidated Financial Statements	365
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

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

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

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

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

Deutsche Bank	2 – Consolidated Financial Statements	366
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the year is mainly due to a combination of purchases and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Deutsche Bank	2 – Consolidated Financial Statements	367
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

The decrease in the year was due to settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance decreased in the year mainly due to sales.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in assets during the period is primarily due to new issuances. For liabilities, the increase is driven by transfers into level 3 and new issuances.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in assets during the period is primarily due to purchases and mark-to-market gains on the instruments.

Deutsche Bank	2 – Consolidated Financial Statements	368
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

Dec 31, 2014

		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:

Trading securities	6,960	0	738	3,567	(2,081)	0	(597)	2,175	(1,804)	8,957

Positive market values from derivative financial instruments	10,556	0	740	0	0	0	(1,250)	1,167	(1,654)	9,559

Other trading assets	5,065	0	(43)	1,642	(2,167)	778	(845)	943	(1,173)	4,198

Financial assets designated at fair value through profit or loss	3,123	0	266	265	(5)	2,175	(1,802)	192	(61)	4,152

Financial assets available for sale	3,329	0	533[5]	1,901	(406)	0	(1,234)	432	(126)	4,427

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,033	(1)	2,233[7,8]	7,373	(4,659)	2,953	(5,727)	4,908	(4,819)	31,294

Financial liabilities held at fair value:

Trading securities	24	0	2	0	0	0	(5)	40	(18)	43

Negative market values from derivative financial instruments	8,321	0	490	0	0	0	(1,434)	1,196	(2,019)	6,553

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,442	0	(53)	0	0	557	(221)	882	(241)	2,366

Other financial liabilities at fair value	(247)	0	(69)	0	0	0	(207)	63	(93)	(552)

Total financial liabilities held at fair value	9,539	0	371[7,8]	0	0	557	(1,867)	2,182	(2,371)	8,410

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

[5]

Total gains and losses on available for sale include a gain of € 144 million recognized in other comprehensive income, net of tax, and a gain of € 31 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 585 million and for total financial liabilities held at fair value this is a gain of € 128 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Deutsche Bank	2 – Consolidated Financial Statements	369
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

Dec 31, 2013

		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:

Trading securities	10,306	0	(64)	1,142	(2,981)	0	(911)	2,256	(2,788)	6,960

Positive market values from derivative financial instruments	15,210	0	(2,355)	0	0	0	(2,113)	1,924	(2,111)	10,556

Other trading assets	4,609	0	(218)	1,485	(1,744)	1,266	(651)	706	(389)	5,065

Financial assets designated at fair value through profit or loss	3,956	0	170	25	(41)	906	(1,815)	258	(336)	3,123

Financial assets available for sale	3,940	(80)	15[5]	1,143	(160)	0	(1,417)	709	(820)[6]	3,329

Other financial assets at fair value	0	0	0	0	0	0	0	1[6]	0	1

Total financial assets held at fair value	38,021	(80)	(2,452)[7,8]	3,794	(4,925)	2,173	(6,907)	5,853	(6,444)	29,033

Financial liabilities held at fair value:

Trading securities	318	0	8	0	0	0	(169)	12	(146)	24

Negative market values from derivative financial instruments	9,286	0	224	0	0	0	(1,241)	1,684	(1,631)	8,321

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,417	0	(275)	0	0	108	(94)	570	(284)	1,442

Other financial liabilities at fair value	(176)	0	159	0	0	0	35	(220)	(45)	(247)

Total financial liabilities held at fair value	10,845	0	116[7,8]	0	0	108	(1,468)	2,045	(2,106)	9,539

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

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion. As of December 31, 2013 it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.6 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid-offer spread valuation adjustments. Bid-offer spread valuation

Deutsche Bank	2 – Consolidated Financial Statements	370
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2014		Dec 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	833	725	643	542
Commercial mortgage-backed securities	57	47	39	32
Mortgage and other asset-backed securities	235	229	233	229
Sovereign and quasi sovereign debt obligations	63	37	6	6
Corporate debt securities and other debt obligations	478	412	365	275
Equity securities	124	224	32	97

Derivatives:
Credit	432	457	524	509
Equity	157	115	281	171
Interest related	392	184	405	255
Foreign Exchange	4	2	24	6
Other	75	74	83	61

Loans:
Loans	1,175	988	701	619
Loan commitments	6	5	17	17

Other	79	79	255	277

Total	3,277	2,854	2,966	2,554

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

Deutsche Bank	2 – Consolidated Financial Statements	371
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

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

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

Deutsche Bank	2 – Consolidated Financial Statements	372
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	342	0	Price based	Price	0%	106%
			Discounted cash flow	Credit spread (bps)	246	1,375
				Constant default rate[2]
Mortgage- and other asset-backed securities	2,342	0	Price based	Price	0%	184%
			Discounted cash flow	Credit spread (bps)	72	1,648
				Recovery rate	0%	97%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	22%

Total mortgage- and other asset-backed securities	2,684	0

Debt securities and other debt obligations	5,936	1,202	Price based	Price	0%	286%
Held for trading	5,477	43	Discounted cash flow	Credit spread (bps)	32	1,629
Sovereign and quasi sovereign obligations	835
Corporate debt securities and other debt obligations	4,643
Available-for-sale	459
Designated at fair value	0	1,159

Equity securities	1,719	0	Market approach	Price per net asset value	49%	100%
Held for trading	795	0		Enterprise value/EBITDA (multiple)	1	18
Available-for-sale	895		Discounted cash flow	Weighted average cost capital	6%	13%
Designated at fair value	29

Loans	10,648	0	Price based	Price	0%	137%
Held for trading	4,148	0	Discounted cash flow	Credit spread (bps)	95	3,040
Designated at fair value	3,719			Constant default rate	2%	21%
Available-for-sale	2,781			Recovery rate	0%	67%

Loan commitments	0	87	Discounted cash flow	Credit spread (bps)	115	1,000
				Recovery rate	20%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	748[3]	1,121[4]	Discounted cash flow	IRR	2%	24%

Total non-derivative financial instruments held at fair value	21,735	2,409

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	No longer a significant unobservable input.
[3]	Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value and € 293 million other financial assets available for sale.
[4]	Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

Deutsche Bank	2 – Consolidated Financial Statements	373
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,324	2,211		Discounted cash flow	Swap rate (bps)	42	2,418
					Inflation swap rate	(1)%	8%
					Constant default rate	2%	27%
					Constant prepayment rate	2%	21%
				Option pricing model	Inflation volatility	0%	8%
					Interest rate volatility	1%	101%
					IR - IR correlation	(2)%	100%
					Hybrid correlation	(70)%	95%
Credit derivatives	3,586	1,921		Discounted cash flow	Credit spread (bps)	155	9,480
					Recovery rate	0%	100%
				Correlation pricing model	Credit correlation	13%	96%
Equity derivatives	1,118	1,258		Option pricing model	Stock volatility	8%	84%
					Index volatility	8%	99%
					Index - index correlation	48%	98%
					Stock - stock correlation	9%	95%
FX derivatives	264	242		Option pricing model	Volatility	6%	26%
Other derivatives	1,267	368	[1]	Discounted cash flow	Credit spread (bps)	44	1,500
				Option pricing model	Index volatility	7%	138%
					Commodity correlation	(30)%	60%
					Commodity forward (€/Ton)[2]

Total market values from derivative financial instruments	9,559	6,001

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.
[2]	No longer a material exposure on this parameter.

Deutsche Bank	2 – Consolidated Financial Statements	374
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	361	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	100	2,470
				Constant default rate	1%	3%
Mortgage- and other asset-backed securities	2,274	0	Price based	Price	0%	134%
			Discounted cash flow	Credit spread (bps)	70	3,180
				Recovery rate	0%	70%
				Constant default rate	0%	25%
				Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,635	0

Debt securities and other debt obligations	4,016	1,205	Price based	Price	0%	156%
Held for trading	3,898	16	Discounted cash flow	Credit spread (bps)	438	5,000
Sovereign and quasi sovereign obligations	597
Corporate debt securities and other debt obligations	3,300
Available-for-sale	118
Designated at fair value		1,189

Equity securities	1,074	8	Market approach	Price per net asset value	62%	100%
Held for trading	428	8		Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	646		Discounted cash flow	Weighted average cost capital	7%	12%
Designated at fair value

Loans	8,878	0	Price based	Price	0%	122%
Held for trading	4,280	0	Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,621			Constant default rate	5%	22%
Available-for-sale	1,976			Recovery rate	15%	60%

Loan commitments	0	186	Discounted cash flow	Credit spread (bps)	5	1,000
				Recovery rate	35%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,875[2]	67[3]	Discounted cash flow	IRR	2%	46%

Total non-derivative financial instruments held at fair value	18,477	1,466

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]

Other financial assets include € 784 million of other trading assets, € 502 million of other financial assets designated at fair value, € 588 million other financial assets available for sale and € 1 million of assets held for sale related to BHF-BANK.

[3]	Other financial liabilities include € 67 million of other financial liabilities designated at fair value.

Deutsche Bank	2 – Consolidated Financial Statements	375
Financial Report 2014	Notes to the Consolidated Balance Sheet
	14 – Financial Instruments carried at Fair Value

	Dec 31, 2013
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,551	2,156		Discounted cash flow	Swap rate (bps)	2	1,336
					Inflation swap rate	0%	8%
				Option pricing model	Inflation volatility	0%	3%
					Interest rate volatility	10%	95%
					IR - IR correlation	(2)%	91%
					Hybrid correlation	(70)%	95%
Credit derivatives	4,377	2,334		Discounted cash flow	Credit spread (bps)	2	4,093
					Recovery rate	0%	75%
				Correlation pricing model	Credit correlation	13%	88%
Equity derivatives	1,419	1,987		Option pricing model	Stock volatility	10%	100%
					Index volatility	11%	98%
					Index - index correlation	62%	98%
					Stock - stock correlation	10%	97%
FX derivatives	529	455		Option pricing model	Volatility	0%	30%
Other derivatives	1,680	1,142	[1]	Discounted cash flow	Credit spread (bps)	320	1,500
				Option pricing model	Index volatility	4%	23%
					Commodity correlation	(30)%	100%
					Commodity forward (€/Ton)	97	106

Total market values from derivative financial instruments	10,556	8,074

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2014	Dec 31, 2013
Financial assets held at fair value:

Trading securities	617	(5)
Positive market values from derivative financial instruments	951	(1,609)
Other trading assets	(251)	(50)
Financial assets designated at fair value through profit or loss	147	220
Financial assets available for sale	190	25
Other financial assets at fair value	0	0

Total financial assets held at fair value	1,652	(1,419)

Financial liabilities held at fair value:

Trading securities	0	5
Negative market values from derivative financial instruments	(787)	(396)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(48)	25
Other financial liabilities at fair value	46	(159)

Total financial liabilities held at fair value	(789)	(525)

Total	864	(1,944)

Deutsche Bank	2 – Consolidated Financial Statements	376
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

in € m.	2014	2013
Balance, beginning of year	796	699

New trades during the period	650	595

Amortization	(251)	(315)

Matured trades	(173)	(127)

Subsequent move to observability	(67)	(40)

Exchange rate changes	18	(16)

Balance, end of year	973	796

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

Short-term financial instruments – The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term:

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

Deutsche Bank	2 – Consolidated Financial Statements	377
Financial Report 2014	Notes to the Consolidated Balance Sheet
	15 – Fair Value of Financial Instruments not carried at Fair Value

Loans – Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan agreement or credit default swap markets, where available and appropriate.

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

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned – Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

Long-term debt and trust preferred securities – Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2014
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:

Cash and due from banks	20,055	20,055	20,055	0	0
Interest-earning deposits with banks	63,518	63,518	30,334	33,184	0
Central bank funds sold and securities purchased under resale agreements	17,796	17,796	0	17,796	0
Securities borrowed	25,834	25,834	0	25,834	0
Loans	405,612	410,769	0	29,786	380,983
Other financial assets	120,838	120,827	0	120,820	7

Financial liabilities:

Deposits	532,931	532,581	2,754	529,826	0
Central bank funds purchased and securities sold under repurchase agreements	10,887	10,887	0	10,887	0
Securities loaned	2,339	2,339	0	2,339	0
Other short-term borrowings	42,931	42,929	0	42,825	105
Other financial liabilities	159,930	159,930	2,575	157,300	55
Long-term debt	144,837	146,215	0	135,016	11,199
Trust preferred securities	10,573	12,251	0	11,075	1,176

Deutsche Bank	2 – Consolidated Financial Statements	378
Financial Report 2014	Notes to the Consolidated Balance Sheet
	16 – Financial Assets Available for Sale

	Dec 31, 2013
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:

Cash and due from banks	17,155	17,155	17,155	0	0
Interest-earning deposits with banks	77,984	77,985	2,413	75,571	0
Central bank funds sold and securities purchased under resale agreements	27,363	27,363	0	27,363	0
Securities borrowed	20,870	20,870	0	20,870	0
Loans	376,582	378,085	0	27,171	350,913
Other financial assets	92,507	92,532	0	90,379	2,153

Financial liabilities:

Deposits	527,750	527,609	3,888	523,721	0
Central bank funds purchased and securities sold under repurchase agreements	13,381	13,385	0	13,385	0
Securities loaned	2,304	2,304	0	2,171	134
Other short-term borrowings	59,767	59,763	0	59,717	45
Other financial liabilities[2]	142,649	142,666	3,031	139,627	8
Long-term debt	133,082	134,359	0	105,954	28,406
Trust preferred securities	11,926	12,915	0	11,828	1,087

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

[2]	In 2014 the prior year numbers were restated (increase of € 3.0 billion to level 1 other financial liabilities, decrease of € 3.0 billion to level 2 other financial liabilities).

Loans – The difference between fair value and carrying value arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities – The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

16 –

Financial Assets Available for Sale

in € m.	Dec 31, 2014	Dec 31, 2013
Debt securities:
German government	14,370	9,076
U.S. Treasury and U.S. government agencies	235	1,571
U.S. local (municipal) governments	2,777	126
Other foreign governments	31,805	22,570
Corporates	8,512	9,248
Other asset-backed securities	646	943
Mortgage-backed securities, including obligations of U.S. federal agencies	236	53
Other debt securities	551	656

Total debt securities	59,132	44,242

Equity securities:
Equity shares	1,184	979
Investment certificates and mutual funds	99	98

Total equity securities	1,283	1,076

Other equity interests	976	837

Loans	2,906	2,170

Total financial assets available for sale	64,297	48,326

Please also refer to Note 7 “Net Gains (Losses) on Financial Assets Available for Sale” of this report.

Deutsche Bank	2 – Consolidated Financial Statements	379
Financial Report 2014	Notes to the Consolidated Balance Sheet
	17 – Equity Method Investments

17 –

Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 116 (2013: 115) associates and 15 (2013: 20) jointly controlled entities. One associate is considered to be material to the Group, based on the carrying value of the investment and the Group’s income from this investee.

Significant investments as of December 31, 2014

Investment	Principal place of business	Nature of relationship	Ownership percentage
Hua Xia Bank Company Limited[1]	Beijing, China	Strategic Investment	19.99%

[1]	The Group has significant influence over the investee through its ownership share and board seats.

Summarized financial information on Hua Xia Bank Company Limited

in € m.	Twelve months ended Sep 30, 2014[1]	Twelve months ended Sep 30, 2013[1]
Total net revenues	6,350	5,398

Net income	2,109	1,815

Other comprehensive income	74	(89)

Total comprehensive income[2]	2,183	1,727

Total assets	229,921	187,305

Total liabilities	217,433	177,343

Net assets of the equity method investee	12,488	9,962

[1]	The figures are based on the quarterly published financial statements under Chinese GAAP of the investee as of twelve months ended on September 30, 2014 and September 30, 2013.
[2]	The Group received dividends from Hua Xia Bank Company Limited of € 98 million during the reporting period 2014 (2013:€ 78 million).

Reconciliation of total net assets to the Group’s carrying amount

in € m.	Twelve months ended Sept 30, 2014[1]	Twelve months ended Sept 30, 2013[1]
Net assets of the equity method investee	12,488	9,962

Group’s ownership percentage on the investee’s equity	19.99%	19.99%

DB’s share of net assets	2,496	1,991

Goodwill	392	367

Intangible Assets	71	69

Other adjustments	(18)	38

Carrying amount[2]	2,941	2,464

[1]	The figures are based on the quarterly published financial statements under Chinese GAAP of the investee as of twelve months ended on September 30, 2014 and September 30, 2013.
[2]

As per December 31, 2014 the quoted market price of Hua Xia Bank Company Limited is € 3,180 million and the carrying amount of the stake is € 3,144 million. An impairment test according to IAS 36 is therefore not required.

Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2014	Dec 31, 2013
Carrying amount of all associates that are individually immaterial to the Group	999	1,037

Aggregated amount of the Group’s share of profit (loss) from continuing operations	130	59

Aggregated amount of the Group’s share of post-tax profit (loss) from discontinued operations	0	0

Aggregated amount of the Group’s share of other comprehensive income	3	69

Aggregated amount of the Group’s share of total comprehensive income	133	127

Deutsche Bank	2 – Consolidated Financial Statements	380
Financial Report 2014	Notes to the Consolidated Balance Sheet
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

Assets

							2014

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,051	(2,419)	14,632	0	0	(14,602)	29
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,164	0	3,164	0	0	(2,386)	779

Securities borrowed (enforceable)	11,891	0	11,891	0	0	(11,406)	485
Securities borrowed (non-enforceable)	13,943	0	13,943	0	0	(13,294)	649

Financial assets at fair value through profit or loss
Trading assets	196,157	(476)	195,681	0	(11)	(1,049)	194,621
Positive market values from derivative financial instruments (enforceable)	823,578	(217,158)	606,421	(519,590)	(61,518)	(15,330)	9,982
Positive market values from derivative financial instruments (non-enforceable)	23,537	0	23,537	0	0	0	23,537
Financial assets designated at fair value through profit or loss (enforceable)	101,845	(37,075)	64,770	(2,782)	(1,924)	(50,245)	9,819
Financial assets designated at fair value through profit or loss (non-enforceable)	52,516	0	52,516	0	0	(31,358)	21,158

Total financial assets at fair value through profit or loss	1,197,633	(254,708)	942,924	(522,373)	(63,453)	(97,982)	259,117

Loans	405,673	(61)	405,612	0	(16,259)	(46,112)	343,242

Other assets	157,771	(19,792)	137,980	(67,009)	(239)	(13)	70,720
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,723	(6,320)	4,403	(3,837)	0	0	566

Remaining assets not subject to netting	178,557	0	178,557	0	(874)	(451)	177,231

Total assets	1,985,683	(276,980)	1,708,703	(589,381)	(80,825)	(186,246)	852,252

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	2 – Consolidated Financial Statements	381
Financial Report 2014	Notes to the Consolidated Balance Sheet
	18 – Offsetting Financial Assets and Financial Liabilities

Liabilities

							2014

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	532,992	(61)	532,931	0	0	0	532,931

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,673	(2,419)	3,254	0	0	(2,966)	288
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,633	0	7,633	0	0	(2,278)	5,356

Securities loaned (enforceable)	1,791	0	1,791	0	0	(1,614)	177
Securities loaned (non-enforceable)	549	0	549	0	0	(209)	339

Financial liabilities at fair value through profit or loss
Trading liabilities	42,960	(1,117)	41,843	0	0	0	41,843
Negative market values from derivative financial instruments (enforceable)	803,073	(217,597)	585,475	(518,364)	(63,172)	(3,939)	0
Negative market values from derivative financial instruments (non-enforceable)	24,726	0	24,726	0	0	(11,996)	12,731
Financial liabilities designated at fair value through profit or loss (enforceable)	52,517	(35,994)	16,523	(2,782)	0	(13,741)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	96,452	0	96,452	0	(3,130)	(5,718)	87,603

Total financial liabilities at fair value through profit or loss	1,019,728	(254,708)	765,019	(521,146)	(66,302)	(35,394)	142,176

Other liabilities	136,294	(19,792)	116,502	(71,645)	0	0	44,858
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	11,383	(6,320)	5,063	(5,063)	0	0	0

Remaining liabilities not subject to netting	207,801	0	207,801	0	0	0	207,801

Total liabilities	1,912,461	(276,980)	1,635,481	(592,791)	(66,302)	(42,460)	933,927

Assets

							2013

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	26,675	(2,390)	24,285	0	0	(24,271)	15
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,077	0	3,077	0	0	(830)	2,248

Securities borrowed (enforceable)	11,438	0	11,438	0	0	(11,051)	386
Securities borrowed (non-enforceable)	9,432	0	9,432	0	0	(9,004)	428

Financial assets at fair value through profit or loss
Trading assets	211,260	(1,190)	210,070	0	(311)	(2,881)	206,878
Positive market values from derivative financial instruments (enforceable)	738,425	(270,584)	467,841	(406,616)	(47,470)	(10,297)	3,458
Positive market values from derivative financial instruments (non-enforceable)	36,749	0	36,749	0	0	0	36,749
Financial assets designated at fair value through profit or loss (enforceable)	133,122	(19,575)	113,547	(17,121)	0	(84,266)	12,160
Financial assets designated at fair value through profit or loss (non-enforceable)	71,050	0	71,050	0	0	(50,263)	20,787

Total financial assets at fair value through profit or loss	1,190,605	(291,348)	899,257	(423,737)	(47,781)	(147,706)	280,032

Loans	376,638	(56)	376,582	0	(11,042)	(46,899)	318,640

Other assets	128,724	(16,185)	112,539	(43,574)	(278)	(385)	68,302
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,375	(5,412)	3,963	(3,518)	0	0	445

Remaining assets not subject to netting	174,790	0	174,790	0	0	(755)	174,035

Total assets	1,921,380	(309,979)	1,611,400	(467,311)	(59,102)	(240,901)	844,087

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	2 – Consolidated Financial Statements	382
Financial Report 2014	Notes to the Consolidated Balance Sheet
	18 – Offsetting Financial Assets and Financial Liabilities

Liabilities

							2013

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	527,750	0	527,750	0	0	0	527,750

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,098	(2,390)	4,708	0	0	(4,675)	33
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,673	0	8,673	0	0	(7,080)	1,594

Securities loaned (enforceable)	2,304	0	2,304	0	0	(2,112)	192
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	57,702	(1,898)	55,804	0	0	0	55,804
Negative market values from derivative financial instruments (enforceable)	721,233	(268,819)	452,414	(411,547)	(40,055)	(812)	0
Negative market values from derivative financial instruments (non-enforceable)	31,015	0	31,015	0	0	(7,639)	23,376
Financial liabilities designated at fair value through profit or loss (enforceable)	88,021	(18,262)	69,759	(17,121)	(588)	(49,055)	2,995
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,413	0	28,413	0	0	(3,890)	24,523

Total financial liabilities at fair value through profit or loss	926,384	(288,980)	637,404	(428,668)	(40,644)	(61,395)	106,698

Other liabilities	182,204	(18,610)	163,595	(46,058)	0	0	117,537
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,028	(5,412)	616	(616)	0	0	0

Remaining liabilities not subject to netting	212,000	0	212,000	0	0	0	212,000

Total liabilities	1,866,414	(309,979)	1,556,434	(474,725)	(40,644)	(75,262)	965,803

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.

The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns ‘Cash collateral’ and ‘Financial instrument collateral’ disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the ‘Other liabilities’ and ‘Other assets’ balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Deutsche Bank	2 – Consolidated Financial Statements	383
Financial Report 2014	Notes to the Consolidated Balance Sheet 21 – Transfers of Financial Assets

19 –

Loans

Loans by industry classification

in € m.	Dec 31, 2014	Dec 31, 2013
Banks and insurance	24,202	25,100
Manufacturing	25,619	21,406
Households (excluding mortgages)	44,839	45,440
Households – mortgages	153,140	148,076
Public sector	16,819	16,228
Wholesale and retail trade	15,714	13,965
Commercial real estate activities	35,764	34,259
Lease financing	1,165	1,429
Fund management activities	12,138	10,029
Other	81,483	66,154

Gross loans	410,883	382,086

(Deferred expense)/unearned income	58	(85)

Loans less (deferred expense)/unearned income	410,825	382,171

Less: Allowance for loan losses	5,212	5,589

Total loans	405,612	376,582

20 –

Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group’s allowance for loan losses

	2014			2013			2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,857	2,732	5,589	2,266	2,426	4,692	2,011	2,147	4,158

Provision for loan losses	499	631	1,129	1,377	683	2,060	1,115	613	1,728
Net charge-offs:	(997)	(512)	(1,509)	(701)	(352)	(1,053)	(762)	(324)	(1,086)
Charge-offs	(1,037)	(613)	(1,650)	(730)	(485)	(1,215)	(798)	(483)	(1,281)
Recoveries	40	101	141	30	132	162	36	158	195

Other Changes	5	(2)	3	(85)	(25)	(110)	(98)	(9)	(108)

Allowance, end of year	2,364	2,849	5,212	2,857	2,732	5,589	2,266	2,426	4,692

Activity in the Group’s allowance for off-balance sheet positions (contingent liabilities and lending commitments)

	2014			2013			2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	102	114	216	118	97	215	127	98	225

Provision for off-balance sheet positions	(13)	18	4	(15)	21	5	(7)	0	(7)

Usage	0	0	0	0	0	0	0	0	0

Other changes	(4)	10	6	0	(3)	(4)	(2)	(1)	(3)

Allowance, end of year	85	141	226	102	114	216	118	97	215

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

Deutsche Bank	2 – Consolidated Financial Statements	384
Financial Report 2014	Notes to the Consolidated Balance Sheet 21 – Transfers of Financial Assets

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

Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2014	Dec 31, 2013
Carrying amount of transferred assets

Trading securities not derecognized due to the following transactions:
Repurchase agreements	24,410	32,714
Securities lending agreements	52,531	42,884
Total return swaps	3,738	7,960
Consolidated Group Sponsored Securitizations	507	168

Total trading securities	81,186	83,726

Other trading assets	433	866

Financial assets available for sale	1,731	507

Loans	2,225	2,085

Total	85,575	87,183

Carrying amount of associated liabilities	57,800	68,435

Information on assets transferred that did not qualify for derecognition where associated liability is recourse only to the transferred assets1

	Dec 31, 2014		Dec 31, 2013
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading securities	507	507	168	168

Other trading assets	370	370	333	333

Financial assets available for sale	1,660	1,660	252	252

Loans	2,074	2,087	1,902	1,928

Total	4,611	4,624	2,654	2,680

Associated liability	4,282	4,282	2,663	2,663

Net position	329	342	(9)	17

[1]	Associated liabilities are notes issued by Consolidated Group Sponsored Securitizations.

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement

in € m.	Dec 31, 2014	Dec 31, 2013
Carrying amount of the original assets transferred:

Trading securities	254	210
Other trading assets	0	1

Carrying amount of the assets continued to be recognized:

Trading securities	26	57
Other trading assets	0	1

Carrying amount of associated liabilities	25	58

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

Deutsche Bank	2 – Consolidated Financial Statements	385
Financial Report 2014	Notes to the Consolidated Balance Sheet 22 – Assets Pledged and Received as Collateral

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2014			Dec 31, 2013
in € m.	Carrying value	Fair value	Maximum Exposure to Loss[1]	Carrying value	Fair value	Maximum Exposure to Loss[1]
Loans:
Securitization notes	93	89	153	289	198	365
Other	12	12	12	0	0	0

Total Loans	105	101	165	289	198	365

Financial assets held at Fair Value through the P&L:
Securitization notes	511	511	511	1,153	1,153	1,153
Non-standard Interest Rate, cross-currency or inflation-linked swap	33	33	33	178	178	178

Total Financial assets held at Fair Value through the P&L	544	544	544	1,332	1,332	1,332

Financial assets available for sale:
Securitization notes	13	13	13	12	12	12

Total Financial assets available for sale	13	13	13	12	12	12

Total financial assets representing on-going involvement	662	658	722	1,633	1,542	1,708

Financial liabilities held at Fair Value through the P&L:
Non-standard Interest Rate, cross-currency or inflation-linked swap	32	32	0	40	40	0

Total financial liabilities representing on-going involvement	32	32	0	40	40	0

[1]	The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments.

The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2014			Dec 31, 2013
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	55	171	0	323	282	0[1]

Non-standard Interest Rate, cross-currency or inflation-linked swap	30	671	0	267	729	3

Net gains/(losses) recognized from on-going involvement in derecognized assets	85	842	0	590	1,011	3

[1]	Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.

22 –

Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described.

Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1

in € m.	Dec 31, 2014	Dec 31, 2013
Financial assets at fair value through profit or loss	53,699	67,059

Financial assets available for sale	3,517	4,237

Loans	45,919	46,562

Other	302	884

Total	103,438	118,741

[1]	Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities

Total assets pledged to creditors available for sale or repledge1

in €	Dec 31, 2014	Dec 31, 2013
Financial assets at fair value through profit or loss	73,557	73,960

Financial assets available for sale	67	0

Total	73,624	73,960

[1]	Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities

The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transac-

Deutsche Bank	2 – Consolidated Financial Statements	386
Financial Report 2014	Notes to the Consolidated Balance Sheet 23 – Property and Equipment

tions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Fair Value of collateral received

in € m.	Dec 31, 2014	Dec 31, 2013
Securities and other financial assets accepted as collateral	253,722	281,974

thereof:

collateral sold or repledged	203,321	241,700

23 –

Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction- in-progress	Total
Cost of acquisition:

Balance as of January 1, 2013	4,018	4,054	2,146	235	10,453

Changes in the group of consolidated companies	0	14	9	0	24
Additions	42	247	111	113	513
Transfers	(23)	45	116	(173)	(35)
Reclassifications (to)/from “held for sale”	(105)	(19)	(5)	(3)	(131)
Disposals	89	279	76	0	443
Exchange rate changes	(94)	(137)	(63)	(2)	(296)

Balance as of December 31, 2013	3,749	3,926	2,240	170	10,084
Changes in the group of consolidated companies	(8)	11	(1)	0	3
Additions	42	332	122	173	669
Transfers	10	26	122	(153)	5
Reclassifications (to)/from “held for sale”	(2,507)	(1,364)	(133)	(55)	(4,058)
Disposals	0	201	39	0	241
Exchange rate changes	275	217	68	6	566

Balance as of December 31, 2014	1,560	2,947	2,379	141	7,027

Accumulated depreciation and impairment:

Balance as of January 1, 2013	1,468	2,717	1,305	0	5,490

Changes in the group of consolidated companies	0	14	6	0	20
Depreciation	77	376	171	0	625
Impairment losses	52	17	1	0	69
Reversals of impairment losses	0	0	0	0	0
Transfers	(2)	1	(2)	0	(3)
Reclassifications (to)/from “held for sale”	0	(13)	(1)	0	(14)
Disposals	27	243	64	0	334
Exchange rate changes	(43)	(106)	(39)	0	(188)

Balance as of December 31, 2013	1,525	2,762	1,378	0	5,665
Changes in the group of consolidated companies	0	8	(1)	0	6
Depreciation	39	271	179	0	490
Impairment losses	58	105	10	0	172
Reversals of impairment losses	0	0	0	0	0
Transfers	28	10	22	0	59
Reclassifications (to)/from “held for sale”	(1,289)	(1,127)	(95)	0	(2,511)
Disposals	2	83	34	0	119
Exchange rate changes	140	175	41	0	356

Balance as of December 31, 2014	498	2,121	1,500	0	4,118

Carrying amount:

Balance as of December 31, 2013	2,224	1,164	862	170	4,420

Balance as of December 31, 2014	1,062	826	880	141	2,909

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

Deutsche Bank	2 – Consolidated Financial Statements	387
Financial Report 2014	Notes to the Consolidated Balance Sheet 24 – Leases

The carrying value of items of property and equipment on which there is a restriction on sale was € 57 million as of December 31, 2014.

Commitments for the acquisition of property and equipment were € 42 million at year-end 2014.

The Cosmopolitan of Las Vegas was reclassified to held for sale in the year and subsequently sold. For further information please see Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

24 –

Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group’s finance lease arrangements are made under usual terms and conditions.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2014	Dec 31, 2013
Land and buildings	13	82
Furniture and equipment	1	1
Other	5	0

Net carrying value	19	84

Future Minimum Lease Payments Required under the Group’s Finance Leases

in € m.	Dec 31, 2014	Dec 31, 2013
Future minimum lease payments:
Not later than one year	6	26
Later than one year and not later than five years	24	11
Later than five years	84	10

Total future minimum lease payments	114	47

Less: Future interest charges	71	19

Present value of finance lease commitments	43	28

Future minimum lease payments to be received	9	12

Contingent rent recognized in the income statement [1]	0	1

[1]	The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However, the lease agreements do not include any clauses that impose any restriction on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

Future Minimum Lease Payments Required under the Group’s Operating Leases

in € m.	Dec 31, 2014	Dec 31, 2013
Future minimum rental payments:
Not later than one year	778	824
Later than one year and not later than five years	2,370	2,324
Later than five years	1,955	1,865

Total future minimum rental payments	5,103	5,013

Less: Future minimum rentals to be received	171	161

Net future minimum rental payments	4,932	4,852

Deutsche Bank	2 – Consolidated Financial Statements	388
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

As of December 31, 2014, the total future minimum rental payments included € 386 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2014, the rental payments for lease and sublease agreements amounted to € 815 million. This included charges of € 835 million for minimum lease payments and € 10 million for contingent rents as well as € 29 million related to sublease rentals received.

25 –

Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2014, and 2013, are shown below by cash-generating units (“CGU”).

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2013	1,953	2,736	432	3,979	0	197	9,297

Goodwill acquired during the year	4	24	6	2	0	0	37

Purchase accounting adjustments	0	0	0	0	0	0	0

Transfers	(9)	0	8	1	0	0	0

Reclassification from (to) “held for sale”	0	0	0	(5)	0	0	(5)

Goodwill related to dispositions without being classified as “held for sale”	(1)	0	(1)	(1)	0	0	(3)

Impairment losses[2]	0	0	0	0	0	0	0

Exchange rate changes/other	(84)	(2)	(14)	(133)	0	(18)	(252)

Balance as of December 31, 2013	1,863	2,758	431	3,843	0	179	9,074

Gross amount of goodwill	2,963	2,758	431	3,843	651	646	11,292

Accumulated impairment losses	(1,100)	0	0	0	(651)	(467)	(2,218)

Balance as of January 1, 2014	1,863	2,758	431	3,843	0	179	9,074

Goodwill acquired during the year	0	0	0	0	0	0	0

Purchase accounting adjustments	0	1	0	0	0	0	1

Transfers	0	0	0	0	0	0	0

Reclassification from (to) “held for sale”	(13)	(1)	0	(3)	0	0	(17)

Goodwill related to dispositions without being classified as “held for sale”	0	0	(1)	(2)	0	0	(3)

Impairment losses[2]	0	0	0	0	0	(49)	(49)

Exchange rate changes/other	166	5	44	293	0	4	512

Balance as of December 31, 2014	2,016	2,763	474	4,131	0	134	9,518

Gross amount of goodwill	3,249	2,763	474	4,131	651	676	11,944

Accumulated impairment losses	(1,233)	0	0	0	(651)	(542)	(2,426)

[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as “Others” in the table above. The nonintegrated investments in the NCOU consist of Maher Terminals LLC and Maher Terminals of Canada Corp.

Deutsche Bank	2 – Consolidated Financial Statements	389
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

In 2014, changes in goodwill (other than those related to exchange rate changes) mainly included the impairment of € 49 million recorded in the NCOU upon write-off of goodwill related to the nonintegrated investment in Maher Terminals LLC (included in column ‘Others’ of the above table), which was based on the continuing market uncertainty on the demand for U.S consumables impacting business volumes. The fair value less costs of disposal of the investment was determined based on a discounted free cash flow model. Accordingly, the fair value measurement was categorized as level 3 in the fair value hierarchy. The carrying amount of Maher Terminals LLC exceeded its recoverable amount, resulting in an impairment loss of € 194 million, which was recorded as impairment of intangible assets. Of that impairment amount, € 49 million was allocated to fully write-off related goodwill and another € 145 million was allocated to other intangible assets included in the CGU (see ‘Other Amortizing Intangible Assets’ in this Note). Key assumptions used in the fair value estimation included a discount rate (weighted average cost of capital, post-tax) of 9.3% (prior year 9.1%), a terminal value growth rate of 5.3 % and an average EBITDA growth rate of 13.2%.

During 2013, changes in goodwill mainly included additions of € 37 million related to the step-acquisition of the Group’s joint venture Xchanging etb GmbH. For more details on this transaction, please refer to Note 3 “Acquisitions and Dispositions”.

In 2012, goodwill changes mainly included impairments of € 1,595 million recorded in the fourth quarter as a result of the annual goodwill impairment test conducted under the organizational structures both prior to as well as post re-segmentation.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”, the Group’s primary CGUs are as outlined above. “Other” goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use.

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (“AT1 Notes”), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as Additional equity components in accordance with IFRS. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests. The carrying amount (excluding the AT1 Notes) is allocated to the primary CGUs in a two-step process. In the first step, total equity that is readily identifiable is allocated to the respective individual CGUs. This includes goodwill (plus the add-on adjustment for noncontrolling interests), unamortized other intangible assets as well as certain unrealized net gains and losses recorded directly in equity and noncontrolling interests. In the second step, the remaining balance of the carrying amount (excluding the AT1 Notes) is allocated across the CGUs based on the CGU’s share of risk-weighted assets and certain capital deduction items relative to the Group (each is adjusted for items pertaining to nonintegrated investments). The AT1 Notes are allocated to the primary CGUs in proportion to their specific Leverage Ratio Shortfall (“LRS”), with LRS being a function of the Group’s target Leverage Ratio, the CGU’s Leverage Ratio Exposure Measure and the allocated Common Equity Tier 1 Capital. The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

The annual goodwill impairment tests in both 2014 and 2013 did not result in an impairment loss on the goodwill of the Group’s primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

Deutsche Bank	2 – Consolidated Financial Statements	390
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

As a result of the Group’s re-segmentation during the fourth quarter 2012 (see Note 4 “Business Segments and Related Information – Business Segments” for details), the annual impairment test had to be conducted both in the structure prior to re-segmentation (“old structure”) and post re-segmentation (“new structure”). These impairment tests resulted in goodwill impairments totaling € 1,595 million, consisting of € 1,174 million in the CGU CB&S under the old structure and of € 421 million in the CGUs Wholesale Assets (€ 369 million) and Operating Assets (€ 52 million) within the Corporate Division NCOU under the new structure.

Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of value in use and employs a DCF model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the value in use of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount.

The DCF model uses earnings projections and respective capitalization assumptions (with capital ratios no lesser than: Common Equity Tier 1 capital ratio: 10%, Tier 1 capital ratio: 11.5 % and a Tier 1 leverage ratio: 3.5%) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and are, in case of a going concern, assumed to increase by or converge towards a constant long-term growth rate of 3.2% (2013: 3.2%). This is based on expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

Key Assumptions and Sensitivities

Key Assumptions: The value in use of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

Primary cash-generating units

	Discount rate (pre-tax, determined implicitly based on post-tax rates)
	2014	2013
Corporate Banking & Securities	14.5%	16.5%
Private & Business Clients	13.7%	14.3%
Global Transaction Banking	11.7%	13.1%
Deutsche Asset & Wealth Management	12.6%	12.8%
Non-Core Operations Unit[1]	14.8%/14.5%	17.0%/16.6%

[1]

Comprised of two primary CGUs: NCOU Wholesale Assets (14.8%) and NCOU Operating Assets (14.5%). Stated pre-tax discount rates assume worst case post-tax valuation scenarios, whereas both CGUs are valued applying identical post-tax discount rates. Varying pre-tax rates are due to different cash-flow composition and pattern.

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Deutsche Bank	2 – Consolidated Financial Statements	391
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Corporate Banking & Securities

-    Focus on client flows and solutions, benefiting from leading client market shares and higher customer penetration

-    Improved macro environment, especially in the Americas, whilst Europe is expected to see slower growth

-    Overall CB&S revenue pools are expected to see moderate growth. Corporate Finance and Equities revenue pools expected to trend higher, but Sales & trading Debt revenue pools will remain under pressure.

-    Targeted risk and balance sheet reduction and execution of management action to mitigate the impact of regulatory change

-    Improved asset efficiency under new regulatory framework and rigorously managed risk exposure

-    Reap benefits from Operational Excellence (OpEx) Program

-    Focus on efficiency gains from front-to-back platform improvements, whilst fully complying with regulatory requirements

-    Capitalize on close co-operation with other areas of the organization

-    Potentially weaker macroeconomic environment due to still fragile growth impacted by potential event risks, particularly disorderly withdrawal of bank support for the global economy, leading to slowdown in activity and reduced investor appetite

-    Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

-   Potential margin compression and increased competition in products with lower capital requirements beyond expected levels

-    Outcome of major litigation cases

-    Cost and efficiency gains and expected benefits from Group-wide Operational Excellence (OpEx) Program are not realized as anticipated

-    Increase cost pressures from regulatory driven spend

-    Delay in execution of risk mitigation strategies and further headwinds from regulatory technical standards, regulatory focus on operational risk and the continued review of RWA measurement on Basel level

Private & Business Clients

-    Leading position in home market Germany, strong position in other European markets, growth options in key Asian countries and a highly efficient platform

-    Improvement of digital capabilities as key initiative in PBC - Selective growth in Credit Products and expanding in investment and insurance business in advisory banking horizon partially mitigating impacts from low interest rate environment and leverage constraints

-    Achievement of synergies between Deutsche Bank and Postbank on the revenue and the cost side

-    Cost savings in light of Group-wide OpEx

-    Efficient use from our growth investments in key Asian countries

-    Significant economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth

-    The development of investment product markets and respective revenues additionally depend on customer confidence for investments

-    Continued low interest rates potentially leading to a further margin compression

-    Synergies related to Postbank acquisition are not realized or are realized later than foreseen

-    Lower synergy achievement rates related to PBC’s efficiency programs

-    An environment of tightening regulation leading to further not yet anticipated impact on revenues and costs

Global Transaction Banking

-    Cost savings in light of Group-wide OpEx

-    Capitalize on synergies resulting from closer co-operation with other areas of the bank

-    Macroeconomic recovery

-    Interest rate recovery from mid 2015 onwards

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

-    Outco me of potential legal matters

-    Benefits from the turn-around measures of the commercial banking activities in the Netherlands are not realized as expected

Deutsche Asset & Wealth Management

-    Cost savings in light of Group-wide OpEx and Deutsche AWM platform optimization from merger of AM, PWM and Passive CB&S to form Deutsche AWM

-    Deutsche AWM’s overall internal strategy continuously informed by market trends and developments, including global wealth creation, a growing retirement market and the rapid expansion of alternatives and passive investment offerings

-    Expanding business with ultra high net worth clients

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

-    Strong coverage of emerging markets

-    Major industry threats, i.e., market volatility, sovereign debt burden, increasing costs from regulatory changes

-    Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products

-    Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, loss of high quality relationship managers

-    Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers

-    Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned

-    Uncertainty around regulation and its potential implications not yet anticipated

Deutsche Bank	2 – Consolidated Financial Statements	392
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
- Maintained or increased market share in the fragmented competitive environment

Non-Core Operations Unit Wholesale Assets	- Continued execution of successful de-risking program - Continued capitalization of other divisions sales and distribution networks to facilitate successful de-risking program

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

Sensitivities: In validating the value in use determined for the CGUs, certain external factors as well as the major value drivers of each CGU are reviewed regularly. Deutsche Bank’s market capitalization remained below book value in 2014. In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only CGUs where reasonable possible changes in key assumptions could cause an impairment loss were CB&S and PBC, for which the recoverable amount exceeded the respective carrying amount by 16 % or € 5.0 billion (CB&S) and 63 % or € 9.9 billion (PBC).

Change in certain key assumptions to cause the recoverable to equal the carrying amount

Change in Key Assumptions	CB&S	PBC
Discount rate (post tax) increase from/to	10.3%/11.5%	10.0%/14.1%

Projected future earnings in each period	(12)%	(34)%

Long term growth rates	N/M1	N/M1

N/M	– Not meaningful
[1]	A rate of 0 % would still lead to a recoverable amount in excess of the carrying amount.

The recoverable amounts of all remaining primary CGUs, except for those in the NCOU, were substantially in excess of their respective carrying amounts.

However, a review of the Group’s strategy or certain political or global risks for the banking industry such as a return of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group’s CGUs and, thus, could result in an impairment of goodwill in the future.

Deutsche Bank	2 – Consolidated Financial Statements	393
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2014, and 2013, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intan- gible assets
	Unamortized			Amortized					Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Value of business acquired	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:

Balance as of January 1, 2013	878	440	1,318	1,519	848	686	938	3,991	2,261	7,570

Additions	0	0	0	24	0	0	41	65	663	728
Changes in the group of consolidated companies	0	0	0	(12)	0	0	11	(1)	0	(1)
Disposals	0	0	0	0	0	0	19	19	36	55
Reclassifications from (to) “held for sale”	0	0	0	(48)	0	0	(41)	(89)	(10)	(99)
Transfers	0	0	0	0	0	0	22	22	(68)	(46)
Exchange rate changes	(38)	1	(37)	(34)	(18)	(25)	(16)	(93)	(34)	(164)

Balance as of December 31, 2013	840	441	1,281	1,449	830	661	936	3,876	2,776	7,933
Additions	0	0	0	40	0	0	52	92	962	1,054
Changes in the group of consolidated companies	0	0	0	0	0	(14)	(2)	(16)	0	(16)
Disposals	0	0	0	9	0	0	12	21	99	120
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	(3)	0	(1)	17	13	(26)	(13)
Exchange rate changes	111	0	111	53	58	74	33	218	102	431

Balance as of December 31, 2014	951	441	1,392	1,530	888	720	1,024	4,162	3,715	9,269

Accumulated amortization and impairment:

Balance as of January 1, 2013	300	2	302	741	164	142	592	1,639	707	2,648

Amortization for the year	0	0	0	99	32	36	112	279	239	518	[1]
Changes in the group of consolidated companies	0	0	0	(12)	0	0	6	(6)	0	(6)
Disposals	0	0	0	0	0	0	13	13	34	47
Reclassifications from (to) “held for sale”	0	0	0	(39)	0	0	(32)	(71)	(6)	(77)
Impairment losses	0	0	0	72	0	7	4	83	43	126	[2]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	0	10	10	(21)	(11)
Exchange rate changes	(13)	0	(13)	(25)	(2)	(5)	(12)	(44)	(19)	(76)

Balance as of December 31, 2013	287	2	289	836	194	180	667	1,877	909	3,075
Amortization for the year	0	0	0	99	35	35	78	247	335	582	[3]
Changes in the group of consolidated companies	0	0	0	0	0	(6)	(2)	(8)	(1)	(9)
Disposals	0	0	0	8	0	0	12	20	97	117
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	117	29	146	48	194	[4]
Reversals of impairment losses	84	0	84	0	0	0	0	0	0	84	[5]
Transfers	0	0	0	1	0	0	2	3	(8)	(5)
Exchange rate changes	37	1	38	49	14	17	19	99	63	200

Balance as of December 31, 2014	240	3	243	977	243	343	781	2,344	1,249	3,836

Carrying amount:

As of December 31, 2013	553	439	992	613	636	481	269	1,999	1,867	4,858

As of December 31, 2014	711	438	1,149	553	645	377	243	1,818	2,466	5,433

[1]	The € 518 million were included in general and administrative expenses.
[2]

Of which € 79 million were included in impairment of intangible assets, consisting of impairments of customer-related intangible assets (€ 72 million) and beneficial contracts (€ 7 million). Furthermore, € 47 million of impairments related to purchased (€ 4 million) and self-developed software (€ 43 million) were recorded in general and administrative expenses.

[3]	The € 582 million were included in general and administrative expenses.
[4]

Of which € 146 million were included in impairment of intangible assets, consisting of impairments of contract-based intangible assets (€ 117 million) and trade names (€ 29 million). Furthermore, € 48 million of impairments related to self-developed software were recorded in general and administrative expenses.

[5]	€ 84 million were recorded as reversal of a prior year’s impairment and are included under impairment of intangible assets.

Deutsche Bank	2 – Consolidated Financial Statements	394
Financial Report 2014	Notes to the Consolidated Balance Sheet 25 – Goodwill and Other Intangible Assets

Amortizing Intangible Assets

In 2014, additions to internally generated intangible assets were € 962 million, which represent the capitalization of expenses incurred in conjunction with the Group’s activities related to the development of own-used software. Impairments of € 146 million recorded on purchased other intangible assets were largely attributable to Maher Terminals LLC (NCOU; thereof € 116 million on lease rights (‘contract-based’) and € 29 million on trade mark (‘software and others’)), following the continued negative outlook for container and business volumes (please refer to ‘Changes in Goodwill’ in this Note for additional information on the valuation result of Maher Terminals LLC). The impairment of self-developed software of € 48 million was largely a result of the reassessment of current platform software under the OpEx Program.

Changes in amortizing other intangible assets recognized during 2013 mainly included additions of € 663 million to internally generated intangible assets. Impairments of € 83 million recorded on purchased other intangible assets were largely attributable to the commercial banking activities in the Netherlands (GTB), which had seen similar charges already in 2012. The impairment on self-developed software of € 43 million was largely a result of the reassessment of current platform software under the OpEx Program.

In 2012, impairments recorded on customer-related intangible assets totaling € 86 million included € 73 million in connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands (GTB) and € 13 million related to the realignment of PBC’s Consumer Banking proposition. The impairment of self-developed software of € 95 million was mainly the result of changes in the planned deployment of an IT system in Deutsche AWM.

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

Retail investment management agreements: These assets, amounting to € 711 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Deutsche AWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.

Deutsche Bank	2 – Consolidated Financial Statements	395
Financial Report 2014	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

The recoverable amount of the asset of € 711 million was calculated as fair value less costs of disposal using the multi-period excess earnings method and the fair value measurement was categorized as level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast and the effective fee rate. The discount rates (cost of equity) applied in the calculation were 10.7 % in 2014 and 11.4 % in 2013. Therefore, in 2014, a reversal of impairment of € 84 million was recognized and recorded in impairment of intangible assets in the income statement, mainly due to a positive flows forecast on the back of a strengthening franchise, a favorable asset mix and a decrease in the discount rate. In 2013, neither an impairment nor write-up was recorded, as the valuation remained steady to prior year. In 2012, a loss of € 202 million was recognized in the income statement as impairment of intangible assets. The impairment loss was predominantly due to declines in the expected development of invested asset flows, considering historical growth trends and impacts from the strategic review of the business conducted in 2012 as well as the competitive environment.

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU Deutsche AWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognized in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 411 million. The Sal. Oppenheim trademark was recognized at € 27 million. Since both trademarks are expected to generate cash flows for an indefinite period of time, they are classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. The recoverable amounts were calculated as the fair value less costs of disposal of the trademarks based on the income approach using the relief-from-royalty method. Since acquisition, there have been no impairments.

26 –

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2014	Dec 31, 2013
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	0	574

Trading assets, Derivatives, Financial assets designated at fair value through P&L	0	525

Financial assets available for sale	0	2,917

Loans	0	2,032

Property and equipment	142	212

Other assets	38	411

Total assets classified as held for sale	180	6,670

Deposits, Central bank funds purchased and securities sold under resale agreements	0	4,425

Trading liabilities, Derivatives, Financial liabilities designated at fair value through P&L	0	439

Long-term debt	0	856

Other liabilities	0	544

Total liabilities classified as held for sale	0	6,264

As of December 31, 2014 and December 31, 2013, unrealized net gains of € 0 million and € 2 million, respectively, relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).

Deutsche Bank	2 – Consolidated Financial Statements	396
Financial Report 2014	Notes to the Consolidated Balance Sheet 26 – Non-Current Assets and Disposal Groups Held for Sale

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2014

As part of the OpEx program and in an effort to outsource parts of its wholesale information technology (IT) infrastructure services, the Group had reclassified mainly IT related fixed assets as a disposal group held for sale. The assets, which mainly comprise property and equipment, are initially included in the Infrastructure area, and are expected to be sold within one year. The reclassification of the disposal group to the held for sale category resulted in an impairment loss of € 11 million, which was recorded in other income.

In the first quarter 2014, the Group had classified a real estate foreclosure portfolio as held for sale within the Corporate Division NCOU. The portfolio has since been sold. Its classification as held for sale did not result in an impairment loss.

Also during 2014, the Group classified within CB&S several disposal groups consisting of foreclosures as held for sale. All assets are expected to be sold within one year. Their classification as held for sale did not result in an impairment loss. The respective assets have been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

Disposals in 2014

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	Sale of Nevada Property 1 LLC, a wholly owned subsidiary and owner of The Cosmopolitan of Las Vegas (“The Cosmopolitan”), a leading resort and casino, to Blackstone. Under the transaction, Blackstone acquired 100 % of The Cosmopolitan for a cash consideration of approximately € 1.4 billion (U.S.$ 1.73 billion).	An impairment loss of € 9 million recorded in the fourth quarter 2014.	Fourth quarter 2014

Deutsche Asset & Wealth Management	Sale of part of the Group’s Wealth Management business in the UK.	An impairment loss of € 9 million recorded in the first quarter 2014.	Third quarter 2014

Private & Business Clients	Office building previously held as property and equipment.	None.	Second quarter 2014

Non-Core Operations Unit	Sale of the Group’s subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International (“RHJI”), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value.	None.	First quarter 2014

Non-Core Operations Unit	Sale of office buildings previously held as investment property within other assets.	None.	First quarter 2014

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2013

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Non-Core Operations Unit	Disposal of the Group’s subsidiary BHF-BANK	An impairment loss of € 183 million recorded in the fourth quarter 2013.	Disposal in first quarter 2014

Non-Core Operations Unit/Private & Business Clients	Several office buildings held as either property and equipment or investment property.	An impairment loss of € 4 million (PBC) recorded in the fourth quarter 2013.	Disposals in 2014

Corporate Banking & Securities	Several disposal groups, consisting of foreclosure assets.	None.	Disposals in 2014

Deutsche Asset & Wealth Management	Part of the Group’s Wealth Management business in the UK	An impairment loss of € 5 million recorded in the fourth quarter 2013.	Disposal in the third quarter 2014

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Deutsche Bank	2 – Consolidated Financial Statements	397
Financial Report 2014	Notes to the Consolidated Balance Sheet 27 – Other Assets and Other Liabilities

Disposals in 2013

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	Building held as property and equipment.	None.	Fourth quarter 2013

Deutsche Asset & Wealth Management	Building held as property and equipment.	None.	Third quarter 2013

Global Transaction Banking	A wholly owned subsidiary, providing merchant acquiring services to multi-national clients.	None.	Second quarter 2013

Deutsche Asset & Wealth Management	Disposal group mainly consisting of real estate fund units.	None.	First quarter 2013

[1]	Impairment losses and reversals of impairment losses are included in Other income.

27 –

Other Assets and Other Liabilities

in € m.	Dec 31, 2014	Dec 31, 2013
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	65,096	40,938
Receivables from prime brokerage	10,785	9,140
Pending securities transactions past settlement date	4,741	2,697
Receivables from unsettled regular way trades	34,432	30,410
Total brokerage and securities related receivables	115,054	83,185

Accrued interest receivable	2,791	3,236

Assets held for sale	180	6,670

Other	19,955	19,448

Total other assets	137,980	112,539

in € m.	Dec 31, 2014	Dec 31, 2013
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	70,558	53,435
Payables from prime brokerage	33,985	30,266
Pending securities transactions past settlement date	3,473	2,289
Payables from unsettled regular way trades	35,195	33,001
Total brokerage and securities related payables	143,210	118,992

Accrued interest payable	2,953	3,673

Liabilities held for sale	0	6,264

Other	37,659	34,666

Total other liabilities	183,823	163,595

For further details on the assets and liabilities held for sale please refer to Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

Deutsche Bank	2 – Consolidated Financial Statements	398
Financial Report 2014	Notes to the Consolidated Balance Sheet 29 – Provisions

28 –

Deposits

in € m.	Dec 31, 2014	Dec 31, 2013
Noninterest-bearing demand deposits	160,733	149,471

Interest-bearing deposits
Demand deposits	137,966	140,813
Time deposits	124,347	127,787
Savings deposits	109,885	109,679

Total interest-bearing deposits	372,198	378,279

Total deposits	532,931	527,750

29 –

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational/ Litigation	Restructuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2013	963	2,604	165	341	822	4,895

Changes in the group of consolidated companies	0	3	0	0	2	5
New provisions	200	2,673	344	119	408	3,744
Amounts used	(119)	(2,717)	(275)	(101)	(299)	(3,511)
Unused amounts reversed	(11)	(401)	(22)	0	(152)	(586)
Effects from exchange rate fluctuations/ Unwind of discount	(19)	(38)	(6)	(14)	(10)	(87)
Transfers	(3)	(18)	1	0	(131)	(151)[2]
Other	0	0	0	0	0	0

Balance as of December 31, 2013	1,011	2,106	207	345	639	4,308
Changes in the group of consolidated companies	0	0	0	0	0	0
New provisions	211	2,049	154	411	609	3,434
Amounts used	(104)	(307)	(195)	(45)	(194)	(845)
Unused amounts reversed	(3)	(319)	(52)	(88)	(189)	(651)
Effects from exchange rate fluctuations/ Unwind of discount	35	103	6	46	14	204
Transfers	0	0	0	0	0	0
Other	0	0	0	0	0	0

Balance as of December 31, 2014	1,150	3,632	120	669	880	6,451

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

Deutsche Bank	2 – Consolidated Financial Statements	399
Financial Report 2014	Notes to the Consolidated Balance Sheet 29 – Provisions

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

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of this business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights and applicable statutes of limitations.

As of December 31, 2014, Deutsche Bank has approximately U.S.$ 4.8 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 813 million (€ 669 million) as of December 31, 2014. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables in 2014 of U.S.$ 359 million (€ 295 million) as of December 31, 2014. The net provisions against these demands following deduction of such receivables were U.S.$ 454 million (€ 374 million) as of December 31, 2014. No such indemnity receivables were recognized for prior years.

As of December 31, 2014, Deutsche Bank has completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S. $ 5.3 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 72.9 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount, which can be influenced by, among other things, court decisions on when the statute of limitations on breaches of representations and warranties accrues including in an appeal pending before the New York Court of Appeal with respect to a residential mortgage-backed security issued by Deutsche Bank. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, the provision for the United Kingdom bank levy and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank (see Note 38 “Related Party Transactions”).

Deutsche Bank	2 – Consolidated Financial Statements	400
Financial Report 2014	Notes to the Consolidated Balance Sheet 29 – Provisions

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

In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For the Bank’s significant matters where an estimate can be made, the Group currently estimates that, as of December 31, 2014, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.0 billion (December 31, 2013: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

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

Deutsche Bank	2 – Consolidated Financial Statements	401
Financial Report 2014	Notes to the Consolidated Balance Sheet 29 – Provisions

Current Individual Proceedings

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts.

Antitrust Litigation regarding Credit Default Swaps. A multi-district civil class action is currently pending in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs’ remaining claims is ongoing.

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank’s bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank has been in discussions with the SEC staff regarding the resolution of its investigation in this matter. There can be no assurance that such a resolution will be achieved.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Project GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts decided in favor and some against Sal. Oppenheim. Appeals are pending.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading, and various other aspects, of the foreign exchange market. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank has also been named as a defendant in three putative class actions – two involving non-U.S. plaintiffs and one involving U.S. plaintiffs – brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign ex-

Deutsche Bank	2 – Consolidated Financial Statements	402
Financial Report 2014	Notes to the Consolidated Balance Sheet
	29 – Provisions

change rates. On January 28, 2015, the federal judge overseeing the class actions granted the motion to dismiss with prejudice in the two actions involving non-U.S. plaintiffs while denying the motion to dismiss in the action involving U.S. plaintiffs.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank’s alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests. Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. Deutsche Bank nonetheless remains exposed to civil litigation and further regulatory action relating to these benchmarks.

Deutsche Bank has been informed by certain of the authorities investigating these matters that proceedings against Deutsche Bank will be recommended with respect to some aspects of the matters under investigation, and Deutsche Bank is engaged in discussions with those authorities about potential resolution of those investigations.

In the period from mid-2012 to autumn 2014, five financial institutions entered into settlements with the U.K. Financial Conduct Authority (formerly the Financial Services Authority), U.S. Commodity Futures Trading Commission, U.S. Department of Justice (DOJ), and other regulators. While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, three financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. dollar LIBOR. With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. dollar LIBOR MDL). In March 2013, the court dismissed the federal and state antitrust claims, claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO) and certain state law claims that had been asserted in six amended complaints. Plaintiffs representing a putative class of bondholders are currently pursuing an appeal from the dismissal of their sole claim (a federal antitrust claim) from the U.S. dollar LIBOR MDL to the United States Court of Appeals for the Second Circuit, following a decision by the United States Supreme Court permitting them to pursue an appeal at this time. The District Court has also granted applications made by other plaintiffs in the U.S. dollar LIBOR MDL whose federal antitrust claims were dismissed by the District Court, or whose cases were stayed by the District Court pending the outcome of the

Deutsche Bank	2 – Consolidated Financial Statements	403
Financial Report 2014	Notes to the Consolidated Balance Sheet
	29 – Provisions

bondholder plaintiffs’ appeal to the Supreme Court, to pursue immediate appeals to the Second Circuit on their federal antitrust claims. (The Second Circuit has denied a request by a separate group of plaintiffs to reinstate their appeal, which was initially dismissed by the Second Circuit as untimely in 2013. That group of plaintiffs has now filed a new notice of appeal.) Additional complaints relating to the alleged manipulation of U.S. dollar LIBOR have been filed in, removed to, or transferred to the SDNY and are being coordinated as part of the U.S. dollar LIBOR MDL. The court issued a decision in June 2014 permitting plaintiffs to proceed with certain claims under the Commodity Exchange Act (CEA), as well as certain state law contract and unjust enrichment claims. Various plaintiffs proceeding in their individual capacities (i.e., non-class actions) have filed amended complaints, and the parties have briefed motions to dismiss. Plaintiffs representing putative classes of homeowners and lenders have also filed amended complaints, and the parties are briefing motions to dismiss. The Bank has also filed motions to dismiss complaints for lack of personal jurisdiction filed by putative classes of plaintiffs who allegedly transacted in over-the-counter financial instruments referencing U.S. dollar LIBOR and plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR. An additional action concerning U.S. dollar LIBOR is independently pending in the SDNY and is subject to pending motions to dismiss. Finally, the Bank has also been named as a defendant in a civil action pending in the Central District of California concerning U.S. dollar LIBOR. The court has granted the Bank’s motion to dismiss for lack of personal jurisdiction and has dismissed the claims asserted against the other defendants in the case as well. The plaintiff has filed a notice of appeal seeking review by the United States Court of Appeals for the Ninth Circuit.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the SDNY court granted defendants’ motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants’ motions as to certain claims asserted under the CEA. Motions to dismiss the case for lack of personal jurisdiction filed by Deutsche Bank and certain other foreign defendants are pending and discovery is stayed through April 7, 2015. Deutsche Bank is also a defendant in a putative class action concerning the alleged manipulation of EURIBOR. The court granted a motion to stay discovery through May 12, 2015. Defendants’ time to respond to that complaint has been stayed pending amendments to the complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the CEA, federal and state antitrust laws, RICO, and other federal and state laws.

Kirch. The public prosecutor’s office in Munich has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board members Juergen Fitschen and Dr. Stephan Leithner. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The investigation involving current Management Board member Juergen Fitschen and several former Management Board members has been concluded. At the beginning of August 2014, an indictment was filed with the District Court of Munich against Mr. Fitschen and such former Management Board members. The public prosecutor has applied for the court to order Deutsche Bank’s secondary participation in the proceedings in regard to a potential regulatory offence pursuant to Section 30 of the German Regulatory Offences Act. The indictment was served to the former Management Board members, Mr. Fitschen and Deutsche Bank AG in September 2014. On March 2, 2015, the District Court of Munich admitted the indictment and opened the trial against all accused. The court also ordered the secondary participation of Deutsche Bank AG.

The investigation involving current Management Board member Dr. Stephan Leithner is ongoing.

Deutsche Bank	2 – Consolidated Financial Statements	404
Financial Report 2014	Notes to the Consolidated Balance Sheet
	29 – Provisions

The allegations of the public prosecutors are that the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The investigation of Dr. Leithner and the indictment of Mr. Fitschen are based on the allegation that (unlike the other current Management Board members of the Bank) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding former Management Board members is based on the allegation that such former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees may be delivered during 2015. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of approximately € 250 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with verdicts in some actions possible during 2015.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. Deutsche Bank is one of thirteen financial institutions named as defendants. The complaint alleges damages of $1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 16, 2014, after the Attor-

Deutsche Bank	2 – Consolidated Financial Statements	405
Financial Report 2014	Notes to the Consolidated Balance Sheet
	29 – Provisions

ney General for Virginia decided to intervene in the action. The case is in the early stages, and Deutsche Bank is contesting VRS’s assertion that the Virginia state court can exercise personal jurisdiction over it.

Deutsche Bank has been named as defendant in numerous other civil litigations in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of $ 340 million. Deutsche Bank’s portion of the settlement is not material to it.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. On February 4, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. Discovery in the action, which had been stayed while the plaintiffs’ motion had been pending, will now resume.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in a putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Aozora Bank, Ltd., Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Knights of Columbus, Mass Mutual Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System and The Charles Schwab Corporation.

On November 17, 2014, pursuant to confidential settlement agreements executed on November 6, 2014, Assured Guaranty Municipal Corporation dismissed with prejudice the action it had filed against Deutsche Bank and Deutsche Bank dismissed with prejudice the third-party claims it had filed in that action against Greenpoint Mortgage Funding, Inc. The net financial impact of the settlements was not material to Deutsche Bank.

On December 15, 2014, pursuant to a confidential settlement agreement executed on December 9, 2014, Landesbank Baden-Württemberg dismissed with prejudice the action it had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

On December 18, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these offerings was pursuant to a

Deutsche Bank	2 – Consolidated Financial Statements	406
Financial Report 2014	Notes to the Consolidated Balance Sheet
	29 – Provisions

confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide.

On January 14, 2015, the court granted Deutsche Bank’s motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO Ltd. On February 17, 2015, Aozora Bank, Ltd. filed a motion to reargue, or, in the alternative, to file an amended complaint. Deutsche Bank has opposed the motion. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank relating to a collateralized debt obligation identified as Brooklyn Structured Finance CDO, Ltd., in which a motion to dismiss currently is pending before the court.

Pursuant to a confidential settlement agreement dated January 15, 2015, John Hancock Life Insurance Company (U.S.A.) and affiliates agreed to dismiss with prejudice the action they had filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank dated January 14, 2015, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings.

On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. The case is in discovery.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed investments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. Pursuant to the agreement with Monarch, Monarch requested that HSBC conduct a vote of certificateholders for each of the trusts with respect to the approval or rejection of the proposed settlements. HSBC has notified the relevant certificateholders of the proposed settlement agreements and that it is currently undertaking a review of the proposed agreements and intends to issue future notices to certificateholders regarding the proposed agreements shortly. In the event one or more of the settlements are completed, a substantial portion of the settlement funds paid by Deutsche Bank would be reimbursed by a non-party to the litigation. The net economic impact of the settlements is not material to Deutsche Bank.

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

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been sued by investors in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged

Deutsche Bank	2 – Consolidated Financial Statements	407
Financial Report 2014	Notes to the Consolidated Balance Sheet
	29 – Provisions

violations of the Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs have since dismissed their state court complaint and refiled an amended complaint in the U.S. District Court for the Southern District of New York. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. DBNTC has moved to dismiss the complaint. On November 7, 2014, the National Credit Union Administration Board, as an investor in 121 RMBS trusts, filed a lawsuit in the U.S. District Court for the Southern District of New York against DBNTC as trustee of those trusts, alleging violations of the TIA and the New York Streit Act for DBNTC’s alleged failure to perform certain purported statutory and contractual duties. On December 23, 2014, certain CDOs that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, and negligent misrepresentation, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts.

Precious Metals Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement authorities who are investigating trading, and various other aspects of, precious metals. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank has been conducting its own internal review of precious metals trading and other aspects of its precious metals business. Deutsche Bank is also named as a defendant in several putative class action complaints pending in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and the U.S. Commodity Exchange Act related to the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with the investigating agencies.

Deutsche Bank	2 – Consolidated Financial Statements	408
Financial Report 2014	Notes to the Consolidated Balance Sheet 30 – Credit related Commitments and Contingent Liabilities

30 –

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

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

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2014	Dec 31, 2013
Irrevocable lending commitments	154,446	137,202[1]

Contingent liabilities	62,087	65,630

Total	216,533	202,832

[1]	In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short-/medium-term Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.

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

Deutsche Bank	2 – Consolidated Financial Statements	409
Financial Report 2014	Notes to the Consolidated Balance Sheet 32 – Long-Term Debt and Trust Preferred Securities

31 –

Other Short-Term Borrowings

in € m.	Dec 31, 2014	Dec 31, 2013
Other short-term borrowings:

Commercial paper	14,787	20,852

Other	28,144	38,915

Total other short-term borrowings	42,931	59,767

32 –

Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2015	Due in 2016	Due in 2017	Due in 2018	Due in 2019	Due after 2019	Total Dec 31, 2014	Total Dec 31, 2013
Senior debt:

Bonds and notes:
Fixed rate	15,155	11,887	15,733	6,288	9,344	26,389	84,795	76,953
Floating rate	7,174	6,337	5,131	3,129	6,514	6,365	34,651	26,503

Subordinated debt:

Bonds and notes:
Fixed rate	705	500	1	70	28	1,385	2,689	3,022
Floating rate	1,039	0	0	50	20	1,248	2,358	4,557

Other	1,666	5,495	1,615	2,110	1,224	8,234	20,344	22,047

Total long-term debt	25,739	24,219	22,480	11,647	17,130	43,622	144,837	133,082

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2014 and 2013. Trust Preferred Securities1

in € m.	Dec 31, 2014	Dec 31, 2013
Fixed rate	8,662	8,613

Floating rate	1,912	3,313

Total trust preferred securities	10,573	11,926

[1]	Perpetual instruments, redeemable at specific future dates at the Group’s option.

Deutsche Bank	2 – Consolidated Financial Statements	410
Financial Report 2014	Notes to the Consolidated Balance Sheet 33 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

33 –

Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2014
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	160,733	0	0	0	0

Interest bearing deposits	138,030	160,290	51,183	13,855	12,503

Trading liabilities[1]	41,843	0	0	0	0

Negative market values from derivative financial instruments[1]	610,202	0	0	0	0

Financial liabilities designated at fair value through profit or loss	29,752	12,543	4,292	3,947	6,696

Investment contract liabilities[2]	0	91	847	1,586	5,999

Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	282	636	1,543	2,602

Central bank funds purchased	986	0	0	0	0

Securities sold under repurchase agreements	3,696	4,964	2,007	0	0

Securities loaned	1,961	26	0	0	363

Other short-term borrowings	26,633	8,035	8,832	0	0

Long-term debt	543	6,597	21,983	83,529	51,855

Trust preferred securities	0	4,183	1,396	6,440	251

Other financial liabilities	155,066	4,011	477	372	23

Off-balance sheet loan commitments	139,342	0	0	0	0

Financial guarantees	22,344	0	0	0	0

Total[4]	1,331,132	201,023	91,653	111,271	80,292

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

	Dec 31, 2013
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	149,471	0	0	0	0

Interest bearing deposits	140,882	184,274	31,136	14,172	12,282

Trading liabilities[1]	55,804	0	0	0	0

Negative market values from derivative financial instruments[1]	483,428	0	0	0	0

Financial liabilities designated at fair value through profit or loss[2]	50,477	54,198	4,247	6,389	6,240

Investment contract liabilities[3]	0	76	793	1,328	5,871

Negative market values from derivative financial instruments qualifying for hedge accounting[4]	0	20	35	238	323

Central bank funds purchased	2,056	0	400	0	0

Securities sold under repurchase agreements	6,485	4,630	645	0	0

Securities loaned	2,081	39	0	0	207

Other short-term borrowings	36,694	16,211	6,874	0	0

Long-term debt	840	16,663	16,713	67,325	50,105

Trust preferred securities	0	4,595	1,176	7,860	237

Other financial liabilities	131,998	3,946	669	722	107

Off-balance sheet loan commitments[5]	114,617	0	0	0	0

Financial guarantees	20,605	0	0	0	0

Total[6]	1,195,438	284,650	62,688	98,034	75,373

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

[2]	In 2014, comparatives have been restated by € 1.4 billion, as the book values were erroneously utilised instead of the required notional amounts.
[3]

These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 41 “Insurance and Investment Contracts” for more detail on these contracts.

[4]	Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
[5]	In 2014, comparatives have been restated by € 10.5 billion to include Fronting Commitments erroneously not included in prior disclosure.
[6]

The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Deutsche Bank	2 – Consolidated Financial Statements	411
Financial Report 2014	Additional Notes
	34 – Common Shares

Additional Notes

34 –

Common Shares

Common Shares

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2013	929,499,640	(315,742)	929,183,898

Shares issued under share-based compensation plans	0	0	0
Capital increase	90,000,000	0	90,000,000
Shares purchased for treasury	0	(396,958,039)	(396,958,039)
Shares sold or distributed from treasury	0	397,101,877	397,101,877

Common shares, December 31, 2013	1,019,499,640	(171,904)	1,019,327,736
Shares issued under share-based compensation plans	0	0	0
Capital increase	359,773,491	0	359,773,491
Shares purchased for treasury	0	(310,846,161)	(310,846,161)
Shares sold or distributed from treasury	0	310,757,883	310,757,883

Common shares, December 31, 2014	1,379,273,131	(260,182)	1,379,012,949

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

On June 5, 2014, Deutsche Bank AG issued 59.9 million new common shares at € 29.20 per share, resulting in total proceeds of € 1.7 billion. The shares were issued with full dividend rights for the year 2014 from authorized capital and without pre-emptive rights. The shares were placed with Paramount Services Holdings Ltd.

On June 25, 2014, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 299.8 million new common shares were issued, resulting in total proceeds of € 6.8 billion. The shares were issued with full dividend rights for the year 2014. 99.1 % of the subscription rights were exercised and thus 297.1 million new shares were issued at the subscription price of € 22.50 per share. The remaining 2.8 million new shares were sold in the market at an average price of € 26.58 per share.

The transaction costs related to these capital increases that were directly recorded in equity amounted to € 0.1 billion after tax.

Deutsche Bank	2 – Consolidated Financial Statements	412
Financial Report 2014	Additional Notes
	34 – Common Shares

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2014, Deutsche Bank AG had authorized but unissued capital of € 256,579,863 which may be issued in whole or in part until April 30, 2019. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date

€ 579,863	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2018

€ 256,000,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2019

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

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2017

€ 256,000,000	April 30, 2019

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2014, 2013 and 2012, respectively.

	2014 (proposed)	2013	2012
Cash dividends declared (in € m.)[1]	1,034	765	764

Cash dividends declared per common share (in €)	0.75	0.75	0.75

[1]	Cash dividend for 2014 is based on the number of shares issued as of December 31, 2014.

No dividends have been declared since the balance sheet date.

Additional Equity Components

In 2014, Deutsche Bank AG placed two tranches of Additional Tier 1 Notes (the “AT1 Notes” or “Notes”) amounting to € 4.7 billion.

On May 20, 2014, Deutsche Bank AG placed Additional Tier 1 Notes, amounting to € 3.5 billion. Warrants to subscribe a total of 30,250 shares, which had originally been attached to the Notes, were already detached by an initial subscriber.

Deutsche Bank	2 – Consolidated Financial Statements	413
Financial Report 2014	Additional Notes
	35 – Employee Benefits

Additional Tier 1 Notes were also placed on November 19, 2014, amounting to USD 1.5 billion (€ 1.2 billion equivalent). The Notes bear a fixed coupon of 7.50%, payable annually, until April 30, 2025, the first date at which the Bank can call the Notes.

The AT1 Notes constitute unsecured and subordinated notes of Deutsche Bank. The Notes bear interest on their nominal amount from the issue date to the first call date at a fixed annual rate. Thereafter the interest rate will be reset at five year intervals. The Notes contain features that may require Deutsche Bank and will permit Deutsche Bank in its sole and absolute discretion at all times and for any reason to cancel any payment of interest. If cancelled, interest payments are non-cumulative and will not increase to compensate for any shortfall in interest payments in any previous year. The Notes do not have a maturity date. They are redeemable by Deutsche Bank at its discretion on the respective first call date and at five year intervals thereafter or in other limited circumstances. In each case, the Notes are subject to limitations and conditions as described in the terms and conditions for example, the Notes can be redeemed by Deutsche Bank at its discretion, in whole but not in part, for certain regulatory or taxation reasons. Any redemption is subject to the prior consent of the competent supervisory authority. The redemption amount and the nominal amount of the Notes may be written down upon the occurrence of a trigger event. A trigger event occurs if the Common Equity Tier 1 capital ratio, determined on a consolidated basis falls below 5.125%. The Notes may also be written up, following a trigger event, subject to meeting certain conditions.

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

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

Deutsche Bank	2 – Consolidated Financial Statements	414
Financial Report 2014	Additional Notes
	35 – Employee Benefits

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsch Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2014/ 2013	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual retention

		Or cliff vesting after 54 months[1]	Yes[2]	Members of Management Board or of Senior Management Group

	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

2012/ 2011	Annual Award	1/3: 12 months[4] 1/3: 24 months[4] 1/3: 36 months[4]	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

2010	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention

		Or cliff vesting after 54 months	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

2009	Annual Award	50%: 24 months 25%: 36 months 25%: 48 months	No	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

[1]	For members of the Management Board or of the Senior Management Group and all other regulated employees a further retention period of six months applies.
[2]	Early retirement provisions do not apply to members of the Management Board.
[3]	For members of the Management Board share delivery after a retention period of three years. For all other regulated employees share delivery after a retention period of six months.
[4]	For members of the Management Board a different schedule applies. For all other regulated employees share delivery after a further retention period of six months.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan (“GSPP”). The GSPP offers all active employees at participating Deutsche Bank entities the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the bank matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, over 20,000 staff from 30 countries enrolled in the sixth cycle that began in November 2014.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Activity for Share Plans

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2012	62,499	€ 35.25

Granted	26,250	€ 34.89
Issued	(35,555)	€ 37.37
Forfeited	(1,903)	€ 34.95

Balance as of December 31, 2013	51,291	€ 33.61

Granted	31,298	€ 31.01
Issued	(28,982)	€ 34.47
Forfeited	(1,158)	€ 32.81

Balance as of December 31, 2014	52,449	€ 31.60

The table also includes the grants under the cash plan variant of the DB Equity Plan.

Deutsche Bank	2 – Consolidated Financial Statements	415
Financial Report 2014	Additional Notes
	35 – Employee Benefits

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 21 million, € 32 million and € 44 million for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014, the grant volume of outstanding share awards was approximately € 1.7 billion. Thereof, € 1.1 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.6 billion as of December 31, 2014.

In addition to the amounts shown in the table above, approximately 8.3 million shares were issued to plan participants in February 2015, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.3 million units under the cash plan variant of this DB Equity Plan).

Furthermore, in February 2015 the Group granted awards of approximately 30.2 million units, with a grant value of € 27.11 per unit under the DB Equity Plan. Approximately 0.6 million units of these grants were made under the cash plan variant of the DB Equity Plan.

Taking into account the units issued and granted in February 2015 the balance of outstanding share awards as of month-end February 2015 is approximately 74.3 million units.

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

The Group’s defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to some extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group’s obligations.

	Dec 31, 2014

in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	4,611	813	405	780	6,609
Participants in deferred status	1,983	2,266	478	195	4,922
Participants in payment status	4,669	1,216	492	285	6,662

Total defined benefit obligation	11,263	4,295	1,375	1,260	18,193

Fair value of plan assets	10,634	5,095	1,072	1,109	17,910

Funding ratio (in %)	94	119	78	88	98

					Dec 31, 2013

in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,670	659	359	671	5,359
Participants in deferred status	1,577	1,894	399	122	3,992
Participants in payment status	4,240	1,035	378	229	5,882

Total defined benefit obligation	9,487	3,588	1,136	1,022	15,233

Fair value of plan assets	9,142	4,099	856	921	15,018

Funding ratio (in %)	96	114	75	90	99

Deutsche Bank	2 – Consolidated Financial Statements	416
Financial Report 2014	Additional Notes
	35 – Employee Benefits

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

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 197 million and € 151 million at December 31, 2014 and December 31, 2013, respectively. In combination with the benefit structure, these plans represent limited risk for the Group.

The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service, and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2014	379	79	75	72	605
Benefits expected to be paid 2015	375	74	66	69	584
Benefits expected to be paid 2016	386	78	68	56	588
Benefits expected to be paid 2017	403	87	70	57	617
Benefits expected to be paid 2018	423	93	69	57	642
Benefits expected to be paid 2019	440	102	74	56	672
Benefits expected to be paid 2020 - 2024	2,471	654	368	288	3,781
Weighted average duration of defined benefit obligation (in years)	15	21	13	17	16

Deutsche Bank	2 – Consolidated Financial Statements	417
Financial Report 2014	Additional Notes
	35 – Employee Benefits

Multi-employer Plans

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation. BVV is a multi-employer defined benefit plan, however the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. According to the BVV’s most recent disclosures, there is no current deficit in the plan that may affect the amount of future Group contributions. Furthermore, any plan surplus emerging in the future will be distributed to the plan members, hence it cannot reduce future Group contributions.

The Group’s expenses for defined contribution plans also include annual contributions by Deutsche Postbank AG to the pension fund for postal civil servants in Germany. Responsibility for the liability for these benefits lies with the German government.

Governance and Risk

The Group maintains a Pensions Risk Committee to oversee its pension and related risks on a global basis. This Committee meets quarterly, reports directly to the Senior Executive Compensation Committee and is supported by the Pensions Operating Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the Group related to market developments (i.e., interest rate, credit spread, price inflation, etc.), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (i.e., longevity, etc.). In addition, the Group estimates and provides for uncertain income tax positions which may have an impact on the Group’s plan assets. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different. Especially during and after acquisitions or changes in the external environment (i.e., legislation, taxation, etc.), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

In the Group’s key pension countries, the Group’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, price inflation and longevity, although these have been partially mitigated through the investment strategy adopted.

Overall, the Group currently seeks to minimize the impact of pensions on the Group’s IFRS financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits. The Group measures its pension risk exposures on a regular basis using specific metrics and stress scenarios developed by the Group for this purpose.

Deutsche Bank	2 – Consolidated Financial Statements	418
Financial Report 2014	Additional Notes
	35 – Employee Benefits

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

For most of the externally funded defined benefit plans there are minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group’s funding policy. There are some locations, e.g. the United Kingdom, where the trustees and the Bank jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the nearly fully funded position and the investment strategy adopted in the Group’s key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. For example, in the United Kingdom and the United States, the main plan funding contributions in these countries are expected to be broadly nil in 2015. In Germany, no minimum funding requirements typically apply, however the Group will consider reimbursements for benefits paid from the Group’s assets cash contributions into the external pension trusts during the year, with reference to the Group’s funding policy.

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

	Dec 31, 2014				Dec 31, 2013
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	2.0	3.7	3.9	2.3	3.6	4.5	4.8	3.4
Rate of price inflation (in %)	1.5	3.4	2.2	2.0	1.9	3.7	2.3	2.2
Rate of nominal increase in future compensation levels (in %)	2.0	4.4	2.2	2.6	2.8	4.7	2.3	3.1
Rate of nominal increase for pensions in payment (in %)	1.4	3.2	2.2	1.2	1.9	3.5	2.3	1.4
Assumed life expectancy at age 65
For a male aged 65 at measurement date	18.9	23.7	21.7	21.5	18.7	23.6	19.1	21.0
For a female aged 65 at measurement date	22.9	25.3	23.9	24.1	22.8	25.2	20.9	23.3
For a male aged 45 at measurement date	21.5	25.4	23.4	23.2	21.4	25.3	20.5	22.6
For a female aged 45 at measurement date	25.5	27.1	25.6	25.7	25.3	27.0	21.7	24.7
Mortality tables applied	Richttafeln Heubeck 2005G	SAPS Light with CMI 2013 projections	RP2014 Aggregate	Country specific tables	Richttafeln Heubeck 2005G	SAPS Light with CMI 2013 projections	RP2000 Combined Healthy	Country specific tables

[1]	Cash balance interest crediting rate in line with the 30-year US government bond yield.

Deutsche Bank	2 – Consolidated Financial Statements	419
Financial Report 2014	Additional Notes
	35 – Employee Benefits

For the Group’s most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index providers and rating agencies – reflecting the actual timing, amount and currency of the future expected benefit payments for the respective plan. For longer durations where limited bond information is available, reasonable yield curve extrapolation methods are applied using respective actual swap rates and credit spread assumptions. Consistent discount rates are used across all plans in each currency zone, based on the assumption applicable for the Group’s largest plan(s) in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate at each measurement date with a duration broadly consistent with the respective plan’s obligations.

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

Deutsche Bank	2 – Consolidated Financial Statements	420
Financial Report 2014	Additional Notes
	35 – Employee Benefits

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

	2014
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:

Balance, beginning of year	9,487	3,588	1,136	1,022	15,233

Defined benefit cost recognized in Profit & Loss
Current service cost	163	28	21	53	265
Interest cost	330	166	55	35	586
Past service cost and gain or loss arising from settlements	13	1	0	17	31
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	1,883	405	35	184	2,507
Actuarial gain or loss arising from changes in demographic assumptions	0	0	50	(1)	49
Actuarial gain or loss arising from experience	26	(22)	(5)	6	5
Cash flow and other changes
Contributions by plan participants	4	0	0	13	17
Benefits paid	(379)	(79)	(75)	(72)	(605)
Payments in respect to settlements	0	0	0	(10)	(10)
Acquisitions/Divestitures [1]	(265)	(57)	0	(15)	(337)
Exchange rate changes	0	265	158	25	448
Other [2]	1	0	0	3	4

Balance, end of year	11,263	4,295	1,375	1,260	18,193

thereof:
Unfunded	0	15	197	122	334
Funded	11,263	4,280	1,178	1,138	17,859

Change in fair value of plan assets:

Balance, beginning of year	9,142	4,099	856	921	15,018

Defined benefit cost recognized in Profit & Loss
Interest income	322	189	41	32	584
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	1,334	621	44	126	2,125
Cash flow and other changes
Contributions by plan participants	4	0	0	13	17
Contributions by the employer	449	3	76	46	574
Benefits paid [3]	(378)	(78)	(65)	(39)	(560)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures [1]	(238)	(43)	0	(14)	(295)
Exchange rate changes	0	307	122	24	453
Plan administration costs	(1)	(3)	(2)	0	(6)

Balance, end of year	10,634	5,095	1,072	1,109	17,910

Funded status, end of year	(629)	800	(303)	(151)	(283)

Change in irrecoverable surplus (asset ceiling)

Balance, beginning of year	0	0	0	(29)	(29)

Interest cost	0	0	0	(1)	(1)
Changes in irrecoverable surplus	0	0	0	30	30
Exchange rate changes	0	0	0	0	0

Balance, end of year	0	0	0	0	0

Net asset (liability) recognized	(629)	800	(303)	(151)	(283)[4]

[1]	BHF Bank, Tilney
[2]	Includes opening balances of first time application of smaller plans.
[3]	For funded plans only.
[4]	Thereof recognized € 952 million in Other assets and € 1,235 million in Other liabilities.

Deutsche Bank	2 – Consolidated Financial Statements	421
Financial Report 2014	Additional Notes 35 – Employee Benefits

	2013
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:

Balance, beginning of year	9,263	3,299	1,281	1,129	14,972

Defined benefit cost recognized in Profit & Loss
Current service cost	163	28	24	70	285
Interest cost	340	145	48	33	566
Past service cost and gain or loss arising from settlements	19	2	(3)	(42)	(24)
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(4)	278	(71)	(12)	191
Actuarial gain or loss arising from changes in demographic assumptions	(1)	(34)	1	(2)	(36)
Actuarial gain or loss arising from experience	(12)	3	14	(10)	(5)
Cash flow and other changes
Contributions by plan participants	5	0	0	14	19
Benefits paid	(375)	(70)	(107)	(102)	(654)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures [1]	90	0	0	0	90
Exchange rate changes	0	(63)	(51)	(40)	(154)
Other [2]	(1)	0	0	(16)	(17)

Balance, end of year	9,487	3,588	1,136	1,022	15,233

thereof:
Unfunded	7	14	154	137	312
Funded	9,480	3,574	982	885	14,921

Change in fair value of plan assets:

Balance, beginning of year	7,741	3,980	949	932	13,602

Defined benefit cost recognized in Profit & Loss
Interest income	316	175	35	30	556
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(601)	98	(46)	(8)	(557)
Cash flow and other changes
Contributions by plan participants	5	0	0	14	19
Contributions by the employer	1,960	3	53	53	2,069
Benefits paid [3]	(352)	(69)	(95)	(79)	(595)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures [1]	73	0	0	0	73
Exchange rate changes	0	(81)	(38)	(19)	(138)
Plan administration costs	0	(7)	(2)	(2)	(11)

Balance, end of year	9,142	4,099	856	921	15,018

Funded status, end of year	(345)	511	(280)	(101)	(215)

Change in irrecoverable surplus (asset ceiling)

Balance, beginning of year	0	0	0	0	0

Changes in irrecoverable surplus	0	0	0	(29)	(29)

Balance, end of year	0	0	0	(29)	(29)

Net asset (liability) recognized	(345)	511	(280)	(130)	(244)[4]

[1]	DB Investment Services.
[2]	Reclassification from post-employment benefit plans into other long-term employee benefit plans.
[3]	For funded plans only.
[4]	Thereof recognized € 628 million in Other assets and € 840 million in Other liabilities. In addition € 25 million and € 57 million are recognized in Assets and Liabilities held for sale, respectively.

There are no reimbursement rights for the Group.

Deutsche Bank	2 – Consolidated Financial Statements	422
Financial Report 2014	Additional Notes
	35 – Employee Benefits

In Switzerland, a plan merger resulted in a partial liquidation of the plan, resulting in enhancements to accrued benefits for terminating and transferring employees. These resulted in past service costs of € 12 million in 2014. The plan merger, together with unfavorable movements in liabilities relative to assets over the year, resulted in the plan now being in a small deficit position at year end 2014. This has allowed the asset ceiling of € 29 million at the end of 2013 to be removed at year end 2014.

In terms of post-employment benefit plan assets, in addition to regular contributions the Group made to the external pension trusts in 2014, combined ad hoc contributions of around € 100 million were made in the U.S. and Germany to top up the funding position of selected plans; In 2013, contributions of around € 1.45 billion were made to fund the majority of Postbank’s previously underfunded defined benefit obligations in Germany.

Investment Strategy

The Group’s primary investment objective is to immunize the Group to large swings in the IFRS funded status of its defined benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group’s costs of providing the benefits to employees in the long term.

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

Where the desired hedging level for these risks cannot be achieved with physical instruments (i.e. corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate and inflation swaps. Other instruments are also used, such as credit default swaps and interest rate futures. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further asset categories to create long-term return enhancement and diversification benefits such as equity, real estate, high yield bonds or emerging markets bonds.

Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group’s funded defined benefit plans to key asset classes, i.e. exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

Asset amounts in the following table include both “quoted” (i.e. Level 1 assets in accordance with IFRS 13 – amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and “other” (i.e. Level 2 and 3 assets in accordance with IFRS 13) assets.

Deutsche Bank	2 – Consolidated Financial Statements	423
Financial Report 2014	Additional Notes
	35 – Employee Benefits

	Dec 31, 2014					Dec 31, 2013
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	1,056	102	25	68	1,251	976	134	40	59	1,209

Equity instruments[1]	134	560	108	208	1,010	138	486	84	259	967

Investment-grade bonds[2]
Government	3,517	1,502	400	255	5,674	3,043	1,201	312	227	4,783
Non-government bonds	5,731	2,035	447	358	8,571	5,118	1,513	333	247	7,211

Non-investment-grade bonds
Government	54	0	0	14	68	103	0	0	1	104
Non-government bonds	215	109	12	30	366	135	45	4	22	206

Structured products	14	389	42	29	474	20	531	40	22	613

Insurance	0	0	0	17	17	0	0	0	41	41

Alternatives
Real estate	114	117	0	35	266	59	95	0	30	184
Commodities	25	0	0	2	27	25	0	0	2	27
Private equity	51	0	0	0	51	50	1	0	0	51
Other	56	0	0	33	89	40	0	0	3	43

Derivatives (Market Value)
Interest rate	482	409	38	73	1,002	(267)	62	43	7	(155)
Credit	(27)	(1)	0	(1)	(29)	36	0	0	0	36
Inflation	(763)	(214)	0	(12)	(989)	(349)	29	0	0	(320)
Foreign exchange	(51)	40	0	(1)	(12)	18	2	0	1	21
Other	26	47	0	1	74	(3)	0	0	0	(3)

Total fair value of plan assets	10,634	5,095	1,072	1,109	17,910	9,142	4,099	856	921	15,018

[1]

Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index.

[2]	Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A.

The following table sets out the Group’s funded defined benefit plan assets only invested in “quoted” assets, i.e. Level 1 assets in accordance with IFRS 13.

	Dec 31, 2014					Dec 31, 2013
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	1,056	100	14	50	1,220	976	132	35	59	1,202

Equity instruments	131	560	108	206	1,005	99	486	84	259	928

Investment-grade bonds
Government	2,255	1,502	0	182	3,939	2,205	1,201	0	219	3,625
Non-government bonds	26	1,887	0	84	1,997	0	0	0	0	0

Non-investment-grade bonds
Government	0	0	0	14	14	0	0	0	0	0
Non-government bonds	78	97	0	3	178	0	0	0	0	0

Structured products	0	368	0	29	397	0	0	0	0	0

Insurance	0	0	0	0	0	0	0	0	0	0

Alternatives
Real estate	9	68	0	0	77	0	0	0	0	0
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0

Derivatives (Market Value)
Interest rate	0	0	0	13	13	0	0	0	0	0
Credit	(27)	(1)	0	0	(28)	0	0	0	0	0
Inflation	0	0	0	(3)	(3)	0	0	0	0	0
Foreign exchange	0	40	0	0	40	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0

Total fair value of quoted plan assets	3,528	4,621	122	578	8,849	3,280	1,819	119	537	5,755

All the remaining assets are invested in “other” assets, the majority of which are invested in Level 2 assets in accordance with IFRS 13, being primarily investment-grade corporate bonds. A relatively small element overall is in Level 3 assets in accordance with IFRS 13, being primarily real estate, insurance policies and derivative contracts.

Deutsche Bank	2 – Consolidated Financial Statements	424
Financial Report 2014	Additional Notes
	35 – Employee Benefits

The following tables show the asset allocation of the “quoted” and other defined benefit plan assets by key geography in which they are invested.

	Dec 31, 2014
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	1,052	106	57	7	9	20	1,251
Equity instruments	75	84	415	174	168	94	1,010
Government bonds[1]	2,089	1,457	628	933	82	553	5,742
Non-government bonds (investment-grade and above)	473	1,644	2,302	3,106[2]	688	358	8,571
Non-government bonds (non-investment-grade)	18	76	91	132	17	32	366
Structured products	14	409	36	13	2	0	474

Subtotal	3,721	3,776	3,529	4,365	966	1,057	17,414

Share (in %)	21	22	20	25	6	6	100
Other asset categories							496

Fair value of plan assets							17,910

[1]	Includes investment-grade and non-investment-grade government bonds.
[2]	Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

	Dec 31, 2013
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	976	134	40	25	28	6	1,209
Equity instruments	176	84	315	87	221	84	967
Government bonds[1]	2,332	1,226	346	394	34	555	4,887
Non-government bonds (investment-grade and above)	686	1,025	1,627	2,739[2]	855	279	7,211
Non-government bonds (non-investment-grade)	5	28	84	55	20	14	206
Structured products	21	534	39	10	8	1	613

Subtotal	4,196	3,031	2,451	3,310	1,166	939	15,093

Share (in %)	28	20	16	22	8	6	100
Other asset categories							(75)

Fair value of plan assets							15,018

[1]	Includes investment-grade and non-investment-grade government bonds.
[2]	Majority of this amount relates to bonds of French and Dutch corporate bonds.

Plan assets at December 31, 2014 include derivative transactions with Group entities with a negative market value of around € 255 million. There are € 6 million of securities issued by the Group and around € 70 million in other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

Deutsche Bank	2 – Consolidated Financial Statements	425
Financial Report 2014	Additional Notes
	35 – Employee Benefits

Key Risk Sensitivities

The Group’s defined benefit obligations are sensitive to changes in capital market conditions and actuarial assumptions. Sensitivities to capital market movements and key assumption changes are presented in the following table. Each market risk factor or assumption is changed in isolation. Sensitivities of the defined benefit obligations are approximated using geometric extrapolation methods based on plan durations for the respective assumption. Duration is a risk measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.

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

Since the Group applies a LDI approach in the majority of its funded defined benefit plans, changes in capital market conditions will impact the plan obligations via actuarial assumptions – mainly discount rate and price inflation rate – as well as the plan assets. Consequently, to aid understanding of the Group’s risk exposures related to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown; for sensitivities to changes in actuarial assumptions that do not impact the plan assets, only the impact on the defined benefit obligations is shown.

Asset-related sensitivities are derived for the Group’s major plans by using risk sensitivity factors determined by the Group’s Market Risk Management function. These sensitivities are calculated based on information provided by the plans’ investment managers and extrapolated linearly to reflect the approximate change of the plan assets’ market value in case of a change in the underlying risk factor.

The sensitivities illustrate plausible variations over time in capital market movements and key actuarial assumptions. The Group is not in a position to provide a view on the likelihood of these capital market or assumption changes. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Even though plan assets and plan obligations are sensitive to similar risk factors, actual changes in plan assets and obligations may not fully offset each other due to imperfect correlations between market risk factors and actuarial assumptions. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

Deutsche Bank	2 – Consolidated Financial Statements	426
Financial Report 2014	Additional Notes
	35 – Employee Benefits

	Dec 31, 2014				Dec 31, 2013
in € m.	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Discount rate (-100 bp):
(Increase) in DBO	(1,740)	(950)	(90)	(220)	(1,355)	(800)	(60)	(155)
Expected increase in plan assets[1]	1,525	925	75	115	1,200	640	55	85

Expected net impact on funded status (de-) increase	(215)	(25)	(15)	(105)	(155)	(160)	(5)	(70)

Discount rate (+100 bp):
Decrease in DBO	1,505	775	85	180	1,185	650	55	130
Expected (decrease) in plan assets[1]	(1,525)	(925)	(75)	(115)	(1,200)	(640)	(55)	(85)

Expected net impact on funded status (de-) increase	(20)	(150)	10	65	(15)	10	0	45

Credit spread (-100 bp):
(Increase) in DBO	(1,740)	(950)	(180)	(230)	(1,355)	(800)	(140)	(155)
Expected increase in plan assets[1]	880	225	45	40	705	170	35	20

Expected net impact on funded status (de-) increase	(860)	(725)	(135)	(190)	(650)	(630)	(105)	(135)

Credit spread (+100 bp):
Decrease in DBO	1,505	775	160	190	1,185	650	125	130
Expected (decrease) in plan assets[1]	(880)	(225)	(45)	(40)	(705)	(170)	(35)	(20)

Expected net impact on funded status (de-) increase	625	550	115	150	480	480	90	110

Rate of price inflation (-50 bp):[2]
Decrease in DBO	350	330	0	75	325	265	0	55
Expected (decrease) in plan assets[1]	(245)	(290)	0	(10)	(195)	(260)	0	(15)

Expected net impact on funded status (de-) increase	105	40	0	65	130	5	0	40

Rate of price inflation (+50 bp):[2]
(Increase) in DBO	(365)	(355)	0	(80)	(335)	(285)	0	(60)
Expected increase in plan assets[1]	245	290	0	10	195	260	0	15

Expected net impact on funded status (de-) increase	(120)	(65)	0	(70)	(140)	(25)	0	(45)

Rate of real increase in future compensation levels (-50 bp):
Decrease in DBO, net impact on funded status	80	15	0	15	70	10	0	20

Rate of real increase in future compensation levels (+50 bp):
(Increase) in DBO, net impact on funded status	(80)	(15)	0	(15)	(70)	(10)	0	(20)

Longevity improvements by 10%:[3]
(Increase) in DBO, net impact on funded status	(275)	(85)	(25)	(20)	(220)	(75)	(20)	(15)

[1]

Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland, the Netherlands and Belgium which cover over 99 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation.

[2]	Incorporates sensitivity to changes in nominal increase for pensions in payment to the extent linked to the price inflation assumption.
[3]	Estimated to be equivalent to an increase of around 1 year in overall life expectancy.

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2015, including contributions to the Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

2015
in € m.	Total
Expected contributions to
Defined benefit plan assets	265
BVV	50
Pension fund for Postbank’s postal civil servants	100
Other defined contribution plans	230
Expected benefit payments for unfunded defined benefit plans	35

Expected total cash flow related to post-employment benefits	680

Deutsche Bank	2 – Consolidated Financial Statements	427
Financial Report 2014	Additional Notes
	36 – Income Taxes

Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2 respectively.

in € m.	2014	2013	2012
Expenses for defined benefit plans:
Service cost	296	261	289
Net interest cost (income)	3	10	11

Total expenses defined benefit plans	299	271	300

Expenses for defined contribution plans:
BVV	51	51	51
Pension fund for Postbank’s postal civil servants	97	97	105
Other defined contribution plans	228	221	219

Total expenses for defined contribution plans	376	369	375

Total expenses for post-employment benefit plans	675	640	675

Employer contributions to mandatory German social security pension plan	229	230	231

Expenses for share-based payments, equity settled[1]	860	918	1,097
Expenses for share-based payments, cash settled[1]	11	29	17
Expenses for cash retention plans[1]	815	811	1,133
Expenses for severance payments[2]	205	274	472

[1]

Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group’s restructuring expenses.

[2]	Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

36 –

Income Taxes

in € m.	2014	2013	2012
Current tax expense (benefit):
Tax expense (benefit) for current year	764	913	731
Adjustments for prior years[1]	(12)	41	(956)

Total current tax expense (benefit)	752	954	(225)

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	644	7	579
Effect of changes in tax law and/or tax rate	44	35	9
Adjustments for prior years[1]	(15)	(221)	135

Total deferred tax expense (benefit)	673	(179)	723

Total income tax expense (benefit)	1,425	775	498

[1]	In 2012, adjustments for prior years include a current tax benefit of € 435 million with an offsetting equal amount in deferred tax expense.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 2 million in 2014, an income tax expense of € 23 million in 2013 and an income tax expense of € 12 million in 2012.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 5 million in 2014. In 2013 these effects decreased the current tax expense by € 3 million and increased the current tax benefit by € 94 million in 2012.

Deutsche Bank	2 – Consolidated Financial Statements	428
Financial Report 2014	Additional Notes
	36 – Income Taxes

Total deferred tax expense includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which reduced the deferred tax expense by € 303 million in 2014. In 2013 these effects increased the deferred tax benefit by € 237 million and increased the deferred tax expense by € 91 million in 2012.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense

in € m.	2014	2013	2012
Expected tax expense at domestic income tax rate of 31% (31 % for 2013 and 2012)	966	451	252

Foreign rate differential	88	154	36

Tax-exempt gains on securities and other income	(371)	(337)	(497)

Loss (income) on equity method investments	(93)	(84)	(74)

Nondeductible expenses	649	571	563

Impairments of goodwill	0	0	630

Changes in recognition and measurement of deferred tax assets[1]	(308)	(240)	(3)

Effect of changes in tax law and/or tax rate	44	35	9

Effect related to share-based payments	78	(5)	(17)

Effect of policyholder tax	(2)	23	12

Other[1]	374	207	(413)

Actual income tax expense (benefit)	1,425	775	498

[1]	Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets” and “Other”.

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2014, 2013 and 2012 “Other” in the preceding table mainly includes the effects of these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the years 2014, 2013 and 2012.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2014	2013	2012
Actuarial gains/losses related to defined benefit plans	407	58	407

Financial assets available for sale:
Unrealized net gains/losses arising during the period	(457)	(21)	(539)
Net gains/losses reclassified to profit or loss	5	103	6

Derivatives hedging variability of cash flows:
Unrealized net gains/losses arising during the period	(7)	(58)	(5)
Net gains/losses reclassified to profit or loss	(146)	(10)	(13)

Other equity movement:
Unrealized net gains/losses arising during the period	(68)	(175)	104
Net gains/losses reclassified to profit or loss	1	1	0

Income taxes (charged) credited to other comprehensive income	(265)	(102)	(40)

Other income taxes (charged) credited to equity	(21)	65	34

Deutsche Bank	2 – Consolidated Financial Statements	429
Financial Report 2014	Additional Notes
	36 – Income Taxes

Major components of the Group’s gross deferred tax assets and liabilities

in € m.	Dec 31, 2014	Dec 31, 2013
Deferred tax assets:
Unused tax losses	2,785	2,300
Unused tax credits	192	191
Deductible temporary differences:
Trading activities	8,454	8,719
Property and equipment	459	796
Other assets	2,382	2,355
Securities valuation	93	280
Allowance for loan losses	1,020	814
Other provisions	811	952
Other liabilities	838	1,103

Total deferred tax assets pre offsetting	17,034	17,510

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	7,746	8,024
Property and equipment	52	49
Other assets	832	843
Securities valuation	1,628	1,123
Allowance for loan losses	71	97
Other provisions	233	298
Other liabilities	782	1,106

Total deferred tax liabilities pre offsetting	11,344	11,540

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2014	Dec 31, 2013
Presented as deferred tax assets	6,865	7,071

Presented as deferred tax liabilities	1,175	1,101

Net deferred tax assets	5,690	5,970

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

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2014 [1]	Dec 31, 2013 [1]
Deductible temporary differences	(314)	(341)

Not expiring	(3,745)	(3,720)
Expiring in subsequent period	(4)	(1)
Expiring after subsequent period	(1,334)	(1,671)

Unused tax losses	(5,083)	(5,392)

Expiring after subsequent period	(88)	(224)

Unused tax credits	(88)	(224)

[1]	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2014 and December 31, 2013, the Group recognized deferred tax assets of € 5.5 billion and € 5.4 billion, respectively, that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

Deutsche Bank	2 – Consolidated Financial Statements	430
Financial Report 2014	Additional Notes
	37 – Derivatives

As of December 31, 2014 and December 31, 2013, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 134 million and € 120 million respectively, in respect of which no deferred tax liabilities were recognized.

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

	Dec 31, 2014		Dec 31, 2013

in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as fair value hedges	3,679	2,136	2,810	200

For the years ended December 31, 2014, 2013 and 2012, a gain of € 1.0 billion, a loss of € 2.4 billion and a loss of € 0.1 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on

Deutsche Bank	2 – Consolidated Financial Statements	431
Financial Report 2014	Additional Notes
	37 – Derivatives

the hedged items, which were attributable to the hedged risk, were a loss of € 1.3 billion, a gain of € 1.7 billion and a loss of € 0.4 billion.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps, equity index swaps and foreign exchange forwards, in order to protect itself against exposure to variability in interest rates, equities and exchange rates.

	Dec 31, 2014		Dec 31, 2013
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as cash flow hedges	234	0	30	276

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2014
Cash inflows from assets	23	35	5	0
Cash outflows from liabilities	(21)	(35)	(28)	(25)

Net cash flows 2014	2	0	(23)	(25)

As of December 31, 2013
Cash inflows from assets	80	110	53	136
Cash outflows from liabilities	(25)	(37)	(37)	(36)

Net cash flows 2013	55	73	16	100

Cash Flow Hedge Balances

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Reported in Equity [1]	118	(215)	(341)
thereof relates to terminated programs	(15)	(16)	(17)

Gains (losses) posted to equity for the year ended	(6)	91	42
Gains (losses) removed from equity for the year ended	(339)	(35)	(45)
Ineffectiveness recorded within P&L	(3)	1	1

[1]	Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

In early June 2014, the decision was taken to replace the external debt financing of Maher Terminals, with financing from within the Group taken effect at maturity at the beginning of July 2014. Until then it was the Group’s largest cash flow hedge accounting program. In line with the hedge accounting rules of IAS 39, this decision triggered the transfer of € 313 million of accumulated mark-to-market loss on a swap transaction relating to that debt financing from other comprehensive income to the profit and loss statement during the second quarter.

As of December 31, 2014 the longest term cash flow hedge matures in 2022.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

	Dec 31, 2014		Dec 31, 2013
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as net investment hedges	490	2,927	1,171	141

For the years ended December 31, 2014, 2013 and 2012, losses of € 357 million, € 320 million and € 357 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

Deutsche Bank	2 – Consolidated Financial Statements	432
Financial Report 2014	Additional Notes
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

Compensation expense of key management personnel

in € m.	2014	2013	2012
Short-term employee benefits	26	18	17

Post-employment benefits	4	3	3

Other long-term benefits	7	6	14

Termination benefits	0	0	15

Share-based payment	5	8	16

Total	42	35	65

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1.1 million as of December 31, 2014, € 1 million as of December 31, 2013 and € 1.6 million as of December 31, 2012.

Among the Group’s transactions with key management personnel as of December 31, 2014 were loans and commitments of € 3 million and deposits of € 16 million. As of December 31, 2013, the Group’s transactions with key management personnel were loans and commitments of € 4 million and deposits of € 12 million.

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

Deutsche Bank	2 – Consolidated Financial Statements	433
Financial Report 2014	Additional Notes
	38 – Related Party Transactions

Loans

in € m.	2014	2013
Loans outstanding, beginning of year	357	918

Loans issued during the year	596	528
Loan repayment during the year	657	676
Changes in the group of consolidated companies[1]	(1)	(397)
Exchange rate changes/other	27	(16)

Loans outstanding, end of year[2]	321	357

Other credit risk related transactions:

Allowance for loan losses	5	6

Provision for loan losses	0	0

Guarantees and commitments	45	54

[1]

In 2014 there were small changes in the group of consolidated companies. In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[2]

Loans past due were € 3 million as of December 31, 2014 and € 2 million as of December 31, 2013. For the above loans the Group held collateral of € 70 million and € 73 million as of December 31, 2014 and December 31, 2013, respectively.

Deposits

in € m.	2014	2013
Deposits outstanding, beginning of year	167	245

Deposits received during the year	245	105

Deposits repaid during the year	244	179

Changes in the group of consolidated companies	(43)	(3)

Exchange rate changes/other	4	(2)

Deposits outstanding, end of year[1]	128	167

[1]	The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 87 million as of December 31, 2014 and € 130 million as of December 31, 2013. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 0.0 million as of December 31, 2014 and € 1 million as of December 31, 2013.

Other transactions with related parties also reflected the following:

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank and has accounted for this associate under the equity method since February 11, 2011. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation combining the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision has been recognized for the cooperation with an amount of € 52 million as per December 31, 2014. This provision captures the Group’s estimated obligation from the cooperation. Further details are included in Note 17 “Equity Method Investments”.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities.

Transactions with related party pension plans

in € m.	2014	2013
Equity shares issued by the Group held in plan assets	6	2

Other assets	73	29

Fees paid from plan assets to asset managers of the Group	31	39

Market value of derivatives with a counterparty of the Group	(255)	(419)

Notional amount of derivatives with a counterparty of the Group	11,806	13,851

Deutsche Bank	2 – Consolidated Financial Statements	434
Financial Report 2014	Additional Notes
	39 – Information on Subsidiaries

39 –

Information on Subsidiaries

Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.

The Group consists of 1,485 (2013: 1,639) consolidated entities, thereof 756 (2013: 812) consolidated structured entities. 869 (2013: 968) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 616 (2013: 671) of the consolidated entities (noncontrolling interests). Prior year numbers for consolidated entities and third parties holding ownership interests have been adjusted due to a refinement of the methodology of counting with several silo structures no longer counted separately. As of December 31, 2013 and 2014, the noncontrolling interests are neither individually nor cumulatively material to the Group.

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

—	The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities.

—	Assets held by insurance subsidiaries are primarily held to satisfy the obligations to the companies’ policy holders.

—	Regulatory and central bank requirements or local corporate laws may restrict the Group’s ability to transfer assets to or from other entities within the Group in certain jurisdictions.

Restricted assets

	Dec 31, 2014		Dec 31, 2013
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	63,518	1,254	77,984	1,115

Financial assets at fair value through profit or loss	942,924	82,612	899,257	94,388

Financial assets available for sale	64,297	10,638	48,326	7,821

Loans	405,612	51,450	376,582	56,553

Other	232,352	9,506	209,252	7,675

Total	1,708,703	155,460	1,611,400	167,552

The table above excludes assets that are not encumbered at an individual entity level but which may be subject to restrictions in terms of their transferability within the Group. Such restrictions may be based on local connected lending requirements or similar regulatory restrictions. In this situation, it is not feasible to identify individual balance sheet items that cannot be transferred. This is also the case for regulatory minimum liquidity requirements. The Group identifies the volume of liquidity reserves in excess of local stress liquidity outflows. The aggregate amount of such liquidity reserves that are considered restricted for this purpose is € 32.4 billion and € 19.4 billion as of December 31, 2014 and December 31, 2013, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	435
Financial Report 2014	Additional Notes
	40 – Structured Entities

40 –

Structured Entities

Nature, purpose and extent of the Group’s interests in structured entities

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

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.

Securitization vehicles

The group uses securitization vehicles for funding purchase of diversified pool of assets. The group provides financial support to these entities in the form of liquidity facility. As of December 31, 2014 and December 31, 2013, there were outstanding loan commitments to these entities for € 2 billion and € 6 billion respectively.

Funds

The group may provide funding and liquidity facility or guarantees to funds consolidated by the group. As of December 31, 2014 and December 31, 2013 notional value of the liquidity facilities and guarantees provided by the group to such funds was € 28 billion and € 27 billion.

Unconsolidated structured entities

These are entities which are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group’s interests to unconsolidated structured entities will vary depending on the type of structured entities.

Below is a description of the Group’s involvements in unconsolidated structured entities by type.

Deutsche Bank	2 – Consolidated Financial Statements	436
Financial Report 2014	Additional Notes
	40 – Structured Entities

Repackaging and investment entities

Repackaging and investment entities are established to meet clients’ investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

Third party funding entities

The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The group’s involvement involves predominantly both lending and loan commitments.

The vehicles used in these transactions are controlled by the borrowers where the borrowers have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.

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

The securitization vehicles that are not consolidated into the Group are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.

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

The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.

Other

These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the Group does not hold power over the decision making of these entities.

Deutsche Bank	2 – Consolidated Financial Statements	437
Financial Report 2014	Additional Notes
	40 – Structured Entities

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

Interests in unconsolidated structured entities

The Group’s interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the group to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.

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

Maximum Exposure to unconsolidated structured entities

The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by the Group, is reflected by the notional amounts. Such amounts do not reflect the economic risks faced by the Group because they do not take into account the effects of collateral or hedges nor the probability of such losses being incurred. At December 31, 2014, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 301 billion, € 615 billion and € 32 billion respectively.

At December 31, 2013, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 311 billion, € 529 billion and € 27.3 billion respectively.

Size of structured entities

The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:

—	Funds – Net asset value or asset under management where the Group holds fund units and notional of derivatives when the Group’s interest comprises of derivatives.
—	Securitizations – notional of notes in issue when the Group derives its interests through notes its holds and notional of derivatives when the Group’s interests is in the form of derivatives.
—	Third party funding entities – Total assets in entities
—	Repackaging and investment entities – Fair value of notes in issue

For Third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral Deutsche Bank has received/pledged or the notional of the exposure Deutsche Bank has to the entity.

Deutsche Bank	2 – Consolidated Financial Statements	438
Financial Report 2014	Additional Notes
	40 – Structured Entities

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

Carrying amounts and size relating to Deutsche Bank’s interests

	Dec 31, 2014
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets

Interest-earning deposits with banks	0	13[1]	0	405	419

Central bank funds sold and securities purchased under resale agreements	0	0	0	1,599	1,599

Securities Borrowed	0	0	0	17,367	17,367

Total financial assets at fair value through profit or loss	1,292	6,875	21,282	65,934	95,384

Trading assets	963	4,315	21,108	13,419	39,805

Positive market values (derivative financial instruments)	329	703	143	8,789	9,963

Financial assets designated at fair value through profit or loss	0	1,858	31	43,726	45,616

Financial assets available for sale	0	410	875	1,418	2,703

Loans	77	32,553	16,250	15,671	64,551

Other assets	11	87	2,280	21,447	23,824

Total assets	1,380	39,938	40,687	123,842	205,846

Liabilities

Total financial liabilities at fair value through profit or loss	225	626	579	16,968	18,398

Negative market values (derivative financial instruments)	225	626	579	16,968	18,398

Total liabilities	225	626	579	16,968	18,398

Off-balance sheet exposure	3	3,064	1,268	27,699	32,035

Total	1,158	42,376	41,375	134,572	219,483

Size of structured entity	10,938	98,197	3,044,623	3,695,476

[1]	Includes € 13 million of Cash and due from banks.

Deutsche Bank	2 – Consolidated Financial Statements	439
Financial Report 2014	Additional Notes
	40 – Structured Entities

	Dec 31, 2013
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets

Interest-earning deposits with banks	0	0	0	303	303

Central bank funds sold and securities purchased under resale agreements	0	0	0	1,797	1,797

Securities Borrowed	0	0	0	6,819	6,819

Total financial assets at fair value through profit or loss	1,830	3,097	26,180	89,365	120,472

Trading assets	1,216	2,586	26,002	12,949	42,753

Positive market values (derivative financial instruments)	600	175	169	7,640	8,584

Financial assets designated at fair value through profit or loss	15	336	9	68,776	69,136

Financial assets available for sale	3	414	2,279	867	3,564

Loans	101	27,978	13,406	6,153	47,639

Other assets[1]	0	47	546	7,869	8,461

Total assets	1,935	31,536	42,412	113,173	189,056

Liabilities

Total financial liabilities at fair value through profit or loss	471	85	223	8,836	9,615

Negative market values (derivative financial instruments)	471	85	223	8,836	9,615

Total liabilities	471	85	223	8,836	9,615

Off-balance sheet exposure	0	2,135	1,104	24,064	27,304

Total	1,464	33,587	43,293	128,401	206,745

Size of structured entity	20,771	74,278	1,665,626	4,488,622

[1]	Prior year numbers were restated in 2014 to exclude € 29.4 billion pending settlements which were disclosed in Other assets and have been removed from the Group’s definition of an Interest.

Trading assets – Total trading assets as of December 31, 2014 and December 31, 2013 of € 39.8 billion and € 42.8 billion are comprised primarily of € 21.1 billion and € 26 billion in Securitizations and € 13.4 billion and € 12.9 billion in Funds structured entities respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds Fund units these are typically in regards to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover the credit risk arising from loans made to Third party funding structured entities is mitigated by the collateral received.

Financial assets designated at fair value through profit or loss – Reverse repurchase agreements to Funds comprise the majority of the interests in this category and are collateralized by the underlying securities.

Loans – Loans as of December 31, 2014 and December 31, 2013 consists of € 64.6 billion and € 47.6 billion investment in securitization tranches and financing to Third Party Funding Entities. The Group’s financing to Third Party funding entities is collateralized by the assets in those structured entities.

Other assets – Other assets as of December 31, 2014 and December 31, 2013 of € 23.8 billion and € 8.4 billion, respectively, consists primarily of prime brokerage receivables and cash margin balances.

Financial Support

Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

Deutsche Bank	2 – Consolidated Financial Statements	440
Financial Report 2014	Additional Notes
	41 – Insurance and Investment Contracts

Sponsored Unconsolidated Structured Entities where Deutsche Bank has no interest as of December 31, 2014 and December 31, 2013.

As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

—	transferring assets to the entities
—	providing seed capital to the entities
—	providing operational support to ensure the entity’s continued operation
—	providing guarantees of performance to the structured entities.

Deutsche Bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with the Group. Additionally, the use of the Deutsche Bank name for the structured entity indicates that Deutsche Bank has acted as a sponsor.

The gross revenues from sponsored entities where the Group did not hold an interest as of December 31, 2014 and December 31, 2013 were € 166 million and € 527 million respectively. Instances where the Group does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2014 were € 469 million for securitization and € 1.9 billion for repackaging and investment entities. In 2013, they were € 3.2 billion for securitization and € 3.7 billion for repackaging and investment entities.

41 –

Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2014			Dec 31, 2013
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,750	(67)	4,683	4,581	(67)	4,514

Investment contracts	8,523	0	8,523	8,067	0	8,067

Total	13,273	(67)	13,206	12,648	(67)	12,581

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2014		2013
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,581	8,067	4,654	7,732

New business	158	52	205	52
Claims/withdrawals paid	(427)	(544)	(485)	(589)
Other changes in existing business	118	429	306	1,023
Exchange rate changes	320	519	(99)	(151)

Balance, end of year	4,750	8,523	4,581	8,067

Other changes in existing business for the investment contracts of € 429 million and € 1,023 million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2014 and 2013, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	441
Financial Report 2014	Additional Notes
	41 – Insurance and Investment Contracts

As of December 31, 2014 the Group had insurance contract liabilities of € 4.8 billion. Of this, € 2.5 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 444 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 444 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 288 million and a best estimate reserve of € 156 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2013 the Group had insurance contract liabilities of € 4.6 billion. Of this, € 2.4 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 397 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 288 million and a best estimate reserve of € 109 million for the guaranteed annuity rates).

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

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 67 % for the year ended December 31, 2014 and for the year ended December 31, 2013.

Deutsche Bank	2 – Consolidated Financial Statements	442
Financial Report 2014	Additional Notes
	41 – Insurance and Investment Contracts

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

	Impact on profit before tax		Impact on equity
in € m.	2014	2013	2014	2013
Variable:

Mortality (worsening by ten percent)[1]	(10)	(8)	(8)	(6)

Renewal expense (ten percent increase)	(1)	0	(1)	0

Interest rate (one percent increase)	8	10	(185)	(144)

[1]	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

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

Deutsche Bank	2 – Consolidated Financial Statements	443
Financial Report 2014	Additional Notes
	42 – Current and Non-Current Assets and Liabilities

42–

Current and Non-Current Assets and Liabilities

Asset and liability line items by amounts recovered or settled within or after one year

Asset items as of December 31, 2014

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2014
Cash and due from banks	20,055	0	20,055

Interest-earning deposits with banks	63,146	371	63,518

Central bank funds sold and securities purchased under resale agreements	17,494	303	17,796

Securities borrowed	25,800	34	25,834

Financial assets at fair value through profit or loss	906,129	36,796	942,924

Financial assets available for sale	7,740	56,557	64,297

Equity method investments	0	4,143	4,143

Loans	135,376	270,236	405,612

Property and equipment	0	2,909	2,909

Goodwill and other intangible assets	0	14,951	14,951

Other assets	130,891	7,089	137,980

Assets for current tax	1,589	230	1,819

Total assets before deferred tax assets	1,308,224	393,614	1,701,838

Deferred tax assets			6,865

Total assets			1,708,703

Liability items as of December 31, 2014

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2014
Deposits	508,481	24,451	532,931

Central bank funds purchased and securities sold under repurchase agreements	10,887	0	10,887

Securities loaned	1,976	363	2,339

Financial liabilities at fair value through profit or loss	680,496	17,203	697,699

Other short-term borrowings	42,931	0	42,931

Other liabilities	177,798	6,024	183,823

Provisions	6,677	0	6,677

Liabilities for current tax	780	828	1,608

Long-term debt	25,739	119,098	144,837

Trust preferred securities	4,906	5,667	10,573

Total liabilities before deferred tax liabilities	1,460,672	173,634	1,634,306

Deferred tax liabilities			1,175

Total liabilities			1,635,481

Asset items as of December 31, 2013

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2013
Cash and due from banks	17,155	0	17,155

Interest-earning deposits with banks	77,821	163	77,984

Central bank funds sold and securities purchased under resale agreements	26,355	1,008	27,363

Securities borrowed	20,818	51	20,870

Financial assets at fair value through profit or loss	867,731	31,525	899,257

Financial assets available for sale	6,561	41,765	48,326

Equity method investments	0	3,581	3,581

Loans	121,566	255,016	376,582

Property and equipment	0	4,420	4,420

Goodwill and other intangible assets	0	13,932	13,932

Other assets	106,737	5,803	112,539

Assets for current tax	2,098	224	2,322

Total assets before deferred tax assets	1,246,842	357,487	1,604,330

Deferred tax assets			7,071

Total assets			1,611,400

Deutsche Bank	2 – Consolidated Financial Statements	444
Financial Report 2014	Additional Notes
	43 – Events after the Reporting Period

Liability items as of December 31, 2013

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2013
Deposits	503,976	23,773	527,750

Central bank funds purchased and securities sold under repurchase agreements	13,381	0	13,381

Securities loaned	2,106	198	2,304

Financial liabilities at fair value through profit or loss	620,172	17,232	637,404

Other short-term borrowings	59,767	0	59,767

Other liabilities	161,239	2,356	163,595

Provisions	4,524	0	4,524

Liabilities for current tax	870	730	1,600

Long-term debt	31,365	101,718	133,082

Trust preferred securities	5,190	6,736	11,926

Total liabilities before deferred tax liabilities	1,402,591	152,743	1,555,333

Deferred tax liabilities			1,101

Total liabilities			1,556,434

43 –

Events after the Reporting Period

All significant adjusting events that occurred after the reporting date were recognized in the Group’s results of operations, financial position and net assets.

Deutsche Bank	2 – Consolidated Financial Statements	445
Annual Report 2014 on Form 20-F	Additional Notes
	44 – Deutsche Bank AG (Parent Company only) Financial Information

44 –

Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Statement of Income

in € m.	2014	2013	2012
Interest income, excluding dividends from subsidiaries	12,262	11,222	14,648

Dividends received from subsidiaries:

Bank subsidiaries	405	735	1,256
Nonbank subsidiaries	2,775	3,152	2,850

Interest expense	7,833	6,956	10,729

Net interest and dividend income	7,609	8,153	8,025

Provision for credit losses	764	801	495

Net interest and dividend income after provision for credit losses	6,845	7,352	7,530

Noninterest income:

Commissions and fee income	4,349	4,148	3,746
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,559	3,791	3,650
Other income (loss)[1]	(1,597)	(1,591)	(2,519)

Total noninterest income	6,311	6,348	4,877

Noninterest expenses:

Compensation and benefits	5,187	5,063	5,723
General and administrative expenses	6,755	7,104	6,957
Services provided by (to) affiliates, net	77	(7)	(126)

Total noninterest expenses	12,019	12,160	12,554

Income (loss) before income taxes	1,137	1,540	(147)

Income tax expense (benefit)	602	316	(173)

Net income (loss) attributable to Deutsche Bank shareholders	535	1,224	26

[1]	Includes net gains (losses) on financial assets available for sale and impairments/write-ups on investments in subsidiaries.

Condensed Statement of Comprehensive Income

in € m.	2014	2013	2012
Net income (loss) attributable to Deutsche Bank shareholders	535	1,224	26

Other comprehensive income (loss), net of tax	2,174	(1,211)	(271)

Total comprehensive income (loss), net of tax	2,709	13	(245)

Deutsche Bank	2 – Consolidated Financial Statements	446
Annual Report 2014 on Form 20-F	Additional Notes
	44 – Deutsche Bank AG (Parent Company only) Financial Information

Condensed Balance Sheet

in € m.	Dec 31, 2014	Dec 31, 2013
Assets:

Cash and due from banks:
Bank subsidiaries	660	655
Other	12,348	10,112

Interest-earning deposits with banks:
Bank subsidiaries	83,676	90,094
Other	40,393	56,140

Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	6,691	7,130
Nonbank subsidiaries	66,323	58,524
Other	8,036	11,603

Financial assets at fair value through profit or loss:
Bank subsidiaries	9,691	10,026
Nonbank subsidiaries	22,710	18,795
Other	810,600	727,681

Financial assets available for sale	34,347	21,970

Investments in associates	829	781

Investment in subsidiaries:
Bank subsidiaries	12,257	11,675
Nonbank subsidiaries	41,075	43,674

Loans:

Bank subsidiaries	22,272	15,494
Nonbank subsidiaries	64,084	64,161
Other	138,653	104,535

Other assets:
Bank subsidiaries	1,964	2,159
Nonbank subsidiaries	16,055	14,635
Other	113,150	82,998

Total assets	1,505,815	1,352,843

Liabilities and equity:

Deposits:
Bank subsidiaries	119,081	117,221
Nonbank subsidiaries	34,805	41,411
Other	255,976	257,922

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	1,325	1,106
Nonbank subsidiaries	20,843	18,945
Other	2,521	3,064

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	6,242	6,867
Nonbank subsidiaries	13,980	16,223
Other	664,741	568,739

Other short-term borrowings:
Bank subsidiaries	330	216
Nonbank subsidiaries	1,526	282
Other	29,352	32,975

Other liabilities:
Bank subsidiaries	1,802	1,671
Nonbank subsidiaries	29,940	23,399
Other	130,788	107,571

Long-term debt	136,487	114,187

Total liabilities	1,449,741	1,311,799

Total shareholders’ equity	51,418	41,043

Additional equity components	4,656	0

Total equity	56,074	41,043

Total liabilities and equity	1,505,815	1,352,843

Deutsche Bank	2 – Consolidated Financial Statements	447
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Condensed Statement of Cash Flows

in € m.	2014	2013	2012
Net cash provided by (used in) operating activities	(19,595)	22,925	(10,031)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	8,546	7,444	4,432
Maturities of financial assets available for sale	5,566	5,552	3,980
Sale of investments in associates	17	13	68
Sale of property and equipment	4	16	55

Purchase of:
Financial assets available for sale	(24,377)	(22,676)	(13,264)
Investments in associates	(60)	(1)	(7)
Property and equipment	(227)	(200)	(270)
Net change in investments in subsidiaries	2,935	(5,921)	(1,953)
Other, net	(760)	(384)	(475)

Net cash provided by (used in) investing activities	(8,356)	(16,157)	(7,434)

Cash flows from financing activities:

Issuances of subordinated long-term debt	91	1,176	22
Repayments and extinguishments of subordinated long-term debt	(2,384)	(2,188)	(398)
Capital increase	8,508	2,961	0
Purchases of treasury shares	(9,026)	(13,255)	(11,851)
Sale of treasury shares	8,161	12,106	11,148
Net proceeds from Additional equity components[1]	4,656	0	0
Cash dividends paid	(765)	(764)	(689)

Net cash provided by (used in) financing activities	9,241	36	(1,768)

Net effect of exchange rate changes on cash and cash equivalents	217	(656)	(65)
Net increase (decrease) in cash and cash equivalents	(18,493)	6,148	(19,298)
Cash and cash equivalents at beginning of period	86,126	78,699	94,506
Cash and cash equivalents at end of period	67,633	84,847	75,209

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(29)	235	614

Interest paid	8,209	6,579	11,124

Interest and dividends received	15,746	14,665	19,211

Cash and cash equivalents comprise

Cash and due from banks	13,009	10,767	19,605

Demand deposits with banks	54,624	74,080	55,605

Total	67,633	84,847	75,209

[1]	Includes net proceeds from issuance, repurchase and sale of Additional equity components.

Parent Company’s Long-Term Debt by Remaining Maturities

By remaining maturities	Due in 2015	Due in 2016	Due in 2017	Due in 2018	Due in 2019	Due after 2019	Total Dec 31, 2014	Total Dec 31, 2013
in € m.

Senior debt:

Bonds and notes:
Fixed rate	13,478	11,605	13,096	4,407	7,610	16,815	67,010	54,756
Floating rate	7,296	6,221	5,159	3,128	6,961	6,832	35,597	25,762

Subordinated debt

Bonds and notes:
Fixed rate	3,667	133	658	3,764	263	2,591	11,077	11,993
Floating rate	657	0	0	50	0	1,795	2,502	5,268

Other	1,726	6,246	1,995	1,434	846	8,054	20,301	16,408

Total long-term debt	26,824	24,204	20,909	12,784	15,680	36,086	136,487	114,187

45 – Condensed Consolidating Financial Information

On June 4, 1999, Deutsche Bank, acting through a subsidiary, acquired all outstanding shares of Deutsche Bank Trust Corporation (formerly Bankers Trust Corporation), a bank holding company headquartered in New York. Deutsche Bank conducts some of its activities in the United States through Deutsche Bank Trust

Deutsche Bank	2 – Consolidated Financial Statements	448
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Corporation and its subsidiaries (“DBTC”). On July 10, 2002, Deutsche Bank issued full and unconditional guarantees of DBTC’s outstanding SEC-registered obligations. DBTC is a 100 % owned subsidiary of Deutsche Bank. Set forth below is condensed consolidating financial information regarding the Parent, DBTC and other subsidiaries of Deutsche Bank on a combined basis.

Condensed Consolidating Statement of Income 2014 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	15,442	377	20,711	(11,529)	25,001
Interest expense	7,833	81	8,549	(5,734)	10,729

Net interest and dividend income	7,609	296	12,162	(5,795)	14,272

Provision for credit losses	764	(9)	957	(578)	1,134

Net interest and dividend income after provision for credit losses	6,845	305	11,205	(5,217)	13,138

Noninterest income:
Commissions and fee income	4,349	737	7,324	0	12,409
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,559	(45)	299	486	4,299
Net gains (losses) on financial assets available for sale	83	4	122	33	242
Other income	(1,680)	86	3,354	(1,033)	727

Total noninterest income	6,311	782	11,099	(515)	17,677

Noninterest expenses:
Compensation and benefits	5,187	362	6,963	0	12,512
Other expenses	6,832	217	8,589	(451)	15,187

Total noninterest expenses	12,019	579	15,552	(451)	27,699

Income (loss) before income taxes	1,137	508	6,752	(5,281)	3,116

Income tax expense (benefit)	602	264	870	(311)	1,425

Net income (loss)	535	244	5,882	(4,970)	1,691

Net income (loss) attributable to noncontrolling interests	0	0	0	28	28

Net income (loss) attributable to Deutsche Bank shareholders	535	244	5,882	(4,998)	1,663

2013 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	15,109	510	21,979	(11,997)	25,601
Interest expense	6,956	135	9,954	(6,278)	10,768

Net interest and dividend income	8,153	374	12,025	(5,719)	14,834

Provision for credit losses	801	18	1,278	(33)	2,065

Net interest and dividend income after provision for credit losses	7,352	356	10,747	(5,687)	12,769

Noninterest income:
Commissions and fee income	4,148	818	7,343	0	12,308
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,791	(174)	593	(392)	3,817
Net gains (losses) on financial assets available for sale	14	(1)	157	224	394
Other income	(1,605)	2,172	2,463	(2,468)	562

Total noninterest income	6,348	2,814	10,556	(2,637)	17,082

Noninterest expenses:
Compensation and benefits	5,063	349	6,917	0	12,329
Other expenses	7,097	372	9,677	(1,081)	16,065

Total noninterest expenses	12,160	721	16,594	(1,081)	28,394

Income (loss) before income taxes	1,540	2,449	4,709	(7,242)	1,456

Income tax expense (benefit)	316	132	309	18	775

Net income (loss)	1,224	2,317	4,400	(7,260)	681

Net income (loss) attributable to noncontrolling interests	0	0	0	15	15

Net income (loss) attributable to Deutsche Bank shareholders	1,224	2,317	4,400	(7,275)	666

Deutsche Bank	2 – Consolidated Financial Statements	449
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,754	625	27,069	(14,855)	31,593
Interest expense	10,729	151	13,839	(9,101)	15,619

Net interest and dividend income	8,025	474	13,230	(5,754)	15,975

Provision for credit losses	495	11	1,215	0	1,721

Net interest and dividend income after provision for credit losses	7,530	463	12,015	(5,754)	14,254

Noninterest income:
Commissions and fee income	3,746	892	7,171	0	11,809
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,650	(205)	1,608	555	5,608
Net gains (losses) on financial assets available for sale	158	(3)	127	19	301
Other income	(2,677)	(23)	1,142	1,601	43

Total noninterest income	4,877	661	10,048	2,175	17,761

Noninterest expenses:
Compensation and benefits	5,723	433	7,334	0	13,490
Other expenses	6,831	204	9,630	1,046	17,711

Total noninterest expenses	12,554	637	16,964	1,046	31,201

Income (loss) before income taxes	(147)	487	5,099	(4,625)	814

Income tax expense (benefit)	(173)	329	807	(465)	498

Net income (loss)	26	158	4,292	(4,160)	316

Net income (loss) attributable to noncontrolling interests	0	0	0	53	53

Net income (loss) attributable to Deutsche Bank shareholders	26	158	4,292	(4,213)	263

Condensed Consolidating Statement of Comprehensive Income 2014 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net income (loss)	535	244	5,881	(4,969)	1,691
Other comprehensive income (loss), net of tax	2,174	6	2,230	0	4,410

Total comprehensive income (loss), net of tax	2,709	250	8,111	(4,969)	6,102

Net income (loss) attributable to noncontrolling interests	0	0	0	28	28
Net income (loss) attributable to Deutsche Bank shareholders	535	244	5,881	(4,997)	1,663

Total comprehensive income (loss) attributable to noncontrolling interests	0	0	0	54	54
Total comprehensive income (loss) attributable to Deutsche Bank shareholders	2,709	250	8,111	(5,023)	6,048

2013 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net income (loss)	1,224	2,317	4,400	(7,260)	681
Other comprehensive income (loss), net of tax	(1,211)	4	(618)	0	(1,825)

Total comprehensive income (loss), net of tax	13	2,321	3,782	(7,260)	(1,144)

Net income (loss) attributable to noncontrolling interests	0	0	0	15	15
Net income (loss) attributable to Deutsche Bank shareholders	1,224	2,317	4,400	(7,275)	666

Total comprehensive income (loss) attributable to noncontrolling interests	0	0	(2)	15	13
Total comprehensive income (loss) attributable to Deutsche Bank shareholders	13	2,321	3,784	(7,275)	(1,157)

2012 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net income (loss)	26	158	4,292	(4,160)	316
Other comprehensive income (loss), net of tax	(271)	6	561	0	296

Total comprehensive income (loss), net of tax	(245)	164	4,853	(4,160)	612

Net income (loss) attributable to noncontrolling interests	0	0	0	53	53
Net income (loss) attributable to Deutsche Bank shareholders	26	158	4,292	(4,213)	263

Total comprehensive income (loss) attributable to noncontrolling interests	0	0	95	53	148
Total comprehensive income (loss) attributable to Deutsche Bank shareholders	(245)	164	4,758	(4,213)	464

Deutsche Bank	2 – Consolidated Financial Statements	450
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheet Dec 31, 2014 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	13,009	104	12,771	(5,829)	20,055
Interest-earning deposits with banks	124,069	19,596	175,966	(256,114)	63,518
Central bank funds sold, securities purchased under resale agreements, securities borrowed	81,050	10,622	66,143	(114,185)	43,630
Financial assets at fair value through profit or loss	843,001	97	165,478	(65,652)	942,924
Financial assets available for sale	34,347	210	43,817	(14,077)	64,297
Investments in associates/equity method investments	829	7	2,612	695	4,143
Loans	225,008	13,846	304,367	(137,609)	405,612
Other assets	184,502	1,228	130,235	(151,442)	164,524

Total assets	1,505,815	45,711	901,389	(744,211)	1,708,703

Liabilities:

Deposits	409,862	30,580	356,331	(263,841)	532,931
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	24,690	986	101,727	(114,177)	13,226
Financial liabilities at fair value through profit or loss	684,964	31	72,147	(59,442)	697,699
Other short-term borrowings	31,209	6,416	67,302	(61,996)	42,931
Other liabilities	162,529	1,529	96,710	(67,487)	193,282
Long-term debt	136,487	129	96,692	(88,471)	144,837
Trust preferred securities	0	0	11,112	(539)	10,573

Total liabilities	1,449,741	39,672	802,021	(655,952)	1,635,481

Total shareholders’ equity	51,418	5,948	99,180	(88,195)	68,351

Additional equity components	4,656	0	0	(37)	4,619

Noncontrolling interests	0	91	188	(27)	253

Total equity	56,074	6,039	99,369	(88,259)	73,223

Total liabilities and equity	1,505,815	45,711	901,389	(744,211)	1,708,703

Dec 31, 2013 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	10,767	110	10,095	(3,817)	17,155
Interest-earning deposits with banks	146,233	15,642	183,630	(267,521)	77,984
Central bank funds sold, securities purchased under resale agreements, securities borrowed	77,257	11,041	58,734	(98,800)	48,232
Financial assets at fair value through profit or loss	756,502	299	200,717	(58,261)	899,257
Financial assets available for sale	21,970	204	46,220	(20,069)	48,326
Investments in associates/equity method investments	781	0	2,356	444	3,581
Loans	184,190	20,146	313,001	(140,755)	376,582
Other assets	155,142	1,332	125,059	(141,249)	140,284

Total assets	1,352,843	48,774	939,812	(730,028)	1,611,400

Liabilities:

Deposits	416,554	26,465	362,119	(277,388)	527,750
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	23,115	2,059	89,299	(98,787)	15,686
Financial liabilities at fair value through profit or loss	591,829	28	101,641	(56,094)	637,404
Other short-term borrowings	33,473	13,306	76,380	(63,392)	59,767
Other liabilities	132,641	1,570	95,001	(58,393)	170,819
Long-term debt	114,187	193	107,164	(88,461)	133,082
Trust preferred securities	0	0	12,463	(537)	11,926

Total liabilities	1,311,799	43,621	844,066	(643,052)	1,556,434

Total shareholders’ equity	41,043	5,026	95,520	(86,870)	54,719

Additional equity components	0	0	0	0	0

Noncontrolling interests	0	126	227	(106)	247

Total equity	41,043	5,152	95,746	(86,976)	54,966

Total liabilities and equity	1,352,843	48,774	939,812	(730,028)	1,611,400

Deutsche Bank	2 – Consolidated Financial Statements	451
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

Condensed Consolidating Statement of Cash Flows 2014 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	(19,595)	6,118	12,847		(630)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	8,546	38	3,390		11,974
Maturities of financial assets available for sale	5,566	9	3,170		8,745
Sale of investments in associates/equity method investments	17	0	107		124
Sale of property and equipment	4	5	124		133

Purchase of:
Financial assets available for sale	(24,377)	(23)	(9,758)		(34,158)
Investments in associates/equity method investments	(60)	(7)	(11)		(78)
Property and equipment	(227)	(43)	(399)		(669)

Net cash received for business combinations/divestitures	2,935	0	(1,004)		1,931

Other, net	(760)	(38)	(28)		(826)

Net cash provided by (used in) investing activities	(8,356)	(59)	(4,409)		(12,824)

Cash flows from financing activities:

Issuances of subordinated long-term debt	91	0	10		101

Repayments and extinguishments of subordinated long-term debt	(2,384)	0	(758)		(3,142)

Issuances of trust preferred securities	0	0	49		49

Repayments and extinguishments of trust preferred securities	0	0	(3)		(3)

Capital increase	8,508	0	0		8,508

Purchases of treasury shares	(9,026)	0	(161)		(9,187)

Sale of treasury shares	8,161	0	157		8,318

Net proceeds from Additional Equity Components[2]	4,656	0	(37)		4,619

Cash dividends paid	(765)	0	0		(765)

Other, net	0	(24)	3		(21)

Net cash provided by (used in) financing activities	9,241	(24)	(740)		8,477

Net effect of exchange rate changes on cash and cash equivalents	217	0	680		897

Net increase (decrease) in cash and cash equivalents	(18,493)	6,035	8,378		(4,080)

Cash and cash equivalents at beginning of period	86,126	13,664	(43,749)		56,041

Cash and cash equivalents at end of period	67,633	19,699	(35,372)		51,960

Net cash provided by (used in) operating activities include	0	0	0		0

Income taxes paid (received), net	(29)	(131)	537		377

Interest paid	8,209	73	3,141		11,423

Interest and dividends received	15,746	375	9,283		25,404

Cash and cash equivalents comprise	0	0	0		0

Cash and due from banks	13,009	104	6,942		20,055

Demand deposits with banks	54,624	19,596	(42,315)		31,905

Total	67,633	19,700	(35,373)		51,960

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.
[2]	Includes net proceeds from issuance, repurchase and sale of Additional Equity Components.

Deutsche Bank	2 – Consolidated Financial Statements	452
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

2013 in € m.	Parent	DBTC	Other subsidiaries[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	22,925	954	(16,695)	7,184

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	7,444	77	10,533	18,054
Maturities of financial assets available for sale	5,552	0	6,012	11,564
Sale of investments in associates/equity method investments	13	0	63	76
Sale of property and equipment	16	0	121	137

Purchase of:
Financial assets available for sale	(22,676)	(29)	(8,883)	(31,588)
Investments in associates/equity method investments	(1)	0	(20)	(21)
Property and equipment	(200)	(29)	(284)	(513)

Net cash received for business combinations/divestitures	(5,921)	3,132	2,661	(128)

Other, net	(384)	(22)	(190)	(596)

Net cash provided by (used in) investing activities	(16,157)	3,129	10,013	(3,015)

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,176	0	41	1,217

Repayments and extinguishments of subordinated long-term debt	(2,188)	0	(588)	(2,776)

Issuances of trust preferred securities	0	0	11	11

Repayments and extinguishments of trust preferred securities	0	0	(49)	(49)

Capital increase	2,961	0	0	2,961

Purchases of treasury shares	(13,255)	0	(393)	(13,648)

Sale of treasury shares	12,106	0	388	12,494

Net proceeds from Additional Equity Components	0	0	0	0

Cash dividends paid	(764)	0	0	(764)

Other, net	0	1	9	10

Net cash provided by (used in) financing activities	36	1	(581)	(544)

Net effect of exchange rate changes on cash and cash equivalents	(656)	0	(251)	(907)

Net increase (decrease) in cash and cash equivalents	6,148	4,084	(7,514)	2,718

Cash and cash equivalents at beginning of period	78,699	9,580	(34,958)	53,321

Cash and cash equivalents at end of period	84,847	13,664	(42,470)	56,041

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	235	140	367	742

Interest paid	6,757	132	3,976	10,687

Interest and dividends received	14,690	513	10,395	25,573

Cash and cash equivalents comprise

Cash and due from banks	10,767	110	6,278	17,155

Demand deposits with banks	74,080	13,555	(48,749)	38,886

Total	84,847	13,665	(42,471)	56,041

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	2 – Consolidated Financial Statements	453
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

2012 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	(10,031)	(8,225)	(5,698)		(23,954)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,432	43	3,001		7,476
Maturities of financial assets available for sale	3,980	846	8,096		12,922
Sale of investments in associates/equity method investments	68	0	95		163
Sale of property and equipment	55	0	142		197

Purchase of:
Financial assets available for sale	(13,264)	(31)	(8,875)		(22,170)
Investments in associates/equity method investments	(7)	0	(7)		(14)
Property and equipment	(270)	(40)	(304)		(614)

Net cash received for business combinations/divestitures	(1,953)	0	2,049		96

Other, net	(475)	(19)	(209)		(703)

Net cash provided by (used in) investing activities	(7,434)	799	3,988		(2,647)

Cash flows from financing activities:

Issuances of subordinated long-term debt	22	0	40		62

Repayments and extinguishments of subordinated long-term debt	(398)	0	(310)		(708)

Issuances of trust preferred securities	0	0	17		17

Repayments and extinguishments of trust preferred securities	0	0	(30)		(30)

Capital increase	0	0	0		0

Purchases of treasury shares	(11,851)	0	(320)		(12,171)

Sale of treasury shares	11,148	0	289		11,437

Net proceeds from Additional equity components	0	0	0		0

Cash dividends paid	(689)	0	0		(689)

Other, net	0	(26)	(44)		(70)

Net cash provided by (used in) financing activities	(1,768)	(26)	(358)		(2,152)

Net effect of exchange rate changes on cash and cash equivalents	(65)	0	104		39

Net increase (decrease) in cash and cash equivalents	(19,298)	(7,452)	(1,964)		(28,714)

Cash and cash equivalents at beginning of period	94,506	17,032	(29,506)		82,032

Cash and cash equivalents at end of period	75,209	9,580	(31,468)		53,321

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	614	310	356		1,280

Interest paid	11,124	143	4,558		15,825

Interest and dividends received	19,211	604	12,188		32,003

Cash and cash equivalents comprise

Cash and due from banks	19,605	150	8,122		27,877

Demand deposits with banks	55,605	9,430	(39,591)		25,444

Total	75,209	9,580	(31,468)		53,321

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, a Delaware statutory business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or ten years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional sub-ordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. In the above 2014 condensed consolidating balance sheet, a total of € 4.9 billion of the

Deutsche Bank	2 – Consolidated Financial Statements	454
Annual Report 2014 on Form 20-F	Additional Notes
	45 – Condensed Consolidating Financial Information

long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

Issuances of Trust Preferred Securities

Trust	LLC	Issuance Date	Earliest Redemption Date	Parent Long-term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	January 18, 2015	€ 494 million

Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 658 million

Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	February 20, 2015	€ 946 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€ 1,625 million

Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008[2]	June 30, 2018	€ 1,139 million

[1]	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2014.
[2]	On March 30, 2010 Deutsche Bank AG additionally issued an amount of U.S.$ 120 million.

Deutsche Bank	2 – Consolidated Financial Statements	455
Annual Report 2014 on Form 20-F	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) on pages 312 to 455 of the Financial Report which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014 including the disclosures described in Note 1 to the Consolidated Financial Statements as being part of the financial statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

March 6, 2015

KPMG AG

Wirtschaftsprüfungsgesellschaft

Deutsche Bank	456
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	457
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	458
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	459
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	460
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	461
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	462
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	463
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	464
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	465
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	466
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	467
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	468
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	469
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	470
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	471
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	472
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	473
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	474
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	475
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	476
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	477
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	478
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	480
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	481
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	482
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	483
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	484
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	485
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	486
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	487
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	488
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	489
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	490
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

4 –

Corporate Governance Statement/

Corporate Governance Report

492	Management Board and Supervisory Board
503	Reporting and Transparency
504	Related Party Transactions
504	Auditing and Controlling
506	Compliance with the German Corporate Governance Code

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	492
Financial Report 2014	Management Board and Supervisory Board

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 20, 2015.

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

The following paragraphs show information on the current members of the Management Board. The information includes the year in which they were born, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility as well as their other board mandates or directorships outside of Deutsche Bank Group. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside Deutsche Bank Group.

Jürgen Fitschen

Year of birth: 1948

Appointed: 2009

Term expires: 2017

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Jain, Co-Chairman of the Management Board. At the meeting of the Supervisory Board on October 29, 2013, the appointment of Mr. Fitschen was extended until March 31, 2017.

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

Mr. Fitschen is a non-executive member of the Board of Directors of Kühne + Nagel International AG and a member of the Supervisory Board of METRO AG.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	493
Financial Report 2014	Management Board and Supervisory Board

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

Mr. Jain studied Economics at Shri Ram College (Delhi University), graduating in 1983 with a BA, and studied Business Administration at the University of Massachusetts, graduating in 1985 with an MBA in Finance.

After his academic studies, Mr. Jain worked until 1988 for Kidder Peabody, New York, in the area of Derivatives Research. From 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain does not have any external directorships subject to disclosure.

Stefan Krause

Year of birth: 1962

First appointed: 2008

Term expires: 2018

Stefan Krause became a member of our Management Board and a member of the Group Executive Committee on April 1, 2008. He is our Chief Financial Officer and took on functional responsibility for Strategy and Organizational Development as of November 1, 2014.

Before taking on his current position, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on finance and financial services. Starting in 1987 at BMW’s Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW’s Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW AG in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Head of Sales & Marketing.

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a Master’s degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Dr. Stephan Leithner

Year of birth: 1966

First appointed: 2012

Term expires: 2020

Dr. Stephan Leithner became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our CEO Europe (excluding Germany and the UK) and is responsible for Human Resources (HR), Compliance, Anti-Financial Crime (AFC), Government & Regulatory Affairs (GR&A) and Group Corporate Governance (GCG). Dr Leithner joined Deutsche Bank in 2000.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	494
Financial Report 2014	Management Board and Supervisory Board

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

Dr. Leithner is a member of the following Supervisory Boards: BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse des Bankgewerbes e.V.

Stuart Wilson Lewis

Year of birth: 1965

First appointed: 2012

Term expires: 2020

Stuart Wilson Lewis became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Risk Officer. He joined Deutsche Bank in 1996. Prior to assuming his current role, Mr. Lewis was Deputy Chief Risk Officer and subsequently Chief Risk Officer of the Corporate & Investment Bank from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

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

Henry Ritchotte

Year of birth: 1963

First appointed: 2012

Term expires: 2020

Henry Ritchotte became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Operating Officer. He joined Deutsche Bank in 1995. Prior to assuming his current role, Mr. Ritchotte held the position of Chief Operating Officer for the Corporate & Investment Bank from 2010 to 2012, having previously been Chief Operating Officer for the Global Markets division.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	495
Financial Report 2014	Management Board and Supervisory Board

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

Christian Sewing

Year of birth: 1970

First appointed: 2015

Term expires: 2017

Christian Sewing became a member of our Management Board and a member of the Group Executive Committee on January 1, 2015. He is responsible for Legal, Incident Management Group and Group Audit. Prior to assuming his current role, Mr. Sewing was Global Head of Group Audit and before that held a number of positions in Risk. From 2012 to 2013, he was Deputy Chief Risk Officer and Head of Risk Management and Risk Strategy. From 2010 to 2012, he served as Deutsche Bank’s Chief Credit Officer.

Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed his professional training in banking at Deutsche Bank in 1989.

From 2005 until 2007 Christian Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank.

Mr. Sewing does not have any external directorships subject to disclosure.

Following the conclusion of the Annual General Meeting on May 21, 2015, Dr. Marcus Schenck will be appointed to the Management Board of Deutsche Bank, at which time he will succeed Mr. Krause as Chief Financial Officer.

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

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	496
Financial Report 2014	Management Board and Supervisory Board

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. The Supervisory Board decides on the appointment and dismissal of members of the Management Board including long-term succession planning for the Management Board based on the recommendations of the Chairman’s Committee. Based on the recommendation of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board, resolves on the compensation system for the Management Board and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Co-Chairmen of the Management Board, and consults with them on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Co-Chairmen of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets, if required, without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

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

Ms. Labarge stepped down from the Supervisory Board, effective June 30, 2014. To succeed her, Ms. Parent was appointed to the Supervisory Board by the court with effect from July 1, 2014.

The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	497
Financial Report 2014	Management Board and Supervisory Board

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires: 2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; Henkel AG & Co. KGaA (member of the Shareholders’ Committee)

Frank Bsirske* Year of birth: 1952 First elected: 2013 Term expires: 2018	Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft, Berlin	RWE AG (Deputy Chairman); Deutsche Postbank AG (Deputy Chairman); IBM Central Holding GmbH; Kreditanstalt für Wiederaufbau (KfW)

John Cryan Year of birth: 1960 First elected: 2013 Term expires: 2018	President Europe, Head Africa, Head Portfolio Strategy, and Head Credit Portfolio of Temasek International Pte Ltd. (until July 31, 2014), London	Man Group plc (since January 2015); ST Asset Management Pte Ltd (Chairman); Tana Africa Capital Limited

Dina Dublon Year of birth: 1953 First elected: 2013 Term expires: 2018		Accenture Plc; Microsoft Corporation (until December 2014); PepsiCo Inc.

Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc, Dundee	Alliance Trust Savings Ltd. (Executive Chairman); Alliance Trust Investments (formerly Alliance Trust Asset Management Ltd.) (Chief Executive)

Timo Heider* Year of birth: 1975 First elected: 2013 Term expires: 2018	Chairman of the Group Staff Council of Deutsche Postbank AG; Chairman of the General Staff Council of BHW Kreditservice GmbH; Chairman of the Staff Council of BHW Bausparkasse AG, BHW Kreditservice GmbH, Postbank Finanzberatung AG and BHW Holding AG; Member of the Group Staff Council of Deutsche Bank; Member of the European Staff Council	Deutsche Postbank AG; BHW Bausparkasse AG (Deputy Chairman); BHW Holding AG (Deputy Chairman) (until November 2014); Pensionskasse der BHW Bausparkasse AG VVa.G. (Deputy Chairman); PBC Banking Services GmbH (member of the Advisory Board)

Alfred Herling* Year of birth: 1952 First elected: 2008 Term expires: 2018	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; Member of the European Staff Council; Chairman of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Sabine Irrgang* Year of birth: 1962 First elected: 2013 Term expires: 2018	Head of Human Resources Management (Württemberg), Deutsche Bank AG	No memberships or directorships subject to disclosure

Professor Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2018	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation (until June 2014); Deutsche Post AG; Wipro Technologies (until June 2014); BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH

Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2018	Chairperson of the Staff Council Group COO Eschborn/Frankfurt of Deutsche Bank	Sterbekasse für die Angestellten der Deutsche Bank VVa.G.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	498
Financial Report 2014	Management Board and Supervisory Board

Member	Principal occupation	Supervisory board memberships and other directorships
Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	Chief Executive Officer of Renova Management AG, Zurich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (until April 2014); TBG Limited (until November 2014); TBG AG (since December 2014); Sulzer AG (Chairman of the Board of Directors) (since March 2014); Conscientia Investment Limited (December 2014 until February 2015)

Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Louise Parent Year of birth: 1950 Appointment by court: 2014	Of Counsel, Cleary Gottlieb Steen & Hamilton LLP, New York	Zoetis Inc.

Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)

Bernd Rose* Year of birth: 1967 First elected: 2013 Term expires: 2018	Chairman of the Joint General Staff Council of Postbank Filialvertrieb AG and Postbank Filial GmbH; Member of the General Staff Council of Deutsche Postbank, Member of the General Staff Council of Deutsche Bank; Member of the European Staff Council	Deutsche Postbank AG; Postbank Filialvertrieb AG; ver.di Vermögensverwaltungsgesellschaft (Deputy Chairman)

Rudolf Stockem* Year of birth: 1956 Promoted to the post as Alternate Member: 2012 Term expires: 2018	Secretary to the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	Deutsche Bank Privat- und Geschäftskunden AG; PBC Banking Services GmbH (member of the Advisory Board)

Stephan Szukalski* Year of birth: 1967 First elected: 2013 Term expires: 2018	Federal Chairman of the German Association of Bank Employees (Deutscher Bankangestellten-Verband: DBV); Chairman of the Staff Council of Betriebs-Center für Banken AG	Betriebs-Center für Banken AG; PBC Banking Services GmbH (member of the Advisory Board)

Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2018	Chairman of the Management Board of E.ON SE, Dusseldorf	Salzgitter AG

Georg F. Thoma Year of birth: 1944 First elected: 2013 Term expires: 2018	Of Counsel, Shearman & Sterling LLP (Partner until December 31, 2014), Frankfurt	NOVA Chemicals Corporation (until February 2014); Sapinda Holding B.V. (since July 2014)

Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Sartorius AG; TAKKT AG (Deputy Chairman) (until June 2014); Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilh. Werhahn KG

*	Elected by the employees in Germany.

In accordance with the German Banking Act, members of the Supervisory Board must be reliable, must have the expertise required to perform their control function and to assess and monitor the businesses the company operates, and must commit sufficient time to the performance of their tasks. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010 and amended them in January 2014. These objectives have also been taken into consideration in Section 4 of the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.de/corporate-governance).

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a group possess the knowledge, ability and expert experience to properly complete its tasks. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The composition of the Supervisory Board should ensure the Supervisory Board’s qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personal-

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	499
Financial Report 2014	Management Board and Supervisory Board

ity, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a group to have all of the knowledge and experience considered to be essential while taking into account the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Section 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of, or perform advisory duties, at major competitors. Important and not just temporary conflicts of interest with respect to a member of the Supervisory Board should lead to a termination of the mandate. With effect from July 1, 2014 members of the Supervisory Board do not hold more than the allowed number of supervisory board mandates according to Section 25d of the German Banking Act (KWG) or mandates in supervisory bodies of companies which have similar requirements. There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Annual General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

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

For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the Supervisory Board elections in 2008 and also for those held in 2013. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the specified objectives, Ms. Garrett-Cox was elected by the 2011 General Meeting and Ms. Dublon by the 2013 General Meeting, in each case based on the proposals of the Supervisory Board. Ms. Parent was appointed by the court on July 1, 2014. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts seven women among its members, which corresponds to 35 % and three of them are shareholder representatives. The Supervisory Board strives to maintain this number. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank’s various diversity initiatives, please see the Annual Review 2014, which is available at www.deutsche-bank.com/ir/en/content/reports_2014.htm, and Deutsche Bank’s Career Portal on the Internet at www.db.com/careers/index_e.html).

In accordance with Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board deter-mined that it has what it considers to be an adequate number of independent members.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	500
Financial Report 2014	Management Board and Supervisory Board

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank has business relations with. Business transactions with these companies are conducted under the same conditions as those between unrelated third parties. These transactions, in our opinion, do not affect the independence of the Supervisory Board members involved.

Standing Committees

The Supervisory Board has established the following seven standing committees. The Report of the Supervisory Board in the Financial Report 2014 provides information on the concrete work of the committees over the preceding year.

Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, while taking into account the recommendations of the Nomination Committee. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board’s sole authority to decide on the compensation of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act (AktG) and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act (AktG). Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held thirteen meetings in 2014.

The current members of the Chairman’s Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

Nomination Committee: The shareholder representatives on the Nomination Committee prepare the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, they orient their recommendations on the criteria specified by the Supervisory Board for its composition. In accordance with Section 25d (11) of the German Banking Act (KWG), which became effective on January 1, 2014, the Nomination Committee supports the Supervisory Board in identifying candidates to fill positions on the bank’s Management Board, drawing up an objective to promote the representation of the underrepresented gender on the Supervisory Board as well as a strategy for achieving this. It supports the Supervisory Board with the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and makes recommendations regarding this to the Supervisory Board. It continues to support the Supervisory Board with the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively. The Nomination Committee reviews the management’s principles for selecting and appointing persons to the upper management levels and the recommendations made to the Management Board in this respect. The Nomination Committee held five meetings in 2014.

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling, Professor Dr. Henning Kagermann and Dr. Johannes Teyssen.

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

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	501
Financial Report 2014	Management Board and Supervisory Board

quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor’s remuneration and supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. The Audit Committee is entitled to obtain, in connection with its activities, information from the auditor, the Management Board, the head of internal audit and the head of risk controlling and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board. The Chairman of the Audit Committee is entitled, in addition to the Chairman of the Supervisory Board, to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal audit process and issues relating to the audit. The Audit Committee supports the Supervisory Board in connection with its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the Principal Accountant Fees and Services section starting on page 505 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held ten meetings in 2014.

The current members of the Audit Committee are John Cryan (Chairman), Dr. Paul Achleitner, Henriette Mark, Gabriele Platscher, Bernd Rose and Professor Dr. Klaus Rüdiger Trützschler.

Risk Committee: The Risk Committee advises the Supervisory Board, in particular on the current and future overall risk appetite and overall risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the upper management level. The Risk Committee monitors the terms and conditions in the client business to ensure they are in line with the bank’s business model and risk structure. If this is not the case, the Risk Committee requests proposals from the Management Board on how the terms and conditions in the client business could be structured to bring them into line with the bank’s business model and risk structure, and monitors their implementation. The Risk Committee examines whether the incentives set by the compensation system take into consideration the company’s risk, capital and liquidity structure as well as the likelihood and timing of earnings. The Risk Committee also performs all of the tasks assigned to it by law or regulatory authorities. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail (for additional information on the disclosure of the risk management objectives and policies for individual risk categories, please see the Risk Report starting on page 56 of the Financial Report). The Chairman of the Risk Committee is entitled to obtain, in connection with its activities, information directly from the Management Board, the head of internal audit and the head of risk controlling and – with the prior consent of the Management Board – senior managers of the bank reporting directly to the Management Board. The Risk Committee held seven meetings in 2014.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman until January 28, 2015), Dina Dublon (Chairperson since January 28, 2015), John Cryan, Suzanne Labarge (until June 30, 2014), Louise Parent (since July 29, 2014) and Rudolf Stockem.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	502
Financial Report 2014	Management Board and Supervisory Board

Integrity Committee: The Integrity Committee continually advises and monitors the Management Board with regard to whether management is committed to the economically sound, sustainable development of the company while observing the principles of sound, responsible management, fulfilling the company’s social responsibilities and protecting the natural resources of the environment (environmental, social and governance (ESG) issues); and with regard to whether the business management is aligned to these with the objective of a holistic corporate culture. The Integrity Committee deals, in particular, with the following matters: It monitors the Management Board’s measures to ensure the company’s compliance with legal requirements, authorities’ regulations and the company’s own in-house policies. It regularly reviews the bank’s Code of Business Conduct and Ethics to foster exemplary conduct on the part of company employees, both within and outside the company, and that such conduct is not just aligned to formal compliance with statutory requirements. It observes and analyzes the legal and reputational risks that are material to the bank and advocates their avoidance. For this purpose, it advises the Management Board on how to generate awareness of the importance of such risks. For the avoidance of significant legal and reputational risks, it regularly checks whether the risk management provides an appropriate basis for the Supervisory Board to properly perform its monitoring tasks. As necessary, it prepares decisions of the Supervisory Board to ensure the adequate involvement of the Supervisory Board in the bank’s risk management. The Integrity Committee also prepares the Supervisory Board decisions on pursuing recourse claims or taking other measures against current or former members of the Management Board. The Integrity Committee held fifteen meetings in 2014.

The current members of the Integrity Committee are Georg Thoma (Chairman), Dr. Paul Achleitner, Sabine Irrgang, Timo Heider, Martina Klee and Peter Löscher.

Compensation Control Committee: The Compensation Control Committee supports the Supervisory Board in the appropriate structuring of the compensation systems for senior management. It monitors the appropriate structure of the compensation systems for senior management and employees and, in particular, the appropriate structure of the compensation for the heads of the risk control function and compliance function and for the employees who have a material influence on the bank’s overall risk profile. It supports the Supervisory Board in monitoring the appropriate structure of the compensation systems for the company’s employees and assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the bank’s sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. The Compensation Control Committee prepares the Supervisory Board’s resolutions on the compensation of senior management, considering, in particular, the effects of the resolutions on the company’s risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It prepares the Supervisory Board’s resolutions on setting the total amount of variable compensation for senior managers in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Compensation Control Committee held seven meetings in 2014.

The current members of the Compensation Control Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	503
Financial Report 2014	Reporting and Transparency

Mediation Committee: In addition to these six committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2014.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman), Alfred Herling, Professor Dr. Henning Kagermann and Stephan Szukalski.

Further details regarding the Chairman’s Committee, the Nomination Committee, the Audit Committee, the Risk Committee, the Integrity Committee and the Compensation Control Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.com/corporate-governance).

Share Plans

For information on our employee share programs, please refer to Note 35 “Employee Benefits” to the Consolidated Financial Statements.

Reporting and Transparency

Directors’ Compensation

For information on the compensation of the members of the Management Board and Supervisory Board, please refer to our detailed Compensation Report in the Management Report.

Directors’ Share Ownership

Management Board. For information on the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	0	0

Frank Bsirske	0	0

John Cryan	0	0

Dina Dublon	0	0

Katherine Garrett-Cox	0	0

Timo Heider	0	0

Alfred Herling	1,499	10

Sabine Irrgang	707	10

Professor Dr. Henning Kagermann	0	0

Martina Klee	1,099	0

Peter Löscher	0	0

Henriette Mark	960	10

Louise Parent	0	0

Gabriele Platscher	1,018	4

Bernd Rose	0	0

Rudolf Stockem	0	0

Stephan Szukalski	0	0

Dr. Johannes Teyssen	0	0

Georg Thoma	2,250	0

Professor Dr. Klaus Rüdiger Trützschler	2,950	0

Total	10,483	34

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	504
Financial Report 2014	Related Party Transactions

The members of the Supervisory Board held 10,483 shares, amounting to less than 0.01 % of our shares as of February 23, 2015.

As listed in the “Number of share awards” column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2015.

As described in the “Management Report: Compensation Report: Compensation System for Supervisory Board Members”, 25 % of each member’s compensation for services as a member of the Supervisory Board for a given prior year is, rather than being paid in cash, converted into notional shares of Deutsche Bank in February of the following year. The cash value of the notional shares is paid to the member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the market price of the Deutsche Bank share near the payment date. The table in the section specified above shows the number of notional shares that were credited in February 2015 to members of the Supervisory Board as part of their 2014 compensation.

Related Party Transactions

For information on related party transactions please refer to Note 38 “Related Party Transactions”.

Auditing and Controlling

Audit Committee Financial Expert

The Supervisory Board determined that Dr. Paul Achleitner, John Cryan and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. These audit committee financial experts are “independent” of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the German Stock Corporation Act (AktG). In accordance with the provisions of Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG) as well as Section 25d (9) of the German Banking Act (KWG), they have the required expert knowledge in financial accounting and auditing. For a description of their experience, please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 496 to 500 of the Financial Report.

Compensation Control Committee Compensation Expert

Since January 1, 2014, pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. The Supervisory Board determined that Dr. Paul Achleitner and Professor Dr. Henning Kagermann, members of the Compensation Control Committee, fulfill the requirements of Section 25d (12) of the German Banking Act (KWG) and therefore have the required expertise and professional experience in risk management and risk controlling.

Code of Business Conduct and Ethics

Deutsche Bank’s Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern em-ployee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board and the Group Executive Committee. It reflects our values and believes. In addition, it

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	505
Financial Report 2014	Auditing and Controlling

forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a code of ethics with special obligations that apply to our “Senior Financial Officers”, which currently consist of Deutsche Bank’s Co-Chairmen of the Management Board, Chief Financial Officer, Head of Group Reporting and the members of the Group Finance Committee. There were no amendments or waivers to this code of ethics in 2014. Information regarding any future amendments or waivers will be published on Deutsche Bank’s code of ethics website, referred to below.

The current versions of the codes of ethics are available from Deutsche Bank’s website: www.deutsche-bank.com/ir/en/content/code_of_ethics.htm.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2013 and 2014 fiscal years, respectively.

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

Fee category in € m.	2014	2013
Audit fees	54	55

Audit-related fees	14	16

Tax-related fees	8	8

All other fees	2	0

Total fees [1]	78	79

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are currently not audited by KPMG. The decrease in Audit fees is mainly driven by additional costs caused by an extraordinary annual meeting in 2013. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

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

Deutsche Bank	4 – Corporate Governance Statement/Corporate Governance Report	506
Financial Report 2014	Auditing and Controlling

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

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2013 and 2014, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services in each category that was subject to such a waiver was less than 5 % for each year.

Deutsche Bank	507
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

5 –

Supplementary Information

509     Management Board

510    Supervisory Board

512     Advisory Boards

513    Group Five-Year Record

514    Declaration of Backing

515     Impressum / Publications

Deutsche Bank	5 – Supplementary Information	509
Financial Report 2014	Management Board

Management Board

Jürgen Fitschen

Co-Chairman

Anshuman Jain

Co-Chairman

Stefan Krause

Dr. Stephan Leithner

Stuart Wilson Lewis

Rainer Neske

Henry Ritchotte

Christian Sewing

since January 1, 2015

Deutsche Bank	5 – Supplementary Information	510
Financial Report 2014	Supervisory Board

Supervisory Board

Dr. Paul Achleitner

– Chairman

Munich

Alfred Herling*

– Deputy Chairman

Deutsche Bank AG,

Wuppertal

Frank Bsirske*

Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin

John Cryan

President Europe, Head Africa,

Head Portfolio Strategy,

Head Credit Portfolio, Temasek

International Pte Ltd.

(until July 31, 2014),

London

Dina Dublon

New York

Katherine Garrett-Cox

Chief Executive Officer of

Alliance Trust Plc,

Brechin, Angus

Timo Heider*

BHW Bausparkasse AG, Emmerthal

Sabine Irrgang*

Deutsche Bank AG,

Mannheim

Prof. Dr. Henning Kagermann

President of acatech – German Academy of Science and Engineering, Königs Wusterhausen

Martina Klee*

Deutsche Bank AG,

Frankfurt am Main

Suzanne Labarge

until June 30, 2014

Oakville

Peter Löscher

Chief Executive Officer

Renova Management AG,

Munich

Henriette Mark*

Deutsche Bank AG,

Munich

Louise Parent

since July 1, 2014

Of Counsel, Cleary Gottlieb Steen & Hamilton LLP,

New York

Gabriele Platscher*

Deutsche Bank Privat- und

Geschäftskunden AG,

Braunschweig

Bernd Rose*

Postbank GBR Filialbetrieb AG

and Postbank Filial GmbH,

Menden

Rudolf Stockem*

Trade Union Secretary of ver.di – Vereinte Dienstleistungsgewerkschaft, Aachen

Stephan Szukalski*

Deutsche Postbank AG,

Frankfurt am Main

Dr. Johannes Teyssen

Chairman of the Management Board of E.ON SE, Dusseldorf

Georg Thoma

Of Counsel, Shearman & Sterling LLP (Partner until December 31, 2014), Neuss

Prof. Dr. Klaus Rüdiger Trützschler

Essen

*	Elected by the employees in Germany

Deutsche Bank	5 – Supplementary Information	511
Financial Report 2014	Supervisory Board

Committees

Chairman’s Committee

Dr. Paul Achleitner

– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

Mediation Committee

Dr. Paul Achleitner

– Chairman

Alfred Herling*

Prof. Dr. Henning Kagermann

Stephan Szukalski*

Audit Committee

John Cryan

– Chairman

Dr. Paul Achleitner

Henriette Mark*

Gabriele Platscher*

Bernd Rose*

Prof. Dr. Klaus Rüdiger Trützschler

Risk Committee

Dina Dublon

– Chairperson (since January 28,

2015)

Dr. Paul Achleitner

(Chairman until January 28, 2015)

John Cryan

Suzanne Labarge

until June 30, 2014

Louise Parent

since July 1, 2014

Rudolf Stockem*

Nomination Committee

Dr. Paul Achleitner

– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

Dr. Johannes Teyssen

Integrity Committee

Georg Thoma

– Chairman

Dr. Paul Achleitner

Timo Heider*

Sabine Irrgang*

Martina Klee*

Peter Löscher

Compensation Control Committee

Dr. Paul Achleitner

– Chairman

Frank Bsirske*

Alfred Herling*

Prof. Dr. Henning Kagermann

*	Elected by the employees in Germany.

Deutsche Bank	512
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	5 – Supplementary Information	513
Financial Report 2014	Group Five-Year Record

Group Five-Year Record

Balance Sheet in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010

Total assets	1,708,703	1,611,400	2,022,275	2,164,103	1,905,630

Loans	405,612	376,582	397,377	412,514	407,729

Total liabilities[1]	1,635,481	1,566,434	1,968,035	2,109,443	1,855,262

Total shareholders’ equity[1]	68,351	54,719	54,001	53,390	48,819

Noncontrolling interests	253	247	239	1,270	1,549

Tier 1 capital[2]	50,695	50,717	50,483	49,047	42,565

Total regulatory capital[2]	63,072	55,464	57,015	55,226	48,688

Income Statement in € m.	2014	2013	2012	2011	2010
Net interest income	14,272	14,834	15,975	17,445	15,583

Provision for credit losses	1,134	2,065	1,721	1,839	1,274

Commissions and fee income[3]	12,409	12,308	11,809	11,878	10,669

Net gains (losses) on financial assets/liabilities at fair value through profit or loss[3]	4,299	3,817	5,608	2,724	3,354

Other noninterest income (loss)	969	956	344	1,181	(1,039)
Total noninterest income	17,677	17,082	17,761	15,783	12,984
Compensation and benefits	12,512	12,329	13,490	13,135	12,671

General and administrative expenses	14,654	15,126	15,017	12,657	10,133

Policyholder benefits and claims	289	460	414	207	485

Impairment of intangible assets	111	79	1,886	0	29

Restructuring activities	133	399	394	0	0
Total noninterest expenses	27,699	28,394	31,201	25,999	23,318
Income before income taxes	3,116	1,456	814	5,390	3,975
Income tax expense	1,425	775	498	1,064	1,645
Net income	1,691	681	316	4,326	2,330
Net income (loss) attributable to noncontrolling interests	28	15	53	194	20

Net income attributable to Deutsche Bank shareholders	1,663	666	263	4,132	2,310

Key figures	2014	2013	2012	2011	2010
Basic earnings per share[4]	€1.34	€0.64	€0.27	€4.25	€2.93

Diluted earnings per share[4]	€1.31	€0.62	€0.26	€4.11	€2.80

Dividends paid per share in period	€0.75	€0.75	€0.75	€0.75	€0.75

Return on average shareholders’ equity (post- tax)	2.7%	1.2%	0.5%	8.2%	5.5%

Pre-tax return on average shareholders’ equity	5.0%	2.6%	1.3%	10.2%	9.5%

Cost/income ratio	86.7%	89.0%	92.5%	78.2%	81.6%

Common Equity Tier 1 capital ratio[2]	15.2%	12.8%	11.4%	9.5%	8.7%

Tier 1 capital ratio[2]	16.1%	16.9%	15.1%	12.9%	12.3%

Total regulatory capital ratio[2]	17.2%	18.5%	17.1%	14.5%	14.1%

Employees (full-time equivalent)[5]	98,138	98,254	98,219	100,996	102,062

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]

Figures presented for 2014 are based on the transitional rules of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on “Basel 2.5”. Figures presented for 2010 are based on “Basel 2”. The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

[3]	Prior periods have been restated. For further details please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[4]

The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increases in June 2014 and October 2010.

[5]	Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Deutsche Bank	514
Financial Report 2014

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	5 – Supplementary Information	515
Financial Report 2014	Impressum / Publications

Impressum / Publications

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com

Investor Relations:

+49 69 9 10-3 80 80

db.ir@db.com

Publications relating to our financial reporting

Please note that Deutsche Bank Group’s annual report consists of two separate sections: Annual Review 2014 and Financial Report 2014.

— Annual Review 2014

    (German and English)

— Financial Report 2014

    (German and English)

— Corporate Responsibility

    Report 2014

    (German and English)

— Annual Financial

    Statements and

    Management Report of

    Deutsche Bank AG 2014

    (German and English)

How to order:

E-Mail – Internet

service-center@bertelsmann.de

www.db.com/14

Fax

+49 18 05 07 08 08

Phone

+49 18 05 80 22 00

Mail

arvato logistics services

Bestellservice Deutsche Bank

Gottlieb-Daimler-Straße 1

D-33428 Harsewinkel

Germany

Online

All publications relating to our financial reporting are available at:

www.db.com/14

Publication

Published on March 20, 2015.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2015 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Deutsche Bank	5 – Supplementary Information	516
Financial Report 2014	Impressum / Publications

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-1
Annual Report 2014 on Form 20-F

Supplemental Financial Information (Unaudited)

Industry Guide 3 Information

Amounts for 2014, 2013, 2012, 2011 and 2010 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.

Financial Condition

Average balance sheet based upon month-end balances

Average balance sheet and interest and similar income	2014			2013			2012
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Assets:[1]

Interest-earning deposits with banks:
In German offices	9,360	34	0.36%	30,508	65	0.21%	59,617	167	0.28%
In Non-German offices	79,336	649	0.82%	82,664	694	0.84%	79,988	761	0.95%

Total interest-earning deposits with banks	88,696	683	0.77%	113,172	759	0.67%	139,605	928	0.66%

Central bank funds sold and securities purchased under resale agreements:
In German offices	14,502	39	0.27%	21,528	40	0.18%	36,557	136	0.37%
In Non-German offices	13,243	369	2.79%	14,045	372	2.65%	12,918	626	4.85%

Total central bank funds sold and securities purchased under resale agreements	27,745	408	1.47%	35,573	412	1.16%	49,475	762	1.54%

Securities borrowed:
In German offices	154	0	0.00%	120	0	0.08%	117	0	0.05%
In Non-German offices[2]	24,563	(313)	(1.27) %	25,024	(375)	(1.50) %	29,693	(519)	(1.75) %

Total securities borrowed	24,717	(313)	(1.27) %	25,144	(375)	(1.49) %	29,810	(519)	(1.74) %

Interest-earning financial assets at fair value through profit or loss:
In German offices	29,780	633	2.13%	41,471	936	2.26%	43,377	1,066	2.46%
In Non-German offices	365,298	9,172	2.51%	420,367	9,793	2.33%	456,619	13,123	2.87%

Total interest-earning financial assets at fair value through profit or loss	395,078	9,805	2.48%	461,838	10,729	2.32%	499,996	14,189	2.84%

Financial assets available for sale:
In German offices	21,043	551	2.62%	26,737	728	2.72%	31,470	1,054	3.35%
In Non-German offices	34,448	886	2.57%	24,807	666	2.68%	16,359	536	3.27%

Total financial assets available for sale	55,491	1,437	2.59%	51,544	1,394	2.70%	47,829	1,589	3.32%

Loans:[3]
In German offices	216,371	6,546	3.03%	221,758	6,912	3.12%	231,155	7,961	3.45%
In Non-German offices	176,676	5,274	2.98%	167,738	5,029	3.00%	180,774	5,697	3.15%

Total loans	393,047	11,820	3.01%	389,496	11,941	3.07%	411,929	13,658	3.32%

Total other interest-earning assets	56,134	1,161	2.07%	59,895	741	1.24%	71,357	986	1.38%

Total interest-earning assets	1,040,908	25,001	2.40%	1,136,662	25,601	2.25%	1,250,002	31,594	2.53%

Cash and due from banks	18,111			20,551			19,435

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	258,290			302,888			381,168
In Non-German offices	278,504			351,880			473,572

All other assets	133,972			135,451			144,178

Allowance for credit losses	(5,288)			(5,044)			(4,384)

Total assets	1,724,497			1,942,388			2,263,970

% of assets attributable to Non-German offices	66%			65%			64%

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-2
Annual Report 2014 on Form 20-F

Average balance sheet and interest expense	2014			2013			2012
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:[1]

Interest-bearing deposits:

In German offices:
Time deposits	52,004	411	0.79%	50,737	484	0.95%	58,068	903	1.56%
Savings deposits	100,555	928	0.92%	104,983	1,131	1.08%	111,408	1,679	1.51%
Demand deposits	38,963	74	0.19%	51,253	134	0.26%	73,234	336	0.46%

Total in German offices	191,522	1,413	0.74%	206,973	1,749	0.84%	242,710	2,919	1.20%

In Non-German offices:
Time deposits	77,660	998	1.29%	107,684	992	0.92%	128,918	1,101	0.85%
Savings deposits	3,973	23	0.58%	7,845	40	0.52%	20,423	221	1.08%
Demand deposits	97,241	776	0.80%	87,443	579	0.66%	79,074	706	0.89%

Total in Non-German offices	178,874	1,797	1.00%	202,972	1,611	0.79%	228,415	2,028	0.89%

Total interest-bearing deposits	370,396	3,210	0.87%	409,945	3,360	0.82%	471,125	4,947	1.05%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	185	8	4.02%	3,226	7	0.23%	19,481	44	0.22%
In Non-German offices	24,381	152	0.62%	39,480	179	0.45%	53,574	271	0.51%

Total central bank funds purchased and securities sold under repurchase agreements	24,566	160	0.65%	42,706	186	0.44%	73,055	315	0.43%

Securities loaned:
In German offices[2]	21	0	(1.52) %	14	0	(2.09) %	12	0	3.27%
In Non-German offices[2]	3,813	(157)	(4.10) %	4,699	(215)	(4.58) %	6,690	(302)	(4.51) %

Total securities loaned	3,834	(157)	(4.09) %	4,713	(216)	(4.57) %	6,702	(301)	(4.49) %

Interest-bearing financial liabilities at fair value through profit or loss:
In German offices	13,714	259	1.89%	19,623	459	2.34%	22,096	728	3.30%
In Non-German offices	150,011	4,005	2.67%	182,394	4,076	2.23%	197,373	5,919	3.00%

Total interest-bearing financial liabilities at fair value through profit or loss	163,725	4,264	2.60%	202,017	4,535	2.24%	219,469	6,647	3.03%

Other short-term borrowings:
In German offices	1,077	15	1.41%	1,318	16	1.24%	3,140	22	0.69%
In Non-German offices	53,003	199	0.38%	69,142	269	0.39%	64,894	320	0.49%

Total other short-term borrowings	54,080	214	0.40%	70,460	285	0.40%	68,034	342	0.50%

Long-term debt and trust preferred securities:
In German offices	74,490	1,190	1.60%	77,107	1,078	1.40%	89,032	1,667	1.87%
In Non-German offices	75,680	1,477	1.95%	79,002	1,339	1.69%	89,873	1,862	2.07%

Total long-term debt and trust preferred securities	150,170	2,667	1.78%	156,109	2,417	1.55%	178,905	3,529	1.97%

Total other interest-bearing liabilities	84,943	371	0.44%	93,295	200	0.21%	102,083	140	0.14%

Total interest-bearing liabilities	851,714	10,729	1.26%	979,245	10,768	1.10%	1,119,374	15,619	1.40%

[1]	The allocation of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability.
[2]

Interest income and expense figures adjusted for 2013 to reflect the fees paid/received on securities borrowed/securities loaned transactions. 2012 comparative figures adjusted, please see Consolidated Financial Statements Note 1 “Significant Accounting Policies and Critical Accounting Estimates” for more detail.

[3]	Categories of loans include impaired loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-3
Annual Report 2014 on Form 20-F

Average balance sheet and interest expense	2014			2013			2012
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Noninterest-bearing deposits:
In German offices	129,720			115,984			89,541
In Non-German offices	34,637			28,288			26,615

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	233,796			279,090			361,378
In Non-German offices	282,043			349,330			464,498

All other noninterest-bearing liabilities	128,605			134,080			146,537

Total shareholders’ equity	61,410			56,080			55,597

Additional equity components	2,308			0			0

Noncontrolling interests	264			291			431

Total equity	63,982			56,371			56,028

Total liabilities and equity	1,724,497			1,942,388			2,263,970

% of liabilities attributable to Non-German offices[1]	60%			61%			61%

Rate spread	1.14%			1.15%			1.13%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.64%			1.59%			1.30%
In Non-German offices	1.26%			1.18%			1.27%

Total	1.37%			1.31%			1.28%

[1]	% for 2012 adjusted.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-4
Annual Report 2014 on Form 20-F

Analysis of changes in interest and similar income and interest expense

	2014 over 2013 due to changes in1			2013 over 2012 due to changes in1
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:

Interest-earning deposits with banks:
German offices	(31)	(60)	29	(102)	(68)	(34)
Non-German offices	(45)	(28)	(17)	(67)	25	(92)

Total interest-earning deposits with banks	(76)	(88)	12	(169)	(43)	(126)

Central bank funds sold and securities purchased under resale agreements:
German offices	0	(15)	15	(96)	(43)	(53)
Non-German offices	(4)	(22)	18	(253)	50	(303)

Total central bank funds sold and securities purchased under resale agreements	(4)	(37)	33	(349)	7	(356)

Securities borrowed:
German offices	0	0	0	0	0	0
Non-German offices	62	7	55	144	76	68

Total securities borrowed	62	7	55	144	76	68

Financial assets at fair value through profit or loss:
German offices	(303)	(251)	(52)	(130)	(46)	(84)
Non-German offices	(622)	(1,346)	724	(3,330)	(983)	(2,347)

Total financial assets at fair value through profit or loss	(925)	(1,597)	672	(3,460)	(1,029)	(2,431)

Financial assets available for sale
German offices	(177)	(150)	(27)	(326)	(145)	(181)
Non-German offices	221	249	(28)	130	239	(109)

Total financial assets available for sale	44	99	(55)	(196)	94	(290)

Loans:
German offices	(366)	(166)	(200)	(1,049)	(314)	(735)
Non-German offices	244	267	(23)	(668)	(399)	(269)

Total loans	(122)	101	(223)	(1,717)	(713)	(1,004)

Other interest-earning assets	420	(49)	469	(245)	(149)	(96)

Total interest and similar income	(601)	(1,564)	963	(5,992)	(1,757)	(4,235)

Interest expense:

Interest-bearing deposits:
German offices	(335)	(124)	(211)	(1,170)	(387)	(783)
Non-German offices	186	(207)	393	(417)	(214)	(203)

Total interest-bearing deposits	(149)	(331)	182	(1,587)	(601)	(986)

Central bank funds purchased and securities sold under repurchase agreements:
German offices	0	(13)	13	(36)	(37)	1
Non-German offices	(27)	(82)	55	(92)	(66)	(26)

Total central bank funds purchased and securities sold under repurchase agreements	(27)	(95)	68	(128)	(103)	(25)

Securities loaned:
German offices	0	0	0	(1)	0	(1)
Non-German offices	60	38	22	86	91	(5)

Total securities loaned	60	38	22	85	91	(6)

Financial liabilities at fair value through profit or loss:
German offices	(200)	(122)	(78)	(269)	(75)	(194)
Non-German offices	(71)	(791)	720	(1,844)	(423)	(1,421)

Total financial liabilities at fair value through profit or loss	(271)	(913)	642	(2,113)	(498)	(1,615)

Other short-term borrowings:
German offices	(1)	(2)	1	(5)	(5)	0
Non-German offices	(70)	(59)	(11)	(51)	20	(71)

Total other short-term borrowings	(71)	(61)	(10)	(56)	15	(71)

Long-term debt and trust preferred securities:
German offices	111	(38)	149	(589)	(204)	(385)
Non-German offices	138	(58)	196	(523)	(209)	(314)

Total long-term debt and trust preferred securities	249	(96)	345	(1,112)	(413)	(699)

Other interest-bearing liabilities	171	(19)	190	60	(13)	73

Total interest expense	(38)	(1,477)	1,439	(4,851)	(1,522)	(3,329)

Net change in net interest income	(563)	(87)	(476)	(1,141)	(235)	(906)

[1]	Changes due to combination of volume and rate are allocated proportionally.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-5
Annual Report 2014 on Form 20-F

Investment Portfolio (Securities Available for Sale)

Fair values of the Group’s investment portfolio

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Debt securities:
German government	14,370	9,076	9,942
U.S. Treasury and U.S. government agencies	235	1,571	169
U.S. local (municipal) governments	2,777	126	531
Other foreign governments	31,805	22,570	16,655
Corporates	8,512	9,248	14,527
Other asset-backed securities	646	943	1,113
Mortgage-backed securities, including obligations of U.S. federal agencies	236	53	727
Other debt securities	551	656	491

Total debt securities	59,132	44,242	44,155

Equity securities:
Equity shares	1,184	979	1,083
Investment certificates and mutual funds	99	98	222

Total equity securities	1,283	1,076	1,305

Total	60,415	45,319	45,460

Fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale

Dec 31, 2014		Gross unrealized holding
in € m.	Fair value	Gains	Losses	Amortized cost
Debt securities:
German government	14,370	282	48	14,136
U.S. Treasury and U.S. government agencies	235	0	4	238
U.S. local (municipal) governments	2,777	103	0	2,674
Other foreign governments	31,805	919	105	30,990
Corporates	8,512	472	13	8,052
Other asset-backed securities	646	58	0	587
Mortgage-backed securities, including obligations of U.S. federal agencies	236	1	0	235
Other debt securities	551	1	0	550

Total debt securities	59,132	1,838	169	57,463

Equity securities:
Equity shares	1,184	430	2	756
Investment certificates and mutual funds	99	5	1	94

Total equity securities	1,283	436	3	850

Total	60,415	2,274	172	58,313

The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2014:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	336	0.5%	6,655	1.5%	4,160	1.9%	3,219	3.7%	14,370	2.1%

U.S. Treasury and U.S. government agencies	182	0.7%	53	0.1%	0	0.0%	0	0.0%	235	0.5%

U.S. local (municipal) governments	1	2.8%	0	0.0%	0	0.0%	2,776	2.8%	2,777	2.8%

Other foreign governments	2,890	2.0%	18,224	1.7%	7,671	1.9%	3,020	1.6%	31,805	1.8%

Corporates	931	1.4%	4,095	3.5%	2,277	3.4%	1,208	5.2%	8,512	3.4%

Other asset-backed securities	42	2.7%	63	1.3%	228	5.4%	313	5.9%	646	5.0%

Mortgage-backed securities, including obligations of U.S. federal agencies	22	1.0%	43	0.8%	125	0.1%	46	0.1%	236	0.3%

Other debt securities	429	2.0%	15	1.4%	22	2.1%	85	0.7%	551	1.8%

Total fair value	4,833	1.7%	29,148	1.9%	14,483	2.1%	10,668	2.9%	59,132	2.1%

Total amortized cost	4,862		28,602		13,790		10,209		57,463

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-6
Annual Report 2014 on Form 20-F

Loans Outstanding

Analysis of the Group’s loan portfolio by industry sector and by the borrower’s country of domicile (in- or outside Germany)

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
German:
Banks and insurance	5,698	6,197	7,949	10,177	13,858
Manufacturing	8,583	7,428	8,463	9,154	8,266
Wholesale and retail trade	4,294	4,062	4,212	3,948	3,656
Households	137,163	135,123	131,047	126,462	121,641
Commercial real estate activities	19,275	20,418	20,762	21,093	20,396
Public sector	11,999	11,417	9,729	10,747	18,182
Lease financing	784	712	244	820	799
Other	15,093	15,599	16,675	17,746	20,732

Total German	202,888	200,956	199,081	200,147	207,530

Non-German:
Banks and insurance	18,504	18,903	19,900	25,131	24,940
Manufacturing	17,036	13,978	14,740	13,600	12,482
Wholesale and retail trade	11,420	9,903	12,814	11,097	9,981
Households	60,816	58,393	49,927	47,726	45,711
Commercial real estate activities	16,490	13,841	24,544	25,050	23,723
Public sector	4,819	4,811	5,649	5,665	5,931
Lease financing	381	718	636	859	1,521
Other	78,529	60,584	74,915	87,782	80,073

Total Non-German	207,995	181,130	203,125	216,910	204,362

Gross loans	410,883	382,086	402,206	417,057	411,892

(Deferred expense)/unearned income	58	(85)	137	381	867

Loan less (deferred expense)/unearned income	410,825	382,171	402,069	416,676	411,025

Included in the category Other is Fund Management activities exposure of € 12.1 billion, € 10.0 billion, € 16.8 billion, € 25.0 billion and € 28.0 billion for December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

Loan Maturities and Sensitivity to Changes in Interest Rates

Analysis of maturities of the Group’s loan portfolio (excluding lease financing)

Dec 31, 2014 in € m.	Within 1 year	After one but within five years	After 5 years	Total
German:
Banks and insurance	1,827	3,825	46	5,698
Manufacturing	5,751	2,417	415	8,583
Wholesale and retail trade	3,373	687	234	4,294
Households (excluding mortgages)	5,586	5,696	7,115	18,396
Households – mortgages	7,372	17,926	93,468	118,766
Commercial real estate activities	3,031	5,855	10,388	19,275
Public sector	6,688	2,475	2,836	11,999
Other	7,122	5,263	2,708	15,093

Total German	40,751	44,145	117,209	202,104

Non-German:
Banks and insurance	16,875	1,246	383	18,504
Manufacturing	11,429	4,362	1,245	17,036
Wholesale and retail trade	8,309	2,214	896	11,420
Households (excluding mortgages)	14,427	8,971	3,046	26,443
Households – mortgages	3,334	2,663	28,377	34,373
Commercial real estate activities	4,945	8,329	3,217	16,490
Public sector	1,269	848	2,703	4,819
Other	36,979	24,554	16,996	78,529

Total Non-German	97,565	53,186	56,863	207,614

Gross loans	138,316	97,331	174,072	409,718

(Deferred expense)/unearned income	125	148	(215)	58

Loans less (deferred expense)/unearned income	138,191	97,183	174,286	409,660

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-7
Annual Report 2014 on Form 20-F

Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date

Dec 31,2014 in € m.	After one but within 5 years	After 5 years	Total
Fixed rate loans	79,416	146,358	225,775
Floating or adjustable rate loans	17,914	27,713	45,628

Total	97,331	174,072	271,402

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

Loans 90 days or more Past Due and still accruing

Exposure of loans carried at amortized cost which were 90 days or more past due and still accruing for the last five years

in € m.	Dec 31, 2014	Dec 31, 2013[1]	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
German	499	745	336	403	288

Non-German	148	238	118	147	14

Total loans 90 days or more past due and still accruing	647	983	454	550	302

[1]	Amount for December 31, 2013, was adjusted for 90 days past due and still accruing loans by € 298 million erroneously not included in prior disclosure.

Impaired Loans

Breakdown of the Group’s IFRS impaired loans by region based on the borrower’s country of domicile

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2010[1]
Germany	3,499	3,261	3,615	3,721	2,051

Western Europe (excluding Germany)	4,986	5,832	5,476	4,665	2,597

Eastern Europe	259	252	344	241	267

North America	425	590	626	1,133	1,150

Central and South America	3	32	41	40	43

Asia/Pacific	174	175	233	270	182

Africa	1	1	0	0	23

Other	1	0	0	0	0

Total impaired loans	9,348	10,143	10,335	10,070	6,313

[1]	Numbers for 2011 and 2010 adjusted.

Breakdown of the Group’s IFRS impaired loans by industry sector of the borrower

in € m.	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2010[1]
Banks and insurance	0	45	53	118	81

Fund management activities	64	93	128	917	833

Manufacturing	757	811	926	831	610

Wholesale and retail trade	591	661	554	468	324

Households	3,750	3,671	3,707	3,402	2,143

Commercial real estate activities	2,047	2,683	3,358	2,945	975

Public sector	50	39	0	0	0

Other	2,090	2,139	1,609	1,389	1,347

Total impaired loans	9,348	10,143	10,335	10,070	6,313

[1]	Numbers for 2011 and 2010 adjusted.

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-8
Annual Report 2014 on Form 20-F

in € m.	2014
German loans:
Gross amount of interest that would have been recorded at original rate	152
Less interest, net of reversals, recognized in interest revenue	42

Reduction of interest revenue	111

Non-German loans:
Gross amount of interest that would have been recorded at original rate	125
Less interest, net of reversals, recognized in interest revenue	53

Reduction of interest revenue	72

Total reduction of interest revenue	183

Renegotiated Loans

Breakdown of the Group’s renegotiated loans representing our troubled debt restructurings

in € m.	Dec 31, 2014	Dec 31, 2013[1]	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Renegotiated loans considered nonimpaired
German	436	383	210	114	65
Non-German	386	399	678	950	753

Total renegotiated loans considered nonimpaired	821	783	888	1,064	818

Renegotiated loans considered impaired
German	904	709	309	252	96
Non-German	1,038	1,140	1,317	1,102	301

Total renegotiated loans considered impaired	1,942	1,849	1,626	1,354	397

Renegotiated loans
German	1,339	1,092	519	366	160
Non-German	1,424	1,539	1,995	2,052	1,055

Total renegotiated loans	2,763	2,632	2,514	2,418	1,215

[1]	Amount for December 31, 2013, was adjusted for renegotiated loan by € 270 million, erroneously not included in prior disclosure.

The level of renegotiated loans as of December 31, 2014 is nearly unchanged compared to last year. In 2014, renegotiated impaired loans increased mainly by individually assessed items within Germany in NCOU and CB&S and were nearly off-set outside Germany due to reductions mainly within NCOU. The level of non-impaired renegotiated loans in 2014 within Germany increased by individually assed items. In 2013, the level of the Group’s renegotiated loans increased by € 118 million or 4.7 % to € 2.6 billion compared to prior year-end. Reductions recorded for non-impaired loans were primarily due to one commercial real estate loan to a counterparty in Western Europe (excluding Germany) which was consolidated due to the Group obtaining control over the structured entity borrowers during the second quarter of 2013. The renegotiated loans considered impaired increased due to individually assessed items Germany in the Group’s core business for which a small number of new provisions were required. In 2012, renegotiated loans increased by € 96 million or 4%. The key driver for the decrease in 2012 in Non-German renegotiated loans considered non-impaired was a single loan amounting to € 435 million within the Group’s leveraged finance activities in Western Europe (excluding Germany) which became impaired and was partially written off. Excluding this single item, non-German renegotiated loans considered nonimpaired have increased in line with the Group’s total renegotiated loans position. In 2011, increases included several large transactions in the Group’s commercial real estate activities through the Group’s entities in the UK and the Americas as well as in subsidiaries the Group acquired in 2010 in Germany. Renegotiated loans also increased to a lesser extent in Spain due to the deteriorating home finance market.

It should be noted that these renegotiations are not part of a special modification or restructuring program such as the Fannie Mae “Home Affordable Modification Program”. Rather, new terms (for example modification of interest rates, principal amounts, interest due, maturities, etc.) were arranged depending on the requirements of the individual renegotiation.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-9
Annual Report 2014 on Form 20-F

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2014, 2013 and 2012. Offsetting of local country claims is done by third party liabilities of the respective foreign offices that represent legal obligations of the foreign offices and for which no payment is guaranteed at locations outside of the country of the office. As of December 31, 2014, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2014 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	7,662	30,096	125,879	10,645	29,982	204,264	11.95%

Great Britain	6,816	6,777	52,563	3,579	43,348	113,083	6.62%

France	5,157	13,802	19,174	6,221	–	44,354	2.60%

Luxembourg	7,712	8,706	23,328	3,395	879	44,020	2.58%

Netherlands	4,210	9,562	22,930	3,848	112	40,662	2.38%

Italy	9,662	18,914	7,840	446	3,228	40,090	2.35%

Spain	6,865	3,579	8,134	738	4,737	24,053	1.41%

China	7,205	1,354	9,067	605	42	18,273	1.07%

Ireland	985	1,115	14,238	1,079	839	18,256	1.07%

Switzerland	2,138	421	9,909	3,813	1,098	17,379	1.02%

India	3,884	551	5,940	235	2,846	13,456	0.79%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2013 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	9,301	35,837	101,532	7,751	107,383	261,804	16.25%

Great Britain	8,073	9,506	44,878	2,524	47,587	112,568	6.99%

Luxembourg	8,226	6,597	46,089	1,559	398	62,869	3.90%

France	4,754	16,799	14,889	7,430	–	43,872	2.72%

Netherlands	3,228	11,917	18,246	4,256	219	37,866	2.35%

Italy	6,156	21,707	7,583	621	4,877	40,944	2.54%

Japan	2,002	2,253	16,195	238	7,112	27,800	1.73%

Spain	6,726	4,492	5,998	975	5,266	23,457	1.46%

Cayman Islands	76	–	10,562	426	9,277	20,341	1.26%

Switzerland	1,945	555	9,309	3,928	1,487	17,224	1.07%

China	6,867	622	6,403	259	45	14,196	0.88%

Australia	1,549	1,327	5,515	205	5,623	14,219	0.88%

Ireland	1,122	507	9,152	705	887	12,373	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2012 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	8,620	40,840	95,480	10,283	323,473	478,696	23.79%

Great Britain	18,398	7,615	60,911	2,966	27,012	116,902	5.81%

Luxembourg	7,098	2,549	41,569	2,470	487	54,173	2.69%

France	6,387	15,705	18,500	6,844	–	47,436	2.36%

Netherlands	3,190	7,899	19,076	4,222	195	34,582	1.72%

Japan	2,485	2,908	10,625	271	13,269	29,558	1.47%

Italy	5,640	11,974	6,774	1,196	1,807	27,391	1.36%

Spain	7,084	4,115	6,537	681	6,580	24,997	1.24%

Switzerland	2,625	812	10,591	3,772	1,323	19,123	0.95%

Cayman Islands	325	124	12,223	1,846	2,659	17,177	0.85%

[1]	Other includes commercial and industrial, insurance and other loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-10
Annual Report 2014 on Form 20-F

Allowance for Loan Losses

Breakdown of the movements in the Group’s allowance for loan losses

in € m. (unless stated otherwise)	2014	2013	2012[1]	2011	2010
Balance, beginning of year	5,589	4,692	4,158	3,296	3,343

Charge-offs:

German:
Banks and insurance	0	0	(1)	(2)	(5)
Manufacturing	(52)	(79)	(42)	(93)	(43)
Wholesale and retail trade	(60)	(17)	(42)	(26)	(32)
Households (excluding mortgages)	(167)	(192)	(265)	(273)	(338)
Households – mortgages	(142)	(64)	(60)	(26)	(26)
Commercial real estate activities	(92)	(26)	(11)	(13)	(22)
Public sector	0	0	0	0	0
Other	(60)	(95)	(71)	(112)	(49)

German total	(574)	(474)	(491)	(546)	(515)

Non-German total	(1,076)	(741)	(789)	(519)	(928)

Total charge-offs	(1,650)	(1,215)	(1,281)	(1,065)	(1,443)

Recoveries:

German:
Banks and insurance	0	0	0	1	1
Manufacturing	9	10	10	18	14
Wholesale and retail trade	3	3	6	8	6
Households (excluding mortgages)	26	64	106	93	63
Households – mortgages	40	38	15	1	4
Commercial real estate activities	3	2	2	3	4
Public sector	0	0	0	0	0
Other	14	18	19	17	20

German total	95	136	158	142	112

Non-German total	46	26	37	26	31

Total recoveries	141	162	195	168	143

Net charge-offs	(1,509)	(1,053)	(1,086)	(897)	(1,300)

Provision for loan losses	1,129	2,060	1,728	1,832	1,313

Other changes (i.e., exchange rate changes, changes in the group of consolidated companies)	3	(110)	(107)	(69)	(60)

Balance, end of year	5,212	5,589	4,692	4,162	3,296

Percentage of total net charge-offs to average loans for the year	0.37%	0.28%	0.27%	0.22%	0.45%

[1]	Allowance, beginning of year 2012 differs from Allowance, end of year 2011 due to changes in consolidation rules according to IFRS 10.

The Group’s allowance for loan losses as of December 31, 2014 was € 5.2 billion, 55 % of which is related to collectively assessed and 45 % to individually assessed loan losses. The reduction in the allowance for loan losses of € 376 million compared to prior year end mainly relates to € 1.5 billion net charge-offs largely offset by € 1.1 billion of additional loan loss provisions.

The Group’s provision for loan losses decreased by € 930 million or 45 % in 2014 compared with 2013. The reduction in our individually assessed loan portfolio of € 878 million reflects material reductions across all businesses. The reduction in NCOU was driven by decreased provision for credit losses in IAS 39 reclassified and commercial real estate assets, while the performance in our Core bank benefited from increased releases and a non-recurrence of large single name bookings. Provisions for our collectively assessed portfolio decreased compared to prior year reflecting among other factors the ongoing good environment in the German credit market.

The main driver of the increase in charge-offs against our individually assessed loan portfolio was an alignment of processes in Postbank. This alignment resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income. Additionally, higher charge-offs in GTB relating to a single client credit event in the prior year contributed to the overall increase which was partly offset by reductions in charge-offs for IAS 39

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-11
Annual Report 2014 on Form 20-F

reclassified assets. The increase in charge-offs against our collectively assessed loan portfolio mainly related to the disposal of impaired loan portfolios in Italy.

The Group’s allowance for loan losses as of December 31, 2013 was attributable 51 % to individually assessed and 49 % to collectively assessed loan losses. The net increase in the allowance for loan losses of € 897 mil-lion compared with prior year end results from additions of € 2.1 billion partly offset by € 1.1 billion of net charge-offs and € 110 million other changes, such as accretion of interest on impaired loans and foreign exchange effects.

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

The Group’s provision for loan losses showed an increase of € 520 million or 40 % in 2011, thereof € 345 mil-lion or 61 % related to individually assessed loans, and € 175 million or 23 % related to the Group’s collectively assessed loan portfolios. The rise in individually assessed provision for loan losses was driven by the first time consolidation of Postbank and furthermore reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall challenging global economic credit environment. Reduced provisioning levels for IAS 39 reclassified assets partly compensated these increases. Loan loss provisions for the Group’s collectively assessed loan portfolios, which increased by 23 % compared to 2010, were also affected by the first time consolidation of Postbank. Excluding Postbank, the loan loss provision for the Group’s collectively

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-12
Annual Report 2014 on Form 20-F

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

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2014, 64 % of the Group’s total allowance was attributable to non-German clients compared to 65 % as of December 31, 2013.

in € m.	2014	2013	2012	2011	2010
Balance, beginning of year	3,612	2,968	2,509	2,284	2,391

Provision for loan losses	724	1,438	1,152	751	820

Net charge-offs	(1,030)	(715)	(752)	(493)	(897)
Charge-offs	(1,076)	(741)	(789)	(519)	(928)
Recoveries	46	26	37	26	31

Other changes (i.e., exchange rate changes, changes in the group of consolidated companies)	34	(80)	59	(33)	(30)

Balance, end of year	3,339	3,612	2,968	2,509	2,284

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-13
Annual Report 2014 on Form 20-F

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (unless stated otherwise)	Dec 31, 2014		Dec 31, 2013		Dec 31, 2012		Dec 31, 2011		Dec 31, 2010
German:

Individually assessed loan loss allowance:
Banks and insurance	0	1%	2	2%	1	2%	13	2%	1	3%
Manufacturing	213	2%	236	2%	277	2%	252	2%	236	2%
Households (excluding mortgages)	152	4%	139	5%	94	5%	78	4%	42	4%
Households – mortgages	6	29%	11	30%	14	28%	12	26%	4	25%
Public sector	0	3%	0	3%	0	2%	0	3%	0	5%
Wholesale and retail trade	82	1%	129	1%	111	1%	112	1%	95	1%
Commercial real estate activities	78	5%	149	5%	157	5%	241	5%	46	5%
Other	209	4%	197	4%	128	4%	124	4%	135	5%

Individually assessed loan loss allowance German total	740		864		782		832		559

Collectively assessed loan loss allowance	1,133		1,113		942		821		453

German total	1,873	50%	1,977	53%	1,724	49%	1,653	48%	1,012	50%

Non-German:

Individually assessed loan loss allowance	1,624		1,993		1,484		1,179		1,084

Collectively assessed loan loss allowance	1,715		1,619		1,484		1,327		1,200

Non-German total	3,339	50%	3,612	47%	2,968	51%	2,507	52%	2,284	50%

Total allowance for loan losses	5,212	100%	5,589	100%	4,692	100%	4,162	100%	3,296	100%

Total individually assessed loan loss allowance	2,364		2,857		2,266		2,011		1,643

Total collectively assessed loan loss allowance	2,849		2,732		2,426		2,150		1,653

Total allowance for loan losses	5,212		5,589		4,692		4,162		3,296

Deposits

The amount of other time deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 38.7 billion as of December 31, 2014, thereof with maturities within three months € 12.2 billion, after three months but within six months € 12.7 billion, after six months but within one year € 6.6 billion and after one year € 7.1 billion. The amount of certificates of deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 2.8 billion as of December 31, 2014, thereof with maturities within three months € 145 million and after six months but within one € 2.7 billion.

The amount of certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by non-German offices was € 36.0 billion as of December 31, 2014.

Total deposits by foreign depositors in German offices were € 38.4 billion, € 24.8 billion and € 40.2 billion as of December 31, 2014, 2013 and 2012, respectively.

Return on Equity and Assets

	2014	2013	2012
Return on average shareholders’ equity (post-tax)[1]	2.71%	1.19%	0.47%

Return on average total assets (post-tax)[2]	0.10%	0.03%	0.01%

Equity to assets ratio[3]	3.56%	2.89%	2.46%

Dividend payout ratio:[4]
Basic earnings per share	56%	112%	0%

Diluted earnings per share	57%	115%	0%

N/M – Not meaningful

[1]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.
[2]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.
[3]	Average shareholders’ equity as a percentage of average total assets for each year.
[4]	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-14
Annual Report 2014 on Form 20-F

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

in € m. (unless stated otherwise)	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	10,887	13,381	36,144
Average balance[1]	24,566	42,706	73,055
Maximum balance at any month-end	42,492	75,762	97,443
Weighted-average interest rate during the year	0.65%	0.44%	0.43%
Weighted-average interest rate on year-end balance	1.25%	0.32%	0.55%

Securities loaned:
Balance, end of year	2,339	2,106	3,133
Average balance[1]	3,834	4,562	6,482
Maximum balance at any month-end	4,443	6,837	12,179
Weighted-average interest rate during the year	(4.08) %	(4.57) %	(4.49) %
Weighted-average interest rate on year-end balance	1.01%	0.25%	0.64%

Commercial paper:
Balance, end of year	14,787	20,852	23,616
Average balance[1]	21,472	24,936	25,500
Maximum balance at any month-end	25,738	28,496	27,299
Weighted-average interest rate during the year	0.43%	0.37%	0.44%
Weighted-average interest rate on year-end balance	0.49%	0.29%	0.48%

Other:
Balance, end of year	28,144	38,915	46,044
Average balance[1]	32,608	45,524	42,535
Maximum balance at any month-end	39,034	49,770	47,959
Weighted-average interest rate during the year	0.38%	0.43%	0.54%
Weighted-average interest rate on year-end balance	0.34%	0.32%	0.47%

[1]	Based upon month-end balances.

Non-GAAP Financial Measures

As discussed on pages 4 and 5 of the Annual Report 2014 on Form 20-F, this document and other documents Deutsche Bank Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 46 % for 2014, 53 % for 2013, and 61 % for 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rate was 34 % for 2014, 42 % for 2013, and 35 % for 2012.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-15
Annual Report 2014 on Form 20-F

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

IBIT attributable to Deutsche Bank shareholders

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	3,116	1,456	814	1,660	114	642	79

Less income (loss) before income taxes attributable to noncontrolling interests	(28)	(15)	(64)	(13)	82	48	(76)

IBIT attributable to Deutsche Bank shareholders	3,088	1,441	750	1,647	114	691	92

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework. Prior periods for 2013 and 2012 have been adjusted accordingly. Please refer to Note 4 “Business Segments and Related Information” of the consolidated financial statements for information on how average active equity is allocated to our business segments.

Average Active Equity

in € m.				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
(unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Average shareholders’ equity	61,410	56,080	55,597	5,330	10	483	1

Average dividend accruals	(785)	(646)	(670)	(139)	21	24	(4)

Average active equity	60,624	55,434	54,927	5,190	9	507	1

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders (i.e., excluding pre-tax and post-tax noncontrolling interests), as a percentage of average shareholders’ equity.

Pre- and Post-Tax Return

in % (unless stated otherwise)	2014	2013	2012	2014 increase (decrease) from 2013	2013 increase (decrease) from 2012
Pre-tax return on average shareholders’ equity	5.0%	2.6%	1.3%	2.4 ppt	1.3 ppt

Pre-tax return on average active equity	5.1%	2.6%	1.4%	2.5 ppt	1.2 ppt

Post-tax return on average shareholders’ equity	2.7%	1.2%	0.5%	1.5 ppt	0.7 ppt

Post-tax return on average active equity	2.7%	1.2%	0.5%	1.5 ppt	0.7 ppt

Leverage Ratio

As part of its balance sheet management, the Group uses a fully loaded CRR/CRD 4 leverage ratio, which is Tier 1 capital on a fully loaded basis as a percentage of the CRR/CRD 4 exposure measure (which is derived by applying adjustments to IFRS total assets). Such non-GAAP financial measure is described in “Management Report: Risk Report: Balance Sheet Management”. This measure is calculated based on the Group’s current interpretation of rules and might therefore vary from the assumptions and estimates applied by the Group’s competitors. Accordingly, the fully loaded CRR/CRD 4 leverage ratio may not be comparable with similarly labeled measures used by the Group’s competitors.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-16
Annual Report 2014 on Form 20-F

The following table shows the reconciliation of the exposure measures under IFRS against estimated pro forma CRR/CRD 4 exposure measures as of December 31, 2013 not taking into account recent revisions to the leverage ratio rules:

in € m. (unless stated otherwise)	Dec 31, 2013
Total assets as per published financial statements	1,611

Adjustments for derivative financial instruments	(135)

Adjustments for securities financing transactions	(163)

Adjustment for off-balance sheet items	199

Other adjustments	(67)

Pro forma leverage ratio exposure	1,445

Tier 1 capital fully loaded	34.0

Pro forma leverage Ratio - using a fully loaded definition of Tier 1 capital (in %)	2.4

On October 10, 2014, the European Commission adopted a delegated act published on January 17, 2015. The delegated act leads to substantial changes in the calculation of the leverage exposure measure for the leverage ratio under a revised CRR/CRD 4 framework. A description of the changes and the Group’s estimate of the potential impact of the revised CRR/CRD 4 rules on the leverage exposure measure and the leverage ratio is provided in “Management Report: Risk Report: Balance Sheet Management”.

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

Tangible Book Value

				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
in € m. (unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	68,351	54,719	54,001	13,633	25	718	1

Goodwill and other intangible assets	(14,951)	(13,932)	(14,219)	(1,019)	7	287	(2)

Tangible shareholders’ equity (Tangible book value)	53,400	40,786	39,782	12,613	31	1,005	3

Basic Shares Outstanding

				2014 increase (decrease) from 2013		2013 increase (decrease) from 2012
in € m. (unless stated otherwise)	2014	2013	2012	in € m.	in %	in € m.	in %
Number of shares	1,379.3	1,068.5	974.2	310.7	29.1	94.3	9.7

Shares outstanding:
Treasury shares	(0.3)	(0.2)	(0.3)	(0.1)	44.4	0.2	(45.5)
Vested share awards	6.8	8.8	12.7	(2.0)	(22.9)	(3.9)	(30.9)

Basic shares outstanding[1]	1,385.8	1,077.1	986.6	308.7	28.7	90.6	9.2

Book value per basic share outstanding	49.32	50.80	54.74	(1.48)	(2.9)	(3.94)	(7.2)

Tangible book value per basic share outstanding	38.53	37.87	40.32	0.66	1.7	(2.45)	(6.1)

[1]

The basic shares outstanding have been adjusted for comparative periods in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

Cost-income ratio (adjusted) and Post-tax return on average active equity (adjusted)

In connection with the implementation of the Group’s communicated strategy, Deutsche Bank has announced aspirations, at the Group level and with respect to the CB&S Corporate Division, for its cost-income ratio (adjusted) and its post-tax return on average active equity (adjusted), both of which are non-GAAP financial measures.

Cost-income ratio (adjusted) is calculated by dividing adjusted cost base (described below) by net revenues (reported).

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-17
Annual Report 2014 on Form 20-F

Post-tax return on average active equity (adjusted) is calculated by dividing net income attributable to Deutsche Bank shareholders (adjusted) (described below) by average active equity (described above).

Adjusted cost base is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted cost base is calculated by adjusting noninterest expenses under IFRS for (i) the costs-to-achieve (CtA) of the Group’s Operational Excellence (OpEx) program, (ii) other severances, (iii) policyholder benefits and claims, (iv) litigation expenses, (v) impairment of goodwill and other intangible assets and (vi) other specific cost items.

IBIT attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure income before income taxes (IBIT). It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (which, as described above, is itself a non-GAAP financial measure based on income before income taxes (IBIT) under IFRS) for (i) CRR/CRD 4 CVA (mark-to-market movements on related hedges), DVA and FVA, (ii) OpEx CtA, (iii) other severances, (iv) litigation expenses and (v) impairment of goodwill and other intangible assets.

Net income attributable to Deutsche Bank shareholders (adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure net income. It is calculated by adjusting IBIT attributable to Deutsche Bank shareholders (adjusted) for the income tax expense (benefit) impact for the period.

Valuation Adjustments

The reconciliation for determining adjusted Group and CB&S IBIT and Net Income identifies the Credit Valuation Adjustment (CVA), the Debt Valuation Adjustment (DVA) and the Funding Valuation Adjustment (FVA) as adjusting items.

As described in Note 14 ‘Financial Instruments Carried at Fair Value’ counterparty, CVA is applied to derivative positions and is determined by assessing the potential credit exposure to a given counterparty. The calculation of CVA takes into account any collateral held, the effect of netting agreements, expected loss given default and the credit risk, based on available market information, including credit default swap spreads.

CVAs result in charges to the Group’s Risk Weighted Asset (RWAs) under the CRR/CRD 4 capital rules. The Group has sought to mitigate these RWA charges through hedging with credit default swaps. These regulatory capital hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit and loss that are reported as a revenue item. These CVA regulatory hedge-related movements are identified in the reconciling items in the calculation of adjusted IBIT and net income as “CVA”.

DVA incorporates the impact of the Group’s own credit risk in the fair valuing of financial liabilities, including derivative contracts. Profit and loss movements resulting from DVA are identified in the reconciling items in the calculation of adjusted IBIT and net income as “DVA”.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized. Profit and loss movements resulting from FVA are identified in the reconciling items in the calculation of adjusted IBIT and net income as “FVA”.

The Group believes that the presentation of these measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S-18
Annual Report 2014 on Form 20-F

Reconciliation of the movement of reported to adjusted parameters

in € m.	Dec 31, 2014		Dec 31, 2013
(unless stated otherwise)	CB&S	Group	CB&S	Group
Net revenues (reported)	13,742	31,949	13,526	31,915

Valuation Adjustments (CVA/DVA/FVA)[1]	(299)	(336)	(201)	(646)

Net revenues (adjusted)	14,042	32,285	13,727	32,561

Noninterest expenses (reported)	(10,348)	(27,699)	(10,162)	(28,394)

Cost-to-Achieve[2]	(425)	(1,299)	(313)	(1,331)

Other Severance	(46)	(118)	(26)	(69)

Policyholder benefits and claims	0	(289)	0	(460)

Litigation	(586)	(1,571)	(1,142)	(3,036)

Impairment of Goodwill and Intangibles	0	(111)	0	(79)

Other specific cost items[3]	(85)	(542)	0	(271)

Adjusted cost base	(9,205)	(23,768)	(8,680)	(23,147)

Income (loss) before income taxes (reported)	3,266	3,116	3,158	1,456

Income (loss) before income taxes attributable to noncontrolling interests[4]	0	(28)	0	(15)

IBIT attributable to Deutsche Bank shareholders	3,266	3,088	3,158	1,441

Valuation Adjustments (CVA/DVA/FVA)[1]	(299)	(336)	(201)	(646)

Cost-to-Achieve[2]	(425)	(1,299)	(313)	(1,331)

Other Severance	(46)	(118)	(26)	(69)

Litigation	(586)	(1,571)	(1,142)	(3,036)

Impairment of Goodwill and Intangibles	0	(111)	0	(79)

IBIT attributable to Deutsche Bank shareholders (adjusted)	4,623	6,524	4,841	6,602

Cost/income ratio (reported)		87%		89%

Cost/income ratio (adjusted)		74%		73%

Average Active Equity (full year)	24,204	60,624	20,161	55,434

Post-tax return on average active equity based on net income (loss) (reported)[5]	9%	3%	9%	1%

Post-tax return on average active equity based on net income (loss) (adjusted)[5,6]	13%	7%	15%	8%

[1]	CRR/CRD 4 Credit Valuation Adjustment (CVA), Debt Valuation Adjustment (DVA), Funding Valuation Adjustment (FVA).
[2]	Includes CtA related to Postbank, Investment and OpEx.
[3]	Includes smaller specific one-offs and impairments including, in 2014, a charge for Group of € 400 million on loan processing fees.
[4]	Within income before income taxes of the Segments, noncontrolling interests are reflected as expenses.
[5]	Based on net income attributable to Deutsche Bank shareholders.
[6]	Calculation is based on an adjusted tax rate of 34 % for the year ended December 31, 2014 and 36 % for the year ended December 31, 2013.

Deutsche Bank	Imprint	S-19
Annual Report 2014 on Form 20-F

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com