Form 20-F
period 2015-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2016-03-11
CIK 1159508

As filed with the Securities and Exchange Commission on March 11, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Peter Burrill, +49-69-910-31781, peter.burrill@db.com, Taunusanlage 12, 60325 Frankfurt am Main, Germany

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

Ordinary Shares, no par value	1,378,898,267

(as of December 31, 2015)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

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

Item 17 ☐            Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐            No ☒

Deutsche Bank	2
Annual Report 2015 on Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 29, 2016).

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	New York Stock Exchange

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

Fixed to Fixed Reset Rate Subordinated Tier 2 Notes Due 2028	New York Stock Exchange

4.50 % Fixed Rate Subordinated Tier 2 Notes Due 2025	New York Stock Exchange

DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca

DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

DB German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

DB 3x German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB 3x Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

ELEMENTS “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

ELEMENTS Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

FI Enhanced Global High Yield Exchange Traded Notes Linked to the MSCI World High Dividend Yield USD Gross Total Return Index due October 12, 2023	NYSE Arca
*	For listing purpose only, not for trading.

3	Deutsche Bank
Annual Report 2015 on Form 20-F

Table of Contents – 3
PART I – 8
Item 1: Identity of Directors, Senior Management and Advisers – 8
Item 2: Offer Statistics and Expected Timetable – 8
Item 3: Key Information – 8
Selected Financial Data – 8
Dividends – 10
Exchange Rate and Currency Information – 11
Capitalization and Indebtedness – 12
Reasons for the Offer and Use of Proceeds – 12
Risk Factors – 13
Item 4: Information on the Company – 41
History and Development of the Company – 41
Business Overview – 41
Our Corporate Divisions – 47
The Competitive Environment – 47
Regulation and Supervision – 52
Organizational Structure – 72
Property and Equipment – 72
Information Required by Industry Guide 3 – 73
Item 4A: Unresolved Staff Comments – 73
Item 5: Operating and Financial Review and Prospects – 73
Overview – 73
Significant Accounting Policies and Critical Accounting Estimates – 73
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements – 74
Operating Results – 74
Results of Operations – 75
Financial Position – 75
Liquidity and Capital Resources – 75
Post-Employment Benefit Plans – 75
Exposure to Monoline Insurers – 75
Off-Balance Sheet Arrangements – 76
Tabular Disclosure of Contractual Obligations – 76
Research and Development, Patents and Licenses – 76
Item 6: Directors, Senior Management and Employees – 76
Directors and Senior Management – 76
Board Practices of the Management Board – 79
Group Executive Committee – 80
Compensation – 80
Employees – 80
Share Ownership – 80
Item 7: Major Shareholders and Related Party Transactions – 81
Major Shareholders – 81
Related Party Transactions – 81
Interests of Experts and Counsel – 83
Item 8: Financial Information – 83
Consolidated Statements and Other Financial Information – 83
Significant Changes – 89

Deutsche Bank	4
Annual Report 2015 on Form 20-F

Item 9: The Offer and Listing – 89
Offer and Listing Details and Markets – 89
Plan of Distribution – 90
Selling Shareholders – 90
Dilution – 90
Expenses of the Issue – 90
Item 10: Additional Information – 91
Share Capital – 91
Memorandum and Articles of Association – 91
Notification Requirements – 95
Material Contracts – 97
Exchange Controls – 97
Taxation – 98
Dividends and Paying Agents – 101
Statement by Experts – 101
Documents on Display – 101
Subsidiary Information – 101
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – 102
Item 12: Description of Securities other than Equity Securities – 102
PART II – 103
Item 13: Defaults, Dividend Arrearages and Delinquencies – 103
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds – 103
Item 15: Controls and Procedures – 103
Disclosure Controls and Procedures – 103
Management’s Annual Report on Internal Control over Financial Reporting – 103
Report of Independent Registered Public Accounting Firm – 104
Change in Internal Control over Financial Reporting – 105
Item 16A: Audit Committee Financial Expert – 105
Item 16B: Code of Ethics – 105
Item 16C: Principal Accountant Fees and Services – 106
Item 16D: Exemptions from the Listing Standards for Audit Committees – 106
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers – 106
Item 16F: Change in Registrant’s Certifying Accountant – 107
Item 16G: Corporate Governance – 107
Item 16H: Mine Safety Disclosure – 110
Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012 – 111
PART III – 114
Item 17: Financial Statements – 114
Item 18: Financial Statements – 114
Item 19: Exhibits – 114
Signatures – 115
Annual Report – 116
Supplemental Financial Information (Unaudited) – S-1

5	Deutsche Bank
Annual Report 2015 on Form 20-F

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

Inclusion of Our Annual Report 2015

We have included as an integral part of this Annual Report on Form 20-F our Annual Report 2015, to which we refer for the responses to certain items hereof. Certain portions of the Annual Report 2015 have been omitted, as indicated therein. The included Annual Report 2015 contains our consolidated financial statements, which we also incorporate by reference into this report, in response to Items 8.A and 18. Such consolidated financial statements differ from those contained in the Annual Report 2015 used for other purposes in that, for Notes 44 and 45 thereto, notes addressing non-U.S. requirements have been replaced with notes addressing U.S. requirements, and Note 46 thereto has been omitted. Such consolidated financial statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 389 of the Annual Report 2015, which report is included only in the version of the Annual Report 2015 included in this Annual Report on Form 20-F.

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

Deutsche Bank	6
Annual Report 2015 on Form 20-F

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

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders	Income (loss) before income taxes

Adjusted costs	Noninterest expenses

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Post-tax return on average active equity	Post-tax return on average shareholders’ equity

Tangible shareholders’ equity, Tangible book value	Total shareholders’ equity (book value)

Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity

CRR/CRD 4 Solvency Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes as of December 31, 2015 and December 31, 2014 and set forth throughout this document under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013 and which apply on and after January 1, 2014. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased-out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures as of December 31, 2015 and December 31, 2014 set forth in this document reflect these transitional rules.

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

7	Deutsche Bank
Annual Report 2015 on Form 20-F

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

Further Description and Reconciliation of Non-GAAP Financial Measures

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules, as applicable), please refer to “Supplementary Information: Non-GAAP Financial Measures” on pages 438 through 442 of the Annual Report 2015 and, for the CRR/CRD 4 regulatory capital, risk-weighted assets, capital ratios and leverage ratio, to “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 125 through 137 of the Annual Report 2015, which are incorporated by reference herein.

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

Deutsche Bank	8
Annual Report 2015 on Form 20-F

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

9	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Income Statement Data

	2015	2014	2013	2012	2011
	in € m.	in € m.	in € m.	in € m.	in € m.

Net interest income	15,881	14,272	14,834	15,975	17,445

Provision for credit losses	956	1,134	2,065	1,721	1,839

Net interest income after provision for credit losses	14,925	13,138	12,769	14,254	15,606

Commissions and fee income	12,765	12,409	12,308	11,809	11,878

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,842	4,299	3,817	5,608	2,724

Other noninterest income (loss)	1,037	969	956	344	1,181

Total net revenues	33,525	31,949	31,915	33,736	33,228

Compensation and benefits	13,293	12,512	12,329	13,490	13,135

General and administrative expenses	18,632	14,654	15,126	15,017	12,657

Policyholder benefits and claims	256	289	460	414	207

Impairment of goodwill and other intangible assets	5,776	111	79	1,886	0

Restructuring activities	710	133	399	394	0

Total noninterest expenses	38,667	27,699	28,394	31,201	25,999

Income (loss) before income taxes	(6,097)	3,116	1,457	814	5,390

Income tax expense	675	1,425	775	498	1,064

Net income (loss)	(6,772)	1,691	681	316	4,326

Net income attributable to noncontrolling interests	21	28	15	53	194

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	(6,794)	1,663	666	263	4,132

	in €	in €	in €	in €	in €

Basic earnings per share[1,2]	(5.06)	1.34	0.64	0.27	4.25

Diluted earnings per share[1,3]	(5.06)	1.31	0.62	0.26	4.11

Dividends paid per share[4]	0.75	0.75	0.75	0.75	0.75

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[2]

We calculate basic earnings per share for each period by dividing our net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding. In 2015 earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.

[3]

We calculate diluted earnings per share for each period by dividing our net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding, both after assumed conversions. In 2015 earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015. For 2015, there is no dilutive effect as the Group reported a net loss.

[4]	Dividends we declared and paid in the year.

Balance Sheet Data

	2015	2014	2013	2012	2011
	in € m.	in € m.	in € m.	in € m.	in € m.

Total assets	1,629,130	1,708,703	1,611,400	2,022,275	2,164,103

Loans	427,749	405,612	376,582	397,377	412,514

Deposits	566,974	532,931	527,750	577,210	601,730

Long-term debt	160,016	144,837	133,082	157,325	163,416

Common shares	3,531	3,531	2,610	2,380	2,380

Total shareholders’ equity	62,678	68,351	54,719	54,001	53,390

Common Equity Tier 1 capital (CRR/CRD 4)[1]	52,429	60,103	38,534	37,957	36,313

Common Equity Tier 1 capital (CRR/CRD 4 fully loaded)[1]	44,101	46,076	38,534	37,957	36,313

Tier 1 capital (CRR/CRD 4)[1]	58,222	63,898	50,717	50,483	49,047

Tier 1 capital (CRR/CRD 4 fully loaded)[1]	48,651	50,695	50,717	50,483	49,047

Total regulatory capital (CRR/CRD 4)[1]	64,522	68,293	55,464	57,015	55,226

Total regulatory capital (CRR/CRD 4 fully loaded)[1]	60,976	63,072	55,464	57,015	55,226

[1]

Figures presented for 2015 and 2014 are based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on "Basel 2.5". The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

Deutsche Bank	10
Annual Report 2015 on Form 20-F

Certain Key Ratios and Figures

	2015	2014	2013	2012	2011
Share price at period-end[1]	€ 22.53	€ 24.99	€ 33.07	€ 31.43	€28.08

Share price high[1]	€ 33.42	€ 38.15	€ 36.94	€ 37.68	€46.45

Share price low[1]	€ 20.69	€ 22.66	€ 28.05	€ 21.09	€19.82

Book value per basic share outstanding[2,4]	€ 45.16	€ 49.32	€ 50.80	€ 54.74	€55.44

Tangible book value per basic share outstanding[3,4]	€ 37.90	€ 38.53	€ 37.87	€ 40.32	€39.03

Post-tax return on average shareholders’ equity[5]	(9.8) %	2.7%	1.2%	0.5%	8.2%

Post-tax return on average active equity[6]	(9.9) %	2.7%	1.2%	0.5%	8.2%

Post-tax return on average tangible shareholders’ equity[7]	(12.3) %	3.5%	1.6%	0.7%	11.7%

Cost/income ratio[8]	115.3%	86.7%	89.0%	92.5%	78.2%

Compensation ratio[9]	39.7%	39.2%	38.6%	40.0%	39.5%

Noncompensation ratio[10]	75.7%	47.5%	50.3%	52.5%	38.7%

Common Equity Tier 1 capital ratio (CRR/CRD 4)[11]	13.2%	15.2%	12.8%	11.4%	9.5%

Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded)[11]	11.1%	11.7%	12.8%	11.4%	9.5%

Tier 1 capital ratio (CRR/CRD 4)[11]	14.7%	16.1%	16.9%	15.1%	12.9%

Tier 1 capital ratio (CRR/CRD 4 fully loaded)[11]	12.3%	12.9%	16.9%	15.1%	12.9%

Employees at period-end (full-time equivalent):[12]
In Germany	45,757	45,392	46,377	46,308	47,323
Outside Germany	55,347	52,746	51,877	51,911	53,673

Branches at period-end:
In Germany	1,827	1,845	1,924	1,944	2,039
Outside Germany	963	969	983	1,040	1,039

[1]	Historical share prices have been adjusted on June 5, 2014 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.9538.
[2]	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).
[3]	Shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end).
[4]

The number of average basic shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase in June 2014.

[5]	Net income attributable to our shareholders as a percentage of average shareholders’ equity.
[6]	Net income attributable to our shareholders as a percentage of average active equity.
[7]	Net income attributable to our shareholders as a percentage of average tangible shareholders’ equity.
[8]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[9]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[10]

Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[11]

Figures presented for 2015 and 2014 are based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework. Figures presented for 2013, 2012 and 2011 are based on "Basel 2.5". The capital ratios relate the respective capital to risk-weighted assets. Until 2013 transitional items pursuant to the former Section 64h (3) of the German Banking Act are excluded.

[12]	Deutsche Postbank aligned its FTE definition to that of Deutsche Bank which reduced the Group number as of December 31, 2011 by 260.

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2015, 2014, 2013, 2012, and 2011. We declare our dividends at our Annual General Meeting following each year. For 2015, the board will propose to the Annual General Meeting to pay no dividend. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.

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

11	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009. For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

Dividends in the table below are presented before German withholding tax.

See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

Payout ratio [2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2015 (proposed)	$ 0.00	€ 0.00	N/M	N/M

2014	$ 0.91	€ 0.75	56%	57%

2013	$ 1.03	€ 0.75	117%	121%

2012	$ 0.99	€ 0.75	N/M	N/M

2011	$ 0.97	€ 0.75	17%	17%

N/M	– Not meaningful
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
[3]

The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase in June 2014. For 2015, there is no dilutive effect as the Group reported a net loss.

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.0887 per euro, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 31, 2015. ECB euro foreign exchange reference rates are based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 2.15 p.m. CET. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2015 or any other date.

The ECB euro foreign exchange reference rate for U.S. dollars for December 31, 2015 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.

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

Deutsche Bank	12
Annual Report 2015 on Form 20-F

Euro foreign exchange reference rates for U.S. dollars as published by the ECB

in U.S.$ per €	Period-end[1]	Average[2]	High	Low
2016
February	1.0888	0.0000	1.1347	1.0884
January	1.0920	0.0000	1.0920	1.0742

2015
December	1.0887	0.0000	1.0990	1.0600
November	1.0579	0.0000	1.1032	1.0579
October	1.1017	0.0000	1.1439	1.0930
September	1.1203	0.0000	1.1419	1.1138

2014	1.2141	1.3211	1.3953	1.2141

2013	1.3791	1.3308	1.3814	1.2768

2012	1.3194	1.2932	1.3454	1.2089

2011	1.2939	1.4000	1.4882	1.2889

[1]	Period-end rate is the rate announced for the last business day of the period.
[2]	We calculated the average rates for each year using the average of exchange rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

Capitalization and Indebtedness

Consolidated capitalization in accordance with IFRS as of December 31, 2015 in € m.
Debt:[1,2]

Long-term debt	160,016

Trust preferred securities	7,020

Long-term debt at fair value through profit or loss	8,710

Total debt	175,747

Shareholders’ equity:

Common shares (no par value)	3,531

Additional paid-in capital	33,572

Retained earnings	21,182

Common shares in treasury, at cost	(10)

Accumulated other comprehensive income, net of tax

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,384
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	97
Unrealized net gains (losses) on assets classified as held for sale, net of tax	662
Foreign currency translation, net of tax	2,196
Unrealized net gains (losses) from equity method investments	66

Total shareholders’ equity	62,679

Equity component of financial instruments	4,675

Noncontrolling interests	270

Total equity	67,624

Total capitalization	243,370

[1]	€ 864 million (0.5%) of our debt was guaranteed as of December 31, 2015. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 33,117 million (19%) of our debt was secured as of December 31, 2015.

Reasons for the Offer and Use of Proceeds

Not required because this document is filed as an annual report.

13	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Recent tepid economic growth, and uncertainties about prospects for growth going forward, have affected and continue to negatively affect our results of operations and financial condition in some of our businesses, while a continuing low interest environment and competition in the financial services industry have compressed margins in many of our businesses. If these conditions persist or worsen, our business, results of operations or strategic plans could be adversely affected.

After a period earlier in 2015 when economic data appeared to be stabilizing or improving in many countries and the risk of a negative macro scenario and diminishing global growth appeared to be receding, developments late in the year 2015, as well as developments since the start of the new year, have caused these concerns to resurface, and markets, including equity markets in particular, have moved sharply downward. Eurozone data confirmed that the economy continued to grow at about its trend rate during much of 2015, propelled by real income gains provided by falling oil prices. Despite what appeared to be an improving growth background at the time, the European Central Bank (“ECB”) cut the deposit rate to -0.30 per cent in December 2015 and announced an extension of the asset purchase program until March 2017 or beyond if inflation and inflation expectations do not materially improve. The economic outlook has dimmed somewhat since the start of the year largely in the face of political concerns and concerns about the global outlook, however, and thus the ECB will probably make its monetary policy even more expansionary in the course of the year. Similarly, the Bank of England surprised by pivoting toward a more dovish policy stance. In the U.S., meanwhile, strong labour market data finally prompted the Federal Reserve to end seven years of zero interest rates by increasing the Fed Funds target rate by 0.25 percentage points in December. Since then, however, U.S. data have been mixed, pointing towards a somewhat weaker winter half and causing the Federal Reserve once again to question the wisdom of further monetary tightening in the near term. Moreover, we now expect a lower trend growth rate in the U.S. for the coming years. While in the past falling oil prices were overwhelmingly positive for the U.S. economy, U.S. production levels given the “fracking” boom, and the economics of this business, have largely broken this historical relationship. In Emerging Markets, growth remains weak; while it appears to be bottoming out in some economies, others, particularly those for which oil exports are critical to the economy, may not yet be reaching their nadir. Political uncertainty is also taking an increasing toll in Emerging Markets. In China, prospects remain uncertain and prognostication difficult. While some leading indicators are still compatible with a modest improvement in near-term growth, others are less optimistic, and perceived risks to the Chinese growth rate over the medium term is heavily pressuring commodities markets worldwide. While China is supporting its economy with more expansionary monetary and fiscal policies, looser policy is placing pressure on the currency and structural problems are likely to slow down the intended shift towards domestic demand driven growth and the health of the financial sector remains open to question. Monetary policy in China will probably become more expansive in order to bolster the economy. In Japan, fiscal measures and the ongoing extremely expansionary monetary policy (“Abenomics”) are supporting growth, while weak external demand has impacted negatively.

Numerous risks are currently increasing the uncertainty of our global forecast by a greater degree than usual. While on the one hand the global financial markets could react much more negatively to normalization of U.S. monetary policy than assumed, a delay in further tightening due to perceptions of faltering growth could also unsettle the markets. This could have a negative impact on household and corporate expenditure worldwide and result in much higher capital outflows from emerging markets as investors flee riskier asset classes in the light of continuing uncertainty and greater volatility. In any event, monetary policymakers in most industrialized countries have few tools left in their toolboxes to combat stagnation or contraction. The falling oil price is exacerbating the problems in the oil-producing countries and complicating the financing of energy-related investments. Moreover, geopolitical risks could escalate, especially those arising from conflicts in the Middle East. Also, a hard landing in China could trigger global upheaval. In Europe, a flare-up in the debate on monetary policy going forward and the future of the eurozone, insufficient deleveraging in the private and public sectors, a halt in implementing structural reforms or, also, an elevated level of political uncertainty could potentially have a substantial impact on our forecasts.

Deutsche Bank	14
Annual Report 2015 on Form 20-F

Against this background and these uncertainties, we have observed continued subdued client activity in a number of our businesses. The simultaneous easing of monetary policy in the eurozone and the tightening of it in the United States may have disruptive effects on many of our businesses. Our credit flow businesses continue to be affected by the potential tightening of monetary policy in the United States, even as the ultra-low interest rate environment, especially in the eurozone, where it may be sustained, and geopolitical uncertainties have also put pressure on our margins in several traditional banking sectors. We may face further uncertainty if, as it currently appears, the net effect of monetary policies in the U.S. and the eurozone is to continue to weaken the euro against the U.S. dollar. A stronger U.S. dollar can have a beneficial effect on our revenues, as a significant portion of our revenues is generated in the United States while our results are reported in euro. A stronger U.S. dollar will, however, also increase the euro values of our U.S. dollar-denominated costs and liabilities, including those incurred in respect of U.S. litigation and enforcement matters, and will also tend to significantly increase our risk-weighted assets, including those in the Non-Core Operations Unit (NCOU), that are denominated in U.S. dollars. This can lead to material declines in our capital ratios, as our capital is preponderantly denominated in euro.

Like many in the investment banking industry, we continue to rely on our trading and markets businesses as a primary source of profit. However, these “flow” businesses, in particular our fixed income securities franchise, have continued to face an extremely challenging environment, caused by cyclical uncertainty about the low interest rate environment, central bank intervention in markets and the gradual cessation thereof and overall sluggish economic growth. We are substantially dependent on the performance of our flow businesses, and this dependency exceeds that of many of our competitors. While some of our businesses can profit from market volatility, many businesses dependent on client flow are increasingly challenged in uncertain times, and our Strategy 2020 intends us to retreat from a number of businesses that focused on riskier asset classes or strategies (but that in earlier periods also had the potential to be more highly profitable than those dependent on low-risk, low-margin flow in a very low interest rate environment). Our strategic decisions on these businesses led in part to impairments we recognized in our Corporate Banking & Securities (CB&S) business division in 2015 and reflect a new view on the medium-term profit potential of these activities. These negative effects have been exacerbated by the impacts on our profitability from continued de-risking across the group and long-term structural trends driven by regulation (especially increased regulatory capital and leverage requirements and increased compliance costs) and competition that have further compressed our margins in many of our businesses. Should a combination of these factors continue to lead to reduced margins and subdued activity levels in our trading and markets business over the longer term, this could reflect structural challenges that may lead us to consider even further reaching changes to aspects of our business model than those contained in Strategy 2020.

If uncertainty about the macroeconomic environment or the financial sector persists or worsens, these trends are likely to continue to be difficult for us to counter. More generally, if economic conditions in the eurozone remain at their current subdued levels, or worsen, if growth falters in the U.S. or if economic growth stagnates in China or elsewhere, our results of operations may be materially and adversely affected. Continued quantitative easing by the ECB in response to this may lead to a continuation of the current environment of low interest rates and margin compression, which may also already affect our business and financial position. By contrast, any decision by the Federal Reserve or by central banks more generally to tighten their monetary policy if economies continue to improve could have a material adverse effect on perceptions of liquidity in the financial system and on the global economy more generally, and may adversely affect our business and financial position. In particular, we may in the future be unable to offset the potential negative effects on our profitability of the current macroeconomic and market conditions through performance in our other businesses.

15	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

The challenges described above have been exacerbated as we continue to face headwinds from the continuing intensification of the regulatory environment. A continued high level of litigation and enforcement matters has given rise to reputational challenges, has put further pressure on our profitability and returns, and has made our periodic results more volatile as we often have little control as to the period in which we will resolve active matters. These factors, along with similar concerns regarding other financial institutions, have placed pressure on the markets for our securities, along with concerns regarding our ability to overcome the numerous headwinds facing us.

An elevated level of political uncertainty and the increasing attractiveness to voters of populist parties in a number of countries in the European Union could lead to a partial unwinding of European integration. Furthermore, anti-austerity movements in some member countries of the eurozone could undermine confidence in the continued viability of those countries’ participation in the euro. An escalation of political risks could have unpredictable political consequences as well as consequences for the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

Regulatory and political actions in response to the European sovereign debt crisis may not be sufficient to prevent the euro crisis from flaring up again. The severity of the European debt crisis appeared to have abated somewhat over recent years as the actions by the ECB, the rescue packages and the economic recovery starting by mid-2013 seemed to be stabilizing the situation in Europe. However, political uncertainty seems set to be on an elevated level in 2016 and could trigger the unwinding of some of the levels of European integration that have benefitted our businesses. An escalation of political risks could have unpredictable consequences both for the financial system and the greater economy as a whole, potentially leading to declines in business levels, write-downs of assets and losses across our businesses.

The European sovereign debt crisis, the UK referendum on EU membership (“Brexit”), which is looking more likely to take place in mid-2016, and the migration/refugee crisis have released centrifugal forces which will pose an ongoing huge challenge for European politics. Member states, particularly those on the external geographical border of the European Union, are increasingly looking for national solutions rather than a European solution. In some, populist or anti-austerity political parties or movements have garnered increased popular support and political stature. In Germany, Chancellor Merkel’s focus on Europe-wide rather than single-state solutions has begun to undermine her domestic support, and has placed German policy increasingly at odds with that of many of its European partners. Against this background the prospects for meaningful national structural reform and further euro area integration, both seen as critical components to sustainably reducing euro area crisis vulnerabilities, look poor.

Any political decision by any member country to leave the eurozone could lead to tremendous pressure on other member countries to do so as well and could potentially lead to a significant deterioration of the sovereign debt market, especially if the exit did not result in the catastrophic effects on the exiting country that many have predicted. If one or more members of the eurozone defaults on their debt obligations or decides to leave the common currency, this would result in the reintroduction of one or more national currencies. Should a eurozone country conclude it must exit the common currency, the resulting need to reintroduce a national currency and restate existing contractual obligations could have unpredictable financial, legal, political and social consequences, leading not only to significant losses on sovereign debt but also on private debt in that country. Given the highly interconnected nature of the financial system within the eurozone, and the high levels of exposure we have to public and private counterparties around Europe, our ability to plan for such a contingency in a manner that would reduce our exposure to non-material levels is likely to be limited. If the overall economic climate deteriorates as a result of one or more departures from the eurozone, our businesses could be adversely affected, and, if overall business levels decline or we are forced to write down significant exposures among our various businesses, we could incur substantial losses. We could suffer similar effects should the UK choose in favor of “Brexit”; although the UK is not in the eurozone, its economy and those of the eurozone countries are very tightly linked as a result of EU integration projects other than the euro, and the scale of our businesses in the UK – especially those dependent on activity levels in the City of London, to which we are heavily exposed and which are likely to deteriorate considerably in the event of a Brexit – means that even modest effects in percentage terms can have a very substantial adverse effect on our businesses.

Deutsche Bank	16
Annual Report 2015 on Form 20-F

We may be required to take impairments on our exposures to the sovereign debt of European or other countries if the European sovereign debt crisis reignites. The credit default swaps into which we have entered to manage sovereign credit risk may not be available to offset these losses.

The effects of the continuing sovereign debt crisis have been especially evident in the financial sector, as a large portion of the sovereign debt of eurozone countries is held by European financial institutions, including us. As of December 31, 2015, we had a direct sovereign credit risk exposure of € 4.0 billion to Italy, € 725 million to Spain, € 112 million to Portugal, € 55 million to Ireland and € 0 million to Greece. Despite the apparent abatement of the crisis in recent years, it remains uncertain whether, in light of the current political environment, Greece or other eurozone sovereigns, such as Spain, Italy, Portugal and Cyprus, will be able to manage their debt levels in the future and whether Greece will attempt to renegotiate its past international debt restructuring. The rise of anti-austerity parties and populist sentiment in many of these countries poses a threat to the medium- to long-term measures recommended for these countries to alleviate the tensions in the euro caused by drastically differing economic situations among the eurozone states. In the future, negotiations or exchanges similar to the Greek debt restructuring in 2012 could take place with respect to the sovereign debt of these or other affected countries. The outcome of any negotiations regarding changed terms (including reduced principal amounts or extended maturities) of sovereign debt may result in additional impairments of assets on our balance sheet. Any negotiations are highly likely to be subject to political and economic pressures that we cannot control, and we are unable to predict their effects on the financial markets, on the greater economy or on ourselves.

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

We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive cost. Our liquidity may become impaired due to reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses, our business model or our strategy, as well as in our resilience to counter negative economic and market conditions. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets. For example, we have in recent weeks, as well as in the past, experienced steep declines in the price of our shares and increases in the premium investors must pay when purchasing CDSs on our debt. In addition, negative developments concerning other financial institutions perceived to be comparable to us and negative views about the financial services industry in general have also affected us in recent years. These perceptions have affected the prices at which we have accessed the capital markets to obtain the necessary funding to support our business activities; should these perceptions worsen, our ability to obtain this financing on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms, and could also force us to curtail business, such as the extension of new credit. This could have an adverse effect on our business, financial condition and results of operations.

As a result of funding pressures arising from the European sovereign debt crisis and the global economic weakness more generally, there has been increased intervention by a number of central banks over the past several years, in particular by the ECB and the Federal Reserve (although after seven years of monetary easing, the Federal Reserve

17	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

reversed course in December 2015 by increasing the Fed Funds target interest rate by 0.25 percentage points). In September 2012, the ECB announced an unlimited sovereign bond buying program (referred to as the OMT Program) aimed at keeping the borrowing costs of affected eurozone countries low through the purchase of their debt instruments. In a court order dated January 14, 2014, the German Constitutional Court (Bundesverfassungsgericht) sought guidance from the Court of Justice of the European Union as to whether the OMT Program is compatible with European law. In its preliminary ruling of June 16, 2015, the Court of Justice of the European Union held that the OMT Program, subject to certain restrictions, was in compliance with European law. The final decision of the German Constitutional Court is still outstanding but could, if the OMT Program is found incompatible with German constitutional law, negatively impact the stability of the eurozone. Over the course of 2015, the ECB maintained its main refinancing rate at 0.05%, and made liquidity available to the banks via targeted longer-term refinancing operations. In addition, the ECB has implemented a program commonly referred to as “quantitative easing”, which is designed to keep long-term interest rates low through substantial purchases of long-term financial assets from private institutions. The Federal Reserve has also expanded its provision of U.S. dollar liquidity to the ECB, which the ECB has then made available to European banks.

To the extent these incremental measures, most of which have resulted in the availability of additional liquidity to financial institutions and the financial markets in the eurozone more generally, are curtailed or halted, this could adversely impact funding markets for financial institutions, including us. This could in turn lead to an increase in funding costs, or reduced funding supply, which could result in a reduction in business activity. In particular, any decision by the ECB to discontinue or reduce quantitative easing or further steps by the Federal Reserve to tighten its monetary policy or actions by central banks more generally to tighten their monetary policy will likely cause long-term interest rates to increase and accordingly impact the costs of our funding. In addition, negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons outside our control and that we cannot foresee.

Since the start of the global financial crisis, the major credit rating agencies have lowered our credit ratings or placed them on review or watch on multiple occasions. On July 29, 2014, Moody’s Investors Service downgraded our long-term debt and deposit ratings from A2 to A3. On January 25, 2016, Moody’s further downgraded our long-term debt rating from A3 to Baa1 (while upgrading our deposit rating from A2 to A3), based on the German Resolution Mechanism Act, which provides that certain senior debt instruments will be paid after deposits and other liabilities in resolution or insolvency proceedings; Moody’s outlook on both our long-term debt and deposit ratings is negative. On June 9, 2015, Standard & Poor’s downgraded our long-term counterparty credit rating from A to BBB+. Fitch Ratings downgraded our long-term issuer default rating and senior debt ratings from A+ to A on May 19, 2015 and from A to A- on December 8, 2015. On September 29, 2015, DBRS Ratings downgraded our senior unsecured debt and deposit ratings from A+ to A. Recent credit rating downgrades have not materially affected our borrowing costs. However, any future downgrade could materially affect our funding costs, although we are unable to predict whether this would be the case or the extent of any such effect. The effect would depend on a number of factors including whether a downgrade affects financial institutions across the industry or on a regional basis, or is intended to reflect circumstances specific to us; any actions our senior management may take in advance of or in response to the downgrade; the willingness of counterparties to continue to do business with us; any impact of other market events and the state of the macroeconomic environment more generally.

Additionally, under many of the contracts governing derivative instruments to which we are a party, a downgrade could require us to post additional collateral, lead to terminations of contracts with accompanying payment obligations for us or give counterparties additional remedies. We take these effects into account in our liquidity stress testing analysis, as further described in “Management Report: Risk Report: Liquidity Risk: Stress Testing and Scenario Analysis” on page 181 of the Annual Report 2015.

Deutsche Bank	18
Annual Report 2015 on Form 20-F

Regulatory reforms enacted and proposed in response to weaknesses in the financial sector, together with increased regulatory scrutiny more generally, have created significant uncertainty for us and may adversely affect our business and ability to execute our strategic plans, and competent regulators may prohibit us from making dividend payments or payments on our regulatory capital instruments if we fail to comply with regulatory requirements.

In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has been enacted and regulations have been issued in response to many of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for us and the financial industry in general. The wide range of new laws and regulations or current proposals includes, among other things:

—	provisions for more stringent regulatory capital, leverage and liquidity standards,
—	restrictions on compensation practices,
—	restrictions on proprietary trading and other investment activities,
—	special bank levies and financial transaction taxes,
—	recovery and resolution powers to intervene in a crisis including “bail-in” of creditors,
—	large exposure limits,
—	the creation of a single supervisory authority and a single resolution authority within the eurozone and any other participating member states,
—	separation of certain businesses from deposit taking,
—	stress testing and capital planning regimes,
—	heightened reporting requirements, and
—	reforms of derivatives, other financial instruments, investment products and market infrastructures.

In addition, regulatory scrutiny under existing laws and regulations has become more intense. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still on-going. One example of these uncertain effects is the possibility of stricter rules for the measurement of risks based on several initiatives of the Basel Committee on Banking Supervision. Stricter rules could lead to a significant increase of our risk-weighted assets and, as a result, a higher capital demand, changes in our deductions from our regulatory capital and the imposition of additional capital charges to cover financial, market and operational risk. These requirements may be in addition to regulatory capital buffers that may also be increased or be in addition to those already imposed on us and could themselves materially increase our capital requirements.

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

In particular, the regulators with jurisdiction over us, including the ECB under the Single Supervisory Mechanism (also referred to as the “SSM”), may conduct stress tests and have discretion to impose capital surcharges on financial institutions for risks that are not otherwise recognized in risk-weighted assets or other surcharges depending on the individual situation of the bank and take or require other measures, such as restrictions on or changes to our business. Competent regulators may also, if we fail to comply with regulatory requirements, in particular with minimum capital requirements (including buffer requirements) or with liquidity requirements, or if there are shortcomings in our governance and risk management processes, prohibit us from making dividend payments to shareholders or distributions to holders of our regulatory capital instruments. Generally, a failure to comply with the new quantitative and qualitative regulatory requirements could have a material adverse effect on our business, financial condition and results of operations, including our ability to pay out dividends to shareholders or distributions on regulatory capital instruments.

19	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

European and German legislation regarding the recovery and resolution of banks and investment firms could, if steps were taken to ensure our resolvability or resolution measures were imposed on us, significantly affect our business operations, and lead to losses for our shareholders and creditors.

On January 1, 2015, the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz) came into force and transposed the European Union directive establishing a framework for the recovery and resolution of credit institutions and investment firms (referred to as the Bank Recovery and Resolution Directive or “BRRD”) into German law. In addition, starting on January 1, 2016, the Single Resolution Mechanism (referred to as the “SRM”) under the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms (referred to as the “SRM Regulation”) entered into force, which centralizes at a European level key competences and resources for managing the failure of any bank, such as us, within the eurozone and any other participating member states. In Germany, the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz) adapted German bank resolution laws to the SRM.

The SRM Regulation and the German Recovery and Resolution Act require the preparation of recovery and resolution plans for banks and grant broad powers to public authorities to intervene in a bank which is failing or likely to fail. For a bank directly supervised by the ECB, such as us, the Single Resolution Board (referred to as the “SRB”) assesses its resolvability and may require legal and operational changes to the bank’s structure to ensure its resolvability. Under the SRM, the SRB is responsible for adopting a resolution scheme for resolving banks pursuant to the SRM Regulation in close cooperation with the ECB, the European Commission, and the competent national resolution authorities, in the event that such bank is failing or likely to fail and certain other conditions are met. Competent national resolution authorities in the European Union member states that participate in the SRM must implement any such resolution decisions in accordance with the powers conferred on them by national laws implementing the BRRD. Resolution measures that could be imposed upon a failing bank under the SRM Regulation and the German Recovery and Resolution Act include a range of measures including the transfer of shares, assets or liabilities of the bank to another legal entity, the reduction, including to zero, of the nominal value of shares, the dilution of shareholders of a failing bank or the cancellation of shares outright, or the amendment, modification or variation of the terms of the bank’s outstanding debt instruments, for example resulting in a deferral of payments or a reduction of the applicable interest rate. Furthermore, certain eligible unsecured liabilities, in particular certain senior unsecured debt instruments specified by the Resolution Mechanism Act, may be written down, including to zero, or converted into equity (commonly referred to as “bail-in”).

In order to facilitate the authorities’ bail-in powers, which became effective in Germany on January 1, 2015, banks are required to include in their eligible liabilities issued under non-EU law conditions that recognize the regulatory powers to write down or convert such liabilities as well as other resolution powers. The SRM Regulation, the BRRD and the Recovery and Resolution Act are intended to eliminate the need for public support of troubled banks. Therefore, financial public support for such banks, if any, would be used only as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution powers, including a bail-in. The taking of actions to ensure our resolvability or the exercise of resolution powers by the competent resolution authority could materially affect our business operations and lead to a significant dilution of our shareholders or even the total loss of our shareholders’ or creditors’ investment.

Regulatory and legislative changes require us to maintain increased capital, in some cases (including the United States) applying capital rules to our local operations. These requirements may significantly affect our business model, financial condition and results of operations as well as the competitive environment generally. Any perceptions in the market that we may be unable to meet our capital requirements with an adequate buffer, or that we should maintain capital in excess of these requirements, could intensify the effect of these factors on our business and results.

In December 2010, the Basel Committee on Banking Supervision published a set of comprehensive changes to the capital adequacy framework, known as Basel 3, which have been implemented into European Union law by a legislative package referred to as “CRR/CRD 4”. CRR/CRD 4 became effective on January 1, 2014, with some of the regulatory adjustments being gradually phased in through January 1, 2019. CRR/CRD 4 contains, among other things, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers (which will increase from year to year) as well as new and tightened liquidity standards and the introduction of a

Deutsche Bank	20
Annual Report 2015 on Form 20-F

leverage ratio not based upon risk-weightings. We are subject to additional capital buffers, including as a result of being designated a globally systemically important financial institution, or “G-SIFI”. In July 2013, U.S. federal bank regulators issued final rules implementing many elements of the Basel 3 capital adequacy framework in the United States. The impact and implementation of the Basel 3 capital adequacy framework is being assessed and monitored by regulators on a regular basis. Further revisions, such as stricter rules on the measurement of risks proposed by the Basel Committee on Banking Supervision, could further increase risk-weighted assets and the corresponding capital demand for banks.

Furthermore, under the SRM Regulation, the BRRD and the German Recovery and Resolution Act, banks in the European Union are required to meet at all times a robust minimum requirement for own funds and eligible liabilities (“MREL”) which is determined on a case-by-case basis by the competent resolution authority. In addition, on November 9, 2015, the Financial Stability Board (“FSB”) published a new standard that will require, when implemented as law, global systemically important banks (“G-SIBs”), such as us, to meet a new firm-specific minimum requirement for total loss-absorbing capacity (“TLAC”) starting on January 1, 2019. Also in order to facilitate the meeting of TLAC requirements by German banks, under the German Resolution Mechanism Act, certain specifically defined senior unsecured debt instruments issued by German banks such as us would from 2017 onwards rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of such bank. Both the TLAC and MREL requirements are specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution with the aim of ensuring that failing banks can be resolved without recourse to taxpayers’ money. On October 30, 2015, the Federal Reserve Board published proposed rules that would implement in the United States the FSB’s TLAC standard. The proposed rules would require, among other things, the U.S. intermediate holding companies (“IHCs”) of non-U.S. G-SIBs, including our U.S. IHC, to maintain a minimum amount of internal TLAC and would separately require them to maintain a minimum amount of long-term debt. While the final impact of the MREL and TLAC requirements will depend on their final implementation, the need to comply with such requirements, and the change in ranking of certain debt instruments issued by us, may affect our business, financial condition and results of operation and in particular may increase our financing costs.

We may not have sufficient capital or other loss-absorbing liabilities to meet these increasing regulatory requirements. This could occur due to regulatory changes and other factors, such as the gradual phase out of our hybrid capital instruments as qualifying Additional Tier 1 (or AT1) capital or our inability to issue new securities which are recognized as regulatory capital or loss-absorbing liabilities under the new standards, due to an increase of risk-weighted assets based on more stringent rules for the measurement of risks or as a result of a continued decline in the value of the euro as compared to other currencies, due to stricter requirements for the compliance with the non-risk based leverage ratio, due to any substantial losses we may incur, which would reduce our retained earnings, a component of Common Equity Tier 1 capital, or due to a combination of these or other factors.

If we are unable to maintain sufficient capital to meet the minimum capital and buffer requirements established by regulators and expected by the market, we may become subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. In addition, any requirement to increase risk-based capital ratios or the leverage ratio could lead us to adopt a strategy focusing on capital preservation and creation over revenue generation and profit growth, including the reduction in higher margin risk-weighted assets. If we are unable to increase our capital ratios to the regulatory minimum in such a case or by raising new capital through the capital markets, through the reduction of risk-weighted assets or through other means, we may be required to activate our group recovery plan. If these actions or other private or supervisory actions do not restore capital ratios to the levels required under the CRR/CRD 4 legislative package, and we are failing or likely to fail, competent authorities may apply resolution powers under the SRM Regulation, the German Recovery and Resolution Act and other applicable rules and regulations, which could lead to a significant dilution of our shareholders or even the total loss of our shareholders’ or creditors’ investment.

Moreover, we are required to hold and calculate capital separately for our operations in different jurisdictions. In the United States, the Federal Reserve Board has adopted rules that impose enhanced prudential standards on our U.S. operations. In February 2014, the Federal Reserve Board adopted U.S. prudential reforms (the “FBO Rules”) applicable to foreign banking organizations (“FBOs”). FBOs with U.S.$ 50 billion or more in U.S. non-branch assets, such as

21	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

us, will be required to establish or designate a separately capitalized top-tier U.S. IHC to hold substantially all of the FBO’s ownership interests in U.S. subsidiaries by July 1, 2016. Beginning on that date, our IHC will be subject, on a consolidated basis, to the risk-based capital requirements under the U.S. Basel 3 capital adequacy framework, capital planning and stress testing requirements (on a phased-in basis), U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of a similar size. The Federal Reserve Board will have the authority to examine the IHC and any of its subsidiaries. U.S. leverage requirements applicable to the IHC will take effect beginning in January 2018. The Federal Reserve Board’s proposal to require the IHC subsidiaries of non-U.S. G-SIBs to meet minimum internal TLAC and long-term debt requirements would also apply to our IHC, with a phase-in expected to begin in 2019. The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the Basel 3 liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large foreign banking organizations. In September 2014, the Federal Reserve Board and other U.S. regulators approved a final rule implementing liquidity coverage ratio (“LCR”) requirements for certain U.S. banking holding companies and depositary institutions that are generally consistent with the Basel Committee’s revised Basel 3 liquidity standards. The Federal Reserve Board has reaffirmed its plans to issue an additional rulemaking to address the application of an LCR requirement to the U.S. operations of some or all foreign banking organizations with U.S.$ 50 billion or more in combined U.S. assets which could impact the LCR requirements applicable to our IHC. Our combined U.S. operations, including our New York branch, will also be subject to additional quantitative requirements related to liquidity and risk management.

As of January 1, 2015, our existing U.S. bank holding company subsidiary, Deutsche Bank Trust Corporation, became subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. Deutsche Bank Trust Corporation also became subject to capital planning and stress testing requirements on June 30, 2014. Deutsche Bank Trust Corporation will remain subject to the capital planning and stress testing requirements and certain enhanced prudential standards until corresponding requirements applicable to the IHC become effective. On March 5, 2015, the Federal Reserve Board released the results of the 2015 supervisory stress tests, which confirmed that Deutsche Bank Trust Corporation’s capital ratios would significantly exceed the required minimum levels even in the severely adverse economic stress test scenario. The capital plan did not include any planned dividends or share repurchases. However, on March 11, 2015, the Federal Reserve Board announced that it objected on qualitative grounds to the capital plan submitted by Deutsche Bank Trust Corporation as part of the 2015 Comprehensive Capital Analysis and Review (“CCAR”) process, citing numerous and significant deficiencies across Deutsche Bank Trust Corporation’s risk-identification, measurement, and aggregation processes, approaches to loss and revenue projection, and internal controls. Deutsche Bank Trust Corporation will submit its 2016 capital plan incorporating enhancements to its processes by April 5, 2016.

Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the implementing regulations require each bank holding company with assets of U.S.$ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I US Resolution Plan”). For foreign-based covered companies such as Deutsche Bank AG, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, Deutsche Bank Trust Company Americas (“DBTCA”), one of our insured depository institutions (“IDIs”) in the United States, became subject to the FDIC’s final rule requiring IDIs with total assets of U.S.$ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure (the “IDI Rule”). In 2014, we expanded our Title I US Resolution Plan to also be responsive to the IDI Rule requirements, and in 2015 DBTCA submitted a separate resolution plan under the IDI Rule.

These new U.S. rules and interpretations could require us to reduce assets held in the United States, inject capital into or otherwise change the structure of our U.S. operations. To the extent that we are required to reduce operations in the United States or deploy capital in the United States that could be deployed more profitably elsewhere, these requirements could have an adverse effect on our business, financial condition and results of operations.

Deutsche Bank	22
Annual Report 2015 on Form 20-F

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

It is unclear whether the increased U.S. capital and other requirements described above, as well as similar developments in other jurisdictions could lead to a fragmentation of supervision of global banks that could adversely affect our reliance on regulatory waivers allowing us to meet capital adequacy requirements, large exposure limits and certain organizational requirements on a consolidated basis only rather than on both a consolidated and non-consolidated basis. Should we no longer be entitled to rely on these waivers, we would have to adapt and take the steps necessary in order to meet regulatory capital requirements and other requirements on a consolidated as well as a non-consolidated basis, which could result also in significantly higher costs and potential effects on our profitability and dividend paying ability.

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

Our regulatory capital ratios and our funds available for distributions on our shares or regulatory capital instruments will be affected by our business decisions and, in making such decisions, our interests and those of the holders of such instruments may not be aligned, and we may take decisions in accordance with applicable law and the terms of the relevant instruments that result in no or lower payments being made on our shares or regulatory capital instruments.

Our regulatory capital ratios are affected by a number of factors, including decisions we make relating to our businesses and operations as well as the management of our capital position, of our risk-weighted assets and of our balance sheet in general, and external factors, such as regulations regarding the risk weightings we are permitted to allocate to our assets, commercial and market risks or the costs of our legal proceedings. While we and our management are required to take into account a broad range of considerations in our and their managerial decisions, including the interests of the Bank as a regulated institution and those of our shareholders and creditors, particularly in times of weak earnings and increasing capital requirements, the regulatory requirements to build capital may become paramount. Accordingly, in making decisions in respect of our capital management, we are not required to adhere to the interests of the holders of instruments we have issued that qualify for inclusion in our regulatory capital, such as our Additional Tier 1 capital instruments. We may decide not to take any measures, including increasing our capital at a time when it is feasible to do so (through securities issuances or otherwise), even if our failure to take such an action would result in a non-payment or a writedown or other recovery- or resolution-related measure in respect of any of our

23	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

regulatory capital instruments. Our decisions could cause the holders of such regulatory capital instruments to lose all or part of the value of their investments in these instruments due to their effect on our regulatory capital ratios, and such holders will not have any claim against us relating to such decisions, even if they result in a non-payment or a writedown or other recovery- or resolution-related measure in respect of such instruments they hold.

In addition, our annual profit and distributable reserves form an important part of the funds available for us to pay dividends on our shares and make payments on our other regulatory capital instruments, as determined in the case of each such instrument by its terms or by operation of law, and any adverse change in our financial prospects, financial position or profitability, or our distributable reserves, each as calculated on an unconsolidated basis, may have a material adverse effect on our ability to make dividend or other payments on these instruments. For example, as part of the implementation of our Strategy 2020, we recorded large impairments that in some cases reduced the carrying value of subsidiaries on our unconsolidated balance sheet and reduced profits and distributable reserves in 2015. While we plan to make all scheduled payments calculated by reference to our 2015 results on our regulatory capital instruments other than our shares, future impairments or other events that reduce our profit or distributable reserves on an unconsolidated basis could lead us to be unable to make such payments in respect of future years in part or at all.

In addition, German law places limits on the distribution of annual profits and otherwise-distributable reserves, as calculated on an unconsolidated basis, to be distributed to our shareholders or the holders of our regulatory capital instruments, such as our Additional Tier 1 capital instruments. Our management has, subject to applicable law, broad discretion under the applicable accounting principles to influence all amounts relevant for calculating funds available for distribution. Such decisions may impact our ability to make dividend or other payments under the terms of our regulatory capital instruments.

As we have previously announced in connection with the implementation of our Strategy 2020, we do not expect to pay dividends on our shares in respect of either the 2015 or the 2016 fiscal years.

Legislation in the United States and in Germany as well as proposals in the European Union regarding the prohibition of proprietary trading or its separation from the deposit-taking business may materially affect our business model.

On December 10, 2013, U.S. regulators released the final version of the rules implementing the “Volcker Rule”, as required by the Dodd-Frank Act. The final rules prohibit U.S. insured depository institutions and companies affiliated with U.S. insured depository institutions (such as us) from engaging in short-term proprietary trading of certain securities, derivatives, commodity futures and options on these instruments, for their own account. The final rules also impose limits on investments in, and other relationships with, hedge funds, private equity funds and other private funds and limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. The Volcker Rule requires banking entities to establish comprehensive compliance programs designed to help ensure and monitor compliance with restrictions under the Volcker Rule. In December 2013, the Federal Reserve Board extended the end of the conformance period for the Volcker Rule generally until July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. The extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds made or entered into after December 31, 2013.

In Germany, the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (Trennbankengesetz), referred to as the “Separation Act”, regulates the activities of banks that take deposits or other repayable funds from the public and lend them for their own account (referred to as “CRR Banks”). CRR Banks are required to cease or transfer certain activities deemed to be high risk to a financial trading institution, which may be established within the same banking group, if certain independence requirements are met. Banks concerned, such as us, generally have until July 1, 2016 to cease or transfer the relevant business activities, unless the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”)

Deutsche Bank	24
Annual Report 2015 on Form 20-F

extends this period. For Deutsche Bank Group, the period to cease or transfer the activities concerned was extended by the BaFin until June 30, 2017.

On January 29, 2014, the European Commission published a draft Regulation on Structural Measures Improving the Resilience of EU Banks and Transparency of the Financial Sector, referred to as the “Proposed Regulation”, which, if enacted as proposed, would prohibit certain large banks from engaging in proprietary trading in financial instruments and commodities and investing in hedge funds or other entities that engage in proprietary trading, for the sole purpose of making a profit for its own account. The Proposed Regulation would also grant supervisors broad powers to require these banks to separate certain activities deemed to be high risk from other businesses, such as deposit-taking and lending. Once enacted, the Proposed Regulation might overrule certain requirements set out in the Separation Act at the national level. The ultimate impact on us will depend on the content of the final version of the Proposed Regulation.

The Volcker Rule, the Separation Act and the Proposed Regulation may have significant implications for the future structure and strategy of our Group, and may increase our Group’s funding costs. This could adversely affect our business, financial condition and results of operations.

Other regulatory reforms adopted or proposed in the wake of the financial crisis – for example, extensive new regulations governing our derivatives activities, compensation, bank levies, deposit protection or a possible financial transaction tax – may materially increase our operating costs and negatively impact our business model.

On August 16, 2012, the EU Regulation on over-the-counter (“OTC”) derivatives, central counterparties and trade repositories, referred to as EMIR, entered into force. While a number of the compliance requirements introduced by EMIR already apply, the European Securities and Markets Authority (“ESMA”) is still in the process of finalizing some of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Although some of the particular effects brought about by EMIR are not yet fully foreseeable, many of its elements have led and may lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). The new Markets in Financial Instruments Directive (which comprises a regulation (“MiFIR”) and a directive (“MiFID II”)) introduces, among other changes, a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. Originally, most requirements introduced by MiFID II/MiFIR were foreseen to be applicable to us starting on January 3, 2017. On February 10, 2016, however, the European Commission published proposals to delay the application of MiFID II/MiFIR by one year to January 3, 2018. This needs now to be agreed by the bodies of the European Union through the co-decision process. MiFID II needs yet to be transposed into national law, and ESMA and the European Commission yet have to finalize several related implementing regulations. We will also be impacted by the BCBS-IOSCO final minimum standards for margin requirements for non-centrally cleared derivatives, for which enabling legislation exists in the EU (EMIR) but where much of the impact depends on how these requirements are implemented.

In the United States, the Dodd-Frank Act has numerous provisions that may affect our operations. Pursuant to regulations implementing provisions of the Dodd-Frank Act, we registered as a swap dealer with the U.S. Commodity Futures Trading Commission (“CFTC”) and became subject to the CFTC’s extensive oversight. Regulation of swap dealers by the CFTC imposes numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution and other regulatory requirements on us. It also requires us to comply with certain U.S. rules in some circumstances with respect to transactions conducted outside of the United States or with non-U.S. persons. Although the coverage of EMIR and CFTC regulations implementing the Dodd-Frank Act is in many ways similar, certain swaps may be subject to both regulatory regimes to a significant extent. However, the CFTC’s guidance on cross-border swaps regulation, as well as the margin requirements recently adopted by the U.S. bank regulatory agencies and the CFTC, may allow us to comply with some, but not all, U.S. regulatory requirements on a substituted basis by complying with EMIR and MiFID. The new requirements under the Dodd-Frank Act may adversely affect our derivatives business and make us less competitive, especially as compared to competitors not subject to such regulation. Additionally, under the Dodd-Frank Act, security-based swaps will be subject to a standalone regulatory regime under the jurisdiction of the U.S. Securities and Exchange Commission (“SEC”). The SEC is in the early stages of finalizing rules for its security-based swap regime but it is expected to be parallel to, but not identical to, the CFTC’s regulation of swaps. This may impose further regulation of our derivatives business.

25	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In addition, CRD 4 provides for executive compensation reforms including caps on bonuses that may be awarded to “material risk takers” and other employees as defined in CRD 4, the German Banking Act and other applicable rules and regulations such as the Remuneration Regulation for Institutions (Institutsvergütungsverordnung). The compensation reforms of CRD 4, including any guidelines issued by the EBA to further implement them, could put us at a disadvantage to our competitors in attracting and retaining talented employees, especially compared to those outside the European Union that are not subject to these caps.

Bank levies also have been introduced in some countries including Germany and the United Kingdom and other countries. We accrued € 197 million for bank levies in 2013, € 342 million in 2014 and € 653 million in 2015. We will also be required to contribute substantially to the single resolution fund under the SRM (which is expected to reach a target size of approximately € 55 billion by January 1, 2024, of which approximately € 15 billion is expected to be contributed by German banks) and the statutory deposit guarantee schemes under the recast European Union Deposit Guarantee Schemes Directive. Generally, however, the total impact of these future levies cannot currently be quantified and they may have a material adverse effect on our business, financial condition and results of operations in future periods.

Separately, on January 22, 2013, the Council of the European Union adopted a decision authorizing eleven EU member states (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) to proceed with the introduction of a financial transaction tax under the European Union’s “enhanced cooperation procedure”. The European Commission on February 14, 2013 adopted a draft directive for the implementation of the financial transaction tax. Since then, the introduction of the financial transaction tax is subject to ongoing controversial discussions at the European Union level with the result that the final scope, design and entry into force of the financial transaction tax are uncertain. Estonia is understood to be no longer participating. Depending on the final details, the proposed financial transaction tax could have a materially adverse effect on our profits and business. Different forms of national financial transaction taxes have already been implemented in a number of European jurisdictions, including France and Italy, and these taxes may result in compliance costs as well as market consequences which may affect our revenues.

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

Specifically, our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values. In addition, periods of market decline and uncertainty tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. In recent and other times in the past, decreased client appetite for risk has led to lower levels of activity and lower levels of profitability in our Corporate Banking & Securities Corporate Division. Our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

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

Deutsche Bank	26
Annual Report 2015 on Form 20-F

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

We announced the next phase of our strategy, Strategy 2020, in April 2015 and gave further details on it in October 2015. If we are unable to implement our strategic plans successfully, we may be unable to achieve our financial objectives, or we may incur losses or low profitability or erosions of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

In April 2015, we announced the next phase of our strategy, Strategy 2020, and gave further details on it in October 2015. Among our Strategy 2020 plans are to become simpler and more efficient by focusing on the markets, products and clients where we are better positioned to succeed, to become less risky by modernizing our technology and by withdrawing from higher-risk client relationships, to become better capitalized and to run the Bank in a more disciplined way. We also announced specific execution measures for each business division and updated our financial targets to highlight the financial objectives of Strategy 2020. The details of Strategy 2020 are set forth in Item 4: “Information on the Company – Business Overview – Our Business Strategy.”

Our Strategy 2020 goals are subject to various internal and external factors including market, regulatory, economic and political uncertainties, and to limitations relating to our operating model. These could negatively impact or prevent the implementation of our strategic goals or the realization of their anticipated benefits. Economic uncertainties such as the recurrence of extreme turbulence in the markets; weakness in global, regional and national economic conditions; the continuation of the low interest rate environment; increased competition for business; and political instability, especially in Europe, may impact our ability to achieve our strategic goals. Regulatory changes could also adversely impact our ability to achieve our strategic aims. In particular, regulators could demand changes to our business model or organization that could reduce our profitability, or we may be forced to make changes that reduce our profitability in an effort to remain compliant with law and regulation. We are also involved in numerous litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside of Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging. If litigation and regulatory matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve our Strategy 2020 aspirations.

27	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In particular, macroeconomic risks and the risks relating to regulatory changes and our legal proceedings may impact our ability to meet our financial and capital targets articulated as part of Strategy 2020. As financial targets, we are aiming to achieve a cost-income ratio of approximately 70 % by 2018 and approximately 65 % by 2020 and a post-tax return on tangible equity of greater than 10 % by 2018. Our capital targets comprise a Common Equity Tier 1 capital ratio of at least 12.5 % from the end of 2018 and a leverage ratio of at least 4.5 % at the end of 2018 and at least 5 % at the end of 2020. Strategy 2020 is based on an ambitious financial plan with, we believe, some buffer for downside scenarios and contingencies. However, the base case scenario for our financial and capital plan includes revenue growth estimates which are dependent on positive macroeconomic developments. Stagnation or a downturn in the macroeconomic environment could significantly impact our ability to generate the revenue growth necessary to achieve these Strategy 2020 financial and capital targets. Furthermore, even if we are able to grow our revenues in accordance with our strategic plans, the materialization of any of the regulatory changes or the costs for us – in terms of the outcomes or necessary changes to our businesses – of the litigation and regulatory matters mentioned above, or any other unforeseen risk, could adversely impact our net income and thereby cause us to fall short of our Strategy 2020 financial and capital targets.

Our capital targets are further dependent on our ability to reduce the size of our balance sheet in accordance with Strategy 2020. We aim to reduce risk-weighted assets (RWAs) by approximately € 90 billion to approximately € 320 billion by 2018 and € 310 billion by 2020, excluding RWA inflation due to stricter regulatory requirements, which we expect will amount to at least € 100 billion by 2019/2020. Key components of executing this plan are the disposal of Postbank, the sale of our noncontrolling 19.99 % stake in Hua Xia Bank and the substantial wind-down of the Non-Core Operations Unit (NCOU) as well as the exit of selected Global Markets businesses. Difficult market conditions or regulatory uncertainties may prevent us from being able to dispose of assets at all, or at prices we would consider to be reasonable, thereby causing us to either sell these assets for losses (or losses that are higher than expected) or hold these assets for a longer period of time than desired or planned. If we cannot reduce our RWAs according to plan, we may not be able to achieve the capital targets set out under Strategy 2020.

Strategy 2020’s financial plan also includes substantial cost reduction targets, which we plan to achieve through efficiency gains from implementation of various initiatives. By 2018, we aim to produce net savings in our adjusted costs (defined as total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangible assets and policyholder benefits and claims) of approximately € 1.0 to € 1.5 billion, against restructuring and severance costs of approximately € 3.0 to € 3.5 billion, such that we would reduce total adjusted costs to below € 22 billion. Our planned exit from certain businesses and clients may entail higher costs or take more time than anticipated and thereby impede us from achieving the cost reductions we have targeted. Furthermore, additional costs could arise from any number of anticipated or unanticipated developments, such as costs relating to compliance with additional regulatory requirements and increased regulatory charges. Our estimated restructuring and severance charges could ultimately run higher than anticipated, preventing us from achieving our adjusted cost target. Any failure to meet our cost reduction targets may also affect our ability to achieve our target cost-income ratio of approximately 70 % by 2018 and approximately 65 % by 2020.

Our ability to implement Strategy 2020 and meet its stated targets is based on a number of additional key assumptions relating to our business and operating model:

—

We assume that we will be able to overcome significant challenges arising from our business model. We continue to rely on our trading and markets businesses as a primary source of profit. However, these “flow” businesses, in particular our fixed income securities franchise, have continued to face an extremely challenging environment, caused by cyclical uncertainty about the low interest rate environment, central bank intervention in markets and the gradual cessation thereof and overall sluggish economic growth. We are substantially dependent on the performance of our flow businesses, and this dependency exceeds that of many of our competitors. While some of our businesses can profit from market volatility, many businesses dependent on client flow are increasingly challenged in uncertain times. Under Strategy 2020, we intend to retreat from a number of businesses that focused on riskier asset classes or strategies. In addition, some of our businesses may be resistant to change, posing risks to the implementation of changes to our business model. Should we be unable to implement this new business model successfully, or should the new business model fail to be profitable, we may not be able to achieve some or all of Strategy 2020’s goals.

Deutsche Bank	28
Annual Report 2015 on Form 20-F

—

We assume that we will be able significantly to upgrade and reduce the complexity of our infrastructure. We currently operate a highly complex infrastructure, which can compromise the quality of the overall control environment. Establishing a more efficient bank with a strong control environment depends on successfully streamlining and simplifying the IT landscape as well as cultural change. Furthermore, capital and execution plans require robust monitoring and tracking that is dependent on accurate, timely and relevant data. We have undertaken initiatives designed to address existing challenges in our IT and data architecture as well as in our data aggregation capabilities. Potential delays and challenges to implementing these initiatives would impact our ability to achieve efficiency improvements and enhance the control environment, thereby affecting our ability to implement Strategy 2020 successfully.

—

We assume that we will be able to improve our internal control environment. A robust internal control framework is necessary to achieve Strategy 2020’s ambitions. We are undertaking several initiatives to strengthen our controls, enhance the efficacy of our safeguards and manage non-financial risks, in particular as a response to the circumstances that have resulted in the numerous litigation and regulatory investigations to which the Bank has recently been subject. However, we can provide no assurance that an improved control environment will result in fewer litigations or investigations in the future. Furthermore, implementation of enhanced controls may result in higher than expected costs of regulatory compliance and offset efficiency gains, and thereby affect our ability to implement Strategy 2020 successfully.

—

We assume that the buffers we have included in our Strategy 2020 targets will be sufficient to reflect a plausible range of downside scenarios and that absent more substantial disclocations we will be able to achieve the targets. However, the buffers that we have provided in order to achieve these goals may prove to be insufficient in a downside scenario. Should this risk materialize as a result of the macroeconomic, regulatory, litigation or other factors discussed above, we may fail to meet our Strategy 2020 targets.

If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the amounts anticipated, or should we fail to achieve the publicly communicated targets we have set for implementation of these initiatives in 2016, we may fail to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

As part of Strategy 2020, we announced our intention to dispose of Deutsche Postbank AG (together with its subsidiaries, “Postbank”). We may have difficulties disposing of Postbank at a favorable price or on favorable terms, or at all, and may experience material losses from our holding or disposition of Postbank. We may remain subject to the risks of or other obligations associated with Postbank following a disposal.

As part of our Strategy 2020, we announced our intention to dispose of Postbank. Such disposal may occur by means of a sale of all or part of our holding in Postbank in a public offering of Postbank’s shares or to one or more purchasers in a private transaction. Deutsche Postbank AG became a consolidated, majority-owned subsidiary of ours in December 2010 following a public takeover offer by us. In 2012 Deutsche Postbank AG and a wholly-owned subsidiary of ours entered into a domination and profit and loss transfer agreement. As a preparatory step for the planned disposal, in December 2015, Deutsche Postbank AG, became a wholly owned subsidiary of ours, following a squeeze-out of minority shareholders.

We may have difficulties disposing of Postbank at a favorable price or on favorable terms or timing, or at all. Our ability to dispose of Postbank will, among other things, depend on economic and market conditions, particularly those relevant to the banking industry in Germany. Our ability to dispose of Postbank will also depend on the financial position, results of operations and business prospects of Postbank. If economic or market conditions, or the financial position, results of operations and business prospects of Postbank, are unfavorable, we may not be able to dispose of all or a portion of Postbank at a favorable price or on favorable terms or timing, or at all. A disposal of Postbank may require the approval of relevant regulators in the European Union and elsewhere, which may not be received on favorable terms or at all or which may be subject to disadvantageous conditions. During the period in which Postbank has been a subsidiary of ours, we have sought to integrate certain of its operations into ours and vice versa, and to develop intensified mutual service relationships. We have and will need to make investments in Postbank or incur other expenditures in preparation for its disposal, including the separation of contractual interlinkages, businesses, IT systems and other functions. We may need to make investments in Deutsche Bank to ensure the separation from Postbank and to re-

29	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

establish certain systems and other functions. To prepare Postbank for disposal, we will need to enable businesses and functions at Postbank, particularly those that rely on support from Deutsche Bank, to operate on a stand-alone basis, while maintaining efficiency, service quality and compliance with relevant regulations. In addition, prior to the disposal of Postbank we may terminate certain financial transactions with Postbank, transfer certain legal entities to Postbank, and terminate certain contractual relationships. Execution of these preparatory measures is required before a disposal can take place, and a failure to do so properly could hinder the disposal or give rise to financial losses.

Prior to its disposal, we remain exposed to the risks of Postbank and could be adversely affected by losses or obligations incurred by it, which losses or obligations could also adversely affect our ability to effect the disposal. In the event of a disposal of only part of our interest in Postbank, we would remain exposed to the economic risks of the portion of our interest that we did not dispose. In addition, we may remain exposed to certain of the risks of Postbank even following disposal of all or part of our interest in Postbank, if the terms of the sale, our previous relationship with Postbank, or applicable law, subject us to temporary or continuing obligations.

Any failure to dispose of Postbank on favorable terms, or any write-down for Postbank, whether upon its sale or otherwise, could have a material adverse effect on our net assets, financial condition and results of operations.

We may have difficulties selling companies, businesses or assets at favorable prices or at all and may experience material losses from these assets and other investments irrespective of market developments.

As part of Strategy 2020, we are seeking to reduce our assets, including in particular those of our Non-Core Operations Unit, but also those in our Global Markets business division. Such sales are part of our strategy to simplify and focus our business and to meet or exceed the new capital requirements by reducing risk-weighted assets and thereby improving our capital ratios. This strategy may prove difficult in the current and future market environment as many of our competitors are also seeking to dispose of assets to improve their capital ratios. We have already sold a substantial portion of our non-core assets, and our remaining non-core assets may be particularly difficult for us to sell as quickly as we have expected at prices we deem acceptable. Unfavorable business or market conditions may make it difficult for us to sell such assets at favorable prices, or may preclude such a sale altogether.

In addition, we have made significant investments in individual companies and have other assets that are not part of our core business such as our stake in Maher Terminals. While our intention remains to sell or otherwise reduce the amount and the risk of these exposures, if present market conditions persist, such sales will be difficult and may be delayed. Also, we are often a passive investor in such investments and as such we are reliant on the actions of third parties. This may also have an impact on our ability to effect sales or other risk reducing transactions with respect to such investments.

We operate in a highly and increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm.

The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, law enforcement authorities, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations or enforcement actions. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis. There has been a steep escalation in the severity of the terms which regulators and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with recent settlements including unprecedented monetary penalties as well as criminal sanctions. As a result, we may continue to be subject to increasing levels of liability and regulatory sanctions, and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions. Regulatory sanctions may include status changes to local licenses or orders to discontinue certain business practices.

Deutsche Bank	30
Annual Report 2015 on Form 20-F

We and our subsidiaries are involved in various litigation proceedings, including civil class action lawsuits, arbitration proceedings and other disputes with third parties, as well as regulatory proceedings and investigations by both civil and criminal authorities in jurisdictions around the world. We expect that we will continue to experience a high level of litigation, regulatory proceedings and investigations. Litigation and regulatory matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made or contingent liabilities assessed for such risks.

Actions currently pending against us or our current or former employees may not only result in judgments, settlements, fines or penalties, but may also cause substantial reputational harm to us. The risk of damage to our reputation arising from such proceedings is also hard or impossible to quantify. For example, we are unable to quantify the harm to our reputation that could arise from the investigation by the public prosecutor for the City of Munich of statements made by certain former and present management board members in connection with the litigation relating to the former Kirch Group.

Regulators have increasingly sought admissions of wrongdoing in connection with settlement of matters brought by them. This could lead to increased exposure in subsequent civil litigation or in consequences under so-called "bad actor" laws, in which persons or entities determined to have committed offenses under some laws can be subject to limitations on business activities under other laws, as well as adverse reputational consequences. In addition, the U.S. Department of Justice (DOJ) conditions the granting of cooperation credit in civil and criminal investigations of corporate wrongdoing on the company involved having provided to investigators all relevant facts relating to the individuals responsible for the alleged misconduct. This policy may result in increased fines and penalties if the DOJ determines that we have not provided sufficient information about applicable individuals in connection with an investigation. Other governmental authorities could adopt similar policies.

In addition, the financial impact of legal risks arising out of matters similar to some of those we face have been very large for a number of participants in the financial services industry, with fines and settlement payments greatly exceeding what market participants may have expected and, as noted above, escalating steeply over the last year to unprecedented levels. The experience of others, including settlement terms, in similar cases is among the factors we take into consideration in determining the level of provisions we maintain in respect of these legal risks. Recent developments in cases involving other financial institutions have led to greater uncertainty as to the predictability of outcomes and could lead us to add to our provisions. Moreover, the costs of our investigations and defenses relating to these matters are themselves substantial. Further uncertainty may arise as a result of a lack of coordination among regulators from different jurisdictions, which may make it difficult for us to reach concurrent settlements with each regulator. Should we be subject to financial impacts arising out of litigation and regulatory matters to which we are subject in excess of those we have calculated in accordance with our expectations and the relevant accounting rules and contrary to our publicly communicated expectation that the overall financial impact in 2016 will be below the 2015 levels, our provisions in respect of such risks may prove to be materially insufficient to cover these impacts. This could have a material adverse effect on our results of operations, financial condition or reputation.

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

31	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

other consequences for us. Relatedly, we are conducting our own internal global review of foreign exchange trading and other aspects of our foreign exchange business.

We have also been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. There are now three actions pending. A pending consolidated action has been brought on behalf of putative classes of over-the-counter traders and central-exchange traders and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action alleges that we rejected FX orders placed over electronic trading platforms that were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. We have moved or intend to move to dismiss these actions.

We have also been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

Many of these matters are not advanced enough to estimate their outcome or any fines that may be levied by governmental bodies or damages that may be incurred from private litigation. A number of other financial institutions are also currently being investigated. Any settlements by these institutions may adversely affect the outcomes for other financial institutions, such as us, in similar actions, especially as large settlements may be used as the basis or template for other settlements. As a result, these matters may expose us to substantial monetary damages and defense costs in addition to criminal and civil penalties, and they could accordingly have a material adverse effect on our results of operations, financial condition or reputation.

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

We have received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific, including various U.S. states attorneys general, in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. We are cooperating with these investigations.

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

Also as previously reported, on April 23, 2015, we entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, we agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. The agreements also contained provisions requiring various undertakings with respect to our benchmark rate submissions in the future, as well as

Deutsche Bank	32
Annual Report 2015 on Form 20-F

provisions requiring the appointment of an independent corporate monitor. We were also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

As part of the resolution with the DOJ, we entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the U.S. District Court for the District of Connecticut charging us with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank AG) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. A fine of U.S.$ 150 million, which is included in the U.S.$ 2.175 billion in total penalties referenced above, is (subject to court approval) expected to be paid by Deutsche Bank following sentencing of DB Group Services (UK) Ltd., expected in October 2016.

Factual admissions we have made in connection with these settlements could make it difficult for us to defend against pending and future claims.

Other regulatory investigations of us concerning the setting of various interbank offered rates remain ongoing, and we remain exposed to further regulatory action.

In addition, we are party to 47 civil actions concerning manipulation relating to the setting of various Interbank Offered Rates. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against us and numerous other banks. All but six of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against us that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, two actions concerning Pound Sterling (GBP) LIBOR and one action concerning Swiss franc (CHF) LIBOR.

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

We are defendants in civil actions asserting clawback claims in respect of the insolvency of Kaupthing hf. The extent of our financial exposure to this matter could be material, and our reputation may suffer material harm as a result of this matter.

In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law clawback claims for approximately € 509 million (plus interest calculated on a damages rate basis and penalty rate basis) against us in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by us to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that we were or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, we have been served with similar claims in England by Kaupthing and by the SPVs and their joint liquidators. We have filed a defense in these proceedings and continue to defend them. The extent of our financial exposure to this matter could be material, and our reputation may suffer material harm as a result of this matter.

33	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

We have received inquiries from regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for us. We are also named as a defendant in several putative class action complaints in respect of precious metals trading and related conduct.

We have received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. We are cooperating with these investigations and engaging with relevant authorities, as appropriate. The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for us. Relatedly, we have been conducting our own internal review of our historic participation in the precious metals benchmarks and other aspects of our precious metals trading and precious metals business.

We are also named as a defendant in several putative class action complaints, which have been consolidated in two lawsuits pending in the U. S. District Court for the Southern District of New York. These suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act, and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. The U.S. class action complaints are in the early stages. In addition, we have been named as a defendant in a Canadian class action proceeding in the Ontario Superior Court of Justice concerning gold, in which plaintiffs seek damages for alleged violations of the Canadian Competition Act as well as other causes of action. These complaints may result in material liability for us.

We are investigating the circumstances around equity trades entered into by certain clients in Moscow and London and have advised regulators and law enforcement authorities in several jurisdictions about those trades. In the event that violations of law or regulation are found to have occurred, any resulting penalties against us may materially and adversely affect our results of operations, financial condition and reputation.

We are investigating the circumstances around equity trades entered into by certain clients with us in Moscow and London that offset one another. The total volume of the transactions under review is significant. Our internal investigation of potential violations of law, regulation and policy and into the related internal control environment remains ongoing; to date it has identified certain violations of our policies and deficiencies in our control environment. We have advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation and have taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted. In the event that violations of law or regulation are found to have occurred, legal and regulatory sanctions in respect thereof may materially and adversely affect our results of operations, financial condition and reputation.

Regulatory and law enforcement agencies in the United States are investigating whether our historical processing of certain U.S. dollar payment orders for parties from countries subject to U.S. embargo laws complied with U.S. federal and state laws. While we have settled some matters, other investigations are still in progress and the eventual outcomes of these matters are unpredictable, and may materially and adversely affect our results of operations, financial condition and reputation.

We have received requests for information from certain regulatory and law enforcement agencies concerning our historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. On November 3, 2015, we entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. We paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. We continue to provide information to and otherwise cooperate with other investigating agencies. While it is too early to predict, the eventual outcomes of the investigations to which we are subject may materially and adversely affect our results of operations, financial condition and reputation.

Deutsche Bank	34
Annual Report 2015 on Form 20-F

We have been subject to contractual claims, litigation and governmental investigations in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results of operations, financial condition or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$ 84 billion of loans into private label securitizations and U.S.$ 71 billion through whole loan sales. We have been, and in the future may be, presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights and applicable statutes of limitations. As of December 31, 2015, we have approximately U.S.$ 2.4 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). Against these outstanding demands, we have established provisions of U.S.$ 445 million (€ 409 million) as of December 31, 2015 (for part of which we are indemnified). As with provisions generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. There are other potential mortgage repurchase demands that we anticipate may be made, but we cannot reliably estimate their timing or amount. As of December 31, 2015, we have completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S.$ 7.2 billion. In connection with those repurchases, agreements and settlements, we have obtained releases for potential claims on approximately U.S.$ 93.0 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S.$ 105 billion of U.S. residential mortgage-backed securities (referred to as “RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 29 “Provisions” to the consolidated financial statements, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. Some of these investigations are similar in nature to those that led to other financial institutions entering into settlements with members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force and paying significant penalties. We have a number of pending lawsuits against us or our affiliates as issuer, underwriter and/or trustee of RMBS. Such pending RMBS litigations are in various stages and we continue to defend these actions vigorously while seeking opportunities to achieve sensible out of court resolutions. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable.

Criminal and regulatory authorities are currently investigating or seeking information from us in connection with transactions with Monte dei Paschi di Siena. The extent of our financial exposure to these matters could be material, and our reputation may be harmed.

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

A criminal investigation was launched by the Siena Public Prosecutor into the transactions and certain unrelated transactions entered into by a number of other international banks with MPS. Such investigation was moved in September 2014 from Siena to the Milan Public Prosecutors as a result of a change in the alleged charges being investigated. On February 16, 2016, the Milan Public Prosecutors issued a request of committal to trial against us and six current and former employees. The preliminary hearing before the judge for the preliminary investigation phase (who has to decide whether to adhere to the request of committal to trial or not) is scheduled to take place in March 2016. Separately, we have also received requests for information from certain regulators relating to the transactions, including with respect to our accounting for the transactions and alleged failures by our management adequately to supervise the individuals

35	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

involved in the matter. We are cooperating with these regulators. The extent of our financial exposure to these matters could be material, and our reputation may suffer material harm as a result of these matters.

Guilty pleas by or convictions of us or our affiliates in criminal proceedings may have consequences that have adverse effects on certain of our businesses.

We and our affiliates have been and are subjects of criminal proceedings or investigations. In particular, as part of the resolution of the investigation of U.S. Department of Justice (DOJ) into misconduct relating to interbank offered rates, our subsidiary DB Group Services (UK) Ltd. entered into a plea agreement with the DOJ, pursuant to which the company pled guilty to one count of wire fraud. Also, in connection with the KOSPI Index unwind matters, our subsidiary Deutsche Securities Korea Co. was convicted of vicarious corporate criminal liability in respect of spot/futures linked market manipulation by its employees. We and our subsidiaries are also subjects of other criminal proceedings or investigations.

Guilty pleas or convictions against us or our affiliates could lead to our ineligibility to use an important trading exemption under the U.S. Employee Retirement Income Security Act of 1974 (ERISA). In particular, such guilty pleas or convictions could cause our affiliates to no longer qualify as a “qualified professional asset manager” (QPAM) under the QPAM Prohibited Transaction Exemption, which exemption is relied on to provide asset management services to certain pension plans in connection with certain asset management strategies. Loss of QPAM status could cause customers who rely on such status (whether because they are legally required to do so or because we have agreed contractually with them to maintain such status) to cease to do business or refrain from doing business with us and could negatively impact our reputation more generally. This could have a material adverse effect on our results of operations, particularly those of our asset management and wealth management businesses in the United States. We have filed an application with the U.S. Department of Labor (DOL), the agency responsible for ERISA, for exemptive relief permitting us to retain our QPAM status despite both the guilty plea of DB Group Services (UK) Ltd. and the conviction of Deutsche Securities Korea Co. The DOL has tentatively denied our QPAM application but has granted us a temporary QPAM exemption, effective through October 25, 2016. We have provided additional information to the DOL in support of our QPAM application and are seeking to address the DOL’s concerns in connection with its tentative denial letter. It is unclear whether the QPAM application will be approved, and a denial, and thus loss of QPAM status, could occur, with the potential for the adverse effects described above.

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

Many of our derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that we deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we do not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause us to forfeit the payments otherwise due to us or result in settlement delays, which could damage our reputation and ability to transact future business, as well as impose increased costs on us. Recently enacted legislation in the European Union (EMIR) and the U.S. (the Dodd-Frank Act) has introduced requirements for the standardization, margining, central clearing and transaction reporting of certain over-the-counter derivatives. While such requirements are aimed at reducing the risk posed to coun-

Deutsche Bank	36
Annual Report 2015 on Form 20-F

terparties and the financial system by such derivatives, they may reduce the volume and profitability of the transactions in which we engage, and compliance with such provisions may impose substantial costs on us.

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

We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, the risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. During the financial crisis, the financial markets experienced unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In this volatile market environment, our risk management tools and metrics failed to predict some of the losses we experienced, particularly in 2008, and may in the future fail to predict important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks especially in light of geopolitical developments, many of the outcomes of which are currently unforeseeable. Our losses thus have been and may in the future be significantly greater than the historical measures indicate.

37	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In addition, our more qualitative approach to managing those risks not taken into account by our quantitative methods could also prove insufficient, exposing us to material unanticipated losses. Also, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our revenues and profits. See “Management Report: Risk Report” beginning on page 79 of the Annual Report 2015 for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks.

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

Deutsche Bank	38
Annual Report 2015 on Form 20-F

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

We consider business combinations from time to time. Even though we review the companies, businesses, assets, liabilities or contracts we plan to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. Were we to announce or complete a significant business combination transaction, our share price could decline significantly if investors viewed the transaction as too costly or unlikely to improve our competitive position. In addition, we might have difficulty integrating any entity with which we combine our operations. Failure to complete announced business combinations or failure to integrate acquired businesses successfully into ours could materially and adversely affect our profitability. It could also affect investors’ perception of our business prospects and management, and thus cause our share price to fall. It could also lead to departures of key employees, or lead to increased costs and reduced profitability if we felt compelled to offer them financial incentives to remain.

39	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

We engage or have engaged in a limited amount of business with counterparties, including government-owned or -controlled counterparties, in certain countries or territories that are subject to comprehensive sanctions, including Iran and Cuba (referred to as “Sanctioned Countries”), or with persons targeted by U.S. economic sanctions (referred to as “Sanctioned Persons”). U.S. law generally prohibits U.S. persons or any other persons acting within U.S. jurisdiction from doing business with Sanctioned Countries or Sanctioned Persons. Thus, U.S. regulations may extend to activities in other geographic areas and by non-U.S. persons depending on the circumstances. Our U.S. subsidiaries, branch offices, and employees are and our non-U.S. subsidiaries, branch offices, and employees may become subject to those prohibitions and other regulations. We are a German bank and our activities with respect to Sanctioned Countries and Sanctioned Persons have been subject to policies and procedures designed to avoid the involvement of persons acting within U.S. jurisdiction in any managerial or operational role and to ensure compliance with United Nations, European Union and German embargoes; in reflection of legal developments in recent years, we further developed our policies and procedures with the aim of ensuring compliance with regulatory requirements extending to other geographic areas regardless of jurisdiction. However, should our policies prove to have been ineffective, we may be subject to regulatory action that could materially and adversely affect our business. By 2007, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business to the extent legally possible. It also decided to limit our business with counterparties in Cuba. Of these, Iran, Sudan and Syria are currently designated as state sponsors of terrorism by the U.S. State Department.

We had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. Our remaining business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged before 2007 to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfil our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with the outstanding loans to Iranian borrowers representing substantially less than 0.01 % of our total assets as of December 31, 2015 and the revenues from all such activities representing less than 0.01 % of our total revenues for the year ended December 31, 2015.

Deutsche Bank	40
Annual Report 2015 on Form 20-F

In recent years, the United States has taken steps, including the passage of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act of 2012, and a number of Executive Orders, to deter foreign companies from dealing with Iran by providing for possible sanctions against companies that provide services in support of certain Iranian activity in (among others) the financial, energy, shipping or military sectors or with certain Iranian counterparties, whether or not such dealings occur within U.S jurisdiction. Among the targets of these indirect, or “secondary”, U.S. economic sanctions are foreign financial institutions that, among other things, facilitate significant transactions with, or provide significant financial services to a wide range of Iranian entities, persons, and financial institutions. We do not believe we have engaged in activities sanctionable under these statutes, but the U.S. authorities have considerable discretion in applying the statutes, and any imposition of sanctions against us could be material. Following the occurrence on January 16, 2016 of “Implementation Day” of the Joint Comprehensive Plan of Action between the “P5+1” parties and Iran, pursuant to which Iran agreed to limits on its nuclear program and the P5+1 parties agreed to provide certain sanctions relief, secondary sanctions targeting Iran have been narrowed but not eliminated.

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

We are also engaged in a limited amount of business with counterparties domiciled in Cuba, which is not subject to any United Nations, European Union or German embargo. The business consists of a limited number of letters of credit, as well as claims resulting from letters of credit, and it represented substantially less than 0.01 % of our assets as of December 31, 2015. The transactions served to finance commercial products such as machinery and electrical equipment as well as medical products.

We are aware of current or proposed laws, regulations, policies or other initiatives by governmental and nongovernmental entities in the United States and elsewhere to prohibit transactions with or investment in, or require divestment from, entities doing business with Sanctioned Countries, particularly Iran and Sudan. Such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with such countries. Such a result could have significant adverse effects on our business or the price of our securities. It is also possible that new direct or indirect secondary sanctions could be imposed by the United States or other jurisdictions without warning as a result of geopolitical developments.

41	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

For information on significant capital expenditures and divestitures, please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Significant Capital Expenditures and Divestitures” on page 38 of the Annual Report 2015.

Business Overview

Our Organization

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Our Organization” on page 32 of the Annual Report 2015. For information on net revenues by geographic area and by corporate division please see Note 4 “Business Segments and Related Information: Entity-Wide Disclosures” to the consolidated financial statements and “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” on pages 48 through 50 of the Annual Report 2015.

Management Structure

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Management Structure” on page 32 to 33 of the Annual Report 2015.

Our Business Strategy

Following a comprehensive strategic review of the Group, Deutsche Bank announced its new strategic plan (“Strategy 2020”) in April 2015. In October 2015, we provided further details around the Bank’s strategic goals, management actions in its business divisions, infrastructure functions, and regions, and updated performance targets for 2018 and 2020.

Deutsche Bank	42
Annual Report 2015 on Form 20-F

The Bank conducted an examination of our business divisions, infrastructure functions, and regions, and an assessment of their ability to serve our clients’ future needs. Based on this assessment, the Bank’s management reinforced our commitment to a global platform and universal banking product offering in which all four of our businesses, Corporate Banking and Securities (“CB&S”), Global Transaction Banking (“GTB”), Deutsche Asset & Wealth Management (“Deutsche AWM”) and Private and Business Clients (“PBC”), remain core. The clear intention of Strategy 2020 is to focus our universal offering of products and services in order to become a less complex, more efficient, less risky and better capitalized bank.

In detail, the four strategic goals comprise the following:

—

First, to become simpler and more efficient by focusing on the markets, products, and clients where we are better positioned to succeed, which should lead to greater client satisfaction and lower costs. We want to achieve this via a material reduction in the number of locations, products and clients, as well as a simplified organization with fewer legal entities. Moreover, we intend to move towards a competitive cost structure, based on a more efficient infrastructure. Our execution plan includes the closure of onshore operations in ten countries, the transfer of trading activities to global and regional hubs and further centralization of booking locations in global and regional hubs. We aim to exit selected Global Markets business lines and to reduce the number of clients in CB&S. Furthermore, we intend to eliminate approximately 90 legal entities.

—

Second, to become less risky by modernizing our technology and withdrawing from higher-risk client relationships. We intend to (a) withdraw from those client relationships where in our view the risks are too high, to (b) improve our control framework, and to (c) implement automation in order to replace manual reconcil-iation. We seek to modernize our IT architecture, for instance by reducing the number of individual operating systems and by replacing the Bank’s end-of-life hardware and software applications. Automation of manual processes is aimed at driving efficiency and improving control. We intend to prioritize investments in the Know-Your-Client (“KYC”) and Anti-Money-Laundering (“AML”) infrastructure.

—

Third, to become better capitalized. We want to reduce risk-weighted assets (“RWAs”) by approximately € 90 billion to approximately € 320 billion by 2018 and approximately € 310 billion by 2020, excluding RWA inflation on the back of changing regulatory requirements, which is expected to be at least € 100 billion by 2019/2020. Furthermore, we seek to reduce our net CRD 4 leverage exposure by approximately € 170 billion by 2018. Key components of our execution plan include the deconsolidation of Postbank, the planned sale of our entire noncontrolling 19.99 % stake in Hua Xia Bank and the substantial wind-down of the Non-Core Operations Unit (“NCOU”) as well as the exit of selected Global Markets business lines. We intend to par-tially reinvest some capital into our business in order to pursue growth in our Global Transaction Banking and Asset and Wealth Management businesses.

—

Fourth, to run Deutsche Bank with more disciplined execution. We strive to secure disciplined execution of our main targets through the establishment of a fully accountable management team with all businesses and functions represented. Furthermore, we are committed to favoring personal accountability over committees wherever possible. We intend to combine this with a better alignment of our reward system to good performance and conduct.

We have also set ourselves clear financial targets in key areas. Starting with the regulatory ratios, we aim to strengthen our capital position, with a target Common Equity Tier 1 capital ratio of at least 12.5 % from the end of 2018, and a target leverage ratio of at least 4.5 % at the end of 2018 and at least 5 % at the end of 2020. By 2018, we further aim to produce net savings in our adjusted costs (total non-interest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangible assets and policyholder benefits and claims) of approximately € 1.0 to € 1.5 billion, against restructuring and severance costs of approximately € 3.0 to € 3.5 billion, to reduce total adjusted costs to below € 22 billion. In addition, we plan to dispose of assets before the end of 2017 that currently have a total cost base of approximately € 4.0 billion. Additionally, we aim to achieve a cost-income ratio of approximately 70 % by 2018 and approximately 65 % by 2020. In respect of returns to our shareholders, we aim to achieve post-tax return on tangible equity of greater than 10 % by 2018. Execution of Strategy 2020 is already underway. In October 2015, we announced a reorganization of our operating businesses along our key client segments effective January 1, 2016. The Corporate Banking & Securities business division has been split into two business divisions. CB&S’s sales and trading activities have been combined in a newly created business division called Global Markets (“GM”) with a primary focus on institutional clients. A new business division called Corporate & Investment Banking (“CIB”) has been created by

43	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

combining the Corporate Finance business in CB&S with the Global Transaction Banking division. CIB is focused primarily on servicing corporate clients. Furthermore, Deutsche Asset & Wealth Management has been split. Deutsche Bank Wealth Management (“WM”) is now run as a business unit alongside the Private and Business Client division to form the new Private, Wealth & Commercial Clients (“PW&CC”) business division focusing on private, commercial and high net worth clients. Deutsche Asset Management (“AM”) has become a stand-alone business division and focuses exclusively on institutional clients and the funds business. We believe that these structural changes better equip us to deliver on Strategy 2020 and we aim to have our cost reductions and capital measures materially completed by the end of 2018.

Strategy 2020 is expected to have a fundamental impact on Deutsche Bank’s structure, processes and culture. All of the strategic initiatives are designed to strengthen the Bank’s financial position and resilience. The Management Board is accountable for the Bank’s operating performance and execution against Strategy 2020. Its role is to provide oversight and decision-making on Strategy 2020 execution and financial performance. It also manages overall dependencies across projects and cross-divisional initiatives. All business divisions, key infrastructure functions and owners of cross-divisional tasks have developed detailed execution plans with concrete financial targets, milestones and interdependencies. These detailed plans form the basis for tracking subsequent implementation progress. We have enhanced our Performance Management Framework to monitor and track progress in implementing Strategy 2020 and to address and escalate deviations from the plan.

Strategy in CB&S

Under the old organizational structure, CB&S comprised the Markets and Corporate Finance businesses. The Markets business combines the sales, trading and structuring of a wide range of financial markets’ products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, and securitized products. Coverage of institutional clients is provided by the Institutional Client Group, while Research provides analysis of markets, products and trading strategies for clients. Corporate Finance is responsible for mergers and acquisitions (“M&A”) as well as debt and equity advisory and origination. Regional, industry-focused teams saw to the delivery of the entire range of financial products and services to the Bank’s corporate clients.

CB&S was committed to being a global leader in investment banking. With operations in over 50 countries around the world, employing around 8,500 staff, CB&S was at home in Asia Pacific and the Americas as it was in Europe.

In 2015, CB&S continued to optimize resources across the platform, enabling the business to maintain a top tier client franchise (i.e., Top-3 in FX across all regions (Euromoney), Top-3 in Fixed Income in the U.S. and Japan, #4 in Europe and APAC excluding Japan (Greenwich)) while delivering a more efficient platform. We continued to reduce leverage exposure, adjusted costs (excluding restructuring and severance, litigation, impairment of goodwill and other intangible assets and policyholder benefits and claims) and headcount. The 2015 income before taxes result of € (2,035) million was significantly impacted by litigation (€ (2,790) million) and goodwill impairments (€ (2,168) million).

As of January 1, 2016 the corporate-client focused Corporate Finance group of CB&S has been combined with GTB to form the new Corporate & Investment Banking (“CIB”) division, while the new Global Markets (“GM”) division focuses on institutional clients.

In Global Markets, our diversified client-focused business model delivered increased revenues in 2015 compared to the prior year. The business is now focused on executing initiatives to deliver Strategy 2020. These initiatives aim to reduce RWA and CRD 4 leverage exposure, improve profitability and reduce complexity. In addition to our previously-announced exit of uncleared CDS, we will exit from legacy Rates assets, Agency RMBS trading and high risk-weight securitized trading. We intend to rationalize activities in EM Debt, Rates & Credit OTC clearing and low-return client lending and target a reduction of leverage exposure consumption by our Fixed Income and Currencies (“FIC”) businesses, while continuing to optimize leverage and RWA consumption across the platform. In order to pursue identified growth opportunities, we will invest in Prime Brokerage and Credit Solutions with balance sheet released from exiting and optimizing other parts of the business. At the same time we intend to reduce our client and country footprint, rationalize our platform infrastructure and enhance the control environment.

Deutsche Bank	44
Annual Report 2015 on Form 20-F

In Corporate Finance we were ranked number 6 globally in 2015 (based on Dealogic data). The creation of the new CIB division is intended to enable us to better serve corporate clients with our full set of banking products. We intend to retain strength in Debt Capital Markets with focused efforts to grow market share in Advisory and Equity Capital Markets.

Strategy in PBC

Deutsche Bank’s Private & Business Clients (“PBC”) division provides banking and other financial services to private and commercial clients in Germany and selected international markets. PBC’s products and services include payment and current account services, investment management and retirement planning, as well as personal loans, mortgages and deposits. For small and medium-sized commercial clients, PBC offers a full range of services, e.g. from start-up financing to structured finance. Together with the Group's business divisions, PBC leverages the possibilities of interest rate and foreign currency management, foreign trade and the capital markets. PBC contains the three business divisions Private & Commercial Banking, Advisory Banking International and Postbank. Private & Commercial Banking comprises all of PBC's activities in Germany under the Deutsche Bank brand. Advisory Banking International consists of PBC's franchises in its five European markets (excluding Germany): Italy, Spain, Belgium, Portugal and Poland and in India. Additionally, in China, PBC holds a 19.99 % stake in Hua Xia Bank.

PBC is a leading private bank in Deutsche Bank’s home market Germany and provides services to more than 22 million clients. In addition, PBC serves more than 5 million clients elsewhere in Europe and in India. PBC’s income before taxes of € (3,291) million was strongly impacted by € (3,603) million impairment of goodwill and other intangibles, € (697) million valuation and transaction-related effect relating to the Hua Xia Bank stake as well as € (670) million for restructuring and severances. Major business related drivers in 2015 were growth in Global Credit Products and Investment & Insurance Products revenues as well as strict cost discipline which compensated for continued headwinds from the persisting low interest rate environment and from regulatory change.

As of January 1, 2016 we have combined Private & Business Clients (“PBC”) and Deutsche Bank Wealth Management (“WM”) to create the new segment Private, Wealth & Commercial Clients (“PW&CC”). PW&CC pursues a strategy of creating a leading, digitally enabled advisory bank with a strong focus on growth in Private Banking, Commercial Banking and Wealth Management. PW&CC’s objectives include the provision of seamless client coverage with a distinct Private Banking and Wealth Management approach in Germany, a strengthened European presence, expansion of services to Ultra High Net Worth (“UHNW”) clients in Asia, Americas, and the Middle East, and a focus on entrepreneurs in Germany and across Europe. Furthermore, PW&CC expects to realize significant synergies to improve efficiency in product offering, digital investment, operations, overhead and support functions. Additionally, it seeks to improve capital efficiency by further strengthening advisory capabilities and less emphasis on capital intensive products.

As part of the creation of PW&CC, we transformed Private & Business Clients (“PBC”) into Private & Commercial Clients (“PCC”) by the separation of Postbank and the planned sale of our stake in Hua Xia Bank. The key components of our strategy relate to our client approach, our international business and our efficiency. PCC aims to sharpen the client strategy in Germany by increasing profitability of Personal Banking with standardized and streamlined processes and services and by emphasizing Private and Commercial Banking. We intend to strengthen PCC´s international business by focusing on affluent as well as SME clients and seeking to reap synergies from regulatory harmonization across the EU and seek to benefit from ongoing macroeconomic recovery. We aim to improve our cost efficiency and reduce complexity via a streamlined head office and management structure, end-to-end process automation and Europe wide centralization of services. In line with the changing behavior of our clients, we aim to sharpen our distribution model by strengthening our omni-channel capabilities with additional investments into our digital offerings and by closing more than 200 branches in Germany.

45	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In the context of Strategy 2020, the Bank decided to deconsolidate Deutsche Postbank. As a first step towards deconsolidation, Deutsche Bank pursued a squeeze out of the minority shareholders acquiring 100 % of Postbank by the end of 2015. In the course of 2016, Deutsche Bank will pursue implementation of the measures that will allow for a separation of Postbank. From the first quarter of 2016 onwards, Postbank will be reported as a separate segment within Deutsche Bank.

Strategy in Global Transaction Banking (GTB)

As a key building block of our Commercial/International Banking proposition, GTB serves corporate and institutional clients globally with solutions around deposit taking, domestic and cross-border payments, trade finance, supply chain finance and securities services (i.e., trust, agency, depositary, custody and related services). GTB is organized along its two main business areas, Trade Finance and Cash Management Corporates (“TF/CMC”) and Institutional Cash and Securities Services (“ICSS”).

Throughout 2015, overall business conditions for GTB continued to remain challenging. A relatively slow economic recovery particularly in Europe, low or even negative interest rate environment, and ongoing margin pressure and increased competition, not least from new entrants such as non banks, acted as headwinds to the business. However, despite these challenges, GTB delivered income before taxes of € 1,439 million based on significant customer wins and increasing business volumes, distinct propositions in relation to the European Central Bank’s TARGET2-Securities (“T2S”) settlement engine which went live on June 22, 2015, and client centric solutions across a variety of industry segments, including for FinTech companies. GTB has continued to reduce the proportion of revenues stemming from interest income.

As of January 1, 2016, the GTB business has been combined with our CB&S Corporate Finance business to create the new division Corporate & Investment Banking (“CIB”). Within GTB, the business areas will be organized along three business lines: Trade Finance and Cash Management Corporates (“TF/CMC”), Institutional Cash Management (“ICM”), and Global Securities Services (“GSS”). This is intended to enable us to better serve our clients with our full set of banking products.

Within the new CIB division, GTB remains committed to executing on its strategic priorities: strengthening and deepening relationships with target clients; acquiring new target clients especially in Asia and the US; further building its capabilities to serve mid-cap clients in Germany; continuing its investments in operational excellence; optimizing its business portfolio while maintaining strict cost, risk and capital discipline.

The ongoing efforts of the division have led to Deutsche Bank receiving external recognition from some of the industry’s most respected bodies. The awards GTB received in 2015 include (but are not limited to) “Best Transaction Bank from Europe” (The Banker), “Best International Transaction Bank, Asia Pacific” (The Asian Banker), “Best Cash Manager for Financial Institutions” (Euromoney), “Best Trade Finance Provider” (Euromoney) and ”Global Corporate Trust Services Provider of the Year” (Infrastructure Investor Awards).

Strategy in Deutsche AWM

Deutsche AWM served individual, institutional and intermediary clients worldwide through asset management and wealth management solutions, including a full range of active, passive and alternative investments across all major asset classes, as well as investment solutions, wealth management advisory and private banking services.

Deutsche Bank	46
Annual Report 2015 on Form 20-F

Throughout 2015, we maintained our position as a top-10 global bank-owned asset and wealth manager (based on invested assets, Pensions & Investments magazine and annual reports), with total invested assets reaching € 1.1 trillion. Despite increasingly volatile financial markets and fierce competition, clients entrusted us with € 24 billion in net new assets. This has resulted in an income before taxes of € 1,250 million. Our strategic investments to serve clients include expanding private banker and wealth advisory teams to serve ultra-high-net-worth individuals (“UHNW”), as well as adding to institutional and intermediary sales coverage teams. We continued to expand our product offerings to address client demand, including launching new ETFs, alternative and active multi-asset funds. In parallel, we further focused the business portfolio through divestment of non-core areas (e.g. India Asset Management; U.S. brokerage-based private client services) and progressing in the full implementation of platform transformation initiatives, such as the BRS Aladdin investment management solution.

As of January 1, 2016 Deutsche AWM has been re-organized into two separate units, each oriented toward serving its clients and delivering growth for the Bank, while leveraging shared operating improvements made in recent years. Deutsche Bank Asset Management (“AM”) has become a new stand-alone business division of Deutsche Bank, while Deutsche Bank Wealth Management (“WM”), as described before, has become a business unit of the newly formed division PW&CC.

In AM, we intend to focus on delivering robust, sustainable investment performance across our funds products and investment solutions, and seek to gain market share globally while maintaining leadership in our home market of Germany. We foresee continued cooperation and connectivity, where appropriate, between AM and WM, as well as across the Bank, in offering solutions to retail and institutional clients.

In WM, we seek to build market share across our regions Germany, EMEA (excluding Germany), Americas and APAC whilst maintaining our focus on our core client segment of (U)HNW clients. We have the aim of delivering top quality products and solutions to our clients globally and providing greater access to offerings across Deutsche Bank, in collaboration with the new Global Markets and Corporate & Investment Banking divisions.

Strategy in the Non-Core Operating Unit (NCOU)

The NCOU was established in 2012 as our fifth corporate division and consists of two major businesses: Wholesale Assets and Operating Assets. Wholesale Assets mainly includes credit correlation trading positions, securitization assets, exposures to monoline insurers, assets reclassified under IAS 39, and assets and liabilities from PBC including Postbank. Operating Assets contains separate operating entities from the former Corporate Investments division (all of which have been transferred into NCOU) and some assets formerly within CB&S and Deutsche AWM. NCOU further contains several legal contingent risks transferred from Deutsche Bank’s core business divisions.

The strategy and mandate of the NCOU continues to be the de-risking of the portfolio which is aligned with the Bank’s overall strategic objectives. NCOU has embarked on an accelerated rundown of its portfolio with the intention to materially complete the wind-down of the division by the end of 2016. The aim is to free up capital by reducing risk-weighted assets and overall balance sheet in order to protect shareholder value by reducing risks from the above mentioned assets, liabilities and business activities.

47	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Our Corporate Divisions

Please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions” beginning on page 33 of the Annual Report 2015.

The Competitive Environment

Competitor Landscape

After a period earlier in 2015 when economic data appeared to be stabilizing or improving in many countries and the risk of a negative macro scenario and diminishing global growth appeared to be receding, developments late in the year 2015, as well as developments since the start of the new year, have caused these concerns to resurface, and markets, including equity markets in particular, have moved sharply downward. Eurozone data confirmed that the economy continued to grow at about its trend rate during much of 2015, propelled by real income gains provided by falling oil prices. Despite what appeared to be an improving growth background at the time, the European Central Bank (“ECB”) cut the deposit rate to -0.30 per cent in December 2015 and announced an extension of the asset purchase program until March 2017 or beyond if inflation and inflation expectations do not materially improve. The economic outlook has dimmed somewhat since the start of the year largely in the face of political concerns and concerns about the global outlook, however, and thus the ECB will probably make its monetary policy even more expansionary in the course of the year. Similarly, the Bank of England surprised by pivoting toward a more dovish policy stance. In the U.S., meanwhile, strong labour market data finally prompted the Federal Reserve to end seven years of zero interest rates by increasing the Fed Funds target rate by 0.25 percentage points in December. Since then, however, U.S. data have been mixed, pointing towards a somewhat weaker winter half and causing the Federal Reserve once again to question the wisdom of further monetary tightening in the near term. Moreover, we now expect a lower trend growth rate in the U.S. for the coming years. While in the past falling oil prices were overwhelmingly positive for the U.S. economy, U.S. production levels given the “fracking” boom, and the economics of this business, have largely broken this historical relationship. In Emerging Markets, growth remains weak; while it appears to be bottoming out in some economies, others, particularly those for which oil exports are critical to the economy, may not yet be reaching their nadir. Political uncertainty is also taking an increasing toll in Emerging Markets. In China, prospects remain uncertain and prognostication difficult. While some leading indicators are still compatible with a modest improvement in near-term growth, others are less optimistic, and perceived risks to the Chinese growth rate over the medium term is heavily pressuring commodities markets worldwide. While China is supporting its economy with more expansionary monetary and fiscal policies, looser policy is placing pressure on the currency and structural problems are likely to slow down the intended shift towards domestic demand driven growth and the health of the financial sector remains open to question. Monetary policy in China will probably become more expansive in order to bolster the economy. In Japan, fiscal measures and the ongoing extremely expansionary monetary policy (“Abenomics”) are supporting growth, while weak external demand has impacted negatively.

Focus across the industry in 2013 and 2014 was on strengthening capital ratios via capital raising, restructuring and retrenchment from capital intensive businesses. The focus in 2015 has been concentrated on resolving legal matters, responding to continued regulatory requirements and operational efficiency improvements. Despite unrelenting pressure on interest margins, total revenues are expanding. At the same time, asset quality is improving and industry profits are rising. Looking forward, however, the banking sector will continue to be challenged from the ongoing regulatory uncertainty and the risks to the growth of the global economy.

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

Deutsche Bank	48
Annual Report 2015 on Form 20-F

An emerging group of future competitors in the form of start-ups and technology firms are showing an increasing interest in banking services and products. We see potential for disruption from these new competitors in both core products, e.g., payments, basic accounts and loans and investment advisory, as well as in new products, e.g. peer to peer lending and equity crowd funding. Significant investment is ongoing across the banking industry to keep pace with technological advances and meet changing client needs.

In our home market, Germany, the retail banking market remains fragmented and our competitive environment is influenced by the three pillar system of private banks, public banks and cooperative banks. Competitive intensity has increased in recent years following some consolidation activity, particularly among public regional commercial banks (“Landesbanken”) and private banks, and increased activity levels from foreign players.

Regulatory Reform

In the past year, key areas of the post-financial crisis G20 regulatory agenda – strengthening international standards to create financially resilient institutions and ensuring resolvability of all banks – have continued to evolve with final rules becoming clearer.

Elements of the core Basel 3 capital adequacy, liquidity and leverage requirements have been implemented or further defined. In the European Union, the Capital Requirements Regulation and the Capital Requirements Directive (“CRR/CRD 4”) implementing the Basel 3 framework became effective on January 1, 2014, with some of the requirements, such as capital buffers, being phased in through 2019. Other requirements, such as a binding leverage ratio, still need to be finalized and formally implemented. In the United States, the U.S. implementation of the Basel 3 framework took effect on January 1, 2015 for Deutsche Bank Trust Corporation (“DBTC”), our U.S. bank holding company subsidiary. Beginning July 1, 2016, the U.S. Basel 3 framework and the related capital planning and stress testing requirements will apply to all of our U.S. non-branch operations – that is, excluding Deutsche Bank AG New York Branch.

2015 also saw progress in the regulation of the securities and derivatives markets. Given the global nature of these markets, a continuing key issue is the global cooperation and coordination of regulation and supervision. 2015 saw consultations at the European Union level on margining requirements, clearing rules and similar regulations in the U.S. as well as across Asia-Pacific. By the end of 2016, we expect the full implementation of clearing requirements and commencement of margin requirements in the European Union. Another key area of work in 2016 will be around the recovery and resolution of central counterparties (“CCPs”) – particularly in the European Union and in the U.S.

In connection with the structural reform of banks, 2015 saw further regulatory developments. In Germany, we have been granted a one year extension by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) for implementing the required cessation or separation of proprietary trading that does not constitute a service for others, high frequency trading (with the exception of market making), and credit or guarantee transactions with hedge funds and comparable enterprises, also in order to allow for possible alignment with expected European Union legislation. In Europe, political negotiations on European Union legislation covering the prohibition of proprietary trading and separation of risk trading activities are ongoing. A final text is not expected before the second half of 2016 with a minimum implementation period of two years. In the U.S., DBTC also participated for the first time in the Federal Reserve Board’s Comprehensive Capital Adequacy Review (“CCAR”) process, an annual capital planning and stress testing exercise. Additionally, the U.S. Volker Rule conformance date was reached in July 2015 (subject to an extension for certain legacy covered funds), in response to which we have implemented a comprehensive compliance program.

Importantly, in 2015 we continued to be subject to the Single Supervisory Mechanism (“SSM”), the new prudential supervisory regime in the eurozone led by the European Central Bank. We are cooperating closely with the ECB and the competent national supervisory authorities participating in the SSM. 2015 saw significant progress in adapting internal processes to meet the demands of such authorities. The advent of the ECB as competent authority for prudential supervision of large banks domiciled in the eurozone and other participating European Union member states is

49	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

expected to enhance consistency of supervisory standards and transparency in the future, and we continue to participate in corresponding efforts such as reducing existing options and discretions under European Union legislation.

At the international level, in October 2014 the Basel Committee on Banking Supervision (“BCBS”) published its final standards for the Net Stable Funding Ratio (“NSFR”). In December 2014, the BCBS finalized changes to the capital standards for securitization exposures held in the banking book. Subject to potential modifications in the legislative process, the NSFR and the new securitization standards are expected to be implemented and take effect by January 1, 2018. In addition, in January 2016, the BCBS completed its fundamental review of the trading book and published a corresponding final standard on the minimum capital requirements for market risk. We expect that European Union and U.S. authorities will propose rules implementing this new market risk standard in 2016 or 2017. Finally, in December 2015 the BCBS also proposed changes to the standardized approaches for credit risk that would generally increase the use of standardized assumptions to promote comparability across banks and jurisdictions. In 2016, the BCBS is expected to publish further proposals on the standardized approach for operational risk as well as a capital floor. We expect the BCBS to publish final standards on the standardized approaches for credit and operational risk, as well as on capital floors, in late 2016 or in 2017. While the expected impacts on capital requirements of the proposed new standardized approaches have been factored into our Strategy 2020 projections and objectives, their ultimate impact on us will depend on how they are implemented through binding legislation and regulation.

Other key post-crisis reforms, while agreed in final standards and, in many cases, primary legislation, are still at an early stage of their phase-in or implementation, particularly where regulators have yet to develop detailed rules and regulations or determine their cross-border application. Thus, the impact of the implementation of such final standards and primary legislation on specific institutions remains uncertain. Examples of such post-crisis reforms include:

—

Legislation for OTC derivatives clearing, reporting and margining has been enacted in the European Union and U.S. and some requirements are already in effect. By the end of 2016, clearing mandates in the European Union are expected to be fully implemented, and margin rules will be phased-in starting September 2016. While trade reporting has begun, phase-in of mandatory European Union clearing obligations is not expected to begin until June 2016 and relief from transaction-level requirements for swaps between non-U.S. swap dealers and non-U.S. persons has been extended until September 30, 2016. In addition, on February 10, 2016, the European Commission and the U.S. Commodity Futures Trading Commission (“CFTC”) announced a common approach to facilitate the cross-border recognition of CCPs. Margin requirements for non-cleared derivatives have been adopted in the U.S. and will phase in from September 2016 to September 2020. Similar requirements and timelines are expected in the European Union. We can expect the cost of trading OTC derivatives across the market to increase as a result of the margin requirements as well as a rise in demand for high quality collateral.

—

Updated European Union rules for market structure, pre- and post-trade transparency for equities, fixed income, currency and commodities transactions, investor protection, market abuse and sanctions through the Markets in Financial Instruments Directive (“MiFID 2”) and Regulation (“MiFIR”) and the Market Abuse Directive (“MAD 2”) and Regulation (“MAR”). MiFID 2/MiFIR will also introduce a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized and liquid. Originally, most requirements introduced by MiFID 2/MiFIR and MAD 2/MAR were foreseen to be applicable to us starting on January 3, 2017 or July 3, 2016, respectively. On February 10, 2016, however, the European Commission published proposals to delay the application of MiFID 2/MiFIR by one year to January 3, 2018. This needs now to be agreed by the bodies of the European Union through the co-decision process. MiFID 2 and MAD 2 need yet to be transposed into national law, and the European Securities and Markets Authority (“ESMA”) and the European Commission have yet to finalize many of the required implementing regulations. Depending on the detailed rules being developed, the updated MiFID 2/MiFIR could have a substantial impact on the way we trade with clients, transparency requirements, the willingness to deploy our risk capital, and the way we distribute products.

—

Bank structural reforms requiring either separation of certain business activities or the creation of independently organized and capitalized subsidiaries continue to be discussed. In Germany, the end date for the cessation or separation of proprietary trading and certain other activities from deposit-taking under the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (the “Separation Act”) has been extended for us by the BaFin to June 30, 2017. In the U.S., Federal Reserve Board final rules on enhanced prudential standards for the U.S. operations of foreign banking organizations require us to establish or

Deutsche Bank	50
Annual Report 2015 on Form 20-F

designate a U.S. intermediate holding company (“IHC”) by July 1, 2016 and transfer the ownership interests of substantially all of our U.S. subsidiaries to this U.S. intermediate holding company. Work is ongoing to ensure compliance with these rules and a fully operating IHC by the middle of the year. As of July 21, 2015, our activities must be in conformance with the prohibitions and restrictions of the regulations implementing Section 619 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, commonly referred to as the ‘Volcker Rule’, except for certain extensions for legacy funds which are expected to last until July 21, 2017 and possible further extensions for illiquid funds.

—

Capital planning and stress testing will continue to be a focus in 2016. In 2015, DBTC submitted its first capital plan and related information to the Federal Reserve Board in connection with the 2015 CCAR process. Although the Federal Reserve Board objected to DBTC’s capital plan on qualitative grounds, the Federal Reserve Board confirmed that DBTC’s capital ratios would significantly exceed the quantitative minimum requirements even under the supervisor’s hypothetical severely adverse economic stress scenario. We will be incorporating enhancements to our processes as we submit our 2016 CCAR filings for DBTC. At the international level, the BCBS has started working on global standards for stress testing as part of its work-plan.

—

Recovery and resolution – the major jurisdictions where we have significant group operations finalized implementation of the Financial Stability Board (“FSB“) Key Attributes for Effective Resolution Regimes. In particular, the European Union Bank Recovery and Resolution Directive (“BRRD”) was implemented in Germany and in the United Kingdom on January 1, 2015. The BRRD includes powers of the resolution authority to require legal and operational changes to bank structures to ensure resolvability, to transfer to another legal entity shares, assets, rights or liabilities of a bank which is failing or likely to fail, to reduce, including to reduce to zero, the nominal amount of shares, and to cancel shares. Furthermore, it may order the full or partial write-down of hybrid capital instruments and certain eligible liabilities or their conversion into shares (commonly referred to as “bail-in”). In addition, in January 2016, the European Union regulation (the “SRM Regulation”) establishing the Single Resolution Mechanism (“SRM“) and the Single Resolution Fund for banks domiciled in European Union member states participating in the SSM became fully effective and created a harmonized mechanism for the application of the BRRD under responsibility of a single European resolution authority (referred to as the Single Resolution Board or “SRB”). With the aim of ensuring cross-border group resolution of globally active banks, the BRRD and the SRM Regulation also contain rules regarding the cooperation with non-European Union member states and recognition of non-European Union resolution proceedings.

—

Loss-absorbing capacity and MREL – the FSB published a final term-sheet in November 2015 providing a global framework for minimum total loss-absorbing capacity (“TLAC”). The standard is designed to ensure that global systemically important banks (“G-SIBs”), such as us, maintain enough capital and long-term debt instruments that can be effectively bailed-in to absorb losses and recapitalize the bank. The TLAC standard is proposed to apply starting from January 1, 2019, and its ultimate impact on us will depend on how it is implemented into German law and into the laws of the countries in which we have significant subsidiaries. On October 30, 2015, the Federal Reserve Board proposed rules implementing the TLAC standard in the United States, with requirements that would apply to the U.S. IHCs of non-U.S. G-SIBs (such as ours). In addition, in the European Union, the SRM Regulation and national legislation implementing the BRRD require banks to meet a specific requirement for own funds and eligible liabilities (“MREL”) in order to prevent them from structuring their liabilities in a way that impedes the effectiveness of a bail-in or other resolution tools. The minimum MREL requirement will be determined for banks on a case-by-case basis by the competent resolution authorities, and the European Union is expected to review implementation of MREL in October 2016 in connection with implementation of the TLAC standard into European Union law. We expect that a specific MREL requirement will be determined for us in the course of 2016. Furthermore, in November 2015, the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz) was published, which adapted German bank resolution laws to the SRM and changed the ranking in insolvency of certain senior unsecured debt instruments issued by banks in order to ensure that they would absorb losses after contractually subordinated debt but ahead of other senior liabilities in a resolution or insolvency proceeding. This new order of priority applies to insolvency proceedings commenced, and resolution measures imposed upon the relevant bank, on or after January 1, 2017, with effect for senior unsecured debt instruments outstanding at this time. The German Resolution Mechanism Act aims to facilitate bail-in while respecting the principle that no creditor should be worse off than in insolvency and also help meeting TLAC requirements.

—	Measures to further harmonize legislation in the European Union, including revised European Union legislation on anti-money laundering, payment services and distribution of bank products.

51	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Several regulatory proposals (including in connection with the implementation of existing laws) as discussed below are being contemplated which have not yet been finalized. Such proposals, depending on whether and in what form they become law, might have a material impact on our activities, balance sheet and profitability. To the extent possible, the impact of such proposals on us has been taken into account in our Strategy 2020 projections and objectives. The proposals include:

—

Further revisions to the Basel 3 framework, in particular several BCBS proposals that have yet to be finalized and implemented, including the proposed changes to the standardized approaches mentioned above, new rules for interest rate in the banking book and Credit Valuation Adjustments. On April 15, 2014, the BCBS published a standard, yet to be implemented, that would restrict a bank’s exposures to a single counterparty to 25 % of its Tier 1 capital (instead of 25 % of the sum of its Tier 1 and Tier 2 capital) and further limit exposures between banks designated as “global systemically important banks” such as us, to 15 % of Tier 1 capital. The proposal, if implemented, would be applicable starting on January 1, 2019. Additionally, certain areas are subject to ongoing review and revision, such as the calibration of the leverage ratio, capitalization for exposures to central counterparties and treatment of sovereign debt.

—

Further structural changes, as a result of the separation of certain business activities considered risky under the proposed European Union regulation on structural measures improving the resilience of European Union credit institutions or as a result of changes in the bank organization potentially required by the Single Resolution Board to ensure resolvability.

—

Additional direct costs as a result of financial sector specific tax and levies, for example the European Union enhanced cooperation financial transaction tax, which is still under negotiation, and contributions to the Single Resolution Fund, which starts from January 1, 2016. Legislation to increase contributions to statutory deposit guarantee schemes was also implemented in the European Union and a new proposal to create a eurozone deposit insurance system has been published by the European Commission.

—

Additional regulation of specific financial market activities, such as money market funds, benchmarks and indices, and securities financing transactions. Possible future proposals on capital markets, including investment funds, financial market infrastructures, and other proposals addressing so-called shadow banking activities may also impact us.

—

Cyber crime, which continued to be a focus of policy makers and the industry in 2015. Political work on this topic will likely continue in 2016 and beyond to seek a consistent regulatory and best-practice framework globally. Global banks are a key focus for future political initiatives on the prevention of cyber crime and legislative proposals in this area may have a material impact on us.

—

Further measures to harmonize banking regulation and supervision in the European Union – such as initiatives by the EBA and the ECB to reduce existing options and discretions and harmonize national supervisory practices under European Union legislation in connection with the CRR/CRD 4 legislative package.

Climate change, environmental and social issues

Many governments, corporations and investors are extending their focus on climate change, environmental and social issues by enacting legislation, changing business models, setting business operational policies and changing investment decision making. This activity has been accelerating in the lead up to the publication of the revised United Nation’s Sustainable Development Goals and the COP 21 Paris climate summit in December 2015. Respected authorities continue to estimate that the total impact of these actions will be insufficient to reduce the risks of climate change, increasing the risks to society and the economy from more frequent and stronger extreme weather events. However, at COP 21 in December 2015, the UN achieved a global agreement on climate, with the aim of keeping global warming below 2°C and accelerating the transformational changes needed to meet the challenge. This requires public and private sectors working together to achieve a common goal. The financial sector has a critical role to play in creating the financial infrastructure needed to facilitate the transition to a low-carbon economy.

The number and strength of government, corporate and investor actions are expected to continue to increase over time as climate change has a greater impact on society. This affects the financial services industry, in particular in connection to increasing demand for financing of projects that contribute to or mitigate climate change, as well as other environmental and societal impacts. Projects and products that contribute to climate change or have other negative

Deutsche Bank	52
Annual Report 2015 on Form 20-F

environmental or social impacts, as well as their financing and other services for these projects, are being reviewed more critically by investors, customers, environmental authorities, non-governmental organizations and others. At Deutsche Bank such a review is conducted based on the Environmental and Social Risk Framework. Where our own assessment of these issues so indicates, we may abstain from participating in such projects.

By contrast, projects and products that aim to mitigate climate change or other environmental pressures are increasingly seeking financing and other financial services; these offer growth opportunities for many of our businesses. Research indicates that companies incorporating the best environmental, social and governance practices are able to raise capital at a lower cost and may be able to achieve superior risk-adjusted returns. Moreover, we note that investors, customers and others increasingly take the overall approach of companies to climate change, including the direct and indirect carbon emissions of their operations, into consideration in their decisions.

We have undertaken a number of measures to reduce the carbon emissions of our business operations. Since 2012 our business operations have been carbon neutral. In 2015 we became the first commercial bank to become accredited to act as implementing entity for the UN Green Climate Fund, alongside public institutions such as the World Bank, European Bank for Reconstruction and Development and Inter-American Development Bank. In addition, we invested € 800 million into a portfolio of high quality Green Bonds, as part of our goal of investing € 1 billion into this developing market. This investment will be primarily in Green Bonds issued by Sovereigns, Supranationals and Agencies, as part of our liquidity reserve investments.

Regulation and Supervision

Overview

Our operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where we conduct business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business we conduct in a country and how we structure specific operations. In reaction to the crisis in the financial markets, the regulatory environment has undergone and is still undergoing significant changes.

In December 2010, the Basel Committee on Banking Supervision proposed revised minimum capital adequacy and liquidity standards that were significantly more stringent than the then-existing requirements. The set of comprehensive changes to the capital adequacy framework published by the Basel Committee, known as Basel 3, was implemented into European Union law by a legislative package referred to as “CRR/CRD 4”. The CRR/CRD 4 legislative package includes a European Union regulation (which is referred to as the Capital Requirements Regulation or “CRR”) which is directly enforceable as law in every member state of the European Union, and a European Union directive (which is referred to as the Capital Requirements Directive or “CRD 4”), which has been implemented into national (in our case German) law. CRR/CRD 4 contains, among other things, detailed rules on regulatory banking capital, increased capital requirements and the introduction of additional capital buffers, tightened liquidity standards and a non-risk based leverage ratio. Most of the new rules came into effect on January 1, 2014, with capital requirements and buffers increasing from year to year.

In addition to the continued implementation and refinement of the CRR/CRD 4 legislative package, the European Union is pursuing a deeper integration and harmonization of banking regulation and supervision by establishing a banking union. Currently, the banking union consists of two pillars, the Single Supervisory Mechanism (“SSM”) and the Single Resolution Mechanism (“SRM”) for banks domiciled in the eurozone as well as those domiciled in other member states of the European Union member states that decide to participate in the SSM and the SRM. The banking union shall be completed by a third pillar, a common European Deposit Insurance Scheme (“EDIS”), and is underpinned by an increasingly harmonized regulatory framework (the so-called “single rulebook”) for financial services in the European Union. While the SSM and the SRM have already become effective, the EDIS is currently debated among member states, based upon a proposal of the European Commission published on November 24, 2015.

53	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Under the SSM, since November 4, 2014, the European Central Bank (“ECB”) has become the primary supervisor of “significant” credit institutions (such as us) and their banking affiliates in the relevant member states. The competent national authorities continue to supervise the remaining, “less significant” banks under the oversight of the ECB. The SSM is based on a European Union regulation (which is referred to as the SSM Regulation) which is directly enforceable as law in every participating member state.

The SRM, which came into force on January 1, 2016, centralizes at a European level the key competences and resources for managing the failure of any bank in the participating member states. Under the SRM, broad resolution powers with respect to banks domiciled in the participating member states have been granted to the Single Resolution Board (“SRB”) as the single European resolution authority and to the competent national resolution authorities. Resolution powers in particular include the power to reduce, including to zero, the nominal value of shares, or to cancel shares outright, and to write down certain eligible unsecured liabilities, including to zero, or convert them into equity (commonly referred to as “bail-in”). The SRB is also in charge of the Single Resolution Fund (“SRF”), a pool of money financed by the banking sector which is set up to ensure that medium-term funding support is available for purposes of restructuring banks under the SRM. The SRM comprises a European Union regulation (referred to as the SRM Regulation) which is directly enforceable as law in every participating member state and a European Union directive (referred to as the Bank Recovery and Resolution Directive or “BRRD”) which has been implemented into national (in our case German) law. The BRRD is also applicable to member states that do not participate in the SRM.

In February 2012, the European Commission established a High-level Expert Group chaired by Erkki Liikanen to examine possible reforms to the structure of the European Union’s banking sector. In its final report of October 2, 2012 (the so-called “Liikanen report”), the expert group proposed, inter alia, a legal separation of certain particularly risky financial activities from deposit-taking banks within a banking group. Taking into account the recommendations of the Liikanen report, the German Federal Parliament, in 2013, adopted the German Act on the Separation of Risks and Recovery and Resolution Planning for Credit Institutions and Banking Groups (Trennbankengesetz, the “Separation Act”). From July 1, 2016 (unless such period is extended, as it has been for us, to June 30, 2017), the Separation Act prohibits deposit-taking banks and their affiliates from engaging in certain activities unless these activities are transferred to a separate legal entity as further describe below. Also based upon the Liikanen report, the European Commission published on January 29, 2014 a proposal which, if enacted, will impose measures similar to the Separation Act. The proposal is currently being negotiated at the European level and its ultimate impact on us will depend on the outcome of such negotiations.

Finally, as discussed below under “Regulation and Supervision in the United States”, in July 2013 U.S. federal bank regulators issued final rules implementing many elements of the Basel 3 framework and other U.S. capital reforms.

Further changes continue to be under consideration in the jurisdictions in which we operate. While the extent and nature of these changes cannot be predicted now, they may include a further increase in regulatory oversight and enhanced prudential standards relating to capital, liquidity, leverage, employee compensation, conduct of business, limitations on activities and other aspects of our operations that may have a material effect on the businesses and the services and products that we will be able to offer.

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

Regulation and Supervision in Germany – Basic Principles

We are authorized to conduct banking business and to provide financial services as set forth in the German Banking Act (Kreditwesengesetz) and the CRR. We are subject to comprehensive regulation and supervision by the ECB, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) and the Deutsche Bundesbank (“Bundesbank”), the German central bank.

Deutsche Bank	54
Annual Report 2015 on Form 20-F

Since November 4, 2014, we are directly supervised by the ECB, which is the primary supervisor of “significant” credit institutions and their banking affiliates domiciled in the eurozone as well as those domiciled in other member states of the European Union that decide to participate in the SSM. The ECB is responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions established in a participating member state where notice of such changes must be provided, in each case regardless of whether an institution is significant or not. With respect to us and other “significant” credit institutions, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as those regarding compliance with regulatory requirements set forth in CRR/CRD 4 concerning own funds, large exposure limits, leverage, liquidity, securitizations, governance and risk management requirements. The ECB carries out its supervisory functions through a Joint Supervisory Team (“JST”) established for the Group. The JST is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the Bundesbank.

The BaFin continues to be our supervisor for regulatory matters with respect to which we are not supervised by the ECB. These include the rules on business conduct in the securities markets and the regulation of anti-money laundering, terrorist financing and payment services, as well as certain special areas of bank regulation, such as those related to the issuance of covered bonds (Pfandbriefe) and the supervision of German home loan banks (Bausparkassen). Generally, the BaFin also continues to supervise us with respect to those requirements under the German Banking Act that are not based upon European law. The Bundesbank supports the BaFin and the ECB and closely cooperates with them. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The ECB, the BaFin and the Bundesbank receive comprehensive information from us in order to monitor our compliance with applicable legal requirements and to obtain information on our financial condition. Generally, supervision by the ECB (together with the BaFin and the Bundesbank) applies on an unconsolidated basis (company only) and on a consolidated basis (the company and the entities consolidated with it for German regulatory purposes). Banks forming part of a consolidated group may waive the application of capital adequacy requirements, large exposure limits and certain organizational requirements on an unconsolidated basis if certain conditions are met. Deutsche Bank AG meets these conditions and has had application of these rules waived since January 1, 2007.

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

Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision, leverage and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Banking Authority (“EBA”) and adopted by the European Commission. Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the German Banking Act and other German laws.

The German Securities Trading Act

Under the German Securities Trading Act (Wertpapierhandelsgesetz), the BaFin regulates and supervises securities trading in Germany. The German Securities Trading Act contains, among other things, disclosure and transparency rules for issuers of securities that are listed on a German exchange and prohibits insider trading with respect to certain

55	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

The European Union has completed several legislative proposals which result in further regulation of securities trading and the trading in derivatives in particular. Notably, the European Union adopted the European Regulation on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”), which became effective on August 16, 2012. EMIR introduced requirements for standardized over-the-counter derivatives to be centrally cleared and derivative transactions to be reported to trade repositories. EMIR also includes additional capital and margin requirements for non-cleared trades. While a number of the compliance requirements introduced by EMIR have come into effect, the European Supervisory Authorities (mainly the European Securities and Markets Authority) are still in the process of finalizing certain implementing rules mandated by EMIR. Further legislative measures such as the Markets in Financial Instruments Directive (“MiFID 2”) and Regulation (“MiFIR”) and the Market Abuse Directive (“MAD 2”) and Regulation (“MAR”) provide for, among other things, greater regulation and oversight by covering additional markets and instruments, extension of pre- and post-trade transparency rules from equities to all financial instruments, stricter market abuse rules, greater restrictions on operating trading platforms, and greater sanctioning powers. MiFID 2/MiFIR will also introduce a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized, and new investor protection rules which will significantly impact the way we distribute products. Originally, most of the requirements introduced by MiFID 2/MiFIR and MAD 2/MAR were foreseen to be applicable to us starting on January 3, 2017 or July 3, 2016, respectively. On February 10, 2016, however, the European Commission published proposals to delay the application of MiFID 2/MiFIR by one year to January 3, 2018. This needs now to be agreed by the bodies of the European Union through the co-decision process. MiFID 2 and MAD 2 need yet to be transposed into national law, and the European Securities and Markets Authority (“ESMA”) and the European Commission have yet to finalize several related implementing regulations.

Capital Adequacy Requirements

Since January 1, 2014, the minimum capital adequacy requirements for banks are primarily set forth in the CRR. The CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is "Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.125%, although regulators may require an earlier conversion, for example for stress-testing purposes. Common Equity Tier 1 capital and Additional Tier 1 capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. Pursuant to the CRR, hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 cease to qualify as such and will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds under the CRR. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6 % and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

Deutsche Bank	56
Annual Report 2015 on Form 20-F

The German Banking Act, as amended by the CRR/CRD 4 legislative package, also requires banks to build up a mandatory capital conservation buffer (Common Equity Tier 1 capital amounting to 2.5 % of risk-weighted assets), and authorizes the BaFin to require banks to build up an additional counter-cyclical buffer (Common Equity Tier 1 capital of generally 0 % to 2.5 % of risk-weighted assets, or more in particular circumstances) during periods of high credit growth. In addition, the BaFin may require banks to build up a systemic risk buffer (Common Equity Tier 1 capital of between 1 % and 3 % of risk-weighted assets for all exposures and – in exceptional cases – up to 5 % for domestic and third-country exposures) to prevent and mitigate long term non-cyclical systemic or macro-prudential risks not otherwise covered by CRR/CRD 4. Global systemically important banks (such as us) will be subject to an additional capital buffer of between 1 % and 3.5 % of risk-weighted assets which will be determined for the banks concerned based on a scoring system measuring their systemic importance. The provisions in the German Banking Act on capital buffers (except those for the systemic risk buffer, which are already fully effective) are being phased in gradually through January 1, 2019. The systemic risk buffer and buffers for systemically important banks will generally not be cumulative; only the higher of these two buffers will apply. If a bank fails to build up the required capital buffers, it will be subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. The ECB may require us to maintain higher capital buffers than those required by the BaFin.

The Basel 3 framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report and publish their leverage ratios for a future assessment and calibration of the leverage ratio. According to a delegated act adopted by the European Commission on October 10, 2014, the way we calculate our exposure measure for the leverage ratio under the CRR was revised significantly. It is expected that banks will be required to fully comply with the leverage ratio starting in 2018.

The ECB may also, under certain circumstances, impose capital requirements on individual banks which are more stringent than the statutory requirements set forth in the CRR, the German Banking Act or the related regulations. In this context, in December 2014, the EBA published its final guidelines for common procedures and methodologies for the supervisory review and evaluation process (“SREP”). Competent supervisory authorities, including the ECB, are required to review the arrangements, strategies, processes and mechanisms of supervised banks on a regular basis, in order to evaluate risks to which they are or might be exposed, risks they could pose to the financial system, and risks revealed by stress testing, taking into account the nature, scale and complexity of their activities. At the end of the process, the competent supervisory authority prepares an SREP decision setting out, depending on the outcome of the SREP, specific capital and liquidity requirements for the supervised bank. In addition, also based on the outcome of the SREP, the competent supervisory authority may take a range of other measures in response to shortcomings in a bank’s governance and risk management processes as well as its capital or liquidity position, such as prohibiting dividend payments to shareholders or distributions to holders of regulatory capital instruments.

For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Regulatory Capital” on pages 125 through 131 of our Annual Report 2015.

Limitations on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) supplement the CRR. For example, the Large Exposure Regulation includes exemptions (in addition to those contained in the CRR) from the applicability of limits to large exposures. Under the CRR, our exposure to a customer (and any customers affiliated with it) is deemed to be a “large exposure” when the value of such exposure is equal to or exceeds 10 % of our “eligible regulatory capital”. All exposures to a single customer (and customers affiliated with it) are aggregated for these purposes. In general, no large exposure may exceed 25 % of our eligible regulatory capital. “Eligible regulatory capital” for this purpose means the sum of Tier 1 capital and Tier 2 capital which may not exceed one third of Tier 1 capital. During a transitional period, eligible regulatory capital may include Tier 2 capital up to 50 % of Tier 1 capital during 2016. If the customer is a credit institution or investment firm, the exposure is limited to the higher of 25 % of our eligible regulatory capital or € 150 million. Competent authorities may set a lower limit than € 150 million. On April 15, 2014, the Basel Committee published a standard, yet to be implemented, that would restrict a bank’s exposures to a

57	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Consolidated Regulation and Supervision

Deutsche Bank AG, headquartered in Frankfurt am Main, Germany, is the parent institution of the Deutsche Bank Group of institutions (the “regulatory group”), which is subject to the supervisory provisions of the KWG and the CRR. A regulatory group of institutions (Institutsgruppe) consists of an institution (meaning a credit institution or an investment firm within the meaning of the CRR that is responsible for the consolidation of the group) as the parent company, and all other institutions and financial institutions (comprising inter alia financial holding companies, payment institutions and asset management companies) that are the parent company’s subsidiaries as defined in the CRR or that are consolidated voluntarily. The provisions of the German Banking Act and the CRR on consolidated supervision require that a group of institutions taken as a whole complies with the requirements on capital adequacy, the limitations on large exposures and other prudential requirements under the CRR. The ECB is responsible for our supervision on a consolidated basis.

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

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks must regularly report the composition of the liquid assets in their liquidity buffer to their competent authorities. The liquidity coverage requirement is being gradually phased in through January 1, 2018, with a minimum required level of liquidity of 70 % in 2016, which will subsequently be increased to 80 % in 2017 and 100 % in 2018. Details on the liquidity coverage requirement have been set forth by the European Commission in implementing legislation, which became applicable on October 1, 2015. The ECB supervises our compliance with the liquidity coverage requirement under the CRR.

In addition, Basel 3 contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding over a one-year period. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. On October 31, 2014, the Basel Committee on Banking Supervision published its final standards for the NSFR pursuant to which the NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The NSFR is expected to become a minimum standard for banks by January 1, 2018. Since the proposal has not yet been implemented into binding European law, the European Commission needs to decide by December 31, 2016 whether and how to introduce the NSFR into European law.

Deutsche Bank	58
Annual Report 2015 on Form 20-F

National liquidity requirements under the German Banking Act and the German Liquidity Regulation (Liquiditäts- verordnung) will continue to be applicable to us until the full introduction of the liquidity coverage requirement at the European level on January 1, 2018. The German Banking Act generally requires banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The German Liquidity Regulation provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The German Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio (and estimated liquidity ratios for the next eleven months) must be reported to the Bundesbank on a monthly basis. Generally, the liquidity requirements do not apply on a consolidated basis.

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

Investigative and Enforcement Powers

Investigations and Official Audits

The ECB and the BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, the ECB may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR/CRD 4. The BaFin may also decide to audit our compliance with requirements with respect to which it supervises us, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering, terrorist financing and payment services, as well as certain special areas of bank regulation, such as those related to the issuance of covered bonds (Pfandbriefe) and the supervision of German home loan banks (Bausparkassen).

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

59	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Supervisory and Enforcement Powers

The ECB has a wide range of enforcement powers in the event it discovers any irregularities concerning requirements with respect to which it supervises us. It may, for example,

—	impose additional own funds or liquidity requirements in excess of statutory requirements;
—	restrict or limit a bank’s business;
—	require the cessation of activities to reduce risk;
—	require a bank to use net profits to strengthen its own funds;
—	restrict or prohibit dividend payments to shareholders or distributions to holders of regulatory capital instruments;
—	remove the members of the bank’s management or supervisory board members from office; or
—	prohibit them from exercising their current managerial capacities.

To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license. Furthermore, the ECB has the power to impose severe administrative penalties in case of breaches of directly applicable European Union laws, such as the CRR, or of applicable ECB regulations and decisions. Penalties imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10 % of the total annual turnover of the relevant entity in the preceding business year. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.

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

Finally, violations of the German Banking Act may result in criminal penalties against the members of the Management Board or senior management.

Recovery and Resolution Planning, Restructuring Powers

Germany participates in the SRM, which centralizes at a European level the key competences and resources for managing the failure of any bank in member states of the European Union participating in the banking union. The SRM is based on the SRM Regulation and the BRRD, which was implemented in Germany through the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, “SAG”). In addition, the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz) adapted German bank resolution laws to the SRM. The SRM Regulation and the German Recovery and Resolution Act require the preparation of recovery and resolution plans for banks and grant broad powers to public authorities to intervene in a bank which is failing or likely to fail. For a bank directly supervised by the ECB, such as us, the SRB assesses its resolvability and may require legal and operational changes to the

Deutsche Bank	60
Annual Report 2015 on Form 20-F

bank’s structure to ensure its resolvability. In the event that a bank is failing or likely to fail and certain other conditions are met, the SRB is responsible for adopting a resolution scheme for resolving the bank pursuant to the SRM Regulation. The European Commission and, to a lesser extent, the Council of the European Union, have a role in endorsing or objecting to the resolution scheme proposed by the SRB. The resolution scheme would be addressed to and implemented by the competent national resolution authorities (in Germany: the Federal Agency for Financial Market Stabilization, “FMSA”) in line with national company and insolvency law.

Resolution measures that could be imposed upon a failing bank may include a range of measures including the transfer of shares, assets or liabilities of the bank to another legal entity, the reduction, including to zero, of the nominal value of shares, the dilution of shareholders of a failing bank or the cancellation of shares outright, or the amendment, modification or variation of the terms of the bank’s outstanding debt instruments, for example by way of deferral of payments or a reduction of the applicable interest rate. Furthermore, certain eligible unsecured liabilities, in particular certain senior unsecured debt instruments specified by the Resolution Mechanism Act, may be written down, including to zero, or converted into equity (commonly referred to as “bail-in”). In addition, the SRB is charged with administering the SRF, a pool of money which is financed by bank levies raised at national level and is intended to reach a target level of 1 % of insured deposits of all banks in member states participating in the SRM by the end of 2023 (currently approximately € 55 billion). It will be used for resolving failing banks after other options, such as the bail-in tool, have been exhausted. Financial public support for a failing bank should only be used as a last resort, after having assessed and exploited, to the maximum extent possible, resolution measures set forth in the SRM Regulation and the German Recovery and Resolution Act, including the bail-in tool.

Also under the German Resolution Mechanism Act, obligations of banks such as us under certain, specifically defined senior unsecured debt instruments issued by them would rank junior to, without constituting subordinated debt, in an insolvency proceeding of the issuing bank, all other outstanding unsecured unsubordinated obligations of such bank, but continue to rank in priority to contractually or statutorily subordinated debt instruments. Similarly, such senior unsecured debt instruments, in a resolution proceeding, would be bailed in first, prior to any other unsubordinated debt. This order of priority applies to insolvency proceedings commenced, and resolution measures imposed upon the relevant bank, on or after January 1, 2017.

To prevent banks from structuring their liabilities in a way that impedes the effectiveness of the bail-in or other resolution tools, the SRM Regulation and the Recovery and Resolution Act require banks to meet strict minimum requirements for own funds and eligible liabilities (“MREL”) which will be determined for banks on a case-by-case basis by the competent resolution authorities. The minimum MREL requirement will be calculated as the amount of own funds and liabilities eligible for a bail-in expressed as a percentage of the total liabilities and own funds.

In addition, on November 9, 2015, the Financial Stability Board (“FSB”) published a new standard that will require, when implemented as law, global systemically important banks (“G-SIBs”), such as us, to meet a new minimum requirement for total loss-absorbing capacity (“TLAC”) starting on January 1, 2019. The TLAC standard is designed to ensure that failing G-SIBs have sufficient loss-absorbing and recapitalization capacity available in resolution and will apply to G-SIBs after legal implementation in their respective jurisdictions. The FSB has proposed that competent authorities determine a firm-specific minimum TLAC requirement for each G-SIB of at least 16 % of risk-weighted assets as from January 1, 2019, rising to at least 18 % from January 1, 2022. In addition, the FSB has proposed that minimum TLAC must be at least 6 % of the Basel 3 leverage ratio denominator as from January 1, 2019, rising to 6.75 % from January 1, 2022. The ultimate impact of any TLAC requirements on us will depend on how the proposals are implemented into applicable law.

In addition to the SRM and the German Recovery and Resolution Act, under the German Credit Institution Reorganization Act (Gesetz zur Reorganisation von Kreditinstituten) a bank may submit a stabilization plan to the BaFin if, based upon the circumstances, it is likely that the bank will not be able to continuously fulfill the applicable statutory capital or liquidity requirements. A stabilization plan, if implemented, may in particular result in new loans or other financing taken out thereunder having priority over the claims of existing creditors if insolvency proceedings are opened within three years following the commencement of the stabilization proceedings. Also under the German Credit Institution Reorganization Act, if a bank considers a stabilization proceeding to be futile, it may initiate reorganization proceedings, provided

61	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

that the requirements for resolution under the German Recovery and Resolution Act are met. In such proceedings, classes of creditors and shareholders may vote on a reorganization plan that, if adopted, may in particular provide for debt-to-equity swaps, contributions in kind, capital increases and reductions, an exclusion of subscription rights and the spin-off of parts of the bank. Under certain conditions, the reorganization plan may also be implemented without the approval of a class of creditors or the shareholders (i.e., it can be forced upon dissenting creditors or shareholders).

Separation of Proprietary Trading Activities by Universal Banks

The German Separation Act provides that deposit-taking banks and their affiliates are prohibited from engaging in proprietary trading that does not constitute a service for others, high-frequency trading (with the exception of market-making activities), and credit or guarantee transactions with hedge funds and comparable enterprises, unless such activities are transferred to a separate legal entity. The separation requirement applies if certain thresholds are exceeded, which we exceed. In addition, the German Separation Act authorizes the BaFin to prohibit the deposit-taking bank and its affiliates, on a case-by-case basis, from engaging in market-making and other activities that are comparable to the activities prohibited by law, if these activities may put the solvency of the deposit-taking bank or any of its affiliates at risk. In the event that the BaFin orders such a prohibition, the respective activities must be discontinued or transferred to a separate legal entity (referred to as financial trading institution (Finanzhandelsinstitut)). The separate legal entity may be established in the form of an investment firm or a bank and may be part of the same group as the deposit-taking bank. However, it must be economically and organizationally independent from the deposit-taking bank and its (other) affiliates, and it has to comply with enhanced risk management requirements. The prohibition for deposit-taking banks and their affiliates to conduct activities associated with increased risks became effective on July 1, 2015, with a further transitional period of twelve months to accomplish the separation requirement, unless the BaFin extends this period. For Deutsche Bank Group, the period to cease or transfer activities concerned was extended by the BaFin until June 30, 2017. Also starting on July 1, 2016, the BaFin may prohibit, on a case-by-case basis, deposit-taking banks and their affiliates from engaging in market-making and other activities that are comparable to the activities prohibited by law if such activities could put the solvency of the deposit-taking bank or any of its affiliates at risk. The implementation of the Separation Act will require ongoing surveillance of the activities of banks within the scope of the legislation and assessment of compliance and control frameworks to ensure that no prohibited activities are conducted.

On January 29, 2014, the European Commission published a proposal for a regulation on structural measures improving the resilience of European Union credit institutions (referred to as “Proposed Regulation”), which if enacted, will impose measures similar to the Separation Act. The Proposed Regulation would apply to large banks which are either identified as global systemically important institutions (such as us), or whose total assets and trading activities exceed certain thresholds (which we exceed). If the Proposed Regulation were enacted as drafted, it would ban proprietary trading in financial instruments and commodities. For this purpose, proprietary trading is defined as (subject to certain exemptions) trading on own account for the sole purpose of making profit for the bank through dedicated trading structures. Furthermore, the Proposed Regulation would grant supervisors the power, and, in certain instances, impose on them an obligation, to require the transfer of certain trading and other activities (such as market making, derivatives and securitization operations) to separate legal trading entities within the group. In this case, the group would be required to be structured in a manner that results in the creation of two distinct sub-groups. Only one such subgroup would be permitted to conduct the business of taking insured deposits (referred to as a “Core Bank”). Both sub-groups would be required to comply separately with the own funds and capital requirements, the large exposure limits and certain other obligations set forth in CRR/CRD 4. Moreover, the Core Bank sub-group would not be permitted to hold any capital instruments or voting rights in the other sub-group. According to the Proposed Regulation, the prohibition on proprietary trading would become effective 18 months after the publication of the final regulation. The provisions on separation of trading activities from Core Banks would become effective 36 months after such publication. On December 22, 2014, the Economic and Monetary Affairs Committee (“ECON”) of the European Parliament published significant changes to the Proposed Regulation. On June 19, 2015, the Council of the European Union agreed its position at first reading on the Proposed Regulation. The Proposed Regulation is currently being negotiated at the European level. Once enacted, the Proposed Regulation might overrule certain requirements set out in the Separation Act at the national level. The ultimate impact on us will depend on the content of the final version of the Proposed Regulation.

Deutsche Bank	62
Annual Report 2015 on Form 20-F

Remuneration Rules

Under the German Banking Act and the German Credit Institution Remuneration Regulation (Institutsvergütungsverordnung), we are subject to certain restrictions on the remuneration we pay statutorily designated “material risk takers” and other affected employees. The remuneration rules have been revised on the basis of the CRR/CRD 4 framework, and since January 1, 2014, they impose a cap on bonuses. Pursuant to this cap, the variable remuneration for material risk takers and other affected employees generally must not exceed that employee’s fixed remuneration. The variable remuneration may be increased to twice the material risk taker’s and other affected employee’s fixed remuneration if expressly approved by the shareholders’ meeting with the required majority. In addition, between 40 % and 60 % of the variable remuneration of material risk takers must be deferred. The deferral period must be at least three to five years. Also, depending on the responsibilities, activities and position of an employee, at least 50 % of the variable remuneration must be paid in the form of shares or instruments linked to shares. Finally, we are required to comply with certain disclosure requirements relating to the remuneration we pay to, and our remuneration principles in respect of, our material risk takers and other affected employees.

Deposit Protection and Investor Compensation in Germany

The Deposit Protection Act and the Investor Compensation Act

The German Deposit Protection Act (Einlagensicherungsgesetz) and the German Investor Compensation Act (Anlegerentschädigungsgesetz) provide for a mandatory deposit protection and investor compensation system in Germany, based on a European Union directive on deposit guarantee schemes (“DGS Directive”), recast in 2014, and a European Union directive on investor compensation schemes.

The German Deposit Protection Act requires that each German bank participate in one of the licensed government-controlled deposit protection schemes (Entschädigungseinrichtungen). Entschädigungseinrichtung deutscher Banken GmbH acts as the deposit protection scheme for private sector banks such as us, collects and administers the contributions of the member banks, and settles any compensation claims of depositors in accordance with the German Deposit Protection Act.

Under the German Deposit Protection Act, deposit protection schemes are liable for obligations resulting from deposits denominated in any currency in an amount of up to € 100,000 per depositor and bank. In addition, deposits made in connection with particular life events (such as the sale of private residential properties, marriage or severance payments) are protected up to an amount € 500,000 for a period of six months after the amount has been deposited or become transferable. Deposit protection schemes are not liable for liabilities the existence of which can be proven only by financial instruments such as transferable securities, that are not repayable at par or the principal of which is repayable at par only under a particular guarantee or agreement provided by the bank or a third party. Deposits by certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states and municipalities, as well as liabilities arising out of own acceptances and promissory notes are not protected.

The deposit protection scheme must repay insured deposits in euro within twenty working days until May 31, 2016, and within seven working days as from June 1, 2016, after the BaFin has ascertained a compensation case for the bank concerned and without the requirement for depositors to specifically apply for repayment, except where they claim to be insured above the level of € 100,000 in connection with specific life events.

Deposit protection schemes are financed by annual contributions of the participating banks. They must have “available financial means” proportionate to their potential liabilities and must reach a target level of such means of 0.8 % of the total covered deposits of their participating banks by July 3, 2024. The “financial means” must be contributed by the banks participating in the deposit protection scheme. The amount of contributions of each bank will be based upon the amount of its covered deposits and the degree of risk the bank is exposed to. Deposit protection schemes may also levy special contributions if required to settle compensation claims. There is no absolute limit on such special contributions.

63	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Deposit protection schemes will be required to contribute to bank resolution costs where resolution tools are used. The contribution made by the deposit protection scheme is limited to the compensation it would have to pay if the affected bank had become subject to insolvency proceedings. Furthermore, deposit protection schemes under certain circumstances may provide funding to its participating banks to avoid their failure.

Under the German Investor Compensation Act, in the event that the BaFin ascertains a compensation case, Entschädigungseinrichtung deutscher Banken GmbH as our deposit protection scheme is also required to compensate 90 % of any creditor’s aggregate claims arising from securities transactions denominated in euro or in a currency of any other European Union member state up to an amount of the equivalent of € 20,000. Claims arising from securities transactions include claims of securities account holders for the return of instruments owned by, and held or deposited for them in connection with securities transactions. Claims arising from securities transactions of certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not protected.

European Deposit Insurance Scheme

On November 24, 2015, the European Commission proposed a regulation to establish a European Deposit Insurance Scheme, or “EDIS” for bank deposits of all credit institutions which are members of any of the current national statutory deposit guarantee schemes member states participating in the banking union. The Commission’s proposal envisages a progressive integration of existing national deposit guarantee schemes in three stages, from a re-insurance of national deposit guarantee schemes, to a co-insurance system, and then to the final stage, which would be reached in 2024, when EDIS would fully insure all relevant national deposit guarantee schemes in case of a bank failure. EDIS would be administered by the SRB in all stages jointly with participating national deposit guarantee schemes or, where a deposit guarantee scheme does not administer itself, by the national designated authority responsible for administering the respective participating deposit guarantee scheme. The proposal is currently being negotiated at the European Union level and the ultimate impact on us is uncertain.

Voluntary Deposit Protection System

Liabilities to creditors that are not covered by a statutory compensation scheme may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e. V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 20 % of the bank’s own funds (Eigenmittel) as further specified in the Deposit Protection Fund’s by-laws. This limit will be reduced to 15 % from January 1, 2020 onwards and to 8.75 % from January 1, 2025 onwards. Liabilities to other banks and other specified institutions, obligations of banks represented by instruments in bearer form and covered bonds in registered form (Namenspfandbriefe) are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.

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

Further Regulation and Supervision in the European Economic Area

Since 1989 the European Union has enacted a number of regulations and directives to create a single European Union-wide market with almost no internal barriers on banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway. Within this market our branches generally operate under the so-called “European Passport”. Under the European Passport, our branches are subject to regulation and supervision primarily by the ECB and the BaFin. To the extent that activities are carried out within its

Deutsche Bank	64
Annual Report 2015 on Form 20-F

jurisdiction, the authorities of the host country supervise the conduct of banks. This includes, for example, rules on treating clients fairly and rules governing a bank’s conduct in the securities market.

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

The ESRB is responsible for the macro-prudential oversight of the financial system within the European Union. It will in particular collect and analyze all relevant information, identify systemic risks and issue warnings and recommendations for remedial action as appropriate. The secretariat of the ESRB is provided by the ECB. The tasks of the EBA, EIOPA, and ESMA are to further integrate and harmonize the work of the relevant national supervisory authorities and to ensure a consistent application of European Union law. To that effect they shall in particular develop technical standards for supervision, and help develop regulatory standards, which will become effective if the European Commission endorses them. They shall also issue guidelines and recommendations for supervisory practices and coordinate the work of competent supervisory authorities in emergency situations where the orderly functioning or integrity of the financial markets or the stability of the financial system in the European Union is jeopardized. In such case, the EBA and the other new authorities may give instructions to competent supervisory authorities and, in certain circumstances, directly to banks and other financial institutions, to take remedial measures.

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

The Dodd-Frank Act provisions known as the “Volcker Rule” limit the ability of banking entities and their affiliates to engage as principal in certain types of proprietary trading unrelated to serving clients and to sponsor or invest in private equity or hedge funds or similar funds (“covered funds”), subject to certain exclusions and exemptions. In the case of non-U.S. banking entities such as Deutsche Bank AG, these exemptions permit certain activity conducted outside the U.S., provided that certain criteria are satisfied. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. On December 10, 2013, U.S. regulators released the final version of the regulations implementing the Volcker Rule. Also on that date, the Federal Reserve Board extended the end of the conformance period for the Volcker Rule until July 21, 2015 (with the possibility of two one-year extensions under certain circumstances), by which time financial institutions subject to the rule, such as us, must bring their activities and investments into compliance and implement a specific compliance program. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period

65	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve Board and the FDIC require each bank holding company with assets of U.S.$ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I US Resolution Plan”). For foreign-based covered companies such as Deutsche Bank AG, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, DBTCA, one of our insured depository institutions (“IDIs”) in the United States, became subject to the FDIC’s final rule requiring IDIs with total assets of U.S.$ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure (the “IDI Plan” and, together with the Title I US Resolution Plan, the “US Resolution Plan”) under the Federal Deposit Insurance Act (the “IDI Rule”). In 2014, Deutsche Bank AG expanded its Title I US Resolution Plan to also be responsive to the IDI Rule requirements. In 2015, DBTCA prepared and submitted a separate IDI Plan.

Deutsche Bank	66
Annual Report 2015 on Form 20-F

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

Our existing U.S. bank holding company subsidiary, Deutsche Bank Trust Corporation, is subject to various U.S. prudential requirements and will become subject to others prior to our establishing the IHC. As of January 1, 2015, Deutsche Bank Trust Corporation is subject to risk-based and leverage capital requirements, liquidity requirements, and other enhanced prudential standards applicable to large U.S. bank holding companies. Deutsche Bank Trust Corporation also became subject to capital planning and stress testing requirements on June 30, 2014. On March 11, 2015, the Federal Reserve Board objected to Deutsche Bank Trust Corporation’s 2015 capital plan due to weaknesses in its capital planning processes. Deutsche Bank Trust Corporation’s stressed Common Equity Tier 1 capital ratio was forecast by the Federal Reserve Board to fall to as low as 28.6 % under the supervisory severely adverse scenario. This hypothetical stressed ratio would be substantially above the minimum required ratio of 4.5%. Stress testing results are based on hypothetical adverse scenarios and should not be viewed or interpreted as forecasts of expected outcomes or capital adequacy or of the actual financial condition of Deutsche Bank Trust Corporation. Deutsche Bank Trust Corporation will submit its 2016 capital plan, incorporating enhancements to its processes, on April 5, 2016. Deutsche Bank Trust Corporation will remain subject to the capital planning and stress-testing requirements and certain enhanced prudential standards until corresponding requirements applicable to the IHC become effective.

In September 2014, the Federal Reserve Board and other U.S. regulators approved a final rule implementing liquidity coverage ratio (“LCR”) requirements for certain U.S. banking holding companies and depositary institutions that are generally consistent with the Basel Committee’s revised Basel 3 liquidity standards. Deutsche Bank Trust Corporation, as a U.S. bank holding company with total assets of U.S.$ 50 billion or more that is not an advanced approaches bank holding company, became subject to a modified, less stringent version of the LCR beginning in January 2016. The Federal Reserve Board has reaffirmed its plans to issue an additional rulemaking to address the application of an LCR requirement to the U.S. operations of some or all foreign banking organizations with U.S.$ 50 billion or more in combined U.S. assets, which could impact the LCR requirements applicable to our IHC.

On October 30, 2015, the Federal Reserve Board published proposed rules that would implement the FSB’s TLAC standard in the United States. The proposed rules would require, among other things, the U.S. IHCs of non-U.S. G-SIBs, including our IHC, to maintain a minimum amount of internal TLAC, and would separately require them to maintain a minimum amount of internal long-term debt. Under the proposed rules, the required amounts of minimum internal TLAC required varies depending on the home country resolution authority’s preferred resolution strategy. The proposed rules would require our IHC to maintain, on a fully phased-in basis by 2022, (i) internal minimum TLAC of at least 16 % of its risk-weighted assets, 6 % of its Basel 3 leverage ratio denominator and 8 % of its average total consolidated assets, and (ii) internal long-term debt of at least 7 % of its risk-weighted assets, 3 % of its Basel 3 leverage ratio denominator and 4 % of its average total consolidated assets. Internal long-term debt instruments would be required to meet certain eligibility criteria, including issuance to a foreign parent entity (a non-US entity that controls the intermediate holding company) and the inclusion of a contractual trigger allowing for, in limited circumstances, the cancellation of, or immediate conversion or exchange of the instrument into Common Equity Tier 1 upon an order by

67	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

the Federal Reserve Board. Internal TLAC requirements could be satisfied with a combination of eligible long-term debt instruments and Tier 1 capital. The proposed rules would also impose limitations on the types of financial transactions that our IHC could engage in.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of, and capital, margin and business conduct standards for, swap dealers and major swap participants. In November 2013, also pursuant to the Dodd-Frank Act, the CFTC re-proposed regulations to impose position limits on certain commodities and economically equivalent swaps, futures and options. This proposal has not yet been finalized. At the end of 2015, the U.S. Prudential Regulators and the CFTC adopted final rules establishing margin requirements for non-cleared swaps and security based swaps. The final margin rules follow a phased implementation schedule, with variation margin requirements coming into effect in September 2016 or March 2017, and initial margin requirements phased in on an annual basis from September 2016 through September 2020, with the relevant compliance dates depending in each case on the transactional volume of the parties and their affiliates.

The Dodd-Frank Act also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies, and imposes new requirements with respect to securitization activities. In October 2014, federal regulatory agencies issued final rules to implement the credit risk retention requirements of Section 941 of the Dodd-Frank Act, which generally require securitizers of different types of asset-backed securitizations, including transactions backed by residential mortgages, commercial mortgages, and commercial, credit card and auto loans, to retain at least five percent of the credit risk of the assets being securitized, with an exemption for securitizations that are wholly composed of “qualified residential mortgages.” The regulations took effect on February 23, 2015. Compliance was required with respect to new securitization transactions backed by residential mortgages beginning December 24, 2015 and will be required with respect to new securitization transactions backed by other types of assets beginning December 24, 2016. We continue to evaluate the final rules and assess their impact on our securitization activities.

The Dodd-Frank Act also establishes a new regulatory framework and enhanced regulation for several other areas, including but not limited to the following. Under the Dodd-Frank Act and implementing regulations, a new regime for the orderly liquidation of systemically significant financial companies is established, which authorizes assessments on financial institutions that have U.S.$ 50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with a liquidation of a systemically significant financial company under the new insolvency regime. In addition, the Dodd-Frank Act requires U.S. regulatory agencies to prescribe regulations with respect to incentive-based compensation at financial institutions in order to prevent inappropriate behavior that could lead to a material financial loss. Other provisions require issuers with securities listed on U.S. stock exchanges, which may include foreign private issuers such as us, to establish a “clawback” policy to recoup previously awarded executive compensation in the event of an accounting restatement; in July 2015, the SEC proposed rules to implement this that would cover foreign private issuers. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Implementation of the Dodd-Frank Act and related final regulations will result in additional costs and could limit or restrict the way we conduct our business. Although uncertainty remains about many of the details, impact and timing of these reforms, we expect that there will be significant costs and may be significant limitations on our businesses resulting from these regulatory initiatives.

Deutsche Bank	68
Annual Report 2015 on Form 20-F

Regulatory Authorities

We and Deutsche Bank Trust Corporation, our wholly owned subsidiary, are bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act“), by virtue of, among other things, our ownership of DBTCA. As bank holding companies, we and Deutsche Bank Trust Corporation have elected to become financial holding companies. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor”.

DBTCA is a New York state-chartered bank whose deposits are insured by the FDIC to the extent permitted by law. DBTCA is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services and to relevant FDIC regulation. In addition, DBTCA is also subject to regulation by the Consumer Financial Protection Bureau in relation to its retail products and services offered to its customers. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Deutsche Bank’s New York branch is supervised by the Federal Reserve Board and the New York State Department of Financial Services. Deutsche Bank’s federally chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. We and our subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which they conduct banking operations.

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

69	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Our status as a financial holding company, and our resulting ability to engage in a broader range of nonbanking activities are dependent on Deutsche Bank AG, Deutsche Bank Trust Corporation and our two insured U.S. depository institutions meeting certain requirements under the Bank Holding Company Act and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. The Federal Reserve Board’s and other U.S. regulators’ “well capitalized” standards are generally based on specified quantitative thresholds set at levels above the minimum requirements to be considered “adequately capitalized.” For our two insured depository institution subsidiaries, Deutsche Bank Trust Company Americas and Deutsche Bank Trust Company Delaware, the well-capitalized thresholds under the U.S. Basel 3 framework are a Common Equity Tier 1 capital ratio of 6.5%, a Tier 1 capital ratio of 8%, a Total capital ratio of 10%, and a U.S. leverage ratio of 5%. For bank holding companies, including Deutsche Bank AG and Deutsche Bank Trust Corporation, the well-capitalized thresholds are a Tier 1 capital ratio of 6 % and a Total capital ratio of 10%, both of which are calculated for Deutsche Bank AG under its home country standards.

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

Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, certain structured finance derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) are restricted, which may necessitate a restructuring of how we conduct certain of our derivatives activities. We and other U.S. banking organizations and FBOs were required to comply with the “push-out” provisions by July 2015.

In addition, the regulations which the Consumer Financial Protection Bureau may adopt could affect the nature of the consumer activities which a bank (including our FDIC-insured bank subsidiaries and our New York branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

Deutsche Bank	70
Annual Report 2015 on Form 20-F

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

Deutsche Bank Trust Company Americas

The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as “FDICIA“) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes “undercapitalized”, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized,” the highest capital category under applicable regulations.

71	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). The minimum reserve ratio for the Deposit Insurance Fund was increased under the Dodd-Frank Act from 1.15 % to 1.35%, with the target of 1.35 % to be reached by 2020 and with the incremental cost charged to banks with more than U.S.$ 10 billion in assets. In addition, the FDIC has set the designated reserve ratio at 2 % as a long-term goal. This shift has had financial implications for all FDIC-insured banks, including DBTCA. In order to achieve the 1.35 % goal, in October 2015, the FDIC proposed an additional surcharge on the quarterly assessments of insured depository institutions with total consolidated assets of U.S.$ 10 billion or more, including DBTCA. The financial impact of such an additional surcharge may be material to the results of operation of DBTCA, although any final determination would be made when and if the FDIC’s proposal is finalized. If finalized as proposed, the additional surcharge would commence in 2016. Additionally, in 2015, the FDIC published further guidance on brokered deposits. This guidance has resulted in DBTCA having to classify more of its deposits as brokered deposits, which has resulted in a higher assessment charge for DBTCA.

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

Our principal U.S. SEC-registered broker-dealer subsidiary, Deutsche Bank Securities Inc., is a member of the New York Stock Exchange and is regulated by the Financial Industry Regulatory Authority (“FINRA“) and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over our U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Deutsche Bank Securities Inc. is also registered with and regulated by the SEC as an investment adviser, and by the CFTC and the National Futures Association as a futures commission merchant and commodity pool operator.

Under the Dodd-Frank Act, with certain exceptions, our entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or CFTC, or both. Currently, Deutsche Bank AG is provisionally registered as a swap dealer. At a future date, we will be required to register one or more subsidiaries as security-based swap dealers with the SEC and may be required to register additional subsidiaries as swap dealers with the CFTC and certain subsidiaries as CFTC-regulated major swap participants and/or SEC-regulated major security-based swap participants. Registration, including provisional registration, as swap dealers, security-based swap dealers, major swap participants or major security-based swap participants subjects us to requirements as to capital, margin, business conduct, and recordkeeping, among other requirements.

Deutsche Bank	72
Annual Report 2015 on Form 20-F

Organizational Structure

We operate our business along the structure of our five corporate divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly, as of December 31, 2015. We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors.

We own 100 % of the equity and voting interests in these subsidiaries. Further detail is included in Note 3 “Acquisitions and Dispositions” to the consolidated financial statements. These subsidiaries prepare financial statements as of December 31, 2015 and are included in our consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiary	Place of Incorporation
DB USA Corporation [1]	Delaware, United States
Deutsche Bank Americas Holding Corporation [2]	Delaware, United States
German American Capital Corporation [3]	Delaware, United States
DB U.S. Financial Markets Holding Corporation [4]	Delaware, United States
Deutsche Bank Securities Inc. [5]	Delaware, United States
DB Structured Products Inc. [6]	Delaware, United States

Deutsche Bank Trust Corporation [7]	New York, United States
Deutsche Bank Trust Company Americas [8]	New York, United States

Deutsche Bank Luxembourg S.A. [9]	Luxembourg

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft [10]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH [11]	Frankfurt am Main, Germany
Deutsche Postbank AG 12	Bonn, Germany
DWS Holding & Service GmbH [13]	Frankfurt am Main, Germany

[1]	DB USA Corporation is one of two top-level holding companies for our subsidiaries in the United States.
[2]	Deutsche Bank Americas Holding Corporation is a second tier holding company for subsidiaries in the United States.
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

[10]	The company serves private individuals, affluent clients as well as small and medium sized corporate clients with banking products.
[11]	The company holds the majority stake in Deutsche Postbank AG (remainder is held at Deutsche Bank AG) and in DWS Holding & Service GmbH.
[12]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.
[13]

The business activities of this company comprise acquisition, management, coordination and sale of investments in especially investment companies both nationally and internationally for its own account as well as rendering services for general and administrative functions for the investments and other comparable companies.

Property and Equipment

As of December 31, 2015, we operated in 70 countries out of 2,790 branches around the world, of which 65 % were in Germany. We lease a majority of our offices and branches under long-term agreements.

We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses. Please see Note 23 “Property and Equipment” to the consolidated financial statements for further information.

73	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

We have identified the following significant accounting policies that involve critical accounting estimates:

—	the impairment of associates
—	the impairment of financial assets available for sale
—	the determination of fair value
—	the recognition of trade date profit
—	the impairment of loans and provisions for off-balance sheet positions
—	the impairment of goodwill and other intangibles
—	the recognition and measurement of deferred tax assets
—	the accounting for legal and regulatory contingencies and uncertain tax positions

Deutsche Bank	74
Annual Report 2015 on Form 20-F

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements

See Note 2 “Recently Adopted and New Accounting Pronouncements” to the consolidated financial statements for a discussion on our recently adopted and new accounting pronouncements.

Operating Results

You should read the following discussion and analysis in conjunction with our consolidated financial statements.

Executive Summary

Please see “Management Report: Operating and Financial Review: Executive Summary” on pages 30 through 32 of the Annual Report 2015.

Trends and Uncertainties

For insight into the trends impacting our performance please see the “Management Report: Operating and Financial Review” section of the Annual Report 2015. Key risks and uncertainties for the Bank are discussed in “Item 3: Key Information – Risk Factors”.

The Bank’s future performance and the implementation of our strategic goals could be influenced by a number of uncertainties. Challenges may arise from sustained market volatility, increasing competitive pressures, weakness of global, regional and national economic conditions and political instability in key markets.

In addition, regulatory and supervisory requirements continue to evolve. Regulatory changes have and may continue to increase our costs, restrict our operations, or require structural change, which could put pressure on our capital position. In addition, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties.

While we seek to achieve efficiencies in our operations, the results of our operational restructuring and related cost savings and the realization of planned savings are dependent on the successful and timely execution of the measures we have identified Our business segments will be reorganized in 2016 however the operational trend and uncertainties are provided below as per the existing operational structure.

More specifically for CB&S related businesses, operations may continue to be challenged by factors including exposure of global macroeconomic growth to event risks, the potential impact of changes in US and European monetary policy, ongoing regulatory developments and the effects of further balance sheet de-leveraging, litigation charges and expenditures required to comply with regulation.

PBC related businesses may continue to face uncertainties in their operating environment. As a result of the ongoing expansionary monetary policy in the eurozone, we do not expect to experience any relief from the low interest rate environment in the near term. Additional changes in regulatory requirements may further affect overall revenue generation capacity.

For GTB related businesses, uncertainties arise from highly competitive markets and the continued low interest rate environment. Additionally GTB's performance in future periods may also continue to be impacted by increasing cost related to more expansive and rigorous regulatory requirements.

75	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Macroeconomic developments, such as further European sovereign debt issues, emerging market volatility and the changing regulatory environment could negatively impact the future performance of Deutsche AWM related business.

For NCOU, changes in the economic environment and market conditions could create uncertainty in the timeline for our accelerated de-risking strategy. A slowing in the de-risking strategy can create a heightened sensitivity to volatility in risk-weighted asset calculations thereby impacting overall capital delivery in the near term. Further to the uncertainty which arises from the NCOU de-risking strategy, we expect the litigation environment to continue to be challenging.

Performance in Consolidation & Adjustments is primarily impacted by timing differences from different accounting methods used for management reporting and IFRS, plus one-off unallocated items. We still expect volatility from these items in our future results.

Our effective tax rate was mainly impacted by significant non-tax deductible impairments of goodwill and litigation charges. The effective tax rate in future periods could continue to be influenced by the potential occurrence of specific factors.

Results of Operations

Please see “Management Report: Operating and Financial Review: Results of Operations” on pages 39 to 63 of the Annual Report 2015 and our discussion of non-GAAP financial measures in the “Supplementary Information” on pages 438 to 442 of the Annual Report 2015.

Financial Position

Please see “Management Report: Operating and Financial Review: Financial Position” on pages 64 to 67 of the Annual Report 2015.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see “Management Report: Risk Report: Liquidity Risk” beginning on page 117 of the Annual Report 2015.

For a detailed discussion of our capital management, see “Management Report: Risk Report: Capital Management” on beginning on page 96 of the Annual Report 2015.

Post-Employment Benefit Plans

Please see “Management Report: Employees: Post-Employment Benefit Plans” on page 232 of the Annual Report 2015.

Exposure to Monoline Insurers

Please see “Management Report: Operating and Financial Review: Exposure to Monoline Insurers” on pages 66 to 67 of the Annual Report 2015.

Deutsche Bank	76
Annual Report 2015 on Form 20-F

Off-Balance Sheet Arrangements

For information on the nature, purpose and extent of our off-balance sheet arrangements, please see Note 40 “Structured Entities” to the consolidated financial statements. For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to “Management Report: Risk Report: Asset Quality: Allowance for Credit Losses” on pages 167 to 168 of the Annual Report 2015 and Note 20 “Allowance for Credit Losses” to the consolidated financial statements. For information on irrevocable lending commitments and contingent liabilities with respect to third parties, please see Note 30 “Credit related Commitments and Contingent Liabilities” to the consolidated financial statements.

Tabular Disclosure of Contractual Obligations

Please see “Management Report: Operating and Financial Review: Tabular Disclosure of Contractual Obligations” on page 69 of the Annual Report 2015.

Research and Development, Patents and Licenses

Not applicable.

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Management Board (Vorstand) and a Supervisory Board (Aufsichtsrat). The Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board. The members of the Management Board are the executive officers of our company. The Management Board is responsible for managing our company and representing us in dealings with third parties. The Supervisory Board oversees the Management Board, appoints and removes its members and determines their remuneration and other compensation components, including pension benefits. According to German law, our Supervisory Board represents us in dealings with members of the Management Board. Therefore, no members of the Management Board may enter into any agreement with us without the prior consent of our Supervisory Board.

German law does not require the members of the Management Board nor the members of the Supervisory Board to own any of our shares to be qualified. Minimum shareholding policies, however, were implemented in 2013/2014. In addition, German law has no requirement that members of the Management Board retire based on an age limit. However, age limits for members of the Management Board are defined contractually. Age limits also exist for the members of the Supervisory Board according to the Terms of Reference for our Supervisory Board. There is a maximum age limit of 70 years for members of the Supervisory Board. In exceptional cases, a Supervisory Board member can be elected or appointed for a period that extends at the latest until the end of the fourth Ordinary General Meeting that takes place after he/she has turned the age of 70.

77	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

The Supervisory Board may not make management decisions. However, German law and our Articles of Association (Satzung) require the Management Board to obtain the approval of the Supervisory Board for certain actions. The most important of these actions are:

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
—

granting of credits and the acquisition of participations in other companies, where the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan (to the extent legally permissible) to a member of the Management Board or the Supervisory Board or one of our employees who holds a procuration (Prokura) or general power of attorney; and

—

acquisitions and disposals (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2 % of our regulatory banking capital. The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1 % of our regulatory banking capital.

The Management Board must submit regular reports or ad-hoc reports, as the case may be, to the Supervisory Board on our current operations and future business planning as well as on our risk situation. The Supervisory Board may also request special reports from the Management Board at any time.

With respect to voting powers, a member of the Supervisory Board or the Management Board may not vote on resolutions open to a vote at a board meeting if the proposed resolution concerns:

—	a legal transaction between Deutsche Bank AG and the member; or
—	commencement, settlement or completion of legal proceedings between Deutsche Bank AG and the member.

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

The liability of the members of the Management Board or the Supervisory Board under the German Stock Corporation Act for breach of their fiduciary duties is to the company rather than individual shareholders. However, individual shareholders that hold at least 1 % or € 100,000 of the subscribed capital and are granted standing by the court may also invoke such liability to the company. The underlying concept is that all shareholders should benefit equally from amounts received under this liability by adding such amounts to the company’s assets rather than disbursing them to plaintiff shareholders. We may waive the right to claim damages or settle these claims if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the General Meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Deutsche Bank	78
Annual Report 2015 on Form 20-F

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

For additional information on our Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 423 to 428 of the Annual Report 2015.

Standing Committees

For information on the standing committees of our Supervisory Board, please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Standing Committees” on pages 428 to 431 of the Annual Report 2015.

The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Management Board

Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has ten members. The Supervisory Board has also appointed two Co-Chairmen of the Management Board.

The Supervisory Board appoints the members of the Management Board for a maximum term of five years and oversees them. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for good cause.

79	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Pursuant to our Articles of Association, two members of the Management Board, or one member of the Management Board together with a holder of procuration, may represent us for legal purposes. A holder of procuration is an attorney-in-fact who holds a legally defined power under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Management Board itself must resolve on certain matters as a whole and may not delegate the decision to one or more individual members. In particular, it may not delegate the determination of our business and risk strategies, and the coordinating or controlling responsibilities. The Management Board is required to ensure that shareholders are treated on an equal basis and receive equal information. The Management Board is also responsible for ensuring our proper business organisation, which includes appropriate and effective risk management as well as compliance with legal requirements and internal guidelines, and for taking the necessary measures to ensure that adequate internal guidelines are developed and implemented.

Other selected responsibilities of the Management Board in accordance with the Terms of Reference (Ge-schäftsordnung) for the Management Board and/or German law are:

—	appointing key personnel at the level directly below the Management Board;
—	making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units;
—

acquisition and disposal of equity investments, including capital actions in all cases in which (i) the law or our Articles of Association require approval by the Supervisory Board, or (ii) the equivalent of € 100 million is exceeded;

—

acquisition and disposal of real estate – directly or by separate legal entities – in all cases in which: (i) the law or our Articles of Association require approval by the Supervisory Board, or (ii) the real estate’s equivalent exceeds € 100 million;

—

individual vendor or intra Group-outsourcings (or material changes to those outsourcings) in all cases in which the equivalent of € 100 million is exceeded on an annual basis or include the outsourcing of core organisational duties of the Management Board;

—	calling shareholders’ meetings;
—	filing petitions to set aside shareholders’ resolutions;
—	preparing and executing shareholders’ resolutions; and
—	reporting to the Supervisory Board.

For additional information on our Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 419 to 423 of the Annual Report 2015. The Terms of Reference of the Management Board are published on our website www.db.com/ir/en/documents.htm.

Board Practices of the Management Board

The Terms of Reference for the Management Board are in accordance with the Supervisory Board resolution of December 21, 2015. These Terms of Reference provide that the members of the Management Board have the collective responsibility for managing Deutsche Bank. Notwithstanding this principle, the allocation of functional responsibilities to the individual members of the Management Board and their substitution (in case of temporary absence) are set out in the business allocation plan for the Management Board in accordance with the Supervisory Board resolution of January 27, 2016. The allocation of functional responsibilities does not exempt any member of the Management Board from collective responsibility for the management of the business. The members of the Management Board have primary responsibility for the proper performance and/or delegation of their duties and the clear allocation of accountabilities and responsibilities within the area of own functional responsibility (“Ressort”).

Members of the Management Board are bound to the corporate interest of Deutsche Bank. No member of the Management Board may pursue personal interests in his/her decisions or use business opportunities intended for the company for himself/herself. As permitted by German law, individual members of the Management Board may exercise Deutsche Bank Group-external mandates, honorary offices or special assignments. In order to effectively prevent any conflicts of interest, the members of the Management Board may accept such activities only upon the approval of the

Deutsche Bank	80
Annual Report 2015 on Form 20-F

other members of the Management Board and the Chairman’s Committee of the Supervisory Board. Management Board members generally do not accept the chair of supervisory boards of Group-external companies.

Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German stock exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of the Stock Corporation Act. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with Section 161 German Stock Corporation Act on October 28, 2015, which is available on our Internet website at www.db.com/ir/en/documents.htm under the heading “Declarations of Conformity”.

For information on the Management Board’s terms of office, please see “Corporate Governance
Statement/Corporate Governance Report: Management Board and Supervisory Board: Management Board” on pages 419 to 423 of the Annual Report 2015. For details of the Management Board’s service contracts providing benefits upon termination, please see “Compensation Report: Pension and Transitional Benefits” and “Compensation Report: Other Benefits upon Premature Termination” on pages 221 to 223 of the Management Report.

Group Executive Committee

Please see “Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Group Executive Committee” on page 423 of the Annual Report 2015.

Compensation

For information on the compensation of the members of our Supervisory Board, see “Management Report: Compensation Report: Compensation System for Supervisory Board Members” on pages 225 to 228 of the Annual Report 2015.

For information on the compensation of the members of our Management Board, see “Management Report: Compensation Report: Management Board Report and Disclosure” on pages 202 to 211 of the Annual Report 2015 and “Management Report: Compensation Report: Board Compensation” on pages 212 to 220 of the Annual Report 2015. Additional information on our compensation approach and practices, some of which applies to compensation of the Management Board, is provided in “Management Report: Compensation Report” on pages 188 to 228 of the Annual Report 2015.

Employees

For information on our employees, see “Management Report: Employees” on pages 230 to 231 of the Annual Report 2015.

Share Ownership

For the share ownership of the Management Board, see “Management Report: Compensation Report: Management Board Share Ownership” on pages 224 to 225 of the Annual Report 2015.

For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement/Corporate Governance Report: Reporting and Transparency: Directors’ Share Ownership” on pages 431 to 432 of the Annual Report 2015.

For a description of our employee share programs, please see Note 35 “Employee Benefits” to the consolidated financial statements.

81	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2015, our issued share capital amounted to € 3,530,939,215 divided into 1,379,273,131 no par value ordinary registered shares.

On December 31, 2015, we had 561,559 registered shareholders. 775,314,228 of our shares were registered in the names of 550,399 shareholders resident in Germany, representing 56.21 % of our share capital. 201,455,765 of our shares were registered in the names of 745 shareholders resident in the United States, representing 14.61 % of our share capital.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within four trading days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.

Paramount Services Holdings Ltd., British Virgin Islands, an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani, notified us that as of June 25, 2014 it held 5.83 % of our shares. It notified us that as of August 20, 2015 it held 3.05 % of our shares. We have received no further notification by Paramount Services Holdings Ltd., British Virgin Islands, through February 26, 2016.

Supreme Universal Holdings Ltd., Cayman Islands, an investment vehicle ultimately beneficially owned and controlled by His Highness Sheikh Hamad Bin Khalifa Al-Thani, has notified us that as of August 20, 2015 it held 3.05 % of our shares. We have received no further notification by Supreme Universal Holdings Ltd., Cayman Islands, through February 26, 2016.

We understand that the changes in ownership reflected in the two prior paragraphs were the result of a transfer of shares from the Paramount Services Holdings Ltd. to Supreme Universal Holdings Ltd.

BlackRock, Inc., New York, has notified us that as of February 19, 2016 it held 6.79 % of our shares. We have received no further notification by BlackRock, Inc., New York, through February 26, 2016.

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

Deutsche Bank	82
Annual Report 2015 on Form 20-F

We conduct our business with these companies on terms equivalent to those that would prevail if we did not have equity holdings in them or management members in common, and we have conducted business with these companies on that basis in 2015 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2015, there have been and currently are loans, guarantees and commitments, which totaled € 789 million (including loans amounting to € 309 million) as of December 31, 2015, compared to € 806 million (including loans amounting to € 318 million) as of December 31, 2014.

All these credit exposures

—	were made in the ordinary course of business,
—	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
—	did not involve more than the normal risk of collectability or present other unfavorable features compared to loans to nonrelated parties at their initiation.

We have not conducted material business with parties that fall outside of the definition of related parties but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent parties on an arm’s-length basis.

Related Party Impaired Loans

In addition to our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

Impaired loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans to related parties decreased by € 16 million to € 3 million, from December 31, 2014, principally driven by a large loan that was impaired as of December 31, 2014 ceasing to be impaired. The following table presents an overview of the impaired loans we hold of some of our related parties as of December 31, 2015.

in € m.	Amount outstanding as of December 31, 2015	Largest amount outstanding January 1, to December 31, 2015		Provision for loan losses in 2015 [1]	Allowance for loan losses as of December 31, 2015 [1]	Nature of the loan and transaction in which incurred
Customer A	1	1		0	1	Uncollateralized shareholder loan bearing interest at 7.55 % per annum. The loan is held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer B	2	2		0	1	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 6.62 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Customer C	0	4		0	0	Consisting of a claim from a collateralized real estate leasing finance unpaid at maturity, bearing interest at 4,73 % per annum. The exposure is past due and payable, interest is accreted at the effective interest rate applied to the carrying amount.

Total	3	n/a	[2]	0	1

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

83	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In the above table, customer A is an unconsolidated subsidiary of ours, customers B and C are investments held at equity. Impaired loans to all related party customers have been carried forward from the previous year end.

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

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 45 thereto, which are set forth as Part 2 of the Annual Report 2015, and, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” thereto in the third paragraph under “Basis of Accounting”, certain parts of the Management Report set forth as Part 1 of the Annual Report 2015. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 389 of the Annual Report 2015.

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

Charter/BMY Matter. On December 8, 2014, the United States Department of Justice (“DOJ”) filed a civil complaint against, among others, Deutsche Bank, alleging that the bank owes more than U.S.$ 190 million in taxes, penalties, and interest relating to two transactions that occurred between March and May 2000. The DOJ’s complaint arises out of Deutsche Bank’s March 2000 acquisition of Charter Corp. (“Charter”) and its subsequent sale in May 2000 of Charter to an unrelated entity, BMY Statutory Trust (the “Trust”). Charter’s primary asset, both at the time of purchase by Deutsche Bank and sale to the Trust, was appreciated Bristol-Myers Squibb Company (“BMY”) stock. When the BMY stock was sold by the Trust, the Trust offset its gain with a loss from an unrelated transaction. The Internal Revenue Service subsequently disallowed the loss on audit exposing the BMY gain to taxation. The IRS assessed additional tax, penalties and interest against the Trust, which have not been paid. Relying on certain theories, including fraudulent conveyance, the DOJ is now seeking to recoup from Deutsche Bank the taxes, plus penalties and interest, owed by the Trust. On September 24, 2015, the court denied Deutsche Bank’s motion to dismiss. Discovery on plaintiff’s claims is ongoing.

Deutsche Bank	84
Annual Report 2015 on Form 20-F

Corporate Securities Matters. Deutsche Bank and Deutsche Bank Securities Inc. (“DBSI”) regularly act in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and are from time to time named as defendants in litigation commenced by investors relating to those securities.

Deutsche Bank and DBSI, along with numerous other financial institutions, was sued in the United States District Court for the Southern District of New York in various actions in their capacity as underwriters and sales agents for debt and equity securities issued by American International Group, Inc. (“AIG”) between 2006 and 2008. The complaint alleged, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps, that AIG’s real estate assets were overvalued, and that AIG’s financial statements did not conform to GAAP. On March 20, 2015, the court approved a settlement, funded by AIG, and releasing us from all claims.

DBSI, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (“GM”) in connection with GM’s November 18, 2010 initial public offering (“IPO”). DBSI acted as an underwriter for the offering. On September 4, 2014, the court dismissed all of the plaintiffs’ claims with prejudice. The court also denied plaintiffs’ request for leave to further amend the complaint. On May 28, 2015, the Second Circuit affirmed the dismissal, and on July 9, 2015 the Second Circuit denied en banc review of plaintiffs’ appeal. The time allowed for plaintiffs to further appeal has expired. The underwriters, including DBSI, received a customary indemnification agreement from GM as issuer in connection with the offering.

CO2 Emission Rights. The Frankfurt am Main Office of Public Prosecution (the “OPP”) is investigating alleged value-added tax (VAT) fraud in connection with the trading of CO2 emission rights by certain trading firms, some of which also engaged in trading activity with Deutsche Bank. The OPP alleges that certain employees of Deutsche Bank knew that their counterparties were part of a fraudulent scheme to avoid VAT on transactions in CO2 emission rights, and it searched Deutsche Bank’s head office and London branch in April 2010 and issued various requests for documents. In December 2012, the OPP widened the scope of its investigation and again searched Deutsche Bank’s head office. It alleges that certain employees deleted e-mails of suspects shortly before the 2010 search and failed to issue a suspicious activity report under the Anti-Money Laundering Act which, according to the OPP, was required. It also alleges that Deutsche Bank filed an incorrect VAT return for 2009, which was signed by two members of the Management Board, and incorrect monthly returns for September 2009 to February 2010. Deutsche Bank is cooperating with the OPP. On February 15, 2016, a criminal trial began in the Frankfurt regional court of seven current and former Deutsche Bank employees who are accused of VAT evasion or of aiding and abetting VAT evasion due to their involvement in CO2 emissions trading.

Credit Correlation. On May 26, 2015, the U.S. Securities and Exchange Commission (SEC) issued a cease and desist order in a settled administrative proceeding against Deutsche Bank AG. The matter related to the manner in which Deutsche Bank valued “gap risk” associated with certain Leveraged Super Senior (LSS) synthetic CDO positions during the fourth quarter of 2008 and the first quarter of 2009, which was the height of the financial crisis. Gap risk is the risk that the present value of a trade could exceed the value of posted collateral. During the two quarters at issue, Deutsche Bank did not adjust its value of the LSS trades to account for gap risk, essentially assigning a zero value for gap risk. The SEC found that although there was no standard industry model to value gap risk and the valuation of these instruments was complex, Deutsche Bank did not reasonably adjust the value of the LSS trades for gap risk during these periods, resulting in misstatements of its financial statements for the two quarters at issue. The SEC also found that Deutsche Bank failed to maintain adequate systems and controls over the valuation process. The SEC found violations of Sections 13(a) (requirement to file accurate periodic reports with the SEC), 13(b)(2)(A) (requirement to maintain accurate books and records), and 13(b)(2)(B) (requirement to maintain reasonable internal accounting controls) of the U.S. Securities Exchange Act of 1934. Deutsche Bank paid a U.S.$ 55 million penalty, for which it had previously recorded a provision, and neither admitted nor denied the findings.

85	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Credit Default Swap Antitrust Investigations and Litigation. As previously disclosed, on July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO alleged that attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, which constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. Deutsche Bank contested the EC’s preliminary conclusions during 2014 and on December 4, 2015, the EC announced the closure without action of its investigation of Deutsche Bank and the twelve other banks (but not Markit or ISDA).

A multi-district civil class action was filed in the U.S. District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. The second amended class action complaint did not specify the damages sought. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. On September 30, 2015, Deutsche Bank executed a settlement agreement to resolve the matter for U.S.$ 120 million, which is subject to court approval.

Dole Food Company. DBSI and Deutsche Bank AG New York Branch (“DBNY”) were named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former stockholders of Dole Food Company, Inc. (“Dole”). Plaintiffs alleged that defendant David H. Murdock and certain members of Dole’s board and management (who are also named as defendants) breached their fiduciary duties, and that DBSI and DBNY aided and abetted in those breaches, in connection with Mr. Murdock's privatization of Dole, which closed on November 1, 2013 (the “Transaction”). Trial in this matter concluded on March 9, 2015. On August 27, 2015, the court issued its post-trial decision, which found that (i) DBSI and DBNY were not liable for aiding and abetting breaches of fiduciary duties, and (ii) Mr. Murdock and Dole’s former President, Michael Carter, breached their fiduciary duties to Dole’s stockholders, holding them responsible for damages of approximately U.S.$ 148 million, prior to the application of interest.

On December 7, 2015, Mr. Murdock and the plaintiffs filed with the court a stipulation of settlement, pursuant to which, among other things, (i) Mr. Murdock agreed to make a payment of damages to Dole’s stockholders consistent with the court's decision and (ii) the defendants in the litigation will receive a release from liability with respect to the Transaction, including DBSI and DBNY. In filings dated January 25 and 27, 2016, three purported Dole stockholders objected to the settlement, although two of the three subsequently withdrew their objections. The remaining objector asserted that stockholders who sold their Dole shares after the announcement of the Transaction on June 10, 2013 but prior to the closing of the Transaction on November 1, 2013 should be considered part of the class for purposes of distributing the settlement proceeds. A fairness hearing took place on February 10, 2016 to determine whether the court would approve the stipulation of settlement. At the hearing on February 10, 2016, the court approved the settlement and entered a final order terminating the litigation.

EVAF Matter. RREEF European Value Added Fund I, L.P. (the “Fund” or “EVAF”) is a fund managed by Deutsche Bank’s subsidiary, Deutsche Alternative Asset Management (UK) Limited (the “Manager”). In March 2008, the Fund committed to invest in Highstreet Investment, a consortium that acquired a 49 % stake in the landlord that owned a German department store property portfolio. On September 4, 2015, the Fund (acting through a committee of independent advisers of the General Partner of the Fund, which is also a Deutsche Bank subsidiary) filed (in the English High Court) a claim against the Manager claiming that the Manager's decision to make the Highstreet Investment had been grossly negligent, based in part on an allegation that the investment exceeded the concentration limits set out in the Fund’s Investment Guidelines, and had caused the Fund losses of at least € 158.9 million (plus interest), for which the Manager was liable in damages. The parties have filed and served their statements of case setting out their formal

Deutsche Bank	86
Annual Report 2015 on Form 20-F

pleaded positions. The Manager has denied acting in a grossly negligent manner and has disputed the Fund’s calculation of alleged losses. A case management conference (CMC) hearing took place on February 12, 2016. The CMC set the timetable for the remainder of the proceedings, up to and including trial (which the court has determined will not take place before April 25, 2017).

ISDAFIX. Deutsche Bank has received requests for information from certain regulatory authorities concerning the setting of ISDAFIX benchmarks, which provide average mid-market rates for fixed interest rate swaps. The Bank is cooperating with these requests. In addition, the Bank has been named as a defendant in five putative class actions that were consolidated in the United States District Court for the Southern District of New York asserting antitrust, fraud, and other claims relating to an alleged conspiracy to manipulate the U.S. dollar ISDAFIX benchmark. Plaintiffs filed an amended complaint on February 12, 2015. Defendants filed a motion to dismiss the amended complaint on April 13, 2015, which was fully briefed as of July 15, 2015.

Monte Dei Paschi. In February 2013 Banca Monte Dei Paschi Di Siena (“MPS”) issued civil proceedings in Italy against Deutsche Bank alleging that Deutsche Bank assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions with MPS and “Santorini”, a wholly owned SPV of MPS, which helped MPS defer losses on a previous transaction undertaken with Deutsche Bank. Subsequently, in July 2013, the Fondazione Monte Dei Paschi, MPS’ largest shareholder, also issued civil proceedings in Italy for damages based on substantially the same facts. In December 2013, Deutsche Bank reached an agreement with MPS on the grounds of which the civil proceedings were settled and the transactions were unwound at a discount for MPS. The civil proceedings by the Fondazione Monte Dei Paschi, in which damages of between € 120 million and € 307 million are claimed, remain pending.

A criminal investigation was launched by the Siena Public Prosecutor into the transactions and certain unrelated transactions entered into by a number of other international banks with MPS. Such investigation was moved in September 2014 from Siena to the Milan Public Prosecutors as a result of a change in the alleged charges being investigated. On February 16, 2016, the Milan Public Prosecutors issued a request of committal to trial against Deutsche Bank AG and six current and former employees. The preliminary hearing before the judge for the preliminary investigation phase (who has to decide whether to adhere to the request of committal to trial or not) is scheduled to take place in March 2016. Separately, Deutsche Bank has also received requests for information from certain regulators relating to the transactions, including with respect to Deutsche Bank’s accounting for the transactions and alleged failures by Deutsche Bank’s management adequately to supervise the individuals involved in the matter. Deutsche Bank is cooperating with these regulators.

Ocala Litigation. Deutsche Bank is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (“Taylor Bean”), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America resulting from Bank of America’s failure to secure and safeguard cash and mortgage loans that secured Deutsche Bank’s commercial paper investment. On March 31, 2015, pursuant to the terms of a confidential settlement agreement, Deutsche Bank dismissed the action.

Parmalat Litigation. Following the bankruptcy of the Italian company Parmalat, prosecutors in Parma conducted a criminal investigation against various bank employees, including employees of Deutsche Bank, and brought charges of fraudulent bankruptcy against a number of Deutsche Bank employees and others. The trial commenced in September 2009 and is ongoing, although it is in its final stages and is anticipated will conclude in the course of 2016, possibly in the next few months.

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

87	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In January 2011, a group of institutional investors (bondholders and shareholders) commenced a civil claim for damages, in an aggregate amount of approximately € 130 million plus interest and costs, in the Milan courts against various international and Italian banks, including Deutsche Bank and Deutsche Bank S.p.A., on allegations of cooperation with Parmalat in the fraudulent placement of securities and of deepening the insolvency of Parmalat. On January 26, 2015, the court in Milan dismissed the claim on the merits and awarded costs to the banks. Deutsche Bank has subsequently entered into settlement agreements with the claimants and no further action will be taken.

Pas-de-Calais Habitat. On May 31, 2012, Pas-de-Calais Habitat (“PDCH”), a public housing office, initiated proceedings before the Paris Commercial Court against Deutsche Bank in relation to four swap contracts entered into in 2006, restructured on March 19, 2007 and January 18, 2008 and subsequently restructured in 2009 and on June 15, 2010. PDCH asks the Court to declare the March 19, 2007 and January 18, 2008 swap contracts null and void, or terminated, or to grant damages to PDCH in an amount of approximately € 170 million on the grounds, inter alia, that Deutsche Bank committed fraudulent and deceitful acts, manipulated the LIBOR and EURIBOR rates which are used as a basis for calculating the sums due by PDCH under the swap contracts and has breached its obligations to warn, advise and inform PDCH. A decision on the merits is not expected until the second quarter of 2016 at the earliest.

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

The Cologne regional court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation of an "acting in concert" between Deutsche Bank AG and Deutsche Post AG in 2009. The Cologne appellate court heard the chairman of Deutsche Post’s management board as a witness on February 24, 2016. The appelate court will grant the parties the opportunity to comment on the testimony in writing. Thereafter, there will be an additional hearing which is expected to occur in the second quarter of 2016 depending on the availability of the appelate court.

Starting in 2014, some further former shareholders of Deutsche Postbank AG, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank. The Bank is of the opinion that all these actions, including the action by Effecten-Spiegel AG, are without merit and is defending itself against the claims.

Sebastian Holdings Litigation. Deutsche Bank is in litigation in New York with Sebastian Holdings Inc. ("SHI") in respect of claims arising from FX trading activities in 2008. SHI seeks damages of at least U.S.$ 2.5 billion in an amended complaint filed on January 10, 2011. SHI’s claims and Deutsche Bank’s defences are substantially similar to those in litigation concluded in the UK Commercial Court in November 2013 arising from the same circumstances in which Deutsche Bank was awarded approximately U.S.$ 236 million plus interest and all of SHI’s claims were dismissed. On January 27, 2016, the New York court granted Deutsche Bank’s motion for summary judgment dismissing SHI’s action based on the UK Commercial Court’s judgment. The New York court also denied SHI’s motion for leave to file an amended complaint.

Deutsche Bank	88
Annual Report 2015 on Form 20-F

In June 2014, Mr. Alexander Vik (SHI's sole shareholder and director) was ordered by the UK Commercial Court personally to pay GBP 34 million by way of an interim award in respect of Deutsche Bank’s costs in the UK litigation, plus a further GBP 2 million in accrued interest. Such sums were paid by Mr. Vik who has since sought to appeal this decision in the UK Court of Appeal, which dismissed his application and refused him permission to appeal.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. The district court dismissed the plaintiffs’ second amended complaint with prejudice, which dismissal was affirmed by the United States Court of Appeals for the Second Circuit. On July 30, 2014, the plaintiffs filed a petition for rehearing and rehearing en banc with the Second Circuit. On October 16, 2014, the Second Circuit denied the petition. In February 2015, the plaintiffs filed a petition for a writ of certiorari seeking review by the United States Supreme Court. On June 8, 2015, the Supreme Court granted plaintiffs’ petition, vacated judgment, and remanded the case to the Second Circuit for further consideration in light of its recent decision in Omnicare, Inc. v. Laborers District Council Construction Industry Pension Fund. On June 16, 2015, Deutsche Bank filed a motion with the Second Circuit requesting leave to submit briefing on the question of whether the Second Circuit’s prior decision in this case is consistent with the Supreme Court’s Omnicare decision. On July 21, 2015, the Court of Appeals remanded the action to the district court for further consideration in light of the Omnicare decision, and denied Deutsche Bank’s motion as moot. Deutsche Bank renewed its motion in the district court. The district court denied Deutsche Bank’s motion as premature and granted plaintiffs leave to file a third consolidated amended complaint by October 15, 2015, with no further extensions. On October 15, 2015, plaintiffs filed their third consolidated amended complaint, wherein plaintiffs allege unquantified but substantial losses in connection with alleged class-member purchases of trust preferred securities. On December 14, 2015, defendants moved to dismiss the third consolidated amended complaint. The motion remains pending.

ZAO FC Eurokommerz. On December 17, 2013, the liquidator of ZAO FC Eurokommerz commenced proceedings in the Arbitrazh Court of the City of Moscow against Deutsche Bank. The claim amounts to approximately € 210 million and relates to the repayment of a RUB 6.25 billion bridge loan facility extended to ZAO FC Eurokommerz on August 21, 2007. The bridge loan was repaid in full on December 21, 2007. LLC Trade House, a creditor of ZAO FC Eurokommerz, filed for bankruptcy on July 31, 2009. The liquidator alleges, among other things, (i) that Deutsche Bank must have known that ZAO FC Eurokommerz was in financial difficulties at the time of repayment and (ii) that the bridge loan was repaid from the proceeds of a securitization transaction which was found to be invalid and consequently the proceeds should not have been available to repay the bridge loan. The first instance hearing on the merits of the claim took place on December 23, 2014. The judge found in favor of Deutsche Bank on the basis of the statute of limitations and the absence of evidence to prove that ZAO FC Eurokommerz was in financial difficulties at the time the loan was repaid and that an abuse of rights was committed by Deutsche Bank when accepting the contested repayment. The liquidator did not file a notice of appeal with the court by the applicable deadline and accordingly we regard this matter as closed.

Dividend Policy

Historically, we have generally paid dividends each year. Dividends of € 0.75 were paid for 2014 and for 2013. We may not pay dividends in the future at rates we have paid them in previous years. If we are not profitable, we may not pay dividends at all. Accordingly, no dividend is proposed for 2015 and we also do not intend to pay a dividend for 2016. Furthermore, if we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin or the European Central Bank may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.

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

89	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Significant Changes

Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2015.

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

Deutsche Bank	90
Annual Report 2015 on Form 20-F

	Price per share (Xetra)[1]			Price per share (NYSE)[2]
	High (in €)	Low (in €)	Period-end (in €)	High (in U.S.$)	Low (in U.S.$)	Period-end (in U.S.$)
Monthly 2016:
February	16.61	13.03	15.99	18.10	14.79	17.19
January	22.10	15.97	16.40	23.62	17.61	17.89

Monthly 2015:
December	24.67	20.69	22.53	26.18	22.83	24.15
November	26.20	23.37	24.31	28.82	25.10	25.69
October	27.98	23.52	25.47	30.82	26.21	27.95
September	27.03	22.95	24.07	30.23	26.05	26.96

Quarterly 2015:
Fourth Quarter	27.98	20.69	22.53	30.82	22.83	24.15
Third Quarter	32.31	22.95	24.07	35.37	26.05	26.96
Second Quarter	33.42	26.60	26.95	36.20	29.62	30.16
First Quarter	32.90	23.48	32.36	35.49	27.81	34.73

Quarterly 2014:
Fourth Quarter	28.02	22.66	24.99	35.20	29.35	30.02
Third Quarter	28.30	24.17	27.78	36.69	32.52	34.86
Second Quarter	32.05	25.47	25.70	46.09	34.83	35.18
First Quarter	38.15	29.33	30.97	54.48	42.79	44.83

Annual:
2015	33.42	20.69	22.53	36.20	22.83	24.15
2014	38.15	22.66	24.99	54.48	29.35	30.02
2013	36.94	28.05	33.07	52.92	38.18	48.24
2012	37.68	21.09	31.43	52.53	27.05	44.29
2011	46.45	19.82	28.08	66.00	28.58	37.86

Note: Data is based on Bloomberg and NYSE Euronext.

[1]	Historical share prices have been adjusted on June 5, 2014 with retroactive effect to reflect the capital increase by multiplying a correcting factor of 0.9538.
[2]	Historical share prices are not adjusted for the capital increase in June 2014.

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

Dilution

Not required because this document is filed as an annual report.

Expenses of the Issue

Not required because this document is filed as an annual report.

91	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Deutsche Bank	92
Annual Report 2015 on Form 20-F

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

93	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Under German law, the rights of shareholders as a group can be changed by amendment of the company's articles of association. Any amendment of our Articles of Association requires a resolution of the General Meeting. The authority to amend our Articles of Association, insofar as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of shares from authorized capital, has been assigned to our Supervisory Board by our Articles of Association. Pursuant to our Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, insofar as a majority of capital stock is required, by a simple majority of capital stock, except where law or our Articles of Association determine otherwise. The rights of individual shareholders can only be changed with their consent. Amendments to the Articles of Association become effective upon their registration in the Commercial Register.

Share Register

We maintain a share register with Registrar Services GmbH and our New York transfer agent, pursuant to an agency agreement between us and Registrar Services GmbH and a sub-agency agreement between Registrar Services GmbH and the New York transfer agent.

Our share register will be open for inspection by shareholders during normal business hours at our offices at Taunusanlage 12, 60325 Frankfurt am Main, Germany. The share register generally contains each shareholder's surname, first name, date of birth, address and the number or the quantity of our shares held. Shareholders may prevent their personal information from appearing in the share register by holding their securities through a bank or custodian. Although the shareholder would remain the beneficial owner of the securities, only the bank's or custodian's name would appear in the share register.

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

Deutsche Bank	94
Annual Report 2015 on Form 20-F

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

95	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Except for the 3 % threshold, similar notification obligations exist for reaching, exceeding or falling below the thresholds described above when a person holds either instruments that entitle their holder to unilaterally acquire existing shares of the listed company carrying voting rights or instruments with similar economic effect. Holdings in the relevant financial instruments are to be aggregated with the voting rights attached to shares for purposes of determining whether any of the relevant notification thresholds have been triggered.

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

Deutsche Bank	96
Annual Report 2015 on Form 20-F

part of the German Securities Acquisition and Takeover Act (so-called “acting in concert”) and the rules on the attribution of voting rights attached to shares of third parties are the same as the statutory securities trading provisions described above under “Disclosure Obligations under the German Securities Trading Act” except with respect to voting rights of shares underlying instruments whose holders are vested with the right to unilaterally acquire existing voting shares of the listed company or voting rights which may be acquired on the basis of instruments with similar economic effect. If a shareholder fails to provide notice on reaching or exceeding the 30 % threshold, or fails to make a public tender offer, the shareholder will be precluded from exercising any rights associated with its shares (including voting and dividend rights) until it has complied with the requirements under the German Securities Acquisition and Takeover Act. In addition, non-compliance with the disclosure requirement may result in a fine.

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

97	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Exchange Controls

As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. In addition, Regulation (EU) No. 267/2012 of March 23, 2012, as amended, on restrictive measures against Iran required that certain transfers of funds from or to Iranian persons, entities or bodies that exceed € 100,000 (or the equivalent in a foreign currency) must be notified in advance in writing to the Bundesbank. If the amount to be transferred exceeded € 400,000 (or the equivalent in a foreign currency), a prior authorization of the Bundesbank was required. These Iran-related measures were repealed on January 16, 2016.

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

Deutsche Bank	98
Annual Report 2015 on Form 20-F

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

99	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

of foreign withholding taxes may be limited in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income.

Subject to certain exceptions for short-term and hedged positions, “qualified dividends” received by certain non-corporate U.S. shareholders will generally be subject to taxation in the United States at a lower rate than other ordinary income. Dividends received will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination of whether we are a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of our income and valuation of our assets, including goodwill and other intangible assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our taxable years ended December 31, 2014 or December 31, 2015. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2016, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.

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

Deutsche Bank	100
Annual Report 2015 on Form 20-F

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

United States Information Reporting and Backup Withholding

Dividends and payments of the proceeds on a sale of shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. resident (i) is a corporation (other than an S corporation) or other exempt recipient or (ii) provides a taxpayer identification number and certifies (on IRS Form W-9) that no loss of exemption from backup withholding has occurred. Shareholders that are not U.S. persons generally are not subject to information reporting or backup withholding.

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

101	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

Subsidiary Information

Not applicable.

Deutsche Bank	102
Annual Report 2015 on Form 20-F

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

For Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, please see “Management Report: Risk Report” beginning on page 79 of the Annual Report 2015.

Please see pages S-1 through S-15 of the Supplemental Financial Information, which pages are incorporated by reference herein, for information required by SEC Industry Guide 3.

Item 12: Description of Securities other than Equity Securities

Not required because this document is filed as an annual report and our ordinary shares are not represented by American Depositary Receipts.

103	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Co-Chairmen and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2015. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Co-Chairmen and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2015.

Management’s Annual Report on Internal Control over Financial Reporting

Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our co-principal executive officers and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. As of December 31, 2015, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that our internal control over financial reporting as of December 31, 2015 was effective based on the COSO framework (2013).

Deutsche Bank	104
Annual Report 2015 on Form 20-F

KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited Deutsche Bank Aktiengesellschaft and subsidiaries’ (the “Company” or “Deutsche Bank”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Deutsche Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

105	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes, and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements and our report dated March 2, 2016 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

March 2, 2016

KPMG AG

Wirtschaftsprüfungsgesellschaft

Change in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A: Audit Committee Financial Expert

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Audit Committee Financial Expert” on page 432 of the Annual Report 2015.

Item 16B: Code of Ethics

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Code of Business Conduct and Ethics” on page 433 of the Annual Report 2015.

Deutsche Bank	106
Annual Report 2015 on Form 20-F

Item 16C: Principal Accountant Fees and Services

Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Principal Accountant Fees and Services” on pages 433 and 434 of the Annual Report 2015.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2015, we repurchased a total of 29,016,156 shares, of which 4.7 million via derivatives, for group purposes pursuant to share buybacks authorized by the General Meeting. During the period from January 1, 2015 until the 2015 Annual General Meeting on May 21, 2015, we repurchased 8,360,000, of which 0.0 million via derivatives, of our ordinary shares pursuant to the authorization granted by the Annual General Meeting on May 22, 2014, at an average price of € 26.51 and for a total consideration of € 222 million. This authorization was replaced by a new authorization to buy back shares approved by the Annual General Meeting on May 21, 2015. Under the new authorization, up to 137,927,313 shares may be repurchased through April 30, 2020. Of these, 68,963,657 shares may be purchased by using derivatives. During the period from the 2015 Annual General Meeting until December 31, 2015, we repurchased 20,656,156 shares at an average price of € 29.06 and for a total consideration of € 600 million (excluding option premium). At December 31, 2015, the number of shares held in Treasury from buybacks totaled 296,192 shares. This figure stems from 101,034 shares at the beginning of the year, plus 29.0 million shares from buybacks in 2015, less 28.8 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in 2015.

107	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

In addition to these share buybacks for group purposes, pursuant to a shareholder authorization approved at our 2015 Annual General Meeting, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through April 30, 2020, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.

The following table sets forth, for each month in 2015 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2015

Month	Total number of shares purchased	Total number of shares sold	Net number of shares purchased or (sold)	Average price paid per share (in €)	Number of shares purchased for group purposes (incl. derivatives)	Maximum number of shares that may yet be purchased under plans or programs
January	21,517,309	18,566,921	2,950,388	25.18	2,900,000	81,801,964

February	48,576,343	51,320,581	(2,744,238)	27.30	5,460,000	76,341,964

March	25,492,875	25,559,162	(66,287)	30.34	0	76,341,964

April	33,745,218	33,763,988	(18,770)	31.72	0	76,341,964

May	27,933,813	27,962,776	(28,963)	28.75	0	137,927,313

June	24,925,806	24,940,380	(14,574)	27.73	0	137,927,313

July	60,268,804	42,118,554	18,150,250	29.53	18,194,999	119,732,341

August	29,321,538	47,010,293	(17,688,755)	29.21	2,461,157	117,271,157

September	19,608,298	19,577,497	30,801	25.38	0	117,271,157

October	9,330,203	9,538,806	(208,603)	26.02	0	117,271,157

November	6,358,249	6,573,242	(214,993)	24.59	0	117,271,157

December	19,568,552	19,600,126	(31,574)	22.41	0	117,271,157

Total 2015	326,647,008	326,532,326	114,682	28.10	29,016,156	117,271,157

At December 31, 2015, our issued share capital consisted of 1,379,273,131 ordinary shares, of which 1,378,898,267 were outstanding and 374,864 were held by us in treasury.

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

Deutsche Bank	108
Annual Report 2015 on Form 20-F

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

The Supervisory Board appoints and removes the members of the Management Board. It also may appoint a chairperson of the Management Board. Although it is not permitted to make management decisions, the Supervisory Board has comprehensive monitoring functions with respect to the activities of the Management Board, including advising the Management Board and participating in decisions of fundamental importance to the company. To ensure that these monitoring functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and business planning, including any deviation of actual developments from concrete and material targets previously presented to the Supervisory Board. The Supervisory Board may also request special reports from the Management Board at any time. Transactions of fundamental importance to the company, such as major strategic decisions or other actions that may have a fundamental impact on the company’s assets and liabilities, financial condition or results of operations, may be subject to the consent of the Supervisory Board. Pursuant to our Articles of Association (Satzung), such transactions include the granting of powers of attorney without limitation to the affairs of a specific office, major acquisitions or disposals of real estate or participations in companies and granting of loans and acquiring participations if the Banking Act (Kreditwesengesetz) requires approval by the Supervisory Board.

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

The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in May 2015 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.

109	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

In their last Declaration of Conformity of October 28, 2015, the Management Board and the Supervisory Board of Deutsche Bank stated that they will act in conformity with the recommendations of the Code, with certain specified exceptions. The Declaration of Conformity is available on Deutsche Bank’s internet website at www.db.com/ir/en/documents.htm.

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

Deutsche Bank	110
Annual Report 2015 on Form 20-F

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

Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of Reference of its Management Board, its Supervisory Board, the Chairman’s Committee, the Audit Committee, the Risk Committee, the Integrity Committee, the Compensation Control Committee and the Nomination Committee, its Declaration of Conformity under the Code and other documents pertaining to its corporate governance on its internet website at www.db.com/ir/en/documents.htm.

Item 16H: Mine Safety Disclosure

Not applicable.

111	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added
Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, an issuer of securities registered under the Securities Exchange Act of 1934 is required to disclose in its periodic reports filed under the Securities Exchange Act of 1934 certain of its activities and those of its affiliates relating to Iranian government-controlled entities and to other persons sanctioned by the U.S. under programs relating to terrorism and proliferation of weapons of mass destruction that occurred during the period covered by the report. We describe below a number of potentially disclosable activities of Deutsche Bank AG and its affiliates. Disclosure is generally required regardless of whether the activities, transactions or dealings were conducted in compliance with applicable law. Following the occurrence on January 16, 2016 of “Implementation Day” of the Joint Comprehensive Plan of Action (JCPoA) between the “P5+1” parties and Iran, pursuant to which Iran agreed to limits on its nuclear program and the P5+1 parties agreed to provide certain sanctions relief, secondary sanctions targeting Iran have been narrowed but not eliminated.

Legacy Financing Arrangements. Despite having ceased entering into new business in or with Iran in 2007, we continue to be engaged as lender, sponsoring bank and/or facility agent or arranger in several long-term financing agreements relating to the construction or acquisition of plant or equipment for the petroleum and petrochemical industries, under which Iranian entities were the direct or indirect borrowers. Before 2007, as part of banking consortia, we entered into a number of financing arrangements, three of which remained outstanding as of December 31, 2015, with the National Petrochemical Company (NPC). The latest final maturity under these loan facilities is in 2019. These loan facilities were guaranteed by national export credit agencies representing two European governments. In principle, the obligations of the borrowers under these loan facilities are secured by assignments of receivables from oil and oil products exported by NPC and/or its trading subsidiaries to buyers, mostly in Asia. These delivery obligations, however, were waived for the period covered by this report, because of the sanctions environment at that time. For some of these arrangements, we act as escrow agent, holding escrow accounts for the Iranian borrowers mentioned above, into which receivables are, in principle, paid by the buyers of the oil and oil products. During the period covered by this report, no such receivables were paid to the said escrow accounts. Such accounts are pledged in favor of the relevant banking consortium. We have no involvement in the contractual arrangements related to, or in the physical settlement of, the oil and oil product exports mentioned above. Iranian entities in whose names the escrow accounts are held were not permitted to draw on such accounts, either because they are sanctioned parties or, where this is not the case, because of our business decision to not allow access to such accounts in light of the overall sanctions environment in the time period covered by this report.

As a remainder from a previously existing financing related to NIOC (which was fully repaid back in 2012) we still hold an account for NIOC (which was previously used as an escrow account in the context of the respective financing) with a balance in euro. NIOC was, however, not permitted to draw on this account given it was a sanctioned entity. In light of the lifting of the EU sanctions against NIOC pursuant to the Implementation Day sanctions relief, absent other legal restrictions, we intend to observe legally valid instructions to fully wind-down the remaining part of this engagement.

During 2015, approximately € 43.0 million was paid into accounts of the borrower. We, in our role as agent, distributed to the participants in the banking consortia € 45.0 million including portions attributable to us totaling € 8.0 million.

We generated revenues in 2015 of approximately € 0.7 million in respect of these financing arrangements, of which approximately € 0.5 million consisted of escrow account revenues, € 0.1 million consisted of loan interest revenues and € 0.1 million consisted of fee revenues. The net profits were less than these amounts.

Deutsche Bank	112
Annual Report 2015 on Form 20-F

In one financing arrangement, we are not ourselves a lender but act rather as agent for a lender, a state-owned development bank. In this capacity, we received fees from the Iranian borrower of approximately € 4,000.

As of December 31, 2015, we have an undrawn commitment of approximately € 1.3 million under one of the financing agreements referred to above. Due to the export credit agency coverage, this remainder cannot be cancelled without German government approval, for which we have applied but which we have not yet received. We do not intend to make further disbursements upon this undrawn commitment.

Our portion of the outstanding principal amount of the remaining loan facilities amounted to approximately € 17 million as of December 31, 2015. We intend to continue pursuing repayment and fulfilling our administrative role under these agreements, but we currently do not intend to engage in any new extensions of credit to these or other Iranian entities.

Legacy Contractual Obligations Related to Guarantees and Letters of Credit. Prior to 2007, we provided guarantees to a number of Iranian entities. In almost all of these cases, we issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, we made a decision to discontinue issuing new guarantees to Iranian or Iran-related beneficiaries. Although the pre-existing guarantees stipulate that they must be either extended or honored if we receive such a demand and we are legally not able to terminate these guarantees, we decided in 2011 to reject any “extend or pay” demands under such guarantees. Even though we exited, where possible, many of these guarantees, guarantees with an aggregate face amount of approximately € 7.6 million are still outstanding as of year-end 2015. The gross revenues from this business in 2015 were approximately € 20,000 and the net profit we derived from these activities was less than this amount.

We also have outstanding legacy guarantees in relation to a Syrian bank sanctioned by the U.S. under its non-proliferation program. The aggregate face amount of these legacy guarantees was approximately € 10 million as of December 31, 2015, the gross revenues received from non-Syrian parties for these guarantees were approximately € 41,000 in 2015 and the net profit we derived from these activities was less than this amount. In one case we paid cancellation fees of less than € 300 to the frozen account of the Syrian bank.

We intend to exit these guarantee arrangements as soon as possible.

Payments Received. In 2015, we received less than 160 payments adding up to approximately € 70 million in favor of non-Iranian clients in Germany, Spain, France, the Netherlands, Belgium and Japan, of which some stemmed ultimately from relevant Iranian entities and others were channelled through sanctioned Iranian intermediary banks. Revenues for these incoming payments were less than € 40,000. These figures include relevant payments in favor of clients of our subsidiary Postbank. We expect that we will also have to execute such transactions in the future.

On behalf of one of our clients in Poland we transferred to an account of the Iranian embassy in Poland, held by another bank, two payments of approximately € 100. We do not intend to execute such payments in the future.

Operations of Iranian Bank Branches and Subsidiaries in Germany and/or France. Several Iranian banks, including Bank Melli Iran, Bank Saderat, Bank Tejarat and Europäisch-Iranische Handelsbank, have branches or offices in Germany and/or France, even though their funds and other economic resources were frozen under European law prior to Implementation Day under the JCPoA (and Bank Saderat’s resources remain frozen). As part of the payment clearing system in Germany and other European countries, when these branches or offices need to make payments in Germany or Europe to cover their day-to-day operations such as rent, taxes, insurance premia and salaries for their remaining staff, or for any other kind of banking-related operations necessary to wind down their legacy trade business, the German Bundesbank and French banks accept fund transfers from these Iranian banks and disburse them to the applicable (mainly German) payees, some of whom hold accounts with us. In 2015, we received approximately € 4.5 million in such disbursements in approximately 1,000 transactions via the German Bundesbank and French banks in respect of payments from the above-mentioned Iranian banks, and the gross revenues derived from these payments were less than € 5,000. Relevant transactions of our subsidiary Postbank are included in these figures. We expect that we will also have to execute such transactions in the future.

113	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Maintaining of Accounts for Iranian Consulates and Embassies. In 2015, Iranian embassies and consulates in Germany and the Netherlands were holding accounts with us as well as with Postbank. This includes the provision by a subsidiary of Postbank to the Iranian consulate of girocard (debitcard/ATM)-terminals as well as the processing of transactions of cardholders using the terminals; the terminals are used to facilitate the payment of fees for the issuance of visas and other administrative measures by the consulate. The additional purpose of these accounts was the funding of day-to-day operational costs of the embassies and consulates, such as salaries, rent, and electricity. One of the account relationships was between Deutsche Bank Netherlands N.V. and the Agent Bureau of the Embassy of the Islamic Republic of Iran in The Hague (which is responsible for all Iran-U.S. Claims Tribunal activities). The total volume of outgoing payments from these accounts was approximately € 11 million in 2015, which payments were made with the involvement of the competent authorities in the relevant European countries under applicable law. We derived gross revenues of approximately € 20,000 and net profits which were less than this amount from these activities. The relevant European governments have requested that we provide these services to enable the Government of Iran to conduct its diplomatic relations. The accounts at Deutsche Bank Netherlands N.V. of the Agent Bureau of the Embassy of the Islamic Republic of Iran in The Hague as well as the accounts of the Iranian embassy were closed during the second quarter of 2015.

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

Deutsche Bank	114
Annual Report 2015 on Form 20-F

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 45 thereto, which are set forth as Part 2 of the Annual Report 2015, and, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” thereto in the third paragraph under “Basis of Accounting”, certain parts of the Management Report set forth as Part 1 of the Annual Report 2015. Such Consolidated Financial Statements have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included on page 389 of the Annual Report 2015.

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit

1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.4 to our Report on Form 6-K dated July 30, 2015 and incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Equity Plan Rules 2011, furnished as Exhibit 4.3 to our 2010 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Equity Plan Rules 2012, furnished as Exhibit 4.4 to our 2011 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Equity Plan Rules 2013, furnished as Exhibit 4.4 to our 2012 Annual Report on Form 20-F and incorporated by reference herein.

4.4	Equity Plan Rules 2014, furnished as Exhibit 4.5 to our 2013 Annual Report on Form 20-F and incorporated by reference herein.

4.5	Equity Plan Rules 2015, furnished as Exhibit 4.5 to our 2014 Annual Report on Form 20-F and incorporated by reference herein.

4.6	Equity Plan Rules 2016.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2015, 2014, 2013, 2012 and 2011 (also incorporated as Exhibit 12.6 to Registration Statement No. 333-206013 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.3	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.3	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

115	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 11, 2016

Deutsche Bank Aktiengesellschaft

/s/        JOHN CRYAN

John Cryan

Co-Chairman of the Management Board

/s/        JUERGEN FITSCHEN

Juergen Fitschen

Co-Chairman of the Management Board

/s/        MARCUS SCHENCK

Marcus Schenck

Member of the Management Board

Chief Financial Officer

Deutsche Bank

# Annual Report 2015

*Passion to Perform*

[Page intentionally left blank for SEC filing purposes]

1 – Management Report
30	Operating and Financial Review
70	Outlook
77	Risks and Opportunities
79	Risk Report
188	Compensation Report
228	Corporate Responsibility
230	Employees
234	Internal Control over Financial Reporting
239	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report
2 – Consolidated Financial Statements
245	Consolidated Statement of Income
246	Consolidated Statement of Comprehensive Income
247	Consolidated Balance Sheet
248	Consolidated Statement of Changes in Equity
250	Consolidated Statement of Cash Flows
251	Notes to the Consolidated Financial Statements
283	Notes to the Consolidated Income Statement
289	Notes to the Consolidated Balance Sheet
353	Additional Notes
415	Confirmations
3 – Corporate Governance Statement/ Corporate Governance Report
419	Management Board and Supervisory Board
431	Reporting and Transparency
432	Related Party Transactions
432	Auditing and Controlling
435	Compliance with the German Corporate Governance Code
4 – Supplementary Information
438	Non-GAAP Financial Measures
443	Declaration of Backing
444	Year at a Glance
445	Imprint / Publications

2

[Page intentionally left blank for SEC filing purposes]

3

[Page intentionally left blank for SEC filing purposes]

4

[Page intentionally left blank for SEC filing purposes]

5

[Page intentionally left blank for SEC filing purposes]

6

[Page intentionally left blank for SEC filing purposes]

7

[Page intentionally left blank for SEC filing purposes]

8

[Page intentionally left blank for SEC filing purposes]

9

[Page intentionally left blank for SEC filing purposes]

10

[Page intentionally left blank for SEC filing purposes]

11

[Page intentionally left blank for SEC filing purposes]

12

[Page intentionally left blank for SEC filing purposes]

13

[Page intentionally left blank for SEC filing purposes]

14

[Page intentionally left blank for SEC filing purposes]

15

[Page intentionally left blank for SEC filing purposes]

16

[Page intentionally left blank for SEC filing purposes]

17

[Page intentionally left blank for SEC filing purposes]

18

[Page intentionally left blank for SEC filing purposes]

19

[Page intentionally left blank for SEC filing purposes]

20

[Page intentionally left blank for SEC filing purposes]

21

[Page intentionally left blank for SEC filing purposes]

22

[Page intentionally left blank for SEC filing purposes]

23

[Page intentionally left blank for SEC filing purposes]

24

[Page intentionally left blank for SEC filing purposes]

25

[Page intentionally left blank for SEC filing purposes]

26

[Page intentionally left blank for SEC filing purposes]

27

[Page intentionally left blank for SEC filing purposes]

28

[Page intentionally left blank for SEC filing purposes]

1 – Management Report

30	Operating and Financial Review
Executive Summary – 30
Deutsche Bank Group – 32
Results of Operations – 39
Financial Position – 64
Liquidity and Capital Resources – 68
Events after the Reporting Period – 69
70	Outlook
77	Risks and Opportunities
79	Risk Report
Introduction – 80
81	Risk and Capital Overview
Key Risk Metric – 81
Overall Risk Assessment – 82
Risk Profile – 83
85	Risk and Capital Framework
Risk Management Principles and Governance – 85
Risk Governance – 86
Risk Culture – 90
Risk Appetite and Capacity – 91
Risk and Capital Plan – 92
Stress testing – 93
Recovery and Resolution Planning – 95
96	Risk and Capital Management
Risk Identification and Assessment – 97
Credit Risk Management – 98
Market Risk Management – 105
Operational Risk – 112
Liquidity Risk Management – 117
Business (Strategic) Risk Management – 122
Reputational Risk Management – 122
Model Risk Management – 122
Compliance Risk Management – 123
Insurance Specific Risk – 124
Risk Concentration and Risk Diversification – 124

125	Risk and Capital Performance
Capital and Leverage Ratio – 125
Credit Risk Exposure – 138
Equity Exposure – 159
Asset Quality – 159
Trading Market Risk Exposures – 169
Nontrading Market Risk Exposures – 174
Operational Risk Exposure – 175
Liquidity Risk Exposure – 177
188	Compensation Report
Group Compensation and Disclosure – 188
Management Board Report and Disclosure – 202
Compensation System for Supervisory Board Members – 225
228	Corporate Responsibility
230	Employees
234	Internal Control over Financial Reporting
239	Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Deutsche Bank	1 – Management Report	30
Annual Report 2015

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

Executive Summary

The Global Economy

Economic growth (in %)	2015	2014	Main driver
Global Economy[1] Thereof: Industrialized countries[1] Thereof: Emerging markets[1]	3.1 1.8 4.1	3.4 1.7 4.7	Global economic growth faltered during 2015 due to the slowdown in emerging markets, whose growth was dampened mainly by structural weaknesses and the weak oil price. The industrialized countries, by contrast benefited on balance from the low oil price and expansionary monetary policy, with the result that their growth rates picked up slightly. High debt levels and generally weak global trade weighed on growth, however.

Eurozone Economy Thereof: German economy	1.5 1.7	0.9 1.6	Support from low oil prices and extremely expansionary monetary policy Strong growth in consumption, but external headwinds held back investment growth

U.S. Economy	2.4	2.4	Strong U.S.$ is negative for export-oriented sectors, negative inventory cycle, solid performance by domestic economy

Japanese Economy	0.5	(0.1)	Stockbuilding and net exports boosted growth

Asian Economy[1]	6.2	6.4	Weak demand from China and the industrialized countries
Thereof: Chinese Economy	6.9	7.3	Slowdown in the growth of exports and investment was partly offset by higher consumption

Source: National authorities

[1]	2015 data is sourced from Deutsche Bank Research forecasts.

The Banking Industry

In the eurozone, 2015 brought a moderate rise in lending to the private sector for the first time since 2011 (+1.1%). Lending to households was up by 2 % as compared to 2014, while lending to businesses remained stable. On the liability side, despite the prevailing low interest-rate environment, the volume of deposits from households and firms rose by 3.3%, a similar increase to that in each of the previous two years. After a sharp rise in the first quarter, total assets of eurozone banks declined slightly and were down by 1.3 % on the year. Provisions for credit losses at European banks probably continued to decline, which may have led to a further normalization in the earnings situation. In Germany, household and corporate lending continued to expand in 2015 with growth again exceeding the eurozone average. This was partly due to an increase in consumer loans by 1.9%.

In the U.S., the credit expansion continued, driven in particular by corporate lending and commercial mortgages, which maintained their double-digit growth rates. In the retail segment, residential mortgages grew by 2.5%. Growth in private-sector deposits slowed somewhat compared with 2014 but, at 4.9%, remained high.

Japan saw a moderate decline in lending growth to 2.3%. In China, the low double-digit growth in private sector lending remained unchanged despite the slight cooling-off of the Chinese economy.

31	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Deutsche Bank Performance

2015 was a difficult year for Deutsche Bank, as we were burdened by specific items such as goodwill and other intangible asset impairments, litigation, restructuring and severance charges totalling € 12.4 billion post-tax. However, revenues were up versus 2014 and we made considerable progress on the implementation of our Strategy 2020, which intends to make Deutsche Bank a less complex and more efficient, less risky, better capitalized and better run institution with more disciplined execution.

Our Group Key Performance Indicators are as follows:

Group Key Performance Indicators	Status end of 2015	Status end of 2014
Net revenues	€ 33.5 bn	€ 31.9 bn

Income (loss) before income taxes	€ (6.1) bn	€ 3.1 bn

Net income (loss)	€ (6.8) bn	€ 1.7 bn

Post-tax return on average tangible shareholders’ equity[1]	(12.3) %)	3.5%

Post-tax return on average active equity[1]	(9.9) %)	2.7%

Adjusted Costs[2]	€ 26.5 bn	€ 25.0 bn

Cost/income ratio[3]	115.3%	86.7%

Cost savings[4]	€ 4.5 bn	€ 3.3 bn

Costs to achieve savings[5]	€ 3.6 bn	€ 2.9 bn

Risk-weighted assets	€ 396.7 bn	€ 394.0 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[6]	11.1%	11.7%

Fully loaded CRR/CRD 4 leverage ratio[7]	3.5%	3.5%

[1]

Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of (11) % for the year ended December 31, 2015 and 46 % for the year ended December 31, 2014. For further information, please refer to “Supplementary Information: Non-GAAP Financial Measures” of the report.

[2]

Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangible assets, policyholder benefits and claims. For further information, please refer to “Supplementary Information: Non-GAAP Financial Measures” of the report.

[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]	Cost savings resulting from the implementation of the OpEx program.
[5]	Costs-to-achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[6]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[7]	Further detail on the calculation of this ratio is provided in the Risk Report.

Net revenues in 2015 were € 33.5 billion, up by € 1.6 billion from 2014. Despite challenging market conditions all business segments except PBC reported increased net revenue in 2015 partly driven by positive foreign exchange movement. PBC reported a revenue decrease mainly due to valuation and transaction related effects relating to PBC’s stake in Hua Xia Bank.

Non-interest expenses in 2015 were € 38.7 billion, an increase of 40 % from 2014, mainly driven by impairments of goodwill and other intangibles, a significant increase in litigation costs as well as restructuring and severance charges. Compensation and benefits were higher compared to 2014 primarily driven by foreign exchange rate effects.

The loss before income taxes of € (6.1) billion in 2015, versus income before income taxes of € 3.1 billion in 2014, is mainly driven by impairments booked in the third quarter 2015 as well as the higher litigation and restructuring and severance charges. The particularly high specific effects of € 6.5 billion of impairments and € 5.2 billion of litigation charges, both largely non-tax deductible, and an additional restructuring and severance charge of € 1 billion, added to a net loss of € (6.8) billion.

Cumulative OpEx program savings of € 4.5 billion fully met the externally communicated target for 2015. Cumulative Costs to achieve of € 3.6 billion were € 0.4 billion less than planned.

Our CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 11.1 % at the end of 2015 down from 11.7 % at the end of 2014, resulted from the net loss driven by higher litigation and restructuring and severance costs. Our respective CRR/CRD 4 phase-in Common Equity Tier 1 ratio was 13.2 % at the end of 2015 down from 15.2 % at the end of 2014.

Deutsche Bank	1 – Management Report	32
Annual Report 2015

As per the new Supervisory Review and Evaluation Process (SREP) requirements, the European Central Bank notified us that we need to maintain a CET 1 ratio of at least 10.25 % on a phase-in basis, which increases to 10.75 % in 2016 including the first stage of the phase-in in Deutsche Bank’s Global Systemically Important Banks (G-SIBs) buffers over the next four years. We currently have material buffers over the required minimum on a phased-in basis. This means that the Bank’s minimum CET 1 capital requirement will be 12.25 % by January 2019 once all buffers are phased in. This compares to our fully-loaded target of greater than 12.5 % by 2018.

Deutsche Bank Group

Deutsche Bank: Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,629 billion as of December 31, 2015. As of that date, we employed 101,104 people on a full-time equivalent basis and operated in 70 countries out of 2,790 branches worldwide, of which 65 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

As of December 31, 2015 we were organized into the following five corporate divisions:

—	Corporate Banking & Securities (CB&S)
—	Private & Business Clients (PBC)
—	Global Transaction Banking (GTB)
—	Deutsche Asset & Wealth Management (Deutsche AWM)
—	Non-Core Operations Unit (NCOU)

The five corporate divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide. From 2016 onwards and in accordance with our Strategy 2020 our business operations are going to be organized under a new structure with the segments Global Markets (GM), Corporate & Investment Banking (CIB), Private, Wealth and Commercial Clients (PW&CC), Postbank, Deutsche Asset Management (AM) and Non-Core Operations Unit (NCOU).

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

—	subsidiaries and branches in many countries;
—	representative offices in many other countries; and
—	one or more representatives assigned to serve customers in a large number of additional countries.

Management Structure

The Management Board has structured the Group as a matrix organization, comprising (i) Corporate Divisions, (ii) Infrastructure Functions and (iii) a Regional Management Function. To support this structure, key governance bodies function as follows:

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

33	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

The Group Executive Committee was established in 2002. In accordance with the Strategy 2020 objective to reduce organizational complexity, it was dissolved in October 2015. The Group Executive Committee comprised the members of the Management Board and senior representatives from our regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee was a body that is not required by the Stock Corporation Act. It served as a tool to coordinate our businesses and regions, discussed our strategy and prepared recommendations for Management Board decisions. It had no decision-making authority. Within each corporate division and region, coordination and management functions are handled by operating committees and executive committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

Corporate Divisions

Corporate Banking & Securities Corporate Division

Corporate Division Overview

Until the recently announced reorganisation in October 2015, CB&S comprised the Global Markets and Corporate Finance businesses. These businesses offer financial products worldwide including the underwriting of stocks and bonds, trading services for investors and the tailoring of solutions for companies’ financial requirements.

Products and Services

The Global Markets business combines the sales, trading and structuring of a wide range of financial markets’ products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, and securitized products. Coverage of institutional clients is provided by the Institutional Client Group, while Research provides analysis of markets, products and trading strategies for clients.

Corporate Finance offers mergers and acquisitions (M&A) services as well as debt and equity advisory and origination. Regional, industry-focused teams are responsible for the delivery of the entire range of financial products and services to our corporate clients.

All our trading activities are covered by our risk management procedures and controls which are described in detail in the Risk Report.

Distribution Channels and Marketing

As part of Strategy 2020, we are re-focusing and rationalising our client coverage model so as to keep clients at the core of our business. We are exiting client relationships where returns are too low or risks are too high while also strengthening our client on-boarding and KYC procedures.

We have made the following significant capital expenditures or divestitures since January 1, 2013:

In June 2015, Markit Ltd., a provider of financial information services, conducted a secondary public offering. As part of this offering, Markit also re-purchased own shares from a number of selling shareholders including Deutsche Bank. We offered and sold approximately 4 million of the 5.8 million shares (2.7%) it held in Markit.

In December 2014, we completed the sale of 75 % of a U.S.$ 2.5 billion portfolio of U.S. special situation commercial real estate loans to a fund managed by the Texas Pacific Group. Deutsche Bank retains a 25 % stake in the portfolio and continues to originate and acquire new loans in the US special situations commercial real estate market.

In June 2014, Markit Ltd. initiated its listing on NASDAQ Stock Market via a sale of shares from existing shareholders. As part of this listing, we offered and sold 5.8 million of the 11.6 million shares (5.7%) it held in Markit.

Deutsche Bank	1 – Management Report	34
Annual Report 2015

Private & Business Clients Corporate Division

Corporate Division Overview

PBC operates under a single retail banking business model across Europe and selected Asian markets. PBC serves retail and affluent clients as well as small and medium sized business clients.

The PBC Corporate Division comprises three business units under one strategic steering:

—	Private & Commercial Banking, which comprises all of PBC’s activities in Germany under the Deutsche Bank brand;
—	Advisory Banking International, which covers PBC’s activities in Europe (outside Germany) and Asia including our stake in and partnership with Hua Xia Bank Co. Ltd.; and
—	Postbank, which contains the major core business activities of Deutsche Postbank AG as well as BHW and norisbank.

The Private & Commercial Banking business unit focuses on private and commercial clients in Germany and offers an integrated commercial banking coverage model for small and medium sized corporate clients. This enables us to further capture opportunities from small and medium sized business clients by improving PBC’s client proximity and cross-divisional collaboration leveraging the expertise of Deutsche Bank Group.

In Advisory Banking International we operate in five major European banking markets: Italy, Spain, Poland, Belgium and Portugal. In Asia, India is our core market. In India, PBC operates a branch network of seventeen branches supported by a mobile sales force. Further, in Asia we currently hold a 19.99 % stake in Hua Xia Bank Co. Ltd. which we have agreed to sell.

Postbank continues to operate with its own brands, providing financial services for retail and corporate customers primarily in Germany.

We have made the following significant capital expenditures or divestitures since January 1, 2013:

On December 28, 2015, we announced the agreement to sell its entire 19.99 % stake in Hua Xia Bank Co. Ltd. to PICC Property and Casualty Company Limited for a consideration of RMB 23.0 billion to 25.7 billion subject to final price adjustment at closing (approximately € 3.2 billion to € 3.7 billion, based on December 2015 exchange rates). The completion of the transaction is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

On April 22, 2015, we signed an agreement to purchase an additional 5.9 million (2.7%) of the Postbank shares, thereby increasing the Deutsche Bank’s ownership stake from 94.1 % to 96.8%. On April 27, 2015 Deutsche Bank requested Postbank to prepare a squeeze-out of the minority shareholders pursuant to Section 327a et seq. of the German Stock Corporation Act. In the squeeze-out request to Postbank on July 7, 2015, the amount of cash compensation was set at € 35.05 per Postbank share. After a clearance preceding in front of the Higher District Court Cologne the squeeze-out was entered into the commercial register on December 21, 2015. At settlement on December 30, 2015, We acquired the remaining 3.2 % shares for a total of € 245 million and now owns directly and indirectly 100 % of the shares. Postbank’s shares have been de-listed from all stock exchanges between December 21, 2015 and January 13, 2016.

In October 2014, we contributed ownership of the real estate of 90 retail banking branches in Italy to a closed-end institutional real estate fund, “Italian Banking Fund (IBF)”, managed by Hines Italy SGR. The contributed real estate had a total value of € 134 million and will mostly be leased back for a period of at least 12 years.

In May 2014, we completed the sale of a 20.2 % stake in Deutsche Herold AG to Zürich Beteiligungs AG, a subsidiary of Zurich Insurance Group AG. We acquired the 20.2 % stake from a third party immediately ahead of selling it to Zurich. 15.2 % of the disposal to Zurich was based on a share purchase agreement that was entered into by Deutsche Bank and Zurich in 2001. The remaining 5.0 % stake was sold due to Zurich exercising a call option.

35	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Products and Services

PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.

We offer investment and insurance, mortgages, business products, consumer finance, payments, cards & accounts, deposits and mid-cap related products provided by other divisions as part of our mid-cap joint venture within Deutsche Bank, as well as postal services and non-bank products in Postbank.

Our investment products cover the full range of brokerage products (equities, bonds), mutual/closed-end funds (single- and multi-assets), structured products as well as discretionary portfolio management and securities custody services. In addition we provide life and non-life insurance products as well as corporate pension schemes to our clients.

We offer standard to complex mortgage solutions and our mortgage product portfolio is complemented by publicly subsidized mortgages, mortgage brokerage and mortgage-related insurance. Our business products focus on managing transactions, risk and liquidity for our clients. In commercial banking and international services we optimize cash flow and market volatility for our clients and support their business expansions. In addition our loan product offering consists of personal instalment loans, credit lines and overdrafts as well as point of sale (POS) business.

Our payments, cards and account products include domestic, international and SEPA payments, debit, credit and prepaid cards as well as current accounts for private and business clients. Our deposits portfolio consists of sight deposits, term deposits and savings.

Our lending businesses are subject to our credit risk management processes. Please see the “Credit Risk Management” and “Credit Risk Exposure” sections in the Risk Report.

Distribution Channels and Marketing

In following a client-centric banking approach, we seek to optimize the interaction with our customers as well as the accessibility and availability of our services. PBC uses a broad multi-channel approach to serve its customers and distribute financial solutions depending on local strategic positioning and business model.

—	Branches: Within our branches, we generally offer our entire range of products and advice.
—	Financial Agents: In most countries, we additionally market our retail banking products and services through self-employed financial agents.
—	Customer Contact Centers: Our Customer Contact Centers provide clients with remote services (i.e., account information, securities brokerage) supported by automated systems.
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

Moreover, we foster country-specific distribution and cooperation arrangements. In Germany, we maintain cooperation partnerships with companies such as DP DHL (Postbank cooperation) and Deutsche Vermögensberatung AG (DVAG). With DVAG, we distribute our mutual funds and other banking products through DVAG’s independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of product suppliers. These include an agreement with Zurich Financial Services for insurance products, and product partnerships with twelve preferred fund companies for the active distribution of selected investment products.

To achieve a strong brand position internationally, we market our services consistently throughout the countries we consider to be part of our strategic focus.

Deutsche Bank	1 – Management Report	36
Annual Report 2015

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

We have made the following significant capital expenditures or divestitures since January 1, 2013:

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

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

Corporate Division Overview

With € 1.1 trillion of invested assets as of December 31, 2015, Deutsche AWM is one of the world’s leading investment organizations. Deutsche AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional active, passive and alternative investments across all major asset classes. Deutsche AWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth (UHNW) individuals and family offices.

Products and Services

Deutsche AWM’s investment capabilities span both active and passive strategies and a diverse array of asset classes including equities, fixed income, real estate, infrastructure, private equity and hedge funds. The division also offers customized wealth management solutions and private banking services, including lending and discretionary portfolio management.

37	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

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

Non-Core Operations Unit Corporate Division

In the second half of 2012, Non-Core Operations Unit (NCOU) was established as the fifth pillar of our business structure. Its aim was to help the Bank reduce risks associated with capital-intensive assets that are not core to the strategy, thereby reducing capital demand. As set out in our previous strategy announcements, our objectives in setting up the NCOU were to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

Pursuant to our recent Strategy 2020 announcements, NCOU’s aim is to reduce leverage and risk-weighted assets with an ambition to materially unwind the remaining positions by end of December 2016, such that residual risk-weighted assets at that time will be less than € 10 billion in aggregate. In carrying out this mandate, the NCOU will look to exit the remaining positions having less favorable capital and risk return profiles, thereby enabling us to strengthen our fully loaded Common Equity Tier 1 ratio.

The NCOU manages assets with a value of approximately € 27 billion and a fully loaded RWA equivalent of € 34 billion, as of December 31, 2015.

The NCOU’s portfolio includes activities that are non-core to our strategy going forward; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. In addition, certain liabilities were also assigned to the NCOU following similar criteria to those used for asset selection, e.g. liabilities of businesses in run-off or for sale, legacy bond issuance formats and various other short-dated liabilities, linked to assigned assets.

In RWA terms the majority of NCOU’s assets now relate to legacy CB&S assets, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. NCOU’s portfolio also includes legacy PBC assets such as selected European residential mortgages and consumer assets as well as other financial investments no longer deemed strategic for Postbank. The assets previously managed in the former Group Division Corporate Investments relate to our global principal investment activities which now primarily consist of a stake in the port operator Maher Terminals.

We have made the following significant divestitures since January 1, 2013:

In April 2015, we reached an agreement to sell the Fairview Container Terminal in Port of Prince Rupert, Canada (a segment of Maher Terminals) to DP World (a Dubai-based marine terminal operator) for CAD 580 million, subject to regulatory approvals. All regulatory approvals have in the meantime been obtained and we have successfully completed the sale

On December 19, 2014, we closed the sale of Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, to Blackstone Real Estate Partners VII for U.S.$ 1.73 billion, subject to closing purchase price adjustments.

In March 2014, we completed the sale of BHF-BANK to Kleinwort Benson Group and RHJ International for a total consideration of € 347 million primarily in cash (€ 316 million) and the remainder in the form of new shares in RHJ International issued at par value. These shares have also subsequently been sold.

Deutsche Bank	1 – Management Report	38
Annual Report 2015

In December 2013, our subsidiary Deutsche Postbank AG completed the sale of an approximately £ 1.4 billion UK commercial real estate loan portfolio to GE Capital Real Estate.

In June 2013, our subsidiary PB Capital Corporation completed the sale of an approximately U.S.$ 3.7 billion commercial real estate loan portfolio to San Francisco based Union Bank, N.A., an indirect subsidiary of Mitsubishi UFJ Financial Group, Inc.

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

Infrastructure and Regional Management

The infrastructure functions perform control and service functions and, in particular, tasks relating to Group-wide, supra-divisional resource-planning, steering and control as well as to risk, liquidity and capital management.

The infrastructure functions are organized in the following areas of responsibility:

—	Co-Chairmen: Communications, CSR, Group Audit, Corporate Strategy, Research and Group Incident & Investigation Management
—	Chief Financial Officer: Group Finance, Group Tax, Group Treasury, Investor Relations and Group M&A
—	Chief Risk Officer: Functions managing Credit Risk, Operational Risk, Market Risk, Liquidity Risk, Strategic Risk, Enterprise Risk and Corporate Insurance
—	Chief Regulatory Officer: Group Regulatory Affairs, Group Structuring, Public Affairs, Compliance, Anti-Financial Crime
—	Chief Administrative Officer: Legal, Global Corporate Governance and Human Resources
—	Chief Operating Officer and Information Officer: Group Technology and Operations, Corporate Services, Digital Transformation and responsible for Chief Information Office and Group Data Management

Regional Management has the task to protect the Group’s integrity and reputation and to coordinate and align local activity and strategic development across the Group’s businesses, infrastructure and legal entities.

All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to our five corporate divisions.

Significant Capital Expenditures and Divestitures

Information on each Corporate Division’s significant capital expenditures and divestitures from the last three financial years has been included in the above descriptions of the Corporate Divisions.

Since January 1, 2015, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company’s shares.

39	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Condensed Consolidated Statement of Income

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Net interest income	15,881	14,272	14,834	1,610	11	(562)	(4)

Provision for credit losses	956	1,134	2,065	(178)	(16)	(931)	(45)

Net interest income after provision for credit losses	14,925	13,138	12,769	1,788	14	369	3

Commissions and fee income[1]	12,765	12,409	12,308	356	3	101	1

Net gains (losses) on financial assets/liabilities at fair value through profit or loss[1]	3,842	4,299	3,817	(457)	(11)	481	13

Net gains (losses) on financial assets available for sale	203	242	394	(39)	(16)	(152)	(39)

Net income (loss) from equity method investments	164	619	369	(455)	(73)	251	68

Other income (loss)	669	108	193	561	N/M	(85)	(44)

Total noninterest income	17,644	17,677	17,082	(33)	(0)	596	3

Total net revenues[2]	32,569	30,815	29,850	1,754	6	965	3

Compensation and benefits	13,293	12,512	12,329	781	6	183	1

General and administrative expenses	18,632	14,654	15,126	3,977	27	(472)	(3)

Policyholder benefits and claims	256	289	460	(32)	(11)	(172)	(37)

Impairment of goodwill and other intangible assets	5,776	111	79	5,665	N/M	33	42

Restructuring activities	710	133	399	577	N/M	(267)	(67)

Total noninterest expenses	38,667	27,699	28,394	10,968	40	(695)	(2)

Income (loss) before income taxes	(6,097)	3,116	1,457	(9,213)	N/M	1,660	114

Income tax expense	675	1,425	775	(750)	(53)	650	84

Net income (loss)	(6,772)	1,691	681	(8,463)	N/M	1,010	148

Net income attributable to noncontrolling interests	21	28	15	(6)	(23)	13	83

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	(6,794)	1,663	666	(8,457)	N/M	997	150

Note: Prior periods have been restated.

N/M – Not meaningful

[1]	For further detail please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of this report.
[2]	After provision for credit losses.

Deutsche Bank	1 – Management Report	40
Annual Report 2015

Net Interest Income

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Total interest and similar income	25,967	25,001	25,601	966	4	(600)	(2)

Total interest expenses	10,086	10,729	10,768	(643)	(6)	(39)	(0)

Net interest income	15,881	14,272	14,834	1,610	11	(562)	(4)

Average interest-earning assets[1]	1,031,827	1,040,908	1,136,662	(9,080)	(1)	(95,754)	(8)

Average interest-bearing liabilities[1]	814,541	851,714	979,245	(37,172)	(4)	(127,531)	(13)

Gross interest yield[2]	2.52%	2.40%	2.25%	0.12 ppt	5	0.15 ppt	7

Gross interest rate paid[3]	1.24%	1.26%	1.10%	(0.02) ppt	(2)	0.16 ppt	15

Net interest spread[4]	1.28%	1.14%	1.15%	0.14 ppt	12	(0.01) ppt	(1)

Net interest margin[5]	1.54%	1.37%	1.31%	0.17 ppt	12	0.06 ppt	5

ppt – Percentage points

[1]	Average balances for each year are calculated in general based upon month-end balances.
[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5]	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

2015

The increase in net interest income in 2015 of € 1.6 billion, or 11%, to € 15.9 billion compared to € 14.3 billion in 2014, was primarily driven by higher interest income on trading assets in CB&S, mainly driven by strong client activity and increased client balances. Also contributing to the increase were favorable foreign exchange movements and organic growth in Deutsche AWM. Overall, the net interest spread increased by 14 basis points and the net interest margin improved by 17 basis points primarily driven by lower interest related volume, an increase in interest income and a decrease in interest expenses in 2015 as compared to prior year.

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

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %

CB&S – Sales & Trading (equity)	870	1,066	1,120	(196)	(18)	(54)	(5)

CB&S – Sales & Trading (debt and other products)	3,654	2,487	2,548	1,167	47	(61)	(2)

Non-Core Operations Unit	(552)	(663)	(374)	111	(17)	(289)	77

Other	(130)	1,408	523	(1,538)	N/M	886	169

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,842	4,299	3,817	(457)	(11)	482	13

Note: Prior periods have been restated.

2015

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 457 million to € 3.8 billion for the full year 2015. The main driver for this was an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 1.5 billion in the category Other. Contributing factors were losses on long swap exposure in CB&S due to unfavorable interest rate and foreign exchange movement partly offset by an increase of € 1.2 billion in Sales and Trading (debt and other products) mainly reflecting increased market volatility primarily in the first quarter 2015 resulting in new client and deal flow.

41	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

2014

Net gains on financial assets/liabilities at fair value through profit or loss increased by € 482 million to € 4.3 billion for the full year 2014. The main driver for this was an increase of € 886 million in Other, mainly reflecting mark to market gains from interest rate movements in CB&S which was partly offset by an increase in net losses on financial assets/liabilities at fair value through profit or loss of € 289 million in NCOU, which included a loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector in 2014.

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

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Net interest income	15,881	14,272	14,834	1,610	11	(562)	(4)

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,842	4,299	3,817	(457)	(11)	481	13

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,723	18,570	18,651	1,153	6	(81)	(0)

Breakdown by Corporate Division/product: [1]

Sales & Trading (equity)	2,502	2,302	2,111	200	9	191	9
Sales & Trading (debt and other products)	7,909	6,591	5,976	1,318	20	615	10
Total Sales & Trading	10,411	8,893	8,087	1,518	17	806	10

Loan products [2]	623	688	587	(65)	(9)	101	17

Remaining products [3]	(440)	(62)	69	(378)	N/M	(131)	N/M

Corporate Banking & Securities	10,594	9,519	8,743	1,074	11	776	9

Private & Business Clients	5,837	5,893	5,817	(56)	(1)	75	1

Global Transaction Banking	2,133	2,205	1,940	(73)	(3)	265	14

Deutsche Asset & Wealth Management	1,615	1,500	1,550	115	8	(50)	(3)

Non-Core Operations Unit	(631)	(612)	176	(19)	3	(788)	N/M

Consolidation & Adjustments	176	65	423	112	174	(359)	(85)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,723	18,570	18,651	1,153	6	(81)	(0)

Note: Prior periods have been restated.

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

Corporate Banking & Securities (CB&S)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 10.6 billion in 2015, an increase of € 1.1 billion, or 11%, compared to 2014. In Sales & Trading (debt and other products), revenues were significantly higher due to favorable foreign exchange movements and a strong first half of the year. The higher revenues in Sales and Trading (debt and other products) were partly offset by three valuation adjustment items totalling a loss of € 187 million including a loss of € 146 million relating to a refinement in calculation

Deutsche Bank	1 – Management Report	42
Annual Report 2015

of IFRS Credit Valuation Adjustments (CVA), a Funding Valuation Adjustment (FVA) loss of € 143 million (including a loss of € 26 million relating to a calculation refinement) and a mark to market gain of € 102 million relating to RWA mitigation efforts on CVA. The increase in Sales & Trading (equity) net revenues was primarily driven by increased client balances in Prime Finance. Equity Derivatives revenues were significantly lower, due to lower client activity and a challenging risk management environment in the second half of the year.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 9.5 billion in 2014, an increase of € 776 million, or 9%, compared to 2013. In Sales & Trading (debt and other products), the main drivers for the increase were higher revenues in RMBS after having been impacted by de-risking activity and challenging market conditions in 2013, mark-to-market gains in relation to RWA mitigation efforts arising on CVA compared to a loss in 2013, and higher revenues in Credit Solutions due to increased financing. The increase in Sales & Trading (equity) in 2014 was primarily driven by client financing balances in Prime Finance and favorable trading conditions in Equity Derivatives. Revenue from Loan products also increased in the year reflecting investment in the Commercial Real Estate business. These revenue increases were partly offset by a decrease in Remaining products, mainly due to a Debt Valuation Adjustment (DVA) loss of € 126 million (full year 2013: a loss of € 21 million).

Private & Business Clients (PBC)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 5.8 billion in 2015, a decrease of € 56 million, compared to 2014. The decrease was mainly driven by transaction related effects relating to PBC’s stake in Hua Xia Bank Co. Ltd. This was partly offset by an extraordinary dividend payment received subsequent to an investee’s sales transaction. Also contributing to the development was the ongoing challenging interest rate environment in 2015.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 5.9 billion in 2014, increased by € 75 million, compared to 2013, including the positive impact of a subsequent gain related to a business sale closed in a prior period. Despite this effect, net interest income was impacted by a continued challenging interest rate environment in Europe.

Global Transaction Banking (GTB)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.1 billion in 2015, a decrease of € 73 million, or 3%, compared to 2014, primarily driven by persistent low interest rates, heightened geopolitical headwinds and strong market competition.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 2.2 billion in 2014, an increase of € 265 million, or 14%, compared to 2013. The increase was primarily driven by a change of our hedging instruments to manage the interest rate risk which increases our revenues at fair value through profit or loss but is offset in other revenues. Overall, net interest income remained under pressure due to the low interest rate environment.

Deutsche Asset & Wealth Management (Deutsche AWM)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.6 billion in 2015, an increase of € 115 million, or 8%, compared to 2014. Higher net interest revenues were driven by favorable foreign exchange rate movements, increased lending volume and reduced funding costs. This increase was partly offset by an unfavorable change in the fair value of guarantees.

43	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.5 billion in 2014, a decrease of € 50 million, or 3%, compared to 2013. Higher net interest revenues in lending, deposits and alternatives were more than offset by an unfavorable change in the fair value of guarantees and negative effects from mark-to-market movements on policyholder positions in Abbey Life.

Non-Core Operations Unit (NCOU)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 631 million in 2015, an increase of € 19 million, compared to 2014. The main driver of the development was lower net interest revenues due to asset reductions in NCOU as a result of our de-risking strategy partly offset by the absence of a one-time loss in 2014 related to the Special Commodities Group from our exposure to traded products in the U.S.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a net loss of € 612 million in 2014. This was a decrease of € 788 million, compared to 2013. The main driver of the decrease was lower net interest revenues due to asset reductions in NCOU as a result of our de-risking strategy. Fair value losses continued to have a negative impact on revenues and included a one-time loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector during the first quarter 2014.

Consolidation & Adjustments (C&A)

2015

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was € 176 million in 2015 versus € 65 million in 2014, an increase of € 112 million. This increase was primarily due to a positive impact from FVA on internal uncollateralized derivatives.

2014

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was a positive € 65 million in 2014, compared with a gain of € 423 million in 2013. This decrease was largely driven by negative effects from timing differences from different accounting methods used for management reporting and IFRS. This was partially offset by higher income from our capital account, largely resulting from the capital increase in 2014.

Provision for Credit Losses

2015

Provision for credit losses in 2015 was € 956 million, down by € 178 million, or 16 % versus 2014 driven by significant reductions in NCOU in relation to IAS 39 reclassified assets and real estate exposures as well as in PBC due to sales of non-performing loans, the favorable credit environment in Germany and the stabilizing economic conditions in southern Europe. These reductions were partly offset by increases in CB&S caused by the Shipping and Leveraged Finance portfolios.

2014

Provision for credit losses in 2014 was € 1.1 billion, down by € 931 million, or 45 % versus 2013 reflecting material reductions in all businesses. Reduction in NCOU was driven by decreased provision for credit losses in IAS 39 reclassified assets and commercial real estate assets. Our Core Bank benefited from increased releases and a non-recurrence of large single name bookings.

Deutsche Bank	1 – Management Report	44
Annual Report 2015

Remaining Noninterest Income

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Commissions and fee income[1]	12,765	12,409	12,308	356	3	101	1

Net gains (losses) on financial assets available for sale	203	242	394	(39)	(16)	(152)	(39)

Net income (loss) from equity method investments	164	619	369	(455)	(73)	251	68

Other income (loss)	669	108	193	561	N/M	(85)	(44)

Total remaining noninterest income	13,802	13,379	13,264	423	3	115	1

[1] includes:

Commissions and fees from fiduciary activities:

Commissions for administration	432	404	435	28	7	(31)	(7)

Commissions for assets under management	3,666	3,057	2,963	609	20	94	3

Commissions for other securities business	382	283	247	99	35	36	14

Total	4,480	3,745	3,645	735	20	100	3

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:

Underwriting and advisory fees	2,388	2,545	2,378	(157)	(6)	167	7

Brokerage fees	1,746	1,488	1,542	258	17	(54)	(3)

Total	4,134	4,033	3,920	101	3	113	3

Fees for other customer services	4,151	4,632	4,742	(480)	(10)	(111)	(2)

Total commissions and fee income	12,765	12,409	12,308	356	3	101	1

N/M – Not meaningful

Commissions and fee income

2015

Total Commissions and fee income increased from € 12.4 billion in 2014 by € 356 million to € 12.8 billion in 2015. Fees for assets under management increased due to a strong operating performance of our businesses reflecting a favorable market, impact from net asset inflows and performance fees in Active Asset Management. This was partially offset by a decrease in Fees for other customer services, including a decline in PBC due to a new contract with Deutsche Post DHL and a decline in underwriting and advisory fees.

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

Net gains (losses) on financial assets available for sale

2015

Net gains on financial assets available for sale were € 203 million in 2015 compared to € 242 million in 2014. The decline in 2015 mainly resulted from prior year period gain related to a business sale as well as gains from securities sales in DB Bauspar.

2014

Net gains on financial assets available for sale were € 242 million in 2014 compared to € 394 million in 2013. The decline in 2014 mainly resulted from de-risking activities related to the NCOU.

45	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Net income (loss) from equity method investments

2015

Net gains from equity investments decreased from € 619 million in 2014 to € 164 million in 2015 primarily due to valuation effects in 2015 relating to Hua Xia Bank.

2014

Net gains from equity investments increased from € 369 million in 2013 to € 619 million in 2014. The drivers for this positive effect were prior year impairments in NCOU and an increased equity pick up related to the investment in Hua Xia Bank.

Other income (loss)

2015

Other income increased from € 108 million in 2014 to € 669 million in 2015. The increase in 2015 was primarily driven by asset sales related to accelerated de-risking in NCOU.

2014

Other income declined from € 193 million in 2013 to € 108 million in 2014. The decline in 2014 was primarily related to the restructuring of the debt financing of Maher Terminals, which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income in NCOU.

Noninterest Expenses

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Compensation and benefits	13,293	12,512	12,329	781	6	183	1

General and administrative expenses [1]	18,632	14,654	15,126	3,977	27	(472)	(3)

Policyholder benefits and claims	256	289	460	(32)	(11)	(172)	(37)

Impairment of goodwill and other intangible assets	5,776	111	79	5,665	N/M	33	42

Restructuring activities	710	133	399	577	N/M	(266)	(67)

Total noninterest expenses	38,667	27,699	28,394	10,968	40	(695)	(2)

N/M – Not meaningful
[1] includes:
	2015	2014	2013	in € m.	in %	in € m.	in %
IT costs	3,664	3,333	3,074	331	10	259	8

Occupancy, furniture and equipment expenses	1,944	1,978	2,073	(34)	(2)	(95)	(5)

Professional service fees [2]	2,283	2,029	1,772	255	13	256	14

Communication and data services [2]	807	725	706	82	11	18	3

Travel and representation expenses [2]	505	521	516	(16)	(3)	5	1

Banking and transaction charges [2]	598	660	743	(62)	(9)	(83)	(11)

Marketing expenses [2]	294	293	294	2	1	(1)	(0)

Consolidated investments	406	811	797	(405)	(50)	14	2

Other expenses [2,3]	8,129	4,305	5,151	3,824	89	(847)	(16)

Total general and administrative expenses	18,632	14,654	15,126	3,977	27	(472)	(3)

[2]	In 2015, prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[3]	Included litigation related expenses of € 5.2 billion in 2015, € 1.6 billion for litigation and € 0.4 billion for loan processing fees of PBC in 2014 and € 3.0 billion for litigation in 2013.

Deutsche Bank	1 – Management Report	46
Annual Report 2015

Compensation and benefits

2015

Compensation and benefits increased by € 781 million, or 6%, to € 13.3 billion in 2015 compared to € 12.5 billion in 2014 which primarily reflects unfavorable foreign exchange developments.

2014

Compensation and benefits increased by € 183 million, or 1%, to € 12.5 billion in 2014 compared to € 12.3 billion in 2013. This primarily reflects higher fixed compensation costs to comply with regulatory requirements, driven significantly by CB&S, as well as strategic hires in our business and control functions. This increase was partly offset by positive effects from the ongoing implementation of the OpEx program across our Core businesses.

General and administrative expenses

2015

General and administrative expenses increased by € 4.0 billion, or 27%, to € 18.6 billion in 2015 compared to € 14.7 billion in 2014. The increase was primarily driven by higher litigation costs of € 5.2 billion compared to € 1.6 billion of litigation for the Group and € 0.4 billion for loan processing fees in PBC in 2014, unfavorable foreign exchange rate effects, higher software amortizations and impairments as well as significant higher charges for bank levies. These effects were partly offset by lower costs due to the disposal of assets in NCOU in 2014 and other cost reductions.

2014

General and administrative expenses decreased by € 472 million, or 3%, to € 14.7 billion in 2014 compared to € 15.1 billion in 2013. The decrease was primarily driven by lower litigation costs of € 1.6 billion of litigation and € 0.4 billion for loan processing fees in PBC compared to € 3.0 billion in 2013 as well as savings from the OpEx program. The decrease was partly offset by higher expenses from regulatory requirements and investments in our Core businesses.

Policyholder benefits and claims

2015

Policyholder benefits and claims decreased by € 32 million from € 289 million in 2014 to € 256 million in 2015 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges were offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

2014

Policyholder benefits and claims decreased by € 172 million from € 460 million in 2013 to € 289 million in 2014 and were solely driven by insurance-related charges regarding the Abbey Life business. These charges are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

47	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Impairment of goodwill and other intangible assets

2015

The impairment charges on goodwill and other intangible assets of € 5.8 billion were attributable to € 3.6 billion (thereof € 2.8 billion impaiment of goodwill and € 0.8 billion other intangible assets) in PBC and € 2.2 billion in CB&S. The charge represents a full impairment of goodwill in CB&S and PBC and a partial impairment of other intangible assets in PBC. Impairments largely were due to expected higher regulatory capital requirements and disposals within PBC, as discussed further under the discussions of our individual corporate divisions below.

2014

In 2014, the impairment charges on goodwill and other intangibles of € 111 million were mainly attributable to a € 194 million impairment to our Maher Terminal investment, with a partial offset from a write-up on Scudder of € 84 million.

Restructuring

2015

Restructuring expenses amounted to € 710 million in 2015 compared to € 133 million in 2014. The increase was driven by € 616 million for the implementation of our Strategy 2020 introduced in 2015, partly offset by the lower spending for our OpEx program which was completed as planned in 2015.

2014

Restructuring expenses from our OpEx program decreased by € 266 million, or 67%, to € 133 million in 2014 compared to € 399 million in 2013.

Income Tax Expense

2015

Income tax expense was € 675 million (2014: € 1.4 billion). The effective tax rate of negative 11% (2014: 46%) was mainly impacted by significant non-tax deductible impairments of goodwill and litigation charges.

2014

Income tax expense was € 1.4 billion (2013: € 775 million). The effective tax rate of 46% (2013: 53%) was mainly impacted by non-tax deductible litigation charges and income taxes of prior periods which were partially offset by changes in the recognition and measurement of deferred taxes.

Deutsche Bank	1 – Management Report	48
Annual Report 2015

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

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2015. Segment results were prepared in accordance with our management reporting systems.

	2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	14,219	8,911	4,616	5,408	401	33,556	(30)	33,525

Provision for credit losses	265	501	127	9	54	955	1	956

Compensation and benefits	3,739	2,847	679	1,605	94	8,964	4,329	13,293
General and administrative expenses	9,932	4,664	2,368	2,286	2,986	22,236	(3,604)	18,632
Policyholder benefits and claims	0	0	0	256	0	256	0	256
Impairment of goodwill and other intangible assets	2,168	3,603	0	6	0	5,776	0	5,776
Restructuring activities	124	587	3	(4)	(1)	710	0	710
Total noninterest expenses	15,963	11,700	3,050	4,149	3,079	37,942	724	38,667

Noncontrolling interests	26	1	0	(0)	1	27	(27)	0

Income (loss) before income taxes	(2,035)	(3,291)	1,439	1,250	(2,732)	(5,368)	(729)	(6,097)

Cost/income ratio	112%	131%	66%	77%	N/M	113%	N/M	115%

Assets[2]	1,145,004	257,121	99,953	89,001	27,172	0	10,880	1,629,130

Expenditures for additions to long-lived assets	1	113	1	2	(0)	116	643	758

Risk-weighted assets[3]	195,096	80,016	52,062	23,795	34,463	385,431	11,283	396,714

Average active equity	30,948	15,099	7,607	8,023	6,674	68,351	7	68,359

Post-tax return on average tangible shareholders’ equity	(5) %	(18) %	14%	30%	N/M	(6) %	N/M	(12) %

Pre-tax return on average active equity	(7) %	(22) %	19%	16%	N/M	(8) %	N/M	(9) %

Post-tax return on average active equity[4]	(4) %	(14) %	12%	10%	N/M	(5) %	N/M	(10) %

[1] Includes:

Net interest income	6,382	5,968	2,038	1,288	(79)	15,597	285	15,881

Net income (loss) from equity method investments	64	40	4	34	20	162	3	164

[2] Includes:

Equity method investments	524	21	53	182	166	945	68	1,013

N/M – Not meaningful
[3]	Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded since January 1, 2014.
[4]	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was (11%) for the year ended December 31, 2015. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2015.

49	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

	2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	13,629	9,565	4,119	4,704	172	32,189	(240)	31,949

Provision for credit losses	103	622	156	(7)	259	1,133	1	1,134

Compensation and benefits	3,712	2,863	634	1,398	107	8,714	3,798	12,512
General and administrative expenses	6,769	4,880	2,166	2,090	2,508	18,413	(3,759)	14,654
Policyholder benefits and claims	0	0	0	289	0	289	0	289
Impairment of goodwill and other intangible assets	0	0	0	(83)	194	111	0	111
Restructuring activities	112	9	10	(3)	4	133	0	133
Total noninterest expenses	10,593	7,753	2,811	3,691	2,813	27,660	39	27,699

Noncontrolling interests	25	1	0	4	(2)	28	(28)	0

Income (loss) before income taxes	2,909	1,189	1,152	1,016	(2,899)	3,367	(251)	3,116

Cost/income ratio	78%	81%	68%	78%	N/M	86%	N/M	87%

Assets[2]	1,213,612	258,381	106,252	81,132	38,853	1,698,230	10,474	1,708,703

Expenditures for additions to long-lived assets	0	108	0	1	0	109	517	626

Risk-weighted assets[3]	175,575	79,571	43,265	16,597	58,524	373,532	20,437	393,969

Average active equity	25,445	14,853	6,033	6,532	7,762	60,624	0	60,624

Post-tax return on average tangible shareholders’ equity	9%	7%	15%	36%	N/M	5%	N/M	4%

Pre-tax return on average active equity	11%	8%	19%	16%	N/M	6%	N/M	5%

Post-tax return on average active equity[4]	7%	5%	12%	10%	N/M	4%	N/M	3%

[1] Includes:

Net interest income	5,338	5,818	1,849	1,047	51	14,103	168	14,272

Net income (loss) from equity method investments	128	431	3	22	34	617	2	619

[2] Includes:

Equity method investments	521	3,154	50	163	170	4,058	85	4,143

Note: Prior periods have been restated.

N/M – Not meaningful

[3]    Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded since January 1, 2014.

[4]    The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 46 % for the year ended December 31, 2014. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 35 % for the year ended December 31, 2014.

Deutsche Bank	1 – Management Report	50
Annual Report 2015

	2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	13,400	9,395	4,025	4,718	896	32,434	(519)	31,915

Provision for credit losses	189	719	315	23	818	2,064	0	2,065

Compensation and benefits	3,591	2,955	614	1,291	234	8,685	3,644	12,329
General and administrative expenses	6,583	4,329	1,932	1,997	3,299	18,139	(3,013)	15,126
Policyholder benefits and claims	0	0	0	460	0	460	0	460
Impairment of goodwill and other intangible assets	0	7	57	14	0	79	0	79
Restructuring activities	130	22	54	170	25	399	0	399
Total noninterest expenses	10,303	7,312	2,657	3,932	3,558	27,763	631	28,394

Noncontrolling interests	16	0	0	1	(3)	15	(15)	0

Income (loss) before income taxes	2,891	1,363	1,053	762	(3,478)	2,592	(1,136)	1,457

Cost/income ratio	77%	78%	66%	83%	N/M	86%	N/M	89%

Assets[2]	1,102,007	265,360	97,240	72,613	63,810	0	10,371	1,611,400

Expenditures for additions to long-lived assets	12	176	9	7	0	203	539	742

Risk-weighted assets[3]	114,729	73,001	36,811	12,553	52,443	289,537	10,832	300,369

Average active equity	20,161	13,976	5,136	5,864	10,296	55,434	0	55,434

Post-tax return on average tangible shareholders’ equity	13%	9%	17%	43%	N/M	4%	N/M	2%

Pre-tax return on average active equity	14%	10%	21%	13%	N/M	5%	N/M	3%

Post-tax return on average active equity[4]	10%	7%	14%	9%	N/M	3%	N/M	1%

[1] Includes:

Net interest income	5,284	5,814	1,886	971	550	14,505	328	14,834

Net income (loss) from equity method investments	78	375	3	18	(106)	368	1	369

[2] Includes:

Equity method investments	628	2,563	48	143	171	3,554	28	3,581

Note: Prior periods have been restated. N/M – Not meaningful
[3]	Risk-weighted assets and capital ratios are based upon Basel 2.5.
[4]	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 53 % for the year ended December 31, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 32 % for the year ended December 31, 2013.

51	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Corporate Divisions

Corporate Banking & Securities Corporate Division

				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %

Net revenues:

Sales & Trading (debt and other products)	7,391	6,747	6,709	644	10	37	1

Sales & Trading (equity)	3,091	2,917	2,719	174	6	197	7

Origination (debt)	1,449	1,522	1,557	(73)	(5)	(36)	(2)

Origination (equity)	658	761	732	(103)	(14)	29	4

Advisory	586	578	478	8	1	100	21

Loan products	1,094	1,189	1,222	(96)	(8)	(33)	(3)

Other products	(50)	(84)	(18)	34	(41)	(66)	N/M

Total net revenues	14,219	13,629	13,400	589	4	229	2

Provision for credit losses	265	103	189	162	158	(87)	(46)

Compensation and benefits	3,739	3,712	3,591	28	1	121	3

General and administrative expenses	9,932	6,769	6,583	3,163	47	186	3

Policyholder benefits and claims	0	0	0	0	N/M	0	N/M

Impairment of goodwill and other intangible assets	2,168	0	0	2,168	N/M	0	N/M

Restructuring activities	124	112	130	12	11	(17)	(13)

Total noninterest expenses	15,963	10,593	10,303	5,371	51	289	3

Noncontrolling interests	26	25	16	0	1	9	57

Income (loss) before income taxes	(2,035)	2,909	2,891	(4,944)	N/M	17	1

Cost/income ratio	112%	78%	77%	N/M	35 ppt	N/M	1 ppt

Assets[1]	1,145,004	1,213,612	1,102,007	(68,608)	(6)	111,605	10

Risk-weighted assets[2]	195,096	175,575	114,729	19,521	11	60,846	53

Average active equity [3]	30,948	25,445	20,161	5,503	22	5,284	26

Pre-tax return on average active equity	(7)%	11%	14%	N/M	(18) ppt	N/M	(3) ppt

N/M – Not meaningful

[1]   Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.

[2]   Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

[3]   See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2015

CB&S reported solid revenues in full year 2015 driven by favorable movements in foreign exchange rates and a strong first half of the year. In the second half of the year revenues were impacted by reduced client activity and a challenging market environment.

Full year 2015 net revenues were € 14.2 billion, an increase of € 589 million, or 4 % from € 13.6 billion in 2014.

Sales & Trading (debt and other products) net revenues were € 7.4 billion, an increase of € 644 million, or 10%. Revenues in Foreign Exchange were significantly higher driven by increased market volatility and strong client activity. Revenues in Core Rates were significantly higher driven by strong performance in Europe and North America. Flow Credit revenues were significantly higher reflecting improved market conditions in North America and Europe. Emerging Market revenues were higher despite challenging markets and our exit from Russia, reflecting strong performance in Latin America. Revenues in RMBS were significantly lower reflecting challenging market conditions. Credit Solutions revenues were lower driven by lower client activity and a weaker market environment particularly in APAC. Global Liquidity Management and Distressed Products revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 187 million. First, a mark-to-market gain of € 102 million (full year 2014: a gain of € 7 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a loss of € 146 million (full year 2014: loss of € 58 million) relating to a refinement in the calculation of IFRS CVA. Third, a Funding Valuation Adjustment (FVA) loss of € 143 million (full year 2014: a loss of € 122 million) including a negative impact of € 26 million due to a calculation refinement.

Deutsche Bank	1 – Management Report	52
Annual Report 2015

Sales & Trading (equity) net revenues were € 3.1 billion, an increase of € 174 million, or 6%. Prime Finance revenues were significantly higher driven by increased client balances. Equity Derivatives revenues were significantly lower, reflecting lower client activity and a challenging risk management environment in the second half of the year. Equity Trading revenues were in line with the prior year.

Origination and Advisory net revenues were € 2.7 billion for the full year 2015, a decrease of € 168 million, or 6 % reflecting a decline in market share and lower risk appetite. Revenues in Equity Origination were lower, reflecting a lower fee pool in the second half of the year. Debt Origination and Advisory revenues were in line with the prior year.

Loan products net revenues were € 1.1 billion for the full year 2015, a decrease from the prior year (€ 1.2 billion).

Net revenues from Other products were a loss of € 50 million (2014: a loss of € 84). Net revenues from Other products included a gain of € 48 million (full year 2014: a loss of € 126 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provisions for credit losses, CB&S recorded a net charge of € 265 million (2014: net charge of €103 million), driven by increased provisions taken in the Shipping and Leveraged Finance portfolios.

Noninterest expenses increased by € 5.4 billion or 51 % compared to full year 2014. The increase was due to goodwill impairment charges, higher litigation costs, adverse foreign exchange movements and regulatory required expenditures.

Income before income taxes was a loss of € 2.0 billion, compared to a gain of € 2.9 billion in the prior year, driven by goodwill impairment of € 2.2 billion and higher litigation charges of € 2.8 billion partly offset by higher revenues.

2014

CB&S reported solid revenues in full year 2014 despite a challenging market environment with low market volatility and client activity in the first half of the year. In the second half of 2014 volatility increased and CB&S saw stronger revenue momentum across the franchise.

Full year 2014 net revenues were € 13.6 billion, an increase of € 229 million, or 2 % from € 13.4 billion in 2013.

Sales & Trading (debt and other products) net revenues were € 6.7 billion, in line with the prior year. Revenues in RMBS were significantly higher, reflecting de-risking activity and a challenging market environment in 2013. Revenues in Distressed Products were higher driven by strong performance in Europe. Revenues in Flow Credit were significantly lower than the prior year driven by weaker performance in North America. Core Rates revenues were significantly lower than the prior year driven by FVA losses due to market movements and a calculation refinement, coupled with weaker performance in APAC and Europe. Foreign Exchange, Global Liquidity Management and Credit Solutions revenues were in line with the prior year. Sales & Trading (debt and other products) net revenues included three valuation adjustment items totalling a loss of € 173 million. First, a mark-to-market gain of € 7 million (full year 2013: a loss of € 240 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a loss of € 58 million (full year 2013: nil) relating to a refinement in the calculation of IFRS CVA. Third, a Funding Valuation Adjustment (FVA) loss of € 122 million (full year 2013: a gain of € 67 million) including a negative impact of € 51 million due to a calculation refinement.

Sales & Trading (equity) net revenues were € 2.9 billion, an increase of € 197 million, or 7%. Prime Finance revenues were higher driven by increased client balances. Equity Trading revenues and Equity Derivatives revenues were both in line with the prior year.

53	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Origination and Advisory net revenues were € 2.9 billion for the full year 2014, an increase of € 93 million, or 3%. Revenues in Advisory were significantly higher driven by increased fee pool and market share. Revenues in Equity Origination and Debt Origination were both in line with the prior year.

Loan products net revenues were € 1.2 billion for the full year 2014, in line with the prior year (2013: € 1.2 billion).

Net revenues from Other products were a loss of € 84 million, compared to a loss of € 18 million in 2013. Net revenues from Other products included a Debt Valuation Adjustment (DVA) loss of € 126 million (full year 2013: a loss of € 21 million), including a gain of € 37 million related to a refinement in the calculation of IFRS CVA.

In provision for credit losses, CB&S recorded a net charge of € 103 million, a decrease of € 87 million, or 46%, driven by decreased provisions in the Shipping portfolio and a net release of provisions in our Leveraged Finance Portfolio.

Noninterest expenses increased by € 289 million or 3%. The increase was due to regulatory required expenditures, platform enhancements and adverse foreign exchange movements. These more than offset the progress on OpEx cost reduction initiatives and lower litigation costs.

Income before income taxes was € 2.9 billion, in line with the prior year, driven by solid revenue performance and lower litigation costs partly offset by higher regulatory costs and cost-to-achieve (CtA) spend.

Deutsche Bank	1 – Management Report	54
Annual Report 2015

Private & Business Clients Corporate Division
				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Net revenues:

Credit products	3,715	3,423	3,345	292	9	78	2

Deposit products	2,696	2,975	3,009	(279)	(9)	(34)	(1)

Payments, cards & account products	952	982	1,017	(30)	(3)	(35)	(3)

Investment & insurance products	1,392	1,305	1,220	87	7	85	7

Postal and supplementary Postbank Services	247	416	433	(169)	(41)	(17)	(4)

Other products	(91)	463	371	(554)	N/M	92	25

Total net revenues	8,911	9,565	9,395	(654)	(7)	170	2

Provision for credit losses	501	622	719	(121)	(20)	(97)	(13)

Compensation and benefits	2,847	2,863	2,955	(16)	(1)	(92)	(3)
General and administrative expenses	4,664	4,880	4,329	(216)	(4)	551	13
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	3,603	0	7	3,603	N/M	(7)	N/M
Restructuring activities	587	9	22	578	N/M	(12)	(57)
Total noninterest expenses	11,700	7,753	7,312	3,948	51	440	6

Noncontrolling interests	1	1	0	(0)	(17)	0	46

Income (loss) before income taxes	(3,291)	1,189	1,363	(4,480)	N/M	(174)	(13)

Cost/income ratio	131%	81%	78%	N/M	50 ppt	N/M	3 ppt

Assets[1]	257,121	258,381	265,360	(1,260)	(0)	(6,978)	(3)

Risk-weighted assets[2]	80,016	79,571	73,001	445	1	6,570	9

Average active equity[3]	15,099	14,853	13,976	246	2	876	6

Pre-tax return on average active equity	(22)%	8%	10%	N/M	(30) ppt	N/M	(2) ppt

Breakdown of PBC by business[4]

Private & Commercial Banking:

Net revenues	3,794	3,845	3,685	(51)	(1)	159	4

Provision for credit losses	53	79	128	(26)	(33)	(49)	(38)

Noninterest expenses	4,514	3,520	3,234	994	28	287	9

Income before income taxes	(774)	245	323	(1,019)	N/M	(78)	(24)

Advisory Banking International:

Net revenues	1,556	2,100	1,966	(545)	(26)	134	7

Provision for credit losses	229	272	248	(42)	(16)	24	10

Noninterest expenses	1,505	1,250	1,181	255	20	69	6

Income before income taxes	(179)	579	538	(757)	N/M	41	8

Postbank:[5]

Net revenues	3,562	3,620	3,744	(58)	(2)	(124)	(3)

Provision for credit losses	218	271	343	(54)	(20)	(71)	(21)

Noninterest expenses	5,682	2,982	2,898	2,699	90	85	3

Noncontrolling interests	1	1	0	(0)	(13)	0	69

Income before income taxes	(2,338)	365	502	(2,704)	N/M	(137)	(27)

N/M – Not meaningful

[1]   Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.

[2]   Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

[3]   See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[4]   Effective January 1, 2015, PBC has refined its internal cost allocation among the business units Private & Commercial Banking and Advisory Banking International.

[5]   Contains the major core business activities of Postbank AG as well as BHW and norisbank.

55	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Additional information

				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € bn. (unless stated otherwise)	2015	2014	2013	in € bn.	in %	in € bn.	in %
Invested assets[1]	288	291	282	(3)	(1)	9	3

Net new money	(4)	6	(15)	(10)	N/M	21	N/M

N/M – Not meaningful

[1]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

2015

PBC’s business environment remained challenging during 2015. Furthermore PBC’s 2015 results were significantly adversely impacted by three material effects amounting to € 5.0 billion in total. First, the current expectations regarding the disposal of Postbank and the impact of expected higher regulatory capital requirements triggered an impairment of € 2.8 billion of PBC’s entire goodwill and of € 837 million Postbank-related other intangible assets, mainly the Postbank trademark and customer-related intangibles. Second, the agreement to sell the stake in Hua Xia Bank Co. Ltd. combined with the share price development triggered valuation effects and other transaction-related impacts of € 697 million in total. Third, noninterest expenses included € 670 million in provisions for restructuring and severances, mainly related to PBC’s restructuring of its head office and branch network. Excluding these effects, PBC achieved a stable result in 2015.

Net revenues in PBC decreased by € 654 million, or 7%, compared to 2014. This was driven by the aforementioned € 697 million valuation and transaction-related effects relating to PBC’s stake in Hua Xia Bank Co. Ltd. recorded in other product revenues. On the other hand Other product revenues included higher equity pickups from Hua Xia Bank Co. Ltd. as well as a positive effect of € 115 million from an extraordinary dividend payment received subsequent to an investee’s sales transaction. In 2014, Other product revenues included a non-recurring gain as well as gains from securities sales in DB Bauspar. The decline in net revenues from Deposit products of € 279 million, or 9%, compared to 2014 was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 169 million, or 41%, due to a contract alignment with Deutsche Post DHL, partly offset by lower costs related to the same contractual changes. The decrease in net revenues from Payments, cards & account products of € 30 million, or 3%, compared to 2014, was mainly driven by tighter regulations with regard to card fees. These declines were partly compensated by an increase in Credit product revenues of € 292 million, or 9%. This was driven by higher loan volumes, especially in Mortgages and Consumer Finance and a modest overall portfolio margin increase, accompanied by specific effects from successful contract alignments with business partners from Postbank and impacts related to updates of internal funding models in Private & Commercial Banking. Higher net revenues from Investment & insurance products of € 87 million, or 7%, reflected a continuing strong performance in Investment business across PBC’s business units leveraging the positive market momentum.

Provision for credit losses decreased by € 121 million, or 20 % in 2015, reflecting the benefits of selective portfolio sales as well as the quality of PBC’s loan book across PBC’s business units and the ongoing benign economic environment in Germany.

Noninterest expenses increased by € 3.9 billion, significantly impacted by the aforementioned impairment of € 3.6 billion in total of all of PBC’s goodwill and Postbank-related other intangible assets. Further, 2015 included € 587 million provisions for restructuring and € 83 million severance payments, mainly related to PBC’s head office and branch network restructuring and a € 131 million partial write-off of software related to the strategic decisions on the use of the joint IT platform with Postbank. In comparison, noninterest expenses in 2014 included € 400 million charges for loan processing fees triggered by a change in German legal practice as well as € 156 million provisions for severances and restructuring. Beyond that, 2014 also included a positive effect from the disposition of real estate in Europe. Apart from the above mentioned effects, PBC continued to realize incremental savings from efficiency measures in 2015, which were offset by higher expense caused by regulatory requirements and inflationary cost increases (e.g. tariff, pensions, rental cost increases).

Deutsche Bank	1 – Management Report	56
Annual Report 2015

Loss before income taxes was € 3.3 billion in 2015, including the aforementioned charges of € 5.0 billion in 2015. This compares to income before income taxes of € 1.2 billion in 2014 which was affected by the aforementioned € 400 million charges for loan processing fees and € 156 million provision for restructuring and severances.

Invested assets of € 288 billion decreased by € 3 billion compared to December 31, 2014 driven by € 8 billion outflows in deposits. This was partially compensated by € 3 billion inflows in securities combined with € 1 billion in market appreciation.

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

Net revenues in PBC increased by € 170 million, or 2%, compared to 2013. Growth in revenues from Investment & Insurance products of € 85 million, or 7%, reflected net asset inflows and higher transaction levels, mainly in securities. Net revenues from Credit products increased by € 78 million, or 2%, primarily driven by increased loan volumes, especially in German Mortgages. Net revenues from Other products increased by € 92 million, or 25%, mainly reflecting the impacts of a subsequent gain in Private & Commercial Banking related to a business sale closed in a prior period, gains from securities sales in DB Bauspar, as well as growth in the performance of the Hua Xia Bank Co. Ltd. equity investment. This was partly offset by decreased revenues related to Postbank nonoperating activities. Additionally, 2013 was positively impacted by a partial release of loan loss allowances in Postbank, which were reported in Other product revenues as the allowances were recognized prior to consolidation. Net revenues from Payments, Cards & Accounts decreased by € 35 million, or 3%, mainly triggered by changes in regulatory requirements with regard to payment and card fees. Net revenues from Deposits decreased by € 34 million, or 1%, due to the continued challenging interest rate environment in Europe as well as a result of de-leveraging mainly in Postbank. Net revenues from Postal and supplementary Postbank Services declined by € 17 million, or 4%, due to a change in the reporting classification of certain product-related expenses previously reported in other revenues.

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

Noninterest expenses increased by € 440 million, or 6%, compared to 2013. 2014 was significantly impacted by € 400 million of charges relating to loan processing fees following the above-mentioned changes triggered by recent German legal decisions. Additionally, higher infrastructure expenses, mainly caused by regulatory requirements, resulted in cost increases. Offsetting these expense increases in 2014 was the gain from the disposition of real estate in Europe. Noninterest expenses in 2013 also included an item of comparable size which was related to a release of a provision in respect of the Hua Xia Bank Co. Ltd. credit card cooperation. Expenditures for our OpEx and Postbank integration programs decreased by € 42 million, or 8%, in line with the progress of these programs. Additionally, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program.

Income before income taxes decreased by € 174 million, or 13%, compared to 2013, mainly driven by charges for loan processing fees as mentioned above.

Invested assets increased by € 9 billion versus December 31, 2013, due to € 6 billion in net inflows, mainly in securities, and additional market appreciation.

57	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Global Transaction Banking Corporate Division
				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Net revenues:

Trade Finance & Cash Management Corporates	2,750	2,537	2,547	213	8	(10)	(0)

Institutional Cash & Securities Services	1,870	1,587	1,481	284	18	106	7

Other products	(4)	(5)	(2)	1	(20)	(2)	91

Total net revenues	4,616	4,119	4,025	497	12	94	2

Provision for credit losses	127	156	315	(29)	(18)	(159)	(50)

Compensation and benefits	679	634	614	45	7	20	3

General and administrative expenses	2,368	2,166	1,932	201	9	235	12

Policyholder benefits and claims	0	0	0	0	N/M	0	N/M

Impairment of goodwill and other intangible assets	0	0	57	0	N/M	(57)	N/M

Restructuring activities	3	10	54	(7)	(68)	(44)	(81)

Total noninterest expenses	3,050	2,811	2,657	239	9	154	6

Noncontrolling interests	0	0	0	0	N/M	0	N/M

Income (loss) before income taxes	1,439	1,152	1,053	287	25	99	9

Cost/income ratio	66%	68%	66%	N/M	(2) ppt	N/M	2 ppt

Assets[1]	99,953	106,252	97,240	(6,299)	(6)	9,012	9

Risk-weighted assets[2]	52,062	43,265	36,811	8,797	20	6,454	18

Average active equity[3]	7,607	6,033	5,136	1,574	26	897	17

Pre-tax return on average active equity	19%	19%	21%	N/M	(0) ppt	N/M	(1) ppt

N/M – Not meaningful

[1]   Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.

[2]   Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

[3]   See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2015

2015 was characterized by continuously challenging market conditions with persistently low interest rates and even heightened geopolitical risks. The business environment remained highly competitive and was impacted by increased market volatility in certain GTB markets. Despite this environment, GTB managed to realize a strong increase in income before income taxes. This takes into account the effects of movements in foreign exchange rates in 2015, which favorably impacted the revenue contribution from activities denominated in foreign currencies, whereas noninterest expenses were adversely impacted.

Net revenues increased by € 497 million, or 12%, with revenue growth across all regions. Trade Finance benefited specifically from structured as well as flow trade business activities. Revenues in Cash Management for corporate clients were supported by favorable foreign exchange rate movements as well as increased volumes. Revenues in Institutional Cash and Securities Services grew on the back of strong business activity as well as volume growth. 2014 included a gain on sale of registrar services GmbH.

Provision for credit losses decreased by € 29 million, or 18%, primarily driven by lower loan loss provisions related to commercial banking activities in the Netherlands.

Noninterest expenses increased by € 239 million, or 9%, impacted by the foreign exchange rate development, an increase of litigation reserves as well as higher expenses related to regulatory requirements. Cost-to-achieve, mainly related to the OpEx program which was completed as planned in 2015, were at € 62 million compared to € 97 million in prior year period.

As a result, GTB reported the highest income before income taxes since the division was established in 2001. The increase of € 287 million, or 25%, was mainly driven by a very strong revenue development as well as lower provision for credit losses.

Deutsche Bank	1 – Management Report	58
Annual Report 2015

2014

In 2014, net revenues and income before income taxes developed solidly, despite a persistently challenging market environment, as reflected by further cuts to already low interest rates, heightened geopolitical risks and a highly competitive business environment. Noninterest expenses in 2014 and 2013 were impacted by specific items. 2014 contained a litigation-related charge, whereas the performance in 2013 included higher expenses for the turn-around of our commercial banking activities in the Netherlands as well as an impairment of an intangible asset.

Net revenues increased by € 94 million, or 2%, including a gain on the sale of registrar services GmbH in 2014 and the sale of Deutsche Card Services in 2013. While Trade Finance revenues increased due to strong volumes and stabilizing margins especially in Asia Pacific and Europe, Cash Management for corporate clients remained under pressure in the ongoing low interest rate environment. Institutional Cash and Securities Services revenues increased across regions mainly driven by volume growth.

Provision for credit losses decreased by € 159 million, or 50%, primarily related to the non-recurrence of a single client credit event in Trade Finance recorded in 2013.

Noninterest expenses increased by € 154 million, or 6%. As mentioned above, 2014 included a litigation-related charge, while the prior year was impacted by higher expenses related to the implementation of strategic initiatives. This contained higher cost-to-achieve related to the OpEx program for the turn-around in the Netherlands and an impairment of an intangible asset. Excluding those items, noninterest expenses increased due to higher revenue related expenses as well as increased costs to comply with regulatory requirements. Furthermore, investments to enable business growth contributed to the cost increase.

Income before income taxes increased by € 99 million, or 9%, due to lower provision for credit losses following the single client credit event in 2013 as well as higher revenues. This was partly offset by an increased cost base.

Deutsche Asset & Wealth Management Corporate Division

				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Net revenues:

Management Fees and other recurring revenues	3,083	2,551	2,380	532	21	171	7

Performance and transaction fees and other non recurring revenues	777	826	924	(50)	(6)	(97)	(11)

Net Interest revenues	745	607	560	138	23	47	8

Other product revenues	546	429	360	116	27	69	19

Mark-to-market movements on policyholder positions in Abbey Life	258	291	494	(34)	(12)	(202)	(41)

Total net revenues	5,408	4,704	4,718	705	15	(14)	(0)

Provision for credit losses	9	(7)	23	16	N/M	(30)	N/M

Compensation and benefits	1,605	1,398	1,291	206	15	107	8

General and administrative expenses	2,286	2,090	1,997	197	9	93	5

Policyholder benefits and claims	256	289	460	(32)	(11)	(172)	(37)

Impairment of goodwill and other intangible assets	6	(83)	14	89	N/M	(97)	N/M

Restructuring activities	(4)	(3)	170	(0)	13	(173)	N/M

Total noninterest expenses	4,149	3,691	3,932	459	12	(241)	(6)

Noncontrolling interests	(0)	4	1	(4)	N/M	2	N/M

Income (loss) before income taxes	1,250	1,016	762	234	23	254	33

Cost/income ratio	77%	78%	83%	N/M	(2) ppt	N/M	(5) ppt

Assets[1]	89,001	81,132	72,613	7,869	10	8,519	12

Risk-weighted assets[2]	23,795	16,597	12,553	7,198	43	4,045	32

Average active equity[3]	8,023	6,532	5,864	1,492	23	667	11

Pre-tax return on average active equity	16%	16%	13%	N/M	0 ppt	N/M	3 ppt

N/M – Not meaningful

[1]   Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.

[2]   Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014.

[3]   See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

59	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

2015

In 2015, Deutsche AWM continued to grow across products and regions benefitting from higher market levels, increased net new money and resulting higher assets under management relative to the prior period, and the favorable movement in foreign exchange rates, which positively increased recurring revenue streams. Performance continued to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenged deposit revenue margins.

Net revenues for full year 2015 were € 5.4 billion, an increase of € 705 million, or 15%.

Management Fees and other recurring revenues increased by € 532 million, or 21%, due to an increase in the average assets under management driven by positive flows, higher average market levels, and favorable movements in foreign exchange rates. Performance and transaction fees and other non-recurring revenues were down € 50 million, or 6%, following lower performance fees from alternative products in the EMEA region and decreased transactional revenues from wealth management following lower volumes from alternative products across EMEA and APAC. Net interest income increased by € 138 million, or 23%, due to favorable movements in foreign exchange rates, reduced funding costs and increased lending volume. Other product revenues increased by € 116 million, or 27%, mainly due to higher revenues from alternative products offset by a write-down of € 86 million in Active products with regard to HETA exposure. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 34 million, or 12%, largely offset in noninterest expenses.

Provision for credit losses remained at very low levels, while the prior year includes a recovery from a written off exposure in the U.S.

Noninterest expenses were up € 459 million, or 12%, mainly driven by unfavorable movement in foreign exchange rates, prior year reversal of intangible write-downs for Scudder, higher asset under management related costs, and higher compensation costs partly offset by lower costs related to the OpEx program and lower policyholder benefits and claims.

Income before income taxes was € 1.25 billion in 2015, an increase of € 234 million, or 23%, driven by the aforementioned increase in net revenues.

Invested assets in Deutsche AWM were € 1.1 trillion as of December 31, 2015, an increase of € 75 billion, or 7%, mainly driven by foreign currency movements of € 53 billion, inflows of € 24 billion, and market appreciation of € 4 billion, partially offset by divestment and other movements of € 5 billion.

The following table provides a roll-forward of invested assets during 2015, broken down by product type as well as the respective average fee rates earned:

in € bn.	WM Advisory	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2014	263	97	73	162	315	130	1,039

Inflows	54	18	11	85	95	40	301
Outflows	(49)	(22)	(12)	(60)	(109)	(26)	(278)
Net Flows	4	(4)	(1)	25	(15)	14	24
FX impact	13	5	5	7	19	4	53
Market Development	(2)	(1)	2	6	(2)	1	4
Other	0	(4)	(1)	(1)	2	0	(5)

Balance as of December 31, 2015	279	93	77	199	319	148	1,114

Average fee rate (in bps)	43	52	7	49	14	48

Deutsche Bank	1 – Management Report	60
Annual Report 2015

2014

In 2014, Deutsche AWM benefited from higher assets under management following elevated market levels, increased net new money, and the favorable movement in foreign exchange rates, which positively increased recurring revenue streams. Performance continued to be impacted by increased regulatory costs and an ongoing low interest rate environment, which challenged deposit revenue margins. Overall net revenues decreased following lower mark-to-market movements on policyholder positions in Abbey Life, which were offset by lower Policyholder benefits and claims within noninterest expenses.

In Deutsche AWM, net revenues for full year 2014 were € 4.7 billion, a decrease of € 14 million.

Management Fees and other recurring revenues increased by € 171 million, or 7%, due to an increase of average assets under management driven by positive net new money from clients, favorable movement in foreign exchange rates and market appreciation. Performance and transaction fees and other non-recurring revenues were down € 97 million, or 11%, driven by lower performance fees in asset management, and lower transactional revenues from fixed income and foreign exchange products for private clients. Net interest revenues increased by € 47 million, or 8%, due to increased lending volumes, recovery of prior period interest, and improved lending margins. Other product revenues increased by € 69 million, or 19%, partly due to higher revenues from alternatives partially offset by unfavorable change in fair value of guarantees, which were impacted by the fall in long-term interest rates. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 202 million, or 41%, largely offset in noninterest expenses.

Provision for credit losses decreased by € 30 million mainly resulting from lower specific client-related lending provisions and the recovery of prior charges in 2014.

Noninterest expenses were down € 241 million, or 6%, mainly driven by lower policyholder benefits, reversal of intangible write-downs for Scudder, lower costs-to-achieve related to the OpEx program and the positive impact of ongoing OpEx program measures and lower litigation costs. This was partially offset by strategic hiring and one-time effects in compensation to comply with regulatory requirements and pension changes.

Income before income taxes was € 1.0 billion in 2014, an increase of € 254 million compared to 2013. Slightly lower revenue performance was more than offset by decreased provision for credit losses and noninterest expenses.

Invested assets in Deutsche AWM were € 1.0 trillion as of December 31, 2014, an increase of € 116 billion, or 13%, mainly driven by foreign currency movements of € 50 billion, market appreciation of € 43 billion and inflows of € 40 billion.

The following table provides a roll-forward of invested assets during 2014, broken down by product type as well as the respective average fee rates earned:

in € bn.	WM Advisory	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2013	231	79	63	145	294	111	923
Inflows	55	26	11	50	102	34	278
Outflows	(45)	(18)	(7)	(48)	(96)	(23)	(238)
Net Flows	10	9	4	2	6	11	40
FX impact	15	4	5	6	17	3	50
Market Development	5	5	2	10	14	7	43
Other	2	(0)	0	(0)	(16)	(3)	(18)
Balance as of December 31, 2014	263	97	73	163	314	130	1,039
Average fee rate (in bps)	42	56	8	50	16	49

61	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Non-Core Operations Unit Corporate Division
in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %

Net revenues	401	172	896	229	133	(724)	(81)

thereof:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(631)	(612)	176	(19)	3	(788)	N/M

Provision for credit losses	54	259	818	(206)	(79)	(559)	(68)

Compensation and benefits	94	107	234	(13)	(12)	(128)	(54)

General and administrative expenses	2,986	2,508	3,299	478	19	(791)	(24)

Policyholder benefits and claims	0	0	0	0	N/M	0	N/M

Impairment of goodwill and other intangible assets	0	194	0	(194)	N/M	194	N/M

Restructuring activities	(1)	4	25	(6)	N/M	(20)	(83)

Total noninterest expenses	3,079	2,813	3,558	265	9	(745)	(21)

Noncontrolling interests	1	(2)	(3)	3	N/M	1	(24)

Income (loss) before income taxes	(2,732)	(2,899)	(3,478)	167	(6)	579	(17)

Cost/income ratio	N/M	N/M	N/M	N/M	N/M	N/M	N/M

Assets[1]	27,172	38,853	63,810	(11,681)	(30)	(24,957)	(39)

Risk-weighted assets[2]	34,463	58,524	52,443	(24,062)	(41)	6,081	12

Average active equity[3]	6,674	7,762	10,296	(1,088)	(14)	(2,535)	(25)

Pre-tax return on average active equity	(41) %	(37) %	(34) %	N/M	(4) ppt	N/M	(4) ppt

N/M – Not meaningful

[1]   Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.

[2]   Risk-weighted assets and capital ratios are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014

[3]   See Note 4 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2015

During 2015, NCOU has continued to execute its de-risking strategy with specific focus on capital contribution and de-leveraging initiatives. De-risking activity included the sale of Maher Prince Rupert as well as various exposures from legacy banking assets. The IBIT profile improved overall but was impacted by an increase in noninterest expenses, specifically related to the developments in litigation-related provisions. Asset de-risking in 2015 delivered net gains of € 415 million.

Net revenues increased by € 229 million, or 133%, mainly due to specific impacts including € 219 million from a specific litigation recovery and a gain of € 195 million on the sale of Maher Prince Rupert. Lower portfolio revenues following asset sales, including The Cosmopolitan of Las Vegas were partially offset by lower valuation adjustments and mark-to-market impacts. Net revenues in 2014 included mark-to-market losses of € 314 million related to a Maher Terminals debt re-financing and a €151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector.

Provisions for credit losses decreased by € 206 million, or 79%, in comparison to 2014. This reduction was predominantly driven by lower credit losses for IAS 39 reclassified assets which included releases related to real estate exposures.

Deutsche Bank	1 – Management Report	62
Annual Report 2015

Noninterest expenses increased by € 265 million, or 9%, predominately driven by higher litigation-related expenses. Noninterest expenses excluding litigation charges were 40 % lower year-on year, driven by asset sales including The Cosmopolitan of Las Vegas and the non-recurrence of a one-time impairment in the prior year related to Maher Terminals.

The loss before income taxes was € 2.7 billion, an improvement of € 167 million compared to 2014. Higher revenues and lower credit losses were the main drivers, while noninterest expenses were higher with regard to litigation related matters.

2014

In 2014, the focus of NCOU de-risking activity was to progress the disposal of operating assets previously held in the former Corporate Investments division. Sales completed in 2014 included BHF-BANK and The Cosmopolitan of Las Vegas. These were supplemented by the further winding down of legacy banking assets, such as the early termination of some of the credit derivative protection in the monoline portfolio together with the sale of underlying bonds as well as a significant reduction in CRD 4 exposure from the credit correlation portfolio. Asset de-risking in 2014 delivered net gains of € 181 million.

Net revenues for the NCOU in the reporting period decreased by € 724 million, or 81%, to € 172 million. This reflects a lower level of portfolio revenues in line with the asset reductions achieved and lower de-risking gains partially offset by lower valuation adjustments in the period. In 2014 specific items included € 314 million of accumulated mark-to-market loss on a swap transaction relating to the restructuring of the debt financing of Maher Terminals which resulted in a reclassification of the cumulative mark-to-market loss from other comprehensive income to other income and a € 151 million loss related to the Special Commodities Group from our exposure to traded products in the U.S. power sector. Net revenues in 2013 included a € 183 million loss related to the sale of BHF-BANK, € 171 million negative effect from the first-time application of Funding Valuation Adjustment (FVA) and mortgage repurchase costs of € 122 million.

Provisions for credit losses decreased by € 559 million, or 68%, in comparison to 2013, driven by a decrease in provisions for credit losses in IAS 39 reclassified and commercial real estate assets.

Noninterest expenses decreased by € 745 million, or 21%, in comparison to 2013, predominately due to lower litigation-related expenses. Direct costs also decreased by € 327 million, or 21 % driven by the sale of BHF-BANK in the year as well as other de-risking measures. This was offset by a specific impairment charge of € 194 million taken against our investment in Maher Terminals in 2014.

The loss before income taxes was € 2.9 billion, an improvement of € 579 million compared to the prior year. Lower revenues and lower credit losses reflect the progress of de-risking, while noninterest expenses were lower but continued to be impacted by the timing and nature of specific items.

63	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Consolidation & Adjustments
				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Net revenues[1]	(30)	(240)	(519)	210	(87)	279	(54)
Provision for credit losses	1	1	0	0	18	0	38
Compensation and benefits	4,329	3,798	3,644	531	14	154	4
General and administrative expenses	(3,604)	(3,759)	(3,013)	155	(4)	(746)	25
Policyholder benefits and claims	0	0	0	0	N/M	0	N/M
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	0	(0)	0	0	N/M	(0)	N/M
Total noninterest expenses	724	39	631	686	N/M	(593)	(94)
Noncontrolling interests	(27)	(28)	(15)	1	(4)	(13)	82
Income (loss) before income taxes	(729)	(251)	(1,136)	(478)	190	884	(78)
Assets[2]	10,880	10,474	10,371	407	4	102	1
Risk-weighted assets[3]	11,283	20,437	10,832	(9,154)	(45)	9,606	89
Average active equity[4]	7	0	0	7	N/M	0	N/M

N/M – Not meaningful

[1]   Net interest income and noninterest income.

[2]   Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.

[3]   Risk-weighted assets are based upon Basel 2.5 rules through December 31, 2013 and upon CRR/CRD 4 fully-loaded since January 1, 2014. Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group’s pension schemes. The decrease of risk-weighted assets in 2013 was primarily driven by the de-risking initiatives in our pension assets.

[4]   Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in Note 4 “Business Segments and Related Information”.

2015

In 2015, C&A net revenues of negative € 30 million included negative € 146 million in valuation and timing differences driven by a narrowing of our own credit spread, and a narrowing of the basis spread between EUR/USD, as well as an impact from a change in valuation methodology for debt held at fair value. Revenues also included negative € 130 million resulting from the Postbank squeeze out. These negative effects were partly offset by a positive € 72 million from FVA on internal uncollateralized intercompany derivatives.

Noninterest expenses of € 724 million were mainly driven by € 358 million litigation costs related to infrastructure functions as well as € 68 million costs associated with the deconsolidation of Postbank including a related real estate transfer tax. Noninterest expenses also include a € 54 million provision for compensation related costs.

Loss before income taxes was at € 729 million in 2015 compared to a loss of € 251 million in 2014. The development was primarily driven by the litigation costs related to infrastructure functions.

2014

In 2014, C&A net revenues of negative € 240 million included negative € 172 million in valuation and timing differences, compared to negative € 249 million in 2013 as volatility in USD/EUR cross-currency basis spreads was down and effect from own credit spread decreased. Revenues also included a € 66 million loss from FVA on internal uncollateralized intercompany derivatives.

Noninterest expenses of € 39 million declined by 94 % compared to prior year mainly due to a € 528 million non-recurring major litigation charge in 2013.

Loss before income taxes at € 251 million compared to a loss of € 1.1 billion in 2013. The development was primarily driven by the non-recurrence of the aforementioned major litigation item.

Deutsche Bank	1 – Management Report	64
Annual Report 2015

Financial Position

			2015 increase (decrease) from 2014
in € m.	Dec 31, 2015	Dec 31, 2014	in € m.	in %
Cash and central bank balances[1]	96,940	74,482	22,458	30
Interbank balances (w/o central banks)[1]	12,842	9,090	3,752	41
Central bank funds sold, securities purchased under resale agreements and securities borrowed	56,013	43,630	12,383	28
Trading assets	196,035	195,681	354	0
Positive market values from derivative financial instruments	515,594	629,958	(114,364)	(18)
Financial assets designated at fair value through profit or loss	109,253	117,285	(8,033)	(7)
thereof:
Securities purchased under resale agreements	51,073	60,473	(9,400)	(16)
Securities borrowed	21,489	20,404	1,085	5
Loans	427,749	405,612	22,137	5
Brokerage and securities related receivables	94,939	115,054	(20,115)	(17)
Remaining assets	119,765	117,911	1,854	2
Total assets	1,629,130	1,708,703	(79,573)	(5)
Deposits	566,974	532,931	34,043	6
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	13,073	13,226	(153)	(1)
Trading liabilities	52,304	41,843	10,461	25
Negative market values from derivative financial instruments	494,076	610,202	(116,126)	(19)
Financial liabilities designated at fair value through profit or loss	44,852	37,131	7,721	21
thereof:
Securities sold under repurchase agreements	31,637	21,053	10,585	50
Securities loaned	554	1,189	(635)	(53)
Other short-term borrowings	28,010	42,931	(14,921)	(35)
Long-term debt	160,016	144,837	15,179	10
Brokerage and securities related payables	134,637	143,210	(8,574)	(6)
Remaining liabilities	67,564	69,170	(1,605)	(2)
Total liabilities	1,561,506	1,635,481	(73,975)	(5)
Total equity	67,624	73,223	(5,599)	(8)
[1]

In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

Movements in Assets

Total assets decreased by € 80 billion (or 5%) compared to December 31, 2014. This movement included an increase of € 86 billion due to foreign exchange rate movements mainly driven by the depreciation of the euro against all other major currencies during the period, of which € 71 billion was related to the significant strengthening of the U.S. dollar versus the euro. These effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section. Assuming the period-end exchange rates for the euro had not changed, we would have reduced our balance sheet by € 165 billion over the period.

The primary driver of the net decrease during the period was a € 114 billion decrease in positive market values from derivative financial instruments during the period (€ 142 billion net of foreign exchange rate movements). This decrease particularly for interest rate products was primarily related to market movements including rising swap spreads as well as the Bank’s focus on deleveraging programs.

Brokerage and securities related receivables were down by € 20 billion, mainly due to a decrease in receivables from pending settlements to record low levels as a result of reduced trading activities towards the end of the year.

To align our financial reporting with regulatory reporting requirements, we have changed our presentation of cash and due from banks, now allowing for a separate reporting of cash and central bank balances versus interbank balances. The split for prior periods was restated accordingly. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information. During the year 2015, cash and central bank balances increased by € 22 billion, largely driven by increased deposits held with central

65	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

banks in selected jurisdictions. These increases supported an increase in our overall group liquidity stress test position, and enabled us to satisfy local liquidity requirements for certain EU entities following the implementation of the EU Liquidity Coverage Ratio.

Loans increased by € 22 billion, with more than half of the increase relating to foreign exchange rate movements. Exposure increases in CB&S Structured Finance, Deutsche AWM and PBC were partly being offset by managed reductions in NCOU.

Financial assets available for sale (reported as part of Remaining Assets) increased by € 9 billion mainly driven by increases in highly liquid securities held in the Group’s Strategic Liquidity Reserve. These increases are the result of the Group’s ongoing optimization of its liquidity reserves.

Movements in Liabilities

As of December 31, 2015, total liabilities decreased by € 74 billion (or 5%) compared to year-end 2014. Similar to total assets, foreign exchange rate movements during the period had a significant offsetting impact which is already embedded in the overall movements in liabilities as discussed in this section.

Negative market values from derivative financial instruments and brokerage and securities related payables decreased by € 116 billion (€ 143 billion net of foreign exchange rate movements) and € 9 billion, respectively, primarily due to the same factors as the movements in positive market values from derivative financial instruments and brokerage and securities related receivables as discussed above.

Other short-term borrowings decreased by € 15 billion, mainly from reductions in our funding through Financing Vehicles, and, to a lesser extent, in GTB.

These decreases were partially offset by the following movements:

Deposits increased by € 34 billion, primarily in our funding through transaction banking, largely related to increased current account deposits stemming from clearing activities, as well as in retail and unsecured wholesale funding. Almost half of the increase was related to foreign exchange rate movements.

Long-term debt increased by € 15 billion, primarily driven by higher funding activities which exceeded the amount of debt that matured during the period as well as foreign exchange rate movements.

Trading liabilities increased by € 10 billion, with more than half of the increase relating to equity securities, primarily in our Prime Finance business, and the remainder to debt securities.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, increased by € 10 billion in total, largely impacted by higher secured funding of highly liquid inventory.

Liquidity

Liquidity reserves amounted to € 215 billion as of December 31, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of December 31, 2015 (under the combined scenario).

Deutsche Bank	1 – Management Report	66
Annual Report 2015

Equity

Total Equity as of December 31, 2015 decreased by € 5.6 billion. The main factors contributing to this development were a net loss attributable to Deutsche Bank shareholders and additional equity components of € 6.8 billion, cash dividends paid to Deutsche Bank shareholders of € 1.0 billion, unrealized net losses on financial assets available for sale of € 291 million, which mainly resulted from lower market prices of debt securities from European issuers as well as coupons paid on additional equity components of € 228 million net of tax. Partly offsetting was a positive effect from exchange rate changes of € 2.0 billion (especially in the U.S. dollar).

Regulatory Capital

Our CET 1 capital according to CRR/CRD 4 as of December 31, 2015 was € 52.4 billion, compared to € 60.1 billion as of December 31, 2014. Mainly due to the decreased CET 1 capital the CRR/CRD 4 CET 1 capital ratio as of December 31, 2015 decreased to 13.2 % compared to 15.2 % as of December 31, 2014. Risk-weighted assets according to CRR/CRD 4 changed only slightly to € 397.4 billion as of December 31, 2015, compared to € 396.6 billion as of December 31, 2014.

Our fully loaded CRR/CRD 4 CET 1 capital as of December 31, 2015 amounted to € 44.1 billion resulting in a fully loaded CRR/CRD 4 CET 1 capital ratio of 11.1%, with corresponding amounts of € 46.1 billion and 11.7 % in 2014. Fully loaded CRR/CRD 4 RWA were € 396.7 billion as of December 31, 2015, compared to € 394.0 billion as of December 31, 2014. For details of the development please refer to “Management Report: Risk and Capital Performance: Capital and Leverage Ratio”.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of December 31, 2015 and December 31, 2014 the carrying value of reclassified assets was € 4.4 billion and € 7.4 billion, respectively, compared with a fair value of € 4.3 billion and € 7.4 billion as of December 31, 2015 and December 31, 2014, respectively. These assets are held in the NCOU.

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

67	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

The ratings in the tables below are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings. The table reflects the migration of balances from non investment-grade to investment-grade following the acquisition of Radian Asset Assurance Inc by Assured Guaranty Corp during 2015.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
Other subprime	97	24	(5)	19	95	30	(7)	23
Alt-A	400	97	(12)	85	1,405	423	(61)	361

Total AA Monolines	497	121	(17)	104	1,500	452	(68)	384

Other Monoline exposure	Dec 31, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA

AA Monolines:
TPS-CLO	1,288	332	(64)	268	1,269	254	(43)	210
CMBS	378	0	0	0	712	(2)	0	(2)
Corporate single name/Corporate CDO	0	0	0	0	0	0	0	0
Student loans	360	52	(14)	38	322	44	(9)	35
Other	749	84	(29)	55	506	72	(14)	59

Total AA Monolines	2,775	468	(107)	361	2,810	368	(66)	302

Non investment-grade Monolines:
TPS-CLO	23	5	(2)	3	329	77	(16)	61
CMBS	1,443	(1)	0	(1)	1,476	(2)	0	(2)
Corporate single name/Corporate CDO	24	4	(1)	3	28	5	0	5
Student loans	746	84	(14)	70	679	66	(9)	57
Other	502	97	(31)	66	774	136	(50)	86

Total Non investment-grade Monolines	2,738	189	(48)	141	3,285	282	(75)	207

Total	5,513	657	(155)	502	6,095	650	(141)	509

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2015 and December 31, 2014, there was no exposure on wrapped bonds related to U.S. residential mortgages and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 23 million and € 22 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

The total Credit Valuation Adjustment held against monoline insurers as of December 31, 2015 was € 172 million. The reduction in the overall monoline CVA reserve versus December 31, 2014, is driven by the reduced exposure as a result of derisking activity completed during the period.

Deutsche Bank	1 – Management Report	68
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

69	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Portion of page intentionally left blank for SEC filing purposes]

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2015.

Contractual obligations	Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations [1]	177,953	29,250	58,927	34,190	55,585
Trust preferred securities [1]	8,516	1,459	5,148	624	1,285
Long-term financial liabilities designated at fair value through profit or loss [2]	9,071	2,084	2,721	740	3,526
Finance lease obligations	97	6	13	8	70
Operating lease obligations	5,170	773	1,325	1,073	1,999
Purchase obligations	2,012	502	866	487	157
Long-term deposits [1]	28,139	0	10,842	4,537	12,761
Other long-term liabilities	6,365	1,473	821	1,087	2,983
Total	237,322	35,548	80,662	42,746	78,366
[1]	Includes interest payments.
[2]	Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 91 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 24 “Leases”, Note 28 “Deposits” and Note 32 “Long-Term Debt and Trust Preferred Securities”.

Events after the Reporting Period

On February 23, 2016 we announced the successful completion of the tender offer to repurchase up to € 3 billion of five Euro-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to € 1.27 billion. In addition, on February 29, 2016 we announced the initial results of the tender offer to repurchase up to U.S.$ 2 billion of eight U.S. dollar-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to U.S.$ 740 million. We expect to record a positive income in the first quarter of 2016 related to these transactions of approximately € 55 million.

Deutsche Bank	1 – Management Report	70
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

71	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	72
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

73	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	74
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

75	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	76
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

77	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	78
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

Risk Report

Introduction – 80
81	Risk and Capital Overview
Key Risk Metric – 81
Overall Risk Assessment – 82
Risk Profile – 83
85	Risk and Capital Framework
Risk Management Principles and Governance – 85
Risk Governance – 86
Risk Culture – 90
Risk Appetite and Capacity – 91
Risk and Capital Plan – 92
Stress testing – 93
Recovery and Resolution Planning – 95
96	Risk and Capital Management
Risk Identification and Assessment – 97
Credit Risk Management – 98
Market Risk Management – 105
Operational Risk – 112
Liquidity Risk Management – 117
Business (Strategic) Risk Management – 122
Reputational Risk Management – 122
Model Risk Management – 122
Compliance Risk Management – 123
Insurance Specific Risk – 124
Risk Concentration and Risk Diversification – 124
125	Risk and Capital Performance
Capital and Leverage Ratio – 125
Credit Risk Exposure – 138
Equity Exposure – 159
Asset Quality – 159
Trading Market Risk Exposures – 169
Nontrading Market Risk Exposures – 174
Operational Risk Exposure – 175
Liquidity Risk Exposure – 177

Deutsche Bank	1 – Management Report	80
Annual Report 2015

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

Disclosures according to Pillar 3 of the Basel 3 Capital Framework

Most disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards are published in our re-established additional Pillar 3 report, which can be found on our webpage. In cases where disclosures in this Risk Report also support Pillar 3 disclosure requirements these are highlighted by references from the Pillar 3 Report into the Risk Report.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”) was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we adhered to the disclosure recommendations in this Risk Report and also partly in our re-established additional Pillar 3 Report.

81	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Overview	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (SNLP) as high level metrics are fully integrated across strategic planning, risk appetite framework, stress testing, and recovery & resolution planning practices, which are reviewed and approved by our Management Board at least annually. Apart from Internal Capital Adequacy Ratio and Total Economic Capital, the following ratios and metrics are based on the fully loaded CRR/CRD 4 rules.

Common Equity Tier 1 Ratio 2015: 11.1% 2014: 11.7%	Total Risk-Weighted Assets 2015: € 396.7 billion 2014: € 394.0 billion

Internal Capital Adequacy Ratio 2015: 146% 2014: 174%	Total Economic Capital 2015: € 38.4 billion 2014: € 31.9 billion

Leverage Ratio 2015: 3.5% 2014: 3.5%	Leverage Exposure 2015: € 1,395 billion 2014: € 1,445 billion

Liquidity Coverage Ratio 2015: 119% 2014[1]: 119%

Stressed Net Liquidity Position 2015: € 46 billion 2014: € 24 billion

[1]	Calculated in accordance with the Basel 3 specification.

For further details please refer to sections “Risk Appetite and Capacity, Recovery and Resolution Planning, Stress Testing, Risk Profile, Internal Capital Adequacy Assessment Process, Capital Instruments, Development of Regulatory Capital, Development of Risk-Weighted Assets, Leverage Ratio, Liquidity Coverage Ratio, Liquidity Buffer, Stress Testing and Scenario Analysis, and High Quality Liquidity Assets”.

Deutsche Bank	1 – Management Report	82
Annual Report 2015

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (counterparty risk, industry risk, country risk and product risk), market risk (trading, non-trading and traded default risk), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation. Please refer to section "Risk and Capital Management" for detailed information on the management of our material risks.

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

Current portfolio-wide risks on which we continue to focus include: the economic slowdown and financial market volatility in China and potential contagion to other economies, the impact of the ongoing slump in oil prices on key producing countries and related industries and the potential increases in interest rates by the U.S. Federal Reserve Bank, which could drive further capital outflows from Emerging Markets. In addition, global geopolitical risks remain elevated and have intensified in recent months.

Our credit exposure from the Oil & Gas sector accounts for less than 2 % of our total main credit exposure and approximately € 16 billion, of which gross loans account for € 5 billion and irrevocable lending commitments account for € 8 billion. In our view we do not have over-sized concentrations in Emerging Markets countries. Our China credit portfolio is mainly with systemically important local Financial Institutions, financially strong state-owned, privately owned corporates and subsidiaries of Multinational Companies. More information is included in “Credit Risk Exposure” section.

The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters. Information about risk and capital positions for our portfolios can be found in the “Risk and Capital Performance” section.

Consistent with prior years, the year 2015 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of Risk and Capital Management throughout 2015 was on maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization. This approach is reflected across the different risk metrics summarized below.

83	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Overview	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (economic capital) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Dec 31, 2015	Dec 31, 2014	in € m.	in %
Credit risk	13,685	12,885	799	6

Market risk	17,436	14,852	2,583	17
Trading market risk	4,557	4,955	(397)	(8)
Nontrading market risk	12,878	9,898	2,981	30

Operational risk	10,243	7,598	2,644	35

Business risk	5,931	3,084	2,846	92

Diversification benefit [1]	(8,852)	(6,554)	(2,297)	35

Total economic capital usage	38,442	31,866	6,576	21

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of December 31, 2015, our economic capital usage amounted to € 38.4 billion, which was € 6.6 billion, or 21%, above the € 31.9 billion economic capital usage as of December 31, 2014. The higher overall risk position was mainly driven by a higher loss profile for strategic risk and operational risk, methodology enhancements in nontrading market risk and internal model recalibration in credit risk.

The economic capital usage for credit risk increased to € 13.7 billion as of December 31, 2015, € 799 million or 6 % higher compared to year-end 2014. This change mainly reflects increases from the internal model recalibration.

The economic capital usage for trading market risk decreased by € 397 million and was mainly driven by reductions in the credit spread and foreign exchange components. Nontrading market risk economic capital usage increased by € 3.0 billion or 30 % to € 12.9 billion as of December 31, 2015. The increase is mainly driven by methodology enhancements with regards to capturing credit spread risk of securities held as liquidity reserve, participation and equity compensation risk as well as an increased structural foreign exchange risk exposure mostly due to appreciation of the US dollar against the Euro.

The operational risk economic capital usage totaled € 10.2 billion as of December 31, 2015, which is € 2.6 billion or 35 % higher compared to year-end 2014. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, and a tax risk component. The business risk increased by € 2.8 billion to € 5.9 billion as of December 31, 2015. This increase reflected a higher economic capital usage for the strategic risk component driven by a combination of planned restructuring costs and conservative earnings expectations for 2016.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 2.3 billion, or 35%, as of December 31, 2015, due to an increase in economic capital usage before diversification and a methodology update in the first quarter 2015.

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Deutsche Bank	1 – Management Report	84
Annual Report 2015

Risk profile of our business divisions as measured by economic capital and risk-weighted assets

	Dec 31, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total in %
Credit Risk	6,634	3,724	2,076	456	777	18	13,685	36

Market Risk	5,722	4,264	203	2,248	695	4,303	17,436	45

Operational Risk	6,778	871	1,077	1,054	463	0	10,243	27

Business Risk	5,662	0	7	1	261	0	5,931	15

Diversification Benefit [1]	(5,691)	(1,314)	(622)	(714)	(377)	(133)	(8,852)	(23)

Total EC in € m.	19,105	7,544	2,741	3,045	1,819	4,188	38,442	100

in %	50	20	7	8	5	11	100	N/M

Risk-weighted assets [2]	195,096	80,016	52,062	23,795	34,463	11,283	396,714	N/M

N/M - Not meaningful

1	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).
2	Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.

	Dec 31, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total in € m.	Total in %
Credit Risk	5,799	3,547	2,302	323	868	46	12,885	40

Market Risk	5,153	3,200	185	1,987	1,308	3,020	14,852	47

Operational Risk	3,569	1,088	150	722	2,070	0	7,598	24

Business Risk	2,581	0	4	1	499	0	3,084	10

Diversification Benefit [1]	(3,441)	(1,095)	(262)	(611)	(1,087)	(59)	(6,554)	(21)

Total EC in € m.	13,661	6,740	2,379	2,420	3,658	3,008	31,866	100

in %	43	21	7	8	11	9	100	N/M

Risk-weighted assets [2]	175,575	79,571	43,265	16,597	58,524	20,437	393,969	N/M

N/M - Not meaningful

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).
[2]

Risk-weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded. Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of December 31, 2015.

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. The share of the operational risk in CB&S’ risk profile has increased significantly over the last year reflecting a higher loss profile in the industry, internal losses as well as a change in the allocation methodology within the Group. The remainder of CB&S’ risk profile is derived from strategic risk component of the business risk in light of the less optimistic earnings outlook for 2016.

Private & Business Clients’ (PBC) risk profile comprises credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. The increase in PBC’s overall risk profile over 2015 was mainly driven by methodology update for investment risk (primarily related to Hua Xia Bank Co. Ltd.) as well as higher credit spread risk.

Global Transaction Banking’s (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business and operational risk. The relatively low market risk mainly results from modeling of client deposits.

The main risk driver of Deutsche Asset & Wealth Management’s (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM’s advisory and commission focused business attracts primarily operational risk. The increased economic capital usage over 2015 was mainly driven by a higher non-trading market risk from increased credit spread and default risk in guaranteed funds’ portfolio composition as well as an increased share from group operational risk capital based on the change in the divisional allocation methodology within the AMA model.

                    G

85	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Framework	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations primarily comprising credit and market risks targeted where possible for accelerated de-risking. The share of the operational risk in NCOU’s risk profile has decreased significantly over the last year reflecting a change in the allocation methodology within the Group.

Consolidation & Adjustments mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The increase in nontrading market risk compared to 2014 was mainly driven a higher structural foreign exchange risk and a methodology change for equity compensation risk.

Risk and Capital Framework

Risk Management Principles and Governance

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

—   We operate a Three Lines of Defense (“3LoD”) risk management model. The 1st Line of Defense (“1st LoD”) are all the business divisions and service providing infrastructure areas (Group Technology Operations and Corporate Services) who are the "owners" of the risks. The 2nd Line of Defense (“2nd LoD”) are all the independent risk and control infrastructure functions. The 3rd Line of Defense (“3rd LoD”) is Group Audit, which assures the effectiveness of our controls. The 3LoD model and the underlying design principles apply to all levels of the organization, i.e., group-level, regions, countries, branches and legal entities. All 3LoD are independent of one another and accountable for maintaining structures that ensure adherence to the design principles at all levels.

—   Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Risk Appetite and Strategic and Capital Plan in order to align risk, capital and performance targets.

—   Cross-risk analysis reviews are conducted across the Group to validate that sound risk management practices and a holistic awareness of risk exist.

—   All material risk types are managed via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk, model risk and compliance risk. Modeling and measurement approaches for quantifying risk and capital demand are implemented across the material risk types. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk. For more details, refer to section “Risk and Capital Management” for the management process of our material risks.

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

—   Resolution planning is closely supervised by our resolution authority, the Single Resolution Board (“SRB”). It provides a strategy to manage Deutsche Bank in case of default. It is designed to prevent the need for tax payer bailout and strengthen financial stability by the continuation of critical services delivered to the wider economy.

Deutsche Bank	1 – Management Report	86
Annual Report 2015

Risk Governance

Our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as our primary supervisors to monitor our compliance with the German Banking Act and other applicable laws and regulations as well as the CRR/CRD 4 framework and respective implementations into German law.

European banking regulators assess our capacity to assume risk in several ways, which are described in more detail in the section “Regulatory Capital” of this report.

Several layers of management provide cohesive risk governance:

—   The Supervisory Board is informed regularly and – as necessary – on special developments in our risk situation, risk management and risk controlling, as well as on our reputation and material litigation cases. It has formed various committees to handle specific tasks.

—   At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, business, compliance, model, operational as well as litigation and reputational risks. It also reports on credit risk strategy, credit portfolios, loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy.

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

—   The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other stakeholders. The Management Board is responsible for establishing a proper business organization, encompassing an appropriate and effective risk management. In agreement with the Supervisory Board and with the aim to ensure an effective governance of resources and risk, the Management Board has established the Capital and Risk Committee (“CaR”), the Risk Executive Committee (“Risk ExCo”),the Non-Financial Risk Executive Committee (“NFR ExCo”), and the Group Reputational Risk Committee (“GRRC”) whose roles are described in more detail below. In the fourth quarter of 2015, the Management Board streamlined the number of directly established committees. Hence, a revised committee governance structure is being prepared which will, going forward, combine risk management-relevant matters under one committee, starting 1. April 2016.

87	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Framework	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Risk Management Governance Structure of the Deutsche Bank Group

The following functional committees are central to the management of risk in Deutsche Bank:

—   The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk, Government & Regulatory Affairs, Finance and the business divisions. The CaR initiates actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and determining whether a matter should be escalated or other actions should be taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined processes and/or actions under the recovery governance framework if required.

—   The Risk ExCo identifies, controls and manages all risks including risk concentrations at Group level. It is responsible for risk policy, the organization and governance of risk management and oversees the execution of risk and capital management including identification, assessment and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board.

—   The Non-Financial Risk Executive Committee (“NFR ExCo”) oversees, governs and coordinates the management of non-financial risks in Deutsche Bank Group and establishes a cross-risk and holistic perspective of the key non-financial risks of the Group. It is tasked to define the non-financial risk appetite framework, to monitor and control the non-financial risk operating model, including the Three Lines of Defense principles and interdependencies between business divisions and control functions and within control functions.

—   The Group Reputational Risk Committee (“GRRC”) is responsible for the oversight, governance and coordination of the reputational risk management and provides for an appropriate look-back and a lessons learnt process. It reviews

Deutsche Bank	1 – Management Report	88
Annual Report 2015

and decides all Reputational Risk issues escalated by the Regional Reputational Risk Committees (“RRRCs”) and RRRC decisions which have been appealed by the Units. It provides guidance on Group-wide reputational risk matters, including communication of sensitive topics, to the appropriate levels of Deutsche Bank Group. The RRRCs which are sub-committees of the GRRC, are responsible for the oversight, governance and coordination of the management of reputational risk in the respective regions on behalf of the Management Board.

—   The Portfolio Risk Committee (“PRC”) supports the Risk ExCo and the CaR with particular emphasis on the management of Group-wide risk patterns including the review and governance of key concentration risks.

—   The Living Wills Committee (“LWC”) is the dedicated sub-committee of the CaR with focus on recovery and resolution planning. It oversees the implementation of our recovery and resolution plans and enhancements to the Group’s operational readiness to respond to severe stress or the threat of a severe stress.

—   The Regulatory Capital Committee (“RCC”) is a further sub-committee of our Capital and Risk Committee. It is tasked with oversight on our risk quantification models. The RCC has also responsibility for the oversight and control of our Internal Capital Adequacy Assessment Process (“ICAAP”). Together with the PRC, It oversees our Group-wide stress tests, reviews the results and proposes management action, if required. It monitors the effectiveness of the stress test process and aims to drive continuous improvement of our stress testing framework.

Multiple senior members are members of the CaR as well as the Risk ExCo, NFR ExCo and/or GRRC, which facilitates the information flow between these committees.

We will continue to enhance the aforementioned committee structure going forward culminating into a single committee overseeing risk matters that are established by the Management Board namely the Group Risk Committee.

Our Chief Risk Officer (“CRO”), who is a member of the Management Board, has Group-wide, supra-divisional responsibility for the management of all credit, market and operational risks as well as for the comprehensive control of risk, i.e., including liquidity risk, and continuing development of methods for risk measurement. In addition, the Chief Risk Officer is responsible for monitoring, analyzing and reporting risk on a comprehensive basis, including asset and liability gap, capital, liquidity, legal, compliance and regulatory risks, as well as other non-financial risks.

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

Dedicated divisional Chief Risk Officers as well as regional Chief Risk Officers for Germany, for the Americas and for Asia-Pacific have been appointed to establish holistic risk management coverage. Since January 2016, along with Deutsche Bank’s business divisions, the responsibilities of the divisional CROs have been aligned.

The heads of the aforementioned risk management functions as well as the regional and divisional Chief Risk Officers have a reporting line into the CRO.

In 2015 our 3LoD program concluded and ownership for maintenance and development of the 3LoD framework was transferred to ORM. The 3LoD program established Divisional Control Officers (“DCO”) to strengthen capabilities across the 1st LoD as risk owners, while clarifying control accountabilities and enhanced standards across 2nd LoD control functions. A new non-financial Risk and Control Management framework and IT platform was established

89	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Framework	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

to manage the effectiveness of the control environment by the 1st and 2nd LoD and is currently being rolled out and further enhanced.

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

Since January 2016, these tasks have been consolidated into the newly created Enterprise Risk Management (ERM) function. ERM also sets the bank-wide risk management framework aimed at identifying and controlling risks across the institution within the agreed risk appetite.

Also since January 1, 2016, the second line of defence oversight for both the Group Data Management Office (GDMO) and the Chief Information Security Office (CISO) transferred to the Risk organization as well as Corporate Security & Business Continuity (CSBC), demonstrating our increased focus on holistic management of non-financial risks.

Our Finance, Risk and Group Audit functions operate independently of our business divisions. It is the responsibility of the Finance and Risk departments to quantify and verify the risk that we assume and maintain the quality and integrity of our risk-related data. Group Audit as our 3rd Line of Defence, independently examines, evaluates and reports on the adequacy of both the design and effectiveness of the systems of internal control including the risk management systems.

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

—   The Model and Validation Risk Committee, which monitors validation of all rating systems and risk management models.

Deutsche Bank	1 – Management Report	90
Annual Report 2015

In 2014, the full integration of large clients was completed. These are now centrally managed on our credit platform and the regulator extended acceptance for the use of the joint model parameters for large cap corporate clients and financial institutions.

Following the announcement of Strategy 2020 at the end of April 2015 – in the context of which we intend to de-consolidate and sell Postbank and its subsidiaries – further system integration was halted. However, the achieved level of integration and joint risk management described above is planned to be maintained unchanged until Postbank ceases to be a part of Deutsche Bank Group.

In parallel, work has commenced to prepare the complete separation of Postbank sub-group. The principal pre-condition guiding all preparations for a separation is to maintain Postbank’s continuous operational capability and its adherence to regulatory requirements at all times.

Risk Culture

We seek to promote a strong risk culture throughout our organization. Our aim is to help reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. We actively take risks in connection with our business and as such the following principles underpin risk culture within our group:

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

To reinforce these expected behaviors and strengthen our risk culture, we conduct a number of group-wide activities. Our Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top. In addition, to drive staff understanding and knowledge of risk culture, a dedicated risk culture library of industry reports and articles has been established on DB’s internal social media platform.

Throughout 2015, and into 2016, there has been increased focus on the effectiveness of training. Rather than introducing additional training modules, where feasible we are embedding new messages into existing courses to keep them up to date and timely, and to avoid ‘learner overload’.

In addition, along with other measures to strengthen our performance management processes, we have designed and implemented a process to tie formal measurement of risk culture-related behaviors to our employee performance assessment, promotion and compensation processes. This process was first piloted in CB&S and GTB in 2010, and subsequently implemented in all divisions, with PBC International being the latest to have rolled out the process in July 2015. This process is designed to further strengthen employee accountability.

91	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Framework	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

To aid with the holistic assessment of risk culture, 2015 saw the development of a Risk Culture Framework. The Framework defines the levers that contribute to the evolution of a strong risk culture, as well as the minimum criteria which should be met at Group and divisional level. 2016 will see the launch and application of this Framework across the Business.

Based on the newly developed Risk Culture Framework, a Risk Culture Annual Report was produced and presented to the Management Board as well as the Risk Committee of the Supervisory Board at the end of 2015. This forms part of DB’s commitment to ensure senior management are informed with regards to the risk culture of the Bank.

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

Risk appetite is an integral element in our business planning processes via our Risk and Capital Demand Plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity and appetite constraints from both financial and non-financial risks. We leverage the stress testing process to test the compliance of the plan also under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

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

Risk Appetite Thresholds for key metrics

RAG levels	CRR/CRD 4 fully loaded CET 1 ratio	Internal capital adequacy	Stressed net liquidity position
Normal	> 8.5%	> 140%	> € 5 billion

Critical	8.5% – 5.5%	140% – 120%	€ 5 billion – € 0 billion

Crisis	< 5.5%	< 120%	< € 0 billion

Reports relating to our risk profile as compared to our risk appetite and strategy and our monitoring thereof are presented regularly up to the Management Board. Throughout the year 2015, our actual risk profile has remained in the normal levels as defined in the table above. In the event that our desired risk appetite is breached under either normal or stressed scenarios, a predefined escalation governance matrix is applied so these breaches are highlighted to the respective committees, and ultimately to the Chief Risk Officer and the Management Board. Amendments to the risk appetite and capacity must be approved by the Chief Risk Officer or the full Management Board, depending on their significance. In November 2015 as part of our annual risk appetite thresholds calibration exercise, we adjusted our normal and crisis level of CRR/CRD 4 fully loaded CET 1 ratio to >10 % and <7.25 % respectively. Furthermore, we enhanced the key metrics to include Liquidity Coverage Ratio (LCR) and Leverage Ratio (LR) with normal and crisis level of LCR set at >105 % and <100 % and LR (CRR/CRD 4 fully loaded) level at >3.2 % and <3.1 % respectively. All these changes are effective January 1, 2016.

Deutsche Bank	1 – Management Report	92
Annual Report 2015

Risk and Capital Plan

Strategic and Capital Plan

We conduct annually an integrated strategic planning process which lays out the development of our future strategic direction as a group and for our business areas/units. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates our long term strategic targets into measurable short to medium term financial targets and enables intra-year performance monitoring and management. Thereby we aim to identify optimal growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.

In a first phase – the top down target setting – our key targets for profit and loss (including revenues and costs), capital supply, and capital demand as well as leverage and funding and liquidity are discussed for the group and the key business areas. In this process, the targets for the next three years are based on our global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are approved by the Management Board.

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

The resulting Strategic and Capital Plan is presented to the Board for discussion and approval. Following the approval of the Management Board, the final plan is presented to the Supervisory Board.

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

The specific limits e.g. for regulatory capital demand, economic capital, and leverage exposures are derived from the Strategic and Capital Plan to align risk, capital and performance targets at all relevant levels of the organization.

All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving our externally communicated solvency targets ensures that we also comply with the

93	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Framework	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Group Supervisory Review and Evaluation Process requirements as articulated by our home supervisor. In December 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis at all times. Deutsche Bank’s G-SIB buffer of currently 2.0 % is not included in the minimum level subject to a 4 year phase-in period.

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

We, at a Group level, maintain compliance with the lCAAP as required under Pillar 2 of Basel 3 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a Group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to help us maintain our adequate capitalization on an ongoing and forward looking basis are:

—	A strategic planning process which aligns risk strategy and appetite with commercial objectives;
—	A continuous monitoring process against approved risk, leverage and capital targets set;
—	Regular risk, leverage and capital reporting to management; and
—	An economic capital and stress testing framework which also includes specific stress tests to underpin our recovery monitoring processes.

Stress testing

We have a strong commitment to stress testing performed on a regular basis in order to assess the impact of a severe economic downturn on our risk profile and financial position. These exercises complement traditional risk measures and represent an integral part of our strategic and capital planning process. Our stress testing framework comprises regular Group-wide stress tests based on internally defined benchmark and more severe macroeconomic global downturn scenarios. We include all material risk types into our stress testing exercises. The time-horizon of internal stress tests is generally one year and can be extended to multi-year, if required by the scenario assumptions. Our methodologies undergo regular scrutiny from internal experts as well as regulators to review whether they correctly capture the impact of a given stress scenario. These analyses are complemented by portfolio- and country-specific stress tests as well as regulatory requirements, such as annual reverse stress tests and additional stress tests requested by our regulators on group or legal entity level. Moreover, capital plan stress testing is performed to assess the viability of our capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. An integrated procedure allows us to assess the impact of ad-hoc scenarios that simulate potential imminent financial or geopolitical shocks.

The initial phase of our internal stress tests consists of defining a macroeconomic downturn scenario by dbResearch in cooperation with business specialists. dbResearch monitors the political and economic development around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly to reflect the impact on our business. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on our internal models framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type. These results are aggregated at the Group level, and key metrics such as the SNLP, the CET 1 ratio and ICA ratio under stress are derived. Stress testing results and the underlying scenarios are reviewed across risk types on various levels by senior managers within Risk, Finance and the business units. After comparing these results against our defined risk appetite, senior management decides on specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also

Deutsche Bank	1 – Management Report	94
Annual Report 2015

feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank. In 2015 we remained well capitalized within our internal stress testing program under various severe stress events. By choosing actions out of our pool of maintained recovery measures we would have been able to mitigate shortfalls under those stress scenarios directly. A reverse stress test is performed annually in order to challenge our business model to determine the severity of scenarios that would cause us to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario or idiosyncratic event and takes into account severe impacts of major risks on our results. Comparing the hypothetical macroeconomic scenario that would be necessary to result in our non-viability according to the reverse stress, to the current economic environment, we consider that the probability of occurrence of such a hypothetical macroeconomic scenario is extremely low. Given the extremely low probability of the reverse stress test scenario, we do not believe that our business continuity is at risk.

Stress Testing Framework of Deutsche Bank Group

Risk Reporting and Measurement Systems

Our risk data systems support regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational (including legal risk), business, reputational, liquidity risk, model risk and compliance risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data. Our risk management systems are reviewed by Group Audit following a risk-based audit approach.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group risk exposures are the following:

—

Our Risk and Capital Profile is presented monthly to the CaR and the Management Board and is subsequently submitted to the Risk Committee of the Supervisory Board for information. It comprises an overview of the current risk, capital and liquidity status of the Group, also incorporating information on regulatory capital and internal capital adequacy.

—

An overview of our capital, liquidity and funding is presented to the CaR by Group Capital Management and the Group Treasurer every month. It comprises information on key metrics including CRR/CRD 4 Common Equity Tier 1 capital and the CRR/CRD 4 leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.

—	Results of the group-wide macroeconomic stress tests that are performed twice per quarter and/or more frequently are reported to and discussed at the PRC.

95	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Framework	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Recovery and Resolution Planning

The 2007/2008 financial crisis exposed banks and the broader financial market to unprecedented pressures. These pressures led to certain banks seeking significant support from their governments and to large scale interventions by central banks. The crisis also forced many financial institutions to significantly restructure their businesses and strengthen their capital, liquidity and funding bases. This crisis revealed that many financial institutions were insufficiently prepared for a fast-evolving systemic crisis and thus were unable to act and respond in a way that would avoid potential failure and prevent material adverse impacts on the financial system and ultimately the economy and society.

In response to the crisis, the Financial Stability Board (FSB) has published a list of global systemically important banks (G-SIBs) and has advised its member institutions to mandate and to support the development of recovery and resolution plans within G-SIBs. Corresponding legislation has been enacted or proposed, as the case may be, in several jurisdictions, including the member states of the European Union (EU), Germany, UK and the U.S. As we have been identified as one of the G-SIBs, we have developed the Group’s recovery plan (‘Recovery Plan’) and submitted this to our relevant regulators. The Recovery Plan is updated at least annually to reflect changes in the business and the regulatory requirements.

The Recovery Plan prepares us to restore our financial strength and viability during an extreme stress situation. The Recovery Plan’s more specific purpose is to outline how we can respond to a financial stress situation that would significantly impact our capital or liquidity position. Therefore it lays out a set of defined actions aimed to protect us, our customers and the markets and prevent a potentially more costly resolution event. In line with regulatory guidance, we have identified a wide range of recovery measures that will mitigate different types of stress scenarios. These scenarios originate from both idiosyncratic and market-wide events, which would have led to severe capital and liquidity impacts as well as impacts on our performance and balance sheet. The Recovery Plan, including its corresponding policy, is intended to enable us to effectively monitor, escalate, plan and execute recovery actions in the event of a crisis situation.

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

The Recovery Plan is designed to cover multiple regulations including those applicable to us in the EU under the Bank Recovery and Resolution Directive (as implemented in Germany) and the Single Resolution Mechanism Regulation as well as other key jurisdictions. Furthermore, the plan incorporates feedback from extensive discussions with our Supervisory authority and the Crisis Management Group (CMG), formed by key home and host authorities. We report to this CMG with the objective of enhancing preparedness for, and facilitating the management and resolution of a cross-border financial crisis affecting us. This CMG is also intended to cooperate closely with authorities in other jurisdictions where we have a systemic presence.

We are also working closely with our resolution authority to create a Group Resolution Plan for Deutsche Bank as set out in the Bank Recovery and Resolution Directive, the Single Resolution Mechanism Regulation and the German Recovery and Resolution Act (“Sanierungs- und Abwicklungsgesetz” or “SAG”).

In addition, Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the implementing regulations issued by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (“FDIC”) require each bank holding company with assets of U.S.$ 50 billion or more, including Deutsche Bank AG, to prepare and submit annually a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure (the “Title I US Resolution Plan”). For foreign-based covered companies such

Deutsche Bank	1 – Management Report	96
Annual Report 2015

as us, the Title I US Resolution Plan only relates to subsidiaries, branches, agencies and businesses that are domiciled in or conducted in whole or in material part in the United States. In addition to the Title I US Resolution Plan, in 2014, Deutsche Bank Trust Company Americas (“DBTCA”), one of our insured depository institutions (“IDIs”) in the United States, became subject to the FDIC’s final rule requiring IDIs with total assets of U.S.$ 50 billion or more to submit periodically to the FDIC a plan for resolution in the event of failure (the “IDI Plan” and, together with the Title I US Resolution Plan, the “US Resolution Plan”) under the Federal Deposit Insurance Act (the “IDI Rule”). In 2014, we expanded our Title I US Resolution Plan to also be responsive to the IDI Rule requirements. In 2015, DBTCA prepared and submitted a separate IDI Plan.

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

Risk and Capital Management

Capital Management

Our Treasury function manages solvency, capital adequacy and leverage ratios at Group level and locally in each region. Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, limit setting for key financial resources, design of book equity allocation, and regional capital planning. We are fully committed to maintaining our sound capitalization both from an economic and regulatory perspective. We continously monitor and adjust our overall capital demand and supply in an effort to achieve the optimal balance of the economic and regulatory considerations at all times and from all perspectives. These perspectives include book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies.

Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments. Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

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

97	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Resource Limit Setting

Key financial resources are influenced through following governance processes and incentives.

Target resource capacities are reviewed in our annual strategic plan in line with our CET 1 and Leverage Ratio ambitions. In a quarterly process, the Capital and Risk Committee approves divisional resource limits for Total Capital Demand and leverage exposure that are based on the strategic plan however account for market conditions and the short-term outlook. The limits are enforced through a close monitoring process and an excess mechanism.

During the reporting period, we have extended our methodology of internal capital allocation framework to acknowledge the growing importance of leverage requirements for the bank. Regulatory requirements are driven by the higher of CET 1 ratio (solvency) and leverage ratio (leverage) requirements. In terms of order for the internal capital allocation, solvency-based allocation comes first, then incremental leverage-driven allocation. The new methodology utilises a two step approach: Allocation of Average Active Equity solvency-based first until the externally communicated target of a 12.5 % CET 1 solvency ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then incremental leverage capital allocation based on pro-rata leverage exposure of divisions to satisfy the externally communicated target of a 4.5 % leverage ratio (CRR/CRD 4 calculated on a fully loaded basis). The allocation will be reviewed if the externally communicated targets for the CET 1 and leverage ratio should be adjusted. The new methodology also applies different rates for the cost of equity for each of the business segments, reflecting in a more differentiated way the earnings volatility of the individual business models. This enables improved performance management and investment decisions.

Regional capital plans covering the capital needs of our branches and subsidiaries across the globe are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. In developing, implementing and testing our capital and liquidity, we fully take such legal and regulatory requirements into account.

Further, Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation is intended to ensure that pension assets are aligned with pension liabilities, thus protecting our capital base.

Risk Identification and Assessment

We face a variety of risks as a result of our business activities, these risks include credit risk, market risk, business risk, liquidity risk, operational risk, compliance risk, reputational risk and model risk as described in the following sections below. Our risk identification and assessment processes leverage intelligence across organisational levels and utilise existing information whenever possible. Operating processes are in place across the organisation to capture relevant measures and indicators. The core aim of all processes is to provide adequate transparency and understanding of the existing and emerging risk issues, and to ensure a holistic cross-risk perspective. We update the risk inventory at least once a year or at other times if needed, by running a risk identification and materiality assessment process in line with MaRisk.

To align with the Three Lines of Defense taxonomy, we categorize our material risks into financial risks and non-financial risks effective January 1, 2016. Financial risks comprise credit risk (including counterparty, country, product and industry risks), market risk (including non-trading, trading and traded default risk), liquidity risk, and business risk. Non-financial risks comprise operational risks and reputational risks with compliance risk, legal risk, model risk and information security risk captured in our operational risk framework. The aim is to have a better control environment over our material risks.

Deutsche Bank	1 – Management Report	98
Annual Report 2015

Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital for credit, market, operational and business risk to cover risks generated from our business activities taking into account diversification effects across those risk types. Furthermore, our economic capital framework implicitly covers additional risks, e.g. reputational risk and refinancing risk, for which no dedicated economic capital models exist. We exclude liquidity risk from economic capital and govern this in a dedicated liquidity risk management.

Credit Risk Management

Credit Risk Framework

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as “counterparties”) exist, including those claims that we plan to distribute. These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), traded bonds and debt securities available for sale or our direct trading activity with clients (such as OTC derivatives like foreign exchange forwards and Forward Rate Agreements). Carrying values of equity investments are also disclosed in our Credit Risk section. We manage the respective positions within our market risk and credit risk frameworks.

Based on the annual risk identification and materiality assessment, credit risk contains four material categories, namely default risk, industry risk, country risk, and product risk.

— Default risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;

— Industry risk is the risk of adverse developments in the operating environment for a specific industry segment leading to deterioration in the financial profile of counterparties operating in that segment and resulting in increased credit risk across this portfolio of counterparties;

— Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counterparties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention; and

— Product Risk captures product-specific credit risk of transactions that could arise with respect to specific borrowers. These take into account the likelihood of having an actual credit exposure at the time of a default, recovery expectations and the tenor of exposure. This category also includes “Settlement risk”; the risk that the settlement or clearance of a transaction may fail and arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default.

We measure, manage/mitigate and report/monitor our credit risk using the following philosophy and principles:

— Our credit risk management function is independent from our business divisions and in each of our divisions, credit decision standards, processes and principles are consistently applied.

— A key principle of credit risk management is client credit due diligence. Our client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.

— We aim to prevent undue concentration and tail-risks (large unexpected losses) by maintaining a diversified credit portfolio. Client, industry, country and product-specific concentrations are assessed and managed against our risk appetite.

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

99	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

— Every new credit facility and every extension or material change of an existing credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.

— We measure and consolidate all our credit exposures to each obligor across our consolidated Group on a global basis, in line with regulatory requirements.

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

Measuring Credit Risk

Credit risk is measured by credit rating, regulatory and internal capital demand and key credit metrics mentioned below.

The credit rating is an essential part of the Bank’s underwriting and credit process and builds the basis for risk appetite determination on a counterparty and portfolio level, credit decision and transaction pricing as well the determination of credit risk regulatory capital. Each borrower must be rated and each rating has to be reviewed at least annually. Ongoing monitoring of counterparties helps keep ratings up-to-date. There must be no credit limit without a credit rating. For each credit rating the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Different rating approaches have been established to best reflect the specific characteristics of exposure classes, including central governments and central banks, institutions, corporates and retail.

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

All of our rating methodologies, excluding Postbank, have to be approved by the Capital Methodology Committee (“CMC”), a sub-committee of the Regulatory Capital Committee, before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Regulatory approval may be required in addition. The methodology validation is performed independently of model development by Global Model Validation and Governance. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the CMC, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to CMC at the beginning of the calendar year and a status update is given on a quarterly basis.

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

Besides the credit rating the key credit risk metric we apply for managing our credit portfolio, including transaction approval and the setting of risk appetite, are internal limits and credit exposures under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty’s credit quality by reference to our internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting hedges and certain

Deutsche Bank	1 – Management Report	100
Annual Report 2015

collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the Risk-Return characteristics of individual transactions and portfolios. Risk-Return metrics explain the development of client revenues as well as capital consumption. In this regard we also look at the client revenues with respect to the balance sheet consumption.

We measure the risk-weighted assets to determine the regulatory capital demand for credit risk using advanced, foundation and standard approaches of which advanced and foundation are approved by our regulator.

The advanced Internal Ratings Based Approach (“IRBA”) is the most sophisticated approach available under the regulatory framework for credit risk and allows us to make use of our internal credit rating methodologies as well as internal estimates of specific other risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (“PD”), the loss given default (“LGD”) and the maturity (“M”) driving the regulatory risk-weight and the credit conversion factor (“CCF”) as part of the regulatory exposure at default (“EAD”) estimation. For the majority of derivative counterparty exposures as well as securities financing transactions (“SFT”), we make use of the internal model method (“IMM”) in accordance with CRR and SolvV to calculate EAD. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

We apply the foundation IRBA to the majority of our remaining foundation IRBA eligible credit portfolios at Postbank to the extent these have not been newly assigned to the advanced IRBA during 2015. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default (“PD”) while the loss given default (“LGD”) and the credit conversion factor (“CCF”) are defined in the regulatory framework.

We apply the standardized approach to a subset of our credit risk exposures. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings. We assign certain credit exposures permanently to the standardized approach in accordance with Article 150 CRR. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

In addition to the above described regulatory capital demand, we determine the internal capital demand for credit risk via an economic capital model.

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in nondefault scenarios) are modeled by applying our own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the CRR. The alpha factor is identical with the one used for the risk-weighted assets calculation, yet subject to a lower floor of 1.0. For December 31, 2015 the alpha factor was calibrated to 1.13. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

101	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Managing and Mitigation of Credit Risk

Managing Credit Risk on Counterparty Level

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institutions, corporates or private individuals) or economic area (i.e., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

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

Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. This also applies to settlement risk that must fall within limits pre-approved by CRM considering risk appetite and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

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

Mitigation of Credit Risk on Counterparty Level

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

— Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Deutsche Bank	1 – Management Report	102
Annual Report 2015

Collateral

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it generally does not replace the necessity of high quality underwriting standards and a thorough assessment of the debt service ability of the borrower

We segregate collateral received into the following two types:

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

103	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Netting and Collateral Arrangements for Derivatives and Securities Financing Transactions

Netting is applicable to both exchange traded derivatives and OTC derivatives. Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

All exchange traded derivatives are cleared through central counterparties (“CCPs”), which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where available and to the extent agreed with our counterparties, we also use CCP clearing for our OTC derivative transactions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) introduced mandatory CCP clearing for certain standardized OTC derivative transactions in 2013. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) will introduce mandatory CCP clearing for standardized OTC derivatives transactions; mandatory CCP clearing for certain interest rate derivatives will start on 21 June 2016. The rules and regulations of CCPs usually provide for the bilateral set off of all amounts payable on the same day and in the same currency (“payment netting”) and thereby reducing our settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of our derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCP rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP’s default (“close-out netting”), which reduced our credit risk. In our risk measurement and risk assessment processes we apply close-out netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the relevant CCP’s close-out netting provisions.

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

Deutsche Bank	1 – Management Report	104
Annual Report 2015

Managing Credit Risk on Portfolio Level

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

Industry Risk Management

To manage industry risk, we have grouped our corporate and financial institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an “Industry Batch report” is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks, analyses the risk/reward profile of the portfolio and incorporates an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.

The Industry Batch reports are presented to the CRM Portfolio Committee, a sub-committee of the Portfolio Risk Committee, which is a sub-committee of our Risk Executive Committee and Capital and Risk Committee, and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared with the approved sub-portfolio strategies. Regular overviews are prepared for the CRM Portfolio Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Developed Markets countries (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a “Country Batch report” is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyse the risk/reward profile of the portfolio. Based on this, limits and strategies are set for countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Portfolio Risk Committee, pursuant to delegated authority, and by the Postbank Management Board for respective portfolios.

In our Country Limit framework, limits are established for counterparty credit risk exposures in a given country to manage the aggregated credit risk subject to country-specific economic and political events. These limits include exposures to entities incorporated locally as well as subsidiaries of foreign multinational corporations. Separate Transfer Risk limits are established which apply to any cross-border exposures (credit and trading) with our clients in above countries. Also, gap risk limits are set to control the risk of loss due to intra-country wrong-way risk exposure.

Beyond credit risk, our Country Risk Framework comprises Market Risk in trading positions in emerging markets and is set based on the P&L impact of potential stressed market events on these positions. Furthermore we take in consideration treasury risk comprising capital positions and exposure of Deutsche Bank entities in above countries (Funding, Margin or Guarantees) which are subject to limits given the transfer risk inherent in these cross-border positions.

105	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

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

All sovereign and transfer risk ratings are reviewed, at least quarterly, by the Portfolio Risk Committee, although more frequent reviews are undertaken when deemed necessary.

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. Specific product limits are set in particular if a concentration of transactions of a specific type might lead to significant losses under certain cases. In this respect, correlated losses might result from disruptions of the functioning of financial markets, significant moves in market parameters to which the respective product is sensitive, macroeconomic default scenarios or other factors affecting certain credit products. Specific product limits can either be set with regards to exposure to certain industries or affecting the total credit portfolio. We manage credit related product limits within CB&S and GTB under a uniform framework .Exposures are monitored regularly; re-mediatory action is required in case of an excess of utilization over the approved limit.

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

Furthermore, in our PBC businesses, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products. In Wealth Management, target levels are set for global concentrations along products as well as based on the liquidity of the underlying collateral.

Market Risk Management

Market Risk Framework

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

Deutsche Bank	1 – Management Report	106
Annual Report 2015

One of the primary objectives of Market Risk Management, a part of our independent Risk function, is to ensure that our business units do not expose us to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers (“the business units”) and other control and support groups.

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

Market Risk Management governance is designed and established to promote oversight of all market risks, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk. Market risk managers identify market risks through active portfolio analysis and engagement with the business areas.

Market Risk Measurement

We aim to accurately measure all types of market risks by a comprehensive set of risk metrics reflecting economic and regulatory requirements.

In accordance with economic and regulatory requirements, we measure market risks by several internally developed key risk metrics and regulatory defined market risk approaches.

Trading Market Risk

Our primary mechanism to manage trading market risk is the application of our Risk Appetite framework of which the limit framework is a key component. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market Risk Management allocates this overall appetite to our Corporate Divisions and individual business units within CB&S (i.e., Structured Finance, Equities, etc.) based on established and agreed business plans. We also have business aligned heads within Market Risk Management to establish business limits, by allocating the limit down to individual portfolios or geographical regions.

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

107	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Internally developed Market Risk Models

Value-at-Risk (VaR)

VaR is a quantitative measure of the potential loss (in value) of Fair Value positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

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

We use one year of historical market data as input to calculate VaR. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal or non-normal (t, skew-t, Skew-Normal). To determine our aggregated VaR, we use observed correlations between the risk factors during this one year period.

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

For each business unit a separate VaR is calculated for each risk type, e.g. interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. For each risk type this is achieved by deriving the sensitivities to the relevant risk type and then simulating changes in the associated risk drivers. “Diversification effect” reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and revaluation approaches on grids.

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

Deutsche Bank	1 – Management Report	108
Annual Report 2015

—  VaR does not indicate the potential loss beyond the 99th quantile.

—  Intra-day risk is not reflected in the end of day VaR calculation.

—  There may be risks in the trading book that are partially or not captured by the VaR model.

We are committed to the ongoing development of our internal risk models, and we allocate substantial resources to reviewing, validating and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks not in value-at-risk are monitored and assessed on a regular basis through our RNIV framework.

Stressed Value-at-Risk

Stressed Value-at-Risk calculates a stressed value-at-risk measure based on a one year period of significant market stress. We calculate a stressed value-at-risk measure using a 99 % confidence level. The holding period is one day for internal purposes and ten days for regulatory purposes. Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e., characterized by high volatilities) is used as an input for the Monte Carlo Simulation.

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

Incremental Risk Charge

Incremental Risk Charge captures default and credit migration risks for credit-sensitive positions in the trading book. It applies to credit products over a one-year capital horizon at a 99.9 % confidence level, taking into account the liquidity horizons of individual positions or sets of positions. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9 % quantile of the portfolio loss distribution and for allocating contributory incremental risk charge to individual positions.

The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

Comprehensive Risk Measure

Comprehensive Risk Measure captures incremental risk for the correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements. The comprehensive risk measure for the correlation trading portfolio is based on our own internal model.

We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of one year. Our model is applied to the eligible corporate correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and commonly traded index- and single-name credit default swaps.

Trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

For regulatory reporting purposes, the comprehensive risk measure represents the higher of the internal model spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardized approach securitization framework.

109	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Market Risk Standardized Approach

Market Risk Management monitors exposures and addresses risk issues and concentrations for certain exposures under the specific Market Risk Standardized Approach (“MRSA”). We use the MRSA to determine the regulatory capital charge for the specific market risk of trading book securitizations which fall outside the scope of the regulatory correlation trading portfolio.

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

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank’s positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks: Portfolio stress testing, individual specific stress tests, Event Risk Scenarios, and also contributes to Group-wide stress testing

Trading Market Risk Economic Capital (TMR EC)

Our trading market risk economic capital model - scaled Stressed VaR based EC (SVaR based EC) - comprises two core components, the “common risk” component covering risk drivers across all businesses and the “business-specific risk” component, which enriches the Common Risk via a suite of Business Specific Stress Tests (BSSTs). Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the Regulatory SVaR framework while BSSTs is desired to capture more product/business-related bespoke risks (e.g. complex basis risks) as well as higher order risks (e.g. for equity options) not captured in the common risk component.

Traded Default Risk Economic Capital (TDR EC)

TDR captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. Single name concentration risk limits are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate (RR), and bond equivalent Market Value (MV), i.e. default exposure at 0 % recovery. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Trading Market Risk Reporting

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

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit excess reports for each asset class.

Deutsche Bank	1 – Management Report	110
Annual Report 2015

Regulatory prudent valuation of assets carried at fair value

Pursuant to Article 34 CRR institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET 1 capital the amount of any additional value adjustments necessary.

We determined the amount of the additional value adjustments based on the methodology defined in the EBA final draft Regulatory Technical Standard.

We agreed with the ECB to apply this standard in our regulatory capital calculation from 30 September 2015.

At 31 December 2015 the amount of the additional value adjustments was € 1.9 billion.

Based on Article 159 CRR the total amount of general and specific credit risk adjustments and additional value adjustments for exposures that are treated under the Internal Ratings Based Approach for credit risk and that are in scope of the expected loss calculation may be subtracted from the total expected loss amount related to these exposures. Any remaining positive difference must be deducted from CET 1 capital pursuant to Article 36 (1) lit. d. CRR.

At 31 December 2015 the reduction of the expected loss from subtracting the additional value adjustments was € 0.6 billion, which partly mitigated the negative impact of the additional value adjustments on our CET 1 capital.

Nontrading Market Risk

Nontrading market risk arises primarily from outside the activities of our trading units, in our banking book and from certain off-balance sheet items. Significant market risk factors the bank is exposed to and are overseen by risk management groups in that area are:

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

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the Deutsche AWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily. In addition, the Group holds selected positions managed by Treasury, where the measurement and reporting of interest rate risk is performed also daily. The global interest rate risk in the banking book is reported on a monthly basis.

111	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

The maximum negative change of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points floored by a rate of zero was less than 2 % of our total regulatory capital at December 31, 2015.

Our PBC, GTB and Deutsche AWM businesses are subject to risk of behavioral change with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

Credit Spread Risk in the Banking Book

Deutsche Bank is exposed to credit spread risk of bonds held in the banking book. This risk category is closely associated with interest rate risk in the banking book.

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

Strategic investments typically relate to acquisitions made to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature.

Deutsche Bank	1 – Management Report	112
Annual Report 2015

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

Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital, funding and liquidity risk management activities of our treasury department. Besides the structural foreign exchange capital hedging process this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in Deutsche AWM, primarily results from principal guaranteed funds or accounts, but also from co-investments in our funds.

Nontrading market risk measurement.

Non-trading market risk economic capital is being calculated either by applying the standard traded market risk EC methodology (SVaR based EC model) or through the use of non-traded market risk models that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products.

Operational Risk Management

Operational Risk Framework

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It includes legal risk but excludes business and reputational risk.

In 2015, Deutsche Bank further enhanced its capabilities in Operational Risk Management (“ORM”), in conjunction with the Three Lines of Defence (“3LoD”) Program. This included the increased clarification of the roles and responsibilities of the first and second line in managing operational risk, strengthening governance and delivery of improved tools to support risk identification and assessment. As of 2016 the responsibility for the 3LoD program resides at Group ORM.

Group Operational Risk Management (Group ORM) has responsibility for the design, implementation and maintenance of the Operational Risk Management Framework (ORMF) including the associated governance structures. Group ORM also has the responsibility for providing a cross-risk assessment and aggregation of risks to provide a holistic portfolio view of the non-financial risk profile of the Bank, which includes oversight of risk and control mitigation plans to return risk within risk tolerance, where required.

We take decisions to manage operational risks, both strategically as well as in day-to-day business. Four principles form the foundation of operational risk management at Deutsche Bank:

113	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Operational Risk Principle I: Risk Owners have full accountability for their operational risks and have to manage against a defined risk specific appetite. Risk owners are defined to be: First LoD (CB&S, GTB, AWM, PBC, NCOU and first LoD Infrastructure Functions GTO, CS), for all of their operational risks and second LoD (Infrastructure Functions), for the operational risks that arise in their control processes.

Risk owners are accountable for managing all operational risks in their business/processes with an end-to-end process view, within defined operational risk specific appetite and for identifying, establishing and maintaining first level controls. In addition they mitigate identified and assessed risk within the risk specific appetite through remediation actions, insurance, risk acceptance or by ceasing/reducing business activities.

Divisional Control Officers (“DCO”) support the Risk Owners. They are responsible for embedding the framework within the relevant business division or infrastructure function. They assess the first level controls effectiveness, monitor the aggregated risk profile and put the appropriate control and mitigating actions in place within the relevant division. The DCOs also establish appropriate governance forums to oversee the Operational Risk (OR) profile and support decision making.

Operational Risk Principle II: Risk Type Controllers (Second LoD control functions) establish the risk management framework and define specific Risk Appetite statements for the Risk Type they own and perform independent controls. Risk Type Controllers are independent second LoD control functions which control specific risk types as identified in the risk taxonomy. We are working towards full implementation of these responsibilities.

The Risk Type Controllers are responsible for establishing an effective risk management framework for the risk type, including setting and monitoring minimum control standards. They challenge, assess and report risks within their risk types and set the risk specific appetite in accordance with the Group’s Risk Appetite statement. Risk Type Controllers monitor group-wide tolerances, perform second level controls, complementary to the first level controls and define the risk taxonomy for the risk type they own. Finally they establish independent non-financial risk governance, and prepare aggregated reporting into the Group Non-Financial Risk Executive Committee (“NFR ExCo”).

Operational Risk Principle III: Group Operational Risk Management establishes and maintains the Group Operational Risk Management Framework. Group ORM develops and maintains the Group's framework, defining the roles and responsibilities for the management of operational risk across the bank and for defining the process to identify, assess, mitigate, monitor, report and escalate operational risks. Group ORM also maintains an operational risk taxonomy and oversees the completeness of coverage of risk types identified in the taxonomy by 2nd Line Control Functions. It also monitors execution and results of Deutsche Bank Group’s Risk and Control Assessment process and operational risk concentrations.

Group ORM also provides independent challenge of the Group’s operational risk profile providing independent risk views to facilitate forward looking management of the risks. The function independently monitors, reviews and assesses material risks and key controls at a divisional and infrastructure level across the Bank. It further monitors and reports on the Group's operational risk profile in comparison to the Bank’s Group Risk Appetite, to systematically identify operational risk themes and concentrations, and to agree risk mitigating measures and priorities. To adhere to reporting requirements, Group ORM establishes reporting and escalating procedures up to the Management Board for risk assessment results and identified material control gaps, while informing Group Audit of material control gaps.

Operational Risk Principle IV: Group Operational Risk Management aims to maintain sufficient capital to underpin Operational Risk. Group ORM is accountable for the design, implementation and maintenance of an appropriate approach to determine a sufficient level of capital demand for Operational Risk for recommendation to the Management Board. To fulfil this requirement Group ORM is accountable for the calculation and allocation of Operational Risk Capital demand and Expected Loss planning under the Advanced Measurement Approach (“AMA”) approach. Group ORM is also accountable for the execution of data input controls for the Operational Risk capital calculation and for the facilitation of the annual OR Capital budgeting and monthly review process.

Deutsche Bank	1 – Management Report	114
Annual Report 2015

Organizational & Governance Structure

Group Operational Risk Management is part of the Group Risk function which is headed by the Chief Risk Officer (“CRO”). The CRO appoints the Head of Group Operational Risk Management.

Within Group ORM the Head of Group Operational Risk Management is accountable for the design, implementation and maintenance of an effective and efficient Group Operational Risk Management Framework.

The NFR ExCo, which is chaired by the Chief Risk Officer, is responsible for the oversight, governance and coordination of the Non-Financial Risk management in the Deutsche Bank Group on behalf of the Management Board by establishing a cross-risk and holistic perspective of the key Non-Financial Risks of the Group. The decision-making and policy related authorities include the review, advice and management in a diligent manner of all Non-Financial Risk issues which may impact the holistic / cross risk profile reported by a business division or infrastructure function.

The Regulatory Capital Committee (“RCC”) has delegated parts of its authority for operational risk capital demand management to the AMA Committee (“AMAC”) within defined limits. The AMAC is mandated to oversee the regulatory and economic capital process for operational risk. It aims to ensure adherence to regulatory requirements for the AMA model and its calculation process as well as their adherence to internal policies. The committee either directly approves, or endorses to the RCC for approval, all quantitative and qualitative changes impacting Deutsche Bank's regulatory or economic capital. Additionally, the committee oversees all relevant aspects of model risk for operational risk models.

While the day-to-day management of operational risk is the primary responsibility of our business divisions and infrastructure functions, Group ORM manages the cross divisional and cross regional operational risk as well as risk concentrations and promotes a consistent application of the ORMF across the bank. Through our business partnership model, we aim to maintain close monitoring and high awareness of operational risks.

Managing Our Operational Risk

We manage operational risk using the Group Operational Risk Management framework which enables us to determine our operational risk profile in comparison to our risk tolerance, to systematically identify operational risk themes and concentrations, and to define risk mitigating measures and priorities.

In order to cover the broad range of risk types underlying operational risk, our framework contains a number of operational risk management techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risks:

—

Loss Data Collection: The continuous collection of operational risk loss events, as a prerequisite for operational risk management, includes detailed analyses, the identification of mitigating actions, and provision of timely information to senior management. All losses above € 10,000 are collected in our incident reporting system (“dbIRS”).

—	The Lessons Learned process is triggered for events, including near misses, above € 500 thousand. This process includes, but is not limited to:
—	systematic risk analyses, including a description of the business environment in which the loss occurred, previous events, near misses and event-specific Key Risk Indicators (“KRI”),
—	root cause analysis,
—	review of control improvements and other actions to prevent or mitigate the recurrence, and
—	assessment of the residual risk exposure.

The execution of corrective actions identified in this process are systematically tracked and reported monthly to senior management.

115	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

—

Scenario Analyses: We complete our risk profile using a set of scenarios including relevant external cases provided by a public database and additional internal scenarios. We thereby systematically utilize information on external loss events occurring in the banking industry to prevent similar incidents from happening to us, for example through particular deep dive analyses or risk profile reviews.

—

Emerging Risk Identification: We assess and approve the impact of changes on our risk profile as a result of new products, outsourcing activities, strategic initiatives, acquisitions and divestments as well as material systems and process changes. Once operational risks are identified and assessed, they are compared to the relevant specific risk appetite statement and either mitigated or accepted. Risks which violate applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.

—

Read-across Analysis: We continuously seek to enhance the process to assess whether identified issues require a broader approach across multiple entities and locations within Deutsche Bank. A review of material findings is performed in order to assess their relevance to areas of the Bank other than where they originated. We are developing business intelligence software to identify risk clusters across the bank accessing various sources of information. We aim to increase our predictive analysis and clustering capabilities and to identify risk concentrations in a timely manner through the use of this tool.

—

Risk Mitigation: When we implement risk mitigating measures, we systematically monitor their resolution. Residual operational risks rated significant or above need to be accepted by the risk bearing division and reviewed for decision by the Head of Group ORM.

—

We perform Top Risk Analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process and aim to identify our most critical risks in terms of probability and severity.

—

Key Risk Indicators are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. KRIs enable the monitoring of the bank’s control culture and business environment and trigger risk mitigating actions. They facilitate the forward looking management of operational risks, based on early warning signals.

—

In our bottom-up Self-Assessment (“SA”) process, which is conducted at least annually, areas with high risk potential are highlighted, and risk mitigating measures to resolve issues are identified. On a regular basis we conduct risk workshops aiming to evaluate risks specific to local legal entities and the countries we operate in, and take appropriate risk mitigating actions. We are in the course of replacing this existing SA process by an enhanced Risk and Control Assessment process, supported by a group wide IT tool. We plan to substantially cover the Bank’s nonfinancial operating units under this enhanced approach in 2016.

Additional functions, methodologies and tools implemented by the responsible second line Risk Type Controllers are utilized to complement the Group Operational Risk Framework and specifically address the risk types. These include but are not limited to:

—

Legal Risk is a significant risk factor for DB, which as described in detail in the “Provisions” note of our Consolidated Financial Statements. A Legal Risk Management (“LRM”) function within our Legal Depart-ment is exclusively dedicated to the identification and management of legal risk. It undertakes a broad variety of tasks aimed at proactively managing legal risk, including: devising, implementing and overseeing an annual Legal Risk Assessment Program analyzing existing and historic legal risks; agreeing and participating in resulting portfolio reviews and mitigation plans; and administering the Legal Lessons Learned process.

—

The operational risk from outsourcing is managed by the Vendor Risk Management (“VRM”) Process. The outsourcing risk is assessed and managed for all outsourcing arrangements individually, following our Vendor Risk Management Policy and in line with the overall Group Operational Risk Management Framework. A broad governance structure is established to promote appropriate risk levels.

—

Fraud Risk is managed based on section 25a of the German Banking Act (“KWG”) as well as other legal and regulatory requirements via a risk based approach, governed by our Global Anti-Fraud Policy and corresponding Compliance and Anti-Money-Laundering (“AML”) framework. In line with regulatory requirements, a global risk assessment is performed on a regular basis. Within the general management of operational risks, dedicated Fraud Risk relevant aspects are part of the self-assessment process.

Deutsche Bank	1 – Management Report	116
Annual Report 2015

—

We manage Business Continuity Risk with its Business Continuity Management (“BCM”) Program which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program, each of our core businesses functions and infrastructure groups set up, maintain and periodically test business continuity plans to promote continuous and reliable service. The BCM Program has defined roles and responsibilities which are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Furthermore, key information on the established BCM control environment feed into operational risk KRIs.

—

The Operational Risk in Technology is managed within the Group Technology Organization, following international standards for IT management. Applications and IT infrastructure are catalogued and assessed on a regular basis. Stability monitoring is established. Key outcomes of the established assessment and control environment are used as input for KRIs or self-assessments.

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital requirements for operational risk using the Advanced Measurement Approach (AMA) methodology. Our AMA capital calculation is based upon the loss distribution approach (“LDA”). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association (ORX) consortium data) and external scenarios from a public database (IBM OpData) complemented by internal scenario data are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). Our LDA model includes conservatism by recognizing losses on events that arise over multiple years as single events in our historical loss profile.

Moreover, we have submitted an additional model change request to our Germany supervisory authority BaFin to replace the € 1 billion regulatory capital safety margin, which we have continuously applied since its implementation in 2011. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data” set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team on these model enhancements is ongoing, management had decided to recognize the impact of material model changes in the second quarter 2014 wherever they will lead to an increase in the capital requirement over the models that have previously been approved by BaFin.

Within the LDA model, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level, covering expected and unexpected losses. Capital is then allocated to each of the business divisions after considering qualitative adjustments and expected loss.

The regulatory capital requirement for operational risk is derived from the 99.9 % percentile. The economic capital is set at a level to absorb at a 99.98 % percentile very severe aggregate unexpected losses within one year. Both regulatory and economic capital requirements are calculated for a time horizon of one year.

The Regulatory and Economic Capital demand calculations are performed on a quarterly basis. Group ORM aims to ensure that for the approach for capital demand quantification appropriate development, validation and change governance processes are in place, whereby the validation is performed by an independent validation function and in line with Deutsche Bank’s model risk management process.

117	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Liquidity Risk Management

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs. The objective of the Group’s liquidity risk management framework is to ensure that the Group can fulfil its payment obligations at all times and can manage liquidity and funding risks within its risk appetite. The framework considers relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2015.

Liquidity Risk Management Framework

In accordance with the ECB’s Supervisory Review and Evaluation Process (SREP), Deutsche Bank has implemented an annual Internal Liquidity Adequacy Assessment Process (“ILAAP”), which is reviewed and approved by the Management Board. The ILAAP provides comprehensive documentation of the Bank’s Liquidity Risk Management framework, including: identifying the key liquidity and funding risks to which the Group is exposed; how these risks are identified, monitored and measured and describes the techniques and resources used to manage and mitigate these risks.

The Management Board defines the liquidity and funding risk strategy for the bank, as well as the risk appetite, based on recommendations made by the Capital and Risk Committee (“CaR”). At least annually the Management Board reviews and approves the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Treasury is mandated to manage the overall liquidity and funding position of the bank, with Liquidity Risk Control acting as an independent control function, responsible for the validation of Liquidity Risk models which are developed by Treasury, to measure and manage the Group’s liquidity risk profile.

Treasury manages liquidity and funding, in accordance with the Management Board approved risk appetite across a range of relevant metrics, and implements a number of tools to monitor these and ensure compliance. In addition, Treasury works closely in conjunction with Liquidity Risk Control (“LRC”), and the business, to analyse and understand the underlying liquidity characteristics of the business portfolios. These parties are engaged in regular and frequent dialogue to understand changes in the bank’s position arising from business activities and market circumstances. Dedicated business targets are allocated to ensure the Group meets its overall liquidity and funding appetite.

The Management Board is informed of performance against these risk appetite metrics, via a weekly Liquidity Scorecard. As part of the annual strategic planning process, we project the development of the key liquidity and funding metrics based on the underlying business plans to ensure that the plan is in compliance with our risk appetite.

Capital Markets Issuance
Deutsche Bank has a wide range of funding sources, including retail and institutional deposits, unsecured and secured wholesale funding and debt issuance in the capital markets. Debt issuance, encompassing senior unsecured bonds, covered bonds as well as capital securities, is a key source of term funding for the Bank and is managed directly by Treasury. At least once a year Treasury submits an annual long-term Funding Plan to the Capital and Risk Committee for recommendation and then to the Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. Our capital markets portfolio is dynamically managed through our yearly issuance plans to avoid excessive maturity concentrations.

Deutsche Bank	1 – Management Report	118
Annual Report 2015

Short-term Liquidity and Wholesale Funding

Deutsche Bank tracks all contractual cash flows from wholesale funding sources, on a daily basis, over a 12-month horizon. For this purpose, we consider wholesale funding to include unsecured liabilities raised primarily by Treasury

Pool Management, as well as secured liabilities raised by our Markets Division. Our wholesale funding counterparties typically include corporates, banks and other financial institutions, governments and sovereigns.

The Group has implemented a set of Management Board approved limits to restrict DB’s exposure to wholesale counterparties, which have historically shown to be the most susceptible to market stress. These wholesale funding limits are calibrated against monthly stress-testing results, to ensure the Group remains liquid under our most severe stress scenario, even if limits are fully utilized.

The wholesale funding limits are monitored daily, and apply to the total combined currency amount of all wholesale funding currently outstanding, both secured and unsecured with specific tenor limits covering the first 8 weeks. Our Liquidity Reserves are the primary mitigant against potential stress in short-term wholesale funding market.

The tables starting on page 184 show the contractual maturity of our short-term wholesale funding and capital markets issuance.

Liquidity Stress Testing and Scenario Analysis

Global liquidity stress testing and scenario analysis is one of the key tools for measuring liquidity risk and evaluating the Group’s short-term liquidity position within the liquidity framework. It complements the intraday operational liquidity management process and the long-term liquidity strategy, represented by the Funding Matrix.

Our global liquidity stress testing process is managed by Treasury in accordance with the Management Board approved risk appetite. Treasury is responsible for the design of the overall methodology, including the definition of the stress scenarios, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into model results. Liquidity Risk Control Oversight and Validation (“LRC O&V”) are responsible for the independent validation of methodologies and Liquidity Risk Control Reporting and Analytics (“LRC R&A”) for implementing these methodologies in conjunction with Treasury and IT. LRC R&A is also responsible for the stress test calculation.

We use stress testing and scenario analysis to evaluate the impact of sudden and severe stress events on our liquidity position. The scenarios we apply are based on historic events, such as the 2008 financial markets crisis.

Deutsche Bank has selected five scenarios to calculate the Group’s stressed Net Liquidity Position (“sNLP”). These scenarios capture the historical experience of Deutsche Bank during periods of idiosyncratic and/or market-wide stress and are assumed to be both plausible and sufficiently severe as to materially impact the Group’s liquidity position. A global market crisis, for example, is covered by a specific stress scenario (systemic market risk) that models the potential consequences as seen, e.g., during the recent financial crisis. Additionally, we have introduced regional market stress scenarios. Under each of the scenarios we assume a high degree of maturing loans to non-wholesale customers is rolled-over, to support our business franchise. Wholesale funding, from the most risk sensitive counterparties (including banks, and money-market mutual funds) is assumed to roll-off at contractual maturity or even be bought back, in the acute phase of the stress.

In addition, we include the potential funding requirements from contingent liquidity risks which might arise, including credit facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger.

We then model the actions we would take to counterbalance the outflows incurred. Countermeasures include our Liquidity Reserves and asset liquidity from other unencumbered securities.

119	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Stress testing is conducted at a global and individual legal entity level and across significant non-eurozone currencies, in particular, U.S. dollar and GBP as the major non-EUR funding currencies. We review our stress-testing assumptions on a regular basis and have increased the severity of a number of these assumptions throughout the course of 2015.

We run the liquidity stress test over an eight-week horizon, which we consider the most critical time span in a liquidity crisis, and apply the relevant stress assumptions to risk drivers from on-balance sheet and off-balance sheet products on a daily basis. Beyond the eight week time horizon, we analyze the impact of a more prolonged stress period, extending to twelve months. This stress testing analysis is performed monthly.

Our internal risk appetite is to maintain a surplus of at least € 5 billion throughout the 8 week stress horizon under all scenarios for our monthly aggregate currency stress test.

The table on page 181 shows the results of our internal liquidity stress test under the various different scenarios.

Liquidity Coverage Ratio

In addition to our internal stress test result, the Group has a Management Board approved risk appetite for the Liquidity Coverage Ratio (“LCR”). Finalized by the Basel Committee in January 2013, the LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR was required in Europe from October 1, 2015. The Liquidity Coverage Ratio is subject to a transitional phase-in period, which started at 60 % on October 1, 2015, rising to 70 % from January 1,, 2016, 80 % in 2017 and 100 % in 2018.

The LCR complements the internal stress testing framework. By maintaining a ratio in excess of minimum regulatory requirements, the LCR ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.

Our internal risk appetite is to maintain a LCR ratio of at least 105%.

Key differences between the liquidity stress test and LCR include the time horizon (eight weeks versus 30 days), classification and haircut differences between Liquidity Reserves and the LCR HQLA, outflow rates for various categories of funding, and inflow assumption for various assets (for example, loan repayments).Our liquidity stress test also includes outflows related to intraday liquidity assumptions, which the LCR excludes.

Funding Risk Management

Structural Funding

Deutsche Bank’s primary tool for monitoring and managing funding risk is the Funding Matrix. The Funding Matrix assesses the Group’s structural funding profile for the greater than one year time horizon. To produce the Funding Matrix, all funding-relevant assets and liabilities are mapped into time buckets corresponding to their contractual or modeled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures.

The liquidity maturity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity maturity profile, it is replaced by modelling assumptions. Short-term balance sheet items (<1yr) or matched funded structures (asset and liabilities directly matched with no liquidity risk) can be excluded from the term analysis.

Deutsche Bank	1 – Management Report	120
Annual Report 2015

The bottom-up assessment by individual business line is combined with a top-down reconciliation against the Group’s IFRS balance sheet. From the cumulative term profile of assets and liabilities beyond 1 year, any long-funded surpluses or short-funded gaps in the Group’s maturity structure can be identified. The cumulative profile is thereby built up starting from the above 10 year bucket down to the above 1 year bucket.

The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital markets issuance plan establishes issuing targets for securities by tenor, volume and instrument. We also maintain a stand-alone U.S. dollar and GBP funding matrix which limits the maximum short position in any time bucket (>1 year to >10 years) to € 10 billion and € 5 billion respectively. This supplements the risk appetite for our aggregate currency funding matrix which requires us to maintain a positive funding position in any time bucket (>1 year to > 10 years).

Net Stable Funding Ratio

The Net Stable Funding Ratio was proposed as part of Basel 3, as the regulatory metric for assessing a bank’s structural funding profile. The NSFR is intended to reduce medium to long-term funding risks by requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held).

Although the NSFR is scheduled to become a minimum standard internationally, by January 1, 2018, the ratio is subject to national implementation. In Europe, rules on the NSFR are due to be finalized by the European Commission, in the form of a Legislative Proposal due at the end of 2016. Therefore, for European banks, the final format of the ratio and associated implementation timeframe has not yet been confirmed.

We are currently in the process of assessing the impacts of the NSFR, and would expect to formally embed this metric within our overall liquidity risk management framework, once the relevant rules and timing within Europe have been finally determined.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources come from capital markets and equity, retail, and transaction banking clients. Other customer deposits and secured funding and shorts are additional sources of funding. Unsecured wholesale funding represents unsecured wholesale liabilities sourced primarily by our Treasury Pool division. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To promote the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe. In addition, we have established a program for the purposes of issuing Covered Bonds under Spanish law (Cedulas).

Unsecured wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year.

To avoid any unwanted reliance on these short-term funding sources, and to promote a sound funding profile, which complies with the defined risk appetite, we have implemented limits (across tenors) on these funding sources, which are derived from our monthly stress testing analysis. In addition, we limit the total volume of unsecured wholesale funding to manage the reliance on this funding source as part of the overall funding diversification.

The chart on page 178 shows the composition of our external funding sources that contribute to the liquidity risk position, both in EUR billion and as a percentage of our total external funding sources.

121	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Funds Transfer Pricing

The funds transfer pricing framework applies to all businesses and regions and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Deutsche Bank’s funds transfer pricing framework reflects regulatory principles and guidelines. Within this framework all funding and liquidity risk costs and benefits are allocated to the firm’s business units based on market rates. Those market rates reflect the economic costs of liquidity for Deutsche Bank. Treasury might set further financial incentives in line with the bank’s liquidity risk guidelines. While the framework promotes a diligent group-wide allocation of the bank's funding costs to the liquidity users, it also provides an incentive based compensation framework for businesses generating stable long-term and stress compliant funding. Funding relevant transactions are subject to liquidity (term) premiums and/or other funds transfer pricing mechanisms depending on market conditions. Liquidity premiums are set by Treasury and reflected in a segregated Treasury liquidity account which is the aggregator of liquidity costs and benefits. The management and allocation of the liquidity account cost base is the key variable for funds transfer pricing within Deutsche Bank.

Liquidity Reserves

Liquidity reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets.

The volume of our liquidity reserves is a function of our expected daily stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable within the Group, or can be applied against local entity stress outflows. We hold the vast majority of our liquidity reserves centrally, at our parent and our foreign branches with further reserves held at key locations in which we are active. While we hold our reserves across major currencies, their size and composition are subject to regular senior management review.

Asset Encumbrance

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. We generally encumber loans to support long-term capital markets secured issuance such as Pfandbriefe or other self-securitisation structures, while financing debt and equity inventory on a secured basis is a regular activity for our Global Markets business. Additionally, in line with the EBA technical standards on regulatory asset encumbrance reporting, we consider assets placed with settlement systems, including default funds and initial margins as encumbered, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks. We also include derivative margin receivable assets as encumbered under these EBA guidelines.

Deutsche Bank	1 – Management Report	122
Annual Report 2015

Business (Strategic) Risk Management

Strategic Risk is the risk of a potential earnings downside due to revenues and/or costs underperforming plan targets. Strategic Risk may arise from poor strategic positioning, failure to execute strategy or lack of effective responses to material negative plan deviations caused by either external or internal factors (including macro, financial and idiosyncratic drivers). Strategic Risk has been defined as part of overall Business Risk.

The key aim of Strategic Risk Management is to strengthen the bank´s earnings resilience and protect it against undue earnings volatility to support overall risk appetite targets (especially CET 1 ratio and Leverage Ratios). We aim to achieve this by identifying, assessing, limiting, mitigating and monitoring key strategic risks.

Currently, the modelling and quantitative measurement of Strategic Risk is primarily covered by our internal economic capital (EC) framework. In 2016, we will implement a comprehensive framework to manage Strategic Risk.

Reputational Risk Management

Within our risk management process, we define reputational risk as the risk of possible damage to DB’s brand and reputation, and the associated risk to earnings, capital or liquidity, arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with DB’s values and beliefs.

Our reputational risk is governed by the Reputational Risk Framework (the Framework). The Framework was established to provide consistent standards for the identification, assessment and management of reputational risk issues. While every employee has a responsibility to protect DB’s reputation, the primary responsibility for the identification, assessment, management, monitoring and, if necessary, referring or reporting, of reputational risk matters lies with DB’s Business Divisions. Each employee is under an obligation, within the scope of his/her activities, to be alert to any potential causes of reputational risk and to address them according to the Framework.

If a potential reputational risk is identified, it is required to be referred for further consideration within the Business Division through their Unit Reputational Risk Assessment Process. In the event that a matter is deemed to carry a material reputational risk and/or meets one of the mandatory referral criteria, it must be referred through to one of the four Regional Reputational Risk Committees (RRRCs) for further review as the 2nd line of defence. The RRRCs are sub-committees of the Group Reputational Risk Committee (GRRC) and are responsible for the oversight, governance and coordination of the management of reputational risk in their respective regions of Deutsche Bank on behalf of the Management Board. In exceptional circumstances, matters can also be referred by the RRRCs to the GRRC.

The modelling and quantitative measurement of reputational risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

Model Risk Management

Model Risk is the risk of possible adverse consequences of decisions based on models that are inappropriate, incorrect, or misused. In this context, a model is defined as a quantitative method, system, or approach that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates.

123	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Management	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

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

—

Model risk governance supports establishment of a front-to-back model risk management framework which includes defining common standards for model development, usage and validation; identification and remediation of issues and inconsistencies in modeling; and maintenance of a bank-wide model inventory; and

—

Key senior management forums to address model risk are the Group Model Risk Management Committee (“GMRMC”) and the Pricing Model Risk Management Committee (“PMRMC”). Both are subcommittees of the CaR and act on behalf of the Management Board. The PMRMC is responsible for management and oversight of model risk from valuation models (front office models that are used for official pricing and risk management of trading positions). The GMRMC is responsible for management and oversight of model risk from risk and capital models.

The modeling and quantitative measurement of model risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

Compliance Risk Management

Compliance Risk is defined as the current or prospective risk to earnings and capital arising from violations or non-compliance with laws, rules, regulations, agreements, prescribed practices or ethical standards and can lead to fines, damages and/ or the voiding of contracts and can diminish an institution’s reputation.

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

The modeling and quantitative measurement of compliance risk internal capital is implicitly covered in our economic capital framework primarily within operational and strategic risk.

Deutsche Bank	1 – Management Report	124
Annual Report 2015

Insurance Specific Risk Management

Our exposure to insurance risk relates primarily to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions and Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risk that has been classified as material risk. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks:

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

Risk Concentration and Risk Diversification

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

The most senior governance body for the oversight of risk concentrations throughout 2015 was the Portfolio Risk Committee (PRC), which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

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

125	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Risk and Capital Performance

Capital and Leverage Ratio

Regulatory Capital

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In these cases, our CRR/CRD 4 fully loaded methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions.

This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”). Therein not included are insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also “solvency margin”) calculation under the German Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

The total regulatory capital pursuant to the effective regulations as of year-end 2015 comprises Tier 1 and Tier 2 (T2) capital. Tier 1 capital is subdivided into Common Equity Tier 1 (CET 1) capital and Additional Tier 1 (AT1) capital.

Common Equity Tier 1 (CET 1) capital consists primarily of common share capital (reduced by own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to regulatory adjustments (i.e. prudential filters and deductions). Prudential filters for CET 1, according to Articles 32 to 35 CRR, include (i) securitization gain on sale, (ii) cash flow hedges and changes in the value of own liabilities, and (iii) additional value adjustments. CET 1 capital deductions comprise (i) intangible assets, (ii) deferred tax assets that rely on future profitability, (iii) negative amounts resulting from the calculation of expected loss amounts, and (iv) net defined benefit pension fund assets, (v) reciprocal cross holdings in the capital of financial sector entities, (vi) significant and non-significant investments in the capital (CET 1, AT1, T2) of financial sector entities above certain thresholds. All items not deducted (i.e. amounts below the threshold) are subject to risk-weighting.

Additional Tier 1 (AT1) capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1, and during the transitional period grandfathered instruments eligible under earlier frameworks. To qualify as AT1 under CRR/CRD 4 instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements (perpetual with no incentive to redeem; institution must have full dividend/coupon discretion at all times, etc.).

Deutsche Bank	1 – Management Report	126
Annual Report 2015

Tier 2 (T2) capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated T2. To qualify as T2 capital instruments or subordinated debt must have an original maturity of at least five years. Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during transitional period and are phased out from 2013 to 2022 with their recognition capped at 70 % in 2015 and the cap decreasing by 10 % every year.

Capital Instruments

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations for 2014 as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until the 2015 Annual General Meeting (May 21, 2015), we purchased 25.6 million shares. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.2 million as of the 2015 Annual General Meeting.

Our Management Board received approval from the 2015 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. We have received approval from the BaFin for share buybacks for 2015 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until December 31, 2015, 20.7 million shares have been purchased, of which 4.7 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.3 million as of December 31, 2015. For 2016, we have received approval from the ECB for share buybacks according to new CRR/CRV 4 rules up to a maximum amount of 28 million shares.

Until the 2015 Annual General meeting, the authorized capital available to the Management Board was € 257 million (100 million shares). The conditional capital stood at € 486 million (190 million shares). Moreover, the 2014 Annual General Meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

New authorized capital of € 1,760 million (688 million shares) replacing old authorizations has been approved by the 2015 Annual General Meeting and the new authorizations have been legally registered. The conditional capital remains unchanged at € 486 million (190 million shares).

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For December 31, 2015, this resulted in eligible Additional Tier 1 instruments of € 11.1 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 6.5 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). Eight Hybrid Tier 1 capital instruments with a notional of € 4.7 billion and an eligible equivalent amount of € 4.4 billion have been called in 2015. € 5.9 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

127	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

On February 17, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of € 1.25 billion. The notes pay a coupon of 2.75%, have a denomination of € 1,000 and are due February 17, 2025. They were issued in transactions outside of the United States not subject to the registration requirements of the Securities Act of 1933, as amended, and were not offered or sold in the United States.

On April 1, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of U.S.$ 1.50 billion. The notes pay a coupon of 4.50%, have a denomination of U.S.$ 200,000 and integral multiples of U.S.$ 1,000 in excess thereof and are due April 1, 2025. They were issued as transactions under the registration requirements of the US Securities Act of 1933.

Furthermore, we issued new callable fixed to fixed reset rate subordinated Tier 2 notes with an aggregate amount of CNY 1.41 billion on April 10, 2015. The notes have a denomination of CNY 1,000,000 and are due April 10, 2025. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

The total of our Tier 2 capital instruments as of December 31, 2015 recognized during the transition period under CRR/CRD 4 was € 6.6 billion. As of December 31, 2015, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 8.0 billion. Four Tier 2 capital instruments with a notional of € 0.7 billion and an eligible equivalent amount of € 0.2 billion have been called in 2015.

Minimum capital requirements and additional capital buffers

The CET 1 minimum capital requirements applicable to the Group increased from 4 % of risk-weighted assets (RWA) in 2014 to 4.5 % of RWA from 2015 onwards. The total capital requirement of 8 % demands further resources that may be met with up to 1.5 % AT1 capital and up to 2 % Tier 2 capital from 2015 onwards.

Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. We complied with the regulatory capital adequacy requirements in 2015. Our subsidiaries which were not included in our regulatory consolidation due to their immateriality did not have to comply with own minimum capital standards in 2015.

In addition to these minimum capital requirements, the following capital buffer requirements will be phased-in starting 2016 (other than the systemic risk buffer, if any, which is not subject to any phase-in) and will become fully effective from 2019 onwards. The buffer requirements must be met in addition to the minimum capital requirements, but can be drawn down in times of economic stress.

In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with the Deutsche Bundesbank resulting in a G-SII buffer requirement of 2 % CET 1 capital of RWA in 2019. This is in line with the Financial Stability Board (FSB) assessment of systemic importance based on the indicators as published in 2014. The additional buffer requirement of 2 % for G-SIIs will be phased in starting 2016 with 0.5%. We will continue to publish our indicators on our website.

The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD 4 and equals a requirement of 2.5 % CET 1 of RWA. The additional buffer requirement of 2.5 % will be phased in starting 2016 with 0.625%.

The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system wide risk. It may vary between 0 % and 2.5 % CET 1 of RWA by 2019. In exceptional cases, it could also be higher than 2.5%. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. No institution-specific countercyclical buffer applied to Deutsche Bank in 2015. The countercyclical capital buffer is expected to be insignificant in 2016.

Deutsche Bank	1 – Management Report	128
Annual Report 2015

In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5 % CET 1 of RWA. It is to be noted that unless certain exceptions apply only the higher of the systemic risk buffer and the G-SII buffer must be applied. As of year-end 2015, no systemic risk buffer applied to Deutsche Bank.

The following graph gives an overview of the different minimum capital requirements and capital buffer requirements:

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10.00% (on a phase-in basis) going forward. On December 4, 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis under applicable transitional rules under CRR/CRD 4 at all times. This requirement includes the capital conservation buffer, but does not include all other buffers (e.g. the G-SII buffer).

Consequently, in December 2015 our SREP CET 1 requirements amounted to 10.25%. Considering the phasing of the G-SII buffer but not the countercyclical buffer, our 2016 SREP CET 1 requirements increase to 10.75%.

129	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of December 31, 2015 amounted to € 58.2 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 52.4 billion and Additional Tier 1 (AT1) capital of € 5.8 billion. The CRR/CRD 4 Tier 1 capital was € 5.7 billion lower than at the end of 2014, primarily driven by a decrease in CET 1 capital of € 7.7 billion since year end 2014 while AT1 capital increased by € 2.0 billion in the same period.

The € 7.7 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of the net loss attributable to Deutsche Bank shareholders and additional equity components of € 6.8 billion in 2015. The € 5.8 billion net loss attributable to the impairment of goodwill and other intangible assets in the third quarter of 2015 was to the extent neutral to which goodwill and other intangible assets were deducted from CET 1 and AT1 capital on a phase-in basis before the impairment. The Decision (EU) (2015/4) of the ECB enforces the recognition of the year end loss in CET 1 capital. Deutsche Bank’s revised common share dividend policy refers to the ECB decision as long as the Management Board does not decide and officially announce a different dividend level for the respective year. Following the announcement in 2015 to pay no dividend to common shareholders, no common share dividend has been accrued for 2015. The decrease in CET 1 capital was furthermore driven by the first-time consideration of additional value adjustments (based on the Regulatory Technical Standard on prudent valuation issued by the EBA) in September 30, 2015. Additional value adjustments amounted to € 1.9 billion as per December 31, 2015. The effect on CRR/CRD 4 CET 1 capital was partly compensated by a benefit from the related reduction of the negative amounts resulting from the calculation of expected loss amounts. Deductions of deferred tax assets increased by € 1.0 billion in 2015 mainly as a result of higher deferred tax assets largely due to the net loss as well as threshold effects under the 10/15 % rule. Overall, regulatory adjustments increased due the higher phase-in rate of 40 % in 2015 compared to 20 % in 2014. CRR/CRD 4 CET 1 capital was positively impacted by Currency Translation Adjustments of € 2.0 billion and further positive foreign exchange effects in 2015.

The € 2.0 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 5.5 billion lower than at year end 2014, also impacted by the impairments of goodwill and other intangible assets) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 40 % in 2015 (20 % in 2014) and decreased correspondingly on the level of AT1 capital to 60 % in 2015 (80 % in 2014). The reduction of regulatory adjustments on the level of AT1 capital over-compensated the decrease in our CRR/CRD 4 AT1 capital instruments of € 3.5 billion (compared to December 31, 2014) that resulted mainly from our redemptions of legacy Hybrid Tier 1 capital instruments.

Our fully loaded CRR/CRD 4 Tier 1 capital as of December 31, 2015 was € 48.7 billion, compared to € 50.7 billion at the end of 2014. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 44.1 billion as of December 31, 2015, compared to € 46.1 billion as of December 31, 2014. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of December 2015, nearly unchanged compared to year end 2014.

The decrease of our fully loaded CET 1 capital of € 2.0 billion compared to year end 2014 was due to the fact that the negative impacts (net loss of € 6.8 billion, first-time prudent valuation deduction of € 1.9 billion) were partially reduced by positive counter-effects. These constitute predominantly lower deductions of goodwill and other intangible assets mainly due to impairments (€ 4.5 billion lower deduction compared to year end 2014), a reduced deduction of negative amounts from the calculation of expected loss amounts (€ 0.6 billion lower deduction compared to year end 2014 as a consequence of the prudent valuation assessment) and a positive impact from the change of the foreign currency exchange rates since year end 2014.

Deutsche Bank	1 – Management Report	130
Annual Report 2015

Transitional template for regulatory capital, RWA and capital ratios
	Dec 31, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,088	37,088	37,144	37,144

Retained earnings	27,607	27,607	26,509	26,509

Accumulated other comprehensive income (loss), net of tax	4,096	4,281	1,617	1,923

Independently reviewed interim profits net of any foreseeable charge or dividend	(7,025)	(7,025)	481	481

Other	0	92	0	118

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	61,766	62,042	65,750	66,175

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,877)	(1,877)	0	0

Other prudential filters (other than additional value adjustments)	(622)	(330)	(725)	(391)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,439)	(3,376)	(12,979)	(2,596)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,310)	(1,324)	(2,620)	(524)

Negative amounts resulting from the calculation of expected loss amounts	(106)	(58)	(712)	(147)

Defined benefit pension fund assets (negative amount)	(1,173)	(469)	(961)	(192)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(76)	(39)	(54)	(11)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 15 % threshold and net of eligible short positions) (negative amount)	(818)	(278)	(499)	(84)

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 15 % threshold) (negative amount)	(953)	(324)	(778)	(133)

Other regulatory adjustments	(291)	(1,537)	(345)	(1,994)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(17,665)	(9,613)	(19,674)	(6,072)

Common Equity Tier 1 (CET 1) capital	44,101	52,429	46,076	60,103

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	6,482	N/M	10,021

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	11,157	4,676	14,696

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(48)	(57)	(57)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(5,316)	N/M	(10,845)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(5,365)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,551	5,793	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	48,651	58,222	50,695	63,898

Tier 2 (T2) capital	12,325	6,299	12,376	4,395

Total capital (TC = T1 + T2)	60,976	64,522	63,072	68,293

Total risk-weighted assets	396,714	397,382	393,969	396,648

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.1	13.2	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.3	14.7	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	15.4	16.2	16.0	17.2

131	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Reconciliation of shareholders’ equity to regulatory capital

	Dec 31, 2015	Dec 31, 2014
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	62,678	68,351

Deconsolidation/Consolidation of entities	(681)	(1,419)
Thereof:
Additional paid-in capital	(5)	(5)
Retained earnings	(369)	(1,107)
Accumulated other comprehensive income (loss), net of tax	(307)	(306)

Total shareholders' equity per regulatory balance sheet	61,997	66,932

Noncontrolling interest based on transitional rules	92	118

Accrual for dividend and AT1 coupons	(231)	(1,182)

Reversal of deconsolidation/consolidation of the position Accumulated other comprehensive income (loss), net of tax, during transitional period	184	306

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	62,042	66,175

Additional value adjustments	(1,877)	0

Other prudential filters (other than additional value adjustments)	(330)	(391)

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(1,246)	(1,648)

Goodwill and other intangible assets (net of related tax liabilities)	(3,376)	(2,596)

Deferred tax assets that rely on future profitability	(1,648)	(657)

Defined benefit pension fund assets	(469)	(192)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(278)	(84)

Other regulatory adjustments	(389)	(503)

Common Equity Tier 1 capital	52,429	60,103

Development of regulatory capital

	CRR/CRD 4
in € m.	Dec 31, 2015	Dec 31, 2014
Common Equity Tier 1 (CET 1) capital—opening amount	60,103	38,534

Common shares, net effect	0	921

Additional paid-in capital	(53)	7,429

Retained earnings	(6,097)	1,077

Common shares in treasury, net effect/(+) sales (–) purchase	(3)	6

Movements in accumulated other comprehensive income	2,759	2,947

Accrual for dividend and AT1 coupons	(231)	(1,182)

Additional value adjustments	(1,877)	0

Goodwill and other intangible assets (net of related tax liabilities)	(780)	8,870

Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(800)	(524)

Negative amounts resulting from the calculation of expected loss amounts	89	283

Defined benefit pension fund assets	(277)	(192)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(194)	1,505

Securitization positions not included in risk-weighted assets	0	945

Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	(191)	(133)

Other, including regulatory adjustments	(19)	(383)

Common Equity Tier 1 (CET 1) capital - closing amount	52,429	60,103

Additional Tier 1 (AT1) Capital – opening amount	3,794	12,182

New Additional Tier 1 eligible capital issues	0	0

Matured and called instruments	(4,289)	(2,512)

Transitional arrangements	5,529	(11,292)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	5,320	(10,383)

Other, including regulatory adjustments	759	5,416

Additional Tier 1 (AT1) Capital – closing amount	5,793	3,794

Tier 1 capital	58,222	63,898

Tier 2 (T2) capital – closing amount	6,299	4,395

Total regulatory capital	64,522	68,293

Deutsche Bank	1 – Management Report	132
Annual Report 2015

Development of risk-weighted assets

The table below provides an overview of RWA broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Within credit risk, the line item “Other” in advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item “Other” includes RWA from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

Risk-weighted assets by model approach and business division according to transitional rules

	Dec 31, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	89,811	72,171	42,435	12,942	13,028	11,633	242,019
Segment reallocation	(3,515)	536	4,854	376	76	(2,328)	0

Advanced IRBA	85,249	61,655	32,253	10,346	7,858	12,862	210,223
Central Governments and Central Banks	3,990	45	1,077	1	6	9,500	14,619
Institutions	8,497	1,303	3,472	140	382	355	14,149
Corporates	59,482	11,369	26,837	3,945	2,944	882	105,459
Retail	192	38,910	23	130	725	0	39,980
Other	13,088	10,028	844	6,131	3,801	2,125	36,016

Foundation IRBA	2,083	3,076	174	0	0	0	5,333
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	5	0	0	0	0	5
Corporates	2,083	3,072	174	0	0	0	5,329

Standardized Approach	5,172	6,792	5,154	2,219	5,093	1,099	25,530
Central Governments or Central Banks	24	146	30	2	0	0	202
Institutions	539	86	33	11	2	0	671
Corporates	2,473	1,441	3,511	1,147	739	573	9,884
Retail	6	4,172	239	34	567	0	5,018
Other	2,129	948	1,342	1,027	3,785	525	9,755

Risk exposure amount for default funds contributions	821	111	0	0	0	0	933

Settlement Risk	9	0	0	0	0	0	9

Credit Valuation Adjustment (CVA)	12,012	434	2	347	3,083	0	15,877
Internal Model Approach	11,957	396	2	343	3,082	0	15,780
Standardized Approach	55	38	0	4	1	0	97

Market Risk	33,795	32	173	1,268	14,286	0	49,553
Internal Model Approach	28,776	0	173	373	8,741	0	38,063
Standardized Approach	5,019	32	0	895	5,545	0	11,491

Operational Risk [1]	59,503	7,644	9,456	9,252	4,069	0	89,923
Advanced measurement approach	59,503	7,644	9,456	9,252	4,069	0	89,923

Total	195,130	80,280	52,066	23,808	34,465	11,633	397,382

[1]	The movements for the business divisions are due to a change in the allocation methodology performed in the first quarter 2015.

133	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	83,548	69,584	41,740	7,310	19,280	22,666	244,128
Segment reallocation	(2,200)	520	3,327	330	94	(2,071)	0

Advanced IRBA	77,263	58,786	31,763	3,910	13,062	14,638	199,422
Central Governments and Central Banks	3,948	124	1,020	0	74	218	5,385
Institutions	8,359	1,538	3,103	73	623	171	13,869
Corporates	55,678	9,938	26,916	2,740	5,062	1,199	101,533
Retail	121	37,852	30	91	773	0	38,867
Other	9,157	9,334	694	1,006	6,529	13,049	39,769

Foundation IRBA	2,079	3,303	107	0	1	0	5,491
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,079	3,303	107	0	1	0	5,490

Standardized Approach	4,804	6,884	6,542	3,070	6,122	10,099	37,522
Central Governments or Central Banks	21	63	27	3	0	0	114
Institutions	593	124	51	4	3	35	810
Corporates	2,841	1,401	4,747	1,111	1,075	584	11,759
Retail	7	4,064	422	45	1,141	18	5,697
Other	1,341	1,232	1,296	1,908	3,903	9,462	19,142

Risk exposure amount for default funds contributions	1,601	90	1	0	1	0	1,693

Settlement Risk	25	0	0	0	0	1	27

Credit Valuation
Adjustment (CVA)	16,024	445	7	445	4,019	262	21,203
Internal Model Approach	15,953	417	7	443	3,953	1	20,774
Standardized Approach	71	28	0	2	66	261	428

Market Risk	44,469	92	199	2,483	16,967	0	64,209
Internal Model Approach	31,439	0	199	1,339	8,625	0	41,602
Standardized Approach	13,029	92	0	1,144	8,342	0	22,607

Operational Risk	31,512	9,605	1,321	6,368	18,275	0	67,082
Advanced measurement approach	31,512	9,605	1,321	6,368	18,275	0	67,082

Total	175,578	79,725	43,268	16,607	58,541	22,929	396,648

The RWA according to CRR/CRD 4 were € 397.4 billion as of December 31, 2015, compared with € 396.6 billion at the end of 2014. The overall increase of € 0.8 billion largely reflects an increase in operational risk RWA assets of € 22.8 billion that is offset by reductions in the other risk categories. Operational Risk RWA are up primarily due to legal operational risk losses including legal provisions as well as an increased operational risk loss profile of the banking industry. Credit Risk RWA are € 2.1 billion lower mainly as a result of a revised treatment of pension fund exposure calculation as well as de-risking activities partly offset by increases from foreign exchange movements. The lower RWA for market risk are largely attributable to lower risk levels coming from the market risk standardized approach for securitisation positions. The € 5.3 billion reduction in RWA for CVA is mainly driven by de-risking and hedging activities.

RWA calculated on CRR/CRD 4 fully loaded basis were € 396.7 billion as of December 31, 2015 compared with € 394.0 billion at the end of 2014. The increase was driven by the same movements as outlined for transitional rules. The fully loaded RWA were € 668 million lower than the risk-weighted assets under the transitional rules due to lower risk-weighted assets coming from our deferred tax assets that arise from temporary differences and from our significant holdings of CET 1 instruments of financial sector entities, which are both subject to the threshold exemptions as outlined in Article 48 CRR.

More specifically the following key drivers of RWA movements have been observed.

Deutsche Bank	1 – Management Report	134
Annual Report 2015

Credit Risk RWA decreased by 0.9 % or € 2.1 billion, reflecting:

—

Book size, reflecting organic changes in our portfolio size and composition, decreased by € 4.8 billion in 2015, compared to a decline of € 5 billion in 2014. This decline was primarily driven by derivatives and security financing transaction positions mainly in our Core Bank reflecting de-risking activities.

—

Methodology and policy, reflecting RWA movements resulting from externally, regulatory-driven changes, decreased by € 3.3 billion in 2015, compared to an increase of € 24 billion in 2014, mainly as a result from the application of a revised treatment to defined benefit pension fund exposure, partly offset by a change in the applicable risk weight exposure to insurance companies.

—

Book quality, representing the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities, decreased by € 2.1 billion in 2015, compared to € 2.3 billion in 2014, driven by improvements in the underlying exposure risk profile partly offset by the impact from recalibrations of risk parameter and process enhancements.

—

The decrease in the category “Other”, which represents changes not included in the other categories described in this paragraph, of € 2.7 billion in 2015, compared to an increase of € 5.0 billion in 2014, was mainly driven by movements resulting from the transitional treatment of our defined benefit pension fund assets as well as from movements applying the 10/15 % threshold rule.

—	Credit Risk RWA were also impacted by foreign exchange movements € 10.4 billion in 2015, compared to € 11.8 billion in 2014, mainly resulting from a strengthening US Dollar.

Market Risk RWA decreased by 23 % or € 14.7 billion, reflecting:

—

Movements in risk levels, reflecting movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, contributed to € 27.7 billion in 2015, compared to a decline of € 10.2 billion in 2014, and were predominantly due to lower risk levels in the Market Risk Standard Approach, Value-at-Risk, Stressed Value-at-Risk and Incremental Risk Charge components, mainly reflecting de-risking activities in the Non-Core Operations Unit (which particularly impacted the Market Risk Standardized Approach).

—

Offsetting effects in the category methodology and policy, representing changes in our internal models, such as methodology enhancements, of € 5.7 billion in 2015, compared to € 20.1 billion in 2014, resulted from the termination of the transitional period granted by Article 337 (4) CRR for the Market Risk Standardized Approach, as well as in market data changes and recalibrations by € 3.9 billion. As a result, the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums.

—

Market data changes, resulting from fluctuations in market data levels, volatilities, correlations, liquidity and ratings, resulted in a market risk RWA impact of € 3.9 billion, compared to a decrease of € 0.7 billion in 2014.

—	Market risk RWA were also impacted by foreign exchange movements of € 1.9 billion compared to € 2.7 billion in 2014, which were predominately reflected in the Market Risk Standardized Approach.

Operational Risk RWA increased by 34 % or € 22.8 billion reflecting:

—

Loss profile changes (internal and external) contributed € 24.2 billion in 2015, compared to € 9.3 billion in 2014, mainly driven by the early recognition of enhancements to our Advanced Measurement Approach model (contributing additional RWA of € 7.7 billion), further effects from a model change related to reasonable possible litigation losses and by large external market operational risk events, which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions. From the third quarter 2014, further effects from the model change related to reasonably possible litigation losses are shown under the category “loss profile changes”.

135	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Credit Valuation Adjustment RWA decreased by 25 % or € 5.3 billion reflecting:

—

Movement in risk levels, which includes changes to the portfolio size and composition, decreased by € 5.2 billion primarily due to de-risking of the portfolio throughout the year and due to re-optimization of the CVA RWA hedging program and market volatility.

—	Credit valuation adjustment RWA were also impacted by foreign exchange movements of € 1.9 billion, mainly resulting from a strengthening US Dollar.

Economic Capital

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition has been further aligned with the CRR/CRD 4 capital framework. Additional valuation adjustments, expected loss shortfall, home loans and savings protection and holdings of own capital instruments are now deducted from Pillar 2 capital supply. The prior year information has been revised accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Dec 31, 2015	Dec 31, 2014
Capital supply

Shareholders' equity	62,678	68,351

Fair value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(407)	(544)

Defined benefit pension fund assets [2]	(1,173)	(961)

Deferred tax assets	(7,762)	(6,865)

Additional valuation adjustments	(1,877)	0

Expected Loss Shortfall	(106)	(712)

Home loans and savings protection	(291)	(345)

Holdings of own capital instruments	(62)	(54)

Fair Value adjustments for financial assets reclassified to loans [3]	(147)	0

Noncontrolling Interests [4]	0	0

Hybrid Tier 1 capital instruments	11,962	16,158

Tier 2 capital instruments	8,016	6,620

Capital supply	70,832	81,648

Capital demand

Total economic capital requirement	38,442	31,866
Credit risk	13,685	12,885
Market risk	17,436	14,852
Operational risk	10,243	7,598
Business risk	5,931	3,084
Diversification benefit	(8,852)	(6,554)

Intangible assets	10,078	14,951

Capital demand	48,520	46,817

Internal capital adequacy ratio	146%	174%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[4]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

Deutsche Bank	1 – Management Report	136
Annual Report 2015

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 146 % as of December 31, 2015, compared with 174 % as of December 31, 2014. The change of the ratio was driven by a decrease in capital supply and a higher economic capital usage. Shareholders’ equity decreased by € 5.7 billion mainly driven by goodwill impairments. Hybrid Tier 1 capital instruments decreased by € 4.2 billion mainly driven by called capital instruments. Tier 2 capital instruments increased by 1.4 billion mainly due to the issuance of new instruments. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Risk Profile”, partly offset by a decrease in intangible assets due to goodwill impairments as explained in the section “Goodwill and Other Intangible Assets”.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

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

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Art. 429 of the CRR as per Delegated Regulation (EU) 2015/62 of 10 October 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

137	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

The Off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Dec 31, 2015	Dec 31, 2014
Total assets as per published financial statements	1,629	1,709

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	3	(28)

Adjustments for derivative financial instruments	(263)	(276)

Adjustment for securities financing transactions (SFTs)	25	16

Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	109	127

Other adjustments	(107)	(103)

Leverage ratio total exposure measure	1,395	1,445

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2015	Dec 31, 2014
Total derivative exposures	215	318

Total securities financing transaction exposures	164	152

Total off-balance sheet exposures	109	127

Other Assets	924	866

Asset amounts deducted in determining Tier 1 capital fully loaded	(17)	(19)

Tier 1 capital fully loaded	48.7	50.7

Total Exposures	1,395	1,445

Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.5	3.5

Description of the factors that had an impact on the leverage ratio in 2015

As of December 31, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.5 % compared to 3.5 % as of De- cember 31, 2014, taking into account as of December 31, 2015 a fully loaded Tier 1 capital of € 48.7 billion over an applicable exposure measure of € 1,395 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

Over the year 2015 the active management of our leverage exposure resulted in a decrease of the leverage ratio exposure amounting to € 129 billion, though this decrease was partly offset by foreign exchange impacts of € 79 billion primarily related to the appreciation of the U.S. dollar to the euro. The decrease of € 50 billion mainly reflects reductions in derivatives and securities financing transaction of € 91 billion. Off-balance sheet exposures reduced € 18 billion primarily from the application of revised EBA treatment to defined benefit pension fund assets. This was offset by increases on our balance sheet for cash, central bank and interbank balances by € 26 billion, loans by € 22 billion and financials assets available for sale by € 9 billion.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 24 as of December 31, 2015 compared to 23 as of December 31, 2014.

For main drivers of the Tier 1 capital development please refer to section Regulatory Capital in this report.

Deutsche Bank	1 – Management Report	138
Annual Report 2015

Credit Risk Exposure

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

Maximum Exposure to Credit Risk
Dec 31, 2015		Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and central bank balances	96,940	0	22	0	22

Interbank balances (w/o central banks)	12,842	0	57	13	70

Central bank funds sold and securities purchased under resale agreements	22,456	0	22,037	0	22,037

Securities borrowed	33,557	0	32,031	0	32,031

Financial assets at fair value through profit or loss [4]	734,449	409,317	152,858	699	562,874

Trading assets	119,991	0	4,615	519	5,134

Positive market values from derivative financial instruments	515,594	407,171	69,008	106	476,285

Financial assets designated at fair value through profit or loss	98,864	2,146	79,235	74	81,455

thereof:

Securities purchased under resale agreement	51,073	2,146	47,664	0	49,811

Securities borrowed	21,489	0	21,154	0	21,154

Financial assets available for sale [4]	71,368	0	760	0	760

Loans [5]	432,777	0	207,923	30,188	238,111

Other assets subject to credit risk	78,978	58,478	386	365	59,229

Financial guarantees and other credit related contingent liabilities [6]	57,325	0	5,730	8,166	13,897

Irrevocable lending commitments and other credit related commitments [6]	174,549	0	6,973	6,275	13,248

Maximum exposure to credit risk	1,715,241	467,795	428,777	45,707	942,279

[1] All amounts at carrying value unless otherwise indicated.
[2] Does not include credit derivative notional sold (€ 655,584 million) and credit derivative notional bought protection. Cash and central bank balances mainly relate to Liquidity Reserves.
[3] Bought credit protection is reflected with the notional of the underlying.
[4] Excludes equities, other equity interests and commodities.
[5] Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.
[6] Figures are reflected at notional amounts.

139	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Dec 31, 2014		Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Cash and central bank balances [4]	74,482	0	7	0	7

Interbank balances (w/o central banks) [4]	9,090	0	53	21	74

Central bank funds sold and securities purchased under resale agreements	17,796	0	16,988	0	16,988

Securities borrowed	25,834	0	24,700	0	24,700

Financial assets at fair value through profit or loss [5]	862,035	522,373	163,576	1,102	687,051

Trading assets	125,130	0	3,537	533	4,070

Positive market values from derivative financial instruments	629,958	519,590	76,512	336	596,439

Financial assets designated at fair value through profit or loss	106,947	2,782	83,527	233	86,542

thereof:

Securities purchased under resale agreement	60,473	2,415	58,058	0	60,473	[6]

Securities borrowed	20,404	368	19,955	0	20,323	[6]

Financial assets available for sale [5]	62,038	0	938	-	938

Loans [7]	410,825	0	205,376	28,496	233,872

Other assets subject to credit risk	85,061	67,009	768	363	68,140

Financial guarantees and other credit related contingent liabilities [8]	62,087	0	6,741	8,723	15,464

Irrevocable lending commitments and other credit related commitments [8]	154,446	0	5,958	8,582	14,540

Maximum exposure to credit risk	1,763,695	589,381	425,106	47,287	1,061,774

[1]  All amounts at carrying value unless otherwise indicated.

[2]  Does not include credit derivative notional sold (€ 680,699 million) and credit derivative notional bought protection. Cash and central bank balances mainly relate to Liquidity Reserves.

[3]  Bought credit protection is reflected with the notional of the underlying.

[4]  In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

[5]  Excludes equities, other equity interests and commodities.

[6]  Comparatives have been restated to include Netting.

[7]  Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.

[8]  Figures are reflected at notional amounts.

The overall decrease in maximum exposure to credit risk for December 31, 2015 was predominantly driven by a € 114.4 billion decrease in positive market values from derivative financial instruments during the period, partly offset by a € 22.5 billion increase in cash and central bank balances, € 22.0 billion increase in loans, € 20.1 billion increase in irrevocable loan commitments and other credit related commitments as well as foreign exchange impacts across various products.

Included in the category of trading assets as of December 31, 2015, were traded bonds of € 103.2 billion (€ 107.8 billion as of December 31, 2014) that are over 79 % investment-grade (over 80 % as of December 31, 2014). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 95 % were investment-grade (more than 94 % as of December 31, 2014).

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

Deutsche Bank	1 – Management Report	140
Annual Report 2015

Credit Quality of Financial Instruments neither Past Due nor Impaired

We derive our credit quality from internal ratings and group our exposures into classes as shown below. Please refer to section “Measuring Credit Risk” for more details about our internal ratings.

Credit Quality of Financial Instruments neither Past Due nor Impaired
	Dec 31, 2015
in € m. [1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Cash and central bank balances	91,154	2,377	1,918	1,311	68	111	96,940

Interbank balances (w/o central banks)	4,606	5,450	877	957	18	935	12,842

Central bank funds sold and securities purchased under resale agreements	3,607	15,590	1,870	1,234	37	118	22,456

Securities borrowed	24,306	5,380	1,461	2,361	49	0	33,557

Financial assets at fair value through profit or loss[2]	287,102	302,873	65,479	59,148	13,177	6,669	734,449

Trading assets	55,319	14,526	15,837	24,971	5,558	3,780	119,991

Positive market values from derivative financial instruments	184,183	271,328	36,100	17,265	4,894	1,824	515,594

Financial assets designated at fair value through profit or loss	47,601	17,019	13,543	16,912	2,724	1,065	98,864

thereof:
Securities purchased under resale agreement	15,371	10,120	10,053	13,699	968	863	51,073
Securities borrowed	17,629	3,819	8	33	0	0	21,489

Financial assets available for sale[2]	59,157	4,519	2,070	3,404	159	219	69,528

Loans [3]	52,022	59,376	123,334	136,404	40,348	9,387	420,871

thereof:
IAS 39 reclassified loans	1,672	461	878	627	76	397	4,110

Other assets subject to credit risk	30,724	26,465	6,924	13,615	941	308	78,978

Financial guarantees and other credit related contingent liabilities[4]	6,384	15,464	18,283	10,827	4,668	1,700	57,325

Irrevocable lending commitments and other credit related commitments[4]	23,035	46,220	44,603	37,643	21,212	1,834	174,549

Total	582,099	483,714	266,820	266,904	80,678	21,282	1,701,495

[1]     All amounts at carrying value unless otherwise indicated.

[2]     Excludes equities, other equity interests and commodities.

[3]     Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.

[4]     Figures are reflected at notional amounts.

141	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

		Dec 31, 2014
in € m. [1]	iAAA–iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Cash and central bank balances[2]	70,744	1,202	1,694	686	51	105	74,482

Interbank balances (w/o central banks)[2]	3,651	4,208	547	618	25	40	9,090

Central bank funds sold and securities purchased under resale agreements	854	13,564	1,553	1,414	332	79	17,796

Securities borrowed	18,705	5,200	1,114	727	88	0	25,834

Financial assets at fair value through profit or loss[3]	312,470	385,335	81,930	58,678	16,094	7,529	862,036

Trading assets	58,014	15,973	18,230	21,767	7,061	4,085	125,130

Positive market values from derivative financial instruments	208,057	348,179	46,675	20,062	5,120	1,865	629,958

Financial assets designated at fair value through profit or loss	46,399	21,183	17,025	16,848	3,914	1,578	106,947

thereof:
Securities purchased under resale agreement	17,213	13,820	12,432	14,219	1,529	1,259	60,473
Securities borrowed	17,110	3,266	20	7	0	0	20,404

Financial assets available for sale[3,4]	50,810	3,375	1,782	3,958	194	1,719	61,838

Loans [5]	47,554	56,865	112,106	130,438	39,181	10,313	396,458

thereof: IAS 39 reclassified loans	2,109	1,353	1,408	1,051	685	274	6,880

Other assets subject to credit risk	13,538	48,714	7,049	13,927	1,105	728	85,061

Financial guarantees and other credit related contingent liabilities[6]	6,281	17,696	20,190	11,640	4,929	1,352	62,087

Irrevocable lending commitments and other credit related commitments[6]	22,938	39,336	40,145	31,492	18,924	1,612	154,446

Total	547,546	575,494	268,110	253,577	80,924	23,477	1,749,129

[1]  All amounts at carrying value unless otherwise indicated.

[2]  In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

[3]  Excludes equities, other equity interests and commodities.

[4]  Includes past due instruments in order to be consistent with the Asset Quality section of this report.

[5]  Gross loans less deferred expense/unearned income before deductions of allowance for loan losses.

[6]  Figures are reflected at notional amounts.

The overall decline in total credit exposure of € 47.6 billion for December 31, 2015 is mainly due to an decrease in positive market value from derivative financial instruments in investment-grade rating categories and here mainly in the category iA, partly offset by foreign exchange impacts across various products.

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

Deutsche Bank	1 – Management Report	142
Annual Report 2015

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

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of our main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (w/o central banks), assets held for sale, accrued interest receivables, traditional securitization positions as well as equity investments.

Main Credit Exposure Categories by Business Divisions

	Dec 31, 2015
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	79,610	134,514	4,629	44,862	14,815	89,136	45,494	111,276	524,337

Private & Business Clients	218,451	11,174	1,662	501	0	1	17,146	7,132	256,067

Global Transaction Banking	76,125	20,410	47,699	692	266	28	168	10,149	155,537

Deutsche Asset & Wealth Management	45,135	6,071	2,477	372	10	7,112	3,441	5	64,623

Non-Core Operations Unit	13,321	1,642	784	2,625	368	6,934	1,932	14	27,620

Consolidation & Adjustments	135	738	74	0	0	0	85	0	1,031

Total	432,777	174,549	57,325	49,053	15,459	103,212	68,266	128,575	1,029,215

[1]	Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

	Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	61,820	119,995	4,865	43,407	14,865	92,272	34,411	112,605	484,239

Private & Business Clients	214,688	11,687	1,735	464	0	2	16,665	8,714	253,955

Global Transaction Banking	77,334	17,121	51,663	595	614	87	184	3,159	150,758

Deutsche Asset & Wealth Management	38,676	4,158	2,681	839	12	7,940	3,403	11	57,719

Non-Core Operations Unit	18,049	954	1,072	1,760	1,163	7,509	4,358	17	34,883

Consolidation & Adjustments	258	530	71	13	0	(0)	111	0	983

Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

[1]	Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

143	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Our main credit exposure increased by € 46.7 billion.

—	From a divisional perspective, CB&S increased by € 40.1 billion, Deutsche AWM by € 6.9 billion and GTB by € 4.8 billion. NCOU achieved a managed reduction of € 7.3 billion
—

From a product perspective, strong exposure increases have been observed for loans, irrevocable lending commitments and debt securities available for sale. Exposure reductions were observed for contingent liabilities and traded bonds.

Main Credit Exposure Categories by Industry Sectors

	Dec 31, 2015
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Financial intermediation	56,665	33,194	11,717	26,539	3,815	24,761	23,772	124,340	304,804

Fund management activities	24,839	8,935	381	1,601	118	2,303	461	237	38,875

Manufacturing	26,800	40,930	17,192	2,885	1,500	2,341	314	0	91,963

Wholesale and retail trade	16,719	12,544	5,424	1,038	499	564	95	1	36,884

Households	200,817	11,638	2,013	719	128	0	0	34	215,350

Commercial real estate activities[5]	42,792	5,835	681	1,812	3,429	738	205	40	55,533

Public sector	17,050	2,450	280	6,170	491	55,774	39,085	2,242	123,543

Other	47,094[6]	59,023	19,636	8,289	5,478	16,731	4,333	1,680	162,263

Total	432,777	174,549	57,325	49,053	15,459	103,212	68,266	128,575	1,029,215

[1]	Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]	Commercial real estate activities are based on counterparty industry classification, irrespective of business division attribution.
[6]	Loan exposures for Other include lease financing.

	Dec 31, 2014
in € m.	Loans [1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Financial intermediation[5]	59,580	30,481	13,698	21,309	4,421	26,784	21,668	122,155	300,097

Fund management activities[5]	12,145	6,696	507	3,065	149	2,966	349	49	25,925

Manufacturing[5]	25,633	40,607	18,137	2,292	1,604	2,312	204	—	90,788

Wholesale and retail trade[5]	15,781	11,937	6,080	1,156	865	839	94	—	36,752

Households[5]	197,853	11,082	1,864	739	183	2	0	35	211,758

Commercial real estate activities[5,6]	35,743	3,875	705	2,054	3,129	606	74	576	46,762

Public sector [5]	18,051	1,753	216	7,346	651	56,217	32,105	716	117,056

Other [5]	46,037[7]	48,015	20,880	9,116	5,654	18,083	4,638	975	153,399

Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

[1]	Includes impaired loans amounting to € 9.3 billion as of December 31, 2014.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
[5]	Comparatives have been restated to reflect changes in industry sectors.
[6]	Commercial real estate activities are based on counterparty industry classification, irrespective of business unit attribution.
[7]	Loan exposures for Other include lease financing.

The above table gives an overview of our credit exposure by industry; allocated based on the NACE code of the counterparty we are doing business with.

Deutsche Bank	1 – Management Report	144
Annual Report 2015

From an industry perspective, our credit exposure is higher compared with last year mainly due to an increase in Fund management activities of € 13.0 billion and Commercial real estate activities of € 8.8 billion, driven by higher loan exposure, as well as increases in the category Other by € 8.9 billion mainly attributable to Irrevocable lending commitments.

Loan exposures to the industry sectors financial intermediation, manufacturing and public sector comprise predominantly investment-grade loans. The portfolio is subject to the same credit underwriting requirements stipulated in our “Principles for Managing Credit Risk”, including various controls according to single name, country, industry and product-specific concentration.

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

Our household loans exposure amounting to € 200.8 billion as of December 31, 2015 (€ 197.9 billion as of December 2014) is principally associated with our PBC portfolio. € 155.5 billion (78%) of the portfolio comprises mortgages, of which € 120.0 billion are held in Germany. The remaining exposures (€ 45.3 billion, 22%) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

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

145	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

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

The category other loans, with exposure of € 47.1 billion as of December 31, 2015 (€ 46.0 billion as of December 31, 2014), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 7 % of our aggregated total credit exposure in these categories as of December 31, 2015 compared with 7 % as of December 31, 2014. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

Our credit exposure to each of the focus industries “Oil and Gas”, “Metals, Mining & Steel” and “Shipping” is less than 2 % of our total credit exposure.

Our credit exposure to the “Oil & Gas” industry is approximately € 16 billion, of which gross loans account for € 5 billion, and irrevocable lending commitments account for € 8 billion. Around 60 % of our credit exposure is to investment-grade rated borrowers, mainly in the more resilient segments Oil Majors and National Oil & Gas companies. Less than 20 % of our “Oil & Gas” credit portfolio is to sectors that we consider higher risk and more impacted by the low oil price, namely sub-investment-grade Exploration & Production (predominantly senior secured) and Oil & Gas Services & Equipment segments.

Our credit exposure in our “Metals, Mining and Steel” portfolio is approximately € 10 billion, of which gross loans account for € 5 billion, and irrevocable lending commitments account of € 3 billion. This portfolio is of lower quality compared to our overall Corporate credit portfolio, and has an investment-grade ratio of just 35%. In line with the structure of the industry, a significant share of our portfolio is in Emerging Markets countries. Our strategy is to reduce this credit portfolio due to elevated risks of this industry, namely material oversupply with resulting pressure on prices and margins.

Out credit exposure to Shipping accounts for approximately € 7 billion, of which gross loans account for € 6 billion, and is largely collateralised. The portfolio is diversified across ship types with global associated risks due to diversified trading income albeit the counterparties mainly domiciled in Europe. A high proportion of the portfolio is sub investment-grade rated in reflection of the pro-longed challenging market conditions over recent years. Exposure to the German “KG” sector (non-recourse financing of vessels via closed end funds) is less than 10 % of the total Shipping exposure.

Deutsche Bank	1 – Management Report	146
Annual Report 2015

Main credit exposure categories by geographical region
	Dec 31, 2015
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	203,387	23,621	11,663	3,044	530	5,065	20,080	6,568	273,957

Western Europe
(excluding Germany)	100,414	42,700	17,525	21,156	3,237	21,463	37,684	30,240	274,420
thereof:
France	2,335	5,904	1,535	1,015	279	3,445	6,875	3,514	24,901
Luxembourg	19,890	3,140	648	1,629	481	1,746	9,937	318	37,790
Netherlands	10,405	5,851	2,348	3,498	297	2,508	6,243	456	31,606
United Kingdom	8,828	9,880	1,608	6,161	508	4,614	4,762	16,352	52,713

Eastern Europe	10,319	1,946	1,650	450	1,409	2,738	244	55	18,811
thereof:
Poland	7,434	705	281	50	0	1,640	85	0	10,195
Russia	1,295	533	583	42	953	113	0	1	3,520

North America	72,008	96,310	14,154	14,468	6,784	50,842	7,890	74,061	336,517
thereof:
Canada	1,481	2,391	590	1,764	54	1,016	659	1,676	9,631
Cayman Islands	2,882	1,931	91	919	149	1,724	62	12,459	20,216
U.S.	60,991	90,773	12,966	11,367	6,146	47,786	7,158	58,496	295,683

Central and South America	6,506	1,111	1,218	1,706	731	2,345	25	1,240	14,883
thereof:
Brazil	2,267	344	587	458	53	1,191	4	526	5,430
Mexico	731	102	91	331	107	363	19	378	2,121

Asia/Pacific	37,202	7,685	10,321	7,901	2,201	20,372	2,075	14,794	102,551
thereof:
China	5,646	1,005	954	571	32	976	0	964	10,149
Japan	848	336	357	1,348	41	3,930	22	5,556	12,438
South Korea	2,158	16	919	1,000	0	1,359	8	0	5,460

Africa	2,123	501	537	300	227	324	100	351	4,464

Other	817	674	258	29	340	62	166	1,266	3,612

Total	432,777	174,549	57,325	49,053	15,459	103,212	68,266	128,575	1,029,215

[1]  Includes impaired loans amounting to € 8.2 billion as of December 31, 2015.

[2]  Includes irrevocable lending commitments related to consumer credit exposure of €9.2 billion as of December 31, 2015.

[3]  Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.

[4]  Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

147	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

	Dec 31, 2014
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	202,658	26,176	14,356	3,250	1,206	6,679	16,339	13,533	284,198

Western Europe
(excluding Germany)	94,386	36,781	18,984	18,190	3,295	21,516	33,683	23,935	250,771
thereof:
France	2,674	6,053	2,434	936	423	3,684	5,346	3,656	25,207
Luxembourg	14,156	3,835	754	1,766	552	2,028	6,240	190	29,522
Netherlands	10,630	5,548	2,548	5,257	436	2,726	7,751	348	35,244
United Kingdom	7,878	9,118	1,911	1,058	586	4,530	5,141	13,607	43,828

Eastern Europe	10,524	1,755	2,136	927	1,542	2,494	561	243	20,183
thereof:
Poland	7,055	651	315	74	—	1,353	64	—	9,511
Russia	2,068	524	693	205	1,081	238	—	39	4,848

North America	55,540	83,400	14,291	14,338	7,531	52,898	5,736	71,306	305,040
thereof:
Canada	880	2,237	932	1,087	240	1,309	278	1,325	8,287
Cayman Islands	2,571	1,982	61	542	322	2,256	124	12,660	20,519
U.S.	45,899	77,960	12,881	12,614	6,725	48,669	5,323	56,630	266,702

Central and South America	5,071	777	1,445	1,350	604	2,936	24	1,151	13,358
thereof:
Brazil	1,787	210	781	241	175	1,558	—	656	5,409
Mexico	363	90	51	447	199	450	19	301	1,919

Asia/Pacific	40,081	4,774	10,062	8,643	2,226	20,677	2,467	13,818	102,747
thereof:
China	9,372	331	950	523	180	1,698	—	1,320	14,373
Japan	866	489	397	3,398	173	2,371	90	4,250	12,032
South Korea	2,069	11	1,095	591	0	842	—	342	4,949

Africa	1,924	627	805	351	124	541	49	520	4,941

Other	640	156	7	29	126	67	273	—	1,297

Total	410,825	154,446	62,087	47,078	16,654	107,808	59,132	124,507	982,537

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

Within the OTC derivatives business, tradable assets as well as repo and repo-style transactions, our largest concentrations from a regional perspective were in Western Europe (excluding Germany) and North America. From the industry perspective, exposures from OTC derivative as well as repo and repo-style transactions have a significant share in highly rated financial intermediation companies. For tradable assets, a large proportion of exposure is also with public sector companies.

As of December 31, 2015 our loan book increased to € 432.8 billion (versus € 410.8 billion as of December 31, 2014) mainly in North America and Western Europe (excluding Germany) with fund management and commercial real estate companies experienced largest increases. The increase in loans for Luxembourg is due to ETF related collateral restructuring within CB&S which involved replacing our physical securities exposure by entering into fully funded total returns swaps. The increase in irrevocable lending commitments (€ 20.1 billion) was primarily in the industry sector other mainly in North America and Western Europe (excluding Germany). Credit exposure to Russia has decreased by € 1.3 billion to € 3.5 billion as a result of successful de-risking. Credit exposure to Ukraine is relatively small at € 404 million.

Deutsche Bank	1 – Management Report	148
Annual Report 2015

Our portfolio in China of € 10.1 billion is concentrated on trade finance and flow Markets business with large, systemically important local Financial Institutions, financially strong state-owned, privately owned corporates and subsidiaries of Multinational Companies. The tenor structure of our portfolio is mostly short-term.

Brazil is our by far largest credit portfolio in Latin America with € 5.4 billion of exposure. The main focus of the portfolio is on largest, investment-grade rated, financial institutions and corporates. The corporate portfolio is diversified across different industries. The tenor structure of our portfolio is also mostly short-term.

Credit Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Fundamentals have improved to some extent, with the growth outlook for most of these economies stabilising, competitiveness improving and external imbalances (i.e., current account deficits) narrowing. This adjustment process has been supported by the ECB’s Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which have provided a credible (if untested) backstop and helped to contain funding costs. The Quantitative Easing (QE) program has also helped to lower funding costs across the eurozone. The effectiveness of these measures helped limit the contagion to other eurozone bond markets despite the rising uncertainty around the future of Greece’s program in the first half of the year following Syriza’s election victory in January 2015.

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

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Dec 31, 2015	Dec 31, 2014[1]
Greece	473	416

Ireland	2,809	1,398

Italy	13,269	14,920

Portugal	729	1,002

Spain	8,884	8,273

Total	26,164	26,009

[1]	Prior year figures were adjusted by € 0.8 billion exposure with Ireland and Italy to Securitization and Real Estate counterparties erroneously not included as at December 31, 2014.

149	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Net credit risk exposure slightly up by € 0.2 billion since year-end 2014. This was mainly driven by increases in Ireland Securitization portfolio and Spain short-term liquidity exposure, partly offset by decrease in Italy and Portugal largely driven by lower traded credit positions. Greece exposure marginally up driven by vessel collateral revaluations and USD strengthening, excluding the U.S. dollar denominated Shipping portfolio of € 0.3 billion, remaining exposure stands at € 0.1 billion and continues to be closely monitored.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is at what we view as a manageable level.

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

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other				Total[1]
in € m.	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014[2]	Dec 31, 2015	Dec 31, 2014[2]	Dec 31, 2015	Dec 31, 2014[2]	Dec 31, 2015		Dec 31, 2014[2]		Dec 31, 2015[1]	Dec 31, 2014[2]
Greece
Gross	0	100	732	716	1,539	1,167	7	6	0		34		2,277	2,022
Undrawn	0	0	23	20	118	63	0	1	0		0		142	84
Net	0	89	237	107	95	125	1	2	0		34		333	357

Ireland
Gross	459	553	998	1,100	8,752	8,230	35	39	4,361	[3]	2,350	[3]	14,605	12,273
Undrawn	0	0	23	48	2,568	2,206	0	0	393	[3]	476	[3]	2,984	2,730
Net	28	(21)	528	524	5,327	5,103	5	5	4,347	[3]	2,350	[3]	10,235	7,960

Italy
Gross	4,048	4,673	2,421	5,736	10,642	8,509	17,841	19,310	470		1,310		35,421	39,537
Undrawn	25	0	73	952	4,622	3,061	148	179	24		28		4,892	4,220
Net	507	244	754	3,431	7,093	5,897	6,989	6,749	448		1,229		15,792	17,551

Portugal
Gross	112	(5)	260	404	1,509	1,052	1,743	2,023	59		205		3,684	3,679
Undrawn	0	0	22	37	210	121	25	30	0		0		258	189
Net	64	(76)	181	357	1,111	503	202	220	59		205		1,616	1,209

Spain
Gross	729	696	1,292	2,465	9,350	9,332	9,928	10,580	257		839		21,556	23,911
Undrawn	0	0	203	738	4,235	3,819	298	476	14		15		4,750	5,048
Net	757	275	516	2,084	6,838	6,828[4]	1,872	1,890	476		790		10,458	11,867[4]

Total gross	5,348	6,018	5,703	10,421	31,792	28,290	29,553	31,958	5,147		4,736		77,544	81,423
Total undrawn	25	0	344	1,795	11,754	9,271	472	687	431		519		13,026	12,272
Total net[5]	1,356	511	2,216	6,503	20,463	18,457[4]	9,069	8,866	5,330		4,608		38,434	38,944[4]

[1]	Approximately 63 % of the overall exposure will mature within the next 5 years.
[2]

Comparatives as per Financial Report 2014 have been restated down by € 107 million gross exposure and € 101 million net exposure in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.

[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Decrease of CRE collateral of € 4 million in comparison to the Financial Statement in September 2015 due to valuation adjustments in the Postbank portfolio.
[5]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 159 million as of December 31, 2015 and € 300 million as of December 31, 2014.

Deutsche Bank	1 – Management Report	150
Annual Report 2015

Total net exposure to the above selected eurozone countries decreased by € 510 million in 2015 driven largely by reductions in exposure to Italy and Spain, partially offset by increased exposure in Ireland and Portugal.

Aggregate net credit risk to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2015
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	139	104	177	0	54	28	363

Ireland	3,616	3,615	2,845	852	988	2,092	10,392

Italy	11,249	10,298	4,094	671	3,433	1,480	19,976

Portugal	604	545	392	12	39	776	1,763

Spain	5,205	4,598	3,355	198	335	1,539	10,025

Total	20,813	19,160	10,863	1,733	4,849	5,915	42,520

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2014
in € m.	Loans before loan loss allowance[1]	Loans after loan loss allowance[1]	Other[1,2]	Financial assets available for sale[3]	Derivatives	Other	Total[1,4]
Greece	191	172	92	0	85	28	377

Ireland	2,049	2,016	2,706	481	843	1,728	7,775

Italy	10,764	9,753	3,791	672	4,071	3,085	21,372

Portugal	638	587	306	20	36	558	1,506

Spain	5,617[5]	4,978[5]	3,635	231	510	2,015	11,369[5]

Total	19,259[5]	17,506[5]	10,530	1,404	5,545	7,414	42,399[5]

[1]	Comparatives as per Financial Report 2014 have been restated down by € 101 million in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.
[2]	Primarily includes contingent liabilities and undrawn lending commitments.
[3]	Excludes equities and other equity interests.
[4]	After loan loss allowances.
[5]	Decrease of CRE collateral of € 4 million in comparison to the Financial Statement in September 2015 due to valuation adjustments in the Postbank portfolio.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Notional amounts			Dec 31, 2015
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,144	(1,174)	(31)	(2)

Ireland	3,332	(3,489)	(157)	4

Italy	44,132	(48,316)	(4,184)	(35)

Portugal	4,497	(4,645)	(147)	23

Spain	18,489	(18,056)	433	(2)

Total	71,594	(75,680)	(4,086)	(13)

	Notional amounts			Dec 31, 2014
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	901	(921)	(20)	2

Ireland	4,344	(4,158)	186	4

Italy	41,433	(45,253)	(3,821)	156

Portugal	5,876	(6,173)	(297)	6

Spain	18,061	(17,563)	498	10

Total	70,614	(74,068)	(3,454)	177

151	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

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

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the “Credit Risk Management” section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our “Country Risk Management” and “Industry Risk Management” sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries and portfolio de-risking initiatives.

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

Overall, we have managed our exposures to certain eurozone countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone countries

	Dec 31, 2015				Dec 31, 2014
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	0	0	0	0	100	(11)	89	1

Ireland	55	(28)	28	1	(26)	4	(21)	2

Italy	3,989	(3,482)	507	36	4,600	(4,356)	244	133

Portugal	112	(48)	64	(9)	(5)	(71)	(76)	2

Spain	725	32	757	(12)	688	(413)	275	1

Total	4,881	(3,526)	1,356	17	5,358	(4,848)	511	139

[1] Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.

[2] The amounts reflect the net fair value in relation to credit default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 845 million in net sovereign exposure compared with year-end 2014 mainly reflects movements from credit default swaps, derivative positions and debt securities. The movement in our net sovereign exposure is mainly driven by a significant increase in Italian and Spanish exposure, which primarily reflects exposure changes in credit default swaps, trading debt securities and positive market values from derivatives.

Deutsche Bank	1 – Management Report	152
Annual Report 2015

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of December 31, 2015, amounted to € 273 million for Italy and € 478 million for Spain and as of December 31,2014 amounted to € 279 million for Italy and € 580 million for Spain.

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Dec 31, 2015			Dec 31, 2014
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	0	0	0	20	80	100

Ireland	60	(4)	55	(22)	0	(22)

Italy	516[2]	3,104	3,620	385[2]	3,459	3,844

Portugal	(111)	(1)	(112)	(8)	0	(8)

Spain	232	15	247	66	20	86

Total	697	3,114	3,811	441	3,559	4,000

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Long sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Dec 31, 2015			Dec 31, 2014
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)
Greece	0	0	0	0	0	0

Ireland	0	0	0	0	0	0

Italy	72	72	0	77	81	0

Portugal	4	4	0	4	4	0

Spain	0	0	0	0	0	0

Total	76	76	0	81	85	0

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

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

153	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Corporate Credit Exposure

The tables below show our Corporate Credit Exposure by product types and internal rating bands. Please refer to section "Measuring Credit Risk" for more details about our internal ratings.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – gross

in € m. (unless stated otherwise)		Dec 31, 2015
Ratingband	Probability of default in %[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	> 0.00 ≤ 0.04	50,712	23,035	6,384	22,753	59,157	162,042

iA	> 0.04 ≤ 0.11	49,197	46,220	15,464	10,998	4,515	126,394

iBBB	> 0.11 ≤ 0.5	62,044	44,603	18,283	7,871	1,911	134,711

iBB	> 0.5 ≤ 2.27	51,454	37,643	10,827	5,358	2,621	107,904

iB	> 2.27 ≤ 10.22	20,610	21,212	4,668	1,558	57	48,105

iCCC and below	> 10.22 ≤ 100	9,853	1,834	1,700	515	4	13,906

Total		243,871	174,548	57,325	49,053	68,266	593,063

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

in € m. (unless stated otherwise)		Dec 31, 2014
Ratingband	Probability of default in %[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	> 0.00 ≤ 0.04	46,493	22,938	6,281	23,068	50,808	149,589

iA	> 0.04 ≤ 0.11	44,799	39,336	17,696	9,469	3,371	114,670

iBBB	> 0.11 ≤ 0.5	54,167	40,145	20,190	7,810	1,746	124,057

iBB	> 0.5 ≤ 2.27	50,183	31,492	11,640	3,926	3,140	100,380

iB	> 2.27 ≤ 10.22	19,359	18,924	4,929	2,253	17	45,482

iCCC and below	> 10.22 ≤ 100	9,417	1,612	1,352	552	50	12,983

Total		224,418	154,446	62,087	47,078	59,132	547,161

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure in 2015 of € 45.9 billion or 8.4%. The increase in irrevocable lending commitments of € 20.1 billion was primarily attributable to North America and Western Europe (excluding Germany). Loans increased by € 19.5 billion, mainly attributable to North America and Western Europe (excluding Germany) with more than half of the increase relating to foreign exchange rate movements. This includes a significant increase of € 16.5 billion in the investment-grade rating band, which is mainly driven by collateral restructuring related to ETF business within CB&S. Debt securities available for sale increased by € 9.1 billion mainly driven by increase in highly liquid securities held in the Group’s Strategic Liquidity Reserve. These increases are the result of the ongoing optimization of our liquidity reserves. The increase in debt securities available for sale is almost entirely related to the top rating band. The quality of the corporate credit exposure before risk mitigation has remained stable at 71 % share of investment-grade rated exposures compared to December 31, 2014.

We use risk mitigation techniques as described above to optimize our corporate credit exposure and reduce potential credit losses. The tables below disclose the development of our corporate credit exposure net of collateral, guarantees and hedges.

Deutsche Bank	1 – Management Report	154
Annual Report 2015

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties – net

in € m. (unless stated otherwise)	Dec 31, 2015[1]
Ratingband	Probability of default in %[2]	Loans	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total
iAAA–iAA	> 0.00 ≤ 0.04	37,450	20,567	4,963	14,844	59,157	136,982

iA	> 0.04 ≤ 0.11	31,446	42,466	13,256	7,983	4,515	99,666

iBBB	> 0.11 ≤ 0.5	31,706	41,190	15,230	6,848	1,911	96,885

iBB	> 0.5 ≤ 2.27	23,865	35,173	6,811	4,139	2,621	72,609

iB	> 2.27 ≤ 10.22	8,698	20,309	2,411	1,516	57	32,990

iCCC and below	> 10.22 ≤ 100	4,532	1,670	759	514	4	7,479

Total		137,696	161,375	43,429	35,844	68,266	446,610

[1]	Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2]	Reflects the probability of default for a one year time horizon.

in € m. (unless stated otherwise)	Dec 31, 2014[1]
Ratingband	Probability of default in %[2]	Loans[3]	Irrevocable lending commitments	Contingent liabilities	OTC derivatives	Debt securities available for sale	Total[3]
iAAA–iAA	> 0.00 ≤ 0.04	33,125	19,407	4,282	15,843	50,808	123,464

iA	> 0.04 ≤ 0.11	29,396	36,137	15,268	3,957	3,370	88,128

iBBB	> 0.11 ≤ 0.5	28,178	35,807	16,377	6,487	1,746	88,595

iBB	> 0.5 ≤ 2.27	24,403	29,634	7,274	2,746	3,140	67,196

iB	> 2.27 ≤ 10.22	8,546	17,514	2,865	2,164	17	31,107

iCCC and below	> 10.22 ≤ 100	4,320	1,451	556	552	50	6,929

Total		127,968	139,950	46,622	31,748	59,131	405,420

[1]	Net of eligible collateral, guarantees and hedges based on IFRS requirements.
[2]	Reflects the probability of default for a one year time horizon.
[3]	Prior year figures were adjusted to include € 1.1 billion of CRE collateral relating to Postbank.

The corporate credit exposure net of collateral amounted to € 446.6 billion as of December 31, 2015 resulting in a risk mitigation of 25 % or € 146.5 billion compared to the corporate gross exposure. This includes a more significant reduction of 44 % for our loans exposure which includes a reduction by 55 % for the lower rated sub-investment-grade rated loans and 38 % for the higher rated investment-grade rated loans. The risk mitigation for the total exposure in the weakest rating band was 46%, which was significantly higher than 15 % in the strongest rating band.

The risk mitigation of € 146.5 billion is split into 29 % guarantees and hedges and 71 % other collateral.

CPSG Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group (“CPSG”) helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG’s risk reduction activities increased from € 38.2 billion as of December 31, 2014, to € 45.0 billion as of December 31, 2015, due primarily to the strengthening of the USD.

As of year-end 2015, CPSG mitigated the credit risk of € 41.4 billion of loans and lending-related commitments as of December 31, 2015, through synthetic collateralized loan obligations supported predominantly by financial guarantees. This position totalled € 31.4 billion as of December 31, 2014.

CPSG also held credit derivatives with an underlying notional amount of € 3.6 billion. The position totalled € 6.8 billion as of December 31, 2014. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 8.2 billion as of December 31, 2015, from € 14.1 billion as of December 31, 2014.

155	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[3]
	Dec 31, 2015	Dec 31, 2014[1]	Dec 31, 2015	Dec 31, 2014[1]	Dec 31, 2015	Dec 31, 2014[1]
Consumer credit exposure Germany:	150,202	147,647	0.87	1.15	0.16	0.22
Consumer and small business financing	20,326	19,980	2.77	3.93	0.89	1.09
Mortgage lending	129,877	127,667	0.57	0.71	0.05	0.08

Consumer credit exposure outside Germany	38,704	38,761	4.95	5.35	0.56	0.69
Consumer and small business financing	13,259	11,913	9.55	11.19	1.20	1.64
Mortgage lending	25,444	26,848	2.55	2.76	0.22	0.26

Total consumer credit exposure[2]	188,906	186,408	1.70	2.02	0.24	0.32

[1]

Beginning 2015 we have refined our classification resulting in a reclassification of € 427 million of Small Business Financing into Mortgage lending (mainly loans relating to development banks) in Germany and € 1.1 billion of Mortgage lending into Small Business Financing (mainly Commercial Real Estate) outside Germany.

[2]	Includes impaired loans amounting to € 3.6 billion as of December 31, 2015 and € 4.4 billion as of December 31, 2014.
[3]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2014 to December 31, 2015 by € 2.5 billion, or 1.3%, driven by our loan books in Germany, which increased by € 2.6 billion, in India, which increased by € 407 million, and in Poland, which increased by € 314 million. The increase was partly offset by € 587 million decreased consumer credit exposure in Italy, mainly driven by reduced Non-Core Operations Unit (NCOU) mortgage book, and € 102 million decreased consumer credit exposure in Spain.

The 90 days or more past due ratio of our consumer credit exposure decreased from 2.02 % as per year-end 2014 to 1.70 % as of December 31, 2015.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.32 % as per year-end 2014 to 0.24 % as of December 31, 2015. This ratio was affected by non-performing portfolio sales in Germany, but also driven by the further improved and stabilized environment in Germany and countries in Southern Europe in which we operate.

Consumer mortgage lending exposure grouped by loan-to-value buckets1

	Dec 31, 2015	Dec 31, 2014
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	2%

> 100 ≤ 110%	2%	1%

> 110 ≤ 130%	1%	1%

> 130%	2%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

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

Deutsche Bank	1 – Management Report	156
Annual Report 2015

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

As of December 31, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%, unchanged to the previous year.

Credit Exposure from Derivatives

All exchange traded derivatives are cleared through central counterparties (“CCPs”), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions (“OTC clearing”); we thereby benefit from the credit risk mitigation achieved through the central counterparty’s settlement system.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) introduced mandatory OTC clearing for certain standardized OTC derivative transactions in 2013. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing for certain standardized OTC derivatives transactions is expected to start from June 2016, and margin requirements for uncleared OTC derivative transactions are expected to be phased in from September 2016.

157	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

The following table shows a breakdown of notional amounts and gross market value of derivative transactions along with a breakdown of notional amounts of OTC derivative assets and liabilities on the basis of clearing channel.

Notional amounts of OTC derivatives on basis of clearing channel and type of derivative

	Dec 31, 2015
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:

OTC	10,955,593	9,682,810	6,375,377	27,013,781	345,998	325,179	20,819

Bilateral (Amt)	3,906,875	4,952,043	3,205,837	12,064,755	316,736	298,220	18,516

CCP (Amt)	7,048,718	4,730,767	3,169,540	14,949,025	29,261	26,959	2,302

Exchange-traded	4,452,134	1,400,495	3,742	5,856,371	272	237	35

Total Interest rate related	15,407,727	11,083,305	6,379,119	32,870,152	346,270	325,416	20,854

Currency related:

OTC	4,672,846	1,134,801	531,085	6,338,731	116,007	115,379	628

Bilateral (Amt)	4,644,414	1,134,686	531,085	6,310,184	115,900	115,270	630

CCP (Amt)	28,432	115	0	28,547	107	109	(2)

Exchange-traded	33,064	15	0	33,079	109	174	(65)

Total Currency related	4,705,910	1,134,815	531,085	6,371,810	116,116	115,553	563

Equity/index related:

OTC	394,193	197,092	23,521	614,806	25,063	28,818	(3,756)

Bilateral (Amt)	394,193	197,092	23,521	614,806	25,063	28,818	(3,756)

CCP (Amt)	0	0	0	0	0	0	0

Exchange-traded	501,706	66,571	8,993	577,270	5,533	6,164	(631)

Total Equity/index related	895,899	263,663	32,514	1,192,076	30,596	34,983	(4,387)

Credit derivatives related

OTC	270,524	949,312	129,622	1,349,458	23,548	20,992	2,556

Bilateral (Amt)	176,492	445,572	72,423	694,486	14,784	12,386	2,399

CCP (Amt)	94,032	503,741	57,199	654,972	8,763	8,606	157

Exchange-traded	0	0	0	0	0	0	0

Total Credit derivatives related	270,524	949,312	129,622	1,349,458	23,548	20,992	2,556

Commodity related:

OTC	5,998	1,260	9,516	16,775	776	891	(115)

Bilateral (Amt)	5,998	1,260	9,516	16,775	776	891	(115)

CCP (Amt)	0	0	0	0	0	0	0

Exchange-traded	78,204	27,066	10	105,279	497	604	(107)

Total Commodity related	84,202	28,326	9,526	122,054	1,273	1,496	(223)

Other:

OTC	20,621	5,378	43	26,043	906	1,953	(1,048)

Bilateral (Amt)	20,618	5,378	43	26,039	902	1,953	(1,051)

CCP (Amt)	3	0	0	3	3	0	3

Exchange-traded	8,430	11	0	8,441	22	49	(27)

Total Other	29,051	5,389	43	34,484	928	2,002	(1,074)

Total OTC business	16,319,775	11,970,654	7,069,164	35,359,593	512,297	493,213	19,084

Total bilateral business	9,148,589	6,736,032	3,842,425	19,727,045	474,162	457,538	16,623

Total CCP business	7,171,186	5,234,622	3,226,739	15,632,548	38,135	35,674	2,461

Total exchange-traded business	5,073,538	1,494,157	12,746	6,580,441	6,433	7,229	(795)

Total	21,393,313	13,464,811	7,081,910	41,940,034	518,730	500,441	18,289

Positive market values after netting and cash collateral received	0	0	0	0	53,202	0	0

Deutsche Bank	1 – Management Report	158
Annual Report 2015

	Dec 31, 2014
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value[1]	Net market value[1]
Interest rate related:

OTC	16,193,068	13,319,460	8,081,916	37,594,443	439,519	413,696	25,823

Bilateral (Amt)	5,524,005	6,526,046	3,779,863	15,829,914	407,156	382,615	24,542

CCP (Amt)	10,669,063	6,793,413	4,302,052	21,764,529	32,363	31,082	1,281

Exchange-traded	3,253,648	841,043	714	4,095,406	152	152	(1)

Total Interest rate related	19,446,716	14,160,503	8,082,630	41,689,849	439,671	413,849	25,822

Currency related:

OTC	4,783,759	1,307,251	609,549	6,700,559	130,775	134,567	(3,792)

Bilateral (Amt)	4,760,349	1,307,251	609,549	6,677,149	130,639	134,420	(3,780)

CCP (Amt)	23,410	0	0	23,410	135	147	(12)

Exchange-traded	12,428	103	0	12,531	55	106	(51)

Total Currency related	4,796,187	1,307,354	609,549	6,713,090	130,829	134,673	(3,844)

Equity/index related:

OTC	1,203,958	203,328	35,678	1,442,964	27,404	31,949	(4,545)

Bilateral (Amt)	1,203,958	203,328	35,678	1,442,964	27,404	31,949	(4,545)

CCP (Amt)	0	0	0	0	0	0	0

Exchange-traded	499,899	71,213	4,240	575,353	7,406	7,230	176

Total Equity/index related	1,703,857	274,542	39,919	2,018,317	34,810	39,179	(4,369)

Credit derivatives related

OTC	337,245	935,967	119,549	1,392,760	25,370	23,074	2,296

Bilateral (Amt)	287,697	689,003	92,335	1,069,035	20,732	18,936	1,796

CCP (Amt)	49,548	246,963	27,214	323,725	4,638	4,138	500

Exchange-traded	0	0	0	0	0	0	0

Total Credit derivatives related	337,245	935,967	119,549	1,392,760	25,370	23,074	2,296

Commodity related:

OTC	13,708	2,549	7,115	23,371	2,030	1,804	226

Bilateral (Amt)	13,691	2,546	7,115	23,352	2,026	1,802	224

CCP (Amt)	17	2	0	19	4	2	2

Exchange-traded	89,656	22,218	66	111,939	605	697	(92)

Total Commodity related	103,364	24,766	7,181	135,311	2,635	2,501	134

Other:

OTC	34,340	8,945	0	43,285	1,017	1,929	(912)

Bilateral (Amt)	34,340	8,945	0	43,285	1,017	1,929	(912)

CCP (Amt)	0	0	0	0	0	0	0

Exchange-traded	9,186	1,037	0	10,223	28	60	(32)

Total Other	43,526	9,982	0	53,509	1,045	1,989	(944)

Total OTC business	22,566,078	15,777,500	8,853,806	47,197,384	626,115	607,019	19,096

Total bilateral business	11,824,040	8,737,121	4,524,540	25,085,700	588,975	571,650	17,325

Total CCP business	10,742,038	7,040,379	4,329,266	22,111,683	37,140	35,369	1,771

Total exchange-traded business	3,864,818	935,614	5,021	4,805,453	8,246	8,246	0

Total	26,430,896	16,713,114	8,858,826	52,002,836	634,361	615,265	19,096

Positive market values after netting and cash collateral received	0	0	0	0	49,416	0	0

159	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Equity Exposure

The table below presents the carrying values of our equity investments according to IFRS definition split by trading and nontrading for the respective reporting dates. We manage our respective positions within our market risk and other appropriate risk frameworks.

Composition of our Equity Exposure

in € m.	Dec 31, 2015	Dec 31, 2014
Trading Equities	76,044	69,831

Nontrading Equities[1]	3,228	6,402

Total Equity Exposure	79,273	76,233

[1] Includes equity investment funds amounting to € 642 million as of December 31, 2015 and € 338 million as of December 31, 2014.

As of December 31, 2015, our Trading Equities exposure was mainly comprised of € 71.4 billion from CB&S activities and € 4.6 billion from Deutsche AWM business. Overall Trading Equities increased by € 6.2 billion year on year driven by increased exposure in CB&S.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2015			Dec 31, 2014[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	237,758	182,306	420,064	217,672	177,904	395,576

Past due loans, neither renegotiated nor impaired	1,143	2,544	3,687	1,304	3,650	4,954

Loans renegotiated, but not impaired	438	437	875	452	496	947

Impaired loans	4,532	3,619	8,151	4,990	4,358	9,348

Total	243,871	188,906	432,777	224,418	186,408	410,825

[1]  Comparatives for forborne assets as per Financial Report 2014 have been restated. As a result, the renegotiated not impaired volume has been increased by € 126 million erroneously not included in prior disclosure. The volume for past due and performing exposure have been adjusted by € 126 million accordingly.

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

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2015	Dec 31, 2014
Loans less than 30 days past due	2,387	3,223

Loans 30 or more but less than 60 days past due	547	534

Loans 60 or more but less than 90 days past due	281	363

Loans 90 days or more past due	540	898

Total	3,755	5,018

Deutsche Bank	1 – Management Report	160
Annual Report 2015

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2015	Dec 31, 2014[1]
Financial intermediation	69	104

Fund management activities	2	95

Manufacturing	100	141

Wholesale and retail trade	91	159

Households	2,495	3,388

Commercial real estate activities	672	801

Public sector	3	5

Other	323	326

Total	3,755	5,018

[1] Comparatives have been restated to reflect changes in industry sectors.

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2015	Dec 31, 2014
Germany	1,430	2,410

Western Europe (excluding Germany)	1,417	1,694

Eastern Europe	139	143

North America	641	678

Central and South America	8	29

Asia/Pacific	106	63

Africa	15	1

Other	0	0

Total	3,755	5,018

Our non-impaired past due loans decreased by € 1.3 billion to € 3.8 billion as of December 31, 2015, mainly driven by PBC amongst others reflecting the benign environment in the German credit market.

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans
in € m.	Dec 31, 2015	Dec 31, 2014
Financial and other collateral	2,254	2,854

Guarantees received	133	226

Total	2,387	3,080

Our aggregated value of collateral held against our non-impaired past due loans as of December 31, 2015 decreased in line with the reduction of non-impaired past due loans compared to prior year.

Forborne Loans

For economic or legal reasons we might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future instalments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.

161	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Loans that have been renegotiated in such a way that, for economic or legal reasons related to the borrower’s financial difficulties, we granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans and are a subset of forborne loans.

On February 20, 2014, the EBA issued the final draft Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013.

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

Forborne Loans

	Dec 31, 2015				Dec 31, 2014[1]
	Performing	Non- performing		Total forborne loans	Performing	Non- performing		Total forborne loans
in € m.	Nonimpaired	Nonimpaired	Impaired		Nonimpaired	Nonimpaired	Impaired
German	1,067	441	1,096	2,605	1,121	296	1,284	2,701

Non-German	619	716	1,801	3,136	1,013	651	1,933	3,597

Total	1,686	1,157	2,897	5,741	2,134	947	3,217	6,298

[1]	Comparatives for forborne assets as per Financial Report 2014 have been restated by € 395 million erroneously not included in prior disclosure.

The reduction in Total forborne loans in 2015 of € 557 million mainly results from PBC, reflecting the benign environment in the German credit market as well as the stabilisation in Southern Europe along with NCOU driven by IAS 39 reclassified and real estate assets.

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

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by Group Finance and Risk Senior Management.

For further details with regard to impaired loans please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

Deutsche Bank	1 – Management Report	162
Annual Report 2015

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for de-recognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

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

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2015			Dec 31, 2014			2015 increase (decrease) from 2014
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	852	537	63	637	318	50	215	13

Private & Business Clients	3,800	2,365	62	4,269	2,486	58	(469)	4

Global Transaction Banking	1,306	921	71	1,574	995	63	(268)	7

Deutsche Asset & Wealth Management	76	34	45	66	33	50	10	(5)

Non-Core Operations Unit	2,117	1,168	55	2,803	1,380	49	(686)	6

thereof: assets reclassified to loans and receivables according to IAS 39	667	389	58	986	518	53	(319)	6

Total	8,151	5,028	62	9,348	5,212	56	(1,197)	6

163	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Impaired loans, allowance for loan losses and coverage ratios by industry
	Dec 31, 2015
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Financial intermediation	150	5	155	38	5	55	98	63

Fund management activities	6	2	8	1	0	7	8	95

Manufacturing	498	215	712	470	149	70	688	97

Wholesale and retail trade	275	222	497	182	154	45	381	77

Households	332	2,931	3,263	324	1,805	74	2,202	67

Commercial real estate activities	1,365	281	1,646	503	36	36	576	35

Public sector	16	0	16	2	0	2	5	29

Other[1]	1,594	260	1,854	733	186	153	1,071	58

Total	4,236	3,915	8,151	2,252	2,335	442	5,028	62

[1]   Thereof “Transportation, storage and communication’: Total Impaired Loans € 858 million (44%), Total Loan loss allowance € 375 million (35%). The rest is split across various industries (of which no single one contributes 25 % or more o the total of the category ‘Other’).

	Dec 31, 2014[1]
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Financial intermediation	263	7	270	91	2	19	111	41

Fund management activities	64	0	64	1	0	5	6	9

Manufacturing	525	232	757	428	126	71	625	83

Wholesale and retail trade	362	229	591	211	148	36	395	67

Households	451	3,299	3,750	370	1,947	85	2,402	64

Commercial real estate activities	1,734	314	2,048	475	39	21	535	26

Public sector	54	0	54	29	0	0	30	55

Other[2]	1,539	277	1,815	758	193	157	1,108	61

Total	4,990	4,359	9,348	2,364	2,455	393	5,212	56

[1]   Comparatives have been restated to reflect changes in industry sectors.

[2]   Thereof ‘Transportation, storage and communication’: Total Impaired Loans € 804 million (39%), Total Loan loss allowance € 303 million (28%). The rest is split across various industries (of which no single one contributes 25 % or more o the totals of the category ‘Other’).

Impaired loans, allowance for loan losses and coverage ratios by region

	Dec 31, 2015
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,362	1,642	3,004	647	930	105	1,682	56

Western Europe (excluding Germany)	2,280	2,057	4,337	1,294	1,237	132	2,662	61

Eastern Europe	76	179	255	38	165	10	213	83

North America	340	2	342	150	0	107	257	75

Central and South America	0	6	6	0	0	12	12	187

Asia/Pacific	155	23	178	100	2	60	162	91

Africa	21	5	26	23	0	5	28	107

Other	2	0	2	0	0	10	10	553

Total	4,236	3,915	8,151	2,252	2,335	442	5,028	62

Deutsche Bank	1 – Management Report	164
Annual Report 2015

	Dec 31, 2014
	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,604	1,896	3,499	740	1,017	116	1,873	54

Western Europe (excluding Germany)	2,683	2,303	4,986	1,302	1,311	128	2,741	55

Eastern Europe	107	152	259	51	125	10	186	72

North America	423	2	425	204	0	70	274	64

Central and South America	2	0	3	3	0	6	9	356

Asia/Pacific	170	5	174	63	1	50	114	65

Africa	0	1	1	0	0	3	4	346

Other	1	0	1	0	0	11	11	0

Total	4,990	4,359	9,348	2,364	2,455	393	5,212	56

Development of Impaired Loans

	Dec 31, 2015			Dec 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,990	4,359	9,348	5,922	4,221	10,143

Classified as impaired during the year	898	1,176	2,073	2,112	2,181	4,293

Transferred to not impaired during the year[1]	(1,010)	(859)	(1,869)	(1,425)	(1,182)	(2,607)

Charge-offs	(537)	(717)	(1,254)	(1,037)	(613)	(1,651)

Disposals of impaired loans	(239)	(53)	(292)	(514)	(254)	(768)

Exchange rate and other movements	135	10	145	(68)	6	(62)

Balance, end of year	4,236	3,915	8,151	4,990	4,359	9,348

[1] Includes repayments.

In 2015 our impaired loans decreased by € 1.2 billion or 12.8 % to € 8.2 billion. The reduction in our individually assessed impaired loans portfolio is mainly driven by NCOU among others resulting from charge-offs and disposals of primarily IAS 39 reclassified assets, partly offset by an increase in CB&S mainly caused by our Shipping and Leveraged Finance Portfolios. The reduction in our collectively assessed impaired loans portfolio mainly reflects charge-offs (also largely related to disposals) in Postbank and PBC Italy.

The impaired loans coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) slightly increased from 56 % as of year-end 2014 to 62%.

Our impaired loans included € 667 million of loans reclassified to loans and receivables in accordance with IAS 39, down € 319 million from prior year’s level.

165	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Provision for loan losses and recoveries by Industry

	2015					2014[1]
	Provision for loan losses before recoveries
in € m.	For individually assessed loans	For collectively assessed impaired loans	For collectively assessed non-impaired loans	Total	Recoveries	Provision for loan losses before recoveries (total)	Recoveries
Financial intermediation	(12)	1	6	(5)	1	0	2

Fund management activities	0	0	2	2	0	1	0

Manufacturing	32	35	(6)	61	16	56	11

Wholesale and retail trade	40	32	6	78	4	67	9

Households	36	472	6	513	101	690	101

Commercial real estate activities	12	12	9	33	18	182	5

Public sector	(18)	0	0	(17)	0	8	0

Other[2]	299	56	22	378	21	265	13

Total	390	607	45	1,043	161	1,270	141

[1]	Comparatives have been restated to reflect changes in industry sectors.
[2]

The largest driver of Total Provision for loan losses before recoveries was the sector ‘Transportation, storage and communication’ with € 154 million (41%) in 2015 and € 109 million (40%) in 2014. The rest is split across various industries (of which no single one contributes 25 % or more o the total of the category ‘Other’).

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 54 million as of December 31, 2015 and € 76 million as of December 31, 2014.

Collateral held against impaired loans, with fair values capped at transactional outstanding
in € m.	Dec 31, 2015	Dec 31, 2014
Financial and other collateral	2,722	3,215

Guarantees received	223	296

Total collateral held for impaired loans	2,945	3,511

Our total collateral held for impaired loans as of December 31, 2015 decreased by € 566 million or 16 % compared to previous year, while coverage ratio including collateral (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed plus collateral held against impaired loans, with fair values capped at transactional outstanding, divided by IFRS impaired loans) increased to 98 % as of December 31, 2015 compared to 93 % as of December 31, 2014.

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

Deutsche Bank	1 – Management Report	166
Annual Report 2015

Non-impaired past due and impaired financial assets available for sale, accumulated impairments, coverage ratio and collateral held against impaired financial assets available for sale
in € m.	Dec 31, 2015[1]	Dec 31, 2014
Financial assets non-impaired past due available for sale	1,610	N/M

thereof:

Less than 30 days past due	47	N/M

30 or more but less than 60 days past due	0	N/M

60 or more but less than 90 days past due	0	N/M

90 days or more past due	1,563	N/M

Impaired financial assets available for sale	229	200

Accumulated impairment for financial assets available for sale	109	68

Impaired financial assets available for sale coverage ratio in %	47	34

Collateral held against impaired financial assets available for sale	19	N/M

thereof:

Financial and other collateral	19	N/M

Guarantees received	0	N/M

[1] First time data collection for non-impaired past due and collateral held against impaired financial assets available for sale.

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use. The commercial and residential real estate collateral obtained in 2015 refers predominantly to our exposures in Spain.

Collateral obtained during the reporting periods

in € m.	2015	2014
Commercial real estate	5	21

Residential real estate	43	44

Other	0	0

Total collateral obtained during the reporting period	48	65

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2015, the group did not obtain any collateral related to these trusts compared to € 6 million in 2014.

167	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Allowance for Credit Losses

Development of allowance for credit losses

	2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal		Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226		5,439

Provision for credit losses	334	548	882	58	16	74		956
thereof: (Gains)/Losses from disposal of impaired loans	(64)	(51)	(116)	0	0	0		(116)

Net charge-offs:	(482)	(612)	(1,094)	0	0	0		(1,094)
Charge-offs	(538)	(717)	(1,255)	0	0	0		(1,255)
Recoveries	56	105	161	0	0	0		161

Other changes	36	(8)	28	1	10	11		39

Balance, end of year	2,252	2,776	5,028	144	168	312		5,340

Changes compared to prior year

Provision for credit losses
Absolute	(164)	(83)	(247)	71	(1)	70		(178)
Relative	(33%)	(13%)	(22%)	(538%)	(8%)	N/M	[1]	(16%)

Net charge-offs
Absolute	515	(100)	415	0	0	0		415
Relative	(52)%	19%	(28)%	0%	0%	0%		(28)%

Balance, end of year
Absolute	(112)	(72)	(184)	59	27	86		(99)
Relative	(5%)	(3)%	(4%)	69%	19%	38%		(2%)

N/M – Not meaningful

Allowance for credit losses as at December 2015 amounted to € 5.3 billion compared to € 5.4 billion as at the end of 2014. The reduction is mainly driven by charge offs in part relating to disposals.

Provision for credit losses decreased by € 178 million compared to prior year, driven by a reduction in provision for loan losses of € 247 million. The reduction in 2015 in provisions for loan losses in our individually assessed loan portfolio of € 164 million is driven by IAS 39 reclassified assets and other real estate exposures recorded in NCOU, partly offset by higher provisioning in our Shipping and Leveraged Finance Portfolios in CB&S. The reduction in our collectively assessed loan portfolio of € 83 million mainly results from higher releases related to disposals along with an ongoing positive credit environment in Germany and a stabilization of Southern European markets. The increase in provisions for off-balance sheet exposures of € 70 million compared to 2014 is driven by GTB mainly reflecting one large item and Postbank.

The reduction in charge offs of € 415 million compared to 2014 is mainly driven by Postbank and results from high prior year levels caused by a one-off effect due to the alignment of processes.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 389 million at the end of 2015, representing 8 % of our total allowance for loan losses, down 25 % from the level at the end of the prior year which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was driven by net charge offs of € 113 million along with net releases of € 44 million and partly offset by increases related to foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 129 million and net charge-offs increased by € 98 million in 2015. Both changes were partly related to disposals.

Deutsche Bank	1 – Management Report	168
Annual Report 2015

	2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	499	631	1,129	(13)	18	4	1,134
thereof: (Gains)/Losses from disposal of impaired loans	(45)	(16)	(61)	0	0	0	(61)

Net charge-offs:	(997)	(512)	(1,509)	0	0	0	(1,509)
Charge-offs	(1,037)	(613)	(1,650)	0	0	0	(1,650)
Recoveries	40	101	141	0	0	0	141

Other changes	5	(2)	3	(4)	10	6	9

Balance, end of year	2,364	2,849	5,212	85	141	226	5,439

Changes compared to prior year

Provision for credit losses
Absolute	(878)	(52)	(930)	2	(3)	(1)	(931)
Relative	(64)%	(8)%	(45)%	(14)%	(14)%	(12%)	(45)%

Net charge-offs
Absolute	(296)	(160)	(456)	0	0	0	(456)
Relative	42%	45%	43%	0%	0%	0%	43%

Balance, end of year
Absolute	(494)	117	(376)	(17)	28	11	(366)
Relative	(17)%	4%	(7)%	(17%)	24%	5%	(6)%

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

Derivatives – Credit Valuation Adjustment

We establish counterparty Credit Valuation Adjustment (“CVA”) for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

169	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

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

Trading Market Risk Exposures

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group (excluding Postbank)

The tables and graph below present the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. They exclude contributions from Postbank trading book which are calculated on a stand-alone basis.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average	43.3	51.6	(40.9)	(34.9)	20.3	25.1	30.9	31.2	16.6	14.8	15.0	13.2	1.3	2.2

Maximum	65.6	71.4	(59.2)	(61.9)	30.2	42.8	40.3	38.9	28.3	24.6	25.0	21.2	4.0	10.2

Minimum	28.7	35.4	(31.0)	(24.4)	16.2	15.7	24.0	25.9	9.2	9.9	6.0	6.9	0.5	0.7

Period-end	33.3	49.0	(38.8)	(36.0)	18.3	18.1	26.2	29.6	11.7	15.5	15.1	20.5	0.9	1.3

1Includes value-at-risk from gold and other precious metal positions.

Deutsche Bank	1 – Management Report	170
Annual Report 2015

The average value-at-risk over 2015 was € 43.3 million, which is a decrease of € 8.3 million compared with the full year 2014. The average interest rate value-at-risk decreased on average, and there were increases in the average Foreign Exchange and Equity value-at-risk. Foreign Exchange value at risk increased due to an increase in U.S. dollar exposure on average compared to the full year 2014. Equity value-at-risk increased resulting from an increase in exposure on individual equities. Additionally increases in market volatility within the one year time horizon used in VaR have also contributed to the increased Foreign Exchange and Equity value-at-risk numbers. The overall reduction in VaR is driven by the reduction in the Interest Rate value-at-risk and an improvement in the portfolio diversification.

Regulatory Trading Market Risk Measures (excluding Postbank)

The table below presents the stressed value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units. It excludes contributions from Postbank trading book which are calculated on a stand-alone basis.

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type
	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average	105.1	109.6	(114.5)	(125.4)	60.7	64.4	106.7	124.0	22.8	11.5	26.7	29.7	2.5	5.4

Maximum	135.7	161.1	(186.7)	(168.0)	84.2	85.9	154.5	142.8	68.7	42.6	59.8	70.3	7.6	16.7

Minimum	82.4	81.6	(71.7)	(102.3)	45.1	48.8	82.6	100.7	0.1	0.0	5.7	13.7	0.7	1.4

Period-end	106.3	120.7	(98.0)	(139.3)	45.5	52.3	90.9	140.8	44.1	18.8	22.6	46.2	1.2	1.8

1    Includes value-at-risk from gold and other precious metal positions.

The average stressed value-at-risk was € 105.1 million over 2015, a decrease of € 4.5 million compared with the full year 2014. There was a reduction in the credit spread stressed value-at-risk, partly offset by an increase in equity stressed value-at-risk. Equity stressed value-at-risk increased due to increased single name exposures and a reduction in loss protection on average compared to the full year 2014. The average and period end credit spread stressed value-at-risk decreases were driven by an improvement to the correlations approach used to aggregate certain components within credit spread value-at-risk.

171	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

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
Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)[1,2,3]
	Total		Fixed Income & Currencies		Structured Finance		Emerging Markets - Debt		NCOU		Other
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average	974.9	811.9	520.3	532.8	298.4	152.2	235.2	164.1	17.6	(3.6)	(96.8)	(33.5)
Maximum	1,020.8	1,065.4	673.2	719.3	404.6	189.3	299.7	220.2	84.8	39.4	(56.6)	64.7

Minimum	843.8	647.9	448.2	381.8	203.4	106.3	144.2	119.5	(4.8)	(25.8)	(124.1)	(88.0)

Period-end	843.8	1,037.8	448.2	603.4	203.4	159.8	264.4	170.5	3.0	39.4	(75.2)	64.7

[1]      Amounts show the bands within which the values fluctuated during the 12-week period preceding December 31, 2015 and December 31, 2014.

[2]      All liquidity horizons are set to 12 months

[3]      For year-end 2014, the spot IRC was calculated as the weekly spot plus the average unrated add-on calculated from the period 14-November to 31-December 2014 to reflect the time period from the date of the BaFin letter to the end of the year. For year-end 2015, the spot IRC was calculated as the weekly spot plus the spot unrated add-on.

The incremental risk charge as at the end of 2015 was € 844 million a decrease of € 194 million (19%) compared with year end 2014. The 12-week average incremental risk charge as at the end of 2015 was € 975 million and thus € 163 million (20%) higher compared with the average for the 12-week period ended December 31, 2014. The decrease in the year-end charge was driven by inventory reductions in Distressed Products and Credit Flow Trading. For the 2014 year-end calculation, the bank was requested by BaFin to include new add-ons for Defaulted Debt and Unrated positions. As these add-ons were included for the entire Q4 2015, the average charge was higher than during the same period in 2014.

Deutsche Bank	1 – Management Report	172
Annual Report 2015

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the internal spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the standardised approach securitization framework.
Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)[1,2,3]
in € m.	2015	2014
Average	188.4	246.9

Maximum	197.3	257.5

Minimum	180.3	223.0

Period-end	190.2	222.0

[1]     Regulatory Comprehensive Risk Measure calculated for the 12-week period ending December 31.

[2]     Period end is based on the internal model spot value.

[3]     All liquidity horizons are set to 12 months.

The comprehensive risk measure as at the end of 2015 was € 190 million and decreased by € 32 million (14%) compared with year end 2014. The 12-week average of our comprehensive risk measure as at the end of 2015 was € 188 million and thus € 59 million (24%) lower compared with the average for the 12-week period ended December 31, 2014. The reduction was due to continued de-risking on this portfolio.

Market Risk Standardized Approach

As of December 31, 2015, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 810.8 million corresponding to risk weighted-assets of € 10.1 billion. As of December 31, 2014 these positions generated capital requirements of € 1,682 million corresponding to risk weighted-assets of € 21.0 billion. The reduction is due to de-risking, which has been offset by an increase following the end of the transitional period granted by Article 337 (4) CRR as the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally there has been an increase from foreign exchange.

For nth-to-default credit default swaps the capital requirement increased to € 6 million corresponding to risk weighted-assets of € 78 million compared with € 1 million and € 19 million as of December 31, 2014 caused by the aforementioned regulatory change.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 70 million corresponding to risk weighted-assets of € 873 million as of December 31, 2015, compared with € 91 million and € 1,139 million as of December 31, 2014.

The capital requirement for longevity risk under the market risk standardized approach was € 36 million for NCOU and PIRM corresponding to risk weighted-assets of € 451 million as of December 31, 2015, compared with € 26 million and € 326 million as of December 31, 2014.

Value-at-Risk at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of December 31, 2015 and at year-end 2014. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of December 31, 2015 and at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

173	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Results of Regulatory Backtesting of Trading Market Risk

In 2015 we observed three global outliers, where our loss on a buy-and-hold basis exceeded the value-at-risk, compared with one outlier in 2014. The first outlier occurred in January 2015 and was primarily driven by losses in the Global Foreign Exchange business following the Swiss National Bank removing the Euro Swiss Franc floor. The other two outliers occurred in November and December 2015, and were driven by de-risking activity in the Non-Core Operating Unit. Based on the backtesting results, our analysis of the underlying reasons for outliers and enhancements included in our value-at-risk methodology we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the trading units daily buy-and-hold income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of our trading positions with the buy and hold income. Figures are shown in millions of euro and exclude contributions from Postbank’s trading book which is calculated on a stand-alone basis. The chart shows that our trading units achieved a positive buy and hold income for 51 % of the trading days in 2015 (versus 52 % in 2014), as well as displaying the three global outlier in 2015.

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

Deutsche Bank	1 – Management Report	174
Annual Report 2015

Our trading units achieved a positive revenue for 91 % of the trading days in 2015 compared with 95 % in the full year 2014.

Nontrading Market Risk Exposures

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios.
	Carrying value		Economic capital usage
in € m.	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Strategic investments	829	4,051	332	1,676

Alternative assets	6,363	3,414	2,764	1,171
Principal investments	1,735	1,900	504	902
Other nonstrategic investment assets	4,627	1,514	2,260	269

Other nontrading market risks[1]	N/M	N/M	9,782	7,051
Interest rate risk	N/M	N/M	2,057	1,683
Credit spread risk	N/M	N/M	1,654	319
Equity compensation risk	N/M	N/M	405	(237)
Pension risk	N/M	N/M	828	1,189
Structural foreign exchange risk	N/M	N/M	3,183	2,672
Guaranteed funds risk	N/M	N/M	1,655	1,425

Total nontrading market risk portfolios	7,192	7,465	12,878	9,898

N/M – Not meaningful

[1]    N/M – Indicates that the risk is mostly related to off-balance sheet and liabilities items.

The total economic capital figures do take into account diversification benefits between interest rate & credit spread risks, equity compensation risk, pension risk and structural foreign exchange risk.

—  Strategic investments. Economic capital usage decreased significantly mainly driven by the reclass of our participation in Hua Xia Bank Company Limited to Non Strategic Investments.

—  Alternative assets. The nontrading market risk economic capital increased during 2015 mainly driven from the re-classification of Hua Xia Bank to Non Strategic Investments. Further increases were driven by methodology enhancements as the alignment of the Investment Risk EC model to the standard market risk SVAR based EC model.

175	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

—   Other nontrading market risks:

—     Interest rate risk. Besides the allocation of economic capital to outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates (“DRE”) and volatility of deposit balances. Economic capital is derived by stressing modelling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2015 was € 2,057 million, versus € 1,683 million for December 31, 2014, predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar and by Treasury, reflected under Consolidation & Adjustments.

—     Credit spread risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 1,654 million as of December 31, 2015, versus € 319 million as of December 31, 2014. The increase in economic capital usage was driven by methodology enhancements with regard to capturing spread risk of securities held as liquidity reserve.

—     Equity compensation risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € 405 million as of December 31, 2015 on a diversified basis, compared with € (237) million as of December 31, 2014. The increase was predominantly driven by methodology alignment to the standard traded market risk EC model.

—     Pension risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 828 million and € 1,189 million as of December 31, 2015 and December 31, 2014 respectively. The decrease is mainly caused by additional diversification benefits with other Nontrading market risk.

—     Structural foreign exchange risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 3,183 million as of December 31, 2015 on a diversified basis versus € 2,672 million as of December 31, 2014. The increase is largely caused by the appreciation of the US dollar against the Euro.

—     Guaranteed funds risk. The increase in economic capital usage from € 1.4 billion as of December 31, 2014 to € 1.7 billion as of December 31, 2015 was triggered predominately by changed diversification effects and methodology enhancements.

Operational Risk Exposure Operational Risk – Risk Profile Operational Risk Losses by Event Type (Profit and Loss view)
in € m.	2015	2014[1]
Clients, Products and Business Practices	3,667	1,806

Internal Fraud	1,338	523

External Fraud	475	20

Execution, Delivery and Process Management	280	70

Others	22	61

Group	5,782	2,480

[1]     Changed 2014 loss figures due to subsequent capture of losses and reclassification.

Profit and loss based operational losses increased by € 3.3 billion or 133 % compared to year-end 2014. The increase was predominantly driven by the event types “Clients, Products and Business Practices” and “Internal Fraud”, due to settlements reached and increased litigation reserves for unsettled cases. The increase in the event type “External Fraud” is caused by a provision for equity trading fraud. The event type “Execution, Delivery and Process Management” increased, other event types decreased slightly.

Deutsche Bank	1 – Management Report	176
Annual Report 2015

[1]	Percentages in brackets correspond to loss frequency respectively to loss amount for losses occurred in 2010-2014 period. Frequency and amounts can change subsequently.

The above left pie chart “Frequency of Operational Losses” summarizes operational risk events which occurred in 2015 compared to the five-year period 2010-2014 in brackets based on the period in which a loss was first recognized for that event. For example, for a loss event that was first recognized in 2002 with an additional profit/loss event recognized in 2015, the frequency chart would not include the loss event, but the loss distribution chart would include the profit/loss recognized in the respective period.

Frequencies are driven by the event type “External Fraud” with a frequency of 44 % of all observed loss events. The event types “Clients, Product and Business Practices” contribute 42 % of the events and “Execution, Delivery and Process Management” contribute 11%. Others are stable at 2%. The event type “Internal Fraud” has a low frequency, resulting in less than 1 % of the loss events in the period 2015. This is unchanged compared to 2010-2014.

The above right pie chart “Distribution of Operational Losses” summarizes operational risk loss postings recognized in the profit/loss in 2015 compared to the five-year period 2010-2014. The event type “Clients, Product and Business Practices” dominates the operational loss distribution with a share of 63 % and is determined by outflows related to litigation, investigations and enforcement actions. “Internal Fraud” has the second highest share (23%) which is related to regulatory events we have experienced in recent years. Finally, the event types “External Fraud” (8%) and “Execution, Delivery and Process Management” (5%) can be considered minor, compared to other event types.

177	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Liquidity Risk Exposure Funding Markets and Capital Markets Issuance

Credit markets in 2015 were affected by continued political uncertainties in the eurozone, the ongoing low interest rate environment as well as the implementation in a number of jurisdictions, including Germany, of measures intended to reduce the levels of implicit sovereign support for banks, with a consequential impact on bank senior ratings. Our 5 year CDS traded within a range of 61 to 110 bps, peaking in July. Since then, the spread has slightly declined and as of year-end was trading at the higher end of the range for the year. The spreads on our bonds exhibited similar volatility. For example, our 1.25 % EUR benchmark maturing in September 2021 traded in a range of 29 to 101 bps, closing in the middle of the range at year end.

Our 2015 funding plan of up to € 35 billion, comprising debt issuance with an original maturity in excess of one year, was fully completed and we concluded 2015 having raised € 39.1 billion in term funding. This funding was broadly spread across the following funding sources: unsecured and covered benchmark issuance (€ 8.4 billion), Tier 2 benchmark issuance (€ 2.8 billion), unsecured retail-targeted issuance (€ 11.3 billion) and other unsecured and covered private placements (€ 16.6 billion). Of the € 39.1 billion total, the majority was in Euro (€18.6 billion). We also issued €16.5 billion in U.S. dollar and smaller amounts in JPY and CHF. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (29%), banks (16%), asset managers and pension funds (22%), insurance companies (9%) and other institutional investors (25%). The geographical distribution was split between Germany (22%), rest of Europe (41%), US (18%), Asia/Pacific (13%) and Other (5%). Of our total capital markets issuance outstanding as of December 31, 2015, approximately 86 % was issued on an unsecured basis.

The average spread of our issuance over the relevant floating index (i.e., Libor) was 57 bps for the full year with an average tenor of 6.3 years. Our issuance activities were higher in the first half of the year with volumes decreasing in the second half of the year 2015. We issued the following volumes over each quarter: € 16.9 billion, € 5.5 billion, € 10.4 billion and € 6.3 billion, respectively.

In 2016, our base case funding plan is up to € 35 billion which we plan to cover by accessing the above sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 22.4 billion in 2016.

Funding Diversification

In 2015, total external funding grew by € 56.7 billion (6%) during the year of which the majority came in our CB&S business, in particular the increases in secured funding and shorts by € 29.6 billion (37%), in other customers by € 7.4 billion (10%) and unsecured wholesale funding by € 5.6 billion (10%) reflect increasing business activities in comparison to very low year-end levels in 2014, mainly driven by deleveraging activities in that year. We also saw increases in retail, including wealth management clients (€ 10.8 billion, 4%) and transaction banking (€ 12.5 billion, 7%). These increases more than offset the reductions in financing vehicles (€ 7.9 billion, 67%) and in capital markets and equity (€ 1.5 billion, 1%). The overall proportion of our most stable funding sources (comprising capital markets and equity, retail, and transaction banking) decreased from 76 % to 74%. The overall volume of unsecured wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. These fluctuations are dependent on client-related securities financing activities as well as changes in liquid trading inventories during the quarter.

Deutsche Bank	1 – Management Report	178
Annual Report 2015

[1]    Other includes fiduciary, self-funding structures (e.g. X-markets), margin/Prime Brokerage cash balances (shown on a net basis).

[2]    Includes ABCP-Conduits.

Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 528 billion (€ 660 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 71 billion (€ 75 billion), other non-funding liabilities € 54 billion (€ 54 billion) for December 31, 2015 and December 31, 2014 respectively; figures may not add up due to rounding.

Maturity of unsecured wholesale funding, ABCP and capital markets issuance[1]
								Dec 31, 2015

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	11,101	8,073	3,196	1,399	23,769	143	69	23,981

Deposits from other wholesale customers	2,872	8,911	5,090	4,078	20,950	319	191	21,460

CDs and CP	1,216	3,718	3,984	5,636	14,555	298	1	14,853

ABCP	0	0	0	0	0	0	0	0

Senior unsecured plain vanilla	2,794	6,651	3,166	3,082	15,694	17,136	41,052	73,882

Senior unsecured structured notes	512	2,045	1,296	3,368	7,221	5,404	21,053	33,679

Covered bonds/ABS	0	51	1,371	75	1,496	2,460	18,056	22,012

Subordinated liabilities	734	680	263	310	1,987	1,376	16,199	19,562

Other	0	0	0	0	0	0	0	0

Total [2]	19,229	30,129	18,367	17,948	85,673	27,136	96,621	209,430

thereof:

Secured	0	51	1,371	75	1,496	2,460	18,056	22,012

Unsecured	19,229	30,078	16,996	17,873	84,176	24,677	78,565	187,418

[1]    Includes additional tier 1 notes reported as additional equity components in the financial statements, numbers for 2014 were restated accordingly.

[2]    Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

179	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 86 billion as of December 31, 2015, and should be viewed in the context of our total Liquidity Reserves of € 215 billion.

								Dec 31, 2014

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total

Deposits from banks	7,816	5,373	7,930	2,541	23,661	42	350	24,053

Deposits from other wholesale customers	2,828	1,569	2,979	2,387	9,763	306	404	10,473

CDs and CP	1,747	4,629	8,080	5,623	20,080	20	28	20,128

ABCP	2,849	233	0	0	3,082	0	0	3,082

Senior unsecured plain vanilla	756	2,823	4,589	4,978	13,145	12,904	40,031	66,080

Senior unsecured structured notes	528	1,721	2,384	3,655	8,288	3,698	22,242	34,227

Covered bonds/ABS	0	11	1,223	458	1,693	1,701	20,325	23,719

Subordinated liabilities	636	2,352	1,772	799	5,559	537	14,508	20,604

Other	0	0	0	166	166	13	131	310

Total [1]	17,161	18,711	28,958	20,607	85,437	19,220	98,020	202,676

thereof:

Secured	2,849	244	1,223	458	4,775	1,701	20,325	26,801

Unsecured	14,311	18,467	27,735	20,149	80,662	17,519	77,695	175,875

[1]	Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The following table shows the currency breakdown of our short-term unsecured wholesale funding, of our ABCP funding and of our capital markets issuance.

Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

				Dec 31,2015					Dec 31,2014

in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total

Deposits from banks	4,875	17,066	1,053	987	23,981	6,123	15,738	284	1,907	24,053

Deposits from other whole- sale customers	15,912	4,257	476	815	21,460	3,379	4,621	800	1,673	10,473

CDs and CP	10,771	1,202	1,843	1,038	14,853	13,572	3,216	1,655	1,685	20,128

ABCP	0	0	0	0	0	312	2,674	96	0	3,082

Senior unsecured plain vanilla	47,576	20,573	110	5,623	73,882	43,498	16,923	378	5,282	66,080

Senior unsecured structured notes	10,342	19,322	176	3,838	33,679	12,136	16,884	168	5,038	34,227

Covered bonds/ ABS	21,952	60	0	0	22,012	23,653	66	0	0	23,719

Subordinated liabilities	8,507	9,858	800	397	19,562	9,617	9,802	791	394	20,604

Other	0	0	0	0	0	72	218	0	20	310

Total	119,935	72,338	4,459	12,698	209,430	112,363	70,141	4,173	16,000	202,676

thereof:

Secured	21,952	60	0	0	22,012	23,965	2,740	96	0	26,801

Unsecured	97,984	72,278	4,459	12,697	187,418	88,398	67,402	4,076	16,000	175,875

Deutsche Bank	1 – Management Report	180
Annual Report 2015

Liquidity Reserves Composition of our freely transferable liquidity reserves by parent company (including branches) and subsidiaries
		Dec 31, 2015		Dec 31, 2014

in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value

Available cash and cash equivalents (held primarily at central banks)	98	98	65	65
Parent (incl. foreign branches)	75	75	54	54
Subsidiaries	23	23	11	11

Highly liquid securities (includes government, government guaranteed and agency securities)	100	94	103	96
Parent (incl. foreign branches)	78	73	81	75
Subsidiaries	22	21	23	20

Other unencumbered central bank eligible securities	17	13	16	11
Parent (incl. foreign branches)	14	11	14	10
Subsidiaries	3	2	2	1

Total liquidity reserves	215	205	184	171
Parent (incl. foreign branches)	167	159	149	139
Subsidiaries	48	46	35	32

As of December 31, 2015, our freely transferable liquidity reserves amounted to € 215 billion compared with € 184 billion as of December 31, 2014. The primary driver of the increase of € 31 billion in 2015 was a growth of € 34 billion in our available-cash and cash equivalents during the year mainly driven by increased external funding sources, together with small decrease in our highly-liquid securities. Our average liquidity reserves during the year were € 202.2 billion compared with € 189.8 billion during 2014. In the table above the carrying value represents the market value of our liquidity reserves while the liquidity value reflects our assumption of the value that could be obtained, primarily through secured funding, taking into account the experience observed in secured funding markets at times of stress.

The liquidity value (weighted) of our Liquidity Reserves of € 205 billion exceeds the liquidity value (weighted) of our High Quality Liquid Assets (HQLA) of € 192 billion. The major drivers of this difference are: Liquidity Reserves include central bank eligible but otherwise less liquid securities (for example traded loans, other investment-grade corporate bonds and ABS) which are not recognised in HQLA; HQLA includes major index equities, but excludes cash balances deposited with central banks to satisfy a minimum cash requirements as well as cash balances deposited with non EU Central Banks rated below AA- which are included in the LCR but not as part of the HQLA.

Liquidity Coverage Ratio

Our LCR of 119 % as of December 31, 2015 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 (calculated in accordance with the EBA’s Implementing Technical Standard on Supervisory Reporting with regard to the LCR).

LCR components

Dec 31, 2015

in € bn.	Liquidity Value (weighted)

High quality liquid assets	192

Gross inflows	111

Gross outflows	272

Net outflows	161

LCR ratio in %	119

Funding Risk Management

Structural Funding

Both the aggregate currency and the U.S. dollar funding matrices were in line with the respective risk appetite as of year ends 2015 and 2014, and the GBP funding matrix exceeded risk appetite as of year end 2015.

181	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Stress Testing and Scenario Analysis

Global All Currency Monthly Stress Testing Results

			Dec 31, 2015			Dec 31, 2014[1]

in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position[4]	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position[4]

Systemic market risk	71	218	147	49	183	134

Emerging markets	14	190	176	9	185	176

1 notch downgrade (DB specific)	51	200	148	42	166	124

Severe downgrade (DB specific)	188	240	53	163	202	38

Combined [5]	218	264	46	190	214	24

[1]	2014 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
[2]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[3]	Based on liquidity generation through Liquidity Reserves and other countermeasures.
[4]	All scenarios showing 8 week point.
[5]	Combined impact of systemic market risk and severe downgrade.

Global USD Monthly Stress Testing Results

			Dec 31, 2015			Dec 31, 2014[1]

in € bn.	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position[4]	Funding Gap[2]	Gap Closure[3]	Net Liquidity Position[4]

Combined[5]	102	163	61	92	149	56

[1]	2014 figures are based on the prevailing methodology at the time and are not restated to reflect any changes to stress testing assumptions that have been implemented during the year.
[2]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[3]	Based on liquidity generation through Liquidity Reserves and other countermeasures.
[4]	All scenarios showing 8 week point.
[5]	Combined impact of systemic market risk and severe downgrade.

Global GBP Monthly Stress Testing Results

			Dec 31, 2015

in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position[3]

Combined[4]	10	32	22

[1]	Funding gap caused by impaired rollover of liabilities and other projected outflows.
[2]	Based on liquidity generation through Liquidity Reserves and other countermeasures.
[3]	All scenarios showing 8 week point.
[4]	Combined impact of systemic market risk and severe downgrade.

The following table presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies for all currencies.

Additional Contractual Obligations

		Dec 31, 2015		Dec 31, 2014

in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade

Contractual derivatives funding or margin requirements	4,332	6,472	6,806	7,893

Other contractual funding or margin requirements	317	1,459	529	689

Asset Encumbrance

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

Deutsche Bank	1 – Management Report	182
Annual Report 2015

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

The readily available value represents the current balance sheet carrying value rather than any form of stressed liquidity value (see the “Liquidity Reserves” for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be ready available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other could be packaged into a format that would be suitable for use to generate funding.

Encumbered and unencumbered assets

				Dec 31, 2015

				Carrying value

			Unencumbered assets

in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other

Debt securities	215	74	141	0

Equity instruments	76	49	28	0

Other assets:
Cash and due from banks & Interest earning deposits with Banks	107	11	96	0
Securities borrowed or purchased under resale agreements[1]	56	0	0	56
Financial assets at fair value through profit and loss[2]
Trading assets	17	0	17	0
Positive market value from derivative financial instruments	518	0	0	518
Securities borrowed or purchased under resale agreements[1]	73	0	0	73
Other financial assets at fair value through profit or loss	12	0	12	0
Financial assets available for sale[2]	3	0	3	0
Loans	424	45	11	368
Other assets	132	59	0	74

Total	1,632	238	307	1,087

[1]

Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below.

[2]	Excludes Debt securities and Equity instruments (separately disclosed above).

				Dec 31, 2015

		Fair value of collateral received

			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other

Collateral received:	285	238	46	1
Debt securities	197	152	45	0
Equity instruments	87	86	1	0
Other collateral received	1	0	0	1

183	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

				Dec 31, 2014

				Carrying value

			Unencumbered assets

in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other

Debt securities	184	42	142	0

Equity instruments	70	50	20	0

Other assets:
Cash and due from banks & Interest earning deposits with Banks	82	7	75	0
Securities borrowed or purchased under resale agreements[1]	44	0	0	44
Financial assets at fair value through profit and loss[2]
Trading assets	17	0	17	0
Positive market value from derivative financial instruments	630	0	0	630
Securities borrowed or purchased under resale agreements[1]	81	0	0	81
Other financial assets at fair value through profit or loss	15	0	15	0
Financial assets available for sale[2]	3	0	3	0
Loans	398	45	19	334
Other assets	158	63	0	95

Total	1,681	207	291	1,183

				Dec 31, 2014

		Fair value of collateral received

			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other

Collateral received:	253	202	50	1
Debt securities	175	127	48	0
Equity instruments	76	75	1	0
Other collateral received	1	0	0	1

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

The modelling profiles are part of the overall liquidity risk management framework (see section “Stress Test” for short-term liquidity positions ≤ 1year and section “Funding Matrix” for long-term liquidity positions > 1year) which is defined and approved by the Management Board.

Deutsche Bank	1 – Management Report	184
Annual Report 2015

The following tables present a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2015 and 2014, respectively.

Analysis of the earliest contractual maturity of assets

									Dec 31, 2015
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances	94,290	337	0	0	0	2,313	0	0	0	96,940

Interbank balances (w/o central banks)	7,703	2,115	434	341	1	2,025	83	100	40	12,842

Central bank funds sold	0	0	0	0	0	0	0	0	0	0

Securities purchased under resale agreements	450	8,293	5,530	4,539	1,861	568	888	328	0	22,456
With banks	426	7,050	5,091	3,648	1,601	311	647	0	0	18,773
With customers	24	1,243	440	890	260	258	241	328	0	3,683

Securities borrowed	30,335	3,221	0	0	0	0	0	1	0	33,557
With banks	3,462	159	0	0	0	0	0	0	0	3,622
With customers	26,873	3,062	0	0	0	0	0	1	0	29,935

Financial assets at fair value through profit or loss – trading	735,748	35,190	6,176	3,652	1,318	1,298	5,173	6,599	25,727	820,883
Trading assets	196,035	0	0	0	0	0	0	0	0	196,035
Fixed-income securities and loans	118,671	0	0	0	0	0	0	0	0	118,671
Equities and other variable- income securities	76,044	0	0	0	0	0	0	0	0	76,044
Other trading assets	1,320	0	0	0	0	0	0	0	0	1,320
Positive market values from derivative financial instruments	515,594	0	0	0	0	0	0	0	0	515,594
Financial assets designated at fair value through profit or loss	24,119	35,190	6,176	3,652	1,318	1,298	5,173	6,599	25,727	109,253
Securities purchased under resale agreements	6,139	31,257	5,449	2,344	503	341	1,690	2,384	965	51,073
Securities borrowed	17,898	3,544	47	0	0	0	0	0	0	21,489
Fixed-income securities and loans	79	376	656	1,303	791	448	3,483	4,214	14,532	25,883
Equities and other variable- income securities	0	4	0	0	0	155	0	0	10,230	10,389
Other financial assets designated at fair value through profit or loss	2	9	24	5	24	354	0	1	0	419

Positive market values from derivative financial instruments qualifying for hedge accounting	0	9	71	75	139	58	142	716	1,925	3,136

Financial assets available for sale	18	966	1,941	1,543	893	1,998	8,832	22,880	34,513	73,583
Fixed-income securities and loans	6	481	1,937	1,543	893	952	8,815	22,869	33,873	71,368
Equities and other variable- income securities	12	485	3	0	0	1,046	17	12	640	2,215

Loans	20,375	31,464	27,851	30,337	9,142	11,313	24,272	71,890	201,104	427,749
To banks	543	2,137	3,829	1,858	1,703	870	726	1,592	926	14,183
To customers	19,832	29,327	24,022	28,480	7,439	10,442	23,546	70,299	200,177	413,565
Retail	5,363	6,048	6,102	3,065	2,536	2,874	6,743	18,787	149,127	200,646
Corporates and other customers	14,470	23,279	17,920	25,415	4,903	7,568	16,803	51,512	51,050	212,919

Other financial assets	94,078	932	1,479	564	254	1,003	115	62	66	98,555

Total financial assets	982,997	82,528	43,483	41,051	13,608	20,577	39,505	102,576	263,374	1,589,700

Other assets	26,341	0	0	0	0	0	0	0	13,089	39,430

Total assets	1,009,338	82,528	43,483	41,051	13,608	20,577	39,505	102,576	276,463	1,629,130

185	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Analysis of the earliest contractual maturity of assets

	Dec 31, 2014
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances [1]	73,515	198	104	0	0	562	0	0	103	74,482

Interbank balances (w/o central banks) [1]	4,987	2,497	90	16	15	1,217	101	120	48	9,090

Central bank funds sold	0	0	0	0	0	0	0	0	0	0

Securities purchased under resale agreements	4	3,553	2,416	8,143	1,659	1,719	51	240	12	17,796
With banks	4	2,154	533	647	333	561	0	2	12	4,245
With customers	0	1,399	1,883	7,496	1,326	1,159	51	238	0	13,551

Securities borrowed	21,598	4,202	0	0	0	0	0	0	34	25,834
With banks	550	964	0	0	0	0	0	0	0	1,515
With customers	21,047	3,238	0	0	0	0	0	0	34	24,319

Financial assets at fair value through profit or loss – trading	840,858	43,382	12,360	5,371	2,068	2,090	4,855	7,624	24,316	942,924
Trading assets	195,681	0	0	0	0	0	0	0	0	195,681
Fixed-income securities and loans	124,462	0	0	0	0	0	0	0	0	124,462
Equities and other variable- income securities	69,831	0	0	0	0	0	0	0	0	69,831
Other trading assets	1,387	0	0	0	0	0	0	0	0	1,387
Positive market values from derivative financial instruments	629,958	0	0	0	0	0	0	0	0	629,958
Financial assets designated at fair value through profit or loss	15,219	43,382	12,360	5,371	2,068	2,090	4,855	7,624	24,316	117,285
Securities purchased under resale agreements	1,757	36,255	11,109	4,568	1,883	501	1,530	1,849	1,021	60,473
Securities borrowed	13,462	5,783	1,159	0	0	0	0	0	0	20,404
Fixed-income securities and loans	0	1,344	92	660	184	1,588	3,010	5,775	12,957	25,612
Equities and other variable- income securities	0	0	0	0	0	0	0	0	10,339	10,339
Other financial assets designated at fair value through profit or loss	0	0	0	142	0	1	315	0	0	459

Positive market values from derivative financial instruments qualifying for hedge accounting	0	30	140	108	69	37	177	791	3,050	4,403

Financial assets available for sale	20	1,895	1,610	2,797	643	774	4,702	25,756	26,099	64,297
Fixed-income securities and loans	20	1,895	1,610	2,797	643	774	4,408	25,754	24,137	62,038
Equities and other variable- income securities	0	0	0	0	0	0	295	2	1,962	2,259

Loans	19,917	35,866	32,121	26,780	9,101	11,591	26,638	69,501	174,098	405,612
To banks	880	4,744	4,945	4,986	1,321	944	2,859	1,974	408	23,059
To customers	19,037	31,122	27,176	21,794	7,780	10,647	23,779	67,528	173,690	382,553
Retail	3,947	10,852	4,038	4,836	2,884	3,288	9,491	25,572	131,277	196,186
Corporates and other customers	15,090	20,270	23,138	16,959	4,896	7,359	14,288	41,955	42,412	186,367

Other financial assets	119,485	474	387	349	113	99	18	76	4,050	125,050

Total financial assets	1,080,383	92,098	49,228	43,564	13,668	18,089	36,542	104,108	231,809	1,669,490

Other assets	15,514	1,322	707	626	196	260	268	763	19,559	39,214

Total assets	1,095,897	93,421	49,935	44,189	13,864	18,349	36,809	104,871	251,368	1,708,703

[1]

In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

Deutsche Bank	1 – Management Report	186
Annual Report 2015

The following tables present a maturity analysis of our total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2015 and 2014, respectively.

Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2015
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	345,569	37,777	117,943	21,500	10,169	8,600	7,356	6,935	11,126	566,974
Due to banks	72,304	5,131	15,770	5,884	1,616	2,106	2,188	5,214	8,852	119,065
Due to customers	273,265	32,646	102,173	15,616	8,552	6,494	5,168	1,721	2,273	447,909
Retail	113,016	13,588	80,124	3,270	2,131	1,805	2,524	642	220	217,321
Corporates and other customers	160,249	19,058	22,049	12,346	6,422	4,689	2,644	1,079	2,053	230,588

Trading liabilities	546,381	0	0	0	0	0	0	0	0	546,381
Trading securities	51,327	0	0	0	0	0	0	0	0	51,327
Other trading liabilities	977	0	0	0	0	0	0	0	0	977
Negative market values from derivative financial instruments	494,076	0	0	0	0	0	0	0	0	494,076

Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	18,423	4,725	1,569	1,760	1,240	10,069	1,809	1,652	3,526	44,773
Securities sold under repurchase agreements	17,600	2,712	690	1,172	140	9,322	0	0	0	31,637
Long-term debt	269	47	342	426	879	513	1,669	1,384	3,183	8,710
Other financial liabilities designated at fair value through profit or loss	554	1,966	537	162	221	233	141	268	343	4,425

Investment contract liabilities	0	35	70	70	70	734	108	1,593	5,843	8,522

Negative market values from derivative financial instruments qualifying for hedge accounting	0	43	513	414	203	301	278	1,630	2,983	6,365

Central bank funds purchased	574	0	0	0	0	0	0	0	0	574

Securities sold under repurchase agreements	7,492	1,567	53	117	0	0	0	0	0	9,229
Due to banks	2,757	1,554	53	117	0	0	0	0	0	4,481
Due to customers	4,734	13	0	0	0	0	0	0	0	4,747

Securities loaned	2,846	10	1	0	0	0	0	0	414	3,270
Due to banks	290	6	0	0	0	0	0	0	0	295
Due to customers	2,556	5	1	0	0	0	0	0	414	2,975

Other short term borrowings	17,776	1,311	2,052	2,666	3,006	1,199	0	0	0	28,010

Long-term debt	0	3,327	8,638	6,923	4,251	2,990	39,801	45,435	48,652	160,016
Debt securities – senior	0	3,184	8,444	5,815	3,782	2,631	24,701	40,061	36,599	125,217
Debt securities – subordinated	0	0	0	619	150	100	0	1,314	4,231	6,414
Other long-term debt – senior	0	143	194	247	173	162	14,978	3,575	7,502	26,973
Other long-term debt – subordinated	0	0	0	243	146	97	121	486	319	1,412

Trust Preferred Securities	0	733	0	262	0	0	735	4,373	918	7,020

Other financial liabilities	146,678	931	2,859	198	83	170	340	14	36	151,309

Total financial liabilities	1,085,739	50,458	133,696	33,911	19,023	24,063	50,426	61,633	73,496	1,532,443

Other liabilities	28,984	0	0	0	0	0	0	0	0	28,984

Total equity	0	0	0	0	0	0	0	0	67,624	67,624

Total liabilities and equity	1,114,722	50,458	133,696	33,911	19,023	24,063	50,426	61,633	141,120	1,629,051

Off-balance sheet commitments given	6,433	9,833	8,772	17,963	10,036	14,221	29,240	107,376	27,999	231,874

Banks	425	406	1,405	2,354	1,301	1,059	1,512	1,213	177	9,852

Retail	231	166	103	687	678	945	2,272	1,605	7,272	13,958

Corporates and other customers	5,778	9,261	7,265	14,923	8,057	12,218	25,456	104,559	20,549	208,063

187	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		▶ Risk and Capital Performance	Explanatory Report – 239
Compensation Report – 188
Corporate Responsibility – 228

Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2014
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	298,701	45,396	114,001	31,733	9,820	8,832	5,557	7,618	11,276	532,931
Due to banks	55,538	6,866	12,896	10,400	3,243	1,862	2,593	5,741	9,212	108,350
Due to customers	243,163	38,530	101,105	21,333	6,577	6,970	2,964	1,878	2,064	424,584
Retail	96,651	18,777	83,460	4,919	2,105	1,816	1,095	744	215	209,781
Corporates and other customers	146,512	19,753	17,645	16,414	4,473	5,154	1,869	1,134	1,849	214,803

Trading liabilities	652,045	0	0	0	0	0	0	0	0	652,045
Trading securities	41,112	0	0	0	0	0	0	0	0	41,112
Other trading liabilities	731	0	0	0	0	0	0	0	0	731
Negative market values from derivative financial instruments	610,202	0	0	0	0	0	0	0	0	610,202

Financial liabilities designed at fair value through profit or loss (without loan commitments and financial guarantees)	2,560	6,612	4,573	12,082	1,300	1,047	2,263	2,909	3,686	37,032
Securities sold under repurchase agreements	1,361	4,241	3,711	11,058	393	0	288	0	0	21,053
Long-term debt	6	116	334	734	553	672	1,582	2,716	3,205	9,919
Other financial liabilities designated at fair value through profit or loss	1,193	2,255	527	289	355	375	394	193	481	6,061

Investment contract liabilities	0	30	61	61	61	726	93	1,493	5,999	8,523

Negative market values from derivative financial instruments qualifying for hedge accounting	0	42	240	350	231	55	398	1,145	2,602	5,063

Central bank funds purchased	986	0	0	0	0	0	0	0	0	986

Securities sold under repurchase agreements	3,677	1,397	3,225	1,001	202	400	0	0	0	9,901
Due to banks	3,518	1,170	3,155	1,001	202	400	0	0	0	9,445
Due to customers	158	227	70	0	0	0	0	0	0	456

Securities loaned	1,960	15	1	0	0	0	0	0	363	2,339
Due to banks	130	5	0	0	0	0	0	0	1	136
Due to customers	1,830	10	1	0	0	0	0	0	361	2,203

Other short term borrowings	26,642	5,099	2,766	4,499	1,995	1,929	0	0	0	42,931

Long-term debt	0	1,027	4,778	6,261	6,401	7,272	24,219	51,257	43,622	144,837
Debt securities – senior	0	923	3,833	5,190	5,616	6,767	18,224	46,138	32,755	119,446
Debt securities – subordinated	0	0	645	262	601	236	500	169	2,633	5,047
Other long-term debt – senior	0	104	300	750	148	124	5,291	4,351	7,930	18,999
Other long-term debt – subordinated	0	0	0	59	35	145	205	598	304	1,345

Trust Preferred Securities	0	832	3,053	655	89	277	726	4,757	184	10,573

Other financial liabilities	155,055	884	3,126	217	78	174	352	20	23	159,929

Total financial liabilities	1,141,627	61,336	135,822	56,857	20,177	20,712	33,608	69,200	67,754	1,607,093

Other liabilities	28,288	0	0	0	0	0	0	0	0	28,288

Total equity	0	0	0	0	0	0	0	0	73,223	73,223

Total liabilities and equity	1,169,915	61,336	135,822	56,857	20,177	20,712	33,608	69,200	140,976	1,708,604

Off-balance sheet commitments given	6,924	10,505	10,433	16,063	10,182	15,092	28,165	93,727	25,441	216,533

Banks	203	815	1,995	2,316	696	1,009	1,873	1,700	761	11,368

Retail	682	324	284	548	526	1,009	2,183	1,010	6,817	13,383

Corporates and other customers	6,039	9,366	8,154	13,199	8,960	13,075	24,108	91,017	17,864	191,782

Deutsche Bank	1 – Management Report	188
Annual Report 2015

Compensation Report

Introduction

The 2015 Compensation Report provides detailed qualitative and quantitative compensation information with regard to the overall Deutsche Bank Group (except for Deutsche Postbank AG, who provides disclosures separately). Furthermore, it contains disclosures specific to the Management Board members and employees identified as Material Risk Takers (MRTs) in accordance with the German regulation on the supervisory requirements for compensation systems of banks (Institutsvergütungsverordnung, “InstVV”).

The report comprises the following sections:

—	Group compensation overview and disclosure
—	Management Board report and disclosure
—	Supervisory Board report and disclosure

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code (Handelsgesetzbuch, “HGB”), the German Accounting Standard No. 17 “Reporting on Executive Body Remuneration”, CRR, InstVV, and the recommendations of the German Corporate Governance Code.

Group Compensation and Disclosure

Executive Summary

Year 2015 was strongly influenced by the launch of Strategy 2020 and the impact on the Bank’s financial results of extraordinary items, foremost the impairment of goodwill.

The Bank’s compensation decisions for 2015 had to carefully balance the loss reported for the 2015 against the positive revenue developments and the overall capital position. In light of these considerations, the Management Board decided to grant Variable Compensation (VC) in the amount of € 2.4 billion to its employees. Applying the foreign exchange rates used for the 2015 VC pool to the 2014 VC pool, this represents a decrease compared to 2014 by approximately 17%.

The Bank remains committed to align compensation with the long-term performance of the institution. Against this background, the proportion of VC which will be paid or delivered at a later stage remains high at 49% (including equity upfront compensation elements). To further underpin this alignment, 33 % was awarded in shares. For Material Risk Takers (MRTs), the proportion subject to a payment or delivery at a later stage amounted to 88%.

In light of the negative result for 2015, the VC for 2015 was also granted with a view to ensuring stability of the franchise and with the expectation of a positive and sustainable development over the next years. Against this background, it was important to the Bank that this expectation is also reflected in the structure of the VC. The Bank therefore decided to take additional steps towards an alignment between VC and a sustainable performance by increasing the minimum deferral period for the deferred compensation elements from three to four years for all employees receiving deferred compensation elements. Additionally, the retention period for equity upfront compensation elements for MRTs was increased to one year. These measures are accompanied by the introduction of strengthened methods for an ex post risk adjustment of VC which allow for a subsequent decrease or complete elimination of VC.

189	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

With the aim to ensure that the Bank’s approach to compensation remains aligned to its multi-year objectives under Strategy 2020, the Bank has also implemented a new compensation structure for 2016 onwards (the New Compensation Framework). This new structure places stronger emphasis on fixed compensation as well as a closer and more transparent link between the overall Group performance and individual VC decisions.

Compensation Strategy

Compensation plays an integral role in the successful delivery of Deutsche Bank’s strategic objectives. The Group Compensation Strategy is predicated on supporting a global, client-centric banking model with safe and sound compensation practices that operate within the Bank’s capital, liquidity and risk-bearing capacity, and in alignment with the Bank’s strategic objectives and its stated values and beliefs.

Five key objectives of our compensation practices	Core remuneration principles

—     To support the delivery of Deutsche Bank’s client-focused, global bank strategy by attracting and retaining talent across the range of diverse business models and across numerous country locations

—     To support the long term performance of the Bank, the sustainable development of the institution and the risk strategies that derive from this

—     To support long-term performance that is predicated on cost discipline and efficiency

—     To ensure that the Bank’s compensation practices are safe in terms of risk-adjusting performance outcomes, preventing inappropriate risk taking, ensuring compatibility with capital and liquidity planning and complying with regulation

—     To underscore the Bank’s stated values of integrity, sustainable performance, client centricity, innovation, discipline and partnership

—     Align compensation to shareholder interests and sustained firm-wide profitability, taking account of risk and the cost of capital

—     Maximize sustainable employee and firm performance

—     Attract and retaining the best talent

—     Calibrate compensation to different divisions and levels of responsibility

—     Apply a simple and transparent compensation design

—     Ensure compliance with regulatory requirements

The Group Compensation Policy is an internal document focused on informing and educating employees with regard to the Bank’s compensation strategy, governance processes as well as compensation practices and structures. Together, the Group Compensation Strategy and the Group Compensation Policy provide a clear and demonstrable link between compensation practices and the wider Group strategy. Both documents have been published on the Bank’s intranet site and are available to all employees.

Regulatory Compliance

Ensuring compliance with regulatory requirements is an overriding consideration in the Bank’s Group Compensation Strategy. The Bank has strived to be at the forefront of compensation regulatory changes and will continue to work with its prudential supervisor, the European Central Bank (ECB), to be in compliance with all existing and new requirements.

As an EU-headquartered institution, Deutsche Bank is subject to the CRD 4 requirements, as translated into German national law in the German Banking Act and InstVV, globally. The Bank adopted the rules for all subsidiaries and branches globally to the extent required in accordance with Sec. 27 InstVV. The Bank also identifies all employees whose work is deemed to have a material impact on the overall risk profile (“Material Risk Takers” or “MRTs”) in accordance with the InstVV. MRTs are identified on a Group level and also on a single legal entity level for significant institutions in the meaning of Sec. 17 InstVV.

Deutsche Bank	1 – Management Report	190
Annual Report 2015

Pursuant to CRD 4 and the requirements subsequently adopted in the German Banking Act, the Bank is subject to a ratio of 1:1 with regard to fixed to variable components, provided that the shareholders may approve an increase to 1:2. At the Bank’s Annual General Meeting on May 22, 2014, and in accordance with Sec. 25a (5) German Banking Act, shareholder approval was granted to increase the ratio to 1:2. To emphasize the fixed compensation component in respect of remuneration for control functions employees, the Management Board has determined that individuals within the independent control functions are subject to a 1:1 ratio.

As a result of sector specific legislation and in accordance with the InstVV, certain Asset and Wealth Management subsidiaries specifically managing alternative investments are governed under the Alternative Investments Fund Managers Directive (“AIFMD”). AIFMD contains provisions on remuneration which outline the rules that Alternative Investment Fund Managers (“AIFMs”) have to comply with when establishing and applying the remuneration policies for certain categories of their employees. AIFMD Material Risk Takers are to be identified at the AIFM level. One notable difference to CRD 4 and its implementation in German law is that AIFMD Material Risk Takers are not subject to the fixed to variable ratio stipulated in CRD 4. The Bank also identifies AIMFD Material Risk Takers for Alternative Investment Fund Managers in accordance with AIFMD. The Bank applies the remuneration provisions for InstVV MRTs also to AIFMD MRTs except for the 1:2 ratio with regard to fixed to variable components.

The Bank will continue to closely monitor the regulatory environment. Major regulatory developments for 2016 include the adoption of the Undertakings for Collective Investments in Transferable Securities (“UCITS”) Directive and the expected revision of the InstVV in light of the publication of the “Guidelines on sound remuneration policies” by the European Banking Authority in December 2015.

Total Compensation Structure

As part of the Compensation Strategy, the Bank employs a Total Compensation philosophy, which comprises Fixed Pay (FP) and Variable Compensation (VC).

Element	Description
Fixed Pay (FP)

FP is used to compensate employees for their skills, experience and competencies, commensurate with the requirements, size and scope of their role. For the majority of Deutsche Bank employees, FP is the primary compensation component, and the share of fixed compensation within Total Compensation is far greater than 50%. This is appropriate to many businesses and will continue to be a significant feature of Total Compensation going forward.

As part of their fixed compensation, a limited number of employees receives an Additional Fixed Pay Supplement (AFPS). The AFPS was introduced primarily for benefits and pensions cost management purposes.

Variable Compensation (VC)

VC is predicated on the industry objective of retaining cost flexibility while attracting and retaining the right talent. VC also has the advantage of being able to differentiate performance outcomes and drive behaviors through appropriate incentive systems that can also positively influence culture. As a result, VC is a key feature of market practice compensation in many business lines in the banking environment globally. Combined with FP, this drives Total Compensation outcomes that are cost effective, flexible and aligned to performance.

Benefits&Pensions	In accordance with the respective local market practice, requirements and demands, the Bank also grants benefits (including company pension schemes) that are linked to employment with the Bank, to certain seniority or to certain length of service but that have no direct link to performance.

191	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Compensation approach for 2016 onwards: Outlook on the New Compensation Framework

One of the main objectives of Strategy 2020 is to align reward more closely with performance and conduct. In order to achieve this goal, the Bank has assessed its compensation approach over the course of 2015 and, in 2016, has started putting in place a New Compensation Framework that is designed to align pay more closely with sustainable performance at all levels of the Bank by rebalancing fixed and variable remuneration elements and providing for a closer link between VC and the Bank-wide performance. The New Compensation Framework provides guidance on the target proportion of fixed to variable compensation elements by seniority and by division or function.

In addition, variable remuneration from 2016 onwards is intended to include two components. The first, the group component, reflects the performance of Deutsche Bank, tying individual Total Compensation more closely to the Bank’s performance and recognizing the contribution of every single employee to the Bank’s results. The second, the individual component, is more discretionary and recognises individual performance in the context of divisional performance.

Compensation Governance

In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members while the Management Board oversees compensation matters for all other employees in the Group. Both the Supervisory Board and the Management Board are supported by specific committees and functions in accordance with InstVV.

Our robust governance structure enables us to operate within the clear parameters of our Compensation Strategy and Compensation Policy. All compensation matters, and overall compliance with regulatory requirements, are overseen by the key committees that form the global Reward Governance Structure.

Deutsche Bank	1 – Management Report	192
Annual Report 2015

Compensation Control Committee

The Compensation Control Committee (CCC) was established by the Supervisory Board in accordance with Sec. 25d (12) German Banking Act. It consists of the Chairperson of the Supervisory Board and three further Supervisory Board Members, two from among the employee representatives, and had 10 meetings in the calendar year 2015, two of them being joint meetings with the Risk Committee.

The responsibilities of the CCC includes supporting the Supervisory Board in establishing and monitoring the appropriate structure of the compensation system for the Management Board Members of Deutsche Bank AG, considering, in particular, the effects on the risks and risk management in accordance with the InstVV. Furthermore, the CCC monitors the appropriate structure of the compensation system for the employees, as established by the Management Board and the Senior Executive Compensation Committee. The CCC checks regularly whether the total amount of VC is appropriate and set in accordance with the InstVV.

The CCC also assesses the impact of the compensation systems on the management of risk, capital and liquidity and seeks to ensure that the compensation systems are aligned to the business and risk strategies. Furthermore, the CCC supports the Supervisory Board in monitoring whether the internal controls and the other relevant areas are properly involved in the structuring of the compensation systems.

Compensation Officer

In accordance with Sec. 23 InstVV, the Management Board, in cooperation with the CCC, has appointed a Compensation Officer. The Compensation Officer supports the Supervisory Board and the CCC in performing their duties relating to all compensation systems and cooperates closely with the Chairperson of the CCC. The Compensation Officer is involved in the conceptual review, development, monitoring and the application of the employee’s compensation systems on an ongoing basis.

The Compensation Officer performs his monitoring obligations independently and provides an assessment on the appropriateness of the design and practices of the compensation systems for employees to the Management Board, the Supervisory Board and the CCC at least annually.

Senior Executive Compensation Committee

The Senior Executive Compensation Committee (SECC) is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. In accordance with its mandate the SECC establishes compensation strategy, policy and guiding principles and coordinates compensation decisions. The SECC establishes quantitative and qualitative factors to assess performance as a basis for compensation related decisions and makes appropriate recommendations to the Management Board regarding the annual VC pool and its allocation across the business divisions and infrastructure functions. Additional committees, as delegated bodies of the SECC, are an integral part of the overall governance structure; the inclusion of these committees is designed to ensure that diversified expertise from multiple stakeholders is taken into consideration when making compensation decisions and applying compensation practices.

In order to maintain its independence, only employees from control functions who are not aligned to any of our business divisions are members of the SECC. During 2015, the SECC saw a number of membership changes, in line with the membership changes of the Management Board. From November 2015, the SECC comprises the Chief Administration Officer and the Chief Financial Officer, both of whom are also Members of the Management Board, as Co-Chairpersons, as well as the Chief Risk Officer (also a Management Board Member), the Global Head of Human Resources and an additional Finance representative as Voting Members. The Compensation Officer, the Deputy Compensation Officer and the Global Head of Reward are Non-Voting Members. The SECC generally meets on a monthly basis and it had 21 meetings with regard to the performance year 2015 compensation process.

193	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Determination of Variable Compensation – Methodology

The Bank has a robust methodology in place to ensure that the determination of VC reflects risk-adjusted performance as well as the capital position of the Bank and its divisions. The ultimate Group VC pool is primarily driven by (i) Group affordability (i.e., what “can” the Bank award in alignment with regulatory requirements) and (ii) Group strategy (what “should” the Bank award in order to provide an appropriate compensation while protecting the long-term health of the franchise).

Parameter	Description
Group affordability

Group affordability is assessed, as a first step, to determine if the Bank is in a position to award VC and still meet the liquidity and capital requirements. Group affordability is the overriding consideration of the VC pool decisions. The metrics used are linked to the Bank’s Risk Appetite Framework and include, but are not limited to, Common Equity Tier 1 Ratio (CET 1 Ratio), Economic Capital Adequacy Ratio, Leverage Ratio, Stressed Net Liquidity and Basel 3 Liquidity Coverage Ratio, as well as to the Bank’s “negative results test” (which was first defined for the 2015 performance year).

Risk-adjusted performance

Having assessed Group affordability, risk-adjusted performance is the starting point of VC pool determination.

The Bank uses economic capital (EC) scaled to align with the Bank’s forward looking unexpected losses to risk-adjust the VC pools across the divisions. The EC model is the Bank’s primary method for calculating the degree of future potential risk to which the Bank may be exposed and measures the amount of capital that the Bank would need in order to absorb very severe unexpected losses arising from the Bank’s exposures. The risk adjustment takes into account credit, market, operational and business risk. The EC charge increases in case of an increase of the risk profile of the Bank, thereby reducing Bank-wide economic profitability and, by extension, the amount of VC awarded.

As part of the range of considerations, the SECC compares and contrasts the view of actual performance through this formulaic VC pool calculation with a view of VC pools aligned with underlying performance and other factors such as:

—     Group & Divisional Key Performance Indicators (KPIs): Both Group and divisional scorecards, which consolidate a consistent set of financial and non-financial KPIs, provided by control functions, are used to assess performance against targets.

—     Qualitative risk and regulatory assessments: The VC pool decision must be sustain-able and, as such, items such as new regulatory matters and pending litigation, overdue audit findings and Risk Red Flag scores are key considerations in the VC determination process.

—     Relative performance: Both Group and divisional performance is assessed in the context of performance vis-á-vis defined peers.

—     Market position and trends: Environmental factors, market data and market trends, including benchmarking data on various elements of compensation, as well as infor-mation on developing pay practices, are used to support fair, competitive and cost-effective compensation decisions.

—     Infrastructure pools: Infrastructure VC pools are not dependent on the performance of the division(s) they oversee, but are aligned with divisional or functional bonus builds and overall Group affordability. As stated above, performance against key strategic infrastructure indicators is also carefully considered.

—     Payout Rates: Appropriate payout rates are applied to each business division with reference to historical payout rates and market context.

Ultimate VC pool decision

The SECC recommends the derived Group VC pool to the Management Board for formal ratification. Taking all the factors into account, in careful assessment of additional considerations discretion may also be exercised, for example where strategic investments require time to contribute to performance, where one-off business or market dynamics are expected to reverse or in the context of relevant strategic factors, especially under employee retention and franchise protection or strengthening considerations.

After ratification, the Compensation Control Committee is formally notified.

Deutsche Bank	1 – Management Report	194
Annual Report 2015

Consideration of Individual Performance

While individual VC decisions are discretionary, all decisions must be performance-based and linked to a number of factors, including, but not limited to, risk-adjusted Group, divisional and individual performance as well as retention considerations and behavioral aspects. Managers, when exercising discretion, must fully understand both the absolute and relative risk-taking activities of individuals to ensure that VC allocations are balanced and risk-taking is not inappropriately incentivized.

This applies, in particular, to managers of MRTs who are required to attest that they have thoroughly reviewed and considered all of the relevant financial, non-financial and risk metrics when determining individual compensation. In addition, narrative commentary is also required to articulate how the compensation parameters (both quantitative and qualitative) and the individual’s performance and behavioral factors have influenced the ultimate compensation decision. Inputs (both positive and negative) from internal control functions were collected on MRTs and provided to managers. These inputs were intended to ensure an appropriate impact on decisions with regard to the employees’ performance assessment, promotion potential and VC.

Variable Compensation for 2015

Achieving a sustainable balance between shareholder and employee interests is a key aspect of Strategy 2020. For 2015, the Bank’s compensation decisions had to carefully balance Deutsche Bank’s reported a loss for 2015 against the Bank’s positive revenue developments and overall capital position as well as its franchise protection considerations.

The SECC has monitored the affordability of VC throughout 2015. In assessing the affordability of the Bank’s proposed 2015 VC pool, the SECC has concluded that, although the Bank has had an overall negative result (negative result test), the Bank’s capital and liquidity positions remain above regulatory minimum requirements and that the significant impairment charges taken in 3Q 2015 have only had a marginal impact on the Bank’s fully loaded CET 1 ratio and therefore affordability parameters are met. The Bank’s 2015 financial statements and plans for the financial years 2016 and 2017 exceed both internal risk appetite metrics and expected regulatory minimum requirements.

Under consideration of underlying risk-adjusted financial performance, the Management Board confirmed a Group VC pool to be granted in March 2016 of € 2.4 billion. Applying the foreign exchange rates used for the 2015 VC pool to the 2014 VC pool, this represents a decrease compared to 2014 by approximately 17%. The decision to grant and communicate VC for the performance year 2015 in March 2016, rather than in February as in previous years was made in order to allow for more time to assess the full year performance, and only then to finalize compensation decisions.

While the pool determination had to factor in the negative results and the overall shareholder return, it also had to take into account that the revenues were solid and that the negative results for 2015 are mainly driven by extraordinary items not stemming from the divisions’ performance in 2015.

Furthermore, a more significant reduction would have jeopardized the implementation of Strategy 2020 as it would have compromised the Bank’s ability to attract and retain talent. The Bank’s employees are the key factor in achieving the goals of Strategy 2020. In order to sustain the momentum that has been built up over the last months it is essential that the employees are rewarded adequately.

As part of their VC for the performance year 2015, select employees who are critical for the Bank and the targeted achievements of Strategy 2020 received a Key Position Award (KPA). Whilst the amount of KPAs granted to these individuals reflects the individual performance for 2015, it was especially important to employ specific structural elements to the KPA which allow for an even stronger link to the long-term sustainable performance of the Bank. In order to achieve this stronger link, the KPA is granted completely in Deutsche Bank shares with a deferral period of four years without pro-rata vesting (“cliff-vesting”) as well as an additional retention period of one year. All these structural elements exceed the current corresponding regulatory requirements of payment in instruments, deferral period and retention period.

195	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Furthermore, a certain proportion of the individual’s KPA is subject to an additional share price hurdle, meaning this award proportion only vests in the event that the Bank’s share price reaches a certain share target price. This additional hurdle aims to link the Variable Compensation for 2015 even more closely to the future performance of the Bank and the targeted achievements of the Bank’s Strategy 2020. It also underpins the Bank’s expectation of a continued strong performance for the next years by the individuals receiving this award.

	2015						2014
in € m. (unless stated otherwise)	CB&S	GTB	Deutsche AWM	PBC	NCOU	Group Total	Group Total
Total Compensation [1]	4,751	1,025	1,646	2,924	182	10,528	10,020

thereof:
Fixed Pay	3,298	810	1,178	2,692	144	8,122	7,313
Variable Compensation	1,453	215	468	232	38	2,406	2,707

# of employees (full-time equivalent) at period end	28,280	10,791	11,299	49,196	1,538	101,104	98,138

[1]

Total Compensation defined as FP for 2015 plus VC granted in March 2016. As in previous years, variable remuneration granted by Deutsche Postbank AG is not included in the above variable amount. For Deutsche Postbank AG, a total amount of variable remuneration of € 38 million is envisaged (2014: € 40 million). All figures in the table include the allocation of Infrastructure and Regional Management related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

Recognition and Amortization of Variable Compensation Granted

As of December 31, 2015, including awards granted in early March 2016, unamortized deferred VC expenses amount to approximately € 2.0 billion. The following graph visualizes the amount of VC recognized on the balance sheet for 2015 and the projected future amortization of outstanding VC over the next financial years (future grants and forfeitures excluded).

Deutsche Bank	1 – Management Report	196
Annual Report 2015

Of the VC for 2015, € 1.2 billion are charged to the income statement for 2015 and € 1.2 billion will be charged to future years. In addition, the income statement for 2015 was charged with a VC of € 1.4 billion stemming from prior years’ deferrals.

197	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Variable Compensation Structure and Vehicles

VC has been used by the Bank for many years to incentivize, reward and retain strong performing employees and thereby differentiate Total Compensation outcomes.

The compensation structures are designed not to provide incentives for excessive risk-taking. Against this background, the Bank chose to go beyond the regulatory requirements as in previous years, aligning the VC of an even broader group of employees to the long-term performance of the Bank. Furthermore, MRTs are on average subject to deferral rates in excess of the minimum 40% - 60 % regulatory requirements. Additionally, the Bank has decided to increase the minimum deferral period for all employees receiving deferred VC to four years. These compensation structures aim to ensure that the alignment of the VC to the sustainable performance of the Group increases with the level of responsibility and the overall compensation.

Employee Group	Description	Impact on Variable Compensation
Material Risk Takers	The Bank identifies all employees whose work is deemed to have a material impact on the overall risk profile in accordance with the InstVV. InstVV MRTs are identified for the whole Group on a Group level but also on a single legal entity level for the significant institutions in the meaning of Sec. 17 InstVV. In addition to Deutsche Bank AG, 18 other legal entities in Deut-sche Bank Group (excl. Postbank) fall under the criteria of Sec. 17 InstVV and are therefore deemed to be significant.

At least 40%-60 % of the VC is deferred for four years on a pro rata vesting schedule. All MRTs receive 50 % in restricted equity and 50 % in restricted cash. In addition, 50 % of the upfront VC award is also awarded in equity. 100 % of any VC above € 500,000 is fully deferred. Furthermore, employees with a FP in excess of € 500,000 are subject to a 100 % VC deferral.

In accordance with respective guidance provided by the BaFin, these requirements do not apply for MRTs whose VC is less than € 50,000.

Senior Management Group (“SMG”)	As the significant influencers and stewards of the Bank’s long-term health and performance, it is prudent that the majority of their compensation should be linked to the long-term development and success of the Group. All members of the Senior Management Group are MRTs.	To further align the compensation of this group with the long-term, sustained performance of the Bank, the deferred equity awards are subject to a combined deferral and retention period of five years (“cliff-vesting”).

All other employees	All employees are subject to the Bank’s deferral matrix. The deferral matrix continues to be geared towards protecting lower earners, whilst ensuring an appropriate amount of deferral for higher earners.	The deferral threshold is set at € 100,000 above which at least 50 % of any VC was deferred. 50 % of the deferred VC is received in restricted cash and 50 % in restricted equity.

The overall benefits of deferred awards and the positive aspects from a retention and risk management perspective must also be carefully balanced with the management of compensation costs for future years and the implications of increasing levels of deferral. Reflecting what the Bank deems to be an appropriate balance, 49 % of the overall Group VC pool for 2015 is paid or delivered later than March 2016.

Deutsche Bank	1 – Management Report	198
Annual Report 2015

Overview on Award Types

Award Type	Description	Beneficiaries	Deferral Period	Retention Period[1]	Proportion
Cash Bonus	Upfront cash proportion	All employees[2]	N/M	N/M	50 % of upfront (non-deferred) compensation for InstVV MRTs 100 % of upfront (non-deferred) compensation for all other employees

Equity Upfront Award (“EUA”)	Upfront equity proportion; The value of the EUA is linked to the Bank’s share price and is therefore tied to the long-term sustained performance of the Bank	All MRTs[2] with VC ≥ € 50,000	N/M	12 months (increased from 6 months in 2014)	50 % of upfront (non-deferred) compensation for MRTs

Restricted Incentive Award (“RIA”) [3]	Non-equity based portion (deferred cash compensation)	All employees with deferred VC	Pro rata vesting over four years (increased from three years in 2014)	N/M	50 % of deferred compensation

Restricted Equity Award (“REA”) [4]	Deferred equity portion; The value of the REA is linked to the Bank’s share price over the vesting and retention period and is therefore tied to the long-term sustained performance of the Bank	All employees with deferred VC	Pro rata vesting over four years (increased from three years in 2014); Cliff-vesting after 4.5 years for SMG	6 months for MRTs	50 % of deferred compensation

Key Position Award (“KPA”)	Specific deferred equity award for selected employees who are deemed to be key contributors in the achievement of Strategy 2020	Selected employees	Cliff-vesting after four years	1 year	N/M
1	All equity awards for MRTs are subject to a retention period upon the vesting of each tranche during which time employees are not permitted to sell their shares.
2	Employees with a Fixed Pay of more than € 500,000 are subject to a 100 % VC deferral and receive no upfront VC.
3	A limited number of senior employees/MRTs in our Deutsche AWM division received a portion of their deferred award in the form of an Employee Investment Plan (EIP) Award. These are cash settled awards based on the value of funds managed by the business. Deferral and forfeiture provisions under the EIP remain the same as all other awards. These employees still receive 50 % of their deferred award in equity (as a REA) as required by regulation.
4	Employees in the Private Client Services (“PCS”) business of Deutsche AWM receive a PCS award instead of REA.

199	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Overview on 2015 Deferral Schedule

		2016		2017		2018		2019		2020		2021
	Award Type	Mar	Sep	Mar	Sep	Mar	Sep	Mar	Sep	Mar	Sep	Mar
Senior Management Group	Cash Bonus	Payment
	EUA	Vesting		Delivery

	RIA			1/4 Vesting & Payment		1/4 Vesting & Payment		1/4 Vesting & Payment		1/4 Vesting & Payment
	REA										Cliff- Vesting	Delivery
	KPA									Cliff- Vesting		Delivery

All other Material Risk Takers	Cash Bonus	Payment
	EUA	Vesting		Delivery

	RIA			1/4 Vesting & Payment		1/4 Vesting & Payment		1/4 Vesting & Payment		1/4 Vesting & Payment
	REA			1/4 Vesting	Delivery	1/4 Vesting	Delivery	1/4 Vesting	Delivery	1/4 Vesting	Delivery
	KPA									Cliff- Vesting		Delivery

All other employees	Cash Bonus	Payment

	RIA			1/4 Vesting & Payment		1/4 Vesting & Payment		1/4 Vesting & Payment		1/4 Vesting & Payment
	REA			1/4 Vesting & Delivery		1/4 Vesting & Delivery		1/4 Vesting & Delivery		1/4 Vesting & Delivery
	KPA									Cliff- Vesting		Delivery

Ex post Risk Adjustment of Variable Compensation

Performance conditions and forfeiture provisions are key elements of the Bank’s deferred compensation structures and support the alignment of awards with future conduct and performance while also allowing for an appropriate back-testing of the initial performance assessment. As illustrated by the statistics in this report, the percentage of VC awards subject to deferral, and therefore performance conditions and forfeiture provisions, increases in line with Total Compensation. In conjunction with the scope of the risk adjustment measures, the duration for which they are applicable is equally important and is reflected in the application of such conditions up to the settlement of awards.

The VC decisions for 2015 were accompanied by the decision to increase the ability to apply measures for an appropriate ex post risk adjustment. Increasing the minimum deferral period to four years allows for the application of an ex post risk adjustment for a longer timeframe. Additionally, to underpin the importance of an appropriate ex post risk adjustment, the Bank reviewed and chose to further strengthen its performance conditions and forfeiture provisions.

Deutsche Bank	1 – Management Report	200
Annual Report 2015

Overview on Performance Conditions and Forfeiture Provisions of Variable Compensation for 2015

Performance Conditions and Forfeiture Provisions	Description	Material Risk Takers			Other employees with Deferred Awards
		EUA	REA/ KPA	RIA	REA/ KPA	RIA
Group’s Common Equity Tier 1 capital ratio performance condition	If at the quarter end prior to vesting or settlement the Group’s CET 1 ratio is below a certain threshold	Whole unde- livered award will be forfeited	All unde livered tranches will be forfeited		All unde- livered tranches will be forfeited

Negative Group IBIT performance condition	If, in any financial year during the vesting period, the Management Board determines that prior to delivery Group Income before Income Taxes (IBIT) is negative		Next tranche due for delivery will be forfeited*	Next tranche due for delivery will be forfeited	Next tranche due for delivery will be forfeited*

Negative Divisional IBIT performance condition	If, in any financial year during the vesting period, the Management Board determines that prior to delivery Divisional Income before Income Taxes (IBIT) is negative, even if Group IBIT condition is met (Divisional IBIT condition is not applicable for employees in Regional Management, Infrastructure and NCOU)		Next tranche due for delivery will be forfeited*	Next tranche due for delivery will be forfeited

Impairment provision	In the event that it is discovered that the award (or the grant, vesting or settlement of any other award made to the participant) was based on performance measures or assumptions that are later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to an employee has a significant adverse effect on any Group entity, division or the Group as a whole	Up to 100 % of undelivered awards will be forfeited

Policy / Regulatory Breach provision	In the event of a discovery of an internal policy or procedure breach, or breach of any applicable laws or regulations imposed externally prior to settlement	Up to 100 % of undelivered awards will be forfeited

Material Control Failure

If a Material Control Failure occurs, whether arising by act or omission (or series of acts or omissions), which is considered to be attributable to the Participant (whether in whole or in part, directly or indirectly, in a supervisory or managerial capacity, as a member of a committee or panel or otherwise)

Up to 100 % of undelivered awards will be forfeited

Regulatory Requirements	If forfeiture is required to comply with prevailing regulatory requirements (which, for the avoidance of doubt, includes any legislation or guidance published by a regulator from time to time)	Up to 100 % of undelivered awards will be forfeited

*	For the award types subject to a cliff-vesting, a certain proportion of the award (20 % for REAs of the SMG, 25 % for KPAs) will be forfeited in respect of a year, if the IBIT is negative for that respective year.

With respect to deferred awards scheduled to be delivered in the first quarter of 2016, the Management Board has confirmed that the performance conditions relating to Group-wide and divisional IBIT for the Financial Year 2015 have been met. In exercising its discretion to make this determination, the Management Board recognized the unique circumstances that the Bank’s loss for the Financial Year 2015 reflects strategic decisions, adjustments for goodwill impairments and business restructuring costs. Consequently, deferred awards are delivered as planned in the first quarter in 2016.

Compensation Disclosure pursuant to Section 16 InstVV and Art. 450 CRR

On a global basis, 3,005 employees were identified as InstVV Material Risk Takers (MRTs) for FY 2015, spanning 50 countries. The collective remuneration elements for InstVV MRTs are detailed in the tables below in accordance with Sec. 16 InstVV and Art. 450 CRR.

201	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Aggregate remuneration for Material Risk Takers

	2015
			Further MRTs
in € m. (unless stated otherwise)[1]	Senior Management[2]	Supervisory Function[3]	CB&S	PBC	GTB	Deutsche AWM	NCOU	Group Total
Number of employees	181	60	1,871	179	212	452	50	3,005

Total Pay	343	N/M	1,689	85	114	391	48	2,670
thereof:
Fixed Pay	189	N/M	909	49	62	191	23	1,423
Variable Pay	153	N/M	780	35	52	200	25	1,246

Variable Pay[4]	153	N/M	780	35	52	200	25	1,246
thereof:
Variable in cash	51	N/M	283	18	27	107	13	498
Variable in shares	102	N/M	497	18	26	90	13	745
Variable in share-linked instruments	0	N/M	0	0	0	0	0	0
Variable in other types of instruments	0	N/M	0	0	0	3	0	3

N/M – Not meaningful

[1]

All figures in the table include the allocation of Infrastructure related compensation and number of employees according to our established cost allocation key. The table may contain marginal rounding differences.

[2]	Senior Management refers to Management Board Members/ Executive Directors of significant institutions in accordance with Sec. 17 InstVV and to members of the Senior Management Group.
[3]

Supervisory Function refers to non-executive Board members and Supervisory Board members of significant institutions in accordance with Sec. 17 InstVV. Compensation information is not reported for non-executive Board members and Supervisory Board members.

[4]	Variable Pay is reported which includes VC as well as other discretionary remuneration elements.

Deferred Compensation

	2015
in € m.	Senior Management	Further MRTs	Group Total
Outstanding deferred Variable Pay	470	1,831	2,301
thereof:
Vested awards	25	30	55
Unvested awards	445	1,802	2,246

Deferred Variable Pay granted for 2015	144	760	904

Deferred Variable Pay granted during 2015[1]	215	915	1,131

Deferred Variable Pay forfeited due to ex-post risk-adjustment in 2015	0	26	26

Deferred Variable Pay from previous years vested during 2015	148	989	1,137

[1]	Does not include Variable Compensation granted in March 2016 for the Financial Year 2015.

During the course of 2015, 13 InstVV MRTs had awards subject to forfeiture as a result of being terminated for cause or as a result of a finding of a Policy Breach. The total amount forfeited (based on the value of the awards at grant) was € 26.2 million.

Sign-on and termination payments

	2015
	Senior Management	Further MRTs	Group Total
Sign On payments (in € m.)	0	1	1

Number of beneficiaries	2	8	10

Termination payments granted (in € m.)	10	27	38

Number of beneficiaries	3	67	70

The highest termination payment granted to an InstVV MRT was € 5.2 million.

Deutsche Bank	1 – Management Report	202
Annual Report 2015

Remuneration of high earners

2015
in €	Number of employees
Total Pay
1,000,000 to 1,499,999	385
1,500,000 to 1,999,999	151
2,000,000 to 2,499,999	84
2,500,000 to 2,999,999	48
3,000,000 to 3,499,999	29
3,500,000 to 3,999,999	21
4.000,000 to 4,499,999	10
4,500,000 to 4,999,999	8
5,000,000 to 5,999,999	8
6,000,000 to 6,999,999	6
7,000,000 to 7,999,999	3
8,000,000 to 8,999,999	1
9,000,000 to 9,999,999	0
10,000,000 to 10,999,999	1
11,000,000 to 11,999,999	1

Management Board Report and Disclosure

Compensation System for Management Board Members

Responsibility

The Supervisory Board as a plenary body is responsible for the structuring of the compensation system for the members of the Management Board as well as for determining their individual compensation. The Supervisory Board is supported by the Compensation Control Committee.

As required by law, the Compensation Control Committee comprises four members, of which at least one must have sufficient expertise and professional experience in the area of risk management and risk controlling and at least one other must be an employee representative. With regard to the Management Board, it is the task of the Compensation Control Committee to support and monitor the Supervisory Board in the appropriate structuring of the compensation system and prepare the resolutions of the Supervisory Board regarding the individual compensation of the Management Board members.

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

With effect from January 1, 2016, the Supervisory Board changed the compensation system for Management Board members with regard to the amount of fixed compensation, the contributions to the company pension plan, the variable compensation components and their target figures. In May 2016, the General Meeting will be given the opportunity to vote on a resolution on the approval of the changed compensation system.

203	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Regulatory and statutory requirements

The structuring of the compensation system for members of the Management Board takes place in consideration of and within the framework of the statutory and regulatory requirements. Pursuant to the regulatory approaches under CRD 4, effective since the 2014 financial year, the ratio of fixed to variable compensation is generally limited to 1:1 (cap regulation) for Management Board members, i.e., the amount of variable compensation must not exceed that of fixed compensation. The thought behind this is that excessively high variable compensation could create an increased incentive to enter into inappropriately high risks.

However, lawmakers have also stipulated that shareholders can resolve to soften the requirement by setting the ratio of fixed to variable compensation to 1:2. In May 2014, the General Meeting made use of this statutory possibility and approved the before-mentioned setting to 1:2 with a large majority of 90.84%.

Principles of the compensation system

The widely varying requirements applicable worldwide present the Supervisory Board with the challenge of being able to offer, within the regulatory requirements, overall compensation packages that continue to be in line with customary market practices and therefore competitive.

When designing the specific structure of the compensation system, determining individual compensation amounts, and structuring its delivery and allocation, the focus is on ensuring a close link between the interests of both the Management Board members and shareholders. While defining the variable compensation, this is achieved through the utilization of clearly defined key financial figures which are directly linked to the performance of Deutsche Bank and granting equity-based compensation components amounting to at least 50 % of the total Variable Compensation. When determining the variable compensation, the equity-based compensation components are directly linked to the performance of the Deutsche Bank share price, and only become eligible for payment after a period of several years.

Through the structure of the compensation system the members of the Management Board are motivated to achieve the objectives set out in the Bank’s strategies, to work continuously towards the positive development of the Group and to avoid unreasonably high risks.

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

At the beginning of the financial year, the Supervisory Board reviews the fixed compensation and the target figures for the Variable Compensation components. Furthermore, it defines the general Group-wide and individual objectives for the Management Board members and verifies that the standardized target objectives set for the Long-Term Performance Award are still aligned to the Bank’s long-term strategy. The performance of individual Management Board members is evaluated by the Supervisory Board and discussed with the Management Board members at the end of the year.

The total compensation resulting from the new compensation system is divided into both non-performance-related and performance-related components.

Deutsche Bank	1 – Management Report	204
Annual Report 2015

Non-Performance-Related Components (fixed compensation)

The fixed compensation is not linked to performance. It consists of a base salary. The base salary is disbursed in twelve equal monthly payments. In 2015, the base salary was as follows:

in €	2015	2014

Base salary

Co-Chairmen	3,800,000	3,800,000

Ordinary Board member	2,400,000	2,400,000

The InstVV provides for the possibility to define contributions to the company pension plan as fixed compensation and thus to include these in the basis for calculating the ratio between fixed and variable compensation components.

In the 2015 financial year, the contributions to the company pension plan amounted to:

in €	2015	2014

Contributions to the company pension plan

Co-Chairmen	650,000	650,000

Ordinary Board member	400,000	400,000

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
—

The remaining 40 % of the Award amount is based on individual performance and individual objectives that are set by the Supervisory Board for each member of the Management Board separately considering the member’s individual function.

Objectives are generally aligned with the categories “capital”, “costs”, “competencies”, “clients” and “culture” and thus not only reflect quantitative objectives, but also address qualitative aspects of the performance delivered.

205	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Objectives for the 2015 Financial Year

The following Group-wide key financial figures were agreed to as metrics for the 2015 financial year and apply equally to all Management Board members. The targets to be achieved may also generally include other aspects, such as return-on-investment targets, derived from the five identified categories:

—	Category Capital: Common Equity Tier 1 Ratio (CET 1) and Leverage Ratio;
—	Category Costs: Cost-Income-Ratio (CIR);
—	Category Competencies: Value added reported; and
—	Categories Culture/Clients: Employee Commitment, Behavior and Reputation.

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

The annual minimum, target and maximum values applicable to the APA for the year 2015 for an ordinary Management Board member and for the Co-Chairmen of the Management Board are as follows:

			2015	2014
in €	Minimum	Target	Maximum	Target
Co-Chairmen

Amount per 15 % objective	0	225,000	450,000	225,000

APA total	0	1,500,000	3,000,000	1,500,000

Ordinary Board member
Amount per 15 % objective	0	150,000	300,000	150,000

APA total	0	1,000,000	2,000,000	1,000,000

Deutsche Bank	1 – Management Report	206
Annual Report 2015

Long-Term Performance Award (LTPA)

The level of the Long-Term Performance Award is determined on the basis of the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Through the additional inclusion of non-financial parameters, it is also oriented towards how the targets are achieved. This will further promote sustainable performance development.

Accordingly, the level of the LTPA is linked to the Relative Total Shareholder Return and will additionally be based on a Culture & Client Factor. The level of the LTPA is in general formula-based and calculated on the basis of pre-defined target figures. The long-term nature of this compensation component is supported by the determination of the Relative Total Shareholder Return on the basis of a three-year assessment.

Relative Total Shareholder Return of Deutsche Bank

The Relative Total Shareholder Return (RTSR) of Deutsche Bank is derived from the Total Shareholder Return of Deutsche Bank in relation to the average total shareholder returns of a select peer group (calculated in Euro). The level of the Award portion is calculated from the average of the annual RTSR for the last three financial years (compensation year and the two preceding years).

If the three-year average of the relative total shareholder return of Deutsche Bank is greater than 100%, then the value of the RTSR portion increases proportionately to an upper limit of 150 % of the target figure, i.e., the value increases by 1 % for each percentage point above 100%. If the three-year average of the relative total shareholder return is lower than 100%, the value declines disproportionately. If the relative total shareholder return is calculated to be in the range of less than 100 % to 80%, the value of the Award portion is reduced for each lower percentage point by 2 percentage points. In the range between 80 % and 60%, the value of the Award portion is reduced for each lower percentage point by 3 percentage points. If the three-year average of the RTSR does not exceed 60%, the value of the Award portion is set to zero.

The peer group used for the calculation of the relative total shareholder return was selected based on the criteria of generally comparable business activities, comparable size and international presence and is regularly reviewed. The peer group now comprises the following banks:

—	BNP Paribas and Société Générale (both from the eurozone),
—	Barclays, Credit Suisse and UBS (from Europe outside the eurozone), as well as
—	Bank of America, Citigroup, Goldman Sachs, JP Morgan Chase and Morgan Stanley (all from the U.S.A.).

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

207	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

The weighting of these two performance metrics is two-thirds for the RTSR value and one-third for the Culture & Client value.

	2015			2014
in €	Minimum	Target	Maximum	Target
Co-Chairmen

RTSR component	0	2,533,333	3,800,000	2,533,333

Culture & Client component	0	1,266,667	1,900,000	1,266,667

LTPA total	0	3,800,000	5,700,000	3,800,000

Ordinary Board member

RTSR component	0	1,600,000	2,400,000	1,600,000

Culture & Client component	0	800,000	1,200,000	800,000

LTPA total	0	2,400,000	3,600,000	2,400,000

Maximum Compensation

Following the implementation of the regulatory requirements and based on the before-stated individual compensation components, the annual maximum amounts are as follows.

	2015				2014
in €	Base salary	APA	LTPA	Total compensation	Total compensation
Co-Chairmen

Target	3,800,000	1,500,000	3,800,000	9,100,000	9,100,000

Maximum	3,800,000	3,000,000	5,700,000	12,500,000	12,500,000

Ordinary Board member

Target	2,400,000	1,000,000	2,400,000	5,800,000	5,800,000

Maximum	2,400,000	2,000,000	3,600,000	8,000,000	8,000,000

The total compensation of a Management Board member is subject to a separate cap of € 9.85 million which has been set by the Supervisory Board for the overall total compensation for the 2015 financial year. Accordingly, the calculated maximum of the total compensation of € 12.5 million for the Co-Chairmen cannot take effect and therefore, the potential maximum Variable Compensation for each Co-Chairman is limited to € 6.05 million.

Long-Term Incentive/Sustainability

According to the requirements of the InstVV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion may comprise equity-based compensation components, while the remaining portion must be granted as deferred cash compensation. Both compensation components must be deferred over a multi-year period which, for the equity-based compensation components, must be followed by a retention period. During the period until payment or delivery, the compensation portions awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation may be granted on a non-deferred basis. However, at least half of this must consist of equity-based compensation components and only the remaining portion may be paid out directly in cash. Of the total Variable Compensation, no more than a maximum of 20 % may be paid out in cash immediately, while at least 80 % must be paid or delivered at a later date. Since 2014, the total variable compensation for Management Board members has only been granted on a deferred basis. The APA is in principle granted in the form of deferred, non-equity-based cash compensation components (“Restricted Incentive Awards”). The Restricted Incentive Awards vest over a period of no less than four years.

The LTPA is also granted 100 % on a deferred basis and only in the form of equity-based compensation components (“Restricted Equity Award”). The Restricted Equity Awards vest after four and a half years in one tranche (“cliff vesting”) and have an additional retention period of six months. Accordingly, Management Board members are first permitted to dispose of the equities after approximately five years. During the deferral and retention period, the value of the Restricted Equity Awards is linked to the Bank’s share price and is therefore tied to the sustained performance of the Bank. Specific forfeiture provisions apply for Restricted Incentive Awards and Restricted Equity Awards during the deferral and retention period.

Deutsche Bank	1 – Management Report	208
Annual Report 2015

The following chart shows the time period for the payment or the delivery of the Variable Compensation components in the five consecutive years following the grant year.

For Restricted Incentive Awards granted for the financial year 2014, a one-time premium in the amount of 2 % is added upon grant.

The equity-based awards granted for the financial year 2014 were entitled to a dividend equivalent. The dividend equivalent was determined according to the following formula:

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

Limitations in the Event of Exceptional Developments

In the event of exceptional developments, the total compensation for each Management Board member is limited to a maximum amount. In addition, the Supervisory Board and the members of the Management Board agreed on a possible limitation of the variable compensation which is included in the service agreements of the Management Board members and according to which the variable compensation may be limited to amounts below the provided maximum amounts or may not be granted altogether. Furthermore, statutory regulations provide that the Supervisory Board may reduce the compensation of the Management Board members to an appropriate level, if the situation of the company deteriorates in such a way following the determination of the

209	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

compensation that the continuous granting of the compensation would be unreasonable for the company. A payment of Variable Compensation elements will also not take place if the payment of Variable Compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

Shareholding Guidelines

To foster the identification with Deutsche Bank and its shareholders, the Management Board members are required to invest a portion of their private funds in Deutsche Bank shares. For this purpose, the Management Board members will continuously hold a number of Deutsche Bank shares in their securities accounts. Deferred, equity-based compensation may be taken into account at 75 % of its value towards fulfillment of the obligation.

Since 2014, the number of shares to be held amounts to two times the annual base salary for the Co-Chairmen and one time the annual base salary for ordinary Management Board members.

There is a waiting period of 36 months for the Co-Chairmen and 24 months for ordinary Management Board members until which this requirement must be fulfilled. All Management Board members fulfilled the retention obligations for shares in 2015. Observance of the requirement is reviewed semi-annually as of June 30 and December 31. If the required number of shares is not met, the Management Board members must correct any deficiencies by the next review.

As compensation components are deferred or spread out over several years, another link to the performance of the Deutsche Bank share is established that should generally continue to exist even for the period after leaving the Management Board.

Compensation structure as of January 2016

With effect from January 1, 2016, the Supervisory Board changed the compensation system for Management Board members.

The changed compensation system follows the new structure of the Bank’s business divisions and thus the reorganization of the Bank’s leadership structure. Effective January 1, 2016, all four core business divisions (front offices) are represented directly by members on the Management Board. For Management Board members with front office responsibility, the previous variable compensation components will be supplemented by the newly introduced Division Performance Award component. The implementation of the Division Performance Award seeks to reflect market requirements and ensure competitive pay levels for Management Board members with front office responsibility. The individual amount is determined based on performance-oriented criteria.

The key changes are set out below:

Deutsche Bank	1 – Management Report	210
Annual Report 2015

Non-Performance-Related Components (fixed compensation)

The fixed compensation is not linked to performance and continues to consist of the base salary, contributions to the company pension plan and “other benefits” comprising the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

The base salary remains unchanged in its amounts. However, the annual contributions to the company pension plan are to be determined on an individual basis by the Supervisory Board as of 2016.

Performance-Related-Components (variable compensation)

The variable compensation is performance-related. It continues to consist for all members of the Management Board of the two previous components:

—	the Annual Performance Award and
—	the Long-Term Performance Award

and, for Management Board members with front office responsibility, of the following additional component:

—	the Division Performance Award.

Division Performance Award (DPA)

The DPA rewards the achievement of the Bank’s short and medium-term business policy and strategic objectives established in the context of the objective setting process for the performance evaluation for the respective year. The key objectives underlying the determination of the DPA are designed to contribute to the applicable business policy and strategic objectives of the relevant division, in line with its business and risk strategy and the individual objectives set separately for each member of the Management Board on the basis of the member’s area of responsibility. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients as part of carrying out business activities. In principle, the DPA thereby follows the same decision-making and determination logic as the Annual Performance Award, while allowing for a stronger focus on the business success parameters of client-oriented business units.

As part of the annual objective setting process, corresponding factors are set for all objectives that will be used by the Supervisory Board following the end of the year as the basis for evaluating performance. The degree to which the respective target is achieved as well as the ultimate amount of the DPA is determined on a discretionary basis by the Supervisory Board as part of an informed judgment on the basis of several components. The relevant factors for the determination of the DPA are the objective achievement level and the weighting of the relevant objectives.

If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that a DPA will not be granted.

211	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

The following chart provides a comparison of the compensation structure applicable until December 31, 2015 and the structure applicable as of January 1, 2016:

The new compensation structure will be presented in detail to the General Meeting in May 2016; the General Meeting will be given the opportunity to vote on a resolution on the approval of the changed compensation system.

Deutsche Bank	1 – Management Report	212
Annual Report 2015

Board Compensation

Base Salary

In the 2015 financial year, the annual base salary of the Management Board Co-Chairmen was € 3,800,000 each and for an ordinary Management Board member € 2,400,000.

Variable Compensation

The Supervisory Board, based on the proposal of the Compensation Control Committee, decided to reduce the variable compensation for the 2015 financial year for all Management Board members in office during the 2015 financial year to zero for the duration of their Management Board membership. The reduction is due to the deterioration of key performance indicators of the Bank in the 2015 financial year.

Total Compensation

The members of the Management Board collectively received in/for the 2015 financial year compensation (without fringe benefits and pension service costs) totaling € 22,660,000 (2014: € 35,277,666) for their service on the Management Board. This amount was for base salaries only (2014: € 19,600,000). € 0 (2014: € 15,677,666) were received for performance-related components with long-term incentives.

The Supervisory Board determined the compensation on an individual basis for 2015 as follows (table does not include amounts that departing Management Board members received in connection with their severance, which are described below in “Other Benefits upon Premature Termination”):

	2015				2014
in €	Base salary	APA[1]	LTPA[2]	Total compensation	Total compensation
John Cryan[3]	1,900,000	0	0	1,900,000	–

Jürgen Fitschen	3,800,000	0	0	3,800,000	6,661,958

Anshuman Jain[4]	1,900,000	0	0	1,900,000	6,661,958

Stefan Krause[5]	2,400,000	0	0	2,400,000	4,352,500

Dr. Stephan Leithner[5]	2,000,000	0	0	2,000,000	4,467,250

Stuart Lewis	2,400,000	0	0	2,400,000	4,429,000

Sylvie Matherat[6]	400,000	0	0	400,000	–

Rainer Neske[4]	1,200,000	0	0	1,200,000	4,352,500

Henry Ritchotte	2,400,000	0	0	2,400,000	4,352,500

Karl von Rohr[6]	400,000	0	0	400,000	–

Dr. Marcus Schenck[7]	1,460,000	0	0	1,460,000	–

Christian Sewing[8]	2,400,000	0	0	2,400,000	–

Total	22,660,000	0	0	22,660,000	35,277,666

[1]	APA = Annual Performance Award.
[2]	LTPA = Long-Term Performance Award.
[3]	Member of the Management Board from July 1, 2015.
[4]	Member of the Management Board until June 30, 2015.
[5]	Member of the Management Board until October 31, 2015.
[6]	Member of the Management Board from November 1, 2015.
[7]	Member of the Management Board from May 22, 2015.
[8]	Member of the Management Board from January 1, 2015.

213	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

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

The following table provides the compensation granted for the 2015 financial year:

Compensation granted in 2015 (2014) according to GCGC

	John Cryan[1] Co-Chairman
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	1,900,000	1,900,000	1,900,000	1,900,000	0	0

Fringe benefits	29,697	29,697	29,697	29,697	0	0

Total	1,929,697	1,929,697	1,929,697	1,929,697	0	0

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	2,650,000	0	4,350,000	0	0
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	750,000	0	1,500,000	0	0
Restricted Equity Awards (LTPA)	0	1,900,000	0	2,850,000	0	0

Total	0	2,650,000	0	4,350,000	0	0

Pension service costs	439,065	439,065	439,065	439,065	0	0

Total compensation (GCGC)	2,368,762	5,018,762	2,368,762	6,718,762	0	0

Total compensation[2]	1,900,000	4,550,000	1,900,000	6,250,000	0	0

[1] Member of the Management Board from July 1, 2015. [2] Without fringe benefits and pension service costs.
	Jürgen Fitschen Co-Chairman
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	3,800,000	3,800,000	3,800,000	3,800,000	3,800,000	3,800,000

Fringe benefits	102,016	102,016	102,016	102,016	118,852	118,852

Total	3,902,016	3,902,016	3,902,016	3,902,016	3,918,852	3,918,852

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	5,300,000	0	8,700,000	2,861,958	5,300,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	1,500,000	0	3,000,000	860,625	1,500,000
Restricted Equity Awards (LTPA)	0	3,800,000	0	5,700,000	2,001,333	3,800,000

Total	0	5,300,000	0	8,700,000	2,861,958	5,300,000

Pension service costs	624,192	624,192	624,192	624,192	648,216	648,216

Total compensation (GCGC)	4,526,208	9,826,208	4,526,208	13,226,208	7,429,026	9,867,068

Total compensation[1]	3,800,000	9,100,000	3,800,000	12,500,000	6,661,958	9,100,000

[1]	Without fringe benefits and pension service costs.

Deutsche Bank	1 – Management Report	214
Annual Report 2015

	Anshuman Jain[1] Co-Chairman
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	1,900,000	1,900,000	1,900,000	1,900,000	3,800,000	3,800,000

Fringe benefits	337,718	337,718	337,718	337,718	718,914	718,914

Total	2,237,718	2,237,718	2,237,718	2,237,718	4,518,914	4,518,914

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	2,650,000	0	4,350,000	2,861,958	5,300,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	750,000	0	1,500,000	860,625	1,500,000
Restricted Equity Awards (LTPA)	0	1,900,000	0	2,850,000	2,001,333	3,800,000

Total	0	2,650,000	0	4,350,000	2,861,958	5,300,000

Pension service costs	1,553,203	1,553,203	1,553,203	1,553,203	857,192	857,192

Total compensation (GCGC)	3,790,921	6,440,921	3,790,921	8,140,921	8,238,064	10,676,106

Total compensation[2]	1,900,000	4,550,000	1,900,000	6,250,000	6,661,958	9,100,000

[1] Member of the Management Board until June 30, 2015. [2] Without fringe benefits and pension service costs.
	Stefan Krause
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000

Fringe benefits	105,099	105,099	105,099	105,099	124,753	124,753

Total	2,505,099	2,505,099	2,505,099	2,505,099	2,524,753	2,524,753

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	3,400,000	0	5,600,000	1,952,500	3,400,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	1,000,000	0	2,000,000	688,500	1,000,000
Restricted Equity Awards (LTPA)	0	2,400,000	0	3,600,000	1,264,000	2,400,000

Total	0	3,400,000	0	5,600,000	1,952,500	3,400,000

Pension service costs	498,908	498,908	498,908	498,908	521,887	521,887

Total compensation (GCGC)	3,004,007	6,404,007	3,004,007	8,604,007	4,999,140	6,446,640

Total compensation[1]	2,400,000	5,800,000	2,400,000	8,000,000	4,352,500	5,800,000

[1] Without fringe benefits and pension service costs.
	Dr. Stephan Leithner[1]
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	2,000,000	2,000,000	2,000,000	2,000,000	2,400,000	2,400,000

Fringe benefits	72,570	72,570	72,570	72,570	353,552	353,552

Total	2,072,570	2,072,570	2,072,570	2,072,570	2,753,552	2,753,552

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	2,833,333	0	4,666,667	2,067,250	3,400,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	833,333	0	1,666,667	803,250	1,000,000
Restricted Equity Awards (LTPA)	0	2,000,000	0	3,000,000	1,264,000	2,400,000

Total	0	2,833,333	0	4,666,667	2,067,250	3,400,000

Pension service costs	442,033	442,033	442,033	442,033	561,694	561,694

Total compensation (GCGC)	2,514,603	5,347,936	2,514,603	7,181,270	5,382,496	6,715,246

Total compensation[2]	2,000,000	4,833,333	2,000,000	6,666,667	4,467,250	5,800,000

[1]	Member of the Management Board until October 31, 2015.
[2]	Without fringe benefits and pension service costs.

215	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

	Stuart Lewis
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000

Fringe benefits	97,624	97,624	97,624	97,624	84,937	84,937

Total	2,497,624	2,497,624	2,497,624	2,497,624	2,484,937	2,484,937

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	3,400,000	0	5,600,000	2,029,000	3,400,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	1,000,000	0	2,000,000	765,000	1,000,000
Restricted Equity Awards (LTPA)	0	2,400,000	0	3,600,000	1,264,000	2,400,000

Total	0	3,400,000	0	5,600,000	2,029,000	3,400,000

Pension service costs	516,969	516,969	516,969	516,969	551,095	551,095

Total compensation (GCGC)	3,014,593	6,414,593	3,014,593	8,614,593	5,065,032	6,436,032

Total compensation[1]	2,400,000	5,800,000	2,400,000	8,000,000	4,429,000	5,800,000

[1] Without fringe benefits and pension service costs.
	Sylvie Matherat[1]
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	400,000	400,000	400,000	400,000	0	0

Fringe benefits	5,226	5,226	5,226	5,226	0	0

Total	405,226	405,226	405,226	405,226	0	0

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	566,667	0	933,333	0	0
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	166,667	0	333,333	0	0
Restricted Equity Awards (LTPA)	0	400,000	0	600,000	0	0

Total	0	566,667	0	933,333	0	0

Pension service costs	128,506	128,506	128,506	128,506	0	0

Total compensation (GCGC)	533,732	1,100,399	533,732	1,467,065	0	0

Total compensation[2]	400,000	966,667	400,000	1,333,333	0	0

[1] Member of the Management Board from November 1, 2015. [2] Without fringe benefits and pension service costs.
	Rainer Neske[1]
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	1,200,000	1,200,000	1,200,000	1,200,000	2,400,000	2,400,000

Fringe benefits	61,347	61,347	61,347	61,347	96,155	96,155

Total	1,261,347	1,261,347	1,261,347	1,261,347	2,496,155	2,496,155

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	1,700,000	0	2,800,000	1,952,500	3,400,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	500,000	0	1,000,000	688,500	1,000,000
Restricted Equity Awards (LTPA)	0	1,200,000	0	1,800,000	1,264,000	2,400,000

Total	0	1,700,000	0	2,800,000	1,952,500	3,400,000

Pension service costs	550,484	550,484	550,484	550,484	539,553	539,553

Total compensation (GCGC)	1,811,831	3,511,831	1,811,831	4,611,831	4,988,208	6,435,708

Total compensation[2]	1,200,000	2,900,000	1,200,000	4,000,000	4,352,500	5,800,000

[1]	Member of the Management Board until June 30, 2015.
[2]	Without fringe benefits and pension service costs.

Deutsche Bank	1 – Management Report	216
Annual Report 2015

	Henry Ritchotte
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000

Fringe benefits	382,390	382,390	382,390	382,390	289,842	289,842

Total	2,782,390	2,782,390	2,782,390	2,782,390	2,689,842	2,689,842

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	3,400,000	0	5,600,000	1,952,500	3,400,000
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	1,000,000	0	2,000,000	688,500	1,000,000
Restricted Equity Awards (LTPA)	0	2,400,000	0	3,600,000	1,264,000	2,400,000

Total	0	3,400,000	0	5,600,000	1,952,500	3,400,000

Pension service costs	502,274	502,274	502,274	502,274	530,086	530,086

Total compensation (GCGC)	3,284,664	6,684,664	3,284,664	8,884,664	5,172,428	6,619,928

Total compensation[1]	2,400,000	5,800,000	2,400,000	8,000,000	4,352,500	5,800,000

[1] Without fringe benefits and pension service costs.
	Karl von Rohr[1]
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	400,000	400,000	400,000	400,000	0	0

Fringe benefits	2,348	2,348	2,348	2,348	0	0

Total	402,348	402,348	402,348	402,348	0	0

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	566,667	0	933,333	0	0
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	166,667	0	333,333	0	0
Restricted Equity Awards (LTPA)	0	400,000	0	600,000	0	0

Total	0	566,667	0	933,333	0	0

Pension service costs	131,141	131,141	131,141	131,141	0	0

Total compensation (GCGC)	533,489	1,100,156	533,489	1,466,822	0	0

Total compensation[2]	400,000	966,667	400,000	1,333,333	0	0

[1] Member of the Management Board from November 1, 2015. [2] Without fringe benefits and pension service costs.
	Dr. Marcus Schenck[1]
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	1,460,000	1,460,000	1,460,000	1,460,000	0	0

Fringe benefits	38,370	38,370	38,370	38,370	0	0

Total	1,498,370	1,498,370	1,498,370	1,498,370	0	0

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	2,068,333	0	3,406,667	0	0
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	608,333	0	1,216,667	0	0
Restricted Equity Awards (LTPA)	0	1,460,000	0	2,190,000	0	0

Total	0	2,068,333	0	3,406,667	0	0

Pension service costs	478,387	478,387	478,387	478,387	0	0

Total compensation (GCGC)	1,976,757	4,045,090	1,976,757	5,383,424	0	0

Total compensation[2]	1,460,000	3,528,333	1,460,000	4,866,667	0	0

[1]	Member of the Management Board from May 22, 2015.
[2]	Without fringe benefits and pension service costs.

217	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

	Christian Sewing[1]
in €	2015 (determined)	2015 (target)	2015 (Min)	2015 (Max)	2014 (determined)	2014 (target)
Fixed compensation (base salary)	2,400,000	2,400,000	2,400,000	2,400,000	0	0

Fringe benefits	19,471	19,471	19,471	19,471	0	0

Total	2,419,471	2,419,471	2,419,471	2,419,471	0	0

One-year variable compensation	0	0	0	0	0	0
thereof:
Immediately paid out (part of APA)	0	0	0	0	0	0

Multi-year variable compensation	0	3,400,000	0	5,600,000	0	0
thereof:
Equity Upfront Awards (part of APA)	0	0	0	0	0	0
Restricted Incentive Awards (APA)	0	1,000,000	0	2,000,000	0	0
Restricted Equity Awards (LTPA)	0	2,400,000	0	3,600,000	0	0

Total	0	3,400,000	0	5,600,000	0	0

Pension service costs	559,197	559,197	559,197	559,197	0	0

Total compensation (GCGC)	2,978,668	6,378,668	2,978,668	8,578,668	0	0

Total compensation[2]	2,400,000	5,800,000	2,400,000	8,000,000	0	0

[1]	Member of the Management Board from January 1, 2015.
[2]	Without fringe benefits and pension service costs.

The following table provides the disbursals in/for the 2015 financial year:

Disbursals paid out in 2015 (2014) according to GCGC

	John Cryan Co-Chairman		Jürgen Fitschen Co-Chairman		Anshuman Jain		Stefan Krause
in €	2015	2014	2015	2014	2015	2014	2015	2014
Fixed compensation	1,900,000	0	3,800,000	3,800,000	1,900,000	3,800,000	2,400,000	2,400,000

Fringe benefits	29,697	0	102,016	118,852	337,718	718,914	105,099	124,753

Total	1,929,697	0	3,902,016	3,918,852	2,237,718	4,518,914	2,505,099	2,524,753

One-year variable compensation	0	0	0	0	0	0	0	0
thereof immediately paid out	0	0	0	0	0	0	0	0

Multi-year variable compensation	0	0	285,529	420,542	0	829,761	303,115	446,444
thereof Equity Upfront Awards:
EUA for 2010 (until 2014)	0	0	0	420,542	0	829,761	0	446,444
thereof Restricted Equity Awards:
REA for 2010 (until 2016)	0	0	285,529	0	0	0	303,115	0

Total	0	0	285,529	420,542	0	829,761	303,115	446,444

Pension service costs	439,065	0	624,192	648,216	1,553,203	857,192	498,908	521,887

Total compensation (GCGC)	2,368,762	0	4,811,737	4,987,610	3,790,921	6,205,867	3,307,122	3,493,084

[1] Member of the Management Board from July 1, 2015. [2] Member of the Management Board until June 30, 2015.
	Dr. Stephan Leithner		Stuart Lewis		Sylvie Matherat		Rainer Neske
in €	2015	2014	2015	2014	2015	2014	2015	2014
Fixed compensation	2,000,000	2,400,000	2,400,000	2,400,000	400,000	0	1,200,000	2,400,000

Fringe benefits	72,570	353,552	97,624	84,937	5,226	0	61,347	96,155

Total	2,072,570	2,753,552	2,497,624	2,484,937	405,226	0	1,261,347	2,496,155

One-year variable compensation	0	0	0	0	0	0	0	0
thereof immediately paid out	0	0	0	0	0	0	0	0

Multi-year variable compensation	0	0	0	0	0	0	0	433,493
thereof Equity Upfront Awards:
EUA for 2010 (until 2014)	0	0	0	0	0	0	0	433,493
thereof Restricted Equity Awards:
REA for 2010 (until 2016)	0	0	0	0	0	0	0	0

Total	0	0	0	0	0	0	0	433,493

Pension service costs	442,033	561,694	516,969	551,095	128,506	0	550,484	539,553

Total compensation (GCGC)	2,514,603	3,315,246	3,014,593	3,036,032	533,732	0	1,811,831	3,469,201

[1]	Member of the Management Board until October 31, 2015.
[2]	Member of the Management Board from November 1, 2015.
[3]	Member of the Management Board until June 30, 2015.

Deutsche Bank	1 – Management Report	218
Annual Report 2015

	Henry Ritchotte		Karl von Rohr[1]		Dr. Marcus Schenck[2]		Christian Sewing[3]
in €	2015	2014	2015	2014	2015	2014	2015	2014
Fixed compensation	2,400,000	2,400,000	400,000	0	1,460,000	0	2,400,000	0

Fringe benefits	382,390	289,842	2,348	0	38,370	0	19,471	0

Total	2,782,390	2,689,842	402,348	0	1,498,370	0	2,419,471	0

One-year variable compensation	0	0	0	0	0	0	0	0
thereof immediately paid out	0	0	0	0	0	0	0	0

Multi-year variable compensation	0	0	0	0	0	0	0	0
thereof Equity Upfront Awards:
EUA for 2010 (until 2014)	0	0	0	0	0	0	0	0
thereof Restricted Equity Awards:
REA for 2010 (until 2016)	0	0	0	0	0	0	0	0

Total	0	0	0	0	0	0	0	0

Pension service costs	502,274	530,086	131,141	0	478,387	0	559,197	0

Total compensation (GCGC)	3,284,664	3,219,928	533,489	0	1,976,757	0	2,978,668	0

[1]	Member of the Management Board from November 1, 2015.
[2]	Member of the Management Board from May 22, 2015.
[3]	Member of the Management Board from January 1, 2015.

In 2015, the Supervisory Board decided to suspend the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in 2015 for the Management Board members Fitschen, Jain, Krause, Dr Leithner, Lewis, Neske and Ritchotte, who were still active in the reporting period, as well as for four former Management Board members who already left the Management Board prior to the reporting period. Accordingly, the above table does not contain the respective compensation elements which were not disbursed (or delivered – in case of share-based elements) in February and August 2015.

Compensation in accordance with the German Accounting Standard No. 17 (GAS 17)

In accordance with the requirements of the GAS 17, the members of the Management Board collectively received in the 2015 financial year compensation totaling € 23,913,876 (2014: € 31,709,671) for their service on the Management Board. Of that, € 22,660,000 (2014: € 19,600,000) was for base salaries, € 1,253,876 (2014: € 1,787,005) for fringe benefits and € 0 (2014: € 10,322,666) for performance-related components with long-term incentives.

In accordance with German Accounting Standard No. 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e., in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. Based on this the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2015 and 2014, including the non-performance-related fringe benefits.

219	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Compensation according to GAS 17

	John Cryan[1] Co-Chairman		Jürgen Fitschen Co-Chairman		Anshuman Jain[2]		Stefan Krause
in €	2015	2014	2015	2014	2015	2014	2015	2014
Compensation

Performance-related components

Without long-term incentives

Immediately paid out	0	0	0	0	0	0	0	0

With long-term incentives

Cash-based

Restricted Incentive Award(s) paid	0	0	0	0	0	0	0	0

Share-based

Equity Upfront Award(s)	0	0	0	0	0	0	0	0
Restricted Equity Award(s)	0	0	0	2,001,333	0	2,001,333	0	1,264,000

Non-performance-related components

Base salary	1,900,000	0	3,800,000	3,800,000	1,900,000	3,800,000	2,400,000	2,400,000
Fringe benefits	29,697	0	102,016	118,852	337,718	718,914	105,099	124,753

Total	1,929,697	0	3,902,016	5,920,185	2,237,718	6,520,247	2,505,099	3,788,753

[1] Member of the Management Board from July 1, 2015. [2] Member of the Management Board until June 30, 2015.
	Dr. Stephan Leithner[1]		Stuart Lewis		Sylvie Matherat[2]		Rainer Neske[3]
in €	2015	2014	2015	2014	2015	2014	2015	2014
Compensation

Performance-related components

Without long-term incentives

Immediately paid out	0	0	0	0	0	0	0	0

With long-term incentives

Cash-based

Restricted Incentive Award(s) paid	0	0	0	0	0	0	0	0

Share-based

Equity Upfront Award(s)	0	0	0	0	0	0	0	0
Restricted Equity Award(s)	0	1,264,000	0	1,264,000	0	0	0	1,264,000

Non-performance-related components

Base salary	2,000,000	2,400,000	2,400,000	2,400,000	400,000	0	1,200,000	2,400,000
Fringe benefits	72,570	353,552	97,624	84,937	5,226	0	61,347	96,155

Total	2,072,570	4,017,552	2,497,624	3,748,937	405,226	0	1,261,347	3,760,155

[1]	Member of the Management Board until October 31, 2015.
[2]	Member of the Management Board from November 1, 2015.
[3]	Member of the Management Board until June 30, 2015.

Deutsche Bank	1 – Management Report	220
Annual Report 2015

	Henry Ritchotte		Karl von Rohr[1]		Dr. Marcus Schenck[2]		Christian Sewing[3]
in €	2015	2014	2015	2014	2015	2014	2015	2014
Compensation

Performance-related components

Without long-term incentives

Immediately paid out	0	0	0	0	0	0	0	0

With long-term incentives

Cash-based

Restricted Incentive Award(s) paid	0	0	0	0	0	0	0	0

Share-based

Equity Upfront Award(s)	0	0	0	0	0	0	0	0
Restricted Equity Award(s)	0	1,264,000	0	0	0	0	0	0

Non-performance-related components

Base salary	2,400,000	2,400,000	400,000	0	1,460,000	0	2,400,000	0
Fringe benefits	382,390	289,842	2,348	0	38,370	0	19,471	0

Total	2,782,390	3,953,842	402,348	0	1,498,370	0	2,419,471	0

[1]	Member of the Management Board from November 1, 2015.
[2]	Member of the Management Board from May 22, 2015.
[3]	Member of the Management Board from January 1, 2015.

	Total
in €	2015	2014
Compensation

Performance-related components

Without long-term incentives

Immediately paid out	0	0

With long-term incentives

Cash-based

Restricted Incentive Award(s) paid	0	0

Share-based

Equity Upfront Award(s)	0	0
Restricted Equity Award(s)	0	10,322,666

Non-performance-related components

Base salary	22,660,000	19,600,000
Fringe benefits	1,253,876	1,787,005

Total	23,913,876	31,709,671

In 2015, the Supervisory Board decided to suspend the tranches of deferred compensation elements which were subject to non-forfeiture and/or disbursal in 2015 for the Management Board members Fitschen, Jain, Krause, Dr Leithner, Lewis, Neske, Ritchotte, which were still active in the reporting period, as well as for four former Management Board members which already left the Management Board prior to the reporting period. Accordingly, the table above does not contain the Restricted Incentive Awards which were not disbursed in 2015.

Share awards

The Supervisory Board decided not to grant the Management Board members any variable compensation for the 2015 financial year. The share awards granted in 2015 for the year 2014 in the form of Restricted Equity Awards were determined by dividing the respective euro amounts by the average Deutsche Bank AG XETRA share closing prices on the first ten trading days in February 2015 (€ 27.108).

221	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

As a result, the number of share awards granted was as follows (rounded):

Members of the Management Board
Units	Year	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)
John Cryan[1]	2015	0	0

Jürgen Fitschen	2015	0	0
	2014	0	73,828

Anshuman Jain[2]	2015	0	0
	2014	0	73,828

Stefan Krause	2015	0	0
	2014	0	46,628

Dr. Stephan Leithner[3]	2015	0	0
	2014	0	46,628

Stuart Lewis	2015	0	0
	2014	0	46,628

Sylvie Matherat[4]	2015	0	0

Rainer Neske[2]	2015	0	0
	2014	0	46,628

Henry Ritchotte	2015	0	0
	2014	0	46,628

Karl von Rohr[4]	2015	0	0

Dr. Marcus Schenck[5]	2015	0	0

Christian Sewing[6]	2015	0	0

[1]	Member of the Management Board from July 1, 2015.
[2]	Member of the Management Board until June 30, 2015.
[3]	Member of the Management Board until October 31, 2015.
[4]	Member of the Management Board from November 1, 2015.
[5]	Member of the Management Board from May 22, 2015.
[6]	Member of the Management Board from January 1, 2015.

Management Board members do not receive any compensation for mandates on boards of Deutsche Bank subsidiaries.

Deferred compensation components granted to John Cryan by a former employer were forfeited due to the commencement of his activity as member of the Management Board. The forfeited compensation components were equally replaced by the grant of 17,440.59 Deutsche Bank share-awards based on the 2015 DB Equity Plan (Restricted Equity Awards). The Restricted Equity Awards vest on March 1, 2016 and have an additional retention period of six months. Specific forfeiture provisions apply for the Awards until their release on September 1, 2016.

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

Management Board members receive a contribution in the form of a contractually agreed fixed annual amount in Euro. The contribution accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 4 % per year up to the age of 60. From the age of 61 onwards, the contribution made is credited with an annual interest payment of 4 % up to the date of retirement.

Deutsche Bank	1 – Management Report	222
Annual Report 2015

The annual contributions, taken together, form the pension amount available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2015 and 2014 as well as the corresponding defined benefit obligations for each member of the Management Board in office in 2015 as of December 31, 2015 and December 31, 2014. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates, as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board	Annual contribution, in the year		Interest credit, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year
in €	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
John Cryan[1]	393,250	0	0	0	393,250	0	439,065	0	450,200	0
Jürgen Fitschen	650,000	650,000	95,272	65,351	2,549,796	1,804,524	624,192	648,216	2,576,287	1,935,819
Anshuman Jain[2]	1,919,125[8]	903,500	0	0	0[9]	2,016,125	1,553,203	857,192	0	1,884,104
Stefan Krause[3]	520,000	536,000	0	0	4,042,137	3,522,137	498,908	521,887	3,685,741	3,336,863
Dr. Stephan Leithner[3]	500,000	620,000	0	0	1,758,250	1,258,250	442,033	561,694	0	1,128,360
Stuart Lewis	576,000	600,000	0	0	1,786,938	1,210,938	516,969	551,095	1,551,547	1,103,545
Sylvie Matherat[4]	86,668	0	0	0	86,668	0	128,506	0	130,231	0
Rainer Neske[2]	600,667	576,000	0	0	3,973,532	3,372,865	550,484	539,553	0	3,068,819
Henry Ritchotte	536,000	556,000	0	0	1,648,313	1,112,313	502,274	530,086	1,496,159	1,053,970
Karl von Rohr[4]	96,001	0	0	0	96,001	0	131,141	0	132,799	0
Dr. Marcus Schenck[5]	528,001	0	0	0	528,001	0	478,387	0	490,386	0
Christian Sewing[6]	692,000	0	0	0	692,000	0	559,197	0	572,899	0

[1]	Member of the Management Board from July 1, 2015.
[2]	Member of the Management Board until June 30, 2015.
[3]	Member of the Management Board until October 31, 2015.
[4]	Member of the Management Board from November 1, 2015.
[5]	Member of the Management Board from May 22, 2015.
[6]	Member of the Management Board from January 1, 2015.
[7]	Including age-related factor.
[8]

The stated contribution consists of a contribution for the period from January 1 to June 30, 2015 in the amount of € 435,500 and a one-off insurance amount in the amount of € 1,483,625 which was agreed in the termination agreement in connection with the premature termination of the service contract.

[9]	The pension entitlement was not vested at the time of the termination of the Management Board membership and was paid in form of a cash compensation in the amount of € 3,437,307.

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

223	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

In 2015, five Management Board Members in total left the Management Board. In connection with their exit from the Board, the Board entered into termination agreements with Anshuman Jain, Stefan Krause, Dr. Stephan Leithner, Rainer Neske and Henry Ritchotte, which contain the following terms:

Anshuman Jain left the Management Board with effect from the end of June 30, 2015. On the basis of the termination agreement, a one-off insurance amount with respect to the entitlement to pension plan benefits in the amount of € 1,483,625 and a severance payment in the amount of € 2,216,667 were agreed. The severance payment is paid as compensation for the termination of the service agreement and comprises the compensation payments for non-competition agreed in the employment contract. The severance payment was disbursed in June 2015. Mr. Jain will receive office use and secretarial support as well as a company car with chauffeur to use to a reasonable extent until June 30, 2017, at the latest or until he assumes another position of professional activity in a leadership function. The Bank has assumed the costs of € 382,008.45 incurred for legal advice provided to Mr Jain in connection with the termination agreement in the statutory amount pursuant to RVG (Rechtsanwaltsvergütungsgesetz), and any costs incurred for tax advice provided in connection with compensation and benefits resulting from the employment relationship with the Bank will be paid until June 30, 2017.

Stefan Krause left the Management Board with effect from the end of October 31, 2015. On the basis of the termination agreement, payment of his base salary including fringe benefits until December 31, 2015, compensation payments for a post-contractual restraint on competition in the amount of € 1,560,000 and a severance payment in the amount of € 7,145,000 were agreed. Disbursement of the severance payment will take place in two instalments. The first instalment in the amount of € 3,572,500 was disbursed in January 2016. The second instalment becomes due for disbursement in January 2017 and is subject to specific forfeiture provisions as well as a provision for the offsetting of income received from other sources. Due to the economic situation of the Bank, the Supervisory Board reduced the second instalment of the severance payment to € 1,620,000. Accordingly, the total severance payment amounts to € 5,192,500.

Dr. Stephan Leithner left the Management Board with effect from the end of October 31, 2015. On the basis of the termination agreement, compensation payments for a post-contractual restraint on competition in the amount of € 1,560,000 were agreed. Dr. Leithner will receive office use and secretarial support to use to a reasonable extent until April 30, 2016, at the latest or until he assumes another position of professional activity in a leadership function. Dr. Leithner has assumed such a leadership function with effect from March 1, 2016. The costs for tax advice provided in connection with compensation and benefits resulting from the employment relationship with the Bank will be paid until July 31, 2016.

Rainer Neske left the Management Board with effect from the end of June 30, 2015. On the basis of the termination agreement, a severance payment in the amount of € 2,960,000 was agreed. The severance payment comprises the compensation payments for non-competition agreed in the employment contract. Disbursement of the severance payment takes place in two instalments. The first instalment in the amount of € 1,560,000 was disbursed in January 2016. The second instalment in the amount of € 1,400,000 becomes due for disbursement in July 2016 and is subject to specific forfeiture regulations as well as a regulation for the offsetting of income received from other sources.

Henry Ritchotte left the Management Board with effect from the end of December 31, 2015. The Management Board employment contract was terminated by mutual agreement. There are no further resulting rights, since Mr. Ritchotte entered into a new employment relationship within Deutsche Bank Group immediately after leaving the Management Board.

Deutsche Bank	1 – Management Report	224
Annual Report 2015

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed for
	share-based compensation components		cash-based compensation components
in €	2015	2014	2015	2014
John Cryan[1]	0	0	0	0
Jürgen Fitschen	1,013,489	734,201	1,170,591	1,278,486
Anshuman Jain[2]	3,350,789	707,318	2,852,503	2,140,366
Stefan Krause	2,726,735	464,263	1,754,083	946,856
Dr. Stephan Leithner[3]	2,367,167	496,929	1,566,589	500,137
Stuart Lewis	633,658	447,126	663,466	487,735
Sylvie Matherat[4]	0	0	0	0
Rainer Neske[2]	2,474,164	487,657	1,845,774	996,551
Henry Ritchotte	631,719	484,343	635,927	487,735
Karl von Rohr[4]	0	0	0	0
Dr. Marcus Schenck[5]	0	0	0	0
Christian Sewing[6]	0	0	0	0

[1]	Member of the Management Board from July 1, 2015.
[2]	Member of the Management Board until June 30, 2015.
[3]	Member of the Management Board until October 31, 2015.
[4]	Member of the Management Board from November 1, 2015.
[5]	Member of the Management Board from May 22, 2015.
[6]	Member of the Management Board from January 1, 2015.

Management Board Share Ownership

As of February 19, 2016 and February 21, 2015, respectively, the current members of the Management Board held Deutsche Bank shares as presented below:

Members of the Management Board		Number of shares
John Cryan[1]	2016	0

Jürgen Fitschen	2016	266,739
	2015	262,166

Stuart Lewis	2016	51,347
	2015	51,347

Sylvie Matherat[2]	2016	0

Quintin Price[3]	2016	0

Garth Ritchie[3]	2016	28,778

Karl von Rohr[2]	2016	2,747

Dr. Marcus Schenck[4]	2016	26,445

Christian Sewing[5]	2016	36,249
	2015	30,488

Jeffrey Urwin[3]	2016	120,690

Total	2016	532,995

	2015	344,001

[1]	Member of the Management Board from July 1, 2015.
[2]	Member of the Management Board from November 1, 2015.
[3]	Member of the Management Board from January 1, 2016.
[4]	Member of the Management Board from May 22, 2015.
[5]	Member of the Management Board from January 1, 2015.

The current members of the Management Board held an aggregate of 532,995 Deutsche Bank shares on February 19, 2016, amounting to approximately 0.04 % of Deutsche Bank shares issued on that date.

225	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

The following table shows the number of share awards held by the Management Board members as of February 19, 2016 and February 21, 2015 as well as the number of share awards newly granted, delivered or forfeited in this period.

Members of the Management Board	Balance as of Feb 21, 2015	Granted	Delivered	Forfeited	Balance as of Feb 19, 2016
John Cryan[1]	–	–	–	–	17,441

Jürgen Fitschen	294,514	5,953	9,439	0	291,028

Stuart Lewis	162,310	4,228	0	0	166,538

Sylvie Matherat[2]	–	–	–	–	3,217

Quintin Price[3]	–	–	–	–	0

Garth Ritchie[3]	–	–	–	–	244,227

Karl von Rohr[2]	–	–	–	–	22,846

Marcus Schenck[4]	–	–	–	–	132,517

Christian Sewing[5]	93,811	2,444	10,747	0	85,508

Jeffrey Urwin[3]	–	–	–	–	379,808

[1]	Member of the Management Board from July 1, 2015.
[2]	Member of the Management Board from November 1, 2015.
[3]	Member of the Management Board from January 1, 2016.
[4]	Member of the Management Board from May 22, 2015.
[5]	Member of the Management Board from January 1, 2015.

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

Members and chairs of the committees of the Supervisory Board are paid additional fixed annual compensation as follows:

	Dec 31, 2015
in € Committee	Chairperson	Member
Audit Committee	200,000	100,000

Risk Committee	200,000	100,000

Nomination Committee	100,000	50,000

Mediation Committee	0	0

Integrity Committee	200,000	100,000

Chairman’s Committee	100,000	50,000

Compensation Control Committee	100,000	50,000

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

Deutsche Bank	1 – Management Report	226
Annual Report 2015

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

Supervisory Board Compensation for the 2015 Financial Year

Individual members of the Supervisory Board received the following compensation for the 2015 financial year (excluding value added tax).

	Compensation for fiscal year 2015		Compensation for fiscal year 2014
Members of the Supervisory Board in €	Fixed	Paid out in February 2016	Fixed	Paid out in February 2015

Dr. Paul Achleitner	808,333	606,250	818,548	613,911

Alfred Herling	300,000	225,000	272,849	204,637

Wolfgang Böhr[1]	8,333	6,250	0	0

Frank Bsirske	250,000	187,500	222,849	167,137

John Cryan[2]	200,000	200,000	400,000	300,000

Dina Dublon	291,667	218,750	200,000	150,000

Katherine Garrett-Cox	100,000	75,000	100,000	75,000

Timo Heider	200,000	150,000	172,849	129,637

Sabine Irrgang	200,000	150,000	172,849	129,637

Prof. Dr. Henning Kagermann	250,000	187,500	222,849	167,137

Martina Klee	200,000	150,000	172,849	129,637

Suzanne Labarge[3]	0	0	100,000	100,000

Peter Löscher	200,000	150,000	172,849	129,637

Henriette Mark	200,000	150,000	200,000	150,000

Richard Meddings[4]	100,000	75,000	0	0

Louise Parent[3]	200,000	150,000	91,667	68,750

Gabriele Platscher	200,000	150,000	200,000	150,000

Bernd Rose	200,000	150,000	200,000	150,000

Rudolf Stockem	200,000	150,000	200,000	150,000

Stephan Szukalski[5]	91,667	91,667	100,000	75,000

Dr. Johannes Teyssen	150,000	112,500	122,849	92,137

Georg Thoma	300,000	225,000	245,699	184,274

Prof. Dr. Klaus Rüdiger Trützschler	200,000	150,000	200,000	150,000

Total	4,850,000	3,710,417	4,588,710	3,466,532

[1]	Member since December 1, 2015.
[2]	Member until June 30, 2015.
[3]	Member until June 30, 2015.
[4]	Member since October 13, 2015.
[5]	Member until November 30, 2015.

227	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Following the submission of invoices in February 2016, 25 % of the compensation determined for each Supervisory Board member for the 2015 financial year was converted into notional shares of the company on the basis of a share price of € 17.325 (average closing price on the Frankfurt Stock Exchange (Xetra) during the last ten trading days of January 2016, calculated to three digits after the decimal point). Members who left the Supervisory Board in 2015 were paid the entire amount of compensation in cash.

The following table shows the number of notional shares to three decimal places that were converted in February 2016 (2015) for members of the Supervisory Board as part of their 2015 (2014) compensation as well as the number of notional shares accumulated during the respective membership to the Supervisory Board:

	Number of notional shares
Members of the Supervisory Board	Converted in February 2016 as part of the compensation 2015	Total prior-year amounts from 2013 and 2014	Total (cumulative)	Paid out in February 2016 in €[1]

Dr. Paul Achleitner	11,664.262	12,340.921	24,005.183	0

Alfred Herling	4,329.004	3,925.643	8,254.647	0

Wolfgang Böhr	120.250	0	120.250	0

Frank Bsirske	3,607.504	2,818.415	6,425.919	0

John Cryan[2]	0	5,473.868	5,473.868	94,835

Dina Dublon	4,208.754	2,172.941	6,381.695	0

Katherine Garrett-Cox	1,443.001	1,650.463	3,093.464	0

Timo Heider	2,886.003	2,275.180	5,161.183	0

Sabine Irrgang	2,886.003	2,275.180	5,161.183	0

Prof. Dr. Henning Kagermann	3,607.504	3,523.406	7,130.910	0

Martina Klee	2,886.003	2,557.176	5,443.179	0

Peter Löscher	2,886.003	2,557.176	5,443.179	0

Henriette Mark	2,886.003	3,300.927	6,186.930	0

Richard Meddings	1,443.001	0	1,443.001	0

Louise Parent	2,886.003	892.533	3,778.536	0

Gabriele Platscher	2,886.003	3,018.930	5,904.933	0

Bernd Rose	2,886.003	2,736.934	5,622.937	0

Rudolf Stockem	2,886.003	3,018.930	5,904.933	0

Stephan Szukalski[3]	0	1,368.467	1,368.467	23,709

Dr. Johannes Teyssen	2,164.502	1,872.942	4,037.444	0

Georg Thoma	4,329.004	3,181.891	7,510.895	0

Prof. Dr. Klaus Rüdiger Trützschler	2,886.003	3,300.927	6,186.930	0

Total	65,776.816	64,262.850	130,039.666	118,544

[1]	At a value of € 17.325 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2016.
[2]	Member of the Supervisory Board until June 30, 2015.
[3]	Member of the Supervisory Board until November 30, 2015.

As Suzanne Labarge left the Supervisory Board on June 30, 2104, the value of her virtual shares amounting to € 34,755 was paid to her in February 2015.

All employee representatives on the Supervisory Board, with the exception of Frank Bsirske and Rudolf Stockem, are employed by us. In the 2015 financial year, we paid such members a total amount of € 1.14 million in the form of salary, retirement and pension compensation in addition to their Supervisory Board compensation.

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with the termination of such employment. During 2015, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

Deutsche Bank	1 – Management Report	228
Annual Report 2015

With the agreement of the Bank’s Management Board, Dr. Paul Achleitner performs representative functions in various ways on an unpaid basis for the Bank and participates in opportunities for referrals of business for the Bank. These tasks are related to the functional responsibilities of the Chairman of the Supervisory Board of Deutsche Bank AG. In this respect, the reimbursement of costs is regulated in the Articles of Association. On the basis of a separate contractual agreement, the Bank provides Dr. Paul Achleitner with infrastructure and support services free of charge for his services in the interest of the Bank. He is therefore entitled to avail himself of internal resources for preparing and carrying out his activities. The Bank’s security and car services are available for Dr. Paul Achleitner to use free of charge for these tasks. The Bank also reimburses travel expenses and participation fees and covers the taxes for any non-cash benefits provided. On September 24, 2012, the Chairman’s Committee approved the conclusion of this agreement. The provisions apply for the duration of Dr. Paul Achleitner’s tenure as Chairman of the Supervisory Board and are reviewed on an annual basis for appropriateness. Under this agreement between Deutsche Bank and Dr. Achleitner, support services equivalent to € 203,000 (2014: € 206,000) were provided and reimbursements for expenses amounting to € 233,867 (2014: € 196,271) were paid during the 2015 financial year.

[Portion of page intentionally left blank for SEC filing purposes]

229	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	230
Annual Report 2015

Employees

Group Headcount

As of December 31, 2015, we employed a total of 101,104 staff members as compared to 98,138 as of December 31, 2014. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2015, 2014 and 2013.

Employees[1]	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Germany	45,757	45,392	46,377

Europe (outside Germany), Middle East and Africa	23,767	23,063	23,186

Asia/Pacific	20,144	19,023	18,361

North America[2,3]	10,842	10,054	9,752

Latin America	595	606	578

Total employees[3]	101,104	98,138	98,254

[1]

Full-time equivalent employees; in 2014, the employees of Mauritius previously shown in Europe (outside Germany), Middle East and Africa were assigned to Asia/Pacific; numbers for 2013 (186 employees) have been reclassified to reflect this.

[2]	Primarily the United States.
[3]

The Cosmopolitan of Las Vegas was sold in 2014. The nominal headcount of The Cosmopolitan of Las Vegas was 4,393 as of December 31, 2013. This headcount number was composed of full time and part time employees and is not part of the Group’s full time equivalent employees figures.

The number of our employees increased in 2015 by 2,966 or 3.0 % due to the following factors:

—	In Corporate Banking & Securities (CB&S), the number of staff went down by 245 primarily due to adjustments related to the market development.

—	In Global Transaction Banking (GTB), the number of employees increased by 143 mostly driven by the development in Institutional Cash & Securities Services.

—	The number of staff in Deutsche Asset & Wealth Management (Deutsche AWM) increased by 157. This was particularly a result of the development in the UK and in the US.

—	Total staff in Private & Business Clients (PBC) decreased by 265 driven by reductions primarily in Germany and in Italy.

—	In the Non-Core Operations Unit (NCOU), the number of employees decreased by 58 primarily due to CB&S related Non-Core Operations.

—

In our Infrastructure functions, staff numbers increased by 3,234, mainly due to further build out of our captive operative platforms and due to strengthening of control functions, e.g. Compliance, Risk and Audit.

231	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

Labor Relations

In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2014 includes a pay raise of 2.4 % from July 2014 and a second pay rise of 2.1 % from July 2015 on, plus a single payment of € 150 in January 2015. The existing collective bargaining agreement regarding early retirement has not been extended and ends April 2016.

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

As of December 31, 2015, 33 % of Postbank staff members in Germany are civil servants (full-time equivalent basis), compared to 34 % as of December 31, 2014.

Deutsche Bank	1 – Management Report	232
Annual Report 2015

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

For a further discussion on our employee benefit plans see Note 35 “Employee Benefits” to our consolidated financial statements.

[Portion of page intentionally left blank for SEC filing purposes]

233	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	234
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

235	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	236
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

237	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	238
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

239	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	240
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

241	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	1 – Management Report	242
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

243	Deutsche Bank	Operating and Financial Review – 30	Employees – 230
	Annual Report 2015	Outlook – 70	Internal Control over Financial Reporting – 235
		Risk and Opportunities – 77	Information pursuant to Section – 315 (4)
		Risk Report – 79	Of the German Commercial Code and
		Compensation Report – 188	Explanatory Report – 239
Corporate Responsibility – 228

[Page intentionally left blank for SEC filing purposes]

2 – Consolidated Financial Statements

245	Consolidated Statement of Income
246	Consolidated Statement of Comprehensive Income
247	Consolidated Balance Sheet
248	Consolidated Statement of Changes in Equity
250	Consolidated Statement of Cash Flows
251	Notes to the Consolidated Financial Statements
	1 –	Significant Accounting Policies and Critical Accounting Estimates – 251
	2 –	Recently Adopted and New Accounting Pronouncements – 275
	3 –	Acquisitions and Dispositions – 277
	4 –	Business Segments and Related Information – 279
283	Notes to the Consolidated Income Statement
	5 –	Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 283
	6 –	Commissions and Fee Income – 285
	7 –	Net Gains (Losses) on Financial Assets Available for Sale – 285
	8 –	Other Income – 286
	9 –	General and Administrative Expenses – 286
	10 –	Restructuring – 286
	11 –	Earnings per Share – 287
289	Notes to the Consolidated Balance Sheet
	12 –	Financial Assets/Liabilities at Fair Value through Profit or Loss – 289
	13 –	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 290
	14 –	Financial Instruments carried at Fair Value – 293
	15 –	Fair Value of Financial Instruments not carried at Fair Value – 307
	16 –	Financial Assets Available for Sale – 309
	17 –	Equity Method Investments – 310
	18 –	Offsetting Financial Assets and Financial Liabilities – 310
	19 –	Loans – 315
	20 –	Allowance for Credit Losses – 316
	21 –	Transfers of Financial Assets – 316

	22 –	Assets Pledged and Received as Collateral – 319
	23 –	Property and Equipment – 320
	24 –	Leases – 321
	25 –	Goodwill and Other Intangible Assets – 322
	26 –	Non-Current Assets and Disposal Groups Held for Sale – 329
	27 –	Other Assets and Other Liabilities – 332
	28 –	Deposits – 332
	29 –	Provisions – 333
	30 –	Credit related Commitments – 348
	31 –	Other Short-Term Borrowings – 350
	32 –	Long-Term Debt and Trust Preferred Securities – 350
	33 –	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 351
353	Additional Notes
	34 –	Common Shares – 353
	35 –	Employee Benefits – 354
	36 –	Income Taxes – 368
	37 –	Derivatives – 370
	38 –	Related Party Transactions – 372
	39 –	Information on Subsidiaries – 374
	40 –	Structured Entities – 375
	41 –	Insurance and Investment Contracts – 380
	42 –	Current and Non-Current Assets and Liabilities – 383
	43 –	Events after the Reporting Period – 384
	44 –	Condensed Deutsche Bank AG (Parent Company only) Financial Information – 385
	45 –	SEC Registered Trust Preferred Securities – 388
417

245	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Consolidated Statement of Income

in € m.	Notes	2015	2014	2013
Interest and similar income	5	25,967	25,001	25,601

Interest expense	5	10,086	10,729	10,767

Net interest income	5	15,881	14,272	14,834

Provision for credit losses	20	956	1,134	2,065

Net interest income after provision for credit losses		14,925	13,138	12,769

Commissions and fee income	6	12,765	12,409	12,308

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	3,842	4,299	3,817

Net gains (losses) on financial assets available for sale	7	203	242	394

Net income (loss) from equity method investments	17	164	619	369

Other income (loss)	8	669	108	193

Total noninterest income		17,644	17,677	17,082

Compensation and benefits	35	13,293	12,512	12,329

General and administrative expenses	9	18,632	14,654	15,126

Policyholder benefits and claims		256	289	460

Impairment of goodwill and other intangible assets	25	5,776	111	79

Restructuring activities	10	710	133	399

Total noninterest expenses		38,667	27,699	28,394

Income (loss) before income taxes		(6,097)	3,116	1,457

Income tax expense	36	675	1,425	775

Net income (loss)		(6,772)	1,691	681

Net income attributable to noncontrolling interests		21	28	15

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components		(6,794)	1,663	666

Earnings per Share

in €	Notes	2015	2014	2013

Earnings per share:[1]	11

Basic		(€5.06)[2]	€1.34	€0.64

Diluted		(€5.06)[2]	€1.31	€0.62

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding		1,387.9	1,241.9	1,045.4

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions [3]		1,387.9	1,269.5	1,073.2

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[2]	Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.
[3]

Due to the net loss situation for 2015 potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 27 million shares for 2015.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	246
Annual Report 2015

Consolidated Statement of Comprehensive Income

in € m.	2015	2014	2013
Net income recognized in the income statement	(6,772)	1,691	681

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	203	(403)	(717)

Total of income tax related to items that will not be reclassified to profit or loss	(213)	407	58

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	(242)	1,912	64
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(163)	(87)	(313)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	1	(6)	91
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	20	339	35

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	662	0	3
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(3)	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	2,156	2,955	(948)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	4	3	(1)

Equity Method Investments
Net gains (losses) arising during the period	48	(35)	63

Total of income tax related to items that are or may be reclassified to profit or loss	19	(672)	(160)

Other comprehensive income (loss), net of tax	2,493	4,410	(1,825)

Total comprehensive income (loss), net of tax	(4,278)	6,102	(1,144)

Attributable to:
Noncontrolling interests	45	54	13
Deutsche Bank shareholders and additional equity components	(4,323)	6,048	(1,157)

The accompanying notes are an integral part of the Consolidated Financial Statements.

247	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2015	Dec 31, 2014
Assets:

Cash and central bank balances [1]		96,940	74,482

Interbank balances (w/o central banks) [1]		12,842	9,090

Central bank funds sold and securities purchased under resale agreements	21, 22	22,456	17,796

Securities borrowed	21, 22	33,557	25,834

Financial assets at fair value through profit or loss
Trading assets		196,035	195,681
Positive market values from derivative financial instruments		515,594	629,958
Financial assets designated at fair value through profit or loss		109,253	117,285

Total financial assets at fair value through profit or loss	12, 16, 21, 22, 37	820,883	942,924

Financial assets available for sale	16, 21, 22	73,583	64,297

Equity method investments	17	1,013	4,143

Loans	19, 20, 21, 22	427,749	405,612

Property and equipment	23	2,846	2,909

Goodwill and other intangible assets	25	10,078	14,951

Other assets	26, 27	118,137	137,980

Assets for current tax	36	1,285	1,819

Deferred tax assets	36	7,762	6,865

Total assets		1,629,130	1,708,703

Liabilities and equity:

Deposits	28	566,974	532,931

Central bank funds purchased and securities sold under repurchase agreements	21, 22	9,803	10,887

Securities loaned	21, 22	3,270	2,339

Financial liabilities at fair value through profit or loss	12, 16, 37
Trading liabilities		52,304	41,843
Negative market values from derivative financial instruments		494,076	610,202
Financial liabilities designated at fair value through profit or loss		44,852	37,131
Investment contract liabilities		8,522	8,523

Total financial liabilities at fair value through profit or loss		599,754	697,699

Other short-term borrowings	31	28,010	42,931

Other liabilities	26, 27	175,005	183,823

Provisions	20, 29	9,207	6,677

Liabilities for current tax	36	1,699	1,608

Deferred tax liabilities	36	746	1,175

Long-term debt	32	160,016	144,837

Trust preferred securities	32	7,020	10,573

Obligation to purchase common shares		0	0

Total liabilities		1,561,506	1,635,481

Common shares, no par value, nominal value of € 2.56	34	3,531	3,531

Additional paid-in capital		33,572	33,626

Retained earnings		21,182	29,279

Common shares in treasury, at cost	34	(10)	(8)

Equity classified as obligation to purchase common shares		0	0

Accumulated other comprehensive income (loss), net of tax		4,404	1,923

Total shareholders’ equity		62,678	68,351

Additional equity components		4,675	4,619

Noncontrolling interests		270	253

Total equity		67,624	73,223

Total liabilities and equity		1,629,130	1,708,703

[1]

In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	248
Annual Report 2015

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	[2]
Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0	468

Total comprehensive income, net of tax [1]	0	0	666	0	0	(165)

Common shares issued	230	2,731	0	0	0	0

Cash dividends paid	0	0	(764)	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(659)	0	0	0

Net change in share awards in the reporting period	0	(385)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	1,160	0	0

Tax benefits related to share-based compensation plans	0	30	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1	0

Option premiums and other effects from options on common shares	0	(49)	0	0	0	0

Purchases of treasury shares	0	0	0	(13,648)	0	0

Sale of treasury shares	0	0	0	12,535	0	0

Net gains (losses) on treasury shares sold	0	(49)	0	0	0	0

Other	0	150	(65)	0	0	0

Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income, net of tax [1]	0	0	1,663	0	0	1,372

Common shares issued	921	7,587	0	0	0	0

Cash dividends paid	0	0	(765)	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	5	0	0	0

Net change in share awards in the reporting period	0	(103)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	840	0	0

Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(65)	0	0	0	0

Purchases of treasury shares	0	0	0	(9,187)	0	0

Sale of treasury shares	0	0	0	8,352	0	0

Net gains (losses) on treasury shares sold	0	(6)	0	0	0	0

Other	0	41	0	0	0	0

Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

Total comprehensive income, net of tax [1]	0	0	(6,794)	0	0	(291)

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	(1,034)	0	0	0

Coupon on additional equity components, net of tax	0	0	(228)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(10)	0	0	0

Net change in share awards in the reporting period	0	(80)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	880	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(34)	0	0	0	0

Purchases of treasury shares	0	0	0	(9,177)	0	0

Sale of treasury shares	0	0	0	8,295	0	0

Net gains (losses) on treasury shares sold	0	(3)	0	0	0	0

Other	0	63	(31)	0	0	0

Balance as of December 31, 2015	3,531	33,572	21,182	(10)	0	1,384

[1]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2]	Excluding unrealized net gains (losses) from equity method investments.

249	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax [2]	Unrealized net gains (losses) on assets classified as held for sale, net of tax [2]	Foreign currency translation, net of tax [2]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax [1]	Total shareholders’ equity	Additional equity components [3]	Noncontrolling interests	Total equity
(159)	0	(1,593)	(10)	(1,294)	54,001	0	239	54,240

57	2	(1,121)	63	(1,164)	(498)	0	13	(485)

0	0	0	0	0	2,961	0	0	2,961

0	0	0	0	0	(764)	0	(13)	(777)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(659)	0	0	(659)

0	0	0	0	0	(385)	0	0	(385)

0	0	0	0	0	1,160	0	0	1,160

0	0	0	0	0	30	0	0	30

0	0	0	0	0	(1)	0	0	(1)

0	0	0	0	0	1	0	0	1

0	0	0	0	0	(49)	0	0	(49)

0	0	0	0	0	(13,648)	0	0	(13,648)

0	0	0	0	0	12,535	0	0	12,535

0	0	0	0	0	(49)	0	0	(49)

0	0	0	0	0	85	0	8	93

(101)	2	(2,713)	53	(2,457)	54,719	0	247	54,966

181	(2)	2,865	(35)	4,380	6,043	0	54	6,097

0	0	0	0	0	8,508	0	0	8,508

0	0	0	0	0	(765)	0	(4)	(769)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	5	0	0	5

0	0	0	0	0	(103)	0	0	(103)

0	0	0	0	0	840	0	0	840

0	0	0	0	0	(32)	0	0	(32)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(65)	0	0	(65)

0	0	0	0	0	(9,187)	0	0	(9,187)

0	0	0	0	0	8,352	0	0	8,352

0	0	0	0	0	(6)	0	0	(6)

0	0	0	0	0	41	4,619[4]	(44)	4,616

79	0	151	18	1,923	68,351	4,619	253	73,223

18	662	2,044	48	2,481	(4,313)	0	45	(4,269)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(1,034)	0	(10)	(1,044)

0	0	0	0	0	(228)	0	0	(228)

0	0	0	0	0	(10)	0	0	(10)

0	0	0	0	0	(80)	0	0	(80)

0	0	0	0	0	880	0	0	880

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(34)	0	0	(34)

0	0	0	0	0	(9,177)	0	0	(9,177)

0	0	0	0	0	8,295	0	0	8,295

0	0	0	0	0	(3)	0	0	(3)

0	0	0	0	0	33	56[5]	(17)	72

97	662	2,196	66	4,404	62,678	4,675	270	67,624

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from issuance, purchase and sale of Additional Equity Components.
[5]	Includes net proceeds from purchase and sale of Additional Equity Components.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	2 – Consolidated Financial Statements	250
Annual Report 2015

Consolidated Statement of Cash Flows

in € m.	2015	2014	2013
Net Income (loss)	(6,772)	1,691	681

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	956	1,134	2,065
Restructuring activities	710	133	399
Gain on sale of financial assets available for sale, equity method investments, and other	(430)	(391)	(493)
Deferred income taxes, net	(987)	673	(179)
Impairment, depreciation and other amortization, and accretion	8,908	4,567	2,443
Share of net income from equity method investments	(708)	(569)	(433)

Income adjusted for noncash charges, credits and other items	1,677	7,238	4,483

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and with banks w/o central banks [1]	30,096	8,959	55,515
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(10,108)	5,450	11,267
Financial assets designated at fair value through profit or loss	12,935	70,639	(27)
Loans	(14,015)	(26,909)	16,007
Other assets	26,756	(28,812)	12,048
Deposits	26,537	1,551	(42,281)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	6,101	(54,334)	(18,558)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(1,120)	(2,963)	(23,080)
Other short-term borrowings	(16,149)	(17,875)	(9,529)
Other liabilities	(14,177)	22,183	(17,625)
Senior long-term debt	13,536	14,315	(22,056)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	13,788	4,288	38,013
Other, net	(8,605)	(1,678)	3,007

Net cash provided by (used in) operating activities	67,252	2,052	7,184

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	18,027	11,974	18,054
Maturities of financial assets available for sale	3,986	8,745	11,564
Sale of equity method investments	165	124	76
Sale of property and equipment	272	133	137
Purchase of:
Financial assets available for sale	(29,665)	(34,158)	(31,588)
Equity method investments	(95)	(78)	(21)
Property and equipment	(432)	(669)	(513)
Net cash received in (paid for) business combinations/divestitures	555	1,931	(128)
Other, net	(1,055)	(826)	(596)

Net cash provided by (used in) investing activities	(8,242)	(12,824)	(3,015)

Cash flows from financing activities:
Issuances of subordinated long-term debt	2,942	101	1,217
Repayments and extinguishments of subordinated long-term debt	(2,043)	(3,142)	(2,776)
Issuances of trust preferred securities	788	49	11
Repayments and extinguishments of trust preferred securities [2]	(5,114)	(2,709)	(49)
Common shares issued	0	8,508	2,961
Purchases of treasury shares	(9,177)	(9,187)	(13,648)
Sale of treasury shares	8,316	8,318	12,494
Additional Equity Components (AT1) issued	0	4,676	0
Purchases of Additional Equity Components (AT1)	(407)	(921)	0
Sale of Additional Equity Components (AT1)	442	888	0
Coupon on additional equity components, pre tax	(269)	0	0
Dividends paid to noncontrolling interests	(10)	(4)	(13)
Net change in noncontrolling interests	(17)	(17)	23
Cash dividends paid	(1,034)	(765)	(764)

Net cash provided by (used in) financing activities	(5,583)	5,795	(544)

Net effect of exchange rate changes on cash and cash equivalents	94	897	(907)

Net increase (decrease) in cash and cash equivalents	53,521	(4,080)	2,718
Cash and cash equivalents at beginning of period	51,960	56,041	53,321
Cash and cash equivalents at end of period	105,478	51,960	56,041

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	902	377	742

Interest paid	10,608	11,423	10,687

Interest and dividends received	26,177	25,404	25,573

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks)[1]	94,923	47,169	49,146

Interbank balances (w/o central banks) (not included: time deposits with banks of € 4,304 m. as of December 31, 2015, € 31,612 m. as of December 31, 2014 and € 39,097 m as of December 31, 2013)[1]	10,555	4,791	6,895

Total	105,478	51,960	56,041

[1]

In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

[2]	In 2014, comparative has been restated in order to reflect repayments of Trust Preferred Securities.

The accompanying notes are an integral part of the Consolidated Financial Statements.

251	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Significant Changes in Estimates and Changes in Presentation

Cash and due from banks and Interest-earning deposits with banks

In the fourth quarter 2015, the Group changed the balance sheet presentation of “Cash and due from banks,” which primarily included cash and non-interest bearing deposits and “Interest-earning deposits with banks” to be better aligned with the Group’s regulatory reporting. The balances previously reported are now presented as “Cash and central bank balances” and “Interbank balances (w/o central banks)” in the Group’s consolidated balance sheet. The change reflects the regulatory reporting of deposits with central banks and non central banks where previously the Group distinguished between interest bearing and non-interest bearing deposits. Comparative information in the Group’s consolidated balance sheet and associated notes disclosure for 2014 has been restated to reflect this change. This change in presentation did not have any other impact on the Group’s consolidated financial statements in 2014 and 2015.

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

Deutsche Bank	2 – Consolidated Financial Statements	252
Annual Report 2015

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

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2013, 2014 and 2015.

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

Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities.

Potential voting rights that are deemed to be substantive are also considered when assessing control.

253	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary, c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the Consolidated Statement of Income or transferred directly to retained earnings if required by other IFRSs.

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

Deutsche Bank	2 – Consolidated Financial Statements	254
Annual Report 2015

entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment at each balance sheet date.

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

Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income and recognised in the Consolidated Statement of Income when the non-monetary item is sold as part of the overall gain or loss on sale of the item.

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

255	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. The assessment considers the value of items or services

Deutsche Bank	2 – Consolidated Financial Statements	256
Annual Report 2015

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

257	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	258
Annual Report 2015

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

Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans classification. For assets to be reclassi-fied there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date.

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

259	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

The majority of the offsetting applied by the Group relates to derivatives and repurchase and reverse repur-chase agreements. A significant portion of offsetting is applied to interest rate derivatives and related cash margin balances, which are cleared through central clearing parties such as the London Clearing House. The Group also offsets repurchase and reverse repurchase agreements for which the Group has the right to set off and has the intent to settle on a net basis or to realize an asset and settle a liability simultaneously. For further information please refer to Note 18 “Offsetting Financial Assets and Financial Liabilities”.

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

Deutsche Bank	2 – Consolidated Financial Statements	260
Annual Report 2015

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

261	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	262
Annual Report 2015

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

263	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge-off depends on whether there is any underlying collateral and the Group’s estimate of the amount collectible and the legal requirements in the jurisdiction in which the loan is originated.

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

Deutsche Bank	2 – Consolidated Financial Statements	264
Annual Report 2015

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

265	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	266
Annual Report 2015

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

267	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	268
Annual Report 2015

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

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such invest-ments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

269	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	270
Annual Report 2015

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

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 18 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

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

271	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	272
Annual Report 2015

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

273	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	274
Annual Report 2015

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

275	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

02 –

Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2015 in the preparation of these consolidated financial statements.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2015 and therefore have not been applied in preparing these financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

The Group has implemented a centrally managed IFRS 9 program sponsored by the Group’s chief financial officer and includes subject matter experts on methodology, data sourcing and modelling, IT processing and reporting. Overall governance is through the IFRS 9 Steering Committee which includes joint representation from Finance and Risk. Guidance and training on IFRS 9 is delivered across businesses and functions as part of the Group's internal control system in preparation for IFRS 9 becoming effective for the Group from January 1, 2018.

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

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the election to apply the presentation of fair value movements of an entity’s credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted these requirements of the standard as IFRS 9 has not been endorsed by the EU yet.

Deutsche Bank	2 – Consolidated Financial Statements	276
Annual Report 2015

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. The determination of impairment losses and allowances will move from an incurred credit loss model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected credit loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Under the IFRS 9 expected credit loss approach, the Group will recognise expected credit losses resulting from default events that are possible within the next 12 months for both the homogeneous and non-homogeneous performing loan pools (stage 1). IFRS 9 also requires the recognition of credit losses expected over the remaining life of the assets (‘lifetime expected losses’) which have significantly deteriorated in credit quality since origination or purchase but have yet to default (stage 2) and for assets that are credit impaired (stage 3). Under IFRS 9 expected credit losses are measured by taking into account forward-looking information, including macro-economic factors.

As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on reasonable and supportable forward-looking information which probability weights future economic situations that are continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 months expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses apply as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/ IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

277	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. They will have an immaterial impact on the Group’s consolidated financial statements. The amendments have been endorsed by the EU.

IAS 1

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have been endorsed by the EU.

03 –

Acquisitions and Dispositions

Business Combinations completed in 2015 and 2014

During 2015 and 2014, the Group did not undertake any acquisitions accounted for as business combinations.

Business Combinations completed in 2013

On September 2, 2013, Deutsche Bank AG announced that it completed the purchase of the remaining 51 % of the shares in its joint venture Xchanging etb GmbH (“Xetb”), which is the holding company of Xchanging Transaction Bank GmbH (“XTB”). The purchase price paid for the step-acquisition consisted of a base component of € 41 million, subject to certain adjustments. Of that amount, € 36 million was paid as cash consideration by the acquirer. The remaining € 5 million was paid by XTB to the seller, Xchanging plc. (“Xchanging”), in the course of closing the transaction, which resulted in a reduction of the acquired net assets. The agreement between Deutsche Bank and Xchanging was signed in May 2013. As the required approvals had been obtained, including those from regulatory authorities and the shareholders of Xchanging, the change of control to Deutsche Bank became effective on September 1, 2013 (the acquisition date). On closing the transaction, Deutsche Bank gained full ownership and operating control over XTB. The transaction was intended to contribute to Deutsche Bank’s Strategy 2015+ to improve operating efficiency and to reduce process duplication, complexity and costs.

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

The acquisition accounting was finalized in the second quarter 2014, resulting in a net increase of the purchase consideration paid and a corresponding increase of goodwill recognized of € 1 million each. Accordingly, the final amount of goodwill originating from the transaction amounted to € 38 million, which has been allocated to PBC (€ 25 million),

Deutsche Bank	2 – Consolidated Financial Statements	278
Annual Report 2015

GTB (€ 6 million), CB&S (€ 5 million) and Deutsche AWM (€ 2 million). The reconciliation of the total purchase consideration and the opening balance sheet as of the acquisition date is as follows:

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

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2015 and 2014, the Group did not engage in acquisitions or dispositions of noncontrolling interests while retaining control over the related subsidiaries.

Postbank

In concluding the domination agreement with Deutsche Postbank AG (“Postbank”) in 2012, Deutsche Bank had derecognized from the Group’s total equity the remaining noncontrolling interest of € 248 million in Postbank as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Through December 31, 2014, a total of approximately 0.5 million Postbank shares (equal to about 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank under the domination agreement, thereby increasing the Group’s direct shareholding to 94.1 % at that time.

On April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7%) of the Postbank shares, thereby increasing the Group’s ownership stake from 94.1 % to 96.8%. Overall, the transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015.

On April 27, 2015, Deutsche Bank requested Postbank to prepare a squeeze-out of the minority shareholders pursuant to Section 327a et seq. of the German Stock Corporation Act. In the specified squeeze-out request to Postbank on July 7, 2015, the amount of cash compensation was set at € 35.05 per Postbank share. After approval of the squeeze-out at the Postbank annual general meeting held on August 28, 2015, a loss before income tax of € 69 million was recorded in the third quarter 2015 in C&A.

279	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statemenet of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidatet Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations –417

After a clearance proceeding in front of the Higher Regional Court Cologne, the squeeze-out was entered into the commercial register on December 21, 2015. At settlement on December 30, 2015, Deutsche Bank acquired the remaining 3.2 % shares in Postbank for a total consideration of € 245 million and so owns directly and indirectly 100 % of the Postbank shares.

Dispositions

During 2015, 2014 and 2013, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included businesses the Group had previously classified as held for sale. The total cash consideration received for these dispositions in 2015, 2014 and 2013 was € 555 million, € 1.9 billion and € 57 million, respectively. The table below shows the assets and liabilities that were included in these disposals.

in € m.	2015	2014	2013
Cash and cash equivalents	0	0	156
All remaining assets	443	8,346	33

Total assets disposed	443	8,346	189

Total liabilities disposed	52	6,602	196

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

Business Segments

The Group’s business segments represent the Group’s organizational structure comprising five Corporate Divisions: Corporate Banking & Securities (CB&S), Private & Business Clients (PBC), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (Deutsche AWM) and Non-Core Operations Unit (NCOU). From 2016 onwards and in accordance with the Group’s Strategy 2020 the Group’s business operations are going to be organized under a new structure with the segments Global Markets (GM), Corporate & Investment Banking (CIB), Private, Wealth and Commercial Clients (PW&CC), Postbank, Deutsche Asset Management (AM) and Non-Core Operations Unit (NCOU).

Deutsche Bank	2 – Consolidated Financial Statements	280
Annual Report 2015

As part of the ongoing optimisation of the Group’s business model, in response to the changing market and regulatory environment, the Group continued to evaluate the Group’s business portfolio, adapting it to reflect current market opportunities and meet client needs. In that context, at the end of 2014, the Group announced the cessation of most trading in single name CDS and physical precious metals.

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

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

—

In 2015, GTB uses a higher level of detail for its externally reported revenue categories, i.e., “Trade Finance & Cash Management Corporates”, “Institutional Cash & Securities Services” and “Other Products”, formerly part of “Transaction Services”, in order to provide more transparency on GTB’s revenue composition in line with the internal management responsibilities and management information presentation

—

In 2014, PBC revised product revenue disclosure categories. PBC introduced a new revenue category “Postal and supplementary Postbank Services”, formerly part of other revenues, to provide more transparency on PBC’s revenue composition. Prior periods were restated to reflect these changes.

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

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Management Report: Operating and Financial Review: Deutsche Bank Group: Corporate Divisions: Consolidation & Adjustments”. The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker. Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances.

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

281	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Average Active Equity – The Group calculates average active equity by subtracting from average shareholders’ equity average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations.

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2015, the Group refined its allocation of average active equity to the business segments to reflect the communicated capital and leverage targets. Under the new methodology, the internal demand for regulatory capital is based on a Common Equity Tier 1 target ratio of 10% (11 % from June 2015 and 12.5 % from December 2015) and on a CRD 4 leverage target ratio of 3.5% (5 % from June 2015 and 4.5 % from December 2015) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the CRD 4 leverage target ratio, excess average equity is assigned to C&A. Average Active Equity is a blend of the aforementioned different targets.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations”.

Entity-Wide Disclosures

The Group’s Entity-Wide Disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the Bank's management approach. For detail on the Group’s Net Revenue Components please see “Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions”.

Deutsche Bank	2 – Consolidated Financial Statements	282
Annual Report 2015

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2015, 2014 and 2013, respectively. The information presented for CB&S, GTB, Deutsche AWM, PBC and NCOU has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

in € m.	2015	2014	2013
Germany:
CB&S	731	860	994
PBC	7,241	7,662	7,654
GTB	1,234	1,251	1,339
Deutsche AWM	1,399	1,356	1,196
NCOU	(287)	(185)	360

Total Germany	10,318	10,945	11,542

UK:
CB&S	5,021	3,794	3,965
PBC	(0)	(0)	0
GTB	381	317	289
Deutsche AWM	1,039	589	984
NCOU	(73)	8	(76)

Total UK	6,367	4,708	5,163

Rest of Europe, Middle East and Africa:
CB&S	645	933	868
PBC	1,608	1,879	1,726
GTB	1,026	941	952
Deutsche AWM	921	790	872
NCOU	9	2	(33)

Total Rest of Europe, Middle East and Africa	4,209	4,545	4,385

Americas (primarily United States):
CB&S	4,895	5,461	4,824
PBC	0	(21)	(21)
GTB	1,146	887	830
Deutsche AWM	1,432	1,435	1,174
NCOU	754	345	670

Total Americas	8,227	8,108	7,477

Asia/Pacific:
CB&S	2,927	2,582	2,750
PBC	62	44	36
GTB	829	723	615
Deutsche AWM	617	533	492
NCOU	(1)	2	(25)

Total Asia/Pacific	4,434	3,884	3,868

Consolidation & Adjustments	(30)	(240)	(519)

Consolidated net revenues[1]	33,525	31,949	31,915

Note: Prior periods have been restated.

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

283	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Notes to the Consolidated Income Statement

05 –

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2015	2014	2013
Interest and similar income:
Interest-earning deposits with banks	499	683	759
Central bank funds sold and securities purchased under resale agreements	377	408	412
Interest income on financial assets available for sale	1,292	1,341	1,312
Dividend income on financial assets available for sale	300	97	81
Loans	12,219	11,820	11,941
Other	783	848	366

Total Interest and similar income not at fair value through profit or loss	15,470	15,196	14,872

Financial assets at fair value through profit or loss	10,496	9,805	10,729

Total interest and similar income	25,967	25,001	25,601

Interest expense:
Interest-bearing deposits	2,764	3,210	3,360
Central bank funds purchased and securities sold under repurchase agreements	153	160	186
Other short-term borrowings	229	214	285
Long-term debt	1,480	1,882	1,568
Trust preferred securities	568	785	849
Other	357	214	(16)

Total Interest expense not at fair value through profit or loss	5,552	6,465	6,232

Financial liabilities at fair value through profit or loss	4,534	4,264	4,535

Total interest expense	10,086	10,729	10,767

Net interest income	15,881	14,272	14,834

Interest income recorded on impaired financial assets was € 67 million, € 94 million and € 76 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	284
Annual Report 2015

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2015	2014	2013
Trading income:
Sales & Trading (equity)	98	1,686	1,569
Sales & Trading (debt and other products)	3,899	2,583	2,469
Total Sales & Trading	3,996	4,269	4,039
Other trading income	(122)	137	(377)

Total trading income	3,874	4,407	3,662

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	3	(15)	31
Securities borrowed/loaned	0	0	0
Loans and loan commitments	(453)	(20)	(46)
Deposits	0	(1)	73
Long-term debt [1]	761	(538)	133
Other financial assets/liabilities designated at fair value through profit or loss	(344)	467	(35)

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(32)	(108)	155

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,842	4,299	3,817

[1]

Includes € (0.5) million, € 48 million and € (86) million from securitization structures for the years ended December 31, 2015, 2014 and 2013, respectively. Fair value movements on related instruments of € 0.8 million, € (315) million and € 390 million for December 31, 2015, 2014 and 2013, respectively, are reported within trading income. The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

Combined Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2015	2014	2013
Net interest income	15,881	14,272	14,834

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,842	4,299	3,817

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,723	18,570	18,651

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:
Sales & Trading (equity)	2,502	2,302	2,111
Sales & Trading (debt and other products)	7,909	6,591	5,976
Total Sales & Trading	10,411	8,893	8,087
Loan products [1]	623	688	587
Remaining products [2]	(440)	(62)	69

Corporate Banking & Securities	10,594	9,519	8,743

Private & Business Clients	5,837	5,893	5,817

Global Transaction Banking	2,133	2,205	1,940

Deutsche Asset & Wealth Management	1,615	1,500	1,550

Non-Core Operations Unit	(631)	(612)	176

Consolidation & Adjustments	176	65	423

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,723	18,570	18,651

[1]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically drive income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. The above table combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within CB&S.

285	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

06 –

Commissions and Fee Income

in € m.	2015	2014	2013
Commission and fee income and expense:

Commission and fee income	16,412	15,746	15,252
Commission and fee expense	3,647	3,337	2,943

Net commissions and fee income	12,765	12,409	12,308

in € m.	2015	2014	2013
Net commissions and fee income:

Net commissions and fees from fiduciary activities	4,480	3,745	3,646
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	4,134	4,033	3,920
Net fees for other customer services	4,151	4,632	4,742

Net commissions and fee income	12,765	12,409	12,308

07 –

Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2015	2014	2013
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	48	153	321
Net gains (losses) from disposal	58	144	319
Impairments	(10)	9	2

Net gains (losses) on equity securities:	104	109	77
Net gains (losses) from disposal/remeasurement	156	121	92
Impairments	(52)	(12)	(15)

Net gains (losses) on loans:	52	(9)	6
Net gains (losses) from disposal	83	16	33
Impairments	(31)	(25)	(27)
Reversal of impairments	0	0	0

Net gains (losses) on other equity interests:	1	(12)	(12)
Net gains (losses) from disposal	14	9	9
Impairments	(13)	(21)	(21)

Total net gains (losses) on financial assets available for sale	203	242	394

Please also refer to Note 16 “Financial Assets Available for Sale” of this report.

Deutsche Bank	2 – Consolidated Financial Statements	286
Annual Report 2015

08 –

Other Income

in € m.	2015	2014	2013
Other income:

Net income from investment properties	40	57	23
Net gains (losses) on disposal of investment properties	(18)	5	(3)
Net gains (losses) on disposal of consolidated subsidiaries	(24)	18	4
Net gains (losses) on disposal of loans	237	(2)	288
Insurance premiums [1]	108	141	190
Net income (loss) from hedge relationships qualifying for hedge accounting	(910)	(1,349)	(1,227)
Consolidated investments	470	949	881
Remaining other income	763	290	37

Total other income (loss)	669	108	193

[1]	Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

09 –

General and Administrative Expenses

in € m.	2015	2014	2013
General and administrative expenses:

IT costs	3,664	3,333	3,074
Occupancy, furniture and equipment expenses	1,944	1,978	2,073
Professional service fees	2,283	2,029	1,772
Communication and data services	807	725	706
Travel and representation expenses	505	521	516
Banking and transaction charges	598	660	743
Marketing expenses	294	293	294
Consolidated investments	406	811	797
Other expenses [1]	8,129	4,305	5,151

Total general and administrative expenses	18,632	14,654	15,126

1	Includes litigation related expenses of € 5.2 billion in 2015, € 1.6 billion in 2014 and € 3.0 billion in 2013. See Note 29 “Provisions”, for more detail on litigation.

10 –

Restructuring

Restructuring formed part of the Group’s Operational Excellence (OpEx) program which ended in December 2015. Additionally it includes parts of the new Strategy 2020 initiative which was announced in 2015. Strategy 2020 contains initiatives to reposition Investment Banking, reshape the retail business, rationalize the geographic footprint and transform the operating model – with the aim of achieving net savings of € 1 to 1.5 billion by 2018.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 710 million were recognized during 2015 (2014: € 133 million), thereof € 616 million for Strategy 2020 initiative mostly driven by Private & Business Clients.

287	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

in € m.	2015	2014	2013
Corporate Banking & Securities	(124)	(112)	(130)

Private & Business Clients	(587)	(9)	(22)

Global Transaction Banking	(3)	(10)	(54)

Deutsche Asset & Wealth Management	4	3	(170)

Non-Core Operations Unit	1	(4)	(25)

Infrastructure/Regional Management	0	0	0

Consolidation & Adjustments	0	0	0

Total Net Restructuring Charges	(710)	(133)	(399)

in € m.	2015	2014	2013
Restructuring - Staff related	(663)	(124)	(364)
thereof:
Termination Benefits	(602)	(94)	(287)
Retention Acceleration	(61)	(29)	(72)
Social Security	(0)	(1)	(4)

Restructuring - Non Staff related	(46)	(9)	(35)

Total Net Restructuring Charges	(710)	(133)	(399)

Provisions for restructuring amounted to € 651 million and € 120 million as of December 31, 2015 and December 31, 2014, respectively. The majority of the current provisions for restructuring are expected to be utilized in the next three years.

During 2015, 662 full-time equivalent staff was reduced through restructuring (2014: 1,371).

Full-time equivalent staff	2015	2014
Corporate Banking & Securities	186	319

Private & Business Clients	126	92

Global Transaction Banking	51	157

Deutsche Asset & Wealth Management	37	207

Non-Core Operations Unit	1	11

Infrastructure/Regional Management	261	585

Total full-time equivalent staff	662	1,371

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

Deutsche Bank	2 – Consolidated Financial Statements	288
Annual Report 2015

Computation of basic and diluted earnings per share

in € m.	2015		2014	2013
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	(7,022)	[1]	1,663	666

Effect of dilutive securities:
Forwards and options	0		0	0
Convertible debt	0		0	0

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	(7,022)	[1]	1,663	666

Number of shares in million

Weighted-average shares outstanding – denominator for basic earnings per share	1,387.9		1,241.9	1,045.4

Effect of dilutive securities:
Forwards	0.0		0.0	0.0
Employee stock compensation options	0.0		0.0	0.0
Convertible debt	0.0		0.0	0.0
Deferred shares	0.0		27.6	27.8
Other (including trading options)	0.0		0.0	0.0

Dilutive potential common shares	0.0		27.6	27.8

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	1,387.9		1,269.5	1,073.2

[1]	Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.

Earnings per share
in €	2015	2014	2013
Basic earnings per share	(5.06)	1.34	0.64

Diluted earnings per share	(5.06)	1.31	0.62

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

Due to the net loss situation for 2015 potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would have been anti-dilutive and hence decreased the net loss per share.

Instruments outstanding and not included in the calculation of diluted earnings per share1

Number of shares in m.	2015	2014	2013
Forward purchase contracts	0.0	0.0	0.0

Convertible debt	0.0	0.0	0.0

Put options sold	0.0	0.0	0.0

Call options sold	0.0	0.0	0.0

Employee stock compensation options	0.0	0.1	0.2

Deferred shares	52.5	0.0	0.0

[1]	Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

289	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Notes to the Consolidated Balance Sheet

12 –

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2015	Dec 31, 2014
Financial assets classified as held for trading:
Trading assets:
Trading securities	179,256	177,639
Other trading assets[1]	16,779	18,041
Total trading assets	196,035	195,681

Positive market values from derivative financial instruments	515,594	629,958

Total financial assets classified as held for trading	711,630	825,639

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	51,073	60,473
Securities borrowed	21,489	20,404
Loans	12,451	15,331
Other financial assets designated at fair value through profit or loss	24,240	21,078

Total financial assets designated at fair value through profit or loss	109,253	117,285

Total financial assets at fair value through profit or loss	820,883	942,924

[1] Includes traded loans of € 15.5 billion and € 16.7 billion at December 31, 2015 and 2014 respectively.
in € m.	Dec 31, 2015	Dec 31, 2014
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	51,326	41,112
Other trading liabilities	977	731
Total trading liabilities	52,303	41,843
Negative market values from derivative financial instruments	494,076	610,202

Total financial liabilities classified as held for trading:	546,380	652,045

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	31,637	21,053
Loan commitments	79	99
Long-term debt	8,710	9,919
Other financial liabilities designated at fair value through profit or loss	4,425	6,061

Total financial liabilities designated at fair value through profit or loss	44,852	37,131

Investment contract liabilities[1]	8,522	8,523

Total financial liabilities at fair value through profit or loss	599,754	697,699

[1]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts”, for more detail on these contracts.

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 85 billion and € 96 billion as of December 31, 2015, and 2014, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

Deutsche Bank	2 – Consolidated Financial Statements	290
Annual Report 2015

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

Changes in fair value of loans1 and loan commitments attributable to movements in counterparty credit risk2

	Dec 31, 2015		Dec 31, 2014
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	4,455	8,604	5,146	15,393

Annual change in the fair value reflected in the Statement of Income	(0)	(46)	3	43

Cumulative change in the fair value[3]	9	29	14	470

Notional of credit derivatives used to mitigate credit risk	257	4,203	417	8,152

Annual change in the fair value reflected in the Statement of Income	(2)	1	(1)	(19)

Cumulative change in the fair value[3]	(4)	(154)	(3)	(257)

[1]	Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
[2]	Determined using valuation models that exclude the fair value impact associated with market risk.
[3]

Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2015	Dec 31, 2014[2]
Annual change in the fair value reflected in the Statement of Income	(78)	45

Cumulative change in the fair value	71	202

[1]

The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entity have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds.

[2]	In 2015 the prior year numbers were restated (increase of € 68 million in both annual and cumulative change in the fair value).

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in € m.	Dec 31, 2015	Dec 31, 2014
Including undrawn loan commitments[2]	10,513	18,261

Excluding undrawn loan commitments	2,203	1,621

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

291	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
upper range	13.1%	9.9%
lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2015			Dec 31, 2014
in € m.	Carrying value		Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:
Securitization assets	1,382		1,346	1,983	2,124
Debt securities	396		405	1,067	1,160
Loans	916		857	1,146	888

Total trading assets reclassified to loans	2,695		2,608	4,197	4,171

Financial assets available for sale reclassified to loans:
Securitization assets	1,540		1,470	1,782	1,743
Debt securities	168		179	1,378	1,493

Total financial assets available for sale reclassified to loans	1,708		1,648	3,160	3,236

Total financial assets reclassified to loans	4,403	[1]	4,256	7,357	7,408

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect decreases carrying value by € 3 million and increases by € 86 million as at December 31, 2015 and December 31, 2014 respectively.

All reclassified assets are managed by the NCOU and disposal decisions across this portfolio are made by the NCOU in accordance with their remit to take the de-risking decisions. For the year ended December 31, 2015, the Group sold reclassified assets with a carrying value of € 2.9 billion, resulting in a net gain of € 0.3 billion on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 0.3 billion. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 0.1 billion.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2015	2014	2013
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	141	342	245

Impairment (losses)/Reversal on the reclassified financial assets available for sale which were impaired	12	(6)	9

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(32)	137	130

Deutsche Bank	2 – Consolidated Financial Statements	292
Annual Report 2015

Pre-tax contribution of all reclassified assets to the income statement

in € m.	2015	2014	2013
Interest income	127	161	272

Provision for credit losses	28	(40)	(348)

Other income[1]	199	5	(141)

Income before income taxes on reclassified trading assets	353	126	(217)

Interest income	54	97	96

Provision for credit losses	16	(13)	(25)

Other income[1]	72	0	(66)

Income before income taxes on reclassified financial assets available for sale	142	84	5

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into the NCOU upon creation of the new division in the fourth quarter of 2012. The NCOU has been tasked to accelerate de-risking to reduce total capital demand and IFRS assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassified in 2008 and 2009

	Dec 31, 2015			Dec 31, 2014
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	405	423	19	2,302	2,503	201
Student loans ABS	1,456	1,478	22	1,464	1,529	65
CDO/CLO	534	498	(36)	717	689	(28)
Covered bond	298	234	(64)	893	987	95
Commercial mortgages securities	175	176	1	187	192	5
Residential mortgages ABS	92	93	1	83	92	9
Other[1]	529	498	(31)	566	528	(38)

Total securitization assets and debt securities reclassified	3,487	3,400	(88)	6,211	6,520	309

Loans reclassified:
Commercial mortgages	56	54	(1)	227	226	0
Residential mortgages	810	753	(57)	871	616	(255)
Other	50	49	(1)	49	46	(3)

Total loans reclassified	916	857	(59)	1,146	888	(259)

Total financial assets reclassified to loans	4,403	4,256	(147)	7,357	7,408	51

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Securitized Assets and Debt Securities

Municipal Bonds – The US Municipal bonds have a fair value above carrying value due to being predominantly fixed rate instruments with interest rates falling since reclassification. The carrying value decrease is predominantly due to sales of € 2 billion.

CDO/CLO – This comprises a diverse portfolio with a variety of underlying assets and tranching levels in the capital structure. The difference between carrying value and fair value arises due to a number of factors including liquidity and the fair value model capturing market expectations of lifetime expected losses compared with the amortized cost impairment model largely based on incurred credit losses. The main movement in the carrying value is due to principal paydowns in the period of € 0.2 billion.

Covered Bonds – The remaining exposure in the portfolio is to Spanish government issuers. The carrying value decrease is predominantly due to sales of € 0.6 billion.

293	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Student Loans ABS – The carrying value decrease is predominantly due to sales partly offset by FX movements.

Commercial Mortgages Securities – The reduction in carrying value is predominantly due to sales and principal repayments.

Other – The reduction in carrying value is due to principal repayments offset by FX movements.

Loans

Commercial Mortgages – The carrying value change is predominantly due to redemptions in the period of € 0.1 billion.

Residential Mortgages – This category includes residential mortgages in the UK, Italy, Spain and Germany. The carrying value fair value gap has narrowed due to further price transparency on the fair value.

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

Deutsche Bank	2 – Consolidated Financial Statements	294
Annual Report 2015

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

295	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	296
Annual Report 2015

Carrying value of the financial instruments held at fair value1

	Dec 31, 2015			Dec 31, 2014
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	90,031	93,253	12,751	82,020	100,505	13,155
Trading securities	89,718	82,869	6,669	81,789	86,894	8,957
Other trading assets	313	10,384	6,082	232	13,611	4,198
Positive market values from derivative financial instruments	5,629	500,520	9,445	5,439	614,960	9,559
Financial assets designated at fair value through profit or loss	18,024	86,751	4,478	8,826	104,307	4,152
Financial assets available for sale	43,260	25,449	4,874	36,272	23,597	4,427
Other financial assets at fair value	0	3,136[2]	0	0	4,335[2]	0

Total financial assets held at fair value	156,943	709,109	31,549	132,558	847,705	31,294

Financial liabilities held at fair value:
Trading liabilities	40,185	12,102	18	25,290	16,510	43
Trading securities	40,154	11,155	18	25,244	15,826	43
Other trading liabilities	30	947	0	46	685	0
Negative market values from derivative financial instruments	5,528	480,668	7,879	5,890	597,759	6,553
Financial liabilities designated at fair value through profit or loss	2	41,797	3,053	2	34,763	2,366
Investment contract liabilities[3]	0	8,522	0	0	8,523	0
Other financial liabilities at fair value	0	6,492[2]	(1,146)[4]	0	5,561[2]	(552)[4]

Total financial liabilities held at fair value	45,715	549,581	9,805	31,181	663,117	8,410

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

There were transfers from level 2 to level 1 on trading securities (€ 8 billion of liabilities) based on liquidity testing procedures and € 10 billion on financial assets designated at fair value through profit or loss due to reclassification of a Treasury portfolio.

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

297	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Deutsche Bank	2 – Consolidated Financial Statements	298
Annual Report 2015

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

The decrease in assets was due to settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments. The increase in liabilities mainly refers to transfers between levels 2 and 3.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance increased in the year mainly due to purchases and issuances.

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

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. Assets and Liabilities increased in the year primarily due to issuances.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in assets in the year is primarily due to purchases.

299	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

									Dec 31, 2015

		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:

Trading securities	8,957	0	512	1,844	(2,432)	0	(1,007)	766	(1,971)	6,669

Positive market values from derivative financial instruments	9,559	(0)	539	0	0	0	(1,363)	1,683	(973)	9,445

Other trading assets	4,198	0	413	2,527	(1,507)	1,264	(1,461)	970	(321)	6,082

Financial assets designated at fair value through profit or loss	4,152	0	234	467	(36)	1,172	(1,227)	239	(523)	4,478

Financial assets available for sale	4,427	(0)	439[5]	1,058	(254)	0	(1,183)	469	(82)	4,874

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	31,294	(0)	2,136[6,7]	5,896	(4,230)	2,436	(6,240)	4,126	(3,869)	31,549

Financial liabilities held at fair value:

Trading securities	43	0	5	0	0	0	9	0	(39)	18

Negative market values from derivative financial instruments	6,553	0	716	0	0	0	(487)	1,904	(807)	7,879

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,366	0	196	0	0	1,249	(692)	155	(221)	3,053

Other financial liabilities at fair value	(552)	0	(352)	0	0	0	(65)	(177)	0	(1,146)

Total financial liabilities held at fair value	8,410	0	564[6,7]	0	0	1,249	(1,234)	1,882	(1,067)	9,805

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

[5]

Total gains and losses on available for sale include a gain of € 92 million recognized in other comprehensive income, net of tax, and a loss of € 13 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 524 million and for total financial liabilities held at fair value this is a loss of € 161 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

Deutsche Bank	2 – Consolidated Financial Statements	300
Annual Report 2015

Dec 31, 2014

		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:

Trading securities	6,960	0	738	3,567	(2,081)	0	(597)	2,175	(1,804)	8,957

Positive market values from derivative financial instruments	10,556	0	740	0	0	0	(1,250)	1,167	(1,654)	9,559

Other trading assets	5,065	0	(43)	1,642	(2,167)	778	(845)	943	(1,173)	4,198

Financial assets designated at fair value through profit or loss	3,123	0	266	265	(5)	2,175	(1,802)	192	(61)	4,152

Financial assets available for sale	3,329	(0)	533[5]	1,901	(406)	0	(1,234)	432	(126)	4,427

Other financial assets at fair value[6]	1	(1)	0	0	0	0	(0)	0	0	0

Total financial assets held at fair value	29,033	(1)	2,233[7,8]	7,373	(4,659)	2,953	(5,727)	4,908	(4,819)	31,294

Financial liabilities held at fair value:

Trading securities	24	0	2	0	0	0	(5)	40	(18)	43

Negative market values from derivative financial instruments	8,321	0	490	0	0	0	(1,434)	1,196	(2,019)	6,553

Other trading liabilities	0	0	0	0	0	0	0	0	(0)	0

Financial liabilities designated at fair value through profit or loss	1,442	0	(53)	0	0	557	(221)	882	(241)	2,366

Other financial liabilities at fair value	(247)	0	(69)	0	0	0	(207)	63	(93)	(552)

Total financial liabilities held at fair value	9,539	0	371[7,8]	0	0	557	(1,867)	2,182	(2,371)	8,410

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

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2015 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.5 billion. As of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion.

301	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

During the third quarter of 2015 the valuation estimate for the sensitivity analysis of unobservable parameters was enhanced to better reflect the valuation uncertainty of the Level 3 financial instruments, by use of a more advanced technique, in line with emergent market practice. The changes in the sensitive amounts from December 31, 2014 to December 31, 2015 are primarily due to this change in estimate rather than significant changes in the Level 3 instruments or risk profile. Simultaneously with this enhanced estimate, and to better reflect how these risks are assessed, the sensitivity of unobservable parameters estimate in respect of Sovereign and quasi sovereign debt obligations was aggregated with the sensitivity estimates for Corporate debt securities and other debt securities. Sensitivity related to these combined line items is disclosed as Corporate, Sovereign and other debt securities.

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

Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2015		Dec 31, 2014
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	212	158	833	725
Commercial mortgage-backed securities	12	11	57	47
Mortgage and other asset-backed securities	38	31	235	229
Corporate, sovereign and other debt securities	161	116	541	449
Equity securities	179	105	124	224

Derivatives:
Credit	489	627	432	457
Equity	183	131	157	115
Interest related	364	147	392	184
Foreign Exchange	17	13	4	2
Other	161	100	75	74

Loans:
Loans	539	261	1,175	988
Loan commitments	0	0	6	5

Other	0	0	79	79

Total	2,144	1,542	3,277	2,854

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

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

Deutsche Bank	2 – Consolidated Financial Statements	302
Annual Report 2015

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

303	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Dec 31, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	224	0	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	370	1,500
Mortgage- and other asset-backed securities	1,891	0	Price based	Price	0%	111%
			Discounted cash flow	Credit spread (bps)	32	2,000
				Recovery rate	0%	100%
				Constant default rate	0%	24%
				Constant prepayment rate	0%	51%

Total mortgage- and other asset-backed securities	2,115	0

Debt securities and other debt obligations	4,721	1,654	Price based	Price	0%	230%
Held for trading	4,229	18	Discounted cash flow	Credit spread (bps)	9	984
Corporate, sovereign and other debt securities	4,229
Available-for-sale	330
Designated at fair value	163	1,636

Equity securities	1,248	0	Market approach	Price per net asset value	70%	100%
Held for trading	325	0		Enterprise value/EBITDA (multiple)	1	18
Available-for-sale	901		Discounted cash flow	Weighted average cost capital	8%	12%
Designated at fair value	21

Loans	12,626	0	Price based	Price	0%	146%
Held for trading	6,076	0	Discounted cash flow	Credit spread (bps)	103	2,787
Designated at fair value	3,672			Constant default rate	0%	24%
Available-for-sale	2,879			Recovery rate	10%	82%

Loan commitments	0	84	Discounted cash flow	Credit spread (bps)	5	1,257
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,394[2]	1,333[3]	Discounted cash flow	IRR	4%	24%
				Repo rate (bps)	125	277

Total non-derivative financial instruments held at fair value	22,104	3,071

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 6 million of other trading assets, € 623 million of other financial assets designated at fair value and € 765 million other financial assets available for sale.
[3]	Other financial liabilities include € 1.2 billion of securities sold under repurchase agreements designated at fair value and € 84 million of other financial liabilities designated at fair value.

Deutsche Bank	2 – Consolidated Financial Statements	304
Annual Report 2015

	Dec 31, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,775	2,337		Discounted cash flow	Swap rate (bps)	(20)	915
					Inflation swap rate	0%	8%
					Constant default rate	0%	6%
					Constant prepayment rate	2%	19%
				Option pricing model	Inflation volatility	0%	8%
					Interest rate volatility	9%	176%
					IR - IR correlation	(25)%	100%
					Hybrid correlation	(70)%	99%
Credit derivatives	2,626	1,771		Discounted cash flow	Credit spread (bps)	3	8,526
					Recovery rate	0%	100%
				Correlation pricing model	Credit correlation	13%	89%
Equity derivatives	695	1,402		Option pricing model	Stock volatility	9%	89%
					Index volatility	12%	85%
					Index - index correlation	45%	93%
					Stock - stock correlation	5%	93%
FX derivatives	1,613	1,604		Option pricing model	Volatility	2%	24%
Other derivatives	736	(380)	[1]	Discounted cash flow	Credit spread (bps)	–	–
				Option pricing model	Index volatility	7%	36%
					Commodity correlation	(21)%	90%

Total market values from derivative financial instruments	9,445	6,733

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

305	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	342	0	Price based	Price	0%	106%
			Discounted cash flow	Credit spread (bps)	246	1,375
Mortgage- and other asset-backed securities	2,342	0	Price based	Price	0%	184%
			Discounted cash flow	Credit spread (bps)	72	1,648
				Recovery rate	0%	97%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	22%

Total mortgage- and other asset-backed securities	2,684	0

Debt securities and other debt obligations	5,936	1,202	Price based	Price	0%	286%
Held for trading	5,477	43	Discounted cash flow	Credit spread (bps)	32	1,629
Sovereign and quasi sovereign obligations	835
Corporate debt securities and other debt obligations	4,643
Available-for-sale	459
Designated at fair value	0	1,159

Equity securities	1,719	0	Market approach	Price per net asset value	49%	100%
Held for trading	795	0		Enterprise value/EBITDA (multiple)	1	18
Available-for-sale	895		Discounted cash flow	Weighted average cost capital	6%	13%
Designated at fair value	29

Loans	10,648	0	Price based	Price	0%	137%
Held for trading	4,148	0	Discounted cash flow	Credit spread (bps)	95	3,040
Designated at fair value	3,719			Constant default rate	2%	21%
Available-for-sale	2,781			Recovery rate	0%	67%

Loan commitments	0	87	Discounted cash flow	Credit spread (bps)	115	1,000
				Recovery rate	20%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	748[2]	1,121[3]	Discounted cash flow	IRR	2%	24%

Total non-derivative financial instruments held at fair value	21,735	2,409

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value and € 293 million other financial assets available for sale.
[3]	Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

Deutsche Bank	2 – Consolidated Financial Statements	306
Annual Report 2015

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,324	2,211		Discounted cash flow	Swap rate (bps)	42	2,418
					Inflation swap rate	(1)%	8%
					Constant default rate	2%	27%
					Constant prepayment rate	2%	21%
				Option pricing model	Inflation volatility	0%	8%
					Interest rate volatility	1%	101%
					IR - IR correlation	(2)%	100%
					Hybrid correlation	(70)%	95%
Credit derivatives	3,586	1,921		Discounted cash flow	Credit spread (bps)	155	9,480
					Recovery rate	0%	100%
				Correlation pricing model	Credit correlation	13%	96%
Equity derivatives	1,118	1,258		Option pricing model	Stock volatility	8%	84%
					Index volatility	8%	99%
					Index - index correlation	48%	98%
					Stock - stock correlation	9%	95%
FX derivatives	264	242		Option pricing model	Volatility	6%	26%
Other derivatives	1,267	368	[1]	Discounted cash flow	Credit spread (bps)	44	1,500
				Option pricing model	Index volatility	7%	138%
					Commodity correlation	(30)%	60%

Total market values from derivative financial instruments	9,559	6,001

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2015	Dec 31, 2014
Financial assets held at fair value:

Trading securities	378	617
Positive market values from derivative financial instruments	658	951
Other trading assets	42	(251)
Financial assets designated at fair value through profit or loss	156	147
Financial assets available for sale	47	190
Other financial assets at fair value	0	0

Total financial assets held at fair value	1,282	1,652

Financial liabilities held at fair value:

Trading securities	(0)	0
Negative market values from derivative financial instruments	(967)	(787)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(134)	(48)
Other financial liabilities at fair value	384	46

Total financial liabilities held at fair value	(717)	(789)

Total	565	864

307	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

in € m.	2015	2014
Balance, beginning of year	973	796

New trades during the period	493	650

Amortization	(365)	(251)

Matured trades	(137)	(173)

Subsequent move to observability	(14)	(67)

Exchange rate changes	5	18

Balance, end of year	955	973

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

Short-term financial instruments – The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term:

Assets	Liabilities
Cash and central bank balances	Deposits

Interbank balances (w/o central banks)	Central bank funds purchased and securities sold under repurchase agreements

Central bank funds sold and securities purchased under resale agreements	Securities loaned

Securities borrowed	Other short-term borrowings

Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Deutsche Bank	2 – Consolidated Financial Statements	308
Annual Report 2015

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

For retail lending portfolios with a large number of homogenous loans (i.e., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using own new interest rates on this type of loan. For similar retail lending portfolios outside Germany, the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation (“CLO”) transactions collateralized with loan portfolios that are similar to the Group’s corporate lending portfolio.

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

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2015
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:

Cash and central bank balances	96,940	96,940	96,940	0	0
Interbank balances (w/o central banks)	12,842	12,842	1,540	11,302	0
Central bank funds sold and securities purchased under resale agreements	22,456	22,456	0	22,456	0
Securities borrowed	33,557	33,557	0	33,557	0
Loans	427,749	426,365	0	30,040	396,325
Other financial assets	101,901	101,868	0	101,868	0

Financial liabilities:

Deposits	566,974	566,652	3,638	563,014	0
Central bank funds purchased and securities sold under repurchase agreements	9,803	9,803	0	9,803	0
Securities loaned	3,270	3,270	0	3,270	0
Other short-term borrowings	28,010	28,003	0	28,000	3
Other financial liabilities	149,994	149,994	1,106	148,888	0
Long-term debt	160,016	160,065	0	152,297	7,768
Trust preferred securities	7,020	7,516	0	7,087	430

309	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

	Dec 31, 2014
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:

Cash and central bank balances	74,482	74,482	74,482	0	0
Interbank balances (w/o central banks)	9,090	9,090	0	9,090	0
Central bank funds sold and securities purchased under resale agreements	17,796	17,796	0	17,796	0
Securities borrowed	25,834	25,834	0	25,834	0
Loans	405,612	410,769	0	29,786	380,983
Other financial assets	120,838	120,827	0	120,820	7

Financial liabilities:

Deposits	532,931	532,581	2,754	529,826	0
Central bank funds purchased and securities sold under repurchase agreements	10,887	10,887	0	10,887	0
Securities loaned	2,339	2,339	0	2,339	0
Other short-term borrowings	42,931	42,929	0	42,825	105
Other financial liabilities	159,930	159,930	2,575	157,300	55
Long-term debt	144,837	146,215	0	135,016	11,199
Trust preferred securities	10,573	12,251	0	11,075	1,176

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

16	–

Financial Assets Available for Sale

in € m.	Dec 31, 2015	Dec 31, 2014
Debt securities:
German government	18,042	14,370
U.S. Treasury and U.S. government agencies	2,890	235
U.S. local (municipal) governments	3,103	2,777
Other foreign governments	34,123	31,805
Corporates	8,922	8,512
Other asset-backed securities	588	646
Mortgage-backed securities, including obligations of U.S. federal agencies	28	236
Other debt securities	570	551

Total debt securities	68,266	59,132

Equity securities:
Equity shares	1,166	1,184
Investment certificates and mutual funds	75	99

Total equity securities	1,241	1,283

Other equity interests	974	976

Loans	3,102	2,906

Total financial assets available for sale	73,583	64,297

Please also refer to Note 7 “Net Gains (Losses) on Financial Assets Available for Sale” of this report.

Deutsche Bank	2 – Consolidated Financial Statements	310
Annual Report 2015

17 –

Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 91 (2014: 116) associates and 15 (2014: 15) jointly controlled entities. Following the reclassification of the investment Hua Xia Bank Company Limited to Held for Sale as per December 28, 2015, no other investments are material to the Group. Further information on the reclassification of Hua Xia Bank Company Limited can be found in Note 26 “Non-current Assets and Disposal Groups Held for Sale” of this report.

Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2015	Dec 31, 2014
Carrying amount of all associates that are individually immaterial to the Group	1,013	999

Aggregated amount of the Group's share of profit (loss) from continuing operations	177	130

Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	0	0

Aggregated amount of the Group's share of other comprehensive income	4	3

Aggregated amount of the Group's share of total comprehensive income	181	133

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

311	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Assets

							Dec 31, 2015

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,309	(5,174)	16,135	0	0	(16,127)	8
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	6,321	0	6,321	0	0	(5,910)	411

Securities borrowed (enforceable)	13,956	0	13,956	0	0	(13,448)	508
Securities borrowed (non-enforceable)	19,601	0	19,601	0	0	(18,583)	1,018

Financial assets at fair value through profit or loss
Trading assets	196,478	(442)	196,035	0	(12)	(592)	195,431
Positive market values from derivative financial instruments (enforceable)	612,412	(113,977)	498,435	(407,171)	(55,896)	(13,218)	22,150
Positive market values from derivative financial instruments (non-enforceable)	17,159	0	17,159	0	0	0	17,159
Financial assets designated at fair value through profit or loss (enforceable)	86,596	(30,801)	55,796	(2,146)	(1,167)	(44,437)	8,045
Financial assets designated at fair value through profit or loss (non-enforceable)	53,457	0	53,457	0	0	(28,793)	24,664

Total financial assets at fair value through profit or loss	966,102	(145,219)	820,883	(409,317)	(57,075)	(87,041)	267,449

Loans	427,768	(19)	427,749	0	(14,296)	(49,117)	364,335

Other assets	134,742	(16,605)	118,137	(58,478)	(7)	0	59,652
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,272	(5,137)	3,136	(2,461)	0	0	674

Remaining assets not subject to netting	206,348	0	206,348	0	(555)	(549)	205,245

Total assets	1,796,146	(167,016)	1,629,130	(467,795)	(71,933)	(190,775)	898,627

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	2 – Consolidated Financial Statements	312
Annual Report 2015

Liabilities

							Dec 31, 2015

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	566,993	(19)	566,974	0	0	0	566,974

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	9,089	(5,135)	3,954	0	0	(3,954)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,849	0	5,849	0	0	(5,130)	719

Securities loaned (enforceable)	1,795	0	1,795	0	0	(1,795)	0
Securities loaned (non-enforceable)	1,475	0	1,475	0	0	(951)	524

Financial liabilities at fair value through profit or loss
Trading liabilities	53,215	(910)	52,304	0	0	0	52,304
Negative market values from derivative financial instruments (enforceable)	588,281	(117,306)	470,975	(403,267)	(53,149)	(14,559)	0
Negative market values from derivative financial instruments (non-enforceable)	23,101	0	23,101	0	0	(2,867)	20,234
Financial liabilities designated at fair value through profit or loss (enforceable)	50,690	(29,929)	20,761	(2,105)	0	(18,657)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	32,612	0	32,612	0	0	(11,077)	21,535

Total financial liabilities at fair value through profit or loss	747,899	(148,145)	599,754	(405,372)	(53,149)	(47,160)	94,073

Other liabilities	188,723	(13,718)	175,005	(68,626)	0	0	106,379
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	8,615	(2,250)	6,365	(6,365)	0	0	0

Remaining liabilities not subject to netting	206,699	0	206,699	0	0	0	206,699

Total liabilities	1,728,522	(167,016)	1,561,506	(473,998)	(53,149)	(58,990)	975,368

313	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Assets

							Dec 31, 2014

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,051	(2,419)	14,632	0	0	(14,602)	29
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,164	0	3,164	0	0	(2,386)	779

Securities borrowed (enforceable)	11,891	0	11,891	0	0	(11,406)	485
Securities borrowed (non-enforceable)	13,943	0	13,943	0	0	(13,294)	649

Financial assets at fair value through profit or loss
Trading assets	196,157	(476)	195,681	0	(11)	(1,049)	194,621
Positive market values from derivative financial instruments (enforceable)	823,578	(217,158)	606,421	(519,590)	(61,518)	(15,330)	9,982
Positive market values from derivative financial instruments (non-enforceable)	23,537	0	23,537	0	0	0	23,537
Financial assets designated at fair value through profit or loss (enforceable)	101,845	(37,075)	64,770	(2,782)	(1,924)	(50,245)	9,819
Financial assets designated at fair value through profit or loss (non-enforceable)	52,516	0	52,516	0	0	(31,358)	21,158

Total financial assets at fair value through profit or loss	1,197,633	(254,708)	942,924	(522,373)	(63,453)	(97,982)	259,117

Loans	405,673	(61)	405,612	0	(16,259)	(46,112)	343,242

Other assets	157,771	(19,792)	137,980	(67,009)	(239)	(13)	70,720
thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,723	(6,320)	4,403	(3,837)	0	0	566

Remaining assets not subject to netting	178,557	0	178,557	0	(874)	(451)	177,231

Total assets	1,985,683	(276,980)	1,708,703	(589,381)	(80,825)	(186,246)	852,252

[1]	Excludes real estate and other non-financial instrument collateral.

Deutsche Bank	2 – Consolidated Financial Statements	314
Annual Report 2015

Liabilities

							Dec 31, 2014

				Amounts not set off on the balance sheet

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	532,992	(61)	532,931	0	0	0	532,931

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,673	(2,419)	3,254	0	0	(2,966)	288
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,633	0	7,633	0	0	(2,278)	5,356

Securities loaned (enforceable)	1,791	0	1,791	0	0	(1,614)	177
Securities loaned (non-enforceable)	549	0	549	0	0	(209)	339

Financial liabilities at fair value through profit or loss
Trading liabilities	42,960	(1,117)	41,843	0	0	0	41,843
Negative market values from derivative financial instruments (enforceable)	803,073	(217,597)	585,475	(518,364)	(63,172)	(3,939)	0
Negative market values from derivative financial instruments (non-enforceable)	24,726	0	24,726	0	0	(11,996)	12,731
Financial liabilities designated at fair value through profit or loss (enforceable)	52,517	(35,994)	16,523	(2,782)	0	(13,741)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	29,132 [1]	0	29,132 [1]	0	(3,130)	(5,718)	20,283 [1]

Total financial liabilities at fair value through profit or loss	952,407 [1]	(254,708)	697,699 [1]	(521,146)	(66,302)	(35,394)	74,856 [1]

Other liabilities	203,615 [1]	(19,792)	183,823 [1]	(71,645)	0	0	112,178 [1]
thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	11,383	(6,320)	5,063	(5,063)	0	0	0

Remaining liabilities not subject to netting	207,801	0	207,801	0	0	0	207,801

Total liabilities	1,912,461	(276,980)	1,635,481	(592,791)	(66,302)	(42,460)	933,927

[1]	Numbers were restated by moving € 67 billion from Financial liabilities at fair value through profit and loss (non-enforceable) to Other liabilities.

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

315	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

19 –

Loans

Loans by industry classification

in € m.	Dec 31, 2015	Dec 31, 2014 [1]
Financial intermediation	57,047	59,586

Manufacturing	26,994	25,619
thereof:
Basic metals and fabricated metal products	4,082	4,348
Electrical and optical equipment	3,183	3,684
Transport equipment	3,832	3,212
Chemicals and chemical products	4,008	3,008
Machinery and equipment	2,801	2,787
Food products	2,374	2,514

Households (excluding mortgages)	45,317	44,839

Households – mortgages	154,689	153,140

Public sector	17,181	18,082

Wholesale and retail trade	16,837	15,714

Commercial real estate activities	43,093	35,764

Lease financing	561	1,104

Fund management activities	25,007	12,138

Other	46,824	44,896
thereof:
Residential real estate, leasing and related business activities	15,013	12,506
Transport, storage and communication	12,014	11,317
Mining and quarrying of energy-producing materials	4,701	4,504
Electricity, gas and water supply	4,305	4,197

Gross loans	433,549	410,883

(Deferred expense)/unearned income	772	58

Loans less (deferred expense)/unearned income	432,777	410,825

Less: Allowance for loan losses	5,028	5,212

Total loans	427,749	405,612

[1]	Comparatives have been restated to reflect changes in industry sectors.

Deutsche Bank	2 – Consolidated Financial Statements	316
Annual Report 2015

20 –

Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group’s allowance for loan losses

	2015			2014			2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,364	2,849	5,212	2,857	2,732	5,589	2,266	2,426	4,692

Provision for loan losses	334	548	882	499	631	1,129	1,377	683	2,060
Net charge-offs:	(482)	(612)	(1,094)	(997)	(512)	(1,509)	(701)	(352)	(1,053)
Charge-offs	(538)	(717)	(1,255)	(1,037)	(613)	(1,650)	(730)	(485)	(1,215)
Recoveries	56	105	161	40	101	141	30	132	162

Other Changes	36	(8)	28	5	(2)	3	(85)	(25)	(110)

Allowance, end of year	2,252	2,776	5,028	2,364	2,849	5,212	2,857	2,732	5,589

Activity in the Group’s allowance for off-balance sheet positions (contingent liabilities and lending commitments)

	2015			2014			2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	85	141	226	102	114	216	118	97	215

Provision for off-balance sheet positions	58	16	74	(13)	18	4	(15)	21	5

Usage	0	0	0	0	0	0	0	0	0

Other changes	1	10	11	(4)	10	6	(0)	(3)	(4)

Allowance, end of year	144	168	312	85	141	226	102	114	216

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

317	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2015	Dec 31, 2014
Carrying amount of transferred assets

Trading securities not derecognized due to the following transactions:
Repurchase agreements	26,752	23,873
Securities lending agreements	51,300	52,531
Total return swaps	2,648	3,463
Other	642	782

Total trading securities	81,342	80,649

Other trading assets	12	433

Financial assets designated at fair value through profit or loss	0	537

Financial assets available for sale	2,192	1,731

Loans	536	2,225

Total	84,082	85,576

Carrying amount of associated liabilities	52,717	57,800

Information on assets transferred that did not qualify for derecognition where associated liability is recourse only to the transferred assets1

	Dec 31, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading securities	300	300	507	507

Other trading assets	0	0	370	370

Financial assets available for sale	1,372	1,372	1,660	1,660

Loans	18	19	2,074	2,087

Total	1,690	1,691	4,611	4,624

Associated liability	1,460	1,460	4,282	4,282

Net position	230	231	329	342

[1]	Associated liabilities are notes issued by Consolidated Group Sponsored Securitizations.

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement

in € m.	Dec 31, 2015	Dec 31, 2014
Carrying amount of the original assets transferred:

Trading securities	21	254
Loans	96	0

Carrying amount of the assets continued to be recognized:

Trading securities	21	26
Loans	33	0

Carrying amount of associated liabilities	37	25

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

Deutsche Bank	2 – Consolidated Financial Statements	318
Annual Report 2015

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2015			Dec 31, 2014
in € m.	Carrying value	Fair value	Maximum Exposure to Loss[1]	Carrying value	Fair value	Maximum Exposure to Loss[1]
Loans:
Securitization notes	56	56	132	93	89	153
Other	12	12	12	12	12	12

Total Loans	68	68	144	105	101	165

Financial assets held at Fair Value through the P&L:
Securitization notes	134	134	134	511	511	511
Non-standard Interest Rate, cross-currency or inflation-linked swap	11	11	11	33	33	33

Total Financial assets held at Fair Value through the P&L	145	145	145	544	544	544

Financial assets available for sale:
Securitization notes	0	0	0	13	13	13

Total Financial assets available for sale	0	0	0	13	13	13

Total financial assets representing on-going involvement	214	214	289	662	658	722

Financial liabilities held at Fair Value through the P&L:
Non-standard Interest Rate, cross-currency or inflation-linked swap	57	57	0	32	32	0

Total financial liabilities representing on-going involvement	57	57	0	32	32	0

[1]	The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities.

The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full:

	Dec 31, 2015			Dec 31, 2014
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	86	97	0	55	171	0[1]

Non-standard Interest Rate, cross-currency or inflation-linked swap	119	716	0	30	671	0

Net gains/(losses) recognized from on-going involvement in derecognized assets	205	813	0	85	842	0

[1]	Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.

319	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

22 –

Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described.

Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1

in € m.	Dec 31, 2015	Dec 31, 2014
Financial assets at fair value through profit or loss	51,904	53,699

Financial assets available for sale	3,554	3,517

Loans	45,776	45,919

Other	302	302

Total	101,535	103,438

[1]	Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.

Total assets pledged to creditors available for sale or repledge1

in € m.	Dec 31, 2015	Dec 31, 2014
Financial assets at fair value through profit or loss	80,480	73,557

Financial assets available for sale	819	67

Loans	347	0

Total	81,646	73,624

[1]	Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.

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

Fair Value of collateral received

in € m.	Dec 31, 2015	Dec 31, 2014
Securities and other financial assets accepted as collateral	286,032	253,722

thereof:

collateral sold or repledged	238,236	203,321

Deutsche Bank	2 – Consolidated Financial Statements	320
Annual Report 2015

23 –

Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction- in-progress	Total
Cost of acquisition:

Balance as of January 1, 2014	3,749	3,926	2,240	170	10,084

Changes in the group of consolidated companies	(8)	11	(1)	0	3
Additions	42	332	122	173	669
Transfers	10	26	122	(153)	5
Reclassifications (to)/from “held for sale”	(2,507)	(1,364)	(133)	(55)	(4,058)
Disposals	0	201	39	0	241
Exchange rate changes	275	217	68	6	566

Balance as of December 31, 2014	1,560	2,947	2,379	141	7,027
Changes in the group of consolidated companies	8	(37)	(72)	0	(101)
Additions	4	153	162	114	432
Transfers	(2)	76	181	(129)	126
Reclassifications (to)/from “held for sale”	(5)	82	1	(2)	77
Disposals	132	267	61	0	461
Exchange rate changes	(1)	107	72	6	184

Balance as of December 31, 2015	1,432	3,060	2,662	130	7,284

Accumulated depreciation and impairment:

Balance as of January 1, 2014	1,525	2,762	1,378	0	5,664

Changes in the group of consolidated companies	0	8	(1)	0	6
Depreciation	39	271	179	0	490
Impairment losses	58	105	10	0	172
Reversals of impairment losses	0	0	0	0	0
Transfers	28	10	22	0	59
Reclassifications (to)/from “held for sale”	(1,289)	(1,127)	(95)	0	(2,511)
Disposals	2	83	34	0	119
Exchange rate changes	140	175	41	0	356

Balance as of December 31, 2014	498	2,121	1,500	0	4,118
Changes in the group of consolidated companies	(1)	(31)	(64)	0	(96)
Depreciation	35	234	170	0	439
Impairment losses	6	16	3	1	27
Reversals of impairment losses	0	9	0	0	9
Transfers	(3)	21	93	(1)	109
Reclassifications (to)/from “held for sale”	(0)	58	7	0	65
Disposals	73	239	38	0	349
Exchange rate changes	2	86	46	(0)	134

Balance as of December 31, 2015	464	2,257	1,716	0	4,438

Carrying amount:

Balance as of December 31, 2014	1,062	826	880	141	2,909

Balance as of December 31, 2015	967	802	946	130	2,846

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 56 million as of December 31, 2015.

Commitments for the acquisition of property and equipment were € 70 million at year-end 2015.

321	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

24 –

Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group’s finance lease arrangements are made under usual terms and conditions.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2015	Dec 31, 2014
Land and buildings	14	13
Furniture and equipment	2	1
Other	0	5

Net carrying value	15	19

Future Minimum Lease Payments Required under the Group’s Finance Leases

in € m.	Dec 31, 2015	Dec 31, 2014
Future minimum lease payments:
Not later than one year	6	6
Later than one year and not later than five years	20	24
Later than five years	70	84

Total future minimum lease payments	97	114

Less: Future interest charges	66	71

Present value of finance lease commitments	30	43

Future minimum lease payments to be received	4	9

Contingent rent recognized in the income statement [1]	0	0

[1]	The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

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

Future Minimum Lease Payments Required under the Group’s Operating Leases

in € m.	Dec 31, 2015	Dec 31, 2014
Future minimum rental payments:
Not later than one year	773	778
Later than one year and not later than five years	2,398	2,370
Later than five years	1,999	1,955

Total future minimum rental payments	5,170	5,103

Less: Future minimum rentals to be received	91	171

Net future minimum rental payments	5,079	4,932

As of December 31, 2015, the total future minimum rental payments included € 355 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

Deutsche Bank	2 – Consolidated Financial Statements	322
Annual Report 2015

In 2015, the rental payments for lease and sublease agreements amounted to € 848 million. This included charges of € 864 million for minimum lease payments and € 9 million for contingent rents as well as € 25 million related to sublease rentals received.

25 –

Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2015, and 2014, are shown below by cash-generating units (“CGU”).

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit [1]	Others	Total
Balance as of January 1, 2014	1,863	2,758	431	3,843	0	179	9,074

Goodwill acquired during the year	0	0	0	0	0	0	0

Purchase accounting adjustments	0	1	0	0	0	0	1

Transfers	0	0	0	0	0	0	0

Reclassification from (to) “held for sale”	(13)	(1)	0	(3)	0	0	(17)

Goodwill related to dispositions without being classified as “held for sale”	0	0	(1)	(2)	0	0	(3)

Impairment losses [2]	0	0	0	0	0	(49)	(49)

Exchange rate changes/other	166	5	44	293	0	4	512

Balance as of December 31, 2014	2,016	2,763	474	4,131	0	134	9,518

Gross amount of goodwill	3,249	2,763	474	4,131	651	676	11,944

Accumulated impairment losses	(1,233)	0	0	0	(651)	(542)	(2,426)

Balance as of January 1, 2015	2,016	2,763	474	4,131	0	134	9,518

Goodwill acquired during the year	0	0	0	0	0	0	0

Purchase accounting adjustments	0	0	0	0	0	0	0

Transfers	0	0	0	0	0	0	0

Reclassification from (to) “held for sale”	0	(1)	0	(47)	0	(138)	(186)

Goodwill related to dispositions without being classified as “held for sale”	0	0	0	(1)	0	0	(1)

Impairment losses [2]	(2,168)	(2,765)	0	0	0	0	(4,933)

Exchange rate changes/other	152	3	45	287	0	5	492

Balance as of December 31, 2015	0	0	519	4,370	0	1	4,890

Gross amount of goodwill	3,509	2,762	519	4,370	652	607	12,419

Accumulated impairment losses	(3,509)	(2,762)	0	0	(652)	(606)	(7,529)

[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as “Others” in the table above. The nonintegrated investments in the NCOU consisted of Maher Terminals LLC and Maher Terminals of Canada Corp., with the latter disposed of in the third quarter 2015.

323	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

In 2015, changes in goodwill (other than those related to exchange rate changes) mainly included the impairments of € 2,168 million in CB&S and of € 2,765 million in PBC. These charges were the result of the goodwill impairment test conducted in the third quarter 2015. The test was triggered by the further substantiation of Strategy 2020 in the third quarter, largely driven by the impact of expected higher regulatory capital requirements for both segments as well as the current disposal expectations in PBC. In connection with the sale of the Canadian port operations of Maher Terminals, goodwill of € 138 million was allocated to the disposal group classified as held for sale in the first quarter 2015.

In 2014, changes in goodwill (other than those related to exchange rate changes) mainly included the impairment of € 49 million recorded in the NCOU upon write-off of goodwill related to the nonintegrated investment in Maher Terminals LLC (included in column ‘Others’ of the above table), which was based on the continuing market uncertainty on the demand for U.S consumables impacting business volumes. The fair value less costs of disposal of the investment was determined based on a discounted free cash flow model. Accordingly, the fair value measurement was categorized as level 3 in the fair value hierarchy. The carrying amount of Maher Terminals LLC exceeded its recoverable amount, resulting in an impairment loss of € 194 million, which was recorded as impairment of goodwill and other intangible assets. Of that impairment amount, € 49 million was allocated to fully write-off related goodwill and another € 145 million was allocated to other intangible assets included in the CGU (see ‘Other Amortizing Intangible Assets’ in this Note). Key assumptions used in the fair value estimation included a discount rate (weighted average cost of capital, post-tax) of 9.3% (prior year 9.1%), a terminal value growth rate of 5.3 % and an average EBITDA growth rate of 13.2%.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates”, the Group’s primary CGUs are as outlined above. “Other” goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use.

The Group’s further updating of its new Strategy 2020 constituted a trigger event leading to an impairment test. The goodwill impairment test in the third quarter 2015 resulted in goodwill impairments totaling € 4,933 million, consisting of € 2,168 million and € 2,765 million in the CGUs CB&S and PBC, respectively. The impairment in CB&S was mainly driven by changes to the business mix in light of expected higher regulatory capital requirements, leading to a recoverable amount of approximately € 26.1 billion. The impairment in PBC was, in addition to the changed capital requirements, mainly driven by current disposal expectations regarding Hua Xia Bank Co. Ltd. and Postbank, which resulted in a recoverable amount of approximately € 12.3 billion for the CGU.

The recoverable amounts of all remaining primary CGUs, except for those in the NCOU, were substantially in excess of their respective carrying amounts. A triggering event review as of December 31, 2015 confirmed that there was no indication that the remaining goodwill in the primary CGUs was impaired. However, the new segmental structure and the reallocation of goodwill to the new CGU structure could result in further impairments in the future.

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

The annual goodwill impairment test in 2014 did not result in an impairment loss on the goodwill of the Group’s primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

Deutsche Bank	2 – Consolidated Financial Statements	324
Annual Report 2015

Carrying Amount

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

The carrying amount (excluding the AT1 Notes) is allocated to the primary CGUs in a two-step process, which is aligned with both the determination of the recoverable amount and the current equity allocation framework of Deutsche Bank. The two step approach works as follows: Allocation of shareholders’ equity using a solvency-based key first, until the current target of 11 % CET 1 ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then, if applicable, incremental capital allocation to consider the leverage ratio requirements. The solvency-based allocation contains the assignment of goodwill (plus the add-on adjustment for noncontrolling interests) and unamortizing other intangible assets. Further, it comprises equity allocations based on the CGU’s relative share of risk-weighted assets, on capital deduction items as well as on regulatory reconciliation items. In the second step, if applicable, the CGUs receive equity allocations based on their pro-rata leverage ratio exposure measure relative to the Group. Additionally, noncontrolling interests are considered in the carrying amounts of the respective primary CGUs.The AT1 Notes are allocated to the primary CGUs in proportion to their specific leverage ratio shortfall, with leverage ratio shortfall being a function of the Group’s target leverage ratio, the CGU’s leverage ratio exposure measure and the allocated CET 1 capital.

The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of fair value less costs of disposal (level 3 of the fair value hierarchy) and employs a discounted cash flow (DCF) model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the fair value of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount. The recoverable amounts of the CGUs derived from the DCF models have been compared to external analyst valuations and are deemed to be within a plausible range.

The DCF model uses earnings projections and respective capitalization assumptions (with capital ratios increasing from current levels to a Common Equity Tier 1 capital ratio of 12.5 % and a leverage ratio (using a fully loaded definition of Tier 1 capital) of 5.0 % in the medium term) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate of up to 3.2% (2014: 3.2%). This is based on projected revenue forecasts of the CGUs as well as expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

325	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Key Assumptions

The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

Primary cash-generating units

	Discount rate (post-tax)
	2015	2014
Corporate Banking & Securities	9.7%	10.3%
Private & Business Clients	9.2%	10.0%
Global Transaction Banking	8.1%	8.5%
Deutsche Asset & Wealth Management	9.1%	9.5%

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Deutsche Bank	2 – Consolidated Financial Statements	326
Annual Report 2015

Primary goodwill-carrying cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Corporate Banking & Securities

-    Client-driven franchise offering a wide suite of investment banking products in debt and equity, as well as corporate finance advisory and origination businesses

-    Focus on clients with higher potential to deliver true relationship value

-    Modest economic recovery in Europe while Americas returns to solid recovery path accompanied by a gradual tightening of monetary policy

-    Debt Sales & Trading revenue pools are expected to increase slightly as monetary policy normalises and volatility increases while Equities and Corporate Finance revenue pools are expected to remain broadly flat going forward

-    Mitigate regulatory driven RWA increases through business exits and portfolio management

-    Reduce overall capital consumption while re-investing to enhance returns

-    Cost efficiencies driven by portfolio measures, revised platform size and regional footprint review

-    Market environment remains challenged

-    Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

-    Strategic portfolio optimisation may not generate expected revenue growth and resource optimisation may have more than expected impact on revenues

-    Potential margin compression and increased competition in products with lower capital requirements beyond expected levels

-    Outcome of major litigation cases

-    Decline in costs expected from strategic portfolio optimization, country exits and efficiency saves does not materialize in the plan time frame

-    Increase cost pressures from regulatory driven spend

-    Structural risks associated with unforeseen regulatory hurdles, additional costs for CCAR compliance and setting up IHC in the U.S. as well as more stringent than expected banking separation rules in some jurisdictions

Private & Business Clients

-    Leading position in home market Germany with strongholds in five other attractive European markets

-    Deconsolidation of Postbank

-    Improvement of digital capabilities as key initiative in PBC as well as reorganization and optimization of branch network

-    Reduced complexity and competitive cost efficiency

-    Expanding in investment and insurance business in advisory banking partially mitigating impacts from low interest rate environment and leverage constraints and rebalancing of Credit Products

-    Severe economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth

-    Development of investment product markets and respective revenues additionally depend on customer confidence for investments

-    Continued low interest rates potentially leading to further margin compression

-    Efficiency programs are not executed as planned

-    An environment of tightening regulation leading to further not yet anticipated impact on revenues and costs

Global Transaction Banking

-    Cost savings in light of product, country and client perimeter review

-    Capitalize on synergies resulting from closer co-operation with other areas of the bank

-    Macroeconomic recovery leading to gradual interest rate improvements and positive development of international trade volumes, cross-border payments and corporate actions

-    Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets

-    Slower recovery of the world economy and its impact on trade volumes, interest rates and foreign exchange rates

-    Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels

-    Uncertainty around regulation and its potential implications not yet anticipated

-    Cost savings in light of product, country and client perimeter review do not materialize as anticipated

-    Outcome of potential legal matters

Deutsche Asset & Wealth Management

-    Strategy continuously informed by market trends and developments, including global wealth creation, a growing retirement market and the rapid expansion of alternatives and passive investment offerings

-    Expanding business with ultra high net worth clients with strong coverage in developed and emerging markets

-    Building out the alternatives, passive/ETF & lending businesses

-    Home market leadership in Germany through Wealth Management and DWS

-    Organic growth strategy in Asia/Pacific and Americas

-    Maintained or increased market share in the fragmented competitive environment

-    Cost savings in light of Deutsche AWM platform optimization

-    Targeted investment in platform enhancements and digital capabilities

-    Major industry threats, i.e., market volatility, sovereign debt burden, increasing costs from regulatory changes

-    Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products

-    Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, loss of high quality relationship managers

-    Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers

-    Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned

-    Uncertainty around regulation and its potential implications not yet anticipated

327	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2015, and 2014, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized					Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Value of business acquired	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:

Balance as of January 1, 2014	840	441	1,281	1,449	830	661	935	3,875	2,776	7,932

Additions	0	0	0	40	0	0	52	92	962	1,054
Changes in the group of consolidated companies	0	0	0	0	0	(14)	(2)	(16)	(0)	(16)
Disposals	0	0	0	9	0	0	12	21	99	121
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	(0)	0	(0)
Transfers	0	0	0	(3)	0	(1)	17	13	(26)	(13)
Exchange rate changes	111	1	112	53	58	74	34	219	101	432

Balance as of December 31, 2014	951	441	1,392	1,529	888	720	1,025	4,162	3,715	9,269
Additions	0	0	0	26	0	0	21	47	1,217	1,265
Changes in the group of consolidated companies	0	(3)	(3)	0	0	0	(1)	(1)	(3)	(7)
Disposals	0	0	0	0	0	0	0	0	193	193
Reclassifications from (to) “held for sale”	0	0	0	(42)	0	0	(13)	(55)	0	(55)
Transfers	0	0	0	0	0	0	42	42	(11)	31
Exchange rate changes	110	2	112	45	53	75	39	212	121	446

Balance as of December 31, 2015	1,061	440	1,501	1,559	941	795	1,112	4,407	4,846	10,755

Accumulated amortization and impairment:

Balance as of January 1, 2014	287	2	289	836	194	180	667	1,877	909	3,075

Amortization for the year	0	0	0	99	35	35	78	247	335	582 [1]
Changes in the group of consolidated companies	0	0	0	0	0	(6)	(2)	(8)	(1)	(9)
Disposals	0	0	0	8	0	0	12	20	97	117
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	(0)	0	(0)
Impairment losses	0	0	0	0	0	117	29	146	48	195 [2]
Reversals of impairment losses	84	0	84	0	0	0	0	0	0	84 [3]
Transfers	0	0	0	1	(1)	(0)	3	3	(7)	(4)
Exchange rate changes	37	1	38	49	15	17	18	99	63	200

Balance as of December 31, 2014	240	3	243	976	243	343	781	2,343	1,248	3,835
Amortization for the year	0	0	0	87	44	36	45	212	499	710 [4]
Changes in the group of consolidated companies	0	(3)	(3)	0	0	0	(1)	(1)	(3)	(7)
Disposals	0	0	0	0	0	0	(1)	(1)	190	189
Reclassifications from (to) “held for sale”	0	0	0	(25)	0	0	(4)	(29)	0	(29)
Impairment losses	0	416	416	397	0	14	16	427	191	1,034 [5]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	(0)	(1)	0	28	27	(24)	3
Exchange rate changes	28	2	30	41	14	35	29	119	61	209

Balance as of December 31, 2015	268	418	686	1,476	300	429	893	3,098	1,782	5,566

Carrying amount:

As of December 31, 2014	711	438	1,149	553	645	377	243	1,818	2,466	5,433

As of December 31, 2015	793	22	815	83	641	367	218	1,309	3,064	5,188

[1]	The € 582 million were included in general and administrative expenses.
[2]

Of which € 146 million were included in impairment of goodwill and other intangible assets, consisting of impairments of contract-based intangible assets (€ 117 million) and trade names (€ 29 million). Furthermore, € 48 million of impairments related to self-developed software, which were recorded in general and administrative expenses.

[3]	€ 84 million were recorded as reversal of a prior year’s impairment and are included under impairment of goodwill and other intangible assets.
[4]	The € 710 million were included in general and administrative expenses.
[5]

Of which € 843 million were included in impairment of goodwill and other intangible assets, consisting of impairments of unamortized trademark intangible assets (€ 416 million) as well as amortized customer-related (€ 397 million), contract-based (€ 14 million) and trademark (€ 16 million) intangible assets. Furthermore, € 191 million of impairments related to self-developed software, which were recorded in general and administrative expenses.

Deutsche Bank	2 – Consolidated Financial Statements	328
Annual Report 2015

Amortizing Intangible Assets

During 2015, the main changes in amortizing other intangible assets included additions to internally generated intangible assets of € 1.2 billion, which represent the capitalization of expenses incurred in conjunction with the Group’s activities related to the development of own-used software. On the other hand and as a result of the reassessment of current platform software as well as software under construction, the Group recorded impairments of self-developed software of € 191 million. On April 27, 2015, Deutsche Bank announced its new strategic roadmap, in which the sale of Postbank is an integral part. The Group’s further updating of its new Strategy 2020 constituted a triggering event upon which goodwill and all other non-financial assets included in the CGU PBC had to be tested for impairment. The valuation performed in the third quarter 2015 on the new strategic plan resulted in an impairment of the CGU PBC. After allocation of the impairment to fully write-off the PBC goodwill (€ 2.8 billion), an impairment loss of € 837 million related to other intangible assets within the CGU PBC was recognized, reflecting the change in strategic intent and the expected deconsolidation of Postbank. The impairment is based on a fair value less costs of disposal model (Level 3 of the fair value hierarchy). Of that impairment amount, € 427 million are related to amortizing intangible assets, mainly comprising write-offs of customer-related intangible assets (€ 397 million), BHW trademark intangibles (€ 16 million) and contract-based intangible assets (€ 14 million). The remainder was allocated to write-off the unamortizing Postbank trademark intangible asset (€ 410 million; see below).

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

329	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Retail investment management agreements: These assets, amounting to € 793 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Deutsche AWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.

The recoverable amount of the asset of € 793 million was calculated as fair value less costs of disposal using the multi-period excess earnings method and the fair value measurement was categorized as level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast and the effective fee rate. The discount rates (cost of equity) applied in the calculation were 11.0 % in 2015 and 10.7 % in 2014. For 2015, the review of the valuation neither resulted in any impairment nor a reversal of prior impairments. In 2014, a reversal of impairment of € 84 million was recognized and recorded in impairment of goodwill and other intangible assets in the income statement, mainly due to a positive flows forecast on the back of a strengthening franchise, a favorable asset mix and a decrease in the discount rate. In 2013, neither an impairment nor write-up was recorded, as the valuation remained steady to prior year.

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU Deutsche AWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognized in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 410 million. The Sal. Oppenheim trademark was recognized at € 27 million. Since both trademarks were expected to generate cash flows for an indefinite period of time, they were classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. The recoverable amounts were calculated as the fair value less costs of disposal of the trademarks based on the income approach using the relief-from-royalty method. Reflecting the change in strategic intent and the expected deconsolidation of Postbank, the Postbank trademark (€ 410 million) was fully written off in the third quarter 2015. Following a review of the valuation model for the Sal. Oppenheim trademark, a write-down of € 6 million was recorded in the fourth quarter 2015.

26 –

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2015	Dec 31, 2014
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	0	0

Trading assets, Derivatives, Financial assets designated at fair value through P&L	0	0

Financial assets available for sale	0	0

Loans	28	0

Property and equipment	43	142

Other assets	3,420	38

Total assets classified as held for sale	3,491	180

Deposits, Central bank funds purchased and securities sold under resale agreements	0	0

Trading liabilities, Derivatives, Financial liabilities designated at fair value through P&L	0	0

Long-term debt	0	0

Other liabilities	37	0

Total liabilities classified as held for sale	37	0

Deutsche Bank	2 – Consolidated Financial Statements	330
Annual Report 2015

As of December 31, 2015 and December 31, 2014, unrealized net gains of € 662 million and € 0 million, respectively, relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2015

In line with the Bank’s strategic intent and by further progressing on the execution of Strategy 2020, Deutsche Bank announced on December 28, 2015 that it has agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited (“Hua Xia”) to PICC Property and Casualty Company Limited for a consideration of RMB 23.0 billion to RMB 25.7 billion. The sale is subject to final price adjustments at closing (approximately € 3.2 billion to € 3.7 billion, based on December 2015 exchange rates). Accordingly, the investment of € 3.3 billion, which is held in the PBC corporate division, was reclassified to the held-for-sale category at year-end 2015. Prior to its reclassification, Hua Xia had been accounted for as an associate under the equity method of accounting. The revaluation of the equity method investment to its fair value (quoted market price less costs of disposal in an active market (level 1)) resulted in a partial reversal of € 162 million from the initial impairment amount of € 649 million recorded during the third quarter 2015. Accordingly, the net impairment of € 487 million was recorded in PBC and reported under net income (loss) from equity method investments. The agreement to sell the stake in Hua Xia combined with the share price development resulted in an overall net loss of € 697 million in total.

The reclassification of the investment to the held-for-sale category did not result in an impairment of the non-current asset. Along with the held-for-sale classification, accumulated other comprehensive income of € 662 million related to the investment has been reclassified within equity to unrealized net gains (losses) on assets classified as held for sale. The completion of the transaction, which is anticipated in the mid-year 2016, is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission.

Also in the fourth quarter 2015 and in line with the Bank’s agenda to focus on strategic priorities, the Group announced that it has entered into a definitive asset purchase agreement to sell its U.S. Private Client Services unit (“PCS”) of Deutsche AWM to Raymond James Financial, Inc. The reclassification of the PCS business to the held-for-sale category did not result in an impairment loss of the disposal group. The transaction is expected to close in the third quarter 2016.

In the first quarter 2015, the Group had classified its investment in the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals, a multi-user container terminal operator, as a disposal group held for sale within the Corporate Division Non-Core Operations Unit. Under the disposal transaction, DP World, a Dubai-based marine terminal operator, agreed to acquire 100 % of the Fairview Container Terminal for a consideration of € 391 million (CAD 580 million). Its classification as a disposal group held for sale did not result in an impairment loss. The sale was completed in the third quarter 2015.

331	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Disposals in 2015

Division	Disposal	Financial impact[1]	Date of the disposal
Infrastructure	Piecemeal sale of parts of the Group’s wholesale banking information technology (IT) infrastructure to Hewlett Packard.	None in 2015.	Second quarter 2015

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2014

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Infrastructure	Designated sale of parts of the Group’s wholesale banking information technology (IT) infrastructure to Hewlett Packard.	An impairment loss of € 11 million recorded in the fourth quarter 2014.	Second quarter 2015

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Disposals in 2014

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	Sale of Nevada Property 1 LLC, a wholly owned subsidiary and owner of The Cosmopolitan of Las Vegas (“The Cosmopolitan”), a leading resort and casino, to Blackstone. Under the transaction, Blackstone acquired 100 % of The Cosmopolitan for a cash consideration of approximately € 1.4 billion (U.S.$ 1.73 billion).	An impairment loss of € 9 million recorded in the fourth quarter 2014.	Fourth quarter 2014

Deutsche Asset & Wealth Management	Sale of part of the Group’s Wealth Management business in the UK.	An impairment loss of € 9 million recorded in the first quarter 2014.	Third quarter 2014

Private & Business Clients	Office building previously held as property and equipment.	None.	Second quarter 2014

Non-Core Operations Unit	Sale of the Group’s subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International (“RHJI”), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value.	None.	First quarter 2014

Non-Core Operations Unit	Sale of office buildings previously held as investment property within other assets.	None.	First quarter 2014

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Deutsche Bank	2 – Consolidated Financial Statements	332
Annual Report 2015

27 –

Other Assets and Other Liabilities

in € m.	Dec 31, 2015	Dec 31, 2014
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	60,421	65,096
Receivables from prime brokerage	10,575	10,785
Pending securities transactions past settlement date	4,221	4,741
Receivables from unsettled regular way trades	19,722	34,432
Total brokerage and securities related receivables	94,939	115,054

Accrued interest receivable	2,649	2,791

Assets held for sale	3,491	180

Other	17,058	19,955

Total other assets	118,137	137,980

in € m.	Dec 31, 2015	Dec 31, 2014
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	71,161	70,558
Payables from prime brokerage	40,854	33,985
Pending securities transactions past settlement date	3,847	3,473
Payables from unsettled regular way trades	18,776	35,195
Total brokerage and securities related payables	134,637	143,210

Accrued interest payable	2,607	2,953

Liabilities held for sale	37	0

Other	37,725	37,659

Total other liabilities	175,005	183,823

For further details on the assets and liabilities held for sale please refer to Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

28 –

Deposits

in € m.	Dec 31, 2015	Dec 31, 2014
Noninterest-bearing demand deposits	192,010	160,733

Interest-bearing deposits
Demand deposits	153,559	144,172	[1]
Time deposits	124,196	124,347
Savings deposits	97,210	103,679	[1]

Total interest-bearing deposits	374,964	372,198

Total deposits	566,974	532,931

[1]	Prior year numbers have been restated. Certain types of deposits were shifted from saving deposits to demand deposits, as they did not meet the characteristics of saving deposits.

333	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

29 –

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Restructuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2014	1,011	256	723	1,126	207	345	639	4,307

Changes in the group of consolidated companies	0	0	0	0	0	0	(0)	0
New provisions	211	303	337	1,409	154	411	609	3,434
Amounts used	104	50	257	0	195	45	194	845
Unused amounts reversed	3	110	59	150	52	88	189	651
Effects from exchange rate fluctuations/ Unwind of discount	35	23	17	63	6	46	14	204
Transfers	0	0	0	0	0	0	0	0

Balance as of December 31, 2014	1,150	422	761	2,448	120	669	880	6,450
Changes in the group of consolidated companies	0	0	0	0	0	0	2	2
New provisions	316	170	1,296	4,067	688	16	915	7,468
Amounts used	301	17	562	2,504	118	123	554	4,179
Unused amounts reversed	1	289	112	69	40	231	380	1,121
Effects from exchange rate fluctuations/ Unwind of discount	(32)	18	38	119	1	78	39	261
Transfers	0	12	(4)	(13)	4	0	21	20

Balance as of December 31, 2015	1,132	315	1,418	4,048	656	409	922	8,900

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

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions. In the 2014 Financial Report, operational, civil litigation and regulatory enforcement provisions were presented in a single class of provisions entitled “Operational/Litigation”.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Deutsche Bank	2 – Consolidated Financial Statements	334
Annual Report 2015

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of December 31, 2015, Deutsche Bank has approximately U.S.$ 2.4 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 445 million (€ 409 million) as of December 31, 2015. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 109 million (€ 100 million) as of December 31, 2015. The net provisions against these demands following deduction of such receivables were U.S.$ 336 million (€ 308 million) as of December 31, 2015.

As of December 31, 2015, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 7.2 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 93.0 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. This decision could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank Co. Ltd.

335	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2015 and December 31, 2014 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of December 31, 2015, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.4 billion for civil litigation matters (December 31, 2014: € 1.2 billion) and € 1.0 billion for regulatory enforcement matters (December 31, 2014: € 0.8 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it

Deutsche Bank	2 – Consolidated Financial Statements	336
Annual Report 2015

is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

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

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed in court or were settled to the effect that no further action will be taken, claims relating to investments of originally approximately € 500 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 640 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then

337	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

pending. Additional actions have been filed since the court’s January 28, 2015 order. There are now three actions pending. The pending consolidated action is brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Deutsche Bank has moved to dismiss the consolidated action and intends to move to dismiss the ERISA and Last Look actions in their entirety. The motion to dismiss in the Last Look case is due March 7, 2016, while there is no schedule yet for the ERISA action. Discovery has commenced in the consolidated and ERISA actions. Discovery has not yet commenced in the Last Look action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank's alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Regulatory Enforcement Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank’s provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. These fines have been paid in full and do not form part of the Bank’s provisions, save for U.S.$150 million that is payable to the DOJ following the sentencing of DB Group Services (UK) Ltd. as described below. The agreements also

Deutsche Bank	2 – Consolidated Financial Statements	338
Annual Report 2015

contained provisions requiring various undertakings with respect to Deutsche Bank’s benchmark rate submissions in the future, as well as provisions requiring the appointment of an independent corporate monitor. Deutsche Bank was also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. Deutsche Bank has made provision for a U.S.$ 150 million fine, which (subject to court approval) is expected to be paid by Deutsche Bank pursuant to the Plea Agreement within ten business days of when DB Group Services (UK) Ltd. is sentenced. (The U.S.$ 150 million fine is included in the U.S.$ 2.175 billion in total penalties referenced in the immediately preceding paragraph.) DB Group Services (UK) Ltd. currently has a sentencing date of October 7, 2016.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action. The Group has recorded a provision with respect to certain of the regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Overview of Civil Litigations. Deutsche Bank is party to 47 civil actions concerning manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other banks. All but six of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, two actions concerning Pound Sterling (GBP) LIBOR and one action concerning Swiss franc (CHF) LIBOR.

With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”). This U.S. dollar LIBOR MDL includes 33 actions against Deutsche Bank and others: ten class actions and 23 individual actions. One of these individual actions includes ten actions for which the plaintiffs submitted one consolidated complaint, and is therefore discussed here as one action. Six actions originally part of the U.S. dollar LIBOR MDL were dismissed and a consolidated appeal is pending in the U.S. Court of Appeals for the Second Circuit. Several other actions that are part of the U.S. dollar LIBOR MDL were dismissed in part and also are part of the consolidated appeal. There is one non-MDL class action concerning U.S. dollar LIBOR that was dismissed and for which an appeal is pending in the U.S. Court of Appeals for the Ninth Circuit.

Claims for damages for all 47 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the counterparty. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR MDL and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. In three rulings between March 2013 and June 2014, the court in the U.S. dollar LIBOR MDL granted in part and denied in part motions to dismiss addressed to the six first-filed complaints (three class actions and three individual actions). The court issued decisions permitting certain CEA claims and state law contract and unjust enrichment claims to proceed, while dismissing certain CEA claims as time-barred and dismissing all of plaintiffs’ federal and state law antitrust claims and claims asserted under RICO. This resulted in the dismissal of four cases in their

339	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

entirety (one class action and three individual actions) and the partial dismissal of two cases (both class actions). One of the four cases dismissed in its entirety is being appealed as part of the consolidated appeal discussed below. In the other three cases dismissed in their entirety, the U.S. Court of Appeals for the Second Circuit denied plaintiffs’ efforts to appeal as untimely, and in October 2015, the U.S. Supreme Court denied plaintiffs’ petition to have it review the Second Circuit’s denial. Separately, and prior to the Supreme Court’s October 2015 denial, on February 10, 2015, the plaintiffs in those three cases filed a second notice of appeal, which defendants have moved to dismiss.

Various additional plaintiffs proceeding in their individual capacities have brought actions against Deutsche Bank. On August 4, 2015, the court issued an opinion concerning some of the 23 individual actions consolidated in the U.S. dollar LIBOR MDL. Deutsche Bank is a defendant in 17 of those cases. Several claims have been dismissed against certain parties, including a subsidiary of Deutsche Bank, based on lack of jurisdiction. Other claims were dismissed against all parties, including claims for antitrust, RICO, conspiracy, consumer protection, unfair business practices, and state law claims for injunctive and equitable relief. Contract, fraud and other tort claims from certain counterparties with whom Deutsche Bank had direct dealings remain pending against Deutsche Bank. For some claims, the court described legal principles and directed the parties in the first instance to attempt to reach agreement on which claims survive. On January 21, 2016, the parties filed a response to the court’s request.

Some of the plaintiffs in these individual actions were permitted by the lower court to pursue appeals on their federal antitrust claims. These plaintiffs, along with plaintiffs in one of the first-filed class actions discussed above, are pursuing appeals to the U.S. Court of Appeals for the Second Circuit. Also part of the consolidated appeal are two class actions involving only federal antitrust claims, which were dismissed upon the plaintiffs’ request so that they could become part of the appeal. The Second Circuit granted a motion by defendants to consolidate these appeals, and briefing was completed on August 17, 2015. Oral argument was held on November 13, 2015. Certain other class actions with federal antitrust claims are stayed pending resolution of this appeal.

Plaintiffs representing putative classes of homeowners and lenders also have brought actions against Deutsche Bank, which have been consolidated in the U.S. dollar LIBOR MDL. On November 3, 2015, the court issued an opinion dismissing all lender plaintiffs’ claims except those by one plaintiff. The court ordered the parties to confer in the first instance to discuss which claims in the action are within the court’s jurisdiction. The court also dismissed all claims by homeowner plaintiffs for lack of jurisdiction. On November 17, 2015, the lender plaintiffs filed an amended complaint and an accompanying letter regarding additional amendments. Defendants opposed the filings.

Plaintiffs representing a putative class of plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR (the “exchange-based plaintiffs”) also have brought an action against Deutsche Bank, which has been consolidated in the U.S. dollar LIBOR MDL. On June 29, 2015, the exchange-based plaintiffs requested leave to move to amend their complaint to include new allegations relating to Deutsche Bank’s April 23, 2015 IBOR settlements with the DOJ, CFTC, NYSDFS, and FCA. The proposed amended complaint also would add two Deutsche Bank subsidiaries, DB Group Services (UK) Ltd. and Deutsche Bank Securities Inc., as named defendants. In December 2015, several defendants, including Deutsche Bank, opposed the proposed amendments. On October 29, 2015, the court denied a request by the exchange-based plaintiffs for leave to file a motion to reconsider aspects of its earlier opinions, and denied their request for certification of an interlocutory appeal. On November 3, 2015, the court issued an opinion regarding defendants’ motion to dismiss exchange-based plaintiffs’ claims for lack of jurisdiction, but ordered the parties to confer in the first instance to discuss which claims survive on jurisdiction grounds. This ruling does not bear directly on exchange-based plaintiffs’ proposed amended complaint. Discovery is ongoing.

Plaintiffs representing a putative class of plaintiffs who allegedly transacted in U.S. dollar LIBOR-referencing over-the-counter financial instruments (the “OTC plaintiffs”) filed a proposed third amended complaint on November 23, 2015. Defendants opposed plaintiffs’ proposed amendments on December 18, 2015.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY, outside of the U.S. dollar LIBOR MDL, has granted defendants’ motions to dismiss. The plaintiff has filed a motion to amend its complaint, which is pending.

Deutsche Bank	2 – Consolidated Financial Statements	340
Annual Report 2015

Deutsche Bank also was named as a defendant in a civil action in the Central District of California concerning U.S. dollar LIBOR. The court granted Deutsche Bank’s motion to dismiss. The plaintiff is currently pursuing an appeal to the U.S. Court of Appeals for the Ninth Circuit, and briefing was completed on January 8, 2016.

Yen LIBOR and Euroyen TIBOR. A putative class action was filed in the SDNY against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 31, 2015, the court denied in part and granted in part a motion by the plaintiff to amend his complaint. The court denied plaintiff’s requests to assert RICO claims against Deutsche Bank and to add two new named plaintiffs. On December 18, 2015, plaintiff served a third amended complaint. On January 8, 2016, the court struck the third amended complaint as going beyond the amendments the court authorized in its March 31, 2015 decision. On January 28, 2016, plaintiffs requested permission to file a new proposed third amended complaint. Defendants opposed this request on February 18, 2016.

A second putative class action alleging manipulation of Yen LIBOR and Euroyen TIBOR and naming Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., as defendants, along with other banks and inter-dealer brokers, was filed in the SDNY on July 24, 2015. On December 18, 2015, plaintiffs served an amended complaint. Motions to dismiss the complaint were filed on February 1, 2016.

EURIBOR. Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., are also named as defendants in a putative class action concerning the alleged manipulation of EURIBOR, pending in the SDNY. A motion to dismiss plaintiffs’ further amended complaint was filed in October 2015 and is pending.

Pound Sterling (GBP) LIBOR. On May 6, 2015, Deutsche Bank was named as a defendant in a putative class action in the SDNY concerning the alleged manipulation of Pound Sterling (GBP) LIBOR. Defendants’ motions to dismiss were filed on November 13, 2015.

On January 21, 2016, Deutsche Bank was named as a defendant in an additional putative class action in the SDNY concerning the alleged manipulation of Pound Sterling (GBP) LIBOR. On February 11, 2016, the court consolidated these two actions.

Swiss Franc (CHF) LIBOR. On June 19, 2015, Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., were named as defendants in a putative class action in the SDNY concerning the alleged manipulation of Swiss Franc (CHF) LIBOR. Motions to dismiss were filed in August 2015 and are pending.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law clawback claims for approximately € 509 million (plus interest calculated on a damages rate basis and penalty rate basis) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed a defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs are also claiming approximately € 509 million (plus interest), although the amount of that interest claim is less than in Iceland. Deutsche Bank has filed a defense in these proceedings and continues to defend them. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

341	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board member Jürgen Fitschen. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The main investigation involving Mr. Fitschen and several former Management Board members has been concluded and an indictment against all accused was filed on August 6, 2014. Trial started on April 28, 2015 and court dates are currently scheduled until April 2016, generally one day per week. The court ordered the secondary participation of Deutsche Bank AG, which could result in the imposition of a monetary fine on the Bank.

The investigation involving former Management Board member Dr. Stephan Leithner is ongoing.

The allegations of the public prosecutors are that Mr. Fitschen and former Management Board member Dr. Stephan Leithner failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The indictment of Mr. Fitschen and the ongoing investigation of Dr. Leithner are based on the allegation that (unlike the other Management Board members) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding other former Management Board members is based on the allegation that they gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of Deutsche Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict is subject to appeal by both the prosecutor and the defendants.

Deutsche Bank	2 – Consolidated Financial Statements	342
Annual Report 2015

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 80 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. The Group has recorded provisions with respect to some of the regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Deutsche Bank was named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. This matter was settled in the fourth quarter of 2015 for an amount that was not material to Deutsche Bank.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Deutsche Bank was a defendant in putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of U.S.$ 340 million. Deutsche Bank’s portion of the settlement is not material to it. On March 25, 2015, Pacific Investment Management Company, LLC (PIMCO) filed a notice of appeal of the court’s February 23, 2015 order, but withdrew the appeal on June 11, 2015.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. On February 5, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. On March 9, 2015, the lead plaintiff filed its third amended complaint pursuant to the court’s February 5, 2015 order. Discovery in the action is ongoing.

Deutsche Bank currently is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including: (1) Aozora Bank, Ltd. (alleging U.S.$ 61 million in damages attributable to Deutsche Bank); (2) the Federal Deposit Insurance Corporation (FDIC) as

343	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

receiver for: (a) Colonial Bank (in one of two separate actions, alleging no less than U.S.$ 189 million in damages in the aggregate against all defendants), (b) Franklin Bank S.S.B. and Guaranty Bank (alleging no less than U.S.$ 901 million in damages in the aggregate against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (in one of two separate actions, alleging no less than U.S.$ 66 million in damages in the aggregate against all defendants); (3) the Federal Home Loan Bank of San Francisco; (4) Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG); and (5) Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank). Unless otherwise indicated, the complaints in these matters did not specify the damages sought.

On January 14, 2015, the court granted Deutsche Bank’s motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO, Ltd. On March 31, 2015, the court denied Aozora Bank, Ltd.’s motion to reargue, or, in the alternative, to file an amended complaint. On April 29, 2015, Aozora Bank, Ltd. filed a notice of appeal and the appeal commenced on October 5, 2015. The appeal is pending. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank, Ltd. On October 14, 2015, the court granted in part and denied in part defendants’ motions to dismiss the complaint. On October 30, 2015, defendants filed notices of appeal. Discovery has not yet commenced.

In 2012, the FDIC, as receiver for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank, commenced several actions in different federal courts asserting claims under Sections 11 and 12(a)(2) of the Securities Act of 1933, as well as Article 581-33 of the Texas Securities Act, against several underwriters, including Deutsche Bank. Each of these actions has been dismissed as time-barred. The FDIC has appealed these rulings to the Second, Fifth and Ninth Circuits Courts of Appeal. The appeals in the Second and Ninth Circuits Courts of Appeal are pending. On August 10, 2015, the Court of Appeals for the Fifth Circuit reversed the district court’s dismissal of the FDIC’s claims as time-barred. On August 24, 2015, Deutsche Bank and the other defendants filed a petition for rehearing en banc in that action. On September 11, 2015, the Court of Appeals for the Fifth Circuit denied that petition. On December 10, 2015, Deutsche Bank and other defendants filed a petition for a writ of certiorari to the United States Supreme Court challenging the Court of Appeals for the Fifth Circuit’s reversal of the district court’s dismissal of the case.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. No specific damages are alleged in the complaint. The case is in discovery.

Residential Funding Company has brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 8, 2015, the court denied Deutsche Bank’s motion to dismiss certain of the claims. Also on June 8, 2015, Deutsche Bank moved to dismiss other claims. On September 29, 2015, the court denied Deutsche Bank’s second motion to dismiss. Discovery is ongoing.

On December 19, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank was a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide. On July 22, 2015, Deutsche Bank and Mass Mutual Life Insurance Company entered into a settlement agreement to resolve all pending claims against Deutsche Bank. On August 11, 2015, Deutsche Bank paid the settlement amount and

Deutsche Bank	2 – Consolidated Financial Statements	344
Annual Report 2015

on August 15, 2015, the court dismissed the actions. The economic impact of the settlement was not material to Deutsche Bank.

On April 20, 2011, the Federal Home Loan Bank of Boston filed a complaint against dozens of entities, including Deutsche Bank, alleging a variety of claims under the Massachusetts Uniform Securities Act and various other Massachusetts statutory and common laws. The complaint did not specify the amount of damages sought. On October 16, 2015, the parties signed a settlement agreement to resolve the matter. On October 27, 2015, the Federal Home Loan Bank of Boston filed a stipulation of voluntary dismissal with prejudice. The financial terms of the settlement are not material to Deutsche Bank.

On September 22, 2015, Deutsche Bank and the Federal Home Loan Bank of Des Moines, as successor to the Federal Home Loan Bank of Seattle, executed a settlement agreement resolving all claims related to the single bond at issue. On October 12, 2015, the court entered the parties’ stipulation dismissing the matter. The financial terms of the settlement are not material to Deutsche Bank.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed investments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. After receiving approval from a majority of certificate holders, on July 13, 2015, HSBC executed the settlement agreements, and on July 27, 2015, the actions were dismissed. A substantial portion of the settlement funds were paid by a non-party to the litigation. The net economic impact of the settlements was not material to Deutsche Bank. On June 17, 2015, the court granted defendants’ motion to dismiss the RMBS-related claims brought by Commerzbank AG against Deutsche Bank and several other financial institutions. Commerzbank AG filed a notice to appeal on July 24, 2015, but withdrew that appeal on August 17, 2015.

In March 2012, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC brought an action in New York state court against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The complaint did not specify the amount of damages sought. On May 13, 2013, the court denied Deutsche Bank’s motion to dismiss the action as time-barred. On December 19, 2013, the appellate court reversed the lower court’s decision and dismissed the case. On June 11, 2015, the New York Court of Appeals affirmed the appellate court’s dismissal of the case. The court found that plaintiff’s cause of action accrued more than six years before the filing of the complaint and was therefore barred by the statute of limitations.

Deutsche Bank was named as a defendant in a lawsuit filed by Sealink Funding Ltd., an entity established as part of the bailout of Sachsen Landesbank to function as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries. In the third and fourth quarters of 2015, Sealink Funding Ltd. unsuccessfully appealed an order dismissing its claims against Morgan Stanley in another similar action for lack of standing. In denying Sealink Funding Ltd.’s appeal, the appellate court found that the sales and purchase agreements through which Sealink Funding Ltd. acquired the at-issue securities did not validly transfer tort claims. The appellate court’s decision was dispositive of Sealink Funding Ltd.’s claims against Deutsche Bank, as Sealink Funding Ltd. acquired the at-issue securities in the Deutsche Bank action through the same sales and purchase agreements involved in the Morgan Stanley case. On December 21, 2015, Sealink Funding Ltd. voluntarily dismissed its claims with prejudice.

Deutsche Bank was a defendant in a civil action brought by Texas County & District Retirement System alleging fraud and other common law claims in connection with Texas County & District Retirement System’s purchase of four RMBS bonds underwritten by Deutsche Bank. On November 18, 2015, Deutsche Bank and Texas County & District Retirement System reached an agreement to settle the latter’s claims against Deutsche Bank. On December 3, 2015, the district court entered an order dismissing the action with prejudice. The financial terms of the settlement are not material to Deutsche Bank.

345	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On January 25, 2016, the Charles Schwab Corporation filed a request for dismissal with prejudice as to Deutsche Bank Securities Inc.

Deutsche Bank was named as a defendant in a FINRA arbitration brought by the Knights of Columbus (“Knights”) alleging fraud, negligence, violation of state securities law, and violations of industry rules and practice in connection with six third-party offerings underwritten by Deutsche Bank. On February 22, 2016, Deutsche Bank and Knights executed an agreement to settle the matter. The financial terms of the settlement are not material to Deutsche Bank.

Deutsche Bank and Amherst Advisory & Management LLC (Amherst) reached an agreement on February 12, 2016 to propose settlement agreements to HSBC Bank USA, National Association (HSBC) to resolve breach of contract actions relating to five RMBS trusts. Pursuant to the agreements with Amherst, on February 17, 2016 Amherst requested that HSBC conduct a vote of certificateholders for each of the trusts concerning the approval or rejection of the proposed settlements. A substantial portion of the settlement funds that would be paid by Deutsche Bank with respect to one of the five trusts, if the proposed settlement is consummated as to that trust, would be reimbursed by a non-party to that litigation. The net economic impact of the settlements was already reflected in prior periods.

On February 3, 2016, Lehman Brothers Holding, Inc. instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. No specific damages are alleged in the complaint. The time to respond to the complaint has not yet expired.

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

Trustee Civil Litigation. Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been sued by investors in civil litigation concerning their role as trustees of certain RMBS trusts.

On June 18, 2014, a group of investors, including funds managed by Blackrock Advisors, LLC, PIMCO-Advisors, L.P., and others, filed a derivative action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs subsequently dismissed their state court complaint and filed a derivative and class action complaint in the U.S. District Court for the Southern District of New York on behalf of and for the benefit of 564 private-label RMBS trusts, which substantially overlapped with the trusts at issue in the state court action. The complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 89.4 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC and DBTCA filed a motion to dismiss, and on January 19, 2016, the court partially granted the motion on procedural grounds: as to the 500 trusts that are governed by Pooling and Servicing Agreements, the court declined to exercise jurisdiction. The court did not rule on substantive defenses asserted in the motion to dismiss. The court further

Deutsche Bank	2 – Consolidated Financial Statements	346
Annual Report 2015

ordered plaintiffs to file an amended complaint consistent with its ruling as to the remaining 64 trusts governed by indentures. DBNTC and DBTCA will have an opportunity to file new defensive motions with respect to the amended complaint after it is filed.

On June 18, 2014, Royal Park Investments SA/NV filed a class and derivative action complaint on behalf of investors in ten RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Royal Park’s complaint alleges that the total realized losses of the ten trusts amount to over U.S.$ 3.1 billion, but does not allege damages in a sum certain. On February 3, 2016, the court granted in part and dismissed in part plaintiffs’ claims: the court dismissed plaintiff’s TIA claim and its derivative theory and denied DBNTC’s motion to dismiss the breach of contract and breach of trust claims. Discovery is ongoing.

On November 7, 2014, the National Credit Union Administration Board (“NCUA”), as an investor in 121 RMBS trusts, filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of those trusts, alleging violations of the TIA and the New York Streit Act for DBNTC’s alleged failure to perform certain purported statutory and contractual duties. On March 5, 2015, NCUA amended its complaint to assert claims as an investor in 97 of the 121 RMBS trusts that were the subject of its first complaint. The amended complaint alleges violations of the TIA and Streit Act, as well as breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith. NCUA’s complaint alleges that the trusts at issue have suffered total realized collateral losses of U.S.$ 17.2 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC filed a motion to dismiss that is fully briefed but not yet decided. Discovery is stayed.

On December 23, 2014, certain CDOs (collectively, “Phoenix Light SF Limited”) that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, and negligent misrepresentation, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. On April 10, 2015, the CDOs filed an amended complaint relating to an additional 34 trusts (for a total of 55 trusts) and amended their complaint for a second time on July 15, 2015 to include additional allegations. The CDOs allege that DBNTC is liable for over U.S.$ 527 million of damages. DBNTC filed a motion to dismiss that is fully briefed but not yet decided. Discovery is stayed. On February 2, 2016, the court entered a stipulation signed by the parties to dismiss with prejudice claims relating to four of the 55 trusts.

On March 24, 2015, the Western and Southern Life Insurance Company and five related entities (collectively “Western & Southern”), as investors in 18 RMBS trusts, filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against DBNTC as trustee for 12 of those trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith and fair dealing, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Western & Southern alleges that it purchased certificates of the trusts with a face value of more than U.S.$ 220 million and that the trusts at issue have suffered total realized collateral losses of U.S.$ 1 billion, but the complaint does not include a demand for money damages in a sum certain. DBNTC filed a motion to dismiss based upon lack of personal jurisdiction and forum non conveniens; a motion to stay the case pending the resolution of similar actions in New York against DBNTC; and a motion to sever the claims against DBNTC from those against its co-defendant. On November 5, 2015, the Court denied DBNTC’s motion to dismiss and motion to stay the case but granted DBNTC’s motion to sever. After DBNTC’s first motion to dismiss was decided, DBNTC filed another motion to dismiss, this time for failure to state a claim. Discovery is ongoing.

On December 23, 2015, Commerzbank AG (“Commerzbank”), as an investor in 50 RMBS trusts, filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violations of the TIA and New York’s Streit Act, breach of contract, breach of fiduciary duty, negligence, and breach of the covenant of good faith, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Commerzbank alleges that DBNTC caused it to suffer “hundreds of millions of dollars in losses,” but the complaint does not include a demand for money damages in a sum certain. This case and the Phoenix Light case were assigned to the same judge. The judge stayed this case until after he adjudicates DBNTC’s motion to dismiss in the

347	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Phoenix Light action, at which time Commerzbank will be given an opportunity to amend its complaint. Discovery has not yet commenced.

On December 30, 2015, IKB International, S.A. in Liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 37 RMBS trusts, filed a summons with notice in the Supreme Court of the State of New York, New York County, against DBNTC and DBTCA as trustees of the trusts. It appears that IKB may assert claims for violation of the TIA, violation of New York’s Streit Act, breach of contract, fraud, fraudulent and negligent misrepresentation, breach of fiduciary duty, negligence, and unjust enrichment. IKB appears to allege that DBNTC and DBTCA are liable for over U.S.$ 274 million of damages. Discovery has not yet commenced.

The Group believes a contingent liability exists with respect to these seven cases, but at present the amount of the contingent liability is not reliably estimable.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank’s historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is also named as a defendant in several putative class action complaints, which have been consolidated in two lawsuits pending in the U. S. District Court for the Southern District of New York. The U.S. suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act, and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. The U.S. class action complaints are in the early stages. Deutsche Bank has filed motions to dismiss the U.S. complaints, which are still pending. In addition, Deutsche Bank has been named as a defendant in a Canadian class action proceeding in the Ontario Superior Court of Justice concerning gold. The Ontario statement of claim was issued on January 15, 2016, and plaintiffs seek damages for alleged violations of the Canadian Competition Act as well as other causes of action.

The Group has recorded provisions with respect to certain of these matters. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to others of these matters or any contingent liability with respect to any of these matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Russia/UK Equities Trading Investigation. Deutsche Bank is investigating the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank's internal investigation of potential violations of law, regulation and policy and into the related internal control environment remains ongoing; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank's control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Deutsche Bank	2 – Consolidated Financial Statements	348
Annual Report 2015

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies remain ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank Securities Inc. has been named as a defendant in several putative class action complaints filed in the U.S. District Courts for the Southern District of New York, the Northern District of Illinois, the Southern District of Alabama, and the District of the Virgin Islands alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages. The Judicial Panel on Multidistrict Litigation has centralized these cases in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

30 –

Credit related Commitments and Contingent Liabilities

Irrevocable lending commitments and lending related contingent liabilities

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

349	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2015	Dec 31, 2014
Irrevocable lending commitments	174,549	154,446

Contingent liabilities	57,325	62,087

Total	231,874	216,533

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

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany or by the Korean Export Credit Agencies (Korea Trade Insurance Corporation and The Export-Import Bank of Korea) acting on behalf of the Republic of Korea.

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD) amounted to € 160.2 million as of December 2015.

Deutsche Bank	2 – Consolidated Financial Statements	350
Annual Report 2015

31 –

Other Short-Term Borrowings

in € m.	Dec 31, 2015	Dec 31, 2014
Other short-term borrowings:

Commercial paper	9,327	14,787

Other	18,683	28,144

Total other short-term borrowings	28,010	42,931

32 –

Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2016	Due in 2017	Due in 2018	Due in 2019	Due in 2020	Due after 2020	Total Dec 31, 2015	Total Dec 31, 2014
Senior debt:

Bonds and notes:
Fixed rate	16,545	18,293	9,090	8,031	8,781	25,515	86,255	84,795
Floating rate	7,310	6,408	3,847	6,410	3,903	11,085	38,963	34,651

Subordinated debt:

Bonds and notes:
Fixed rate	500	0	70	28	1,146	2,858	4,602	2,689
Floating rate	368	0	50	20	0	1,373	1,811	2,358

Other	1,404	15,100	2,129	1,042	889	7,821	28,385	20,344

Total long-term debt	26,129	39,801	15,186	15,530	14,719	48,652	160,016	144,837

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2015 and 2014.

Trust Preferred Securities1

in € m.	Dec 31, 2015	Dec 31, 2014
Fixed rate	6,067	8,662

Floating rate	953	1,912

Total trust preferred securities	7,020	10,573

[1]	Perpetual instruments, redeemable at specific future dates at the Group’s option.

351	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

33 –

Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2015
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	192,010	0	0	0	0

Interest bearing deposits	153,788	156,710	42,680	15,382	12,004

Trading liabilities [1]	52,303	0	0	0	0

Negative market values from derivative financial instruments [1]	494,076	0	0	0	0

Financial liabilities designated at fair value through profit or loss	18,450	25,067	3,964	4,357	5,985

Investment contract liabilities [2]	0	104	873	1,701	5,843

Negative market values from derivative financial instruments qualifying for hedge accounting [3]	0	556	918	1,908	2,983

Central bank funds purchased	574	0	0	0	0

Securities sold under repurchase agreements	7,498	1,919	519	0	0

Securities loaned	2,818	16	0	1	414

Other short-term borrowings	17,782	2,771	6,865	0	0

Long-term debt	62	16,834	12,414	92,914	52,169

Trust preferred securities	0	831	628	5,772	1,285

Other financial liabilities	146,684	3,791	456	361	36

Off-balance sheet loan commitments	166,236	0	0	0	0

Financial guarantees	19,828	0	0	0	0

Total [4]	1,272,109	208,600	69,317	122,396	80,719

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

Deutsche Bank	2 – Consolidated Financial Statements	352
Annual Report 2015

	Dec 31, 2014
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	160,733	0	0	0	0

Interest bearing deposits	138,030	160,290	51,183	13,855	12,503

Trading liabilities [1]	41,843	0	0	0	0

Negative market values from derivative financial instruments [1]	610,202	0	0	0	0

Financial liabilities designated at fair value through profit or loss	29,752	12,543	4,292	3,947	6,696

Investment contract liabilities [2]	0	91	847	1,586	5,999

Negative market values from derivative financial instruments qualifying for hedge accounting [3]	0	282	636	1,543	2,602

Central bank funds purchased	986	0	0	0	0

Securities sold under repurchase agreements	3,696	4,964	2,007	0	0

Securities loaned	1,961	26	0	0	363

Other short-term borrowings	26,633	8,035	8,832	0	0

Long-term debt	543	6,597	21,983	83,529	51,855

Trust preferred securities	0	4,183	1,396	6,440	251

Other financial liabilities	155,066	4,011	477	372	23

Off-balance sheet loan commitments	139,342	0	0	0	0

Financial guarantees	22,344	0	0	0	0

Total [4]	1,331,132	201,023	91,653	111,271	80,292

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

353	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Additional Notes

34 –

Common Shares

Common Shares

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2014	1,019,499,640	(171,904)	1,019,327,736

Shares issued under share-based compensation plans	0	0	0
Capital increase	359,773,491	0	359,773,491
Shares purchased for treasury	0	(310,846,161)	(310,846,161)
Shares sold or distributed from treasury	0	310,757,883	310,757,883

Common shares, December 31, 2014	1,379,273,131	(260,182)	1,379,012,949
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Shares purchased for treasury	0	(326,647,008)	(326,647,008)
Shares sold or distributed from treasury	0	326,532,326	326,532,326

Common shares, December 31, 2015	1,379,273,131	(374,864)	1,378,898,267

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

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2015, Deutsche Bank AG had authorized but unissued capital of € 1,760,000,000 which may be issued in whole or in part until April 30, 2020. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date

€ 352,000,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company and may be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2020

€ 1,408,000,000	Cash	May be excluded insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company (see Articles of Association Section 4)	April 30, 2020

Deutsche Bank	2 – Consolidated Financial Statements	354
Annual Report 2015

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

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2017

€ 256,000,000	April 30, 2019

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2015, 2014 and 2013, respectively.

	2015 (proposed)	2014	2013
Cash dividends declared (in € m.) [1]	0	1,034	765

Cash dividends declared per common share (in €)	0.00	0.75	0.75

[1]	Cash dividend for 2015 is based on the number of shares issued as of December 31, 2015.

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

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

355	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsch Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2015/ 2014/ 2013	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual retention

		Or cliff vesting after 54 months[1]	Yes[2]	Members of Management Board or of Senior Management Group

	Retention/New Hire	Individual specification	Yes	Select employees to attract and retain the best talent

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

2012/ 2011	Annual Award	1/3: 12 months[4] 1/3: 24 months[4] 1/3: 36 months[4]	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	Yes	Select employees to attract and retain the best talent

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

2010	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention

		Or cliff vesting after 54 months	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification	No	Select employees to attract and retain the best talent

[1]	For members of the Management Board or of the Senior Management Group and all other regulated employees a further retention period of six months applies.
[2]	Early retirement provisions do not apply to members of the Management Board.
[3]	For members of the Management Board share delivery after a retention period of three years. For all other regulated employees share delivery after a retention period of six months.
[4]	For members of the Management Board a different schedule applies. For all other regulated employees share delivery after a further retention period of six months.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan (“GSPP”). The GSPP offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the bank matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, about 19,000 staff from 28 countries enrolled in the seventh cycle that began in November 2015.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

The following table shows the outstanding share award units as of the respective dates, which represent a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan.

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2013	51,291	€ 33.61

Balance as of December 31, 2014	52,449	€ 31.60

Balance as of December 31, 2015	53,651	€ 28.18

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 19 million, € 21 million and € 32 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Deutsche Bank	2 – Consolidated Financial Statements	356
Annual Report 2015

As of December 31, 2015, the grant volume of outstanding share awards was approximately € 1.5 billion. Thereof, € 1.0 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.5 billion as of December 31, 2015.

In addition to the amounts shown in the table above, approximately 5.4 million shares were issued to plan participants in February 2016, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.2 million units under the cash plan variant of this DB Equity Plan).

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

The Group’s defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to a certain extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group’s obligations.

	Dec 31, 2015

in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	4,352	796	436	845	6,429
Participants in deferred status	1,883	2,350	538	196	4,967
Participants in payment status	4,548	1,177	533	300	6,558

Total defined benefit obligation	10,783	4,323	1,507	1,341	17,954

Fair value of plan assets	10,371	5,322	1,182	1,210	18,085

Funding ratio (in %)	96	123	78	90	101

					Dec 31, 2014

in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	4,611	813	405	780	6,609
Participants in deferred status	1,983	2,266	478	195	4,922
Participants in payment status	4,669	1,216	492	285	6,662

Total defined benefit obligation	11,263	4,295	1,375	1,260	18,193

Fair value of plan assets	10,634	5,095	1,072	1,109	17,910

Funding ratio (in %)	94	119	78	88	98

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

357	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 196 million and € 197 million at December 31, 2015 and December 31, 2014, respectively. In combination with the benefit structure, these plans represent limited risk for the Group.

The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service, and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2015	383	123	85	69	660
Benefits expected to be paid 2016	386	86	81	68	621
Benefits expected to be paid 2017	398	96	83	66	643
Benefits expected to be paid 2018	417	102	82	66	667
Benefits expected to be paid 2019	433	111	88	67	699
Benefits expected to be paid 2020	448	123	83	65	719
Benefits expected to be paid 2021 – 2025	2,516	776	449	350	4,091
Weighted average duration of defined benefit obligation (in years)	14	20	12	16	16

Multi-employer Plans

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation. BVV is a multi-employer defined benefit plan. However the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. According to the BVV’s most recent disclosures, there is no current deficit in the plan that may affect the amount of future Group contributions. Furthermore, any plan surplus emerging in the future will be distributed to the plan members, hence it cannot reduce future Group contributions.

The Group’s expenses for defined contribution plans also include annual contributions by Deutsche Post-bank AG to the pension fund for postal civil servants in Germany. Responsibility for the liability for these benefits lies with the German government.

Deutsche Bank	2 – Consolidated Financial Statements	358
Annual Report 2015

Governance and Risk

The Group maintains a Pensions Risk Committee to oversee its pension and related risks on a global basis. This Committee meets quarterly, reports directly to the Senior Executive Compensation Committee and is supported by the Pensions Operating Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the Group related to market developments (e.g., interest rate, credit spread, price inflation), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (e.g., longevity). In addition, the Group estimates and provides for uncertain income tax positions which may have an impact on the Group’s plan assets. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different. Especially during and after acquisitions or changes in the external environment (e.g., legislation, taxation), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

In the Group’s key pension countries, the Group’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, price inflation and longevity, although these have been partially mitigated through the investment strategy adopted.

Overall, the Group seeks to minimize the impact of pensions on the Group’s financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements. The Group measures its pension risk exposures on a regular basis using specific metrics developed by the Group for this purpose.

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

For most of the externally funded defined benefit plans there are minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group’s funding policy. There are some locations, e.g. the United Kingdom, where the trustees and the Bank jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the broadly fully funded position and the investment strategy adopted in the Group’s key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. For example, in the United Kingdom and the United States, the main plan funding contributions in these countries are expected to be immaterial to the Group overall in 2016. In Germany, no minimum funding requirements typically apply, however the Group will consider reimbursements for benefits paid from the Group’s assets as cash contributions into the external pension trusts during the year, with reference to the Group’s funding policy.

For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

359	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

	Dec 31, 2015				Dec 31, 2014
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	2.4	3.9	4.2	2.6	2.0	3.7	3.9	2.3
Rate of price inflation (in %)	1.6	3.4	2.3	2.2	1.5	3.4	2.2	2.0
Rate of nominal increase in future compensation levels (in %)	2.1	4.4	2.3	2.5	2.0	4.4	2.2	2.6
Rate of nominal increase for pensions in payment (in %)	1.5	3.3	2.3	1.1	1.4	3.2	2.2	1.2
Assumed life expectancy at age 65
For a male aged 65 at measurement date	19.0	23.5	21.8	21.6	18.9	23.7	21.7	21.5
For a female aged 65 at measurement date	23.1	25.0	24.0	24.1	22.9	25.3	23.9	24.1
For a male aged 45 at measurement date	21.6	25.1	23.5	23.4	21.5	25.4	23.4	23.2
For a female aged 45 at measurement date	25.6	26.9	25.6	25.8	25.5	27.1	25.6	25.7
Mortality tables applied	Richttafeln Heubeck 2005G	SAPS Light with CMI 2015 projections	RP2014 Aggregate	Country specific tables	Richttafeln Heubeck 2005G	SAPS Light with CMI 2013 projections	RP2014 Aggregate	Country specific tables

[1]	Cash balance interest crediting rate in line with the 30-year US government bond yield.

For the Group’s most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan. For longer durations where limited bond information is available, reasonable yield curve extrapolation methods are applied using respective actual swap rates and credit spread assumptions. Consistent discount rates are used across all plans in each currency zone, based on the assumption applicable for the Group’s largest plan(s) in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate at each measurement date with a duration broadly consistent with the respective plan’s obligations.

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

Deutsche Bank	2 – Consolidated Financial Statements	360
Annual Report 2015

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

	2015
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:

Balance, beginning of year	11,263	4,295	1,375	1,260	18,193

Defined benefit cost recognized in Profit & Loss
Current service cost	202	30	24	61	317
Interest cost	224	170	58	29	481
Past service cost and gain or loss arising from settlements	4	4	0	1	9
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(551)	(143)	(39)	(50)	(783)
Actuarial gain or loss arising from changes in demographic assumptions	0	(66)	0	0	(66)
Actuarial gain or loss arising from experience	22	(103)	15	(9)	(75)
Cash flow and other changes
Contributions by plan participants	3	0	0	13	16
Benefits paid	(383)	(123)	(85)	(69)	(660)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	259	159	54	472
Other [1]	(1)	0	0	51	50

Balance, end of year	10,783	4,323	1,507	1,341	17,954

thereof:
Unfunded	2	14	203	114	333
Funded	10,781	4,309	1,304	1,227	17,621

Change in fair value of plan assets:

Balance, beginning of year	10,634	5,095	1,072	1,109	17,910

Defined benefit cost recognized in Profit & Loss
Interest income	213	201	45	26	485
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(463)	(152)	(49)	(41)	(705)
Cash flow and other changes
Contributions by plan participants	3	0	0	13	16
Contributions by the employer	367	2	64	51	484
Benefits paid [2]	(383)	(122)	(72)	(47)	(624)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	304	124	49	477
Other [1]	0	0	0	51	51
Plan administration costs	0	(6)	(2)	(1)	(9)

Balance, end of year	10,371	5,322	1,182	1,210	18,085

Funded status, end of year	(412)	999	(325)	(131)	131

Change in irrecoverable surplus (asset ceiling)

Balance, beginning of year	0	0	0	0	0

Interest cost	0	0	0	0	0
Changes in irrecoverable surplus	0	0	0	0	0
Exchange rate changes	0	0	0	0	0

Balance, end of year	0	0	0	0	0

Net asset (liability) recognized	(412)	999	(325)	(131)	131 [3]

[1]	Includes the opening balance of a plan in India for which defined contribution plan accounting was applied before
[2]	For funded plans only.
[3]	Thereof recognized € 1,161 million in Other assets and € 1,030 million in Other liabilities.

361	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

	2014
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:

Balance, beginning of year	9,487	3,588	1,136	1,022	15,233

Defined benefit cost recognized in Profit & Loss
Current service cost	163	28	21	53	265
Interest cost	330	166	55	35	586
Past service cost and gain or loss arising from settlements	13	1	0	17	31
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	1,883	405	35	184	2,507
Actuarial gain or loss arising from changes in demographic assumptions	0	0	50	(1)	49
Actuarial gain or loss arising from experience	26	(22)	(5)	6	5
Cash flow and other changes
Contributions by plan participants	4	0	0	13	17
Benefits paid	(379)	(79)	(75)	(72)	(605)
Payments in respect to settlements	0	0	0	(10)	(10)
Acquisitions/Divestitures[1]	(265)	(57)	0	(15)	(337)
Exchange rate changes	0	265	158	25	448
Other[2]	1	0	0	3	4

Balance, end of year	11,263	4,295	1,375	1,260	18,193

thereof:
Unfunded	0	15	197	122	334
Funded	11,263	4,280	1,178	1,138	17,859

Change in fair value of plan assets:

Balance, beginning of year	9,142	4,099	856	921	15,018

Defined benefit cost recognized in Profit & Loss
Interest income	322	189	41	32	584
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	1,334	621	44	126	2,125
Cash flow and other changes
Contributions by plan participants	4	0	0	13	17
Contributions by the employer	449	3	76	46	574
Benefits paid[3]	(378)	(78)	(65)	(39)	(560)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures[1]	(238)	(43)	0	(14)	(295)
Exchange rate changes	0	307	122	24	453
Other	0	0	0	0	0
Plan administration costs	(1)	(3)	(2)	0	(6)

Balance, end of year	10,634	5,095	1,072	1,109	17,910

Funded status, end of year	(629)	800	(303)	(151)	(283)

Change in irrecoverable surplus (asset ceiling)

Balance, beginning of year	0	0	0	(29)	(29)

Interest cost	0	0	0	(1)	(1)
Changes in irrecoverable surplus	0	0	0	30	30

Balance, end of year	0	0	0	0	0

Net asset (liability) recognized	(629)	800	(303)	(151)	(283) [4]

[1]	BHF-Bank, Tilney.
[2]	Includes opening balances of first time application of smaller plans.
[3]	For funded plans only.
[4]	Thereof recognized € 952 million in Other assets and € 1,235 million in Other liabilities.

There are no reimbursement rights for the Group.

Deutsche Bank	2 – Consolidated Financial Statements	362
Annual Report 2015

Investment Strategy

The Group’s investment objective is to protect the Group from adverse impacts of changes in the funding position of its defined benefit pension plans on key financial metrics, with a primary focus on immunizing the plans’ IFRS funded status, while taking into account the plans’ impact on other metrics, such as regulatory capital and local profit & loss accounts. Investment mandates allow for risk-taking through duration mismatches and asset class diversification with respect to the relevant investment benchmark.

To achieve the primary objective of immunizing the IFRS funded status of key defined benefit plans, the Group applies a liability driven investment (LDI) approach. Risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements are minimized, subject to balancing relevant trade-offs. This is achieved by allocating plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations. For pension plans where a full LDI approach may impact adversely other key financial metrics important to the Group’s overall financial position, the Group may deviate from this primary investment strategy. In 2015, the Group decided to adjust temporarily the investment strategy for the German main pension plan assets by reducing the interest rate and credit spread hedges. The Group closely monitors this divergence from the primary investment strategy and has put in place governance mechanisms to ensure a regular review of the deviation from the LDI approach.

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

Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group’s funded defined benefit plans to key asset classes, i.e., exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

363	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Asset amounts in the following table include both “quoted” (i.e., Level 1 assets in accordance with IFRS 13 –amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and “other” (i.e., Level 2 and 3 assets in accordance with IFRS 13) assets.

	Dec 31, 2015					Dec 31, 2014
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	1,230	138	27	86	1,481	1,056	102	25	68	1,251

Equity instruments[1]	961	648	113	272	1,994	134	560	108	208	1,010

Investment-grade bonds[2]
Government	3,659	1,918	524	287	6,388	3,517	1,502	400	255	5,674
Non-government bonds	4,271	2,456	400	346	7,473	5,731	2,035	447	358	8,571

Non-investment-grade bonds
Government	125	0	0	11	136	54	0	0	14	68
Non-government bonds	277	79	8	19	383	215	109	12	30	366

Structured products	35	259	45	12	351	14	389	42	29	474

Insurance	1	0	0	14	15	0	0	0	17	17

Alternatives
Real estate	189	137	0	39	365	114	117	0	35	266
Commodities	0	7	0	8	15	25	0	0	2	27
Private equity	51	0	0	0	51	51	0	0	0	51
Other	347	38	0	100	485	56	0	0	33	89

Derivatives (Market Value)
Interest rate	(811)	(60)	65	21	(785)	482	409	38	73	1,002
Credit	(11)	0	0	0	(11)	(27)	(1)	0	(1)	(29)
Inflation	0	(245)	0	(8)	(253)	(763)	(214)	0	(12)	(989)
Foreign exchange	42	(6)	0	2	38	(51)	40	0	(1)	(12)
Other	5	(47)	0	1	(41)	26	47	0	1	74

Total fair value of plan assets	10,371	5,322	1,182	1,210	18,085	10,634	5,095	1,072	1,109	17,910

[1]

Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index.

[2]	Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A.

The following table sets out the Group’s funded defined benefit plan assets only invested in “quoted” assets, i.e., Level 1 assets in accordance with IFRS 13.

	Dec 31, 2015					Dec 31, 2014
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	1,209	138	29	68	1,444	1,056	100	14	50	1,220

Equity instruments	961	648	113	272	1,994	131	560	108	206	1,005

Investment-grade bonds
Government	1,883	1,917	522	183	4,505	2,255	1,502	0	182	3,939
Non-government bonds	0	0	0	0	0	26	1,887	0	84	1,997

Non-investment-grade bonds
Government	0	0	0	0	0	0	0	0	14	14
Non-government bonds	0	0	0	0	0	78	97	0	3	178

Structured products	0	259	0	11	270	0	368	0	29	397

Insurance	0	0	0	0	0	0	0	0	0	0

Alternatives
Real estate	0	0	0	0	0	9	68	0	0	77
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	108	0	0	6	114	0	0	0	0	0

Derivatives (Market Value)
Interest rate	0	0	17	(1)	16	0	0	0	13	13
Credit	0	0	0	0	0	(27)	(1)	0	0	(28)
Inflation	0	0	0	0	0	0	0	0	(3)	(3)
Foreign exchange	42	(6)	0	2	38	0	40	0	0	40
Other	5	0	0	1	6	0	0	0	0	0

Total fair value of quoted plan assets	4,208	2,956	681	542	8,387	3,528	4,621	122	578	8,849

Deutsche Bank	2 – Consolidated Financial Statements	364
Annual Report 2015

All the remaining assets are invested in “other” assets, the majority of which are invested in Level 2 assets in accordance with IFRS 13, being primarily investment-grade corporate bonds. A relatively small element overall is in Level 3 assets in accordance with IFRS 13, being primarily real estate, insurance policies and derivative contracts.

The following tables show the asset allocation of the “quoted” and other defined benefit plan assets by key geography in which they are invested.

	Dec 31, 2015
in € m.	Germany	United Kingdom	United States	Other Eurozone		Other developed countries	Emerging markets	Total
Cash and cash equivalents	35	147	66	1,183		26	24	1,481
Equity instruments	256	137	859	236		375	131	1,994
Government bonds (investment-grade and above)	1,842	1,895	535	1,446		209	461	6,388
Government bonds (non-investment-grade)	0	0	0	4		4	128	136
Non-government bonds (investment-grade and above)	427	1,838	2,184	2,081	[1]	864	79	7,473
Non-government bonds (non-investment-grade)	19	48	168	107		29	12	383
Structured products	34	219	42	39		16	1	351

Subtotal	2,613	4,284	3,854	5,096		1,523	836	18,206

Share (in %)	14	24	21	28		8	5	100
Other asset categories								(121)

Fair value of plan assets								18,085

[1]	Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

	Dec 31, 2014
in € m.	Germany	United Kingdom	United States	Other Eurozone		Other developed countries	Emerging markets	Total
Cash and cash equivalents	1,052	106	57	7		9	20	1,251
Equity instruments	75	84	415	174		168	94	1,010
Government bonds (investment-grade and above)	2,089	1,457	628	933		82	485	5,674
Government bonds (non-investment-grade)	0	0	0	0		0	68	68
Non-government bonds (investment-grade and above)	473	1,644	2,302	3,106	[1]	688	358	8,571
Non-government bonds (non-investment-grade)	18	76	91	132		17	32	366
Structured products	14	409	36	13		2	0	474

Subtotal	3,721	3,776	3,529	4,365		966	1,057	17,414

Share (in %)	21	22	20	25		6	6	100
Other asset categories								496

Fair value of plan assets								17,910

[1]	Majority of this amount relates to bonds of French, Italian and Dutch corporate bonds.

Plan assets at December 31, 2015 include derivative transactions with Group entities with a negative market value of around € 793 million. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

365	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

For defined benefit pension plans where the Group applies a LDI approach, changes in capital market conditions will impact the plan obligations via actuarial assumptions – mainly discount rate and price inflation rate – as well as the plan assets. Consequently, to aid understanding of the Group’s risk exposures related to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown; for sensitivities to changes in actuarial assumptions that do not impact the plan assets, only the impact on the defined benefit obligations is shown.

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

Deutsche Bank	2 – Consolidated Financial Statements	366
Annual Report 2015

	Dec 31, 2015				Dec 31, 2014
in € m.	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Discount rate (–100 bp):
(Increase) in DBO	(1,610)	(920)	(90)	(215)	(1,740)	(950)	(90)	(220)
Expected increase in plan assets[1]	660	1,025	80	125	1,525	925	75	115

Expected net impact on funded status (de-) increase	(950)	105	(10)	(90)	(215)	(25)	(15)	(105)

Discount rate (+100 bp):
Decrease in DBO	1,395	760	85	180	1,505	775	85	180
Expected (decrease) in plan assets[1]	(660)	(1,025)	(80)	(125)	(1,525)	(925)	(75)	(115)

Expected net impact on funded status (de-) increase	735	(265)	5	55	(20)	(150)	10	65

Credit spread (–100 bp):
(Increase) in DBO	(1,610)	(920)	(190)	(230)	(1,740)	(950)	(180)	(230)
Expected increase in plan assets[1]	465	250	50	40	880	225	45	40

Expected net impact on funded status (de-) increase	(1,145)	(670)	(140)	(190)	(860)	(725)	(135)	(190)

Credit spread (+100 bp):
Decrease in DBO	1,395	760	170	190	1,505	775	160	190
Expected (decrease) in plan assets[1]	(465)	(250)	(50)	(40)	(880)	(225)	(45)	(40)

Expected net impact on funded status (de-) increase	930	510	120	150	625	550	115	150

Rate of price inflation (–50 bp):[2]
Decrease in DBO	305	340	0	50	350	330	0	75
Expected (decrease) in plan assets[1]	(215)	(355)	0	(10)	(245)	(290)	0	(10)

Expected net impact on funded status (de-) increase	90	(15)	0	40	105	40	0	65

Rate of price inflation (+50 bp):[2]
(Increase) in DBO	(315)	(370)	0	(55)	(365)	(355)	0	(80)
Expected increase in plan assets[1]	215	355	0	10	245	290	0	10

Expected net impact on funded status (de-) increase	(100)	15	0	(45)	(120)	(65)	0	(70)

Rate of real increase in future compensation levels (–50 bp):
Decrease in DBO, net impact on funded status	70	15	0	15	80	15	0	15

Rate of real increase in future compensation levels (+50 bp):
(Increase) in DBO, net impact on funded status	(70)	(15)	0	(15)	(80)	(15)	0	(15)

Longevity improvements by 10%:[3]
(Increase) in DBO, net impact on funded status	(260)	(110)	(25)	(25)	(275)	(85)	(25)	(20)

[1]

Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland, the Netherlands and Belgium which cover over 99 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation.

[2]	Incorporates sensitivity to changes in nominal increase for pensions in payment to the extent linked to the price inflation assumption.
[3]	Estimated to be equivalent to an increase of around 1 year in overall life expectancy.

367	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2016, including contributions to the Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

2016
in € m.	Total
Expected contributions to
Defined benefit plan assets	275
BVV	55
Pension fund for Postbank's postal civil servants	95
Other defined contribution plans	265
Expected benefit payments for unfunded defined benefit plans	30

Expected total cash flow related to post-employment benefits	720

Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2 respectively.

in € m.	2015	2014	2013
Expenses for defined benefit plans:
Service cost	326	296	261
Net interest cost (income)	(4)	3	10

Total expenses defined benefit plans	322	299	271

Expenses for defined contribution plans:
BVV	53	51	51
Pension fund for Postbank’s postal civil servants	95	97	97
Other defined contribution plans	264	228	221

Total expenses for defined contribution plans	412	376	369

Total expenses for post-employment benefit plans	734	675	640

Employer contributions to mandatory German social security pension plan	231	229	230

Expenses for share-based payments, equity settled[1]	816	860	918
Expenses for share-based payments, cash settled[1]	15	11	29
Expenses for cash retention plans[1]	738	815	811
Expenses for severance payments[2]	184	205	274

[1]

Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group’s restructuring expenses.

[2]	Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

Deutsche Bank	2 – Consolidated Financial Statements	368
Annual Report 2015

36 –

Income Taxes

in € m.	2015	2014	2013
Current tax expense (benefit):
Tax expense (benefit) for current year	1,385	764	913
Adjustments for prior years	277	(12)	41

Total current tax expense (benefit)	1,662	752	954

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	(378)	644	7
Effect of changes in tax law and/or tax rate	140	44	35
Adjustments for prior years	(749)	(15)	(221)

Total deferred tax expense (benefit)	(987)	673	(179)

Total income tax expense (benefit)	675	1,425	775

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 0.4 million in 2015, an income tax expense of € 2 million in 2014 and an income tax expense of € 23 million in 2013.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 3 million in 2015. These effects reduced the current tax expense by € 5 million and by € 3 million in 2014 and 2013, respectively.

Total deferred tax benefit includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which decreased the deferred tax benefit by € 187 million in 2015. In 2014 these effects reduced the deferred tax expense by € 303 million and increased the deferred tax benefit by € 237 million in 2013.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense

in € m.	2015	2014	2013
Expected tax expense at domestic income tax rate of 31%	(1,890)	966	451

Foreign rate differential	(157)	88	154

Tax-exempt gains on securities and other income	(345)	(371)	(337)

Loss (income) on equity method investments	(21)	(93)	(84)

Nondeductible expenses	1,288	649	571

Impairments of goodwill	1,407	0	0

Changes in recognition and measurement of deferred tax assets[1]	184	(308)	(240)

Effect of changes in tax law and/or tax rate	140	44	35

Effect related to share-based payments	(5)	78	(5)

Effect of policyholder tax	0	(2)	23

Other[1]	74	374	207

Actual income tax expense (benefit)	675	1,425	775

[1]	Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets” and “Other”.

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2015, 2014 and 2013 “Other” in the preceding table mainly includes the effects of these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the years 2015, 2014 and 2013.

369	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2015	2014	2013
Actuarial gains/losses related to defined benefit plans	(213)	407	58

Financial assets available for sale:
Unrealized net gains/losses arising during the period	104	(457)	(21)
Net gains/losses reclassified to profit or loss	10	5	103

Derivatives hedging variability of cash flows:
Unrealized net gains/losses arising during the period	3	(7)	(58)
Net gains/losses reclassified to profit or loss	(6)	(146)	(10)

Other equity movement:
Unrealized net gains/losses arising during the period	(90)	(68)	(175)
Net gains/losses reclassified to profit or loss	(2)	1	1

Income taxes (charged) credited to other comprehensive income	(194)	(265)	(102)

Other income taxes (charged) credited to equity	72	(21)	65

Major components of the Group’s gross deferred tax assets and liabilities

in € m.	Dec 31, 2015	Dec 31, 2014
Deferred tax assets:
Unused tax losses	3,477	2,785
Unused tax credits	215	192
Deductible temporary differences:
Trading activities	7,748	8,454
Property and equipment	468	459
Other assets	1,640	2,382
Securities valuation	92	93
Allowance for loan losses	982	1,020
Other provisions	1,310	811
Other liabilities	1,028	838

Total deferred tax assets pre offsetting	16,960	17,034

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	7,446	7,746
Property and equipment	64	52
Other assets	954	832
Securities valuation	523	1,628
Allowance for loan losses	50	71
Other provisions	351	233
Other liabilities	556	782

Total deferred tax liabilities pre offsetting	9,944	11,344

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2015	Dec 31, 2014
Presented as deferred tax assets	7,762	6,865

Presented as deferred tax liabilities	746	1,175

Net deferred tax assets	7,016	5,690

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

Deutsche Bank	2 – Consolidated Financial Statements	370
Annual Report 2015

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2015 [1]	Dec 31, 2014 [1]
Deductible temporary differences	(277)	(314)

Not expiring	(4,372)	(3,745)
Expiring in subsequent period	(2)	(4)
Expiring after subsequent period	(1,067)	(1,334)

Unused tax losses	(5,441)	(5,083)

Expiring after subsequent period	(95)	(88)

Unused tax credits	(97)	(88)

[1]	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2015 and December 31, 2014, the Group recognized deferred tax assets of € 5.0 billion and € 5.5 billion, respectively, that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2015 and December 31, 2014, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 93 million and € 134 million respectively, in respect of which no deferred tax liabilities were recognized.

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

371	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

	Dec 31, 2015		Dec 31, 2014

in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as fair value hedges	2,671	986	3,679	2,136

For the years ended December 31, 2015, 2014 and 2013, a loss of € 1.1 billion, a gain of € 1.0 billion and a loss of € 2.4 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a gain of € 1.0 billion, a loss of € 1.3 billion and a gain of € 1.7 billion.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps and equity index swaps, in order to protect itself against exposure to variability in interest rates and equities.

	Dec 31, 2015		Dec 31, 2014
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as cash flow hedges	239	0	234	0

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2015
Cash inflows from assets	32	49	0	0
Cash outflows from liabilities	(20)	(33)	(26)	(15)

Net cash flows 2015	12	16	(26)	(15)

As of December 31, 2014
Cash inflows from assets	23	35	5	0
Cash outflows from liabilities	(21)	(35)	(28)	(25)

Net cash flows 2014	2	0	(23)	(25)

Deutsche Bank	2 – Consolidated Financial Statements	372
Annual Report 2015

Cash Flow Hedge Balances

in € m.	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Reported in Equity [1]	138	118	(215)
thereof relates to terminated programs	(14)	(15)	(16)

Gains (losses) posted to equity for the year ended	1	(6)	91
Gains (losses) removed from equity for the year ended	(20)	(339)	(35)
Ineffectiveness recorded within P&L	(1)	(3)	1

[1]	Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

As of December 31, 2015 the longest term cash flow hedge matures in 2022.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

	Dec 31, 2015		Dec 31, 2014
in € m.	Assets	Liabilities	Assets	Liabilities
Derivatives held as net investment hedges	226	5,379	490	2,927

For the years ended December 31, 2015, 2014 and 2013, losses of € 425 million, € 357 million and € 320 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

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

Compensation expense of key management personnel

in € m.	2015	2014	2013
Short-term employee benefits	31	26	18

Post-employment benefits	6	4	3

Other long-term benefits	11	7	6

Termination benefits	20	0	0

Share-based payment	15	5	8

Total	83	42	35

373	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1.1 million as of December 31, 2015, € 1.1 million as of December 31, 2014 and € 1 million as of December 31, 2013.

Among the Group’s transactions with key management personnel as of December 31, 2015 were loans and commitments of € 11 million and deposits of € 8 million. As of December 31, 2014, the Group’s transactions with key management personnel were loans and commitments of € 3 million and deposits of € 16 million.

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

Loans

in € m.	2015	2014
Loans outstanding, beginning of year	321	357

Loans issued during the year	464	596
Loan repayment during the year	376	657
Changes in the group of consolidated companies	(31)	(1)
Exchange rate changes/other	18	27

Loans outstanding, end of year[1]	396	321

Other credit risk related transactions:

Allowance for loan losses	1	5

Provision for loan losses	0	0

Guarantees and commitments	263	45

[1]

Loans past due were € 4 million as of December 31, 2015 and € 3 million as of December 31, 2014. For the above loans the Group held collateral of € 69 million and € 70 million as of December 31, 2015 and December 31, 2014, respectively.

Deposits

in € m.	2015	2014
Deposits outstanding, beginning of year	128	167

Deposits received during the year	326	245

Deposits repaid during the year	295	244

Changes in the group of consolidated companies	(0)	(43)

Exchange rate changes/other	2	4

Deposits outstanding, end of year[1]	162	128

[1]	The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 32 million as of December 31, 2015 and € 87 million as of December 31, 2014. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 0 million as of December 31, 2015 and € 0 million as of December 31, 2014.

Deutsche Bank	2 – Consolidated Financial Statements	374
Annual Report 2015

Other transactions with related parties also reflected the following:

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank Company Limited and has accounted for this associate under the equity method since February 11, 2011. The investment has been reclassified from equity method to held for sale as per December 31, 2015. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation combining the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision has been recognized for the cooperation with an amount of € 54 million as per December 31, 2015. This provision captures the Group’s estimated obligation from the cooperation. Further details are included in Note 26 “Non-Current Assets and Disposal Groups Held for Sale”.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities.

Transactions with related party pension plans

in € m.	2015	2014
Equity shares issued by the Group held in plan assets	0	6

Other assets	0	73

Fees paid from plan assets to asset managers of the Group	41	31

Market value of derivatives with a counterparty of the Group	(793)	(255)

Notional amount of derivatives with a counterparty of the Group	10,516	11,806

39 –

Information on Subsidiaries

Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.

The Group consists of 1,217 (2014: 1,485) consolidated entities, thereof 545 (2014: 756) consolidated structured entities. 796 (2014: 869) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 421 (2014: 616) of the consolidated entities (noncontrolling interests). As of December 31, 2014 and 2015, the noncontrolling interests are neither individually nor cumulatively material to the Group.

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

375	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

The following restrictions impact the Group’s ability to use assets:

—

The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities.

—	The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities.
—	Assets held by insurance subsidiaries are primarily held to satisfy the obligations to the companies’ policy holders.
—	Regulatory and central bank requirements or local corporate laws may restrict the Group’s ability to transfer assets to or from other entities within the Group in certain jurisdictions.

Restricted assets

	Dec 31, 2015		Dec 31, 2014
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	78,263	2,190	63,518	1,254

Financial assets at fair value through profit or loss	820,883	79,222	942,924	82,612

Financial assets available for sale	73,583	11,046	64,297	10,638

Loans	427,749	46,352	405,612	51,450

Other	239,441	9,294	232,352	9,506

Total	1,629,130	148,105	1,708,703	155,460

The table above excludes assets that are not encumbered at an individual entity level but which may be subject to restrictions in terms of their transferability within the Group. Such restrictions may be based on local connected lending requirements or similar regulatory restrictions. In this situation, it is not feasible to identify individual balance sheet items that cannot be transferred. This is also the case for regulatory minimum liquidity requirements. The Group identifies the volume of liquidity reserves in excess of local stress liquidity outflows. The aggregate amount of such liquidity reserves that are considered restricted for this purpose is € 19.7 billion as of December 31, 2015 (as of December 31, 2014: € 32.4  billion).

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

Deutsche Bank	2 – Consolidated Financial Statements	376
Annual Report 2015

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

Securitization vehicles

The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2015 and December 31, 2014, there were outstanding loan commitments to these entities for € 251 million and € 2 billion respectively.

Funds

The Group may provide funding and liquidity facility or guarantees to funds consolidated by the group. As of December 31, 2015 and December 31, 2014 notional value of the liquidity facilities and guarantees provided by the group to such funds was € 13.4 billion and € 28 billion.

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

377	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

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

Maximum Exposure to unconsolidated structured entities

The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by the Group, is reflected by the notional amounts. Such amounts do not reflect the economic risks faced by the Group because they do not take into account the effects of collateral or hedges nor the probability of such losses being incurred. At December 31, 2015, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 255 billion, € 606 billion and € 31 billion respectively. At December 31, 2014, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 301 billion, € 615 billion and € 32 billion respectively.

Deutsche Bank	2 – Consolidated Financial Statements	378
Annual Report 2015

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

For Third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral the Group has received/pledged or the notional of the exposure the Group has to the entity.

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

Carrying amounts and size relating to Deutsche Bank’s interests

	Dec 31, 2015
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets

Cash and central bank balances [1]	0	0	0	0	0

Interbank balances (w/o central banks) [1]	18	0	110	422	550

Central bank funds sold and securities purchased under resale agreements	0	0	20	1,445	1,465

Securities Borrowed	0	0	66	23,045	23,111

Total financial assets at fair value through profit or loss	1,924	3,106	14,203	66,109	85,455

Trading assets	1,256	1,339	13,886	18,709	35,303[2]

Positive market values (derivative financial instruments)	619	114	94	6,525	7,352

Financial assets designated at fair value through profit or loss	48	1,653	223	40,876	42,800

Financial assets available for sale	0	421	568	1,722	2,711

Loans	135	34,340	25,026	20,958	80,459

Other assets	103	2,150	565	18,365	21,182

Total assets	2,179	40,017	40,558	132,065	214,932[2]

Liabilities

Total financial liabilities at fair value through profit or loss	319	150	669	9,961	11,099

Negative market values (derivative financial instruments)	319	150	669	9,961	11,099

Total liabilities	319	150	669	9,961	11,099

Off-balance sheet exposure	2	7,724	9,408	13,459	30,710[2]

Total	1,863	47,591	49,297	135,563	234,544

Size of structured entity	10,607	63,187	1,417,316	2,694,148

[1]	From December 31, 2015 onwards Cash and due from banks changed to Cash and central bank balances and Interest-earning deposits with banks changed to Interbank balances (w/o central banks).
[2]	Includes 113 million for total assets and 116 million for off-balance sheet exposure for entity type Others.

379	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

	Dec 31, 2014
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities		Securiti- zations	Funds	Total
Assets

Interest-earning deposits with banks	0	13	[1]	0	405	419

Central bank funds sold and securities purchased under resale agreements	0	0		0	1,599	1,599

Securities Borrowed	0	0		0	17,367	17,367

Total financial assets at fair value through profit or loss	1,292	6,875		21,282	65,934	95,384

Trading assets	963	4,315		21,108	13,419	39,805

Positive market values (derivative financial instruments)	329	703		143	8,789	9,963

Financial assets designated at fair value through profit or loss	0	1,858		31	43,726	45,616

Financial assets available for sale	0	410		875	1,418	2,703

Loans	77	32,553		16,250	15,671	64,551

Other assets	11	87		2,280	21,447	23,824

Total assets	1,380	39,938		40,687	123,842	205,846

Liabilities

Total financial liabilities at fair value through profit or loss	225	626		579	16,968	18,398

Negative market values (derivative financial instruments)	225	626		579	16,968	18,398

Total liabilities	225	626		579	16,968	18,398

Off-balance sheet exposure	3	3,064		1,268	27,699	32,035

Total	1,158	42,376		41,375	134,572	219,483

Size of structured entity	10,938	98,197		3,044,623	3,695,476

[1]	Includes € 13 million of Cash and due from banks.

Trading assets – Total trading assets as of December 31, 2015 and December 31, 2014 of € 35.3 billion and € 39.8 billion are comprised primarily of € 13.8 billion and € 21.1 billion in Securitizations and € 18.7 billion and € 13.4 billion in Funds structured entities respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regards to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover the credit risk arising from loans made to Third party funding structured entities is mitigated by the collateral received.

Financial assets designated at fair value through profit or loss – Reverse repurchase agreements to Funds comprise the majority of the interests in this category and are collateralized by the underlying securities.

Loans – Loans as of December 31, 2015 and December 31, 2014 consists of € 80.4 billion and € 64.6 billion investment in securitization tranches and financing to Third party funding entities. The Group’s financing to Third party funding entities is collateralized by the assets in those structured entities.

Other assets – Other assets as of December 31, 2015 and December 31, 2014 of € 21.2 billion and € 23.8 billion, respectively, consists primarily of prime brokerage receivables and cash margin balances.

Pending Receivables – Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g. brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank’s exposures to structured entities.

Financial Support

Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

Deutsche Bank	2 – Consolidated Financial Statements	380
Annual Report 2015

Sponsored Unconsolidated Structured Entities where the Group has no interest as of December 31, 2015 and December 31, 2014.

As a sponsor, the Group is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

—	transferring assets to the entities
—	providing seed capital to the entities
—	providing operational support to ensure the entity’s continued operation
—	providing guarantees of performance to the structured entities.

The Group is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with the Group. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the Group has acted as a sponsor.

The gross revenues from sponsored entities where the Group did not hold an interest as of December 31, 2015 and December 31, 2014 were € 20.2 million and € 166 million respectively. Instances where the Group does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2015 were 981 million for securitization and € 281 million for repackaging and investment entities. In 2014, they were € 469 million for securitization and € 1.9 billion for repackaging and investment entities.

41 –

Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2015			Dec 31, 2014
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,921	(78)	4,843	4,750	(67)	4,683

Investment contracts	8,522	0	8,522	8,523	0	8,523

Total	13,443	(78)	13,365	13,273	(67)	13,206

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2015		2014
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,750	8,523	4,581	8,067

New business	120	48	158	52
Claims/withdrawals paid	(426)	(708)	(427)	(544)
Other changes in existing business	195	191	118	429
Exchange rate changes	282	468	320	519

Balance, end of year	4,921	8,522	4,750	8,523

Other changes in existing business for the investment contracts of € 191 million and € 429 million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2015 and 2014, respectively.

381	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

As of December 31, 2015 the Group had insurance contract liabilities of € 4.9 billion. Of this, € 2.8 billion represents traditional annuities in payment, € 1.7 billion universal life contracts and € 431 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 431 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 283 million and a best estimate reserve of € 148 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2014 the Group had insurance contract liabilities of € 4.8 billion. Of this, € 2.5 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 444 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 288 million and a best estimate reserve of € 156 million for the guaranteed annuity rates).

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

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on 100 % of the Continuous Mortality Investigation 2014 mortality improvement tables with an ultimate rate of improvement of 1 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 63 % for the year ended December 31, 2015 and 67 % for the year ended December 31, 2014.

Key Assumptions impacting Value of Business Acquired (VOBA)

On acquisition of insurance businesses, the excess of the purchase price over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible

Deutsche Bank	2 – Consolidated Financial Statements	382
Annual Report 2015

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

	Impact on profit before tax		Impact on equity
in € m.	2015	2014	2015	2014
Variable:

Mortality (worsening by ten percent)[1]	(10)	(10)	(8)	(8)

Renewal expense (ten percent increase)	(1)	(1)	(1)	(1)

Interest rate (one percent increase)	7	8	(194)	(185)

[1]	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

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

383	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

42–

Current and Non-Current Assets and Liabilities

Asset and liability line items by amounts recovered or settled within or after one year

Asset items as of December 31, 2015

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2015
Cash and central bank balances	96,940	0	96,940

Interbank balances (w/o central banks)	12,620	223	12,842

Central bank funds sold and securities purchased under resale agreements	21,240	1,216	22,456

Securities borrowed	33,556	1	33,557

Financial assets at fair value through profit or loss	783,383	37,499	820,883

Financial assets available for sale	7,359	66,225	73,583

Equity method investments	0	1,013	1,013

Loans	130,483	297,266	427,749

Property and equipment	0	2,846	2,846

Goodwill and other intangible assets	0	10,078	10,078

Other assets	111,653	6,484	118,137

Assets for current tax	997	288	1,285

Total assets before deferred tax assets	1,198,231	423,139	1,621,368

Deferred tax assets			7,762

Total assets			1,629,130

Liability items as of December 31, 2015

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2015
Deposits	541,557	25,417	566,974

Central bank funds purchased and securities sold under repurchase agreements	9,803	0	9,803

Securities loaned	2,857	414	3,270

Financial liabilities at fair value through profit or loss	584,474	15,280	599,754

Other short-term borrowings	28,010	0	28,010

Other liabilities	168,205	6,800	175,005

Provisions	9,207	0	9,207

Liabilities for current tax	1,086	613	1,699

Long-term debt	26,129	133,887	160,016

Trust preferred securities	995	6,025	7,020

Total liabilities before deferred tax liabilities	1,372,324	188,436	1,560,760

Deferred tax liabilities			746

Total liabilities			1,561,506

Deutsche Bank	2 – Consolidated Financial Statements	384
Annual Report 2015

Asset items as of December 31, 2014

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2014
Cash and central bank balances[1]	74,379	103	74,482

Interbank balances (w/o central banks)[1]	8,822	268	9,090

Central bank funds sold and securities purchased under resale agreements	17,494	303	17,796

Securities borrowed	25,800	34	25,834

Financial assets at fair value through profit or loss	906,129	36,796	942,924

Financial assets available for sale	7,740	56,557	64,297

Equity method investments	0	4,143	4,143

Loans	135,376	270,236	405,612

Property and equipment	0	2,909	2,909

Goodwill and other intangible assets	0	14,951	14,951

Other assets	130,891	7,089	137,980

Assets for current tax	1,589	230	1,819

Total assets before deferred tax assets	1,308,224	393,614	1,701,838

Deferred tax assets			6,865

Total assets			1,708,703

[1]	In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

Liability items as of December 31, 2014

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2014
Deposits	508,481	24,451	532,931

Central bank funds purchased and securities sold under repurchase agreements	10,887	0	10,887

Securities loaned	1,976	363	2,339

Financial liabilities at fair value through profit or loss	680,496	17,203	697,699

Other short-term borrowings	42,931	0	42,931

Other liabilities	177,798	6,024	183,823

Provisions	6,677	0	6,677

Liabilities for current tax	780	828	1,608

Long-term debt	25,739	119,098	144,837

Trust preferred securities	4,906	5,667	10,573

Total liabilities before deferred tax liabilities	1,460,672	173,634	1,634,306

Deferred tax liabilities			1,175

Total liabilities			1,635,481

43 –

Events after the Reporting Period

On February 23, 2016 the Group announced the successful completion of the tender offer to repurchase up to € 3 billion of five Euro-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to € 1.27 billion. In addition, on February 29, 2016 the Group announced the initial results of the tender offer to repurchase up to U.S.$ 2 billion of eight U.S. dollar-denominated issues of senior unsecured debt securities. The resulting accepted total volume amounted to U.S.$ 740 million. The Group expects to record a positive income in the first quarter of 2016 related to these transactions of approximately € 55 million.

385	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

44 –

Condensed Deutsche Bank AG (Parent Company only) Financial Information

Condensed Statement of Income

in € m.	2015	2014	2013
Interest income, excluding dividends from subsidiaries	13,760	12,262	11,222

Dividends received from subsidiaries:

Bank subsidiaries	296	405	735
Nonbank subsidiaries	5,010	2,775	3,152

Interest expense	7,559	7,833	6,956

Net interest and dividend income	11,506	7,609	8,153

Provision for credit losses	359	764	801

Net interest and dividend income after provision for credit losses	11,147	6,845	7,352

Noninterest income:

Commissions and fee income	4,265	4,349	4,148
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,918	3,559	3,791
Other income (loss)[1]	(1,371)	(1,597)	(1,591)

Total noninterest income	7,812	6,311	6,348

Noninterest expenses:

Compensation and benefits	5,763	5,187	5,063
General and administrative expenses	10,997	6,755	7,104
Services provided by (to) affiliates, net	1,621	77	(7)
Impairment of goodwill and other intangible assets	519	0	0

Total noninterest expenses	18,899	12,019	12,160

Income (loss) before income taxes	60	1,137	1,540

Income tax expense (benefit)	1,003	602	316

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	(943)	535	1,224

[1]	Includes net gains (losses) on financial assets available for sale and impairments/write-ups on investments in subsidiaries.

Condensed Statement of Comprehensive Income

in € m.	2015	2014	2013
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	(943)	535	1,224

Other comprehensive income (loss), net of tax	1,183	2,174	(1,211)

Total comprehensive income (loss), net of tax	240	2,709	13

Deutsche Bank	2 – Consolidated Financial Statements	386
Annual Report 2015

Condensed Balance Sheet

in € m.	Dec 31, 2015	Dec 31, 2014
Assets:

Cash and central bank balances:[1]	65,379	45,932

Interbank balances (w/o central banks):[1]
Bank subsidiaries	66,498	84,336
Other	9,785	6,809

Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	5,336	6,691
Nonbank subsidiaries	61,380	66,323
Other	17,281	8,036

Financial assets at fair value through profit or loss:
Bank subsidiaries	13,955	9,691
Nonbank subsidiaries	17,739	22,710
Other	690,362	810,600

Financial assets available for sale	46,884	34,347

Investments in associates	340	829

Investment in subsidiaries:
Bank subsidiaries	12,032	12,257
Nonbank subsidiaries	36,759	41,075

Loans:

Bank subsidiaries	37,295	22,272
Nonbank subsidiaries	59,728	64,084
Other	159,566	138,653

Other assets:
Bank subsidiaries	1,514	1,964
Nonbank subsidiaries	15,972	16,055
Other	100,880	113,150

Total assets	1,418,684	1,505,815

Liabilities and equity:

Deposits:
Bank subsidiaries	100,159	119,081
Nonbank subsidiaries	28,214	34,805
Other	284,948	255,976

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	2,773	1,325
Nonbank subsidiaries	31,189	20,843
Other	4,271	2,521

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	11,383	6,242
Nonbank subsidiaries	7,198	13,980
Other	558,469	664,741

Other short-term borrowings:
Bank subsidiaries	230	330
Nonbank subsidiaries	1,206	1,526
Other	25,239	29,352

Other liabilities:
Bank subsidiaries	1,808	1,802
Nonbank subsidiaries	25,496	29,940
Other	133,333	130,788

Long-term debt	147,713	136,487

Total liabilities	1,363,629	1,449,741

Total shareholders’ equity	50,379	51,418

Additional equity components	4,676	4,656

Total equity	55,055	56,074

Total liabilities and equity	1,418,684	1,505,815

[1]

In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

387	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Condensed Statement of Cash Flows

in € m.	2015	2014	2013
Net cash provided by (used in) operating activities	49,259	(19,616)	22,925

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	14,948	8,546	7,444
Maturities of financial assets available for sale	4,034	5,566	5,552
Sale of investments in associates	13	17	13
Sale of property and equipment	19	4	16

Purchase of:
Financial assets available for sale	(26,426)	(24,377)	(22,676)
Investments in associates	(93)	(60)	(1)
Property and equipment	(164)	(227)	(200)
Net change in investments in subsidiaries	3,664	2,935	(5,921)
Other, net	(1,047)	(760)	(384)

Net cash provided by (used in) investing activities	(5,052)	(8,356)	(16,157)

Cash flows from financing activities:

Issuances of subordinated long-term debt	3,303	91	1,176
Repayments and extinguishments of subordinated long-term debt	(1,126)	(2,384)	(2,188)
Capital increase	0	8,508	2,961
Purchases of treasury shares	(9,003)	(9,026)	(13,255)
Sale of treasury shares	8,142	8,161	12,106
Additional Equity Components (AT1) issued	0	4,676	0
Purchases of Additional Equity Components (AT1)	177	589	0
Sale of Additional Equity Components (AT1)	(176)	(588)	0
Coupon on additional equity components, pre tax	(269)	0	0
Cash dividends paid	(1,034)	(765)	(764)

Net cash provided by (used in) financing activities	14	9,262	36

Net effect of exchange rate changes on cash and cash equivalents	(1,503)	217	(656)
Net increase (decrease) in cash and cash equivalents	42,718	(18,493)	6,148
Cash and cash equivalents at beginning of period	67,633	86,126	78,699
Cash and cash equivalents at end of period	110,351	67,633	84,847

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	418	(29)	235

Interest paid	8,244	8,209	6,579

Interest and dividends received	19,233	15,746	14,665

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks)[1]	64,472	20,943	28,178

Interbank balances (w/o central banks)[1]	45,880	46,960	56,669

Total	110,352	67,633	84,847

[1]

In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” for detailed information.

Parent Company’s Long-Term Debt by Remaining Maturities

By remaining maturities	Due in 2016	Due in 2017	Due in 2018	Due in 2019	Due in 2020	Due after 2020	Total Dec 31, 2015	Total Dec 31, 2014
in € m.

Senior debt:

Bonds and notes:
Fixed rate	15,792	15,687	7,246	6,337	5,716	17,229	68,006	67,010
Floating rate	7,129	6,447	3,838	6,478	3,903	11,118	38,913	35,597

Subordinated debt

Bonds and notes:
Fixed rate	1,012	735	4,085	292	1,146	2,619	9,888	11,077
Floating rate	0	0	50	0	0	2,076	2,126	2,502

Other	1,838	15,480	1,958	1,466	645	7,391	28,779	20,301

Total long-term debt	25,771	38,349	17,177	14,573	11,409	40,433	147,713	136,487

Deutsche Bank	2 – Consolidated Financial Statements	388
Annual Report 2015

45 –

SEC Registered Trust Preferred Securities

Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, a Delaware statutory business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or ten years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. In the above 2015 condensed consolidating balance sheet, a total of € 3.8 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

Issuances of SEC Registered Trust Preferred Securities

Trust	LLC	Issuance Date	Earliest Redemption Date	Parent Long-term Debt[1]
Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 735 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€ 1,813 million

Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008 [2]	June 30, 2018	€ 1,272 million

[1]	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2015.
[2]	On March 30, 2010 Deutsche Bank AG additionally issued an amount of U.S.$ 120 million

389	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes, and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

March 2, 2016

KPMG AG

Wirtschaftsprüfungsgesellschaft

Deutsche Bank	2 – Consolidated Financial Statements	390
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

391	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	392
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

393	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	394
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

395	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	396
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

397	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	398
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

399	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	400
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

401	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	402
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

403	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	404
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

405	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	406
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

407	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statements	408
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

409	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statement	410
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

411	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statement	412
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

413	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statement	414
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

415	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	2 – Consolidated Financial Statement	416
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

417	Deutsche Bank	Consolidated Statement of Income – 245	Notes to the
	Annual Report 2015	Consolidated Statement of	Consolidated Financial Statements – 251
		Comprehensive Income – 246	Notes to the
		Consolidated Balance Sheet – 247	Consolidated Income Statement – 283
		Consolidated Statement of	Notes to the Consolidated Balance Sheet – 289
		Changes in Equity – 248	Additional Notes – 353
		Consolidated Statement of Cash Flows – 250	Confirmations – 417

[Page intentionally left blank for SEC filing purposes]

3 –

Corporate Governance Statement/

Corporate Governance Report

419	Management Board and Supervisory Board
431	Reporting and Transparency
432	Related Party Transactions
432	Auditing and Controlling
435	Compliance with the German Corporate Governance Code

419	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 19, 2016.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board are specified in its Terms of Reference, the current version of which is available on our website (www.db.com/ir/en/documents.htm).

With effect from July 1, 2015, John Cryan was appointed member of the Management Board for a five-year period and became Co-Chairman of the Management Board together with Jürgen Fitschen. With effect from November 1, 2015, Sylvie Matherat and Karl von Rohr were appointed members of the Management Board for a three-year period. With effect from January 1, 2016, Quintin Price, Garth Ritchie and Jeffrey Herbert Urwin were each appointed members of the Management Board for a three-year period.

Anshuman Jain and Rainer Neske stepped down from the Management Board at the end of June 30, 2015. Stefan Krause and Dr. Stephan Leithner stepped down from the Management Board at the end of October 31, 2015. Henry Ritchotte stepped down from the Management Board at the end of December 31, 2015.

The following paragraphs show information on the current members of the Management Board. The infor-mation includes the year in which they were born, the year in which they were appointed and the year in which their term expires and their current positions and area of responsibility according to the current Business Allocation Plan for the Management Board. Furthermore their other board mandates or directorships outside of Deutsche Bank Group are specified. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside Deutsche Bank Group.

John Cryan

Year of birth: 1960

First appointed: 2015

Term expires: 2020

John Cryan became a member of our Management Board on July 1, 2015 and Co-Chairman of our Management Board together with Jürgen Fitschen. According to the Business Allocation Plan he is responsible for, among other things, the areas of Communications, Corporate Strategy, Non-Core Operations (NCOU) and Group Incident & Investigation Management.

Mr. Cryan became a member of Deutsche Bank’s Supervisory Board in 2013, where he served as Chairman of the Audit Committee and member of the Risk Committee. Upon becoming Co-Chairman of the Management Board, he stepped down from the Supervisory Board. At the meeting of the Supervisory Board of June 7, 2015, it was resolved that Mr. Cryan will become sole Chairman of the Management Board when Jürgen Fitschen steps down in May 2016.

Mr. Cryan was President Europe, Head Africa, Head Portfolio Strategy and Head Credit Portfolio at Temasek Holdings Pte. Ltd., the Singaporean investment company, from 2012 to 2014. Previously, he was Group Chief Financial Officer of UBS AG from 2008 to 2011, having worked in corporate finance and client advisory roles at UBS and SG Warburg in London, Munich and Zurich from 1987.

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	420
Annual Report 2015

He began his career as a trainee chartered accountant at Arthur Andersen in London. He is a graduate of the University of Cambridge.

Mr. Cryan is a non-executive Director of MAN Group Plc.

Jürgen Fitschen

Year of birth: 1948

Appointed: 2009

Term expires: 2017

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been Co-Chairman of the Management Board. Mr. Fitschen decided to resign from his position as Co-Chairman of the Management Board before the end of his term and will step down as member of Deutsche Bank’s Management Board and as its Co-Chairman at the end of the General Meeting on May 19, 2016.

Mr. Fitschen has been with Deutsche Bank since 1987, and was previously a member of the Management Board from 2001 to the beginning of 2002. He first took on functional responsibility for global Regional Management in 2005 and from June 2012 until end of 2015 has held functional responsibility for the bank’s Regional Management worldwide, with the exception of the bank’s European region but including Germany and the UK. Since January 2016 he is responsible for the global Regional Management with the exception of Germany and the UK.

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

Stuart Wilson Lewis

Year of birth: 1965

First appointed: 2012

Term expires: 2020

Stuart Wilson Lewis became a member of our Management Board.on June 1, 2012. He is our Chief Risk Officer and is responsible for, among other things, the functions managing Credit Risk, Market Risk, Liquidity Risk, Strategic Risk as well as for further Risk-Infrastructure entities.

He joined Deutsche Bank in 1996. Prior to assuming his current role, Mr. Lewis was Deputy Chief Risk Officer and subsequently Chief Risk Officer of Corporate & Investment Banking from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London. He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis is non-executive member of the Board of Directors of the London Stock Exchange.

421	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

Sylvie Matherat

Year of birth: 1962

First appointed: 2015

Term expires: 2018

Sylvie Matherat became a member of our Management Board on November 1, 2015. She is our Chief Regulatory Officer and is responsible for, among other things, the functions Compliance, Anti-Financial Crime (AFC), and Group Regulatory Affairs (GRA).

Ms. Matherat joined Deutsche Bank from Banque de France where she was Deputy Director General and responsible for regulation and financial stability issues, payment and settlement infrastructures, banking services, and the Target 2 Securities project. Ms. Matherat previously held various positions at the Banking Supervisory Authority and in the private sector.

She studied public law and finance at the Institut d’Études Politiques de Paris, France, and holds a Master’s degree in law and political sciences. In 2014 she was awarded the Légion d'Honneur.

Ms. Matherat does not have any external directorships subject to disclosure.

Quintin Price

Year of birth: 1961

First appointed: 2016

Term expires: 2018

Quintin Price became a member of our Management Board on January 1, 2016. He is Head of our Deutsche Asset Management business division.

Prior to joining Deutsche Bank, Mr. Price was Global Head of Alpha Strategies at BlackRock and a member of the Global Executive Committee. He joined BlackRock in 2005 from Gartmore Investment Management.

He holds a Bachelor of Science in Economic and Social History from the University of Bristol (UK).

Mr. Price does not have any external directorships subject to disclosure.

Garth Ritchie

Year of birth: 1968

First appointed: 2016

Term expires: 2018

Garth Ritchie became a member of our Management Board on January 1, 2016. He is Head of our Global Markets business division and is responsible for Regional Management for UK.

Mr. Ritchie joined Deutsche Bank in 1996 and became Head of Equities in the Corporate Banking & Securities Business Division in 2010. He held positions in trading and derivatives for over two decades.

Prior to joining Deutsche Bank, Mr. Ritchie held positions at Fergusson Brothers and First National Bank of South Africa.

He holds a Bachelor of Commerce in Finance and Economics from the University of Port Elizabeth (South Africa).

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	422
Annual Report 2015

Mr. Ritchie does not have any external directorships subject to disclosure.

Karl von Rohr

Year of birth: 1965

First appointed: 2015

Term expires: 2018

Karl von Rohr became a member of our Management Board on November 1, 2015. He is our Chief Administrative Officer and is responsible for the functions Legal, Global Corporate Governance and Human Resources.

Mr. von Rohr joined Deutsche Bank in 1998. From 2013 to 2015 he was Global Chief Operating Officer, Regional Management. Prior to this, he was Head of Human Resources for Deutsche Bank in Germany and member of the Management Board of Deutsche Bank PGK AG. During his time at Deutsche Bank he held various senior management positions in other divisions in Germany and Belgium.

He studied law at the universities of Bonn (Germany), Kiel (Germany), Lausanne (Switzerland) and at Cornell University (U.S.A.).

Mr. von Rohr does not have any external directorships subject to disclosure.

Dr. Marcus Schenck

Year of birth: 1965

First appointed: 2015

Term expires: 2018

Dr. Marcus Schenck became a member of our Management Board on May 21, 2015. He is our Chief Financial Officer and is responsible for, among other things, the functions Finance, Group Tax and Group Treasury as well as Corporate M&A.

In January 2015, Dr. Schenck joined Deutsche Bank from Goldman Sachs International, where he was Partner and Head of Investment Banking Services for Europe, Middle East & Africa. Additionally, he was a member of the Operating Committee of the Investment Banking Division of Goldman Sachs. From 2006 to 2013, Dr. Schenck was Chief Financial Officer and a member of the Management Board of German energy supplier E.ON SE. From 1997 to 2006, he held a number of senior positions at Goldman Sachs in Frankfurt. Prior to that, he was a consultant at McKinsey & Company.

He holds a “Diplom-Volkswirt” degree from the University of Bonn and a PhD in Economics from the University of Cologne.

Dr. Schenck does not have any external directorships subject to disclosure.

Christian Sewing

Year of birth: 1970

First appointed: 2015

Term expires: 2017

Christian Sewing became a member of our Management Board on January 1, 2015. Since January 2016 he is our Head of Private, Wealth & Commercial Clients as well CEO Germany. From January until June 2015, he was responsible on the Management Board for Legal, Incident Management Group and Group Audit, and thereafter he assumed responsibility for Private & Business Clients.

423	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

Prior to assuming his role on our Management Board, Mr. Sewing was Global Head of Group Audit and before that held a number of positions in Risk, including Deputy Chief Risk Officer (from 2012 to 2013) and Chief Credit Officer of Deutsche Bank (from 2010 to 2012).

From 2005 until 2007, Mr. Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank.

Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed a bank apprenticeship at Deutsche Bank in 1989.

Mr. Sewing does not have any external directorships subject to disclosure.

Jeffrey Herbert Urwin

Year of birth: 1956

First appointed: 2016

Term expires: 2018

Jeffrey Herbert Urwin became a member of our Management Board on January 1, 2016. He is our Head of Corporate & Investment Banking. Mr. Urwin joined Deutsche Bank in 2015 as Co-Head of Corporate Banking & Securities and Head of Corporate Finance.

He joined from JP Morgan, most recently as Global Co-Head of Treasury Services, Corporate Banking and Investment Banking. During his career at JP Morgan, he was Chairman and CEO of JP Morgan Asia, Head of Global Investment Banking, Co-Head of North American Investment Banking, and Head of Americas Investment Banking Coverage. He joined JP Morgan following its acquisition of Bear Stearns Inc.

He holds an LLB from the University of Birmingham (UK) and is a Barrister at Law.

Mr. Urwin does not have any external directorships subject to disclosure.

Group Executive Committee

The Group Executive Committee was established in 2002. In accordance with the Strategy 2020 objective to reduce organizational complexity, it was dissolved in October 2015. The Group Executive Committee comprised the members of the Management Board and senior representatives from the regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee was a body that is not required by the Stock Corporation Act. It served as a tool to coordinate our business and regions, discussed Group strategy and prepared recommendations for Management Board decisions. It had no decision-making authority.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation of the bank as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. The Supervisory Board decides on the appointment and dismissal of members of the Management Board including long-term succession planning for the Management Board based on the recommendations of the Chairman’s Committee taking into account the recommendations of the Nomination Committee. Based on the recommendation of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board, resolves on the compensation system for the Management Board and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	424
Annual Report 2015

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

In 2015, a total of 73 meetings of the Supervisory Board and its committees took place. The number of sessions in which committees jointly met was expanded from the previous year.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.db.com/ir/en/documents.htm).

The members representing our shareholders were elected at the Annual General Meeting on May 23, 2013, except for Katherine Garrett-Cox, who was elected at the Annual General Meeting on May 26, 2011, and Dr. Paul Achleitner, Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler, who were elected at the Annual General Meeting on May 31, 2012. Louise M. Parent was appointed to the Supervisory Board by the court with effect from July 1, 2014 and was elected at the Annual General Meeting on May 21, 2015. The election of employee representatives took place on April 16, 2013.

John Cryan stepped down from the Supervisory Board at the end of June 30, 2015 and was appointed a member and Co-Chairman of the Management Board by the Supervisory Board with effect from July 1, 2015. He was succeeded on the Supervisory Board by Richard Meddings, who was appointed to the Supervisory Board by the court with effect from October 13, 2015. Stephan Szukalski was a member of the Supervisory Board until the end of November 30, 2015. After he left the Supervisory Board, the substitute member elected to replace him for the remainder of his term of office was Wolfgang Böhr, who was first elected to the Supervisory Board in 2008 and whose first mandate ended in 2013.The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

425	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires: 2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; Henkel AG & Co. KGaA (member of the Shareholders’ Committee)

Wolfgang Böhr* Year of birth: 1963 Promoted to the post as Alternate Member: 2015 Term expires: 2018	Chairman of the Staff Council of Deutsche Bank, Düsseldorf Member of the Group Staff Council of Deutsche Bank, Member of the General Staff Council of Deutsche Bank	Betriebskrankenkasse Deutsche Bank AG (member of the Advisory Board)

Frank Bsirske* Year of birth: 1952 First elected: 2013 Term expires: 2018	Chairman of the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	RWE AG (Deputy Chairman); Deutsche Postbank AG (Deputy Chairman); IBM Central Holding GmbH; Kreditanstalt für Wiederaufbau (KfW) (member of the Advisory Board)

Dina Dublon Year of birth: 1953 First elected: 2013 Term expires: 2018		Accenture Plc; PepsiCo Inc.

Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc (until February 2016), Dundee	Alliance Trust Savings Ltd. (Executive Chairperson) (until January 2016); Alliance Trust Investments Ltd. (Chief Executive) (until March 2016)

Timo Heider* Year of birth: 1975 First elected: 2013 Term expires: 2018	Chairman of the Group Staff Council of Deutsche Postbank AG; Chairman of the General Staff Council of BHW Kreditservice GmbH; Chairman of the Staff Council of BHW Bausparkasse AG, BHW Kreditservice GmbH, Postbank Finanzberatung AG and BHW Holding AG; Member of the Group Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank	Deutsche Postbank AG; BHW Bausparkasse AG (Deputy Chairman); Pensionskasse der BHW Bausparkasse AG VVa.G. (Deputy Chairman); PBC Banking Services GmbH (member of the Advisory Board) (until end 2015)

Alfred Herling* Year of birth: 1952 First elected: 2008 Term expires: 2018	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank; Chairman of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Sabine Irrgang* Year of birth: 1962 First elected: 2013 Term expires: 2018	Head of Human Resources Management (Württemberg), Deutsche Bank AG	No memberships or directorships subject to disclosure

Professor Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2018	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Deutsche Post AG; BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH (until April 2015)

Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2018	Chairperson of the Staff Council Group COO Eschborn/Frankfurt of Deutsche Bank	Sterbekasse für die Angestellten der Deutsche Bank VVa.G.

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	426
Annual Report 2015

Member	Principal occupation	Supervisory board memberships and other directorships
Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	Chief Executive Officer of Renova Management AG, Zurich	TBG AG; Sulzer AG (Chairman of the Board of Directors); Conscientia Investment Limited (until February 2015)

Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Richard Meddings Year of birth: 1958 Appointment by court: 2015		HM Treasury Board; Legal & General Group Plc

Louise M. Parent Year of birth: 1950 Appointment by court: 2014 Term expires: 2018	Of Counsel, Cleary Gottlieb Steen & Hamilton LLP, New York	Zoetis Inc.

Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2018	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)

Bernd Rose* Year of birth: 1967 First elected: 2013 Term expires: 2018	Chairman of the Joint General Staff Council of Postbank Filialvertrieb AG and Postbank Filial GmbH; Member of the General Staff Council of Deutsche Postbank, Member of the General Staff Council of Deutsche Bank; Member of the European Staff Council of Deutsche Bank	Deutsche Postbank AG; Postbank Filialvertrieb AG; ver.di Vermögensverwaltungsgesellschaft (Deputy Chairman)

Rudolf Stockem* Year of birth: 1956 Promoted to the post as Alternate Member: 2012 Term expires: 2018	Secretary to the trade union ver.di (Vereinte Dienstleistungsgewerkschaft), Berlin	Deutsche Bank Privat- und Geschäftskunden AG (until December 2015); PBC Banking Services GmbH (member of the Advisory Board) (until end 2015)

Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2018	Chairman of the Management Board of E.ON SE, Dusseldorf	Salzgitter AG (until September 2015)

Georg F. Thoma Year of birth: 1944 First elected: 2013 Term expires: 2018	Of Counsel, Shearman & Sterling LLP, Frankfurt	Sapinda Holding B.V. (until December 2015)

Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Sartorius AG; Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilh. Werhahn KG

*	Elected by the employees in Germany.

Objectives for the composition of the Supervisory Board and status of implementation

In accordance with the German Banking Act, members of the Supervisory Board must be reliable, must have the expertise required to perform their supervisory function and to assess and monitor the businesses the company operates, and must commit sufficient time to the performance of their tasks. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010, which were last amended in October 2015 and confirmed in January 2016.

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a whole possess the knowledge, ability and expert experience to properly complete its tasks. In particular, the Supervisory Board

427	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

members should have sufficient time to perform their mandates. The composition of the Supervisory Board should ensure the Supervisory Board’s qualified oversight of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a whole to have all of the knowledge and experience considered to be essential while taking into account the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Section 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of, or perform advisory duties, at major competitors. Important and not just temporary conflicts of interest with respect to a member of the Supervisory Board should lead to a termination of the mandate. With effect from July 1, 2014 members of the Supervisory Board may not hold more than the allowed number of supervisory board mandates according to Section 25d of the German Banking Act (KWG) or mandates in supervisory bodies of companies which have similar requirements. There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Annual General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant. In October 2015, the Supervisory Board resolved that for members of the Supevisory Board to be elected or appointed in future, the length of each individual Supervisory Board membership shall not, as a rule, exceed 15 years.

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

For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30 % women and at least 30 % men. Special importance was already attached to an appropriate consideration of women in the selection process for the Supervisory Board elections in 2008 and also for those held in 2013. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the specified objectives, Ms. Garrett-Cox was elected by the 2011 General Meeting and Ms. Dublon by the 2013 General Meeting, in each case based on the proposals of the Supervisory Board. Ms. Parent was appointed by the court on July 1, 2014 and elected to the Supervisory Board by the General Meeting on May 21, 2015. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts seven women among its members, which corresponds to 35 % and three of them are shareholder representatives. The Supervisory Board strives to maintain this number. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting. The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition.

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	428
Annual Report 2015

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

Standing Committees

The Supervisory Board has established the following seven standing committees. The Report of the Supervisory Board in the Annual Report 2015 provides information on the concrete work of the committees over the preceding year.

Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, while taking into account the recommendations of the Nomination Committee. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board’s sole authority to decide on the compensation of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act (AktG) and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act (AktG). Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held twelve meetings in 2015, thereof two jointly with the Nomination Committee.

The current members of the Chairman’s Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

Nomination Committee: The shareholder representatives on the Nomination Committee prepare the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, they orient their recommendations on the criteria specified by the Supervisory Board for its composition. In accordance with Section 25d (11) of the German Banking Act (KWG), which became effective on January 1, 2014, the Nomination Committee supports the Supervisory Board in identifying candidates to fill positions on the bank's Management Board, drawing up an objective to promote the representation of the underrepresented gender on the Supervisory Board as well as a strategy for achieving this. It supports the Supervisory Board with the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and makes recommendations regarding this to the Supervisory Board. It continues to support the Supervisory Board with the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively. The Nomination Committee reviews the management's principles for selecting and appointing persons to the upper management levels and the recommendations made to the Management Board in this respect. The Nomination Committee held seven meetings in 2015, thereof two jointly with the Chairman’s Committee.

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

429	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor’s remuneration and supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal audit process and issues relating to the audit. The Audit Committee supports the Supervisory Board in connection with its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the Principal Accountant Fees and Services section starting on page 386 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held seventeen meetings in 2015, thereof three jointly with the Risk Committee and four jointly with the Integrity Committee.

The current members of the Audit Committee are Richard Meddings (Chairman since October 13, 2015), Dr. Paul Achleitner, Henriette Mark, Gabriele Platscher, Bernd Rose and Professor Dr. Klaus Rüdiger Trützschler.

Risk Committee: The Risk Committee advises the Supervisory Board, in particular on the current and future overall risk appetite and overall risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the upper management level. The Risk Committee monitors all the major aspects of the bank’s rating and valuation procedures. The Risk Committee monitors the terms and conditions in the client business to ensure they are in line with the bank’s business model and risk structure. If this is not the case, the Risk Committee requests proposals from the Management Board on how the terms and conditions in the client business could be structured to bring them into line with the bank’s business model and risk structure, and monitors their implementation. The Risk Committee examines whether the incentives set by the compensation system take into consideration the company's risk, capital and liquidity structure as well as the likelihood and timing of earnings. The Risk Committee also performs all of the tasks assigned to it by law or regulatory authorities. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies insofar as the value of the shareholding is more than 2%, but does not exceed 3 % of our regulatory banking capital and if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail (for additional information on the disclosure of the risk management objectives and policies for individual risk categories, please see the Risk Report starting on page 79 of the Financial Report). The Risk Committee held eleven meetings in 2015, thereof two jointly with the Compensation Control Committee and three jointly with the Audit Committee.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman until January 28, 2015), Dina Dublon (Chairperson since January 28, 2015), Richard Meddings (since October 13, 2015), Louise M. Parent and Rudolf Stockem.

Integrity Committee: The Integrity Committee continually advises and monitors the Management Board with regard to whether management is committed to the economically sound, sustainable development of the company while observing the principles of sound, responsible management, fulfilling the company's social responsibilities and protecting the natural resources of the environment (environmental, social and governance (ESG) issues); and with regard to whether

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	430
Annual Report 2015

the business management is aligned to these with the objective of a holistic corporate culture. The Integrity Committee deals, in particular, with the following matters: It monitors the Management Board’s measures to ensure the company’s compliance with legal requirements, authorities’ regulations and the company’s own in-house policies. It regularly reviews the bank's Code of Business Conduct and Ethics to foster exemplary conduct on the part of company employees, both within and outside the company, and that such conduct is not just aligned to formal compliance with statutory requirements. It observes and analyzes the legal and reputational risks that are material to the bank and advocates their avoidance. For this purpose, it advises the Management Board on how to generate awareness of the importance of such risks. The Integrity Committee also prepares the Supervisory Board decisions on pursuing recourse claims or taking other measures against current or former members of the Management Board. The Integrity Committee held fifteen meetings in 2015, thereof four jointly with the Audit Committee.

The current members of the Integrity Committee are Georg Thoma (Chairman), Dr. Paul Achleitner, Sabine Irrgang, Timo Heider, Martina Klee and Peter Löscher.

Compensation Control Committee: The Compensation Control Committee supports the Supervisory Board in the appropriate structuring of the compensation systems for the Management Board. It monitors the appropriate structure of the compensation systems for the Manaagement Baord and employees and, in particular, the appropriate structure of the compensation for the heads of the risk control function and compliance function and for the employees who have a material influence on the bank's overall risk profile. It supports the Supervisory Board in monitoring the appropriate structure of the compensation systems for the company's employees and assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the bank's sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. The Compensation Control Committee prepares the Supervisory Board's resolutions on the compensation of the Management Board, considering, in particular, the effects of the resolutions on the company's risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It prepares the Supervisory Board's resolutions on setting the total amount of variable compensation for the members of the Management Board in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Regulation on Remuneration in Financial Institutions (InstitutsVV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Compensation Control Committee held twelve meetings in 2015, thereof two jointly with the Risk Committee.

The current members of the Compensation Control Committee are Dr. Paul Achleitner (Chairman), Frank Bsirske, Alfred Herling and Professor Dr. Henning Kagermann.

Mediation Committee: In addition to these six standing committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2015.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman), Wolfgang Böhr (since December 1, 2015), Alfred Herling and Professor Dr. Henning Kagermann.

431	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

Further details regarding the Chairman’s Committee, the Nomination Committee, the Audit Committee, the Risk Committee, the Integrity Committee and the Compensation Control Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference for the Supervisory Board (see: www.db.com/ir/en/documents.htm).

Share Plans

For information on our employee share programs, please refer to Note 35 “Employee Benefits” to the Consolidated Financial Statements.

Reporting and Transparency

Directors’ Share Ownership

Management Board. For information on the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	0	0

Wolfgang Böhr	0	0

Frank Bsirske	0	0

Dina Dublon	0	0

Katherine Garrett-Cox	0	0

Timo Heider	0	0

Alfred Herling	1,561	10

Sabine Irrgang	735	10

Professor Dr. Henning Kagermann	0	0

Martina Klee	1,367	10

Peter Löscher	0	0

Henriette Mark	1,006	10

Richard Meddings	0	0

Louise Parent	0	0

Gabriele Platscher	1,060	10

Bernd Rose	0	0

Rudolf Stockem	0	0

Dr. Johannes Teyssen	0	0

Georg Thoma	2,250	0

Professor Dr. Klaus Rüdiger Trützschler	2,950	0

Total	10,929	50

The members of the Supervisory Board held 10,929 shares, amounting to less than 0.01 % of our shares as of February 19, 2016.

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	432
Annual Report 2015

As listed in the “Number of share awards” column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2016.

As described in the “Management Report: Compensation Report: Compensation System for Supervisory Board Members”, 25 % of each member’s compensation for services as a member of the Supervisory Board for a given prior year is, rather than being paid in cash, converted into notional shares of Deutsche Bank in February of the following year. The cash value of the notional shares is paid to the member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the market price of the Deutsche Bank share near the payment date. The table in the section specified above shows the number of notional shares that were credited in February 2016 to members of the Supervisory Board as part of their 2015 compensation.

Related Party Transactions

For information on related party transactions please refer to Note 38 “Related Party Transactions“.

Auditing and Controlling

Audit Committee Financial Expert

The Supervisory Board determined that Dr. Paul Achleitner, Richard Meddings and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. These audit committee financial experts are “independent” of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the German Stock Corporation Act (AktG). In accordance with the provisions of Sections 107 (4) and 100 (5) of the German Stock Corporation Act (AktG) as well as Section 25d (9) of the German Banking Act (KWG), they have the required expert knowledge in financial accounting and auditing.

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

For a description of the experience of the Supervisory Board members mentioned above, please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Management Board and Supervisory Board: Supervisory Board” on pages 423 to 428 of the Financial Report.

433	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

Values and leadership principles

Code of Business Conduct and Ethics

Deutsche Bank’s Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern em-ployee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board. It reflects our values and believes. In addition, it forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a code of ethics with special obligations that apply to our “Senior Financial Officers”, which currently consist of Deutsche Bank’s Co-Chairmen of the Management Board, Chief Financial Officer, Group Controller and certain other Senior Financial Officers. There were no amendments or waivers to this code of ethics in 2015. Information regarding any future amendments or waivers will be published on Deutsche Bank’s code of ethics website, referred to below.

The current versions of the codes of ethics are available from Deutsche Bank’s website: www.db.com/ir/en/documents.htm.

House of Governance Initiative

Deutsche Bank AG’s House of Governance Initiative was successfully completed at the end of June 2015. The objective of this initiative was to improve the corporate governance structures of Deutsche Bank AG. For this initiative, a target model for assigning responsibilities was created and well-defined, transparent accountabilities with consistent delegation and escalation lines, as well as committee functions and information flows, were established. As part of this initiative, the “Governance Owner App“ (GO App) was developed to enable the documentation and control of governance processes.

Corporate Governance Fundamentals

The Policy “Corporate Governance Fundamentals – Deutsche Bank Group” was introduced in September 2015. The Policy defines the fundamental Corporate Governance principles that regulate the interaction between Deutsche Bank's internal corporate bodies and decision-makers. The Corporate Governance Fundamentals provide the internal structure through which Deutsche Bank's objectives are implemented. Furthermore, they institutionalize the roles, competencies and ownership within the legal framework governing Deutsche Bank, and support clear mandates and responsibilities. The Management Board and senior management support the Fundamentals and have made a commitment to work toward their full implementation.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2014 and 2015 fiscal years, respectively.

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	434
Annual Report 2015

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

Fee category in € m.	2015	2014
Audit fees	53	54

Audit-related fees	17	14

Tax-related fees	5	8

All other fees	1	2

Total fees[1]	76	78

The Audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are not audited by KPMG. The Audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Accounting Engagement Team and must thereafter be reported to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2014 and 2015, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services that was subject to such a waiver was less than 5 % for each year.

435	Deutsche Bank	Management Board and	Auditing and Controlling – 432
	Annual Report 2015	Supervisory Board – 419	Compliance with the German Corporate
		Reporting and Transparency – 431	Governance Code – 435
Related Party Transactions – 432

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	3 – Corporate Governance Statement/ Corporate Governance Report	436
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

4 –

Supplementary Information

438     Non-GAAP Financial Measures

443    Declaration of Backing

445    Imprint / Publications

Deutsche Bank	4 – Supplementary Information	438
Annual Report 2015

Non-GAAP Financial Measures

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

Fully loaded CRR/CRD 4 Measures

As part of its measurements, the Group uses fully loaded CRR/CRD 4 metrics, including with respect to regulatory assets, exposures, risk-weighted assets, capital and ratios thereof. Such fully loaded metrics are are described in the “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”, which also provides reconciliation to the respective CRR/CRD 4 transitional or IFRS values.

Return on Equity Ratios

The Group reports a number of return on equity ratios. These ratios comprise the pre-tax and post tax return on average shareholders’ equity, the pre-tax and post-tax return on average active equity and the post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

Pre-tax returns on average shareholders’ equity and pre-tax return on average active equity, are defined as IBIT attributable to Deutsche Bank shareholders, as a percentage of average shareholders’ equity or average active equity, respectively. Income before income taxes attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as income (loss) before income taxes excluding pre-tax income (loss) attributable to noncontrolling interests.

The post-tax returns on average shareholders’ equity, average tangible shareholders' equity and average active equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity, average tangible shareholders' equity and average active equity, respectively. Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests.

At the Group level, the post-tax return reflects the reported effective tax rate for the Group, which was (11) % for the full year 2015, 46 % for 2014 and 53 % for 2013. To calculate post-tax return for the segments, the applied tax rate was 35 % for the respective periods.

At the Group level, tangible shareholders' equity is the shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from active equity as allocated to the segments. Active equity represents the shareholders’ equity adjusted for dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. C&A contains the dividend accrual. Shareholders’ equity, tangible shareholders’ equity and active equity are presented on an average basis. The Group believes that a presentation of the measures average tangible shareholders’ equity and average active equity makes comparisons to its competitors easier, and refers to these measures in a number of the return on equity ratios presented by the Group. However, average tangible shareholders’ equity and average active equity are not measures provided for in IFRS, and the Group’s ratios based on these measures should not be compared to other companies’ ratios without considering differences in the calculations.

439	Deutsche Bank	Non-GAAP Financial Measures – 438
	Annual Report 2015	Declaration of Backing – 435	Impressum/Publications – 445

For the allocation of average active equity across the segments, please see Note 4 “Business Segments and Related Information” to the consolidated financial statements.

The reconciliation of the aforementioned ratios is set forth in the table below:

	2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	(2,035)	(3,291)	1,439	1,250	(2,732)	(729)	(6,097)

Less income (loss) before income taxes attributable to noncontrolling interests	0	0	0	0	0	27	27

IBIT attributable to Deutsche Bank Shareholders	(2,035)	(3,291)	1,439	1,250	(2,732)	(756)	(6,124)

Income (loss) before income taxes (IBIT)	(2,035)	(3,291)	1,439	1,250	(2,732)	(729)	(6,097)

Income tax expense	(720)	(1,165)	509	443	(967)	2,575	675

Net Income (loss)	(1,315)	(2,126)	929	808	(1,765)	(3,304)	(6,772)

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	(21)	(21)

Net Income attributable to DB shareholders and additional equity components	(1,315)	(2,126)	929	808	(1,765)	(3,326)	(6,794)

Average shareholders’ equity							69,055

Add (deduct): Average dividend accruals							(696)

Average active equity	30,948	15,099	7,607	8,023	6,674	7	68,359

Add (deduct)

Average dividend accruals	0	0	0	0	0	696	696

Average goodwill and other intangible assets	(3,897)	(3,407)	(1,053)	(5,362)	(573)	383	(13,909)

Average tangible shareholders’ equity	27,051	11,693	6,554	2,662	6,100	1,087	55,146

Post-tax return on average tangible share- holders’ equity (in %) [1]	(4.9)	(18.2)	14.2	30.3	N/M	N/M	(12.3)

Pre-tax return on average active equity (in %)	(6.6)	(21.8)	18.9	15.6	N/M	N/M	(9.0)

Post-tax return on average active equity (in %)[1]	(4.2)	(14.1)	12.2	10.1	N/M	N/M	(9.9)

[1]	The post-tax return on average shareholders’ equity, average active equity and average tangible shareholders’ equity, at the Group level reflects the reported effective tax rate for the Group.

Deutsche Bank	4 – Supplementary Information	440
Annual Report 2015

	2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	2,909	1,189	1,152	1,016	(2,899)	(251)	3,116

Less income (loss) before income taxes attributable to noncontrolling interests	0	0	0	0	0	28	28

IBIT attributable to Deutsche Bank Shareholders	2,909	1,189	1,152	1,016	(2,899)	(279)	3,088

Income (loss) before income taxes (IBIT)	2,909	1,189	1,152	1,016	(2,899)	(251)	3,116

Income tax expense	1,018	416	403	356	(1,015)	247	1,425

Net Income (loss)	1,891	773	749	661	(1,884)	(498)	1,691

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	(28)	(28)

Net Income attributable to DB shareholders and additional equity components	1,891	773	749	661	(1,884)	(526)	1,663

Average shareholders’ equity							61,410

Add (deduct): Average dividend accruals							(785)

Average active equity	25,445	14,853	6,033	6,532	7,762	0	60,624

Add (deduct)

Average dividend accruals	0	0	0	0	0	785	785

Average goodwill and other intangible assets	(3,759)	(4,107)	(883)	(4,678)	(809)	(63)	(14,299)

Average tangible shareholders’ equity	21,686	10,746	5,151	1,854	6,953	722	47,111

Post-tax return on average tangible share- holders’ equity (in %)[1]	8.7	7.2	14.5	35.6	N/M	N/M	3.5

Pre-tax return on average active equity (in %)	11.4	8.0	19.1	15.6	N/M	N/M	5.1

Post-tax return on average active equity (in %)[1]	7.4	5.2	12.4	10.1	N/M	N/M	2.7

[1]	The post-tax return on average shareholders’ equity, average active equity and average tangible shareholders’ equity, at the Group level reflects the reported effective tax rate for the Group.

	2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	2,891	1,363	1,053	762	(3,478)	(1,136)	1,456

Less income (loss) before income taxes attributable to noncontrolling interests	0	0	0	0	0	15	15

IBIT attributable to Deutsche Bank Shareholders	2,891	1,363	1,053	762	(3,478)	(1,151)	1,442

Income (loss) before income taxes (IBIT)	2,891	1,363	1,053	762	(3,478)	(1,136)	1,456

Income tax expense	917	432	334	242	(1,103)	(46)	775

Net Income (loss)	1,975	931	719	520	(2,376)	(1,089)	681

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	(15)	(15)

Net Income attributable to DB share- holders and additional equity components	1,975	931	719	520	(2,376)	(1,104)	666

Average shareholders’ equity							56,080

Add (deduct): Average dividend accruals							(646)

Average active equity	20,161	13,976	5,136	5,864	10,296	0	55,434

Add (deduct)

Average dividend accruals	0	0	0	0	0	646	646

Average goodwill and other intangible assets	(4,423)	(3,704)	(788)	(4,657)	(1,775)	1,199	(14,149)

Average tangible shareholders’ equity	15,738	10,273	4,348	1,207	8,521	1,845	41,931

Post-tax return on average tangible share- holders’ equity (in %)[1]	12.5	9.1	16.5	43.1	N/M	N/M	1.6

Pre-tax return on average active equity (in %)	14.3	9.8	20.5	13.0	N/M	N/M	2.6

Post-tax return on average active equity (in %)[1]	9.8	6.7	14.0	8.9	N/M	N/M	1.2

[1]	The post-tax return on average shareholders’ equity, average active equity and average tangible shareholders’ equity, at the Group level reflects the reported effective tax rate for the Group.

441	Deutsche Bank	Non-GAAP Financial Measures – 438
	Annual Report 2015	Declaration of Backing – 435	Impressum/Publications – 445

Adjusted Costs

Adjusted costs is one of the key performance indicator outlined in strategy 2020. Adjusted costs is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

in €	Dec 31, 2015	Dec 31, 2014
Noninterest expenses	(38,667)	(27,699)

Impairment of Goodwill and other intangible Assets	(5,776)	(111)

Litigation[1]	(5,218)	(1,971)

Policyholder benefits and claims	(256)	(289)

Restructuring and Severance	(965)	(375)

Adjusted cost	(26,452)	(24,953)

[1]	2014 include 400 € million charges from loan processing fees.

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
(unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	62,678	68,351	54,719	(5,673)	(8)	13,633	25

Goodwill and other intangible assets	(10,078)	(14,951)	(13,932)	4,873	(33)	(1,019)	7

Tangible shareholders’ equity (Tangible book value)	52,600	53,400	40,786	(800)	(1)	12,614	31

Basic Shares Outstanding

				2015 increase (decrease) from 2014		2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	2015	2014	2013	in € m.	in %	in € m.	in %
Number of shares	1,379.3	1,379.3	1,068.5	0	0	310.7	29.1

Shares outstanding:
Treasury shares	(0.4)	(0.3)	(0.2)	(0.1)	44.1	(0.1)	44.4
Vested share awards	8.9	6.8	8.8	2.1	31.6	(2.0)	(22.9)

Basic shares outstanding	1,387.8	1,385.8	1,077.1 [1]	2.0	0.1	308.7	28.7

Book value per basic share outstanding in €	45.16	49.32	50.80	(4.16)	(8.4)	(1.48)	(2.9)

Tangible book value per basic share outstanding in €	37.90	38.53	37.87	(0.63)	(1.6)	0.66	1.7

[1]	The basic shares outstanding have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

Deutsche Bank	4 – Supplementary Information	442
Annual Report 2015

Valuation Adjustments

In the “Management Report: Operating and Financial Review”, the Group refers to impacts on profit and loss from Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA), as well as from regulatory capital hedges in respect of Credit Valuation Adjustments (CVA).

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

As described in Note 14 “Financial Instruments Carried at Fair Value”, counterparty CVA is applied to derivative positions and is determined by assessing the potential credit exposure to a given counterparty. The calculation of CVA takes into account any collateral held, the effect of netting agreements, expected loss given default and the credit risk, based on available market information, including credit default swap spreads.

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

443	Deutsche Bank	Non-GAAP Financial Measures – 438	Impressum/Publications – 445
	Annual Report 2015	Declaration of Backing – 443

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	4 – Supplementary Information	444
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

445	Deutsche Bank	Non-GAAP Financial Measures – 438	Impressum/Publications – 445
	Annual Report 2015	Declaration of Backing – 443

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	4 – Supplementary Information	446
Annual Report 2015

[Page intentionally left blank for SEC filing purposes]

[Page intentionally left blank]

S-1	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Supplemental Financial Information (Unaudited)

Industry Guide 3 Information

Amounts for 2015, 2014, 2013, 2012 and 2011 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.

Financial Condition

Average balance sheet based upon month-end balances

Average balance sheet and interest and similar income	2015			2014			2013
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Assets:[1]

Interest-earning deposits with banks:
In German offices	12,007	(17)	(0.14) %	9,360	34	0.36%	30,508	65	0.21%
In Non-German offices	57,377	516	0.90%	79,336	649	0.82%	82,664	694	0.84%

Total interest-earning deposits with banks	69,384	499	0.72%	88,696	683	0.77%	113,172	759	0.67%

Central bank funds sold and securities purchased under resale agreements:
In German offices	8,713	(9)	(0.10) %	14,502	39	0.27%	21,528	40	0.18%
In Non-German offices	16,125	386	2.39%	13,243	369	2.79%	14,045	372	2.65%

Total central bank funds sold and securities purchased under resale agreements	24,838	377	1.52%	27,745	408	1.47%	35,573	412	1.16%

Securities borrowed:
In German offices	116	0	(0.19) %	154	0	0.00%	120	0	0.08%
In Non-German offices[2]	31,494	(368)	(1.17) %	24,563	(313)	(1.27) %	25,024	(375)	(1.50) %

Total securities borrowed	31,610	(368)	(1.17) %	24,717	(313)	(1.27) %	25,144	(375)	(1.49) %

Interest-earning financial assets at fair value through profit or loss:
In German offices	23,907	630	2.64%	29,780	633	2.13%	41,471	936	2.26%
In Non-German offices	302,528	9,866	3.26%	365,298	9,172	2.51%	420,367	9,793	2.33%

Total interest-earning financial assets at fair value through profit or loss	326,435	10,496	3.22%	395,078	9,805	2.48%	461,838	10,729	2.32%

Financial assets available for sale:
In German offices	21,820	367	1.68%	21,043	551	2.62%	26,737	728	2.72%
In Non-German offices	49,708	1,225	2.46%	34,448	886	2.57%	24,807	666	2.68%

Total financial assets available for sale	71,528	1,592	2.23%	55,491	1,437	2.59%	51,544	1,394	2.70%

Loans:[3]
In German offices	216,398	6,448	2.98%	216,371	6,546	3.03%	221,758	6,912	3.12%
In Non-German offices	212,904	5,771	2.71%	176,676	5,274	2.98%	167,738	5,029	3.00%

Total loans	429,302	12,219	2.85%	393,047	11,820	3.01%	389,496	11,941	3.07%

Total other interest-earning assets	78,730	1,152	1.46%	56,134	1,161	2.07%	59,895	741	1.24%

Total interest-earning assets	1,031,827	25,967	2.52%	1,040,908	25,001	2.40%	1,136,662	25,601	2.25%

Cash and due from banks	22,513			18,111			20,551

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	298,011			258,290			302,888
In Non-German offices	328,502			278,504			351,880

All other assets	114,036			133,972			135,451

Allowance for credit losses	(5,115)			(5,288)			(5,044)

Total assets	1,789,774			1,724,497			1,942,388

% of assets attributable to Non-German offices	67%			66%			65%

Deutsche Bank	S-2
Annual Report 2015 on Form 20-F

Average balance sheet and interest expense	2015			2014			2013
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:[1]

Interest-bearing deposits:

In German offices:
Time deposits	68,412	370	0.54%	52,004	411	0.79%	50,737	484	0.95%
Savings deposits	98,372	866	0.88%	100,555	928	0.92%	104,983	1,131	1.08%
Demand deposits	42,156	34	0.08%	38,963	74	0.19%	51,253	134	0.26%

Total in German offices	208,940	1,270	0.60%	191,522	1,413	0.74%	206,973	1,749	0.84%

In Non-German offices:
Time deposits	60,913	1,102	1.81%	77,660	998	1.29%	107,684	992	0.92%
Savings deposits	4,565	22	0.47%	2,723	23	0.85%	5,418	40	0.75%
Demand deposits	114,640	370	0.32%	101,883	776	0.76%	89,870	579	0.64%

Total in Non-German offices	180,118	1,494	0.83%	182,266	1,797	0.99%	202,972	1,611	0.79%

Total interest-bearing deposits	389,058	2,764	0.71%	373,788	3,210	0.86%	409,945	3,360	0.82%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	59	(11)	(18.37) %	185	8	4.02%	3,226	7	0.23%
In Non-German offices	10,482	164	1.56%	24,381	152	0.62%	39,480	179	0.45%

Total central bank funds purchased and securities sold under repurchase agreements	10,541	153	1.45%	24,566	160	0.65%	42,706	186	0.44%

Securities loaned:
In German offices[2]	9	0	(0.17) %	21	0	(1.52) %	14	0	(2.09) %
In Non-German offices[2]	3,006	(45)	(1.50) %	3,813	(157)	(4.10) %	4,699	(215)	(4.58) %

Total securities loaned	3,015	(45)	(1.50) %	3,834	(157)	(4.09) %	4,713	(216)	(4.57) %

Interest-bearing financial liabilities at fair value through profit or loss:
In German offices	8,197	134	1.63%	13,714	259	1.89%	19,623	459	2.34%
In Non-German offices	96,594	4,400	4.56%	150,011	4,005	2.67%	182,394	4,076	2.23%

Total interest-bearing financial liabilities at fair value through profit or loss	104,791	4,534	4.33%	163,725	4,264	2.60%	202,017	4,535	2.24%

Other short-term borrowings:
In German offices	547	9	1.66%	1,077	15	1.41%	1,318	16	1.24%
In Non-German offices	33,778	220	0.65%	53,003	199	0.38%	69,142	269	0.39%

Total other short-term borrowings	34,325	229	0.67%	54,080	214	0.40%	70,460	285	0.40%

Long-term debt and trust preferred securities:
In German offices	89,180	771	0.87%	74,490	1,190	1.60%	77,107	1,078	1.40%
In Non-German offices	76,469	1,277	1.67%	75,680	1,477	1.95%	79,002	1,339	1.69%

Total long-term debt and trust preferred securities	165,649	2,048	1.24%	150,170	2,667	1.78%	156,109	2,417	1.55%

Total other interest-bearing liabilities	109,414	403	0.37%	84,942	371	0.44%	93,295	200	0.21%

Total interest-bearing liabilities	816,793	10,086	1.24%	855,105	10,729	1.25%	979,245	10,768	1.10%

[1]	The allocation of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability.
[2]	Interest-earning deposits with banks include interest earning deposit with central bank and interest earning deposit with bank w/o central bank.
[3]	Interest income and expense figures adjusted for 2013 to reflect the fees paid/received on securities borrowed/securities loaned transactions.
[4]	Categories of loans include impaired loans.
[5]	Interest-bearing deposits figures for Non German offices adjusted for 2014 and 2013 to reflect the time deposits, saving deposits and demand deposits.

S-3	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Average balance sheet and interest expense	2015			2014			2013
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Noninterest-bearing deposits:
In German offices	144,976			129,720			115,984
In Non-German offices	34,960			31,246			28,288

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	265,922			233,796			279,090
In Non-German offices	338,378			282,043			349,330

All other noninterest-bearing liabilities	114,742			128,605			134,080

Total shareholders’ equity	69,055			61,410			56,080

Additional equity components	4,667			2,308			0

Noncontrolling interests	281			264			291

Total equity	74,003			63,982			56,371

Total liabilities and equity	1,789,774			1,724,497			1,942,388

% of liabilities attributable to Non-German offices[1]	57%			60%			61%

Rate spread	1.28%			1.14%			1.15%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.85%			1.64%			1.59%
In Non-German offices	1.42%			1.26%			1.18%

Total	1.54%			1.37%			1.31%

Deutsche Bank	S-4
Annual Report 2015 on Form 20-F

Analysis of changes in interest and similar income and interest expense

	2015 over 2014 due to changes in1			2014 over 2013 due to changes in1
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:

Interest-earning deposits with banks:
German offices	(50)	7	(58)	(31)	(60)	29
Non-German offices	(132)	(193)	61	(45)	(28)	(17)

Total interest-earning deposits with banks	(182)	(186)	3	(76)	(88)	12

Central bank funds sold and securities purchased under resale agreements:
German offices	(48)	(11)	(37)	0	(15)	15
Non-German offices	16	74	(57)	(4)	(22)	18

Total central bank funds sold and securities purchased under resale agreements	(32)	63	(94)	(4)	(37)	33

Securities borrowed:
German offices	0	0	0	0	0	0
Non-German offices	(55)	(83)	27	62	7	55

Total securities borrowed	(55)	(83)	27	62	7	55

Financial assets at fair value through profit or loss:
German offices	(3)	(138)	136	(303)	(251)	(52)
Non-German offices	695	(1,748)	2,442	(622)	(1,346)	724

Total financial assets at fair value through profit or loss	692	(1,886)	2,578	(925)	(1,597)	672

Financial assets available for sale
German offices	(183)	20	(203)	(177)	(150)	(27)
Non-German offices	338	377	(39)	221	249	(28)

Total financial assets available for sale	155	397	(242)	44	99	(55)

Loans:
German offices	(98)	1	(99)	(366)	(166)	(200)
Non-German offices	497	1,013	(515)	244	267	(23)

Total loans	399	1,014	(614)	(122)	101	(223)

Other interest-earning assets	(10)	388	(398)	420	(49)	469

Total interest and similar income	967	(293)	1,260	(601)	(1,564)	963

Interest expense:

Interest-bearing deposits:
German offices	(143)	121	(263)	(335)	(125)	(211)
Non-German offices	(303)	(21)	(283)	186	(176)	362

Total interest-bearing deposits	(446)	100	(546)	(149)	(301)	151

Central bank funds purchased and securities sold under repurchase agreements:
German offices	(18)	(2)	(16)	0	(13)	13
Non-German offices	12	(123)	134	(27)	(81)	55

Total central bank funds purchased and securities sold under repurchase agreements	(6)	(125)	118	(27)	(94)	68

Securities loaned:
German offices	0	0	0	0	0	0
Non-German offices	111	28	83	60	38	22

Total securities loaned	111	28	83	60	38	22

Financial liabilities at fair value through profit or loss:
German offices	(126)	(94)	(32)	(200)	(122)	(78)
Non-German offices	396	(1,764)	2,159	(71)	(791)	720

Total financial liabilities at fair value through profit or loss	270	(1,858)	2,127	(271)	(913)	642

Other short-term borrowings:
German offices	(6)	(8)	2	(1)	(2)	1
Non-German offices	21	(86)	106	(70)	(59)	(11)

Total other short-term borrowings	15	(94)	108	(71)	(61)	(10)

Long-term debt and trust preferred securities:
German offices	(418)	203	(620)	111	(38)	149
Non-German offices	(201)	15	(216)	138	(58)	196

Total long-term debt and trust preferred securities	(619)	218	(836)	249	(96)	345

Other interest-bearing liabilities	32	97	(63)	171	(19)	190

Total interest expense	(643)	(1,634)	991	(38)	(1,446)	1,408

Net change in net interest income	1,610	1,341	269	(563)	(118)	(445)

[1]	Changes due to combination of volume and rate are allocated proportionally.

S-5	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Investment Portfolio (Securities Available for Sale)

Fair values of the Group’s investment portfolio

in € m.	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Debt securities:
German government	18,042	14,370	9,076
U.S. Treasury and U.S. government agencies	2,890	235	1,571
U.S. local (municipal) governments	3,103	2,777	126
Other foreign governments	34,123	31,805	22,570
Corporates	8,922	8,512	9,248
Other asset-backed securities	588	646	943
Mortgage-backed securities, including obligations of U.S. federal agencies	28	236	53
Other debt securities	570	551	656

Total debt securities	68,266	59,132	44,242

Equity securities:
Equity shares	1,166	1,184	979
Investment certificates and mutual funds	75	99	98

Total equity securities	1,241	1,283	1,076

Total	69,507	60,415	45,319

Fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale

Dec 31, 2015		Gross unrealized holding
in € m.	Fair value	Gains	Losses	Amortized cost
Debt securities:
German government	18,042	241	66	17,867
U.S. Treasury and U.S. government agencies	2,890	0	53	2,943
U.S. local (municipal) governments	3,103	56	0	3,046
Other foreign governments	34,123	741	67	33,450
Corporates	8,922	339	59	8,641
Other asset-backed securities	588	46	4	546
Mortgage-backed securities, including obligations of U.S. federal agencies	28	1	0	27
Other debt securities	570	1	3	572

Total debt securities	68,266	1,425	252	67,093

Equity securities:
Equity shares	1,166	396	3	782
Investment certificates and mutual funds	75	2	2	75

Total equity securities	1,241	398	5	857

Total	69,507	1,824	257	67,950

The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2015:

Deutsche Bank	S-6
Annual Report 2015 on Form 20-F

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	1,213	1.5%	9,002	1.4%	6,200	1.8%	1,627	5.6%	18,042	1.9%

U.S. Treasury and U.S. government agencies	204	0.5%	2,686	0.2%	0	0.0%	0	0.0%	2,890	0.2%

U.S. local (municipal) governments	1	0.7%	(1)	0.0%	0	0.0%	3,102	3.7%	3,103	3.7%

Other foreign governments	2,503	1.9%	18,474	1.4%	11,002	1.9%	2,145	1.3%	34,123	1.6%

Corporates	784	3.8%	3,903	2.5%	2,790	3.1%	1,445	5.1%	8,922	3.2%

Other asset-backed securities	(12)	(0.0) %	101	1.4%	213	4.6%	286	4.9%	588	4.3%

Mortgage-backed securities, including obligations of U.S. federal agencies	20	1.2%	5	0.7%	3	0.2%	0	0.0%	28	1.0%

Other debt securities	384	2.4%	39	2.2%	40	3.4%	107	0.1%	570	2.1%

Total fair value	5,097	2.1%	34,209	1.4%	20,248	2.0%	8,712	3.6%	68,266	1.9%

Total amortized cost	5,110		33,719		19,965		8,299		67,093

Loans Outstanding

Analysis of the Group’s loan portfolio by industry sector and by the borrower’s country of domicile (in- or outside Germany)

in € m.	Dec 31, 2015	Dec 31, 2014[1]	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
German:
Financial intermediation	5,609	6,920	6,197	7,949	10,177
Fund management activities	344	296	0	0	0
Manufacturing	8,508	8,583	7,428	8,463	9,154
Wholesale and retail trade	4,563	4,294	4,062	4,212	3,948
Households	137,332	137,162	135,123	131,047	126,462
Commercial real estate activities	21,372	19,275	20,418	20,762	21,093
Public sector	12,785	12,725	11,417	9,729	10,747
Lease financing	482	723	712	244	820
Other	11,515	12,909	15,599	16,675	17,746

Total German	202,510	202,888	200,956	199,081	200,147

Non-German:
Financial intermediation	51,438	52,666	18,903	19,900	25,131
Fund management activities	24,663	11,842	0	0	0
Manufacturing	18,486	17,036	13,978	14,740	13,600
Wholesale and retail trade	12,274	11,420	9,903	12,814	11,097
Households	62,674	60,817	58,393	49,927	47,726
Commercial real estate activities	21,721	16,490	13,841	24,544	25,050
Public sector	4,396	5,357	4,811	5,649	5,665
Lease financing	79	381	718	636	859
Other	35,309	31,988	60,584	74,915	87,782

Total Non-German	231,039	207,995	181,130	203,125	216,910

Gross loans	433,549	410,883	382,086	402,206	417,057

(Deferred expense)/unearned income	772	58	(85)	137	381

Loan less (deferred expense)/unearned income	432,777	410,825	382,171	402,069	416,676

[1]	Comparatives have been restated to reflect changes in industry sectors.

Included in the category Other is Fund Management activities exposure of € 10.0 billion, € 16.8 billion and € 25.0 billion for December 31, 2013, 2012 and 2011, respectively.

S-7	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Loan Maturities and Sensitivity to Changes in Interest Rates

Analysis of maturities of the Group’s loan portfolio (excluding lease financing)

Dec 31, 2015 in € m.	Within 1 year	After one but within 5 years	After 5 years	Total
German:
Financial intermediation	3,397	1,850	362	5,609
Fund management activities	239	75	31	344
Manufacturing	5,580	2,421	507	8,508
Wholesale and retail trade	3,505	790	268	4,563
Households (excluding mortgages)	5,843	5,767	6,778	18,388
Households – mortgages	6,901	17,005	95,038	118,944
Commercial real estate activities	3,208	6,552	11,612	21,372
Public sector	6,157	3,010	3,618	12,785
Other	4,648	4,490	2,377	11,515

Total German	39,478	41,960	120,591	202,028

Non-German:
Financial intermediation	30,182	15,424	5,832	51,438
Fund management activities	12,228	5,863	6,572	24,663
Manufacturing	11,867	5,338	1,281	18,486
Wholesale and retail trade	9,307	2,214	753	12,274
Households (excluding mortgages)	13,765	9,856	3,308	26,929
Households – mortgages	4,227	2,717	28,801	35,745
Commercial real estate activities	6,933	10,596	4,191	21,721
Public sector	1,143	1,102	2,151	4,396
Other	13,564	16,033	5,712	35,309

Total Non-German	103,216	69,144	58,601	230,961

Gross loans	142,693	111,104	179,191	432,989

(Deferred expense)/unearned income	(23)	29	766	772

Loans less (deferred expense)/unearned income	142,717	111,075	178,425	432,217

Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date

Dec 31,2015 in € m.	After one but within 5 years	After 5 years	Total
Fixed rate loans	90,951	149,756	240,708
Floating or adjustable rate loans	20,153	29,435	49,588

Total	111,104	179,191	290,295

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

Loans 90 days or more Past Due and still accruing

Exposure of loans carried at amortized cost which were 90 days or more past due and still accruing for the last five years

in € m.	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
German	278	499	745	336	403

Non-German	135	148	238	118	147

Total loans 90 days or more past due and still accruing	413	647	983	454	550

Deutsche Bank	S-8
Annual Report 2015 on Form 20-F

Impaired Loans

Breakdown of the Group’s IFRS impaired loans by region based on the borrower’s country of domicile

in € m.	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Germany	3,004	3,499	3,261	3,615	3,721

Western Europe (excluding Germany)	4,337	4,986	5,832	5,476	4,665

Eastern Europe	255	259	252	344	241

North America	342	425	590	626	1,133

Central and South America	6	3	32	41	40

Asia/Pacific	178	174	175	233	270

Africa	26	1	1	0	0

Other	2	1	0	0	0

Total impaired loans	8,151	9,348	10,143	10,335	10,070

Breakdown of the Group’s IFRS impaired loans by industry sector of the borrower

in € m.	Dec 31, 2015	Dec 31, 2014[1]	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Financial intermediation	155	270	45	53	118

Fund management activities	8	64	93	128	917

Manufacturing	712	757	811	926	831

Wholesale and retail trade	497	591	661	554	468

Households	3,263	3,750	3,671	3,707	3,402

Commercial real estate activities	1,646	2,048	2,683	3,358	2,945

Public sector	16	54	39	0	0

Other[2]	1,854	1,815	2,139	1,609	1,389

Total impaired loans	8,151	9,348	10,143	10,335	10,070

[1]	Comparatives have been restated to reflect changes in industry sectors.
[2]

Thereof ‘Transportation, storage and communication’: Total Impaired Loans € 858 million (44%) in 2015 and € 804 million (39%) in 2014. The rest is split across varrious industries (of which no single one contributes 25 % or more o the total of the category ‘Other’).

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

in € m.	2015
German loans:
Gross amount of interest that would have been recorded at original rate	126
Less interest, net of reversals, recognized in interest revenue	34

Reduction of interest revenue	91

Non-German loans:
Gross amount of interest that would have been recorded at original rate	70
Less interest, net of reversals, recognized in interest revenue	32

Reduction of interest revenue	38

Total reduction of interest revenue	129

S-9	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Renegotiated Loans

Breakdown of the Group’s renegotiated loans representing our troubled debt restructurings

in € m.	Dec 31, 2015	Dec 31, 2014[1]	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Renegotiated loans considered nonimpaired
German	520	502	383	210	114
Non-German	356	448	399	678	950

Total renegotiated loans considered nonimpaired	876	950	783	888	1,064

Renegotiated loans considered impaired
German	942	1,145	709	309	252
Non-German	876	1,125	1,140	1,317	1,102

Total renegotiated loans considered impaired	1,819	2,270	1,849	1,626	1,354

Renegotiated loans
German	1,463	1,647	1,092	519	366
Non-German	1,233	1,573	1,539	1,995	2,052

Total renegotiated loans	2,695	3,220	2,632	2,514	2,418

[1]	Comparatives for forborne assets as per Financial Report 2014 have been restated. As a result, Total renegotiated loans increased by € 457 million omitted in prior disclosure.

The Group’s renegotiated loans declined by € 525 million or 16 % in 2015 driven by disposals and charge offs of impaired assets in NCOU and Postbank.

Restated 2014 renegotiated loans increased by € 588 million compared to 2013. The increase in impaired renegotiated loans of € 421 million was driven by Postbank along with individually assessed items within Germany in NCOU and CB&S, which was nearly off-set outside Germany due to reductions mainly within NCOU. The increase in non-impaired renegotiated loans in 2014 was again driven by Postbank along with other individually assessed items in Germany.

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

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2015, 2014 and 2013. Offsetting of local country claims is done for third party liabilities of the respective foreign offices that represent legal obligations of the foreign offices and for which no payment is guaranteed at locations outside of the country of the office. As of December 31, 2015, there were no outstandings that

Deutsche Bank	S-10
Annual Report 2015 on Form 20-F

exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2015 in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
United States	8,803	16,364	145,268	15,209	323,952	509,596	31.28

Great Britain	5,960	10,919	17,175	4,492	60,516	99,062	6.08

Luxembourg	9,458	13,531	36,149	3,877	10,297	73,312	4.50

France	7,371	11,865	34,225	5,980	–	59,441	3.65

Italy	10,030	13,988	12,159	764	9,351	46,292	2.84

Netherlands	3,107	8,714	18,440	4,148	171	34,580	2.12

Spain	5,431	3,222	9,471	1,113	3,900	23,137	1.42

Switzerland	2,761	3,980	11,011	3,998	1,147	22,897	1.41

Ireland	692	1,873	17,251	1,336	804	21,956	1.35

China	5,114	1,977	9,600	600	51	17,342	1.06

Japan	963	1,117	10,741	568	2,639	16,028	0.98

Cayman Islands	197	873	6,774	571	6,669	15,084	0.93

India	3,921	1,008	6,436	235	3,066	14,666	0.90

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2014 in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
United States	7,662	30,096	125,879	10,645	29,982	204,264	11.95

Great Britain	6,816	6,777	52,563	3,579	43,348	113,083	6.62

France	5,157	13,802	19,174	6,221	—	44,354	2.60

Luxembourg	7,712	8,706	23,328	3,395	879	44,020	2.58

Netherlands	4,210	9,562	22,930	3,848	112	40,662	2.38

Italy	9,662	18,914	7,840	446	3,228	40,090	2.35

Spain	6,865	3,579	8,134	738	4,737	24,053	1.41

China	7,205	1,354	9,067	605	42	18,273	1.07

Ireland	985	1,115	14,238	1,079	839	18,256	1.07

Switzerland	2,138	421	9,909	3,813	1,098	17,379	1.02

India	3,884	551	5,940	235	2,846	13,456	0.79

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2013 in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other [1]	Commit- ments	Net local country claim	Total	in %
United States	9,301	35,837	101,532	7,751	107,383	261,804	16.25

Great Britain	8,073	9,506	44,878	2,524	47,587	112,568	6.99

Luxembourg	8,226	6,597	46,089	1,559	398	62,869	3.90

France	4,754	16,799	14,889	7,430	—	43,872	2.72

Netherlands	3,228	11,917	18,246	4,256	219	37,866	2.35

Italy	6,156	21,707	7,583	621	4,877	40,944	2.54

Japan	2,002	2,253	16,195	238	7,112	27,800	1.73

Spain	6,726	4,492	5,998	975	5,266	23,457	1.46

Cayman Islands	76	—	10,562	426	9,277	20,341	1.26

Switzerland	1,945	555	9,309	3,928	1,487	17,224	1.07

China	6,867	622	6,403	259	45	14,196	0.88

Australia	1,549	1,327	5,515	205	5,623	14,219	0.88

Ireland	1,122	507	9,152	705	887	12,373	0.77

[1]	Other includes commercial and industrial, insurance and other loans.

S-11	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

Allowance for Loan Losses

Breakdown of the movements in the Group’s allowance for loan losses

in € m. (unless stated otherwise)	2015	2014	2013	2012[1]	2011[1]
Balance, beginning of year	5,212	5,589	4,692	4,158	3,296

Charge-offs:

German:
Financial intermediation	(3)	(1)	(0)	(1)	(2)
Manufacturing	(32)	(52)	(79)	(42)	(93)
Wholesale and retail trade	(24)	(60)	(17)	(42)	(26)
Households (excluding mortgages)	(276)	(167)	(192)	(265)	(273)
Households – mortgages	(107)	(142)	(64)	(60)	(26)
Commercial real estate activities	(30)	(92)	(26)	(11)	(13)
Public sector	0	0	(0)	(0)	(0)
Other	(75)	(59)	(95)	(71)	(112)

German total	(547)	(574)	(474)	(491)	(546)

Non-German total	(708)	(1,076)	(741)	(789)	(519)

Total charge-offs	(1,255)	(1,650)	(1,215)	(1,281)	(1,065)

Recoveries:

German:
Financial intermediation	0	1	0	0	1
Manufacturing	14	9	10	10	18
Wholesale and retail trade	3	3	3	6	8
Households (excluding mortgages)	33	26	64	106	93
Households – mortgages	39	40	38	15	1
Commercial real estate activities	7	3	2	2	3
Public sector	0	0	0	0	0
Other	14	13	18	19	17

German total	110	95	136	158	142

Non-German total	51	46	26	37	26

Total recoveries	161	141	162	195	168

Net charge-offs	(1,094)	(1,509)	(1,053)	(1,086)	(897)

Provision for loan losses	882	1,129	2,060	1,728	1,832

Other changes (i.e., exchange rate changes, changes in the group of consolidated companies)	28	3	(109)	(108)	(69)

Balance, end of year	5,028	5,212	5,589	4,692	4,162

Percentage of total net charge-offs to average loans for the year	0.25%	0.37%	0.28%	0.27%	0.22%

[1]	Allowance, beginning of year 2012 differs from Allowance, end of year 2011 due to changes in consolidation rules according to IFRS 10.
[2]	Comparatives have been restated to reflect changes in industry sectors.

The Group’s allowance for loan losses as of December 31, 2015 was € 5.0 billion, 55 % of which is related to collectively assessed and 45 % to individually assessed loan losses. The reduction in the allowance for loan losses of € 184 million compared to prior year end mainly relates to € 1.1 billion net charge-offs largely offset by € 0.9 billion of additional loan loss provisions.

The reduction in 2015 in provisions for loan losses in our individually assessed loan portfolio amounted to € 164 million driven by IAS 39 reclassified assets and other real estate exposures recorded in NCOU, partly offset by higher provisioning in our Shipping and Leveraged Finance Portfolios in CB&S. The reduction in our collectively assessed loan portfolio of € 83 million mainly results from higher releases related to NPL sales along with an ongoing positive credit environment in Germany and a stabilization of Southern European markets.

The reduction in charge offs of € 415 million compared to 2014 is mainly driven by Postbank and results from high prior year levels caused by a one-off effect due to the alignment of processes.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 389 million at the end of 2015, representing 8 % of our total allowance for loan losses, down 25 % from the level at the end of the prior year which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was driven by net

Deutsche Bank	S-12
Annual Report 2015 on Form 20-F

charge offs of € 113 million along with net releases of € 44 million and partly offset by increases related to foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 129 million and net charge-offs increased by € 98 million in 2015. Both changes were partly related to disposals.

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

The main driver of the increase in charge-offs in 2014 against our individually assessed loan portfolio was an alignment of processes in Postbank. This alignment resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income. Additionally, higher charge-offs in GTB relating to a single client credit event in the prior year contributed to the overall increase which was partly offset by reductions in charge-offs for IAS 39 reclassified assets. The increase in charge-offs against our collectively assessed loan portfolio mainly related to the disposal of impaired loan portfolios in Italy.

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

S-13	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2015, 67 % of the Group’s total allowance was attributable to non-German clients compared to 64 % as of December 31, 2014.

in € m.	2015	2014	2013	2012	2011
Balance, beginning of year	3,339	3,612	2,968	2,509	2,284

Provision for loan losses	612	724	1,438	1,152	751

Net charge-offs	(657)	(1,030)	(715)	(752)	(493)
Charge-offs	(708)	(1,076)	(741)	(789)	(519)
Recoveries	51	46	26	37	26

Other changes (i.e., exchange rate changes, changes in the group of consolidated companies)	51	34	(80)	59	(33)

Balance, end of year	3,345	3,339	3,612	2,968	2,509

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

Deutsche Bank	S-14
Annual Report 2015 on Form 20-F

in € m. (unless stated otherwise)	Dec 31, 2015		Dec 31, 2014[1]		Dec 31, 2013		Dec 31, 2012		Dec 31, 2011
German:

Individually assessed loan loss allowance:
Financial intermediation	0	1%	2	1%	2	2%	1	2%	13	2%
Manufacturing	196	2%	213	2%	236	2%	277	2%	252	2%
Households (excluding mortgages)	98	4%	152	4%	139	5%	94	5%	78	4%
Households – mortgages	6	27%	6	29%	11	30%	14	28%	12	26%
Public sector	0	3%	0	3%	0	3%	0	2%	0	3%
Wholesale and retail trade	84	1%	82	1%	129	1%	111	1%	112	1%
Commercial real estate activities	48	5%	78	5%	149	5%	157	5%	241	5%
Other[2]	216	3%	207	4%	197	4%	128	4%	124	4%

Individually assessed loan loss allowance German total	647		740		864		782		832

Collectively assessed loan loss allowance	1,035		1,133		1,113		942		821

German total	1,683	47%	1,873	50%	1,977	53%	1,724	49%	1,653	48%

Non-German:

Individually assessed loan loss allowance	1,604		1,624		1,993		1,484		1,179

Collectively assessed loan loss allowance	1,741		1,715		1,619		1,484		1,327

Non-German total	3,345	53%	3,339	50%	3,612	47%	2,968	51%	2,507	52%

Total allowance for loan losses	5,028	100%	5,212	100%	5,589	100%	4,692	100%	4,162	100%

Total individually assessed loan loss allowance	2,252		2,364		2,857		2,266		2,011

Total collectively assessed loan loss allowance	2,776		2,849		2,732		2,426		2,150

Total allowance for loan losses	5,028		5,212		5,589		4,692		4,162

[1]	Comparatives have been restated to reflect changes in industry sectors.
[2]	Includes mainly Transportation and Services.

Deposits

The amount of other time deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 39.4 billion as of December 31, 2015, thereof with maturities within three months € 16.3 billion, after three months but within six months € 9.3 billion, after six months but within one year € 7.1 billion and after one year € 6.8 billion. The amount of certificates of deposits in the amount of U.S.$ 100,000 or more in offices in Germany was € 2.0 billion as of December 31, 2015, thereof with maturities within three months € 212 million and after six months but within one year € 1.8 billion.

The amount of certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by non-German offices was € 37.3 billion as of December 31, 2015.

Total deposits by foreign depositors in German offices were € 40.5 billion, € 38.4 billion and € 24.8 billion as of December 31, 2015, 2014 and 2013, respectively.

Return on Equity and Assets

	2015	2014	2013
Return on average shareholders’ equity (post-tax)[1]	(9.84) %	2.71%	1.19%

Return on average total assets (post-tax)[2]	(0.38) %	0.10%	0.03%

Equity to assets ratio[3]	3.86%	3.56%	2.89%

Dividend payout ratio:[4]
Basic earnings per share	0%	56%	112%

Diluted earnings per share	0%	57%	115%

N/M – Not meaningful

[1]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.
[2]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.
[3]	Average shareholders’ equity as a percentage of average total assets for each year.
[4]	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year.

S-15	Deutsche Bank	PART I – 8	Signatures – 115
	Annual Report 2015 on Form 20-F	PART II – 103	Annual Report – 116
		PART III – 114	Supplemental Financial Information
(Unaudited) – 1

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

in € m. (unless stated otherwise)	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	9,803	10,887	13,381
Average balance[1]	10,541	24,566	42,706
Maximum balance at any month-end	17,520	42,492	75,762
Weighted-average interest rate during the year	1.45%	0.65%	0.44%
Weighted-average interest rate on year-end balance	0.89%	1.25%	0.32%

Securities loaned:
Balance, end of year	3,270	2,339	2,106
Average balance[1]	3,015	3,834	4,562
Maximum balance at any month-end	3,449	4,443	6,837
Weighted-average interest rate during the year	(1.50) %	(4.08) %	(4.57) %
Weighted-average interest rate on year-end balance	0.32%	1.01%	0.25%

Commercial paper:
Balance, end of year	9,327	14,787	20,852
Average balance[1]	13,130	21,472	24,936
Maximum balance at any month-end	15,883	25,738	28,496
Weighted-average interest rate during the year	0.47%	0.43%	0.37%
Weighted-average interest rate on year-end balance	0.65%	0.49%	0.29%

Other:
Balance, end of year	18,683	28,144	38,915
Average balance[1]	21,195	32,608	45,524
Maximum balance at any month-end	24,451	39,034	49,770
Weighted-average interest rate during the year	0.79%	0.38%	0.43%
Weighted-average interest rate on year-end balance	0.55%	0.34%	0.32%

[1]	Based upon month-end balances.

Deutsche Bank	S-16
Annual Report 2015 on Form 20-F

[Page intentionally left blank]