Form 20-F
period 2023-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2024-03-14
CIK 1159508

As filed with the Securities and Exchange Commission on March 14, 2024
UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
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
Ordinary Shares, no par value  1,992,047,850
(as of December 31, 2023)
1

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
U.S. GAAP☐ International Financial Reporting Standards☒ Other ☐
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
Yes ☐ No ☐
Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 29, 2024)
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
Annual Report 2023 on Form 20-F

Table of Contents

Table of Contents –
3
PART I –
8
Item 1: Identity of Directors, Senior Management and Advisers –
8
Item 2: Offer Statistics and Expected Timetable –
8
Item 3: Key Information –
8
Dividends –
9
Capitalization and Indebtedness –
10
Reasons for the Offer and Use of Proceeds –
10
Risk Factors –
11
Item 4: Information on the company –
42
History and development of the company –
42
Business Overview –
42
The competitive environment –
50
Regulation and Supervision –
59
Organizational Structure –
78
Property and Equipment –
78
Information required by subpart 1400 of SEC Regulation S-K –
78
Item 4A: Unresolved Staff Comments –
79
Item 5: Operating and Financial Review and Prospects –
79
Overview –
79
Material Accounting Policies and Critical Accounting Estimates –
79
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements –
79
Operating results –
80
Results of operations –
81
Financial position –
81
Liquidity and capital resources –
81
Post-employment benefit plans –
81
Off-balance sheet arrangements –
81
Tabular disclosure of contractual obligations –
82
Research and development, patents and licenses –
82
Item 6: Directors, Senior Management and Employees –
83
Directors and Senior Management –
83
Board practices of the Management Board –
86
Compensation –
86
Employees –
87
Share Ownership –
87
Item 7: Major Shareholders and Related Party Transactions –
88
Major Shareholders –
88
Related Party Transactions –
90
Interests of Experts and Counsel –
90
Item 8: Financial Information –
91
Consolidated statements and other financial information –
91
Significant changes –
92
Item 9: The Offer and Listing –
93
Offer and Listing Details and Markets –
93
Plan of Distribution –
93
Selling Shareholders –
93
Dilution –
93
Expenses of the Issue –
93
Item 10: Additional Information –
94
Share Capital –
94
Memorandum and Articles of Association –
94
Notification Requirements –
98
Material Contracts –
103
Exchange Controls –
103
Taxation –
103
Dividends and Paying Agents –
107
Statement by Experts –
107
Documents on Display –
107
Subsidiary Information –
107
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk –
107
Item 12: Description of Securities other than Equity Securities –
107
PART II –
108
3
Deutsche Bank
Annual Report 2023 on Form 20-F

Item 13: Defaults, Dividend Arrearages and Delinquencies –
108
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds –
108
Item 15: Controls and Procedures –
108
Disclosure Controls and Procedures –
108
Management’s Annual Report on Internal Control over Financial Reporting –
108
Report of Independent Registered Public Accounting Firm –
109
Opinion on Internal Control Over Financial Reporting –
109
Item 16A: Audit Committee Financial Expert –
111
Item 16B: Code of Ethics –
111
Item 16C: Principal accountant fees and services –
111
Item 16D: Exemptions from the Listing Standards for Audit Committees –
111
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers –
112
Item 16F: Change in Registrant’s Certifying Accountant –
112
Item 16G: Corporate Governance –
113
Item 16H: Mine Safety Disclosure –
116
Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections –
116
Item 16J: Insider Trading Policies –
116
Item 16K: Cybersecurity –
116
Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012 –
117
PART III –
119
Item 17: Financial Statements –
119
Item 18: Financial Statements –
119
Item 19: Exhibits –
119
Signatures –
120
Annual Report – 121
Supplemental Financial Information (Unaudited) –
4
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank Aktiengesellschaft, also called Deutsche Bank AG, is a stock corporation organized under the laws of the Federal Republic of Germany. Unless otherwise specified or required by the context, in this document, references to “Deutsche Bank”, “the bank” or “the Group” are to Deutsche Bank Aktiengesellschaft and its consolidated subsidiaries.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals the bank provides and percentages may not precisely reflect the absolute figures.
The bank’s registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and its telephone number is +49-69-910-00.
Inclusion of its Annual Report
Deutsche Bank has included as an integral part of this Annual Report on Form 20-F its Annual Report 2023, to which the bank refers to in response to certain items included in Form 20-F. Certain portions of the Annual Report 2023 have been omitted, as indicated therein. The included Annual Report 2023 contains the Consolidated Financial Statements, which the bank refers to in response to Items 8 and 18.
The Annual Report 2023 and Consolidated Financial Statements included herein differ from those Deutsche Bank publishes for other purposes (the “non-SEC” versions thereof) in that the financial information presented in the Annual Report 2023 and Consolidated Financial Statements included herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial information presented in the non-SEC Annual Report 2023 and Consolidated Financial Statements included therein, by contrast, has been prepared in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU), including, effective as of January 1, 2020, the application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of International Accounting Standard (IAS) 39. For further information, see Note 1, “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve-out” to the Consolidated Financial Statements.
Such Consolidated Financial Statements differ from those contained in the Annual Report 2023 used for other purposes (the “non-SEC financial statements”) in that (i) Notes 42, 43 and 44 of the non-SEC financial statements, which address non-U.S. requirements, have been deleted, (ii) Note 45 of the non-SEC financial statements is set forth as Note 42 of the included financial statements, and (iii) Note 43, which addresses U.S. requirements, has been added to the included financial statements.
The Consolidated Financial Statements have been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2023. Such report is included only in the version of the Annual Report 2023 included in this Annual Report on Form 20-F.
5
Deutsche Bank
Annual Report 2023 on Form 20-F

Cautionary Statement Regarding Forward-Looking Statements
Deutsche Bank makes certain forward-looking statements in this document with respect to its financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
– The potential development and impact on the bank of economic and business conditions and the legal and regulatory environment to which the bank is subject, including the significant challenges that may arise from persistent inflationary pressures and significantly higher interest rates, the continuing war in Ukraine, the Israel-Hamas war and the risk of a broader conflict in the region, tensions with China, deterioration of the macroeconomic environment, and elevated geopolitical risks
– Deutsche Bank’s ability to sustain its revenues or to control its cost base by means of its strategic initiatives and responses to economic and business conditions and the legal and regulatory environment
– The development of aspects of Deutsche Bank’s results of operations
– The bank’s expectations of the impact of risks that affect the bank’s business, including the risks of losses in its trading businesses and credit exposures
– Other statements relating to the bank’s future business development and economic performance
In addition, the Group may from time to time make forward-looking statements in the periodic reports to the United States Securities and Exchange Commission on Form 6-K, annual and interim reports, invitations to Annual General Meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Deutsche Bank’s Management Board, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.
Forward-looking statements are statements that are not historical facts, including statements about the bank’s beliefs and expectations. Deutsche Bank uses words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “estimate”, “project”, “should”, “potential”, “reasonably possible”, “plan”, “aim” and similar expressions to identify forward-looking statements.
By their very nature, forward-looking statements involve risks and uncertainties, both general and specific. Deutsche Bank bases these statements on its current plans, estimates, projections and expectations. The reader of this document should therefore not place too much reliance on them. The bank’s forward-looking statements speak only as of the date the bank makes them, and Deutsche Bank undertakes no obligation to update any of them in light of new information or future events.
Deutsche Bank cautions the reader that a number of important factors could cause its actual results to differ materially from those the bank describes in any forward-looking statement. These factors include those listed above and, among others, the following:
– Other changes in general economic and business conditions
– Changes and volatility in currency exchange rates, interest rates and asset prices
– Changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions
– The potential development and impact on the bank of legal and regulatory proceedings to which the bank is or may become subject
– Changes in the bank’s competitive environment
– The success of acquisitions, divestitures, mergers and strategic alliances
– Other factors, including those the bank refers to in “Item 3: Key Information – Risk Factors” and elsewhere in this document and others to which the bank does not refer
6
Deutsche Bank
Annual Report 2023 on Form 20-F

Use of Non-GAAP Financial Measures
This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the bank’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the financial statements. Examples of Deutsche Bank’s non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:
Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted profit (loss) before tax, Profit (loss) before tax excluding nonoperating costs	Profit (loss) before tax
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments, Profit (loss) attributable to Deutsche Bank shareholders for the segments, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders excluding nonoperating costs
Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Cost/income ratio excluding nonoperating costs	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Adjusted post-tax return on average tangible shareholders’ equity (based on adjusted profit (loss) attributable to Deutsche Bank Shareholders), Post-tax return on average shareholders’ equity excluding nonoperating costs, Post-tax return on average tangible shareholders’ equity excluding nonoperating costs
Post-tax return on total shareholders’ equity
Book value per basic share outstanding, Tangible book value per basic share outstanding	Book value per share outstanding

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
7
Deutsche Bank
Annual Report 2023 on Form 20-F

PART I

Item 1: Identity of Directors, Senior Management and Advisers
Not required because this document is filed as an Annual Report.
Item 2: Offer Statistics and Expected Timetable
Not required because this document is filed as an Annual Report.
Item 3: Key Information
8
Deutsche Bank
Annual Report 2023 on Form 20-F

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2023, 2022, 2021, 2020 and 2019. Deutsche Bank declares dividends at its Annual General Meeting following each year. For 2023, the Management Board will propose to the Annual General Meeting to pay a dividend of € 0.45 per share. Deutsche Bank’s dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because the Group declares dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.
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
Dividends in the table below are presented before German withholding tax.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of the bank’s dividends.
			Payout ratio[2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2023 (proposed)	$ 0.50	€ 0.45	16%	16%
2022	$ 0.32	€ 0.30	13%	13%
2021	$ 0.23	€ 0.20	20%	21%
2020	$ 0.00	€ 0.00	N/M	N/M
2019	$ 0.00	€ 0.00	N/M	N/M

N/M – Not meaningful
1 For convenience, the Group presents dividends in U.S. dollars for each year by translating the euro amounts at the period end rate for the last business day of each year
2 Payout ratio defined as dividends per share the Group paid in respect of each financial year as a percentage of basic and diluted earnings per share for that year
3 For the financial years 2019 and 2020, no dividends were paid
9
Deutsche Bank
Annual Report 2023 on Form 20-F

Capitalization and Indebtedness
Consolidated capitalization in accordance with IFRS as issued by the IASB as of December 31, 2023 in € m.
Debt:[1]
Long-term debt	119,390
Trust preferred securities	289
Long-term debt at fair value through profit or loss	10,709
Total debt	130,388

Shareholders’ equity:
Common shares (no par value)	5,223
Additional paid-in capital	40,187
Retained earnings	22,845
Common shares in treasury, at cost	(481)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(879)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	22
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	18
Foreign currency translation, net of tax	(930)
Unrealized net gains (losses) from equity method investments	(6)
Total shareholders’ equity	65,999
Equity component of financial instruments	8,569
Noncontrolling interests	1,763
Total equity	76,330
Total capitalization	206,718

1 € 39,847 million (31%) of Deutsche Bank’s debt was secured as of December 31, 2023.
Reasons for the Offer and Use of Proceeds
Not required because this document is filed as an Annual Report.
10
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Summary of Risk Factors
Risks Relating to the Macroeconomic, Geopolitical and Market Environment . Deutsche Bank is materially affected by global macroeconomic and financial market conditions. Significant challenges may arise from market volatility, inflation risks, and impacts of a higher interest rate environment, more stringent lending standards and increased refinancing risks. A number of geopolitical and political risks, such as further escalation of the Israel-Hamas war in the region, impacts from the ongoing war in Ukraine, tensions between the United States and China, along with upcoming elections in the United States, EU and other regions around the world, could negatively affect the business environment, leading to weaker economic activity and a broader correction in the financial markets. Materialization of these risks could negatively affect Deutsche Bank’s results of operations in some of the bank’s businesses and its financial condition as well as its strategic plans.
Risks Relating to Deutsche Bank’s Business and Strategy. While the bank continuously plans for and adapts to changing situations, the bank runs the risk that a significant deterioration in the global operating environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, could lead to the bank missing its 2025 financial targets. If Deutsche Bank is unable to sustain its revenues or to control its costs, the bank may be unable to meet its 2025 targets and may have difficulties maintaining capital, liquidity and leverage at levels expected by market participants and regulators. Adverse market conditions, asset price deteriorations, volatility, foreign exchange rate movements and cautious investor sentiment may materially and adversely affect Deutsche Bank’s revenues and profits. Intense competition, in Deutsche Bank’s home market of Germany as well as in international markets, could have a material adverse impact on Deutsche Bank’s business, results of operations or strategic plans and targets.
Deutsche Bank’s liquidity, business activities and profitability may be adversely affected by an inability to access the debt capital markets or to sell assets during periods of market-wide or firm-specific liquidity constraints which could significantly impact aspects of the bank’s business model. Additional liquidity risks due to negative developments in the wider financial sector may also result in higher rates of outflows contributing to a deterioration in the public perception and causing even further outflows.
Risks Relating to Regulation and Supervision. Prudential reforms and increased regulatory scrutiny affecting the financial sector continue to have a significant impact on Deutsche Bank, which may adversely affect its business and, in cases of non-compliance, could lead to regulatory sanctions against the bank, including prohibitions against the bank from making dividend payments, share repurchases or payments on its regulatory capital instruments, or increasing regulatory capital and liquidity requirements. Competent regulators may prohibit the bank from making dividend payments, share repurchases or payments on its regulatory capital instruments or take other actions if the Group fails to comply with regulatory requirements. Regulatory changes may impact how key entities are funded which could affect how businesses operate and negatively impact results. Regulatory actions may also require Deutsche Bank to change its business model or result in some business activities becoming unviable. Regulatory and legislative changes require Deutsche Bank to maintain increased capital and debt that can be bailed in in a resolution scenario and abide by tightened liquidity requirements. Any perceptions in the market that the bank may be unable to meet its capital or liquidity requirements could intensify the effect of these factors on the bank’s business and results.
Risks Relating to Deutsche Bank’s Internal Control Environment. Deutsche Bank is focused on the need to strengthen its internal control environment and infrastructure and has embarked on initiatives to accomplish this. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht , BaFin) has ordered the bank to improve its control and compliance infrastructure relating to anti-money laundering and know-your-client processes and appointed a special representative to monitor these measures’ implementation. If Deutsche Bank is unable to improve its infrastructure and control environment on the timelines set or expected by regulators, the bank’s reputation, regulatory position and financial condition may be materially adversely affected.
11
Deutsche Bank
Annual Report 2023 on Form 20-F

Risks Relating to Cybersecurity. Cybersecurity threats such as the risk of breaches in confidentiality, integrity, or availability of the bank’s or clients’ information, or breaches of the security of third-party computer systems could adversely affect the bank’s ability to conduct business, result in reputational damage, increase legal and regulatory risk and cause financial loss. Breaches can occur due to unauthorized access to networks or resources, the introduction of computer viruses or malware, or other forms of cybersecurity attacks or incidents.
Risks Relating to Litigation, Regulatory Enforcement Matters, Investigations and Tax Examinations. The bank operates in a highly regulated and litigious environment, potentially exposing the bank to liabilities and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm. Should any legal proceedings be resolved against the bank or any investigations result in a finding that the bank failed to comply with an applicable law, Deutsche Bank could be exposed to material damages, fines, limitations on business, remedial undertakings, criminal prosecution or other material adverse effects on its financial condition as well as risk to the bank’s reputation and potential loss of business as a result of extensive media attention. Guilty pleas by or convictions of the bank or its affiliates in criminal proceedings, or regulatory or enforcement orders, settlements or agreements to which the bank or its affiliates become subject, may have consequences that have adverse effects on certain of its businesses. Moreover, if these matters are resolved on terms that are more adverse to the bank than expected, in terms of the costs or necessary changes to the bank’s businesses, or if related negative perceptions concerning its business and prospects and related business impacts increase, Deutsche Bank may not be able to achieve its strategic objectives or may be required to change them.
Climate Change and Other Risks Relating to Environmental, Social and Governance (ESG)-Related Matters. The impacts of rising global temperatures and the associated policy, technology and behavioral changes required to limit global warming have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events, and transition risks as carbon-intensive sectors are faced with higher costs, potentially reduced demand and restricted access to financing. More rapid than currently expected emergence of transition and/or physical climate risks and other environmental risks may lead to increased credit and market losses as well as operational disruptions due to impacts on vendors and the bank’s own operations. Financial institutions are facing increased scrutiny and regulatory reporting requirements on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies, including inconsistent (and sometimes conflicting) perspectives or requirements, leading to reputational risk if the bank is not seen to support ESG objectives and the risk that Deutsche Bank’s sustainability disclosures do not adhere to evolving standards.
Other Risks. Deutsche Bank is also subject to other risks, including the following:
– Remaining risks related to Postbank IT migrations could increase and/or impact the bank’s reputation and may result in loss of clients, business or impact the bank’s future results
– Deutsche Bank’s risk management policies, procedures and methods leave the bank exposed to unidentified or unanticipated risks, which could lead to material losses
– Deutsche Bank utilizes a variety of third parties in support of its business and operations. Services provided by third parties pose risks to the bank comparable to those it bears when performing the services internally, and the bank remains ultimately responsible for the services the third parties provide. If such a third party does not conduct business in accordance with applicable standards or the bank’s expectations, the bank could be exposed to material losses or regulatory action, litigation or reputational damage or fail to achieve the benefits sought from the third-party relationship
– Operational risks, which may arise from errors in the performance of the bank’s processes, including from customer backlog issues from the Postbank IT migration, the conduct of its employees, instability, malfunction or outage of IT systems and infrastructure, or loss of business continuity, or comparable issues with respect to its third-party service providers, may disrupt the bank’s businesses and lead to material losses
– The inability to have equivalence arrangements with Central Clearing Counterparties in countries outside the EU may have adverse effects on Deutsche Bank’s business, results of operations or financial targets; more generally, the bank’s large clearing and settlement business poses risks if it fails to operate properly for even short periods
– Impairments of goodwill and other intangible assets and reductions in deferred tax assets have had and may in the future have material adverse effects on Deutsche Bank’s profitability, equity and financial condition
– In addition to the bank’s traditional banking businesses of deposit-taking and lending, the bank may also engage in nontraditional credit businesses in which credit is extended via transactions that materially increase the bank’s exposure to credit risk
–
A substantial proportion of the bank’s assets and liabilities comprise financial instruments that the bank carries at fair value, with changes in fair value recognized in the income statement. Deutsche Bank has incurred losses, and may incur further losses, from such changes
– Deutsche Bank is exposed to pension risks which can materially impact the measurement of its pension obligations, including interest rate, inflation, longevity and liquidity risks that can materially impact the bank’s earnings
– Digital innovation offers market entry opportunities for new competitors such as cross-industry entrants, global high-tech companies or financial technology companies, which will increase the bank’s need for investment in digital product and process resources to mitigate the risk of a potential loss of market share
– Digital innovation and crypto assets, while presenting opportunities, also possess significant risks. The bank may miss opportunities to develop its franchise by missing trends or not sufficiently deploying financial resources in this area
– Deutsche Bank is subject to laws and other requirements relating to financial and trade sanctions and embargoes. If the bank breaches such laws and requirements, it can be subject, and in the past has been subject, to material regulatory enforcement actions and penalties
12
Deutsche Bank
Annual Report 2023 on Form 20-F

– Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism or persons targeted by U.S. economic sanctions may lead potential customers and investors to avoid doing business with the bank or investing in Deutsche Bank’s securities, harm the bank’s reputation or result in regulatory or enforcement action, which could have a material and adverse effect on the bank’s business
Risks Relating to the Macroeconomic, Geopolitical and Market Environment
Deutsche Bank is materially affected by global macroeconomic and market conditions. Significant challenges may arise from persistent inflation, the interest rate environment, market volatility, and a deteriorating macroeconomic environment. These risks could negatively affect the business environment, leading to weaker economic activity and a broader correction in the financial markets. Materialization of these risks could negatively affect Deutsche Bank’s results of operations and financial condition as well as the bank’s strategic plans and financial targets. Deutsche Bank takes step to manage these risks through its risk management and hedging activities but remains exposed to these macroeconomic and market risks.
In 2023, several U.S. regional banks and one major European bank either failed or were restructured leading to investor concerns over the wider banking sector. While overall fundamentals remained sound, as indicated by the 2023 U.S. CCAR and EU-wide EBA stress tests, and market volatility has subsequently decreased, these events have in certain areas increased the likelihood of a tightening of financial conditions as banks act to preserve liquidity amid higher competition for deposits and increased depositor sensitivity around concentration risks and unrealized losses on rates sensitive exposures. A pronounced tightening in financial conditions would lead to more stringent lending standards and higher client refinancing risks, with Commercial Real Estate and more highly leveraged corporate clients among the sectors with increased risk.
Major central banks likely reached the peak of the policy rate cycle in 2023. Headline inflation and more recently core inflation have shown clearer signs of progress in decelerating towards central bank targets. Financial markets have started to anticipate significant rate cuts for 2024 which has supported a significant easing of financial conditions with lower bond yields, higher equities prices and tighter credit spreads. However, the path to monetary policy normalization remains somewhat uncertain with central banks signaling that market expectations of early rate cuts in 2024 may be too optimistic in light of remaining inflation risks.
The lagged effects from tighter monetary policy could lead to refinancing risks and potential downgrades across the bank’s client franchise while corporate default rates could continue to rise in 2024. The risk of idiosyncratic defaults also remains high. In addition, inflation, interest rates and market volatility could lead to significant collateral value reductions with risks related to recoveries in case of liquidation and therefore higher impacts on provision for credit losses. This is particularly relevant in instances where financing is asset based and without recourse to a third party. As the lagged effects of higher rates and quantitative tightening feed through to the real economy, further liquidity events may crystallize. The bank could therefore experience higher-than-expected provision for credit losses
, and elevated interest rates may adversely affect Deutsche Bank’s planned results of operations, financial and cost targets, and may also result in rating downgrades across the bank’s client franchise leading to credit risk RWA inflation. More persistent inflation and higher terminal interest rates could increase clients’ reallocation of savings to higher interest paying fixed deposits and dampen consumer spending and private client investments which could lead to a reduction in new lending for consumer finance and/or private mortgages. Furthermore, higher costs of living for private individuals as result of a more persistent inflationary environment could negatively affect their ability to repay credit obligations and consequently could lead to higher provisions for credit losses particularly in consumer finance.
Commercial real estate (CRE) markets remain under stress from the impact of high interest rates and borrowing costs, tight lending conditions and economic headwinds. Decreasing liquidity and price discovery for CRE valuations have resulted in a pronounced decline in transactions and reduced willingness to extend lending, particularly in the U.S. office market. The developments in the CRE markets impact collateral values and consequently loan-to-value ratios, particularly in the office sector, and may result in higher-than-expected provision for credit losses.
13
Deutsche Bank
Annual Report 2023 on Form 20-F

The U.S. economy has remained resilient in 2023, performing in line with a soft-landing scenario, with the labor market softening gradually and inflation pressures receding. Consensus GDP growth forecasts for 2023 and 2024 have continuously been revised upwards. Economic downside risks remain though, mainly due to the lagged impact of monetary tightening. The same holds for the Eurozone economy where economic activity remains weak, particularly in manufacturing, and country performance is divergent with Germany underperforming as the energy induced competitiveness shock and other structural factors continue to weigh on the economy. Economic growth is projected to recover only slowly in 2024. External downside risks stem not only from the U.S. and Europe but also from China’s economy where domestic activity lacks momentum and the highly indebted real estate sector has yet to show signs of a turn around.
Overall, either in isolation or in combination with other risk factors such as an escalation of the China/Taiwan tensions and the political risks associated with the 2024 U.S. election, the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher-than-expected credit and market losses. This could also lead to rating declines among clients, leading to increasing provisioning levels as well as increased numbers of clients drawing down on credit facilities which would lead to higher capital requirements and liquidity demands. There could also be a higher risk of idiosyncratic defaults. Higher volatility in financial markets could lead to increased margin calls, higher market risk RWA and elevated valuation reserves. Negative impacts on investor appetite may also impact the Group’s ability to distribute and de-risk capital market commitments, which could potentially result in losses as well as making pricing and hedging more challenging and costly. Volatility in capital markets also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example shortfalls under Lombard or securities financing transactions.
The aforementioned developments could also impact Deutsche Bank’s revenue generating capabilities and costs, while market declines and volatility could negatively impact the value of financial instruments, drive volatility in the bank’s valuation and timing differences and result in impairments of non-financial assets. This is particularly relevant as a decline in financial market liquidity would exacerbate price volatility and the risk of broader market stress. Market volatility, which can be also triggered by unexpected policy decisions or policy mistakes, and the challenging macro environment could also lead to increased inherent risks in several non-financial risks including transaction processing, internal and external fraud and conduct risks including attempts to conceal losses and increased litigation attempts from clients.
Another area of focus is private capital markets which include certain activities from non-bank financial institutions and private credit more broadly. The non-bank financial institutions sector is extremely broad with diverse risk profiles and vulnerabilities. A failure of one or multiple larger non-bank financial institutions has the potential to drive direct losses for banks including Deutsche Bank and other creditors and capital providers. Broader market instability with rising rates, risk aversion, market illiquidity and economic slowdown all increase the likelihood of failures occurring as returns drop and investors reallocate capital. Although the bank’s risk management approaches are intended to be commensurate to the risk profile of underlying counterparty and concentration risk exposures, they cannot ensure that the bank will not experience material losses in the event of future market instability.
A substantial proportion of the assets and liabilities on the Group’s balance sheet is comprised of financial instruments that are carried at fair value, with changes in fair value recognized in the bank’s income statement. As a result of such changes, Deutsche Bank has incurred losses in the past, and may incur further losses in the future. The bank is exposed to risks related to movements from foreign exchange rates, most notably related to USD and GBP. The bank also accounts for a substantial portion of assets and liabilities at amortized costs. The fair value of these assets may be lower than the carrying value and could result in realized losses if the assets are sold prior to maturity.
A number of geopolitical and political risks and events could negatively affect Deutsche Bank’s business environment, including via weaker economic activity, financial market corrections, compliance risks or a lower interest rate environment.
On October 7, 2023, Hamas terrorists attacked Israel, which Israel responded to with a military campaign against Hamas forces and infrastructure in Gaza. Although direct risk or impacts to the bank are contained to date and no significant losses are currently expected, the key risk relates to the potential for wider escalation within the region. Going forward this may also impact oil prices, broader energy markets and global supply chains thereby undermining confidence and global growth.  In early 2024, this regional escalation has increased including Houthi attacks against cargo vessels in the Red Sea. The latter already impacting global supply chains, with Asia-to-North Europe freight rates more than doubling.
Amidst the ongoing war in Ukraine, further sanctions packages have been introduced in 2023. New sanctions, as well as countermeasures by the Russian government, increased differences between the local application and implementation of relevant requirements by Deutsche Bank’s subsidiaries in Russia and the Deutsche Bank Group, along with increasing operational complexity and creating conflict of law situations. Sanctions and Russian countermeasures, including expropriation of assets, may also complicate the wind-down of transactions and relationships that the bank may need to exit. This regulatory environment or other restrictions could result in accounting losses or the loss of control over Deutsche Bank’s subsidiaries or assets. Any of these risks could disrupt business and lead to material losses.
14
Deutsche Bank
Annual Report 2023 on Form 20-F

Against this backdrop, the Russian government and economy could further resort to activity aimed at circumventing the sanctions imposed, intentionally or unwittingly facilitated through economic operators in the West or in so-called proxy-countries which take a neutral position towards the Russian war against Ukraine. It may be challenging for the bank to identify such activity and protect the bank against the potential regulatory and reputational impacts of such illicit activity in all cases. Against the challenging sanctions backdrop, banks may also be implicated in economic disputes of and with counterparties which could result in costs or losses which would not occur in the normal course of business.
Also, tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, and cybersecurity. While the bank does not consider a China/Taiwan military conflict as its base case in the near-term, potential downside impacts from an escalation are significant and could substantially and adversely affect Deutsche Bank’s planned results of operations and financial targets. The German government published its own China strategy which envisages German companies to still partake in China’s economic development whilst also encouraging diversification efforts to reduce potentially harmful concentration risks and economic dependencies on China. Recently, in connection with the ongoing war in Ukraine, the U.S. sanctioned several Chinese companies adding to the tensions between the U.S. and China. In September, the EU Commission announced an investigation into subsidies to Chinese electric vehicle exporters which could lead to increased tariffs and possible Chinese trade retaliation measures. Geopolitical tensions could drive further economic polarization and fragmentation of global trade with the possible emergence of distinct China vs. U.S.-led blocs. Over the medium to long term, the International Monetary Fund among others has highlighted the potential negative impact of deglobalization on living standards and growth.
In many democratic countries, domestic political challenges have arisen from growing political polarization, rising social discontent and higher inflation. These challenges may impede political decision-making processes, forestall necessary structural reforms and lead to negative economic outcomes which could directly or indirectly impact the bank’s risk profile.
The U.S. elections in November 2024 could increase economic and geopolitical uncertainty given that current opinion polls indicate a potentially close outcome which could usher in radically different trade and foreign policies. The EU is also holding elections in June 2024 where populist parties could increase their share of the vote, potentially increasing political polarization and fragmentation in Europe. Other regions which are holding or expected to hold local / general elections in 2024 include the UK, Turkey, South Africa and India with unexpected outcomes having the potential to drive local market volatility and economic uncertainty.
There have been a number of military coups in 2023 mainly concentrated in West Africa. None of these have had a material impact on the bank. The bank’s risk management frameworks, including its approach to managing country risk, are designed to avoid undue concentration risks to such events, but an extension of such events to other countries and regions may lead to financial losses and operational disruption in a downside.
15
Deutsche Bank
Annual Report 2023 on Form 20-F

Risks Relating to Deutsche Bank’s Strategy and Business
If Deutsche Bank is unable to meet its 2025 financial targets or incurs future losses or low profitability, Deutsche Bank’s financial condition, results of operations and share price may be materially and adversely affected, and the bank may be unable to make contemplated distributions of profits to its shareholders or carry out share buybacks.
Deutsche Bank’s Global Hausbank strategy includes Group and divisional financial targets and objectives for the period until 2025. While the Group continuously plans for and adapts to changing situations, the bank runs the risk that a significant deterioration in the global operating environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, could lead to the bank missing its 2025 financial targets. As such, Deutsche Bank may incur unexpected losses including further impairments and provisions, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base and broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This also includes the risk that Deutsche Bank will not be able to make desired cash distributions and share buybacks, all of which are subject to regulatory approval, shareholder authorization and German corporate law requirements. Where such targets reflect commitments to or requirements of regulators, missing them may also trigger action from such regulators or rating agencies. In these situations, the Group would need to take actions to ensure it meets its minimum capital or liquidity objectives. These actions or measures may result in adverse effects on Deutsche Bank’s business, results of operations or strategic plans and targets.
Deutsche Bank operates in highly competitive markets in all divisions. The ability to deploy capital and fund investments is an important factor to enable it to compete. The Group continuously monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include large, international banks, smaller domestic banks as well as emerging, non-banking competitors.
Deutsche Bank communicated various capital objectives in the section “Item 4: Business Overview – Business Strategy”. One of them relates to the CET 1 ratio, where Deutsche Bank has the objective to preserve a CET 1 ratio of no less than 200 basis points above the bank’s Maximum Distributable Amount (MDA) threshold with some variability possible in 2024. The Group’s capital ratio development reflects among other things: the operating performance of core businesses; the extent of its restructuring costs and the delivery of associated benefits from change initiatives including for example front-to-back optimization programs; costs related to potential litigation and regulatory enforcement actions; growth in the balance sheet usage of the core businesses; changes in the bank’s tax and pensions accounts; impacts on Other Comprehensive Income; and changes in regulation and regulatory technical standards.
All of the above could have a material impact on the Group’s CET 1 ratio as well as other target ratios. It is therefore possible that the bank will fall below its CET 1 ratio objective of no less than 200 basis points above the bank’s MDA threshold, or the cost/income ratio or the Post-tax Return on Average Tangible Equity targets, as highlighted in “Item 4: Business Overview – Business Strategy” in this report.
In addition to other risks described in these Risk Factors, the following could negatively impact the bank’s strategic goals and ability to achieve its financial targets for 2025:
– The base case scenario for Deutsche Bank’s financial and capital plan includes revenue growth estimates which are dependent on positive macroeconomic developments. Stagnation or a downturn in the macroeconomic environment could significantly impact the bank’s ability to generate the revenue growth necessary to achieve these strategic financial and capital targets. This base case scenario also includes assumptions regarding the bank’s ability to reduce costs in future periods
– In addition, the bank’s base case scenario is based on current market implied forward interest rate curves. If interest rates do not evolve as expected, the bank’s revenues may not develop as the bank anticipates
– Deutsche Bank’s objectives are also based on assumptions regarding inflation levels. If inflation does not develop as the bank expects, the bank’s businesses may be adversely impacted, and the bank may not meet its cost target
– The bank’s plans are based upon December 31, 2023 foreign exchange rates, particularly with respect to the euro and U.S. dollar. If exchange rates change from these levels, the bank’s ability to achieve its targets may be adversely affected.
– Reputational risk or negative market perceptions of Deutsche Bank could impact client levels, deposits or asset outflows and adversely affect the bank’s results and ability to meet its 2025 financial targets, and
– In the event that staff attrition levels increase versus historical levels, this may adversely affect the bank’s ability to attract and retain talented personnel, particularly in front-office positions that are key to revenue generation and in positions key to improving the bank’s control environment
16
Deutsche Bank
Annual Report 2023 on Form 20-F

If Deutsche Bank fails to implement its strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or the costs incurred to implement the initiatives exceed the amounts anticipated, or the bank fails to achieve the publicly communicated targets it has set for implementation of these initiatives, the bank may fail to achieve its financial objectives, incur losses or have low profitability or erosions of its capital base, and its financial condition, results of operations and share price may be materially and adversely affected.
Adverse market conditions, asset price deteriorations, volatility and cautious investor sentiment have affected and may in the future materially and adversely affect Deutsche Bank’s revenues and profits, particularly in investment banking, brokerage and other commission- and fee-based businesses.
Deutsche Bank has significant exposure to the financial markets and is more at risk from adverse developments in the financial markets than institutions predominantly engaged in traditional banking activities. Sustained market declines have in the past caused and can in the future cause the bank’s revenues to decline, and, if the bank is unable to reduce its expenses at the same pace, can cause the bank’s profitability to erode or result in material losses. Market volatility can also adversely affect Deutsche Bank by causing the value of financial assets it holds to decline or hedging costs to rise.
Specifically, revenues in the Investment Bank, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which the bank participates and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values. In addition, periods of market decline and uncertainty tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. Recently and in the past, decreased client appetite for risk has led to lower levels of activity and lower levels of profitability in Investment Bank. Deutsche Bank’s revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.
Market downturns have also led and may in the future lead to declines in the volume of transactions that the bank executes for its clients and result in a decline in noninterest income. In addition, because the fees that the bank charges for managing clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of clients’ portfolios, or increases withdrawals, reduces the revenues the bank receives from Asset Management and Private Banking businesses. In 2023, Asset Management was impacted by the ongoing margin erosion in the asset management industry with a resulting effect on revenues. Even in the absence of a market downturn, below market or negative performance by Asset Management’s investment funds may result in increased withdrawals and reduced inflows, which would reduce Deutsche Bank’s revenues. While clients would be responsible for losses incurred in taking positions for their accounts, the bank may be exposed to additional credit risk and its need to cover the losses if the bank does not hold adequate collateral or cannot realize it. Deutsche Bank’s businesses may also suffer if clients lose money and lose confidence in Deutsche Bank’s products and services.
In addition, the revenues and profits Deutsche Bank earns from trading and investment positions and transactions in connection with them can be directly and negatively impacted by market prices. When Deutsche Bank owns assets, market price declines can expose the bank to losses. Many of the Investment Bank’s more sophisticated transactions are influenced by price movements and differences among prices. If prices move in a way not anticipated, the bank may experience losses. In addition, Deutsche Bank has committed capital and takes market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility. Such losses may especially occur on assets the bank holds which do not trade in very liquid markets. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks without publicly quoted prices, may have values that the bank calculates using models. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses the bank does not anticipate. Deutsche Bank can also be adversely affected if general perceptions of risk cause uncertain investors to remain on the sidelines of the market, curtailing clients’ activity and in turn reducing the levels of activity in those businesses dependent on transaction flow.
17
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank’s liquidity, business activities and profitability may be adversely affected by an inability to access the debt capital markets or to sell assets during periods of market-wide or firm-specific liquidity constraints.
Deutsche Bank has a continuous demand for liquidity to fund its business activities and the bank’s liquidity may be impaired if the bank is unable to access secured and/or unsecured debt markets, access funds from subsidiaries or otherwise allocate liquidity optimally across businesses, sell assets or redeem investments, or experiences unforeseen outflows of cash or collateral. This situation may arise due to circumstances outside Deutsche Bank’s control, such as disruptions in the financial markets, including limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties or other companies in the financial services sector, or circumstances specific to the bank, such as reluctance of counterparties or the market to finance the bank’s operations due to perceptions about potential outflows (including deposit outflows) resulting from litigation, regulatory and similar matters, actual or perceived weaknesses in its businesses, business model or strategy, as well as in Deutsche Bank’s resilience to counter negative economic and market conditions. If such situations occur, internal estimates of the bank’s available liquidity over the duration of a stressed scenario could at times be negatively impacted.
Additional liquidity risks, due to negative developments in the wider financial sector, may also occur from withdrawal of deposits not insured by deposit guarantee schemes or result in deposits moving into other investment products. Further, in times of economic uncertainty or market stress, the developments in digital banking will allow depositors to swiftly move funds digitally to other market participants, leading to a faster and larger scale of deposit outflows.
In addition to the above, negative views about the financial services industry in general can also affect Deutsche Bank. These perceptions could affect the prices at which Deutsche Bank could access the capital markets to obtain the necessary funding to support its business activities. Should these perceptions exist, continue or worsen, the bank’s ability to obtain financing on acceptable terms may be adversely affected. Such events could result in an inability to refinance assets on balance sheet or maintain appropriate levels of capital. To protect the bank’s market capital against deteriorations, the bank may be forced to liquidate assets it holds at depressed prices or on unfavorable terms, and to curtail businesses, such as the extension of new credit. This could have an adverse effect on Deutsche Bank’s business, financial condition and results of operations; along with the bank’s ability to refinance business activities in their respective currencies.
Rising interest rates increase the pressure on funding markets and impact the valuations of liquid assets. Higher interest rates could trigger a significant economic slowdown in Europe and the United States and could lead to a rise of defaults across corporates. Additionally, persistently high inflation and consumer price levels could lead to a decline in levels of deposits in Deutsche Bank’s core retail markets as consumers use their savings to compensate for higher expenses. This could foster price competition among banks for retail deposits increasing Deutsche Bank’s funding costs, as well as putting further pressure on the volume of Deutsche Bank’s retail deposits, which are one of the main funding sources for the bank.
Uncertain macroeconomic developments could negatively affect Deutsche Bank’s ability to transact foreign exchange (FX) trades due to volatility in the FX markets or if counterparties are concerned about the bank’s ability to fulfil agreed transaction terms and therefore seek to limit their exposure. Additionally, increased FX mismatches on the bank’s balance sheet may lead to increased collateral outflows if the euro (Deutsche Bank’s local currency) materially depreciates against other major currencies and may lead to difficulties to support liquidity needs in different currencies.
As part of emerging risks, digital payments and blockchain are assessed as areas which could impact the depth and volatility of market liquidity and funding and may temporarily impact cost of funding and thereby adversely affect profitability.
Liquidity risk could arise from lower value and marketability of Deutsche Bank’s High Quality Liquid Assets (HQLA), impacting the amount of proceeds available for covering cash outflows during a stress event. Additional haircuts may be incurred on top of already impaired asset values. Moreover, securities might lose their eligibility as collateral necessary for accessing central bank facilities, as well as their value in the repo/wholesale funding market. At the same time, the Group’s liquidity position may also be impaired in situations where its counterparty on, for example, a derivative contract is not current on an obligation to post collateral, in which case the bank has to cover for the shortfall through other means.
18
Deutsche Bank
Annual Report 2023 on Form 20-F

Any future credit rating downgrade to below investment grade could adversely affect funding costs and the willingness of counterparties to do business with Deutsche Bank and could impact aspects of the bank’s business model.
Deutsche Bank’s credit ratings have been upgraded in 2023 by Fitch, Morningstar (DBRS) and Standard & Poor's (S&P). Despite the recent upgrades, rating agencies regularly review the bank’s credit ratings, and such reviews could be negatively affected by a number of factors that can change over time, including the credit rating agency’s assessment of the bank’s strategy and management’s capability; financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which the bank operates; the implementation of structural reform; the legal and regulatory frameworks applicable to the bank’s legal structure; business activities and the rights of the bank’s creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in the bank’s key markets; and market uncertainty. In addition, credit ratings agencies are increasingly considering environmental, social and governance factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.
A reduction in Deutsche Bank’s credit rating below investment grade, or a deterioration in the capital markets’ perception of its financial resilience could affect the bank’s access to money markets, reduce the size of the bank’s deposit base or trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the cost of funding and access to capital markets and could limit the range of counterparties willing to enter into transactions with the bank. This could in turn adversely impact Deutsche Bank’s competitive position and threaten its prospects in the short to medium-term.
Deutsche Bank may have difficulties selling businesses or assets at favorable prices or at all and may experience material losses from these assets and other investments irrespective of market developments.
Deutsche Bank seeks to sell or otherwise reduce its exposure to assets as part of its strategy to simplify and focus the business and to meet or exceed capital and leverage requirements, as well as to help the bank meet its return on tangible equity targets. Where the bank sells businesses, it may remain exposed to certain losses or risks under the terms of the sale contracts, and the process of separating and selling such companies or businesses may give rise to operating risks or other losses. Unfavorable business or market conditions may make it difficult for the bank to sell companies, businesses or assets at favorable prices, or may preclude a sale altogether.
Deutsche Bank may have difficulty in identifying, integrating and executing business combinations, and avoiding business combinations could materially harm the bank’s results of operations and share price.
Deutsche Bank considers business combinations from time to time. If the bank were to announce or complete a significant business combination, its share price or the share price of the combined entity could decline significantly if investors viewed the transaction as too costly, dilutive to existing shareholders or unlikely to improve its competitive position. Also, the need to revalue certain classes of assets at fair value in a business combination may make transactions infeasible. If Deutsche Bank decided to acquire an entity, it is generally not feasible to complete all aspects of a review for any business prior to completion of the business combination. As a result, the business combination may not perform as well as expected or the bank may fail to integrate the combined entity’s operations successfully. Failure to complete announced business combinations or failure to achieve the expected benefits of any such combination could materially and adversely affect profitability. Such failures could also affect investors’ perception of the business prospects and management, and thus cause the share price to fall. It could also lead to departures of key employees or lead to increased costs and reduced profitability if the bank offered key employees financial incentives to remain.
If Deutsche Bank avoids or is unable to enter into business combinations or if announced or expected transactions fail to materialize, market participants may perceive the bank negatively. The bank may also be unable to expand its businesses, especially into new business areas, as quickly or successfully as competitors if the bank does so through organic growth alone. These perceptions and limitations could cost the bank business and harm its reputation, which could have material adverse effects on the financial condition, results of operations and liquidity.
Intense competition, in Deutsche Bank’s home market of Germany as well as in international markets, has impacted and could continue to materially adversely impact revenues and profitability.
If the bank is unable to respond to the competitive environment with attractive product and service offerings that are profitable, the bank may lose market share or incur losses. In addition, downturns in the economies of these markets could add to the competitive pressure, for example, through increased price pressure and lower business volumes.
19
Deutsche Bank
Annual Report 2023 on Form 20-F

Risks Relating to Regulation and Supervision
Prudential reforms and heightened regulatory scrutiny affecting the financial sector continue to have a significant impact on Deutsche Bank, which may adversely affect its business and, in cases of non-compliance, could lead to regulatory sanctions against the bank, including prohibitions against the bank making dividend payments, share repurchases or payments on its regulatory capital instruments, or increasing regulatory capital and liquidity requirements.
Governments and regulatory authorities continue to work to enhance the resilience of the financial services industry against future crises through changes to the regulatory framework, in particular through the final implementation of the regulatory reform agenda outlined by the Basel Committee on Banking Supervision (Basel Committee) and, more recently, the envisaged transition towards sustainable economies.
As a core element of the reform of the regulatory framework, the Basel Committee developed and continues to refine a comprehensive set of rules regarding minimum capital adequacy and liquidity standards as well as other rules (known as “Basel III”) which apply to Deutsche Bank (as described further in “Item 4: Regulation and Supervision” of this report under “Highlights”). The ongoing implementation of the remaining outstanding proposals under Basel III has the potential to increase risk-weighted assets and will likely affect Deutsche Bank’s business by raising the bank’s regulatory capital and liquidity requirements and by leading to increased costs. Such requirements may be in addition to regulatory capital buffers that may also be increased or be in addition to those already imposed on Deutsche Bank and could materially increase the bank’s capital requirements.
Furthermore, Deutsche Bank’s prudential regulators, including the European Central Bank (the “ECB”) under the EU’s Single Supervisory Mechanism (the “SSM”), may conduct reviews of asset quality or internal risk models or otherwise conduct stress tests in accordance with the supervisory review and evaluation process (the “SREP”). Prudential regulators have discretion to impose capital surcharges on financial institutions for risks, including for litigation, regulatory and similar matters, that are not otherwise recognized in risk-weighted assets or other surcharges depending on the individual situation of the bank. Such adjustments may, for example, reflect additional risks posed by deficiencies in Deutsche Bank’s control environment, or come as a result of supervisory inspections concerning the treatment of specific products or transactions. One of these areas in focus of the ECB with regard to risk taking is leveraged lending, for which the ECB in March 2022 clarified their expectations for all banks under the SSM. The ECB announced that it intends to follow up on its expectations using a wide range of supervisory tools and to take measures in future SREP decisions for institutions which the ECB assesses as non-compliant with its expectations. The ECB may take or require other measures, such as restrictions on or changes to the business. In this context, the ECB may impose, and has imposed, individual capital requirements on Deutsche Bank resulting from the SREP (referred to as “Pillar 2 requirements”). Institutions must meet their Pillar 2 requirements with at least 75% of Tier 1 capital and at least 56.25% of CET 1 capital. Pillar 2 requirements must be fulfilled in addition to the statutory minimum capital and buffer requirements and any non-compliance may have immediate legal consequences such as restrictions on dividend payments.
Regulatory authorities have substantial discretion in how to regulate banks, and this discretion and the powers available to them have been steadily increasing over the years. Also, new regulation may be imposed on an ad-hoc basis by governments and regulators in response to ongoing or future crises (such as global pandemics or the climate emergency), which may especially affect financial institutions such as Deutsche Bank that are deemed to be systemically important.
Following the 2023 SREP, Deutsche Bank has been informed by the ECB of its decision regarding prudential capital requirements to be maintained from January 1, 2024, onwards, that Deutsche Bank’s Pillar 2 requirement will be 2.65% of RWA, of which at least 1.49% must be covered by CET 1 capital and 1.99% by Tier 1 capital.
The ECB is conducting its first-ever cyber resilience stress test in 2024. The exercise assesses how banks respond to and recover from a cyberattack, as opposed to simply looking at their ability to prevent it. Under the stress test scenario, a cyberattack successfully disrupts banks’ daily business operations. Banks will then test their response and recovery measures, including activating emergency procedures and contingency plans and restoring normal operations. The ECB has stated that this stress test is a predominantly qualitative exercise that will not have an impact on capital through the Pillar 2 guidance. Rather, the insights gained will be used for wider supervisory assessment and supervisors will discuss the findings and lessons learned with each bank as part of the next SREP. The main findings will be communicated in the summer of 2024.
20
Deutsche Bank
Annual Report 2023 on Form 20-F

If Deutsche Bank fails to comply with regulatory requirements, in particular with statutory minimum capital requirements or Pillar 2 requirements, or if there are shortcomings in Deutsche Bank’s governance and risk management processes, competent regulators may prohibit the bank from making dividend payments to shareholders, distributions to holders of other regulatory capital instruments or require the Bank to take action which may impact its strategy, profitability, capital and liquidity profile. This could occur, for example, if the bank fails to make sufficient profits due to declining revenues, or as a result of substantial outflows due to litigation, regulatory and similar matters. Failure to comply with the quantitative and qualitative regulatory requirements could result in other forms of regulatory enforcement action being brought against Deutsche Bank, which may result in sanctions including fines. Such enforcement action could have a material adverse effect on Deutsche Bank’s current and future business, financial condition and results of operations, including Deutsche Bank’s ability to pay out dividends to shareholders or distributions on other regulatory capital instruments.
Please refer to “Item 4: Regulation and Supervision” of this report for further details on current regulation and supervision requirements applicable to Deutsche Bank.
Deutsche Bank is required to maintain increased capital and bail-inable debt (debt that can be bailed in resolution) and abide by tightened liquidity requirements. These requirements may significantly affect the bank’s business model, financial condition and results of operations, as well as the competitive environment generally. Any perceptions in the market that the bank may be unable to meet its capital or liquidity requirements with an adequate buffer, or that the bank should maintain capital or liquidity in excess of these requirements, or any other failure to meet these requirements, could intensify the effect of these factors on the business model and results of the bank.
As described above and as described further in “Item 4: Regulation and Supervision” of this report under “Capital Adequacy Requirements” and “Liquidity Requirements”, Deutsche Bank is, among other things, subject to increased capital and tightened liquidity requirements under applicable law, including additional capital buffer requirements. Further revisions, such as stricter rules on the measurement of risks, increased risk-weighted assets, and the corresponding capital demand for banks, as well as tightened liquidity requirements and the introduction of a binding leverage ratio (including the leverage ratio buffer) could affect the business model, financial conditions and results of operations of the bank. Furthermore, if Deutsche Bank fails to meet regulatory capital or liquidity requirements, the bank may become subject to enforcement actions. In addition, any requirement to maintain or increase liquidity could lead the bank to reduce activities that pursue revenue generation and profit growth.
In addition to such regulatory capital and liquidity requirements, Deutsche Bank is also required to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution with the aim of ensuring that failing banks can be resolved without recourse to taxpayers’ money. These rules are referred to as “TLAC” (Total Loss Absorbing Capacity) and “MREL” (minimum requirement for own funds and eligible liabilities) requirements, as more fully described in “Item 4: Regulation and Supervision” of this report under “MREL Requirements”. The need to comply with these requirements may affect Deutsche Bank’s business, financial condition and results of operation and in particular may increase its financing costs.
Deutsche Bank may not have or may not be able to issue sufficient capital or other loss-absorbing liabilities to meet these increasing regulatory requirements. This could occur due to regulatory changes and other factors, such as the bank’s inability to issue new securities which are recognized as regulatory capital or loss-absorbing liabilities under the applicable standards, due to an increase of risk-weighted assets based on more stringent rules for the measurement of risks or as a result of a future decline in the value of the euro as compared to other currencies, due to stricter requirements for the compliance with the non-risk based leverage ratio, due to any substantial losses the bank may incur, which would reduce retained earnings, a component of CET 1 capital, or due to a combination of these or other factors.
If the bank is unable to maintain sufficient capital to meet the applicable minimum capital ratios, the buffer requirements, any specific Pillar 2 capital requirements, leverage ratio requirements, or TLAC or MREL requirements, the bank may become subject to enforcement actions and/or restrictions on the pay-out of dividends, share buybacks, payments on other regulatory capital instruments, and discretionary compensation payments. In addition, any requirement to increase risk-based capital ratios or the leverage ratio could lead the bank to adopt a strategy focusing on capital preservation and creation over revenue generation and profit growth, including the reduction of higher margin risk-weighted assets. If the bank is unable to increase its capital ratios to the regulatory minimum in such a case or by raising new capital through the capital markets, through the reduction of risk-weighted assets or through other means, the bank may be required to activate its group recovery plan. If these actions or other private or supervisory actions do not restore capital ratios to the required levels, and the bank is deemed to be failing or likely to fail, competent authorities may apply resolution powers under the Single Resolution Mechanism (SRM) and applicable rules and regulations, which could lead to a significant dilution of shareholders’ or even the total loss of the bank’s shareholders’ or creditors’ investment.
21
Deutsche Bank
Annual Report 2023 on Form 20-F

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
With the Federal Reserve Board’s prior approval, Deutsche Bank designated two IHCs: DB USA Corporation and DWS USA Corporation. DWS USA Corporation is a subsidiary of DWS Group GmbH & Co. KGaA, which is approximately 80% owned by Deutsche Bank and holds the bank’s Asset Management division and subsidiaries. Each IHC is subject, on a consolidated basis, to the risk-based and leverage capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to large U.S. banking organizations. The two IHCs are also subject to supplementary leverage ratio requirements, as well as requirements on the maintenance of TLAC and long-term debt. They, and Deutsche Bank’s principal U.S. bank subsidiary, Deutsche Bank Trust Company Americas (DBTCA), are also subject to liquidity coverage ratio and net stable funding ratio requirements. The Federal Reserve Board has the authority to examine an IHC, such as DB USA Corporation and DWS USA Corporation, and its subsidiaries, as well as U.S. branches and agencies of FBOs, such as Deutsche Bank’s New York branch.
Deutsche Bank AG is required under the Dodd-Frank Act to prepare and submit to the Federal Reserve Board and the Federal Deposit Insurance Corporation a resolution plan (the “U.S. Resolution Plan”) on a timeline prescribed by such agencies, alternating between filing a full plan and a targeted plan. The U.S. Resolution Plan must demonstrate that Deutsche Bank AG has the ability to execute a strategy for the orderly resolution of its designated U.S. material entities and operations. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation would provide liquidity and capital support to its U.S. material entity subsidiaries and ensure their solvent wind-down outside of applicable resolution proceedings.
Deutsche Bank’s next full resolution plan submission is due on March 31, 2025. If the agencies were to jointly deem Deutsche Bank’s U.S. Resolution Plan not credible and Deutsche Bank failed to remediate any deficiencies in the required timeframe, these agencies could impose restrictions on Deutsche Bank or require the restructuring or reorganization of businesses, legal entities, operational systems and/or intra-company transactions which could negatively impact the bank’s operations and/or strategy. Additionally, the agencies could also subject Deutsche Bank to more stringent capital, leverage or liquidity requirements, or require Deutsche Bank to divest certain assets or operations.
DB USA Corporation and DWS USA Corporation are each subject, on an annual basis, to the Federal Reserve Board’s supervisory stress testing and capital plan requirements. DB USA Corporation and DWS USA Corporation are also subject to the Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR), which is an annual supervisory exercise that assesses the capital positions and planning practices of large bank holding companies and IHCs. Following amendments in 2020, the CCAR process combines the CCAR quantitative assessment and the buffer requirements in the Federal Reserve Board’s capital rules to create an integrated capital buffer requirement. The amendments eliminated the quantitative and qualitative ‘pass/fail’ assessments from the CCAR and modified the static capital conservation buffer to incorporate an institution-specific stress capital buffer (“SCB”). The SCBs for DB USA Corporation and DWS USA Corporation based on the 2023 supervisory stress test results are 9.3% and 5.6%, respectively. These SCBs became effective October 1, 2023 and will remain in effect until September 30, 2024, at which point the size of the SCB for each of Deutsche Bank’s IHCs will be recalibrated based on the results of the 2024 stress tests, which are expected to be released in June 2024. Increases in the SCB may require the bank to increase capital or restructure businesses in ways that may negatively impact the bank’s operations and strategy.
U.S. rules and interpretations, including those described above, could cause the bank to reduce assets held in the United States, or to inject capital and/or liquidity into or otherwise change the structure of the bank’s U.S. operations, and could also restrict the ability of the U.S. subsidiaries to pay dividends or the amount of such dividends. To the extent that the bank is required to reduce operations in the United States or deploy capital or liquidity in the United States that could be deployed more profitably elsewhere, these requirements could have an adverse effect on the bank’s business, financial condition and results of operations.
22
Deutsche Bank
Annual Report 2023 on Form 20-F

It is unclear whether the U.S. capital and other requirements described above, as well as similar developments in other jurisdictions, could lead to a fragmentation of supervision of global banks that could adversely affect the bank’s reliance on regulatory waivers allowing the bank to meet capital adequacy requirements, large exposure limits and certain organizational requirements on a consolidated basis only rather than on both a consolidated and non-consolidated basis. Should the bank no longer be entitled to rely on these waivers, the bank would have to adapt and take the steps necessary in order to meet regulatory capital requirements and other requirements on a consolidated as well as a non-consolidated basis, which could result also in significantly higher costs and potential adverse effects on the bank’s profitability and dividend paying ability.
Deutsche Bank’s regulatory capital and liquidity ratios and funds available for distributions on its shares or regulatory capital instruments will be affected by business decisions and, in making such decisions, the bank’s interests and those of the holders of such instruments may not be aligned, and the bank may make decisions in accordance with applicable law and the terms of the relevant instruments that result in no or lower payments being made on Deutsche Bank shares or regulatory capital instruments.
Deutsche Bank’s regulatory capital and liquidity ratios are affected by a number of factors, including decisions the bank makes relating to its business and operations as well as the management of its capital position, risk-weighted assets and balance sheet, and external factors, such as regulations regarding the risk weightings of the bank’s assets, commercial and market risks or the costs of its legal or regulatory proceedings. While the bank’s management is required to take into account a broad range of considerations in managerial decisions, including the interests of the bank as a regulated institution and those of its shareholders and creditors, particularly in times of weak earnings and increasing capital requirements, the regulatory requirements to build capital and liquidity may become paramount. Accordingly, in making decisions in respect of capital and liquidity management, the bank is not required to adhere to the interests of the holders of instruments issued that qualify for inclusion in regulatory capital, such as Deutsche Bank’s shares or Additional Tier 1 capital instruments. The bank may decide to refrain from taking certain actions, including increasing capital at a time when it is feasible to do so (through securities issuances or otherwise), even if failure to take such actions would result in a non-payment or a write-down or other recovery- or resolution-related measure in respect of any of the bank’s regulatory capital instruments. Deutsche Bank’s decisions could cause the holders of such regulatory capital instruments to lose all or part of the value of their investments in these instruments due to the effect on the bank’s regulatory capital ratios, and such holders will not have any claim against Deutsche Bank AG relating to such decisions, even if they result in a non-payment or a write-down or other recovery- or resolution-related measure in respect of such instruments it holds.
In addition, the annual profit and distributable reserves, which form an important part of the funds available to pay dividends on shares and make payments on other regulatory capital instruments, as determined in the case of each such instrument by its terms or by operation of law, are calculated on an unconsolidated basis generally in accordance with German accounting rules set forth in the Commercial Code (Handelsgesetzbuch). Any adverse change in Deutsche Bank’s financial prospects, financial position or profitability, or Deutsche Bank AG’s distributable reserves, each as calculated on an unconsolidated basis, may have a material adverse effect on the bank’s ability to make dividend or other payments on these instruments. In addition, as part of the implementation of Deutsche Bank’s strategy, it may record impairments that reduce the carrying value of subsidiaries on Deutsche Bank AG’s unconsolidated balance sheet and reduce profits and distributable reserves. Future impairments or other events that reduce profit or distributable reserves on an unconsolidated basis could lead the bank to be unable to make such payments in respect of future years in part or at all. In particular, the direct costs of Deutsche Bank’s potential settlements of litigation, enforcement and similar matters, especially to the extent in excess of provisions Deutsche Bank has established for them, and their related business impacts, if they occur, could impact such distributable amounts.
In addition, German law places limits on the extent to which annual profits and otherwise-distributable reserves, as calculated on an unconsolidated basis, may be distributed to shareholders or the holders of other regulatory capital instruments, such as Additional Tier 1 capital instruments. The bank’s management also has, subject to applicable law, broad discretion under the applicable accounting principles to influence all amounts relevant for calculating funds available for distribution. Such decisions may impact the ability to make dividend or other payments under the terms of the bank’s regulatory capital instruments.
23
Deutsche Bank
Annual Report 2023 on Form 20-F

If resolvability or resolution measures were imposed on Deutsche Bank in accordance with European and German legislation, Deutsche Bank’s business operations could be significantly affected. Any such measures could lead to losses for shareholders and creditors of the bank.
Germany participates in the SRM, which centralizes at a European level the key competences and resources for managing the failure of any bank in member states of the European Union participating in the banking union. The SRM Regulation and the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz), which implemented the EU Bank Recovery and Resolution Directive in Germany, require the preparation of recovery and resolution plans for banks and grant broad powers to public authorities to intervene in a bank which is failing or likely to fail. Resolution measures that could be imposed upon a bank in resolution may include the transfer of shares, assets or liabilities of the bank to another legal entity, the reduction, including to zero, of the nominal value of shares, the dilution of shareholders or the cancellation of shares outright, or the amendment, modification or variation of the terms of the bank’s outstanding debt instruments, for example by way of a deferral of payments or a reduction of the applicable interest rate. Furthermore, certain eligible unsecured liabilities, in particular certain senior “non-preferred” debt instruments specified by the German Banking Act, may be written down, including to zero, or converted into equity (commonly referred to as “bail-in”) if the bank becomes subject to resolution.
Resolution laws are also intended to eliminate, or reduce, the need for public support of troubled banks. Therefore, financial public support for such banks, if any, would be used only as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution powers, including a bail-in. The taking of measures by the competent authority to remove impediments to resolvability could materially affect the bank’s business operations. Resolution actions could furthermore lead to a significant dilution of shareholders or even the total loss of shareholders’ or creditors’ investment.
Other regulatory reforms that have been adopted or proposed – for example, extensive new regulations governing derivatives activities, compensation, bank levies, deposit protection and data protection – may materially increase Deutsche Bank’s operating costs and negatively impact its business model.
Beyond capital requirements and the other requirements discussed above, Deutsche Bank is affected, or expect to be affected, by various additional regulatory reforms, including, among other things, regulations governing its derivatives activities, compensation, bank levies, deposit protection and data protection.
Under the EU Regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories, referred to as European Market Infrastructure Regulation (EMIR) banks and other covered institutions must abide by certain requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Following a targeted review of EMIR which concluded in January 2023, certain changes to such EMIR requirements are currently being contemplated by the European Commission and the European Parliament, including the introduction of requirements for counterparties subject to clearing obligations to maintain active accounts at EU central counterparties. The implementation of any such future EMIR requirements may negatively impact Deutsche Bank’s profit margins.
Deutsche Bank is subject to restrictions on compensation including caps on bonuses that may be awarded to “material risk takers” and other employees as defined therein and in the German Banking Act and other applicable rules and regulations such as the Remuneration Regulation for Institutions (Institutsvergütungsverordnung). Such restrictions on compensation, whether by law or pursuant to any guidelines issued by the EBA to further implement them, could put the bank at a disadvantage to its competitors in attracting and retaining talented employees, especially compared to those outside the European Union that are not subject to these caps and other constraints.
Bank levies are provided for in some countries including, among others, Germany and the United Kingdom. Deutsche Bank paid € 528 million for bank levies in 2023, € 762 million in 2022 and € 553 million in 2021. Also, the bank is required to contribute substantially to the Single Resolution Fund under the SRM (which is intended to reach by the end of 2023 a target level of 1% of insured deposits of all banks in member states participating in the SRM) and the statutory deposit guarantee and investor compensation schemes under the recast European Union directive on deposit guarantee schemes (DGS Directive) and the European Union directive on investor compensation schemes. The bank does not anticipate making contributions to the Single Resolution Fund in 2024. However, the bank acknowledges the inherent risk of this assumption and will closely monitor developments that may impact its financial obligations to the Single Resolution Fund.
24
Deutsche Bank
Annual Report 2023 on Form 20-F

The DGS Directive defines a 0.8% target level of prefunding by July 3, 2024 (similar to resolution funds), which has significantly increased the costs of the statutory deposit protection scheme. Deutsche Bank also participates in the voluntary deposit protection provided by the private banks in Germany through the Deposit Protection Fund (Einlagensicherungsfonds) which is funded through contributions by its members. While the total impact of future levies cannot currently be quantified, there could also be certain market conditions or events that give rise to higher-than-expected contributions required by members, which could have a material adverse effect on the bank’s business, financial condition and results of operations in future periods. Failure of banks, resolution measures and a decline of the value of the assets held by the SRM by the relevant DGS can cause an increase of contributions in order to replenish the shortfall.
In addition, Deutsche Bank may be impacted by future decisions made by the Court of Justice of the EU in regard to the terms and conditions related to irrevocable payment commitments to the Single Resolution Fund. If a ruling by the court is deemed to have a negative impact on the current accounting treatment of such irrevocable payment commitments, this could result in an accounting loss and have a material adverse effect on the bank’s results of operations.
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
More generally, there continues to be scrutiny from both EU and non-EU authorities over financial services firms’ compliance with AML and CTF rules, which has led to a number of regulatory proceedings, criminal prosecutions and other enforcement action against firms in various jurisdictions.
Risks Relating to the Bank’s Internal Control Environment
A robust and effective internal control environment and adequate infrastructure (comprising people, policies and procedures, controls testing and IT systems) are necessary to enable Deutsche Bank to conduct its business in compliance with the laws, regulations and associated supervisory expectations applicable to the bank. The bank has identified the need to strengthen its internal control environment and infrastructure and has been required to do so in certain areas by its regulators. The bank has undertaken initiatives to accomplish this. If these initiatives are not successful or proceed too slowly, Deutsche Bank’s reputation, regulatory position and financial condition may be materially adversely affected, and its ability to achieve the bank’s strategic ambitions may be impaired.
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
Both the internal control environment and the infrastructure that underlies it fall short in a number of areas of Deutsche Bank’s standards for completeness and comprehensiveness and are not well integrated across the bank. The bank’s IT infrastructure, in particular, is fragmented, with numerous distinct platforms, many of which need significant upgrades, in operation across the bank. The bank’s business processes and the related control systems often require manual procedures and actions that increase the risks of human error and other operational problems that can lead to delays in reporting information to management and to the need for more adjustments and revisions than would be the case with more seamlessly integrated and automated systems and processes. As a result, it is often difficult and labor-intensive for the bank to obtain or provide information of a consistently high quality and on a timely basis to comply with regulatory reporting and other compliance requirements or to meet regulatory expectations on a consistent basis and, in certain cases, to manage the bank’s risk comprehensively. Furthermore, it often takes intensive efforts to identify, when possible, inappropriate behavior by staff and attempts by third parties to misuse the bank’s services as a conduit for prohibited activities, including those relating to anti-financial crime laws and regulation.
25
Deutsche Bank
Annual Report 2023 on Form 20-F

In addition, Deutsche Bank may not always have the personnel with the appropriate experience, seniority and skill levels to compensate for shortcomings in its processes and infrastructure, or to identify, manage or control risks, and it often has been difficult to attract and retain the requisite talent. This has impacted the bank’s ability to remediate existing weaknesses and manage the risks inherent in its activities. Additionally, attrition in positions key to improving the bank’s control environment remains a risk. Furthermore, engagement of third-party service providers may not be sufficient to address the bank’s staffing issues in these areas or the underlying shortcomings themselves.
Against this backdrop, regulators, the Management Board and the Group Audit function have increasingly and more intensively focused on internal controls and infrastructure through numerous formal reviews and audits of the bank’s operations. These reviews and audits have identified various areas for improvement relating to a number of elements of the bank’s control environment and infrastructure. These include the infrastructure relating to transaction capturing and recognition, classification of assets, asset valuation frameworks, models, data and process consistency, information security, software license management, payment services, risk identification, measurement and management and other processes required by laws, regulations, and supervisory expectations. They also include regulatory reporting, anti-money laundering (AML), transaction monitoring, “know-your-customer” (KYC), sanctions and embargoes, market conduct and other internal processes that are aimed at preventing use of the bank’s products and services for the purpose of committing or concealing financial crime.
The bank’s principal regulators, including the BaFin, the ECB, the UK Prudential Regulation Authority and the Federal Reserve Board, have also conducted numerous reviews focused on the bank’s internal controls and the related infrastructure. These regulators have required the bank formally commit to remediate its AML and other weaknesses, including the fragmented and manual nature of its infrastructure. In addition, local regulators in other countries in which the bank does business also review the adequacy of the bank’s control environment and infrastructure with respect to their jurisdictions. While the overall goals of the various prudential regulators having authority over the bank in the many places in which it does business are broadly consistent, and the general themes of deficiencies in internal controls and the supporting infrastructure are similar, the regulatory frameworks applicable to the bank in the area of internal controls are generally applicable at a national or EU-wide level and are not always consistent across the jurisdictions in which the bank operates around the world. This adds complexity and cost to its efforts to reduce fragmentation and put in place automated systems that communicate seamlessly and quickly with one another.
In order to improve in the areas discussed above, the bank has been undertaking several major initiatives to enhance the efficacy of the transaction processing environment, strengthen its controls and infrastructure, manage non-financial risks and enhance the skill set of personnel. Deutsche Bank believes that these initiatives will better enable it to avoid the circumstances that have resulted in many of the litigations and regulatory and enforcement investigations and proceedings to which the bank has been subject, and will improve its ability to comply with laws and regulations and meet supervisory expectations. In particular, the bank has been making efforts to reduce the complexity of the bank’s business and to integrate and automate processes and business and second-line controls. The bank has also exited certain businesses and high-risk countries, selectively off-boarded a number of clients and worked to strengthen its compliance culture and control functions. However, the bank may be unable to complete these initiatives as quickly as it intends or regulators demand, and its efforts may be insufficient to remediate existing deficiencies and prevent future deficiencies or to result in fewer litigations or regulatory and enforcement investigations, proceedings and criticism in the future. The bank may also, when faced with the considerable expense of these initiatives, fail to provide sufficient resources for them quickly enough or at all or underestimate the extent of resource requirements.
The bank’s remediation efforts and progress on achieving significant and durable improvements in the areas discussed above, may result in regulatory action if regulators deem progress to be insufficient or too slow. If the bank is unable to improve its infrastructure and control environment in a timely manner, the bank may be subject to fines or penalties, as well as to regulatory intervention in aspects of its businesses. For example, the bank might feel pressure or be required by regulators to reduce its exposure to or terminate certain kinds of products or businesses, counterparties or regions, which could, depending on the extent of such requirement, significantly challenge its ability to operate profitably under the current business model.
Regulators can also impose capital surcharges, requiring capital buffers in addition to those directly required under the regulatory capital rules applicable to the bank, to reflect the additional risks posed by deficiencies in its control environment. In extreme cases, regulators can suspend the bank’s permission to operate in the businesses and regions within their jurisdictions or require extensive and costly remedial actions. Furthermore, implementation of enhanced infrastructure and controls may result in higher-than-expected costs of regulatory compliance that could offset or exceed efficiency gains or significantly affect the bank’s profitability. Any of these factors could affect the bank’s ability to implement its strategy in a timely manner or at all.
26
Deutsche Bank
Annual Report 2023 on Form 20-F

The BaFin has ordered the bank to improve its control and compliance infrastructure relating to anti-money laundering and know-your-client processes and appointed a special representative to monitor these measures’ implementation. Deutsche Bank’s results of operations, financial condition and reputation could be materially and adversely affected if the bank is unable to significantly improve its infrastructure and control environment by the set deadline.
The BaFin ordered Deutsche Bank in September 2018 to take appropriate internal safeguards and comply with general due diligence obligations to prevent money laundering and terrorist financing, in February 2019 to review its group-wide risk management processes in correspondent banking and adjust them where necessary, and in April 2021 to adopt further appropriate internal safeguards and comply with due diligence obligations, with regards to regular client file reviews. This expansion also applies to correspondent relationships and transaction monitoring. In 2023, BaFin ordered Deutsche Bank to adhere to its self-imposed remediation deadlines. Although no new obligations or findings were raised against Deutsche Bank, BaFin may impose financial penalties in case of non-compliance with these measures. The BaFin extended for an additional six months until the end of October 2024 the assignment of the special representative who has been appointed to monitor the implementation of the ordered measures as well as to assess and report on the progress of the implementation to the BaFin.
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
If Deutsche Bank is unable to significantly improve its infrastructure and control environment by the set deadlines, the bank’s results of operations, financial condition and reputation could be materially and adversely affected. Regulators can impose fines or require the bank to reduce its exposure to or terminate certain kinds of products or businesses or relationships with counterparties or regions. The bank may also face additional legal proceedings, investigations or regulatory actions in the future, including in other jurisdictions with material impact on the bank´s business and profitability. These could, depending on the extent of any resulting requirements, significantly challenge the bank’s reputation and its ability to operate profitably under its current business model.
Risks Relating to Cybersecurity
Cybersecurity threats such as the risk of breaches in confidentiality, integrity, or availability of Deutsche Bank’s or its clients’ information, or breaches of the security of third-party computer systems could adversely affect the bank’s ability to conduct its business, result in reputational damage, increase legal and regulatory risk and cause financial loss. Breaches can occur due to unauthorized access to networks or resources, computer viruses or malware, or other forms of cybersecurity attacks or incidents, including regulatory, geopolitical, operational, and third-party risk.
Deutsche Bank may face operational risks arising from failures in the control environment, including errors in the performance of processes or security controls, as well as loss of data, which may disrupt business and lead to material losses. At the same time, the bank may also face risks of material losses or reputational damage, if services are not provided as agreed, or in line with internal standards, which could result in regulatory penalties and financial losses. Cyberattacks could impact Deutsche Bank both directly and indirectly including impacts from third parties.
The increasing frequency and sophistication of recent cyberattacks has resulted in an elevated risk profile for many organizations around the world including Deutsche Bank. Significant attention by the bank’s management has been paid to the overall level of preparedness against such attacks. Cybersecurity continues as a focus area due to factors such as the continued and increasing reliance on the bank’s technology environment, as well as potential risks arising from the need for digital innovation, such as the usage of public cloud services, artificial intelligence, or quantum computing.
The technological advancements also pose demands on data privacy, security, and other information security risks. As the use of artificial intelligence becomes widespread, there are also increased risks to cybersecurity: denial of service, the criminal use of deepfakes, and more sophisticated social engineering attacks. Cybercrime groups may have the capability to use machine learning techniques to automate the deployment and operation of malware campaigns.
Financially motivated and other sophisticated cyberattacks, including ransomware, can be observed as persistent threats across industries and are expected to become more frequent. Additional threats are posed by supply chain attacks, an increasing frequency of critical software vulnerabilities potentially exploited by threat actors (zero-day exploits), and an expanding threat surface introduced by, for example, remote ways of working or the usage of cloud services.
27
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging, or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred at the bank’s third-party providers. In 2023, the bank did not experience any material effect on its business strategy, results of operations, or financial condition as a result of an information security incident, including an attempted cyberattack. Deutsche Bank expects to continue to be the target of such attacks in the future and may not be able to effectively anticipate or prevent more material attacks from occurring in the future.
As a result, cyberattacks could lead to technology failures, security breaches, unauthorized access, unavailability of services, data loss, data destruction, and the inaccessibility of data and/or systems. This includes internal and third-parties information technology systems. A successful cyberattack could have a significant negative impact on the bank that may result in the disclosure or misuse of client as well as proprietary information, damage to or inability to access information technology systems, financial losses, remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure.
Risks Relating to Litigation, Regulatory Enforcement Matters, Investigations and Tax Examinations
Deutsche Bank operates in a highly and increasingly regulated and litigious environment, potentially exposing the bank to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm.
The financial services industry is among the most highly regulated industries. The bank’s operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which it operates. In recent years, regulation and supervision in a number of areas has increased, and regulators, law enforcement authorities, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations or enforcement actions which are often followed by civil litigation. There has been a steep escalation in the severity of the terms which regulatory and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with settlements in recent years including unprecedented monetary penalties as well as criminal sanctions. As a result, it may continue to be subject to increasing levels of liability and regulatory sanctions, and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions. Regulatory sanctions may include status changes to local licenses or orders to discontinue certain business practices.
The bank and its subsidiaries are involved in various litigation proceedings, including civil class action lawsuits, arbitration proceedings and other disputes with third parties, as well as regulatory proceedings and investigations by both civil and criminal authorities in jurisdictions around the world. The bank expects that the costs arising from the resolution of litigation, enforcement and similar matters pending against the bank to continue to be significant in the near to medium term and to adversely affect its business, financial condition and results of operations. Litigation and regulatory matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The bank may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. The bank may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the bank believes it has valid defenses to liability. The bank may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, it may, for similar reasons, reimburse counterparties for their losses even in situations where the bank does not believe it is compelled to do so. The financial impact of legal risks might be considerable but may be difficult or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made or contingent liabilities assessed for such risks.
Actions currently pending against Deutsche Bank or its current or former employees may not only result in judgments, settlements, fines or penalties, but may also cause substantial reputational harm to the bank. The risk of damage to the bank’s reputation arising from such proceedings is also difficult or impossible to quantify.
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
28
Deutsche Bank
Annual Report 2023 on Form 20-F

In addition, the financial impact of legal risks arising out of matters similar to some of those the bank faces have been very large for a number of participants in the financial services industry, with fines and settlement payments greatly exceeding what market participants may have expected and, as noted above, escalating steeply in recent years to unprecedented levels. The experience of others, including settlement terms, in similar cases is among the factors the bank takes into consideration in determining the level of provisions the bank maintains in respect of these legal risks. Developments in cases involving other financial institutions in recent years have led to greater uncertainty as to the predictability of outcomes and could lead the bank to add provisions. Moreover, the costs of the bank’s investigations and defenses relating to these matters are themselves substantial. Further uncertainty may arise as a result of a lack of coordination among regulators from different jurisdictions or among regulators with varying competencies in a single jurisdiction, which may make it difficult for the bank to reach concurrent settlements with each regulator. Should the bank be subject to financial impacts arising out of litigation and regulatory matters to which the bank is subject in excess of those it has calculated in accordance with its expectations and the relevant accounting rules, provisions in respect of such risks may prove to be materially insufficient to cover these impacts. This could have a material adverse effect on the bank’s results of operations, financial condition or reputation as well as on the bank’s ability to maintain capital, leverage and liquidity ratios at levels expected by market participants and regulators. In such an event, the bank could find it necessary to reduce its risk-weighted assets (including on terms disadvantageous to the bank) or substantially cut costs to improve these ratios, in an amount corresponding to the adverse effects of the provisioning shortfall.
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
Starting in 2014, additional former shareholders of Postbank, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which were pending with the Regional Court Cologne and the Higher Regional Court of Cologne, respectively. On October 20, 2017, the Regional Court Cologne handed down a decision granting the claims in a total of 14 cases which were combined in one proceeding. The Regional Court Cologne took the view that Deutsche Bank was obliged to make a mandatory takeover offer already in 2008 so that the appropriate consideration to be offered in the takeover offer should have been € 57.25 per Postbank share (instead of € 25). The additional consideration per share owed to shareholders which have accepted the takeover offer would thus amount to € 32.25. Deutsche Bank appealed this decision to the Higher Regional Court of Cologne.
On December 16, 2020, the Higher Regional Court of Cologne handed down a decision and fully dismissed the claims of Effecten-Spiegel AG. Further, in a second decision handed down on December 16, 2020, the Higher Regional Court Cologne granted the appeal of Deutsche Bank against the decision of the Regional Court Cologne dated October 20, 2017, and dismissed all claims of the plaintiffs. All relevant plaintiffs lodged appeals with the German Federal Court (Bundesgerichtshof) which on December 13, 2022, announced its decision, setting aside the judgments of the Higher Regional Court of Cologne and remanding the cases back to the Higher Regional Court of Cologne. The Higher Regional Court of Cologne scheduled a hearing for April 26, 2024.
Shortly before the end of 2017, the bank was served with a large number of additional lawsuits, almost all of which are now pending with the Regional Court Cologne. Some of the new plaintiffs allege that the consideration offered by Deutsche Bank for the shares in Postbank in the 2010 voluntary takeover should be raised to € 64.25 per share.
The claims for payment against Deutsche Bank in relation to these matters total almost € 700 million (excluding interest, which is significant due to the long duration of the proceedings).
29
Deutsche Bank
Annual Report 2023 on Form 20-F

The legal question of whether Deutsche Bank was obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may also impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation offered in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation offered and annual compensation paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012.
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
The extent of the bank’s financial exposure to these matters could be material and the bank’s reputation may be harmed.
Deutsche Bank is currently the subject of industry-wide inquiries and investigations by regulatory and law enforcement authorities relating to transactions of clients in German shares around the dividend record dates for the purpose of obtaining German tax credits or refunds in relation to withholding tax levied on dividend payments (so-called cum-ex transactions). In addition, the bank is exposed to potential tax liabilities and to the assertion of potential civil law claims by third parties, e.g., former counterparties, custodian banks, investors and other market participants, including as a consequence of criminal judgements in criminal proceedings in which the bank is not directly involved. The eventual outcome of these matters is unpredictable and may materially and adversely affect the bank’s results of operations, financial condition and reputation.
The Public Prosecutor in Cologne (Staatsanwaltschaft Köln, “CPP”) has been conducting a criminal investigation since August 2017 concerning two former employees of Deutsche Bank in relation to cum-ex transactions of certain former clients of the bank. In October 2022, the CPP conducted a search at Deutsche Bank’s offices in Frankfurt and Eschborn. Based on the search warrant the CPP expanded the scope of the investigation. Current and former Deutsche Bank employees and seven former Management Board members are included in the investigation. The investigation is still at an early stage and the scope of the investigation may be further broadened. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP. It is difficult to predict how the proceeding will further develop.
In 2021, the CPP opened a criminal investigation proceeding in relation to cum-ex transactions against unknown former personnel of Sal. Oppenheim jr. & Cie. AG & Co. KGaA (Sal. Oppenheim). There is a risk that the proceedings could lead to a formal indictment and criminal prosecution of accused individuals. There is also a risk that Deutsche Bank and/or Deutsche Oppenheim Family Office AG (DOAG), the bank’s subsidiary that is the legal successor of Sal. Oppenheim, could be included in criminal court proceedings as a secondary participant or a party subject to criminal confiscation ( Einziehungsbeteiligte ).
On July 12, 2023, Deutsche Bank as legal successor of Deutsche Postbank AG was informed by the CPP that the CPP has opened a new separate criminal cum/ex investigation against unnamed personnel of former Deutsche Postbank AG.
Ongoing media attention surrounding the cum-ex topic as well as any future criminal judgement that is unfavorable to the bank could create reputational risks. The imposition of fines and the disgorgement of profits or criminal confiscations could have a material adverse effect on the bank’s financial condition or results of operations.
The bank is further exposed to the assertion of potential tax and civil law recourse and compensation claims by German tax authorities and third parties.
30
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank acted as participant in and filed withholding tax refund claims through the electronic refund procedure (elektronisches Datenträgerverfahren) on behalf of, inter alia, two former custody clients in connection with their cum-ex transactions. Deutsche Bank has received from the German Federal Tax Office (Bundeszentralamt für Steuern, “FTO”) a demand of approximately € 49 million for tax refunds paid to a former custody client and a liability notice from the FTO requesting payment of € 2.1 million in connection with tax refund claims Deutsche Bank had submitted on behalf of another former custody client.
In regard to civil law claims, The Bank of New York Mellon SA/NV (BNY) – as a parent of two companies acting as depot bank and fund administrator which Deutsche Bank acquired in 2010 and sold to BNY later that year – has informed Deutsche Bank of its intention to assert indemnification claims under a contractual tax indemnity provision for potential cum-ex related tax liabilities incurred by these companies. BNY estimated the potential tax liability to be up to € 120 million (excluding interest of 6% per annum). In late 2020, counsel to BNY informed Deutsche Bank that certain BNY entities (among others) have received notices from tax authorities regarding the estimated amount with respect to cum-ex related trades by certain investment funds in 2009 and 2010. BNY has filed objections against the notices. Following receipt of payment orders from tax authorities in the amount of € 118.3 million in relation to the investment funds and after consultation with Deutsche Bank, BNY paid € 53.6 million to tax authorities. A further € 50.9 million were paid by third parties. In addition, BNY received a notice and payment request for penalty interest (Hinterziehungszinsen) in the amount of € 11.6 million from the Frankfurt Tax Office regarding one of the investment funds. BNY, after consultation with Deutsche Bank, applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the payment request which is now pending at the Fiscal Court of Hesse (Hessisches Finanzgericht).
In December 2023, Deutsche Bank received hearing letters from the German Federal Tax Office ( Bundeszentralamt für Steuern) regarding two third party investment funds that engaged in cum-ex trades in 2009. Deutsche Bank had provided services and financing to investors in the funds. Both funds received an aggregate of € 87 million in cum-ex withholding tax refunds in 2009.
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
On January 8, 2021, Deutsche Bank entered into a deferred prosecution agreement (DPA) with the DOJ concerning its historical engagements of finders and consultants and, as part of the bank’s obligations in the DPA, agreed to pay approximately U.S.$ 80 million in connection with this conduct. The DPA with the DOJ also involved a resolution involving precious metals spoofing. As part of the bank’s obligations in the DPA relating to precious metals, it agreed to pay approximately U.S.$ 8 million. On the same day, the bank also reached a settlement with the SEC to resolve its investigation into conduct regarding its compliance with the U.S. Foreign Corrupt Practices Act with respect to the bank’s engagement of finders and consultants. Deutsche Bank agreed to pay approximately U.S.$ 43 million in this SEC settlement. If it violated the DPA, its term could be extended, or it could be subject to criminal prosecution or other actions, any of which could result in additional fines, penalties, settlements, payments or other materially adverse impacts to the bank. On February 28, 2022, following a finding by the DOJ that the bank violated the 2021 DPA based on untimely reporting by the bank of certain allegations relating to ESG-related information at the bank’s subsidiary DWS, the bank agreed with the DOJ to extend an existing monitorship and abide by the terms of a prior deferred prosecution agreement until February 2023 to allow the monitor to certify to the bank’s implementation of the related internal controls. The DOJ has reserved all rights to take further action regarding the 2021 DPA if it deems necessary.
31
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank is under continuous examination by tax authorities in the jurisdictions in which it operates. Tax laws are increasingly complex and are evolving. The cost to the bank arising from the resolution of routine tax examinations, tax litigation and other forms of tax proceedings or tax disputes may increase and may adversely affect the bank’s business, financial condition and results of operation.
Deutsche Bank is under continuous examination by tax authorities in the jurisdictions in which it operates. Tax laws are increasingly complex. In the current political and regulatory environment, tax administrations' and courts' interpretation of tax laws and regulations and their application are evolving, and scrutiny by tax authorities has become increasingly intense. Wide ranging and continuous changes in the principles of international taxation emanating from the OECD's Base Erosion and Profit Shifting agenda are generating significant uncertainties for the bank and its subsidiaries and may result in an increase in instances of tax disputes or instances of double taxation, as member states may take different approaches in transposing these requirements into national law or may choose to implement unilateral measures. This includes, for example, the OECD global minimum taxation rules which are generally effective starting with tax year 2024. Tax administrations, including Germany, have also been focusing on the eligibility of taxpayers for reduced withholding taxes on dividends in connection with certain cross-border lending or derivative transactions. In addition, while a significant amount of guidance has been issued since the enactment of the U.S. tax reform in 2017, which included the Base Erosion Anti-Abuse Tax provisions, uncertainties remain. Similarly, uncertainties remain with respect to the U.S. Inflation Reduction Act of 2022, which included a new corporate alternative minimum tax effective starting with tax year 2023. As a result, the cost to the bank arising from the resolution of routine tax examinations, tax litigation and other forms of tax proceedings or tax disputes, as well as from rapidly changing and increasingly complex and uncertain tax laws and principles, may increase and may adversely affect the bank’s business, financial condition and results of operation.
Deutsche Bank has received requests for information from regulatory and law enforcement authorities concerning its anti-financial crime controls, including in the United States. In the event that violations of law or regulation are found to have occurred, legal and regulatory sanctions in respect thereof may materially and adversely affect the bank’s results of operations, financial condition and reputation.
The bank has received requests for information from regulatory and law enforcement authorities concerning its anti-financial crime controls over the past several years, both generally and in connection with specific clients, counterparties or incidents, including in the United States. Among the areas within the scope of these inquiries are client onboarding and KYC processes, transaction monitoring systems and procedures, processes concerning the decision to file or not to file a suspicious activity report, escalation procedures, and other related processes and procedures. The bank is cooperating in these investigations. In the event that violations of law or regulation are found to have occurred, legal and regulatory sanctions in respect thereof may materially and adversely affect the bank’s results of operations, financial condition and reputation.
On July 19, 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas and DWS USA Corporation entered into a consent order and written agreement with the Federal Reserve concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The 2023 consent order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior consent orders the bank entered into with the Federal Reserve in 2015 and 2017. The 2023 consent order further provides that the material failure to remediate the unsafe and unsound practices or violations described therein may require additional and escalated formal actions by the Federal Reserve against Deutsche Bank, including additional penalties or additional affirmative corrective actions. In the event the bank is unable to timely complete the sanctions and embargoes and AML control enhancement undertakings required by the Federal Reserve, the damages could be substantial and the impact on the bank’s results of operations, financial condition and reputation would be material.
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
Following an internal investigation into the historical sales of certain FX derivatives products, Deutsche Bank is providing information to and otherwise cooperating with its regulators. In December 2023, the Spanish National Securities Market Commission (CNMV) announced it will initiate proceedings against Deutsche Bank, S.A.E. for advisory services provided to Spanish clients in relation to FX derivative products.
32
Deutsche Bank
Annual Report 2023 on Form 20-F

Separately, the Palladium Hotels Group (PHG) companies are claiming restitution or damages for alleged losses estimated at € 500 million in respect of FX derivatives trades entered into with Deutsche Bank between 2014 and 2019. They allege that Deutsche Bank made negligent misrepresentations, misstatements and/or breached a duty of care to PHG in relation to the trades. It is also alleged that one of the four PHG claimants lacked legal capacity to enter into some of the trades. Deutsche Bank has filed a defense disputing the claim. In January 2024, PHG filed amended pleadings to include additional allegations of fraudulent misrepresentation. Deutsche Bank filed an amended defense in February 2024 which disputes the new allegations. Trial is scheduled to commence in early 2025. In the event the bank is found liable to PHG, the damages could be substantial and impact the bank’s results.
Deutsche Bank’s subsidiary, Deutsche Bank Polska S.A., is subject to numerous demands for reimbursement in respect of mortgage loans agreements in foreign currency, based on allegations that they are unfair and invalid.
Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 685 million with over 5,000 civil claims having been commenced in Polish courts as of February 29, 2024. These cases are an industry wide issue in Poland and other banks are facing similar claims.
During 2023, there was a deterioration in the risk profile with respect to the Polish FX mortgage portfolio, especially following an adverse decision by the European Court of Justice on June 15, 2023, which affected the broader polish banking sector. In addition, the bank refined its model for estimating the provision in the third quarter for the expected development of court verdicts and other market parameters. As a result, the provision for this matter increased by € 244 million for the year ended December 31, 2023, and the total provision as of December 31, 2023 is € 534 million.
The outcome of this matter is uncertain and could result in the payment of substantial amounts by the bank, including beyond the provisions the bank has established.
Guilty pleas by or convictions of the bank or its affiliates in criminal proceedings, or regulatory or enforcement orders, settlements or agreements to which the bank or its affiliates become subject, may have consequences that have adverse effects on certain of the bank’s businesses.
Deutsche Bank and its affiliates have been and are subjects of criminal and regulatory enforcement proceedings.
Guilty pleas or convictions against the bank or its affiliates, or regulatory or enforcement orders, settlements or agreements to which the bank or its affiliates become subject, could lead to the bank’s ineligibility to conduct certain business activities. In particular, such guilty pleas or convictions could cause its asset management affiliates to no longer qualify as “qualified professional asset managers” (QPAMs) under the QPAM Prohibited Transaction Exemption under the U.S. Employee Retirement Income Security Act of 1974 (ERISA), which exemption is relied on to provide asset management services to certain pension plans in connection with certain asset management strategies. While there are a number of statutory exemptions and numerous other administrative exemptions that the bank’s asset management affiliates may use to trade on behalf of ERISA plans, and in many instances they may do so in lieu of relying on the QPAM exemption, loss of QPAM status could cause customers who rely on such status (whether because they are legally required to do so or because the bank has agreed contractually with them to maintain such status) to cease to do business or refrain from doing business with the bank and could negatively impact its reputation more generally. For example, clients may mistakenly see the loss as a signal that the bank’s asset management affiliates are somehow no longer approved as asset managers generally by the U.S. Department of Labor (DOL), the agency responsible for ERISA, and cease to do business or refrain from doing business with the bank for that reason. This could have a material adverse effect on the bank’s results of operations, particularly those of its asset management business in the United States. Following the issuance of a one-year temporary exemption, on December 29, 2017, the DOL published a three-year individual exemption permitting certain of the bank’s affiliates to retain their QPAM status despite both the conviction of DB Group Services (UK) Limited and the conviction of Deutsche Securities Korea Co. (the latter conviction has been subsequently overturned). This exemption was subsequently extended by the DOL for an additional three-year period and is scheduled to expire on April 17, 2024. The disqualification period extends until April 17, 2027, and so the bank will need to obtain a further extension. The bank has submitted a request for a further extension of the exemption through April 17, 2027, and, on February 21, 2024, the DOL published the proposed exemption for public comment prior to the DOL’s consideration for final approval. An extension would terminate if, among other things, Deutsche Bank or its affiliates were to be convicted of crimes in other matters.
33
Deutsche Bank
Annual Report 2023 on Form 20-F

Climate Change and Other Risks Relating to Environmental, Social and Governance (ESG)-Related Matters
The impacts of rising global temperatures and the associated policy, technology and behavioral changes required to limit global warming to no greater than 1.5 o c above pre-industrial levels have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events, and transition risks as carbon-intensive sectors are faced with higher costs, potentially reduced demand and restricted access to financing. More rapid than currently expected emergence of transition and / or physical climate risks and other environmental risks may lead to increased credit and market losses as well as operational disruptions due to impacts on vendors and the bank’s own operations.
Financial institutions are facing increased scrutiny on climate and ESG-related issues from governments, regulators, shareholders and other bodies (including non-governmental organizations), leading to reputational risks if the bank is not seen to support the transition to a lower carbon economy, to limit nature-related risks such as biodiversity and habitat loss, and to protect human rights. This increased scrutiny includes more extensive and prescriptive ESG disclosure requirements such as the Corporate Sustainability Reporting Directive (CSRD). The emergence of significantly diverging ESG regulatory and / or disclosure standards across jurisdictions could lead to higher costs of compliance and risks of failing to meet requirements.
In the United States, state legislators and regulators are issuing potentially conflicting laws and certification requirements regarding ESG matters, reflecting a polarized political context. California, for example, issued ESG disclosure laws, whereas Florida requires the bank to certify that it does not discriminate based on business activities of borrowers. This may result in the risk of loss of business or licenses if the bank cannot certify, while also requiring DB to analyze and balance positions.
Deutsche Bank is rated by a number of ESG rating providers, with the ratings increasingly utilized as criteria to determine eligibility for sustainable investments and to assess management of ESG risks and opportunities. The methodologies and scores used by the different providers can lead to significant divergence in results and may not provide an accurate and consistent reflection of the risks facing the bank. Should the bank’s ratings lag peers, or materially deteriorate, this could lead to negative reputational impacts and reduced investor demand for equity or debt.
Data, methodologies and industry standards for measuring and assessing climate and other environmental risks are still evolving or, in certain cases, are not yet available. This, combined with a lack of comprehensive and consistent climate and other environmental risk disclosures by its clients, means that the bank, in line with the wider industry, is heavily reliant on proxy estimates and/or proprietary approaches for risk assessment and modelling and for the bank’s climate and environmental risk management disclosures. The high degree of uncertainty that this creates increases the risk that third parties may assert that the bank’s sustainability-related disclosures constitute greenwashing. In addition to the reputational risks associated with such allegations, competent supervisory authorities and law enforcement agencies may commence investigations based on such allegations, as was recently the case with DWS which has received requests for information from various regulatory and law enforcement agencies concerning certain ESG related matters. On September 25, 2023, DWS agreed, without admitting or denying the SEC’s findings, to a cease-and-desist order, censure and a U.S. $ 19 million civil money penalty to settle the SEC’s ESG related investigation of DWS Investment Management Americas, Inc. (DIMA) in relation to DIMA’s U.S. business.
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
While Deutsche Bank remains committed to the targets outlined in its Sustainability Deep Dive on March 2, 2023, the bank may face headwinds in achieving its aim for € 500 billion in cumulative ESG financing and investment volumes through the end of 2025. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank. In addition, scarcity of ESG assets may reduce Deutsche Bank’s ability to issue ESG compliant funding. Similarly, significant deviations from absolute and intensity-based net zero aligned emissions targets may open the bank up to reputational risks.
34
Deutsche Bank
Annual Report 2023 on Form 20-F

Other Risks
Remaining risks related to Postbank IT migrations could increase and/or impact the bank’s reputation and may result in loss of clients, business or impact the bank’s future results.
Deutsche Bank completed the last data migration of Postbank in July 2023. While the IT migration focused on executing the transfer of clients and employees’ use of the new IT infrastructure, it led to operational issues and client backlog. Deutsche Bank has implemented several mitigation measures and devised a remediation plan, which will be monitored by the BaFin via a monitor as outlined in the BaFin’s order, published on October 2, 2023.
Deutsche Bank has made progress in remediating outstanding inquiries. In most processes, remediation was accomplished by year end 2023. For some processes, however, the backlog remediation is ongoing and is expected to be mostly resolved by the end of the first quarter of 2024. If the bank needs more time to process the outstanding inquiries, credit and operational costs could increase further and/or impact the bank’s reputation and may result in loss of clients or business. This in turn could impact the bank’s future results.
The bank’s risk management policies, procedures and methods leave the bank exposed to unidentified or unanticipated risks, which could lead to material losses.
Deutsche Bank has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the risk management techniques and strategies have not been and may in the future not be fully effective in mitigating the bank’s risk exposure in all economic market environments or against all types of risk, including risks that it fails to identify or anticipate. Some of the bank’s quantitative tools and metrics for managing risk are based upon its use of observed historical market behavior. The bank applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. In a financial crisis, the financial markets may experience extreme levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In such a volatile market environment, the bank’s risk management tools and metrics may fail to predict important risk exposures. In addition, Deutsche Bank’s quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors the bank did not anticipate or correctly evaluate in its models. This has limited and could continue to limit the bank’s ability to manage its risks especially in light of geopolitical developments, many of the outcomes of which are currently unforeseeable. The bank’s losses thus have been and may in the future be significantly greater than the historical measures indicate.
In addition, the bank’s more qualitative approach to managing those risks not taken into account by the quantitative methods could also prove insufficient, exposing the bank to material unanticipated losses. Also, if existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with the bank. This could harm the bank’s reputation as well as its revenues and profits. See “Management Report: Risk Report” in the Annual Report 2023 for a more detailed discussion of the policies, procedures and methods the bank uses to identify, monitor and manage its risks.
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
The bank utilizes a variety of third parties in support of its business and operations. In support of the bank’s business and operations, the use of and dependence upon third parties in the sector has increased over the years, necessitating a corresponding increase in capabilities to manage them. The bank does so in order to focus on its core competencies and to seek improvements in costs, efficiency and effectiveness in its operations, for instance in connection with the bank’s IT modernization efforts. The nature of what the bank uses third parties for has evolved and now includes more fundamental aspects of services including the use of Cloud and other advanced technology providers. This represents different risks and requires more robust risk assessments, appropriate contracting and ongoing oversight commensurate with those risks. It has also led to steady increase in regulation and regulatory scrutiny over not just how the bank manages third parties day to day but also assessing the levels of resiliency needed that is proportional to the importance of the business services supported by the third party.
35
Deutsche Bank
Annual Report 2023 on Form 20-F

Services provided by third parties pose risks to the bank comparable to those the bank bears when it performs the services itself, and it remains ultimately responsible for the services the third parties provide. The bank depends on such third parties to conduct its delivery of services in compliance with applicable laws, regulations and generally accepted business standards and in accordance with the contractual terms and service levels it has agreed with the bank. If the third parties do not conduct business in accordance with these standards, the bank may be exposed to material losses and could be subject to regulatory action or litigation as well as be exposed to reputational damage. More generally, if a third-party relationship does not meet the bank’s expectations, the bank could be exposed to financial risks, such as the costs and expenses associated with migration of the services to another third party and business and operational risks related to the transition, and the bank could fail to achieve the benefits it sought from the relationship.
Similar to cybersecurity threats to Deutsche Bank itself, a successful cyberattack on a third-party vendor could have a significant negative impact on the bank that may result in the disclosure or misuse of client as well as proprietary information, damage or inability to access information technology systems, financial losses, additional costs, personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure.
In situations where Deutsche Bank is the third-party service provider, the bank may be exposed to financial risks, such as lost revenues, costs and expenses associated with the cancellation of the service agreement, if Deutsche Bank were no longer able to benefit from the relationship.
Operational risks, which may arise from errors in the performance of the bank’s processes, the conduct of its employees, instability, malfunction or outage of its IT system and infrastructure, or loss of business continuity, or comparable issues with respect to the bank’s vendors, may disrupt its businesses and lead to material losses.
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
The bank is also dependent on its employees to conduct its business in accordance with applicable laws, regulations and generally accepted business standards. If the bank’s employees do not conduct its business in this manner, the bank may be exposed to material losses. Furthermore, if an employee’s misconduct reflects fraudulent intent, the bank could also be exposed to reputational damage. The bank categorizes these risks as conduct risk, a term used to describe the risks associated with behavior by employees and agents, including third parties, that could harm clients, customers or the integrity of the markets, such as selling products that are not suitable for a particular customer, fraud, unauthorized trading and failure to comply with applicable regulations, laws and internal policies. U.S. regulators in particular have been increasingly focused on conduct risk, and such heightened regulatory scrutiny and expectations could lead to investigations and other inquiries, as well as remediation requirements, more regulatory or other enforcement proceedings, civil litigation and higher compliance and other risks and costs.
The bank in particular faces the risk of loss events due to the instability, malfunction or outage of its IT system and IT infrastructure, as well as breaches in IT system and infrastructure (including cyber-attacks). Such losses could materially affect the bank’s ability to perform business processes and may, for example, arise from the erroneous or delayed execution of processes as a result of system outages, degraded services in systems and IT applications or the inaccessibility of its IT systems. A delay in processing a transaction, for example, could result in an operational loss if market conditions worsen during the period after the error. IT-related errors may also result in the mishandling of confidential information, damage to the bank’s computer systems, financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory or litigation exposure (including under data protection laws such as the GDPR).
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
36
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The inability to have equivalence arrangements with Central Clearing Counterparties (CCPs) in countries outside the European Union may have adverse effects on Deutsche Bank’s business, results of operations or financial targets; along with the size of the bank’s clearing operations and risks if these operations fail to function properly.
For Indian CCPs, the BaFin published a statement in February 2023 allowing German credit institutions, including Deutsche Bank, the possibility to remain members of the six India CCPs until October 31, 2024. This allows Deutsche Bank to make changes needed to allow clients to continue to be served by the six India CCPs. If Deutsche Bank no longer has equivalence arrangements with India after October 31, 2024, this would have an adverse impact on the bank’s business results and could impact its financial targets.
Negotiations between the UK and EU have continued with regards to financial services not extensively covered by the existing post-Brexit deal. The extension to the temporary equivalence arrangements for UK CCPs until June 2025 has temporarily removed the risk that access to UK clearing would be withheld from EU firms. If an equivalence agreement is not reached by June 2025, this could adversely impact the bank’s business and financial targets.
The bank has large clearing and settlement businesses and an increasingly complex and interconnected IT landscape. These give rise to the risk that the bank’s customers or other third parties could lose substantial sums if the systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to the bank. In such a case, the bank might suffer harm to its reputation even if no material loss of money occurs. This could cause customers to take their business elsewhere, which could materially harm the bank’s revenues and profits.
The bank must test the value of the goodwill upon the acquisition of subsidiaries and affiliates and in its Asset Management division and of its other intangible assets at least annually for impairment. In the event the test determines that impairment exists, the bank must write down the value of the asset. Impairments of goodwill and other intangible assets have had and may have a material adverse effect on the bank’s profitability and results of operations.
Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition. As of December 31, 2023, the bank recognized goodwill in the amount of € 2.8 billion. Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. These assets are tested for impairment and its useful lives reaffirmed at least annually. The bank recorded a goodwill impairment of € 233 million related to the acquisition of Numis in 2023 and an impairment of € 68 million on an unamortized intangible asset in 2022. The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change.
Impairments of goodwill and other intangible assets have had and may have a material adverse effect on the bank’s profitability and results of operations.
37
Deutsche Bank
Annual Report 2023 on Form 20-F

In addition to the bank’s traditional banking businesses of deposit-taking and lending, the bank may also engage in nontraditional credit businesses in which credit is extended via transactions (e.g., holding of securities of third parties or engaging in complex derivative transactions) that may materially increase the bank’s exposure to credit risk.
As a bank and provider of financial services, the bank is exposed to the risk that third parties who owe claims to the bank will not perform their obligations. Many of the bank’s businesses in beyond the traditional banking businesses of deposit-taking and lending also expose the bank to credit risk.
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
Many of the bank’s derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that the bank delivers to the counterparty the underlying security, loan, or other obligation to receive payment. In several cases, the bank does not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause the bank to forfeit the payments otherwise due to it or result in settlement delays, which could damage the bank’s reputation and ability to transact future business, as well as impose increased costs on the bank. Legislation in the European Union (EMIR) and the United States (the Dodd-Frank Act) has introduced requirements for the standardization, margining, central clearing and transaction reporting of certain over-the-counter derivatives. While such requirements aim at reducing the risk posed to counterparties and the financial system by such derivatives, they may reduce the volume and profitability of the transactions in which the bank engages, and compliance with such provisions may impose substantial costs on the bank.
In the past, exceptionally difficult market conditions severely adversely affected certain areas in which the bank does business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and similar market conditions, should they occur, may do so in the future.
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
Observable prices or inputs are not available for certain classes of financial instruments. Fair value is determined in these cases using valuation techniques the bank believes to be appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity of the instrument and liquidity in the market. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. If any of the assumptions change due to negative market conditions or for other reasons, subsequent valuations may result in significant changes in the fair values of the bank’s financial instruments, requiring the bank to record losses.
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
38
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank must review its deferred tax assets at the end of each reporting period. To the extent that it is no longer probable that sufficient taxable income will be available to allow all or a portion of the bank’s deferred tax assets to be utilized, the bank must reduce the carrying amounts. These reductions have had and may in the future have material adverse effects on Deutsche Bank’s profitability, equity, and financial condition.
The bank recognizes deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized. As of December 31, 2023, the bank recognized deferred tax assets of € 7.0 billion.
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
These adjustments have had and may in the future have material adverse effects on Deutsche Bank’s profitability or equity.
Deutsche Bank is exposed to pension risks which can materially impact the measurement of its pension obligations, including interest rate, inflation, longevity and liquidity risks that can materially impact the bank’s earnings.
Deutsche Bank sponsors a number of post-employment benefit plans on behalf of its employees, including defined benefit plans. The bank’s plans are accounted for based on the nature and substance of the plan. Generally, for defined benefit plans the value of a participant’s accrued benefit is based on each employee’s remuneration and length of service. The bank maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The bank’s funding principle is to maintain funding of the defined benefit obligation by plan assets within a range of 90% to 100% of the obligation, subject to meeting any local statutory requirements. The bank has also determined that certain plans should remain unfunded, although its funding approach is subject to periodic review, for example, when local regulations or practices change. Obligations for the bank’s unfunded plans are accrued on the balance sheet. For most of the externally funded defined benefit plans there are local minimum funding requirements. The bank can decide on any additional plan contributions, with reference to its funding principle. There are some locations, for example the United Kingdom, where the trustees and the bank jointly agree contribution levels. The bank also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met.
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
All plans are valued annually by independent qualified actuaries using the projected unit credit method, with inputs including the discount rate, inflation rate, rate of increase in future compensation and for pensions in payment and longevity expectations. For the bank’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high-quality corporate bond yield curve, which is derived using a bond universe sourced from reputable third-party index data providers and rating agencies, and reflects the timing, amount and currency of the future expected benefit payments for the respective plan.
The bank’s investment objective in funding the plans and its obligations in respect of them is to protect the bank from adverse impacts of its defined benefit pension plans on key financial metrics. The bank seeks to allocate plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation and, thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.
39
Deutsche Bank
Annual Report 2023 on Form 20-F

To the extent that the factors that drive the bank’s pension liabilities move in a manner adverse to the bank, or that its assumptions regarding key variables prove incorrect, or that funding of the pension liabilities does not sufficiently hedge those liabilities, the bank could be required to make additional contributions or be exposed to actuarial or accounting losses in respect of its pension plans. More detailed information regarding the bank’s employee benefit plans is provided in Note 33, “Employee Benefits” of the consolidated financial statements.
Digital innovation offers market entry opportunities for new competitors such as cross-industry entrants, global high-tech companies or financial technology companies, which will increase the bank’s need for investment in digital product and process resources to mitigate the risk of a potential loss of market share.
To be able to respond to market developments, respond more quickly to clients’ needs and to have more flexibility, and to improve IT resiliency, the bank has decided to migrate a large number of applications to public cloud computing and storage systems through a strategic partnership with Google Cloud. This partnership with Google Cloud is a major milestone in the bank’s digital journey and shows a commitment to embracing innovative technologies. The objective is to enhance the client experience through improved products and services, system resiliency and security as well as reducing the cost inefficiencies of running legacy platforms. Such a major technology migration requires robust governance and planning, including required allocation of funding, to manage the risk of security and stability issues. Additionally, there is significant regulatory interest in this program. Also, as with any external service providers, the bank must ensure the highest standards of data privacy and security controls to safeguard client and bank information. Failure to do so can compromise client trust, lead to financial losses and, in severe cases, regulatory penalties, litigation and the obligation to compensate individuals for damage.
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
If Deutsche Bank is unable to achieve its major technology transformations in the bank’s business and infrastructure areas, then the bank risks not achieving the intended benefits of these include IT and business cost reduction, control improvements, revenue growth through provision of new client features or targeted client growth.
The crypto-assets ecosystem experienced significant volatility in 2023 and continues to carry significant inherent risks.
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
The ability for banks to engage in digital asset activities will vary depending on the stances taken within each jurisdiction and this may limit Deutsche Bank’s ability to engage in these activities. Discussions regarding the required policy frameworks required to address the risks and opportunities of digital assets have increased due to numerous insolvency and fraud cases related to individual crypto assets or platforms.
40
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank is subject to laws and other requirements relating to financial and trade sanctions and embargoes. If the bank breaches such laws and requirements, it can be subject, and in the past has been subject, to material regulatory enforcement actions and penalties.
The bank is required to monitor, evaluate, and observe laws and other requirements relating to financial and trade sanctions and embargoes set by the EU, the Deutsche Bundesbank, Germany’s Federal Office for Economic Affairs and Export Control, and other authorities, such as the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and the UK Treasury Department’s Office of Financial Sanctions Implementation (OFSI). Sanctions are subject to rapid change, and it is also possible that new direct or indirect secondary sanctions could be imposed by the United States or other jurisdictions without warning as a result of geopolitical developments. New and far-reaching sanctions against Russian entities and individuals have been, and may continue to be, imposed by the United States, the EU, the United Kingdom and other individual countries very rapidly following the commencement by Russia of the war in Ukraine, and many of these sanctions require very rapid implementation. Should the bank fail to comply timely and in all respects with these new sanctions, the bank could be exposed to legal penalties and its reputation could suffer. New sanctions may also be imposed on other entities and individuals beyond the war in Ukraine at any time. If Deutsche Bank breaches any such new or preexisting laws and requirements, it can be subject, and has in the past been subject, to material regulatory enforcement actions and penalties.
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
The bank engages or has engaged in a limited amount of business with counterparties, including government-owned or -controlled counterparties, in certain countries or territories that are subject to comprehensive U.S. sanctions (referred to as “Sanctioned Territories”), or with persons targeted by U.S. economic sanctions (referred to as “Sanctioned Persons”). U.S. law generally prohibits U.S. persons or any other persons acting within U.S. jurisdiction (which includes business with a U.S. nexus) from dealings with or relating to Sanctioned Territories or Sanctioned Persons. Additionally, U.S. indirect or “secondary” sanctions threaten the imposition of sanctions against non-U.S. persons entirely outside of U.S. jurisdiction for engaging in certain activities, most recently targeting foreign financial institutions that knowingly or unknowingly facilitate transactions or provide services relating to Russia’s military-industrial base. The bank’s U.S. subsidiaries, branch offices, and employees are, and, in some cases, its non-U.S. subsidiaries, branch offices, and employees are or may become, subject to such prohibitions and other regulations.
Deutsche Bank is a German bank and its activities with respect to Sanctioned Territories and Sanctioned Persons have been subject to policies and procedures designed to avoid the involvement of U.S. jurisdiction, including U.S. persons acting in any managerial or operational role and to ensure compliance with United Nations, European Union and German sanctions and embargoes; in reflection of legal developments in recent years, the bank has further developed its policies and procedures with the aim of promoting – to the extent legally permitted – compliance with regulatory requirements extending to other geographic areas regardless of jurisdiction. However, should its policies prove to be, or have been, ineffective, the bank may be subject to regulatory or enforcement action that could materially and adversely affect its reputation, financial condition, or business.
Deutsche Bank has set up processes and procedures aimed at complying with other substantial changes in U.S. economic sanctions relating to Russia since 2017. Further, in response to the war in Ukraine, the United States, as well as other nations and the EU, have continued to expand sanctions on Russia and Russian entities; such sanctions could have a material impact on the bank’s business activities. In response, the bank took a range of preparatory and responsive actions to implement the high number of, and in part newly developed, sanctions by inter alia filter and control updates, additional due diligence steps in transaction and client reviews with a nexus to Russia and by further restricting its policy and adjusting processes. Even though Deutsche Bank believes that it reacted quickly and thoroughly to these challenges, the sheer amount and complexity of changes have increased the operational risk relating to regulatory compliance; given the strict liability applied in areas of this regulatory environment, such operational risk may translate into regulatory risks for the bank leading to consequential losses. Furthermore, although the bank does not believe it has engaged or is currently engaged in any transactions that violate, or are sanctionable under, U.S. sanctions relating to Russia, U.S. authorities have broad discretion in interpreting, enforcing, and applying U.S. sanctions, including, as of December 2023, the authority to impose blocking sanctions or other restrictions against foreign financial institutions that are knowingly or unknowingly engaged in certain targeted activities relating to the Russian military-industrial base. There can be no assurances that U.S. authorities will not bring enforcement actions against the bank or impose secondary sanctions. Any such actions could have a material impact on the bank’s business and harm its reputation.
41
Deutsche Bank
Annual Report 2023 on Form 20-F

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
For information on significant capital expenditures and divestitures, please see “Management Report: Operating and Financial Review: Deutsche Bank Group: Significant capital expenditures and divestitures” in the Annual Report 2023.
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
Business Overview
Deutsche Bank’s organization
Please see “Management Report: Operating and financial review: Deutsche Bank Group: Deutsche Bank’s organization” in the Annual Report 2023. For information on net revenues by geographic area and by corporate division please see Note 4 ”Business Segments and related information: Entity-wide disclosures” to the consolidated financial statements and “Management Report: Operating and financial review: Results of operations: Segment results of operations” in the Annual Report 2023.
Management structure
Please see “Management Report: Operating and financial review: Deutsche Bank Group: Management structure” in the Annual Report 2023.
Business Strategy
Global Hausbank
Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, which have become even more important considering the ongoing geopolitical and macro-economic challenges. In this environment, Deutsche Bank aims to leverage a more favorable interest rate environment, deploy risk management expertise to support clients, and allocate capital to high-return growth opportunities. As sustainability becomes ever more important, the bank aims to deepen its dialogue with and support for clients and broaden the agenda in respect of the bank’s own operations. As technology continues to evolve, Deutsche Bank aims to achieve further cost savings, accelerate the transition to a digital bank and expand upon strategic partnerships, which are already creating substantial value. At the same time, Deutsche Bank continues to work towards a long-term set-up that will enable a future of sustainable growth. This includes a clear definition of its purpose, vision and culture.
42
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank’s key performance indicators 2025
Financial targets and capital objectives for 2025
Financial targets:
– Post-tax Return on Average Tangible Equity of above 10% for the Group
– Compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5% (raised from 3.5 to 4.5%)
–
Cost/income ratio of less than 62.5%
Capital objectives:
– Common Equity Tier 1 capital ratio of approximately 13%
– 50% Total payout ratio from 2025
Deutsche Bank reaffirms its financial targets, including the compound annual growth rate of revenues target which it has raised from 3.5–4.5% to 5.5–6.5% at the beginning of 2024, as well as its capital objectives for 2025.
Post-tax Return on Average Tangible Equity and adjusted costs are non-GAAP financial measures. Please refer to “Supplementary financial information (Unaudited): Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. For further details, please refer to “Note 01 – Material Accounting Policies and Critical Accounting Estimates – EU carve-out” to the consolidated financial statements.
Progress on strategy implementation
In 2023, Deutsche Bank made further progress in accelerating the execution of its Global Hausbank strategy on all dimensions: revenue growth, operational and capital efficiency.
Revenues grew to around € 29 billion, and the revenue growth rate was close to 7% per year since 2021 as benefits of the sharpened business model came through. The bank made conscious investment decisions in 2023 to further develop its franchise, mainly to drive business growth, strengthen controls and improve operational efficiency. Deutsche Bank believes that the bank has reached an inflection point on costs with these investments approaching completion. Furthermore, the bank demonstrated resilience, with high-quality risk management and a strong capital and balance sheet, resulting in both dividends and share buybacks increased by 50% compared to 2022.
Revenue growth
On revenue growth, Deutsche Bank believes that the bank delivered sustained growth from a well-balanced business mix. For example, the bank took advantage of rising interest rates, notably in the Corporate Bank and Private Bank, but also focused on increasing the bank’s fee income across all fee-generating businesses. Corporate Bank developed innovative products, hired relationship managers in strategic areas, and deepened relationships with key clients. Investment Bank continued to execute against its strategic priorities, including completing the acquisition of Numis to enhance its ability to deliver its service offering to its clients. Furthermore, Investment Bank and International Private Bank added senior bankers in client-facing areas. The bank also attracted net inflows of € 57 billion across the Private Bank and Asset Management, which has helped grow Assets under Management by € 115 billion to € 1.5 trillion across these businesses.
Given the progress achieved, Deutsche Bank raised its compound annual growth target for the period between 2021 and 2025 from 3.5 - 4.5% to 5.5 - 6.5% at the beginning of 2024, after outperforming the bank’s original target in both 2022 and 2023.
The bank’s expectation is that the achievement of the revised target will be supported by growth of noninterest income from a growing market share in Corporate Bank, reaping the benefits of investments in Origination & Advisory, building on the bank’s recent strong relative performance in the Fixed Income and Currencies (FIC) business, growing fees from investment products in Private Bank and expanding certain lending businesses. In Asset Management, the bank plans to take full advantage of the market recovery that started at the end of 2023 to grow further in Passive and Alternatives. Additionally, Private Bank and Asset Management aim to convert 2023’s net inflows and growth in assets under management into revenues.
43
Deutsche Bank
Annual Report 2023 on Form 20-F

Operational efficiency

Deutsche Bank made further progress on its € 2.5 billion operational efficiency program during 2023 and already realized savings from completed efficiency measures. The bank expects the remaining savings to result from the execution of measures relating to infrastructure and technology efficiencies, including application decommissioning and operating model improvements, optimization of the bank’s platform in Germany and front-to-back process redesign, including simplified workflows and automation. These measures are also expected to lead to a reduction of approximately 3,500 roles, mainly in non-client-facing areas, of which some have already left the platform. The bank aims for a quarterly run-rate of adjusted costs of € 5 billion in 2024 and aims to operate with total noninterest expenses of around € 20 billion in 2025.
Deutsche Bank’s 2023 cost base was impacted by inflation, business growth and investments to accelerate execution of the bank’s Global Hausbank strategy. Some of the investments to accelerate strategy execution are non-recurring and mainly related to improvements of the bank’s operational efficiency as outlined above and real estate one-offs. The bank also recognized an impairment of goodwill related to Numis in 2023. In addition, Deutsche Bank made investments that are expected to continue to impact the bank’s cost base. On business growth, the bank has invested in businesses which are less capital intensive and on controls, it further strengthened key functions.
Investment in innovation and digitalization remains a key focus area of Deutsche Bank’s operational efficiency targets. In 2023, the bank has broadened its technological reach with a focus on artificial intelligence (AI) including with the testing of Google Cloud's AI tools. Opportunities from AI are expected in operations and process automation to enable investments in client solutions and fuel revenue growth.
Capital efficiency
With respect to capital efficiency, Deutsche Bank reduced risk-weighted assets (RWA) in 2023, already putting the bank on track regarding its ambition for RWA reductions of € 25 to 30 billion by 2025. These measures, together with strong organic capital generation, enabled Deutsche Bank to increase its CET1 ratio to 13.7% as of year end 2023, up from 13.4% at year end 2022.
Deutsche Bank aims to maintain a Common Equity Tier 1 capital ratio of around 13%, i.e., to operate with a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold, also after the impacts from the adoption of CRR 3, which is expected to become effective on January 1, 2025.
Deutsche Bank plans to sustainably grow cash dividends and, over time, return to shareholders through share buybacks excess capital over and above the requirements to support profitable growth and upcoming regulatory changes. For the financial year 2023, the Management Board intends to propose to the Annual General Meeting a dividend of € 0.45 per share, after having paid a dividend of € 0.30 per share for 2022 and € 0.20 per share for 2021. For the financial year 2024 and subsequent years, the bank targets a payout ratio of 50% of net income attributable to Deutsche Bank shareholders, delivered through a combination of cash dividends and share buybacks. These distributions to shareholders are subject to shareholder authorization and German corporate law requirements, and in the case of share buybacks additionally require prior regulatory approval. Deutsche Bank plans to increase both share repurchases and dividends by at least 50% year on year in 2024. The bank has received supervisory approval for a share repurchase of € 675 million, which it aims materially to complete in the first half of 2024, having completed € 450 million in share repurchases in 2023; and Deutsche Bank plans to propose a dividend in respect of the 2023 financial year of € 0.45 per share, or approximately € 900 million, up from € 0.30 per share for 2022, at the bank’s Annual General Meeting in May 2024. For the financial years 2024 and 2025, Deutsche Bank aims for cash dividends of € 0.68 and € 1.00 per share, respectively, subject to a 50% payout ratio limitation relative to net income attributable to Deutsche Bank shareholders. The bank has set a capital distribution goal of € 8 billion in respect of the financial years 2021-2025, paid in 2022-2026, and believes that it is positioned to exceed this objective based on the achievement of the bank’s financial targets.
The rating agencies recognized the continued progress the bank has made over the course of 2023, specifically further improvements in profitability. This was reflected in upgrades by S&P, Fitch and Morningstar DBRS during the year. In May, S&P raised its outlook on the bank to positive. DBRS Morningstar upgraded all Deutsche Bank’s long-term ratings by one notch in June. Fitch upgraded the bank’s ratings by one notch in July. Towards the end of 2023, S&P upgraded Deutsche Bank’s credit ratings, the fourth successive upgrade of Deutsche Bank’s credit ratings by a leading rating agency during 2023. S&P highlighted the bank’s progress in growing the franchise, strengthening earnings, and maintaining solid capital and liquidity profiles.
44
Deutsche Bank
Annual Report 2023 on Form 20-F

Sustainability

Deutsche Bank has the strong intention to support and accelerate the historic transformation towards a more sustainable society and economy. Consequently, Deutsche Bank’s Management Board made sustainability a management priority in 2019.
To underpin this, the bank hosted its 2nd Sustainability Deep Dive in March 2023, where senior leaders reported on the progress in implementing the bank’s sustainability strategy in the specific business and infrastructure areas.
The focus was on how the bank plans to embed environmental, social and governance aspects into products, policies, and processes. The sustainability strategy focuses on the following four pillars:
– Sustainable finance : navigating the bank’s clients on their sustainability journey by being deeply embedded in their decision making and processes, supported by an innovative and data-driven offering
– Policies and commitments : maintaining and developing dedicated control frameworks and processes to turn regulatory challenges into business opportunities and steer decision-making based on impact measurement
– People and own operations : building a sustainability-led organization driven by value-based leadership, empowered employees – embedding environmental and social aspects deeply in the bank’s processes
– Thought leadership and stakeholder engagement : playing a pivotal role for government agencies, academia and interest groups to accelerate standard setting locally and internationally
By implementing this strategy, the bank aims to maximize its contribution to the Paris Climate Agreement and the United Nations’ Sustainable Development Goals. Deutsche Bank has endorsed multiple universal sustainability frameworks and initiatives, such as the UN’s Environment Programme Finance Initiative, the UN Global Compact, and the Principles for Responsible Banking.
To measure and report transparently about the progress, Deutsche Bank has set the following targets and goals:
– The bank wants to achieve cumulative sustainable financing and ESG investment volumes of € 500 billion in the period from January 2020 to end of 2025 (excluding DWS); which transactions can be classified as sustainable is documented in Deutsche Bank’s Sustainable Finance Framework and published on Deutsche Bank’s website
–
It wants to achieve the bank’s net-zero commitment by 2050 and has, therefore, published net-zero targets for seven carbon-intensive sectors in the bank’s corporate loan book by end of 2030 (interim) and end of 2050 (final)
– The bank plans to ensure that at least 35% of Managing Director, Director and Vice President roles are held by women by 2025
– It wants to reduce emissions in the bank’s own operations and supply chain (Scope 1, Scope 2 and disclosed Scope 3: Category 1 to 14) by 46% by the end of 2030 compared to the 2019 baseline
In 2023, Deutsche Bank continued to deliver on the targets, goals and pillars of the bank’s sustainability strategy. For example, the bank:
– Published its initial Transition Plan summarizing the bank’s decarbonization strategy and actions along three dimensions: own operations (Scope 1 and 2), supply chain (disclosed Scope 3: Category 1 to 14); and the financing the bank provides to its clients (Scope 3: Category 15)
– Announced three additional sectoral emission reduction targets in the corporate loan portfolio for Shipping, Cement and Coal Mining after having published pathway targets for four sectors in the previous year (i.e., Oil & Gas, Automotive, Power Generation and Steel)
– Updated the bank’s thermal coal guideline by tightening the criteria on when a company is deemed a thermal coal company and in scope of the guideline, as well as specifying the requirements to be applied to clients in scope of the updated guideline
– Rolled out a “Sustainable Finance” training for client facing staff, and funded community conservation projects in several Asia-Pacific countries by partnering with The Nature Conservancy
– Further enhanced the bank’s risk management and related processes to prevent human rights violations in the supply chain in accordance with the German Supply Chain Due Diligence Act
To reinforce Deutsche Bank’s sustainability strategy, the transformation of the bank with regards to sustainability-related targets and goals is a component for the bank's top executives' performance-based compensation.
This section does not cover DWS which sets its own sustainability strategy. Please refer to the section Asset Management in this chapter.
45
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank Business segments
Corporate Bank
Corporate banking is an integral part of Deutsche Bank’s business. Corporate Bank’s capabilities in Cash Management, Trade Finance and Lending in close collaboration with Foreign Exchange in the Investment Bank enable the division to serve the core needs of corporate clients. As a leading bank serving multinational and German corporates domestically and abroad, the Corporate Bank helps clients in optimizing their working capital and liquidity, securing global supply chains and distribution channels and managing their risks (source: EUROMONEY). Furthermore, Corporate Bank acts as a specialized provider of services to financial institutions, offering Correspondent Banking, Trust and Agency Services as well as Securities Services. Finally, the division provides Business Banking services to small corporate and entrepreneur clients in Germany through a standardized product suite.
Corporate Bank has defined a number of specific initiatives to capitalize on its core competencies across these different areas to grow revenues to achieve its targets. In particular, the division’s investments in new initiatives and experience in managing complex situations for clients, such as uncertainties associated with increasing geopolitical tensions, lower economic growth in the major operating countries from ongoing supply chain disruptions, higher energy and commodity prices as well as uncertainty around central bank policies, allow Corporate Bank to prove its advisory and solution capabilities.
In 2023, Corporate Bank continued to make progress on the business segment’s strategic objectives, benefiting from rising interest rates and a strong pricing discipline. In July 2023, Deutsche Bank was selected as the new issuing partner for the Lufthansa Miles & More Credit Card, Europe’s leading loyalty program, from mid-2025. In addition, the segment intends to further expand its digital offerings, for example Corporate Bank applied to the German Federal Financial Supervisory Authority (BaFin) in the second quarter of 2023 to obtain a license for the custody of digital assets.
Looking ahead, Corporate Bank is expected to continue to act as an integral part of the Global Hausbank strategy and contribute to Deutsche Bank’s 2025 objectives. The segment sees growth opportunities across all core client groups Corporate, Institutional, Business Banking, both from existing Corporate Bank strengths and from new products. The segment's global network across 140 countries combined with profound local knowledge, a comprehensive product suite and tailored client offering, should continue to offer competitive advantages versus the division’s peers. Corporate Bank continues working towards its strategic ambitions, leveraging its strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions for corporate treasurers. The segment wants to remain the trusted partner for the German economy and build on its standing as the leading Corporate Bank in its home market. The segment is also committed to connect financial institutions worldwide, a business where it is one of the market leaders (source: SWIFT Euro peer benchmarking).
Corporate Bank’s initiatives will target revenue growth with corporate clients across cash management and payments, including growing its fee-based business with institutional clients and expanding lending.
As the segment seeks to grow its business with clients globally, Corporate Bank commits to apply sound risk management principles to maintain its high-quality loan portfolio and strict lending standards. Equally, the segment sees further potential to reduce its cost base from technology and front-to-back process optimization as well as automation and location strategy.
Moreover, as a transition partner, Corporate Bank helps its clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector aligned ESG industry expertise. Also, Corporate Bank aims to enable the accelerated renewables and infrastructure build-out through asset and project finance capabilities including new technologies like storage solutions, hydrogen and carbon management.
46
Deutsche Bank
Annual Report 2023 on Form 20-F

Investment Bank
The Investment Bank is a key pillar of Deutsche Bank’s business. Across FIC and Origination and Advisory, corporate and institutional clients access a comprehensive range of services, encompassing, financing, market making/liquidity provision, risk management solutions, advisory, and debt and equity issuance. The segment regionally encompasses EMEA, Americas and APAC across both Investment Bank businesses and client footprint.
In 2023, underlying markets were less conducive to client flows versus a very strong 2022 and the resulting uncertainty continued to depress levels of capital market and advisory activity. Despite this, the Investment Bank continued to execute against its strategic priorities, delivering an enhanced service offering to its clients and building on the progress made since the formation of the business in 2019.
The development of the Investment Bank’s FIC business has been pronounced, with the long-term growth in revenue and market share reflecting the successful delivery against strategic objectives across multiple areas of the business. This success has been driven by a wide range of factors. A strong and stable management team is in place, with the segment demonstrating its ability to attract leading talent via a number of specific and targeted senior hires into sub-business leadership positions through 2023. A defined technology strategy is delivering simplified and sustainable capability, with over 175 applications decommissioned in the past two years, and investment into areas across the business is enabling product enhancements and the development of new capability for the division’s clients. This has been demonstrated by workflow solutions, which provide clients access to Deutsche Bank’s product suite in a simplified and operationally efficient manner. The continued focus on the division’s clients has been enhanced via the creation of dedicated relationship management and client enablement functions within the Institutional Coverage Group. This ensures deeper strategic relationships with clients, whilst providing them with the most efficient ways of working with Deutsche Bank. This is further enhanced by the significant increase in client engagement following the recent rating upgrades. The continued success has also been recognized externally. As an example, Euromoney recognized Deutsche Bank as the leading global FX provider for a second year in a row.
In an environment where fee pools continued to be restricted, the focus of Origination & Advisory has been building the platform to ensure the business is positioned to benefit when activity is expected to return in 2024. A significant number of targeted senior hires have been made, with a focus upon sectors and regions where Deutsche Bank is able to compete but is currently underweight. Alongside this organic growth, the acquisition of Numis will further enhance Origination & Advisory’s depth of offering in the UK, the largest EMEA fee pool, whilst also enabling the cross-sell of other segmental products into the client base. To ensure that strong relationships are maintained with clients, the business has established a Client Strategy and Analytics team which will drive the depth of relationships with its client base and ensure close monitoring of performance at the most granular level.
In 2024, the strategy of the Investment Bank is focused on working towards its vision of being the leading non-U.S. global investment bank and delivering upon the segment’s growth and return targets. This is aimed to be achieved via targeted growth investments and the continued development of its client strategy, combined with a focus on technology, data enabled capability, capital efficiency and control.
The investments made into the Origination & Advisory franchise are expected to increase the weighting of strategic advisory revenues as a percentage of total revenues over time. Within FIC, investment into existing businesses in areas where the division has a competitive advantage will continue. This will be complemented by the expansion into a small number of adjacent businesses where the existing platform and client base can be leveraged to enable growth at low marginal costs. The result of each of these will be a further diversification of revenue streams, whilst also ensuring an enhanced and relevant product offering for the client base.
Finally, ESG remains a priority across the Investment Bank as the segment continues supporting its clients globally. Deutsche Bank held its second Sustainability Deep Dive in March 2023, providing insight into the different approaches that the bank has developed with clients across the globe. From a transaction perspective there were a number of key events in 2023 including completing a bespoke deal-contingent interest rate hedge and a tailored financing for Hai Long, Taiwan’s largest offshore wind project to date, and acting as global coordinator and joint active bookrunner on Air France-KLM’s € 1 billion inaugural sustainability-linked long 3-year and long 5-year bond offering.
47
Deutsche Bank
Annual Report 2023 on Form 20-F

Private Bank
Private Bank is structured along two core businesses: Private Bank Germany and International Private Bank. Private Bank serves personal and private clients, wealthy individuals, entrepreneurs and families. Within the segment, the international businesses also focus on commercial clients. With over 20 million clients and a broad range of financial services in 19 countries, Private Bank significantly contributes to Deutsche Bank’s global businesses. The segment continued to drive a disciplined approach towards achieving its strategic and financial objectives. The achievements throughout 2023 enabled Private Bank to further close the gap towards its 2025 targets. Private Bank’s progress in evolving its businesses was also in line with the Group’s ambition across growth, operational and capital efficiency.
Private Bank Germany is positioned as the market leading private bank in Germany and serves 19 million customers with its two major brands Deutsche Bank and Postbank. While Deutsche Bank continues to offer private customers high-quality advisory services with outstanding individual product solutions, the customers of the Postbank brand benefit from non-complex and standardized product offerings alongside postal and parcel services in cooperation with Deutsche Post DHL. Across its omni-channel offerings, Private Bank customers not only have access to a nationwide branch network but also to diverse banking solutions via direct sales, mobile sales and distribution partners.
In 2023, Private Bank Germany increased its revenues materially versus the prior year, supported by robust growth in deposits and successful campaigns for fixed rate products. While mortgage lending business remained at a stable level, Private Bank Germany’s assets under management in the investment business increased compared to the prior year, driven by high inflows as a result of the positive market development. Furthermore, Private Bank Germany continued to work on its strategic transformation. This included the continued transformation of the sub-division’s go-to-market model including the reduction of Postbank branches to approximately 550 at year end 2023 and the implementation of new branch concepts. In the upcoming years, Private Bank Germany plans to further adjust its go-to-market model and strengthen its digital proposition. Additionally, Private Bank Germany completed one of the largest customer migrations in the European banking market in 2023. Twelve million customers with 19 million contracts were migrated to a unified platform for all customers in Germany paving the way for decommissioning all former Postbank Group legacy applications and enabling the bank to further drive its digital transformation. The migration resulted in a higher number of client requests leading to a backlog of unresolved requests. Private Bank Germany is prioritizing a remediation plan to improve capacities, address client concerns and to return to the target operational service levels.
International Private Bank has a well-diversified revenue mix across regions with client segments focused on Wealth Management, Bank for Entrepreneurs and Premium Banking. The business targets ultra-high net worth family entrepreneurs globally and affluent clients across Europe focused on a digitally led model, with a larger ambition to be the global house of choice for entrepreneurs.
International Private Bank maintained its strong momentum in attracting client inflows with positive net inflows in assets under management in each quarter for four consecutive years despite difficult market conditions in 2023. International Private Bank’s flagship strategic asset allocation and innovative private market/ultra-high net worth focused solutions have significantly contributed towards the International Private Bank’s net new assets growth. Furthermore, the business continued its progress on several targeted initiatives to fulfil its strategic agenda, e.g., strengthening wealth management coverage and product teams in key markets supported by entrepreneur-focused strategic hires. The business has also applied strict cost discipline, thereby successfully managing costs in an inflationary environment. The benefits of both OneBank and Bank for Entrepreneurs approaches were reflected in the business successfully addressing the complex needs of wealthy entrepreneur clients. Furthermore, in Premium Banking, the business continued its strategic transformation journey toward digital-first remote advisory and client engagement services, while optimizing and innovating the branch footprint.
In ESG, Private Bank announced its strategy for the upcoming years at Deutsche Bank’s Sustainability Deep Dive in March 2023, further substantiating its overall ESG value proposition through product portfolio enhancements, strategic thematic collaborations and focused inhouse ESG enablement efforts. This was aimed at supporting clients in their overall sustainable transition journeys.
In July 2023, Private Bank announced a new organizational set-up to further enhance the segment’s capabilities and to achieve its 2025 targets. Commencing from the first quarter of 2024, the Private Bank will follow a customer-focused approach with two client sub-segments: ‘Wealth Management & Private Banking’ and ‘Personal Banking’. Wealth Management & Private Banking will combine Private Banking, high-net-worth and ultra-high-net-worth clients globally. ‘Personal Banking’ includes all retail and affluent customers as well as commercial banking clients across specific international regions. These commercial banking clients consist of small business clients and small-sized corporate clients that are not covered by the Wealth Management & Private Banking sub-segment.
48
Deutsche Bank
Annual Report 2023 on Form 20-F

Asset Management
Asset Management principally consists of DWS Group GmbH & Co., a global asset manager with diverse investment capabilities that spans traditional active and passive strategies, as well as alternative bespoke solutions.
DWS operates in an ever-changing market environment and faces a variety of economical, fiscal, political and environmental challenges. DWS strategy consists of the four strategic clusters; Growth, Value, Build and Reduce, and are aligned to its capabilities and the growth prospects of the market. The aim is to maintain market leadership in Germany, building on expertise and customer relationships, in addition to expanding existing partnerships and developing new distribution channels, to gain additional market share. DWS sees additional market potential especially in Alternatives investments and Passive funds, represented by the Xtrackers brand. The overall strategy also takes account of sustainability and in 2023, DWS updated its sustainability strategy to clearly define its priorities.
The Growth strategy is built on the strength in Passive and Alternatives businesses. The Passive business, with the Xtrackers brand, in the division’s view offers sustained and profitable growth potential, which provides sufficient scalability. Building on the franchise and European business, DWS has decided to invest in a US growth plan including sustainability, thematic and Active ETFs. Further, DWS sees a strong demand for mandates in Asia Pacific, and therefore plans to expand its customized mandates business. In addition to regional growth potential, DWS continues to see opportunities for bespoke Passive solutions to outperform broad index replication.
In Alternatives, investor interest in real estate slowed down in 2023, while demand in the infrastructure sector remained strong. However, DWS expects an increase in demand within Alternatives, and aims to facilitate closing the gap between capital demand and supply with private capital investment solutions in Europe. DWS continues to focus on its real estate and infrastructure investment platforms and positioning the division for growth in the private debt space.
The Value strategy aims to maintain leadership in mature markets for Active investment strategies, specifically Equity, Fixed Income and Multi Asset. In Equity, DWS intends to further grow the platform for Thematic Equities and make progress on offerings towards sustainability. Given the changing market environment and higher interest rates, DWS will further focus on Fixed Income and institutional investors. In Multi-Asset, the aim is to further strengthen solutions capabilities and enhance the modular investment platform to achieve more scale.
The Build strategy’s emphasis on digitization trends aims to focus on asset management as-a-service and digital assets. DWS plans to build a respective modular offering which is scalable and integrated via application programming interfaces into offerings of new and existing distribution partners. DWS expects increasing tokenization of the economy, with resulting changes in market structure, and aims to utilize new blockchain infrastructure, develop new products and reach digital native clients. In December 2023, DWS agreed to establish a joint venture with Galaxy Digital and Flow Traders, to bring together traditional asset management expertise with digital asset know-how, with the aim of issuing a fully collateralized euro-denominated stablecoin in a regulated environment.
The Reduce strategy intends to reallocate financial resources to fund investments in the Build and Growth areas. DWS will continuously analyze measures to increase efficiency, including divesting from sub-scale businesses and reduction of management layers, thereby ensuring these measures do not have a negative impact on the ongoing business. In 2023, DWS completed the sale of its Private Equity solutions business unit. Additionally, DWS reduced management levels within the business as part of a broader efficiency program.
In 2023, DWS updated its sustainability strategy and refined its sustainability priorities. The ambition is to enable clients to navigate the sustainable transformation of the real economy by providing them with investment expertise and solutions. The topic of climate change remains the core theme of the updated sustainability strategy, built around three priorities: focus on climate related investing, strengthen engagement with investees and other relevant stakeholders, and advance DWS’ own corporate transformation to achieve commitment to net zero.
49
Deutsche Bank
Annual Report 2023 on Form 20-F

The competitive environment

Geopolitics continued to impact the economic environment, in part because of the ongoing war in Ukraine as well as the Israel-Hamas war. In addition, central banks tightened monetary policy by raising key interest rates to curb inflation. As a result, growth slowed in some developed countries. Among emerging markets China’s growth rate normalized, because of the end of zero-COVID policies.
Global GDP growth weakened to 3.1% in 2023. The economic slowdown in many developed countries had a negative impact, while stronger Chinese growth resulted in slightly higher growth in emerging markets. Even though inflation had already peaked in the previous year, energy prices in particular remained at a high level for longer, which led to a loss of purchasing power and dampened industrial production in the affected regions. Wage increases may have also dampened the easing of inflationary pressure due to the ongoing passing on of associated cost increases. Global inflation averaged at 6.9% in 2023.
After an energy supply-driven recession was avoided in the eurozone at the start of the year, momentum remained stagnant. Inflation eased in 2023, but at an annual average of 5.4% remained well above the central bank’s target of 2%. The ECB therefore raised interest rates several times and maintained the level reached until the end of the year. Loss of purchasing power among private households, tighter monetary policy and a slowdown in global trade slowed GDP growth to 0.5% in 2023.
In 2023, the German economy was noticeably impacted by the loss of purchasing power of private households. The strong wage growth was not yet able to compensate for this. The still elevated energy prices were a burden for the economy, the slowdown in global trade dampened exports and the tight monetary policy provided a considerable headwind for the construction industry. The inflation rate only slowed to 5.9% measured in national terms, and GDP declined by 0.3%.
Despite a sharp rise in key interest rates, the U.S. economy proved robust in 2023. Although inflation eased from its high level in the previous year, it still remained above the U.S. Federal Reserve’s (Fed) target meaning that it maintained the key interest rate level reached in the middle of 2023. The strong momentum in the labor market, which lasted until the summer of 2023, slowed towards the end of the year. Overall, U.S. GDP grew by 2.5% and inflation was at 4.1%.
The Japanese economy continued its recovery during 2023. Domestic demand was supported by depletion of household savings and inbound tourism. There was also strong wage growth, which compensated for much of the loss of purchasing power due to inflation. The Bank of Japan (“BoJ”) maintained its accommodative stance. Japanese GDP grew by 2.0% in 2023 while inflation rose to 3.3%.
The Asian economic region continued to recover in 2023, albeit at a different pace across regions. China was the most important growth driver. Slowing momentum in key overseas trading partners was a headwind for exports. Demand from private households benefited from the very significant decline in inflation rates. Asian GDP expanded by 5.1% in 2023 and inflation slowed to 2.3%.
After China's economy had a buoyant start to the year, the recovery lost momentum towards the middle of the year. Among other things, the risks in the real estate market have come into sharper focus. Thanks to fiscal and monetary policy support, the economy regained momentum in the second half of the year. China’s GDP growth accelerated to 5.2% in 2023 and inflation fell to 0.2%.
2024 Outlook
Weak growth in various developed countries is expected to bottom out in the first half of 2024. Further declining inflation rates in combination with wage increases should give private consumption more momentum again from spring. If inflation continues its downward trend, central banks should be able to start lowering key interest rates. Annual average global inflation is expected to reach 5.1% in 2024 and GDP growth is likely to slow somewhat to 2.9%.
In the developed economies, growth is likely to slow to 1.2% in 2024 mainly due to weaker development of eurozone economies. A noticeable slowdown in inflation to 2.5% should support households' real incomes and thus limit the economic downturn. Weaker inflation is expected to enable central banks to start lowering key interest rates in the first half of the year.
50
Deutsche Bank
Annual Report 2023 on Form 20-F

GDP growth in the emerging markets is expected to be somewhat weaker at 4.0% in 2024, with developments in the individual regions likely to vary considerably. Weak growth in developed countries will be a headwind for foreign trade. However, most countries should see a significant easing of inflation. The annual average inflation is expected to be 6.8%.
The Eurozone economy is likely to stagnate until the middle of 2024. After that, private consumption should provide stronger support for the economy if inflation continues to drop significantly. GDP growth is expected to slow to 0.2%. Inflation could drop below the target rate of 2% in the second half of the year but is likely to be at 2.2% on average in 2024. The ECB is expected to start lowering key interest rates in the first half of 2024.
German GDP is expected to shrink again in 2024 by 0.2%. Fiscal policy is likely to become tighter as a result of a ruling by the Federal Constitutional Court. If rising wages and easing inflation, which is expected to average 2.6% support private consumption, the economy should regain momentum in the summer. The somewhat weaker global economy is likely to limit the recovery. The still tight monetary policy will provide an additional headwind.
The U.S. economy is likely to continue to grow robustly, despite the lagged impact of previous policy rate hikes and lower wage growth. GDP is expected to expand by 2.4% and inflation to ease to 2.4%. If inflation continues to weaken, the Fed is expected to start cutting interest rates from the middle of the year.
The Japanese economic growth is expected to slow to 0.4% in 2024 from 2.0% the year before. The slowdown of overseas trading partners is providing a headwind and fiscal policy is expected to gradually become less accommodative. Wage growth is likely to be strong again in 2024 and support private consumption. Inflation is likely to ease to 2.9% in 2024. The Bank of Japan is expected end negative interest rate policy in 2024.
For the Asian economies, China's development remains of crucial importance. The slowdown in growth overseas is a headwind for the region. GDP growth of 4.8% is forecast for Asia in 2024. The easing of inflation is likely to come to an end in 2024, with the annual average expected at 2.0%. If the Fed starts to cut interest rates, the Asian central banks could also start to ease monetary policy.
In China, further fiscal and monetary policy measures may be necessary in 2024 in order to achieve the government's growth target. GDP growth is likely to slow to 4.7%. The expected weak growth in Europe could be a headwind for China's export economy. The weak property market is dampening demand from private households. Inflation is expected to accelerate to 0.6%.
There are a number of risks to the bank’s global economic outlook. Geopolitical risks remain elevated in Ukraine and in the Middle East. The U.S. versus China strategic competition could possibly continue to intensify. The potential intensification of interdependencies between crisis hotspots could exacerbate the impact on the markets.
In 2024, important elections will take place in many regions of the world, including the U.S. and the EU, and the news surrounding these could well have the potential to move the markets, at least in the short term.
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
In 2023, the European banking industry continued to benefit substantially from the surge in interest rates. Net interest income jumped again, driving a double-digit increase in total revenues. On the other hand, banks maintained relatively tight cost discipline. Asset quality remained sound and loan loss provisions even fell slightly, from low levels. Post-tax profits climbed to an all-time high, in nominal terms, finally surpassing the pre-financial crisis peak. Following the boom, loan growth with the private sector in the euro area has broadly come to a halt. However, volumes are not contracting significantly. Banks’ tightening of credit standards has essentially ended but demand for credit weakened further due to much higher interest rates. Corporate finance activity was even lower than in the previous year and near the pre-pandemic average, while trading momentum slowed globally on the equity side yet stayed resilient in fixed income.
51
Deutsche Bank
Annual Report 2023 on Form 20-F

The global banking industry will probably face additional headwinds in 2024 than in the past year when the operating environment had been quite benign. Interest rates are likely to have peaked in major economies and could start to fall from spring onwards. This may exert pressure on net interest margins in the medium term, despite a potential short-term benefit from lower funding cost. Asset quality might deteriorate somewhat from current levels as significantly higher interest rates than in the past decade continue to creep into the private sector and stretched borrowers face increasing refinancing risks, especially in the commercial real estate markets. At the same time, a sluggish real economy in most advanced countries may result in credit demand of companies and households weakening further until it stabilizes in the course of the year; with loan volumes possibly contracting moderately. Capital market momentum could see a cyclical improvement following two years of suppressed activity. European banks may continue to benefit from the substantially higher level of interest rates, although the associated side effects will gain in weight. As a result of considerable uncertainty about the speed and extent of the disinflation process, timing and size of the ECB’s initial rate cuts is also subject to changing expectations. Likewise, fiscal and economic policy uncertainty may increase due to the incoming new European Commission and European Parliament, on top of developments in individual EU member states and looming further geopolitical fragmentation. However, the banking industry should continue to operate from a position of strength, with revenues still strong despite slower growth and bottom-line profitability likely to remain close to current record high levels. Capital ratios might edge up slightly, while the specific impact of the implementation of Final Basel III reforms in the EU should become clear. Although additional improvements in profitability and capital may become harder to achieve. In the U.S., the economy may continue to expand robustly in 2024, which may support loan growth. While the Fed is likely to proceed more slowly in cutting interest rates than the ECB, lower rates could nevertheless help ease the burden of unrealized securities losses on banks’ balance sheets. Similar to Europe, policy uncertainty could increase ahead of the elections in November. But greater clarity is emerging regarding the Final Basel III reforms implementation and specifically the tighter requirements regional banks will face as a consequence of the turmoil in March 2023. This could slow their growth and make building up capital as well as strengthening liquidity a priority. Nevertheless, system-wide profitability should stay elevated. Banks in China and Japan may continue to experience headwinds from lackluster economic growth and low or zero, respectively, interest rates, even though a first rate hike in Japan is expected in spring. Chinese banks in particular are likely to be affected by the ongoing crisis in the domestic real estate market. Nevertheless, exact repercussions are difficult to predict given the strong role the authorities might potentially play in resolving any issues.
In Deutsche Bank’s home market, Germany, the retail banking market remains fragmented, and the competitive environment is influenced by the three-pillar system of private banks, public banks and cooperative banks. Competitive intensity overall has increased in recent years following some consolidation activity, particularly among public regional banks (Landesbanken) and private banks, and increased activity levels from foreign players.
Looking at the wider banking ecosystem, the evolution of financial technology firms remains as much an opportunity as a challenge for banks. While the bank sees the risk of banking disruption primarily through big technology companies and in select product areas, particularly the unregulated segments, some banks have also taken the opportunity to selectively partner with financial technology firms and leverage their solutions to become more efficient and/or develop differentiated delivery channels for end clients.
Regulatory environment
Various new legislative and regulatory proposals were issued in recent months, covering topics such as regulatory capital, liquidity, resolution planning and digital assets and the banking turmoil of spring 2023 in the U.S.
Capital, liquidity and leverage requirements – During 2023, the EU co-legislators continued and concluded their negotiation on the comprehensive package of reforms with respect to European Union banking rules which implement the Final Basel III set of global reforms, changing how banks calculate their Risk Weighted Assets. The package amends the EU Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive (“CRD”). The EU co-legislators (Council of the EU and European Parliament) reached a political agreement in June, and a near-final version of the text was published in December 2023, with the final text expected to be adopted by mid-2024.
52
Deutsche Bank
Annual Report 2023 on Form 20-F

CRR III and CRD VI include, among other things, a gradually introduced output floor establishing minimum risk-weighted assets that will ultimately be set at 72.5 % of the risk-weighted assets calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the FRTB, adjustments to the Pillar 2 requirements (“P2R”) and the SyRB and a “fit-and-proper” set of rules for the senior staff managing banks. Other proposed measures are aimed at addressing sustainability risks by requiring banks to identify, disclose and manage environmental, social and governance risks as part of their risk management framework and include regular climate stress testing by the banks’ supervisors. The implementation of the changes to CRR and CRD has the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements and by leading to increased costs.
Separately, the European Banking Authority (“EBA”) assessed possible adjustments to the EU prudential framework for environmental, social and governance issues, and issued a report with relevant recommendations, mostly related to supervisory action and stress testing.
In parallel, the UK Prudential Regulation Authority (“PRA”) concluded the consultation of its proposal to implement the Final Basel III reforms, and in December 2023 it issued the first part of the near-final rules, covering market risk, credit valuation adjustment risk, counterparty credit risk and operational risk, with the remaining elements of credit risk, the output floor, and reporting and disclosure requirements expected in the second quarter of 2024.
On July 27, 2023, the U.S. Agencies also issued a Notice of Proposed Rulemaking (“NPR”) for the implementation of the Final Basel III reforms in the U.S., inviting comments by January 16, 2024. The NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category I-IV banking organizations, including DB USA Corporation, and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach that also incorporates a new approach for market risk and a new, more risk sensitive, approach referred to as the “Expanded Risk-Based Approach.” Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the proposal, DB USA Corporation and its depository institution subsidiaries would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. The proposal, if enacted, would have an effective date of July 1, 2025, with certain elements having a three-year phase-in period.
The Basel Committee on Banking Supervision announced that it will consult on potential measures aimed at reducing “window-dressing” behavior by some banks in the context of the scoring for the qualification of banks as Global-Systemically Important (G-SIB). This could change the data or the frequency supervisors consider for assessing the bank’s risk profile.
Central Clearing Counterparties (“CCPs”) – Negotiations on the European Commission’s proposal for a legislative package with respect to clearing services (the “Clearing Package”) continued among the EU co-legislators and the first trialogue took place on December 13, 2023. The Clearing Package entails a proposal for a review of the European Market Infrastructure Regulation (“EMIR”) accompanied by targeted amendments to other European laws including the CRR and the CRD. A key focus in the Clearing Package is the obligation on clearing participants to open an active account at an EU CCP for clearing certain instruments and the calibration of the minimum level of required clearing activity in such accounts. It is currently unclear whether the negotiations on this Clearing Package will be brought to a close ahead of the EU Parliament elections in June 2024.
The European Securities and Markets Authority (“ESMA”) continued with the processing of the recognition of non-EU CCPs. During 2023 ESMA has – following a formal equivalence decision by the European Commission in 2022 – recognized a CCP in Indonesia and is in the process of withdrawing the recognition of CCPs in the United Arab Emirates and South Africa due to both jurisdictions having been identified as non-EU countries having strategic deficiencies in their national anti-money laundering and counter financing of terrorism regime that poses significant threats to the financial system of the Union under the Anti-Money Laundering (“AML”) Delegated Regulation. The withdrawal of one UAE CCP has for the moment been paused following a successful initial judgement by the European Supervisory Authorities’ Court of Appeal. For Indian CCPs, no Memorandum of Understanding (“MoU”) was signed between Indian and EU authorities and the Indian CCPs remain derecognized. BaFin has published a statement on February 17, 2023, allowing German credit institutions including Deutsche Bank the possibility to remain members of six Indian CCPs for a period of 18 months, up until October 31, 2024.
53
Deutsche Bank
Annual Report 2023 on Form 20-F

Capital Markets Union – Some of the key proposals from the European Commission on Capital Markets were brought to a close in 2023, including the Review of the Markets in Financial Instruments Regulation and Directive (“MiFIR” and “MiFID”, respectively), amendments to the Alternative Investment Fund Managers Directive (“AIFMD”), the European Long-Term Investment Fund (“ELTIF”) Regulation, and a regulation to set up the European Single Access Point (“ESAP”). Key elements of the proposals focus on supporting the market making abilities of European banks, in particular, by granting them access to UK derivatives trading venues, enhancing the framework for a Consolidated Tape for aggregated trade information across all execution venues in the European Union, and developing an ESAP so that investors can access financial and sustainability-related information in one place. The EU co-legislators already agreed on the amendments to these proposals in June 2023 and the final texts are expected to be published in early 2024.
On November 7, 2022, the European Commission published further proposals in connection with the CMU, which are referred to as the Listing Package and the Corporate Insolvency Package. The Listing Package aims to encourage companies to list and remain listed on EU stock exchanges and allow easier access to funding. The Corporate Insolvency Package aims to harmonize specific aspects of insolvency proceedings across the EU to facilitate cross-border investment. Both EU co-legislators have finalized their respective positions in November 2023. Political negotiations are expected to close in February 2024.
Benchmarks – Most LIBOR settings ceased by the end of 2021, and the remaining tenors of USD LIBOR ceased on June 30, 2023. Regulators have since developed “tough legacy” solutions and finalized legislation and authorities’ powers to implement replacement rates in their respective jurisdictions. The European Commission has also published its legislative proposal to reform the scope of the EU Benchmarks Regulation in October 2023, to significantly reduce the number of EU and non-EU benchmarks in scope. The EU co-legislators are now assessing their position on this proposal before political negotiations are expected to take place in the first quarter of 2024.
Digital Transformation – Several jurisdictions progressed initiatives in 2023 to both address risks and capitalize on the benefits associated with the digitalization of financial services and address the growing dependence on so-called critical third parties. Work in this area is expected to continue with a focus on data protection, open data access, e-privacy, cybersecurity, fraud prevention, operational resilience and capital treatment of crypto assets.
In 2023, the European Commission continued its work in the context of its 2020 Digital Finance Strategy which defined regulatory priorities and policy actions through 2024. The strategy included two key legislative proposals to strengthen and harmonize financial sector operational resilience requirements (proposal for a Digital Operational Resilience Act (“DORA”) and a complementing amending directive) and to establish a regulatory framework for crypto assets (proposals for regulations on markets in crypto assets (“MiCA Regulation”) and on a pilot regime for market infrastructures based on distributed ledger technology (“DLT Pilot Regulation”)). DORA and the complementing directive were finalized in 2022. They will apply from January 17, 2025, and introduce a comprehensive framework setting out rules on the digital operational resilience for all regulated financial institutions throughout the European Union. After its publication in June 2022, the DLT Pilot Regime became applicable on March 28, 2023, establishing a temporary framework for regulatory sandboxing that can be used by market participants for experimenting with new technologies in financial market infrastructure. On June 9, 2023, the final MiCA Regulation was published and will become applicable within the next 12-18 months. Throughout 2023, the European Commission, the ESMA and the EBA continued to complete the work on this new digital finance framework by proposing a number of Delegated Acts, Regulatory Technical Standards and Implementing Technical Standards related to both, MiCA and DORA.
Trialogue negotiations on the Data Act which had been proposed in 2022 concluded in summer 2023. This legislation which covers a variety of aspects such as a general framework for third-party access to information generated by connected devices, ad-hoc data requests from public authorities and international transfer of and access to non-personal data. It lays the foundation for so-called sectoral data spaces and data-sharing agreements and introduces rules for switching of cloud service providers. Specific to the financial sector, the European Commission published a proposal for Financial Data Access (“FiDA”) in June 2023. Building on lessons learned from the EU’s Second Payment Services Directive (“PSD2”), FiDA seeks to introduce mandatory data-sharing obligations across a broad range of financial products and accounts, including investments, savings, loans and insurance. The proposed scope is not limited to account and transaction data, but also covers customer onboarding information with the aim of facilitating comparability, competition and switching of providers. Finalization of the regulation is not expected before late 2024 to early 2025. In the U.S., the Consumer Financial Protection Bureau (“CFPB”) published an NPR in October 2023 on data access and data-sharing obligations, under which a consumer would be able to grant third parties’ access to the consumer’s information associated with credit card, checking, prepaid and digital wallet accounts under certain conditions. The comment deadline for the proposal was December 29, 2023. The CFPB has not yet issued a final rule.
54
Deutsche Bank
Annual Report 2023 on Form 20-F

Political negotiations on the European AI Act concluded on December 8, 2023, with further technical work expected to continue through the first quarter of 2024 before the provisions will become applicable 24 months later. Following a self-regulation approach for the longest time, the U.S. White House issued an Executive Order on Artificial Intelligence, mandating sectoral and horizontal authorities to develop standards, reports and regulatory requirements to increase safety, security, and transparency from AI companies regarding their model operations and introduces new standards aimed at protecting consumers, workers, and minority groups from potential harms. With particular relevance for the financial sector, the EO requires the Secretary of the Treasury to submit a public report on best practices for financial institutions to manage AI-specific cybersecurity risks within 150 days of the order’s publication date. On top of that, certain future horizontal requirements, e.g., on testing of AI safety including the red-teaming, or the guidelines on the assessment of privacy-preserving technologies may apply to financial services and the use / development of AI by financial institutions in the U.S. as well.
In the last quarter of 2023, the EU co-legislators agreed on the key elements of a legislative action that aims to make instant payments in euro available to all citizens and businesses by amending the Single Euro Area Payments (SEPA) Regulation and the regulation on cross border payments. This regulation is expected to be enforced in the first quarter of 2024 with a staggered implementation time starting in the last quarter of 2024 aiming to make instant payments the new normal across the EU. Further changes to the EU’s payment services legislative framework have also been proposed, with draft texts for a third EU Payment Services Directive (“PSD3”) and a new Payment Services Regulation (“PSR”) published in June 2023. The proposals in PSD3 and PSR include provisions aimed at enhancing competitiveness within the payments industry (including in respect of open banking), developing payment fraud prevention rules and improving certain consumer information requirements. The EU co-legislators will now consider the proposals throughout 2024.
In addition, the European political and regulatory landscape continues to be driven by a desire to increase “digital sovereignty”. This goal translates into active support for European initiatives in the field of digital identities and cloud services, while at the same time it leads to greater scrutiny of non-European technologies and respective providers, including calls for onshoring of data and services.
Aligned with the majority of central banks globally, the European Central Bank finalized its investigation project for the potential launch of a digital euro as a new form of digital central bank money to the wider public. In October 2023, the project moved into the next two-year phase of further experimentation and analysis, including the establishment of a rulebook for the digital euro. In June 2023, the European Commission proposed the legal framework for the digital euro as a legal tender together with a first legal framework defining the role of euro banknotes and coins as a legal tender. Political negotiations on this legislative proposal are expected to continue throughout the on-going project phase of the ECB. The Bank of England and the Fed have conducted similar analysis since 2021 but have not officially committed any timelines.
Work by UK and U.S. authorities focused on cloud services and the role of third-party service providers that are not regulated financial entities, but whose service provision is critical to the functioning of the financial market (“CTPs”). To that end, the UK Financial Conduct Authority (“FCA”) and the Bank of England (“BoE”) jointly launched a consultation on a future direct oversight framework for CTPs in December 2023. The U.S. Treasury at the same time assessed the current regulatory framework and need for action on cloud regulation in the U.S. The Federal Reserve Board, FDIC and OCC also released final joint guidance in June 2023 on banking organizations’ management of risks associated with third-party relationships.
In terms of crypto assets, stable coins and decentralized finance, the UK, U.S. federal and New York state authorities continue their scrutiny and provide supervisory guidance to consumers and the financial industry. The ability for banks to be able to engage in digital asset activities will vary depending on the stances taken within each jurisdiction and this may limit Deutsche Bank’s ability to engage in these activities. Discussions regarding the required policy frameworks required to address the risks and opportunities of digital assets have increased due to numerous insolvency and fraud cases related to individual crypto assets or platforms.
U.S. authorities have increased scrutiny of crypto-asset activities, particularly following several high-profile insolvency and fraud cases concerning crypto-asset intermediaries in 2022. The FDIC, Federal Reserve Board, OCC and the New York State Department of Financial Services (“DFS”) have each issued guidance requiring banks regulated by them to provide written notice to or obtaining approval from them prior to engaging in any crypto-asset-related activity. The federal banking agencies and the DFS have further signaled through guidance, public statements and other actions that all crypto-asset-related activities will be heavily scrutinized.
55
Deutsche Bank
Annual Report 2023 on Form 20-F

Anti-Money Laundering and Other Financial Crime – The political negotiations on the European Commission’s anti-money laundering (“AML”) and countering the financing of terrorism (“CFT”) legislative package (referred to as the “AML/CFT Package”) from July 2021 continued throughout 2023. The AML/CFT Package contains proposals for a regulation on AML/CFT containing directly applicable rules (“AML Regulation”), a sixth directive on AML/CFT (“AMLD 6”), a regulation establishing the EU AML/CFT Authority (“AMLA”), and a Regulation on information accompanying transfers of funds and certain crypto assets (“FTR Recast”). One key element of the AML/CFT Package is the establishment of an integrated European AML supervisory system closely involving national supervisors and the newly to be established EU AML Authority (“AMLA”) as well as the creation of a unified AML/CFT regulatory framework which includes directly applicable AML/CFT rules and requirements throughout the EU (single EU rulebook). Once the package is implemented, AMLA will directly supervise a small number of cross-border financial sector entities in the highest risk category, including Deutsche Bank, facilitate cooperation among financial intelligence units and coordinate national authorities. The single rulebook expands the list of obliged entities and includes harmonized, more detailed and granular rules, among other things, in the area of customer due diligence, beneficial ownership, and AML/CFT risk management.
Both the Council of the EU and European Parliament have reached their position on AML Regulation and AMLD 6. The institutions are now in discussions with each other. It is expected that the final texts of the acts will not be available before mid-2024.
On June 29, 2022, the European Council adopted its partial position on the proposal for the creation of the new AMLA and the final adopted text of the FTR Recast was published in the EU Official Journal on June 9, 2023, which will extend traceability requirements to crypto asset transfers effective from December 30, 2024.
Climate change, environmental and social issues
2023 saw a number of sustainability related legislations proposed and reach application dates. These include environmental taxonomy delegated acts, development of proposals around ESG ratings regulation internationally and a strong theme around ESG due diligence requirements – both in Germany and across the EU.
Environmental Taxonomy – On November 21, 2023, the European Commission adopted a new EU Taxonomy Environmental Delegated Act, as well as an amended EU Taxonomy Climate Delegated Act. The new Environmental Delegated Act focuses on the four remaining non-climate environmental objectives, namely the sustainable use and protection of water and marine resources; the transition to a circular economy; pollution prevention and control; and the protection and restoration of biodiversity and ecosystems. The amendments to the Climate Delegated Act include criteria for new activities in the manufacturing and transport sectors. The Environmental Delegated Act and the revised Climate Delegated Act provide technical screening criteria for economic activities that make a substantial contribution to one or more of the climate and/or non-climate environmental objectives and that do not cause significant harm to other objectives. Both delegated Acts entered into force on December 11, 2023, and became effective on January 1, 2024.
ESG ratings proposals and reporting requirements – 2023 saw the European Parliament and Member States (Council) adopt their General Approach on an ESG ratings regulation, which was proposed by the European Commission in June 2023. The European Commission proposed that ESMA become the supervisor for ESG rating agencies with authorization and enforcement powers with the goal of preventing conflicts of interest and increasing the integrity of the operations of ESG ratings providers. This proposal looks to establish transparency requirements for rating methodologies but will not regulate the methodologies themselves. Final inter-institutional negotiations are underway to finalize the text, expected in the first half of 2024.
With respect to reporting requirements in the EU, on July 31, 2023, the European Commission adopted the first set of the European Sustainability Reporting Standards (“ESRS”) supporting the Corporate Sustainability Reporting Directive (“CSRD”), extending non-financial reporting requirements for corporates and banks. The Delegated Regulation on the ESRS was prepared by the European Financial Reporting Advisory Group (“EFRAG”). The cross-sector standards cover ESG aspects including climate change, biodiversity and human rights. ESRS 1 (“General Requirements”) sets general principles to be applied when reporting according to ESRS but does not itself set specific disclosure requirements. ESRS 2 (“General Disclosures”) specifies essential information to be disclosed irrespective of which sustainability matter is being considered. Companies previously subject to the Non-Financial Reporting Directive (“NFRD”), are required to report for the first time under ESRS 1 and 2 for the financial year 2024, with a first sustainability statement to be published in 2025.
56
Deutsche Bank
Annual Report 2023 on Form 20-F

With respect to reporting requirements in the U.S., on October 7, 2023, the Governor of California signed the Climate Corporate Data Accountability Act (SB 253), the Greenhouse Gasses: Climate-related Financial Risk Act (“SB 261”)” and the Voluntary Carbon Market Disclosures Act (AB 1305). SB 253 requires any public or private company that is formed in the U.S., that does business in California and has annual revenue of more than U.S.$ 1 billion to report Scope 1 and 2 greenhouse gas emissions beginning in 2026 and Scope 3 greenhouse gas emissions beginning in 2027. SB 261 requires any business (public or private) that is formed in the U.S. and that does business in California and has annual revenues in excess of U U.S.$ 500 million to disclose their climate-related financial risks beginning in 2026, in compliance with the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations. AB 1305, which became effective on January 1, 2024, requires companies that operate within California and make certain claims within California, including regarding carbon neutrality, net zero or reduction of greenhouse gas emissions, and companies purchasing or using carbon offsets in addition to making such claims to disclose information on the determination of accuracy of the claim, interim progress measures, third-party verification and, if applicable, information on the carbon offsets purchased and emissions data. AB 1305 also requires certain factual disclosures from companies that market or sell carbon offsets within California.
During 2023, a number of jurisdictions progressed the adoption of the International Sustainability Standards Board's (ISSB) new International Financial Reporting Standards (IFRS). On June 26, 2023, the ISSB also published finalized sustainability-related disclosure standards, covering general disclosure requirements (“IFRS S1”) and climate-related disclosure requirements (“IFRS S2”). The UK is also looking to endorse ISSB reporting standards with a view to introducing ISSB-aligned UK Sustainability Disclosure Standards by July 2024. On October 9, 2023, the UK Transition Plan Taskforce (“TPT”) published its final disclosure framework on transition plans. The TPT recommendations were designed to help organizations set out a credible and robust climate transition plan as part of annual reporting on business strategy. Transition plans are to take a strategic plan and approach to explain how an organization will meet climate targets, manage climate-related risks, and contribute to the economy-wide climate transition. This was followed up by a consultation on sector-specific guidance, for those preparing and using climate transition plans, which was published on November 13, 2023.
In parallel, in November 2023 the UK FCA published its long-anticipated Sustainability Disclosure Requirements (“SDR”) rules, following a discussion paper and consultation paper in 2022 and 2023 respectively. The new requirements, which will come into force in phases between May 2024 and December 2026, create a framework governing the marketing of sustainable investment funds and products by UK firms through specific product naming, labelling and marketing rules, consumer information rules and an anti-greenwashing rule. The SDR framework currently does not apply to non-UK funds marketed into the UK but will be consulted upon in due course.
Finally, the European Commission consulted on a review of the EU Sustainable Finance Disclosure Regulation (“SFDR”) in 2023 to assess and address any issues since the implementation of the regulation. The consultation is a preliminary information gathering exercise rather than a detailed consultation on specific rules. It seeks to capture views on the usefulness and compatibility of the current rules, and possible changes to the disclosure requirements, but may also result in fundamentally revisiting the structure of the SFDR. The process was supported by a workshop run by the European Commission on October 10, 2023, to discuss key issues with participants including ESMA, the European Parliament and the Platform on Sustainable Finance.
ESG Due-Diligence – In Germany, the Supply Chain Due Diligence Act (Lieferkettensorgfaltspflichtengesetz, ‘SCDDA’) went into effect on January 1, 2023. The SCDDA applies to companies that have their head office, principal place of business or registered office in Germany and generally employ more than 3,000 employees (1,000 employees from 2024). The SCDDA requires companies to comply by implementing risk management policies and due diligence processes to ensure adherence to internationally recognized human rights and environmental requirements, with financial penalties for non-compliance, not only within an organization, but also within the supply chain vis-à-vis customers and direct suppliers within Germany and internationally.
At EU level, the Corporate Sustainability Due Diligence Directive (‘CSDDD’) was provisionally agreed by the Member States and the European Parliament in December 2023. The CSDDD outlines obligations for corporations to identify, mitigate, minimize and prevent adverse impacts on the environment and human rights for their business chain of activities. At the moment it is uncertain whether the CSDDD will pass the official adoption process before the EU elections in June and hence a potential application date is not clear.
In October 2023, the Fed, FDIC and OCC issued principles for climate-related financial risk management, which provide a high-level risk management framework for financial institutions with over U.S.$ 100 billion in total consolidated assets, including the U.S. operations of foreign banking organizations, IHCs, and foreign bank branches. In December 2023, the DFS released guidance relating to the management of material financial and operational risks from climate change with respect to the entities it regulates, including banks and branches of foreign banking organizations.
57
Deutsche Bank
Annual Report 2023 on Form 20-F

Further ESG-related topics – On June 30, 2023, BaFin updated its Minimum Requirements on Risk Management (MaRisk) to include ESG risk for the first time. The new rules became effective on January 1, 2024. From an ESG perspective, the updated MaRisk adds ESG risk considerations as a new component of risk management and formally adopts the EBA Guidelines on Loan Origination and Monitoring. The changes impact on how risk is managed within Deutsche Bank and requires involvement on risk management by the Management Board specifically to assess, monitor and limit Deutsche Bank’s risk regularly - both qualitatively and quantitively.
Finally, on November 30, 2023, a regulation establishing a European green bond standard (“EuGBS”) was published in the EU’s Official Journal, with its application commencing on December 21, 2024. The regulation introduces requirements for bond issuers that wish to use the designation “European green bond” for their environmentally sustainable bonds, with the aim of fostering consistency and comparability across the green bond market and also preventing greenwashing. The EuGBS generally requires all proceeds of a European green bond to be invested in economic activities aligned with the EU Taxonomy for environmentally sustainable activities, with ‘flexibility’ for up to 15% of the proceeds to be allocated for economic activities not yet covered by EU Taxonomy technical screening criteria or for international support including official development assistance.
58
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Highlights
On October 27, 2021, the European Commission published a comprehensive package of reforms with respect to European Union banking rules (the “Banking Package 2021”) to ensure that banks become more resilient to potential future economic shocks while contributing to the European Union’s recovery from the COVID-19 pandemic and its transition to climate neutrality. The proposals aim to amend the Capital Requirements Regulation (“CRR”), the Capital Requirements Directive (“CRD”) and the Bank Recovery and Resolution Directive (“BRRD”). The amendment of the CRR and CRD (commonly referred to as “CRR III” and “CRD VI”) will, in particular, finalize the implementation of the Basel III framework in the European Union and also fully implement the market risk capital changes in the Fundamental Review of the Trading Book (“FRTB”). Another separate proposal entails combined amendments to the CRR and the BRRD with respect to the resolution regime.
In June 2023, the Council of the EU and the European Parliament reached political agreement on CRR III and CRD VI and published the agreed texts in December 2023. Provisions of the CRR III and CRD VI agreed texts include, among other things, a gradually introduced output floor establishing minimum risk-weighted assets that will ultimately be set at 72.5% of the risk weighted assets calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the FRTB, adjustments to the Pillar 2 requirements and the systemic risk buffer (“SyRB”),a “fit-and-proper” set of rules for the senior staff managing banks, minimum requirements for the prudential supervision of third-country branches, and a provision for future dedicated legislation on the prudential treatment of crypto asset exposures and interim own-funds requirements for certain crypto-asset exposures. Other proposed measures are aimed at addressing sustainability risks by requiring banks to identify, disclose and manage environmental, social and governance risks as part of their risk management framework and include regular climate stress testing by the banks’ supervisors. The agreed texts do not entail any adjustments to the capital requirements for green or brown assets. However, the European Commission has stated that it is exploring this idea and has asked the European Banking Authority (“EBA”) to assess possible adjustments. CRR III is expected to be adopted by mid-2024.
Certain proposals laid out in the Banking Package 2021 included clarifications to the total loss absorbing capacity (“TLAC”) / minimum requirement for own funds and eligible liabilities (“MREL”) regimes. In October 2022, a regulation regarding the prudential treatment of global systemically important institutions (“G-SIIs”) with a multiple-point-of-entry resolution strategy and the indirect subscription of instruments eligible for meeting MREL (the so-called “Daisy Chain Regulation”) was published in the EU Official Journal, making targeted changes to CRR and BRRD in respect of MREL and TLAC. The changes included the introduction of a deduction regime requiring intermediate parents to deduct from their own internal MREL capacity the amount of their holdings of internal MREL eligible instruments, including own funds, issued by their subsidiaries belonging to the same resolution group, which became effective on January 1, 2024.
The European Commission intends for CRR III to apply from January 1, 2025, with certain elements of the regulation being phased in over subsequent years. The European Commission also intends for CRD VI to be implemented by the European Union Member States by mid-2025. According to an assessment conducted by the EBA, the full implementation of the Basel III framework in the European Union could lead to an increase in the minimum capital requirements of all European banks of 9% and 16% for G-SIIs.
The implementation of the remaining outstanding proposals under Basel III as contained in the Banking Package 2021 also has the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements and by leading to increased costs.
Deutsche Bank AG is authorized and regulated by the European Central Bank (“ECB”) and the German Federal Financial Supervisory Authority (“Bundesanstalt für Finanzdienstleistungsaufsicht” or “BaFin”). Following the departure of the United Kingdom (UK) from the European Union as a result of Brexit, and European Union law ceasing to be applicable in the UK as from end of 2020, Deutsche Bank AG received a new UK authorization (Part 4A) from the Prudential Regulatory Authority (PRA), on December 19, 2022. With respect to its regulated activities in the UK, and the continued operation of its London Branch, Deutsche Bank AG is authorized by the PRA and subject to regulation by the Financial Conduct Authority (FCA) and limited regulation by the PRA.
59
Deutsche Bank
Annual Report 2023 on Form 20-F

Pursuant to that authorization Deutsche Bank AG continues to provide banking and other financial services in the UK both from its London Branch and also on a cross-border basis. Divergence between UK and European Union law will potentially, and increasingly, pose challenges for both Deutsche Bank AG and the financial services industry generally.
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
Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR includes requirements relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision, leverage, liquidity and public disclosure, including Basel III standards.
Certain other requirements that apply to Deutsche Bank, including those with respect to capital buffers, organizational and risk management requirements, are set forth in the German Banking Act and other German laws, partly implementing European Union directives such as the CRD.
Deutsche Bank AG, headquartered in Frankfurt am Main, Germany, is the parent institution of Deutsche Bank Group. Under the CRR, Deutsche Bank AG, as credit institution and parent company, is responsible for regulatory consolidation of all subsidiary credit institutions, financial institutions, asset management companies and ancillary service undertakings. Generally, the bank regulatory requirements under the CRR and the German Banking Act apply both on a stand-alone and a consolidated basis. However, banks forming part of a consolidated group may receive a waiver with respect to the application of specific regulatory requirements on an unconsolidated basis if certain conditions are met. As of December 31, 2023, Deutsche Bank AG benefited from such a waiver, according to which Deutsche Bank AG needs to apply the requirements relating to own funds, large exposures, exposures to transferred credit risks, leverage and disclosure by institutions, as well as certain risk management requirements, only on a consolidated basis.
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
60
Deutsche Bank
Annual Report 2023 on Form 20-F

Capital Buffers
The German Banking Act also requires banks to build up a mandatory capital conservation buffer (Common Equity Tier 1 capital amounting to 2.5% of total risk exposure), and authorizes the BaFin to set a domestic countercyclical capital buffer (“CCyB”) for Germany (Common Equity Tier 1 capital of generally 0% to 2.5% of total risk exposure, or more in particular circumstances) during periods of high credit growth. The CCyB for Germany is currently set at 0.75%. In order to comply with the CCyB requirement, banks must calculate their institution-specific CCyB as the weighted average of the CCyBs that apply to them in the jurisdictions where their relevant credit exposures are located. Accordingly, the total CCyB requirement, if any, with which Deutsche Bank needs to comply also depends on the corresponding buffer requirements in other jurisdictions. In addition, BaFin may require banks to build up a SyRB (Common Equity Tier 1 capital of a minimum of 0.5% of the total risk exposure amount for all exposures to prevent and mitigate long term non-cyclical systemic or macro-prudential risks not otherwise covered by CRR/CRD). Any SyRB determined by BaFin in excess of 5% would require prior authorization of the European Commission. A SyRB with regard to residential real estate financing is currently set in Germany at 2%. Furthermore, since December 31, 2023, BaFin has imposed an additional SyRB of 4.5% to all risk exposure amounts in Norway. G-SIIs are subject to an additional capital buffer (Common Equity Tier 1 capital of between 1% and 3.5% of risk-weighted assets), which the BaFin determines for German banks based on a scoring system measuring the bank’s global systemic importance. Deutsche Bank’s current G-SII capital risk buffer is 1.5%. BaFin can also determine a capital buffer of Common Equity Tier 1 capital of up to 3% of risk-weighted assets for other systemically important banks (so-called O-SIIs) in Germany, based on criteria measuring, among others, the bank’s importance for the economy in Germany and the European Economic Area (EEA). Deutsche Bank is subject to treatment both as a G-SII, as well as an O-SII (on a consolidated basis). Any risk buffer for O-SIIs that exceeds the threshold of 3% requires prior authorization by the European Commission. Deutsche Bank’s current O-SII capital buffer is 2%. The buffers for G-SIIs and the buffer for O-SIIs are not cumulative; only the higher of these buffers applies. However, such higher buffer and the SyRB are cumulative. If the total buffer is higher than 5%, BaFin needs to seek approval by the European Commission. If a bank fails to build up the required capital buffers, it will be subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. Also, within the single supervisory mechanism (“SSM”), the ECB may require banks to maintain higher capital buffers than those required by the BaFin.
Leverage Ratio
The CRR also provides for a Tier 1 capital-based binding minimum leverage ratio requirement of 3%. The minimum leverage ratio requirement is calculated on a non-risk basis and complements the other risk-based capital requirements. In addition to the minimum leverage ratio requirement, the CRR provides for a leverage ratio buffer requirement for G-SIIs (such as Deutsche Bank), which must be met with Tier 1 capital and is set at 50% of the G-SII's risk-weighted capital buffer rate. Certain aspects relating to the leverage ratio buffer requirement as contained in the CRD (such as restrictions on the pay out of dividends etc. if the requirements are not met) must be implemented in the laws of the individual Member States.
Pillar 2 Capital Requirements and Guidance
Furthermore, the ECB may impose capital and leverage ratio requirements on individual significant credit institutions which are more stringent than the statutory minimum requirements set forth in the CRR, the German Banking Act or the related regulations. Upon completion of the supervisory review and evaluation process (“SREP”) discussed in greater detail below, the competent supervisory authority makes an SREP decision in relation to each relevant bank, which may include specific capital and liquidity requirements for each affected bank. Any such additional bank-specific capital requirements resulting from the SREP are referred to as Pillar 2 requirements for its solvency ratios in addition to the statutory minimum capital and buffer requirements. Institutions must meet their Pillar 2 requirements with at least 75% of Tier 1 capital and at least 56.25% of Common Equity Tier 1 capital. In its SREP cycle 2023, the ECB has introduced a Pillar 2 requirement for the leverage ratio to address risks of excessive leverage. The Pillar 2 requirement for the leverage ratio became effective on January 1, 2024.
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
For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Risk and Capital Performance” in Deutsche Bank’s Annual Report 2023.
61
Deutsche Bank
Annual Report 2023 on Form 20-F

MREL Requirements
As discussed below under “Recovery and Resolution”, to ensure that European banks have a sufficient amount of liabilities with loss-absorbing capacity, they are required to meet MREL determined for each institution individually on a case-by-case basis. The European Union implemented the Financial Stability Board’s (“FSB”) TLAC standard for global systemically important banks (“G-SIBs”, such as Deutsche Bank) by introducing a Pillar 1 MREL requirement for G-SIIs (the European equivalent term for G-SIBs). This requirement is based on both risk-based and non-risk-based denominators and will be set at the higher of 18% of total risk exposure and 6.75% of the leverage ratio exposure measure. It can be met with Tier 1 or Tier 2 capital or debt that meets specific eligibility criteria. Deduction rules apply for holdings by G-SIIs of TLAC instruments of other G-SIIs. In addition, the competent authorities have the ability to impose on G-SIIs individual MREL requirements that exceed the statutory minimum requirements. See “Highlights” above for further information on clarifications with respect to the TLAC/MREL regime that are included in the Banking Package 2021.
Limitations on Large Exposures
The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the German Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) supplement the CRR in this regard. Under the CRR, Deutsche Bank’s exposure to a customer and any customers affiliated with such customer is deemed to be a “large exposure” when the value of such exposure is equal to or exceeds 10% of its Tier 1 capital. All exposures to a single customer and any customers affiliated with such customer are aggregated for these purposes. In general, no large exposure may exceed 25% of Deutsche Bank’s Tier 1 capital, or, in case the customer is a bank designated as G-SII, 15% of its Tier 1 capital. For exposures in the trading book, the large exposure regime may give greater latitude, subject to an additional own funds requirement.
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
Separation of Proprietary Trading Activities by Universal Banks
The German Separation Act (Gesetz zur Abschirmung von Risiken und zur Planung der Sanierung und Abwicklung von Kreditinstituten und Finanzgruppen) provides that deposit-taking banks and their affiliates are prohibited from engaging in proprietary trading that does not constitute a service for others, high-frequency trading, and credit or guarantee transactions with hedge funds and comparable enterprises that are substantially leveraged, unless such activities are exempt or excluded, or in the case where no such exemption or exclusion is available, is transferred to a separate legal entity, referred to as a financial trading institution (Finanzhandelsinstitut). The separation requirement applies if certain thresholds are exceeded, which is the case for Deutsche Bank. In addition, the German Separation Act authorizes the BaFin to prohibit the deposit-taking bank and its affiliates, on a case-by-case basis, from engaging in market-making and other activities that are comparable to the activities prohibited by law, if these activities may put the solvency of the deposit-taking bank or any of its affiliates at risk. In the event that the BaFin orders such a prohibition, the respective activities must be discontinued or transferred to a separate financial trading institution. The financial trading institution may be established in the form of an investment firm or a bank and may be part of the same group as the deposit-taking bank. However, it must be economically and organizationally independent from the deposit-taking bank and its other affiliates, and it has to comply with enhanced risk management requirements. Deutsche Bank has established a compliance and control framework to ensure that no prohibited activities are conducted. Deutsche Bank has not established a financial trading institution.
62
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank is required to comply with economic sanctions laws and regulations in the jurisdictions in which it operates, including sanctions administered and enforced by the United Nations Security Council, the European Union, the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Kingdom, and other sanctions measures imposed by governments in jurisdictions where the bank acts, as applicable (collectively, “Sanctions”). Deutsche Bank therefore implements a risk-based compliance program reasonably designed to comply with applicable Sanctions. As Sanctions continue to increase in breadth and complexity, this necessitates continued updating of the bank’s policies, procedures, processes, and controls.
Deutsche Bank, its board members and its employees, as the case may be, are subject to fraud, bribery and corruption laws and regulations under the German Criminal Code (Strafgesetzbuch) and in the other countries in which it conducts business. The UK Bribery Act 2010 has extraterritorial impact and requires Deutsche Bank to design and develop appropriate measures to mitigate bribery and corruption risk and to administer controls and safeguards to mitigate such risks.
Data Protection and Cyber Risk
Deutsche Bank has to comply with all applicable data protection laws in the countries in which it operates. In Germany and the other Member States, the regulation on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, also referred to as the General Data Protection Regulation (“GDPR”), became applicable in the European Union on May 25, 2018. It relates to data protection and privacy rights of individuals within the European Union and addresses the export of personal data to other jurisdictions. The GDPR primarily aims at giving individuals control over their personal data and to unifying the regulatory environment for cross-border business. The GDPR contains provisions and requirements pertaining to the processing of personal data of individuals and also applies to businesses inside the European Union that are processing personal data. The regulation furthermore applies to businesses outside of the European Union if goods or services are offered to data subjects in the European Union, or if the behavior of data subjects in the European Union is being monitored. The GDPR imposes compliance obligations and grants broad enforcement powers to supervisory authorities, including the potential to levy significant fines for non-compliance.
Under the German Banking Act and the BaFin’s Minimum Requirements for Risk Management for Banks (Mindestanforderungen an das Risikomanagement) together with the BaFin’s Supervisory Requirements for IT in Financial Institutions (Bankaufsichtliche Anforderungen an die IT), information security needs to be an integral part of a financial institution’s IT strategy and risk management. The BaFin requires that financial institutions establish a comprehensive information and cyber security program, define standards, implement controls and adhere to their resulting security policies and standards in accordance with evolving business requirements, regulatory guidance, and an emerging threat landscape. Information security risk management is part of vendor risk management for any procurement if information technology or outsourcing activity include the use of new technologies like cloud services. Information security risk (also referred to as cyber risk) is a component of operational risk assessed in the context of the SREP under Guidelines on Information and Communication Technology Risk Assessment issued by the EBA, which expects financial institutions to protect the confidentiality, integrity, and availability of customer data and information assets. Such guidelines are complemented by the EBA’s Guidelines on ICT and Security Risk Management. Further, at the European Union level, the recently adopted Digital Operational Resilience Act, which will apply from January 17, 2025, and the complementing amending directive introduce a comprehensive framework setting out rules on the digital operational resilience for all regulated financial institutions throughout the European Union.
63
Deutsche Bank
Annual Report 2023 on Form 20-F

Remuneration Rules
Under the German Banking Act and the German Credit Institution Remuneration Regulation (Institutsvergütungsverordnung), Deutsche Bank AG is subject to certain restrictions on the remuneration it pays to its management board members and employees. These remuneration rules implement requirements of the CRD and impose a cap on bonuses. Pursuant to this cap, the variable remuneration for management board members and employees must not exceed the fixed remuneration. The maximum variable remuneration may be increased to twice the management board member's or employee’s fixed remuneration if expressly approved by the shareholders’ meeting with the required majority. In addition, Deutsche Bank AG is obliged to identify individuals who have a material impact on the bank’s risk profile (“material risk takers”). Such material risk takers are subject to additional rules, such as the requirement that at least 40% or, as the case may be, up to 60% of the variable remuneration granted to them must be on a deferred basis. The minimum deferral period is four years and may increase to five years depending on certain factors. For certain material risk takers the minimum deferral period is set to five years. Also at least 50% of the variable remuneration for material risk takers must be paid in shares of the bank or instruments linked to shares of the bank. Variable compensation of material risk takers has to be subject to an ex-post risk adjustment mechanism and to a claw back provision in case of personal wrongdoing. These deferral and claw back provisions do not apply to a material risk taker whose variable remuneration does not exceed € 50,000 gross and 1/3 of the total annual remuneration. Finally, Deutsche Bank is required to comply with certain disclosure requirements relating to the remuneration it pays to, and its remuneration principles in respect of, its material risk takers and other affected employees.
In addition, as an issuer whose shares are listed on the New York Stock Exchange (NYSE), the bank has adopted compensation recovery policies to recoup previously awarded executive compensation in the event of an accounting restatement. See below under “—Regulation and Supervision in the United States”.
For details of Deutsche Bank’s remuneration system, see “3 - Compensation Report” in Deutsche Bank’s Annual Report 2023.
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
The German Deposit Protection Act (which implements the DGS Directive into German law) requires that each German bank participates in one of the statutory government-controlled deposit protection schemes (Entschädigungseinrichtungen). Since October 2021, the Entschädigungseinrichtung deutscher Banken GmbH (“EdB”), which has been commissioned by the Ministry of Finance to operate the mandatory deposit protection scheme, is the sole German deposit protection scheme for all German banks. The EdB collects and administers the contributions of the member banks, and settles any compensation claims of depositors in accordance with the German Deposit Protection Act.
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
Under the German Investor Compensation Act, in the event that the BaFin ascertains a compensation case, EdB as Deutsche Bank AG’s deposit protection scheme is also required to compensate 90% of the aggregate claims of each covered creditor arising from securities transactions denominated in euro or in a currency of any other Member State up to an amount of the equivalent of € 20,000. Many financial sector participants such as banks, insurance companies, investment funds, governmental bodies or medium-sized and large corporations, however, do not benefit from this coverage.
64
Deutsche Bank
Annual Report 2023 on Form 20-F

Voluntary Deposit Protection System
Liabilities to creditors that are not covered by a statutory compensation scheme may be covered by the Deposit Protection Fund (Einlagensicherungsfonds) set up by the Association of German Banks (Bundesverband deutscher Banken e.V.) of which Deutsche Bank AG is a member. The Deposit Protection Fund protects deposits, i.e., generally credit balances credited to an account or resulting from interim positions which the bank is required to repay, up to certain maximum amounts and subject to certain exclusions, of private individuals, foundations and corporates. Deposits of banks, broker-dealers and other financial sector entities, such as insurance and re-insurance undertakings or investment funds as well as governmental agencies, are excluded.
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
A related area is the Market Abuse Regulation (“MAR”) which establishes a common European Union framework for, inter alia, insider dealing, the public disclosure of inside information, market manipulation, and managers’ transactions. The German Securities Trading Act, which had contained rules on market abuse prior to the entering into force of the MAR, continues to supplement the MAR in this respect, for example by providing for sanctions in case of violations of the MAR. Certain changes to MAR have been proposed by the European Commission in its “Listing Act Package”, published on December 7, 2022, which if enacted would include clarifications in respect of the (delayed) disclosure of insider information, insider list requirements applicable to issuers, and market sounding procedures, among others. The Listing Act Package proposals are currently under review by the European Parliament and the Council.
In addition, the Markets in Financial Instruments Directive (“MiFID”), implemented primarily by the German Securities Trading Act, and the Markets in Financial Instruments Regulation (“MiFIR”) provide for a greater regulation and oversight of financial firms providing investment services or activities in the European Union by covering additional markets and instruments, the extension of pre- and post-trade transparency rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers. The trading venues under supervision include organized trading facilities. In addition, MiFID/MiFIR, also provide for a trading obligation for over-the-counter (“OTC”) derivatives subject to mandatory clearing and which are sufficiently standardized, and investor protection rules that significantly impact the way investment firms distribute products. On November 25, 2021, the European Commission published a proposal for a review of the MiFIR (referred to as the “MiFIR Review”) that entails amendments to the MiFIR and the MiFID. On June 30, 2023, the European Parliament and the Council reached political agreement on the proposals. The proposals in the MiFIR Review, among other things, introduce an EU-wide consolidated tape for each asset class, enhanced transparency requirements for small trades in equities (such as shares) and for non-equities (such as derivatives and bonds), and adjust the scope of the EU share trading obligation and derivatives trading obligation.
The Regulation on Key Information Documents or Packaged Retail and Insurance-based Investment Products (“PRIIPs”) applies since January 1, 2018. It focuses on disclosure and transparency requirements when advising on or selling retail structured products and other complex and packaged investment products and aims at increasing investor protection.
65
Deutsche Bank
Annual Report 2023 on Form 20-F

In May 2023, the European Commission adopted a Retail Investment Package, introducing proposed measures to improve and standardize investment product information, in order to enhance retail investor trust and confidence in the EU capital markets and to take full advantage of the EU’s Capital Market Union.
Beyond the infrastructure-related provisions of MiFID, PRIIPs and MiFIR, market infrastructure has been the focus of other regulatory initiatives of the European Union that are relevant for Deutsche Bank. The Regulation on Transparency of Securities Financing Transaction aims at increasing transparency and reducing risks associated with such transactions. The regulation requires that repos, securities lending transactions and transactions with equivalent effect and margin lending transactions be reported to trade repositories and requires risk disclosures and consent before assets are reused or re-hypothecated. For the OTC derivatives markets, the European Regulation on OTC Derivatives, Central Counterparties (“CCPs”) and Trade Repositories, also referred to as European Market Infrastructure Regulation (“EMIR”), pursues the goals of reducing system, counterparty and operational risk and increase transparency in the OTC derivatives markets. The regulation introduced requirements for standardized OTC derivatives, such as central clearing, margining, portfolio reconciliation or reporting to trade repositories. On December 7, 2022, the European Commission published a legislative package with respect to clearing services (the “Clearing Package”) that entails a proposal for a review of the EMIR that is accompanied by targeted amendments to other European laws like CRR and CRD. The Clearing Package aims to make EU CCPs more competitive, to channel clearing in EUR denominated instruments to EU CCPs and to enhance the existing supervisory framework.
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
Legal Requirements relating to Financial Statements and Audits
As required by the German Commercial Code (Handelsgesetzbuch), Deutsche Bank AG prepares its non-consolidated financial statements in accordance with German GAAP. Deutsche Bank Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Commission, and the bank’s compliance with capital adequacy requirements and large exposure limits is determined solely based upon such consolidated financial statements.
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
Banking Supervision under the Single Supervisory Mechanism
Under the European Union’s system of financial supervision referred to as SSM, the ECB is the primary supervisor of all systemically important or significant credit institutions (such as Deutsche Bank AG) and their banking affiliates in the relevant Member States. The competent national authorities supervise the remaining, less significant banks under the oversight of the ECB. As a result, Deutsche Bank AG is supervised by the ECB, the BaFin and the Bundesbank.
66
Deutsche Bank
Annual Report 2023 on Form 20-F

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
67
Deutsche Bank
Annual Report 2023 on Form 20-F

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
68
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The SRB is charged with administering the Single Resolution Fund, a pool of money which is financed by bank levies raised at national level and intended to reach a target level of 1% of insured deposits of all banks in Member States participating in the SRM by December 31, 2023. Early in 2024, the SRB will perform a verification exercise to determine whether the available financial means in the Single Resolution Fund equal at least 1% of covered deposits held in the banking union. Based on the outcome of that verification exercise, the SRB will decide whether ex ante contributions to the SRF will be calculated and collected in the 2024 contribution period. The SRF will be used for resolving failing banks after other options, such as the bail-in tool, have been exhausted. In line with the German Recovery and Resolution Act, public financial support for a failing bank should only be used as a last resort, after having assessed and exploited, to the maximum extent possible, resolution measures set forth in the SRM Regulation and the German Recovery and Resolution Act, including the bail-in tool.
Regulation in the EEA and Brexit
The European Union pursues common standards of laws and regulations to create consistency across the internal market and reduce compliance and regulatory burdens for businesses operating on a cross-border basis. The EEA Agreement extends this objective to Iceland, Liechtenstein and Norway. Within the EEA, Deutsche Bank AG generally operates in a branch structure (and on a cross border basis from its headquarters in Frankfurt am Main) throughout the Member States under the “European Passport” legislative provisions enacted within the EU. Deutsche Bank AG is authorized and regulated by the ECB and the BaFin. To the extent that any Member State deems the regulated activities of Deutsche Bank AG to be carried out within its supervisory jurisdiction, the national competent authorities of that Member State supervise the conduct of such regulated activities. This includes, for example, rules on treating clients fairly and rules governing a bank’s conduct in the securities market.
69
Deutsche Bank
Annual Report 2023 on Form 20-F

As a result of Brexit, the UK ceased to be a Member State of the European Union and European law ceased to be applicable within the UK as from December 31, 2020. This meant, therefore, for the purposes of Deutsche Bank AG’s continuation of regulated activities in the UK, the European Passport provisions were no longer available and it was obliged to rely upon temporary regulatory permissions while it sought new regulatory (Part 4A) permissions from the UK national competent authority, namely the PRA. Deutsche Bank AG received its (Part 4A) authorization from the PRA on December 19, 2022. With respect to its regulated activities in the UK, and the continued operation of its London Branch, Deutsche Bank AG is currently authorized by the PRA and subject to regulation by the FCA and limited regulation by the PRA.
Deutsche Bank AG continues to provide banking and other financial services in the UK both from its London Branch and also on a cross-border basis. In June 2023, the UK enacted the Financial Services and Markets Act 2023, which provides for the eventual repeal of ‘onshored’ EU financial services laws that have been retained in the UK post-Brexit. Upon repeal, such laws will be replaced by UK rules under a new regulatory framework. The growing divergence between the financial services laws and regulations in the UK and the EEA gives rise to new challenges for both Deutsche Bank AG and the financial services industry generally.
Since Brexit, the subsidiaries of the Deutsche Bank Group have also had to assess whether they conduct regulated activity in the UK (e.g., by providing UK regulated services to UK based clients), and where so, make plans to run off that activity within the UK’s Financial Services Contracts Regime (FSCR) or otherwise ensure such activity can be conducted pursuant to a UK licensing exemption (i.e., the “overseas persons exclusion”). Deutsche Bank subsidiaries conducting contractual run-off operations within the FSCR include BHM (FFT), Norisbank (FFT), DB S.P.A. (Milan), DB SAEU (Madrid), DB Polska (Warsaw) and DB Luxembourg. The regulated activities being conducted by these subsidiaries in a run-off manner are all with respect to retail client activity (largely as a result of clients having moved to the UK since first availing of the services).
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
70
Deutsche Bank
Annual Report 2023 on Form 20-F

Federal Reserve rules set forth how the U.S. operations of certain foreign banking organizations (“FBOs”), such as Deutsche Bank AG, are required to be structured, as well as the enhanced prudential standards that apply to their U.S. operations. Under these rules, a large FBO with U.S.$ 50 billion or more in U.S. non-branch assets, such as Deutsche Bank, is required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (an “IHC”) that holds substantially all of the FBO’s ownership interests in its U.S. subsidiaries. The Federal Reserve Board may permit an FBO subject to the U.S. IHC requirement to establish or designate multiple IHCs upon written request. Deutsche Bank AG submitted such a request and received Federal Reserve Board approval to designate two IHCs: DB USA Corporation and DWS USA Corporation. DWS USA Corporation is a subsidiary of DWS Group GmbH & Co. KGaA, which is approximately 80% owned by Deutsche Bank AG and holds the bank’s Asset Management division and subsidiaries. Each IHC is subject, on a consolidated basis, to the risk-based and leverage capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to large U.S. banking organizations. They are also subject to supplementary leverage ratio requirements, requirements on the maintenance of TLAC and long-term debt and liquidity coverage ratio and net stable funding ratio requirements.
On October 10, 2019, the Federal Reserve Board finalized rules to categorize the U.S. operations of large FBOs based on size, complexity and risk for purposes of tailoring the application of the U.S. enhanced prudential standards (the “Tailoring Rules”). The Tailoring Rules did not significantly change the capital requirements that apply to DB USA Corporation or DWS USA Corporation. However, the Tailoring Rules provide modest relief for Deutsche Bank’s IHCs with respect to applicable liquidity requirements so long as the IHCs’ combined weighted short term wholesale funding remains below U.S.$75 billion.
On July 27, 2023, the U.S. federal banking agencies issued a Notice of Proposed Rulemaking (“NPR”) for the implementation of the Final Basel III reforms in the United States, inviting comments by January 16, 2024. The NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category I-IV banking organizations, including DB USA Corporation, and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the “Expanded Risk-Based Approach.” Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the proposal, DB USA Corporation and its depository institution subsidiaries would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. The proposal, if enacted, would have an effective date of July 1, 2025, with certain elements having a three-year phase-in period.
The Federal Reserve Board has the authority to supervise and examine an IHC, such as DB USA Corporation and DWS USA Corporation, and its subsidiaries, as well as U.S. branches and agencies of FBOs, such as Deutsche Bank’s New York branch. An FBO’s U.S. branches and agencies are not required to be held beneath an IHC; however, the U.S. branches and agencies of an FBO are subject to certain separate liquidity requirements, as well as other enhanced prudential standards applicable to the combined U.S. operations, such as risk management and oversight and, under certain circumstances, asset maintenance requirements. Additionally, the Tailoring Rules also placed requirements on the FBO itself related to the adequacy and reporting of the FBO’s home country capital and stress testing regime.
The Federal Reserve Board has adopted rules relating to single counterparty credit limits that apply to the combined U.S. operations and IHCs of certain large FBOs, including Deutsche Bank. Under these rules, Deutsche Bank’s IHCs are prohibited from having net credit exposure to a single unaffiliated counterparty in excess of 25 percent of the respective IHC’s Tier 1 capital. Deutsche Bank’s combined U.S. operations (including its IHCs and New York branch) would have become separately subject to similar restrictions beginning July 1, 2021, unless Deutsche Bank AG certified compliance with a home country large exposure regime that is consistent with the Basel large exposure framework. Deutsche Bank AG has availed itself of substituted compliance through certification for its combined U.S. operations, as the European Union’s framework became effective on June 28, 2021.
71
Deutsche Bank
Annual Report 2023 on Form 20-F

As a bank holding company with assets of U.S.$ 250 billion or more whose combined U.S. operations meet the criteria for “triennial full filer”, Deutsche Bank AG is required under Title I of the Dodd-Frank Act to prepare and submit to the Federal Reserve Board and the FDIC a resolution plan (the “U.S. Resolution Plan”) on a timeline prescribed by such agencies, alternating between filing a full plan and a targeted plan. The U.S. Resolution Plan must demonstrate that Deutsche Bank AG has the ability to execute a strategy for the orderly resolution of its designated U.S. material entities and operations. For foreign-based companies subject to these resolution planning requirements such as Deutsche Bank AG, the U.S. Resolution Plan relates only to subsidiaries, branches, agencies and businesses that are domiciled in or whose activities are carried out in whole or in material part in the United States. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation would provide liquidity and capital support to its U.S. material entity subsidiaries and ensure their solvent wind-down outside of applicable resolution proceedings. In December 2021, Deutsche Bank filed its first ‘targeted’ 2021 U.S. Resolution Plan, which described the core elements of Deutsche Bank’s U.S. resolution strategy — such as capital, liquidity, and recapitalization strategies — as well as how Deutsche Bank integrated lessons learned from its response to the COVID-19 pandemic into its resolution planning process. On December 16, 2022, the Federal Reserve Board and the FDIC announced the results of their review of Deutsche Bank’s 2021 U.S. Resolution Plan, as well as those of other banks and did not find any shortcomings or deficiencies in Deutsche Bank’s plan. In their feedback letter to Deutsche Bank, the agencies noted areas where further progress would help improve resolvability, which Deutsche Bank must address in its next full resolution plan submission, which is due by March 31, 2025. The deadline reflects an extension by the agencies from the original due date of July 1, 2024, to allow firms additional time to come into compliance with the new guidance proposed on August 29, 2023, by the Federal Reserve and FDIC for the resolution plans of certain foreign filers, including Deutsche Bank AG. The comment deadline for the proposal was November 30, 2023.
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
DB USA Corporation and DWS USA Corporation are each subject, on an annual basis, to the Federal Reserve Board’s supervisory stress testing and capital requirements. DB USA Corporation and DWS USA Corporation are also subject to the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”), which is an annual supervisory exercise that assesses the capital positions and planning practices of large bank holding companies and IHCs. On June 28, 2023, the Federal Reserve Board publicly released the results of its annual supervisory stress test, which showed that DB USA Corporation and DWS USA Corporation would continue to have capital levels above minimum requirements even under the stress test’s severely adverse scenario. DB USA Corporation and DWS USA Corporation submitted their annual capital plans in April 2023 and will make their next capital plan submissions to the Federal Reserve Board in April 2024. As a result of amendments in 2020, the CCAR process combines the CCAR quantitative assessment and the buffer requirements in the Federal Reserve Board’s capital rules to create an integrated capital buffer requirement. The amendments eliminated the quantitative and qualitative ‘pass/fail’ assessments from CCAR and modified the static capital conservation buffer to incorporate an institution-specific stress capital buffer (“SCB”), which is floored at 2.5%. The stress capital buffer equals (i) a bank holding company's projected peak-to-trough decline in Common Equity Tier 1 capital under the annual CCAR supervisory severely adverse stress testing scenario prior to any planned capital actions, plus (ii) one year of planned common stock dividends. The stress capital buffer is reset each year. On July 27, 2023, the Federal Reserve Board announced an SCB for each CCAR firm based on 2023 supervisory stress testing results, which for DB USA Corporation was 9.3% and for DWS USA Corporation was 5.6%. This SCB became effective October 1, 2023, and will remain in effect until September 30, 2024, at which point the size of the SCB for each of Deutsche Bank’s IHCs will be recalibrated based on the results of the 2024 stress tests, which are expected to be released in June 2024.
Large U.S. bank holding companies and certain of their subsidiary depositary institutions are subject to LCR requirements that are generally consistent with the Basel Committee’s revised Basel III liquidity standards. These LCR requirements are applicable to DB USA Corporation, DWS USA Corporation and DBTCA. The Tailoring Rules reduced the LCR requirements applicable to these entities from 100 to 85 percent coverage of net outflows over a projected 30-day period.
On October 20, 2020, the Federal Reserve Board and other U.S. regulators finalized rules implementing the second element of the Basel III liquidity framework, the net stable funding ratio (“NSFR”). Under the Tailoring Rules, DB USA Corporation, DWS USA Corporation and DBTCA are subject a reduced NSFR requirement, reflecting 85 percent of the required stable funding amount, so long as the IHCs’ combined weighted short term wholesale funding remains below $75 billion. Effective July 1, 2021, these firms were required to calculate the NSFR on a daily basis. Beginning in 2023, these firms were required to publicly report NSFR information on a periodic basis.
72
Deutsche Bank
Annual Report 2023 on Form 20-F

The Federal Reserve Board’s TLAC rules require, among other things, the U.S. IHCs of non-U.S. G-SIBs, including DB USA Corporation and DWS USA Corporation, to maintain a minimum TLAC amount, and separately require them to maintain a minimum amount of eligible long-term debt. The required TLAC amount and the ability or inability of the IHC to count long-term debt issued externally towards the requirements varies depending on the G-SIB’s planned resolution strategy. DB USA Corporation and DWS USA Corporation are each considered a “non-resolution covered IHC”, which means that they are intended, under the planned global resolution strategy of their G-SIB parent (Deutsche Bank AG), to continue to operate outside of resolution proceedings while the G-SIB parent is subject to a bail-in under the applicable European resolution regime. The TLAC rules require a “non-resolution covered IHC” to maintain (i) internal minimum TLAC of at least 16% of its risk-weighted assets, 6% of its Basel III leverage ratio denominator and 8% of its average total consolidated assets, and (ii) internal eligible long-term debt of at least 6% of its risk-weighted assets, 2.5% of its Basel III leverage ratio denominator and 3.5% of its average total consolidated assets. Eligible long-term debt instruments for non-resolution covered IHCs are required to meet certain criteria, including issuance to a foreign company that controls directly or indirectly the covered IHC or a foreign affiliate (a non-U.S. entity that is wholly owned, directly or indirectly, by the non-U.S. G-SIB) and the inclusion of a contractual trigger allowing for, in limited circumstances, the immediate conversion or exchange of some or all of the instrument into Common Equity Tier 1 instruments upon an order by the Federal Reserve Board. Internal TLAC requirements may be satisfied with a combination of eligible long-term debt instruments and Tier 1 capital. Each of DB USA Corporation and DWS USA Corporation would also face restrictions on its discretionary bonus payments and capital distributions if it fails to maintain a TLAC buffer consisting of Common Equity Tier 1 capital above the minimum TLAC requirement equal to 2.5% of risk-weighted assets. The TLAC rules also prohibit or limit the ability of DB USA Corporation and DWS USA Corporation to engage in certain types of financial transactions.
In August 2023, the FDIC, Federal Reserve Board, and Office of the Comptroller of the Currency issued a joint NPR on long-term debt (“LTD”) requirements that would make limited amendments to the existing TLAC rules and would extend the LTD and clean-holding company portions of the Federal Reserve Board’s existing TLAC rule for U.S. G-SIBs and U.S. IHCs of foreign G-SIBs to all large banking organizations with U.S.$ 100 billion or more in total assets, with virtually no tailoring and only a few other amendments to the existing TLAC rule.
Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding registration, capital, margin, business conduct standards, recordkeeping and other requirements for swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. The Commodity Futures Trading Commission (“CFTC”) has adopted rules implementing the most significant provisions of the Dodd-Frank Act. Also pursuant to the Dodd-Frank Act, the CFTC has finalized regulations to impose position limits on certain commodities and economically equivalent swaps, futures and options. In addition, the CFTC has adopted final rules on the cross-border application of U.S. swap rules, building on the CFTC’s cross-border guidance from 2013 and related no-action relief letters. The Securities and Exchange Commission (“SEC”) has also finalized rules regarding registration, capital, margin, risk-mitigation techniques, trade reporting, business conduct standards, trade acknowledgement and verification requirements, recordkeeping and financial reporting, and cross-border requirements for security-based swap dealers. These rules generally came into effect in November 2021, the first compliance date for registration of security-based swap dealers and major security-based swap participants. Finally, the Federal Reserve Board, the FDIC, the Office of the Comptroller of the Currency, the Farm Credit Administration and the Federal Housing Finance Agency have adopted final rules establishing margin requirements for non-cleared swaps and security-based swaps that are applicable to swap dealers and security-based swap dealers that are subject to U.S. prudential regulations in lieu of the CFTC’s and SEC’s margin rules. The final margin rules were phased in from September 2016 through September 2022.
In December 2023, the CFTC published a notice of proposed rulemaking to require swap dealers, such as Deutsche Bank AG, to document, implement, and maintain an operational resilience framework reasonably designed to identify, monitor, manage, and assess risks relating to information and technology security, third-party relationships, and emergencies or other significant disruptions to normal business operations. The proposed rule is subject to industry review and comment, and may be amended prior to finalization. Deutsche Bank AG is presently reviewing the rule proposal and considering its compliance framework in this respect.
73
Deutsche Bank
Annual Report 2023 on Form 20-F

In addition, the Dodd-Frank Act requires U.S. regulatory agencies to prescribe regulations with respect to incentive-based compensation at financial institutions in order to prevent inappropriate behavior that could lead to a material financial loss; such rules were proposed in 2011 and 2016, but were not finalized. Other provisions require issuers with securities listed on U.S. stock exchanges to establish a “claw back” policy to recoup previously awarded executive compensation in the event of an accounting restatement; in November 2022, the SEC adopted rules to implement these provisions that cover foreign private issuers such as Deutsche Bank. The New York Stock Exchange (“NYSE”), on which Deutsche Bank’s ordinary shares are listed, has adopted listing standards to implement these rules, pursuant to which NYSE-listed issuers, including Deutsche Bank, were required to adopt a compensation recovery policy by December 1, 2023. The compensation recovery policies the bank has adopted are attached as Exhibits 97.1 and 97.2 hereto.
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
Restrictions on Activities
As described below, federal and state banking laws, regulations and supervisory authorities restrict Deutsche Bank’s ability to engage, directly or indirectly through subsidiaries, in activities in the United States. Among other requirements, Deutsche Bank and its subsidiaries are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under applicable U.S. federal banking law, Deutsche Bank’s U.S. banking operations are also restricted from engaging in certain “tying” arrangements involving products and services.
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
74
Deutsche Bank
Annual Report 2023 on Form 20-F

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
A financial institution’s status as a financial holding company, and resulting ability to engage in a broader range of nonbanking activities, are dependent on the institution and its subsidiary IHCs and insured U.S. depository institutions qualifying as “well capitalized” and “well managed” under applicable regulations and upon the insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. The Federal Reserve Board’s and other U.S. regulators’ “well capitalized” standards are generally based on specified quantitative thresholds set at levels above the minimum requirements to be considered “adequately capitalized.” For Deutsche Bank’s two insured depository institution subsidiaries, DBTCA and Deutsche Bank Trust Company Delaware, the well-capitalized thresholds under the U.S. Basel III framework are a Common Equity Tier 1 capital ratio of 6.5%, a Tier 1 capital ratio of 8%, a Total capital ratio of 10%, and a U.S. leverage ratio of 5%. For bank holding companies, including Deutsche Bank AG and DB USA Corporation, the well-capitalized thresholds are a Tier 1 capital ratio of 6% and a Total capital ratio of 10%, both of which in the case of Deutsche Bank AG are calculated for Deutsche Bank AG under its home country standards.
State-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as the New York branch) may not, with certain exceptions that require prior regulatory approval, engage as principal in any type of activity not permissible for their federally chartered or licensed counterparts. In addition, DBTCA and Deutsche Bank Trust Company Delaware are subject to their respective state banking laws pertaining to legal lending limits and permissible investments and activities. Likewise, the United States federal banking laws also subject state-licensed branches and agencies of foreign banking organizations to the single-borrower lending limits that apply to federally licensed branches or agencies, which are substantially similar to the lending limits applicable to national banks. The single-borrower lending limits applicable to branches and agencies are calculated based on the dollar equivalent of the capital of the foreign bank (i.e., Deutsche Bank AG in the case of the New York branch).
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
75
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The New York branch’s deposits and other note obligations are not insured by the FDIC. In general, under the International Banking Act and FDIC regulations, the New York branch is not permitted to engage in domestic retail deposit activity (accepting an initial deposit of less than US$250,000). The New York branch may not engage as principal in any type of activity that is not permissible for a federally licensed branch of a foreign bank unless the Federal Reserve Board has determined that such activity is consistent with sound banking practice. The New York branch must also comply with the same single borrower (or issuer) lending and investment limits applicable to federally licensed branches, which are substantially similar to the lending limits applicable to national banks, as well as those imposed by the New York State Banking Law. The lending limits applicable to the New York branch take into account credit exposures from derivative transactions. These limits are based on the foreign banks worldwide capital. In addition, regulations that the U.S. Financial Stability Oversight Council or other regulators may adopt could affect the nature of the activities which the New York branch may conduct, and may impose restrictions and limitations on the conduct of such activities.
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
76
Deutsche Bank
Annual Report 2023 on Form 20-F

In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The special assessment allows banking organizations to deduct U.S.$5 billion of uninsured deposits from their insured depository institutions’ assessment bases. For banking organizations like DB USA Corporation that have multiple insured depository institutions, the deduction is distributed across the affiliated insured depository institutions. The special assessment will be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, beginning with the first quarter of 2024.
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
Deutsche Bank’s principal U.S. SEC-registered broker-dealer subsidiary, Deutsche Bank Securities Inc., is a member of the NYSE (and other securities exchanges) and is regulated by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over Deutsche Bank’s U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Deutsche Bank Securities Inc. is also registered with and regulated by the SEC as an investment adviser, and by the CFTC and the National Futures Association as a futures commission merchant and commodity pool operator.
Under the Dodd-Frank Act, entities that are swap dealers or major swap participants are required to register with the CFTC and entities that are security-based swap dealers or major security-based swap participants are required to register with the SEC. Deutsche Bank AG is registered as a swap dealer with the CFTC and a security-based swap dealer with the SEC. As a registrant, Deutsche Bank AG is subject to certain requirements relating to capital, margin, business conduct standards and recordkeeping, among others.
77
Deutsche Bank
Annual Report 2023 on Form 20-F

Organizational Structure

In 2023, Deutsche Bank operated its business along the structure of four corporate divisions. Deutsche Bank AG is the direct or indirect holding company for its subsidiaries. The following table sets forth the significant subsidiaries the Group owns, directly or indirectly, as of December 31, 2023. Deutsche Bank used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. The bank does not have any other subsidiaries it believes are material based on other less quantifiable factors.
Deutsche Bank owns 100 % of the equity and voting interests in these subsidiaries except for DWS Group GmbH & Co. KGaA, of which it owns 79.49 % of equity and voting interests. These subsidiaries are included in the consolidated financial statements and prepare standalone financial statements as of December 31, 2023. The principal countries of operations are the same as the countries of incorporation.
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

1 DB USA Corporation is the top-level holding company for its subsidiaries in the United States.
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
Property and Equipment
As of December 31, 2023, Deutsche Bank operated in 57 countries out of 1,432 branches around the world, of which 66 % were in Germany. The Group leases a majority of its offices and branches under long-term agreements.
The bank continues to review its property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses. Please see Note 21 “Property and Equipment” to the consolidated financial statements for further information.
Information required by subpart 1400 of SEC Regulation S-K
Please see pages S-1 through S-12 of the Supplemental Financial Information (Unaudited), which pages are included herein, for information required by subpart 1400 of SEC Regulation S-K.
78
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Material Accounting Policies and Critical Accounting Estimates
The Group’s material accounting policies are essential to understanding its reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the banks’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Note 1 “Material Accounting Policies and Critical Accounting Estimates” to the consolidated financial statements for a discussion on the Group’s material accounting policies and critical accounting estimates.
Deutsche Bank has identified the following material accounting policies that involve critical accounting estimates:
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
79
Deutsche Bank
Annual Report 2023 on Form 20-F

Operating results

The following discussion and analysis should be read in conjunction with the bank’s consolidated financial statements.
Executive summary
Please see “Management Report: Operating and financial review: Executive summary” in the Annual Report 2023.
Trends and uncertainties
For insight into the trends impacting the bank’s performance please see the “Management Report: Operating and financial review” section of the Annual Report 2023. Key risks and uncertainties for the bank are discussed in “Item 3: Key Information – Risk Factors”.
The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Timely and successful achievement of its strategic targets or aspirations, including containing costs at the expected run rate, may be adversely impacted by reduced revenue-generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include but are not limited to the uncertain future path of inflation and central bank’s policies on interest rates, the Israel-Hamas conflict and the war in Ukraine with both having escalation potential, a deteriorating macroeconomic environment, elevated geopolitical risks, cyber events, the ongoing headwinds posed by regulatory reforms and the effects on the bank’s legal and regulatory proceedings. A key focus in 2023 was the persistently high inflation which drove further monetary tightening, risks of a higher-for-longer interest rate environment and generally tighter financial conditions in the major advanced economies. Towards the end of the year, evidence of waning inflation pressure led to a repricing of market expectations with respect to earlier and more significant central bank rate cuts in 2024 accompanied by an easing of financial conditions. In addition, there were episodes of significant market volatility particularly around selective failures and/or restructurings in the U.S. and European banking sector as well as increasing pressure on the CRE market, particularly in the U.S. office sector. Overall, these trends could continue to drive high levels of uncertainty and could result in fluctuations in the results of the Group’s operations, strategic plans and financial targets.
Opportunities may arise if macroeconomic conditions, the inflation and interest rate environment improve beyond currently forecasted levels, leading to higher revenues and improving the Group’s ability to meet its financial targets. Currently, macro-financial forecasts feature a “soft landing” of most advanced economies (with short episodes of a mild recession or stagnation), only moderate increases in unemployment, lower inflation rates and a significant easing of monetary policy by major central banks in 2024. At the same time, potentially higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients navigate such financial markets. Focusing on and investing in Deutsche Bank’s areas of core strengths and the implementation of its strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.
Risks to the Corporate Bank’s outlook include lower economic growth in the major operating countries from ongoing supply chain disruptions, higher energy and commodity prices as well as uncertainty around central bank policies (e.g., the interest rate environment). In addition, ongoing regulatory developments (e.g., the finalization of the Basel III framework) and lower levels of client activity may also have an adverse impact.
There are several risks to the outlook of the Investment Bank, including potential impacts on the business model from macroeconomic changes, including uncertainties associated with the ongoing conflicts in Europe and the Middle East, while second order effects on energy, supply chain disruptions and food prices will continue to have a significant impact on financial markets. Central bank policies, specifically around interest rates and expected fiscal loosening could create further risks. In addition, the evolving regulatory framework could lead to unforeseen regulatory compliance costs and possible delays in the implementation of the division’s efficiency measures, which could adversely impact its cost base.
Risks to Private Bank’s outlook include global inflationary pressures due to higher energy and commodity prices as well as ongoing supply chain disruptions, uncertainty on interest rates, slower economic growth in the major operating countries and lower client activity. Client activity could be impacted by market uncertainties including higher than expected volatility in equity and credit markets. The implementation of regulatory requirements, delays in the implementation of strategic projects, delays in Postbank service remediation or changes resulting from contract renegotiations could also have a negative impact on revenues, capital consumption and costs.
80
Deutsche Bank
Annual Report 2023 on Form 20-F

Risks to Asset Management’s outlook include protectionist and anti-trade policies, that could have unpredictable consequences in the economy, market volatility and investors’ confidence, which may lead to declines in business and could affect revenues and profits. In addition, the evolving regulatory framework could lead to unforeseen regulatory compliance costs and possible delays in the implementation of the efficiency measures, which could adversely impact the division’s cost base.
Corporate & Other is expected to generate a pre-tax loss in 2024. Corporate & Other will continue to retain shareholder expenses, which are expected to be around € 0.6 billion for the full year 2024, as well as certain funding and liquidity impacts, which are expected to be around € 0.2 billion for full year 2024. Corporate & Other will continue to record the reversal of noncontrolling interests reported in the business segments, primarily from DWS. Legacy portfolios are expected to generate a larger pre-tax loss in 2024, primarily from the non-recurrence of a litigation provision release recorded in the fourth quarter of 2023. In addition, results in Corporate & Other will continue to be impacted by valuation and timing differences on positions that are economically hedged, but do not meet hedge accounting requirements. RWA are expected to be significantly lower in 2024, mainly driven by the reallocation of operational risk RWA and model changes.
The effective tax rate in future periods may be influenced by changes in tax laws or interpretative guidance, the occurrence of non-tax-deductible litigation and other charges, changes in the measurement of deferred tax assets, or the resolution of tax examinations and investigations.
Results of operations
Please see “Management Report: Operating and financial review: Results of operations” in the Annual Report 2023 and the Group’s discussion of Non-GAAP financial measures in the “Supplementary Financial Information (Unaudited): Non-GAAP financial measures”.
Financial position
Please see “Management Report: Operating and financial review: Financial position” in the Annual Report 2023.
Liquidity and capital resources
For a detailed discussion of the bank’s liquidity risk management, see “Management Report: Risk Report: Liquidity risk” in the Annual Report 2023.
For a detailed discussion of the Group’s capital management, see “Management Report: Risk Report: Capital management” in the Annual Report 2023.
Post-employment benefit plans
Please see “Management Report: Employees: Post-employment benefit plans” in the Annual Report 2023.
Off-balance sheet arrangements
For information on the nature, purpose and extent of the Group’s off-balance sheet arrangements, please see Note 38 “Structured entities” to the consolidated financial statements. For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to “Management Report: Risk Report: Asset quality: Allowance for credit losses” in the Annual Report 2023 and Note 19 “Allowance for credit losses” to the consolidated financial statements. For information on irrevocable lending commitments and contingent liabilities with respect to third parties, please see Note 28 “Credit related commitments” to the consolidated financial statements.
81
Deutsche Bank
Annual Report 2023 on Form 20-F

Tabular disclosure of contractual obligations
Please see “Management Report: Operating and financial review: Tabular disclosure of contractual obligations” in the Annual Report 2023.
Research and development, patents and licenses
Not applicable.
82
Deutsche Bank
Annual Report 2023 on Form 20-F

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
83
Deutsche Bank
Annual Report 2023 on Form 20-F

Supervisory Board and Management Board
In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent business person, and they are liable to the bank for damages if they fail to do so.
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
Supervisory Board
The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires the bank’s Supervisory Board to have twenty members, which is also reflected in the Articles of Association. In the event that the number of members of the Supervisory Board falls below twenty, upon application to a competent court, the court must appoint replacement members to serve on the board until regular appointments are made by the General Meeting (with respect to shareholder representatives) or the employees and their representatives (with respect to employee representatives).
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
Each member of the Supervisory Board generally serves for a fixed term of approximately five years. For the election of shareholder representatives the term of shareholder representatives is usually limited to approximately four years by the General Meeting since 2021. Pursuant to German law, the term expires at the latest at the end of the Annual General Meeting that approves and ratifies such member’s actions in the fourth fiscal year after the year in which the Supervisory Board member was elected. Supervisory Board members may also be re-elected. The shareholders may, by a majority of the votes cast in a General Meeting, remove any member of the Supervisory Board the shareholders have elected in a General Meeting. The employees may remove any member they have elected by a vote of three-quarters of the employee votes cast.
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
For additional information on Deutsche Bank’s Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement: Management Board and Supervisory Board: Supervisory Board” in the Annual Report 2023.
Committees of the Supervisory Board
For information on the committees of the bank’s Supervisory Board, please see “Corporate Governance Statement: Management Board and Supervisory Board: Committees of the Supervisory Board” in the Annual Report 2023.
The business address of the members of the Supervisory Board is the same as Deutsche Bank’s business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.
84
Deutsche Bank
Annual Report 2023 on Form 20-F

Management Board

Deutsche Bank’s Articles of Association require the Management Board to have at least three members. The Management Board currently has nine members. The Supervisory Board has also appointed a Chairman (CEO) and a Deputy Chairman (President) of the Management Board.
The Supervisory Board appoints and oversees the members of the Management Board. The initial appointment is for a maximum of three years. Members may be re-appointed or have their terms extended for one or more terms of up to a maximum of five years each, although also re-appointments shall be for a maximum of three years. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for good reason.
Pursuant to Deutsche Bank’s Articles of Association, two members of the Management Board, or one member of the Management Board together with a holder of procuration, may represent the bank for legal purposes. A holder of procuration is an attorney-in-fact who holds a legally defined power of attorney under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Management Board as a whole must resolve on certain matters and may neither delegate the decision to one or more individual members. In particular, the Management Board may not delegate the determination of the bank’s business and risk strategies, and the coordinating or controlling responsibilities. The Management Board is required to ensure that shareholders are treated on an equal basis and receive equal information. The Management Board is also responsible for ensuring proper business organization, which includes appropriate and effective risk management as well as compliance with legal requirements and internal guidelines, and for taking the necessary measures to ensure that adequate internal guidelines are developed and implemented.
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
– Filing petitions to set aside shareholders’ resolutions
– Preparing and executing shareholders’ resolutions and
– Reporting to the Supervisory Board
For additional information on Deutsche Bank’s Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement: Management Board and Supervisory Board: Management Board” in the Annual Report 2023. The Terms of Reference of the Management Board are published on the bank’s website www.db.com/ir/en/documents.htm.
85
Deutsche Bank
Annual Report 2023 on Form 20-F

Board practices of the Management Board

The Terms of Reference for the Management Board are in accordance with the Supervisory Board resolution of January 31, 2024. These Terms of Reference provide that the members of the Management Board have the collective responsibility for managing Deutsche Bank. Notwithstanding this principle, the allocation of functional responsibilities to the individual members of the Management Board and member substitutions (in case of temporary absence) are set out in the Business Allocation Plan for the Management Board in accordance with the Supervisory Board resolution of January 31, 2024. The allocation of functional responsibilities does not exempt any member of the Management Board from collective responsibility for the management of the business. The members of the Management Board are responsible for the proper performance and/or delegation of its duties and the clear allocation of accountabilities and responsibilities within the area of its functional responsibility (so-called “Ressort”) in accordance with the Business Allocation Plan.
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
Section 161 of the German Stock Corporation Act requires that the management board and supervisory board of any German stock exchange-listed company declare annually that the company complies with the recommendations of the German Corporate Governance Code or, if not, which recommendations the company does not comply with and why it does not comply with these recommendations (so-called “comply or explain”-principle). On some points, these recommendations go beyond the requirements of the German Stock Corporation Act. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with Section 161 of the German Stock Corporation Act in October 2023, which is available on the bank’s internet website at www.db.com/ir/en/documents.htm under the heading “Declaration of Conformity pursuant to Section 161 German Stock Corporation Act (AktG), Oct 2023”.
For information on the Management Board’s terms of office, please see “Corporate Governance Statement: Management Board and Supervisory Board: Management Board” in the Annual Report 2023. For details of the Management Board’s service contracts providing benefits upon termination, please see “Compensation Report: Benefits as of the end of the mandate” and “Compensation Report: Benefits upon Early Termination” in the Management Report of the Annual Report 2023.
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
Compensation
For information on the compensation of the members of the bank’s Management Board, see Compensation Report: Management Board Compensation Report” in the Annual Report 2023.
For information on the compensation of the members of the bank’s employees, see Compensation Report: Employee Compensation Report” in the Annual Report 2023.
For information on the compensation of the members of the bank’s Supervisory Board, see Compensation Report: Compensation System for Supervisory Board Members” in the Annual Report 2023.
86
Deutsche Bank
Annual Report 2023 on Form 20-F

Employees
Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including Deutsche Bank and its material German subsidiaries, are members of the employers’ association and are bound by collective bargaining agreements.
Accordingly, the bank’s employers’ association, the “Arbeitgeberverband des privaten Bankgewerbes e.V.”, regularly renegotiates the collective bargaining agreements that cover many of the Group’s employees. The last agreement was reached in April 2022. As part of the final package, salaries were increased in two steps by in total 5.0%, the second step being 2.0% from August 2023. In addition, two one-time payments for a total of € 1,000 was agreed for all entitled employees, the second payment in the amount of € 500 occurring in February 2023. In total these salary increases add up to 5.5% to 6.2% over the term of this collective wage agreement. This collective wage agreement will last until end of May 2024.
Deutsche Bank’s employers’ association negotiates with the following unions:
– ver.di (Vereinigte Dienstleistungsgewerkschaft)
– Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
Many employees of Deutsche Bank, who are former employees of the merged Postbank, are covered by in-house collective bargaining agreements that are agreed between Deutsche Bank and trade unions directly. The last agreement was reached in March 2022. As part of the final package, salaries were increased in two steps by a total of 5.2%, the second step being 2.1%, but at least € 100 per month from February 2023. In addition, two one-time payments for a total of € 1,500 was agreed for all entitled employees, the second payment in the amount of EUR 750 occurring in January 2023. In total the salary increases add up to 6% to 10% over the term of this collective wage agreement. This collective wage agreement will last until end of January 2024.
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
On the basis of the agreement on cross-border information and consultation of Deutsche Bank employees in the EU concluded on September 10, 1996, all employees in the EU are represented by the European Works Council. This adds up to around 51% of the Group's total workforce.
For further information on the bank’s employees, see “Management Report: Employees” in the Annual Report 2023.
Share Ownership
For the share ownership of the Group’s Management Board, see “Management Report: Compensation Report: Management Board Share Ownership” in the Annual Report 2023.
For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement/Corporate Governance Report: Reporting and Transparency: Directors’ Share Ownership” in the Annual Report 2023.
For a description of the Group’s employee share programs, please see Note 33 “Employee Benefits” to the consolidated financial statements.
87
Deutsche Bank
Annual Report 2023 on Form 20-F

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders
On December 31, 2023, Deutsche Bank’s issued share capital amounted to € 5,223,021,975.04 divided into 2,040,242,959 no par value ordinary registered shares.
On March 5, 2024, Deutsche Bank cancelled 45,541,366 of no par value ordinary registered shares owned by Deutsche Bank, representing € 116,585,896.96. Following this cancellation, Deutsche Bank’s issued share capital amounted to € 5,106,436,078.08 divided into 1,994,701,593 no par value ordinary registered shares.
On December 31, 2023, Deutsche Bank had 583,495 registered shareholders. 1,044,360,168 of the bank’s shares were registered in the names of 572,504 shareholders resident in Germany, representing 51.19% of the share capital. 262,054,613 of Deutsche Bank’s shares were registered in the names of 496 shareholders resident in the United States, representing 12.84% of the share capital.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly traded corporations whose investments reach or cross certain thresholds to notify both the corporation and the BaFin of such change within four trading days. The minimum disclosure threshold is 3% of the corporation’s issued voting share capital.
BlackRock, Inc., New York, has notified Deutsche Bank that as of February 9, 2024 it held 5.86% of the bank’s shares. Deutsche Bank has received no further notification by BlackRock, Inc., New York, through February 16, 2024.
Paramount Service Holding Ltd. S.ÀR.L., British Virgin Islands, has notified Deutsche Bank that as of January 25, 2023 it held 4.54% of the bank’s shares. Deutsche Bank has received no further notification by Paramount Service Holding Ltd. S.ÀR.L., British Virgin Islands, through February 16, 2024.
Supreme Universal Holdings Ltd., Cayman Islands, has notified Deutsche Bank that as of August 20, 2015 it held 3.05% of the bank’s shares. Deutsche Bank has received no further notification by Supreme Universal Holdings Ltd., Cayman Islands, through February 16, 2024.
88
Deutsche Bank
Annual Report 2023 on Form 20-F

Over the last three years, Deutsche Bank has been notified of the following changes with regards to the minimum disclosure threshold.
	Disclosure date	% of outstanding shares held at disclosure date
Amundi S.A.	February 1, 2023	2.97
	October 19, 2022	3.07
	October 3, 2022	2.90
	September 27, 2022	3.10
	July 28, 2022	2.78
	June 22, 2022	3.08
	June 21, 2022	2.89
	June 20, 2022	3.07
	May 5, 2022	2.69
	April 27, 2022	3.08

BlackRock, Inc.	February 9, 2024	5.86
	February 8, 2024	5.78
	March 31, 2023	5.38
	March 30, 2023	5.01
	March 24, 2023	3.81

The Capital Group Companies, Inc.[1]	April 13, 2022	0.01

Douglas L. Braunstein (Hudson Executive Capital LP)[2]	January 25, 2024	0.92

Paramount Service Holding Ltd. S.ÀR.L.[3]	January 25, 2023	4.54

Stephen A. Feinberg (Cerberus)[4]	January 10, 2022	1.99

1 From previously 5.20 % of Deutsche Bank shares as of November 23, 2020
2 From previously 3.18 % of Deutsche Bank shares as of November 20, 2020
3 From previously 3.05 % of Deutsche Bank shares as of August 20, 2015
4 From previously 3.001 % of Deutsche Bank shares as of November 14, 2017
Deutsche Bank is neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.
Pursuant to German law and our Articles of Association, to the extent that Deutsche Bank may have major shareholders at any time, Deutsche Bank may not give them voting rights different from those of any of its other shareholders. Even if the bank’s articles of association were amended to allow for the issuance of shares with multiple voting rights, the issuance of such shares would require the consent of all affected shareholders.
Deutsche Bank is aware of no arrangements which may at a subsequent date result in a change in control of the company.
89
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank conducts its business with these companies on terms equivalent to those that would prevail if the bank did not have equity holdings in them or management members in common, and the bank has conducted business with these companies on that basis in 2023 and prior years. None of these transactions is or was material to the bank.
Among Deutsche Bank’s business with related party companies in 2023, there have been and currently are loans, guarantees and commitments, which totaled € 42 million (including loans amounting to € 41 million) as of December 31, 2023, compared to € 124 million (including loans amounting to € 119 million) as of December 31, 2022.
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
The Group did not have any impaired loans to related parties in 2023 and 2022.
Interests of Experts and Counsel
Not required because this document is filed as an Annual Report.
90
Deutsche Bank
Annual Report 2023 on Form 20-F

Item 8: Financial Information

Consolidated statements and other financial information
Consolidated financial statements
The Financial statements of this Annual Report on Form 20-F consist of the Consolidated financial statements including Notes 1 to 43 thereto, which are set forth as Part 2 of the Annual Report 2023, and, as described in Note 1 “Material accounting policies and critical accounting estimates” thereto under “Basis of accounting – IFRS 7 disclosures (including war in Ukraine and climate risk related disclosures)”, certain parts of the Management Report set forth as Part 1 of the Annual Report 2023. Such consolidated financial statements have been audited by
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2023.
Legal proceedings
Deutsche Bank and its subsidiaries operate in a legal and regulatory environment that exposes them to significant litigation risks. As a result, they are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. Please refer to Note 27 “Provisions” to the consolidated financial statements for descriptions of material legal proceedings and certain other significant legal proceedings.
Dividend policy
Deutsche Bank plans to sustainably grow cash dividends and, over time, return to shareholders through share buybacks excess capital over and above the requirements to support profitable growth and upcoming regulatory changes.
For the financial year 2023, the Management Board intends to propose to the Annual General Meeting a dividend of € 0.45 per share, after having paid a dividend of € 0.30 per share for 2022 and € 0.20 per share for 2021.
For the financial year 2024 and subsequent years, the bank targets a payout ratio of 50% of net income attributable to Deutsche Bank shareholders, delivered through a combination of cash dividends and share buybacks. These distributions to shareholders are subject to shareholder authorization and German corporate law requirements, and in the case of share buybacks, regulatory approval. Deutsche Bank plans to increase both share repurchases and dividends by at least 50% year on year in 2024. The bank has received supervisory approval for a share repurchase of € 675 million, which it aims to materially complete in the first half of 2024, having completed € 450 million in share repurchases in 2023; and it plans to propose a dividend in respect of the 2023 financial year of € 0.45 per share, or approximately € 900 million, up from € 0.30 per share for 2022, at the bank’s Annual General Meeting in May 2024. For the financial years 2024 and 2025, Deutsche Bank aims for cash dividends of € 0.68 and € 1.00 per share, respectively, subject to a 50% payout ratio limitation relative to net income attributable to Deutsche Bank shareholders. The bank has set a capital distribution goal of € 8 billion in respect of the financial years 2021-2025, paid in 2022-2026, and believes that it is positioned to exceed this objective if it achieves its financial targets.
However, Deutsche Bank cannot assure investors that it will pay dividends or conduct share buybacks as it did in previous years, nor at any other level, or at all, in any future period. If Deutsche Bank AG is not profitable enough, it may not pay dividends or conduct share buybacks at all. Furthermore, if Deutsche Bank AG fails to meet the regulatory capital adequacy requirements under CRR/CRD (including individually imposed capital requirements (“Pillar 2” requirements) and the combined buffer requirement), it may be prohibited from making, and the ECB or the BaFin may suspend or limit, the payment of dividends or execution of share buybacks. In particular, a credit institution, such as Deutsche Bank, will be considered as failing to meet the combined buffer requirement when it does not have sufficient own funds in an amount and of the quality needed to meet at the same time (i) its minimum capital requirements under the CRR, (ii) certain Pillar 2 capital requirements, and (iii) the sum of the capital buffers applicable to the relevant credit institution. In calculating the respective amounts that may be distributed (“Maximum Distributable Amount” or “MDA”), the bank will have to take into account certain Pillar 2 capital requirements. Since January 2022, the Group has also been subject to MDA restrictions in instances of non-compliance with its leverage ratio buffer introduced in the CRR. In addition, Deutsche Bank is subject to additional restrictions on distributions if it breaches the harmonized minimum TLAC requirement under the CRR or its institution-specific minimum requirement for own funds and eligible liabilities (MREL) set by the Single Resolution Board.
91
Deutsche Bank
Annual Report 2023 on Form 20-F

In addition, the ECB expects banks to meet Pillar 2 guidance. If Deutsche Bank AG operates or expects to operate below Pillar 2 guidance, the ECB will review the reasons why the bank’s capital level has fallen or is expected to fall and may take appropriate and proportionate measures in connection with such shortfall. Any such measures might have an impact on Deutsche Bank AG’s willingness or ability to pay dividends or conduct share buybacks. For further information on regulatory capital adequacy requirements and the powers of Deutsche Bank AG’s regulators to suspend dividend payments or share buybacks, see “Item 4: Information on the Company – Regulation and Supervision – Capital Adequacy Requirements” and “— Investigative and Enforcement Powers.”
In order to meet the German corporate law requirements, Deutsche Bank AG’s dividends and capacity to conduct share buybacks are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with the German Commercial Code (HGB). Deutsche Bank AG’s Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and its Supervisory Board, which reviews the financial statements, first allocate part of Deutsche Bank AG’s annual surplus (if any) to Deutsche Bank AG’s statutory reserves and to any losses carried forward, in accordance with applicable legal requirements. Deutsche Bank then allocate the remainder of any surplus to other revenue reserves (or retained earnings) and balance sheet profit. Deutsche Bank may allocate up to one-half of this remainder to other revenue reserves and must allocate at least one-half to balance sheet profit. A profit distribution from the balance sheet profit is only permitted to the extent that the balance sheet profit plus distributable earnings exceed potential dividend blocking items, which consist primarily of deferred tax assets, self-developed software and unrealized gains on plan assets, all net of respective deferred tax liabilities.
Deutsche Bank AG may then distribute as dividend a portion of or all the amount of the balance sheet profit not subject to dividend blocking of Deutsche Bank AG if the Annual General Meeting so resolves. The Annual General Meeting may resolve a non-cash distribution instead of, or in addition to, a cash dividend. However, Deutsche Bank AG is not legally required to distribute its balance sheet profit to its shareholders to the extent that it has issued participatory rights (Genussrechte) or granted a silent participation (stille Beteiligung) that accord their holders the right to a portion of Deutsche Bank AG’s distributable profit.
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
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. For further details, please refer to “Note 01 – Material Accounting Policies and Critical Accounting Estimates – EU carve-out” to the consolidated financial statements.
Significant changes
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2023.
92
Deutsche Bank
Annual Report 2023 on Form 20-F

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
93
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank’s Business Objectives
Section 2 of the Articles of Association sets out the objectives of the Group’s business:
– To transact all aspects of banking business
– To provide financial and other services and
– To promote international economic relations
The bank’s Articles of Association permit it to pursue these objectives directly or through subsidiaries and affiliated companies.
The Articles of Association also provide that, to the extent permitted by law, the Group may transact all business and take all steps that appear likely to promote the bank’s business objectives. In particular, the bank may:
– Acquire and dispose of real estate
– Establish branches in Germany and abroad
– Acquire, administer and dispose of participations in other enterprises and
– Conclude intercompany agreements ( Unternehmensverträge )
Supervisory Board and Management Board
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
The Management Board or the Supervisory Board may also call an extraordinary General Meeting. Shareholders holding in the aggregate at least 5% of the nominal value of Deutsche Bank’s share capital may also request that such a meeting be called. The bank’s Articles of Association authorize the Management Board to hold any General Meeting taking place on or before August 31, 2025 in virtual form without physical attendance of the shareholders or their authorized representatives.
94
Deutsche Bank
Annual Report 2023 on Form 20-F

According to the Articles of Association, Deutsche Bank’s shares are issued in the form of registered shares. For purposes of registration in the share register, all shareholders are required to notify the bank of the number of shares they hold and, in the case of natural persons, of their surname, first name, address and date of birth and, in the case of legal persons, of their registered name, business address and registered domicile, and in both cases should add an electronic address. Both being registered in the bank’s share register and the timely registration for attendance of the General Meeting constitute prerequisite conditions for any shareholder’s attendance and exercise of voting rights at the General Meeting. Shareholders may register their attendance of a General Meeting with the Management Board (or as otherwise designated in the invitation) by written notice or electronically, no later than the sixth day immediately preceding the date of that General Meeting. Any shareholders who have failed to comply with certain notification requirements summarized under “Notification Requirements” below are precluded from exercising any rights attached to their shares, including voting rights.
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
The Annual General Meeting normally adopts resolutions on the following matters:
– Appropriation of distributable balance sheet profits ( Bilanzgewinn ) from the preceding fiscal year;
– Formal ratification of the acts ( Entlastung ) of the members of the Management Board and the members of the Supervisory Board in the preceding fiscal year and
– Appointment of independent auditors for the current fiscal year
A simple majority of votes cast is generally sufficient to approve a measure, except in cases where a greater majority is otherwise required by the bank’s Articles of Association or by law. Under the German Stock Corporation Act and the German Transformation Act (Umwandlungsgesetz), certain resolutions of fundamental importance require a majority of at least 75% of the share capital represented at the General Meeting adopting the resolution, in addition to a majority of the votes cast. Such resolutions include the following matters, among others:
– Amendments to the Articles of Association changing the Group’s business objectives
– Capital increases that exclude preemptive rights
– Capital reductions
– Creation of authorized or conditional capital
– Deutsche Bank’s dissolution
– “Transformations” under the German Transformation Act such as mergers, spin-offs and changes in the bank’s legal form
– Transfer of all the bank’s assets and
– Intercompany agreements (in particular, domination and profit-transfer agreements)
Under certain circumstances, such as when a resolution violates the Articles of Association or the German Stock Corporation Act, shareholders may file a shareholder action with the appropriate Regional Court (Landgericht) in Germany to set aside resolutions adopted at the General Meeting.
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
95
Deutsche Bank
Annual Report 2023 on Form 20-F

Share Register

Deutsche Bank maintains a share register with Link Market Services GmbH and its New York transfer agent, pursuant to an agency agreement between Deutsche Bank and Link Market Services GmbH and a sub-agency agreement between Link Market Services GmbH and the New York transfer agent.
The shareholder may request information about the data concerning its person that have been entered in the share register. The share register generally contains each shareholder's surname, first name, date of birth, address, as the case may be, electronic address and the number or the quantity of the shares held. Shareholders may prevent its personal information from appearing in the share register by holding its securities through a bank or custodian. Although the shareholder would remain the beneficial owner of the securities, only the bank's or custodian's name would appear in the share register. In this case the exercise of some shareholder rights will depend on the cooperation of the bank or custodian.
Dividend Rights
For a summary of Deutsche Bank’s dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information – Dividend Policy.”
Increases in Share Capital
German law permits Deutsche Bank to increase its share capital in any of three ways:
– Resolution by the General Meeting authorizing the issuance of new shares
– Resolution by the General Meeting authorizing the Management Board, subject to the approval of the Supervisory Board, to issue new shares up to a specified amount (no more than 50% of existing share capital) within a specified period, which may not exceed five years. This is referred to as authorized capital ( genehmigtes Kapital )
– Resolution by the General Meeting authorizing the issuance of new shares up to a specified amount (no more than 60% of existing share capital) for specific purposes, such as for employee stock options (additional limit of no more than 20% of existing share capital), for use as consideration in a merger or to issue to holders of convertible bonds or other convertible securities (additional limit of no more than 50% of existing share capital). This is referred to as conditional capital ( bedingtes Kapital )
The issuance of new ordinary shares by resolution of the General Meeting requires the simple majority of the votes cast and of the share capital represented at the General Meeting. Should the resolution of the General Meeting provide for the exclusion of shareholders’ preemptive rights in full or in part, the simple majority of the votes cast and a majority of at least 75% of the share capital represented at the General Meeting are required. Similarly, resolutions of the General Meeting concerning the creation of authorized or conditional capital require the simple majority of the votes cast and a majority of at least 75% of the share capital represented at the General Meeting.
96
Deutsche Bank
Annual Report 2023 on Form 20-F

Liquidation Rights

The German Stock Corporation Act requires that if the bank is liquidated, any liquidation proceeds remaining after the payment of all the bank’s liabilities will be distributed to the bank’s shareholders in proportion to their shareholdings.
Preemptive Rights
In principle, holders of Deutsche Bank shares have preemptive rights allowing them to subscribe any shares, bonds convertible into, or with attached warrants to subscribe for, the bank’s shares or participatory certificates it issues. Such preemptive rights exist in proportion to the number of shares currently held by the shareholder. Preemptive rights of shareholders may be excluded with respect to any capital increase, however, as part of the resolution by the General Meeting on such capital increase. Such a resolution by the General Meeting on a capital increase that excludes the shareholders’ preemptive rights with respect thereto requires both a majority of the votes cast and a majority of at least 75% of the share capital represented at the General Meeting. A resolution to exclude preemptive rights requires that the proposed exclusion is expressly disclosed in the agenda to the General Meeting and that the Management Board presents the reasons for the exclusion to the shareholders in a written report. Under the German Stock Corporation Act, preemptive rights may in particular be excluded with respect to capital increases not exceeding 20% of the existing share capital with an issue price payable in cash not significantly below the stock exchange price at the time of issuance. In addition, shareholders may, in a resolution by the General Meeting on authorized capital, authorize the Management Board to exclude the preemptive rights with respect to newly issued shares from authorized capital in specific circumstances set forth in the resolution.
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
97
Deutsche Bank
Annual Report 2023 on Form 20-F

Notification Requirements

Disclosure of Interests in a Listed Stock Corporation
Disclosure Obligations under the German Securities Trading Act
Deutsche Bank AG, as a listed company, and its shareholders are subject to the shareholding disclosure obligations under the German Securities Trading Act (Wertpapierhandelsgesetz). Pursuant to the German Securities Trading Act, any shareholder whose voting interest in a listed company like Deutsche Bank AG, through acquisition, sale or by other means, reaches, exceeds or falls below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% threshold must notify the bank and the BaFin of its current aggregate voting interest in writing and without undue delay, but at the latest within four trading days. In connection with this requirement, the German Securities Trading Act contains various provisions regarding the attribution of voting rights to the person who actually controls the voting rights attached to the shares.
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
Shareholders failing to comply with their notification obligations are prevented from exercising any rights attached to their shares (including voting rights and the right to receive dividends) until they have complied with the notification requirements. If the failure to comply with the notification obligations specifically relates to the size of the voting interest in Deutsche Bank AG and is the result of willful or grossly negligent conduct, the suspension of shareholder rights is – subject to certain exceptions in case of an incorrect notification deviating no more than 10% from the actual percentage of voting rights – extended by a six-month period commencing upon the submission of the required notification.
98
Deutsche Bank
Annual Report 2023 on Form 20-F

Except for the 3% threshold, similar notification obligations exist for reaching, exceeding or falling below the thresholds described above when a person holds, directly or indirectly, certain instruments other than shares. This applies to instruments which grant upon maturity an unconditional right to acquire existing voting shares of Deutsche Bank AG, a discretionary right to acquire such shares, as well as to instruments that refer to such shares and have an economic effect similar to that of the aforementioned instruments, irrespective of whether such instruments are physically or cash-settled. These instruments include, for example, transferable securities, options, futures contracts and swaps. Voting rights to be attributed to a person based on any such instrument will generally be aggregated with the person’s other voting rights deriving from shares or other instruments.
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
Non-compliance with the disclosure requirements regarding shareholdings and holdings of other instruments may result in a significant fine imposed by the BaFin. In addition, the BaFin publishes, on its website, sanctions imposed, and measures taken indicating the person or entity responsible and the nature of the breach (so-called “naming and shaming”).
Shareholders whose voting rights reach or exceed thresholds of 10% of the voting rights in a listed company, or higher thresholds, are obliged to inform the company within 20 trading days of the purpose of their investment and the origin of the funds used for such investment, unless the articles of association of the listed company provide otherwise. The bank’s Articles of Association do not contain such a provision.
Disclosure Obligations under the German Securities Acquisition and Takeover Act
Pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), any person whose voting interest reaches or exceeds 30% of the voting shares of a listed stock corporation must, within seven working days, publish this fact (including the percentage of its voting rights) on the Internet and by means of an electronically operated financial information dissemination system. In addition, the person must subsequently make a mandatory public tender offer within four weeks to all shareholders of the listed company unless an exemption has been granted. The German Securities Acquisition and Takeover Act contains a number of provisions intended to ensure that shareholdings are attributed to those persons who actually control the voting rights attached to the shares. The provisions regarding coordinated conduct as part of the German Securities Acquisition and Takeover Act (so-called “acting in concert”) and the rules on the attribution of voting rights attached to shares of third parties are the same as the statutory securities trading provisions described above under “Disclosure Obligations under the German Securities Trading Act” except with respect to voting rights of shares underlying instruments whose holders are vested with the right to unilaterally acquire existing voting shares of the listed company or voting rights which may be acquired on the basis of instruments with similar economic effect. If a shareholder fails to provide notice on reaching or exceeding the 30% threshold, or fails to make a public tender offer, the shareholder will be precluded from exercising any rights associated with its shares (including voting and dividend rights) until it has complied with the requirements under the German Securities Acquisition and Takeover Act. In addition, non-compliance with the disclosure requirement may result in a fine.
99
Deutsche Bank
Annual Report 2023 on Form 20-F

Disclosure of Participations in a Credit Institution
The German Banking Act (Kreditwesengesetz) requires any person intending to acquire, alone or acting in concert with another person, directly or indirectly, a qualifying holding (bedeutende Beteiligung) in a credit or financial services institution to notify the BaFin and the Bundesbank without undue delay and in writing of the intended acquisition. A qualifying holding is a direct or indirect holding in an undertaking which represents 10% or more of the capital or voting rights or which makes it possible to exercise a significant influence over the management of such undertaking. The required notice must contain information demonstrating, among other things, the reliability of the person or, in the case of a corporation or other legal entity, the reliability of its directors and officers.
A person holding a qualifying holding shall also notify the BaFin and the Bundesbank without undue delay and in writing if they intend to increase the amount of the qualifying holding up to or beyond the thresholds of 20%, 30% or 50% of the voting rights or capital or in such way that the institution comes under such person’s control or if such person intends to reduce the participation below 10% or below one of the other thresholds described above.
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
Disclosure of Participations in Regulated Subsidiaries
The acquisition of shares in Deutsche Bank AG may trigger an obligation to notify certain national competent authorities in charge of the supervision of regulated subsidiaries of Deutsche Bank AG, provided that such acquisition of shares is treated as an indirect acquisition of a stake in the relevant subsidiaries and the applicable threshold under local law is reached or exceeded. This applies in particular to subsidiaries in a member state of the European Economic Area for which the CRR sets forth a threshold of 10%. Other jurisdictions may apply lower thresholds. For example, because the bank controls Deutsche Bank (Malaysia) Berhad, Section 87(1) of the Malaysian Financial Services Act 2013 requires approval of Bank Negara Malaysia (the Malaysian central bank) of any acquisition of 5% or more of the bank’s ordinary shares. Also, because Deutsche Bank controls bank subsidiaries in the United States, including Deutsche Bank Trust Company Americas, and has securities registered under the U.S. Securities Exchange Act of 1934, the U.S. Change in Bank Control Act requires that any person or any persons acting in concert may acquire control of 10% or more of the bank’s ordinary shares only subject to the approval of the Federal Reserve Board and other U.S. regulators.
100
Deutsche Bank
Annual Report 2023 on Form 20-F

Review of Acquisition of 10% of voting rights or more by the German Federal Ministry of Economic Affairs and Climate Action
Pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) and the German Foreign Trade Regulation (Außenwirtschaftsverordnung), acquisitions may be reviewed by the German Federal Ministry of Economic Affairs and Climate Action (the “Ministry”) where the initial direct or indirect acquisition of voting rights in a German company by investors from outside the European Union (EU) and the European Free Trade Association (Iceland, Lichtenstein, Norway and Switzerland) exceed 10%, 20% or 25%, or where voting rights in a German company by investors outside the EU or European Free Trade Association exceed 20%, 25%, 40%, 50% or 75% through direct or indirect subsequent acquisitions. Both the thresholds for the applicable initial voting rights (10%, 20% or 25%) and whether a filing obligation exists or not, depend on the industry sector the target company is active in. The Ministry must be notified in writing regarding the conclusion of a contract where the direct or indirect acquisition by an investor from outside the European Union and the European Free Trade Association is 10% or 20% (or where the direct or indirect subsequent acquisitions exceeding 20%, 25%, 40%, 50% or 75% of the voting rights) of the voting rights in a German company which operates certain critical infrastructure (including inter alia certain services in the financial sector) or operates in other certain sensitive sectors (including inter alia certain technologies, IT, telecommunication, healthcare or the media). The Ministry must also be notified in writing regarding the conclusion of a contract where there is a direct or indirect acquisition by an investor from outside Germany of 10% or more of the voting rights in a German company operating in the defense or cryptology sectors (or where the direct or indirect subsequent acquisitions exceeds 20%, 25%, 40%, 50% or 75% of the voting rights). If Deutsche Bank is considered to be a company which operates in any such critical infrastructure or sensitive sector, the Ministry would need to be notified of an acquisition of voting rights in Deutsche Bank that meets the abovementioned thresholds. Pending clearance by the Ministry, an acquisition subject to this notification requirement must not be consummated without clearance and its implementation would be legally void.
Consummating such an acquisition without clearance may also result in administrative fines of up to € 500,000 (acting negligently) or up to five years imprisonment or monetary fines (acting willfully). The acquirer may seek voluntary pre-clearance of a proposed acquisition from the Ministry that is not subject to a mandatory filing. The Ministry may impose conditions on the acquisition, prohibit the acquisition, or require that it is unwound, if the Ministry determines that the acquisition will likely affect the public order or public security of Germany or another EU member state, or in relation to certain projects or programs of interest for the European Union pursuant to the EU-Screening regulation, or likely affects the essential security interests of Germany. The Ministry’s decision to review an acquisition must be made within two months following the Ministry’s knowledge of the conclusion of the acquisition contract, of the publication of the decision to launch a take-over bid or of the publication of the acquisition of control. The review must be completed within four months following receipt of the complete set of acquisition documents and any additional information requested by the Ministry. The Ministry can extend its review period up to an additional four months. A review is precluded if more than five years have passed since the acquisition.
EU Short Selling Regulation (ban on naked short selling)
Regulation (EU) No 236/2012 of the European Parliament and of the Council of March 14, 2012, on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”) came into force on November 1, 2012. The EU Short Selling Regulation, the regulations adopted by the EU Commission implementing it, and the German act implementing the EU Short Selling Regulation replace the previously applicable German federal provisions governing the ban on naked short selling of shares and certain debt securities. (Short sales are sales of securities that the seller does not own, with the intention of buying back an identical security at a later point in time in order to be able to deliver the security. A short sale is “naked” when the seller has not borrowed the securities at the time of the short sale, or ensured they can be borrowed or obtained under a similar arrangement.) Under the EU Short Selling Regulation, except for certain exemptions, naked short sales of listed shares are not permitted. Short sales of listed shares that are covered by borrowing or similar arrangements are subject to the following transparency requirements. Significant net short positions in shares must be reported to the BaFin and, if a certain threshold is exceeded, they must also be publicly disclosed. Net short positions are calculated by netting the long and short positions held by a natural or legal person in the issued capital of the company concerned. The details are set forth in the EU Short Selling Regulation and the regulations adopted by the EU Commission implementing it. In certain situations, described in greater detail in the EU Short Selling Regulation, the BaFin is permitted to limit short selling and comparable transactions.
101
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank AG is required to promptly publish any notification received but, in any case, no later than two business days after receipt of such notification. The publication must be made in a manner which enables fast access to this information on a non-discriminatory basis in accordance with the implementing standards published by the European Securities and Markets Authority. Furthermore, Deutsche Bank AG must without undue delay notify the BaFin and forward the notification to the Company Register (Unternehmensregister). For the purposes of the EU Market Abuse Regulation, the bank identified the following persons to be a Manager: members of the Management Board and the Supervisory Board of Deutsche Bank AG as well as holders of general power of attorney (Generalbevollmächtigte) of Deutsche Bank AG. The following persons are deemed to be closely associated with a Manager: spouses, registered civil partners (eingetragene Lebenspartner), dependent children and other relatives who at the time of the transaction requiring notification have lived in the same household with the Manager for at least one year. Legal entities for which the aforementioned persons have management responsibilities are also subject to the notification requirement. The aforementioned provisions also apply to legal entities, companies and institutions directly or indirectly controlled by a Manager or by a person closely associated with a Manager, which have been founded to the benefit of such a person, or whose economic interests correspond to a considerable extent to those of such a person. Non-compliance with the notification requirements may result in a fine.
102
Deutsche Bank
Annual Report 2023 on Form 20-F

Material Contracts

In the usual course of the bank’s business, Deutsche Bank enters into numerous contracts with various other entities. The bank has not, however, entered into any material contracts outside the ordinary course of its business within the past two years.
Exchange Controls
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations resolutions have caused freeze orders in Germany on assets of certain legal and natural persons designated in such regulations. In addition, the European Union maintained a wide range of autonomous economic and financial sanctions on Iran. While all nuclear-related economic and financial EU sanctions against Iran were repealed on January 16, 2016, some restrictions remain in force.
Moreover, in response to the war in Ukraine the European Union, the United States, the United Kingdom and others imposed broad-based sanctions against natural and legal persons residing in Russia and/or Belarus and/or of Russian/Belarus nationality.
With some exceptions, corporations or individuals residing in Germany are required to report to the Bundesbank any payment received from, or made to or for the account of, a nonresident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency). This reporting requirement is for statistical purposes.
Subject to the above-mentioned exceptions and the applicable sanctions, there are currently no German laws, decrees or regulations that would prevent the transfer of capital or remittance of dividends or other payments to shareholders who are not residents or citizens of Germany.
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
Taxation
The following is a general summary of material German and United States federal income tax consequences of the ownership and disposition of shares for a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) who is fully eligible for benefits under the Treaty. A U.S. resident will generally be entitled to Treaty benefits if it is:
– The beneficial owner of shares (and of the dividends paid with respect to the shares)
– An individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries
– Not also a resident of Germany for German tax purposes and
– Not subject to “anti-treaty shopping” articles under German domestic law or the Treaty that apply in limited circumstances
The Treaty benefits discussed below generally are not available to shareholders who hold shares in connection with the conduct of business through a permanent establishment in Germany. The summary does not discuss the treatment of those shareholders.
The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension (e.g. U.S. pension funds), profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, 10% or more of our stock, measured by vote or value, persons that hold shares through a partnership or hybrid entity and persons whose “functional currency” is not the U.S. dollar. The summary is based on German and U.S. laws, the Treaty and regulatory interpretations, including in the current and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to change (possibly with retroactive effect).
103
Deutsche Bank
Annual Report 2023 on Form 20-F

Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares in light of their particular circumstances, as well as the effect of any state, local or other national laws.
Taxation of Dividends
In general, dividends that Deutsche Bank pays are subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25% withholding tax and a 1.375% surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 11.375 in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 73.625 and may claim a refund from the German tax authorities of 11.375 and, therefore, receive a total cash payment of 85 (i.e., 85% of the declared dividend). According to the German Investment Tax Act dividends received by an investment fund within the meaning of the German Investment Tax Act are generally subject to 15% German withholding tax equal to the Treaty tax rate. U.S. residents who are entitled to a refund of more than 11.375% (e.g., U.S. pension funds) have to fulfil further requirements according to para. 50j German Income Tax Act, in particular certain holding requirements.
For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100 in the example above. The gross amount of dividends that a U.S. resident receives (which includes amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. resident’s U.S. federal income tax liability or, at its election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, a U.S. resident will be deemed to have paid German taxes of 15. A U.S. resident cannot claim credits for German taxes that would have been refunded to it if it had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions. The creditability of foreign withholding taxes may be limited in certain situations. The foreign tax credit rules are complex. U.S. residents should consult their tax advisers regarding the creditability of German taxes in their particular circumstances.
Subject to certain exceptions for short-term and hedged positions, “qualified dividends” received by certain non corporate U.S. shareholders will generally be subject to taxation in the United States at a lower rate than other ordinary income. Dividends received will be qualified dividends if Deutsche Bank (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and Deutsche Bank believes it qualifies for benefits under the Treaty. The determination of whether the bank is a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of the bank’s income and valuation of its assets, including goodwill and other intangible assets.

Based on the audited financial statements and relevant market and shareholder data, the bank believes that it was not a PFIC for U.S. federal income tax purposes with respect to its taxable years ended December 31, 2022 or December 31, 2023. In addition, based on the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the bank does not currently anticipate becoming a PFIC for its taxable year ending December 31, 2024, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to Deutsche Bank and its implications for their particular circumstances.
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
104
Deutsche Bank
Annual Report 2023 on Form 20-F

Refund Procedures

To claim a refund, a U.S. resident must submit, within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities. The claim for refund must be accompanied by a withholding tax certificate (Kapitalertragsteuerbescheinigung) on an officially prescribed form and issued by the institution that withheld the tax.
According to para. 50c (5) German Income Tax Act, claims for refunds have to be transmitted via the officially specified interface according to the officially prescribed data set. The German claim for refund forms can be submitted to the Bundeszentralamt für Steuern via the online portal of the Bundeszentralamt für Steuern (“BOP”): https://www.elster.de/bportal/start. Every claimant needs a certificate file to login into the BOP. A special form is available in cases where para. 50j German Income Tax Act is applicable. A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the IRS website at www.irs.gov. Instead of the individual refund procedure described above, a U.S. resident may use an IT-supported quick-refund procedure (“Datenträgerverfahren – DTV”/ “Data Medium Procedure – DMP”). If the U.S. resident’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must provide specified information to the DMP participant and confirm to the DMP participant that they meet the conditions of the Treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf.
The refund beneficiaries also must provide a “Certification of U.S. Tax Residency” on IRS Form 6166 with the DMP participant. In addition, if the individual refund procedure requires a withholding tax certificate (see above), such certificate is generally also necessary under the DMP.
The German tax authorities reserve the right to audit the entitlement to tax refunds for several years following their payment pursuant to the Treaty in individual cases. The DMP participant must assist with the audit by providing the necessary details or by forwarding the queries to the respective refund beneficiaries/shareholders. Presently the DMP cannot be used in all cases: i.e., if the Treaty tax rate is below 15% or if a holder of Depository Receipts claims a refund, the application of DMP is excluded.
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
The Bundeszentralamt für Steuern published on its website information regarding the tax refund process in Germany: BZSt – Capital income tax relief.
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
105
Deutsche Bank
Annual Report 2023 on Form 20-F

United States Information Reporting and Backup Withholding
Dividends and payments of the proceeds on a sale of shares, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. resident (i) is a corporation (other than an S corporation) or other exempt recipient or (ii) provides a taxpayer identification number and certifies (on IRS Form W-9) that no loss of exemption from backup withholding has occurred. Shareholders that are not U.S. persons generally are not subject to information reporting or backup withholding.
However, a non-U.S. person may be required to provide a certification (generally on IRS Form W-8BEN or W-8BEN-E) of its non-U.S. status in connection with payments received in the United States or through a U.S. related financial intermediary.
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
106
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Subsidiary Information
Not applicable.
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
For Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, please see “Management Report: Risk Report” in the Annual Report 2023.
Please see pages S-1 through S-12 of the Supplemental Financial Information (Unaudited), which pages are included herein, for information required by Subpart 1400 of SEC Regulation S-K.
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
107
Deutsche Bank
Annual Report 2023 on Form 20-F

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15: Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of Deutsche Bank’s management, including the bank’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the bank’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2023. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Deutsche Bank’s disclosure controls and procedures were effective as of December 31, 2023.
Management’s Annual Report on Internal Control over Financial Reporting
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Deutsche Bank’s internal control over financial reporting is a process designed under the supervision of the bank’s Chief Executive Officer and its Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). As of December 31, 2023, Deutsche Bank management conducted an assessment of the effectiveness of the bank’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that Deutsche Bank’s internal control over financial reporting as of December 31, 2023 was effective based on the COSO framework (2013).
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued a report on Deutsche Bank’s internal control over financial reporting, which is set forth below.
108
Deutsche Bank
Annual Report 2023 on Form 20-F

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Deutsche Bank Aktiengesellschaft:
Opinion on Internal Control Over Financial Reporting
We have audited Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Deutsche Bank Aktiengesellschaft (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, the related notes and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements, and our report dated March 11, 2024 expressed an unqualified opinion thereon.
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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Eschborn/Frankfurt am Main, Germany
March 11, 2024
109
Deutsche Bank
Annual Report 2023 on Form 20-F

Change in Internal Control over Financial Reporting
There was no change in Deutsche Bank’s internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the bank’s internal control over financial reporting.
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
110
Deutsche Bank
Annual Report 2023 on Form 20-F

Item 16A: Audit Committee Financial Expert

Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code: Auditing and Controlling: Audit Committee Financial Expert” in the Annual Report 2023.
Item 16B: Code of Ethics
Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code: Values and Leadership Principles of Deutsche Bank AG and Deutsche Bank Group: Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial Officers” in the Annual Report 2023.
Item 16C: Principal accountant fees and services
Please see “Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Principal Accountant Fees and Services” in the Annual Report 2023.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Deutsche Bank’s common shares are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as the bank to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the corporate governance rules of the New York Stock Exchange, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as Deutsche Bank, and that employees in Germany elect the other half. Employee-elected members are typically themselves employees or representatives of labor unions representing employees. Pursuant to law and practice, committees of the Supervisory Board are typically composed of both shareholder- and employee-elected members. Of the current members of the Audit Committee, four – Susanne Bleidt, Manja Eifert, Claudia Fieber and Gerlinde Siebert – are current employees of Deutsche Bank who have been elected as Supervisory Board members by the employees. None of them is an executive officer. Accordingly, their service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of the Rule. The Group does not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule.
111
Deutsche Bank
Annual Report 2023 on Form 20-F

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Management Board was authorized by the 2022 Annual General Meeting to buy, on or before April 30, 2027, shares of up to 10% of the share capital at the time the resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. At the 2022 Annual General Meeting, this corresponded to a volume of up to 206.6 million shares. During the period from the 2022 Annual General Meeting until the 2023 Annual General Meeting, 36.3 million shares were purchased for equity compensation purposes in the same period or for upcoming periods.
The 2023 Annual General Meeting on May 17, 2023 granted the Management Board the approval to buy, on or before April 30, 2028, shares of up to 10% of the share capital at the time the resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. At the 2023 Annual General Meeting, this corresponded to 204 million shares. This authorization replaced the authorization of the previous year. During the period from the 2023 Annual General Meeting until December 31, 2023, 45.5 million shares were purchased for cancellation for the purpose of distributing capital to shareholders.
At December 31, 2023, the number of shares held in Treasury from buybacks totaled 48.2 million. This figure stems from 28.9 million shares at the beginning of the year, plus 81.9 million shares from buybacks in 2023, less 36.1 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees, and 26.5 million shares were cancelled during the year.
The following table sets forth, for each month in 2023 and for the year as a whole, the total gross number of Deutsche Bank’s shares repurchased by the bank and its affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for Group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.
Issuer Purchases of Equity Securities in 2023
Month	Total number of shares purchased	Total number of shares sold/cancelled	Net number of shares purchased or (sold)/(cancelled)	Average price paid per share (in €)	Number of shares purchased for group purposes	Maximum number of shares that may yet be purchased under plans or programs
January	18,938,000	7,745	18,930,255	11.38	0	187,739,313
February	17,389,000	29,189,356	(11,800,356)	11.03	0	167,697,295
March	0	31,030,550	(31,030,550)	0.00	0	167,697,295
April	0	180	(180)	0.00	0	167,697,295
May	0	127,600	(127,600)	0.00	0	204,024,295
June	0	300,714	(300,714)	0.00	0	204,024,295
July	0	270	(270)	0.00	0	204,024,295
August	17,499,382	270	17,499,112	9.90	17,499,382	186,524,913
September	9,981,015	1,175,965	8,805,050	9.77	9,981,015	176,543,898
October	16,446,278	210	16,446,068	9.75	16,446,278	160,097,620
November	0	107,138	(107,138)	0.00	0	160,097,620
December	1,614,691	664,877	949,814	11.66	1,614,691	158,482,929
Total 2023	81,868,366	62,604,875	19,263,491	10.47	45,541,366	158,482,929

As of December 31, 2023, the number of shares held by Deutsche Bank in Treasury totaled 48.2 million. This figure stems from 28.9 million shares at the beginning of the year, plus 19.3 million net shares purchased in 2023. As of December 31, 2023, Deutsche Bank’s issued share capital consisted of 2,040 million ordinary shares, of which 1,992 million were outstanding.
Item 16F: Change in Registrant’s Certifying Accountant
Not applicable.
112
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The Two-Tier Board System of a German Stock Corporation. The German Stock Corporation Act provides for a clear separation of management and oversight functions. It therefore requires German stock corporations to have both a supervisory board (Aufsichtsrat) and a management board (Vorstand). These boards are separate; no individual may be a member of both. Both the members of the management board and the members of the supervisory board must exercise the standard of care of a diligent businessperson to the company. In complying with this standard of care they are required to take into account a broad range of considerations, including the interests of the company and others like those of its shareholders, employees and creditors.
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
The supervisory board appoints and removes the members of the management board. It also may appoint a chairperson (CEO) and one or more deputy chairpersons of the management board. Although it is not permitted to make management decisions, the supervisory board has comprehensive monitoring functions with respect to the activities of the management board, including advising the management board and participating in decisions of fundamental importance to the company. To ensure that these monitoring functions are carried out properly, the management board must, among other things, regularly report to the supervisory board with regard to current business operations and business planning, including any deviation of actual developments from concrete and material targets previously presented to the supervisory board. The supervisory board may also request special reports from the management board at any time. Transactions of fundamental importance to the company, such as major strategic decisions or other actions that may have a fundamental impact on the company’s assets and liabilities, financial condition or results of operations, may be subject to the consent of the supervisory board. Pursuant to the bank’s Articles of Association (Satzung), such transactions include the granting of general powers of attorney, granting of credits, including the acquisition of participations in other companies for which the German Banking Act (Kreditwesengesetz) requires approval by the supervisory board, as well as major acquisitions or disposals of real estate or other participations.
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
113
Deutsche Bank
Annual Report 2023 on Form 20-F

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
In its last Declaration of Conformity of October 25, 2023, the Management Board and the Supervisory Board of Deutsche Bank stated that, since the last Declaration of Conformity issued on October 26, 2022, it has acted and will act in the future in conformity with the recommendations of the Code, with certain specified exceptions. The Declaration of Conformity is available on Deutsche Bank’s internet website at www.db.com/ir/en/documents.htm.
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
The Supervisory Board of Deutsche Bank has established a Chairman’s Committee (Präsidialausschuss) which is inter alia responsible for conclusion, amendment and termination of employment and pension contracts with members of the Management Board, taking into account the responsibility of the Supervisory Board as a whole for the remuneration of the members of the Management Board, a Nomination Committee (Nominierungsausschuss), an Audit Committee (Prüfungsausschuss), a Risk Committee (Risikoausschuss), a Regulatory Oversight Committee (Regulatory Oversight Ausschuss), a Compensation Control Committee (Vergütungskontrollausschuss), a Strategy and Sustainability Committee (Strategie- und Nachhaltigkeitsausschuss), a Technology, Data and Innovation Committee (Technologie-, Daten- und Innovationsausschuss) and a Mediation Committee (Vermittlungsausschuss). The functions of a nominating/corporate governance committee and of a compensation committee required by the NYSE Manual for U.S. companies listed on the NYSE are therefore performed by the Supervisory Board or one of its committees, in particular the Chairman’s Committee, the Compensation Control Committee and the Mediation Committee.
114
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of Reference of its Management Board, its Supervisory Board, the Chairman’s Committee, the Audit Committee, the Risk Committee, the Regulatory Oversight Committee, the Compensation Control Committee, the Nomination Committee, the Strategy Committee and the Technology, Data and Innovation Committee, its Declaration of Conformity under the Code pursuant to Section 161 of the German Stock Corporation Act, the Corporate Governance Statement and other documents pertaining to its corporate governance on its internet website at www.db.com/ir/en/documents.htm.
115
Deutsche Bank
Annual Report 2023 on Form 20-F

Item 16H: Mine Safety Disclosure

Not applicable
Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J: Insider Trading Policies
Not applicable.
Item 16K: Cybersecurity
For information on Cybersecurity see “Management Report: Risk Report: Cybersecurity” in the Annual Report 2023.
116
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Legacy Contractual Obligations Related to Guarantees and Letters of Credit. Prior to 2007, Deutsche Bank provided guarantees to a number of Iranian entities. In almost all of these cases, the bank issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, the bank made a decision to discontinue issuing new guarantees to Iranian or Iran-related beneficiaries. Although the pre-existing guarantees stipulate that they must be either extended or honored if the bank receives such a demand and is legally not able to terminate these guarantees, the firm decided to reject any “extend or pay” demands under such guarantees. Even though the bank had exited, where possible, many of these guarantees, guarantees with an aggregate face amount of approximately € 7.0 million are still outstanding as of year-end 2023. The gross revenues from this business in 2023 which the bank received from non-Iranian parties were approximately € 32,000 and the net profit derived from these activities was less than this amount.
Deutsche Bank also has outstanding legacy guarantees in relation to a Syrian bank sanctioned by the United States under its non-proliferation program. The aggregate face amount of these legacy guarantees was approximately € 9.1 million as of December 31, 2023, the gross revenues received from non-Syrian parties for these guarantees were approximately € 65,000 in 2023 and the net profit derived from these activities was less than this amount. The bank intends to exit these guarantee arrangements.
Payments Executed. Deutsche Bank continues to severely restrict its policy on Iran and consequently the execution of payments relating to Iran.
Incoming Payments. In 2023, three incoming payments adding up to € 2.6 billion were executed on behalf of Iranian parties outside of Germany; These payments were processed for the benefit of a Qatari bank for humanitarian purposes at the request of the US authorities. Revenues for these incoming payments were less than € 30; with regard to the Iranian Embassy in Germany, see below.
Outgoing Payments. With regards to the Iranian Embassy in Germany, see below.
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
In 2023, Deutsche Bank executed approximately € 2.4 million in (almost only in-coming) transfers through Target2 or SEPA across approximately 1,000 transactions and credited the relevant amounts to the non-Iranian clients. The gross revenues derived from these payments were approximately € 3,900.
The bank does not consider the execution of such transactions to be significant and expects to continue to execute such transactions in the future.
117
Deutsche Bank
Annual Report 2023 on Form 20-F

Maintaining of Accounts for Iranian Consulates and Embassies. In 2023, Iranian embassies and consulates in Germany held accounts with Deutsche Bank. The purpose of these accounts is the funding of day-to-day operational costs of the embassies and consulates, such as salaries, rent and electricity. In 2023, the total volume of outgoing payments from these accounts was approximately € 5.2 million which have been funded through € 7.8 million of incoming payments. From these activities, the bank derived gross revenues of approximately € 0.12 million and net profits which were less than this amount. The German government has requested that Deutsche Bank provide these services to enable the government of Iran to conduct its diplomatic relations and the bank intends to continue maintenance of such accounts.
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
118
Deutsche Bank
Annual Report 2023 on Form 20-F

PART III

Item 17: Financial Statements
Not applicable.
Item 18: Financial Statements
The Financial Statements of this Annual Report on Form 20-F consist of the Consolidated Financial Statements including Notes 1 to 43 thereto, which are set forth as Part 2 of the Annual Report 2023, and, as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates” thereto under “Basis of accounting – IFRS 7 disclosures (including war in Ukraine and climate risk related disclosures)”, certain parts of the Management Report set forth as Part 1 of the Annual Report 2023.
The Consolidated Financial Statements have been audited by EY GmbH & Co. KG Wirtschaftspruefungsgesellschaft, Eschborn, Germany - PCAOB ID: 1251, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2023.
Item 19: Exhibits
We have filed the following documents as exhibits to this document.
Exhibit number	Description of Exhibit
1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.1 to our Report on Form 6-K, dated March 8, 2024, and incorporated by reference herein.
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

2.2	Descriptions of securities registered under the Securities Exchange Act of 1934.
4.1	Equity Plan Rules 2019, furnished as Exhibit 4.5 to our 2018 Annual Report on Form 20-F and incorporated by reference herein.
4.2	Equity Plan Rules 2020, furnished as Exhibit 4.5 to our 2019 Annual Report on Form 20-F and incorporated by reference herein.
4.3	Equity Plan Rules 2021, furnished as Exhibit 4.5 to our 2020 Annual Report on Form 20-F and incorporated by reference herein.
4.4	Equity Plan Rules 2022. furnished as Exhibit 4.6 to our 2021 Annual Report on Form 20-F and incorporated by reference herein.
4.5	Equity Plan Rules 2023. furnished as Exhibit 4.6 to our 2022 Annual Report on Form 20-F and incorporated by reference herein.
4.6	Equity Plan Rules 2024.
4.7	Restricted Share Plan Rules 2020, furnished as Exhibit 4.9 to our 2019 Annual Report on Form 20-F and incorporated by reference herein.
4.8	Restricted Share Plan Rules 2021, furnished as Exhibit 4.10 to our 2020 Annual Report on Form 20-F and incorporated by reference herein.
4.9	Restricted Share Plan Rules 2022, furnished as Exhibit 4.9 to our 2021 Annual Report on Form 20-F and incorporated by reference herein.
4.10	Restricted Share Plan Rules 2023, furnished as Exhibit 4.10 to our 2022 Annual Report on Form 20-F and incorporated by reference herein.
4.11	Restricted Share Plan Rules 2024.
8.1	List of Subsidiaries.
12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.
13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.
15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.
97.1	Compensation Recovery Policy for Deutsche Bank Management Board Members.
97.2	Compensation Recovery Policy for Executive Officers.
101.1	Interactive Data File.

119
Deutsche Bank
Annual Report 2023 on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 14, 2024
Deutsche Bank Aktiengesellschaft
/s/	CHRISTIAN SEWING
Christian Sewing
Chairman of the Management Board
Chief Executive Officer
/s/	JAMES VON MOLTKE
James von Moltke
Member of the Management Board
President and Chief Financial Officer
120
Deutsche Bank
Annual Report 2023 on Form 20-F

Annual Report
1
Deutsche Bank
Annual Report 2023 on Form 20-F

Page intentionally left blank for SEC filing purposes
2
Deutsche Bank
Annual Report 2023 on Form 20-F

Content

1 –
Combined Management Report

6	Operating and financial review
41	Outlook
42	Risks and opportunities
43	Risk Report
173	Sustainability
175	Employees
179	Internal control over financial reporting
181	Information pursuant to Section 315a (1) of the German Commercial Code
183	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
185	Standalone parent company information (HGB)
2 –
Consolidated Financial Statements

188	Consolidated Statement of Income
189	Consolidated Statement of Comprehensive Income
190	Consolidated Balance Sheet
191	Consolidated Statement of Changes in Equity
192	Consolidated Statement of Cash Flows
194	Notes to the consolidated financial statements
233	Notes to the consolidated income statement
240	Notes to the consolidated balance sheet
296	Additional Notes
339	Report of Independent Registered Public Accounting Firm
3 –
Compensation Report

347	Compensation of the Management Board
383	Compensation of members of the Supervisory Board
388	Comparative presentation of compensation and earnings trends

391	Compensation of the employees (unaudited)
4 –
Corporate Governance Statement according to sections §289f and §315d of the German Commercial Code/Corporate Governance Report

407	Management Board and Supervisory Board
423	Reporting and Transparency
423	Related Party Transactions
424	Auditing and Controlling
427	Compliance with German Corporate Governance Code
5 –
Supplementary Information (Unaudited)

430	Non-GAAP Financial Measures
438	Declaration of Backing
439	Group Five-Year Record
441	Imprints – Publications
3
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
4
Deutsche Bank
Annual Report 2023 on Form 20-F

1- Combined Management Report

6	Operating and financial review
6	Executive summary
10	Deutsche Bank Group
16	Results of Operations
37	Financial Position
39	Liquidity and capital resources
40	Outlook
41	Risks and opportunities
42	Risk Report
44	Risk and capital overview
47	Risk and capital framework
59	Risk and Capital Management
118	Risk and capital performance
171	Sustainability
173	Employees
177	Internal control over financial reporting
179	Information pursuant to Section 315a (1) of the German Commercial Code
181	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
183	Standalone parent company information (HGB)
5
Deutsche Bank
Annual Report 2023 on Form 20-F

Operating and financial review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes. Deutsche Bank’s Operating and financial review includes qualitative and quantitative disclosures on Segment results of operations and entity-wide disclosures on net revenue components as required by International Financial Reporting Standard (IFRS) 8, “Operating Segments”. For additional business segment disclosure under IFRS 8 please refer to Note 4 “Business Segments and related information” of the consolidated financial statements. Forward-looking statements are disclosed in the section “Outlook” in this report.
Executive summary
Global economy
Economic growth (in %)¹	2023²	2022³	Main driver
Global Economy	3.1	3.4
The global economy lost some momentum in 2023. Although the bank believes inflation has passed its peak, the high price level continued to weigh on demand from private households. The tighter monetary policy to combat inflation also slowed down the global economy

Of which: Developed countries	1.6	2.6
Developments in the developed countries varied. While the U.S. economy remained resilient at the end of 2023, the Eurozone economy was already slowing down noticeably. Central banks maintained peak interest rates and signaled their intention to continue their data-driven monetary policy. Inflation rates continued to fall but remained above the central banks' targets at the end of the year

Emerging markets	4.2	3.9
Developments in the emerging markets varied from region to region at the end of 2023. Asian countries benefited from the momentum in China, while focus in Latin America was on combating inflation. High energy prices and the spillovers of geopolitics continued to be a burden for countries in Central and Eastern Europe

Eurozone Economy	0.5	3.4
The Eurozone economy weakened in the second half of 2023. Private consumption continued to be negatively impacted by the loss of purchasing power, even though inflation eased significantly. The labor market was stable, as a result of companies holding on to staff. The ECB kept its key interest rates unchanged in the fourth quarter 2023

Of which: German economy	(0.3)	1.8
The German economy continued to weaken until end of 2023, having previously more or less stagnated. Private consumption remained weak, although the impact of inflation has eased. The labor market remained robust and wage growth has already compensated for some loss of purchasing power

U.S. Economy	2.5	1.9
The U.S. economy slowed somewhat towards the end of 2023, with the labor market becoming more balanced and inflationary pressure easing. Private household consumption remained robust. The Fed left its key interest rates unchanged at a high level

Japanese Economy	2.0	0.9
The Japanese economy regained some momentum towards the end of the year. Private consumption benefited from strong wage growth, while inflation did not weaken noticeably. The Bank of Japan's key interest rates remained unchanged at their accommodative level

Asian Economy[4]	5.1	4.1	The Asian economies benefited from China's recovery. Inflation trends varied regionally and were driven not least by food prices. The weakening of global trade had a negative impact on exports
Of which: Chinese Economy	5.2	3.0
As a result of fiscal and monetary policy support, the Chinese economy gained additional momentum in the final quarter of 2023. Nevertheless, the property sector dampened the recovery in private consumption. Inflation rates turned negative in the second half of 2023

1 Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise
2 Sources: Deutsche Bank Research
3 Some economic data for 2022 were revised by public statistics authorities due to the economic effects of the pandemic. As a result, this data may differ from that previously published
4 Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Thailand and Vietnam; excludes Japan
6
Deutsche Bank
Annual Report 2023 on Form 20-F

Banking Industry
	Dec 31, 2023
Growth year-over-year (in %)	Corporate Lending	Retail Lending	Corporate Deposits	Retail Deposits	Main driver
Eurozone	(0.1)	0.2	(0.5)	1.2
Following the previous boom, lending and deposit-taking with both corporates and households essentially slowed to a standstill as a result of significantly higher interest rates, with volumes largely flat over the course of the year. Corporate deposits were slightly more volatile than the other categories

Of which: Germany	1.0	0.7	1.4	2.2
Mortgage lending slowed strongly, to the weakest level since 2012, but remained moderately positive despite the surge in rates. This also pulled down total retail lending. Similarly, loan growth with non-financial corporations fell to a multi-year low, with volumes almost flat year over year. Likewise, outstanding private-sector deposits largely stagnated during the year

U.S.	0.9	3.6	(1.7)[1]	(1.7)[1]
Loan growth with households moderated from the strong dynamics in the previous year, but remained solid. Corporate credit volumes were nearly constant throughout the year, following even greater momentum in 2022. Total deposits contracted until spring and then flattened out, leading to a moderate shrinkage for the full year. It is only the second time this has happened since records began in 1973, and the second time in a row after the mild contraction in 2022, which followed the pandemic boom in 2020/2021

China	14.4	6.9	4.9	13.7
Corporate loans boomed, while retail loans expanded at less than half that pace. Deposit developments were quite the opposite, buoyant inflows from households stood in contrast to a subdued increase from companies

1 Total U.S. deposits as segment breakdown is not available
In 2023, Commercial Real Estate (CRE) markets continued to face headwinds due to the impacts of higher interest rates, decreasing market liquidity combined with tightened lending conditions, and structural changes in the office sector.The market stress has been more pronounced in the U.S., where property price indices point to a greater decline of CRE asset values from recent peaks compared to Europe and APAC. Especially within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe.
The global Origination & Advisory industry fee pool in 2023 fell a further 16%, following a 35% drop in 2022 from record highs in 2021, driven by a subdued Mergers & Acquisitions market, challenging primary credit markets, and largely inactive sponsors. Mergers & Acquisitions in 2023 fell 23% but was still higher than the pre-COVID-19 pandemic fee pool of € 26 billion, while the fourth quarter 2023 had strong volumes. Equity Capital Markets issuance increased in 2023 as equity markets bounced back and volatility was low. The high yield market was up over 60% from a decade-long low, while leveraged loan issuance fell 17% with sponsors choosing to continue their pause on acquisitions. The investment grade bond market remained relatively robust with issuance down 3% in 2023 and has had a strong start to 2024. Within Fixed Income, revenue pools remained at elevated levels compared to historical averages, although below the levels seen in 2022. Foreign exchange activity decreased across the ten most traded currencies globally, with Rates and Emerging Markets each declining from strong levels in the prior year. Conversely within Credit, an increase year on year was driven by a more favorable environment for secondary trading with the general trend of tightening spreads, while in Financing client demand remained stable and broadly aligned to prior year.
7
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank performance

Deutsche Bank reported a net profit of € 6.5 billion, up 16% year on year, due to higher interest income as well as noninterest revenues as the bank delivered revenue growth in 2023. Post-tax profit in 2023 included positive year end deferred tax asset (DTA) valuation adjustments of € 1.0 billion, largely reflecting continuously strong performance in the UK. This compared to a positive year end DTA valuation adjustment of € 1.4 billion in 2022 which related to the bank’s U.S. operations. Provision for credit losses was € 1.5 billion in 2023, up from € 1.2 billion in 2022, or 31 basis points of average loans, slightly above the bank’s guidance, reflecting the continued challenging impact of macroeconomic and interest rate conditions on parts of the credit portfolio during 2023. Deutsche Bank published further details of its plans for distributions to shareholders, following the raising of its capital outlook by € 3 billion in October 2023. The bank plans to increase both share repurchases and dividends by 50% in 2024. The bank has received supervisory approvals for share repurchases of € 675 million initially in 2024, having completed its € 450 million 2023 repurchase program, and plans to recommend a dividend of € 0.45 per share for 2023, up from € 0.30 per share for 2022, at the Annual General Meeting in May 2024.
Profit before tax was € 8.0 billion for the full year 2023, up by 46% compared to the prior year. Revenues grew by 15% to € 31.2 billion, and by 17% excluding specific items. Noninterest expenses were € 21.7 billion, up 6%, with growth driven primarily by nonoperating costs of € 1.1 billion, up from € 474 million in 2022. Adjusted costs, which exclude these nonoperating items, rose 3% to € 20.6 billion, as savings from efficiency measures partly offset costs relating to investments. The cost/income ratio was 70% in 2023, improved from 75.3% in 2022. Post-tax return on average shareholders’ equity (RoE) was 9.1% compared to 8.2% in the prior year. Post-tax return on average tangible shareholders’ equity (RoTE) was 10.2%, compared to 9.1% in 2022, while. The year on year development in both ratios resulted primarily from higher net revenues compared to 2022.
Key Performance Indicators
Financial targets	Financial targets and capital objectives 2025	Status end of 2023	Status end of 2022
Post-tax return on average tangible shareholders’ equity¹	Above 10%	10.2%	9.1%
Compound annual growth rate of revenues from 2021[2]	3.5 to 4.5%[3]	10.5%	6.0%
Cost/income ratio[4]	Less than 62.5%	69.6%	75.3%
Capital objectives
Common Equity Tier 1 capital ratio[5]	~ 13%[6]	13.7%	13.4%
Total payout ratio[7]	50%[8]	22%	35%

1 Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
2 Twelve months period until the end of the respective reporting period compared to full year 2021
3 Target ratio until December 31, 2023;
raised at the beginning of 2024 to 5.5 to 6.5% between 2021 and 2025
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 Further detail on the calculation of this ratio is provided in the Risk Report in this report
6 Target ratio while maintaining a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold
7 Distributions in form of common share dividend paid and share buybacks for cancellation executed in the reporting period in relation to prior period net income attributable to Deutsche Bank shareholders
8 In respect of financial year 2024 onwards
Net revenues were € 31.2 billion in 2023, up 15% year on year, and up 17% if adjusted for specific items. These items included a prior year gain on the sale of Deutsche Bank Financial Advisors in Italy of approximately € 310 million and € 125 million from workout activities related to Sal. Oppenheim in 2022, neither of which recurred in 2023. Both of these items arose in the Private Bank. Additionally, debt valuation adjustments in the Investment Bank had a € 47 million negative impact in 2023 versus a € 49 million benefit in 2022. Compound annual revenue growth since 2021 for the Group was 6.6%, well above the bank’s original target of between 3.5% and 4.5% between 2021 and 2025. Given the progress achieved, the bank raised its target of a compound annual growth rate of revenues to 5.5 to 6.5% between 2021 and 2025 at the beginning of 2024.
8
Deutsche Bank
Annual Report 2023 on Form 20-F

Provision for credit losses was € 1.5 billion in 2023, or 31 basis points of average loans, slightly above the bank’s previously announced guidance, reflecting the continued challenging impact of macro-economic and interest rate conditions on parts of the credit portfolio during the year. In 2022, provision for credit losses was € 1.2 billion, or 25 basis points of average loans.
Noninterest expenses were € 21.7 billion in 2023, up 6% year on year. This development largely reflected a rise in nonoperating costs to € 1.1 billion, up from € 474 million in 2022, largely related to the execution of the bank’s Global Hausbank strategy. 2023 nonoperating costs included restructuring and severance expenses of € 566 million, compared to a release of € 8 million in 2022, and impairments of goodwill and other intangible assets of € 233 million, up from € 68 million in 2022, driven by the goodwill impairment charge related to Numis. Adjusted costs were € 20.6 billion, up 3%. Investments in business growth, controls and efficiency measures were partly offset by the aforementioned realized savings from the bank’s efficiency programs.
Income tax expense was € 1.5 billion in 2023, compared to an income tax benefit of € 107 million in the prior year. The effective tax rate in 2023 of 19% benefited from the abovementioned positive year end DTA valuation adjustments of € 1.0 billion, largely reflecting continuously strong performance in the UK.
Common Equity Tier 1 capital ratio was 13.7% at the end of 2023, up from 13.4% at the end of 2022. Organic capital generation more than offset the combined impacts of dividends, share buybacks, regulatory risk weighted asset inflation and business growth during the year. Capital efficiency measures, which form part of Deutsche Bank’s accelerated execution of its Global Hausbank strategy, delivered RWA reductions of € 13 billion during 2023.
Revenues excluding specific items, adjusted costs, post-tax return on average tangible shareholders’ equity and net Assets (adjusted) are Non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.
9
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank Group

Deutsche Bank’s Organization
Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany and one of the largest financial institutions in the world, as measured by total assets of € 1,317 billion as of December 31, 2023. As of that date, the bank had 90,130 full-time equivalent internal employees and operated in 57 countries with 1,432 branches, of which 66% were located in Germany. The bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
As of December 31, 2023, the bank was organized into the following segments:
– Corporate Bank
– Investment Bank
– Private Bank
– Asset Management
– Corporate & Other
As announced in the Annual Report 2022, having fulfilled the Capital Release Unit’s de-risking and cost reduction mandate from 2019 through year end 2022, the Capital Release Unit ceased to be reported as a separate segment with effect from the first quarter of 2023. The remaining portfolio, resources and employees are reported within the Corporate & Other segment. In line with the change, the Core Bank, which previously represented the Group excluding the Capital Release Unit, ceased to be reported as of the first quarter of 2023. Prior years comparatives have been aligned to the presentation in the current year.
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
10
Deutsche Bank
Annual Report 2023 on Form 20-F

Management Structure

The Management Board has structured the Group as a matrix organization, comprising corporate divisions and infrastructure functions operating in legal entities and branches across geographic locations.
The Management Board is responsible for the management of the company in accordance with the law, the Articles of Association and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. It considers the interests of shareholders, employees and other company-related stakeholders. The Management Board manages Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all entities and branches.
The Management Board decides on all matters prescribed by law and the Articles of Association and ensures compliance with the legal requirements and internal guidelines (compliance) and also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, as well as corporate control and a properly functioning business organization. The members of the Management Board are collectively responsible for managing the bank’s business.
The allocation of functional responsibilities to the individual members of the Management Board is described in its Business Allocation Plan, which sets the framework for the delegation of responsibilities to senior management below the Management Board. The Management Board endorses individual accountability of senior position holders as opposed to joint decision-taking in committees. At the same time, the Management Board recognizes the importance of having comprehensive and robust information across all businesses in order to take well informed decisions and established the “Group Management Committee”, which aims to improve the information flow across the corporate divisions and between the corporate divisions and the Management Board along with the Infrastructure Committees, Business Executive Committees and Regional Committees. The Group Management Committee, which is not required by the German Stock Corporation Act, is a senior committee that is composed of all Management Board members and the most senior business representatives to exchange information and to discuss business, growth and profitability.
11
Deutsche Bank
Annual Report 2023 on Form 20-F

Corporate Bank

Corporate Division Overview
Corporate Bank is primarily focused on serving corporate clients, including the German “Mittelstand”, larger and smaller sized commercial and business banking clients in Germany as well as multinational companies. The division also provides financial institutions with certain transaction banking services. Corporate Bank reports revenues based on three client categories: Institutional Client Services, Corporate Treasury Services and Business Banking.
There have been no significant capital expenditures or divestitures since January 1, 2021.
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
Distribution Channels and Marketing
The corporate coverage function of Corporate Bank focuses on international mid and large corporate clients and is organized into three units: Global Coverage, MidCorps Coverage and Risk Management Solutions. Coverage includes multi-product generalists covering headquarter level and subsidiaries via global, regional and local coverage teams for multinational companies. MidCorps Coverage includes multi-product generalists with a special focus to medium sized enterprises. Risk Management Solutions includes Foreign Exchange, Emerging Markets and Rates product specialists. This unit is managed regionally in Asia Pacific, Americas and EMEA to ensure close connectivity to clients.
Corporate clients are served out of all three of the Corporate Bank’s client categories. Corporate Treasury Services covers mid and large corporate clients across two brands, Deutsche Bank and Postbank, and offers the whole range of solutions across cash, trade financing, lending and risk management for the corporate treasurer. Business Banking covers small corporates and entrepreneur clients and offers a largely standardized product suite and selected contextual-banking partner offerings (e.g., accounting solutions). Institutional Client Services comprises of Cash Management for Institutional clients, Trust and Agency Services, as well as Securities Services.
12
Deutsche Bank
Annual Report 2023 on Form 20-F

Investment Bank

Corporate Division Overview
Investment Bank combines Deutsche Bank’s Fixed Income & Currencies (FIC) Sales & Trading and Origination & Advisory businesses, as well as Deutsche Bank Research. The Investment Bank focuses on its traditional strengths in these markets, bringing together wholesale banking expertise across risk management, sales and trading, investment banking and infrastructure. This enables the Investment Bank to align resourcing and capital across its client and product perimeter to effectively support the bank’s strategic goals.
Commencing from the first quarter of 2024, Investment Bank introduces additional sub-categories to FIC Sales and Trading revenues, entitled “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex Financing”. At the same time, FIC Sales and Trading will be renamed to “Fixed Income & Currencies”. Origination & Advisory revenues will continue to be presented in the sub-categories Debt Origination, Equity Origination and Advisory. Additionally, Research revenues will be reported together with Other in the category “Research and Other”.
In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc (“Numis”). On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. The acquisition is intended to allow Deutsche Bank to accelerate its Global Hausbank strategy by unlocking a much deeper engagement with corporate clients in the United Kingdom. After the initial purchase price allocation, a goodwill of € 233 million related to the transaction was identified. Deutsche Bank assigned the identified goodwill to the Investment Bank cash-generating unit (“CGU”). Given the value of the Investment Bank CGU, the goodwill was considered impaired and written off in the fourth quarter of 2023.
There have been no significant divestitures since January 1, 2021.
Products and Services
FIC Sales & Trading brings together institutional sales, trading and structuring expertise across Foreign Exchange, Rates, Emerging markets, Credit trading and Financing. The FIC Sales & Trading business operates globally and provides both corporate and institutional clients liquidity, market making services and a range of specialized risk management solutions across a broad range of FIC products, complemented by a comprehensive financing offering. The application of technology and continued innovation of transaction lifecycle processes is enabling Deutsche Bank to increase automation/electronification in order to respond to client and regulatory requirements.
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
Distribution Channels and Marketing
Coverage of the Investment Bank’s clients is provided principally by three groups working in conjunction with each other: The Institutional Client Group, which houses the debt sales team, Investment Banking Coverage within Origination & Advisory and Risk Management Solutions in Corporate Bank, which covers capital markets and treasury solutions. The close cooperation between these groups helps to create enhanced synergies leading to increased cross selling of products/solutions to clients.
13
Deutsche Bank
Annual Report 2023 on Form 20-F

Private Bank

Corporate Division Overview
Private Bank serves personal and private clients, wealthy individuals, entrepreneurs and families. The international businesses also focus on commercial clients in selected markets. Private Bank is organized along the businesses Private Bank Germany and International Private Bank.
Commencing from first quarter of 2024, the Private Bank will follow a customer-focused approach by classifying the existing customer base into two distinct categories: Wealth Management & Private Banking and Personal Banking. This approach reflects the aim to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international businesses. The client segment Personal Banking includes retail and affluent customers as well as commercial banking clients in specific international businesses (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client segment).
In August 2021, Deutsche Bank SpA signed an agreement to sell its Deutsche Bank Financial Advisors business in Italy to Zurich Insurance Group (Zurich Italy). The transaction was closed after regulatory approval on October 17, 2022.
There have been no significant capital expenditures since January 1, 2021.
Products and Services
Private Bank’s product range includes payment and account services, credit and deposit products as well as investment advice. These offerings include a range of ESG products, which enable clients to access ESG-compliant lending and investment products in line with ESG values and according to specified ESG strategies, scores and exclusionary criteria.
Private Bank Germany pursues a differentiated, customer-focused approach with two strong and complementary main brands: Deutsche Bank and Postbank. The Deutsche Bank brand focuses on providing their private customers with banking and financial products and services that include sophisticated and individual advisory solutions. The focus of the Postbank brand is on providing its retail customers with standard products and daily retail banking services supported by direct banking capabilities. In cooperation with Deutsche Post DHL AG, Private Bank Germany also offers postal and parcel services in the Postbank brand branches.
International Private Bank also has a differentiated, customer-focused approach with two client categories: Premium Banking and Wealth Management & Bank for Entrepreneurs. International Private Bank provides its clients with banking and other financial services including support in planning, managing and investing wealth, financing personal and business interests and servicing institutional and corporate needs.
Distribution Channels and Marketing
Private Bank pursues an omni-channel approach and customers can flexibly choose between different possibilities to access services and products.
The distribution channels include branch networks, supported by advisory and customer call centers, self-service terminals as well as digital offerings including online and mobile banking. Private Bank also has collaborations with self-employed financial advisors and other sales and cooperation partners, including various cooperations with Business-to-Business-to-Consumer partners in Germany. For the Wealth Management & Bank for Entrepreneurs client category, International Private Bank has a distinct client coverage team approach with relationship and investment managers supported by client service executives assisting clients with wealth management services and open-architecture products. In addition, in Germany, Deutsche Oppenheim Family Offices AG provides family office services, discretionary funds and advisory solutions.
The expansion of digital capabilities remains a strong focus across the businesses as a significant change in client behavior towards digital channels is observed. The Private Bank will continue to optimize the omni-channel mix in the future in order to provide customers with the most convenient access to products and services.
14
Deutsche Bank
Annual Report 2023 on Form 20-F

Asset Management

Corporate Division Overview
With € 896 billion of assets under management as of December 31, 2023, the Asset Management division, which operates under the brand DWS, aspires to be a leading asset manager. DWS serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. These clients include large government institutions, corporations and foundations as well as individual investors. As a regulated asset manager, DWS acts as a fiduciary for clients and is conscious of its societal impact. Responsible investing has been an important part of DWS’s heritage for more than twenty years.
Deutsche Bank retains 79.49% ownership interest in DWS, and asset management remains a core business for the Group. The shares of DWS are listed on the Frankfurt stock exchange.
In 2022, DWS completed the transfer of its digital investment platform into a joint venture with Blackfin. DWS holds a 30% stake in the newly established company MorgenFund GmbH.
There have been no significant capital expenditures since January 1, 2021.
Products and Services
DWS offers individuals and institutions access to investment capabilities across all major asset classes in active equity, fixed income, cash, multi asset and systematic and quantitative investments as well as passive investments including Xtrackers range and alternative investments. The alternative investments include real estate, infrastructure, liquid real assets and sustainable investments. In addition, DWS’s solution strategies are targeted to client needs that cannot be addressed by traditional asset classes alone. Such services include insurance and pension solutions, asset-liability management, portfolio management solutions and asset allocation advisory.
Distribution Channels and Marketing
DWS product offerings are distributed across EMEA, the Americas and Asia Pacific through a global distribution network. DWS also leverages third-party distribution channels, including other divisions of Deutsche Bank Group.
15
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The Infrastructure functions are organized into the following areas of responsibility linked to a dedicated member of the Management Board:
– Chief Executive Office
– Chief Financial Office
– Chief Risk Office
– Chief Administration Office
– Technology, Data and Innovation
– Chief Operating Office
– CB & IB Operations and Controls
Infrastructure also includes Communications & Corporate Social Responsibility, Chief Sustainability Office, Regional Management, Group Audit, Legal, Business Selection and Conflicts Office, Compliance, Anti Financial Crime, Global Procurement, Global Real Estate and Human Resources.
For 2021 and 2022, costs relating to Infrastructure functions were allocated using an actuals to plan approach. From the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in applicable Infrastructure functions. The new approach aims to provide transparency over the drivers of Infrastructure costs and links costs closely to service consumption by segments. Whilst in 2023 the allocations to the corporate divisions continued to be based on planned allocations, except for technology development costs which are charged to divisions based on actual expenditures, from 2024 Infrastructure costs will all be charged to divisions based on actual costs and service consumption in support of the bank’s continued focus on cost discipline.
Significant capital expenditures and divestitures
Information on each corporate division’s significant capital expenditures and divestitures for the last three financial years has been included in the above descriptions of the corporate divisions.
Since January 1, 2021, there have been no public takeover offers by third parties with respect to Deutsche Bank’s shares.
16
Deutsche Bank
Annual Report 2023 on Form 20-F

Results of Operations

Consolidated Results of Operations
The following discussion and analysis should be read in conjunction with the consolidated financial statements.
Condensed consolidated statement of income
in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net interest income	16,122	13,983	11,117	2,139	15	2,866	26
Provision for credit losses	1,505	1,226	515	280	23	710	138
Net interest income after provision for credit losses	14,617	12,757	10,602	1,860	15	2,155	20
Commissions and fee income¹	9,206	9,838	10,934	(632)	(6)	(1,096)	(10)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss¹	5,575	2,962	3,139	2,613	88	(177)	(6)
Net gains (losses) on financial assets at fair value through other comprehensive income	(0)	(216)	237	216	(100)	(453)	N/M
Net gains (losses) on financial assets at amortized cost	(96)	(2)	1	(94)	N/M	(3)	N/M
Net income (loss) from equity method investments	(38)	152	98	(190)	N/M	54	56
Other income (loss)	387	346	13	40	12	333	N/M
Total noninterest income	15,033	13,080	14,421	1,953	15	(1,341)	(9)
Memo: Total net revenues²	31,155	27,063	25,538	4,092	15	1,525	6
Compensation and benefits	11,131	10,712	10,418	418	4	294	3
General and administrative expenses	10,112	9,728	10,821	384	4	(1,093)	(10)
Impairment of goodwill and other intangible assets	233	68	5	165	N/M	64	N/M
Restructuring activities	220	(118)	261	338	N/M	(379)	N/M
Total noninterest expenses	21,695	20,390	21,505	1,305	6	(1,115)	(5)
Profit (loss) before tax	7,955	5,447	3,518	2,508	46	1,929	55
Income tax expense (benefit)	1,503	(107)	923	1,610	N/M	(1,030)	N/M
Profit (loss)	6,452	5,554	2,595	898	16	2,959	114
Profit (loss) attributable to noncontrolling interests	120	134	144	(14)	(11)	(10)	(7)
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	6,332	5,420	2,451	913	17	2,969	121
Profit (loss) attributable to additional equity components	560	500	426	60	12	74	17
Profit (loss) attributable to Deutsche Bank shareholders	5,772	4,919	2,025	853	17	2,895	143

N/M – Not meaningful
1 For further details please refer to Note 1 “Material accounting policies and critical accounting estimates” of this report
2 Total net revenues defined as net interest income before provision for credit losses plus noninterest income
17
Deutsche Bank
Annual Report 2023 on Form 20-F

Net interest income

in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Total interest and similar income	43,546	24,449	16,773	19,097	78	7,677	46
Total interest expenses	27,424	10,466	5,655	16,958	162	4,811	85
Net interest income	16,122	13,983	11,117	2,139	15	2,866	26
Average interest-earning assets[1]	977,624	987,124	938,269	(9,500)	(1)	48,855	5
Average interest-bearing liabilities[1]	735,956	727,265	690,742	8,691	1	36,523	5
Gross interest yield[2]	4.44%	2.33%	1.57%	2.11ppt	90	0.76ppt	48
Gross interest rate paid[3]	3.71%	1.24%	0.53%	2.47ppt	198	0.72ppt	135
Net interest spread[4]	0.73%	1.09%	1.05%	(0.36)ppt	(33)	0.04ppt	4
Net interest margin[5]	1.65%	1.42%	1.18%	0.23ppt	16	0.23ppt	20

ppt – Percentage points
1 Average balances for the year calculated based on month-end balances
2 Gross interest yield as the average interest rate earned on average interest-earning assets
3 Gross interest rate paid as the average interest rate paid on average interest-bearing liabilities
4 Net interest spread as the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities
5 Net interest margin as net interest income as a percentage of average interest-earning assets
2023
Net interest income was € 16.1 billion in 2023, up 15% compared to prior year. The increase of € 2.1 billion was driven by gains on portfolio hedges of interest rate risk, where fair-value hedge accounting cannot be applied under IFRS as issued by the IASB. Net interest income included interest expenses of € 741 million under the Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2023, whereas 2022 included interest income of € 211 million under this program. Overall, the bank's net interest margin was 1.65% in 2023, up from 1.42% in 2022.
2022
Net interest income was € 14.0 billion in 2022 compared to € 11.1 billion in 2021, an increase of € 2.9 billion, or 26%, driven by higher interest rates and strong underlying business performance partly offset by lower benefits from the TLTRO III program. Interest income included € 211 million under the TLTRO III program in 2022, whereas 2021 included € 494 million under this program. Overall, the bank’s net interest margin was 1.42% in 2022, an increase of 23 basis points compared to the prior year.
18
Deutsche Bank
Annual Report 2023 on Form 20-F

Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Trading income	5,506	2,745	1,954	2,761	101	791	41
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	217	(61)	1,106	278	N/M	(1,167)	N/M
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(148)	277	79	(426)	N/M	198	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,575	2,962	3,139	2,613	88	(177)	(6)

N/M – Not meaningful
2023
Net gains on financial assets/liabilities at fair value through profit or loss were € 5.6 billion in 2023, compared to € 3.0 billion in 2022. The increase of € 2.6 billion, or 88% was driven by positive impacts from interest rate hedges in Corporate & Other and an increase in Asset Management from valuation adjustments on guaranteed funds, which had a corresponding offset in other income. The Investment Bank benefited from the non-recurrence of prior year losses on loan commitments and hedge activities in 2023. These drivers were partly offset by decreases in the Private Bank, mainly due to lower mark-to-market impacts from hedge activities, which had a partial offsetting effect in other income and revaluation losses in the Corporate Bank compared to gains in the prior year.
2022
Net gains on financial assets/liabilities at fair value through profit or loss were € 3.0 billion in 2022, compared to € 3.1 billion in 2021. The decrease of € 177 million, or 6%, was driven by negative impacts from interest rate hedges in Corporate & Other as well as an unfavorable change in the fair value of guarantees in Asset Management which had a corresponding offset in other income. The overall decrease was partly offset by mark-to-market gains on derivatives in Investment Bank driven by the ongoing heightened market activity and strong client flows as well as mark-to-market gains from hedge activities in Private Bank, which had an offsetting effect in other income.
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
The bank’s trading and risk management activities include interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments at fair value through profit or loss (i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. The bank’s trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.
In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division.
in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net interest income	16,122	13,983	11,117	2,139	15	2,866	26
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,575	2,962	3,139	2,613	88	(177)	(6)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,697	16,945	14,256	4,752	28	2,689	19

Breakdown by corporate division:[1]
Corporate Bank	5,065	3,720	2,666	1,344	36	1,055	40
Investment Bank	8,102	8,265	6,891	(163)	(2)	1,374	20
Private Bank	6,382	6,612	4,847	(230)	(3)	1,765	36
Asset Management	(11)	(250)	246	239	(95)	(496)	N/M
Corporate & Other	2,160	(1,402)	(393)	3,562	N/M	(1,009)	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,697	16,945	14,256	4,752	28	2,689	19

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss; for a discussion of the corporate divisions’ total revenues by product please refer to Note 4 “Business Segments and related information” of this report
19
Deutsche Bank
Annual Report 2023 on Form 20-F

2023
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 21.7 billion in 2023, compared to € 16.9 billion in 2022, an increase of € 4.8 billion. This impact was largely attributable to positive impacts from interest rate hedges as well as an overall increase in net interest income. In the Corporate Bank, total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 1.3 billion, primarily due to higher net interest income driven by an improved interest rate environment and continued pricing discipline. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in Investment Bank decreased by € 0.2 billion due to lower net interest income, partly offset by mark-to-market impacts on derivatives in FIC Sales & Trading. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in the Private Bank decreased by € 0.2 billion compared to prior year, driven by mark-to-market impacts from hedge activities, with an offsetting effect in other income, partly offset by higher interest income from an improved interest rate environment. The overall movement was supported by positive impacts in Corporate & Other amounting to approximately € 3.6 billion, including benefits from interest rate hedges, as well as in Asset Management of € 0.2 billion, mainly from a more favorable change in the fair value of guarantees.
2022
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 16.9 billion in 2022, compared to € 14.3 billion in 2021, an increase of € 2.7 billion. This was primarily due to higher net interest income driven by an improved interest rate environment and solid underlying business performance. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 1.8 billion in Private Bank. This impact was largely attributable to higher mark-to-market gains from hedge activities which had an offsetting effect in other income. Higher interest rates and continued business growth also had a positive impact on the year-on-year increase; these were also the main drivers for the increase in Corporate Bank by € 1.1 billion. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in Investment Bank increased by € 1.4 billion due to higher positive mark-to-market impacts on derivatives in FIC Sales & Trading driven by the ongoing heightened market activity and strong clients flows. These overall positive effects were partially offset by negative impacts of € 1.0 billion in Corporate & Other, mainly from valuation and timing differences on derivatives and interest rate hedges, as well as in Asset Management of € 0.5 billion, mainly from a less favorable change in the fair value of guarantees.
Provision for credit losses
2023
Provision for credit losses was € 1.5 billion in 2023, up from € 1.2 billion in 2022 or 31 basis points of average loans reflecting the continued challenging macro-economic and interest rate conditions for parts of the credit portfolio during the year. In particular, the Commercial Real Estate sector, and specifically the office sector, was affected by a post-COVID-19-pandemic driven change in demand and came under further pressure from interest rate increases, which led to higher refinancing risks. Provision for non-performing loans related to Stage 3 was € 1.5 billion, spread across various regions and segments, including a notable share of € 400 million related to Commercial Real Estate, especially affecting the Investment Bank. Stage 1 and Stage 2 provision for performing loans was a release of € 33 million, driven by an improved macro-economic outlook compared to 2022 and benefits from model-related changes.
2022
Provision for credit losses was € 1.2 billion in 2022, up from € 515 million in 2021. The year on year development reflected more challenging macroeconomic conditions during most of 2022 against the backdrop of the war in Ukraine, while 2021 benefited from an economic recovery following the easing of COVID-19 restrictions. Provisions were 25 basis points of average loans. Provisions for non-performing loans related to Stage 3 was € 1.0 billion, spread across regions and segments. Stage 1 and Stage 2 provision for performing loans was € 204 million, driven by deteriorating macro-economic forecasts through most of the year.
The sections “Segment results of operations” and “Risk Report” provide further details on provision for credit losses.
20
Deutsche Bank
Annual Report 2023 on Form 20-F

Remaining noninterest income
in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Commissions and fee income[1]	9,206	9,838	10,934	(632)	(6)	(1,096)	(10)
Net gains (losses) on financial assets at fair value through other comprehensive income	(0)	(216)	237	216	(100)	(453)	N/M
Net gains (losses) on financial assets at amortized cost	(96)	(2)	1	(94)	N/M	(3)	N/M
Net income (loss) from equity method investments	(38)	152	98	(190)	N/M	54	56
Other income (loss)	387	346	13	40	12	333	N/M
Total remaining noninterest income	9,458	10,118	11,282	(660)	(7)	(1,164)	(10)

[1] includes:
Commissions and fees from fiduciary activities:
Commissions for administration	280	300	357	(19)	(6)	(57)	(16)
Commissions for assets under management	3,700	3,792	3,734	(93)	(2)	58	2
Commissions for other securities business	441	490	398	(49)	(10)	91	23
Total	4,421	4,582	4,489	(161)	(4)	92	2
Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,105	1,283	2,162	(179)	(14)	(879)	(41)
Brokerage fees	366	540	752	(174)	(32)	(212)	(28)
Total	1,471	1,824	2,914	(353)	(19)	(1,091)	(37)
Fees for other customer services	3,314	3,432	3,530	(119)	(3)	(97)	(3)
Total commissions and fee income	9,206	9,838	10,934	(632)	(6)	(1,096)	(10)

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
Commissions and fee income
2023
Commissions and fee income was € 9.2 billion in 2023, a decrease of € 632 million or 6% compared to 2022. The decrease was driven by lower intermediary fees and transactional revenues as well as changes in contractual conditions in the Private Bank and lower fee income in the Investment Bank primarily due to lower M&A activities. In addition, the decrease was also driven by lower management fees from unfavorable market conditions coupled with margin compression in Asset Management.
2022
Commissions and fee income was € 9.8 billion in 2022, a decrease of € 1.1 billion or 10% compared to 2021. The decrease was driven by significantly lower Origination & Advisory revenues in Investment Bank reflecting continued challenging industry environment, lower Leveraged Debt Capital Markets revenues and a materially reduced fee pool relative to the previous year. In addition, commission and fee income in Private Bank declined reflecting a more challenging macroeconomic environment. In Asset Management performance fees were significantly lower than the previous year due to the absence of a large Multi Asset performance fee reported in 2021. These were partly offset by an increase in commissions and fee income in Corporate Bank driven by solid underlying business performance.
Net gains (losses) on financial assets at fair value through other comprehensive income
2023
Net gains (losses) on financial assets at fair value through other comprehensive income were € (0) million in 2023 and € (216) million in 2022, with the result in the prior year driven by a sale of bonds and securities from the strategic liquidity reserve.
2022
Net gains (losses) on financial assets at fair value through other comprehensive income were € (216) million in 2022 and € 237 million in 2021, with the result in both periods driven by the sale of bonds and securities from the strategic liquidity reserve.
Net gains (losses) on financial assets at amortized cost
2023
Net gains (losses) on financial assets at amortized cost were € (96) million in 2023 compared to € (2) million in 2022, driven by realized losses on disposal of loans held in the hold to collect portfolio.
21
Deutsche Bank
Annual Report 2023 on Form 20-F

2022
Net gains (losses) on financial assets at amortized cost were € (2) million in 2022 compared to € 1 million in 2021, driven by the hold-to-collect portfolio.
Net income (loss) from equity method investments
2023
Net income (loss) from equity method investments was € (38) million in 2023 compared to € 152 million in 2022, a decrease of € 190 million, mainly related to the downward valuation of the underlying loan assets in Huarong Rongde Asset Management Company Limited as well as a gain on exit in 2022 which did not repeat.
2022
Net income (loss) from equity method investments was € 152 million in 2022 compared to € 98 million in 2021, an increase of € 54 million, or 56%, related to lower impairments in Huarong Rongde Asset Management Company Limited in 2022 as compared to 2021.
Other income (loss)
2023
Other income (loss) was € 387 million in 2023 compared to € 346 million in 2022. The improvement was primarily related to gains in the hedging portfolios and the non-recurrence from gains on disposal of assets held for sale, including a gain from the sale of the Deutsche Bank Financial Advisors business in Italy, as well as from workout activities related to Sal. Oppenheim recognized in other revenues in the prior year. This was partly offset by an unfavorable impact from valuation adjustments on fair value of guarantees in Asset Management, which had a corresponding offset in net gains (losses) on financial assets/ liabilities at fair value through profit and loss.
2022
Other income (loss) was € 346 million in 2022 compared to € 13 million in 2021.The improvement was driven by a favorable impact from valuation adjustments on fair value of guarantees in Asset Management which had a corresponding offsetting effect in net gains (losses) on financial assets/liabilities at fair value through profit or loss, as well as from gain on disposal of assets held for sale, including gains from the sale of the Deutsche Bank Financial Advisors business in Italy and from workout activities related to Sal. Oppenheim recognized in other revenues. This was partly offset by a decrease in income in Private Bank driven by the contra-effect of the aforementioned positive impacts in net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Noninterest expenses
in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Compensation and benefits	11,131	10,712	10,418	418	4	294	3
General and administrative expenses¹	10,112	9,728	10,821	384	4	(1,093)	(10)
Impairment of goodwill and other intangible assets	233	68	5	165	N/M	64	N/M
Restructuring activities	220	(118)	261	338	N/M	(379)	N/M
Total noninterest expenses	21,695	20,390	21,505	1,305	6	(1,115)	(5)
N/M – Not meaningful

[1] includes:
Information Technology	3,755	3,680	4,321	76	2	(641)	(15)
Occupancy, furniture and equipment expenses	1,478	1,429	1,727	49	3	(298)	(17)
Regulatory, tax & insurance[2]	1,399	1,285	1,395	114	9	(110)	(8)
Professional services[3]	899	858	924	41	5	(66)	(7)
Banking Services and outsourced operations[3]	964	881	946	82	9	(64)	(7)
Market Data and Research services	374	378	347	(4)	(1)	31	9
Travel expenses	143	110	46	33	30	64	140
Marketing expenses	203	165	178	37	23	(13)	(7)
Other expenses[4]	899	943	938	(44)	(5)	5	0
Total general and administrative expenses	10,112	9,728	10,821	384	4	(1,093)	(10)

2 Includes bank levy of € 528 million in 2023, € 762 million in 2022 and € 553 million in 2021
3 Prior years' comparatives aligned to presentation in the current year
4 Includes litigation related expenses of € 311 million in 2023, € 413 million in 2022 and € 466 million in 2021. For more details, please refer to Note 27 “Provisions” of this report
22
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation and benefits

2023
Compensation and benefits increased by € 418 million or 4% to € 11.1 billion in 2023 compared to € 10.7 billion in 2022. The increase was driven mainly by wage growth, an increase in external workforce as well as an increase in severance costs resulting from the accelerated execution of the bank’s Global Hausbank strategy.
2022
Compensation and benefits increased by € 294 million or 3% to € 10.7 billion in 2022 compared to € 10.4 billion in 2021. The increase was driven primarily by adverse foreign exchange movements, with higher salary costs.
General and administrative expenses
2023
General and administrative expenses increased by € 384 million or 4% to € 10.1 billion in 2023 compared to € 9.7 billion in 2022. The increase was driven by higher expenses in information technology mainly relating to increased vendor and software costs as well as higher operational taxes. This was partly offset by lower litigation expenses which decreased by € 103 million, related to a release of litigation provision and a decrease in bank levies of € 235 million.
2022
General and administrative expenses decreased by € 1.1 billion or 10% to € 9.7 billion in 2022 compared to € 10.8 billion in 2021. The decrease was driven by a significant decline in transformation charges as the bank completed the transformation initiatives announced in 2019. Further reductions were across major cost categories, reflecting the bank’s continued cost reduction efforts. Litigation expenses decreased by € 53 million, partly related to a provision release related to the German Federal Court of Justice (BGH) ruling on pricing arrangements. The declines were partly offset by a year-on-year rise in bank levies of € 210 million.
Impairment of goodwill and other intangible assets
2023
Impairment of goodwill and other intangible assets was € 233 million relating to the impaired goodwill of Numis in the Investment Bank in 2023, compared to € 68 million relating to a historic acquisition of an unamortized intangible asset associated with U.S. mutual fund retail contracts in Asset Management in 2022.
2022
Impairment of goodwill and other intangible assets was € 68 million in 2022, relating to the aforementioned historic acquisition in Asset Management, compared to € 5 million in the Corporate Bank in 2021.
23
Deutsche Bank
Annual Report 2023 on Form 20-F

Restructuring
2023
Restructuring activities were charges of € 220 million in 2023 compared to a release of € (118) million in 2022. The charges were driven primarily by Private Bank in the context of the execution of strategic initiatives.
2022
Restructuring activities were a release of € (118) million in 2022 compared to charges of € 261 million in 2021. The development in both periods was driven primarily by Private Bank in the context of the execution of strategic objectives.
Income tax expense
2023
Income tax expense was € 1.5 billion in 2023, compared to an income tax benefit of € 107 million in the prior year. The effective tax rate in 2023 of 19% benefited from positive year end deferred tax asset valuation adjustments of € 1.0 billion, largely reflecting continuously strong performance in the UK.
2022
Income tax benefit in 2022 was € 107 million compared to an income tax expense of € 923 million in 2021. The effective tax rate in 2022 of (2)% benefited from a positive year end deferred tax asset valuation adjustment of € 1.4 billion, reflecting continued strong performance in Deutsche Bank’s U.S. operations.
Net profit (loss)
2023
Net profit in 2023 was € 6.5 billion, up 16% year on year, due to higher net interest income as well as noninterest revenues. These effects were partly offset by an increase in provision for credit losses as well an increase in income tax expense, including the aforementioned year end deferred tax asset valuation adjustments.
2022
Net profit in 2022 was € 5.6 billion, compared to € 2.6 billion in the prior year. The increase in net profit was primarily driven by strong revenue performance across core businesses, reduced noninterest expenses and the aforementioned tax benefit from a year end deferred tax asset valuation adjustment. Partly offsetting was an increase in provision for credit losses.
24
Deutsche Bank
Annual Report 2023 on Form 20-F

Segment results of operations

The following section is a discussion of the results of the business segments. Please refer to Note 4 “Business Segments and related information” to the consolidated financial statements for information regarding:
– Changes in the format of the bank’s segment disclosure
– The framework of the bank’s management reporting systems
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them. The segmentation is based on the structure of the Group as of December 31, 2023. Prior years comparatives were aligned to the presentation in the current year.
	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,716	9,160	9,575	2,383	2,321	31,155
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,537	2,524	2,806	891	3,372	11,131
General and administrative expenses	2,934	4,136	4,742	934	(2,634)	10,112
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Restructuring activities	(4)	(3)	228	0	(1)	220
Total noninterest expenses	4,466	6,890	7,777	1,825	738	21,695
Noncontrolling interests	0	3	0	163	(166)	0
Profit (loss) before tax	2,984	1,836	1,015	396	1,724	7,955

Assets (in € bn)[2]	264	658	331	10	54	1,317
Loans (gross of allowance for loan losses, in € bn)	117	101	261	0	6	485
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	0	10	625
Average allocated shareholders' equity	13,306	27,593	14,477	5,318	2,456	63,149

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,520	19,979	38,451	4,962	1,218	90,130

Post-tax return on average shareholders’ equity[3]	15.2%	3.8%	4.1%	4.9%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[3]	16.6%	4.0%	4.5%	11.3%	N/M	10.2%
Cost/income ratio[4]	57.9%	75.2%	81.2%	76.6%	N/M	69.6%

[1] includes:
Net interest income	5,113	3,013	6,160	(124)	1,960	16,122
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013

N/M – Not meaningful
3 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at Group level reflects the reported effective tax rate for the Group, which was 19% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
25
Deutsche Bank
Annual Report 2023 on Form 20-F

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	6,337	10,016	9,153	2,608	(1,051)	27,063
Provision for credit losses	335	319	583	(2)	(9)	1,226
Noninterest expenses
Compensation and benefits	1,422	2,376	2,785	899	3,231	10,712
General and administrative expenses	2,786	4,075	4,176	883	(2,192)	9,728
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Restructuring activities	(19)	15	(113)	0	(2)	(118)
Total noninterest expenses	4,188	6,466	6,848	1,850	1,037	20,390
Noncontrolling interests	0	15	0	174	(190)	0
Profit (loss) before tax	1,814	3,217	1,722	584	(1,890)	5,447

Assets (in € bn)[2]	258	677	333	10	67	1,344
Loans (gross of allowance for loan losses, in € bn)	122	103	265	0	6	496
Additions to non-current assets	3	4	177	41	2,267	2,494
Deposits (in € bn)	289	16	317	0	7	629
Average allocated shareholders' equity	12,015	26,036	13,557	5,395	3,105	60,109

Risk-weighted assets (in € bn)	74	139	88	13	46	360
of which: operational risk RWA (in € bn)	5	23	8	3	19	58
Leverage exposure (in € bn)	321	530	344	9	36	1,240
Employees (full-time equivalent)	22,161	18,420	37,716	4,778	1,856	84,930

Post-tax return on average shareholders’ equity[3]	10.0%	8.0%	8.3%	7.4%	N/M	8.2%
Post-tax return on average tangible shareholders’ equity[3]	10.9%	8.4%	9.0%	17.1%	N/M	9.1%
Cost/income ratio[4]	66.1%	64.6%	74.8%	71.0%	N/M	75.3%

[1] includes:
Net interest income	3,628	3,467	5,223	(65)	1,730	13,983
Net income (loss) from equity method investments	4	50	27	66	6	152
[2] includes:
Equity method investments	90	501	99	415	20	1,124

N/M – Not meaningful
Prior years comparatives aligned to presentation in the current year
3 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at Group level reflects the reported effective tax rate for the Group, which was (2)% for the year ended December 31, 2022; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
26
Deutsche Bank
Annual Report 2023 on Form 20-F

	2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	5,153	9,631	8,233	2,708	(186)	25,538
Provision for credit losses	(3)	104	446	5	(36)	515
Noninterest expenses
Compensation and benefits	1,447	2,197	2,808	822	3,145	10,418
General and administrative expenses	3,053	3,843	4,939	846	(1,862)	10,821
Impairment of goodwill and other intangible assets	5	0	0	0	0	5
Restructuring activities	42	47	173	2	(2)	261
Total noninterest expenses	4,547	6,087	7,920	1,670	1,281	21,505
Noncontrolling interests	0	(17)	0	223	(206)	0
Profit (loss) before tax	609	3,458	(133)	809	(1,225)	3,518

Assets (in € bn)[2]	246	616	310	10	142	1,325
Loans (gross of allowance for loan losses, in € bn)	122	93	254	0	7	477
Additions to non-current assets	17	6	149	32	1,733	1,939
Deposits (in € bn)	270	13	313	0	8	604
Average allocated shareholders' equity	11,101	25,281	13,041	5,128	1,987	56,537

Risk-weighted assets (in € bn)	65	141	85	14	46	352
of which: operational risk RWA (in € bn)	6	25	8	3	20	62
Leverage exposure (fully loaded, in € bn)[3]	300	530	321	11	62	1,125
Employees (full-time equivalent)	20,560	16,927	37,458	4,514	3,510	82,969

Post-tax return on average shareholders’ equity[4]	3.2%	9.0%	(1.5)%	11.0%	N/M	3.6%
Post-tax return on average tangible shareholders’ equity[4]	3.5%	9.4%	(1.7)%	25.8%	N/M	4.0%
Cost/income ratio[5]	88.2%	63.2%	96.2%	61.7%	N/M	84.2%

[1] includes:
Net interest income	2,605	3,332	4,601	(5)	584	11,117
Net income (loss) from equity method investments	3	(34)	40	81	9	98
[2] includes:
Equity method investments	72	462	180	349	29	1,091

N/M – Not meaningful
Prior years comparatives aligned to presentation in the current year
3 The leverage ratio exposure is calculated according to CRR as applicable at the reporting date; starting with September 30, 2020, the Group was allowed to exclude certain Euro-based exposures facing Eurosystem central banks from the leverage ratio exposure based on the ECB-decision (EU) 2020/1306 and EU 2021/1074; this exclusion applied until March 31, 2022; the segmental leverage exposures are presented without that exclusion
4The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at Group level reflects the reported effective tax rate for the Group, which was 26% for the year ended December 31, 2021; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
27
Deutsche Bank
Annual Report 2023 on Form 20-F

Corporate Bank

				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services	4,366	3,821	3,072	545	14	749	24
Institutional Client Services	1,906	1,587	1,299	319	20	287	22
Business Banking	1,445	930	781	515	55	148	19
Total net revenues	7,716	6,337	5,153	1,379	22	1,185	23
Of which:
Net interest income	5,113	3,628	2,605	1,485	41	1,022	39
Commissions and fee income	2,328	2,356	2,204	(28)	(1)	151	7
Remaining income	275	354	343	(79)	(22)	11	3
Provision for credit losses	266	335	(3)	(68)	(20)	338	N/M
Noninterest expenses
Compensation and benefits	1,537	1,422	1,447	115	8	(26)	(2)
General and administrative expenses	2,934	2,786	3,053	148	5	(267)	(9)
Impairment of goodwill and other intangible assets	0	0	5	0	N/M	(5)	N/M
Restructuring activities	(4)	(19)	42	15	(77)	(61)	N/M
Total noninterest expenses	4,466	4,188	4,547	278	7	(358)	(8)
Noncontrolling interests	0	0	0	0	N/M	0	N/M
Profit (loss) before tax	2,984	1,814	609	1,169	64	1,205	198

Employees (front office, full-time equivalent)[1]	7,859	7,444	7,441	415	6	3	0
Employees (business-aligned operations, full-time equivalent)[1]	7,853	6,508	5,838	1,345	21	670	11
Employees (allocated central infrastructure, full-time equivalent)[1]	9,808	8,209	7,282	1,599	19	927	13
Total employees (full-time equivalent)[1]	25,520	22,161	20,560	3,359	15	1,600	8
Total assets (in € bn)[1,2]	264	258	246	6	2	12	5
Risk-weighted assets (in € bn)[1]	69	74	65	(5)	(7)	9	14
of which: operational risk RWA (in € bn)[1]	6	5	6	0	5	(0)	(5)
Leverage exposure (in € bn)[1]	307	321	300	(14)	(4)	21	7
Deposits (in € bn)[1]	289	289	270	1	0	18	7
Loans (gross of allowance for loan losses, in € bn)[1]	117	122	122	(5)	(4)	(1)	(1)
Cost/income ratio[3]	57.9%	66.1%	88.2%	N/M	(8.2)ppt	N/M	(22.1)ppt
Post-tax return on average shareholders' equity[4]	15.2%	10.0%	3.2%	N/M	5.2ppt	N/M	6.8ppt
Post-tax return on average tangible shareholders’ equity[4]	16.6%	10.9%	3.5%	N/M	5.7ppt	N/M	7.4ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances
3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
2023
Profit before tax of the Corporate Bank was € 3.0 billion for the full year 2023, up from € 1.8 billion in 2022, driven by higher revenues and lower provision for credit losses, partly offset by higher noninterest expenses. Post-tax return on average shareholders’ equity was 15.2%, up from 10.0% in the prior year. Post-tax return on average tangible shareholders’ equity was 16.6%, up from 10.9% in the prior year. The cost/income ratio was 58%, down from 66% in 2022.
Full year net revenues were € 7.7 billion, 22% higher year on year, driven by increased interest rates and continued pricing discipline, while commission and fee income remained essentially flat. Deposit volume remained essentially flat, while loan volume lowered by € 5 billion, or 4%, due to a more selective balance sheet deployment and negative impact from FX movements.
All of the Corporate Bank’s businesses contributed to revenue growth. Corporate Treasury Services net revenues were € 4.4 billion, up 14% year on year, driven by increased interest rates coupled with essentially flat deposit volume. Institutional Client Services net revenues were € 1.9 billion, 20% higher year on year, benefitting from higher interest rates and higher deposit volume. Business Banking net revenues were € 1.4 billion, 55% higher year on year, reflecting higher interest rate and lagging deposit payouts in Germany supported by essentially flat business volumes.
28
Deutsche Bank
Annual Report 2023 on Form 20-F

Provision for credit losses in 2023 was € 266 million, or 23 basis points of average loans, compared to provisions of € 335 million, or 27 basis points of average loans, in 2022. The reduction reflects releases of Stage 1 and 2 provisions driven by improved macroeconomic outlook and model changes.
Noninterest expenses were € 4.5 billion, up 7% year on year, mainly due to increased nonoperating costs, internal service cost allocations and noncompensation direct costs.
2022
Profit before tax of the Corporate Bank was € 1.8 billion for the full year 2022, up from € 0.6 billion in 2021, driven by higher revenues and lower noninterest expenses, partly offset by increased provision for credit losses. Post-tax return on average shareholders’ equity was 10.0%, up from 3.2% in the prior year. Post-tax return on average tangible shareholders’ equity was 10.9%, up from 3.5% in the prior year. The cost/income ratio was 66%, down from 88% in 2021.
Full year net revenues were € 6.3 billion, 23% higher year on year. Revenue growth was driven by increased interest rates and continued pricing discipline, higher commission and fee income as well as deposit growth and favorable foreign exchange rate movements. Deposits grew by € 18 billion, or 7%, during the year while loan volume decreased by € 1 billion, or 1%.
All of the Corporate Bank’s businesses contributed to revenue growth. Corporate Treasury Services net revenues were € 3.8 billion, up 24% year on year, driven by increased interest rates across all markets, growth in commission and fee income and higher deposits. Institutional Client Services net revenues were € 1.6 billion, 22% higher year on year, benefitting from higher interest rates and favorable foreign exchange movements. Business Banking net revenues were € 930 million, 19% higher year on year, reflecting transition to a positive interest rate environment in Germany in the second half of 2022 and higher commission and fee income from account repricing.
Provision for credit losses was € 335 million in the year, or 27 basis points of average loans, reflecting the weakened macroeconomic environment, from essentially nil in the prior year.
Noninterest expenses were € 4.2 billion, down 8% year on year, as a positive contribution from noncompensation initiatives and lower nonoperating costs were partly offset by foreign exchange rate movements.
29
Deutsche Bank
Annual Report 2023 on Form 20-F

Investment Bank

				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues
Fixed Income, Currency (FIC) Sales & Trading	7,974	8,935	7,063	(961)	(11)	1,871	26
Debt Origination	843	412	1,573	431	105	(1,161)	(74)
Equity Origination	102	101	544	1	1	(443)	(81)
Advisory	301	485	491	(184)	(38)	(6)	(1)
Origination & Advisory	1,246	998	2,608	249	25	(1,610)	(62)
Other	(60)	84	(40)	(144)	N/M	124	N/M
Total net revenues	9,160	10,016	9,631	(856)	(9)	385	4
Provision for credit losses	431	319	104	112	35	215	N/M
Noninterest expenses
Compensation and benefits	2,524	2,376	2,197	149	6	179	8
General and administrative expenses	4,136	4,075	3,843	61	1	232	6
Impairment of goodwill and other intangible assets	233	0	0	233	N/M	0	N/M
Restructuring activities	(3)	15	47	(18)	N/M	(32)	(68)
Total noninterest expenses	6,890	6,466	6,087	424	7	379	6
Noncontrolling interests	3	15	(17)	(12)	(79)	32	N/M
Profit (loss) before tax	1,836	3,217	3,458	(1,381)	(43)	(241)	(7)

Employees (front office, full-time equivalent)[1]	4,940	4,334	4,212	606	14	122	3
Employees (business-aligned operations, full-time equivalent)[1]	3,050	3,298	2,928	(248)	(8)	370	13
Employees (allocated central infrastructure, full-time equivalent)[1]	11,989	10,788	9,787	1,201	11	1,001	10
Total employees (full-time equivalent)[1]	19,979	18,420	16,927	1,559	8	1,493	9
Total assets (in € bn)[1,2]	658	677	616	(18)	(3)	61	10
Risk-weighted assets (in € bn)[1]	140	139	141	0	0	(1)	(1)
of which: operational risk RWA (in € bn)[1]	22	23	25	(2)	(7)	(2)	(7)
Leverage exposure (in € bn)[1]	546	530	530	17	3	(1)	(0)
Deposits (in € bn)[1]	18	16	13	1	9	4	28
Loans (gross of allowance for loan losses, in € bn)[1]	101	103	93	(2)	(2)	10	11
Cost/income ratio[3]	75.2%	64.6%	63.2%	N/M	10.7ppt	N/M	1.4ppt
Post-tax return on average shareholders’ equity[4]	3.8%	8.0%	9.0%	N/M	(4.2)ppt	N/M	(1.0)ppt
Post-tax return on average tangible shareholders’ equity[4]	4.0%	8.4%	9.4%	N/M	(4.3)ppt	N/M	(1.1)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year end
2 Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances
3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
2023
Profit before tax in 2023 was € 1.8 billion, down € 1.4 billion, or 43% compared to 2022. This reflects a decline of profit before tax in FIC Sales & Trading revenues compared to a very strong prior year, higher costs driven by strategic investments into the business, including the acquisition of Numis, and increased Provision for credit losses. Post-tax return on average shareholders’ equity was 3.8%, down from 8.0% in the prior year. Post-tax return on average tangible shareholders’ equity was 4.0%, down from 8.4% in the prior year. The cost/income ratio in 2023 was 75%, compared to 65% in 2022.
Net revenues were € 9.2 billion, a decrease of € 856 million, or 9% year on year.
Revenues in FIC Sales & Trading were € 8.0 billion, down € 961 million, or 11% compared to 2022, which was the best FIC revenue performance in a decade. Revenues in Rates, Emerging Markets and Foreign Exchange were all significantly lower, reflecting reduced levels of market volatility and activity. Credit Trading revenues were significantly higher due to the improved performance of Credit Flow following investments into the business. Financing revenues were robust and essentially flat to the prior year.
30
Deutsche Bank
Annual Report 2023 on Form 20-F

Origination & Advisory revenues were € 1.2 billion, an increase of € 249 million, or 25% year on year. This was primarily driven by the non-recurrence of material leveraged lending markdowns in Leveraged Debt Capital Markets. Investment Grade debt revenues were lower, reflecting a decline in the industry fee pool (source: Dealogic). Advisory revenues were significantly lower due to reduced levels of announced deals coming into 2023. Equity Origination revenues were essentially flat to the prior year.
Other revenues were negative € 60 million, compared to positive € 84 million in 2022. The year on year decrease was materially driven by a loss of € 47 million relating to the impact of debt valuation adjustments on certain derivative liabilities versus a gain of € 49 million in the prior year.
Provision for credit losses was € 431 million, or 42 basis points of average loans, an increase of € 112 million year on year due to increased levels of stage 3 impairments, primarily in relation to Commercial Real Estate.
Noninterest expenses in 2023 were € 6.9 billion, an increase of € 424 million or 7% year on year, primarily driven by an impairment of Goodwill due to the Numis acquisition, as well as strategic investments made across the business and in line with the previously communicated strategy.
2022
Profit before tax was € 3.2 billion in 2022, a decrease of € 241 million versus a very strong prior year. Slightly higher revenues were more than offset by significantly higher provision for credit losses and slightly higher noninterest expenses. Post-tax return on average shareholders’ equity was 8.0%, down from 9.0% in the prior year. Post-tax return on average tangible shareholders’ equity was 8.4%, down from 9.4% in the prior year. The cost/income ratio in 2022 was 65%, compared to 63% in 2021.
Net revenues were € 10.0 billion in 2022, an increase of € 385 million, or 4% compared to 2021.
Revenues in FIC Sales & Trading were € 8.9 billion, an increase of € 1.9 billion, or 26%, versus the prior year, with strong year on year growth across the majority of the franchise. Rates, Foreign Exchange and Emerging Markets revenues were all significantly higher, reflecting heightened levels of market activity, increased client flows and disciplined risk management. Financing revenues were higher, driven primarily by higher net interest income, as a result of increased lending activity. Revenues in Credit Trading were significantly lower due to the non-recurrence of the contribution from a concentrated distressed credit position in the prior year and a challenging market environment.
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
Other revenues were positive € 84 million, compared to negative € 40 million in 2021. The year on year increase was materially driven by a gain of € 49 million relating to the impact of debt valuation adjustments on certain derivative liabilities versus a loss of € 28 million in 2021. Additionally, 2021 was negatively impacted by the reversal of previously recorded Collateralized Loan Obligation hedge gains, which had resulted from the release of underlying provision for credit losses. These did not re-occur in 2022.
Provision for credit losses was € 319 million, or 32 basis points of average loans, an increase of € 215 million versus prior year, primarily driven by a weakened macroeconomic environment whilst the prior year benefited from a post COVID-19 recovery.
Noninterest expenses in 2022 were € 6.5 billion, an increase of € 379 million or 6% compared to prior year, reflecting the impact of foreign exchange translation and increased bank levies.
31
Deutsche Bank
Annual Report 2023 on Form 20-F

Private Bank

				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues:
Private Bank Germany	6,070	5,325	5,006	745	14	319	6
International Private Bank	3,505	3,828	3,226	(322)	(8)	601	19
Premium Banking	986	942	934	44	5	8	1
Wealth Management & Bank for Entrepreneurs	2,520	2,886	2,292	(366)	(13)	593	26
Total net revenues	9,575	9,153	8,233	422	5	920	11
of which:
Net interest income	6,160	5,223	4,601	937	18	622	14
Commissions and fee income	2,852	3,155	3,206	(303)	(10)	(51)	(2)
Remaining income	563	775	426	(212)	(27)	349	82
Provision for credit losses	783	583	446	201	34	137	31
Noninterest expenses:
Compensation and benefits	2,806	2,785	2,808	21	1	(22)	(1)
General and administrative expenses	4,742	4,176	4,939	566	14	(764)	(15)
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	228	(113)	173	341	N/M	(285)	N/M
Total noninterest expenses	7,777	6,848	7,920	929	14	(1,072)	(14)
Noncontrolling interests	0	0	0	(0)	(12)	0	N/M
Profit (loss) before tax	1,015	1,722	(133)	(707)	(41)	1,855	N/M

Employees (front office, full-time equivalent)[1]	20,599	21,092	21,973	(492)	(2)	(881)	(4)
Employees (business-aligned operations, full-time equivalent)[1]	5,637	5,816	6,060	(179)	(3)	(243)	(4)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,215	10,808	9,426	1,407	13	1,382	15
Total employees (full-time equivalent)[1]	38,451	37,716	37,458	735	2	258	1
Total assets (in € bn)[1,2]	331	333	310	(2)	(1)	22	7
Risk-weighted assets (in € bn)[1]	86	88	85	(1)	(2)	2	3
of which: operational risk RWA (in € bn)[1]	8	8	8	0	0	0	1
Leverage exposure (in € bn)[1]	339	344	321	(6)	(2)	24	7
Deposits (in € bn)[1]	308	317	313	(10)	(3)	4	1
Loans (gross of allowance for loan losses, in € bn)[1]	261	265	254	(4)	(1)	10	4
Assets under Management (in € bn)[1,3]	559	518	554	40	8	(36)	(6)
Net flows (in € bn)	29	30	30	(1)	(4)	(0)	(1)
Cost/income ratio[4]	81.2%	74.8%	96.2%	N/M	6.4ppt	N/M	(21.4)ppt
Post-tax return on average shareholders' equity[5]	4.1%	8.3%	(1.5)%	N/M	(4.2)ppt	N/M	9.8ppt
Post-tax return on average tangible shareholders’ equity[5]	4.5%	9.0%	(1.7)%	N/M	(4.6)ppt	N/M	10.7ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances
3 The Group defines assets under management as (a) assets held on behalf of customers for investment purposes and/or (b) client assets that are managed by the bank; assets under management are managed on a discretionary or advisory basis, or these assets are deposited with the bank; deposits are considered assets under management if they serve investment purposes; in the Private Bank Germany and Premium Banking, this includes term deposits and savings deposits; in Wealth Management & Bank for Entrepreneurs, it is assumed that all customer deposits are held with the bank primarily for investment purposes; in instances in which Private Bank distributes investment products qualifying as assets under management which are managed by DWS these are reported as assets under management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years
2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
2023
Private Bank recorded a profit before tax of € 1.0 billion in 2023, compared to € 1.7 billion in the prior year, a decline of 41%. The year-on-year development reflected significant nonoperating costs and revenue items. Nonoperating costs were € 468 million in 2023, compared to a benefit of € 147 million in 2022. Furthermore, 2022 revenues included € 430 million in specific items which did not recur in 2023. These items impacted key ratios, with the cost/income ratio rising to 81%, from 75% in the prior year, while post-tax return on average shareholders’ equity declined to 4.1%, from 8.3% in 2022 and post-tax return on average tangible shareholders’ equity declined to 4.5%, from 9.0% in the prior year. Excluding nonoperating cost and specific revenue items, profit before tax would have been up 30% year on year.
32
Deutsche Bank
Annual Report 2023 on Form 20-F

Net revenues were € 9.6 billion, up 5% year on year, or up 10% if adjusted for the non-recurrence of the aforementioned € 430 million of specific items from last year. These included a gain of approximately € 310 million from the sale of the Deutsche Bank Financial Advisors business in Italy, and positive impacts from Sal. Oppenheim workout activities. Revenue growth was driven by higher net interest income from deposit products, partly offset by lower fee income and lower loan revenues in a rising interest rate environment. The Private Bank attracted net inflows into assets under management of € 29 billion in 2023, with net inflows in both investment products and deposits. Loan development reflected lower client demand, mainly in mortgage loans in Germany and client deleveraging in APAC.
In Private Bank Germany, net revenues grew by 14% to € 6.1 billion as higher net interest income from deposit products more than offset impacts from lower fee income due to changes in contractual and regulatory conditions.
In the International Private Bank, net revenues were € 3.5 billion, down 8% year on year, or up 5% if adjusted for the aforementioned impact of specific items, from non-recurring revenues of approximately € 50 million following the business divestiture in Italy. Higher deposit revenues were offset by lower loan and investment revenues mainly in the APAC region.
Assets under management in the Private Bank were € 559 billion at year end, up € 40 billion in the year. The increase was mainly driven by net inflows of € 29 billion and by a € 19 billion beneficial impact from higher market levels partly offset by € 4 billion negative impact from foreign exchange rate movements.
Provision for credit losses was € 783 million, or 30 basis points of average loans, compared to € 583 million, or 22 basis points of average loans in the prior year. The increase mainly reflected a more difficult macroeconomic environment, higher impacts of single name losses in the International Private Bank and effects from temporary operational backlog related to the Postbank IT migration, while provision for credit losses in 2022 benefited from releases following sales of non-performing loans. The development of the overall portfolio continued to reflect the high quality of the loan book, especially in the retail businesses, and ongoing tight risk discipline.
Noninterest expenses were € 7.8 billion, up 14% year on year, driven predominantly by the aforementioned € 468 million in nonoperating costs, including restructuring and severance of € 346 million and litigation charges of € 123 million, compared to releases of nonoperating costs of € 147 million in 2022. Adjusted costs, which exclude these items, were up 4%, mainly reflecting investments in Group control functions, strategic initiatives, higher internal cost allocations, Postbank service remediation and inflation impacts. These were partly mitigated by continued savings from transformation programs and reduced regulatory charges.
2022
Private Bank recorded a profit before tax of € 1.7 billion in 2022 compared to a loss of € 133 million in the prior year, the highest profit before tax since the formation of Private Bank in 2019. Post-tax return on average shareholders’ equity was 8.3%, up from negative 1.5% in 2021, with post-tax return on average tangible shareholders’ equity rose to 9.0%, up from negative 1.7% in the prior year. The cost/income ratio improved to 75%, down from 96% in the prior year, reflecting growth of 11% in revenues combined with a reduction of 14% in noninterest expenses.
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
In International Private Bank, net revenues were € 3.8 billion, up 19% year on year, and up 9% if adjusted for the aforementioned gain on sale, and for Sal. Oppenheim workout activities. Revenue growth was mainly attributable to higher deposit revenues due to interest rate increases, continued loan book expansion and positive foreign exchange rate movements. Revenues from investment products benefitted from net inflows but were also impacted by a more challenging market environment. International Private Bank attracted net new volumes of € 29 billion across loans and assets under management in the full year, the highest since its formation.
33
Deutsche Bank
Annual Report 2023 on Form 20-F

Assets under management in Private Bank declined by € 36 billion to € 518 billion at year end. This development reflected € 56 billion in negative impacts from market developments and a € 15 billion disposal net effect after the sale of the Financial Advisors business in Italy, partly offset by € 30 billion net inflows and a € 6 billion positive impact from foreign exchange rate movements.
Provision for credit losses was € 583 million, or 22 basis points of average loans, partly driven by certain single exposures in the international franchise. Excluding these, the development of the overall portfolio continued to reflect the high quality of the loan book and ongoing tight risk discipline. This compares to € 446 million provision for credit losses in the prior year, which benefitted from a more stable macroeconomic environment.
Noninterest expenses were € 6.8 billion, a reduction of 14% year on year. This development reflected a positive impact from the release of litigation provisions recorded in the prior year related to the BGH ruling, lower restructuring expenses in the context of the execution of strategic objectives and a year-on-year reduction in adjusted costs of 7%. The latter was driven by incremental savings from transformation initiatives including workforce reductions and the closure of more than 170 branches. Ongoing cost management and lower internal service cost allocations also contributed to the reduction in adjusted costs. These effects were partly offset by a negative impact from foreign exchange rate movements.
34
Deutsche Bank
Annual Report 2023 on Form 20-F

Asset Management

				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,314	2,458	2,370	(143)	(6)	88	4
Performance and transaction fees	128	125	212	2	2	(86)	(41)
Other	(59)	24	126	(84)	N/M	(102)	(81)
Total net revenues	2,383	2,608	2,708	(225)	(9)	(100)	(4)
Provision for credit losses	(1)	(2)	5	1	(50)	(6)	N/M
Noninterest expenses
Compensation and benefits	891	899	822	(8)	(1)	77	9
General and administrative expenses	934	883	846	50	6	37	4
Impairment of goodwill and other intangible assets	0	68	0	(68)	N/M	68	N/M
Restructuring activities	0	0	2	(0)	(15)	(2)	(95)
Total noninterest expenses	1,825	1,850	1,670	(26)	(1)	180	11
Noncontrolling interests	163	174	223	(12)	(7)	(49)	(22)
Profit (loss) before tax	396	584	809	(188)	(32)	(225)	(28)

Employees (front office, full-time equivalent)[1]	2,023	2,024	1,913	(2)	(0)	111	6
Employees (business-aligned operations, full-time equivalent)[1]	2,363	2,258	2,159	105	5	100	5
Employees (allocated central infrastructure, full-time equivalent)[1]	576	495	442	81	16	53	12
Total employees (full-time equivalent)[1]	4,962	4,778	4,514	185	4	264	6
Total assets (in € bn)[1,2]	10	10	10	0	2	(0)	(2)
Risk-weighted assets (in € bn)[1]	15	13	14	2	18	(2)	(11)
of which: operational risk RWA (in € bn)[1]	3	3	3	0	2	0	2
Leverage exposure (in € bn)[1]	10	9	11	0	3	(1)	(11)
Assets under Management (in € bn)[1,3]	896	821	928	75	9	(106)	(11)
Net flows (in € bn)	28	(20)	48	48	N/M	(68)	N/M
Cost/income ratio[4]	76.6%	71.0%	61.7%	N/M	5.6ppt	N/M	9.3ppt
Post-tax return on average shareholders' equity[5]	4.9%	7.4%	11.0%	N/M	(2.5)ppt	N/M	(3.6)ppt
Post-tax return on average tangible shareholders’ equity[5]	11.3%	17.1%	25.8%	N/M	(5.9)ppt	N/M	(8.7)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year end
2 Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances
3 The Group defines assets under management as (a) assets held on behalf of customers for investment purposes and/or (b) client assets that are managed by the bank; assets under management are managed on a discretionary or advisory basis, or these assets are deposited with the bank; deposits are considered assets under management if they serve investment purposes; in the Private Bank Germany and Premium Banking, this includes term deposits and savings deposits; in Wealth Management & Bank for Entrepreneurs, it is assumed that all customer deposits are held with the bank primarily for investment purposes; in instances in which Private Bank distributes investment products qualifying as assets under management which are managed by DWS these are reported as assets under management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report
2023
Profit before tax was € 396 million, down 32%, mainly driven by lower revenues. Post-tax return on average shareholders’ equity was 4.9%, down from 7.4% in the prior year. Post-tax return on average tangible shareholders’ equity was 11.3%, down from 17.1% in the prior year. The cost/income ratio was 77%, up from 71% in 2022.
Net revenues in 2023 were € 2.4 billion, down 9% compared to 2022, resulting from significantly lower other revenues driven by higher funding costs and lower investment income, as well as slightly lower management fees due to negative market developments, the composition of the net inflows in Alternatives and margin compression in other product classes. Performance and transaction fees were essentially flat compared to full year 2022.
Noninterest expenses were € 1.8 billion in 2023, down 1%. Adjusted costs increased by 3%, mainly due to higher IT costs to support transformation and higher banking servicing costs driven by a rise in assets under management in the Passive business, while compensation and benefits remained essentially flat. Non-operating costs were significantly lower due to a € 68 million impairment of an unamortized intangible asset related to U.S. mutual fund retail contracts in the prior year.
Net flows were positive € 28 billion, primarily in Passive, Cash and Multi Assets products. This was partly offset by net outflows in Equity and Systematic & Quantitative Investments (SQI), while net flows in Alternatives and Fixed Income being essentially flat. ESG products attracted net inflows of € 5 billion in 2023 primarily into Xtrackers.
35
Deutsche Bank
Annual Report 2023 on Form 20-F

Assets under Management increased by € 75 billion, or 9%, to € 896 billion during 2023, mainly driven by positive market developments and net inflows, while foreign exchange rate movements had a negative impact.
The following table provides the development of assets under management during 2023, broken down by product type as well as the respective management fee margins:
in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under management
Balance as of December 31, 2022	99	194	68	64	80	199	118	821
Inflows	13	37	15	10	608	93	14	788
Outflows	(15)	(36)	(11)	(11)	(602)	(71)	(13)	(760)
Net Flows	(2)	0	4	(2)	6	21	0	28
FX impact	(1)	(3)	(0)	(0)	(2)	(4)	(2)	(12)
Performance	11	12	3	5	1	31	(5)	57
Other	0	0	1	(1)	0	0	0	1
Balance as of December 31, 2023	107	204	76	66	85	247	111	896
Management fee margin (in bps)	69	11	30	31	4	17	47	27

2022
Profit before tax was € 584 million, down 28%, mainly driven by significantly lower performance fees and other income, and an impairment of intangibles assets. Adjusted for restructuring and severance expenses and impairments of goodwill and other intangible assets, profit before tax was € 689 million, down 17%. Post-tax return on average shareholders’ equity was 7.4%, down from 11.0% in the prior year. Post-tax return on average tangible shareholders’ equity was 17.1%, down from 25.8% in the prior year. The cost/income ratio was 71%, up from 62% in 2021.
Net revenues for 2022 were € 2.6 billion, down 4%, as higher management fees were more than offset by significantly lower performance fees, reflecting the non-recurrence of a performance fee of € 89 million from an Active Asset fund recognized in 2021, and significantly lower other revenues.
Noninterest expenses were € 1.8 billion in 2022, up 11%. Adjusted costs increased by 5%, mainly due to higher compensation and benefits driven by a rise in headcount to support transformation and growth. Non-operating costs include a € 68 million impairment of an unamortized intangible asset related to U.S. mutual fund retail contracts. The cost/income ratio was 71%, up 9 percentage points compared to the prior year.
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

36
Deutsche Bank
Annual Report 2023 on Form 20-F

Corporate & Other

				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues	2,321	(1,051)	(186)	3,372	N/M	(866)	N/M
Provision for credit losses	26	(9)	(36)	35	N/M	27	(76)
Noninterest expenses
Compensation and benefits	3,372	3,231	3,145	141	4	86	3
General and administrative expenses	(2,634)	(2,192)	(1,862)	(441)	20	(331)	18
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(1)	(2)	(2)	1	(40)	0	(22)
Total noninterest expenses	738	1,037	1,281	(299)	(29)	(244)	(19)
Noncontrolling interests	(166)	(190)	(206)	24	(12)	16	(8)
Profit (loss) before tax	1,724	(1,890)	(1,225)	3,614	N/M	(665)	54

Employees (C&O, net, full-time equivalent)[1]	1,218	1,856	3,510	(638)	(34)	(1,654)	(47)
Employees (central infrastructure allocated to businesses, full-time equivalent)[1]	34,588	30,300	26,937	4,288	14	3,363	12
Total Employees (full-time equivalent)[1]	35,806	32,156	30,447	3,650	11	1,709	6
Risk-weighted assets (in € bn)[1]	40	46	46	(6)	(13)	(0)	(0)
Leverage exposure (in € bn)[1]	39	36	62	3	7	(25)	(41)

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2023
Corporate & Other reported a profit before tax of € 1.7 billion in 2023 compared to a loss before tax of € 1.9 billion in 2022, primarily reflecting higher revenues.
Net revenues were positive € 2.3 billion in 2023, compared to negative € 1.1 billion in 2022. Revenues related to valuation and timing differences were positive € 3.1 billion in 2023, reflecting gains on portfolio hedges of interest rate risk, where fair-value hedge accounting cannot be applied under IFRS as issued by the IASB. Net revenues relating to funding and liquidity were negative € 242 million in 2023, versus negative € 311 million in 2022.
Noninterest expenses were € 738 million in 2023, a reduction of € 299 million, or 29%, compared to 2022. The reduction was primarily driven by positive € 37 million litigation releases in 2023, compared to a charge of € 261 million in 2022. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 582 million in 2023, versus € 510 million in 2022.
Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in Corporate & Other. These amounted to € 166 million in 2023, compared to € 190 million in 2022, mainly related to DWS.
2022
Corporate & Other reported a loss before tax of € 1.9 billion in 2022 compared to a loss before tax of € 1.2 billion in 2021, primarily reflecting more-negative net revenues.
Net revenues were negative € 1.1 billion in 2022, compared to negative € 186 million in 2021. Revenues related to valuation and timing differences were negative € 267 million in 2022, compared to positive € 286 million in 2021. Net revenues relating to funding and liquidity were negative € 311 million in 2022, versus negative € 242 million in 2021.
Noninterest expenses were € 1.0 billion in 2022, compared to € 1.3 billion in 2021, a reduction of 19% year-on-year. This reduction was primarily driven by legacy portfolios, reflecting lower internal service charges and a decline in direct compensation and noncompensation costs. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 510 million in 2022, versus € 460 million in 2021.
Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in Corporate & Other. These amounted to € 190 million in 2022, compared to € 206 million in 2021, mainly related to DWS.
37
Deutsche Bank
Annual Report 2023 on Form 20-F

Financial Position

Assets
in € m. (unless stated otherwise)	Dec 31, 2023	Dec 31, 2022	Absolute Change	Change in %
Cash, central bank and interbank balances	184,556	186,091	(1,535)	(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowed	14,764	11,478	3,286	29
Financial assets at fair value through profit or loss	465,273	482,545	(17,272)	(4)
Of which: Trading assets	125,275	92,867	32,408	35
Of which: Positive market values from derivative financial instruments	251,877	299,856	(47,979)	(16)
Of which: Non-trading financial assets mandatory at fair value through profit and loss	88,047	89,654	(1,608)	(2)
Financial assets at fair value through other comprehensive income	35,546	31,675	3,871	12
Loans at amortized cost	479,353	491,175	(11,822)	(2)
Remaining assets	137,774	141,252	(3,478)	(2)
Of which: Brokerage and securities related receivables	72,566	71,250	1,317	2
Total assets	1,317,266	1,344,217	(26,951)	(2)

Liabilities and Equity
in € m. (unless stated otherwise)	Dec 31, 2023	Dec 31, 2022	Absolute Change	Change in %
Deposits	625,486	629,183	(3,697)	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	3,042	585	2,456	N/M
Financial liabilities at fair value through profit or loss	366,494	388,138	(21,644)	(6)
Of which: Trading liabilities	44,005	50,616	(6,611)	(13)
Of which: Negative market values from derivative financial instruments	238,278	282,418	(44,140)	(16)
Of which: Financial liabilities designated at fair value through profit or loss	83,727	54,634	29,092	53
Other short-term borrowings	9,620	5,122	4,498	88
Long-term debt	119,390	131,525	(12,135)	(9)
Remaining liabilities	116,903	117,522	(619)	(1)
Of which: Brokerage and securities related payables	81,539	82,711	(1,173)	(1)
Total liabilities	1,240,935	1,272,076	(31,141)	(2)
Total equity	76,330	72,141	4,190	6
Total liabilities and equity	1,317,266	1,344,217	(26,951)	(2)

Movements in Assets and Liabilities
As of December 31, 2023, the total balance sheet of € 1.3 trillion was essentially flat compared to year-end 2022.
Trading assets increased by € 32.4 billion, mainly due to increased exposure in government securities from higher client flows and desk positioning in relation to the current environment. Corresponding liabilities decreased by € 6.6 billion, primarily driven by decreased short positions in government bonds in Europe rates business.
Positive and negative market values of derivative financial instruments decreased by € 48.0 billion and € 44.1 billion, respectively, driven by foreign exchange products primarily due to the weakening of the U.S. dollar against the euro and de-risking.
The decline was also observed in interest rate products due to moves in interest rate curves.
Loans at amortized cost decreased by € 11.8 billion, primarily driven by lower demand and continued selective balance sheet deployment in the Corporate Bank as well as lower mortgage origination in the Private Bank.
Financial liabilities designated at fair value through profit or loss increased by € 29.1 billion, mainly attributable to an increase in securities sold under repurchase agreements as a result of increased secured funding of trading inventory and client activities; as well as an increase in long term debt driven by new issuances in FIC business in the Investment Bank.
Other short-term borrowings increased by € 4.5 billion, mainly driven by newly issued commercial paper.
Long term debt at amortized cost decreased by € 12.1 billion as a result of prepayment of TLTRO and matured issuances, which were partly offset by new issuances during the year.
The overall movement of the balance sheet included a decrease of € 18.6 billion due to foreign exchange rate movements, mainly driven by a weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
38
Deutsche Bank
Annual Report 2023 on Form 20-F

Liquidity
Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 remained flat at € 219 billion for both December 31, 2023 and December 31, 2022. This is primarily due to the repayment of TLTRO liabilities offset by business portfolio movements. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 42 billion, such that the Group’s total Liquidity Reserves were € 261 billion as at the end of December 31, 2023. As at the end of December 31, 2022 these additional liquid assets were € 37 billion, such that the Group’s total Liquidity Reserves were € 256 billion. The Liquidity Coverage Ratio was 140% at the end fourth quarter of 2023, a surplus to regulatory requirements of € 62 billion as compared to 142% as at the end of fourth quarter of 2022, a surplus to regulatory requirements of € 64 billion.
Equity
Total equity as of December 31, 2023, was € 76.3 billion compared to € 72.1 billion as of December 31, 2022, an increase of € 4.2 billion. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 6.3 billion and treasury shares distributed under share-based compensation plans of € 407 million. Further contributing factors include unrealized net gains on accumulated other comprehensive income, mainly on derivatives hedging cash flows of € 592 million, net of tax, as well as attributable to financial assets at fair value through other comprehensive income of € 264 million, net of tax. These were partially offset by negative impacts from foreign currency translation of € 1.1 billion, net of tax, primarily resulting from the weakening of the U.S. dollar against the Euro, net purchases of treasury shares of € 857 million, coupons paid on additional equity components of € 498 million as well as cash dividends paid to Deutsche Bank shareholders of € 610 million. Further contributing factors include remeasurement losses related to defined benefit plans of € 148 million, net of tax, a net change in share awards for the period of € 94 million and cash dividends paid to noncontrolling interests of € 100 million.
On February 28, 2023, Deutsche Bank cancelled 26.5 million of its common shares, concluding its 2022 share buyback program. The cancellation reduced the nominal value of the shares by € 68 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million. The shares had already been deducted from the reported total equity on December 31, 2022. Therefore, the cancellation did not reduce the reported total equity in 2023.
On July 25, 2023, the Management Board of Deutsche Bank AG decided to initiate the 2023 share buyback program of up to € 450 million. The share buyback program started on August 2, 2023 and ended on December 8, 2023. In this period Deutsche Bank repurchased 45.5 million common shares. The repurchase of these shares has reduced the reported total equity by € 450 million as of December 31, 2023.
Own Funds
Deutsche Bank’s CRR/CRD Common Equity Tier 1 capital as of December 31, 2023 remains materially flat at € 48.1 billion, compared to December 31, 2022. The Risk-weighted assets (RWA) decreased by € 10.3 billion to € 349.7 billion as of December 31, 2023, compared to € 360.0 billion as of December 31, 2022. The CET 1 capital ratio increased to 13.7% on December 31, 2023, from 13.4% on December 31, 2022, as a result of a decrease in RWA.
The Bank’s Tier 1 capital as of December 31, 2023, amounted to € 56.4 billion, consisting of a CET 1 capital of € 48.1 billion and Additional Tier 1 capital of € 8.3 billion. The Tier 1 capital was € 0.2 billion lower than at the end of 2022, driven by a decrease in AT1 capital. The Tier 1 capital ratio as of December 31, 2023, increased to 16.1% compared to 15.7% as of December 31, 2022.
Total capital as of December 31, 2023 amounted to € 65.0 billion compared to € 66.1 billion at the end of 2022. The Total capital decrease was driven by a decrease in Tier 1 capital of € 0.2 billion and a decrease in Tier 2 capital of € 0.9 billion since year end 2022. The Total capital ratio as of December 31, 2023, increased to 18.6% compared to 18.4% as of December 31, 2022.
39
Deutsche Bank
Annual Report 2023 on Form 20-F

Liquidity and capital resources

For a detailed discussion of the bank’s liquidity risk management, please see the Risk Report in this annual report.
Tabular Disclosure of Contractual Obligations
Cash payment requirements outstanding as of December 31, 2023.
Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations¹	135,540	34,999	39,785	28,897	31,859
Trust preferred securities[1,2]	307	307	0	0	0
Long-term financial liabilities designated at fair value through profit or loss[3]	10,810	2,170	2,874	3,742	2,024
Future cash outflows not reflected in the measurement of Lease liabilities[4]	4,922	14	225	364	4,318
Lease liabilities[1]	5,981	834	908	908	3,331
Purchase obligations	4,388	835	1,072	1,645	836
Long-term deposits¹	24,033	0	10,218	3,189	10,627
Other long-term liabilities	233	155	13	5	60
Total	186,215	39,314	55,095	38,751	53,054

1 Includes interest payments
2 Contractual payment date or first call date
3 Long-term debt and long-term deposits designated at fair value through profit or loss
4 For further detail please refer to Note 22 “Leases”
Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 22 “Leases”, Note 26 “Deposits” and Note 30 “Long-Term Debt and Trust Preferred Securities”.
40
Deutsche Bank
Annual Report 2023 on Form 20-F

Outlook

[Page intentionally left blank for SEC filing purposes]
41
Deutsche Bank
Annual Report 2023 on Form 20-F

Risks and opportunities

[Page intentionally left blank for SEC filing purposes]
42
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk Report

Introduction – 44
45	Risk and capital overview
Key risk metrics – 45
Risk profile – 46
48	Risk and capital framework
Risk management principles – 48
Risk governance – 49
Risk appetite and capacity – 52
Risk and capital plan – 53
Stress testing – 55
Risk measurement and reporting systems – 57
Recovery and resolution planning – 59
60	Risk and Capital Management
Capital management – 60
Resource limit setting – 60
Risk identification and assessment – 61
Credit Risk Management and Asset Quality – 62
Market Risk Management – 94
Operational risk management – 101
Liquidity risk management – 107
Enterprise risk management – 112
Model Risk Management – 115
Reputational Risk Management – 116
Cybersecurity – 117
120	Risk and capital performance
Capital, Leverage Ratio, TLAC and MREL – 120
Credit Risk Exposure – 136
Trading Market Risk Exposures – 156
Non-trading Market Risk Exposures – 159
Operational risk exposure – 161
Liquidity Risk Exposure – 162
43
Deutsche Bank
Annual Report 2023 on Form 20-F

Introduction

Disclosures in line with IFRS 7
The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures. It also considers the underlying classification and measurement and impairment requirements in IFRS 9 with further details to be found in the “Credit Risk Management and Asset quality” section, in the “Asset quality” section, in the “Credit risk mitigation” section and in Note 1 “Material accounting policies and critical accounting estimates” to the consolidated financial statements. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a light blue shading throughout this Risk Report.
Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET1 measures.
Disclosures according to Pillar 3 of the Basel III Capital Framework
Deutsche Bank’s disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the Regulation (EU) No 575/2013 on prudential requirements for credit institutions (Capital Requirements Regulation or CRR), including recent amendments; and supported by the EBA guideline “Final draft implementing technical standards on public disclosures by institutions of the information referred to in Titles II and III of Part Eight of Regulation (EU) No 575/2013“ and related guidelines applicable to Pillar 3 disclosures, are published in the Group’s Pillar 3 Report, which can be found on Deutsche Bank’s website.
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
44
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk and capital overview

Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the twelve months ended December 31, 2023. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.
The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 ratio, Economic Capital Adequacy ratio, Leverage ratio, Total Loss Absorbing Capacity, Minimum Requirement for Own Funds and Eligible Liabilities, Liquidity Coverage Ratio, Stressed Net Liquidity Position and Net Stable Funding Ratio serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing and recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually.
Common Equity Tier 1 (CET1) Ratio
31.12.2023	13.7%
31.12.2022	13.4%

Economic Capital Adequacy (ECA) Ratio
31.12.2023	205%
31.12.2022	239%

Leverage Ratio
31.12.2023	4.5%
31.12.2022	4.6%

Total loss absorbing capacity (TLAC)
31.12.2023 (Risk Weighted Asset based)	32.6%
31.12.2023 (Leverage Exposure based)	9.2%
31.12.2022 (Risk Weighted Asset based)	32.2%
31.12.2022 (Leverage Exposure based)	9.3%

Liquidity Coverage Ratio (LCR)
31.12.2023	140%
31.12.2022	142%

Risk-Weighted Assets (RWA)
31.12.2023	€ 349.7 bn
31.12.2022	€ 360.0 bn

Economic Capital (EC)
31.12.2023	€ 23.3 bn
31.12.2022	€ 20.9 bn

Leverage Exposure
31.12.2023	€ 1,240 bn
31.12.2022	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.12.2023	35.2%
31.12.2022	34.4%

Stressed Net Liquidity Position (sNLP)
31.12.2023	€ 57.7 bn
31.12.2022	€ 48.1 bn

Net Stable Funding Ratio (NSFR)
31.12.2023	121%
31.12.2022	120%

Deutsche Bank regularly assesses the potential impacts of risks on its balance sheet and profitability through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to withstand periods of potential stress.
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
45
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk profile

Deutsche Bank’s mix of business activities results in diverse risk taking. The Group measures key risks inherent to the respective business models through the total economic capital metric, which captures the business division’s risk profile and considers cross-risk effects at group level.
Corporate Bank’s risk profile mainly arises from the products and services offered in Corporate Treasury Services (including Trade Finance, Lending and Corporate Cash Management), Strategic Corporate Lending and Business Banking. Economic capital demand in these segments arises largely from credit risk.
Investment Bank’s risk profile is dominated by its financing and trading activities, which give rise to all major risk types. Credit risk in the Investment Bank is broadly distributed across business units but most prominent in Fixed Income & Currencies and Leveraged Debt Capital Markets. Market risk arises mainly from trading and market making activities.
Private Bank’s risk profile comprises credit risks from business with German and international retail clients, business clients and wealth management clients as well as non-trading market risks from investment risk, modelling of client deposits and credit spread risk.
Asset Management, as a fiduciary asset manager, invests money on behalf of clients. As such, the main risk drivers are non-financial. The economic capital demand for market risk is mainly driven by non-trading market risks, which arise from guaranteed products and co-investments in the funds.
Corporate & Other’s risk profile embeds a range of different risk drivers including those pertaining to Treasury, certain corporate items, and legacy portfolios. The economic capital demand mainly comprises of non-trading market risk from interest rate risk in Treasury, structural foreign exchange risk, pension risk and equity compensation risk, credit risk from Treasury’s investments, strategic risk from tax-related risks and software asset risks and operational risk from legacy portfolios.
The table below shows Deutsche Bank’s overall risk position as measured by the economic capital demand calculated for credit, market, operational and strategic risk for the dates specified. Deutsche Bank’s overall economic risk position also considers diversification benefits across risk types.
Risk profile of Deutsche Bank’s business divisions as measured by economic capital
	Dec 31, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	2,612	4,395	2,182	48	2,639	11,875	51
Market risk	801	2,009	1,346	217	3,955	8,328	36
Operational risk	445	1,729	613	278	1,507	4,572	20
Strategic risk	0	0	0	0	1,874	1,874	8
Diversification benefit¹	(460)	(1,197)	(589)	(130)	(1,009)	(3,385)	(15)
Total EC	3,399	6,936	3,551	413	8,967	23,265	100
Total EC in %	15	30	15	2	39	100	N/M

1 Diversification benefit across credit, market, operational and strategic risk
	Dec 31, 2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	2,760	4,259	2,344	53	2,386	11,802	56
Market risk	343	1,177	662	180	3,994	6,355	30
Operational risk	424	1,852	611	273	1,507	4,668	22
Strategic risk	0	0	0	0	1,854	1,854	9
Diversification benefit¹	(440)	(1,308)	(543)	(162)	(1,325)	(3,778)	(18)
Total EC	3,088	5,980	3,073	344	8,416	20,900	100
Total EC in %	15	29	15	2	40	100	N/M

1 Diversification benefit across credit, market, operational and strategic risk
2 Prior year’s comparatives aligned to presentation in the current year
46
Deutsche Bank
Annual Report 2023 on Form 20-F

As of December 31, 2023, Deutsche Bank’s economic capital demand amounted to € 23.3 billion, which was € 2.4 billion or 11% higher than € 20.9 billion economic capital demand as of December 31, 2022. This was driven by an increase in market risk economic capital demand and a lower diversification benefit across risk types, which was partly offset by a decrease in economic capital demand for operational risk.
The economic capital demand for market risk totaled to € 8.3 billion as of December 31, 2023, which was € 2.0 billion or 31% higher compared to year-end 2022.
The increase was mainly driven by the annual recalibration of the model’s distribution parameters, a reduction in net short credit spread exposure arising from the Group’s defined benefit pension plan assets, an increase in trading inventory to support market making and client flow in the Global Rates and Credit Trading businesses within the Investment Bank and a change in behavioral modelling assumptions of client deposits within the Private Bank.
The inter-risk diversification benefit of the economic capital demand across credit, market, operational and strategic risk totaled to € 3.4 billion as of December 31, 2023, which was € 0.4 billion or 10% lower compared to year-end 2022. This decrease was mainly driven by the introduction of a compensating control for a shortcoming in the modeling of the operational risk distribution within the diversification calculation.
The operational risk economic capital usage totaled to € 4.6 billion as of December 31, 2023, which was € 0.1 billion or 2% lower than the € 4.7 billion economic capital usage as of December 31, 2022. In line with the development of the Group’s RWA for operational risk, the decrease was mainly driven by a more favorable development of Deutsche Bank´s internal loss profile feeding into the capital model. A detailed description is provided in section “Operational risk management”.
47
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank’s risk management and internal control system is described in more detail in Deutsche Bank’s Pillar 3 report (specifically in the section “Risk management objectives and policies, Enterprise Risk”). The risk management and internal control system also covers sustainability-related objectives (as outlined in the Non-Financial Report 2023, specifically in the chapters “Sustainability strategy and implementation” and “Climate risk”).
The Management Board is of the opinion that a risk management framework and internal control system has been established which is, in its entirety, appropriate and effective for the bank’s business model and risk profile.
48
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Several layers of management provide cohesive risk governance:
– Deutsche Bank’s Supervisory Board is informed regularly on the risk situation, risk management and risk controlling, including reputational risk related items as well as material litigation cases; it has formed various committees to handle specific topics (for a detailed description of these committees, please see the “Report of the Supervisory Board”, as well as chapter “Supervisory Board” in the “Corporate Governance Report”)
– At the meetings of the Risk Committee, the Management Board reports on current and forward-looking risk exposures, portfolios, on risk appetite and strategy and on matters deemed relevant for the assessment and oversight of the risk situation of Deutsche Bank AG; it also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association; the Risk Committee advises on issues related to the overall risk appetite, aggregate risk position and the risk strategy and keeps the Supervisory Board informed of its activities
– The Regulatory Oversight Committee, among other responsibilities, monitors the Management Board’s measures that promote the company’s compliance with legal requirements, authorities’ regulations and the company’s own policies; it also reviews the bank’s codes of conduct and ethics as well as its policy framework, and, upon request, supports the Risk Committee in monitoring and analyzing the bank’s legal and reputational risks; the Management Board informs the committee about contacts with regulators with a significant relevance for the business activity
– The Audit Committee, among other matters, supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly the internal control system and the internal audit system, as well as the Management Board’s remediation of deficiencies identified
– The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other company related stakeholders; the Management Board is responsible for ensuring a proper business organization, encompassing appropriate and effective risk management, as well as compliance with legal requirements and internal guidelines; the Management Board established the Group Risk Committee as the central forum for review and decision on material risk and capital-related topics; the Group Risk Committee generally meets once a week; it has delegated some of its duties to individuals and sub-committees; the Group Risk Committee and its sub-committees are described in more detail below
49
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk management governance structure of the Deutsche Bank Group

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
Ensures oversight, governance and coordination of product governance

The following functional committees are central to the management of risk at Deutsche Bank:
–
The Group Risk Committee has various duties and dedicated authority, including approval of new or changed material risk and capital models and review of the inventory of risks, high-level risk portfolios, risk exposure developments, and internal and regulatory Group-wide stress testing results; in addition, the Group Risk Committee reviews and recommends items for Management Board approval, such as key risk management principles, the Group risk appetite statement, the Group recovery plan and the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators; the Group Risk Committee also supports the Management Board during Group-wide risk and capital planning processes
– The Non-Financial Risk Committee oversees, governs and coordinates the management of non-financial risks in Deutsche Bank Group and establishes a cross-risk and holistic perspective of the key non-financial risks of the Group, including conduct and financial crime risk; it is tasked to define the non-financial risk appetite tolerance framework, to monitor and control the effectiveness of the non-financial risk operating model (including interdependencies between business divisions and control functions), and to monitor the development of emerging non-financial risks relevant for the Group
– The Group Reputational Risk Committee is responsible for the oversight, governance and coordination of reputational risk management and provides for a look-back and a lessons learnt process; matters are referred to the Group Reputational Risk Committee in exceptional circumstances – this may be the case if a matter is declined by the Regional Reputational Risk Committee and appealed by the business division, or if the Regional Reputational Risk Committee cannot reach a two-thirds majority decision; it provides guidance on Group-wide reputational risk matters, including communication of sensitive topics, to the appropriate levels of Deutsche Bank Group; the Regional Reputational Risk Committees which are sub-committees of the Group Reputational Risk Committee, are responsible for the oversight, governance and coordination of the management of reputational risk in the respective regions on behalf of the Management Board
– The Enterprise Risk Committee has been established with a mandate to focus on enterprise-wide risk trends, events and cross-risk portfolios, bringing together risk experts from various risk disciplines; as part of its mandate, the Enterprise Risk Committee approves the group risk inventory, certain country and industry threshold increases, and scenario design outlines for more severe group-wide stress tests as well as reverse stress tests; it reviews group-wide stress test results in accordance with risk appetite, reviews the risk outlook, emerging risks and topics with enterprise-wide risk implications; it oversees the climate and environmental risk framework
– The Product Governance Committee has the mandate to ensure that there is appropriate oversight, governance and coordination of product governance in the Group by establishing a cross-risk and holistic perspective of key financial and non-financial risks associated with products and transactions throughout the lifecycle
50
Deutsche Bank
Annual Report 2023 on Form 20-F

– The Financial Resource Management Council is an ad-hoc governance body, chaired by the Chief Financial Officer and the Chief Risk Officer, with delegated authority from the Management Board, to oversee financial crisis management at the bank; the Financial Resource Management Council provides a single forum to oversee execution of both the contingency funding plan and the Group recovery plan; the council recommends upon mitigating actions to be taken in a time of anticipated or actual capital or liquidity stress; specifically, the Financial Resource Management Council is tasked with analyzing the bank’s capital and liquidity position, in anticipation of a stress scenario recommending proposals for capital and liquidity related matters and overseeing the execution of decisions
– The Group Asset & Liability Committee has been established by the Management Board with the mandate to optimize the sourcing and deployment of the bank’s balance sheet and financial resources within the overarching risk appetite set by the Management Board
Deutsche Bank’s Chief Risk Officer, who is a member of the Management Board, has Group-wide, supra-divisional responsibility for establishing a risk management framework with appropriate identification, measurement, monitoring, mitigation and reporting of liquidity, credit, market, enterprise, model and non-financial risks (including operational and reputational); however, frameworks for certain risks are established by other functions as per the business allocation plan.
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
51
Deutsche Bank
Annual Report 2023 on Form 20-F

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
52
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk and capital plan

Strategic and capital plan
Deutsche Bank conducts annually an integrated strategic planning process which lays out the development of our future strategic direction for the Group and for the business areas. The strategic plan aims to create a holistic perspective on capital, funding and risk under risk-return considerations. This process translates long-term strategic targets into measurable short- to medium-term financial targets and enables intra-year performance monitoring and management. Thereby the Group aims to identify growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk-specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.
The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.
In a first phase – the top-down target setting – Deutsche Bank’s key targets for profit and loss (including revenues and costs), capital supply, capital demand as well as leverage, funding and liquidity are defined and discussed for the group and the key business areas. In this process step, the targets for the next five years are based on the global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are challenged and approved by the Management Board.
In a second phase, the top-down targets are substantiated bottom-up by detailed business unit plans, which consist of a month by month operative plan for year one; years two and three are planned per quarter and years four and five are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the respective business heads. Thereby, the specifics of the business are considered, and concrete targets decided in line with the bank’s strategic direction. The bottom-up phase includes the preparation of plans for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to consider the resilience of the plan against adverse market conditions.
The resulting Strategic and Capital Plan is presented to the Management Board for discussion and approval. The final plan is furthermore presented to the Supervisory Board.
The Strategic and Capital Plan is designed to support the Groups’ vision of being a leading German bank with strong European roots and a global network and aims to ensure:
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
– set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans
– assess our capital adequacy with regard to internal and external requirements (i.e., economic capital and regulatory capital)
– apply appropriate stress test analyses’ to assess the impact on capital demand, capital supply and liquidity
All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall versus targets is discussed together with potential mitigating strategies with the aim to ensure that we remain on track to achieve our targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving our externally communicated solvency targets ensures that we also comply with the solvency ratio related
Group Supervisory Review and Evaluation Process (SREP) requirements as articulated by our home supervisor.
53
Deutsche Bank
Annual Report 2023 on Form 20-F

In December 2022, the ECB informed Deutsche Bank of its decision effective January 1, 2023, that the bank’s Pillar 2 requirement changed compared to 2022. This results in ECB’s Pillar 2 requirement to 2.70% of RWA. As of December 31, 2023, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 11.16%, a Tier 1 ratio of at least 13.17% and a Total Capital ratio of at least 15.84%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.52%, the capital conservation buffer of 2.50%, the countercyclical buffer of 0.45% and the systemic risk buffer of 0.19% (both subject to changes throughout the year) as well as the higher of our G-SII/O-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50% plus a Pillar 2 requirement of 0.51%, and the Total Capital requirement includes further a Tier 2 minimum capital requirement of 2.00% and a Pillar 2 requirement of 0.68%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 CET 1 capital add-on, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
On December 11, 2023, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2024 that applies from January 1, 2024, onwards, following the results of the 2023 SREP. The decision set ECB’s Pillar 2 requirement to 2.65% of RWA, effective as of January 1, 2024, of which at least 1.49% must be covered by CET 1 capital and 1.99% by Tier 1 capital.
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
54
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank’s internal stress tests are performed on a regular basis in order to assess the impact of severe economic downturns as well as adverse bank-specific events on the bank’s risk profile and financial position. The bank’s stress testing framework comprises regular sensitivity-based and scenario-based approaches addressing different severities and regional hotspots. All material risk types are included in the stress testing activities. These activities are complemented by portfolio- and country-specific downside analysis as well as further regulatory requirements, such as annual reverse stress tests and additional stress tests requested by regulators on group or legal entity level. The applied methodologies undergo regular scrutiny from Deutsche Bank’s internal validation team (Model Risk Management) to ensure they correctly capture the impact of a given stress scenario.
The initial phase of Deutsche Bank’s cross-risk stress test consists of defining a macroeconomic downturn scenario by ERM Risk Research in cooperation with business specialists through a formal governance forum, the Scenario Design Council. ERM Risk Research monitors the political and economic developments around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly and define the narrative under which the bank’s solvency position is assessed. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on the bank’s internal model framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type. These results are aggregated at the Group level, and key metrics such as the CET 1 ratio, ECA ratio, MREL ratio and Leverage Ratio under stress are derived. Stress impacts on the Liquidity Coverage Ratio (LCR) and other Liquidity indicators are also considered. The time-horizon of internal stress tests is between one and five years, depending on the use case and scenario assumptions. The Stress Test Council (STC) reviews the final stress results followed by selected presentations to the Enterprise Risk Committee (ERC). After comparing these results against the bank’s defined risk appetite, the ERC also discusses specific mitigation actions to remediate the stress impact in alignment with the overall strategic and capital plan if certain limits are breached. The results also feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank.
The group wide stress tests performed in 2023 indicated that the bank’s capitalization together with available mitigation measures as defined in the Group Recovery Plan is adequate to reach the internally set stress exit levels.
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
55
Deutsche Bank
Annual Report 2023 on Form 20-F

As required by ECB, the bank has performed multi-year stress tests as part of the annual strategic planning process for 2023 using two adverse heatmap scenarios, namely a “EU led hard landing scenario” and a “Higher for longer interest rates” scenario.

In addition to the GWST that includes all material risk types and major revenue streams, Deutsche Bank has individual stress test programs in place for all relevant risk metrics in line with regulatory requirements. The relevant stress test programs are described in the sections about the individual risk management methods.
Deutsche Bank also took part in two major regulatory stress tests performed in 2023 i.e. the bi-annual European EBA stress test as well as the US-based CCAR stress test, as implemented pursuant to the U.S. Dodd-Frank Act. The outcome of the EBA stress test is feeding into the SREP process for Deutsche Bank. In the CCAR context, the Federal Reserve (FRB) disclosed the stress capital depletion for DB USA Corporation and DWS USA Corporation; this showed that each entity remains very well-capitalized even after withstanding a hypothetical severe stress environment.
Also in 2023, the bank ran an internal climate transition risk stress test across its global portfolios focusing on a near-term time horizon (three years) under severe assumption of a front-loaded disorderly transition. The results of the stress test are integrated into relevant processes, including risk appetite, business planning and ICAAP.
56
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk measurement and reporting systems

Overview
Deutsche Bank’s risk measurement systems support regulatory reporting and external disclosures, as well as internal management reporting across all risk types. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for reporting on risk positions, capital adequacy and limit, threshold, or target utilization to the relevant functions on a regular and ad-hoc basis. Established units within the CFO and CRO function assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data and consider, where relevant, the principles for effective risk data aggregation and risk reporting as per the Basel Committee on Banking Supervision's regulation number 239 (“BCBS 239”). The Group’s risk management systems are reviewed by Group Audit following a risk-based audit approach.
Deutsche Bank’s reporting is an integral part of Deutsche Bank’s risk management framework and as such aligns with the organizational setup by delivering consistent information on Group level and for material legal entities as well as breakdowns by risk types, business division and material business units.
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
Key risk metrics
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
57
Deutsche Bank
Annual Report 2023 on Form 20-F

Key risk reports

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
58
Deutsche Bank
Annual Report 2023 on Form 20-F

Recovery and resolution planning

In the EU, the Single Resolution Mechanism Regulation (SRM Regulation) and the Bank Recovery and Resolution Directive (BRRD) aim at reducing the likelihood of another financial crisis, enhance the resilience of institutions under stress, and eventually support the long-term stability of the financial systems without exposing taxpayers’ money to losses.
In line with the provisions of the SRM Regulation and the BRRD (which were mainly implemented in Germany by the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, SAG)), Deutsche Bank maintains a recovery and resolution planning framework designed to identify and manage the impact of adverse events in a timely and coordinated manner.
The bank maintains a Group recovery plan specifying measures to restore the financial position following a significant deterioration of its financial situation. The Group recovery plan is updated at least annually and approved by the Management Board.
The Group resolution plan on the other hand is prepared by the resolution authorities, rather than by the bank itself. Deutsche Bank works closely with the Single Resolution Board and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) who establish the Group resolution plan for Deutsche Bank, which is currently based on a single point of entry bail-in as the preferred resolution strategy. Under the single point of entry bail-in strategy, the parent entity Deutsche Bank AG would be recapitalized through a write-down and/or conversion to equity of capital instruments (Common Equity Tier 1, Additional Tier 1, Tier 2) and other eligible liabilities in order to stabilize the Group. Within one month after the application of the bail-in tool to recapitalize an institution, the BRRD (as implemented in the SAG) requires such institution to prepare a business reorganization plan, addressing the causes of failure and aiming to restore the institution's long-term viability. To further support and improve operational continuity of the bank for resolution planning purposes, Deutsche Bank has completed additional preparations, such as adding termination stay clauses into client financial agreements governed by non-EU law and including continuity provisions into key service agreements. Financial contracts and service agreements governed by EU law are already covered by statutory laws which prevent termination solely due to any resolution measure.
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
Deutsche Bank filed its first ‘targeted’ U.S. Resolution Plan on December 17, 2021, which described the core elements of Deutsche Bank’s U.S. resolution strategy, such as capital, liquidity, and recapitalization strategies, as well as how Deutsche Bank has integrated lessons learned from its response to the COVID-19 pandemic into its resolution planning process. On December 16, 2022, the Federal Reserve Board and the FDIC (Agencies) announced the results of their review of Deutsche Bank’s 2021 U.S. Resolution Plan, as well as those of other banks, and did not find any shortcomings or deficiencies in Deutsche Bank’s plan. In their feedback letter to Deutsche Bank, the agencies noted areas where further progress will help improve resolvability. Proposed guidance was also issued in August 2023 by the Agencies which will amend resolution planning requirements for certain foreign filers, including Deutsche Bank. Deutsche Bank’s next full resolution plan submission is due to be filed by March 31, 2025.
59
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Target resource capacities are reviewed in Deutsche Bank’s annual strategic plan in line with Deutsche Bank’s CET 1 and Leverage Ratio ambitions. As a part of Deutsche Bank’s quarterly process, the Group Asset and Liability Committee approves divisional resource limits for total capital demand (defined as the sum of RWA and certain RWA equivalents of Capital Deduction Items and certain RWA equivalents of Capital Buffer Requirements items) and leverage exposure that are based on the strategic plan but adjusted for market conditions and the short-term outlook. Limits are enforced through a close monitoring process and an excess charging mechanism.
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
60
Deutsche Bank
Annual Report 2023 on Form 20-F

Risk identification and assessment
Risks to Deutsche Bank’s businesses and infrastructure functions, including under stressed conditions, are regularly identified. This assessment incorporates input from both first and second line of defense, with the identified risks assessed for materiality based on their severity and likelihood of materialization. The assessment of risks is complemented by a view on emerging risks applying a forward-looking perspective. This risk identification and assessment process results in the risk inventory which captures the material risks for the Group, and where relevant, across businesses, entities and branches.
Regular updates to the Group risk inventory are reported to the Enterprise Risk Committee for review and approval. The inventory is also discussed in the Group Risk Committee and reported to the Management Board. The inventory informs key risk management processes, including the development of stress scenarios tailored to Deutsche Bank’s risk profile and informing risk appetite setting and monitoring. Risks in the inventory are also mapped to risks in the Group risk type taxonomy, where a corresponding materiality assessment is also provided.
61
Deutsche Bank
Annual Report 2023 on Form 20-F

Credit Risk Management and Asset Quality

Credit risk framework
Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which Deutsche Bank refers to collectively as “counterparties”) exist, including those claims that Deutsche Bank plans to distribute. It captures the risk of loss because of a deterioration of a counterparty’s creditworthiness or the failure of a counterparty to meet the terms of any contract with Deutsche Bank or otherwise perform as agreed.
Based on the Risk Type Taxonomy, credit risk is grouped into four material categories, namely default/migration risk, transaction/settlement risk (exposure risk), mitigation risk and credit concentration risk. This is complemented by a regular risk identification and materiality assessment.
– Default/migration risk as the main element of credit risk, is the risk that a counterparty defaults on its payment obligations or experiences material credit quality deterioration increasing the likelihood of a default
– Transaction/settlement risk is the risk that arises from any existing, contingent or potential future positive exposure
– Mitigation risk is the risk of higher losses due to risk mitigation measures not performing as anticipated
– Credit concentration risk is the risk of an adverse development in a specific single counterparty, country, industry or product leading to a disproportionate deterioration in the risk profile of Deutsche Bank’s credit exposures to that counterparty, country, industry or product
Deutsche Bank manages its credit risk using the following philosophy and principles:
– Credit Risk is only accepted:
– for adopted clients
– after completed appropriate due diligence led by the respective origination teams as 1st LoD
– New products and changes to existing products have to be assessed within DB Group’s new product approval (NPA) framework
– If a Rating has been assigned in line with agreed and approved processes
– If all credit relevant exposures are correctly reflected in the relevant risk systems
– If plans for an orderly termination of the risk positions have been considered
– Credit Risk is assumed within the applicable Risk Appetite limits set for divisions, countries, industries, etc.
– P&L responsibility for credit exposures is owned by the originating Group Division
– Risk taken needs to be adequately compensated
– Risk must be continuously monitored and managed across 1st and 2nd LoD
– Credit standards are applied consistently across all Group Divisions in order to maintain a favorable risk profile in line with the Risk Appetite
– Collateral or other risk mitigating, hedging or rating transfer instruments, which can be an alternative source of repayment do not substitute for underwriting standards and a thorough assessment of the debt service ability of a counterparty has to be performed during the credit process; essentially rating transfer instruments are supporting documents (e.g., comfort letters or parental guarantees) helping the debtor to prevent a default; consequently, this effect can be considered in the Probability of Default
– Deutsche Bank strives to adequately secure, guarantee or hedge outright cash risk and longer tenor-exposures; this approach does usually not include lower risk short-term transactions and facilities supporting specific trade finance or other lower risk products where the margin allows for adequate loss coverage
– Deutsche Bank measures and consolidates globally all exposure and facilities to the same Obligor; a Key Contact Person (KCP) within a Credit Team is assigned to each group of connected clients (Obligor) to globally co-ordinate the Credit Risk process for the respective obligor
– Deutsche Bank has established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions or covering workout clients; for transaction approval purposes, structured credit risk management teams are aligned to the respective products or specific risks to ascertain adequate product expertise
– Where required, Deutsche Bank has established processes to manage credit exposures at a legal entity or regional level
– To meet the requirements of Article 190 CRR, Deutsche Bank has allocated the various control requirements for the credit processes to 2nd LoD units best suited to perform such controls
62
Deutsche Bank
Annual Report 2023 on Form 20-F

Measuring Credit Risk

Credit risk is measured by credit rating, regulatory and internal capital demand and other key components like credit limits as mentioned below.
The credit rating is an essential part of the bank’s underwriting and credit process and provides – amongst others – a cornerstone for risk appetite determination on an individual counterparty level, credit decision and transaction pricing as well the determination of regulatory capital demand for credit risk. Each counterparty must be rated, and each rating has to be reviewed at least annually supported by ongoing monitoring of counterparties. A credit rating is a prerequisite for any credit limit established/ approved. For each credit rating, the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Specific rating approaches have been established to best reflect the respective characteristics of exposure classes, including specific product types, central governments and central banks, institutions, corporates and retail.
Counterparties in the bank’s non-retail portfolios are rated by Deutsche Bank’s independent Credit Risk Management function partly using automated Rating systems. Given the largely homogeneous nature of the retail portfolio, counterparty creditworthiness and ratings are predominately derived by utilizing an automated decision engine. Country risk-related ratings are provided by Enterprise Risk Management (ERM) Risk Research.
Deutsche Bank’s rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty Deutsche Bank applies in-house assessment methodologies, scorecards and the bank’s 21-grade rating scale for evaluating the creditworthiness of the bank’s counterparties.
Changes to existing credit models and introduction of new models are approved by the Regulatory Credit Risk Model Committee (RCRMC) chaired by the Head of Credit Risk Management before the models are used for credit decisions and capital calculation for the first time or before they are significantly changed. Separately, for all model changes and for new models an approval by Model Risk Management is required. Proposals with high impact are recommended for approval to the Group Risk Committee. Furthermore, regulatory approval may also be required. The model validation is performed independently of model development by Model Risk Management. The results of the regular validation processes as stipulated by internal policies are brought to the attention of the RCRMC, even if the validation results do not lead to a change.
Deutsche Bank measures risk-weighted assets to determine the regulatory capital demand for credit risk using “advanced”, “foundation” and “standard” approaches of which “advanced” and “foundation” approaches are approved by the bank’s regulator.
The advanced Internal Ratings Based Approach (IRBA) is the most sophisticated approach available under the regulatory framework for credit risk and allows Deutsche Bank to make use of the bank’s internal credit rating models as well as internal estimates of specific further risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (PD), the loss given default (LGD) and the maturity (M) driving the regulatory risk-weight and the credit conversion factor (CCF) as part of the regulatory exposure at default (EAD) estimation. For the majority of derivative counterparty exposures as well as securities financing transactions (SFT), Deutsche Bank makes use of the internal model method (IMM) in accordance with CRR to calculate EAD. For most of the bank’s internal rating systems more than seven years of historical information is available to assess these parameters. Deutsche Bank’s internal rating methodologies aim at point-in-time rather than a through-the-cycle rating, but in line with regulatory solvency requirements, they are calibrated based on long-term averages of observed default rates.
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
63
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Besides the credit rating, as a key component for managing the bank’s credit portfolio, including individual transaction approval and the setting of risk appetite, Deutsche Bank establishes credit limits for all credit exposures. Credit limits set forth maximum credit exposures Deutsche Bank is willing to assume over specified periods. In determining the credit limit for a counterparty, Deutsche Bank considers the counterparty’s credit quality above others by reference to its internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting appropriate hedges and certain collateral from respective gross figures. For derivatives, Deutsche Bank looks at current market values and the potential future exposure over the relevant time horizon, which is based upon the bank’s legal agreements with the counterparty.
IFRS 9 Impairment
In the following chapter, the Group provides an overview of the IFRS 9 impairment framework and how it is embedded into Deutsche Bank‘s credit risk management activities. The disclosure provides a description of the Group‘s IFRS 9 model and methodology, changes implemented in 2023 as well as key model assumptions. This chapter also highlights novel risks in focus in 2023 and how Deutsche Bank assessed impact of these latest developments on its ECL calculations, and in particular, how the model properly takes into account the impacts of the uncertainties noted in 2023 and at year end, along with the impact from reasonable changes in the Group’s key model assumptions.
These credit risk management activities and assessments are embedded in the bank’s overall control and governance framework for credit risk which includes the estimation of expected credit losses under IFRS 9 and the governance around the models used. These activities include, but are not limited to, regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, as well as regular model validations. Further explanations are provided regarding management overlays applied to the credit loss allowance, how reviews of relevant assumptions and inputs to the ECL calculation are performed and how as part of the model reviews, potential model imprecision and whether any overlays were necessary, are assessed. The Group also presents background on management overlays recorded at the end of 2022, throughout 2023 and at the end of 2023. To provide additional transparency on the impact of reasonable changes to the key assumptions, model sensitivities are presented in a separate section which concludes with the key drivers for the IFRS 9 model results.
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
The Group determines its allowance for credit losses in accordance with IFRS 9 as follows:
– Stage 1 reflects financial assets where it is assumed that credit risk has not increased significantly after initial recognition
– Stage 2 contains all financial assets, that are not defaulted, but have experienced a significant increase in credit risk since initial recognition
– Stage 3 consists of financial assets which deemed to be in default in accordance with Deutsche Bank’s policies, which are based on the Capital Requirements Regulation (CRR) Article 178. The Group defines these financial assets as impaired, non-performing and defaulted
– Significant increase in credit risk is determined using quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information
– Purchased or Originated Credit-Impaired (POCI) financial assets are assets where at the time of initial recognition, there is objective evidence of impairment and the Group purchased at a discount.
64
Deutsche Bank
Annual Report 2023 on Form 20-F

The IFRS 9 impairment approach is an integral part of the Group’s credit risk management procedures. The estimation of expected credit loss (ECL) is either performed via the automated, parameter based ECL calculation using the Group’s ECL model or determined by credit officers. In both cases, the calculation takes place for each financial asset individually. Similarly, the determination of the need to transfer between stages is made on an individual asset basis. The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e., retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.
The Group uses three main components to measure ECL. These are Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD). The Group leverages existing parameters used for determination of capital demand under the Basel Internal Ratings Based Approach (IRBA) and internal risk management practices as much as possible to calculate ECL. These parameters are adjusted where necessary to comply with IFRS 9 requirements (e.g., use of point in time ratings and removal of downturn add-ons in the regulatory parameters). Incorporating forecasts of future economic variables into the measurement of ECL influences the allowance for credit losses. In order to calculate lifetime ECL, the Group’s calculation derives the corresponding lifetime PDs from migration matrices that reflect economic forecasts.
In July 2023, the Group completed the migration of Postbank clients into the IT systems of Deutsche Bank, which resulted in a Group-wide alignment of the IFRS 9 impairment model and methodologies, while specific models previously applied for Postbank were decommissioned. This change in estimate resulted in an immaterial net increase in the Group’s allowance for credit losses.
In September 2023, the Group received approval from authorities to align the Probability of Default (PD) model for large corporates and leveraged lending with regulatory requirements. The model is used for the determination of capital demand under the Basel Internal Ratings Based Approach, for internal risk management practices and is leveraged for IFRS 9 ECL purposes. The related change in estimate reduced the Group’s ECL as of September 30, 2023, by € 101 million.
Stage determination and significant increase in credit risk
At initial recognition, financial assets are reflected in Stage 1, unless the financial assets are POCI. If there is a significant increase in credit risk, the financial asset is transferred to Stage 2. A significant increase in credit risk is determined by using rating-related and process-related indicators. The transfer of financial assets to Stage 3 is based on the status of the borrower being in default. If a borrower is in default, all financial assets of the borrower are transferred to Stage 3.
Rating-related Stage 2 indicators: The Group compares a borrower’s lifetime PD at the reporting date with lifetime PD expectations at the date of initial recognition to determine if there has been a significant change in the borrower’s PDs and consequently to any of the borrower’s transaction in the scope of IFRS 9 impairment. Based on historically observed migration behavior and a sampling of different economic scenarios, a lifetime PD distribution is obtained. A quantile of this distribution, which is defined for each counterparty class, is chosen as the lifetime PD threshold. If the remaining lifetime PD of a transaction according to current expectations exceeds this threshold, the financial asset is deemed to have incurred a significant increase in credit risk and is transferred to Stage 2. The quantiles used to define Stage 2 thresholds are determined using expert judgment, are reviewed annually and have not changed since implementation of IFRS 9. The thresholds applied vary depending on the original credit quality of the borrower, elapsed lifetime, remaining lifetime and counterparty class. Management believes that the defined approach and quantiles represent a meaningful indicator that a financial asset has incurred a significant increase in credit risk.
Process-related Stage 2 indicators are derived via the use of existing risk management indicators, which in the bank’s view represent situations where the credit risk of financial assets has significantly increased. These include borrowers being added to the Group’s watchlist, being transferred to workout status, payments being 30 days or more past due or being in forbearance. As long as the condition for one or more of the process-related or rating-related indicators is fulfilled and the borrower of the financial asset has not met the definition of default, the asset will remain in Stage 2. If the Stage 2 indicators are no longer fulfilled and the financial asset has not defaulted, the financial asset transfers back to Stage 1. In case of performing forborne financial assets, the probation period is two years before the financial asset is reclassified to Stage 1, which is aligned with regulatory guidance.
If the borrower defaults, all transactions of the borrower are allocated to Stage 3. If, at a later date, the borrower is no longer in default, the curing criteria according to regulatory guidance is applied (including probation periods), which are at least three months or one year in case of distressed restructurings. Once the regulatory cure period or criteria has been met, the borrower will cease to be classified as defaulted and will be transferred back to Stage 2 or Stage 1.
65
Deutsche Bank
Annual Report 2023 on Form 20-F

The ECL calculation for Stage 3 distinguishes between transactions in the homogeneous and non-homogenous portfolios, as well as POCI financial assets. For transactions that are in Stage 3 and in a homogeneous portfolio, the Group uses a parameter-based automated approach to determine the credit loss allowance per transaction. For these transactions, the LGD parameters are to a large extent modelled to be time-dependent, i.e., consider the declining recovery expectation as time elapses after default. The allowance for credit losses for financial assets in the bank’s non-homogeneous portfolios in Stage 3, as well as for POCI assets are determined by credit officers and have to be approved along an established authority grid up to and including the Management Board. This allows credit officers to consider currently available information and recovery expectations specific to the borrowers and the financial assets at the reporting date.
Estimation techniques for key input factors
The first key input factor in the Group ECL calculation is the one-year PD for borrowers which is derived from the bank’s internal rating systems. The Group assigns a PD to each borrower credit exposure based on a 21-grade master rating scale for all of the Group’s exposure.
The borrower ratings assigned are derived based on internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments including general customer behavior, financial and external data (e.g., credit bureau). The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for borrowers in the exposure classes “Central governments and central banks”, “Institutions” and “Corporates” with the exception of those “Corporates” for which a sufficient data basis is available for statistical scoring models. For the latter, as well as for the retail segment, statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modelling techniques, such as logistic regression.
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
The second key input factor into the ECL calculation is the LGD parameter, which is defined as the likely loss intensity in case of a borrower’s default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a borrower’s probability of default. The LGD models applied in Stages 1 and 2, which are based on regulatory LGD models, but adjusted for IFRS 9 requirements (i.e., removal of downturn-add-on and removal of indirect costs of workout), ensure that the main drivers for losses (i.e., different levels and quality of collateralization and customer or product types or seniority of facility) are reflected as risk drivers in LGD estimates. In the bank’s LGD models, the Group assigns collateral type specific LGD parameters to the collateralized exposure (collateral value after application of haircuts). The LGD setting for defaulted homogeneous portfolios are partially dependent on time after default and are either calibrated based on the Group’s multi-decade loss and recovery experience using statistical methods or for less significant portfolios certain LGD model input parameters (e.g., cure rates) are determined by expert judgement.
The third key input factor is the exposure at default over the lifetime of a financial asset which is modelled taking into account expected repayment profiles (e.g., linear amortization, annuities, bullet loan structures). Prepayment options are modelled for some portfolios. The bank applies specific credit conversion factors (CCFs) in order to calculate an EAD value. Conceptually, the EAD is defined as the expected amount of the credit exposure to a borrower at the time of its default. In instances where a transaction involves an unused limit, a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a borrower’s default. This reflects the assumption that for commitments, the utilization at the time of default might be higher than the current outstanding balance. In case a transaction involves an additional contingent component (i.e., guarantees) a further percentage share is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. The calibrations of such parameters are based on internal historical data and are either based on empirical analysis or supported by expert judgement and consider borrower and product type specifics. Where supervisory CCF values need to be applied for regulatory purposes, internal estimates are used for IFRS 9.
66
Deutsche Bank
Annual Report 2023 on Form 20-F

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
For personal collateral (e.g., guarantees), the ECL model assumes that the relative level of collateralization remains stable over time. In the case of an amortizing loan, the outstanding exposure and collateral values decrease together over time. For physical collateral (e.g., real estate property), the ECL shall assume that the absolute collateral value remains constant. In case of an amortizing loan, the collateralized part of the exposure increases over time and the loan-to-value decreases accordingly.
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
To incorporate forward looking information into the Group’s allowance for credit losses, the bank uses two key elements:
– As its base scenario, the Group uses external survey-based macroeconomic forecasts (e.g., consensus views on GDP and unemployment rates); in addition, the scenario expansion model, which has been initially developed for stress testing, is used for forecasting macroeconomic variables that are not covered by external consensus data; all forecasts are assumed to reflect the most likely development of the respective variables; the Group regularly updates its forecasts for macro-economic factors during the quarter and reviews aspects of potential model imprecision (e.g., MEV parameters outside the historic range used for model calibration, if not already included in the model) as part of an MEV monitoring framework to assess if an overlay is required
– Statistical techniques are then applied to transform the base scenario projections into a probability distribution of the macroeconomic variables; these scenarios specify deviations from the baseline forecasts; the scenario distribution is then used for deriving multi-year PD curves for different rating and counterparty classes, which are applied in the ECL calculation and in the identification of significant deterioration in credit quality of financial assets as described above in the rating-related Stage 2 indicators
67
Deutsche Bank
Annual Report 2023 on Form 20-F

The Group's Risk and Finance Credit Loss Provision Forum monitors the impact of forward-looking information, including the latest macroeconomic variables, on a quarterly basis and determines if any additional overlays are required. Although interest rates and inflation are not separately included in the MEVs, the economic impact of these risks is reflected in GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation filter through these forecasts. As of December 31, 2023, the consensus data applied in the ECL model was deemed to have reflected the latest macroeconomic developments and after considering all relevant uncertainties in the MEVs no additional overlays were required.
As described earlier, the Group’s approach to reflect macroeconomic variables in the calculation of ECLs is to incorporate forecasts for the next two years, using eight discrete quarterly observations. After the period of eight quarters, the Group constructs forecasts based on macro-economic variables and its historic trends.
The tables below contain the macroeconomic variables included in the application of forward-looking information in the IFRS 9 model as of December 31, 2023, and as of December 31, 2022.
Forward-looking information applied
	December 31, 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,957.34	1,958.16
Commodity - WTI	82.52	83.56
Credit - CDX Emerging Markets	195.16	192.83
Credit - CDX High Yield	451.57	466.40
Credit - CDX IG	70.04	72.12
Credit - High Yield Index	4.05	4.19
Credit - ITX Europe 125	73.09	72.21
Equity - MSCI Asia	1,293	1,297
Equity - Nikkei	33,188	34,051
Equity - S&P500	4,514	4,621
GDP - Developing Asia	4.94%	4.37%
GDP - Emerging Markets	4.08%	4.01%
GDP - Eurozone	0.13%	1.08%
GDP - Germany	0.12%	1.30%
GDP - Italy	0.33%	1.03%
GDP - USA	1.75%	1.31%
Real Estate Prices - US CRE Index	353.41	347.99
Unemployment - Eurozone	6.67%	6.64%
Unemployment - Germany	3.12%	3.13%
Unemployment - Italy	7.75%	7.68%
Unemployment - Japan	2.58%	2.42%
Unemployment - Spain	11.96%	11.67%
Unemployment - USA	4.19%	4.40%

1 MEV as of December 6, 2023, which barely changed until December 29, 2023
2 Year 1 equals fourth quarter of 2023 to third quarter of 2024, Year 2 equals fourth quarter of 2024 to third quarter of 2025
68
Deutsche Bank
Annual Report 2023 on Form 20-F

	December 31, 2022¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,745.84	1,797.74
Commodity - WTI	90.19	88.79
Credit - CDX Emerging Markets	260.99	239.03
Credit - CDX High Yield	489.77	476.53
Credit - CDX IG	85.33	84.94
Credit - High Yield Index	4.46	4.31
Credit - ITX Europe 125	101.26	96.50
Equity - MSCI Asia	1,178	1,176
Equity - Nikkei	28,427	29,287
Equity - S&P500	3,933	4,011
GDP - Developing Asia	3.95%	4.60%
GDP - Emerging Markets	3.31%	3.94%
GDP - Eurozone	0.87%	0.53%
GDP - Germany	(0.26)%	1.00%
GDP - Italy	0.32%	0.68%
GDP - USA	0.62%	0.61%
Real Estate Prices - US CRE Index	352.41	343.97
Unemployment - Eurozone	7.03%	7.15%
Unemployment - Germany	3.22%	3.33%
Unemployment - Italy	8.24%	8.53%
Unemployment - Japan	2.56%	2.42%
Unemployment - Spain	13.06%	12.98%
Unemployment - USA	4.05%	4.75%

1 MEV as of December 12, 2022, which barely changed until December 30, 2022
2 Year 1 equals fourth quarter of 2022 to third quarter of 2023, Year 2 equals fourth quarter of 2023 to third quarter of 2024
Focus areas in 2023
Deutsche Bank’s macroeconomic environment in 2023 was characterized by the persistently high inflation which drove further monetary tightening, risks of a higher-for-longer interest rate environment and generally tighter financial conditions in the major advanced economies. Towards the end of the year, evidence of waning inflation pressure led to a repricing of market expectations with respect to earlier and more significant central bank rate cuts in 2024 accompanied by an easing of financial conditions. In addition, there were episodes of significant market volatility particularly around selective failures and/or restructurings in the U.S. and European banking sector as well as increasing pressure on the Commercial Real Estate (CRE) market, particularly in the U.S. office sector.
To ensure that Deutsche Bank’s ECL model was taking into account the uncertainties in the macroeconomic environment throughout 2023, the Group reviewed emerging risks to assess its potential downside and to manage the bank’s credit strategy and risk appetite on an ongoing basis. Overall, Deutsche Bank believes the actions taken as a result of these reviews were designated to ensure the bank was adequately provisioned for its expected credit losses as of December 31, 2023.
Commercial Real Estate
CRE markets continue to face headwinds due to the impacts of higher interest rates, decreasing market liquidity combined with tightened lending conditions, and structural changes in the office sector.
The market stress has been more pronounced in the U.S. where property price indices point to a greater decline of CRE asset values from recent peaks compared to Europe and APAC. Similarly, within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe.
In the current environment, the main risk for the portfolio is refinancing risk. CRE loans often have a significant portion of their principal amount payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or fulfil conditions to extend the loan. The Group is closely monitoring its CRE portfolio for indications of elevated refinancing risk.
Amidst interest rate hikes commencing in 2022 and real estate market stress increasing, the Group has proactively worked with borrowers to address upcoming maturities to establish terms for loan amendments and extensions (e.g. extensions of terms) which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS, but are not always modifications according under IFRS. However, in certain cases, no agreement can be reached on loan extensions or loan amendments, and the borrower’s inability to obtain refinancing leads to a default. This has resulted in higher Stage 3 ECL for 2023 compared to 2022, and there is continued uncertainty with respect to future defaults and the timing of a recovery in the CRE markets.
69
Deutsche Bank
Annual Report 2023 on Form 20-F

The CRE portfolio consists of lending arrangements originated across various parts of the Group and client segments. The Group’s CRE portfolio under the Group’s CRE definition includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE but also exposures reported under other NACE classifications including Financial and Insurance Activities.
Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Recourse CRE financings typically have a lower inherent risk profile based on recourse to creditworthy entities or individuals, in addition to mortgage collateral. Recourse CRE exposures range from secured recourse lending for business or commercial properties to property companies, Wealth Management clients, as well as other private and corporate clients.
Non-recourse financings rely on sources of repayment that are typically limited to the cash flows generated by the financed property and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing.
The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the year ending December 31, 2023, the Group performed a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity.
As of December 31, 2023, the non-recourse portfolio subject to bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 31.2 billion of the € 38.2 billion non-recourse CRE portfolio, excluding only sub-portfolios with less impacted risk drivers such as data centers and municipal social housing, which benefit from strong underlying demand fundamentals. The reduction in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31, 2022 was € 0.7 billion and € 1.2 billion, respectively, mainly driven by paydowns and loan sales. The reduction in the non-recourse CRE portfolio in comparison to the stress-tested CRE portfolio was lower, as selective originations continued in the aforementioned lower risk non-recourse CRE sub-portfolios such as data centers and municipal social housing.
The following table provides an overview of the Group’s Real Estate Activities and other industry sectors (NACE) contributing to Deutsche Bank’s non-recourse and stress-tested CRE portfolio as of December 31, 2023, and December 31, 2022, respectively.
Overview of CRE portfolio
	Dec 31, 2023		Dec 31, 2022
in € m.	Gross Carrying Amount¹	Allowance for Credit Losses²	Gross Carrying Amount¹	Allowance for Credit Losses²
Real Estate Activities³	49,267	460	47,973	236
thereof: non-recourse	25,073	382	24,832	147
thereof: stress-tested portfolio	21,331	364	22,144	135
Other industry sectors³ non-recourse	13,119	225	14,037	189
thereof: stress-tested portfolio	9,879	114	10,242	101
Total non-recourse CRE portfolio	38,192	606	38,869	336
thereof: stress-tested portfolio	31,210	478	32,386	236

1 Loans at amortized cost
2 Allowance for credit losses do not include allowance for country risk
3 Industry sector by NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code
The following table shows the non-recourse CRE portfolio by IFRS 9 stages as well as provision for credit losses recorded as of December 31, 2023, and December 31, 2022.
Non-recourse CRE portfolio
	Dec 31, 2023	Dec 31, 2022
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	27,325	31,892
Stage 2	7,661	5,233
Stage 3	3,206	1,744
Total	38,192	38,869

	2023	2022
Provision for Credit Losses²	445	128

1 Loans at amortized cost
2 Provision for Credit Losses do not include country risk provisions
70
Deutsche Bank
Annual Report 2023 on Form 20-F

The year on year increase in Stage 2 and Stage 3 exposures is reflective of the deterioration in CRE markets leading to increased loans added to the watchlist and forbearance measures as well as increasing defaults.
The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded for the year ended December 31, 2023, and December 31, 2022, respectively.
Stress-tested CRE portfolio
	Dec 31, 2023	Dec 31, 2022
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	21,568	26,199
Stage 2	6,889	5,046
Stage 3	2,753	1,141
Total	31,210	32,386

thereof:
North America	56%	57%
Western Europe (including Germany)	36%[2]	36%
Asia/Pacific	7%	7%

thereof: offices	42%	41%
North America	23%	22%
Western Europe (including Germany)	17%[3]	15%
Asia/Pacific	2%	3%
thereof: residential	14%	12%
thereof: hospitality	10%	11%
thereof: retail	9%	9%

Weighted average LTV, in %
Investment Bank	66%	62%
Corporate Bank	53%	53%
Other Business	68%	56%

	2023	2022
Provision for Credit Losses[4]	388	103
thereof: North America	298	87

1 Loans at amortized cost
2 Germany accounts for ca 7 % of the total stress-tested CRE portfolio
3 Office loans in Germany account for 4 % of total office loans in the stress-tested CRE portfolio
4 Provision for Credit Losses do not include country risk provisions
The average LTV in the U.S. office loan segment was 81 % as of December 31, 2023, versus 60 % as of December 31, 2022. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.
Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-term impact of remote working arrangements on demand for office space.
Given the near-term outlook for interest rates, the Group expects stressed market conditions to continue into 2024 which could result in further deterioration of asset quality and higher credit loss provisions, which is reflected in the communicated guidance on credit loss provisions for 2024.
71
Deutsche Bank
Annual Report 2023 on Form 20-F

Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on stressing property values as main driver of loss severity. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index to the appraised values) plus an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%. For the stress analysis performed as of December 31, 2023, the Group applied haircuts ranging from 3%-18 % on top of the observed peak-to-trough market index decline for each property type. Driven by further deterioration of market conditions especially in the U.S. office sector, the index decline in the fourth quarter increased further compared to the prior quarter.
Based on the stress test assumptions and utilizing the December 31, 2023, stress-tested CRE portfolio of € 31.2 billion as jump-off point, the stress scenario could result in approximately € 1.1 billion of credit losses over multiple years based on the respective maturity profile. The stress loss is reported gross of allowance, however, it should be noted that it covers a portfolio, where the Group has already a credit loss allowance in place. Nevertheless, the stress loss under a liquidation scenario could exceed the current ECL estimate.
The bespoke stress test has numerous limitations, including but not limited to lack of differentiation based on individual asset performance, specific location or asset desirability, all of which could have a material impact on potential stress losses. Furthermore, calculated stress losses are sensitive to potential further deterioration of peak-to-trough index values and assumptions about incremental haircuts, incremental stress loss can therefore change going forward. Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach is one of multiple scenarios.
Based on currently available information, Deutsche Bank believes that the ECL estimate related to the Group’s CRE portfolio is within reasonable ranges, requires no additional corrective measure and thus represents the bank’s best estimate. However, the Group remains highly selective around new business, focusing on more resilient property types such as industrial or logistics.
Overall Assessment of ECL’s
To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout 2023, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its expected credit losses as of December 31, 2023, and December 31, 2022.
Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk Appetite and Management Forum and Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.
However, the section below further considers whether any additional overlays were required as of year end 2023.
Management overlays applied to the IFRS 9 model output
The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required.
In 2023, the € 92 million
overlay related to parameter recalibrations required due to the new definition of default has been released (which at first application led to a decrease of Allowance for Credit Losses). This overlay was introduced in 2021, when the Group implemented the new definition of default which is the trigger for Stage 3. The implementation of the new definition of default mainly affected the Private Bank, where the Stage 3 population in homogeneous portfolios increased. As the change in definition does not materially impact the total loss expectation of these portfolios, this change resulted in an overstatement of Stage 3 provisions as related PD and LGD parameters were not updated in the model.
The envisaged PD and LGD recalibrations took place in the second half of 2023 after additional empirical data was available to enable the statistical recalibration and led to the expected parameter updates. The overall net recalibration effect including offsetting impact from the release of the overlay amounted to € 15 million.
72
Deutsche Bank
Annual Report 2023 on Form 20-F

For year end 2022, the Group recorded overlays amounting to € (92) million in total (which led to a decrease of Allowance for Credit Losses) versus € 84 million for year end 2023 (which led to an increase of Allowance for Credit Losses), mainly in relation to envisaged ECL model changes planned for implementation in the second quarter of 2024.
In assessing whether the Group requires any additional overlays, it regularly reviews for evolving or emerging risks, especially in the current geopolitical environment. Similar to the measures included above in the Focus areas in 2023, these measures include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of December 31, 2023, the Group did not identify any model weaknesses that would require an additional overlay, except for the ECL model related changes, for which overlays have been recorded.
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
Macroeconomic variables
The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from one sigma downward and upward shifts applied separately to each group of MEV as of December 31, 2023, and December 31, 2022. A sigma shift is a standard deviation used in statistics and probability calculations and is a measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:
– GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
– Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
– Equities: S&P500, Nikkei, MSCI Asia
– Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
– Real Estate: Commercial Real Estate Price Index
– Commodities: WTI oil price, Gold price
Although interest rates and inflation are not separately included in the MEVs above, the economic impact of these risks is reflected in other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation would filter through these forecasts and be included in the ECL model and sensitivity analysis below.
In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlation between different MEV groups or the impact of management overlays is not taken into consideration). ECLs for Stage 3 are not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.
Sensitivity impact is lower as of December 31, 2023, compared to December 31, 2022, due to portfolio changes and minor improvements of base MEV projections which the analyses were based on.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 – Group Level
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(80.4)	(1)pp	88.9
Unemployment rates	(0.5)pp	(43.1)	0.5pp	45.9
Real estate prices[2]	5%	(5.9)	(5)%	6.2
Equities	10%	(9.0)	(10)%	12.2
Credit spreads	(40)%	(20.5)	40%	22.8
Commodities¹	10%	(8.5)	(10)%	9.2

1 Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign. 1pp (percentage point), e.g., GDP shifts from 3% to 4% // 1% (percentage change), e.g., Real estate price shifts from 100 to 101
2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above
73
Deutsche Bank
Annual Report 2023 on Form 20-F

	December 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(83.3)	(1)pp	101.4
Unemployment rates	(0.5)pp	(40.8)	0.5pp	58.0
Real estate prices	5%	(5.6)	(5)%	6.0
Equities	10%	(15.8)	(10)%	19.6
Credit spreads	(40)%	(37.9)	40%	42.6
Commodities	10%	(14.8)	(10)%	15.6

At the divisional level, the sensitivity analysis below was performed for the year ended December 31, 2023, and 2022, respectively, and revealed GDP growth rates, credit spreads and commodities prices to be the dominant factors for the Investment Bank, whereas the model sensitivity for the Corporate Bank and Private Bank is mainly associated with changes in GDP growth rates and unemployment rates. The model sensitivity table for the Private Bank shows GDP growth rates and unemployment rates only, as the key MEVs relevant to the underlying portfolios.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Corporate Bank
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.1)	(1)pp	20.7
Unemployment rates	(0.5)pp	(10.4)	0.5pp	11.0
Real estate prices[2]	5%	(1.5)	(5)%	1.6
Credit spreads	(40)%	(3.8)	40%	4.4
Commodities¹	10%	(2.6)	(10)%	2.9

¹Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.
2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above
	December 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(21.7)	(1)pp	24.6
Unemployment rates	(0.5)pp	(12.2)	0.5pp	14.0
Real estate prices	5%	(1.1)	(5)%	1.1
Credit spreads	(40)%	(7.5)	40%	9.1
Commodities	10%	(4.3)	(10)%	4.6

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Investment Bank
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(30.6)	(1)pp	33.5
Unemployment rates	(0.5)pp	(6.7)	0.5pp	7.5
Real estate prices[2]	5%	(4.0)	(5)%	4.2
Equities	10%	(3.3)	(10)%	4.4
Credit spreads	(40)%	(13.6)	40%	14.7
Commodities¹	10%	(5.5)	(10)%	5.9

¹Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.
2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above.
	December 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(35.3)	(1)pp	36.9
Unemployment rates	(0.5)pp	(5.3)	0.5pp	6.1
Real estate prices	5%	(4.5)	(5)%	4.8
Equities	10%	(5.8)	(10)%	7.3
Credit spreads	(40)%	(26.3)	40%	28.5
Commodities	10%	(9.8)	(10)%	10.3

74
Deutsche Bank
Annual Report 2023 on Form 20-F

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Private Bank
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(24.4)	(1)pp	26.3
Unemployment rates	(0.5)pp	(22.4)	0.5pp	23.3

	December 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(21.8)	(1)pp	34.5
Unemployment rates	(0.5)pp	(20.7)	0.5pp	34.9

Impact of lifetime expected credit losses for Stage 1 borrowers
As described above, the Group uses a mixture of quantitative and qualitative criteria to determine significant increase in credit risk which require, for affected borrowers, a move to lifetime ECL (Stage 2). If for all Stage 1 borrowers Deutsche Bank were to record lifetime expected credit losses, the Group’s allowance for credit losses amounting to € 5.7 billion as of December 31, 2023 and € 5.6 billion as of December 31, 2022 would increase by approximately 38 % as of year end 2023 and as of year-end 2022, respectively.
Stage 3 LGD setting
The Group’s allowance for credit losses in Stage 3 for the homogeneous portfolios amounts to € 2.2 billion as of December 31, 2023 and € 1.9 billion as of December 31, 2022. The key driver in determining the ECL provision is the loss given default estimate, which differs by individual portfolios. Loss given default is influenced by recovery rates, proceeds from the sale of collateral, and cure rates. Some of the drivers for different portfolios include elements of expert judgment and in particular on expected cure rates. If the LGD for all homogeneous portfolios were to increase by 1%, then Stage 3 ECL would increase as of December 31, 2023 by approximately € 22 million (thereof € 14 million in Germany, € 5 million in Italy and € 2 million in Spain), and by approximately € 19 million as of December 31, 2022 (thereof € 11 million in Germany, € 5 million in Italy and € 2 million in Spain).
IFRS 9 model results
In 2023, provision for credit losses was € 1.5 billion, compared to € 1.2 billion recorded for the year ended 2022. The increase is reflecting an overall weakened macroeconomic environment with only slow recovery of the main economies after Russia’s invasion of Ukraine in 2022 as well as increased challenges for the Commercial Real Estate sector especially in the office space which was already affected by a post-Covid driven change in demand. This sector came under further pressure by monetary measures imposed by the central banks in reply to increased inflation which subsequently led to increased refinancing risks.
The total provisions in 2023 include a € 51 million release related to clients in Russia and Ukraine as a result of successful de-risking activities compared to a € 114 million increase in 2022.
In 2023, € 33 million releases of provision for credit losses related to Stage 1 and 2 and € 1.5 billion new provision for credit losses to Stage 3, this compares to € 204 million provisions of Stage 1 and 2 provisions and € 1.0 billion in Stage 3 in 2022. The reduction of Stage 1 and 2 provisions was primarily driven by the improvement and stabilization of macroeconomic parameters after the macroeconomic outlook significantly deteriorated in 2022 following Russia’s invasion of Ukraine as well as benefits from a one-time model change. The increase of Stage 3 provisions was affecting all businesses but primarily the Private Bank and the Investment Bank.
Corporate Bank recorded provision for credit losses of € 266 million in 2023 versus a € 335 million in 2022. The year on year decrease was primarily driven by Stage 1 and 2 releases in 2023 compared to charges observed in 2022 following an improved macro-economic outlook and benefits from model related changes. This was partly offset by moderately higher Stage 3 provisions compared to the prior year across various portfolios. The Investment Bank recorded an increase of provision for credit losses of € 431 million in 2023 versus € 319 million in 2022. The increase was mainly driven by an increased number of impairments primarily in Commercial Real Estate. The Private Bank recorded an increase of provisions for credit losses of € 783 million in 2023 versus € 583 million reported in 2022. The increase was mainly driven by Stage 3 provisions in the first quarter of 2023 due to single name cases in Wealth Management and in the fourth quarter 2023 due to the reversal of the € 92 million overlay related to parameter recalibrations required due to the new definition of default introduced in 2021.
75
Deutsche Bank
Annual Report 2023 on Form 20-F

The amounts recognized in the allowance for credit losses in relation to climate-related risks are deemed to be immaterial at the end of December 31, 2022, and as of December 31, 2023.
For details on the Group’s accounting policy related to IFRS 9 Impairment, please refer to Note 1 - Material accounting policies and critical accounting estimates of the consolidated financial statements.
Exposure to Russia
Deutsche Bank continues to have limited exposure to Russia. The following table provides an overview of total Russian exposures, including overnight deposits with the Central Bank of Russia in the amount of € 0.6 billion as of December 31, 2023 (€ 0.8 billion as of December 31, 2022) and other receivables, which are subject to IFRS 9 impairment, and correspondent allowance for credit losses by stages as of December 31, 2023, and December 31, 2022.
Breakdown of total exposure and allowance for credit losses by stages
	Dec 31, 2023			Dec 31, 2022
in € m.	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees
Stage 1	93	0	24	209	0	59
Stage 2	797	4	270	1,182	10	375
Stage 3	325	16	261	336	68	152
Total	1,215	20	555	1,726	79	586

1 Allowance for credit losses do not include allowance for country risk amounting to € 3 million as of December 31, 2023 and € 11 million as of December 31, 2022
Total exposure of € 1.2 billion (€ 1.7 billion as of December 31, 2022) consists of € 0.5 billion (€ 0.8 billion as of December 31, 2022) loan exposure to Russia, € 26 million (€ 78 million as of December 31, 2022) of undrawn commitments and € 0.6 billion (€ 0.8 billion as of December 31, 2022) of unsecured overnight deposits in Rubles with the Central Bank of Russia (which continues to be reflected in Stage 2 as of December 31, 2023); the residual unsecured exposure, excluding the unsecured overnight deposits in Rubles with the Central Bank of Russia, is mainly driven by loans with large Russian companies. Not included in these exposures are Deutsche Bank’s interests in its Russian consolidated entities. This disclosure should be read in conjunction with the section “Risk Factors” in this report.
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
Overview of financial assets subject to impairment
	Dec 31, 2023					Dec 31, 2022
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	692,091	55,704	12,799	806	761,400	729,021	45,335	11,379	1,041	786,776
Allowance for credit losses²	447	680	3,960	198	5,285	533	626	3,656	180	4,995
of which Loans
Gross carrying amount	418,311	52,834	12,576	806	484,527	440,556	43,711	10,686	1,027	495,979
Allowance for credit losses²	424	673	3,874	198	5,170	507	619	3,491	174	4,790

Fair value through OCI
Fair value	34,424	1,076	46	0	35,546	31,123	482	70	0	31,675
Allowance for credit losses	13	13	22	0	48	14	12	43	0	69

Off-balance sheet
Notional amount	292,747	23,778	2,282	8	318,814	296,062	18,478	2,625	8	317,173
Allowance for credit losses³	117	88	187	0	393	144	97	310	0	551

1 Financial assets at amortized cost consist of: loans at amortized cost, cash and central bank balances, Interbank balances (w/o central banks), central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of other assets
2 Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of December 31, 2023 and € 14 million as of December 31, 2022
3 Allowance for credit losses do not include allowance for country risk amounting to € 9 million as of December 31, 2023 and € 9 million as of December 31, 2022
76
Deutsche Bank
Annual Report 2023 on Form 20-F

Financial assets at amortized cost
The following tables provide an overview of development of financial assets at amortized cost and related allowance for credit losses in each of the relevant reporting periods broken down into stages as per IFRS 9 requirements.
Development of exposures in the current reporting period
	Dec 31, 2023
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	729,021	45,335	11,379	1,041	786,776
Movements in financial assets including new business and credit extensions	15,413	10,074	2,498	99	28,084
Transfers due to changes in creditworthiness	(4,513)	3,111	1,402	-	0
Changes due to modifications that did not result in derecognition	0	8	(40)	0	(32)
Changes in models
Financial assets that have been derecognized during the period	(41,331)	(2,182)	(2,397)	(315)	(46,226)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(6,499)	(641)	(136)	(18)	(7,295)
Balance, end of reporting period	692,091	55,704	12,799	806	761,400

Financial assets at amortized cost subject to impairment decreased by € 25 billion or 3 % in 2023, driven by Stage 1:
– Stage 1 exposures declined by € 37 billion or 5% , primarily due to a reduction in cash and central bank balances and loans at amortized cost.
– Stage 2 exposures increased by € 10 billion or 23 % across business divisions, largely driven by loans at amortized cost.
– Stage 3 exposures went up by € 1 billion or 10 % in 2023, mainly driven by new defaults of single large clients in Private Bank as well as within the CRE portfolio in Investment Bank.
Development of exposures in the previous reporting period
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

Financial assets at amortized cost subject to impairment increased by € 22 billion or 3 % in 2022, largely driven by Stage 1:
– Stage 1 exposures increased by € 18 billion or 3% , primarily due to the increases in loans at amortized cost in Investment Bank and Private Bank as well as in debt securities held to collect, partly offset by a reduction in central bank balances.
– Stage 2 exposures increased by € 5 billion or 12% , largely driven by loans at amortized cost in Private Bank due to the deterioration of the macroeconomic environment.
– Stage 3 exposures slightly decreased by € 203 million or 2 % in 2022, driven by reductions in Private Bank and the POCI loan portfolio. This was partly offset by an increase in Corporate Bank due to new defaults.
77
Deutsche Bank
Annual Report 2023 on Form 20-F

Development of allowance for credit losses in the current reporting period
	Dec 31, 2023
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	533	626	3,656	180	4,995
Movements in financial assets including new business and credit extensions	(195)	294	1,647	32	1,778
Transfers due to changes in creditworthiness	170	(150)	(20)	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(57)-	(53)	0	0	(110)
Financial assets that have been derecognized during the period³	0	0	(1,145)	(52)	(1,197)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(3)	(38)	(271)	38	(273)
Balance, end of reporting period	447	680	3,960	198	5,285
Provision for Credit Losses excluding country risk¹	(83)	92	1,627	32	1,668

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2023
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2023 and € 46 million in 2022
Allowance for credit losses for financial assets at amortized cost subject to impairment increased by € 291 million or 6 % in 2023, driven by Stage 3:
– Stage 1 allowances decreased by € 86 million or 16 % across business divisions, driven by non-recurring positive ECL model changes and an improved macroeconomic outlook.
– Stage 2 allowances increased by € 54 million or 9 % across business divisions, due to the aforementioned overlays mainly related to envisaged ECL model changes (Forward Looking Information on LGDs), which led to an increase of Allowance for Credit Losses.
– Stage 3 allowances increased by € 323 million or 8% , mainly driven by the new provisions and the release of the existing overlay related to parameter recalibrations required due to the new definition of default in Private Bank (which at first application led to a decrease of Allowance for Credit Losses), as mentioned above.
The Group’s Stage 3 coverage ratio (defined as allowance for credit losses in Stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in Stage 3 (excluding POCI)) amounted to 31 % in the current fiscal year, compared to 32 % in the prior year.
Due to the non-recurring positive ECL model changes, net transfers into Stage 1 due to changes in creditworthiness increased in 2023 on a year-over-year basis. Net outflows from Stage 2 due to changes in creditworthiness increased in 2023, which was mainly due to the improved macroeconomic environment, as mentioned above.
In 2023, net outflows from Stage 3 (excluding POCI) increased compared to 2022. The immaterial amount of net outflows from Stage 3 due to creditworthiness in 2023 resulted from a release of an overlay, as mentioned above.
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

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2022
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 46 million in 2022 and € 0 million in 2021
78
Deutsche Bank
Annual Report 2023 on Form 20-F

Allowance for credit losses for financial assets at amortized cost subject to impairment increased by € 100 million or 2 % in 2022, driven by Stages 1 and 2:
– Stage 1 allowances increased by € 93 million or 21% , driven by a deteriorating macroeconomic environment.
– Stage 2 allowances increased by € 94 million or 18 % due to a deterioration of the macroeconomic outlook.
– Stage 3 allowances decreased by € 87 million or 2% , mainly driven by reductions due to non-performing portfolio sales in Private Bank, which were partly offset by new provisions in Investment Bank and Corporate Bank.
Financial assets at amortized cost by business division
	Dec 31, 2023
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	105,812	13,706	2,812	0	122,329	67	110	876	0	1,053
Investment Bank	150,562	13,309	3,127	806	167,804	119	108	536	198	962
Private Bank	233,744	26,815	6,400	0	266,960	249	445	2,497	0	3,191
Asset Management	1,224	8	0	0	1,232	(0)	0	0	0	(0)
Corporate & Other	200,749	1,866	460	0	203,075	11	16	51	0	79
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other.
	Dec 31, 2022
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	114,983	11,030	2,879	0	128,892	91	99	963	0	1,153
Investment Bank	164,443	10,288	2,375	1,041	178,147	145	89	491	180	904
Private Bank	243,896	22,609	5,870	0	272,375	283	433	2,167	0	2,883
Asset Management	1,861	49	0	0	1,910	0	0	0	0	0
Corporate & Other²	203,838	1,359	255	0	205,453	14	5	35	0	54
Total	729,021	45,335	11,379	1,041	786,776	533	626	3,656	180	4,995

1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other
2 Prior year’s comparatives aligned to presentation in the current year
79
Deutsche Bank
Annual Report 2023 on Form 20-F

Financial assets at amortized cost by industry sector

The below table provides an overview of the Group’s asset quality by industry and is based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard European industry classification system.
	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	288	77	20	0	384	0	1	4	(0)	6
Mining and quarrying	2,538	277	8	0	2,823	2	3	4	0	9
Manufacturing	23,474	4,061	1,445	44	29,024	27	48	456	2	533
Electricity, gas, steam and air conditioning supply	4,253	206	73	0	4,532	3	3	16	0	23
Water supply, sewerage, waste management and remediation activities	491	21	5	0	517	1	0	3	0	5
Construction	3,248	893	213	60	4,414	5	9	80	12	107
Wholesale and retail trade, repair of motor vehicles and motorcycles	17,237	3,407	698	25	21,366	16	31	351	3	402
Transport and storage	4,083	1,075	165	24	5,346	6	10	30	(0)	46
Accommodation and food service activities	1,471	320	76	3	1,869	2	3	26	(0)	31
Information and communication	7,398	814	89	0	8,302	10	11	28	0	49
Financial and insurance activities	342,352	12,189	1,691	351	356,583	96	90	491	92	769
Real estate activities	37,907	8,954	2,630	185	49,675	19	49	321	75	464
Professional, scientific and technical activities	5,887	918	179	1	6,985	6	12	75	1	94
Administrative and support service activities	7,980	1,107	351	24	9,463	7	11	114	9	141
Public administration and defense, compulsory social security	26,536	489	742	0	27,767	15	1	28	0	45
Education	226	46	11	0	283	0	1	2	0	3
Human health services and social work activities	3,986	482	34	0	4,503	5	7	14	0	25
Arts, entertainment and recreation	769	229	31	1	1,030	1	5	3	0	10
Other service activities	8,436	648	225	86	9,395	11	6	119	6	143
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	193,318	19,492	4,113	3	216,927	212	379	1,792	(2)	2,381
Activities of extraterritorial organizations and bodies	213	0	0	0	213	0	0	0	0	0
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

80
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2022
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	425	76	23	0	525	1	1	8	0	10
Mining and quarrying	2,227	137	70	0	2,434	4	5	23	0	32
Manufacturing	25,151	4,670	1,163	84	31,068	35	64	519	3	620
Electricity, gas, steam and air conditioning supply	6,226	563	51	0	6,839	4	5	33	0	42
Water supply, sewerage, waste management and remediation activities	624	63	39	0	726	1	1	6	0	8
Construction	3,453	540	203	87	4,282	5	9	91	10	115
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,710	2,530	733	31	22,004	20	30	383	3	437
Transport and storage	5,233	642	225	28	6,127	9	8	65	(0)	83
Accommodation and food service activities	1,385	466	112	6	1,969	2	5	59	1	67
Information and communication	7,096	614	127	17	7,854	14	13	94	0	122
Financial and insurance activities	356,491	8,991	1,999	402	367,883	129	73	472	46	720
Real estate activities	41,450	6,345	896	238	48,929	30	22	116	71	239
Professional, scientific and technical activities	6,147	721	218	1	7,087	6	9	104	0	119
Administrative and support service activities	8,429	1,003	383	18	9,833	9	13	94	6	121
Public administration and defense, compulsory social security	30,984	418	923	0	32,325	15	0	17	0	33
Education	205	41	4	0	251	0	1	2	0	3
Human health services and social work activities	4,188	351	83	0	4,622	8	12	12	0	32
Arts, entertainment and recreation	922	185	28	1	1,137	1	5	2	0	9
Other service activities	7,198	818	226	123	8,365	10	6	133	25	174
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	202,435	16,160	3,874	6	222,475	229	343	1,423	15	2,010
Activities of extraterritorial organizations and bodies	41	0	0	0	41	0	0	0	0	0
Total	729,021	45,335	11,379	1,041	786,776	533	626	3,656	180	4,995

Financial assets at amortized cost by region
	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	297,495	21,499	3,653	0	322,648	214	390	1,936	(4)	2,537
Western Europe (excluding Germany)	134,375	15,228	3,410	560	153,573	116	179	1,076	194	1,564
Eastern Europe	8,768	1,058	396	0	10,221	4	11	47	0	62
North America	175,011	12,133	3,442	89	190,674	51	74	445	12	582
Central and South America	3,936	261	80	5	4,282	2	1	16	0	19
Asia/Pacific	52,290	5,031	909	92	58,322	28	23	317	1	370
Africa	4,099	187	717	0	5,003	8	1	30	0	39
Other	16,116	307	192	62	16,677	23	0	94	(5)	113
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

81
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2022
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	324,716	19,904	3,689	0	348,310	201	333	1,619	13	2,166
Western Europe (excluding Germany)	141,935	9,828	3,171	712	155,646	178	194	1,224	162	1,758
Eastern Europe	8,050	1,174	386	0	9,609	3	7	97	0	107
North America	173,084	10,504	1,628	149	185,366	81	55	289	5	431
Central and South America	4,525	253	82	5	4,865	6	2	5	0	12
Asia/Pacific	58,621	2,967	1,475	112	63,174	40	28	330	3	400
Africa	3,144	177	843	0	4,164	8	0	7	0	15
Other	14,946	527	105	63	15,642	16	6	86	(4)	105
Total	729,021	45,335	11,379	1,041	786,776	533	626	3,656	180	4,995

Financial assets at amortized cost by rating class
	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	244,750	518	0	0	245,268	2	0	0	0	3
iA	101,538	2,359	0	9	103,907	8	1	0	0	9
iBBB	186,168	8,446	0	0	194,614	66	16	0	0	82
iBB	128,493	18,153	0	0	146,646	173	78	0	0	251
iB	28,531	20,040	0	0	48,571	165	294	0	0	459
iCCC and below	2,611	6,188	12,799	797	22,395	32	290	3,960	198	4,481
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

	Dec 31, 2022
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	251,598	228	0	0	251,826	3	0	0	0	3
iA	106,548	580	0	14	107,142	9	1	0	0	10
iBBB	172,643	6,246	0	0	178,889	63	21	0	0	84
iBB	159,538	14,891	0	0	174,429	212	91	0	0	302
iB	35,626	17,717	0	14	53,358	218	276	0	6	501
iCCC and below	3,068	5,672	11,379	1,013	21,132	28	237	3,656	174	4,095
Total	729,021	45,335	11,379	1,041	786,776	533	626	3,656	180	4,995

The Group’s existing commitments to lend additional funds to debtors with Stage 3 financial assets at amortized cost amounted to € 816 million as of December 31, 2023, and € 621 million as of December 31, 2022.
Collateral held against financial assets at amortized cost in Stage 3
	Dec 31, 2023			Dec 31, 2022
in € m.	Gross Carrying Amount	Collateral	Guarantees	Gross Carrying Amount	Collateral	Guarantees
Financial Assets at Amortized Cost (Stage 3)¹	12,799	4,451	1,435	11,379	3,431	1,439

1 Stage 3 consists here only of non-POCI assets
In 2023, collateral and guarantees held against financial assets at amortized cost in Stage 3 increased by € 1 billion, or 21 % mainly driven by Investment Bank and Private Bank.
Due to full collateralization the Group did not recognize an allowance for credit losses against financial assets at amortized cost in Stage 3 for € 408 million in 2023 and € 916 million in 2022.
82
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The following table provides the overview of modified financial assets at amortized cost in the reporting periods broken down into IFRS 9 stages.
Modified Assets at Amortized Cost
	Dec 31, 2023					Dec 31, 2022
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost carrying amount prior to modification	0	1,072	220	0	1,292	0	0	47	0	47
Net modification gain/losses recognized	0	5	(40)	0	(35)	0	(0)	(6)	0	(6)

In 2023, the bank has observed the increase of € 1.2 billion in modified assets at amortized cost due to client related modifications, driven by a single large client in Private Bank and the CRE portfolio in Investment Bank and Corporate Bank. The latter were granted with no modification loss.
In 2023, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
In 2022, the Group has observed immaterial amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
Financial assets at fair value through other comprehensive income
The fair value of financial assets at fair value through other comprehensive income (FVOCI) subject to impairment under IFRS 9 was € 36 billion at December 31, 2023, compared to € 32 billion at December 31, 2022. Allowance for credit losses against these assets remained at very low levels (€ 48 million as of December 31, 2023 and € 69 million as of December 31, 2022). Due to immateriality no further breakdown is provided for financial assets at FVOCI.
Off-balance sheet lending commitments and guarantee business
The following tables provide an overview of the nominal amount and credit loss allowance for the Group’s off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.
Development of nominal amount in the current reporting period
	Dec 31, 2023
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	296,062	18,478	2,625	8	317,173
Movements including new business	4,062	2,510	(235)	0	6,337
Transfers due to changes in creditworthiness	(3,040)	3,094	(54)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	(4,337)	(304)	(54)	0	(4,696)
Balance, end of reporting period	292,747	23,778	2,282	8	318,814
of which: Financial guarantees	58,405	5,991	401	0	64,798

83
Deutsche Bank
Annual Report 2023 on Form 20-F

Development of nominal amount in the previous reporting period
	Dec 31, 2022
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	276,157	14,498	2,582	11	293,248
Movements including new business	16,078	361	62	(3)	16,498
Transfers due to changes in creditworthiness	(3,047)	3,166	(119)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	6,874	452	100	(0)	7,427
Balance, end of reporting period	296,062	18,478	2,625	8	317,173
of which: Financial guarantees	61,083	5,283	971	0	67,337

Development of allowance for credit losses in the current reporting period
	Dec 31, 2023
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	97	310	0	551
Movements including new business	(39)	(3)	(118)	0	(160)
Transfers due to changes in creditworthiness	11	(4)	(7)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(2)	3	0	2
Balance, end of reporting period	117	88	187	0	393
of which: Financial guarantees	84	37	113	0	233
Provision for Credit Losses excluding country risk[1]	(28)	(7)	(125)	0	(160)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2023
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
Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 334 million in fiscal year 2023, mainly in Corporate Bank. In 2022, legal claims amounted to € 175 million, mainly in Corporate Bank and Private Bank.
84
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Forborne financial assets at amortized cost
	Dec 31, 2023							Dec 31, 2022
	Performing		Non-performing			Total forborne loans at amortized cost	Performing		Non-performing			Total forborne loans at amortized cost
in € m.	Stage 1	Stage 2	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 1	Stage 2	Stage 3
German	426	2,356	0	7	812	3,600	729	1,563	0	21	1,066	3,379
Non-German	639	4,399	0	194	3,632	8,864	1,254	3,139	60	13	3,299	7,764
Total	1,065	6,755	0	201	4,444	12,464	1,983	4,702	60	34	4,365	11,143

Development of forborne financial assets at amortized cost
in € m.	Dec 31, 2023	Dec 31, 2022
Balance beginning of period	11,143	13,741
Classified as forborne during the year	4,007	3,196
Transferred to non-forborne during the year (including repayments)	(2,500)	(5,899)
Charge-offs	(80)	(142)
Exchange rate and other movements	(106)	248
Balance end of period	12,464	11,143

Forborne assets at amortized cost increased by € 1.3 billion, or 12% in 2023. This was driven by the increase in Investment Bank.
Forborne assets at amortized cost decreased by € 2.6 billion, or 19% in 2022. This was driven by the reduction in the COVID-19 related forbearance measures, which was partly offset by an increase in Investment Bank and Corporate Bank.
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
Collateral Obtained during the reporting period
in € m.	2023	2022
Commercial real estate	0	2
Residential real estate[1]	3	1
Other	11	0
Total collateral obtained during the reporting period	14	4

1 Carrying amount of foreclosed residential real estate properties amounted to € 30 million as of December 31, 2023 and € 62 million as of December 31, 2022
85
Deutsche Bank
Annual Report 2023 on Form 20-F

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2023 and 2022, the Group obtained € 0 million of collateral related to these trusts.
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
The bank’s contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When its decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, the bank restructures the obligation into a non-derivative claim and manage it through its regular work-out process. As a consequence, for accounting purposes the bank typically does not show any nonperforming derivatives.
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
Managing and mitigation of credit risk
Managing credit risk on counterparty level
Credit-relevant counterparties are principally allocated to credit officers within credit teams which are organized by type of counterparty (such as financial institutions, corporates or private individuals), economic area (e.g., emerging markets) or product and supported by dedicated rating analyst teams where deemed necessary. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients, credit decision making and credit monitoring is highly automated due to standardized products and processes. Credit Risk Management has full oversight of the respective processes and tools used in these highly automated retail credit processes. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated counterparties. Deutsche Bank also has procedures in place intended to identify at an early-stage credit exposures for which there may be an increased risk of deteriorated risk/ loss.
In instances where Deutsche Bank has identified counterparties with emerging concern about their credit quality deteriorating or likely to deteriorate to the point where they present a heightened risk of default / loss, the respective counterparty is generally placed on the “Watchlist”. Deutsche Bank aims to identify those counterparties at an early stage to ensure that credit exposures with increased risks are effectively managed, the Bank’s risk management tools are appropriately applied aiming to minimize potential losses. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of Deutsche Bank’s credit culture and is designed to raise management awareness of these positions.
86
Deutsche Bank
Annual Report 2023 on Form 20-F

Credit limits for individual counterparties are established by the Credit Risk Management function applying credit authorities assigned to individual Credit Officers. This also applies to settlement risk that must fall within limits pre-approved by Credit Risk Management and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by electronic signature under 4-eye principle by the respective credit authority holders and are retained for future reference.
Credit authority is generally assigned as a personal credit authority according to the individual’s professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are commensurate with the individual performance of the authority holder.
Where credit authority is insufficient to establish required credit limits, the transaction is referred to a credit authority holder with the respective credit authority or if exceeding the highest personal authority to an appropriate credit committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.
Mitigation of credit risk on counterparty level
In addition to determine counterparty credit quality by assigning internal ratings and the alignment of the exposure with the Bank’s counterparty concentration risk guidelines, Deutsche Bank also uses various credit risk mitigation & protection techniques to optimize credit exposure and reduce potential credit losses. These techniques are applied in the following forms:
–
Comprehensive and enforceable credit documentation with adequate terms and conditions
–
Collateral in its various forms to reduce losses by increasing the recovery of obligations; key principles for collateral management include legal effectiveness and enforceability, prudent and realistic collateral valuations, risk and regulatory capital reduction, as well as cost efficiency
– Risk transfers, which shift the risk of default of an obligor to a third-party including hedging executed by the bank’s Strategic Corporate Lending (SCL) team or entity; other de-risking tools, such as securitizations etc., may also be employed
– Netting and collateral arrangements which reduce the credit exposure from derivatives and securities financing transactions (e.g. repo transactions)
– Hedging of derivatives counterparty risk including CVA, using primarily CDS contracts via the bank’s Counterparty Portfolio Management desk
Collateral
Deutsche Bank regularly agrees on collateral to be received from customers that are subject to credit risk or to be provided by third parties agreed by legally effective and enforceable contracts as documented by a written and reasoned legal opinion. Collateral is credit protection in the form of (funded) assigned or pledged assets or (unfunded) third-party obligations that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the counterparty default risk or improving recoveries in the event of a default. Deutsche Bank generally takes all types of eligible collateral for its respective businesses but may limit accepted collateral types for specific businesses or regions as customary in the respective market or driven by purpose of efficiency. While collateral can be an alternative source of repayment, it does not replace the necessity of high-quality underwriting standards and a thorough assessment of the debt service ability of the counterparty in line with Article 194 (9) CRR.
Deutsche Bank distinguishes the following two types of credit protection approaches:
– Funded Credit Protection like financial and other collateral, which enables Deutsche Bank to recover all or part of the outstanding exposure by liquidating the collateral / asset provided, in cases where the counterparty is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral pledges or assignments of other claims or inventory, movable assets (i.e., plant, machinery, ships and aircraft) and real estate typically fall into this category; all financial collateral is regularly, mostly daily, revalued and measured against the respective credit exposure; the value of other collateral, including real estate, is monitored based upon established processes that includes regular reviews or revaluations by internal and/or external experts
– Unfunded Credit Protection like Guarantees, which complement the counterparty’s ability to fulfill its obligation under the legal contract and as such is provided by uncorrelated third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and (unfunded) risk participations typically fall into this category. Guarantees and strong letters of comfort provided by correlated group members of customers (generally the parent company) may also be accepted and considered in approved rating approaches; guarantee collateral with a non-investment grade rating of the guarantor is limited
87
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank’s processes seek to ensure that the collateral accepted for risk mitigation purposes is of high quality. This includes processes to generally ensure legally effective and enforceable documentation for realizable and measurable collateral or assets which are evaluated within the on-boarding process by dedicated internal appraisers or teams with the respective qualification, skills and experience or adequate external valuers mandated in regulated processes. The applied valuations follow generally accepted valuation methods or models. Ongoing correctness of values is monitored by collateral type-specific, appropriately frequent, and event-driven reviews considering relevant risk parameters. Revaluations are applied in cases of identified probable material deterioration and future monitoring may be adjusted respectively. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. Deutsche Bank has collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, Deutsche Bank strives to avoid “wrong-way” risk characteristics where the counterparty’s risk is positively correlated with the risk of deterioration in the collateral value. For unfunded credit protection like guarantees, the process for the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for credit-relevant counterparties.
The valuation of collateral is considered under a liquidation scenario. The liquidation value is equal to the expected proceeds of collateral monetization / realization in a base case scenario, wherein a fair price is achieved through careful preparation and orderly liquidation of the collateral. Collateral can either move in value over time (dynamic value) or not (static value). The dynamic liquidation value generally includes a safety margin or haircut over realizable value to address liquidity and marketability aspects.
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
Collateral haircut settings are typically based on available historic internal and / or external recovery data (expert opinions may also be used, where appropriate). They also incorporate a forward-looking component in the form of collection and valuation forecast provided by experts within Risk Management. Considering the expected proceeds from the liquidation of the different collateral types, respective value fluctuations, market specific liquidation costs, and time applied haircuts vary between 0 to 100%. When data is not sufficiently available or inconclusive, more conservative haircuts than otherwise used must be applied. Haircut settings are reviewed at least annually.
Risk transfers
Risk transfers to third parties form a key part of the bank’s overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and/ or by Strategic Corporate Lending, in accordance with specifically approved mandates.
Strategic Corporate Lending manages the residual credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio, part of the leveraged lending portfolio and the medium-sized German companies’ portfolio across the bank’s Corporate Bank and Investment Bank divisions.
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
88
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The Dodd-Frank Act and related Commodity Futures Trading Commission (CFTC) rules require CCP clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps, subject to limited exceptions when facing certain counterparties. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (EMIR) and the Commission Delegated Regulations (EU) 2015/2205, (EU) 2015/592 and (EU) 2016/1178 based thereupon introduced mandatory CCP clearing in the EU for certain standardized OTC derivatives transactions. Mandatory CCP clearing in the EU began for certain interest rate derivatives on June 21, 2016 and for certain iTraxx-based credit derivatives and additional interest rate derivatives on February 9, 2017. Article 4 (2) of EMIR authorizes competent authorities to exempt intragroup transactions from mandatory CCP clearing, provided certain requirements, such as full consolidation of the intragroup transactions and the application of an appropriate centralized risk evaluation, measurement and control procedure are met. The bank successfully applied for the clearing exemption for a number of its regulatory-consolidated subsidiaries with intragroup derivatives, including e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2023, the bank is allowed to make use of intragroup exemptions from the EMIR clearing obligation for 58 bilateral intragroup relationships. The extent of the exemptions differs as not all entities enter into relevant transaction types subject to the clearing obligation. Of the 58 intragroup relationships, 14 are relationships where both entities are established in the Union (EU) for which a full exemption has been granted, and 44 are relationships where one is established in a third country (“Third Country Relationship”). Third Country Relationships required repeat applications for each new asset class being subject to the clearing obligation; the process took place in the course of 2017. Due to “Brexit”, the status of some group entities has changed from an EU entity to a third country entity, but there has been no impact for the bank in respect clearing exemptions.
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
89
Deutsche Bank
Annual Report 2023 on Form 20-F

Certain CSAs to master agreements provide for rating-dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. Deutsche Bank also enters into master agreements that provide for an additional termination event upon a party’s rating downgrade. These downgrade provisions in CSAs and master agreements usually apply to both parties but in some agreements may apply to Deutsche Bank only. Deutsche Bank analyzes and monitors its potential contingent payment obligations resulting from a rating downgrade in its stress testing and liquidity coverage ratio approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of the bank’s credit rating please refer to table “Stress Testing Results” in the section “Liquidity Risk”.
The Dodd-Frank Act and CFTC rules thereunder, including CFTC rule § 23.504, as well as EMIR and Commission Delegated Regulation based thereon, namely Commission Delegated Regulation (EU) 2016/2251, introduced the mandatory use of master agreements and related CSAs, which must be executed prior to or contemporaneously with entering into an uncleared OTC derivative transaction. Certain documentation is also required by the U.S. margin rules adopted by U.S. prudential regulators. Under the U.S. prudential regulators’ margin rules, Deutsche Bank is required to post and collect initial margin for its derivatives exposures with other derivatives dealers, as well as with the bank’s counterparties that (a) are “financial end users,” as that term is defined in the U.S. margin rules, and (b) have an average daily aggregate notional amount of uncleared swaps, uncleared security-based swaps, foreign exchange forwards and foreign exchange swaps exceeding U.S.$ 8 billion in June, July and August of the previous calendar year. The U.S. margin rules additionally requires Deutsche Bank to post and collect variation margin for its derivatives with other derivatives dealers and certain financial end user counterparties. These margin requirements are subject to a U.S.$ 50 million threshold for initial margin, but no threshold for variation margin, with a combined U.S.$ 500,000 minimum transfer amount. The U.S. margin requirements have been in effect for large banks since September 2016, with additional variation margin requirements having come into effect March 1, 2017 and additional initial margin requirements having been phased in from September 2017 through September 2022.
Under Commission Delegated Regulation (EU) 2016/2251, which implements the EMIR margin requirements, the CSA must provide for daily valuation and daily variation margining based on a zero threshold and a minimum transfer amount of not more than € 500,000. For large derivative exposures exceeding € 8 billion, initial margin has to be posted as well. The variation margin requirements under EMIR apply as of March 1, 2017; the initial margin requirements originally were subject to a staged phase-in until September 1, 2021. However, legislative changes published on February 17, 2021 extended deadlines into 2022. Under Article 31 of Commission Delegated Regulation (EU) 2016/2251, an EU party may decide to not exchange margin with counterparties in certain non-netting jurisdictions provided certain requirements are met. Pursuant to Article 11 (5) to (10) of EMIR, competent authorities are authorized to exempt intragroup transactions from the margining obligation, provided certain requirements are met. While some of those requirements are the same as for the EMIR clearing exemptions (see above), there are additional requirements such as the absence of any current or foreseen practical or legal impediment to the prompt transfer of funds or repayment of liabilities between intragroup counterparties. The bank is making use of this exemption. The bank has successfully applied for the collateral exemption for some of its regulatory-consolidated subsidiaries with intragroup derivatives, including, e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2023, the bank is allowed to use intragroup exemptions from the EMIR collateral obligation for a number of bilateral intragroup relationships which are published under db.com/legal-resources/european-market-infrastructure-regulation/intra-group-exemptions-margining. For some bilateral intragroup relationships, the EMIR margining exemption may be used based on Article 11 (5) of EMIR, i.e. without the need for any application or publication, because both entities are established in the same EU Member State. For third country subsidiaries, the intragroup exemption was originally limited until the earlier of June 30, 2022 and four months after the publication of an equivalence decision by the EU Commission under Article 13(2) EMIR, unless, in the case of an equivalence decision being applicable, a follow-up exemption application is made and granted. On February 13, 2023, an amendment to Regulation (EU) 2016/2251 has been published in the Official Journal, which amendment relates to the extension of the exemption end date until June 30, 2025. While the application requirement may be abolished with “EMIR 3.0” (see European Commission proposal COM (2022) 697 final), Deutsche Bank continues to have processes in place ensuring readiness for intragroup margining should the need arise.
Concentrations within credit risk mitigation
Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. Concentration risk may also occur in collateral portfolios (e.g. multiple claims and receivables against third parties) which are considered conservatively within the valuation process and / or on-site inspections where applicable. Deutsche Bank uses a range of tools and metrics to monitor its credit risk mitigating activities and potential concentrations.
For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section “Maximum exposure to credit risk”.
90
Deutsche Bank
Annual Report 2023 on Form 20-F

Managing credit risk on portfolio level
Enterprise Risk Management (ERM) Portfolio sets the framework for the management of concentration risks at a portfolio level. This includes strategically setting, monitoring, reviewing, reporting, and controlling credit risk appetites across various dimensions such as group, division, business unit, legal entity, branch, country, and industry level that need to be considered in the context of credit approvals. In addition, ERM Portfolio provides a comprehensive and holistic view of the bank’s risk profile across risk types.
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
Industry risk management
To manage industry risk, Deutsche Bank has grouped its corporate and financial institutions counterparties into various industry sub-portfolios. Portfolios are regularly reviewed at least on an annual basis. Reviews highlight industry developments and risks to the bank’s credit portfolio, review cross-risk concentration risks, analyze the risk/reward profile of the portfolio and incorporate the results of an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.
In the bank’s industry risk management framework, thresholds are established for aggregate credit limits to counterparties within each industry sub-portfolio. For risk management purposes, the aggregation of limits across industry sectors follows an internal risk view that does not have to be congruent with NACE (Nomenclature des Activities Economiques dans la Communate Europeenne) code-based view applied elsewhere in this report. Regular industry portfolio overviews are prepared for the Enterprise Risk Committee to discuss recent developments and to agree on risk management actions where necessary.
Beyond credit risk, the bank’s industry risk framework comprises of thresholds for Traded Credit Positions while key industry relevant non-financial risks are closely monitored.
91
Deutsche Bank
Annual Report 2023 on Form 20-F

Country risk management

Avoiding undue concentrations from a regional and country perspective is also an integral part of the bank’s credit risk management framework. In order to achieve this, country risk thresholds are applied to countries in Non-Japan Asia, Central Eastern Europe, Middle East & Africa and Latin America as well as selected Developed Markets countries (based on internal country risk ratings). Country portfolios are regularly reviewed with the frequency of review dependent on portfolio size and risk profile as well as risk developments. Larger / riskier portfolios are reviewed at least on an annual basis. These reviews assess amongst other factors, key macroeconomic and political risk developments and outlook; portfolio composition, quality and cross-risk concentrations under normal and stress conditions; analyze the risk / reward profile of the portfolio. Based on this and taking into account the Group’s Risk Appetite and strategy, country risk appetite and strategies are set by ERM.
In the bank’s country risk framework, thresholds are established for counterparty credit risk exposures in each country to manage the aggregate credit risk subject to country-specific economic and political events. These thresholds cover exposures to entities incorporated locally and subsidiaries of foreign multinational corporations as well as companies with significant economic or operational dependence on a specific country even though they are incorporated externally. In addition, gap risk thresholds are set to control the risk of loss due to intra-country wrong-way risk exposure. As such, for risk management purposes, the aggregation of exposures across countries follows an internal risk view that may differ from the geographical exposure view applied elsewhere in this report. Beyond credit risk, the bank’s country risk framework comprises thresholds for trading positions that measure the aggregate market value of traded credit risk positions. For Emerging Markets, thresholds are also set to measure the profit and loss impact under specific country stress scenarios on trading positions across the bank’s portfolio. Furthermore, thresholds are set for capital and intra-group funding exposure of Deutsche Bank entities in above countries given the transfer risk inherent in these cross-border positions. Key non-financial risks are closely monitored and factored into financial threshold setting considerations where relevant. Deutsche Bank’s country risk ratings represent a key tool in its management of country risk. They include:
– Sovereign rating (set and managed by ERM Risk Research): A measure of the probability of the sovereign defaulting on its foreign or local currency obligations
– Transfer risk rating (set and managed by ERM Risk research): A measure of the probability of a “transfer risk event”, i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention
All sovereign and transfer risk ratings are reviewed, at least on an annual basis.
Product/Asset class specific risk management
Complementary to the bank’s counterparty, industry and country risk approach, Deutsche Bank focuses on certain product / asset class specific risk concentrations and sets limits or thresholds where required for risk management purposes. Specific risk limits are set in particular if a concentration of transactions of a specific type might lead to significant losses under certain conditions. In this respect, correlated losses might result from disruptions in the functioning of financial markets, significant moves in market parameters to which the respective product or asset class is sensitive to, or other risk drivers common to the asset class.
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
92
Deutsche Bank
Annual Report 2023 on Form 20-F

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
A major asset class, in which Deutsche Bank is active in underwriting, is leverage lending, which Deutsche Bank mainly executes through its Leveraged Debt Capital Markets business unit. The business model is a fee-based‚ originate to distribute approach focused on the distribution of largely unfunded underwriting commitments into the capital market. The afore-mentioned risks regarding distribution and credit spread movement apply to this business unit, however, are managed under a range of specific notional as well as market risk limits. The latter require the business to also hedge its underwriting pipeline against market dislocations. The fee-based model of the bank’s Leveraged Debt Capital Markets business unit includes a restrictive approach to single-name risk concentrations retained on Deutsche Bank’s balance sheet, which results in a diversified overall portfolio without any material concentrations. The resulting longer-term on-balance sheet portfolio is also subject to a comprehensive credit limit and hedging framework.
Deutsche Bank assumes underwriting risk with respect to Commercial Real Estate loans. Primarily in the Commercial Real Estate business unit in the Investment Bank loans may be originated with the intent to securitize in the capital markets or syndicate to other lenders. The afore-mentioned inherent underwriting risks such as delayed distribution and pricing risk are managed through notional caps, market risk limits and hedging against the risk of market dislocations.
Deutsche Bank also provides material underwriting activity through its Debt Capital Markets desk which is focused on supporting Investment Grade and cross-over rated corporate borrowers, usually in connection with M&A transaction financing. These exposures are typically 12-24 month bridge loans, which are expected to be repaid by syndicated loans and/or capital markets issuance by the borrower. Deutsche Bank does not bear market placement or pricing risk on these exposures but faces funding risk and credit risk for the duration of the commitment, which are managed through notional underwriting limits for the Group and an industry concentration framework.
93
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Trading Market Risk
The Group’s primary mechanism to manage trading market risk is the application of the bank’s risk appetite framework of which the limit framework is a key component. The Management Board, supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market Risk Management allocates this overall appetite to the Corporate Divisions and their individual business units based on established and agreed business plans. Deutsche Bank also has business aligned heads within Market Risk Management who establish business unit limits, by allocating the limit down to individual portfolios, geographical regions and types of market risks.
Value-at-risk, economic capital and portfolio stress testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and important complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, exposure, business-level stress testing and event risk scenarios, taking into consideration business plans and the risk versus return assessment.
Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis, dependent on the risk management tool being used.
94
Deutsche Bank
Annual Report 2023 on Form 20-F

Internally developed Market Risk Models
Value-at-Risk (VaR)
VaR is a quantitative measure of the potential loss (in value) of Fair Value positions due to market movements that should not be exceeded in a defined period of time and with a defined confidence level.
The Group’s value-at-risk for the trading businesses is based on historical simulation model (internal model approach) predominantly utilizing full revaluation, although some portfolios remain on a sensitivity-based approach. The approach is used for both Risk Management and capital requirements.
Risk management VaR is calibrated to a 99% confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported VaR. For regulatory capital purposes, the VaR model is calibrated to a 99% confidence interval and a ten day holding period.
The calculation employs a historical simulation technique that uses one year of historical market data as input and observed correlations between the risk factors during this one year period.
The VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g., money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are also considered in the VaR calculation. The list of risk factors included in the VaR model is reviewed regularly and enhanced as part of ongoing model performance reviews.
The model incorporates both linear and, especially for derivatives, nonlinear impacts predominantly through a full revaluation approach but it also utilizes a sensitivity-based approach for certain portfolios. The full revaluation approach uses the historical changes to risk factors as input to pricing functions. Whilst this approach is computationally expensive, it does yield a more accurate view of market risk for nonlinear positions, especially under stressed scenarios. The sensitivity-based approach uses sensitivities to underlying risk factors in combination with historical changes to those risk factors.
For each business unit a separate VaR is calculated for each risk type, e.g., interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. “Diversification effect” reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.
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
When using VaR results a number of considerations should be taken into account. These include:
– The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature; this “backward-looking” limitation can cause VaR to understate future potential losses (as in financial credit crisis 2008/09), but can also cause it to be overstated immediately following a period of significant stress (as in COVID-19 pandemic)
– The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day
– VaR does not indicate the potential loss beyond the 99 th quantile
– Intra-day risk is not reflected in the end of day VaR calculation
– There may be risks in the trading or banking book that are not fully captured in the VaR model (either partially captured or missing entirely)
The process of systematically capturing and evaluating risks currently not captured in the bank’s VaR model has been further developed and improved. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in the bank’s internal model. Risks not in VaR are monitored and assessed on a regular basis through the Risk Not In VaR (RNIV) framework. This framework has also undergone a significant overhaul in 2020 which included the alignment of methodologies with the Historical Simulation approach which in turn yields a more accurate estimate of the contribution of these missing items and their potential capitalization.
Deutsche Bank is committed to the ongoing development of the internal risk models, and substantial resources are allocated to review, validate and improve them.
95
Deutsche Bank
Annual Report 2023 on Form 20-F

Stressed Value-at-Risk
Stressed Value-at-Risk (SVaR) calculates a stressed value-at-risk measure based on a one year period of significant market stress. The Group calculates a stressed value-at-risk measure using a 99 % confidence level. Stressed VaR is calculated with a holding period of ten days. The SVaR calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data and observed correlations from a period of significant financial stress (i.e., characterized by high volatilities) are used as an input for the historical simulation.
The stress period selection process for the stressed value-at-risk calculation is based on the comparison of VaR calculated using historical time windows compared to the current SVaR. If a historical window produces a VaR which is higher than the current SVaR, it is further investigated and the SVaR window can subsequently be updated accordingly. This process runs on a quarterly basis.
During 2023, the stress period selection process for the Group was conducted as outlined above. As a result, the SVaR window used at various periods in 2023 included the financial credit crisis of 2008/09 and the European sovereign crisis of 2011/12.
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
Trading Market Risk Economic Capital
Deutsche Bank’s trading market risk economic capital model-scaled Stressed VaR based EC (SVaR based EC) - comprises two core components, the “common risk” component covering risk drivers across all businesses and the “business-specific risk” component, which enriches the Common Risk via a suite of Business Specific Stress Tests. Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the SVaR framework while Business Specific Stress Tests are designed to capture more product/business-related bespoke risks (e.g., complex basis risks) as well as higher order risks not captured in the common risk component. The SVaR based EC uses the Monte Carlo SVaR framework.
96
Deutsche Bank
Annual Report 2023 on Form 20-F

Traded Default Risk Economic Capital

The Traded Default Risk Economic Capital captures the relevant credit exposures across our trading and fair value banking books. Trading book exposures are monitored by Market Risk Management via single name concentration and portfolio thresholds which are set based upon rating, size and liquidity. Single name concentration risk thresholds are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate, and bond equivalent Market Value, i.e., default exposure at 0 % recovery. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.
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
As of December 31, 2023, the amount of the additional value adjustments was € 1.7 billion. The December 31, 2022, amount was € 2.0 billion. The decrease was predominantly due to a combination of risk exposure changes and reductions in price dispersion.
As of December 31, 2023, the reduction of the expected loss from subtracting the additional value adjustments was € 102 million, which partly mitigated the negative impact of the additional value adjustments on our CET 1 capital.
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
97
Deutsche Bank
Annual Report 2023 on Form 20-F

The Group manages its IRRBB exposures using economic value as well as earnings based measures. The Group Treasury function is mandated to manage the interest rate risk centrally, with Market Risk Management acting as 2nd Line of Defense (LoD) independently assessing and challenging the implementation of the framework and adherence to the risk appetite. Group Audit in its role as the 3rd LoD is accountable for providing independent and objective assurance on the adequacy of the design, operating effectiveness and efficiency of the risk management system and systems of internal control. The Group Asset & Liability Committee (“ALCo”) oversees and steers the Group’s structural interest risk position with particular focus on banking book risks and the management of the net interest income. The ALCo monitors the sensitivity of financial resources and associated metrics to key market parameters such as interest rate curves and oversees adherence to divisional/business financial resource limits.
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
The Group manages the interest rate risk exposure of its non-maturity deposits through a replicating portfolio approach to determine the average repricing maturity of the portfolio. For the purpose of constructing the replicating portfolio, the portfolio of non-maturity deposits is clustered by dimensions such as business unit, currency, product and geographical location. The main dimensions influencing the repricing maturity are elasticity of deposit rates to market interest rates, volatility of deposit balances and observable client behavior. For the reporting period the average repricing maturity assigned across all such replicating portfolios is 2.40 years and Deutsche Bank uses 15 years as the longest repricing maturity.
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
98
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The bulk of non-trading open foreign exchange risk arises from the foreign exchange translation of local capital into the reporting currency of the Group and related capital hedge positions. Thereby structural open long positions are taken for a selected number of relevant currencies to immunize the sensitivity of the capital ratio of the Group against changes in the exchange rates.
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
99
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Non-trading Market Risk Economic Capital
Non-trading market risk economic capital is calculated either by applying the standard traded market risk EC methodology or through the use of non-traded market risk models that are specific to each risk class and which consider, among other factors, historically observed market moves, the liquidity of each asset class, and changes in client’s behavior in relation to products with behavioral optionality.
100
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The Operational Risk Management Framework is a set of interrelated tools and processes that are used to identify, assess, mitigate and monitor the bank’s operational risks. Its components have been designed to operate together to provide a comprehensive, risk-based approach to managing the bank’s most material operational risks. Operational Risk Management Framework components include the Group’s approach to setting and adhering to operational risk appetite, the operational risk type and control taxonomies, the policies and procedures for operational risk management processes including the respective tools, and the bank’s operational risk capital model.
Organizational and governance structure
While the day-to-day management of operational risk is the primary responsibility of business divisions and infrastructure functions, where these risks are generated, Non-Financial Risk Management (NFRM) oversees the Group-wide management of operational risks, identifies and reports risk concentrations, and promotes a consistent application of the Operational Risk Management Framework across the bank. NFRM is part of the Group’s risk function, the Chief Risk Office, which is headed by the Chief Risk Officer.
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
The Non-Financial Risk Committee, which is chaired by the Chief Risk Officer, is responsible for the oversight, governance and coordination of the management of operational risk in the Group on behalf of the Management Board, by establishing a cross-risk and holistic perspective of the key operational risks of the Group. Its decision-making and policy related authorities include the review, advice and management of all operational risk issues that may impact the risk profile of business divisions and infrastructure functions. Several sub-fora with attendees from both the 1st LoD and 2nd LoD support the Non-Financial Risk Committee to effectively fulfil its mandate. In addition to the Group level Non-Financial Risk Committee, business divisions have established 1st LoD non-financial risk fora for the oversight and management of operational risks on various levels of the organization.
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
101
Deutsche Bank
Annual Report 2023 on Form 20-F

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
– As the 2nd LoD risk control function, NFRM defines the bank’s approach to operational risk appetite and monitors its adherence, breaches and consequences; NFRM is the independent reviewer and challenger of the 1st LoD’s risk and control assessments and risk management activities relating to the holistic operational risk profile of a unit (while Risk Type Controllers monitor and challenge activities related to their specific risk types). NFRM provides the oversight of risk and control mitigation plans to return the bank’s operational risk to its risk appetite, where required; it also establishes and regularly reports the bank’s operational risk profile and operational top risks, i.e., the bank’s material operational risks which are outside of risk appetite
– As the subject matter expert for operational risk, NFRM provides independent risk views to facilitate forward-looking management of operational risks, actively engages with risk owners (1st LoD) and facilitates the implementation of risk management and control standards across the bank
– NFRM is accountable for the design, implementation and maintenance of the approach to determine the adequate level of capital required for operational risk, for recommendation to the Management Board; This includes the calculation and allocation of operational risk capital demand and expected loss under the Advanced Measurement Approach (AMA)
Managing operational risk
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
In 2023, the bank continued to mature the management of operational risk by further integrating and simplifying the risk management process. This was achieved through enhancement of the bank’s central controls inventory; upgrading the application used to analyze operational risk loss events by integrating ‘lessons learned’ functionality; introduction of residual risk tolerance zones in the risk appetite framework and by extending framework adherence monitoring to also cover 2LoD activities.
Loss data collection: Data on internal and relevant external operational risk events (with a P&L impact ≥ €10,000) is independently validated in a timely manner. Material operational risk events trigger clearly defined lessons learned and read-across analyses, which are performed in the 1st LoD in close collaboration between business partners, risk control and other infrastructure functions. Lessons learned reviews analyze the reasons for significant operational risk events, identify their root causes, and document appropriate remediation actions to reduce the likelihood of their reoccurrence. Read across reviews take the conclusions of the lessons learned process and seek to analyze whether similar risks and control weaknesses identified in a lessons learned review exist in other areas of the bank, even if they have not yet resulted in problems or losses. This allows preventative actions to be undertaken. In 2023, lesson learned documentation functionality was integrated into the operational risk event management application (EMApp), allowing for direct technical linkage to the underlying operational risk event and enhanced lessons learned monitoring, governance and reporting.
102
Deutsche Bank
Annual Report 2023 on Form 20-F

Scenario analysis: The operational risk profile is complemented and further substantiated by incorporating exploratory scenario analysis into day-to-day risk management activities. Scenario analysis is used as a risk identiﬁcation and management tool that enables risk owners and Risk Type Controllers to explore potential exposure to risk as the basis for identifying potential gaps in the banks existing operational risk profile. Furthermore, it is used as an input into the calculation of the operational risk capital for the bank. Scenario storylines build on internal losses, emerging risk reviews, top risks and risk concentrations, and findings, as well as the review of external peer operational risk loss events. Information from actual and potential future loss events are systematically utilized to identify thematic susceptibilities and actively seek to reduce the likelihood of similar incidents, for example through deep dive analyses or risk profile reviews. In 2023, the scenario analysis process has been strengthened by further tightening the roles and responsibilities within the 1st LoD and 2nd LoD in executing scenarios and scenario analysis continues to play an important role in operational resilience exercises, particularly in assessing impacts of emerging risk themes. Additionally, work has started which will allow scenario analysis to be performed in the event management application (EMApp) in order to automate the capture, governance and reporting.
Risk & Control Assessment: The risk and control assessment process comprises of a series of bottom-up assessments of the risks generated by business divisions and infrastructure functions, the effectiveness of the controls in place to manage them, and the remediation actions required to bring the risks within the risk appetite perimeter. The Risk & Control Assessment is performed at a global business level and as such covers all jurisdictions. It is designed to assist Senior Management to determine whether operational risks are being managed and controlled adequately via a dynamic assessment approach which covers all applicable Risk Types from the Group’s Non-Financial Risk Type Taxonomy (NFRTT). The Risk & Control Assessment puts a greater emphasis on assessing and mitigating risks that are outside of appetite and risks that drive unethical and inappropriate market conduct within the bank.
Top risks: The Top Risk process is a regular process to identify the risks which pose greatest concern across Group and divisions, in addition to ensuring there is commensurate remediation activity associated to mitigate the risk. The associated Top Risk reporting provides a forward-looking perspective on the impact of top risk reduction programs, comprising of planned remediation and control enhancements, indicating the expected timeframe for reduction. The reporting also contains emerging risks and themes that have the potential to influence the top risk population in the future. The top risk identification process is closely connected to both the risk and control assessment and risk appetite, consuming the risk exposure from the former and the appetite levels from the latter to help inform the top risk population.
Transformation Risk Assessment: To identify and appropriately manage risks from material change initiatives within the bank, a transformation risk assessment process is in place to assess the impact of transformation on the bank’s risk profile and control environment. The assessment considers impacts to financial and non-financial risk types and is mandatory for a subset of initiatives, categorized as key deliverables (typically includes regulatory initiatives, technology migrations, remediation initiatives, strategy and organizational changes). In 2023 the scope of the transformation risk assessment was expanded to cover to bank’s future joint ventures and strategic investments, to implement requirements of the bank’s updated Joint Venture and Strategic Investment Policy.
Risk appetite: Non-financial risk appetite reflects the amount of non-financial risk the bank is willing to accept to pursue its strategy. The non-financial risk appetite framework provides a common approach to define the level of risk appetite across the firm and monitor exposure against this appetite. NFR appetite metrics are used to monitor the operational risk profile against the bank’s defined risk appetite, and to alert the organization to impending problems in a timely fashion. In 2023, design amendments have been made resulting in the introduction of residual risk tolerance zones which allow for a more precise articulation of tolerance for residual risk assessed by the risk and control assessment process. This introduces defined consequences for given combinations of likelihood and severity of impact for a given risk type.
Findings and issue management: The findings and issue management process facilitates the bank in mitigating the risks associated with known control weaknesses and deficiencies and enables management to make risk-based decisions over the need for further remediation or risk acceptance. Outputs from the findings management process must be able to demonstrate to internal and external stakeholders that the bank is actively identifying its control weaknesses and taking steps to manage associated risks within acceptable levels of risk appetite. In 2023, Group Audit’s review and approval role in the lifecycle of Self-Identified Issues was enhanced. Additionally, the scope of the ‘Findings to Control’ linkage was expanded to cover all Risk Types and integrated in the Findings management tool.
Framework Adherence: Operational Risk Framework Adherence is a key activity to oversee, monitor and test the conformity to NFR Framework component requirements by key stakeholders. Operational Risk Framework Adherence results aim to proactively identify implementation improvements required of users of the NFR Framework and highlight potential Framework design improvements. In 2023, Operational Risk Framework Adherence monitoring was expanded to also cover 2nd LoD activities.
103
Deutsche Bank
Annual Report 2023 on Form 20-F

Operational risk type frameworks
Operational risk is a risk type on the Group’s Risk Type Taxonomy. Together with Reputational Risk it forms Non-Financial risk. The Operational Risk Management Framework is a set of interrelated tools and processes that are used to identify, assess, measure, monitor and mitigate Deutsche Bank Group’s operational risks according to regulatory and industry-established definition of operational risk. It applies to the operational sub-risk types on a more granular level and enables the bank to aggregate and monitor its operational risk profile. These operational sub-risk types are controlled by various infrastructure functions and include the following:
– The Compliance department performs an independent 2nd level control function that protects the bank’s license to operate by promoting and enforcing compliance with the law and driving a culture of compliance and ethical conduct in the bank; the Compliance department assists and challenges the business divisions and works with other infrastructure functions and regulators to establish and maintain a risk-based approach to the management of the bank’s compliance risks in accordance with the bank’s risk appetite and to help the bank detect, mitigate and prevent breaches of laws and regulations; the Compliance department performs the following principal activities: the identification, assessment, mitigation, monitoring and reporting on compliance risk; performs second level controls; the results of these assessments and controls are regularly reported to the Management Board and Supervisory Board; the Compliance department also assists the Regulatory Management team with regulatory engagement
– Financial crime risks are managed by the Anti-Financial Crime (AFC) function via maintenance and development of a dedicated program; the AFC program is based on regulatory and supervisory requirements; AFC has defined roles and responsibilities and established dedicated functions for the identification and management of financial crime risks resulting from money laundering, terrorism financing, compliance with sanctions and embargoes, the facilitation of tax evasion as well as other criminal activities including fraud, bribery and corruption and other crimes; AFC updates its strategy for financial crime prevention via regular development of internal policies processes and controls, institution-specific risk assessment and staff training
– The Legal department is a fully independent infrastructure function, mandated to provide legal advice to the Management Board, the Supervisory Board (restricted to matters that do not give rise to conflict of interest), corporate divisions and infrastructure functions, and to support the Management Board in setting up and guarding the bank’s corporate governance framework and manage the bank’s legal corporate governance framework, antitrust legal and data privacy risk
The Legal Department carries out its mandate through the following responsibilities:
– Advising the Management Board and Supervisory Board on legal aspects of their activities
– Providing legal advice to all Deutsche Bank units to facilitate adherence to legal and regulatory requirements in relation to their activities respectively
– Supporting other bank units managing Deutsche Bank Group’s interactions with regulatory authorities
– Engaging and managing external lawyers used by Deutsche Bank Group (in conjunction with the Outside Counsel Management team in Regulatory & Exam Management
– Managing Deutsche Bank Group’s litigation and contentious regulatory matters, (including contentious HR matters), and managing Deutsche Bank Group’s response to external regulatory enforcement investigations
– Establishing appropriate processes for the preparation, review and execution of transactional documentation
– Preserving documents in connection with the management of Continuous Matters by issuing Legal Holds
– Advising on legal aspects of internal investigations
– Setting the global governance framework for Deutsche Bank Group, facilitating its cross-unit application and assessing its implementation
– Developing and safeguarding efficient corporate governance structures suitable to support efficient decision-making, to align risk and accountability based on clear and consistent roles and responsibilities
– Maintaining Deutsche Bank Group’s framework for policies, procedures, framework and key operating documents and serving in particular as guardian for the same
– Setting the framework for the establishment, composition and functioning of joint decision-making bodies, ensuring its consistent implementation and providing a framework and platforms for sustainable, and auditable documentation of decision-making events, allowing for central swift retrieval of information
– Setting the framework for and facilitating the legal entity approval processes
– Advising on internal corporate governance topics to ensure the implementation of the governance frameworks, including the analysis of corporate governance specific laws and regulations, interaction with supervisors on internal corporate governance-related topics and the ongoing development of solutions for organizational/structural topics of Deutsche Bank Group
– Advising on data privacy laws, rules and regulation and maintaining Deutsche Bank Group´s data privacy risk and control framework
– Ensuring appropriate quality assurance in relation to all of the above
– Deutsche Bank’s New Product Approval and Systematic Product Review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management; these processes are overseen by Product Governance, within the Non-Financial Risk function; existing products and services are reviewed in one- to three year cycles designed to assess whether they remain fit for purpose and consistent with their respective target markets’ characteristics and objectives; each product or service must be sponsored by a business Managing Director who bears ultimate accountability for it; breaches of the New Product Approval requirements are in scope of the bank’s Red Flag consequence management process
104
Deutsche Bank
Annual Report 2023 on Form 20-F

– NFRM is the Risk Type Controller for a number of operational resilience risks; its mandate includes second line oversight of controls over transaction processing activities, as well as infrastructure risks to prevent technology or process disruption, maintain the confidentiality, integrity and availability of data, records and information security, and ensure business divisions and infrastructure functions have robust plans in place to recover critical business processes and functions in the event of disruption including technical or building outage, or the effects of cyber-attack or natural disaster as well as any physical security or safety risk; NFRM Risk Type Controller also manages the risks arising from the bank’s internal and external vendor engagements via the provision of a comprehensive third party risk management framework
Measuring Operational Risks
Deutsche Bank calculates and measures the regulatory and economic capital requirements for operational risk using the Advanced Measurement Approach (AMA) methodology. The AMA capital calculation is based upon the loss distribution approach. Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association consortium data) complemented by scenario data are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). The loss distribution approach model includes conservatism by recognizing losses on events that arise over multiple years as single events in the historical loss profile.
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
Drivers for operational risk capital development
By design of the AMA capital calculation, Deutsche Bank’s operational risk capital demand is predominantly driven by historical internal loss events. In view of the relevance of legal risks within the bank’s operational risk profile, specific attention is dedicated to the management and measurement of open civil litigation and regulatory enforcement matters where the bank relies both on information from internal as well as external data sources to consider developments in legal matters that affect the bank specifically but also the banking industry as a whole. Reflecting the multi-year nature of legal proceedings, the measurement of these risks furthermore takes into account changing levels of certainty by capturing the risks at various stages throughout the lifecycle of a legal matter.
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
Uncertain legal losses which are not reflected in the bank’s financial statements as provisions because they do not meet the recognition criteria under IAS 37 are considered within regulatory or economic capital demand.
105
Deutsche Bank
Annual Report 2023 on Form 20-F

To quantify the litigation losses in the AMA model, the bank takes into account historical losses, provisions, contingent liabilities and legal forecasts. Legal forecasts generally comprise ranges of potential losses covering risks of outflows greater than the provision and topside adjustments which are deemed remote or relate to yet unknown matters. Such forecasts may result from ongoing and new legal matters which are reviewed at least quarterly by the attorneys handling the legal matters.
The legal forecasts are included in the “relevant loss data” used in the AMA model. The projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters.
106
Deutsche Bank
Annual Report 2023 on Form 20-F

Liquidity risk management

Liquidity risk arises from Deutsche Bank Group’s potential inability to meet payment obligations when they come due or without incurring excessive costs. The Group’s risk taxonomy differentiates between two aspects of liquidity risk: Short-term liquidity risk and Structural funding risk, both embedded in one liquidity risk management framework. Its objective is to ensure that all necessary governance and controls are established within the Group to fulfil its payment obligations at all times (including intraday) and to manage its liquidity and funding risks within the Management Board approved risk appetite, when executing the strategic plan. The framework considers relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.
Liquidity and funding risk framework
The Management Board defines the liquidity and funding risk strategy for the Group and sets the risk appetite, based on recommendations made by the Group Asset and Liability Committee and Group Risk Committee. The Management Board reviews and approves the risk appetite at least annually. The risk appetite is applied to the Group and to bespoke Key Liquidity Entities e.g., Deutsche Bank AG to monitor and control liquidity risk as well as the Group’s long-term funding and issuance plan.
The Liquidity Risk Management Framework defines the organization of the liquidity managing functions in alignment with the three lines of defense structure, which is described in the “Risk Management Policy”. The Corporate Divisions and Treasury comprise the first line of defense, responsible for executing the steps needed to most effectively manage the liquidity of the Group and steer business activities. Risk comprises the second line of defense, responsible for defining the liquidity risk management framework, providing independent risk oversight, challenge, and validation of activities conducted by the first line of defense, including establishing the risk appetite. Group Audit comprises the third line of defense, responsible for overseeing the activities of both the first line of defense and second line of defense.
The Group Asset and Liability Committee is the Group’s decisive governing body mandated by the Management Board to optimize the sourcing and deployment of the Group’s balance sheet and financial resources in line with the Management Board’s risk appetite and strategy. The Group Asset and Liability Committee has the overarching responsibility to define, approve and optimize the Group’s funding strategy. Regarding the second line of defense the Group Risk Committee is mandated by the Management Board with decision-making authority regarding material risk-related topics. In addition, it reviews and recommends items for Management Board approval, including key risk management principles, the Group’s risk appetite statement, recovery plan, the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators.
The Group’s liquidity risk management principles are documented in the “Liquidity Risk Management Policy” and the framework is described in the “Global Liquidity Risk Framework” and “Global Funding Risk Framework” documents. Both the policy and framework documents adhere to and articulate how the eight key risk management practices are applied to liquidity risk, namely risk governance, risk organization (3 lines of defense), risk culture, risk appetite and -strategy, risk identification and -assessment, risk mitigation and controls, risk measurement and reporting, stress planning and -execution. The individual roles and responsibilities are laid out and documented in the Global Responsibility Matrix, which provides further clarity and transparency on the roles and responsibilities across all involved stakeholders. All additional policies and procedures (both global and local) issued by the liquidity risk management functions further define the requirements specific to liquidity risk practices. They are subordinate to the “Liquidity Risk Management Policy” and are subject to the standards it sets forth.
In accordance with the European Central Bank’s Supervisory Review and Evaluation Process (and revised Internal Liquidity Adequacy Assessment Process requirement issued in November 2018), the Group has implemented an Internal Liquidity Adequacy Assessment Process, which is assessed, documented and reviewed at least annually and approved by the Management Board.
As part of an annual strategic planning process, Treasury projects the development of the key liquidity and funding metrics including the U.S. Dollar currency exposure based on anticipated business activities to ensure that the strategic plan can be executed in accordance with the Group’s risk appetite.
Risk appetite and control setting
The Group’s liquidity risk appetite, which is defined through qualitative principles and supporting quantitative metrics, is laid out in the “Risk Appetite Statement” and is subject to the standards defined in the “Risk Appetite Policy”. This Risk Appetite Statement is further underpinned by the liquidity risk controls framework consisting of ”Key Limits” based on risk appetite, as well as a suite of additional limits, thresholds and early warning indicators.
107
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank implemented a dedicated Risk Appetite framework covering regulatory Pillar 1as well as internal stress metrics (Pillar 2) which are defined by Liquidity Risk Management and ensure the Group’s liquidity position is balanced across the Group, its Key Liquidity Entities and across currencies.
Treasury manages liquidity and funding, in accordance with the risk appetite across a range of relevant metrics and implements several tools including business level risk appetite limits further cascading aspects of risk appetite to divisional level, to ensure compliance. As such, Treasury works closely with Liquidity Risk Management under its delegated authority and the business divisions to identify, analyze and monitor underlying liquidity risk characteristics within business portfolios. These parties are engaged in regular dialogue regarding changes in the Group’s liquidity position arising from business activities and market circumstances.
Furthermore, the Group ensures at the level of each liquidity relevant entity that all local liquidity metrics are managed in compliance with the defined risk appetite. Local liquidity surpluses are pooled in Deutsche Bank AG hubs and local liquidity shortfalls can be met through support from these hubs. Transfers of liquidity capacity between entities are subject to the approval framework involving the Group’s liquidity steering function as well as the local liquidity managers considering the compliance with Pillar 1 metrics like Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR) as well as stressed Net Liquidity Position (sNLP), which is a Pillar 2 metric. Available surplus that resides in entities with restriction to transfer liquidity to other Group entities, for example due to regulatory lending requirements, is treated as trapped and as such not considered in the calculation of the consolidated Group liquidity surplus.
The Management Board is informed about the Group’s performance against the key liquidity metrics, including the risk appetite and internal and market indicators, via a weekly liquidity dashboard.
Liquidity risk monitoring and management
Finance - Liquidity & Treasury Reporting & Analysis (LTRA) and Finance - Global Reporting – LTRA together have overall accountability for the accurate and timely production of both external regulatory liquidity reporting (Pillar 1) as well as internal management reporting (Pillar 2) for liquidity risk of the Group. In addition, Liquidity & Treasury Reporting & Analysis is responsible for the development of management information systems and the related analysis to support the liquidity risk framework and its governance for Treasury and Liquidity Risk Management.
Liquidity Coverage Ratio
The LCR which is also a key limit is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30-day stress scenario. The ratio is defined as the amount of High-Quality Liquid Assets that could be used to raise liquidity in a stressed scenario, measured against the total volume of net cash outflows, arising from both contractual and prescribed modelled exposures over a 30-day time horizon on a consolidated currency basis.
By maintaining a ratio in excess of the minimum regulatory requirements, the LCR seeks to ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.
Key differences between the internal liquidity stress test (sNLP) and the LCR include the time horizon (eight weeks versus 30 days), the classification and haircut differences between debt securities within the sNLP and the LCR High-Quality Liquid Assets, outflow rates for various categories of funding, as well as inflow assumption for various assets (for example, loan repayments). The Group’s internal liquidity stress test also includes outflows related to intraday liquidity assumptions, which are not explicitly reflected in the LCR.
Net Stable Funding Ratio
The Net Stable Funding Ratio is a regulatory metric for assessing a Bank’s structural funding profile. The NSFR is intended to reduce medium to long-term funding risks by requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held).
Based on risk appetite a NSFR key limit has been set for the Group as well as for all Key Liquidity Entities and liquidity relevant entities subject to a respective regulatory requirement to ensure compliance to it.
108
Deutsche Bank
Annual Report 2023 on Form 20-F

Liquidity stress testing and scenario analysis
Global internal liquidity stress testing and scenario analysis is used for measuring liquidity risk and evaluating the Group’s short-term liquidity position within the liquidity framework. This complements the daily operational cash management process. The long-term liquidity strategy based on contractual and behavioral modelled cash flow information is represented by a long-term metric known as the Funding Matrix (refer to Funding risk management and funding diversification below).
The global liquidity stress testing process is managed by Treasury towards a respective risk appetite. Treasury is responsible for the design of the overall methodology, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into stress testing output. Liquidity Risk Management is responsible for the definition of the stress scenarios. Under the principles and policy requirements laid out by Model Risk Management, Liquidity Risk Management and Model Risk Management perform the independent validation of liquidity risk models and non-model estimates. Finance -Liquidity & Treasury Reporting & Analysis and Finance - Global Reporting are responsible for implementing these methodologies and performing the stress test calculation in conjunction with Treasury, Liquidity Risk Management, Group Strategic Analytics and IT.
Stress testing and scenario analysis are used to describe and evaluate the impact of sudden and severe stress events on the Group’s liquidity position. Deutsche Bank has selected four scenarios to calculate the Group’s stressed Net Liquidity Position. These scenarios are designed to capture potential outcomes which may be experienced by the Group. The most severe scenario assesses the potential consequences of a combined market-wide and idiosyncratic stress event, including downgrades of Deutsche Bank credit rating. Under each of the scenarios, the impact of a liquidity stress event over different time horizons and across multiple liquidity risk drivers, covering all business lines and product areas and with that all portfolios and balance sheet, is considered. The output from this scenario analysis feeds the Group Wide Stress Test, which considers the impact of scenarios across all risk stripes.
In addition, potential funding requirements from contingent liquidity risks which can arise under stress, including drawdowns on lending facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger are included in the analysis. Subsequently, countermeasures, which are the actions the Group would take to counterbalance the outflows incurred during a stress event, are taken into consideration. Those countermeasures include the usage of the Group’s liquidity reserve and generating liquidity from other unencumbered, marketable assets without causing any material impact on the Group’s business model.
Stress testing is conducted at a global level and for defined entities relevant for liquidity risk management. The stress analysis covers an eight-week stress horizon which is considered to be the most critical time span during a liquidity crisis requiring that liquidity is actively assessed and steered on a Group level. In addition to the consolidated currency stress test, further stress tests are performed for material currencies. On a global level and in the U.S. liquidity stress tests a twelve-months period is covered. Additionally, stress test results are monitored over a twelve-month period with specific risk limits, if required by local regulators. Ad-hoc analysis may be conducted to reflect the impact of potential downside events that could affect the Group such as climate / ESG-related events. Relevant stress assumptions are applied to reflect liquidity flows from risk drivers and on-balance sheet and off-balance sheet products. The suite of stress testing scenarios and assumptions are reviewed on a regular basis and are updated when enhancements are made to stress testing methodologies.
Complementing the daily liquidity stress testing, the Group also conducts regular group-wide stress tests run by Enterprise Risk Management, which analyze liquidity risks in conjunction with the other defined risk types and evaluate their impact and interplay to both capital and liquidity positions as described in “Risk and Capital Framework - Stress testing”.
Funding Risk Management and Funding Diversification
Funding Management
In line with regulatory guidelines, Deutsche Bank has developed a set of internal indicators to measure its inherent funding risks. These are considered for steering purposes in addition to the regulatory metric Net Stable Funding Ratio.
The Group relies on a vast range of funding sources such as e.g. deposits, unsecured wholesale funding, Capital Markets Issuances and secured funding. These protect its liquidity position twofold. Firstly, since stress events may impact funding markets differently, maintaining a well-diversified funding portfolio will lower the average impact of these. Secondly, when experiencing liquidity stress, having access to a wide range of funding sources significantly improves the Group’s ability to tap different funding markets. The diversification across products is complemented by Risk thresholds in order to monitor tenor concentration and counterparty concentration for both secured and unsecured funding sources.
109
Deutsche Bank
Annual Report 2023 on Form 20-F

In addition, the stability of Deutsche Bank Group’s funding position can be negatively impacted by various forms of industry risks. These are typically medium to long term structural trends with potentially significant long-term impact on the economy and consequently on banks’ balance sheets. Deutsche Bank is performing ad-hoc analyzes on such emerging risks to assess the impact of such trends on its funding position to ensure that mitigating measures will be taken well in time when deemed necessary. In addition, Treasury evaluates current market access information in its significant funding markets on a regular basis. Market access information is compiled monthly and presented to Group Asset and Liability Committee.
The Group’s primary internal tool for monitoring and managing structural funding risk is the Funding Matrix. The Funding Matrix assesses the Group’s structural funding profile over a time horizon beyond one year. To produce the Funding Matrix, all funding-relevant assets and liabilities are mapped into time buckets corresponding to their contractual or modelled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures.
The liquidity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity profile, it is replaced by modelling assumptions. Short-term balance sheet items (less than one year) or matched funded structures (asset and liabilities directly matched with no liquidity risk) are excluded from the term analysis.
The bottom-up assessment by individual business line is combined with a top-down reconciliation against the Group’s IFRS balance sheet. From the cumulative term profile of assets and liabilities beyond 1 year, long-funded surpluses or short-funded gaps in the Group’s maturity structure can be identified. The cumulative profile is thereby built up starting from the “greater than ten-year” bucket down to the “greater than one-year” bucket. The Funding Matrix is also undertaken for material foreign currencies i.e. USD.
To diversify our refinancing activities Deutsche Bank actively uses among others Capital Markets Issuance.
Capital Markets Issuance
The main objective of debt issuance is to raise medium term funding and securing in the most cost optimal manner. Debt issuance, encompassing senior unsecured bonds, covered bonds, and capital securities, is a key source of term funding for the Group and is managed directly by Treasury. At least once a year, following endorsement by the Asset and Liability Committee, Treasury submits an annual long-term funding plan to the Group Risk Committee for recommendation and then to Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. The Group’s capital markets issuance portfolio is dynamically managed through annual issuance plans to avoid excessive maturity concentrations.
Deutsche Bank holds a license to issue mortgage Pfandbriefe and maintains a program to issue structured covered bonds. Additionally, the Group continues to run a program for the purpose of issuing covered bonds under Spanish law (Cedulas). In 2023, Deutsche Bank further diversified its investor base through inaugural transactions in China (so-called Panda bonds). Since 2020 the Group maintains its Green Bond framework which the bank continuously expands to offer green note issuances to both, institutional and retail investors. Furthermore, multiple green structured notes, first green deposits and first green repurchase agreements (repos) were executed. In 2023, the Group concluded on integrating the legacy bond portfolio from former Postbank activities into Deutsche Bank’s infrastructure, leading to a uniform platform for all issuances.
Risk Mitigation
High Quality Liquid Assets
High-quality Liquid Assets (HQLA) is a Pillar 1 calculation which feeds into LCR and, since the beginning of the fourth quarter 2023 is a key limit per the risk appetite, replacing Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event.
The vast majority of the Group’s HQLA are held centrally across major currencies at the central bank accounts of the parent entity and foreign branches in the key locations in which we are active and in a dedicated Treasury-owned Strategic Liquidity Reserves portfolio, set up exclusively to serve as a mitigant during periods of stress.
110
Deutsche Bank
Annual Report 2023 on Form 20-F

Asset Encumbrance
Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Generally, loans are encumbered to support long-term capital markets secured issuance such as covered bonds or other self-securitization structures, while financing debt and equity inventory on a secured basis is a regular activity for the Investment Bank business. Additionally, in line with the European Banking Authority technical standards on regulatory asset encumbrance reporting, assets pledged with settlement systems (including default funds and initial margins) as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks are considered encumbered assets. Derivative margin receivable assets as encumbered under these European Banking Authority guidelines are also included.
Funds transfer pricing
The funds transfer pricing framework is key to incentivize liquidity steering activities to the business units. It applies to all Corporate Divisions and entities with balance sheet items requiring active management and funding from the Group and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and (iii) contingent liquidity exposures in accordance with the cost of providing for appropriate High Quality Liquid Assets.
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
Throughout 2023, the Bank continued to deliver against improvements of the changes to the internal Funds Transfer Pricing framework started in 2019 aimed at enhancing its effectiveness as a management tool, as well as better supporting funding cost optimization. Additional details are included in Note 4 “Business segments and related information“ of the consolidated financial statements.
Contingency Funding Planning
Deutsche Bank’s Group Contingency Funding Plan outlines how Deutsche Bank would respond to an actual or anticipated liquidity stress event. It specifies the provisions, procedures and action plans for responding to potential disruptions to the Bank’s ability to fund itself. It covers actions that can be taken to raise cash and/or recover the Bank’s liquidity metrics in breach. The Contingency Funding Plan outlines governance arrangements for its activation and presents the framework of liquidity indicators enabling the bank to identify deteriorating market circumstances in a timely manner and that determine quickly what actions need to be taken, incl. communication and coordination during a liquidity stress event. Deutsche Bank has established the Financial Resource Management Council, which is responsible for oversight of capital and liquidity across contingency, recovery, and resolution scenarios in a defined crisis situation.
111
Deutsche Bank
Annual Report 2023 on Form 20-F

Enterprise risk management

Enterprise Risk Management (ERM) provides a holistic view of the Bank’s risk profile across risk types, businesses and geographies. Key responsibilities include:
– Defining the overarching risk management policy, including setting of risk management standards.
– Setting and monitoring the Bank’s overarching risk appetite and cascading to business & entity dimensions.
– Delivering insight through emerging risks and trends analysis, forward-looking stress tests, portfolio concentration, deep-dive analyses and ad-hoc event reporting.
– Overseeing the Bank’s internal capital adequacy process, including capital risk appetite.
– Coordinating and implementing the group recovery plan and maintaining credible resolution plans that could be executed in a crisis.
– Developing and managing the climate risk management framework.
– Providing risk reporting and analytics to key stakeholders, including senior management and regulators.
– Acting as risk controlling function for credit risk.
Strategic risk
Strategic risk is the risk of a shortfall in planned earnings (excluding other material risks) due to incorrect business plans, ineffective plan execution, or inability to effectively respond to material plan deviations. Strategic risk arises from the exposure of the bank to the macroeconomic environment, changes in the competitive landscape, and regulatory and technological developments. Additionally, it could occur due to errors in strategic positioning, the bank’s failure to execute its planned strategy and/or a failure to effectively address underperformance versus plan targets.
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
Strategic risk is measured through a dedicated risk model that quantifies potential losses caused by unexpected pre-tax earnings shortfalls that cannot be offset by cost reductions under extreme but plausible market conditions over a 12-month period. Strategic risk appetite is also established for the Group via dedicated metrics.
The Business Divisions and Infrastructure Functions are the 1st LoD that own the risk and have the responsibility to manage strategic risk in accordance with the plan approved by the Management Board. Finance and Risk are the 2nd LoD and act as facilitators via their controlling activities, and are responsible for escalation to the appropriate decision-taking authorities.
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
112
Deutsche Bank
Annual Report 2023 on Form 20-F

Portfolio concentration risk
Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational and strategic risks) as well as across different risk types (inter-risk concentrations). They occur within and across counterparties, businesses, regions/countries, industries and products. The management and monitoring of risk concentrations is achieved through a quantitative and qualitative approach, as follows:
– Intra-risk concentrations are assessed, monitored and mitigated by the individual risk functions (enterprise, credit, market, operational and liquidity risk management). This is supported by risk appetite including limit setting on different levels and/or management according to each risk type
– Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank. The diversification effects between credit, market, operational and strategic risk are measured through a dedicated risk model that quantifies the diversification benefit caused by non-perfect correlations between these risk types. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way
The most senior governance body for the oversight of risk concentrations is the Group Risk Committee (GRC).
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
Financial institutions are facing increased scrutiny on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the Group is not seen to support the transition to a lower carbon economy, to protect biodiversity and human rights. Deutsche Bank is reviewing and enhancing its ESG risk management frameworks in alignment with regulatory guidance and to ensure that we actively manage ESG risks and prevent greenwashing. Data, methodologies and industry standards for measuring and assessing climate and other environmental risks are still evolving or, in certain cases, are not yet available. This, combined with a lack of comprehensive and consistent climate and other environmental risk disclosures by its clients means that the bank, in line with the wider industry, remains partially reliant on proxy estimates and qualitative approaches when assessing these risks which introduces a higher degree of uncertainty into climate-related disclosures.
Financial institutions are facing increased scrutiny as well as reporting requirements on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies. This can lead to reputational risks if the bank is not seen to support the transition to a lower carbon economy or is perceived to be heavily involved in the financing of activities harmful to nature or linked to human rights abuse within supply chains.
Certain jurisdictions have begun to develop anti-ESG measures including requiring financial institutions that wish to do business with them to certify their non-adherence to aspects of the transition agenda. Failing to comply with these requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying may lead to reputational risks.
Deutsche Bank is committed to managing its business activities and operations in a sustainable manner, including aligning its portfolios with net zero emissions by 2050. In October, Deutsche Bank published its Initial Transition Plan (*), which documents the strategy that the bank has developed to decarbonize its operations, its upstream supply chain and its financing portfolio. In the plan the Group also disclosed net-zero aligned decarbonization pathways for three additional carbon intensive sectors compared to 2022, bringing the total number of sectors covered by portfolio targets to seven: Oil and Gas (upstream), Power Generation, Automotive (light duty vehicles), Steel, Coal mining, Cement and Shipping. Targets and metrics disclosed in the bank’s Transition Plan are integrated into the Group-wide risk management framework, appetite and controls.
113
Deutsche Bank
Annual Report 2023 on Form 20-F

The Group Sustainability Committee acts as the main governance and decision-making body for sustainability related matters across Deutsche Bank. This includes the assessment of material impacts as well as risks and opportunities for Deutsche Bank. The Management Board has delegated sustainability related decisions to this committee, which is chaired by the Chief Executive Officer and the Chief Sustainability Officer (Vice Chair).
The Group Risk Committee, chaired by the Chief Risk Officer and established by the Management Board has the mandate to oversee several risk & capital related matters. This includes the responsibility for developing the bank’s Climate Risk Framework. The Committee approves the Bank’s climate and environmental risk appetite, including appetite for deviation from net-zero decarbonization linear reduction pathways. A number of other committees of the Group Risk Committee are responsible for the development and management of specific elements of climate and environmental risk.
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
114
Deutsche Bank
Annual Report 2023 on Form 20-F

Model Risk Management

Introduction
Model risk is the potential for adverse consequences from decisions based on incorrect estimation approaches (covering models and non-model estimates) or their misused outputs. Model risk can lead to financial loss, poor business or strategic decision making, or damage to its reputation. Deutsche Bank recognizes the use of estimation approaches can affect other risk-types, and that model risk is a distinct risk that can increase or decrease aggregate risk across other risk-types.
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
Model risk management oversight is provided by all levels of management, including the Management Board. Management of model risk is underpinned by a framework designed and monitored by a 2nd Line of Defense control function independent from developer, owner, and user of estimation approaches.
Model Risk Management Framework and Governance
Model risk is one of the bank’s Level 1 risks, and is overseen by the Chief Risk Officer through the setting of a quantitative and qualitative risk appetite statement, and managed through:
– The Model Risk Policy and Procedure, and supporting documents aligned to risk appetite, regulatory requirements, and industry best practice, with clear roles and responsibilities for stakeholders
– Inventorization of all estimation approaches, supporting ongoing model risk framework components including risk assessments and attestations
– Key controls for estimation approaches from development through to decommissioning, including validation, approval, deployment and monitoring
– Independent Validations, and subsequent independent approvals, verify that estimation approaches have been appropriately designed and implemented for their intended scope and purpose, and that respective controls are in place to assure that they continue to perform as expected during their use
– The controls identify estimation approaches’ limitations and weaknesses, resulting in findings and compensating controls, these may be conditions for use, such as adjustments or overlays
– Model risk governance, including senior forums for monitoring and escalation of model risk related topics, as well as monthly updates to the Management Board on the model risk appetite metrics, and periodic model risk updates to the Supervisory Board.
Developments during the reporting period
In 2023, Deutsche Bank elevated the status of model risk management with the Global Head of Model Risk Management joining the Executive Committee of the Chief Risk Officer and reporting directly into the CRO. This manifests the importance of model risk for the bank and is reflective of model risk being a Level 1 risk for the bank.
In addition, Deutsche Bank consolidated the Model Inventory systems further on the strategic bank-wide model risk platform replacing all historic inventories going forward. This single platform aligns model risk data across the bank and supports compliance to the model risk framework, including key measurements, controls, and mitigation of model risks.
115
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Deutsche Bank has limited appetite for transactions or relationships with material reputational risk or in areas which inherently pose a higher reputational risk such as the defense, gaming, or adult entertainment sectors, or where there are certain environmental concerns. Reputational risk cannot be precluded as it can be driven by unforeseeable changes in perception of its practices by its various stakeholders (e.g. public, clients, shareholders and regulators).
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
Governance and Organizational Structure
The Framework is applicable to all business units and regions. Matters specific to DWS are reviewed by a DWS reputational risk committee and, if necessary, escalated to the DWS Executive Board, which can escalate matters to the management board of Deutsche Bank AG.
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
116
Deutsche Bank
Annual Report 2023 on Form 20-F

Cybersecurity

Cybersecurity governance
Responsibility for cybersecurity matters sits within the Chief Security Office, where it forms the first Line of Defense (1st LoD) within Deutsche Bank’s Three Lines of Defense (“3LoD”) model. The Chief Security Officer has delegated authority from the Management Board and reports directly to the Chief Technology, Data, and Innovation Officer, who is a member of the Management Board.
Deutsche Bank’s Chief Security Officer has served in various roles in information security for more than 20 years. This includes the role as global Chief Information Security Officer (CISO) / Chief Security Officer (CSO) for three different large European financial institutions and a partner position in a global strategy and consulting firm, leading security work for financial service clients.
The Chief Security Officer is supported by information security role holders at various seniority levels to help ensure that security requirements are met from a regional, divisional, and technical perspective. All information security activities are overseen by two dedicated governance fora chaired by the Chief Security Officer: the Group IT Security Council (interface to the bank’s IT units), and the Group Information Security Committee (interface to the bank’s business and infrastructure divisions). Furthermore, both fora oversee the information security posture of Deutsche Bank against defined targets, the progress and performance of key information security deliverables, the remediation status of information security related audit findings and current information security incidents. They also endorse the information security strategy and act as the highest escalation level within the Chief Security Office.
The Chief Security Office develops the bank’s group-wide security strategy and oversees its implementation and operationalization globally via the organizational set-up, governance, and implemented security policies. The security strategy is reviewed continually to address changes in the threat landscape, technology, the regulatory environment, the bank’s corporate and IT strategy, and other internal and external parameters. Deutsche Bank’s security strategy framework provides comprehensive and layered security controls. This framework is strengthened by a threat-driven approach to direct and adjust the security investment, including the continual review and assessment of the maturity of the bank’s security implementation.
The Chief Security Office maintains a comprehensive metrics and reporting framework, underpinned by an extensive data set allowing for global, regional, and divisional views. Security metrics and reporting provided to the bank´s governance fora at all seniority levels support appropriate security risk awareness and decision taking. The Management Board receives a comprehensive quarterly information security risk posture report, as well as ad hoc information if required. Furthermore, the Chief Security Officer provides regular updates on material topics relating to security to the Supervisory Board’s Committee responsible for Technology, Data and Innovation.
Information Security Risk is managed as an Operational Risk under the Non-Financial Risk Management Framework of the bank. The Chief Security Office, in its responsibility as 1st LoD, executes against the Non-Financial Risk Management Framework and leverages its various instruments (e.g., an annual Risk & Control Assessment) whereas the Non-Financial Risk Management as second Line of Defense (2nd LoD) provides oversight, review, and challenge. Accordingly, part of the Non-Financial Risk Committee’s (NFRC) remit is to oversee and govern Deutsche Bank’s cybersecurity risk profile, remediation programs and risk tolerance. Also, 2nd LoD is represented in both 1st LoD fora described above.
In alignment with its Non-Financial Risk Management policies, Deutsche Bank’s security policy framework defines the core principles of security risk management and the fundamentals for security management. The complete framework is reviewed annually, and any changes are endorsed by the Group Information Security Committee. The framework is governed centrally and applied globally across all product groups and business and infrastructure divisions. The framework includes a clear description of the risk tolerance related to information security. It also sets out the roles, responsibilities and accountabilities of key personnel identified to manage information security risk; the strategy and measures to cope with information security breaches, and related communication procedure.
117
Deutsche Bank
Annual Report 2023 on Form 20-F

Additionally, the bank’s Information Security Management System has been certified according to ISO 27001 for all information security domains defined in that standard since 2012. To maintain the ISO 27001 certification, the bank performs a full recertification process every three years, with the latest taking place in 2021. In the years a full certification process does not take place, the bank performs a certification-follow-up, designed to ensure compliance between certification intervals. The latest certification follow-up was in 2023. The next full recertification will take place in September 2024.
Deutsche Bank employs a variety of mechanisms to self-identify areas for improvements and control enhancements. These include security testing, security problem management and lessons learned. The effectiveness of the bank´s overall information security program is evaluated on a regular basis by third-party organizations that compare the bank’s approach with industry benchmarks. Deutsche Bank´s independent Group Audit function frequently includes the assessment of security controls in its audit plan.
Identifying, assessing and managing cybersecurity threats
Deutsche Bank operates in an environment with increasing levels of digitization and a continually evolving landscape related to cybersecurity threats. Due to the dynamics and complexity of the current environment, the bank is continuously monitoring the security threat landscape. The bank vigilantly observes technological developments, the geopolitical landscape and economic impacts driving security risks and assesses their relevance for potential impacts to Deutsche Bank and the wider financial ecosystem.
Deutsche Bank has a variety of prevention methods and controls in place, such as threat intelligence, data leakage prevention, cyber hygiene, and encryption solutions. These also include placing a strong emphasis on detection, backed by a robust incident-response process. The bank actively shares best practices and threat information with national and international security organizations, government authorities, and peer organizations. These relationships help to ensure that the bank’s security technology and procedures reflect current industry best practices and keep pace with the threat environment.
Deutsche Bank’s security incident management covers cybersecurity events that may affect the bank, its clients, business partners, or employees. The related management and reporting processes performed with the involvement of Compliance, Legal and Group Data Privacy are designed to enable a quick and effective response to cyberattacks and information security threats. The objective is to minimize loss, leakage, or disruption and to use insights gained from the handling of incidents to continuously improve the bank’s processes. The worldwide distributed Cyber Intelligence and Response Centers in Asia-Pacific, Europe and America allow detection of threats and response to incidents worldwide by 24/7 operations.
To address evolving security threats, the bank continually reviews and enhances its information security controls into every layer of technology, including identity and access management, data, infrastructure, devices, and applications. This is complemented by organizational controls and security training and awareness. The purpose of this layered approach is to provide end-to-end protection, as well as multiple opportunities to detect, prevent, respond to, and recover from cyberthreats.
Security risks are assessed on a regular basis, at least annually, taking internal as well as external risk drivers and events dynamically into account. A thorough analysis of the external threat landscape, which leverages industry standard threat assessment frameworks, provides a foundation for the assessment of financial industry relevant risk scenarios. These are evaluated against the bank’s capabilities to cope with these risks. In case of emerging developments, additional risk reviews are conducted. As part of the annual risk and control assessment process, subject matter experts provide a risk description, and are supported by other areas such as Legal, Compliance or Group Data Privacy, as necessary. Senior information security experts from all divisions and functions assess the exposure of the Group, based on their divisional or functional background. The process considers contextual data such as major events, threat assessments, findings, scenario analysis, control metrics, lessons learned, read across, regulatory expectations and remediation activities when assessing control suites and residual risk positions. Measures for the further reduction of material residual risks may include policy changes or policy amendments at divisional or group level as well as prioritized investment and accelerated implementation of risk mitigating activities.
Reliance on third parties’ products and services that support critical operations can affect the bank’s risk posture, because these can be the target of new and evolving cybersecurity attacks. This risk, along with expanded regulatory requirements, has necessitated an increased use of technology to better identify information security risks across third parties and where necessary, pro-actively perform outreach with them. Deutsche Bank manages third party information security risks by means of its global third-party risk management program. This program includes an information security policy specifically for third parties that sets forth the bank’s control objectives and expectations. Additionally, Deutsche Bank has a third-party risk management process designed to identify, monitor, and mitigate risks arising from working with third parties, which includes the bank’s oversight of third parties’ operations related to the services provided to the bank.
118
Deutsche Bank
Annual Report 2023 on Form 20-F

Material and potentially material impacts from cybersecurity threats
Deutsche Bank’s cybersecurity threats are mainly related to the risk of breaches in confidentiality, integrity, or availability of the banks or clients’ information, which includes breaches of the security of third-party computer systems. Breaches can occur due to unauthorized access to networks or resources, the introduction of computer viruses or malware, or other forms of cybersecurity attacks or incidents, including regulatory, geopolitical, operational, and third-party risk.
Deutsche Bank may face operational risks arising from failures in the control environment, including errors in the performance of processes or security controls, as well as loss of data, which may disrupt business and lead to material losses. At the same time, the bank may also face risks of material losses or reputational damage, if services are not provided as agreed, or in line with internal standards, which could result in regulatory penalties and financial losses. Cyberattacks could impact Deutsche Bank both directly and indirectly including impacts from third parties.
The increasing frequency and sophistication of recent cyberattacks has resulted in an elevated risk profile for many organizations around the world including Deutsche Bank. Significant attention by the bank’s management has been paid to the overall level of preparedness against such attacks. Cybersecurity continues as a focus area due to factors such as the continued and increasing reliance on the bank’s technology environment, as well as potential risks arising from the need for digital innovation, such as the usage of public cloud services, artificial intelligence, or quantum computing.
The technological advancements also pose demands on data privacy, security, and other information security risks. As the use of artificial intelligence becomes widespread, there are also increased risks to cybersecurity: denial of service, the criminal use of deepfakes, and more sophisticated social engineering attacks. Cybercrime groups may have the capability to use machine learning techniques to automate the deployment and operation of malware campaigns.
Financially motivated and other sophisticated cyberattacks, including ransomware, can be observed as persistent threats across industries and are expected to become more frequent. Additional threats are posed by supply chain attacks, an increasing frequency of critical software vulnerabilities potentially exploited by threat actors (zero-day exploits), and an expanding threat surface introduced by, for example, remote ways of working or the usage of cloud services.
Deutsche Bank experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging, or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred at the bank’s third-party providers. In 2023, the bank did not experience any material effect on its business strategy, results of operations, or financial condition as a result of an information security incident, including an attempted cyberattack. Deutsche Bank expects to continue to be the target of such attacks in the future and may not be able to effectively anticipate or prevent more material attacks from occurring in the future.
As a result, cyberattacks could lead to technology failures, security breaches, unauthorized access, unavailability of services, data loss, data destruction, and the inaccessibility of data and/or systems. This includes internal and third-parties information technology systems. A successful cyberattack could have a significant negative impact on the bank that may result in the disclosure or misuse of client as well as proprietary information, damage to or inability to access information technology systems, financial losses, remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure.
119
Deutsche Bank
Annual Report 2023 on Form 20-F

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
This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.
The total own funds pursuant to the effective regulations as of year-end 2023 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to regulatory adjustments (i.e., prudential filters and deductions), as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital deductions for instance includes intangible assets (exceeding their prudential value), deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, (reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1, AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem, institution must have full dividend/coupon discretion at all times, etc.
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
120
Deutsche Bank
Annual Report 2023 on Form 20-F

Capital instruments
The Management Board was authorized by the 2022 Annual General Meeting to buy, on or before April 30, 2027, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2022 Annual General Meeting, this corresponded to a volume of up to 206.6 million shares. Thereof, a volume of up to 5% of the total share capital or 103.3 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. During the period from the 2022 Annual General Meeting until the 2023 Annual General Meeting, 36.3 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 22.7 million shares were purchased by exercising call options. In addition, 30.2 million new call options were purchased for equity compensation purposes in upcoming periods. The number of shares held in Treasury amounted to 5.0 million as of the 2023 Annual General Meeting. These shares were held for equity compensation purposes in upcoming periods.
The Annual General Meeting on May 17 , 2023 granted the Management Board the approval to buy, on or before April 30, 2028, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2023 Annual General Meeting, this corresponded to 204 million shares. Thereof, a volume of up to 5% of the total share capital or 102 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2023 Annual General Meeting until December 31, 2023, 45.5 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. The number of shares held in Treasury from buybacks amounted to 48.2 million as of December 31, 2023. Thereof 45.5 million relate to shares bought back for cancellation. The remaining amount of 2.7 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting, and as of December 31, 2023, authorized capital available to the Management Board is € 2,560 million (1,000 million shares).
Since the 2022 Annual General Meeting, the Management Board is authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9.0 billion on or before April 30, 2027. Deutsche Bank issued € 1.25 billion new AT1 notes under this authorization in November 2022.
The current CRR as applicable since June 27, 2019, provides further grandfathering rules for AT1 and Tier 2 instruments issued prior to June 27, 2019. AT1 and Tier 2 instruments issued through special purpose entities were grandfathered until December 31, 2021. In 2023, transitional arrangements only exist for AT1 and Tier 2 instruments which continue to qualify until June 26, 2025, even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had an immaterial amount of instruments that qualified during 2023, which resulted in no material difference between the “fully loaded” and “transitional” amounts.
Based on the current CRR, the Group has eligible AT1 instruments of € 8.6 billion outstanding as of December 2023. In 2023, the bank did not issue or redeem AT1 notes.
As of December 31, 2023, Tier 2 capital instruments amounted to € 8.6 billion (nominal value of € 11.5 billion). In 2023, the bank issued Tier 2 capital instruments with a nominal value U.S. $ 1.5 billion (equivalent amount of € 1.4 billion) and a notional of € 132.5 million Tier 2 capital instruments matured.
Minimum capital requirements and additional capital buffers
The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50% of RWA. The Pillar 1 total capital requirement of 8.00% demands further resources that may be met with up to 1.50% Additional Tier 1 capital and up to 2.00% Tier 2 capital.
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2023.
In addition to these minimum capital requirements, the following combined capital buffer requirements were fully effective beginning 2023 onwards. These buffer requirements must be met in addition to the Pillar 1 minimum capital requirements but can be drawn down in times of economic stress.
The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD and equals a requirement of 2.50% CET 1 capital of RWA in 2023 and onwards.
121
Deutsche Bank
Annual Report 2023 on Form 20-F

The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system-wide risk. It may vary between 0% and 2.50% CET 1 capital of RWA. In exceptional cases, it could also be higher than 2.50%. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As per December 31, 2023, the institution-specific countercyclical capital buffer was at 0.45%.
In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5.00% CET 1 capital of RWA. As of the year end 2023, a systemic risk buffer applied to Deutsche Bank is 0.19%.
Deutsche Bank continues to be designated as a global systemically important institution (G-SII) by the BaFin in agreement with the Deutsche Bundesbank, resulting in a G-SII buffer requirement of 1.50% CET 1 capital of RWA in 2023 based on the indicators as published in 2020. This assessment has been confirmed by the FSB in 2023. Further, BaFin has announced that the G-SII buffer requirement for Deutsche Bank will remain unchanged for the years 2024 and 2025.
Additionally, Deutsche Bank has been classified by BaFin in agreement with the Deutsche Bundesbank as an “other systemically important institution” (O-SII) with an additional capital buffer requirement of 2.00% in 2023 that has to be met on a consolidated level. Hence, for Deutsche Bank, the O-SII buffer amounts to 2.00% in 2023. BaFin has announced O-SII buffer requirement for Deutsche bank remain unchanged for the year 2024.The higher of the buffers for systemically important institutions (G-SII buffer or O-SII buffer) must be applied.
Pursuant to the Pillar 2 SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements (so-called Pillar 2 requirement).
In December 2022, the ECB informed Deutsche Bank of its decision effective January 1, 2023, that the bank’s Pillar 2 requirement changed compared to 2022. This results in ECB’s Pillar 2 requirement to 2.70% of RWA. As of December 31, 2023, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 11.16%, a Tier 1 ratio of at least 13.17% and a Total Capital ratio of at least 15.84%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.52%, the capital conservation buffer of 2.50%, the countercyclical buffer of 0.45% and the systemic risk buffer of 0.19% (both subject to changes throughout the year) as well as the higher of our G-SII/O-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50% plus a Pillar 2 requirement of 0.51%, and the Total Capital requirement includes further a Tier 2 minimum capital requirement of 2.00% and a Pillar 2 requirement of 0.68%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 CET 1 capital add-on, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
On December 11, 2023, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2024 that applies from January 1, 2024, onwards, following the results of the 2023 SREP. The decision set ECB’s Pillar 2 requirement to 2.65% of RWA, effective as of January 1, 2024, of which at least 1.49% must be covered by CET 1 capital and 1.99% by Tier 1 capital.
The following table gives an overview of the different Pillar 1 and Pillar 2 minimum capital buffer requirements (but excluding the Pillar 2 guidance) as applicable to Deutsche Bank for the years 2023 and 2024.
122
Deutsche Bank
Annual Report 2023 on Form 20-F

Overview total capital requirements and capital buffers
	2023	2024
Pillar 1
Minimum CET 1 requirement	4.50%	4.50%
Combined buffer requirement	5.14%	5.19%
Capital Conservation Buffer	2.50%	2.50%
Countercyclical Buffer¹	0.45%	0.50%
Systemic Risk Buffer²	0.19%	0.19%
Maximum of:	2.00%	2.00%
G-SII Buffer	1.50%	1.50%
O-SII Buffer	2.00%	2.00%
Pillar 2
Pillar 2 SREP Add-on of CET 1 capital (excluding the "Pillar 2" guidance)	2.70%	2.65%
of which covered by CET 1 capital	1.52%	1.49%
of which covered by Tier 1 capital	2.03%	1.99%
of which covered by Tier 2 capital	0.68%	0.66%
Total CET 1 requirement from Pillar 1 and 2³	11.16%	11.18%
Total Tier 1 requirement from Pillar 1 and 2	13.17%	13.18%
Total capital requirement from Pillar 1 and 2	15.84%	15.84%

1 Deutsche Bank’s countercyclical buffer requirement is subject to country-specific buffer rates decreed by EBA and the Basel Committee of Banking Supervision (BCBS) as well as Deutsche Bank’s relevant credit exposures as per respective reporting date; the countercyclical buffer rate for 2024 has been calculated to be 0.50% based on known countercyclical buffer changes in 2024. The countercyclical buffer is subject to Deutsche Bank portfolio changes and further changes of countercyclical buffer rates throughout the year
2 The Systemic risk buffer rate for 2024 has been calculated to be 0.19% based on known systemic risk buffer changes in 2024. The Systemic risk buffer is subject to Deutsche Bank portfolio changes and further changes in systemic risk buffer rates throughout the year
3 The total Pillar 1 and Pillar 2 CET 1 requirement (excluding the “Pillar 2” guidance) is calculated as the sum of the SREP requirement, the systemic risk buffer requirement, the capital conservation buffer requirement and countercyclical buffer requirement as well as the higher of the G-SII/O-SII requirement
Development of Own Funds
Deutsche Bank’s CET 1 capital as of December 31, 2023, amounted to € 48.1 billion and remained materially flat compared to the end of 2022. AT1 capital was € 0.2 billion lower amounted to € 8.3 billion as of December 31, 2023 compared to € 8.5 billion at the end of 2022. Tier 1 capital as of December 31, 2023, amounted to € 56.4 billion compared to € 56.6 billion at the end of 2022. Tier 2 capital was € 0.9 billion lower as of December 31, 2023, amounted to € 8.6 billion compared to € 9.5 billion at the end of 2022. Total capital was € 1.1 billion lower as of December 31, 2023, amounted to € 65.0 billion compared to € 66.1 billion at the end of 2022.
CET 1 capital was materially flat over the year with positive net profit of € 4.8 billion for the year 2023 offset by regulatory deductions for future common share dividend and AT1 coupon payments of € 1.3 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4), and increased regulatory adjustments related to the expected loss shortfall of € 1.9 billion mainly due to new model implementations and deferred tax assets of € 1.0 billion partially offset by reductions in the additional value adjustment of € 0.3 billion, equity compensation of € 0.2 billion and other regulatory adjustments of € 0.1 billion. In addition, CET 1 capital decreased as a result of negative effects from currency translation adjustments net of capital deduction item counter-effects of € 0.8 billion and share buybacks of € 0.5 billion.
The AT1 capital decrease of € 0.2 billion was driven by increased capital deduction resulting from higher limits for market making transactions.
The Tier 2 capital decrease of € 0.9 billion was mainly due to the redemption of a Tier 2 instrument with a notional amount of € 1.3 billion, € 0.7 billion amortization, € 0.2 billion due to foreign exchange effects and € 0.2 billion higher deduction in market making limit. This was partially offset by issuance of a new Tier 2 capital instrument with a notional amount of € 1.4 billion in the first quarter of 2023.
123
Deutsche Bank
Annual Report 2023 on Form 20-F

Own Funds Template (including RWA and capital ratios)
	Dec 31, 2023	Dec 31, 2022
in € m.	CRR/CRD	CRR/CRD
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	44,908	45,458
Retained earnings	16,509	12,305
Accumulated other comprehensive income (loss), net of tax	(1,760)	(1,314)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	3,493	4,183
Other	973	1,002
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,124	61,634

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,727)	(2,026)
Other prudential filters (other than additional value adjustments)	(126)	600
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,014)	(5,024)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(4,207)	(3,244)
Negative amounts resulting from the calculation of expected loss amounts	(2,386)	(466)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(920)	(1,149)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(0)	(0)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0
Other regulatory adjustments[2]	(1,679)	(2,225)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(16,058)	(13,536)
Common Equity Tier 1 (CET 1) capital	48,066	48,097

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	8,578	8,578
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	0	0
Additional Tier 1 (AT1) capital before regulatory adjustments	8,578	8,578

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(250)	(60)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(250)	(60)
Additional Tier 1 (AT1) capital	8,328	8,518
Tier 1 capital (T1 = CET 1 + AT1)	56,395	56,616

Tier 2 (T2) capital	8,610	9,531
Total capital (TC = T1 + T2)	65,005	66,146
Total risk-weighted assets	349,742	360,003
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.7	13.4
Tier 1 capital ratio (as a percentage of risk-weighted assets)	16.1	15.7
Total capital ratio (as a percentage of risk-weighted assets)	18.6	18.4

N/M – Not meaningful
1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)
2 Includes capital deductions of € 1.4 billion (Dec 2022: € 1.2 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (Dec 2022: € 1.0 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures, € 0.9 million (Dec 2022: € 7.4 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET 1 shows no change in the current year, but a decrease of € 14.7 million for the year 2022 from IFRS 9 transitional provision as per Article 473a of the CRR
124
Deutsche Bank
Annual Report 2023 on Form 20-F

Reconciliation of shareholders’ equity to Own Funds
	CRR/CRD
in € m.	Dec 31, 2023	Dec 31, 2022
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	65,999	61,772
Difference between equity per IASB IFRS / EU IFRS³	(1,513)	187
Total shareholders’ equity per accounting balance sheet (EU IFRS)	64,486	61,959
Deconsolidation/Consolidation of entities	(35)	29
Of which:
Additional paid-in capital	0	0
Retained earnings	(35)	29
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders' equity per regulatory balance sheet	64,451	61,988
Minority Interests (amount allowed in consolidated CET 1)	973	1,002
AT1 coupon and shareholder dividend deduction[1]	(1,279)	(1,342)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(21)	(14)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,124	61,634
Additional value adjustments	(1,727)	(2,026)
Other prudential filters (other than additional value adjustments)	(126)	600
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,014)	(5,024)
Deferred tax assets that rely on future profitability	(4,207)	(3,244)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(920)	(1,149)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Other regulatory adjustments[2]	(4,065)	(2,691)
Common Equity Tier 1 capital	48,066	48,097

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)
2 Includes capital deductions of € 1.4 billion (Dec 2022: € 1.2 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (Dec 2022: € 1.0 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures, € 0.9 million (Dec 2022: € 7.4 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET 1 shows no change in the current year, but a decrease of € 14.7 million for the year 2022 from IFRS 9 transitional provision as per Article 473a of the CRR
3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Material accounting policies and critical accounting estimates". These rules were initially applied in the first quarter 2020
Development of Own Funds
	CRR/CRD
in € m.	twelve months ended Dec 31, 2023	twelve months ended Dec 31, 2022
Common Equity Tier 1 (CET 1) capital - opening amount	48,097	46,506
Common shares, net effect	(69)	(2)
Additional paid-in capital	(332)	(79)
Retained earnings	4,794	5,945
Common shares in treasury, net effect/(+) sales (–) purchase	(150)	(325)
Movements in accumulated other comprehensive income	(445)	(870)
AT1 coupon and shareholder dividend deduction ¹	(1,279)	(1,342)
Additional value adjustments	300	(215)
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	11	(127)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(962)	(1,779)
Negative amounts resulting from the calculation of expected loss amounts	(1,920)	107
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	230	(158)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	0	151
Other, including regulatory adjustments	(208)	285
Common Equity Tier 1 (CET 1) capital - closing amount	48,066	48,097
Additional Tier 1 (AT1) Capital – opening amount	8,518	8,868
New Additional Tier 1 eligible capital issues	0	1,967
Matured and called instruments	0	(2,350)
Other, including regulatory adjustments	(190)	33
Additional Tier 1 (AT1) Capital – closing amount	8,328	8,518
Tier 1 capital	56,395	56,616
Tier 2 (T2) capital – closing amount	8,610	9,531
Total regulatory capital	65,005	66,146

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)
125
Deutsche Bank
Annual Report 2023 on Form 20-F

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
For the year end 2020, the bank introduced a framework to determine the prudential provisioning of non-performing exposure as a Pillar 2 measure as requested in the before mentioned ECB’s guidance and SREP recommendation.
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
The shortfall between the minimum loss coverage requirements for non-performing exposure and the risk reserves recorded in line with the IFRS 9 for defaulted (Stage 3) assets amounted to € 322 million as of December 31, 2023 and was deducted from CET 1. This additional CET 1 charge can be considered as additional loss reserve and leads to a € 2.6 billion RWA relief. The reduction in the shortfall and the respective increase in the RWA relief in 2023 were driven by the benefits from data and process optimization as part of the bank´s capital efficiency measures, as discussed below.
Non-performing exposure loss coverage
	Dec 31, 2023
in € m. (unless stated otherwise)	Exposure value¹	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	3,745	650	1,299	51
Investment Bank	9,415	3,684	4,753	223
Private Bank	6,621	1,428	3,169	43
Asset Management	0	0	0	0
Corporate & Other	491	59	98	4
Total	20,271	5,820	9,319	322

1 Exposure value in accordance with Article 47c CRR
	Dec 31, 2022
in € m. (unless stated otherwise)	Exposure value¹	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	4,378	795	1,176	316
Investment Bank	14,665	8,182	10,117	383
Private Bank	6,101	1,250	2,202	315
Asset Management	0	0	0	0
Corporate & Other²	282	67	41	35
Total	25,426	10,294	13,535	1,048

1 Exposure value in accordance with Article 47c CRR
2 Aligned to the current representation
126
Deutsche Bank
Annual Report 2023 on Form 20-F

Development of risk-weighted assets

The table below provides an overview of RWA broken down by risk type and business division. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.
Risk-weighted assets by risk type and business division
	Dec 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	63,156	94,246	78,422	11,652	18,314	265,789
Settlement Risk	0	1	13	0	0	14
Credit Valuation Adjustment (CVA)	82	4,654	110	0	429	5,276
Market Risk	181	19,019	22	28	2,260	21,510
Operational Risk	5,568	21,611	7,659	3,475	18,839	57,153
Total	68,987	139,532	86,226	15,155	39,842	349,742

	Dec 31, 2022¹
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	68,022	93,184	79,865	9,417	18,726	269,214
Settlement Risk	0	63	0	0	61	124
Credit Valuation Adjustment (CVA)	130	5,144	29	4	877	6,184
Market Risk	847	17,895	72	28	7,289	26,131
Operational Risk	5,304	23,155	7,637	3,414	18,839	58,349
Total	74,303	139,442	87,602	12,864	45,792	360,003

1 Prior year’s comparatives aligned to presentation in the current year
Deutsche Bank´s RWA were € 349.7 billion as of December 31, 2023, compared to € 360.0 billion at the end of 2022.
Market risk RWA declined by € 4.6 billion, primarily driven by decreases in the Value-at-Risk and Stressed-Value-at-Risk components following a reduction in the qualitative and quantitative components of the capital multiplier. In addition, reductions in exposure led to a lower Value-at-Risk and Stressed-Value-at-Risk, which was partially offset by a higher Incremental Risk Charge, when compared to year end 2022.
Credit risk RWA decreased by € 3.4 billion, primarily driven by benefits from data and process optimization as part of the bank´s capital efficiency measures, new securitizations, foreign exchange movements and a reduction in RWA for deferred tax assets. This was partially offset by an RWA increase due to regulatory changes from the introduction of new models, impacts from rating migration, exposures to central counterparties, increases from the acquisition of Numis and business growth. Operational risk RWA decreased by € 1.2 billion, mainly driven by a more favorable development of Deutsche Bank´s internal loss profile feeding into the capital model. Credit valuation adjustment (CVA) RWA decreased by € 0.9 billion mainly driven by model updates and market data changes, partially offset by changes in methodology and policy as well as business activities.
The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit risk, credit valuation adjustments as well as market and operational risk in the reporting period. They also show the corresponding movements in capital requirements, derived from the RWA by an 8% minimum capital requirement.
Development of risk-weighted assets for Credit Risk including Counterparty Credit Risk
	Dec 31, 2023		Dec 31, 2022
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance, beginning of year	269,214	21,537	263,752	21,100
Book size	(3,694)	(296)	(6,254)	(500)
Book quality	(886)	(71)	(478)	(38)
Model updates	298	24	(179)	(14)
Methodology and policy	5,831	466	8,244	659
Acquisition and disposals	571	46	0	0
Foreign exchange movements	(4,174)	(334)	5,320	426
Other	(1,371)	(110)	(1,191)	(95)
Credit risk RWA balance, end of year	265,789	21,263	269,214	21,537

127
Deutsche Bank
Annual Report 2023 on Form 20-F

Of which: Development of risk-weighted assets for Counterparty Credit Risk
	Dec 31, 2023		Dec 31, 2022
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance, beginning of year	23,589	1,887	24,780	1,982
Book size	(4,664)	(373)	(1,734)	(139)
Book quality	1,278	102	(41)	(3)
Model updates	0	0	0	0
Methodology and policy	312	25	0	0
Acquisition and disposals	0	0	0	0
Foreign exchange movements	(646)	(52)	584	47
Other	0	0	0	0
Counterparty credit risk RWA balance, end of year	19,868	1,589	23,589	1,887

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force. Organic changes in the Group´s portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral and netting coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g., applying new regulations, are considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.
The decrease in RWA for credit risk by € 3.4 billion, or 1.3%, since December 31, 2022, is mainly driven by the categories “foreign exchange movements”, “book size”, “other” and “book quality”. This was partially offset by changes shown in the categories “methodology and policy”, “acquisition and disposals” and “model updates”. The decrease in category “book size” is predominantly driven by a relief from synthetic securitizations in the Corporate Bank and the Private Bank, which was partially offset by business growth. Additionally, the decrease in category “other” reflects a reduction in RWA for deferred tax assets and investments in financial sector entities. The reduction in “book quality” is mainly driven by benefits from data and process optimization as part of the bank´s capital efficiency measures, partially offset by counterparty rating deteriorations. The aforementioned decreases were partially offset by increases in the category “methodology and policy” which mainly reflects impacts from the introduction of new models due to regulatory changes and exposures to central counterparties. The category “acquisition and disposals” reflects the acquisition of Numis. Furthermore, credit risk RWA increased in the category “model updates” compared to 2022, driven by refinements on Deutsche Bank´s IRBA model.
RWA for counterparty credit risk decreased by € 3.7 billion, or 15.8%, since December 31, 2022, mainly driven by the decrease in category “book size” reflecting lower exposures for derivatives along with lower risk weights for new positions as well as a reduction in the category “foreign exchange movements”. This decrease was partially offset by an increase in category “book quality”, particularly stemming from counterparty rating deteriorations. Additionally, RWA for counterparty credit risk increased in the category “methodology and policy”, driven by impacts from the introduction of new models due to regulatory changes and exposures to central counterparties.
Based on the CRR/CRD regulatory framework, Deutsche Bank is required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures and securities financing transactions. Deutsche Bank calculates the majority of the CVA based on our own internal model as approved by the BaFin.
Development of risk-weighted assets for Credit Valuation Adjustment
	Dec 31, 2023		Dec 31, 2022
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance, beginning of year	6,184	495	6,327	506
Movement in risk levels	170	14	1,217	97
Market data changes and recalibrations	(656)	(52)	(200)	(16)
Model updates	(683)	(55)	(1,160)	(93)
Methodology and policy	261	21	0	0
Acquisitions and disposals	0	0	0	0
Foreign exchange movements	0	0	0	0
CVA RWA balance, end of year	5,276	422	6,184	495

128
Deutsche Bank
Annual Report 2023 on Form 20-F

The development of CVA RWA is broken down into a number of categories: “Movement in risk levels”, which includes changes to the portfolio size and composition; “Market data changes and calibrations”, which includes changes in market data levels and volatilities as well as recalibrations; “Model updates”, which refers to changes to either the IMM credit exposure models or the value-at-risk models that are used for CVA RWA; “Methodology and policy”, which relates to changes to the regulation. Any significant business acquisitions or disposals would be presented in the category “Acquisitions and disposals”.
As of December 31, 2023, RWA for CVA amounted to € 5.3billion, representing a decrease of € 0.9 billion or -15% compared to December 31, 2022. This includes €0.7billion decrease in model updates and € 0.7billion decrease in market data changes, partially offset by methodology and policy changes and business activities throughout the year.
Development of risk-weighted assets for Market Risk
	Dec 31, 2023
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	7,413	12,221	3,639	2,857	26,131	2,091
Movement in risk levels	(1,901)	(1,724)	3,647	72	95	8
Market data changes and recalibrations	(393)	(10)	0	(53)	(456)	(36)
Model updates/changes	77	(663)	(158)	0	(745)	(60)
Methodology and policy	(1,446)	(2,735)	0	722	(3,459)	(277)
Acquisitions and disposals	0	0	0	0	0	0
Foreign exchange movements	0	0	0	(57)	(57)	(5)
Other	0	0	0	0	0	0
Market risk RWA balance, end of year	3,750	7,090	7,129	3,542	21,510	1,721

	Dec 31, 2022
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	3,538	9,360	3,657	3,219	19,773	1,582
Movement in risk levels	(175)	1,986	(17)	266	2,061	165
Market data changes and recalibrations	2,651	(617)	0	(593)	1,441	115
Model updates/changes	100	(650)	0	0	(550)	(44)
Methodology and policy	1,299	2,142	0	0	3,441	275
Acquisitions and disposals	0	0	0	0	0	0
Foreign exchange movements	0	0	0	113	113	9
Other	0	0	0	0	0	0
Market risk RWA balance, end of year	7,413	12,221	3,639	2,857	26,131	2,091

The analysis for market risk covers movements in the bank’s internal models for value-at-risk (VaR), stressed value-at-risk, incremental risk charge (IRC) as well as results from the market risk standardized approach (MRSA), which is captured in the category “Other”. MRSA is used to determine the regulatory capital charge for the specific market risk of trading book securitizations, for certain types of investment funds and for longevity risk as set out in CRR/CRD regulations.
Market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “Market data changes and recalibrations” category. Changes to market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category “Model updates”. In the “Methodology and policy” category regulatory driven changes to market risk RWA models and calculations are reported. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of “Foreign exchange movements” are only calculated for the CRM and Standardized approach methods.
As of December 31, 2023 the RWA for market risk was € 21.5 billion, a decrease of € 4.6 billion, or -18% since December 31, 2022. The decrease is driven by the “Methodology and policy” category due to a reduction in quantitative component of capital multiplier by 0.85 on the back of backtesting outliers moving out of the 250 day window and reduction in qualitative component of multiplier by 0.5. The Incremental Risk Charge increased by € 3.5 billion driven by changes in sovereign bond inventory for facilitating market making in Global Rates and Global Emerging Markets business which is offset by lower value at risk and stressed value at risk driven by a reduction in interest rates exposure under Global Rates and reductions following the changes in Global Foreign Exchange business strategy.
129
Deutsche Bank
Annual Report 2023 on Form 20-F

Development of risk-weighted assets for operational risk
	Dec 31, 2023		Dec 31, 2022
in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements
Operational risk RWA balance, beginning of year	58,349	4,668	61,718	4,937
Loss profile changes (internal and external)	(1,577)	(126)	(3,405)	(272)
Expected loss development	150	12	(166)	(13)
Forward looking risk component	130	10	794	63
Model updates	0	0	(669)	(54)
Methodology and policy	100	8	78	6
Acquisitions and disposals	0	0	0	0
Operational risk RWA balance, end of year	57,153	4,572	58,349	4,668

Changes in internal and external loss events are reflected in the category “Loss profile changes”. The category “Expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “Forward looking risk component” reflects qualitative adjustments and, as such, the effectiveness and performance of the day-to-day operational risk management activities via Non-Financial Risk appetite metrics and Risk and Control Assessment (RCA) scores, focusing on the business environment and internal control factors. The category “Model updates” covers model refinements, such as the implementation of model changes. The category “Methodology and policy” represents externally driven changes such as regulatory add-ons. The category “Acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.
The overall decrease of the RWA for operational risk by € 1.2 billion during 2023 was mainly driven by lower loss frequencies feeding into our capital model.
Economic Capital
Economic capital adequacy
Deutsche Bank’s internal capital adequacy assessment process (ICAAP) aims at maintaining the continuity of the bank on an ongoing basis. Internal capital adequacy is assessed from an economic perspective as the ratio of economic capital supply divided by economic capital demand as shown in the table below.
Total economic capital supply and demand
in € m. (unless stated otherwise)	Dec 31, 2023	Dec 31, 2022
Components of economic capital supply
Shareholders' equity	64,486	61,959
Noncontrolling interests¹	899	897
AT1 coupons deduction	(381)	(319)
Gain on sale of securitizations, cash flow hedges	(45)	790
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	(82)	(190)
Additional valuation adjustments	(1,727)	(2,026)
Intangible assets	(3,692)	(3,677)
IFRS deferred tax assets excl. temporary differences	(4,737)	(3,937)
Expected loss shortfall	(2,386)	(466)
Defined benefit pension fund assets	(947)	(1,176)
Other adjustments	(3,782)	(1,864)
Economic capital supply	47,607	49,989

Components of economic capital demand
Credit risk	11,875	11,802
Market risk	8,328	6,355
Operational risk	4,572	4,668
Strategic risk	1,874	1,854
Diversification benefit	(3,385)	(3,778)
Total economic capital demand	23,265	20,900

Economic capital adequacy ratio	205%	239%

1 Includes noncontrolling interest up to the economic capital requirement for each subsidiary
The economic capital adequacy ratio was 205% as of December 31, 2023, compared with 239% as of December 31, 2022. The decline was due to an increase in economic capital demand, which is explained in the section “Risk Profile”, and a decrease in economic capital supply.
130
Deutsche Bank
Annual Report 2023 on Form 20-F

The decrease in economic capital supply by € 2.4 billion compared to year-end 2022 was mainly driven by higher capital deduction from expected loss shortfall of € 1.9 billion, introduction of a new deduction of € 1.5 billion for valuation differences between carrying and fair values for debt securities held to collect, deductions for future common share dividend and AT1 coupon payments of € 1.3 billion, currency translation adjustments of € 1.1 billion, higher capital deductions for IFRS deferred tax assets excluding temporary differences of € 0.8 billion and cash flow hedges of € 0.8 billion. These decreases were partly offset by a positive net income of € 4.8 billion and reduced deduction for additional valuation adjustments of € 0.3 billion.
Leverage Ratio
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
A minimum leverage ratio requirement of 3% was introduced effective starting with June 28, 2021. Starting January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank. Furthermore, the European Central Bank has set a Pillar 2 requirement for the leverage ratio for the first time; effective January 1, 2024, this requirement will be 0.10%.
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
The off-balance sheet exposure component follows the standardized approach for credit risk with credit risk conversion factors (CCF) depending on the risk category (0% for low risk, 20% for medium/low risk, 50% for medium risk, or 100% for full risk). For the determination of the leverage exposure a floor of 10% is applied leading to a 10% CCF for the low risk category.
The on-balance sheet exposures (excluding derivatives and SFTs) component reflects the accounting values of the assets (excluding derivatives, SFTs and regular-way purchases and sales awaiting settlement). The exposure value of regular-way purchases and sales awaiting settlement is determined as offset between those cash receivables and cash payables where the related regular-way sales and purchases are both settled on a delivery-versus payment basis.
Assets can be excluded from the leverage ratio exposure measure if they have been deducted in the determination of Tier 1 capital. The corresponding regulatory adjustments are reflected in the asset amounts deducted in determining Tier 1 capital component.
The following tables show the leverage ratio exposure and the leverage ratio. For further details on Tier 1 capital please also refer to the section “Development of Own Funds”.
Summary reconciliation of accounting assets and leverage ratio exposures
in € bn.	Dec 31, 2023	Dec 31, 2022
Total assets as per published financial statements	1,312	1,337
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	2	2
Adjustments for derivative financial instruments	(122)	(171)
Adjustment for securities financing transactions (SFTs)	4	1
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	127	128
Other adjustments	(83)	(57)
Leverage ratio total exposure measure	1,240	1,240

131
Deutsche Bank
Annual Report 2023 on Form 20-F

Leverage ratio common disclosure
in € bn. (unless stated otherwise)	Dec 31, 2023	Dec 31, 2022
Total derivative exposures	131	130
Total securities financing transaction exposures	99	96
Total off-balance sheet exposures	127	128
Other Assets	897	897
Asset amounts deducted in determining Tier 1 capital	(14)	(11)

Tier 1 capital	56.4	56.6
Leverage ratio total exposure measure	1,240	1,240
Leverage ratio (in %)	4.5	4.6

Description of the factors that had an impact on the leverage ratio in 2023
As of December 31, 2023, the leverage ratio was 4.5% compared to 4.6% as of December 31, 2022. This takes into account a Tier 1 capital of € 56.4 billion over an applicable exposure measure of € 1,240.3 billion as of December 31, 2023 (€ 56.6 billion over an applicable exposure measure of € 1,240.5 billion as of December 31, 2022, respectively).
Over the year 2023 the leverage exposure was materially unchanged at € 1,240.3 billion. Asset amounts deducted in determining Tier 1 capital declined by € 2.8 billion mainly reflecting higher capital deductions for negative amounts resulting from the calculation of expected loss amounts and deferred tax assets. In addition, off-balance sheet leverage exposure decreased by € 0.6 billion. The leverage exposure for assets not related to derivatives and secured financing transactions decreased by € 0.5 billion which largely reflects the development of the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report).
SFT-related items (securities purchased under resale agreements and securities borrowed) increased by € 3.0 billion, largely in line with the development on the balance sheet. Furthermore, the leverage exposure related to derivatives increased by € 0.8 billion.
The development of the leverage exposure in 2023 includes a negative foreign exchange impact of € 17.7 billion mainly due to the weakening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
For main drivers of the Tier 1 capital development please refer to section “Development of Own Funds”.
Minimum Requirement of Own Funds and Eligible Liabilities and Total Loss Absorbing Capacity
MREL Requirements
The minimum requirement for own funds and eligible liabilities (MREL) was introduced by the European Union’s Regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions (Single Resolution Mechanism Regulation or SRMR) and the European Union’s Directive establishing a framework for the recovery and resolution of credit institutions (Bank Recovery and Resolution Directive or BRRD) as implemented into German law by the German Recovery and Resolution Act.
The currently required level of MREL is determined by the competent resolution authorities for each supervised bank individually, depending on the respective preferred resolution strategy. In the case of Deutsche Bank AG, MREL is determined by the Single Resolution Board. While there is no statutory minimum level of MREL, the SRMR, BRRD and a delegated regulation set out criteria which the resolution authority must consider when determining the relevant required level of MREL. Guidance is provided through an MREL policy published annually by the SRB. Any binding MREL ratio determined by the SRB is communicated to Deutsche Bank via the German Federal Financial Supervisory Authority (BaFin).
As a result of its regular annual review the SRB has updated Deutsche Bank AG’s binding MREL ratio requirements in the second quarter of 2023 applicable immediately. The MREL ratio requirement on a consolidated basis is now 25.21% of RWA and 6.92% of LRE of which 19.54% of RWA and 6.92% of LRE must be met with own funds and subordinated instruments.
The combined buffer requirements of 5.14% as of December 31, 2023 must be met in addition to the RWA based MREL and subordinated MREL requirements.
132
Deutsche Bank
Annual Report 2023 on Form 20-F

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
This TLAC requirement is based on both risk-based and non-risk-based denominators and set at the higher-of 18% of RWA plus the combined buffer requirements and 6.75% of LRE since January 1, 2022.
MREL ratio development
As of December 31, 2023, available MREL were € 123.3 billion, corresponding to a ratio of 35.24% of RWA. This means that Deutsche Bank has a comfortable MREL surplus of € 17.1 billion above Deutsche Bank’s MREL requirement of € 106.2 billion (i.e. 30.35% of RWA including combined buffer requirement). Compared to December 31, 2022 the surplus has reduced as a higher MREL requirement was not fully offset by lower RWA.
€ 114.1 billion of Deutsche Bank’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 32.63% of RWA, a buffer of € 27.8 billion over Deutsche Bank’s subordination requirement of € 86.3 billion (i.e. 24.68% of RWA including combined buffer requirements). Compared to December 31, 2022 the surplus has increased due to a lower subordinated MREL requirement and lower RWA.
TLAC ratio development
As of December 31, 2023, TLAC was € 114.1 billion and the corresponding TLAC ratios were 32.63% of RWA and 9.20% of LRE. This means that Deutsche Bank has a comfortable TLAC surplus of € 30.4 billion over its TLAC requirement of € 83.7 billion (6.75% of LRE). Compared to December 31, 2022 the surplus has reduced due to a lower available TLAC.
133
Deutsche Bank
Annual Report 2023 on Form 20-F

MREL and TLAC disclosure
in € m. (unless stated otherwise)	Dec 31, 2023	Dec 31, 2022
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	48,066	48,097
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	8,328	8,518
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	8,610	9,531
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	2,478	1,898
Tier 2 (T2) capital instruments eligible under TLAC/MREL	11,088	11,429
Total regulatory capital elements of TLAC/MREL	67,483	68,045

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	46,624	47,862
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Total Loss Absorbing Capacity (TLAC)	114,106	115,907
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	114,106	115,907
Senior preferred plain vanilla	5,538	4,552
Senior preferred structured products	3,609	3,215
Available Minimum Own Funds and Eligible Liabilities (MREL)	123,253	123,674

Risk Weighted Assets (RWA)	349,742	360,003
Leverage Ratio Exposure (LRE)	1,240,318	1,240,483

TLAC ratio
TLAC ratio (as percentage of RWA)	32.63	32.20
TLAC requirement (as percentage of RWA)	23.14	22.57
TLAC ratio (as percentage of Leverage Exposure)	9.20	9.34
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	33,167	34,638
TLAC surplus over LRE requirement	30,385	32,174

MREL subordination
MREL subordination ratio (as percentage of RWA)	32.63	32.20
MREL subordination requirement (as percentage of RWA)	24.68	24.85
Surplus over MREL subordination requirement	27,781	26,430

MREL ratio
MREL ratio (as percentage of RWA)	35.24	34.35
MREL requirement (as percentage of RWA)	30.35	29.46
MREL surplus over requirement	17,098	17,600

134
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Eligible liabilities are liabilities issued out of the resolution entity Deutsche Bank AG that meet eligibility criteria which are supposed to ensure that they are structurally suited as loss-absorbing capital. As a result, eligible liabilities exclude deposits which are covered by an insurance deposit protection scheme or which are preferred under German insolvency law (e.g., deposits from private individuals as well as small and medium-sized enterprises). Among other things, secured liabilities and derivatives liabilities are generally excluded as well. Debt instruments with embedded derivative features can be included under certain conditions (e.g., a known and fixed or increasing principal). In addition, eligible liabilities must have a remaining time to maturity of at least one year and must either be issued under the law of a Member State of the European Union or must include a bail-in clause in their contractual terms to make write-down or conversion effective. The SRB has granted a transitional period for liabilities issued under UK law on or before November 15, 2018, which do not include an enforceable and effective bail-in clause but can still be included in eligible liabilities after Brexit until June 28, 2025.
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
135
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Maximum Exposure to Credit Risk
	Dec 31, 2023
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost[3]
Cash and central bank balances	178,424	178,424	−	0	−	0
Interbank balances (w/o central banks)	6,144	6,144	−	0	0	0
Central bank funds sold and securities purchased under resale agreements	14,725	14,725	−	13,761	−	13,761
Securities borrowed	39	39	−	33	−	33
Loans	484,527	484,527	−	260,047	42,191	302,239
Other assets subject to credit risk[4,5]	82,826	77,541	24,019	914	626	25,559
Total financial assets at amortized cost[3]	766,685	761,400	24,019	274,755	42,817	341,591
Financial assets at fair value through profit or loss[6]
Trading assets	122,841	−	−	1,458	951	2,408
Positive market values from derivative financial instruments	251,877	−	195,517	40,036	30	235,583
Non-trading financial assets mandatory at fair value through profit or loss	87,153	−	1,931	76,894	92	78,917
Of which:
Securities purchased under resale agreement	65,937	−	1,931	63,877	0	65,807
Securities borrowed	13,036	−	−	12,863	0	12,863
Loans	812	−	−	89	72	160
Financial assets designated at fair value through profit or loss	75	−	−	0	0	0
Total financial assets at fair value through profit or loss	461,946	−	197,447	118,388	1,072	316,908
Financial assets at fair value through OCI	35,546	35,546	0	2,744	988	3,732
Of which:
Securities purchased under resale agreement	1,805	1,805	−	1,740	0	1,740
Securities borrowed	0	0	−	0	0	0
Loans	4,867	4,867	−	16	976	991
Total financial assets at fair value through OCI	35,546	35,546	−	2,744	988	3,732
Financial guarantees and other credit related contingent liabilities[7]	65,131	64,798	−	4,127	7,136	11,263
Revocable and irrevocable lending commitments and other credit related commitments[7]	255,409	254,016	−	21,736	6,779	28,515
Total off-balance sheet	320,540	318,814	−	25,863	13,915	39,777

Maximum exposure to credit risk	1,584,717	1,115,760	221,466	421,750	58,792	702,008

1 Does not include credit derivative notional sold (€ 540,063 million) and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts
136
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Does not include credit derivative notional sold (€ 738,733 million) and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts
The overall decrease in maximum exposure to credit risk for December 31, 2023 was € 36.1 billion mainly driven by decreases of € 48.0 billionin positive market values from derivatives financial instruments, € 15.5 billion in other assets subject to credit risk and € 11.5 billion in loans at amortized cost. These decreases were partly offset by increases in trading assets of € 32.7 billion, € 3.9 billion in financial assets at fair value through OCI and € 2.3 billion in Off-balance sheet exposure.
Trading assets as of December 31, 2023, includes traded bonds of € 112.5 billion (€ 80.2 billion as of December 31, 2022) of which over 85 % were investment-grade (over 83 % as of December 31, 2022).
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
137
Deutsche Bank
Annual Report 2023 on Form 20-F

Main Credit Exposure Categories
The tables in this section show details about several of Deutsche Bank’s main credit exposure categories, namely Loans, Revocable and Irrevocable Lending Commitments, Contingent Liabilities Over-The-Counter (“OTC”) Derivatives, Debt Securities and Repo and repo-style transactions:
– “Loans” are gross loans as reported on our balance sheet at amortized cost, loans at fair value through profit and loss and loans at fair value through other comprehensive income before deduction of allowance for credit losses; this includes “Traded loans” that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold; from a regulatory perspective the latter category principally covers trading book positions
– “Revocable and irrevocable lending commitments” consist of the undrawn portion of revocable and irrevocable lending-related commitments
– “Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements)
– “OTC derivatives” are the bank’s credit exposures from over-the-counter derivative transactions that the Group has entered into, after netting and cash collateral received; on the bank’s balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case only applying cash collateral received and netting eligible under IFRS
– “Debt securities” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, as reported on our balance sheet within accounting categories at amortized cost and at fair value through other comprehensive income before deduction of allowance for credit losses, it also includes category at fair value through profit and loss; this includes “Traded bonds”, which are bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term; from a regulatory perspective the latter category principally covers trading book positions
– “Repo and repo-style transactions” consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions, only applying collateral received and netting eligible under IFRS
Although considered in the monitoring of maximum credit exposures, the following are not included in the details of the Group’s main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (without central banks), assets held for sale, accrued interest receivables, traditional securitization positions.
Unless stated otherwise, the tables below reflect credit exposure before the consideration of collateral and risk mitigation or structural enhancements, except for OTC derivatives wherein they are post credit enhancements.
Main Credit Exposure Categories by Business Divisions
	Dec 31, 2023
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	116,732	456	303	4,393	158,490	59,781	55
Investment Bank	100,645	7,614	582	474	56,939	2,169	18,991
Private Bank	261,250	0	0	0	39,515	3,128	301
Asset Management	3	0	0	0	99	9	0
Corporate & Other	5,896	165	3	0	365	44	3,208
Total	484,527	8,235	887	4,867	255,409	65,131	22,555

…
	Dec 31, 2023
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	294	19	0	595	0	0	341,118
Investment Bank	4,611	114,741	1,520	14,169	74,878	0	397,333
Private Bank	447	1	1	0	0	0	304,644
Asset Management	0	4,483	82	0	0	0	4,675
Corporate & Other	16,516	1,242	27,271	0	4,096	1,805	60,611
Total	21,868	120,485	28,874	14,764	78,973	1,805	1,108,381

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
138
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2022
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	121,543	497	312	3,797	155,299	61,134	72
Investment Bank	103,072	7,198	883	272	51,299	3,515	24,353
Private Bank	264,893	7	7	0	43,737	2,503	388
Asset Management	23	0	0	0	92	9	0
Corporate & Other	6,447	253	3	0	594	52	4,154
Total	495,979	7,955	1,205	4,069	251,021	67,214	28,967

…
	Dec 31, 2022
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	617	12	0	1,042	0	0	344,326
Investment Bank	4,800	82,947	1,606	10,437	74,662	0	365,045
Private Bank	804	3	2	0	0	0	312,345
Asset Management	0	3,728	80	0	0	0	3,932
Corporate & Other	19,375	1,334	23,763	0	6,607	2,156	64,738
Total	25,596	88,025	25,450	11,479	81,270	2,156	1,090,386

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 12.2 billion as of December 31, 2022
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 54.9 million as of December 31, 2022
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.6 billion as of December 31, 2022
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 327.6 million as of December 31, 2022
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 15.1 million as of December 31, 2022
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
Deutsche Bank’s total main credit exposure increased by € 18.0 billion year-on-year where € 32.2 billion of an increase in Investment Bank, is partly offset by a decrease in the Private Bank by € 7.7 billion, Corporate Bank by € 3.2 billion and in Corporate & Other by € 4.1 billion. The business division Corporate & Other primarily contains exposures in Treasury and Capital Release Unit. Exposure increases have been observed primarily in Debt securities and Off-Balance sheet which is partly offset by decrease in Loans and OTC Derivative products included in main credit exposures by business division.
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
139
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Agriculture, forestry and fishing	384	2	0	0	224	32	1
Mining and quarrying	2,774	230	126	0	4,893	1,409	47
Manufacturing	28,397	285	5	1,877	53,572	13,809	1,303
Electricity, gas, steam and air conditioning supply	4,081	307	75	272	6,475	2,967	142
Water supply, sewerage, waste management and remediation activities	486	0	0	0	523	148	38
Construction	4,257	217	1	20	2,965	3,060	7
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,030	233	79	784	16,540	6,247	599
Transport and storage	4,924	616	13	63	6,088	1,108	173
Accommodation and food service activities	1,862	3	0	0	1,015	138	10
Information and communication	7,589	372	21	100	13,244	3,209	289
Financial and insurance activities⁸	110,901	3,840	276	1,281	90,138	28,491	18,176
Real estate activities⁹	49,267	1,302	103	122	7,061	183	304
Professional, scientific and technical activities	6,889	68	0	0	6,190	2,213	172
Administrative and support service activities	8,911	148	169	157	5,007	577	486
Public administration and defense, compulsory social security	5,731	364	10	27	6,759	123	303
Education	279	2	0	0	72	55	68
Human health services and social work activities	4,390	42	0	0	1,725	127	53
Arts, entertainment and recreation	1,017	22	0	33	1,402	102	49
Other service activities	5,302	183	10	130	4,534	850	165
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	216,055	0	0	1	26,981	282	140
Activities of extraterritorial organizations and bodies	0	0	0	0	0	2	29
Total	484,527	8,235	887	4,867	255,409	65,131	22,555

140
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	0	0	0	0	0	0	643
Mining and quarrying	46	486	2	0	0	0	10,012
Manufacturing	0	1,481	54	0	0	0	100,783
Electricity, gas, steam and air conditioning supply	175	776	20	0	0	0	15,289
Water supply, sewerage, waste management and remediation activities	29	26	0	0	0	0	1,250
Construction	130	387	133	0	0	0	11,177
Wholesale and retail trade, repair of motor vehicles and motorcycles	0	458	2	0	0	0	45,973
Transport and storage	66	481	15	0	0	0	13,548
Accommodation and food service activities	5	90	0	0	0	0	3,124
Information and communication	95	531	0	0	0	0	25,449
Financial and insurance activities⁸	4,639	25,416	4,789	14,695	76,785	1,805	381,232
Real estate activities⁹	227	1,159	546	69	0	0	60,343
Professional, scientific and technical activities	49	151	111	0	0	0	15,843
Administrative and support service activities	51	436	8	0	0	0	15,950
Public administration and defense, compulsory social security	15,907	83,791	22,725	0	2,154	0	137,893
Education	0	160	9	0	0	0	645
Human health services and social work activities	99	95	11	0	0	0	6,543
Arts, entertainment and recreation	0	58	0	0	0	0	2,683
Other service activities	146	3,028	151	0	34	0	14,531
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	0	0	0	0	0	0	243,459
Activities of extraterritorial organizations and bodies	205	1,476	298	0	0	0	2,010
Total	21,868	120,485	28,874	14,764	78,973	1,805	1,108,381

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 96 billion, Asset-Backed Securities of € 44 billion, Banks of € 55 billion, Insurance of € 13 billion, Financial Intermediaries of € 10 billion and Public Sector of € 16 billion, all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 38 billion
141
Deutsche Bank
Annual Report 2023 on Form 20-F

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

142
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 12.2 billion as of December 31, 2022
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 54.9 million as of December 31, 2022
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.6 billion as of December 31, 2022
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 327.6 million as of December 31, 2022
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 15.1 million as of December 31, 2022
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 85 billion, Asset-Backed Securities of € 43 billion, Banks of € 54 billion, Insurance of € 15 billion, Financial Intermediaries of € 22 billion and Public Sector of € 13 billion, all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is 39 billion
The portfolio is subject to the same credit underwriting requirements stipulated in the bank’s “Principles for Managing Credit Risk”, including various controls according to single name, country, industry and product/asset class-specific concentration.
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
143
Deutsche Bank
Annual Report 2023 on Form 20-F

The bank’s amortized cost loan exposure of € 49.3 billion to Real Estate activities as reported above is based on NACE code classification and comprises of recourse and non-recourse financing, across various parts of the Group and client segments. This includes € 25.1 billion of loans which is based on Deutsche Bank’s definition of non-recourse CRE loans. For more information on non-recourse CRE loans, see section Focus areas in 2023 in the chapter IFRS 9 Impairment.
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
The Group’s credit exposure to the ten largest counterparties accounted for 12 % of the bank’s aggregated total credit exposure in these categories as of December 31, 2023, compared with 11 % as of December 31, 2022. The top ten counterparty exposures were well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.
Deutsche Bank’s exposure to Financial and Insurance Activities is € 381.2 billion as of December 31, 2023 which also includes exposures to Asset Backed Securities, Banks, Insurance, Financial intermediaries, Public Sector as well as to Corporates including Holding Companies. Exposures are managed using bespoke risk management frameworks, trade-by-trade approvals and relevant risk appetite metrics. Total loans across all applicable measurement categories amounted to € 116.3 billion, total repo and repo style transactions across all applicable measurement categories amounted to € 93.3 billion and off-balance sheet activities amounted to € 118.6 billion as of December 31, 2023 and were principally associated with Investment Bank and Corporate Bank portfolios, which were majorly held in North America and Europe.
144
Deutsche Bank
Annual Report 2023 on Form 20-F

Main credit exposure categories by geographical region
	Dec 31, 2023
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevo- cable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Europe	338,507	2,906	516	1,698	148,778	39,716	14,814
Of which:
Germany	231,287	321	70	409	76,810	16,532	4,146
United Kingdom	8,323	239	97	252	13,175	3,102	4,834
France	4,587	76	75	317	7,868	1,876	694
Luxembourg	18,056	612	23	142	8,493	641	970
Italy	23,490	138	32	16	4,842	5,021	219
Netherlands	8,996	248	8	252	9,279	2,863	1,463
Spain	16,073	230	24	91	3,738	4,330	219
Ireland	5,273	331	184	87	4,237	351	542
Switzerland	6,827	37	1	0	8,206	2,558	355
Poland	2,617	0	0	16	2,569	176	6
Belgium	1,742	23	0	58	1,551	623	144
Russian Federation⁸	243	6	0	7	26	21	0
Ukraine⁸	8	208[9]	0	0	3	5	0
Other Europe⁸	10,984	435	2	50	7,981	1,617	1,222
North America	101,306	2,325	238	2,378	95,768	12,172	4,745
Of which:
U.S.	89,570	2,202	178	2,247	89,460	10,754	3,269
Cayman Islands	4,985	50	0	0	2,383	787	963
Canada	1,396	49	3	106	2,048	226	324
Other North America	5,356	24	56	24	1,877	405	188
Asia/Pacific	35,807	1,746	123	597	9,031	12,093	2,745
Of which:
Japan	1,404	328	34	10	481	451	459
Australia	3,203	250	0	0	2,652	830	153
India	7,576	78	88	23	921	3,774	53
China	4,254	1	0	22	413	1,442	762
Singapore	3,789	362	0	189	1,558	1,357	157
Hong Kong	2,259	64	0	82	836	607	242
Other Asia/Pacific	13,323	662	1	271	2,170	3,632	919
Other geographical areas	8,906	1,259	10	193	1,831	1,151	252
Total	484,527	8,235	887	4,867	255,409	65,131	22,555

145
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	9,682	52,205	12,884	6,021	17,184	395	645,306
Of which:
Germany	830	10,114	1,388	348	1,351	0	343,606
United Kingdom	240	10,475	1,504	461	3,773	0	46,476
France	0	7,756	2,901	657	5,100	0	31,906
Luxembourg	0	2,180	537	9	206	0	31,870
Italy	4,890	7,953	1,030	2,251	1,688	0	51,571
Netherlands	0	2,289	27	0	99	0	25,526
Spain	1,487	3,144	358	1,587	35	0	31,318
Ireland	1,563	1,269	7	0	960	0	14,804
Switzerland	0	1,289	1	0	225	0	19,499
Poland	0	473	2,899	0	98	0	8,852
Belgium	0	1,759	1,606	0	11	0	7,517
Russian Federation⁸	0	31	0	0	0	0	333
Ukraine⁸	0	73	7	0	0	0	305
Other Europe⁸	672	3,401	619	707	3,638	395	31,724
North America	9,433	32,184	11,503	5,855	47,782	0	325,688
Of which:
U.S.	9,415	31,042	11,320	2,979	14,357	0	266,793
Cayman Islands	0	495	0	2,876	33,284	0	45,823
Canada	0	546	183	0	54	0	4,936
Other North America	18	101	0	0	88	0	8,137
Asia/Pacific	2,428	31,297	4,295	2,620	13,860	858	117,499
Of which:
Japan	22	3,017	485	431	8,818	0	15,941
Australia	1,725	2,387	315	0	284	0	11,800
India	414	5,858	62	0	0	279	19,126
China	0	7,977	98	0	1,365	0	16,334
Singapore	0	1,396	665	0	683	0	10,156
Hong Kong	9	738	463	0	124	0	5,424
Other Asia/Pacific	258	9,922	2,206	2,189	2,587	579	38,718
Other geographical areas	325	4,799	191	268	148	552	19,887
Total	21,868	120,485	28,874	14,764	78,973	1,805	1,108,381

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is deminimis
146
Deutsche Bank
Annual Report 2023 on Form 20-F

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

147
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 12.2 billion as of December 31, 2022
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 54.9 million as of December 31, 2022
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.6 billion as of December 31, 2022
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 327.6 million as of December 31, 2022
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 15.1 million as of December 31, 2022
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is deminimis
The tables above provide an overview of Deutsche Bank’s credit exposure by geographical region, allocated based on the counterparty’s country of domicile. The domicile view might differ from any internal risk based view applied elsewhere in this report.
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
148
Deutsche Bank
Annual Report 2023 on Form 20-F

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
		Dec 31, 2023
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	21,676	149	14	188	24,401	4,461	7,389
iA	> 0.04 ≤ 0.11	38,612	344	167	663	65,969	29,510	5,409
iBBB	> 0.11 ≤ 0.5	72,532	922	307	3,546	84,267	19,602	3,807
iBB	> 0.5 ≤ 2.27	54,351	3,566	50	369	29,111	5,248	1,978
iB	> 2.27 ≤ 10.22	21,562	1,268	62	35	9,262	2,492	413
iCCC and below	> 10.22 ≤ 100	8,645	1,822	284	65	2,420	636	51
Total		217,378	8,070	884	4,867	215,429	61,950	19,046

		Dec 31, 2023
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	1,085	60,918	71	1,267	24,801	−	146,420
iA	> 0.04 ≤ 0.11	1,614	18,476	23	4,244	7,727	−	172,758
iBBB	> 0.11 ≤ 0.5	1,181	18,180	180	2,467	9,207	−	216,197
iBB	> 0.5 ≤ 2.27	836	16,009	962	2,840	30,237	−	145,555
iB	> 2.27 ≤ 10.22	150	755	282	3,947	2,907	−	43,136
iCCC and below	> 10.22 ≤ 100	39	421	1	0	0	−	14,385
Total		4,905	114,760	1,520	14,764	74,878	−	738,451

1 Reflects the probability of default for a one year time horizon
2 Includes the effect of netting agreements and cash collateral received where applicable
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net
		Dec 31, 2023¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 ≤ 0.04	13,529	149	14	30	22,874	3,766	4,817
iA	> 0.04 ≤ 0.11	28,218	38	167	663	64,306	27,109	3,424
iBBB	> 0.11 ≤ 0.5	35,191	426	242	2,842	78,680	15,924	2,855
iBB	> 0.5 ≤ 2.27	21,830	2,947	24	256	25,986	3,611	1,833
iB	> 2.27 ≤ 10.22	6,239	831	45	5	8,674	1,234	374
iCCC and below	> 10.22 ≤ 100	4,155	1,387	70	65	2,336	365	50
Total		109,162	5,778	562	3,861	202,856	52,009	13,353

149
Deutsche Bank
Annual Report 2023 on Form 20-F

		Dec 31, 2023¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	1,085	60,918	71	50	0	−	107,303
iA	> 0.04 ≤ 0.11	1,614	18,476	23	105	16	−	144,160
iBBB	> 0.11 ≤ 0.5	600	17,959	180	0	4	−	154,903
iBB	> 0.5 ≤ 2.27	263	15,640	345	0	6	−	72,739
iB	> 2.27 ≤ 10.22	59	380	282	1,445	1,845	−	21,414
iCCC and below	> 10.22 ≤ 100	33	400	1	0	0	−	8,861
Total		3,653	113,773	903	1,600	1,870	−	509,381

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements
2 Reflects the probability of default for a one year time horizon
The tables below show the main Corporate Bank and Investment Bank credit exposure for 2022 by product types and internal rating bands.
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

1 Reflects the probability of default for a one year time horizon
2 Includes the effect of netting agreements and cash collateral received where applicable
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net
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

150
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements
2 Reflects the probability of default for a one year time horizon
The above tables show an overall increase in the Corporate Bank and Investment Bank gross exposure in 2023 of € 29.1 billion or 4%. Debt Securities at fair value through profit and loss increased by € 31.8 billion mainly due to increase in long bond inventory position in Government securities in Core rates business. Off-balance sheet positions increased by € 6.1 billion mainly driven by new commitments issued during the period. Repo and repo-style transactions increased by € 3.5 billion in Investment Bank. From a regional perspective, the increase was primarily attributable to counterparties domiciled in the Cayman Island, Italy, China and Germany. These increases were partly offset by a decrease in Loans at amortized cost of € 7.2 billion primarily in Corporate Bank and decrease in OTC Derivatives of € 5.4 billion due to reduction in Interest rate and Foreign Exchange derivative products.
The above table also shows a material shift in internal credit ratings, primarily from Non-Investment Grade to Investment Grade. This is attributable to a regulatory-driven recalibration of the Global Corporates and Leveraged Finance related scorecards to better reflect observed default histories.
The Group uses risk mitigation techniques as described above to optimize Corporate Bank and Investment Bank credit exposures and reduce potential credit losses. The tables for “net” exposure disclose the development of the bank’s Corporate Bank and Investment Bank credit exposures net of collateral, guarantees and hedges.
Risk Mitigation for Credit Exposure
Strategic Corporate Lending (“SCL”) unit helps to mitigate the risk of the bank’s corporate credit exposures. The notional amount of SCL’s risk reduction activities increased from € 33.9 billion as of December 31, 2022, to € 37.7 billion as of December 31, 2023.
As of year-end 2023, SCL mitigated the credit risk of € 32.0 billion of loans and lending-related commitments, through synthetic collateralized loan obligations supported predominantly by financial guarantees. This position totaled € 27.5 billion as of December 31, 2022.
SCL also held credit derivatives with an underlying notional amount of € 5.7 billion as of December 31, 2023. The position totaled € 6.4 billion as of December 31, 2022. The credit derivatives used for the bank’s portfolio management activities are accounted for at fair value.
The bank makes use of hedging also in other businesses to reduce single name concentration risks and utilises private risk insurance and export credit agency cover to manage noncollateralized exposures.
151
Deutsche Bank
Annual Report 2023 on Form 20-F

Private Bank credit exposure
Private Bank credit exposure, credit exposure stage 3 and net credit costs
	Total exposure in € m.		of which loan book in € m.		Credit exposure stage 3 in € m.		Net credit costs as a % of total exposure¹
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
PB Germany	191,055	198,102	172,340	174,611	2,632	2,632	0.22%	0.11%
Consumer Finance	29,919	29,529	16,675	15,594	1,394	1,373	0.95%	0.80%
Mortgage	158,249	163,611	153,937	155,249	1,211	1,163	0.08%	(0.01%)
Business Finance	1,573	1,292	972	898	27	6	0.64%	0.04%
Other	1,315	3,670	756	2,870	0	90	0.04%	0%
International Private Bank	113,589	114,243	88,910	90,283	3,958	3,401	0.31%	0.32%
Consumer Finance	11,422	10,972	9,032	8,894	368	378	1.06%	1.11%
Mortgage	11,011	12,133	10,955	12,033	409	431	0.00%	(0.05%)
Business Finance	14,896	15,130	12,342	12,898	1,025	1,048	0.54%	0.76%
Wealth Management	75,467	75,214	56,567	56,425	2,155	1,543	0.21%	0.17%
Other	793	794	14	33	0	0	0.01%	0.02%
Total	304,644	312,345	261,250	264,893	6,589	6,033	0.26%	0.19%

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
Private Bank mortgage loan-to-value1
	Dec 31, 2023	Dec 31, 2022
≤ 50%	65%	63%
> 50 ≤ 70%	16%	17%
> 70 ≤ 90%	11%	11%
> 90 ≤ 100%	3%	3%
> 100 ≤ 110%	2%	2%
> 110 ≤ 130%	2%	2%
> 130%	1%	2%

1 When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value
152
Deutsche Bank
Annual Report 2023 on Form 20-F

The LTV expresses the amount of exposure as a percentage of the underlying real estate value.
The Group’s LTV ratios are calculated using the total exposure divided by the current determined value of the respective properties. These values are monitored and updated if necessary, on a regular basis. The exposure of transactions that are additionally backed by liquid collateral is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.
The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of the Group’s risk management when originating loans and when monitoring and steering the Group’s credit risks. In general, the Group is willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply e.g. for countries with negative economic outlook or expected declines of real estate values.
As of December 31, 2023, 65% of the Group’s exposure related to the mortgage lending portfolio had an LTV ratio below or equal to 50% compared to 63% as on December 31, 2022.
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
153
Deutsche Bank
Annual Report 2023 on Form 20-F

The following table shows a breakdown of notional amounts and gross market values for assets and liabilities of exchange traded and OTC derivative transactions on the basis of clearing channel.
Notional amounts of derivatives on basis of clearing channel and type of derivative
	Dec 31, 2023
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	17,224,862	13,754,903	9,568,113	40,547,878	124,837	112,997	11,840
Bilateral (Amt)	2,037,922	2,251,346	1,446,299	5,735,567	103,140	92,035	11,105
CCP (Amt)	15,186,940	11,503,557	8,121,813	34,812,310	21,696	20,961	735
Exchange-traded	1,916,294	403,196	47	2,319,537	418	493	(75)
Total Interest rate related	19,141,156	14,158,099	9,568,160	42,867,415	125,255	113,490	11,764
Currency related:
OTC	6,609,578	1,055,879	427,832	8,093,289	108,652	105,818	2,834
Bilateral (Amt)	6,443,644	1,046,148	427,719	7,917,512	107,415	104,614	2,801
CCP (Amt)	165,933	9,730	113	175,777	1,237	1,204	33
Exchange-traded	11,265	0	0	11,265	1	17	(16)
Total Currency related	6,620,842	1,055,879	427,832	8,104,553	108,653	105,835	2,818
Equity/index related:
OTC	17,014	7,937	647	25,599	1,209	2,574	(1,365)
Bilateral (Amt)	17,014	7,937	647	25,599	1,209	2,574	(1,365)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	164,955	25,648	1,523	192,126	2,391	2,103	288
Total Equity/index related	181,970	33,586	2,170	217,726	3,600	4,677	(1,077)
Credit derivatives related
OTC	200,396	855,230	71,584	1,127,210	13,895	13,379	517
Bilateral (Amt)	72,835	94,804	33,716	201,355	3,142	2,715	427
CCP (Amt)	127,561	760,426	37,868	925,854	10,754	10,664	90
Exchange-traded	0	0	0	0	0	0	0
Total Credit derivatives related	200,396	855,230	71,584	1,127,210	13,895	13,379	517
Commodity related:
OTC	7,150	31,576	2,037	40,763	203	140	63
Bilateral (Amt)	7,150	31,576	2,037	40,763	203	139	64
CCP (Amt)	0	0	0	0	0	1	(1)
Exchange-traded	25,369	1,347	0	26,716	141	139	2
Total Commodity related	32,519	32,923	2,037	67,479	344	279	65
Other:
OTC	57,766	3,924	102	61,791	971	819	152
Bilateral (Amt)	57,750	3,924	102	61,776	956	819	137
CCP (Amt)	15	0	0	15	15	0	15
Exchange-traded	11,008	21	0	11,029	27	33	(6)
Total Other	68,774	3,945	102	72,820	998	852	146
Total OTC business	24,116,765	15,709,449	10,070,316	49,896,530	249,766	235,726	14,041
Total bilateral business	8,636,315	3,435,736	1,910,521	13,982,573	216,064	202,895	13,169
Total CCP business	15,480,450	12,273,713	8,159,794	35,913,957	33,702	32,830	872
Total exchange-traded business	2,128,891	430,212	1,570	2,560,673	2,979	2,786	193
Total	26,245,656	16,139,661	10,071,885	52,457,203	252,745	238,511	14,234
Positive market values after netting and cash collateral received	−	−	−	−	23,312	−	−

154
Deutsche Bank
Annual Report 2023 on Form 20-F

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

Equity Exposure
The table below presents the carrying values of equity investments split by trading and non-trading for the respective reporting dates. Deutsche Bank manages its respective positions within market risk and other appropriate risk frameworks.
Composition of Equity Exposure
in € m.	Dec 31, 2023	Dec 31, 2022
Trading Equities	1,984	2,374
Non-trading Equities¹	2,008	2,077
Total Equity Exposure	3,992	4,451

1 Includes equity investment funds amounting to € 113 million as of December 31, 2023 and € 101 million as of December 31, 2022
As of December 31, 2023, the group’s trading equities exposure in Investment Bank was € 1.7 billion compared to € 2.1 billion in December 31, 2022.
155
Deutsche Bank
Annual Report 2023 on Form 20-F

Trading Market Risk Exposures
Value-at-Risk Metrics of Trading Units of Deutsche Bank Group
The tables and graph below present the Historic Simulation value-at-risk metrics calculated with a 99% confidence level and a one-day holding period for the Group’s trading units.
Value-at-Risk of Trading Units by Risk Type¹
	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk²		Commodity price risk
in € m.	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Average	40.7	44.0	(46.3)	(43.3)	27.5	29.4	38.6	35.4	7.8	11.4	12.1	9.7	0.9	1.5
Maximum	74.3	71.4	(21.2)	(21.7)	40.1	48.1	68.4	58.7	14.9	21.7	17.4	15.0	2.8	4.3
Minimum	23.2	24.9	(64.9)	(67.1)	15.7	13.4	21.9	19.3	4.5	5.4	8.2	5.8	0.2	0.3
Period-end	39.0	38.3	(31.9)	(43.3)	20.3	26.0	28.4	35.0	11.0	6.4	10.9	13.6	0.3	0.5

1 Figures for 2023 as of December 31, 2023. Figures for 2022 as of December 31, 2022
2 Includes value-at-risk from gold and other precious metal positions
Development of historic simulation value-at-risk by risk types in 2023
The average value-at-risk over 2023 was € 41 million, which decreased by € 3.3 million (-8%) compared to the average for 2022; this was primarily driven by roll-off of market volatility in the rolling 1yr period of value-at-risk model. Additionally reduced cross currency interest rates exposures under Global Foreign Exchange business as it focused on its flow businesses and changes in sovereign bond curve positioning and reduction in overall interest rates exposure under Global Rates business also contributed towards lower average value-at-risk for 2023.
For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation.
Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9% confidence level and one-year capital horizon)1,2,3
	Total		Credit Trading		Global Rates		Emerging Markets		Other
in € m.	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Average	563.3	319.0	(15.0)	54.5	363.4	137.0	228.1	110.2	(13.2)	17.4
Maximum	904.6	414.0	121.4	130.6	892.5	305.0	349.9	332.4	32.0	51.2
Minimum	330.3	272.4	(130.9)	(33.2)	198.7	53.2	122.4	39.3	(80.6)	(31.7)
Period-end	570.3	291.2	90.8	11.6	198.7	161.9	284.5	100.2	(3.6)	17.4

1 Amounts show the bands within which the values fluctuated during the 12-weeks preceding December 31, 2023 and December 31, 2022, respectively
2 Business line breakdowns have been updated for 2023 reporting to better reflect the current business structure
3 All liquidity horizons are set to 12 months
156
Deutsche Bank
Annual Report 2023 on Form 20-F

The incremental risk charge as at the end of 2023 was € 570 million, which has increased by € 279 million (+96%) compared to year-end 2022. The change was driven by increase in sovereign bond inventory for facilitating market making under Global Rates and Global Emerging Markets business.
Results of Regulatory Backtesting of Trading Market Risk
In 2023, the Group observed one outlier where the Group’s loss on a buy-and-hold and actual basis exceeded the value-at-risk of the Trading books. This was driven by an increase in market volatility following the Silicon Valley Bank crisis in the first quarter of 2023. The market volatility led to moves in interest rates that were larger than those within the preceding one-year period used in the value-at-risk calculation.
The following graph shows the trading units daily buy-and-hold and Actual income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of the trading positions with the buy and hold income given buy-and-hold is the relevant portion of daily profit and loss for comparison against the previous day's value at risk which excludes new trades, reserves, and any carry profit and loss ordinarily part of actual income. Figures are shown in millions of euro. The chart shows that the trading units achieved a positive buy and hold income for 54 % of the trading days in 2023 as well as displays the global outlier experienced in 2023.
EU MR4 – Comparison of VAR estimates with gains/losses
157
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Distribution of daily income of Group’s trading units in 2023
The trading units achieved a positive revenue for 93% of the trading days in 2023 compared with 84% in the full year 2022.
158
Deutsche Bank
Annual Report 2023 on Form 20-F

Non-trading Market Risk Exposures

Economic Capital Usage for Non-trading Market Risk
The following table shows the Non-trading Market Risk economic capital usage by risk type:
Economic Capital Usage by risk type.
	Economic capital usage
in € m.	Dec 31, 2023	Dec 31, 2022
Interest rate risk	2,980	1,752
Credit spread risk	60	29
Equity and Investment risk	1,044	841
Foreign exchange risk	1,273	1,460
Pension risk	1,106	803
Guaranteed funds risk	59	82
Total non-trading market risk portfolios	6,523	4,968

The economic capital figures do take into account diversification benefits between the different risk types.
Economic Capital Usage for Non-trading Market Risk totaled € 6.5 billion as of December 31, 2023, which is € 1.6 billion above the economic capital usage at year-end 2022. The increase in economic capital was predominantly driven by additional interest rate risk positions taken to mitigate downside risk to the Group’s net interest income, higher risk related to behavioral modelling assumption for our non-maturity deposit portfolio and a higher market risk contribution from our defined benefit pension plans.
– Interest rate risk; economic capital charge for interest rate risk in the banking book, including gap risk, basis risk and option risk, such as the risk of a change in client behavior embedded in modelled non-maturity deposits or prepayment risk; in total the economic capital usage for December 31, 2023 was € 3.0 billion , compared to € 1.8 billion for December 31, 2022
– Credit spread risk; economic capital charge for portfolios in the banking book subject to credit spread risk; economic capital usage was € 60 million as of December 31, 2023, versus € 29 million as of December 31, 2022
– Equity and Investment risk; economic capital charge for equity risk from a structural short position in the bank’s own share price arising from the Group’s equity compensation plans, and from the non-consolidated investment holdings, such as strategic investments and alternative assets the economic capital usage was € 1.0 billion as of December 31, 2023, compared to € 841 million as of December 31, 2022
– Foreign exchange risk; foreign exchange risk predominantly arises from the Group’s structural position taken to immunize the sensitivity of the bank’s capital ratio against changes in the exchange rates. The economic capital usage was € 1.3 billion as of December 31, 2023, versus € 1.5 billion as of December 31, 2022
– Pension risk; this risk arises from the Group’s defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 1.1 billion as of December 31, 2023, compared to € 803 million as of December 31, 2022
– Guaranteed funds risk; economic capital usage was € 59 million as of December 31, 2023, versus € 82 million as of December 31, 2022
159
Deutsche Bank
Annual Report 2023 on Form 20-F

Interest Rate Risk in the Banking Book

The following table shows the impact on the Group’s net interest income in the banking book as well as the change of the economic value for the banking book positions from interest rate changes under the six standard scenarios defined by the EBA:
Economic value & net interest income interest rate risk in the banking book by EBA scenario
	Delta EVE		Delta NII¹
in € bn.	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Parallel up	(5.1)	(4.6)	0.3	1.9
Parallel down	1.8	1.3	(0.3)	(1.1)
Steepener	(0.8)	(0.1)	0.1	(0.4)
Flattener	(0.3)	(1.4)	(0.1)	1.5
Short rates up	(1.6)	(2.4)	(0.0)	2.3
Short rates down	0.8	1.2	(0.1)	(1.2)
Maximum	(5.1)	(4.6)	(0.3)	(1.2)

in € bn.	Dec 31, 2023	Dec 31, 2022
Tier 1 Capital	56.4	56.6

1 Delta Net Interest Income (NII) reflects the difference between projected NII in the respective scenario with shifted rates vs. market implied rates. Sensitivities are based on a static balance sheet at constant exchange rates, excluding trading positions and DWS. Figures do not include Mark-to-Market (MtM) / Other Comprehensive Income (OCI) effects on centrally managed positions not eligible for hedge accounting
The maximum economic value of equity loss was € (5.1) billion as of December 2023, compared to € (4.6) billion as of December 2022. As per December 2023 the maximum EVE loss represents 9.0 % of Tier 1 Capital.
The maximum economic value of equity (EVE) loss due to a +200 basis points parallel shift of the yield curve across all currencies as defined by the BaFin was € (5.1) billion as of December 2023, representing 7.7 % of Total Capital.
The moderate change in economic value of equity loss for the “Parallel up” interest rate scenario was driven by rebalancing activities related to the interest rate risk position within the Bank’s Treasury portfolio. Deutsche Bank’s overall interest rate risk positioning remains largely unchanged and is managed via defined risk management as part of the IRRBB framework.
The maximum one-year loss in net interest income (NII) was € (0.3) billion as of December 2023, compared to € (1.2) billion as of December 2022.
The maximum loss for the 12M net interest income sensitivity for “Parallel down“ scenario decreased by circa € 0.8 billion.
The reduction in the maximum net interest income loss in the “Parallel down” scenario was mainly driven by a combination of methodology enhancements to better reflect client behavior and changes of our interest rate risk position in Treasury in response to the change in interest rate environment.
The following table shows the variation of the economic value for Deutsche Bank’s banking book positions resulting from downward and upward interest rate shocks by currency:
Economic value interest rate risk in the banking book by currency
	Dec 31, 2023
in € bn.	Parallel up	Parallel down
EUR	(4.0)	1.4
USD	(1.1)	0.6
Other	(0.0)	(0.2)
Total	(5.1)	1.8

160
Deutsche Bank
Annual Report 2023 on Form 20-F

Operational risk exposure
Operational risk – risk profile
Operational risk losses by event type (profit and loss view)
in € m.	2023	2022¹
Clients, Products and Business Practices	605	278
External Fraud	151	65
Execution, Delivery and Process Management	128	81
Others	20	157
Natural Disasters and Public Safety	11	6
Internal Fraud	(333)	16
Group	582	602

1 Prior year’s comparatives aligned to presentation in the current year. Losses are reported after offsetting insurance.
As of December 31, 2023, operational risk losses decreased by €20 million, or 3%, to €582 million. This was primarily driven by a gain of €333 million related to the event type “Internal Fraud”, which reflects a release of litigation provisions. Losses under Clients, Products and Business Practices” increased year on year due to increased provisions from civil litigation. Legal losses are broadly stable when aggregating settled matters and changes in litigation reserves for unsettled matters across categories.
Operational risk losses by event type occurred in the period 2023 (2018 - 2022)1
1 Figures in square brackets are averages between 2018-2022. Prior year’s comparatives aligned to presentation in the current year.
2 Distribution of operational risk losses is based on posting date.
3 Frequency of operational risk losses is based on first posting date.
The diagram “Distribution of Operational Risk Losses” summarizes the value of net operational risk loss postings by event type in 2023, against the average for the comparative five-year period 2018-2022 (in square brackets). The event type “Clients, Products and Business Practices” forms the most significant portion of operational losses with a share of €605m largely made up of settled matters and changes in litigation reserves for unsettled matters. The event type ‘External Fraud’ saw a substantial year on year increase, driven by two material litigation cases. The event type ‘Execution, Delivery and Process Management’ also significantly increased, primarily due to non-litigation losses. The reduction of losses in event type “Internal Fraud” is driven by a release of litigation provisions.
The diagram “Frequency of Operational Losses” summarizes the operational risk events by event type (based on a count of events where losses were first recognized in 2023), related to the average for the comparative five-year period 2018-2022 (in brackets). “External Fraud” remains the highest frequency event type although there has been a notable reduction versus the five year average.
Whilst the bank seeks to ensure the comprehensive capture of all operational risk loss events with a net operational risk loss impact of € 10,000 or greater, the totals shown in this section may be underestimated due to delayed detection and recording of loss events.
161
Deutsche Bank
Annual Report 2023 on Form 20-F

Liquidity Risk Exposure
Funding Markets and Capital Markets Issuance
Multiple macro topics emerged during 2023 and weighed on markets, following a normalization after geopolitical events in the past years. Particularly impactful were the high inflation countered by unprecedented rate hikes, continued geopolitical uncertainties, the default of some regional US banks and the takeover of Credit Suisse by UBS. Notwithstanding this backdrop, the Bank navigated markets well and successfully concluded its issuance activity at 17.2 billion euros. After deducting the 1.5 billion USD senior-non preferred note issued in November as pre-funding, the overall volume was within the plan of 13-18 billion euros which was narrowed to a guidance of 14 to 16 billion euros during Q4.
Looking at the whole year, credit markets showed a constructive performance despite the multiple disruptions with broader indices trading tighter vs. year end 2022. The bank’s senior non-preferred cash bonds widened on account of the market turmoil in March relating to regional US banks and Credit Suisse and underperformed peers until April 2023. Thereafter DB’s spreads tightened and outperformed peers. The positive development of DB’s spreads was supported by three rating upgrades from DBRS, Fitch and S&P throughout the year. As of YE 2023, DB’s spreads are tighter than at the beginning of the year.
The total issuance volume of € 17.2 is split as follows: € 1.4 billion in capital issuances, € 6.7 billion of senior non-preferred funding, € 6.0 billion in senior preferred. The Group also issued € 2.6 billion Pfandbriefe and € 0.5 billion Cédulas. From a currency perspective, the total issuance volume is divided as follows: Euros (€ 8.5 billion), US dollars (€ 6.9 billion), Pounds Sterling (€ 0.8 billion) and other currencies aggregated (€ 1.0 billion). The Group’s investor base for 2023 issuances was as follows: asset managers and pension funds (34%), retail customers (17%), banks (17%), insurance companies (7%), Corporates (1%), Governments and agencies (4%) and other institutional investors (20%). The geographical distribution was split between Germany (41%), rest of Europe (24%), U.S. (26%), Asia/Pacific (8%) and Other (1%). The average spread of issuance over 3-months-Euribor/RFR (Risk Free Rate) was 164bp for the full year. The average tenor was 5.1 years. The Group issued the following volumes over each quarter: Q1: € 7.5 billion, Q2: € 2.0 billion, Q3: € 3.1 billion and Q4: € 4.7 billion.
Deutsche Bank’s issuance plan for 2024 is € 13-18 billion and similar to 2023. It comprises capital instruments, senior non-preferred, senior preferred and covered bonds. The Group also plans to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. The Bank has total capital markets maturities, excluding legally exercisable calls, of approximately € 11 billion. Furthermore, the Bank issued structured notes with a volume of € 5.3 billion in 2013 and plans to issue € 6-7 billion in 2024. This activity is conducted by the FIC division and not part of the Treasury issuance plan.
Funding Diversification
In 2023, total external funding increased by € 12.0 billion from € 963.3 billion at December 31, 2022 to € 975.3 billion at December 31, 2023. Funding from the Corporate Bank has increased by € 1.5 billion, whereas deposits in the Private Bank have decreased by € 9.6 billion. For both divisions, there has been a shift from sight to term deposits. The unsecured Wholesale Funding portfolio increased by € 11.4 billion, thereof € 2.5 billion from Investment Bank deposits. In addition, Capital Markets and Equity increased by € 10.1 billion driven by an increase of € 4.2 billion in Equity and € 5.9 billion in long-term Debt Issuances. Secured funding and shorts have been overall stable compared to December 31, 2022 with reductions from the repayment of TLTRO (Targeted Longer-Term Refinancing Operations) of € 18.7 billion as well as a decrease of € 6.6 billion in trading liabilities has been offset by an increase of € 23.9 billion in repurchase operations.
162
Deutsche Bank
Annual Report 2023 on Form 20-F

Composition of External Funding Sources
1 Other Customers includes fiduciary deposits, X-markets notes and margin/Prime Brokerage cash balances (shown on a net basis)
2 Reference: Reconciliation to total balance sheet of € 1317.3 billion (€ 1,344.2 billion): Derivatives & settlement balances € 266.5 billion (€ 296.5 billion), add-back for netting effect for margin/Prime Brokerage cash balances (shown on a net basis) € 40.2 billion (€ 50.4 billion), other non-funding liabilities € 35.4 billion (€ 34.1 billion) for December 31, 2023 and December 31, 2022, respectively
Maturity of unsecured wholesale funding, ABCP and capital markets issuance1
	Dec 31, 2023
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	1,942	1,419	692	402	4,455	558	103	5,117
Deposits from other wholesale customers	9,838	4,740	3,475	1,984	20,038	422	633	21,093
CDs and CP	1,085	2,143	2,041	1,623	6,891	84	0	6,976
ABCP	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	91	1,173	2,852	4,146	8,261	7,700	36,328	52,289
Senior preferred plain vanilla	198	442	1,293	718	2,650	3,494	5,325	11,470
Senior structured	121	458	748	1,275	2,603	2,919	12,401	17,923
Covered bonds/ABS	21	2,065	235	750	3,070	1,867	13,063	18,000
Subordinated liabilities	10	15	291	94	410	5,887	14,039	20,336
Other	0	0	0	0	0	0	0	0
Total	13,306	12,454	11,627	10,992	48,380	22,931	81,892	153,204
Of which:
Secured	21	2,065	235	750	3,070	1,867	13,063	18,000
Unsecured	13,285	10,389	11,392	10,242	45,309	21,065	68,829	135,203

1 Includes additional Tier 1 notes reported as additional equity components in the financial statements. Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised
2 Secured funding volume reported post own debt elimination
The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 45 billion as of December 31, 2023, and should be viewed in the context of our total High Quality Liquid Assets of € 219 billion.
163
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)
	Dec 31,2023					Dec 31,2022
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	666	2,409	108	1,934	5,117	1,216	963	47	732	2,958
Deposits from other whole- sale customers	8,857	9,128	248	2,860	21,093	4,437	9,047	278	2,152	15,915
CDs and CP	3,776	2,816	0	383	6,976	1,035	1,423	133	527	3,118
ABCP	0	0	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	22,309	23,199	3,611	3,171	52,289	24,052	21,826	2,735	3,448	52,061
Senior preferred plain vanilla	6,445	4,424	8	593	11,470	3,125	5,415	0	186	8,727
Senior structured	8,278	7,502	43	2,100	17,923	6,712	7,517	24	1,785	16,040
Covered bonds/ ABS	17,710	290	0	0	18,000	16,387	2	0	0	16,389
Subordinated liabilities	9,845	9,380	932	179	20,336	10,070	9,597	917	189	20,773
Other	0	0	0	0	0	0	0	0	0	0
Total	77,886	59,148	4,949	11,220	153,204	67,035	55,792	4,134	9,019	135,980
Of which:
Secured	17,710	290	0	0	18,000	16,387	2	0	0	16,389
Unsecured	60,176	58,858	4,949	11,220	135,203	50,648	55,790	4,134	9,019	119,591

164
Deutsche Bank
Annual Report 2023 on Form 20-F

High quality liquid assets

During 2023, the Group, has transitioned its risk appetite from Liquidity Reserves to HQLA (as defined in the Commission Delegated Regulation (EU) 2015/61).
Composition of Group’s HQLA by parent company (including branches) and subsidiaries
	Dec 31, 2023		Dec 31, 2022
in € bn.	Market Value	Value according to Article 9 CRR	Market Value	Value according to Article 9 CRR
Available-Cash and Central Bank Reserves	156	156	154	154
Parent (incl. foreign branches)	133	133	132	132
Subsidiaries	23	23	22	22
High Quality liquid securities (includes government, government guaranteed and agency securities	66	63	66	64
Parent (incl. foreign branches)	54	51	55	54
Subsidiaries	12	12	11	10
Total HQLA	222	219	220	219
Parent (incl. foreign branches)	187	184	188	186
Subsidiaries	35	35	33	32

As of December 31, 2023, the Group’s HQLA remained stable compared to December 31, 2022 at €219 billion. This is primarily due to the repayment of TLTRO liabilities offset by business portfolio movements. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 42 billion, such that the Group’s total Liquidity Reserves were € 261 billion as at the end of December 31, 2023. As at the end of December 31, 2022 these additional liquid assets were € 37 billion, such that the Group’s total Liquidity Reserves were € 256 billion. The 12 month average HQLA in 2023 was € 215 billion as compared with € 218 billion during 2022.
Liquidity Coverage Ratio
The year-end LCR as of December 31, 2023 stands at 139.6% compared to 141.6% as of December 31, 2022. This was primarily driven by the ECB TLTRO repayments offset by business portfolio movements.
The Group’s twelve month weighted average LCR was 137%. This has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.
LCR components
	Dec 31, 2023	Dec 31, 2022
in € bn. (unless stated otherwise)	Total adjusted weighted value (average)	Total adjusted weighted value (average)
Number of data points used in the calculation of averages	12	12
High Quality Liquid Assets	215	218
Total net cash outflows	157	161
Liquidity Coverage Ratio (LCR) in %	137%	135%

165
Deutsche Bank
Annual Report 2023 on Form 20-F

Funding Risk Management

Structural Funding
All funding matrices (the aggregate currency, the USD and the GBP funding matrix) were in line with the targets as at year ends 2023 and 2022.
Stress Testing and Scenario Analysis
At the end of 2023 the Group’s stressed Net Liquidity Position stood at €58 billion compared to € 48 billion as at the end of 2022. This was primarily driven by business portfolio movements and methodology changes offset by ECB TLTRO repayments.
Global All Currency Daily Stress Testing Results
	Dec 31, 2023			Dec 31, 2022
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap¹	Gap Closure²	Net Liquidity Position
Systemic market risk	123	242	119	120	234	114
1 notch downgrade (DB specific)	38	180	142	90	234	145
Severe downgrade (DB specific)	161	259	97	154	251	97
Combined³ ⁴	203	261	58	206	254	48

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
Global EUR Daily Stress Testing Results
	Dec 31, 2023			Dec 31, 2022
in € m.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap¹	Gap Closure²	Net Liquidity Position
Combined³	90	116	25	95	109	14

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
Global USD Daily Stress Testing Results
	Dec 31, 2023			Dec 31, 2022
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap¹	Gap Closure²	Net Liquidity Position
Combined³	91	102	11	81	103	22

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
Global GBP Daily Stress Testing Results
	Dec 31, 2023			Dec 31, 2022
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap	Gap Closure	Net Liquidity Position
Combined³	4	5	1	6	11	5

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
The following table presents the amount needed to meet collateral requirements from contractual obligations in the event of a one- or two-notch downgrade by rating agencies for all currencies.
Contractual Obligations
	Dec 31, 2023		Dec 31, 2022
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	402	526	389	434
Other contractual funding or margin requirements	0	0	0	0

166
Deutsche Bank
Annual Report 2023 on Form 20-F

Net stable funding ratio

The Net Stable Funding Ratio was 121% at the end the fourth quarter of 2023, a surplus to regulatory requirements of € 107 billion as compared to 120% as at the end of the fourth quarter of 2022, a surplus to regulatory requirements of € 99 billion. This was primarily driven by business portfolio movements offset by ECB TLTRO repayments.
Net stable funding ratio
	Dec 31, 2023	Dec 31, 2022
in € bn. (unless stated otherwise)	Total adjusted weighted value	Total adjusted weighted value (average)
Available stable funding (ASF)	605	606
Required stable funding (RSF)	499	507
Net Stable Funding Ratio (NSFR) in %	121%	120%

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
The readily available value represents the on- and off-balance sheet carrying amount or fair value rather than any form of stressed liquidity value (see the “High quality liquid assets” for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations, or are otherwise not considered to be readily available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format, and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in Other assets could be packaged into a format that would be suitable for use to generate funding.
Encumbered and unencumbered assets
	Dec 31, 2023
	Carrying value
			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	167	84	83	0
Equity instruments	3	0	3	0
Other assets:
Cash and due from banks & Interest earning deposits with Banks	184	12	172	0
Securities borrowed or purchased under resale agreements¹	15	0	0	15
Financial assets at fair value through profit and loss²
Trading assets	9	0	9	0
Positive market value from derivative financial instruments	252	0	0	252
Securities borrowed or purchased under resale agreements¹	79	0	0	79
Other financial assets at fair value through profit or loss	1	0	1	0
Financial assets at fair value through other comprehensive income²	7	0	5	2
Loans	528	57	14	457
Other assets	69	36	0	34
Total	1,314	189	287	838

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2 Excludes Debt securities and Equity instruments (separately disclosed above)
167
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023
	Fair value of collateral received
			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	379	325	49	6
Debt securities	370	321	48	0
Equity instruments	1	1	0	0
Other collateral received	8	3	0	6

	Dec 31, 2022
	Carrying value
			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	136	59	77	0
Equity instruments	3	1	2	0
Other assets:
Cash and due from banks & Interest earning deposits with Banks	186	14	172	0
Securities borrowed or purchased under resale agreements¹	11	0	0	11
Financial assets at fair value through profit and loss²
Trading assets	8	0	8	0
Positive market value from derivative financial instruments	300	0	0	300
Securities borrowed or purchased under resale agreements¹	82	0	0	82
Other financial assets at fair value through profit or loss	1	0	1	0
Financial assets at fair value through other comprehensive income²	6	0	4	2
Loans	525	74	14	438
Other assets	80	47	0	33
Total	1,339	194	279	866

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2 Excludes Debt securities and Equity instruments (separately disclosed above)
	Dec 31, 2022
	Fair value of collateral received
			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	309	255	49	6
Debt securities	299	250	48	0
Equity instruments	2	1	0	0
Other collateral received	9	3	0	6

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
The following tables present a maturity analysis of total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2023 and 2022, respectively.
Analysis of the earliest contractual maturity of assets
	Dec 31, 2023
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	164,942	11,301	1,905	185	39	45	0	0	0	178,416
Interbank balances (w/o central banks)¹	4,599	653	42	63	78	100	0	0	606	6,140
168
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	16	2,010	3,388	514	1,434	901	4,180	2,282	0	14,725
With banks	7	393	1,250	93	936	862	2,389	2,282	0	8,212
With customers	10	1,617	2,138	421	497	39	1,791	0	0	6,513
Securities borrowed	0	32	0	0	0	0	6	0	0	39
With banks	0	0	0	0	0	0	0	0	0	0
With customers	0	32	0	0	0	0	6	0	0	39
Financial assets at fair value through profit or loss	390,280	51,826	11,152	3,130	563	2,655	700	1,287	3,660	465,253
Trading assets	123,907	0	0	0	0	1,353	0	0	16	125,275
Fixed-income securities and loans	120,731	0	0	0	0	0	0	0	0	120,731
Equities and other variable- income securities	1,968	0	0	0	0	1,353	0	0	16	3,336
Other trading assets	1,207	0	0	0	0	0	0	0	0	1,207
Positive market values from derivative financial instruments	251,856	0	0	0	0	0	0	0	1	251,857
Non-trading financial assets mandatory at fair value through profit or loss	14,517	51,826	11,152	3,130	563	1,302	626	1,287	3,643	88,047
Securities purchased under resale agreements	5,331	48,697	7,987	2,242	299	550	161	669	0	65,937
Securities borrowed	9,159	2,001	1,859	0	0	0	17	0	0	13,036
Fixed-income securities and loans	12	521	1,301	861	264	136	386	580	2,373	6,434
Other non-trading financial assets mandatory at fair value through profit or loss	16	607	5	27	0	616	62	38	1,270	2,640
Financial assets designated at fair value through profit or loss	0	0	0	0	0	0	74	0	1	75
Positive market values from derivative financial instruments qualifying for hedge accounting	0	337	211	104	55	38	17	69	37	869
Financial assets at fair value through other comprehensive income	36	3,590	1,514	1,106	666	482	2,315	8,761	17,077	35,546
Securities purchased under resale agreements	0	1,805	0	0	0	0	0	0	0	1,805
Securities borrowed	0	0	0	0	0	0	0	0	0	0
Debt securities	0	1,476	980	771	475	336	1,548	6,337	16,951	28,874
Loans	36	309	534	335	190	146	767	2,424	126	4,867
Other	0	0	0	0	0	0	0	0	0	0
Loans	15,107	42,752	31,048	17,534	12,418	14,272	38,335	91,628	216,259	479,353
To banks	227	537	348	332	41	1,535	862	519	801	5,202
To customers	14,880	42,215	30,700	17,201	12,377	12,736	37,473	91,108	215,459	474,151
Retail	2,375	11,452	4,879	1,721	1,302	2,170	4,786	16,929	168,184	213,796
Corporates and other customers	12,505	30,763	25,822	15,480	11,075	10,567	32,688	74,180	47,275	260,354
Other financial assets	68,187	9,243	3,875	2,729	778	1,445	1,136	4,225	15,204	106,823
Total financial assets	643,168	121,744	53,134	25,365	16,030	19,936	46,690	108,252	252,843	1,287,164
Other assets	8,390	269	1	4,169	2	4,185	194	2,080	10,771	30,061
Total assets	651,558	122,013	53,135	29,534	16,032	24,121	46,884	110,332	263,614	1,317,225

1 The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 614 million cash held with Russian Banks, predominantly with the Central Bank of Russia.
169
Deutsche Bank
Annual Report 2023 on Form 20-F

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
170
Deutsche Bank
Annual Report 2023 on Form 20-F

The following tables present a maturity analysis of total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2023 and 2022, respectively.
Analysis of the earliest contractual maturity of liabilities
	Dec 31, 2023
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	349,522	55,380	93,682	61,316	23,849	18,642	7,724	5,065	10,305	625,486
Due to banks	48,482	1,741	10,139	8,791	5,902	478	3,126	3,398	8,977	91,034
Due to customers	301,041	53,639	83,543	52,525	17,947	18,164	4,598	1,667	1,328	534,453
Retail	130,097	9,882	47,506	34,857	8,635	7,031	1,272	502	43	239,826
Corporates and other customers	170,944	43,758	36,036	17,669	9,312	11,133	3,326	1,166	1,285	294,627
Trading liabilities	282,283	0	0	0	0	0	0	0	0	282,283
Trading securities	43,114	0	0	0	0	0	0	0	0	43,114
Other trading liabilities	890	0	0	0	0	0	0	0	0	890
Negative market values from derivative financial instruments	238,278	0	0	0	0	0	0	0	0	238,278
Financial liabilities designed at fair value through profit or loss	33,974	24,883	11,547	3,081	217	499	1,727	5,770	2,025	83,722
Securities sold under repurchase agreements	32,183	24,790	11,422	2,748	58	301	537	339	0	72,377
Long-term debt	1,618	6	43	275	139	89	1,147	5,368	2,024	10,709
Other financial liabilities designated at fair value through profit or loss	173	87	82	58	20	109	43	62	1	636
Investment contract liabilities	0	0	0	0	0	484	0	0	0	484
Negative market values from derivative financial instruments qualifying for hedge accounting	0	40	92	10	9	4	10	8	60	233
Central bank funds purchased	1,057	0	0	0	0	0	0	0	0	1,057
Securities sold under repurchase agreements	274	288	295	302	0	0	2	773	48	1,981
Due to banks	63	265	7	302	0	0	2	771	0	1,410
Due to customers	211	23	287	0	0	0	0	2	48	571
Securities loaned	3	0	0	0	0	0	0	0	0	3
Due to banks	0	0	0	0	0	0	0	0	0	0
Due to customers	3	0	0	0	0	0	0	0	0	3
Other short term borrowings	1,479	2,973	2,345	1,522	493	808	0	0	0	9,620
Long-term debt	0	435	15,286	6,016	3,601	5,604	17,936	41,861	28,652	119,390
Debt securities - senior	0	378	3,991	4,487	858	5,408	14,665	35,848	16,050	81,685
Debt securities - subordi- nated	0	10	9	0	26	8	2,703	4,356	4,051	11,163
Other long-term debt - senior	0	47	11,287	1,529	2,680	161	568	1,594	8,529	26,394
Other long-term debt - subordinated	0	0	0	0	37	27	0	62	22	149
Trust Preferred Securities	0	0	0	289	0	0	0	0	0	289
Other financial liabilities	89,980	754	635	1,837	173	308	733	1,209	2,478	98,108
Total financial liabilities	758,572	84,754	123,882	74,373	28,342	26,349	28,133	54,685	43,568	1,222,657
Other liabilities	18,278	0	0	0	0	0	0	0	0	18,278
Total equity	0	0	0	0	0	0	0	0	76,330	76,330
Total liabilities and equity	776,850	84,754	123,882	74,373	28,342	26,349	28,133	54,685	119,898	1,317,266
Off-balance sheet commitments given	42,501	10,875	21,158	15,720	14,318	24,459	37,389	113,593	40,527	320,540
Banks	1,016	1,177	2,354	2,242	2,090	2,278	2,289	2,820	5,829	22,095
Retail	14,707	1,354	1,206	503	718	2,281	971	583	4,940	27,262
Corporates and other customers	26,778	8,344	17,597	12,976	11,510	19,899	34,130	110,190	29,758	271,182

171
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2022
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	385,715	34,971	97,284	55,043	16,398	14,816	7,638	7,975	9,344	629,183
Due to banks	41,570	1,052	9,089	8,984	6,248	1,592	2,965	5,699	7,853	85,053
Due to customers	344,145	33,919	88,196	46,059	10,150	13,224	4,673	2,276	1,491	544,131
Retail	155,180	5,491	58,382	28,637	1,334	1,273	943	579	84	251,903
Corporates and other customers	188,965	28,428	29,813	17,422	8,816	11,951	3,730	1,697	1,407	292,228
Trading liabilities	333,035	0	0	0	0	0	0	0	0	333,035
Trading securities	49,860	0	0	0	0	0	0	0	0	49,860
Other trading liabilities	756	0	0	0	0	0	0	0	0	756
Negative market values from derivative financial instruments	282,418	0	0	0	0	0	0	0	0	282,418
Financial liabilities designed at fair value through profit or loss	9,686	27,208	10,285	2,175	774	388	852	2,349	911	54,629
Securities sold under repurchase agreements	7,484	27,026	10,131	2,028	658	228	554	351	55	48,517
Long-term debt	1,740	60	64	116	113	115	292	1,895	854	5,250
Other financial liabilities designated at fair value through profit or loss	462	122	90	31	2	45	6	103	2	862
Investment contract liabilities	0	0	0	0	0	469	0	0	0	469
Negative market values from derivative financial instruments qualifying for hedge accounting	0	144	181	93	78	15	28	33	149	721
Central bank funds purchased	0	0	0	0	0	0	0	0	0	0
Securities sold under repurchase agreements	170	182	144	20	0	0	25	16	15	573
Due to banks	59	101	122	3	0	0	0	0	9	293
Due to customers	111	81	23	17	0	0	25	16	6	279
Securities loaned	12	0	0	0	0	0	0	0	0	13
Due to banks	1	0	0	0	0	0	0	0	0	1
Due to customers	12	0	0	0	0	0	0	0	0	12
Other short term borrowings	3,002	1,878	135	34	9	61	0	0	0	5,118
Long-term debt	0	3,085	27,434	6,756	4,994	4,355	17,537	43,826	23,539	131,525
Debt securities - senior	0	3,050	2,068	2,510	3,206	3,791	13,091	35,427	15,413	78,556
Debt securities - subordi- nated	0	0	25	1,309	0	0	36	7,095	2,670	11,135
Other long-term debt - senior	0	34	25,340	2,882	1,770	501	4,385	1,242	5,433	41,588
Other long-term debt - subordinated	0	0	0	55	18	63	25	62	23	245
Trust Preferred Securities	0	0	0	500	0	0	0	0	0	500
Other financial liabilities	90,316	776	996	470	160	1,779	723	1,136	2,517	98,873
Total financial liabilities	821,936	68,243	136,460	65,092	22,411	21,883	26,802	55,335	36,475	1,254,637
Other liabilities	17,439	0	0	0	0	0	0	0	0	17,439
Total equity	0	0	0	0	0	0	0	0	72,141	72,141
Total liabilities and equity	839,374	68,243	136,460	65,092	22,411	21,883	26,802	55,335	108,616	1,344,217
Off-balance sheet commitments given	45,318	11,115	15,621	22,407	12,160	24,447	43,057	105,306	38,803	318,234
Banks	1,150	1,021	1,561	1,886	1,894	2,366	2,748	2,634	4,955	20,214
Retail	15,916	820	1,005	335	608	2,212	875	727	8,900	31,398
Corporates and other customers	28,253	9,274	13,055	20,186	9,659	19,869	39,434	101,945	24,948	266,622

172
Deutsche Bank
Annual Report 2023 on Form 20-F

Sustainability

[Page intentionally left blank for SEC filing purposes]
173
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
174
Deutsche Bank
Annual Report 2023 on Form 20-F

Employees
Group Headcount
As of December 31, 2023, the bank employed a total of 90,130 staff members compared to 84,930 as of December 31, 2022.
The bank calculates its employee figures on a full-time equivalent basis, meaning it includes proportionate numbers of part-time employees.
The following table shows the bank’s numbers of full-time equivalent employees as of December 31, 2023, 2022 and 2021.
Employees[1]	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Germany	36,195	35,594	35,741
Europe (outside Germany), Middle East and Africa	18,609	18,379	19,311
Asia/Pacific	27,095	23,236	20,215
North America[2]	8,033	7,534	7,556
Latin America	199	187	145
Total employees	90,130	84,930	82,969

1 Full-time equivalent employees, numbers may not add up due to rounding
2 Primarily the United States
In 2023, the number of the bank’s employees increased by 5,200 or 6.1% mainly due to business growth, strengthening the IT and control functions, as well as internalizations.
– Germany (+600; +1.7%) mainly driven by increases in the Corporate Bank and by strengthening the IT- and control functions, partly offset by the implementation of restructuring measures, primarily in the Private Bank
– North America (+499; +6.6%) mainly driven by increases in the Investment Bank and by strengthening the IT- and control functions
– EMEA ex Germany (+230; +1,3%) mainly driven by increases in the UK impacted by the acquisition of Numis and by increases in Romania and its Operations Center, partly offset by the reduction of the bank’s presence in Russia
– Asia/Pacific (+3,859; +16.6%) primarily driven by increases in India and its Operations Center
The following table shows the distribution of full-time equivalent employees by division as of December 31, 2023, 2022 and 2021.
Employees[1]	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Corporate Bank (CB)	17.4%	16.4%	16.0%
Investment Bank (IB)	8.9%	9.0%	8.6%
Private Bank (PB)	29.1%	31.7%	33.8%
Asset Management (AM)	4.9%	5.0%	4.9%
Infrastructure	39.6%	37.7%	36.5%
Corporate & Other	0.1%	0.2%	0.2%

1 Prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
– Corporate Bank (+1,760; +12.6%) mainly driven by increases in Operations and control functions
– Investment Bank (+358; +4.7%) mainly driven by increases in Operations and control functions also acquisition of Numis
– Private Bank (-672; -2.5%) mainly driven by reductions in Germany
– Asset Management (+104; +2.4%) primarily driven by strengthening the IT- and control functions
– Infrastructure functions (+3,674; +11.5%) primarily driven primarily driven by strengthening control functions (e.g., Anti-Financial Crime & Group Audit) and in Technology, Data & Innovation due to the bank’s internalization strategy
175
Deutsche Bank
Annual Report 2023 on Form 20-F

Post-Employment Benefit Plans

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
176
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
177
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
178
Deutsche Bank
Annual Report 2023 on Form 20-F

Internal control over financial reporting

[Page intentionally left blank for SEC filing purposes]
179
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
180
Deutsche Bank
Annual Report 2023 on Form 20-F

Information pursuant to Section 315a (1) of the German Commercial Code

[Page intentionally left blank for SEC filing purposes]
181
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
182
Deutsche Bank
Annual Report 2023 on Form 20-F

Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code

[Page intentionally left blank for SEC filing purposes]
183
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
184
Deutsche Bank
Annual Report 2023 on Form 20-F

Standalone parent company information (HGB)

[Page intentionally left blank for SEC filing purposes]
185
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
186
Deutsche Bank
Annual Report 2023 on Form 20-F

2- Consolidated Financial Statements

188		Consolidated Statement of Income		23–	Goodwill and Other Intangible Assets – 274
189		Consolidated Statement of Comprehensive Income		24–	Non-Current Assets and Disposal Groups Held for Sale – 279
190		Consolidated Balance Sheet		25–	Other Assets and Other Liabilities
191		Consolidated Statement of Changes in Equity		26–	Deposits – 280
192		Consolidated Statement of Cash Flows		27–	Provisions – 281
194		Notes to the consolidated financial statements		28–	Credit related commitments and contingent liabilities – 292
	1 –	Material accounting policies and critical accounting estimates – 194		29–	Other Short-Term Borrowing – 293
	2 –	Recently adopted and new accounting pronouncements – 217		30–	Long-Term Debt and Trust Preferred Securities – 294
	3 –	Acquisitions and dispositions – 219		31–	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 295
	4 –	Business segments and related information – 221	296		Additional Notes
233		Notes to the consolidated income statement		32 –	Common Shares – 296
	5 –	Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss – 233		33 –	Employee Benefits – 297
	6 –	Commissions and fee income – 235		34–	Income Taxes – 313
	7 –	Net gains (losses) from derecognition of financial assets measured at amortized cost – 237		35 –	Derivatives – 316
	8 –	Other income (loss) – 237		36–	Related Party Transactions – 320
	9 –	General and administrative expenses		37–	Information on Subsidiaries – 322
	10 –	Restructuring – 238		38–	Structured entities – 323
	11 –	Earnings per share – 239		39–	Current and non-current assets and liabilities – 328
240		Notes to the consolidated balance sheet		40–	Events after the reporting period
	12 –	Financial assets/liabilities at fair value through profit or loss – 240		41–	Regulatory capital information – 330
	13 –	Financial Instruments carried at Fair Value – 242		42–	Interest rate benchmark reform – 335
	14 –	Fair Value of Financial Instruments not carried at Fair Value – 257		43–	Condensed Deutsche Bank AG (parent company only) financial information – 336
			339		Report of Independent Registered Public Accounting Firm
	15 –	Financial assets at fair value through other comprehensive income – 259
	16 –	Equity Method Investments – 260
	17 –	Offsetting Financial Assets and Financial Liabilities – 262
	18 –	Loans – 265
	19 –	Allowance for Credit Losses – 266
	20 –	Transfer of Financial Assets, Assets Pledged and Received as Collateral – 268
	21 –	Property and Equipment – 271
	22 –	Leases – 273
187
Deutsche Bank
Annual Report 2023 on Form 20-F

Consolidated Statement of Income

in € m.	Notes	2023	2022	2021
Interest and similar income[1]	5	43,546	24,449	16,773
Interest expense	5	27,424	10,466	5,655
Net interest income	5	16,122	13,983	11,117
Provision for credit losses	19	1,505	1,226	515
Net interest income after provision for credit losses		14,617	12,757	10,602
Commissions and fee income	6	9,206	9,838	10,934
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	5,575	2,962	3,139
Net gains (losses) from derecognition of financial assets measured at amortized cost	7	(96)	(2)	1
Net gains (losses) on financial assets at fair value through other comprehensive income		(0)	(216)	237
Net income (loss) from equity method investments	16	(38)	152	98
Other income (loss)	8	387	346	13
Total noninterest income		15,033	13,080	14,421
Compensation and benefits	33	11,131	10,712	10,418
General and administrative expenses	9	10,112	9,728	10,821
Impairment of goodwill and other intangible assets	23	233	68	5
Restructuring activities	10	220	(118)	261
Total noninterest expenses		21,695	20,390	21,505
Profit (loss) before income taxes		7,955	5,447	3,518
Income tax expense (benefit)	34	1,503	(107)	923
Profit (loss)		6,452	5,554	2,595
Profit (loss) attributable to noncontrolling interests		120	134	144
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components		6,332	5,420	2,451

1 Interest and similar income included € 34.0 billion, € 19.8 billion and € 13.4 billion for the year ended December 31, 2023, 2022 and 2021, respectively, calculated based on effective interest method
Earnings per Share
	Notes	2023	2022	2021
Earnings per share:[1]	11
Basic		€ 2.83	€ 2.37	€ 1.00
Diluted		€ 2.77	€ 2.32	€ 0.97
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding		2,064.1	2,084.9	2,096.5
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		2,104.0	2,125.6	2,143.2

1 Earnings were adjusted by € 498 million, € 479 million and € 363 million before tax for the coupons paid on Additional Tier 1 Notes in May 2023, May 2022 and April 2021; in accordance with IAS 33 the coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation
The accompanying notes are an integral part of the Consolidated Financial Statements.
188
Deutsche Bank
Annual Report 2023 on Form 20-F

Consolidated Statement of Comprehensive Income

in € m.	2023	2022	2021
Profit (loss) recognized in the income statement	6,452	5,554	2,595
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(286)	1,203	804
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(62)	91	(15)
Total of income tax related to items that will not be reclassified to profit or loss	155	(667)	(202)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	205	(1,496)	(351)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	216	(237)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	439	(819)	1
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	395	71	(54)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(1,284)	331	1,117
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(3)	(20)	(14)
Equity Method Investments
Net gains (losses) arising during the period	(25)	20	(5)
Total of income tax related to items that are or may be reclassified to profit or loss	(32)	654	286
Other comprehensive income (loss), net of tax	(497)	(417)	1,329
Total comprehensive income (loss), net of tax	5,955	5,137	3,924
Attributable to:
Noncontrolling interests	77	185	212
Deutsche Bank shareholders and additional equity components	5,878	4,952	3,713

The accompanying notes are an integral part of the Consolidated Financial Statements.
189
Deutsche Bank
Annual Report 2023 on Form 20-F

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2023	Dec 31, 2022
Assets:
Cash and central bank balances		178,416	178,896
Interbank balances (w/o central banks)		6,140	7,195
Central bank funds sold and securities purchased under resale agreements	20	14,725	11,478
Securities borrowed	20	39	0
Financial assets at fair value through profit or loss
Trading assets		125,275	92,867
Positive market values from derivative financial instruments		251,877	299,856
Non-trading financial assets mandatory at fair value through profit and loss		88,047	89,654
Financial assets designated at fair value through profit or loss		75	168
Total financial assets at fair value through profit or loss	12, 13, 20, 35	465,273	482,545
Financial assets at fair value through other comprehensive income	15	35,546	31,675
Equity method investments	16	1,013	1,124
Loans at amortized cost	18, 19, 20	479,353	491,175
Property and equipment	21, 22	6,185	6,103
Goodwill and other intangible assets	23	7,327	7,092
Other assets [1]	24, 25	114,698	118,124
Assets for current tax		1,513	1,584
Deferred tax assets	34	7,039	7,225
Total assets		1,317,266	1,344,217

Liabilities and equity:
Deposits	26	625,486	629,183
Central bank funds purchased and securities sold under repurchase agreements	20	3,038	573
Securities loaned	20	3	13
Financial liabilities at fair value through profit or loss
Trading liabilities		44,005	50,616
Negative market values from derivative financial instruments		238,278	282,418
Financial liabilities designated at fair value through profit or loss		83,727	54,634
Investment contract liabilities		484	469
Total financial liabilities at fair value through profit or loss	12, 13, 20, 35	366,494	388,138
Other short-term borrowings	29	9,620	5,122
Other liabilities [1]	22, 24, 25	113,018	113,648
Provisions	19, 27	2,448	2,449
Liabilities for current tax		631	388
Deferred tax liabilities	34	517	538
Long-term debt	30	119,390	131,525
Trust preferred securities	30	289	500
Total liabilities		1,240,935	1,272,076
Common shares, no par value, nominal value of € 2.56	32	5,223	5,291
Additional paid-in capital		40,187	40,513
Retained earnings		22,845	17,769
Common shares in treasury, at cost	32	(481)	(331)
Accumulated other comprehensive income (loss), net of tax		(1,775)	(1,470)
Total shareholders’ equity		65,999	61,772
Additional equity components		8,569	8,578
Noncontrolling interests		1,763	1,791
Total equity		76,330	72,141
Total liabilities and equity		1,317,266	1,344,217

1 Includes non-current assets and disposal groups held for sale.
The accompanying notes are an integral part of the Consolidated Financial Statements.
190
Deutsche Bank
Annual Report 2023 on Form 20-F

Consolidated Statement of Changes in Equity

					Unrealized net gains (losses)
in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax [1]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
Balance as of December 31, 2020	5,291	40,606	10,002	(7)	278	7	7	0	(1,411)	(1)	(1,118)	54,774	5,824	1,587	62,184
Total comprehensive income (loss), net of tax[1]	0	0	2,451	0	(403)	(13)	(40)	0	1,128	(5)	667	3,118	0	207	3,325
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	(2)	0	0	2	0	0	0	0	2	0	0	0	0
Common shares cancelled	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	0	0	0	0	0	0	0	0	0	0	0	(85)	(85)
Coupon on additional equity components, before tax	0	0	(363)	0	0	0	0	0	0	0	0	(363)	0	0	(363)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	592	0	0	0	0	0	0	0	0	592	0	4	597
Net change in share awards in the reporting period	0	(99)	0	0	0	0	0	0	0	0	0	(99)	0	(2)	(101)
Treasury shares distributed under share-based compensation plans	0	0	0	312	0	0	0	0	0	0	0	312	0	0	312
Tax benefits related to share-based compensation plans	0	29	0	0	0	0	0	0	0	0	0	29	0	0	29
Option premiums and other effects from options on common shares	0	(50)	0	0	0	0	0	0	0	0	0	(50)	0	0	(50)
Purchases of treasury shares	0	0	0	(346)	0	0	0	0	0	0	0	(346)	0	0	(346)
Sale of treasury shares	0	0	0	35	0	0	0	0	0	0	0	35	0	0	35
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	94	0	0	0	0	0	0	0	0	0	94	2,481[4]	(13)	2,562
Balance as of December 31, 2021	5,291	40,580	12,680	(6)	(124)	(3)	(33)	0	(282)	(6)	(449)	58,096	8,305	1,698	68,099
Total comprehensive income (loss), net of tax[1]	0	0	5,420	0	(1,019)	65	(537)	0	454	16	(1,020)	4,399	0	177	4,576
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Common shares cancelled	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(406)	0	0	0	0	0	0	0	0	(406)	0	(96)	(502)
Coupon on additional equity components, before tax	0	0	(479)	0	0	0	0	0	0	0	0	(479)	0	0	(479)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	553	0	0	0	0	0	0	0	0	553	0	8	561
Net change in share awards in the reporting period	0	(48)	0	0	0	0	0	0	0	0	0	(48)	0	(1)	(49)
Treasury shares distributed under share-based compensation plans	0	0	0	370	0	0	0	0	0	0	0	370	0	0	370
Tax benefits related to share-based compensation plans	0	17	0	0	0	0	0	0	0	0	0	17	0	0	17
Option premiums and other effects from options on common shares	0	(58)	0	0	0	0	0	0	0	0	0	(58)	0	0	(58)
Purchases of treasury shares	0	0	0	(695)	0	0	0	0	0	0	0	(695)	0	0	(695)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	22	1	0	0	0	0	0	0	0	0	24	273[4]	5	301
Balance as of December 31, 2022	5,291	40,513	17,769	(331)	(1,143)	62	(570)	0	172	10	(1,470)	61,772	8,578	1,791	72,141
Total comprehensive income (loss), net of tax[1]	0	0	6,332	0	264	(43)	592	0	(1,102)	(16)	(306)	6,027	0	78	6,104
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	(0)	0	0	0	0	0	0	0	0	0
Common shares cancelled[5]	(68)	(232)	0	300	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(610)	0	0	0	0	0	0	0	0	(610)	0	(100)	(710)
Coupon on additional equity components, before tax	0	0	(498)	0	0	0	0	0	0	0	0	(498)	0	0	(498)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(148)	0	0	0	0	0	0	0	0	(148)	0	(1)	(149)
Net change in share awards in the reporting period	0	(94)	0	0	0	0	0	0	0	0	0	(94)	0	(1)	(95)
Treasury shares distributed under share-based compensation plans	0	0	0	407	0	0	0	0	0	0	0	407	0	0	407
Tax benefits related to share-based compensation plans	0	27	0	0	0	0	0	0	0	0	0	27	0	(1)	26
Option premiums and other effects from options on common shares	0	(65)	0	0	0	0	0	0	0	0	0	(65)	0	0	(65)
Purchases of treasury shares	0	0	0	(857)	0	0	0	0	0	0	0	(857)	0	0	(857)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	39	0	0	0	0	0	0	0	0	0	39	(9)[4]	(4)	26
Balance as of December 31, 2023	5,223	40,187	22,845	(481)	(879)	18	22	0	(930)	(6)	(1,775)	65,999	8,569	1,763	76,330

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax
2 Excluding unrealized net gains (losses) from equity method investments
3 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS
4 Includes net proceeds from issuance, purchase and sale of Additional Equity Components
5 At February 28, 2023, Deutsche Bank cancelled 26.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 68 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million
191
Deutsche Bank
Annual Report 2023 on Form 20-F

Consolidated Statement of Cash Flows
in € m.	2023	2022	2021
Net Income (loss)	6,452	5,554	2,595
Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,505	1,226	515
Restructuring activities	220	(118)	261
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(84)	128	(276)
Deferred income taxes, net	163	(894)	62
Impairment, depreciation and other amortization, and accretion	3,601	3,338	3,169
Share of net income from equity method investments	107	(129)	(197)
Income (loss) adjusted for noncash charges, credits and other items	11,964	9,104	6,129
Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(699)	102	97
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(3,285)	(3,046)	102
Non-Trading financial assets mandatory at fair value through profit and loss	793	1,511	(12,124)
Financial assets designated at fair value through profit or loss	93	(31)	309
Loans at amortized cost	9,686	(12,059)	(42,707)
Other assets	(1,384)	(459)	8,046
Deposits	(2,299)	19,191	34,625
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	29,493	(6,046)	11,144
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	2,456	(187)	(3,249)
Other short-term borrowings	4,534	1,065	477
Other liabilities	777	12,377	(17,823)
Senior long-term debt[2]	(11,880)	(17,019)	(6,191)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(35,515)	2,145	19,598
Other, net	872	(8,762)	(1,386)
Net cash provided by (used in) operating activities	5,606	(2,113)	(2,952)
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	15,646	15,450	52,131
Maturities of financial assets at fair value through other comprehensive income	19,437	21,557	21,424
Sale of debt securities held to collect at amortized cost	(0)	0	67
Maturities of debt securities held to collect at amortized cost	8,025	6,519	5,468
Sale of equity method investments	20	118	23
Sale of property and equipment	33	22	114
Purchase of:
Financial assets at fair value through other comprehensive income	(38,648)	(42,991)	(46,801)
Debt Securities held to collect at amortized cost	(4,859)	(16,696)	(7,166)
Equity method investments	(60)	(171)	(100)
Property and equipment	(422)	(337)	(550)
Net cash received in (paid for) business combinations/divestitures	(361)	439	(5)
Other, net	(1,386)	(1,086)	(1,010)
Net cash provided by (used in) investing activities	(2,576)	(17,175)	23,595
Cash flows from financing activities:
Issuances of subordinated long-term debt	1,432[3]	2,716	1,146
Repayments and extinguishments of subordinated long-term debt	(1,471)[3]	(90)	(42)
Issuances of trust preferred securities	0[4]	0	0
Repayments and extinguishments of trust preferred securities	(225)[4]	0	(504)
Principal portion of lease payments	(534)	(607)	(679)
Common shares issued	0	0	0
Purchases of treasury shares	(857)	(695)	(346)
Sale of treasury shares	0	0	35
Additional Equity Components (AT1) issued	0	2,000	2,500
Additional Equity Components (AT1) repaid	0	(1,750)	0
Purchases of Additional Equity Components (AT1)	(400)	(4,058)	(2,662)
Sale of Additional Equity Components (AT1)	415	4,074	2,642
Coupon on additional equity components, pre tax	(498)	(479)	(363)
Dividends paid to noncontrolling interests	(100)	(96)	(85)
Net change in noncontrolling interests	(5)	5	(13)
Cash dividends paid to Deutsche Bank shareholders	(610)	(406)	0
Net cash provided by (used in) financing activities	(2,852)	614	1,630
Net effect of exchange rate changes on cash and cash equivalents	(2,036)	4,354	1,345
Net increase (decrease) in cash and cash equivalents	(1,857)	(14,320)	23,618
Cash and cash equivalents at beginning of period	165,626	179,946	156,328
Cash and cash equivalents at end of period	163,768	165,626	179,946
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	955	1,288	1,031
192
Deutsche Bank
Annual Report 2023 on Form 20-F

in € m.	2023	2022	2021
Interest paid[7]	25,454	9,286	5,769
Interest received[7]	42,886	22,817	15,981
Dividends received	106	87	364
Cash and cash equivalents comprise
Cash and central bank balances[5]	159,326	159,876	174,089
Interbank balances (w/o central banks)[6]	4,442	5,749	5,857
Total	163,768	165,626	179,946

1 Included are senior long-term debt issuances of € 6.5 billion and € 2.5 billion and repayments and extinguishments of € 1.2 billion and € 738 million through December 31, 2023 and December 31, 2022, respectively.
2 Included are issuances of € 26.8 billion and € 36.4 billion and repayments and extinguishments of € 40.1 billion and € 44.2 billion through December 31, 2023 and December 31, 2022, respectively.
3 Non-cash changes for Subordinated Long Term Debt are € (31) million in total and mainly driven by Fair Value changes of € 139 million and Foreign Exchange movements of € (173) million through December 31, 2023 and € (141) million in total mainly driven by Fair Value changes of € (464) million and Foreign Exchange movements of € 321 million through December 31, 2022.
4 Non-cash changes for Trust Preferred Securities are € 15 million in total and mainly driven by Fair Value changes of € 8 million through December 31, 2023 and € (28) million in total and mainly driven by Fair Value changes of € (33) million through December 31, 2022.
5 Not included: Interest-earning time deposits with central banks of € 19.1 billion as of December 31, 2023 and € 19.0 billion as of December 31, 2022.
6 Not included: Interest-earning time deposits with banks of € 1.7 billion as of December 31, 2023 and € 1.4 billion as of December 31, 2022.
7 Includes interest paid and interest received from derivatives qualifying as hedging instruments under the Group’s fair value hedge accounting application under IAS 39. Interest paid and received on derivatives not meeting the IAS 39 hedge accounting requirements are recognized in Net gains (losses) on financial assets/liabilities at fair value through profit and loss.
As of December 31, 2023 cash and central bank balances include time and demand deposits at the Russian Central Bank of € 612 million (€ 759 million as of December 31, 2022). These are subject to foreign exchange restrictions. Thereof, demand deposits of € 30 million (€ 40 million as of December 2022) qualify as Cash and cash equivalents at end of period.
The accompanying notes are an integral part of the Consolidated Financial Statements.
193
Deutsche Bank
Annual Report 2023 on Form 20-F

Notes to the consolidated financial statements

01 –
Material accounting policies and critical accounting estimates
Basis of accounting
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
Prior to publication on March 14, 2024, the Supervisory Board approved the Consolidated Financial Statements 2023 of the Group on March 13, 2024, which were drawn up by the Management Board on March 7, 2024.
EU carve-out
For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its consolidated financial statements in accordance with IFRS as endorsed by the EU. For purposes of the Group’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. The purpose of applying the EU carve-out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve-out version of IAS 39, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness is generally only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.
For the financial year ended December 31, 2023, the application of the EU carve-out version of IAS 39 had a negative impact of € 2.3 billion on profit before tax and of € 1.6 billion on profit after tax. For the financial year ended December 31, 2022, the application of the EU carve-out had a positive impact of € 147 million on profit before taxes and of € 105 million on profit post taxes.
The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. The impact on total equity also impacts the calculation of the CET1 capital ratio. For the financial year ended December 31, 2023, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 43 basis points and a positive impact of about 5 basis points for the financial year ended December 31, 2022.
194
Deutsche Bank
Annual Report 2023 on Form 20-F

IFRS 7 disclosures (including war in Ukraine and climate risk related disclosures)

Disclosures on risks related to the macroeconomic environment can be found in the sections in “IFRS 9 Impairment”, line item “Focus areas in 2023” in the Risk Report, Note 35 “Derivatives”, section “Derivatives qualifying for hedge accounting”, Note 13 “Financial Instruments carried at Fair Value”, sections “Valuations techniques” and “Sensitivity analysis of unobservable parameters” as well as Note 14” Fair Value of Financial Instruments not carried at Fair Value”.
Disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, “Financial Instruments: Disclosures” are set forth in the Risk Report section of the Combined Management Report and are an integral part of the Consolidated Financial Statements.
Details on exposures and the impact on financial instrument impairment from the war in Ukraine can be found in the sections, “IFRS 9 impairment” and “Exposure to Russia” in the Risk Report. As of December 31, 2023, the Group discontinued its disclosure relating to Market Risk to Russia, Russian operations and Compliance and Anti Financial Crime risks. This considers the de-risking efforts the Group has undertaken. The Group continues to monitor its risks related to Russia and Ukraine as part of its regular risk management activities and enhanced governance oversight in place.
Disclosures on climate related risk can be found in the sections, “Enterprise Risk Management”, line item “Environmental, social and governance risk” in the Risk Report. The Group is exposed to environmental, social and governance (ESG) risk. The following are examples of how such risk may impact the financial results of the Group:
– Increases in the frequency and severity of climate events could impact client ability to service principal and interest payments under instruments subject to IFRS 9.
– Failure to comply with environmental and social legislation may impact client ability to generate sustainable returns to service their loans.
– If in the future clients do not hold sufficient insurance for physical assets against certain risks (e.g., flooding), this may impact the value of collateral held against certain type of loans.
The Group considers such ESG risk as part of the credit risk assessment and due diligence process before relevant clients are granted credit. The Group also manages its credit portfolio within the established risk appetite and limits. Further accounting considerations, including risk consideration, for ESG indexed loans can be found in the section “Financial assets” in the description of the material accounting policies below.
These audited disclosures are marked in light blue in the Risk Report.
Critical accounting estimates
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. The Group’s material accounting policies are described in “Material Accounting Policies”.
Certain of the Group’s accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following material accounting policies that involve critical accounting estimates:
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
195
Deutsche Bank
Annual Report 2023 on Form 20-F

Material accounting policies
The following is a description of the significant accounting policies of the Group. Except for the changes in accounting policies and changes in accounting estimates described previously and noted below these policies have been consistently applied for 2021, 2022 and 2023.
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
Associates
Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20% and 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group’s investment is less than 20% of the voting stock.
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
If there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount
.
196
Deutsche Bank
Annual Report 2023 on Form 20-F

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
If a financial asset is credit-impaired, interest revenue is calculated by applying the effective interest rate to the amortized cost amount. The amortized cost amount of a financial asset is the gross carrying amount of a financial asset after adjusting for any impairment allowance. For assets which are initially recognized as purchased or credit-impaired, interest revenue is calculated through the use of a credit-adjusted effective interest rate which takes into consideration expected credit losses.
The Group presents negative interest paid on interest-bearing assets as interest expense, and interest revenue received from interest-bearing liabilities as interest income.
197
Deutsche Bank
Annual Report 2023 on Form 20-F

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
198
Deutsche Bank
Annual Report 2023 on Form 20-F

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
If the Group holds a financial asset either in a Hold to Collect or a Hold to Collect and Sell business model, then an assessment at initial recognition to determine whether the contractual cash flows of the financial asset are Solely Payments of Principal and Interest on the principal amount outstanding is required to determine the financial asset classification. Contractual cash flows, that are SPPI on the principal amount outstanding, are consistent with a basic lending arrangement. Interest in a basic lending arrangement is consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks (e.g., liquidity risk) and costs (e.g., administrative costs) associated with holding the financial asset for a particular period of time; and a profit margin that is consistent with a basic lending arrangement. Where cash flows can change over time due to contingent events, such as terms where the margin on a loan adjusts depending on the performance of the borrower on certain contractual ESG metrics, the contingent event and cash flows are assessed to determine if the instrument cash flows are SPPI. The nature of the contingent event and the size of the possible change in cash flows are taken into account in this assessment on an absolute and relative basis compared to the overall coupon. Additionally, as part of the SPPI assessment where the lending is non-recourse in nature then further assessment is made to determine if the cash flows are consistent with SPPI which is dependent on the nature of the underlyings, the level of subordination and the contractual cash flows of the instrument held. The Group originates and purchases debt instruments from entities issuing multiple tranches of debt. Where these instruments meet the definition of a contractually linked instruments then further analysis is performed on the cash flows and credit risk exposure of the instrument held as well as the underlying collateral held at purchase and can be held in the future.
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
199
Deutsche Bank
Annual Report 2023 on Form 20-F

The Group applies trade date accounting to financial assets classified at fair value through profit or loss.
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
The Group applies trade date accounting to financial assets classified at FVOCI.
It is possible to designate non-trading equity instruments as FVOCI. However, this category is expected to have limited usage by the Group and has not been used to date.
Financial assets at amortized cost
A financial asset is classified and subsequently measured at amortized cost if the financial asset is held in a Hold to Collect business model and the contractual cash flows are SPPI.
Under this measurement category, the financial asset is measured at fair value at initial recognition. Subsequently the carrying amount is reduced for principal payments, plus or minus the cumulative amortization using the effective interest method. The financial asset is assessed for impairment under the IFRS 9 expected credit loss model where provisions are recognized based on expectations of potential credit losses. The Group’s impairment of financial instruments policy is described further in the section “Impairment of Loans and Provision for Off-Balance Sheet Positions (IFRS 9)”. The Group applies settlement date accounting to financial assets measured at amortized cost.
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
200
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The Group applies trade date accounting to financial liabilities classified at fair value through profit or loss.
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
201
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Financial liabilities at amortized cost
Financial liabilities measured at amortized cost include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the Consolidated Statement of Income. A subsequent sale of own bonds in the market is treated as a reissuance of debt. The Group applies settlement date accounting to financial liabilities measured at amortized cost.
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
The majority of the offsetting applied by the Group relates to repurchase and reverse repurchase agreements. For further information please refer to Note 17 “Offsetting Financial Assets and Financial Liabilities”.
202
Deutsche Bank
Annual Report 2023 on Form 20-F

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
203
Deutsche Bank
Annual Report 2023 on Form 20-F

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
For accounting purposes the Group applies the following types of hedges:
– For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated Statement of Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other revenue. Hedge ineffectiveness is reported in other revenue and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.
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
– For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the Consolidated Statement of Income in the same periods during which the forecast transaction affects the Consolidated Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.
204
Deutsche Bank
Annual Report 2023 on Form 20-F

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
– For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.
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
205
Deutsche Bank
Annual Report 2023 on Form 20-F

ECL are calculated using three main parameters: probability of default (PD), loss given default (LGD) and exposure at default (EAD). These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking information, including macro-economic data. The 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining expected lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, incorporating the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, factoring in the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility.
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
The Group’s framework for determining if there has been a significant increase in credit risk aligns with the internal Credit Risk Management (“CRM”) process and utilizes:
– Rating related indicators – based on a model that compares lifetime probability of default (PD) at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applies a quantile approach to determine a threshold to define the trigger point for a financial asset’s transition into Stage 2; and
– Process related indicators – which uses existing risk management indicators, that in Management’s view represent situations where the credit risk of financial assets has significantly increased. These include obligors being added to a credit watchlist, being mandatorily transferred to workout status, payments being 30 days or more past due or in forbearance.
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
The determination of whether a Financial Asset is credit-impaired and therefore in Stage 3 focusses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a Financial Asset is credit-impaired and in Stage 3 when:
– The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit-impairment; or
– Contractual payments of either principal or interest by the obligor are past due by more than 90 days.
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
206
Deutsche Bank
Annual Report 2023 on Form 20-F

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
207
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Management judgement is required over the following critical accounting estimates:
–
Forward-Looking Information: The identification of key macro-economic variables (MEVs) reflects a balance of quantitative and qualitative judgements. Statistical analysis, including for example, back-testing and model sensitivities, are performed to assess the explanatory power of MEVs, while expert input from credit officers ensures management comfort in the overall model behavior. The final model parameterization is based on a review and challenge of impacts in internal governance forums and an independent validation performed by the Model Risk Management function. Furthermore, conceptual soundness of the estimation approach is ensured by model testing analysis prepared as part of model changes and an ongoing monitoring framework in order for the ECL provision to reflect management’s best estimate in the calculation of expected credit losses.
– Significant Increase in Credit Risk: In line with the section “IFRS 9 Impairment Approach” in the Risk Report, the Group uses rating-related indicators to determine whether a financial asset’s credit risk has significantly increased since inception. For financial assets in non-homogeneous portfolios the ratings are determined for every counterparty individually based on credit officer’s expert judgement. For financial assets in the homogeneous portfolios (due to the large number of client relationships) the rating process is significantly automated with less judgement required by credit officers on individual counterparties. For both homogeneous and non-homogenous portfolios the rating-related indicators to determine whether the credit risk for a financial asset has significantly increased are based on a model that compares lifetime PDs at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applying a quantile approach to determine a threshold which defines the trigger point for a financial asset’s transition into Stage 2. The determination of the quantile to define Stage 2 thresholds are determined by subject matter experts in the Group’s Risk function. This represents one of the key critical judgments in the Group’s IFRS 9 framework and is reviewed on an annual basis based on detailed stage-mover analyses, benchmarking with historical behaviors and peer comparisons.
– Stage 3 Loss Given Default (LGD) Setting for Homogeneous Portfolios: The allowance for credit losses in Stage 3 is determined for the Group’s homogeneous portfolios by an automated process based on partially time dependent LGDs reflecting the lower recovery expectation the longer the client is in default, thereby differentiating between secured and unsecured exposures. The LGDs are calibrated using the Group’s loss history built up over preceding decades, experienced market prices of non-performing portfolios sold and expert judgement. In the case of less material portfolios, the empirical calibration of the LGD is partially supported by expert credit officer judgements, especially for determining the client cure rates as one of the key inputs. The LGD settings are validated on an annual basis and are regularly reviewed by the Group’s independent model validation process which is part of the Model Risk Management function.
– Model adjustments: The Group regularly reviews key inputs into the ECL calculation and discusses potential model imprecision to assess the need for corrective measures in the form of overlays. Overlays are an essential output of management judgment which feeds into the model. On a quarterly basis, a senior management forum discusses the need for the recognition and/or the release of overlays. The discussion will be based on an overview of potential reasons which might require an overlay considering specific trigger points. The ultimate decision for creating overlays is jointly made by the Chief Financial Officer (CFO) and Chief Risk Officer (CRO).
The quantitative disclosures are provided in Note 18 “Loans” and Note 19 “Allowance for credit losses” as well as the Risk Report, section “IFRS 9 Impairment”, sub-section “Model Sensitivity”.
208
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Certain OTC derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges have payment or receipt of variation margin on a daily basis that represents legal or economic settlement of the outstanding derivative’s present value. This results in derecognition of the associated derivative financial asset and financial liabilities.
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
209
Deutsche Bank
Annual Report 2023 on Form 20-F

Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree are measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets (this is determined for each business combination).
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
210
Deutsche Bank
Annual Report 2023 on Form 20-F

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
211
Deutsche Bank
Annual Report 2023 on Form 20-F

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
For further information on the Group’s income taxes (including quantitative disclosures on recognized deferred tax assets) see Note 34 “Income Taxes”.
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
212
Deutsche Bank
Annual Report 2023 on Form 20-F

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
213
Deutsche Bank
Annual Report 2023 on Form 20-F

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
214
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Other deferred compensation plans
Compensation expense for other deferred compensation plans is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. The amount recognized is based on the present value of the amount expected to be paid under the respective plan and is remeasured at each reporting date. The ultimate cumulative compensation expense recognized equals the cash or the fair value of the respective financial instruments delivered.
Government Grants
The Group recognizes income from government grants when there is reasonable assurance that it will receive the grant and will comply with the conditions attached to the grant. The benefit is recognized in the period in which the grant is intended to compensate the Group for related costs and presented as a reduction of the related expense.
The Group considered the initial benefits that arose from borrowing under TLTRO III as government grant from a below-market loan under IAS 20 and recognized subsequent benefits in accordance IFRS 9. Since November 23, 2022, all remaining TLTRO III operations are indexed to the average applicable key ECB interest rates.
For further information on the benefit recognized by the Group from the TLTRO III refinancing program see Note 5 “Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss”.
Options and forwards on common shares
Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.
215
Deutsche Bank
Annual Report 2023 on Form 20-F

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
216
Deutsche Bank
Annual Report 2023 on Form 20-F

02 –
Recently adopted and new accounting pronouncements

Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2023 in the preparation of these consolidated financial statements.
IFRS 17 “Insurance Contracts”
On January 1, 2023, the Group adopted IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaced IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. Based on the Group’s current business activities IFRS 17 did not have a material impact on the Group’s consolidated financial statements. Therefore, the Group does not provide the transition related disclosures under IFRS 17.
On January 1, 2023, the Group also adopted amendments to IFRS 17 “Insurance Contracts” that (1) addressed concerns and implementation challenges that were identified after IFRS 17 was published in 2017 and (2) narrow-scope amendments to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. Neither of these amendments had a material impact on the Group’s consolidated financial statements.
IAS 12 “Income Taxes”
On January 1, 2023, the Group adopted amendments to IAS 12 “Income Taxes”. These amendments changed the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. Neither of these amendments had a material impact on the Group’s consolidated financial statements.
In December 2021, the Organization for Economic Co-Operation and Development (OECD) issued Global Anti-Base Erosion and Profit Shifting (BEPS) Rules under the Pillar 2 Framework. In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the implementation of Pillar 2 model rules and disclosure requirements. The application of the exception outlined above had to be applied immediately with the disclosure requirements to be effective for annual periods beginning on or after January 1, 2023. The mandatory temporary exception has been applied and there has been no impact on the Group’s consolidated financial statements.
IAS 1 “Presentation of Financial Statements”
On January 1, 2023, the Group adopted amendments to IAS 1 and “
IFRS Practice Statement 2” that are intended to provide guidance on deciding which accounting policies to disclose in financial statements. Accordingly, an entity is now required to disclose its material accounting policies instead of its significant accounting policies. The amendments did not have an impact on the Group’s consolidated financial statements.
217
Deutsche Bank
Annual Report 2023 on Form 20-F

New accounting pronouncements

The following accounting pronouncements were not effective as of December 31, 2023 and therefore have not been applied in preparing these consolidated financial statements.
IFRS 16 “Leases”
In September 2022, the IASB issued amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The amendment is not expected to have a material impact on the Group’s consolidated financial statements.
IAS 1 “Presentation of Financial Statements”
In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. They will not have a material impact on the Group’s consolidated financial statements.
In October 2022, the IASB issued a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In line with the previous amendments, the new amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements.
IAS 21 “The Effects of Changes in Foreign Exchange Rates”
In August 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.
218
Deutsche Bank
Annual Report 2023 on Form 20-F

03 –
Acquisitions and dispositions

Business combinations
On April 28, 2023, Deutsche Bank announced that it had reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc (“Numis”). Numis is a leading corporate broking and advisory house in the United Kingdom, providing strategic advice and capital market connectivity to more than  170  corporate broking clients, including  64  clients in the FTSE 350, representing almost 20 % of the index.
On October 13, 2023, the acquisition was completed and Deutsche Bank acquired a 100 % interest in Numis for a cash purchase price of € 460 million (GBP 397 million).
The intention to acquire Numis aims to establish a prominent position across UK corporate broking and strategic advisory to allow Deutsche Bank to accelerate its Global Hausbank strategy by unlocking a much deeper engagement with corporate clients in the UK. The combination of Deutsche Bank’s UK and Ireland corporate finance business with Numis will be known under the new brand, Deutsche Numis.
Following the acquisition of Numis, the determination of the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date has been finalized in the fourth quarter 2023 with details included in the table below. The fair value of acquired receivables equal gross contractual amounts which all relate to short term trading activity. Other intangible assets identified in the purchase price allocation include customer relationships (€ 56 million) and tradename (€ 27 million). Goodwill of € 235 million identified in the purchase price allocation mainly represent the expected future economic benefit of synergies and the value of human capital.
Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date
in € m.	October 13, 2023
Cash consideration transferred	460
Total consideration transferred	460

Recognized amounts of identifiable assets acquired and liabilities assumed:[1]
Interbank balances (w/o central banks)	126
Securities borrowed	10
Financial assets at fair value through profit or loss	44
Property and equipment	53
Other intangible assets	84
All other assets	410
Total assets acquired	727
Financial liabilities at fair value through profit or loss	14
All other liabilities	488
Total liabilities assumed	502
Total identifiable net assets	225
Goodwill	235
Total identifiable net assets and goodwill acquired	460

1 By major class of assets acquired and liabilities assumed.
Deutsche Bank has assigned goodwill resulting from the Numis acquisition to the Investment Bank cash-generating unit (CGU). Given the valuation of the Investment Bank CGU, following the acquisition, goodwill recognized for Numis is considered impaired and was written off in the fourth quarter of 2023 (also refer to Note 23 Goodwill and Other Intangible Assets).
From the date of acquisition, Numis contributed € 31 million of revenues and a € 1 million net loss after tax to the Group results. If the acquisition had taken place at the beginning of the year, the Group’s revenues including Numis would have been € 31.2 billion and profit after tax would have been € 6.4 billion.
During 2022, the Group did not undertake any acquisitions accounted for as business combinations.
In the third quarter 2021, the Group had completed the acquisition of 100 % of the shares in Better Payment Germany GmbH, a Berlin-based early-stage payment service provider. Through this acquisition, the Group intended to expand its market share in payment processing and acceptance. The fair value of the purchase price paid for the acquisition consisted of € 5 million cash and an earn-out consideration of € 3 million contingent upon a number of KPIs to be achieved within 3 years following the acquisition. As part of the purchase price allocation, the Group recorded goodwill of € 5 million assigned to the Corporate Bank CGU. Given the value of the Corporate Bank CGU, the new goodwill was considered impaired and immediately written off in 2021.
219
Deutsche Bank
Annual Report 2023 on Form 20-F

Dispositions
The Group finalized several dispositions of subsidiaries/businesses during 2023, 2022 and 2021. These disposals were mainly comprised of businesses the Group had previously classified as held for sale, including the transfer of the digital investment platform of DWS as part of its partnership with BlackFin, and the sale of the Italian financial advisors business to Zurich Italy in 2022, as well as the transfer of the Global Prime Finance & Electronic Equities platform to BNP Paribas in 2021. For more detail, please refer to Note 24 “Non-Current Assets and Disposal Groups Held for Sale”. The total consideration received for these dispositions (thereof in cash) in 2023, 2022 and 2021 was € 117 million (cash € 99 million), € 488 million (cash € 439 million) and € 34 million (cash € 0 million), respectively. The table below shows the assets and liabilities that were included in these disposals.
in € m.	2023	2022	2021
Cash and cash equivalents	7	1,126	0
All remaining assets	105	659	3,507
Total assets disposed	113	1,785	3,507
Total liabilities disposed	213	1,676	8,102

220
Deutsche Bank
Annual Report 2023 on Form 20-F

04 –
Business segments and related information

Deutsche Bank’s segmental information has been prepared in accordance with the management approach, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to assess the financial performance of the business segments and for allocating resources to the business segments.
Business segments
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them.
The bank’s business operations are organized under the divisional structure comprising the following corporate divisions:
– Corporate Bank
– Investment Bank
– Private Bank
– Asset Management
– Corporate & Other
The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset Management and Corporate & Other.
Corporate Bank reports revenues in the categories Corporate Treasury Services, Institutional Client Services and Business Banking.
Investment Bank reports revenues in the categories Fixed Income, Currency Sales & Trading and, Origination & Advisory as well as Other.
Private Bank reports revenues in the categories Private Bank Germany and International Private Bank. Within International Private Bank revenues are reported in the categories Wealth Management & Bank for Entrepreneurs and Premium Banking. By year end 2022, International Private Bank materially completed the wind-down of the majority of legacy assets and liabilities associated with Sal. Oppenheim. Remaining assets or liabilities are not expected to have material financial impacts going forward and will be included in the normal course of the client segment Wealth Management & Bank for Entrepreneurs. The associated disclosure of “specific revenues items” was discontinued starting in the first quarter of 2023.
Asset Management reports revenues in the categories Management Fees, Performance and Transaction Fees and Other.
Corporate & Other includes revenues, costs and resources held centrally that are not allocated to the individual business segments as well as valuation and timing differences that arise on derivatives used to hedge the Group’s balance sheet. These are accounting impacts, and valuation losses are expected to be recovered over time as the underlying instruments approach maturity. In addition, Corporate & Other contains financial impacts of legacy portfolios, previously reported as the Capital Release Unit.
As announced in the Annual Report 2022, having fulfilled the Capital Release Unit’s de-risking and cost reduction mandate from 2019 through year end 2022, the Capital Release Unit ceased to be reported as a separate segment with effect from the first quarter of 2023. The remaining portfolio, resources and employees are reported within the Corporate & Other segment. In line with the change, the Core Bank, which previously represented the Group excluding the Capital Release Unit, ceased to be reported as of the first quarter of 2023. In addition, based on management decisions during the reporting period further divisional changes were introduced.
The prior years' segmental information is presented in the current structure.
221
Deutsche Bank
Annual Report 2023 on Form 20-F

Measurement of segment profit or loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Segment results of operations” section within this note. The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker. Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances. The Group`s internal management reporting does not consider segment liabilities or interest expense separately. Similarly, depreciation and amortization, tax expenses and other comprehensive income are not presented separately internally and are therefore not disclosed here.
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
222
Deutsche Bank
Annual Report 2023 on Form 20-F

Driver-Based Cost Management allocations methodology change

As disclosed in the Annual Report 2022, the Group implemented the Driver-Based Cost Management allocations from the first quarter of 2023. The new methodology aims to provide greater transparency over the drivers of infrastructure costs and links costs more closely to service consumption by segments. This change did not affect the Group’s cost/income ratio and return on tangible equity metrics but does impact these per business segment. Therefore prior-period information is presented in the current structure, resulting in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 276 million, for Investment Bank of € 239 million, for Private Bank of € 279 million, for Asset Management of € 15  million, with a corresponding decrease in noninterest expenses (corresponding reduction in loss before tax) for Corporate & Other of € 809  million for the full year 2022.
Strategic Liquidity Reserve Profit and Loss Allocation
Commencing from the first quarter of 2022, the methodology for divisional intra-year allocations of profit or loss earned on the Strategic Liquidity Reserves has been refined. As part of the introduction of the new methodology, the intra-year profit and loss volatility is held centrally in Corporate & Other in order to better reflect the underlying performance of the business divisions. The implementation of the new methodology does not impact the overall group revenues or the annual business allocations, therefore the full year results for 2022 and 2021 are not impacted.
U.S. Tax Exempt Securities
Net interest income as a component of net revenues, profit (loss) before tax and related ratios are presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for the Investment Bank. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This presentation resulted in an increase in Investment Bank net interest income of € 10 million for full year 2023, € 33 million for full year 2022 and € 40 million for full year 2021. This increase is offset in Group consolidated figures through a reversal in Corporate & Other. The tax rate used in determining the fully taxable-equivalent of net interest income in respect of the majority of the U.S. tax-exempt securities is  21  % for 2023, 2022 and 2021.
Infrastructure Full-time Employees realignment
In the third quarter of 2021, approximately 9,000 FTEs moved from Corporate & Other to the operating business segments driven by the bank’s decision that the Chief Operating Office will no longer be a separate Management Board function. Accordingly business-related parts of Chief Operating Office that support the Investment Bank and the Corporate Bank, which were previously run in Infrastructure, moved to those divisions. Comparative segmental financial information is presented accordingly. This change did not result in a material financial impact at a segment level, as costs are allocated from Corporate & Other to the operating business segments that are using the service of the respective infrastructure functions and with this move the costs are directly incurred by the divisions rather than being charged to Corporate & Other.
223
Deutsche Bank
Annual Report 2023 on Form 20-F

Segmental results of operations

The following tables present the results of the Group’s business segments, including the reconciliation to the consolidated results of operations under IFRS.
	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,716	9,160	9,575	2,383	2,321	31,155
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,537	2,524	2,806	891	3,372	11,131
General and administrative expenses	2,934	4,136	4,742	934	(2,634)	10,112
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Restructuring activities	(4)	(3)	228	0	(1)	220
Total noninterest expenses	4,466	6,890	7,777	1,825	738	21,695
Noncontrolling interests	0	3	0	163	(166)	0
Profit (loss) before tax	2,984	1,836	1,015	396	1,724	7,955

Assets (in € bn)[2]	264	658	331	10	54	1,317
Loans (gross of allowance for loan losses, in € bn)	117	101	261	0	6	485
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	0	10	625
Average allocated shareholders' equity	13,306	27,593	14,477	5,318	2,456	63,149

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,520	19,979	38,451	4,962	1,218	90,130

Post-tax return on average shareholders’ equity[3]	15.2%	3.8%	4.1%	4.9%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[3]	16.6%	4.0%	4.5%	11.3%	N/M	10.2%
Cost/income ratio[4]	57.9%	75.2%	81.2%	76.6%	N/M	69.6%

[1] includes:
Net interest income	5,113	3,013	6,160	(124)	1,960	16,122
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013

N/M – Not meaningful
3 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 19% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
224
Deutsche Bank
Annual Report 2023 on Form 20-F

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	6,337	10,016	9,153	2,608	(1,051)	27,063
Provision for credit losses	335	319	583	(2)	(9)	1,226
Noninterest expenses
Compensation and benefits	1,422	2,376	2,785	899	3,231	10,712
General and administrative expenses	2,786	4,075	4,176	883	(2,192)	9,728
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Restructuring activities	(19)	15	(113)	0	(2)	(118)
Total noninterest expenses	4,188	6,466	6,848	1,850	1,037	20,390
Noncontrolling interests	0	15	0	174	(190)	0
Profit (loss) before tax	1,814	3,217	1,722	584	(1,890)	5,447

Assets (in € bn)[2]	258	677	333	10	67	1,344
Loans (gross of allowance for loan losses, in € bn)	122	103	265	0	6	496
Additions to non-current assets	3	4	177	41	2,267	2,494
Deposits (in € bn)	289	16	317	0	7	629
Average allocated shareholders' equity	12,015	26,036	13,557	5,395	3,105	60,109

Risk-weighted assets (in € bn)	74	139	88	13	46	360
of which: operational risk RWA (in € bn)	5	23	8	3	19	58
Leverage exposure (in € bn)	321	530	344	9	36	1,240
Employees (full-time equivalent)	22,161	18,420	37,716	4,778	1,856	84,930

Post-tax return on average shareholders’ equity[3]	10.0%	8.0%	8.3%	7.4%	N/M	8.2%
Post-tax return on average tangible shareholders’ equity[3]	10.9%	8.4%	9.0%	17.1%	N/M	9.1%
Cost/income ratio[4]	66.1%	64.6%	74.8%	71.0%	N/M	75.3%

[1] includes:
Net interest income	3,628	3,467	5,223	(65)	1,730	13,983
Net income (loss) from equity method investments	4	50	27	66	6	152
[2] includes:
Equity method investments	90	501	99	415	20	1,124

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was (2) % for the year ended December 31, 2022; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the year ended December 31, 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
225
Deutsche Bank
Annual Report 2023 on Form 20-F

	2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	5,153	9,631	8,233	2,708	(186)	25,538
Provision for credit losses	(3)	104	446	5	(36)	515
Noninterest expenses
Compensation and benefits	1,447	2,197	2,808	822	3,145	10,418
General and administrative expenses	3,053	3,843	4,939	846	(1,862)	10,821
Impairment of goodwill and other intangible assets	5	0	0	0	0	5
Restructuring activities	42	47	173	2	(2)	261
Total noninterest expenses	4,547	6,087	7,920	1,670	1,281	21,505
Noncontrolling interests	0	(17)	0	223	(206)	0
Profit (loss) before tax	609	3,458	(133)	809	(1,225)	3,518

Assets (in € bn)[2]	246	616	310	10	142	1,325
Loans (gross of allowance for loan losses, in € bn)	122	93	254	0	7	477
Additions to non-current assets	17	6	149	32	1,733	1,939
Deposits (in € bn)	270	13	313	0	8	604
Average allocated shareholders' equity	11,101	25,281	13,041	5,128	1,987	56,537

Risk-weighted assets (in € bn)	65	141	85	14	46	352
of which: operational risk RWA (in € bn)	6	25	8	3	20	62
Leverage exposure (fully loaded, in € bn)[3]	300	530	321	11	62	1,125
Employees (full-time equivalent)	20,560	16,927	37,458	4,514	3,510	82,969

Post-tax return on average shareholders’ equity[4]	3.2%	9.0%	(1.5)%	11.0%	N/M	3.6%
Post-tax return on average tangible shareholders’ equity[4]	3.5%	9.4%	(1.7)%	25.8%	N/M	4.0%
Cost/income ratio[5]	88.2%	63.2%	96.2%	61.7%	N/M	84.2%

[1] includes:
Net interest income	2,605	3,332	4,601	(5)	584	11,117
Net income (loss) from equity method investments	3	(34)	40	81	9	98
[2] includes:
Equity method investments	72	462	180	349	29	1,091

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3 The leverage ratio exposure is calculated according to CRR as applicable at the reporting date; starting with September 30, 2020, the Group was allowed to exclude certain Euro-based exposures facing Eurosystem central banks from the leverage ratio exposure based on the ECB-decision (EU) 2020/1306 and EU 2021/1074; this exclusion applied until March 31, 2022; the segmental leverage exposures are presented without that exclusion
4 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 26 % for the year ended December 31, 2021; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the year ended December 31, 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
226
Deutsche Bank
Annual Report 2023 on Form 20-F

Corporate Bank
				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services	4,366	3,821	3,072	545	14	749	24
Institutional Client Services	1,906	1,587	1,299	319	20	287	22
Business Banking	1,445	930	781	515	55	148	19
Total net revenues	7,716	6,337	5,153	1,379	22	1,185	23
Of which:
Net interest income	5,113	3,628	2,605	1,485	41	1,022	39
Commissions and fee income	2,328	2,356	2,204	(28)	(1)	151	7
Remaining income	275	354	343	(79)	(22)	11	3
Provision for credit losses	266	335	(3)	(68)	(20)	338	N/M
Noninterest expenses
Compensation and benefits	1,537	1,422	1,447	115	8	(26)	(2)
General and administrative expenses	2,934	2,786	3,053	148	5	(267)	(9)
Impairment of goodwill and other intangible assets	0	0	5	0	N/M	(5)	N/M
Restructuring activities	(4)	(19)	42	15	(77)	(61)	N/M
Total noninterest expenses	4,466	4,188	4,547	278	7	(358)	(8)
Noncontrolling interests	0	0	0	0	N/M	0	N/M
Profit (loss) before tax	2,984	1,814	609	1,169	64	1,205	198

Employees (front office, full-time equivalent)[1]	7,859	7,444	7,441	415	6	3	0
Employees (business-aligned operations, full-time equivalent)[1]	7,853	6,508	5,838	1,345	21	670	11
Employees (allocated central infrastructure, full-time equivalent)[1]	9,808	8,209	7,282	1,599	19	927	13
Total employees (full-time equivalent)[1]	25,520	22,161	20,560	3,359	15	1,600	8
Total assets (in € bn)[1,2]	264	258	246	6	2	12	5
Risk-weighted assets (in € bn)[1]	69	74	65	(5)	(7)	9	14
of which: operational risk RWA (in € bn)[1]	6	5	6	0	5	(0)	(5)
Leverage exposure (in € bn)[1]	307	321	300	(14)	(4)	21	7
Deposits (in € bn)[1]	289	289	270	1	0	18	7
Loans (gross of allowance for loan losses, in € bn)[1]	117	122	122	(5)	(4)	(1)	(1)
Cost/income ratio[3]	57.9%	66.1%	88.2%	N/M	(8.2)ppt	N/M	(22.1)ppt
Post-tax return on average shareholders' equity[4]	15.2%	10.0%	3.2%	N/M	5.2ppt	N/M	6.8ppt
Post-tax return on average tangible shareholders’ equity[4]	16.6%	10.9%	3.5%	N/M	5.7ppt	N/M	7.4ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
227
Deutsche Bank
Annual Report 2023 on Form 20-F

Investment Bank
				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues
Fixed Income, Currency (FIC) Sales & Trading	7,974	8,935	7,063	(961)	(11)	1,871	26
Debt Origination	843	412	1,573	431	105	(1,161)	(74)
Equity Origination	102	101	544	1	1	(443)	(81)
Advisory	301	485	491	(184)	(38)	(6)	(1)
Origination & Advisory	1,246	998	2,608	249	25	(1,610)	(62)
Other	(60)	84	(40)	(144)	N/M	124	N/M
Total net revenues	9,160	10,016	9,631	(856)	(9)	385	4
Provision for credit losses	431	319	104	112	35	215	N/M
Noninterest expenses
Compensation and benefits	2,524	2,376	2,197	149	6	179	8
General and administrative expenses	4,136	4,075	3,843	61	1	232	6
Impairment of goodwill and other intangible assets	233	0	0	233	N/M	0	N/M
Restructuring activities	(3)	15	47	(18)	N/M	(32)	(68)
Total noninterest expenses	6,890	6,466	6,087	424	7	379	6
Noncontrolling interests	3	15	(17)	(12)	(79)	32	N/M
Profit (loss) before tax	1,836	3,217	3,458	(1,381)	(43)	(241)	(7)

Employees (front office, full-time equivalent)[1]	4,940	4,334	4,212	606	14	122	3
Employees (business-aligned operations, full-time equivalent)[1]	3,050	3,298	2,928	(248)	(8)	370	13
Employees (allocated central infrastructure, full-time equivalent)[1]	11,989	10,788	9,787	1,201	11	1,001	10
Total employees (full-time equivalent)[1]	19,979	18,420	16,927	1,559	8	1,493	9
Total assets (in € bn)[1,2]	658	677	616	(18)	(3)	61	10
Risk-weighted assets (in € bn)[1]	140	139	141	0	0	(1)	(1)
of which: operational risk RWA (in € bn)[1]	22	23	25	(2)	(7)	(2)	(7)
Leverage exposure (in € bn)[1]	546	530	530	17	3	(1)	(0)
Deposits (in € bn)[1]	18	16	13	1	9	4	28
Loans (gross of allowance for loan losses, in € bn)[1]	101	103	93	(2)	(2)	10	11
Cost/income ratio[3]	75.2%	64.6%	63.2%	N/M	10.7ppt	N/M	1.4ppt
Post-tax return on average shareholders’ equity[4]	3.8%	8.0%	9.0%	N/M	(4.2)ppt	N/M	(1.0)ppt
Post-tax return on average tangible shareholders’ equity[4]	4.0%	8.4%	9.4%	N/M	(4.3)ppt	N/M	(1.1)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
228
Deutsche Bank
Annual Report 2023 on Form 20-F

Private Bank
				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues:
Private Bank Germany	6,070	5,325	5,006	745	14	319	6
International Private Bank	3,505	3,828	3,226	(322)	(8)	601	19
Premium Banking	986	942	934	44	5	8	1
Wealth Management & Bank for Entrepreneurs	2,520	2,886	2,292	(366)	(13)	593	26
Total net revenues	9,575	9,153	8,233	422	5	920	11
of which:
Net interest income	6,160	5,223	4,601	937	18	622	14
Commissions and fee income	2,852	3,155	3,206	(303)	(10)	(51)	(2)
Remaining income	563	775	426	(212)	(27)	349	82
Provision for credit losses	783	583	446	201	34	137	31
Noninterest expenses:
Compensation and benefits	2,806	2,785	2,808	21	1	(22)	(1)
General and administrative expenses	4,742	4,176	4,939	566	14	(764)	(15)
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	228	(113)	173	341	N/M	(285)	N/M
Total noninterest expenses	7,777	6,848	7,920	929	14	(1,072)	(14)
Noncontrolling interests	0	0	0	(0)	(12)	0	N/M
Profit (loss) before tax	1,015	1,722	(133)	(707)	(41)	1,855	N/M

Employees (front office, full-time equivalent)[1]	20,599	21,092	21,973	(492)	(2)	(881)	(4)
Employees (business-aligned operations, full-time equivalent)[1]	5,637	5,816	6,060	(179)	(3)	(243)	(4)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,215	10,808	9,426	1,407	13	1,382	15
Total employees (full-time equivalent)[1]	38,451	37,716	37,458	735	2	258	1
Total assets (in € bn)[1,2]	331	333	310	(2)	(1)	22	7
Risk-weighted assets (in € bn)[1]	86	88	85	(1)	(2)	2	3
of which: operational risk RWA (in € bn)[1]	8	8	8	0	0	0	1
Leverage exposure (in € bn)[1]	339	344	321	(6)	(2)	24	7
Deposits (in € bn)[1]	308	317	313	(10)	(3)	4	1
Loans (gross of allowance for loan losses, in € bn)[1]	261	265	254	(4)	(1)	10	4
Assets under Management (in € bn)[1,3]	559	518	554	40	8	(36)	(6)
Net flows (in € bn)	29	30	30	(1)	(4)	(0)	(1)
Cost/income ratio[4]	81.2%	74.8%	96.2%	N/M	6.4ppt	N/M	(21.4)ppt
Post-tax return on average shareholders' equity[5]	4.1%	8.3%	(1.5)%	N/M	(4.2)ppt	N/M	9.8ppt
Post-tax return on average tangible shareholders’ equity[5]	4.5%	9.0%	(1.7)%	N/M	(4.6)ppt	N/M	10.7ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 The Group defines assets under management as (a) assets held on behalf of customers for investment purposes and/or (b) client assets that are managed by the bank; assets under management are managed on a discretionary or advisory basis, or these assets are deposited with the bank; deposits are considered assets under management if they serve investment purposes; in the Private Bank Germany and Premium Banking, this includes term deposits and savings deposits; in Wealth Management & Bank for Entrepreneurs, it is assumed that all customer deposits are held with the bank primarily for investment purposes; in instances in which Private Bank distributes investment products qualifying as assets under management which are managed by DWS these are reported as assets under management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
229
Deutsche Bank
Annual Report 2023 on Form 20-F

Asset Management
				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,314	2,458	2,370	(143)	(6)	88	4
Performance and transaction fees	128	125	212	2	2	(86)	(41)
Other	(59)	24	126	(84)	N/M	(102)	(81)
Total net revenues	2,383	2,608	2,708	(225)	(9)	(100)	(4)
Provision for credit losses	(1)	(2)	5	1	(50)	(6)	N/M
Noninterest expenses
Compensation and benefits	891	899	822	(8)	(1)	77	9
General and administrative expenses	934	883	846	50	6	37	4
Impairment of goodwill and other intangible assets	0	68	0	(68)	N/M	68	N/M
Restructuring activities	0	0	2	(0)	(15)	(2)	(95)
Total noninterest expenses	1,825	1,850	1,670	(26)	(1)	180	11
Noncontrolling interests	163	174	223	(12)	(7)	(49)	(22)
Profit (loss) before tax	396	584	809	(188)	(32)	(225)	(28)

Employees (front office, full-time equivalent)[1]	2,023	2,024	1,913	(2)	(0)	111	6
Employees (business-aligned operations, full-time equivalent)[1]	2,363	2,258	2,159	105	5	100	5
Employees (allocated central infrastructure, full-time equivalent)[1]	576	495	442	81	16	53	12
Total employees (full-time equivalent)[1]	4,962	4,778	4,514	185	4	264	6
Total assets (in € bn)[1,2]	10	10	10	0	2	(0)	(2)
Risk-weighted assets (in € bn)[1]	15	13	14	2	18	(2)	(11)
of which: operational risk RWA (in € bn)[1]	3	3	3	0	2	0	2
Leverage exposure (in € bn)[1]	10	9	11	0	3	(1)	(11)
Assets under Management (in € bn)[1,3]	896	821	928	75	9	(106)	(11)
Net flows (in € bn)	28	(20)	48	48	N/M	(68)	N/M
Cost/income ratio[4]	76.6%	71.0%	61.7%	N/M	5.6ppt	N/M	9.3ppt
Post-tax return on average shareholders' equity[5]	4.9%	7.4%	11.0%	N/M	(2.5)ppt	N/M	(3.6)ppt
Post-tax return on average tangible shareholders’ equity[5]	11.3%	17.1%	25.8%	N/M	(5.9)ppt	N/M	(8.7)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e. the amounts do not include intersegment balances
3 The Group defines assets under management as (a) assets held on behalf of customers for investment purposes and/or (b) client assets that are managed by the bank; assets under management are managed on a discretionary or advisory basis, or these assets are deposited with the bank; deposits are considered assets under management if they serve investment purposes; in the Private Bank Germany and Premium Banking, this includes term deposits and savings deposits; in Wealth Management & Bank for Entrepreneurs, it is assumed that all customer deposits are held with the bank primarily for investment purposes; in instances in which Private Bank distributes investment products qualifying as assets under management which are managed by DWS these are reported as assets under management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2023, 2022 and 2021; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
230
Deutsche Bank
Annual Report 2023 on Form 20-F

Corporate & Other
				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
in € m. (unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Net revenues	2,321	(1,051)	(186)	3,372	N/M	(866)	N/M
Provision for credit losses	26	(9)	(36)	35	N/M	27	(76)
Noninterest expenses
Compensation and benefits	3,372	3,231	3,145	141	4	86	3
General and administrative expenses	(2,634)	(2,192)	(1,862)	(441)	20	(331)	18
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(1)	(2)	(2)	1	(40)	0	(22)
Total noninterest expenses	738	1,037	1,281	(299)	(29)	(244)	(19)
Noncontrolling interests	(166)	(190)	(206)	24	(12)	16	(8)
Profit (loss) before tax	1,724	(1,890)	(1,225)	3,614	N/M	(665)	54

Employees (C&O, net, full-time equivalent)[1]	1,218	1,856	3,510	(638)	(34)	(1,654)	(47)
Employees (central infrastructure allocated to businesses, full-time equivalent)[1]	34,588	30,300	26,937	4,288	14	3,363	12
Total Employees (full-time equivalent)[1]	35,806	32,156	30,447	3,650	11	1,709	6
Risk-weighted assets (in € bn)[1]	40	46	46	(6)	(13)	(0)	(0)
Leverage exposure (in € bn)[1]	39	36	62	3	7	(25)	(41)

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
231
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The following table presents total net revenues (before provision for credit losses) by geographic area for the years ended December 31, 2023, 2022 and 2021, respectively. The information presented for Corporate Bank, Investment Bank, Private Bank and Asset Management has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate & Other is presented on a global level only, as management responsibility for Corporate & Other is held centrally.
in € m.	2023	2022	2021
Germany:
Corporate Bank	4,223	3,166	2,595
Investment Bank	573	587	450
Private Bank	6,570	5,876	5,479
Asset Management	1,211	1,266	1,385
Total Germany	12,577	10,895	9,909
UK:
Corporate Bank	192	143	144
Investment Bank	3,503	4,343	3,642
Private Bank	54	3	(2)
Asset Management	350	356	336
Total UK	4,099	4,844	4,120
Rest of Europe, Middle East and Africa:
Corporate Bank	1,303	1,162	900
Investment Bank	460	383	255
Private Bank	1,987	2,191	1,783
Asset Management	274	275	286
Total Rest of Europe, Middle East and Africa	4,024	4,011	3,223
Americas (primarily United States):
Corporate Bank	1,010	974	750
Investment Bank	3,042	3,033	3,904
Private Bank	462	466	364
Asset Management	432	580	537
Total Americas	4,945	5,053	5,555
Asia/Pacific:
Corporate Bank	988	892	764
Investment Bank	1,583	1,671	1,381
Private Bank	503	617	608
Asset Management	115	131	163
Total Asia/Pacific	3,188	3,311	2,917
Corporate & Other	2,321	(1,051)	(186)
Consolidated net revenues[1]	31,155	27,063	25,538

Prior year’s comparatives aligned to presentation in the current year
1 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income); revenues are attributed to countries based on the location in which the Group’s booking office is located; the location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction; where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations
232
Deutsche Bank
Annual Report 2023 on Form 20-F

Notes to the consolidated income statement

05 –
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Net interest income
in € m.	2023	2022	2021
Interest and similar income:
Interest income on cash and central bank balances	7,048	1,936	160
Interest income on interbank balances (w/o central banks)	607	352	67
Central bank funds sold and securities purchased under resale agreements	1,069	504	273
Loans	22,032	14,238	10,650
Other	2,103	1,969	1,747
Total Interest and similar income from assets measured at amortized cost	32,857	18,999	12,897
Interest income on financial assets at fair value through other comprehensive income	1,097	798	501
Total interest and similar income calculated using the effective interest method	33,955	19,798	13,399
Financial assets at fair value through profit or loss	9,592	4,652	3,374
Total interest and similar income	43,546	24,449	16,773
Thereof: negative interest expense on financial liabilities	76	959	1,217
Interest expense:
Interest-bearing deposits	10,658	3,719	1,456
Central bank funds purchased and securities sold under repurchase agreements	388	304	148
Other short-term borrowings	310	111	71
Long-term debt	6,154	2,409	1,484
Trust preferred securities	16	13	3
Other	2,848	1,119	876
Total interest expense measured at amortized cost	20,374	7,676	4,036
Financial liabilities at fair value through profit or loss	7,051	2,791	1,619
Total interest expense	27,424	10,466	5,655
Thereof: negative interest income on financial assets	81	461	786
Net interest income	16,122	13,983	11,117

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III program)
The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its TLTRO III-refinancing program starting in the second quarter of 2020 in order to support funding of credit to households and firms and the economic disruption due to COVID-19. The Group considered the initial benefits that arose from borrowing under TLTRO III as government grant from a below-market loan under IAS 20 and recognizes subsequent benefits in accordance IFRS 9. The current interest rate on all remaining TLTRO III operations is indexed on the average applicable key ECB interest rates from November 23, 2022, onward. As of December 31, 2023, the Group has borrowed € 15.0 billion (December 31, 2022: € 33.7 billion) under the TLTRO III-refinancing program. The resulting net interest income (expense) includes € (741) million for the twelve months ended December 31, 2023 (December 31, 2022: € 211 million) under the TLTRO III program.
233
Deutsche Bank
Annual Report 2023 on Form 20-F

Net gains (losses) on financial assets/liabilities at fair value through profit or loss
in € m.	2023	2022	2021
Trading income (loss):
FIC Sales and Trading	5,117	5,353	2,780
Other trading income (loss)	389	(2,608)	(827)
Total trading income (loss)	5,506	2,745	1,954
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:
Breakdown by financial assets category:
Debt Securities	89	(43)	95
Equity Securities	(10)	47	812
Loans and loan commitments	112	(5)	18
Deposits	(5)	14	2
Others non-trading financial assets mandatory at fair value through profit and loss	31	(73)	180
Total net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:	217	(61)	1,106
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Loans and loan commitments	12	(2)	11
Deposits	(0)	4	5
Long-term debt	(180)	265	48
Other financial assets/liabilities designated at fair value through profit or loss	20	11	15
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(148)	277	79
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,575	2,962	3,139

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
in € m.	2023	2022	2021
Net interest income	16,122	13,983	11,117
Trading income (loss)[1]	5,506	2,745	1,954
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	217	(61)	1,106
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(148)	277	79
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,575	2,962	3,139
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss[2]	21,697	16,945	14,256
Corporate Treasury Services	2,902	2,451	1,772
Institutional Client Services	957	572	328
Business Banking	1,205	697	566
Corporate Bank	5,065	3,720	2,666
FIC Sales & Trading	8,123	8,697	6,918
Remaining Products	(21)	(432)	(27)
Investment Bank	8,102	8,265	6,891
Private Bank Germany	4,156	4,619	3,114
International Private Bank	2,226	1,993	1,733
Private Bank	6,382	6,612	4,847
Asset Management	(11)	(250)	246
Corporate & Other	2,160	(1,402)	(393)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,697	16,945	14,256

1 Trading income (loss) includes gains and losses from derivatives not qualifying for hedge accounting
2 Prior year’s comparatives aligned to presentation in the current year
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
234
Deutsche Bank
Annual Report 2023 on Form 20-F

06 –
Commissions and fee income

in € m.	2023	2022	2021
Commission and fee income and expense:
Commission and fee income	11,657	12,512	13,730
Commission and fee expense	2,452	2,675	2,796
Net commissions and fee income	9,206	9,838	10,934

Disaggregation of revenues by product type and business segment
	Dec 31,2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	204	55	247	11	(2)	515
Commissions for assets under management	18	0	362	3,527	(0)	3,907
Commissions for other securities	461	0	37	1	1	499
Underwriting and advisory fees	43	1,093	16	0	4	1,156
Brokerage fees	19	280	971	33	(20)	1,282
Commissions for local payments	488	0	995	0	1	1,484
Commissions for foreign commercial business	475	27	22	0	(27)	497
Commissions for foreign currency/exchange business	6	0	4	0	(0)	10
Commissions for loan processing and guarantees	646	329	230	0	1	1,207
Intermediary fees	28	3	364	0	10	405
Fees for sundry other customer services	248	290	41	117	0	695
Total fee and commissions income	2,635	2,078	3,288	3,689	(33)	11,657
Gross expense						(2,452)
Net fees and commissions						9,206

	Dec 31,2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	218	33	254	17	(3)	520
Commissions for assets under management	18	1	363	3,642	(0)	4,024
Commissions for other securities	512	(0)	47	0	0	559
Underwriting and advisory fees	35	1,373	12	0	(52)	1,368
Brokerage fees	19	253	1,164	65	(1)	1,501
Commissions for local payments	479	3	1,006	0	8	1,497
Commissions for foreign commercial business	466	33	62	0	(5)	556
Commissions for foreign currency/exchange business	15	0	5	0	(0)	19
Commissions for loan processing and guarantees	618	298	292	0	5	1,213
Intermediary fees	23	2	523	0	13	562
Fees for sundry other customer services	282	277	10	122	4	695
Total fee and commissions income	2,684	2,273	3,739	3,847	(30)	12,512
Gross expense						(2,675)
Net fees and commissions						9,838

Prior year’s comparatives aligned to presentation in the current year.
235
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31,2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	231	27	259	21	2	539
Commissions for assets under management	16	1	369	3,570	(0)	3,956
Commissions for other securities	423	(0)	43	1	0	467
Underwriting and advisory fees	35	2,258	12	0	(42)	2,264
Brokerage fees	22	246	1,302	96	118	1,784
Commissions for local payments	441	4	864	0	10	1,320
Commissions for foreign commercial business	456	23	95	0	(2)	572
Commissions for foreign currency/exchange business	11	0	5	0	(0)	16
Commissions for loan processing and guarantees	564	279	305	0	10	1,157
Intermediary fees	12	3	617	0	12	644
Fees for sundry other customer services	282	562	40	121	6	1,011
Total fee and commissions income	2,494	3,403	3,910	3,809	114	13,730
Gross expense						(2,796)
Net fees and commissions						10,934

Prior year’s comparatives aligned to presentation in the current year.
Revenue is recognized when performance obligations are satisfied. Performance obligation is satisfied by fund performance exceeding a hurdle rate, an agreed minimum annual return provided to investors. As of 31 December 2023, there were performance obligations to be satisfied of € 225 million with a time band of three years from 2025 to 2027 (as of 31 December 2022, € 267 million with a time band of three years from 2024 to 2026) from Alternative funds. The decrease of performance obligations to be satisfied was mainly driven by decline in the real estate valuations due to market conditions.
As of December 31, 2023, and December 31, 2022, the Group’s balance of receivables from commission and fee income was € 903 million and € 798 million respectively. As of December 31, 2023, and December 31, 2022, the Group’s balance of contract liabilities associated to commission and fee income was € 90 million and € 63 million, respectively. Contract liabilities arise from the Group’s obligation to provide future services to a customer for which it has received consideration from the customer prior to completion of the services. The balances of receivables and contract liabilities do not vary significantly from period to period reflecting the fact that they predominately relate to recurring service contracts with service periods of less than one year such as monthly current account services and quarterly asset management services. As a result, prior period balances of contract liabilities are generally recognized in revenue in the subsequent period. Customer payment in exchange for services provided are generally subject to performance by the Group over the specific service period such that the Group’s right to payment arises at the end of the service period when its performance obligations are fully completed. Therefore, no material balance of contract asset is reported.
236
Deutsche Bank
Annual Report 2023 on Form 20-F

07 –
Net gains (losses) from derecognition of financial assets measured at amortized cost

For the twelve months ended December 31, 2023, the Group sold financial assets measured at amortized cost of € 559 million (December 31, 2022: € 473 million and December 31, 2021: € 539 million). The sales related primarily to a Hold to Collect (HTC) portfolio in Corporate Bank, Corporate & Others and Investment Bank.
The table below presents the gains and (losses) arising from derecognition of these securities.
in € m.	2023	2022	2021
Gains	5	11	15
Losses	(101)	(13)	(15)
Net gains (losses) from derecognition of financial assets measured at amortized cost	(96)	(2)	1

08 –
Other income (loss)
in € m.	2023	2022	2021
Other income (loss):
Insurance premiums	4	3	3
Net income (loss) from hedge relationships qualifying for hedge accounting	335	(594)	195
Remaining other income (loss)[1]	48	937	(185)
Total other income (loss)	387	346	13

1 Includes net gains (losses) of € 41 million, € 404 million and € 10 million for the years ended December 31, 2023, 2022 and 2021, respectively, that are related to non-current assets and disposal groups held for sale.
09 –
General and administrative expenses
in € m.	2023	2022	2021
General and administrative expenses:
Information Technology	3,755	3,680	4,321
Occupancy, furniture and equipment expenses	1,478	1,429	1,727
Regulatory, Tax & Insurance[1]	1,399	1,285	1,395
Professional services	899	858	924
Banking Services and outsourced operations	964	881	946
Market Data and Research Services	374	378	347
Travel expenses	143	110	46
Marketing expenses	203	165	178
Other expenses[2]	899	943	938
Total general and administrative expenses	10,112	9,728	10,821

1 Includes bank levy of € 528 million in 2023, € 762 million in 2022 and € 553 million in 2021
2 Includes litigation related expenses of € 311 million in 2023, € 413 million in 2022 and € 466 million in 2021; see Note 27 “Provisions”, for more details on litigation
237
Deutsche Bank
Annual Report 2023 on Form 20-F

10 –
Restructuring

In 2023, Restructuring is primarily driven by the implementation of the Group’s Global Hausbank strategic agenda. The Group has defined and is in the process of implementing efficiency measures that aim to contribute to achieving the bank’s 2025 targets. Restructuring in prior periods relates to measures as part of the previous strategy “Compete to win” which the bank continues to implement.
Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.
Net restructuring expense by division
in € m.	2023	2022	2021
Corporate Bank	(4)	(19)	42
Investment Bank	(3)	15	47
Private Bank	228	(113)	173
Asset Management	0	0	2
Corporate & Other	(1)	(2)	(2)
Total Net Restructuring Charges	220	(118)	261

Net restructuring by type
in € m.	2023	2022	2021
Restructuring – Staff related	178	(117)	241
thereof:
Termination Benefits	176	(132)	224
Retention Acceleration	1	15	16
Social Security	1	0	1
Restructuring – Non Staff related	42	(1)	21
Total Net Restructuring Charges	220	(118)	261

Provisions for restructuring amounted to € 333 million, € 248 million and € 582 million as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively. The majority of the current provisions for restructuring are expected to be utilized in the next two years.
During 2023, 476 full-time equivalent staff was reduced through restructuring (2022: 903 and 2021: 1,362).
Organizational changes
Full-time equivalent staff	2023	2022	2021
Corporate Bank	29	113	228
Investment Bank	9	54	149
Private Bank	377	594	776
Asset Management	0	1	10
Infrastructure	61	141	199
Total full-time equivalent staff	476	903	1,362

238
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Computation of basic and diluted earnings per share
in € m.	2023	2022	2021
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	6,332	5,420	2,451
Coupons paid on additional equity components	(498)	(479)	(363)
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	5,834	4,940	2,088
Effect of dilutive securities	0	0	0
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	5,834	4,940	2,088
Number of shares in million
Weighted-average shares outstanding – denominator for basic earnings per share	2,064.1	2,084.9	2,096.5
Effect of dilutive securities:
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.0
Deferred shares	39.9	40.7	46.6
Other (including trading options)	0.0	0.0	0.0
Dilutive potential common shares	0.0	0.0	0.0
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	2,104.0	2,125.6	2,143.2

Earnings per share
in €	2023	2022	2021
Basic earnings per share	2.83	2.37	1.00
Diluted earnings per share	2.77	2.32	0.97

There were no instruments outstanding that could potentially dilute basic earnings per share and are not included in the calculation of diluted earnings per share as of December 31, 2023.
239
Deutsche Bank
Annual Report 2023 on Form 20-F

Notes to the consolidated balance sheet

12 –
Financial assets/liabilities at fair value through profit or loss
in € m.	Dec 31, 2023	Dec 31, 2022
Financial assets classified as held for trading:
Trading assets:
Trading securities	115,832	84,012
Other trading assets[1]	9,443	8,855
Total trading assets	125,275	92,867
Positive market values from derivative financial instruments	251,877	299,856
Total financial assets classified as held for trading	377,151	392,722
Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	65,937	63,855
Securities borrowed	13,036	17,414
Loans	812	1,037
Other financial assets mandatory at fair value through profit or loss	8,261	7,348
Total Non-trading financial assets mandatory at fair value through profit or loss	88,047	89,654
Financial assets designated at fair value through profit or loss:
Loans	75	168
Other financial assets designated at fair value through profit or loss	0	0
Total financial assets designated at fair value through profit or loss	75	168
Total financial assets at fair value through profit or loss	465,273	482,545

1 Includes traded loans of € 8.2 billion and € 8.0 billion at December 31, 2023 and 2022 respectively
in € m.	Dec 31, 2023	Dec 31, 2022
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	43,114	49,860
Other trading liabilities	890	756
Total trading liabilities	44,005	50,616
Negative market values from derivative financial instruments	238,278	282,418
Total financial liabilities classified as held for trading	282,283	333,035
Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	72,377	48,517
Loan commitments	5	12
Long-term debt	10,709	5,250
Other financial liabilities designated at fair value through profit or loss	636	856
Total financial liabilities designated at fair value through profit or loss	83,727	54,634
Investment contract liabilities	484	469
Total financial liabilities at fair value through profit or loss	366,494	388,138

Financial assets & liabilities designated at fair value through profit or loss
The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans was € 75 million and € 168 million as of December 31, 2023, and 2022, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.
The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments considers the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.
240
Deutsche Bank
Annual Report 2023 on Form 20-F

Changes in fair value of financial assets attributable to movements in counterparty credit risk
in € m.	Dec 31, 2023	Dec 31, 2022
Notional value of financial assets exposed to credit risk	75	168
Annual change in the fair value reflected in the Statement of Income	1	0
Cumulative change in the fair value	(0)	1
Notional of credit derivatives used to mitigate credit risk	40	90
Annual change in the fair value reflected in the Statement of Income	(0)	0
Cumulative change in the fair value	(1)	0

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1
in € m.	Dec 31, 2023	Dec 31, 2022
Presented in Other comprehensive Income
Cumulative change in the fair value	19	77
Presented in Statement of income
Annual change in the fair value reflected in the Statement of Income	0	0
Cumulative change in the fair value	0	0

1 The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entities have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds
Transfers of the cumulative gains or losses within equity during the period
in € m.	Dec 31, 2023	Dec 31, 2022
Cumulative gains or losses within equity during the period	0	0

Amounts realized on derecognition of liabilities designated at fair value through profit or loss
in € m.	Dec 31, 2023	Dec 31, 2022
Amount presented in other comprehensive income realized at derecognition	0	0

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1
in € m.	Dec 31, 2023	Dec 31, 2022
Including undrawn loan commitments²	1,769	3,308
Excluding undrawn loan commitments	1,104	892

1 Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date
2 The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility
241
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Valuation Adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, counterparty/own credit and funding risk. Bid offer spread valuation adjustments are required to adjust mid-market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modelling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.
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
The fair value of the Group’s financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and issued note liabilities designated at fair value through profit or loss) incorporates valuation adjustments to measure the change in the Group’s own credit risk (i.e., Debt Valuation Adjustments (DVA) for Derivatives and Own Credit Adjustment (OCA) for issued note liabilities). Issued note liabilities are discounted utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset. The change in this own credit component is reported under Other Comprehensive Income (OCI).
242
Deutsche Bank
Annual Report 2023 on Form 20-F

For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties expected future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, the market price of the Group’s issued note liabilities, the market implied funding costs and the seniority of derivative claims under resolution (statutory subordination).
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
The Group uses the assumptions that market participants would use when pricing the asset or liability. Where relevant, these assumptions may include assumptions about climate change. The Group has not made material adjustment to fair value for climate change beyond that already priced into market inputs.
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
243
Deutsche Bank
Annual Report 2023 on Form 20-F

Valuation techniques
The Group has an established valuation control framework which governs internal control standards, methodologies, valuation techniques and procedures over the valuation process and fair value measurement. The current market conditions including the ongoing macro-economic challenges and geopolitical uncertainties required additional focus and review in certain areas, during the year 2023 including assessment of bid-offer spreads to ensure they are representative of fair value.
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
Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including Collateralized Debt Obligations (CDO). ABS have specific characteristics as they have different underlying assets, and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.
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
Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability (i.e., own credit adjustment (OCA) for structured notes). Under IFRS 9, the own credit component of change in the fair value is reported under Other Comprehensive Income (OCI). Financial liabilities included in this classification are structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve (i.e., utilizing the spread at which similar instruments
244
Deutsche Bank
Annual Report 2023 on Form 20-F

would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset).
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
Fair value hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets.
These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.
Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all significant inputs to that technique are observable.
These include: many OTC derivatives, many investment-grade listed credit bonds, some CDS.
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an input to that technique which is unobservable, and which can have a significant impact on the fair value.
These include: more-complex OTC derivatives, distressed debt, highly-structured bonds, illiquid asset-backed securities (ABS), illiquid CDO’s (cash and synthetic), some private equity placements, many commercial real estate (CRE) loans, illiquid loans, and some municipal bonds.
245
Deutsche Bank
Annual Report 2023 on Form 20-F

Financial instruments held at fair value1
	Dec 31, 2023			Dec 31, 2022
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	53,095	62,760	9,420	42,035	42,285	8,547
Trading securities	52,886	59,752	3,194	41,826	39,133	3,053
Other trading assets	210	3,007	6,226	209	3,152	5,494
Positive market values from derivative financial instruments	2,198	241,481	8,198	4,937	285,355	9,564
Non-trading financial assets mandatory at fair value through profit or loss	2,275	80,744	5,028	1,605	82,259	5,790
Financial assets designated at fair value through profit or loss	0	75	0	0	75	94
Financial assets at fair value through other comprehensive income	18,273	14,324	2,949	15,892	13,108	2,676
Other financial assets at fair value	1,353	(489)[2]	5	1,684	(440)[2]	5
Total financial assets held at fair value	77,193	398,894	25,599	66,153	422,640	26,675

Financial liabilities held at fair value:
Trading liabilities	36,361	7,617	27	43,163	7,419	34
Trading securities	36,361	6,727	26	43,162	6,667	30
Other trading liabilities	0	890	0	2	752	3
Negative market values from derivative financial instruments	2,333	228,280	7,666	3,256	270,662	8,500
Financial liabilities designated at fair value through profit or loss	169	80,309	3,248	0	51,843	2,792
Investment contract liabilities	0	484	0	0	469	0
Other financial liabilities at fair value	486	1,194[2]	(85)[3]	240	1,687[2]	(511)[3]
Total financial liabilities held at fair value	39,349	317,884	10,856	46,660	332,080	10,815

1 Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”
2 Predominantly relates to derivatives qualifying for hedge accounting
3 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications
During the year 2023, there were transfers in trading securities from Level 1 to Level 2 amounting to € 6 billion of assets and € 2 billion of liabilities; along with transfers from Level 2 to Level 1 of € 11 billion in assets and € 3 billion in liabilities. The assessment of Level 1 versus Level 2 is based on liquidity testing procedures.
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
The increase in the period is driven by purchases and issuances, gains and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by sales and settlements.
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
The decrease in assets during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements, partially offset by gains.
The decrease in liabilities during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements, partially offset by losses.
246
Deutsche Bank
Annual Report 2023 on Form 20-F

Other Trading Instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters.
The increase in the period is driven by purchases and issuances, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and gains partially offset by sales and settlements.
Non-trading financial assets mandatory at fair value through profit or loss classified in Level 3 of fair value hierarchy include any non-trading financial asset that does not fall into the Hold to Collect nor Hold to Collect and Sell business models. This includes predominately reverse repurchase agreements which are managed on a fair value basis. Additionally, any financial asset that falls into the Hold to Collect or Hold to Collect and Sell business models for which the contractual cash flow characteristics are not SPPI.
The decrease in the period is driven by settlements and sales, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and losses, partially offset by purchases and issuances.
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
In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is driven by settlements. The increase in liabilities during the period is driven by issuances and losses partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements.
Financial assets at fair value through other comprehensive income include non-performing loan portfolios where there is no trading intent, and the market is very illiquid. The increase in the period is driven by purchases and issuances, partially offset by sales and settlements, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and losses.
247
Deutsche Bank
Annual Report 2023 on Form 20-F

Reconciliation of financial instruments classified in Level 3
Reconciliation of financial instruments classified in Level 3
	Dec 31, 2023
in € m.	Balance, beginning of year	Changes in the group of consoli- dated companies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	3,053	0	22	1,651	(974)	43	(615)	545	(532)	3,194
Positive market values from derivative financial instruments	9,564	0	104	0	0	0	(538)	2,073	(3,006)	8,198
Other trading assets	5,494	0	42	604	(997)	2,253	(1,424)	636	(383)	6,226
Non-trading financial assets mandatory at fair value through profit or loss	5,790	15	(51)	682	(254)	504	(1,190)	211	(681)	5,028
Financial assets designated at fair value through profit or loss	94	0	0	0	0	0	(94)	0	0	0
Financial assets at fair value through other comprehensive income	2,676	0	(65)[5]	238	(214)	1,918	(1,280)	184	(509)	2,949
Other financial assets at fair value	5	0	0	0	0	0	0	0	1	5
Total financial assets held at fair value	26,675	15	53[6,7]	3,176	(2,438)	4,719	(5,140)	3,650	(5,110)	25,599
Financial liabilities held at fair value:
Trading securities	30	0	(4)	0	0	0	0	0	(0)	26
Negative market values from derivative financial instruments	8,500	0	101	0	0	0	(435)	1,848	(2,348)	7,666
Other trading liabilities	3	0	3	0	0	0	(6)	0	0	0
Financial liabilities designated at fair value through profit or loss	2,792	0	43	0	0	2,272	(853)	27	(1,032)	3,248
Other financial liabilities at fair value	(511)	0	325	0	0	0	54	3	44	(85)
Total financial liabilities held at fair value	10,815	0	468[6,7]	0	0	2,272	(1,240)	1,878	(3,336)	10,856

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements
4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year
5 Total gains and losses on financial assets at fair value through other comprehensive income include a loss of € 17 million recognized in other comprehensive income, net of tax and a loss of € 3 million recognized in the income statement presented in net gains (losses)
6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 273 million and for total financial liabilities held at fair value this is a gain of € 44 million
7 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains
248
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements
4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year
5 Total gains and losses on financial assets at fair value through other comprehensive income include a loss of € 189 million recognized in other comprehensive income, net of tax and a loss of € 2 million recognized in the income statement presented in net gains (losses)
6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 425 million and for total financial liabilities held at fair value this is a loss of € 35 million
7 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains
249
Deutsche Bank
Annual Report 2023 on Form 20-F

Sensitivity analysis of unobservable parameters

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
The Group’s sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for prudent valuation purposes. Prudent valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 2019/876 (CRR), requiring institutions to apply the requirements of Article 105 (14) to all assets measured at fair value and to deduct any additional value adjustments from CET1 capital. This utilizes an exit price analysis performed for the relevant assets and liabilities in the Prudent Valuation assessment.
If the Group marked Level 3 financial instruments using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, as of December 31, 2023 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.3 billion. As of December  31, 2022 it could have increased fair value by as much as € 2.0 billion or decreased fair value by as much as € 1.4 billion.
The changes in sensitive amounts from December 31, 2022 to December 31, 2023 were a reduction in positive fair value movement of € 169 million, and a reduction in negative fair value movement of € 79 million.
The reductions in positive and negative fair value movements are directionally aligned with the reduction in Group Level 3 in the period, with Level 3 assets moving from € 26.7 billion at December 31, 2022 to € 25.6 billion at December 31, 2023.
The change in positive fair value movements from December 31, 2022 to December 31, 2023 represents an 9 % reduction and the change in negative fair value movements represents an 6 % reduction.
This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives.
For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence, for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.
Breakdown of the sensitivity analysis by type of instrument1
	Dec 31, 2023		Dec 31, 2022
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	196	221	239	274
Commercial mortgage-backed securities	16	27	15	20
Mortgage and other asset-backed securities	12	19	20	26
Corporate, sovereign and other debt securities	167	176	204	228
Equity securities	94	93	114	80
Derivatives:
Credit	200	101	218	125
Equity	44	38	70	63
Interest related	633	368	605	217
Foreign Exchange	47	17	37	30
Other	91	86	59	110
Loans:
Loans	486	355	618	459
Other	0	0	0	0
Total	1,790	1,278	1,959	1,357

1 Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table
250
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage-backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. The table below provides a brief description of each of the principal parameter types, along with a commentary on significant interrelationships between them.
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
251
Deutsche Bank
Annual Report 2023 on Form 20-F

Financial instruments classified in Level 3 and quantitative information about unobservable inputs
	Dec 31, 2023
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	86	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	220	1,830
Mortgage- and other asset-backed securities	94	0	Price based	Price	0%	104%
			Discounted cash flow	Credit spread (bps)	110	1,828
				Recovery rate	50%	85%
				Constant default rate	0%	2%
				Constant prepayment rate	2%	29%
Total mortgage- and other asset-backed securities	180	0
Debt securities and other debt obligations	4,385	3,116	Price based	Price	0%	300%
Held for trading	2,887	26	Discounted cash flow	Credit spread (bps)	84	651
Corporate, sovereign and other debt securities	2,887
Non-trading financial assets mandatory at fair value through profit or loss	1,254
Designated at fair value through profit or loss	0	3,089
Financial assets at fair value through other comprehensive income	244
Equity securities	778	0	Market approach	Price per net asset value	0%	100%
Held for trading	127	0		Enterprise value/EBITDA (multiple)	5	15
Non-trading financial assets mandatory at fair value through profit or loss	652		Discounted cash flow	Weighted average cost capital	18%	20%
Designated at fair value through profit or loss	0		Price based	Price	0%	100%
Loans	9,405	0	Price based	Price	0%	124%
Held for trading	6,121	0	Discounted cash flow	Credit spread (bps)	12	1,207
Non-trading financial assets mandatory at fair value through profit or loss	696
Designated at fair value through profit or loss	0	0		Recovery rate	40%	75%
Financial assets at fair value through other comprehensive income	2,588
Loan commitments	0	5	Discounted cash flow	Credit spread (bps)	169	1,070
				Recovery rate	40%	76%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	2,647[2]	154[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	120	595
Total non-derivative financial instruments held at fair value	17,396	3,275

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position
2 Other financial assets include € 104 million of other trading assets, € 2.4 billion of other non-trading financial assets mandatory at fair value, and € 117 million other financial assets at fair value through other comprehensive income
3 Other financial liabilities include € 154 million of securities sold under repurchase agreements designated at fair value
252
Deutsche Bank
Annual Report 2023 on Form 20-F

Dec 31, 2023
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,997	4,070	Discounted cash flow	Swap rate (bps)	(3,932)	4,150
				Inflation swap rate	1%	15%
				Constant default rate	0%	18%
				Constant prepayment rate	0%	26%
			Option pricing model	Inflation volatility	0%	7%
				Interest rate volatility	0%	43%
				IR - IR correlation	(10) %	96%
				Hybrid correlation	(90) %	65%
Credit derivatives	501	503	Discounted cash flow	Credit spread (bps)	2	7,535
				Recovery rate	8%	40%
			Correlation pricing model	Credit correlation	26%	59%
Equity derivatives	339	1,027	Option pricing model	Stock volatility	0%	84%
				Index volatility	7%	23%
				Index - index correlation	0%	0%
				Stock - stock correlation	0%	0%
				Stock Forwards	0%	3%
				Index Forwards	0%	6%
FX derivatives	1,765	1,850	Option pricing model	Volatility	(6) %	39%
				Quoted Vol	0%	0%
			Discounted cash flow	Swap rate (bps)	(7)	50
Other derivatives	601	130[1]	Discounted cash flow	Credit spread (bps)	234	610
			Option pricing model	Index volatility	0%	129%
				Price	73%	77%
				Commodity correlation	0%	85%
Total market values from derivative financial instruments	8,203	7,581

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated
253
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position
2 Other financial assets include € 196 million of other trading assets, € 2.4 billion of other non-trading financial assets mandatory at fair value, and € 38 million other financial assets at fair value through other comprehensive income
3 Other financial liabilities include € 141 million of securities sold under repurchase agreements designated at fair value and € 45 million other financial liabilities designated at fair value
254
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated
Unrealized gains or losses on Level 3 instruments held or in issue at the reporting date
The unrealized gains or losses on Level 3 Instruments are not solely due to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.
in € m.	Dec 31, 2023	Dec 31, 2022
Financial assets held at fair value:
Trading securities	29	(298)
Positive market values from derivative financial instruments	1,347	(2,907)
Other trading assets	59	(251)
Non-trading financial assets mandatory at fair value through profit or loss	(47)	247
Financial assets designated at fair value through profit or loss	0	(0)
Financial assets at fair value through other comprehensive income	(2)	0
Other financial assets at fair value	(0)	0
Total financial assets held at fair value	1,385	(3,209)
Financial liabilities held at fair value:
Trading securities	4	3
Negative market values from derivative financial instruments	(1,287)	1,634
Other trading liabilities	0	2
Financial liabilities designated at fair value through profit or loss	(53)	55
Other financial liabilities at fair value	(268)	358
Total financial liabilities held at fair value	(1,604)	2,053
Total	(219)	(1,156)

255
Deutsche Bank
Annual Report 2023 on Form 20-F

Recognition of trade date profit

If there are significant unobservable inputs used in a valuation technique on initial recognition, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the movement during the year of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.
in € m.	2023	2022
Balance, beginning of year	550	462
New trades during the period	295	265
Amortization	(144)	(111)
Matured trades	(69)	(60)
Subsequent move to observability	(53)	(9)
Exchange rate changes	(1)	3
Balance, end of year	577	550

256
Deutsche Bank
Annual Report 2023 on Form 20-F

14 –
Fair Value of Financial Instruments not carried at Fair Value

Financial instruments not carried at fair value are not managed on a fair value basis. For these instruments fair values are calculated for disclosure purposes only and do not impact the Group balance sheet or income statement. Additionally, since the instruments generally do not trade, there is significant management judgment required to determine these fair values. Differences in carrying value versus fair value as of December 31, 2023, are consistent with current interest rate environment as compared to December 31, 2022.
For the following financial instruments which are predominantly short-term, the carrying value represents a reasonable estimate of the fair value:
Assets	Liabilities
Cash and central bank balances	Deposits
Interbank balances (w/o central banks)	Central bank funds purchased, and securities sold under repurchase agreements
Central bank funds sold, and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other financial assets	Other financial liabilities

For all other financial instruments carried at amortized cost, the following valuation techniques are applied:
– Retail lending portfolios with a large number of homogenous loans (e.g., residential mortgages) calculate the fair value for each product type by discounting the portfolio’s contractual cash flows using the Group’s new loan rates, for lending to borrowers of similar credit quality, which includes the impact of the macroeconomic environment. Key inputs for retail mortgages are the difference between historic and current product margins and the estimated prepayment rates. Capitalized broker fees included in the carrying value are also considered to be at fair value.
– The fair value of the corporate lending portfolio is estimated predominantly by discounting the loan until it’s maturity, based on the loan specific credit spreads and funding costs for the Group.
– For long-term debt and trust preferred securities, fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash flows at a rate at which an instrument with similar characteristics is quoted in the market.
– A discounted cash flow model is generally used for determining the fair value of deposits since market data is usually not available. In addition to the yield curve, Deutsche Bank’s own credit spread is also considered. Credit spreads of the respective counterparties are not used in the measurement of fair value on financial liabilities at amortized cost.
For these financial instruments carried at amortized costs, the disclosed fair value is categorized under the IFRS fair value hierarchy (i.e., Level 1, Level 2, and Level 3) as outlined in Note 13- “Financial Instruments carried at Fair Value”. In general, Level 1 includes Cash and Central bank balances; Level 2 includes Interbank balances (w/o central banks), Central bank funds sold, and securities purchased under resale agreements, Securities borrowed, Other financial assets, Deposits, Central bank funds purchased, and securities sold under repurchase agreements, Securities loaned, Other short-term borrowings, Other financial liabilities, Long- term debt and Trust preferred securities; and Level 3 includes Loans.
257
Deutsche Bank
Annual Report 2023 on Form 20-F

Estimated fair value of financial instruments not carried at fair value on the balance sheet1
	Dec 31, 2023
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	178,416	178,416	178,416	0	0
Interbank balances (w/o central banks)	6,140	6,140	0	6,140	0
Central bank funds sold and securities purchased under resale agreements	14,725	14,778	0	14,034	744
Securities borrowed	39	39	0	39	0
Loans	479,353	454,972	0	11,519	443,453
Other financial assets	106,617	105,132	13,304	90,973	855
Financial liabilities:
Deposits	625,486	624,731	2	624,729	0
Central bank funds purchased and securities sold under repurchase agreements	3,038	3,031	0	3,031	0
Securities loaned	3	3	0	3	0
Other short-term borrowings	9,620	9,628	0	9,628	0
Other financial liabilities	99,272	99,272	1,961	97,311	0
Long-term debt	119,390	117,510	0	113,723	3,787
Trust preferred securities	289	264	0	264	0

	Dec 31, 2022
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	178,896	178,896	178,896	0	0
Interbank balances (w/o central banks)	7,195	7,195	0	7,194	0
Central bank funds sold and securities purchased under resale agreements	11,478	11,505	0	10,363	1,142
Securities borrowed	0	0	0	0	0
Loans	491,175	461,070	0	12,038	449,032
Other financial assets	110,066	107,878	16,046	90,842	989
Financial liabilities:
Deposits	629,183	629,629	1,736	627,893	0
Central bank funds purchased and securities sold under repurchase agreements	573	572	0	572	0
Securities loaned	13	13	0	13	0
Other short-term borrowings	5,122	5,121	0	5,115	7
Other financial liabilities	93,135	93,135	2,007	91,127	0
Long-term debt	131,525	127,743	0	123,525	4,219
Trust preferred securities	500	426	0	426	0

1 Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”
As of December 31, 2023, the difference between the fair value and the carrying value of loans is primarily driven by the current interest rates on long-dated retail mortgages in Germany compared to the contractual rate. As part of Postbank IT migration project, the Group has aligned its risk management modelling approach of interest rate prepayment risk factors for its long-dated retail mortgages in Germany in the third quarter 2023. This resulted in an increase of the fair value of such mortgages by € 2.5 billion. For long-term debt and trust preferred securities, the difference between fair value and carrying value is due to the change in interest rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to the rate the instrument was issued at. The carrying values included in the table do not include any impacts from economic hedges.
258
Deutsche Bank
Annual Report 2023 on Form 20-F

15 –
Financial assets at fair value through other comprehensive income
in € m.	Dec 31, 2023	Dec 31, 2022
Securities purchased under resale agreement	1,805	2,156
Debt securities:
German government	1,566	602
U.S. Treasury and U.S. government agencies	9,232	12,334
U.S. local (municipal) governments	446	392
Other foreign governments	15,672	9,960
Corporates	686	708
Other asset-backed securities	0	0
Mortgage-backed securities, including obligations of U.S. federal agencies	442	486
Other debt securities	831	969
Total debt securities	28,874	25,450
Loans	4,867	4,069
Total financial assets at fair value through other comprehensive income	35,546	31,675

259
Deutsche Bank
Annual Report 2023 on Form 20-F

16 –
Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.
The Group holds interests in 54 associates and 6 jointly controlled entities as of December 31, 2023 (53 and 9, respectively, as of December 31, 2022). Two associates are considered to be material to the Group.
Significant investments as of December 31, 20231
Investment	Principal place of business	Nature of relationship	Ownership percentage
Huarong Rongde Asset Management Company Limited	Beijing, China	Strategic investment	40.7%
Harvest Fund Management Co., Ltd.	Shanghai, China	Strategic investment	30.0%

1 The Group has significant influence over these investees through its holding percentage and representation on the board seats
Summarized financial information on Huarong Rongde Asset Management Company Limited
in € m.	Dec 31, 2022[1]	Dec 31, 2021[2]
Total net revenues	(305)	(138)
Net income	(230)	(102)
Other comprehensive income	0	0
Total comprehensive income[3]	(230)	(102)

in € m.	Dec 31, 2022	Dec 31, 2021
Current assets	1,984	2,738
Non-Current assets	513	568
Total assets	2,496	3,306
Current liabilities	1,842	2,132
Non-Current liabilities	228	460
Total liabilities	2,070	2,592
Noncontrolling Interest	0	0
Net assets of the equity method investee	426	714

1 December 31, 2023 numbers are based on 2022 audited financials and 2023 equity method accounting adjustments, due to difference in reporting timelines for the Group and Huarong Rongde Management Company Limited
2 December 31, 2022 numbers are based on 2021 audited financials, 2022 impairment adjustments and 2021 dividends entitlement adjustment, due to difference in reporting timelines for the Group and Huarong Rongde Management Company Limited
3 The Group received dividends from Huarong Rongde Asset Management Company Limited of € 0 million during the reporting period 2023 (2022: € 0 million)
Reconciliation of total net assets of Huarong Rongde Asset Management Company Limited to the Group’s carrying amount
in € m.	Dec 31, 2022[1]	Dec 31, 2021[2]
Net assets of the equity method investee	426	714
Group's ownership percentage on the investee's equity	40.7%	40.7%
Group's share of net assets	173	291
Goodwill	0	0
Intangible Assets	0	0
Other adjustments[3,4]	(36)	(64)
Carrying amount	138	227

1 December 31, 2023 numbers are based on 2022 audited financials and 2023 equity method accounting adjustments, due to difference in reporting timelines for the Group and Huarong Rongde Management Company Limited
2 December 31, 2022 numbers are based on 2021 audited financials, 2022 impairment adjustments and 2021 dividends entitlement adjustment, due to difference in reporting timelines for the Group and Huarong Rongde Management Company Limited
3 There is no life to date impairment loss in 2023 (€  73 million in 2022) as the carrying amount is appropriately reflected after the Group’s share of losses from Huarong Rongde Management Company Limited
4 Other adjustments include equity method accounting adjustments to reflect the Group’s share of losses from Huarong Rongde Management Company Limited
260
Deutsche Bank
Annual Report 2023 on Form 20-F

Summarized financial information on Harvest Fund Management Co., Ltd.

in € m.	Dec 31, 2023¹	Dec 31, 2022²
Total net revenues	843	1,016
Net income	199	237
Other comprehensive income	1	7
Total comprehensive income[3]	200	244

in € m.	Dec 31, 2023	Dec 31, 2022
Current assets	955	1,090
Non-Current assets	1,049	1,100
Total assets	2,004	2,190
Current liabilities	638	812
Non-Current liabilities	192	248
Total liabilities	830	1,060
Noncontrolling Interest	50	47
Net assets of the equity method investee	1,124	1,083

1 December 31, 2023 numbers are based on 2023 unaudited financials
2 December 31, 2022 numbers are based on 2022 audited financials
3 The Group received dividends from Harvest Fund Management Co., Ltd. of € 28 million during the reporting period 2023 (2022: € 45 million)
Reconciliation of total net assets of Harvest Fund Management Co., Ltd.to the Group’s carrying amount
in € m.	Dec 31, 2023¹	Dec 31, 2022²
Net assets of the equity method investee	1,124	1,083
Group's ownership percentage on the investee's equity	30%	30%
Group's share of net assets	337	325
Goodwill	18	18
Intangible Assets	14	15
Other adjustments	2	3
Carrying amount[3]	371	361

1 December 31, 2023 numbers are based on 2023 unaudited financials
2 December 31, 2022 numbers are based on 2022 audited financials
3 There is no impairment loss in 2023 (€ 0 million in 2022)
Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial
in € m.	Dec 31, 2023	Dec 31, 2022
Carrying amount of all associates that are individually immaterial to the Group	505	536
Aggregated amount of the Group's share of profit (loss) from continuing operations	(34)	100
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	0	0
Aggregated amount of the Group's share of other comprehensive income	(16)	15
Aggregated amount of the Group's share of total comprehensive income	(50)	115

261
Deutsche Bank
Annual Report 2023 on Form 20-F

17 –
Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Material Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.
The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.
Assets
	Dec 31, 2023
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,574	(9,999)	11,574	0	0	(11,491)	84
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,151	0	3,151	0	0	(2,270)	881
Securities borrowed (enforceable)	33	0	33	0	0	(33)	0
Securities borrowed (non-enforceable)	6	0	6	0	0	0	6
Financial assets at fair value through profit or loss (enforceable)	513,839	(199,135)	314,704	(197,447)	(32,109)	(74,885)	10,263
Of which: Positive market values from derivative financial instruments (enforceable)	259,177	(15,657)	243,520	(195,517)	(32,092)	(5,766)	10,145
Financial assets at fair value through profit or loss (non-enforceable)	150,569	0	150,569	0	(1,227)	(10,167)	139,174
Of which: Positive market values from derivative financial instruments (non-enforceable)	8,357	0	8,357	0	(1,101)	(1,077)	6,178
Total financial assets at fair value through profit or loss	664,408	(199,135)	465,273	(197,447)	(33,337)	(85,052)	149,437
Loans at amortized cost	479,353	0	479,353	0	(11,317)	(69,594)	398,442
Other assets	123,694	(8,997)	114,697	(24,019)	(79)	(13)	90,587
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	911	(42)	869	(644)	(79)	(13)	133
Remaining assets subject to netting	1,805	0	1,805	0	0	0	1,805
Remaining assets not subject to netting	241,373	0	241,373	0	(73)	(3,533)	237,767
Total assets	1,535,397	(218,131)	1,317,266	(221,466)	(44,805)	(171,985)	879,010

1 Excludes real estate and other non-financial instrument collateral.
262
Deutsche Bank
Annual Report 2023 on Form 20-F

Liabilities
	Dec 31, 2023
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Deposits	625,486	0	625,486	0	0	0	625,486
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	11,890	(9,999)	1,891	0	0	(1,891)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,147	0	1,147	0	0	(51)	1,096
Securities loaned (enforceable)	3	0	3	0	0	(3)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0
Financial liabilities at fair value through profit or loss (enforceable)	540,811	(199,160)	341,651	(197,940)	(21,990)	(68,806)	52,915
Of which: Negative market values from derivative financial instruments (enforceable)	245,627	(16,140)	229,487	(195,978)	(21,990)	(2,608)	8,910
Financial liabilities at fair value through profit or loss (non-enforceable)	24,843	0	24,843	0	(785)	(4,485)	19,572
Of which: Negative market values from derivative financial instruments (non-enforceable)	8,792	0	8,792	0	(723)	(191)	7,878
Total financial liabilities at fair value through profit or loss	565,654	(199,160)	366,494	(197,940)	(22,776)	(73,292)	72,487
Other liabilities	121,990	(8,972)	113,018	(33,574)	(23)	(1)	79,419
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	254	(20)	233	(182)	(23)	(1)	26
Remaining liabilities not subject to netting	132,896	0	132,896	0	0	0	132,896
Total liabilities	1,459,066	(218,131)	1,240,935	(231,514)	(22,799)	(75,239)	911,384

Assets
	Dec 31, 2022
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	20,068	(8,621)	11,447	(700)	0	(10,746)	1
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	31	0	31	0	0	(25)	6
Securities borrowed (enforceable)	0	0	0	0	0	0	0
Securities borrowed (non-enforceable)	0	0	0	0	0	0	0
Financial assets at fair value through profit or loss (enforceable)	508,498	(144,206)	364,292	(229,841)	(41,924)	(80,591)	11,937
Of which: Positive market values from derivative financial instruments (enforceable)	308,577	(18,302)	290,275	(227,361)	(41,921)	(9,076)	11,917
Financial assets at fair value through profit or loss (non-enforceable)	118,253	0	118,253	0	(1,101)	(10,167)	106,984
Of which: Positive market values from derivative financial instruments (non-enforceable)	9,581	0	9,581	0	(966)	(1,327)	7,288
Total financial assets at fair value through profit or loss	626,751	(144,206)	482,545	(229,841)	(43,025)	(90,759)	118,921
Loans at amortized cost	491,175	0	491,175	0	(12,278)	(66,762)	412,136
Other assets	128,279	(10,155)	118,124	(29,171)	(78)	(14)	88,861
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	1,319	(72)	1,248	(1,027)	(78)	(14)	129
Remaining assets subject to netting	2,156	0	2,156	0	0	0	2,156
Remaining assets not subject to netting	238,738	0	238,738	0	(111)	(2,995)	235,633
Total assets	1,507,199	(162,982)	1,344,217	(259,712)	(55,492)	(171,299)	857,714

1 Excludes real estate and other non-financial instrument collateral.
263
Deutsche Bank
Annual Report 2023 on Form 20-F

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

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 1 “Material Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.
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
264
Deutsche Bank
Annual Report 2023 on Form 20-F

18 –
Loans

The entire loan book presented includes loans classified at amortized cost, loans at fair value through other comprehensive income and loans at fair value through profit and loss.
The below table gives an overview of the Group’s loan exposure by industry, and is based on the NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code of the counterparty. NACE is a standard European industry classification system.
Loans by industry classification
in € m.	Dec 31, 2023	Dec 31, 2022
Agriculture, forestry and fishing	386	526
Mining and quarrying	3,130	2,679
Manufacturing	30,564	32,352
Electricity, gas, steam and air conditioning supply	4,734	5,103
Water supply, sewerage, waste management and remediation activities	486	725
Construction	4,494	4,494
Wholesale and retail trade, repair of motor vehicles and motorcycles	22,127	22,605
Transport and storage	5,617	6,067
Accommodation and food service activities	1,865	1,972
Information and communication	8,082	7,783
Financial and insurance activities	116,298	121,333
Real estate activities	50,793	49,671
Professional, scientific and technical activities	6,958	7,137
Administrative and support service activities	9,385	7,922
Public administration and defense, compulsory social security	6,131	5,977
Education	281	249
Human health services and social work activities	4,432	4,554
Arts, entertainment and recreation	1,072	1,180
Other service activities	5,624	5,778
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	216,056	221,099
Activities of extraterritorial organizations and bodies	0	1
Gross loans	498,516	509,208
(Deferred expense)/unearned income	1,675	131
Loans less (deferred expense)/unearned income	496,841	509,077
Less: Allowance for loan losses	5,208	4,848
Total loans	491,632	504,229

265
Deutsche Bank
Annual Report 2023 on Form 20-F

19 –
Allowance for Credit Losses

The allowance for credit losses consists of allowance for financial assets at amortized cost, financial assets at fair value through OCI and off-balance sheet lending commitments and guarantee business.
Development of allowance for credit losses for financial assets at amortized cost
	Dec 31, 2023
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	533	626	3,656	180	4,995
Movements in financial assets including new business and credit extensions	(195)	294	1,647	32	1,778
Transfers due to changes in creditworthiness	170	(150)	(20)	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(57)-	(53)	0	0	(110)
Financial assets that have been derecognized during the period³	0	0	(1,145)	(52)	(1,197)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(3)	(38)	(271)	38	(273)
Balance, end of reporting period	447	680	3,960	198	5,285
Provision for Credit Losses excluding country risk¹	(83)	92	1,627	32	1,668

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2023
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2023 and € 46 million in 2022
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

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2022
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 46 million in 2022 and € 0 million in 2021
	Dec 31, 2021
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	544	648	3,614	139	4,946
Movements in financial assets including new business and credit extensions	(245)	85	615	26	480
Transfers due to changes in creditworthiness	138	(197)	58		0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period³	0	0	(561)	(5)	(566)
Recovery of written off amounts	0	0	55	23	78
Foreign exchange and other changes	3	(4)	(41)	(0)	(43)
Balance, end of reporting period	440	532	3,740	182	4,895
Provision for Credit Losses excluding country risk¹	(107)	(112)	673	26	480

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2021
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2021 and € 46 million in 2020
266
Deutsche Bank
Annual Report 2023 on Form 20-F

Allowance for credit losses for financial assets at fair value through OCI1
	Dec 31, 2023
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	13	13	22	0	48

1 Allowance for credit losses against financial assets at fair value through OCI remained at very low levels (€ 69 million at December 31, 2022 and € 48 million as of December 31, 2023). Due to immateriality, we do not provide any details on the year-over-year development.
	Dec 31, 2022
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	14	12	43	0	69

1 Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 41 million at December 31, 2021 and € 69 million as of December 31, 2022). Due to immateriality, we do not provide any details on the year-over-year development.
	Dec 31, 2021
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	15	10	16	0	41

1 Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 20 million at December, 31, 2020 and € 41 million as of December 31, 2021, respectively). Due to immateriality, we do not provide any details on the year-over-year development.
Development of allowance for credit losses for off-balance sheet positions
	Dec 31, 2023
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	97	310	0	551
Movements including new business	(39)	(3)	(118)	0	(160)
Transfers due to changes in creditworthiness	11	(4)	(7)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(2)	3	0	2
Balance, end of reporting period	117	88	187	0	393
of which: Financial guarantees	84	37	113	0	233
Provision for Credit Losses excluding country risk[1]	(28)	(7)	(125)	0	(160)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2023
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
267
Deutsche Bank
Annual Report 2023 on Form 20-F

20 –
Transfer of Financial Assets, Assets Pledged and Received as Collateral
The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 1 “Material Accounting Policies and Critical Accounting Estimates”.
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
Information on asset types and associated transactions that did not qualify for derecognition
in € m.	Dec 31, 2023	Dec 31, 2022
Carrying amount of transferred assets
Trading securities not derecognized due to the following transactions:
Repurchase agreements	45,106	30,201
Securities lending agreements	10,155	8,313
Total return swaps	4,483	1,461
Other	5,060	4,480
Total trading securities	64,804	44,455
Other trading assets	138	171
Non-trading financial assets mandatory at fair value through profit or loss	203	1,077
Financial assets at fair value through other comprehensive income	7,080	2,351
Loans at amortized cost[1]	26	104
Others	8,674	3,815
Total	80,924	51,973
Carrying amount of associated liabilities	70,706	43,820

¹Other traded loans where the associated liability is recourse only to the transferred assets had carrying value and fair value of € 20 million and € 0 million as at December 31, 2023 and December 31, 2022 respectively. The associated liabilities had the same carrying value and fair value which resulted in a net position of € 0 million and € 0 million as at December 31, 2023 and December 31, 2022 respectively.
Carrying value of assets transferred to the Group has continuing involvement
in € m.	Dec 31, 2023	Dec 31, 2022
Carrying amount of the original assets transferred
Trading securities	1,043	1,059
Non-trading financial assets mandatory at fair value through profit or loss	317	328
Carrying amount of the assets continued to be recognized
Trading securities	28	34
Non-trading financial assets mandatory at fair value through profit or loss	16	16
Carrying amount of associated liabilities	78	95

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
268
Deutsche Bank
Annual Report 2023 on Form 20-F

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full
	Dec 31,2023			Dec 31,2022
in € m.	Carrying value	Fair value	Maximum Exposure to Loss¹	Carrying value	Fair value	Maximum Exposure to Loss¹
Loans at amortized cost
Securitization notes	389	344	344	357	321	321
Other	0	0	0	0	0	0
Total loans at amortized cost	389	344	344	357	321	321
Financial assets held at fair value through profit or loss
Securitization notes	23	23	23	30	30	30
Non-standard Interest Rate, cross-currency or inflation-linked swap	0	0	0	0	0	0
Total financial assets held at fair value through profit or loss	23	23	23	30	30	30
Financial assets at fair value through other comprehensive income:
Securitization notes	706	592	592	739	629	629
Other	0	0	0	0	0	0
Total financial assets at fair value through other comprehensive income	706	592	592	739	629	629
Total financial assets representing on-going involvement	1,118	959	959	1,126	981	981
Financial liabilities held at fair value through profit or loss
Non-standard Interest Rate, cross-currency or inflation-linked swap	0	0	0	0	0	0
Total financial liabilities representing on-going involvement	0	0	0	0	0	0

1 The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities.
The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full
	Dec 31,2023			Dec 31,2022
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	48	164	7	41	112	(8)
Non-standard Interest Rate, cross-currency or inflation-linked swap	0	0	0	(0)	(0)	0
Net gains/(losses) recognized from on-going involvement in derecognized assets	48	164	7	40	112	(8)

The Group pledges assets primarily as collateral against secured funding and for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described. As at December 31, 2023 the bank had securitized loans of € 0 billion and the secured own bonds were pledged as collateral into the ECBs TLTRO program or market standard securities financing transactions. The encumbered loans below includes this balances.
Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1
in € m.	Dec 31, 2023	Dec 31, 2022
Financial assets at fair value through profit or loss	55,166	37,216
Financial assets at fair value through other comprehensive income	7,222	2,375
Loans	54,148	73,305
Other	9,610	5,306
Total	126,146	118,202

1 Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities.
269
Deutsche Bank
Annual Report 2023 on Form 20-F

Total assets pledged to creditors available for sale or repledge1

in € m.	Dec 31, 2023	Dec 31, 2022
Financial assets at fair value through profit or loss	57,143	40,997
Financial assets at fair value through other comprehensive income	7,073	1,408
Loans	5,428	2,716
Other	7,815	593
Total	77,459	45,715

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
Fair Value of collateral received
in € m.	Dec 31, 2023	Dec 31, 2022
Securities and other financial assets accepted as collateral	379,573	309,107
Of which:
Collateral sold or repledged	324,757	254,856

270
Deutsche Bank
Annual Report 2023 on Form 20-F

21 –
Property and Equipment
in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Property and equipment owned (IAS 16)	Right-of-use for leased assets (IFRS 16)	Total
Cost of acquisition:
Balance as of January 1, 2022	514	2,283	3,102	398	6,297	5,439	11,737
Changes in the group of consolidated companies	0	0	0	0	0	0	0
Additions	0	94	65	178	337	971	1,308
Transfers	0	109	362	(377)	94	78	171
Reclassifications (to)/from “held for sale”	0	(7)	(12)	0	(19)	(0)	(19)
Disposals	11	72	35	0	118	417	535
Exchange rate changes	(1)	27	42	16	84	117	201
Balance as of December 31, 2022	503	2,434	3,523	216	6,676	6,187	12,863
Changes in the group of consolidated companies	0	(8)	7	0	(1)	34	34
Additions	0	84	40	297	422	263	685
Transfers	0	23	193	(50)	167	251	419
Reclassifications (to)/from “held for sale”	(22)	0	0	0	(22)	0	(22)
Disposals	41	113	643	0	798	152	950
Exchange rate changes	1	(27)	(43)	(2)	(71)	(77)	(148)
Balance as of December 31, 2023	441	2,393	3,078	461	6,374	6,507	12,881
Accumulated depreciation and impairment:
Balance as of January 1, 2022	288	1,860	2,095	1	4,244	1,957	6,201
Changes in the group of consolidated companies	0	0	0	0	0	0	0
Depreciation	13	141	194	0	348	573	922
Impairment losses	1	0	4	0	4	6	11
Reversals of impairment losses	4	0	0	0	4	17	21
Transfers	0	61	24	0	86	3	89
Reclassifications (to)/from “held for sale”	0	(6)	(9)	0	(15)	0	(15)
Disposals	11	55	28	0	93	393	486
Exchange rate changes	(1)	20	24	0	43	17	60
Balance as of December 31, 2022	286	2,022	2,304	1	4,613	2,147	6,760
Changes in the group of consolidated companies	0	(10)	(0)	0	(11)	(0)	(11)
Depreciation	9	127	199	0	335	543	878
Impairment losses	7	8	5	0	21	23	43
Reversals of impairment losses	0	0	0	0	0	8	8
Transfers	(0)	17	54	0	71	(41)	29
Reclassifications (to)/from “held for sale”	(19)	0	0	0	(19)	0	(19)
Disposals	20	108	638	0	766	141	907
Exchange rate changes	0	(22)	(25)	(0)	(46)	(24)	(70)
Balance as of December 31, 2023	264	2,033	1,900	1	4,198	2,498	6,696

Carrying amount:
Balance as of December 31, 2022	217	412	1,219	215	2,063	4,040	6,103
Balance as of December 31, 2023	177	360	1,179	460	2,176	4,009	6,185

Depreciation expenses, impairment losses and reversal of impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was € 24 million and € 25 million as of December 31, 2023 and December 31, 2022, respectively.
271
Deutsche Bank
Annual Report 2023 on Form 20-F

Commitments for the acquisition of property and equipment were € 96 million at year-end 2023 and € 150 million at year-end 2022.
The Group leases many assets including land and buildings, vehicles and IT equipment for which it records right-of-use assets. During 2023, additions to right-of-use assets amounted to € 263 million and largely reflected new real estate leases. Depreciation charges of € 543 million recognized in 2023 mainly resulted from planned consumption of right-of-use assets for property leases over their contractual terms. The carrying amount of right-of-use assets of € 4.0 billion included in Total Property and equipment as of December 31, 2023 predominantly represented leased properties of € 4.0 billion and vehicle leases of € 13 million. For more information on the Group´s leased properties and related disclosures required under IFRS 16, please refer to Note 22 “Leases”.
272
Deutsche Bank
Annual Report 2023 on Form 20-F

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
As of December 31, 2023 (December 31, 2022), the Group recorded right-of-use assets on its balance sheet with a carrying amount of € 4.0 billion (€ 4.0 billion), which are included in Property and equipment. The right-of-use assets predominantly represented leased properties of € 4.0 billion (€ 4.0 billion) and vehicle leases of € 13 million (€ 10 million). For more information on the year-to-date development of right-of-use assets, please refer to Note 21 “Property and Equipment”.
Corresponding to the recognition of the right-of-use assets, as of December 31, 2023 (December 31, 2022), the Group recorded lease liabilities on its balance sheet with a carrying amount of € 4.5 billion (€ 4.5 billion), which are included in Other liabilities.
As of December 31, 2023, the lease liabilities included the discounted value of future lease payments of € 477 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The lease has a fixed term through to the end of 2036, with options to extend the lease for two additional five-year periods to the end of 2046.
During 2023 and 2022, interest expenses recorded from the compounding of the lease liabilities amounted to € 113 million and € 85 million, respectively. The contractual maturities for the undiscounted cash flows from these liabilities are shown in Note 31 “Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities”.
Expenses recognized in 2023 (2022) relating to short-term leases and leases of low-value assets, for which the Group decided to apply the recognition exemption under IFRS 16 (and thus not to record right-of-use assets and corresponding lease liabilities on the balance sheet), amounted to € 1 million (€ 1 million) and € 0 million (€ 0 million), respectively.
Income recorded in 2023 (2022) from the subletting of right-of-use assets totaled € 29 million (€ 29 million).
The total cash outflow for leases for 2023 (2022) was € 645 million (€ 691 million) and represented mainly expenditures made for real estate rentals over € 638 million (€ 683 million). Of the total cash outflow amount, payments of € 534 million (€ 607 million) were made for the principal portion of lease liabilities, payments of € 111 million (€ 84 million) were made for the interest portion.
Total future cash outflows to which the Group as a lessee is potentially exposed, that are not reflected in the measurement of the lease liabilities, mainly include potential payment exposures arising from extension options (2023: € 4.9 billion) and future payments for leases not yet commenced, but to which the Group is committed (2023: € 40 million). Their expected maturities are shown in the table below.
Future cash outflows to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities
in € m.	Dec 31, 2023	Dec 31, 2022
Future cash outflows not reflected in lease liabilities:
Not later than one year	14	14
Later than one year and not later than five years	590	613
Later than five years	4,318	5,226
Future cash outflows not reflected in lease liabilities	4,922	5,852

273
Deutsche Bank
Annual Report 2023 on Form 20-F

23 –
Goodwill and Other Intangible Assets

Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2023, and December 31, 2022, are shown below by cash-generating units.
The Group’s business operations are organized under the following divisional structure: Corporate Bank, Investment Bank, Private Bank and Asset Management. The corporate divisions are considered CGUs.
Please also refer to Note 4 “Business Segments and Related Information” for more information regarding changes in the presentation of segment disclosures.
Goodwill allocated to cash-generating units
in € m.	Investment Bank	Corporate Bank	Asset Manage- ment	Private Bank	Total
Balance as of January 1, 2022	0	0	2,806	0	2,806
Goodwill acquired during the year	0	0	0	0	0
Purchase accounting adjustments	0	0	0	0	0
Transfers	0	0	0	0	0
Reclassification from (to) “held for sale”	0	0	0	0	0
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0
Impairment losses[1]	0	0	0	0	0
Exchange rate changes/other	0	0	113	0	113
Balance as of December 31, 2022	0	0	2,919	0	2,919
Gross amount of goodwill	4,079	629	3,408	3,717	11,834
Accumulated impairment losses	(4,079)	(629)	(489)	(3,717)	(8,915)
Balance as of January 1, 2023	0	0	2,919	0	2,919
Goodwill acquired during the year	235	0	0	0	235
Purchase accounting adjustments	0	0	0	0	0
Transfers	0	0	0	0	0
Reclassification from (to) “held for sale”	0	0	(7)	0	(7)
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0
Impairment losses[1]	(233)	0	0	0	(233)
Exchange rate changes/other	(2)	0	(63)	0	(65)
Balance as of December 31, 2023	0	0	2,849	0	2,849
Gross amount of goodwill	4,175	615	3,336	3,723	11,848
Accumulated impairment losses	(4,175)	(615)	(487)	(3,723)	(9,000)

1 Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.
Following the acquisition of Numis Corporation Plc on October 13, 2023 (see Note 3), the purchase price allocation for the business combination resulted in the recognition of goodwill for € 235 million which was allocated to the Investment Bank CGU. Given the valuation of the Investment Bank CGU with a continued shortfall of its recoverable amount versus its carrying amount, the goodwill was considered impaired and fully written off in the fourth quarter 2023.
Changes in goodwill in 2022 only included foreign exchange rate movements of Asset Management goodwill held in non-Group currencies.
Changes in goodwill in 2021 related to the reclassification of € 56 million of Asset Management goodwill to assets held for sale, following the designated sale of DWS’ digital investment platform to a joint venture with BlackFin and foreign exchange rate movements. Following the acquisition of a payment service provider (Better Payment Germany GmbH) in September 2021 (see Note 3), as part of the purchase price allocation the Group had recorded goodwill of € 5 million assigned to the Corporate Bank CGU. Given the valuation of the CGU continued to have a shortfall of its recoverable amount versus its carrying amount, the newly acquired goodwill was considered impaired and fully written off in 2021.
274
Deutsche Bank
Annual Report 2023 on Form 20-F

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to the appropriate CGU on the basis as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”. The Group’s primary CGUs are as outlined above. Asset Management’s goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of the CGU with its carrying amount. In addition, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. The Asset Management CGU was the only goodwill carrying CGU to be tested for annual impairment in 2021, 2022 and 2023. The impairment tests conducted on Asset Management in these periods did not result in an impairment loss as the recoverable amounts of the Asset Management CGU were higher than the respective carrying amounts.
A review of the Group’s strategy or certain political or global risks for the banking industry, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion could result in an impairment of goodwill in the future.
Carrying Amount
The carrying amount of a primary CGU is derived using a capital allocation model based on the Shareholders’ Equity Allocation Framework of the Group (please refer to Note 4, “Business Segments and Related Information” for more details). The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (AT1 Notes), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as additional equity components in accordance with IFRS. Total equity is adjusted for an add-on adjustment for goodwill attributable to noncontrolling interests.
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
The DCF model uses earnings projections and respective capitalization assumptions based on five-year financial plans as well as longer term expectations on the impact of regulatory developments, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate for the Asset Management CGU of up to 3.0% (2022: up to 3.0%). This is based on projected revenue forecasts of the CGU as well as expectations for the development of gross domestic product and inflation and is captured in the terminal value.
Key Assumptions and Sensitivities
Key Assumptions: The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the discount rates. For the Asset Management CGU, the discount rates (after tax) applied for 2023 and 2022 were 10.9% and 10.3%, respectively.
Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.
275
Deutsche Bank
Annual Report 2023 on Form 20-F

Key management assumptions are:
Primary goodwill- carrying cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Asset Management
— Maintaining leadership in mature markets (e.g., Equity, Multi-Asset and Fixed income)
— Expanding true areas of strength like Xtrackers and Alternatives
— Further build out digital capabilities
— Expand distribution partnerships to expand its global business
— Continue a multi-year execution to replace core infrastructure platforms

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
Change in certain key assumptions to cause the recoverable amount to equal the carrying amount
Change in Key Assumptions	Asset Management
Discount rate (post tax) increase
from	10.9%
to	12.0%
Change in projected future earnings in each period by	(10.9) %
Long term growth rate
from	3.0%
to	0.9%

276
Deutsche Bank
Annual Report 2023 on Form 20-F

Other Intangible Assets
Changes of other intangible assets by asset classes for the years ended December 31, 2023 and December 31, 2022
	Purchased intangible assets							Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized				Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:
Balance as of January 1, 2022	1,017	440	1,457	1,398	70	789	2,257	9,018	12,732
Additions	0	0	0	0	0	45	45	1,145	1,191
Changes in the group of consolidated companies	0	0	0	0	0	(6)	(6)	(20)	(26)
Disposals	0	0	0	0	0	37	37	122	160
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	(32)	(32)
Transfers	0	0	0	(9)	0	0	(9)	0	(9)
Exchange rate changes	67	0	67	32	0	0	32	128	226
Balance as of December 31, 2022	1,083	441	1,524	1,421	70	792	2,283	10,116	13,923
Additions	0	0	0	56	0	66	122	1,314	1,436
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0	71	72
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	(4)	(4)	0	(4)
Exchange rate changes	(37)	0	(37)	(21)	0	0	(21)	(72)	(130)
Balance as of December 31, 2023	1,046	440	1,486	1,456	70	854	2,380	11,288	15,154
Accumulated amortization and impairment:
Balance as of January 1, 2022	257	439	696	1,383	70	662	2,115	5,904	8,714
Amortization for the year	0	0	0	3	0	37	40	980	1,020[1]
Changes in the group of consolidated companies	0	0	0	0	0	(6)	(6)	(20)	(26)
Disposals	0	0	0	0	0	35	35	122	157
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	(25)	(25)
Impairment losses	68	0	68	0	0	0	0	30	98[2]
Reversals of impairment losses	0	0	0	3	0	0	3	0	3[3]
Transfers	0	0	0	3	0	0	3	0	3
Exchange rate changes	17	0	17	31	0	0	31	78	126
Balance as of December 31, 2022	342	439	781	1,417	70	659	2,146	6,824	9,750
Amortization for the year	0	0	0	3	0	35	38	1,027	1,064[4]
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0	71	72
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	0	0	24	24[5]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	(3)	(3)	0	(3)
Exchange rate changes	(12)	0	(12)	(20)	0	(1)	(21)	(54)	(87)
Balance as of December 31, 2023	330	439	769	1,399	70	690	2,159	7,749	10,676
Carrying amount:
As of December 31, 2022	741	2	743	4	0	133	137	3,293	4,173
As of December 31, 2023	716	1	717	57	0	164	221	3,539	4,478

1 € 1.0 billion were included in general and administrative expenses.
2 € 98 million were comprised of impairments on retail investment management agreements recorded in impairment of goodwill and other intangible assets of € 68 million and of € 30 million€ 30 million on self-developed software recorded in general and administrative expenses.
3 € 3 million were a reversal of impairment losses on customer-related intangibles recorded in general and administrative expenses.
4 € 1.1 billion were included in general and administrative expenses.
5 € 24 million were impairment losses on self-developed software recorded in general and administrative expenses.
277
Deutsche Bank
Annual Report 2023 on Form 20-F

Amortizing Intangible Assets
In 2023, amortizing intangible assets increased by € 330 million. This includes amortization expenses of € 1.1 billion, mostly for the scheduled consumption of capitalized software (€ 1.1 billion) and the impairment of current platform software as well as software under construction (€ 24 million). Additions to internally generated intangible assets of € 1.3 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A stronger euro exchange rate against major currencies accounted for net negative exchange rate changes of € (19) million.
In 2022, amortizing intangible assets increased by € 173 million. This includes amortization expenses of € 1.0 billion, mostly for the scheduled consumption of capitalized software (€ 1.0 billion) and the impairment of current platform software as well as software under construction (€ 30 million). Additions to internally generated intangible assets of € 1.1 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 50 million.
In 2021, amortizing other intangible assets remained nearly unchanged, decreasing only slightly by € 22 million. This reflects amortization expenses of € 1.0 billion, mostly for the scheduled consumption of capitalized software (€ 1.0 billion) and the impairment of current platform software as well as software under construction (€ 149 million). Additions to internally generated intangible assets of € 1.1 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software compensated for the decrease in net book value. A weaker euro exchange rate against major currencies accounted for positive exchange rate changes of € 42 million.
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
Retail investment management agreements: These assets, amounting to € 716 million , relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management CGU. Retail investment management agreements are contracts that give Asset Management the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable at minimal cost, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of acquisition of Zurich Scudder Investments, Inc. in 2002.
The recoverable amount was calculated as fair value less costs of disposal using the multi-period excess earnings method applying a five-year plan and the fair value measurement was categorized as Level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast, the effective fee rate and discount rate as well as the terminal value growth rate. The discount rate (cost of equity) applied in the annual impairment test was 10.9 % in 2023 ( 10.6 % in 2022). The terminal value growth rate applied for 2023 was 3.4% (for 2022 3.8% ).
As of December 31, 2023, the impairment analysis did not result in an impairment. As of December 31, 2022, an impairment loss of € 68 million was recognized in the Group’s income statement within impairment of goodwill and other intangible assets, due to net outflows and change in discount rate to 10.9 % in the fourth quarter 2022.
278
Deutsche Bank
Annual Report 2023 on Form 20-F

24 –
Non-Current Assets and Disposal Groups Held for Sale
Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.
in € m.	Dec 31, 2023	Dec 31, 2022
Loans, net	0	40
Total assets classified as held for sale	0	40

Investment contract liabilities	0	208
Total liabilities classified as held for sale	0	208

As of December 31, 2023, and December 31, 2022, no unrealized gains (losses) relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).
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
Sale of the Italian financial advisors business to Zurich Italy
In August 2021, Deutsche Bank and Zurich Insurance Group Italy (“Zurich Italy”) reached an agreement with Zurich Italy Bank S.p.A. to acquire Deutsche Bank’s Financial Advisors business in Italy. Closing of the sale was announced on October 17, 2022. Under the terms of the agreement, a total of  1,085 Financial Advisors,  96 employees, and approximately € 16 billion in assets under management (of which € 1 billion Discretionary Portfolio Management still managed by Deutsche Bank) have passed to Zurich Bank Italy S.p.A. The pre-tax gain on sale totaled € 312 million and was recorded in the Private Bank segment results in the fourth quarter of 2022.
279
Deutsche Bank
Annual Report 2023 on Form 20-F

25 –
Other Assets and Other Liabilities
in € m.	Dec 31, 2023	Dec 31, 2022
Brokerage and securities related receivables
Cash/margin receivables	40,157	50,394
Receivables from prime brokerage	5	4
Pending securities transactions past settlement date	1,801	2,385
Receivables from unsettled regular way trades	30,603	18,467
Total brokerage and securities related receivables	72,566	71,250
Debt Securities held to collect	21,853	25,500
Accrued interest receivable	4,158	3,588
Assets held for sale	0	40
Assets related to insurance business	92	6
Other	16,028	17,740
Total other assets	114,698	118,124

in € m.	Dec 31, 2023	Dec 31, 2022
Brokerage and securities related payables
Cash/margin payables	49,516	62,824
Payables from prime brokerage	18	24
Pending securities transactions past settlement date	2,641	2,982
Payables from unsettled regular way trades	29,365	16,882
Total brokerage and securities related payables	81,539	82,711
Accrued interest payable	4,785	2,826
Liabilities held for sale	0	208
Lease liabilities	4,493	4,470
Liabilities related to insurance business	87	1
Other	22,114	23,433
Total other liabilities	113,018	113,648

For further details on the assets and liabilities held for sale, please refer to Note 24 “Non-Current Assets and Disposal Groups Held for Sale”.
26 –
Deposits
in € m.	Dec 31, 2023	Dec 31, 2022
Noninterest-bearing demand deposits	187,078	253,989
Interest-bearing deposits
Demand deposits	162,444	131,726
Time deposits	188,468	158,851
Savings deposits	87,496	84,617
Total interest-bearing deposits	438,408	375,195
Total deposits	625,486	629,183

280
Deutsche Bank
Annual Report 2023 on Form 20-F

27 –
Provisions

Movements by Class of Provisions
in € m.	Operational Risk	Civil Litigation	Regulatory Enforcement	Re- structuring	Other	Total[1]
Balance as of January 1, 2022	42	644	475	582	448	2,192
Changes in the group of consolidated companies	0	0	0	0	(0)	(0)
New provisions	14	285	290	3	653	1,246
Amounts used	3	136	216	201	582	1,138
Unused amounts reversed	8	166	0	137	110	421
Effects from exchange rate fluctuations/Unwind of discount	(0)	1	23	0	1	26
Transfers	0	(1)	(3)	1	(13)	(16)
Balance as of December 31, 2022	45	627	570	248	398	1,888
Changes in the group of consolidated companies	(1)	(2)	(0)	(2)	4	(1)
New provisions	8	881	109	287	709	1,993
Amounts used	4	328	196	132	604	1,264
Unused amounts reversed	8	73	339	69	82	570
Effects from exchange rate fluctuations/Unwind of discount	0	18	(13)	0	1	6
Transfers	(1)	1	(1)	0	(5)	(6)
Balance as of December 31, 2023	40	1,124	129	333	421	2,047

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed
Classes of Provisions
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
281
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2023 and December 31, 2022 are set forth in the table above. For some matters when the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provision was recognized.
For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that, as of December 31, 2023, these contingent liabilities are approximately € 1.9 billion for civil litigation matters (December 31, 2022: € 1.8 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2022: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. If the Group’s best estimate is within a range, the amount at the top of the range is disclosed for contingent liabilities.
For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.
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
282
Deutsche Bank
Annual Report 2023 on Form 20-F

Current Individual Proceedings
Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, as well as other significant matters; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters also include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss. Matters are presented below in English-language alphabetical order based on the titles the Group has used for them.
Biscayne . On July 6, 2021, the bank and several Group entities were named as defendants in a civil litigation filed in the U.S. District Court for the Southern District of Florida, alleging that the defendants facilitated or negligently failed to uncover a scheme orchestrated by certain bank customers referred to as the “Biscayne” entities. The action was brought by the liquidators appointed for these entities. The matter proceeded to trial in April 2023 and resulted in an adverse jury trial verdict of U.S. $ 95 million. The bank appealed the verdict to the Eleventh Circuit Court of Appeals. On January 22, 2024, the parties executed a settlement agreement pursuant to which the bank will pay the liquidators U.S. $ 43.5 million, and all claims against the bank and the Group entities will be dismissed. The settlement was approved by the U.S. Bankruptcy Court for the Southern District of Florida on February 28, 2024.
Consent Order and Written Agreement with the Federal Reserve . On July 19, 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas and DWS USA Corporation entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the bank entered into with the Federal Reserve in 2015 and 2017. The Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the bank’s U.S. operations, and finds that the bank must continue to implement additional improvements. The Consent Order requires Deutsche Bank to pay a civil monetary penalty of U.S. $ 186 million, including U.S. $ 140 million for the violations alleged with respect to the post-settlement sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S. $ 46 million for unsafe or unsound practices stemming from the bank’s handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.
Cum-ex Investigations and Litigations . Deutsche Bank has received inquiries from law enforcement authorities, including requests for information and documents, in relation to cum-ex transactions of clients. “Cum-ex” refers to trading activities in German shares around dividend record dates (trade date before and settlement date after dividend record date) for the purpose of obtaining German tax credits or refunds in relation to withholding tax levied on dividend payments, including transaction structures that have resulted in more than one market participant claiming such credit or refund with respect to the same dividend payment. Cum-ex transactions are regarded as criminal tax evasion by German courts. Deutsche Bank is cooperating with the law enforcement authorities in these matters.
The Public Prosecutor in Cologne (Staatsanwaltschaft Köln, “CPP”) has been conducting a criminal investigation since August 2017 concerning two former employees of Deutsche Bank in relation to cum-ex transactions of certain former clients of the bank. In October 2022, the CPP conducted a search at Deutsche Bank’s offices in Frankfurt and Eschborn. Based on the search warrant the CPP expanded the scope of the investigation. Current and former Deutsche Bank employees and seven former Management Board members are included in the investigation. The investigation is still at an early stage and the scope of the investigation may be further broadened. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP.
In May 2021, Deutsche Bank learned through an information request received by Deutsche Oppenheim Family Office AG (DOAG) as legal successor of Sal. Oppenheim jr. & Cie. AG & Co. KGaA (Sal. Oppenheim) that the CPP in 2021 opened a criminal investigation proceeding in relation to cum-ex transactions against unknown former personnel of Sal. Oppenheim. DOAG provided the requested information.
On July 12, 2023, Deutsche Bank as legal successor of Deutsche Postbank AG was informed by the CPP that the CPP has opened a new separate criminal cum-ex investigation against unnamed personnel of former Deutsche Postbank AG.
283
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank acted as participant in and filed withholding tax refund claims through the electronic refund procedure (elektronisches Datenträgerverfahren) on behalf of, inter alia, two former custody clients in connection with their cum-ex transactions. In February 2018, Deutsche Bank received from the German Federal Tax Office (Bundeszentralamt für Steuern, “FTO”) a demand of approximately € 49 million for tax refunds paid to a former custody client. Deutsche Bank expects to receive a formal notice for the same amount. In December 2019, Deutsche Bank received a liability notice from the FTO requesting payment of € 2.1 million in connection with tax refund claims Deutsche Bank had submitted on behalf of another former custody client, which Deutsche Bank paid in early 2020. In July 2022, Deutsche Bank filed a claim against the payment with the Fiscal Court of Cologne (Finanzgericht Köln).

In 2018, The Bank of New York Mellon SA/NV (BNY) informed Deutsche Bank of its intention to seek indemnification for potential cum-ex related tax liabilities incurred by BHF Asset Servicing GmbH (BAS) and/or Frankfurter Service Kapitalanlage-GmbH (“Service KAG”, now named BNY Mellon Service Kapitalanlage-Gesellschaft mbH). Deutsche Bank had acquired BAS and Service KAG as part of the acquisition of Sal. Oppenheim in 2010 and sold them to BNY later that year. BNY estimated the potential tax liability to be up to € 120 million (excluding interest of 6% p.a.). In late 2020, counsel to BNY informed Deutsche Bank that BNY and/or Service KAG (among others) have received notices from tax authorities in the estimated amount with respect to cum-ex related trades by certain investment funds in 2009 and 2010. BNY has filed objections against the notices. Following receipt of payment orders from tax authorities in the amount of € 118.3 million in relation to the investment funds and after consultation with Deutsche Bank, BNY paid € 53.6 million to tax authorities. A further € 50.9 million were paid by third parties. In addition, BNY received from the Frankfurt Tax Office regarding one of the investment funds a notice and payment request regarding penalty interest (Hinterziehungszinsen) in the amount of € 11.6 million. BNY, after consultation with Deutsche Bank, applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the payment request which is now pending at the Fiscal Court of Hesse (Hessisches Finanzgericht).
In December 2023, Deutsche Bank received hearing letters from the German Federal Tax Office (Bundeszentralamt für Steuern) regarding two third party investment funds that engaged in cum-ex trades in 2009. Deutsche Bank had provided services and financing to investors in the funds. Both funds received an aggregate of € 87 million in cum-ex withholding tax refunds in 2009. In February 2024, Deutsche Bank responded to the hearing letters.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
FX Derivatives Products Investigations and Litigation. Following an internal investigation into the historical sales of certain FX derivatives products, Deutsche Bank is providing information to and otherwise cooperating with its regulators. In December 2023, the Spanish National Securities Market Commission (CNMV) announced it will initiate proceedings against Deutsche Bank, S.A.E. for advisory services provided to Spanish clients in relation to FX derivative products. Separately, in September 2021, Deutsche Bank was served with a claim that was filed in the High Court of England and Wales by four companies within the Palladium Hotels Group (PHG). PHG is claiming restitution or damages for alleged losses estimated at € 500 million in respect of FX derivatives trades entered into with Deutsche Bank between 2013 and 2019. They allege that the trades were mis-sold by Deutsche Bank and that one of the four PHG claimants lacked legal capacity to enter into some of the trades. Deutsche Bank has filed a defense disputing the claim. In January 2024, PHG filed amended pleadings to include additional allegations of fraudulent misrepresentation. Deutsche Bank filed an amended defense in February 2024 which disputes the new allegations. Trial is scheduled to commence in early 2025.
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
In 2018, a group of asset managers opted out of a consolidated class settlement and filed litigation on an individual basis, alleging a conspiracy between traders at 16 banks to manipulate FX benchmark rates and to widen FX currency pair spreads in the period 2003 to 2013 (Allianz, et al. v. Bank of America Corporation, et al.). Defendants’ motion to dismiss was granted and denied in part in 2020, and the plaintiffs filed a third amended complaint. Deutsche Bank has also been named as a defendant in an amended and consolidated class action filed in Israel. This action asserts factual allegations similar to those made in the consolidated action in the United States and seeks damages pursuant to Israeli antitrust law as well as other causes of action. This action is in preliminary stages.
In 2020, Deutsche Bank was named in an action issued in the UK High Court of Justice (Commercial Court) brought by many of the same plaintiffs who brought Allianz, et al. v. Bank of America Corporation, et al. referred to above. The claim is based upon factual allegations similar to those made in Allianz, et al. v. Bank of America Corporation, et al. In March 2022, the High Court ordered that the proceedings be transferred to the UK Competition Appeal Tribunal. Deutsche Bank has reached an agreement to resolve the Allianz proceedings in the U.S. and UK In May 2023, both the U.S. and UK proceedings were dismissed in their entirety.
284
Deutsche Bank
Annual Report 2023 on Form 20-F

In May 2021, Deutsche Bank S.A. – Banco Alemao was named in a civil antitrust action brought in the São Paulo Civil Court of Central Jurisdiction by the Association of Brazilian Exporters (AEB) against certain FX dealers and affiliated financial institutions in Brazil. This action asserts factual allegations based on conduct investigated by the Brazilian competition authority, CADE, and seeks damages pursuant to Brazilian antitrust law. In February 2022, the presiding judge dismissed the action on the basis that the action was not appropriate for a class proceeding. AEB has appealed the decision. Deutsche Bank has not yet been served.
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
From 2013 through 2017, Deutsche Bank entered into settlements with the European Commission, the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the UK Financial Conduct Authority (FCA), the New York State Department of Financial Services (DFS) and other regulators with respect to interbank and dealer offered rates matters. Other investigations of Deutsche Bank concerning the setting of various interbank and/or dealer offered rates remain ongoing.
The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to seriously prejudice their outcome.
Overview of Civil Litigations. Deutsche Bank is party to four U.S. civil actions concerning alleged manipulation relating to the setting of various interbank and/or dealer offered rates which are described in the following paragraphs, as well as actions pending in the UK, Israel, Argentina and Spain. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All of the U.S. civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR.
Claims for damages for all four of the U.S. civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act, federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
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
In 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs filed appeals of that ruling. In December 2021, the Second Circuit affirmed the district court’s decision on antitrust standing grounds but reversed the court’s decision on personal jurisdiction grounds, and it remanded the cases to the district court for further proceedings. In March 2022, defendants (including Deutsche Bank) filed a petition for a writ of certiorari to the U.S. Supreme Court to review the Court of Appeals’ decision. The U.S. Supreme Court denied defendants’ petition in June 2022.
In October 2023, plaintiffs in a formerly stayed class action pending as part of the U.S. dollar LIBOR MDL (National Asbestos Workers Pension Fund, et al. v. Bank of America Corp., et al.) filed a notice of voluntary dismissal, dismissing their case in its entirety.
285
Deutsche Bank
Annual Report 2023 on Form 20-F

In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, alleging that U.S. dollar LIBOR has been suppressed through the present. In September 2022, the court granted the defendants’ motion to dismiss, but granted plaintiffs leave to amend. Later in 2022, the plaintiffs filed an amended complaint, and the defendants filed a motion to dismiss the amended complaint, which the court granted in October 2023. Plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit and an amended notice of appeal in November 2023.
There is a further UK civil action regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance Corporation (FDIC) acting as receiver for 19 failed financial institutions headquartered in the U.S., in which a claim for damages has been asserted pursuant to EU, UK and U.S. state laws. In February 2022, following a ruling issued by the U.S. Court of Appeals for the Second Circuit in relation to USD LIBOR antitrust claims, the UK LIBOR proceedings were stayed until July 2022, to allow for clarification of the position in relation to the parallel proceedings brought by the FDIC against Deutsche Bank in the U.S. The FDIC filed an application to reinstate proceedings in the United States in July 2022. Following the expiration of the UK stay, at a case management conference that took place in December 2022, the UK Court ordered a trial of a sample of three of the failed financial institutions. This ‘sample bank’ trial has been listed for a 19-week trial in February 2026. In December 2022, the SDNY granted the FDIC’s application to reinstate certain of its claims against Deutsche Bank (and the other foreign defendants) in the U.S. to the extent these claims survived a motion to dismiss on the merits and subject to defendants’ reservation of rights to dispute the claims in the future.
A further class action regarding LIBOR has been filed in Argentina seeking damages for losses allegedly suffered by holders of Argentine bonds with interest rates based on LIBOR. Deutsche Bank is defending this action.
GBP LIBOR and CHF LIBOR. Putative class actions alleging manipulation of GBP LIBOR and CHF LIBOR were pending but have been settled, with final approvals granted in 2023, in the amounts of U.S. $ 5 million and U.S. $ 13 million, respectively. Accordingly, the actions are no longer reflected in the litigation provisions.
Jeffrey Epstein Matters. In December 2018, Deutsche Bank began the process to terminate its client relationship with Jeffrey Epstein, which began in August 2013. Since Epstein’s arrest in July 2019, Deutsche Bank provided information to and cooperated with various regulatory and law enforcement agencies concerning the bank’s former client relationship with Epstein (individually, and through related parties and entities), completed an internal investigation into the Epstein relationship, and entered into settlements to resolve certain regulatory and litigation matters, as outlined below.
In 2020, the DFS issued a Consent Order, finding that Deutsche Bank violated New York State banking laws in connection with its relationships with three former Deutsche Bank clients, Danske Bank’s Estonia branch, Jeffrey Epstein and FBME Bank, and imposing a U.S. $ 150 million civil penalty in connection with these three former relationships, which Deutsche Bank paid in the third quarter of 2020. The Bank was also named as a defendant in a securities class action in the U.S. District Court for the SDNY that included allegations relating to the bank’s relationship with Epstein and other entities. In September 2022, the parties reached a class action settlement in the amount of U.S. $ 26.3 million, which the Court approved in an order dated February 6, 2023.
In addition, on November 24, 2022, Deutsche Bank was named as a defendant in a class action complaint filed in the U.S. District Court for the SDNY by an unnamed alleged sex trafficking victim of Epstein, alleging claims against the bank under the Trafficking Victims Protection Act, Racketeer Influenced and Corrupt Organizations Act and New York state law in connection the bank’s former client relationship with Epstein. In May 2023, the parties reached a class action settlement in the amount of U.S. $ 75 million, which the Court approved in an order dated October 20, 2023.
On December 26, 2023, Deutsche Bank and the Attorney General of New Mexico (“NMAG”) announced a U.S. $ 5 million pledge by Deutsche Bank to fund additional resources to prevent, investigate, and prosecute human trafficking in the state of New Mexico. Deutsche Bank made that pledge following the NMAG’s ongoing investigation into various financial services firms’ banking relationships with Epstein.
On November 23, 2023, Deutsche Bank AG, Deutsche Bank AG New York Branch, and Deutsche Bank Trust Company Americas (DBTCA) were named as defendants in a complaint filed in New York State Supreme Court by an alleged victim of Epstein. However, Deutsche Bank has still not been served in this action. The complaint, amended on December 31, 2023, contains the same Trafficking Victims Protection Act and New York law claims that were filed in the recently settled class action complaint in the U.S. District Court for the SDNY mentioned above.
286
Deutsche Bank
Annual Report 2023 on Form 20-F

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On August 19, 2011, the Korean Prosecutor’s Office indicted DSK and four employees of the Deutsche Bank group on charges of spot/futures-linked market manipulation. In January 2016, the Seoul Central District Court rendered guilty verdicts against a DSK trader and DSK. A criminal fine of KRW 1.5 billion (less than € 2 million) was imposed on DSK. The criminal trial verdicts against both the DSK trader and against DSK were overturned on appeal in a decision rendered by the Seoul High Court in December 2018. The Korean Prosecutor’s Office’s appeal of the Seoul High Court decision was finally dismissed by the Supreme Court of South Korea on December 21, 2023.
In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200. The one outstanding claim was finally dismissed by the Supreme Court of South Korea on December 21, 2023.
Monte Dei Paschi. In March 2013, Banca Monte dei Paschi di Siena (MPS) initiated civil proceedings in Italy against Deutsche Bank alleging that Deutsche Bank assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions with MPS and “Santorini”, a wholly owned special-purpose vehicle of MPS, which helped MPS defer losses on a previous transaction undertaken with Deutsche Bank. In December 2013, Deutsche Bank reached an agreement with MPS to settle the civil proceedings and the transactions were unwound.
A criminal investigation was launched by the Siena Public Prosecutor into the transactions entered into by MPS with Deutsche Bank and certain unrelated transactions entered into by MPS with other parties. Such investigation was moved in summer 2014 from Siena to the Milan Public Prosecutors as a result of a change in the alleged charges being investigated. In October 2016, the Milan court committed all defendants in the criminal proceedings to trial.
In November 2019, the Milan court issued its verdicts, finding five former employees and one current employee of Deutsche Bank guilty and sentencing them to either 3 years and 6 months or 4 years and 8 months. Deutsche Bank was found liable under Italian Legislative Decree n. 231/2001 and the court ordered the seizure of alleged profits of € 64.9 million and a fine of € 3 million. The Court also found Deutsche Bank had civil vicarious liability for damages (to be quantified by the civil court) as an employer of the current and former employees who were convicted. The sentences and fines were not due until the conclusion of any appeal process. Following appeals filed by Deutsche Bank and the six former or current employees, in 2022, the Milan Court of Appeal acquitted all the Deutsche Bank defendants from all the charges, found Deutsche bank not liable under Italian Legislative Decree n. 231/2001, revoked the confiscation of € 64.9 million and the fine of € 3 million ordered against Deutsche Bank, and revoked the finding of civil vicarious liability for damages. The Public Prosecutor filed an appeal against the Milan Court of Appeal verdicts before the Supreme Court in November 2022. On October 11, 2023, the Supreme Court declared the Public Prosecutor’s appeal inadmissible and confirmed the acquittal decisions of the Milan Court of Appeal, which are now therefore final. While the criminal proceedings are concluded, there nonetheless remains the possibility of potential future civil claims.
In May 2018, CONSOB, the authority responsible for regulating the Italian financial markets, issued fines of € 100,000 each against the six current and former employees of Deutsche Bank who are defendants in the criminal proceedings. The six individuals were also banned from performing management functions in Italy and for Italian based institutions for three to six months each. No separate fine or sanction was imposed on Deutsche Bank, but it is jointly and severally liable for the six current/former Deutsche Bank employees’ fines. In June 2018, Deutsche Bank and the six individuals filed an appeal in the Milan Court of Appeal challenging CONSOB’s decision. In December 2020, the Milan Court of Appeal allowed the appeals filed by Deutsche Bank and the six current and former employees and annulled the resolution sanctioning them. CONSOB filed an appeal to the Supreme Court against the decision in June 2021. Deutsche Bank and the six individuals have opposed the appeal.
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
287
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank is a defendant in an action related to RMBS offerings brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds, and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In May 2022, the FDIC voluntarily dismissed its claim with respect to one of the RMBS offerings and Deutsche Bank filed a motion for summary judgment seeking dismissal of the remaining claim. Deutsche Bank's motion has been fully briefed as of July 2022. Discovery is stayed pending resolution of Deutsche Bank's motion.
Deutsche Bank is a defendant in cases concerning two RMBS trusts that were brought initially by RMBS investors and subsequently by HSBC, as trustee, in New York state court. The cases allege breaches of Deutsche Bank’s purported duty to notify the trustee of breaches of loan-level representations and warranties in the ACE Securities Corp. 2006-FM1 and ACE Securities Corp. 2007-ASAP1 RMBS offerings, respectively. The cases originally asserted claims against Deutsche Bank for breaches of representations and warranties, but those claims were dismissed as untimely, and the appellate court affirmed in April 2019. Discovery is ongoing.
In October 2019, plaintiffs filed two complaints (one by HSBC as trustee and one by certificateholders) seeking to revive, under Section 205(a) of the New York Civil Practice Law and Rules, the untimely breach of representations and warranties claims as to which dismissal was affirmed in the case concerning ACE 2006-FM1. The trial court dismissed the certificateholder action, and the First Department affirmed in 2022. The certificateholders filed a motion for leave to appeal to the Court of Appeals, which was denied on February 20, 2024. The trial court also dismissed the trustee revival action filed by HSBC. In November 2022, HSBC filed an appeal that remains pending.
In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.
Mortgage-Related and Asset-Backed Securities – Trustee Civil Litigation. Deutsche Bank’s U.S. subsidiaries Deutsche Bank National Trust Company (DBNTC) and DBTCA (collectively, the “Trustees”) are defendants in two separate civil lawsuits, and DBNTC is a defendant in a third civil lawsuit, brought by investors concerning the Trustees’ role as trustees of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the U.S. Trust Indenture Act of 1939, based on the Trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts.
The three lawsuits include actions by (a) the National Credit Union Administration Board (NCUA), as an investor in 18 trusts that allegedly suffered total realized collateral losses of more than U.S. $ 3.7 billion; (b) Commerzbank AG, as an investor in 50 RMBS trusts, alleging hundreds of millions of dollars in losses; and (c) IKB International, S.A. in liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 15 RMBS trusts, originally seeking more than U.S. $ 268 million of damages before IKB voluntarily discontinued its claims as to certain RMBS certificates. In the NCUA case, DBNTC’s motion to dismiss the amended complaint was granted in part and denied in part, dismissing NCUA’s tort claims but preserving its breach-of-contract claims. Both parties filed motions for partial summary judgment, and those motions are fully briefed and pending before the court. In February 2022, the court in the Commerzbank case granted in part and denied in part DBNTC’s and DBTCA’s motion for summary judgment, dismissing all of the tort claims and dismissing the breach of contract claims relating to certain of the trusts, and denied Commerzbank’s motion for summary judgment in its entirety. Discovery is ongoing. In January 2021, the court in the IKB case granted in part and denied in part the Trustees’ motion to dismiss, dismissing certain of IKB’s claims but allowing certain of its breach of contract and tort claims to go forward; the Trustees appealed certain aspects of that order, and IKB cross-appealed with respect to other aspects. In August 2022, the New York Supreme Court, Appellate Division, First Department, affirmed in part and reversed in part the trial court’s order on the motion to dismiss. DBNTC and DBTCA appealed certain aspects of the First Department’s decision. On June 15, 2023, the New York Court of Appeals modified the First Department’s decision in part, dismissing certain additional contract claims and IKB’s remaining tort claims. Discovery is ongoing.
The Group has established contingent liabilities with respect to certain of these matters, but the Group has not disclosed the amounts because it has concluded that such disclosure can be expected to seriously prejudice the outcome of these matters.
Polish Mortgage Matters. Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 685 million with over 5,000 civil claims having been commenced in Polish courts as of February 29, 2024. These cases are an industry wide issue in Poland and other banks are facing similar claims. Deutsche Bank Polska S.A. has and will take necessary legal actions to defend itself and challenge such claims in courts.
288
Deutsche Bank
Annual Report 2023 on Form 20-F

During 2023, there was a deterioration in the risk profile with respect to the Polish FX mortgage portfolio, especially following an adverse decision by the European Court of Justice on June 15, 2023, which affected the broader Polish banking sector. In addition, the bank refined its model for estimating the provision in the third quarter for the expected development of court verdicts and other market parameters. As a result, the provision for this matter increased by € 244 million for the year ended December 31, 2023, and the total provision as of December 31, 2023 is € 534 million.
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
Starting in 2014, additional former shareholders of Postbank, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which were pending with the Regional Court Cologne and the Higher Regional Court of Cologne, respectively. On October 20, 2017, the Regional Court Cologne handed down a decision granting the claims in a total of 14 cases which were combined in one proceeding. The Regional Court Cologne took the view that Deutsche Bank was obliged to make a mandatory takeover offer already in 2008 so that the appropriate consideration to be offered in the takeover offer should have been € 57.25 per Postbank share (instead of € 25). The additional consideration per share owed to shareholders which have accepted the takeover offer would thus amount to € 32.25. Deutsche Bank appealed this decision to the Higher Regional Court of Cologne.
In 2019 and 2020 the Higher Regional Court Cologne heard a number of witnesses in both cases and issued orders for the production of relevant transaction documents entered into between Deutsche Bank and Deutsche Post AG in 2008 and 2009.
On December 16, 2020, the Higher Regional Court Cologne handed down a decision and fully dismissed the claims of Effecten-Spiegel AG. Further, in a second decision handed down on December 16, 2020, the Higher Regional Court Cologne granted the appeal of Deutsche Bank against the decision of the Regional Court Cologne dated October 20, 2017 and dismissed all claims of the plaintiffs. All relevant plaintiffs lodged appeals with the German Federal Court (Bundesgerichtshof) which on December 13, 2022 announced its decision, setting aside the judgments of the Higher Regional Court of Cologne and remanding the cases back to the Higher Regional Court of Cologne. The Higher Regional Court of Cologne scheduled a hearing for April 26, 2024.
Deutsche Bank has been served with a large number of additional lawsuits filed against Deutsche Bank shortly before the end of 2017, almost all of which are now pending with the Regional Court Cologne. Some of the new plaintiffs allege that the consideration offered by Deutsche Bank for the shares in Postbank in the 2010 voluntary takeover should be raised to € 64.25 per share.
The claims for payment against Deutsche Bank in relation to these matters total almost € 700 million (excluding interest, which is significant due to the long duration of the proceedings).
The Group has established a contingent liability with respect to these matters, but the Group has not disclosed the amount of this contingent liability because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.
The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation offered in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation offered and annual compensation paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungs-vertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012.
289
Deutsche Bank
Annual Report 2023 on Form 20-F

The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly gave up this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement. According to this decision, the question whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation. It is likely that the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out. On October 1, 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement (dated December 5, 2012) according to which the annual compensation pursuant to Section 304 of the German Stock Corporation Act (jährliche Ausgleichszahlung) shall be increased by € 0.12 to € 1.78 per Postbank share and the settlement amount pursuant to Section 305 of the German Stock Corporation Act (Abfindungsbetrag) shall be increased by € 4.56 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately 492,000 former Postbank shares whereas the increase of the annual compensation is of relevance for approximately 7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision.
The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.
RusChemAlliance Litigation. In June 2023, RusChemAlliance LLC (RCA), a Russian joint venture of Gazprom PJSC and RusGasDobycha JSC, filed a claim against Deutsche Bank before a commercial state court in Saint Petersburg. A court hearing took place on October 31, 2023. A further hearing on the merits has been scheduled for April 16, 2024. RCA is seeking payment of approximately € 238 million (excluding interest) under an advance payment guarantee (APG) issued by Deutsche Bank in 2021 at the request of one of its clients, with RCA named as beneficiary.
RCA made a payment demand under the APG which was rejected by Deutsche Bank due to the imposition of EU sanctions against Russia. The Russian court has accepted this claim and assumed jurisdiction contrary to the contractual arrangements in the APG which provide for arbitration in Paris. It can thus be assumed that the Russian court will also not recognize the applicability of the EU sanctions. Deutsche Bank maintains assets in Russia which could be seized if the claim would be granted and enforced. Deutsche Bank is entitled to indemnification from its client with respect to the bank’s payment obligations under the advance payment guarantee and the legal fees and costs related to the court proceedings and the enforcement of a negative court decision. Deutsche Bank has recognized a provision in the amount of approximately € 260 million and a corresponding reimbursement asset under the indemnification agreement. The expense from the recognition of the provision is offset by the income from the recognition of the reimbursement asset.
Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.
On May 24, 2023, the UK Competition and Markets Authority (CMA) sent a statement of objections to Deutsche Bank regarding a potential breach of United Kingdom antitrust rules in relation to the sale, secondary market trading and buy-back auctions of United Kingdom government bonds, which includes Gilts and Gilt asset swaps, between 2009 and 2013. Deutsche Bank proactively cooperated with the CMA in this matter and as a result has been granted full provisional immunity. The sending of a statement of objections is a step in the CMA’s investigation and does not prejudge the outcome of the investigation, which is ongoing.
On November 22, 2023, the European Commission announced its decision that Deutsche Bank and one other bank in the past breached EU antitrust rules in relation to secondary market trading of Euro-denominated SSA bonds, and to a very limited extent government guaranteed bonds. Deutsche Bank has proactively cooperated with the European Commission in this matter and, as a result, has been granted full immunity. In accordance with the European Commission’s guidelines, no financial penalty was imposed on Deutsche Bank. The timeframe of the alleged infringement ended in 2016.
In 2021, Deutsche Bank was notified that the Mexican competition authority, COFECE, reached a resolution that imposes fines against DB Mexico and two of its former traders, as well as six other financial institutions and nine other traders, for engaging in alleged monopolistic practices in the Mexican government bond secondary market. DB Mexico has appealed. The fine against DB Mexico was approximately U.S. $ 427,000.
Deutsche Bank is a defendant in a putative class action filed on June 16, 2023 in the U.S. District Court for the SDNY by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for United Kingdom government bonds. The complaint seeks treble damages and attorneys’ fees. The case is in the early stages.
290
Deutsche Bank
Annual Report 2023 on Form 20-F

Deutsche Bank is a defendant in a putative class action filed in December 2022 in the U.S. District Court for the SDNY by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for Euro-denominated Sovereign bonds. The complaint seeks treble damages and attorneys’ fees. The case is in the early stages.
Deutsche Bank is also a defendant in putative class actions filed in 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, claiming violations of antitrust law and the common law relating to alleged manipulation of secondary trading of SSA bonds. The complaints seek compensatory and punitive damages. On July 20, 2022, Deutsche Bank entered into a national settlement agreement that would resolve the Canadian Federal SSA claim against all Deutsche Bank defendants. The settlement agreement remains subject to approval by the Federal Court of Canada.
Deutsche Bank was named as a defendant in a consolidated putative class action filed in the U.S. District Court for the SDNY alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. Defendants’ motion to dismiss plaintiffs’ consolidated amended complaint was granted without prejudice. Plaintiffs filed a second amended complaint naming only Mexico-based defendants, which was also dismissed without prejudice. Plaintiffs appealed to the Second Circuit, and on February 9, 2024, the dismissal of the complaint was reversed.
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
Deutsche Bank Securities Inc., the bank’s primary U.S. broker-dealer subsidiary (DBSI), was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the SDNY. In 2017, the court dismissed DBSI from the class action without prejudice. Defendants filed a motion to dismiss a second amended complaint, which was granted. Plaintiffs’ notice of appeal to the Second Circuit remains pending.
In 2020, the CFTC entered an order pursuant to settlement with DBSI for alleged spoofing by two Tokyo-based traders between January and December 2013. Without admitting or denying the findings or conclusions therein, Deutsche Bank consented to the entry of the order, including a civil monetary fine.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to seriously prejudice their outcome.
U.S. Treasury Spoofing Litigation. Following the bank’s settlement with the CFTC mentioned above, five separate putative class actions were filed in the Northern District of Illinois against Deutsche Bank AG and DBSI. The cases allege that Deutsche Bank and other unnamed entities participated in a scheme from January to December 2013 to spoof the market for Treasuries futures and options contracts and Eurodollar futures and options contracts. Following briefing on a motion to dismiss, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery, which has now been substantially completed. Plaintiffs filed an amended complaint and then a further, second amended complaint. Deutsche Bank AG and DBSI filed a motion to dismiss on September 12, 2023 and a reply on December 13, 2023.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
291
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Irrevocable lending commitments and lending related contingent liabilities
in € m.	Dec 31, 2023	Dec 31, 2022
Irrevocable lending commitments	206,084	202,595
Revocable lending commitments	49,325	48,425
Contingent liabilities	65,131	67,214
Total	320,540	318,234

Other commitments and other contingent liabilities
The Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions amounted to € 74.2 million as of December 31, 2023 and to € 73.0 million as of December 31, 2022. The number considers the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. It therefore does not contain the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
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
In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. The Group makes use of such programs to assist its clients in the financing of exported goods and services. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes S.A. acting on behalf of the Federal Republic of Germany, by the Atradius Credito y Caucion S.A. de Seguros y Reaseguros acting on behalf of the Kingdom of Spain or by the Korea Trade Insurance Corporation acting on behalf of the Republic of Korea.
292
Deutsche Bank
Annual Report 2023 on Form 20-F

Irrevocable payment commitments with regard to levies and deposit protection
Certain entities of the Group are required to make contributions to national resolution authorities or deposit protection schemes such as the European Single Resolution Fund (SRF) of the Single Resolution Board (SRB). Part of such contributions may be provided in the form of irrevocable payment commitments (IPCs) backed by cash and securities collateral.
IPCs related to the bank levy according to the Bank Recovery and Resolution Directive (BRRD), the SRF and the deposit protection provided by the German deposit protection fund amounted to € 1.4 billion as of December 31, 2023 (December 31, 2022: € 1.3 billion). Thereof € 1.0 billion of IPCs related to the SRF (December 31, 2022: € 0.9 billion).
During 2023, the Group provided additional IPCs of € 119 million to the SRF and € 54 million to the German deposit protection fund, respectively.
As of December 31, 2023, the total collateral consisted of € 1.4 billion of cash collateral and € 81 million of securities collateral (December 31, 2022: € 1.2 billion and € 78 million respectively). Thereof € 1.0 billion of cash collateral related to the SRF (December 31, 2022: € 0.9 billion).
The Group accounts for IPCs as contingent liabilities as it is not deemed probable that IPCs will be called. Also, the Group remains the economic owner of the collateral provided.
In October 2023, in a matter unrelated to the Group, the General Court of the EU handed down a judgement which supported the SRB in its view that in case an entity that no longer falls within the scope of the Single Resolution Mechanism, its IPCs are cancelled and collateral backing these commitments is only returned if the entity pays a cash contribution to the SRF at the same amount. The plaintiff filed an appeal against this judgement to the Court of Justice of the EU in January 2024. The Group is of the view that its accounting analysis for IPCs with regard to the SRF and deposit protection remains unaffected as of December 31, 2023, and continues to monitor the legal developments and their potential accounting impact.
29 –
Other Short-Term Borrowings
in € m.	Dec 31, 2023	Dec 31, 2022
Other short-term borrowings:
Commercial paper	5,497	1,899
Other	4,123	3,223
Total other short-term borrowings	9,620	5,122

293
Deutsche Bank
Annual Report 2023 on Form 20-F

30 –
Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity
in € m.	Due in 2024	Due in 2025	Due in 2026	Due in 2027	Due in 2028	Due after 2028	Total Dec 31, 2023	Total Dec 31, 2022
Senior debt:
Bonds and notes:
Fixed rate	14,803	12,237	12,380	10,779	8,736	13,720	72,656	63,986
Floating rate	319	2,427	2,441	895	616	2,329	9,028	14,571
Other	15,704	568	564	350	680	8,529	26,394	41,588
Subordinated debt:
Bonds and notes:
Fixed rate	53	2,703	1,978	2,378	0	4,051	11,163	9,644
Floating rate	0	0	0	0	0	0	0	1,491
Other	64	0	42	20	0	22	149	245
Total long-term debt	30,942	17,936	17,406	14,422	10,032	28,652	119,390	131,525

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2023 and 2022.
Trust Preferred Securities1
in € m.	Dec 31, 2023	Dec 31, 2022
Fixed rate	0	0
Floating rate	289	500
Total trust preferred securities	289	500

1 Perpetual instruments, redeemable at specific future dates at the Group’s option.
294
Deutsche Bank
Annual Report 2023 on Form 20-F

31 –
Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2023
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	187,078	0	0	0	0
Interest bearing deposits	162,650	150,427	107,907	13,432	10,627
Trading liabilities[1]	44,005	0	0	0	0
Negative market values from derivative financial instruments[1]	238,278	0	0	0	0
Financial liabilities designated at fair value through profit or loss	26,521	41,868	4,862	7,438	5,064
Investment contract liabilities[2]	0	0	484	0	0
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	132	24	18	60
Central bank funds purchased	1,057	1	0	0	0
Securities sold under repurchase agreements	373	659	317	790	48
Securities loaned	3	0	0	0	0
Other short-term borrowings	1,566	5,338	2,910	0	0
Long-term debt	26	17,475	18,342	69,773	30,692
Trust preferred securities	0	0	307	0	0
Lease liabilities	16	230	589	1,816	3,331
Other financial liabilities	90,041	1,342	1,954	509	62
Off-balance sheet loan commitments	197,337	0	0	0	0
Financial guarantees	29,113	0	0	0	0
Total[4]	978,064	217,470	137,696	93,775	49,883

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
295
Deutsche Bank
Annual Report 2023 on Form 20-F

Additional Notes

32 –
Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.
Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2022	2,066,773,131	(678,948)	2,066,094,183
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Common shares cancelled	0	0	0
Shares purchased for treasury	0	(55,830,172)	(55,830,172)
Shares sold or distributed from treasury	0	27,577,502	27,577,502
Common shares, December 31, 2022	2,066,773,131	(28,931,618)	2,037,841,513
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Common shares cancelled	(26,530,172)	26,530,172	0
Shares purchased for treasury	0	(81,868,366)	(81,868,366)
Shares sold or distributed from treasury	0	36,074,703	36,074,703
Common shares, December 31, 2023	2,040,242,959	(48,195,109)	1,992,047,850

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
Authorized Capital
The Management Board is authorized to increase the share capital by issuing new shares for cash consideration. As of December 31, 2023, Deutsche Bank AG had authorized but unissued capital of € 2,560,000,000 which may be issued in whole or in part until April 30, 2026. Further details are governed by Section 4 of the Articles of Association.
Authorized capital	Consideration	Pre-emptive rights	Expiration date
€512,000,000	Cash
May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act and may be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights
April 30, 2026
€2,048,000,000	Cash	May be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights.	April 30, 2026

Conditional Capital
Deutsche Bank has no outstanding conditional capital as of December 31, 2023, as the authorization expired unused on April 30, 2023. Other conditional capital does not exist.
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2023, 2022 and 2021, respectively.
	2023 (proposed)	2022	2021
Cash dividends declared (in € )	896,421,532	609,934,751	406,386,212
Cash dividends declared per common share (in €)	0.45	0.30	0.20

296
Deutsche Bank
Annual Report 2023 on Form 20-F

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
297
Deutsche Bank
Annual Report 2023 on Form 20-F

The following table sets forth the basic terms of these share plans:
Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2022 - 2023[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs)
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)

	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Selected employees
2019 - 2021[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs in an Material Business Unit)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]

	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle [5]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Regulated employees
2017 - 2018[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
1/4: 48 months[1]
		Or cliff vesting after 54 months[1]	Members of Senior Leadership Cadre
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Retention/New Hire/Off-Cycle	Individual specification	Select employees to attract and retain the best talent

1 For InstVV-regulated employees (and Senior Management) a further retention period of twelve months applies (six months for awards granted from 2017-2018)
2 For grant year 2019 divisions were called CIB, for grant years 2020 and 2021 CIB is split into CB/IB/CRU
3 Share delivery takes place after a further retention period of twelve months
4 Annual and Retention/New Hire awards include grants made under the Restricted Share Plan from 2018-2023
5 Off-Cycle awards granted up to 2020.
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
In total, 11,603 staff from 18 countries enrolled in the cycle that began in November 2023.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.
The following table sets out the movements in share award units, including grants under the cash plan variant of the Deutsche Bank Equity Plan.
298
Deutsche Bank
Annual Report 2023 on Form 20-F

Share units (in thousands)	2023	2022
Balance outstanding as of January 01	127,528	121,818
Granted	50,930	45,114
Released	(44,963)	(34,121)
Forfeited	(4,565)	(4,872)
Other movements	(302)	(411)
Balance outstanding as of December 31	128,627	127,528

The following table sets out key information regarding awards granted, released and remaining in the year.
	2023			2022
	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in the year	Weighted average share price at release in year	Weighted average remaining contractual life in years
DB Equity Plan	€ 9.85	€ 11.51	1.5	€ 9.53	€ 10.04	1.5

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 12 million and € 9 million for the years ended December 31, 2023 and 2022, respectively.
The grant volume of outstanding share awards was approximately € 1.1 billion and € 1.0 billion as of December 31, 2023 and 2022, respectively. Thereof, approximately € 0.8 billion and € 0.8 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to approximately € 0.3 billion and € 0.2 billion as of December 31, 2023 and 2022, respectively.
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
299
Deutsche Bank
Annual Report 2023 on Form 20-F

The following table sets forth the basic terms of the DWS share-based plans:
Grant year(s)	Award Type	Vesting schedule	Eligibility
2021 - 2023	Annual Awards	1/4: 12 months [1]	Select employees as annual
		1/4: 24 months [1]	performance-based
		1/4: 36 months [1]	compensation (InstVV MRTs)
1/4: 48 months [1]
	Annual Awards	1/3: 12 months [1]	Select employees as annual
		1/3: 24 months [1]	performance-based
		1/3: 36 months [1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months [1]	Members of the Executive Board
1/5: 24 months [1]
1/5: 36 months [1]
1/5: 48 months [1]
1/5: 60 months [1]
	Annual Award - Upfront	Vesting immediately at grant [1]	Regulated employees
	Retention/New Hire/Off-Cycle [4]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2019 - 2020	Annual Awards	1/3: 12 months [1]	Select employees as annual performance-based
		1/3: 24 months [1]	compensation
1/3: 36 months [1]
	Annual Awards (Senior Management)	1/5: 12 months [1]	Members of the Executive Board
1/5: 24 months [1]
1/5: 36 months [1]
1/5: 48 months [1]
1/5: 60 months [1]
	Annual Award - Upfront	Vesting immediately at grant [1]	Regulated employees
	Retention/New Hire/Off-Cycle [4]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Performance Share Unit Award	1/3: March 2022 [1]	Members of the Executive Board
	(one-off IPO related award granted in 2019)	1/3: March 2023 [1]
1/3: March 2024 [1]
2018	Performance Share Unit Award	1/3: March 2022 [1]	Select Senior Managers
	(one-off IPO related award )	1/3: March 2023 [1]
1/3: March 2024 [1]
	SAR Award (one-off IPO related award)	For non-MRTs: 1 June 2021 [3]	all DWS employees [2]
For MRTs: 1 March 2023 [1,3]

1 Depending on their individual regulatory status, a six month retention period (AIFMD/UCITS MRTs) or a twelve month retention period (InstVV, or IFD MRTs starting from 2023) applies after vesting
2 Unless the employee received Performance Share Unit Award
3 For outstanding awards, a 4-year exercise period applies following vesting/retention period
4 Off-Cycle awards to non-InstVV regulated employees only
The following table sets out the movements in share award units.
	DWS Equity Plan		DWS SAR Plan
	2023	2022	2023		2022
Share units (in thousands)	Number of Awards	Number of Awards	Number of Awards	Weighted-average exercise price	Number of Awards	Weighted-average exercise price
Outstanding at beginning of year	2,329	2,415	887	€ 24.65	948	€ 24.65
Granted	1,213	1,005	0	-	0	-
Issued or Exercised	(1,101)	(1,042)	(122)	€ 24.65	(40)	€ 24.65
Forfeited	(86)	(55)	(10)	€ 24.65	(4)	€ 24.65
Expired	0	0	(18)	€ 24.65	(16)	€ 24.65
Other Movements	22	6	(1)	€ 24.65	(1)	€ 24.65
Outstanding at end of year	2,377	2,329	735	€ 24.65	887	€ 24.65
Of which, exercisable	0	0	695	€ 24.65	678	€ 24.65

300
Deutsche Bank
Annual Report 2023 on Form 20-F

The following table sets out key information regarding awards granted, released and remaining in the year.
	2023			2022
	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in the year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years
DWS Equity Plan	€ 25.40	€ 31.33	1.4	€ 27.67	€ 29.24	1.3
DWS SAR Plan	n/a	€ 31.64	1.9	n/a	€ 31.89	3.0

The fair value of outstanding share-based awards was approximately € 72 million and € 67 million as of December 31, 2023 and 2022, respectively. Of the awards, approximately € 62 million and € 58 million has been recognized in the income statement up to the period ending 2023 and 2022 respectively, of which € 42 million and € 25 million as of December 31, 2023 and 2022 relate to fully vested awards. Total unrecognized expense related to share-based plans was approximately € 9 million and € 10 million as of December 31, 2023 and 2022 respectively, dependent on future share price development.
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
	Measurement date Dec 31, 2023	Measurement date Dec 31, 2022
Units (in thousands)	735	887
Fair value	€ 10.81	€ 7.65
Share price	€ 34.80	€ 30.36
Exercise price	€ 24.65	€ 24.65
Expected volatility (weighted-average)	32%	32%
Expected life (weighted-average) in years	1.9	3.0
Expected dividends (% of income)	88%	66%

Given there is no liquid market for implied volatility of DWS shares, the calculation of DWS share price volatility is based on 5-year historical data for DWS and a comparable peer group.
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
	Dec 31, 2023
in € m.	Germany	U.K.	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,301	300	215	661	4,477
Participants in deferred status	1,926	1,450	509	87	3,972
Participants in payment status	5,277	1,276	448	231	7,232
Total defined benefit obligation	10,504	3,026	1,172	979	15,681
Fair value of plan assets	10,532	3,912	1,003	1,071	16,518
Funding ratio (in %)	100%	129%	86%[1]	109%	105%

1 US Total defined benefit obligation is inclusive of the unfunded US Medicare Plan (€ 119 million) in addition to defined benefit pension plans. The US defined benefit pension funding ratio excluding Medicare is 95%
301
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2022
in € m.	Germany	U.K.	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,193	287	218	593	4,291
Participants in deferred status	1,827	1,375	523	83	3,808
Participants in payment status	5,017	1,214	461	207	6,899
Total defined benefit obligation	10,037	2,876	1,202	883	14,998
Fair value of plan assets	10,351	3,768	996	962	16,077
Funding ratio (in %)	103%	131%	83%[1]	109%	107%

1 US Total defined benefit obligation is inclusive of the unfunded US Medicare Plan (€ 120 million) in addition to defined benefit pension plans. The US defined benefit pension funding ratio excluding Medicare is 92%
The majority of the Group’s defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligation relates to Switzerland. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee workers councils, unions or their equivalent. The Group’s main pension plans are governed by boards of trustees, fiduciaries or their equivalent.
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
The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 145 million and € 144 million on December 31, 2023 and December 31, 2022, respectively. In combination with the benefit structure, these plans represent limited risk for the Group, given the nature and size of the post-retirement medical plan liabilities versus the size of the Group’s balance sheet at year end 2023.
The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.
in € m.	Germany	U.K.	U.S.	Other	Total
Actual benefit payments 2023	498	109	89	50	746
Benefits expected to be paid 2024	543	154	81	76	854
Benefits expected to be paid 2025	551	138	83	71	843
Benefits expected to be paid 2026	568	146	88	68	870
Benefits expected to be paid 2027	586	160	87	70	903
Benefits expected to be paid 2028	603	171	92	71	937
Benefits expected to be paid 2029 – 2033	3,252	925	447	350	4,974
Weighted average duration of defined benefit obligation (in years)	11	15	9	10	12

302
Deutsche Bank
Annual Report 2023 on Form 20-F

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
303
Deutsche Bank
Annual Report 2023 on Form 20-F

During 2022, the majority of the German pension plans moved into surplus status due to significant market movements. The Group has claimed around € 860 million from the trust, which represents the benefits paid from the Bank’s assets on behalf of the trust during 2022 including the forgiven re-imbursement of the prior year in order to limit the extent to which the Group breached the upper end of its target funding ratio. During 2023, reimbursements of € 490 million were also claimed for the benefits paid from the Group’s assets on behalf of the trust.

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
The key actuarial assumptions applied in determining the defined benefit obligations on December 31 are presented below in the form of weighted averages.
	Dec 31, 2023				Dec 31, 2022
	Germany	U.K.	U.S.[1]	Other	Germany	U.K.	U.S.[1]	Other
Discount rate (in %)	3.33%	4.50%	5.01%	3.33%	3.80%	4.77%	5.34%	3.99%
Rate of price inflation (in %)	2.30%	3.42%	2.20%	1.84%	2.62%	3.71%	2.20%	2.16%
Rate of nominal increase in future compensation levels (in %)	2.48%	3.42%	2.30%	2.83%	2.81%	3.71%	2.30%	3.14%
Rate of nominal increase for pensions in payment (in %)	2.77%	3.15%	2.20%	0.69%	2.97%	3.32%	2.20%	0.85%

Assumed life expectancy at age 65
For a male aged 65 at measurement date	21.4	23.2	22.0	22.0	21.3	23.6	22.0	22.0
For a female aged 65 at measurement date	23.6	25.0	23.5	24.1	23.6	25.4	23.4	24.1
For a male aged 45 at measurement date	22.7	24.4	23.4	23.5	22.6	24.9	23.3	23.5
For a female aged 45 at measurement date	24.7	26.3	24.8	25.6	24.7	26.7	24.8	25.5

Mortality tables applied	Modified Richttafeln Heubeck 2018G	SAPS (S3) Light/ Very Light with CMI 2022 projections	PRI-2012 with MP-2021 projection	Country specific tables	Modified Richttafeln Heubeck 2018G	SAPS (S3) Light\ Very Light with CMI 2021 projections	PRI-2012 with MP-2021 projection	Country specific tables

1 Cash balance interest crediting rate in line with the 30-year US government bond yield
For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve, which is derived using a bond universe sourced from reputable third-party market data providers, and reflects the timing, amount and currency of the future expected benefit payments for the respective plan.
In 2023, a refinement was made to the Eurozone discount curve methodology in order to better align to long term market data resulting in a benefit recognized in Other Comprehensive Income of € 70 million.
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
304
Deutsche Bank
Annual Report 2023 on Form 20-F

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements
	2023
in € m.	Germany	U.K.	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,037	2,876	1,202	884	14,999
Defined benefit cost recognized in Profit & Loss
Current service cost	115	9	7	33	164
Interest cost	373	137	61	35	606
Past service cost and gain or loss arising from settlements	8	2	0	(1)	9
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	387	55	39	36	517
Actuarial gain or loss arising from changes in demographic assumptions	36	(59)	0	(1)	(24)
Actuarial gain or loss arising from experience	45	55	(7)	9	102
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Benefits paid	(498)	(109)	(89)	(50)	(746)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	60	(41)	18	37
Other	0	0	0	0	0
Balance, end of year	10,504	3,026	1,172	979	15,681
thereof:
Unfunded	0	9	138	72	219
Funded	10,504	3,017	1,034	907	15,462

Change in fair value of plan assets:
Balance, beginning of year	10,351	3,768	996	962	16,077
Defined benefit cost recognized in Profit & Loss
Interest income	387	180	50	37	654
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	247	(5)	28	28	298
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Contributions by the employer[1]	44	0	40	41	125
Benefits paid[2]	(498)	(108)	(74)	(41)	(721)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	83	(35)	29	77
Other	0	0	0	0	0
Plan administration costs	0	(6)	(2)	(1)	(9)
Balance, end of year	10,532	3,912	1,003	1,071	16,518
Funded status, end of year	28	886	(169)	92	837

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	0	0	0	(107)	(107)
Interest cost	0	0	0	(2)	(2)
Changes in irrecoverable surplus	0	0	0	13	13
Exchange rate changes	0	0	0	(6)	(6)
Balance, end of year	0	0	0	(102)	(102)

Net asset (liability) recognized	28	886	(169)	(10)	735[3]

Fair value of reimbursement rights	0	0	0	3	3

1 Net Amount includes re-imbursement of 2023 benefit payments
2 For funded plans only
3 Thereof € 1,087 million recognized in Other assets and € 353 million in Other liabilities
305
Deutsche Bank
Annual Report 2023 on Form 20-F

	2022
in € m.	Germany	U.K.	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	13,097	4,929	1,351	1,027	20,404
Defined benefit cost recognized in Profit & Loss
Current service cost	164	18	10	38	230
Interest cost	142	88	39	20	289
Past service cost and gain or loss arising from settlements	17	2	0	0	19
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(3,055)	(1,966)	(196)	(183)	(5,400)
Actuarial gain or loss arising from changes in demographic assumptions	80	29	(5)	0	104
Actuarial gain or loss arising from experience	79	97	3	25	204
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Benefits paid[1]	(485)	(131)	(92)	(67)	(775)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	(2)	0	0	(2)	(4)
Exchange rate changes	0	(190)	92	9	(89)
Other	(0)	0	0	0	0
Balance, end of year	10,037	2,876	1,202	884	14,999
thereof:
Unfunded	0	10	143	75	228
Funded	10,037	2,866	1,059	809	14,771

Change in fair value of plan assets:
Balance, beginning of year	12,642	6,019	1,148	1,079	20,888
Defined benefit cost recognized in Profit & Loss
Interest income	139	108	33	19	299
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(1,594)	(1,982)	(184)	(130)	(3,890)
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Contributions by the employer[1]	(353)	0	0	28	(325)
Benefits paid[2]	(485)	(130)	(77)	(60)	(752)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	1	0	0	(1)	0
Exchange rate changes	0	(243)	79	11	(153)
Other	0	0	0	0	0
Plan administration costs	0	(4)	(3)	0	(7)
Balance, end of year	10,351	3,768	996	962	16,077
Funded status, end of year	314	892	(206)	78	1,078

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	0	0	0	(90)	(90)
Interest cost	0	0	0	0	0
Changes in irrecoverable surplus	0	0	0	(12)	(12)
Exchange rate changes	0	0	0	(5)	(5)
Balance, end of year	0	0	0	(107)	(107)

Net asset (liability) recognized	314	892	(206)	(29)	971[3]

Fair value of reimbursement rights	0	0	0	3	3

1 Net Amount includes re-imbursement of 2022 benefit payments and a forgiven benefit payment from 2021
2 For funded plans only
3 Thereof € 1,326 million recognized in Other assets and € 355 million in Other liabilities
The Group has a reimbursement right of around € 3 million domiciled in France on 31 December, 2023. This relates to the surplus of the previous CRPB Fund which was identified in 2022 that can be used to fund the retirement indemnity payments for the DB AG Branch Paris. There are no other reimbursement rights for the Group.
306
Deutsche Bank
Annual Report 2023 on Form 20-F

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
In 2023, the Group entered into a buy-in transaction with a third party insurer to de-risk € 515 million of exposure to the UK defined benefit pension schemes funded from existing assets, with no additional employer contribution required. The recognition of the insurance policy as a qualifying plan asset negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 33 million. A similar buy-in transaction to de-risk € 410 million of exposure occurred in 2022 which negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 35 million. In total, the Group has entered into four buy-in transactions in the UK with third-party insurers protecting the Group from movements in defined benefit obligations of around € 1.8 billion as at 31 December, 2023.
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
307
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023					Dec 31, 2022
in € m.	Germany	U.K.	U.S.	Other	Total	Germany	U.K.	U.S.	Other	Total
Cash and cash equivalents	179	92	53	71	395	34	551	56	69	710
Equity instruments[1]	1,213	0	109	215	1,537	1,046	174	108	186	1,514
Investment-grade bonds[2]
Government	1,882	919	366	189	3,356	1,860	537	346	169	2,912
Non-government bonds	4,081	915	369	347	5,712	3,898	1,302	385	315	5,900
Non-investment-grade bonds
Government	103	1	1	4	109	89	1	2	3	95
Non-government bonds	325	73	16	21	435	282	168	13	17	480
Securitized and other Debt Investments	47	99	78	10	234	45	47	81	7	180
Insurance	0	1,807	0	15	1,822	0	1,193	0	9	1,202
Alternatives
Real estate	727	0	0	97	824	690	0	0	105	795
Commodities	39	0	0	4	43	41	0	0	5	46
Private equity	0	0	0	3	3	0	0	0	2	2
Other[3]	1,022	0	0	60	1,082	1,008	0	0	51	1,059
Derivatives (Market Value)
Interest rate	909	171	(3)	17	1,094	1,294	229	13	7	1,543
Credit	(18)	(1)	16	0	(3)	6	(112)	7	0	(99)
Inflation	0	(5)	0	13	8	0	(14)	0	13	(1)
Foreign exchange	21	0	0	5	26	55	(5)	0	4	54
Other	2	(159)	(2)	0	(159)	3	(303)	(15)	0	(315)
Total fair value of plan assets	10,532	3,912	1,003	1,071	16,518	10,351	3,768	996	962	16,077

1 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
2 Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A
3 This position contains commingled funds which could not be segregated into the other asset categories
The following table sets out the Group’s funded defined benefit plan assets only invested in “quoted” assets, i.e. Level 1 assets in accordance with IFRS 13.
	Dec 31, 2023					Dec 31, 2022
in € m.	Germany	U.K.	U.S.	Other	Total	Germany	U.K.	U.S.	Other	Total
Cash and cash equivalents	29	92	50	19	190	(154)	551	55	24	476
Equity instruments[1]	933	0	109	39	1,081	772	173	108	38	1,091
Investment-grade bonds[2]
Government	601	919	360	41	1,921	691	537	340	49	1,617
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Non-investment-grade bonds
Government	1	1	0	0	2	0	1	0	0	1
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Securitized and other Debt Investments	0	98	0	0	98	0	45	0	0	45
Insurance	0	0	0	0	0	0	0	0	0	0
Alternatives
Real estate	0	0	0	0	0	0	0	0	0	0
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Derivatives (Market Value)
Interest rate	0	0	(16)	0	(16)	0	0	(7)	0	(7)
Credit	0	0	0	0	0	0	0	0	0	0
Inflation	0	0	0	0	0	0	0	0	0	0
Foreign exchange	0	0	0	0	0	0	0	0	0	0
Other	2	0	0	0	2	3	0	0	0	3
Total fair value of quoted plan assets	1,566	1,110	503	99	3,278	1,312	1,307	496	111	3,226

1 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
2 Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A
308
Deutsche Bank
Annual Report 2023 on Form 20-F

The following tables show the asset allocation of the “quoted” and “other” defined benefit plan assets by key geography in which they are invested.
	Dec 31, 2023
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	98	67	195	29	26	395
Equity instruments	21	52	921	325	179	40	1,538
Government bonds (investment-grade and above)	420	919	419	910	191	497	3,356
Government bonds (non-investment-grade)	0	1	0	2	0	106	109
Non-government bonds (investment-grade and above)	503	693	1,909	2,099	449	60	5,713
Non-government bonds (non-investment-grade)	5	67	29	330	3	1	435
Securitized and other Debt Investments	32	98	77	14	10	1	232
Subtotal	961	1,928	3,422	3,875	861	731	11,778
Share (in %)	8%	16%	29%	33%	7%	6%	100%
Other asset categories							4,740
Fair value of plan assets							16,518

	Dec 31, 2022
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	4	387	126	132	31	30	710
Equity instruments	29	43	881	327	172	62	1,514
Government bonds (investment-grade and above)	372	544	402	1,044	106	444	2,912
Government bonds (non-investment-grade)	0	1	0	0	2	92	95
Non-government bonds (investment-grade and above)	347	1,068	1,810	2,100	500	75	5,900
Non-government bonds (non-investment-grade)	16	104	23	327	7	3	480
Securitized and other Debt Investments	32	35	81	21	9	2	180
Subtotal	800	2,182	3,323	3,951	827	708	11,791
Share (in %)	7%	19%	28%	34%	7%	6%	100%
Other asset categories							4,286
Fair value of plan assets							16,077

Plan assets include derivative transactions with Group entities with an overall positive market value of around € 930 million at December 31, 2023 and € 1,250 million December 31, 2022, respectively. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.
309
Deutsche Bank
Annual Report 2023 on Form 20-F

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
310
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2023				Dec 31, 2022
in € m.	Germany	U.K.	U.S.	Other	Germany	U.K.	U.S.	Other
Interest rate (–50 bp):
(Increase) in DBO	(575)	(230)	(25)	(40)	(570)	(225)	(25)	(35)
Expected increase in plan assets[1]	355	150	20	15	290	170	25	10
Expected net impact on funded status (de-) increase	(220)	(80)	(5)	(25)	(280)	(55)	0	(25)

Interest rate (+50 bp):
Decrease in DBO	545	215	25	40	540	210	25	35
Expected (decrease) in plan assets[1]	(355)	(150)	(20)	(15)	(290)	(170)	(25)	(10)
Expected net impact on funded status (de-) increase	190	65	5	25	250	40	0	25

Credit spread (–50 bp):
(Increase) in DBO	(575)	(230)	(50)	(45)	(570)	(225)	(55)	(40)
Expected increase in plan assets[1]	320	65	15	10	210	65	15	5
Expected net impact on funded status (de-) increase	(255)	(165)	(35)	(35)	(360)	(160)	(40)	(35)

Credit spread (+50 bp):
Decrease in DBO	545	215	50	45	540	210	50	40
Expected (decrease) in plan assets[1]	(320)	(65)	(15)	(10)	(210)	(65)	(15)	(5)
Expected net impact on funded status (de-) increase	225	150	35	35	330	145	35	35

Rate of price inflation (–50 bp):[2]
Decrease in DBO	300	150	10	10	305	140	10	10
Expected (decrease) in plan assets[1]	(275)	(95)	0	(5)	(285)	(115)	0	(5)
Expected net impact on funded status (de-) increase	25	55	10	5	20	25	10	5

Rate of price inflation (+50 bp):[2]
(Increase) in DBO	(310)	(160)	(5)	(10)	(325)	(145)	(5)	(10)
Expected increase in plan assets[1]	275	95	0	5	285	115	0	5
Expected net impact on funded status (de-) increase	(35)	(65)	(5)	(5)	(40)	(30)	(5)	(5)

Rate of real increase in future compensation levels (–50 bp):
Decrease in DBO, net impact on funded status	30	5	0	10	30	5	0	10

Rate of real increase in future compensation levels (+50 bp):
(Increase) in DBO, net impact on funded status	(30)	(5)	0	(10)	(30)	(5)	0	(10)

Longevity improvements by 10%:[3]
(Increase) in DBO, net impact on funded status	(225)	(60)[4]	(20)	(10)	(215)	(60)[4]	(20)	(10)

1 Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland and Belgium which cover over 98 % of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation
2 Incorporates sensitivity to changes in pension benefits to the extent linked to the price inflation assumption
3 Estimated to be equivalent to an increase of around 1 year in overall life expectancy
4 Due to buy-in transaction the net impact on funded status reduces by € 40 million due to expected gains within the plan assets. The reduction was € 30 million for 2022
Expected cash flows
The following table shows expected cash flows for post-employment benefits in 2024, including contributions to the Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.
2024
in € m.	Total
Expected contributions to
Defined benefit plan assets	185
BVV	55
Other defined contribution plans	265
Expected benefit payments for unfunded defined benefit plans	25
Expected total cash flow related to post-employment benefits	530

311
Deutsche Bank
Annual Report 2023 on Form 20-F

Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2.
in € m.	2023	2022	2021
Expenses for defined benefit plans:
Service cost[1]	164	229	234
Net interest cost (income)	(45)	(10)	0
Total expenses defined benefit plans	119	219	234
Expenses for defined contribution plans:
BVV	55	57	58
Other defined contribution plans	265	258	244
Total expenses for defined contribution plans	320	315	302
Total expenses for post-employment benefit plans	439	534	536
Employer contributions to state-mandated pension plans
Pensions related payments social security in Germany	218	214	221
Contributions to pension fund for Postbank´s postal civil servants	57	58	66
Further pension related state-mandated benefit plans	248	216	217
Total employer contributions to state-mandated benefit plans	523	488	504
Expenses for share-based payments:
Expenses for share-based payments, equity settled[2]	436	405	455
Expenses for share-based payments, cash settled[2]	43	29	35
Expenses for cash retention plans[2]	448	418	398
Expenses for severance payments[3]	293	82	184

1 Severance related items under Service Costs are reclassified to Expenses for Severance payments
2 Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group’s restructuring expenses
3 Excluding the acceleration of expenses for deferred compensation awards not yet amortized. Severance related items under Service Costs were reclassified to Expense for Severance payments
312
Deutsche Bank
Annual Report 2023 on Form 20-F

34 –
Income Taxes

Income tax expense/(benefit)
in € m.	2023	2022	2021
Current tax expense (benefit):
Tax expense (benefit) for current year	1,284	919	847
Adjustments for prior years	56	(132)	14
Total current tax expense (benefit)	1,340	787	861
Deferred tax expense (benefit):
Origination and reversal of temporary differences, unused tax losses and tax credits	1,158	381	108
Effect of changes in tax law and/or tax rate	7	(19)	(26)
Adjustments for prior years	(1,002)	(1,256)	(20)
Total deferred tax expense (benefit)	163	(894)	62
Total income tax expense (benefit)	1,503	(107)	923

Total deferred tax expense/(benefit) includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs and expenses arising from write-downs of deferred tax assets. The deferred tax expense/(benefit) was positively impacted by € 1.1 billion in 2023, by € 1.4 billion in 2022 and by € 242 million in 2021.
The Global Minimum Taxation Rules or Pillar Two rules are applicable to Deutsche Bank starting in 2024, with Deutsche Bank AG as the ultimate parent. Deutsche Bank is required to annually calculate the global minimum tax or Pillar Two liability for group entities in close to 60 jurisdictions. However, temporary relief from the detailed Pillar Two calculations, which is determined on a jurisdiction by jurisdiction basis, may be available under transitional safe harbor provisions. These safe harbor provisions apply to tax years 2024-2026 and are based on the bank’s country-by-country reports filed annually with the German tax authorities and certain other financial data. While uncertainties remain regarding the application of the Pillar Two rules, further legislative developments and interpretative guidance in many countries are expected over time, and implementation efforts are ongoing, Deutsche Bank has assessed the potential impact on its financial position for 2024 on a best effort basis. The assessment considered a number of qualitative and quantitative factors. For one, Deutsche Bank’s blended statutory tax rate across all applicable jurisdictions on average ranges between 28 % to 30%, which is significantly higher than the minimum tax rate of 15%. For example, in 2023 the blended statutory rate amounted to 30%. In addition, of the close to 60 countries, 6 countries apply a statutory tax rate of less than 15 % to the bank’s operations. Furthermore, based on an analysis of the most recently available country-by-country report, it is estimated that Deutsche Bank will qualify for relief under the transitional safe harbor provisions in most of the jurisdictions it operates in. As a result, Deutsche Bank estimates that it will not be subject to a material Pillar Two liability in 2024.
Difference between applying German statutory (domestic) income tax rate and actual income tax expense/(benefit)
in € m.	2023	2022	2021
Expected tax expense (benefit) at domestic income tax rate of 31.3% (31.3% for 2022 and 31.3% for 2021)	2,490	1,705	1,101
Foreign rate differential	(85)	(115)	(89)
Tax-exempt gains on securities and other income	(319)	(217)	(183)
Loss (income) on equity method investments	0	(12)	(11)
Nondeductible expenses	392	429	287
Impairments of goodwill	55	(0)	1
Changes in recognition and measurement of deferred tax assets[1]	(1,238)	(1,891)	(227)
Effect of changes in tax law and/or tax rate	7	(19)	(26)
Effect related to share-based payments	0	(5)	1
Other[1]	201	18	69
Actual income tax expense (benefit)	1,503	(107)	923

1 Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets” and “Other”.
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31.3 % for 2023, 2022 and 2021.
Changes in recognition and measurement of deferred tax assets in 2022 and 2021 mainly included the effect of the recognition of previously unrecognized deferred tax assets in the U.S. and in 2023 mainly in the UK. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.
The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table includes the effects of these examinations by the tax authorities.
313
Deutsche Bank
Annual Report 2023 on Form 20-F

Income taxes credited or charged to equity (other comprehensive income/additional paid in capital)
in € m.	2023	2022	2021
Actuarial gains (losses) related to defined benefit plans	137	(642)	(207)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss	18	(25)	5
Financial assets mandatory at fair value through other comprehensive income:
Unrealized net gains (losses) arising during the period	59	312	111
Realized net gains (losses) arising during the period (reclassified to profit or loss)	1	(61)	68
Derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period	(132)	229	(2)
Net gains (losses) reclassified to profit or loss	(110)	(18)	15
Other equity movement:
Unrealized net gains (losses) arising during the period	151	192	88
Net gains (losses) reclassified to profit or loss	0	0	6
Income taxes credited (charged) to other comprehensive income	124	(13)	84
Other income taxes credited (charged) to equity	50	25	45

Major components of the Group’s gross deferred tax assets and liabilities
in € m.	Dec 31, 2023	Dec 31, 2022
Deferred tax assets:
Unused tax losses	4,747	3,946
Unused tax credits	23	2
Deductible temporary differences:
Trading activities, including derivatives	2,927	5,819
Employee benefits, including equity settled share based payments	1,828	1,653
Accrued interest expense	999	1,367
Loans and borrowings, including allowance for loans	949	791
Leases	855	865
Intangible Assets	80	43
Fair value OCI (IFRS 9)	332	387
Other assets	485	630
Other provisions	88	81
Other liabilities	6	1
Total deferred tax assets pre offsetting	13,319	15,585
Deferred tax liabilities:
Taxable temporary differences:
Trading activities, including derivatives	3,970	6,164
Employee benefits, including equity settled share based payments	291	245
Loans and borrowings, including allowance for loans	617	549
Leases	758	780
Intangible Assets	717	594
Fair value OCI (IFRS 9)	43	70
Other assets	272	371
Other provisions	89	85
Other liabilities	40	40
Total deferred tax liabilities pre offsetting	6,797	8,898

In August 2022, the U.S. enacted the corporate alternative minimum tax (CAMT). The CAMT is generally imposed at a rate of 15 % on profits before tax. The CAMT is not expected to increase the bank’s overall tax burden but may accelerate tax payments. The bank is subject to the CAMT rules starting in 2023. Deferred tax assets on unused tax credits in the preceding table include corporate alternative minimum tax credits of € 10 million as of December 31, 2023.
Deferred tax assets and liabilities, after offsetting
in € m.	Dec 31, 2023	Dec 31, 2022
Presented as deferred tax assets	7,039	7,225
Presented as deferred tax liabilities	517	538
Net deferred tax assets	6,522	6,687

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
314
Deutsche Bank
Annual Report 2023 on Form 20-F

Items for which no deferred tax assets were recognized
in € m.	Dec 31, 2023¹	Dec 31, 2022¹
Deductible temporary differences	(36)	(773)
Not expiring	(5,119)	(9,462)
Expiring in subsequent period	(28)	(0)
Expiring after subsequent period	(55)	(471)
Unused tax losses	(5,202)	(9,933)
Expiring after subsequent period	0	(0)
Unused tax credits	(1)	(1)

1 Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.
As of December 31, 2023 and December 31, 2022, the Group recognized deferred tax assets of € 5.3 billion and € 2.4 billion, respectively, that exceeded deferred tax liabilities in entities which have suffered a tax loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. In determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
As of December 31, 2023 and December 31, 2022, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 349 million and € 244 million respectively, in respect of which no deferred tax liabilities were recognized.
315
Deutsche Bank
Annual Report 2023 on Form 20-F

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
In accordance with the Group’s accounting policy relating to derivatives and hedge accounting as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”, all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.
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
Derivatives qualifying for hedge accounting
The Group applies hedge accounting if derivatives meet the specific criteria described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”.
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
316
Deutsche Bank
Annual Report 2023 on Form 20-F

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
As the investments in foreign operations are only hedged to the extent of the notional amount of the hedging derivative instrument the Group generally does not expect to incur significant ineffectiveness on hedges of net investments in foreign operations. Potential sources of ineffectiveness are limited to situations where derivatives with a non-zero fair value at inception date of the hedging relationship are used as hedging instrument, or where the spot foreign currency risk has been designated as hedged risk, resulting in mismatch in terms with the hedged item. Similarly, for cash flow hedge accounting applications the foreign exchange forward instruments generally match the terms of the underlying highly probable transactions such that the Group does not expect to incur significant ineffectiveness in such hedge relationships.
Hedge Accounting and Interest Rate Benchmarks
The table below shows the Group’s
hedge accounting relationships impacted by the IASB Benchmark Reform amendments, the significant interest rate benchmarks the Group is exposed to which are subject to expected future reform, and the nominal amounts of the derivative hedging instruments as at December 31, 2023 and December 31, 2022. As at December 31, 2023 and as at December 31, 2022, there were no hedge relationships with hedging instruments, hedged items or the hedged risk being an IBOR benchmark which ceased to be quoted in early 2022. The derivative hedging instruments provide a close approximation to the extent of the risk exposure the Group manages through hedge accounting relationships.
	Dec 31, 2023	Dec 31, 2022
in € m.	Notional	Notional
Fair value hedge
CHF LIBOR	0	0
GBP LIBOR	0	0
JPY LIBOR	0	0
USD LIBOR	0	12,281

Fair value hedge accounting
Derivatives held as fair value hedges
	Dec 31, 2023			2023	Dec 31, 2022			2022
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as fair value hedges	2,246	6,386	99,106	1,917	2,401	7,668	95,386	(6,300)

	2023	2022
in € m.	Hedge ineffectiveness	Hedge ineffectiveness
Result of fair value hedges	140	(279)

317
Deutsche Bank
Annual Report 2023 on Form 20-F

Financial instruments designated as fair value hedges
	Dec 31, 2023						2023
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	13,468	0	(1,277)	0	49	0	486
Bonds at amortized cost	361	0	(12)	0	(23)	0	25
Long-term debt	0	71,769	0	(3,936)	0	(184)	(2,274)
Deposits	0	289	0	(93)	0	0	(14)
Loans at amortized cost	0	0	(1)	0	0	0	0

	Dec 31, 2022						2022
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	13,459	0	(2,118)	0	(2)	0	(2,390)
Bonds at amortized cost	336	0	(37)	0	0	0	(37)
Long-term debt	0	68,596	0	(6,606)	0	(164)	8,444
Deposits	0	0	0	0	0	0	0
Loans at amortized cost	0	0	0	0	0	0	0

Cash flow hedge accounting
Derivatives held as cash flow hedges
	Dec 31, 2023			2023	Dec 31, 2022			2022
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as cash flow hedges	416	228	111,462	537	6	1,219	47,976	(802)

Cash flow hedge balances
in € m.	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Reported in Equity[1]	44	(790)	(42)
thereof relates to terminated programs	0	0	0
Gains (losses) posted to equity for the year ended	436	(819)	1
Gains (losses) removed from equity for the year ended	398	71	(54)
thereof relates to terminated programs	0	0	0
Changes of hedged item's value used for hedge effectiveness	434	(899)	66
Ineffectiveness recorded within P&L	101	16	25

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
As of December 31, 2023 the longest term cash flow hedge matures in 2035.
The financial instruments designated as cash flow hedges are recognized as Loans at amortized cost in the Group’s Consolidated Balance Sheet.
318
Deutsche Bank
Annual Report 2023 on Form 20-F

Net investment hedge accounting
Derivatives held as net investment hedges
	Dec 31, 2023			2023	Dec 31, 2022			2022
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as net investment hedges	736	157	42,751	317	1,044	513	45,749	(2,539)

	2023		2022
in € m.	Fair value changes recognized in Equity[1]	Hedge ineffectiveness	Fair value changes recognized in Equity[1]	Hedge ineffectiveness
Result of net investment hedges	(169)	(138)	2,410	(329)

1 Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Balance Sheet.
Profile of derivatives held as net investment hedges
in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2023
Nominal amount Foreign exchange forwards	33,347	85	18	0
Nominal amount Foreign exchange swaps	8,683	579	39	0
Total	42,030	664	57	0
As of December 31, 2022
Nominal amount Foreign exchange forwards	34,664	229	21	0
Nominal amount Foreign exchange swaps	10,776	59	0	0
Total	45,440	288	21	0

The
Group uses a foreign exchange forward strategy. As indicated in the above table, the vast majority of forward contracts mature within the year. The Group did not calculate an average foreign currency rate because the amount of contracts that mature after 1 year are not material.
319
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Compensation expense of key management personnel
in € m.	2023	2022	2021
Short-term employee benefits	37	37	36
Post-employment benefits	7	5	7
Other long-term benefits	17	15	10
Termination benefits	0	2	6
Share-based payment	18	17	15
Total	79	76	74

The above table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1 million as of December 31, 2023, € 1 million as of December 31, 2022 and € 1 million as of December 31, 2021.
Among the Group’s transactions with key management personnel as of December 31, 2023, were loans and commitments of € 1 million and deposits of € 16 million. As of December 31, 2022, the Group’s transactions with key management personnel were loans and commitments of € 5 million and deposits of € 8 million.
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
Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.
Loans
in € m.	2023	2022
Loans outstanding, beginning of year	119	153
Net movement in loans during the period	(98)	(34)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	23	0
Loans outstanding, end of year[1]	44	119
Other credit risk related transactions:
Allowance for loan losses	1	0
Provision for loan losses	0	0
Guarantees and commitments	1	5

1. Loans past due were € 0 million as of December 31, 2023 and € 0 million as of December 31, 2022. For the total loans the Group held collateral of € 0 million and € 0 million as of December 31, 2023 and December 31, 2022, respectively
320
Deutsche Bank
Annual Report 2023 on Form 20-F

Deposits
in € m.	2023	2022
Deposits outstanding, beginning of year	31	63
Net movement in deposits during the period	2	(32)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	0	0
Deposits outstanding, end of year	33	31

Other Transactions
Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 11 million as of December 31, 2023, and € 3 million as of December 31, 2022. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 0 million as of December 31, 2023, and € 0 million as of December 31, 2022.
Other assets related to transactions with associated companies amounted to € 2 million as of December 31, 2023, and € 33 million as of December 31, 2022. Other liabilities related to transactions with associated companies were € 7 million as of December 31, 2023, and € 3 million as of December 31, 2022.
Transactions with Pension Plans
Under IFRS, post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities.
Transactions with related party pension plans
in € m.	2023	2022
Equity shares issued by the Group held in plan assets	0	0
Other assets	1	5
Fees paid from plan assets to asset managers of the Group	21	20
Market value of derivatives with a counterparty of the Group	698	1,389
Notional amount of derivatives with a counterparty of the Group	8,146	12,888

321
Deutsche Bank
Annual Report 2023 on Form 20-F

37 –
Information on Subsidiaries

Composition of the Group
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
The Group consists of 520 (2022: 521) consolidated entities, thereof 212 (2022: 200) consolidated structured entities. 346 (2022: 362) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 174 (2022: 159) of the consolidated entities (noncontrolling interests). As of December 31, 2023, and 2022, one subsidiary has material noncontrolling interests. Noncontrolling interests for all other subsidiaries are neither individually nor cumulatively material to the Group.
Subsidiaries with material noncontrolling interests
	Dec 31, 2023	Dec 31, 2022
DWS Group GmbH & Co. KGaA
Proportion of ownership interests and voting rights held by noncontrolling interests	20.51%	20.51%
Place of business	Global	Global

in € m	Dec 31, 2023	Dec 31, 2022
Net income attributable to noncontrolling interests	117	119
Accumulated noncontrolling interests of the subsidiary	1,620	1,622
Dividends paid to noncontrolling interests	84	82
Summarized financial information:
Total assets	11,683	11,396
Total liabilities	3,852	3,566
Total net revenues	2,614	2,712
Net income (loss)	567	599
Total comprehensive income (loss), net of tax	424	783

Significant restrictions to access or use the Group’s assets
Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.
The following contractual restrictions impact the Group’s ability to use assets and the table below reflects the volume of those restricted assets:
– The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities
– The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities
Restricted assets
	Dec 31, 2023		Dec 31, 2022
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	163,454	108	164,136	108
Financial assets at fair value through profit or loss	465,273	58,270	482,545	40,346
Financial assets at fair value through other comprehensive income	35,546	7,618	31,675	2,771
Loans at amortized cost	479,353	54,343	491,175	73,500
Other	173,641	7,920	174,686	3,592
Total	1,317,266	128,259	1,344,217	120,317

In addition to the above and in line with the regulation on Liquidity Coverage Ratio (LCR) (Commission Delegated Regulation (EU) 2015/61), the Group identifies if assets held in third country are subject to restrictions to their free transferability. The Group, identifies the volume of High Quality Liquid Assets (HQLA) in excess of net cash outflows held in the third countries which are not freely transferable and excludes them from the HQLA. The aggregated amount of such HQLA that are held at entities in third countries and considered restricted is € 13.3 billion as of December 31, 2023 (€ 21.8 billion as of December 31, 2022). During 2023, the Group has transitioned its risk appetite from liquidity reserves to HQLA.
322
Deutsche Bank
Annual Report 2023 on Form 20-F

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
A structured entity often has some or all of the following features or attributes:
– Restricted activities
– A narrow and well-defined objective
– Insufficient equity to permit the structured entity to finance its activities without subordinated financial support
– Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches)
The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.
Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 1 “Material Accounting Policies and Critical Accounting Estimates”.
Consolidated structured entities
The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.
Securitization vehicles
The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2023, and December 31, 2022, there were no outstanding loan commitments to these entities.
Funds
The Group may provide funding and liquidity facility or guarantees to funds consolidated by the group. As of December 31, 2023 and December 31, 2022, the notional value of the liquidity facilities and guarantees provided by the Group to such funds was € 1.1 billion and € 1.1 billion, respectively.
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
323
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Funds
The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties or the bank may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both bank sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.
The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.
Other
These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the bank does not hold power over the decision making of these entities.
Income derived from involvement with structured entities
The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in ‘Net gains/losses on financial assets/liabilities held at fair value through profit and loss.
Interests in unconsolidated structured entities
The Group’s interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the bank to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.
Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the bank purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the bank is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.
Maximum exposure to unconsolidated structured entities
The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off-balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by Deutsche Bank, is reflected by the notional amounts. Such amounts or its development do not reflect the economic risks faced by the Group because it does not take into account the effects of collateral or hedges, nor the probability of such losses being incurred. At December 31, 2023, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 117 billion, € 315 billion
324
Deutsche Bank
Annual Report 2023 on Form 20-F

and € 26 billion respectively. At December 31, 2022, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 457 billion, € 397 billion and € 28 billion respectively.
Size of structured entities
The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:
– Funds – Net asset value or assets under management where the bank holds fund units and notional of derivatives when the bank’s interest comprises of derivatives
– Securitizations – notional of notes in issue (excluding interest only and excess notes where applicable) when the Group derives its interests through notes its holds and notional of derivatives when the bank’s interests is in the form of derivatives
– Third party funding entities – Total assets in entities
– Repackaging and investment entities – Fair value of notes in issue
For third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral received/pledged or the notional of the exposure the bank has to the entity.
Based on the above definitions, the total size of structured entities is € 2,329 billion, of which the majority of € 1,223 billion is from Funds. In 2022, it was € 2,723 billion and € 1,138 billion respectively.
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
Carrying amounts and size relating to Deutsche Bank’s interests
	Dec 31, 2023
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	0	0	0	0	0
Interbank balances (w/o central banks)	1	0	0	9	11
Central bank funds sold and securities purchased under resale agreements	0	373	209	3,482	4,064
Securities Borrowed	0	0	0	0	0
Total financial assets at fair value through profit or loss	237	4,137	3,372	53,909	61,654
Trading assets	193	2,663	2,750	3,302	8,908
Positive market values (derivative financial instruments)	44	450	6	3,272	3,772
Non-trading financial assets mandatory at fair value through profit or loss	0	1,024	615	47,335	48,974
Financial assets designated at fair value through profit or loss	0	0	0	0	0
Financial assets at fair value through other comprehensive income	0	893	330	264	1,487
Loans at amortized cost	233	66,033	31,002	19,433	116,701
Other assets	1	677	3,406	10,581	14,665
Total assets	472	72,112	38,319	87,679	198,582

Liabilities
Total financial liabilities at fair value through profit or loss	43	51	71	5,098	5,264
Negative market values (derivative financial instruments)	43	51	71	5,098	5,264
Other short-term borrowings	0	0	0	0	0
Other liabilities	0	0	0	0	0
Total liabilities	43	51	71	5,098	5,264
Off-balance sheet exposure	0	8,737	10,720	6,386	25,843
Total	429	80,798	48,967	88,967	219,162

325
Deutsche Bank
Annual Report 2023 on Form 20-F

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

Total trading assets as of December 31, 2023 and December 31, 2022 of € 8.9 billion and € 9.9 billion are comprised primarily of € 2.8 billion and € 3.2 billion in securitizations and € 3.3 billion and € 3.7 billion in funds structured entities respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regard to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover, the credit risk arising from loans made to third party funding structured entities is mitigated by the collateral received.
Non-trading financial assets mandatory at fair value through profit or loss includes reverse repurchase agreements to funds which comprise the majority of the interests in this category and are collateralized by the underlying securities.
Loans as of December 31, 2023, and December 31, 2022, consist of € 116.7 billion and € 118.6 billion investment in securitization tranches and financing to third party funding entities. The Group’s financing to third party funding entities is collateralized by the assets in those structured entities.
Other assets as of December 31, 2023, and December 31, 2022, of € 14.7 billion and € 14.7 billion, respectively, consist primarily of cash margin balances.
Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g., brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank’s exposures to structured entities.
Financial support
Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.
326
Deutsche Bank
Annual Report 2023 on Form 20-F

Sponsored unconsolidated structured entities where the Group has no interest as of December 31, 2023, and December 31, 2022

As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:
– Transferring assets to the entities
– Providing seed capital to the entities
– Providing operational support to ensure the entity’s continued operation
– Providing guarantees of performance to the structured entities.
The bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with Deutsche Bank. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the bank has acted as a sponsor.
The gross revenues from sponsored entities where the bank did not hold an interest as of December 31, 2023, and December 31, 2022, were € 38 million and € 226 million respectively. Instances where the bank does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2023 were € 1.7 billion for securitization and € 1.9 billion for repackaging and investment entities. In 2022, they were € 3.4 billion for securitization and € 1.2 billion for repackaging and investment entities.
327
Deutsche Bank
Annual Report 2023 on Form 20-F

39 –
Current and non-current assets and liabilities

Asset and liability line items by amounts recovered or settled within or after one year
Asset items as of December 31, 2023
	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2023
Cash and central bank balances	178,416	0	178,416
Interbank balances (w/o central banks)	5,535	606	6,140
Central bank funds sold and securities purchased under resale agreements	8,263	6,462	14,725
Securities borrowed	32	6	39
Financial assets at fair value through profit or loss	459,625	5,648	465,273
Financial assets at fair value through other comprehensive income	7,393	28,152	35,546
Equity method investments	0	1,013	1,013
Loans at amortized cost	133,131	346,222	479,353
Property and equipment	0	6,185	6,185
Goodwill and other intangible assets	0	7,327	7,327
Other assets	93,111	21,587	114,698
Assets for current tax	1,084	429	1,513
Total assets before deferred tax assets	886,590	423,637	1,310,227
Deferred tax assets			7,039
Total assets			1,317,266

Liability items as of December 31, 2023
	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2023
Deposits	602,392	23,095	625,486
Central bank funds purchased and securities sold under repurchase agreements	2,215	823	3,038
Securities loaned	3	0	3
Financial liabilities at fair value through profit or loss	356,973	9,521	366,494
Other short-term borrowings	9,620	0	9,620
Other liabilities	107,337	5,681	113,018
Provisions	2,448	0	2,448
Liabilities for current tax	369	262	631
Long-term debt	30,942	88,448	119,390
Trust preferred securities	289	0	289
Total liabilities before deferred tax liabilities	1,112,588	127,830	1,240,418
Deferred tax liabilities			517
Total liabilities			1,240,935

Asset items as of December 31, 2022
	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2022
Cash and central bank balances	178,896	0	178,896
Interbank balances (w/o central banks)	7,189	6	7,195
Central bank funds sold and securities purchased under resale agreements	8,415	3,063	11,478
Securities borrowed	0	0	0
Financial assets at fair value through profit or loss	476,114	6,431	482,545
Financial assets at fair value through other comprehensive income	7,296	24,380	31,675
Equity method investments	0	1,124	1,124
Loans at amortized cost	126,584	364,591	491,175
Property and equipment	0	6,103	6,103
Goodwill and other intangible assets	0	7,092	7,092
Other assets	93,564	24,560	118,124
Assets for current tax	873	711	1,584
Total assets before deferred tax assets	898,931	438,061	1,336,992
Deferred tax assets			7,225
Total assets			1,344,217

328
Deutsche Bank
Annual Report 2023 on Form 20-F

Liability items as of December 31, 2022
	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2022
Deposits	604,227	24,956	629,183
Central bank funds purchased and securities sold under repurchase agreements	517	56	573
Securities loaned	13	0	13
Financial liabilities at fair value through profit or loss	384,020	4,118	388,138
Other short-term borrowings	5,122	0	5,122
Other liabilities[1]	107,343	6,305	113,648
Provisions	2,449	0	2,449
Liabilities for current tax	240	148	388
Long-term debt	46,622	84,903	131,525
Trust preferred securities	500	0	500
Total liabilities before deferred tax liabilities[1]	1,151,052	120,486	1,271,538
Deferred tax liabilities			538
Total liabilities			1,272,076

40 –
Events after the reporting period
After the reporting date no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.
329
Deutsche Bank
Annual Report 2023 on Form 20-F

41 –
Regulatory capital information

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
The total own funds pursuant to the effective regulations as of year-end 2023 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to regulatory adjustments (i.e., prudential filters and deductions), as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital deductions for instance includes intangible assets (exceeding their prudential value), deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1, AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem, institution must have full dividend/coupon discretion at all times, etc.
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
Capital instruments
The Management Board was authorized by the 2022 Annual General Meeting to buy, on or before April 30, 2027, shares of up to 10 % of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2022 Annual General Meeting, this corresponded to a volume of up to € 206.6 million shares. Thereof, a volume of up to 5 % of the total share capital or € 103.3 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2 % of the total share capital with a maturity exceeding 18 months. During the period from the 2022 Annual General Meeting until the 2023 Annual General Meeting,  36.3 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof,  22.7 million shares were purchased by exercising call options. In addition,  30.2 million new call options were purchased for equity compensation purposes in upcoming periods. The number of shares held in Treasury amounted to  5.0 million as of the 2023 Annual General Meeting. These shares were held for equity compensation purposes in upcoming periods.
330
Deutsche Bank
Annual Report 2023 on Form 20-F

The Annual General Meeting on May 17, 2023 granted the Management Board the approval to buy, on or before April 30, 2028, shares of up to 10 % of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2023 Annual General Meeting, this corresponded to € 204 million. Thereof, a volume of up to 5 % of the total share capital or € 102 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2 % of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2023 Annual General Meeting until December 31, 2023,  45.5 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. The number of shares held in Treasury from buybacks amounted to  48.2 million as of December 31, 2023. Thereof 45.5 million relate to shares bought back for cancellation. The remaining amount of  2.7 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting, and as of December 31, 2023, authorized capital available to the Management Board is € 2,560 million (1,000 million shares).
Since the 2022 Annual General Meeting, the Management Board is authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9.0 billion on or before April 30, 2027. Deutsche Bank issued €  1.25 billion new AT1 notes under this authorization in November 2022.
The current CRR as applicable since June 27, 2019, provides further grandfathering rules for AT1 and Tier 2 instruments issued prior to June 27, 2019. AT1 and Tier 2 instruments issued through special purpose entities were grandfathered until December 31, 2021. In 2023, transitional arrangements only exist for AT1 and Tier 2 instruments which continue to qualify until June 26, 2025, even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had an immaterial amount of instruments that qualified during 2023, which resulted in no material difference between the “fully loaded” and “transitional” amounts.
Based on the current CRR, the Group has eligible AT1 instruments of € 8.6 billion outstanding as of December 2023. In 2023, the bank did not issue or redeem AT1 notes.
As of December 31, 2023, Tier 2 capital instruments amounted to € 8.6 billion (nominal value of € 11.5 billion). In 2023, the bank issued Tier 2 capital instruments with a nominal value U.S. $ 1.5 billion (equivalent amount of € 1.4 billion) and a notional of € 132.5 billion Tier 2 capital instruments matured.
Minimum capital requirements and additional capital buffers
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2023.
331
Deutsche Bank
Annual Report 2023 on Form 20-F

Details on regulatory capital
Own Funds Template (incl. RWA and capital ratios)
	Dec 31, 2023	Dec 31, 2022
in € m.	CRR/CRD	CRR/CRD
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	44,908	45,458
Retained earnings	16,509	12,305
Accumulated other comprehensive income (loss), net of tax	(1,760)	(1,314)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	3,493	4,183
Other	973	1,002
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,124	61,634

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,727)	(2,026)
Other prudential filters (other than additional value adjustments)	(126)	600
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,014)	(5,024)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(4,207)	(3,244)
Negative amounts resulting from the calculation of expected loss amounts	(2,386)	(466)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(920)	(1,149)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(0)	(0)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0
Other regulatory adjustments[2]	(1,679)	(2,225)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(16,058)	(13,536)
Common Equity Tier 1 (CET 1) capital	48,066	48,097

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	8,578	8,578
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	0	0
Additional Tier 1 (AT1) capital before regulatory adjustments	8,578	8,578

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(250)	(60)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(250)	(60)
Additional Tier 1 (AT1) capital	8,328	8,518
Tier 1 capital (T1 = CET 1 + AT1)	56,395	56,616

Tier 2 (T2) capital	8,610	9,531
Total capital (TC = T1 + T2)	65,005	66,146
Total risk-weighted assets	349,742	360,003
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.7	13.4
Tier 1 capital ratio (as a percentage of risk-weighted assets)	16.1	15.7
Total capital ratio (as a percentage of risk-weighted assets)	18.6	18.4

N/M – Not meaningful
1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)
2 Includes capital deductions of € 1.4 billion (Dec 2022: € 1.2 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (Dec 2022: € 1.0 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures, € 0.9 million (Dec 2022: € 7.4 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET 1 shows no change in the current year, but a decrease of € 14.7 million for the year 2022 from IFRS 9 transitional provision as per Article 473a of the CRR
332
Deutsche Bank
Annual Report 2023 on Form 20-F

Reconciliation of shareholders’ equity to Own Funds
	CRR/CRD
in € m.	Dec 31, 2023	Dec 31, 2022
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	65,999	61,772
Difference between equity per IASB IFRS / EU IFRS³	(1,513)	187
Total shareholders’ equity per accounting balance sheet (EU IFRS)	64,486	61,959
Deconsolidation/Consolidation of entities	(35)	29
Of which:
Additional paid-in capital	0	0
Retained earnings	(35)	29
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders' equity per regulatory balance sheet	64,451	61,988
Minority Interests (amount allowed in consolidated CET 1)	973	1,002
AT1 coupon and shareholder dividend deduction[1]	(1,279)	(1,342)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(21)	(14)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,124	61,634
Additional value adjustments	(1,727)	(2,026)
Other prudential filters (other than additional value adjustments)	(126)	600
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,014)	(5,024)
Deferred tax assets that rely on future profitability	(4,207)	(3,244)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(920)	(1,149)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Other regulatory adjustments[2]	(4,065)	(2,691)
Common Equity Tier 1 capital	48,066	48,097

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)
2 Includes capital deductions of € 1.4 billion (Dec 2022: € 1.2 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (Dec 2022: € 1.0 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures, € 0.9 million (Dec 2022: € 7.4 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET 1 shows no change in the current year, but a decrease of € 14.7 million for the year 2022 from IFRS 9 transitional provision as per Article 473a of the CRR
3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter " Material Accounting Policies and Critical Accounting Estimates". These rules were initially applied in the first quarter 2020.
333
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Target resource capacities are reviewed in Deutsche Bank’s annual strategic plan in line with Deutsche Bank’s CET 1 and Leverage Ratio ambitions. As a part of Deutsche Bank’s quarterly process, the Group Asset and Liability Committee approves divisional resource limits for total capital demand (defined as the sum of RWA and certain RWA equivalents of Capital Deduction Items and certain RWA equivalents of Capital Buffer Requirements items) and leverage exposure that are based on the strategic plan but adjusted for market conditions and the short-term outlook. Limits are enforced through a close monitoring process and an excess charging mechanism.
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
334
Deutsche Bank
Annual Report 2023 on Form 20-F

42 –
Interest rate benchmark reform

On June 30, 2023, Deutsche Bank materially completed the transition of its remaining transactions linked to USD LIBOR rates. All positions previously referencing CHF LIBOR, JPY LIBOR, EUR LIBOR and EONIA were transitioned in 2022. Positions referencing GBP LIBOR and USD LIBOR tenors that ceased in early 2022 have been materially transitioned to an alternative reference rate.
The bank panel to determine the USD LIBOR permanently ceased as of June 30, 2023, but certain short-term US dollar LIBOR settings will continue to be published using a synthetic methodology until September 30, 2024. Remaining USD LIBOR exposure post cessation relate to positions temporarily utilizing the last available LIBOR fixing or synthetic LIBOR. These positions are closely monitored and are on track for transition. As of December 31, 2023, Deutsche Bank’s financial instruments notional exposure linked to synthetic USD LIBOR settings is € 3.6 billion, thereof Derivatives: € 0.1 billion, Non-Derivative financial assets: € 1.1 billion, Non-Derivative financial liabilities: € 2.4 billion. As of December 31, 2022, notional exposure of positions referencing USD LIBOR was: € 5,975 billion, thereof Derivatives: € 5,897 billion, Non-Derivative financial assets: € 34 billion, Non-Derivative financial liabilities: € 9 billion and Off-balance sheet commitments: € 35 billion.
335
Deutsche Bank
Annual Report 2023 on Form 20-F

43 –
Condensed Deutsche Bank AG (parent company only) financial information

Condensed statement of income
in € m.	2023	2022	2021
Interest income, excluding dividends from subsidiaries	38,205	20,682	13,830
Dividends received from subsidiaries:
Bank subsidiaries	516	395	356
Nonbank subsidiaries	2,255	1,117	893
Interest expense	26,260	9,909	5,120
Net interest and dividend income	14,715	12,284	9,959
Provision for credit losses	1,158	829	317
Net interest and dividend income after provision for credit losses	13,557	11,455	9,642
Noninterest income:
Commissions and fee income	4,513	4,383	4,987
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,681	1,824	2,151
Other income (loss)[1]	(412)	3,541	(105)
Total noninterest income	8,782	9,747	7,034
Noninterest expenses:
Compensation and benefits	5,896	5,679	5,395
General and administrative expenses	6,540	6,273	7,427
Services provided by (to) affiliates, net	2,540	2,165	2,097
Impairment of goodwill and other intangible assets	0	0	0
Total noninterest expenses	14,975	14,118	14,918
Income (loss) before income taxes	7,363	7,084	1,757
Income tax expense (benefit)	906	(1,189)	213
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	6,457	8,273	1,544

1 Includes net gains (losses) on financial assets mandatory at fair value through other comprehensive income as well as impairments and write-ups on investments in subsidiaries.
Condensed statement of comprehensive income
in € m.	2023	2022	2021
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	6,457	8,273	1,544
Other comprehensive income (loss), net of tax	(143)	(1,006)	130
Total comprehensive income (loss), net of tax	6,314	7,267	1,674

336
Deutsche Bank
Annual Report 2023 on Form 20-F

Condensed balance sheet
in € m.	Dec 31, 2023	Dec 31, 2022
Assets:
Cash and central bank balances:	149,493	148,680
Interbank balances (w/o central banks):
Bank subsidiaries	10,787	12,250
Other	4,869	5,218
Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	0	0
Nonbank subsidiaries	10,783	11,588
Other	14,758	11,478
Financial assets at fair value through profit or loss:
Bank subsidiaries	2,972	3,022
Nonbank subsidiaries	968	1,288
Other	409,623	424,988
Financial assets at fair value through other comprehensive income	54,038	50,283
Investments in associates	291	297
Investment in subsidiaries:
Bank subsidiaries	5,569	6,164
Nonbank subsidiaries	24,989	25,970
Loans:
Bank subsidiaries	56,042	40,429
Nonbank subsidiaries	33,581	34,802
Other	350,411	364,094
Other assets:
Bank subsidiaries	2,679	1,475
Nonbank subsidiaries	11,372	12,437
Other	104,272	116,599
Total assets	1,247,496	1,271,062
Liabilities and equity:
Deposits:
Bank subsidiaries	30,781	25,880
Nonbank subsidiaries	13,453	14,957
Other	530,991	529,060
Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	563	468
Nonbank subsidiaries	38,260	22,960
Other	3,025	584
Financial liabilities at fair value through profit or loss:
Bank subsidiaries	3,613	4,151
Nonbank subsidiaries	1,261	1,217
Other	314,707	350,084
Other short-term borrowings:
Bank subsidiaries	127	61
Nonbank subsidiaries	814	698
Other	9,283	4,874
Other liabilities:
Bank subsidiaries	1,660	1,398
Nonbank subsidiaries	8,541	6,370
Other	85,416	101,256
Long-term debt	143,919	150,670
Total liabilities	1,186,414	1,214,687
Total shareholders’ equity	52,513	47,797
Additional equity components	8,569	8,578
Total equity	61,082	56,375
Total liabilities and equity	1,247,496	1,271,062

337
Deutsche Bank
Annual Report 2023 on Form 20-F

Condensed statement of cash flows

in € m.	2023	2022	2021
Net cash provided by (used in) operating activities	5,231	5,522	(12,829)
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	14,245	13,307	49,020
Maturities of financial assets at fair value through other comprehensive income	13,769	15,847	18,646
Sale of debt securities held to collect at amortized cost	0	0	30
Maturities of debt securities held to collect at amortized cost	6,702	5,585	4,743
Sale of equity method investments	20	117	21
Sale of property and equipment	28	7	93
Purchase of:
Financial assets at fair value through other comprehensive income	(32,017)	(34,484)	(42,011)
Debt Securities held to collect at amortized cost	(3,920)	(15,780)	(5,922)
Investments in associates	(60)	(97)	(8)
Property and equipment	(327)	(237)	(464)
Net change in investments in subsidiaries	(35)	622	1,516
Other, net	(1,199)	(1,066)	(965)
Net cash provided by (used in) investing activities	(2,794)	(16,180)	24,698
Cash flows from financing activities:
Issuances of subordinated long-term debt	1,396	2,672	1,099
Repayments and extinguishments of subordinated long-term debt	(1,407)	(42)	(25)
Issuances of trust preferred securities	0	0	0
Repayments and extinguishments of trust preferred securities	0	0	0
Principal portion of lease payments	(395)	(445)	(462)
Common shares issued	0	0	0
Purchases of treasury shares	(857)	(695)	(346)
Sale of treasury shares	395	0	35
Additional Equity Components (AT1) issued	0	2,000	2,500
Additional Equity Components (AT1) repaid	0	(1,750)	0
Purchases of Additional Equity Components (AT1)	(356)	(759)	(1,230)
Sale of Additional Equity Components (AT1)	415	785	1,210
Coupon on additional equity components, pre tax	(498)	(479)	(363)
Cash dividends paid to Deutsche Bank shareholders	(610)	(406)	0
Net cash provided by (used in) financing activities	(1,918)	879	2,417
Net effect of exchange rate changes on cash and cash equivalents	(791)	2,378	755
Net increase (decrease) in cash and cash equivalents	(273)	(7,400)	15,042
Cash and cash equivalents at beginning of period	137,341	144,741	129,699
Cash and cash equivalents at end of period	137,068	137,341	144,741
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	196	464	13
Interest paid	24,360	8,736	5,182
Interest received	38,161	19,415	13,288
Dividends received	2,053	1,391	1,468
Cash and cash equivalents comprise
Cash and central bank balances (not included Interest-earning time deposits with central banks)	132,547	131,763	138,800
Interbank balances (w/o central banks)	4,521	5,578	5,941
Total	137,068	137,341	144,741

Parent company’s long-term debt by earliest contractual maturity
in € m.	Due in 2024	Due in 2025	Due in 2026	Due in 2027	Due in 2028	Due after 2028	Total Dec 31, 2023	Total Dec 31, 2022
Senior debt:
Bonds and notes:
Fixed rate	13,806	11,770	11,863	10,804	8,736	13,756	70,735	62,155
Floating rate	319	2,427	2,453	895	616	2,315	9,026	14,579
Other	12,512	775	764	645	941	36,155	51,793	61,509
Subordinated debt
Bonds and notes:
Fixed rate	35	2,703	1,978	2,378	0	4,655	11,749	9,614
Floating rate	0	0	0	0	0	468	468	2,578
Other	64	0	42	20	0	22	149	235
Total long-term debt	26,736	17,676	17,100	14,742	10,294	57,371	143,919	150,670

338
Deutsche Bank
Annual Report 2023 on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board of Deutsche Bank Aktiengesellschaft:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft (“the Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, the related notes and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2024 expressed an unqualified opinion thereon.
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
339
Deutsche Bank
Annual Report 2023 on Form 20-F

Valuation of level 3 financial instruments and related inputs not quoted in active markets
Description of the Matter
Management uses valuation techniques to establish the fair value of level 3 financial instruments and related inputs not quoted in active markets. The Group held level 3 financial assets and financial liabilities measured at fair value of EUR 25,599 million and EUR 10,856 million as of December 31, 2023. The relevant financial instruments are reported within financial assets and liabilities at fair value through profit or loss, and financial assets at fair value through other comprehensive income. Information on the valuation techniques, models and methodologies used in the measurement of fair value is provided in notes 1 and 13 of the notes to the consolidated financial statements.

Financial instruments and related inputs that are not quoted in active markets include structured derivatives valued using complex models; more-complex or illiquid OTC derivatives; distressed debt; highly-structured bonds; illiquid loans, including those relating to commercial real estate; credit spreads used to determine valuation adjustments; and other inputs which cannot be observed for financial instruments with longer-dated maturities.

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

We evaluated the valuation techniques, models and methodologies, and tested the inputs used in those models. We performed an independent revaluation of a sample of derivatives and other financial instruments at fair value that are not quoted in active markets, using independent models and inputs. We also independently assessed the reasonableness of a sample of proxy inputs used, by comparing them to market data sources and evaluated their relevance to the related financial instruments.

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
340
Deutsche Bank
Annual Report 2023 on Form 20-F

Inclusion of forward-looking information in the model-based calculation of expected credit losses
Description of the Matter
As of December 31, 2023, the Group recognized an allowance for credit losses of EUR 5,726 million, with EUR 1,358 million relating to stage 1 and stage 2 allowances. Information on the inclusion of forward-looking information into the model-based calculation of expected credit losses and their adjustments for stages 1 and 2 is provided in notes 1 and 19 of the notes to the consolidated financial statements.

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

Given the economic uncertainties regarding pronounced movements in interest rates, current geopolitical conflicts and other sources of volatility impacting macroeconomic variables, the estimation of forward-looking information requires significant judgment. To reflect these uncertainties, management must assess whether to make adjustments to its standard process for inclusion of macroeconomic variables into the expected credit loss model and forecasting methods, either by adjusting the macroeconomic variables or through the inclusion of management overlays.

Auditing the forward-looking information, included in the model-based calculation of expected credit losses, and any adjustment thereof, was complex due to the economic uncertainty and significant use of judgment.

How We Addressed the Matter in Our Audit
We obtained an understanding of the processes implemented by management, assessed the design of the controls over the selection, determination, monitoring and validation of forward-looking information in respect of the requirements under IFRS 9, and tested their operating effectiveness.

We evaluated management's review of its expected credit loss model and forecasting methods conducted through the model validation process. Furthermore, we evaluated the methods used to include the selected variables in the baseline scenario and the derivation of the multiple scenarios.

We assessed the baseline macroeconomic forecasts by comparing them with macroeconomic forecasts published by external sources.

We also evaluated the methodology applied by management to determine whether to adjust its standard process for inclusion of macroeconomic variables or to adjust the model results through management overlays. In doing so, we assessed the results of management's sensitivity analysis and compared the macroeconomic variables used to our own benchmark analysis. We also assessed that the adjustments were included in the calculation of expected credit losses according to management's methodology.

To assess the inclusion of forward-looking information in the model-based calculation of expected credit losses, we involved internal credit risk modelling specialists.
341
Deutsche Bank
Annual Report 2023 on Form 20-F

Expected credit losses for defaulted commercial real estate loans

Description of the Matter
As of December 31, 2023, the Group recognized loan exposures of EUR 38,192 million relating to the non-recourse commercial real estate loans business with corresponding allowances of EUR 606 million. Information on the Group‘s commercial real estate loans business is included in Note 19 of the notes to the consolidated financial statements as well as the section “IFRS 9 Impairment” in the Risk Report (Combined Management Report), which is an integral part of the Consolidated Financial Statements.

Identifying and calculating the expected credit losses for defaulted loan exposures involves various assumptions and estimation inputs, particularly regarding the solvency of the borrower, expectations of future cash flows, observable market prices and expected proceeds from the realization of collateral.

Auditing expected credit losses (ECL) for defaulted commercial real estate loans was complex due to the economic uncertainty and significant use of judgment.
How We Addressed the Matter in Our Audit
We obtained an understanding of the processes for identifying and calculating expected credit losses for borrowers in the commercial real estate loans business. We assessed the design and tested the operating effectiveness of controls related to credit risk rating, the application of default criteria and transfer to stage 3 in accordance with IFRS 9 and the calculation of the expected credit loss.

We evaluated the criteria used by management to determine defaulted loans in accordance with IFRS 9.

For a sample of commercial real estate loans we analyzed the application of default criteria used for ECL-staging. For loans classified as stage 3 we assessed the significant assumptions concerning the estimated future cash flows from the loan exposures, by assessing the collateral value, the solvency of the borrower and the publicly available market and industry forecasts. We searched for and evaluated information that corroborates or contradicts management's forecasted assumptions. We also tested the arithmetical accuracy of the expected credit loss calculated for defaulted exposures.

We involved internal specialists to assess the valuation of commercial real estate collateral on a sample basis.
342
Deutsche Bank
Annual Report 2023 on Form 20-F

Measurement of goodwill for the Asset Management cash-generating unit
Description of the Matter
As of December 31, 2023, the Group reported goodwill of EUR 2,849 million that was exclusively allocated to its Asset Management cash-generating unit (CGU). Information on the measurement of goodwill is provided in notes 1 and 23 of the notes to the consolidated financial statements.

For purposes of the impairment test, the recoverable amount of the Asset Management CGU is calculated using the discounted cash flow model. In this context, significant assumptions are made regarding the earnings projections and the discount rate. The discount rate is derived using the Capital Asset Pricing Model.

Auditing the measurement of goodwill for the Asset Management CGU involved a high degree of judgment due to the earnings projections and discount rate contained in the discounted cash flow model.
How We Addressed the Matter in Our Audit
We obtained an understanding of the process for preparing the earnings projections and calculating the recoverable amount of goodwill for the Asset Management CGU. In this respect, we also obtained an understanding of management's controls regarding the earnings projections and the discount rate, assessed the design of such controls and tested their operating effectiveness.

We analyzed the significant assumptions described above with a focus on significant changes compared with the prior year. In this regard, we assessed the consistency and reasonableness of the significant assumptions used in the discounted cash flow model by comparing them with external market expectations.

In analyzing the expected future cash flows of the Asset Management CGU, we compared the earnings projections with the prior fiscal year's projections and the actual results achieved and evaluated any significant deviations. Furthermore, we assessed the discount rate by comparing it to a range of externally available forecasts.

To assess the above assumptions made in the recoverability of goodwill, we involved internal business valuation specialists.
343
Deutsche Bank
Annual Report 2023 on Form 20-F

Recognition and measurement of deferred tax assets
Description of the Matter
As of December 31, 2023, the Group reported net deferred tax assets of EUR 6,522 million. Information on the recognition and measurement of deferred tax assets is provided in notes 1 and 34 of the notes to the consolidated financial statements.

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
How We Addressed the Matter in Our Audit
We obtained an understanding of the process to determine whether deductible temporary differences and unused tax losses are identified in different jurisdictions and measured in accordance with the provisions of tax law and rules for accounting for deferred taxes under IAS 12, evaluated the design and tested the operating effectiveness of the related controls.

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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2020.
Eschborn/Frankfurt am Main, Germany
March 11, 2024
344
Deutsche Bank
Annual Report 2023 on Form 20-F

3-Compensation Report

Introduction – 346
347	Compensation of the Management Board
Executive Summary – 347
Principles for Management Board Compensation – 349
Responsibility and procedures for setting and reviewing Management Board compensation – 349
Guiding principle: Alignment of Management Board compensation to corporate strategy – 349
Compensation principles – 350
Compensation-related developments in 2023 – 351
Development of business and alignment of Management Board compensation to corporate strategy in 2023 – 351
Changes on the Management Board and Compensation Decisions in 2023 – 352
Approval of the Compensation Report 2022 by the Annual General Meeting 2023 – 353
Principles governing the determination of compensation – 354
Structure of the Management Board compensation system – 354
Composition of the target total compensation and maximum compensation – 355
Application of the compensation system in the financial year – 357
Fixed compensation – 357
Variable compensation – 357
Appropriateness of Management Board compensation and compliance with the set maximum compensation – 370
Deferrals and holding periods – 371
Backtesting, malus and clawback – 372
Information on shares and fulfilling the share ownership obligation (Shareholding Guidelines) – 373
Benefits as of the end of the mandate – 374
Benefits upon early termination – 374
Other service contract provisions – 375
Deviations from the compensation system – 375
Management Board compensation 2023 – 376
Current Management Board members – 376
Former members of the Management Board – 379
Outlook for the 2024 financial year – 380
383	Compensation of members of the Supervisory Board
Supervisory Board Compensation for the 2023 and 2022 financial years – 385
388	Comparative presentation of compensation and earnings trends
391	Compensation of the employees (unaudited)
Regulatory environment – 391
Compensation governance – 392
Compensation and Benefits Strategy – 394
Group Compensation Framework – 395
Employee groups with specific compensation structures – 396
Determination of performance-based variable compensation – 397
Variable compensation structure – 398
Ex-post risk adjustment of variable compensation – 399
Compensation decisions for 2023 – 400
Material Risk Taker compensation disclosure – 402
345
Deutsche Bank
Annual Report 2023 on Form 20-F

Introduction

The Compensation Report for the year 2023 provides detailed information on compensation in Deutsche Bank Group.
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
Compensation Report for the Management Board and the Supervisory Board
The Compensation Report for the Management Board and the Supervisory Board for the 2023 financial year was prepared jointly by the Management Board and the Supervisory Board of Deutsche Bank Aktiengesellschaft (hereinafter: Deutsche Bank AG or the bank) in accordance with Section 162 of the German Stock Corporation Act. The Compensation Report describes the fundamental features of the compensation systems for Deutsche Bank’s Management Board and Supervisory Board and provides information on the compensation granted and owed by Deutsche Bank in the 2023 financial year to each incumbent or former member of the Management Board and Supervisory Board.
The Compensation Report fulfills the current legal and regulatory requirements, in particular of Section 162 of the German Stock Corporation Act and the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV) and takes into account the recommendations set out in the German Corporate Governance Code (GCGC). It is also in compliance with the applicable requirements of the accounting rules for capital market-oriented companies (German Commercial Code (HGB), International Financial Reporting Standards (IFRS)) as well as the guidelines issued by the working group Guidelines for Sustainable Management Board Remuneration Systems.
Employee Compensation Report
This part of the compensation report discloses information with regard to the compensation system and structure that applies to the employees in Deutsche Bank Group. The report provides details on the Group Compensation Framework and it outlines the decisions on Variable Compensation for 2023. Furthermore, this part contains quantitative disclosures specific to employees identified as Material Risk Takers (MRTs) in accordance with the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV).
346
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation of the Management Board

Executive Summary
2023 was another year of extraordinary macroeconomic challenges and geopolitical uncertainty, in which Deutsche Bank provided stability and support for its clients. Deutsche Bank`s Global Hausbank strategy and diversified universal banking model were once again put to the test and proved resilient and robust, delivering the best annual pre-tax profit result in 16 years. With an increase in revenues of 6% to almost € 29 billion, Deutsche Bank grew faster than expected.
Deutsche Bank´s performance in 2023 was set against a backdrop of continuing high inflation, slower economic growth and geopolitical uncertainty with the war in Ukraine and the armed conflict in Israel and Gaza. With its strategic realignment in 2019 and subsequent transformation, Deutsche Bank laid the foundation for growth and sustainable profitability. In 2023, Deutsche Bank significantly increased its shareholder distributions while maintaining cost discipline and continuing to strengthen its capital base.
The Supervisory Board considered stakeholders` perspectives very carefully when making compensation decisions. These decisions reflect its pay-for-performance philosophy while taking into account individual and collective financial and non-financial performances aligned to the execution of the Global Hausbank strategy with appropriate regard for risks and controls. As part of its performance assessment, the Supervisory Board also dealt in detail with the problems and negative effects that arose in connection with Project Unity (IT migration of Postbank customer accounts to the Deutsche Bank platform) and, as part of consequence management, took into account the different individual responsibilities of the members of the Management Board for this matter and made appropriate reductions for the determination of their target achievement levels (cut in Short-Term Award achievement levels).
All compensation decisions are made within the boundaries of multiple regulatory requirements. In this regard, Management Board compensation and the pay-out schedules of variable compensation components are limited in several ways. Due to the requirements of Section 25a (5) of the German Banking Act and in accordance with the decision of the General Meeting in May 2014, the ratio of fixed to variable compensation is generally limited to 1:2 (cap rule). For this reason, the fixed compensation of Deutsche Bank Management Board members is relatively high compared to other DAX companies that are not subject to this regulation.
The Compensation Control Committee of Deutsche Bank regularly reviews the compensation system of the Management Board members with regard to market trends and investor feedback. As a result of the review process in 2023, points of improvement were identified. These are now reflected in a redesigned compensation system, which will be submitted to the General Meeting for approval in May 2024 with effect from 2024 onwards. The complexity of the compensation system has been reduced by limiting the number of objectives, which leads to significantly increased transparency. To consider the feedback of shareholders, a forward-looking assessment period rather than the previous backward-looking perspective will be used from now on for the performance measurement of the Long-Term Incentive. With this change, we aim to foster a long-term focus and thus the sustainable development of the company. To further strengthen the pay-for-performance alignment of the compensation of Deutsche Bank, the target achievement regarding the Relative Total Shareholder Return will be assessed based on a more ambitious approach based on the percentile rank of Deutsche Bank compared to the international banks in the peer group.
For further details regarding the new Management Board compensation system, please refer to the Outlook section of the Compensation Report 2023.
347
Deutsche Bank
Annual Report 2023 on Form 20-F

Long-Term Award (LTA) (60%)

Structure & YE assessment

Group Financials 25%

	Threshold	2023
CET 1 Ratio	>=13.1%	13.7%
RoTE	>=8%	7.4%
CIR	<=70%	75.1%

Group Financials Achievement: 70%

150%
100%
50%
0%
2021
2022
2023
1-y. 70%
3-y. 73.75%

RTSR 15%

TSR DB	120.5%
Average TSR Peers	131.6%
RTSR	91.6%

RTSR Achievement: 83%

150%
100%
50%
0%
2021
2022
2023
1-y. 83%
3-y. 92.5%

ESG 20%

Environment	Sust Financing/ Investments	28%
	Climate Risk Management	50%
	Own Operations	150%
Social	Employee Feedback	61%
	Gender Diversity	150%
Governance	Control Risk Management Grade	40%
	Remediation Activities	75%

ESG Achievement: 71.32%

150%
100%
50%
0%
2021
2022
2023
1-y. 71.32%
3-y. 71.04%

3-year assessment period

Collective objectives linked to Deutsche Bank's strategy.

LTA Achievement Level

77.53% vs. 79.60% YE 22

Short-Term Award (STA) (40%)

Structure & YE assessment

25%

Individual Objectives & Behavior' objective

Personal & divisional objectives:
~ 3-4 key area of focus
&
Banks's key values & beliefs Leadership behavior

106% – 133.2%
CEO 133.2% CFO 117.8%

15%

Individual Balanced Scorecards & Key Deliverables

Appropriate tool for steering and control KPIs & Key Deliverables

94% – 121%
CEO 111% CFO 112%

1-year assessment period

Individual & divisional objectives

STA Achievement Level (after Cut)

61.52% - 116.38% vs. 105.69% - 127.54% YE22

The overall variable compensation of the Management Board was €37.62 million for the FY 2023

CEO

8.745
2.617
2.529
3.600
9.225
3.375
2.250
3.600
9.850
3.750
2.500
3.600
LTA
STA
Base Salary
Full Year 2023
Target Compensation
Maximum Compensation

VC Achievement Level vs. Target

91.48%

348
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Guiding principle: Alignment of Management Board compensation to corporate strategy
Deutsche Bank aims to make a positive contribution to its clients, employees, investors and society in general by fostering economic growth and social progress. Deutsche Bank offers its clients solutions and provides an active contribution to foster the creation of value by its clients. This approach is also intended to ensure that Deutsche Bank is competitive and profitable and can operate on the basis of a strong capital and liquidity position. Deutsche Bank is committed to a corporate culture that appropriately aligns risks and revenues.
At the Annual Media Conference in February 2024, Deutsche Bank confirmed its strategic goals for the Group for the period up to 2025. With its four well-balanced and mutually reinforcing businesses, Deutsche Bank´s business model provides a stable and promising foundation for capital-efficient business growth, a predictable revenue mix, prudent risk management and a strong balance sheet. Deutsche Bank has a clear path and is right on track in executing its Global Hausbank strategy for the Group for the period up to 2025 with the aim of sustainably profitable growth and shareholder returns. Since revenues have surpassed the Bank´s expectations in the past years, the previous target for 2025 has been raised compared to the Bank`s ambition announced at the Investor Deep Dive in March 2022. For the period between 2021 and 2025, the adjusted target is a compound annual revenues growth rate of between 5.5% and 6.5%, raised from the Bank`s previous expectation of 3.5% to 4.5% and leading to project revenues of approximately € 32 billion in the financial year 2025. At the same time, cost discipline remains a high priority. Further efficiency measures were implemented in 2023 to bring the cost-income ratio below 62.5% by 2025 and free up capacity for investments and improve operational leverage in order to generate an attractive Return on Tangible Equity of above 10%. The capital distribution objectives are to be achieved through a combination of dividends and share buy-backs with the aim of a payout ratio of 50% from financial year 2024 onwards. The Bank will continue to focus on conduct and controls and follow a clear management agenda to change the way of working, to become even more innovative and remain an employer of choice.
In the interests of the shareholders, the Management Board compensation system is aligned to the business strategy as well as the sustainable and long-term development of Deutsche Bank and provides suitable incentives for a consistent achievement of the set targets. Through the composition of total compensation comprising fixed and variable compensation components, through the assessment of performance over short-term and long-term periods and through the consideration of relevant, challenging performance parameters, the implementation of the Group strategy and the alignment with the sustainable and long-term performance of the Group are rewarded in a clear and understandable manner. The structure of the targets and objectives therefore comprises a balanced mix of both financial and non-financial parameters and indicators.
349
Deutsche Bank
Annual Report 2023 on Form 20-F

Through the structuring of the compensation system, the members of the Management Board get incentivized by achieving the targets and objectives linked to Deutsche Bank’s strategy, when working individually and as a team continually towards the long-term positive development of Deutsche Bank, without taking on disproportionately high risks. The Supervisory Board thus ensures there is always a strong link between compensation and performance in line with shareholder interests (“pay for performance”).
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

350
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation-related developments in 2023

Development of business and alignment of Management Board compensation to corporate strategy in 2023
Management Board compensation is closely aligned to Deutsche Bank’s strategic targets. All the individual and collective objectives agreed with the Management Board members as well as their assessment parameters for the 2023 financial year were discussed by the Compensation Control Committee at the beginning of the year and subsequently resolved on by the Supervisory Board. The objectives serve overall in fostering the strategic transformation of the Group. The achievement levels determined for the objectives for the 2023 financial year at the beginning of the year 2024 reflect the extent to which the individual objectives were achieved and thus contributed to the Bank’s performance.
Since 2019 the management team has successfully transformed Deutsche Bank. By refocusing the Bank’s business around its core strengths, it has become significantly more profitable, better balanced and more cost-efficient. Thanks to the disciplined execution of its strategy, the Bank has been able to serve its clients through highly challenging conditions in a volatile world, proving its resilience with strong risk discipline and sound capital management.
Profit before tax amounted to €5.7 billion at the end of 2023. This is a slight increase of 2% over the previous year and the highest in sixteen years despite more than €1 billion non-operating costs. Post-tax return on Tangible Equity fell over the course of last year to 7.4% due to tax effects in 2022 and 2023, whereby a greater positive impact was seen in 2022. Revenues increased by 6% versus 2022 to €28.9 billion euros, driven by the rise in global interest rates and in particular by the success of the Bank’s broad client base with an increase in business, especially in the Corporate and Private Banks, which saw the highest revenue growth rate in 2023. At the same time, Deutsche Bank managed to keep adjusted costs nearly stable at €20.6 billion, with a consistent cost-income ratio of 75% for the full year.
Reflecting the profitability of all business segments in 2023, the Corporate and the Private Bank were the most important growth drivers. Both divisions achieved record profits. Corporate Bank net revenues were €7.7 billion in 2023, up 22% year-on-year. All Corporate Bank business areas achieved double-digit growth, while innovative product developments and investments in capacities for future business generated positive effects. Private Bank net revenues were €9.6 billion, up 5% year-on-year. Adjusted for specific items, such as the sale of the financial sales organization in Italy, Private Bank revenues even increased by 10%. This was primarily due to a strong deposit business with improved margins. Growth was driven in particular by the Private Clients Bank Germany, where revenues were 14% higher than in the previous year. Adjusted for the specific items, the International Private Clients Bank achieved revenues growth of 3%. In the Investment Bank, revenues totaled EUR 9.2 billion, 9% below the very high level of 2022. Revenues in the Origination and Advisory business increased by 25%, in particular due to the bond issuing business and the non-repeat of mark-to-market losses on funded and unfunded commitments in leveraged debt capital markets. Through the acquisition of Numis, the leading UK corporate broker, investments were made in customer advisory services in order to generate higher commission and fee income in the long term.
The 2023 results demonstrate the benefits of Deutsche Bank’s transformation efforts. The Bank delivered revenues growth in its core businesses and continued cost discipline. The risk provisions are in line with the Bank’s guidance, despite challenging conditions. Focused de-risking of the balance sheet has contributed to the solid Common Equity Tier 1 capital ratio of 13.7%.
The individual objectives are bundled in the short-term component (Short-Term Award (STA)) and account for a share of 40% of the target total variable compensation. The Supervisory Board determined an achievement level for these components for the 2023 financial year between 61.52% and 116.38%. The performance of the Management Board as a collective body is reflected in the long-term component (Long-Term Award (LTA)), which accounts for a share of 60% of the target total variable compensation. Overall, the achievement level of the collective objectives based solely on the 2023 financial year was 73.69%. This achievement level accounts for 60% of the Long-Term Award to be granted for the 2023 financial year. As achievement levels for prior years (at 30% from 2022 and 10% from 2021) also affected the Long-Term Award for the 2023 financial year, the achievement level for this component for the 2023 financial year was 77.53% based on the weighted achievement levels of the three financial years. Details on the individual achievement levels are presented as an overview in this report under the heading “Application of the compensation system in the financial year”.
351
Deutsche Bank
Annual Report 2023 on Form 20-F

Changes on the Management Board and Compensation Decisions in 2023

With effect from June 1 and July 1, 2023, respectively the Supervisory Board resolved changes in the functional responsibilities assigned to individual Management Board members. Claudio de Sanctis was appointed member of the Management Board with effect from July 1, 2023, for a period of three years. Christiana Riley left the Management Board at the end of May 17, 2023. Karl von Rohr left the Management Board with effect from October 31, 2023.
The Management Board comprised 9 members at the end of 2023 with a proportion of women of 11%. Deutsche Bank thereby fulfils the statutory requirements but remains behind its ambitions. As outlined at the AGM 2023, the Supervisory Board is not satisfied with the representation of women at the Management Board and stands by the commitment to increase the percentage of female representation at the Management Board, and to foster and reward a culture of diversity, equity and inclusion more broadly. As part of the Bank’s new compensation system, the Supervisory Board seeks to integrate this ambition more firmly into the performance goals of the Management Board members. Generally, the reduced Management Board has been positively acknowledged internally and externally, being efficient.
In its meeting on July 27, 2023, the Supervisory Board decided to grant a Dividend Equivalent Award of EUR 0.30 per share to Management Board members with share-based deferred compensation awards that were in the holding period at the time of the General Meeting 2023. A Dividend Equivalent is a right to receive a cash payment on the respective release date based on the amount of dividends that would have been paid during the retention period on the number of vested Deutsche Bank shares that are released on the Release Date. The Dividend Equivalent Awards will be calculated based on the dividend paid per Deutsche Bank share multiplied by the number of Deutsche Bank share units subject to the holding requirement (a fixed EUR value). Dividend Equivalents are subject to the same provisions as the underlying Award, including but not limited to suspension, forfeiture or clawback.
The Supervisory Board reviews the compensation levels of the members of the Management Board annually and regularly engages external compensation advisors to support the review, while assuring that these advisors are independent from the Management Board and Deutsche Bank. In 2023, the Supervisory Board conducted a review of the compensation levels taking into account comparable companies (peer groups) with the support of an external compensation advisor. On the basis of the results of this review and taking into account other aspects such as the duration of membership in the Management Board or changes in the area of responsibility within the Management Board, the Supervisory Board took the following compensation decisions in 2023:
A benchmarking study commissioned by the Supervisory Board showed that the level of compensation for the member of the Management Board responsible for the Corporate and Investment Bank is lower for this role compared to the peer group of international banks. Compared to international banks, the overall target compensation is between the 25. percentile and the median. For this reason and taking into account the duration of Fabrizio Campelli’s membership of the Management Board, the Supervisory Board decided to increase his total target compensation to a more market-oriented overall target compensation of €8.8 million p.a. This represents an increase of 25.71% (an increase in base salary of 21.43%) with effect from April 1, 2023.
The target compensation of the Chief Financial Officer (CFO) was also increased with effect from April 1, 2023. In this context, the Supervisory Board has assessed the CFO’s senior position in the Bank and his role as President of Deutsche Bank AG in comparison to the other roles on the Management Board and took into account the duration of his membership of the Management Board, considering another three years in the light of the extension of his appointment as member of the Management Board with effect from July 1, 2023. James von Moltke`s overall target compensation was increased to €8.3 million p.a. This represents an increase of 12.16% (an increase in base salary of 6.67%).
In order to ensure uniform compensation structures for all Management Board members, the Supervisory Board also reviewed the ratio of fixed to variable compensation. According to regulatory requirements, variable compensation must not exceed 200% of the fixed compensation. With two exceptions, the target compensation of all members of the Management Board is consistently measured in such a way that, if the fulfillment of all objectives is fully achieved, this regulatory ceiling can be reached. To be consistent, the variable target compensation of Christian Sewing and Karl von Rohr were increased by 3.33% and 6.76% respectively with effect from April 1, 2023. Base salaries remained unchanged.
The total target compensation for Claudio de Sanctis in his capacity as a member of the Management Board and head of the Private Bank was set at € 7.9 million p.a. with effect from July 1, 2023, i.e., from his appointment as a member of the Management Board.
352
Deutsche Bank
Annual Report 2023 on Form 20-F

The Supervisory Board took into account as a positive aspect the financial milestones achieved and the contributions of the individual members of the Management Board to this success in their performance evaluations. When determining the variable compensation for the 2023 financial year, the Supervisory Board acknowledged the continued efforts of the members of the Management Board in driving regulatory remediation activities. Although there are positive signals from the regulators since substantial control remediation progress was achieved, particularly in the USA and the UK, the Supervisory Board took into consideration that these remediation measures need continued focus across the Bank.
The Supervisory Board analyzed and assessed in detail the problems and negative consequences for customers in connection with Project Unity (IT migration of Postbank customer accounts to the Deutsche Bank platform). Although the technical migration of data records was implemented accurately on the system side, the impact on customer services and processes was clearly underestimated. In the opinion of both the Supervisory Board and the Management Board, the large number of customers who experienced limitations as a result of the migration is unacceptable. In executing this integration program, the Bank failed to meet its own high standards and the expectations of its customers. Even though fast and massive adjustments were subsequently carried out and investments were made in additional resource capacity, IT and automated processes in order to eliminate the backlogs as quickly as possible, the Supervisory Board took into account the overall view of the issue when assessing performance with regard to granting variable compensation. In doing so, the individual degrees to which the individual Management Board members were accountable for the issues were taken into account and, based on the recommendation of the Compensation Control Committee, it was decided to reduce the individual achievement level for the short-term component of selected Management Board members involved.
Details on how the Short-Term Award is calculated are presented in this report under the heading “Application of the compensation system in the financial year”.
Approval of the Compensation Report 2022 by the Annual General Meeting 2023
The Compensation Report 2022 for members of the Management Board and Supervisory Board of Deutsche Bank as published on March 17, 2023, was submitted to the ordinary General Meeting on May 17, 2023, for approval in accordance with Section 120a (4) of the German Stock Corporation Act. The General Meeting approved the Compensation Report with a majority of 89.07%.
353
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Management Board Compensation System 2023
Components	Objective	Implementation
Fixed Compensation
Base salary	The base salary rewards the Management Board member for performing the respective role and responsibilities. The fixed compensation is intended to ensure a fair and market-oriented income and to ensure that undue risks are avoided. In addition, Management Board members are granted recurrent, fringe benefits and contributions for pension benefits.	-	Monthly payment; Annual base salary of between € 2.4 million and € 3.6 million
Fringe benefits		-	Company car and driver services as well, if applicable moving expenses, housing allowance, insurance premiums and reimbursement of business representation expenses
Pension		-	A single and contractually agreed annually pension plan contribution or allowance of € 650,000 for adequate pension provision

Variable Compensation
Short Term Award (STA)	The STA rewards the individual value contribution of each member of the Management Board to achieving short- and medium-term objectives in accordance with the corporate strategy. It consists of two elements, which are tailored to the role and responsibilities of the Management Board member and can be individually influenced by the level of achievement by the Management Board member.	-	40 % of the total variable compensation with 2 elements related to individual performance (1) Individual objectives (25%); and (2) Individual Balanced Scorecard (15%)
		-	Maximum target level 150%
		-	Assessment period 1 year
		-	Earliest possible disbursement in 4 tranches in Restricted Incentive Awards (cash-based) - 1, 3, 5 and 7 years after being granted
		-	Target amount for 100 % achievement level: Between € 1.640 million and € 2.280 million

Long Term Award (LTA)
Within the determination of the variable compensation, the focus is on achieving long-term objectives linked to the strategy. To underline this, the Supervisory Board has set the focus on this component with a share of the LTA of 60 % of the total variable target compensation. For the LTA, the Supervisory Board sets collective objectives for the members of the Management Board. An important part of the LTA is the ESG factor. Since its implementation in 2021 and further development of Deutsche Bank’s sustainability strategy. The Management Board compensation has been systematically linked to sustainability objectives.
		-	60 % of total variable compensation with 3 group targets (1) ESG Objectives (20%); (2) Relative total shareholder return (15%); (3) Group financials (25%)
		-	Maximum target level 150%
		-	Assessment period of 3 years with weightings of 60% (Financial Year (FY)), 30% (FY+1), 10% (FY+2)
		-	Disbursement in 4 tranches exclusively in Restricted Equity Awards (share-based) – earliest possible delivery after 2, 3, 4, 5 years plus a holding period in each case of 1 year after grant
		-	Target amount for 100 % Achievement level: Between € 2.460 million and € 3.420 million

354
Deutsche Bank
Annual Report 2023 on Form 20-F

Overview

Detailed information on the compensation system for members of the Management Board of Deutsche Bank AG is available on the company’s website: Compensation system for the Management Board Members from January 2021 onwards (https://hauptversammlung.db.com/files/documents/2021/HV_2021_Verguetungssystem_fuer_die_Mitglieder_des_Vorstands.pdf).
Composition of the target total compensation and maximum compensation
The Supervisory Board determines for each Management Board member a target total compensation on the basis of the compensation system approved by the General Meeting. It also determines, in accordance with the recommendation of the German Corporate Governance Code, what relative proportions the fixed compensation on the one hand and short-term and long-term variable compensation on the other hand have in the target total compensation. In this context, the Supervisory Board ensures in particular that the variable compensation linked to achieving long-term objectives exceeds the portion of variable compensation linked to short-term objectives.
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

355
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Target and maximum amounts of base salary and variable compensation
	2023				2022
in €	Base salary	Short-Term Award	Long-Term Award	Total compensation[1]	Total compensation[1]
CEO[2]
Target value	3,600,000	2,280,000	3,420,000	9,300,000	9,000,000
Maximum value	3,600,000	3,420,000	5,130,000	9,850,000	9,850,000
President[2,3]
Target value	3,200,000	2,040,000	3,060,000	8,300,000	7,400,000
Maximum value	3,200,000	3,060,000	4,590,000	9,850,000	9,600,000
Ordinary Board Member responsible for Corporate Bank and Investment Bank (CB & IB)[2]
Target value	3,400,000	2,160,000	3,240,000	8,800,000	7,000,000
Maximum value	3,400,000	3,240,000	4,860,000	9,850,000	9,100,000
Ordinary Board Member responsible for PB2
Target value	3,000,000	1,960,000	2,940,000	7,900,000	7,400,000
Maximum value	3,000,000	2,940,000	4,410,000	9,850,000	9,600,000
All other Ordinary Board Members
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum value	2,400,000	2,460,000	3,690,000	8,550,000	8,550,000

1 Limit the maximum total amount of basic salary and variable compensation to the upper limit set by the Supervisory Board.
2 For further details on compensation decision, please refer to the section "Management Board Changes and Compensation Decisions in 2023" in this report.
3 President and Ordinary Board members responsible for Asset Management (AM) and Finance (CFO).
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

356
Deutsche Bank
Annual Report 2023 on Form 20-F

Application of the compensation system in the financial year
Fixed compensation
The fixed compensation components in the form of base salary, fringe benefits and contributions to the pension plan or pension allowances were granted in the financial year as fixed compensation and in accordance with the individual agreements in the service contracts. Due to the requirements of Section 25a (5) of the German Banking Act and in accordance with the decision of the Annual General Meeting in May 2014, the ratio of fixed to variable compensation is generally limited to 1:2 (cap rule). Therefore, when determining the amount of base salary as part of the target compensation, it must be taken into account that the variable compensation may not exceed the maximum value of 200% of the fixed compensation.
The expenses for fringe benefits and pension service costs vary in their annual amounts. Although the contribution to Deutsche Bank’s pension plan is defined consistently for all Management Board members, the amounts to be contributed by Deutsche Bank during the year in the form of pension service cost accruals vary based on the length of service on the Management Board within the financial year, the age of the Management Board member and actuarial figures (additional information is provided in the section “Benefits upon regular contract termination”).
Variable compensation
The Supervisory Board, based on the proposal of the Compensation Control Committee, determined the variable compensation for the Management Board members for the 2023 financial year. Variable compensation comprises two components, a short-term component (Short-Term Award (STA)) with a weighting of 40% and a long-term component (Long-Term Award (LTA)) with a weighting of 60% in relation to the target variable compensation.
All objectives, measurements and assessment criteria that were used for the assessment of performance for the 2023 financial year are derived from Deutsche Bank’s strategy and are in line with the compensation system approved by the General Meeting. The objectives were selected to set suitable incentives for the Management Board members, to promote the development of Deutsche Bank’s earnings and the alignment to the interests of shareholders as well as to fulfill Deutsche Bank’s social responsibility through the inclusion of sustainability aspects and climate protection. The challenging objectives reflect the Bank’s ambitions. If the objectives are not achieved, the variable compensation can be zero; in the case of over-achievement, the maximum achievement level is limited to 150% of the target value.
Balance of financial and non-financial objectives
Financial and non-financial objectives are considered in a balanced way when setting the objectives. In relation to the total variable compensation, there was a greater focus on financial objectives in the 2023 financial year, with a weighting of around 68%. Both the financial and non-financial objectives were chosen in such a way that they are quantitatively or qualitatively measurable at the end of the financial year. Around 75% of the targets are quantitatively measurable and a portion of around 25% is measured qualitatively.
Short-Term Award (STA)
The amount of the Short-Term Award for the 2023 financial year is based on the achievement level during the assessment period of the short-term individual and divisional objectives. The assessment period coincides with the financial year and is one year.
The Short-Term Award comprises the following two elements with different weightings:
– Individual Objectives and Behavior Objective (62.5%)
– Individual Balanced Scorecards and Key Deliverables (37.5%)
For each of these components, the Supervisory Board determines the achievement level based on a clearly structured year-end assessment process at the beginning of the following year. The achievement of the two components determines the overall achievement level for each Management Board member which in turn determines the amount of the short-term component for the preceding financial year.
357
Deutsche Bank
Annual Report 2023 on Form 20-F

Determination of the cash value of the Short-Term Award
Short-Term Award (40%)
	Individual Objectives and Behavior Objective (62.5%)	Balanced Scorecard and Key Deliverables (37.5%)
Target Amount[1]	€ 1,025,000 - € 1,425,000	€ 615,000 - € 855,000
Target Achievement Level	0%-150%	0%-150%

Overall Target Amount per STA component	€ 0 - € 2,137,500	€ 0 - € 1,282,500
Overall Target Amount STA	€ 0 - € 3,420,000

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
The Individual Objectives are derived from the corporate strategy and foster its implementation. They are set for each Management Board member in consideration of his or her respective area of functional responsibility and the contribution of this area of functional responsibility to advancing Deutsche Bank’s overall strategy. ESG objectives such as the further development of the sustainability strategy or the promotion of measures to improve regulatory remediation are also included as individual objectives. Individual Objectives can also be defined as project or regional targets. Besides operational measures, the implementation of strategic projects and initiatives can be agreed as objectives as well, if they are directly instrumental in the implementation of the strategy, by contributing to, for example, the structure, organization and sustainable development of Deutsche Bank.
At the beginning of the 2023 financial year, a maximum of 4 Individual Objectives were set with different weightings for each Management Board member. For these objectives, the Supervisory Board has assigned clear expectations and financial and/or non-financial performance criteria at the beginning of the year, such as financial Key Performance Indicators (KPIs), achievements of milestones, Chief Executive Officer (CEO) and/or Supervisory Board feedback, stakeholder Feedback and qualitative assessments. These enable the Supervisory Board to objectively assess the performance contribution of the respective Management Board member towards the concrete execution of the objectives.
In addition to the individual objectives the Supervisory Board evaluates the behavior of each Management Board member by reflecting on individual performance against the Bank´s key values and beliefs as well as corresponding leadership behavior rules. Focus Topics in 2023 were Integrity, Innovation and Sustainable Performance. With regard to the linkage between behavior and Management Board compensation the Supervisory Board expects the Management Board members to act as role models. Only outstanding performance that goes beyond the expectations of the respective role is incentivized.
At year-end, the determination of the achievement levels follows a pre-defined process. In a first step, all members of the Management Board perform an initial self-assessment of the achievement levels of their objectives. The self-assessed achievement levels are then discussed in conversations with the Chief Executive Officer (CEO) and the Chairman of the Supervisory Board and the Compensation Control Committee. Based on the feedback from these conversations, the Compensation Control Committee prepares a proposal for the Supervisory Board for its decision. For this purpose the achievement levels are combined into an average for each Management Board member according to pre-defined weightings.
The following overview shows the objectives as well as the achievement levels as resolved on by the Supervisory Board for each Management Board member.
358
Deutsche Bank
Annual Report 2023 on Form 20-F

Management Board Member	Weighting (in %)	Individual objectives	Achievement Level (in %)

Christian Sewing	28.0%	Execute & deliver on regulatory remediation	133.20%
	13.7%	Complete purpose declaration and develop DB leadership and culture
	24.0%	Deliver on DB group strategy execution and milestones and further develop DB vision beyond 2025
	14.3%	Strengthen positioning with key stakeholders
	20.0%	Behavior Objective

James von Moltke	24.0%	Execute Group financial plan and Future of Finance Vision	117.80%
	28.0%	Drive regulatory remediation & transformation
	16.0%	Further improve partnership between business and finance in a client centric manner
	12.0%	Seek and attract long-term shareholders
	20.0%	Behavior Objective

Fabrizio Campelli	28.0%	Deliver on Corporate Bank/Investment Bank strategy execution and sustainable profitability and client leadership	119.00%
	28.0%	Improve controls and demonstrate their effectiveness to regulators
	16.0%	Drive stronger Front-to-Back alignment for Corporate Bank/Investment Bank
	8.0%	Provide oversight to Region UK and Ireland
	20.0%	Behavior Objective

Claudio de Sanctis	26.7%	Formulate Private Bank strategy	115.33%
(Member since July 1, 2023)	26.7%	Deliver on efficiency, growth and sustainable profitability
	26.7%	Deliver on critical remediation activities
	20.0%	Behavior Objective

Bernd Leukert	24.0%	Group strategy delivery and execution	112.80%
	24.0%	Remediation: Support CEO in further strengthening Deutsche Bank’s control framework with focus on regulatory requirements
	16.0%	Technology, Data and Innovation strategy: Continue improvement of stability, focus on Innovation and strengthen Data governance
	16.0%	People: Strengthen leadership and drive employee commitment
	20.0%	Behavior Objective

Alexander von zur Mühlen	24.0%	Execute and evolve Asia Pacific strategy	110.40%
	24.0%	Client focus
	16.0%	Culture and Conduct
	16.0%	Promote Global Hausbank value proposition
	20.0%	Behavior Objective

Rebecca Short	29.7%	Drive remediation	114.25%
	21.7%	Execute transformation portfolio
	16.0%	Drive structural cost reduction
	12.7%	Deliver Procurement excellence and drive Human Resources/Global Real Estate integration
	20.0%	Behavior Objective

Professor Dr. Stefan Simon	32.0%	Drive Execution of Financial Crime Risk Key Deliverable	116.60%
	16.0%	Compliance: Implement changes in Executive Committee and drive personnel, organizational and cultural changes
	16.0%	Legal: Establish new Head of Legal and develop people agenda
	16.0%	Further develop and strengthen relationship with Regulators and Supervisors
	20.0%	Behavior Objective

Olivier Vigneron	20.0%	Safeguard the stability and resilience of our Global Hausbank	106.00%
	20.0%	Integrated Technology & Analytics
	20.0%	Develop Non-Financial Risk and Risk Culture & ESG
	20.0%	Regulatory Remediation
	20.0%	Behavior Objective

359
Deutsche Bank
Annual Report 2023 on Form 20-F

Management Board Member	Weighting (in %)	Individual objectives	Achievement Level (in %)

Christiana Riley[1] (Member until May 17, 2023)	32.0%	US regulatory remediation and engagement including delivery on critical AFC/AML/KYC remediation activities for the Americas and 2022 CCAR	N/A
(Member until	24.0%	Execute on financial plan 2023 in line with risk appetite and state of control environment , including client engagement
May 17, 2023)	16.0%	Strengthen client and stakeholder engagement
	8.0%	Further drive DB culture with focus on integrity and conduct
	20.0%	Behavior Objective

Karl von Rohr[2] (Member until October 31.2023)	24.0%	Deliver on Private Bank strategy execution including efficiency, growth and sustainable profitability	N/A
(Member until	16.0%	Support DWS strategy through oversight role
October 31.2023)	28.0%	Deliver on critical remediation activities
	12.0%	Provide oversight for Regions Germany & EMEA
	20.0%	Behavior Objective

1 Due to her choice to leave the Management Board before the end of the original appointment period, Mrs. Riley is not entitled to receive variable compensation for 2023.
2 There was no assessment of individual objectives as the achievement level for the Short-Term Award was set in relation to his departure from the Management Board in accordance with the previous year´s level.
For the qualitative objectives, the Supervisory Board formulated expectations and financial and/or non-financial performance criteria at the beginning of the year, which enable it to objectively assess the performance contribution of the respective Management Board members with regard to the concrete implementation of each objective for the performance year at the beginning of the following year. The degrees of achievement thus determined for the individual objectives are consolidated into an average for each Management Board member according to the weightings defined in advance. The degree of target achievement determined accordingly is multiplied by the target amount of 62.5% of the variable target compensation for the STA. This results in the calculated payout amount for the component of the individual objectives.
360
Deutsche Bank
Annual Report 2023 on Form 20-F

Pay-for-performance summary for CEO and CFO for the STA Individual and behavior objective

Management Board Member	Individual Objectives and Behavior – Pay for Performance Summary
Christian Sewing (CEO)	The Supervisory Board acknowledged Christian Sewing's success in delivering on Deutsche Bank's strategy execution and growing earnings power. Christian Sewing drove Deutsche Bank's accelerated execution of its strategic agenda and the further evolution of its long-term aspirations with a sharpened business model to position the Bank for future growth and success. Under his leadership a new purpose statement and aspirational culture were developed. Both have become part of a broader framework to guide the Bank's long-term sustainable development. Christian Sewing maintained a strong focus on regulatory remediation activities with a material allocation of resources to the respective units. As a result, substantial progress on remediation has been achieved – particularly in the USA and the UK, where good progress can be reported. Despite positive signals from regulators, the Supervisory Board took into consideration that the remediation measures need to be further focused across the bank. As part of the performance assessment, the Supervisory Board examined in detail the customer service problems that arose in connection with Project Unity (IT migration of Postbank customer accounts to the Deutsche Bank platform) and made an individual reduction in the target achievement level for the short-term component. The Supervisory Board acknowledged that Christian Sewing strengthened the Bank's recognition and credibility with key stakeholders through the high level of personal trust he has built up. He led the Group towards a stronger client focus and promoted Deutsche Bank's positioning as a strategic advisor for corporate clients. At the same time, he succeeded in further strengthening Deutsche Bank's political and regulatory positioning and expertise through his accelerated engagement in Germany, the EU and internationally. As President of the German Banking Association, Christian Sewing made a significant contribution to the Bank's visibility and reputation. As part of the assessment of individual objectives, the Supervisory Board considered Christian Sewing's behavior in his role as CEO. Against the background of the Bank's Code of Conduct, values and beliefs, the Supervisory Board recognized that Christian Sewing always acted with the highest level of integrity and presented himself as a role model in every respect. His active involvement in the development and introduction of a purpose statement, his participation in various Deutsche Bank diversity and inclusion and talent initiatives, his dedication to ensure sustainable performance and to promote the corresponding mindset in all business areas as well as his strong commitment to external stakeholders (supervisory authorities, investors, politicians, media and customers) were emphasized by the Supervisory Board in its assessment.
James von Moltke (CFO)	The Supervisory Board recognized the efforts under James von Moltke's leadership to ensure adherence to the 2023 financial plan. Financial performance across most metrics exceeded plan and a significant outperformance versus the capital plan was achieved despite higher-than-expected expenses, especially non-operating expenses, as well as higher credit loss provisions. A combined balanced scorecard performance on financial and culture/control metrics and progress on executing the Future of Finance vision, including Finance's hand-over of its transformation program to the Group Chief Operating Officer (COO) as a fully agile organization, led to an overall achievement level above target. The Supervisory Board acknowledged James von Moltke's initiatives to further improve the partnership between the businesses and Finance in a client-centric manner. He supported the re-planning of business initiatives relating to the Numis transaction and demonstrated his full commitment to driving business solutions, especially across Business Finance, Treasury and Planning and Performance Management. James von Moltke also succeeded in completing the build-out of the Driver-Based Cost Management (DBCM) service cost framework, including business functional interlocks and workshops. James von Moltke strongly supported regulatory remediation activities across the Bank including resource support and regulatory interactions. He fostered continued progress towards the remediation of outstanding findings in Finance and managed to bring remaining findings near to closure. Although important milestones of remediation programs were achieved, the Supervisory Board took into consideration that continued focus on this issue is required to gradually shift from remediation to a sustainable "business as usual" risk management. Based on James von Moltke's initiative, steady progress was made on transformation through the execution of key deliverables. He also managed to build and strengthen relationships with key stakeholders and investors. James von Moltke continued laying the groundwork for renewed investor engagement to attract long-term shareholders for the bank. As part of the performance assessment, the Supervisory Board examined in detail the customer service problems that arose in connection with Project Unity (IT migration of Postbank customer accounts to the Deutsche Bank platform) and, while taking into account James von Moltke's role as CFO and extended responsibility as President of the Bank, made an individual reduction in the target achievement level for the short-term component. As part of the assessment of individual objectives, the Supervisory Board considered James von Moltke's behavior in his role as CFO and President. Against the background of the Bank's Code of Conduct, values and beliefs, the Supervisory Board recognized that James von Moltke always acted with the highest level of integrity in 2023. He led the roll-out of the Leadership Compass in Finance and actively engaged in the articulation of the purpose statement, represented the bank in numerous events and drove ethical and sustainable decision-making across the bank.

Individual Balanced Scorecard and Key Deliverables
Balanced Scorecards make it possible to have an overview of key performance indicators and transform strategic objectives into operating practices through concrete actions and enable consequent cascading into the organization. With the Balanced Scorecards, the Bank has an appropriate tool for the steering and control of key performance indicators that can be used to check the achievement level of financial and non-financial objectives against pre-defined measurement parameters at any time and to measure them transparently for the performance year at the beginning of the following year. At the same time, the Balanced Scorecards provide an overview of the priorities of the individual divisions across the entire Group.
Based on the functional responsibilities according to the Business Allocation Plan for the Management Board, each Management Board member is assigned at least one individual Balanced Scorecard and a maximum of 4 Balanced Scorecards. If more than one Balanced Scorecard is assigned to a Management Board member, these are weighted based on the size and complexity of the associated activities effected on each Scorecard. Four Management Board members have more than one Balanced Scorecard due to their multiple functional and/or divisional responsibilities. The table below shows the number of Balanced Scorecards and their respective weightings.
361
Deutsche Bank
Annual Report 2023 on Form 20-F

Balanced Scorecards for Management Board Members in 2023
Management Board Member	Weightings	Balanced Scorecard
Christian Sewing	83%	Group / Chairman
	17%	Human Resources / Corporate Real Estate
James von Moltke	75%	Chief Financial Office
	25%	Asset Management
Fabrizio Campelli	35%	Corporate Bank
	35%	Investment Bank
	20%	Corporate Bank & Investment Bank Operations and Control
	10%	Region United Kingdom & Ireland
Claudio de Sanctis[1]	100%	Private Bank
Bernd Leukert	100%	Technology, Digitalization & Innovation
Alexander von zur Mühlen	71%	Region Asia-Pacific
	15%	Region Germany
	15%	Region Europe, the Middle East and Africa
Rebecca Short	38%	Group Chief Operating Office excl. Human Resources & Global Real Estate excl. DB Group Strategic Analytics
	27%	Capital Release Unit
	18%	Human Resources / Corporate Real Estate
	18%	DB Group Strategic Analytics
Professor Dr. Stefan Simon	71%	Chief Administrative Office
	29%	Region Americas
Olivier Vigneron	100%	Chief Risk Office
Karl von Rohr[2]	40%	Private Bank
	40%	Asset Management
	10%	Region Germany
	10%	Region Europe, the Middle East and Africa

1 Member since July 1, 2023.
2 Member until October 31, 2023.
The respective Management Board members’ functional responsibilities are linked with pre-defined key financial figures and non-financial targets from up to three categories. The three categories are:

A total of 66 Key Performance Indicators (KPIs) are assigned to these categories, of which a set of 7 to 16 KPIs are embedded in each individual Balanced Scorecard depending on the Management Board member`s area of functional responsibility. The methodology for the Balanced Scorecards has been further developed since their introduction in 2018 and adjusted to meet the developing focus. For example, in order to foster Environmental, Social and Governance (ESG) aspects in the compensation system, ESG topics have been given an even greater consideration since 2021 in the Balanced Scorecards and also in the Long-Term Award (LTA).
The KPIs within the individual categories are set at the beginning of the year for each Management Board member individually along with corresponding targets, thresholds and assessment parameters. In addition, a weighting is set for each category. The weightings that the individual categories have within the overall Balanced Scorecard can be up to 65% depending on the functional responsibility of the Management Board member. The KPIs of the Balanced Scorecards are measured continuously throughout the year, but the overall assessment is made at the end of the year.
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
362
Deutsche Bank
Annual Report 2023 on Form 20-F

the achievement level for a category can be up to 150%. However, if none of the minimum threshold values of a category is met, the achievement level is 0%.
In a third step, an overall achievement level for the individual Balanced Scorecard is derived from the achievement levels of the categories and their weightings.
Individual Balanced Scorecard for Christian Sewing, Chief Executive Officer

1 The Group/ Chairman Balanced Scorecard represents one of the two Balanced Scorecards for the CEO (Group/Chairman and Human Resources/Corporate Real Estate). The overall Balanced Scorecard achievement level is determined based on a combination of both Balanced Scorecards.
363
Deutsche Bank
Annual Report 2023 on Form 20-F

Individual Balanced Scorecard for James von Moltke, Chief Financial Officer

1 The CFO Balanced Scorecard represents one of the two Balanced Scorecards for the CFO (CFO and Asset Management). The overall Balanced Scorecard achievement level is determined based on a combination of both Balanced Scorecards.
Balanced Scorecard (illustrative functioning of the internal tracking tool)

1 Resulting bands of KPI categories: Green (100-150%); Green to amber (75-125%), Green to red (50-100%), Amber to red (25%-75%), Red (0%).
If a Management Board member has more than one Balanced Scorecard, an additional fourth step is carried out to determine a final overall achievement level based on the pre-defined weightings of the Balanced Scorecards.
364
Deutsche Bank
Annual Report 2023 on Form 20-F

Management Board member	Balanced Scorecard & Key Deliverables achievement level (in %)
Christian Sewing	111%
James von Moltke	112%
Fabrizio Campelli	112%
Claudio de Sanctis[1]	115%
Bernd Leukert	120%
Alexander von zur Mühlen	106%
Rebecca Short	119%
Professor Dr. Stefan Simon	94%
Olivier Vigneron	121%
Christiana Riley[2]	N/A
Karl von Rohr[3]	N/A

1 Member since July 1, 2023
2 Due to her choice to leave the Management Board before the end of the original appointment period, Mrs. Riley is not entitled to receive variable compensation for 2023.
3 Member until October 31, 2023. There was no assessment of Balanced Scorecards KPIs as the achievement level for the Short-Term Award was set in relation to his departure from the Management Board in accordance with the previous year´s level.

Overall achievement of the Short-Term Award
For the 2023 financial year, the following overall levels of achievement were determined for the members of the Management Board based on the level of achievement of the objectives linked to the three components defined by the Supervisory Board for the Short-Term Award:
Short-Term Award overall achievement
	Individual Achievement Level (in %)		Overall STA Achievement
	Individual Objectives & Behavior Objective (62.5%)	Balanced Scorecard & Key Deliverables (37.5%)	Achievement level (in %)	Achievement level incl. Unity Cut (in %)	Achievement level (in €)
Christian Sewing	133.20%	111.00%	124.88%	112.39%	2,528,719
James von Moltke	117.80%	112.00%	115.63%	109.84%	2,163,922
Fabrizio Campelli	119.00%	112.00%	116.38%	116.38%	2,374,050
Claudio de Sanctis[1]	115.33%	115.00%	115.21%	109.45%	1,072,570
Bernd Leukert	112.80%	120.00%	115.50%	103.95%	1,704,780
Alexander von zur Mühlen	110.40%	106.00%	108.75%	108.75%	1,783,500
Rebecca Short	114.25%	119.00%	116.03%	110.23%	1,807,767
Professor Dr. Stefan Simon	116.60%	94.00%	108.13%	108.13%	1,773,250
Olivier Vigneron	106.00%	121.00%	111.63%	100.46%	1,647,585
Christiana Riley[2]	N/A	N/A	N/A	N/A	N/A
Karl von Rohr[3]	N/A	N/A	123.03%	61.52%	973,988

1 Member since July 1, 2023
2 Due to her choice to leave the Management Board before the end of the original appointment period, Mrs. Riley is not entitled to receive variable compensation for 2023.
3 Member until October 31, 2023. There was no assessment of individual performance as the achievement level for the Short-Term Award was set in relation to his departure from the Management Board in accordance with the previous year´s level.

365
Deutsche Bank
Annual Report 2023 on Form 20-F

Long-Term Award (LTA)

When determining variable compensation, a significant focus is placed on the achievement of long-term objectives linked to Deutsche Bank’s strategy. To emphasize this, the Supervisory Board decided that the Long-Term Award (LTA) will account for 60% of the total target variable compensation. At the beginning of each financial year, the Supervisory Board specifies the collective long-term objectives for the Management Board members for the LTA. The objectives and their weightings in the LTA for 2023 are:
– ESG Objectives (33.33%)
– Relative Total Shareholder Return of the Deutsche Bank share (25%)
– Group Financials (41.67%)
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

ESG Objectives
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
The ESG component accounts for a share of 33.33% of the LTA. This corresponds to 20% of the total variable compensation and emphasizes the importance of the ESG agenda for Deutsche Bank. At the beginning of each financial year, the Supervisory Board sets targets as well as upper limits and lower limits for all the objectives bundled in the ESG component. The assessment of the achievement levels for the financial year takes place retrospectively. A linear calculation methodology is used to assess the achievement levels for the quantitative measurable KPIs (all except AML/KYC remediation activities) in the categories of 0% and 100%, 100% and 100% to 150%. The following table shows the target amounts, the results as of the end of the year and the resulting achievement level for the 2023 financial year:
366
Deutsche Bank
Annual Report 2023 on Form 20-F

ESG overall achievement level
Year	Weighted achievement levels over 3 years
2021	10%	x	89.38%	=	8.94%
2022	30%	x	64.38%	=	19.31%
2023	60%	x	71.32%	=	42.79%

An overall achievement level for the ESG component for the 2023 financial year was calculated based on the weighted achievement levels for the seven sub-objectives and set at 71.32%.
This results in a weighted overall achievement level of 71.04% for the three-year period for the portion of the LTA attributable to the ESG component.

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
367
Deutsche Bank
Annual Report 2023 on Form 20-F

Increase of RTSR and level of achievement

Level of achievement
150%
140%
120%
100%
80%
60%
40%
20%
0%
20%
40%
60%
80%
100%
120%
140%
150%
160%
180%
200%
Increase of RTSR
Achievement level
2023
83%
2021- 2023
92.5%

The peer group used as the basis for calculating the RTSR is selected from among the companies with generally comparable business activities as well as a comparable size and international presence. The Supervisory Board reviews the composition of the peer group regularly. In 2021 and 2022 the peer group for the RTSR comprised the following 11 banks:
Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, Credit Suisse, HSBC, JP Morgan Chase, Société Générale, UBS and UniCredit. In 2023, Credit Suisse was removed from the peer group, so that the number of banks included was reduced to 10 banks.
RTSR overall achievement level
Year	Weighted achievement levels over 3 years
2021	10%	x	88.00%	=	8.80%
2022	30%	x	113.00%	=	33.90%
2023	60%	x	83.00%	=	49.80%

In 2023, Deutsche Bank’s Total Shareholder Return was higher compared to 4 out of 10 competitors in the peer group. The achievement level for the 2023 financial year came to 83%. This results in a weighted overall achievement level of 92.5% for the overall period of three years for the granting of the portion of the LTA attributable to the RTSR.

368
Deutsche Bank
Annual Report 2023 on Form 20-F

Group Financials
For the financial year 2023 the previously two separate components “Organic Capital Growth” and “Group Component” were combined into “Group Financials" with a weighting of 25%. Since Organic Capital Growth and RoTE accurately reflect an increase in capital, Organic Capital Growth was removed as a separate objective.
Through the Group Financials, the Supervisory Board links the key financial figures supporting the corporate strategy with the Management Board’s compensation and thus establishes an incentive to sustainably foster the Bank’s capital, risk, costs and earnings profile.
Group Financial		Target	Actuals	Achievement level
Common Equity Tier 1 (CET 1) capital ratio (in %)	The bank’s Common Equity Tier 1 capital, as a percentage of the risk weighted assets for credit, market and operational risk.	>= 13.1%	13.7%	70.00%
Post-tax Return on tangible equity (RoTE) (in %)	The profit (loss) attributable to the bank’s shareholders after AT1 coupons as a percentage of average tangible shareholders' equity.	>= 8%	7.4%
Cost/Income Ratio (CIR) (in %)	Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.	<=70%	75.1%

Group Financials overall achievement level
Year	Weighted achievement levels over 3 years
2021	10%	x	77.50%	=	7.75%
2022	30%	x	80.00%	=	24.00%
2023	60%	x	70.00%	=	42.00%

The achievement levels of all three equally weighted objectives of the Group Financials were 70% in 2023. This results in a weighted overall achievement level of 73.75% for the overall three-year period for the portion of the LTA attributable to the Group Component.

Long-Term Award overall achievement
	Achievement Levels (%)			Overall LTA Achievement
	ESG- Objectives (33.33%)	RTSR (25%)	Group Financials (41.67%)	Achievement level (in %)	Achievement level (in €)
Christian Sewing	71.04%	92.50%	73.75%	77.53%	2,616,778
James von Moltke					2,291,135
Fabrizio Campelli					2,372,546
Claudio de Sanctis[1]					1,139,752
Bernd Leukert					1,907,341
Alexander von zur Mühlen					1,907,341
Rebecca Short					1,907,341
Professor Dr. Stefan Simon					1,907,341
Olivier Vigneron[2]	68.54%	95.00%	74.00%	77.43%	1,904,778
Christiana Riley[3]	N/A	N/A	N/A	N/A	N/A
Karl von Rohr[4]	71.04%	92.50%	73.75%	77.53%	1,841,436

1 Member since July 1, 2023.
2 Member since May 20, 2022, Long-term achievement level based on 2-year assessment period as the Management Board member joined Deutsche Bank on March 1, 2022.
3 Due to her choice to leave the Management Board before the end of the original appointment period, Mrs. Riley is not entitled to receive variable compensation for 2023.
4 Member until October 31, 2023.

369
Deutsche Bank
Annual Report 2023 on Form 20-F

Appropriateness of Management Board compensation and compliance with the set maximum compensation
The Supervisory Board regularly reviews the appropriateness of the individual compensation components as well as the amount of total compensation. The review of the appropriateness of Management Board compensation concluded that the Management Board compensation resulting from the achievement levels for the 2023 financial year is appropriate.
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
Peer Group 1:
This group consists of 10 global banks with
– a comparable business model; and
– a comparable size (measured by balance sheet total, number of employees and market capitalization).
The 10 institutions in this Peer Group are identical to the banks used to measure the Relative Total Shareholder Return (see Chapter "Relative Total Shareholder Return"). These are the following:
Banco Santander, Bank of America, Barclays, BNP Paribas, Citigroup, HSBC, JP Morgan Chase, Société Générale, UBS and UniCredit.
Peer Group 2:
This group consists of 15 European banks with
– a comparable business model; and
– a comparable size (measured by balance sheet total, number of employees and market capitalization).
These are the following banks:
Banco Bilbao Vizcaya Argentaria, Banco Santander, Barclays, BNP Paribas, BPCE, Rabobank, Crédit Agricole, Crédit Mutuel, HSBC Holdings, ING Bank, Intesa Sanpaolo, Nordea Bank, Société Générale, UBS Group and UniCredit.
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
370
Deutsche Bank
Annual Report 2023 on Form 20-F

Compliance with the set maximum compensation (cap)

The maximum compensation limit (cap) is set at € 12 million for each Management Board member. This is based on the actual expense and/or actual disbursement of the compensation awarded for a financial year. The base salaries are fixed amounts. The expenses for fringe benefits vary from Management Board member to Management Board member in any given year. The contribution to Deutsche Bank’s pension plan or pension allowance is set at the same amount for all Management Board members. However, the amount to be recognized by the Bank during the year for Deutsche Bank’s pension service costs fluctuates based on actuarial variables. As the expense amount for the multi-year variable compensation components of the Short-Term Award (STA) and Long-Term Award (LTA) are not determined until up to seven years due to the deferral periods, compliance with the maximum compensation set for the 2023 financial year can only be conclusively reported within the framework of the Compensation Reports for the financial years up to 2031. Compliance with the maximum compensation limit as defined under Section 87a of the German Stock Corporation Act is, however, already ensured for the 2023 financial year.
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
The Long-Term Award (LTA) is granted in the form of share-based instruments (Restricted Equity Awards (REAs)).
The REAs vest over a deferral period of 5 years in 4 tranches, beginning with a tranche of 40% in year 2 and three tranches of 20% each in year 3, 4, and 5 following the grant of the variable compensation (grant date). Subsequent to the grant date, the REAs of each tranche are subject to an additional holding period of one year. Accordingly, the Management Board members cannot dispose of the shares underlying the REAs until after 4 years, at the earliest, and in full until after 6 years following the grant date. During the deferral and holding periods, the value of the REAs is linked to the performance of the Deutsche Bank share and is therefore tied to the long-term performance of the Bank, and thereby strengthens the alignment of the Management Board members’ incentives to Deutsche Bank’s performance.
The Short-Term Award (STA) is generally granted in the form of deferred cash compensation (Restricted Incentive Awards - RIAs). The STA is paid out in four tranches of 25% each over a total period of seven years in year 1, 3, 5 and 7 following the grant date. However, if the STA accounts for more than 50% of the total variable compensation, the portion exceeding 50% is also granted in the form of Restricted Equity Awards (REAs). This ensures that at least 50% of the total variable compensation is always granted in a share-based form in accordance with the regulatory requirements. The portion exceeding 50% is subject to the same deferral rules as the share-based compensation from the LTA.
Instead of receiving Restricted Equity Awards (REAs) and Restricted Incentive Awards (RIAs) as described above, holders of specific functions at certain Deutsche Bank U.S. entities are required by applicable regulation to be compensated under different plans. Restricted compensation for these persons consists of restricted share awards and restricted cash awards. The recipient becomes the beneficial owner of the awards as of the Award Date and the awards are held on the recipient’s behalf. These awards are restricted for a period of time (subject to the applicable plan rules and award statements, including performance conditions and forfeiture provisions). The restriction period is aligned to the retention periods applicable to Deutsche Bank´s usual deferred awards. With regard to the Management Board members, these rules apply to Stefan Simon due to his role as CEO of Deutsche Bank USA Corp.
If a member of the Management Board is identified as ´Senior Management Function (SMF)´ holder by the Prudential Regulation Authority (PRA) in the UK, specific deferral provisions under UK regulation, in principle, apply. Fabrizio Campelli was identified as SMF holder for 2023 variable compensation purposes due to his oversight responsibility for the UK region. In 2023, it was agreed with the PRA that the proportion of the variable compensation which corresponds to the time spent for this regional oversight responsibility is subject to the deferral provisions under UK regulation. Therefore, 10% of his variable compensation is deferred in line with the UK regulation, i.e. 4% is granted in Restricted Incentive Awards (RIAs) and paid out in two equal tranches in year 1 and 3 following the grant date and 6% is granted in Restricted Equity Awards (REAs) and vests in 5 equal tranches in year 3, 4, 5, 6 and 7 following the grant date. After the vesting, each tranche is subject to an additional holding period of one year.
For the Restricted Incentive Awards (RIAs) and Restricted Equity Awards (REAs), specific forfeiture conditions apply during the deferral and holding periods (additional information is provided in the section “Backtesting, malus and clawback").
371
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The Supervisory Board regularly reviews in due time before the respective due dates the possibility of a full or partial forfeiture (malus) or reclaiming (clawback) of the Management Board members’ variable compensation components. There was no forfeiture or clawback of awards in 2023.
The Supervisory Board saw Christiana Riley’s departure from the bank early to take up a job at a financial institution that is in competition with Deutsche Bank as grounds for the forfeiture of deferred and non-vested variable compensation components (awards) in accordance with the applicable plan rules and award statements. Christiana Riley agreed to this.
372
Deutsche Bank
Annual Report 2023 on Form 20-F

Information on shares and fulfilling the share ownership obligation (Shareholding Guidelines)
All members of the Management Board are required to acquire a significant amount of Deutsche Bank shares and to hold them on a long-term basis. This requirement is meant to foster the alignment of the Management Board members with Deutsche Bank and its shareholders and to ensure a long-term link to the development of Deutsche Bank’s business.
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
Members of the Management Board
The following table shows the number of outstanding share awards of the current Management Board members as of February 10, 2023, and February 9, 2024 as well as the number of share awards newly granted, delivered or forfeited in this period.
Members of the Management Board	Balance as of Feb 10, 2023	Granted	Delivered	Forfeited	Balance as of Feb 9, 2024
Christian Sewing	895,373	226,006	–	–	1,121,379
James von Moltke	717,588	176,852	–	–	894,440
Fabrizio Campelli	455,170	170,306	67,887	–	557,589
Claudio de Sanctis[1]	–	–	–	–	465,211
Bernd Leukert	295,302	165,939	3,037	–	458,204
Alexander von zur Mühlen	377,906	165,939	111,957	–	431,888
Rebecca Short	172,265	166,316	27,891	–	310,690
Professor Dr. Stefan Simon	265,778	165,939	13,379	–	418,338
Olivier Vigneron	130,539	117,561	41,209	–	206,890

1 Member since July 01, 2023
The table below shows the total number of Deutsche Bank shares held by the incumbent Management Board members as of the reporting dates February 10, 2023, and February 9, 2024 as well as the number of share-based awards and the fulfillment level for the shareholding obligation.
		as of February 9, 2024
Members of the Management Board	Number of Deutsche Bank shares (in Units) as of Feb 10, 2023	Number of Deutsche Bank shares (in Units)	Restricted Equity Award(s)/ Outstanding Equity Units (deferred with additional retention period) (in Units)	thereof 75% of Restricted Equity Award(s)/ Outstanding Equity Units chargeable to share obligation (deferred with additional retention period) (in Units)	Total value of Deutsche Bank shares and Restricted Equity Award(s)/ Outstanding Equity Units chargeable to share obligation (in Units)	Share retention obligation must be fulfilled Yes / No	Level of required shareholding obligation (in Units)[1]	Fulfillment ratio (in %)
Christian Sewing	222,171	222,171	1,121,379	841,034	1,063,205	Yes	620,690	171%
James von Moltke	74,753	74,753	894,440	670,830	745,583	Yes	275,862	270%
Fabrizio Campelli	149,473	185,509	557,589	418,192	603,701	Yes	293,103	206%
Claudio de Sanctis[2]	–	105,665	465,211	348,908	454,573	No	258,621	176%
Bernd Leukert	9,477	10,007	458,204	343,653	353,660	Yes	206,897	171%
Alexander von zur Mühlen	359,655	447,485	431,888	323,916	771,401	Yes	206,897	373%
Rebecca Short	51,299	69,168	310,690	233,018	302,186	Yes	206,897	146%
Prof. Dr. Stefan Simon	0	−	418,338	313,754	313,754	Yes	206,897	152%
Olivier Vigneron	0	21,841	206,890	155,168	177,009	No	206,897	86%
Total	866,828	1,136,599	4,864,631	3,648,473	4,785,072

1 The calculation of the total value of the Deutsche Bank shares and share awards / outstanding shares eligible for the shareholding requirements is based on the share price
€ 11.600 (Xetra closing price on February 9, 2024).
2 Member since July 1, 2023.
All Management Board members fulfilled the shareholding obligations in 2023 or are currently in the waiting period.
373
Deutsche Bank
Annual Report 2023 on Form 20-F

The Chairman of the Management Board, Mr. Sewing, voluntarily committed to invest 15% of his monthly net salary in Deutsche Bank shares from September 2019 until the end of December 2023. In each case, purchases take place on the 22nd day of each month or on the following trading day.
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
The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2023 and 2022 as well as the corresponding defined benefit obligations for each member of the Management Board in office in 2023 as of December 31, 2022 and December 31,2023. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates.
Members of the Management Board	Annual contribution, in the year		Interest credit, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year
in €	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Christian Sewing	747,500	760,500	0	0	8,024,000	7,276,500	564,889	529,109	6,457,344	5,422,875
James von Moltke	812,500	845,000	0	0	5,846,750	5,034,250	667,237	638,068	4,948,283	3,945,284
Fabrizio Campelli	786,500	946,836	0	0	3,968,254	3,181,754	525,920	605,376	2,909,388	2,148,218
Claudio de Sanctis[1]	386,750	0	0	0	386,750	0	272,499	0	278,217	0
Bernd Leukert	702,000	786,500	0	0	3,436,334	2,434,334	573,019	637,939	3,077,074	2,317,651
Alexander von zur Mühlen[2]	0	0	0	0	0	0	0	0	0	0
Rebecca Short	806,000	819,000	0	0	2,179,668	1,373,668	519,350	475,091	1,448,786	826,548
Prof. Dr. Stefan Simon[2]	473,959	845,000	0	0	3,483,460	3,009,501	373,627	629,482	2,896,341	2,311,957
Olivier Vigneron	760,500	644,584	0	0	1,405,084	644,584	543,072	423,955	1,053,069	446,932
Christiana Riley[2],[3]	0	0	0	0	0	0	0	0	0	0
Karl von Rohr[4]	585,001	728,000	0	0	6,034,002	5,449,001	543,542	652,035	5,739,167	4,864,821

1 Member since July 1, 2023
2 The Management Board member receive a pension allowance, which is shown in the section "Compensation granted and owed (inflow table)”.
3 Member until May 17, 2023.
4 Member until October 31, 2023.
Benefits upon early termination
The Management Board members are in principle entitled to receive a severance payment upon an early termination of their appointment, provided the Bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. In accordance with the recommendation of the German Corporate Governance Code, the severance payment amounts to up to a maximum of two times the annual compensation at the maximum and must not exceed the amount that would be payable as compensation for the remaining term of the service contract. The calculation of the severance payment is based on the annual compensation for the previous financial year and, if applicable, on the expected annual compensation for the current financial year. The severance payment is determined and granted in accordance with the statutory and regulatory requirements, in particular with the provisions of the Remuneration Ordinance for Institutions (InstitusVerV).
374
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Reduction of base salary in connection with compensation from other mandates
The service contracts of the Management Board members contain an obligation of the members to ensure that they will not receive any compensation to which they would otherwise be entitled in their capacity as a member of any corporate body, in particular a supervisory board, advisory board or similar body of any group entity of the Bank pursuant to Section 18 of the German Stock Corporation Act. Accordingly, Management Board members do not receive any compensation for mandates on boards of Deutsche Bank subsidiaries.
A Management Board member’s base salary will be reduced in an amount equal to 50% of the compensation from a mandate – in particular supervisory board or advisory board mandates – at a company that does not belong to Deutsche Bank Group. There is no such deduction of any compensation that does not exceed € 100,000 per mandate and calendar year.
In the 2023 financial year, the base salary of one member of the Management Board was reduced by the amount of the compensation from one mandate at a company that does not belong to Deutsche Bank Group, since the compensation exceeded the threshold amount.
Post-contractual non-compete clause
After leaving the Management Board, the members are as a general rule subject to a one-year non-compete clause. During the non-compete period, Deutsche Bank pays the Management Board member compensation (waiting allowance “Karenzentschädigung”) amounting to 65% of his or her annual base salary. The waiting allowance will be credited against any claim to severance pay. In addition, the waiting allowance will be reduced by any income that the Management Board member earns during the non-compete period from self-employed, salaried or other paid activities that are not subject to the non-compete clause. Deutsche Bank may waive a Management Board member’s compliance with the post-contractual non-compete clause. From the date of the waiver, if and when such waiver is granted, Deutsche Bank’s obligation to pay the waiting allowance (“Karenzentschädigung”) ends.
Christiana Riley left the Management Board with effect from the end of May 17, 2023. Her service contract was terminated by way of mutual agreement with effect from the end of May 31, 2023. As provided for in her service contract, a waiting allowance (“Karenzentschädigung”) was agreed in accordance with the post-contractual non-competition clause in the amount of €130,000 per month, corresponding to 65% of her fixed base salary. The post-contractual non-compete provision applies from June 1, 2023, to September 30, 2023, in the scope set forth in the service contract.
Karl von Rohr left the Management Board with effect from the end of October 31, 2023. The Service Contract ended with the end of his appointment period. As provided for in his service contract, a waiting allowance (“Karenzentschädigung”) was agreed in accordance with the post-contractual non-compete clause in the amount of €162,500 per month, corresponding to 65% of his fixed base salary. The post-contractual non-compete provision applies from November 1, 2023, to October 31, 2024, in the scope set forth in the service contract.
Deviations from the compensation system
There were no deviations from the compensation system in the 2023 financial year.
375
Deutsche Bank
Annual Report 2023 on Form 20-F

Management Board compensation 2023
Current Management Board members
Total compensation 2023
The Supervisory Board determined the aforementioned compensation on an individual basis for 2023 and 2022 as follows:
	2023						2022
in €	Base salary[1]	Short Term Award	Long Term Award	Total compensation	Target Total compensation	Ratio to Target	Total compensation
Christian Sewing	3,600,000	2,528,719	2,616,778	8,745,497	9,225,000	95%	8,933,742
James von Moltke	3,150,000	2,163,922	2,291,135	7,605,057	8,075,000	94%	7,073,709
Fabrizio Campelli	3,250,000	2,374,050	2,372,546	7,996,596	8,350,000	96%	6,485,893
Claudio de Sanctis[2]	1,500,000	1,072,570	1,139,752	3,712,322	3,950,000	94%	–
Bernd Leukert	2,400,000	1,704,780	1,907,341	6,012,121	6,500,000	92%	6,266,628
Alexander von zur Mühlen	2,400,000	1,783,500	1,907,341	6,090,841	6,500,000	94%	6,249,101
Rebecca Short	2,400,000	1,807,767	1,907,341	6,115,108	6,500,000	94%	6,325,053
Professor Dr. Stefan Simon	2,400,000	1,773,250	1,907,341	6,080,591	6,500,000	94%	6,258,838
Olivier Vigneron	2,400,000	1,647,585	1,904,778	5,952,363	6,500,000	92%	3,840,545
Christiana Riley[3]	1,000,000	N/A	N/A	1,000,000	2,708,333	N/A	6,161,463
Karl von Rohr[4]	2,500,000	973,988	1,841,436	5,315,424	6,458,333	82%	7,266,592
Total	27,000,000	17,830,131	19,795,789	64,625,920	71,266,666	91%	64,861,564

1 In the column "Base salary", the target values set by the Supervisory Board are shown in EUR for reasons of comparability. The actual inflow differs from this target value for Management Board members Alexander von zur Mühlen and Christiana Riley due to currency fluctuations and for Bernd Leukert due to the offsetting of compensation from mandates. The inflow is shown in the section " Compensation granted and owed (inflow table).
2 Member since July 1, 2023
3 Member until May 17, 2023. Pro-rata to the duration of the service contract until May 31, 2023.
Due to her choice to leave the Management Board before the end of the original appointment period, Mrs. Riley is not entitled to receive variable compensation for 2023.
4 Member until October 31, 2023.
The STA-achievement level was set in relation to his departure from the Management Board in accordance with the previous year´s level.
The number of share awards granted to the members of the Management Board in the form of Restricted Equity Awards (REA) in 2024 for the 2023 financial year was calculated by dividing the respective amounts in euro by the average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2024 (€ 12.2012).
Members of the Management Board	Restricted Equity Award(s) (deferred with additional retention period) (in Units)[1]
Christian Sewing	214,469
James von Moltke	187,779
Fabrizio Campelli	194,514
Claudio de Sanctis[2]	93,413
Bernd Leukert	156,324
Alexander von zur Mühlen	156,324
Rebecca Short	156,324
Prof. Dr. Stefan Simon	156,324
Olivier Vigneron	156,114
Christiana Riley[3]	N/A
Karl von Rohr[4]	150,923
Total	1,622,508

1 The Restricted Equity Awards are commercially rounded for presentation purposes.
2 Member since July 1, 2023
3 Member until May 17, 2023. Due to her choice to leave the Management Board before the end of the original appointment period, Mrs. Riley is not entitled to receive variable compensation for 2023.
4 Member until October 31, 2023.
Granted and owed compensation (inflow table)
The following table shows the compensation paid and owed in the 2023 and 2022 financial years to incumbent members of the Management Board in the 2023 financial year, pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually paid or delivered to the individual Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”).
Besides the compensation amounts, the table additionally shows the relative proportions of fixed and variable compensation within the total compensation pursuant to Section 162 (1) sentence 2 of the German Stock Corporation Act.
376
Deutsche Bank
Annual Report 2023 on Form 20-F

	Christian Sewing				James von Moltke
	2023		2022		2023		2022
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,600	72%	3,600	82%	3,150[1]	77%	2,900	77%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	255	5%	216	5%	72	2%	84	2%
Total fixed compensation	3,855	77%	3,816	87%	3,222	79%	2,984	79%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2017 Restricted Incentive Award: Sign On	0	0%	0	0%	0	0%	67	2%
2019 Restricted Incentive Award for 2018	232	5%	232	5%	169	4%	169	4%
2020 Restricted Incentive Award for 2019	43	1%	43	1%	43	1%	43	1%
2021 Restricted Incentive Award for 2020	304	6%	304	7%	213	5%	213	6%
2022 Restricted Incentive Award for 2021	577	12%	0	0%	419	10%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	308[2]	8%
Total variable compensation	1,155	23%	579	13%	843	21%	799	21%
Total compensation	5,010	100%	4,394	100%	4,065	100%	3,783	100%

1 For further details on compensation decision, please refer to the section "Management Board Changes and Compensation Decisions in 2023" in this report.
2 The variable fringe benefits represent a housing allowance which was granted until June 30, 2022.
	Fabrizio Campelli				Claudio de Sanctis (Member since July 01, 2023)
	2023		2022		2023		2022
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,250[1]	83%	2,467	90%	1,500[1]	99%	–	–
Pension allowance	0	0%	0	0%	0	0%	–	–
Fringe benefits	33	1%	57	2%	9	1%	–	–
Total fixed compensation	3,283	84%	2,524	92%	1,509	100%	–	–
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2017 Restricted Incentive Award: Sign On	0	0%	0	0%	0	0%	–	–
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	–	–
2020 Restricted Incentive Award for 2019	7	0%	7	0%	0	0%	–	–
2021 Restricted Incentive Award for 2020	213	4%	213	5%	0	0%	–	–
2022 Restricted Incentive Award for 2021	406	8%	0	0%	0	0%	–	–
thereof Equity Awards:	0	0%	0	0%	0	0%	–	–
Fringe benefits	0	0%	0	0%	0	0%	–	–
Total variable compensation	626	16%	220	8%	0	0%	–	–
Total compensation	3,909	100%	2,744	100%	1,509	100%	–	–

1 For further details on compensation decision, please refer to the section "Management Board Changes and Compensation Decisions in 2023" in this report.
	Bernd Leukert				Alexander von zur Mühlen
	2023		2022		2023		2022
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,397[1]	80%	2,397[1]	92%	2,559[2]	68%	2,567[2]	75%
Pension allowance	0	0%	0	0%	650	17%	650	19%
Fringe benefits	6	0%	8	0%	88	2%	121	4%
Total fixed compensation	2,403	80%	2,404	93%	3,297	88%	3,338	98%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2017 Restricted Incentive Award: Sign On	0	0%	0	0%	0	0%	0	0%
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	188	4%	188	4%	74	2%	74	2%
2022 Restricted Incentive Award for 2021	399	8%	0	0%	395	10%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	587	20%	188	7%	470	12%	74	2%
Total compensation	2,990	100%	2,593	100%	3,767	100%	3,412	100%

1 The fixed compensation shown includes the crediting of compensation from mandates.
2 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes.
377
Deutsche Bank
Annual Report 2023 on Form 20-F

	Rebecca Short				Professor Dr. Stefan Simon
	2023		2022		2023		2022
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,400	90%	2,400	99%	2,429[1]	73%	2,400	96%
Pension allowance	0	0%	0	0%	271[2]	8%	0	0%
Fringe benefits	33	1%	36	1%	55	2%	10	0%
Total fixed compensation	2,433	91%	2,436	100%	2,755	83%	2,410	97%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2017 Restricted Incentive Award: Sign On	0	0%	0	0%	0	0%	0	0%
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%	78	2%	78	2%
2022 Restricted Incentive Award for 2021	241	5%	0	0%	396	10%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	91	3%	0	0%
Total variable compensation	241	9%	0	0%	564	17%	78	3%
Total compensation	2,674	100%	2,436	100%	3,319	100%	2,488	100%
	0	0	0	0	[0]	[0]	[0]	[0]
1 As the fixed compensation is granted in local currency, it is subject to FX-rate changes.
2 The Management Board Member receives a pro-rata pension allowance since the August 1, 2023
	Olivier Vigneron				Christiana Riley[1] (Member until May 17, 2023)
	2023		2022		2023		2022
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,400	99%	1,473	98%	1,059[2]	40%	2,612[2]	72%
Non-compete payment	0	0%	0	0%	543	20%	0	0%
Pension allowance	0	0%	0	0%	271	10%	650	18%
Fringe benefits	33	1%	35	2%	154	6%	204	6%
Total fixed compensation	2,433	100%	1,508	100%	2,026	76%	3,466	95%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2017 Restricted Incentive Award: Sign On	0	0%	0	0%	0	0%	0	0%
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%	240	6%	186	5%
2022 Restricted Incentive Award for 2021	0	0%	0		405	15%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	1	0%	1	0%
Total variable compensation	0	0%	0	0%	646	24%	187	5%
Total compensation	2,433	100%	1,508	100%	2,673	100%	3,653	100%

1 Pro-rata to the duration of the service contract until May 31, 2023.
2 As the fixed compensation is granted in local currency, it is subject to FX-rate changes.
	Karl von Rohr[1] (Member until October 31, 2023)
	2023		2022
	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,500	67%	3,000	87%
Non-compete payment	325	9%	0	0%
Pension allowance	0	0%	0	0%
Fringe benefits	24	1%	8	0%
Total fixed compensation	2,849	76%	3,008	87%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2017 Restricted Incentive Award: Sign On	0	0%	0	0%
2019 Restricted Incentive Award for 2018	169	5%	169	5%
2020 Restricted Incentive Award for 2019	43	1%	43	1%
2021 Restricted Incentive Award for 2020	224	4%	224	5%
2022 Restricted Incentive Award for 2021	443	9%	0	0%
thereof Equity Awards:	0	0%	0	0%
Fringe benefits	0	0%	0	0%
Total variable compensation	878	24%	435	13%
Total compensation	3,727	100%	3,444	100%

378
Deutsche Bank
Annual Report 2023 on Form 20-F

With respect to the deferred compensation components of previous years approved in the reporting year, the Supervisory Board confirmed that the respective performance conditions were met.
Former members of the Management Board
Granted and owed compensation (inflow table)
The following table shows the compensation paid and owed to the former members of the Management Board in the 2023 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually delivered to the former Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”). Pursuant to Section 162 (5) of the German Stock Corporation Act, no personal data is provided on former members of the Management Board who ended their work for the Management Board prior to the end of the financial year 2013.
	Stuart Lewis Member until May 19, 2022		Frank Kuhnke Member until April 30, 2021		Werner Steinmüller Member until July 31, 2020		Sylvie Matherat Member until July 31, 2019
	2023		2023		2023		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Non-Compete payment	758	56%	0	0%	0	0%	0	0%
Deferred variable compensation
Restricted Incentive Awards	604	44%	348	100%	283	100%	132	100%
Equity Awards	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%	0	0%
Total compensation	1,363	100%	348	100%	283	100%	132	100%

	Nicolas Moreau Member until Dec 31, 2018
	2023
	DB AG	DWS Management GmbH	Overall
	in € t.	in € t.	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	79	90	169	59%
Equity Awards[1]	0	117	117	41%
Fringe benefits	0	0	0	0%
Pension benefits	0	0	0	0%
Total compensation	79	207	286	100%

1 The equity awards shown are share-based instruments granted by DWS Management GmbH. Details of these instruments can be found in the DWS Annual Report.
	Garth Ritchie Member until July 31, 2019		Frank Strauß Member until July 31, 2019		Dr. Marcus Schenck Member until May 24, 2018		John Cryan Member until April 8, 2018
	2023		2023		2023		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	268	100%	326	100%	65	100%	3,312	100%
Equity Awards	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%	0	0%
Total compensation	268	100%	326	100%	65	100%	3,312	100%

379
Deutsche Bank
Annual Report 2023 on Form 20-F

Outlook for the 2024 financial year

The current Management Board compensation system was approved by the General Meeting in 2021. Since then, it has been proven that the system works well and sets the right incentives. At the same time, the compensation system is competitive. Nevertheless, the Supervisory Board and, in preparation, the Compensation Control Committee of Deutsche Bank regularly review the compensation system of the Management Board members with regard to market trends and investor feedback. Furthermore, the regulatory requirements of the Stock Corporation Act (AktG), the Remuneration Ordinance for Institutions (InstitutsVergV) as well as the principles and recommendations of the German Corporate Governance Code (GCGC), as most recently amended, are taken into account.
As part of the review process in 2023, points of improvement were identified, which are explained below. These improvements are reflected in a new compensation system that will be submitted for approval to the General Meeting in May 2024 with effect from the beginning of 2024 onwards.
Forward-looking assessment period for the Long-Term Incentive (LTI)
In the previous compensation system, the collective objectives of the Long-Term Incentive were assessed over a period of three years. Thereby, the current financial year was weighted at 60%. The two previous years were weighted at 30% and 10%, respectively. To reflect the feedback of shareholders, a forward-looking assessment period will be used instead for the performance measurement of the future LTI. Furthermore, in contrast to the previous compensation system which stipulated different weightings for each financial year, the target achievement will be determined after three financial years. As a result, the Supervisory Board will set objectives and their target values for three years in the future. This fosters a long-term focus and thus the sustainable development of the Company.
Reduction of complexity
The Supervisory Board has identified two changes to significantly reduce the overall complexity of the compensation system and thus increase transparency in the Compensation Report:
– The complexity of variable compensation has been simplified by reducing the number of objectives. In the Short-Term Incentive (STI), a maximum of five objectives for measuring individual and divisional performance will be set in future instead of the previous three to four individual objectives, plus an additional behavior objective and a complex balanced scorecard with a large number of Key Performance Indicators. The future STI objectives can be categorized into "Financial", "ESG" and "Personal", always ensuring a balance of financial and non-financial, quantitative, and qualitative objectives. The LTI provides for a lower number of objectives compared to the previous system. The objectives of the LTI are reflected by Group financials (Return on Tangible Equity (RoTE) and Total Book Value per Share (TBVPS)), Relative Total Shareholder Return (RTSR) and ESG objectives.
– Total variable compensation will continue to be granted predominantly in deferred form to ensure the sustainability of earnings within the framework of the business and risk strategies. Furthermore, total variable compensation will continue to be granted predominantly as equity-based instruments to achieve an even stronger alignment of the Management Board members’ compensation to the Bank’s performance and its share price. In the previous compensation system, the underlying scheme for deferral and holding periods was perceived as complex. In the future, half of the STI will be paid out directly after the one-year assessment period in cash and the other half is granted equity-based with an additional holding period of one year. The LTI will be paid out in equity, starting one year after the three-year assessment period, and distributed over five equal, consecutive installments, each with an additional holding period of one year. In total, the full LTI pay out amount of a tranche will be available for disposal after nine years. The Supervisory Board is confident that the new scheme for deferral and holding periods is significantly simpler and more comprehensible, while at the same time fulfilling the regulatory requirements of the InstitutsVergV.
380
Deutsche Bank
Annual Report 2023 on Form 20-F

Increase of pay-for-performance alignment

Several shareholders expressed concerns regarding the design of the previous target achievement curve for the Relative Total Shareholder Return (RTSR) in the long-term component, which measures the TSR of the Deutsche Bank share in relation to the average TSR of a selected peer group. In particular, shareholders criticized that payout starts at a TSR of 40% below the peer group and an equal performance with the peer group results in a target achievement of 100%. In line with the market practices of international banks and to further strengthen the pay-for-performance alignment of Deutsche Bank´s compensation, the target achievement for the RTSR will be assessed based on Deutsche Bank´s percentile rank compared to the individual companies in the peer group. According to the new method, the payout starts if the percentile rank of Deutsche Bank is at the median, i.e., Deutsche Bank must outperform 50% of the companies in the peer group. A target achievement of 100% is defined as reaching the 70th percentile, which, in the current peer group of ten international banks, corresponds to achieving rank 4 in terms of TSR performance. Only ranks 1 and 2 allow a payout at the upper threshold of 150% target achievement. The Supervisory Board would like to point out that the ambition level of the new target achievement curve goes beyond the current practice in the German market and shows that shareholders` feedback has been heard and implemented.
Increase in market alignment
To increase market alignment and harmonize further contractual agreements of the Management Board compensation, changes have been made in the pension scheme, shareholding guidelines and termination benefits.
– With regard to the former pension scheme, a simple cash allowance model will be introduced for newly appointed members of the Management Board. The cash allowance is paid out directly in a lump sum. This avoids interest rate and biometric risks in financing a pension entitlement as well as the administrative procedures associated with this for the Deutsche Bank. In addition, the annual pension allowance for a newly ordinary Management Board member will be 30% lower than the pension contribution currently granted.
– Furthermore, in line with current market practice, a build-up phase of four years will be introduced for the obligation under shareholding guidelines.
– In line with German market practice as well as recommendation G.13 German Corporate Governance Code (GCGC), severance payments are currently limited to two times the annual total compensation and are not paid beyond the remaining term of the service contract (severance cap). Considering feedback from investors and other stakeholders, the Supervisory Board will reduce the severance cap at a maximum of two years' base salary for newly appointed members of the Management Board. In addition, the waiting allowance (Karenzentschädigung) for the duration of the subsequent non-competition period will be lowered from 65% of the annual base salary to 50% of the annual base salary.
Outlook on the objectives of the variable compensation 2024-2026
The new compensation system establishes a strong alignment of interests between the Management Board members and shareholders of Deutsche Bank and allows for a high degree of transparency for stakeholders. Against this background, the Supervisory Board made a commitment to disclose the long-term objectives and target values of the variable compensation 2024, which is based on the new compensation system, before the start of the respective assessment period. Short term individual targets will continue to be disclosed retrospectively.
381
Deutsche Bank
Annual Report 2023 on Form 20-F

The achievement level of each KPI can be between 0%-150%. Calculation between Lower Limit and Target as well as Target and Upper Limit is a linear straight line.
382
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation of members of the Supervisory Board

Supervisory Board compensation, which can be amended by the General Meeting if necessary, is regulated in Section 14 of the Articles of Association. New compensation provisions were last adopted by resolution of the General Meeting on May 17, 2023. Accordingly, the following provisions apply as of May 17, 2023:
The members of the Supervisory Board receive a fixed annual compensation (“Supervisory Board Compensation”). The amount of the annual base compensation for each Supervisory Board member is € 300,000, for the Supervisory Board Chairman € 950,000, and for each Deputy Chairperson € 475,000.
Chairs of the committees of the Supervisory Board are paid additional fixed annual compensation amounts as follows:

Committee chair in €
Audit Committee	150,000
Risk Committee	150,000
Technology, Data and Innovation Committee	150,000
Chairman’s Committee	100,000
Nomination Committee	100,000
Compensation Control Committee	100,000
Regulatory Oversight Committee	100,000
Strategy and Sustainability Committee	100,000
Mediation Committee	0

If a Supervisory Board member is chair of more than one committee, compensation is only paid for the committee entitled to the highest amount. The Chairman of the Supervisory Board does not receive any additional compensation for chairing of the committees. Members of the committees also do not receive additional compensation.
In connection with the new regulation of Supervisory Board Compensation, the General Meeting resolved to approve the following transitional regulations with effect from May 17, 2023:
If the amount of the Supervisory Board Compensation does not exceed the Supervisory Board Compensation previously paid in the individual case (calculated compensation for the 2023 financial year based on the previous regulation in the Articles of Association), a member of the Supervisory Board whose current term of office began before May 17, 2023, will receive a compensating payment in the form of a cash payment in the amount of the difference between the previously granted Supervisory Board Compensation and the Supervisory Board Compensation pursuant to paragraphs 1 and 2 of Section 14 of the Articles of Association. In the event of a re-election as member of the Supervisory Board, the provisions of the Articles of Association in the version adopted on May 17, 2023, apply.
Members of the Supervisory Board whose current term of office began before May 17, 2023, will receive the virtual shares cumulatively earned during the current term of office paid out in February 2024 on the basis of the average closing price during the last 10 trading days of the Frankfurt Stock Exchange (Xetra or successor system) of the preceding January.
The compensation determined will be paid to the respective member of the Supervisory Board by, at the latest, two months after submitting invoices and as a rule within the first three months of the following year.
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
In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount in any financial liability insurance policy held by the company. The premiums for this are paid by the company. A deductible does not have to be specified for the members of the Supervisory Board.
383
Deutsche Bank
Annual Report 2023 on Form 20-F

Until the new provisions became effective as of May 17, 2023, the following provisions applied for the compensation of the Supervisory Board:
The members of the Supervisory Board received a fixed annual compensation (“Supervisory Board Compensation”). The annual base compensation amounted to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman received twice that amount and the Deputy Chairpersons one and a half times that amount.
Members and chairs of the committees of the Supervisory Board were paid additional fixed annual compensation as follows:
	until May 17, 2023
Committee in €	Chair	Member
Audit Committee	200,000	100,000
Risk Committee	200,000	100,000
Nomination Committee	100,000	50,000
Mediation Committee	0	0
Regulatory Oversight Committee	200,000	100,000
Chairman’s Committee	100,000	50,000
Compensation Control Committee	100,000	50,000
Strategy and Sustainability Committee	100,000	50,000
Technology, Data and Innovation Committee	200,000	100,000

75 % of the compensation determined was disbursed to each Supervisory Board member after submitting invoices within the first three months of the following year. The other 25 % was converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares was paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member did not leave the Supervisory Board due to important cause which would have justified dismissal (forfeiture regulation).
In case of a change in Supervisory Board membership during the year, compensation for the financial year was paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation was paid in cash; a forfeiture regulation applied to 25 % of the compensation for that financial year.
The company reimbursed the Supervisory Board members for the cash expenses incurred in the performance of their office, including any value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work was paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman was reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.
In the interest of the company, the members of the Supervisory Board were included in an appropriate amount in a financial liability insurance policy held by the company. The premiums for this were paid by the company.
384
Deutsche Bank
Annual Report 2023 on Form 20-F

Supervisory Board Compensation for the 2023 and 2022 financial years

Individual members of the Supervisory Board received the following compensation for the 2023 and 2022 financial years (excluding value added tax). The tables show the compensation paid and owed to the members of the Supervisory Board in the 2023 and 2022 financial years pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act (AktG). For a clearer overview, the compensation for the 2023 financial year is first shown separately based on the compensation provisions applicable until May 17, 2023, and then based on the new compensation provision applicable since that date. In each case the calculation is rounded up/down to full months.
	Compensation for the 2023 financial year for the period from January 1, 2023 to May 17, 2023
Members of the Supervisory Board	Base compensation		Committee compensation[1]		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	83,333	22%	291,667	78%	375,000
Detlef Polaschek[2]	62,500	33%	125,000	67%	187,500
Prof. Dr. Norbert Winkeljohann	62,500	27%	166,667	73%	229,167
Ludwig Blomeyer-Bartenstein[2]	41,667	33%	83,333	67%	125,000
Mayree Clark	41,667	25%	125,000	75%	166,667
Jan Duscheck	41,667	33%	83,333	67%	125,000
Manja Eifert	41,667	50%	41,667	50%	83,334
Sigmar Gabriel	41,667	50%	41,667	50%	83,334
Timo Heider	41,667	40%	62,500	60%	104,167
Martina Klee[2]	41,667	50%	41,667	50%	83,334
Gabriele Platscher[2]	41,667	33%	83,333	67%	125,000
Bernd Rose[2]	41,667	29%	104,167	71%	145,834
Yngve Slyngstad	41,667	50%	41,667	50%	83,334
John Alexander Thain	41,667	50%	41,667	50%	83,334
Michele Trogni	41,667	22%	145,833	78%	187,500
Dr. Dagmar Valcárcel	41,667	22%	145,833	78%	187,500
Stefan Viertel[2]	41,667	29%	104,167	71%	145,834
Dr. Theodor Weimer	41,667	50%	41,667	50%	83,334
Frank Werneke[2]	41,667	33%	83,333	67%	125,000
Frank Witter	41,667	33%	83,333	67%	125,000
Total	916,672	32%	1,937,501	68%	2,854,173

1 The respective memberships of the Supervisory Board committees in the 2023 financial year are presented in the section “Standing Committees” in this report
2 Member of the Supervisory Board until May 17, 2023
	Compensation for the 2023 financial year for the period from May 17, 2023, to December 31, 2023
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees[1]		Compensating payment in the form of a cash payment[3]	Total
	in €	in %	in €	in %	in €	in €
Alexander Wynaendts	554,167	100%	0	0%	0	554,167
Frank Schulze[2]	277,083	100%	0	0%	0	277,083
Prof. Dr. Norbert Winkeljohann	277,083	83%	58,333	17%	0	335,417
Susanne Bleidt[2]	175,000	100%	0	0%	0	175,000
Mayree Clark	175,000	67%	87,500	33%	0	262,500
Jan Duscheck	175,000	100%	0	0%	0	175,000
Manja Eifert	175,000	100%	0	0%	0	175,000
Claudia Fieber[2]	175,000	100%	0	0%	0	175,000
Sigmar Gabriel	175,000	100%	0	0%	0	175,000
Timo Heider	175,000	100%	0	0%	0	175,000
Birgit Laumen[2]	175,000	100%	0	0%	0	175,000
Gerlinde Siebert[2]	175,000	100%	0	0%	0	175,000
Yngve Slyngstad	175,000	100%	0	0%	0	175,000
Stephan Szukalski[2]	175,000	100%	0	0%	0	175,000
John Alexander Thain	175,000	75%	58,333	25%	0	233,333
Jürgen Tögel[2]	175,000	100%	0	0%	0	175,000
Michele Trogni	175,000	67%	87,500	33%	0	262,500
Dr. Dagmar Valcárcel	175,000	75%	58,333	25%	29,167	262,500
Dr. Theodor Weimer	175,000	100%	0	0%	0	175,000
Frank Witter	175,000	67%	87,500	33%	0	262,500
Total	4,083,333	90%	437,500	10%	29,167	4,550,000

1 The respective chairs of the Supervisory Board committees in the 2023 financial year are presented in the section “Standing Committees” in this report. If a Supervisory Board member is chair of more than one committee, compensation is only paid for the committee entitled to the highest amount. The Chairman of the Supervisory Board does not receive any additional compensation for chairing of the committees.
2 Member of the Supervisory Board since May 17, 2023.
3 Provision on the transition pursuant to Section § 14 (3) paragraph 1 of the Articles of Association.
385
Deutsche Bank
Annual Report 2023 on Form 20-F

For the Supervisory Board members in office in the 2023 financial year, the following total compensation results:
	Total compensation for the 2023 financial year
Members of the Supervisory Board	Base compensation		Committee compensation and/or compensation for chairing of the committees[1]		Total Compensation
	in €	in %	in €	in %	in €
Alexander Wynaendts	637,500	69%	291,667	31%	929,167
Detlef Polaschek[2]	62,500	33%	125,000	67%	187,500
Frank Schulze[3]	277,083	100%	0	0%	277,083
Prof. Dr. Norbert Winkeljohann	339,583	60%	225,000	40%	564,583
Ludwig Blomeyer-Bartenstein[2]	41,667	33%	83,333	67%	125,000
Susanne Bleidt[3]	175,000	100%	0	0%	175,000
Mayree Clark	216,667	50%	212,500	50%	429,167
Jan Duscheck	216,667	72%	83,333	28%	300,000
Manja Eifert	216,667	84%	41,667	16%	258,334
Claudia Fieber[3]	175,000	100%	0	0%	175,000
Sigmar Gabriel	216,667	84%	41,667	16%	258,334
Timo Heider	216,667	78%	62,500	22%	279,167
Martina Klee[2]	41,667	50%	41,667	50%	83,334
Birgit Laumen[3]	175,000	100%	0	0%	175,000
Gabriele Platscher[2]	41,667	33%	83,333	67%	125,000
Bernd Rose[2]	41,667	29%	104,167	71%	145,834
Gerlinde Siebert[3]	175,000	100%	0	0%	175,000
Yngve Slyngstad	216,667	84%	41,667	16%	258,334
Stephan Szukalski[3]	175,000	100%	0	0%	175,000
John Alexander Thain	216,667	68%	100,000	32%	316,667
Jürgen Tögel[3]	175,000	100%	0	0%	175,000
Michele Trogni	216,667	48%	233,333	52%	450,000
Dr. Dagmar Valcárcel[4]	216,667	48%	233,333	52%	450,000
Stefan Viertel[2]	41,667	29%	104,167	71%	145,834
Dr. Theodor Weimer	216,667	84%	41,667	16%	258,334
Frank Werneke[2]	41,667	33%	83,333	67%	125,000
Frank Witter	216,667	56%	170,833	44%	387,500
Total	5,000,005	68%	2,404,167	32%	7,404,172

1 The respective memberships of the Supervisory Board committees in the 2023 financial year are presented in the section “Standing Committees” in this report
2 Member of the Supervisory Board until May 17, 2023
3 Member of the Supervisory Board since May 17, 2023
4 Committee compensation including cash payment pursuant to Section § 14 (3) paragraph 1 of the Articles of Association
	Total compensation for the 2022 financial year
Members of the Supervisory Board	Base compensation		Committee compensation[1]		Total compensation	Thereof paid in 1st quarter 2023
	in €	in %	in €	in %	in €	in €	in %
Alexander Wynaendts[2]	116,667	24%	379,167	76%	495,833	371,875	75%
Dr. Paul Achleitner[3]	83,333	22%	291,667	78%	375,000	375,000	100%
Detlef Polaschek	150,000	33%	300,000	67%	450,000	337,500	75%
Ludwig Blomeyer-Bartenstein	100,000	33%	200,000	67%	300,000	225,000	75%
Mayree Clark	100,000	23%	329,167	77%	429,167	321,875	75%
Jan Duscheck	100,000	33%	200,000	67%	300,000	225,000	75%
Manja Eifert[4]	75,000	64%	41,667	36%	116,667	87,500	75%
Dr. Gerhard Eschelbeck[3]	41,667	40%	62,500	60%	104,167	104,167	100%
Sigmar Gabriel	100,000	50%	100,000	50%	200,000	150,000	75%
Timo Heider	100,000	32%	208,333	68%	308,333	231,250	75%
Martina Klee	100,000	50%	100,000	50%	200,000	150,000	75%
Henriette Mark[5]	25,000	40%	37,500	60%	62,500	62,500	100%
Gabriele Platscher	100,000	33%	200,000	67%	300,000	225,000	75%
Bernd Rose	100,000	29%	250,000	71%	350,000	262,500	75%
Yngve Slyngstad[2]	58,333	58%	41,667	42%	100,000	75,000	75%
John Alexander Thain	100,000	50%	100,000	50%	200,000	150,000	75%
Michele Trogni	100,000	22%	350,000	78%	450,000	337,500	75%
Dr. Dagmar Valcárcel	100,000	22%	350,000	78%	450,000	337,500	75%
Stefan Viertel	100,000	31%	220,833	69%	320,833	240,625	75%
Dr. Theodor Weimer	100,000	50%	100,000	50%	200,000	150,000	75%
Frank Werneke	100,000	33%	200,000	67%	300,000	225,000	75%
Prof. Dr. Norbert Winkeljohann	120,833	23%	400,000	77%	520,833	390,625	75%
Frank Witter	100,000	33%	200,000	67%	300,000	225,000	75%
Total	2,170,833	32%	4,662,500	68%	6,833,333	5,260,417	77%

1 The respective memberships of the Supervisory Board committees in the 2022 financial year are presented in the Annual Report 2022
2 Member of the Supervisory Board since May 19, 2022
3 Member of the Supervisory Board until May 19, 2022
4 Member of the Supervisory Board since April 7, 2022
5 Member of the Supervisory Board until March 31, 2022
386
Deutsche Bank
Annual Report 2023 on Form 20-F

The General Meeting resolved together with the new regulations for the Supervisory Board Compensation with effect from May 2023 that the members of the Supervisory Board whose current term of office began before May 17, 2023, received the virtual shares cumulatively earned during the current term of office paid out in February 2024 on the basis of the average closing price during the last 10 trading days of the Frankfurt Stock Exchange (Xetra or successor system) of the preceding January. The following table shows the virtual share units paid out on this basis pursuant to Section 14 (3) paragraph 2:
	Payment of the virtual share units
Members of the Supervisory Board	Virtual share units accrued during the term of office until May 17, 2023	Amount paid out in February 2024 in €¹
Alexander Wynaendts	10,287.340	123,534
Detlef Polaschek	54,246.218	651,410
Ludwig Blomeyer-Bartenstein	36,164.145	434,274
Mayree Clark	48,753.546	585,452
Jan Duscheck	31,622.388	379,734
Manja Eifert	2,420.551	29,067
Sigmar Gabriel	13,123.540	157,593
Timo Heider	32,243.505	387,193
Martina Klee	19,567.673	234,976
Gabriele Platscher	36,164.145	434,274
Bernd Rose	34,436.163	413,523
Yngve Slyngstad	2,074.758	24,915
John Alexander Thain	24,109.430	289,516
Michele Trogni	43,315.856	520,154
Dr. Dagmar Valcárcel	36,257.853	435,399
Stefan Viertel	11,855.883	142,370
Dr. Theodor Weimer	11,488.655	137,960
Frank Werneke	6,403.562	76,897
Prof. Dr. Norbert Winkeljohann	49,368.978	592,842
Frank Witter	9,272.179	111,344
Total	513,176.368	6,162,427

1 At a value of € 12.008 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2024.
All employee representatives on the Supervisory Board, with the exception of Jan Duscheck, Birgit Laumen, Stephan Szukalski and Frank Werneke, are or were employed by Deutsche Bank Group. In the 2023 financial year, we paid such members a total amount of € 1.32 million (in the form of salary, retirement and pension payments) in addition to their Supervisory Board compensation.
We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, although members who are or were employed by us are entitled to the benefits associated with the end of such employment (i.e., not on the basis of their Supervisory Board work). During 2023, we set aside € 0.10 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.
387
Deutsche Bank
Annual Report 2023 on Form 20-F

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
388
Deutsche Bank
Annual Report 2023 on Form 20-F

	2023	2022	2021	2020	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
1. Company profit development
Net income (net loss) of Deutsche Bank AG (in € m)	4,999	5,506	1,919	(1,769)	(9)	187	N/M
Net income (net loss) of Deutsche Bank Group (in € m)	4,772	5,525	2,365	495	(14)	134	N/M
Cost/income ratio of Deutsche Bank Group (in %)	75.1%	74.9%	84.6%	88.3%	0	(11)	(4)
Return on Tangible Equity (RoTE) of Deutsche Bank Group (in %)	7.4%	9.4%	3.8%	0.2%	(21)	147	N/M
2. Average compensation employees
World-wide on a full-time equivalent basis	116,713	125,301	120,336	113,350	(7)	4	6
3. Management Board compensation (in € t.)
Current Management Board members
Christian Sewing (Member since January 1, 2015)	5,010	4,394	3,867	3,352	14	14	15
James von Moltke (Member since July 1, 2017)	4,065	3,783	4,009	3,635	7	(6)	10
Fabrizio Campelli (Member since November 1, 2019)	3,909	2,744	2,420	2,222	42	13	9
Claudio de Sanctis (Member since July 1, 2023)	1,509	-	-	-
Bernd Leukert (Member since January 1, 2020)	2,990	2,593	2,419	2,222	15	7	9
Alexander von zur Mühlen (Member since August 1, 2020)	3,767	3,412	3,157	1,282	10	8	146
Rebecca Short (Member since May 1, 2021)	2,674	2,436	1,606	-	10	52	N/M
Prof. Dr. Stefan Simon (Member since August 1, 2020)	3,319	2,488	2,446	1,007	33	2	143
Olivier Vigneron (Member since May 20, 2023)	2,433	1,508	-	-	61	N/M	N/M
Members who left the Management Board during the financial year
Christiana Riley (Member until May 17, 2023)	2,673	3,653	3,079	3,034	(27)	19	1
Karl von Rohr (Member until October 31, 2023)	3,727	3,444	3,235	2,930	8	6	10
Members who left the Management Board before the financial year
Stuart Lewis (Member until May 19, 2023)	1,363	2,648	3,079	2,912	(14)	6	6
Frank Kuhnke (Member until 30 April 2021)	348	1,626	2,264	2,207	(79)	(28)	3
Werner Steinmüller (Member until July 31, 2020)	283	283	3,117	2,436	N/M	(91)	28
Sylvie Matherat (Member until July 31, 2019)	132	134	211	2,719	(1)	(36)	(92)
Garth Ritchie (Member until July 31, 2019)	268	268	2,071	4,185	N/M	(87)	(51)
Frank Strauß (Member until July 31, 2019)	326	326	326	2,168	N/M	N/M	(85)
Nicolas Moreau (Member until Dec 31, 2018)	286	317	299	1,826	(10)	6	(84)
Dr. Marcus Schenck (Member until May 24, 2018)	65	65	65	65	N/M	N/M	N/M
John Cryan (Member until April 8, 2018)	3,312	47	47	47	N/M	N/M	N/M
4. Supervisory Board compensation (in € t.)
Current Supervisory Board members
Alexander Wynaendts (Member since May 19, 2022)	929	496	-	-	87	N/M	N/M
Frank Schulze (Member since May 17, 2023)	277	-	-	-	N/M	N/M	N/M
Prof. Dr. Norbert Winkeljohann (Member since August 1, 2018)	565	521	496	450	8	5	10
Susanne Bleidt (Member since May 17, 2023)	175	-	-	-	N/M	N/M	N/M
Mayree Clark (Member since May 24, 2018)	429	429	450	425	N/M	(5)	6
Jan Duscheck (Member since August 2, 2016)	300	300	271	250	N/M	11	8
Manja Eifert (Member since April 7, 2022)	258	117	-	-	121	N/M	N/M
Claudia Fieber (Member since May 17, 2023)	175	-	-	-	N/M	N/M	N/M
Sigmar Gabriel (Member since March 11, 2020)	258	200	200	167	29	N/M	20
Timo Heider (Member since May 23, 2013)	279	308	292	250	(9)	5	17
Birgit Laumen (Member since May 17, 2023)	175	-	-	-	N/M	N/M	N/M
Gerlinde Siebert (Member since May 17, 2023)	175	-	-	-	N/M	N/M	N/M
Yngve Slyngstad (Member since May 19, 2022)	258	100	-	-	158	N/M	N/M
Stephan Szukalski (Member until December 31, 2020; Member since May 17, 2023)	175	-	-	200	N/M	N/M	N/M
John Alexander Thain (Member since May 24, 2018)	317	200	200	200	59	N/M	N/M
Jürgen Tögel (Member since May 17, 2023)	175	-	-	-	N/M	N/M	N/M
Michele Trogni (Member since May 24, 2018)	450	450	392	350	N/M	15	12
Dr. Dagmar Valcárcel (Member since August 1, 2019)	450	450	450	425	N/M	N/M	6
Dr. Theodor Weimer (Member since May 20, 2020)	258	200	200	108	29	N/M	85
Frank Witter (Member since May 27, 2021)	388	300	142	-	29	111	N/M
Former Members of the Supervisory Board
Ludwig Blomeyer-Bartenstein (Member until May 17, 2023)	125	300	300	300	(58)	N/M	N/M
Detlef Polaschek (Member until May 17, 2023)	188	450	450	450	(58)	N/M	N/M
Martina Klee (Member until May 17, 2023)	83	200	171	150	(59)	17	14
Gabriele Platscher (Member until May 17, 2023)	125	300	300	300	(58)	N/M	N/M
Bernd Rose (Member until May 17, 2023)	146	350	321	275	(58)	9	17
Stefan Viertel (Member until May 17, 2023)	146	321	242	-	(55)	33	N/M
389
Deutsche Bank
Annual Report 2023 on Form 20-F

	2023	2022	2021	2020	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
Frank Werneke (Member until May 17, 2023)	125	300	8	-	(58)	N/M	N/M
Dr. Paul Achleitner (Member until May 19, 2022)	-	375	871	802	N/M	(57)	9
Dr. Gerhard Eschelbeck (Member until May 19, 2022)	-	104	217	150	N/M	(52)	45
Henriette Mark (Member until March 31, 2022)	-	63	250	250	N/M	(75)	N/M
Frank Bsirske (Member until October 27, 2021)	-	-	250	300	N/M	N/M	(17)
Gerd Alexander Schütz (Member until May 27, 2021)	-	-	50	175	N/M	N/M	(71)
Katherine Garrett-Cox (Member until May 20, 2020)	-	-	-	100	N/M	N/M	N/M

390
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation of the employees (unaudited)

The content of the 2023 Employee Compensation Report is based on the qualitative and quantitative remuneration disclosure requirements outlined in Article 450 No. 1 (a) to (j) Capital Requirements Regulation (CRR) in conjunction with Section 16 of the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV).
This Compensation Report takes a group-wide view and covers all consolidated entities of the Deutsche Bank Group. In accordance with regulatory requirements, equivalent reports for 2023 are prepared for the following Significant Institutions within Deutsche Bank Group: BHW Bausparkasse AG, Germany; Deutsche Bank Luxembourg S.A., Luxembourg; Deutsche Bank S.p.A., Italy; Deutsche Bank Mutui S.p.A., Italy; Deutsche Bank S.A.E., Spain.
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
As an EU-headquartered institution, Deutsche Bank is subject to the Capital Requirements Regulation/Directive (CRR/CRD) globally, as transposed into German national law in the German Banking Act and InstVV. These rules are applied to all of Deutsche Bank subsidiaries and branches world-wide to the extent required in accordance with Section 27 InstVV. As a Significant Institution within the meaning of InstVV, Deutsche Bank identifies all employees whose work is deemed to have a material impact on the overall risk profile (Material Risk Takers or MRTs) in accordance with the criteria stipulated in the German Baking Act and in the Commission Delegated Regulation 2021/923. Deutsche Bank identifies MRTs at a Group level, at the level of Significant Institutions and, in accordance with the German Banking Act, for all CRR institutions at a solo level.
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
Where applicable, Deutsche Bank is also subject to specific rules and regulations implemented by local regulators. Many of these requirements are aligned with the InstVV. However, where variations are apparent, proactive and open discussions with regulators have enabled the bank to follow the local regulations whilst ensuring that any impacted employees or locations remain within the bank’s overall Group Compensation Framework. This includes, amongst others, the compensation structures applied to Covered Employees in the United States under the requirements of the Federal Reserve Board as well as the requirements related to compensation recovery for executive officers in the event of an accounting restatement as required by the U.S. Securities and Exchange Commission. In any case, the InstVV requirements are applied as minimum standards globally.
391
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Reward governance structure

1 Does not comprise a complete list of Supervisory Board Committees
392
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The CCC consists of the Supervisory Board Chairperson as well as two other Supervisory Board Members representing shareholders and three Supervisory Board Members representing employees. The Committee held seven meetings in the calendar year 2023. The members of the Risk Committee attended two meetings as guests, the Chairperson of the Risk Committee attended four meetings as guest. The Chairperson of the CCC is also a member of the Risk Committee. Further details can be found in the Report of the Supervisory Board within the Annual Report.
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
Senior Executive Compensation Committee (SECC)
The SECC is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. The SECC establishes the Compensation and Benefits Strategy, Policy and corresponding guiding principles. Moreover, using quantitative and qualitative factors, the SECC assesses Group and divisional performance as a basis for compensation decisions and makes recommendations to the Management Board regarding the total amount of annual variable compensation and its allocation across business divisions and infrastructure functions.
In order to maintain its independence, only representatives from infrastructure and control functions who are not aligned to any of the business divisions are members of the SECC. In 2023, the SECC’s membership comprised of the DB AG Management Board member responsible for Human Resources and the Chief Financial Officer as Co-Chairpersons, the Head of Compliance, the Head of Performance & Reward as well as an additional representative from both Finance and Risk as voting members. The Compensation Officer, the Deputy Compensation Officer and an additional representative from Finance participated as non-voting members. The SECC generally meets on a monthly basis but with more frequent meetings during the compensation process. It held 19 meetings in total with regard to the compensation process for the performance year 2023.
393
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation and Benefits Strategy

Deutsche Bank recognizes that its compensation framework plays a vital role in supporting its strategic objectives. It enables the bank to attract and retain the individuals required to achieve the bank’s objectives. The Compensation and Benefits Strategy is built on three core pillars that support the bank’s global, client-centric business and risk strategy, reinforced by safe and sound compensation practices that operate within the bank’s profitability, solvency, and liquidity position.
394
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Pursuant to CRD and the requirements subsequently adopted in the German Banking Act, Deutsche Bank is subject to a maximum ratio of 1:1 with regard to fixed-to-variable remuneration components, which was increased to 1:2 for a limited population with shareholder approval on May 22, 2014 with an approval rate of 95.27%, based on valid votes by 27.68% of the share capital represented at the Annual General Meeting. Nonetheless, the bank has determined that employees in specific infrastructure functions (such as Legal, Group Tax and Human Resources) should in general continue to be subject to a maximum ratio of 1:1 while Control Functions as defined by InstVV are subject to a maximum ratio of 2:1. These Control Functions comprise Risk, Compliance, Anti-Financial Crime, Group Audit and the Compensation Officer and his Deputy.
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
Variable Compensation reflects affordability and performance at Group, divisional, and individual level. It allows the bank to differentiate individual performance and to drive behavior through appropriate incentives that can positively influence culture. It also allows for flexibility in the cost base. For most employees globally, VC is granted as Individual VC and considers the applicable divisional and the employee’s individual performance, conduct, and adherence to values and beliefs. In addition, it is subject to Group affordability and linked to Group performance. Employees who are not eligible for an award of Individual VC are granted a Group VC Component and may be nominated for a Recognition Award (where applicable). The Group VC Component reflects the bank’s annual achievements in reaching its strategic targets whilst Recognition Awards provide the opportunity to acknowledge and reward outstanding contributions made by the employees of lower seniority levels in a timely and transparent manner.
Key components of the compensation framework

395
Deutsche Bank
Annual Report 2023 on Form 20-F

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
DWS
The vast majority of DWS asset management entities and employees fall under AIFMD, UCITS or IFD, while a limited number of employees remain in scope of the bank’s Group Compensation Framework and InstVV. DWS has established its own compensation governance, policy, and structures, as well as Risk Taker identification process in line with AIFMD/UCITS/IFD requirements. These structures and processes are aligned with InstVV where required but tailored towards the Asset Management business. Pursuant to the ESMA/EBA Guidelines, DWS’s compensation strategy is designed to ensure an appropriate ratio between fixed and variable compensation.
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
Tariff staff
Within Deutsche Bank Group there are 17,105 tariff employees in Germany (based on full-time equivalent as of December 31, 2023). Tariff staff are either subject to a collective agreement (Tarifvertrag für das private Bankgewerbe und die öffentlichen Banken), as negotiated between trade unions and employer associations, or subject to agreements as negotiated with the respective trade unions directly. The remuneration of tariff staff is included in the quantitative disclosures in this Report.
396
Deutsche Bank
Annual Report 2023 on Form 20-F

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
In a first step, Deutsche Bank assesses the bank’s profitability, solvency and liquidity position in line with its Risk Appetite Framework, including a holistic review against the bank’s multi-year strategic plan to determine what the bank “can” award in line with regulatory requirements (i.e., Group affordability). During this assessment, the bank also considers other limitations such as cost constraints. The proportion of the VC pools that is related to Group performance is determined based on the performance of a selected number of Group’s KPIs, such as Common Equity Tier 1 (CET 1) Capital Ratio, Cost/Income Ratio (CIR), Post-Tax Return on Tangible Equity (RoTE), ESG – Sustainable Finance Volume, Gender Diversity and Control Risk Management Grade. In the next step, the bank assesses divisional risk-adjusted performance, i.e. what the bank “should” award in order to provide an appropriate compensation for contributions to the bank’s success.
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
397
Deutsche Bank
Annual Report 2023 on Form 20-F

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
The bank continues to go beyond regulatory requirements with the scope as well as the amount of VC that is deferred and the minimum deferral periods for certain employee groups. The deferral rate and period are determined based on the risk categorization of the employee as well as the business unit. Where applicable, the bank starts to defer parts of variable compensation for MRTs where VC is set at or above € 50,000 or where VC exceeds 1/3 of TC. For non-MRTs, deferrals start at higher levels of VC. MRTs are on average subject to deferral rates in excess of the minimum 40% (60% for Senior Management) as required by InstVV. For MRTs in Material Business Units (MBU) the bank applies a deferral rate of at least 50%. The VC threshold for MRTs requiring at least 60% deferral is set at € 500,000. Moreover, for all employees whose FP exceeds the amount of € 500,000, the full amount of the VC is deferred.
As detailed in the table below, deferral periods range from three to five years, dependent on employee groups.
Overview on 2023 award types (excluding DWS Group)
Award Type	Description	Beneficiaries	Deferral Period	Retention Period	Portion

Upfront: Cash VC	Upfront cash	All eligible employees	N/A	N/A	100% of VC, except employees with deferred awards
Upfront: Equity Upfront Award (EUA)	Upfront equity (linked to Deutsche Bank’s share price over the retention period)	MRTs with VC ≥ € 50,000 or where VC exceeds 1/3 of TC Non-MRTs with deferred awards where 2023 TC > € 500,000	N/A	12 months	50% of upfront VC
Deferred: Restricted Incentive Award (RIA)	Deferred cash	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	N/A	50% of deferred VC
Deferred: Restricted Equity Award (REA)	Deferred equity (linked to Deutsche Bank’s share price over the vesting and retention period)	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	12 months for MRTs	50% of deferred VC
N/A – Not applicable
1 For the purpose of Performance Year 2023 annual awards, Senior Management is defined as Deutsche Bank AG MB-1 positions; voting members of Business Division Top Executive Committees; MB members of Significant Institutions; respective MB-1 positions with managerial responsibility; for the specific deferral rules for the Management Board of Deutsche Bank AG refer to the Compensation Report for the Management Board
Employees are not allowed to sell, pledge, transfer or assign a deferred award or any rights in respect to the award. They may not enter into any transaction having an economic effect of hedging any variable compensation, for example offsetting the risk of price movement with respect to the equity-based award. The Human Resources and Compliance functions, overseen by the Compensation Officer, work together to monitor employee trading activity and to ensure that all employees comply with this requirement.
398
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Overview on Deutsche Bank Group performance conditions and forfeiture provisions of variable compensation granted for Performance Year 2023

1 Considering clearly defined and governed adjustments for relevant Profit and Loss items (e.g., business restructurings; impairments of goodwill or intangibles)
2 Other provisions may apply as outlined in the respective plan rules
399
Deutsche Bank
Annual Report 2023 on Form 20-F

Compensation decisions for 2023

Year-end considerations and decisions for 2023
All compensation decisions are made within the boundaries of regulatory requirements. These requirements form the overarching framework for determining compensation at Deutsche Bank. In particular, management must ensure that compensation decisions are not detrimental to maintaining the bank’s sound capital base and liquidity reserves.
Despite a persistently difficult macroeconomic environment, Deutsche Bank has demonstrated resilience and achieved sustainable business growth and revenues, resulting in a pre-tax profit of € 5.7 billion.
2023 was a successful year for Deutsche Bank, further proving the strength of its Global Hausbank model: a client centric approach coupled with targeted investment decisions, without losing focus on continued cost discipline, capital generation and strong controls. The bank reconfirmed a measured and forward-looking approach when deciding on variable compensation for 2023. This approach balanced the need to grow sustainably whilst remaining within the boundaries of cost commitments as well as remunerating employees fairly and competitively based on performance. This resulted in VC levels for 2023 that are more conservative than the bank’s financial performance might have indicated. As in previous years, the SECC continuously monitored and reviewed the implications of potential VC awards, both for the bank’s capital and liquidity base and for its ambitious cost targets.
With due consideration for all these factors, the Management Board determined that the bank is in a position to award variable compensation, including a year-end performance-based VC pool, of € 1.996 billion for 2023 (2022: € 2.126 billion). The VC for the Management Board of Deutsche Bank AG was determined, as always, by the Supervisory Board in a separate process, but is included in the tables and charts below.
As part of the overall 2023 VC awards granted in March 2024, the Group VC Component was awarded to all eligible employees in line with the assessment of the four defined KPI categories which are outlined in the Group Compensation Framework chapter of this Report. The Management Board determined a payout rate of 70% for the Group VC Component in 2023, compared to 80% in 2022 and 77.5% in 2021.
Compensation awards for 2023 – all employees
	2023									2022
in € m. (unless stated otherwise)¹	Super- visory Board²	Mana- gement Board[3]	CB3	IB3	PB3	AM3	Control Func- tions[3]	Corporate Func- tions[3]	Group Total	Group Total
Number of employees (full-time equivalent)	20	9	15,712	7,990	26,236	4,386	7,088	28,709	90,130	84,930
Total compensation	7	72	1,329	2,271	2,415	796	796	2,646	10,324	10,237
Base salary and allowances	7	28	986	1,255	1,902	478	665	2,106	7,421	7,135
Pension expenses	0	6	69	62	87	36	48	133	440	540
Fixed Pay according to § 2 InstVV	7	34	1,055	1,317	1,989	514	713	2,240	7,861	7,674
Year-end performance-based VC4	0	38	228	893	259	209	68	301	1,996	2,126
Other VC4	0	0	8	28	44	28	5	20	133	110
Severance payments	0	0	38	34	122	44	11	86	334	328
Variable Pay according to § 2 InstVV	0	38	274	955	425	281	84	406	2,463	2,563

1 The table may contain marginal rounding differences; FTE (full-time equivalent) as of December 31, 2023; shows remuneration awarded to all employees (including 2023 leavers)
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG (they are not considered for the Group Total number of employees); employee representatives are considered with their compensation for the Supervisory Board role only (their employee compensation is included in the relevant divisional column); the remuneration for members of the Deutsche Bank AG Supervisory Board is not reflected in the Group Total
3 Management Board represents the Management Board Members of Deutsche Bank AG; IB = Investment Bank; CB = Corporate Bank; PB = Private Bank; AM = Asset Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure function which is neither captured as a Control Function nor part of any division
4 Year-end performance-based VC includes Individual and Group VC; other VC includes other contractual VC commitments such as sign-on awards, retention awards, recognition awards and specific VC elements for tariff staff and civil servants; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)
400
Deutsche Bank
Annual Report 2023 on Form 20-F

Reported year-end performance-based variable compensation and deferral rates year over year – all employees

Deutsche Bank continues to apply deferral structures that go beyond the regulatory minimum, resulting in an overall deferral rate (all employees including non-MRT population) of 43% in 2023. For the MRT population only, the deferral rate amounts to 91%.
401
Deutsche Bank
Annual Report 2023 on Form 20-F

Material Risk Taker compensation disclosure

On a global basis, 1,477 employees were identified as MRTs according to InstVV for financial year 2023, compared to 1,426 employees for 2022. This slight increase is attributable to the increased number of quantitative (remuneration driven) MRTs. The number of 2023 Group MRTs amounts to 1,246 individuals. Moreover, 179 individuals were identified by Significant Institutions (thereof 44 Group MRTs and two MRTs identified by Other CRR Institutions) and 112 individuals were identified by Other CRR Institutions (thereof 16 Group MRTs and two MRTs identified by Significant Institutions). The remuneration elements for all those MRTs on a consolidated basis are detailed in the tables below in accordance with Article 450 CRR. Where applicable, the EU REM tables display the prescribed business lines as per Annex XXXIII of Regulation No 575/2013.
With regard to deferral arrangements and pay-out instruments, 81 MRTs identified by Other CRR Institutions, whose total remuneration amounts to € 16.9 million (thereof € 5.7 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (a) and 70 MRTs identified by Group or Significant Institutions, whose total remuneration amounts to € 15.8 million (thereof € 1.9 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (b).
Remuneration for 2023 - Material Risk Takers (REM 1)
		2023
	in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Fixed Pay	Number of MRTs[5]	20	9	241	1,043	1,313
	Total Fixed Pay	7	34	169	617	828
	of which: cash-based	7	29	161	588	786
	of which: shares or equivalent ownership interests	0	0	0	0	0
	of which: share-linked instruments or equivalent non-cash instruments	0	0	0	0	0
	of which: other instruments	0	0	0	0	0
	of which: other forms	0	5	8	30	43
Variable Pay	Number of MRTs[5]	0	9	234	975	1,218
	Total Variable Pay[6]	0	38	150	474	661
	of which: cash-based	0	18	78	246	342
	of which: deferred	0	18	62	183	263
	of which: shares or equivalent ownership interests	0	20	60	228	308
	of which: deferred	0	20	58	183	260
	of which: share-linked instruments or equivalent non-cash instruments	0	0	10	0	10
	of which: deferred	0	0	6	0	6
	of which: other instruments	0	0	2	0	2
	of which: deferred	0	0	2	0	2
	of which: other forms	0	0	0	0	0
	of which: deferred	0	0	0	0	0
	Total Pay	7	72	319	1,091	1,489

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3 Management Board represents the Management Board Members of Deutsche Bank AG
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; voting members of Business Division Top Executive Committees; MB members of Significant and Other CRR Institutions and respective MB-1 positions with managerial responsibility
5 Beneficiaries only as of December 31, 2023 (HC reported for Supervisory Board and Management Board, FTE reported for the remaining part); therefore, the totals do not add up to the 1,477 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2023 leavers)
6 Variable Pay includes Deutsche Bank´s Year-end performance-based VC for 2023, other VC and severance payments; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)
402
Deutsche Bank
Annual Report 2023 on Form 20-F

Guaranteed variable remuneration and severance payments - Material Risk Takers (REM 2)
	2023
in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Guaranteed variable remuneration awards
Number of MRTs[5]	0	0	2	1	3
Total amount	0	0	1	1	2
of which: paid during financial year, not taken into account in bonus cap	0	0	1	1	2
Severance payments awarded in previous periods, paid out during financial year
Number of MRTs[5]	0	0	0	0	0
Total amount	0	0	0	0	0
Severance payments awarded during financial year
Number of MRTs[5]	0	0	11	63	74
Total amount[6]	0	0	20	17	37
of which: paid during financial year	0	0	12	17	29
of which: deferred	0	0	8	0	8
of which: paid during financial year, not taken into account in bonus cap	0	0	20	17	37
of which: highest payment that has been awarded to a single person	0	0	8	2	8

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3 Management Board represents the Management Board Members of Deutsche Bank AG
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; voting members of Business Division Top Executive Committees; MB members of Significant and Other CRR Institutions and respective MB-1 positions with managerial responsibility
5 Beneficiaries only (HC reported for all categories)
403
Deutsche Bank
Annual Report 2023 on Form 20-F

Deferred remuneration - Material Risk Takers (REM 3)
	2023
in € m. (unless stated otherwise)¹	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments[5]	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year[6]	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory Board[2]	0	0	0	0	0	0	0	0
Cash-based	0	0	0	0	0	0	0	0
Shares or equivalent ownership interests	0	0	0	0	0	0	0	0
Share-linked instruments or equivalent non-cash instruments	0	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Management Board[3]	123	12	111	0	0	8	12	3
Cash-based	55	8	46	0	0	0	8	0
Shares or equivalent ownership interests	68	3	64	0	0	8	3	3
Share-linked instruments or equivalent non-cash instruments	0	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Senior management[4]	405	102	303	0	2	28	102	50
Cash-based	197	49	148	0	1	0	48	0
Shares or equivalent ownership interests	194	50	144	0	1	26	50	47
Share-linked instruments or equivalent non-cash instruments	12	3	9	0	0	1	3	3
Other instruments	2	0	2	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Other Material Risk Takers	1,536	439	1,096	0	0	99	438	183
Cash-based	756	215	542	0	0	0	214	0
Shares or equivalent ownership interests	779	224	554	0	0	99	223	183
Share-linked instruments or equivalent non-cash instruments	1	0	1	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Total amount	2,064	553	1,510	0	2	135	551	236

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3 Management Board represents the Management Board Members of Deutsche Bank AG
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; voting members of Business Division Top Executive Committees; MB members of Significant and Other CRR Institutions and respective MB-1 positions with managerial responsibility
5 Changes of value of deferred remuneration due to the changes of prices of instruments
6 Defined as remuneration awarded before the financial year which vested in the financial year (including where subject to a retention period)
404
Deutsche Bank
Annual Report 2023 on Form 20-F

Remuneration of high earners – Material Risk Takers (REM 4)
	2023	2022
in €	Number of individuals[1]	Number of individuals
Total Pay[2]
1,000,000 to 1,499,999	290	299
1,500,000 to 1,999,999	88	120
2,000,000 to 2,499,999	53	47
2,500,000 to 2,999,999	16	36
3,000,000 to 3,499,999	8	16
3,500,000 to 3,999,999	14	12
4.000,000 to 4,499,999	11	9
4,500,000 to 4,999,999	1	5
5,000,000 to 5,999,999	4	7
6,000,000 to 6,999,999	8	6
7,000,000 to 7,999,999	5	8
8,000,000 to 8,999,999	4	4
9,000,000 to 9,999,999	2	2
10,000,000 to 10,999,999	0	1
11,000,000 to 11,999,999	0	0
12,000,000 to 12,999,999	0	0
13,000,000 to 13,999,999	0	0
14,000,000 to 14,999,999	1	0
Total	505	572

1 Comprises MRTs only (including 2023 leavers)
2 Includes all components of FP and VC (including severances); buyouts are not included
In total, 505 MRTs received a Total Pay of € 1 million or more for 2023.
Compensation awards 2023 – Material Risk Takers (REM 5)
	Management Body Remuneration			Business Areas
in € m. (unless stated otherwise)¹	Super- visory Board[2]	Manage- ment Board[2]	Total Manage- ment Body	Invest- ment Banking[2]	Retail Banking[2]	Asset Manage- ment[2]	Corporate Functions[2]	Control Functions[2]	Total
Total number of Material Risk Takers[3]									1,313
of which: Management Body	20	9	29	N/A	N/A	N/A	N/A	N/A	N/A
of which: Senior Management[4]	N/A	N/A	N/A	29	84	5	91	32	241
of which: Other Material Risk Takers	N/A	N/A	N/A	620	205	0	128	89	1,043
Total Pay of Material Risk Takers	7	72	79	906	244	29	165	66	1,489
of which: variable pay[5]	0	38	38	419	108	20	63	13	661
of which: fixed pay	7	34	41	488	135	9	102	52	828

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG, Management Board represents the Management Board Members of Deutsche Bank AG; Investment Banking = Investment Bank; Retail Banking = Private Bank and Corporate Bank; Asset Management = Asset Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure function which is neither captured as a Control Function nor part of any division
3 HC as of December 31, 2023 reported for Supervisory Board and Management Board, FTE as of December 31, 2023 reported for the remaining part; therefore, the totals do not add up to the 1,477 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2023 leavers)
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; voting members of Business Division Top Executive Committees; MB members of Significant and Other CRR Institutions and respective MB-1 positions with managerial responsibility
5 Variable Pay includes Deutsche Bank´s Year-end performance-based VC for 2023, other VC and severance payments; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)
405
Deutsche Bank
Annual Report 2023 on Form 20-F

4- Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code

407	Management Board and Supervisory Board
423	Reporting and Transparency
423	Related Party Transactions
424	Auditing and Controlling
427	Compliance with German Corporate Governance Code
406
Deutsche Bank
Annual Report 2023 on Form 20-F

All information presented in this Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code is as of February 9, 2024.

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
The Management Board decides on all matters prescribed by law and the Articles of Association and ensures compliance with the legal requirements and internal guidelines (compliance). It also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include, in particular, the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, the proper functioning of the business organization, the systematic identification and assessment of the environmental and social impacts of the company’s operations as well as corporate control. The Management Board decides on the appointments to the senior management level below the Management Board and, in particular, on the appointment of Global Key Function Holders. In appointing people to management functions in the Group, the Management Board takes diversity into account and strives, in particular, to achieve an appropriate representation of women (more detailed information in section “Goals for the proportion of women in management positions / gender quota“ in this Corporate Governance Statement).
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
– Claudio de Sanctis with effect from July 1, 2023
The following members left the Management Board:
– Christiana Riley as of May 17, 2023
– Karl von Rohr as of October 31, 2023
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
407
Deutsche Bank
Annual Report 2023 on Form 20-F

Christian Sewing

Year of birth: 1970
First appointed: 2015
Term expires: 2026
Christian Sewing became a member of the Management Board on January 1, 2015, and is Chief Executive Officer with effect from April 8, 2018. He is responsible on the Management Board for Communications & Corporate Social Responsibility (CSR), Research and Group Audit. He handed over responsibility for Human Resources on May 31, 2023.
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
James von Moltke
Year of birth: 1969
First appointed: 2017
Term expires: 2026
James von Moltke became a member of the Management Board on July 1, 2017, and President as of March 25, 2022. He is Chief Financial Officer and in this function he is responsible for, among other things, Finance, Group Tax, Treasury and Investor Relations. As of July 1, 2023 he took on responsibility for Asset Management (DWS).
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
He holds an MBA from MIT Sloan School of Management and a Business Administration degree from Bocconi University in Milan.
Mr. Campelli is a member of the following Supervisory Boards: BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse des Bankgewerbes e.V.
408
Deutsche Bank
Annual Report 2023 on Form 20-F

Bernd Leukert

Year of birth: 1967
First appointed: 2020
Term expires: 2025
Bernd Leukert became a member of the Management Board on January 1, 2020. He is Chief Technology, Data and Innovation Officer and is responsible for the Chief Information Office for the Infrastructure areas and the business divisions, as well as for the Chief Technology Office and the Chief Security Office. He is also responsible for Data Governance and Oversight and Trade Settlement as well as for Cloud Transformation and Chief Innovation Office.
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
Year of birth: 1975
First appointed: 2020
Term expires: 2026
Alexander von zur Mühlen became a member of the Management Board on August 1, 2020 and was CEO Asia-Pacific until June 30, 2023. As of July 1, 2023 he became the CEO for Asia-Pacific, Europe, the Middle East and Africa (EMEA) and Germany.
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
Claudio de Sanctis
Year of birth: 1972
First appointed: 2023
Term expires: 2026
Claudio de Sanctis became a member of the Management Board on July 1, 2023. He is Head of the Private Bank.
Mr. de Sanctis was responsible for the International Private Bank since June 2020 and at the same time he was also Chief Executive Officer (CEO) of Europe, the Middle East and Africa (EMEA). He had previously been Global Head of Deutsche Bank Wealth Management since November 2019 after joining Deutsche Bank in December 2018 as Head of Deutsche Bank Wealth Management Europe. In addition, he was also the Chief Executive Officer (CEO) of Deutsche Bank (Switzerland) Ltd from February to December 2019.
Before joining Deutsche Bank, he was Head of Private Banking, Europe, at Credit Suisse, where he started in 2013 as Market Area Head Southeast Asia for Private Banking. Before then, he spent seven years at UBS Wealth Management Europe, most recently as Market Head Iberia and Nordics.
Earlier in his career he was at Barclays as Head of Key Clients Unit Europe in Private Banking focusing on UHNW clients. He also worked at Merrill Lynch Private Wealth Management in Europe, the Middle East and Africa (EMEA).
He earned a BA degree in Philosophy at La Sapienza University of Rome.
Mr. de Sanctis does not have any external directorships subject to disclosure.
409
Deutsche Bank
Annual Report 2023 on Form 20-F

Rebecca Short
Year of birth: 1974
First appointed: 2021
Term expires: 2027
Rebecca Short became a member of the Management Board on May 1, 2021. She is Chief Operating Officer with responsibility for Human Resources as well as the Bank’s transformation on June 1, 2023. Until May 31, 2023, she was Chief Transformation Officer, responsible for the bank’s transformation. Ms. Short was responsible for the Capital Release Unit until January 31, 2023 and continues to retain oversight for the remaining activities in this context.
She previously spent almost six years within Finance as Head of Group Planning & Performance Management.
She joined Deutsche Bank through its graduate program in Auckland in 1998. She moved to London in 2000 with Credit Risk Management, where she worked for 12 years and advanced to, become European Head of Corporates. She then set up a new Risk-wide team, Strategic Risk Analysis & Reporting in 2012 before moving to a senior central management role in Group Audit in 2013, where she spent two years.
She has a Bachelor of Commerce (Honours) degree in Finance & Accounting from the University of Otago, Dunedin, New Zealand.
Ms. Short does not have any external directorships subject to disclosure.
Professor Dr. Stefan Simon
Year of birth: 1969
First appointed: 2020
Term expires: 2026
Professor Dr. Stefan Simon became a member of the Management Board on August 1, 2020. He is Chief Administrative Officer (CAO) and is responsible for Government and Regulatory Affairs as well as for Legal and Governance. Additionally, he is responsible for Compliance, Anti-Financial-Crime (AFC) and the Business Selection and Conflicts Office, as well as for Controls Testing & Assurance. At the end of the Annual General Meeting on May 17, 2023, he also became responsible for the bank’s Americas region.
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
Professor Dr. Simon is a member of the Supervisory Board of The Clearing House Payments Company LLC and Chairman of the Advisory Council of Leop. Krawinkel GmbH & Co. KG.
Olivier Vigneron
Year of birth: 1971
First appointed: 2022
Term expires: 2025
Olivier Vigneron became a member of the Management Board on May 20, 2022. He is Chief Risk Officer responsible for the functions managing Credit Risk, Market Risk and Liquidity Risk as well as for other Risk-Infrastructure units.
Mr. Vigneron re-joined Deutsche Bank on March 1, 2022. From January 2020 until re-joining Deutsche Bank in 2022, Olivier Vigneron was Chief Risk Officer of Natixis, where he also served on the Senior Management Committee. From 2008 to 2020, he worked at J.P. Morgan, where he served as Chief Risk Officer for Europe, the Middle East and Africa (EMEA) and Firmwide Risk Executive for Market Risk. Prior to this, he worked for BNP Paribas, UniCredit, and Goldman Sachs, Between 2002 and 2005 he worked in Structured Credit Trading for Deutsche Bank in London.
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
410
Deutsche Bank
Annual Report 2023 on Form 20-F

Supervisory Board

The Supervisory Board of Deutsche Bank AG appoints and dismisses the members of the Management Board, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. Supervision and advice also include in particular, sustainability issues. The Supervisory Board works together closely with the Management Board in a cooperative relationship of trust and for the benefit of the company. The internal organization of the Supervisory Board and its committees as well as the requirements for its members are subject not only to the regulations of the German Banking Act (Kreditwesengesetz (KWG)) and the recommendations of the German Corporate Governance Code (CGCG), but also to specific supervisory requirements Such requirements are founded on, among other things, the German Banking Act (KWG), the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung (InstitutsVergV)), the guidelines of the European Banking Authority (EBA) and European Securities and Markets Authority (ESMA) and the administrative practices of the European Central Bank (ECB) as our prudential supervisory authority. In individual cases, the regulatory requirements may diverge from the recommendations of the German Corporate Governance Code (GCGC).
The types of business that require the approval of the Supervisory Board to be transacted are specified in the Articles of Association of Deutsche Bank AG. Furthermore, the Supervisory Board may specify additional transactions that require its approval.
The procedures of the Supervisory Board and the tasks and procedures of the Supervisory Board committees are set out in their respective terms of reference, which are published on Deutsche Bank’s website (www.db.com/ir/en/documents.htm) in their currently applicable versions. The Supervisory Board meets regularly also without the Management Board. In addition, the representatives of the employees and the representatives of the shareholders regularly conduct preliminary discussions separately. The number of meetings and their execution are specified in the Report of the Supervisory Board, along with details on the work of the Supervisory Board and its committees.
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
Between meetings, the Chairman of the Supervisory Board and, to the extent expedient, the chairpersons of the Supervisory Board committees maintain regular contact with the members of the Management Board, especially with the Chairman of the Management Board, and deliberate with them, among other things, on issues of Deutsche Bank Group’s strategy, planning, the development of its business, risk situation, risk management, risk controlling, governance, compliance, compensation systems, IT, data and digitalization, sustainability as well as material litigation cases. The Chairman of the Supervisory Board and – within their respective functional responsibility – the chairpersons of the Supervisory Board committees are informed without delay by the Chairman of the Management Board or by the respectively responsible Management Board member about important events of material significance for the assessment of the situation, development and management of Deutsche Bank Group.
Together with the Management Board, the Supervisory Board arranges for a long-term succession planning.Promoting diversity on the Management Board is very important to the Supervisory Board, and it is intensively addressing the topic. It is actively working on Management Board diversity, e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets. The Nomination Committee supports the Chairman’s Committee and the Supervisory Board in identifying suitable candidates to fill a position on the bank’s Management Board. In doing so, the Committee prepares a position description with a candidate profile and states the expected time commitment. Suitable candidates are identified, in some cases in collaboration with external recruiting consultants, and structured interviews are conducted. Besides this succession planning with external candidates, the Management Board and Supervisory Board maintain a list of internal candidates. The Nomination Committee and Supervisory Board regularly receive reports from the Management Board on internal candidates for succession planning and the process from the perspective of the Management Board. For the selection of suitable candidates, external and internal, the Nomination Committee takes into account the balance and diversity of the knowledge, skills and experience of all members of the Management Board. It also seeks to foster diversity on the Management Board, for example, with regard to gender, nationality and age.
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
411
Deutsche Bank
Annual Report 2023 on Form 20-F

Board, the Chairman’s Committee also submits proposals for the dismissal of Management Board members, which the Supervisory Board decides on.
The Supervisory Board ensures compliance with the legally required minimum gender participation pursuant to Section 76 (3a) of the Stock Corporation Act (AktG). The Management Board comprised ten members until May 17, 2023, including two women: Christiana Riley and Rebecca Short. Christiana Riley decided to leave the bank, so the Management Board, reduced in size to nine members since then, has one female member: Rebecca Short. Internal and external feedback on the smaller Management Board has generally been with very positive in recognition of its efficiency. As stated at the General Meeting 2023, the Supervisory Board is not satisfied, however, with the current ratio of women and intends to raise the percentage of women in the future. To increase the number of suitable internal female candidates, the Supervisory Board set a corresponding objective for the Management Board for the current financial year for appointing women to senior management positions directly below the Management Board and embedded this objective within the long-term performance metrics of the new compensation system for the Management Board. To reach a 100% achievement level in this category, at least 32,5% females need to be represented below the two levels of the Management Board by end 2026.
Based on proposals of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board and also regularly reviews and resolves on the compensation system for the Management Board.
The Supervisory Board receives reports from the Management Board within the scope prescribed by law or administrative guidelines, in particular on all issues of relevance for the Group concerning strategy, intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance. Furthermore, Group Audit informs the Audit Committee of any deficiencies identified regularly and – in the case of severe deficiencies – without undue delay. In addition the Chairman of the Supervisory Board is informed of any serious findings relating to the members of the Management Board. The Supervisory Board and Management Board adopted an Information Regime, a general engagement (interaction) protocol and another engagement (interaction) protocol specifically for regulatory topics. These regulate not only the reporting to the Supervisory Board, but also, among other things the Supervisory Board’s enquiries and requests for information from employees of the company as well as the exchange of information in connection with preparations for the meetings and between the meetings.
The Nomination Committee and Supervisory Board addressed the assessment of the Supervisory Board which is to be conducted at least annually as prescribed by law pursuant to Section 25d of the German Banking Act (KWG), and which is also the self-assessment of the Supervisory Board pursuant to Section D.12 of the German Corporate Governance Code (GCGC). The concrete implementation of and the schedule for the assessment were deliberated on and set out at the meeting of the Nomination Committee on October 23, 2023. Services of an external advisor were not mandated in this context. The assessment was performed essentially on the basis of extensive questionnaires regarding the work of the Supervisory Board, of the Supervisory Board committees and of the Management Board, interviews conducted by members of the Nomination Committee with the individual members of the Management Board, and an assessment of the individual members of both the Management Board and Supervisory Board. The final discussion and approval of the results of the assessment took place at the Supervisory Board meeting in plenum on January 31, 2024, and the results were set out in a written final report. The Supervisory Board continues to hold the opinion that the Supervisory Board and Management Board have achieved a high standard and that there are no reservations, in particular, regarding the professional qualifications, personal reliability and time availability of the members of the Management Board and of the Supervisory Board.
412
Deutsche Bank
Annual Report 2023 on Form 20-F

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
413
Deutsche Bank
Annual Report 2023 on Form 20-F

The following table shows information on the current members of our Supervisory Board (as of February 9, 2024).

Member	Principal occupation	Supervisory board memberships and other directorships
Alexander Wynaendts Year of birth: 1960 First elected: May 19, 2022 Term expires: 2026	Chairman of the Supervisory Board, Deutsche Bank AG
Air France-KLM Group S.A. [2] (Member of the Board of Directors); Uber Technologies, Inc. [2] (Member of the Board of Directors); Uber Payments B.V. (Non-Executive Director, Chairman); Puissance Holding B.V. (Non-Executive Director, Chairman)

Susanne Bleidt [1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	Postbank Filialvertrieb AG [3] ; Erholungswerk Post Postbank Telekom e.V. (Member of the Members’ General Meeting); Postbeamtenkrankenkasse (Member of the Advisory Board)
Mayree Clark Year of birth: 1957 First elected: May 24, 2018 Term expires: 2027	Supervisory Board Member	Ally Financial, Inc. [2] (Member of the Board of Directors); Allvue Systems Holdings, Inc. (Member of the Board of Directors)
Jan Duscheck [1] Year of birth: 1984 Appointed by the court: August 2, 2016 First elected: May 18, 2017 Term expires: 2028	Head of National Working Group Banking, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	No memberships or directorships subject to disclosure
Manja Eifert [1] Year of birth: 1971 Appointed by the court: April 7, 2022 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Claudia Fieber [1] Year of birth: 1966 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Sigmar Gabriel Year of birth: 1959 Appointed by the court: March 11, 2020 First elected: May 20, 2020 Term expires: 2025	Former German Federal Government Minister	Heristo AG (since July 2023); Siemens Energy AG [2] ; Siemens Energy Management GmbH; ThyssenKrupp Steel Europe AG (Chairman)
Florian Haggenmiller [1] Year of birth: 1982 Appointed by the court: January 16, 2024 Term expires: 2028	Head of the National Working Group: Information and Communications Technology, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	IBM Deutschland GmbH; IBM Central Holding GmbH
Timo Heider [1] Year of birth: 1975 First elected: May 17, 2013 Term expires: 2028	Staff Council Member	BHW Bausparkasse AG [3] (Deputy Chairman); PCC Services GmbH der Deutschen Bank [3] (Deputy Chairman);Pensionskasse der BHW Bausparkasse VVaG [3] (Deputy Chairman)
Frank Schulze [1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Deputy Chairman of the Supervisory Board, Deutsche Bank AG; Staff Council Member	No memberships or directorships subject to disclosure
414
Deutsche Bank
Annual Report 2023 on Form 20-F

Gerlinde Siebert [1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Global Head of Governance, Deutsche Bank AG	Deutsche Holdings (Luxembourg) S.á.r.l. [3] (until December 2023)
Yngve Slyngstad Year of birth: 1962 First elected: May 19, 2022 Term expires: 2026	Chief Executive Officer of Aker Asset Management AS	No memberships or directorships subject to disclosure
Stephan Szukalski [1] Year of birth: 1967 First elected: May 17, 2023 [4] Term expires: 2028	Federal Chairman, Deutscher Bankangestellten-Verband e.V. (DBV) (German Association of Bank Employees)) – Gewerkschaft der Finanzdienstleister (Financial Services Providers Union)	PCC Services GmbH der Deutschen Bank [3]
John Alexander Thain Year of birth: 1955 First elected: May 24, 2018 Term expires: 2027	Supervisory Board Member	Uber Technologies, Inc. [2] (Member of the Board of Directors); Aperture Investors LLC (Member of the Board of Directors); Pine Island Capital Partners LLC (Chairman)
Jürgen Tögel [1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BKK Deutsche Bank AG [3] (Member of the Advisory Board)
Michele Trogni Year of birth: 1965 First elected: May 24, 2018 Term expires: 2027	Operating Partner Eldridge; Chief Executive Officer, Zinnia Corporate Holdings, LLC	Everly Life, LLC (Member of the Non-Executive Board) (since September 2023,); Zinnia Corporate Holdings, LLC ((CEO and Chairperson of the Board of Directors)
Dr. Dagmar Valcárcel Year of birth: 1966 Appointed by the court: August 1, 2019 Term expires: 2025	Supervisory Board Member	amedes Holding GmbH; Antin Infrastructure Partners S.A. [2] (Member of the Board of Directors)
Dr. Theodor Weimer Year of birth: 1959 First elected: May 20, 2020 Term expires: 2025	Chief Executive Officer, Deutsche Börse AG	Knorr Bremse AG [2]
Professor Dr. Norbert Winkeljohann Year of birth: 1957 First elected: August 1, 2018 Term expires: 2027	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Self-Employed Corporate Consultant Norbert Winkeljohann Advisory & Investments	Bayer AG [2] (Chairman); Georgsmarienhütte Holding GmbH; Sievert SE (Chairman); Bohnenkamp AG (Chairman)
Frank Witter Year of birth: 1959 First elected: May 27, 2021 Term expires: 2025	Supervisory Board Member	Traton SE [2] ; VfL Wolfsburg-Fußball GmbH (Chairman); CGI Inc. [2] (Member of the Board of Directors)

1 Employee representatives
2 Listed company
3 Group-internal mandate
4 Mr. Szukalski already was a member of the Supervisory Board from May 2013 to November 2015 and May 2018 to December 2020.
415
Deutsche Bank
Annual Report 2023 on Form 20-F

Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation

The composition of the Supervisory Board should ensure the effective and qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank. The suitability of each individual member is assessed, determined and continuously monitored both internally by the Nomination Committee and the Supervisory Board and externally by the regulatory authorities. This suitability assessment covers the expertise, reliability and time available of each individual member (individual suitability). In addition, there is an assessment of the entire Supervisory Board’s knowledge, skills and experience that are necessary for the performance of its tasks (collective suitability). Passing the suitability assessment of the European Central Bank (ECB) after the mandate is accepted and the continual suitability of the Supervisory Board member during the entire mandate with Deutsche Bank AG are mandatory regulatory prerequisites for the performance of the tasks as a member of the Supervisory Board.
The Supervisory Board confirmed its adopted Profile of Requirements at its meeting on July 27, 2023. The Supervisory Board specified general fields of expertise and expanded fields of expertise.
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
416
Deutsche Bank
Annual Report 2023 on Form 20-F

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
There are ten independent shareholder representatives on the Supervisory Board. All members act with independence of mind, i.e., all members of the Supervisory Board engage actively in their duties and are able to make their own sound, objective and independent decisions and judgements when performing their functions and responsibilities. In the preceding financial year, there were no former members of the Management Board on the Supervisory Board.
417
Deutsche Bank
Annual Report 2023 on Form 20-F

		Alexander Wynaendts	Susanne Bleidt	Mayree Clark	Jan Duscheck	Manja Eifert	Claudia Fieber	Sigmar Gabriel	Florian Haggenmiller	Timo Heider	Frank Schulze	Gerlinde Siebert	Yngve Slyngstad	Stephan Szukalski	John Thain	Jürgen Tögel	Michele Trogni	Dr. Dagmar Valcárcel	Dr. Theodor Weimer	Prof. Dr. Norbert Winkeljohann	Frank Witter
Member- ship	No Overboarding*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Independent **	✓	ER	✓	ER	ER	ER	✓	ER	ER	ER	ER	✓	ER	✓	ER	✓	✓	✓	✓	✓

Professional expertise	General fields of expertise	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

	Accounting and reporting, incl. sustainability reporting	✓	✓	✓								✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Audit Committee Financial Experts ***	w																w	w	w	w
	Expertise in the area of accounting ***	w																w	w	w	w
	Expertise in the area of auditing ***	w																w	w	w	w
	Regulatory framework and Legal requirements	✓		✓				✓		✓	✓	✓		✓	✓	✓		✓	✓	✓	✓
	Human Capital, Compensation and Corporate Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Compensation Control Committee Compensation Experts***	w																w		w
	Risk Management	✓		✓	✓		✓	✓				✓	✓	✓	✓		✓	✓	✓	✓	✓
	Information technology, data and digitalization	✓	✓	✓	✓				✓		✓	✓	✓		✓		✓		✓
	Strategy, Transformation and ESG	✓		✓	✓			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Organizational structure and control of a financial institution	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Client/ business expertise	Private Banking and Wealth Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
	Corporate Banking	✓				✓	✓				✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
	Investment Banking	✓		✓								✓	✓		✓		✓	✓	✓		✓
	Asset Management	✓		✓									✓		✓			✓	✓

Regional Expertise	Germany		✓		✓	✓	✓	✓	✓	✓	✓	✓		✓		✓		✓	✓	✓	✓
	Europe	✓		✓				✓	✓			✓	✓		✓		✓	✓	✓	✓	✓
	Americas	✓		✓				✓				✓			✓		✓	✓		✓	✓
	APAC	✓		✓				✓				✓	✓		✓		✓	✓		✓	✓
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
** Definition of independence: A Supervisory Board member is independent when there are no personal or business relations with Deutsche Bank or its Management Board that may cause a substantial and not merely temporary conflict of interest. The Supervisory Board issued guidelines for the consistent assessment of the independence of its members back in 2017 and updates them regularly. These guidelines also take into account the regulatory requirements on independence. The bank has no controlling shareholder at present.
*** Definition of experts given in the “Auditing and Controlling” section of this report.
418
Deutsche Bank
Annual Report 2023 on Form 20-F

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
For shareholder representatives on the Supervisory Board, the length of Supervisory Board membership shall not, as a rule, exceed 12 years.
The Supervisory Board respects diversity when proposing its members for appointment. In light of the international operations of Deutsche Bank AG, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers or private lives of six members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have many years of international experience from their current or former activities, for example, as management board members or chief executive officers or in a comparable executive function of corporations or organizations with international operations. The Supervisory Board believes that in these two ways the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.
Special importance has already been attached to an appropriate consideration of women in the selection process since the Supervisory Board elections in 2008. For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30 % women and at least 30 % men. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women are included in the selection process and appropriately considered in the election proposals. At the end of the financial year, five women and five men were members of the Supervisory Board on the employee representatives’ side and three women and seven men on the shareholder representatives’ side. The statutory minimum quota of 30% has thus been fulfilled for many years now.
The average age of the Supervisory Board members was 57.25 as of December 31, 2023. The age structure is diverse, ranging from 39 to 68 years of age and spanning three generations, according to the general definition of the term.
The length of membership on the Supervisory Board of Deutsche Bank AG ranged from under one year to around 10 years at the end of the financial year. The average length of membership on the Supervisory Board as of December 31, 2023, was 3.2 years.
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
419
Deutsche Bank
Annual Report 2023 on Form 20-F

Standing Committees

The Supervisory Board has established the following eight standing committees: Chairman’s Committee, Nomination Committee, Audit Committee, Risk Committee, Regulatory Oversight Committee, Compensation Control Committee, Strategy and Sustainability Committee and Technology, Data and Innovation Committee. To the extent required, the committees coordinate their work and consult each other on an ad hoc basis. The committee chairpersons report regularly to the Supervisory Board on the work of the committees. The Report of the Supervisory Board provides information on the concrete work of the committees over the preceding year. Please see below details relating to Deutsche Bank’s Audit Committee and Compensation Control Committee, including the names of committee members and a summary of the terms of reference under which the committee operates.
Audit Committee: It supports the Supervisory Board in particular in monitoring the financial reporting process, and it can submit recommendations or suggestions to the Supervisory Board on ensuring the integrity of the financial reporting process. Furthermore, the Audit Committee supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly of the internal control system including sustainability-related issues and the internal audit system, the auditing of the financial statements, especially with regard to the auditor’s independence and the additional services provided by the auditor, and the Management Board’s prompt remediation – through suitable measures – of the deficiencies identified by the auditor and bank-internal control functions based on internal and external audits, in particular relating to weaknesses in risk controls, as well as non-compliance with policies, laws and regulatory requirements. The Committee is entitled to inspect all business documentation of the bank, including the business information stored on data carriers and sustainability-related data. The Audit Committee pre-reviews the annual and consolidated financial statements and management reports as well as the separate non-financial report and the separate consolidated non-financial reports. The chairperson of the Audit Committee regularly discusses the progress of the audit with the auditor and report on this to the Committee. It discusses the audit reports with the auditor and prepares the decisions of the Supervisory Board on establishing the annual financial statements and the approval of the consolidated financial statements as well as the resolution proposal on the appropriation of distributable profit. The Audit Committee submits corresponding recommendations to the Supervisory Board. It also provides support to the Supervisory Board with regard to engaging any external assurances for the non-financial statement and the consolidated non-financial statement or for the separate non-financial report and separate consolidated non-financial report. It discusses important changes to the audit and accounting methods. The Audit Committee also discusses the half-year interim and each of the quarterly earnings reports and the reports on the limited review of the financial statements with the Management Board and the auditor prior to their publication. Furthermore, the Audit Committee submits proposals to the Supervisory Board for the appointment of the auditor and prepares the proposal of the Supervisory Board to the General Meeting for the election of the auditor. The Audit Committee advises the Supervisory Board on issuing the audit mandate to the auditor elected by the General Meeting, submits proposals to the Supervisory Board for the auditor’s remuneration and can specify areas of focus for the audit. It supports the Supervisory Board in monitoring the independence, qualifications and efficiency of the auditor as well as the rotation of the members of the audit team. The Audit Committee discusses with the auditor the audit risk assessment, the audit strategy and audit planning, as well as the results. It monitors and assesses the quality of the audit. Mandates for non-audit-related services given to the auditor or to companies to which the auditor is related in legal, economic or personnel terms need the prior consent of the Audit Committee (in this context, see also the Principal Accountant Fees and Services section in this Corporate Governance Statement/Corporate Governance Report). The Audit Committee issues guidelines for the employment of staff – including former staff – of the auditor by the company. It also consults with the auditor on a regular basis with-out the Management Board. It arranges to be informed regularly about the work done by Group Audit, the effectiveness of the internal audit system and in particular about its annual audit plan the focal areas of its auditing activity and on the results of its audits. The Audit Committee is responsible, in particular, for receiving and handling the quarterly, annual and ad hoc reports of Group Audit. The Management Board informs the Audit Committee about special audits, substantial complaints and other exceptional measures on the part of German and foreign bank regulatory authorities relating to the annual audit. The Committee regularly obtains reports on the receipt and handling of complaints from employees of the bank and its subsidiaries, from shareholders of Deutsche Bank AG and from third parties. In particular complaints concerning accounting, internal accounting controls, auditing and other financial reporting matters must be submitted to the Committee without undue delay. Reports concerning compliance matters and the prevention of money laundering are presented at the meetings of the Committee on a regular basis. The Chairman of the Audit Committee is entitled, in addition to the Chairman of the Supervisory Board, to obtain information directly from the Head of Compliance and the Anti-Money Laundering Officer. The Audit Committee is responsible for taking receipt of and handling the report by the Head of Compliance in accordance with Article 22 (2) c) of the Delegated Regulation (EU) 2017/565 in conjunction with section BT 1.2.2 of the Minimum Requirements for the Compliance Function (MaComp) as well as section AT 4.4.2 No 7 of the Minimum Requirements for Risk Management (MaRisk) (Compliance Reports) as well as the report by the Anti-Money Laundering Officer. These reports are usually issued every quarter, but at least once a year. Furthermore the committee is responsible for acknowledging communications about significant reductions in the budgets of Group Audit as well as the Compliance and Anti-Financial Crime infrastructure areas. Furthermore, every member of the Committee is entitled to obtain, through its Chairperson, information directly from the heads of the bank’s departments that are responsible for the tasks that involve the Audit Committee. The Management Board must be informed without undue delay when information is obtained. With the prior consent of the Management Board, the Committee may obtain information in connection with its tasks from other senior executives of the
420
Deutsche Bank
Annual Report 2023 on Form 20-F

bank who report directly to the Management Board. The Committee Chairperson is to inform all Committee members of the information obtained.
The current members of the Audit Committee are Frank Witter (Chairman), Susanne Bleidt, Manja Eifert, Claudia Fieber, Gerlinde Siebert, Dr. Dagmar Valcárcel, Dr. Theodor Weimer and Professor Dr. Norbert Winkeljohann.
Compensation Control Committee: It supports the Supervisory Board in the appropriate structuring of the compensation systems for the members of the Management Board. It also monitors the appropriate structure of the compensation systems for the Management Board members and employees and, in particular, the appropriate structure of the compensation for the Head of the compliance function, for the Anti-Money Laundering Officer and for the employees who have a material influence on the bank's overall risk profile. Furthermore it reviews at least once a year the use and effectiveness of measures specifically available in the compensation system in connection with breaches of authorities’ regulations and the company’s own in-house policies (consequence management). The Compensation Control Committee supports the Supervisory Board in monitoring the process to identify Group risk takers in accordance with Section 27 (2) sentence 1 of the Remuneration Ordinance for Institutions (InstitutsVergV) as well as the appropriate structure of the compensation systems for the company’s employees. It monitors if the compensation systems of employees in control functions are in accordance with the Remuneration Ordinance for Institutions (InstitutsVergV) requirements.The Committee assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the banks sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. It prepares the Supervisory Board’s resolutions on the compensation of the Management Board, considering, in particular, the effects of the resolutions on the company’s risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It also prepares the Supervisory Board's resolutions on setting the total amount of variable compensation for the members of the Management Board in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Remuneration Ordinance for Institutions (InstitutsVergV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. A remediation plan shall be developed promptly for any identified deficiencies. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Remuneration Ordinance for Institutions (InstitutsVergV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Committee is authorized to obtain, via its Chairperson, information relating to the Committee tasks from the Head of Group Audit and from the heads of the organizational units responsible for structuring the compensation systems. Furthermore the committee supports the Supervisory Board in producing the proposals for resolutions on the structuring of variable and fixed compensation in accordance with section 25a (5) sentence 6 of the German Banking Act (KWG).
The current members of the Compensation Control Committee are Professor Dr. Norbert Winkeljohann (Chairman), Jan Duscheck, Timo Heider, Jürgen Tögel, Dr. Dagmar Valcárcel, and Alexander Wynaendts.
Please see below the current members of the remaining six committees. The tasks and further details of all standing committees are regulated in separate Terms of Reference. The current versions are available on the Deutsche Bank website (www.db.com/ir/en/documents.htm).
Chairman’s Committee: Alexander Wynaendts (Chairman), Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann
Nomination Committee: Alexander Wynaendts (Chairperson), Mayree Clark, Timo Heider, Frank Schulze,Professor Dr. Norbert Winkeljohann
Risk Committee: Mayree Clark (Chairperson), Jan Duscheck, Gerlinde Siebert, Stephan Szukalski, Michele Trogni, Professor Dr. Norbert Winkeljohann, Alexander Wynaendts
Regulatory Oversight Committee: Dr. Dagmar Valcárcel (Chairperson), Jan Duscheck, Sigmar Gabriel, Timo Heider, Stephan Szukalski, Alexander Wynaendts
Strategy and Sustainability Committee: John Alexander Thain (Chairman), Mayree Clark, Claudia Fieber, Florian Haggenmiller, Frank Schulze, Jürgen Tögel, Michele Trogni, Alexander Wynaendts
Technology, Data and Innovation Committee: Michele Trogni (Chairperson), Susanne Bleidt, Manja Eifert, Florian Haggenmiller, Yngve Slyngstad, Alexander Wynaendts
421
Deutsche Bank
Annual Report 2023 on Form 20-F

Share Plans

For information on the employee share programs, please refer to the additional Note 33 “Employee Benefits” to the Consolidated Financial Statements.
422
Deutsche Bank
Annual Report 2023 on Form 20-F

Reporting and Transparency

Directors’ Share Ownership
Management Board: For information on the share ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.
Supervisory Board: The individual members of the Supervisory Board held the following numbers of shares (and share awards under employee share plans).
Members of the Supervisory Board	Number of shares	Number of share awards
Alexander Wynaendts	0	0
Susanne Bleidt	0	0
Mayree Clark	109,444	0
Jan Duscheck	0	0
Manja Eifert	158	10
Claudia Fieber	360	10
Sigmar Gabriel	0	0
Florian Haggenmiller	0	0
Timo Heider	0	0
Frank Schulze	577	0
Gerlinde M. Siebert	4,056	1,117[1]
Yngve Slyngstad	0	0
Stephan Szukalski	0	0
John Alexander Thain	100,000	0
Jürgen Tögel	1,052	10
Michele Trogni	15,000	0
Dr. Dagmar Valcárcel	0	0
Dr. Theodor Weimer	108,000	0
Professor Dr. Norbert Winkeljohann	0	0
Frank Witter	0	0
Total	338,647	1,147

1 Restricted Equity Awards. Ms Siebert has an entitlement to 1,117 shares through Restricted Equity Awards as part of her variable compensation as an employee.. These share awards will be due for delivery in the years 2024 to 2026.
As of February 9, 2024, the members of the Supervisory Board held 338,647 shares, which is less than 0.02 % of the shares issued as of the reporting day.
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
As described in the “Management Report: Compensation of members of the Supervisory Board”, the General Meeting on May 17, 2023, adopted new compensation provisions. The members of the Supervisory Board receive a fixed annual compensation. Chairs of the committees are paid additional fixed annual compensation. Apart from that there is no compensation in shares. For members of the Supervisory Board whose current term of office began before May 17, 2023, there are transitional regulations.
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
423
Deutsche Bank
Annual Report 2023 on Form 20-F

Auditing and Controlling
Audit Committee Financial Expert
The Supervisory Board determined that the following members of the Audit Committee are “Audit Committee Financial Experts“, as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann and Frank Witter. These Audit Committee Financial Experts are “independent” of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934.
Furthermore, the Supervisory Board determined in accordance with Sections 107 (4) and 100 (5) of the Stock Corporation Act (AktG) and Section 25d (9) of the German Banking Act (KWG) that Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann and Frank Witter have expert knowledge in financial accounting and the auditing of financial statements.
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
Compensation Control Committee Compensation Experts
Pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. Based on the recommendation of the Compensation Control Committee, the Supervisory Board resolved to specify by name Dr. Dagmar Valcárcel, Mr. Alexander Wynaendts and Professor Dr. Norbert Winkeljohann as Compensation Control Committee Compensation Experts. All of them have expertise and professional experience in the field of risk management and risk controlling, in particular with regard to mechanisms to align the compensation systems to the company’s overall risk appetite and strategy and its capital base. They therefore fulfill the requirements of Section 25d (12) of the German Banking Act (KWG). Dr Valcárcel has comprehensive legal experience with compensation frameworks, including reputational risks, from her time as, among other things, Head of the Legal Department of Barclays PLC for Western Europe.Based on their years of experience as Management Board Chairman and/or Chief Executive Officer, Mr. Alexander Wynaendts and Professor Dr. Norbert Winkeljohann have sufficient expertise and professional experience in the area of risk management and risk controlling.
424
Deutsche Bank
Annual Report 2023 on Form 20-F

Values and leadership principles of Deutsche Bank AG and Deutsche Bank Group

Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial Officers
Deutsche Bank Group’s Code of Conduct sets out Deutsche Banks’s purpose, values and beliefs and minimum standards of conduct that the bank expect all members of the Management Board and employees to follow. These values and standards govern employee interactions with the bank’s clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. In addition, the Code forms the cornerstone of the bank’s policies, which provide guidance on compliance with applicable laws and regulations.
In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the bank adopted a Code of Ethics for Senior Financial Officers of Deutsche Bank AG and Deutsche Bank Group with special obligations that apply to the “Senior Financial Officers”, which currently consist of Deutsche Bank’s Chairman of the Management Board and the Chief Financial Officer as well as certain other Senior Financial Officers. There were no amendments or waivers to this Code of Ethics in 2023.
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
425
Deutsche Bank
Annual Report 2023 on Form 20-F

Principal accountant fees and services

In accordance with German law, Deutsche Bank’s principal accountant is appointed at the Annual General Meeting based on a recommendation of Deutsche Bank’s Supervisory Board. The Audit Committee of the Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft („EY“) was the bank’s principal accountant for the 2022 and 2023 fiscal years, respectively.
The tables set forth below contain the aggregate fees billed for each of the last two fiscal years by EY in each of the following categories: (1) Audit fees, which are fees for professional services for the audit of Deutsche Bank’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of the bank’s financial statements and are not reported as Audit fees, (3) Tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).
Fees billed by EY
Fee category in € m.		2023	2022
Audit fees		66	59
Audit-related fees		12	8
Tax-related fees		0	0
All other fees		0	1
Total fees	[1]	78	68

The Audit fees include fees for professional services for the audit of Deutsche Bank’s annual financial statements and consolidated financial statements and do not include audit fees for DWS and its subsidiaries that are not audited by EY. The Audit-related fees include fees for other assurance services required by law or regulations, in particular for financial service specific attestation, for quarterly reviews, for spin-off audits and for merger audits, as well as fees for voluntary assurance services, like voluntary audits for internal management purposes and the issuance of comfort letters. The bank’s Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations.
Under SEC regulations, the principal accountant fees are required to be presented as follows: audit fees were € 68 million in 2023 compared to € 61 million in 2022, audit-related fees were € 10 million in 2023 compared to € 6 million in 2022, tax-related fees were € 0 million in 2023 compared to € 0 million in 2022, and all other fees were € 0 million in 2023 compared to € 1 million in 2022.
United States law and regulations, and the bank’s own policies, generally require that all engagements of Deutsche Bank’s principal accountant be pre-approved by the Audit Committee or pursuant to policies and procedures adopted by it. The bank’s Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage the principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team. If the request relates to services that would impair the independence of the principal accountant, the request must be rejected. The bank’s Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Accounting Engagement Team and must thereafter be reported to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues the bank paid to the principal accountant, if such engagements were not recognized by the bank at the time of engagement and were promptly brought to the attention of the bank’s Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2022 and 2023, the percentage of the total amount of revenues Deutsche Bank paid to its principal accountant for non-audit services that was subject to such a waiver was less than 5 % for each year.
426
Deutsche Bank
Annual Report 2023 on Form 20-F

Compliance with German Corporate Governance Code

[Page intentionally left blank for SEC filing purposes]
427
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
428
Deutsche Bank
Annual Report 2023 on Form 20-F

5- Supplementary Information (Unaudited)

430	Non-GAAP Financial Measures
438	Declaration of Backing
439	Group Five-Year Record
441	Imprints – Publications
429
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Profit (loss) attributable to Deutsche Bank shareholders after profit (loss) attributable to additional equity components (AT1 coupon) for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon), which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate, which was 19 % for the full year 2023, (2)% for 2022 and 26% for 2021. For the segments, the applied tax rate was 28% for all reported periods in 2023, 2022 and 2021.
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
The reconciliation of the aforementioned ratios is set forth in the table below:
	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,984	1,836	1,015	396	1,724	7,955
Profit (loss)	2,148	1,322	731	285	1,965	6,452
Profit (loss) attributable to noncontrolling interests	0	0	0	0	120	120
Profit (loss) attributable to DB shareholders and additional equity components	2,148	1,322	731	285	1,846	6,332
Profit (loss) attributable to additional equity components	121	262	132	23	23	560
Profit (loss) attributable to Deutsche Bank shareholders	2,027	1,060	599	263	1,823	5,772

Average allocated shareholders' equity	13,306	27,593	14,477	5,318	2,456	63,149
Deduct: Average allocated goodwill and other intangible assets[1]	1,059	1,246	1,094	2,989	45	6,434
Average allocated tangible shareholders' equity	12,247	26,346	13,383	2,328	2,411	56,716
Post-tax return on average shareholders’ equity	15.2%	3.8%	4.1%	4.9%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity	16.6%	4.0%	4.5%	11.3%	N/M	10.2%

N/M – Not meaningful
1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
430
Deutsche Bank
Annual Report 2023 on Form 20-F

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	1,814	3,217	1,722	584	(1,890)	5,447
Profit (loss)	1,306	2,316	1,240	421	271	5,554
Profit (loss) attributable to noncontrolling interests	0	0	0	0	134	134
Profit (loss) attributable to DB shareholders and additional equity components	1,306	2,316	1,240	421	137	5,420
Profit (loss) attributable to additional equity components	103	232	116	22	28	500
Profit (loss) attributable to Deutsche Bank shareholders	1,203	2,084	1,124	399	109	4,919

Average allocated shareholders' equity	12,015	26,036	13,557	5,395	3,105	60,109
Deduct: Average allocated goodwill and other intangible assets[1]	953	1,139	1,108	3,067	61	6,328
Average allocated tangible shareholders' equity	11,062	24,897	12,449	2,328	3,044	53,780
Post-tax return on average shareholders’ equity	10.0%	8.0%	8.3%	7.4%	N/M	8.2%
Post-tax return on average tangible shareholders’ equity	10.9%	8.4%	9.0%	17.1%	N/M	9.1%

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
	2021
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	609	3,458	(133)	809	(1,225)	3,518
Profit (loss)	438	2,490	(96)	583	(820)	2,595
Profit (loss) attributable to noncontrolling interests	0	0	0	0	144	144
Profit (loss) attributable to DB shareholders and additional equity components	438	2,490	(96)	583	(965)	2,451
Profit (loss) attributable to additional equity components	81	207	103	17	18	426
Profit (loss) attributable to Deutsche Bank shareholders	358	2,282	(199)	566	(982)	2,025

Average allocated shareholders' equity	11,101	25,281	13,041	5,128	1,987	56,537
Deduct: Average allocated goodwill and other intangible assets[1]	893	1,072	1,105	2,936	42	6,049
Average allocated tangible shareholders' equity	10,208	24,208	11,936	2,192	1,945	50,489
Post-tax return on average shareholders’ equity	3.2%	9.0%	(1.5) %	11.0%	N/M	3.6%
Post-tax return on average tangible shareholders’ equity	3.5%	9.4%	(1.7) %	25.8%	N/M	4.0%

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
431
Deutsche Bank
Annual Report 2023 on Form 20-F

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
	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	7,716	9,160	9,575	2,383	2,321	31,155
DVA	0	47	0	0	(5)	42
Sal. Oppenheim workout - International Private Bank	0	0	0	0	0	0
Gain on sale Financial Advisors business Italy – International Private Bank	0	0	0	0	0	0
Total Specific revenue items	0	47	0	0	(5)	42
Revenues excluding specific items	7,716	9,207	9,575	2,383	2,317	31,198

	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	6,337	10,016	9,153	2,608	(1,051)	27,063
DVA	0	(49)	0	0	6	(43)
Sal. Oppenheim workout - International Private Bank	0	0	(125)	0	0	(125)
Gain on sale Financial Advisors business Italy – International Private Bank[1]	0	0	(305)	0	0	(305)
Total Specific revenue items	0	(49)	(430)	0	6	(473)
Revenues excluding specific items	6,337	9,968	8,723	2,608	(1,046)	26,590

Prior year’s comparatives aligned to presentation in the current year
1 Gain on sale of € 312 million, net of transaction-related fees of € 6 million
	2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	5,153	9,631	8,233	2,708	(186)	25,538
DVA	0	28	0	0	2	30
Sal. Oppenheim workout - International Private Bank	0	0	(103)	0	0	(103)
Gain on sale Financial Advisors business Italy – International Private Bank	0	0	0	0	0	0
Total Specific revenue items	0	28	(103)	0	2	(73)
Revenues excluding specific items	5,153	9,660	8,130	2,708	(184)	25,465

Prior year’s comparatives aligned to presentation in the current year
432
Deutsche Bank
Annual Report 2023 on Form 20-F

Adjusted costs/nonoperating costs

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
	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,466	6,890	7,777	1,825	738	21,695
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Litigation charges, net	53	147	123	26	(37)	311
Restructuring and severance	76	87	346	34	23	566
Total nonoperating costs	129	468	468	59	(14)	1,110
Adjusted costs	4,337	6,422	7,308	1,765	752	20,585

	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,188	6,466	6,848	1,850	1,037	20,390
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Litigation charges, net	23	166	(60)	24	261	413
Restructuring and severance	(6)	43	(87)	37	6	(8)
Total nonoperating costs	16	209	(147)	129	267	474
Adjusted costs	4,172	6,257	6,995	1,722	770	19,916

Prior year’s comparatives aligned to presentation in the current year
	2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,547	6,087	7,920	1,670	1,281	21,505
Nonoperating costs:
Impairment of goodwill and other intangible assets	5	0	0	0	0	5
Litigation charges, net	2	99	134	2	231	466
Restructuring and severance	111	87	236	21	13	468
Total nonoperating costs	117	186	371	23	243	939
Adjusted costs	4,429	5,901	7,549	1,647	1,038	20,566

Prior year’s comparatives aligned to presentation in the current year
433
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Adjusted profit (loss) before tax
Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items and nonoperating costs. A detailed overview of nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, is presented in the section “Adjusted costs/nonoperating costs”. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of the operating business.
	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Profit (loss) before tax	2,984	1,836	1,015	396	1,724	7,955
Specific revenue items	0	47	0	0	(5)	42
Nonoperating costs	129	468	468	59	(14)	1,110
Adjusted profit (loss) before tax	3,112	2,351	1,484	456	1,705	9,108

	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Profit (loss) before tax	1,814	3,217	1,722	584	(1,890)	5,447
Specific revenue items	0	(49)	(430)	0	6	(473)
Nonoperating costs	16	209	(147)	129	267	474
Adjusted profit (loss) before tax	1,831	3,377	1,145	713	(1,617)	5,448

Prior year’s comparatives aligned to presentation in the current year
	2021
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Profit (loss) before tax	609	3,458	(133)	809	(1,225)	3,518
Specific revenue items	0	28	(103)	0	2	(73)
Nonoperating costs	117	186	371	23	243	939
Adjusted profit (loss) before tax	726	3,672	135	832	(980)	4,384

Prior year’s comparatives aligned to presentation in the current year
434
Deutsche Bank
Annual Report 2023 on Form 20-F

Adjusted post-tax return (Group)

Adjusted post-tax return (Group) adjusts Profit (loss) attributable to Deutsche Bank shareholders for specific revenue items and nonoperating costs, as well as for the impact of tax net of these items. Adjusted post-tax return on average tangible shareholders’ equity is calculated by dividing Adjusted profit (loss) attributable to Deutsche Bank shareholders by Average allocated tangible shareholders' equity. The Group believes that a presentation of Adjusted post-tax return makes comparisons to its competitors easier.
A detailed overview of nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, is presented in the section “Adjusted costs/nonoperating costs”.
in € m. (unless stated otherwise)	2023	2022	2021
Profit (loss) attributable to Deutsche Bank shareholders	5,772	4,919	2,025
Specific revenue items	42	(473)	(73)
Nonoperating costs	1,110	474	939
Tax adjustments	323	3	244
of which: Tax effect of above adjustment items[1]	323	0	243
of which: Adjustments for share based payment related effects	0	3	1
Adjusted profit (loss) attributable to Deutsche Bank shareholders	6,602	4,917	2,648
Average allocated tangible shareholders' equity	56,716	53,780	50,489
Adjusted post-tax return on average tangible shareholders’ equity	11.6%	9.1%	5.2%

1 Pre-tax adjustments taxed at a rate of 28%
Profit (loss) before tax excluding nonoperating costs
Profit (loss) before tax excluding nonoperating costs is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is Profit (loss) before tax. Profit (loss) before tax excluding nonoperating costs is calculated by deducting nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance from Profit (loss) before tax under IFRS. A detailed overview of nonoperating costs is presented in the section “Adjusted costs/nonoperating costs”. The Group believes that a presentation of Profit (loss) before tax excluding nonoperating costs provides a more meaningful depiction of the costs associated with its operating businesses.
The following table provides a reconciliation of Profit (loss) before tax excluding nonoperating costs for the Group:
in € m. (unless stated otherwise)	2023	2022	2021
Profit (loss) before tax	7,955	5,447	3,518
Nonoperating costs	1,110	474	939
Profit (loss) before tax excluding nonoperating costs	9,065	5,921	4,457

The following table provides a reconciliation of Profit (loss) before tax excluding nonoperating costs for the Private Bank:
in € m. (unless stated otherwise)	2023	2022	2021
Profit (loss) before tax	1,015	1,722	(133)
Nonoperating costs	468	(147)	371
Profit (loss) before tax excluding nonoperating costs	1,484	1,575	238

435
Deutsche Bank
Annual Report 2023 on Form 20-F

Post-tax return on average tangible shareholders’ equity excluding nonoperating costs

Post-tax return on average tangible shareholders’ equity excluding nonoperating costs is an adjustment to the aforementioned post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure. Post-tax return on average tangible shareholders’ equity excluding nonoperating costs is calculated by deducting nonoperating costs from Profit (loss) attributable to Deutsche Bank shareholders. The Group believes that a presentation of Post-tax return on average tangible shareholders’ equity excluding nonoperating costs provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance.
A detailed overview of nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, is presented in the section “Adjusted costs/nonoperating costs”.
in € m. (unless stated otherwise)	2023	2022	2021
Profit (loss) attributable to Deutsche Bank shareholders	5,772	4,919	2,025
Adjustment for nonoperating costs	1,110	474	939
Income tax effect from the adjustment for nonoperating costs[1]	311	133	263
Profit (loss) attributable to DB shareholders excluding nonoperating costs	6,571	5,261	2,701
Average allocated shareholders’ equity	63,149	60,109	56,537
Average tangible shareholders' equity	56,716	53,780	50,489
Post-tax return on average shareholders' equity excluding nonoperating costs	10.4%	8.8%	4.8%
Post-tax return on average tangible shareholders' equity excluding nonoperating costs	11.6%	9.8%	5.3%

1 Pre-tax adjustments taxed at a rate of 28%
Cost/income ratio excluding nonoperating costs
Cost/income ratio excluding nonoperating costs is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is the ratio of total noninterest expenses divided by total net revenues, which we refer to as our cost/income ratio. Cost/income ratio excluding nonoperating costs is calculated by deducting nonoperating costs from noninterest expenses. The Group believes that a presentation of Cost/income ratio excluding nonoperating costs provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance.
A detailed overview of nonoperating costs, which consist of (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, is presented in the section “Adjusted costs/nonoperating costs”.
in € m. (unless stated otherwise)	2023	2022	2021
Net revenues	31,155	27,063	25,538
Noninterest expenses	21,695	20,390	21,505
Cost/Income ratio	69.6%	75.3%	84.2%
Adjustment for nonoperating costs	1,110	474	939
Noninterest expenses excluding nonoperating costs	20,585	19,916	20,566
Cost/Income ratio excluding nonoperating costs	66.1%	73.6%	80.5%

Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.
in € b. (unless stated otherwise)	2023	2022	2021
Total assets	1,317	1,344	1,325
Deduct: Derivatives (incl. hedging derivatives) credit line netting	196	228	239
Deduct: Derivatives cash collateral received / paid	56	70	65
Deduct: Securities Financing Transactions credit line netting	2	2	2
Deduct: Pending settlements netting	29	17	15
Net assets (adjusted)	1,034	1,026	1,003

436
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Tangible Book Value
in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	65,999	61,772	58,096	4,227	7	3,676	6
Goodwill and other intangible assets[1]	(6,573)	(6,327)	(6,079)	(246)	4	(248)	4
Tangible shareholders’ equity (Tangible book value)	59,426	55,445	52,017	3,981	7	3,428	7

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS
Basic Shares Outstanding
in € m.				2023 increase (decrease) from 2022		2022 increase (decrease) from 2021
(unless stated otherwise)	2023	2022	2021	in € m.	in %	in € m.	in %
Number of shares	2,040.2	2,066.8	2,066.8	(26.5)	(1.3)	0	0
Shares outstanding:
Treasury shares	(48.2)	(28.9)	(0.7)	(19.3)	66.6	(28.3)	N/M
Vested share awards	46.3	45.6	34.5	0.8	1.7	11.0	32.0
Basic shares outstanding	2,038.4	2,083.4	2,100.6	(45.0)	(2.2)	(17.2)	(0.8)

Book value per basic share outstanding in €	32.38	29.65	27.66	2.73	9.2	1.99	7.2
Tangible book value per basic share outstanding in €	29.15	26.61	24.76	2.54	9.5	1.85	7.5

CRR/CRD Regulatory measures
The Group’s regulatory assets, exposures, risk-weighted assets, capital and ratios are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.
For the comparatives as of December 31, 2021 certain figures are based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such fully loaded figures are calculated excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year end 2022 and 2023. For those comparatives periods the CET 1 and RWA figures include the transitional impacts from the IFRS 9 add-back also in the fully-loaded figures given it is an immaterial difference. Measures calculated pursuant to the Group’s fully loaded methodology are non-GAAP financial measures.
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
437
Deutsche Bank
Annual Report 2023 on Form 20-F

Declaration of Backing

[Page intentionally left blank for SEC filing purposes]
438
Deutsche Bank
Annual Report 2023 on Form 20-F

Group Five-Year Record

[Page intentionally left blank for SEC filing purposes]
439
Deutsche Bank
Annual Report 2023 on Form 20-F

[Page intentionally left blank for SEC filing purposes]
440
Deutsche Bank
Annual Report 2023 on Form 20-F

Imprints – Publications

[Page intentionally left blank for SEC filing purposes]
441
Deutsche Bank
Annual Report 2023 on Form 20-F

Supplemental Financial Information (Unaudited)

Information required by subpart 1400 of SEC Regulation S-K
Amounts for 2023, 2022 and 2021 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.
Financial condition
Average balance sheet based upon month-end balances
Average balance sheet and interest and similar income	2023			2022			2021
in € m. (unless stated otherwise)	Average balance	Interest and similar income	Average yield/rate	Average balance	Interest and similar income	Average yield/rate	Average balance	Interest and similar income	Average yield/rate
Assets:[1]
Interest-earning deposits with banks:[2,4]
In German offices	76,885	2,723	3.54%	85,923	251	0.29%	97,389	(352)	(0.36) %
In Non-German offices	87,356	4,915	5.63%	86,204	1,852	2.15%	82,684	203	0.25%
Total interest-earning deposits with banks	164,241	7,638	4.65%	172,127	2,104	1.22%	180,073	(149)	(0.08) %
Central bank funds sold:[5]
In German offices	0	0	N/M	0	0	N/M	0	0	N/M
In Non-German offices	0	1	N/M	0	1	N/M	0	0	N/M
Total central bank funds sold	0	1	N/M	0	1	N/M	0	0	N/M
Securities purchased under resale agreements:[4,5]
In German offices	5,212	389	7.46%	3,116	112	3.59%	2,426	42	1.74%
In Non-German offices	6,864	679	9.90%	6,239	392	6.28%	6,262	231	3.68%
Total securities purchased under resale agreements	12,076	1,068	8.85%	9,355	504	5.38%	8,687	273	3.14%
Securities borrowed:[4]
In German offices	73	2	3.04%	119	2	1.99%	101	4	4.18%
In Non-German offices	2	3	N/M	0	48	N/M	0	19	N/M
Total securities borrowed	75	5	6.98%	119	51	42.33%	101	23	23.03%
Interest-earning financial assets at fair value through profit or loss:[4]
In German offices	61,225	1,475	2.41%	58,722	477	0.81%	48,855	321	0.66%
In Non-German offices	155,018	8,005	5.16%	146,147	3,852	2.64%	157,248	2,656	1.69%
Total interest-earning financial assets at fair value through profit or loss	216,243	9,480	4.38%	204,869	4,328	2.11%	206,103	2,977	1.44%
Financial assets at fair value through OCI:[4]
In German offices	3,754	73	1.94%	3,043	38	1.25%	3,080	6	0.18%
In Non-German offices	27,568	1,027	3.72%	29,781	761	2.56%	35,526	497	1.40%
Total financial assets at fair value through OCI	31,322	1,100	3.51%	32,825	799	2.43%	38,606	502	1.30%
Loans at amortized cost:[3,4]
In German offices	262,486	7,271	2.77%	260,928	5,446	2.09%	245,221	5,176	2.11%
In Non-German offices	227,552	14,760	6.49%	232,658	8,793	3.78%	201,300	5,474	2.72%
Total loans	490,038	22,032	4.50%	493,587	14,239	2.88%	446,521	10,650	2.39%
Total other interest-earning assets[4]	63,629	2,066	3.25%	74,242	1,005	1.35%	58,178	493	0.85%
Total interest-earning assets	977,624	43,389	4.44%	987,124	23,030	2.33%	938,269	14,769	1.57%
Cash and due from banks	17,188			18,515			17,939
Noninterest-earning financial assets at fair value through profit or loss:
In German offices	131,000			153,294			159,417
In Non-German offices	139,411			170,096			137,555
All other assets	92,682			88,383			96,307
Allowance for credit losses	(5,170)			(5,029)			(4,905)
Total assets	1,352,734			1,412,384			1,344,581
% of assets attributable to Non-German offices	44%			49%			56%

S-1
Deutsche Bank
Annual Report 2023 on Form 20-F

Average balance sheet and interest expense	2023			2022			2021
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:[1]
Interest-bearing deposits:[4]
In German offices:
Time deposits	105,401	3,717	3.53%	80,142	995	1.24%	67,256	355	0.53%
Savings deposits	81,730	624	0.76%	85,360	254	0.30%	85,372	329	0.39%
Demand deposits	68,340	1,604	2.35%	70,200	(83)	(0.12) %	77,993	(394)	(0.51) %
Total in German offices	255,472	5,945	2.33%	235,702	1,165	0.49%	230,621	289	0.13%
In Non-German offices:
Time deposits	66,861	3,156	4.72%	55,530	1,488	2.68%	39,570	468	1.18%
Savings deposits	1,475	86	5.85%	1,823	49	2.70%	1,621	21	1.30%
Demand deposits	78,820	1,445	1.83%	91,542	619	0.68%	86,777	231	0.27%
Total in Non-German offices	147,156	4,688	3.19%	148,895	2,157	1.45%	127,969	720	0.56%
Total interest-bearing deposits	402,628	10,632	2.64%	384,598	3,322	0.86%	358,590	1,009	0.28%
Central bank funds purchased:[5]
In German offices	0	0	0.00%	0	0	0.00%	0	0	0.00%
In Non-German offices	578	39	6.71%	0	12	0.00%	8	0	0.00%
Total central bank funds purchased	578	39	6.71%	0	12	0.00%	8	0	0.00%
Securities sold under repurchase agreements:[4,5]
In German offices	998	169	16.98%	274	97	35.24%	113	43	38.03%
In Non-German offices	340	180	52.84%	808	195	24.14%	2,237	105	4.70%
Total securities sold under repurchase agreements	1,338	349	26.10%	1,082	292	26.95%	2,350	148	6.30%
Securities loaned:[4]
In German offices	3	0	N/M	1	0	(4.76) %	0	7	N/M
In Non-German offices	6	13	N/M	16	14	87.36%	1,027	33	3.19%
Total securities loaned	10	13	N/M	17	14	82.39%	1,027	39	3.85%
Interest-bearing financial liabilities at fair value through profit or loss:[4]
In German offices	40,832	1,004	2.46%	39,620	529	1.34%	32,045	319	1.00%
In Non-German offices	99,399	5,937	5.97%	87,295	1,939	2.22%	85,881	904	1.05%
Total interest-bearing financial liabilities at fair value through profit or loss	140,231	6,941	4.95%	126,914	2,468	1.94%	117,926	1,223	1.04%
Commercial paper:[5]
In German offices	1,870	83	4.42%	1,286	8	0.64%	602	0	(0.01) %
In Non-German offices	1,236	61	4.96%	531	6	1.15%	1,168	9	0.81%
Total commercial paper	3,106	144	4.63%	1,817	14	0.79%	1,770	9	0.53%
Other short-term borrowings:[4]
In German offices	1,073	30	2.79%	713	13	1.83%	675	21	3.08%
In Non-German offices	2,817	136	4.82%	2,398	83	3.48%	1,414	38	2.68%
Total other short-term borrowings	3,890	166	4.26%	3,111	97	3.10%	2,089	59	2.81%
Long-term debt and trust preferred securities:[4]
In German offices	89,391	3,885	4.35%	104,507	1,213	1.16%	107,416	417	0.39%
In Non-German offices	35,405	2,280	6.44%	39,427	876	2.22%	41,130	561	1.37%
Total long-term debt and trust preferred securities	124,796	6,165	4.94%	143,934	2,090	1.45%	148,546	978	0.66%
Total other interest-bearing liabilities[4]	59,379	2,819	4.75%	65,793	739	1.12%	58,436	186	0.32%
Total interest-bearing liabilities	735,956	27,267	3.71%	727,265	9,047	1.24%	690,742	3,652	0.53%

S-2
Deutsche Bank
Annual Report 2023 on Form 20-F

Average balance sheet and interest expense	2023			2022			2021
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Noninterest-bearing deposits:
In German offices	188,312			205,775			193,115
In Non-German offices	23,859			32,361			29,900
Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	112,497			135,751			151,743
In Non-German offices	142,339			171,287			130,709
All other noninterest-bearing liabilities	76,282			70,097			83,425
Total shareholders’ equity	63,149			60,109			56,537
Additional equity components	8,563			7,944			6,779
Noncontrolling interests	1,778			1,795			1,630
Total equity	73,490			69,848			64,947
Total liabilities and equity	1,352,734			1,412,384			1,344,581
% of liabilities attributable to Non-German offices	41%			42%			40%
Rate spread	0.73%			1.09%			1.05%
Net interest margin (Net interest income to total interest-earning assets):
In German offices	0.21%			0.85%			1.03%
In Non-German offices	2.81%			1.87%			1.30%
Total	1.65%			1.42%			1.18%

N/M – Not meaningful
1 The allocation of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability.
2 Interest-earning deposits with banks include interest earning deposit with central bank and interest earning deposit with bank w/o central bank.
3 Loans include impaired loans.
4 Figures in interest revenue and expense positions are based on net effect of negative interest revenue and expenses. However, negative interest revenue and expenses are reported in ‘’others’’ in interest and similar income and interest expenses, respectively, in Note 5 to the consolidated financial statement.
5 As per the Securities Exchange Commission’s revised guidance, Central bank funds sold, Securities purchased under resale agreements, Central bank funds purchase, Securities sold under repurchase agreements and Commercial paper have been disclosed separately along with prior year’s figure.
S-3
Deutsche Bank
Annual Report 2023 on Form 20-F

Analysis of changes in interest and similar income and interest expense

	2023 over 2022 due to changes in¹			2022 over 2021 due to changes in¹
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:
Interest-earning deposits with banks:
German offices	2,472	(29)	2,501	603	37	567
Non-German offices	3,062	25	3,037	1,650	9	1,641
Total interest-earning deposits with banks	5,534	(4)	5,538	2,253	46	2,207
Central bank funds sold:
German offices	0	0	0	0	0	0
Non-German offices	0	0	0	0	0	0
Total central bank funds sold	0	0	0	0	0	0
Securities purchased under resale agreements:
German offices	277	106	170	70	15	55
Non-German offices	288	43	245	161	(1)	162
Total securities purchased under resale agreements	565	149	416	231	14	217
Securities borrowed:
German offices	0	(1)	1	(2)	1	(3)
Non-German offices	(45)	48	(93)	29	29	0
Total securities borrowed	(45)	46	(92)	27	29	(2)
Financial assets at fair value through profit or loss:
German offices	998	21	977	156	72	84
Non-German offices	4,153	247	3,906	1,196	(199)	1,395
Total financial assets at fair value through profit or loss	5,151	268	4,883	1,351	(127)	1,479
Financial assets at fair value through OCI:
German offices	35	10	25	32	N/A	33
Non-German offices	266	(60)	326	264	(91)	356
Total financial assets at fair value through OCI	301	(50)	350	297	(91)	388
Loans at amortized cost:
German offices	1,825	33	1,793	270	328	(58)
Non-German offices	5,968	(197)	6,165	3,318	948	2,371
Total loans	7,793	(164)	7,957	3,589	1,276	2,313
Other interest-earning assets	1,061	(138)	1,199	512	288	224
Total interest and similar income	20,360	107	20,252	8,260	1,435	6,825
Interest expense:
Interest-bearing deposits:
German offices	4,779	106	4,674	876	7	869
Non-German offices	2,531	(25)	2,557	1,437	135	1,302
Total interest-bearing deposits	7,310	80	7,230	2,313	142	2,171
Central bank funds purchased:
German offices	0	0	0	0	0	0
Non-German offices	26	0	26	0	0	0
Total central bank funds purchased agreements	26	0	26	0	0	0
Securities sold under repurchase agreements:
German offices	73	145	(72)	54	57	(3)
Non-German offices	(15)	(157)	142	90	(104)	194
Total securities sold under repurchase agreements	58	(12)	70	143	(47)	191
Securities loaned:
German offices	0	0	0	(7)	(7)	0
Non-German offices	(1)	(11)	10	(19)	(63)	44
Total securities loaned	(1)	(11)	10	(26)	(70)	44
Financial liabilities at fair value through profit or loss:
German offices	475	17	458	210	86	124
Non-German offices	3,998	303	3,694	1,035	15	1,020
Total financial liabilities at fair value through profit or loss	4,473	320	4,153	1,245	101	1,144
Commercial paper:
German offices	74	5	69	8	0	8
Non-German offices	55	16	39	(3)	(6)	3
Total commercial paper	130	21	108	5	(6)	11
Other short-term borrowings:
German offices	17	8	9	(8)	1	(9)
Non-German offices	52	16	36	45	32	14
Total other short-term borrowings	69	25	45	38	33	5
Long-term debt and trust preferred securities:
German offices	2,672	(200)	2,871	797	(12)	808
Non-German offices	1,404	(98)	1,502	315	(24)	339
Total long-term debt and trust preferred securities	4,076	(298)	4,373	1,111	(36)	1,147
Other interest-bearing liabilities	2,080	(86)	2,166	552	28	524
S-4
Deutsche Bank
Annual Report 2023 on Form 20-F

	2023 over 2022 due to changes in¹			2022 over 2021 due to changes in¹
Total interest expense	18,220	39	18,182	5,382	144	5,238
Net change in net interest income	2,139	69	2,071	2,878	1,290	1,587

1 Changes due to combination of volume and rate are allocated proportionally.
Investment portfolio
The Group’s total investment portfolio as of December 31, 2023, was € 50.7 billion (debt securities at fair value through other comprehensive income € 28.9 billion and debt securities at amortized cost € 21.8 billion).
The following table presents the approximate weighted-average yields (based on amortized cost) by maturity distribution of the Group’s investment portfolio as of December 31, 2023:
	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	128	3.7%	281	4.3%	565	0.4%	970	2.7%	1,943	2.3%
U.S. Treasury and U.S. government agencies	3,284	2.0%	3,593	1.3%	10,041	2.0%	727	2.4%	17,645	1.8%
U.S. local (municipal) governments	35	6.9%	61	6.9%	0	5.0%	492	6.9%	589	6.9%
Other foreign governments	3,879	2.8%	6,228	3.3%	10,801	2.0%	2,306	2.7%	23,213	2.5%
Corporates	163	4.8%	734	7.2%	168	1.8%	477	7.4%	1,543	6.4%
Other asset-backed securities	0	0.0%	0	0.0%	0	0.0%	152	4.2%	152	4.2%
Mortgage-backed securities, including obligations of U.S. federal agencies	1,445	6.2%	449	5.8%	386	4.3%	844	4.2%	3,124	5.3%
Other debt securities	292	5.3%	410	3.1%	406	3.4%	1,403	3.1%	2,511	3.4%

S-5
Deutsche Bank
Annual Report 2023 on Form 20-F

Loan Portfolio
Analysis of maturities of the Group’s loan portfolio (excluding lease financing)
Dec 31, 2023 in € m.	Within 1 year	After 1 but within 5 years	After 5 but within 15 years	After 15 years	Total
German:
Agriculture, forestry and fishing	43	28	92	47	211
Mining and quarrying	148	22	254	1	425
Manufacturing	6,330	2,940	1,235	225	10,729
Electricity, gas, steam and air conditioning supply	281	157	494	141	1,074
Water supply, sewerage, waste management and remediation activities	80	81	102	36	299
Construction	404	241	422	457	1,523
Wholesale and retail trade, repair of motor vehicles and motorcycles	4,153	1,439	859	472	6,924
Transport and storage	579	285	226	62	1,152
Accommodation and food service activities	136	195	270	176	776
Information and communication	471	492	147	183	1,292
Financial and insurance activities	3,937	4,074	2,556	1,063	11,630
Real estate activities	1,618	1,470	2,879	4,194	10,160
Professional, scientific and technical activities	632	836	1,610	1,287	4,365
Administrative and support service activities	370	251	907	727	2,255
Public administration and defense, compulsory social security	453	165	293	7	917
Education	17	22	45	39	123
Human health services and social work activities	267	509	1,328	725	2,829
Arts, entertainment and recreation	33	32	121	132	318
Other service activities	921	858	403	317	2,498
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	8,707	12,434	41,264	109,958	172,363
Activities of extraterritorial organizations and bodies	0	0	0	0	0
Total German	29,578	26,531	55,507	120,248	231,864
Non-German:
Agriculture, forestry and fishing	63	78	29	5	175
Mining and quarrying	1,111	1,169	415	9	2,704
Manufacturing	12,240	5,820	1,559	97	19,716
Electricity, gas, steam and air conditioning supply	1,038	1,806	739	78	3,661
Water supply, sewerage, waste management and remediation activities	49	110	22	2	183
Construction	1,240	1,218	281	220	2,960
Wholesale and retail trade, repair of motor vehicles and motorcycles	11,176	2,612	846	529	15,164
Transport and storage	1,629	1,993	763	31	4,416
Accommodation and food service activities	234	330	489	34	1,088
Information and communication	2,794	3,700	259	36	6,789
Financial and insurance activities	43,813	52,548	7,158	1,144	104,663
Real estate activities	19,570	17,404	3,322	337	40,633
Professional, scientific and technical activities	1,051	846	505	189	2,591
Administrative and support service activities	2,037	3,913	1,122	32	7,104
Public administration and defense, compulsory social security	1,171	1,376	2,657	10	5,214
Education	24	104	17	14	158
Human health services and social work activities	383	957	146	116	1,602
Arts, entertainment and recreation	46	671	24	14	754
Other service activities	756	1,323	858	187	3,123
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	15,553	10,035	9,040	9,064	43,692
Activities of extraterritorial organizations and bodies	0	0	0	0	0
Total Non-German	115,978	108,013	30,251	12,148	266,390
Gross loans	145,556	134,543	85,758	132,396	498,253
(Deferred expense)/unearned income	73	406	782	414	1,675
Loans less (deferred expense)/unearned income	145,483	134,137	84,976	131,982	496,578

Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date
Dec 31,2023 in € m.	Within 1 years	After one but within 5 years	After 5 but within 15 years	After 15 years	Total
Fixed rate loans	43,615	38,105	67,576	121,757	271,053
Floating or adjustable rate loans	101,942	96,439	18,182	10,639	227,201
Total	145,556	134,543	85,758	132,396	498,253

S-6
Deutsche Bank
Annual Report 2023 on Form 20-F

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
Loans at amortized Cost by Industry type
	Dec 31, 2023
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	384	5	2	1.41%	0.52%
Mining and quarrying	2,774	8	25	0.31%	1.03%
Manufacturing	28,397	531	179	1.87%	0.61%
Electricity, gas, steam and air conditioning supply	4,081	23	31	0.55%	0.67%
Water supply, sewerage, waste management and remediation activities	486	5	1	0.98%	0.16%
Construction	4,257	107	126	2.51%	3.00%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,030	400	120	1.90%	0.59%
Transport and storage	4,924	44	36	0.90%	0.69%
Accommodation and food service activities	1,862	31	3	1.67%	0.14%
Information and communication	7,589	49	88	0.64%	1.23%
Financial and insurance activities	110,901	753	100	0.68%	0.09%
Real estate activities	49,267	460	50	0.93%	0.10%
Professional, scientific and technical activities	6,889	91	36	1.32%	0.52%
Administrative and support service activities	8,911	140	4	1.57%	0.05%
Public administration and defense, compulsory social security	5,731	37	2	0.65%	0.04%
Education	279	3	(0)	1.10%	(0.03%)
Human health services and social work activities	4,390	25	0	0.58%	0.00%
Arts, entertainment and recreation	1,017	10	27	0.95%	2.62%
Other service activities	4,727	59	65	1.25%	1.61%
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	216,630	2,387	208	1.10%	0.09%
Activities of extraterritorial organizations and bodies	0	0	0	0.80%	9.38%
Total	484,527	5,170	1,104	1.07%	0.23%

1 Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Loan at Amortized Cost exposure declined by € 4 billion or 1 % in 2023 compared to 2022 across business divisions.
Loan loss allowance increased by € 379 million or 8 % in 2023, which was
mainly driven by higher bookings and the release of the existing overlay in stage 3 in Private Bank (which at first application led to a decrease of Allowance for Credit Losses), as explained earlier.
Net charge-offs increased by € 132 million or 14 % in 2023, which was mainly due to Corporate Bank.
S-7
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2022
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	524	10	1	1.84%	0.18%
Mining and quarrying	2,392	32	24	1.32%	0.87%
Manufacturing	30,534	618	62	2.02%	0.19%
Electricity, gas, steam and air conditioning supply	4,893	42	0	0.85%	0.00%
Water supply, sewerage, waste management and remediation activities	725	8	0	1.06%	0.02%
Construction	4,239	114	103	2.70%	2.25%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,535	436	18	2.02%	0.08%
Transport and storage	5,547	52	8	0.93%	0.15%
Accommodation and food service activities	1,965	66	4	3.37%	0.16%
Information and communication	7,002	120	5	1.72%	0.08%
Financial and insurance activities	116,190	711	27	0.61%	0.02%
Real estate activities	48,380	236	66	0.49%	0.15%
Professional, scientific and technical activities	7,013	87	23	1.25%	0.33%
Administrative and support service activities	7,429	121	38	1.62%	0.45%
Public administration and defense, compulsory social security	5,287	13	0	0.24%	0.00%
Education	249	3	0	1.11%	0.15%
Human health services and social work activities	4,523	26	5	0.57%	0.12%
Arts, entertainment and recreation	1,128	9	0	0.82%	0.02%
Other service activities	4,152	83	24	1.99%	0.50%
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	214,795	2,005	562	0.93%	0.26%
Activities of extraterritorial organizations and bodies	1	0	0	0.70%	22.98%
Total	488,504	4,790	971	0.98%	0.20%

1 Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Loan at Amortized Cost exposure went up by € 12 billion or 3 % in 2022 compared to 2021, which was driven by Private Bank as well as Investment Bank.
Loan loss allowance slightly increased by € 36 million or 1 % in 2022.
Net charge-offs increased by € 484 million or 99 % in 2022 due to the non-performing portfolio sales in Private Bank.
S-8
Deutsche Bank
Annual Report 2023 on Form 20-F

	Dec 31, 2021
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	645	12	1	1.91%	0.22%
Mining and quarrying	2,783	17	16	0.60%	0.64%
Manufacturing	35,404	543	46	1.53%	0.17%
Electricity, gas, steam and air conditioning supply	4,548	45	(0)	0.99%	(0.00%)
Water supply, sewerage, waste management and remediation activities	681	11	1	1.54%	0.08%
Construction	4,374	200	14	4.56%	0.32%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,285	432	160	2.03%	0.78%
Transport and storage	5,330	75	24	1.40%	0.45%
Accommodation and food service activities	2,259	73	1	3.22%	0.04%
Information and communication	6,363	111	0	1.75%	0.01%
Financial and insurance activities	106,343	430	19	0.40%	0.02%
Real estate activities	40,629	188	7	0.46%	0.02%
Professional, scientific and technical activities	6,959	104	14	1.49%	0.19%
Administrative and support service activities	9,759	167	7	1.71%	0.07%
Public administration and defense, compulsory social security	6,183	18	(0)	0.30%	(0.00%)
Education	225	3	0	1.18%	0.08%
Human health services and social work activities	3,869	28	1	0.73%	0.03%
Arts, entertainment and recreation	1,062	8	(1)	0.74%	(0.06%)
Other service activities	4,941	100	(10)	2.02%	(0.19%)
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	212,434	2,190	189	1.03%	0.09%
Activities of extraterritorial organizations and bodies	1	1	0	64.65%	0.00%
Total	476,077	4,754	488	1.00%	0.11%

1 Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Foreign outstandings
The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2023, 2022 and 2021. Offsetting of local country claims is done for third party liabilities of the respective foreign offices that represent legal obligations of the foreign offices and for which no payment is guaranteed at locations outside of the country of the office. As of December 31, 2023, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.
	Dec 31, 2023
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	1,869	50,159	95,781	6,568	123,772	278,149	21.20
Great Britain	1,991	28,112	18,924	10,914	20,107	80,048	6.10
Italy	4,150	31,097	18,373	2,493	23,176	79,289	6.04
France	2,142	15,926	18,279	7,675	2,892	46,914	3.57
Luxembourg	6,658	4,148	14,899	5,166	6,871	37,743	2.88
Spain	2,692	10,823	13,992	2,647	−	30,154	2.30
Switzerland	1,458	4,650	7,536	9,335	1,529	24,509	1.87
Netherlands	1,868	3,952	9,190	5,876	−	20,886	1.59
Ireland	236	3,286	10,250	3,565	−	17,337	1.32
Belgium	741	7,472	5,856	1,038	−	15,107	1.15
China	3,121	5,514	1,519	403	−	10,557	0.80

1 Other includes commercial and industrial, insurance and other loans.
S-9
Deutsche Bank
Annual Report 2023 on Form 20-F

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

1 Other includes commercial and industrial, insurance and other loans.
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

1 Other includes commercial and industrial, insurance and other loans.
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
For this disclosure, across all domestic and foreign branches of Deutsche Bank AG, deposits from banks were considered 100 % uninsured, deposits from retail clients 100 % insured. For deposits from other depositors, a fixed percentage based on the proportion of time deposits to total deposits covered under the German statutory deposit guarantee scheme has been applied to estimate non-insured time deposits for this client group. All remaining entities of the Deutsche Bank group have determined the amount of uninsured time deposits following local requirements. As of year-end 2023, the group did not have any time deposits under FDIC insurance coverage on its books.
S-10
Deutsche Bank
Annual Report 2023 on Form 20-F

in € m.	Dec 31, 2023
U.S. time deposits in excess of FDIC insurance limit or similar state deposit insurance regimes	0
Time deposits that are otherwise uninsured, by maturity
3 months or less	48,998
over 3 months to 6 months	17,064
over 6 months to 12 months	17,918
over 12 months	17,871
Total Time deposits that are otherwise uninsured	101,850
Total Uninsured time deposits	101,850

Total deposits by foreign depositors in German offices were € 62.6 billion, € 51.8 billion and € 55.7 billion as of December 31, 2023, 2022 and 2021, respectively.
S-11
Deutsche Bank
Annual Report 2023 on Form 20-F

Imprint

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main (for letters and postcards: 60262)
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com
S-12