Form 20-F
period 2024-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2025-03-13
CIK 1159508

As filed with the Securities and Exchange Commission on March 13, 2025
UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
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
Taunusanlage 12 , 60325 Frankfurt am Main , Germany
(Address of principal executive offices)
Andrea Schriber , + 49 - 69 - 910-40493 , andrea.schriber@db.com , Taunusanlage 12 , 60325 Frankfurt am Main , Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
Ordinary Shares, no par value  1,945,125,755
(as of December 31 , 2024 )
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
1
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
Yes ☐ No ☐
Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 28, 2025)
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
Annual Report 2024 on Form 20-F

Table of Contents

Table of Contents –
3
PART I –
8
Item 1: Identity of Directors, Senior Management and Advisers –
8
Item 2: Offer Statistics and Expected Timetable –
8
Item 3: Key Information –
8
Dividends –
9
Capitalization and Indebtedness –
10
Reasons for the Offer and Use of Proceeds –
10
Risk Factors –
11
Item 4: Information on the company –
41
History and development of the company –
41
Business Overview –
41
The competitive environment –
48
Regulation and Supervision –
57
Organizational Structure –
76
Property and Equipment –
76
Information required by subpart 1400 of SEC Regulation S-K –
76
Item 4A: Unresolved Staff Comments –
77
Item 5: Operating and Financial Review and Prospects –
77
Overview –
77
Material accounting policies and critical accounting estimates –
77
Recently adopted accounting pronouncements and new accounting pronouncements –
77
Operating results –
78
Results of operations –
79
Financial position –
79
Liquidity and capital resources –
79
Post-employment benefit plans –
79
Off-balance sheet arrangements –
79
Tabular disclosure of contractual obligations –
79
Research and development, patents and licenses –
79
Item 6: Directors, Senior Management and Employees –
80
Directors and Senior Management –
80
Board practices of the Management Board –
83
Compensation –
83
Employees –
84
Share Ownership –
84
Item 7: Major Shareholders and Related Party Transactions –
85
Major Shareholders –
85
Related Party Transactions –
87
Interests of Experts and Counsel –
87
Item 8: Financial Information –
88
Consolidated statements and other financial information –
88
Significant changes –
89
Item 9: The Offer and Listing –
90
Offer and Listing Details and Markets –
90
Plan of Distribution –
90
Selling Shareholders –
90
Dilution –
90
Expenses of the Issue –
90
Item 10: Additional Information –
91
Share Capital –
91
Memorandum and Articles of Association –
91
Notification Requirements –
94
Material Contracts –
98
Exchange Controls –
98
Taxation –
99
Dividends and Paying Agents –
102
Statement by Experts –
102
Documents on Display –
102
Subsidiary Information –
102
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk –
102
Item 12: Description of Securities other than Equity Securities –
102
PART II –
103
3
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 13: Defaults, Dividend Arrearages and Delinquencies –
103
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds –
103
Item 15: Controls and Procedures –
103
Disclosure Controls and Procedures –
103
Management’s Annual Report on Internal Control over Financial Reporting –
103
Report of Independent Registered Public Accounting Firm –
104
Opinion on Internal Control Over Financial Reporting –
104
Item 16A: Audit Committee Financial Expert –
106
Item 16B: Code of Ethics –
106
Item 16C: Principal accountant fees and services –
106
Item 16D: Exemptions from the Listing Standards for Audit Committees –
106
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers –
107
Item 16F: Change in Registrant’s Certifying Accountant –
107
Item 16G: Corporate Governance –
108
Item 16H: Mine Safety Disclosure –
111
Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections –
111
Item 16J: Insider Trading Policies –
111
Item 16K: Cybersecurity –
111
Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012 –
112
PART III –
114
Item 17: Financial Statements –
114
Item 18: Financial Statements –
114
Item 19: Exhibits –
115
Signatures –
116
Annual Report – 117
Supplemental Financial Information (Unaudited) – S-1
4
Deutsche Bank
Annual Report 2024 on Form 20-F

Deutsche Bank Aktiengesellschaft, also called Deutsche Bank AG, is a stock corporation organized under the laws of the Federal Republic of Germany. Unless otherwise specified or required by the context, in this document, references to “Deutsche Bank”, “the bank” or “the Group” are to Deutsche Bank Aktiengesellschaft and its consolidated subsidiaries.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals presented and percentages may not precisely reflect the absolute figures.
The bank’s registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and its telephone number is +49-69-910-00.
Inclusion of its Annual Report
Deutsche Bank has included as an integral part of this Annual Report on Form 20-F its Annual Report 2024, to which the bank refers to in response to certain items included in Form 20-F. Certain portions of the Annual Report 2024 have been omitted, as indicated therein. The included Annual Report 2024 contains the consolidated financial statements, which the bank refers to in response to Items 8 and 18.
The Annual Report 2024 and consolidated financial statements included herein differ from those Deutsche Bank publishes for other purposes (the “non-SEC” versions thereof) in that the financial information presented in the Annual Report 2024 and consolidated financial statements included herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial information presented in the non-SEC Annual Report 2024 and consolidated financial statements included therein, by contrast, has been prepared in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU), including, effective as of January 1, 2020, the application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of International Accounting Standard (IAS) 39. For further information, see Note 1, “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve-out” to the consolidated financial statements.
Such consolidated financial statements differ from those contained in the Annual Report 2024 used for other purposes (the “non-SEC financial statements”) in that (i) Notes 42, 43 and 44 of the non-SEC financial statements, which address non-U.S. requirements, have been deleted, and (ii) Note 42, which addresses U.S. requirements, has been added to the included financial statements.
The consolidated financial statements have been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2024. Such report is included only in the version of the Annual Report 2024 included in this Annual Report on Form 20-F.
5
Deutsche Bank
Annual Report 2024 on Form 20-F

Cautionary Statement Regarding Forward-Looking Statements
Deutsche Bank makes certain forward-looking statements in this document with respect to its financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
– The potential development and impact on the bank of economic and business conditions, along with the legal and regulatory environment to which the bank is subject, including the challenging macroeconomic environment in Europe, in particular in Germany, potential re-emergence of inflationary pressures impacting interest rates, the potential for widespread trade tariffs; along with elevated geopolitical risks
– Deutsche Bank’s ability to grow revenues or sustain its cost base by means of strategic initiatives, the bank’s responses to economic and business conditions and the legal and regulatory environment
– The development of aspects of Deutsche Bank’s results of operations
– The bank’s expectations of the impact of risks that affect the bank’s business, including the risks of losses in its trading businesses and credit exposures
– Other statements relating to the bank’s future business development and economic performance
In addition, the Group may from time to time make forward-looking statements in the periodic reports to the United States Securities and Exchange Commission on Form 6-K, annual and interim reports, invitations to Annual General Meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Deutsche Bank’s Management Board, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.
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
Deutsche Bank cautions the reader that a number of important factors could cause its actual results to differ materially from those the bank describes in any forward-looking statement. These factors include those listed above and, among others, the following:
– Other changes in general economic and business conditions
– Changes and volatility in currency exchange rates, interest rates and asset prices
– Changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions
– The potential development and impact on the bank of legal and regulatory proceedings to which the bank is or may become subject
– Changes in the bank’s competitive environment
– The success of acquisitions, divestitures, mergers and strategic investments and alliances
– Other factors, including those the bank refers to in “Item 3: Key Information – Risk Factors” and elsewhere in this document and others to which the bank does not refer
6
Deutsche Bank
Annual Report 2024 on Form 20-F

Use of Non-GAAP financial measures
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
Non-GAAP financial measure	Most Directly Comparable IFRS financial measure
Profit (loss) attributable to Deutsche Bank shareholders for the segments, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments	Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues
Net interest income in the key banking book segments	Net interest income
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon)
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
7
Deutsche Bank	Item 3: Key Information
Annual Report 2024 on Form 20-F	Dividends

PART I

Item 1: Identity of Directors, Senior Management and Advisers
Not required because this document is filed as an Annual Report.
Item 2: Offer Statistics and Expected Timetable
Not required because this document is filed as an Annual Report.
Item 3: Key Information
8
Deutsche Bank
Annual Report 2024 on Form 20-F

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2024, 2023, 2022, 2021 and 2020. Deutsche Bank declares dividends at its Annual General Meeting following each year. For 2024, the Management Board intends to propose to the Annual General Meeting to pay a dividend of € 0.68 per share. Deutsche Bank’s dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because the Group declares dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.
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
Dividends in the table below are presented before German withholding tax.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of the bank’s dividends.
			Payout ratio[2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2024 (proposed)	$ 0.70	€ 0.68	36%	37%
2023	$ 0.50	€ 0.45	16%	16%
2022	$ 0.32	€ 0.30	13%	13%
2021	$ 0.23	€ 0.20	20%	21%
2020	$ 0.00	€ 0.00	N/M	N/M

N/M – Not meaningful
1 For convenience, the Group presents dividends in U.S. dollars for each year by translating the euro amounts at the period end rate for the last business day of each year
2 Payout ratio defined as dividends per share the Group paid in respect of each financial year as a percentage of basic and diluted earnings per share for that year
3 For the financial year 2020, no dividend was paid
9
Deutsche Bank
Annual Report 2024 on Form 20-F

Capitalization and Indebtedness
Consolidated capitalization in accordance with IFRS as issued by the IASB as of December 31, 2024 in € m.
Debt:[1]
Long-term debt	114,899
Trust preferred securities	287
Long-term debt at fair value through profit or loss	22,203
Total debt	137,389

Shareholders’ equity:
Common shares (no par value)	5,106
Additional paid-in capital	39,744
Retained earnings	25,872
Common shares in treasury, at cost	(713)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(1,196)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	23
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	(108)
Foreign currency translation, net of tax	(12)
Unrealized net gains (losses) from equity method investments	(8)
Total shareholders’ equity	68,709
Equity component of financial instruments	11,550
Noncontrolling interests	1,606
Total equity	81,865
Total capitalization	219,254

1
€ 41,174 million (30%) of Deutsche Bank’s debt was secured as of December 31, 2024.
Reasons for the Offer and Use of Proceeds
Not required because this document is filed as an Annual Report.
10
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Summary of Risk Factors
Risks Relating to the Macroeconomic, Geopolitical and Market Environment. Deutsche Bank is materially affected by global macroeconomic and financial market conditions. Significant challenges may arise from market volatility, persistent inflation, impacts of a higher interest rate environment and potential for widespread trade tariffs. A number of geopolitical and political risks could negatively affect the business environment, leading to weaker economic activity and a broader correction in the financial markets. In particular, policies of the new U.S. administration around international trade, tensions in the Middle East, military support for Ukraine and other conflicts or economic sanctions, including other trade and investment restrictions, could negatively impact global markets and the macroeconomic environment. Materialization of these risks could negatively affect Deutsche Bank’s results of operations in some of the bank’s businesses and its financial condition as well as its strategic plans.
Risks Relating to Deutsche Bank’s Strategy and Business . If Deutsche Bank is unable to meet its 2025 financial targets due to a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, the bank may incur unexpected losses or incur unforeseen costs, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base and broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This may also impact Deutsche Bank’s ability to make desired cash distributions and share buybacks.
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
Risks Relating to Deutsche Bank’s Internal Control Environment. Deutsche Bank is focused on the need to strengthen its internal control environment and infrastructure and has embarked on initiatives to accomplish this. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has ordered the bank to improve its control and compliance infrastructure relating to anti-money laundering and know-your-client processes. If Deutsche Bank is unable to improve its infrastructure and control environment on the timelines set or expected by regulators, the bank’s reputation, regulatory position and financial condition may be materially adversely affected.
Risks Relating to Technology, Data and Innovation. Digital Innovation may offer market entry opportunities for new competitors such as cross-industry entrants, global tech companies and financial technology companies. Therefore, the bank expects its businesses to have an increased need for investments in digital products and process resources to remain competitive and protect the bank from security threats. If not, there is a risk Deutsche Bank could lose market share, which could have a material adverse effect on Deutsche Bank’s financial position, results of operations, cash flows or prices of its securities.
11
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Climate Change and Other Risks Relating to Environmental, Social and Governance (ESG)-Related Matters . The impacts of rising global temperatures and the associated policy, technology and behavioral changes required to limit global warming have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events and the risk that financial institutions face from increased scrutiny from governments, regulators, shareholders, and other bodies. The emergence of significantly diverging (and sometimes conflicting) ESG regulatory and/or disclosure standards across jurisdictions could lead to higher costs, including compliance costs, and increased risks of failing to meet the respective regulatory requirements in each jurisdiction.
Other Risks - Deutsche Bank is also subject to other risks, including the following:
– Deutsche Bank’s risk management policies, procedures and methods may leave the bank exposed to unidentified or unanticipated risks, which could lead to material losses
– Deutsche Bank utilizes a variety of third parties in support of its business and operations. Services provided by third parties pose risks to the bank comparable to if Deutsche Bank performed the services internally. If such a third party does not conduct business in accordance with applicable standards or the bank’s expectations, the bank could be exposed to material losses, regulatory action, litigation or reputational damage or fail to achieve the benefits sought from the third-party relationship
– Operational risks, which may arise from errors in the performance of the bank’s processes, the conduct of its employees, shortfalls in access management, instability, malfunction or outage of IT systems and infrastructure, or loss of business continuity, or comparable issues with respect to its third-party service providers, may disrupt the bank’s businesses and lead to material losses
– The inability to have equivalence arrangements with Central Clearing Counterparties in countries outside the EU may have adverse effects on Deutsche Bank’s business results or operations; more generally, the bank’s large clearing and settlement business poses risks if it fails to operate properly for even short periods
– Impairments of goodwill and other intangible assets and reductions in deferred tax assets have had and may in the future have material adverse effects on Deutsche Bank’s profitability, equity and financial condition
– In addition to the bank’s traditional banking businesses of deposit-taking and lending, the bank may also engage in nontraditional credit businesses in which credit is extended via transactions that materially increase the bank’s exposure to credit risk
– A substantial proportion of the bank’s assets and liabilities comprise financial instruments that the bank carries at fair value, with changes in fair value recognized in the income statement. Deutsche Bank has incurred losses, and may incur further losses, from such fair value changes
– Deutsche Bank is exposed to pension risks which can materially impact the measurement of its pension obligations, including interest rate, inflation, longevity and liquidity risks that can materially impact the bank’s earnings
– The emerging crypto assets sector may pose risks to the bank, whether the bank participates in it or refrains from doing so
– Deutsche Bank is subject to laws and other requirements relating to financial and trade sanctions and embargoes. If the bank breaches such laws and requirements, it can be subject, and in the past has been subject, to material regulatory enforcement actions and penalties
– Transactions with persons targeted by U.S. economic sanctions or counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead potential customers and investors to avoid doing business with the bank or investing in Deutsche Bank’s securities, harm the bank’s reputation or result in regulatory or enforcement action, which could have a material and adverse effect on the bank’s business
12
Deutsche Bank
Annual Report 2024 on Form 20-F

Risks Relating to the Macroeconomic, Geopolitical and Market Environment
Deutsche Bank is materially affected by global macroeconomic and market conditions. Significant challenges may arise from persistent inflation, higher interest rates for longer, potential for widespread trade tariffs, market volatility, and a deteriorating macroeconomic environment. These risks could negatively affect the business environment, leading to weaker economic activity and a broader correction in the financial markets. Materialization of these risks could negatively affect Deutsche Bank’s results of operations and financial condition as well as the bank’s ability to meet its financial targets. Deutsche Bank takes step to manage these risks through its risk management and hedging activities but remains exposed to these macroeconomic and market risks.
Global economic activity expanded at a robust pace in 2024, primarily driven by the U.S. economy which has outperformed expectations. By contrast, economic performance in most of Europe remained challenging, especially in Germany. In 2025, the U.S. economy expects to head for slightly slower but solid growth driven by hopes of tax cuts and deregulation under the new U.S. administration. Growth in the eurozone area is set to pick up moderately, but Germany is expected to lag behind with selected sectors such as automotives seeing weak demand growth and elevated structural risks over the medium-term. Political uncertainty in the eurozone remains elevated with German elections held in February 2025 with coalition talks in progress, potentially leading to disappointment on structural reforms. Additionally, the new minority government in France has yet to develop a credible fiscal consolidation strategy to stabilize the elevated public debt ratio against strong political resistance. In addition, European economies face external downside risks from potential U.S. trade tariffs and from China where domestic activity lacks momentum and the highly indebted real estate sector is yet to show signs of a turnaround.
With headline and core inflation approaching central bank targets, the ECB and Federal Reserve lowered their key policy rates by 100 basis points each in the second half of 2024. However, inflationary pressure remains elevated especially in the U.S. against the backdrop of a firm labor market. Moreover, if the new U.S. administration cuts taxes, imposes higher tariffs and lowers migration, this would likely increase the risk of inflation and higher interest rates. Additionally, global supply chain pressures from ongoing geopolitical tensions could also fuel inflation. The outlook for interest rates has become more uncertain and markets price fewer rate cuts in the U.S. compared to a few months ago. Should inflation exceed current expectations, the Federal Reserve and other central banks could be forced to resume policy tightening and increase the risk of a cyclical economic recession including higher unemployment and defaults.
Inflationary pressures and the possibility of rising interest rates could dampen consumer spending and private client investments. This may consequently result in a reduction in new business for the bank’s consumer finance and/or private mortgage lending businesses. Additionally rising inflation could lead to payment difficulties for private clients due to reduced inflation-adjusted income and could lead to increasing delinquent exposure with corresponding impact on provisions for credit losses.
Higher interest rates may lead to refinancing risks and potential credit rating downgrades for corporates, small and medium-sized enterprises, commercial clients and private clients. In addition, inflation, interest rates and market volatility could lead to an asset price reduction of collaterals with risks related to recovery values in case of liquidation and therefore respective higher impacts on provisions for credit losses. Asset price reduction of collaterals could also lead to a potentially higher refinancing risk.
A persistently higher than expected interest rate environment would also increase the risk of corrections in highly valued segments of risk asset markets, e.g. the technology segment of U.S. equity markets. A prolonged, more severe bout of volatility could adversely impact global monetary and credit conditions and Deutsche Bank’s business environment.
Commercial real estate (CRE) markets remain under stress from the impact of higher interest rates, borrowing costs and tight lending conditions leading to ongoing pressure on collateral values, particularly in the office sector, and may result in higher-than-expected provisions for credit losses. Recent evidence suggests that CRE property prices and broader market conditions are stabilizing. The turn in the monetary cycle may help to support market sentiment and ease refinancing conditions from the second half of 2025 although refinancing risk remains elevated in the near term. The adjustment process in the office sector is expected to persist for the next several years.
13
Deutsche Bank
Annual Report 2024 on Form 20-F

Private capital markets, which include certain activities from non-bank financial institutions and private credit more broadly, may also be negatively impacted by higher-than-expected interest rates and weaker investor sentiment. The non-bank financial institutions sector is extremely broad with diverse risk profiles and vulnerabilities. A failure of one or multiple larger non-bank financial institutions has the potential to drive direct losses for banks including Deutsche Bank and other creditors or capital providers. Broader market instability with rising rates, risk aversion, market illiquidity and economic slowdown all increase the likelihood of failures occurring as returns drop and investors reallocate capital. Internal risk management approaches are commensurate to the risk profile of underlying counterparty and concentration risk exposures and although Deutsche Bank has not experienced any significant losses in the past, the bank may do so in the future.
Overall, either in isolation or in combination with other risk factors such as the potential escalation of geopolitical risks (see below), the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit losses as well as increased capital and liquidity demands as clients draw down on funding lines. Higher volatility in financial markets could lead to increased margin calls, higher market risk risk-weighted assets (RWA) and elevated valuation reserves. Negative impacts on investor appetite may also impact the Group’s ability to distribute and de-risk capital market commitments, which could potentially result in losses as well as making pricing and hedging more challenging and costly. It also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example shortfalls under Lombard or securities financing transactions. In addition, market volatility triggered by unexpected policy decisions or policy mistakes, could also lead to increased inherent risks in several non-financial risks including transaction processing, internal and external fraud; along with conduct risks including attempts to conceal losses and increased risk of litigation from clients.
A substantial proportion of the assets and liabilities on the Group’s balance sheet comprise of financial instruments that are carried at fair value, with changes in fair value recognized in the income statement. As a result of such changes, the Group has incurred losses in the past, and may incur further losses in the future. The Group is exposed to risks related to movements from foreign exchange rates, most notably related to USD and GBP. The bank also accounts for assets and liabilities at amortized costs. The fair value of these assets may be lower than their carrying value and could result in realized losses if the asset is sold prior to maturity.
If multiple downside risks simultaneously materialize and/or occur in combination with a more pronounced economic slowdown, the negative impact on Deutsche Bank’s business environment could be more severe than currently expected and impact the bank’s ability to meet its 2025 financial targets.
A number of geopolitical and political risks and events could negatively affect Deutsche Bank’s business environment, including weaker economic activity, financial market corrections, compliance risks or a lower interest rate environment which could reduce the bank’s ability to achieve its 2025 financial targets.
There is particular focus on the future policies of the new U.S. administration around international trade and energy. There is a risk that some of these policies could result in higher inflation and interest rates and uncertainty around the outlook for key geopolitical risks. For instance, the U.S. administration has announced additional tariffs on imported goods especially those from key trading partners such as Canada, Mexico and China, which if implemented could negatively impact growth and fuel inflation in the U.S. This in turn, could lead to increased provisions for credit losses. Besides, the U.S. administration has proposed to reduce funding and subsidies for clean energy initiatives which may impact companies who are active in renewables.
The ongoing war in Ukraine and the risk that U.S. military support may potentially be reduced, continue to increase European concerns and may lead to heightened uncertainty and business disruption. Meanwhile, the risk of a Middle East conflict remains elevated, despite the fragile temporary ceasefire agreed between Israel and Hamas, and the fact that Iran and its terrorist proxies have been weakened by Israel’s military strikes and the collapse of the Assad regime in Syria. While the market reaction remains contained thus far, a further escalation could lead to negative impacts including higher oil prices, volatility in the markets and supply chain disruption which may in turn impact Deutsche Bank’s risk profile.
14
Deutsche Bank
Annual Report 2024 on Form 20-F

Further sanctions against Russia, as well as countermeasures by the Russian government, continue to increase complexity of operations and create conflict of law situations. Against the challenging sanctions backdrop, banks have been implicated in economic disputes of and with counterparties which could result in costs or losses which would not occur in the normal course of business. While an immediate adverse impact to assets in Russia was averted, the recent Russian court orders against various western banks pose downside risk.
Also, tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, financial and investment flows, Hong Kong, Taiwan, human rights, tariffs and cybersecurity. Amidst the inauguration of Taiwan’s newly elected president last year, China conducted large-scale military exercises around Taiwan, thereby continuing to apply pressure on the island while also aggressively staking out its territorial claims in the South China Sea. While the bank does not consider a China/Taiwan military conflict as its base case in the near-term, potential downside impacts from an escalation are significant and could substantially and adversely affect Deutsche Bank’s results of operations and financial targets. Geopolitical tensions could drive further economic polarization and fragmentation of global trade with the possible emergence of distinct China vs. U.S.-led supporters. Overall, potential downside impacts could adversely affect Deutsche Bank’s planned results of operations and financial targets.
In many democratic countries, domestic political challenges have arisen from growing political polarization, rising social discontent and higher inflation. These challenges, including recent German elections, may impede political decision-making processes, forestall necessary structural reforms and lead to negative economic outcomes which could directly or indirectly impact the bank’s risk profile and financial results.
Risks Relating to Deutsche Bank’s Strategy and Business
If Deutsche Bank is unable to meet its 2025 financial targets or incurs future losses or low profitability, Deutsche Bank’s financial condition, results of operations and share price may be materially and adversely affected, and the bank may be unable to make contemplated distributions or share buybacks.
Deutsche Bank’s Global Hausbank strategy includes financial targets and objectives for the Group until the end of 2025. While the Group continuously plans for and adapts to changing situations, the bank runs the risk that a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, inflation or unforeseen costs could lead to the bank missing its 2025 financial targets and capital objectives. As such, Deutsche Bank may incur unexpected losses including further impairments and provisions, incur unforeseen costs, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base and broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This also includes the risk that Deutsche Bank will not be able to make desired cash distributions and share buybacks, all of which are subject to regulatory approval, shareholder authorization and German corporate law requirements. Where such targets reflect commitments to or requirements of regulators, missing them may also trigger action from such regulators or rating agencies. In these situations, the Group would need to take actions to ensure it meets its minimum capital or liquidity objectives. These actions or measures may result in adverse effects on Deutsche Bank’s business, results of operations, strategic plans or meeting its 2025 financial targets and capital objectives.
In 2024, employee turnover rates exceeded prior year’s level, mainly driven by the regions Asia Pacific, Middle East & Africa and by the Americas. In general, the development of turnover rates could impact the bank’s operations and cost structures. Inflation and growing full-time equivalent employee costs are additional risks over and above employee turnover rates.
Deutsche Bank has the objective to preserve a CET 1 ratio of no less than 200 basis points above the bank’s maximum distributable amount (MDA) threshold with some variability possible in 2025. The Group’s capital ratio development reflects among other things: the operating performance of the bank’s operating businesses; the extent of its restructuring costs and the delivery of associated benefits from change initiatives including for example front-to-back optimization programs; costs related to potential litigation and regulatory enforcement actions; growth in the balance sheet usage of the operating businesses; changes in the bank’s tax and pensions accounts; impacts on other comprehensive income; and changes in regulation and regulatory technical standards.
15
Deutsche Bank
Annual Report 2024 on Form 20-F

The Group enters into contracts and letters of intent in connection with its ongoing evolution as well as in the ordinary course of business. When these are preliminary in nature or conditional, the Group is exposed to the risk that they do not result in execution of the final agreement or consummation of the proposed arrangement, putting associated benefits with such agreements at risk.
The financial results of the bank could be adversely impacted if anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships, planned cost savings and other investments do not materialize. Potential business disposals could also result in additional costs to be incurred by the bank. At the same time, any integration process or business disposal will require significant time and resources, and the bank may not be able to manage the process successfully.
All of the above could have a material impact on the Group’s CET 1 ratio as well as other target ratios. It is therefore possible that the bank will fall below e.g., the CET 1 ratio objective of no less than 200 basis points above the bank’s MDA threshold, not meet the cost/income ratio target, or the Post-tax Return on Average Tangible Equity target, as highlighted in the section “Item 4: Business Strategy” in this report.
In addition to other risks described in the Risk Factors, the following could negatively impact the bank’s strategic goals and ability to achieve its financial targets and capital objectives for 2025:
– The base case scenario for Deutsche Bank’s financial and capital plan includes revenue growth estimates which are dependent on macroeconomic developments. Stagnation or a downturn in the macroeconomic environment could significantly impact the bank’s ability to generate the revenue growth necessary to achieve these strategic financial and capital targets. This base case scenario also includes assumptions regarding the bank’s ability to reduce costs in future periods
– In addition, the bank’s base case scenario is based on current market implied forward interest rate curves. If interest rates do not evolve as expected, the bank’s revenues may not develop as the bank anticipates
– Deutsche Bank’s objectives are also based on assumptions regarding inflation levels. If inflation does not develop as the bank expects, the bank’s businesses may be adversely impacted, and the bank may not meet its cost target
– Fluctuations in foreign exchange rates could adversely impact the bank’s financial results, ratios and the bank’s ability to achieve its strategic targets or capital objectives
– Reputational risk or negative market perceptions of Deutsche Bank could impact client levels, deposits or asset outflows and adversely affect the bank’s results and ability to meet its 2025 financial targets
Adverse market conditions, asset price deteriorations, volatility and cautious investor sentiment have affected and may in the future materially and adversely affect Deutsche Bank’s revenues and profits, particularly in investment banking, brokerage and other commission- and fee-based businesses.
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
Specifically, revenues in the Investment Bank, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which the bank participates and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values. In addition, periods of market decline and uncertainty tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. In the past, decreased client appetite for risk has led to lower levels of activity and lower levels of profitability within Origination & Advisory. Deutsche Bank’s revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions. There is also a risk if the Investment Bank is unable to attain its expected market share, the bank may be unable to meet its financial targets.
16
Deutsche Bank
Annual Report 2024 on Form 20-F

Market downturns have also led and may in the future lead to declines in the volume of transactions that the bank executes for its clients and result in a decline in noninterest income. In addition, because the fees that the bank charges for managing clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of clients’ portfolios, or increases withdrawals, reduces the revenues the bank receives from Asset Management and Private Bank businesses. Even in the absence of a market downturn, below market or negative performance by Asset Management’s investment funds may result in increased withdrawals and reduced inflows, which would impact Deutsche Bank’s revenues. While clients would be responsible for losses incurred in taking positions on their accounts, the bank may be exposed to additional credit risk and need to cover the losses if the bank does not hold adequate collateral or cannot realize the expected value of the collateral. Deutsche Bank’s businesses may also suffer if clients lose money and lose confidence in Deutsche Bank’s products and services.
In addition, the revenues and profits Deutsche Bank earns from trading and investment positions and transactions in connection with them can be directly and negatively impacted by market prices. When Deutsche Bank owns assets, market price declines can expose the bank to losses. Many of the Investment Bank’s more sophisticated transactions are influenced by price movements and differences among prices. If prices move in a way not anticipated, the bank may experience losses. In addition, Deutsche Bank has committed capital and takes market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility. Such losses may especially occur on assets the bank holds which do not trade in very liquid markets. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks without publicly quoted prices, may have values that the bank calculates using models. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses the bank does not anticipate. Deutsche Bank can also be adversely affected if general perceptions of risk cause uncertain investors to remain on the sidelines of the market, curtailing clients’ activity and in turn reducing the levels of activity in those businesses’ dependent on transaction flow.
Deutsche Bank’s liquidity, business activities and profitability may be adversely affected by an inability to access the debt capital markets or to sell assets during periods of market-wide or firm-specific liquidity constraints.
Deutsche Bank has a continuous demand for liquidity to fund its business activities and the bank’s liquidity may be impaired if the bank is unable to access secured and/or unsecured debt markets, access funds from subsidiaries, allocate liquidity optimally across businesses, sell assets, or experiences unforeseen outflows of cash or deposits. These situations may arise due to disruptions in the financial markets, including limited liquidity, defaults by counterparties, non-performance or other adverse developments that affect financial institutions. Such adverse developments may include the reluctance of counterparties or the market to finance Deutsche Bank’s operations due to perceptions about potential outflows (including deposit outflows) resulting from litigation, regulatory or similar matters. These items may be actual or perceived weaknesses in the bank’s businesses, business model or strategy, as well as in Deutsche Bank’s resilience to counter negative economic and market conditions. If such situations occur, internal estimates of the bank’s available liquidity over the duration of a stressed scenario could be negatively impacted.
In addition, these perceptions could affect the prices at which Deutsche Bank could access the capital markets to obtain the necessary funding to support its business activities. Another impact could be the expectation among some market participants that callable securities, typically Tier 2 and Additional Tier 1, but also senior debt, will be called at the first available call date. In the event the bank decides not to exercise the call, there may be a negative impact on Deutsche Bank’s funding curve due to a combination of investor dissatisfaction and potential signaling of financial difficulties. The magnitude of the impact on funding spreads is dependent on a series of factors including, amongst others, the reset spread and coupon of the security as compared to current market conditions. Such events could result in an inability to refinance assets on balance sheet, business activities in their respective currencies, or maintain appropriate levels of capital. As a result, the bank may be forced to liquidate assets it holds at depressed prices or on unfavorable terms, and to curtail businesses, such as lending activities. This could have an adverse effect on Deutsche Bank’s business, financial condition and results of operations.
Liquidity risk could also arise from lower value and marketability of Deutsche Bank’s High Quality Liquid Assets (HQLA), impacting the amount of proceeds available for covering cash outflows during a stress event. Additional haircuts may be incurred on top of already impaired asset values. Moreover, securities might lose their eligibility as collateral necessary for accessing central bank facilities, as well as their value in the repo/wholesale funding market.
17
Deutsche Bank
Annual Report 2024 on Form 20-F

Additional liquidity risks, due to negative developments in the wider financial sector, may also occur from withdrawal of deposits not insured by deposit guarantee schemes or result in deposits moving into other investment products. In times of economic uncertainty or market stress, digital banking allows depositors to swiftly move funds digitally to other market participants, leading to a faster and larger scale of deposit outflows. This risk may be exacerbated by the rollout of the Instant Payments Regulation which could lead to accelerated outflows outside of normal business hours in addition to increased needs for intraday liquidity. In addition, higher interest rates could foster price competition among banks for retail deposits increasing Deutsche Bank’s funding costs, as well as putting further pressure on the volume of Deutsche Bank’s retail deposits, which are one of the main funding sources for the bank.
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
Deutsche Bank seeks to sell or otherwise reduce its exposure to assets as part of its strategy and to meet or exceed capital and leverage requirements, as well as to help the bank meet its return on tangible equity targets. Where the bank sells businesses, it may remain exposed to certain losses or risks under the terms of the sale contracts, and the process of separating and selling such companies or businesses may give rise to operating risks or other losses. Unfavorable business or market conditions may make it difficult for the bank to sell companies, businesses or assets at favorable prices, or may preclude a sale altogether.
18
Deutsche Bank
Annual Report 2024 on Form 20-F

Deutsche Bank may have difficulty in identifying, integrating, and executing business combinations or other types of investments which could impact the bank’s financial performance. In addition, avoiding business combinations could also materially harm the bank’s results of operations and share price.
Deutsche Bank considers business combinations and other types of investments from time to time. If the bank were to announce or complete a significant business combination, its share price or the share price of the combined entity could decline significantly if investors viewed the transaction as too costly, dilutive to existing shareholders or unlikely to improve the bank’s competitive position. Also, the need to revalue certain classes of assets at fair value in a business combination may make transactions infeasible. If Deutsche Bank decided to acquire an entity or other types of investments (e.g., equity method investments), it is generally not feasible to complete all aspects of a review for any business prior to completion of the business combination. As a result, the business combination, or other types of investments, may not perform as well as expected or the bank may fail to integrate the combined entity’s operations successfully. Failure to complete announced business combinations or failure to achieve the expected benefits of any such combination or investments could materially and adversely affect profitability. Such failures could also affect investors’ perception of the business prospects and management of the bank, and cause the share price to fall. It could also lead to departures of key employees or lead to increased costs and reduced profitability if the bank offered key employees financial incentives to remain.
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
Deutsche Bank operates in highly competitive markets in all business divisions. If the bank is unable to respond to the competitive environment with attractive product and service offerings that are profitable, the bank may lose market share or incur losses. In addition, downturns in the economies of these markets could add to the competitive pressure, for example, through increased price pressure and lower business volumes. Also, the bank’s competitiveness may be impaired if it is not able to deploy capital and fund investments to grow revenues. The Group continuously monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include large, international banks, smaller domestic banks as well as emerging and non-banking competitors. If significant competitors were to merge or be acquired, this could have an adverse impact on Deutsche Bank’s business model and opportunities to grow non-organically in the future.
19
Deutsche Bank
Annual Report 2024 on Form 20-F

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
As a core element of the reform of the regulatory framework, the Basel Committee developed and continues to refine a comprehensive set of rules regarding minimum capital adequacy and liquidity standards as well as other rules (known as “Basel III”) which apply to Deutsche Bank (as described further in “Item 4: Regulation and Supervision” of this report under “Highlights”). In June 2024, the EU prudential rules (Capital Requirements Regulation and Directive – CRR3 and CRD 6) were published in the EU Official Journal. The reform implements the Basel Committee’s Final Basel III reforms. These reforms change how EU banks will calculate their risk weighted assets. The biggest part of the reforms apply as of January 2025, with the exception of the rules on market risk (implementing the fundamental review of the trading book – FRTB), which has been delayed by the European Commission, via a Delegated Act, until January 2026. The output floor, which limits the internal-model RWA to ultimately 72.5% of the standardized approach RWA, will apply fully in January 2030. Final Basel III will increase the bank’s RWA and associated capital requirements. The reform is also being implemented, with different timelines, in all major jurisdictions. At the start of 2024, the European Banking Authority (EBA) consulted on amendments to its regulatory technical standards (RTS) on prudent valuation. This standard sets out the requirements that institutions operating in the EU should apply for the valuation of their fair-valued assets and liabilities for prudential purposes. The EBA is working through the comments received, and depending on their final view, this may lead to an increase in Deutsche Bank’s CET 1 requirements. The EBA also consulted on change to their RTS on off-balance sheet items. This approach is also looking into the treatment of chargeback payments. Similar to the prudent valuation RTS, the EBA is working through the comments, and the bank expects a final RTS to be published in third quarter 2025. This will provide further steer on the prudential treatment of chargeback risk.
Furthermore, Deutsche Bank’s prudential regulators, including the European Central Bank (the “ECB”) under the EU’s Single Supervisory Mechanism (the “SSM”), conduct stress tests and regular reviews of asset quality and risk management processes in accordance with the supervisory review and evaluation process (the “SREP”). Prudential regulators have discretion to impose capital surcharges on financial institutions for risks which they deem to not be sufficiently covered by the general capital rules (Pillar 1) or impose other measures, such as restrictions on or changes to the business. In this context, the ECB has imposed, individual capital requirements on Deutsche Bank resulting from the SREP (referred to as “Pillar 2 requirements”) which it must meet with at least 75% of Tier 1 capital and at least 56.25% of CET 1 capital. Pillar 2 requirements must be fulfilled in addition to the statutory minimum capital and buffer requirements and any non-compliance may have immediate legal consequences such as restrictions on dividend payments.
Following the 2024 SREP, Deutsche Bank has been informed by the ECB of its decision regarding prudential capital requirements to be maintained from January 1, 2025 onwards, that Deutsche Bank’s Pillar 2 requirement will be 2.9% of RWA, of which at least 1.63% must be covered by CET 1 capital and 2.18% by Tier 1 capital. Further, the decision includes conclusions the ECB draws from regulatory stress tests conducted by the EBA or the ECB. The results of the EBA EU wide stress test launched on January 20, 2025 will be published at the beginning of August 2025. The ECB evaluates each bank’s performance from a qualitative angle to inform the decision on the level of Pillar 2 Requirement and a quantitative outcome which is one aspect when assessing the level of Pillar 2 Guidance. The ECB has already used these powers in its SREP decisions in the past and it may continue to do so to address findings from onsite inspections. In extreme cases, the ECB can even suspend certain activities or permission to operate within their jurisdictions and impose monetary fines for failures to comply with rules applicable to the guidelines.
Regulatory authorities have substantial discretion in how to regulate banks, and this discretion and the powers available to them have been steadily increasing over the years. Also, new regulation may be imposed on an ad-hoc basis by governments and regulators in response to ongoing or future crises (such as global pandemics or climate change), which may especially affect financial institutions such as Deutsche Bank that are deemed to be systemically important.
The ECB conducted its first-ever cyber resilience stress test in 2024 which, according to the ECB, revealed certain areas where banks in the European Union needed to make improvements, including business continuity frameworks, incident response planning, back-up security and management of third-party providers. Deficiencies in operational resilience frameworks as regards IT security and cyber risks have thus become part of the ECB’s 2025-2027 supervisory priorities.
20
Deutsche Bank
Annual Report 2024 on Form 20-F

If Deutsche Bank fails to comply with regulatory requirements, in particular with statutory minimum capital requirements or Pillar 2 requirements, or if there are shortcomings in Deutsche Bank’s governance and risk management processes, competent regulators may prohibit the bank from making dividend payments to shareholders or distributions to holders of other regulatory capital instruments or require the Bank to take action which may impact its strategy, profitability, capital and liquidity profile. This could occur, for example, if the bank fails to make sufficient profits due to declining revenues, or as a result of substantial outflows due to litigation, regulatory and similar matters. Failure to comply with the quantitative and qualitative regulatory requirements could result in other forms of regulatory enforcement action being brought against Deutsche Bank, which may result in sanctions including fines. Such enforcement action could have a material adverse effect on Deutsche Bank’s current and future business, financial condition and results of operations, including Deutsche Bank’s ability to pay out dividends to shareholders or distributions on other regulatory capital instruments.
Both the regulatory and legislative environment are expected to be dynamic and can impact Deutsche Bank’s revenue and costs (e.g., the cost to ensure ongoing and future compliance). Additionally, the prospect of regulatory conditions easing in certain non-European regions could present a competitive disadvantage to the bank.
Please refer to “Item 4: Regulation and Supervision” of this report for further details on current regulation and supervision requirements applicable to Deutsche Bank.
Deutsche Bank is required to maintain increased capital and bail-inable debt (debt that can be bailed-in in resolution) and abide by tightened liquidity requirements. These requirements may significantly affect the bank’s business model, financial condition and results of operations, as well as the competitive environment generally. Any perceptions in the market that the bank may be unable to meet its capital or liquidity requirements with an adequate buffer, or that the bank should maintain capital or liquidity in excess of these requirements, or any other failure to meet these requirements, could intensify the effect of these factors on the business model and results of the bank.
As described above and as described further in “Item 4: Regulation and Supervision” of this report under “Capital Adequacy Requirements” and “Liquidity Requirements”, Deutsche Bank is, among other things, subject to increased capital and tightened liquidity requirements under applicable law, including additional capital buffer requirements. Further revisions that came into effect in recent years, such as stricter rules on the measurement of risks, increased risk-weighted assets, and the corresponding capital demand for banks, as well as tightened liquidity requirements and the introduction of a binding leverage ratio (including the leverage ratio buffer) could affect the business model, financial conditions and results of operations of the bank. Furthermore, if Deutsche Bank fails to meet regulatory capital or liquidity requirements, the bank may become subject to enforcement actions. In addition, any requirement to maintain or increase liquidity could lead the bank to reduce activities that pursue revenue generation and profit growth.
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
21
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deutsche Bank is required to hold and calculate capital and to comply with rules on liquidity and risk management separately for its local operations in different jurisdictions. Federal Reserve Board rules set forth how the U.S. operations of certain foreign banking organizations (FBOs), such as Deutsche Bank, are required to be structured, as well as the enhanced prudential standards that apply to their U.S. operations. Under these rules, a large FBO with U.S.$ 50 billion or more in U.S. non-branch assets, such as Deutsche Bank, is required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (an “IHC”) that would hold substantially all of the FBO’s ownership interests in its U.S. subsidiaries. With the Federal Reserve Board’s prior approval, Deutsche Bank designated two IHCs: DB USA Corporation and DWS USA Corporation. DWS USA Corporation is a subsidiary of DWS Group GmbH & Co. KGaA, which is approximately 80% owned by Deutsche Bank and holds the bank’s Asset Management division and subsidiaries. Each IHC is subject, on a consolidated basis, to the risk-based and leverage capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to large U.S. banking organizations. The two IHCs are also subject to supplementary leverage ratio requirements, as well as requirements on the maintenance of TLAC and long-term debt. They, and Deutsche Bank’s principal U.S. bank subsidiary, Deutsche Bank Trust Company Americas, are also subject to liquidity coverage ratio and net stable funding ratio requirements. The Federal Reserve Board has the authority to examine an IHC, such as DB USA Corporation and DWS USA Corporation, and its subsidiaries, as well as U.S. branches and agencies of FBOs, such as Deutsche Bank’s New York branch.
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
Deutsche Bank’s next full resolution plan submission is due on October 1, 2025. If the agencies were to jointly deem Deutsche Bank’s U.S. Resolution Plan not credible and Deutsche Bank failed to remediate any deficiencies in the required timeframe, these agencies could impose restrictions on Deutsche Bank or require the restructuring or reorganization of businesses, legal entities, operational systems and/or intra-company transactions which could negatively impact the bank’s operations and/or strategy. Additionally, the agencies could also subject Deutsche Bank to more stringent capital, leverage or liquidity requirements, or require Deutsche Bank to divest certain assets or operations.
DB USA Corporation and DWS USA Corporation are each subject, on an annual basis, to the Federal Reserve Board’s supervisory stress testing and capital plan requirements. DB USA Corporation and DWS USA Corporation are also subject to the Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR), which is an annual supervisory exercise that assesses the capital positions and planning practices of large bank holding companies and IHCs. Following amendments in 2020, the CCAR process combines the CCAR quantitative assessment and the buffer requirements in the Federal Reserve Board’s capital rules to create an integrated capital buffer requirement. The amendments eliminated the quantitative and qualitative ‘pass/fail’ assessments from the CCAR and modified the static capital conservation buffer to incorporate an institution-specific stress capital buffer (“SCB”). The SCBs for DB USA Corporation and DWS USA Corporation based on the 2024 supervisory stress test results are 13.9% and 5.6%, respectively. These SCBs became effective October 1, 2024 and will remain in effect until September 30, 2025, at which point the size of the SCB for each of Deutsche Bank’s IHCs will be recalibrated based on the results of the 2025 stress tests, which are expected to be released in June 2025. Increases in the SCB may require the bank to increase capital or restructure businesses in ways that may negatively impact the bank’s operations and strategy.
22
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In addition, German law places limits on the extent to which annual profits and otherwise-distributable reserves, as calculated on an unconsolidated basis, may be distributed to shareholders or the holders of other regulatory capital instruments, such as Additional Tier 1 capital instruments. The bank’s management also has, subject to applicable law, broad discretion under the applicable accounting principles to influence amounts relevant for calculating funds available for distribution. Such decisions may impact the ability to make dividend or other payments under the terms of the bank’s regulatory capital instruments.
23
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Beyond capital requirements and the other requirements discussed above, Deutsche Bank is affected, or expects to be affected, by various additional regulatory reforms, including, among other things, regulations governing its derivatives activities, compensation, bank levies, deposit protection and data protection.
Under the EU Regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories, referred to as European Market Infrastructure Regulation (EMIR) banks and other covered institutions must abide by certain requirements, including clearing obligations for certain classes of OTC derivatives and various reporting and disclosure obligations. Following a targeted review of EMIR which concluded in January 2023, certain changes to such EMIR requirements were adopted in November 2024 and the revised EMIR (“EMIR 3.0”) published in the Official Journal in December 2024, including the introduction of requirements for counterparties subject to clearing obligations to maintain active accounts at EU central counterparties and clear a representative portion of certain systemic derivative contracts within the EU. The implementation of EMIR 3.0 requirements may negatively impact Deutsche Bank’s profit margins.
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
Bank levies are provided for in the EU member states participating in the SRM, including, among others, Germany, and also other countries, such as the United Kingdom. Deutsche Bank paid € 172 million for bank levies in 2024, € 528 million for bank levies in 2023 and € 762 million in 2022, reflecting ex-ante contributions to the Single Resolution Funds (“SRF”). The target level of the SRF of 1% of insured deposits of all banks in member states participating in the SRM was reached at the end of 2023 and no contributions to the SRF were required in 2024. Similarly, the bank does not anticipate making contributions to the Single Resolution Fund in 2025. However, the bank acknowledges the inherent risk of this assumption and will closely monitor developments that may impact its financial obligations to the SRF. In addition, German banks must make contributions to the statutory deposit guarantee and investor compensation schemes under the recast European Union directive on deposit guarantee schemes (DGS Directive) and the European Union directive on investor compensation schemes.
24
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In addition, Deutsche Bank may be impacted by future decisions made by the Court of Justice of the EU in regard to the terms and conditions related to irrevocable payment commitments to the Single Resolution Fund. If a ruling by the court is deemed to have a negative impact on the current accounting treatment of such irrevocable payment commitments, this could result in an accounting loss and have a material adverse effect on the bank’s results of operations. For additional details see Note 28 – “Credit-related commitments and contingent liabilities” in the consolidated financial statements.
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
More generally, there continues to be scrutiny from both EU and non-EU authorities over financial services firms’ compliance with anti-money laundering (AML) and counter-terrorism financing rules, which has led to a number of regulatory proceedings, criminal prosecutions and other enforcement action against firms in various jurisdictions.
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
25
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Against this backdrop, regulators, the Management Board and the Group Audit function have increasingly and more intensively focused on internal controls and infrastructure through numerous formal reviews and audits of the bank’s operations. These reviews and audits have identified various areas for improvement relating to a number of elements of the bank’s control environment and infrastructure. These include the infrastructure relating to transaction capturing and recognition, classification of assets, asset valuation frameworks, models, data and process consistency, information technology, security and governance, software license management, payment services, risk identification, measurement and management and other processes required by laws, regulations, and supervisory expectations. They also include regulatory reporting, AML, transaction monitoring, “know-your-customer” (KYC), sanctions and embargoes, market conduct and other internal processes that are aimed at preventing use of the bank’s products and services for the purpose of committing or concealing financial crime.
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
In order to improve in the areas discussed above, the bank has been undertaking several major initiatives to enhance the efficacy of the transaction processing environment, strengthen its controls and infrastructure, manage non-financial risks and enhance the skill set of personnel. Deutsche Bank believes that these initiatives will better enable it to avoid the circumstances that have resulted in many of the litigations and regulatory and enforcement investigations and proceedings to which the bank has been subject; and will improve its ability to comply with laws and regulations and meet supervisory expectations. In particular, the bank has been making efforts to reduce the complexity of the bank’s business and to integrate and automate processes and business and second-line controls. The bank has also exited certain businesses and high-risk countries, selectively off-boarded a number of clients and worked to strengthen its compliance culture and control functions. However, the bank may be unable to complete these initiatives as quickly as it intends or regulators demand, and its efforts may be insufficient to remediate existing deficiencies and prevent future deficiencies or to result in fewer litigations or regulatory and enforcement investigations, proceedings and criticism in the future. The bank may also, when faced with the considerable expense of these initiatives, fail to provide sufficient resources for them quickly enough or at all or underestimate the extent of resource requirements. Additionally, during the course of implementing these initiatives, alongside other initiatives aimed at business growth, there will be heightened transformation risk that could lead to further downsides if it is not managed and governed effectively.
26
Deutsche Bank
Annual Report 2024 on Form 20-F

The bank’s remediation efforts and progress on achieving significant and durable improvements in the areas discussed above may result in regulatory action if regulators deem progress to be insufficient or too slow. If the bank is unable to improve its infrastructure and control environment in a timely manner, the bank may be subject to fines or penalties, as well as to regulatory intervention in aspects of its businesses. For example, the bank might feel pressure or be required by regulators to reduce its exposure to or terminate certain kinds of products or businesses, counterparties or regions, which could, depending on the extent of such requirement, significantly challenge its ability to operate profitably under the current business model.
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
The BaFin has ordered the bank to improve its control and compliance infrastructure relating to anti-money laundering and know-your-client processes. Deutsche Bank’s results of operations, financial condition and reputation could be materially and adversely affected if the bank is unable to significantly improve its infrastructure and control environment by the set deadlines.
In September 2018, BaFin ordered Deutsche Bank to implement internal safeguards and comply with general due diligence obligations to prevent money laundering and terrorist financing. In February 2019, BaFin extended the order with regards to the review of its group-wide risk management processes in correspondent banking and adjust them as necessary. In April 2021, BaFin further expanded its order, requiring additional internal safeguards and sustainable compliance with due diligence obligations, including those for correspondent relationships. The April 2021 order was subsequently extended to include enhancements to the Bank’s transaction monitoring systems.
In 2023, the BaFin issued an additional order instructing Deutsche Bank to implement specific improvements to data processing systems for transaction monitoring and warned of potential financial penalties in case of non-fulfillment.
To monitor the implementation of the ordered measures, BaFin appointed a Special Representative in 2018, whose mandate was prolonged following each order extension to ensure continued monitoring and progress assessment. This mandate concluded on October 30, 2024. The bank continues to fully cooperate with the BaFin and remains committed to investing the necessary resources to implement the remaining measures within the deadlines.
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
Risks Relating to Technology, Data and Innovation
Digital Innovation may offer market entry opportunities for new competitors such as cross-industry entrants, global tech companies and financial technology companies. Therefore, the bank expects its businesses to have an increased need for investments in digital products and process resources to remain competitive and protect the bank from security threats. If the above investments are not made, there is a risk Deutsche Bank could lose market share, which could have a material adverse effect on its financial results.
Through Deutsche Bank’s strategic partnership with Google, the Bank is migrating applications to the Public Cloud with the goal of improving IT flexibility and resiliency. Technology transformation requires robust governance, planning and funding and remains an area of significant regulatory interest. Additionally, the bank must ensure to adopt applicable standards of data privacy and security to protect client and bank information. Failure to do so can compromise client trust, lead to financial losses and result in regulatory penalties, litigation and compensation obligations.
27
Deutsche Bank
Annual Report 2024 on Form 20-F

The bank continually assesses and monitors emerging threats relating to the bank’s operations and information. This comprises identification of and response to incidents along the bank’s supply chain, including third- and fourth-party vendors. Security breaches impacting the bank’s supply chain may not only affect the bank but also may have severe cross-industry consequences. Additionally, Deutsche Bank actively tracks threats which have the potential to exploit security vulnerabilities, and activities by nation-state actors along with trends and developments, such as cyber risks related to artificial intelligence technologies and potential threats that quantum computing poses to encryption. The bank also continues to closely observe common attack scenarios, including ransomware, denial of service, and supply chain attacks. For further details and more information, please refer to the Information Security chapter within the Risk Report.
Deutsche Bank is continuously improving its data management strategy focusing on core processes and data sets like transactional, client, and reference data. This includes developing and implementing enterprise architecture principles across its core technology infrastructure. This is central to Deutsche Bank’s wider technology and data strategy, which aims to enable business growth and efficiencies, while also enhancing the control environment. Regulators are actively involved in monitoring the bank's progress in this area.
Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives. These initiatives aim to reduce IT and business costs, improve controls, and drive revenue growth by offering new client features or targeting client growth. However, there are risks in executing these programs, such as, talent and financial constraints, dependencies on other programs and key deliverables, extended implementation timelines or adverse change related impacts activity on the control environment and functionality issues within upgraded applications or their underlying technologies.
Deutsche Bank maintains insurance for cyber events. There can be no assurance that such coverage will be adequate to cover all losses or liabilities arising from a cyber event.
Risks relating to artificial intelligence could potentially impact or amplify existing risks Deutsche Bank’s faces in its operations.
Artificial intelligence (AI) has the potential to amplify existing risk factors across various domains, including technical, security, societal, economic, ethical, regulatory, environmental, and privacy-related risks. These AI related risks could significantly impact the bank’s stakeholders and society at large. If not properly addressed and mitigated, they may lead to a deterioration of Deutsche Bank’s business results through potential legal liabilities, reputational damage, and loss of customer trust.
The failure to leverage AI or adopting an overly conservative approach, coupled with stringent or inconsistent regulations across jurisdictions, poses risks of missed opportunities. Additionally, AI technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, which may be overbroad, insufficient, or contain biased information. These technologies may also lack transparency of the sources of data used to train or develop them or how inputs are converted to outputs, and the bank cannot fully validate this process and its accuracy. There is also the risk of implementing an AI model that leads to incorrect results. These risks could hinder the bank’s ability to innovate, compete, and grow in an increasingly AI driven market. Consequently, this may result in a weakened market position, reduced operational efficiency, the inability to meet evolving customer expectations and negatively impact Deutsche Bank’s cost base and financial results.
Risks Relating to Litigation, Regulatory Enforcement Matters, Investigations and Tax Examinations
Deutsche Bank operates in a highly and increasingly regulated and litigious environment, potentially exposing the bank to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm.
The financial services industry is among the most highly regulated industries. The bank’s operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which it operates. In recent years, regulation and supervision in a number of areas has increased, and regulators, law enforcement authorities, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations or enforcement actions which are often followed by civil litigation. There has been a steep escalation in the severity of the terms which regulatory and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with settlements in recent years including unprecedented monetary penalties as well as criminal sanctions. As a result, it may continue to be subject to increasing levels of liability and regulatory sanctions and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions. Regulatory sanctions may include status changes to local licenses or orders to discontinue certain business practices.
28
Deutsche Bank
Annual Report 2024 on Form 20-F

The bank and its subsidiaries are involved in various litigation proceedings, including civil class action lawsuits, arbitration proceedings and other disputes with third parties, as well as regulatory proceedings and investigations by both civil and criminal authorities in jurisdictions around the world. While Deutsche Bank has made significant progress resolving litigation and regulatory enforcement matters, remaining unresolved or new litigation, enforcement or similar matters pending against the bank could result in significant costs against the bank in the near to medium term and could adversely affect its business, financial condition and results of operations, if these matters develop in an adverse manner. Litigation and regulatory matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The bank may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. The bank may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the bank believes it has valid defenses to liability. The bank may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, it may, for similar reasons, reimburse counterparties for their losses even in situations where the bank does not believe it is compelled to do so. The financial impact of legal risks might be considerable but may be difficult or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made or contingent liabilities assessed for such risks.
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
In addition, the financial impact of legal risks arising out of matters similar to some of those the bank faces have been very large for a number of participants in the financial services industry, with fines and settlement payments greatly exceeding what market participants may have expected and, as noted above, escalating steeply in recent years to unprecedented levels. The experience of others, including settlement terms, in similar cases is among the factors the bank takes into consideration in determining the level of provisions the bank maintains in respect of these legal risks. Developments in cases involving other financial institutions in recent years have led to greater uncertainty as to the predictability of outcomes and could lead the bank to add provisions. Moreover, if these matters are resolved on terms that are more adverse to the bank than expected, in terms of the costs or necessary changes to the bank’s businesses, or if related negative perceptions concerning its business and prospects and related business impacts increase, Deutsche Bank may not be able to achieve its strategic objectives or may be required to change them. In addition, the costs of the bank’s investigations and defenses relating to these matters are themselves substantial. Further uncertainty may arise as a result of a lack of coordination among regulators from different jurisdictions or among regulators with varying competencies in a single jurisdiction, which may make it difficult for the bank to reach concurrent settlements with each regulator. Should the bank be subject to financial impacts arising out of litigation and regulatory matters to which the bank is subject in excess of those it has calculated in accordance with its expectations and the relevant accounting rules, provisions in respect of such risks may prove to be materially insufficient to cover these impacts. This could have a material adverse effect on the bank’s results of operations, financial condition or reputation as well as on the bank’s ability to maintain capital, leverage and liquidity ratios at levels expected by market participants and regulators. In such an event, the bank could find it necessary to reduce its risk-weighted assets (including on terms disadvantageous to the bank) or substantially cut costs to improve these ratios, in an amount corresponding to the adverse effects of the provisioning shortfall.
29
Deutsche Bank
Annual Report 2024 on Form 20-F

Deutsche Bank is currently involved in civil proceedings in connection with its voluntary takeover offer for the acquisition of all shares of Postbank. The extent of the bank’s financial exposure to this matter could be material, and the bank’s reputation may be harmed.
In 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG ("Postbank"). Deutsche Bank offered Postbank shareholders a consideration of € 25 for each Postbank share. This offer was accepted for a total of approximately 48.2 million Postbank shares.
A significant number of former shareholders of Postbank who had accepted the takeover offer brought claims against Deutsche Bank alleging that Deutsche Bank had been obliged to make a mandatory takeover offer at the latest, in 2009. The plaintiffs allege that the consideration offered for the shares in Postbank needed to be raised to € 57.25 or even € 64.25 per share.
Deutsche Bank recognized a provision of € 1.3 billion in the second quarter of 2024 to provide for the amount of all pending claims and cumulative interest.
On October 23, 2024, the Higher Regional Court of Cologne handed down its judgment in the remaining lead case and fully granted the plaintiffs' claims. The court did not grant a further leave to appeal to the Federal Court of Justice (BGH). On November 19, 2024, Deutsche Bank filed a complaint against the denial of leave to appeal with the BGH.
The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation of € 35.05 paid in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation of € 25.18 offered and annual compensation of € 1.66 paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012. The compensation of € 25.18 in connection with the domination and profit and loss transfer agreement was accepted for approximately 0.5 million Postbank shares. The compensation of € 35.05 paid in connection with the squeeze-out in 2015 was relevant for approximately 7 million Postbank shares.
The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly gave up this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement and concluded that whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation. It is likely that the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out.
In October 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement according to which the annual compensation pursuant to Sec. 304 German Stock Corporation Act shall be increased by € 0.12 to € 1.78 per Postbank share and the compensation pursuant to Sec. 305 of the German Stock Corporation Act shall be increased from € 25.18 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately 0.5 million former Postbank shares whereas the increase of the annual compensation is of relevance for approximately 7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision which remains outstanding.
The extent of the bank’s financial exposure to these matters, including beyond provisions the bank has taken, could be material and the bank’s reputation may be harmed.
30
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deutsche Bank Group is subject to ongoing criminal investigations by the Public Prosecutor in Cologne ( Staatsanwaltschaft Köln , “CPP”) and civil law claims in relation to cum-ex. In addition, current and former Deutsche Bank employees and seven former Management Board members are under criminal investigation by the CPP, as are unnamed personnel of former Deutsche Postbank AG. Ongoing media attention surrounding the cum-ex topic as well as any future criminal judgement that is unfavorable to the bank or its former employees and Management Board members could create reputational risks. The imposition of fines and the disgorgement of profits or criminal confiscations could have a material adverse effect on the bank’s financial condition, results of operations and reputation.
The bank is further exposed to the assertion of potential tax and civil law recourse and compensation claims by German tax authorities and third parties.
The risks arising from the cum-ex topic are difficult to quantify and the likelihood of these risks materializing is hard to predict. In the event that Deutsche Bank is eventually liable under the civil law claims already asserted or under claims that will potentially be asserted by third parties in the future, this may materially and adversely affect the bank’s financial condition or results of operations. For additional details on the specific cases, see Note 27 – “Provisions” in the consolidated financial statements.
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
Deutsche Bank is under continuous examination by tax authorities in the jurisdictions in which it operates. Tax laws are becoming increasingly more complex. In the current political and regulatory environment, tax administrations' and courts' interpretation of tax laws and regulations and their application are evolving, and scrutiny by tax authorities has intensified. Wide ranging and continuous changes in the principles of international taxation emanating from the OECD's Base Erosion and Profit Shifting agenda are generating significant uncertainties for the bank and its subsidiaries and may result in an increase in instances of tax disputes or instances of double taxation, as member states may take different approaches in transposing these requirements into national law or may choose to implement unilateral measures. This includes, for example, the OECD global minimum taxation rules which are effective starting with tax year 2024. Tax administrations, including Germany, have also been focusing on the eligibility of taxpayers for reduced withholding taxes on dividends in connection with certain cross-border lending or derivative transactions. In addition, while administrative guidance has been issued, uncertainties remain in the application of the Base Erosion Anti-Abuse Tax provisions introduced by the U.S. tax reform in 2017 and of the corporate alternative minimum tax enacted by the U.S. Inflation Reduction Act of 2022. These developments have led to an increase in the number of tax periods that remain open and therefore subject to potential adjustment. As a result, the cost to the bank arising from the resolution of routine tax examinations, tax litigation and other forms of tax proceedings or tax disputes, as well as from rapidly changing and increasingly more complex and uncertain tax laws and principles, may increase and may adversely affect the bank’s business, financial condition and results of operation.
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
31
Deutsche Bank
Annual Report 2024 on Form 20-F

In July 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas and DWS USA Corporation entered into a consent order and written agreement with the Federal Reserve concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The 2023 consent order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior consent orders the bank entered into with the Federal Reserve in 2015 and 2017. The 2023 consent order further provides that the material failure to remediate the unsafe and unsound practices or violations described therein may require additional and escalated formal actions by the Federal Reserve against Deutsche Bank, including additional penalties or additional affirmative corrective actions. In the event the bank is unable to timely complete the sanctions and embargoes and AML control enhancement undertakings required by the Federal Reserve, the damages could be substantial and the impact on the bank’s results of operations, financial condition and reputation would be material.
Deutsche Bank’s subsidiary, Deutsche Bank Polska S.A., is subject to numerous demands for reimbursement in respect of mortgage loans agreements in foreign currency, based on allegations that they are unfair and invalid.
Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 864 million with over 6,645 civil claims having been commenced in Polish courts as of December 31, 2024. These cases are an industry wide issue in Poland and other banks are facing similar claims. The bank’s total portfolio provision for this matter, which includes both Swiss Franc and EUR mortgage cases, is € 895 million as of December 31, 2024. The outcome of this matter is uncertain and future changes to assumptions included in the model or resolutions of claims could result in a significant increase in the provision beyond the amount established.
Guilty pleas by or convictions of the bank or its affiliates in criminal proceedings, or regulatory or enforcement orders, settlements or agreements to which the bank or its affiliates become subject, may have consequences that have adverse effects on certain of the bank’s businesses.
Deutsche Bank and its affiliates have been and are subjects of criminal and regulatory enforcement proceedings. Guilty pleas or convictions against the bank or its affiliates, or regulatory or enforcement orders, settlements or agreements to which the bank or its affiliates become subject, could lead to the bank’s ineligibility to conduct certain business activities. In particular, such guilty pleas or convictions could cause its asset management affiliates to no longer qualify as “qualified professional asset managers” (QPAMs) under the QPAM Prohibited Transaction Exemption under the U.S. Employee Retirement Income Security Act of 1974 (ERISA), which exemption is relied on to provide asset management services to certain pension plans in connection with certain asset management strategies. While there are a number of statutory exemptions and numerous other administrative exemptions that the bank’s asset management affiliates may use to trade on behalf of ERISA plans, and in many instances they may do so in lieu of relying on the QPAM exemption, loss of QPAM status could cause customers who rely on such status (whether because they are legally required to do so or because the bank has agreed contractually with them to maintain such status) to cease to do business or refrain from doing business with the bank and could negatively impact its reputation more generally. For example, clients may mistakenly see the loss as a signal that the bank’s asset management affiliates are somehow no longer approved as asset managers generally by the U.S. Department of Labor (DOL), the agency responsible for ERISA, and cease to do business or refrain from doing business with the bank for that reason. This could have a material adverse effect on the bank’s results of operations, particularly those of its asset management business in the United States. The DOL has granted an individual exemption permitting certain of the bank’s affiliates to retain their QPAM status despite both the conviction of DB Group Services (UK) Limited and the conviction of Deutsche Securities Korea Co. (the latter conviction has been subsequently overturned). This exemption has been extended by the DOL until April 17, 2027, which is the end of the disqualification period. The extension would terminate if, among other things, Deutsche Bank or its affiliates were to be convicted of crimes in other matters.
32
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Instances of extreme weather events have increased in frequency and severity. Recent cases of severe flash flooding in Spain, hurricanes in North America and wildfires in California highlight the increasing trend of damaging climate events. Although impacts were contained, future extreme weather events could lead to higher credit loss provisions, property loss, rising insurance costs and operational resilience risks. Extreme weather events can also impact Deutsche Bank’s revenue generating capabilities and costs, while market declines and volatility could negatively impact the value of financial instruments, drive volatility in the bank’s valuation and timing differences and result in impairments of non-financial assets.
Financial institutions are facing increased scrutiny on climate and ESG-related issues from governments, regulators, shareholders and other bodies (including non-governmental organizations). Banks must navigate an increasingly complex and heterogeneous policy environment with U.S. led challenges to their collaborative efforts to reduce greenhouse gas emissions leading to accusations of unlawful practice and anti-trust violations with potential for restrictions on access to certain clients and potential litigation. In key focus is the Net Zero Banking Alliance which has seen the departure of U.S. peers in response to these concerns. In contrast, many organizations and individuals expect banks to support the transition to a lower carbon economy, to limit nature-related risks such as biodiversity and habitat loss, and to protect human rights. This increased scrutiny includes more extensive and prescriptive ESG disclosure requirements such as the Corporate Sustainability Reporting Directive (CSRD). The emergence of significantly diverging (and sometimes conflicting) ESG regulatory and / or disclosure standards across jurisdictions could lead to higher costs of compliance and risks of failing to meet requirements. Of note is the interconnectedness between transition, other environmental, and social risks where supporting the transition could lead to increased demand for transition minerals which are obtained via mining.
In the United States, state legislators and regulators are issuing potentially conflicting laws and certification requirements regarding ESG matters, reflecting a polarized political context within the U.S. California, for example, issued ESG disclosure laws, whereas Florida requires the bank to certify that it does not discriminate based on business activities of borrowers. This may result in the risk of loss of business or licenses if the bank cannot certify, while also requiring DB to analyze and balance positions.
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
Data, methodologies and industry standards for measuring and assessing climate and other environmental risks are still evolving or, in certain cases, are not yet available. This, combined with a lack of comprehensive and consistent climate and other environmental risk disclosures by its clients, means that the bank, in line with the wider industry, is heavily reliant on proxy estimates and/or proprietary approaches for risk assessment and modelling and for the bank’s climate and environmental risk management disclosures. The high degree of uncertainty that this creates increases the risk that third parties may assert that the bank’s sustainability-related disclosures constitute greenwashing. In addition to the reputational risks associated with such allegations, competent supervisory authorities and law enforcement agencies may commence investigations based on such allegations.
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
33
Deutsche Bank
Annual Report 2024 on Form 20-F

While Deutsche Bank remains committed to the targets outlined in its Sustainability Deep Dive, the bank may face headwinds in achieving its aim for € 500 billion in cumulative sustainable financing and investment volumes through the end of 2025. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank. In addition, scarcity of green and social assets may reduce Deutsche Bank’s ability to issue compliant funding. In addition, competition for the financing of green and social assets may reduce Deutsche Bank’s ability to issue funding that qualifies for inclusion. Additionally, an economy transitioning at a slower pace may result in significant deviations from the bank’s net zero-aligned emissions pathways toward its targets. This would come to reduce transition risk in the short to medium term but increase it significantly over the longer term. The bank continues to consider its net zero targets as one of the key climate risk management tools and recently extended its net zero target framework to include the Commercial Aviation sector.
Certain jurisdictions have begun to develop anti-ESG measures including requiring financial institutions that wish to do business with them to certify their non-adherence to aspects of the transition agenda. Failing to comply with these requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying may lead to reputational risks and potential lawsuits.
Other Risks
The bank’s risk management policies, procedures and methods leave the bank exposed to unidentified or unanticipated risks, which could lead to material losses.
Deutsche Bank has devoted significant resources to develop its risk management policies, procedures and methods, including with respect to market, credit, liquidity, operational as well as reputational and model risk. However, the bank may not be fully effective in mitigating its risk exposures in all economic or market environments or against all types of risk, including risks that the bank fails to identify or anticipate. Where the Group uses models to calculate risk-weighted assets for regulatory purposes, potential deficiencies may also lead regulators to impose a recalibration of input parameters or a complete review of the model.
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
In addition, the bank’s more qualitative approach to managing those risks not taken into account by the quantitative methods could also prove insufficient, exposing the bank to material unanticipated losses. Also, if existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with the bank. This could harm the bank’s reputation as well as its revenues and profits. See “Combined Management Report: Risk Report” in the Annual Report 2024 for a more detailed discussion of the policies, procedures and methods the bank uses to identify, monitor and manage its risks.
Deutsche Bank utilizes a variety of third parties in support of its business and operations. Services provided by third parties pose risks to the bank comparable to those it bears if Deutsche Bank performed the services itself, and the bank remains ultimately responsible for the services its third parties provide. Furthermore, if a third party does not conduct business in accordance with applicable standards or Deutsche Bank’s expectations, the bank could be exposed to material losses, regulatory action, litigation, reputational damage, or fail to achieve the benefits it sought from the relationship.
Financial institutions rely on third-party service providers for a range of services, some of which support their critical operations. These dependencies have grown in recent years as part of the increasing trend in digitalization of the financial services sector which can bring multiple benefits including flexibility, innovation and improved operational resilience. However, if not properly managed, disruption to critical services or service providers could pose risks to financial institutions, and in some cases, financial stability.
34
Deutsche Bank
Annual Report 2024 on Form 20-F

The regulatory framework for managing third party risk continues to evolve and becomes increasingly complex as regulators seek to address various objectives. There are two main areas of focus including how financial institutions manage their third-party risks and how to address the systemic risks caused by concentration of services provided by critical third parties.
Deutsche Bank has a well-established approach to third party risk management; from a clear policy and procedure through to centralized risk process for businesses to use when engaging with third parties. To respond to the increasing regulatory demand, Deutsche Bank is continuously enhancing the bank’s control environment. In 2024, the bank concluded a key transformational project which has delivered improved efficiency, a more proportionate approach, real time monitoring and better culture of awareness to protect the bank from third party risk.
When using third-party service providers, the bank remains fully responsible and accountable for complying with all the regulatory obligations, including the ability to oversee the outsourcing of critical or important functions. The bank may face risks of material losses or reputational damage if third parties fail to provide services as agreed with the bank and/or in line with regulatory requirements.
Similar to cybersecurity threats to Deutsche Bank, a successful cyberattack on a third party vendor could have a significant negative impact on the bank that may result in the disclosure or misuse of client as well as proprietary information, damage or inability to access information technology systems, financial losses, additional costs, personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure
In situations where Deutsche Bank is the third party service provider, the bank may be exposed to financial risks, such as lost revenues, costs and expenses associated with the cancellation of the service agreement, if Deutsche Bank were no longer able to benefit from the relationship.
Operational risks, which may arise from errors in the performance of the bank’s processes, the conduct of its employees, shortfalls in access management, instability, malfunction or outage of its IT system and infrastructure, or loss of business continuity, or comparable issues with respect to the bank’s vendors, may disrupt its businesses and lead to material losses.
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
The bank is required to monitor, evaluate, and observe laws and other requirements relating to financial and trade sanctions and embargoes set by the EU, the Deutsche Bundesbank, Germany’s Federal Office for Economic Affairs and Export Control, and other authorities, such as the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and the UK Treasury Department’s Office of Financial Sanctions Implementation (OFSI). Sanctions are subject to rapid change, and it is also possible that new direct or indirect secondary sanctions could be imposed by the United States or other jurisdictions without warning, as a result of geopolitical developments. Should the bank fail to comply timely and in all respects with these sanctions, the bank could be exposed to legal penalties and its reputation could suffer.
35
Deutsche Bank
Annual Report 2024 on Form 20-F

The bank in particular faces the risk of loss events due to the instability, malfunction or outage of its IT system and IT infrastructure, as well as breaches in IT system and infrastructure (including cyber-attacks). Such losses could materially affect the bank’s ability to perform business processes and may, for example, arise from the erroneous or delayed execution of processes as a result of system outages, degraded services in systems and IT applications or the inaccessibility of its IT systems. A delay in processing a transaction, for example, could result in an operational loss if market conditions worsen during the period after the error. IT-related errors may also result in the mishandling of confidential information, damage to the bank’s computer systems, financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory or litigation exposure (including under data protection laws such as the GDPR). Additionally, there is a heightened emphasis and growing expectations of data management and the risks posed by poor data management standards and data quality, and the potential impact to key control, decision-making and reporting processes.
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
As a global bank, Deutsche Bank is often the subject of news reports. Deutsche Bank conducts its media dialogue through official teams. However, members of the media sometimes approach Deutsche Bank staff outside of these channels and Deutsche Bank-internal information, including confidential matters, have been subject to external news media coverage, which may result in publication of confidential information. Leaks to the media can have severe consequences for Deutsche Bank, particularly when they involve inaccurate statements, rumors, speculation or unsanctioned opinions. This can result in financial consequences such as the loss of confidence or business with clients and may impact the bank’s share price or capital instruments by undermining investor confidence. The bank’s ability to protect itself against these risks is limited.
The inability to have equivalence arrangements with Central Clearing Counterparties (CCPs) in countries outside the European Union may have adverse effects on Deutsche Bank’s business, results of operations or financial targets; or more generally, the bank’s large clearing and settlement business poses risks if it fails to operate properly for even short periods.
For Indian CCPs, the BaFin published a statement in February 2023 allowing German credit institutions, including Deutsche Bank, the possibility to remain members of the six India CCPs until October 31, 2024. The BaFin, as well as the French AMF and ACPR granted indefinite extension of this deadline, allowing time for European banks together with the relevant European and Indian authorities to continue work on finding a solution. This allows European banks, including Deutsche Bank, to make any changes needed so that the clients can continue to be served even after the deadline. If a solution cannot be reached and Deutsche Bank no longer had equivalence arrangements with India, this would have an adverse impact on the bank’s business results.
Negotiations between the UK and EU have continued with regards to financial services not extensively covered by the existing post-Brexit deal. The extension to the temporary equivalence arrangements for UK CCPs until June 2025 has temporarily removed the risk that access to UK clearing would be withheld from EU firms. On January 31, 2025, European Commission published the decision to extend equivalence for UK CCP’s until June 30, 2028.
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
36
Deutsche Bank
Annual Report 2024 on Form 20-F

The bank must test goodwill and other intangible assets at least annually for impairment or each reporting period if indicators of impairment exist. In the event the test determines that impairment exists, the bank must write down the value of the asset.
Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition. Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. These assets are tested for impairment and useful life reaffirmed at least annually. The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. Impairments of goodwill and other intangible assets have had and may have a material adverse effect on the bank’s profitability and results of operations.
In addition to the bank’s traditional banking businesses of deposit-taking and lending, the bank may also engage in nontraditional credit businesses in which credit is extended via transactions (e.g., holding of securities of third parties or engaging in complex derivative transactions) that may materially increase the bank’s exposure to credit risk.
As a bank and provider of financial services, the bank is exposed to the risk that third parties who owe claims to the bank will not perform on their obligations. Many of the bank’s businesses in beyond the traditional banking businesses of deposit-taking and lending also expose the bank to credit risk.
In particular, much of the business the bank conducts through the Investment Bank entails credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have obligations to make payments to the bank; executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit through other arrangements. Parties to these transactions, such as trading counterparties, may default on their obligations to Deutsche Bank due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons.
Many of the bank’s derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that the bank delivers to the counterparty the underlying security, loan, or other obligation to receive payment. In several cases, the bank does not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause the bank to forfeit the payments otherwise due to it or result in settlement delays, which could damage the bank’s reputation and ability to transact future business, as well as impose increased costs on the bank. Legislation in the European Union (EMIR) and the United States (the Dodd-Frank Act) requires standardization, margining, central clearing and transaction reporting of certain over-the-counter derivatives. While such requirements aim at reducing the risk posed to counterparties and the financial system by such derivatives, they may reduce the volume and profitability of the transactions in which the bank engages, and compliance with such provisions may impose substantial costs on the bank.
In the past, exceptionally difficult market conditions severely adversely affected certain areas in which the bank does business that entail nontraditional credit risks, including leveraged finance and structured credit markets. If similar market conditions occur in the future, the bank may experience adverse effects.
37
Deutsche Bank
Annual Report 2024 on Form 20-F

A substantial proportion of the bank’s assets and liabilities comprise financial instruments carried at fair value, with changes in fair value recognized in the income statement. As a result of such changes, the bank has incurred losses in the past, and may incur further losses in the future. Fair value is defined as the price at which an asset or liability could be exchanged in an arm’s length transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding unfavorable change in fair value is recognized in the income statement. These changes have been and could in the future be significant.
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
The bank recognizes deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. To the extent that it is no longer probable that sufficient taxable profits will be available to allow all or a portion of the deferred tax assets to be utilized, the bank must reduce the carrying amounts. Each quarter, the bank re-evaluates its estimate related to deferred tax assets, which can change from period to period and requires significant management judgment. Furthermore, deferred tax assets are measured based on tax rates that are expected to apply in the period that the asset is realized, based on the tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. If for example, the U.S. were to enact a reduction in the corporate income tax rate, which going forward would positively impact the bank’s effective tax rate, the bank’s deferred tax assets in the U.S. would have to be remeasured at the lower tax rate. Reductions in the amount of deferred tax assets from a change in estimate or a change in tax law have had and may in the future have material adverse effects on its profitability, equity and financial condition.
Deutsche Bank is exposed to pension risks which can materially impact the measurement of its pension obligations, including interest rate, inflation, longevity and liquidity risks that can materially impact the bank’s earnings.
Deutsche Bank sponsors a number of post-employment benefit plans on behalf of its employees, including defined benefit plans. For further details on Deutsche Bank’s employee benefit plans see Note 33 – “Employee Benefits” in the consolidated financial statements.
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
38
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV), a multi-employer defined benefit plan, together with other financial institutions. In line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. The Group may be exposed to significant financial risk should the residual risks related to this multi-employer defined benefit plan materialize.
The emerging crypto assets sector may pose risks to the bank, whether the bank participates in it or refrains from doing so..
Crypto assets carry extreme price volatility risk, unclear price transparency, can have underdeveloped liquidity and may be susceptible to market manipulation or fraud. Deutsche Bank’s crypto related activities and direct risk exposures are extremely limited and the risk of broader contagion to financial markets is still considered to be limited. Despite the risks currently posed by crypto assets, the bank is cognizant of the innovation that is occurring in this space. Deutsche Bank reviews opportunities to leverage the benefits of the underlying technology to address customer needs within the bank’s regulatory and risk appetite frameworks. By maintaining a cautious and highly selective approach, the bank aims to leverage new technology in a way that safely benefits clients, but this approach could also lead to missed opportunities. In addition, the ability for banks to engage in digital asset activities will vary depending on the regulatory stances taken within each jurisdiction and this may limit Deutsche Bank’s ability to engage in these activities.
Deutsche Bank is subject to laws and other requirements relating to financial and trade sanctions and embargoes. If the bank breaches such laws and requirements, it can be subject, and in the past has been subject, to material regulatory enforcement actions and penalties.
The bank is required to monitor, evaluate, and observe laws and other requirements relating to financial and trade sanctions and embargoes set by the EU, the Deutsche Bundesbank, Germany’s Federal Office for Economic Affairs and Export Control, and other authorities, such as the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and the UK Treasury Department’s Office of Financial Sanctions Implementation (OFSI). Sanctions are subject to rapid change, and it is also possible that new direct or indirect secondary sanctions (including as a result of newly expanded U.S. secondary sanctions risks for financial institutions that engage in certain dealings with the Russian economy) could be imposed by the United States or other jurisdictions without warning as a result of geopolitical developments. New and far-reaching sanctions against Russian entities and individuals have been, and may continue to be, imposed by the United States, the EU, the United Kingdom and other individual countries very rapidly following the commencement by Russia of the war in Ukraine, and many of these sanctions require very rapid implementation. Should the bank fail to comply timely and in all respects with these new sanctions, the bank could be exposed to legal penalties and its reputation could suffer. New sanctions may also be imposed on other entities and individuals beyond the war in Ukraine at any time. If Deutsche Bank breaches any such new or preexisting laws and requirements, it can be subject, and has in the past been subject, to material regulatory enforcement actions and penalties.
39
Deutsche Bank
Annual Report 2024 on Form 20-F

Transactions with persons targeted by U.S. economic sanctions or counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead potential customers and investors to avoid doing business with the bank or investing in the bank’s securities, harm its reputation or result in regulatory or enforcement action which could materially and adversely affect its business.
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
Deutsche Bank is a German bank and its activities with respect to Sanctioned Territories and Sanctioned Persons have been subject to policies and procedures designed to exclude the involvement of U.S. jurisdiction, including U.S. persons acting in any managerial or operational role and to ensure compliance with United Nations, European Union and German sanctions and embargoes; in reflection of legal developments in recent years, the bank has further developed its policies and procedures with the aim of promoting – to the extent legally permitted – compliance with regulatory requirements extending to other geographic areas regardless of jurisdiction. However, the regulatory requirements themselves may change rapidly, and should its policies prove to be, or have been, ineffective, the bank may be subject to regulatory or enforcement action that could materially and adversely affect its reputation, financial condition, or business.
Further, in response to the war in Ukraine, the United States, as well as other nations and the EU, have continued to expand sanctions on Russia, Russian entities and third-country entities supporting sanctions avoidance; such sanctions could have a material impact on the bank’s business activities. In response, the bank took a range of preparatory and responsive actions to implement the high number of, and in part newly developed, sanctions by inter alia filter and control updates, additional due diligence steps in transaction and client reviews with a nexus to Russia and by restricting its policy significantly and adjusting processes. Even though Deutsche Bank believes that it reacted quickly and thoroughly to these challenges, the sheer amount and complexity of changes and the broad discretion that U.S. authorities may exercise in interpreting and enforcing U.S. sanctions have increased the operational risk relating to regulatory compliance (e.g. under the June 2024 expanded authority to impose blocking sanctions or other restrictions against foreign financial institutions that are knowingly or unknowingly engaged in certain targeted activities relating to the Russian military-industrial base, including dealings with sanctioned parties, given the strict liability applied in areas of this regulatory environment, such operational risk may translate into regulatory risks for the bank leading to consequential losses. There can be no assurances that U.S. authorities will not bring enforcement actions against the bank or impose secondary sanctions. Any such actions could have a material impact on the bank’s business and harm its reputation.
40
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deutsche Bank is registered under registration number HRB 30 000. Deutsche Bank’s registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and its telephone number is +49-69-910-00. The bank’s agent in the United States is: DB USA Corporation, c/o Office of the Secretary, 1 Columbus Circle, Mail Stop NYC01-1950, New York, New York 10019-8735.
For information on significant capital expenditures and divestitures, please see “Combined Management Report: Operating and Financial Review: Deutsche Bank Group: Significant capital expenditures and divestitures” in the Annual Report 2024.
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
Business Overview
Deutsche Bank’s organization
Please see “Combined Management Report: Operating and financial review: Deutsche Bank Group: Deutsche Bank’s organization” in the Annual Report 2024. For information on net revenues by geographic area and by corporate division please see Note 4 “Business Segments and related information: Entity-wide disclosures” to the consolidated financial statements and “Combined Management Report: Operating and financial review: Results of operations: Segment results of operations” in the Annual Report 2024.
Management structure
Please see “Combined Management Report: Operating and financial review: Deutsche Bank Group: Management structure” in the Annual Report 2024.
Business Strategy
Global Hausbank
Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank, dedicated to its clients’ lasting success and financial security at home and abroad, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, all of which have become even more important considering the ongoing geopolitical and macroeconomic challenges.
41
Deutsche Bank
Annual Report 2024 on Form 20-F

Deutsche Bank’s key performance indicators 2025
Financial targets and capital objectives for 2025
Financial targets:
– Post-tax Return on Average Tangible Equity of above 10% for the Group
– Compound annual growth rate of revenues between 2021 and 2025 of 5.5% to 6.5%
– Cost/income ratio of below 65% (reset from below 62.5%)
Capital objectives:
– Common Equity Tier 1 capital ratio of approximately 13%
– 50% Total payout ratio from 2025
Deutsche Bank reaffirms its financial targets, including the cost/income ratio target which has been reset from below 62.5% to below 65% at the beginning of 2025, as well as its capital objectives for 2025. All forward-looking projections below are based on January 31, 2025, foreign exchange rates.
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
Progress on strategy implementation
In 2024, Deutsche Bank made progress across all dimensions of its accelerated Global Hausbank strategy through disciplined execution, driving revenue growth as well as operational and capital efficiency. The bank maintained tight discipline on adjusted costs while continuing to invest in the bank’s platform. Moreover, the bank put specific legacy litigation costs and exceptional other items behind it.
On revenue growth, net revenues grew to € 31.5 billion in 2024, up from € 31.2 billion, or 1%, versus 2023, in line with the bank’s guidance of around € 30 billion for 2024. Compound annual revenue growth since 2021 was 7.2% through the end of 2024, compared to 10.5% in 2023, in line with the bank’s target range of 5.5% to 6.5%. In 2025, the bank expects continued franchise momentum and growth potential across all its businesses to drive revenue growth supported by investments under the bank’s efficiency programs. This growth is expected to result from both net interest income and non-interest income, reflecting the bank's diversified business mix which allows around 75% of the expected revenues to come from more predictable revenue streams. Deutsche Bank confirms its revenue goal of around € 32 billion at Group level in 2025, which translates to around € 32.7 billion at January 2025 foreign exchange rates.
Noninterest expenses in 2024 were € 23.0 billion, up from € 21.7 billion, or 6%, versus the prior year, and included € 2.6 billion in nonoperating costs relating to litigation as well as restructuring and severance charges. Adjusted costs were € 20.4 billion in 2024, down from € 20.6 billion, or 1% compared to the prior year. Deutsche Bank made further progress on its € 2.5 billion operational efficiency program during 2024. Measures included the optimization of the bank’s platform in Germany, workforce reductions, notably in non-client-facing roles, IT and infrastructure optimization along with a continued automation of front-to-back processes. The bank expects the large majority of these measures to positively impact the adjusted cost run-rate in 2025. Nonoperating costs in 2025 are expected to decrease as litigation as well as restructuring and severance charges are expected to normalize. As a result, the bank now targets a cost/income ratio of below 65% in 2025, marginally higher than the original target, to support further growth and business momentum in and beyond 2025.
On capital efficiency, Deutsche Bank’s capital efficiency program has delivered cumulative RWA-equivalent reductions of € 24 billion, close to its target range of € 25 to € 30 billion by the end of 2025. The bank aims to reach the higher end of its target range by year end 2025. Capital efficiencies contributed to the bank’s year end 2024 CET1 ratio of 13.8%, which includes the € 750 million share repurchases authorized for 2025. The bank plans to continue progressing on capital efficiencies in 2025.
42
Deutsche Bank
Annual Report 2024 on Form 20-F

Deutsche Bank announced plans for € 2.1 billion in further capital distributions to shareholders in 2025. The bank has received supervisory authorization for further share repurchases of € 750 million and plans to propose 2024 dividends of € 1.3 billion, or € 0.68 per share, at its Annual General Meeting in May 2025, up 50% from € 0.45 per share for 2023. These measures would increase cumulative capital distributions to shareholders to € 5.4 billion since 2022, in excess of the € 5 billion goal in the bank’s transformation program launched in 2019. The bank reaffirms its ambition to exceed its capital distribution goal of € 8 billion in respect of the financial years 2021-2025, to be paid in 2022-2026. Deutsche Bank will continue to target a payout ratio of 50% after 2025 through share buybacks and cash dividends, with cash dividends growing more moderately compared to increases seen in recent years.
Driving the next phase of Deutsche Bank’s evolution
Looking beyond 2025, Deutsche Bank already started to work on its next phase of evolution and implement measures to bring the bank to the next level of performance, aiming for an even more balanced earnings profile and for a more technology-driven business with the bank’s customers with a leaner infrastructure.
Deutsche Bank aims to further increase shareholder value by sharpening its focus on capital allocation and the optimization of RWA at both the business and client level. The bank sees potential for further revenue growth in the continued improvement of resource productivity across the portfolio through pricing and reallocating capital to high-return franchises. In addition, the bank strives to improve profitability of lower-return businesses through front-to-back efficiency improvements and capital efficiency measures. A reduction in allocated capital and potential selected exits may be considered for areas where return improvements cannot be achieved. Deutsche Bank also plans to re-engineer its target operating model, enabling the bank to run its platform on a lower headcount and simplifying the organizational structure. These measures coupled with further front-to-back streamlining of processes, are expected to drive operational efficiency.
Deutsche Bank’s next phase also includes a management agenda which emphasizes strengthening risk management and accountability and evolving its culture through a purpose-led framework called "This is Deutsche Bank". With investments, the bank believes that it is well-positioned to grow the Global Hausbank model, make it more efficient and generate more capital for deployment to the businesses and shareholder distributions.
Deutsche Bank plans to provide more details on its strategic aspiration and actions beyond 2025 in due course.
Sustainability
Sustainability has been a fundamental aspect of Deutsche Bank’s strategy since 2019. In 2024, the bank continued to focus on the four pillars of its sustainability strategy: Sustainable Finance, Policies & Commitments, People & Own Operations, and Thought Leadership & Stakeholder Engagement.
Deutsche Bank set ambitious targets to maximize its contribution to achieving the Paris Climate Agreement’s targets and the United Nations (UN) Sustainable Development Goals. The key targets related to sustainability matters are as follows:
– The bank aims to achieve cumulative sustainable financing and investment volumes of € 500 billion from January 2020 to the end of 2025 (excluding DWS)
– Deutsche Bank is committed to achieving net zero emissions by 2050. To this end, the bank has set net-zero targets for eight carbon-intensive sectors in its corporate loan book, with interim goals by end of 2030 and final targets by end of 2050
– The bank plans to source 100% of its electricity from renewable sources by 2025
– Following the requirements of the German Stock Corporation Act (AktG) to set targets for the representation of women on the two management levels below the MB, Deutsche Bank aims to have women representing at least 35% of Managing Director, Director and Vice President roles by 2025
Deutsche Bank has published its revised Sustainable Finance Framework, effective as of January 1, 2024. This framework includes updated criteria used for classifying financings as sustainable. With the updated Sustainable Instruments Framework now encompassing both green and social assets, Deutsche Bank is positioned to issue social bonds, following which the bank issued its inaugural social bond of € 500 million with an orderbook size of over € 6.6 billion in July 2024.
43
Deutsche Bank
Annual Report 2024 on Form 20-F

Deutsche Bank Business segments
Corporate Bank
Corporate banking is an integral part of Deutsche Bank’s business. Corporate Bank’s capabilities in Cash Management, Trade Finance and Lending in close collaboration with Foreign Exchange in the Investment Bank enable the business segment to serve the core needs of its clients. As a leading bank serving multinational and German corporates domestically and abroad (source: EUROMONEY), the Corporate Bank helps clients in optimizing their working capital and liquidity, securing global supply chains and distribution channels and managing their risks. Furthermore, Corporate Bank acts as a specialized provider of services to financial institutions, offering Correspondent Banking, Trust and Agency Services as well as Securities Services. Finally, the business segment provides Business Banking services to small corporate and entrepreneur clients in Germany through a standardized product suite.
Corporate Bank has defined a number of specific initiatives to capitalize on its core competencies across these different areas to grow revenues to achieve its targets. In particular, the business segment’s investments in new initiatives and experience in managing complex situations for clients, such as uncertainties associated with increasing geopolitical tensions, lower economic growth in some of the major operating countries as well as uncertainty around central bank policies, allow Corporate Bank to provide its advisory and solution services.
In 2024, Corporate Bank continued to make progress on the business segment’s strategic objectives, notably growing commissions and fee income across all regions. Net interest income in deposit businesses remained resilient as ongoing deposit margin normalization was partly offset by higher deposit volumes and interest hedging. Corporate Bank has been awarded “World’s Best Bank for Corporates” in the Euromoney’s Awards for Excellence 2024 and also named “Best Bank for Corporates in Germany”. Additionally, Corporate Bank Germany was recognized by the 2024 FINANCE magazine survey as the best bank in corporate banking, number one Hausbank, number one in Cash Management/Payment Transactions and in Trade and Export Finance. The segment believes that these awards are a recognition of Corporate Bank’s deep client relationships and client centric solution offering.
Looking ahead, Corporate Bank is expected to continue to act as an integral part of the Global Hausbank strategy and contribute to Deutsche Bank’s 2025 objectives. The segment sees growth opportunities across all core client groups – Corporate, Institutional and Business Banking – both from existing Corporate Bank strengths and from new products. Corporate Bank aims to offer a full range of advisory and financing solutions for corporate treasurers and seeks to remain the trusted partner for the German economy, building on its standing as the leading Corporate Bank in its home market. The segment is also committed to connect financial institutions worldwide, a business where it is one of the market leaders (source: SWIFT Euro peer benchmarking). The segment's global network across 140 countries combined with profound local knowledge, a comprehensive product suite and tailored client offering, is expected to continue to offer competitive advantages versus the business segment’s peers.
As a transition partner, Corporate Bank seeks to help its clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector-aligned sustainability industry expertise. Also, Corporate Bank aims to enable the accelerated renewables and infrastructure build-out through its asset and project finance capabilities for emerging energy transformation sectors such as hydrogen, carbon capture, and battery and storage solutions, and the build-out of financing capabilities, driving energy efficiency transformation.
Corporate Bank’s initiatives will target revenue growth with corporate clients across Cash Management and Trade Finance and Lending, including growing its fee-based business with institutional clients and expanding Securities and Trust and Agency Services business.
As the segment seeks to grow its business with clients globally, Corporate Bank commits to apply sound risk management principles to maintain its high-quality loan portfolio and strict lending standards. Equally, the segment commits to continued cost discipline supported by technology and front-to-back process optimization as well as automation and location strategy and further investments to support business growth in 2025 and beyond.
44
Deutsche Bank
Annual Report 2024 on Form 20-F

Investment Bank
The Investment Bank is a key pillar of Deutsche Bank’s business. Across Fixed Income & Currencies (FIC) and Origination & Advisory (O&A), corporate and institutional clients are offered a comprehensive range of services encompassing financing, market making/liquidity provision, risk management solutions, advisory, and debt & equity issuance. The business segment regionally encompasses Europe, Americas, and APAC/MEA.
In 2024, the Investment Bank delivered robust performance, with a revenue increase of 15% compared to 2023, while materially growing return on equity for the business segment. This performance reflects the execution of strategic priorities, enhancing the service offering for clients and building on the franchise development over the recent years.
O&A market fee pools materially improved in 2024, with year-on-year growth of approximately 25%. This, combined with the benefits of significant investments into the platform throughout 2023, drove market share gains across the core businesses within O&A (source: Dealogic). The strategic senior hires into existing businesses are now reaching full productivity, hence further revenue share growth is expected in 2025 and beyond. This will be supported by the Client Strategy and Analytics team, which has strengthened client relationships via a re-tiering exercise across the entire client-base, ensuring the capacity to closely monitor performance at the most granular level, as the market develops into 2025.
A continued focus on developing the depth of client relationships, while investing across the platform particularly in the U.S., has led to a continuation of the FIC franchise development. The longer-term trend of revenue and market share growth has been extended. A mature and diversified platform is in place to meet the requirements of the client base. This is exemplified by multiple instances of developments across the business, e.g., the launch of HausFX, bringing the FIC suite of workflow solutions together and providing clients with the ability to simplify operational activity associated with FX execution. Investment in technology enables both the provision of enhancements to the client offering and the development of more efficient internal processes, ensuring optimized marginal cost of delivery as revenues grow.
In 2025, the strategy of the Investment Bank is focused on its vision of being the leading non-U.S. global investment bank. The segment believes continued benefits from prior investments, along with further areas of targeted investment, will enable an enhanced offering to clients, further deepening relationships. The result will be a more diversified business – which emphasizes capital efficiency and cost discipline, driving shareholder returns.
As the O&A franchise evolves, the segment anticipates that a diversification of revenues will see the proportion of strategic advisory revenues as a percentage of total revenues increase. This will be driven in particular by the development of the M&A franchise. The segment expects this, combined with the well-established Debt origination offering, and the expected improvement in Equity Origination to drive further revenue growth. Within FIC, the existing strategy continues – advancing existing and adjacent businesses, the Americas, the depth and breadth of client relationships, and a leading Financing franchise. As with O&A, this is expected to underpin the growth ambition of the business and, combined with a focus upon the efficiency of the operating model, is expected to drive operating leverage. Resources are expected to continue to be allocated to the areas of highest return where a competitive advantage has been identified. Across the Investment Bank, a dedicated client centricity program has been established to optimize resource allocation, with a view to identifying further areas of collaboration with other business segments, ensuring clients are delivered the full suite of Deutsche Bank’s product offering.
Finally, sustainability remains a priority across the Investment Bank, as the business segment continues supporting its clients globally. During 2024, Deutsche Bank acted as Joint Lead Manager on KfW’s € 3 billion five-year green bond, the proceeds of which will be used to finance new eligible Green Projects. Additionally, the bank served as joint bookrunner on the Republic of Colombia’s U.S.$ 1.3 billion re-opening of Social U.S.$ Notes due in 2035 and 2053 under its Green, Social and Sustainable Bond Framework. Colombia became the second Latin America sovereign issuer to access the international capital markets with an ESG-labeled bond in 2024.
45
Deutsche Bank
Annual Report 2024 on Form 20-F

Private Bank
In 2024, Private Bank reshaped its business along two core client sectors, Personal Banking and Wealth Management & Private Banking, reinforcing its long-term dedication to a customer-centric strategy. This setup enables more targeted client service, sharpening the business model around personal and private clients, wealthy individuals, entrepreneurs, family offices and commercial customers in international markets. Deeply committed to over 20 million clients across more than 60 markets globally, Private Bank is a strong pillar of the overall Deutsche Bank Group.
The Personal Banking business is positioned as the market-leading franchise in Germany through its two major brands, Deutsche Bank and Postbank. Postbank offers German retail clients daily banking solutions with its “mobile-first” value proposition, while the Deutsche Bank brand focuses on investment advisory delivered via digital, remote and physical channels.
In 2024, the upgraded Postbank mobile app significantly accelerated the momentum of digital client engagement in Germany, contributing to the success of new deposit campaigns and to growing commercial activity on online platforms. Continued efforts to optimize the branch network were complemented by the successful evolution of the in-branch client experience, highlighted by the opening of the new Postbank advisory branches and the deployment of digital coaches to guide clients in the digital transition. Internationally, Personal Banking focused on expanding the affluent client sector, while further innovating the customer value proposition through broader digital services and a leaner branch footprint, strengthened by the launch of new landmark flagship branches.
Private Bank decided to refocus its brand presence in the German mortgage and consumer finance business by discontinuing the DSL Bank brand over the course of 2025. This will allow to further reduce complexity and costs. DSL Bank mortgages have so far been distributed primarily via partner platforms. The move is in line with the Private Bank’s ambition to optimize its franchise portfolio towards capital-light businesses in order to improve profitability and capital efficiency of the segment.
The Wealth Management & Private Banking business maintained a well-diversified revenue mix across regions, focusing on ultra-high-net-worth (UHNW) family entrepreneurs in the home market and internationally, as well as on private clients in Europe. Aspiring to be the Global Hausbank and partner of choice for family entrepreneurs, it is committed to creating lasting value and ensuring wealth preservation across generations.
In 2024, the business segment continued its expansive focus on attracting and serving ultra-high-net-worth clients, resulting in strong asset gathering in all regions and in a significant growth of net new asset inflows. In Germany, the business segment established a dedicated ultra-high-net-worth coverage team in early 2024, while focusing on remote advisory pilots and new Deutsche Bank Private Banking Centers to enhance the engagement with Private Banking clients. The franchise accelerated the ‘One-Bank’ collaboration between Private and Corporate Bank, with successful client referrals generating new asset inflows. In international markets, UHNW clients and Family Offices remained a priority, with targeted product launches innovating the investment solution offering, especially in alternative investments. In Italy, Spain and Belgium, the business achieved increased penetration in core discretionary portfolio management solutions and further strengthened the ‘Bank for Entrepreneurs’ collaboration between Wealth Management and Business Banking.
The continued evolution of the Wealth Management & Private Banking proposition was recognized also within the industry, with Private Bank winning 15 Euromoney ‘Best Private Bank’ 2024 awards, including in the categories ‘Best for Entrepreneurs’, ‘Best for UHNW’ and ‘Best for Transformation’, alongside regional and market-specific accolades.
In 2025, Private Bank will continue its transformation of the Personal Banking business, further building out digital and remote channels, while optimizing the physical footprint by closing traditional branches or converting them into flagship locations. Growth will be driven by the upgrade of the offering with new digital account models and Discretionary Portfolio Mandate (DPM) solutions, and by continued focus on deposit gathering. In Wealth Management & Private Banking scaling the business in core markets will remain a key priority, supported by product innovation and further emphasis on DPM solutions, building on the core sustainability offering.
In sustainability, Private Bank advanced its announced strategy with successful product launches, award recognitions and in-house sustainability awareness initiatives, including trainings and business-wide information sessions. Private Bank enhanced its sustainability product portfolio, fostered strategic thematic collaborations, and focused on strengthening the overall sustainability value proposition to support clients in their sustainable transition journeys.
46
Deutsche Bank
Annual Report 2024 on Form 20-F

Asset Management
Asset Management consists of DWS Group GmbH & Co. KGaA, a global asset manager with diverse investment capabilities that spans traditional active and passive strategies, as well as alternative solutions.
DWS strategy is composed of four strategic elements; Growth, Value, Build and Reduce, which are aligned to its capabilities and market growth prospects. The aim is to maintain market leading position in Germany, building on expertise and established customer relationships, in addition to expanding existing partnerships and developing new distribution channels, to gain additional market share. DWS sees additional market potential especially in Alternatives investments and Passive funds, represented by the Xtrackers brand.
The Growth strategy is built on the potential in Passive and Alternatives businesses. DWS’ Passive segment, represented by the Xtrackers brand, sees sustained and profitable growth potential. Building on the franchise and European business, DWS has decided to invest in a U.S. growth plan including sustainable, thematic, and actively managed ETFs. Further, DWS sees a strong demand for mandates in Asia Pacific, and therefore plans to expand its customized mandates business. In 2024, DWS successfully expanded the Xtrackers offering in the European UCITS segment, launched further Passive ETFs in the United States and established a portfolio management team in Hong Kong. Scale is becoming increasingly important for asset managers and the DWS franchise. In 2024, DWS reached a key milestone by surpassing € 1 trillion of assets under management (AuM) for the first time. DWS will continue to actively review organic and inorganic growth initiatives.
In Alternatives, DWS expects growth to be driven by higher demand from both institutional and retail investors. DWS’ competitive edge across lending markets from its distribution partnerships for retail clients is expected to see allocations to alternatives. DWS focuses on expanding offerings across Real Estate and Infrastructure, while building out the debt platform. During 2024, DWS capitalized on the expanding private credit market, strengthened the U.S. Real Estate credit business and established a European Alternatives credit platform, while the Infrastructure business remains well positioned to capture growing allocations.
The Value strategy aims to maintain leadership in mature markets for Active, specifically Equity and Fixed Income, and to scale Multi Asset solutions. In Equity, DWS intends to selectively expand the platform. Given changing market environment and higher interest rates, DWS continues to focus on Fixed Income and institutional investors. In Multi-Asset, the aim is to strengthen solutions capabilities and enhance the modular investment platform to achieve economies of scale. With increasing importance of pension solutions, investment advisory and outsourced CIO services, DWS is looking to expand its current offerings in this segment.
The Build strategy’s emphasis on digitalization trends aims to focus on asset management as-a-service and digital assets. Asset management-as-a-service is based on the belief that investment funds will be distributed by digital means, and therefore DWS intends to improve the integration of its services into offerings of distribution partners. In an increasingly tokenized economy, DWS’ Digital Assets strategy aims to utilize new blockchain infrastructure, build innovative products and reach additional clients. In 2024, DWS has established a joint venture with the aim of issuing a regulated, euro-dominated stablecoin and launched its first cryptocurrency Exchange-Traded Certificate (ETC) products to provide European investors with reliable Bitcoin and Ethereum exposure.
The Reduce strategy intends to reallocate financial resources to fund Build and Growth areas. DWS continuously analyzes measures to increase efficiency. In 2024, DWS optimized its product portfolio by merging or closing several funds.
DWS’s sustainability strategy aims to enable clients to navigate the sustainable transformation of the real economy by providing investment expertise and solutions. Climate change remains the key theme of the sustainability strategy as it poses a significant risks to the planet, humanity, and the global economy. The DWS sustainability strategy is built around three priorities: focus on climate related investing, strengthen engagement with investees and other relevant stakeholders, and advance DWS’ own corporate transformation to achieve commitment to net zero. Across all its activities, DWS acknowledges differences in client preferences and regulatory frameworks also across regions, and therefore seeks to take those into account in its product offering, engagement and proxy voting activities.
47
Deutsche Bank
Annual Report 2024 on Form 20-F

The competitive environment

Geopolitical situations, particularly the ongoing war in Ukraine and further escalation in the Middle East, continued to influence the economic environment and risk perception in 2024.
The global economy experienced robust growth of 3.2% in 2024. However, growth momentum varied across regions: while the European economy lagged, the U.S. economy expanded strongly. Asia and India experienced dynamic growth. Global aggregate inflation eased to 6.4% and many central banks started lowering interest rates.
Economic momentum in developed market economies varied regionally in 2024, resulting in overall GDP growth of 1.5%. While the U.S. experienced noticeable expansion, momentum in Europe was comparatively weak and even weaker in Japan. Central banks in Europe and the U.S. began easing monetary policy, while the central bank in Japan implemented a slight tightening. Overall inflation moderated to 2.7%.
Emerging markets grew robustly at 4.3%, led by a strong performance in Asia. However, European emerging markets growth was subdued, reflecting the ongoing impact of geopolitical spillovers and weakness in some key industrialized trading partners. Contrary to the general trend, Argentina's strong inflation in 2024 pushed the aggregate inflation rate for emerging markets to 8.8%, somewhat higher than the previous year. However, in many other regions, inflation normalized, giving central banks scope to reduce key interest rates.
Euro area GDP growth of 0.7% in 2024 was largely export-led. Despite easing inflation and rising wages, real income driven consumption remained sluggish. The decline in inflation to 2.4% enabled the ECB to commence an interest rate cut cycle.
The German economy contracted slightly in 2024 for the second consecutive year, reflecting persistent weakness in both domestic and external economic drivers. Despite easing inflation to 2.2% and strong wage growth, private consumption stagnated. The manufacturing sector and foreign trade were burdened by declining competitiveness. The labor market also showed signs of cooling.
The U.S. economy registered strong growth of 2.8% in 2024, notwithstanding the prevailing restrictive monetary policy stance. Inflation moderated to 3.0% and the labor market became more balanced, providing the Federal Reserve with the opportunity to commence a gradual reduction in key interest rates during the latter half of the year.
The Japanese economy contracted by 0.2%, primarily due to weak export demand. Domestic economic momentum was unable to counter this headwind. In response to persistently elevated inflation at 2.7%, the Bank of Japan initiated a tightening of monetary policy by raising key interest rates.
The Asian economy expanded by 5.2% in 2024, reflecting the positive contributions of both China and India, as well as favorable economic performance in other regional economies. The moderation of inflation to 1.8% provided support to private household consumption.
Despite headwinds from a weak property market, China's economy grew by 5.0% in 2024, aided by stronger fiscal support in the second half of the year. Subdued growth among trading partners constrained foreign trade momentum. With inflation at 0.2%, the People's Bank of China implemented easing monetary policy measures.
48
Deutsche Bank
Annual Report 2024 on Form 20-F

2025 Outlook
Statements in this section are based on the Group’s expectations regarding future economic and industry developments in 2025.
The global economy is expected to expand at 3.2%, a similar pace to last year. However, increasing trade barriers and risk of widespread trade tariffs are likely to hinder stronger momentum and limit the decline in inflation, which is expected to remain at 4.0%.
The growth momentum of developed countries is likely to be driven by the continued recovery of various key regions. However, higher tariffs could limit GDP growth to 1.8%. Inflation in developed countries is expected to continue to normalize initially and stay at 2.5%.
Growth in emerging markets could also be negatively impacted by higher trade barriers. Export demand from developed countries is likely to weaken, at least in the second half of the year. GDP is expected to expand by 4.1%. Inflation is likely to continue to normalize to 4.9%.
Strong growth drivers are likely absent in the Eurozone, as key member states adopt a more restrictive fiscal policy and Germany continues to be hampered by weaker competitiveness. GDP is expected to expand by only 0.8%. Higher U.S. tariffs threaten to further dampen momentum, while the weakening of inflation to 2.0% is likely to allow the ECB to make further interest rate cuts.
The German economy is likely to expand by just 0.5%, driven solely by private and government consumption spending. The cooling of the labor market could dampen the recovery of private consumption. Structural competitive disadvantages and growing trade barriers are also likely to limit growth. With likely noticeably declining interest rates, construction could gain momentum. Inflation is likely to stay at 2.2%.
Underlying growth momentum in the U.S. economy is expected to remain solid, with the labor market and private consumption holding up robustly. Tax cuts are likely to provide tailwinds, leading to GDP growth of 2.6%. However, the expected increases in import tariffs could ultimately be inflationary. The inflation rate is expected to be 2.8% in 2025. As a result, the Federal Reserve is unlikely to cut key interest rates further, which could limit growth.
The Japanese economy is expected to recover, driven by domestic demand. GDP growth is projected at 1.3%. Not least because of wage growth, inflation is expected to stay elevated at 2.9%. The Bank of Japan is expected to maintain its cautious approach to raising key interest rates.
Slightly lower growth rates in major economies are likely to result in somewhat less momentum in Asia overall. While domestic demand in the countries concerned is recovering, external economic impulses are likely to weaken.
The Chinese economy is expected to expand robustly at 4.8%, driven by domestic demand supported by further fiscal policy measures. This should also further stabilize the real estate sector. As a result of tariff increases, particularly by the US, Chinese exports are likely to weaken, thus limiting growth momentum. Inflation is expected to accelerate to 0.7%.
There are a number of risks to the bank’s global economic outlook. Geopolitical risks remain elevated in Ukraine and in the Middle East. A major multidimensional source of economic policy uncertainty is the possibility of additional tariffs and which countries introduce them. This concerns both the absolute level, the timing of implementation, and the scope of goods affected.
Competitor landscape
Against this backdrop, Deutsche Bank competes in the financial services sector with a wide variety of competitors including other universal banks, commercial banks, savings banks and other public sector banks, broker dealers, investment banking firms, asset management firms, private banks, investment advisors, payments services providers, financial technology firms and insurance companies. Some of the competitors are global like Deutsche Bank, while others have a regional, product or niche client footprint. Deutsche Bank competes on a number of factors, including the quality of client relationships, transaction execution, products and services, innovation, reputation and price.
49
Deutsche Bank
Annual Report 2024 on Form 20-F

In 2024, the European banking industry continued to benefit from an elevated interest rate environment. Even though net interest income increased from its strong prior-year level, growth momentum slowed considerably compared to 2023. At the same time, administrative expenses expanded at a similar pace. Asset quality overall remained strong, with a deterioration in Germany while largely robust in Southern Europe, leading to moderately higher credit risk provisions at still low levels. Post-tax profits climbed to another all-time high. As in 2023, loan volumes with the private sector in the euro area continued to be broadly flat; however, did not contract. Both banks’ tightening credit standards and the weakening of credit demand have largely come to an end, and demand for residential mortgages picked up significantly towards the end of the year due to declining interest rates. The corporate finance business recovered from the sluggish previous two years, led by debt capital markets. Trading activities in equities significantly increased globally year on year and developed positively in fixed income.
The global banking industry is expected to operate in a favorable environment in 2025. With stable global economic growth and a further moderate decline in interest rates, loan growth could pick up from low levels, while interest margins could come under some pressure. Nevertheless, revenues overall could maintain positive momentum. The favorable situation in capital markets is expected to continue which should benefit investment banking and trading activities. Asset quality of banks is expected to remain largely robust and profitability should therefore remain high. Coupled with strong capitalization, banks’ capital returns to shareholders both in form of dividends and share buybacks should therefore remain substantial.
After more than a decade of increasing regulation, political focus is now gradually shifting towards enhancing competitiveness, which could lead to initiatives to ease rules or to tax cuts in some jurisdictions. Strong earnings and higher stock market valuations could support sector consolidation to accelerate growth, especially domestically. Main risks for the banking sector include elevated geopolitical risks, uncertainty about future policies of the new U.S. administration around international trade and energy, the potential for a correction of elevated stock market valuations and the risk of meaningful deterioration in credit quality if interest rates do not decline as much as expected or private-sector defaults require a sudden increase of loan loss provisions.
Banks in Europe are expected to face stronger headwinds than their U.S. peers from declining interest rates and margins. Subdued economic activity in major economies are expected to limit business volume growth. However, fee and commission income could partially offset lower interest income as capital market activity may increase. In addition, political initiatives to promote the Savings and Investments Union, formerly known as Capital Markets Union appear to be gaining more traction than in previous years and could lead to significant progress in some areas such as securitization. Nominal net income is expected to remain close to its all-time high.
U.S. banks could substantially benefit from the new U.S. administration’s impetus for deregulation both of the real economy and also the financial system, although its extent is uncertain and any changes, if they materialize, may take time to feed through into results. A reduction in capital requirements compared to those envisaged so far in the implementation of final Basel III and less stringent capital market supervision, including of crypto assets, could support both banking sector and financial market growth. More immediately, a lower burden from unrealized losses on securities portfolios, either through bond sales or due to declining interest rates, would probably strengthen investor confidence in banks’ balance sheets further. Banks in China may continue to suffer from the economic slowdown, and particularly the crisis in the real estate sector, as well as from additional interest rate cuts, and the potential ramifications of a trade war with the U.S. However, mitigating action adopted by the government such as fiscal stimulus and more expansionary monetary policy should strengthen the economy and also banks’ performance. Japanese banks are likely to benefit from slowly rising rates, on top of a rebound in economic growth.
In Deutsche Bank’s home market Germany, the retail banking market remains fragmented, and the competitive environment is influenced by the three-pillar system of private banks, public banks and cooperative banks. In recent years, competitive intensity remained elevated following some consolidation activity, particularly among public regional banks (Landesbanken) and private banks, and increased activity levels from foreign players.
Looking at the wider banking ecosystem, the evolution of financial technology firms remains as much an opportunity as a challenge for banks. While the bank sees the risk of banking disruption primarily through big technology companies and in select product areas, particularly the unregulated segments, many banks have also taken the opportunity to partner with financial technology firms and leverage their solutions, including in the field of artificial intelligence, to become more efficient and/or develop differentiated delivery channels for end clients. In addition, private credit firms are increasingly becoming active as competitors for banks, especially in the U.S. market.
50
Deutsche Bank
Annual Report 2024 on Form 20-F

Regulatory environment
Various new legislative and regulatory proposals were issued in recent years, covering topics such as regulatory capital, liquidity, resolution planning, central bank digital currencies and digital assets and the banking turmoil of spring 2023 in the U.S.
Capital, liquidity and leverage requirements – During 2024, the EU co-legislators finalized, adopted and published the comprehensive package of reforms with respect to European Union banking rules which implement the Final Basel III set of global reforms, changing how banks calculate their Risk Weighted Assets. The package amends the EU Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD).
CRR3 and CRD 6 include, among other things, a gradually introduced output floor establishing minimum risk-weighted assets that will ultimately be set at 72.5 % of the risk-weighted assets calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the FRTB, adjustments to the Pillar 2 requirements (P2R) and the Systematic Risk Buffer (SyRB) and a “fit-and-proper” set of rules for the senior staff managing banks. Other proposed measures are aimed at addressing sustainability risks by requiring banks to identify, disclose and manage environmental, social and governance risks as part of their risk management framework and include regular climate stress testing by the banks’ supervisors. The implementation of the changes to CRR and CRD has the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements and by leading to increased costs.
In connection with the Final Basel III package, the European Commission adopted a Delegated Regulation postponing the application of certain elements of the CRR3 related to the market risk framework (FRTB) by one year to January 2026. This was in order to ensure a level playing field for these rules, given that other major jurisdictions would apply them later or were not clear about their implementation timeline.
On the back of the CRR3 and CRD 6 finalization and as empowered therein, the European Banking Authority (EBA) started working on technical elements through regulatory standards and guidance (regulatory products), by issuing consultations and, in some instances, final regulatory products. These regulatory products have the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements, increasing costs or impacting other parts of the business.
In parallel, the UK Prudential Regulation Authority (PRA) finalized and published its package implementing the Final Basel III reforms, known as Basel 3.1. On January 17, 2025, the PRA announced that it would delay the formal implementation date until January 2027.
In July 2023, the U.S. federal banking agencies issued a Notice of Proposed Rulemaking (NPR) for the implementation of the Final Basel III reforms in the U.S. The NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category I-IV banking organizations, including DB USA Corporation, and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach that also incorporates a new approach for market risk and a new, more risk sensitive, approach referred to as the “Expanded Risk-Based Approach”. Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the proposal, DB USA Corporation and its depository institution subsidiaries would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. However, change in leadership at the U.S. federal banking agencies following the 2024 U.S. presidential election has made it uncertain if and when a final rule will be adopted, and if so, whether and to what extent it will differ from the NPR. As a result, the timing and content of any final rule, and the potential effects of any final rule on DB USA Corporation and its depository institution subsidiaries, remain uncertain.
The Basel Committee on Banking Supervision made several announcements and consulted on several topics, including banks’ management of Counterparty Credit Risk (CCR). The final rules, if implemented by the bank’s supervisors, have the potential to change the procedures around Deutsche Bank’s CCR management.
51
Deutsche Bank
Annual Report 2024 on Form 20-F

Central Clearing Counterparties (CCPs) – Political negotiations on the European Commission’s proposal for a legislative package with respect to clearing services (the “Clearing Package”) were finalized in early February 2024 and following the adoption of the final text of the European Market Infrastructure Regulation (EMIR) by the Council on November 19, 2024, the amendments have become effective at the end of 2024 with phase-ins for certain requirements. The European Securities and Markets Authority (ESMA) has started consulting on more detailed Level 2 requirements, including on the requirement on financial and non-financial counterparties to open an active account at an EU CCP for certain derivative instruments and to clear a set number of representative trades which will become applicable six months after entry into force of EMIR 3.0.
In terms of equivalence and recognition determinations for third country CCPs, there have not been major developments. For Indian CCPs, no Memorandum of Understanding (MoU) was signed between Indian and EU authorities and the Indian CCPs remain derecognized. BaFin continues to allow German credit institutions including Deutsche Bank the possibility to remain members of six Indian CCPs for an indefinite period of time.
Savings and Investments Union – During 2024, a number of additional proposals on the Savings and Investments Union, formerly known as Capital Markets Union were finalized and work on more detailed Level 2 requirements were conducted by ESMA, including on the European Long-Term Investment Fund Regulation, the European Single Access Point, the EU Listing Act and the Review of the Markets in Financial Instruments Regulation and Directive which entered into force in May 2024.
Benchmarks – Negotiations on the European Commission’s legislative proposal to reform the scope of the EU Benchmarks Regulation from October 2023 continue, with the goal to significantly reduce the number of EU and non-EU benchmarks in scope. The EU co-legislators have found their respective negotiating positions and trilogues started at the end of November 2024 and were already finalized in December 2024. The final legal text is expected to be published in the first quarter of 2025, with formal entry into force by January 2026.
Digital Transformation – Several jurisdictions progressed initiatives in 2024 to both address risks and capitalize on the benefits associated with the digitalization of financial services and address the growing dependence on so-called critical third parties. Work in this area is expected to continue with a focus on data protection, open data access, payment innovation, e-privacy, cybersecurity, fraud prevention, operational resilience and capital treatment of crypto assets.
In 2024, the European Commission finalized its work in the context of its 2020 Digital Finance Strategy which defined regulatory priorities and policy actions for the outgoing European Commission. The strategy included two key legislative proposals to strengthen and harmonize financial sector operational resilience requirements (proposal for a Digital Operational Resilience Act (DORA) and a complementing amending directive) and to establish a regulatory framework for crypto assets (proposals for regulations on markets in crypto assets (Markets in Crypto-Assets Regulation - MiCA Regulation) and on a pilot regime for market infrastructures based on distributed ledger technology (DLT Pilot Regulation)). DORA and the complementing directive were finalized in 2022. The European Commission and the European Supervisory Authorities progressed with the definition of subsequent technical standards and supervisory guidelines to facilitate the efficient implementation of DORA by the financial industry. DORA requirements started to apply from January 17, 2025, and introduce a comprehensive framework setting out rules on the digital operational resilience for all regulated financial institutions throughout the European Union.
Since June 2024, the MiCA Regulation partially started to become applicable, and as from December 2024 became fully applicable. Throughout 2024, the European Commission, the ESMA and the EBA continued to complete the work on this new digital finance framework by publishing a number of Delegated Acts, Regulatory Technical Standards and Implementing Technical Standards. In July 2024, the EBA also produced guidelines on the application of the so-called “travel rule” to certain crypto-asset transfers, which requires certain crypto-asset transfers to be accompanied by specified information for anti-money laundering and anti-terrorist financing purposes. The guidelines came into force in December 2024 along with the MiCA Regulation.
The Data Act as a horizontal set of rules on data access and use that respects the protection of fundamental rights was published in December 2023 and will become applicable in September 2025, complementing the Data Governance Act as part of the European data strategy. It aims to deliver wide-ranging benefits for the European economy and society by encouraging data-driven innovation. It lays the foundation for so-called sectoral data spaces and data-sharing agreements and introduces rules for switching of cloud service providers.
52
Deutsche Bank
Annual Report 2024 on Form 20-F

Specific to the financial sector, the European Commission published a proposal for Financial Data Access legislation (FiDA) in June 2023. Building on lessons learned from the EU’s Second Payment Services Directive, FiDA seeks to introduce mandatory data-sharing obligations among financial institutions across a broad range of financial products and accounts, including investments, savings, loans and insurance. The proposed scope is not limited to account and transaction data, but also covers customer onboarding information with the aim of facilitating comparability, competition and switching of providers. The Council reached an agreement on the European Commission’s proposal in December 2024. Subject to agreement with the European Parliament and formal adoption of the FiDA legislation. However, given the remaining complexity of the proposal itself, FiDA is on the preliminary list of the European Commission to be retracted. If this happens, all discussions between member states and the European Parliament will be stopped. In the U.S., the Consumer Financial Protection Bureau published a final rule in October 2024 on data access and data-sharing obligations, under which a consumer would be able to grant third parties’ access to the consumer’s information associated with credit card, checking, prepaid and digital wallet accounts under certain conditions. The final rule is effective as of January 2025. Compliance dates range from April 2026 to April 2030.
The European AI Act was published in June 2024 and initial provisions for prohibited AI use cases became applicable on February 2, 2025, and the remainder of the requirements will become applicable on August 2, 2026. Following a self-regulation approach for the longest time, the U.S. White House issued an Executive Order on AI in 2023. The Executive Order required the Secretary of the Treasury to submit a public report on best practices for financial institutions to manage AI-specific cybersecurity risks, which was released in March 2024. In June 2024, the U.S. Treasury issued a request for information seeking input on the use of AI in the financial services sector. In December 2024, the U.S. treasury issued a second report and recommendations on the use of AI in the financial services sector following a request for information seeking input on such topic. As a result of the new U.S. administration, a revised approach to AI is expected, however, the specific actions to be taken are unclear.
In April 2024, the final Instant Payments Regulation was published to make instant payments in euro available to all citizens and businesses. This regulation will become applicable in a staggered approach, starting with the initial obligation for banks and payment service providers to be able to receive instant payments which became applicable in January 2025, and by October 2025 banks and payment service providers are required to be able to send instant payments and comply with the mandatory “verification of payee” obligation. Further changes to the EU’s payment services legislative framework proposed as part of the third EU Payment Services Directive and a new Payment Services Regulation continue to be subject to negotiations between EU Member States with a key focus on the prevention of and liability for fraud. The final political negotiations between EU co-legislators are not expected to be finalized before the second half of 2025.
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
Aligned with the majority of central banks globally, the European Central Bank is in the middle of its preparation phase of the digital euro project for the potential launch of a digital euro as a new form of digital central bank money (CBDC) to the wider public. This two-year phase including the establishment of a rulebook for the digital euro will run until October 2025. In parallel, the EU co-legislators continue to negotiate the proposed legal framework for the digital euro as a legal tender together with a proposed legal framework clarifying the role of euro banknotes and coins as a legal tender and their interplay with the digital euro. Political negotiations on this legislative proposal are expected to continue throughout the on-going project phase of the ECB. The Bank of England and the new UK government include central bank digital currencies as a potential component for their national payment vision together with other new forms of money and payments. The U.S. has seen a shift in policy regarding CBDCs, as the new U.S. administration issued an executive order on digital assets that supports the research and development of dollar-backed stablecoins as opposed to CBDCs. Specifically, the executive order prohibits the establishment, issuance, circulation and use of a CBDC within the jurisdiction of the U.S. In addition, U.S. agencies are prohibited from promoting the viability of CBDCs abroad.
Work by UK and U.S. authorities focused on cloud services and the role of critical third-party service providers that are not regulated financial entities, but whose service provision is critical to the functioning of the financial market. In November 2024, the UK Financial Conduct Authority (FCA) and the Bank of England (BoE) published a final oversight framework for critical third parties which took effect from January 2025 with an initial step to assign the designation status of critical third parties. The U.S. Treasury at the same time assessed the current regulatory framework and need for action on cloud regulation in the U.S. The Federal Reserve Board, FDIC and OCC continue to monitor the effectiveness of their joint guidance published in June 2023 on banking organizations’ management of risks associated with third-party relationships.
53
Deutsche Bank
Annual Report 2024 on Form 20-F

On October 28, 2024, the U.S. Treasury department issued a final rule implementing President Biden’s Executive Order 14105 by prohibiting or requiring notification of certain outbound U.S. investments to China (including Hong Kong and Macau) in semiconductors, quantum computing technology, and AI. The final rule came into effect on January 2, 2025. The Final Rule contains the following key elements (1) prohibitions on certain investments made by U.S. persons and their controlled foreign entities in the Chinese semiconductor, microelectronic, quantum information technology, and artificial intelligence sectors; and (2) requirements for U.S. persons to notify U.S. Treasury of certain other investments in these sectors.
In terms of crypto assets, stable coins and decentralized finance, the new UK government is expected to further progress to provide legal clarity on the basis of the announcements by the previous government in October 2023 with some changes to the regulatory approach of stablecoins compared to the plans.
U.S. authorities maintained scrutiny of crypto-asset activities during 2024. The Federal Reserve Board, FDIC, OCC and the New York State Department of Financial Services (DFS) have continued to require regulated banks to provide written notice to or obtain approval from them prior to engaging in any crypto-asset-related activity. The federal banking agencies and the DFS have further signaled through guidance, public statements, and other actions that all crypto-asset-related activities will be heavily scrutinized. However, the new U.S. administration is expected to take a more accommodating approach to the asset class.
Anti-Money Laundering and Other Financial Crime – The political negotiations on the European Commission’s anti-money laundering (AML) and countering the financing of terrorism (CFT) legislative package (referred to as the AML/CFT Package) were concluded and the final package was published and implemented in 2024. The AML/CFT Package contains proposals for a regulation on AML/CFT containing directly applicable rules (AML Regulation), a sixth directive on AML/CFT, a regulation establishing the EU AML/CFT Authority (AMLA), and a Regulation on information accompanying transfers of funds and certain crypto assets (FTR Recast). One key element of the AML/CFT Package is the establishment of an integrated European AML supervisory system closely involving national supervisors and the newly to be established AMLA as well as the creation of a unified AML/CFT regulatory framework which includes directly applicable AML/CFT rules and requirements throughout the EU (single EU rulebook). The single rulebook expands the list of obliged entities and includes harmonized, more detailed and granular rules, among other things, in the area of customer due diligence, beneficial ownership, and AML/CFT risk management.
Climate change, environmental and social issues
2024 saw a continuation in the global development of sustainability-related regulation. Key themes over the course of the year included supply chain due diligence legislation, anti-greenwashing guidelines through naming and marketing rules as well as regulation of ESG ratings providers.
Environmental Taxonomy – Building onto EU Taxonomy developments over the course of 2023, 2024 saw significant developments outside the EU. On December 20, 2024, the Association of Southeast Asian Nations (ASEAN) Taxonomy for Sustainable Finance V3 was published. It is designed as a reference point for classifying projects and activities as sustainable, so issuers and investors have better understanding of environmental objectives. The ASEAN Taxonomy includes a Foundation framework for countries that are establishing a principles-based taxonomy, and a Plus Standard, which is threshold-based. In May 2024, the Hong Kong Monetary Authority (HKMA) also published the Hong Kong Taxonomy for Sustainable Finance, to enable informed decision making on green and sustainable finance and facilitate relevant finance flows. Encompassing twelve economic activities from four sectors: Power Generation, Transportation, Construction and Water Management, HKMA references other frameworks, such as the Common Ground Taxonomy, China’s Green Bond Endorsed Projects Catalogue and the EU’s Taxonomy for Sustainable Activities. Other global taxonomy developments include Costa Rica publishing their first green Taxonomy in August 2024, designed to be compatible to the EU’s Taxonomy Regulation as well as those from Mexico and Colombia, facilitating better comparisons for investors across the different regions.
Building upon the release of taxonomies to align financial flows with low-carbon activities, 2024 also saw the further development of transition plan frameworks and transition finance frameworks. In November 2024, the International Organization of Securities Commissions (IOSCO) published a report detailing considerations for transition plans around consistency and transparency, legal and regulatory clarity as well as building capacity. The UK has seen a number of publications including the finalization of the Transition Plan Taskforce (TPT)’s final report on transition plans. The TPT was launched in 2022 to develop a standard for private sector climate transition plans. Final sectoral guidance, Just Transition and final implementation guidance was also released by TPT in April 2024, with the IFRS Foundation announcing in June 2024 that it will assume responsibility for the disclosure specific materials developed by TPT. TPT also contributed into the Transition Finance Market Review (TFMR), an independent market-led review exploring barriers to scale a transition finance market in the UK and globally. Transition Finance frameworks are crucial to avoid carbon lock-ins and increase credibility of investments. After a call for evidence in March 2024, the final report was published in October 2024 with a set of recommendations and a framework.
54
Deutsche Bank
Annual Report 2024 on Form 20-F

ESG ratings proposals and reporting requirements – The EU ESG Ratings Regulation (the Regulation on the Transparency and Integrity of Environmental, Social and Governance Rating Activities) was published in the Official Journal of the European Union in December 2024 and will apply from July 2, 2026. In the UK, following a mandate by the Financial Conduct Authority (FCA) in December 2023, the International Capital Market Association (ICMA) released a voluntary code of conduct which may be applied in global jurisdictions where there is no regulation currently in place. This provides a globally consistent, voluntary Code of Conduct for ESG ratings and data providers, aligning with IOSCO recommendations. In APAC, ESG rating providers currently have a requirement to apply to the Securities and Exchange Board of India (SEBI) for a certificate to continue operations. In July 2023, the SEBI established a regulatory framework for ESG rating providers (ERPs) in the securities market by introducing a new chapter to its Credit Rating Agencies Regulations (Regulation) and issuing the Master Circular for ESG Rating Providers (Circular). The Regulation and Circular introduce measures to mitigate ERPs’ conflicts of interest and to enhance transparency in ESG ratings. ERPs are also required to consider India-specific parameters in their ESG ratings.
ESG Reporting Requirements – 2024 saw firms implementing the Corporate Sustainability Reporting Directive (CSRD) and its associated European Sustainability Reporting Standards (ESRS), which extended reporting requirements for corporates and banks. Provided that the CSRD is transposed into the respective national laws, companies previously subject to the Non-Financial Reporting Directive (NFRD), are required to report for the first time under ESRS for the financial year 2024, with a first Sustainability Statement to be published in 2025. In November 2024, the Global Reporting Initiative (GRI) and the CDP (formerly the Carbon Disclosure Project) also announced a new cooperation agreement which will see the organizations more closely collaborate and align their reporting standards and platform, to improve and streamline environmental reporting for companies and improve access to data on corporate environmental impacts. In late 2024, the German government asked the European Commission to delay the CSRD implementation date by 2 years, with the French government making a similar request in early 2025. Whether this will be accepted will depend on agreement with the Commission and the co-legislators. In November 2024, the President of the European Commission Ursula von der Leyden announced the intention for an ‘Omnibus Directive’ to reduce regulatory burdens on businesses by at least 25% – especially via Taxonomy Regulation, CSRD and Corporate Sustainability Due Diligence Directive (‘CSDDD’). The package was announced for February 26, 2025. Although the CSRD was not transposed into German law as of December 31, 2024, the bank voluntary applied ESRS as reporting framework for the Sustainability Statement 2024 as allowed by Section 315c (3) HGB in conjunction with Section 289d HGB.
Environmental legislation – The EU Deforestation Regulation issued in June 2023 requires companies trading in cattle, cocoa, coffee, oil palm, rubber, soya and wood - and products derived from these commodities (i.e. meat products, leather, chocolate, glycerol, soybeans, wood products i.e., books) to conduct extensive due diligence on the value chain. The due diligence is to be conducted by any operator or trader who places these commodities in the EU market or exports from it and must be able to prove goods do not originate from recent (post December 31, 2020) deforestation, forest degradation or breaches of local environmental or social laws. This rule repeals the EU Timber Regulation. On October 2, 2024, the European Commission proposed a 12-month delay in implementation of the Deforestation regulation, which was scheduled to apply from December 30, 2024. On October 16, 2024, the European Council agreed with the European Commission's position on the targeted amendment of the EU deforestation regulation, with now the European Parliament to finalize the amendments. The regulation is set to be formally adopted by both co-legislators and published in the Official Journal of the EU so that it can enter into force by the end of 2025.
Anti-greenwashing legislation – On August 21, 2024, ESMA published the translation in all official EU languages of its Guidelines on funds’ names using ESG or sustainability-related terms. The Guidelines aim at protecting investors against unsubstantiated or exaggerated sustainability claims in fund names, with an application date of November 21, 2024. The transitional period for funds existing before the application date is until May 2025. Any new funds created after the application date apply the Guidelines immediately.
55
Deutsche Bank
Annual Report 2024 on Form 20-F

In the UK, the FCA released their final Sustainability Disclosure Requirements (SDR) via a Policy Statement (PS23/16), incorporating anti-Greenwashing rules (finalized later via a Guideline document FG24/3), a financial product labelling regime and naming and marketing rules for funds using sustainable terms but without a label. SDR applies to UK firms and their UK domiciled products, with a view to expand to overseas products sold into the UK. The labelling rules became available to use from July 31, 2024, and include four labels: Sustainability Focus, Sustainability Improvers, Sustainability Impact and Sustainability Mixed Goals. Entities need to comply with specific and general qualifying criteria at a minimum of 70% of a fund’s assets, to apply any label. Rules come with associated consumer-facing, pre-contractual and periodic reporting disclosure requirements. Specific criteria apply if using sustainability terms in a fund name (without using a label), which was set to apply from December 2, 2024, but on September 9, 2024, the FCA introduced temporary measures to give firms more time to comply. For funds that submitted their extension requests, they have until April 2, 2025, to comply with the “naming and marketing” element of SDR. All other relevant rules must be complied with. Rules come with associated consumer-facing and pre-contractual disclosure requirements, and also a statement on why no label is being used. SDR is also under consultation to be extended to Portfolio Management (CP24/8). Entity-level reporting becomes necessary based on size of the firm from December 2, 2025, onwards. Distributors have a responsibility to make labels and any consumer-facing disclosures available to consumers.
In the U.S., the Securities and Exchange Commission (SEC) adopted final rules on climate related disclosures in March 2024, however on April 4, 2024, they issued a voluntary stay order on these adopted disclosure rules pending ongoing legal challenges to the rules. These rules require certain registrants to disclose information about their material direct greenhouse gas (GHG) emissions (Scope 1), and material indirect emissions from purchased electricity or other forms of energy (Scope 2), as well as detailed disclosures regarding, among other things, climate-related risks, risk management and governance, climate-related targets and goals, and certain climate-related financial statement footnote disclosures. California Bill AB 1305, which became effective on January 1, 2024, requires companies that operate within California and make certain claims within California regarding carbon neutrality, net zero or reduction of greenhouse gas emissions, and companies purchasing or using carbon offsets in addition to making such claims, to disclose information on the accuracy of the claim, interim progress measures, third-party verification and, if applicable, information on the carbon offsets purchased and emissions data by January 1, 2025. AB 1305 also requires certain factual disclosures from companies that market or sell carbon offsets within California.
Sustainability Due-Diligence – At an EU level, the CSDDD was provisionally agreed by the Member States and the European Parliament in December 2023 and finalized in July 2024. The CSDDD outlines obligations for corporations to identify, mitigate, minimize and prevent adverse impacts on the environment and human rights for their business chain of activities. Member States are currently in the process of issuing national transpositions of this law, which must occur by July 2026. CSDDD will begin applying to certain companies in July 2027, with other categories of companies subject to CSDDD requirements beginning in July 2028 and July 2029. In Germany, the Supply Chain Due Diligence Act (SCDDA or Lieferkettensorgfaltspflichtengesetz/LkSG) has been in place since January 1, 2023, with first reporting for 2023 originally due by April 30, 2024, but extended until December 31, 2025, to align with CSRD-ESRS requirements. After CSDDD was published in the EU Official Journal, amendments to SCDDA were proposed by the Bundestag, but the proposal is currently on hold and will be reviewed following German elections. On October 25, 2024, the German Federal Office for Economic Affairs and Export Control announced that it will not be reviewing the submission and publication of reports under SCDDA until January 1, 2026. Whilst the failure to submit the reports will not be penalized, other due diligence obligations under SCDDA remain in place and will be penalized if violations occur. In early 2025, the French government asked the European Commission to indefinitely delay implementation of the CSDDD. It is unclear what, if anything, the European Commission will do in response to this request.
56
Deutsche Bank
Annual Report 2024 on Form 20-F

Regulation and Supervision

Deutsche Bank’s operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where the bank conducts business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business the bank conducts in a country and how it structures its operations.
Highlights
On October 27, 2021, the European Commission published a proposal for a comprehensive package of reforms with respect to European Union banking rules (“Banking Package 2021”) to ensure that banks become more resilient to potential future economic shocks while contributing to the European Union’s recovery from the COVID-19 pandemic and its transition to climate neutrality. The proposals have aimed to amend the Capital Requirements Regulation (“CRR”), the Capital Requirements Directive (“CRD”) and the Bank Recovery and Resolution Directive (“BRRD”). The amendment of the CRR and CRD (commonly referred to as “CRR3” and “CRD 6”) finalize, in particular, the implementation of the Basel III framework in the European Union and also fully implement the market risk capital changes in the Fundamental Review of the Trading Book (“FRTB”). Another separate proposal entailed combined amendments to the CRR and the BRRD with respect to the resolution regime.
After adoption by the European Parliament and the Council, CRR3 and CRD 6 were published in the EU Official Journal on 19 June, 2024 and entered into force 20 days later on 9 July, 2024. CRR3 applies from January 1, 2025, with certain elements of the regulation being phased in over subsequent years. With some exceptions regarding transposition and application dates, the European Member States shall, in principle, adopt and publish, by 10 January 2026, the laws, regulations and administrative provisions necessary to comply with CRD 6 and apply those measures from 11 January 2026. CRR3 and CRD 6 include, among other things, a gradually introduced output floor establishing minimum risk-weighted assets that will ultimately be set at 72.5% of the risk weighted assets calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the FRTB, adjustments to the Pillar 2 requirements and the systemic risk buffer (“SyRB”), a “fit-and-proper” set of rules for the senior staff managing banks, minimum requirements for the prudential supervision of third-country branches, and a provision for future dedicated legislation on the prudential treatment of crypto asset exposures and interim own-funds requirements for certain crypto-asset exposures. Other measures address sustainability risks by requiring banks to identify, disclose and manage environmental, social and governance risks as part of their risk management framework and include regular climate stress testing by the banks’ supervisors. CRR3 and CRD 6 do not entail any adjustments to the capital requirements for green or brown assets. Rather, climate-related risks are captured by the existing EU risk-based prudential framework.
Certain proposals laid out in the Banking Package 2021 included clarifications to the total loss absorbing capacity (“TLAC”) as well as the minimum requirement for own funds and eligible liabilities (“MREL”) regimes. In October 2022, a regulation regarding the prudential treatment of global systemically important institutions (“G-SIIs”) with a multiple-point-of-entry resolution strategy and the indirect subscription of instruments eligible for meeting MREL (the so-called “Daisy Chain Regulation”) was published in the EU Official Journal, making targeted changes to CRR and BRRD in respect of MREL and TLAC. The changes included the introduction of a deduction regime requiring intermediate parents to deduct from their own internal MREL capacity the amount of their holdings of internal MREL eligible instruments, including own funds, issued by their subsidiaries belonging to the same resolution group, which became effective on January 1, 2024.
According to an assessment conducted by the EBA, the full implementation of the Basel III framework in the European Union could lead to an increase in the minimum capital requirements of all European banks of 9% and 16% for G-SIIs.
The implementation of CRR3 and CRD 6 has the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements and by leading to increased costs.
Deutsche Bank AG is authorized and regulated by the European Central Bank (“ECB”) and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”). Following the departure of the United Kingdom (UK) from the European Union as a result of Brexit, and European Union law ceasing to be applicable in the UK as from end of 2020, Deutsche Bank AG received a new UK authorization (Part 4A) from the Prudential Regulatory Authority (PRA), on December 19, 2022. With respect to its regulated activities in the UK, and the continued operation of its London Branch, Deutsche Bank AG is authorized by the PRA and subject to regulation by the Financial Conduct Authority (FCA) and limited regulation by the PRA.
57
Deutsche Bank
Annual Report 2024 on Form 20-F

Pursuant to that authorization, Deutsche Bank AG continues to provide banking and other financial services in the UK both from its London Branch and also on a cross-border basis. Divergence between UK and European Union law will potentially, and increasingly, pose challenges for both Deutsche Bank AG and the financial services industry generally.
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
Deutsche Bank AG, headquartered in Frankfurt am Main, Germany, is the parent institution of Deutsche Bank Group. Under the CRR, Deutsche Bank AG, as credit institution and parent company, is responsible for regulatory consolidation of all subsidiary credit institutions, financial institutions, asset management companies and ancillary services undertakings. Generally, the bank regulatory requirements under the CRR and the German Banking Act apply both on a stand-alone and a consolidated basis. However, banks forming part of a consolidated group may receive a waiver with respect to the application of specific regulatory requirements on an unconsolidated basis if certain conditions are met. As of December 31, 2024, Deutsche Bank AG benefited from such a waiver, according to which Deutsche Bank AG needs to apply the requirements relating to own funds, large exposures, exposures to transferred credit risks, leverage and disclosure by institutions, as well as certain risk management requirements, only on a consolidated basis.
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
58
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Leverage Ratio
The CRR also provides for a Tier 1 capital-based binding minimum leverage ratio requirement of 3%. The minimum leverage ratio requirement is calculated on a non-risk basis and complements the other risk-based capital requirements. In addition to the minimum leverage ratio requirement, the CRR provides for a leverage ratio buffer requirement for G-SIIs (such as Deutsche Bank), which must be met with Tier 1 capital and is set at 50% of the G-SII's risk-weighted capital buffer rate. Certain aspects relating to the leverage ratio buffer requirement as contained in the CRD (such as, among others, restrictions on the pay out of dividends if the requirements are not met) must be implemented in the laws of the individual Member States.
Pillar 2 Capital Requirements and Guidance
Furthermore, the ECB may impose capital and leverage ratio requirements on individual significant credit institutions which are more stringent than the statutory minimum requirements set forth in the CRR, the German Banking Act or the related regulations. Upon completion of the supervisory review and evaluation process (“SREP”) discussed in greater detail below, the competent supervisory authority makes a SREP decision in relation to each relevant bank, which may include specific capital and liquidity requirements for each affected bank. Any such additional bank-specific capital requirements resulting from the SREP are referred to as Pillar 2 requirements for its solvency ratios in addition to the statutory minimum capital and buffer requirements. Institutions must meet their Pillar 2 requirements with at least 75% of Tier 1 capital and at least 56.25% of Common Equity Tier 1 capital. In its SREP cycle 2023, the ECB has introduced a Pillar 2 requirement for the leverage ratio to address risks of excessive leverage. The Pillar 2 requirement for the leverage ratio became effective on January 1, 2024.
In addition, the ECB may decide following the SREP to communicate to individual banks an expectation to hold a further Pillar 2 Common Equity Tier 1 capital add-on, the so-called Pillar 2 guidance. The ECB has stated that it generally expects banks to meet the Pillar 2 guidance, although it is not legally binding and failure to meet the Pillar 2 guidance does not automatically have legal consequences. The competent supervisory authority may take a range of other measures based on the SREP outcome to address shortcomings in a bank’s governance and risk management processes or its capital or liquidity position, such as prohibiting dividend payments to shareholders or distributions to holders of regulatory capital instruments.
For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Risk and Capital Performance” in Deutsche Bank’s Annual Report 2024.
59
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Separation of Proprietary Trading Activities by Universal Banks
The German Separation Act (Gesetz zur Abschirmung von Risiken und zur Planung der Sanierung und Abwicklung von Kreditinstituten und Finanzgruppen) provides that deposit-taking banks and their affiliates are prohibited from engaging in proprietary trading that does not constitute a service for others, high-frequency trading, and credit or guarantee transactions with hedge funds and comparable enterprises that are substantially leveraged, unless such activities are exempt or excluded, or in the case where no such exemption or exclusion is available, is transferred to a separate legal entity, referred to as a financial trading institution (Finanzhandelsinstitut). The separation requirement applies if certain thresholds are exceeded, which is the case for Deutsche Bank. In addition, the German Separation Act authorizes the BaFin to prohibit the deposit-taking bank and its affiliates, on a case-by-case basis, from engaging in market-making and other activities that are comparable to the activities prohibited by law, if these activities may put the solvency of the deposit-taking bank or any of its affiliates at risk. In the event that the BaFin orders such a prohibition, the respective activities must be discontinued or transferred to a separate financial trading institution. The financial trading institution may be established in the form of an investment firm or a bank and may be part of the same group as the deposit-taking bank. However, it must be economically and organizationally independent from the deposit-taking bank and its other affiliates, and it has to comply with enhanced risk management requirements. Deutsche Bank has established a compliance and control framework to ensure that no prohibited activities are conducted. As a result, Deutsche Bank has not established a financial trading institution.
60
Deutsche Bank
Annual Report 2024 on Form 20-F

Anti-Financial Crime, Money Laundering, Sanctions, Fraud, Bribery and Corruption
Financial sector participants are required to take steps to prevent the abuse of the financial system through money laundering and other financial crime. The European Union has continually sought to strengthen its framework for anti-money laundering and combating the financing of terrorism, in line with international standards set by the Financial Action Task Force. On July 20, 2021, the European Commission presented a new package of legislative proposals to strengthen the existing rules (the “AML/CFT Package”). Upon completion of the legislative process for the AML/CFT Package, the legal instruments forming the AML/CFT Package were published in the EU Official Journal with a July 2024 effective date. One key element of the AML/CFT Package is the establishment of an integrated European AML supervisory system closely involving national supervisors and the newly established EU Anti-Money Laundering Authority (“AMLA”) as well as the creation of the single rulebook expanding the list of obliged entities and including harmonized, more detailed and granular rules on, among other things, customer due diligence, beneficial ownership, and AML/CFT risk management. The requirements of the Anti-Money Laundering Regulation and the Anti-Money Laundering Directive 6 will be applicable from 10 July 2027. Eventually, once the package has been implemented, AMLA will directly supervise certain cross-border financial sector entities in the highest risk category, which is expected to include Deutsche Bank, facilitate cooperation among financial intelligence units and coordinate national authorities. Generally, the requirements (such as know-your-customer requirements) currently set out in the German AML Act (Geldwäschegesetz) and the German Banking Act apply to all business lines and infrastructure units as well as all subsidiaries and affiliates that undertake AML-relevant business and in which Deutsche Bank AG has a dominating influence. A robust and effective internal control environment and adequate infrastructure (comprising people, policies and procedures, controls, testing, IT systems and data) are necessary to ensure that the bank conducts its business and performs its processes in general in compliance with the laws, regulations, and associated supervisory expectations. The bank continually enhances the effectiveness of its internal control environment and improves its infrastructure to revised regulatory requirements and to close gaps identified by the bank and/or by regulators and monitors.
Combatting financial crime and complying with applicable laws and regulations is vital to ensuring the stability of banks, such as Deutsche Bank, and the integrity of the international financial system.
Deutsche Bank is required to comply with economic sanctions laws and regulations in the jurisdictions in which it operates, including sanctions administered and enforced by the United Nations Security Council, the European Union, the United States, the United Kingdom, and other sanctions measures imposed by governments in jurisdictions where the bank acts, as applicable. Deutsche Bank therefore implements a risk-based compliance program reasonably designed to comply with applicable sanctions. As sanctions continue to increase in breadth and complexity, this necessitates continued updating of the bank’s policies, procedures, processes, and controls.
Deutsche Bank, its management board and supervisory board members and its employees, as the case may be, are subject to fraud, bribery and corruption laws and regulations under the German Criminal Code (Strafgesetzbuch) and in the other countries in which it conducts business. The UK Bribery Act 2010 has extraterritorial impact and requires Deutsche Bank to design and develop appropriate measures to mitigate bribery and corruption risk and to administer controls and safeguards to mitigate such risks.
Data Protection and Cyber Risk
Deutsche Bank has to comply with all applicable data protection laws in the countries in which it operates. In Germany and the other European Union Member States, the regulation on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, also referred to as the General Data Protection Regulation (“GDPR”), became applicable in the European Union on May 25, 2018. It relates to data protection and privacy rights of individuals within the European Union and addresses the export of personal data to other jurisdictions. The GDPR primarily aims at giving individuals control over their personal data and to unifying the regulatory environment for cross-border business. The GDPR contains provisions and requirements pertaining to the processing of personal data of individuals and applies to businesses inside the European Union that are processing personal data. The regulation furthermore applies to businesses outside of the European Union if goods or services are offered to data subjects in the European Union, or if the behavior of data subjects in the European Union is being monitored. The GDPR imposes compliance obligations and grants broad enforcement powers to supervisory authorities, including the potential to levy significant fines for non-compliance. For the U.S., Deutsche Bank maintains a cyber security and data privacy program that complies with the Gramm Leach Bliley Act as well as SEC and New York Department of Financial Services rules.
61
Deutsche Bank
Annual Report 2024 on Form 20-F

Under the German Banking Act (Gesetz über das Kreditwesen) and the BaFin’s Minimum Requirements for Risk Management for Banks (Mindestanforderungen an das Risikomanagement) together with the BaFin’s Supervisory Requirements for IT in Financial Institutions (Bankaufsichtliche Anforderungen an die IT), information security needs to be an integral part of a financial institution’s IT strategy and risk management. The BaFin requires that financial institutions establish a comprehensive information and cyber security program, define standards, implement controls and adhere to their resulting security policies and standards in accordance with evolving business requirements, regulatory guidance, and an emerging threat landscape. Information security risk management is part of vendor risk management for any procurement if information technology or outsourcing activity include the use of new technologies like cloud services. Information security risk (also referred to as cyber risk) is a component of operational risk assessed in the context of the SREP under Guidelines on Information and Communication Technology Risk Assessment issued by the EBA, which expects financial institutions to protect the confidentiality, integrity, and availability of customer data and information assets. Such guidelines are complemented by the EBA’s Guidelines on ICT and Security Risk Management. Going forward, the recently adopted Digital Operational Resilience Act (“DORA”), which applies from January 17, 2025, and the pertinent technical standards, introduce a comprehensive framework setting out rules on the digital operational resilience for regulated financial institutions, including Deutsche Bank AG, in a harmonized form throughout the European Union. At the same time, BaFin’s Supervisory Requirements for IT in Financial Institutions will no longer be applicable to financial institutions subject to DORA.
Remuneration Rules
Under the German Banking Act and the German Credit Institution Remuneration Regulation (Institutsvergütungsverordnung), as well as the directly applicable EBA Guidelines on sound remuneration policies under Directive 2013/36/EU, Deutsche Bank AG is subject to certain restrictions on the remuneration it pays to its management board members and employees. These remuneration rules implement requirements of the CRD and impose a cap on bonuses. Pursuant to this cap, the variable remuneration for management board members and employees must not exceed the fixed remuneration. The maximum variable remuneration may be increased to twice the management board member's or employee’s fixed remuneration if expressly approved by the shareholders’ meeting with the required majority. In addition, Deutsche Bank AG is obliged to identify individuals who have a material impact on the bank’s risk profile (“material risk takers”). Such material risk takers are subject to additional rules, such as the requirement that at least 40% or, as the case may be, up to 60% of the variable remuneration granted to them must be on a deferred basis. The minimum deferral period is four years and may increase to five years depending on certain factors. For certain material risk takers the minimum deferral period is set to five years. Also, at least 50% of the variable remuneration for material risk takers must be paid in shares of the bank or instruments linked to shares of the bank. Variable compensation of material risk takers has to be subject to an ex-post risk adjustment mechanism and to a claw back provision in case of personal wrongdoing. These deferral and claw back provisions do not apply to a material risk taker whose variable remuneration does not exceed € 50,000 gross and 1/3 of the total annual remuneration. Finally, Deutsche Bank is required to comply with certain disclosure requirements relating to the remuneration it pays to, and its remuneration principles in respect of, its material risk takers and other affected employees.
In addition, as an issuer whose shares are listed on the New York Stock Exchange (NYSE), the bank has adopted compensation recovery mechanisms to recoup previously awarded compensation in the event of an accounting restatement. See below under “Regulation and Supervision in the United States”.
For details of Deutsche Bank’s remuneration system, see “3 - Compensation Report” in Deutsche Bank’s Annual Report 2024.
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
62
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deposit protection schemes are financed by annual contributions of the participating banks proportionate to their potential liabilities, depending on the amount of covered deposits and the degree of risk the bank is exposed to. A target level of 0.8% of the total covered deposits of the participating banks has been reached by July 3, 2024. Deposit protection schemes may also levy special contributions if required to settle compensation claims.
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
In 2021, the Association of German Banks launched a far-reaching reform project for its Deposit Protection Fund that has started phasing in from 2023 onwards. Deposits held with non-German branches of Deutsche Bank AG are no longer covered unless grandfathering rules apply. Also, absolute cover limit amounts will apply to all depositors. These amounts were € 5 million per depositor from January 1, 2023 onwards which have been reduced to € 3 million from January 1, 2025 and will be further reduced to € 1 million from January 1, 2030. For corporates the limits will be ten times higher but limited to deposits with a maturity of up to twelve months.
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
63
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In addition, the Markets in Financial Instruments Directive (“MiFID”), implemented primarily by the German Securities Trading Act, and the Markets in Financial Instruments Regulation (“MiFIR”) provide for more far-reaching regulation and oversight of financial firms providing investment services or activities in the European Union by covering additional markets and instruments, the extension of pre- and post-trade transparency rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers. The trading venues under supervision include organized trading facilities. In addition, MiFID/MiFIR, also provide for a trading obligation for over-the-counter (“OTC”) derivatives subject to mandatory clearing and which are sufficiently standardized, and investor protection rules that significantly impact the way investment firms distribute products.
The Regulation on Key Information Documents or Packaged Retail and Insurance-based Investment Products (“PRIIPs”) applies since January 1, 2018. It focuses on disclosure and transparency requirements when advising on or selling to clients classified as “retail” structured products and other complex and packaged investment products and aims at increasing investor protection.
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
64
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Supervisory Review and Evaluation Process (SREP)
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
65
Deutsche Bank
Annual Report 2024 on Form 20-F

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
66
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Resolution measures that could be imposed on a failing bank may consist of a range of measures including the transfer of shares, assets or liabilities of the bank to another legal entity, the reduction, including to zero, of the nominal value of shares, the dilution of shareholders of a failing bank or the outright cancellation of shares, or the amendment, modification or variation of the terms of the bank’s outstanding debt instruments, for example by way of deferral of payments or a reduction of the applicable interest rate. Furthermore, by way of a “bail-in”, certain liabilities may be written down, including to zero, or converted into equity after the bank’s regulatory capital has been exhausted.
To ensure that resolution measures can be taken effectively, contractual obligations governed by the laws of a non-EU country or that are subject to jurisdiction outside the European Union are required to include contractual provisions that ensure that the relevant obligation can be bailed in. In the case of financial contracts governed by the laws of a non-EU country or that are subject to jurisdiction outside the European Union, stay acceptance clauses need to be included.
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
The SRB is charged with administering the Single Resolution Fund (“SRF”), a pool of money which is financed by bank levies in the form of annual ex-ante contributions raised at national level, with the target level being 1% of insured deposits of all banks in Member States participating in the SRM. The target level was reached for the first time at the end of the initial build-up period which started in 2016 and ended on December 31, 2023. The SRB continues to verify on an annual basis whether the SRF’s available financial means have diminished below the target level in the relevant contribution period. Based on the 2024 verification exercise, no ex-ante contributions to the SRF were collected from banks in the collection period 2024.
In early 2025, the SRB will verify, again, whether the available financial means in the Single Resolution Fund equal at least 1% of covered deposits held in the banking union. Should that not be the case, the SRB will decide whether ex ante contributions to the SRF will be calculated and restarted to be collected in the 2025 contribution period. The SRF will be used for resolving failing banks after other options, such as the bail-in tool, have been exhausted. In line with the German Recovery and Resolution Act, public financial support for a failing bank should only be used as a last resort, after having assessed and exploited, to the maximum extent possible, resolution measures set forth in the SRM Regulation and the German Recovery and Resolution Act, including the bail-in tool.
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
67
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deutsche Bank AG continues to provide banking and other financial services in the UK both from its London Branch and also on a cross-border basis. In June 2023, the UK enacted the Financial Services and Markets Act 2023, which provides for the eventual repeal of EU financial services laws that were retained and subsequently “assimilated” into UK law in the UK post-Brexit. Such laws have since been subject to consultation and varying degrees of amendment following Brexit, and upon repeal will be replaced by UK rules under a new regulatory framework. The growing divergence between the financial services laws and regulations in the UK and the EEA gives rise to new challenges for both Deutsche Bank AG and the financial services industry generally.
Since Brexit, the subsidiaries of the Deutsche Bank Group have also had to assess whether they conduct regulated activities in the UK (e.g., by providing UK regulated services to UK based clients), and where so, make plans to run off that activity within the UK’s Financial Services Contracts Regime (FSCR) or otherwise ensure such activity can be conducted pursuant to a UK licensing exemption (i.e., the “overseas persons exclusion”). Deutsche Bank subsidiaries conducting contractual run-off operations within the FSCR include BHM (FFT), Norisbank (FFT), DB S.P.A. (Milan), DB SAEU (Madrid), DB Polska (Warsaw) and DB Luxembourg. The regulated activities being conducted by these subsidiaries in a run-off manner are all with respect to retail client activities (largely as a result of clients having moved to the UK since first availing of the services).
Regulation and Supervision in the United States
Deutsche Bank’s operations are subject to extensive federal and state banking, securities and derivatives regulation and supervision in the United States. Deutsche Bank engages in U.S. banking activities directly through its New York branch. It also controls U.S. bank subsidiaries, such as Deutsche Bank Trust Company Americas (“DBTCA”), a U.S. broker-dealer, Deutsche Bank Securities Inc., U.S. non-depository trust companies and other subsidiaries. Deutsche Bank holds its U.S. subsidiaries through two intermediate holding companies, DB USA Corporation, through which Deutsche Bank’s U.S. banking subsidiaries and the large majority of its other U.S. subsidiaries are held, and DWS USA Corporation, through which Deutsche Bank’s U.S. asset management subsidiaries are held.
Deutsche Bank’s operations are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, including the Dodd-Frank Act provisions known as the “Volcker Rule,” which limit the ability of banking entities and their affiliates to engage as principal in certain types of proprietary trading and to sponsor or invest in private equity or hedge funds or similar funds (“covered funds”), subject to certain exclusions and exemptions. In the case of non-U.S. banking entities such as Deutsche Bank AG, these exemptions permit certain activities conducted outside the United States, provided that certain criteria are satisfied. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Volcker Rule also requires banking entities to establish comprehensive compliance programs designed to help ensure and monitor compliance with restrictions under the Volcker Rule.
The Dodd-Frank Act also mandates that regulators provide for greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. U.S. regulators are also able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies. U.S. regulators are also required to impose bright-line debt-to-equity ratio limits on financial companies that the Financial Stability Oversight Council determines pose a grave threat to financial stability if it determines that the imposition of such limits is necessary to minimize the risk.
68
Deutsche Bank
Annual Report 2024 on Form 20-F

Federal Reserve rules set forth how the U.S. operations of certain foreign banking organizations (“FBOs”), such as Deutsche Bank AG, are required to be structured, as well as impose enhanced prudential standards that apply to their U.S. operations. Under these rules, a large FBO with combined U.S. assets of U.S.$ 100 billion or more and U.S. non-branch assets of U.S.$ 50 billion or more, such as Deutsche Bank, is required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (an “IHC”) that holds substantially all of the FBO’s ownership interests in its U.S. subsidiaries. The Federal Reserve Board may permit an FBO subject to the U.S. IHC requirement to establish or designate multiple IHCs upon written request. Deutsche Bank AG submitted such a request and received Federal Reserve Board approval to designate two IHCs: DB USA Corporation and DWS USA Corporation. DWS USA Corporation is a subsidiary of DWS Group GmbH & Co. KGaA, which is approximately 80% owned by Deutsche Bank AG and holds the bank’s Asset Management division and subsidiaries. Each IHC is subject, on a consolidated basis, to the risk-based and leverage capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to large U.S. banking organizations. They are also subject to supplementary leverage ratio requirements, requirements on the maintenance of TLAC and long-term debt, liquidity coverage ratio and net stable funding ratio requirements.
Under the Federal Reserve Board’s October 2019 final rules, U.S. operations of large FBOs are categorized based on size, complexity and risk for purposes of tailoring the application of the U.S. enhanced prudential standards (the “Tailoring Rules”). The Tailoring Rules did not significantly change the capital requirements that apply to DB USA Corporation or DWS USA Corporation, though the Tailoring Rules did provide modest relief for such companies with respect to applicable liquidity requirements so long as their combined weighted short term wholesale funding remains below U.S.$75 billion.
In July 2023, the U.S. federal banking agencies issued a Notice of Proposed Rulemaking (“NPR”) for the implementation of the Final Basel III reforms in the United States. The NPR would implement the most wide-ranging and significant changes to the U.S. capital rules since 2013, requiring Category I-IV banking organizations, including DB USA Corporation, and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the “Expanded Risk-Based Approach.” Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the proposal, DB USA Corporation and its depository institution subsidiaries would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. Recent public statements by U.S. banking officials indicate that the NPR is under reconsideration. In addition, change in leadership at the U.S. federal banking agencies following the 2024 U.S. presidential election has made it uncertain if and when a final rule will be adopted, and if so, whether and to what extent it will differ from the NPR. As a result, the timing and content of any final rule, and the potential effects of any final rule on DB USA Corporation and its depository institution subsidiaries, remain uncertain.
The Federal Reserve Board has the authority to supervise and examine an IHC, such as DB USA Corporation and DWS USA Corporation, and its subsidiaries, as well as U.S. branches and agencies of FBOs, such as Deutsche Bank’s New York branch. An FBO’s U.S. branches and agencies are not required to be held beneath an IHC; however, the U.S. branches and agencies of an FBO are subject to certain separate liquidity requirements, as well as other enhanced prudential standards applicable to the combined U.S. operations, such as risk management and oversight and, under certain circumstances, asset maintenance requirements. Additionally, the FBO itself is subject to certain requirements related to the adequacy and reporting of the FBO’s home country capital and stress testing regime.
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
69
Deutsche Bank
Annual Report 2024 on Form 20-F

As a bank holding company with assets of U.S.$ 250 billion or more whose combined U.S. operations meet the criteria for a “triennial full filer”, Deutsche Bank AG is required under Title I of the Dodd-Frank Act to prepare and submit to the Federal Reserve Board and the FDIC a resolution plan (the “U.S. Resolution Plan”) on a timeline prescribed by such agencies, alternating between filing a full plan and a targeted plan. The U.S. Resolution Plan must demonstrate that Deutsche Bank AG has the ability to execute a strategy for the orderly resolution of its designated U.S. material entities and operations. For foreign-based companies subject to these resolution planning requirements such as Deutsche Bank AG, the U.S. Resolution Plan relates only to subsidiaries, branches, agencies and businesses that are domiciled in or whose activities are carried out in whole or in material part in the United States. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation would provide liquidity and capital support to its U.S. material entity subsidiaries and ensure their solvent wind-down outside of applicable resolution proceedings. In December 2021, Deutsche Bank filed its first ‘targeted’ 2021 U.S. Resolution Plan, which described the core elements of Deutsche Bank’s U.S. resolution strategy — such as capital, liquidity, and recapitalization strategies — as well as how Deutsche Bank integrated lessons learned from its response to the COVID-19 pandemic into its resolution planning process. On December 16, 2022, the Federal Reserve Board and the FDIC announced the results of their review of Deutsche Bank’s 2021 U.S. Resolution Plan, as well as those of other banks and did not find any shortcomings or deficiencies in Deutsche Bank’s plan. In their feedback letter to Deutsche Bank, the agencies noted areas where further progress would help improve resolvability, which Deutsche Bank must address in its next full resolution plan submission, which is due by October 1, 2025. The deadline reflects an extension by the agencies from the original due date of July 1, 2024, to allow firms additional time to come into compliance with new guidance finalized on August 5, 2024 by the Federal Reserve Board and FDIC for the resolution plans of certain large foreign filers, including Deutsche Bank AG.
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
DB USA Corporation and DWS USA Corporation are each subject, on an annual basis, to the Federal Reserve Board’s supervisory stress testing and capital requirements. DB USA Corporation and DWS USA Corporation are also subject to the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”), which is an annual supervisory exercise that assesses the capital positions and planning practices of large bank holding companies and IHCs. On June 26, 2024, the Federal Reserve Board publicly released the results of its annual supervisory stress test, which showed that DB USA Corporation and DWS USA Corporation would continue to have capital levels above minimum requirements even under the stress test’s severely adverse scenario. DB USA Corporation and DWS USA Corporation submitted their annual capital plans in April 2024 and will make their next capital plan submissions to the Federal Reserve Board in April 2025. The CCAR process combines the CCAR quantitative assessment and the buffer requirements in the Federal Reserve Board’s capital rules to create an integrated capital buffer requirement. Amendments in 2020 eliminated the quantitative and qualitative ‘pass/fail’ assessments from CCAR and modified the static capital conservation buffer to incorporate an institution-specific stress capital buffer (“SCB”), which is floored at 2.5%. The SCB equals (i) a bank holding company's projected peak-to-trough decline in Common Equity Tier 1 capital under the annual CCAR supervisory severely adverse stress testing scenario prior to any planned capital actions, plus (ii) one year of planned common stock dividends. The SCB is reset each year. On August 28, 2024, the Federal Reserve Board announced an SCB for each CCAR firm based on 2024 supervisory stress testing results, which for DB USA Corporation was 13.9% and for DWS USA Corporation was 5.6%. This SCB became effective October 1, 2024, and will remain in effect until September 30, 2025, at which point the size of the SCB for each of Deutsche Bank’s IHCs will be recalibrated based on the results of the 2025 stress tests, which are expected to be released in June 2025.
In December 2024, a group of trade associations representing banking organizations in the United States sued the Federal Reserve for allegedly violating the Administrative Procedure Act by developing annual stress-testing hypothetical scenarios and models – which are used in the annual supervisory stress testing process to calculate an institution’s SCB – without publishing the hypothetical scenarios and models for public comment. In the same month, the Federal Reserve announced that it will soon seek public comment on significant changes to improve the transparency of its bank stress tests and to reduce the volatility of resulting SCB requirements. These changes may include: (i) disclosing and seeking public comment on the models that determine the hypothetical losses and revenue of banks under stress; (ii) averaging the stress test results over two years to reduce the year-over-year changes in the SCB; and (iii) ensuring that the public can comment on the hypothetical scenarios used annually for stress testing, before the scenarios are finalized.
Large U.S. bank holding companies and certain of their subsidiary depositary institutions are subject to LCR requirements that are generally consistent with the Basel Committee’s revised Basel III liquidity standards. These LCR requirements are applicable to DB USA Corporation, DWS USA Corporation and DBTCA. The current LCR requirements applicable to these entities provide for 85 percent coverage of net outflows over a projected 30-day period. These firms are required to publicly report LCR information on a quarterly basis.
70
Deutsche Bank
Annual Report 2024 on Form 20-F

On October 20, 2020, the Federal Reserve Board and other U.S. regulators finalized rules implementing the second element of the Basel III liquidity framework, the net stable funding ratio (“NSFR”). DB USA Corporation, DWS USA Corporation and DBTCA are subject a reduced NSFR requirement, reflecting 85 percent of the required stable funding amount, so long as the IHCs’ combined weighted short term wholesale funding remains below $75 billion. These firms are required to calculate the NSFR on a daily basis and to publicly report NSFR information on a semi-annual basis.
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
In December 2023, the CFTC published a notice of proposed rulemaking to require swap dealers, such as Deutsche Bank AG, to document, implement, and maintain an operational resilience framework reasonably designed to identify, monitor, manage, and assess risks relating to information and technology security, third-party relationships, and emergencies or other significant disruptions to normal business operations. The proposed rule, which was open for industry review and comment until April 1, 2024, may be amended prior to finalization. Deutsche Bank AG reviewed the rule proposal and will continue to consider its compliance framework in this respect.
71
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Effective May 28, 2024, the SEC adopted its long-anticipated final rules requiring registrants to provide certain climate-related information in their registration statements and annual reports, including climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The rules also require disclosures related to climate-related risks, Scope 1 and Scope 2 greenhouse gas (GHG) emissions and climate-related financial metrics. These rules are the result of years of significant debate and the topic of sharp political divide. Federal litigation is already underway challenging the rules, and it is unclear how the new U.S. administration will affect the future of these rules.
On June 28, 2024, the U.S. Supreme Court overruled longstanding judicial precedent regarding agency deference with its decision in Loper Bright Enterprises v. Raimondo, 603 U.S. 369 (2024). Under Chevron U.S.A. Inc. v. Natural Resources Defense Council, Inc., 467 U.S. 837 (1984), where U.S. laws, including banking laws, were ambiguous on an issue, an agency’s reasonable interpretation of it received mandatory judicial deference. The Supreme Court overruled this keystone of administrative law and stated that courts no longer need to defer to the interpretations of laws by agencies, including Deutsche Bank’s U.S. regulators. This decision has already and will continue to lead to significant scrutiny of regulatory actions as well as increased challenges of agency overreach. Deutsche Bank is reviewing the potential implications of this legal shift on its U.S. regulatory landscape.
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
72
Deutsche Bank
Annual Report 2024 on Form 20-F

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
The Federal Reserve Board has implemented a supervisory rating system for bank holding companies with U.S.$ 100 billion or more in total consolidated assets and for IHCs with U.S.$ 50 billion or more in total consolidated assets, such as DB USA Corporation. The supervisory rating system also generally applies to DWS USA Corporation. Under the supervisory rating system, covered companies receive separate ratings from the Federal Reserve for (i) capital planning and positions, (ii) liquidity risk management and positions and (iii) governance and controls. Each of these component areas will receive one of the following four ratings: (i) Broadly Meets Expectations, (ii) Conditionally Meets Expectations, (iii) Deficient-1, and (iv) Deficient-2. A covered company must maintain a rating of Broadly Meets Expectations or Conditionally Meets Expectations for each of the three components to be considered “well managed.”
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
73
Deutsche Bank
Annual Report 2024 on Form 20-F

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
74
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The special assessment allows banking organizations to deduct U.S.$5 billion of uninsured deposits from their insured depository institutions’ assessment bases. For banking organizations like DB USA Corporation that have multiple insured depository institutions, the deduction is distributed across the affiliated insured depository institutions. The FDIC has started collecting the special assessment at an annual rate of approximately 13.4 basis points, over an initial eight-quarter assessment period, beginning with the first quarter of 2024. The FDIC currently projects that it will collect for an additional two quarters beyond the initial eight-quarter period, at a lower rate.
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
75
Deutsche Bank
Annual Report 2024 on Form 20-F

Organizational Structure

In 2024, Deutsche Bank operated its business along the structure of four corporate divisions. Deutsche Bank AG is the direct or indirect holding company for its subsidiaries. The following table sets forth the significant subsidiaries the Group owns, directly or indirectly, as of December 31, 2024. Deutsche Bank used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. The bank does not have any other subsidiaries it believes are material based on other less quantifiable factors.
Deutsche Bank owns 100 % of the equity and voting interests in these subsidiaries except for DWS Group GmbH & Co. KGaA, of which it owns 79.49 % of equity and voting interests. These subsidiaries are included in the consolidated financial statements and prepare standalone financial statements as of December 31, 2024. The principal countries of operations are the same as the countries of incorporation.
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
Property and Equipment
As of December 31, 2024, Deutsche Bank operated in 56 countries out of 1,307 branches around the world, of which 67 % were in Germany. The Group leases a majority of its offices and branches under long-term agreements.
Deutsche Bank continues to review its property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses. Please see Note 21 “Property and Equipment” to the consolidated financial statements for further information.
Information required by subpart 1400 of SEC Regulation S-K
Please see pages S-1 through S-11 of the Supplemental Financial Information (Unaudited), which pages are included herein, for information required by subpart 1400 of SEC Regulation S-K.
76
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 4A: Unresolved Staff Comments

Deutsche Bank has not received written comments from the Securities and Exchange Commission regarding its periodic reports under the Exchange Act, as of any day 180 days or more before the end of the fiscal year to which this Annual Report relates, which remain unresolved.
Item 5: Operating and Financial Review and Prospects
Overview
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in “Item 18: Financial Statements” of this document, on which Deutsche Bank has based this discussion and analysis.
The Group has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board.
Material accounting policies and critical accounting estimates
The Group’s material accounting policies are essential to understanding its reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the bank’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Note 1 “Material accounting policies and critical accounting estimates” to the consolidated financial statements for a discussion on the Group’s material accounting policies and critical accounting estimates.
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
77
Deutsche Bank
Annual Report 2024 on Form 20-F

Operating results

The following discussion and analysis should be read in conjunction with the bank’s consolidated financial statements.
Executive summary
Please see “Combined Management Report: Operating and financial review: Executive summary” in the Annual Report 2024.
Trends and uncertainties
For insight into the trends impacting the bank’s performance please see the “Combined Management Report: Operating and financial review” section of the Annual Report 2024. Key risks and uncertainties for the bank are discussed in “Item 3: Key Information – Risk Factors”.
The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Successful achievement of the bank’s 2025 strategic targets may be adversely impacted by reduced revenue generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include but are not limited to the challenging macroeconomic environment in Europe, in particular Germany, and the potential for a re-emergence of inflationary pressures impacting the interest rate outlook. A number of geopolitical trends may exacerbate these risks, including potential for widespread imposition of trade tariffs by the new U.S. administration. Other risk factors include cyber events, the ongoing headwinds posed by regulatory reforms and the effects on the bank’s legal and regulatory proceedings. In 2024, focus remained on the impacts of higher interest rates on the bank’s portfolios, including Commercial Real Estate where market conditions have stabilized but a meaningful recovery is not expected until the second half of 2025. The bank’s German retail and corporate portfolios also faced increasing headwinds, but quality remains overall resilient. These trends could continue to drive high levels of uncertainty and impact the Group’s operations, strategic plans and financial targets.
Opportunities may arise if macroeconomic conditions, the inflation and interest rate environment improve beyond currently forecasted levels which suggest slightly stronger, albeit still weak, GDP growth in Europe but a moderate slowdown in the U.S. and China in 2025 compared to last year. A better macroeconomic environment could lead to higher revenues and support the Group’s ability to meet its 2025 financial targets. In addition, the credit environment could improve further on the back of stabilized European growth and solid growth still expected in the U.S.; as well as a continued easing of monetary policy by major central banks in 2025, which may result in a decrease in expected credit losses from currently forecasted levels. At the same time, potentially higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients navigate such financial markets. Focusing on and investing in Deutsche Bank’s areas of core strengths and the implementation of the bank’s strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.
In addition to the risks outlined above, risks to the divisional outlook include second order effects on energy and supply chain disruptions from geopolitical uncertainty which may also have an adverse impact on client activity. Client activity and investors’ confidence could also be impacted by market uncertainties including higher than expected volatility in equity and credit markets.
78
Deutsche Bank
Annual Report 2024 on Form 20-F

Results of operations
Please see “Combined Management Report: Operating and financial review: Results of operations” in the Annual Report 2024 and the Group’s discussion of Non-GAAP financial measures in the “Supplementary Information (Unaudited): Non-GAAP financial measures”.
Financial position
Please see “Combined Management Report: Operating and financial review: Financial position” in the Annual Report 2024.
Liquidity and capital resources
Deutsche Bank believes that its working capital is sufficient for the bank’s present requirements.
For a detailed discussion of the bank’s liquidity risk management, see “Combined Management Report: Risk Report: Liquidity risk” in the Annual Report 2024.
For a detailed discussion of the Group’s capital management, see “Combined Management Report: Risk Report: Capital management” in the Annual Report 2024.
Post-employment benefit plans
Please see “Combined Management Report: Employees: Post-employment benefit plans” in the Annual Report 2024.
Off-balance sheet arrangements
For information on the nature, purpose and extent of the Group’s off-balance sheet arrangements, please see Note 38 “Structured entities” to the consolidated financial statements. For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to “Combined Management Report: Risk Report: Asset quality: Allowance for credit losses” in the Annual Report 2024 and Note 19 “Allowance for credit losses” to the consolidated financial statements. For information on irrevocable lending commitments and contingent liabilities with respect to third parties, please see Note 28 “Credit related commitments and contingent liabilities” to the consolidated financial statements.
Tabular disclosure of contractual obligations
Please see “Combined Management Report: Operating and financial review: Tabular disclosure of contractual obligations” in the Annual Report 2024.
Research and development, patents and licenses
Not applicable.
79
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Age limits for members of the Management Board are defined contractually. Accordingly, the appointment as member of the Management Board shall end in principle with the close of the ordinary general meeting in the year in which the Management Board Member reaches the retirement age according to the rules of the German statutory pension insurance scheme applicable in Germany for the long-time insured to claim an early retirement pension (“Renteneineintrittsalter zur vorzeitigen Inanspruchnahme der Altersrente für langjährig Versicherte”), which is currently 63 years of age. Age limits also exist for the members of the Supervisory Board according to the terms of reference (Geschäftsordnung) for the Supervisory Board. There is a maximum age limit of 70 years for members of the Supervisory Board. In exceptional cases, a Supervisory Board member can be elected or appointed for a period that extends no longer than until the end of the fourth ordinary general meeting that takes place after he/she has reached the age of 70.
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
80
Deutsche Bank
Annual Report 2024 on Form 20-F

Supervisory Board and Management Board
In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent businessperson, and they are liable to the bank for damages if they fail to do so.
The liability of the members of the Management Board or the Supervisory Board under the German Stock Corporation Act for breach of their fiduciary duties is to the company rather than individual shareholders. However, individual shareholders that hold at least 1 % or € 100,000 of the subscribed capital and are granted standing by the court may also invoke such liability to the company. The underlying concept is that all shareholders should benefit equally from amounts received under this liability by adding such amounts to the company’s assets rather than disbursing them to plaintiff shareholders. Deutsche Bank may waive the right to claim damages or settle these claims if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the General Meeting with a simple majority of the votes cast, and provided that opposing shareholders holding, in the aggregate, one tenth or more of its share capital do not have their opposition formally noted in the minutes.
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
Each member of the Supervisory Board generally serves for a fixed term of approximately five years. For the election of shareholder representatives, the term of shareholder representatives is usually limited to approximately four years by the General Meeting since 2021. Pursuant to German law, the term expires at the latest at the end of the Annual General Meeting that approves and ratifies such member’s actions in the fourth fiscal year after the year in which the Supervisory Board member was elected. Supervisory Board members may also be re-elected. The shareholders may, by a majority of the votes cast in a General Meeting, remove any member of the Supervisory Board the shareholders have elected in a General Meeting. The employees may remove any member they have elected by a vote of three-quarters of the employee votes cast.
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
For additional information on Deutsche Bank’s Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement: Management Board and Supervisory Board: Supervisory Board” in the Annual Report 2024.
Committees of the Supervisory Board
For information on the committees of the bank’s Supervisory Board, please see “Corporate Governance Statement: Management Board and Supervisory Board: Committees of the Supervisory Board” in the Annual Report 2024.
The business address of the members of the Supervisory Board is the same as Deutsche Bank’s business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.
81
Deutsche Bank
Annual Report 2024 on Form 20-F

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
– Filing petitions to set aside shareholders’ resolutions
– Preparing and executing shareholders’ resolutions and
– Reporting to the Supervisory Board
For additional information on Deutsche Bank’s Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement: Management Board: Composition of the Management Board” in the Annual Report 2024. The Terms of Reference of the Management Board are published on the bank’s website www.db.com/ir/en/documents.htm.
82
Deutsche Bank
Annual Report 2024 on Form 20-F

Board practices of the Management Board

The Terms of Reference for the Management Board are in accordance with the Supervisory Board resolution of January 31, 2024. These Terms of Reference provide that the members of the Management Board have the collective responsibility for managing Deutsche Bank. Notwithstanding this principle, the allocation of functional responsibilities to the individual members of the Management Board and member substitutions (in case of temporary absence) are set out in the Business Allocation Plan for the Management Board in accordance with the Supervisory Board resolution of September 10, 2024. The allocation of functional responsibilities does not exempt any member of the Management Board from collective responsibility for the management of the business. The members of the Management Board are responsible for the proper performance and/or delegation of its duties and the clear allocation of accountabilities and responsibilities within the area of its functional responsibility (so-called “Ressort”) in accordance with the Business Allocation Plan.
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
Section 161 of the German Stock Corporation Act requires that the management board and supervisory board of any German stock exchange-listed company declare annually that the company complies with the recommendations of the German Corporate Governance Code or, if not, which recommendations the company does not comply with and why it does not comply with these recommendations (so-called “comply or explain”-principle). On some points, these recommendations go beyond the requirements of the German Stock Corporation Act. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with Section 161 of the German Stock Corporation Act in October 2024, which is available on the bank’s internet website at www.db.com/ir/en/documents.htm under the heading “Declaration of Conformity pursuant to Section 161 German Stock Corporation Act (AktG), Oct 2024”.
For information on the Management Board’s terms of office, please see “Corporate Governance Statement: Management Board: Composition of the Management Board” in the Annual Report 2024. For details of the Management Board’s service contracts providing benefits upon termination, please see “Compensation Report: Benefits as of the end of the mandate” and “Compensation Report: Benefits upon Early Termination” in the Management Report of the Annual Report 2024.
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
Compensation
For information on the compensation of the members of the bank’s Management Board, see Compensation Report: Management Board Compensation Report” in the Annual Report 2024.
For information on the compensation of the members of the bank’s employees, see Compensation Report: Employee Compensation Report” in the Annual Report 2024.
For information on the compensation of the members of the bank’s Supervisory Board, see Compensation Report: Compensation System for Supervisory Board Members” in the Annual Report 2024.
83
Deutsche Bank
Annual Report 2024 on Form 20-F

Employees
Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including Deutsche Bank and its material German subsidiaries, are members of the employers’ association and are bound by collective bargaining agreements.
Accordingly, the bank’s employers’ association, the “Arbeitgeberverband des privaten Bankgewerbes e.V.”, regularly renegotiates the collective bargaining agreements that cover many of the Group’s employees. The last agreement was reached in July 2024. As part of the final package, salaries were increased in three steps by in total 10.5%, the first step being 5.5% from August 2024, the second step being 3.0% from August 2025 and the third step being 2.0% from July 2026. This collective wage agreement will last until end of September 2026.
Deutsche Bank’s employers’ association negotiates with the following unions:
– ver.di (Vereinte Dienstleistungsgewerkschaft)
– Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
Many employees of Deutsche Bank, who are former employees of the merged Postbank, are covered by in-house collective bargaining agreements that are agreed between Deutsche Bank and trade unions directly.
The last agreement was reached in May 2024. As part of the final package, salaries were increased in two steps by a total of 11.5%, the first step being 7.0% but at least € 270 from June 2024 and the second step being 4.5% from July 2025. This collective wage agreement will last until end of March 2026.
In the afore mentioned context Deutsche Bank negotiates with the following unions:
– ver.di (Vereinte Dienstleistungsgewerkschaft)
– Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
– Kommunikationsgewerkschaft DPV (DPVKOM)
– komba gewerkschaft (komba)
As German law prohibits the bank from asking its employees whether they are members of labor unions, there is no record of how many of the bank’s employees are union members.
On the basis of the agreement on cross-border information and consultation of Deutsche Bank employees in the EU concluded on September 10, 1996, all employees in the EU are represented by the European Works Council. This adds up to around 50% of the Group's total workforce.
Share Ownership
For the share ownership of the Group’s Management Board, see “Management Report: Compensation Report: Management Board Share Ownership” in the Annual Report 2024.
For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement/Corporate Governance Report: Reporting and Transparency: Directors’ Share Ownership” in the Annual Report 2024.
For a description of the Group’s employee share programs, please see Note 33 “Employee Benefits” to the consolidated financial statements.
84
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders
On December 31, 2024, Deutsche Bank’s issued share capital amounted to € 5,106,436,078.08 divided into 1,994,701,593 no par value ordinary registered shares.
On January 3, 2025, Deutsche Bank cancelled 46,448,708 of no par value ordinary registered shares owned by Deutsche Bank, representing € 118,908,692.48. Following this cancellation, Deutsche Bank’s issued share capital amounted to € 4,987,527,385.60 divided into 1,948,252,885 no par value ordinary registered shares.
On December 31, 2024, Deutsche Bank had 536,633 registered shareholders. 891,627,613 of the bank’s shares were registered in the names of 526,686 shareholders resident in Germany, representing 45.77% of the share capital. 270,096,160 of Deutsche Bank’s shares were registered in the names of 500 shareholders resident in the United States, representing 13.86% of the share capital.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach or cross certain thresholds to notify both the corporation and the BaFin of such change within four trading days. The minimum disclosure threshold is 3% of the corporation’s issued voting share capital.
BlackRock, Inc., Wilmington, DE, has notified Deutsche Bank that as of October 1, 2024 it held 6.005% of the bank’s shares. Deutsche Bank has received no further notification by BlackRock, Inc., Wilmington, DE, through February 3, 2025.
The Capital Group Companies, Inc., Los Angeles, CA, has notified Deutsche Bank that as of January 7, 2025 it held 5.06% of the bank’s shares. Deutsche Bank has received no further notification by The Capital Group Companies, Inc., Los Angeles, CA, through February 3, 2025.
Paramount Service Holding Ltd. S.ÀR.L., British Virgin Islands, has notified Deutsche Bank that as of January 25, 2023 it held 4.54% of the bank’s shares. Deutsche Bank has received no further notification by Paramount Service Holding Ltd. S.ÀR.L., British Virgin Islands, through February 3, 2025.
Supreme Universal Holdings Ltd., Cayman Islands, has notified Deutsche Bank that as of August 20, 2015 it held 3.05% of the bank’s shares. Deutsche Bank has received no further notification by Supreme Universal Holdings Ltd., Cayman Islands, through February 3, 2025.
Over the last three years, Deutsche Bank has been notified of the following changes with regards to the minimum disclosure threshold.
85
Deutsche Bank
Annual Report 2024 on Form 20-F

	Disclosure date	% of outstanding shares held at disclosure date
Amundi S.A.	February 1, 2023	2.97
	October 19, 2022	3.07
	October 3, 2022	2.90
	September 27, 2022	3.10
	July 28, 2022	2.78
	June 22, 2022	3.08
	June 21, 2022	2.89
	June 20, 2022	3.07
	May 5, 2022	2.69
	April 27, 2022	3.08

BlackRock, Inc.	October 1, 2024	6.01
	February 9, 2024	5.86
	February 8, 2024	5.78
	March 31, 2023	5.38
	March 30, 2023	5.01
	March 24, 2023	3.81

The Capital Group Companies, Inc.	January 7, 2025	5.06
	April 10, 2024	3.04
	April 12, 2022	0.01

Douglas L. Braunstein (Hudson Executive Capital LP)[1]	January 25, 2024	0.92

Paramount Service Holding Ltd. S.ÀR.L.[2]	January 25, 2023	4.54

Stephen A. Feinberg (Cerberus)[3]	January 10, 2022	1.99

1 From previously 3.18 % of Deutsche Bank shares as of November 20, 2020
2 From previously 3.05 % of Deutsche Bank shares as of August 20, 2015
3 From previously 3.001 % of Deutsche Bank shares as of November 14, 2017
Deutsche Bank is neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.
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
86
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deutsche Bank conducts its business with these companies on terms equivalent to those that would prevail if the bank did not have equity holdings in them or management members in common, and the bank has conducted business with these companies on that basis in 2024 and prior years. None of these transactions is or was material to the bank.
Among Deutsche Bank’s business with related party companies in 2024, there have been and currently are loans, guarantees and commitments, which totaled € 77 million (including loans amounting to € 73 million) as of December 31, 2024, compared to € 42 million (including loans amounting to € 41 million) as of December 31, 2023.
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
The Group did not have any impaired loans to related parties in 2024 and 2023.
Interests of Experts and Counsel
Not required because this document is filed as an Annual Report.
87
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 8: Financial Information

Consolidated statements and other financial information
Consolidated financial statements
The financial statements of this Annual Report on Form 20-F consist of the consolidated financial statements including Notes 1 to 42 thereto, which are set forth as Part 2 of the Annual Report 2024, and, as described in Note 1 “Material accounting policies and critical accounting estimates” thereto under “Basis of accounting”, certain parts of the Combined Management Report set forth as Part 1 of the Annual Report 2024. Such consolidated financial statements have been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2024.
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
For the financial year 2024, the Management Board intends to propose to the Annual General Meeting a dividend of € 0.68 per share, after having paid a dividend of € 0.45 per share for 2023 and € 0.30 per share for 2022.
For the financial year 2025 and subsequent years, the bank targets a payout ratio of 50% of net income attributable to Deutsche Bank shareholders, delivered through a combination of cash dividends and share buybacks. These distributions to shareholders are subject to shareholder authorization and German corporate law requirements, and in the case of share buybacks, regulatory approval. The bank has received supervisory approval for a share repurchase of € 750 million, which it aims to materially complete by the third quarter of 2025, having completed € 675 million in share repurchases in 2024 and € 450 million in 2023, and it plans to propose a dividend in respect of the 2024 financial year of € 0.68 per share, or approximately € 1.3 billion, up from € 0.45 per share for 2023, at the bank’s Annual General Meeting in May 2025. For the financial year 2025, Deutsche Bank aims for cash dividends of € 1.00 per share, subject to a 50% payout ratio limitation relative to net income attributable to Deutsche Bank shareholders. Deutsche Bank will continue to target a payout ratio of 50% after 2025 through share buybacks and cash dividends, with cash dividends growing more moderately compared to increases seen in recent years. The bank has set a capital distribution goal of € 8 billion in respect of the financial years 2021-2025, to be paid in 2022-2026, and believes that it is positioned to exceed this objective if it achieves its financial targets.
However, Deutsche Bank cannot assure investors that it will pay dividends or conduct share buybacks as it did in previous years, nor at any other level, or at all, in any future period. If Deutsche Bank AG is not profitable enough, it may not pay dividends or conduct share buybacks at all. Furthermore, if Deutsche Bank AG fails to meet the regulatory capital adequacy requirements under CRR/CRD (including individually imposed capital requirements (“Pillar 2” requirements) and the combined buffer requirement), it may be prohibited from making, and the ECB or the BaFin may suspend or limit, the payment of dividends or execution of share buybacks. In particular, a credit institution, such as Deutsche Bank, will be considered as failing to meet the combined buffer requirement when it does not have sufficient own funds in an amount and of the quality needed to meet at the same time (i) its minimum capital requirements under the CRR, (ii) certain Pillar 2 capital requirements, and (iii) the sum of the capital buffers applicable to the relevant credit institution. In calculating the respective amounts that may be distributed (“Maximum Distributable Amount” or “MDA”), the bank will have to take into account certain Pillar 2 capital requirements. Since January 2022, the Group has also been subject to MDA restrictions, including a Pillar 2 capital requirement for the leverage ratio, in instances of non-compliance with its leverage ratio buffer introduced in the CRR. In addition, Deutsche Bank is subject to additional restrictions on distributions if it breaches the harmonized minimum TLAC requirement under the CRR or its institution-specific minimum requirement for own funds and eligible liabilities (MREL) set by the Single Resolution Board.
88
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In order to meet the German corporate law requirements, Deutsche Bank AG’s dividends and capacity to conduct share buybacks are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with the German Commercial Code (HGB). Deutsche Bank AG’s Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and its Supervisory Board, which reviews the financial statements, first allocate part of Deutsche Bank AG’s annual surplus (if any) to Deutsche Bank AG’s statutory reserves and to any losses carried forward, in accordance with applicable legal requirements. Deutsche Bank then allocates the remainder of any surplus to other revenue reserves (or retained earnings) and balance sheet profit. Deutsche Bank may allocate up to one-half of this remainder to other revenue reserves and must allocate at least one-half to balance sheet profit. A profit distribution from the balance sheet profit is only permitted to the extent that the balance sheet profit plus distributable earnings exceed potential dividend blocking items, which consist primarily of deferred tax assets, self-developed software and unrealized gains on plan assets, all net of respective deferred tax liabilities.
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
Significant changes
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2024.
89
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Deutsche Bank maintains a share register in Frankfurt am Main and, for the purposes of trading the bank’s shares on the New York Stock Exchange, a share register in New York.
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
Annual Report 2024 on Form 20-F

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
91
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Under German law, upon the bank’s request a registered shareholder must inform the bank whether that shareholder owns the shares registered in its name or whether that shareholder holds the shares for any other person as a nominee shareholder. Both the nominee shareholder and the person for whom the shares are held have an obligation to provide the same personal data as required for registration in the share register with respect to the person for whom the shares are held.
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
92
Deutsche Bank
Annual Report 2024 on Form 20-F

Share Register
Deutsche Bank maintains a share register with Link Market Services GmbH and its New York transfer agent, pursuant to an agency agreement between Deutsche Bank and Link Market Services GmbH and a sub-agency agreement between Link Market Services GmbH and the New York transfer agent.
Any shareholder may request information about the data concerning its person that have been entered in the share register. The share register generally contains each shareholder's surname, first name, date of birth, address, electronic address, if any, and the number or the quantity of the shares held. Shareholders may prevent their personal information from appearing in the share register by holding their securities through a bank or custodian. Although the shareholder would remain the beneficial owner of the securities, only the bank's or custodian's name would appear in the share register. In this case, the exercise of certain shareholder rights will depend on the cooperation of the bank or custodian.
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
93
Deutsche Bank
Annual Report 2024 on Form 20-F

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
94
Deutsche Bank
Annual Report 2024 on Form 20-F

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
95
Deutsche Bank
Annual Report 2024 on Form 20-F

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
96
Deutsche Bank
Annual Report 2024 on Form 20-F

Review by the German Federal Ministry of Economic Affairs and Climate Action of Acquisition of 10% of voting rights or more
Pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) and the German Foreign Trade Regulation (Außenwirtschaftsverordnung), acquisitions may be reviewed by the German Federal Ministry of Economic Affairs and Climate Action (the “Ministry”) where the initial direct or indirect acquisition of voting rights in a German company by investors from outside the European Union (EU) and the European Free Trade Association (Iceland, Lichtenstein, Norway and Switzerland) exceed 10%, 20% or 25%, or where voting rights in a German company by investors outside the EU or European Free Trade Association exceed 20%, 25%, 40%, 50% or 75% through direct or indirect subsequent acquisitions. Both the thresholds for the applicable initial voting rights (10%, 20% or 25%) and whether a filing obligation exists or not, depend on the industry sector the target company is active in. The Ministry must be notified in writing regarding the conclusion of a contract where the direct or indirect acquisition by an investor from outside the European Union and the European Free Trade Association is 10% or 20% (or where the direct or indirect subsequent acquisitions exceeding 20%, 25%, 40%, 50% or 75% of the voting rights) of the voting rights in a German company which operates certain critical infrastructure (including inter alia certain services in the financial sector) or operates in other certain sensitive sectors (including inter alia certain technologies, IT, telecommunication, healthcare or the media). The Ministry must also be notified in writing regarding the conclusion of a contract where there is a direct or indirect acquisition by an investor from outside Germany of 10% or more of the voting rights in a German company operating in the defense or cryptology sectors (or where the direct or indirect subsequent acquisitions exceeds 20%, 25%, 40%, 50% or 75% of the voting rights). If Deutsche Bank is considered to be a company which operates in any such critical infrastructure or sensitive sector, the Ministry would need to be notified of an acquisition of voting rights in Deutsche Bank that meets the abovementioned thresholds. Pending clearance by the Ministry, an acquisition subject to this notification requirement must not be consummated without clearance and its implementation would be legally void, unless the acquisition is made via a stock exchange in which case the acquisition of voting rights becomes legally effective but the voting rights must not be exercised pending clearance.
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
97
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Moreover, in response to the war in Ukraine the European Union, the United States, the United Kingdom and others imposed broad-based sanctions against natural and legal persons residing in Russia, Belarus, and certain regions of Ukraine and/or of Russian or Belarusian nationality.
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
98
Deutsche Bank
Annual Report 2024 on Form 20-F

Taxation
The following is a general summary of material German and United States federal income tax consequences of the ownership and disposition of shares for a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) who is fully eligible for benefits under the Treaty. A U.S. resident will generally be entitled to Treaty benefits if it is:
– The beneficial owner of shares (and of the dividends paid with respect to the shares)
– An individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries.
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
Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares considering their circumstances, as well as the effect of any state, local or other national laws.
Taxation of Dividends
In general, dividends that Deutsche Bank pays are subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25% withholding tax and a 1.375% surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 11.375 in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 73.625 and may claim a refund from the German tax authorities of 11.375 and, therefore, receive a total cash payment of 85 (i.e., 85% of the declared dividend). According to the German Investment Tax Act dividends received by an investment fund within the meaning of the German Investment Tax Act are generally subject to 15% German withholding tax equal to the Treaty tax rate. U.S. residents who are entitled to a refund of more than 11.375% (e.g., U.S. pension funds) must fulfil further requirements according to para. 50j German Income Tax Act, in particular certain holding requirements.
For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100 in the example above. The gross amount of dividends that a U.S. resident receives (which includes amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. resident’s U.S. federal income tax liability or, at its election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, a U.S. resident will be deemed to have paid German taxes of 15. A U.S. resident cannot claim credits for German taxes that would have been refunded to it if it had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions. The creditability of foreign withholding taxes may be limited in certain situations. The foreign tax credit rules are complex. U.S. residents should consult their tax advisers regarding the creditability of German taxes in their particular circumstances.
99
Deutsche Bank
Annual Report 2024 on Form 20-F

Subject to certain exceptions for short-term and hedged positions, “qualified dividends” received by certain non-corporate U.S. shareholders will generally be subject to taxation in the United States at a lower rate than other ordinary income. Dividends received will be qualified dividends if Deutsche Bank (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and Deutsche Bank believes it qualifies for benefits under the Treaty. The determination of whether the bank is a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of the bank’s income and valuation of its assets, including goodwill and other intangible assets. Based on the audited financial statements and relevant market and shareholder data, the bank believes that it was not a PFIC for U.S. federal income tax purposes with respect to its taxable years ended December 31, 2023 or December 31, 2024. In addition, based on the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the bank does not currently anticipate becoming a PFIC for its taxable year ending December 31, 2025, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to Deutsche Bank and its implications for their particular circumstances.
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
According to para. 50c (5) German Income Tax Act, claims for refunds have to be transmitted via the officially specified interface according to the officially prescribed data set. The German claim for refund forms can be submitted to the Bundeszentralamt für Steuern via the online portal of the Bundeszentralamt für Steuern (“BOP”): https://www.elster.de/bportal/start. Every claimant needs a certificate file to login into the BOP. A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the IRS website at www.irs.gov. The quick-refund procedure (“Datenträgerverfahren – DTV” / “Data Medium Procedure – DMP”) was abolished from 01.01.2025 onwards and is no longer applicable.
The German tax authorities will issue refunds denominated in euros. In the case of shares held through banks or brokers participating in the Depository Trust Company, the refunds will be issued to the Depository Trust Company, which will convert the refunds to U.S. dollars. The resulting amounts will be paid to banks or brokers for the account of holders.
100
Deutsche Bank
Annual Report 2024 on Form 20-F

If a U.S. resident files a claim for refund directly with the German tax authorities, the time until the receipt of a refund is uncertain and we can give no assurances as to when any refund will be received.
The Bundeszentralamt für Steuern published on its website information regarding the tax refund process in Germany.
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
Shareholders may be subject to other U.S. information reporting requirements. Shareholders should consult their own advisors regarding the application of U.S. information reporting rules considering their particular circumstances.
German Gift and Inheritance Taxes
Under the current estate, inheritance and gift tax treaty between the United States and Germany (the “Estate Tax Treaty”), a transfer of shares generally will not be subject to German gift or inheritance tax so long as the donor or decedent, and their donee or other beneficiary, were not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the shares were not held in connection with a permanent establishment or fixed base in Germany.
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
101
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Subsidiary Information
Not applicable.
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
For quantitative and qualitative disclosures about Credit, Market and Other Risk, please see “Combined Management Report: Risk Report” in the Annual Report 2024.
Please see pages S-1 through S-11 of the Supplemental Financial Information (Unaudited), which pages are included herein, for information required by Subpart 1400 of SEC Regulation S-K.
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
102
Deutsche Bank
Annual Report 2024 on Form 20-F

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15: Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of Deutsche Bank’s management, including the bank’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the bank’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2024. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Deutsche Bank’s disclosure controls and procedures were effective as of December 31, 2024.
Management’s Annual Report on Internal Control over Financial Reporting
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Deutsche Bank’s internal control over financial reporting is a process designed under the supervision of the bank’s Chief Executive Officer and its Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the European Union. As of December 31, 2024, Deutsche Bank management conducted an assessment of the effectiveness of the bank’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that Deutsche Bank’s internal control over financial reporting as of December 31, 2024, was effective based on the COSO framework (2013).
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued a report on Deutsche Bank’s internal control over financial reporting, which is set forth below.
103
Deutsche Bank
Annual Report 2024 on Form 20-F

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Deutsche Bank Aktiengesellschaft:
Opinion on Internal Control Over Financial Reporting
We have audited Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Deutsche Bank Aktiengesellschaft (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, the related notes and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements, and our report dated March 10, 2025 expressed an unqualified opinion thereon.
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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Eschborn/Frankfurt am Main, Germany
March 10, 2025
104
Deutsche Bank
Annual Report 2024 on Form 20-F

Change in internal control over financial reporting
There was no change in Deutsche Bank’s internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the bank’s internal control over financial reporting.
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
105
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 16A: Audit Committee Financial Expert

Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code: Auditing and Controlling: Audit Committee Financial Expert” in the Annual Report 2024.
Item 16B: Code of Ethics
Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code: Values and Leadership Principles of Deutsche Bank AG and Deutsche Bank Group: Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial Officers” in the Annual Report 2024.
Item 16C: Principal accountant fees and services
Please see “Combined Management Report: Corporate Governance Statement/Corporate Governance Report: Auditing and Controlling: Principal Accountant Fees and Services” in the Annual Report 2024.
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
106
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Management Board was authorized by the 2023 Annual General Meeting to buy, on or before April 30, 2028, shares of up to 10% of the share capital at the time the resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. At the 2023 Annual General Meeting, this corresponded to a volume of 204 million shares. During the period from the 2023 Annual General Meeting until the 2024 Annual General Meeting, 40.3 million shares were purchased for equity compensation purposes in the same period or for upcoming periods. Furthermore, 71.1 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof, 45.5 million shares acquired as part of the share buyback program of € 450 million in 2023 were cancelled at the beginning of 2024. The remaining amount of 25.6 million shares relates to shares bought back until May 16, 2024 as part of the € 675 million share buyback program in 2024.
The 2024 Annual General Meeting on May 16, 2024, granted the Management Board the approval to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time the resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. At the 2024 Annual General Meeting, this corresponded to 199.5 million shares. This authorization replaced the authorization of the previous year. During the period from the 2024 Annual General Meeting until December 31, 2024, 20.9 million shares were purchased as part of the € 675 million share buyback program in 2024.
At December 31, 2024, the number of shares held in Treasury from buybacks totaled 49.6 million. This figure stems from a starting balance of 48.2 million shares at the beginning of 2024 which was reduced by 45.5 million shares after the cancellation of shares acquired in the 2023 share buyback program, plus 40.3 million shares purchased for equity compensation purposes, less 39.9 million shares which were used to fulfill delivery obligations under the share-based compensation for employees, plus 46.4 million shares acquired as part of the 2024 share buyback program for cancellation.
The following table sets forth the total gross number of Deutsche Bank’s shares repurchased by the bank and its affiliated purchasers (pursuant to both activities described above), on a monthly basis in 2024, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of publicly announcement share buyback programs, the average price paid for the purchases under such programs as well as the maximum number of shares that at that date could yet to be purchase under such programs.
Issuer Purchases of Equity Securities in 2024
Month	Total number of shares purchased[1]	Average price paid per share (in €)	Total number of shares purchased as part of publicly announced plans or programs[2]	Maximum Euro value of shares that may yet be purchased under the plans or program (€)
January	24,126,003	11.22	0	0
February	16,221,996	11.10	0	0
March	13,293,670	13.19	13,293,670	499,622,100
April	10,078,567	14.82	10,078,567	350,215,992
May	8,382,272	15.52	8,382,272	220,145,644
June	10,417,973	14.76	10,417,973	66,364,818
July	4,276,226	15.52	4,276,226	0
August	0	0.00	0	0
September	0	0.00	0	0
October	0	0.00	0	0
November	0	0.00	0	0
December	0	0.00	0	0
Total 2024	86,796,707	12.97	46,448,708	0

1. A total of 40.3 million shares was purchased for equity compensation purchases, i.e. other than pursuant to a publicly announced plan. Thereof 17.5 million shares were purchased in open-market transactions and 22.9 million shares were acquired via the exercise of call options.
2. Share Buyback Program 2024-1 was announced on March 1, 2024, and provided for the purchase of up to € 675 million in shares. The program started on March 4, 2024, and was completed on July 11, 2024. In this period 46,448,708 shares were acquired. The purchase price paid at the stock exchange was on average € 14.53 per share.
Item 16F: Change in Registrant’s Certifying Accountant
Not applicable.
107
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Pursuant to the German Co-Determination Act, Deutsche Bank’s Supervisory Board consists of representatives elected by the shareholders and representatives elected by delegates of the employees in Germany. Based on the total number of Deutsche Bank employees in Germany these employees have the right to elect one-half of the total of twenty Supervisory Board members. The chairperson of the Supervisory Board of Deutsche Bank is a shareholder representative who has the deciding vote in the event of a tie.
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
108
Deutsche Bank
Annual Report 2024 on Form 20-F

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
In its last Declaration of Conformity of October 28, 2024, the Management Board and the Supervisory Board of Deutsche Bank stated that, since the last Declaration of Conformity issued on October 25, 2023, it has acted and will act in the future in conformity with the recommendations of the Code, with certain specified exceptions. The Declaration of Conformity is available on Deutsche Bank’s internet website at www.db.com/ir/en/documents.htm.
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
109
Deutsche Bank
Annual Report 2024 on Form 20-F

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
110
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 16H: Mine Safety Disclosure

Not applicable
Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J: Insider Trading Policies
Deutsche Bank has adopted insider trading policies that govern the purchase, sale and other dispositions of the bank’s securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the registrant.
In particular, all staff, including members of the bank’s Management Board, are subject to the bank’s Personal Account Dealing Policy, as well as to the bank’s Code of Conduct, which refers to such policy. An essential requirement of such policy is that such staff must pre-clear transactions in all relevant securities including shares and debt instruments issued by Deutsche Bank AG. Trading derivatives, including those related to securities of Deutsche Bank AG, is prohibited.
Trading shares of Deutsche Bank AG or of DWS Group GmbH & Co. KGaA, the bank’s 79.49% owned, publicly traded subsidiary (“DWS”), and related financial instruments is additionally prohibited during “Restricted Periods” prior to the release of annual or quarterly earnings releases, with all staff being restricted from trading in the three days prior to the release of earnings, staff designated as “private” being restricted in the 30 days up to and including the release of earnings and staff designated as “permanent insiders” being restricted outside of a 30-day window following the release of earnings.
The Personal Account Dealing Policy is filed as Exhibit 11.1 hereto. An excerpt from the Code of Conduct is filed as Exhibit 11.2 hereto.
Item 16K: Cybersecurity
For information on Cybersecurity see “Combined Management Report: Risk Report: Information security” in the Annual Report 2024.
111
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Legacy Contractual Obligations Related to Guarantees and Letters of Credit. Prior to 2007, Deutsche Bank provided guarantees to a number of Iranian entities. In almost all of these cases, the bank issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, the bank made a decision to discontinue issuing new guarantees to Iranian or Iran-related beneficiaries. Although the pre-existing guarantees stipulate that they must be either extended or honored if the bank receives such a demand and is legally not able to terminate these guarantees, the firm decided to reject any “extend or pay” demands under such guarantees. Even though the bank had exited, where possible, many of these guarantees, guarantees with an aggregate face amount of approximately € 8.1 million are still outstanding as of year-end 2024. The gross revenues from this business in 2024 which the bank received from non-Iranian parties were approximately € 27,000 and the net profit derived from these activities was less than this amount.
Deutsche Bank also has outstanding legacy guarantees in relation to a Syrian bank sanctioned by the United States under its non-proliferation program. The aggregate face amount of these legacy guarantees was approximately € 9.2 million as of December 31, 2024, the gross revenues received from non-Syrian parties for these guarantees were approximately € 15,000 in 2024 and the net profit derived from these activities was less than this amount. The bank intends to exit these guarantee arrangements.
Payments Executed. Deutsche Bank continues to severely restrict its policy on Iran and consequently the execution of payments relating to Iran. In 2024, no incoming or outgoing payments were executed on behalf of Iranian parties outside of Germany; with regards to the Iranian Embassy in Germany, see below.
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
In 2024, Deutsche Bank executed approximately € 3.1 million in (almost only in-coming) transfers through Target2 or SEPA across approximately 1,000 transactions and credited the relevant amounts to the non-Iranian clients. The gross revenues derived from these payments were approximately € 4,300.
The bank does not consider the execution of such transactions to be significant and expects to continue to execute such transactions in the future.
Maintaining of Accounts for Iranian Consulates and Embassies. In 2024, Iranian embassies and consulates in Germany held accounts with Deutsche Bank. The purpose of these accounts is the funding of day-to-day operational costs of the embassies and consulates, such as salaries, rent and electricity. In 2024, the total volume of outgoing payments from these accounts was approximately € 4.5 million which have been funded through € 8.8 million of incoming payments. From these activities, the bank derived gross revenues of approximately € 0.17 million and net profits which were less than this amount. The German government has requested that Deutsche Bank provide these services to enable the government of Iran to conduct its diplomatic relations and the bank intends to continue maintenance of such accounts.
112
Deutsche Bank
Annual Report 2024 on Form 20-F

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
113
Deutsche Bank
Annual Report 2024 on Form 20-F

PART III

Item 17: Financial Statements
Not applicable.
Item 18: Financial Statements
The financial statements of this Annual Report on Form 20-F consist of the consolidated financial statements including Notes 1 to 42 thereto, which are set forth as Part 2 of the Annual Report 2024, and, as described in Note 1 “Material accounting policies and critical accounting estimates” thereto under “Basis of accounting”, certain parts of the Management Report set forth as Part 1 of the Annual Report 2024.
The consolidated financial statements have been audited by EY GmbH & Co. KG Wirtschaftspruefungsgesellschaft, Eschborn, Germany - PCAOB ID: 1251, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2024.
114
Deutsche Bank
Annual Report 2024 on Form 20-F

Item 19: Exhibits
We have filed the following documents as exhibits to this document.
Exhibit number	Description of Exhibit
1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.6 to our Report on Form 6-K, dated January 30, 2025, and incorporated by reference herein.
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

2.2	Descriptions of securities registered under the Securities Exchange Act of 1934.
4.1	Equity Plan Rules 2020, furnished as Exhibit 4.5 to our 2019 Annual Report on Form 20-F and incorporated by reference herein.
4.2	Equity Plan Rules 2021, furnished as Exhibit 4.5 to our 2020 Annual Report on Form 20-F and incorporated by reference herein.
4.3	Equity Plan Rules 2022, furnished as Exhibit 4.6 to our 2021 Annual Report on Form 20-F and incorporated by reference herein.
4.4	Equity Plan Rules 2023, furnished as Exhibit 4.6 to our 2022 Annual Report on Form 20-F and incorporated by reference herein.
4.5	Equity Plan Rules 2024, furnished as Exhibit 4.6 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
4.6	Equity Plan Rules 2025.
4.7	Restricted Share Plan Rules 2021, furnished as Exhibit 4.10 to our 2020 Annual Report on Form 20-F and incorporated by reference herein.
4.8	Restricted Share Plan Rules 2022, furnished as Exhibit 4.9 to our 2021 Annual Report on Form 20-F and incorporated by reference herein.
4.9	Restricted Share Plan Rules 2023, furnished as Exhibit 4.10 to our 2022 Annual Report on Form 20-F and incorporated by reference herein.
4.10	Restricted Share Plan Rules 2024, furnished as Exhibit 4.11 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
4.11	Restricted Share Plan Rules 2025.
8.1	List of Subsidiaries.
11.1	Personal Account Dealing Policy.
11.2	Excerpt from Code of Conduct.
12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.
13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.
15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.
97.1	Compensation Recovery Policy for Deutsche Bank Management Board Members, furnished as Exhibit 97.1 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
97.2	Compensation Recovery Policy for Executive Officers, furnished as Exhibit 97.2 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
101.1	Interactive Data File.

115
Deutsche Bank
Annual Report 2024 on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 13, 2025
Deutsche Bank Aktiengesellschaft
/s/	CHRISTIAN SEWING
Christian Sewing
Chairman of the Management Board
Chief Executive Officer
/s/	JAMES VON MOLTKE
James von Moltke
Member of the Management Board
President and Chief Financial Officer
116
Deutsche Bank
Annual Report 2024

Annual Report

Deutsche Bank
Annual Report 2024

Page intentionally left blank for SEC filing purposes
1
Deutsche Bank
Annual Report 2024

Content

1 –
Combined Management Report

5	Operating and financial review
38	Outlook
39	Risks and opportunities
40	Risk Report
171	Sustainability Statement
172	Employees
176	Internal control over financial reporting
178	Information pursuant to Section 315a (1) of the German Commercial Code
180	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
182	Standalone parent company information (HGB)
2 –
Consolidated Financial Statements

185	Consolidated Statement of Income
186	Consolidated Statement of Comprehensive Income
187	Consolidated Balance Sheet
188	Consolidated Statement of Changes in Equity
189	Consolidated Statement of Cash Flows
191	Notes to the consolidated financial statements
230	Notes to the consolidated income statement
237	Notes to the consolidated balance sheet
290	Additional Notes
333	Report of Independent Registered Public Accounting Firm
3 –
Compensation Report

342	Compensation of the Management Board
368	Compensation of Supervisory Board members
373	Comparative presentation of compensation and earnings trends
376	Compensation of the employees (unaudited)
4 –
Corporate Governance Statement according to sections §289f and §315d of the German Commercial Code/Corporate Governance Report

392	Compliance with German Corporate Governance Code
395	Management Board
401	Supervisory Board
418	Related Party Transactions
420	Principal accountant fees and services
5 –
Supplementary Information (Unaudited)

422	Non-GAAP financial measures
429	Declaration of Backing
430	Group Five-Year Record
432	Imprints – Publications
2
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
3
Deutsche Bank
Annual Report 2024

1- Combined Management Report

5	Operating and financial review
5	Executive summary
9	Deutsche Bank Group
15	Results of operations
34	Financial Position
37	Liquidity and capital resources
38	Outlook
39	Risks and opportunities
40	Risk Report
43	Risk and capital overview
46	Risk and capital framework
56	Risk and Capital Management
102	Risk and capital performance
171	Sustainability Statement
172	Employees
176	Internal control over financial reporting
178	Information pursuant to Section 315a (1) of the German Commercial Code
180	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
182	Standalone parent company information (HGB)
4
Deutsche Bank
Annual Report 2024

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
Executive summary
Global economy
Economic growth (in %)¹	2024²	2023³	Main driver
Global Economy	3.2	3.2
The global economy saw robust growth in 2024. However, growth momentum varied across regions. While economic growth in Europe was weak, the U.S. economy grew strongly. Also, Asia including India expanded dynamically. Due to lower inflation, many central banks began lowering interest rates

Of which: Developed countries	1.5	1.6
Economic momentum in developed economies varied regionally. While economic growth in the U.S. expanded noticeably, momentum in Europe was comparatively weak, and even weaker in Japan. In Europe and the U.S., central banks began to loosen their monetary policy. In Japan, on the other hand, there was a slight tightening

Emerging markets	4.3	4.3
Emerging markets grew robustly, led by strong performance in Asia. Growth in European emerging markets, however, was subdued, reflecting the ongoing impact of geopolitical spillovers and weakness in some key industrialized trading partners. In many regions, moderately lower inflation provided scope for central banks to reduce key interest rates

Eurozone Economy	0.7	0.4
Growth has been largely export-led. Despite lower inflation and rising wages, a real income-driven consumption recovery has been slow to materialize. Weakening of inflation enabled the ECB to start an interest rate cut cycle

Of which: German economy	(0.2)	(0.3)
The German economy shrank slightly for another year, as both domestic and foreign economic drivers remained weak. Private consumption stagnated despite easing inflation and strong wage growth. The weakening of the competitive position burdened the manufacturing industry and thus foreign trade. The labor market showed signs of slowing down

U.S. Economy	2.8	2.9
The U.S. economy expanded strongly, despite the restrictive monetary policy. Inflation weakened and the labor market came more into balance, so that the Federal Reserve was able to slowly begin key interest rate cuts in the second half of the year

Japanese Economy	(0.2)	1.5
The weak export demand noticeably dampened the Japanese economy. Domestic economic momentum could not offset the headwinds. As a result of the higher inflation, the Bank of Japan began raising key interest rates

Asian Economy[4]	5.2	5.3
The Asian economic area benefited from both China's and India's growth contributions, as well as from the positive development in other economies of the region. The weakening of inflation supported private household consumption

Of which: Chinese Economy	5.0	5.4
China's economy faced headwinds from a weak property sector, but benefited from stronger fiscal support in the second half of the year. Weaker trading partners limited foreign trade momentum. The Peoples Bank of China loosened monetary policy through various measures

1 Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise
2 Sources: Deutsche Bank Research
3 Some economic data for 2023 were revised by public statistics authorities due to the economic effects of the pandemic. As a result, this data may differ from that previously published
4 Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Taiwan, Thailand and Vietnam; excludes Japan
5
Deutsche Bank
Annual Report 2024

Banking Industry
	Dec 31, 2024
Growth year-over-year (in %)	Corporate Lending	Retail Lending	Corporate Deposits	Retail Deposits	Main driver
Eurozone	0.6	0.3	3.5	4.2
Following a mild contraction at the beginning of 2024, lending to both companies and households recovered slightly in the last few months, in line with moderately declining interest rates. Both corporate and retail deposits picked up reasonable momentum during the course of the year

Of which: Germany	0.1	0.8	3.6	5.7
Contrary to the EU as a whole, corporate lending in Germany stagnated in 2024, mainly as a result of the weak macro economy. During the year, retail loan growth fell to the slowest level since 2010, but has since bottomed out. Asset quality has been deteriorating, with non-performing loans rising in line with insolvency numbers. There have been signs of a modest turnaround in credit demand in recent months, according to the bank lending survey. The expansion in deposits on the other hand accelerated significantly, both with companies and households

U.S.	1.3	2.0	2.5[1]	2.5[1]
Retail lending slowed in the course of the year as a result of considerably higher interest rates, while corporate credit continued to expand slightly. Likewise, higher rates contributed to a moderate recovery in total deposits following two years of contraction

China	9.1	3.4	(0.4)	10.4
Lending to households lost further momentum, with year on year growth down to the weakest level on record (since 2007). Corporate lending slowed too, yet remained more robust. Deposits developed in the opposite direction: inflows from private customers slowed but stayed relatively strong, whereas deposits from businesses shrank

1 Total U.S. deposits as segment breakdown is not available
The global Origination & Advisory industry fee pool in 2024 rose 25% to exceed € 80 billion, making this the second highest percentage increase since 2021. While the size of the growth was significant, an increase was expected following the material fee pool decline seen over the previous two years – 2022 fell 34% from the 2021 peak, 2023 down a further 13%. The Mergers & Acquisitions fee pool in 2024 exceeded € 30 billion, an increase of 10% compared to 2023, and 30% higher than the pre-COVID average. In contrast, while equity capital markets experienced significant year on year growth, the fee pool is still below pre-COVID levels and further growth is anticipated in 2025, especially in the initial public offerings market. Leverage debt capital markets issuances in 2024 reached record levels as high costs of credit eased somewhat and sponsors returned to the market. The investment grade debt market equaled record issuance levels from 2020 and was up 30% from 2023. In Fixed Income, revenue pools remained at elevated levels and Deutsche Bank’s assessment is that an unusually strong fourth quarter may have pushed levels even higher than in 2023. Foreign exchange activity is expected to be broadly flat across the ten most traded currencies globally, with Rates revenue pools declining from strong levels in the prior year driven by several factors, including the continued uncertainty around changes in the global interest rate environment. Emerging Markets revenue pools looks to have increased in 2024, while within Credit performance is also expected to be higher than the prior year, as the favorable environment for secondary trading with the general trend of tightening spreads continued and client demand in financing remained strong.
6
Deutsche Bank
Annual Report 2024

Deutsche Bank performance

Deutsche Bank’s net profit was € 4.5 billion in 2024, down from € 6.5 billion in 2023. This year on year development reflected both litigation as well as restructuring and severance charges in 2024 and the non-recurrence of € 1.0 billion in Deferred Tax Assets (DTA) valuation adjustments which positively impacted 2023. Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023, or 38 basis points of average loans, in line with the guidance the bank provided after the third quarter of 2024. Deutsche Bank announced plans for € 2.1 billion in further capital distributions to shareholders in 2025: The bank has received supervisory authorization for further share repurchases of € 750 million in 2025 and plans to propose 2024 dividends of € 1.3 billion, or € 0.68 per share, at its Annual General Meeting in May 2025, up 50% from € 0.45 per share for 2023. These measures would increase cumulative capital distributions to shareholders to € 5.4 billion since 2022, in excess of the € 5 billion goal in the bank’s transformation program launched in 2019. The bank reaffirms its ambition to exceed its capital distribution goal of € 8 billion in respect of the financial years 2021-25, to be paid in 2022-26.
Profit before tax was € 6.7 billion for the full year 2024, down 16% compared to 2023. Revenues grew by 1% year on year to € 31.5 billion. Noninterest expenses were € 23.0 billion, up 6%, and included € 2.6 billion in nonoperating costs relating to litigation as well as restructuring and severance charges. Adjusted costs, which exclude nonoperating costs, were down 1% to € 20.4 billion. The cost/income ratio was 73%, compared to 70% in 2023. Post-tax return on average shareholders’ equity (RoE) was 5.5%, compared to 9.1% in the prior year. Post-tax return on average tangible shareholders’ equity (RoTE) was 6.2% in 2024, compared to 10.2% in 2023. The year on year development in both ratios reflected both the litigation as well as restructuring and severance charges in 2024 and the non-recurrence of the DTA valuation adjustments which positively impacted 2023.
Key Performance Indicators
Financial targets	Financial targets and capital objectives 2025	Status end of 2024	Status end of 2023
Post-tax return on average tangible shareholders’ equity¹	Above 10%	6.2%	10.2%
Compound annual growth rate of revenues from 2021[2]	5.5% to 6.5%	7.2%	10.5%
Cost/income ratio[3]	Below 62.5%[4]	72.9%	69.6%
Capital objectives
Common Equity Tier 1 capital ratio[5]	~ 13%[6]	13.8%	13.7%
Total payout ratio[7]	50%[8]	27%	22%

1 Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
2 Twelve months period until the end of the respective reporting period compared to full year 2021
3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4 Target ratio until December 31, 2024; reset at the beginning of 2025 to below 65%
5 Further details on the calculation of this ratio are provided in the Risk Report in this report
6 Target ratio while maintaining a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold
7 Distributions in form of common share dividend paid and share buybacks for cancellation executed in the reporting period in relation to prior period net income attributable to Deutsche Bank shareholders
8 In respect of financial year 2024 onwards
7
Deutsche Bank
Annual Report 2024

Net revenues were € 31.5 billion in 2024, up 1% year on year. Net commissions and fee income grew 13% to € 10.4 billion, while net interest income in key segments of the banking book remained resilient, reflecting higher deposit volumes and loan margin expansion. Compound annual revenue growth since 2021 was 7.2% through the end of 2024, well above the bank’s target range of 5.5% to 6.5% for the period from 2021 to 2025.
Provision for credit losses was € 1.8 billion in 2024, or 38 basis points of average loans, in line with the guidance the bank provided after the third quarter of 2024, reflecting specific headwinds including cyclical events in the Commercial Real Estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. In 2023, provision for credit losses was € 1.5 billion, or 31 basis points of average loans.
Noninterest expenses were € 23.0 billion in 2024, up 6% year on year. This development was primarily driven by an increase in nonoperating costs to € 2.6 billion, up from € 1.1 billion in 2023, relating to litigation as well as restructuring and severance charges. Adjusted costs were € 20.4 billion, down 1% compared to the prior year. Higher compensation and benefit expenses were largely offset by lower technology and professional services costs during the year. In 2025, the bank expects to reduce noninterest expenses. Nonoperating costs in 2025 are expected to decrease as litigation as well as restructuring and severance charges are expected to normalize, while adjusted costs are expected to remain essentially flat compared to 2024, creating significant operating leverage. The bank is on track to achieve its target of € 2.5 billion euros in cost savings from its operational efficiency program, which offset additional investments to support further business growth and increased returns to shareholders beyond 2025. Reflecting both operational efficiencies and additional investments, the bank now targets a cost/income ratio of below 65% in 2025, slightly above its original target of below 62.5%.
Income tax expense was € 2.2 billion in 2024, compared to an income tax expense of € 1.5 billion in the prior year. The effective tax rate in 2024 of 33% reflected the above-mentioned costs relating to litigation charges and the non-occurrence of € 1.0 billion DTA valuation adjustments, which positively impacted 2023.
Common Equity Tier 1 capital ratio was 13.8% at the end of 2024, slightly up from 13.7% at the end of 2023. Organic capital generation offset the combined impacts of dividends, share buybacks and business growth during the year. Capital efficiency measures, which form part of Deutsche Bank’s accelerated execution of its Global Hausbank strategy, delivered RWA reductions of € 24 billion during 2024, close to the bank’s end-2025 target of € 25 to € 30 billion.
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.
Adjusted costs and Post-tax return on average tangible shareholders’ equity are Non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.
8
Deutsche Bank
Annual Report 2024

Deutsche Bank Group

Deutsche Bank’s Organization
Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany and one of the largest financial institutions in the world, as measured by total assets of € 1,391 billion as of December 31, 2024. As of that date, the bank had 89,753 full-time equivalent internal employees and operated in 56 countries with 1,307 branches, of which 67% were located in Germany.
Deutsche Bank Value Chain
Deutsche Bank’s business model considers impacts, risks and opportunities in relation to Environmental, Social and Governance (“ESG”) matters along the bank’s value chain, which includes its upstream value chain, its own operations and its downstream value chain.
The bank’s upstream value chain includes capital providers such as the bank’s shareholders, bond holders and depositors, as well as suppliers of goods and services such as providers of banking services, data and technology, consultants and advisors, workforce services and facility management, amongst others.
Deutsche Bank’s own operations are driven by the bank’s business divisions and infrastructure functions operating in legal entities and branches across geographic locations, as described below in “Deutsche Bank’s organizational model”. Own operations also include human resources and the employee representation through the worker’s council.
Deutsche Bank’s downstream value chain includes retail, corporate and institutional clients of the bank’s segments and is further detailed below in “Deutsche Bank’s organizational model”.
In addition, partnerships such as joint ventures, fintech cooperations, cross-industry alliances and distribution channels, as well as resources and the financing, geographical, geopolitical and regulatory environments have an impact on the entire value chain in which the bank operates.
Intangible resources
The most important intangible resources for Deutsche Bank 's business model from an economic point of view are its customer relationships and its workforce. Other important intangible resources are the bank 's brand name and its data and software. If required under IFRS, some of these important intangible resources are recognized in the balance sheet as described in the financial statements.
Deutsche Bank’s organizational model
As of December 31, 2024, the bank was organized into the following segments:
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
9
Deutsche Bank
Annual Report 2024

Management Structure
The Management Board has structured the Group as a matrix organization, comprising business segments and infrastructure functions operating in legal entities and branches across geographic locations.
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
The allocation of functional responsibilities to the individual members of the Management Board is described in its Business Allocation Plan, which sets the framework for the delegation of responsibilities to senior management below the Management Board. The Management Board endorses individual accountability of senior position holders as opposed to joint decision-taking in committees. At the same time, the Management Board recognizes the importance of having comprehensive and robust information across all businesses in order to take well informed decisions. Governance fora are established across the bank with the purpose of providing the necessary information to support the accountable individuals in their decision-making process.
Corporate Bank
Corporate Division Overview
Corporate Bank is primarily focused on serving corporate clients, including the German “Mittelstand”, larger and smaller sized commercial and business banking clients in Germany as well as multinational companies. The division also provides financial institutions with certain transaction banking services. Corporate Bank reports revenues based on three client categories: Corporate Treasury Services, Institutional Client Services and Business Banking.
There have been no significant capital expenditures or divestitures since January 1, 2022.
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
Distribution Channels and Marketing
The corporate coverage function of Corporate Bank focuses on international mid and large corporate clients and is organized into three units: Global Coverage, MidCorps Coverage and Risk Management Solutions. Coverage includes multi-product generalists covering headquarter level and subsidiaries via global, regional and local coverage teams for multinational companies. MidCorps Coverage includes multi-product generalists with a special focus to medium sized enterprises. Risk Management Solutions includes Foreign Exchange, Emerging Markets and Rates product specialists. This unit is managed regionally in Asia Pacific Middle East & Africa, Americas and Europe to ensure close connectivity to clients.
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
10
Deutsche Bank
Annual Report 2024

Investment Bank

Corporate Division Overview
Investment Bank combines Deutsche Bank’s Fixed Income & Currencies and Origination & Advisory businesses, as well as Deutsche Bank Research. The Investment Bank focuses on its traditional strengths in these markets, bringing together wholesale banking expertise across risk management, sales and trading, investment banking and infrastructure. This enables the Investment Bank to align resourcing and capital across its client and product perimeter to effectively support the bank’s strategic goals.
In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc (“Numis”). On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. After the initial purchase price allocation, a goodwill of € 233 million related to the transaction was identified. Deutsche Bank assigned the identified goodwill to the Investment Bank cash-generating unit (CGU). Given the value of the Investment Bank CGU, the goodwill was considered impaired and written off in the fourth quarter of 2023.
There have been no significant divestitures since January 1, 2022.
Products and Services
Fixed Income & Currencies is split into two sub-categories: “Fixed Income & Currencies: Financing”, the Financing business, which provides comprehensive, customized financing solutions across industries and asset classes, and “Fixed Income & Currencies: Ex-Financing”, which brings together institutional sales, trading and structuring expertise across Foreign Exchange, Rates, Emerging Markets and Credit Trading. The Fixed Income & Currencies business operates globally and provides both corporate and institutional clients liquidity, market making services and a range of specialized risk management solutions across a broad range of Fixed Income & Currencies products. The application of technology and continued innovation of transaction lifecycle processes is enabling Deutsche Bank to increase automation/electronification in order to respond to client and regulatory requirements.
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
11
Deutsche Bank
Annual Report 2024

Private Bank

Corporate Division Overview
Private Bank serves personal and private clients, wealthy individuals, entrepreneurs and families. The international businesses also focus on commercial clients in selected markets. Private Bank is organized along the client sectors Wealth Management & Private Banking and Personal Banking.
This customer-focused approach reflects the aim to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high net-worth and ultra-high net-worth clients, as well as business clients in selected international businesses. The client sector Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client sector).
In August 2021, Deutsche Bank SpA signed an agreement to sell its Deutsche Bank Financial Advisors business in Italy to Zurich Insurance Group (Zurich Italy). The transaction was closed after regulatory approval on October 17, 2022.
There have been no significant capital expenditures since January 1, 2022.
Products and Services
Private Bank’s product range includes payment and account services, credit and deposit products as well as investment advice. These offerings include a range of ESG products, which enable clients to access ESG compliant lending and investment products in line with sustainability related values and according to specified ESG strategies, scores and exclusionary criteria.
Personal Banking Germany pursues a differentiated, customer-focused approach with two strong and complementary main brands: Deutsche Bank and Postbank. The Deutsche Bank brand focuses on providing its private customers with banking and financial products and services that include sophisticated and individual advisory solutions. The focus of the Postbank brand is on providing its retail customers with standard products and daily retail banking services supported by direct banking capabilities. In cooperation with Deutsche Post DHL AG, the retail bank in Germany also offers postal and parcel services in the Postbank brand branches. In international markets of Italy, Spain, Belgium and India, the bank provides retail and affluent customers with daily banking services as well as sophisticated investment advisory solutions.
Wealth Management & Private Banking offers its private banking, high-net-worth and ultra-high-net-worth clients globally, bespoke and sophisticated services in planning, managing and investing wealth, financing personal and business interests and servicing institutional and corporate needs.
Distribution Channels and Marketing
Private Bank pursues an omni-channel approach and customers can flexibly choose between different possibilities to access services and products.
The distribution channels include branch networks, supported by advisory and customer call centers, self-service terminals as well as digital offerings including online and mobile banking. Private Bank also has collaborations with self-employed financial advisors and other sales and cooperation partners, including various cooperations with Business-to-Business-to-Consumer partners in Germany. For the Wealth Management & Private Banking client category, the Private Bank has a distinct client coverage team approach with relationship and investment managers supported by client service executives assisting clients with wealth management services and open-architecture products. In addition, in Germany, Deutsche Oppenheim Family Offices AG provides family office services, discretionary funds and advisory solutions.
The expansion of digital capabilities remains a strong focus across the businesses as a significant change in client behavior towards digital channels is observed. The Private Bank will continue to optimize the omni-channel mix in the future in order to provide customers with the most convenient access to products and services.
12
Deutsche Bank
Annual Report 2024

Asset Management

Corporate Division Overview
With € 1.0 trillion of assets under management as of December 31, 2024, the Asset Management division, which operates under the brand DWS, aspires to be a leading asset manager. DWS serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. These clients include large government institutions, corporations and foundations as well as individual investors. As a regulated asset manager, DWS acts as a fiduciary for clients and is conscious of its societal impact. Responsible investing has been an important part of DWS’s heritage for more than twenty years, and it is committed to act and invest in its clients’ best interest.
Deutsche Bank retains 79.49% ownership interest in DWS, and asset management remains a core business for the Group. The shares of DWS are listed on the Frankfurt stock exchange.
There have been no significant capital expenditures since January 1, 2022.
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
Distribution Channels and Marketing
DWS product offerings are managed by a global investment platform and distributed across EMEA, the Americas and Asia Pacific through a global distribution network. DWS also leverages third-party distribution channels, including other divisions of Deutsche Bank Group.
13
Deutsche Bank
Annual Report 2024

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
The Infrastructure functions are organized into the following areas of responsibility linked to a dedicated member of the Management Board:
– Chief Executive Office
– Chief Financial Office
– Chief Risk Office
– Chief Operating Office
– Compliance & Anti-Financial Crime
– Legal & Group Governance
– Technology, Data and Innovation
Infrastructure also includes Communications & Corporate Social Responsibility, Chief Sustainability Office, Group Audit, Global Procurement, Global Real Estate, Human Resources and Investor Relations.
In the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of Infrastructure costs and links costs more closely to service consumption by segments. During 2023, costs relating to Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures. Beginning 2024, all infrastructure costs were charged to divisions based on actual costs and service consumption in support of the bank’s continued focus on cost discipline.
Significant capital expenditures and divestitures [Initial updates included]
Information on each corporate division’s significant capital expenditures and divestitures for the last three financial years has been included in the above descriptions of the corporate divisions.
Since January 1, 2022, there have been no public takeover offers by third parties with respect to Deutsche Bank’s shares.
14
Deutsche Bank
Annual Report 2024

Results of operations

Consolidated results of operations
The following discussion and analysis should be read in conjunction with the consolidated financial statements.
Condensed consolidated statement of income
in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net interest income	15,161	16,122	13,983	(961)	(6)	2,139	15
Provision for credit losses	1,830	1,505	1,226	325	22	280	23
Net interest income after provision for credit losses	13,331	14,617	12,757	(1,286)	(9)	1,860	15
Net commissions and fee income¹	10,372	9,206	9,838	1,166	13	(632)	(6)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss¹	5,655	5,575	2,962	81	1	2,613	88
Net gains (losses) on financial assets at fair value through other comprehensive income	48	(0)	(216)	49	N/M	216	(100)
Net gains (losses) on financial assets at amortized cost	(11)	(96)	(2)	85	(89)	(94)	N/M
Net income (loss) from equity method investments	12	(38)	152	49	N/M	(190)	N/M
Other income (loss)	267	387	346	(120)	(31)	40	12
Total noninterest income	16,344	15,033	13,080	1,310	9	1,953	15
Memo: Total net revenues²	31,504	31,155	27,063	349	1	4,092	15
Compensation and benefits	11,731	11,131	10,712	601	5	418	4
General and administrative expenses	11,243	10,112	9,728	1,131	11	384	4
Impairment of goodwill and other intangible assets	0	233	68	(233)	N/M	165	N/M
Restructuring activities	(3)	220	(118)	(223)	N/M	338	N/M
Total noninterest expenses	22,971	21,695	20,390	1,276	6	1,305	6
Profit (loss) before tax	6,703	7,955	5,447	(1,251)	(16)	2,508	46
Income tax expense (benefit)	2,223	1,503	(107)	719	48	1,610	N/M
Profit (loss)	4,481	6,452	5,554	(1,971)	(31)	898	16
Profit (loss) attributable to noncontrolling interests	138	119	134	19	16	(15)	(11)
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	4,342	6,332	5,420	(1,990)	(31)	913	17
Profit (loss) attributable to additional equity components	668	560	500	108	19	60	12
Profit (loss) attributable to Deutsche Bank shareholders	3,674	5,772	4,919	(2,098)	(36)	853	17

N/M – Not meaningful
1 For further details please refer to Note 1 “Material accounting policies and critical accounting estimates” of this report
2 Total net revenues defined as net interest income before provision for credit losses plus noninterest income
15
Deutsche Bank
Annual Report 2024

Net interest income

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Total interest and similar income	48,996	43,546	24,449	5,449	13	19,097	78
Total interest expenses	33,835	27,424	10,466	6,411	23	16,958	162
Net interest income	15,161	16,122	13,983	(961)	(6)	2,139	15
Average interest-earning assets[1]	1,001,695	977,624	987,124	24,071	2	(9,500)	(1)
Average interest-bearing liabilities[1]	797,184	735,956	727,265	61,228	8	8,691	1
Gross interest yield[2]	4.88%	4.44%	2.33%	0.44ppt	10	2.11ppt	91
Gross interest rate paid[3]	4.24%	3.71%	1.24%	0.53ppt	14	2.47ppt	199
Net interest spread[4]	0.65%	0.73%	1.09%	(0.08)ppt	(11)	(0.36)ppt	(33)
Net interest margin[5]	1.51%	1.65%	1.42%	(0.14)ppt	(8)	0.23ppt	16

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
2024
Net interest income was € 15.2 billion in 2024, down 6% compared to 2023. The decrease of € 1.0 billion was driven by higher interest paid on deposits and partly offset by higher interest revenues. Net interest income included interest expenses of € 144 million under the Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2024, whereas 2023 included interest expenses of € 741 million under this program. Overall, the bank's net interest margin was 1.51 % in 2024, up from 1.65% in 2023.
2023
Net interest income was € 16.1 billion in 2023, up 15% compared to 2022. The increase of € 2.1 billion was driven by gains on portfolio hedges of interest rate risk, where fair-value hedge accounting cannot be applied under IFRS as issued by the IASB. Net interest income included interest expenses of € 741 million under the Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2023, whereas 2022 included interest income of € 211 million under this program. Overall, the bank's net interest margin was 1.65% in 2023, up from 1.42% in 2022.
16
Deutsche Bank
Annual Report 2024

Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Trading income	5,563	5,506	2,745	56	1	2,761	101
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	(65)	217	(61)	(282)	N/M	278	N/M
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	158	(148)	277	306	N/M	(426)	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,655	5,575	2,962	81	1	2,613	88

N/M – Not meaningful
2024
Net gains on financial assets/liabilities at fair value through profit or loss amounted to € 5.7 billion in 2024, compared to € 5.6 billion in 2023, reflecting an increase of € 81 million, or 1%. This increase was primarily driven by valuation adjustments primarily on guaranteed funds in Asset Management, which had a corresponding offset in other income. Corporate & Other also recorded an increase mainly due to higher interest rate hedges. These gains are partly offset by changes in the market valuation of derivatives in the Investment Bank.
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
in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net interest income	15,161	16,122	13,983	(961)	(6)	2,139	15
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,655	5,575	2,962	81	1	2,613	88
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,816	21,697	16,945	(881)	(4)	4,752	28

Breakdown by corporate division:[1]
Corporate Bank	4,919	5,067	3,720	(147)	(3)	1,346	36
Investment Bank	8,395	8,102	8,265	293	4	(163)	(2)
Private Bank	5,998	6,377	6,610	(379)	(6)	(233)	(4)
Asset Management	269	(11)	(250)	280	N/M	239	(95)
Corporate & Other	1,235	2,163	(1,401)	(928)	(43)	3,563	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,816	21,697	16,945	(881)	(4)	4,752	28

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss; for a discussion of the corporate divisions’ total revenues by product please refer to Note 4 “Business Segments and related information” of this report
17
Deutsche Bank
Annual Report 2024

2024
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss amounted to € 20.8 billion in 2024, compared to € 21.7 billion in 2023, reflecting a decrease of € 0.9 billion. This decrease is driven by lower net interest income. The overall decrease was predominantly driven by Corporate & Other, which recorded lower results of € 0.9 billion compared to prior year, primarily due to lower net interest income. In the Private Bank, net interest income and net gains (losses) decreased by € 0.4 billion, mainly due to higher funding costs and hedging activities partially offset by growth in deposits and lending. In the Corporate Bank, net interest income and net gains (losses) decreased by € 0.1 billion primarily due to lower interest income and higher funding costs. These decreases were partially offset by the Investment Bank, which reported an increase of € 0.3 billion primarily driven by higher net interest income partly offset by lower net gains on financial assets/liabilities mainly from a lower mark-to-market from derivatives in FIC Ex-Financing. Net interest income and net gains (losses) in Asset Management increased by € 0.3 billion, reflecting a more favorable valuation adjustment primarily on guaranteed funds with offset in other income.
2023
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 21.7 billion in 2023, compared to € 16.9 billion in 2022, an increase of € 4.8 billion. This impact was largely attributable to positive impacts from interest rate hedges as well as an overall increase in net interest income. In the Corporate Bank, total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 1.3 billion, primarily due to higher net interest income driven by an improved interest rate environment and continued pricing discipline. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in Investment Bank decreased by € 0.2 billion due to lower net interest income, partly offset by mark-to-market gains on derivatives in FIC. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in the Private Bank decreased by € 0.2 billion compared to 2022, driven by mark-to-market impacts from hedge activities, with an offsetting effect in other income, partly offset by higher interest income from an improved interest rate environment. The overall movement was supported by positive impacts in Corporate & Other amounting to approximately € 3.6 billion, including benefits from interest rate hedges, as well as in Asset Management of € 0.2 billion, mainly from a more favorable change in the fair value of guarantees.
Provision for credit losses
2024
Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023 and 38 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The increase was driven by cyclical events in the commercial real estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. The wider portfolios performed broadly in line with expectations despite the challenging macroeconomic and interest rate environment.
2023
Provision for credit losses was € 1.5 billion in 2023, up from € 1.2 billion in 2022 or 31 basis points of average loans reflecting the continued challenging macroeconomic and interest rate conditions for parts of the credit portfolio during the year. In particular, the Commercial Real Estate sector, and specifically the office sector, was affected by a post-COVID-19-pandemic-driven change in demand and came under further pressure from interest rate increases, which led to higher refinancing risks. Provision for non-performing loans related to Stage 3 was € 1.5 billion, spread across various regions and segments, including a notable share of € 400 million related to Commercial Real Estate, especially affecting the Investment Bank. Stage 1 and Stage 2 provision for performing loans was a release of € 33 million, driven by an improved macro-economic outlook compared to 2022 and benefits from model-related changes.
The sections “Segment results of operations” and “Risk Report” provide further details on provision for credit losses.
18
Deutsche Bank
Annual Report 2024

Remaining noninterest income
in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net commissions and fee income[1]	10,372	9,206	9,838	1,166	13	(632)	(6)
Net gains (losses) on financial assets at fair value through other comprehensive income	48	(0)	(216)	49	N/M	216	(100)
Net gains (losses) on financial assets at amortized cost	(11)	(96)	(2)	85	(89)	(94)	N/M
Net income (loss) from equity method investments	12	(38)	152	49	N/M	(190)	N/M
Other income (loss)	267	387	346	(120)	(31)	40	12
Total remaining noninterest income	10,688	9,458	10,118	1,230	13	(660)	(7)

[1] includes:
Net commissions and fees from fiduciary activities:
Commissions for administration	317	280	300	37	13	(19)	(6)
Commissions for assets under management	4,022	3,700	3,792	322	9	(93)	(2)
Commissions for other securities	433	441	490	(8)	(2)	(49)	(10)
Total	4,772	4,421	4,582	351	8	(161)	(4)
Net commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,669	1,105	1,283	564	51	(179)	(14)
Brokerage fees	455	366	540	89	24	(174)	(32)
Total	2,124	1,471	1,824	653	44	(353)	(19)
Net fees for other customer services	3,476	3,314	3,432	162	5	(119)	(3)
Total net commissions and fee income	10,372	9,206	9,838	1,166	13	(632)	(6)

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
Net commissions and fee income
2024
Net commissions and fee income was € 10.4 billion in 2024, an increase of € 1.2 billion or 13% compared to 2023. The increase was driven by higher underwriting and advisory fees in Origination & Advisory in the Investment Bank and a particularly strong contribution from the Trade Finance business in the Corporate Bank. In addition, higher management fees in Asset Management from higher assets under management contributed to the increase.
2023
Net commissions and fee income was € 9.2 billion in 2023, a decrease of € 632 million or 6% compared to 2022. The decrease was driven by lower intermediary fees and transactional revenues as well as changes in contractual conditions in the Private Bank and lower fee income in the Investment Bank primarily due to lower Merger & Acquisition activities. In addition, the decrease was also driven by lower management fees from unfavorable market conditions coupled with margin compression in Asset Management.
Net gains (losses) on financial assets at fair value through other comprehensive income
2024
Net gains (losses) on financial assets at fair value through other comprehensive income were € 48 million in 2024 and € (0) million in 2023, mainly driven by a sale of bonds and securities from the strategic liquidity reserve.
2023
Net gains (losses) on financial assets at fair value through other comprehensive income were € (0) million in 2023 and € (216) million in 2022, with the result in 2022 driven by a sale of bonds and securities from the strategic liquidity reserve.
Net gains (losses) on financial assets at amortized cost
2024
Net gains (losses) on financial assets at amortized cost were € (11) million in 2024 compared to € (96) million in 2023, driven by sales primarily related to the hold-to-collect portfolio.
2023
Net gains (losses) on financial assets at amortized cost were € (96) million in 2023 compared to € (2) million in 2022, driven by realized losses on disposal of loans held in the hold to collect portfolio.
19
Deutsche Bank
Annual Report 2024

Net income (loss) from equity method investments
2024
Net income (loss) from equity method investments was € 12 million in 2024 compared to € (38) million in 2023, an increase of € 49 million, mainly related to an upward valuation of the underlying loan assets in Harvest Fund Management Company Limited.
2023
Net income (loss) from equity method investments was € (38) million in 2023 compared to € 152 million in 2022, a decrease of € 190 million, mainly related to the downward valuation of the underlying loan assets in Huarong Rongde Asset Management Company Limited as well as a gain on exit in 2022 which did not repeat in 2023.
Other income (loss)
2024
Other income (loss) was € 267 million in 2024 compared to € 387 million in 2023. The decrease was primarily related to the market movements in the hedge portfolio compared to gains in 2023.
2023
Other income (loss) was € 387 million in 2023 compared to € 346 million in 2022. The improvement was primarily related to gains in the hedging portfolios and the non-recurrence from gains on disposal of assets held for sale, including a gain from the sale of the Deutsche Bank Financial Advisors business in Italy, as well as from workout activities related to Sal. Oppenheim recognized in other revenues in 2022. This was partly offset by an unfavorable impact from valuation adjustments on fair value of guarantees in Asset Management, which had a corresponding offset in net gains (losses) on financial assets/ liabilities at fair value through profit and loss.
Noninterest expenses
in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Compensation and benefits	11,731	11,131	10,712	601	5	418	4
General and administrative expenses¹	11,243	10,112	9,728	1,131	11	384	4
Impairment of goodwill and other intangible assets	0	233	68	(233)	N/M	165	N/M
Restructuring activities	(3)	220	(118)	(223)	N/M	338	N/M
Total noninterest expenses	22,971	21,695	20,390	1,276	6	1,305	6
N/M – Not meaningful

[1] includes:
Information Technology	3,610	3,755	3,680	(145)	(4)	76	2
Occupancy, furniture and equipment expenses	1,624	1,478	1,429	147	10	49	3
Regulatory, tax & insurance[2]	1,028	1,399	1,285	(371)	(27)	114	9
Professional services	763	899	858	(136)	(15)	41	5
Banking Services and outsourced operations	964	964	881	1	0	82	9
Market Data and Research services	400	374	378	26	7	(4)	(1)
Travel expenses	153	143	110	10	7	33	30
Marketing expenses	149	203	165	(54)	(26)	37	23
Other expenses[3]	2,552	899	943	1,654	184	(44)	(5)
Total general and administrative expenses	11,243	10,112	9,728	1,131	11	384	4

2 Includes bank levy of € 172 million in 2024, € 528 million in 2023 and € 762 million in 2022
3 Includes litigation related expenses of € 2,035 million in 2024, € 311 million in 2023 and € 413 million in 2022. For more details, please refer to Note 27 “Provisions” of this report
Compensation and benefits
2024
Compensation and benefits increased by € 601 million or 5% to € 11.7 billion in 2024 compared to € 11.1 billion in 2023. The increase was driven mainly by higher performance-related compensation, wage growth and increases in internal workforce related to the bank’s targeted investments as part of the bank’s Global Hausbank strategy, as well higher severance costs.
2023
Compensation and benefits increased by € 418 million or 4% to € 11.1 billion in 2023 compared to € 10.7 billion in 2022. The increase was driven mainly by wage growth, an increase in external workforce as well as an increase in severance costs resulting from the accelerated execution of the bank’s Global Hausbank strategy.
20
Deutsche Bank
Annual Report 2024

General and administrative expenses

2024
General and administrative expenses increased by € 1.1 billion, or 11%, to € 11.2 billion in 2024 compared to € 10.1 billion in 2023. The increase was driven by an increase in other expenses, mainly due to increased litigation charges related to the Postbank takeover litigation matter and the Polish FX Mortgage matters as well as the reversal of the RusChemAlliance indemnification asset. This was partly offset by a decrease in bank levies of € 355 million in 2024, lower fees for professional services and lower expenses in information technology mainly relating to lower vendor costs and lower IT platform costs.
2023
General and administrative expenses increased by € 384 million, or 4%, to € 10.1 billion in 2023 compared to € 9.7 billion in 2022. The increase was driven by higher expenses in information technology mainly relating to increased vendor and software costs as well as higher operational taxes. This was partly offset by lower litigation expenses which decreased by € 103 million, related to a release of litigation provision and a decrease in bank levies of € 235 million.
Impairment of goodwill and other intangible assets
2024
Impairment of goodwill and other intangible assets was € 0 million in 2024 compared to € 233 million in 2023 relating to the impaired goodwill of Numis in the Investment Bank.
2023
Impairment of goodwill and other intangible assets was € 233 million in 2023 relating to the impaired goodwill of Numis in the Investment Bank, compared to € 68 million in 2022 relating to a historic acquisition of an unamortized intangible asset associated with U.S. mutual fund retail contracts in Asset Management.
Restructuring
2024
Restructuring activities were a release of € (3) million in 2024 compared to charges of € 220 million in 2023. The development in both periods was primarily driven by Private Bank in the context of the execution of strategic initiatives.
2023
Restructuring activities were charges of € 220 million in 2023 compared to a release of € (118) million in 2022. The charges were driven primarily by Private Bank in the context of the execution of strategic initiatives.
Income tax expense
2024
Income tax expense was € 2.2 billion in 2024, compared to € 1.5 billion in the prior year. The effective tax rate in 2024 of 33% was mainly affected by litigation charges that are non-tax deductible.
2023
Income tax expense was € 1.5 billion in 2023, compared to an income tax benefit of € 107 million in the prior year. The effective tax rate in 2023 of 19% benefited from positive year end deferred tax asset valuation adjustments of € 1.0 billion, largely reflecting continuously strong performance in the UK.
Net profit (loss)
2024
Net profit in 2024 was € 4.5 billion, compared to € 6.5 billion in the prior year. The decrease in net profit was primarily driven by the aforementioned increase in litigation expenses and higher income tax expenses compared to 2023.
2023
Net profit in 2023 was € 6.5 billion, up 16% year on year, due to higher net interest income as well as noninterest revenues. These effects were partly offset by an increase in provision for credit losses as well an increase in income tax expense, including the aforementioned year end deferred tax asset valuation adjustments.
21
Deutsche Bank
Annual Report 2024

Segment results of operations

The following section is a discussion of the results of the business segments. Please refer to Note 4 “Business Segments and related information” to the consolidated financial statements for information regarding:
– Changes in the format of the bank’s segment disclosure
– The framework of the bank’s management reporting systems
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them. The segmentation is based on the structure of the Group as of December 31, 2024. Prior years’ comparatives were aligned to the presentation in the current year.
	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,558	9,386	2,649	1,406	31,504
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,603	2,682	2,934	919	3,593	11,731
General and administrative expenses	3,481	3,979	4,372	904	(1,494)	11,243
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Restructuring activities	(1)	(0)	(3)	0	0	(3)
Total noninterest expenses	5,084	6,661	7,304	1,823	2,099	22,971
Noncontrolling interests	0	5	0	194	(199)	0
Profit (loss) before tax	2,075	3,343	1,231	632	(577)	6,703

Assets (in € bn)[2]	280	756	324	11	21	1,391
Loans (gross of allowance for loan losses, in € bn)	117	110	257	0	5	490
Additions to non-current assets	12	3	160	30	1,884	2,091
Deposits (in € bn)	313	22	320	0	13	668
Average allocated shareholders' equity	11,682	23,672	13,990	5,329	11,679	66,353

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,317	20,107	37,072	5,169	1,088	89,753

Post-tax return on average shareholders’ equity[4,5]	11.7%	9.1%	5.2%	8.0%	N/M	5.5%
Post-tax return on average tangible shareholders’ equity[4,5]	12.6%	9.4%	5.2%	18.0%	N/M	6.2%
Cost/income ratio[6]	67.7%	63.1%	77.8%	68.8%	N/M	72.9%

[1] includes:
Net interest income	4,960	3,398	5,786	25	991	15,161
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes:
Equity method investments	90	379	102	451	6	1,028

N/M – Not meaningful
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 33% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
22
Deutsche Bank
Annual Report 2024

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	2,324	31,155
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,530	2,526	2,805	891	3,378	11,131
General and administrative expenses	3,122	4,091	4,696	934	(2,731)	10,112
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Restructuring activities	(4)	(3)	228	0	(1)	220
Total noninterest expenses	4,648	6,847	7,730	1,825	646	21,695
Noncontrolling interests	0	3	0	163	(166)	0
Profit (loss) before tax	2,804	1,879	1,058	396	1,817	7,955

Assets (in € bn)[2]	264	658	331	10	54	1,317
Loans (gross of allowance for loan losses, in € bn)	117	101	261	0	6	485
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	0	10	625
Average allocated shareholders' equity	11,547	23,544	13,219	5,157	9,681	63,149

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,439	20,063	38,411	4,963	1,254	90,130

Post-tax return on average shareholders’ equity[4,5]	16.6%	4.8%	4.8%	5.1%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[4,5]	17.8%	4.9%	5.2%	12.0%	N/M	10.2%
Cost/income ratio[6]	60.2%	74.7%	80.8%	76.6%	N/M	69.6%

[1] includes:
Net interest income	5,115	3,013	6,156	(124)	1,963	16,122
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 19% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
23
Deutsche Bank
Annual Report 2024

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	6,337	10,016	9,152	2,608	(1,050)	27,063
Provision for credit losses	335	319	583	(2)	(9)	1,226
Noninterest expenses
Compensation and benefits	1,416	2,379	2,783	899	3,235	10,712
General and administrative expenses	2,790	4,061	4,193	883	(2,199)	9,728
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Restructuring activities	(19)	15	(113)	0	(2)	(118)
Total noninterest expenses	4,187	6,455	6,863	1,850	1,035	20,390
Noncontrolling interests	0	15	0	174	(190)	0
Profit (loss) before tax	1,816	3,228	1,705	585	(1,886)	5,447

Assets (in € bn)[2]	258	677	333	10	67	1,344
Loans (gross of allowance for loan losses, in € bn)	122	103	265	0	6	496
Additions to non-current assets	3	4	177	41	2,267	2,494
Deposits (in € bn)	289	16	317	0	7	629
Average allocated shareholders' equity	11,668	22,478	12,945	5,437	7,580	60,109

Risk-weighted assets (in € bn)	74	139	88	13	46	360
of which: operational risk RWA (in € bn)[3]	5	23	8	3	19	58
Leverage exposure (in € bn)	321	530	344	9	36	1,240
Employees (full-time equivalent)	22,621	17,946	37,710	4,778	1,876	84,930

Post-tax return on average shareholders’ equity[4,5]	10.3%	9.3%	8.6%	7.3%	N/M	8.2%
Post-tax return on average tangible shareholders’ equity[4,5]	11.1%	9.6%	9.2%	17.0%	N/M	9.1%
Cost/income ratio[6]	66.1%	64.4%	75.0%	70.9%	N/M	75.3%

[1] includes:
Net interest income	3,628	3,467	5,222	(65)	1,732	13,983
Net income (loss) from equity method investments	4	50	27	66	6	152
[2] includes:
Equity method investments	90	501	99	415	20	1,124

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was (2)% for the year ended December 31, 2022; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
24
Deutsche Bank
Annual Report 2024

Corporate Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services	4,223	4,399	3,827	(176)	(4)	572	15
Institutional Client Services	1,956	1,895	1,580	62	3	314	20
Business Banking	1,326	1,424	930	(98)	(7)	494	53
Total net revenues	7,506	7,718	6,337	(212)	(3)	1,381	22
Of which:
Net interest income	4,960	5,115	3,628	(154)	(3)	1,487	41
Net commissions and fee income	2,434	2,328	2,356	106	5	(28)	(1)
Remaining income	111	275	354	(164)	(59)	(79)	(22)
Provision for credit losses	347	266	335	81	30	(68)	(20)
Noninterest expenses
Compensation and benefits	1,603	1,530	1,416	73	5	114	8
General and administrative expenses	3,481	3,122	2,790	359	12	332	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(1)	(4)	(19)	4	(86)	15	(77)
Total noninterest expenses	5,084	4,648	4,187	436	9	461	11
Noncontrolling interests	0	0	0	0	N/M	0	N/M
Profit (loss) before tax	2,075	2,804	1,816	(729)	(26)	988	54

Employees (front office, full-time equivalent)[1]	7,943	7,682	7,332	261	3	350	5
Employees (business-aligned operations, full-time equivalent)[1]	8,089	7,976	7,114	113	1	862	12
Employees (allocated central infrastructure, full-time equivalent)[1]	10,285	9,781	8,175	504	5	1,606	20
Total employees (full-time equivalent)[1]	26,317	25,439	22,621	878	3	2,818	12
Total assets (in € bn)[1,2]	280	264	258	16	6	6	2
Risk-weighted assets (in € bn)[1]	78	69	74	9	13	(5)	(7)
of which: operational risk RWA (in € bn)[1,3]	11	6	5	5	94	0	5
Leverage exposure (in € bn)[1]	339	307	321	33	11	(14)	(4)
Deposits (in € bn)[1]	313	289	289	23	8	1	0
Loans (gross of allowance for loan losses, in € bn)[1]	117	117	122	(0)	(0)	(5)	(4)
Cost/income ratio[4]	67.7%	60.2%	66.1%	N/M	7.5ppt	N/M	(5.8)ppt
Post-tax return on average shareholders' equity[5,6]	11.7%	16.6%	10.3%	N/M	(4.8)ppt	N/M	6.2ppt
Post-tax return on average tangible shareholders’ equity[5,6]	12.6%	17.8%	11.1%	N/M	(5.3)ppt	N/M	6.8ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
25
Deutsche Bank
Annual Report 2024

2024

Profit before tax was € 2.1 billion in 2024, down by 26% from 2023, primarily driven by higher noninterest expenses. Post-tax return on average shareholders’ equity was 11.7%, down from 16.6% in the prior year, and post-tax return on average tangible shareholders’ equity was 12.6%, down from 17.8%. The cost/income ratio was 68%, up from 60% in 2023.
Net revenues were € 7.5 billion, 3% lower year on year as the normalization of deposit margins was mostly offset by higher deposit volumes and growth in net commissions and fee income. Corporate Treasury Services revenues were € 4.2 billion, down 4% year on year, driven by lower deposit margins mostly offset by higher deposit volumes and growth in net commissions and fee income. Institutional Client Services revenues rose 3% year on year to € 2.0 billion, driven by growth in Securities Services and Trust and Agency Services. Business Banking revenues were € 1.3 billion, down 7% year on year, driven by the normalization of deposit margins.
Provision for credit losses was € 347 million in 2024, or 30 basis points of average loans, up from € 266 million in the last year, mainly driven by certain larger corporate credit events.
Noninterest expenses were € 5.1 billion, up 9% year on year, driven by a litigation item, while adjusted costs rose 2% year on year to € 4.6 billion driven by higher internal service cost allocations and front office investments.
2023
Profit before tax of the Corporate Bank was € 2.8 billion for the full year 2023, up from € 1.8 billion in 2022, driven by higher revenues and lower provision for credit losses, partly offset by higher noninterest expenses. Post-tax return on average shareholders’ equity was 16.6%, up from 10.3% in the prior year. Post-tax return on average tangible shareholders’ equity was 17.8%, up from 11.1% in the prior year. The cost/income ratio was 60%, down from 66% in 2022.
Net revenues were € 7.7 billion, 22% higher year on year, driven by increased interest rates and continued pricing discipline, while net commissions and fee income remained essentially flat. Corporate Treasury Services revenues were € 4.4 billion, up 15% year on year, Institutional Client Services revenues rose 20% year on year to € 1.9 billion and Business Banking revenues were € 1.4 billion, up 53% year on year.
Provision for credit losses in 2023 was € 266 million, or 23 basis points of average loans, compared to provisions of € 335 million, or 28 basis points of average loans, in 2022. The reduction reflects releases of Stage 1 and 2 provisions driven by improved macroeconomic outlook and model changes.
Noninterest expenses were € 4.6 billion, up 11% year on year, mainly due to increased nonoperating costs, internal service cost allocations and noncompensation direct costs.
26
Deutsche Bank
Annual Report 2024

Investment Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	8,610	7,893	8,861	717	9	(968)	(11)
Fixed Income & Currencies: Financing	3,205	2,867	2,953	339	12	(86)	(3)
Fixed Income & Currencies: Ex-Financing	5,405	5,026	5,909	378	8	(882)	(15)
Origination & Advisory	2,012	1,246	998	765	61	249	25
Debt Origination	1,290	843	412	447	53	431	105
Equity Origination	187	102	101	84	82	1	1
Advisory	535	301	485	234	78	(184)	(38)
Research and Other	(64)	21	157	(85)	N/M	(136)	(87)
Total net revenues	10,558	9,160	10,016	1,398	15	(856)	(9)
Provision for credit losses	549	431	319	119	28	112	35
Noninterest expenses
Compensation and benefits	2,682	2,526	2,379	155	6	147	6
General and administrative expenses	3,979	4,091	4,061	(111)	(3)	30	1
Impairment of goodwill and other intangible assets	0	233	0	(233)	N/M	233	N/M
Restructuring activities	(0)	(3)	15	3	(98)	(18)	N/M
Total noninterest expenses	6,661	6,847	6,455	(186)	(3)	391	6
Noncontrolling interests	5	3	15	2	52	(12)	(79)
Profit (loss) before tax	3,343	1,879	3,228	1,463	78	(1,348)	(42)

Employees (front office, full-time equivalent)[1]	4,869	4,843	4,333	26	1	510	12
Employees (business-aligned operations, full-time equivalent)[1]	3,129	3,120	2,811	9	0	309	11
Employees (allocated central infrastructure, full-time equivalent)[1]	12,109	12,101	10,802	8	0	1,299	12
Total employees (full-time equivalent)[1]	20,107	20,063	17,946	44	0	2,117	12
Total assets (in € bn)[1,2]	756	658	677	98	15	(18)	(3)
Risk-weighted assets (in € bn)[1]	130	140	139	(10)	(7)	0	0
of which: operational risk RWA (in € bn)[1,3]	15	22	23	(7)	(32)	(2)	(7)
Leverage exposure (in € bn)[1]	593	546	530	46	8	17	3
Deposits (in € bn)[1]	22	18	16	4	23	1	9
Loans (gross of allowance for loan losses, in € bn)[1]	110	101	103	9	9	(2)	(2)
Cost/income ratio[4]	63.1%	74.7%	64.4%	N/M	(11.6)ppt	N/M	10.3ppt
Post-tax return on average shareholders’ equity[5,6]	9.1%	4.8%	9.3%	N/M	4.3ppt	N/M	(4.5)ppt
Post-tax return on average tangible shareholders’ equity[5,6]	9.4%	4.9%	9.6%	N/M	4.4ppt	N/M	(4.6)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
27
Deutsche Bank
Annual Report 2024

2024

Profit before tax was € 3.3 billion in 2024, up by 78% year on year, with growth across both Fixed Income and Currencies (FIC) and Origination & Advisory revenues, combined with the non-repeat of a goodwill impairment in 2023, partially offset by higher provision for credit losses in 2024. Post-tax return on average shareholders’ equity was 9.1%, up from 4.8% in 2023, and post-tax return on average tangible shareholders’ equity was 9.4%, up from 4.9%. The cost/income ratio was 63%, down from 75% in 2023.
Net revenues were € 10.6 billion, 15% higher year on year reflecting market share gains in a growing Origination & Advisory fee pool, as well as strength in FIC. FIC ex. Financing revenues were € 5.4 billion, an increase of 8% year on year benefiting from strength in Credit Trading and increased client engagement more broadly. FIC Financing revenues grew 12% to € 3.2 billion driven by both increased net interest income and higher commission and fees. Origination & Advisory revenues rose 61% year on year to € 2.0 billion primary due to increasing market share by around 50 basis points, combined with industry fee pool growth during the year (source: Dealogic).
Provision for credit losses was € 549 million in the year, or 52 basis points of average loans, and significantly higher year on year, reflecting increased Stage 3 provisions, primarily in CRE.
Noninterest expenses were € 6.7 billion in 2024, down 3% year on year, mainly reflecting the non-repeat of a goodwill impairment in 2023. Adjusted costs were essentially flat at € 6.4 billion, with the full year impact of strategic investments in the second half of 2023 and adverse FX impact largely offset by a reduction in bank levies.
2023
Profit before tax in 2023 was € 1.9 billion, down € 1.3 billion, or 42% compared to 2022. This reflects a decline in FIC revenues compared to a very strong prior year, higher costs driven by strategic investments into the business, including the acquisition of Numis, and increased provision for credit losses. Post-tax return on average shareholders’ equity was 4.8%, down from 9.3% in the prior year. Post-tax return on average tangible shareholders’ equity was 4.9%, down from 9.6% in the prior year. The cost/income ratio in 2023 was 75%, compared to 64% in 2022.
Net revenues were € 9.2 billion, a decrease of € 856 million, or 9% year on year. Revenues in FIC were € 7.9 billion, down € 968 million, or 11% compared to 2022, which was the best FIC revenue performance in a decade. Revenues in Rates, Emerging Markets and Foreign Exchange were all significantly lower, reflecting reduced levels of market volatility and activity. Credit Trading revenues were significantly higher due to the improved performance of Credit Flow following investments into the business. Financing revenues were robust and essentially flat to the prior year.
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
Research and Other revenues were € 21 million, compared to positive € 157 million in 2022. The year on year decrease was materially driven by a loss of € 47 million relating to the impact of debt valuation adjustments on certain derivative liabilities versus a gain of € 49 million in the prior year.
Provision for credit losses was € 431 million, or 42 basis points of average loans, an increase of € 112 million year on year due to increased levels of stage 3 impairments, primarily in relation to Commercial Real Estate.
Noninterest expenses in 2023 were € 6.8 billion, an increase of € 391 million or 6% year on year, primarily driven by an impairment of Goodwill due to the Numis acquisition, as well as strategic investments made across the business and in line with the previously communicated strategy.
28
Deutsche Bank
Annual Report 2024

Private Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking	5,304	5,570	5,005	(267)	(5)	566	11
Wealth Management & Private Banking	4,082	4,000	4,147	82	2	(147)	(4)
Total net revenues	9,386	9,571	9,152	(185)	(2)	419	5
of which:
Net interest income	5,786	6,156	5,222	(370)	(6)	934	18
Net commissions and fee income	2,956	2,852	3,155	104	4	(303)	(10)
Remaining income	643	563	775	80	14	(212)	(27)
Provision for credit losses	851	783	583	68	9	201	34
Noninterest expenses:
Compensation and benefits	2,934	2,805	2,783	130	5	22	1
General and administrative expenses	4,372	4,696	4,193	(324)	(7)	503	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(3)	228	(113)	(231)	N/M	341	N/M
Total noninterest expenses	7,304	7,730	6,863	(426)	(6)	866	13
Noncontrolling interests	0	0	0	(0)	(45)	(0)	(12)
Profit (loss) before tax	1,231	1,058	1,705	173	16	(648)	(38)

Employees (front office, full-time equivalent)[1]	16,961	18,403	18,853	(1,442)	(8)	(450)	(2)
Employees (business-aligned operations, full-time equivalent)[1]	7,917	7,802	8,018	115	1	(216)	(3)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,193	12,205	10,839	(12)	(0)	1,366	13
Total employees (full-time equivalent)[1]	37,072	38,411	37,710	(1,339)	(3)	701	2
Total assets (in € bn)[1,2]	324	331	333	(7)	(2)	(2)	(1)
Risk-weighted assets (in € bn)[1]	97	86	88	11	13	(1)	(2)
of which: operational risk RWA (in € bn)[1,3]	14	8	8	7	88	0	0
Leverage exposure (in € bn)[1]	336	339	344	(2)	(1)	(6)	(2)
Deposits (in € bn)[1]	320	308	317	13	4	(10)	(3)
Loans (gross of allowance for loan losses, in € bn)[1]	257	261	265	(4)	(1)	(4)	(1)
Assets under Management (in € bn)[1,4]	633	578	543	55	10	35	6
Net flows (in € bn)	29	23	31	6	26	(8)	(26)
Cost/income ratio[5]	77.8%	80.8%	75.0%	N/M	(2.9)ppt	N/M	5.8ppt
Post-tax return on average shareholders' equity[6,7]	5.2%	4.8%	8.6%	N/M	0.4ppt	N/M	(3.8)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	5.2%	5.2%	9.2%	N/M	0.1ppt	N/M	(4.0)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management & Private Banking (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. Within the Private Bank business ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, starting 2024, demand deposits of Private Banking in Germany were reclassified to Assets under Management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
2024
Private Bank reported a profit before tax of € 1.2 billion in 2024, up € 173 million or 16% year on year reflecting slightly lower noninterest expenses. Post-tax return on average shareholders’ equity increased to 5.2% compared to 4.8% in 2023, while post-tax return on average tangible shareholders’ equity remained the same at 5.2%. The cost/income ratio of 78%, improved compared to 81% in the prior year.
Net revenues were € 9.4 billion in 2024, down 2% year on year. Net interest income declined by 6% in an environment of normalizing interest rates; this was partly offset by growth in investment products, reflecting the Private Bank’s strategy of growing noninterest income.
29
Deutsche Bank
Annual Report 2024

In Personal Banking, net revenues were down 5% year on year to € 5.3 billion in 2024, reflecting continued higher funding costs, including the impact from minimum reserves, certain hedging costs and higher Group neutral central treasury allocation to the segment. These impacts were partly offset by growth in deposit revenues during 2024.
In Wealth Management & Private Banking, net revenues grew by 2% year on year to € 4.1 billion in 2024. Higher investment product revenues, as well as slightly higher lending revenues, were partially offset by lower deposit revenues.
Provision for credit losses was € 851 million, or 33 basis points of average loans, compared to 30 basis points of average loans in the prior year. The increase mainly reflected the continued elevated transitory effects from Postbank integration. Overall, the quality of the segment’s portfolios remains very solid.
Noninterest expenses were € 7.3 billion in 2024, down 6% year-on-year including lower direct restructuring and severance cost and the nonrecurrence of provisions for individual litigation cases. The improvement in adjusted cost by 4% to 7.0 billion in 2024 reflecting normalized investment spend and benefits from transformation initiatives including workforce reductions and the closure of 125 branches in 2024, as well as lower regulatory costs, partially offset by inflation impacts.
Assets under management were € 633 billion at year end 2024, up € 55 billion in the year. The increase was mainly supported by net inflows of € 29 billion, as well as € 20 billion positive market movements, and € 9 billion of positive foreign exchange movements.
2023
Private Bank recorded a profit before tax of € 1.1 billion in 2023, compared to € 1.7 billion in the prior year, a decline of 38%. The year-on-year development reflected significant nonoperating costs and revenue items. Nonoperating costs were € 468 million in 2023, compared to a benefit of € 147 million in 2022. Furthermore, 2022 revenues included € 430 million in specific items which did not recur in 2023. These items impacted key ratios, with the cost/income ratio rising to 81%, from 75% in the prior year, while post-tax return on average shareholders’ equity declined to 4.8%, from 8.6% in 2022 and post-tax return on average tangible shareholders’ equity declined to 5.2%, from 9.2% in the prior year. Excluding nonoperating cost and specific revenue items, profit before tax would have been up 35% year on year.
Net revenues were € 9.6 billion, up 5% year on year, or up 10% if adjusted for the non-recurrence of the aforementioned € 430 million of specific items from last year. These included a gain of approximately € 310 million from the sale of the Deutsche Bank Financial Advisors business in Italy, and positive impacts from Sal. Oppenheim workout activities. Revenue growth was driven by higher net interest income from deposit products, partly offset by lower fee income and lower loan revenues in a rising interest rate environment. The Private Bank attracted net inflows into assets under management of € 23 billion in 2023, with net inflows in both investment products and deposits. Loan development reflected lower client demand, mainly in mortgage loans in Germany and client deleveraging in APAC.
In Personal Banking, net revenues grew by 11% to € 5.6 billion as higher net interest income from deposit products more than offset impacts from lower fee income due to changes in contractual and regulatory conditions.
In Wealth Management & Private Banking, net revenues were € 4.0 billion, down 4% year on year, or up 6% if adjusted for the aforementioned impact of specific items, from non-recurring revenues of approximately € 50 million following the business divestiture in Italy. Higher deposit revenues were offset by lower lending and investment revenues mainly in APAC.
Assets under management in the Private Bank were € 578 billion at year end, up € 35 billion in the year. The increase was mainly driven by net inflows of € 23 billion and by a € 19 billion beneficial impact from higher market levels partly offset by € 4 billion negative impact from foreign exchange rate movements.
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
Noninterest expenses were € 7.7 billion, up 13% year on year, driven predominantly by the aforementioned € 468 million in nonoperating costs, including restructuring and severance of € 346 million and litigation charges of € 123 million, compared to releases of nonoperating costs of € 147 million in 2022. Adjusted costs, which exclude these items, were up 4%, mainly reflecting investments in Group control functions, strategic initiatives, higher internal cost allocations, Postbank service remediation and inflation impacts. These were partly mitigated by continued savings from transformation programs and reduced regulatory charges.
30
Deutsche Bank
Annual Report 2024

Asset Management

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,479	2,314	2,458	164	7	(143)	(6)
Performance and transaction fees	148	128	125	20	16	2	2
Other	23	(59)	24	82	N/M	(84)	N/M
Total net revenues	2,649	2,383	2,608	267	11	(225)	(9)
Provision for credit losses	(1)	(1)	(2)	0	(23)	1	(50)
Noninterest expenses
Compensation and benefits	919	891	899	28	3	(8)	(1)
General and administrative expenses	904	934	883	(29)	(3)	51	6
Impairment of goodwill and other intangible assets	0	0	68	0	N/M	(68)	N/M
Restructuring activities	0	0	0	(0)	(43)	(0)	(15)
Total noninterest expenses	1,823	1,825	1,850	(1)	(0)	(26)	(1)
Noncontrolling interests	194	163	174	32	20	(12)	(7)
Profit (loss) before tax	632	396	585	236	60	(188)	(32)

Employees (front office, full-time equivalent)[1]	2,069	2,062	2,059	7	0	3	0
Employees (business-aligned operations, full-time equivalent)[1]	2,506	2,325	2,225	181	8	100	4
Employees (allocated central infrastructure, full-time equivalent)[1]	594	576	494	18	3	82	17
Total employees (full-time equivalent)[1]	5,169	4,963	4,778	206	4	185	4
Total assets (in € bn)[1,2]	11	10	10	0	2	0	2
Risk-weighted assets (in € bn)[1]	18	15	13	3	22	2	18
of which: operational risk RWA (in € bn)[1,3]	5	3	3	1	35	0	2
Leverage exposure (in € bn)[1]	10	10	9	0	4	0	3
Assets under Management (in € bn)[1,4]	1,012	896	821	115	13	75	9
Net flows (in € bn)	26	28	(20)	(3)	(9)	48	N/M
Cost/income ratio[5]	68.8%	76.6%	70.9%	N/M	(7.8)ppt	N/M	5.6ppt
Post-tax return on average shareholders' equity[6,7]	8.0%	5.1%	7.3%	N/M	2.9ppt	N/M	(2.2)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	18.0%	12.0%	17.0%	N/M	6.1ppt	N/M	(5.1)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
2024
Profit before tax was € 632 million, up 60% from 2023, mainly driven by higher revenues and stable noninterest expenses. Post-tax return on average shareholders’ equity was 8.0%, up from 5.1% in the prior year. Post-tax return on average tangible shareholders’ equity was 18.0%, up from 12.0% in the prior year. The cost/income ratio was 69%, down from 77% in 2023.
Net revenues in 2024 were € 2.6 billion, up 11% compared to 2023. Management fees were € 2.5 billion, up 7% year on year, driven by Active and Passive products from higher average assets under management. Performance and transaction fees increased by 16% to € 148 million, predominately driven by a significant Multi Asset performance fee. Other revenues increased by € 82 million to € 23 million driven by lower treasury funding charges, partly offset by unfavourable outcome of fair value of guarantees.
31
Deutsche Bank
Annual Report 2024

Noninterest expenses were € 1.8 billion in 2024, essentially flat year on year. Adjusted costs increased by 1%, mainly due to higher compensation and benefits, due to variable compensation and increasing number of employees, as well as higher banking servicing costs driven by a rise in assets under management, partly offset by lower IT costs and professional services fees from adopting a hybrid approach to the platform transformation. Non-operating costs were significantly lower due to lower litigation costs and severance payments compared to 2023.
Net flows were positive € 26 billion, primarily in Passive, Systematic & Quantitative Investments (SQI) and Cash products. This was partly offset by net outflows in Multi Assets, Equity, Alternatives and Fixed Income. ESG products attracted net inflows of € 6 billion in 2024 primarily into Xtrackers.
Assets under Management increased by € 115 billion, or 13%, to € 1,012 billion during 2024, driven by positive market developments, net inflows and foreign exchange rate movements.
The following table provides the development of assets under management during 2024, broken down by product type as well as the respective management fee margins:
in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under management
Balance as of December 31, 2023	107	204	76	66	85	247	111	896
Inflows	14	42	7	14	717	124	10	929
Outflows	(19)	(43)	(19)	(12)	(715)	(82)	(13)	(903)
Net Flows	(5)	(1)	(11)	2	2	41	(3)	26
FX impact	1	6	0	0	4	11	3	26
Performance	13	6	3	5	1	35	1	64
Other	0	0	(4)	3	0	1	(0)	(0)
Balance as of December 31, 2024	116	215	64	77	93	335	111	1,012
Management fee margin (in bps)	68	11	31	33	6	16	45	26

2023
Profit before tax was € 396 million, down 32%, mainly driven by lower revenues. Post-tax return on average shareholders’ equity was 5.1%, down from 7.3% in the prior year. Post-tax return on average tangible shareholders’ equity was 12.0%, down from 17.0% in the prior year. The cost/income ratio was 77%, up from 71% in 2022.
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

32
Deutsche Bank
Annual Report 2024

Corporate & Other

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues	1,406	2,324	(1,050)	(918)	(40)	3,373	N/M
Provision for credit losses	83	26	(9)	57	N/M	35	N/M
Noninterest expenses
Compensation and benefits	3,593	3,378	3,235	215	6	143	4
General and administrative expenses	(1,494)	(2,731)	(2,199)	1,237	(45)	(532)	24
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	0	(1)	(2)	1	N/M	1	(40)
Total noninterest expenses	2,099	646	1,035	1,453	N/M	(388)	(38)
Noncontrolling interests	(199)	(166)	(190)	(33)	20	24	(12)
Profit (loss) before tax	(577)	1,817	(1,886)	(2,394)	N/M	3,703	N/M

Total Employees (full-time equivalent)[1]	36,269	35,917	32,186	352	1	3,731	12
Risk-weighted assets (in € bn)[1]	34	40	46	(6)	(15)	(6)	(13)
Leverage exposure (in € bn)[1]	38	39	36	(1)	(3)	3	7

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2024
Corporate & Other reported a loss before tax of € 577 million, primarily driven by legacy litigation matters including the Postbank takeover litigation and Polish FX mortgages offset by positive valuation and timing revenues. This compared to a profit before tax of € 1.8 billion in the prior year.
Net revenues for the full year were positive € 1.4 billion, compared to positive € 2.3 billion for the prior year, primarily driven by revenues in valuation and timing differences reflecting gains on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB.
Noninterest expenses were negative € 2.1 billion for the full year, driven by the aforementioned legacy litigation matters, compared to negative € 646 million in the prior year. Expenses associated with shareholder activities were € 648 million for the full year, compared to € 582 million in the prior year.
Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 199 million for the full year, mainly related to DWS.
2023
Corporate & Other reported a profit before tax of € 1.8 billion in 2023 compared to a loss before tax of € 1.9 billion in 2022, primarily reflecting higher revenues.
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
Noninterest expenses were € 646 million in 2023, a reduction of € 388 million, or 38%, compared to 2022. The reduction was primarily driven by positive € 37 million litigation releases in 2023, compared to a charge of € 261 million in 2022. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 582 million in 2023, versus € 510 million in 2022.
Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in Corporate & Other. These amounted to € 166 million in 2023, compared to € 190 million in 2022, mainly related to DWS.
33
Deutsche Bank
Annual Report 2024

Financial Position

Assets
in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023	Absolute Change	Change in %
Cash, central bank and interbank balances	153,654	184,556	(30,903)	(17)
Central bank funds sold, securities purchased under resale agreements and securities borrowed	40,846	14,764	26,083	177
Financial assets at fair value through profit or loss	545,895	465,273	80,623	17
Of which: Trading assets	139,772	125,275	14,497	12
Of which: Positive market values from derivative financial instruments	291,800	251,877	39,923	16
Of which: Non-trading financial assets mandatory at fair value through profit and loss	114,324	88,047	26,278	30
Financial assets at fair value through other comprehensive income	42,090	35,546	6,544	18
Loans at amortized cost	483,897	479,353	4,544	1
Remaining assets	124,650	137,774	(13,124)	(10)
Of which: Brokerage and securities related receivables	60,690	72,566	(11,876)	(16)
Total assets	1,391,033	1,317,266	73,767	6

Liabilities and Equity
in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023	Absolute Change	Change in %
Deposits	667,700	625,486	42,214	7
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	3,742	3,042	701	23
Financial liabilities at fair value through profit or loss	412,409	366,494	45,916	13
Of which: Trading liabilities	43,498	44,005	(506)	(1)
Of which: Negative market values from derivative financial instruments	276,410	238,278	38,131	16
Of which: Financial liabilities designated at fair value through profit or loss	92,047	83,727	8,321	10
Other short-term borrowings	9,895	9,620	274	3
Long-term debt	114,899	119,390	(4,491)	(4)
Remaining liabilities	100,522	116,903	(16,381)	(14)
Of which: Brokerage and securities related payables	63,755	81,539	(17,784)	(22)
Total liabilities	1,309,168	1,240,935	68,232	5
Total equity	81,865	76,330	5,535	7
Total liabilities and equity	1,391,033	1,317,266	73,767	6

34
Deutsche Bank
Annual Report 2024

Movements in Assets and Liabilities

As of December 31, 2024, the total balance sheet of € 1.4 trillion was slightly higher compared to year-end 2023.
Cash, central bank and interbank balances decreased by € 30.9 billion, as a result of an increase in central bank funds sold, securities purchased under resale agreements, and securities borrowed across all applicable measurement categories by € 52.7 billion, mainly driven by increased firm trading activities and client flows.
Trading assets increased by € 14.5 billion, primarily driven by an increase in bond positions in the bank’s debt securities portfolio due to client flows and desk positioning, as well as an increase in traded loans.
Positive and negative market values of derivative financial instruments increased by € 39.9 billion and € 38.1 billion, respectively, mainly due to increased volatility in foreign exchange products caused by political uncertainty towards the end of the year and the strengthening of the U.S. dollar against the euro.
Non trading financial assets mandatory at fair value through profit or loss increased by € 26.3 billion, driven by aforementioned increase in securities purchased under resale agreements measured under non-trading financial assets mandatory at fair value through profit and loss.
Financial assets at fair value through other comprehensive income increased by € 6.5 billion, driven by an increase in holdings of government securities in line with the bank’s initiative to optimize return on liquidity.
Loans at amortized cost increased by € 4.5 billion, driven by a significant impact from foreign exchange movements and growth in Fixed Income & Currencies business in the Investment Bank which was partly offset by lower mortgage origination in the Private Bank.
Brokerage and securities related receivables and payables decreased by € 11.9 billion and € 17.8 billion, respectively, mainly due to a decrease in receivables and payables from pending settlement of regular way trades.
Deposits increased by € 42.2 billion, primarily driven by growth in Corporate Cash Management business in the Corporate Bank as well as higher inflows in the Private Bank and Global Emerging Markets in the Investment Bank.
Financial liabilities designated at fair value through profit or loss increased by € 8.3 billion, mainly attributable to an increase in long term debt driven by new issuances in FIC business in the Investment Bank.
Long term debt at amortized cost decreased by € 4.5 billion, mainly due to repayments of the TLTRO funding which were partly offset by new issuances.
The overall movement of the balance sheet included an increase of € 31.4 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
Liquidity
Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 increased to € 226 billion as of December 31, 2024 vs € 219 billion as at December 31, 2023. The increase in HQLA is primarily on account of increased deposits and long-term debt issuance largely offset by remaining TLTRO repayment and asset growth across businesses. The Liquidity Coverage Ratio was 131% at the end fourth quarter of 2024, a surplus to regulatory requirements of € 53 billion as compared to 140% as at the end of fourth quarter of 2023, a surplus to regulatory requirements of € 62 billion.
35
Deutsche Bank
Annual Report 2024

Equity

Total equity as of December 31, 2024, was € 81.9 billion compared to € 76.3 billion as of December 31, 2023, an increase of € 5.5 billion. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 4.3 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 3.0 billion as well as unrealized net gains on accumulated other comprehensive income of € 475 million, net of tax, mainly on foreign currency translation of € 918 million, net of tax, primarily resulting from the strengthening of the U.S. dollar against the Euro. This was partially offset by negative impacts from financial assets at fair value through other comprehensive income of € 317 million, net of tax, and change in own credit risk of financial liabilities designated at fair value through profit and loss of € 126 million, net of tax. Further contributing factors include treasury shares distributed under share-based compensation plans of € 444 million and remeasurement gains related to defined benefit plans of € 148 million, net of tax. These positive effects were partially offset by net purchases of treasury shares of € 1.1 billion, cash dividends paid to Deutsche Bank shareholders of € 883 million, coupons paid on additional equity components of € 574 million as well as a change in noncontrolling interests of negative € 156 million.
On January 31, 2024, the Management Board of Deutsche Bank AG resolved a share repurchase program of up to € 675 million which started on March 4, 2024 and was completed on July 11, 2024. In this period Deutsche Bank AG repurchased 46.4 million common shares. The repurchase of these shares has reduced total equity by € 675 million.
On March 5, 2024, Deutsche Bank AG cancelled 45.5 million of its common shares, concluding its 2023 share buyback program. The cancellation reduced the nominal value of the shares by € 117 million. The cancelled shares had been held in common shares in treasury at their acquisition cost of € 450 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million. The shares had already been deducted from the reported total equity on December 31, 2023. Therefore, the cancellation did not reduce total equity in 2024.
Own Funds
Deutsche Bank’s CRR/CRD Common Equity Tier 1 capital as of December 31, 2024, increased by € 1.4 billion to € 49.5 billion, compared to € 48.1 billion as of December 31, 2023. The Risk-weighted assets (RWA) increased by € 7.7 billion to € 357.4 billion as of December 31, 2024, compared to € 349.7 billion as of December 31, 2023. The CET 1 capital ratio as of December 31, 2024, increased to 13.8% compared to 13.7% as of December 31, 2023.
The Bank’s Tier 1 capital as of December 31, 2024, amounted to € 60.8 billion, consisting of a CET 1 capital of € 49.5 billion and Additional Tier 1 capital of € 11.4 billion. The Tier 1 capital was € 4.4 billion higher than at the end of 2023, driven by an increase in AT1 capital of € 3.1 billion and an increase in CET 1 capital of € 1.4 billion. The Tier 1 capital ratio as of December 31, 2024, increased to 17.0% compared to 16.1% as of December 31, 2023.
Total capital as of December 31, 2024, amounted to € 68.5 billion compared to € 65.0 billion at the end of 2023. The Total capital increase was driven by an increase in Tier 1 capital of € 4.4 billion, which was partly offset by a decrease in Tier 2 capital of € 0.9 billion since year end 2023. The Total capital ratio as of December 31, 2024, increased to 19.2% compared to 18.6% as of December 31, 2023.
36
Deutsche Bank
Annual Report 2024

Liquidity and capital resources

For a detailed discussion of the bank’s liquidity risk management, please see the Risk Report in this annual report.
Tabular Disclosure of Contractual Obligations
Cash payment requirements outstanding as of December 31, 2024.
Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations¹	131,223	24,847	41,428	28,243	36,706
Trust preferred securities[1,2]	302	302	0	0	0
Long-term financial liabilities designated at fair value through profit or loss[3]	22,266	4,000	4,729	7,823	5,713
Future cash outflows not reflected in the measurement of Lease liabilities[4]	4,771	30	182	293	4,267
Lease liabilities[1]	5,664	615	967	967	3,116
Purchase obligations	3,765	817	1,328	825	795
Long-term deposits¹	26,407	0	12,593	3,392	10,422
Other long-term liabilities	1,676	1,592	16	11	57
Total	196,074	32,202	61,243	41,553	61,076

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
37
Deutsche Bank
Annual Report 2024

Outlook

[Page intentionally left blank for SEC filing purposes]
38
Deutsche Bank
Annual Report 2024

Risks and opportunities

[Page intentionally left blank for SEC filing purposes]
39
Deutsche Bank
Annual Report 2024

Risk Report

Introduction – 41
43	Risk and capital overview
Key risk metrics – 43
Risk profile – 44
46	Risk and capital framework
Risk management principles – 46
Risk governance – 47
Risk appetite and capacity – 49
Risk and capital plan – 50
Stress testing – 52
Risk measurement and reporting systems – 53
Recovery and resolution planning – 55
56	Risk and Capital Management
Capital management – 56
Resource limit setting – 56
Risk identification and assessment – 57
Credit Risk Management – 57
Market Risk Management – 75
Operational risk management – 82
Liquidity risk management – 87
Enterprise risk management – 92
Model Risk Management – 95
Reputational Risk Management – 96
Information security – 97
102
Capital, Leverage Ratio, TLAC and MREL – 102
Credit Risk Exposure – 118
Trading Market Risk Exposures – 154
Non-trading Market Risk Exposures – 157
Operational risk exposure – 159
Liquidity Risk Exposure – 160
40
Deutsche Bank
Annual Report 2024

Introduction
[Page intentionally left blank for SEC filing purposes]
41
Deutsche Bank
Annual Report 2024

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
In 2024, Deutsche Bank implemented a new client reference data system as well as completed the Postbank integration into the Deutsche Bank platform. Both measures led to process alignments and refinements consequently changing the presentation of certain client exposures by geography and industry (NACE). The process alignments and refinements had no impact on the overall Group’s total client exposures as of December 31, 2024.
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
Disclosure following Amendments to the Capital Requirements Regulation
During 2024, the EU co-legislators finalized, adopted and published the comprehensive package of reforms with respect to European Union banking rules which implement the Final Basel III set of global reforms, changing how banks calculate their RWA (Regulation (EU) 2024/1623 (CRR3)), applicable from January 1, 2025. It includes, among other things, an until 2030 gradually introduced output floor establishing minimum RWA that will ultimately be set at 72.5% of the RWA calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the Fundamental Review of the Trading Book (FRTB, applicable as of January 1, 2026). The implementation of the changes to CRR affect among others Deutsche Bank’s risk-weighted assets and regulatory capital.
42
Deutsche Bank
Annual Report 2024

Risk and capital overview

Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the twelve months ended December 31, 2024. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in the Group’s separate Pillar 3 report.
The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 ratio, Economic Capital Adequacy ratio, Leverage ratio, Total Loss Absorbing Capacity, Minimum Requirement for Own Funds and Eligible Liabilities, Liquidity Coverage Ratio, Stressed Net Liquidity Position and Net Stable Funding Ratio serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually.
Common Equity Tier 1 (CET1) Ratio
31.12.2024	13.8%[1]
31.12.2023	13.7%

Economic Capital Adequacy (ECA) Ratio
31.12.2024	199%
31.12.2023	205%

Leverage Ratio
31.12.2024	4.6%[1]
31.12.2023	4.5%

Total loss absorbing capacity (TLAC)
31.12.2024 (Risk Weighted Asset based)	33.2%
31.12.2024 (Leverage Exposure based)	9.0%
31.12.2023 (Risk Weighted Asset based)	32.6%
31.12.2023 (Leverage Exposure based)	9.2%

Liquidity Coverage Ratio (LCR)
31.12.2024	131%
31.12.2023	140%

Risk-Weighted Assets (RWA)
31.12.2024	€ 357.4 bn1
31.12.2023	€ 349.7 bn

Economic Capital (EC)
31.12.2024	€ 24.2 bn
31.12.2023	€ 23.3 bn

Leverage Exposure
31.12.2024	€ 1,316 bn1
31.12.2023	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.12.2024	37.5%
31.12.2023	35.2%

Stressed Net Liquidity Position (sNLP)
31.12.2024	€ 56.3 bn
31.12.2023	€ 57.7 bn

Net Stable Funding Ratio (NSFR)
31.12.2024	121%
31.12.2023	121%

1 Starting with the third quarter of 2024 Deutsche Bank adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; without application of this rule CET1 ratio would have been 13.5% with respective CET1 capital of € 48.4 billion and RWA of € 358.6 billion and in addition, the leverage ratio would have been 4.6% with respective Tier1 capital of € 59.8 billion and leverage exposure of € 1,315 billion
Deutsche Bank regularly assesses the potential impacts of risks on its balance sheet and profitability through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to withstand periods of potential stress.
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
43
Deutsche Bank
Annual Report 2024

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
Private Bank’s risk profile comprises credit risks from business with German and international retail clients, business clients and wealth management clients as well as non-trading market risks from modelling of client deposits and credit spread risk.
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
Risk profile of Deutsche Bank’s business divisions as measured by economic capital
	Dec 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	3,455	4,512	2,164	46	2,329	12,507	52
Market risk	1,040	2,086	1,561	304	3,676	8,667	36
Operational risk	863	1,182	1,155	376	1,069	4,645	19
Strategic risk	0	0	0	0	1,936	1,936	8
Diversification benefit¹	(715)	(1,007)	(803)	(190)	(814)	(3,530)	(15)
Total EC	4,643	6,772	4,077	536	8,196	24,225	100
Total EC in %	19	28	17	2	34	100	N/M

1 Diversification benefit across credit, market, operational and strategic risk
	Dec 31, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	2,612	4,395	2,182	48	2,639	11,875	51
Market risk	801	2,009	1,346	217	3,955	8,328	36
Operational risk	445	1,729	613	278	1,507	4,572	20
Strategic risk	0	0	0	0	1,874	1,874	8
Diversification benefit¹	(460)	(1,197)	(589)	(130)	(1,009)	(3,385)	(15)
Total EC	3,399	6,936	3,551	413	8,967	23,265	100
Total EC in %	15	30	15	2	39	100	N/M

1 Diversification benefit across credit, market, operational and strategic risk
As of December 31, 2024, Deutsche Bank’s economic capital demand amounted to € 24.2 billion, which was € 1.0 billion or 4% higher than € 23.3 billion economic capital demand as of December 31, 2023. This was mainly driven by an increase in economic capital demand for credit risk and market risk.
The economic capital demand for credit risk totaled to € 12.5 billion as of December 31, 2024, which was € 0.6 billion or 5% higher compared to year-end 2023. The increase was mainly driven by a change in composition of the Corporate Bank loan portfolio.
44
Deutsche Bank
Annual Report 2024

The economic capital demand for market risk totaled to € 8.7 billion as of December 31, 2024, which was € 0.3 billion or 4% higher compared to year-end 2023. The increase was mainly driven by higher behavioral interest rate risk arising from modelling assumptions in non-maturity deposit portfolios and increase in USD structural foreign exchange exposure, partially offset by a decrease in interest rate risk exposure in Treasury.
Key risk themes
The latest developments and key uncertainties during 2024 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others Germany, Middle East) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. Portfolios which have been identified for enhanced monitoring and downside risk assessment for the Group in 2024 include CRE, Automotives and sectors or clients considered vulnerable to Climate transition and physical risks.
CRE markets still face headwinds due to the impacts of higher interest rates, decreasing market liquidity combined with tightened lending conditions, and structural changes in the office sector. In the current environment, the main risk for Deutsche Bank’s CRE portfolio is related to refinancing and extension of maturing loans particularly in the U.S. where the Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions.
The automotive industry faces a challenging economic environment in Europe including potential U.S. tariffs, in addition to electric vehicle (EV) transition targets and competition from China. The difficult industry environment has limited impact on Deutsche Bank’s automotive and supplier portfolio thus far with only moderate downward rating migrations observed across small portfolio comprising 1.5 % of the Group’s loan book.
Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios. Managing climate transition and physical risks is a key component of Deutsche Bank’s risk management and wider sustainability strategy, where 2024 materiality assessments and climate stress test results conclude that potential credit risk impacts are well-contained in the short term.
Further details are provided in the section Focus areas in 2024.
45
Deutsche Bank
Annual Report 2024

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
Deutsche Bank’s risk management and internal control system is described in more detail in Deutsche Bank’s Pillar 3 report (specifically in the section “Risk management objectives and policies, Enterprise Risk”). The risk management and internal control system also covers sustainability-related objectives.
The Management Board is of the opinion that a risk management framework and internal control system has been established which is, in its entirety, appropriate and effective for the bank’s business model and risk profile.
46
Deutsche Bank
Annual Report 2024

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
Several layers of management provide cohesive risk governance:
– Deutsche Bank’s Supervisory Board is informed regularly on the risk situation, risk management and risk controlling, including reputational risk related items as well as material litigation cases; it has formed various committees to handle specific topics (for a detailed description of these committees, please see the “Report of the Supervisory Board”, as well as chapter “Supervisory Board” in the “Corporate Governance Report”)
– At the meetings of the Risk Committee, the Management Board reports on current and forward-looking risk exposures, portfolios, on risk appetite and strategy and on matters deemed relevant for the assessment and oversight of the risk situation of Deutsche Bank AG; it also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association; the Risk Committee advises on issues related to the overall risk appetite, aggregate risk position and the risk strategy and keeps the Supervisory Board informed of its activities
– The Regulatory Oversight Committee, among other responsibilities, monitors the Management Board’s measures that promote the company’s compliance with legal requirements, authorities’ regulations and the company’s own policies; it also reviews the bank’s codes of conduct and ethics as well as its policy framework, and, upon request, supports the Risk Committee in monitoring and analyzing the bank’s legal and reputational risks; the Management Board informs the committee about contacts with regulators with a significant relevance for the business activity
– The Audit Committee, among other matters, supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly the internal control system and the internal audit system, as well as the Management Board’s remediation of deficiencies identified
– The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other company related stakeholders; the Management Board is responsible for ensuring a proper business organization, encompassing appropriate and effective risk management, as well as compliance with legal requirements and internal guidelines; the Management Board established the Group Risk Committee as the central forum for review and decision on material risk and capital-related topics; the Group Risk Committee is described in more detail below
47
Deutsche Bank
Annual Report 2024

Risk management governance structure of the Deutsche Bank Group

The following functional committees are central to the management of risk at Deutsche Bank:
– The Group Risk Committee has various duties and dedicated authority, including approval of new or changed material risk and capital models and review of the inventory of risks, high-level risk portfolios, risk exposure developments, and internal and regulatory Group-wide stress testing results; in addition, the Group Risk Committee reviews and recommends items for Management Board approval, such as key risk management principles, the Group risk appetite statement, the Group recovery plan and the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators; the Group Risk Committee also supports the Management Board during Group-wide risk and capital planning processes
– The Group Reputational Risk Committee has the responsibility to review, decide and manage all transactions, client relationships or other primary reputational risk matters escalated in line with the underlying reputational risk policies and framework, including from the Regional Reputational Risk Committees
– The Financial Resource Management Council is an ad-hoc governance body, chaired by the Chief Financial Officer and the Chief Risk Officer, with delegated authority from the Management Board, to oversee financial crisis management at the bank; the Financial Resource Management Council provides a single forum to oversee execution of both the contingency funding plan and the Group recovery plan; the council recommends upon mitigating actions to be taken in a time of anticipated or actual capital or liquidity stress; specifically, the Financial Resource Management Council is tasked with analyzing the bank’s capital and liquidity position, in anticipation of a stress scenario recommending proposals for capital and liquidity related matters and overseeing the execution of decisions
– The Group Asset & Liability Committee has been established by the Management Board with the mandate to optimize the sourcing and deployment of the bank’s balance sheet and financial resources within the overarching risk appetite set by the Management Board
Deutsche Bank’s Chief Risk Officer, who is a member of the Management Board, has Group-wide, supra-divisional responsibility for establishing a risk management framework with appropriate identification, measurement, monitoring, mitigation and reporting of liquidity, credit, market, enterprise, model and non-financial risks (including operational and reputational); however, frameworks for certain risks are established by other functions as per the business allocation plan.
48
Deutsche Bank
Annual Report 2024

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
Risk appetite is an integral element in business planning processes via risk strategy and plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity, risk-return and appetite constraints from both financial and non-financial risks. Compliance of the plan with risk appetite and capacity is also tested under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.
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
49
Deutsche Bank
Annual Report 2024

Risk and capital plan

Strategic and capital plan
Deutsche Bank conducts annually an integrated strategic planning process which lays out the development of the future strategic direction for the Group and for the business areas. The strategic plan aims to create a holistic perspective on capital, funding, and risk under risk-return considerations. This process translates long-term strategic targets into measurable short- to medium-term financial targets and enables intra-year performance monitoring and management. Thereby the Group aims to identify growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk-specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.
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
In a second phase, the top-down targets are substantiated bottom-up by detailed business unit plans, which consist of a month by month operative plan for year one; years two and three are planned per quarter and years four and five are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the respective business heads. Thereby, the specifics of the business are considered, and concrete targets agreed in line with the bank’s strategic direction. The bottom-up phase includes the preparation of plans for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to consider the resilience of the plan against adverse market conditions.
The resulting Strategic and Capital Plan is presented to the Management Board for discussion and approval. The final plan is furthermore presented to the Supervisory Board.
The Strategic and Capital Plan is designed to support the Groups’ vision of being a leading German bank with strong European roots and a global network and aims to ensure:
– Balanced risk adjusted performance across business areas and units
– High risk management standards with focus on risk concentrations
– Compliance with regulatory requirements
– Strong capital and liquidity position
– Stable funding and liquidity strategy allowing for business planning within the liquidity risk appetite and regulatory requirements
The Strategic and Capital Planning process allows to:
– set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans
– assess the capital adequacy with regard to internal and external requirements (i.e., economic capital and regulatory capital)
– apply appropriate stress test analyses to assess the impact on capital demand, capital supply and liquidity
All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall versus targets is discussed together with potential mitigating strategies with the aim to ensure that the Group remains on track to achieve the targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving the externally communicated solvency targets ensures that the Group also complies with the solvency ratio related Group Supervisory Review and Evaluation Process (SREP) requirements as articulated by the home supervisor.
50
Deutsche Bank
Annual Report 2024

Internal capital adequacy assessment process

Deutsche Bank’s internal capital adequacy assessment process (ICAAP) consists of several well-established components which ensure that Deutsche Bank maintains sufficient capital to cover the risks to which the bank is exposed on an ongoing basis:
– Risk identification and assessment: The risk identification process forms the basis of the ICAAP and results in an inventory of risks for the Group; all risks identified are assessed for their materiality; further details can be found in section “Risk identification and assessment”
– Capital demand/risk measurement: Risk measurement models are applied to quantify the regulatory and economic capital demand which is required to cover all material risks except for those which cannot be adequately limited by capital e.g. liquidity risk; further details can be found in sections “Risk profile” and “Capital, Leverage Ratio, TLAC and MREL”
– Capital supply: Capital supply quantification refers to the definition of available capital resources to absorb unexpected losses; further details can be found in sections “Capital, Leverage Ratio, TLAC and MREL” and “Economic Capital Adequacy”
– Risk appetite: Deutsche Bank has established a set of qualitative statements, quantitative metrics and thresholds which express the level of risk that Deutsche Bank is willing to assume to achieve strategic objectives; threshold breaches are subject to a dedicated governance framework triggering management actions aimed to safeguard capital adequacy; further details can be found in sections “Risk appetite and capacity” and “Key risk metrics”
– Capital planning: The risk appetite thresholds for capital adequacy metrics constitute boundaries which have to be met in the capital plan to safeguard capital adequacy on a forward-looking basis; further details can be found in section “Strategic and capital plan”
– Stress testing: Capital plan figures are also considered under various stress test scenarios to prove resilience and overall viability of the bank; regulatory and economic capital adequacy metrics are also subject to regular stress tests throughout the year to constantly evaluate Deutsche Bank’s capital position in hypothetical stress scenarios and to detect vulnerabilities under stress; further details can be found in section “Stress testing”
– Capital adequacy assessment: Although capital adequacy is constantly monitored throughout the year, the ICAAP concludes with a dedicated annual capital adequacy statement (CAS); the assessment consists of a Management Board statement about Deutsche Bank’s capital adequacy, which is linked to specific conclusions and management actions to be taken to safeguard capital adequacy on a forward-looking basis
As part of its ICAAP, Deutsche Bank distinguishes between a normative and economic internal perspective. The normative internal perspective refers to a multi-year assessment of the ability to fulfil all capital-related legal requirements and supervisory demands. The economic internal perspective refers to an internal process using internal economic capital demand models and an internal economic capital supply definition. Both perspectives focus on maintaining the continuity of Deutsche Bank on an ongoing basis under a baseline and adverse scenario.
51
Deutsche Bank
Annual Report 2024

Stress testing

Deutsche Bank has implemented a stress test framework to satisfy internal as well as external stress test requirements. The internal stress tests are based on in-house developed methods and inform a variety of risk management use cases (risk type specific as well as cross risk). Internal stress tests form an integral part of Deutsche Bank’s risk management framework complementing traditional risk measures. The cross-risk stress test framework, the Group Wide Stress Test Framework (GWST), serves a variety of bank management processes, in particular the strategic planning process, the ICAAP, the risk appetite framework and tangible equity allocation to business units. Capital plan stress testing is performed to assess the viability of the bank’s capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. The regulatory stress tests, e.g. the EBA stress test and the US-based CCAR (Comprehensive Capital Analysis and Review) stress tests, are strictly following the processes and methodologies as prescribed by the regulatory authorities.
Deutsche Bank’s internal stress tests are performed on a regular basis in order to assess the impact of severe economic downturns as well as adverse bank-specific events on the bank’s risk profile and financial position. The bank’s stress testing framework comprises regular sensitivity-based and scenario-based approaches addressing different severities and regional hotspots. All material risk types are included in the stress testing activities. These activities are complemented by portfolio- and country-specific downside analysis as well as further regulatory requirements, such as annual reverse stress tests and additional stress tests requested by regulators on group or legal entity level. The applied methodologies undergo regular scrutiny from Deutsche Bank’s internal validation team (Model Risk Management) to ensure they correctly capture the impact of a given stress scenario. In addition, the group wide stress framework is subject to regular reviews by Deutsche Bank’s group audit function.
The initial phase of Deutsche Bank’s cross-risk stress test consists of defining a macroeconomic downturn scenario by ERM Risk Research in cooperation with business specialists through a formal governance forum, the Scenario Design Working Group. ERM Risk Research monitors the political and economic developments around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly and define the narrative under which the bank’s solvency position is assessed. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on the bank’s internal model framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type. These results are aggregated at the Group level, and key metrics such as the CET 1 ratio, Total Capital ratio, Economic Capital Adequacy ratio, MREL ratio and Leverage Ratio under stress are derived. Stress impacts on the Liquidity Coverage Ratio (LCR) and other Liquidity indicators are also considered. The time-horizon of internal stress tests is between one and five years, depending on the use case and scenario assumptions. The Stress Test Working Group (STWG) reviews the final stress results followed by selected presentations to the Enterprise Risk Committee (ERC). After comparing these results against the bank’s defined risk appetite, a specific mitigation strategy may be developed and applied to remediate the stress impacts in case of risk appetite threshold breaches. The stress results also feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank.
The group wide stress tests performed in 2024 indicated that the bank’s capitalization together with available mitigation measures as defined in the Group Recovery Plan is adequate to reach the internally set stress exit levels.
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
In 2024, the bank has performed multi-year stress tests as part of the annual strategic planning process for 2024 using two adverse heatmap scenarios, namely a “EU led hard landing scenario” and a “Upside rates and inflation shock” scenario.
In addition to the GWST that includes all material risk types and major revenue streams, Deutsche Bank has individual stress test programs in place for all relevant risk metrics in line with regulatory requirements. The relevant stress test programs are described in the sections about the individual risk management methods.
52
Deutsche Bank
Annual Report 2024

Deutsche Bank’s core US subsidiary, DB USA Corporation, also took part in a major regulatory stress test in 2024 i.e. the US-based CCAR stress test, as implemented pursuant to the U.S. Dodd-Frank Act. In the CCAR stress test, the Federal Reserve (FRB) disclosed the stress capital depletion for DB USA Corporation and DWS USA Corporation; the outcome of which showed that each entity remains very well-capitalized even after withstanding a hypothetical severe stress environment.
In 2024, the bank has continued to enhance its internal climate stress testing capabilities, extending its framework to include physical risk and long-term transition risk scenarios across global portfolios. In addition, all relevant risk types with material climate risk exposure are now covered. The results of the stress test are integrated into relevant processes, including risk appetite, business planning and ICAAP.
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
The following principles guide Deutsche Bank’s “risk measurement and reporting” practices:
– Deutsche Bank monitors risks taken against risk appetite on various levels across the Group, e.g. Group, business divisions, material business units, material legal entities, risk types, material asset classes, portfolio and counterparty levels
– Risk reporting is required to be accurate, clear, useful and complete and must convey reconciled and validated risk data to communicate information in a concise manner to ensure, across material Financial and Non-Financial Risks, the bank’s risk profile is clearly understood
– Senior risk committees, such as the Enterprise Risk Committee and the Group Risk Committee, as well as the Management Board who are responsible for risk and capital management receive regular reporting (as well as ad-hoc reporting as required)
– Dedicated teams within Deutsche Bank proactively manage material Financial and Non-Financial Risks and must ensure that required management information is in place to enable proactive identification and management of risks and avoid undue concentrations within a specific Risk Type and across risks (Cross-Risk view)
In applying the previously mentioned principles, Deutsche Bank maintains a common basis for all risk reports and aims to minimize segregated reporting efforts to allow Deutsche Bank to provide consistent information, which only differs by granularity and audience focus.
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
53
Deutsche Bank
Annual Report 2024

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
54
Deutsche Bank
Annual Report 2024

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
The group resolution plan on the other hand is prepared by the resolution authorities, rather than by the bank itself. Deutsche Bank works closely with the Single Resolution Board and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) who establish the group resolution plan for Deutsche Bank, which is currently based on a single point of entry open bank bail-in as the preferred resolution strategy. Under the single point of entry bail-in strategy, the parent entity Deutsche Bank AG would be recapitalized through a write-down and/or conversion to equity of capital instruments (Common Equity Tier 1, Additional Tier 1, Tier 2) and other eligible liabilities in order to stabilize the group. Within one month after the application of the bail-in tool to recapitalize an institution, the BRRD (as implemented in the SAG) requires such institution to prepare a business reorganization plan, addressing the causes of failure and aiming to restore the institution's long-term viability. To further support and improve operational continuity of the bank for resolution planning purposes, Deutsche Bank has completed additional preparations, such as adding termination stay clauses into client financial agreements governed by non-EU law and including continuity provisions into key service agreements. Financial contracts and service agreements governed by EU law are already covered by statutory laws which prevent termination solely due to any resolution measure.
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
Deutsche Bank filed its first ‘targeted’ U.S. Resolution Plan on December 17, 2021, which described the core elements of Deutsche Bank’s U.S. resolution strategy, such as capital, liquidity, and recapitalization strategies, as well as how Deutsche Bank has integrated lessons learned from its response to the COVID-19 pandemic into its resolution planning process. On December 16, 2022, the Federal Reserve Board (FRB) and the FDIC (Agencies) announced the results of their review of Deutsche Bank’s 2021 U.S. Resolution Plan, as well as those of other banks, and did not find any shortcomings or deficiencies in Deutsche Bank’s plan. In their feedback letter to Deutsche Bank, the Agencies noted areas where further progress will help improve resolvability. Joint guidance was finalized in July 2024 by the FDIC and August 2024 by the FRB that amended resolution planning requirements for certain foreign filers, including Deutsche Bank, and extended the resolution plan submission deadline to October 1 2025. Deutsche Bank intends to address the noted areas of improvement from the feedback letter and updated guidance as part of the U.S. Resolution Plan submission.
55
Deutsche Bank
Annual Report 2024

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
56
Deutsche Bank
Annual Report 2024

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
Based on the Risk Type Taxonomy, credit risk is grouped into four material categories, namely default/migration risk, transaction/settlement risk (exposure risk), mitigation risk and concentration risk. This is complemented by a regular risk identification and materiality assessment.
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
– Credit Risk is only accepted:
– for adopted clients
– after completed appropriate due diligence led by the respective origination teams as 1st LoD
– New products and changes to existing products have to be assessed within DB Group’s new product approval (NPA) framework
– If a rating has been assigned in line with agreed and approved processes
– If all credit relevant exposures are correctly reflected in the relevant risk systems
– If plans for an orderly termination of the risk positions have been considered
– Credit Risk is assumed within the applicable Risk Appetite
– P&L responsibility for credit exposures is owned by the originating Group Division
– Risk taken needs to be adequately compensated
– Risk must be continuously monitored and managed across 1st and 2nd LoD
– Credit standards are applied consistently across all Group Divisions in order to maintain a favorable risk profile in line with the Risk Appetite
– Collateral or other risk mitigating, hedging or rating transfer instruments, which can be an alternative source of repayment do not substitute for underwriting standards and a thorough assessment of the debt service ability of a counterparty has to be performed during the credit process
– Deutsche Bank strives to adequately secure, guarantee or hedge outright cash risk and longer tenor-exposures; this approach does usually not include lower risk short-term transactions and facilities supporting specific trade finance or other lower risk products where the margin allows for adequate loss coverage
– Deutsche Bank measures and consolidates globally all exposure and facilities to the same Obligor.
57
Deutsche Bank
Annual Report 2024

– Deutsche Bank has established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions or covering workout clients; for transaction approval purposes, structured credit risk management teams are aligned to the respective products or specific risks to ascertain adequate product expertise
– Where required, Deutsche Bank has established processes to manage credit exposures at a legal entity or regional level
To meet the requirements of Article 190 CRR, Deutsche Bank has allocated the various control requirements for the credit processes to units best suited to perform such controls
Climate and environmental risks are integrated across the different stages of the credit lifecycle including transaction approval / client onboarding, risk classification and credit ratings, portfolio analysis and monitoring and, collateral valuation.
Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. New loan requests (defined as increments, renewals/tenor extensions) above selected tenor and rating-based thresholds to corporate clients in high-carbon intensive sectors as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”) risks require dedicated climate risk assessment from the front office and review by Credit Risk Management. More information on additional controls and processes around the appetite and management of environmental risks in the bank’s lending portfolio are reported in the following sections of this chapter.
Measuring Credit Risk
Credit risk is measured by credit rating, regulatory and internal capital demand and other key components like credit limits as mentioned below.
The credit rating is an essential part of the bank’s underwriting and credit process and provides – amongst others – a cornerstone for credit limit determination on an individual counterparty level, credit decision and transaction pricing as well the determination of regulatory capital demand for credit risk. Each counterparty must be rated, and each rating has to be reviewed at least annually supported by ongoing monitoring of counterparties. A credit rating is a prerequisite for any credit limit established/approved. For each credit rating, the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Specific rating approaches have been established to best reflect the respective characteristics of exposure classes, including specific product types, central governments and central banks, institutions, corporates and retail.
Counterparties in the bank’s non-retail portfolios are rated by Deutsche Bank’s independent Credit Risk Management function partly using automated or semi-automated rating systems. Given the largely homogeneous nature of the retail portfolio, counterparty creditworthiness and ratings are predominately derived by utilizing an automated decision engine. Country risk-related ratings are provided by Enterprise Risk Management (ERM) Risk Research.
Deutsche Bank’s rating analysis is based on a combination of qualitative (including environmental) and quantitative factors. When rating a counterparty Deutsche Bank applies in-house assessment methodologies and, scorecards, as well as its 21-grade rating scale.
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
58
Deutsche Bank
Annual Report 2024

The advanced Internal Ratings Based Approach (IRBA) is the most sophisticated approach available under the regulatory framework for credit risk and allows Deutsche Bank to make use of its internal credit rating models as well as internal estimates of specific further risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (PD), the loss given default (LGD) and the maturity (M) driving the regulatory risk-weight and the credit conversion factor (CCF) as part of the regulatory exposure at default (EAD) estimation. For the majority of derivative counterparty exposures as well as securities financing transactions (SFT), Deutsche Bank makes use of the internal model method (IMM) in accordance with CRR to calculate EAD. For most of the bank’s internal rating systems more than seven years of historical information is available to assess these parameters. Deutsche Bank’s internal rating methodologies aim at point-in-time rather than a through-the-cycle rating, but in line with regulatory solvency requirements, they are calibrated based on long-term averages of observed default rates.
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
Deutsche Bank calculates economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with the bank’s economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.9% very severe aggregate unexpected losses within one year. Deutsche Bank’s economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account as well as LGD volatility. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non-default scenarios) are modeled by applying the bank’s own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the CRR. Deutsche Bank allocates expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.
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
59
Deutsche Bank
Annual Report 2024

IFRS 9 Impairment

In the following chapter, the Group provides an overview of the IFRS 9 impairment framework and how it is embedded into Deutsche Bank‘s credit risk management activities. The disclosure provides a description of the Group‘s IFRS 9 model and methodology, changes implemented in 2024 as well as key model assumptions. This chapter also highlights uncertainties noted in 2024 and at year end, along with the impact from reasonable changes in the Group’s key model assumptions.
These credit risk management activities and assessments are embedded in the bank’s overall control and governance framework for credit risk which includes the estimation of expected credit losses under IFRS 9 and the governance around the models used. These activities include, but are not limited to, regular emerging and novel risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, as well as regular model validations. Further explanations are provided regarding management overlays applied to the credit loss allowance, how reviews of relevant assumptions and inputs to the ECL calculation are performed and how, as part of the model reviews, potential model imprecision and whether any overlays were necessary, are assessed. The Group also presents background on management overlays recorded at the end of 2023, throughout 2024 and at the end of 2024. To provide additional transparency on the impact of reasonable changes to the key assumptions, model sensitivities are presented in a separate section which concludes with the key drivers for the IFRS 9 model results.
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
The IFRS 9 impairment approach is an integral part of the Group’s credit risk management procedures. The estimation of ECL is either performed via the automated, parameter based ECL calculation using the Group’s ECL model or determined by credit officers. In both cases, the calculation takes place for each financial asset individually. Similarly, the determination of the need to transfer between stages is made on an individual asset basis. The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e., retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.
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
In 2023, the Group completed three migration waves of the Postbank clients into the IT systems of Deutsche Bank, which resulted in the Group-wide alignment of the IFRS 9 impairment model and methodologies, while specific models previously applied for the Postbank were to a large extent decommissioned. The final wave of the IT migration took place in the third quarter of 2024 and included the BHW mortgage and Postbank factoring portfolios. The migration led to an immaterial ECL increase.
60
Deutsche Bank
Annual Report 2024

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
Rating-related Stage 2 indicators: The Group compares a borrower’s lifetime PD at the reporting date with lifetime PD expectations at the date of initial recognition to determine if there has been a significant change in the borrower’s PDs and consequently to any of the borrower’s transaction in the scope of IFRS 9 impairment. Based on historically observed migration behavior and a sampling of different economic scenarios, a lifetime PD distribution is obtained. A quantile of this distribution, which is defined for each counterparty class, is chosen as the lifetime PD threshold. If the remaining lifetime PD of a transaction according to current expectations exceeds this threshold, the financial asset is deemed to have incurred a significant increase in credit risk and is transferred to Stage 2. The quantiles used to define Stage 2 thresholds are determined using expert judgment, are reviewed annually and have not changed since implementation of IFRS 9. The thresholds applied vary depending on the original credit quality of the borrower, elapsed lifetime, remaining lifetime and counterparty class. Management believes that the defined approach and quantiles represent a meaningful indicator that a financial asset has incurred a significant increase in credit risk. In 2024 the Group started a review of the appropriateness of the quantile approach, which is still ongoing. An alternative approach has been developed and is currently being tested. Initial preliminary impacts appear to be neutral. As an interim step Deutsche Bank decided to introduce the threefold PD increase as additional Stage 2 trigger as a backstop, which went live in August 2024 and only lead to an immaterial impact on ECL.
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
61
Deutsche Bank
Annual Report 2024

One-year PDs are extended to multi-year PD curves using through-the-cycle matrices and macroeconomic forecasts. Based on economic scenarios centered around the macroeconomic baseline forecast, through-the-cycle matrices are first transformed into point-in-time rating migration matrices, typically for a two-year period. The calculation of the point-in-time matrices provides the link between macroeconomic variables and the default and rating behavior of borrowers, which is derived from time series through regression techniques involving macroeconomic variables (MEVs) and historical rating and default data. In a final step, multi-year PD curves are derived from point-in-time rating migration matrices for periods where reasonable and supportable forecasts are available and extrapolated based on through-the-cycle rating migration matrices beyond those periods.
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
Forward-looking information (FLI) is also incorporated into LGD projections in terms of FLI LGD scaling factors for exposures in Stages 1 and 2 based on forecasts for key MEVs. LGD adjustments are quantified relative to long-term historical averages, which represent a neutral reference point throughout an economic cycle.
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
62
Deutsche Bank
Annual Report 2024

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
To incorporate forward looking information into the Group’s allowance for credit losses, the bank uses two key elements:
– As its base scenario, the Group uses external survey-based macroeconomic forecasts (e.g., consensus views on GDP and unemployment rates); in addition, the scenario expansion model, which has been initially developed for stress testing, is used for forecasting macroeconomic variables that are not covered by external consensus data; all forecasts are assumed to reflect the most likely development of the respective variables; the Group regularly updates its forecasts for macro-economic factors during the quarter and reviews aspects of potential model imprecision (e.g., MEV parameters outside the historic range used for model calibration, if not already included in the model) as part of an MEV monitoring framework to assess if an overlay is required
– Statistical techniques are then applied to transform the base scenario projections into a probability distribution of the macroeconomic variables; these scenarios specify deviations from the baseline forecasts; the scenario distribution is then used for deriving multi-year PD curves for different rating and counterparty classes, which are applied in the ECL calculation and in the identification of significant deterioration in credit quality of financial assets as described above in the rating-related Stage 2 indicators
The Group's Risk and Finance Credit Loss Provision Forum monitors the impact of forward-looking information, including the latest macroeconomic variables, on a quarterly basis and determines if any additional overlays are required. Although interest rates and inflation are not separately included in the MEVs, the economic impact of these risks is reflected in GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation filter through these forecasts. As of December 31, 2024, the consensus data applied in the ECL model was deemed to have reflected the latest macroeconomic developments and after considering all relevant uncertainties in the MEVs no additional overlays were required.
As described earlier, the Group’s approach to reflect forward-looking information into the calculation of ECL is to incorporate forecasts for the next two to three years into PD and LGD projections. For periods beyond those covered in terms of reasonable and supportable economic forecasts, reversion to historically observed behavior of defaults, rating migrations and recoveries is used for ECL measurement.
The tables below contain relevant forward-looking information by macroeconomic variable included in the Group’s IFRS 9 model as of December 31, 2024, and as of December 31, 2023.
63
Deutsche Bank
Annual Report 2024

Forward-looking information applied
	December 31, 2024¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.23%	2.04%
GDP - Eurozone	1.04%	1.19%
GDP - Germany	0.38%	1.14%
GDP - Italy	0.74%	1.02%
GDP - Developing Asia	4.53%	4.26%
GDP - Emerging Markets	4.11%	3.81%
Unemployment - USA	4.29%	4.20%
Unemployment - Eurozone	6.46%	6.42%
Unemployment - Germany	3.46%	3.40%
Unemployment - Italy	6.50%	6.76%
Unemployment - Spain	11.12%	10.93%
Unemployment - Japan	2.48%	2.40%
Real Estate Prices - CRE Index USA	312.27	316.81
Real Estate Prices - CRE Index Eurozone	107.75	108.39
Real Estate Prices - House Price Index USA	325.05	333.47
Real Estate Prices - House Price Index Germany	152.78	158.19
Real Estate Prices - House Price Index Italy	103.82	104.92
Real Estate Prices - House Price Index Spain	1,959.68	2,000.70
Equity - S&P500	6,109	6,436
Equity - Eurostoxx50	4,965	5,162
Equity - DAX40	20,131	20,968
Equity - MSCI EAFE	1,069	1,112
Equity - MSCI Asia	1,602	1,630
Equity - Nikkei	38,972	39,582
Credit - High Yield Index	312.32	358.66
Credit - CDX High Yield	332.33	374.29
Credit - CDX IG	56.50	64.29
Credit - CDX Emerging Markets	177.90	202.59
Credit - ITX Europe 125	62.15	68.66
Commodity - WTI	70.46	65.85
Commodity - Gold	2,588.02	2,612.91

1 MEV as of December 5, 2024, which barely changed until December 31, 2024
2 Year 1 equals fourth quarter of 2024 to third quarter of 2025, Year 2 equals fourth quarter of 2025 to third quarter of 2026
	December 31, 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.75%	1.31%
GDP - Eurozone	0.13%	1.08%
GDP - Germany	0.12%	1.30%
GDP - Italy	0.33%	1.03%
GDP - Developing Asia	4.94%	4.37%
GDP - Emerging Markets	4.08%	4.01%
Unemployment - USA	4.19%	4.40%
Unemployment - Eurozone	6.67%	6.64%
Unemployment - Germany	3.12%	3.13%
Unemployment - Italy	7.75%	7.68%
Unemployment - Spain	11.96%	11.67%
Unemployment - Japan	2.58%	2.42%
Real Estate Prices - CRE Index USA	353.41	347.99
Equity - S&P500	4,514	4,621
Equity - MSCI Asia	1,293	1,297
Equity - Nikkei	33,188	34,051
Credit - High Yield Index	404.65	418.52
Credit - CDX High Yield	451.57	466.40
Credit - CDX IG	70.04	72.12
Credit - CDX Emerging Markets	195.16	192.83
Credit - ITX Europe 125	73.09	72.21
Commodity - WTI	82.52	83.56
Commodity - Gold	1,957.34	1,958.16

1 MEV as of December 6, 2023, which barely changed until December 29, 2023
2 Year 1 equals fourth quarter of 2023 to third quarter of 2024, Year 2 equals fourth quarter of 2024 to third quarter of 2025
64
Deutsche Bank
Annual Report 2024

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and is transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations.
Macroeconomic variables
The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEV as of December 31, 2024, and December 31, 2023. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:
– GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
– Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
– Equities: S&P500, Eurostoxx50, DAX 40, Nikkei, MSCI Asia, MSCI EAFE
– Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
– Real Estate: CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price Index Italy, House Price Index Spain
– Commodities: WTI oil price, Gold price
Although interest rates and inflation are not included in the above set of MEVs, adverse effects associated with changes in these risk drivers typically manifest themselves in other economic forecasts incorporated in the ECL model, such as lower GDP growth, higher unemployment or wider credit spreads
In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.
Compared to December 31, 2023, higher sensitivities to real estate prices are observed as of December 31, 2024, since sensitivities as of December 31, 2024 include effects from the FLI LGD model, which went live in 2024. Lower sensitivities to GDPs are due to methodological adjustments to the specification of shock amounts. Previously, the Group applied shock amounts to GDP growth rate projections for the first and second year but going forward for the first year only. This ensures that returns of MEV levels are now consistently shifted for the first year only across all MEV groups.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 – Group Level
	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(66.4)	(1)pp	71.8
Unemployment rates	(0.5)pp	(44.9)	0.5pp	49.0
Real estate prices[2]	5%	(13.9)	(5)%	16.0
Equities	10%	(14.1)	(10)%	17.8
Credit spreads	(40)%	(20.7)	40%	24.2
Commodities¹	10%	(7.7)	(10)%	8.7

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
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(80.4)	(1)pp	88.9
Unemployment rates	(0.5)pp	(43.1)	0.5pp	45.9
Real estate prices	5%	(5.9)	(5)%	6.2
Equities	10%	(9.0)	(10)%	12.2
Credit spreads	(40)%	(20.5)	40%	22.8
Commodities	10%	(8.5)	(10)%	9.2

65
Deutsche Bank
Annual Report 2024

At divisional level, the sensitivity analysis below was performed for the year ended December 31, 2024, and 2023, respectively, and revealed GDP growth rates, credit spreads and commodities prices to be the dominant factors for the Investment Bank, whereas the model sensitivity for the Corporate Bank and Private Bank is mainly associated with changes in GDP growth rates and unemployment rates. The model sensitivity table for the Private Bank shows GDP growth rates and unemployment rates only, as the key MEVs relevant to the underlying portfolios.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Corporate Bank
	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.2)	(1)pp	20.3
Unemployment rates	(0.5)pp	(12.6)	0.5pp	14.2
Real estate prices[2]	5%	(2.1)	(5)%	2.2
Credit spreads	(40)%	(4.5)	40%	5.0
Commodities¹	10%	(2.8)	(10)%	3.1

¹ Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.
2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.1)	(1)pp	20.7
Unemployment rates	(0.5)pp	(10.4)	0.5pp	11.0
Real estate prices	5%	(1.5)	(5)%	1.6
Credit spreads	(40)%	(3.8)	40%	4.4
Commodities	10%	(2.6)	(10)%	2.9

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Investment Bank
	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(26.4)	(1)pp	28.9
Unemployment rates	(0.5)pp	(11.0)	0.5pp	12.1
Real estate prices[2]	5%	(8.6)	(5)%	10.2
Equities	10%	(4.7)	(10)%	5.9
Credit spreads	(40)%	(13.5)	40%	16.2
Commodities¹	10%	(4.6)	(10)%	5.3

¹ Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.
2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above.
	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(30.6)	(1)pp	33.5
Unemployment rates	(0.5)pp	(6.7)	0.5pp	7.5
Real estate prices	5%	(4.0)	(5)%	4.2
Equities	10%	(3.3)	(10)%	4.4
Credit spreads	(40)%	(13.6)	40%	14.7
Commodities	10%	(5.5)	(10)%	5.9

66
Deutsche Bank
Annual Report 2024

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Private Bank

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.3)	(1)pp	19.3
Unemployment rates	(0.5)pp	(19.5)	0.5pp	20.6

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(24.4)	(1)pp	26.3
Unemployment rates	(0.5)pp	(22.4)	0.5pp	23.3

Impact of lifetime expected credit losses for Stage 1 borrowers
As described above, the Group uses a mixture of quantitative and qualitative criteria to determine significant increase in credit risk which require, for affected borrowers, a move to lifetime ECL (Stage 2). If for all Stage 1 borrowers Deutsche Bank were to record lifetime expected credit losses, the Group’s allowance for credit losses amounting to € 6.2 billion as of December 31, 2024 and € 5.7 billion as of December 31, 2023 would increase by approximately 34 % as of year end 2024 and 38 % as of 2023, respectively.
Stage 3 LGD setting
The Group’s allowance for credit losses in Stage 3 for the homogeneous portfolios amounts to € 3.0 billion as of December 31, 2024 and € 2.2 billion as of December 31, 2023. The key driver in determining the ECL provision is the loss given default estimate, which differs by individual portfolios. Loss given default is influenced by recovery rates, proceeds from the sale of collateral, and cure rates. Some of the drivers for different portfolios include elements of expert judgment and in particular on expected cure rates. If the LGD for all homogeneous portfolios were to increase by 1%, then Stage 3 ECL would increase as of December 31, 2024 by approximately € 26 million (thereof € 17 million in Germany, € 5 million in Italy and € 2 million in Spain), and by approximately € 22 million as of December 31, 2023 (thereof € 14 million in Germany, € 5 million in Italy and € 2 million in Spain).
Management overlays applied to the IFRS 9 model output
The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of December 31, 2024, the Group did not identify any model weaknesses that would require an additional overlay, except for the ECL model related changes, for which overlays have been recorded.
As of year end 2024, the Group’s IFRS9 management overlays amounted to € 124 million, compared to € 84 million for year end 2023 (which resulted in an increase of Allowance for Credit Losses in both periods). In the second quarter 2024, the Group reduced it‘s management overlay relating to FLI following the deployment of the related model refinement which led to the expected ECL increase. Further, the Group introduced two new overlays following a review of model performance to bring forward the expected impacts from a model refinement related to refinancing risk, which is the main contributor of the total overlay amount, represents a change in estimate and is envisaged for future technical implementation, as well as from a PD parameter recalibration envisaged for the first half of 2025.
Overall Assessment of ECL’s
To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout 2024, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its expected credit losses as of December 31, 2024, and December 31, 2023.
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
67
Deutsche Bank
Annual Report 2024

IFRS 9 model results
Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023 and  38  basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The increase was driven by cyclical events in the Commercial Real Estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. The wider portfolios performed broadly in line with expectations despite the challenging macroeconomic and interest rate environment.
With regard to climate risks, estimates of higher transition and physical risk exposures and their impact on the Expected Credit Loss (ECL) did not result in any adjustment of credit loss provisions for the years ended December 31, 2024 as well and December 31, 2023.
For details of the provision for credit losses related to the segments, please refer to section Segment results of operations.
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
In instances where Deutsche Bank has identified counterparties with emerging concern about their credit quality deteriorating or likely to deteriorate to the point where they present a heightened risk of default / loss, the respective counterparty is generally placed on the “Watchlist”. Deutsche Bank aims to identify those counterparties at an early stage to ensure that credit exposures with increased risks are effectively managed, the Bank’s risk management tools are appropriately applied aiming to minimize potential losses. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of Deutsche Bank’s credit culture and is designed to raise management awareness of these positions. Environmental risks are now considered as potential triggers for discretionary inclusion in watchlist for groups or counterparties facing climate and environmental related risks without adequate risk mitigation strategy in place.
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
68
Deutsche Bank
Annual Report 2024

Mitigation of credit risk on counterparty level

In addition to determine counterparty credit quality by assigning internal ratings and the alignment of the exposure with the Bank’s counterparty concentration risk guidelines, Deutsche Bank also uses various credit risk mitigation and protection techniques to optimize credit exposure and reduce potential credit losses. These techniques are applied in the following forms:
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
Deutsche Bank distinguishes the following two types of credit protection approaches:
– Funded Credit Protection like financial and other collateral, which enables Deutsche Bank to recover all or part of the outstanding exposure by liquidating the collateral / asset provided, in cases where the counterparty is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral pledges or assignments of other claims or inventory, movable assets (i.e., plant, machinery, ships and aircraft) and real estate typically fall into this category; all financial collateral is regularly, mostly daily, revalued and measured against the respective credit exposure; the value of other collateral, including real estate, is monitored based upon established processes that includes regular reviews or revaluations by internal and/or external experts
– Unfunded Credit Protection like Guarantees, which complement the counterparty’s ability to fulfill its obligation under the legal contract and as such is provided by uncorrelated third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and (unfunded) risk participations typically fall into this category. Guarantees and strong letters of comfort provided by correlated group members of customers (generally the parent company) may also be accepted and considered in approved rating approaches; guarantee collateral with a non-investment grade rating of the guarantor is limited
Deutsche Bank’s processes seek to ensure that the collateral accepted for risk mitigation purposes is of high quality. This includes processes to generally ensure legally effective and enforceable documentation for realizable and measurable collateral or assets which are evaluated within the on-boarding process by dedicated internal appraisers or teams with the respective qualification, skills and experience or adequate external valuers mandated in regulated processes. The applied valuations follow generally accepted valuation methods or models and include the identification of material climate physical and transition risks. Ongoing correctness of values is monitored by collateral type-specific, appropriately frequent, and event-driven reviews considering relevant risk parameters. Revaluations are applied in cases of identified probable material deterioration and future monitoring may be adjusted respectively. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. Deutsche Bank has collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, Deutsche Bank strives to avoid “wrong-way” risk characteristics where the counterparty’s risk is positively correlated with the risk of deterioration in the collateral value. If collateral with material correlation risk is accepted anyhow, a potential impact on its value is considered conservatively in the valuation. For unfunded credit protection like guarantees, the process for the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for credit-relevant counterparties.
69
Deutsche Bank
Annual Report 2024

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
The Deutsche Bank Group assigns a liquidation value to eligible collateral, based on, among other things:
– The market value and / or lending value, notional amount or face value of a collateral as a starting point
– The type of collateral; the currency mismatch, if any, between the secured exposure and the collateral; and a maturity mismatch, if any
– The applicable legal environment or jurisdiction (onshore versus offshore collateral)
– The market liquidity and volatility in relation to agreed termination clauses
– The correlation between the performance of the borrower and the value of the collateral, e.g., in the case of the pledge of a borrower’s own shares or securities (in this case generally full correlation leads to no liquidation value)
– The quality of physical collateral and potential for litigation or environmental risks; and
– A determined collateral type specific haircut (0 – 100%) reflecting collection risks (i.e. price risks over the average liquidation period and processing/utilization/sales costs) as specified in the respective documents
Collateral haircut settings are typically based on available historic internal and / or external recovery data (expert opinions may also be used, where appropriate). They also incorporate a forward-looking component in the form of collection and valuation forecast provided by experts within Risk Management. Considering the expected proceeds from the liquidation of the different collateral types, respective value fluctuations, market specific liquidation costs, and time applied haircuts vary between 0 to 100%. When data is not sufficiently available or inconclusive, more conservative haircuts than otherwise used must be applied. Haircut settings are reviewed at least annually. Historically validated proceeds from collateral liquidation are also implied respectively in current Loss-Given-Default calculations where market values of collateral instead of liquidation values are applied.
Risk transfers
Risk transfers to third parties form a key part of the bank’s overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations (significant risk transfers). Risk transfers are conducted by the respective business units and / or by Strategic Corporate Lending, in accordance with specifically approved mandates.
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
Strategic Corporate Lending concentrates on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:
– To reduce single-name credit risk concentrations within the credit portfolio and
– To manage credit exposures by utilizing techniques including loan sales, securitization (significant risk transfer) via collateralized loan obligations, sub-participations and single-name and portfolio credit default swaps
Netting and collateral arrangements for derivatives and securities financing transactions
Netting is applicable to both exchange traded derivatives and OTC derivatives (whether cleared or uncleared). Netting is also applied to securities financing transactions (e.g. repurchase, securities lending and margin lending transactions) as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk in accordance with applicable law and the bank’s Financial Contracts Netting and Collateral KOD – Legal ( “Netting Policy”). While cross-product netting between derivatives and securities financing transactions may be used in certain cases, the bank does not make use of cross-product netting for regulatory purposes.
All exchange traded derivatives are cleared through Central Counterparties (CCPs) , which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where legally required or where available and to the extent agreed with the bank’s counterparties, Deutsche Bank also uses CCP clearing for its OTC derivative transactions.
70
Deutsche Bank
Annual Report 2024

The Dodd-Frank Act and related Commodity Futures Trading Commission (CFTC) rules require CCP clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps, subject to limited exceptions when facing certain counterparties. The European Regulation (EU) No 648/2012 on OTC Derivatives, CCPs and Trade Repositories (EMIR) and the Commission Delegated Regulations (EU) 2015/2205, (EU) 2015/592 and (EU) 2016/1178 based thereupon introduced mandatory CCP clearing in the EU for certain standardized OTC derivatives transactions. Mandatory CCP clearing in the EU began for certain interest rate derivatives on June 21, 2016 and for certain iTraxx-based credit derivatives and additional interest rate derivatives on February 9, 2017. Article 4 (2) of EMIR authorizes competent authorities to exempt intragroup transactions from mandatory CCP clearing, provided certain requirements, such as full consolidation of the intragroup transactions and the application of an appropriate centralized risk evaluation, measurement and control procedure are met. The bank successfully applied for the clearing exemption for a number of its regulatory-consolidated subsidiaries with intragroup derivatives, including e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2024, the bank is allowed to make use of intragroup exemptions from the EMIR clearing obligation for a number of bilateral intragroup relationships. The extent of the exemptions differs as not all entities enter into relevant transaction types subject to the clearing obligation. Of the intragroup relationships, some are relationships where both entities are established in the European Union (EU) for which a full exemption has been granted, and most are relationships where one is established in a third country (“Third Country Relationship”). Third Country Relationships required repeat applications for each new asset class being subject to the clearing obligation; the process took place in the course of 2017. Due to “Brexit”, the status of some group entities has changed from an EU entity to a third country entity, but there has been no impact for the bank in respect clearing exemptions. Due to amendments of EMIR entering into force 24 December 2024, there are some changes to the intragroup exemption requirements, but, as a matter of principle, Deutsche Bank will be able to continue to use pre-existing clearing exemptions.
The rules and regulations of CCPs typically provide for the bilateral set off of all amounts payable on the same day and in the same currency (“payment netting”) thereby reducing the bank’s settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of the bank’s derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCPs’ rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP’s default (“close-out netting”), which reduces the bank’s credit risk. In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent Deutsche Bank believes that the relevant CCP’s close-out netting provisions are legally valid and enforceable and have been approved in accordance with the bank’s Netting Policy.
In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available, Deutsche Bank regularly seeks the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions with the bank’s counterparties. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty. Payment netting may be agreed from time to time with the bank’s counterparties for multiple transactions having the same payment dates (e.g., foreign exchange transactions) pursuant to the terms of master agreements which can, reduce the bank’s settlement risk. In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent Deutsche Bank has concluded that the master agreement is legally valid and enforceable in all relevant jurisdictions and the recognition of close-out netting has been approved in accordance with the bank’s Netting Policy .
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
71
Deutsche Bank
Annual Report 2024

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
Under Commission Delegated Regulation (EU) 2016/2251, which implements the EMIR margin requirements, the CSA must provide for daily valuation and daily variation margining based on a zero threshold and a minimum transfer amount of not more than € 500,000. For large derivative exposures exceeding € 8 billion, initial margin has to be posted as well. The variation margin requirements under EMIR apply as of March 1, 2017; the initial margin requirements originally were subject to a staged phase-in until September 1, 2021. However, legislative changes published on February 17, 2021 extended deadlines into 2022. Under Article 31 of Commission Delegated Regulation (EU) 2016/2251, an EU party may decide to not exchange margin with counterparties in certain non-netting jurisdictions provided certain requirements are met. Pursuant to Article 11 (5) to (10) of EMIR, competent authorities are authorized to exempt intragroup transactions from the margining obligation, provided certain requirements are met. While some of those requirements are the same as for the EMIR clearing exemptions (see above), there are additional requirements such as the absence of any current or foreseen practical or legal impediment to the prompt transfer of funds or repayment of liabilities between intragroup counterparties. The bank is making use of this exemption. The bank has successfully applied for the collateral exemption for some of its regulatory-consolidated subsidiaries with intragroup derivatives, including, e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2023, the bank is allowed to use intragroup exemptions from the EMIR collateral obligation for a number of bilateral intragroup relationships which are published under db.com/legal-resources/european-market-infrastructure-regulation/intra-group-exemptions-margining. For some bilateral intragroup relationships, the EMIR margining exemption may be used based on Article 11 (5) of EMIR, i.e. without the need for any application or publication, because both entities are established in the same EU Member State. For third country subsidiaries, the intragroup exemption was originally limited until the earlier of June 30, 2022 and four months after the publication of an equivalence decision by the EU Commission under Article 13(2) EMIR, unless, in the case of an equivalence decision being applicable, a follow-up exemption application is made and granted. On February 13, 2023, an amendment to Regulation (EU) 2016/2251 has been published in the Official Journal, which amendment relates to the extension of the exemption end date until June 30, 2025. With the EMIR amendments having entered into force on 24 December 2024 (Regulation (EU) 2024/2987), a so-called “equivalence decision” is no longer a requirement for a margin exemption. As a matter of principle, Deutsche Bank will be able to continue to use pre-existing margin exemptions.
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
Managing credit risk on portfolio level
Enterprise Risk Management (ERM) Portfolio sets the framework for the management of concentration risks at a portfolio level. This includes strategically setting, monitoring, reviewing, reporting, and controlling credit risk appetites across various dimensions such as Deutsche Bank Group, Corporate Division, Business Unit , legal entity, branch, country, and industry level that need to be considered in the context of credit approvals. ERM Portfolio is also responsible for calibrating and monitoring the single name counterparty concentration grid that provides guidance to credit officers on limit sizing at counterparty level. In addition, ERM Portfolio provides a comprehensive and holistic view of the bank’s risk profile across risk types.
72
Deutsche Bank
Annual Report 2024

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
Emerging Risks and portfolio developments are discussed at the monthly Credit Risk and Portfolio Management Forum which includes representation from senior credit risk managers including the Head of Credit Risk Management, as well as ERM Portfolio.
Industry risk management
To manage industry risk, Deutsche Bank has grouped its corporate and financial institutions counterparties into various industry sub-portfolios. Portfolios are regularly reviewed at least on an annual basis. Reviews highlight industry developments and risks to the bank’s credit portfolio, review cross-risk concentration risks, analyze the risk/reward profile of the portfolio and incorporate the results of an economic downside stress test. Finally, this analysis is used to define the credit strategies and risk appetite for respective industries. The setting of industry risk appetite takes into consideration the group-wide credit risk appetite.
In the bank’s industry risk management framework, thresholds are established by ERM for aggregate credit limits to counterparties within each industry sub-portfolio. For risk management purposes, the aggregation of limits across industry sectors follows an internal risk view that does not have to be congruent with NACE (Nomenclature des Activities Economiques dans la Communate Europeenne) code-based view applied elsewhere in this report. Regular industry portfolio overviews are prepared for the Enterprise Risk Committee to discuss recent risk developments and to agree on risk management actions where necessary.
Beyond credit risk, the bank’s industry risk framework comprises of thresholds for Traded Credit Positions while key industry relevant non-financial risks are considered.
Country risk management
Avoiding undue concentrations from a regional and country perspective is also an integral part of the bank’s credit risk management framework. In order to achieve this, country risk thresholds are applied to countries in Non-Japan Asia, Central Eastern Europe, Middle East & Africa and Latin America as well as selected Developed Markets countries (based on internal country risk ratings). These thresholds are set for all counterparties based on their assigned specific ‘country of risk’, which reflects a counterparty’s main (macro) economic risk, balance sheet earnings, jurisdiction, or other financial dependencies. Country of risk is typically aligned with the counterparty’s 'country of domicile’.
Country portfolios are regularly reviewed with the frequency of review dependent on portfolio size and risk profile as well as risk developments. Larger / riskier portfolios are reviewed at least on an annual basis. These reviews assess amongst other factors, key macroeconomic and political risk developments and outlook; portfolio composition, quality and cross-risk concentrations under normal and stress conditions. Based on this and taking into account the Group’s Risk Appetite and strategy, country risk appetite and strategies are set by ERM.
In addition to country thresholds, gap risk thresholds are set to control the country-on-country wrong-way risk exposure. As such, for risk management purposes, the aggregation of exposures across countries follows an internal risk view that may differ from the geographical exposure view applied elsewhere in this report. Beyond credit risk, the bank’s country risk framework comprises thresholds for trading positions that measure the aggregate market value of traded credit risk positions. For Emerging Markets, market risk thresholds are also set to measure the profit and loss impact under specific country stress scenarios on trading positions across the bank’s portfolio. Furthermore, thresholds are set for capital and intra-group funding exposure of Deutsche Bank entities in above countries given the transfer risk inherent in these cross-border positions. Key non-financial risks are considered and factored into financial threshold setting considerations where relevant. Deutsche Bank’s country risk ratings represent a key tool in its assessment of country risk. They include:
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
73
Deutsche Bank
Annual Report 2024

Climate and environmental risk management
The bank established a dedicated framework for the management of climate and environmental risks. The framework sets out key requirements around governance, risk identification and materiality assessment, risk appetite, risk monitoring, controls and stress testing.
Concentrations of climate and environmental risks are monitored, via dedicated reports, by key committees of the Bank (e.g., Enterprise Risk Committee and the Group Risk Committee), and are managed through:
– Risk Appetite thresholds around the bank’s decarbonization targets, established for eight priority sectors (Upstream Oil and Gas, Power Generation, Automotives - Light Duty, Steel, Coal Mining, Cement and Aviation) and the overall financed emissions of the Corporate Loan Book
– Early Warning Indicators, established across different portfolios (Corporates, Sovereigns and Fis) for climate-transition, climate-physical and nature-related risks
New transactions with a significant impact on the bank’s financed emissions and/or net-zero targets are reviewed by the Group Net-Zero Forum consisting of senior representatives from the Business, Risk, and the Chief Sustainability Office. The review of the forum’s members includes an assessment of client sustainability disclosures, transition strategies, decarbonization targets and governance. New transactions must fit within Deutsche Bank’s internal sectoral risk appetite aligned to net-zero targets. In 2024, the Group-level sectoral risk appetite metrics were cascaded to the divisions, to enhance their responsibility and support their business strategies. In this context, dedicated Divisional Net-Zero Fora in the Corporate Bank and the Investment Bank have been established.
Product/Asset class specific risk management
Complementary to the bank’s counterparty, industry and country risk approach, Deutsche Bank has a framework to manage certain asset class risk concentrations and sets limits or thresholds where required for risk management purposes. For purposes of DB’s internal portfolio risk management, asset classes are groups of financial exposures that exhibit similar performance and behaviours in both normal operating conditions and under severe stress. The exposures in an asset class will typically have a common characteristic or sensitivity to the same economic and/or market factors and business, legal and regulatory developments. When such characteristic or sensitivity is triggered, transactions in the asset class may react and perform in a similar manner. These are portfolios which the bank’s Risk division considers as having the potential for sizeable tail risks and require additional monitoring. Group-wide credit risk appetite is considered in the setting of asset class risk limits or thresholds.
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
74
Deutsche Bank
Annual Report 2024

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
The Group distinguishes between three substantially different types of market risk:
– Trading market risk arises primarily through the market-making and client facilitation activities of the Investment Bank division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives
– Traded default risk arising from defaults and rating migrations relating to trading instruments
– Non-trading market risk arises from market movements, primarily outside the activities of the trading units, in the banking book and from off-balance sheet items; this includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from pension schemes, guaranteed funds and equity compensation; non-trading market risk also includes risk from the modeling of client deposits as well as savings and loan products
Market Risk Management governance is designed and established to promote oversight of all market risks, effective decision-making and timely escalation to senior management.
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
75
Deutsche Bank
Annual Report 2024

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
When using VaR results a number of considerations should be taken into account. These include:
– The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature; this “backward-looking” limitation can cause VaR to understate future potential losses (as in financial credit crisis 2008/09), but can also cause it to be overstated immediately following a period of significant stress (as in COVID-19 pandemic)
– The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day
– VaR does not indicate the potential loss beyond the 99 th quantile
– Intra-day risk is not reflected in the end of day VaR calculation
– There may be risks in the trading or banking book that are not fully captured in the VaR model (either partially captured or missing entirely)
The process of systematically capturing and evaluating risks currently not captured in the bank’s VaR model has been further developed and improved. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in the bank’s internal model. Risks not in VaR are monitored and assessed on a regular basis through the Risk Not In VaR (RNIV) framework. This framework is consistent with the Historical Simulation approach which in turn yields a more accurate estimate of the contribution of these missing items and their potential capitalization.
Deutsche Bank is committed to the ongoing development of the internal risk models, and substantial resources are allocated to review, validate and improve them.
76
Deutsche Bank
Annual Report 2024

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
During 2024, the stress period selection process for the Group was conducted as outlined above. As a result, the SVaR window used at various periods in 2024 included the financial credit crisis of 2008/09, the European sovereign crisis of 2011/12 and Covid crisis of 2019/20.
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
77
Deutsche Bank
Annual Report 2024

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
Deutsche Bank determined the amount of the additional value adjustments based on the methodology defined in the Commission Delegated Regulation (EU) 2016/101.
As of December 31, 2024, the amount of the additional value adjustments was € 1.7 billion. The December 31, 2023, amount was € 1.7 billion. No material changes noted year-on-year.
As of December 31, 2024, the reduction of the expected loss from subtracting the additional value adjustments was € 96 million, which partly mitigated the negative impact of the additional value adjustments on our CET 1 capital.
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
78
Deutsche Bank
Annual Report 2024

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
The Group manages its IRRBB exposures using economic value as well as earnings based measures. The Group Treasury function is mandated to manage the interest rate risk centrally, with Treasury Risk Management acting as 2nd Line of Defense (LoD) independently assessing and challenging the implementation of the framework and adherence to the risk appetite. Group Audit in its role as the 3rd LoD is accountable for providing independent and objective assurance on the adequacy of the design, operating effectiveness and efficiency of the risk management system and systems of internal control. The Group Asset & Liability Committee (“ALCo”) oversees and steers the Group’s structural interest risk position with particular focus on banking book risks and the management of the net interest income. The ALCo monitors the sensitivity of financial resources and associated metrics to key market parameters such as interest rate curves and oversees adherence to divisional/business financial resource limits.
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
The “Model Risk Management” function performs independent validation of models used for IRRBB measurement, as for all market risk models, in line with Deutsche Bank’s group-wide risk governance framework.
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
79
Deutsche Bank
Annual Report 2024

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
Credit spread risk in the banking book
Deutsche Bank is exposed to credit spread risk in the Banking Book (CSRBB) mainly from bonds held by Treasury for liquidity reserve and asset liability interest rate risk management activities. The credit spread risk in the banking book is managed by the businesses, with Market Risk Management acting as an independent oversight function ensuring that the exposure is within the approved risk appetite. The perimeter for the measurement and monitoring of CSRBB exposure extends beyond fair value assets and liabilities and also includes positions accounted for at amortized cost whose pricing is linked to an observable market benchmark. The calculation of credit spread sensitivities and value-at-risk for material credit spread exposure is in general performed on a daily basis, the measurement and reporting of economic capital and specific CSRBB stress tests are performed on a monthly basis.
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
80
Deutsche Bank
Annual Report 2024

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
81
Deutsche Bank
Annual Report 2024

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
Organizational and governance structure
While the day-to-day management of operational risk is the primary responsibility of business divisions and infrastructure functions, where these risks are generated, Non-Financial Risk Management (NFRM) oversees the Group-wide management of operational risks, identifies, and reports risk concentrations, and promotes a consistent application of the Operational Risk Management Framework across the bank. NFRM is part of the Group’s risk function, the Chief Risk Office, which is headed by the Chief Risk Officer.
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
The Non-Financial Risk Committee is responsible for the oversight, governance, and coordination of the management of operational risk in the Group, by establishing a cross-risk and holistic perspective of the key operational risks of the Group. Its decision-making and policy related authorities include the review, advice and management of all operational risk issues that may impact the risk profile of business divisions and infrastructure functions. Several sub-fora with attendees from both the 1st LoD and 2nd LoD support the Non-Financial Risk Committee to effectively fulfil its mandate. In addition to the Group level Non-Financial Risk Committee, business divisions have established 1st LoD non-financial risk fora for the oversight and management of operational risks on various levels of the organization.
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
82
Deutsche Bank
Annual Report 2024

Risk Type Controllers establish the framework and define Group level risk appetite statements for the specific operational risk type they oversee. Risk Type Controllers define the minimum risk management and control standards and independently monitor and challenge risk owners’ implementation of these standards in their day-to-day processes, as well as their risk-taking and risk management activities. Risk Type Controllers provide independent operational risk oversight and monitor the risk type’s profile against the defined risk appetite. As risk type experts, Risk Type Controllers define the risk type and its taxonomy and support and facilitate the implementation of the risk type framework in the 1st LoD. To maintain their independence, Risk Type Controller roles are located only in infrastructure functions.
Operational risk requirements for NFRM as the Risk Type Controller for the overarching risk type “Operational Risk”: As the Risk Type Controller / risk control function for operational risk, NFRM establishes and maintains the overarching Operational Risk Management Framework and determines the appropriate level of capital to underpin the Group’s operational risk.
– As the 2nd LoD risk control function, NFRM defines the bank’s approach to operational risk appetite and monitors its adherence and consequences in case of operational risks outside the defined risk appetite. NFRM provides the oversight of risk and control mitigation plans to return the bank’s operational risk into its defined risk appetite, where required; it also establishes and regularly reports the bank’s operational risk profile including operational risks which are outside the defined risk appetite.
– As the subject matter expert for operational risk, NFRM provides independent risk views to facilitate forward-looking management of operational risks, actively engages with risk owners (1st LoD) and facilitates the implementation of risk management and control standards across the bank
– NFRM is accountable for the design, implementation, and maintenance of the approach to determine the adequate level of capital required for operational risk, for recommendation to the Management Board; This includes the calculation and allocation of operational risk capital demand and expected loss under the Advanced Measurement Approach (AMA)
Managing operational risk
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
In 2024, the bank continued to mature the management of Operational Risk. This was achieved through the enhancement of the granularity of the Risk and Control Assessment; through the migration of the central control repository into a more efficient application and by uplifting the Risk Appetite Framework.
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
Scenario analysis: The operational risk profile is complemented and further substantiated by incorporating exploratory scenario analysis into day-to-day risk management activities. Scenario analysis is used as a risk identiﬁcation and management tool that enables risk owners and Risk Type Controllers to explore potential exposure to risk as the basis for identifying potential gaps in the banks existing operational risk profile. Furthermore, it is used as an input into the calculation of the operational risk capital for the bank. Scenario storylines build on internal losses, emerging risk reviews, top risks and risk concentrations, and findings, as well as the review of external peer operational risk loss events. Information from actual and potential future loss events are systematically utilized to identify thematic susceptibilities and actively seek to reduce the likelihood of similar incidents, for example through deep dive analyses or risk profile reviews. In 2024, the new ‘Structured scenario’ approach was piloted, which allows for better quantification of potential Operational Risks.
83
Deutsche Bank
Annual Report 2024

Risk & Control Assessment: The risk and control assessment process comprise of a series of bottom-up assessments of the risks generated by business divisions and infrastructure functions, the effectiveness of the controls in place to manage them, and the remediation actions required to bring the risks within the risk appetite. The Risk & Control Assessment is performed at a global business level and as such covers all jurisdictions. It is designed to assist Senior Management to determine whether operational risks are being managed and controlled adequately via a dynamic assessment approach which covers all applicable Risk Types from the Group’s Non-Financial Risk Type Taxonomy (NFRTT). The Risk & Control Assessment puts a greater emphasis on assessing and mitigating risks that are outside of appetite and risks that drive unethical and inappropriate market conduct within the bank. In 2024, the RCA granularity was enhanced to provide specific risk insights and ensuring a more accurate risk profile for comparison against the defined risk appetite.
Top risks: The Top Risk Reporting process is a regular process to identify the risks which pose greatest concern across Group and divisions, in addition to ensuring there is commensurate remediation activity associated to mitigate the risk. The associated Top Risk reporting provides a forward-looking perspective on the impact of top risk reduction programs, comprising of planned remediation and control enhancements, indicating the expected timeframe for reduction. The reporting also contains emerging risks and themes that have the potential to influence the top risk population in the future. The top risk identification process is closely connected to both the risk and control assessment and risk appetite, consuming the risk exposure from the former and the appetite levels from the latter to help inform the top risk population. In 2024, the Top Risk Reporting Process was decommissioned and integrated into the risk appetite process.
Transformation Risk Assessment: To identify and appropriately manage risks from material change initiatives within the bank, a transformation risk assessment process is in place to assess the impact of transformation (including bank’s future joint ventures and strategic investments) on the bank’s risk profile and control environment. The assessment considers impacts to financial and non-financial risk types and is mandatory for a subset of initiatives, categorized as key deliverables (typically includes regulatory initiatives, technology migrations, remediation initiatives, strategy and organizational changes).
Risk appetite: Non-financial risk appetite reflects the amount of non-financial risk the bank is willing to accept to pursue its strategy. The non-financial risk appetite framework provides a common approach to define the level of risk appetite across the firm and monitor exposure against this appetite. The operational risk profile is regularly monitored against the bank’s defined risk appetite, to alert the organization on impending problems in a timely fashion. In 2024, the concept of residual risk zones was further enhanced by introducing Operating Conditions the 1st LOD must operate within. This allows for a more precise articulation of risk appetite for a given risk type including defined breach and consequences management requirements.
Findings and issue management: The findings and issue management process facilitates mitigating the risks associated with known control weaknesses and deficiencies, and enables management to make risk-based decisions over the need for further remediation or risk acceptance. Outputs from the findings management process must be able to demonstrate to internal and external stakeholders that the bank is actively identifying its control weaknesses and taking steps to manage associated risks within acceptable levels of risk appetite.
Framework Adherence: Operational Risk Framework Adherence monitoring is a key activity to oversee, monitor and test the conformity to OR Framework component requirements by key stakeholders in the 1st and 2nd LoD. Operational Risk Framework Adherence results aim to proactively identify implementation improvements required of users of the OR Framework and highlight potential Framework design improvements. In 2024 framework adherence consequence management was enhanced whereby material adherence deficiencies identified through framework adherence reviews will result in risk-identified issues against the responsible 1st or 2nd LoD function, unless a finding already exists to appropriately remediate the deficiency identified.
84
Deutsche Bank
Annual Report 2024

Operational risk type frameworks

Operational risk is a risk type on the Group’s Risk Type Taxonomy. Together with Reputational Risk it forms Non-Financial risk. The Operational Risk Management Framework is a set of interrelated tools and processes that are used to identify, assess, measure, monitor and mitigate Deutsche Bank Group’s operational risks according to regulatory and industry-established definition of operational risk. It applies to the operational sub-risk types on a more granular level and enables the bank to aggregate and monitor its operational risk profile. These operational sub-risk types are controlled by various infrastructure functions and include the following:
– The Compliance department performs an independent 2nd line control function that protects the bank’s license to operate by promoting and enforcing compliance with the law and driving a culture of compliance and ethical conduct in the bank. The Compliance department assists, reviews and challenges the business divisions and works with other infrastructure functions and regulators to establish and maintain a risk-based approach to the management of the bank’s compliance risks in accordance with the bank’s risk appetite and to help the bank detect, mitigate and prevent breaches of laws, rules and regulations as well as internal policies. The Compliance department performs the following principal activities: regulatory engagement and management in collaboration with Regulatory and Exam Management Group; identification and assessment of new and changed laws, rules and regulations; acting as trusted advisor through independent review and challenge; performing second line controls; the identification, assessment, mitigation, monitoring and reporting on compliance risk; the results of these assessments and controls are regularly reported to the Management Board and Supervisory Board.
– Financial crime risks are managed by the Anti-Financial Crime (AFC) function via maintenance and development of a dedicated program; the AFC program is based on regulatory and supervisory requirements; AFC has defined roles and responsibilities and established dedicated functions for the identification and management of financial crime risks resulting from money laundering, terrorism financing, compliance with sanctions and embargoes, the facilitation of tax evasion as well as other criminal activities including fraud, bribery and corruption and other crimes; AFC updates its strategy for financial crime prevention via regular development of internal policies processes and controls, institution-specific risk assessment and staff training
– Legal & Group Governance is a fully independent infrastructure function, mandated to provide legal advice both to the Management Board as well as to the business divisions and infrastructure functions and to support the Management Board in setting up and guarding Deutsche Bank’s Governance framework and manage the bank’s Legal and Governance Risk. Legal has a monopoly for giving legal advice, retaining and controlling outside counsel.
The independency of Legal & Group Governance is ensured through
– a direct reporting line into the Management Board and not into any business division
– a ring-fenced incentive system and compensation where performance evaluation is tied principally to risk management and not to business revenues
– Deutsche Bank’s New Product Approval and Systematic Product Review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management; these processes are overseen by Product Governance, within the Non-Financial Risk function; existing products and services are reviewed in one- to three year cycles designed to assess whether they remain fit for purpose and consistent with their respective target markets’ characteristics and objectives; each product or service must be sponsored by a business Managing Director who bears ultimate accountability for it; breaches of the New Product Approval requirements are in scope of the bank’s Red Flag consequence management process
– NFRM function includes the Risk Type Controller role for a number of non-financial and operational resilience risks; its mandate includes second line oversight of controls over transaction processing activities, as well as infrastructure risks to prevent technology or process disruption, maintain the confidentiality, integrity and availability of data, records and information security, and ensure business divisions and infrastructure functions have robust plans in place to recover important business processes and functions in the event of disruption including technical or building outage, or the effects of cyber-attack or natural disaster as well as any physical security or safety risk; NFRM Risk Type Controller also manages the risks arising from the bank’s internal and external vendor engagements via the provision of a comprehensive third party risk management framework .
85
Deutsche Bank
Annual Report 2024

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
The regulatory and economic capital requirements for operational risk is derived from the 99.9% percentile. Both regulatory and economic capital requirements are calculated for a time horizon of one year.
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
With the go-live of the European Capital Requirements Regulation (CRR3), the regulatory capital requirement will no longer be based on the AMA methodology from 2025 onwards. Instead, the Standardized Measurement Approach for operational risk will be used. Deutsche Bank will continue to apply the AMA methodology to calculate its economic capital requirement.
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
To quantify the litigation losses in the AMA model, the bank takes into account historical losses, provisions, contingent liabilities and legal forecasts. Legal forecasts generally comprise ranges of potential losses covering risks of outflows greater than the provision and adjustments which are deemed remote or relate to yet unknown matters. Such forecasts may result from ongoing and new legal matters which are reviewed at least quarterly by the attorneys handling the legal matters.
The legal forecasts are included in the “relevant loss data” used in the AMA model. The projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters.
86
Deutsche Bank
Annual Report 2024

Liquidity risk management
Liquidity risk arises from Deutsche Bank Group’s potential inability to meet payment obligations when they come due or without incurring excessive costs. The Group’s risk taxonomy differentiates between two aspects of liquidity risk: Short-term liquidity risk and Structural funding risk, both embedded in an overarching liquidity risk management framework. The framework’s objective is to ensure that robust governance and controls are established within the Group to fulfil its payment obligations (including intraday) at all times, including periods of stress and to manage its liquidity and funding risks within the Management Board’s approved risk appetite, when executing the strategic plan. The framework considers all relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.
Liquidity and funding risk framework
The Management Board defines the liquidity and funding risk strategy for the Group and sets the risk appetite, based on recommendations made by the Group Risk Committee. The Management Board reviews and approves the risk appetite at least annually. The risk appetite is applied at the Group level and to internally defined Key Liquidity Entities e.g., Deutsche Bank AG to monitor and control liquidity risk as well as the Group’s long-term funding and issuance plan.
The Liquidity Risk Management Framework defines the organization of the liquidity managing functions in alignment with the three lines of defence structure, which is described in the “Risk Management Policy”. The Corporate Divisions and Treasury comprise the first line of defence, responsible for executing the steps needed to most effectively manage the liquidity of the Group and steer business activities. CRO comprises the second line of defence, responsible for defining the liquidity risk management framework, providing independent risk oversight, challenge, and validation of activities conducted by the first line of defence, including establishing the risk appetite. Group Audit comprises the third line of defence, responsible for overseeing the activities of both the first line of defence and second line of defence.
The Group Asset and Liability Committee is the Group’s decision making governing body mandated by the Management Board to optimize the sourcing and deployment of the Group’s balance sheet and financial resources in line with the Management Board’s risk appetite and strategy. The Group Asset and Liability Committee has the overarching responsibility to define, approve and optimize the Group’s funding strategy. Regarding the second line of defence the Group Risk Committee is mandated by the Management Board with decision-making authority regarding material risk-related topics. In addition, it reviews and recommends items for the Management Board’s approval, including key risk management principles, the Group’s risk appetite statement, recovery plan, the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators.
The Group’s liquidity risk management principles are documented in the “Group Liquidity Risk Management Policy” and the framework is described in the “Global Liquidity Risk Framework” and “Global Funding Risk Framework” documents. Both the policy and framework documents adhere to and articulate how the eight key risk management practices are applied to liquidity risk, with such key practices including risk governance, risk organization (3 lines of defence), risk culture, risk appetite and -strategy, risk identification and -assessment, risk mitigation and controls, risk measurement and reporting, stress planning and -execution. The individual roles and responsibilities relevant to each of these practices are laid out and documented in the Global Responsibility Matrix for liquidity risk, which provides further clarity and transparency on the roles and responsibilities across all involved stakeholders. All additional procedures and supporting documents (both global and local) issued by the liquidity risk management functions further define the requirements specific to liquidity risk practices. All these procedures are subordinate to the “Group Liquidity Risk Management Policy” and are subject to the standards it sets forth.
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
87
Deutsche Bank
Annual Report 2024

Deutsche Bank implemented a dedicated Risk Appetite framework covering regulatory Pillar 1 as well as internal stress metrics (Pillar 2), thus ensuring that the Group’s liquidity position is balanced on a consolidated basis at the Group level as well as across Key Liquidity Entities and across currencies.
Treasury manages liquidity and funding, in accordance with the risk appetite across a range of relevant metrics and implements several tools including business level risk limits further cascading aspects of risk appetite to divisional level, ensuring ease of compliance with business level risk limits. As such, Treasury works closely with Liquidity Risk Management under its delegated authority and the business divisions to identify, analyze and monitor underlying liquidity risk characteristics within business portfolios. These parties are engaged in regular dialogue regarding changes in the Group’s liquidity position arising from business activities and market events.
Furthermore, the Group ensures at the level of each Liquidity Relevant Entity that all local liquidity metrics are managed in compliance with the defined risk appetite. Local liquidity surpluses are pooled in Deutsche Bank AG hubs and local liquidity shortfalls can be met through support from these hubs. Transfers of liquidity capacity between entities are subject to the Intercompany Funding approval framework involving the Group’s liquidity steering function as well as the local liquidity managers considering the compliance with Pillar 1 metrics including Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR) as well as the stressed Net Liquidity Position (sNLP), which is a Pillar 2 metric. Any available surplus that resides in entities with restrictions on transferring liquidity to other Group entities, due to for example regulatory lending requirements, is treated as trapped and as such not considered in the calculation of the consolidated Group liquidity surplus.
The Management Board is informed about the Group’s performance against the key liquidity metrics, including the risk appetite and internal and market indicators, via a weekly liquidity dashboard.
Liquidity risk monitoring and management
Finance teams - Liquidity & Treasury Reporting & Analysis (LTRA) and Global Reporting, together own the overall accountability for the accurate and timely production of both external regulatory liquidity reporting (Pillar 1) as well as internal management reporting (Pillar 2) for the liquidity risk of the Group. In addition, Liquidity & Treasury Reporting & Analysis is responsible for the development of management information systems and the related analysis to support the liquidity risk framework and its governance for Treasury and Liquidity Risk Management.
Liquidity Coverage Ratio
The LCR, which is also a key regulatory and risk appetite limit, is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30-day stress scenario. The ratio is defined as the amount of High-Quality Liquid Assets that could be used to raise liquidity in a stressed scenario, measured against the total volume of net cash outflows, arising from both contractual and prescribed modelled exposures over a 30-day time horizon on a consolidated currency basis.
By maintaining a ratio in excess of the minimum regulatory requirements, the LCR seeks to ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.
An internal liquidity stress test position (sNLP) is also calculated and monitored to assist in liquidity steering. Key differences between the internal liquidity stress test (sNLP) and the LCR include the risk appetite time horizon (eight weeks versus 30 days, respectively), the classification and haircut differences between debt securities within the sNLP and the LCR High-Quality Liquid Assets, outflow rates for various categories of funding, as well as inflow assumption for various assets (for example, loan repayments). The Group’s internal liquidity stress test also includes outflows related to intraday liquidity assumptions, which are not explicitly reflected in the LCR.
Net Stable Funding Ratio
The Net Stable Funding Ratio is a regulatory and risk appetite metric for assessing the Bank’s structural funding profile. The NSFR is intended to reduce medium to long-term funding risks by requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable and/or consistent source of funding), relative to the amount of Required Stable Funding for different types of on-balance sheet assets (with Required Stable Funding levels, a function of the liquidity characteristics of various assets held).
Based on the risk appetite, a NSFR limit has been set for the Group as well as for all Key Liquidity Entities and Liquidity Relevant Entities subject to a respective regulatory requirement to ensure ongoing compliance.
88
Deutsche Bank
Annual Report 2024

Liquidity stress testing and scenario analysis
Global internal liquidity stress testing and scenario analysis is used for measuring liquidity risk and evaluating the Group’s short-term liquidity position within the liquidity framework. This complements the daily operational cash management process. The long-term liquidity strategy based on contractual and behavioural modelled cash flow information is represented by a long-term metric known as the Funding Matrix (refer to Funding risk management and funding diversification section below for additional information).
The global liquidity stress testing process is managed by Treasury towards a respective risk appetite. Treasury is responsible for the design of the overall methodology, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into stress testing output. Liquidity Risk Management is responsible for the definition of the stress scenarios. Laid out by the Model Risk Management Policy and Procedure, Liquidity Risk Management and Model Risk Management perform the independent validation of liquidity risk models. Finance teams -Liquidity & Treasury Reporting & Analysis and Global Reporting, are responsible for implementing these methodologies and performing the stress test calculation in conjunction with Treasury, Liquidity Risk Management, Group Strategic Analytics and IT.
Stress testing and scenario analysis are used to describe and evaluate the impact of sudden and severe stress events on the Group’s liquidity position. Deutsche Bank has selected four scenarios to calculate the Group’s stressed Net Liquidity Position. These scenarios are designed to capture potential outcomes which may be experienced by the Group. The most severe scenario assesses the potential consequences of a combined market-wide and idiosyncratic stress event, including downgrades of Deutsche Bank credit rating. Under each of the scenarios, the impact of a liquidity stress event over different time horizons and across multiple liquidity risk drivers, covering all business lines and product areas and with that all portfolios and balance sheet, is considered. The output from this scenario analysis feeds the Group Wide Stress Test run by the Enterprise Risk Management, which analysis liquidity risk in conjunction with the other defined risk types and evaluates their impact and interplay to both - Capital and Liquidity positions.
In addition, potential funding requirements from contingent liquidity risks which can arise under stress, including drawdowns on lending facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger are included in the analysis. Subsequently, countermeasures, which are the actions the Group would take to counterbalance the outflows incurred during a stress event, are taken into consideration. These countermeasures include the usage of the Group’s liquidity reserve and generating liquidity from other unencumbered, marketable assets without causing any material impact on the Group’s business model.
Stress testing is conducted at a global level and for defined entities relevant for liquidity risk management. The stress analysis covers an eight-week stress horizon which is considered to be the most critical time span during a liquidity crisis requiring that liquidity is actively assessed and steered on a Group level. In addition to the consolidated currency stress test, further stress tests are performed for material currencies, namely EUR and USD. At the global level as well as for the U.S. liquidity stress tests also cover a twelve-months period whereby a risk appetite key limit has also been set. Ad-hoc analysis may be conducted to reflect the impact of potential downside events that could affect the Group such as climate / ESG-related events. Relevant stress assumptions are applied to reflect liquidity flows from risk drivers and on-balance sheet and off-balance sheet products. The suite of stress testing scenarios and assumptions are reviewed on a regular basis and are updated when enhancements are made to stress testing methodologies.
Funding Risk Management and Funding Diversification
Funding Management
In line with regulatory guidelines, Deutsche Bank has developed a set of internal indicators to measure its inherent funding risks. These are considered for risk management and steering purposes in addition to the Pillar 1 requirements.
The Group relies on a vast range of funding sources including deposits, unsecured wholesale funding, Capital Markets Issuances and secured funding. These funding sources protect the Group’s liquidity position two ways. First, since stress events may impact funding markets differently, maintaining a well-diversified funding portfolio will lower the average impact of these events. Second, when experiencing a liquidity stress, having access to a wide range of funding sources significantly improves the Group’s ability to tap different funding markets. The diversification across products is complemented by Risk thresholds which have been set to monitor tenor concentration and counterparty concentration for both secured and unsecured funding sources.
89
Deutsche Bank
Annual Report 2024

The stability of Deutsche Bank Group’s funding position can be negatively impacted by various forms of industry risks which often manifests medium to long term structural trends with a potentially significant long-term impact on the economy and banks’ balance sheets. Deutsche Bank performs ad-hoc analyses on such emerging risks to assess the impact of such trends on its funding position to ensure that mitigating measures are taken on a timely basis when deemed necessary. In addition, Treasury evaluates current market access information in its significant funding markets on a monthly basis with results compiled and presented to the Group Asset and Liability Committee.
Deutsche Bank’s tool for monitoring and managing the Group’s funding profile for greater than one year time horizon, is the Funding Matrix. To produce the Funding Matrix, all assets and liabilities are mapped into time buckets corresponding to their baseline contractual or modelled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures over time. The liquidity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity profile or in case of non-maturing products, the maturity is replaced by baseline modelling assumptions.
Capital Markets Issuance
The main objective of debt issuance is to raise medium term funding in the most cost optimal manner. Debt issuance, encompassing senior unsecured bonds, covered bonds, and capital securities, is a key source of term funding for the Group and is managed directly by Treasury. At least once a year, following endorsement by the Asset and Liability Committee, Treasury submits an annual long-term funding plan to the Group Risk Committee for recommendation and then to Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. The Group’s capital markets issuance portfolio is dynamically managed through annual issuance plans to avoid excessive maturity concentrations.
Deutsche Bank holds a license to issue mortgage Pfandbriefe and maintains a program to issue structured covered bonds. In 2024, the Pfandbrief platform was enriched to support callable Pfandbriefe which further broadens the bandwidth offered to investors. Additionally, the Group continues to run a program for the purpose of issuing covered bonds under Spanish law (Cedulas). In 2023, Deutsche Bank further diversified its investor base through inaugural transactions in China. The issuances of these so-called Panda bonds was expanded throughout 2024. Since 2020 the Group maintains its Green Bond framework which the bank offers green note issuances to both, institutional and retail investors. Furthermore, multiple green structured notes, first green deposits and first green repurchase agreements (repos) were executed. In 2024, sustainability framework was enriched to also support social assets. This was utilized for the first time in July 2024 through the issuance of DB’s inaugural social bond.
Risk Mitigation
High Quality Liquid Assets
High-quality Liquid Assets (HQLA) is a Pillar 1 calculation which feeds into LCR and is a key limit per the risk appetite. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event.
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
90
Deutsche Bank
Annual Report 2024

Funds transfer pricing
FTP is a cost allocation and business steering tool to manage costs and benefits (remuneration) associated with funding and contingent liquidity risk, aligned to firm’s risk appetite. FTP applies to all Corporate Divisions and entities with balance sheet items requiring active management and funding from the Group and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and (iii) contingent liquidity exposures in accordance with the cost of providing for appropriate High Quality Liquid Assets.
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
Contingency Funding Planning
Deutsche Bank’s Group Contingency Funding Plan outlines how Deutsche Bank would respond to an actual or anticipated liquidity stress event. It specifies the provisions, procedures and action plans for responding to potential disruptions to the Bank’s ability to fund itself. It covers actions that can be taken to raise cash and/or recover the Bank’s liquidity metrics in breach. The Contingency Funding Plan outlines governance arrangements for its activation and presents the framework of liquidity indicators enabling the bank to identify deteriorating market circumstances in a timely manner and that determine quickly what actions need to be taken, including communication and coordination during a liquidity stress event. Deutsche Bank has established the Financial Resource Management Council, which is responsible for oversight of capital and liquidity across contingency, recovery, and resolution scenarios in a defined crisis situation.
91
Deutsche Bank
Annual Report 2024

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
– Acting as risk controlling function for credit risk
Strategic risk
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
Enterprise Risk Management is the independent risk control function for Strategic Risk. A framework that includes setting risk appetite and monitoring adherence has been implemented in line with the control standards the Enterprise Risk Management function set.
Capital risk
Capital risk is defined as the risk that Deutsche Bank has an insufficient level or composition of capital supply to support its current and planned business activities and associated risks during normal and stressed conditions. ERM considers available capital resources when setting the bank’s overarching risk appetite and cascade to Business Divisions.
The Group’s capital risk framework consists of several elements which aim to ensure that Deutsche Bank maintains on an ongoing basis an adequate capitalization to cover the risks to which is exposed. The framework is strongly integrated with the bank-wide strategic planning process and closely linked to Deutsche Bank’s internal capital adequacy assessment process (see section “Internal Capital Adequacy Assessment Process” for further details). Treasury together with the divisions is the key risk manager of the associated risks and represents the 1st LoD. Treasury Risk Management (TRM) acts as the 2nd LoD for capital risk.
The Treasury function manages capital risk at group level and locally in each region, as applicable. This includes managing issuances and repurchases of capital instruments (see section on “Capital management” for details). Additionally, divisional limits for key capital resources are approved by the Group Asset and Liability Committee to ensure alignment with the capital risk appetite (see section on “Resource limit setting” for details).
TRM sets the capital risk framework, assesses the capital risk profile and provides independent challenge. This includes setting of risk appetite thresholds for key capital ratios. Threshold breaches are subject to a dedicated governance framework triggering management actions up to the execution of Deutsche Bank’s recovery plan. Thresholds also provide boundaries to the capital plan and are fully integrated into the regular assessment of capital risk under stress scenarios.
92
Deutsche Bank
Annual Report 2024

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
Environmental, social and governance risk
The impacts of rising global average temperatures, the enhanced focus on climate change and the transition to a net-zero economy from society, regulators and the banking sector have led to the emergence of new and increasing sources of financial and non-financial risks. These include the physical risks arising from extreme weather events growing in frequency and severity, as well as transition risks as carbon intensive sectors are expected to face higher taxation, reduced demand and restricted access to financing. These risks can impact Deutsche Bank across a broad range of financial and non-financial risk types. Financial institutions are also facing increased scrutiny on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the Group is not seen to support the transition to a lower carbon economy, to protect biodiversity and human rights, among other themes.
Deutsche Bank’s risk strategy recognizes ESG as a theme that represents a broad range of areas of concern related to environmental, social, or governance factors that cuts across multiple scenarios or risks. It must be ensured that all non-financial ESG-related risks are identified and adequately assessed to include potential impacts driven by ESG factors; the bank must also ensure that controls are effective and any potential deficiencies are promptly escalated and addressed. Deutsche Bank is regularly reviewing and enhancing its ESG risk management frameworks in alignment with regulatory guidance and to ensure that ESG risks are actively managed and greenwashing risk is mitigated. Limitations in terms data, methodologies and industry standards for measuring and assessing climate and other environmental risks continue to lead to a higher degree of uncertainty into climate-related disclosures. Anti-ESG measures that were already established in some jurisdictions are now reinforced and taken further may result in the loss of existing business and the inability to conduct new business within those jurisdictions, while complying may lead to reputational risks.
The management of risks stemming from environmental factors relies first and foremost with Deutsche Bank’s net zero-aligned decarbonization targets for eight sectors: Oil and Gas (upstream), Power Generation, Automotive (light duty vehicles), Steel, Coal mining, Cement, Shipping and Commercial Aviation. The pathways to achieve these targets are incorporated into the bank’s risk management framework. Environmental risks are assessed through an annual climate and environmental materiality assessment and internal stress test, across businesses, portfolios and risk types (Credit, Market, Liquidity, Reputational and Operational); They are monitored through dedicated reports discussed in senior risk committees and managed through risk appetite thresholds, policies requirements and exclusions (Environmental and Social policy framework), and portfolio Early Warning Indicators (EWIs). Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. New loan requests above selected tenor and rating-based thresholds to corporate clients in carbon-intensive sectors as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”) risks require a dedicated risk assessment from the Front Office and review by Credit Risk Management. Overall, these risks are embedded within the bank’s business model and financial planning through the carbon budgets attributed to the bank’s businesses derived from its decarbonization targets and through the inclusion of environmental risks within the Internal Capital Adequacy Assessment Process (ICAAP).
93
Deutsche Bank
Annual Report 2024

The Group Sustainability Committee acts as the main governance and decision-making body for sustainability-related matters across Deutsche Bank. This includes the assessment of material impacts as well as risks and opportunities for the Bank. The committee also sets the net zero targets for the bank.
The Management Board has delegated sustainability related decisions to this committee, which is chaired by the Chief Executive Officer and the Chief Sustainability Officer (Vice Chair). It receives monthly updates on financed emissions and net-zero alignment.
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
The Enterprise Risk Committee and the Net Zero Forum receive, in addition to the quarterly reports, monthly flash reports on key metrics (i.e. measuring alignment with decarbonization targets and the consumption of divisional carbon budgets).
94
Deutsche Bank
Annual Report 2024

Model Risk Management

Introduction
Model risk is the potential for adverse consequences from decisions based on incorrect models or their misused outputs. Model risk can lead to financial loss, poor business or strategic decision making, or damage to its reputation. Deutsche Bank recognizes the use of models can affect other risk-types, and that model risk is a distinct risk that can increase or decrease aggregate risk across other risk-types.
Deutsche Bank uses models for a broad range of decision-making activities, such as: underwriting credits; valuing exposures, instruments, and positions; measuring risk; managing and safeguarding client assets and determining capital and reserve adequacy. The term ‘model’ is a quantitative or qualitative method, system, or approach that applies expert judgement, statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. Models are simplified representations of real-world relationships and are based on assumptions and judgment. Accordingly, the bank is exposed to model risk, which must be identified, measured, and controlled appropriately.
Model risk management oversight is provided by all levels of management, including the Management Board. Management of model risk is underpinned by a framework designed and monitored by a 2nd Line of Defense control function independent from developer, owner, and user of models.
Model Risk Management Framework and Governance
Model risk is one of the bank’s Level 1 risks, and is overseen by the Chief Risk Officer through the setting of a quantitative and qualitative risk appetite statement, and managed through:
– The Model Risk Policy and Procedure, and supporting documents aligned to risk appetite, regulatory requirements, and industry best practice, with clear roles and responsibilities for stakeholders.
– Inventorization of all models, supporting ongoing model risk framework components including risk assessments and attestations.
– Key controls for models from development through to decommissioning, including validation, approval, deployment and monitoring.
– Models are assessed for their materiality, complexity, uncertainty and reliance and in aggregate assigned a risk Tier, which is used to identify those which present the higher risk to Deutsche Bank.
– A risk based approach to managing the models by Tier is applied.
– Independent Validations, and subsequent independent approvals, verify that models have been appropriately designed and implemented for their intended scope and purpose, and that respective controls are in place to assure that they continue to perform as expected during their use.
– The controls identify models’ limitations and weaknesses, resulting in findings and compensating controls, these may be conditions for use, such as adjustments or overlays.
– Model risk governance, including senior forums for monitoring and escalation of model risk related topics, as well as monthly updates to the Management Board on the model risk appetite metrics, and periodic model risk updates to the Supervisory Board.
95
Deutsche Bank
Annual Report 2024

Reputational Risk Management

Within the group’s risk management process, reputational risk is defined as the risk of possible damage to Deutsche Bank’s brand and reputation, and the associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Deutsche Bank’s Code of Conduct.
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
Governance and Organizational Structure
The Framework is applicable to all business units and regions. Matters specific to DWS are reviewed by the DWS Reputational Risk Committee and, if necessary, escalated to the DWS Executive Board. Decisions are subject to the DWS and Deutsche Bank internal Corporate Governance policies. Whilst every employee has a responsibility to protect the bank’s reputation, the primary responsibility for the identification, assessment, management, monitoring and, if necessary, referring or reporting of reputational risk matters lies with Deutsche Bank’s Business Divisions as the primary risk owners. Each Business Division has an established process through which matters, which are deemed to be a moderate or greater reputational risk are assessed, the Unit Reputational Risk Assessment Process.
The Unit Reputational Risk Assessment Process is required to refer any material reputational risk matters to the respective Regional Reputational Risk Committee. The Framework also sets out a number of matters which are considered inherently higher risk from a reputational risk perspective and are therefore mandatory referrals to the Regional Reputational Risk Committees. The Regional Reputational Risk Committees, which are 2nd LoD Committees and meet on an ad hoc basis as required. The Group Reputational Risk Committee (GRRC) reviews cases with a Group wide impact and in exceptional circumstances, those that could not be resolved at a regional level. The Head of NFRM is responsible for ensuring the oversight, governance and coordination of the management of reputational risk of Deutsche Bank.
96
Deutsche Bank
Annual Report 2024

Information security

Deutsche Bank operates in an environment with increasing levels of digitization and a constantly evolving threat landscape related to information security. Amid ongoing developments, threats and challenges, Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients’, as well as business partners’ data and of its own information assets, including the bank’s employees’ information. Doing so consistently and effectively is essential for retaining the trust of the various stakeholders and preserving their interests.
Due to the dynamic and complex nature of the environment, Deutsche Bank is continuously monitoring the security threat landscape. The bank vigilantly observes technological developments, the geopolitical landscape and economic impacts driving security risks and assesses their relevance for potential impacts to itself and the wider financial ecosystem. Deutsche Bank adjusts its security capabilities accordingly to safeguard its ability to provide products and services to clients and protect the continued operations of the bank’s businesses.
This section provides a comprehensive insight into Deutsche Bank’s approach to information security, detailing the bank's continuous efforts to protect data and services robustly, including its security governance structure, security strategy, and security risk management.
Governance
Responsibility for security matters at Deutsche Bank sits within the Chief Security Office. The Group Chief Security Officer (CSO) has delegated authority from the Management Board, including approval of the security policies and the security strategy for the Deutsche Bank Group. The CSO reports directly to the Chief Technology, Data, and Innovation Officer, who is a member of the Management Board. The Management Board is accountable for the implementation of the information security framework, with oversight from the Supervisory Board. There are multiple mechanisms in place for the CSO to escalate security issues directly to the Management Board if required.
Deutsche Bank’s CSO has served in various roles in information security for more than 20 years. This includes roles as global Chief Information Security Officer (CISO)/Chief Security Officer (CSO) for three different large European financial institutions and a partner position in a global strategy and consulting firm, leading security work for financial service clients.
The Group Chief Security Officer is supported by security role holders at various seniority levels across the bank to ensure that security requirements are met from a regional, divisional, and technical perspective. All information security activities are overseen by two dedicated governance forums chaired by the CSO: the Group IT Security Council (interface to the bank’s IT units), and the Group Information Security Committee (interface to the bank’s business and infrastructure divisions). The independent Risk Management function for Information Security is represented in both forums. Both forums provide advice on the security strategy and oversee the progress and performance of key information security deliverables, the remediation status of information security related audit findings and information security incidents as well as the information security posture of Deutsche Bank Group against defined targets. In the event of critical issues, members are assigned specific actions according to their responsibility.
Security indicators and reporting provided to the bank’s relevant governance forums support appropriate security risk awareness and decision taking. The comprehensive metrics framework maintained by the Chief Security Office is underpinned by an extensive data set allowing for various dedicated views. The Management Board receives a quarterly information security risk posture report, as well as ad hoc information if required. Furthermore, the CSO provides regular updates on material topics relating to security to the Supervisory Board’s Committee responsible for Technology, Data and Innovation.
97
Deutsche Bank
Annual Report 2024

Strategy

The Chief Security Office develops the bank’s group-wide security strategy and oversees its implementation and operationalization globally via the organizational set-up, governance, and implemented security policies. The security strategy, which is reviewed on a regular basis, incorporates developments in the threat landscape, technology, the regulatory environment, the bank’s corporate and IT strategy, and other internal and external parameters. The approach provides comprehensive and layered security controls. The Chief Security Office works closely with the bank´s divisions to enable alignment with the security by design approach throughout bank wide programs and initiatives. Security investments are prioritized and adjusted by a threat-driven perspective, leveraging the regular review and assessment of the maturity of the bank’s security implementation.
A key element of the bank’s security strategy is to foster responsibility and active awareness among Deutsche Bank staff. By embedding these principles into daily practices, Deutsche Bank aims to bring about long-term behavioral changes that help mitigate risks and enhance overall security. The bank’s security culture and awareness campaign, “Mission Security”, communicated to all employees worldwide, reinforces these efforts. Another way the bank strengthens security culture is by periodically conducting simulations and testing exercises, including phishing simulation and mandatory training.
Impact, risk, and opportunity management
Impacts, risks, and opportunities
Clients expect secure access to their bank’s services anytime, anywhere, and through a variety of channels. As part of doing business with the bank, clients entrust Deutsche Bank with sensitive data. Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients’, as well as business partners’ data and of its own information assets, including the bank’s employees’ information. Doing so consistently and effectively is essential for retaining the trust of these stakeholders and preserving their interests. Consequently, the bank continues to invest in security risk mitigation. Based on stringent risk management processes, Deutsche Bank adjusts its security capabilities to safeguard its ability to provide products and services to clients and protect the continued operations of the bank’s businesses. Stable and resilient services support stakeholder trust, help grow business and revenue opportunities and protect brand value.
Increasing frequency and complexity of recent cyberattacks has resulted in an elevated risk profile for many organizations around the world, including Deutsche Bank. The bank continuously monitors the security threat landscape and vigilantly observes technological developments, the geopolitical landscape and economic impacts driving security risks, assessing their relevance for potential impacts. Sophisticated and often financially motivated cyberattacks, including ransomware, can be observed as persistent threats across industries and are expected to become even more frequent. Additional threats are posed by supply chain attacks, a growing number of critical software vulnerabilities potentially exploited by threat actors (zero-day exploits), and an increased threat surface introduced by, for example, remote ways of working.
2024 focus areas continued to include supply chain risk and common attack scenarios like Ransomware or Denial of Service, as well as emerging risks such as Artificial Intelligence and Quantum Computing. Ongoing geopolitical unrest continues to drive cyber-attack activity across various threat actor types. Distributed Denial of Service (DDoS) attacks are growing in occurrence, frequency, and intensity.
Technological advancements pose demands on data privacy and security. As the use of artificial intelligence becomes widespread, there are also increased risks to cybersecurity, such as the criminal use of deepfakes, and more sophisticated social engineering attacks.
Third-party software or technology solution providers will continue to be a key target for threat actors, who see such supply chain attacks as means to compromise or disrupt a larger number of downstream customers and assets, amplifying the impact of their attacks.
Failure to embed and ensure oversight of security requirements into the bank’s framework to best address associated risks and subsequent appropriate implementation can lead to breaches of confidentiality and integrity of information, and unavailability of information and/or services. Additionally, Deutsche Bank may face operational risks arising from failures in the control environment, including errors in the performance of processes or security controls, as well as loss of data, which may disrupt business and lead to material losses.
Security breaches can occur due to unauthorized access to networks or resources, unauthorized access to or loss/destruction of confidential information, unintentional exposure of vulnerabilities in the bank's infrastructure, the introduction of computer viruses or malware, technology failures or other forms of cybersecurity attacks or incidents, including breaches of the security of third-party computer systems.
98
Deutsche Bank
Annual Report 2024

In case of a successful attack, there might be impact on Deutsche Bank’s stakeholders and the wider financial ecosystem due to compromised data, unintentional spread of malware, unavailability of services, and the inaccessibility of systems and/or data. This encompasses internal and third-parties information technology systems.
A successful cyberattack could have a significant negative direct or indirect impact on the bank that may result in the disclosure or misuse of client, as well as proprietary information, damage to or inability to access information technology systems, statutory or regulatory non-compliance and financial losses. Potential consequences range from reputational damage and client dissatisfaction via contractual non-compliance (e.g., if services are not provided as agreed) to remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), and potential penalties and fines, to personal data breach notification obligations, and litigation exposure.
Deutsche Bank maintains insurance as an additional risk mitigant for cyber risk. The bank´s insurance coverage is designed to include mitigation of the financial impact of security incidents, it may however not fully cover all potential losses, including reputational damage or indirect costs associated with a cyber event.  Notwithstanding the bank’s security measures, there can be no assurance that its policies, controls, or cyber insurance coverage will be sufficient to prevent or fully mitigate the impact of future cyber incidents and it could have a material adverse effect on its financial condition.
Policies and risk management
The bank’s policies and controls support risk reduction and mitigation for potential negative impacts. Information Security Risk is managed as an Operational Risk under the Non-Financial Risk Management Framework of the bank. The Chief Security Office is responsible for and executes security matters against the Non-Financial Risk Management Framework and leverages the results of its various instruments whereas Non-Financial Risk Management provides oversight, review, and challenge. Measures for the further reduction of material residual risks may include policy changes or policy amendments at divisional or group level as well as prioritized investment and accelerated implementation of risk mitigating activities.
Security risks are assessed on a continual basis, through analysis of internal and external events, events at peer institutions, monitoring of the threat environment, and discussion in various forums. The annual risk and control assessment process evaluates risk scenarios such as service disruption, system misuse, data distortion, asset or data destruction, data disclosure, financial theft and non-adherence or non-conduct to regulatory policies and laws. It leverages industry standard threat assessment frameworks, such as MITRE, and provides the foundation for the assessment of financial industry relevant risk scenarios.
The thorough analysis comprises potentially affected stakeholders, including clients and suppliers, as well as the external threat landscape. The process considers contextual data and controls such as major events, threat assessments, findings, scenario analysis, control metrics, lessons learned, events at peer institutions, read across, regulatory expectations and remediation activities, when assessing control suites and residual risk positions. In case of emerging developments, additional risk reviews are conducted. The results are evaluated against the bank's control capabilities to cope with these risks.
As part of the annual risk and control assessment process, internal security subject matter experts provide a risk evaluation, supported by other areas such as Legal, Compliance or Group Data Privacy, as necessary. That evaluation is reviewed and challenged by risk subject matter experts to arrive at a final residual risk position. Additionally, senior information security experts from all divisions and functions assess the exposure of the group, based on their divisional or functional background. Those divisional and functional assessments are also reviewed and challenged by risk subject matter experts to arrive at a final residual risk position for divisions and functions.
A comprehensive information security management system (ISMS) is crucial for an organization handling vast amounts of financial assets and sensitive data. In alignment with its Non-Financial Risk Management policies, Deutsche Bank’s globally applicable security policy framework defines the core principles of and the fundamentals for security management. The policy framework is reviewed annually, and any changes are approved by the CSO. It is governed centrally and applied globally across all product groups and business and infrastructure divisions. It also defines the roles, responsibilities, and accountabilities of key personnel identified to manage information security risk. The framework is aligned with the security strategy and sets out measures to manage and resolve information security breaches, and related communication procedures.
The bank’s ISMS has been certified by an accredited certification body according to ISO 27001, for all information security domains defined within that standard since 2012. To maintain the ISO 27001 certification, the bank performs a full recertification process every three years, with the latest taking place in 2024. With the last recertification, Deutsche Bank upgraded its ISMS to the 2022 version of ISO 27001. Furthermore, the bank performs an annual surveillance audit designed to ensure compliance between the certification intervals.
99
Deutsche Bank
Annual Report 2024

Dependency on third-party products and services can expose the bank to cyber risks and impact its risk posture, as these can be prime targets for information security attacks. Third-party information security risks are managed by Deutsche Bank through a combination of capabilities, implementing a comprehensive approach to mitigate these risks and cover regulatory requirements (incl. the EU DORA regulation). Key components include the bank’s global third-party risk management program, which is designed to identify, monitor, and mitigate risks associated with third-party engagements. In combination, the bank demands adherence to an information security policy with specific control objectives for third parties, which include incident notification requirements. To ensure adherence, the information security posture of the third parties is reevaluated on a periodic basis (defined by the criticality of the vendor). In response to specific threats and incidents, proactive engagement and outreach with these parties is taking place. This is complemented by security assessments, which also include onsite assessments of third parties. These measures collectively contribute to the bank’s oversight and support that third-party services align with the bank’s security requirements.
Actions and resources
To address the evolving threat landscape, Deutsche Bank has a variety of prevention methods and controls in place. These include, for example, network security, identity and access management, endpoint and data security (including data classification and leakage prevention), threat intelligence, cyber hygiene, and encryption solutions. Those preventive controls are backed by a threat-driven detection set-up and a robust incident-response process.
The bank continually reviews and enhances its information security controls through multiple layers of technology, including databases, infrastructure, devices, and applications. This is complemented by organizational controls and security training and awareness. The purpose of this layered approach is to strengthen the end-to-end protection by utilizing multiple opportunities to detect, prevent, respond to, and recover from cyber threats.
Deutsche Bank employs various mechanisms to self-identify areas for improvements and control enhancements. These include security testing, security problem management and lessons learned. Deutsche Bank´s independent Group Audit function is mandated to regularly assess security controls as part of their audit plan. Furthermore, the regular annual audit conducted by the bank´s external auditor considers identity and access management controls. The overall information security program of the bank is evaluated on a regular basis by third-party organizations.
The bank actively shares security best practices and threat information with national and international security organizations, government authorities, and peer organizations. These relationships help ensure that the bank’s security technology and procedures reflect current financial industry’s best practices and keep pace with the threat environment.
100
Deutsche Bank
Annual Report 2024

As digitalization advances, the need to enhance literacy on information security topics grows. Deutsche Bank addresses this by educating and informing clients through informational materials and client events, highlighting information security threats and the bank's protective measures. This also includes response to client inquiries on information security topics through its client relationship function.
Deutsche Bank also requires a yearly mandatory information security baseline training for all employees and eligible contractor staff. This training encompasses the content of the information security policy, the process to report security incidents or any other security-related concerns, as well as important and current security threats. To address the latter and to comply with internal standards, the training is updated at least on a yearly basis. For Deutsche Bank employees, failure to complete this training and late completion can result in disciplinary consequences. In 2024, a learning completion rate of 99,65% was achieved for the e-Learning-based mandatory information security training, compared to 99,94% in 2023.
Deutsche Bank’s security incident management covers on a day-to-day-basis security events that may affect the bank, its clients and business partners, or employees. The Cyber Threat Operations Centers located in Asia Pacific, Europe and USA support global and group-wide detection of threats and response to incidents 24/7. The related management and reporting processes performed with involvement of subject matter experts, such as divisional Chief Information Security Officers, Compliance, Legal, Group Communications and Group Data Privacy, are designed to enable a quick and effective response to cyberattacks and information security threats. The objective is to minimize the risk of impacts on Deutsche Bank and to use insights gained from incident handling to continuously improve the bank’s processes.
As in prior years, Deutsche Bank in 2024 experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging, or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred along the bank’s supply chain. The bank, however, did not experience any material effect on its business strategy, results of operation, or financial condition as the result of an information security incident, including attempted cyber-attacks.
Consequently, the bank continues to invest in security risk mitigation. As in previous years, in 2024 Deutsche Bank adapted its security capabilities through several programs across information and physical security. As examples, the bank further strengthened its perimeter security and expanded its comprehensive staff security training offering, including the launch of a security academy.
101
Deutsche Bank
Annual Report 2024

Risk and capital performance

Capital, Leverage Ratio, TLAC and MREL
Own Funds
The calculation of Deutsche Bank’s own funds incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions” (CRR) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions” (CRD), which have been further amended with subsequent Regulations and Directives. The CRD has been implemented into German law. The information in this section as well as in the section “Development of risk-weighted assets” is based on the regulatory principles of consolidation.
This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.
The total own funds pursuant to the effective regulations as of year-end 2024 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), adoption of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which applies until year-end 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1, AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem and institution must have full dividend/coupon discretion at all times.
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
102
Deutsche Bank
Annual Report 2024

Capital instruments

The Management Board was authorized by the 2023 Annual General Meeting to buy, on or before April 30, 2028, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2023 Annual General Meeting, this corresponded to a volume of up to 204.0 million shares. Thereof, a volume of up to 5% of the total share capital or 102.0 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. During the period from the 2023 Annual General Meeting until the 2024 Annual General Meeting, 40.3 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 22.9 million shares were purchased by exercising call options. In addition, 16.1 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 71.1 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 45.5 million shares that were acquired as part of the share buyback program of € 450 million in 2023 were cancelled at the beginning of the year 2024. The number of shares held in Treasury, after delivery of shares for equity compensation and share cancellations, amounted to 31.6 million as of the 2024 Annual General Meeting. Thereof, 25.6 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 6.0 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
The Annual General Meeting on May 16 , 2024 granted the Management Board the approval to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to 199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2024 Annual General Meeting until December 31, 2024, 20.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. The number of shares held in Treasury from buybacks amounted to 49.6 million as of December 31, 2024. Thereof 46.4 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 3.1 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting, and as of December 31, 2024, authorized capital available to the Management Board is € 2,560 million (1,000 million shares).
Since the 2022 Annual General Meeting, the Management Board is authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9.0 billion on or before April 30, 2027. Deutsche Bank issued € 4.25 billion new AT1 notes under this authorization, thereof € 3.0 billion new AT1 notes were issued in 2024.
The current CRR as applicable since June 27, 2019, provides further grandfathering rules for AT1 and Tier 2 instruments issued prior to June 27, 2019. AT1 and Tier 2 instruments issued through special purpose entities were grandfathered until December 31, 2021. In 2024, transitional arrangements only exist for AT1 and Tier 2 instruments which continue to qualify until June 26, 2025, even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had an immaterial number of instruments that qualified during 2024.
Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.4 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.6 billion as of December 2024. In 2024, the bank issued new AT1 notes with a nominal amount of € 3.0 billion.
As of December 31, 2024, the amount recognized as regulatory Tier 2 amounted capital to € 7.7 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 11.8 billion as of December 2024. In 2024, Tier 2 instruments with a nominal value of € 104.4 million matured. There were no new issuances of Tier 2 instruments in 2024.
Minimum capital requirements and additional capital buffers
The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50% of RWA. The Pillar 1 total capital requirement of 8.00% demands further resources that may be met with up to 1.50% Additional Tier 1 capital and up to 2.00% Tier 2 capital.
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2024.
103
Deutsche Bank
Annual Report 2024

In addition to these minimum capital requirements, the following combined capital buffer requirements were fully effective beginning 2024 onwards. These buffer requirements must be met in addition to the Pillar 1 minimum capital requirements but can be drawn down in times of economic stress.
The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD and equals a requirement of 2.50% CET 1 capital of RWA.
The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system-wide risk. It may vary between 0% and 2.50% CET 1 capital of RWA. In exceptional cases, it could also be higher than 2.50%. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where relevant credit exposures are located. As per December 31, 2024, the institution-specific countercyclical capital buffer was at 0.49%.
In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5.00% CET 1 capital of RWA. As of the year end 2024, the systemic risk buffer applied to Deutsche Bank is 0.22%.
Deutsche Bank continues to be designated as a global systemically important institution (G-SII) by the BaFin in agreement with the Deutsche Bundesbank, resulting in a G-SII buffer requirement of 1.50% CET 1 capital of RWA in 2024 based on the indicators as published in 2020. This assessment has been confirmed by the FSB in 2024. Further, BaFin has announced that the G-SII buffer requirement for Deutsche Bank will remain unchanged for the years 2025 and 2026.
Additionally, Deutsche Bank has been classified by BaFin in agreement with the Deutsche Bundesbank as an “other systemically important institution” (O-SII) with an additional capital buffer requirement of 2.00% in 2023 that has to be met on a consolidated level and remained unchanged for 2024 and 2025. The higher of the buffers for systemically important institutions (G-SII buffer or O-SII buffer) must be applied.
Pursuant to the Pillar 2 SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements (so-called Pillar 2 requirement).
In December 2023, the ECB informed Deutsche Bank of its decision effective January 1, 2024, that the bank’s Pillar 2 requirement changed compared to 2023. This results in ECB’s Pillar 2 requirement to 2.65% of RWA. As of December 31, 2024, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 11.20%, a Tier 1 ratio of at least 13.20% and a Total Capital ratio of at least 15.86%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.49%, the capital conservation buffer of 2.50%, the countercyclical buffer of 0.49% and the systemic risk buffer of 0.22% (both subject to changes throughout the year) as well as the higher of our G-SII/O-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50% plus a Pillar 2 requirement of 0.50%, and the Total Capital requirement includes further a Tier 2 minimum capital requirement of 2.00% and a Pillar 2 requirement of 0.66%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 CET 1 capital add-on, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
On December 10, 2024, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2025 that applies from January 1, 2025, onwards, following the results of the 2024 SREP. The decision set ECB’s Pillar 2 requirement to 2.90% of RWA, effective as of January 1, 2025, of which at least 1.63% must be covered by CET 1 capital and 2.18% by Tier 1 capital.
The following table gives an overview of the different Pillar 1 and Pillar 2 minimum capital buffer requirements (but excluding the Pillar 2 guidance) as applicable to Deutsche Bank for the years 2024 and 2025.
104
Deutsche Bank
Annual Report 2024

Overview total capital requirements and capital buffers
	2024	2025
Pillar 1
Minimum CET 1 requirement	4.50%	4.50%
Combined buffer requirement	5.21%	5.23%
Capital Conservation Buffer	2.50%	2.50%
Countercyclical Buffer¹	0.49%	0.51%
Systemic Risk Buffer²	0.22%	0.22%
Maximum of:	2.00%	2.00%
G-SII Buffer	1.50%	1.50%
O-SII Buffer	2.00%	2.00%
Pillar 2
Pillar 2 SREP Add-on of Total capital (excluding the "Pillar 2" guidance)	2.65%	2.90%
of which covered by CET 1 capital	1.49%	1.63%
of which covered by Tier 1 capital	1.99%	2.18%
of which covered by Tier 2 capital	0.66%	0.72%
Total CET 1 requirement from Pillar 1 and 2³	11.20%	11.36%
Total Tier 1 requirement from Pillar 1 and 2	13.20%	13.41%
Total capital requirement from Pillar 1 and 2	15.86%	16.13%

1 Deutsche Bank’s countercyclical buffer requirement is subject to country-specific buffer rates decreed by EBA and the Basel Committee of Banking Supervision (BCBS) as well as Deutsche Bank’s relevant credit exposures as per respective reporting date; the countercyclical buffer rate for 2025 has been calculated to be 0.51% based on known countercyclical buffer changes in 2025. The countercyclical buffer is subject to Deutsche Bank portfolio changes and further changes of countercyclical buffer rates throughout the year
2 The Systemic risk buffer rate for 2025 has been calculated to be 0.22% based on known systemic risk buffer changes in 2025. The Systemic risk buffer is subject to Deutsche Bank portfolio changes and further changes in systemic risk buffer rates throughout the year
3 The total Pillar 1 and Pillar 2 CET 1 requirement (excluding the “Pillar 2” guidance) is calculated as the sum of the SREP requirement, the systemic risk buffer requirement, the capital conservation buffer requirement and countercyclical buffer requirement as well as the higher of the G-SII/O-SII requirement
Development of Own Funds
Deutsche Bank’s CET 1 capital as of December 31, 2024, amounted to € 49.5 billion, an increase of € 1.4 billion compared to € 48.1 billion at the end of 2023. AT1 capital was € 11.4 billion as of December 31, 2024, an increase of € 3.1 billion compared to € 8.3 billion at the end of 2023. Tier 1 capital was € 60.8 billion as of December 31, 2024, compared to € 56.4 billion at the end of 2023. Tier 2 capital amounted to € 7.7 billion as of December 31, 2024, a decrease of € 0.9 billion compared to € 8.6 billion at the end of 2023. Total capital amounted to € 68.5 billion December 31, 2024, an increase of € 3.5 billion compared to € 65.0 billion at the end of 2023.
CET 1 capital increased by € 1.4 billion during 2024. This development included a net profit of € 3.4 billion for the year 2024 reduced by regulatory deductions for future shareholder distribution and AT1 coupon payments of € 2.6 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). In addition, CET 1 capital increased due to adoption of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR by € 1.0 billion, lower deferred tax assets of € 0.7 billion and a reduction in prudential filters of € 0.3 billion which includes additional value adjustments as well as gains and losses arising due to changes in own credit risk on fair valued liabilities. The increase was partially offset by completed share buybacks of € 0.7 billion during the year and an increase in deduction for expected loss shortfall by € 0.7 billion which is mainly due to amended Internal Ratings-Based Approach models following model approval by ECB.
The AT1 capital increase of € 3.1 billion was mainly due to the issuance of two new AT1 capital instruments during the year amounting to € 1.5 billion each.
The Tier 2 capital decrease of € 0.9 billion was mainly due to amortization of € 1.0 billion and € 0.4 billion in carrying amount change arising from accrued interest and fair value hedge. This was partially offset by € 0.4 billion due to foreign exchange effects.
105
Deutsche Bank
Annual Report 2024

Own Funds Template (including RWA and capital ratios)
	Dec 31, 2024	Dec 31, 2023
in € m.	CRR/CRD	CRR/CRD
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	44,130	44,908
Retained earnings	19,978	16,509
Accumulated other comprehensive income (loss), net of tax	(1,229)	(1,760)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	801	3,493
Other	1,020	973
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,680)	(1,727)
Other prudential filters (other than additional value adjustments)	95	(126)
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	0	(0)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Other regulatory adjustments[2]	(1,721)	(1,679)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,244)	(16,058)
Common Equity Tier 1 (CET 1) capital	49,457	48,066

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,508	8,578
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	0	0
Additional Tier 1 (AT1) capital before regulatory adjustments	11,508	8,578

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(250)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(250)
Additional Tier 1 (AT1) capital	11,378	8,328
Tier 1 capital (T1 = CET 1 + AT1)	60,835	56,395

Tier 2 (T2) capital	7,676	8,610
Total capital (TC = T1 + T2)	68,511	65,005
Total risk-weighted assets	357,427	349,742
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.8	13.7
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.0	16.1
Total capital ratio (as a percentage of risk-weighted assets)	19.2	18.6

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 3.4 billion reduced by deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million
2 Includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures
106
Deutsche Bank
Annual Report 2024

Reconciliation of shareholders’ equity to Own Funds
	CRR/CRD
in € m.	Dec 31, 2024	Dec 31, 2023
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	68,709	65,999
Difference between equity per IASB IFRS / EU IFRS³	(2,433)	(1,513)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	66,276	64,486
Deconsolidation/Consolidation of entities	(24)	(35)
Of which:
Additional paid-in capital	0	0
Retained earnings	(24)	(35)
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders' equity per regulatory balance sheet	66,252	64,451
Minority Interests (amount allowed in consolidated CET 1)	1,020	973
AT1 coupon and shareholder distribution deduction[1]	(2,565)	(1,279)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(7)	(21)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124
Prudential filters	(1,585)	(1,853)
Of which:
Additional value adjustments	(1,680)	(1,727)
Any increase in equity that results from securitized assets	0	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	95	(126)
Regulatory adjustments	(13,659)	(14,205)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Others[2]	(1,721)	(1,679)
Common Equity Tier 1 capital	49,457	48,066

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million
2 Negative amounts from expected loss shortfall has been disclosed separately in the current year which was shown as part of 'Other Regulatory Adjustments' for the previous year and includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures
3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Material accounting policies and critical accounting estimates". These rules were initially applied in the first quarter 2020
107
Deutsche Bank
Annual Report 2024

Development of Own Funds
	CRR/CRD
in € m.	twelve months ended Dec 31, 2024	twelve months ended Dec 31, 2023
Common Equity Tier 1 (CET 1) capital - opening amount	48,066	48,097
Common shares, net effect	(115)	(69)
Additional paid-in capital	(430)	(332)
Retained earnings	3,341	4,794
Common shares in treasury, net effect/(+) sales (–) purchase	(232)	(150)
Movements in accumulated other comprehensive income	530	(445)
AT1 coupon and shareholder distribution deduction¹	(2,565)	(1,279)
Additional value adjustments	47	300
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(263)	11
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	744	(962)
Negative amounts resulting from the calculation of expected loss amounts	(651)	(1,920)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(253)	230
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Deferred tax assets arising from temporary differences (amount above 10 % and 15 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	0	0
Other, including regulatory adjustments	1,238	(208)
Common Equity Tier 1 (CET 1) capital - closing amount	49,457	48,066
Additional Tier 1 (AT1) Capital – opening amount	8,328	8,518
New Additional Tier 1 eligible capital issues	2,950	0
Matured and called instruments	0	0
Other, including regulatory adjustments	100	(190)
Additional Tier 1 (AT1) Capital – closing amount	11,378	8,328
Tier 1 capital	60,835	56,395
Tier 2 (T2) capital – closing amount	7,676	8,610
Total regulatory capital	68,511	65,005

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million
Minimum loss coverage for Non Performing Exposure (NPE)
In April 2019, the EU published requirements Regulation (EU) 2019/630 amending the CRR (Regulation (EU) No 575/2013) for a prudential backstop reserve for non-performing exposure (NPE). This regulation results in a Pillar 1 deduction from CET 1 capital when a minimum loss coverage requirement is not met. It is applied to exposures originated and defaulted after April 25, 2019.
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
The shortfall between the minimum loss coverage requirements for non-performing exposure and the risk reserves recorded in line with the IFRS 9 for defaulted (Stage 3) assets amounted to € 302 million as of December 31, 2024 and was deducted from CET 1. This additional CET 1 charge can be considered as additional regulatory loss reserve and leads to a € 2.7 billion RWA relief.
108
Deutsche Bank
Annual Report 2024

Non-performing exposure loss coverage
	Dec 31, 2024
in € m. (unless stated otherwise)	Exposure value¹	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	4,107	696	1,818	48
Investment Bank	9,602	3,355	4,986	171
Private Bank	8,139	1,224	3,674	53
Asset Management	0	0	0	0
Corporate & Other	969	58	177	29
Total	22,817	5,334	10,654	302

1 Exposure value in accordance with Article 47c CRR
	Dec 31, 2023
in € m. (unless stated otherwise)	Exposure value¹	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	3,745	650	1,299	51
Investment Bank	9,415	3,684	4,753	223
Private Bank	6,621	1,428	3,169	43
Asset Management	0	0	0	0
Corporate & Other	491	59	98	4
Total	20,271	5,820	9,319	322

1 Exposure value in accordance with Article 47c CRR
Development of risk-weighted assets
The table below provides an overview of RWA broken down by risk type and corporate division. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.
Risk-weighted assets by risk type and corporate division
	Dec 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	67,115	95,869	82,655	13,683	17,633	276,955
Settlement Risk	0	4	0	0	11	15
Credit Valuation Adjustment (CVA)	29	2,907	161	0	334	3,431
Market Risk	248	16,270	27	31	2,390	18,965
Operational Risk	10,784	14,775	14,438	4,700	13,363	58,061
Total	78,176	129,825	97,281	18,414	33,732	357,427

	Dec 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	63,156	94,246	78,422	11,652	18,314	265,789
Settlement Risk	0	1	13	0	0	14
Credit Valuation Adjustment (CVA)	82	4,654	110	0	429	5,276
Market Risk	181	19,019	22	28	2,260	21,510
Operational Risk	5,568	21,611	7,659	3,475	18,839	57,153
Total	68,987	139,532	86,226	15,155	39,842	349,742

RWA of Deutsche Bank were € 357.4 billion as of December 31, 2024, compared to € 349.7 billion at the end of 2023. The increase of € 7.7 billion was driven by credit risk RWA and operational risk RWA, partially offset by market risk RWA and credit valuation adjustment RWA. Credit risk RWA increased by € 11.2 billion, primarily driven by business growth, refinements of internal models, foreign exchange movements, increased equity positions in guaranteed funds and higher RWA for deferred tax assets. These increases were partially offset by credit risk RWA reductions from capital efficiency measures especially within the Corporate Bank and the Investment Bank. Deutsche Bank´s operational risk RWA increased by € 0.9 billion, mainly driven by increased internal losses as well as the adverse development of external losses feeding into the capital model. Market risk RWA decreased by € 2.5 billion, primarily driven by Value-at-Risk component due to overall lower market volatility and reduced risk levels, which also resulted in a reduction of the Stressed-Value-at-Risk (SVaR) and the incremental risk charge components. Credit valuation adjustment RWA decreased by € 1.8 billion, mainly driven by a movement in risk levels and a reduction from market data changes.
109
Deutsche Bank
Annual Report 2024

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit risk, credit valuation adjustments as well as market and operational risk in the reporting period. They also show the corresponding movements in minimum capital requirements, which are 8% of RWA.
Development of risk-weighted assets for Credit Risk including Counterparty Credit Risk
	Dec 31, 2024		Dec 31, 2023
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance, beginning of year	265,789	21,263	269,214	21,537
Book size	4,944	396	(3,694)	(296)
Book quality	(7,793)	(623)	(886)	(71)
Model updates	3,668	293	298	24
Methodology and policy	3,443	275	5,831	466
Acquisition and disposals	0	0	571	46
Foreign exchange movements	5,410	433	(4,174)	(334)
Other	1,494	119	(1,371)	(110)
Credit risk RWA balance, end of year	276,955	22,156	265,789	21,263

Of which: Development of risk-weighted assets for Counterparty Credit Risk
	Dec 31, 2024		Dec 31, 2023
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance, beginning of year	19,868	1,589	23,589	1,887
Book size	(1,194)	(96)	(4,664)	(373)
Book quality	(47)	(4)	1,278	102
Model updates	186	15	0	0
Methodology and policy	0	0	312	25
Acquisition and disposals	0	0	0	0
Foreign exchange movements	657	53	(646)	(52)
Other	0	0	0	0
Counterparty credit risk RWA balance, end of year	19,470	1,558	19,868	1,589

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
RWA for credit risk increased by € 11.2 billion, or 4.2%, since December 31, 2023, which is mainly driven by the categories “foreign exchange movements”, “book size”, “model updates”, “methodology and policy” as well as “other” and was partly offset by category “book quality”. The increase in category “book size” is reflecting Deutsche Bank´s business growth in 2024 and increased equity shares in guaranteed funds, partly offset by capital efficiency measures in the form of synthetic securitizations in the Corporate Bank, the Private Bank and the Investment Bank. Furthermore, credit risk RWA increased in the category “model updates” compared to 2023, mainly driven by a refinement of internal model for loss given default calculation and a margin of conservatism applied on a key model input. The category “methodology and policy” mainly reflects impacts from the introduction of new models due to regulatory changes, including impacts from an early adoption of rules as per CRR3, which was partly offset by impacts from the remediation of regulatory obligations. Additionally, the increase in category “other” reflects higher RWA for deferred tax assets and investments in financial sector entities. The aforementioned increases were partly offset by decreases in category “book quality” which is mainly driven by RWA reductions from capital efficiency measures, partly offset by counterparty rating deteriorations.
RWA for counterparty credit risk decreased by € 0.4 billion, or 2.0%, since December 31, 2023, mainly driven by the decrease in category “book size” reflecting a change in the derivative portfolio with reduced risk weights, which more than compensated the increase in exposures. Additionally, exposures for SFTs decreased. These decreases were partly offset by increases in categories “foreign exchange movements” and “model updates” reflecting an update to the determination of input parameters.
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
110
Deutsche Bank
Annual Report 2024

Development of risk-weighted assets for Credit Valuation Adjustment
	Dec 31, 2024		Dec 31, 2023
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance, beginning of year	5,276	422	6,184	495
Movement in risk levels	(1,205)	(96)	170	14
Market data changes and recalibrations	(640)	(51)	(656)	(52)
Model updates	0	0	(683)	(55)
Methodology and policy	0	0	261	21
Acquisitions and disposals	0	0	0	0
Foreign exchange movements	0	0	0	0
CVA RWA balance, end of year	3,431	274	5,276	422

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
As of December 31, 2024, the RWA for CVA amounted to € 3.4billion, representing a decrease of € 1.8billion (-35%) compared to December 31, 2023. This includes € 1.2billion decrease in movement in risk levels and € 0.6billion decrease in market data changes.
Development of risk-weighted assets for Market Risk
	Dec 31, 2024
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	3,750	7,090	7,129	3,542	21,510	1,721
Movement in risk levels	(307)	(513)	(860)	(194)	(1,874)	(150)
Market data changes and recalibrations	(767)	(336)	0	330	(773)	(62)
Model updates/changes	29	(37)	0	0	(8)	(1)
Methodology and policy	0	0	0	0	0	0
Acquisitions and disposals	0	0	0	0	0	0
Foreign exchange movements	0	0	0	109	109	9
Other	0	0	0	0	0	0
Market risk RWA balance, end of year	2,705	6,204	6,268	3,787	18,965	1,517

	Dec 31, 2023
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	7,413	12,221	3,639	2,857	26,131	2,091
Movement in risk levels	(1,901)	(1,724)	3,647	72	95	8
Market data changes and recalibrations	(393)	(10)	0	(53)	(456)	(36)
Model updates/changes	77	(663)	(158)	0	(745)	(60)
Methodology and policy	(1,446)	(2,735)	0	722	(3,459)	(277)
Acquisitions and disposals	0	0	0	0	0	0
Foreign exchange movements	0	0	0	(57)	(57)	(5)
Other	0	0	0	0	0	0
Market risk RWA balance, end of year	3,750	7,090	7,129	3,542	21,510	1,721

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
111
Deutsche Bank
Annual Report 2024

As of December 31, 2024 the RWA for market risk was € 19.0 billion, a decrease of € 2.5 billion, or -12% since December 31, 2023. The decrease was driven by lower value-at-risk RWA due to roll-off of high market volatility period of Q2 2023 from the historical VaR observation period and lower stressed value-at-risk RWA due to overall reduced risk levels in Q4 2024 under Fixed Income and Currencies Trading business. Similarly, reduction in incremental risk charge RWA is driven by reduced risk levels under Fixed Income and Currencies Trading business.
Development of risk-weighted assets for operational risk
	Dec 31, 2024		Dec 31, 2023
in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements
Operational risk RWA balance, beginning of year	57,153	4,572	58,349	4,668
Loss profile changes (internal and external)	1,352	108	(1,577)	(126)
Expected loss development	(211)	(17)	150	12
Forward looking risk component	(37)	(3)	130	10
Model updates	(174)	(14)	0	0
Methodology and policy	(23)	(2)	100	8
Acquisitions and disposals	0	0	0	0
Operational risk RWA balance, end of year	58,061	4,645	57,153	4,572

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
The overall increase of RWA for operational risk by € 0.9 billion during 2024 was mainly driven by increased internal losses as well as the adverse development of external losses feeding into our capital model.
Economic Capital
Economic capital adequacy
Deutsche Bank’s internal capital adequacy assessment process (ICAAP) aims at maintaining the continuity of the bank on an ongoing basis. Internal capital adequacy is assessed from an economic perspective as the ratio of economic capital supply divided by economic capital demand as shown in the table below.
Total economic capital supply and demand
in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023
Components of economic capital supply
Shareholders' equity	65,535	64,486
Noncontrolling interests¹	957	899
AT1 coupons deduction	(475)	(381)
Gain on sale of securitizations, cash flow hedges	(36)	(45)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	131	(82)
Additional valuation adjustments	(1,680)	(1,727)
Intangible assets	(3,847)	(3,692)
IFRS deferred tax assets excl. temporary differences	(4,073)	(4,737)
Expected loss shortfall	(3,037)	(2,386)
Defined benefit pension fund assets	(1,174)	(947)
Other adjustments	(4,182)	(3,782)
Economic capital supply	48,119	47,607

Components of economic capital demand
Credit risk	12,507	11,875
Market risk	8,667	8,328
Operational risk	4,645	4,572
Strategic risk	1,936	1,874
Diversification benefit	(3,530)	(3,385)
Total economic capital demand	24,225	23,265

Economic capital adequacy ratio	199%	205%

1 Includes noncontrolling interest up to the economic capital requirement for each subsidiary
112
Deutsche Bank
Annual Report 2024

The economic capital adequacy ratio was 199% as of December 31, 2024, compared with 205% as of December 31, 2023. The overall decline was due to an increase in economic capital demand for credit risk and market risk, which is explained in the section “Risk Profile”. This was partly offset by an increase in economic capital supply.
The increase in economic capital supply by € 0.5 billion compared to year-end 2023 was mainly driven by a positive net income of € 3.4 billion, currency translation adjustments of € 0.9 billion and lower capital deductions for IFRS deferred tax assets excluding temporary differences of € 0.7 billion. These increases were partly offset by deductions for future shareholder distribution and AT1 coupon payments of € 2.6 billion as well as higher capital deduction from expected loss shortfall of € 0.7 billion which is mainly due to amended Internal Ratings-Based Approach models following model approval by ECB. Additionally, economic capital supply decreased due to completed share buybacks of € 0.7 billion in 2024, increase in unrealized losses of € 0.4 billion and higher capital deduction from defined benefit pension fund assets of € 0.2 billion.
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
A minimum leverage ratio requirement of 3% was introduced effective June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank. Furthermore, the European Central Bank has set a Pillar 2 requirement for the leverage ratio for the first time; effective January 1, 2024, this requirement is 0.10%. This adds up to an overall leverage ratio requirement of 3.85%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 Tier 1 capital add-on in relation to the leverage ratio, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
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
113
Deutsche Bank
Annual Report 2024

The following tables show the leverage ratio exposure and the leverage ratio. For further details on Tier 1 capital please also refer to the section “Development of Own Funds”.
Summary reconciliation of accounting assets and leverage ratio exposures
in € bn.	Dec 31, 2024	Dec 31, 2023
Total assets as per published financial statements	1,387	1,312
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	2	2
Adjustments for derivative financial instruments	(156)	(122)
Adjustment for securities financing transactions (SFTs)	4	4
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	158	127
Other adjustments	(79)	(83)
Leverage ratio total exposure measure	1,316	1,240

Leverage ratio common disclosure
in € bn. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023
Total derivative exposures	137	131
Total securities financing transaction exposures	152	99
Total off-balance sheet exposures	158	127
Other Assets	883	897
Asset amounts deducted in determining Tier 1 capital	(13)	(14)

Tier 1 capital	60.8	56.4
Leverage ratio total exposure measure	1,316	1,240
Leverage ratio (in %)	4.6	4.5

Description of the factors that had an impact on the leverage ratio in 2024
As of December 31, 2024, the leverage ratio was 4.6% compared to 4.5% as of December 31, 2023. This takes into account a Tier 1 capital of € 60.8 billion over an applicable exposure measure of € 1,315.9 billion as of December 31, 2024 (€ 56.4 billion and € 1,240.3 billion as of December 31, 2023, respectively).
During the year 2024 the leverage exposure increased by € 75.6 billion to € 1,315.9 billion, largely driven by securities financing transactions (SFTs) which increased by € 52.7 billion, largely in line with the development on the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report). In addition, off-balance sheet leverage exposures increased by € 30.7 billion corresponding to higher notional amounts for irrevocable lending commitments and financial guarantees, including impacts from early adoption of rules for commitments as per Article 5 (10) CRR3. Furthermore, the leverage exposure related to derivatives increased by € 5.6 billion. Asset amounts deducted in determining Tier 1 capital increased by € 0.9 billion mainly driven by the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which applies until year-end 2025. These increases were partly offset by the leverage exposure for the asset items not related to derivatives and SFTs (other assets) which decreased by € 14.3 billion largely reflecting the development of the balance sheet: the decrease in cash and central bank/interbank balances of € 31.0 billion was partly offset by increases in non-derivative trading assets by € 5.9 billion, loans by € 4.1 billion and in receivables from unsettled regular way trades by € 4.1 billion on a net basis; remaining asset items not outlined separately increased by € 2.6 billion.
The development of the leverage exposure in 2024 includes a positive foreign exchange impact of € 32.4 billion mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
For main drivers of the Tier 1 capital development please refer to section “Development of Own Funds”.
114
Deutsche Bank
Annual Report 2024

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
As a result of its regular annual review the SRB has updated Deutsche Bank AG’s binding MREL ratio requirements in the second quarter of 2024 applicable immediately. The MREL ratio requirement on a consolidated basis is now 25.77% of RWA and 6.95% of LRE of which 19.39% of RWA and 6.95% of LRE must be met with own funds and subordinated instruments.
The combined buffer requirements of 5.21% as of December 31, 2024 must be met in addition to the RWA based MREL and subordinated MREL requirements.
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
MREL ratio development
As of December 31, 2024, available MREL were € 133.9 billion, corresponding to a ratio of 37.45% of RWA and 10.17% of LRE. This means that Deutsche Bank has a MREL surplus of € 23.1 billion above Deutsche Bank’s MREL requirement of € 110.7 billion (i.e. 30.98% of RWA including combined buffer requirement). Compared to December 31, 2023 the surplus has increased as a higher MREL requirement and higher RWA were more than offset by higher MREL capacity.
€ 118.5 billion of Deutsche Bank’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 33.15% of RWA and 9.0% of LRE, a buffer of € 27.0 billion over Deutsche Bank’s subordination requirement of € 91.5 billion (i.e. 6.95% of LRE). Compared to December 1, 2023 , the surplus has remained stable.
TLAC ratio development
As of December 31, 2024, TLAC was € 118.5 billion and the corresponding TLAC ratios were 33.15% of RWA and 9.0% of LRE. This means that Deutsche Bank has a TLAC surplus of € 29.7 billion over its TLAC requirement of € 88.8 billion (6.75% of LRE). Compared to December 31, 2023 the surplus has remained stable.
115
Deutsche Bank
Annual Report 2024

MREL and TLAC disclosure
in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	49,457	48,066
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	11,378	8,328
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,676	8,610
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	628	2,478
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,304	11,088
Total regulatory capital elements of TLAC/MREL	69,139	67,483

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	49,352	46,624
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Total Loss Absorbing Capacity (TLAC)	118,491	114,106
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	118,491	114,106
Senior preferred plain vanilla	8,939	5,538
Senior preferred structured	6,441	3,609
Available Minimum Own Funds and Eligible Liabilities (MREL)	133,871	123,253

Risk Weighted Assets (RWA)	357,427	349,742
Leverage Ratio Exposure (LRE)	1,315,906	1,240,318

TLAC ratio
TLAC ratio (as percentage of RWA)	33.15	32.63
TLAC requirement (as percentage of RWA)	23.21	23.14
TLAC ratio (as percentage of Leverage Exposure)	9.00	9.20
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	35,538	33,167
TLAC surplus over LRE requirement	29,667	30,385

MREL subordination
MREL subordination ratio (as percentage of RWA)	33.15	32.63
MREL subordination requirement (as percentage of RWA)	24.60	24.68
MREL subordination ratio (as percentage of LRE)	9.00	9.20
MREL subordination requirement (as percentage of LRE)	6.95	6.92
MREL subordination surplus over RWA requirement	30,570	27,781
MREL subordination surplus over LRE requirement	27,036	28,276

MREL ratio
MREL ratio (as percentage of RWA)	37.45	35.24
MREL requirement (as percentage of RWA)	30.98	30.35
MREL ratio (as percentage of LRE)	10.17	9.94
MREL requirement (as percentage of LRE)	6.95	6.92
MREL surplus over RWA requirement	23,146	17,098
MREL surplus over LRE requirement	42,415	37,424

116
Deutsche Bank
Annual Report 2024

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
Eligible liabilities are liabilities issued out of the resolution entity Deutsche Bank AG that meet eligibility criteria which are supposed to ensure that they are structurally suited as loss-absorbing capital. As a result, eligible liabilities exclude deposits which are covered by an insurance deposit protection scheme or which are preferred under German insolvency law (e.g., deposits from private individuals as well as small and medium-sized enterprises). Among other things, secured liabilities and derivatives liabilities are generally excluded as well. Debt instruments with embedded derivative features can be included under certain conditions (e.g., a known and fixed or increasing principal). In addition, eligible liabilities must have a remaining time to maturity of at least one year and must either be issued under the law of a Member State of the European Union or must include a bail-in clause in their contractual terms to make write-down or conversion effective. The SRB has granted a transitional period for liabilities issued under the UK law on or before November 15, 2018, which do not include an enforceable and effective bail-in clause but can still be included in eligible liabilities after Brexit until June 28, 2025.
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
117
Deutsche Bank
Annual Report 2024

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
Maximum Exposure to Credit Risk
	Dec 31, 2024
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost[3]
Cash and central bank balances	147,511	147,511	−	0	−	0
Interbank balances (w/o central banks)	6,169	6,169	−	0	0	0
Central bank funds sold and securities purchased under resale agreements	40,802	40,802	−	40,580	−	40,580
Securities borrowed	44	44	−	32	−	32
Loans	489,579	489,579	−	264,252	44,211	308,463
Other assets subject to credit risk[4,5]	81,985	76,702	24,750	1,668	270	26,687
Total financial assets at amortized cost[3]	766,091	760,807	24,750	306,532	44,481	375,763
Financial assets at fair value through profit or loss[6]
Trading assets	134,118	−	−	1,207	612	1,819
Positive market values from derivative financial instruments	291,800	−	229,605	45,613	115	275,333
Non-trading financial assets mandatory at fair value through profit or loss	113,433	−	1,638	103,339	292	105,269
Of which:
Securities purchased under resale agreement	88,736	−	1,638	87,091	0	88,729
Securities borrowed	15,913	−	−	15,671	0	15,671
Loans	1,954	−	−	485	272	757
Financial assets designated at fair value through profit or loss	0	−	−	0	0	0
Total financial assets at fair value through profit or loss	539,350	−	231,243	150,159	1,019	382,421
Financial assets at fair value through OCI	42,090	42,090	0	4,077	1,168	5,244
Of which:
Securities purchased under resale agreement	2,786	2,786	−	2,455	0	2,455
Securities borrowed	0	0	−	0	0	0
Loans	5,068	5,068	−	454	1,168	1,621
Total financial assets at fair value through OCI	42,090	42,090	−	4,077	1,168	5,244
Financial guarantees and other credit related contingent liabilities[7]	73,468	73,467	−	4,410	9,227	13,637
Revocable and irrevocable lending commitments and other credit related commitments[7]	269,699	268,373	−	21,737	8,227	29,964
Total off-balance sheet	343,167	341,840	−	26,147	17,455	43,602

Maximum exposure to credit risk	1,690,698	1,144,738	255,993	486,915	64,122	807,029

1 Does not include credit derivative notional sold € 597.9 billion and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts
118
Deutsche Bank
Annual Report 2024

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

1 Does not include credit derivative notional sold € 540.1 billion and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts
The overall increase in maximum exposure to credit risk for December 31, 2024 was € 106.0 billion, mainly driven by increases of € 39.9 billion in positive market values from derivatives financial instruments, € 26.1 billion in central bank funds sold and securities purchased, € 22.8 billion in securities purchased under resale agreement at fair value through profit or loss, € 22.6 billion in off-balance sheet exposure, € 11.3 billion in trading assets, € 6.5 billion in financial assets at fair value through OCI, and € 5.1 billion in loans at amortized cost. These increases were partly offset by a decrease in cash and central bank balances of € 30.9 billion.
Trading assets as of December 31, 2024, includes traded bonds of € 120.0 billion (€ 112.5 billion as of December 31, 2023) of which over 82 % were investment-grade (over 85 % as of December 31, 2023).
Credit Enhancements are split into three categories: netting, collateral and guarantees/credit derivatives. Haircuts, parameter setting for regular margin calls as well as expert judgments for collateral valuation are employed to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies. These financial institutions are domiciled mainly in European countries and the United States. Furthermore, the bank has collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.
119
Deutsche Bank
Annual Report 2024

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
Main Credit Exposure Categories by Business Divisions
	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	116,674	212	508	4,110	170,667	67,067	47
Investment Bank	110,077	11,068	1,443	958	61,692	3,268	24,031
Private Bank	257,476	6	0	0	37,110	2,815	391
Asset Management	1	0	0	0	130	9	0
Corporate & Other	5,352	93	3	0	100	309	2,431
Total	489,579	11,380	1,954	5,068	269,699	73,468	26,900

…
	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	266	14	0	9,033	0	0	368,598
Investment Bank	5,369	122,813	1,268	31,813	104,248	0	478,048
Private Bank	409	1	1	0	0	0	298,209
Asset Management	0	4,526	82	0	0	0	4,748
Corporate & Other	15,612	390	32,885	0	401	2,786	60,362
Total	21,655	127,744	34,236	40,846	104,649	2,786	1,209,964

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
120
Deutsche Bank
Annual Report 2024

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

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
Deutsche Bank’s total main credit exposure increased by € 101.5 billion year-on-year where € 80.7 billion of an increase in Investment Bank mainly driven by higher repo and repo style holding due to increased firm trading activities and client flows as well as growth in loans and € 27.5 billion of an increase in the Corporate Bank driven by growth in off balance sheet exposure due to new and refinanced deals which is partly offset by a decrease in the Private Bank by € 6.4 billion Exposure increases have been observed across all the products included in main credit exposures by business divisions.
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
121
Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Agriculture, forestry and fishing	336	0	0	0	239	24	1
Mining and quarrying	1,885	2,392	66	0	5,934	1,275	145
Manufacturing	26,634	525	5	1,195	56,933	14,331	1,205
Electricity, gas, steam and air conditioning supply	4,346	632	0	38	8,870	4,489	150
Water supply, sewerage, waste management and remediation activities	595	0	0	3	1,013	264	50
Construction	4,330	244	0	30	3,039	3,244	13
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,405	165	103	809	18,290	6,339	180
Transport and storage	4,766	416	63	103	5,373	1,201	164
Accommodation and food service activities	2,665	64	0	19	1,314	150	2
Information and communication	8,930	757	16	237	16,501	3,014	384
Financial and insurance activities⁸	126,640	3,944	1,177	1,589	95,492	34,889	22,093
Real estate activities⁹	49,859	1,005	136	535	7,868	399	326
Professional, scientific and technical activities	6,276	133	0	214	5,754	2,129	161
Administrative and support service activities	8,921	319	95	161	5,025	493	138
Public administration and defense, compulsory social security	5,740	458	14	24	7,438	120	286
Education	295	17	0	0	99	55	55
Human health services and social work activities	4,130	29	0	12	1,850	91	46
Arts, entertainment and recreation	820	4	0	15	1,166	83	17
Other service activities	6,719	260	280	81	7,013	628	1,305
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	204,282	0	0	0	20,488	246	174
Activities of extraterritorial organizations and bodies	5	17	0	0	1	3	4
Total	489,579	11,380	1,954	5,068	269,699	73,468	26,900

122
Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	0	2	0	0	0	0	602
Mining and quarrying	41	553	2	0	0	0	12,293
Manufacturing	23	1,389	50	43	42	0	102,375
Electricity, gas, steam and air conditioning supply	71	915	28	0	0	0	19,541
Water supply, sewerage, waste management and remediation activities	0	143	1	0	0	0	2,070
Construction	264	344	285	0	0	0	11,793
Wholesale and retail trade, repair of motor vehicles and motorcycles	0	612	3	0	0	0	47,904
Transport and storage	159	461	3	0	0	0	12,710
Accommodation and food service activities	5	90	1	0	0	0	4,311
Information and communication	31	1,048	0	0	0	0	30,918
Financial and insurance activities⁸	5,379	29,863	5,671	40,437	104,150	2,786	474,109
Real estate activities⁹	198	1,277	181	324	7	0	62,114
Professional, scientific and technical activities	48	256	105	0	0	0	15,075
Administrative and support service activities	19	471	4	0	16	0	15,661
Public administration and defense, compulsory social security	14,160	83,873	27,354	0	110	0	139,577
Education	0	262	14	0	0	0	797
Human health services and social work activities	103	289	0	0	1	0	6,550
Arts, entertainment and recreation	0	19	0	0	0	0	2,124
Other service activities	450	3,514	13	42	207	0	20,514
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	0	0	0	0	0	0	225,190
Activities of extraterritorial organizations and bodies	704	2,362	522	0	117	0	3,735
Total	21,655	127,744	34,236	40,846	104,649	2,786	1,209,964

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to  € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 108 billion , Asset-Backed Securities of € 49 billion , Banks of € 66 billion , Insurance of € 9 billion , Financial Intermediaries of € 15 billion and Public Sector of € 17 billion , all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 36 billion
123
Deutsche Bank
Annual Report 2024

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

124
Deutsche Bank
Annual Report 2024

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

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 96 billion , Asset-Backed Securities of € 44 billion , Banks of € 55 billion , Insurance of € 13 billion , Financial Intermediaries of € 10 billion and Public Sector of € 16 billion , all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 38 billion
125
Deutsche Bank
Annual Report 2024

All credit exposures are subject to the same credit underwriting requirements stipulated in the bank’s “Principles for Managing Credit Risk”, including various controls according to single name, country, industry and product/asset class-specific concentration.
Material transactions, such as loans underwritten with the intention to sell down or distribute part of the risk to third parties, are subject to review and approval by senior credit risk management professionals and (depending upon size) an underwriting committee and/or the Management Board. High emphasis is placed on structuring and pricing such transactions so that de-risking can be achieved in a timely manner and – where Deutsche Bank takes market price risk – to mitigate such market risk.
The Group’s credit exposure to the ten largest counterparties accounted for 11% of the bank’s aggregated total credit exposure in these categories as of December 31, 2024, compared with 12% as of December 31, 2023. The top ten counterparty exposures were well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.
The Group’s amortized cost loan exposure within above categories is mostly with borrowers of good credit quality. Moreover, with the focus on the Corporate Bank and Investment Bank, loan exposure is subject to further risk mitigation through the bank’s e.g. Strategic Corporate Lending unit.
Deutsche Bank’s household loan exposure is principally associated with Private Bank portfolios.
The bank’s amortized cost loan exposure of € 49.9 billion to Real Estate activities as reported above is based on NACE code classification and comprises of recourse and non-recourse financing, across various parts of the Group and client segments. This includes € 24.0 billion of loans which is based on Deutsche Bank’s definition of non-recourse CRE loans. For more information on non-recourse CRE loans, see section Focus areas in 2024.
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
Deutsche Bank’s exposure to Financial and Insurance Activities is € 474.1 billion as of December 31, 2024 which also includes exposures to Asset Backed Securities, Banks, Insurance, Financial intermediaries, Public Sector as well as to Corporates including Holding Companies. Exposures are managed using bespoke risk management frameworks, trade-by-trade approvals and relevant risk appetite metrics. Total loans across all applicable measurement categories amounted to € 133.4 billion, total repo and repo style transactions across all applicable measurement categories amounted to € 147.4 billion and off-balance sheet activities amounted to € 130.4 billion as of December 31, 2024 and were principally associated with Investment Bank and Corporate Bank portfolios, which were majorly held in North America and Europe.
126
Deutsche Bank
Annual Report 2024

Main credit exposure categories by geographical region
	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevo- cable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Europe	331,232	3,420	702	1,843	146,860	42,033	15,611
Of which:
Germany	220,959	304	353	512	72,341	15,761	4,393
United Kingdom	11,044	365	23	163	12,589	4,418	3,594
France	4,319	69	39	33	6,967	2,111	746
Luxembourg	17,119	944	14	131	8,737	546	1,780
Italy	23,190	229	24	69	4,424	5,302	266
Netherlands	9,593	265	4	332	9,452	2,964	1,460
Spain	15,580	109	40	123	3,833	4,633	169
Ireland	6,483	271	195	61	5,057	295	568
Switzerland	6,050	19	0	196	8,562	2,548	434
Poland	2,890	0	0	15	2,358	181	5
Belgium	1,991	33	0	80	1,685	1,582	181
Russian Federation⁸	102	0	0	12	1	21	0
Ukraine⁸	98	172[9]	0	0	0	5	0
Other Europe⁸	11,813	639	10	116	10,855	1,665	2,016
North America	108,465	3,262	931	2,324	110,332	14,856	5,890
Of which:
U.S.	95,186	2,986	507	2,095	102,989	13,462	4,923
Cayman Islands	5,969	151	319	87	2,770	660	515
Canada	1,491	121	33	118	2,584	223	202
Other North America	5,819	4	72	24	1,989	511	250
Asia/Pacific	40,066	1,433	309	611	9,941	15,232	5,156
Of which:
Japan	1,744	151	42	77	532	645	598
Australia	3,404	238	0	9	2,918	1,371	512
India	9,001	24	25	0	1,405	3,789	104
China	4,245	4	95	24	443	1,852	755
Singapore	5,146	95	17	129	1,136	2,128	291
Hong Kong	3,062	90	0	87	723	366	229
Other Asia/Pacific	13,466	831	130	285	2,783	5,082	2,666
Other geographical areas	9,816	3,265	11	289	2,567	1,348	244
Total	489,579	11,380	1,954	5,068	269,699	73,468	26,900

127
Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	10,425	57,024	15,388	27,957	34,516	283	687,293
Of which:
Germany	321	7,899	1,887	2,033	855	0	327,619
United Kingdom	503	12,141	1,983	12,407	14,163	0	73,393
France	1,511	7,855	3,888	4,077	8,058	0	39,672
Luxembourg	0	2,699	472	127	3,615	0	36,184
Italy	4,914	8,038	985	4,144	1,425	0	53,011
Netherlands	87	2,014	33	0	71	0	26,276
Spain	1,489	4,096	359	1,388	33	0	31,853
Ireland	1,326	1,695	8	29	1,065	0	17,053
Switzerland	0	1,657	1	2,658	280	0	22,404
Poland	0	262	3,554	0	84	0	9,349
Belgium	0	4,197	1,572	0	5	0	11,325
Russian Federation⁸	0	3	0	0	0	0	138
Ukraine⁸	0	165	13	0	0	0	454
Other Europe⁸	273	4,304	634	1,094	4,861	283	38,562
North America	7,227	34,972	12,695	8,205	52,388	0	361,546
Of which:
U.S.	6,854	33,637	12,499	4,991	39,389	0	319,517
Cayman Islands	373	370	0	3,032	9,388	0	23,634
Canada	0	872	195	0	3,575	0	9,415
Other North America	0	93	0	182	36	0	8,979
Asia/Pacific	3,844	28,246	5,995	3,839	17,524	1,006	133,202
Of which:
Japan	6	2,985	964	178	8,815	0	16,736
Australia	2,526	2,374	311	212	2,720	0	16,596
India	658	6,630	75	0	0	681	22,391
China	0	4,400	274	0	952	0	13,042
Singapore	61	946	738	0	711	0	11,397
Hong Kong	9	559	553	0	329	0	6,007
Other Asia/Pacific	584	10,353	3,081	3,449	3,997	326	47,032
Other geographical areas	160	7,501	158	845	222	1,497	27,923
Total	21,655	127,744	34,236	40,846	104,649	2,786	1,209,964

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is deminimis
128
Deutsche Bank
Annual Report 2024

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

129
Deutsche Bank
Annual Report 2024

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
130
Deutsche Bank
Annual Report 2024

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
		Dec 31, 2024
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	18,371	177	84	209	28,227	6,007	10,133
iA	> 0.04 ≤ 0.11	47,908	60	542	1,167	69,746	32,937	7,441
iBBB	> 0.11 ≤ 0.5	66,741	3,207	131	2,537	88,790	22,201	4,101
iBB	> 0.5 ≤ 2.27	64,486	4,983	561	1,080	34,521	6,015	2,202
iB	> 2.27 ≤ 10.22	21,094	713	399	10	8,865	2,244	104
iCCC and below	> 10.22 ≤ 100	8,153	2,141	235	65	2,210	931	97
Total		226,751	11,280	1,951	5,068	232,359	70,335	24,077

		Dec 31, 2024
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	694	64,329	192	17,775	39,458	−	185,657
iA	> 0.04 ≤ 0.11	2,469	14,985	46	7,374	8,817	−	193,491
iBBB	> 0.11 ≤ 0.5	1,021	19,851	149	7,506	13,055	−	229,290
iBB	> 0.5 ≤ 2.27	1,319	22,194	431	7,390	41,123	−	186,303
iB	> 2.27 ≤ 10.22	90	643	402	686	1,795	−	37,044
iCCC and below	> 10.22 ≤ 100	42	825	47	115	0	−	14,862
Total		5,635	122,827	1,268	40,846	104,248	−	846,646

1 Reflects the probability of default for a one year time horizon
2 Includes the effect of netting agreements and cash collateral received where applicable
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net
		Dec 31, 2024¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 ≤ 0.04	10,671	99	84	64	26,953	5,128	4,893
iA	> 0.04 ≤ 0.11	36,198	60	392	953	67,092	29,677	4,141
iBBB	> 0.11 ≤ 0.5	30,736	2,869	56	1,836	82,049	17,106	2,948
iBB	> 0.5 ≤ 2.27	27,152	4,122	480	520	30,381	4,366	1,889
iB	> 2.27 ≤ 10.22	6,049	503	189	10	8,258	1,290	103
iCCC and below	> 10.22 ≤ 100	4,285	1,570	57	55	2,127	348	96
Total		115,091	9,223	1,258	3,438	216,860	57,915	14,069

131
Deutsche Bank
Annual Report 2024

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	694	64,254	192	7	261	−	113,301
iA	> 0.04 ≤ 0.11	2,469	14,985	46	106	13	−	156,131
iBBB	> 0.11 ≤ 0.5	562	19,756	136	6	35	−	158,096
iBB	> 0.5 ≤ 2.27	860	21,684	334	0	1,087	−	92,874
iB	> 2.27 ≤ 10.22	20	537	362	0	0	−	17,321
iCCC and below	> 10.22 ≤ 100	42	711	47	0	0	−	9,338
Total		4,647	121,927	1,117	119	1,396	−	547,060

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements
2 Reflects the probability of default for a one year time horizon
The tables below show the main Corporate Bank and Investment Bank credit exposure for 2023 by product types and internal rating bands.
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

132
Deutsche Bank
Annual Report 2024

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

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements
2 Reflects the probability of default for a one year time horizon
The above tables show an overall increase in the Corporate Bank and Investment Bank gross exposure in 2024 of € 108.2 billion or 15%. Repo and repo-style transactions increased by € 55.5 billion, mainly driven by increased firm trading activities and client flows. From a regional perspective, the increase was primarily attributable to counterparties domiciled in the United Kingdom and United State of America. Off-balance sheet positions increased by € 25.3 billion, mainly driven by new commitments issued during the period. Loans increased by € 13.8 billion, primarily in the Investment Bank. Debt Securities at fair value through profit and loss increased by € 8.1 billion, mainly due to client flows and desk positioning and increase in OTC Derivatives of € 5.0 billion is primarily due to increase in foreign exchange derivatives product.
The Group uses risk mitigation techniques as described above to optimize Corporate Bank and Investment Bank credit exposures and reduce potential credit losses. The tables for “net” exposure disclose the development of the bank’s Corporate Bank and Investment Bank credit exposures net of collateral, guarantees and hedges.
Risk Mitigation for Credit Exposure
Strategic Corporate Lending (“SCL”) unit helps to mitigate the risk of the bank’s corporate credit exposures. The notional amount of SCL’s risk reduction activities increased from € 37.7 billion as of December 31, 2023, to € 43.2 billion as of December 31, 2024.
As of year-end 2024, SCL mitigated the credit risk of € 38.4 billion of loans and lending-related commitments, through synthetic collateralized loan obligations supported predominantly by financial guarantees. This position totaled € 32.0 billion as of December 31, 2023.
SCL also held credit derivatives with an underlying notional amount of € 4.7 billion as of December 31, 2024. The position totaled € 5.7 billion as of December 31, 2023. The credit derivatives used for the bank’s portfolio management activities are accounted for at fair value.
The bank executes additional hedges in other businesses and at a Group level to reduce single name concentration risks and manage its capital efficiently. These hedges are likely to increase in the medium-term as the bank drives the next stages of its strategic delivery. The Bank also uses private risk insurance and export credit agency cover to manage noncollateralized exposures.
Private Bank credit exposure
Private Bank credit exposure, credit exposure in stage 3 and net credit costs
	Total exposure in € m.		of which loan book in € m.		Credit exposure stage 3 in € m.		Net credit costs as a % of total exposure¹
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Consumer Finance	40,098	41,341	25,571	25,707	1,689	1,728	1.26%	0.97%
Mortgage	162,057	169,260	159,510	164,892	2,212	1,620	0.09%	0.08%
Business Finance	15,878	16,469	12,420	13,314	1,058	1,052	0.63%	0.55%
Wealth Management	79,592	76,179	59,894	56,581	3,134	2,155	0.13%	0.20%
Other	583	1,396	81	757	24	34	(0.01%)	0.26%
Total	298,209	304,644	257,476	261,250	8,118	6,589	0.29%	0.26%

1 Net credit costs for the twelve months period ended at the respective balance sheet date divided by the total exposure at that balance sheet date.
133
Deutsche Bank
Annual Report 2024

Consumer Finance is divided into personal instalment loans, credit lines and credit cards. Consumer Finance business is uncollateralized, loan risk depends on client quality. Various lending requirements are stipulated, including (but not limited to) client rating, maximum loan amounts and maximum tenors, and are adapted to individual circumstances of the borrower (i.e., for consumer loans maximum loan amount and maximum tenor taking into account amongst others customer net income). Given the largely homogeneous nature of this portfolio, counterparty credit-worthiness and ratings are derived by utilizing an automated decision engine.
Mortgage business is financing of real estates with focus on residential properties (primarily owner-occupied) sold by various business channels in Europe, primarily in Germany but also in Spain and Italy. The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than Consumer Finance loans and they are extended for longer time horizons. Based on the bank’s underwriting criteria and processes and the diversified portfolio (customers/properties) with respective collateralization, the mortgage portfolio is categorized as lower risk, while consumer finance is categorized as high risk.
Business Finance represents credit products for small businesses, SME up to large corporates. Products range from current accounts and credit lines to investment loans or revolving facilities, factoring, leasing and derivatives. Clients are located primarily in Italy and Spain, but credit can also be extended to subsidiaries abroad, mostly in Europe.
Wealth Management offers globally customized wealth management solutions and private banking services including discretionary portfolio management and traditional and alternative investment solutions, complemented by structured risk management, wealth planning, lending and family office services for wealth, high-net-worth (HNW) and ultra-high-net-worth (UHNW) individuals and family offices. Wealth Management’s total exposure is divided into Lombard Lending (against readily marketable liquid collateral / securities) and Structured Lending (against less liquid collateral). While the level of credit risk for the Lombard portfolio is determined by assessing the quality of the underlying collateral, the level of credit risk for the structured portfolio is determined by assessing both the quality of the client and the collateral. Products range from secured Lombard and mortgage loans to current accounts (Europe only), credit lines and other loans; to a lesser extent derivatives and contingencies.
Private Bank mortgage loan-to-value1
	Dec 31, 2024	Dec 31, 2023
≤ 50%	65%	65%
> 50 ≤ 70%	16%	16%
> 70 ≤ 90%	10%	11%
> 90 ≤ 100%	3%	3%
> 100 ≤ 110%	2%	2%
> 110 ≤ 130%	2%	2%
> 130%	1%	1%

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
As of December 31, 2024, 65% of the Group’s exposure related to the mortgage lending portfolio had an LTV ratio below or equal to 50% compared to 65% as of December 31, 2023.
134
Deutsche Bank
Annual Report 2024

Focus areas in 2024

As previously mentioned in the Key risk themes section, Deutsche Bank has identified commercial real estate, the automotive industry and climate risk as focus areas of the Group in 2024.
Commercial Real Estate
Commercial Real Estate (CRE) markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity combined with tightened lending conditions, and structural changes in the office sector. The market stress has been more pronounced in the U.S. where property price indices show a more substantial decline of CRE asset values from recent peaks compared to Europe and APAC. Especially, within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe. Recent market data indicate stabilization in some markets. For example, a key CRE price index curve in the U.S. has flattened over the past year, indicating property market values in the U.S. have bottomed out on a broad average while some value decline can still be observed in weak office submarkets. In Europe, signs of stabilization are emerging particularly in residential, logistics and hospitality property sectors.
In the current environment, the main risk for the portfolio is related to refinancing and extension of maturing loans which is negatively affected by the impact of higher interest rates on collateral values and debt service. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. This risk is further amplified for loans in the office segment due to increased uncertainty about letting prospects for office properties. Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.
The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9 but are not always deemed modifications under IFRS (please see modification of financial assets and financial liabilities section). However, in certain cases, no agreement can be reached on loan extensions or loan amendments and the borrower’s inability to restructure or refinance leads to a default. This has resulted in higher Stage 3 ECL’s in 2023 and 2024. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets.
The CRE portfolio consists of lending arrangements originated across various parts of the bank and client segments. The CRE portfolio under the Group’s CRE definition includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE and exposures reported under other NACE classifications including Financial and Insurance Activities.
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
The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the year ending December 31, 2024, the Group performed a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity.
As of December 31, 2024, the non-recourse portfolio subject to bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 29.3 billion of the € 36.5 billion non-recourse CRE portfolio, excluding only sub-portfolios with less impacted risk drivers such as data centers and municipal social housing, which benefit from strong underlying demand fundamentals. The reduction in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31, 2023 was € 1.7 billion and € 1.9 billion, respectively, mainly driven by loan repayments and loan sales partially offset by new loan originations.
135
Deutsche Bank
Annual Report 2024

The following table provides an overview of the Group’s Real Estate Activities and other industry sectors (NACE classification) contributing to Deutsche Bank’s non-recourse and stress-tested CRE portfolio as of December 31, 2024, and December 31, 2023, respectively.
Overview of CRE portfolio
	Dec 31, 2024		Dec 31, 2023
in € m.	Gross Carrying Amount¹	Allowance for Credit Losses²	Gross Carrying Amount¹	Allowance for Credit Losses²
Real Estate Activities³	49,859	664	49,267	460
thereof: non-recourse	23,979	547	25,073	382
thereof: stress-tested portfolio	20,361	527	21,331	364
Other industry sectors³ non-recourse	12,484	248	13,119	225
thereof: stress-tested portfolio	8,944	126	9,879	114
Total non-recourse CRE portfolio	36,463	795	38,192	606
thereof: stress-tested portfolio	29,305	653	31,210	478

1 Loans at amortized cost
2 Allowance for credit losses do not include allowance for country risk
3 Industry sector by NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code
The following table shows the non-recourse CRE portfolio by IFRS 9 stages as well as provision for credit losses recorded as of December 31, 2024 and December 31, 2023.
Non-recourse CRE portfolio
	Dec 31, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	24,095	27,325
Stage 2	9,132	7,661
Stage 3	3,236	3,206
Total	36,463	38,192

	2024	2023
Provision for Credit Losses²	500	445

1 Loans at amortized cost
2 Provision for Credit Losses do not include country risk provisions
The year on year increase in Stage 2 and Stage 3 exposures is reflective of the deterioration in CRE markets leading to higher number of loans added to the watchlist and forbearance measures as well as increasing defaults.
The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded for the year ended December 31, 2024, and December 31, 2023, respectively.
136
Deutsche Bank
Annual Report 2024

Stress-tested CRE portfolio
	Dec 31, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	18,756	21,568
Stage 2	7,713	6,889
Stage 3	2,836	2,753
Total	29,305	31,210

thereof:
North America	54%	56%
Western Europe (including Germany)	39%[2]	36%
Asia/Pacific	7%	7%
thereof: offices	42%	42%
North America	24%	23%
Western Europe (including Germany)	17%[3]	17%
Asia/Pacific	2%	2%
thereof: residential	12%	14%
thereof: hospitality	10%	10%
thereof: retail	10%	9%

Weighted average LTV, in %
Investment Bank	66%	66%
Corporate Bank	56%	53%
Other Business	71%	68%

	2024	2023
Provision for Credit Losses[4]	492	388
thereof: North America	400	298

1 Loans at amortized cost
2 Germany accounts for ca 8 % of the total stress-tested CRE portfolio
3 Office loans in Germany account for 10 % of total office loans in the stress-tested CRE portfolio
4 Provision for Credit Losses do not include country risk provisions
The average LTV in the U.S. office loan segment was 81 % as of December 31, 2024, unchanged versus December 31, 2023. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.
137
Deutsche Bank
Annual Report 2024

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
While central banks have started to cut short-term interest rates, the Group expects current CRE market conditions to continue, in the near-term particularly in the office sector which could result in further deterioration of asset quality and elevated credit loss provisions, which is reflected in the communicated guidance for credit loss provisions for 2025.
Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on examining property values movements as basis of to identify potential losses on a portfolio basis. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index) to the appraised values plus an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%.
Based on the stress test assumptions and utilizing the stress-tested CRE portfolio of € 29.3 billion as of December 31, 2024, as a starting point, stress could result, in a worst case scenario, in approximately € 1.2 billion of credit losses, over multiple years based on the respective maturity profile. The allowance recorded against the stress tested portfolio was € 0.7 billion as of December 31, 2024. In a normalized stress scenario, taking into account recently observed trends and information, including indications of stabilizing CRE markets, the bank would expect incremental provisions of € 0.5 billion over the aforementioned period.
The bespoke stress test has numerous limitations, including but not restricted to lack of differentiation based on individual asset performance, specific location or asset desirability, all of which could have a material impact on potential stress losses. Furthermore, calculated stress losses are sensitive to potential further deterioration of peak-to-trough index values and assumptions about incremental haircuts and incremental stress loss can therefore change in future. Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach should be viewed as one of multiple possible scenarios. While the stress test aims to assess potential losses in an adverse scenario, Deutsche Bank believes that based on currently available information, the ECL estimate related to the Group’s CRE portfolio is within a reasonable range and thus represents the bank’s best estimate, considering the advanced stage of the current down cycle which is pointing towards stabilization as real estate values have adjusted to the shocks from higher interest rates and remote working trends
138
Deutsche Bank
Annual Report 2024

Automotives

The automotive industry environment poses a growing risk to Deutsche Bank’s Automotive and Supplier portfolio which is monitored closely given the challenging economic environment in Europe, Electric Vehicle (EV) transition and competition from China.
The industry outlook from automotives remains subdued. Although car registrations have stabilized during 2024, the trend remains negative in key markets Germany, France, and Italy, while the U.S. and China have shown solid volume growth in 2024. The outlook however remains challenging especially for EU domiciled companies amid risks from Automotive Manufacturers facing potential EU fines as EV sales are well below mandated targets, potential U.S. import tariffs affecting sales in the key market U.S, competition from China and persistent excess capacities around the globe.
The difficult industry environment has had limited impact on Deutsche Bank’s automotive and supplier portfolio thus far with only moderate downward rating migrations observed across overall portfolio with 68 % of clients rated as investment grade, a 6 % point decrease year on year.
The Group feels comfortable with the portfolio size and composition, where the broader automotive sector represents 1.5 % of Deutsche Bank’s loans at amortized cost, with the core portfolio focused on strong quality Original Equipment Manufacturers (OEMs) and larger suppliers. Higher risk portfolios, including smaller suppliers, are closely tracked and tightly managed. Additionally, there have been limited loan loss allowance increases across counterparties domiciled in Germany where most of the allowance relates to historical stage 3 cases. Exposures in Automotives have been pro-actively screened over the past 18 months with higher risk clients added to watchlists. The bank believes the current macroeconomic and sector-specific challenges are thus adequately reflected in ratings, staging and credit loss allowances.
The information below is based on an internal industry risk classification, aligned to the industry of the counterparty which is not fully congruent with the NACE applied elsewhere in this report, e.g. in the Asset Quality section.
Group Automotive Loans Portfolio
	Dec 31, 2024		Dec 31, 2023
in €	Gross Carrying Amount	Allowance for Credit Losses	Gross Carrying Amount	Allowance for Credit Losses
Exposure / allowances by stages
Stage 1	5,402	5	5,768	4
Stage 2	1,374	9	984	10
Stage 3	291	173	439	124
Total	7,068	188	7,191	139
thereof: Germany[1]	2,421	133	2,774	119

1 Counterparty country of domicile
Climate Risk
Background and definitions
Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios.
Transition risks, defined as the risks arising from the policy, technology and behavioural changes needed to decarbonize the global economy, are expected to lead to a progressive shift away from fossil fuel-based technologies in favour of renewable energy sources. This will generate increased risks for companies with carbon intensive business models who are unable to execute on credible transition plans. Deutsche Bank is exposed to transition risks via its lending to, and other business activities with, carbon intensive clients and physical assets.
Physical risks, defined as the potential for physical damage and associated financial and non-financial losses due to rising temperatures, are increasing in frequency and intensity. Deutsche Bank is exposed to physical risks via its lending to, and other business activities with, clients and physical assets in regions which are vulnerable to acute events (e.g. wildfires, hurricanes) and chronic events (e.g. rising sea levels).
Risk identification, assessment and management
Managing climate transition and physical risks is a key component of the bank’s risk management and wider sustainability strategy. Climate risks are embedded into the bank’s risk frameworks and appetite, prioritizing clients and portfolios with the highest vulnerability based on a broad range of bespoke climate risk identification and classification approaches, including risk concentrations. All economic sectors are included in the analysis and the carbon-intensive sectors are subject to particular focus.
139
Deutsche Bank
Annual Report 2024

A comprehensive Climate materiality assessment is performed on an annual basis which assesses potential impacts across a range of scenarios and timeframes. The assessment utilizes a range of quantitative estimation approaches including emissions and emission intensity estimates, physical risk loss estimates across a range of different temperature scenarios and client transition and physical risk scorecards. The materiality assessment is based on internal ratings migration for corporate lending exposures and the impact on collateral value for real estate exposures The quantitative assessment is supplemented by qualitative views from internal subject matter experts. The bank also conducts annual stress testing of climate and physical risks across a range of scenarios and timeframes.
The results of these assessments are utilized to quantify potential downside risks and to identify clients in higher risk portfolios which are subject to enhanced due diligence as part of the bank’s credit approval process. Risk assessments are integrated into the internal credit rating process and are considered as potential triggers for inclusion in the Watchlist. Dedicated requirements for insurance arrangements are in place for real estate lending. To manage climate transition risks, net zero targets have been established for key carbon intensive sectors with dedicated governance in place to review transactions with a significant impact on target metrics. A detailed presentation and discussion of the bank’s net zero targets is provided in the Initial Transition Plan published in October 2023.
Forward-looking impact analysis
Based on the 2024 materiality assessment and climate stress test results the Group concludes that potential credit risk impacts are well-contained in both the short (1-2yr) and medium term (3-5yr) under current policy assumptions, and also in a scenario where all stated pledges by governments are enforced. The former scenario is considered most likely to occur in the short-to-medium term, that latter scenario is considered less likely to materialize in the current geopolitical environment.
The 2024 materiality assessment concludes that long-term risks are potentially material across all scenarios but with a high degree of uncertainty over the results reflecting the very long-time frame, up to 25 years, and based on several conservative assumptions including static balance sheet.
Risks to the portfolio would be significantly higher in a disorderly net zero scenario where following a prolonged period of inaction governments introduced punitive climate taxes and other policies with a very short implementation period. Deutsche Bank considers this scenario to be extremely unlikely to materialize in the short to medium term and thus the risk is reflected in our Economic Capital calculation rather than ECL.
Both the materiality assessment and bespoke climate stress test have several limitations including but not limited to high levels of uncertainty on policy developments over the medium-to-long term, difficulty with precisely forecasting the location and severity of physical risk events and assumptions around the adaptive capabilities of our clients. Utilization of multiple scenarios is designed to mitigate these uncertainties.
Based on these estimates Deutsche Bank believes that ECL estimates for higher transition and physical risk exposures are within reasonable ranges and require no additional corrective measure.
A sensitivity analysis has been undertaken as part of the climate stress test that is based on reasonable ranges of potential variation for carbon prices and energy prices. The stressed ECL impacts at a one-year horizon were found to be from a single digit number for a Current Policies scenario to a low 2-digit figure for a Delayed Transition scenario. These estimations are aligned with the outputs of the materiality assessment.
Conclusion
To ensure that Deutsche Bank’s expected credit losses (ECL) model was taking into account the uncertainties in the macroeconomic environment throughout 2024, the Group reviewed emerging risks to assess its potential downside and to manage the bank’s credit strategy and risk appetite on an ongoing basis. Overall, Deutsche Bank believes the actions taken as a result of these reviews were designated to ensure the bank was adequately provisioned for its expected credit losses as of December 31, 2024.
140
Deutsche Bank
Annual Report 2024

Asset Quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost, financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as “Financial Assets”).
Overview of financial assets subject to impairment
The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.
Overview of financial assets subject to impairment
	Dec 31, 2024					Dec 31, 2023
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	681,147	63,836	15,214	609	760,807	692,091	55,704	12,799	806	761,400
Allowance for credit losses²	438	736	4,412	213	5,799	447	680	3,960	198	5,285
of which Loans
Gross carrying amount	417,456	56,540	14,974	609	489,579	418,311	52,834	12,576	806	484,527
Allowance for credit losses²	411	718	4,326	213	5,668	424	673	3,874	198	5,170

Fair value through OCI
Fair value	36,828	5,176	86	0	42,090	34,424	1,076	46	0	35,546
Allowance for credit losses	12	16	10	0	38	13	13	22	0	48

Off-balance sheet
Notional amount	313,625	25,983	2,225	7	341,840	292,747	23,778	2,282	8	318,814
Allowance for credit losses³	106	82	173	0	361	117	88	187	0	393

1 Financial assets at amortized cost consist of: loans at amortized cost, cash and central bank balances, Interbank balances (w/o central banks), central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of other assets
2 Allowance for credit losses do not include allowance for country risk amounting to € 14 million as of December 31, 2024 and € 4 million as of December 31, 2023
3 Allowance for credit losses do not include allowance for country risk amounting to € 2 million as of December 31, 2024 and € 9 million as of December 31, 2023
Financial assets at amortized cost
The following tables provide an overview of development of financial assets at amortized cost and related allowance for credit losses in each of the relevant reporting periods broken down into stages as per IFRS 9 requirements.
Development of exposures in the current reporting period
	Dec 31, 2024
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	692,091	55,704	12,799	806	761,400
Movements in financial assets including new business and credit extensions	73,483	934	2,151	(33)	76,536
Transfers due to changes in creditworthiness	(11,473)	9,079	2,394	0	0
Changes due to modifications that did not result in derecognition	(0)	9	(55)	0	(46)
Changes in models	-	-	-	-	-
Financial assets that have been derecognized during the period	(86,710)	(2,906)	(2,598)	(180)	(92,394)
Recovery of written off amounts	0	0	157	0	157
Foreign exchange and other changes	13,756	1,016	367	16	15,154
Balance, end of reporting period	681,147	63,836	15,214	609	760,807

Financial assets at amortized cost subject to impairment slightly decreased by € 1 billion in 2024, driven by stage 1:
–
Stage 1 exposures decreased by € 11 billion or 2% , primarily due a reduction in cash and central bank balances, partly offset by the increase in securities purchased under resale agreements.
–
Stage 2 exposures went up by € 8 billion or 15 % mainly due to a large single client in Corporate & Other and an increase in Private Bank mainly driven by residual temporary impacts following the Postbank integration.
–
Stage 3 exposures increased by € 2 billion or 16 % in 2024, mainly driven by new defaults in Private Bank and Corporate & Other. The latter were related to the CRE portfolio.
141
Deutsche Bank
Annual Report 2024

Development of exposures in the previous reporting period
	Dec 31, 2023
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	729,021	45,335	11,379	1,041	786,776
Movements in financial assets including new business and credit extensions	15,413	10,074	2,498	99	28,084
Transfers due to changes in creditworthiness	(4,513)	3,111	1,402	0	0
Changes due to modifications that did not result in derecognition	0	8	(40)	0	(32)
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period	(41,331)	(2,182)	(2,397)	(315)	(46,226)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(6,499)	(641)	(136)	(18)	(7,295)
Balance, end of reporting period	692,091	55,704	12,799	806	761,400

Financial assets at amortized cost subject to impairment decreased by € 25 billion or 3 % in 2023, largely driven by Stage 1:
–
Stage 1 exposures declined by € 37 billion or 5% , primarily due to a reduction in cash and central bank balances and loans at amortized cost.
–
Stage 2 exposures increased by € 10 billion or 23 % largely driven by loans at amortized cost.
–
Stage 3 exposures went up by € 1 billion or 10 % in 2023, mainly driven by new defaults of single large clients in Private Bank as well as within the CRE portfolio in Investment Bank.
Development of allowance for credit losses in the current reporting period
	Dec 31, 2024
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	0	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)-	(7)	0	0	(9)
Financial assets that have been derecognized during the period³	0	0	(1,229)	0	(1,229)
Recovery of written off amounts	0	0	157	0	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk¹	(24)	59	1,814	3	1,852

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2024 and € 0 million in 2023
Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 513 million or 10 % in 2024, driven by stage 3:
–
Stage 1 allowances decreased by € 9 million or 2 % mainly driven by Private Bank due to the exposure reduction and almost offset by the increases in Corporate Bank and Investment Bank.
–
Stage 2 allowances increased by € 56 million or 8 % largely due to Private Bank and Corporate Bank.
–
Stage 3 allowances went up by € 466 million or 11% , driven by additional charges in the CRE portfolio and in Corporate Bank as well as new defaults in Private Bank. The latter were offset to a large extent by non-performing loans sales.
The Group’s Stage 3 coverage ratio (defined as allowance for credit losses in Stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in Stage 3 (excluding POCI)) amounted to 29 % in the current fiscal year, compared to 31 % in the prior year.
Due to model recalibrations as well as larger amounts of new defaults, net outflows from stage 1 due to changes in creditworthiness increased in 2024 on a year-over-year basis. Net inflows in stage 2 due to changes in creditworthiness increased in 2024, which was mainly due to model recalibrations and stage 2 reclassifications in the CRE portfolio. In 2024, net inflows in stage 3 (excluding POCI) increased compared to 2023. The increase in transfers to stage 3 due to creditworthiness in 2024 resulted from new defaults in Private Bank and Corporate & Other, as mentioned above.
142
Deutsche Bank
Annual Report 2024

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
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2023 and € 46 million in 2022
Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 291 million or 6 % in 2023, driven by stage 3:
–
Stage 1 allowances decreased by € 86 million or 16 % driven by non-recurring positive ECL model changes and an improved macroeconomic outlook.
–
Stage 2 allowances increased by € 54 million or 9 % due to the aforementioned overlays mainly related to envisaged ECL model changes (Forward Looking Information on LGDs), which led to an increase of Allowance for Credit Losses.
–
Stage 3 allowances decreased by € 323 million or 8% , mainly driven by new provisions and the release of the existing overlay related to parameter recalibrations required due to the new definition of default in Private Bank (which at first application led to a decrease of Allowance for Credit Losses), as mentioned in the Annual Report 2023.
The Group’s stage 3 coverage ratio (defined as allowance for credit losses in stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in stage 3 (excluding POCI)) amounted to 31 % in the previous fiscal year.
Due to non-recurring positive ECL model changes, net transfers into stage 1 resulting from changes in creditworthiness increased in 2023 on a year-over-year basis. Net outflows from stage 2 due to changes in creditworthiness increased in 2023, which was mainly as a result of the improved macroeconomic environment. In 2023, net outflows from stage 3 (excluding POCI) increased compared to 2022. The immaterial amount of net outflows from stage 3 due to creditworthiness in 2023 resulted from a release of an overlay, as mentioned in the Annual Report 2023.
Financial assets at amortized cost by business division
	Dec 31, 2024
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	115,541	12,770	3,015	0	131,326	86	121	1,006	0	1,212
Investment Bank	179,230	12,380	3,462	609	195,682	138	112	714	213	1,176
Private Bank	224,098	30,564	7,864	0	262,526	205	489	2,583	0	3,277
Asset Management	1,213	11	0	0	1,224	(0)	0	0	0	0
Corporate & Other	161,066	8,111	873	0	170,050	9	14	110	0	133
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799

1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other.
	Dec 31, 2023
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	105,812	13,706	2,812	0	122,329	67	110	876	0	1,053
Investment Bank	150,562	13,309	3,127	806	167,804	119	108	536	198	962
Private Bank	233,744	26,815	6,400	0	266,960	249	445	2,497	0	3,191
Asset Management	1,224	8	0	0	1,232	(0)	0	0	0	(0)
Corporate & Other	200,749	1,866	460	0	203,075	11	16	51	0	79
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other
143
Deutsche Bank
Annual Report 2024

Financial assets at amortized cost by industry sector
The below table provides an overview of the Group’s asset quality by industry and is based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard European industry classification system.
	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	360	55	12	0	427	0	1	5	0	6
Mining and quarrying	1,687	234	4	0	1,926	3	5	3	0	11
Manufacturing	21,327	4,382	1,303	32	27,044	23	39	534	2	597
Electricity, gas, steam and air conditioning supply	3,898	407	210	0	4,515	6	8	77	0	92
Water supply, sewerage, waste management and remediation activities	527	63	5	0	595	1	1	3	0	4
Construction	3,643	713	207	45	4,609	5	8	81	13	106
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,487	2,453	709	23	21,672	16	26	334	3	378
Transport and storage	4,145	829	259	24	5,257	4	4	45	(0)	53
Accommodation and food service activities	2,224	386	63	0	2,673	3	5	25	(0)	32
Information and communication	8,220	977	212	0	9,409	11	14	55	0	79
Financial and insurance activities	344,869	15,962	2,213	133	363,176	130	110	580	50	870
Real estate activities	35,812	10,860	3,604	173	50,448	18	48	512	88	666
Professional, scientific and technical activities	5,279	861	223	1	6,364	4	10	89	1	104
Administrative and support service activities	7,864	1,265	117	24	9,269	8	6	39	8	61
Public administration and defense, compulsory social security	23,217	1,018	641	0	24,876	10	3	31	0	44
Education	251	38	7	0	295	0	0	2	0	3
Human health services and social work activities	3,695	453	115	0	4,264	4	10	15	0	29
Arts, entertainment and recreation	716	95	11	0	822	0	1	4	0	6
Other service activities	16,190	810	419	113	17,532	13	6	144	30	193
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	178,025	21,971	4,879	42	204,917	180	431	1,835	18	2,464
Activities of extraterritorial organizations and bodies	711	5	0	0	716	0	0	0	0	0
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799

144
Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	288	77	20	0	384	0	1	4	(0)	6
Mining and quarrying	2,538	277	8	0	2,823	2	3	4	0	9
Manufacturing	23,474	4,061	1,445	44	29,024	27	48	456	2	533
Electricity, gas, steam and air conditioning supply	4,253	206	73	0	4,532	3	3	16	0	23
Water supply, sewerage, waste management and remediation activities	491	21	5	0	517	1	0	3	0	5
Construction	3,248	893	213	60	4,414	5	9	80	12	107
Wholesale and retail trade, repair of motor vehicles and motorcycles	17,237	3,407	698	25	21,366	16	31	351	3	402
Transport and storage	4,083	1,075	165	24	5,346	6	10	30	(0)	46
Accommodation and food service activities	1,471	320	76	3	1,869	2	3	26	(0)	31
Information and communication	7,398	814	89	0	8,302	10	11	28	0	49
Financial and insurance activities	342,352	12,189	1,691	351	356,583	96	90	491	92	769
Real estate activities	37,907	8,954	2,630	185	49,675	19	49	321	75	464
Professional, scientific and technical activities	5,887	918	179	1	6,985	6	12	75	1	94
Administrative and support service activities	7,980	1,107	351	24	9,463	7	11	114	9	141
Public administration and defense, compulsory social security	26,536	489	742	0	27,767	15	1	28	0	45
Education	226	46	11	0	283	0	1	2	0	3
Human health services and social work activities	3,986	482	34	0	4,503	5	7	14	0	25
Arts, entertainment and recreation	769	229	31	1	1,030	1	5	3	0	10
Other service activities	8,436	648	225	86	9,395	11	6	119	6	143
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	193,318	19,492	4,113	3	216,927	212	379	1,792	(2)	2,381
Activities of extraterritorial organizations and bodies	213	0	0	0	213	0	0	0	0	0
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

Financial assets at amortized cost by region
	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	256,977	24,236	4,579	0	285,792	205	447	2,181	(2)	2,831
Western Europe (excluding Germany)	158,729	13,601	3,525	321	176,177	117	186	1,114	154	1,572
Eastern Europe	8,996	804	205	0	10,004	4	12	38	0	54
North America	178,548	15,549	4,888	62	199,047	51	70	619	11	752
Central and South America	5,445	459	73	0	5,978	4	2	19	0	25
Asia/Pacific	61,195	8,423	979	114	70,711	41	15	281	(3)	333
Africa	4,159	530	604	0	5,293	10	3	33	0	46
Other	7,098	234	361	113	7,806	6	2	127	52	186
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799

145
Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	297,495	21,499	3,653	0	322,648	214	390	1,936	(4)	2,537
Western Europe (excluding Germany)	134,375	15,228	3,410	560	153,573	116	179	1,076	194	1,564
Eastern Europe	8,768	1,058	396	0	10,221	4	11	47	0	62
North America	175,011	12,133	3,442	89	190,674	51	74	445	12	582
Central and South America	3,936	261	80	5	4,282	2	1	16	0	19
Asia/Pacific	52,290	5,031	909	92	58,322	28	23	317	1	370
Africa	4,099	187	717	0	5,003	8	1	30	0	39
Other	16,116	307	192	62	16,677	23	0	94	(5)	113
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

Financial assets at amortized cost by rating class
	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	226,138	7,186	0	0	233,324	2	0	0	0	2
iA	110,279	2,061	0	10	112,351	10	1	0	0	11
iBBB	179,697	7,150	0	0	186,847	54	12	0	0	66
iBB	140,755	20,146	0	0	160,901	246	111	0	0	358
iB	23,090	21,692	0	0	44,782	115	351	0	0	466
iCCC and below	1,188	5,601	15,214	599	22,603	11	260	4,412	213	4,896
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799

	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	244,750	518	0	0	245,268	2	0	0	0	3
iA	101,538	2,359	0	9	103,907	8	1	0	0	9
iBBB	186,168	8,446	0	0	194,614	66	16	0	0	82
iBB	128,493	18,153	0	0	146,646	173	78	0	0	251
iB	28,531	20,040	0	0	48,571	165	294	0	0	459
iCCC and below	2,611	6,188	12,799	797	22,395	32	290	3,960	198	4,481
Total	692,091	55,704	12,799	806	761,400	447	680	3,960	198	5,285

The Group’s existing commitments to lend additional funds to debtors with Stage 3 financial assets at amortized cost amounted to € 710 million as of December 31, 2024, and € 816 million as of December 31, 2023.
Collateral held against financial assets at amortized cost in Stage 3
	Dec 31, 2024			Dec 31, 2023
in € m.	Gross Carrying Amount	Collateral	Guarantees	Gross Carrying Amount	Collateral	Guarantees
Financial Assets at Amortized Cost (Stage 3)¹	15,214	6,242	1,368	12,799	4,451	1,435

1 Stage 3 excluding POCI assets
In 2024, collateral and guarantees held against financial assets at amortized cost in Stage 3 increased by € 1.7 billion, or 29 % mainly driven by Private Bank.
Due to full collateralization the Group did not recognize an allowance for credit losses against financial assets at amortized cost in Stage 3 for € 1.6 billion in 2024 and € 408 million in 2023.
146
Deutsche Bank
Annual Report 2024

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
The following table provides the overview of modified financial assets at amortized cost broken down into IFRS 9 stages.
Modified Assets at Amortized Cost
	Dec 31, 2024					Dec 31, 2023
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost carrying amount prior to modification	0	726	132	0	858	0	1,072	220	0	1,292
Net modification gain/losses recognized	0	9	(55)	0	(46)	0	5	(40)	0	(35)

In 2024, the bank has observed the decrease of € 434 million in modified assets at amortized cost due to client related modifications, driven by Investment Bank and Private Bank.
In 2024, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
In 2023, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
Financial assets at fair value through other comprehensive income
The fair value of financial assets at fair value through other comprehensive income (FVOCI) subject to impairment under IFRS 9 was € 42 billion at December 31, 2024, compared to € 36 billion at December 31, 2023. Allowance for credit losses against these assets remained at very low levels (€ 38 million as of December 31, 2024 and € 48 million as of December 31, 2023). Due to immateriality no further breakdown is provided for financial assets at FVOCI.
Off-balance sheet lending commitments and guarantee business
The following tables provide an overview of the nominal amount and credit loss allowance for the Group’s off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.
Development of nominal amount in the current reporting period
	Dec 31, 2024
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	292,747	23,778	2,282	8	318,814
Movements including new business	14,542	(662)	(25)	(0)	13,855
Transfers due to changes in creditworthiness	(2,108)	2,215	(107)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	8,444	652	76	(0)	9,171
Balance, end of reporting period	313,625	25,983	2,225	7	341,840
of which: Financial guarantees	61,279	11,752	436	0	73,467

147
Deutsche Bank
Annual Report 2024

Development of nominal amount in the previous reporting period
	Dec 31, 2023
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	296,062	18,478	2,625	8	317,173
Movements including new business	4,062	2,510	(235)	0	6,337
Transfers due to changes in creditworthiness	(3,040)	3,094	(54)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	(4,337)	(304)	(54)	0	(4,696)
Balance, end of reporting period	292,747	23,778	2,282	8	318,814
of which: Financial guarantees	58,405	5,991	401	0	64,798

Development of allowance for credit losses in the current reporting period
	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	0	393
Movements including new business	(22)	3	(19)	0	(38)
Transfers due to changes in creditworthiness	10	(9)	(0)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(1)	5	0	6
Balance, end of reporting period	106	82	173	0	361
of which: Financial guarantees	67	49	99	0	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	0	(38)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024
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
Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 222 million and € 334 million in 2024 and 2023 respectively, mainly in Corporate Bank.
148
Deutsche Bank
Annual Report 2024

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
Forborne financial assets at amortized cost
	Dec 31, 2024							Dec 31, 2023
	Performing		Non-performing			Total forborne loans at amortized cost	Performing		Non-performing			Total forborne loans at amortized cost
in € m.	Stage 1	Stage 2	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 1	Stage 2	Stage 3
German	174	2,248	0	4	1,056	3,481	426	2,356	0	7	812	3,600
Non-German	93	7,049	0	16	4,687	11,845	639	4,399	0	194	3,632	8,864
Total	267	9,297	0	20	5,742	15,326	1,065	6,755	0	201	4,444	12,464

Development of forborne financial assets at amortized cost
in € m.	Dec 31, 2024	Dec 31, 2023
Balance beginning of period	12,464	11,143
Classified as forborne during the year	8,572	4,007
Transferred to non-forborne during the year (including repayments)	(6,020)	(2,500)
Charge-offs	(211)	(80)
Exchange rate and other movements	521	(106)
Balance end of period	15,326	12,464

Forborne assets at amortized cost increased by € 2.9 billion, or 23% in 2024, largely driven by real estate exposures across various divisions.
Forborne assets at amortized cost increased by € 1.3 billion, or 12% in 2023. This was driven by an increase in Investment Bank.
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
Collateral Obtained during the reporting period
in € m.	2024	2023
Commercial real estate	251	0
Residential real estate[1]	3	3
Other	0	11
Total collateral obtained during the reporting period	254	14

1 Carrying amount of foreclosed residential real estate properties amounted to € 17 million as of December 31, 2024 and € 30 million as of December 31, 2023
149
Deutsche Bank
Annual Report 2024

The increase of € 240 million in collateral obtained during 2024 relates to a small number of foreclosed commercial real estate properties in the US.
The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2024 and 2023, the Group obtained € 4 million of collateral related to these trusts.
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
150
Deutsche Bank
Annual Report 2024

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
151
Deutsche Bank
Annual Report 2024

Notional amounts of derivatives on basis of clearing channel and type of derivative
	Dec 31, 2024
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	15,951,107	14,364,208	9,997,538	40,312,853	122,114	111,053	11,061
Bilateral (Amt)	2,396,075	2,537,847	1,557,885	6,491,807	98,528	88,114	10,414
CCP (Amt)	13,555,032	11,826,361	8,439,653	33,821,046	23,586	22,939	647
Exchange-traded	3,292,886	498,496	590	3,791,972	239	268	(29)
Total Interest rate related	19,243,992	14,862,704	9,998,128	44,104,825	122,353	111,321	11,032
Currency related:
OTC	7,718,689	1,225,352	508,959	9,453,000	147,876	144,688	3,188
Bilateral (Amt)	7,496,403	1,209,689	508,809	9,214,900	144,648	141,847	2,800
CCP (Amt)	222,287	15,664	150	238,100	3,228	2,841	388
Exchange-traded	78,320	0	0	78,320	384	477	(93)
Total Currency related	7,797,010	1,225,352	508,959	9,531,321	148,260	145,165	3,095
Equity/index related:
OTC	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
Bilateral (Amt)	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	174,707	28,489	2,348	205,544	1,818	1,827	(9)
Total Equity/index related	197,382	37,537	17,892	252,812	3,150	4,568	(1,418)
Credit derivatives related
OTC	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Bilateral (Amt)	87,962	96,506	28,063	212,531	3,366	2,186	1,180
CCP (Amt)	191,012	800,206	45,605	1,036,823	12,243	12,136	107
Exchange-traded	0	0	0	0	0	0	0
Total Credit derivatives related	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Commodity related:
OTC	11,316	34,566	1,448	47,330	226	160	66
Bilateral (Amt)	11,316	34,566	1,448	47,330	226	160	66
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	34,816	2,645	0	37,461	168	169	(1)
Total Commodity related	46,132	37,211	1,448	84,791	394	329	65
Other:
OTC	155,359	7,012	151	162,521	2,339	2,355	(16)
Bilateral (Amt)	155,313	7,012	151	162,476	2,336	2,313	23
CCP (Amt)	45	0	0	45	3	42	(39)
Exchange-traded	18,687	0	0	18,687	31	24	7
Total Other	174,045	7,012	151	181,208	2,370	2,379	(9)
Total OTC business	24,138,119	16,536,899	10,597,308	51,272,326	289,497	275,319	14,177
Total bilateral business	10,169,744	3,894,668	2,111,900	16,176,312	250,436	237,362	13,075
Total CCP business	13,968,376	12,642,231	8,485,408	35,096,014	39,060	37,958	1,103
Total exchange-traded business	3,599,416	529,630	2,938	4,131,984	2,640	2,766	(126)
Total	27,737,535	17,066,528	10,600,247	55,404,310	292,137	278,085	14,052
Positive market values after netting and cash collateral received	−	−	−	−	27,392	−	−

152
Deutsche Bank
Annual Report 2024

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
Composition of Equity Exposure
in € m.	Dec 31, 2024	Dec 31, 2023
Trading Equities	2,753	1,984
Non-trading Equities¹	2,052	2,008
Total Equity Exposure	4,806	3,992

1 Includes equity investment funds amounting to € 70 million as of December 31, 2024 and € 113 million as of December 31, 2023
As of December 31, 2024, the group’s trading equities exposure in Investment Bank was € 2.4 billion compared to € 1.7 billion on December 31, 2023, The movement is mainly driven by new deals in FIC financing business.
153
Deutsche Bank
Annual Report 2024

Trading Market Risk Exposures
Value-at-Risk Metrics of Trading Units of Deutsche Bank Group
The tables and graph below present the Historic Simulation value-at-risk metrics calculated with a 99% confidence level and a one-day holding period for the Group’s trading units.
Value-at-Risk of Trading Units by Risk Type¹
	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk²		Commodity price risk
in € m.	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Average	31.4	40.7	(41.2)	(46.3)	26.9	27.5	22.9	38.6	10.2	7.8	11.6	12.1	1.0	0.9
Maximum	60.6	74.3	(27.2)	(21.2)	55.1	40.1	35.5	68.4	15.6	14.9	19.0	17.4	1.8	2.8
Minimum	19.0	23.2	(56.2)	(64.9)	13.4	15.7	17.6	21.9	6.2	4.5	6.3	8.2	0.3	0.2
Period-end	24.9	39.0	(48.3)	(31.9)	31.3	20.3	19.5	28.4	10.8	11.0	10.1	10.9	1.5	0.3

1 Figures for 2024 as of December 31, 2024. Figures for 2023 as of December 31, 2023
2 Includes value-at-risk from gold and other precious metal positions
Development of historic simulation value-at-risk by risk types in 2024

The average 1d trading value-at-risk over 2024 was € 31 million, which decreased by € 9.2 million (-23%) compared to the average for 2023; this was primarily driven by roll-off of high market volatility period of H1 2023 from the historical VaR observation period and reduction in risk levels under Fixed Income and Currencies Trading business.
For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation.
154
Deutsche Bank
Annual Report 2024

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9% confidence level and one-year capital horizon)1,2,3
	Total		Credit Trading		Global Rates		Emerging Markets		Other
in € m.	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Average	604.9	563.3	191.8	(15.0)	210.1	363.4	205.9	228.1	(2.9)	(13.2)
Maximum	755.5	904.6	247.3	121.4	375.7	892.5	350.1	349.9	49.5	32.0
Minimum	501.5	330.3	95.3	(130.9)	125.4	198.7	142.9	122.4	(54.2)	(80.6)
Period-end	501.5	570.3	176.5	90.8	125.4	198.7	229.5	284.5	(29.9)	(3.6)

1 Amounts show the bands within which the values fluctuated during the 12-weeks preceding December 31, 2024 and December 31, 2023, respectively
2 Business line breakdowns have been updated for 2024 reporting to better reflect the current business structure
3 All liquidity horizons are set to 12 months
The incremental risk charge as at the end of 2024 was € 501 million, which has reduced by € 69 million (-12%) compared to year-end 2023. The change was driven by risk reduction under Global Rates and Emerging Markets business.
Results of Regulatory Backtesting of Trading Market Risk
In 2024, the Group observed two outliers where the Group’s loss on a buy-and-hold basis exceeded the value-at-risk of the Trading books. The outliers in August 2024 and October 2024 were driven by increased market volatility stemming from macroeconomic data releases and central bank actions on interest rate policy.
The following graph shows the trading units daily buy-and-hold and Actual income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of the trading positions with the buy and hold income given buy-and-hold is the relevant portion of daily profit and loss for comparison against the previous day's value at risk which excludes new trades, reserves, and any carry profit and loss ordinarily part of actual income. Figures are shown in millions of euro. The chart shows that the trading units achieved a positive buy and hold income for 49 % of the trading days in 2024 as well as displays the group outliers experienced in 2024.
EU MR4 – Comparison of VAR estimates with gains/losses

155
Deutsche Bank
Annual Report 2024

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
Distribution of daily income of Group’s trading units in 2024

The trading units achieved a positive income for 95% of the trading days in 2024 compared with 93% in the full year 2023.
156
Deutsche Bank
Annual Report 2024

Non-trading Market Risk Exposures

Economic Capital Usage for Non-trading Market Risk
The following table shows the Non-trading Market Risk economic capital usage by risk type:
Economic Capital Usage by risk type.
	Economic capital usage
in € m.	Dec 31, 2024	Dec 31, 2023
Interest rate risk	2,770	2,980
Credit spread risk	184	60
Equity and Investment risk	1,172	1,044
Foreign exchange risk	1,665	1,273
Pension risk	944	1,106
Guaranteed funds risk	100	59
Total non-trading market risk portfolios	6,835	6,523

The economic capital figures do take into account diversification benefits between the different risk types.
Economic Capital Usage for Non-trading Market Risk totaled € 6.8 billion as of December 31, 2024, which is € 0.3 billion above the economic capital usage at year-end 2023. The increase in economic capital was predominantly driven by higher structural positions taken to protect the bank’s capital ratio against changes in exchange rates, partially offset by the reduction in exposures to interest rate risks.
–
Interest rate risk; economic capital charge for interest rate risk in the banking book, including gap risk, basis risk and option risk, such as the risk of a change in client behavior embedded in modelled non-maturity deposits or prepayment risk; in total the economic capital usage for December 31, 2024 was € 2.8 billion , compared to € 3.0 billion for December 31, 2023
–
Credit spread risk; economic capital charge for portfolios in the banking book subject to credit spread risk; economic capital usage was € 184 million as of December 31, 2024, versus € 60 million as of December 31, 2023
–
Equity and Investment risk; economic capital charge for equity risk from a structural short position in the bank’s own share price arising from the Group’s equity compensation plans, and from the non-consolidated investment holdings, such as strategic investments and alternative assets the economic capital usage was € 1.2 billion as of December 31, 2024, compared to € 1.0 billion as of December 31, 2023
–
Foreign exchange risk; foreign exchange risk predominantly arises from the Group’s structural position taken to protect the sensitivity of the bank’s capital ratio against changes in the exchange rates. The economic capital usage was € 1.7 billion as of December 31, 2024, versus € 1.3 billion as of December 31, 2023
–
Pension risk; this risk arises from the Group’s defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 0.9 billion as of December 31, 2024, compared to € 1.1 billion as of December 31, 2023
–
Guaranteed funds risk; risk arising from guaranteed fund products offered by our asset management division offering a partial or full guarantee on the clients’ investment. The risk materializes if the value of the underlying investment fund on guarantee date is lower than the guaranteed amount. The economic capital usage was € 100 million as of December 31, 2024, versus € 59 million as of December 31, 2023.
157
Deutsche Bank
Annual Report 2024

Interest Rate Risk in the Banking Book

The following table shows the impact on the Group’s net interest income in the banking book as well as the change of the economic value for the banking book positions from interest rate changes under the six standard scenarios defined by the EBA:
Economic value and net interest income interest rate risk in the banking book by EBA scenario
	Delta EVE		Delta NII¹
in € bn.	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Parallel up	(5.8)	(5.1)	0.2	0.3
Parallel down	1.3	1.8	(0.7)	(0.3)
Steepener	(0.8)	(0.8)	(0.1)	0.1
Flattener	(0.7)	(0.3)	(0.0)	(0.1)
Short rates up	(2.1)	(1.6)	0.0	(0.0)
Short rates down	0.6	0.8	(0.6)	(0.1)
Maximum	(5.8)	(5.1)	(0.7)	(0.3)

in € bn.	Dec 31, 2024	Dec 31, 2023
Tier 1 Capital	60.8	56.4

1 Delta Net Interest Income (NII) reflects the difference between projected NII in the respective scenario with shifted rates vs. market implied rates. Sensitivities are based on a static balance sheet at constant exchange rates, excluding trading positions and DWS. Figures do not include Mark-to-Market (MtM) / Other Comprehensive Income (OCI) effects on centrally managed positions not eligible for hedge accounting
The maximum economic value of equity loss was € (5.8) billion as of December 2024, compared to € (5.1) billion as of December 2023. As per December 2024 the maximum EVE loss represents 9.6 % of Tier 1 Capital.
The maximum economic value of equity (EVE) loss due to a +200 basis points parallel shift of the yield curve across all currencies as defined by the BaFin was € (5.8) billion as of December 2024, representing 8.4 % of Total Capital.
The change in economic value of equity loss for the “Parallel up” interest rate scenario was driven by model changes and by additional risk positions to stabilize and protect net interest income as well as rebalancing activities related to the interest rate risk positions within the Bank’s Treasury portfolio.
The maximum one-year loss in net interest income for the “Parallel down” interest rate scenario was € (0.7) billion as of December 2024, compared to € (0.3) billion as of December 2023.
The increase in the maximum net interest income loss in the “Parallel down” scenario was mainly driven by additional downside risk arising from the behavioral model assumptions applied to Deutsche Bank’s Private Bank and Corporate Bank deposits, changes in the interest rate environment as well as a result of Deutsche Bank’s net interest income risk hedge strategy.
The following table shows the variation of the economic value for Deutsche Bank’s banking book positions resulting from downward and upward interest rate shocks by currency:
Economic value interest rate risk in the banking book by currency
	Dec 31, 2024
in € bn.	Parallel up	Parallel down
EUR	(5.1)	1.2
USD	(0.7)	0.4
Other	(0.0)	(0.3)
Total	(5.8)	1.3

158
Deutsche Bank
Annual Report 2024

Operational risk exposure

Operational risk – risk profile
Operational risk losses by event type (profit and loss view)2
in € m.	2024	2023¹
Clients, Products and Business Practices	1,909	676
Execution, Delivery and Process Management	163	127
External Fraud	52	106
Others	22	55
Natural Disasters and Public Safety	18	11
Internal Fraud	18	(332)
Group	2,182	644

1 Prior year losses have been revised to account for subsequent capture of losses and reclassification
2 Losses are reported after offsetting insurance
As of December 31, 2024, operational risk losses increased year-on-year from € 644 million to € 2.2 billion. This was driven by an increase in litigation expenses of € 2.0 billion mainly due to provision for the Postbank takeover litigation matter, as well as the reversal of RusChemAlliance indemnification asset and the Polish FX mortgage provision, and is not deemed to be representative of a deterioration in the control environment. Non-legal losses decreased year-on-year from € 214 million in 2023 to € 175 million in 2024.
Operational risk losses by event type1
The diagram “Distribution of Operational Risk Losses” summarizes the value of net operational risk loss postings by event type in 2024, against the average for the comparative five-year period 2019-2023. The event type “Clients, Products and Business Practices” forms the most significant portion of operational losses with a share of 88% largely made up of provisions from legacy litigation cases due to settlements reached and increased litigation reserves for unsettled cases.
The diagram “Frequency of Operational Losses” summarizes the operational risk events by event type (based on a count of events where losses were first recognized in 2024), related to the average for the comparative five-year period 2019-2023. “External Fraud” remains the highest frequency event type at 66% with notable reduction versus the five-year average, leading to increase in share of events in other categories.

1 Prior year losses have been revised to account for subsequent capture of losses and reclassification
2 Distribution of operational risk losses is based on posting date
3 Frequency of operational risk losses is based on first posting date
4 The bank seeks to ensure the comprehensive capture of all operational risk loss events with a net operational risk loss impact of € 10,000 or greater, the totals shown in this section may be underestimated due to delayed detection and recording of loss events
159
Deutsche Bank
Annual Report 2024

Liquidity Risk Exposure
Funding Markets and Capital Markets Issuance
Multiple macro topics emerged during 2024 and weighed on markets, including CRE-related worries in February, political turmoil in France during June, an unexpected rate hike of the BOJ end of July as well as weak economic data out of the US in August put investors into a risk-off mood. Despite creating a dent, those events were not material enough to outweigh risk-on mood. Against this backdrop, the Bank navigated well through the markets and successfully concluded its issuance activity at € 18.0 billion, in line with our guidance of ending the year at the upper end of a 13 to 18 billion euro range.
In contrast to market fears, credit markets showed a constructive performance despite the multiple disruptions with broader indices trading tighter vs. year end 2023. Following rating upgrades in 2023, DB’s spreads rallied in the first half of 2024 while trading roughly flat in the second half. Otherwise, no idiosyncratic anomalies, which led to wider levels. DB’s CDS and EUR spreads performed well this year, DB’s USD spreads exhibited an even better performance.
The total issuance volume of € 18.0 billion is split as follows: € 3.0 billion in capital issuances, € 6.9 billion of senior non-preferred funding, € 8.1 billion in senior preferred. From a currency perspective, the total issuance volume is divided as follows: Euros(€ 9.6 billion), US dollars (€ 6.2 billion), Japanese Yen (€ 0.6 billion) and other currencies aggregated (€ 1.6 billion). The Group’s investor base for 2024 issuances was as follows: asset managers and pension funds (62%), banks (11%), retail customers (8%), insurance companies (7%), other institutional investors (7%), Governments and agencies (2%) and Other (3%). The geographical distribution was split between Germany (16%), rest of Europe (44%), U.S. (23%), Asia/Pacific (14%) and Other (3%). The average spread of issuance over 3-months-Euribor/RFR (Risk Free Rate) was 110 bps for the full year. The average tenor was 5.6 years. The Group issued the following volumes over each quarter: Q1: € 5.1 billion, Q2: € 5.6 billion, Q3: € 5.6 billion and Q4: € 1.7 billion.
Deutsche Bank’s issuance plan for 2025 is € 15-20 billion, broadly in line with last year’s plan. Focus will be on senior non-preferred bonds and capital instruments. Senior preferred issuances will be primarily in non-benchmark format. The Group also plans to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. The Bank has total capital markets maturities, excluding legally exercisable calls, of approximately € 12 billion. Furthermore, the Bank issued structured notes with a volume of around € 10 billion in 2024 and plans to issue ~ € 9 billion in 2025. This activity is conducted by the FIC division and not part of the Treasury issuance plan.
Funding Diversification
In 2024, total external funding increased by € 49.5 billion from € 975.3 billion at December 31, 2023, to € 1,024.8 billion at December 31, 2024. Funding from the Corporate Bank has increased by € 23.3 billion, most pronounced in sight deposits. In the Private Bank, growth of € 12.6 billion was primarily driven by term deposits. The unsecured Wholesale Funding portfolio increased by € 6.5 billion, thereof € 3.6 billion from Investment Bank deposits. In addition, Capital Markets and Equity increased by € 17.9 billion driven by an increase of € 2.6 billion in Equity and € 15.3 billion in long-term Debt Issuances. Secured funding and shorts have decreased by € 18.3 billion, driven by € 15.0 billion prepayments of TLTRO (Targeted Longer-Term Refinancing Operations) and € 3.3 billion reductions in repurchase operations. Additional growth of € 7.7 billion in the Other Customers bucket was mainly driven by increase in Long-Term Debt due to growth from the ETF structures.
160
Deutsche Bank
Annual Report 2024

Composition of External Funding Sources

1 Other Customers includes fiduciary deposits, X-markets notes and margin/Prime Brokerage cash balances (shown on a net basis)
Reference: Reconciliation to total balance sheet of € 1,391.0 billion (€ 1,317.3 billion): Derivatives & settlement balances € 288.8 billion (€ 266.5 billion), add-back for netting effect for margin/Prime Brokerage cash balances (shown on a net basis) € 42.2 billion (€ 40.2 billion), other non-funding liabilities € 35.3 billion (€ 35.4 billion) for December 31, 2024, and December 31, 2023, respectively
Maturity of unsecured wholesale funding, ABCP and capital markets issuance1
	Dec 31, 2024
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	829	697	1,294	1,277	4,098	56	0	4,153
Deposits from other wholesale customers	3,106	7,919	4,698	5,396	21,119	2,231	1,013	24,363
CDs and CP	1,107	3,623	2,647	3,688	11,064	10	117	11,190
ABCP	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	239	1,467	1,788	5,190	8,685	12,054	33,279	54,018
Senior preferred plain vanilla	171	360	1,681	1,712	3,923	4,442	7,930	16,294
Senior structured	239	793	1,029	1,381	3,442	2,187	20,094	25,723
Covered bonds/ABS	765	343	225	757	2,091	3,301	10,163	15,554
Subordinated liabilities	0	1,264	3,945	1,190	6,399	4,239	12,991	23,630
Other	49	0	0	0	49	0	7	57
Total	6,505	16,468	17,307	20,591	60,870	28,519	85,593	174,982
Of which:
Secured	765	343	225	757	2,091	3,301	10,163	15,554
Unsecured	5,740	16,124	17,081	19,834	58,779	25,218	75,430	159,428

1 Includes additional Tier 1 notes reported as additional equity components in the financial statements. Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised
Capital markets issuances volume reported post own debt elimination
The total volume of unsecured wholesale liabilities, ABCP and capital markets issuance maturing within one year amount to € 61 billion as of December 31, 2024, and should be viewed in the context of our total High Quality Liquid Assets of € 226 billion.
161
Deutsche Bank
Annual Report 2024

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
Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)
	Dec 31,2024					Dec 31,2023
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	629	2,583	40	902	4,153	666	2,409	108	1,934	5,117
Deposits from other whole- sale customers	7,722	13,836	264	2,542	24,363	8,857	9,128	248	2,860	21,093
CDs and CP	3,695	7,230	0	266	11,190	3,776	2,816	0	383	6,976
ABCP	0	0	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	23,485	24,503	2,167	3,862	54,018	22,309	23,199	3,611	3,171	52,289
Senior preferred plain vanilla	8,919	5,390	15	1,970	16,294	6,445	4,424	8	593	11,470
Senior structured	10,704	12,250	50	2,719	25,723	8,278	7,502	43	2,100	17,923
Covered bonds/ ABS	14,822	732	0	0	15,554	17,710	290	0	0	18,000
Subordinated liabilities	12,553	9,938	952	187	23,630	9,845	9,380	932	179	20,336
Other	8	0	0	49	57	0	0	0	0	0
Total	82,536	76,461	3,489	12,495	174,982	77,886	59,148	4,949	11,220	153,204
Of which:
Secured	14,822	732	0	0	15,554	17,710	290	0	0	18,000
Unsecured	67,714	75,729	3,489	12,495	159,428	60,176	58,858	4,949	11,220	135,203

162
Deutsche Bank
Annual Report 2024

High quality liquid assets

Composition of Group’s HQLA by parent company (including branches) and subsidiaries
	Dec 31, 2024		Dec 31, 2023
in € bn.	Market Value	Value according to Article 9 CRR	Market Value	Value according to Article 9 CRR
Available-Cash and Central Bank Reserves	124	124	156	156
Parent (incl. foreign branches)	97	97	133	133
Subsidiaries	26	26	23	23
High Quality liquid securities (includes government, government guaranteed and agency securities	106	102	66	63
Parent (incl. foreign branches)	98	94	54	51
Subsidiaries	8	8	12	12
Total HQLA	230	226	222	219
Parent (incl. foreign branches)	195	191	187	184
Subsidiaries	34	34	35	35

As of December 31, 2024, the Group’s HQLA increased to €226 billion compared to December 31, 2023, at € 219 billion. This is primarily due increased deposits and issuance of long-term debt largely offset by TLTRO repayment and increased business held assets.
Liquidity Coverage Ratio
The Liquidity Coverage Ratio was 131% at the end of 2024, a surplus to regulatory requirements of € 53 billion as compared to 140% as at the end of 2023, a surplus to regulatory requirements of € 62 billion. Significant deposit growth and new issuance activity were more than offset by increased business assets, TLTRO repayment and increased modelled outflows under commitments and guarantees.
The Group’s twelve month weighted average LCR was 134%. This has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.
LCR components
	Dec 31, 2024	Dec 31, 2023
in € bn. (unless stated otherwise)	Total adjusted weighted value (average)	Total adjusted weighted value (average)
Number of data points used in the calculation of averages	12	12
High Quality Liquid Assets	224	215
Total net cash outflows	167	157
Liquidity Coverage Ratio (LCR) in %	134%	137%

Funding Risk Management
Structural Funding
All funding matrices (the aggregate currency, the USD and the GBP funding matrix) were in line with the targets as at year ends 2024 and 2023.
163
Deutsche Bank
Annual Report 2024

Stress Testing and Scenario Analysis

At the end of 2024 the Group’s stressed Net Liquidity Position stood at €56 billion compared to € 58 billion as at the end of 2023.
Global All Currency Daily Stress Testing Results
	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap¹	Gap Closure²	Net Liquidity Position
Systemic market risk	208	265	56	123	242	119
1 notch downgrade (DB specific)	34	174	140	38	180	142
Severe downgrade (DB specific)	142	241	99	161	259	97
Combined³ ⁴	216	275	59	203	261	58

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
Global EUR Daily Stress Testing Results
	Dec 31, 2024			Dec 31, 2023
in € m.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap¹	Gap Closure²	Net Liquidity Position
Combined³	91	104	13	90	116	25

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
Global USD Daily Stress Testing Results
	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap¹	Gap Closure²	Net Liquidity Position
Combined³	80	102	22	91	102	11

1 Funding gap caused by impaired rollover of liabilities and other projected outflows
2 Based on liquidity generation through Liquidity Reserves and other business mitigants
3 Combined impact of systemic market risk and severe downgrade
Global GBP Daily Stress Testing Results
	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap	Gap Closure	Net Liquidity Position
Combined³	5	10	5	4	5	1

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
Contractual Obligations
	Dec 31, 2024		Dec 31, 2023
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	182	309	402	526
Other contractual funding or margin requirements	0	0	0	0

Net stable funding ratio
The Net Stable Funding Ratio was 121% at the end of 2024, a surplus to regulatory requirements of € 110 billion as compared to 121% as at the end of 2023, a surplus to regulatory requirements of € 107 billion. The increased surplus was primarily driven by deposit growth partially offset by ECB TLTRO repayments and increased business assets.
Net stable funding ratio
	Dec 31, 2024	Dec 31, 2023
in € bn. (unless stated otherwise)	Total adjusted weighted value	Total adjusted weighted value (average)
Available stable funding (ASF)	625	605
Required stable funding (RSF)	515	499
Net Stable Funding Ratio (NSFR) in %	121%	121%

164
Deutsche Bank
Annual Report 2024

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
Encumbered and unencumbered assets
	Dec 31, 2024
	Carrying value
			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	179	80	99	0
Equity instruments	4	0	4	0
Other assets:
Cash and due from banks & Interest earning deposits with Banks	154	14	139	0
Securities borrowed or purchased under resale agreements¹	41	0	0	41
Financial assets at fair value through profit and loss²
Trading assets	12	0	12	0
Positive market value from derivative financial instruments	292	0	0	292
Securities borrowed or purchased under resale agreements¹	105	0	0	105
Other financial assets at fair value through profit or loss	3	0	3	0
Financial assets at fair value through other comprehensive income²	8	0	5	3
Loans	517	48	41	427
Other assets	75	40	0	35
Total	1,389	183	303	903

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2 Excludes Debt securities and Equity instruments (separately disclosed above)
	Dec 31, 2024
	Fair value of collateral received
			Unencumbered assets
in € bn. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	479	366	110	3
Debt securities	473	363	110	0
Equity instruments	1	1	0	0
Other collateral received	6	2	0	3

165
Deutsche Bank
Annual Report 2024

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
The following tables present a maturity analysis of total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2024 and 2023, respectively.
166
Deutsche Bank
Annual Report 2024

Analysis of the earliest contractual maturity of assets
	Dec 31, 2024
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	133,755	10,423	3,118	131	20	46	0	0	0	147,494
Interbank balances (w/o central banks)¹	4,590	1,238	156	85	49	37	0	0	6	6,160
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	640	3,564	8,696	14,690	3,143	1,329	5,591	3,151	0	40,803
With banks	597	468	3,838	6,228	1,995	0	4,322	2,710	0	20,158
With customers	43	3,096	4,859	8,462	1,147	1,329	1,269	440	0	20,645
Securities borrowed	0	32	0	0	0	0	11	0	0	44
With banks	0	0	0	0	0	0	0	0	0	0
With customers	0	32	0	0	0	0	11	0	0	44
Financial assets at fair value through profit or loss	448,881	71,938	9,475	3,531	1,783	3,041	2,123	1,622	3,501	545,895
Trading assets	137,706	0	0	0	0	2,026	0	0	40	139,772
Fixed-income securities and loans	131,418	0	0	0	0	0	0	0	0	131,418
Equities and other variable- income securities	2,753	0	0	0	0	2,026	0	0	40	4,819
Other trading assets	3,535	0	0	0	0	0	0	0	0	3,535
Positive market values from derivative financial instruments	291,753	0	0	0	0	0	2	19	25	291,800
Non-trading financial assets mandatory at fair value through profit or loss	19,422	71,938	9,475	3,531	1,783	1,015	2,121	1,603	3,436	114,324
Securities purchased under resale agreements	8,109	68,159	6,241	3,022	1,564	248	995	398	0	88,736
Securities borrowed	11,200	2,070	2,620	0	0	0	22	0	0	15,913
Fixed-income securities and loans	30	445	601	480	214	107	999	1,003	2,549	6,429
Other non-trading financial assets mandatory at fair value through profit or loss	82	1,264	12	29	5	660	104	202	887	3,246
Financial assets designated at fair value through profit or loss	0	0	0	0	0	0	0	0	0	0
Positive market values from derivative financial instruments qualifying for hedge accounting	0	27	83	29	22	12	89	45	30	337
Financial assets at fair value through other comprehensive income	0	3,735	2,896	1,703	1,601	605	4,266	7,189	20,096	42,090
Securities purchased under resale agreements	0	1,355	1,275	0	0	0	153	0	3	2,786
Securities borrowed	0	0	0	0	0	0	0	0	0	0
Debt securities	0	2,004	1,039	1,345	904	541	3,440	5,098	19,865	34,236
Loans	0	376	582	358	696	65	673	2,091	227	5,068
Other	0	0	0	0	0	0	0	0	0	0
Loans	14,095	39,776	23,242	23,857	16,390	13,804	41,424	109,587	201,722	483,897
To banks	226	2,085	1,135	987	346	725	126	840	1,907	8,376
To customers	13,869	37,691	22,107	22,870	16,045	13,079	41,297	108,748	199,815	475,521
Retail	2,381	8,813	2,317	1,965	1,185	1,159	5,716	23,646	154,729	201,912
Corporates and other customers	11,488	28,878	19,791	20,905	14,859	11,920	35,582	85,101	45,086	273,610
Other financial assets	59,518	8,436	1,191	1,508	512	1,701	1,928	4,848	13,121	92,762
Total financial assets	661,478	139,169	48,857	45,534	23,519	20,576	55,432	126,442	238,476	1,359,482
Other assets	7,946	247	5	4,574	13	4,923	267	1,248	12,328	31,552
Total assets	669,424	139,416	48,862	50,107	23,532	25,499	55,699	127,690	250,804	1,391,033

1 The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 379 million cash held with Russian Banks, predominantly with the Central Bank of Russia.
167
Deutsche Bank
Annual Report 2024

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
168
Deutsche Bank
Annual Report 2024

The following tables present a maturity analysis of total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2024 and 2023, respectively.
Analysis of the earliest contractual maturity of liabilities
	Dec 31, 2024
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	375,255	64,076	93,692	69,346	21,845	18,207	9,612	5,538	10,130	667,701
Due to banks	53,385	1,721	10,520	11,102	6,515	1,033	1,927	2,984	8,731	97,920
Due to customers	321,870	62,355	83,171	58,244	15,330	17,174	7,685	2,553	1,399	569,781
Retail	135,531	16,455	44,218	34,930	8,890	6,577	1,389	491	22	248,504
Corporates and other customers	186,339	45,899	38,953	23,314	6,440	10,596	6,296	2,062	1,377	321,277
Trading liabilities	319,908	0	0	0	0	0	0	0	0	319,908
Trading securities	41,864	0	0	0	0	0	0	0	0	41,864
Other trading liabilities	1,635	0	0	0	0	0	0	0	0	1,635
Negative market values from derivative financial instruments	276,410	0	0	0	0	0	0	0	0	276,410
Financial liabilities designed at fair value through profit or loss	32,343	24,338	11,059	4,417	539	304	3,310	10,009	5,713	92,032
Securities sold under repurchase agreements	30,294	23,772	10,739	3,254	302	0	760	0	0	69,121
Long-term debt	2,023	335	228	1,043	136	235	2,543	9,947	5,713	22,203
Other financial liabilities designated at fair value through profit or loss	26	232	91	120	101	69	6	62	0	708
Investment contract liabilities	0	0	0	0	0	454	0	0	0	454
Negative market values from derivative financial instruments qualifying for hedge accounting	0	357	621	342	197	75	14	14	57	1,676
Central bank funds purchased	1,227	0	0	0	0	0	0	0	0	1,227
Securities sold under repurchase agreements	268	23	1,017	175	0	0	715	289	25	2,513
Due to banks	88	2	917	152	0	0	605	158	9	1,929
Due to customers	180	21	101	23	0	0	111	131	16	583
Securities loaned	2	0	0	0	0	0	0	0	0	2
Due to banks	0	0	0	0	0	0	0	0	0	0
Due to customers	2	0	0	0	0	0	0	0	0	2
Other short term borrowings	1,345	3,380	2,372	1,845	227	726	0	0	0	9,895
Long-term debt	0	1,474	4,280	5,971	5,079	3,825	18,543	42,140	33,587	114,899
Debt securities - senior	0	1,315	2,873	4,081	4,764	3,158	14,957	36,395	15,067	82,611
Debt securities - subordi- nated	0	0	1,248	1,635	0	0	2,000	2,436	4,307	11,626
Other long-term debt - senior	0	159	158	254	315	667	1,545	3,289	14,190	20,578
Other long-term debt - subordinated	0	0	0	0	0	0	42	20	22	85
Trust Preferred Securities	0	0	0	287	0	0	0	0	0	287
Other financial liabilities	72,776	526	665	881	137	256	1,988	1,360	2,508	81,098
Total financial liabilities	803,124	94,174	113,705	83,264	28,024	23,847	34,182	59,350	52,020	1,291,691
Other liabilities	17,477	0	0	0	0	0	0	0	0	17,477
Total equity	0	0	0	0	0	0	0	0	81,865	81,865
Total liabilities and equity	820,601	94,174	113,705	83,264	28,024	23,847	34,182	59,350	133,885	1,391,033
Off-balance sheet commitments given	42,360	11,136	16,635	22,017	18,465	29,279	45,442	122,123	35,709	343,167
Banks	1,038	1,584	2,164	2,827	2,766	2,080	3,213	4,697	6,169	26,540
Retail	13,776	455	642	134	79	1,502	279	891	2,977	20,734
Corporates and other customers	27,546	9,097	13,829	19,057	15,620	25,697	41,950	116,535	26,563	295,893

169
Deutsche Bank
Annual Report 2024

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

170
Deutsche Bank
Annual Report 2024

Sustainability Statement

[Page intentionally left blank for SEC filing purposes]
171
Deutsche Bank
Annual Report 2024

Employees

Group Headcount
As of December 31, 2024, the bank employed a total of 89,753 employees compared to 90,130 as of December 31, 2023. The bank calculates its employee figures on a full-time equivalent basis, meaning it includes proportionate numbers of part-time employees.
The following table shows the bank’s numbers of full-time equivalent employees as of December 31, 2024, 2023 and 2022.
Employees[1]	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Germany	35,160	36,195	35,594
Europe (outside Germany)	17,672	18,103	17,875
Asia/Pacific, Middle East and Africa	28,930	27,601	23,740
North America[2]	7,744	8,033	7,534
Latin America	247	199	187
Total employees	89,753	90,130	84,930

1 Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
2 Primarily the United States
In 2024, the number of the bank’s employees decreased by 377 or 0.4% mainly due to reductions in Germany, partly offset by increases in Asia/Pacific, Middle East and Africa.
– Germany (-1,035; -2.9%) mainly driven by restructuring measures primarily in the Private Bank
– North America (-289; -3.6%) mainly driven by decreases across all operating businesses and infrastructure functions
– Europe ex Germany (-431; -2,4%) mainly driven by decreases in the UK, Italy and Spain, partly offset by increases in Romania and its Operations Center
– Asia/Pacific, Middle East and Africa (+1.329; +4.8%) primarily driven by increases in India and its Operations Center
The following table shows the distribution of full-time equivalent employees by division as of December 31, 2024, 2023 and 2022.
Employees[1]	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Corporate Bank (CB)	17.9%	17.4%	17.0%
Investment Bank (IB)	8.9%	8.8%	8.4%
Private Bank (PB)	27.7%	29.1%	31.6%
Asset Management (AM)	5.1%	4.9%	5.0%
Infrastructure	40.4%	39.9%	37.9%

1 Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
– Corporate Bank (+374; +2.4%) driven by increases in all segments of the Corporate Bank
– Investment Bank (+36; +0.5%) mainly driven by increases in Fixed Income & Currencies
– Private Bank (-1,327; -5.1%) mainly driven by reductions in Germany
– Asset Management (+188; +4.3%) primarily driven by strengthening Technology and Operations
– Infrastructure functions (+352; +1.0%) primarily driven by increases in Technology, Data & Innovation due to the bank’s internalization strategy and in Compliance and Anti-Financial Crime, partly offset by reductions in all other infrastructure functions
172
Deutsche Bank
Annual Report 2024

Post-Employment Benefit Plans

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
173
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
174
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
175
Deutsche Bank
Annual Report 2024

Internal control over financial reporting

[Page intentionally left blank for SEC filing purposes]
176
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
177
Deutsche Bank
Annual Report 2024

Information pursuant to Section 315a (1) of the German Commercial Code

[Page intentionally left blank for SEC filing purposes]
178
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
179
Deutsche Bank
Annual Report 2024

Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code

[Page intentionally left blank for SEC filing purposes]
180
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
181
Deutsche Bank
Annual Report 2024

Standalone parent company information (HGB)

[Page intentionally left blank for SEC filing purposes]
182
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
183
Deutsche Bank
Annual Report 2024

2- Consolidated Financial Statements

185		Consolidated Statement of Income		23–	Goodwill and Other Intangible Assets – 270
186		Consolidated Statement of Comprehensive Income		24–	Non-Current Assets and Disposal Groups Held for Sale – 275
187		Consolidated Balance Sheet		25–	Other Assets and Other Liabilities
188		Consolidated Statement of Changes in Equity		26–	Deposits – 276
189		Consolidated Statement of Cash Flows		27–	Provisions – 277
191		Notes to the consolidated financial statements		28–	Credit related commitments and contingent liabilities – 287
	1 –	Material accounting policies and critical accounting estimates – 191		29–	Other Short-Term Borrowing – 288
	2 –	Recently adopted and new accounting pronouncements – 215		30–	Long-Term Debt and Trust Preferred Securities – 288
	3 –	Acquisitions and dispositions – 217		31–	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities – 289
	4 –	Business segments and related information – 218	290		Additional Notes
230		Notes to the consolidated income statement		32 –	Common Shares – 290
	5 –	Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss – 230		33 –	Employee Benefits – 291
	6 –	Commissions and fee income – 232		34–	Income Taxes – 308
	7 –	Net gains (losses) from derecognition of financial assets measured at amortized cost – 234		35 –	Derivatives – 311
	8 –	Other income (loss) – 234		36–	Related Party Transactions – 315
	9 –	General and administrative expenses		37–	Information on Subsidiaries – 317
	10 –	Restructuring – 235		38–	Structured entities – 318
	11 –	Earnings per share – 236		39–	Current and non-current assets and liabilities – 323
237		Notes to the consolidated balance sheet		40–	Events after the reporting period
	12 –	Financial assets/liabilities at fair value through profit or loss – 237		41–	Regulatory capital information – 325
	13 –	Financial Instruments carried at Fair Value – 239		42–	Condensed Deutsche Bank AG (parent company only) financial information – 330
	14 –	Fair Value of Financial Instruments not carried at Fair Value – 255	333		Report of Independent Registered Public Accounting Firm
	15 –	Financial assets at fair value through other comprehensive income – 257
	16 –	Equity Method Investments – 257
	17 –	Offsetting Financial Assets and Financial Liabilities – 258
	18 –	Loans – 261
	19 –	Allowance for Credit Losses – 262
	20 –	Transfer of Financial Assets, Assets Pledged and Received as Collateral – 264
	21 –	Property and Equipment – 267
	22 –	Leases – 269
184
Deutsche Bank
Annual Report 2024

Consolidated Statement of Income

in € m.	Notes	2024	2023	2022
Interest and similar income[1]	5	48,996	43,546	24,449
Interest expense	5	33,835	27,424	10,466
Net interest income	5	15,161	16,122	13,983
Provision for credit losses	19	1,830	1,505	1,226
Net interest income after provision for credit losses		13,331	14,617	12,757
Net commissions and fee income	6	10,372	9,206	9,838
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	5,655	5,575	2,962
Net gains (losses) from derecognition of financial assets measured at amortized cost	7	(11)	(96)	(2)
Net gains (losses) on financial assets at fair value through other comprehensive income		48	(0)	(216)
Net income (loss) from equity method investments	16	12	(38)	152
Other income (loss)	8	267	387	346
Total noninterest income		16,344	15,033	13,080
Compensation and benefits	33	11,731	11,131	10,712
General and administrative expenses	9	11,243	10,112	9,728
Impairment of goodwill and other intangible assets	23	0	233	68
Restructuring activities	10	(3)	220	(118)
Total noninterest expenses		22,971	21,695	20,390
Profit (loss) before income taxes		6,703	7,955	5,447
Income tax expense (benefit)	34	2,223	1,503	(107)
Profit (loss)		4,481	6,452	5,554
Profit (loss) attributable to noncontrolling interests		139	120	134
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components		4,342	6,332	5,420

1 Interest and similar income included € 36.5 billion , € 34.0 billion and € 19.8 billion for the year ended December 31, 2024, 2023 and 2022, respectively, calculated based on effective interest method
Earnings per Share
	Notes	2024	2023	2022
Earnings per share:[1]	11
Basic		€ 1.89	€ 2.83	€ 2.37
Diluted		€ 1.85	€ 2.77	€ 2.32
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding		1,993.6	2,064.1	2,084.9
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		2,039.3	2,104.0	2,125.6

1 Earnings were adjusted by € 574 million , € 498 million and € 479 million before tax for the coupons paid on Additional Tier 1 Notes in the second quarter of 2024, 2023 and 2022, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.
The accompanying notes are an integral part of the Consolidated Financial Statements.
185
Deutsche Bank
Annual Report 2024

Consolidated Statement of Comprehensive Income

in € m.	2024	2023	2022
Profit (loss) recognized in the income statement	4,481	6,452	5,554
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	264	(286)	1,203
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(180)	(62)	91
Total of income tax related to items that will not be reclassified to profit or loss	(61)	155	(667)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(395)	205	(1,496)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(48)	0	216
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(242)	439	(819)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	234	395	71
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	822	(1,284)	331
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	(3)	(20)
Equity Method Investments
Net gains (losses) arising during the period	(2)	(25)	20
Total of income tax related to items that are or may be reclassified to profit or loss	282	(32)	654
Other comprehensive income (loss), net of tax	676	(497)	(417)
Total comprehensive income (loss), net of tax	5,156	5,955	5,137
Attributable to:
Noncontrolling interests	192	77	185
Deutsche Bank shareholders and additional equity components	4,965	5,878	4,952

The accompanying notes are an integral part of the Consolidated Financial Statements.
186
Deutsche Bank
Annual Report 2024

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2024	Dec 31, 2023
Assets:
Cash and central bank balances		147,494	178,416
Interbank balances (w/o central banks)		6,160	6,140
Central bank funds sold and securities purchased under resale agreements	20	40,803	14,725
Securities borrowed	20	44	39
Financial assets at fair value through profit or loss
Trading assets		139,772	125,275
Positive market values from derivative financial instruments		291,800	251,877
Non-trading financial assets mandatory at fair value through profit and loss		114,324	88,047
Financial assets designated at fair value through profit or loss		0	75
Total financial assets at fair value through profit or loss	12, 13, 20, 35	545,895	465,273
Financial assets at fair value through other comprehensive income	15	42,090	35,546
Equity method investments	16	1,028	1,013
Loans at amortized cost	18, 19, 20	483,897	479,353
Property and equipment	21, 22	6,193	6,185
Goodwill and other intangible assets	23	7,749	7,327
Other assets [1]	24, 25	101,178	114,698
Assets for current tax		1,801	1,513
Deferred tax assets	34	6,702	7,039
Total assets		1,391,033	1,317,266

Liabilities and equity:
Deposits	26	667,700	625,486
Central bank funds purchased and securities sold under repurchase agreements	20	3,740	3,038
Securities loaned	20	2	3
Financial liabilities at fair value through profit or loss
Trading liabilities		43,498	44,005
Negative market values from derivative financial instruments		276,410	238,278
Financial liabilities designated at fair value through profit or loss		92,047	83,727
Investment contract liabilities		454	484
Total financial liabilities at fair value through profit or loss	12, 13, 20, 35	412,409	366,494
Other short-term borrowings	29	9,895	9,620
Other liabilities [1]	22, 24, 25	95,616	113,018
Provisions	19, 27	3,326	2,448
Liabilities for current tax		720	631
Deferred tax liabilities	34	574	517
Long-term debt	30	114,899	119,390
Trust preferred securities	30	287	289
Total liabilities		1,309,168	1,240,935
Common shares, no par value, nominal value of € 2.56	32	5,106	5,223
Additional paid-in capital		39,744	40,187
Retained earnings		25,872	22,845
Common shares in treasury, at cost	32	(713)	(481)
Accumulated other comprehensive income (loss), net of tax		(1,300)	(1,775)
Total shareholders’ equity		68,709	65,999
Additional equity components		11,550	8,569
Noncontrolling interests		1,606	1,763
Total equity		81,865	76,330
Total liabilities and equity		1,391,033	1,317,266

1 Includes non-current assets and disposal groups held for sale .
The accompanying notes are an integral part of the Consolidated Financial Statements.
187
Deutsche Bank
Annual Report 2024

Consolidated Statement of Changes in Equity
					Unrealized net gains (losses)
in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax [1]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
Balance as of December 31, 2021	5,291	40,580	12,680	(6)	(124)	(3)	(33)	0	(282)	(6)	(449)	58,096	8,305	1,698	68,099
Total comprehensive income (loss), net of tax[1]	0	0	5,420	0	(1,019)	65	(537)	0	454	16	(1,020)	4,399	0	177	4,576
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	(0)	0	0	0	0	(0)	0	0	0	0
Common shares cancelled	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(406)	0	0	0	0	0	0	0	0	(406)	0	(96)	(502)
Coupon on additional equity components, before tax	0	0	(479)	0	0	0	0	0	0	0	0	(479)	0	0	(479)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	553	0	0	0	0	0	0	0	0	553	0	8	561
Net change in share awards in the reporting period	0	(48)	0	0	0	0	0	0	0	0	0	(48)	0	(1)	(49)
Treasury shares distributed under share-based compensation plans	0	0	0	370	0	0	0	0	0	0	0	370	0	0	370
Tax benefits related to share-based compensation plans	0	17	0	0	0	0	0	0	0	0	0	17	0	0	17
Option premiums and other effects from options on common shares	0	(58)	0	0	0	0	0	0	0	0	0	(58)	0	0	(58)
Purchases of treasury shares	0	0	0	(695)	0	0	0	0	0	0	0	(695)	0	0	(695)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	22	1	0	0	0	0	0	0	0	0	24	273[4]	5	301
Balance as of December 31, 2022	5,291	40,513	17,769	(331)	(1,143)	62	(570)	0	172	10	(1,470)	61,772	8,578	1,791	72,141
Total comprehensive income (loss), net of tax[1]	0	0	6,332	0	264	(43)	592	0	(1,102)	(16)	(306)	6,027	0	78	6,104
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	(0)	0	0	0	0	(0)	0	0	0	0
Common shares cancelled[5]	(68)	(232)	0	300	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(610)	0	0	0	0	0	0	0	0	(610)	0	(100)	(710)
Coupon on additional equity components, before tax	0	0	(498)	0	0	0	0	0	0	0	0	(498)	0	0	(498)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(148)	0	0	0	0	0	0	0	0	(148)	0	(1)	(149)
Net change in share awards in the reporting period	0	(94)	0	0	0	0	0	0	0	0	0	(94)	0	(1)	(95)
Treasury shares distributed under share-based compensation plans	0	0	0	407	0	0	0	0	0	0	0	407	0	0	407
Tax benefits related to share-based compensation plans	0	27	0	0	0	0	0	0	0	0	0	27	0	(1)	26
Option premiums and other effects from options on common shares	0	(65)	0	0	0	0	0	0	0	0	0	(65)	0	0	(65)
Purchases of treasury shares	0	0	0	(857)	0	0	0	0	0	0	0	(857)	0	0	(857)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	39	0	0	0	0	0	0	0	0	0	39	(9)[4]	(4)	26
Balance as of December 31, 2023	5,223	40,187	22,845	(481)	(879)	18	22	0	(930)	(6)	(1,775)	65,999	8,569	1,763	76,330
Total comprehensive income (loss), net of tax[1]	0	0	4,342	0	(317)	(131)	1	0	918	(1)	469	4,811	0	191	5,002
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	(5)	0	0	5	0	0	0	0	5	0	0	0	0
Common shares cancelled[5]	(117)	(333)	0	450	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(883)	0	0	0	0	0	0	0	0	(883)	0	(264)	(1,147)
Coupon on additional equity components, before tax	0	0	(574)	0	0	0	0	0	0	0	0	(574)	0	0	(574)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	148	0	0	0	0	0	0	0	0	148	0	1	149
Net change in share awards in the reporting period	0	(23)	0	0	0	0	0	0	0	0	0	(23)	0	(0)	(23)
Treasury shares distributed under share-based compensation plans	0	0	0	444	0	0	0	0	0	0	0	444	0	0	444
Tax benefits related to share-based compensation plans	0	53	0	0	0	0	0	0	0	0	0	53	0	(0)	53
Option premiums and other effects from options on common shares	0	(41)	0	0	0	0	0	0	0	0	0	(41)	0	0	(41)
Purchases of treasury shares	0	0	0	(1,126)	0	0	0	0	0	0	0	(1,126)	0	0	(1,126)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	(99)	0	0	0	0	0	0	0	0	0	(99)	2,981[4]	(84)	2,798
Balance as of December 31, 2024	5,106	39,744	25,873	(713)	(1,196)	(108)	23	0	(12)	(7)	(1,300)	68,709	11,550	1,606	81,865

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax
2 Excluding unrealized net gains (losses) from equity method investments
3 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS
4 Includes net proceeds from issuance, purchase and sale of Additional Equity Components
5 On March 5, 2024, Deutsche Bank cancelled 45.5 million of its common shares. The cancellation reduced the nominal value of the shares by € 117 million . The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 450 million . The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million . On February 28, 2023, Deutsche Bank cancelled  26.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 68 million ; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million ; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million .
188
Deutsche Bank
Annual Report 2024

Consolidated Statement of Cash Flows
in € m.	2024	2023	2022
Profit (loss)	4,481	6,452	5,554
Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,830	1,505	1,226
Restructuring activities	(3)	220	(118)
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(76)	(84)	128
Deferred income taxes, net	909	163	(894)
Impairment, depreciation and other amortization, and accretion	2,758	3,601	3,338
Share of net income from equity method investments	4	107	(129)
Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(1,188)	(699)	102
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(25,975)	(3,285)	(3,046)
Non-Trading financial assets mandatory at fair value through profit and loss	(25,214)	793	1,511
Financial assets designated at fair value through profit or loss	75	93	(31)
Loans at amortized cost	211	9,686	(12,059)
Other assets	13,990	(1,384)	(459)
Deposits	36,893	(2,299)	19,191
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	5,425	29,493	(6,046)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	625	2,456	(187)
Other short-term borrowings	182	4,534	1,065
Other liabilities	(19,800)	777	12,377
Senior long-term debt[2]	(6,339)	(11,880)	(17,019)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(15,020)	(35,515)	2,145
Other, net	(2,350)	872	(8,762)
Net cash provided by (used in) operating activities	(28,584)	5,606	(2,113)
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	18,267	15,646	15,450
Maturities of financial assets at fair value through other comprehensive income	22,658	19,437	21,557
Sale of debt securities held to collect at amortized cost	20	(0)	0
Maturities of debt securities held to collect at amortized cost	7,216	8,025	6,519
Sale of equity method investments	0	20	118
Sale of property and equipment	20	33	22
Purchase of:
Financial assets at fair value through other comprehensive income	(46,502)	(38,648)	(42,991)
Debt Securities held to collect at amortized cost	(6,498)	(4,859)	(16,696)
Equity method investments	(63)	(60)	(171)
Property and equipment	(528)	(422)	(337)
Net cash received in (paid for) business combinations/divestitures	3	(361)	439
Other, net	(1,375)	(1,386)	(1,086)
Net cash provided by (used in) investing activities	(6,781)	(2,576)	(17,175)
Cash flows from financing activities:
Issuances of subordinated long-term debt[3]	20	1,432	2,716
Repayments and extinguishments of subordinated long-term debt[3]	(153)	(1,471)	(90)
Issuances of trust preferred securities[4]	0	0	0
Repayments and extinguishments of trust preferred securities[4]	(6)	(225)	0
Principal portion of lease payments[5]	(552)	(534)	(607)
Common shares issued	0	0	0
Purchases of treasury shares	(1,126)	(857)	(695)
Sale of treasury shares	0	0	0
Additional Equity Components (AT1) issued	3,000	0	2,000
Additional Equity Components (AT1) repaid	0	0	(1,750)
Purchases of Additional Equity Components (AT1)	(3,341)	(400)	(4,058)
Sale of Additional Equity Components (AT1)	3,316	415	4,074
Coupon on additional equity components, pre tax	(574)	(498)	(479)
Dividends paid to noncontrolling interests	(264)	(100)	(96)
Net change in noncontrolling interests	(84)	(5)	5
Cash dividends paid to Deutsche Bank shareholders	(883)	(610)	(406)
Net cash provided by (used in) financing activities	(646)	(2,852)	614
Net effect of exchange rate changes on cash and cash equivalents	2,910	(2,036)	4,354
Net increase (decrease) in cash and cash equivalents	(33,102)	(1,857)	(14,320)
Cash and cash equivalents at beginning of period	163,768	165,626	179,946
Cash and cash equivalents at end of period	130,666	163,768	165,626
189
Deutsche Bank
Annual Report 2024

in € m.	2024	2023	2022
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	1,392	955	1,288
Interest paid[6]	33,573	25,454	9,286
Interest received[6]	48,384	42,886	22,817
Dividends received	110	106	87
Cash and cash equivalents comprise
Cash and central bank balances[7]	126,353	159,326	159,876
Interbank balances (w/o central banks)[8]	4,313	4,442	5,749
Total	130,666	163,768	165,626

1 Included are senior long-term debt issuances of € 13.5 billion and € 6.5 billion and repayments and extinguishments of € 2.4 billion and € 1.2 billion through December 31, 2024 and December 31, 2023, respectively
2 Included are issuances of € 25.9 billion and € 26.8 billion and repayments and extinguishments of € 33.2 billion and € 40.1 billion through December 31, 2024 and December 31, 2023, respectively
3 Non-cash changes for Subordinated Long Term Debt are € 532 million in total and mainly driven by Fair Value changes of € 90 million and Foreign Exchange movements of € 432 million through December 31, 2024 and € (31) million in total mainly driven by Fair Value changes of € 139 million and Foreign Exchange movements of € (173) million through December 31, 2023
4 Non-cash changes for Trust Preferred Securities are € 3 million in total and mainly driven by Fair Value changes of € (3) million through December 31, 2024 and € 15 million in total and mainly driven by Fair Value changes of € 8 million through December 31, 2023
5 Non-cash changes for Lease liabilities are € 673 million in total including Foreign Exchange movements of € 107 million through December 31, 2024 and € 669 million in total including Foreign Exchange movements of € (65) million through December 31, 2023
6 Includes interest paid and interest received from derivatives qualifying as hedging instruments under the Group’s fair value hedge accounting application, which includes portfolio hedges of interest rate risk in accordance with the EU carve-out version of IAS 39
7 Not included: Interest-earning time deposits with central banks of € 21.2 billion as of December 31, 2024 and € 19.1 billion as of December 31, 2023
8 Not included: Interest-earning time deposits with banks of € 1.9 billion as of December 31, 2024 and € 1.7 billion as of December 31, 2023
As of December 31, 2024 cash and central bank balances include time and demand deposits at the Russian Central Bank of € 377 million (€ 612 million as of December 31, 2023). These are subject to foreign exchange restrictions. Thereof, demand deposits of € 15 million (€ 30 million as of December 31, 2023) qualify as Cash and cash equivalents at end of period.
The accompanying notes are an integral part of the Consolidated Financial Statements.
190
Deutsche Bank
Annual Report 2024

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
Prior to publication on March 13, 2025, the Supervisory Board approved the Consolidated Financial Statements 2024 of the Group on March 12, 2025, which were drawn up by the Management Board on March 6, 2025.
EU carve-out
For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its consolidated financial statements in accordance with IFRS as endorsed by the EU. For purposes of the Group’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.
For the financial year ended December 31, 2024, the application of the EU carve-out version of IAS 39 had a negative impact of € 1.4 billion on profit before tax and of € 1.0 billion on profit after tax. For the financial year ended December 31, 2023, the application of the EU carve-out had a negative impact of € 2.3 billion on profit before taxes and of € 1.6 billion on profit post taxes.
The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. The impact on total equity also impacts the calculation of the CET1 capital ratio. For the financial year ended December 31, 2024, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 68 basis points and a negative impact of about 43 basis points for the financial year ended December 31, 2023.
IFRS 7 disclosures (including climate risk related disclosures)
191
Deutsche Bank
Annual Report 2024

Disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, “Financial Instruments: Disclosures” are set forth in the Risk Report section of the Combined Management Report and are an integral part of the Consolidated Financial Statements.

Disclosures on climate related risk can be found in the section, “Risk and Capital Management”, chapter “Enterprise Risk Management“ (Environmental, Social and Governance Risk) as well as in the section “Risk and Capital Performance”, chapter “Credit Risk Exposure” (Focus Areas 2024) in the Risk Report. The Group is exposed to environmental, social and governance (ESG) risk. The following are examples of how such risk may impact the financial results of the Group:
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
As of January 1, 2024, the Group discontinued its disclosure relating to exposures to Russia and the impact on allowance for credit losses as a result of the war in Ukraine. The Group continues to monitor its risks related to Russia as part of its regular risk management activities and enhanced governance oversight in place.
Since the beginning of the fourth quarter 2023, High Quality Liquid Assets (HQLA, as defined in the Commission Delegated Regulation (EU) 2015/61) is a key limit per the Group’s liquidity risk appetite, replacing the previously reported Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event. Accordingly, the Group discontinued the disclosure of Liquidity Reserves from 2024 onwards.
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
– Certain of the Group’s accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following material accounting policies that involve critical accounting estimates:
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
192
Deutsche Bank
Annual Report 2024

Material accounting policies
The following is a description of the significant accounting policies of the Group. Except for the changes in accounting policies and changes in accounting estimates described previously and noted below these policies have been consistently applied for 2022, 2023 and 2024.
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
193
Deutsche Bank
Annual Report 2024

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
194
Deutsche Bank
Annual Report 2024

Commissions and fee income –The Group applies the IFRS 15, “Revenue from Contracts with Customers” five-step revenue recognition model to the recognition of Commissions and Fee Income, under which income must be recognized when control of goods and services is transferred, hence the contractual performance obligations to the customer have been satisfied.
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
The Group determines the stand-alone selling price at contract inception of a distinct service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The stand-alone selling price is the price at which Deutsche Bank would sell a promised service separately to a customer on an unbundled basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately in similar circumstances and to similar customers. If the Group does not sell the service to a customer separately, it estimates the stand-alone selling price at an amount using a suitable method, for example, in loan syndication transactions the Group applies the requirements for recognition of trade day profit and considers the price at which other market participants provide the same service on an unbundled basis. As such when estimating a stand-alone selling price, the Group considers all information (including market conditions) that is reasonably available to it. In doing so, the Group maximizes the use of observable inputs and applies estimation methods consistently in similar circumstances.
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
Commissions and Fee Income predominantly earned from providing services at a point in time or transaction-type services include other securities, underwriting and advisory fees, brokerage fees, local payments, foreign currency/ exchange business and intermediary fees.
195
Deutsche Bank
Annual Report 2024

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
196
Deutsche Bank
Annual Report 2024

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
197
Deutsche Bank
Annual Report 2024

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
Non-credit related or commercial renegotiations where an obligor has not experienced a significant increase in credit risk since origination and has a readily exercisable right to early terminate the financial asset results in derecognition of the original agreement and recognition of a new financial asset based on the newly negotiated commercial terms.
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
198
Deutsche Bank
Annual Report 2024

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
199
Deutsche Bank
Annual Report 2024

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
200
Deutsche Bank
Annual Report 2024

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.
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
For financial instruments measured at amortized cost (which include loans, deposits and short and long term debt issued) the Group discloses the fair value. Generally, there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.
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
201
Deutsche Bank
Annual Report 2024

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
For accounting purposes, the Group applies the following types of hedges:
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
202
Deutsche Bank
Annual Report 2024

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
Staged approach to the determination of expected credit losses
IFRS 9 states a three-stage approach to impairment for Financial Assets that are not credit-impaired at the date of origination or purchase. This approach is summarized as follows:
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
203
Deutsche Bank
Annual Report 2024

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
204
Deutsche Bank
Annual Report 2024

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
205
Deutsche Bank
Annual Report 2024

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
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.
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
206
Deutsche Bank
Annual Report 2024

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
207
Deutsche Bank
Annual Report 2024

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
208
Deutsche Bank
Annual Report 2024

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
Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized. As an exception to the aforementioned requirements, an entity shall neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
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
209
Deutsche Bank
Annual Report 2024

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
210
Deutsche Bank
Annual Report 2024

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
211
Deutsche Bank
Annual Report 2024

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
212
Deutsche Bank
Annual Report 2024

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
The Group considered the initial benefits that arose from borrowing under TLTRO III as government grant from a below-market loan under IAS 20 and recognized subsequent benefits in accordance with IFRS 9. Since November 23, 2022, all remaining TLTRO III operations are indexed to the average applicable key ECB interest rates.
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
Consolidated statement of cash flows
The consolidated statement of cash flows is prepared in accordance with the indirect method, which adjusts Profit (loss) for non-cash transactions within operating activities and distinguishes the classification of cash flows between operating, investing, or financing activities depending on the business model and the related activities which are most appropriate to the business.
For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash, and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.
There are various circumstances in which cash and cash equivalent balances held by Deutsche Bank are not available for use by the Group. Examples include cash and cash equivalent balances held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply such that the balances are not available for general use by the Group or its subsidiaries.
213
Deutsche Bank
Annual Report 2024

Due to the nature of Deutsche Bank’s business model of providing financing to clients, cash flows related to long-term debt support the bank’s operating activities and are included as a component of operating activities. In contrast, cash flows related to transactions on own equity transactions as well as subordinated long-term debt and trust preferred securities are presented as financing activities in the consolidated statement of cash flows. These financial instruments are viewed differently from those related to senior-long term debt because they are managed as an integral part of the Group’s capital, primarily to meet regulatory capital requirements. As a result, these financial instruments are not interchangeable with other operating liabilities but can only be interchanged with equity and thus are considered part of the financing category.
The Group’s adjustments for certain non-cash transactions to Profit (loss) includes provisions for credit losses, restructuring activities, deferred income taxes and impairments, depreciations, amortization, and accretions, which also includes amortization of hedge adjustments.
For certain other non-cash transactions which are more difficult to distinguish, all movements in the operating assets and liabilities balance sheet line items are included in operating activities and are offset against the amount recognized in Profit (loss). For example, unrealized fair value changes for trading assets and liabilities held at fair value through profit and loss are included in operating activities and do not distinguish between cash and non-cash market movements. This also applies to foreign exchange movements realized in the income statement when translating the transaction currency to the entity’s functional currency. These non-cash foreign exchange movements are included in the respective asset or liability line item in operating activities.
In addition, hedge adjustments to the carrying amount of non-derivative instruments (e.g., loans at amortized cost, deposits and senior long-term debt) that arise from the application of fair value hedge accounting are not separately disclosed as non-cash adjusting items, but included in the respective balance sheet line item in operating activities. These amounts are netted in operating activities against the non-cash amount recognized in Profit (loss).
The amounts shown in the consolidated statement of cash flows do not necessarily match the movements in the consolidated balance sheet from one period to the next as they exclude certain non-cash items such as foreign exchange impacts when translating to the Group’s reporting currency, gross charge-offs on loans and movements due to changes in the Group’s consolidated entities.
The position “Other, net” presented in operating activities predominantly includes movements in (i) the application of cash flow hedge accounting or certain fair value hedge relationships where the hedged item is presented in investing activities but the hedging instrument is presented operating activities; and (ii) non-cash related foreign exchange translation effects on monetary Group intercompany transactions that are recognized in the Group’s consolidated statement of income; along with foreign exchange translation effects of converting transactional currency to functional currency, for certain balance sheet line items included in investing activities.
214
Deutsche Bank
Annual Report 2024

02 –
Recently adopted and new accounting pronouncements

Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2024 in the preparation of these consolidated financial statements.
IFRS 16 “Leases”
On January 1, 2024, the Group adopted amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendment did not have a material impact on the Group’s consolidated financial statements.
IAS 1 “Presentation of Financial Statements”
On January 1, 2024, the Group adopted amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. They did not have a material impact on the Group’s consolidated financial statements.
On January 1, 2024, the Group adopted a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments did not have a material impact on the Group’s consolidated financial statements.
New accounting pronouncements
The following accounting pronouncements were not effective as of December 31, 2024, and therefore have not been applied in preparing these consolidated financial statements.
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
IFRS 18 “Presentation and Disclosures in Financial Statements”
In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. The new standard contains new guidance on how to structure the Income Statement as well as disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements. The new standard has yet to be endorsed by the EU.
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.
215
Deutsche Bank
Annual Report 2024

IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”
In May 2024, the IASB has issued amendments to “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the impact of the amendments on classification and measurement of financial instruments as well as on its disclosures. The amendments have yet to be endorsed by the EU.
Annual Improvements to IFRS
In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash-Flows”. The amendments will be effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.
Contracts Referencing Nature-dependent Electricity
In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group does not have significant exposure to electricity purchase contracts and thus does not expect a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.
216
Deutsche Bank
Annual Report 2024

03 –
Acquisitions and dispositions

Business combinations
During 2024 and 2022, the Group did not undertake any acquisitions accounted for as business combinations.
In April 2023, Deutsche Bank announced that it had reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc (“Numis”). On October 13, 2023, the acquisition was completed and Deutsche Bank acquired a 100 % interest in Numis for a cash purchase price of € 460 million (GBP 397 million). Following the acquisition of Numis, the determination of the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date had been finalized in the fourth quarter 2023 with details included in the table below. Other intangible assets identified in the purchase price allocation included customer relationships (€ 56 million) and tradename (€ 27 million). Goodwill of € 235 million identified in the purchase price allocation mainly represented the expected future economic benefit of synergies and the value of human capital.
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
Deutsche Bank assigned goodwill resulting from the Numis acquisition to the Investment Bank cash-generating unit (CGU). Given the valuation of the Investment Bank CGU, following the acquisition, goodwill recognized for Numis was considered impaired and written off in the fourth quarter of 2023 (also refer to Note 23 “Goodwill and Other Intangible Assets”).
Dispositions
There were no dispositions in 2024, but the Group had finalized several dispositions of subsidiaries/businesses during 2023 and 2022. These disposals were mainly comprised of businesses that were previously classified as held for sale, including the transfer of the digital investment platform of DWS as part of its partnership with BlackFin, and the sale of the Italian financial advisors business to Zurich Italy in 2022 for a pre-tax gain on sale of € 312 million. The total consideration received for these dispositions (thereof in cash) in 2024, 2023 and 2022 was € 3 million (cash € 3 million), € 117 million (cash € 99 million) and € 488 million (cash € 439 million), respectively. The table below shows the assets and liabilities that were included in these disposals.
in € m.	2024	2023	2022
Cash and cash equivalents	0	7	1,126
All remaining assets	0	105	659
Total assets disposed	0	113	1,785
Total liabilities disposed	0	213	1,676

217
Deutsche Bank
Annual Report 2024

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
– Asset Management
– Corporate & Other
The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset Management and Corporate & Other.
Corporate Bank reports revenues based on three client categories: Institutional Client Services, Corporate Treasury Services and Business Banking.
Investment Bank reports revenues in the categories Fixed Income & Currencies (FIC), Origination & Advisory as well as Research and Other.
Private Bank reports revenues in the client sectors Wealth Management & Private Banking and Personal Banking.
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
218
Deutsche Bank
Annual Report 2024

Changes in the presentation for segments
Commencing from the first quarter of 2024, Investment Bank renamed FIC Sales and Trading to “Fixed Income & Currencies (FIC)” and introduced additional sub-categories, entitled “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex Financing” to provide additional transparency regarding the revenue composition of FIC. Origination & Advisory revenues continue to be presented with the sub-categories Debt Origination, Equity Origination and Advisory. Additionally, Research revenues are reported together with Other in “Research and Other”. Prior years’ comparatives are presented in the current reporting structure.
Commencing from the first quarter of 2024, Private Bank is following a customer-focused approach by classifying the existing customer base into two distinct global client sectors: “Personal Banking” as well as “Wealth Management & Private Banking”. This approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high-net-worth and ultra high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy). The client sector Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client sector). Prior years’ comparatives are presented in the current reporting structure.
Within the new Private Bank coverage area ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, demand deposits of Private Banking Germany were reclassified to assets under management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. Prior years’ comparatives are presented in the current reporting structure.
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
219
Deutsche Bank
Annual Report 2024

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
Changes to capital allocation framework
Starting in 2024, Deutsche Bank has changed the allocation of tangible shareholders’ equity across segments. In addition, the bank now retains capital held against Deutsche Bank Group items in Corporate & Other, which has previously been allocated to the segments. Prior years’ comparatives are presented in the current reporting structure. While the adjustment of the prior periods’ allocations impact the segmental RoTE, the respective Group metrics are unaffected by the change.
Driver-Based Cost Management allocations methodology change
In the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of Infrastructure costs and links costs more closely to service consumption by segments. During 2023, costs relating to Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures. Beginning 2024, all infrastructure costs were charged to divisions based on actual costs and service consumption. Prior years’ comparatives are presented in the current reporting structure. For the full year 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 175 million and a corresponding decrease in noninterest expenses (corresponding increase in profit before tax) for Investment Bank of € 42 million, for Private Bank of € 48 million, for Asset Management of € 0 million and for Corporate and Other of € 84 million. While the update of the 2023 allocations impacted the segmental post-tax returns on average tangible shareholders’ equity and cost/income ratio, the respective Group metrics are unaffected by the methodology change.
Changes to Operational Risk RWA allocation framework
Starting in 2024, Deutsche Bank introduced a refined and more granular framework to allocate operational risk RWA to the segments. While the respective segmental RWA metrics are impacted by the change in methodology with a more pronounced impact from the second quarter of 2024 onwards, the Group’s operational risk RWA are unaffected by the change.
Strategic Liquidity Reserve Profit and Loss Allocation
Commencing from the first quarter of 2022, the methodology for divisional intra-year allocations of profit or loss earned on the Strategic Liquidity Reserves has been refined. As part of the introduction of the new methodology, the intra-year profit and loss volatility is held centrally in Corporate & Other in order to better reflect the underlying performance of the business divisions. The implementation of the new methodology does not impact the overall Group revenues or the annual business allocations, therefore the full year results for 2022 are not impacted.
Tax Exempt Securities
Net interest income as a component of net revenues, profit (loss) before tax and related ratios are presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for the Investment Bank. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This presentation resulted in an increase in Investment Bank net interest income of € 23 million for full year 2024, € 10 million for full year 2023 and € 33 million for full year 2022. This increase is offset in Group consolidated figures through a reversal in Corporate & Other. The predominant tax rate used for 2024, 2023 and 2022 in determining the fully taxable equivalent of net interest income was 21% and related to U.S. tax exempt securities.
220
Deutsche Bank
Annual Report 2024

Segmental results of operations
The following tables present the results of the Group’s business segments, including the reconciliation to the consolidated results of operations under IFRS.
	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,558	9,386	2,649	1,406	31,504
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,603	2,682	2,934	919	3,593	11,731
General and administrative expenses	3,481	3,979	4,372	904	(1,494)	11,243
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Restructuring activities	(1)	(0)	(3)	0	0	(3)
Total noninterest expenses	5,084	6,661	7,304	1,823	2,099	22,971
Noncontrolling interests	0	5	0	194	(199)	0
Profit (loss) before tax	2,075	3,343	1,231	632	(577)	6,703

Assets (in € bn)[2]	280	756	324	11	21	1,391
Loans (gross of allowance for loan losses, in € bn)	117	110	257	0	5	490
Additions to non-current assets	12	3	160	30	1,884	2,091
Deposits (in € bn)	313	22	320	0	13	668
Average allocated shareholders' equity	11,682	23,672	13,990	5,329	11,679	66,353

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,317	20,107	37,072	5,169	1,088	89,753

Post-tax return on average shareholders’ equity[4,5]	11.7%	9.1%	5.2%	8.0%	N/M	5.5%
Post-tax return on average tangible shareholders’ equity[4,5]	12.6%	9.4%	5.2%	18.0%	N/M	6.2%
Cost/income ratio[6]	67.7%	63.1%	77.8%	68.8%	N/M	72.9%

[1] includes:
Net interest income	4,960	3,398	5,786	25	991	15,161
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes:
Equity method investments	90	379	102	451	6	1,028

N/M – Not meaningful
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 33% for the year ended December 31, 2024 ; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2024 ; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
221
Deutsche Bank
Annual Report 2024

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	2,324	31,155
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,530	2,526	2,805	891	3,378	11,131
General and administrative expenses	3,122	4,091	4,696	934	(2,731)	10,112
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Restructuring activities	(4)	(3)	228	0	(1)	220
Total noninterest expenses	4,648	6,847	7,730	1,825	646	21,695
Noncontrolling interests	0	3	0	163	(166)	0
Profit (loss) before tax	2,804	1,879	1,058	396	1,817	7,955

Assets (in € bn)[2]	264	658	331	10	54	1,317
Loans (gross of allowance for loan losses, in € bn)	117	101	261	0	6	485
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	0	10	625
Average allocated shareholders' equity	11,547	23,544	13,219	5,157	9,681	63,149

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,439	20,063	38,411	4,963	1,254	90,130

Post-tax return on average shareholders’ equity[4,5]	16.6%	4.8%	4.8%	5.1%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[4,5]	17.8%	4.9%	5.2%	12.0%	N/M	10.2%
Cost/income ratio[6]	60.2%	74.7%	80.8%	76.6%	N/M	69.6%

[1] includes:
Net interest income	5,115	3,013	6,156	(124)	1,963	16,122
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 19% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
222
Deutsche Bank
Annual Report 2024

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	6,337	10,016	9,152	2,608	(1,050)	27,063
Provision for credit losses	335	319	583	(2)	(9)	1,226
Noninterest expenses
Compensation and benefits	1,416	2,379	2,783	899	3,235	10,712
General and administrative expenses	2,790	4,061	4,193	883	(2,199)	9,728
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Restructuring activities	(19)	15	(113)	0	(2)	(118)
Total noninterest expenses	4,187	6,455	6,863	1,850	1,035	20,390
Noncontrolling interests	0	15	0	174	(190)	0
Profit (loss) before tax	1,816	3,228	1,705	585	(1,886)	5,447

Assets (in € bn)[2]	258	677	333	10	67	1,344
Loans (gross of allowance for loan losses, in € bn)	122	103	265	0	6	496
Additions to non-current assets	3	4	177	41	2,267	2,494
Deposits (in € bn)	289	16	317	0	7	629
Average allocated shareholders' equity	11,668	22,478	12,945	5,437	7,580	60,109

Risk-weighted assets (in € bn)	74	139	88	13	46	360
of which: operational risk RWA (in € bn)[3]	5	23	8	3	19	58
Leverage exposure (in € bn)	321	530	344	9	36	1,240
Employees (full-time equivalent)	22,621	17,946	37,710	4,778	1,876	84,930

Post-tax return on average shareholders’ equity[4,5]	10.3%	9.3%	8.6%	7.3%	N/M	8.2%
Post-tax return on average tangible shareholders’ equity[4,5]	11.1%	9.6%	9.2%	17.0%	N/M	9.1%
Cost/income ratio[6]	66.1%	64.4%	75.0%	70.9%	N/M	75.3%

[1] includes:
Net interest income	3,628	3,467	5,222	(65)	1,732	13,983
Net income (loss) from equity method investments	4	50	27	66	6	152
[2] includes:
Equity method investments	90	501	99	415	20	1,124

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was (2) % for the year ended December 31, 2022; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
223
Deutsche Bank
Annual Report 2024

Corporate Bank
				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services	4,223	4,399	3,827	(176)	(4)	572	15
Institutional Client Services	1,956	1,895	1,580	62	3	314	20
Business Banking	1,326	1,424	930	(98)	(7)	494	53
Total net revenues	7,506	7,718	6,337	(212)	(3)	1,381	22
Of which:
Net interest income	4,960	5,115	3,628	(154)	(3)	1,487	41
Net commissions and fee income	2,434	2,328	2,356	106	5	(28)	(1)
Remaining income	111	275	354	(164)	(59)	(79)	(22)
Provision for credit losses	347	266	335	81	30	(68)	(20)
Noninterest expenses
Compensation and benefits	1,603	1,530	1,416	73	5	114	8
General and administrative expenses	3,481	3,122	2,790	359	12	332	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(1)	(4)	(19)	4	(86)	15	(77)
Total noninterest expenses	5,084	4,648	4,187	436	9	461	11
Noncontrolling interests	0	0	0	0	N/M	0	N/M
Profit (loss) before tax	2,075	2,804	1,816	(729)	(26)	988	54

Employees (front office, full-time equivalent)[1]	7,943	7,682	7,332	261	3	350	5
Employees (business-aligned operations, full-time equivalent)[1]	8,089	7,976	7,114	113	1	862	12
Employees (allocated central infrastructure, full-time equivalent)[1]	10,285	9,781	8,175	504	5	1,606	20
Total employees (full-time equivalent)[1]	26,317	25,439	22,621	878	3	2,818	12
Total assets (in € bn)[1,2]	280	264	258	16	6	6	2
Risk-weighted assets (in € bn)[1]	78	69	74	9	13	(5)	(7)
of which: operational risk RWA (in € bn)[1,3]	11	6	5	5	94	0	5
Leverage exposure (in € bn)[1]	339	307	321	33	11	(14)	(4)
Deposits (in € bn)[1]	313	289	289	23	8	1	0
Loans (gross of allowance for loan losses, in € bn)[1]	117	117	122	(0)	(0)	(5)	(4)
Cost/income ratio[4]	67.7%	60.2%	66.1%	N/M	7.5ppt	N/M	(5.8)ppt
Post-tax return on average shareholders' equity[5,6]	11.7%	16.6%	10.3%	N/M	(4.8)ppt	N/M	6.2ppt
Post-tax return on average tangible shareholders’ equity[5,6]	12.6%	17.8%	11.1%	N/M	(5.3)ppt	N/M	6.8ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2024, 2023 and 2022 ; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
224
Deutsche Bank
Annual Report 2024

Investment Bank
				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	8,610	7,893	8,861	717	9	(968)	(11)
Fixed Income & Currencies: Financing	3,205	2,867	2,953	339	12	(86)	(3)
Fixed Income & Currencies: Ex-Financing	5,405	5,026	5,909	378	8	(882)	(15)
Origination & Advisory	2,012	1,246	998	765	61	249	25
Debt Origination	1,290	843	412	447	53	431	105
Equity Origination	187	102	101	84	82	1	1
Advisory	535	301	485	234	78	(184)	(38)
Research and Other	(64)	21	157	(85)	N/M	(136)	(87)
Total net revenues	10,558	9,160	10,016	1,398	15	(856)	(9)
Provision for credit losses	549	431	319	119	28	112	35
Noninterest expenses
Compensation and benefits	2,682	2,526	2,379	155	6	147	6
General and administrative expenses	3,979	4,091	4,061	(111)	(3)	30	1
Impairment of goodwill and other intangible assets	0	233	0	(233)	N/M	233	N/M
Restructuring activities	(0)	(3)	15	3	(98)	(18)	N/M
Total noninterest expenses	6,661	6,847	6,455	(186)	(3)	391	6
Noncontrolling interests	5	3	15	2	52	(12)	(79)
Profit (loss) before tax	3,343	1,879	3,228	1,463	78	(1,348)	(42)

Employees (front office, full-time equivalent)[1]	4,869	4,843	4,333	26	1	510	12
Employees (business-aligned operations, full-time equivalent)[1]	3,129	3,120	2,811	9	0	309	11
Employees (allocated central infrastructure, full-time equivalent)[1]	12,109	12,101	10,802	8	0	1,299	12
Total employees (full-time equivalent)[1]	20,107	20,063	17,946	44	0	2,117	12
Total assets (in € bn)[1,2]	756	658	677	98	15	(18)	(3)
Risk-weighted assets (in € bn)[1]	130	140	139	(10)	(7)	0	0
of which: operational risk RWA (in € bn)[1,3]	15	22	23	(7)	(32)	(2)	(7)
Leverage exposure (in € bn)[1]	593	546	530	46	8	17	3
Deposits (in € bn)[1]	22	18	16	4	23	1	9
Loans (gross of allowance for loan losses, in € bn)[1]	110	101	103	9	9	(2)	(2)
Cost/income ratio[4]	63.1%	74.7%	64.4%	N/M	(11.6)ppt	N/M	10.3ppt
Post-tax return on average shareholders’ equity[5,6]	9.1%	4.8%	9.3%	N/M	4.3ppt	N/M	(4.5)ppt
Post-tax return on average tangible shareholders’ equity[5,6]	9.4%	4.9%	9.6%	N/M	4.4ppt	N/M	(4.6)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
225
Deutsche Bank
Annual Report 2024

Private Bank
				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking	5,304	5,570	5,005	(267)	(5)	566	11
Wealth Management & Private Banking	4,082	4,000	4,147	82	2	(147)	(4)
Total net revenues	9,386	9,571	9,152	(185)	(2)	419	5
of which:
Net interest income	5,786	6,156	5,222	(370)	(6)	934	18
Net commissions and fee income	2,956	2,852	3,155	104	4	(303)	(10)
Remaining income	643	563	775	80	14	(212)	(27)
Provision for credit losses	851	783	583	68	9	201	34
Noninterest expenses:
Compensation and benefits	2,934	2,805	2,783	130	5	22	1
General and administrative expenses	4,372	4,696	4,193	(324)	(7)	503	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(3)	228	(113)	(231)	N/M	341	N/M
Total noninterest expenses	7,304	7,730	6,863	(426)	(6)	866	13
Noncontrolling interests	0	0	0	(0)	(45)	(0)	(12)
Profit (loss) before tax	1,231	1,058	1,705	173	16	(648)	(38)

Employees (front office, full-time equivalent)[1]	16,961	18,403	18,853	(1,442)	(8)	(450)	(2)
Employees (business-aligned operations, full-time equivalent)[1]	7,917	7,802	8,018	115	1	(216)	(3)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,193	12,205	10,839	(12)	(0)	1,366	13
Total employees (full-time equivalent)[1]	37,072	38,411	37,710	(1,339)	(3)	701	2
Total assets (in € bn)[1,2]	324	331	333	(7)	(2)	(2)	(1)
Risk-weighted assets (in € bn)[1]	97	86	88	11	13	(1)	(2)
of which: operational risk RWA (in € bn)[1,3]	14	8	8	7	88	0	0
Leverage exposure (in € bn)[1]	336	339	344	(2)	(1)	(6)	(2)
Deposits (in € bn)[1]	320	308	317	13	4	(10)	(3)
Loans (gross of allowance for loan losses, in € bn)[1]	257	261	265	(4)	(1)	(4)	(1)
Assets under Management (in € bn)[1,4]	633	578	543	55	10	35	6
Net flows (in € bn)	29	23	31	6	26	(8)	(26)
Cost/income ratio[5]	77.8%	80.8%	75.0%	N/M	(2.9)ppt	N/M	5.8ppt
Post-tax return on average shareholders' equity[6,7]	5.2%	4.8%	8.6%	N/M	0.4ppt	N/M	(3.8)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	5.2%	5.2%	9.2%	N/M	0.1ppt	N/M	(4.0)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management & Private Banking (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. Within the Private Bank business ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, starting 2024, demand deposits of Private Banking in Germany were reclassified to Assets under Management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2024, 2023 and 2022 ; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
226
Deutsche Bank
Annual Report 2024

Asset Management
				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,479	2,314	2,458	164	7	(143)	(6)
Performance and transaction fees	148	128	125	20	16	2	2
Other	23	(59)	24	82	N/M	(84)	N/M
Total net revenues	2,649	2,383	2,608	267	11	(225)	(9)
Provision for credit losses	(1)	(1)	(2)	0	(23)	1	(50)
Noninterest expenses
Compensation and benefits	919	891	899	28	3	(8)	(1)
General and administrative expenses	904	934	883	(29)	(3)	51	6
Impairment of goodwill and other intangible assets	0	0	68	0	N/M	(68)	N/M
Restructuring activities	0	0	0	(0)	(43)	(0)	(15)
Total noninterest expenses	1,823	1,825	1,850	(1)	(0)	(26)	(1)
Noncontrolling interests	194	163	174	32	20	(12)	(7)
Profit (loss) before tax	632	396	585	236	60	(188)	(32)

Employees (front office, full-time equivalent)[1]	2,069	2,062	2,059	7	0	3	0
Employees (business-aligned operations, full-time equivalent)[1]	2,506	2,325	2,225	181	8	100	4
Employees (allocated central infrastructure, full-time equivalent)[1]	594	576	494	18	3	82	17
Total employees (full-time equivalent)[1]	5,169	4,963	4,778	206	4	185	4
Total assets (in € bn)[1,2]	11	10	10	0	2	0	2
Risk-weighted assets (in € bn)[1]	18	15	13	3	22	2	18
of which: operational risk RWA (in € bn)[1,3]	5	3	3	1	35	0	2
Leverage exposure (in € bn)[1]	10	10	9	0	4	0	3
Assets under Management (in € bn)[1,4]	1,012	896	821	115	13	75	9
Net flows (in € bn)	26	28	(20)	(3)	(9)	48	N/M
Cost/income ratio[5]	68.8%	76.6%	70.9%	N/M	(7.8)ppt	N/M	5.6ppt
Post-tax return on average shareholders' equity[6,7]	8.0%	5.1%	7.3%	N/M	2.9ppt	N/M	(2.2)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	18.0%	12.0%	17.0%	N/M	6.1ppt	N/M	(5.1)ppt

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
4 Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report
7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28 % for the years 2024, 2023 and 2022 ; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
227
Deutsche Bank
Annual Report 2024

Corporate & Other
				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues	1,406	2,324	(1,050)	(918)	(40)	3,373	N/M
Provision for credit losses	83	26	(9)	57	N/M	35	N/M
Noninterest expenses
Compensation and benefits	3,593	3,378	3,235	215	6	143	4
General and administrative expenses	(1,494)	(2,731)	(2,199)	1,237	(45)	(532)	24
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	0	(1)	(2)	1	N/M	1	(40)
Total noninterest expenses	2,099	646	1,035	1,453	N/M	(388)	(38)
Noncontrolling interests	(199)	(166)	(190)	(33)	20	24	(12)
Profit (loss) before tax	(577)	1,817	(1,886)	(2,394)	N/M	3,703	N/M

Total Employees (full-time equivalent)[1]	36,269	35,917	32,186	352	1	3,731	12
Risk-weighted assets (in € bn)[1]	34	40	46	(6)	(15)	(6)	(13)
Leverage exposure (in € bn)[1]	38	39	36	(1)	(3)	3	7

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 As of year-end
228
Deutsche Bank
Annual Report 2024

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
To bring several key regions closer together to better serve Deutsche Bank’s clients, an updated regional governance structure was introduced in 2024 for the bank’s markets in Europe, the Middle East and Africa (EMEA), Asia Pacific and Germany. From May 2024 onwards, the region Middle East & Africa (MEA) includes the countries Israel and Turkey and rolls up into the new main region Asia Pacific & MEA. The remaining region EMEA was renamed to Europe. Prior years’ comparatives are presented in the current reporting structure.
The following table presents total net revenues (before provision for credit losses) by geographic area for the years ended December 31, 2024, 2023 and 2022 respectively. The information presented for Corporate Bank, Investment Bank, Private Bank and Asset Management has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate & Other is presented on a global level only, as management responsibility for Corporate & Other is held centrally.
in € m.	2024	2023	2022
Germany:
Corporate Bank	3,811	4,225	3,166
Investment Bank	641	573	587
Private Bank	6,389	6,567	5,876
Asset Management	1,286	1,211	1,266
Total Germany	12,127	12,576	10,894
UK:
Corporate Bank	193	192	143
Investment Bank	3,882	3,503	4,343
Private Bank	46	54	3
Asset Management	404	350	356
Total UK	4,525	4,099	4,844
Rest of Europe:
Corporate Bank	1,238	1,196	1,109
Investment Bank	477	330	293
Private Bank	1,953	1,981	2,185
Asset Management	308	274	275
Total Rest of Europe	3,975	3,782	3,862
Americas (primarily United States):
Corporate Bank	1,090	1,011	975
Investment Bank	3,869	3,042	3,033
Private Bank	475	462	466
Asset Management	562	432	580
Total Americas	5,996	4,946	5,053
Asia/Pacific, Middle East and Africa:
Corporate Bank	1,173	1,094	946
Investment Bank	1,688	1,713	1,761
Private Bank	524	506	621
Asset Management	90	115	131
Total Asia/Pacific, Middle East and Africa	3,476	3,428	3,459
Corporate & Other	1,406	2,324	(1,050)
Consolidated net revenues[1]	31,504	31,155	27,063

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
229
Deutsche Bank
Annual Report 2024

Notes to the consolidated income statement

05 –
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Net interest income
in € m.	2024	2023	2022
Interest and similar income:
Interest income on cash and central bank balances	7,045	7,048	1,936
Interest income on interbank balances (w/o central banks)	643	607	352
Central bank funds sold and securities purchased under resale agreements	1,935	1,069	504
Loans	23,330	22,032	14,238
Other	2,140	2,103	1,969
Total Interest and similar income from assets measured at amortized cost	35,094	32,857	18,999
Interest income on financial assets at fair value through other comprehensive income	1,408	1,097	798
Total interest and similar income calculated using the effective interest method	36,502	33,955	19,798
Financial assets at fair value through profit or loss	12,493	9,592	4,652
Total interest and similar income	48,996	43,546	24,449
Thereof: negative interest expense on financial liabilities	28	76	959
Interest expense:
Interest-bearing deposits	14,410	10,658	3,719
Central bank funds purchased and securities sold under repurchase agreements	708	388	304
Other short-term borrowings	390	310	111
Long-term debt	6,770	6,154	2,409
Trust preferred securities	17	16	13
Other	3,035	2,848	1,119
Total interest expense measured at amortized cost	25,330	20,374	7,676
Financial liabilities at fair value through profit or loss	8,505	7,051	2,791
Total interest expense	33,835	27,424	10,466
Thereof: negative interest income on financial assets	39	81	461
Net interest income	15,161	16,122	13,983

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III program)
As of December 31, 2024, the Group had no outstanding borrowing (December 31, 2023: € 15.0 billion) under the TLTRO III-refinancing program. The prior interest rates on TLTRO III refinancing operations were indexed to the average applicable key ECB interest rates. The resulting net interest expense was € 144 million for the twelve months ended December 31, 2024 (December 31, 2023: € 741 million) under the TLTRO III program.
Net gains (losses) on financial assets/liabilities at fair value through profit or loss
in € m.	2024	2023	2022
Trading income (loss):
FIC Sales and Trading	5,045	5,116	5,352
Other trading income (loss)	517	390	(2,607)
Total trading income (loss)	5,563	5,506	2,745
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:
Breakdown by financial assets category:
Debt Securities	(94)	89	(43)
Equity Securities	24	(10)	47
Loans and loan commitments	(8)	112	(5)
Deposits	(4)	(5)	14
Others non-trading financial assets mandatory at fair value through profit and loss	18	31	(73)
Total net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:	(65)	217	(61)
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Loans and loan commitments	5	12	(2)
Deposits	2	(0)	4
Long-term debt	157	(180)	265
Other financial assets/liabilities designated at fair value through profit or loss	(7)	20	11
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	158	(148)	277
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,655	5,575	2,962

230
Deutsche Bank
Annual Report 2024

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
in € m.	2024	2023	2022
Net interest income	15,161	16,122	13,983
Trading income (loss)[1]	5,563	5,506	2,745
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	(65)	217	(61)
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	158	(148)	277
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,655	5,575	2,962
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss[2]	20,816	21,697	16,945
Corporate Treasury Services	2,832	2,936	2,457
Institutional Client Services	1,002	946	566
Business Banking	1,086	1,184	697
Corporate Bank	4,919	5,067	3,720
Fixed Income & Currency	8,521	8,121	8,696
Remaining Products	(126)	(19)	(431)
Investment Bank	8,395	8,102	8,265
Personal Banking	3,882	4,133	4,650
Wealth Management and Private Banking	2,117	2,245	1,961
Private Bank	5,998	6,377	6,610
Asset Management	269	(11)	(250)
Corporate & Other	1,235	2,162	(1,401)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,816	21,697	16,945

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
231
Deutsche Bank
Annual Report 2024

06 –
Commissions and fee income

in € m.	2024	2023	2022
Net commissions and fee income and expense:
Commissions and fee income	13,190	11,657	12,512
Commissions and fee expense	2,818	2,452	2,675
Net commissions and fee income	10,372	9,206	9,838

Disaggregation of revenues by product type and business segment
	Dec 31,2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	215	54	265	16	(0)	550
Commissions for assets under management	20	0	416	3,805	(0)	4,242
Commissions for other securities	451	0	38	1	0	491
Underwriting and advisory fees	53	1,640	6	0	66	1,764
Brokerage fees	21	327	1,052	39	1	1,440
Commissions for local payments	550	13	909	0	(9)	1,464
Commissions for foreign commercial business	483	32	20	0	(34)	502
Commissions for foreign currency/exchange business	6	0	4	0	(0)	10
Commissions for loan processing and guarantees	697	365	270	0	1	1,334
Intermediary fees	30	1	402	0	11	444
Fees for sundry other customer services	320	419	87	117	6	949
Total commissions and fee income	2,848	2,852	3,470	3,978	42	13,190
Commissions and fee expense						(2,818)
Net commissions and fee income						10,372

	Dec 31,2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	204	55	247	11	(2)	515
Commissions for assets under management	18	0	362	3,527	(0)	3,907
Commissions for other securities	461	0	37	1	1	499
Underwriting and advisory fees	43	1,093	16	0	4	1,156
Brokerage fees	19	280	971	33	(20)	1,282
Commissions for local payments	488	0	995	0	1	1,484
Commissions for foreign commercial business	475	27	22	0	(27)	497
Commissions for foreign currency/exchange business	6	0	4	0	(0)	10
Commissions for loan processing and guarantees	646	329	230	0	1	1,207
Intermediary fees	28	3	364	0	10	405
Fees for sundry other customer services	248	290	41	117	0	695
Total commissions and fee income	2,635	2,078	3,288	3,689	(33)	11,657
Commissions and fee expense						(2,452)
Net commissions and fee income						9,206

Prior year’s comparatives aligned to presentation in the current year.
232
Deutsche Bank
Annual Report 2024

	Dec 31,2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	218	33	254	17	(3)	520
Commissions for assets under management	18	1	363	3,642	(0)	4,024
Commissions for other securities	512	(0)	47	0	0	559
Underwriting and advisory fees	35	1,373	12	0	(52)	1,368
Brokerage fees	19	253	1,164	65	(1)	1,501
Commissions for local payments	479	3	1,006	0	8	1,497
Commissions for foreign commercial business	466	33	62	0	(5)	556
Commissions for foreign currency/exchange business	15	0	5	0	(0)	19
Commissions for loan processing and guarantees	618	298	292	0	5	1,213
Intermediary fees	23	2	523	0	13	562
Fees for sundry other customer services	282	277	10	122	4	695
Total commissions and fee income	2,684	2,273	3,739	3,847	(30)	12,512
Commissions and fee expense						(2,675)
Net commissions and fee income						9,838

Prior year’s comparatives aligned to presentation in the current year.
Revenue is recognized when performance obligations are satisfied. Performance obligation is satisfied by fund performance exceeding a hurdle rate, an agreed minimum annual return provided to investors. As of December 31, 2024, there were performance obligations to be satisfied of € 250 million with a time band of four years from 2025 to 2028 (as of December 31, 2023, € 225 million with a time band of three years from 2025 to 2027) from Alternative funds. The increase is attributable to appreciation of the funds’ assets and the expansion of the time band to a reassessed timing of future asset sales.
As of December 31, 2024 and December 31, 2023, the Group’s balance of receivables from commission and fee income was € 831 million and € 903 million respectively. As of December 31, 2024 and December 31, 2023, the Group’s balance of contract liabilities associated to commission and fee income was € 84 million and € 90 million, respectively. Contract liabilities arise from the Group’s obligation to provide future services to a customer for which it has received consideration from the customer prior to completion of the services. The balances of receivables and contract liabilities do not vary significantly from period to period reflecting the fact that they predominately relate to recurring service contracts with service periods of less than one year such as monthly current account services and quarterly asset management services. As a result, prior period balances of contract liabilities are generally recognized in revenue in the subsequent period. There are some contracts where customer payment in exchange for services provided by the Group over the service period are not required until the end of the contract period. If the Group is virtually certain to receive payment at the end of the contract period, a contract asset and respective commission and fee income is recognized when services are performed. As of December 31, 2024 and 2023, the bank has recognized no material contract assets.
233
Deutsche Bank
Annual Report 2024

07 –
Net gains (losses) from derecognition of financial assets measured at amortized cost

For the twelve months ended December 31, 2024, the Group sold financial assets measured at amortized cost of € 656 million (December 31, 2023: € 559 million and December 31, 2022: € 473 million). The sales related primarily to a Hold to Collect portfolio in Investment Bank, Private Bank, and Corporate Bank.
The table below presents the gains and (losses) arising from derecognition of these securities.
in € m.	2024	2023	2022
Gains	10	5	11
Losses	(21)	(101)	(13)
Net gains (losses) from derecognition of financial assets measured at amortized cost	(11)	(96)	(2)

08 –
Other income (loss)
in € m.	2024	2023	2022
Other income (loss):
Insurance premiums	12	4	3
Net income (loss) from hedge relationships qualifying for hedge accounting	386	335	(594)
Remaining other income (loss)[1]	(131)	48	937
Total other income (loss)	267	387	346

1 Includes net gains (losses) of € 32 million , € 41 million and € 404 million for the years ended December 31, 2024, 2023 and 2022, respectively, that are related to non-current assets and disposal groups held for sale
09 –
General and administrative expenses
in € m.	2024	2023	2022
General and administrative expenses:
Information Technology	3,610	3,755	3,680
Occupancy, furniture and equipment expenses	1,624	1,478	1,429
Regulatory, Tax & Insurance[1]	1,028	1,399	1,285
Professional services	763	899	858
Banking Services and outsourced operations	964	964	881
Market Data and Research Services	400	374	378
Travel expenses	153	143	110
Marketing expenses	149	203	165
Other expenses[2]	2,552	899	943
Total general and administrative expenses	11,243	10,112	9,728

1 Includes bank levy of € 172 million in 2024, € 528 million in 2023 and € 762 million in 2022
2 Includes litigation related expenses of € 2.0 billion in 2024 and € 311 million in 2023 and € 413 million in 2022; see Note 27 “Provisions”, for more details on litigation
234
Deutsche Bank
Annual Report 2024

10 –
Restructuring

In 2024, Restructuring is primarily driven by the implementation of the Group’s Global Hausbank strategic agenda. The Group has defined and is in the process of implementing efficiency measures that aim to contribute to achieving the bank’s 2025 targets. Restructuring in prior periods relates to measures as part of the previous strategy “Compete to win” which the bank continues to implement.
Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.
In 2024, the Group made significant progress in strategic transformation, with several restructuring programs concluding and the underlying assumptions for the remaining restructuring provisions reviewed resulting in a partial release of provisions of € 149 million. Additionally, the Group initiated new restructuring programs during 2024 requiring provisions of € 138 million and recognized further expense on existing programs of € 8 million. Overall in 2024, the Group recognized a credit of € 3 million in the Consolidated Statement of Income
Net restructuring expense by division
in € m.	2024	2023	2022
Corporate Bank	(1)	(4)	(19)
Investment Bank	(0)	(3)	15
Private Bank	(3)	228	(113)
Asset Management	0	0	0
Corporate & Other	0	(1)	(2)
Total Net Restructuring Charges	(3)	220	(118)

Net restructuring by type
in € m.	2024	2023	2022
Restructuring – Staff related	(5)	178	(117)
thereof:
Termination Benefits	(6)	176	(132)
Retention Acceleration	0	1	15
Social Security	1	1	0
Restructuring – Non Staff related	1	42	(1)
Total Net Restructuring Charges	(3)	220	(118)

Provisions for restructuring amounted to € 273 million, € 333 million and € 248 million as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The majority of the current provisions for restructuring are expected to be utilized in the next year.
During 2024, 168 full-time equivalent staff was reduced through restructuring (2023: 476 and 2022: 903).
Organizational changes
Full-time equivalent staff	2024	2023	2022
Corporate Bank	10	29	113
Investment Bank	5	9	54
Private Bank	116	377	594
Asset Management	2	0	1
Infrastructure	35	61	141
Total full-time equivalent staff	168	476	903

235
Deutsche Bank
Annual Report 2024

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
Computation of basic and diluted earnings per share
in € m.	2024	2023	2022
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	4,342	6,332	5,420
Coupons paid on additional equity components	(574)	(498)	(479)
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	3,768	5,834	4,940
Effect of dilutive securities	0	0	0
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	3,768	5,834	4,940
Number of shares in million
Weighted-average shares outstanding – denominator for basic earnings per share	1,993.6	2,064.1	2,084.9
Effect of dilutive securities:
Deferred shares	45.7	39.9	40.7
Other (including trading options)	0.0	0.0	0.0
Dilutive potential common shares	45.7	39.9	40.7
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	2,039.3	2,104.0	2,125.6

Earnings per share
in €	2024	2023	2022
Basic earnings per share	1.89	2.83	2.37
Diluted earnings per share	1.85	2.77	2.32

There were no instruments outstanding that could potentially dilute basic earnings per share and are not included in the calculation of diluted earnings per share as of December 31, 2024.
236
Deutsche Bank
Annual Report 2024

Notes to the consolidated balance sheet

12 –
Financial assets/liabilities at fair value through profit or loss
in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets classified as held for trading:
Trading assets:
Trading securities	124,857	115,832
Other trading assets[1]	14,914	9,443
Total trading assets	139,772	125,275
Positive market values from derivative financial instruments	291,800	251,877
Total financial assets classified as held for trading	431,571	377,151
Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	88,736	65,937
Securities borrowed	15,913	13,036
Loans	1,954	812
Other financial assets mandatory at fair value through profit or loss	7,721	8,261
Total Non-trading financial assets mandatory at fair value through profit or loss	114,324	88,047
Financial assets designated at fair value through profit or loss:
Loans	0	75
Other financial assets designated at fair value through profit or loss	0	0
Total financial assets designated at fair value through profit or loss	0	75
Total financial assets at fair value through profit or loss	545,895	465,273

1 Includes traded loans of € 11.4 billion and € 8.2 billion at December 31, 2024 and 2023 respectively
in € m.	Dec 31, 2024	Dec 31, 2023
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	41,864	43,114
Other trading liabilities	1,635	890
Total trading liabilities	43,498	44,005
Negative market values from derivative financial instruments	276,410	238,278
Total financial liabilities classified as held for trading	319,908	282,283
Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	69,121	72,377
Loan commitments	6	5
Long-term debt	22,203	10,709
Other financial liabilities designated at fair value through profit or loss	717	636
Total financial liabilities designated at fair value through profit or loss	92,047	83,727
Investment contract liabilities	454	484
Total financial liabilities at fair value through profit or loss	412,409	366,494

Financial assets & liabilities designated at fair value through profit or loss
The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans was € 0 million and € 75 million as of December 31, 2024, and 2023, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.
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
237
Deutsche Bank
Annual Report 2024

Changes in fair value of financial assets attributable to movements in counterparty credit risk
in € m.	Dec 31, 2024	Dec 31, 2023
Notional value of financial assets exposed to credit risk	0	75
Annual change in the fair value reflected in the Statement of Income	0	1
Cumulative change in the fair value	0	(0)
Notional of credit derivatives used to mitigate credit risk	0	40
Annual change in the fair value reflected in the Statement of Income	0	(0)
Cumulative change in the fair value	0	(1)

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1
in € m.	Dec 31, 2024	Dec 31, 2023
Presented in Other comprehensive Income
Cumulative change in the fair value	(157)	19
Presented in Statement of income
Annual change in the fair value reflected in the Statement of Income	0	0
Cumulative change in the fair value	0	0

1 The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entities have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds
Transfers of the cumulative gains or losses within equity during the period
in € m.	Dec 31, 2024	Dec 31, 2023
Cumulative gains or losses within equity during the period	0	0

Amounts realized on derecognition of liabilities designated at fair value through profit or loss
in € m.	Dec 31, 2024	Dec 31, 2023
Amount presented in other comprehensive income realized at derecognition	(8)	0

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1
in € m.	Dec 31, 2024	Dec 31, 2023
Including undrawn loan commitments²	1,085	1,769
Excluding undrawn loan commitments	497	1,104

1 Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date
2 The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility
238
Deutsche Bank
Annual Report 2024

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
239
Deutsche Bank
Annual Report 2024

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
240
Deutsche Bank
Annual Report 2024

Valuation techniques
The Group has an established valuation control framework which governs internal control standards, methodologies, valuation techniques and procedures over the valuation process and fair value measurement. The current market conditions including the ongoing macro-economic challenges and geopolitical uncertainties required additional focus and review in certain areas, during the year 2024 including assessment of bid-offer spreads to ensure they are representative of fair value.
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
241
Deutsche Bank
Annual Report 2024

Financial liabilities designated at fair value through profit or loss under the fair value option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability (i.e., own credit adjustment (OCA) for structured notes). Under IFRS 9, the own credit component of change in the fair value is reported under other comprehensive income (OCI). Financial liabilities included in this classification are structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve (i.e., utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset).
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
242
Deutsche Bank
Annual Report 2024

Financial instruments held at fair value1
	Dec 31, 2024			Dec 31, 2023
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	52,387	78,237	9,148	53,095	62,760	9,420
Trading securities	52,387	69,507	2,964	52,886	59,752	3,194
Other trading assets	0	8,730	6,184	210	3,007	6,226
Positive market values from derivative financial instruments	940	282,927	7,933	2,198	241,481	8,198
Non-trading financial assets mandatory at fair value through profit or loss	1,346	107,173	5,805	2,275	80,744	5,028
Financial assets designated at fair value through profit or loss	0	0	0	0	75	0
Financial assets at fair value through other comprehensive income	21,901	16,806	3,383	18,273	14,324	2,949
Other financial assets at fair value	1,460	(1,135)[2]	12	1,353	(489)[2]	5
Total financial assets held at fair value	78,034	484,008	26,281	77,193	398,894	25,599

Financial liabilities held at fair value:
Trading liabilities	30,765	12,614	119	36,361	7,617	27
Trading securities	30,765	11,073	26	36,361	6,727	26
Other trading liabilities	0	1,542	93	0	890	0
Negative market values from derivative financial instruments	2,238	265,464	8,707	2,333	228,280	7,666
Financial liabilities designated at fair value through profit or loss	0	87,479	4,569	169	80,309	3,248
Investment contract liabilities	0	454	0	0	484	0
Other financial liabilities at fair value	539	3,101[2]	(13)[3]	486	1,194[2]	(85)[3]
Total financial liabilities held at fair value	33,543	369,113	13,382	39,349	317,884	10,856

1 Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”
2 Predominantly relates to derivatives qualifying for hedge accounting
3 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications
During the year 2024, there were transfers in trading securities and non-trading financial assets from Level 1 to Level 2 amounting to € 14 billion of assets and € 6 billion of liabilities; along with transfers from Level 2 to Level 1 of € 9 billion in assets and € 3 billion in liabilities. The assessment of Level 1 versus Level 2 is based on liquidity testing procedures.
243
Deutsche Bank
Annual Report 2024

Analysis of financial instruments with fair value derived from valuation techniques containing significant unobservable parameters (Level 3)

Some of the financial assets and financial liabilities in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented gross.
Trading securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period is driven by sales, settlements, and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by purchases and gains.
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
The decrease in assets during the period are driven by settlements and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by gains. The increase in liabilities during the period are driven by losses, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by settlements.
Other trading Instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The decrease in the period is driven by settlements, sales and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by issuances, purchases and gains.
Non-trading financial assets mandatory at fair value through profit or loss classified in Level 3 of fair value hierarchy include any non-trading financial asset that does not fall into the hold to collect nor hold to collect and sell business models. This includes predominately reverse repurchase agreements which are managed on a fair value basis. Additionally, any financial asset that falls into the hold to collect or hold to collect and sell business models for which the contractual cash flow characteristics are not SPPI. The increase in the period is driven by purchases, issuances and gains, partially offset by settlements and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments.
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
In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. There are no assets designated at fair value during the period. The increase in liabilities during the period is driven by issuances and losses partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements.
Financial assets at fair value through other comprehensive income include non-performing loan portfolios where there is no trading intent, and the market is very illiquid. The increase in the period is driven by issuances, purchases, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and gains, partially offset by settlements and sales.
244
Deutsche Bank
Annual Report 2024

Reconciliation of financial instruments classified in Level 3
Reconciliation of financial instruments classified in Level 3
	Dec 31, 2024
in € m.	Balance, beginning of year	Changes in the group of consoli- dated companies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	2,995	0	230	1,985	(1,558)	0	(482)	371	(577)	2,964
Positive market values from derivative financial instruments	8,198	0	454	0	0	0	(583)	2,257	(2,394)	7,933
Other trading assets	6,226	0	77	814	(1,378)	2,513	(2,016)	706	(756)	6,184
Non-trading financial assets mandatory at fair value through profit or loss	5,226	(1)	88	1,736	(80)	736	(1,098)	365	(1,170)	5,805
Financial assets designated at fair value through profit or loss	0	0	0	0	0	0	0	0	0	0
Financial assets at fair value through other comprehensive income	2,949	0	126[5]	776	(378)	978	(1,322)	716	(462)	3,383
Other financial assets at fair value	5	0	3	0	0	0	0	5	(1)	12
Total financial assets held at fair value	25,599	(1)	977[6,7]	5,311	(3,393)	4,227	(5,501)	4,421	(5,359)	26,281
Financial liabilities held at fair value:
Trading securities	26	0	(0)	0	0	0	0	0	0	26
Negative market values from derivative financial instruments	7,666	0	1,186	0	0	0	(175)	2,156	(2,126)	8,707
Other trading liabilities	0	0	0	0	0	0	93	0	0	93
Financial liabilities designated at fair value through profit or loss	3,248	0	129	0	0	2,958	(474)	377	(1,669)	4,569
Other financial liabilities at fair value	(85)	0	102	0	0	0	18	1	(49)	(13)
Total financial liabilities held at fair value	10,856	0	1,417[6,7]	0	0	2,958	(537)	2,533	(3,844)	13,382

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters
2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements
4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year
5 Total gains and losses on financial assets at fair value through other comprehensive income include a gain of € 29 million recognized in other comprehensive income, net of tax
6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 362 million and for total financial liabilities held at fair value this is a loss of € 19 million
7 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains
245
Deutsche Bank
Annual Report 2024

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
246
Deutsche Bank
Annual Report 2024

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
If the Group marked Level 3 financial instruments using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, as of December 31, 2024 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.3 billion. As of December 31, 2023 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.3 billion.
The changes in sensitive amounts from December 31, 2023 to December 31, 2024 were an increase in positive fair value movement of € 261 million, and an increase in negative fair value movement of € 64 million.
The change in positive fair value movements from December 31, 2023 to December 31, 2024 represents a 15 % increase and the change in negative fair value movements represents a 5 % increase. In the period, the bank has made refinements to the methodology for the calculation of L3 fair value sensitivity. These do not change the fair value of the L3 financial instruments. The Group’s sensitivity calculation of unobservable parameters for level 3 continues to align to the approach used to assess valuation uncertainty for prudent valuation purposes.
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
247
Deutsche Bank
Annual Report 2024

Breakdown of the sensitivity analysis by type of instrument1
	Dec 31, 2024		Dec 31, 2023
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	308	276	196	221
Commercial mortgage-backed securities	17	17	16	27
Mortgage and other asset-backed securities	11	11	12	19
Corporate, sovereign and other debt securities	280	248	167	176
Equity securities	78	77	94	93
Derivatives:
Credit	207	105	200	101
Equity	36	33	44	38
Interest related	798	337	633	368
Foreign Exchange	56	24	47	17
Other	110	105	91	86
Loans:
Loans	458	387	486	355
Other	0	0	0	0
Total	2,052	1,343	1,790	1,278

1 Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table
248
Deutsche Bank
Annual Report 2024

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
249
Deutsche Bank
Annual Report 2024

Financial instruments classified in Level 3 and quantitative information about unobservable inputs
	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	31	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	167	1,486
Mortgage- and other asset-backed securities	93	0	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	106	1,027
				Recovery rate	60%	85%
				Constant default rate	0%	4%
				Constant prepayment rate	4%	18%
Total mortgage- and other asset-backed securities	124	0
Debt securities and other debt obligations	4,379	4,537	Price based	Price	0%	300%
Held for trading	2,726	26	Discounted cash flow	Credit spread (bps)	9	651
Corporate, sovereign and other debt securities	2,726
Non-trading financial assets mandatory at fair value through profit or loss	1,499
Designated at fair value through profit or loss	0	4,512
Financial assets at fair value through other comprehensive income	154
Equity securities	809	0	Market approach	Price per net asset value	0%	100%
Held for trading	114	0		Enterprise value/EBITDA (multiple)	5	14
				Enterprise value/Revenue (multiple)	1	15
Non-trading financial assets mandatory at fair value through profit or loss	695		Discounted cash flow	Weighted average cost capital	9%	20%
Designated at fair value through profit or loss	0		Price based	Price	0%	100%
Loans	10,817	93	Price based	Price	0%	123%
Held for trading	5,931	93	Discounted cash flow	Credit spread (bps)	100	1,621
Non-trading financial assets mandatory at fair value through profit or loss	1,779
Designated at fair value through profit or loss	0	0		Recovery rate	40%	84%
Financial assets at fair value through other comprehensive income	3,107
Loan commitments	0	6	Discounted cash flow	Credit spread (bps)	226	954
				Recovery rate	40%	84%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	2,208[2]	51[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	30	285
Total non-derivative financial instruments held at fair value	18,336	4,688

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position
2 Other financial assets include € 253 million of other trading assets, € 1.8 billion of other non-trading financial assets mandatory at fair value, and € 123 million other financial assets at fair value through other comprehensive income
3 Other financial liabilities include € 51 million of securities sold under repurchase agreements designated at fair value
250
Deutsche Bank
Annual Report 2024

Dec 31, 2024
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,218	5,207	Discounted cash flow	Swap rate (bps)	(4,176)	3,975
				Inflation swap rate	0%	5%
				Constant default rate	0%	12%
				Constant prepayment rate	4%	16%
			Option pricing model	Inflation volatility	0%	6%
				Interest rate volatility	0%	3%
				IR - IR correlation	(10) %	99%
				Hybrid correlation	(70) %	55%
Credit derivatives	510	562	Discounted cash flow	Credit spread (bps)	15	1,148
				Recovery rate	0%	40%
			Correlation pricing model	Credit correlation	0%	0%
Equity derivatives	642	1,201	Option pricing model	Stock volatility	2%	86%
				Index volatility	9%	27%
				Index - index correlation	0%	0%
				Stock - stock correlation	0%	0%
				Stock Forwards	0%	1%
				Index Forwards	0%	1%
FX derivatives	995	1,470	Option pricing model	Volatility	(9) %	33%
				Quoted Vol	0%	0%
			Discounted cash flow	Swap rate (bps)	(3)	100
Other derivatives	580	254[1]	Discounted cash flow	Credit spread (bps)	286	626
			Option pricing model	Index volatility	0%	160%
				Price	17%	75%
				Commodity correlation	0%	87%
Total market values from derivative financial instruments	7,945	8,694

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated
251
Deutsche Bank
Annual Report 2024

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
252
Deutsche Bank
Annual Report 2024

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
Annual Report 2024

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
in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets held at fair value:
Trading securities	113	29
Positive market values from derivative financial instruments	1,535	1,347
Other trading assets	(54)	59
Non-trading financial assets mandatory at fair value through profit or loss	57	(47)
Financial assets designated at fair value through profit or loss	0	0
Financial assets at fair value through other comprehensive income	(4)	(2)
Other financial assets at fair value	(3)	(0)
Total financial assets held at fair value	1,645	1,385
Financial liabilities held at fair value:
Trading securities	0	4
Negative market values from derivative financial instruments	(1,930)	(1,287)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(104)	(53)
Other financial liabilities at fair value	(102)	(268)
Total financial liabilities held at fair value	(2,135)	(1,604)
Total	(490)	(219)

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
in € m.	2024	2023
Balance, beginning of year	577	550
New trades during the period	343	295
Amortization	(141)	(144)
Matured trades	(53)	(69)
Subsequent move to observability[1]	(36)[2]	(53)
Exchange rate changes	1	(1)
Balance, end of year	691	577

1 This includes situations where an input remains unobservable but has become insignificant in relation to the deferred trade date profit in periods subsequent to the trade date
2 During the second quarter of 2024, the Group refined its methodology for the significance test of unobservable inputs subsequent to the trade date. This resulted in release of € 15 million in the second quarter of 2024
254
Deutsche Bank
Annual Report 2024

14 –
Fair Value of Financial Instruments not carried at Fair Value

Financial instruments not carried at fair value are not managed on a fair value basis. For these instruments fair values are calculated for disclosure purposes only and do not impact the Group balance sheet or income statement. Additionally, since the instruments generally do not trade, there is significant management judgment required to determine these fair values. Differences between the carrying value and the fair value correspond to the movements in interest rates during the period.
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
– The fair value of the corporate lending portfolio is estimated predominantly by discounting the loan until it’s maturity, based on the loan specific credit spreads and Deutsche Bank’s funding costs.
– For long-term debt and trust preferred securities, fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash flows at a rate at which an instrument with similar characteristics is quoted in the market.
– A discounted cash flow model is generally used for determining the fair value of long-term deposits since market data is usually not available. In addition to the yield curve, Deutsche Bank’s own credit spread is also considered. Credit spreads of the respective counterparties are not used in the measurement of fair value on financial liabilities at amortized cost.
For these financial instruments carried at amortized costs, the disclosed fair value is categorized under the IFRS fair value hierarchy (i.e., Level 1, Level 2, and Level 3) as outlined in Note 13 - “Financial Instruments carried at Fair Value”. In general, Level 1 includes Cash and Central bank balances; Level 2 includes Interbank balances (w/o central banks), Central bank funds sold, and securities purchased under resale agreements, Securities borrowed, Other financial assets, Deposits, Central bank funds purchased, and securities sold under repurchase agreements, Securities loaned, Other short-term borrowings, Other financial liabilities, Long- term debt and Trust preferred securities; and Level 3 includes Loans.
255
Deutsche Bank
Annual Report 2024

Estimated fair value of financial instruments not carried at fair value on the balance sheet1
	Dec 31, 2024
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	147,494	147,494	147,494	0	0
Interbank balances (w/o central banks)	6,160	6,160	(0)	6,160	0
Central bank funds sold and securities purchased under resale agreements	40,803	40,923	0	40,923	0
Securities borrowed	44	44	0	44	0
Loans	483,897	470,058	0	13,338	456,720
Other financial assets	92,572	91,214	12,063	78,482	669
Financial liabilities:
Deposits	667,700	667,609	2	667,607	0
Central bank funds purchased and securities sold under repurchase agreements	3,740	3,727	0	3,727	0
Securities loaned	2	2	0	2	0
Other short-term borrowings	9,895	9,903	0	9,903	0
Other financial liabilities	79,371	79,371	2,237	77,134	0
Long-term debt	114,899	114,496	0	112,033	2,463
Trust preferred securities	287	273	0	273	0

	Dec 31, 2023
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	178,416	178,416	178,416	0	0
Interbank balances (w/o central banks)	6,140	6,140	0	6,140	0
Central bank funds sold and securities purchased under resale agreements	14,725	14,778	0	14,034	744
Securities borrowed	39	39	0	39	0
Loans	479,353	454,972	0	11,519	443,453
Other financial assets	106,617	105,132	13,304	90,973	855
Financial liabilities:
Deposits	625,486	624,731	2	624,729	0
Central bank funds purchased and securities sold under repurchase agreements	3,038	3,031	0	3,031	0
Securities loaned	3	3	0	3	0
Other short-term borrowings	9,620	9,628	0	9,628	0
Other financial liabilities	99,272	99,272	1,961	97,311	0
Long-term debt	119,390	117,510	0	113,723	3,787
Trust preferred securities	289	264	0	264	0

1 Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”
As of December 31, 2024, the difference between the fair value and the carrying value of loans is primarily driven by the current interest rates on long-dated retail mortgages in Germany compared to the contractual rate. For long-term debt and trust preferred securities, the difference between fair value and carrying value is due to the change in interest rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to the rate the instrument was issued at. The carrying values included in the table do not include any impacts from economic hedges.
256
Deutsche Bank
Annual Report 2024

15 –
Financial assets at fair value through other comprehensive income
in € m.	Dec 31, 2024	Dec 31, 2023
Securities purchased under resale agreement	2,786	1,805
Debt securities:
German government	2,006	1,566
U.S. Treasury and U.S. government agencies	10,640	9,232
U.S. local (municipal) governments	719	446
Other foreign governments	18,661	15,672
Corporates	189	686
Other asset-backed securities	0	0
Mortgage-backed securities, including obligations of U.S. federal agencies	414	442
Other debt securities	1,607	831
Total debt securities	34,236	28,874
Loans	5,068	4,867
Total financial assets at fair value through other comprehensive income	42,090	35,546

16 –
Equity Method Investments
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.
The Group holds interests in 49 associates and 8 jointly controlled entities as of December 31, 2024 (54 and 6, respectively, as of December 31, 2023). None of the investments are considered to be material to the Group, based on the carrying value of the investment or the Group’s income from the investee.
The investment in Huarong Rongde Asset Management Company Limited, Beijing, China and Harvest Fund Management Company Limited, Shanghai, China were previously reported as material equity method investments, but are no longer considered to be material to the Group as of December 31, 2024 and are included in the aggregated financial information in the table below. Prior year’s comparatives have been aligned to the presentation in the current year.
Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial
in € m.	Dec 31, 2024	31-Dec-23
Carrying amount of all associates that are individually immaterial to the Group	1,028	1,013
Aggregated amount of the Group's share of profit (loss) from continuing operations[1]	(4)	(107)
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	0	0
Aggregated amount of the Group's share of other comprehensive income	(1)	(16)
Aggregated amount of the Group's share of total comprehensive income	(5)	(123)

1 Includes share of net loss from Huarong Rongde Asset Management Company Limited, for € 32 million and € 129 million , respectively, as of December 31,2024 and December 31,2023 .
257
Deutsche Bank
Annual Report 2024

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
Assets
	Dec 31, 2024
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	54,483	(14,429)	40,053	0	0	(39,831)	223
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	749	0	749	0	0	(749)	0
Securities borrowed (enforceable)	32	0	32	0	0	(32)	0
Securities borrowed (non-enforceable)	11	0	11	0	0	0	11
Financial assets at fair value through profit or loss (enforceable)	615,693	(232,705)	382,988	(231,243)	(33,729)	(108,134)	9,882
Of which: Positive market values from derivative financial instruments (enforceable)	298,563	(16,164)	282,399	(229,605)	(33,689)	(9,392)	9,713
Financial assets at fair value through profit or loss (non-enforceable)	162,908	0	162,908	0	(1,303)	(6,993)	154,611
Of which: Positive market values from derivative financial instruments (non-enforceable)	9,400	0	9,400	0	(1,188)	(1,344)	6,868
Total financial assets at fair value through profit or loss	778,601	(232,705)	545,895	(231,243)	(35,032)	(115,127)	164,494
Loans at amortized cost	483,897	0	483,897	0	(10,836)	(72,983)	400,078
Other assets	105,704	(4,526)	101,178	(24,750)	(52)	(30)	76,346
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	362	(25)	337	(210)	(52)	(30)	45
Remaining assets subject to netting	2,786	0	2,786	0	0	0	2,786
Remaining assets not subject to netting	216,430	0	216,430	0	(623)	(4,438)	211,369
Total assets	1,642,694	(251,661)	1,391,033	(255,993)	(46,543)	(233,190)	855,307

1 Excludes real estate and other non-financial instrument collateral.
258
Deutsche Bank
Annual Report 2024

Liabilities
	Dec 31, 2024
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Deposits	667,700	0	667,700	0	0	0	667,700
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	16,819	(14,429)	2,390	0	0	(2,390)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,350	0	1,350	0	0	(123)	1,227
Securities loaned (enforceable)	1	0	1	0	0	(1)	0
Securities loaned (non-enforceable)	1	0	1	0	0	(1)	0
Financial liabilities at fair value through profit or loss (enforceable)	609,711	(232,683)	377,028	(230,472)	(23,677)	(66,495)	56,383
Of which: Negative market values from derivative financial instruments (enforceable)	284,351	(16,613)	267,738	(228,718)	(23,677)	(2,458)	12,884
Financial liabilities at fair value through profit or loss (non-enforceable)	35,382	0	35,382	0	(607)	(3,332)	31,442
Of which: Negative market values from derivative financial instruments (non-enforceable)	8,672	0	8,672	0	(607)	(142)	7,923
Total financial liabilities at fair value through profit or loss	645,092	(232,683)	412,409	(230,472)	(24,285)	(69,828)	87,825
Other liabilities	100,165	(4,549)	95,616	(37,086)	(91)	(101)	58,338
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,699	(24)	1,676	(1,098)	(91)	(101)	386
Remaining liabilities not subject to netting	129,700	0	129,700	0	(6)	0	129,694
Total liabilities	1,560,829	(251,661)	1,309,168	(267,559)	(24,382)	(72,444)	944,784

Assets
	Dec 31, 2023
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,574	(9,999)	11,574	0	0	(11,491)	84
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,151	0	3,151	0	0	(2,270)	881
Securities borrowed (enforceable)	33	0	33	0	0	(33)	0
Securities borrowed (non-enforceable)	6	0	6	0	0	0	6
Financial assets at fair value through profit or loss (enforceable)	513,839	(199,135)	314,704	(197,447)	(32,109)	(74,885)	10,263
Of which: Positive market values from derivative financial instruments (enforceable)	259,177	(15,657)	243,520	(195,517)	(32,092)	(5,766)	10,145
Financial assets at fair value through profit or loss (non-enforceable)	150,569	0	150,569	0	(1,227)	(10,167)	139,174
Of which: Positive market values from derivative financial instruments (non-enforceable)	8,357	0	8,357	0	(1,101)	(1,077)	6,178
Total financial assets at fair value through profit or loss	664,408	(199,135)	465,273	(197,447)	(33,337)	(85,052)	149,437
Loans at amortized cost	479,353	0	479,353	0	(11,317)	(69,594)	398,442
Other assets	123,694	(8,997)	114,697	(24,019)	(79)	(13)	90,587
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	911	(42)	869	(644)	(79)	(13)	133
Remaining assets subject to netting	1,805	0	1,805	0	0	0	1,805
Remaining assets not subject to netting	241,373	0	241,373	0	(73)	(3,533)	237,767
Total assets	1,535,397	(218,131)	1,317,266	(221,466)	(44,805)	(171,985)	879,010

1 Excludes real estate and other non-financial instrument collateral.
259
Deutsche Bank
Annual Report 2024

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
260
Deutsche Bank
Annual Report 2024

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
Loans by industry classification
in € m.	Dec 31, 2024	Dec 31, 2023
Agriculture, forestry and fishing	336	386
Mining and quarrying	4,342	3,130
Manufacturing	28,359	30,564
Electricity, gas, steam and air conditioning supply	5,017	4,734
Water supply, sewerage, waste management and remediation activities	598	486
Construction	4,604	4,494
Wholesale and retail trade, repair of motor vehicles and motorcycles	22,481	22,127
Transport and storage	5,347	5,617
Accommodation and food service activities	2,749	1,865
Information and communication	9,940	8,082
Financial and insurance activities	133,350	116,298
Real estate activities	51,535	50,793
Professional, scientific and technical activities	6,623	6,958
Administrative and support service activities	9,496	9,385
Public administration and defense, compulsory social security	6,235	6,131
Education	313	281
Human health services and social work activities	4,170	4,432
Arts, entertainment and recreation	840	1,072
Other service activities	7,341	5,624
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	204,282	216,056
Activities of extraterritorial organizations and bodies	22	0
Gross loans	507,981	498,516
(Deferred expense)/unearned income	1,352	1,675
Loans less (deferred expense)/unearned income	506,629	496,841
Less: Allowance for loan losses	5,697	5,208
Total loans	500,932	491,632

261
Deutsche Bank
Annual Report 2024

19 –
Allowance for Credit Losses

The allowance for credit losses consists of allowance for financial assets at amortized cost, financial assets at fair value through OCI and off-balance sheet lending commitments and guarantee business.
Development of allowance for credit losses for financial assets at amortized cost
	Dec 31, 2024
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	0	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	0	0	(9)
Financial assets that have been derecognized during the period³	0	0	(1,229)	0	(1,229)
Recovery of written off amounts	0	0	157	0	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk¹	(24)	59	1,814	3	1,852

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024
3 This position includes charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2024 and € 0 million in 2023
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
	Dec 31, 2022
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	440	532	3,740	182	4,895
Movements in financial assets including new business and credit extensions	(32)	204	887	22	1,081
Transfers due to changes in creditworthiness	122	(121)	(0)		0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period³	0	0	(1,014)	(28)	(1,043)
Recovery of written off amounts	0	0	68	3	71
Foreign exchange and other changes	2	12	(25)	1	(10)
Balance, end of reporting period	533	626	3,656	180	4,995
Provision for Credit Losses excluding country risk¹	90	82	886	22	1,081

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
262
Deutsche Bank
Annual Report 2024

Allowance for credit losses for financial assets at fair value through OCI1
	Dec 31, 2024
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	12	16	10	0	38

1 Allowance for credit losses against financial assets at fair value through OCI remained at very low levels ( € 48 million at December 31, 2023 and € 38 million as of December 31, 2024 ). Due to immateriality, we do not provide any details on the year-over-year development.
	Dec 31, 2023
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	13	13	22	0	48

1 Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels ( € 69 million at December 31, 2022 and € 48 million as of December 31, 2023 ). Due to immateriality, we do not provide any details on the year-over-year development.
	Dec 31, 2022
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	14	12	43	0	69

1
Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels ( € 41 million at December, 31, 2021 and € 69 million as of December 31, 2022, respectively). Due to immateriality, we do not provide any details on the year-over-year development.
Development of allowance for credit losses for off-balance sheet positions
	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	0	393
Movements including new business	(22)	3	(19)	0	(38)
Transfers due to changes in creditworthiness	10	(9)	(0)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(1)	5	0	6
Balance, end of reporting period	106	82	173	0	361
of which: Financial guarantees	67	49	99	0	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	0	(38)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024
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
263
Deutsche Bank
Annual Report 2024

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
Information on asset types and associated transactions that did not qualify for derecognition
in € m.	Dec 31, 2024	Dec 31, 2023
Carrying amount of transferred assets
Trading securities not derecognized due to the following transactions:
Repurchase agreements	40,438	45,106
Securities lending agreements	8,313	10,155
Total return swaps	14,013	4,483
Other	2,523	5,060
Total trading securities	65,288	64,804
Other trading assets	51	138
Non-trading financial assets mandatory at fair value through profit or loss	107	203
Financial assets at fair value through other comprehensive income	5,134	7,080
Loans at amortized cost[1]	17	26
Others	4,335	8,674
Total	74,931	80,924
Carrying amount of associated liabilities	66,654	70,706

¹ Other traded loans where the associated liability is recourse only to the transferred assets had carrying value and fair value of € 0 million and € 20 million as at December 31, 2024 and December 31, 2023 respectively. The associated liabilities had the same carrying value and fair value which resulted in a net position of € 0 million and € 0 million as at December 31, 2024 and December 31, 2023 respectively
Carrying value of assets transferred to the Group has continuing involvement
in € m.	Dec 31, 2024	Dec 31, 2023
Carrying amount of the original assets transferred
Trading securities	1,073	1,043
Non-trading financial assets mandatory at fair value through profit or loss	0	317
Carrying amount of the assets continued to be recognized
Trading securities	26	28
Non-trading financial assets mandatory at fair value through profit or loss	0	16
Carrying amount of associated liabilities	52	78

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
264
Deutsche Bank
Annual Report 2024

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full
	Dec 31,2024			Dec 31,2023
in € m.	Carrying value	Fair value	Maximum Exposure to Loss¹	Carrying value	Fair value	Maximum Exposure to Loss¹
Loans at amortized cost
Securitization notes	441	397	397	389	344	344
Other	0	0	0	0	0	0
Total loans at amortized cost	441	397	397	389	344	344
Financial assets held at fair value through profit or loss
Securitization notes	0	0	0	23	23	23
Non-standard Interest Rate, cross-currency or inflation-linked swap	0	0	0	0	0	0
Total financial assets held at fair value through profit or loss	0	0	0	23	23	23
Financial assets at fair value through other comprehensive income:
Securitization notes	669	560	560	706	592	592
Other	0	0	0	0	0	0
Total financial assets at fair value through other comprehensive income	669	560	560	706	592	592
Total financial assets representing on-going involvement	1,110	957	957	1,118	959	959
Financial liabilities held at fair value through profit or loss
Non-standard Interest Rate, cross-currency or inflation-linked swap	(0)	(0)	0	0	0	0
Total financial liabilities representing on-going involvement	(0)	(0)	0	0	0	0

1 The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities
The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full
	Dec 31,2024			Dec 31,2023
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	50	220	25	48	164	7
Non-standard Interest Rate, cross-currency or inflation-linked swap	(0)	(0)	0	0	0	0
Net gains/(losses) recognized from on-going involvement in derecognized assets	50	220	25	48	164	7

The Group pledges assets primarily as collateral against secured funding and for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described. As at December 31, 2024 the bank had securitized loans of € 11 billion and the secured own bonds were pledged as collateral into various market standard securities financing transactions. The encumbered loans below include these balances.
265
Deutsche Bank
Annual Report 2024

Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1
in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets at fair value through profit or loss	58,749	55,166
Financial assets at fair value through other comprehensive income	5,263	7,222
Loans	41,758	54,148
Other	4,462	9,610
Total	110,231	126,146

1 Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities
Total assets pledged to creditors available for sale or repledge1
in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets at fair value through profit or loss	55,310	57,143
Financial assets at fair value through other comprehensive income	5,013	7,073
Loans	4,618	5,428
Other	2,904	7,815
Total	67,845	77,459

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
Fair Value of collateral received
in € m.	Dec 31, 2024	Dec 31, 2023
Securities and other financial assets accepted as collateral	479,022	379,573
Of which:
Collateral sold or repledged	366,245	324,757

266
Deutsche Bank
Annual Report 2024

21 –
Property and Equipment
in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Property and equipment owned (IAS 16)	Right-of-use for leased assets (IFRS 16)	Total
Cost of acquisition:
Balance as of January 1, 2023	503	2,434	3,523	216	6,676	6,187	12,863
Changes in the group of consolidated companies	0	(8)	7	0	(1)	34	34
Additions	0	84	40	297	422	263	685
Transfers	0	23	193	(50)	167	251	419
Reclassifications (to)/from “held for sale”	(22)	0	0	0	(22)	0	(22)
Disposals	41	113	643	0	798	152	950
Exchange rate changes	1	(27)	(43)	(2)	(71)	(77)	(148)
Balance as of December 31, 2023	441	2,393	3,078	461	6,374	6,507	12,881
Changes in the group of consolidated companies	0	(1)	(0)	0	(1)	(0)	(1)
Additions	1	128	107	293	528	145	673
Transfers	106	77	334	(394)	122	237	360
Reclassifications (to)/from “held for sale”	0	0	0	0	0	0	0
Disposals	0	199	281	1	482	156	638
Exchange rate changes	(1)	33	59	1	93	115	208
Balance as of December 31, 2024	547	2,431	3,298	360	6,636	6,848	13,484
Accumulated depreciation and impairment:
Balance as of January 1, 2023	286	2,022	2,304	1	4,613	2,147	6,760
Changes in the group of consolidated companies	0	(10)	(0)	0	(11)	(0)	(11)
Depreciation	9	127	199	0	335	543	878
Impairment losses	7	8	5	0	21	23	43
Reversals of impairment losses	0	0	0	0	0	8	8
Transfers	(0)	17	54	0	71	(41)	29
Reclassifications (to)/from “held for sale”	(19)	0	0	0	(19)	0	(19)
Disposals	20	108	638	0	766	141	907
Exchange rate changes	0	(22)	(25)	(0)	(46)	(24)	(70)
Balance as of December 31, 2023	264	2,033	1,900	1	4,198	2,498	6,696
Changes in the group of consolidated companies	0	(1)	(0)	0	(1)	0	(1)
Depreciation	5	126	266	0	397	548	945
Impairment losses	14	1	19	0	34	34	67
Reversals of impairment losses	0	0	0	0	0	2	2
Transfers	104	20	1	1	126	(0)	126
Reclassifications (to)/from “held for sale”	0	0	0	0	0	0	0
Disposals	0	196	278	1	475	153	628
Exchange rate changes	(0)	29	29	0	57	30	87
Balance as of December 31, 2024	386	2,014	1,936	1	4,337	2,954	7,291

Carrying amount:
Balance as of December 31, 2023	177	360	1,179	460	2,176	4,009	6,185
Balance as of December 31, 2024	161	417	1,361	360	2,299	3,894	6,193

267
Deutsche Bank
Annual Report 2024

Depreciation expenses, impairment losses and reversal of impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was € 1 million and € 24 million as of December 31, 2024 and December 31, 2023, respectively.
Commitments for the acquisition of property and equipment were € 24 million at year-end 2024 and € 96 million at year-end 2023.
The Group leases many assets including land and buildings, vehicles and IT equipment for which it records right-of-use assets. During 2024, additions to right-of-use assets amounted to € 145 million and largely reflected new real estate leases. Depreciation charges of € 548 million recognized in 2024 mainly resulted from planned consumption of right-of-use assets for property leases over their contractual terms. The carrying amount of right-of-use assets of € 3.9 billion included in Total Property and equipment as of December 31, 2024 predominantly represented leased properties of € 3.9 billion and vehicle leases of € 19 million. For more information on the Group´s leased properties and related disclosures required under IFRS 16, please refer to Note 22 “Leases”.
268
Deutsche Bank
Annual Report 2024

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
As of December 31, 2024 (December 31, 2023), the Group recorded right-of-use assets on its balance sheet with a carrying amount of € 3.9 billion (€ 4.0 billion), which are included in Property and equipment. The right-of-use assets predominantly represented leased properties of € 3.9 billion (€ 4.0 billion) and vehicle leases of € 19 million (€ 13 million). For more information on the year-to-date development of right-of-use assets, please refer to Note 21 “Property and Equipment”.
Corresponding to the recognition of the right-of-use assets, as of December 31, 2024 (December 31, 2023), the Group recorded lease liabilities on its balance sheet with a carrying amount of € 4.5 billion (€ 4.5 billion), which are included in Other liabilities. As of December 31, 2024, the lease liabilities included the discounted value of future lease payments of € 440 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The lease has a fixed term through to the end of 2036, with options to extend the lease for two additional five-year periods to the end of 2046.
During 2024 and 2023, interest expenses recorded from the compounding of the lease liabilities amounted to € 127 million and € 113 million, respectively. The contractual maturities for the undiscounted cash flows from these liabilities are shown in Note 31 “Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities”.
Expenses recognized in 2024 (2023) relating to short-term leases and leases of low-value assets, for which the Group decided to apply the recognition exemption under IFRS 16 (and thus not to record right-of-use assets and corresponding lease liabilities on the balance sheet), amounted to € 2 million (€ 1 million) and € 0 million (€ 0 million), respectively.
Income recorded in 2024 (2023) from the subletting of right-of-use assets totaled € 24 million (€ 29 million).
The total cash outflow for leases for 2024 (2023) was € 678 million (€ 645 million) and represented mainly expenditures made for real estate rentals over € 669 million (€ 638 million). Of the total cash outflow amount, payments of € 552 million (€ 534 million) were made for the principal portion of lease liabilities, payments of € 126 million (€ 111 million) were made for the interest portion.
Total future cash outflows to which the Group as a lessee is potentially exposed, that are not reflected in the measurement of the lease liabilities, mainly include potential payment exposures arising from extension options (2024: € 4.7 billion) and future payments for leases not yet commenced, but to which the Group is committed (2024: € 68 million). Their expected maturities are shown in the table below.
Future cash outflows to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities
in € m.	Dec 31, 2024	Dec 31, 2023
Future cash outflows not reflected in lease liabilities:
Not later than one year	30	14
Later than one year and not later than five years	470	590
Later than five years	4,230	4,318
Future cash outflows not reflected in lease liabilities	4,731	4,922

269
Deutsche Bank
Annual Report 2024

23 –
Goodwill and Other Intangible Assets
Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2024, and December 31, 2023, are shown below by cash-generating units.
The Group’s business operations are organized under the following divisional structure: Corporate Bank, Investment Bank, Private Bank and Asset Management. The corporate divisions are considered CGUs.
Goodwill allocated to cash-generating units
in € m.	Investment Bank	Corporate Bank	Asset Manage- ment	Private Bank	Total
Balance as of January 1, 2023	0	0	2,919	0	2,919
Goodwill acquired during the year	235	0	0	0	235
Purchase accounting adjustments	0	0	0	0	0
Transfers	0	0	0	0	0
Reclassification from (to) “held for sale”	0	0	(7)	0	(7)
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0
Impairment losses[1]	(233)	0	0	0	(233)
Exchange rate changes/other	(2)	0	(63)	0	(65)
Balance as of December 31, 2023	0	0	2,849	0	2,849
Gross amount of goodwill	4,175	615	3,336	3,723	11,848
Accumulated impairment losses	(4,175)	(615)	(487)	(3,723)	(9,000)
Balance as of January 1, 2024	0	0	2,849	0	2,849
Goodwill acquired during the year	0	0	0	0	0
Purchase accounting adjustments	0	0	0	0	0
Transfers	0	0	0	0	0
Reclassification from (to) “held for sale”	0	0	0	0	0
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0
Impairment losses[1]	0	0	0	0	0
Exchange rate changes/other	0	0	114	0	114
Balance as of December 31, 2024	0	0	2,963	0	2,963
Gross amount of goodwill	4,418	643	3,477	3,737	12,275
Accumulated impairment losses	(4,418)	(643)	(515)	(3,737)	(9,313)

1 Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement
Changes in goodwill in 2024 only included foreign exchange rate movements of Asset Management goodwill held in non-Group currencies.
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
Goodwill Impairment Test
For the purposes of impairment testing, goodwill acquired in a business combination is allocated to the appropriate CGU on the basis as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”. The Group’s primary CGUs are as outlined above. Asset Management’s goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of the CGU with its carrying amount. In addition, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. The Asset Management CGU was the only goodwill carrying CGU to be tested for annual impairment in 2023 and 2024. The impairment tests conducted on Asset Management in these periods did not result in an impairment loss as the recoverable amounts of the Asset Management CGU were higher than the respective carrying amounts.
A review of the Group’s strategy or certain political or global risks for the banking industry, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion could result in an impairment of goodwill in the future.
270
Deutsche Bank
Annual Report 2024

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
The DCF model uses earnings projections and respective capitalization assumptions based on five-year financial plans as well as longer term expectations on the impact of regulatory developments, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate for the Asset Management CGU of up to 3.3% (2023: up to 3.0%). This is based on projected revenue forecasts of the CGU as well as expectations for the development of gross domestic product and inflation and is captured in the terminal value.
Key Assumptions and Sensitivities
Key Assumptions: The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the discount rates. For the Asset Management CGU, the discount rates (after tax) applied for 2024 and 2023 were 10.4% and 10.9%, respectively.
Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.
271
Deutsche Bank
Annual Report 2024

Key management assumptions are:
Primary goodwill- carrying cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Asset Management
— Strong organic growth: Build out Xtrackers and Alternatives offering, maintain robust performance in Active and further building out client channels and partnerships
— Future of Finance: Emerge as a winner from disruption in the Asset Management space caused by digital distribution channels
— Gateway to Europe: Leverage global franchise and roots in Europe to become the first point of contact for global investors targeting Europe

— Challenging and continued uncertainty around the market environment and volatility unfavourable to its investment strategies
— Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels
— Business/execution risks, e.g., underachievement of net flow targets from market uncertainty, loss of high-quality client facing employees, unfavorable investment performance, lower than expected efficiency gains
— Uncertainty around regulation and its potential implications not yet anticipated

Sensitivities: In order to test the resilience of the recoverable amount, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Currently, in Asset Management the recoverable amount exceeds the carrying amount by 24% / € 1.7 billion.
Change in certain key assumptions to cause the recoverable amount to equal the carrying amount
Change in Key Assumptions	Asset Management
Discount rate (post tax) increase
from	10.4%
to	12.3%
Change in projected future earnings in each period by	(16.9) %
Long term growth rate
from	3.3%
to	N/M

N/M – Not meaningful, as a rate of 0% would still lead to a recoverable amount in excess of the carrying amount
272
Deutsche Bank
Annual Report 2024

Other Intangible Assets
Changes of other intangible assets by asset classes for the years ended December 31, 2024 and December 31, 2023
	Purchased intangible assets							Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized				Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:
Balance as of January 1, 2023	1,083	441	1,524	1,421	70	792	2,283	10,116	13,923
Additions	0	0	0	56	0	66	122	1,314	1,436
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0	71	72
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	(4)	(4)	0	(4)
Exchange rate changes	(37)	0	(37)	(21)	0	0	(21)	(72)	(130)
Balance as of December 31, 2023	1,046	440	1,486	1,456	70	854	2,380	11,288	15,154
Additions	0	0	0	2	0	8	10	1,407	1,417
Changes in the group of consolidated companies	0	0	0	(49)	(1)	(1)	(51)	0	(51)
Disposals	0	0	0	0	0	31	31	121	152
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Transfers	0	23	23	(40)	(35)	(28)	(103)	(3)	(83)
Exchange rate changes	71	0	71	42	0	2	44	171	286
Balance as of December 31, 2024	1,117	463	1,580	1,411	35	803	2,249	12,742	16,571
Accumulated amortization and impairment:
Balance as of January 1, 2023	342	439	781	1,417	70	659	2,146	6,824	9,750
Amortization for the year	0	0	0	3	0	35	38	1,027	1,064[1]
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0	71	72
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	0	0	24	24[2]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	(3)	(3)	0	(3)
Exchange rate changes	(12)	0	(12)	(20)	0	(1)	(21)	(54)	(87)
Balance as of December 31, 2023	330	439	769	1,399	70	690	2,159	7,749	10,676
Amortization for the year	0	0	0	5	0	36	41	1,130	1,171[3]
Changes in the group of consolidated companies	0	0	0	(49)	(1)	(1)	(51)	0	(51)
Disposals	0	0	0	0	0	31	31	121	152
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	0	0	29	29[4]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0
Transfers	0	23	23	(40)	(34)	(29)	(103)	(1)	(80)
Exchange rate changes	22	0	22	40	0	0	40	130	192
Balance as of December 31, 2024	353	461	814	1,356	35	664	2,055	8,917	11,785
Carrying amount:
As of December 31, 2023	716	1	717	57	0	164	221	3,539	4,478
As of December 31, 2024	764	2	766	55	0	139	194	3,825	4,786

1 € 1.1 billion were included in general and administrative expenses.
2 € 24 million were impairment losses on self-developed software recorded in general and administrative expenses.
3 € 1.2 billion were included in general and administrative expenses.
4 € 29 million were impairment losses on self-developed software recorded in general and administrative expenses .
273
Deutsche Bank
Annual Report 2024

Amortizing Intangible Assets
In 2024, amortizing intangible assets increased by € 261 million. This included amortization expenses of € 1.2 billion, mostly for the scheduled consumption of capitalized software (€ 1.2 billion) and the impairment of current platform software as well as software under construction (€ 29 million). Additions to internally generated intangible assets of € 1.4 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 47 million.
In 2023, amortizing intangible assets increased by € 330 million. This included amortization expenses of € 1.1 billion, mostly for the scheduled consumption of capitalized software (€ 1.1 billion) and the impairment of current platform software as well as software under construction (€ 24 million). Additions to internally generated intangible assets of € 1.3 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A stronger euro exchange rate against major currencies accounted for net negative exchange rate changes of € (19) million.
In 2022, amortizing intangible assets increased by € 173 million. This included amortization expenses of € 1.0 billion, mostly for the scheduled consumption of capitalized software (€ 1.0 billion) and the impairment of current platform software as well as software under construction (€ 30 million). Additions to internally generated intangible assets of € 1.1 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 50 million.
Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method.
Useful lives of other amortized intangible assets by asset class
Useful lives in years
Internally generated intangible assets:
Software	up to 10
Purchased intangible assets:
Customer-related intangible assets	up to 15
Other	up to 20

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
Retail investment management agreements: These assets, amounting to € 764 million , relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management CGU. Retail investment management agreements are contracts that give Asset Management the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable at minimal cost, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of acquisition of Zurich Scudder Investments, Inc. in 2002.
The recoverable amount was calculated as fair value less costs of disposal using the multi-period excess earnings method applying a five-year plan and the fair value measurement was categorized as Level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast, the effective fee rate and discount rate as well as the terminal value growth rate. The discount rate (cost of equity) applied in the annual impairment test was 10.2 % in 2024 ( 10.9 % in 2023). The terminal value growth rate applied for 2024 was 3.7% (for 2023 3.4% ).
As of December 31, 2024 and December 31, 2023, the respective impairment analyses did not result in an impairment loss or reversal of an impairment loss. As of December 31, 2022, an impairment loss of € 68 million was recognized in the Group’s income statement within impairment of goodwill and other intangible assets, due to net outflows and change in discount rate to 10.9 % in the fourth quarter 2022.
274
Deutsche Bank
Annual Report 2024

24 –
Non-Current Assets and Disposal Groups Held for Sale
Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.
in € m.	Dec 31, 2024	Dec 31, 2023
Other assets	31	0
Total assets classified as held for sale	31	0

Total liabilities classified as held for sale	0	0

As of December 31, 2024, and December 31, 2023, no unrealized gains (losses) relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).
2024
Within the Investment Bank division, a portfolio of real state assets owned through foreclosure have been classified as non-current assets held for sale. The portfolio is valued at the lower of its carrying amount and fair value less costs to sell and is expected to be sold within one year following their reclassification.
2023
At December 31, 2023, no non-current assets or disposal groups were classified as held for sale.
275
Deutsche Bank
Annual Report 2024

25 –
Other Assets and Other Liabilities

in € m.	Dec 31, 2024	Dec 31, 2023
Brokerage and securities related receivables
Cash/margin receivables	42,179	40,157
Receivables from prime brokerage	5	5
Pending securities transactions past settlement date	979	1,801
Receivables from unsettled regular way trades	17,527	30,603
Total brokerage and securities related receivables	60,690	72,566
Debt Securities held to collect	21,643	21,853
Accrued interest receivable	4,575	4,158
Assets held for sale	31	0
Assets related to insurance business	133	92
Other	14,106	16,028
Total other assets	101,178	114,698

in € m.	Dec 31, 2024	Dec 31, 2023
Brokerage and securities related payables
Cash/margin payables	49,133	49,516
Payables from prime brokerage	13	18
Pending securities transactions past settlement date	1,207	2,641
Payables from unsettled regular way trades	13,401	29,365
Total brokerage and securities related payables	63,755	81,539
Accrued interest payable	5,113	4,785
Liabilities held for sale	0	0
Lease liabilities	4,488	4,493
Liabilities related to insurance business	121	87
Other	22,138	22,114
Total other liabilities	95,616	113,018

For further details on the assets and liabilities held for sale, please refer to Note 24 “Non-Current Assets and Disposal Groups Held for Sale”.
26 –
Deposits
in € m.	Dec 31, 2024	Dec 31, 2023
Noninterest-bearing demand deposits	177,915	187,078
Interest-bearing deposits
Demand deposits	197,340	162,444
Time deposits	203,756	188,468
Savings deposits	88,689	87,496
Total interest-bearing deposits	489,786	438,408
Total deposits	667,700	625,486

276
Deutsche Bank
Annual Report 2024

27 –
Provisions

Movements by Class of Provisions
in € m.	Operational Risk	Civil Litigation	Regulatory Enforcement	Re- structuring	Other	Total[1]
Balance as of January 1, 2023	45	627	570	248	398	1,888
Changes in the group of consolidated companies	(1)	(2)	(0)	(2)	4	(1)
New provisions	8	881	109	287	709	1,993
Amounts used	4	328	196	132	604	1,264
Unused amounts reversed	8	73	339	69	82	570
Effects from exchange rate fluctuations/Unwind of discount	0	18	(13)	0	1	6
Transfers	(1)	1	(1)	0	(5)	(6)
Balance as of December 31, 2023	40	1,124	129	333	421	2,047
Changes in the group of consolidated companies	0	0	0	0	(0)	(0)
New provisions	6	2,201	84	149	312	2,751
Amounts used	2	954	8	55	67	1,086
Unused amounts reversed	4	509	41	153	66	773
Effects from exchange rate fluctuations/Unwind of discount	0	3	2	0	1	5
Transfers	(0)	30	(0)	0	(16)	13
Balance as of December 31, 2024	40	1,895	166	273	584	2,958

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
277
Deutsche Bank
Annual Report 2024

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
The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2024 and December 31, 2023 are set forth in the table above. For some matters where the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provision was recognized.
For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that, as of December 31, 2024, these contingent liabilities are approximately € 0.6 billion for civil litigation matters (December 31, 2023: € 1.9 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2023: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. If the Group’s best estimate is within a range, the amount at the top of the range is included in the amount of contingent liabilities.
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
The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has a valid defense against liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.
278
Deutsche Bank
Annual Report 2024

Current Individual Proceedings
Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities, or for which there is the possibility of material business or reputational risk, as well as other significant matters. In addition, similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters also include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss. Matters are presented below in English-language alphabetical order based on the titles the Group has used for them.
Consent Order and Written Agreement with the Federal Reserve . On July 19, 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas (DBTCA) and DWS USA Corporation entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the bank entered into with the Federal Reserve in 2015 and 2017. The Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the bank’s U.S. operations, and finds that the bank must continue to implement additional improvements. The Consent Order requires Deutsche Bank to pay a civil monetary penalty of U.S. $ 186 million, including U.S. $ 140 million for the violations alleged with respect to the post-settlement sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S. $ 46 million for unsafe or unsound practices stemming from the bank’s handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.
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
Deutsche Bank acted as participant in and filed withholding tax refund claims through the electronic refund procedure (elektronisches Datenträgerverfahren) on behalf of, inter alia, two former custody clients in connection with their cum-ex transactions. In February 2018, Deutsche Bank received from the German Federal Tax Office (Bundeszentralamt für Steuern, “FTO”) a demand of approximately € 49.0 million for tax refunds paid to a former custody client. Deutsche Bank expects to receive a formal notice for the same amount. In December 2019, Deutsche Bank received a liability notice from the FTO requesting payment of € 2.1 million in connection with tax refund claims Deutsche Bank had submitted on behalf of another former custody client, which Deutsche Bank paid in early 2020. In July 2022, Deutsche Bank filed an action against this payment with the Fiscal Court of Cologne (Finanzgericht Köln).
279
Deutsche Bank
Annual Report 2024

In 2018, The Bank of New York Mellon SA/NV (BNY) informed Deutsche Bank of its intention to seek indemnification for potential cum-ex related tax liabilities incurred by BHF Asset Servicing GmbH (BAS) and/or Frankfurter Service Kapitalanlage-GmbH (“Service KAG”, now named BNY Mellon Service Kapitalanlage-Gesellschaft mbH). Deutsche Bank had acquired BAS and Service KAG as part of the acquisition of Sal. Oppenheim in 2010 and sold them to BNY later that year. BNY estimated the potential tax liability to be up to € 120.0 million (excluding interest of 6 % p.a.). In late 2020, counsel to BNY informed Deutsche Bank that BNY and/or Service KAG (among others) have received notices from tax authorities in the estimated amount with respect to cum-ex related trades by certain investment funds in 2009 and 2010. BNY has filed objections against the notices. Following receipt of payment orders from tax authorities in the amount of € 118.3 million in relation to the investment funds and after consultation with Deutsche Bank, BNY paid € 53.6 million to tax authorities. A further € 50.9 million were originally paid by third parties. In addition, BNY received from the Frankfurt Tax Office regarding one of the investment funds a notice and payment request regarding penalty interest (Hinterziehungszinsen) in the amount of € 11.6 million. BNY, after consultation with Deutsche Bank, applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the payment request which was granted by the Fiscal Court of Hesse (Hessisches Finanzgericht) in October 2024. In 2025, BNY informed Deutsche Bank that it has received a repayment of € 2.5 million due to a payment in 2024 by a further third party in relation to one of the investment funds.
In December 2023 and April 2024, Deutsche Bank received hearing letters from the FTO regarding three third party investment funds that engaged in cum-ex trades in 2009. Deutsche Bank had provided services and financing to investors in the funds. The funds received an aggregate of € 147 million in cum-ex withholding tax refunds in 2009. In February 2024, Deutsche Bank responded to the first two hearing letters. In June and July 2024, Deutsche Bank received two tax liability notices (Haftungsbescheide) from the FTO in an aggregate amount of € 85 million regarding two of the funds. Deutsche Bank filed objections (Einsprüche) and applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the notices. The suspension of enforcement was granted in July 2024.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
FX Derivatives Products Investigations and Litigation. Following an internal investigation into the historical sales of certain FX derivatives products, Deutsche Bank is providing information to and otherwise cooperating with its regulators. In December 2023, the Spanish National Securities Market Commission (CNMV) announced it will initiate proceedings against Deutsche Bank, S.A.E. for advisory services provided to Spanish clients in relation to FX derivative products. In January 2025, the CNMV concluded those proceedings and issued a fine of € 10 million against DB S.A.E. and a one year suspension of advisory services by DB S.A.E. relating to complex OTC derivative transactions with embedded complex FX structures. DB S.A.E. has filed an appeal with the Spanish courts. Separately, in September 2021, Deutsche Bank was served with a claim that was filed in the High Court of England and Wales by four companies within the Palladium Hotels Group (PHG). PHG claimed restitution or damages for alleged losses estimated at € 500 million in respect of FX derivatives trades entered into with Deutsche Bank between 2013 and 2019. They alleged that the trades were mis-sold by Deutsche Bank and that one of the four PHG claimants lacked legal capacity to enter into some of the trades. Deutsche Bank filed a defense disputing the claim. In January 2024, PHG filed amended pleadings to include additional allegations of fraudulent misrepresentation. Deutsche Bank filed an amended defense in February 2024 which disputed the new allegations. Deutsche Bank and PHG agreed a full and final settlement of the claim on confidential terms and the High Court proceedings were dismissed in July 2024.
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
Deutsche Bank has been named as a defendant in an amended and consolidated class action filed in Israel. This action alleges a conspiracy among traders at 16 banks to manipulate FX benchmark rates and to widen FX currency pair spreads in the period 2003 to 2013 and seeks damages pursuant to Israeli antitrust law as well as other causes of action. This action is in preliminary stages.
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
280
Deutsche Bank
Annual Report 2024

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
Civil Litigations. Deutsche Bank is party to three U.S. civil actions concerning alleged manipulation relating to the setting of U.S. dollar LIBOR, as well as actions pending in the UK, Argentina and Spain. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
The U.S. civil actions were filed against Deutsche Bank and numerous other defendants on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. Claims for damages for all three of the U.S. civil actions discussed have been asserted under various legal theories, including violations of federal and state antitrust and other laws.
Two of the three U.S. civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the U.S. District Court for the Southern District of New York (SDNY). Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and March 2019 narrowing their claims, plaintiffs in the U.S. Dollar LIBOR MDL are currently asserting antitrust claims, claims under the U.S. Commodity Exchange Act and U.S. Securities Exchange Act and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.
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
On October 4, 2024, defendants, including Deutsche Bank, filed a motion for summary judgment in the U.S. dollar LIBOR MDL. The motion is now fully briefed and awaiting decision.
In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, alleging that U.S. dollar LIBOR has been suppressed through the present. In September 2022, the court granted the defendants’ motion to dismiss, but granted plaintiffs leave to amend. Later in 2022, the plaintiffs filed an amended complaint, and the defendants filed a motion to dismiss the amended complaint, which the court granted in October 2023. Plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit and an amended notice of appeal in November 2023. Plaintiffs filed their appeal brief on January 25, 2024, and defendants filed their appeal brief on March 25, 2024. The Court affirmed the district court’s decision dismissing the complaint on December 9, 2024. On December 23, 2024, plaintiffs filed a petition for rehearing. On January 22, 2025, the Court denied plaintiffs’ petition for rehearing.
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
281
Deutsche Bank
Annual Report 2024

A further class action regarding LIBOR has been filed in Argentina seeking damages for losses allegedly suffered by holders of Argentine bonds with interest rates based on LIBOR. On August 16, 2024, the court accepted the plaintiff’s withdrawal of its claims against Deutsche Bank and certain other defendants, but the action remains pending against one defendant.
Jeffrey Epstein Matters. In December 2018, Deutsche Bank began the process to terminate its client relationship with Jeffrey Epstein, which began in August 2013. Since Epstein’s arrest in July 2019, Deutsche Bank provided information to and cooperated with various regulatory and law enforcement agencies concerning the bank’s former client relationship with Epstein (individually, and through related parties and entities) and entered into settlements to resolve certain regulatory and litigation matters. In addition, as noted below, a more recent Epstein matter against Deutsche Bank was discontinued with prejudice.
On November 23, 2023, Deutsche Bank AG, Deutsche Bank AG New York Branch, and DBTCA were named as defendants in a complaint filed in New York State Supreme Court by an alleged victim of Epstein. The complaint, amended on December 31, 2023, contained the same Trafficking Victims Protection Act and New York law claims that had been asserted against the bank in a recently settled class action complaint in the U.S. District Court for the SDNY. On April 8, 2024, the plaintiff discontinued all claims against Deutsche Bank with prejudice.
Monte Dei Paschi. In November 2019, the Court of First Instance of Milan convicted five former Deutsche Bank employees and one then-current employee of aiding and abetting false accounting and market manipulation in relation to repo transactions that Deutsche Bank had entered into with Banca Monte dei Paschi di Siena (MPS) and a subsidiary of MPS in 2008. The individuals were given sentences of either 3 years and 6 months or 4 years and 8 months. Deutsche Bank was found liable under Italian Legislative Decree n. 231/2001 and the Court ordered the seizure of alleged profits of € 64.9 million and a fine of € 3 million. The Court also found Deutsche Bank had civil vicarious liability for damages (to be quantified) as an employer of the employees who were convicted. The sentences and fines were not due until the conclusion of any appeal process. Following appeals filed by Deutsche Bank and the six Deutsche Bank individuals, in 2022, the Milan Court of Appeal acquitted all the Deutsche Bank defendants from all charges. The Public Prosecutor filed an appeal against the Milan Court of Appeal verdicts before the Supreme Court in November 2022. In October 2023, the Supreme Court declared the Public Prosecutor’s appeal inadmissible and confirmed the acquittal decisions of the Milan Court of Appeal, which are now therefore final.
In May 2018, CONSOB, the authority responsible for regulating the Italian financial markets, issued fines of € 100,000 each against the six Deutsche Bank individuals who were defendants in the criminal proceedings. The six individuals were also banned from performing management functions in Italy and for Italian based institutions for three to six months each. No separate fine or sanction was imposed on Deutsche Bank, but it is jointly and severally liable for the six Deutsche Bank individuals’ fines. In June 2018, Deutsche Bank and the six individuals filed an appeal in the Milan Court of Appeal challenging CONSOB’s decision. In December 2020, the Milan Court of Appeal allowed the appeals filed by Deutsche Bank and the six individuals and annulled the resolution sanctioning them. In June 2021, CONSOB filed an appeal to the Supreme Court against the Court of Appeal’s decision but withdrew its appeal in November 2024 following the full acquittal of the six individuals from criminal charges brought against them. As a result, the decision of the Milan Court of Appeal is now final and binding.
Finally, in the second quarter of 2024, a former Deutsche Bank employee filed and served a claim against it in the German Courts, seeking approximately € 152 million in damages for alleged harm caused to his career by the Italian criminal proceedings and conviction at first instance. The five other Deutsche Bank individuals from the criminal proceedings have also threatened to bring their own such claims in the English Courts. Deutsche Bank considers all such claims to be entirely without merit and will defend itself against them robustly, including disputing inflated, unrealistic alleged losses such as the figure claimed in Germany.
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
282
Deutsche Bank
Annual Report 2024

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
In October 2019, plaintiffs filed two complaints (one by HSBC as trustee and one by certificate holders) seeking to revive, under Section 205(a) of the New York Civil Practice Law and Rules, the untimely breach of representations and warranties claims as to which dismissal was affirmed in the case concerning ACE Securities Corp. 2006-FM1. The trial court dismissed the certificate holder action, and the First Department affirmed in 2022. The certificate holders filed a motion for leave to appeal to the Court of Appeals, which was denied on February 20, 2024. The trial court also dismissed the trustee revival action filed by HSBC. In November 2022, HSBC filed an appeal, which it ultimately withdrew on March 18, 2024.
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
The three lawsuits include actions by (a) the National Credit Union Administration Board (NCUA), as an investor in 18 trusts that allegedly suffered total realized collateral losses of more than U.S. $ 3.7 billion; (b) Commerzbank AG, as an investor in 50 RMBS trusts, alleging hundreds of millions of dollars in losses; and (c) IKB International, S.A. in liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 12 RMBS trusts, originally seeking more than U.S. $ 268 million of damages before IKB voluntarily discontinued its claims as to certain RMBS certificates. In the NCUA case, DBNTC’s motion to dismiss the amended complaint was granted in part and denied in part, dismissing NCUA’s tort claims but preserving its breach-of-contract claims. Both parties filed motions for partial summary judgment, and those motions are fully briefed and pending before the court. In February 2022, the court in the Commerzbank case granted in part and denied in part DBNTC’s and DBTCA’s motion for summary judgment, dismissing all of the tort claims and dismissing the breach of contract claims relating to certain of the trusts, and denied Commerzbank’s motion for summary judgment in its entirety. A second round of summary judgment briefing was completed on January 23, 2025. In January 2021, the court in the IKB case granted in part and denied in part the Trustees’ motion to dismiss, dismissing certain of IKB’s claims but allowing certain of its breach of contract and tort claims to go forward; the Trustees appealed certain aspects of that order, and IKB cross-appealed with respect to other aspects. In August 2022, the New York Supreme Court, Appellate Division, First Department, affirmed in part and reversed in part the trial court’s order on the motion to dismiss. DBNTC and DBTCA appealed certain aspects of the First Department’s decision. In June 2023, the New York Court of Appeals modified the First Department’s decision in part, dismissing certain additional contract claims and IKB’s remaining tort claims. The operative scheduling order contemplates that summary judgment briefing will be completed by March 20, 2025.
The Group has established contingent liabilities with respect to certain of these matters, but the Group has not disclosed the amounts because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.
Polish Mortgage Matters. Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 864 million with over  6,645 civil claims having been commenced in Polish courts as of December 31, 2024. These cases are an industry-wide issue in Poland and other banks are facing similar claims. Deutsche Bank Polska S.A. has and will take necessary legal actions to defend itself and challenge such claims in courts.
283
Deutsche Bank
Annual Report 2024

During 2023, there was a deterioration in the risk profile with respect to the Polish FX mortgage portfolio, especially following an adverse decision by the European Court of Justice on June 15, 2023, which affected the broader Polish banking sector. In addition, the bank refined its model for estimating the provision in the third quarter of 2023 for the expected development of court verdicts and other market parameters.
During the fourth quarter of 2024, as part of the annual model review and quarterly provisioning review, the Bank refined the model-based estimate with additional data points (e.g., latest claim information, loss ratio, court settlements as well as expected number of claims), which resulted in an increase in the provision of € 317 million in the fourth quarter of 2024. For the year ended December 31, 2024, the provision increased by € 475 million, resulting in a total portfolio provision for CHF and EUR mortgage cases of € 895 million as of December 31, 2024 compared to € 534 million as of December 31, 2023.
Postbank Voluntary Public Takeover Offer. In September 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG ("Postbank"). On October 7, 2010, Deutsche Bank published its official takeover offer and offered Postbank shareholders a consideration of € 25  for each Postbank share. This offer was accepted for a total of approximately  48.2 million Postbank shares.
Several former shareholders of Postbank who had accepted the takeover offer brought claims against Deutsche Bank alleging that the offer price was too low. The plaintiffs allege that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. Based thereon, the plaintiffs allege that the consideration offered by Deutsche Bank for the shares in Postbank needed to be raised to € 57.25  or even € 64.25  per share.
The claims for payment against Deutsche Bank in relation to these matters originally amounted to almost € 700 million (excluding interest, which would be significant due to the long duration of the proceedings).
At the end of April 2024, the Higher Regional Court of Cologne indicated in a hearing that it may find these claims valid in a later ruling. As a consequence, Deutsche Bank recognized a provision of € 1.3 billion in the second quarter of 2024 to provide for the amount of all pending claims and cumulative interest.
In the third quarter of 2024, Deutsche Bank reached settlement agreements as regards more than 60 % of the plaintiff claims by value in the litigation (calculated based on the asserted shareholdings) which resulted in a partial release of the original provision. As of December 31, 2024 a provision of € 550 million remains in place for the outstanding plaintiff claims as of December 31, 2024.
On October 23, 2024, the Higher Regional Court of Cologne handed down its judgment in the remaining lead case and fully granted the plaintiffs' claims. The court did not grant a further leave to appeal to the Federal Court of Justice (BGH). On November 19, 2024, Deutsche Bank filed a complaint against the denial of leave to appeal with the BGH.
The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation of € 35.05 paid in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation of € 25.18 offered and annual compensation of € 1.66  paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012. The compensation of € 25.18 in connection with the domination and profit and loss transfer agreement was accepted for approximately  0.5 million Postbank shares. The compensation of € 35.05 paid in connection with the squeeze-out in 2015 was relevant for approximately  7 million Postbank shares.
The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of at least € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly gave up this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement. According to this decision, the question whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation. It is likely that the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out.
284
Deutsche Bank
Annual Report 2024

On October 1, 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement (dated December 5, 2012) according to which the annual compensation pursuant to Sec. 304 of the German Stock Corporation Act (jährliche Ausgleichszahlung) shall be increased by € 0.12  to € 1.78  per Postbank share and the settlement amount pursuant to Sec. 305 of the German Stock Corporation Act (Abfindungsbetrag) shall be increased by € 4.56 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately  0.5 million former Postbank shares whereas the increase of the annual compensation is of relevance for approximately 7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision.
The Group has not disclosed whether it has established a provision or contingent liability with respect to the appraisal proceedings because it has concluded that such disclosure can be expected to prejudice seriously its outcome.
RusChemAlliance Litigation. In June 2023, RusChemAlliance LLC ("RCA"), a Russian joint venture of Gazprom PJSC and RusGasDobycha JSC, filed a claim against Deutsche Bank before a commercial state court in Saint Petersburg seeking payment of approximately € 238 million plus interest under an advance payment guarantee ("APG") issued by Deutsche Bank in 2021 at the request of one of its clients. RCA’s payment demand under the APG was rejected by Deutsche Bank due to the imposition of EU sanctions against Russia. At the end of May 2024, the Russian court fully granted RCA's payment claim and RCA's motion for interim measures by which a corresponding amount in Deutsche Bank's Russian subsidiary was frozen as the Russian courts do not recognize the applicability of the EU sanctions. Deutsche Bank’s appeals against this decision were dismissed in September 2024 and January 2025, respectively.
On October 23, 2024, upon application by RCA, the Russian court granted an anti-suit injunction (“ASI”) order against Deutsche Bank prohibiting Deutsche Bank from continuing any court proceedings outside of Russia related to this issue or enforcing any judgments or orders granted by a court outside of Russia under a threat of a court penalty of € 240 million in case of non-compliance with the ASI. Deutsche Bank complied with the ASI order in November 2024. Deutsche Bank’s appeal against the ASI order was dismissed in January 2025.
Deutsche Bank initially recognized a provision in the amount of € 260 million and a corresponding reimbursement asset under an indemnification agreement in 2023. The expense from the recognition of the provision was offset by the income from the initial recognition of the reimbursement asset. On November 15, 2024, RCA enforced its payment claim in an amount of € 244 million including interest payable against assets of Deutsche Bank maintained in Russia. After enforcement by RCA, which was covered by the provision, subsequent developments led to a de-recognition of the indemnification asset as receipt of payment can no longer be viewed as virtually certain. Deutsche Bank is of the opinion that it is in possession of a valid indemnification claim and will defend its position in court.
Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.
On May 24, 2023, the UK Competition and Markets Authority (CMA) sent a statement of objections to Deutsche Bank regarding a potential breach of United Kingdom antitrust rules in relation to the sale, secondary market trading and buy-back auctions of United Kingdom government bonds, which includes Gilts and Gilt asset swaps, between 2009 and 2013. Deutsche Bank proactively cooperated with the CMA in this matter and as a result was granted full provisional immunity. On February 21, 2025, the CMA issued its final decisions against Deutsche Bank and four other banks in relation to this investigation, finding breaches of UK antitrust rules on specific dates in the period 2009 to 2013. No fine was imposed on Deutsche Bank as the CMA confirmed it had full immunity as it has alerted the CMA to this matter.
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
Deutsche Bank is a defendant in a putative class action filed on June 16, 2023 in the U.S. District Court for the SDNY by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for United Kingdom government bonds. The complaint seeks treble damages and attorneys’ fees. On September 13, 2024, the Court granted Deutsche Bank’s motion to dismiss the complaint for failure to state a claim. The plaintiff must seek leave of the Court to amend the complaint or the case will be dismissed with prejudice.
285
Deutsche Bank
Annual Report 2024

Deutsche Bank was named as a defendant in a putative class action filed in December 2022 in the U.S. District Court for the SDNY by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for Euro-denominated Sovereign bonds. On August 26, 2024, the Court granted Deutsche Bank’s motion to dismiss the complaint for failure to state a claim. On September 11, 2024, the Court entered an order dismissing the case with prejudice.
Deutsche Bank is also a defendant in putative class actions filed in 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, claiming violations of antitrust law and the common law relating to alleged manipulation of secondary trading of SSA bonds. The complaints seek compensatory and punitive damages. On July 20, 2022, Deutsche Bank entered into a national settlement agreement that would resolve the Canadian Federal SSA claim against all Deutsche Bank defendants. The Federal Court of Canada approved the settlement on November 15, 2024.
Deutsche Bank was named as a defendant in a consolidated putative class action filed in the U.S. District Court for the SDNY alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. Defendants’ motion to dismiss plaintiffs’ consolidated amended complaint was granted without prejudice. Plaintiffs filed a second amended complaint naming only Mexico-based defendants, which was also dismissed without prejudice. Plaintiffs appealed to the Second Circuit, and on February 9, 2024, the dismissal of the complaint was reversed. Plaintiffs filed a further amended complaint on June 12, 2024. Defendants filed a motion to dismiss on July 29, 2024, and plaintiffs filed their opposition on September 13, 2024. On January 15, 2025, the Court denied Defendants’ motion to dismiss. The case will now proceed to discovery.
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
Deutsche Bank Securities Inc., the bank’s primary U.S. broker-dealer subsidiary (DBSI), was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the SDNY. In 2017, the court dismissed DBSI from the class action without prejudice. Defendants filed a motion to dismiss a second amended complaint, which was granted. On April 28, 2022, Plaintiffs filed a notice of appeal. On February 1, 2024, the Second Circuit issued a decision affirming the district court’s judgment dismissing the second amended complaint.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
U.S. Treasury Spoofing Litigation. Five separate putative class actions have been filed in the Northern District of Illinois against Deutsche Bank AG and DBSI. The cases allege that Deutsche Bank and other unnamed entities participated in a scheme from January to December 2013 to spoof the market for Treasuries futures and options contracts and Eurodollar futures and options contracts. Following briefing on a motion to dismiss, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery, which has now been substantially completed. Plaintiffs filed an amended complaint and then a further, second amended complaint. Deutsche Bank AG and DBSI filed a motion to dismiss on September 12, 2023 and a reply on December 13, 2023. On September 30, 2024, the court requested additional briefing on standing under Article III of the U.S. Constitution, which was completed on October 21, 2024.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
286
Deutsche Bank
Annual Report 2024

28 –
Credit related commitments and contingent liabilities

Irrevocable lending commitments and lending related contingent liabilities
In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If credit risk management provides sufficient evidence about an expected loss from a claim, a provision is established and recorded on the balance sheet.
The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. The amounts are the maximum potential utilization required by the Group in case all these liabilities entered into must be funded. The table therefore does not show the expected future cash flows required for these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
Irrevocable lending commitments and lending related contingent liabilities
in € m.	Dec 31, 2024	Dec 31, 2023
Irrevocable lending commitments	219,767	206,084
Revocable lending commitments	49,932	49,325
Contingent liabilities	73,468	65,131
Total	343,167	320,540

Other commitments and other contingent liabilities
The Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions were € 77.0 million as of December 31, 2024, and € 74.2 million as of December 31, 2023. The number considers the maximum potential utilization of the Group in case all these liabilities entered into must be funded. The amounts therefore do not contain the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
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
287
Deutsche Bank
Annual Report 2024

Irrevocable payment commitments with regard to levies and deposit protection

Certain entities of the Group are required to make contributions to national resolution authorities or deposit protection schemes such as the European Single Resolution Fund (SRF) of the Single Resolution Board . Part of such contributions may be provided in the form of irrevocable payment commitments (IPCs) backed by cash and securities collateral.
IPCs related to the bank levy according to the Bank Recovery and Resolution Directive (BRRD), the SRF and the deposit protection provided by the German deposit protection fund amounted to € 1.5 billion as of December 31, 2024 (December 31, 2023: € 1.4 billion). Thereof € 1.0 billion of IPCs related to the SRF (December 31, 2023: € 1.0 billion) and € 0.5 billion to the German deposit protection fund (December 31, 2023: € 0.5 billion).
As of December 31, 2024, the total collateral provided for IPC consisted of€ 1.0 billion of cash collateral and € 481 million of securities collateral (December 31, 2023: € 1.4 billion and € 81 million, respectively). Thereof € 1.0 billion of cash collateral related to the SRF (December 31, 2023: € 1.0 billion).
The Group accounts for IPCs as contingent liabilities as it is not deemed probable that IPCs will be called. Also, the Group remains the economic owner of the collateral provided.
In October 2023, in a matter unrelated to the Group, the General Court of the EU handed down a judgement which supported the SRB in its view that in case an entity that no longer falls within the scope of the Single Resolution Mechanism, its IPCs are cancelled and collateral backing these commitments is only returned if the entity pays a cash contribution to the SRF at the same amount. The plaintiff filed an appeal against this judgement to the Court of Justice of the EU in January 2024. The Group is of the view that its accounting analysis for IPCs with regard to the SRF and deposit protection remains unaffected as of December 31, 2024, and continues to monitor the legal developments and their potential accounting impact.
29 –
Other Short-Term Borrowings
in € m.	Dec 31, 2024	Dec 31, 2023
Other short-term borrowings:
Commercial paper	5,954	5,497
Other	3,940	4,123
Total other short-term borrowings	9,895	9,620

30 –
Long-Term Debt and Trust Preferred Securities
Long-Term Debt by Earliest Contractual Maturity
in € m.	Due in 2025	Due in 2026	Due in 2027	Due in 2028	Due in 2029	Due after 2029	Total Dec 31, 2024	Total Dec 31, 2023
Senior debt:
Bonds and notes:
Fixed rate	14,134	13,514	12,286	9,531	10,493	11,456	71,414	72,656
Floating rate	2,058	1,442	2,768	823	494	3,611	11,196	9,028
Other	1,554	1,545	881	1,469	939	14,190	20,578	26,394
Subordinated debt:
Bonds and notes:
Fixed rate	2,883	2,000	2,436	0	0	4,307	11,626	11,163
Floating rate	0	0	0	0	0	0	0	0
Other	0	42	20	0	0	22	85	149
Total long-term debt	20,628	18,543	18,391	11,823	11,926	33,587	114,899	119,390

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2024 and 2023.
Trust Preferred Securities1
in € m.	Dec 31, 2024	Dec 31, 2023
Fixed rate	0	0
Floating rate	287	289
Total trust preferred securities	287	289

1 Perpetual instruments, redeemable at specific future dates at the Group’s option.
288
Deutsche Bank
Annual Report 2024

31 –
Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities
	Dec 31, 2024
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	177,915	0	0	0	0
Interest bearing deposits	198,045	159,292	112,543	16,012	10,422
Trading liabilities[1]	43,498	0	0	0	0
Negative market values from derivative financial instruments[1]	276,410	0	0	0	0
Financial liabilities designated at fair value through profit or loss	30,224	35,024	5,943	13,767	8,373
Investment contract liabilities[2]	0	0	454	0	0
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	0	978	614	27	57
Central bank funds purchased	1,227	0	0	0	0
Securities sold under repurchase agreements	407	1,143	182	1,089	25
Securities loaned	2	0	0	0	0
Other short-term borrowings	1,487	5,767	2,862	0	0
Long-term debt	0	7,119	18,030	70,602	36,195
Trust preferred securities	0	0	302	0	0
Lease liabilities	3	157	454	1,933	3,116
Other financial liabilities	72,780	1,076	1,059	1,829	87
Off-balance sheet loan commitments	212,990	0	0	0	0
Financial guarantees	32,368	0	0	0	0
Total[4]	1,047,356	210,557	142,443	105,258	58,275

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods
2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value
3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate
4 The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote
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

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods
2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value
3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate
4 The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote
289
Deutsche Bank
Annual Report 2024

Additional Notes

32 –
Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.
Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2023	2,066,773,131	(28,931,618)	2,037,841,513
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Common shares cancelled	(26,530,172)	26,530,172	0
Shares purchased for treasury	0	(81,868,366)	(81,868,366)
Shares sold or distributed from treasury	0	36,074,703	36,074,703
Common shares, December 31, 2023	2,040,242,959	(48,195,109)	1,992,047,850
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Common shares cancelled	(45,541,366)	45,541,366	0
Shares purchased for treasury	0	(86,796,707)	(86,796,707)
Shares sold or distributed from treasury	0	39,874,612	39,874,612
Common shares, December 31, 2024	1,994,701,593	(49,575,838)	1,945,125,755

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
Authorized Capital
The Management Board is authorized to increase the share capital by issuing new shares for cash consideration. As of December 31, 2024, Deutsche Bank AG had authorized but unissued capital of € 2,560,000,000 which may be issued in whole or in part until April 30, 2026. Further details are governed by Section 4 of the Articles of Association.
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

Conditional Capital
Deutsche Bank has no outstanding conditional capital as of December 31, 2024.
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2024, 2023 and 2022, respectively.
	2024 (proposed)	2023	2022
Cash dividends declared (in € )	1,312,959,884	882,615,288	609,934,751
Cash dividends declared per common share (in €)	0.68	0.45	0.30

No dividends have been declared since the balance sheet date.
290
Deutsche Bank
Annual Report 2024

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
The following table sets forth the basic terms of these share plans:
291
Deutsche Bank
Annual Report 2024

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2022-2024[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]

	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Selected employees
2019-2021[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs in an Material Business Unit)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]

	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle [5]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Regulated employees
2017-2018[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
1/4: 48 months[1]
		Or cliff vesting after 54 months[1]	Members of Senior Leadership Cadre
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Retention/New Hire/Off-Cycle	Individual specification	Select employees to attract and retain the best talent

1 For InstVV-regulated employees (and Senior Management) a further retention period of twelve months applies (six months for awards granted from 2017-2018)
2 For grant year 2019 divisions were called CIB, for grant years 2020 and 2021 CIB is split into CB/IB/CRU
3 Share delivery takes place after a further retention period of twelve months
4 Annual and Retention/New Hire awards include grants made under the Restricted Share Plan from 2018-2024
5 Off-Cycle awards granted up to 2020.
Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan. The Global Share Purchase Plan offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the Group matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, 10,978 staff from 20 countries enrolled in the cycle that began in November 2024.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.
The following table sets out the movements in share award units, including grants under the cash plan variant of the Deutsche Bank Equity Plan.
Share units (in thousands)	2024	2023
Balance outstanding as of January 01	128,627	127,528
Granted	41,167	50,930
Released	(50,015)	(44,963)
Forfeited	(3,491)	(4,565)
Other movements	300	(302)
Balance outstanding as of December 31	116,588	128,627

292
Deutsche Bank
Annual Report 2024

The following table sets out key information regarding awards granted, released and remaining in the year.
	2024			2023
	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in the year	Weighted average share price at release in year	Weighted average remaining contractual life in years
DB Equity Plan	€ 10.30	€ 12.92	1.4	€ 9.85	€ 11.51	1.5

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 14 million and € 12 million for the years ended December 31, 2024 and 2023, respectively.
The grant volume of outstanding share awards was approximately € 1.0 billion and € 1.1 billion as of December 31, 2024 and 2023, respectively. Thereof, approximately € 0.8 billion and € 0.8 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to approximately € 0.2 billion and € 0.3 billion as of December 31, 2024 and 2023, respectively.
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
293
Deutsche Bank
Annual Report 2024

The following table sets forth the basic terms of the DWS share-based plans:

Grant year(s)	Award Type	Vesting schedule	Eligibility
2023 - 2024	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Annual Award - Upfront	Vesting immediately at grant[1]	Regulated employees
	Retention/New Hire[4]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2022	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire[4]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2021	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle [4]	Individual specification	Select employees to attract and retain the best talent
2020	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2019	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Performance Share Unit Award	1/3: March 2022[1]	Members of the Executive Board
	(one-off IPO related award granted in 2019)	1/3: March 2023[1]
1/3: March 2024[1]
2018	Performance Share Unit Award	1/3: March 2022[1]	Select Senior Managers
	(one-off IPO related award )[1]	1/3: March 2023[1]
1/3: March 2024[1]
	SAR Award (one-off IPO related award)	For non-MRTs: 1 June 2021[3]	all DWS employees [2]
For MRTs: 1 March 2023[1,3]

294
Deutsche Bank
Annual Report 2024

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
The following table sets out the movements in share award units.
	DWS Equity Plan		DWS SAR Plan
	2024	2023	2024		2023
Share units (in thousands)	Number of Awards	Number of Awards	Number of Awards	Weighted-average exercise price	Number of Awards	Weighted-average exercise price
Outstanding at beginning of year	2,377	2,329	735	€ 24.65	887	€ 24.65
Granted	938	1,213	35	€ 22.33	0	-
Issued or Exercised	(1,342)	(1,101)	(369)	€ 24.35	(122)	€ 24.65
Forfeited	(41)	(86)	0	-	(10)	€ 24.65
Expired	0	0	(18)	€ 23.40	(18)	€ 24.65
Other Movements	86	22	(16)	€ 22.33	(1)	€ 24.65
Outstanding at end of year	2,017	2,377	367	€ 22.33	735	€ 24.65
Of which, exercisable	0	0	367	€ 22.33	695	€ 24.65

The following table sets out key information regarding awards granted, released and remaining in the year.
	2024			2023
	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in the year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years
DWS Equity Plan	€ 31.59	€ 35.79	1.4	€ 25.40	€ 31.33	1.4
DWS SAR Plan	€ 13.40	€ 38.78	0.8	n/a	€ 31.64	1.9

The fair value of outstanding share-based awards was approximately € 74 million and € 72 million as of December 31, 2024 and 2023, respectively. Of the awards, approximately € 63 million and € 62 million has been recognized in the income statement up to the period ending 2024 and 2023 respectively, of which € 40 million and € 42 million as of December 31, 2024 and 2023 relate to fully vested awards. Total unrecognized expense related to share-based plans was approximately € 12 million and € 9 million as of December 31, 2024 and 2023 respectively, dependent on future share price development.
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
	Measurement date Dec 31, 2024	Measurement date Dec 31, 2023
Units (in thousands)	367	735
Fair value	€ 17.72	€ 10.81
Share price	€ 39.80	€ 34.80
Exercise price	€ 22.33	€ 24.65
Expected volatility (weighted-average)	33%	32%
Expected life (weighted-average) in years	0.8	1.9
Expected dividends (% of income)	65%	88%

Given there is no liquid market for implied volatility of DWS shares, the calculation of DWS share price volatility is based on 5-year historical data for DWS and a comparable peer group.
295
Deutsche Bank
Annual Report 2024

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
	Dec 31, 2024
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,084	272	229	715	4,300
Participants in deferred status	1,805	1,321	526	84	3,736
Participants in payment status	5,075	1,210	461	229	6,975
Total defined benefit obligation	9,964	2,803	1,216	1,028	15,011
Fair value of plan assets	10,237	3,678	1,050	1,141	16,106
Funding ratio (in %)	103%	131%	86%[1]	111%	107%

1 US Total defined benefit obligation is inclusive of the unfunded US Medicare Plan ( € 120 million ) in addition to defined benefit pension plans. The US defined benefit pension funding ratio excluding Medicare is 96%
	Dec 31, 2023
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

1 US Total defined benefit obligation is inclusive of the unfunded US Medicare Plan ( € 119 million ) in addition to defined benefit pension plans. The US defined benefit pension funding ratio excluding Medicare is 95%
The majority of the Group’s defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligation relates to Switzerland. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee workers councils, unions or their equivalent. The Group’s main pension plans are governed by boards of trustees, fiduciaries or their equivalent.
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
296
Deutsche Bank
Annual Report 2024

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 142 million and € 145 million on December 31, 2024 and December 31, 2023, respectively. In combination with the benefit structure, these plans represent limited risk for the Group, given the nature and size of the post-retirement medical plan liabilities versus the size of the Group’s balance sheet at year end 2024.
The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.
in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2024	539	113	85	62	799
Benefits expected to be paid 2025	565	128	89	76	858
Benefits expected to be paid 2026	568	135	92	67	862
Benefits expected to be paid 2027	587	146	91	70	894
Benefits expected to be paid 2028	600	156	96	73	925
Benefits expected to be paid 2029	615	168	95	72	950
Benefits expected to be paid 2030 – 2034	3,211	911	460	377	4,959
Weighted average duration of defined benefit obligation (in years)	11	15	9	9	11

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
297
Deutsche Bank
Annual Report 2024

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
In order to limit the extent to which the Group breached the upper end of its target funding ratio within Germany, the Group has claimed around € 520 million and € 490 million from the trust in 2024 and 2023, respectively, from the plan assets which represents the benefits paid from the Bank’s assets on behalf of the trust.
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
	Dec 31, 2024				Dec 31, 2023
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	3.52%	5.48%	5.51%	3.20%	3.33%	4.50%	5.01%	3.33%
Rate of price inflation (in %)	2.06%	3.46%	2.20%	1.60%	2.30%	3.42%	2.20%	1.84%
Rate of nominal increase in future compensation levels (in %)	2.25%	3.46%	2.30%	2.96%	2.48%	3.42%	2.30%	2.83%
Rate of nominal increase for pensions in payment (in %)	2.06%	3.18%	2.20%	0.59%	2.77%	3.15%	2.20%	0.69%

Assumed life expectancy at age 65
For a male aged 65 at measurement date	21.5	23.2	22.1	22.0	21.4	23.2	22.0	22.0
For a female aged 65 at measurement date	23.7	25.1	23.5	24.1	23.6	25.0	23.5	24.1
For a male aged 45 at measurement date	22.8	24.4	23.5	23.6	22.7	24.4	23.4	23.5
For a female aged 45 at measurement date	24.8	26.4	24.9	25.6	24.7	26.3	24.8	25.6

Mortality tables applied	Modified Richttafeln Heubeck 2018G	SAPS (S3) Light/ Very Light with CMI 2023 projections	PRI-2012 with MP-2021 projection	Country specific tables	Modified Richttafeln Heubeck 2018G	SAPS (S3) Light\ Very Light with CMI 2022 projections	PRI-2012 with MP-2021 projection	Country specific tables

1 Cash balance interest crediting rate in line with the 30-year US government bond yield
298
Deutsche Bank
Annual Report 2024

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
The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group’s reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements. In 2024, the Group introduced a refinement to the methodology for estimating increases to pensions in payment for its main German pension plan to better reflect the effects of recent short-term inflation, which resulted in a benefit recognized in Other Comprehensive Income of € 100 million.
Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best estimate in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.
299
Deutsche Bank
Annual Report 2024

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements
	2024
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,504	3,026	1,172	979	15,681
Defined benefit cost recognized in Profit & Loss
Current service cost	119	8	7	37	171
Interest cost	343	137	58	32	570
Past service cost and gain or loss arising from settlements	14	1	0	0	15
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(549)	(398)	(13)	13	(947)
Actuarial gain or loss arising from changes in demographic assumptions	0	10	0	3	13
Actuarial gain or loss arising from experience	71	(12)	(1)	11	69
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Benefits paid	(539)	(113)	(85)	(62)	(799)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	142	78	(1)	219
Other	0	2	0	0	2
Balance, end of year	9,964	2,803	1,216	1,028	15,011
thereof:
Unfunded	0	10	139	68	217
Funded	9,964	2,793	1,077	960	14,794

Change in fair value of plan assets:
Balance, beginning of year	10,532	3,912	1,003	1,071	16,518
Defined benefit cost recognized in Profit & Loss
Interest income	350	177	50	34	611
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(148)	(479)	4	34	(589)
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Contributions by the employer	41	0	0	36	77
Benefits paid[1]	(539)	(112)	(71)	(54)	(776)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	185	67	4	256
Other	0	0	0	1	1
Plan administration costs	0	(5)	(3)	(1)	(9)
Balance, end of year	10,237	3,678	1,050	1,141	16,106
Funded status, end of year	273	875	(166)	113	1,095

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	0	0	0	(102)	(102)
Interest cost	0	0	0	(1)	(1)
Changes in irrecoverable surplus	0	0	0	(9)	(9)
Exchange rate changes	0	0	0	1	1
Balance, end of year	0	0	0	(111)	(111)

Net asset (liability) recognized	273	875	(166)	2	984[2]

Fair value of reimbursement rights	0	0	0	3	3

1 For funded plans only
2 Thereof € 1.3 billion recognized in Other assets and € 317 million in Other liabilities
300
Deutsche Bank
Annual Report 2024

	2023
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,037	2,876	1,202	884	14,999
Defined benefit cost recognized in Profit & Loss
Current service cost	115	9	7	33	164
Interest cost	373	137	61	35	606
Past service cost and gain or loss arising from settlements	8	2	0	(1)	9
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	387	55	39	36	517
Actuarial gain or loss arising from changes in demographic assumptions	36	(59)	0	(1)	(24)
Actuarial gain or loss arising from experience	45	55	(7)	9	102
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Benefits paid	(498)	(109)	(89)	(50)	(746)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	60	(41)	18	37
Other	0	0	0	0	0
Balance, end of year	10,504	3,026	1,172	979	15,681
thereof:
Unfunded	0	9	138	72	219
Funded	10,504	3,017	1,034	907	15,462

Change in fair value of plan assets:
Balance, beginning of year	10,351	3,768	996	962	16,077
Defined benefit cost recognized in Profit & Loss
Interest income	387	180	50	37	654
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	247	(5)	28	28	298
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Contributions by the employer	44	0	40	41	125
Benefits paid[1]	(498)	(108)	(74)	(41)	(721)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	83	(35)	29	77
Other	0	0	0	0	0
Plan administration costs	0	(6)	(2)	(1)	(9)
Balance, end of year	10,532	3,912	1,003	1,071	16,518
Funded status, end of year	28	886	(169)	92	837

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	0	0	0	(107)	(107)
Interest cost	0	0	0	(2)	(2)
Changes in irrecoverable surplus	0	0	0	13	13
Exchange rate changes	0	0	0	(6)	(6)
Balance, end of year	0	0	0	(102)	(102)

Net asset (liability) recognized	28	886	(169)	(10)	735[2]

Fair value of reimbursement rights	0	0	0	3	3

1 For funded plans only
2 Thereof € 1.1 billion recognized in Other assets and € 353 million in Other liabilities
301
Deutsche Bank
Annual Report 2024

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
In 2024, the Group entered into a buy-in transaction with a third party insurer to de-risk € 1.1 billion of exposure to the UK defined benefit pension schemes funded from existing assets, with no additional employer contribution required. The recognition of the insurance policy as a qualifying plan asset negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 120 million. A similar buy-in transaction to de-risk € 515 million of exposure occurred in 2023 which negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 33 million. In total, the Group has entered into five buy-in transactions in the UK with third-party insurers protecting the Group from movements in defined benefit obligations of around € 2.8 billion as at 31 December, 2024.
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
302
Deutsche Bank
Annual Report 2024

	Dec 31, 2024					Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	305	163	3	66	537	179	92	53	71	395
Equity instruments[1]	1,060	0	111	256	1,427	1,213	0	109	215	1,537
Investment-grade bonds[2]
Government	1,814	77	277	214	2,382	1,882	919	366	189	3,356
Non-government bonds	4,090	531	474	358	5,453	4,081	915	369	347	5,712
Non-investment-grade bonds
Government	86	0	4	4	94	103	1	1	4	109
Non-government bonds	380	17	19	25	441	325	73	16	21	435
Securitized and other Debt Investments	37	21	85	16	159	47	99	78	10	234
Insurance	0	2,756	0	16	2,772	0	1,807	0	15	1,822
Alternatives
Real estate	719	0	0	99	818	727	0	0	97	824
Commodities	54	0	0	2	56	39	0	0	4	43
Private equity	0	0	0	4	4	0	0	0	3	3
Other[3]	989	0	0	60	1,049	1,022	0	0	60	1,082
Derivatives (Market Value)
Interest rate	730	113	(49)	13	807	909	171	(3)	17	1,094
Credit	(18)	0	57	0	39	(18)	(1)	16	0	(3)
Inflation	0	0	0	14	14	0	(5)	0	13	8
Foreign exchange	(17)	0	0	(6)	(23)	21	0	0	5	26
Other	8	0	69	0	77	2	(159)	(2)	0	(159)
Total fair value of plan assets	10,237	3,678	1,050	1,141	16,106	10,532	3,912	1,003	1,071	16,518

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
	Dec 31, 2024					Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	(118)	(56)	3	12	(159)	29	92	50	19	190
Equity instruments[1]	757	0	110	45	912	933	0	109	39	1,081
Investment-grade bonds[2]
Government	599	77	256	52	984	601	919	360	41	1,921
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Non-investment-grade bonds
Government	2	0	1	0	3	1	1	0	0	2
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Securitized and other Debt Investments	0	0	0	0	0	0	98	0	0	98
Insurance	0	0	0	0	0	0	0	0	0	0
Alternatives
Real estate	0	0	0	0	0	0	0	0	0	0
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Derivatives (Market Value)
Interest rate	0	0	(57)	0	(57)	0	0	(16)	0	(16)
Credit	0	0	0	0	0	0	0	0	0	0
Inflation	0	0	0	0	0	0	0	0	0	0
Foreign exchange	0	0	0	0	0	0	0	0	0	0
Other	8	0	0	0	8	2	0	0	0	2
Total fair value of quoted plan assets	1,248	21	313	109	1,691	1,566	1,110	503	99	3,278

1 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
2 Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A
303
Deutsche Bank
Annual Report 2024

The following tables show the asset allocation of the “quoted” and “other” defined benefit plan assets by key geography in which they are invested.

	Dec 31, 2024
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	172	30	311	20	24	537
Equity instruments	29	30	818	345	150	55	1,427
Government bonds (investment-grade and above)	376	77	300	980	207	442	2,382
Government bonds (non-investment-grade)	2	0	1	0	0	91	94
Non-government bonds (investment-grade and above)	500	632	1,843	2,021	392	65	5,453
Non-government bonds (non-investment-grade)	26	27	22	359	3	4	441
Securitized and other Debt Investments	23	21	83	15	17	0	159
Subtotal	936	959	3,097	4,031	789	681	10,493
Share (in %)	9%	9%	30%	38%	8%	6%	100%
Other asset categories							5,613
Fair value of plan assets							16,106

	Dec 31, 2023
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	98	67	195	29	26	395
Equity instruments	21	52	921	325	179	40	1,538
Government bonds (investment-grade and above)	420	919	419	910	191	497	3,356
Government bonds (non-investment-grade)	0	1	0	2	0	106	109
Non-government bonds (investment-grade and above)	503	693	1,909	2,099	449	60	5,713
Non-government bonds (non-investment-grade)	5	67	29	330	3	1	435
Securitized and other Debt Investments	32	98	77	14	10	1	232
Subtotal	961	1,928	3,422	3,875	861	731	11,778
Share (in %)	8%	16%	29%	33%	7%	6%	100%
Other asset categories							4,740
Fair value of plan assets							16,518

Plan assets include derivative transactions with Group entities with an overall positive market value of around € 810 million at December 31, 2024 and € 930 million December 31, 2023, respectively. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.
304
Deutsche Bank
Annual Report 2024

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
305
Deutsche Bank
Annual Report 2024

	Dec 31, 2024				Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Interest rate (–50 bp):
(Increase) in DBO	(525)	(210)	(25)	(45)	(575)	(230)	(25)	(40)
Expected increase in plan assets[1]	465	225	20	15	355	150	20	15
Expected net impact on funded status (de-) increase	(60)	15	(5)	(30)	(220)	(80)	(5)	(25)

Interest rate (+50 bp):
Decrease in DBO	500	195	25	40	545	215	25	40
Expected (decrease) in plan assets[1]	(465)	(205)	(20)	(15)	(355)	(150)	(20)	(15)
Expected net impact on funded status (de-) increase	35	(10)	5	25	190	65	5	25

Credit spread (–50 bp):
(Increase) in DBO	(525)	(210)	(55)	(50)	(575)	(230)	(50)	(45)
Expected increase in plan assets[1]	305	220	35	10	320	65	15	10
Expected net impact on funded status (de-) increase	(220)	10	(20)	(40)	(255)	(165)	(35)	(35)

Credit spread (+50 bp):
Decrease in DBO	500	195	50	45	545	215	50	45
Expected (decrease) in plan assets[1]	(305)	(200)	(35)	(10)	(320)	(65)	(15)	(10)
Expected net impact on funded status (de-) increase	195	(5)	15	35	225	150	35	35

Rate of price inflation (–50 bp):[2]
Decrease in DBO	165	150	5	10	300	150	10	10
Expected (decrease) in plan assets[1]	(260)	(150)	0	(5)	(275)	(95)	0	(5)
Expected net impact on funded status (de-) increase	(95)	0	5	5	25	55	10	5

Rate of price inflation (+50 bp):[2]
(Increase) in DBO	(280)	(160)	(5)	(10)	(310)	(160)	(5)	(10)
Expected increase in plan assets[1]	260	160	0	5	275	95	0	5
Expected net impact on funded status (de-) increase	(20)	0	(5)	(5)	(35)	(65)	(5)	(5)

Rate of real increase in future compensation levels (–50 bp):
Decrease in DBO, net impact on funded status	25	5	0	10	30	5	0	10

Rate of real increase in future compensation levels (+50 bp):
(Increase) in DBO, net impact on funded status	(25)	(5)	0	(10)	(30)	(5)	0	(10)

Longevity improvements by 10%:[3]
(Increase) in DBO	(205)	(60)	(20)	(10)	(225)	(60)	(20)	(10)
Expected increase in plan assets	0	55	0	0	0	40	0	0
Expected net impact on funded status (de-) increase	(205)	(5)	(20)	(10)	(225)	(20)	(20)	(10)

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
306
Deutsche Bank
Annual Report 2024

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2025, including contributions to the Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.
2025
in € m.	Total
Expected contributions to
Defined benefit plan assets	85
BVV	60
Other defined contribution plans	280
Expected benefit payments for unfunded defined benefit plans	30
Expected total cash flow related to post-employment benefits	455

Expense of employee benefits
The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2.
in € m.	2024	2023	2022
Expenses for defined benefit plans:
Service cost[1]	171	164	229
Net interest cost (income)	(40)	(45)	(10)
Total expenses defined benefit plans	131	119	219
Expenses for defined contribution plans:
BVV	61	55	57
Other defined contribution plans	282	265	258
Total expenses for defined contribution plans	343	320	315
Total expenses for post-employment benefit plans	474	439	534
Employer contributions to state-mandated pension plans
Pensions related payments social security in Germany	232	218	214
Contributions to pension fund for Postbank´s postal civil servants	51	57	58
Further pension related state-mandated benefit plans	258	248	216
Total employer contributions to state-mandated benefit plans	542	523	488
Expenses for share-based payments:
Expenses for share-based payments, equity settled[2]	426	436	405
Expenses for share-based payments, cash settled[2]	64	43	29
Expenses for cash retention plans[2]	471	448	418
Expenses for severance payments[3]	487	293	82

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
307
Deutsche Bank
Annual Report 2024

34 –
Income Taxes

Income tax expense/(benefit)
in € m.	2024	2023	2022
Current tax expense (benefit):
Tax expense (benefit) for current year	1,330	1,284	919
Adjustments for prior years	(16)	56	(132)
Total current tax expense (benefit)	1,314	1,340	787
Deferred tax expense (benefit):
Origination and reversal of temporary differences, unused tax losses and tax credits	900	1,158	381
Effect of changes in tax law and/or tax rate	23	7	(19)
Adjustments for prior years	(13)	(1,002)	(1,256)
Total deferred tax expense (benefit)	909	163	(894)
Total income tax expense (benefit)	2,223	1,503	(107)

Total deferred tax expense/(benefit) includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs and expenses arising from write-downs of deferred tax assets. The deferred tax expense/(benefit) was positively impacted by € 16 million in 2024, by € 1.1 billion in 2023 and by € 1.4 billion in 2022.
The Global Minimum Taxation Rules or Pillar 2 rules became applicable to Deutsche Bank starting in 2024, with Deutsche Bank AG as the ultimate parent. The bank is required to annually determine the global minimum tax or Pillar 2 liability for group entities in close to 60 jurisdictions. Temporary relief from detailed Pillar 2 calculations, which is determined on a jurisdiction-by-jurisdiction basis, may be available under transitional safe harbor provisions. These safe harbor provisions, which are applicable in tax years 2024-2026, are based on the bank’s country-by-country reports filed annually with the German tax authorities and certain other financial data. Uncertainties remain regarding the application of the Pillar 2 rules, further legislative developments and interpretative guidance in many countries are expected over time, and implementation efforts are ongoing. The bank has estimated the potential impact on its financial position for 2024 on a best effort basis and recognized a Pillar 2 related current tax expense of € 3 million. The assessment considered a number of qualitative and quantitative factors applicable to 2024: (1) the bank’s blended statutory tax rate across all applicable jurisdictions amounted to 28% , which is significantly higher than the minimum tax rate of 15%; (2) only  6 countries applied a statutory tax rate of less than 15 % to the bank’s operations; and (3) based on an analysis of the most recently available country-by-country data, the bank is estimated to qualify for relief under the transitional safe harbor provisions in most of the jurisdictions it operates in.
Difference between applying German statutory (domestic) income tax rate and actual income tax expense/(benefit)
in € m.	2024	2023	2022
Expected tax expense (benefit) at domestic income tax rate of 31.3% (31.3% for 2023 and 31.3% for 2022)	2,098	2,490	1,705
Foreign rate differential	(192)	(85)	(115)
Tax-exempt gains on securities and other income	(246)	(319)	(217)
Loss (income) on equity method investments	(6)	0	(12)
Nondeductible expenses	520	392	429
Impairments of goodwill	0	55	(0)
Changes in recognition and measurement of deferred tax assets[1]	(59)	(1,238)	(1,891)
Effect of changes in tax law and/or tax rate	23	7	(19)
Effect related to share-based payments	(1)	0	(5)
Other[1]	85	201	18
Actual income tax expense (benefit)	2,223	1,503	(107)

1 Current and deferred tax expense/(benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets” and “Other”.
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31.3 % for 2024, 20223 and 2022.
Changes in recognition and measurement of deferred tax assets in 2023 mainly included the effect of the recognition of previously unrecognized deferred tax assets in the U.K. and in 2022 mainly in the U.S. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.
The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table includes the effects of these examinations by the tax authorities.
308
Deutsche Bank
Annual Report 2024

Income taxes credited or charged to equity (other comprehensive income/additional paid in capital)
in € m.	2024	2023	2022
Actuarial gains (losses) related to defined benefit plans	(115)	137	(642)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss	54	18	(25)
Financial assets mandatory at fair value through other comprehensive income:
Unrealized net gains (losses) arising during the period	113	59	312
Realized net gains (losses) arising during the period (reclassified to profit or loss)	13	1	(61)
Derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period	73	(132)	229
Net gains (losses) reclassified to profit or loss	(64)	(110)	(18)
Other equity movement:
Unrealized net gains (losses) arising during the period	141	151	192
Net gains (losses) reclassified to profit or loss	6	0	0
Income taxes credited (charged) to other comprehensive income	221	124	(13)
Other income taxes credited (charged) to equity	104	50	25

Major components of the Group’s gross deferred tax assets and liabilities
in € m.	Dec 31, 2024	Dec 31, 2023
Deferred tax assets:
Unused tax losses	3,966	4,747
Unused tax credits	172	23
Deductible temporary differences:
Trading activities, including derivatives	3,634	2,927
Employee benefits, including equity settled share based payments	1,755	1,828
Accrued interest expense	1,477	999
Loans and borrowings, including allowance for loans	846	949
Leases	857	855
Intangible Assets	52	80
Fair value OCI (IFRS 9)	496	332
Other assets	525	485
Other provisions	237	88
Other liabilities	6	6
Total deferred tax assets pre offsetting	14,023	13,319
Deferred tax liabilities:
Taxable temporary differences:
Trading activities, including derivatives	4,874	3,970
Employee benefits, including equity settled share based payments	324	291
Loans and borrowings, including allowance for loans	538	617
Leases	762	758
Intangible Assets	752	717
Fair value OCI (IFRS 9)	45	43
Other assets	270	272
Other provisions	292	89
Other liabilities	38	40
Total deferred tax liabilities pre offsetting	7,895	6,797

Deferred tax assets on unused tax credits included € 151 million and € 10 million as of December 31, 2024 and December 31, 2023 related to the corporate alternative minimum tax in the U.S.
309
Deutsche Bank
Annual Report 2024

Deferred tax assets and liabilities, after offsetting
in € m.	Dec 31, 2024	Dec 31, 2023
Presented as deferred tax assets	6,702	7,039
Presented as deferred tax liabilities	574	517
Net deferred tax assets	6,128	6,522

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
Items for which no deferred tax assets were recognized
in € m.	Dec 31, 2024¹	Dec 31, 2023¹
Deductible temporary differences	(39)	(36)
Not expiring	(4,945)	(5,119)
Expiring in subsequent period	(2)	(28)
Expiring after subsequent period	(77)	(55)
Unused tax losses	(5,024)	(5,202)
Expiring after subsequent period	0	0
Unused tax credits	(1)	(1)

1 Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.
As of December 31, 2024 and December 31, 2023, the Group recognized deferred tax assets of € 4.0 billion and € 5.3 billion, respectively, that exceeded deferred tax liabilities in entities which have suffered a tax loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. In determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
As of December 31, 2024 and December 31, 2023, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 286 million and € 349 million respectively, in respect of which no deferred tax liabilities were recognized.
310
Deutsche Bank
Annual Report 2024

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
311
Deutsche Bank
Annual Report 2024

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
– Derivatives used as hedging instrument with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item. This is particularly pertinent in periods proceeding high interest rate moves.
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
In addition to net investment hedges, the Group also applies cash flow hedge accounting (FX CFH) for USD denominated Treasury bonds (HTC classified) held in EUR functional entities, utilizing foreign exchange forward contracts as hedging instruments.
The hedged risk is the cash flow variability of highly probable HTC coupons driven by movements in spot FX. The Group does not expect to incur ineffectiveness, as the notional amount of the hedging instrument should be equivalent to the cash flow exposure on HTC bonds. The hedge is re-balanced monthly to reflect cash flow decay on HTC bonds, and FX forward point risk is not a component of the designated risk therefore a highly effective hedge is observed.
Fair value hedge accounting
Derivatives held as fair value hedges
	Dec 31, 2024			2024	Dec 31, 2023			2023
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as fair value hedges	2,546	6,282	108,170	671	2,246	6,386	99,106	1,917

	2024	2023
in € m.	Hedge ineffectiveness	Hedge ineffectiveness
Result of fair value hedges	454	140

312
Deutsche Bank
Annual Report 2024

Financial instruments designated as fair value hedges
	Dec 31, 2024						2024
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	17,305	0	(1,284)	0	1	0	(93)
Bonds at amortized cost	1,949	0	(21)	0	(1)	0	(10)
Long-term debt	0	73,946	0	(3,816)	0	(101)	(194)
Deposits	0	1,072	0	(162)	0	0	79
Loans at amortized cost	0	0	0	0	(1)	0	0

	Dec 31, 2023						2023
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	13,468	0	(1,277)	0	49	0	486
Bonds at amortized cost	361	0	(12)	0	(23)	0	25
Long-term debt	0	71,769	0	(3,936)	0	(184)	(2,274)
Deposits	0	289	0	(93)	0	0	(14)
Loans at amortized cost	0	0	(1)	0	0	0	0

Cash flow hedge accounting
Derivatives held as cash flow hedges
	Dec 31, 2024			2024	Dec 31, 2023			2023
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as cash flow hedges	58	183	109,671	(229)	416	228	111,462	537

Cash flow hedge balances
in € m.	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Reported in Equity[1]	36	44	(790)
thereof relates to terminated programs	0	0	0
Gains (losses) posted to equity for the year ended	(242)	436	(819)
Gains (losses) removed from equity for the year ended	234	398	71
thereof relates to terminated programs	0	0	0
Changes of hedged item's value used for hedge effectiveness	(212)	434	(899)
Ineffectiveness recorded within P&L	13	101	16

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
During the current period, increases in the designated benchmark interest rates resulted in negative fair value changes on the associated hedging instruments, mainly related to cash flow hedge relationship on USD denominated financial asset. In addition, the carrying value of these hedging derivatives changed into a net financial liability which therefore aligns to the fair value change shown in the table above.
In the FX CFH, ineffectiveness is not expected considering FX forward point risk is not a component of the designated risk. The change in both the hypothetical and hedging instrument fair value used for effectiveness testing is driven by FX spot risk only, and is expected to offset (subject to a positive capacity test result).
313
Deutsche Bank
Annual Report 2024

As of December 31, 2024 the longest term cash flow hedge matures in 2036.
As of December 31, 2024 the longest FX CFH matures in 2032.
The financial instruments designated as cash flow hedges are recognized as Loans at amortized cost in the Group’s Consolidated Balance Sheet.
Financial instruments designated in the FX CFH are recognized as Debt Securities HTC at amortized cost in the Groups Consolidated Balance Sheet.
Net investment hedge accounting
Derivatives held as net investment hedges
	Dec 31, 2024			2024	Dec 31, 2023			2023
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as net investment hedges	189	1,595	45,517	(2,442)	736	157	42,751	317

	2024		2023
in € m.	Fair value changes recognized in Equity[1]	Hedge ineffectiveness	Fair value changes recognized in Equity[1]	Hedge ineffectiveness
Result of net investment hedges	(2,384)	(81)	(169)	(138)

1 Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Balance Sheet.
Profile of derivatives held as net investment hedges
in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2024
Nominal amount Foreign exchange forwards	36,976	318	3	0
Nominal amount Foreign exchange swaps	7,990	230	0	0
Total	44,966	548	3	0
As of December 31, 2023
Nominal amount Foreign exchange forwards	33,347	85	18	0
Nominal amount Foreign exchange swaps	8,683	579	39	0
Total	42,030	664	57	0

The Group uses a foreign exchange forward strategy. As indicated in the above table, the vast majority of forward contracts mature within the year. The Group did not calculate an average foreign currency rate because the amount of contracts that mature after 1 year are not material.
314
Deutsche Bank
Annual Report 2024

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
Compensation expense of key management personnel
in € m.	2024	2023	2022
Short-term employee benefits	47	37	37
Post-employment benefits	4	7	5
Other long-term benefits	35	17	15
Termination benefits	0	0	2
Share-based payment	15	18	17
Total	101	79	76

The above table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1 million as of December 31, 2024, € 1 million as of December 31, 2023 and € 1 million as of December 31, 2022.
Among the Group’s transactions with key management personnel as of December 31, 2024, were loans and commitments of € 2 million and deposits of € 17 million. As of December 31, 2023, the Group’s transactions with key management personnel were loans and commitments of € 1 million and deposits of € 16 million.
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
Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.
Loans
in € m.	2024	2023
Loans outstanding, beginning of year	44	119
Net movement in loans during the period	70	(98)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	(41)	23
Loans outstanding, end of year[1]	73	44
Other credit risk related transactions:
Allowance for loan losses	0	1
Provision for loan losses	1	0
Guarantees and commitments	3	1

1. Loans past due were € 0 million as of December 31, 2024 and € 0 million as of December 31, 2023. For the total loans the Group held collateral of € 0 million and € 0 million as of December 31, 2024 and December 31, 2023, respectively
315
Deutsche Bank
Annual Report 2024

Deposits
in € m.	2024	2023
Deposits outstanding, beginning of year	33	31
Net movement in deposits during the period	(4)	2
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	0	0
Deposits outstanding, end of year	29	33

Other Transactions
Includes bonds issued by associated companies which the Group acquired and classified as trading assets. These trading assets amounted to € 27 million as of December 31, 2024, and € 11 million as of December 31, 2023.
Other assets related to transactions with associated companies amounted to € 2 million as of December 31, 2024, and € 2 million as of December 31, 2023. Other liabilities related to transactions with associated companies were € 0 million as of December 31, 2024, and € 7 million as of December 31, 2023.
Transactions with Pension Plans
Under IFRS, post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services.
Transactions with related party pension plans
in € m.	2024	2023
Equity shares issued by the Group held in plan assets	0	0
Other assets	2	1
Fees paid from plan assets to asset managers of the Group	16	21
Market value of derivatives with a counterparty of the Group	679	698
Notional amount of derivatives with a counterparty of the Group	9,730	8,146

316
Deutsche Bank
Annual Report 2024

37 –
Information on Subsidiaries

Composition of the Group
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
The Group consists of 521 (2023: 520) consolidated entities, thereof 229 (2023: 212) consolidated structured entities. 328 (2023: 346) of the entities controlled by the Group are directly or indirectly held by the Group at 100 % of the ownership interests (share of capital). Third parties also hold ownership interests in 193 (2023: 174) of the consolidated entities (noncontrolling interests). As of December 31, 2024, and 2023, one subsidiary has material noncontrolling interests. Noncontrolling interests for all other subsidiaries are neither individually nor cumulatively material to the Group.
Subsidiaries with material noncontrolling interests
	Dec 31, 2024	Dec 31, 2023
DWS Group GmbH & Co. KGaA
Proportion of ownership interests and voting rights held by noncontrolling interests	20.51%	20.51%
Place of business	Global	Global

in € m	Dec 31, 2024	Dec 31, 2023
Net income attributable to noncontrolling interests	133	117
Accumulated noncontrolling interests of the subsidiary	1,546	1,620
Dividends paid to noncontrolling interests	250	84
Summarized financial information:
Total assets	11,871	11,683
Total liabilities	4,379	3,852
Total net revenues	2,765	2,614
Net income (loss)	652	567
Total comprehensive income (loss), net of tax	904	424

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
– The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities
Restricted assets
	Dec 31, 2024		Dec 31, 2023
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	132,741	31	163,454	108
Financial assets at fair value through profit or loss	545,895	62,615	465,273	58,270
Financial assets at fair value through other comprehensive income	42,090	5,969	35,546	7,618
Loans at amortized cost	483,897	41,942	479,353	54,343
Other	186,409	3,206	173,641	7,920
Total	1,391,033	113,762	1,317,266	128,259

In addition to the above and in line with the regulation on Liquidity Coverage Ratio (Commission Delegated Regulation (EU) 2015/61), the Group identifies if assets held in third country are subject to restrictions to their free transferability. The Group identifies the volume of High-Quality Liquid Assets in excess of net cash outflows held in the third countries which are not freely transferable and excludes them from the HQLA. The aggregated amount of such HQLA that are held at entities in third countries and considered restricted is € 20.5 billion as of December 31, 2024 (€ 13.3 billion as of December 31, 2023).
317
Deutsche Bank
Annual Report 2024

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
Securitization vehicles
The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2024, and December 31, 2023, there were no outstanding loan commitments to these entities.
Funds
The Group may provide funding and liquidity facility or guarantees to funds consolidated by the Group. As of December 31, 2024, and December 31, 2023, the notional value of the liquidity facilities and guarantees provided by the Group to such funds was € 1.5 billion and € 1.1 billion, respectively.
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
318
Deutsche Bank
Annual Report 2024

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
Maximum exposure to unconsolidated structured entities
The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off-balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by Deutsche Bank, is reflected by the notional amounts. Such amounts or its development do not reflect the economic risks faced by the Group because it does not take into account the effects of collateral or hedges, nor the probability of such losses being incurred. At December 31, 2024, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 220 billion, € 746 billion and € 29 billion respectively. At December 31, 2023, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 117 billion, € 315 billion and € 26 billion, respectively.
319
Deutsche Bank
Annual Report 2024

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
Based on the above definitions, the total size of structured entities is € 3,156 billion, of which the majority of € 1,828 billion is from Funds. In 2023, it was € 2,329 billion and € 1,223 billion, respectively.
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
Carrying amounts and size relating to Deutsche Bank’s interests
	Dec 31, 2024
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	0	0	0	0	0
Interbank balances (w/o central banks)	1	0	0	2	3
Central bank funds sold and securities purchased under resale agreements	0	1,009	382	4,532	5,923
Securities Borrowed	0	0	0	0	0
Total financial assets at fair value through profit or loss	321	4,314	4,652	71,818	81,105
Trading assets	152	2,489	3,773	4,075	10,490
Positive market values (derivative financial instruments)	169	386	38	6,044	6,636
Non-trading financial assets mandatory at fair value through profit or loss	0	1,439	841	61,699	63,978
Financial assets designated at fair value through profit or loss	0	0	0	0	0
Financial assets at fair value through other comprehensive income	0	1,212	479	194	1,885
Loans at amortized cost	188	63,015	34,260	21,540	119,003
Other assets	1	735	4,361	7,774	12,871
Total assets	510	70,285	44,134	105,858	220,788

Liabilities
Total financial liabilities at fair value through profit or loss	1	45	138	6,549	6,733
Negative market values (derivative financial instruments)	1	45	138	6,549	6,733
Other short-term borrowings	0	0	0	0	0
Other liabilities	0	0	0	0	0
Total liabilities	1	45	138	6,549	6,733
Off-balance sheet exposure	0	8,085	12,915	8,089	29,089
Total	509	78,325	56,912	107,398	243,144

320
Deutsche Bank
Annual Report 2024

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

Total trading assets as of December 31, 2024, and December 31, 2023, of € 10.5 billion and € 8.9 billion are comprised primarily of € 3.8 billion and € 2.8 billion in securitizations and € 4.1 billion and € 3.3 billion in funds structured entities, respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regard to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover, the credit risk arising from loans made to third party funding structured entities is mitigated by the collateral received.
Non-trading financial assets mandatory at fair value through profit or loss includes reverse repurchase agreements to funds which comprise the majority of the interests in this category and are collateralized by the underlying securities.
Loans as of December 31, 2024, and December 31, 2023, consist of € 119.0 billion and € 116.7 billion investment in securitization tranches and financing to third party funding entities. The Group’s financing to third party funding entities is collateralized by the assets in those structured entities.
Other assets as of December 31, 2024, and December 31, 2023, of € 12.9 billion and € 14.7 billion, respectively, consist primarily of cash margin balances.
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
321
Deutsche Bank
Annual Report 2024

Sponsored unconsolidated structured entities where the Group has no interest as of December 31, 2024, and December 31, 2023

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
The gross revenues from sponsored entities where the bank did not hold an interest as of December 31, 2024, and December 31, 2023, were € 581 million and € 38 million, respectively. Instances where the bank does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2024 were € 3.7 billion for securitization and € 2.3 billion for repackaging and investment entities. In 2023, they were € 1.7 billion for securitization and € 1.9 billion for repackaging and investment entities.
322
Deutsche Bank
Annual Report 2024

39 –
Current and non-current assets and liabilities

Asset and liability line items by amounts recovered or settled within or after one year
Asset items as of December 31, 2024
	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Cash and central bank balances	147,494	0	147,494
Interbank balances (w/o central banks)	6,154	6	6,160
Central bank funds sold and securities purchased under resale agreements	32,061	8,742	40,803
Securities borrowed	32	11	44
Financial assets at fair value through profit or loss	538,650	7,246	545,895
Financial assets at fair value through other comprehensive income	10,539	31,551	42,090
Equity method investments	0	1,028	1,028
Loans at amortized cost	131,164	352,733	483,897
Property and equipment	0	6,193	6,193
Goodwill and other intangible assets	0	7,749	7,749
Other assets	77,235	23,943	101,178
Assets for current tax	1,287	514	1,801
Total assets before deferred tax assets	944,616	439,715	1,384,331
Deferred tax assets			6,702
Total assets			1,391,033

Liability items as of December 31, 2024
	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Deposits	642,421	25,279	667,701
Central bank funds purchased and securities sold under repurchase agreements	2,710	1,030	3,740
Securities loaned	2	0	2
Financial liabilities at fair value through profit or loss	393,378	19,032	412,409
Other short-term borrowings	9,895	0	9,895
Other liabilities	88,347	7,269	95,616
Provisions	3,326	0	3,326
Liabilities for current tax	492	228	720
Long-term debt	20,628	94,270	114,899
Trust preferred securities	287	0	287
Total liabilities before deferred tax liabilities	1,161,486	147,109	1,308,594
Deferred tax liabilities			574
Total liabilities			1,309,168

323
Deutsche Bank
Annual Report 2024

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
324
Deutsche Bank
Annual Report 2024

41 –
Regulatory capital information

General definitions
The calculation of Deutsche Bank’s own funds incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions” (CRR) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions” (CRD), which have been further amended with subsequent Regulations and Directives. The CRD has been implemented into German law. The information in this section as well as in the section “Development of risk-weighted assets” is based on the regulatory principles of consolidation.
This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.
The total own funds pursuant to the effective regulations as of year-end 2024 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), adoption of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which applies until year-end 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1, AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem and institution must have full dividend/coupon discretion at all times.
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
Capital instruments
The Management Board was authorized by the 2023 Annual General Meeting to buy, on or before April 30, 2028, shares of up to 10 % of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2023 Annual General Meeting, this corresponded to a volume of up to 204.0 million shares. Thereof, a volume of up to 5 % of the total share capital or 102.0 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2 % of the total share capital with a maturity exceeding 18 months. During the period from the 2023 Annual General Meeting until the 2024 Annual General Meeting, 40.3 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 22.9 million shares were purchased by exercising call options. In addition, 16.1 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 71.1 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof,  45.5 million shares that were acquired as part of the share buyback program of € 450 million in 2023 were cancelled at the beginning of the year 2024. The number of shares held in Treasury, after delivery of shares for equity compensation and share cancellations, amounted to  31.6 million as of the 2024 Annual General Meeting. Thereof,  25.6 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of  6.0 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
325
Deutsche Bank
Annual Report 2024

The Annual General Meeting on May 16, 2024, granted the Management Board the approval to buy, on or before April 30, 2029, shares of up to 10 % of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to  199.5 million shares. Thereof, a volume of up to  5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2%  of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2024 Annual General Meeting until December 31, 2024, 20.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. The number of shares held in Treasury from buybacks amounted to 49.6 million as of December 31, 2024. Thereof 46.4 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 3.1 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting, and as of December 31, 2024, authorized capital available to the Management Board is € 2,560 million ( 1,000 million shares).
Since the 2022 Annual General Meeting, the Management Board is authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9.0 billion on or before April 30, 2027. Deutsche Bank issued € 4.25 billion new AT1 notes under this authorization, thereof € 3.0 billion new AT1 notes were issued in 2024.
The current CRR as applicable since June 27, 2019, provides further grandfathering rules for AT1 and Tier 2 instruments issued prior to June 27, 2019. AT1 and Tier 2 instruments issued through special purpose entities were grandfathered until December 31, 2021. In 2024, transitional arrangements only exist for AT1 and Tier 2 instruments which continue to qualify until June 26, 2025, even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had an immaterial number of instruments that qualified during 2024.
Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.4 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.6 billion as of December 2024. In 2024, the bank issued new AT1 notes with a nominal amount of € 3.0 billion.
As of December 31, 2024, the amount recognized as regulatory Tier 2 amounted capital to € 7.7 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 11.8 billion as of December 2024. In 2024, Tier 2 instruments with a nominal value of € 104.4 million matured. There were no new issuances of Tier 2 instruments in 2024.
Minimum capital requirements and additional capital buffers
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2024.
326
Deutsche Bank
Annual Report 2024

Details on regulatory capital
Own Funds Template (incl. RWA and capital ratios)
	Dec 31, 2024	Dec 31, 2023
in € m.	CRR/CRD	CRR/CRD
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	44,130	44,908
Retained earnings	19,978	16,509
Accumulated other comprehensive income (loss), net of tax	(1,229)	(1,760)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	801	3,493
Other	1,020	973
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,680)	(1,727)
Other prudential filters (other than additional value adjustments)	95	(126)
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	0	(0)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Other regulatory adjustments[2]	(1,721)	(1,679)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,244)	(16,058)
Common Equity Tier 1 (CET 1) capital	49,457	48,066

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,508	8,578
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	0	0
Additional Tier 1 (AT1) capital before regulatory adjustments	11,508	8,578

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(250)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(250)
Additional Tier 1 (AT1) capital	11,378	8,328
Tier 1 capital (T1 = CET 1 + AT1)	60,835	56,395

Tier 2 (T2) capital	7,676	8,610
Total capital (TC = T1 + T2)	68,511	65,005
Total risk-weighted assets	357,427	349,742
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.8	13.7
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.0	16.1
Total capital ratio (as a percentage of risk-weighted assets)	19.2	18.6

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 3.4 billion reduced by deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion , which includes an intended dividend of € 1.3 billion (  68  Cents per share) and the ECB approved share buyback of € 750 million
2 Includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion ) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion ) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures
327
Deutsche Bank
Annual Report 2024

Reconciliation of shareholders’ equity to Own Funds
	CRR/CRD
in € m.	Dec 31, 2024	Dec 31, 2023
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	68,709	65,999
Difference between equity per IASB IFRS / EU IFRS³	(2,433)	(1,513)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	66,276	64,486
Deconsolidation/Consolidation of entities	(24)	(35)
Of which:
Additional paid-in capital	0	0
Retained earnings	(24)	(35)
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders' equity per regulatory balance sheet	66,252	64,451
Minority Interests (amount allowed in consolidated CET 1)	1,020	973
AT1 coupon and shareholder distribution deduction[1]	(2,565)	(1,279)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(7)	(21)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124
Prudential filters	(1,585)	(1,853)
Of which:
Additional value adjustments	(1,680)	(1,727)
Any increase in equity that results from securitized assets	0	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	95	(126)
Regulatory adjustments	(13,659)	(14,205)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Others[2]	(1,721)	(1,679)
Common Equity Tier 1 capital	49,457	48,066

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion , which includes an intended dividend of € 1.3 billion (  68  Cents per share) and the ECB approved share buyback of € 750 million
2 Negative amounts from expected loss shortfall has been disclosed separately in the current year which was shown as part of 'Other Regulatory Adjustments' for the previous year and includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion ) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion ) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures
3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter " Material Accounting Policies and Critical Accounting Estimates". These rules were initially applied in the first quarter 2020.
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
328
Deutsche Bank
Annual Report 2024

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
329
Deutsche Bank
Annual Report 2024

42 –
Condensed Deutsche Bank AG (parent company only) financial information

Condensed statement of income
in € m.	2024	2023	2022
Interest income, excluding dividends from subsidiaries	42,684	38,205	20,682
Dividends received from subsidiaries:
Bank subsidiaries	446	516	395
Nonbank subsidiaries	1,677	2,255	1,117
Interest expense	32,068	26,260	9,909
Net interest and dividend income	12,740	14,715	12,284
Provision for credit losses	1,359	1,158	829
Net interest and dividend income after provision for credit losses	11,380	13,557	11,455
Noninterest income:
Commissions and fee income	5,114	4,513	4,383
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,736	4,681	1,824
Other income (loss)[1]	1,939	(412)	3,541
Total noninterest income	11,789	8,782	9,747
Noninterest expenses:
Compensation and benefits	6,271	5,896	5,679
General and administrative expenses	7,461	6,540	6,273
Services provided by (to) affiliates, net	2,486	2,540	2,165
Impairment of goodwill and other intangible assets	0	0	0
Total noninterest expenses	16,218	14,975	14,118
Income (loss) before income taxes	6,951	7,363	7,084
Income tax expense (benefit)	1,307	906	(1,189)
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	5,644	6,457	8,273

1 Includes net gains (losses) on financial assets mandatory at fair value through other comprehensive income as well as impairments and write-ups on investments in subsidiaries.
Condensed statement of comprehensive income
in € m.	2024	2023	2022
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	5,644	6,457	8,273
Other comprehensive income (loss), net of tax	197	(143)	(1,006)
Total comprehensive income (loss), net of tax	5,841	6,314	7,267

330
Deutsche Bank
Annual Report 2024

Condensed balance sheet
in € m.	Dec 31, 2024	Dec 31, 2023
Assets:
Cash and central bank balances:	117,769	149,493
Interbank balances (w/o central banks):
Bank subsidiaries	24,335	10,787
Other	5,298	4,869
Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	0	0
Nonbank subsidiaries	9,340	10,783
Other	40,835	14,758
Financial assets at fair value through profit or loss:
Bank subsidiaries	2,049	2,972
Nonbank subsidiaries	2,203	968
Other	480,479	409,623
Financial assets at fair value through other comprehensive income	68,423	54,038
Investments in associates	285	291
Investment in subsidiaries:
Bank subsidiaries	6,830	5,569
Nonbank subsidiaries	26,311	24,989
Loans:
Bank subsidiaries	45,569	56,042
Nonbank subsidiaries	36,467	33,581
Other	353,037	350,411
Other assets:
Bank subsidiaries	2,727	2,679
Nonbank subsidiaries	10,947	11,372
Other	100,273	104,272
Total assets	1,333,178	1,247,496
Liabilities and equity:
Deposits:
Bank subsidiaries	28,657	30,781
Nonbank subsidiaries	14,197	13,453
Other	568,530	530,991
Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	1,298	563
Nonbank subsidiaries	28,881	38,260
Other	3,718	3,025
Financial liabilities at fair value through profit or loss:
Bank subsidiaries	3,038	3,613
Nonbank subsidiaries	1,329	1,261
Other	359,961	314,707
Other short-term borrowings:
Bank subsidiaries	586	127
Nonbank subsidiaries	684	814
Other	9,681	9,283
Other liabilities:
Bank subsidiaries	1,624	1,660
Nonbank subsidiaries	6,282	8,541
Other	82,547	85,416
Long-term debt	154,437	143,919
Total liabilities	1,265,448	1,186,414
Total shareholders’ equity	56,179	52,513
Additional equity components	11,550	8,569
Total equity	67,729	61,082
Total liabilities and equity	1,333,178	1,247,496

331
Deutsche Bank
Annual Report 2024

Condensed statement of cash flows

in € m.	2024	2023	2022
Net cash provided by (used in) operating activities	(29,917)	5,231	5,522
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	17,261	14,245	13,307
Maturities of financial assets at fair value through other comprehensive income	14,788	13,769	15,847
Sale of debt securities held to collect at amortized cost	20	0	0
Maturities of debt securities held to collect at amortized cost	6,435	6,702	5,585
Sale of equity method investments	0	20	117
Sale of property and equipment	17	28	7
Purchase of:
Financial assets at fair value through other comprehensive income	(35,559)	(32,017)	(34,484)
Debt Securities held to collect at amortized cost	(5,110)	(3,920)	(15,780)
Investments in associates	(57)	(60)	(97)
Property and equipment	(377)	(327)	(237)
Net change in investments in subsidiaries	(495)	(35)	622
Other, net	(1,303)	(1,199)	(1,066)
Net cash provided by (used in) investing activities	(4,379)	(2,794)	(16,180)
Cash flows from financing activities:
Issuances of subordinated long-term debt	3	1,396	2,672
Repayments and extinguishments of subordinated long-term debt	(114)	(1,407)	(42)
Issuances of trust preferred securities	0	0	0
Repayments and extinguishments of trust preferred securities	0	0	0
Principal portion of lease payments	(413)	(395)	(445)
Common shares issued	0	0	0
Purchases of treasury shares	(1,126)	(857)	(695)
Sale of treasury shares	0	395	0
Additional Equity Components (AT1) issued	3,000	0	2,000
Additional Equity Components (AT1) repaid	0	0	(1,750)
Purchases of Additional Equity Components (AT1)	(3,341)	(356)	(759)
Sale of Additional Equity Components (AT1)	3,316	415	785
Coupon on additional equity components, pre tax	(574)	(498)	(479)
Cash dividends paid to Deutsche Bank shareholders	(883)	(610)	(406)
Net cash provided by (used in) financing activities	(131)	(1,918)	879
Net effect of exchange rate changes on cash and cash equivalents	1,967	(791)	2,378
Net increase (decrease) in cash and cash equivalents	(32,460)	(273)	(7,400)
Cash and cash equivalents at beginning of period	137,068	137,341	144,741
Cash and cash equivalents at end of period	104,608	137,068	137,341
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	738	196	464
Interest paid	31,629	24,360	8,736
Interest received	41,863	38,161	19,415
Dividends received	2,754	2,053	1,391
Cash and cash equivalents comprise
Cash and central bank balances (not included Interest-earning time deposits with central banks)	98,417	132,547	131,763
Interbank balances (w/o central banks)	6,191	4,521	5,578
Total	104,608	137,068	137,341

Parent company’s long-term debt by earliest contractual maturity
in € m.	Due in 2025	Due in 2026	Due in 2027	Due in 2028	Due in 2029	Due after 2029	Total Dec 31, 2024	Total Dec 31, 2023
Senior debt:
Bonds and notes:
Fixed rate	13,652	13,011	12,286	9,536	10,493	11,503	70,482	70,735
Floating rate	2,058	1,442	2,768	823	494	3,611	11,196	9,026
Other	1,787	1,772	1,206	1,688	1,148	52,338	59,940	51,793
Subordinated debt
Bonds and notes:
Fixed rate	3,484	2,000	2,436	0	0	4,315	12,234	11,749
Floating rate	0	0	0	0	0	500	500	468
Other	0	42	20	0	0	22	85	149
Total long-term debt	20,981	18,268	18,716	12,048	12,135	72,289	154,437	143,919

332
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Supervisory Board of Deutsche Bank Aktiengesellschaft:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft (“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, the related notes and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2025 expressed an unqualified opinion thereon.
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
333
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Valuation of level 3 financial instruments and related inputs not quoted in active markets
Description of the Matter
Management uses valuation techniques to establish the fair value of level 3 financial instruments and related inputs not quoted in active markets. The Group held level 3 financial assets and financial liabilities measured at fair value of EUR 26,281 million and EUR 13,382 million respectively as of December 31, 2024. The relevant financial instruments are reported within financial assets and liabilities at fair value through profit or loss, and financial assets at fair value through other comprehensive income. Information on the valuation techniques, models and methodologies used in the measurement of fair value is provided in notes 1 and 13 of the notes to the consolidated financial statements.

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
334
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Inclusion of forward-looking information in the model-based calculation of expected credit losses
Description of the Matter
As of December 31, 2024, the Group recognized an allowance for credit losses of EUR 6,198 million, with EUR 1,390 million relating to stage 1 and stage 2 allowances. Information on the inclusion of forward-looking information into the model-based calculation of expected credit losses and their adjustments for stages 1 and 2 is provided in notes 1 and 19 of the notes to the consolidated financial statements.

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

Given the economic uncertainties regarding pronounced movements in interest rates, current geopolitical conflicts and other sources of volatility impacting macroeconomic variables, the estimation of forward-looking information requires significant judgment. To reflect these uncertainties, management must assess whether to make adjustments to its standard process for inclusion of macroeconomic variables into the expected credit loss model and forecasting methods, either by adjusting the macroeconomic variables or through the inclusion of management overlays..

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
335
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Expected credit losses for defaulted commercial real estate loans

Description of the Matter
As of December 31, 2024, the Group recognized loan exposures of EUR 36,463 million relating to the non-recourse commercial real estate loans business with corresponding allowances of EUR 795 million. Information on the Group’s commercial real estate loans business is included in Note 19 of the notes to the consolidated financial statements as well as the section titled “Commercial Real Estate” within the “ chapter “Credit Risk Exposure” (Focus Areas 2024) of the Risk Report (combined management report), which is an integral part of the Consolidated Financial Statements.

Identifying and calculating the expected credit losses for defaulted loan exposures involves various assumptions and estimation of inputs, particularly regarding the solvency of the borrower, expectations of future cash flows, observable market prices and expected proceeds from the realization of collateral.

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

For a sample of commercial real estate loans, we analyzed the application of default criteria used for ECL-staging. For loans classified as stage 3 we assessed the significant assumptions concerning the estimated future cash flows from the loan exposures by assessing the collateral value, the solvency of the borrower and the publicly available market and industry forecasts. We searched for and evaluated information that corroborates or contradicts management’s forecasted assumptions. We also tested the arithmetical accuracy of the expected credit loss calculated for defaulted exposures.

We involved internal specialists to assess the valuation of commercial real estate collateral on a sample basis.
336
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Measurement of goodwill for the Asset Management cash-generating unit
Description of the Matter
As of December 31, 2024, the Group reported goodwill of EUR 2,963 million that was exclusively allocated to its Asset Management cash-generating unit (CGU). Information on the measurement of goodwill is provided in notes 1 and 23 of the notes to the consolidated financial statements.

For purposes of the impairment test, the recoverable amount of the Asset Management CGU is calculated using the discounted cash flow model. In this context, significant assumptions are made regarding the earnings projections and the input parameters of the Capital Asset Pricing Model from which the discount rate is derived.

Auditing the measurement of goodwill for the Asset Management CGU involved a high degree of judgment due to the earnings projections and discount rate contained in the discounted cash flow model.
How We Addressed the Matter in Our Audit
We obtained an understanding of the process for preparing the earnings projections and calculating the recoverable amount of the Asset Management CGU. In this respect, we also obtained an understanding of management’s controls regarding the earnings projections and the discount rate, assessed the design of such controls and tested their operating effectiveness.

We analyzed the significant assumptions described above with a focus on significant changes compared with the prior year. In this regard, we assessed the consistency and reasonableness of the significant assumptions used in the discounted cash flow model by comparing them with external market expectations.

In analyzing the expected future cash flows of the Asset Management CGU, we compared the earnings projections with the prior fiscal year’s projections and the actual results achieved and evaluated any significant deviations, also with their impact for cash flows. Furthermore, we assessed the discount rate by comparing it to a range of externally available data.

To assess the above assumptions made in the recoverability the Asset Management CGU, we involved internal business valuation specialists.
337
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Recognition and measurement of deferred tax assets
Description of the Matter
As of December 31, 2024, the Group reported net deferred tax assets of EUR 6,128 million. Information on the recognition and measurement of deferred tax assets is provided in notes 1 and 34 of the notes to the consolidated financial statements.

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
338
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

Provisions and contingent liabilities for civil litigation and regulatory enforcement
Description of the Matter
As of December 31, 2024, the Group’s provisions for civil litigation and regulatory enforcement were EUR 2.1 billion and contingent liabilities were EUR 0.7 billion. Information on Provisions for civil litigation and regulatory enforcement is provided in notes 1 and 27 of the notes to the consolidated financial statements.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. The estimates for recognition and measurement of provisions or disclosure of contingent liabilities are based upon currently available information and a variety of assumptions and variables.

Significant judgment is required in assessing probability and estimating the amount of an outflow of economic resources given the inherent uncertainties that exist in civil litigation and regulatory enforcement matters.

Auditing the provisions and contingent liabilities for selected civil litigation and regulatory enforcement matters was complex due to the significant subjectivity involved in management’s estimate of the probability and amount of outflow of economic resources.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the process for recognizing and measuring provisions and disclosing contingent liabilities for civil litigation and regulatory enforcement.

For a sample of relevant matters, we evaluated management’s assessment of the probability and amount of economic outflow, including the assumptions and variables considered for each respective matter. These procedures included inspecting internal and external legal analyses detailing the judgmental aspects subject to legal interpretations. We also read minutes of key management committee meetings (including the Management Board) as well as related correspondence, such as court proceedings, settlement agreements, regulatory inquiries and investigation reports. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary..

We involved internal valuation specialists to assess the methodology of relevant matters on which the provision amounts were determined as well as internal legal specialists to assess for applicable matters the probability of an outflow and the amount of provision recognized.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2020.
Eschborn/Frankfurt am Main, Germany
March 10, 2025
339
Deutsche Bank	Additional Notes
Annual Report 2024	Report of Independent Registered Public Accounting Firm

3-Compensation Report

341	Introduction
341	Compensation Report for the Management Board and the Supervisory Board
341	Employee Compensation Report
342	Compensation of the Management Board
Executive Summary – 342
Responsibility and procedures for setting and reviewing Management Board compensation – 346
Guiding principle: Alignment of Management Board compensation to corporate strategy – 347
Structure of the Management Board compensation system – 347
Compensation components and structure – 349
Compensation caps – 349
Deferrals and holding periods – 350
352	Application of the compensation system in the financial year
Target and maximum amounts of base salary and variable compensation – 352
Short-Term Incentive (STI) 2024– 352
Long-Term Incentive (LTI) 2024 to 2026 – 357
Benefits upon regular contract termination – 361
Deviations from the compensation system – 361
362	Management Board compensation 2024
Current Management Board members – 362
Former members of the Management Board – 365
366	Outlook for the 2025 financial year
Total target compensation and maximum compensation – 366
2025 objective structure and targets – 366
368	Compensation of Supervisory Board members
Supervisory Board Compensation for the 2024 and 2023 financial years – 370
373	Comparative presentation of compensation and earnings trends
376	Compensation of the employees (unaudited)
Regulatory environment – 376
Compensation governance – 377
Compensation and Benefits Strategy – 379
Group Compensation Framework – 380
Employee groups with specific compensation structures – 381
Determination of performance-based variable compensation – 382
Variable compensation structure – 383
Ex-post risk adjustment of variable compensation – 384
Compensation decisions for 2024 – 385
Material Risk Taker compensation disclosure – 387
340
Deutsche Bank
Annual Report 2024

Introduction

The Compensation Report for the year 2024 provides detailed information on compensation in Deutsche Bank Group.
Compensation Report for the Management Board and the Supervisory Board
The Compensation Report for the 2024 financial year was prepared jointly by the Management Board and the Supervisory Board of Deutsche Bank Aktiengesellschaft (hereinafter: Deutsche Bank AG or the bank).
The Compensation Report fulfills the current legal and regulatory requirements, in particular of Section 162 of the German Stock Corporation Act and the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung) and takes into account the recommendations set out in the German Corporate Governance Code. It is also in compliance with the applicable requirements of the accounting rules for capital market-oriented companies (German Commercial Code), International Financial Reporting Standards as well as the guidelines issued by the working group “Guidelines for Sustainable Management Board Remuneration Systems”.
Employee Compensation Report
This part of the compensation report discloses information with regard to the compensation system and structure that applies to the employees in Deutsche Bank Group. The report provides details on the Group Compensation Framework, and it outlines the decisions on variable compensation for 2024. Furthermore, this part contains quantitative disclosures specific to employees identified as Material Risk Takers (`MRT´s) in accordance with the Remuneration Ordinance for Institutions.
341
Deutsche Bank
Annual Report 2024

Compensation of the Management Board

Executive Summary
Over the past five and a half years, Deutsche Bank has made further progress on its transformation into a robust, resilient, and profitable institution with a clear strategy focused on delivering the best outcomes for its clients. Since July 2019, progress has been made to fundamentally reshape the bank. In 2024, Deutsche Bank advanced its Global Hausbank strategy, achieving revenue growth, operational as well as capital efficiency. The bank continued to expand its business while controlling adjusted costs and investing in its platform. It also resolved key legacy litigation matters and put exceptional items behind it.
Net revenues grew to € 31.5 billion in 2024, up from € 31.2 billion, or 1% versus 2023, in line with the bank’s guidance of around € 30 billion for 2024. Compound annual revenue growth since 2021 was 7.2% through the end of 2024, compared to 10.5% in 2023, in line with the bank’s target range of 5.5% to 6.5%. In 2025, Deutsche Bank expects continued growth across all business areas, driven by net interest and non-interest income. The bank maintains its revenue goal of approximately € 32 billion, with potential upside from currency translation effects.
Noninterest expenses in 2024 were € 23.0 billion, up 6% from the prior year, including € 2.6 billion in nonoperating costs for litigation, restructuring and severance. Adjusted costs declined to € 20.4 billion from € 20.6 billion in 2023. In terms of operational efficiency, Deutsche Bank made further progress on its € 2.5 billion operational efficiency program during 2024. Measures included the optimization of the bank’s platform in Germany, workforce reductions, notably in non-client-facing roles, IT and infrastructure optimization along with a continued automation of front-to-back processes. The bank expects the large majority of these measures to positively impact the adjusted cost run-rate in 2025. However, as investments continue, the overall adjusted costs in 2025 are expected to remain essentially flat compared to the previous year. The bank anticipates a cost/income ratio of below 65% by the end of 2025, reset from below 62.5%. Nevertheless, maintaining cost discipline remains a top priority.
The capital efficiency program reduced risk-weighted assets by € 24 billion, close to the € 25-30 billion target by 2025. The Common Equity Tier 1 capital ratio stood at 13.8%, which includes the € 750 million share repurchases authorized for 2025. The bank plans to maintain progress on capital efficiencies in 2025.
Deutsche Bank announced € 2.1 billion in shareholder distributions for 2025, including € 750 million in share buybacks and € 1.3 billion in dividends (€0.68 per share), up 50% from € 0.45 per share for 2023. Total shareholder distributions since 2022 reached € 5.4 billion, exceeding the € 5 billion goal in the bank’s transformation program launched in 2019. The bank aims to surpass € 8 billion in total distributions for 2021-2025, paid out in the years 2022 to 2026, and to also maintain a 50% payout ratio beyond 2025.
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. For further details, please refer to “Note 01 – Material Accounting Policies and Critical Accounting Estimates – EU carve-out” to the consolidated financial statements.
Compensation Report 2023
The Compensation Report 2023 for members of the Management Board and Supervisory Board of Deutsche Bank as published on March 14, 2024, was submitted to the General Meeting on May 16, 2024, for approval in accordance with Section 120a (4) of the German Stock Corporation Act. The General Meeting approved the Compensation Report with a majority of 86.81%.
342
Deutsche Bank
Annual Report 2024

Changes on the Management Board and Compensation Decisions in 2024

With effect from July 2024, the Management Board consisted of 10 members. The role of a Chief Compliance and Anti-Financial Crime (AFC) Officer created by the Supervisory Board is expected to further strengthen the bank’s control environment and place an even greater focus on remediation activities to combat financial crime. With the appointment of Laura Padovani to this role on the Management Board, the proportion of women has increased to 20%.
Starting from 2024 with a simplified Management Board compensation system, the Supervisory Board considers Management Board members’ compensation more individually than in the past, based on an external benchmarking for the respective role and scope of responsibility, with the aim of bringing target compensation amounts into line with responsibilities. This approach consequently reflects its pay-for-performance philosophy.
All compensation decisions are subject to the boundaries of multiple regulatory requirements. In this regard, Management Board compensation and the pay-out schedules of variable compensation components are limited in several ways. Due to the requirements of Section 25a (5) of the German Banking Act and in accordance with the decision of the General Meeting in May 2014, the ratio of fixed to variable compensation is generally limited to 1:2 (cap rule). In order to be in the position to offer competitive compensation in banking and to be successful in attracting and retaining the best leaders for the bank, the fixed compensation of Deutsche Bank Management Board members therefore tends to be higher relative to other DAX companies that are not subject to banking-specific regulation and that have variable compensation that can be a higher multiple of fixed pay.
The Supervisory Board reviews the compensation levels of the members of the Management Board annually and regularly engages external compensation advisors to support the review and obtain information on market practice, while assuring that these advisors are independent from the Management Board and Deutsche Bank. The Supervisory Board considers the international environment in which Deutsche Bank’s Management Board members need to operate as crucial. Therefore, universal and investment banks are seen as the most relevant peer group. Thus, target compensation levels need to be aligned with top performers in this market in order to find suitable candidates.
When making compensation decisions, the Supervisory Board considers stakeholders’ views very carefully. Extraordinary aspects need to be taken into account in this, such as the need to ensure the retention of existing Management Board members, the complex profiles with dual or even multiple responsibilities that are seen as necessary for Deutsche Bank’s continued business success (market access, experience, etc.) as well as the fact that due to regulatory requirements the fixed base salary at Deutsche Bank needs to be comparatively higher than at global bank´s since the Bank’s variable compensation has a higher risk profile driven by the long-term horizon, due to a strict link to share price performance and multi-year payout scheme. Also, only few international banks have explicit target compensation structures, therefore market benchmarks are based on actual compensation levels. These are only comparable to a limited extent. Taking all these aspects into account the Supervisory Board made the following compensation decisions in 2024:
A benchmarking study commissioned by the Supervisory Board revealed that the compensation level differentiation between ordinary Management Board members and the Chief Executive Officer (CEO) is lower at Deutsche Bank than at peers. In order to maintain an appropriate distance from the compensation level of ordinary Management Board members as well as employees at the level below the Management Board and taking into account Christian Sewing’s successful stewardship during his term of office since 2015, the Supervisory Board decided to increase his total target compensation to an overall target compensation of € 9.8 million p.a. This represents an increase of 5.37% (increase of fixed pay by 5.55%) with effect from April 1, 2024.
The Supervisory Board also reviewed the compensation of the other members of the Management Board. As a result, the compensation of Claudio de Sanctis was adjusted with effect from January 1, 2024, taking into account his responsibilities and thorough insights into relevant market dynamics and client dynamics. Since his appointment he has consequently steered the Private Bank’s transformation to position the business for future success. The Supervisory Board decided on an appropriate increase, within an internationally comparable range, to an overall target compensation of € 8.4 million p.a., which represents an increase of 6.32% (increase of fixed pay by 6.66%).
Over the last years, Deutsche Bank has invested substantially in strengthening its control environment and remediation activities. To further improve the resilience of the bank’s controls and to start further alignment of first, second and third lines of defense to foster better ownership, processes and efficiency, the Supervisory Board created a new role at the Management Board level.
Laura Padovani was appointed to the Management Board as Chief Compliance and Anti-Financial Crime (AFC) Officer with effect from July 1, 2024. The overall target compensation for Laura Padovani was determined by the Supervisory Board after conducting a benchmarking with the support of an independent, external compensation advisor. The analysis took into account compensation levels for this specific role at comparable companies (global and European banks as well as DAX-40 companies). On the basis of the results of this analysis, Laura Padovani’s compensation was determined in line with
343
Deutsche Bank
Annual Report 2024

market practices and reflects the Supervisory Board’s approach to set compensation levels more individually, considering the scope of the role and responsibility. A target compensation of € 2.975 million p.a. was considered appropriate, comprising base salary (€1.750 million p.a.) and target variable compensation (€ 1.225 million p.a.). The Supervisory Board will review the compensation decision in due course.
New Compensation System 2024
The new compensation system for members of the Management Board was amended by the Supervisory Board with effect from January 1, 2024. It was submitted to the General Meeting on May 16, 2024, for approval in accordance with Section 120a (1) of the German Stock Corporation Act. The General Meeting approved the compensation system with a majority of 97.32%.
Following the approval of the new compensation system by the General Meeting, the Supervisory Board implemented it accordingly in the new service contracts for all currently appointed members of the Management Board. The new contracts apply with effect from January 1, 2024, or upon joining the Management Board.
The new system features a simplified structure and increased transparency and ensures a stronger alignment of Management Board incentives to the performance versus financial targets. The main improvements compared to the previous compensation system are:
– Lean compensation structure leading to appropriate outcomes and providing transparency.
– Significant reduction of the number of objectives from up to 70 to approximately 8 Key Performance Indicators.
– A three-year forward-looking assessment period for the performance measurement of the Long-Term Incentive (LTI) instead of consideration of past performance.
– Strengthening the pay-for-performance alignment of Deutsche Bank’s compensation due to a more ambitious achievement curve for one of the Long-Term Incentive (LTI) objectives, the Relative Total Shareholder Return: Deutsche Bank must outperform 50% of the companies in the peer group to allow for a payout.
– Reduced complexity of the deferral and holding periods scheme.
– Increased market alignment and function-related compensation practice as well as harmonization of further contractual agreements of the newly appointed Management Board member’s compensation, e.g., pension plan, shareholding guidelines and severance benefits.
The following chart gives an overview of the new compensation system, displaying the Short-Term Incentive (STI) and Long-Term Incentive (LTI) metrics with their respective weightings as well as the payout scheme and additional provisions:

344
Deutsche Bank
Annual Report 2024

Overview Compensation Year 2024

The new compensation system stipulates that the Short-Term Incentive is determined after one year, while the Long-Term Incentive is only determined after an assessment period of three years. As this is the first year after introduction, it is only possible to report the achievement levels for the short-term objectives. The chart below shows an overview of the range of Management Board members’ achievements, highlighting the results of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

345
Deutsche Bank
Annual Report 2024

Principles governing the determination of compensation

Responsibility and procedures for setting and reviewing Management Board compensation
The Supervisory Board is responsible for the decisions on the design of the compensation system as well as for setting the individual compensation amounts and procedures for awarding the compensation. The Compensation Control Committee supports the Supervisory Board in its tasks and prepares proposals for resolutions by the Supervisory Board.
On the basis of the approved compensation system, the Supervisory Board sets the target total compensation for each Management Board member for the respective financial year, while taking into account the scope and complexity of the respective Management Board member’s functional responsibilities, the length of service of the Management Board member on the Management Board as well as the company’s financial situation. In the process, the Supervisory Board also considers the customary market compensation, also based on both horizontal and vertical comparisons, and sets the upper limit for total compensation (maximum compensation).
Horizontal appropriateness of Management Board compensation
Through the horizontal comparison, the Supervisory Board ensures that the total target compensation is appropriate in relation to the tasks and achievements of the Management Board as well as the company’s situation. The horizontal appropriateness is reviewed annually by the Supervisory Board which regularly engages external compensation advisors for this review, while assuring itself that these advisors are independent from the Management Board and Deutsche Bank. The Supervisory Board takes the results of the review into consideration when setting the target compensation for the Management Board members. In this context, the compensation amount level and structure, in particular, are examined at comparable companies (peer groups). Suitable companies in consideration of Deutsche Bank’s market position (in particular with regard to business sector, size and country) are used as the basis for this comparison. The assessment of horizontal appropriateness takes place in comparison with the following three peer groups:

Vertical appropriateness
The Supervisory Board also considers a vertical comparison, which compares the compensation of the Management Board and the compensation of the workforce. Within the vertical comparison, the Supervisory Board considers in particular, in accordance with the German Corporate Governance Code, the development of compensation over time. This involves a comparison of the Management Board compensation and the compensation of two groups of employees. Taken into account are, on the one hand, the compensation of the senior management, which comprises the first management level below the Management Board and members of the top executive committees of the divisions as well as the management board members of significant institutions within Deutsche Bank Group and their corresponding first management level positions with management responsibility. The Management Board compensation is also compared to, on the other hand, the compensation of all other employees of Deutsche Bank Group worldwide (tariff and non-tariff employees).
346
Deutsche Bank
Annual Report 2024

Guiding principle: Alignment of Management Board compensation to corporate strategy

Deutsche Bank is dedicated to its clients’ lasting success and financial security at home and abroad. The bank offers its clients solutions and provides an active contribution to foster the creation of value. Deutsche Bank is committed to a corporate culture that appropriately aligns risks and returns.
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
In late January 2025, Deutsche Bank confirmed its strategic goals for the Group in 2025. The organization aims to prove itself and lay the foundation for becoming the European Champion. With a clear vision, a strong model as Global Hausbank, and a highly skilled team, Deutsche Bank is well-positioned to achieve long-term success. A key factor in this journey is the alignment of the Management Boards compensation to the company´s strategic priorities.
By aligning Management Board compensation with these strategic priorities, the organization reinforces its commitment to sustainable growth, operational excellence, and long-term stakeholder value.
Through the structuring of the compensation system, the variable compensation of the members of the Management Board is closely aligned with the targets and objectives linked to Deutsche Bank’s strategy and priorities, when working individually and as a team continually towards the long-term positive development of Deutsche Bank without taking on disproportionately high risks. The Supervisory Board thus ensures there is always a strong link between compensation and performance in line with shareholder interests (“pay for performance”).
Structure of the Management Board compensation system aligned with compensation principles
The compensation system consists of fixed and variable compensation components. The fixed compensation and variable compensation together form the total compensation for a Management Board member. The Supervisory Board defines target and maximum amounts (caps) for all compensation components.
347
Deutsche Bank
Annual Report 2024

Component	Principle	Implementation
Fixed Compensation
Base salary
The base salary rewards the Management Board member for performing the respective role and responsibilities. This fixed compensation component is intended to ensure a fair and market-oriented income and to ensure that undue risks are avoided.
Monthly payment; annual base salary of between € 1.75 million and € 3.8 million
Fringe benefits	Management Board members can be granted fringe benefits according to the Management Board Fringe Benefits Guideline resolved by the Supervisory Board.	Company car and driver services as well, if applicable, moving expenses, housing allowance, insurance premiums and reimbursement of business representation expenses.
Pension / pension allowance	Management Board members receive contributions to their company pension scheme in accordance with the regulations laid down in the Management Board members service contracts.
-Defined contribution system: annual
contribution of € 650,000 p.a.; interest
accrues at an average rate of 2% p.a.,
4% p.a. for legacy entitlements
-New Management Board members:
pension allowance in cash; CEO
€650,000 p.a. and other Management Board members €450,000 p.a.

Variable Compensation
Short-Term Incentive (STI)
The Short-Term Incentive (STI) rewards the individual value contribution of each member of the Management Board to achieving short- and medium-term objectives in accordance with the corporate strategy. The STI objectives are tailored to the role and responsibilities of the respective Management Board member and the level of achievement can be individually influenced by the Management Board member.

-Short-Term Incentive (STI) assessed after one year
-Target achievement based on annual
performance assessment of a
maximum of 5 objectives with balanced
weightings between financial,
sustainability and individual objectives.
Maximum achievement level: 150%
-Payout: 50% in cash after the 1-year
assessment period and 50% equity-
based, this portion is also paid out in cash after an additional holding period of 1 year

Long-Term Incentive (LTI)
The Long-Term Incentive (LTI) is largely based on a sustainable increase in the value of the bank. The Relative Total Shareholder Return (RTSR) builds a constant metric within the framework that promotes the linking of shareholder interests with those of the Management Board members. Other stakeholder aspects are taken into account by defining strategically material financial Key Performance Indicators (KPIs) as well as material sustainability targets. Their achievement forms the basis for the final review at the end of the 3-year performance period. The Supervisory Board placed the primary focus on the deferred compensation component by setting the LTI at 60% of the total variable target compensation. In order to appropriately reflect the importance of long-term corporate development in the Management Board’s compensation, 100% of the LTI is shared-based.

-Long-Term Incentive (LTI) assessed after 3 years
-Target achievement based on performance assessment of 4 LTI objectives with flexible weightings: Group financials (e.g., Return on Tangible Equity (RoTE), growth in Tangible Book Value Per Share (TBVPS)), Relative Total Shareholder Return (RTSR) and Environmental, Social and Governance (ESG) objectives over a forward-looking assessment period of 3 years.
Maximum achievement level: 150%
-Initially allocated as a target cash amount
-Conversion into equity-based instruments (virtual shares) after first year of performance period
-Final determination of number of equity-based units at the end of three-year performance period
-Full disposal of LTI after 9 years: delivered in five equal, consecutive installments, starting one year after the assessment period and each with an additional holding period of one year

Further aspects
Compensation caps
In accordance with Section 87a German Stock Corporation Act, the Supervisory Board sets an upper limit for the amount of compensation. If the compensation for a financial year exceeds this amount, compliance with the maximum limit is ensured by a corresponding reduction in the payment of the variable compensation.
-Maximum compensation of € 12 million according to Section 87a German Stock Corporation Act for each Management Board member - Maximum ratio of fixed to variable compensation: 1:2
Backtesting, malus and clawback
To ensure the sustainable development of the bank and to avoid taking inappropriate risks, the payment of variable compensation may be restricted or cancelled. The Supervisory Board has the option of withholding (malus) or reclaiming (clawback) all or part of the short-term and long-term variable compensation in the event of gross misconduct or misrepresentation in financial reporting.

-Regular review if results achieved in the past are sustainable (backtesting)
-Variable compensation in deferral period may be (partially) forfeited in the event of negative Group results, in the event specific solvency or liquidity conditions are not met, individual misconduct, dismissal for cause or negative individual contributions to performance (malus)
-Variable compensation already paid might be reclaimed in accordance with
Sections 18 (5) and 20 (6) of the Remuneration Ordinance for Institutions

348
Deutsche Bank
Annual Report 2024

Component	Principle	Implementation
Shareholding guideline
The members of the Management Board are obliged to build up a holding of Deutsche Bank shares within 4 years. The shares must be held for the entire duration of the appointment. If the base salary is increased, the obligation to hold shares increases accordingly.
-Build-up period of 4 years -CEO – 200% of annual gross base salary and other Management Board members 100% of annual gross base salary -Shares to be held for the duration of the appointment

Detailed information on the compensation system for members of the Management Board of Deutsche Bank AG is available on the company’s website: https://agm.db.com/files/documents/2024/AGM-2024-Compensation-system.pdf.
Compensation components and structure
The Supervisory Board sets a target compensation for each Management Board member. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board also determines the ratio of fixed compensation to variable compensation as well as the ratio of short to long-term variable compensation. In this way, the Supervisory Board ensures that performance-based compensation, which is linked to achieving long-term targets, exceeds the portion of short-term targets.
Compensation caps
The compensation of the Management Board members is limited (capped) in several ways:
– Cap 1 – the maximum possible achievement levels for the Short-Term Incentive objectives and Long-Term Incentive objectives are limited to 150% of the respective target values
– Cap 2 – based on the Capital Requirements Directive 4 and as approved by the General Meeting in May 2014, the maximum ratio of fixed to variable compensation is limited to 1:2
– Cap 3 – in accordance with Section 87a (1) sentence 2 No. 1 of the Stock Corporation Act, the Supervisory Board sets a maximum limit (maximum compensation) amounting to €12 million uniformly for all Management Board members. This cap comprises not only the base salary, Short-Term Incentive (STI) and Long-Term Incentive (LTI), but also the pension service costs for the company pension plan or pension allowances and fringe benefits.

349
Deutsche Bank
Annual Report 2024

Deferrals and holding periods

The Remuneration Ordinance for Institutions generally stipulates a three-year assessment period for the determination of the variable compensation for management board members. The bank complies with this requirement by assessing each of the objectives of the Long-Term Incentive (LTI) over a three-year period. In addition, variable compensation is granted predominantly as equity-based instruments to achieve an even stronger alignment of the Management Board members’ compensation to the bank’s performance and its share price. After vesting, the equity-based instruments are also subject to an additional holding period of one year. Accordingly, the Management Board members are not permitted to fully dispose of the equity-based instruments until the respective holding period has ended. During the deferral and holding periods, the value of the equity-based instruments is linked to the performance of Deutsche Bank shares and is therefore tied to the sustained performance of the bank.
Half of the Short-Term Incentive (STI) is paid out directly after the one-year assessment period in cash, and the other half is granted as equity-based instruments with an additional holding period of one year, after which it is also paid out in cash.
The Long-Term Incentive (LTI) is entirely granted in the form of equity-based instruments that are distributed, starting one year after the three-year assessment period, through five equal, consecutive installments, each with an additional holding period of one year. In total, the full LTI payout amount is available for disposal after nine years, but still subject to clawback conditions for an additional period of one year. The chart below illustrates the assessment and deferral periods up to the end of the clawback period.
Holders of specific functions at certain Deutsche Bank U.S. entities are required by applicable regulation to be compensated under different plans. Restricted compensation for these persons consists of restricted share awards and restricted cash awards. The recipient becomes the beneficial owner of the awards as of the Award Date and the awards are held on the recipient’s behalf. These awards are restricted for a period of time (subject to the applicable plan rules and award statements, including performance conditions and forfeiture provisions). The restriction period is aligned to the holding periods applicable to Deutsche Bank’s usual deferred awards. With regard to the Management Board, these rules only apply to Stefan Simon due to his role as CEO of Deutsche Bank USA Corp.
If a member of the Management Board is identified as a “Senior Management Function” (SMF) holder by the Prudential Regulation Authority in the UK, specific deferral provisions under UK regulations, in principle, apply. Fabrizio Campelli was identified as a SMF holder for variable compensation purposes due to his oversight responsibility for the UK region. It was agreed with the PRA that the proportion of the variable compensation which corresponds to the time spent for this regional oversight responsibility is subject to the deferral provisions under UK regulation. Therefore, 10% of his variable compensation for 2024 Short-Term Incentive (STI) is deferred in line with the UK regulation, i.e., 4% of the STI is granted in cash and 6% is granted in Restricted Equity Awards (REAs) and vests in 5 equal tranches in year 3, 4, 5, 6 and 7 following the grant date. After vesting, each tranche is subject to an additional holding period of one year.
350
Deutsche Bank
Annual Report 2024

In its meeting on July 25, 2024, the Supervisory Board decided to grant an amount corresponding to the dividend distributed to shareholders of € 0.45 per share to Management Board members with equity-based deferred compensation awards that were in the holding period at the time of the General Meeting 2024. Dividend equivalents are payments that mirror dividend payments to shareholders and are often granted under share-based compensation programs. The granted dividend awards are calculated based on the dividend paid per Deutsche Bank share multiplied by the number of Deutsche Bank share units subject to the holding requirement (a fixed EUR value) and subject to the same provisions as the underlying award, including but not limited to suspension, forfeiture or clawback.
The decision to grant a dividend equivalent was made by the Supervisory Board against the backdrop that the deferred compensation components are already to be attributed to the Management Board members economically after the end of the five-year deferral period (vesting). The Management Board members are the economic owners of the share-based compensation with effect from the vesting. However, the vested share-based compensation is subject to an additional holding period of one year as required by the European Banking Authority (EBA) guidelines (EBA Guidelines on Sound Remuneration Policies) applicable to financial institutions. The Bank is allowed to transfer shares to the Management Board members already after the vesting but decided to wait until the end of the additional holding period as they are still subject to suspension and forfeiture provisions. As this procedure leads to an economic disadvantage for the Management Board members, the plan rules for share-based compensation and the service contracts provide the possibility of an equivalent payment per share if a dividend is paid on Deutsche Bank shares during their holding period. This practice is in line with all regulatory requirements and market practice. Under the EBA Guidelines specified above, these dividend equivalents are not considered to be variable compensation as the value is determined by reference to the shares which are fully vested and economically attributable to the Management Board members. Therefore, no approval by the General Meeting is required for their granting.
351
Deutsche Bank
Annual Report 2024

Application of the compensation system in the financial year

Target and maximum amounts of base salary and variable compensation
	2024				2023
in €	Base salary	Short-Term Incentive	Long-Term Incentive	Total compensation[2]	Total compensation[3]
Chief Executive Officer[1]
Target value	3,800,000	2,400,000	3,600,000	9,800,000	9,300,000
Maximum value				12,000,000	9,850,000
President, CFO and responsible for Asset Management
Target value	3,200,000	2,040,000	3,060,000	8,300,000	8,300,000
Maximum value				10,850,000	9,850,000
Head of Corporate Bank and Investment Bank
Target value	3,400,000	2,160,000	3,240,000	8,800,000	8,800,000
Maximum value				11,500,000	9,850,000
Head of Private Bank[1]
Target value	3,200,000	2,080,000	3,120,000	8,400,000	7,900,000
Maximum value				11,000,000	9,850,000
Chief Technology, Data and Innovation Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
CEO Asia-Pacific, Europe, Middle East & Africa and Germany
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
Chief Compliance and Anti-Financial Crime Officer[1]
Target value	1,750,000	490,000	735,000	2,975,000	−
Maximum value				3,500,000	−
Chief Operating Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
Chief Executive Officer Americas and Chief Legal Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
Chief Risk Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000

1 For further details on compensation decision, please refer to the “Executive Summary” of this report.
2 Maximum upper limit in accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act.
3 Limit equivalent to the upper limit set by the Supervisory Board for the maximum total amount of base salary and variable compensation.
Short-Term Incentive (STI) 2024
The Supervisory Board sets short-term individual and business division-related objectives for each member of the Management Board at the beginning of the year. The weightings of each of these objectives as well as relevant quantitatively or qualitatively measurable performance criteria for their assessment are defined as well. The objectives were chosen so that they are challenging, ambitious and sufficiently concrete to ensure there is an appropriate alignment of performance and compensation and that the “pay-for-performance” principle is considered. For each quantitative objective the Supervisory Board defined a minimum threshold, a target and a maximum performance level. If the minimum threshold is not achieved, the achievement level corresponds to 0%.
For each qualitative objective and behaviour objective, the Supervisory Board specified individual measurement criteria that will be evaluated overall.
For one of the banks central focus goals, i.e., the remediation of regulatory findings and control improvements, which each Management Board member received as an objective aligned to their individual responsibilities, target achievement was measured by the extent to which the issues within the area of responsibility were prioritized and the necessary resources were made available. Quantitatively measurable successes in this context were also taken into account, such as the percentage reduction in regulatory findings compared to the previous year.
352
Deutsche Bank
Annual Report 2024

Another goal of high and therefore universal importance for all Management Board members in 2024 was the introduction of the framework “This is Deutsche Bank” connecting the purpose, vision, strategy, culture and claim of Deutsche Bank. The measurement criterion for determining the individual achievement of sub-objectives in this core objective was the extent to which there were visible and therefore measurable activation efforts on the part of the respective Management Board member (number of workshops, town halls, meetings, etc.) and thus the role model function for the new culture of aspiration was proactively brought to life by the Management Board member. In addition, the results of regularly conducted employee surveys in the individual Management Board divisions, which reflect the performance and acceptance of the new culture “This is Deutsche Bank” over time, were an important indicator of the degree of target achievement.
The following overview shows the objectives as well as the achievement levels as determined by the Supervisory Board for each Management Board member.
Management Board Member	Weighting (in %)	Short-Term Incentive	Achievement Level (in %)

Christian Sewing	25.0%	Group adjusted costs	103.30%
	25.0%	Group revenues
	15.0%	Further evolve and deliver on Group strategy
	15.0%	Drive regulatory remediation and control enhancements
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

James von Moltke	25.0%	Group adjusted costs	98.30%
	25.0%	Group revenues
	15.0%	Drive key measures underpinning further Group-level strategic evolvement with particular focus on capital-related topics as well as equity story / anchor investors; support DWS’s strategic priorities
	15.0%	Drive regulatory remediation and transformation
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Fabrizio Campelli	25.0%	Corporate Bank (CB) / Investment Bank (IB) revenues	108.70%
	10.0%	Group adjusted costs
	15.0%	Divisional adjusted costs
	15.0%	Deliver on CB / IB strategy execution and client leadership; drive key measures underpinning further group-level strategic evolvement
	15.0%	Further improve controls and demonstrate effectiveness to regulators
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Claudio de Sanctis	25.0%	Private Bank revenues	98.90%
	10.0%	Group adjusted costs Private Bank ACB
	15.0%	Divisional adjusted cost
	15.0%	Deliver on Privat Bank strategy execution, operating model and client leadership
	15.0%	Deliver on regulatory remediation, especially driving remaining Private Bank Germany client remediation
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Bernd Leukert	10.0%	Group adjusted costs	90.80%
	10.0%	Divisional adjusted costs
	20.0%	Align TDI operating model to group-wide capabilities shared between business and IT driving mid/long-term required cost efficiencies, while running Deutsche Bank systems safely on a daily basis
	20.0%	Deliver on Deutsche Bank’s Technology and Innovation Book of Work
	20.0%	Deliver on Deutsche Bank’s regulatory requirements (especially regarding data & payments)
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Alexander von zur Mühlen	20.0%	Revenues across Germany, EMEA and APAC	93.80%
	20.0%	Group adjusted costs
	20.0%	Evolve and execute on regional strategies across Germany, EMEA and APAC, and strengthen client focus
	20.0%	Deliver on regulatory remediation, especially driving remaining Private Bank Germany client remediation
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

353
Deutsche Bank
Annual Report 2024

Management Board Member	Weighting (in %)	Short-Term Incentive	Achievement Level (in %)

Laura Padovani	10.0%	Group adjusted costs	96.50%
(Member since	10.0%	Divisional adjusted costs
July 1, 2024)	30.0%	Deliver on regulatory remediation
	30.0%	Further evolve Compliance & Anti-Financial-Crime Operating Model to mitigate risk, meet regulatory requirements and generate efficiencies
	20.0%	Lead roll-out of “„This is Deutsche Bank” framework

Rebecca Short	15.0%	Group adjusted costs	98.00%
	15.0%	Divisional adjusted costs
	15.0%	Embed new Target Operating Model
	20.0%	Deliver HR and procurement excellence
	20.0%	Drive remediation and control enhancements
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Professor Dr. Stefan Simon	20.0%	Group adjusted costs	60.80%
	20.0%	Deliver on regulatory remediation and drive down litigation portfolio
	20.0%	Franchise leadership Americas
	20.0%	Further evolve CAO Operating Model and reduce governance complexity
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Olivier Vigneron	10.0%	Group adjusted costs	77.90%
	10.0%	Divisional adjusted costs
	20.0%	Safeguard macro-cycle downside risks; proactively manage the risk profile, prioritizing earnings stability
	20.0%	Uplift core Risk organization and frameworks
	20.0%	Deliver on regulatory remediation
	20.0%	Lead roll-out of “This is Deutsche Bank”

354
Deutsche Bank
Annual Report 2024

Pay-for-performance summary for CEO and CFO for the Short-Term Incentive

Management Board member	Achievement Grade (in %)	Short-Term Incentive	Pay-for-Performance Summary
Quantitative Objectives Christian Sewing/ James von Moltke	79.0%	Group adjusted cost
The direct adjusted costs KPI focuses on the operating cost development of Deutsche Bank Group which is essential to position the bank for sustainable performance in 2025 and beyond. “Adjusted costs” means that litigation, severance and restructuring and impairment costs are excluded in line with the external reporting.
In 2024, the direct adjusted cost base was €20.4 billion, representing 79% target achievement.

	100.0%	Group revenues
The revenue excl. V&T KPI incentives business momentum and sustainable business growth. It measures revenues growth excluding valuation and timing differences (V&T) that arise on derivatives used to hedge the Group’s balance sheet. These are accounting impacts, and valuation losses that are expected to be recovered over time as the underlying instruments approach maturity.
In 2024, revenues excluding valuation and timing differences were €29.5 billion, representing 100% target achievement.

Qualitative Objectives Christian Sewing	120.0%	Further evolve and deliver on Group strategy
• In a challenging environment, the Group delivered on its transformation agenda under Christian Sewing leadership
• The businesses have clear momentum, which is visible through the revenue delivery of € 30.1 billion (as per IFRS as issued by the IASB and endorsed by the EU), disciplined cost management and enhanced capital efficiency.
• A clear strategic path beyond 2025 was developed, which is based on further developing our Global Hausbank service offering and sustainably increasing returns in 2025 and in the years thereafter.
• Key stakeholder relationships, particularly with regulators, investors and policymakers were further strengthened through Christian Sewing’s focused engagement.

	70.0%	Drive regulatory remediation and control enhancements
• A strong focus during this period was on driving regulatory remediation and enhancing controls. To achieve this, Christian Sewing established a clear prioritization of regulatory remediation for the entire Management Board, coupled with strong personal engagement with regulators and critical regulatory topics.
• Structural and personnel adjustments were implemented to accelerate remediation efforts.
• Additionally, the approach included a strong commitment to resolving longstanding regulatory issues in 2024 by transitioning from tactical fixes to strategic solutions. This comprehensive effort underscores the dedication to regulatory excellence and the creation of a sustainable compliance framework.
• Despite the significant progress in 2024 and positive signals from regulators, the SB also took into consideration the long-standing nature of some remediation topics in the evaluation of the MB’s performance.

	150.0%	Lead roll-out of “This is Deutsche Bank” framework
• Christian Sewing clearly shaped and successfully drove the global roll-out of the “This is Deutsche Bank” framework, connecting purpose, vision, strategy, culture and claim.
• Strong engagement with the Management Board and senior leaders set the tone for emphasizing “This is Deutsche Bank” in executive committees and ambassador events, encouraging leadership by example.
• Leadership in the roll-out was further demonstrated through extensive employee engagements, such as ambassador events, cross-divisional all-staff calls / “ask me anything” sessions, divisional executive committee meetings and townhalls, international “This is Deutsche Bank” gatherings, and cross-divisional leadership initiatives.
• Laid the foundation for a continued focus on people and culture across all hierarchy levels, driving the organization’s evolution into a purpose-led organization with clients at the center of what Deutsche Bank is doing.

355
Deutsche Bank
Annual Report 2024

Management Board member	Achievement Grade (in %)	Short-Term Incentive	Pay-for-Performance Summary
Qualitative Objectives James von Moltke	115.0%	Drive key measures underpinning further Group-level strategic evolution with a particular focus on capital-related topics and equity story / anchor investors; support DWS’s strategic priorities
• James von Moltke successfully drove key measures, including supporting the Group’s strategic evolution, with a specific focus on capital-related topics delivering € 22 billion in cumulative capital optimization actions, positioning the firm for successful 2025 capital distributions.
• Continued refinement of Deutsche Bank’s equity story and focused investor engagement successfully attracting long-term investors which benefited the share registry.
• After many years of prework, successful roll-out of the Shareholder Value-Added framework with further potential to improve strategic planning, resource allocation, and financial performance yet to come.
• Created reporting tools and established processes to enhance the dialogue across the firm on the use of Shareholder Value-Added.
• Supported the 2024 strategic priorities of DWS by assessing and advising on several strategic objectives for DWS. This included the delivery against financial targets, notably exceeding plan on Profit before Tax (PBT), increasing the focus on findings remediation and closure, including the U.S regulatory priorities, onboarding the new Chairman and contributing to an enhanced dialogue with the DWS Supervisory Board.

	75.0%	Drive regulatory remediation and transformation
• Key regulatory milestones included the closing of significant findings related to European Central Bank requirements for risk governance, addressing liquidity aspects, and mitigating regulatory capital headwinds.
• Significantly reduced open findings, achieving a notable reduction in severe (F4) findings and overdue findings.
• Finance transformation initiatives drove substantial improvements, with a focus on process reengineering to enhance control and cost efficiencies. This included detailed analyses of granular service processes, piloting innovative tools and contributing to major technology projects, e.g., SAP4/Hana implementation and cloud migration.
• Although important milestones of remediation programs were achieved the Supervisory Board took into consideration that continued focus on this issue is required to gradually transition from remediation to a sustainable “business as usual” risk management.

	125.0%	Lead roll-out of “This is Deutsche Bank” framework
• Emphasized cultural leadership through continuous engagement in the rollout of the “This is Deutsche Bank” framework.
• Fostered engagement programs to align behaviors with the aspirational culture across Finance, with Finance leadership actively participating in initiatives and engagement programs to align behaviors with the aspirational culture.
• Encouraged DB employees' engagement and supported actionable ideas for improvement through innovative efforts such as the #MyOneThing app and the CFO Shark Tank initiative.

356
Deutsche Bank
Annual Report 2024

Overall achievement of the Short-Term Incentive
For the 2024 financial year, the following overall levels of achievement were determined by the Supervisory Board for the members of the Management Board based on the levels of achievement of the individual objectives determined for the Short-Term Incentive:
Short-Term Incentive overall achievement
Member of the Management Board	Target Amount (in €)	Achievement level (in %)	Overall Amount STI (in €)
Christian Sewing	2,370,000	103.30	2,448,210
James von Moltke	2,040,000	98.30	2,005,320
Fabrizio Campelli	2,160,000	108.70	2,347,920
Claudio de Sanctis	2,080,000	98.90	2,057,120
Bernd Leukert	1,640,000	90.80	1,489,120
Alexander von zur Mühlen	1,640,000	93.80	1,538,320
Laura Padovani[1]	245,000	96.50	236,425
Rebecca Short	1,640,000	98.00	1,607,200
Professor Dr. Stefan Simon	1,640,000	60.80	997,120
Olivier Vigneron	1,640,000	77.90	1,277,560

1 Member since July 1, 2024

Member of the Management Board	STI cash payout in 2025 (in €)	STI equity-based grant in 2025 (in €)	Number of equity-based instruments[1]
Christian Sewing[2]	1,200,642	1,200,642	59,999
James von Moltke	1,002,660	1,002,660	50,105
Fabrizio Campelli[3]	1,150,481	1,056,564	52,799
Claudio de Sanctis	1,028,560	1,028,560	51,400
Bernd Leukert	744,560	744,560	37,208
Alexander von zur Mühlen	769,160	769,160	38,437
Laura Padovani[4]	118,213	118,213	5,907
Rebecca Short	803,600	803,600	40,158
Professor Dr. Stefan Simon	498,560	498,560	24,914
Olivier Vigneron	638,780	638,780	31,921

1 The calculation of the number of equity-based instruments is based on the average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2025 (€ 20.011).
2 A portion of the STI with an amount of € 46,926 (2,345 units) were granted as Restricted Equity Awards to meet the regulatory requirements.
3 A portion of the STI with an amount of € 140.875 (7,040 units) were granted as Restricted Equity Awards to meet the UK regulatory requirements. For further information, please refer to chapter “Deferrals and holding periods”.
4 Member since July 1, 2024
Long-Term Incentive (LTI) 2024 to 2026
When determining the variable compensation, the focus is set on the achievement of long-term objectives linked to the bank’s strategy. For the Long-Term Incentive (LTI), the Supervisory Board specifies collective long-term objectives for the Management Board members, each assessed over a period of three years.
At the beginning of 2024, the LTI was initially allocated as a target cash amount to the individual Management Board members. As the three-year assessment period for the LTI represents a change from a retrospective to a forward-looking period, the granting of the equity-based compensation takes place two years later compared to the previous compensation system. In order to align the Management Board compensation with the share performance of the Deutsche Bank share and therefore with the shareholders’ interests, the Supervisory Board made use of the possibility that was already provides for in the new compensation system to convert the target euro amount for the LTI into virtual share units after the first performance assessment year (not constituting a grant of compensation at this stage). After the three-year performance assessment period, the number of virtual share units will then be increased or reduced according to the achievement level determined for the LTI.
This approach further strengthens the sustainability aspect of the long-term variable compensation, as it is additionally linked to the performance of the bank and the share price during the assessment period. The conversion was based on the average share price during the last 10 trading days in February 2025 of € 20.011. The number of virtual shares that will be granted by the end of the assessment period will depend on the results of the performance assessment and thus will vary between 0% and 150% of the number initially allocated. After the vesting and holding periods, 20% of the virtual shares will become available annually but will still be subject to clawback conditions.
357
Deutsche Bank
Annual Report 2024

Equity-based instruments (virtual shares)
Members of the Management Board	LTI Target allocation in €	Average share price before conversion in €[2]	Number of equity-based units
Christian Sewing	3,555,000	20.010	177652
James von Moltke	3,060,000	0.000	152916
Fabrizio Campelli	3,240,000	0.000	161911
Claudio de Sanctis	3,120,000	0.000	155914
Bernd Leukert	2,460,000	0.000	122932
Alexander von zur Mühlen	2,460,000	0.000	122932
Laura Padovani[1]	367,500	0.000	18365
Rebecca Short	2,460,000	0.000	122932
Professor Dr. Stefan Simon	2,460,000	0.000	122932
Olivier Vigneron	2,460,000	0.000	122932

1 Member since July 1, 2024
2 Average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2025.
For the Long-Term Incentive (LTI) plan allocated at the beginning of 2024 (2024 – 2026 LTI) the defined and published long-term objectives focus on Group financial objectives, Return on Total Shareholder Return and sustainability (Environmental, Social and Governance (ESG)) objectives as outlined further below. These objectives are key measures for assessing the overall financial success and performance of Deutsche Bank and serve as clear performance indicators that reflect Deutsche Bank’s business objectives and strategies and are aligned with shareholder interest. Through these objectives an incentive is created to act in a manner that maximizes value for shareholders and supports the long-term growth and stability of the business.
Group financial objectives
– Return on Tangible Equity (RoTE) measures the profit (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity and incentivizes the efficient use of equity. The tangible shareholder equity is determined by deducting goodwill and other intangible assets from shareholders’ equity.
– The growth in Tangible Book Value Per Share (TBVPS) complements RoTE by considering equity changes apart from net income which are equally relevant for capital distributions. The TBVPS represents the Bank’s total shareholders’ equity less goodwill and other intangible assets divided by period-end basic shares outstanding. It measures the growth (in %) of the equity of the company per share.
Relative Total Shareholder Return (RTSR) reflects the shareholder value creation in the form of share price growth and dividends generated. Deutsche Bank wants to be an attractive investment for its investors and therefore incentivizes the outperformance of relevant financial institutions. In addition, the RTSR objective serves to align the interests of the Management Board and shareholders more closely.
358
Deutsche Bank
Annual Report 2024

Environmental, Social and Governance (ESG) objectives
Deutsche Bank strives to make a contribution to an environmentally friendly, socially inclusive and well-governed corporate landscape as well as to support its clients in their green transformation. Not only the advisory services and products but also the working environment and culture at Deutsche Bank should build on this commitment. Deutsche Bank’s policies and procedures are aligned with the laws and regulations in all of the markets in which it operates, including anti-discrimination laws such as the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz - FüPoG II).
For the 2024-2026 LTI plan the Supervisory Board focuses on ESG objectives:
– Environmental target : The objective of driving climate risk-management is linked to the disclosed carbon reduction targets for defined carbon intensive sectors that were published when setting of CO2 reduction target pathways for key industries. This metrics measures performance against the published pathway plus an allowed deviation (risk appetite).
– Social target : The objective of increasing gender diversity in accordance with the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz – FüPoG II) focuses on female representation on the two levels below the Management Board (MB-1) and Management Board (MB-2) positions, which combats discrimination within the Management Board succession pipeline as well as to promote equal opportunity.
– Governance: The corporate governance objective consists of the Control Risk Management Grade (CRMG) and progress made in the Anti-Money-Laundering / Know-Your-Client remediation activities. The CRMG measures the control environment based on the performance of the individual divisions, including critical and overdue findings, but also cultural issues such as self-identified risk acceptance. Overall, the objective underlines the importance for Deutsche Bank to combat economic crime and prevent money laundering activities, as well as staying compliant with regulatory requirements and to foster a healthy corporate culture.
The objectives will be assessed at the end of the assessment period in 2026:

Long-Term Incentive KPI*	Weighting	Lower Limit (0%)	Target (100%)	Upper Limit (150%)
Group Financials	25%			
RoTE	15%	< 9 % At 9%: 33% achievement	11%	12%
TBVPS	10%	≤ 6.5%	8.5%	9.5%
RTSR	15%			
RTSR	15%	< median At median: 50% achievement	70th percentile	90th percentile
ESG	20%			
Environmental - Driving climate risk-management	8%	≤ 50%	70%	85%
		of pre-defined data points of set reduction targets for carbon intense industry sectors meet threshold		
Social - Gender Diversity	4%	≤ 30%	32,5%	35%
Governance – Control-Risk-Management-Grade and the Anti-Money-Laundering / Know-Your-Client Remediation activities	8%	≤ 1.5	3	5
		0%	100%	150%

* Calculation between Lower Limit and Target as well as Target and Upper Limit is linear

359
Deutsche Bank
Annual Report 2024

Overview of Long-Term Incentive (LTI) - Plans

Backtesting and application of malus and clawback in 2024
The Supervisory Board regularly reviews in due time before the respective release dates the possibility of a full or partial forfeiture (malus) or reclaiming (clawback) of the Management Board members’ variable compensation components. There was no forfeiture or clawback of awards in 2024.
Outstanding share awards for Management Board members
The following table shows the number of outstanding share awards of the incumbent Management Board members as of February 9, 2024, and February 7, 2025, as well as the number of share awards newly granted, delivered or forfeited in this period.
Members of the Management Board	Balance as of Feb 9, 2024	Granted	Delivered	Forfeited	Balance as of Feb 7, 2025
Christian Sewing	1,121,379	214,469	–	–	1,335,848
James von Moltke	894,440	187,779	52,134	–	1,030,086
Fabrizio Campelli	557,589	194,514	29,705	–	722,397
Claudio de Sanctis	465,211	184,267	176,900	–	472,579
Bernd Leukert	458,204	156,324	3,037	–	611,491
Alexander von zur Mühlen	431,888	156,324	32,784	–	555,428
Laura Padovani[1]	–	–	–	–	16,436
Rebecca Short	310,690	156,324	14,273	–	452,741
Professor Dr. Stefan Simon	418,338	156,324[2]	86,280[3]	–	488,383[4]
Olivier Vigneron	206,890	156,114	28,957	–	334,048

1 Member since July 1, 2024
According to the Shareholding Guidelines that apply to the members of the Management Board have an obligation to build up a holding of Deutsche Bank shares within four years. The CEO is obliged to hold an equivalent of 200% of his annual gross base salary in shares and other Management Board members are required to hold shares that equal 100% of their annual gross base salary in order to fulfill the Shareholding Guidelines. The shares must be held for the entire duration of the appointment. If the base salary is increased, the obligation to hold shares increases accordingly. Compliance with the shareholding obligation is reviewed every six months. Depending on the level of achievement and share price performance, additional shares must either be bought or can be sold if the obligation is exceeded.
All Management Board members fulfilled the shareholding obligations in 2024 or are currently in the build-up phase.
360
Deutsche Bank
Annual Report 2024

The following table shows the total number of Deutsche Bank shares held by the incumbent Management Board members as of February 9, 2024, and February 7, 2025, as well as the number of share-based awards and the fulfillment level for the shareholding obligation.
		as of February 7, 2025
Members of the Management Board	Number of Deutsche Bank shares (in units) as of Feb 9,2024	Number of Deutsche Bank shares (in units)	Restricted Equity Award(s)/ Outstanding Equity Units (deferred with additional retention period) (in units)	thereof 75% of Restricted Equity Award(s)/ Outstanding Equity Units chargeable to share obligation (deferred with additional retention period) (in units)	Total value of Deutsche Bank shares and Restricted Equity Award(s)/ Outstanding Equity Units chargeable to share obligation (in units)	Share retention obligation must be fulfilled Yes / No1	Level of required shareholding obligation (in units)[2]	Fulfillment ratio (in %)
Christian Sewing	222,171	222,171	1,335,848	1,001,886	1,224,057	Yes	408,778	299%
James von Moltke	74,753	102,272	1,030,086	772,564	874,836	Yes	172,117	508%
Fabrizio Campelli	185,509	201,291	722,397	541,798	743,089	Yes	182,874	406%
Claudio de Sanctis	105,665	262,244	472,579	354,434	616,678	No	172,117	358%
Bernd Leukert	10,007	12,667	611,491	458,618	471,285	Yes	129,088	365%
Alexander von zur Mühlen	447,485	476,944	555,428	416,571	893,515	Yes	129,088	692%
Laura Padovani [3]	0	0	16,436	12,327	12,327	No	94,127	13%
Rebecca Short	69,168	73,637	452,741	339,556	413,193	No	129,088	320%
Prof. Dr. Stefan Simon	0	0	488,383	366,287	366,287	Yes	129,088	284%
Olivier Vigneron	21,841	37,139	334,048	250,536	287,675	No	129,088	223%
Total	1,136,599	1,388,365	6,019,437	4,514,577	5,902,942		1,675,453

1 The shareholding obligation must be fulfilled within four years after the first appointment as Management Board member and must be held until the end of the appointment.
2 The calculation of the total value of the Deutsche Bank shares and share awards / outstanding shares eligible for the shareholding requirement is based on the share price 18.592 (Xetra closing price on February 7, 2025)
3 Member since July 1, 2024
Benefits upon regular contract termination
The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2024 and 2023 as well as the corresponding defined benefit obligations for each member of the Management Board in office in 2024 as of December 31, 2023, and December 31, 2024. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates.
Members of the Management Board	Annual contribution, in the year		Interest credited, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year
in €	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Christian Sewing	728,000	747,500	0	0	8,752,000	8,024,000	574,078	564,889	7,132,345	6,457,344
James von Moltke	715,000	812,500	0	0	6,519,500	5,846,750	577,371	667,237	5,561,609	4,948,283
Fabrizio Campelli	773,500	786,500	0	0	4,741,754	3,968,254	542,981	525,920	3,486,558	2,909,388
Claudio de Sanctis	760,500	386,750	0	0	1,147,250	386,750	542,293	272,499	823,356	278,217
Bernd Leukert	689,000	702,000	0	0	4,125,334	3,436,334	596,463	573,019	3,742,460	3,077,074
Alexander von zur Mühlen[1]	0	0	0	0	0	0	0	0	0	0
Laura Padovani[1,2]	0	0	0	0	0	0	0	0	0	0
Rebecca Short	786,500	806,000	0	0	2,966,168	2,179,668	522,769	519,350	1,983,351	1,448,786
Prof. Dr. Stefan Simon[1]	0	473,959	0	0	3,483,460	3,483,460	0	373,627	2,944,486	2,896,341
Olivier Vigneron	747,500	760,500	0	0	2,152,584	1,405,084	548,749	543,072	1,633,309	1,053,069

1 The Management Board member receives a pension allowance, which is shown in the section “Compensation granted and owed (inflow table)”.
2 Member since July 1, 2024
Deviations from the compensation system
There were no deviations from the compensation system in the 2024 financial year.
361
Deutsche Bank
Annual Report 2024

Management Board compensation 2024
Current Management Board members
Total compensation 2024
The Supervisory Board determined the following compensation on an individual basis. Due to the new compensation system already described, there was a significant structural change in 2024 in comparison to 2023. The first Long-Term Incentive (LTI) Plan based on the new system was set up for the performance period 2024-2026; after the end of the 3-year performance period the Supervisory Board determines the achievement level based on the pre-defined Key Performance Indicators (KPIs). Due to a change from a backward-looking to a forward-looking three-year performance period, the first two years after the implementation of the new system (2024 and 2025) are years of transitional (“transitional phase”). The first Long-Term Incentive -Plan (LTI-Plan 2024-2026) will first be granted in early 2027. During the “transitional phase”, the LTI will be shown with the target amount for calculation and comparison purposes. For better comparability with the previous year's figures, the table below includes a column entitled Pro Forma Total Compensation which shows the sum of base salary, actual STI and a target value for the LTI.
This approach is reflected accordingly in the following below.
	2024				2023
in €	Base salary[1]	Actual Short-Term Incentive	Target Long-Term Incentive[2]	Pro-Forma Total compensation	Total compensation
Christian Sewing	3,750,000	2,448,210	3,555,000	9,753,210	8,745,497
James von Moltke	3,200,000	2,005,320	3,060,000	8,265,320	7,605,057
Fabrizio Campelli	3,400,000	2,347,920	3,240,000	8,987,920	7,996,596
Claudio de Sanctis[3]	3,200,000	2,057,120	3,120,000	8,377,120	3,712,322
Bernd Leukert	2,400,000	1,489,120	2,460,000	6,349,120	6,012,121
Alexander von zur Mühlen	2,400,000	1,538,320	2,460,000	6,398,320	6,090,841
Laura Padovani[4]	875,000	236,425	367,500	1,478,925	–
Rebecca Short	2,400,000	1,607,200	2,460,000	6,467,200	6,115,108
Professor Dr. Stefan Simon	2,400,000	997,120	2,460,000	5,857,120	6,080,591
Olivier Vigneron	2,400,000	1,277,560	2,460,000	6,137,560	5,952,363
Total	26,425,000	16,004,315	25,642,500	68,071,815	58,310,496

1 In the column “Base salary”, the target values set by the Supervisory Board are shown in EUR for reasons of comparability. The actual inflow differs from this target value for Management Board members Alexander von zur Mühlen and Professor Dr. Stefan Simon due to currency fluctuations and for Bernd Leukert due to the offsetting of compensation from mandates. The inflows are shown in the section “Compensation granted and owed (inflow table)”.
2 The determination of the final achievement level for the LTI Plan 2024-2026 will take place after the end of the 3-year performance period in 2027
3 Member since July 1, 2023
4 Member since July 1, 2024
Compensation granted and owed (inflow table)
The following table shows the compensation paid and owed in the 2024 and 2023 financial years to incumbent members of the Management Board in the 2024 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually paid or delivered to the individual Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”).
Accordingly, except for base salary and fringe benefits, the table illustrates deferral cash compensation (Restricted Incentive Awards (RIA)) that resulted from Short-Term Award grants based on the former compensation system as implemented in previous years. Correspondingly, variable compensation based on the new compensation system will not be illustrated until next year, i.e., the Short-Term Incentive cash payout for the performance in the 2024 financial year will be paid and thus considered and disclosed as an inflow for the 2025 financial year.
362
Deutsche Bank
Annual Report 2024

Compensation granted and owed per Management Board member
	Christian Sewing				James von Moltke
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,750[1]	77%	3,600	72%	3,200	68%	3,150	77%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	113	2%	255	5%	107	2%	72	2%
Total fixed compensation	3,863	79%	3,855	77%	3,307	70%	3,222	79%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	232	5%	0	0%	169	4%
2020 Restricted Incentive Award for 2019	43	1%	43	1%	43	1%	43	1%
2021 Restricted Incentive Award for 2020	304	6%	304	6%	213	4%	213	5%
2022 Restricted Incentive Award for 2021	0	0%	577	12%	0	0%	419	10%
2023 Restricted Incentive Award for 2022	667	14%	0	0%	522	11%	0	0%
thereof Equity Awards:
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	1,013	21%	1,155	23%	1,433	30%	843	21%
Total compensation	4,876	100%	5,010	100%	4,740	100%	4,065	100%

1 For further details on compensation decision, please refer to chapter "Executive Summary" in this report
	Fabrizio Campelli				Claudio de Sanctis[1]
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,400	82%	3,250	83%	3,200[2]	99%	1,500	99%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	6	0%	33	1%	20	1%	9	1%
Total fixed compensation	3,406	82%	3,283	84%	3,220	100%	1,509	100%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	7	0%	7	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	213	5%	213	5%	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	406	10%	0	0%	0	0%
2023 Restricted Incentive Award for 2022	502	12%	0	0%	0	0%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	722	17%	626	16%	0	0%	0	0%
Total compensation	4,129	100%	3,909	100%	3,220	100%	1,509	100%

1 Member since July 1, 2023
2 For further details on compensation decision, please refer to chapter "Executive Summary" in this report
363
Deutsche Bank
Annual Report 2024

	Bernd Leukert				Alexander von zur Mühlen
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,391[1]	78%	2,397[1]	80%	2,576[2]	62%	2,559[2]	68%
Pension allowance	0	0%	0	0%	650	16%	650	17%
Fringe benefits	9	0%	6	0%	136	3%	88	2%
Total fixed compensation	2,400	78%	2,403	80%	3,362	81%	3,297	88%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	188	6%	188	6%	74	2%	74	2%
2022 Restricted Incentive Award for 2021	0	0%	399	13%	0	0%	395	10%
2023 Restricted Incentive Award for 2022	477	16%	0	0%	473	11%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	219[3]	5%	0	0%
Total variable compensation	666	22%	587	20%	766	19%	470	12%
Total compensation	3,065	100%	2,990	100%	4,128	100%	3,767	100%

1 The fixed compensation shown includes the crediting of compensation from mandates
2 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes
3 The variable fringe benefits represent a housing allowance.
	Laura Padovani (member since July 1, 2024)				Rebecca Short
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	875	79%	–	–	2,400	81%	2,400	90%
Pension allowance	225	20%	–	–	0	0%	0	0%
Fringe benefits	12	1%	–	–	56	2%	33	1%
Total fixed compensation	1,112	100%	–	–	2,456	83%	2,433	91%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	–	–	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	–	–	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	–	–	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	–	–	0	0%	241	9%
2023 Restricted Incentive Award for 2022	0	0%	–	–	491	17%	0	0%
thereof Equity Awards:	0	0%	–	–	0	0%	0	0%
Fringe benefits	0	0%	–	–	0	0%	0	0%
Total variable compensation	0	0%	–	–	491	17%	241	9%
Total compensation	1,112	100%	–	–	2,946	100%	2,674	100%
	0	0	0	0	[0]	[0]	[0]	[0]
	Professor Dr. Stefan Simon				Olivier Vigneron
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,468[1]	59%	2,429[1]	73%	2,400	90%	2,400	99%
Pension allowance	650	16%	271	8%	0	0%	0	0%
Fringe benefits	117	3%	55	2%	13	0%	33	1%
Total fixed compensation	3,235	78%	2,755	83%	2,413	90%	2,433	100%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	78	2%	78	2%	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	396	12%	0	0%	0	0%
2023 Restricted Incentive Award for 2022	475	11%	0	0%	266	10%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	363[2]	9%	91	3%	0	0%	0	0%
Total variable compensation	916	22%	564	17%	266	10%	0	0%
Total compensation	4,151	100%	3,319	100%	2,679	100%	2,433	100%

1 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes
2 The variable fringe benefits mainly represents a housing allowance.
With respect to the deferred compensation components of previous years approved in the reporting year, the Supervisory Board confirmed that the respective performance conditions were met.
364
Deutsche Bank
Annual Report 2024

Former members of the Management Board
Compensation granted and owed (inflow table)
The following table shows the compensation paid and owed to the former members of the Management Board in the 2024 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually delivered to the former Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”). Pursuant to Section 162 (5) of the German Stock Corporation Act, no personal data is provided on former members of the Management Board who ended their work for the Management Board prior to the end of the financial year 2014. Multi-year deferred compensation components are not paid out early upon termination of the mandate.
	Karl von Rohr member until October 31, 2023		Christiana Riley member until May 17, 2023		Stuart Lewis member until May 19, 2022		Frank Kuhnke member until April 30, 2021
	2024		2024		2024		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Non-Compete payment	1,625	67%	0	0%	0	0%	0	0%
Deferred variable compensation
Restricted Incentive Awards	800	33%	0	0%	388	100%	200	100%
Equity Awards	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	2	100%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%	0	0%
Total compensation	2,425	100%	2	100%	388	100%	200	100%

	Werner Steinmüller member until July 31, 2020		Sylvie Matherat member until July 31, 2019		Garth Ritchie member until July 31, 2019		Frank Strauß[1] member until July 31, 2019
	2024		2024		2024		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	134	100%	2,333[2]	100%	1,790[2]	100%	2,668[2]	100%
Equity Awards	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%	0	0%
Total compensation	134	100%	2,333	100%	1,790	100%	2,668	100%

1 Frank Strauß passed away in 2024, therefore there will be no disclosure within the table “Compensation granted and owed (inflow table)” from the Compensation Report 2025 and onwards
2 Including Inflows from Termination Benefits
	Nicolas Moreau member until Dec 31, 2018				John Cryan member until April 8, 2018
	2024				2024
	DB AG	DWS Management GmbH	Overall
	in € t.	in € t.	in € t.	in %	in € t.	in € t.
Deferred variable compensation
Restricted Incentive Awards	404	2,190[1]	2,594	95%	0	0%
Equity Awards	0	142[2]	142	5%	4,382	100%
Fringe benefits	0	0	0	0%	0	0%
Pension benefits	0	0	0	0%	0	0%
Total compensation	404	2,332	2,736	100%	4,382	100%

1 Including Inflows from Termination Benefits
2 The equity awards shown are share-based instruments granted by DWS Management GmbH. Details of these instruments can be found in the DWS Annual Report
365
Deutsche Bank
Annual Report 2024

Outlook for the 2025 financial year

Total target compensation and maximum compensation
The total target compensation for 2025 will in principle remain unchanged compared to the total target compensation in force or adjusted in 2024.
The limits on compensation for the members of the Management Board remain unchanged versus the 2024 financial year. This means that the maximum possible achievement level for variable compensation amounts to 150%. In accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act (AktG), the limit set for total compensation is maintained unchanged at a maximum of € 12 million uniformly for all members of the Management board as the maximum cap based on the financial year.
2025 objective structure and targets
The compensation system implemented in 2024 works well and produces appropriate results. Therefore, the objective structure will continue to be in line with the compensation system approved by the General Meeting in 2024.
Short-Term Incentive (STI)
Generally unchanged from 2024, the amount of the Short-Term Incentive (STI) for the 2025 financial year will continue to be 40% of the total target variable compensation and is based on the individual achievement level of short and medium-term individual and divisional objectives.
The specific individual objectives of the Short-Term Incentive (STI) for 2025 will be disclosed retrospectively in the 2025 Compensation Report.
Long-Term Incentive (LTI)
The Long-Term Incentive (LTI) will continue to be 60% of the total target variable compensation and consists of collective long-term objectives linked to the Bank´s strategy.
For the three-year performance period 2025 - 2027, the Long-Term Incentive Plan consists of four compensation components that are unchanged to the preceding and still running performance period 2024 – 2026 of four compensation components. The components “RoTE” (Return on tangible equity), “TBVPS” (growth in Tangible Book Value Per Share) and “RTSR” (Relative Total Shareholder Return) remain the same with unchanged weightings. Going forward, the RoTE measure is underpinned by the Common Equity Tier 1 (CET1) capital ratio to ensure a balanced approach to profitability, capital adequacy, and risk management. If the CET1 capital ratio at the end of the performance period is below the CET 1 red threshold level set in the risk appetite statement, then the measure is assessed to be nil. This also applies to the RoTE objectives for the STI.
The “ESG” component will in general also remain unchanged especially with regard to the Environmental and the Social objectives. Deutsche Bank’s policies and procedures are aligned with the laws and regulations in all of the markets in which it operates, including anti-discrimination laws such as the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz - FüPoG II).
With regard to the Governance objective, the assessment criteria were amended in order to reflect not only an internal evaluation, but also external stakeholders’ assessment of Deutsche Bank´s regulatory development and improvements, making it a holistic measurement criterion. Along with the previously considered Control Risk Management Grade (CRMG), two additional aspects will be taken into consideration:
The European Central Bank (ECB) on a yearly basis conducts a Supervisory Review and Evaluation Process (SREP) in which it evaluates the business models, internal governance, risks to capital and risks to liquidity of all significant institutions under its direct supervision. The result, together with results from the FED Annual Assessment of the US central bank Federal Reserve, is reflected in the overall Regulatory Ratings & Enforcement objective.
Furthermore, Enforcement Actions imposed by regulators against a bank when regulatory requirements are not met will be considered. Enforcement Actions can take various forms, e.g. fines, restrictions on business operations, or binding measures to remedy deficiencies. The closure of still open Enforcement Actions is the third element of the LTI Governance objective.
366
Deutsche Bank
Annual Report 2024

The objectives for the LTI plan 2025 – 2027 are shown in the following:

367
Deutsche Bank
Annual Report 2024

Compensation of Supervisory Board members

Supervisory Board compensation is regulated in Section 14 of the Articles of Association and was last amended by resolution of the General Meeting on May 17, 2023.
The members of the Supervisory Board receive a fixed annual compensation (“Supervisory Board Compensation”). The amount of the annual base compensation for each Supervisory Board member is €300,000, for the Supervisory Board Chairman €950,000, and for each Deputy Chairperson €475,000.

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
The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including, to the extent applicable, value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work is paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman is reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.
In the interest of the company, the members of the Supervisory Board are included in an appropriate amount in any financial liability insurance policy held by the company. The premiums for this are paid by the company. A deductible does not have to be specified for the members of the Supervisory Board.
With the effectiveness of the compensation system for the Supervisory Board on May 17, 2023, the Supervisory Board recommends that its members undertake a voluntary self-commitment to invest a total of at least 10% of the gross annual compensation paid out to them in shares of Deutsche Bank AG and to hold these shares for the duration of their ongoing term of office. The previous provision in the Articles of Association for share-based compensation for the Supervisory Board members was cancelled.
The Supervisory Board is in agreement that any transfer obligations to labor unions will be taken into account in the personal decision on the self-imposed personal investment. Supervisory Board members who already hold, as of the day the voluntary self-commitment is made, a number of Deutsche Bank shares with a countervalue of at least 10% of the Supervisory Board compensation payable to them for the duration of their current term of office do not have to acquire any further shares.
368
Deutsche Bank
Annual Report 2024

All shareholder representatives on the Supervisory Board and the member representing senior executives on the Supervisory Board submitted the voluntary self-commitment to the Supervisory Board or held, at the time of submitting the voluntary self-commitment, shares of Deutsche Bank with a countervalue equivalent to at least 10% of the Supervisory Board compensation payable to them for the duration of their current term of office.
The individual shareholdings of the members of the Supervisory Board are disclosed in the Corporate Governance Statement / Report.
In connection with the new regulation of Supervisory Board Compensation, the General Meeting resolved to approve the following transitional regulations with effect from May 17, 2023:
– If the amount of the Supervisory Board Compensation does not exceed the Supervisory Board Compensation previously paid in the individual case (calculated compensation for the 2023 financial year based on the previous regulation in the Articles of Association), a member of the Supervisory Board whose current term of office began before May 17, 2023, will receive a compensating payment in the form of a cash payment in the amount of the difference between the previously granted Supervisory Board Compensation and the Supervisory Board Compensation pursuant to paragraphs 1 and 2 of Section 14 of the Articles of Association. In the event of a re-election as member of the Supervisory Board, the provisions of the Articles of Association in the version adopted on May 17, 2023, apply.
– Members of the Supervisory Board whose current term of office began before May 17, 2023, will receive the virtual shares cumulatively earned during the current term of office paid out in February 2024 on the basis of the average closing price during the last ten trading days of the Frankfurt Stock Exchange (Xetra or successor system) of the preceding January.
369
Deutsche Bank
Annual Report 2024

Supervisory Board Compensation for the 2024 and 2023 financial years

Individual members of the Supervisory Board received the following compensation for the 2024 and 2023 financial years (excluding value added tax). The table shows the compensation paid and owed to the members of the Supervisory Board in the 2024 and 2023 financial years pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act (AktG). In each case the calculation is rounded up / down to full months.
	Compensation for the financial year 2024
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	950,000	100%	0	0%	950,000
Frank Schulze	475,000	100%	0	0%	475,000
Prof. Dr. Norbert Winkeljohann	475,000	83%	100,000	17%	575,000
Susanne Bleidt	300,000	100%	0	0%	300,000
Mayree Clark	300,000	67%	150,000	33%	450,000
Jan Duscheck	300,000	100%	0	0%	300,000
Manja Eifert	300,000	100%	0	0%	300,000
Claudia Fieber	300,000	100%	0	0%	300,000
Sigmar Gabriel	300,000	100%	0	0%	300,000
Florian Haggenmiller[1]	275,000	100%	0	0%	275,000
Timo Heider	300,000	100%	0	0%	300,000
Birgit Laumen[2]	0	0%	0	0%	0
Gerlinde M. Siebert	300,000	100%	0	0%	300,000
Yngve Slyngstad	300,000	100%	0	0%	300,000
Stephan Szukalski	300,000	100%	0	0%	300,000
John Alexander Thain	300,000	75%	100,000	25%	400,000
Jürgen Tögel	300,000	100%	0	0%	300,000
Michele Trogni	300,000	67%	150,000	33%	450,000
Dr. Dagmar Valcárcel[3]	300,000	67%	150,000	33%	450,000
Dr. Theodor Weimer	300,000	100%	0	0%	300,000
Frank Witter	300,000	67%	150,000	33%	450,000
Total	6,975,000	90%	800,000	10%	7,775,000

1 Member of the Supervisory Board since January 16, 2024.
2 Member of the Supervisory Board until January 12, 2024.
3 Committee compensation including cash payment pursuant to Section § 14 (3) paragraph 1 of the Articles of Association.
All employee representatives on the Supervisory Board, with the exception of Jan Duscheck, Florian Haggenmiller (member since January 16, 2024), Birgit Laumen (member until January 12, 2024) and Stephan Szukalski are or were employed by Deutsche Bank Group. In the 2024 financial year, we paid such members a total amount of €1.27 million (in the form of salary, retirement and pension payments) in addition to their Supervisory Board compensation.
We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, although members who are or were employed by us are entitled to the benefits associated with the end of such employment (i.e., not on the basis of their Supervisory Board work). During 2024, we set aside €0.12 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.
370
Deutsche Bank
Annual Report 2024

	Compensation for the financial year 2023
Members of the Supervisory Board	Base compensation		Committee compensation and/or compensation for charing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	637,500	69%	291,667	31%	929,167
Detlef Polaschek[1]	62,500	33%	125,000	67%	187,500
Frank Schulze[2]	277,083	100%	0	0%	277,083
Prof. Dr. Norbert Winkeljohann	339,583	60%	225,000	40%	564,583
Ludwig Blomeyer-Bartenstein[1]	41,667	33%	83,333	67%	125,000
Susanne Bleidt[2]	175,000	100%	0	0%	175,000
Mayree Clark	216,667	50%	212,500	50%	429,167
Jan Duscheck	216,667	72%	83,333	28%	300,000
Manja Eifert	216,667	84%	41,667	16%	258,334
Claudia Fieber[2]	175,000	100%	0	0%	175,000
Sigmar Gabriel	216,667	84%	41,667	16%	258,334
Timo Heider	216,667	78%	62,500	22%	279,167
Martina Klee[1]	41,667	50%	41,667	50%	83,334
Birgit Laumen[2]	175,000	100%	0	0%	175,000
Gabriele Platscher[1]	41,667	33%	83,333	67%	125,000
Bernd Rose[1]	41,667	29%	104,167	71%	145,834
Gerlinde M. Siebert[2]	175,000	100%	0	0%	175,000
Yngve Slyngstad	216,667	84%	41,667	16%	258,334
Stephan Szukalski[2]	175,000	100%	0	0%	175,000
John Alexander Thain	216,667	68%	100,000	32%	316,667
Jürgen Tögel[2]	175,000	100%	0	0%	175,000
Michele Trogni	216,667	48%	233,333	52%	450,000
Dr. Dagmar Valcárcel[3]	216,667	48%	233,333	52%	450,000
Stefan Viertel[1]	41,667	29%	104,167	71%	145,834
Dr. Theodor Weimer	216,667	84%	41,667	16%	258,334
Frank Werneke[1]	41,667	33%	83,333	67%	125,000
Frank Witter	216,667	56%	170,833	44%	387,500
Total	5,000,005	68%	2,404,167	32%	7,404,172

1 Member of the Supervisory Board until May 17, 2023.
2 Member of the Supervisory Board since May 17, 2023.
3 Provision on the transition pursuant to Section § 14 (3) paragraph 1 of the Articles of Association.
The following table shows the virtual share units paid out on this basis pursuant to Section 14 (3) paragraph 2:
	Payment of the virtual share units
Members of the Supervisory Board	Virtual share units accrued during the term of office until May 17, 2023	Amount paid out in February 2024 in €¹
Alexander Wynaendts	10,287.340	123,534
Detlef Polaschek	54,246.220	651,410
Ludwig Blomeyer-Bartenstein	36,164.150	434,274
Mayree Clark	48,753.550	585,452
Jan Duscheck	31,622.390	379,734
Manja Eifert	2,420.550	29,067
Sigmar Gabriel	13,123.540	157,593
Timo Heider	32,243.510	387,193
Martina Klee	19,567.670	234,976
Gabriele Platscher	36,164.150	434,274
Bernd Rose	34,436.160	413,523
Yngve Slyngstad	2,074.760	24,915
John Alexander Thain	24,109.430	289,516
Michele Trogni	43,315.860	520,154
Dr. Dagmar Valcárcel	36,257.850	435,399
Stefan Viertel	11,855.880	142,370
Dr. Theodor Weimer	11,488.660	137,960
Frank Werneke	6,403.560	76,897
Prof. Dr. Norbert Winkeljohann	49,368.980	592,842
Frank Witter	9,272.180	111,344
Total	513,176.390	6,162,427

1 At a value of € 12.008 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2024
371
Deutsche Bank
Annual Report 2024

Until the new provisions became effective as of May 17, 2023, the following provisions applied for the compensation of the Supervisory Board:
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

75% of the compensation determined was disbursed to each Supervisory Board member after submitting invoices within the first three months of the following year. The other 25% was converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares was paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member did not leave the Supervisory Board due to important cause which would have justified dismissal (forfeiture regulation).
In case of a change in Supervisory Board membership during the year, compensation for the financial year was paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation was paid in cash; a forfeiture regulation applied to 25% of the compensation for that financial year.
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
372
Deutsche Bank
Annual Report 2024

Comparative presentation of compensation and earnings trends

The following table shows the comparative presentation of the change from year to year in the compensation, in the earnings of the company and the Group as well as in the average compensation of employees on a full-time equivalent basis. The information provided pursuant to Section 162 (1) sentence 2 No. 2 of the German Stock Corporation Act will be successively expanded with the change from one financial year to the prior year until a reporting period of five years is reached. Starting with the 2025 financial year, the year-to-year changes will be shown for each of the past five years.
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

	2024	2023	2022	2021	2020	Annual change from 2024 to 2023 in %	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
1. Company profit development
Net income (net loss) of Deutsche Bank AG (in € m)	2,883	4,999	5,506	1,919	(1,769)	(42)	(9)	187	N/M
Net income (net loss) of Deutsche Bank Group (in € m)	3,366	4,772	5,525	2,365	495	(29)	(14)	134	N/M
Cost/income ratio of Deutsche Bank Group (in %)	76.3%	75.1%	74.9%	84.6%	88.3%	2	0	(11)	(4)
Return on Tangible Equity (RoTE) of Deutsche Bank	4.7%	7.4%	9.4%	3.8%	0.2%	(36)	(21)	147	N/M
2. Average compensation employees
World-wide on a full-time equivalent basis	122,985	116,713	125,301	120,336	113,350	5	(7)	4	6
3. Management Board compensation (in € t.)
Current Management Board members
Christian Sewing (member since January 1, 2015)	4,876	5,010	4,394	3,867	3,352	(3)	14	14	15
James von Moltke (member since July 1, 2017)	4,740	4,065	3,783	4,009	3,635	17	7	(6)	10
Fabrizio Campelli (member since November 1, 2019)	4,129	3,909	2,744	2,420	2,222	6	42	13	9
Claudio de Sanctis (member since July 1, 2023)	3,220	1,509	-	-	-	113	N/M	N/M	N/M
Bernd Leukert (member since January 1, 2020)	3,065	2,990	2,593	2,419	2,222	3	15	7	9
Alexander von zur Mühlen (member since August 1, 2020)	4,133	3,767	3,412	3,157	1,282	10	10	8	146
Laura Padovani (member since July 1, 2024)	1,112	-	-	-	-	N/M	N/M	N/M	N/M
Rebecca Short (member since May 1, 2021)	2,946	2,674	2,436	1,606	-	10	10	52	N/M
Prof. Dr. Stefan Simon (member since August 1, 2020)	4,118	3,319	2,488	2,446	1,007	24	33	2	143
Olivier Vigneron (member since May 20, 2022)	2,679	2,433	1,508	-	-	10	61	N/M	N/M
373
Deutsche Bank
Annual Report 2024

	2024	2023	2022	2021	2020		Annual change from 2024 to 2023 in %	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
Members who left the Management Board before the financial year
Karl von Rohr (member until October 31, 2023	2,425[1]	3,727	3,444	3,235	2,930		(35)	8	6	10
Christiana Riley (member until May 17, 2023)	2	2,673	3,653	3,079	3,034		(100)	(27)	19	1
Stuart Lewis (member until May 19, 2023)	388	1,363	2,648	3,079	2,912		(72)	(49)	(14)	6
Frank Kuhnke (member until 30 April 2021)	200	348	1,626[1]	2,264[1]	2,207		(43)	(79)	(28)	3
Werner Steinmüller (member until July 31, 2020)	134	283	283	3,117	2,436		(53)	N/M	(91)	28
Sylvie Matherat (member until July 31, 2019)	2,335[1]	132	134	211	2,719	[1]	N/M	(1)	(36)	(92)
Garth Ritchie (member until July 31, 2019)	1,790[1]	268	268	2,071	4,185	[1]	N/M	N/M	(87)	(51)
Frank Strauß (member until July 31, 2019)	2,668[1]	326	326	326	2,168	[1]	N/M	N/M	N/M	(85)
Nicolas Moreau (member until Dec 31, 2018)	2,736[1]	286	317	299	1,826		N/M	(10)	6	(84)
Dr. Marcus Schenck (member until May 24, 2018)	-	65	65	65	65		N/M	N/M	N/M	N/M
John Cryan (member until April 8, 2018)	4,382[1]	3,312[1]	47	47	47		32	N/M	N/M	N/M
4. Supervisory Board compensation (in € t.)
Current Supervisory Board members
Alexander Wynaendts (member since May 19, 2022)	950	929	496	-	-		2	87	N/M	N/M
Frank Schulze (member since May 17, 2023)	475	277	-	-	-		71	N/M	N/M	N/M
Prof. Dr. Norbert Winkeljohann (member since August 1, 2018)	575	565	521	496	450		2	8	5	10
Susanne Bleidt (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Mayree Clark (member since May 24, 2018)	450	429	429	450	425		5	N/M	(5)	6
Jan Duscheck (member since August 2, 2016)	300	300	300	271	250		N/M	N/M	11	8
Manja Eifert (member since April 7, 2022)	300	258	117	-	-		16	121	N/M	N/M
Claudia Fieber (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Sigmar Gabriel (member since March 11, 2020)	300	258	200	200	167		16	29	N/M	20
Florian Haggenmiller (member since January 16, 2024)	275	-	-	-	-		N/M	N/M	N/M	N/M
Timo Heider (member since May 23, 2013)	300	279	308	292	250		8	(9)	5	17
Gerlinde Siebert (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Yngve Slyngstad (member since May 19, 2022)	300	258	100	-	-		16	158	N/M	N/M
Stephan Szukalski (member until December 31, 2020; member since May 17, 2023)	300	175	-	-	200		71	N/M	N/M	N/M
John Alexander Thain (member since May 24, 2018)	400	317	200	200	200		26	59	N/M	N/M
Jürgen Tögel (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Michele Trogni (member since May 24, 2018)	450	450	450	392	350		N/M	N/M	15	12
Dr. Dagmar Valcárcel (member since August 1, 2019)	450	450	450	450	425		N/M	N/M	N/M	6
374
Deutsche Bank
Annual Report 2024

	2024	2023	2022	2021	2020	Annual change from 2024 to 2023 in %	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
Dr. Theodor Weimer (member since May 20, 2020)	300	258	200	200	108	16	29	N/M	85
Frank Witter (member since May 27, 2021)	450	388	300	142	-	16	29	111	N/M
Former Supervisory Board members
Ludwig Blomeyer-Bartenstein (member until May 17, 2023)	-	125	300	300	300	N/M	(58)	N/M	N/M
Detlef Polaschek (member until May 17, 2023)	-	188	450	450	450	N/M	(58)	N/M	N/M
Martina Klee (member until May 17, 2023)	-	83	200	171	150	N/M	(59)	17	14
Birgit Laumen (member until January 12, 2024)	-	175	-	-	-	N/M	N/M	N/M	N/M
Gabriele Platscher (member until May 17, 2023)	-	125	300	300	300	N/M	(58)	N/M	N/M
Bernd Rose (member until May 17, 2023)	-	146	350	321	275	N/M	(58)	9	17
Stefan Viertel (member until May 17, 2023)	-	146	321	242	-	N/M	(55)	33	N/M
Frank Werneke (member until May 17, 2023)	-	125	300	8	-	N/M	(58)	N/M	N/M
Dr. Paul Achleitner (member until May 19, 2022)	-	-	375	871	802	N/M	N/M	(57)	9
Dr. Gerhard Eschelbeck (member until May 19, 2022)	-	-	104	217	150	N/M	N/M	(52)	45
Henriette Mark (member until March 31, 2022)	-	-	63	250	250	N/M	N/M	(75)	N/M
Frank Bsirske (member until October 27, 2021)	-	-	-	250	300	N/M	N/M	N/M	(17)
Gerd Alexander Schütz (member until May 27, 2021)	-	-	-	50	175	N/M	N/M	N/M	(71)
Katherine Garrett-Cox (member until May 20, 2020)	-	-	-	-	100	N/M	N/M	N/M	N/M

1 Including Termination Benefits
375
Deutsche Bank
Annual Report 2024

Compensation of the employees (unaudited)

The content of the 2024 Employee Compensation Report is based on the qualitative and quantitative remuneration disclosure requirements outlined in Article 450 No. 1 (a) to (j) Capital Requirements Regulation (CRR) in conjunction with Section 16 of the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV).
This Compensation Report takes a group-wide view and covers all consolidated entities of the Deutsche Bank Group. In accordance with regulatory requirements, equivalent reports for 2024 are prepared for BHW Bausparkasse AG classified as Significant Institution in the meaning of the German Banking Act as well as for other subsidiaries within Deutsche Bank Group in accordance with local regulatory requirements.
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
As an EU-headquartered institution, Deutsche Bank is subject to the Capital Requirements Regulation/Directive (CRR/CRD) globally, as transposed into German national law in the German Banking Act and InstVV. These rules are applied to all of Deutsche Bank subsidiaries and branches world-wide to the extent required in accordance with Section 27 InstVV. As a Significant Institution within the meaning of the German Banking Act, Deutsche Bank identifies all employees whose work is deemed to have a material impact on the overall risk profile (Material Risk Takers or MRTs) in accordance with the criteria stipulated in the German Banking Act and in the Commission Delegated Regulation 2021/923. MRT identification is performed for Deutsche Bank Group as well as for institutions in the EU at institutional level.
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
376
Deutsche Bank
Annual Report 2024

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
In line with their responsibilities, the bank’s control functions as per InstVV are involved in the design and application of the bank’s remuneration systems, in the identification of MRTs and in determining the total amount of Variable Compensation. This includes assessing the impact of employees’ behavior and the business-related risks, performance criteria, granting of remuneration and severances as well as ex-post risk adjustments.
Reward governance structure

1 Does not comprise a complete list of Supervisory Board Committees
Compensation Control Committee (CCC)
The Supervisory Board has set up the CCC to support in establishing and monitoring the structure of the compensation system for the Management Board Members of Deutsche Bank AG. Furthermore, the CCC monitors the appropriateness of the compensation systems for the employees of Deutsche Bank Group, as established by the Management Board and the SECC. The CCC reviews whether the total amount of variable compensation is affordable and set in accordance with the risk, capital and liquidity situation as well as in alignment with the business and risk strategies. Furthermore, the CCC supports the Supervisory Board in monitoring the bank’s MRT identification process.
Further details, including the composition and the number of meetings held, can be found in the Report of the Supervisory Board within this Annual Report.
377
Deutsche Bank
Annual Report 2024

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
In order to maintain its independence, only representatives from infrastructure and control functions who are not aligned to any of the business divisions are members of the SECC. In 2024, the SECC’s membership comprised of the DB AG Management Board member responsible for Human Resources and the Chief Financial Officer as Co-Chairpersons, the Head of Compliance, the Head of Human Resources and the Head of Performance & Reward as well as an additional representative from both Finance and Risk as voting members. The Compensation Officer and an additional representative from Finance participated as non-voting members. The SECC generally meets on a monthly basis but with more frequent meetings during the compensation determination process. It held 19 meetings in total with regard to the compensation process for the performance year 2024.
378
Deutsche Bank
Annual Report 2024

Compensation and Benefits Strategy

Deutsche Bank recognizes that its compensation framework plays a vital role in supporting its strategic objectives. It enables the bank to attract and retain the individuals required to achieve the bank’s objectives. The Compensation and Benefits Strategy is built on three core pillars (Principles, Performance and Processes as outlined below) that support the bank’s global, client-centric business and risk strategy, reinforced by safe and sound compensation practices that operate within the bank’s profitability, solvency and liquidity position.

379
Deutsche Bank
Annual Report 2024

Group Compensation Framework

The compensation framework, generally applicable globally across all regions and business lines, emphasizes an appropriate balance between Fixed Pay (FP) and Variable Compensation (VC) – together forming Total Compensation (TC). It aligns incentives for sustainable performance at all levels of Deutsche Bank whilst ensuring the transparency of compensation decisions and their impact on shareholders and employees. The underlying principles of Deutsche Bank’s Compensation Framework are applied to all employees equally and are supported by the key principle ‘equal pay for equal work or work of equal value’ and the necessity for equal opportunities, irrespective of differences in, e.g., tenure, gender or ethnicity.
Pursuant to CRD and the requirements subsequently adopted in the German Banking Act, Deutsche Bank is subject to a maximum ratio of 1:1 with regard to fixed-to-variable remuneration components, which was increased to 1:2 for a limited population with shareholder approval on May 22, 2014 with an approval rate of 95.27%, based on valid votes by 27.68% of the share capital represented at the Annual General Meeting. Control Functions as defined by InstVV, comprising Risk, Compliance and Anti-Financial Crime, Group Audit and the Group Compensation Officer and his Deputy, are subject to a maximum ratio of 2:1. Employees in certain infrastructure functions should continue to be subject to a maximum ratio of 1:1.
With effect from 2024 the bank amended and simplified its compensation framework by ensuring all employees are eligible for individual VC, by incorporating the former Group VC Component into the overall VC pool determination, and by removing both Reference Total Compensation and Recognition Awards. To maintain an appropriate balance between FP and VC, the bank implemented a more standardized VC orientation concept with orientation values based on division, profession and seniority that indicate the average expected VC as a percentage value of FP.
Fixed Pay is the key and primary compensation element for most employees globally. It is a fixed regular payment based on transparent and predetermined conditions. It is delivered either in the form of base salary and where applicable local specific fixed pay allowances. Fixed Pay reflects the value of the individual role and function within the organization, regional and divisional specifics and rewards the factors an employee brings to the organization such as qualification, skills and experience required for the role in line with remuneration levels in the specific geographic location and level of responsibility.
Variable Compensation is a discretionary compensation component that reflects Group, Divisional risk-adjusted financial and non-financial performance as well as individual contributions. It acknowledges that employees contribute towards the success of their Division and the Group as a whole. At the same time, VC allows the bank to differentiate individual contributions and to drive behavior and conduct through an incentive system that can positively influence culture and the achievement of the bank’s strategic objectives and to apply consequences for falling below the standards of delivery, behavior and conduct by reducing the VC.
In the context of InstVV, severance payments are considered variable compensation. The bank’s severance framework ensures full alignment with the respective InstVV requirements.
Employee benefits are considered FP from a regulatory perspective, as they have no direct link to performance or discretion. They are granted in accordance with applicable local market practices and requirements. Pension expenses represent the main element of the bank’s benefits portfolio globally.
Total Compensation (TC) is made up of defined Fixed Pay, Variable Compensation and is supplemented by benefits.
380
Deutsche Bank
Annual Report 2024

Employee groups with specific compensation structures

For some areas of the bank, compensation structures deviate in some aspects from the Group Compensation Framework outlined above, but within regulatory boundaries.
Postbank units
While executive staff of former Postbank generally follow the remuneration structure of Deutsche Bank, the compensation for any other staff in Postbank units is based on specific frameworks agreed with trade unions or with the respective workers’ councils. Where no collective agreements exist, compensation is subject to individual contracts. In general, non-executive and tariff staff in Postbank units receive VC, but the structure and portion of VC can differ between legal entities.
DWS
DWS asset management entities and employees fall under AIFMD, UCITS or IFD regulation, with only a very limited number of employees remain in scope of the bank’s Group InstVV requirements. DWS has established its own compensation governance, policy, and structures, as well as Risk Taker identification process in line with its regulatory requirements. These structures and processes are aligned with InstVV where required but tailored towards the Asset Management business. Pursuant to the ESMA/EBA Guidelines, DWS’s compensation strategy is designed to ensure an appropriate ratio between fixed and variable compensation.
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
381
Deutsche Bank
Annual Report 2024

Determination of performance-based variable compensation

The bank puts a strong focus on its governance related to compensation decision-making processes. A robust set of rule-based principles for compensation decisions with close links to the performance of both businesses and individuals were applied.
The total amount of VC for any given performance year is derived from an assessment of the bank’s profitability, solvency, and liquidity position (affordability assessment), Group performance and the performance of divisions and infrastructure functions in support of achieving the bank’s strategic objectives.
In a first step, Deutsche Bank assesses the bank’s affordability as well as other limitations (such as cost constraints) to determine what the bank “can” award in line with regulatory and internal requirements. In the next step, the bank assesses divisional risk-adjusted performance, i.e. what the bank “should” award in order to provide an appropriate compensation for contributions to the bank’s success. The proportion of the VC pools related to Group performance, which has a weighting of 25%, is determined based on the performance of a selected number of Group’s Key Performance Indicators (KPIs), including Common Equity Tier 1 (CET 1) Capital Ratio, Cost/Income Ratio (CIR), Post-Tax Return on Tangible Equity (RoTE), ESG: Environmental - Sustainable Financing and ESG Investments, Social - Gender Diversity and Governance - Audit Control Risk Management Grade.
When assessing divisional performance, a range of considerations are referenced. Performance is assessed in the context of financial and – based on Balanced Scorecards – non-financial targets. To ensure that performance is reviewed in its entirety and that consideration is also given to criteria that are difficult to evaluate with a solely formulaic approach, the SECC additionally conducts a qualitative review. Following the quantitative calculation of the combined performance assessed VC pools, the SECC will review a set of pre-defined qualitative criteria related to both financial and non-financial performance and may decide to apply a maximum 10 percentage points up or down overlay on the divisional performance assessment. The financial targets for front-office divisions are subject to appropriate risk-adjustment, in particular by referencing the degree of future potential risks to which Deutsche Bank may be exposed, and the amount of capital required to absorb severe unexpected losses arising from these risks. For the infrastructure functions, the financial performance assessment is mainly based on the achievement of cost targets. While the allocation of VC to infrastructure functions, and in particular to control functions, depends on both Deutsche Bank’s overall and their own performance, it is not dependent on the performance of the division(s) that these functions oversee.
At the level of the individual employee, the VC Guiding Principles are established, which detail the factors and metrics that managers need to take into account when making VC decisions. In doing so, they must fully appreciate the risk-taking activities of individuals to ensure that VC allocations are balanced and risk-taking is not inappropriately incentivized. The factors and metrics to be considered include, but are not limited to, (i) business delivery (“What”), i.e. quantitative and qualitative financial, risk-adjusted and non-financial performance metrics, and (ii) behavior (“How”), i.e. culture, conduct and control considerations such as qualitative inputs from control functions or disciplinary sanctions. VC setting recommendations help managers to translate individual performance (“What” and “How”) into appropriate pay outcomes. Generally, performance is assessed based on a one-year period. However, for Management Board members of all Significant Institutions, a performance period of three years is taken into account.
382
Deutsche Bank
Annual Report 2024

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
As detailed in the table below, deferral periods range from three to five years, dependent on employee groups.
Overview of 2024 award types (excluding DWS Group)
Award Type	Description	Beneficiaries	Deferral Period	Retention Period	Portion

Upfront: Cash VC	Upfront cash	All eligible employees	N/A	N/A	100% of VC, except employees with deferred awards
Upfront: Equity Upfront Award (EUA)	Upfront equity (linked to Deutsche Bank’s share price over the retention period)	MRTs with VC ≥ € 50,000 or where VC exceeds 1/3 of TC Non-MRTs with deferred awards where 2024 TC > € 500,000	N/A	12 months	50% of upfront VC
Deferred: Restricted Incentive Award (RIA)	Deferred cash	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	N/A	50% of deferred VC
Deferred: Restricted Equity Award (REA)	Deferred equity (linked to Deutsche Bank’s share price over the vesting and retention period)	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	12 months for MRTs	50% of deferred VC
N/A – Not applicable
1 For the purpose of Performance Year 2024 annual awards, Senior Management is defined DB AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of Significant Institutions in the meaning of the German Banking Act; respective MB-1 positions with managerial responsibility; for the specific deferral rules for the Management Board of Deutsche Bank AG refer to the Compensation Report for the Management Board
Employees are not allowed to sell, pledge, transfer or assign a deferred award or any rights in respect to the award. They may not enter into any transaction having an economic effect of hedging any variable compensation, for example offsetting the risk of price movement with respect to the equity-based award. The Human Resources and Compliance functions, overseen by the Compensation Officer, work together to monitor employee trading activity and to ensure that all employees comply with this requirement.
383
Deutsche Bank
Annual Report 2024

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
Overview on Deutsche Bank Group performance conditions and forfeiture provisions of variable compensation granted for Performance Year 2024

1 Considering clearly defined and governed adjustments for relevant Profit and Loss items (e.g., business restructurings; impairments of goodwill or intangibles)
2 Only applicable to InstVV MRTs in front office divisions
3 Other provisions may apply as outlined in the respective plan rules
384
Deutsche Bank
Annual Report 2024

Compensation decisions for 2024

Year-end considerations and decisions for 2024
All compensation decisions are made within the boundaries of regulatory requirements. These requirements form the overarching framework for determining compensation at Deutsche Bank. In particular, management must ensure that compensation decisions are not detrimental to maintaining the bank’s sound capital base and liquidity reserves.
In 2024, Deutsche Bank successfully navigated an environment marked by persistent geopolitical uncertainties and macroeconomic challenges. The bank demonstrated its operating strength by delivering a pre-tax profit of € 5.3 billion while simultaneously absorbing nonoperating costs of € 2.6 billion consisting primarily of litigation charges relating largely to longstanding matters, thereby reducing the risk profile of the bank. The bank’s resilient operating performance reflects the successful execution of its Global Hausbank business model.
The bank’s employees delivered sustained business growth, with revenues exceeding € 30 billion, together with volume growth and market share gains in key business segments, while assets under management rose to record levels. This, combined with operating cost discipline, enabled Deutsche Bank to maintain strong capital levels while simultaneously increasing capital distributions to shareholders, including a 50% rise in the dividend proposed for 2024. Deutsche Bank’s 2024 compensation decisions reflect its commitment to recognize appropriately the contributions of its employees and set fair and competitive compensation levels while also maintaining cost discipline, investing further in business growth and controls, sustaining capital and balance sheet strength, and enabling continued growth in returns to shareholders. The SECC continuously monitored potential VC awards with due consideration to these priorities throughout the year.
With due consideration for all these factors, the Management Board determined that the bank is in a position to award variable compensation, including a year-end performance-based VC pool, of € 2.514 billion for 2024 (2023: € 1.996 billion). The increase of Year-end performance-based VC as well as the decrease of Other VC is due to a combination of factors. The replacement of Recognition Awards by individual VC for a significant number of employees of lower seniority levels, as part of the new compensation framework, accounts for a portion; the strong performance of the Investment Bank also contributes to the increase of Year-end performance-based VC.
The VC for the Management Board of Deutsche Bank AG was determined, as always, by the Supervisory Board in a separate process, but is included in the tables and charts below.
Compensation awards for 2024 – all employees
	2024									2023
in € m. (unless stated otherwise)¹	Super- visory Board²	Mana- gement Board[3]	CB3	IB3	PB3	AM3	Control Func- tions[3]	Corporate Func- tions[3]	Group Total	Group Total
Number of employees (full-time equivalent)	21	10	16,032	7,998	24,879	4,575	7,052	29,208	89,753	90,130
Total compensation	8	75	1,410	2,611	2,462	794	865	2,838	11,056	10,324
Base salary and allowances	8	27	1,031	1,320	1,876	486	689	2,177	7,606	7,421
Pension expenses	0	5	71	71	91	37	52	146	474	440
Fixed Pay according to § 2 InstVV	8	33	1,102	1,391	1,968	523	741	2,323	8,081	7,861
Year-end performance-based VC4	0	42	261	1,181	314	235	92	390	2,514	1,996
Other VC4	0	1	1	7	25	17	1	4	55	133
Severance payments	0	0	47	32	156	19	31	121	405	334
Variable Pay according to § 2 InstVV	0	42	308	1,219	495	271	124	516	2,975	2,463

1 The table may contain marginal rounding differences; FTE (full-time equivalent) as of December 31, 2024; shows remuneration awarded to all employees (including 2024 leavers)
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG (they are not considered for the Group Total number of employees); employee representatives are considered with their compensation for the Supervisory Board role only (their employee compensation is included in the relevant divisional column); the remuneration for members of the Deutsche Bank AG Supervisory Board is not reflected in the Group Total
3 Management Board represents the Management Board Members of Deutsche Bank AG; IB = Investment Bank; CB = Corporate Bank; PB = Private Bank; AM = Asset Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure function which is neither captured as a Control Function nor part of any division
4 Year-end performance-based VC considers the newly introduced LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2024-2026, which during the “transition phase” is shown with the target amount; other VC includes other contractual VC commitments such as sign-on awards, retention awards and specific VC elements for tariff staff and civil servants; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)
385
Deutsche Bank
Annual Report 2024

Reported year-end performance-based variable compensation and deferral rates year over year – all employees

Deferral rate in %
€4 bn
€3 bn
€2 bn
€1 bn
€0 bn
49%
28%
42%
37%
36%
47%
48%
45%
43%
46%
2.4
0.5
2.2
1.9
1.6
1.9
2.1
2.1
2.0
2.5
1.2
1.2
0.4
0.1
1.3
0.9
1.2
0.7
1.0
0.6
1.0
0.9
1.1
1.0
1.2
1.0
1.1
0.9
1.4
1.2
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Deferred Compensation
Upfront Cash

Deutsche Bank continues to apply deferral structures that go beyond the regulatory minimum, resulting in an overall deferral rate (all employees including non-MRT population) of 46% in 2024 (compared to 43% in 2023). For the MRT population only, the deferral rate amounts to 92% (compared to 91% in 2023).
386
Deutsche Bank
Annual Report 2024

Material Risk Taker compensation disclosure

On a global basis, 1,451 employees were identified as MRTs according to CRD/InstVV for financial year 2024, compared to 1,477 employees for 2023. The number of 2024 Group MRTs amounts to 1,213 individuals. Moreover, 292 individuals were identified at an institutional level (thereof 54 Group MRTs). The remuneration elements for all those MRTs on a consolidated basis are detailed in the tables below in accordance with Article 450 CRR. Where applicable, the EU REM tables display the prescribed business lines as per Annex XXXIII of Regulation No 575/2013.
With regard to deferral arrangements and pay-out instruments, 86 MRTs, whose total remuneration amounts to € 16.8 million (thereof € 5.7 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (a) and 63 MRTs, whose total remuneration amounts to € 15.3 million (thereof € 5.5 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (b).
Remuneration for 2024 - Material Risk Takers (REM 1)
		2024
	in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Fixed Pay	Number of MRTs[5]	21	10	224	1,020	1,275
	Total Fixed Pay	8	33	166	653	860
	of which: cash-based	8	29	160	621	818
	of which: shares or equivalent ownership interests	0	0	0	0	0
	of which: share-linked instruments or equivalent non-cash instruments	0	0	0	0	0
	of which: other instruments	0	0	0	0	0
	of which: other forms	0	4	6	32	42
Variable Pay	Number of MRTs[5]	0	10	223	984	1,217
	Total Variable Pay[6]	0	42	171	667	881
	of which: cash-based	0	9	92	351	451
	of which: deferred	0	0	75	269	344
	of which: shares or equivalent ownership interests	0	34	75	316	426
	of which: deferred	0	26	73	269	368
	of which: share-linked instruments or equivalent non-cash instruments	0	0	4	0	4
	of which: deferred	0	0	3	0	3
	of which: other instruments	0	0	1	0	1
	of which: deferred	0	0	1	0	1
	of which: other forms	0	0	0	0	0
	of which: deferred	0	0	0	0	0
	Total Pay	8	75	338	1,321	1,741

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3 Management Board represents the Management Board Members of Deutsche Bank AG
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5 Beneficiaries only as of December 31, 2024 (HC reported for Supervisory Board and Management Board, FTE reported for the remaining part); therefore, the totals do not add up to the 1,451 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2024 leavers)
6 Variable Pay includes Deutsche Bank´s Year-end performance-based VC for 2024, other VC and severance payments; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and considers the newly introduced LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2024-2026, which during the “transition phase” is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)
387
Deutsche Bank
Annual Report 2024

Guaranteed variable remuneration and severance payments - Material Risk Takers (REM 2)
	2024
in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Guaranteed variable remuneration awards
Number of MRTs[5]	0	0	4	2	6
Total amount	0	0	6	9	15
of which: paid during financial year, not taken into account in bonus cap	0	0	3	8	10
Severance payments awarded in previous periods, paid out during financial year
Number of MRTs[5]	0	0	0	0	0
Total amount	0	0	0	0	0
Severance payments awarded during financial year
Number of MRTs[5]	0	0	8	69	77
Total amount[6]	0	0	8	34	42
of which: paid during financial year	0	0	8	32	40
of which: deferred	0	0	0	2	2
of which: paid during financial year, not taken into account in bonus cap	0	0	8	32	40
of which: highest payment that has been awarded to a single person	0	0	2	3	3

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3 Management Board represents the Management Board Members of Deutsche Bank AG
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5 Beneficiaries only (HC reported for all categories)
388
Deutsche Bank
Annual Report 2024

Deferred remuneration - Material Risk Takers (REM 3)
	2024
in € m. (unless stated otherwise)¹	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments[5]	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year[6]	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory Board[2]	0	0	0	0	0	0	0	0
Cash-based	0	0	0	0	0	0	0	0
Shares or equivalent ownership interests	0	0	0	0	0	0	0	0
Share-linked instruments or equivalent non-cash instruments	0	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Management Board[3]	124	18	106	0	0	26	18	11
Cash-based	55	7	48	0	0	0	7	0
Shares or equivalent ownership interests	69	11	58	0	0	26	11	11
Share-linked instruments or equivalent non-cash instruments	0	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Senior management[4]	374	77	297	0	0	69	77	38
Cash-based	183	38	145	0	0	0	38	0
Shares or equivalent ownership interests	183	38	144	0	0	68	38	37
Share-linked instruments or equivalent non-cash instruments	6	1	5	0	0	1	1	1
Other instruments	2	0	2	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Other Material Risk Takers	1,472	369	1,102	0	1	256	366	141
Cash-based	725	180	545	0	1	0	179	0
Shares or equivalent ownership interests	746	189	557	0	1	256	187	141
Share-linked instruments or equivalent non-cash instruments	1	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Total amount	1,970	465	1,505	0	1	351	461	190

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3 Management Board represents the Management Board Members of Deutsche Bank AG
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5 Changes of value of deferred remuneration due to the changes of prices of instruments
6 Defined as remuneration awarded before the financial year which vested in the financial year (including where subject to a retention period)
389
Deutsche Bank
Annual Report 2024

Remuneration of high earners – Material Risk Takers (REM 4)
	2024	2023
in €	Number of individuals	Number of individuals
Total Pay[1]
1,000,000 to 1,499,999	331	290
1,500,000 to 1,999,999	125	88
2,000,000 to 2,499,999	59	53
2,500,000 to 2,999,999	48	16
3,000,000 to 3,499,999	25	8
3,500,000 to 3,999,999	14	14
4.000,000 to 4,499,999	6	11
4,500,000 to 4,999,999	5	1
5,000,000 to 5,999,999	9	4
6,000,000 to 6,999,999	3	8
7,000,000 to 7,999,999	12	5
8,000,000 to 8,999,999	3	4
9,000,000 to 9,999,999	3	2
10,000,000 to 10,999,999	3	0
14,000,000 to 14,999,999	0	1
17,000,000 to 17,999,999	1	0
Total	647	505

1 Includes all components of FP and VC (including severances); buyouts are not included
In total, 647 MRTs received a Total Pay of € 1 million or more for 2024. This increase is mainly driven by the greater allocation of the variable compensation pool to the Investment Bank in recognition of its strong performance.
Compensation awards 2024 – Material Risk Takers (REM 5)
	Management Body Remuneration			Business Areas
in € m. (unless stated otherwise)¹	Super- visory Board[2]	Manage- ment Board[2]	Total Manage- ment Body	Invest- ment Banking[2]	Retail Banking[2]	Asset Manage- ment[2]	Corporate Functions[2]	Control Functions[2]	Total
Total number of Material Risk Takers[3]									1,275
of which: Management Body	21	10	31	N/A	N/A	N/A	N/A	N/A	N/A
of which: Senior Management[4]	N/A	N/A	N/A	27	76	5	79	38	224
of which: Other Material Risk Takers	N/A	N/A	N/A	582	224	0	130	84	1,020
Total Pay of Material Risk Takers	8	75	83	1,095	295	15	177	77	1,741
of which: variable pay[5]	0	42	42	588	143	7	76	23	881
of which: fixed pay	8	33	40	507	152	7	100	54	860

1 The table may contain marginal rounding differences
2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG, Management Board represents the Management Board Members of Deutsche Bank AG; Investment Banking = Investment Bank; Retail Banking = Private Bank and Corporate Bank; Asset Management = Asset Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure function which is neither captured as a Control Function nor part of any division
3 HC as of December 31, 2024 reported for Supervisory Board and Management Board, FTE as of December 31, 2024 reported for the remaining part; therefore, the totals do not add up to the 1,451 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2024 leavers)
4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5 Variable Pay includes Deutsche Bank´s Year-end performance-based VC for 2024, other VC and severance payments; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and considers the newly introduced LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2024-2026, which during the “transition phase” is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)
390
Deutsche Bank
Annual Report 2024

4-Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code

392	Compliance with German Corporate Governance Code
395	Management Board
401	Supervisory Board
418	Related Party Transactions
420	Principal accountant fees and services

391
Deutsche Bank
Annual Report 2024

Compliance with German Corporate Governance Code

[Page intentionally left blank for SEC filing purposes]
392
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
393
Deutsche Bank
Annual Report 2024

All information presented in this Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code is as of February 7, 2025.
394
Deutsche Bank
Annual Report 2024

Management Board

Procedures of the Management Board
Pursuant to its legal form as a German stock corporation, Management Board, Supervisory Board and Shareholders’ Meeting are the corporate bodies of Deutsche Bank Aktiengesellschaft. Information on the composition of the Supervisory Board is provided in the section “Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation”. The Shareholders’ Meeting elects the shareholder representatives on the Supervisory Board. The Supervisory Board appoints the members of the Management Board and supervises the management.
Deutsche Bank’s Management Board is responsible for the management of the company in accordance with the law, its Articles of Association and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. It considers the interests of shareholders, employees, and other company-related stakeholders. The members of the Management Board are collectively responsible for managing the bank’s business including Environmental, Social and Governance (ESG) aspects. The Management Board, as the Group Management Board, manages Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all Group companies.
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
Sustainability
The Management Board exercises oversight of the double materiality assessment process to identify material topics and manage material impacts, risks, and opportunities in accordance with Commission Delegated Regulation (EU) 2023/2772 of July 31, 2023 supplementing Directive 2013/34/EU of the European Parliament and of the Council as regards to the European Sustainability Reporting Standards (ESRS). To ensure adequate oversight of the results of the double materiality assessment, Deutsche Bank has implemented a comprehensive sign-off process involving senior managers and established governance bodies. Initially, Senior Certifying Officers formally signed off on the evaluation results for material topics within their remit. Subsequently, the bank’s Group Sustainability Committee, which serves as the primary governance and decision-making body for sustainability-related matters, approved the final set of material topics. Finally, the results of the double materiality assessment were presented to the Management Board for approval.
The results of the double materiality assessment were also presented to the Audit Committee of the Supervisory Board.
395
Deutsche Bank
Annual Report 2024

Business allocation plan
Notwithstanding the principle of collective responsibility, the Management Board’s Business Allocation Plan has allocated individual members responsibility for specific functional area(s) and thus ensures a segregation of duties within the whole organization up to the Management Board. Management Board members are responsible for delegating their duties to subordinate levels of hierarchy and for clearly assigning responsibilities within their own area(a) of functional responsibility. Such delegation is necessary for the proper functioning of the business organization and does not impact the responsibility of Management Board members to adequately oversee delegated duties and tasks. Each individual with delegated responsibilities is responsible for providing adequate information up to the Management Board to enable it to execute its collective responsibilities.
Training of the Management Board
In order to fulfil the requirements for professional suitability, an ongoing system of Management Board training takes place regularly throughout the year. This also covers Environmental, Social and Governance issues, along with numerous topic areas in connection with law, compliance, anti-financial crime, data management, risk management and human resources.
Management Board committees
The Management Board prefers to rely on individually accountable senior managers rather than committees where possible and therefore it generally only establishes committees for issues that require joint decision-making. For certain overarching topics the Management Board has established the following committees and has delegated certain decision-making authority to them for each of the following topics:

396
Deutsche Bank
Annual Report 2024

Personnel changes to the Management Board and the current members of the Management Board

The Management Board of Deutsche Bank AG is made up of ten ‘Executives’. All Management Board members have a contract of service (Dienstvertrag) with Deutsche Bank AG.
The following members of the Management Board were appointed for a three-year period:
– Laura Padovani with effect from July 1, 2024.
– Marcus Chromik with effect from May 1, 2025.
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
Christian Sewing
Year of birth: 1970
First appointed: 2015
Term expires: 2026
Christian Sewing became a member of the Management Board on January 1, 2015, and Chief Executive Officer on April 8, 2018. He is responsible on the Management Board for Corporate Affairs & Strategy as well as Sustainability, Research and Group Audit.
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
397
Deutsche Bank
Annual Report 2024

James von Moltke
Year of birth: 1969
First appointed: 2017
Term expires: 2026
James von Moltke became a member of the Management Board on July 1, 2017, and President as of March 25, 2022. He is Chief Financial Officer and in this function he is responsible for Finance, Group Tax, Treasury and Investor Relations. In July 2023, he took on responsibility for Asset Management (DWS).
Before Mr. von Moltke joined Deutsche Bank, he served as Treasurer of Citigroup. He started his career at the investment bank Credit Suisse First Boston in London in 1992. In 1995, he joined J.P. Morgan, working at the bank for 10 years in New York and Hong Kong. He then worked at Morgan Stanley in New York for four years, where he led the Financial Technology Advisory team globally. Mr. von Moltke joined Citigroup as Head of Corporate Mergers and Acquisitions (M&A) in 2009 and three years later became the Global Head of Financial Planning.
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
He holds an MBA from MIT Sloan School of Management and a Business Administration degree from Bocconi University in Milan.
Mr. Campelli was a member of the following Supervisory Boards: BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse des Bankgewerbes e.V. until June 2024.
Bernd Leukert
Year of birth: 1967
First appointed: 2020
Term expires: 2025
Bernd Leukert became a member of the Management Board on January 1, 2020. He is Chief Technology, Data and Innovation Officer and is responsible for the Chief Information Office for the Infrastructure areas and the business divisions, as well as for the Chief Technology Office, the Chief Security Office and Chief Innovation Office. He is also responsible for Data Governance as well as for Cloud Transformation.
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
He is member of the Supervisory Board of Bertelsmann SE & Co. KGaA.
He was a member of the Supervisory Board of DWS Group GmbH & Co. KGaA* until June 2024.
398
Deutsche Bank
Annual Report 2024

Alexander von zur Mühlen
Year of birth: 1975
First appointed: 2020
Term expires: 2026
Alexander von zur Mühlen became a member of the Management Board on August 1, 2020. Since July 2023 he is the CEO for Asia-Pacific, Europe, the Middle East and Africa (EMEA) and Germany.
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
Laura Padovani
Year of birth: 1966
First appointed: 2024
Term expires:2027
Laura Padovani became a member of the Management Board on July 1, 2024. She is Chief Compliance and Anti-Financial Crime Officer.
Ms. Padovani joined Deutsche Bank in April 2023 as Group Chief Compliance Officer and Head of Compliance. Prior to joining the bank, Ms. Padovani was Group Chief Compliance Officer at Barclays and previously spent 20 years at American Express. She has extensive international experience and proven leadership of global, regional, and business Compliance functions.
Laura Padovani holds a Masters in Law from the London School of Economics and Political Science and a Law Degree from University of Buenos Aires.
Ms. Padovani does not have any external directorships subject to disclosure.
Claudio de Sanctis
Year of birth: 1972
First appointed: 2023
Term expires: 2026
Claudio de Sanctis became a member of the Management Board on July 1, 2023. He is Head of Private Bank.
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
Before joining Deutsche Bank, he was Head of Private Banking, Europe, at Credit Suisse, where he started in 2013 as Market Area Head Southeast Asia for Private Banking. Before then, he spent seven years at UBS Wealth Management Europe, where he was Market Head Iberia and Nordics.
Earlier in his career he was at Barclays as Head of Key Clients Unit Europe in Private Banking focusing on UHNW clients. He also worked at Merrill Lynch Private Wealth Management in Europe, the Middle East and Africa (EMEA).
He holds a BA degree in Philosophy at La Sapienza University of Rome.
Mr. de Sanctis does not have any external directorships subject to disclosure.
399
Deutsche Bank
Annual Report 2024

Rebecca Short
Year of birth: 1974
First appointed: 2021
Term expires: 2027
Rebecca Short became a member of the Management Board on May 1, 2021, and Chief Operating Officer on June 1, 2023. Her responsibilities include Human Resources as well as the Bank’s transformation. Until May 2023, she was Chief Transformation Officer.
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
Professor Dr. Stefan Simon
Year of birth: 1969
First appointed: 2020
Term expires: 2026
Professor Dr. Stefan Simon became a member of the Management Board on August 1, 2020. He is responsible for the Americas region as well as for Legal and Governance. Until June 30,2024 he was Chief Administrative Officer (CAO) and was responsible for Government and Regulatory Affairs as well as for Legal and Governance. He was also responsible for Compliance, Anti-Financial-Crime (AFC) and the Business Selection and Conflicts Office, as well as for Controls Testing & Assurance until June 30, 2024. He assumed responsibility for the Americas region in May 2023.
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
He studied law at the University of Cologne, where he graduated with a doctorate in 1998.
Professor Dr. Simon is a member of the Supervisory Board of The Clearing House Payments Company LLC and Chairman of the Advisory Council of Leop. Krawinkel GmbH & Co. KG.
Olivier Vigneron
Year of birth: 1971
First appointed: 2022
Term expires: 2025
Olivier Vigneron became a member of the Management Board on May 20, 2022. He is Chief Risk Officer responsible for the functions managing Credit Risk, Market Risk, Liquidity Risk and Non-Financial Risk.
Mr. Vigneron re-joined Deutsche Bank on March 1, 2022. From January 2020 until re-joining Deutsche Bank in 2022, Olivier Vigneron was Chief Risk Officer of Natixis, where he also served on the Senior Management Committee. From 2008 to 2020, he worked at J.P. Morgan, where he served as Chief Risk Officer for Europe, the Middle East and Africa (EMEA) and Firmwide Risk Executive for Market Risk. Prior to this, he worked for BNP Paribas, UniCredit, and Goldman Sachs. Between 2002 and 2005 he worked in Structured Credit Trading for Deutsche Bank in London.
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
400
Deutsche Bank
Annual Report 2024

Share ownership of Management Board members
The information on the share ownership of the Management Board can be found in the Compensation Report of the Annual Report 2024.
Supervisory Board
The Supervisory Board of Deutsche Bank AG consists of 20 members – 10 Supervisory Board members are shareholder representatives elected by the General Meeting, and 10 Supervisory Board members are employee representatives elected by the delegates of employees in Germany entitled to elect them. All Supervisory Board members have the same obligation to act in the interests of the company and perform their Supervisory Board mandate in the interests of Deutsche Bank AG. The internal organization of the Supervisory Board and its committees as well as the requirements for its members are subject not only to the regulations of the German Banking Act (Kreditwesengesetz (KWG)) and the recommendations of the German Corporate Governance Code, but also to specific supervisory requirements. Such requirements are founded on, among other things, the German Banking Act (KWG), the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung (InstitutsVergV)), the guidelines of the European Banking Authority (EBA) and European Securities and Markets Authority (ESMA) and the administrative practices of the European Central Bank as our prudential supervisory authority. In individual cases, the regulatory requirements may diverge from the recommendations of the German Corporate Governance Code (see Section “Inapplicable Code recommendations due to the precedence of statutory provisions”).
The Supervisory Board appoints and dismisses the members of the Management Board, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. Supervision and advice also include, in particular, sustainability issues. Pursuant to the requirements of the German Banking Act (KWG), the Supervisory Board oversees the Management Board, also with regard to its adherence to the applicable prudential supervisory requirements. The Supervisory Board works together closely with the Management Board in a cooperative relationship of trust and for the benefit of the company. Measures to be performed by the management may not be transferred to the Supervisory Board.
The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 (1) of the Articles of Association of Deutsche Bank AG. These include the granting of general powers of attorney, the acquisition or disposal of real estate (if the object value exceeds € 500 million) as well as the granting of loans, including the acquisition of participations in other companies for which approval of a credit institution’s supervisory body is required under the German Banking Act (KWG) or other participations (if the object value exceeds € 1 billion). Furthermore, the Supervisory Board may specify additional transactions that require its approval. Within statutory limits, the Supervisory Board may also delegate decisions on issuing its approval to a committee, in order to increase efficiency.
401
Deutsche Bank
Annual Report 2024

Procedures of the Supervisory Board and its committees

The working procedures of the Supervisory Board of Deutsche Bank AG are supported by the expertise of its members, as well as an efficient distribution of tasks and coordination.
From among its members and in accordance with regulatory requirements for banks, the Supervisory Board has established nine standing committees: the Chairman’s Committee; Nomination Committee; Audit Committee; Risk Committee; Compensation Control Committee; Regulatory Oversight Committee; Strategy and Sustainability Committee; Technology, Data and Innovation Committee; and Mediation Committee. The responsibilities, tasks and procedures of the Supervisory Board committees are set out in their respective terms of reference and briefly summarized here:
Chairman’s Committee: The Chairman’s Committee handles, in particular, the preparations for the Supervisory Board meetings, Management Board and Supervisory Board matters, as well as topics relating to corporate governance. It also supports the Supervisory Board in the preparation of decisions by the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning for the Management Board, while taking into account the recommendations of the Nomination Committee.
Nomination Committee : The Nomination Committee supports the Supervisory Board, in particular, in identifying candidates to fill a position on the Management Board and Supervisory Board and in the assessment to be performed regularly of the structure, size, composition and performance of the Management Board and of the Supervisory Board. It supports the promotion of talent development and diversity with a special focus on succession planning for the Management Board and draws up an objective to promote the under-represented gender on the Supervisory Board as well as a strategy for achieving this.
Audit Committee : The Audit Committee supports the Supervisory Board, in particular, in monitoring the financial reporting process, the effectiveness of the risk management system (internal control system and internal audit), the auditing of the financial statements, including the auditor’s independence and the additional services provided by the auditor, as well as the monitoring of other audit-relevant matters. It also supports the Supervisory Board in monitoring the Management Board’s prompt remediation, through suitable measures, of deficiencies identified by internal and external auditors.
Risk Committee : The Risk Committee advises the Supervisory Board in all matters relating to the current and future overall risk appetite and strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the senior management level. The Risk Committee monitors whether the conditions in the client business are in line with the company’s business model and risk structure. It reviews whether the incentives set by the compensation system take into consideration the bank’s risk, capital and liquidity structure as well as the likelihood and maturity of earnings, taking into account retention risk.
Compensation Control Committee : The Compensation Control Committee handles compensation topics. It supports the Supervisory Board, in particular, in the appropriate structuring of the compensation systems for the Management Board and monitors the appropriate structuring of the compensation systems for employees. It prepares the Supervisory Board’s resolutions on the compensation of the Management Board members and reviews the use and effectiveness of measures available in the compensation system for dealing with breaches of legal regulations as well as internal and external rules, policies and procedures.
Regulatory Oversight Committee : The Regulatory Oversight Committee supports the Supervisory Board, in particular, in monitoring the Management Board’s measures to ensure the company’s compliance with legal requirements, authorities’ regulations and the bank’s own in-house policies and in monitoring litigation cases with the highest risks. It monitors the Management Board’s contacts with the regulatory authorities with a significant relevance for the bank (special audits, substantial complaints).
Strategy and Sustainability Committee : The Strategy and Sustainability Committee supports the Supervisory Board in fulfilling its monitoring function relating to the bank’s strategy, including the Environmental, Social and Governance (ESG) strategy and sustainability issues. It advises and monitors the Management Board with regard to the definition of the bank’s business strategies aligned to the sustainable development of the bank and the establishment of processes for planning, implementing, assessing and adjusting these strategies.
Technology, Data and Innovation Committee: The Technology, Data and Innovation Committee supports the Supervisory Board in fulfilling its oversight responsibilities relating to the bank’s technology, data and innovation environment. It advises and monitors the Management Board with regard to the adequate technical and organizational resources and the definition of an adequate plan for the bank’s IT systems, IT strategy, information security management, cyber and IT risks, as well as the data strategy and governance.
402
Deutsche Bank
Annual Report 2024

Mediation Committee : The Mediation Committee submits proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision. The Mediation Committee only meets if necessary.
All terms of reference are reviewed and updated by the Supervisory Board on an ad hoc basis (for example, upon changes in laws or regulatory requirements), but at least once annually. They are published on the website of Deutsche Bank AG (www.db.com/ir/en/ documents.htm) in their currently applicable versions.
The number of meetings and their execution are specified along with details on the work of the Supervisory Board and its committees in the Report of the Supervisory Board, which is part of the Annual Report.
In accordance with regulatory requirements, the Supervisory Board produced and adopted position descriptions with candidate profiles for the roles as member of the Supervisory Board and as Chairman of the Supervisory Board and the chairpersons of its committees. It also issued – in accordance with regulatory requirements – a Suitability Guideline, which sets out the principles for the selection, succession planning and re-appointment/re-election of the members of the management bodies as well as the criteria and the procedure for assessing individual and collective suitability. Induction, training and diversity guidelines are component parts of the Suitability Guideline in accordance with regulatory requirements. Furthermore, the Supervisory Board issued a Profile of Requirements (see Section: Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation / Profile of Requirements for the Supervisory Board). In addition, the Supervisory Board has Guidelines for the Assessment of the Independence of its members and a Guidelines for Handling Conflicts of Interests. These documents are also reviewed and updated by the Supervisory Board on an ad hoc basis, but at least once annually.
The Supervisory Board receives reports from the Management Board within the scope prescribed by law or administrative guidelines, in particular on all issues of relevance for the Group concerning strategy, intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance. Furthermore, Group Audit informs the Audit Committee of any deficiencies identified regularly and – in the case of severe deficiencies – without undue delay. In addition, the Chairman of the Supervisory Board is informed of serious findings relating to the members of the Management Board. The Supervisory Board and Management Board adopted an Information Regime, a general engagement (interaction) protocol and another engagement (interaction) protocol specifically for regulatory topics. These regulate not only the reporting to the Supervisory Board, but also, among other things, the Supervisory Board’s enquiries and requests for information from employees of the company as well as the exchange of information in connection with preparations for the meetings and between the meetings.
The Supervisory Board meets regularly also without the Management Board. This also applies to its committees. In addition, the representatives of the employees and the representatives of the shareholders regularly conduct preliminary discussions separately.
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
Between meetings, the Chairman of the Supervisory Board and, to the extent expedient, the chairpersons of the Supervisory Board committees maintain regular contact with the members of the Management Board, especially with the Chairman of the Management Board, and deliberate with them, among other things, on issues of Deutsche Bank Group’s strategy, planning, the development of its business, risk situation, risk management, risk controlling, governance, compliance, compensation systems, IT, data and digitalization, sustainability as well as material litigation cases. The Chairman of the Supervisory Board and – within their respective functional responsibility – the chairpersons of the Supervisory Board committees are informed without delay by the Chairman of the Management Board or by the respectively responsible Management Board member about important events of material significance for the assessment of the situation, development and management of Deutsche Bank Group. The Chairman of the Audit Committee also conducts regular discussions with the auditor outside the meetings.
Furthermore, the Chairman of the Supervisory Board and some of the chairpersons of the Supervisory Board committees engage in discussions with regulators.
403
Deutsche Bank
Annual Report 2024

Induction and training events
For each newly elected or appointed Supervisory Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the Nomination Committee, in order to help them get started in the new position. The induction events also serve as an introduction to the bank, its Management Board, selected senior managers, the auditor and Group Audit. Through customized training sessions, the new member’s individual knowledge is expanded and enriched. The Nomination Committee regularly receives reports on the progress and participation in these training sessions.
In addition, regular training sessions are conducted for the entire Supervisory Board on current topics. Details on this are provided in the Report of the Supervisory Board.
Succession planning and diversity
Pursuant to the German Banking Act (KWG) the members of the Management Board must be professionally suitable and reliable and devote sufficient time to their role. The Supervisory Board assess the qualification of the individuals as well as the qualification of the Management Board as a whole (collective suitability). In this connection diversity of backgrounds and mindsets plays an important role as well as gender, nationality and age. The Nomination Committee supports the Supervisory Board in identifying suitable internal and external candidates to fill a position on the bank’s Management Board while taking into account the applicable statutory and regulatory requirements. For this, the Committee has developed a position description with a candidate profile and a statement of the related time commitment for a Management Board member as well as questionnaires for the assessment of the knowledge, reliability and time availability. The Nomination Committee and Supervisory Board regularly receive reports from the Management Board on internal candidates for succession planning (“talent pipeline”) and the process from the perspective of the Management Board. The members of the Supervisory Board have opportunities to meet selected senior managers at the meetings of the Supervisory Board and its committees as well as bank-internal events. With a view to a sustainable, ideally diverse succession planning while also taking gender diversity into consideration, the Supervisory Board also works together with external service providers.
For the selection of suitable candidates, external and internal, the Nomination Committee takes into account the strategic objectives of the bank, the area of functional responsibility on the Management Board, the qualifications, reliability and time availability of the candidates as well as the balance and diversity of the knowledge, skills and experience of all members of the Management Board, while also considering diversity principles. The appointment to a Management Board position is always made in the interests of the company. Building on the recommendation of the Nomination Committee, the Chairman’s Committee submits a recommendation for the Supervisory Board’s resolution. Based on this, the Supervisory Board decides on the appointment of the Management Board members. The first appointment period is for a maximum of three years. Management Board members can be reappointed for one or several terms of office, which may be for a maximum of five years pursuant to the law, whereby at Deutsche Bank such reappointments should generally also be for a maximum of three years.
For each newly appointed Management Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the Nomination Committee. The Nomination Committee regularly receives reports on the progress and participation in these training sessions.
The Stock Corporation Act (AktG) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as member of its Management Board, failing which renders the appointment void. In addition, promoting diversity on the Management Board is very important to the Supervisory Board, and it is actively working on Management Board diversity, e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets. The Supervisory Board takes into account the legally required minimum gender participation on the Management Board pursuant to Section 76 (3a) of the German Stock Corporation Act (AktG) and strives to sustainably and continually increase the percentage of women on the Management Board. With the appointment of Laura Padovani, an internal candidate, to the Management Board with effect from July 1, 2024, the Supervisory Board expanded the Management Board to ten members and increased the percentage of women to 20%. To further increase the number of suitable internal female candidates, the Supervisory Board set a corresponding objective for the Management Board for the preceding financial year for appointing women to senior management positions directly below the Management Board and embedded this objective within the long-term performance metrics of the new compensation system for the Management Board. To reach a full achievement level in this category, the percentage of women represented at the two levels below the Management Board has to be at least 32.5% by 2026. The Supervisory Board regularly discusses the measures and ongoing progress with the Management Board.
404
Deutsche Bank
Annual Report 2024

Based on proposals of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board and also regularly reviews and resolves on the compensation system for the Management Board. Details on this are provided in the Compensation Report and the Report of the Supervisory Board.
Self-assessment
The Nomination Committee and Supervisory Board regularly address the assessment of the Supervisory Board and Management Board as well as their work, which is to be conducted at least annually as prescribed by law pursuant to Section 25d of the German Banking Act (KWG). This is also the self-assessment of the Supervisory Board pursuant to the recommendation under Section D.12 of the German Corporate Governance Code (GCGC).
At its meeting on July 23, 2024, the Nomination Committee addressed the framework and schedule for the assessment. It resolved that the assessment of the 2024 reporting period would be performed with external assistance. The Nomination Committee reported regularly to the Supervisory Board on the work-in-progress on the assessment. The external advisor engaged for this conducted a workshop for the Supervisory Board, which took place on October 23, 2024. The assessment was performed essentially on the basis of extensive questionnaires regarding the work of the Supervisory Board, of the Supervisory Board committees and of the Management Board as well as interviews with the individual members of the Management Board and Supervisory Board. The final discussion and approval of the results of the assessment took place at the Supervisory Board meeting in plenum on March 13, 2025, and the results were set out in a written final report. The Supervisory Board continues to hold the opinion that the Supervisory Board and Management Board have achieved a high standard and that there are no reservations, in particular, regarding the professional qualifications, personal reliability and time availability of the members of the Management Board and of the Supervisory Board.
405
Deutsche Bank
Annual Report 2024

Members of the Supervisory Board and its committees

In accordance with the Articles of Association, the members of the Supervisory Board are elected for the period until the conclusion of the General Meeting which adopts the resolutions concerning the ratification of the acts of management for the fourth financial year following the beginning of the term of office. For the election of shareholder representatives, the General Meeting may establish that the terms of office of the members may begin or end on differing dates. In accordance with the Terms of Reference for the Supervisory Board since July 2020, shareholder representatives are proposed to the General Meeting for election for a maximum of approximately four years, i.e. until the conclusion of the General Meeting which adopts the resolutions concerning the ratification of the acts of management for the third financial year following the beginning of the term of office, whereby the financial year in which the term of office begins is not taken into account.
The following table provides detailed information on the members of the Supervisory Board (as of February 7, 2025).
Name	Principal occupation	Supervisory board memberships and other directorships
Alexander Wynaendts Year of birth: 1960 First elected: May 19, 2022 Term expires: 2026	Chairman of the Supervisory Board, Deutsche Bank AG
Air France-KLM Group S.A. [2] (Member of the Board of Directors); Uber Technologies, Inc. [2] (Member of the Board of Directors); Uber Payments B.V. (Non-Executive Director, Chairman); Puissance Holding B.V. (Non-Executive Director, Chairman)

Susanne Bleidt [1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	Postbank Filialvertrieb AG [3] ; Postbeamtenkrankenkasse (Member of the Advisory Board)
Mayree Clark Year of birth: 1957 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member	Ally Financial, Inc. [2] (Member of the Board of Directors), Allvue Systems Holdings, Inc. (Member of the Board of Directors)
Jan Duscheck [1] Year of birth: 1984 Appointed by the court: August 2, 2016 First elected: May 24, 2018 Term expires: 2028	Head of National Working Group: Banking, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	No memberships or directorships subject to disclosure
Manja Eifert [1] Year of birth: 1971 Appointed by the court: April 7, 2022 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Claudia Fieber [1] Year of birth: 1966 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Sigmar Gabriel Year of birth: 1959 Appointed by the court: March 11, 2020 First elected: May 20, 2020 Term expires: 2025	Former German Federal Government Minister	Heristo AG; Siemens Energy AG [2] ; Siemens Energy Management GmbH; ThyssenKrupp Steel Europe AG (Chairman) (until September 15, 2024)
Florian Haggenmiller [1] Year of birth: 1982 Appointed by the court: January 16, 2024 Term expires: 2028	Head of National Working Group: Information and Communications Technology, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	IBM Deutschland GmbH; IBM Central Holding GmbH
Timo Heider [1] Year of birth: 1975 First elected: May 23, 2013 Term expires: 2028	Staff Council Member	BHW Bausparkasse AG [3] (Deputy Chairman); PCC Services GmbH der Deutschen Bank [3] (Deputy Chairman); Pensionskasse der BHW Bausparkasse VVaG [3] (Deputy Chairman)
Frank Schulze [1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Deputy Chairman of the Supervisory Board, Deutsche Bank AG; Staff Council Member	No memberships or directorships subject to disclosure
406
Deutsche Bank
Annual Report 2024

Name	Principal occupation	Supervisory board memberships and other directorships
Gerlinde M. Siebert [1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Global Head of Governance, Deutsche Bank AG	No memberships or directorships subject to disclosure
Yngve Slyngstad Year of birth: 1962 First elected: May 19, 2022 Term expires: 2026	Chief Executive Officer Aker Asset Management AS	No memberships or directorships subject to disclosure
Stephan Szukalski [1] Year of birth: 1967 First elected: May 17, 2023 [4] Term expires: 2028	Federal Chairman, Deutscher Bankangestellten-Verband e.V. (DBV) (German Association of Bank Employees) – Gewerkschaft der Finanzdienstleister (Financial Services Providers Union)	PCC Services GmbH der Deutschen Bank [3] (until August 30, 2024)
John Alexander Thain Year of birth: 1955 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member	Uber Technologies, Inc. [2] (Member of the Board of Directors); Aperture Investors LLC (Member of the Board of Directors); Pine Island Capital Partners LLC (Chairman)
Jürgen Tögel [1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BKK Deutsche Bank AG [3] (Member of the Advisory Board)
Michele Trogni Year of birth: 1965 First elected: May 24, 2018 Term expires: 2027	Chief Executive Officer, Zinnia Corporate Holdings, LLC; Operating Partner, Eldridge (until March 31, 2024)	Everly Life, LLC (Member of the Non-Executive Board); Zinnia Corporate Holdings, LLC (CEO and Chairperson of the Board of Directors)
Dr. Dagmar Valcárcel Year of birth: 1966 Appointed by the court: August 1, 2019 First elected: May 20, 2020 Term expires: 2025	Supervisory Board member	amedes Holding GmbH; Antin Infrastructure Partners S.A. [2] (Member of the Board of Directors)
Dr. Theodor Weimer Year of birth: 1959 First elected: May 20, 2020 Term expires: 2025	Supervisory Board member; Chairman of the Executive Board (until September 30, 2024), Co-Chairman of the Executive Board (October 1, 2024 until December 31, 2024), Deutsche Börse AG [2]	Knorr Bremse AG [2]
Professor Dr. Norbert Winkeljohann Year of birth: 1957 First elected: August 1, 2018 Term expires: 2027	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Self-Employed Corporate Consultant, Norbert Winkeljohann Advisory & Investments	Bayer AG [2] (Chairman); Georgsmarienhütte Holding GmbH; Sievert SE (Chairman); Bohnenkamp AG (Chairman)
Frank Witter Year of birth: 1959 First elected: May 27, 2021 Term expires: 2025	Supervisory Board member	Traton SE [2] ; VfL Wolfsburg-Fußball GmbH (Chairman) (until July 31, 2024); CGI Inc. [2] (Member of the Board of Directors)

1 Employee representative
2 Listed company
3 Group-internal mandate
4 Mr. Szukalski already was a member of the Supervisory Board from May 2013 to November 2015 and from May 2018 to December 2020.
407
Deutsche Bank
Annual Report 2024

The following overview provides more detailed information on the memberships in the different committees:
Chairman’s Committee: Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann
Nomination Committee: Alexander Wynaendts, Chairman, Mayree Clark, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann
Audit Committee : Frank Witter, Chairman, Susanne Bleidt, Manja Eifert, Claudia Fieber (since January 31, 2024), Birgit Laumen (until January 12, 2024), Gerlinde M. Siebert, Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann
Risk Committee : Mayree Clark, Chairperson, Jan Duscheck, Gerlinde M. Siebert, Stephan Szukalski, Michele Trogni, Professor Dr. Norbert Winkeljohann, Alexander Wynaendts
Compensation Control Committee : Professor Dr. Norbert Winkeljohann, Chairman, Jan Duscheck, Timo Heider, Jürgen Tögel, Dr. Dagmar Valcárcel, Alexander Wynaendts
Regulatory Oversight Committee : Dr. Dagmar Valcárcel, Chairperson, Jan Duscheck, Sigmar Gabriel, Timo Heider, Stephan Szukalski, Alexander Wynaendts
Strategy and Sustainability Committee : John Alexander Thain, Chairman, Mayree Clark, Claudia Fieber, Florian Haggenmiller (since January 31, 2024), Birgit Laumen (until January 12, 2024), Frank Schulze, Jürgen Tögel, Michele Trogni, Alexander Wynaendts
Technology, Data and Innovation Committee : Michele Trogni, Chairperson, Susanne Bleidt, Manja Eifert, Claudia Fieber (until January 31, 2024), Florian Haggenmiller (since January 31, 2024), Yngve Slyngstad, Alexander Wynaendts
Mediation Committee : Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann
408
Deutsche Bank
Annual Report 2024

Objectives for the composition of the Supervisory Board, profile of requirements

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
To increase the effectiveness of the Supervisory Board’s work and the transparency for stakeholders and regulators, the Supervisory Board adopted a Profile of Requirements in 2022. It is reviewed annually and updated if necessary. The Profile of Requirements sets out the general and expanded files of expertise of the Supervisory Board that are required for the monitoring and advising of the Management Board of Deutsche Bank AG. The Profile of Requirements is regularly taken into account when developing the proposals to the General Meeting for the election of shareholder representatives and when determining the individual and collective need for the training of the Supervisory Board and its members.
Profile of requirements for the Supervisory Board
The Supervisory Board specified general fields of expertise and expanded fields of expertise in its Profile of Requirements.
General fields of expertise
Ideally, every member of the Supervisory Board possesses these individual qualifications.
– Understanding of commercial business issues
– Analytical and strategic mindset
– Understanding of the German corporate governance system, and – as a result – an understanding of a Supervisory Board member’s responsibilities
– Understanding of the business model and the structure of Deutsche Bank AG
– Basic understanding of the financial services sector, e.g. (i) knowledge in the areas of banking, financial services, financial markets, financial industry, including the bank’s home market and the bank’s key markets outside Europe, and (ii) knowledge of the relevant clients for the bank, the market’s expectations and the operational environment.
The fulfillment of these fields of expertise is reported on in summary in the qualifications matrix in the line “General fields of expertise”.
Expanded fields of expertise
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
Accounting, including sustainability reporting
– Accounting (International Financial Reporting Standards (IFRS) and German Commercial Code (HGB)) and auditing of annual financial statements
– Taxation
409
Deutsche Bank
Annual Report 2024

Regulatory framework and legal requirements
– Understanding of the key legal framework conditions in the countries in which the company has its main operations
– Understanding of the key relevant legal systems for the bank
– Experience in the executive management / supervisory board of large enterprises
– Regulatory framework and legal requirements, in particular, knowledge of the legal systems relevant for the bank
– Knowledge of the social, political and regulatory expectations in the home market
Human capital, compensation and corporate culture
– Human resources and staff management
– Compensation and compensation systems
– Selection procedure for management body members and assessment of their suitability
– Corporate culture
Risk management
– Risk management (investigation, assessment, mitigation, management and control of financial and non-financial risks, capital and liquidity management, shareholdings)
– Combating money laundering and prevention of financial crime and the financing of terrorism
Information technology, data and digitalization
– Digitalization, including digital banking
– Data, including data governance
– Information technology (IT), IT systems and IT security, including cyber risks
Strategy, transformation and Environmental, Social and Governance (ESG) issues
– Strategic planning of business models and risk strategies as well as their implementation
– Climate and other environmental aspects
– Knowledge of social and political expectations (in particular in the home market) and their impacts on corporate social responsibility
– Company’s purpose
Organizational structure and control of a financial institution
– Governance
– Management of a large, international, regulated company
– Internal organization of the bank
– Internal audit
– Compliance and internal controls
In order to adequately reflect the bank’s business model, the Supervisory Board shall demonstrate not only these professional qualifications but also qualifications and experience in the various client segments and different sales markets.
Client segments
– Private Banking and Wealth Management
– Corporate Banking
– Investment Banking
– Asset Management
Regional expertise
– Germany
– Europe
– Americas
– Asia-Pacific (APAC)
410
Deutsche Bank
Annual Report 2024

The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition and the Profile of Requirements – as shown in the following qualifications matrix. The members of the Supervisory Board as a whole possess the knowledge, abilities and expert experience to properly complete their tasks.
Composition and expertise
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
✓ Profound and professional knowledge / expert
w Regulatory expert / expertise required by law and/or supervisory regulation
ER Employee Representative
* Definition of no overboarding: All Supervisory Board members hold an admissible number of board directorships in various companies in addition to Deutsche Bank AG. Overboarding, i.e. holding an inadmissible number of board directorships in different companies, is determined on the basis of the statutory regulation in Section 25d (3) of the German Banking Act (KWG).
** Definition of independence: A Supervisory Board member elected or to be elected by the shareholders is to be considered independent when there are no present or former (i) business, (ii) personal or (iii) other relations or affiliations with Deutsche Bank AG, its management bodies, a shareholder or a Deutsche Bank Group company that constitute a personal interest of the Supervisory Board member or a third-party interest he represents that might influence his actions in performing his mandate to the detriment of Deutsche Bank AG. Section C.6 (1) first half-sentence of the German Corporate Governance Code, according to which the members of the Supervisory Board representing shareholders shall comprise what they consider to be an appropriate number of independent members, is adhered to as a result. The bank has no controlling shareholder at present.
*** Definition of experts given in the “Supervisory Board committee experts” section of this report.
411
Deutsche Bank
Annual Report 2024

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
The Supervisory Board respects diversity when proposing its members for appointment. In light of the international operations of Deutsche Bank AG, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers or private lives of six members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have many years of international experience from their current or former activities, for example, as management board member or chief executive officer or in a comparable executive function of corporations or organizations with international operations. The Supervisory Board believes that in these two ways the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.
Special importance has already been attached to an appropriate consideration of women in the selection process since the Supervisory Board elections in 2008. For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30% women and at least 30% men. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women are included in the selection process and appropriately considered in the election proposals. At the end of the financial year, four women and six men were members of the Supervisory Board on the employee representatives’ side and three women and seven men on the shareholder representatives’ side. The statutory minimum quota of 30% has thus been fulfilled for many years now.
The average age of the Supervisory Board members was 58.3. The age structure is diverse, ranging from 40 to 69 years of age and spanning three generations, according to the general definition of the term.
The length of membership on the Supervisory Board of Deutsche Bank AG ranged from under one year to around 12 years at the end of the financial year. The average length of membership on the Supervisory Board as of December 31, 2024, was 4.17 years.
The diverse range of the members’ educational and professional backgrounds includes banking, business administration, economics, auditing, law, German studies, political science, electrical engineering, information systems and healthcare. The resumes of the members of the Supervisory Board are published on the website of Deutsche Bank AG (www.db.com/ir/en/supervisory-board.htm).
412
Deutsche Bank
Annual Report 2024

The members of the Supervisory Board do not exercise functions on a management body of or perform advisory duties at major competitors. Material conflicts of interest involving a member of the Supervisory Board that are not merely temporary shall result in the termination of that member’s Supervisory Board mandate. The Supervisory Board has issued corresponding guidelines for the identification, handling, mitigation and documentation of potential conflicts of interest.
Members of the Supervisory Board may not, according to Section 25d of the German Banking Act (KWG), and shall not, according to the recommendations under C.4 and C.5 of the German Corporate Governance Code (GCGC), hold more than the allowed number of supervisory board mandates or mandates in supervisory bodies of companies which have similar requirements. A Supervisory Board member of Deutsche Bank AG may concurrently be a member of the supervisory body of a maximum of five companies (including Deutsche Bank AG). If a Supervisory Board member is also an executive director of a company, this Supervisory Board member may concurrently be a member of the supervisory body of a maximum of three companies (including Deutsche Bank AG). The decisive factors for determining if this is the case are the supervisory authority’s regulatory requirements in consideration of the local laws. Compliance with this statutory regulation is continually monitored by the regulatory authorities. In the event of directorship overboarding, the supervisory authorities may require that Deutsche Bank AG revoke a Supervisory Board member’s appointment and prohibit this Supervisory Board member from performing his or her work. In the preceding financial year, the requirements on the admissible number of concurrently performed supervisory board mandates were met.
With regard to the disclosure requirements under European Sustainability Reporting Standards (ESRS) 2 GOV-1 21. (e) and the definition specified therein for “independent board members”, 100% of the Supervisory Board members are independent within the meaning of the ESRS. In the preceding financial year, there were no former members of the Management Board on the Supervisory Board.
Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank AG has business relations with. Business transactions of Deutsche Bank AG with these companies were conducted under the same conditions as those between unrelated third parties. In the opinion of the Management Board and the Supervisory Board, these transactions did not affect the independence of the Supervisory Board members involved.
413
Deutsche Bank
Annual Report 2024

Supervisory Board Committee experts

Audit Committee Financial experts
The Supervisory Board determined that the following members of the Audit Committee are “Audit Committee Financial Experts” as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann and Frank Witter. These Audit Committee Financial Experts are “independent” of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934.
Furthermore, the Supervisory Board determined in accordance with Sections 107 (4) and 100 (5) of the Stock Corporation Act (AktG) and Section 25d (9) of the German Banking Act (KWG) that Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann and Frank Witter have expert knowledge in financial accounting and the auditing of financial statements.
Dr. Dagmar Valcárcel has expertise in the areas of accounting and auditing through her many years of experience as Chair of the Management Board of Andbank Asset Management Luxembourg S.A. and Barclays Vida y Pensiones, S.A.U. and through her current work as member of the Board of Directors of Antin Infrastructure Partners S.A. Dr. Theodor Weimer has expertise in the areas of accounting and auditing through his many years of experience as Chief Executive Officer of HypoVereinsbank / UniCredit AG and as a former member of the Audit Committee of ERGO Gruppe AG as well as through his work as Chairman of the Executive Board of Deutsche Börse AG. Professor Dr. Norbert Winkeljohann has expertise in the areas of accounting and auditing through his education and training as an auditor and his many years of experience as an auditor at various auditing firms and as Chairman of the Management Board of PwC Europe SE. Frank Witter has expertise in the areas of accounting and auditing through his many years of experience as Chief Financial Officer of Volkswagen AG and as Chairman of the Board of Management of Volkswagen Financial Services AG.
Compensation Control Committee Compensation experts
Pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. Based on the recommendation of the Compensation Control Committee, the Supervisory Board resolved to specify by name Dr. Dagmar Valcárcel, Alexander Wynaendts and Professor Dr. Norbert Winkeljohann as Compensation Control Committee Compensation Experts. All of them have expertise and professional experience in the field of risk management and risk controlling, in particular with regard to mechanisms to align the compensation systems to the company’s overall risk appetite and strategy and its capital base. They therefore fulfill the requirements of Section 25d (12) of the German Banking Act (KWG). Dr. Valcárcel has comprehensive legal experience with compensation frameworks, including reputational risks, from her time as, among other things, Head of the Legal Department of Barclays PLC for Western Europe. Based on their years of experience as Management Board Chairman and/or Chief Executive Officer, Alexander Wynaendts and Professor Dr. Norbert Winkeljohann have sufficient expertise and professional experience in the area of risk management and risk controlling.
414
Deutsche Bank
Annual Report 2024

Share ownership of Supervisory Board members
The individual members of the Supervisory Board held the following numbers of shares (and share awards under employee share plans):
Members of the Supervisory Board	Number of shares	Number of share awards
Alexander Wynaendts	6,866	0
Susanne Bleidt	0	0
Mayree Clark	109,444	0
Jan Duscheck	0	0
Manja Eifert	208	10
Claudia Fieber	401	10
Sigmar Gabriel	1,373	0
Florian Haggenmiller	0	0
Timo Heider	0	0
Frank Schulze	587	0
Gerlinde M. Siebert	5,478	7,097
Yngve Slyngstad	1,200	0
Stephan Szukalski	0	0
John Alexander Thain	100,000	0
Jürgen Tögel	1,161	10
Michele Trogni	15,000	0
Dr. Dagmar Valcárcel	1,602	0
Dr. Theodor Weimer	108,000	0
Professor Dr. Norbert Winkeljohann	4,150	0
Frank Witter	1,853	0
Total	357,323	7,127

1 Ms. Siebert has an entitlement to 7,097 shares as part of her deferred variable compensation as an employee. These share awards will be due for delivery in the years 2025 to 2027.
As of February 7, 2025, the members of the Supervisory Board held 357,323 shares, which is less than 0.02% of the shares issued as of that day.
The “Number of share awards” column in the table lists share awards granted under the Global Share Purchase Plan to Supervisory Board members who are employees of Deutsche Bank (“Matching Awards”), which are scheduled to be delivered to them on November 1, 2025, as well as Restricted Equity Awards (deferred share awards), which are granted to employees with deferred variable compensation. The Restricted Equity Awards are indicated with a footnote in the table, and further details on them as a compensation instrument are provided in the “Employee compensation report”.
The Compensation Report on the preceding financial year and the auditor’s report pursuant to Section 162 of the German Stock Corporation Act (AktG), the currently applicable compensation system pursuant to Section 87a (1) and (2) sentence 1 AktG as well as the last resolution on compensation pursuant to Section 113 (3) AktG are available from the website: www.db.com (under the Investor Relations headings “Reports and Events”, “Annual Reports”).
415
Deutsche Bank
Annual Report 2024

Standing Committees

The Supervisory Board has established the following nine standing committees: Chairman’s Committee, Nomination Committee, Audit Committee, Risk Committee, Regulatory Oversight Committee, Compensation Control Committee, Strategy and Sustainability Committee, Technology, Data and Innovation Committee and Mediation Committee. To the extent required, the committees coordinate their work and consult each other on an ad hoc basis. The committee chairpersons report regularly to the Supervisory Board on the work of the committees. The Report of the Supervisory Board provides information on the concrete work of the committees over the preceding year. Please see below details relating to Deutsche Bank’s Audit Committee and Compensation Control Committee, including the names of committee members and a summary of the terms of reference under which the committee operates.
416
Deutsche Bank
Annual Report 2024

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
417
Deutsche Bank
Annual Report 2024

The current members of the Audit Committee are Frank Witter (Chairman), Susanne Bleidt, Manja Eifert, Claudia Fieber, Gerlinde Siebert, Dr. Dagmar Valcárcel, Dr. Theodor Weimer and Professor Dr. Norbert Winkeljohann.
Compensation Control Committee: It supports the Supervisory Board in the appropriate structuring of the compensation systems for the members of the Management Board. It also monitors the appropriate structure of the compensation systems for the Management Board members and employees and, in particular, the appropriate structure of the compensation for the Head of the compliance function, for the Anti-Money Laundering Officer and for the employees who have a material influence on the bank's overall risk profile. Furthermore it reviews at least once a year the use and effectiveness of measures specifically available in the compensation system in connection with breaches of authorities’ regulations and the company’s own in-house policies (consequence management). The Compensation Control Committee supports the Supervisory Board in monitoring the process to identify Group risk takers in accordance with Section 27 (2) sentence 1 of the Remuneration Ordinance for Institutions (InstitutsVergV) as well as the appropriate structure of the compensation systems for the company’s employees. It monitors if the compensation systems of employees in control functions are in accordance with the Remuneration Ordinance for Institutions (InstitutsVergV) requirements. The Committee assesses the effects of the compensation systems on risk, capital and liquidity management, while ensuring that the compensation systems are aligned to the business strategy focused on the banks sustainable development, to the risk strategies derived from this and to the compensation strategies at the company and Group levels. It prepares the Supervisory Board’s resolutions on the compensation of the Management Board, considering, in particular, the effects of the resolutions on the company’s risks and risk management. The long-term interests of shareholders, investors and other stakeholders as well as the public interest are also taken into account. It also prepares the Supervisory Board's resolutions on setting the total amount of variable compensation for the members of the Management Board in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Remuneration Ordinance for Institutions (InstitutsVergV) and on setting the appropriate compensation parameters, targets for contributions to performance, payment and deferral periods as well as the conditions for a full forfeiture or partial reduction of variable compensation. It also checks regularly, at least annually, whether the adopted specifications are still appropriate. A remediation plan shall be developed promptly for any identified deficiencies. Furthermore, it checks, as part of its support to the Supervisory Board in monitoring the appropriate structure of the compensation systems for employees, regularly, but at least annually, in particular, whether the total amount of variable compensation has been set in accordance with Section 45 (2) sentence 1 No. 5a of the German Banking Act (KWG) in consideration of Section 7 of the Remuneration Ordinance for Institutions (InstitutsVergV) and whether the specified principles to assess the compensation parameters, contributions to performance as well as the payment and deferral periods, including the conditions for a full forfeiture or partial reduction of the variable compensation, are appropriate. In addition, it supports the Supervisory Board in monitoring whether the internal controls and other relevant areas are properly involved in the structuring of the compensation systems. The Committee is authorized to obtain, via its Chairperson, information relating to the Committee tasks from the Head of Group Audit and from the heads of the organizational units responsible for structuring the compensation systems. Furthermore the committee supports the Supervisory Board in producing the proposals for resolutions on the structuring of variable and fixed compensation in accordance with section 25a (5) sentence 6 of the German Banking Act (KWG).
The current members of the Compensation Control Committee are Professor Dr. Norbert Winkeljohann (Chairman), Jan Duscheck, Timo Heider, Jürgen Tögel, Dr. Dagmar Valcárcel, and Alexander Wynaendts.
Please see section “Supervisory Board: Members of the Supervisory Board and its committees” for current members of the remaining seven committees. The tasks and further details of all standing committees are regulated in separate Terms of Reference. The current versions are available on the Deutsche Bank website (www.db.com/ir/en/documents.htm).
Share Plans
For information on the employee share programs, please refer to the additional Note 33 “Employee Benefits” to the Consolidated Financial Statements.
Related Party Transactions
For information on related party transactions please refer to Note 36 “Related party transactions“.
418
Deutsche Bank
Annual Report 2024

Value and leadership principles of Deutsche Bank AG and Deutsche Bank Group

Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial Officers
Deutsche Bank Group’s Code of Conduct sets out Deutsche Banks’s purpose, values and beliefs and minimum standards of conduct that the bank expects all members of the Management Board and employees to follow. These values and standards govern employee interactions with the bank’s clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. In addition, the Code forms the cornerstone of the bank’s policies, which provide guidance on compliance with applicable laws and regulations.
In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the bank adopted a Code of Ethics for Senior Financial Officers of Deutsche Bank AG and Deutsche Bank Group with special obligations that apply to the “Senior Financial Officers”, which currently consist of Deutsche Bank’s Chairman of the Management Board and the Chief Financial Officer as well as certain other Senior Financial Officers. There were no amendments or waivers to this Code of Ethics in 2024.
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
419
Deutsche Bank
Annual Report 2024

Principal accountant fees and services

In accordance with German law, Deutsche Bank’s principal accountant is appointed at the Annual General Meeting based on a recommendation of Deutsche Bank’s Supervisory Board. The Audit Committee of the Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (EY) was the bank’s principal accountant for the 2023 and 2024 fiscal years, respectively.
The tables set forth below contain the aggregate fees billed for each of the last two fiscal years by EY in each of the following categories: (1) Audit fees include fees for professional services for the audit of Deutsche Bank’s annual financial statements and consolidated financial statements and do not include audit fees for DWS and its subsidiaries that are not audited by EY, (2) Audit-related fees include fees for other assurance services required by law or regulations, in particular for financial service specific attestation, for quarterly reviews, for mergers and acquisition audits, as well as fees for voluntary assurance services, like voluntary audits for internal management purposes and the issuance of comfort letters, (3) Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to tax planning initiatives and assistance with assessing compliance with tax regulations, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).
Fees billed by EY
Fee category in € m.		2024	2023
Audit fees		69	66
Audit-related fees		10	12
Tax-related fees		0	0
All other fees		1	0
Total fees	[1]	80	78

Under SEC regulations, the principal accountant fees are required to be presented as follows: audit fees were € 72 million in 2024 compared to € 68 million in 2023, audit-related fees were € 7 million in 2024 compared to € 10 million in 2023, tax-related fees were € 0 in 2024 and 2023, and all other fees were € 1 million in 2024 compared to € 0 million in 2023.
United States law and regulations generally require that all engagements of Deutsche Bank’s principal accountant be pre-approved by the Audit Committee of the Bank’s Supervisory Board or pursuant to policies and procedures adopted by it. The Audit Committee has designated a list of pre-approved audit, audit-related and tax services that it has authorized the Finance Chief Accounting Office to engage Deutsche Bank’s principal accountant to perform if the estimated costs are less than or equal to € 1 million. The Audit Committee has also designated a list of pre-approved audit services that it has authorized the Finance Chief Accounting Office to engage Deutsche Bank’s principal accountant to perform with estimated costs in excess of € 1 million. All engagement requests for audit, audit-related and tax services that are not on the pre-approved list of specified services must be approved by the Audit Committee. The Finance Chief Accounting Office periodically reports the engagements approved by it to the Audit Committee. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues the bank paid to the principal accountant, if such engagements were not recognized by the bank at the time of engagement and were promptly brought to the attention of the bank’s Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2023 and 2024, the percentage of the total amount of revenues Deutsche Bank paid to its principal accountant for non-audit services that was subject to such a waiver was less than 5 % for each year.
420
Deutsche Bank
Annual Report 2024

5-Supplementary Information (Unaudited)

422	Non-GAAP financial measures
429	Declaration of Backing
430	Group Five-Year Record
432	Imprints – Publications
421
Deutsche Bank
Annual Report 2024

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
Profit (loss) attributable to Deutsche Bank shareholders after profit (loss) attributable to additional equity components (AT1 coupon) for the segments is a Non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon), which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate, which was 33% for the full year 2024, 19% for 2023 and (2)% for 2022. For the segments, the applied tax rate was 28% for all reported periods in 2024, 2023 and 2022.
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
The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.
The reconciliation of the aforementioned ratios is set forth in the table below:
	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,075	3,343	1,231	632	(577)	6,703
Profit (loss)	1,494	2,407	886	455	(761)	4,481
Profit (loss) attributable to noncontrolling interests	0	0	0	0	139	139
Profit (loss) attributable to DB shareholders and additional equity components	1,494	2,407	886	455	(900)	4,342
Profit (loss) attributable to additional equity components	125	264	159	27	93	668
Profit (loss) attributable to Deutsche Bank shareholders	1,369	2,143	727	428	(993)	3,674

Average allocated shareholders' equity[1]	11,682	23,672	13,990	5,329	11,679	66,353
Deduct: Average allocated goodwill and other intangible assets[1,2]	776	804	101	2,957	2,112	6,750
Average allocated tangible shareholders' equity[1]	10,906	22,868	13,889	2,372	9,568	59,603
Post-tax return on average shareholders’ equity[1]	11.7%	9.1%	5.2%	8.0%	N/M	5.5%
Post-tax return on average tangible shareholders’ equity[1]	12.6%	9.4%	5.2%	18.0%	N/M	6.2%

N/M – Not meaningful
1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 4 - Business segments and related information” of this report
2 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
422
Deutsche Bank
Annual Report 2024

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,804	1,879	1,058	396	1,817	7,955
Profit (loss)	2,019	1,353	761	285	2,033	6,452
Profit (loss) attributable to noncontrolling interests	0	0	0	0	119	119
Profit (loss) attributable to DB shareholders and additional equity components	2,019	1,353	761	285	1,913	6,332
Profit (loss) attributable to additional equity components	107	226	123	22	83	560
Profit (loss) attributable to Deutsche Bank shareholders	1,912	1,127	639	264	1,831	5,772

Average allocated shareholders' equity[1]	11,547	23,544	13,219	5,157	9,681	63,149
Deduct: Average allocated goodwill and other intangible assets[1,2]	812	736	826	2,959	1,101	6,434
Average allocated tangible shareholders' equity[1]	10,735	22,808	12,393	2,199	8,581	56,716
Post-tax return on average shareholders’ equity[1]	16.6%	4.8%	4.8%	5.1%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[1]	17.8%	4.9%	5.2%	12.0%	N/M	10.2%

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 4 - Business segments and related information” of this report
2 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	1,816	3,228	1,705	585	(1,886)	5,447
Profit (loss)	1,307	2,324	1,228	421	274	5,554
Profit (loss) attributable to noncontrolling interests	0	0	0	0	134	134
Profit (loss) attributable to DB shareholders and additional equity components	1,307	2,324	1,228	421	140	5,420
Profit (loss) attributable to additional equity components	104	234	115	22	26	500
Profit (loss) attributable to Deutsche Bank shareholders	1,203	2,090	1,112	399	114	4,919

Average allocated shareholders' equity[1]	11,668	22,478	12,945	5,437	7,580	60,109
Deduct: Average allocated goodwill and other intangible assets[1,2]	779	681	850	3,093	925	6,328
Average allocated tangible shareholders' equity[1]	10,889	21,797	12,095	2,344	6,655	53,780
Post-tax return on average shareholders’ equity[1]	10.3%	9.3%	8.6%	7.3%	N/M	8.2%
Post-tax return on average tangible shareholders’ equity[1]	11.1%	9.6%	9.2%	17.0%	N/M	9.1%

N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 4 - Business segments and related information” of this report
2 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
423
Deutsche Bank
Annual Report 2024

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
	2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	7,506	10,558	9,386	2,649	1,406	31,504
DVA	0	30	0	0	6	37
Sal. Oppenheim workout - International Private Bank	0	0	0	0	0	0
Gain on sale Financial Advisors business Italy – International Private Bank	0	0	0	0	0	0
Total Specific revenue items	0	30	0	0	6	37
Revenues excluding specific items	7,506	10,588	9,386	2,649	1,412	31,541

	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	7,718	9,160	9,571	2,383	2,324	31,155
DVA	0	47	0	0	(5)	42
Sal. Oppenheim workout - International Private Bank	0	0	0	0	0	0
Gain on sale Financial Advisors business Italy – International Private Bank	0	0	0	0	0	0
Total Specific revenue items	0	47	0	0	(5)	42
Revenues excluding specific items	7,718	9,207	9,571	2,383	2,319	31,198

Prior year’s comparatives aligned to presentation in the current year
	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	6,337	10,016	9,152	2,608	(1,050)	27,063
DVA	0	(49)	0	0	6	(43)
Sal. Oppenheim workout - International Private Bank	0	0	(125)	0	0	(125)
Gain on sale Financial Advisors business Italy – International Private Bank[1]	0	0	(305)	0	0	(305)
Total Specific revenue items	0	(49)	(430)	0	6	(473)
Revenues excluding specific items	6,337	9,968	8,721	2,608	(1,044)	26,590

Prior year’s comparatives aligned to presentation in the current year
1 Gain on sale of € 312 million, net of transaction-related fees of € 6 million
424
Deutsche Bank
Annual Report 2024

Net interest income in the key banking book segments
Net interest income in the key banking book segments is a Non-GAAP financial measure for which the most directly comparable IFRS financial measure is net interest income. Key banking book segments are defined as the Group’s business segments for which net interest income from banking book activities represent a material part of the overall revenue. Net interest income in the key banking book segments is calculated as the Group’s total net interest income excluding other funding effects (e.g., centrally held funding costs) and impacts driven by accounting asymmetry in the recognition of the Group’s trading book and related hedging activities. The Group believes that a presentation of net interest income in the key banking book segments provides a more meaningful depiction of the net interest income associated with the Group’s operating businesses.
The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.
in € m. (unless stated otherwise)	2024	2023	2022

Group
Net interest income	15,161	16,122	13,983
Key banking book segments and other funding effects[1]	13,255	13,138	10,962
Key banking book segments	13,471	13,875	11,455
Other funding effects[1]	(216)	(737)	(493)
Accounting asymmetry driven[2]	1,905	2,984	3,021
Average interest earning assets[3] (in € bn)	1,002	978	987
Net interest margin[4]	1.5%	1.6%	1.4%

Key banking book segments
Corporate Bank
Net interest income	4,960	5,115	3,628
Average interest earning assets[3] (in € bn)	126	125	131
Net interest margin[4]	3.9%	4.1%	2.8%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	2,724	2,604	2,606
Average interest earning assets[3] (in € bn)	96	93	96
Net interest margin[4]	2.8%	2.8%	2.7%

Private Bank
Net interest income	5,786	6,156	5,222
Average interest earning assets[3] (in € bn)	262	265	268
Net interest margin[4]	2.2%	2.3%	2.0%

Total Key banking book segments
Net interest income	13,471	13,875	11,455
Average interest earning assets[3] (in € bn)	484	483	494
Net interest margin[4]	2.8%	2.9%	2.3%

1 Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other
2 Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury other than held in the key banking book segments
3 Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year
4 For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results
425
Deutsche Bank
Annual Report 2024

Adjusted costs/nonoperating costs
Adjusted costs is one of the Group’s key performance indicators and is a Non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses.
	2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	5,084	6,661	7,304	1,823	2,099	22,971
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	376	126	28	13	1,491	2,035
Restructuring and severance	103	101	301	24	1	529
Total nonoperating costs	479	227	330	37	1,491	2,564
Adjusted costs	4,605	6,434	6,974	1,786	608	20,407

	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,648	6,847	7,730	1,825	646	21,695
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Litigation charges, net	53	147	123	26	(37)	311
Restructuring and severance	76	87	346	34	23	566
Total nonoperating costs	129	468	468	59	(14)	1,110
Adjusted costs	4,519	6,379	7,261	1,765	661	20,585

Prior year’s comparatives aligned to presentation in the current year
	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,187	6,455	6,863	1,850	1,035	20,390
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Litigation charges, net	23	166	(60)	24	261	413
Restructuring and severance	(7)	43	(87)	37	6	(8)
Total nonoperating costs	16	209	(147)	129	267	474
Adjusted costs	4,170	6,246	7,011	1,722	767	19,916

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
426
Deutsche Bank
Annual Report 2024

Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.
in € b. (unless stated otherwise)	2024	2023	2022
Total assets	1,391	1,317	1,344
Deduct: Derivatives (incl. hedging derivatives) credit line netting	230	196	228
Deduct: Derivatives cash collateral received / paid	59	56	70
Deduct: Securities Financing Transactions credit line netting	2	2	2
Deduct: Pending settlements netting	13	29	17
Net assets (adjusted)	1,087	1,034	1,026

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
Tangible Book Value
in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	68,709	65,999	61,772	2,711	4	4,227	7
Goodwill and other intangible assets[1]	(6,962)	(6,573)	(6,327)	(389)	6	(246)	4
Tangible shareholders’ equity (Tangible book value)	61,747	59,426	55,445	2,321	4	3,981	7

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS
Basic Shares Outstanding
in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Number of shares	1,994.7	2,040.2	2,066.8	(45.5)	(2.2)	(26.5)	(1.3)
Shares outstanding:
Treasury shares	(49.6)	(48.2)	(28.9)	(1.4)	2.9	(19.3)	66.6
Vested share awards	38.5	46.3	45.6	(7.8)	(16.9)	0.8	1.7
Basic shares outstanding	1,983.6	2,038.4	2,083.4	(54.8)	(2.7)	(45.0)	(2.2)

Book value per basic share outstanding in €	34.64	32.38	29.65	2.26	7.0	2.73	9.2
Tangible book value per basic share outstanding in €	31.13	29.15	26.61	1.98	6.8	2.54	9.5

427
Deutsche Bank
Annual Report 2024

CRR/CRD Regulatory measures

The Group’s regulatory assets, exposures, risk-weighted assets, capital and ratios are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.
For the comparative periods until year end 2021 certain figures are based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such fully loaded figures are calculated excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year end 2022 and 2023. Measures calculated pursuant to the Group’s fully loaded methodology are non-GAAP financial measures.
Starting with the third quarter 2024, Deutsche Bank adopted the transitional arrangements in relation to the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR. As per CRR the transitional rule as per Article 468 CRR applies until year-end 2025. The impact of this implementation is presented in section “Key risk metrics”.
428
Deutsche Bank
Annual Report 2024

Declaration of Backing

[Page intentionally left blank for SEC filing purposes]
429
Deutsche Bank
Annual Report 2024

Group Five-Year Record

[Page intentionally left blank for SEC filing purposes]
430
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
431
Deutsche Bank
Annual Report 2024

Imprints – Publications

[Page intentionally left blank for SEC filing purposes]
432
Deutsche Bank
Annual Report 2024

[Page intentionally left blank for SEC filing purposes]
433
Deutsche Bank
Annual Report 2024 on Form 20-F

Supplemental Financial Information (Unaudited)

Information required by subpart 1400 of SEC Regulation S-K
Amounts for 2024, 2023 and 2022 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.
Financial condition
Average balance sheet based upon month-end balances
Average balance sheet and interest and similar income	2024			2023			2022
in € m. (unless stated otherwise)	Average balance	Interest and similar income	Average yield/rate	Average balance	Interest and similar income	Average yield/rate	Average balance	Interest and similar income	Average yield/rate
Assets:[1]
Interest-earning deposits with banks:[2,4]
In German offices	58,807	2,725	4.63%	76,885	2,723	3.54%	85,923	251	0.29%
In Non-German offices	85,074	4,964	5.83%	87,356	4,915	5.63%	86,204	1,852	2.15%
Total interest-earning deposits with banks	143,880	7,689	5.34%	164,241	7,638	4.65%	172,127	2,104	1.22%
Central bank funds sold:[5]
In German offices	0	0	N/M	0	0	N/M	0	0	N/M
In Non-German offices	0	1	N/M	0	1	N/M	0	1	N/M
Total central bank funds sold	0	1	N/M	0	1	N/M	0	1	N/M
Securities purchased under resale agreements:[4,5]
In German offices	14,462	895	6.19%	5,212	389	7.46%	3,116	112	3.59%
In Non-German offices	10,976	1,040	9.48%	6,864	679	9.90%	6,239	392	6.28%
Total securities purchased under resale agreements	25,438	1,935	7.61%	12,076	1,068	8.85%	9,355	504	5.38%
Securities borrowed:[4]
In German offices	32	3	8.22%	73	2	3.04%	119	2	1.99%
In Non-German offices	16	0	N/M	2	3	N/M	0	48	N/M
Total securities borrowed	49	3	5.44%	75	5	6.98%	119	51	42.33%
Interest-earning financial assets at fair value through profit or loss:[4]
In German offices	65,667	2,003	3.05%	61,225	1,475	2.41%	58,722	477	0.81%
In Non-German offices	186,580	10,402	5.58%	155,018	8,005	5.16%	146,147	3,852	2.64%
Total interest-earning financial assets at fair value through profit or loss	252,247	12,405	4.92%	216,243	9,480	4.38%	204,869	4,328	2.11%
Financial assets at fair value through OCI:[4]
In German offices	3,866	81	2.10%	3,754	73	1.94%	3,043	38	1.25%
In Non-German offices	35,778	1,359	3.80%	27,568	1,027	3.72%	29,781	761	2.56%
Total financial assets at fair value through OCI	39,644	1,440	3.63%	31,322	1,100	3.51%	32,825	799	2.43%
Loans at amortized cost:[3,4]
In German offices	255,185	7,757	3.04%	262,486	7,271	2.77%	260,928	5,446	2.09%
In Non-German offices	229,014	15,573	6.80%	227,552	14,760	6.49%	232,658	8,793	3.78%
Total loans	484,199	23,330	4.80%	490,038	22,032	4.50%	493,587	14,239	2.88%
Total other interest-earning assets[4]	56,237	2,127	3.78%	63,629	2,066	3.25%	74,242	1,005	1.35%
Total interest-earning assets	1,001,695	48,928	4.88%	977,624	43,389	4.44%	987,124	23,030	2.33%
Cash and due from banks	20,526			17,188			18,515
Noninterest-earning financial assets at fair value through profit or loss:
In German offices	114,121			131,000			153,294
In Non-German offices	133,943			139,411			170,096
All other assets	105,303			92,682			88,383
Allowance for credit losses	(5,544)			(5,170)			(5,029)
Total assets	1,370,042			1,352,734			1,412,384
% of assets attributable to Non-German offices	45%			44%			49%

S-1
Deutsche Bank
Annual Report 2024 on Form 20-F

Average balance sheet and interest expense	2024			2023			2022
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:[1]
Interest-bearing deposits:[4]
In German offices:
Time deposits	112,564	4,393	3.90%	105,401	3,717	3.53%	80,142	995	1.24%
Savings deposits	87,437	1,175	1.34%	81,730	624	0.76%	85,360	254	0.30%
Demand deposits	96,261	2,635	2.74%	68,340	1,604	2.35%	70,200	(83)	(0.12) %
Total in German offices	296,261	8,203	2.77%	255,472	5,945	2.33%	235,702	1,165	0.49%
In Non-German offices:
Time deposits	89,683	4,009	4.47%	66,861	3,156	4.72%	55,530	1,488	2.68%
Savings deposits	1,330	104	7.82%	1,475	86	5.85%	1,823	49	2.70%
Demand deposits	82,735	2,091	2.53%	78,820	1,445	1.83%	91,542	619	0.68%
Total in Non-German offices	173,748	6,204	3.57%	147,156	4,688	3.19%	148,895	2,157	1.45%
Total interest-bearing deposits	470,010	14,407	3.07%	402,628	10,632	2.64%	384,598	3,322	0.86%
Central bank funds purchased:[5]
In German offices	0	0	0.00%	0	0	0.00%	0	0	0.00%
In Non-German offices	303	40	13.06%	578	39	6.71%	0	12	0.00%
Total central bank funds purchased	303	40	13.06%	578	39	6.71%	0	12	0.00%
Securities sold under repurchase agreements:[4,5]
In German offices	2,236	424	18.95%	998	169	16.98%	274	97	35.24%
In Non-German offices	466	245	52.56%	340	180	52.84%	808	195	24.14%
Total securities sold under repurchase agreements	2,702	669	24.74%	1,338	349	26.10%	1,082	292	26.95%
Securities loaned:[4]
In German offices	0	0	N/M	3	0	N/M	1	0	(4.76) %
In Non-German offices	5	5	N/M	6	13	N/M	16	14	87.36%
Total securities loaned	5	5	N/M	10	13	N/M	17	14	82.39%
Interest-bearing financial liabilities at fair value through profit or loss:[4]
In German offices	47,341	1,723	3.64%	40,832	1,004	2.46%	39,620	529	1.34%
In Non-German offices	99,360	6,726	6.77%	99,399	5,937	5.97%	87,295	1,939	2.22%
Total interest-bearing financial liabilities at fair value through profit or loss	146,702	8,449	5.76%	140,231	6,941	4.95%	126,914	2,468	1.94%
Commercial paper:[5]
In German offices	1,369	62	4.57%	1,870	83	4.42%	1,286	8	0.64%
In Non-German offices	2,776	128	4.61%	1,236	61	4.96%	531	6	1.15%
Total commercial paper	4,145	191	4.60%	3,106	144	4.63%	1,817	14	0.79%
Other short-term borrowings:[4]
In German offices	1,449	72	4.99%	1,073	30	2.79%	713	13	1.83%
In Non-German offices	3,673	127	3.46%	2,817	136	4.82%	2,398	83	3.48%
Total other short-term borrowings	5,122	199	3.89%	3,890	166	4.26%	3,111	97	3.10%
Long-term debt and trust preferred securities:[4]
In German offices	86,734	4,593	5.30%	89,391	3,885	4.35%	104,507	1,213	1.16%
In Non-German offices	27,937	2,189	7.83%	35,405	2,280	6.44%	39,427	876	2.22%
Total long-term debt and trust preferred securities	114,671	6,781	5.91%	124,796	6,165	4.94%	143,934	2,090	1.45%
Total other interest-bearing liabilities[4]	53,525	3,028	5.66%	59,379	2,819	4.75%	65,793	739	1.12%
Total interest-bearing liabilities	797,184	33,768	4.24%	735,956	27,267	3.71%	727,265	9,047	1.24%

S-2
Deutsche Bank
Annual Report 2024 on Form 20-F

Average balance sheet and interest expense	2024			2023			2022
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Noninterest-bearing deposits:
In German offices	152,658			188,312			205,775
In Non-German offices	21,590			23,859			32,361
Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	98,482			112,497			135,751
In Non-German offices	135,405			142,339			171,287
All other noninterest-bearing liabilities	87,082			76,282			70,097
Total shareholders’ equity	66,353			63,149			60,109
Additional equity components	9,603			8,563			7,944
Noncontrolling interests	1,684			1,778			1,795
Total equity	77,641			73,490			69,848
Total liabilities and equity	1,370,042			1,352,734			1,412,384
% of liabilities attributable to Non-German offices	42%			41%			42%
Rate spread	0.65%			0.73%			1.09%
Net interest margin (Net interest income to total interest-earning assets):
In German offices	(0.39) %			0.21%			0.85%
In Non-German offices	2.90%			2.81%			1.87%
Total	1.51%			1.65%			1.42%

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
S-3
Deutsche Bank
Annual Report 2024 on Form 20-F

Analysis of changes in interest and similar income and interest expense

	2024 over 2023 due to changes in¹			2023 over 2022 due to changes in¹
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:
Interest-earning deposits with banks:
German offices	2	(726)	727	2,472	(29)	2,501
Non-German offices	49	(130)	179	3,062	25	3,037
Total interest-earning deposits with banks	51	(856)	907	5,534	(4)	5,538
Central bank funds sold:
German offices	0	0	0	0	0	0
Non-German offices	0	0	0	0	0	0
Total central bank funds sold	0	0	0	0	0	0
Securities purchased under resale agreements:
German offices	506	583	(77)	277	106	170
Non-German offices	361	391	(30)	288	43	245
Total securities purchased under resale agreements	867	973	(107)	565	149	416
Securities borrowed:
German offices	0	(2)	2	0	(1)	1
Non-German offices	(3)	3	(6)	(45)	48	(93)
Total securities borrowed	(3)	1	(3)	(45)	46	(92)
Financial assets at fair value through profit or loss:
German offices	528	113	415	998	21	977
Non-German offices	2,397	1,723	674	4,153	247	3,906
Total financial assets at fair value through profit or loss	2,926	1,836	1,089	5,151	268	4,883
Financial assets at fair value through OCI:
German offices	8	2	6	35	10	25
Non-German offices	332	311	21	266	(60)	326
Total financial assets at fair value through OCI	341	314	27	301	(50)	350
Loans at amortized cost:
German offices	485	(207)	692	1,825	33	1,793
Non-German offices	813	95	717	5,968	(197)	6,165
Total loans	1,298	(111)	1,409	7,793	(164)	7,957
Other interest-earning assets	60	(268)	329	1,061	(138)	1,199
Total interest and similar income	5,539	1,889	3,650	20,360	107	20,252
Interest expense:
Interest-bearing deposits:
German offices	2,258	1,031	1,227	4,779	106	4,674
Non-German offices	1,516	908	608	2,531	(25)	2,557
Total interest-bearing deposits	3,775	1,940	1,835	7,310	80	7,230
Central bank funds purchased:
German offices	0	0	0	0	0	0
Non-German offices	1	(24)	25	26	0	26
Total central bank funds purchased agreements	1	(24)	25	26	0	26
Securities sold under repurchase agreements:
German offices	254	233	22	73	145	(72)
Non-German offices	65	66	(1)	(15)	(157)	142
Total securities sold under repurchase agreements	319	299	21	58	(12)	70
Securities loaned:
German offices	0	0	0	0	0	0
Non-German offices	(8)	(2)	(6)	(1)	(11)	10
Total securities loaned	(8)	(2)	(6)	(1)	(11)	10
Financial liabilities at fair value through profit or loss:
German offices	719	179	540	475	17	458
Non-German offices	789	(2)	791	3,998	303	3,694
Total financial liabilities at fair value through profit or loss	1,508	177	1,331	4,473	320	4,153
Commercial paper:
German offices	(20)	(23)	3	74	5	69
Non-German offices	67	71	(5)	55	16	39
Total commercial paper	47	49	(2)	130	21	108
Other short-term borrowings:
German offices	42	13	29	17	8	9
Non-German offices	(9)	35	(44)	52	16	36
Total other short-term borrowings	34	48	(15)	69	25	45
Long-term debt and trust preferred securities:
German offices	708	(119)	826	2,672	(200)	2,871
Non-German offices	(91)	(532)	441	1,404	(98)	1,502
Total long-term debt and trust preferred securities	616	(651)	1,267	4,076	(298)	4,373
Other interest-bearing liabilities	209	(296)	505	2,080	(86)	2,166
S-4
Deutsche Bank
Annual Report 2024 on Form 20-F

	2024 over 2023 due to changes in¹			2023 over 2022 due to changes in¹
Total interest expense	6,500	1,540	4,961	18,220	39	18,182
Net change in net interest income	(961)	349	(1,310)	2,139	69	2,071

1 Changes due to combination of volume and rate are allocated proportionally.
Investment portfolio
The Group’s total investment portfolio as of December 31, 2024, was € 55.9 billion (debt securities at fair value through other comprehensive income € 34.2 billion and debt securities at amortized cost € 21.6 billion).
The following table presents the approximate weighted-average yields (based on amortized cost) by maturity distribution of the Group’s investment portfolio as of December 31, 2024:
	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	193	5.0%	132	1.8%	1,156	1.3%	774	2.7%	2,256	2.1%
U.S. Treasury and U.S. government agencies	590	1.3%	4,230	1.4%	10,672	2.2%	714	2.7%	16,206	2.0%
U.S. local (municipal) governments	8	6.6%	94	6.6%	0	0.0%	753	5.9%	855	5.9%
Other foreign governments	4,831	4.0%	7,413	3.9%	13,887	2.2%	1,554	2.7%	27,684	2.9%
Corporates	320	3.5%	1,002	5.5%	154	1.6%	7	3.6%	1,483	4.6%
Other asset-backed securities	0	0.0%	0	0.0%	152	4.8%	0	0.0%	152	4.8%
Mortgage-backed securities, including obligations of U.S. federal agencies	2,207	6.2%	468	4.7%	554	5.0%	483	4.8%	3,712	5.6%
Other debt securities	735	1.1%	1,048	5.7%	144	2.6%	1,599	4.3%	3,526	4.0%

S-5
Deutsche Bank
Annual Report 2024 on Form 20-F

Loan Portfolio
Analysis of maturities of the Group’s loan portfolio (excluding lease financing)
Dec 31, 2024 in € m.	Within 1 year	After 1 but within 5 years	After 5 but within 15 years	After 15 years	Total
German:
Agriculture, forestry and fishing	31	26	86	45	188
Mining and quarrying	7	12	13	1	32
Manufacturing	4,874	2,813	985	232	8,904
Electricity, gas, steam and air conditioning supply	313	140	430	134	1,017
Water supply, sewerage, waste management and remediation activities	89	69	120	35	312
Construction	341	190	430	316	1,277
Wholesale and retail trade, repair of motor vehicles and motorcycles	4,426	1,075	702	385	6,587
Transport and storage	396	269	356	58	1,078
Accommodation and food service activities	58	233	339	126	755
Information and communication	389	428	101	143	1,061
Financial and insurance activities	2,352	5,719	2,004	975	11,050
Real estate activities	1,240	1,679	2,942	4,009	9,869
Professional, scientific and technical activities	611	745	1,358	1,490	4,204
Administrative and support service activities	467	467	354	461	1,750
Public administration and defense, compulsory social security	290	87	152	16	544
Education	12	22	29	39	103
Human health services and social work activities	205	353	1,173	610	2,341
Arts, entertainment and recreation	409	33	74	99	615
Other service activities	893	1,063	1,087	143	3,186
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	9,983	19,824	52,980	84,328	167,116
Activities of extraterritorial organizations and bodies	0	0	0	0	0
Total German	27,384	35,247	65,714	93,644	221,989
Non-German:
Agriculture, forestry and fishing	70	49	23	5	148
Mining and quarrying	3,199	1,009	99	2	4,309
Manufacturing	12,653	5,406	1,270	54	19,383
Electricity, gas, steam and air conditioning supply	1,434	1,621	826	119	3,999
Water supply, sewerage, waste management and remediation activities	68	189	24	3	284
Construction	1,319	1,407	413	185	3,323
Wholesale and retail trade, repair of motor vehicles and motorcycles	12,128	2,358	795	582	15,863
Transport and storage	1,703	1,850	648	32	4,234
Accommodation and food service activities	730	887	339	36	1,993
Information and communication	3,548	4,909	383	38	8,878
Financial and insurance activities	51,550	59,865	9,018	1,864	122,297
Real estate activities	16,899	21,054	3,421	292	41,665
Professional, scientific and technical activities	1,174	678	369	197	2,418
Administrative and support service activities	1,811	5,255	632	33	7,732
Public administration and defense, compulsory social security	1,455	1,190	3,014	33	5,691
Education	50	124	22	14	210
Human health services and social work activities	370	1,164	138	157	1,828
Arts, entertainment and recreation	75	110	25	14	224
Other service activities	1,734	1,380	837	202	4,153
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	8,503	9,945	9,966	8,752	37,167
Activities of extraterritorial organizations and bodies	17	5	0	0	22
Total Non-German	120,492	120,454	32,261	12,614	285,822
Gross loans	147,876	155,702	97,975	106,258	507,810
(Deferred expense)/unearned income	73	278	764	237	1,352
Loans less (deferred expense)/unearned income	147,803	155,424	97,211	106,021	506,459

Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date
Dec 31,2024 in € m.	Within 1 years	After one but within 5 years	After 5 but within 15 years	After 15 years	Total
Fixed rate loans	44,349	45,670	79,275	96,017	265,311
Floating or adjustable rate loans	103,527	110,032	18,701	10,241	242,500
Total	147,876	155,702	97,975	106,258	507,810

S-6
Deutsche Bank
Annual Report 2024 on Form 20-F

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
Loans at amortized Cost by Industry type
	Dec 31, 2024
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	336	6	0	1.77%	0.04%
Mining and quarrying	1,885	11	(0)	0.57%	(0.00%)
Manufacturing	26,634	596	49	2.24%	0.18%
Electricity, gas, steam and air conditioning supply	4,346	92	(0)	2.11%	(0.00%)
Water supply, sewerage, waste management and remediation activities	595	4	0	0.69%	0.06%
Construction	4,330	105	(59)	2.43%	(1.37%)
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,405	375	86	1.75%	0.45%
Transport and storage	4,766	52	9	1.09%	0.18%
Accommodation and food service activities	2,665	32	5	1.22%	0.26%
Information and communication	8,930	79	128	0.89%	1.56%
Financial and insurance activities	126,640	853	29	0.67%	0.03%
Real estate activities	49,859	664	168	1.33%	0.36%
Professional, scientific and technical activities	6,276	104	20	1.66%	0.31%
Administrative and support service activities	8,921	61	41	0.68%	0.48%
Public administration and defense, compulsory social security	5,740	39	(0)	0.68%	(0.01%)
Education	295	3	0	0.91%	0.10%
Human health services and social work activities	4,130	29	0	0.70%	0.01%
Arts, entertainment and recreation	820	6	0	0.74%	0.04%
Other service activities	6,213	101	50	1.63%	0.26%
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	204,788	2,457	495	1.20%	0.24%
Activities of extraterritorial organizations and bodies	5	0	(0)	2.70%	(0.04%)
Total	489,579	5,668	1,072	1.16%	0.22%

1 Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Loan at Amortized Cost exposure increased by € 5 billion or 1 % in 2024 compared to 2023 driven by Investment Bank partly offset by Private Bank.
Loan loss allowance increased by € 498 million or 10 % in 2024, which was mainly driven by stage 3 due to additional charges in the CRE portfolio and in Corporate Bank as well as new defaults in Private Bank, almost overcompensated by non-performing loans sales.
Net charge-offs declined by € 32 million or 3 % in 2024 due to the increase of recoveries in Construction.
S-7
Deutsche Bank
Annual Report 2024 on Form 20-F

	Dec 31, 2023
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	384	5	2	1.41%	0.52%
Mining and quarrying	2,774	8	25	0.31%	1.03%
Manufacturing	28,397	531	179	1.87%	0.61%
Electricity, gas, steam and air conditioning supply	4,081	23	31	0.55%	0.67%
Water supply, sewerage, waste management and remediation activities	486	5	1	0.98%	0.16%
Construction	4,257	107	126	2.51%	3.00%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,030	400	120	1.90%	0.59%
Transport and storage	4,924	44	36	0.90%	0.69%
Accommodation and food service activities	1,862	31	3	1.67%	0.14%
Information and communication	7,589	49	88	0.64%	1.23%
Financial and insurance activities	110,901	753	100	0.68%	0.09%
Real estate activities	49,267	460	50	0.93%	0.10%
Professional, scientific and technical activities	6,889	91	36	1.32%	0.52%
Administrative and support service activities	8,911	140	4	1.57%	0.05%
Public administration and defense, compulsory social security	5,731	37	2	0.65%	0.04%
Education	279	3	(0)	1.10%	(0.03%)
Human health services and social work activities	4,390	25	0	0.58%	0.00%
Arts, entertainment and recreation	1,017	10	27	0.95%	2.62%
Other service activities	4,727	59	65	1.25%	1.61%
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	216,630	2,387	208	1.10%	0.09%
Activities of extraterritorial organizations and bodies	0	0	0	0.80%	9.38%
Total	484,527	5,170	1,104	1.07%	0.23%

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
S-8
Deutsche Bank
Annual Report 2024 on Form 20-F

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
S-9
Deutsche Bank
Annual Report 2024 on Form 20-F

Foreign outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2024, 2023 and 2022. Offsetting of local country claims is done for third party liabilities of the respective foreign offices that represent legal obligations of the foreign offices and for which no payment is guaranteed at locations outside of the country of the office. As of December 31, 2024, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.
	Dec 31, 2024
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	3,520	49,908	102,191	9,330	134,481	299,430	21.59
Great Britain	3,195	35,061	39,181	12,018	10,313	99,768	7.19
Italy	8,667	28,245	21,084	2,552	22,283	82,831	5.97
France	3,513	20,531	22,023	8,554	−	54,621	3.94
Luxembourg	5,370	5,283	15,354	4,858	4,222	35,087	2.53
Spain	5,261	12,724	10,439	2,166	−	30,590	2.21
Belgium	1,105	10,187	9,018	2,074	−	22,384	1.61
Switzerland	3,253	3,883	6,482	7,103	994	21,715	1.57
Ireland	106	2,987	12,218	4,148	−	19,459	1.40
Netherlands	2,186	3,234	8,328	5,617	−	19,365	1.40

1 Other includes commercial and industrial, insurance and other loans.
	Dec 31, 2023
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	1,869	50,159	95,781	6,568	123,772	278,149	21.20
Great Britain	1,991	28,112	18,924	10,914	20,107	80,048	6.10
Italy	4,150	31,097	18,373	2,493	23,176	79,289	6.04
France	2,142	15,926	18,279	7,675	2,892	46,914	3.57
Luxembourg	6,658	4,148	14,899	5,166	6,871	37,743	2.88
Spain	2,692	10,823	13,992	2,647	−	30,154	2.30
Switzerland	1,458	4,650	7,536	9,335	1,529	24,509	1.87
Netherlands	1,868	3,952	9,190	5,876	−	20,886	1.59
Ireland	236	3,286	10,250	3,565	−	17,337	1.32
Belgium	741	7,472	5,856	1,038	−	15,107	1.15
China	3,121	5,514	1,519	403	−	10,557	0.80

1 Other includes commercial and industrial, insurance and other loans.
	Dec 31, 2022
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	5,083	48,556	88,193	6,739	139,166	287,737	21.52
Italy	4,289	25,442	12,564	1,690	24,764	68,749	5.14
Great Britain	3,326	23,051	19,479	9,275	12,546	67,677	5.06
Luxembourg	8,364	4,031	28,642	3,977	5,982	50,997	3.81
France	2,480	12,338	17,181	7,559	2,673	42,231	3.16
Spain	2,209	10,205	8,496	1,954	−	22,864	1.71
Ireland	343	3,415	14,257	2,452	−	20,467	1.53
Switzerland	1,020	3,828	7,325	5,698	1,146	19,017	1.42
Netherlands	1,109	2,829	6,091	5,436	−	15,465	1.16
Belgium	1,034	5,362	2,888	1,101	−	10,385	0.78

1 Other includes commercial and industrial, insurance and other loans.
S-10
Deutsche Bank
Annual Report 2024 on Form 20-F

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
For this disclosure, across all domestic and foreign branches of Deutsche Bank AG, deposits from banks were considered 100 % uninsured, deposits from retail clients 100 % insured. For deposits from other depositors, a fixed percentage based on the proportion of time deposits to total deposits covered under the German statutory deposit guarantee scheme has been applied to estimate non-insured time deposits for this client group. All remaining entities of the Deutsche Bank group have determined the amount of uninsured time deposits following local requirements. As of year-end 2024, the group did not have any time deposits under FDIC insurance coverage on its books.
in € m.	Dec 31, 2024
U.S. time deposits in excess of FDIC insurance limit or similar state deposit insurance regimes	0
Time deposits that are otherwise uninsured, by maturity
3 months or less	58,236
over 3 months to 6 months	24,330
over 6 months to 12 months	17,758
over 12 months	19,104
Total Time deposits that are otherwise uninsured	119,429
Total Uninsured time deposits	119,429

Total deposits by foreign depositors in German offices were € 61.5 billion, € 62.6 billion and € 51.8 billion as of December 31, 2024, 2023 and 2022, respectively.
S-11
Deutsche Bank
Annual Report 2024 on Form 20-F

Imprint

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main (for letters and postcards: 60262)
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com
S-12